Form 20-F
period 1997-12-31
REUTERS GROUP PLC
filed 1998-03-06
CIK 1056084

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 20-F


(Mark One)

   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1997
                                    -----------------

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______ to ______


          Commission file number 0-13456
                                 -------

                               Reuters Group PLC
                      (successor to Reuters Holdings PLC)
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                    England
--------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)


                   85 Fleet Street, London EC4P 4AJ, England
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.
-----

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares of 25p each.
----------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
            -----

Indicate the number of outstanding shares of each of the issuer's predecessor's classes of capital or common stock as of the close of the period covered by the annual report (which does not reflect the capital reorganization effected February 18, 1998).

          Ordinary Shares of 2.5p each............... 1,694,222,503

          Founders Share of (pound)1.................             1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]    No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow

                           Item 17 [ ]     Item 18 [X]

                               TABLE OF CONTENTS

                                                                           Page

PART I

ITEM 1.   Description of Business............................................  3
ITEM 2.   Description of Property............................................ 10
ITEM 3.   Legal Proceedings.................................................. 10
ITEM 4.   Control of Registrant.............................................. 10
ITEM 5.   Nature of Trading Market........................................... 13
ITEM 6.   Exchange Controls and Other Limitations
          Affecting Security Holders......................................... 14
ITEM 7.   Taxation........................................................... 14
ITEM 8.   Selected Financial Data............................................ 17
ITEM 9.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations.......................................... 21
ITEM 9A   Quantitative and Qualitative Disclosures About Market Risk......... 22
ITEM 10.  Directors and Officers of Registrant............................... 23
ITEM 11.  Compensation of Directors and Officers............................. 24
ITEM 12.  Options to Purchase Securities from
          Registrant or Subsidiaries......................................... 24
ITEM 13.  Interest of Management in Certain Transactions..................... 27

PART II

ITEM 14.  Description of Securities to be Registered......................... 27

PART III

ITEM 15.  Defaults upon Senior Securities.................................... 27
ITEM 16.  Changes in Securities and Changes in Security for
          Registered Securities.............................................. 27

PART IV

ITEM 17.  Financial Statements...............................................  *
ITEM 18.  Financial Statements............................................... 27
ITEM 19.  Financial Statements and Exhibits.................................. 28

SIGNATURES................................................................... 29

----------------
* The registrant has responded to Item 18 in lieu of responding to this Item.

      As more fully described below in Item 4 of this Report, on February 18, 1998 Reuters Holdings PLC ("Reuters Holdings") consummated a court approved capital reorganization in which shares of Reuters Holdings PLC were exchanged for a combination of shares of Reuters Group PLC ("Reuters Group") and approximately 1.5 billion in cash. As a result, Reuters Holdings is now a subsidiary of Reuters Group. In all other respects, the business and assets of the Reuters group of companies have not been affected.

      As used in this Report, "Reuters" refers collectively to Reuters Group and its consolidated subsidiaries except as the context otherwise requires.

      The Consolidated Financial Statements of Reuters Holdings incorporated herein by reference from Reuters 1997 Annual Report to Shareholders (the "1997 Annual Report to Shareholders") are presented in pounds sterling ("pound"). On December 31, 1997, the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was $1.64 per (pound)1; on February 18, 1998 the Noon Buying Rate was also $1.64 per (pound)1. For additional information on exchange rates between the pound sterling and the US dollar, see "Exchange Rates" in Item 8 of this Report.

      Reuters Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The principal differences between UK GAAP and US GAAP relevant to Reuters are explained in "Summary of Differences Between UK and US Generally Accepted Accounting Principles" included in the Consolidated Financial Statements referred to above.


                                     PART I
                                     ------

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

      Reuters supplies the global financial business and news media communities with a wide range of products including real-time financial data, transaction systems, information management systems, access to numeric and textual historic databases, news, graphics, still photos, television news and news video. It provides certain electronic brokerage services through Instinet for equities, and through its Dealing 2000-2 automated matching service for foreign exchange.

      Information is obtained from 277 exchanges and over-the-counter markets, from some 4,800 subscribers who contribute data directly to Reuters, and from a network of 2,036 journalists, photographers and camera operators. There are some 435,000 user accesses for Reuters products around the world, including accesses by clients using equipment not owned by Reuters.

                              Information Sources
                              -------------------

      Reuters gathers exchange and over-the-counter trading data, contributed data, reference data and general, financial and business news.

      Reuters obtains current trading information for securities, commodities, options and futures from organized exchanges and over-the-counter markets. The information is normally transmitted electronically to Reuters databases by a direct feed from the computerized reporting system maintained by an exchange. Dealers and brokers in foreign exchange and other financial markets contribute their latest quotations to Reuters databases using Reuters terminals or their own computer systems. Data contributed by one contributor is available to all other subscribers to the same product except those the contributor directs should be precluded. Reuters also has a number of long-term agreements with certain brokers and specialist data vendors for the supply of key market data.

      Other numeric data such as corporate and economic statistics and textual historical information is obtained from a wide range of publications and other third party sources, including annual reports. Data is gathered in either electronic or hard copy form and is edited by specialized Reuters staff.

      Reuters staff also report and edit general and specialized news for business and media subscribers in textual, video and audio form. At December 31, 1997, Reuters journalists, photographers and camera operators were based in reporting bureaus located in 174 cities in 107 countries. Reuters reporting staff are supported by part-time staff in almost every country. Many Reuters text journalists are financial or other market specialists.

      As it is received, data is automatically processed and stored on a continually updated basis so that subscribers can retrieve it within seconds. Reuters information databases range from real-time to over ten years old.

                               Principal Products
                               ------------------

      Reuters products may be categorized into: information products contributing 64% of total 1997 revenue, transaction products contributing 29% and media and professional products contributing 7%.

Information Products
--------------------

      Reuters information products include real-time information, historic information databases, applications products and information management systems. Real-time information, historic information databases and applications products are delivered to subscribers through personal computer-based Reuters Terminals ("RTs") or, in the case of real-time data, via datafeeds, through Reuters-supplied or third-party information management systems. Reuters databases carry around two million individual instruments. Reuters also supplies a software-only version of its standard RT, which allows Reuters information products to be distributed over a subscriber's own local area network and hardware. In addition, Reuters delivers information via the Reuters Web, which uses Internet technology, to customer intranets.

      Reuters packages real-time and historical news and prices into products designed to suit the requirements of subscribers in particular sectors of the financial and business communities. These products cover the world's foreign exchange, money, securities, fixed income, commodities, energy and shipping markets. Reuters foreign exchange and money market products were its greatest source of revenue in each of the last three years.

      During 1997 Reuters continued the rollout of its new generation "3000" range of information products. By year end approximately 28,000 accesses had been installed. Reuters 3000 products combine the real-time features of its existing "2000" series (described below) with access to historical data, a range of analytics and graphing capabilities, textual and television news and Reuters Mail, an electronic messaging facility. Subscribers to the 3000 range also receive a continuous flow of news stories, as well as background economic data and analyses, on the relevant instruments. The 3000 range is delivered to subscribers over a high speed proprietary network using industry standard Internet protocols. In 1997 Reuters launched PowerPlus 32, a new advanced financial analytic package that is being marketed in conjunction with the Reuters 3000 range of products.

      Reuters 2000 series of real-time international services are carried on its Integrated Data Network ("IDN"). These products are formed from a series of content "building blocks", each containing relevant real-time prices and related data on a particular market. Both the 3000 series and the 2000 series of products are grouped in different combinations to allow subscribers to select the product or products specific to their needs. As with the 3000 range, the 2000 range may be supplemented with news stories and analytics.

      Reuters also delivers textual financial news in more than twenty languages and offers a specialized financial television service designed for the professional user.

      In addition to the international products described above, Reuters offers many domestic information products, focused on the needs of individual countries. Domestic news services, written in the national language where appropriate, complement the information products. A range of optional products produced by third parties to augment Reuters news and market data is also available to subscribers.

      In 1997 Reuters also introduced several new information products for intranet and Internet delivery. These included products developed in collaboration with certain large European banks which enable the banks to circulate information to their branches and customers over their own private intranets. In addition, Reuters and Sun Microsystems Inc. launched ReutersFirst Web, a web browser-based service for the Japanese market that uses "push" architecture to deliver real-time data in an Internet protocol.

      Reuters also offers a number of risk management products which encompass deal capture, position keeping, credit management and risk analysis.

      Reuters also designs, installs and maintains digital and video information management systems. These systems allow access to Reuters real-time information, information databases and transaction products, products of other data suppliers and the customer's own in-house computer facilities. Reuters two main products in this sector, Triarch 2000 and The Information Bus ("TIB"), are digital systems offering a choice of operating systems and platforms and using local area networks to distribute the data. TIB is the principal product of TIBCO Finance Technology Inc. ("TIBCO Finance", formerly TIBCO Inc.), a US company acquired by Reuters in 1994. In 1997 the business of TIBCO Inc. was restructured. A new company, TIBCO Software Inc., ("TIBCO Software") was formed to pursue opportunities for applying TIBCO technology to sectors outside finance, including the Internet. TIBCO Finance continues to focus on the financial sector in and beyond the trading room. In connection with this restructuring, option plans were established under which up to 26% of the outstanding shares of TIBCO Software (on a fully diluted basis) could be acquired by employees of TIBCO Software and TIBCO Finance. In addition, TIBCO Software issued new convertible preferred shares to two outside investors, CISCO Systems, Inc. and Mayfield Venture Capital Fund, who at the end of 1997 owned 8% and 5%, respectively, of the fully diluted share capital of TIBCO Software.

      In 1997 Reuters acquired a 49% stake and voting control in Bisnews Information Services Limited of Thailand, a supplier of domestic real-time information and news to over 7,600 Thai financial market participants. Reuters also acquired a 67% equity interest in Marvin S.A., a Paris-based real-time calculation software specialist company, and has an option to purchase the remaining 33% by 2001. In addition, Reuters and Jiji Press Limited of Japan agreed to extend areas of cooperation in the production, distribution and sale of services for financial and corporate markets.

Transaction Products
--------------------

      Reuters transaction products enable dealers to contact counterparties through Reuters communications networks in order to effect trades.

      Dealing 2000-1 enables dealers to contact one another directly within seconds to negotiate and conclude trades in foreign exchange and other financial markets. Up to four conversations can be conducted simultaneously. The product also automates the production of "tickets" for foreign exchange deals and certain other money market instruments.

      Through its UK subsidiary Reuters Transaction Services Limited ("RTSL"), a regulated wholesale money market institution, Reuters operates Dealing 2000-2 Spot, an electronic brokerage service for the interbank spot foreign exchange market. Dealing 2000-2 Spot enables all traders linked to the product to see the best buy or sell price for a currency pair simultaneously. This automatic, anonymous service matches bid and offer orders using a central computer, verifying that the counterparties have sufficient and mutually acceptable credit.

      In 1997 RTSL launched a modified version of the Dealing 2000-2 Spot service, known as Dealing 2000-2 Forwards, to cater to the forward foreign exchange market.

      Through its subsidiary Instinet Corporation ("Instinet"), a registered US securities broker, Reuters operates an equity securities market information and trading system for investment professionals (the "Instinet System"). The Instinet System provides anonymous two-way computerized transactional capability and continuously updated market information with respect to equity securities traded on US national and regional stock exchanges and NASDAQ and with respect to certain non-US equity securities.

      In addition to enabling customers to negotiate trades directly with each other, the Instinet System automatically executes clients' matching buy and sell orders. Instinet also offers a number of "crossing" services which operate outside regular trading hours in the markets for the relevant securities, and a research and analytics product which allows traders and portfolio managers to monitor and analyze real-time and historical stock price data via traditional, proprietary and customized technical indicators.

      Affiliates of Instinet are members of the American Stock Exchange, the Chicago Board Options Exchange, all major regional securities exchanges in the US, the Toronto Stock Exchange, the London Stock Exchange, the Frankfurt Stock Exchange, the Paris Bourse, the Zurich Stock Exchange, the Hong Kong Stock Exchange, the Stockholm Stock Exchange and the European Options Exchange. An Instinet affiliate has a license from the Ministry of Finance in Japan to operate as a foreign securities firm with a Tokyo branch.

      GLOBEX(R), an automated order matching system for trading futures and options contracts, is operated by Reuters under an agreement with the Chicago Mercantile Exchange ("CME") and the March Terme International de France ("MATIF"). The agreement, which was due to expire on May 1, 1998, has been extended to September 30, 1998 and may be further extended to December 31, 1998. GLOBEX will not continue beyond 1998 as MATIF and CME have announced their intention to use a different proprietary system.

Media and Professional Products
-------------------------------

      Reuters supplies textual news on politics, finance, economics and business, the arts, sports, science, technology and general human interest issues to newspapers, radio and television stations, on-line services, governments and international institutions. Reuters also operates international news pictures and news graphics services for the newspaper, magazine, television and on-line markets. Reuters supplies these services either directly to subscribers or through national news organizations to which Reuters has granted distribution rights.

      Reuters also operates a large international television news agency, Reuters Television, and participates in joint ventures that operate three 24 hour radio news stations. It holds minority interests in UK-based Independent Television News (ITN) and India's ANI news agency.

      In addition, Reuters provides a range of professional products for customers outside the financial industry, including business information, medical and advertising products, and provides multi-media news packages to Internet-based publishers and redistributors. It is a leading provider of news on the Internet and operates a specialized sports website with Digital Equipment Corporation at "http://www.sportsweb.com/. Reuters is also using the Internet to provide information about Reuters itself, and its products, to existing and potential customers at "http://www.reuters.com/".

                        Data and Communications Networks
                        --------------------------------

      Reuters operates a number of communications networks, employing various technologies, for distribution of its products. Reuters is making increasing use of Internet technology which is being incorporated into the Reuters Web communications network.

      Reuters has two global technical centers, two main technical centers and a number of smaller local data centers. Reuters data centers are linked by dedicated international communications circuits which rely on satellite links, optical fiber cables and coaxial cables. These circuits are leased from various governmental and private telecommunications operators.

      Communications between data centers and Reuters subscribers are usually by dedicated terrestrial circuits which are leased from telecommunications operators and are supplemented by a variety of other transmission systems. These include satellite-based networks for delivery of services to small dish receivers on customer premises as an alternative to terrestrial lines.

                          Principal Geographic Markets
                          ----------------------------

      Reuters products are distributed to 163 countries. Operations are divided for financial reporting purposes into three principal geographical areas; Europe, Middle East and Africa; Asia/Pacific; and the Americas, with the world-wide operations of Instinet and TIBCO reported separately because it is impractical to report these operations by geographic area.

      An analysis of revenue, costs, contribution and assets by market is provided under the heading "Operating and Financial Review" and in Notes 2 and 15 of Notes on the Consolidated Financial Statements, both incorporated herein by reference from the 1997 Annual Report to Shareholders.

                           Subscribers and Marketing
                           -------------------------

      In an open systems environment customers can choose their own terminal hardware. Therefore, Reuters information products are billed by number of user accesses. User accesses include terminals, accesses to datafeeds, slave screens, portable data screens and pagers. The number of user accesses at the end of each of the last three years is set forth below.

                                          At December 31,
                                ----------------------------------
                                1997           1996           1995
                              -------        -------        -------

Information Products          386,000        321,000        292,900
Transaction Products           38,000         33,500         30,100
Professional Products          11,000          7,500          4,100
                              -------        -------        -------

Total                         435,000        362,000        327,100
                              =======        =======        =======


--------------------

(1) Accesses to certain Professional Products, principally in healthcare and advertising, are not included

      Information relating to user accesses and an analysis of subscribers by type are provided under the heading "Operating and Financial Review" and in Note 14 of Notes on the Consolidated Cash Flow Statement, both incorporated herein by reference from the 1997 Annual Report to Shareholders.

      Subscribers are supported by "Front Line Business Units", which are responsible for the sale, delivery, support and administration of Reuters products within their territory. Reuters products are generally marketed by Reuters own sales force.

      The majority of Reuters revenue is recurring and generally covered by contracts of indefinite term, subject to a two year initial commitment for new clients. Most services are cancellable on 12 months' notice although certain services may be cancelled on six or three months' notice. Currently the majority of contracts with larger, multi-location subscribers generally have terms of four years and allow the subscriber to cancel a portion of its Reuters services without incurring liquidated damages. Since the beginning of 1997, upon renewal of their contracts, such subscribers are asked to sign an indefinite global contract which is terminable by either party on two years' notice and which also includes a cancellation allowance. Charges are based upon the particular products purchased by a subscriber and the number of user accesses. Payment terms are generally in advance. Charges for certain other Reuters products vary according to volume of use. These include the Instinet System, Dealing 2000-2 and certain information database products.

      Under its agreements with Dealing 2000-2 subscribers, RTSL accepts liability for direct net loss incurred by subscribers solely as a result of a transmission or processing fault that is shown to be caused by the negligence or wilful misconduct of Reuters. RTSL only accepts this liability in full for trades with a value of up to $15 million; for trades above $15 million, RTSL agreements with Dealing 2000-2 subscribers limit RTSL's liability on a pro rata basis.

                             Development Activities
                             ----------------------

      Expenditures for development, which exclude costs associated with the Millennium program, aggregated (pound)235 million in 1997, (pound)202 million in 1996 and (pound)191 million in 1995. Of the total amount (pound)162 million (1996 -- (pound)137 million) was spent on information products and (pound)60 million (1996 -- (pound)50 million) on transaction products. Activities during 1997 included continuing the development of the 3000 series products, improvements to data collection systems, further development by Instinet and of other transaction products and development relating to TIBCO and Internet products.

      The requirements of the forthcoming Millennium and European Monetary Union deadlines necessitated diversion of development effort to upgrade certain products and phase out others. For information relating to Reuters Millennium and European Monetary Union Programs see the discussion included in the "Operating and Financial Review" incorporated herein by reference from the 1997 Annual Report to Shareholders.

                         Equipment Supply and Servicing
                         ------------------------------

      Reuters central computers are presently supplied by Digital Equipment Corporation, with a limited number of computers from International Business Machines Corporation, NCR Corporation and other manufacturers. Reuters central computers are installed and normally maintained by the supplier. Operation is carried out by Reuters personnel. Reuters installs and provides first level maintenance for client site equipment either directly or in some countries via sub-contractors. Some clients specify and supply such equipment themselves and may be responsible for its maintenance. All Reuters application software on central computers and client site systems is maintained by Reuters.

                                  Competition
                                  -----------

      Reuters faces competition in all market sectors and geographical areas. Some rival information vendors compete across a range of markets and in most major financial centers. Other vendors are more specialized, either in markets or location. Reuters transaction products compete with similar products from other vendors, other electronic brokers, and with other trading methods, such as the use of non-electronic brokers and the telephone.

Information Products
--------------------

      Competitors in the provision of information for the financial markets include Bloomberg L.P. ("Bloomberg"); Bridge Information Systems ("Bridge"); Dow Jones Markets (formerly Dow Jones Telerate), a subsidiary of Dow Jones Company, Inc. ("Dow Jones"); ICV Datastream International Ltd. ("Datastream"), a subsidiary of Primark Corporation; Quick Corporation of Japan; Automatic Data Processing Inc.; and Telekurs A.G. of Switzerland. In the provision of information management systems, Reuters competes with Misys plc; British Telecommunications plc; CSK Software, a subsidiary of CSK Corporation; Dow Jones Markets, SunGard Data Systems Inc. and a large number of other vendors.

Transaction Products
--------------------

      The Electronic Broking Service ("EBS"), which includes FX Trader, and Dow Jones Markets compete with Dealing 2000-1. EBS also competes with the foreign exchange spot matching service provided by Reuters Dealing 2000-2. The EBS partnership comprises a number of leading European, US and Japanese banks.

      In the provision of equity transaction products, Instinet competes with, among others, the SelectNet System of the National Association of Securities Dealers, Inc. (the "NASD"), which enables NASD members to trade electronically in OTC stocks, and other so-called "electronic communications networks" ("ECNs"), including Bloomberg Tradebook L.L.C., a subsidiary of Bloomberg, and the Island System. In December 1997, the NASD filed proposed rule changes designed to implement a new integrated order-delivery and execution system, called "Next Nasdaq". Next Nasdaq would, among other things, create a central limit order book functionality within the Nasdaq Stock market, Inc. ("Nasdaq").
In January 1998 Nasdaq and Optimark Technologies, Inc. ("Optimark") announced an agreement in principle to integrate Optimark's order matching technology directly into Next Nasdaq. In its capacity as a broker-dealer, Instinet competes with other broker-dealers (including many of its own customers) for institutional order flow. In addition, the securities exchanges (including the Tradepoint Investment Exchange in the UK) and other broker-dealers offer competing crossing services.

Media Products, Television and Professional Products
----------------------------------------------------

      Competition for the supply of news to the media comes from Associated Press, Bloomberg, Agence France Presse and a number of other news agencies and national newspapers which syndicate their news. Competition for the supply of news pictures comes mainly from Associated Press, Agence France Presse and the European Press Agency. The main competitors to Reuters Television are Worldwide Television News, an agency controlled by the American Broadcasting Company, and Associated Press Television.

      The principal competitors for the supply of professional products are LEXIS-NEXIS, Financial Times Electronic Publishing, The Dialog Corporation and Dow Jones News Retrieval.

                             Government Regulations
                             ----------------------

Information Products
--------------------

      Reuters Limited is regulated as a service company by the UK Financial Services Authority (the successor regulatory body to the UK Securities and Investments Board) under the Financial Services Act 1986.

      The use of communications links is subject to government regulation and/or licensing in every country.

Transaction Products
--------------------

      As registered broker-dealers and members of the NASD and various other self-regulatory organizations in the US and other countries in which they operate, Instinet and Instinet affiliates using the Instinet System are subject to substantial regulation under the US securities laws and their equivalents in other countries, including net capital requirements.

      In January 1997 the US Securities and Exchange Commission ("SEC") implemented rules governing market-maker and exchange specialist usage of Instinet and other ECNs. See "Operating and Financial Review -- Cautionary Statements -- SEC Rules on ECN usage" incorporated herein by reference from the 1997 Annual Report to Shareholders.

      RTSL is subject to regulation by the Bank of England equivalent to that applied to broking participants in the London foreign exchange market, including capital adequacy requirements. The operations of its Singapore branch are regulated by the Monetary Authority of Singapore.

ITEM 2. DESCRIPTION OF PROPERTY
-------------------------------

      Reuters principal properties are its corporate headquarters in London, its two global technical centers in London and Geneva and its two other main technical centers in New York and Singapore. The London and New York properties are situated on land owned by Reuters, whereas the buildings in Geneva and Singapore were built by Reuters on leased land. The leases, including periods covered by options to extend, expire in 2095 and 2050, respectively.

      On February 13, 1998 Reuters entered into a joint venture with Rudin Times Square Associates, LLC to develop an 855,000 square foot building in the Times Square section of New York City, to be known as "The Reuters Building". Each party will invest approximately US$45 million of equity, with other costs to be funded through a loan. The total cost of the project is estimated to be approximately US$360 million. In connection with the transaction Reuters expects to obtain approximately US$25 million in tax incentives from the City and State of New York to remain in the city, half of which is linked to retention of jobs and half to growth above 1997 headcount levels.


ITEM 3. LEGAL PROCEEDINGS
-------------------------

      On August 14, 1997, the United States Court of Appeals for the Second Circuit unanimously upheld an order of the United States District Court for the Southern District of New York granting summary judgment in favor of Reuters America Inc. in a previously disclosed lawsuit brought by a former employee, Timothy F. Scala. No further appeal was timely made.

      For information concerning a grand jury investigation regarding Reuters Analytics Inc., a US subsidiary based in Stamford, Connecticut, see "Operating and Financial Review -- Cautionary Statements -- Reuters Analytics" and Note 31 of Notes on the Consolidated Balance Sheet, both incorporated herein by reference from the 1997 Annual Report to Shareholders.

      In addition, Reuters and its subsidiaries are parties to legal proceedings that are considered to be either ordinary routine litigation incidental to their business or not material to Reuters consolidated financial position.


ITEM 4. CONTROL OF REGISTRANT
-----------------------------

Capital Reorganization
----------------------

      On February 18, 1998 Reuters Holdings consummated a court-sanctioned capital reorganization under which holders of Reuters Holdings' ordinary shares of 2.5p each ("Reuters Holdings Shares") on the register on February 17, 1998 received, in exchange for such shares, cash and ordinary shares of 25p each of Reuters Group ("Ordinary Shares"), on the following basis:

      For every 15 Reuters Holdings Shares held - (pound)13.60 in cash and 13 Ordinary Shares.

      Similarly, holders of American Depositary Shares, each representing six Reuters Holdings Shares ("Reuters Holdings ADSs") on the register on February 17, 1998 received:

      For every 15 Reuters Holdings ADSs held - $133.17 in cash (the US dollar equivalent of (pound)81.60 on February 23, 1998) and 13 American Depositary Shares, each representing six Ordinary Shares ("ADSs")

      In addition, the existing Founders Share of (pound)1 in Reuters Holdings was cancelled and a new Founders Share of (pound)1 in Reuters Group with identical rights (the "Founders Share") was issued to Reuters Founders Share Company Limited (the "Founders Share Company").

General
-------

      The Memorandum and Articles of Association of Reuters Group (the "Articles") contain two sets of restrictions relating to the ownership of Reuters Group shares that are intended to ensure continued compliance with the following principles (the "Reuter Trust Principles") in a manner appropriate for a public company:

   I. that Reuters shall at no time pass into the hands of any one interest, group or faction;

   II. that the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

   III. that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals, and others with whom Reuters has or may have contracts;

   IV. that Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

   V. that no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters so as to maintain its leading position in the international news and information business.

      For purposes of the Reuter Trust Principles, the term "Reuters" means Reuters Group and every subsidiary of Reuters Group from time to time supplying news services. Reuters believes that the observance of the Reuter Trust Principles is compatible with its ability to achieve its financial objectives and to operate its business in the interest of its shareholders generally.

      The first set of restrictions contained in the Articles applies to persons that become "interested" in 15% or more of the Ordinary Shares outstanding at any time. The term "interested" is defined in the Articles by reference to provisions of the Companies Act 1985 of Great Britain, as amended (the "Companies Act"), which require persons to disclose to public companies interests in voting shares in excess of a prescribed percentage. (At present, material interests of 3% of the class and other interests of 10% of the class must be disclosed.) Subject to certain exceptions, all shares held by a person who reaches the 15% limit will be disenfranchised. Moreover, Reuters Group is empowered to effect an involuntary disposition of the number of shares by which a person exceeds the 15% limit if that person fails to do so on demand (which involuntary disposition may be made, if appropriate, by means of an instruction to effect an electronic transfer of uncertificated shares).

      Second, Reuters Group share capital includes the Founders Share which is held by the Founders Share Company, a company limited by guarantee consisting of individuals (the "Reuter Trustees") who constitute both its members and directors. The Founders Share empowers the Founders Share Company to cast such number of votes as will pass any resolution supported by, and defeat any resolution opposed by, the Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of Reuters. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. The Founders Share also empowers the Founders Share Company to cast such number of votes as will defeat any resolution opposed by it that would alter any provision of the Articles relating to the Reuter Trust Principles or to the rights of the Founders Share. See "Principal Shareholders -- The Founders Share" below.

      The restrictions on "interests" in Ordinary Shares and the extraordinary voting rights of the Founders Share may be characterized as "anti-takeover" provisions to the extent they are intended to prevent a bid for control of Reuters. Tender offers or other non-market acquisitions of shares are usually made at prices above the prevailing market price of a company's shares. Acquisitions of shares by persons attempting to acquire control through market purchases may support the price of shares at market levels higher than otherwise would be the case. The "anti-takeover" provisions applicable to Reuters may be expected to preclude such offers.

                             Principal Shareholders
                             ----------------------
Ordinary Shares
---------------

      As of February 18, 1998, after giving effect to the capital reorganization, there were 1,407,146,996 Ordinary Shares outstanding, excluding 10,184,697 Ordinary Shares owned by certain Employee Share Ownership Trusts. See
Note 18 of Notes on the Consolidated Balance Sheet, incorporated herein by reference from the 1997 Annual Report to Shareholders. As of that date, no person or group had disclosed an interest (as defined in the Companies Act) in the Ordinary Shares of Reuters Group. On that date, to Reuters knowledge, all directors and officers of Reuters as a group (23 persons) had an interest in an aggregate of 1,378,948 Ordinary Shares, representing approximately 0.1% of the total outstanding, excluding an aggregate of 2,396,883 Ordinary Shares that may be acquired by directors and officers pursuant to the share option and restricted share and share rights schemes referred to in Item 12 of this Report.

The Founders Share
------------------

      Ownership of the Founders Share is restricted to the Founders Share Company. Seven of the current Trustees were appointed by four news associations:
The Press Association Limited, NPA Nominees Limited, AAP Information Services Pty Limited, and New Zealand Press Association Limited, (collectively, the "Associations"). In accordance with certain 1995 amendments to the Articles of Association of the Founders Share Company, future Reuter Trustees are to be nominated by a Nomination Committee consisting of (i) the five longest serving Reuter Trustees, (ii) the Chairman of the Reuter Trustees (unless included under clause (i) above), (iii) one person nominated by each of the Associations, (iv) two persons appointed by the Chairman of Reuters, and (v) two persons appointed by the Chairman of the Nomination Committee after consultation with (and who are acceptable to) the European Commission on Human Rights. Notwithstanding clause
(iii) above, none of the Associations may nominate a member of the Nomination Committee pursuant to that clause while any of its appointments are included in the Nomination Committee by virtue of clause (i) or clause (ii) above. Reuter Trustees may not be directors or employees of Reuters.


      The Articles of Association of the Founders Share Company require that the Reuter Trustees generally act in accordance with the Reuter Trust Principles and endeavor to ensure compliance with the Reuter Trust Principles insofar as the Reuter Trustees are able to do so by the proper exercise of their powers, including the exercise of the voting rights of the Founders Share. Reuters is required to reimburse the reasonable expenses of the Reuter Trustees and to indemnify the Founders Share Company in respect of all expenses incurred by it, including those incurred in enforcing the Reuter Trust Principles.

The Reuter Trustees currently in office are as follows:


Trustee                                                     Since
-------                                                     -----

The Right Hon. the Lord Browne-Wilkinson                    1989
Sir Michael Checkland                                       1994
Claude Neville David Cole CBE                               1983
John Elliott Christopher Dicks                              1985
Pehr Gustaf Gyllenhammar                                    1997
Sir John Gordon Seymour Linacre CBE, AFC, DFM               1986
Kenneth Morgan OBE                                          1984
Sir Frank Jarvis Rogers.(Chairman)                          1989
The Right Hon. The Viscount Rothermere                      1979
Arthur Ochs Sulzberger                                      1994
Ernest James Lyle Turnbull AO                               1993
Richard John Winfrey                                        1987


      All of the current Reuter Trustees were nominated pursuant to the procedures in force prior to 1995, except for Mr. Gyllenhammar who was nominated by the Nomination Committee referred to above.

      Each Reuter Trustee is normally required to retire at the Annual General Meeting ("AGM") of the Founders Share Company following the fifth anniversary of his nomination or last renomination and will be eligible for renomination (unless he has reached the age of 75).


ITEM 5. NATURE OF TRADING MARKET
--------------------------------

      The Ordinary Shares are traded on the London Stock Exchange and the ADSs are included for trading in the NASDAQ National Market System. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by Morgan Guaranty Trust Company of New York, as Depositary under a Deposit Agreement, dated as of February 18, 1998 (the "Deposit Agreement"), among Reuters, the Depositary and the holders from time to time of ADRs.

      The table below sets forth, for the periods indicated, (i) the reported high and low sales prices for Reuters Holdings Shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the Reuters Holdings ADSs on NASDAQ, except that the price information included for February 18, 1998 (6.25/6.06 pounds per share; $65-5/8/$60 per ADS) gives effect to the capital reorganization and is for the Reuters Group Ordinary Shares and ADSs. The number of Ordinary Shares and ADSs delivered in the capital reorganization was set to, among other things, facilitate comparability of share price with the Reuters Holdings Shares and Reuters Holdings ADSs, respectively. Accordingly, the prices for prior periods have not been restated. However, see Note (1) to the table of Consolidated Income Statement Data, Amounts in Accordance with US GAAP in Item 8 of this Report, with respect to the US GAAP treatment of the capital reorganization and its retroactive effect on the number of shares outstanding and per share amounts.



                              The London Stock Exchange          NASDAQ
                              -------------------------    ------------------
                                  Pounds Per Share         US Dollars per ADS
                              -------------------------    ------------------
                                   High      Low            High         Low
                                   ----      ---            ----         ---
1996
First Quarter                      7.28      5.84           66-1/2      54-5/8
Second Quarter                     8.18      7.30           72-3/4      65-5/8
Third Quarter                      7.92      6.64           73-1/2      62-3/16
Fourth Quarter                     8.09      6.50           76-7/8      66-7/8

1997
First Quarter                      7.57      5.98           76-3/4          58
Second Quarter                     7.07      5.73           69-1/2          56
Third Quarter                      7.40      5.55           71-1/2      56-3/4
Fourth Quarter                     7.82      5.90           75-5/8          60

1998
First Quarter (to February 18)     6.94      5.18           67-1/8      50-1/4

      As of February 18, 1998, 510,754 Ordinary Shares and ADRs evidencing 50,314,430 ADSs (representing 301,886,580 Ordinary Shares) were held of record in the US. These Ordinary Shares and ADRs were held by 105 record holders and 3,155 record holders, respectively, and represented 0.04% or evidenced ADSs representing 21.3%, respectively, of the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
--------------------------------------------------------------------------

      There are currently no UK foreign exchange control restrictions on remittances of dividends on Ordinary Shares or on the conduct of Reuters operations.

      Under English Law and Reuters Articles persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their Ordinary Shares in the same manner as UK residents or nationals.

ITEM 7. TAXATION
----------------

      The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADRs. The statements of UK and US tax laws set forth below are based on the laws and the UK Inland Revenue practice in force as of the date of this Report and take account of the changes to the tax treatment of dividends resulting from provisions in the Finance (No. 2) Act 1997, which will become effective in relation to dividends paid on or after 6 April 1999. The statements herein are also subject to any other changes in UK or US law, and in any double taxation convention between the US and the UK, occurring after the date of this Report.


UK Taxation of Dividends -- Refund of Tax Credits
-------------------------------------------------

Position before 6 April 1999
----------------------------

      General: When paying a dividend on Ordinary Shares, Reuters will be liable to pay to the UK Inland Revenue advance corporation tax ("ACT") currently at a rate equal to 25% of the cash dividend paid. UK resident individual shareholders are entitled to a tax credit equal to the ACT paid against such individual shareholder's total income tax liability or, in appropriate cases, a cash refund of the ACT paid.

      Under the terms of the UK/US Double Taxation Convention 1975, a US resident individual or corporate portfolio holder of an Ordinary Share or ADR who is not also resident in the UK for UK tax purposes (a "US holder") generally will be entitled to receive from the UK Inland Revenue payment of a refund ("Refund") of the tax credit available to UK resident shareholders currently at a rate equal to 25% of the cash dividend. A 15% withholding tax will be imposed on the sum of the dividend plus the Refund (the "Gross Dividend"). For example, at current rates, a (pound)80 dividend results in a (pound)20 Refund. The Gross Dividend of (pound)100 ((pound)80 plus (pound)20) is subject to a UK withholding tax of (pound)15. Thus, the US holder receives (pound)85.

      These provisions do not apply to (i) shareholders whose holding of Ordinary Shares or ADRs is effectively connected with a permanent establishment or fixed place of business in the UK, (ii) under certain circumstances, an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents nor citizens of the US and (iii) under certain circumstances, a corporation which, alone or together with one or more associated corporations controls, directly or indirectly, 10% or more of the voting stock of Reuters.

      Arrangements for Payment of Refund: Reuters Group is currently confirming the application to the reorganized share capital of certain arrangements which Reuters Holdings had with the UK Inland Revenue. Confirmation is expected before payment of the final dividend in respect of 1997. On this basis, subject to certain exceptions, the Refund will be paid by Reuters to a US holder together with, and at the same time as, the associated dividend. To establish its entitlement to the Refund, the US holder must complete the declaration on the reverse of the dividend check and present the check for payment within three months from the date of its issue. In the case of ADRs or Ordinary Shares held through The Depository Trust Company ("DTC"), a declaration as to the conditions entitling the beneficial US holder to the Refund should be completed by the broker-dealer or bank member of DTC which holds the Ordinary Shares or ADRs on behalf of such US holder. These arrangements can be terminated without notice by the UK Inland Revenue.

      A US holder who does not come within these arrangements may obtain the Refund by filing a claim for refund directly with the UK Inland Revenue, in the manner and at the time described in US Revenue Procedure 80-18, 1980-1 C.B. 623 and US Revenue Procedure 81-58, 1981-2 C.B. 678, summarized below.

Claims for payment must be made within six years of the UK year of assessment (generally, the 12-month period ending April 5 in each year) in which the related dividend was paid. The first claim by a US holder for an Refund must be made by sending the appropriate UK form in duplicate to the Director of the US Internal Revenue Service Center with which the shareholder's last federal income tax return was filed. Forms may be obtained by writing to the US Internal Revenue Service, Assistant Commissioner International, 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024, Attention: Taxpayers Service Division. Because a refund claim is not considered made until the UK tax authorities receive the appropriate form from the US Internal Revenue Service, forms should be sent to the US Internal Revenue Service well before the end of the applicable limitation period. Any subsequent claims by a US holder for payment of a Refund should be filed directly with the UK Financial Intermediaries and Claims Office, Fitzroy House, PO Box 46, Nottingham NG2 1BD, England.

      Certain provisions of the UK Income and Corporation Taxes Act 1988 empower the UK Government to deny the payment of tax credits in circumstances where (i) a corporate shareholder which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the UK company and (ii) such shareholder or an associated company has a qualifying presence in a jurisdiction which operates a unitary system of corporate taxation. These provisions are only triggered if the UK Treasury so determines by Statutory Instrument and no such Instrument has yet been made. However, the UK Chancellor announced in 1994 that the UK will be retaining its retaliatory powers against the possibility of harm to the interests of UK-owned companies in the future.

Position on and after 6 April 1999
----------------------------------

      The UK Government has invited comments on a proposal to abolish ACT with effect from April 6, 1999, so that if the proposal is implemented no ACT would be payable by Reuters on payment of a cash dividend on or after that date. The proposal, however, envisages a system of "shadow ACT" to govern the rate at which companies can utilise surplus ACT.

      On and after April 6, 1999, the tax credit on cash dividends paid by Reuters on Ordinary Shares would be reduced to one-ninth of the cash dividend (or 10% of the Gross Dividend). The tax credit may be set off against a UK resident individual shareholder's total income tax liability, but no cash refund would be available.

      Accordingly, a US holder would effectively cease to be entitled to any Refund in respect of dividends, as the 15% withholding tax under the Treaty will exceed (but will be limited to) the tax credit to which the Treaty otherwise entitles him. Hence, using the example set out above, a (pound)80 cash dividend would result in a US holder receiving (pound)80 after deduction of withholding tax of (pound)8.89.

US Taxation Consequences.
------------------------

      The Gross Dividend generally will be treated as dividend income for US federal income tax purposes. Such dividends will not be eligible for the 70% dividends received deduction allowed to US corporations. However, the withholding tax will be eligible, subject to certain limitations, for credit against the holder's US federal income tax. In most cases, such credit should reduce the US federal income taxes on the dividend by the full amount of the withholding tax. US Treasury regulations under certain circumstances impose a special tax return disclosure obligation on holders who claim the benefits of the US foreign tax credit on their US federal income tax returns. US holders should consult their tax advisors as to the methods of compliance with such disclosure obligations. Under recently enacted legislation, a US holder will be denied a foreign tax credit (and instead allowed a deduction) for foreign taxes imposed on a dividend if the US holder has not held the Ordinary Shares or ADRs for at least 16 days in the 30-day holding period beginning 15 days before the ex-dividend date. Any days during which a US holder has substantially diminished its risk of loss on the Ordinary Shares or ADRs are not counted toward meeting the 16 day holding period required by the statute. A US holder that is under an obligation to make related payments with respect to the Ordinary Shares or ADRs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend.

Taxation of Capital Gains
-------------------------

      The following categories of persons may be liable for both UK and US tax in respect of a gain on the sale of Ordinary Shares or ADRs: (i) US citizens ordinarily resident in the UK, (ii) US corporations resident in the UK by reason of their business being managed or controlled in the UK and (iii) US citizens or corporations which are trading or carrying on a profession or vocation in the UK through a branch or agency which constitutes a permanent establishment or fixed base and which have used, held or acquired the Ordinary Shares or ADRs for the purposes of such trade, profession or vocation or such branch or agency. However, subject to applicable limitations, such persons may be entitled to a tax credit against their US federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains (as the case may be) which is paid in respect of such gain. US holders who hold Ordinary Shares or ADRs as capital assets will generally recognize long-term capital gain or loss if such holder has held the shares for more than one-year on the date of disposition. Under recently enacted legislation, the tax rate applicable to long-term capital gains will vary depending upon whether the Ordinary Shares or ADRs have been held for more than 18 months.

Information Reporting and Backup Withholding
--------------------------------------------

      Payment of dividends and other proceeds with respect to the Ordinary Shares or ADRs by a US paying agent or other US intermediary will be reported to the US Internal Revenue Service and to the US holder as required under applicable regulations. A US holder will not be subject to US backup withholding tax at the rate of 31% with respect to dividends received or the proceeds of a sale, exchange or redemption of such Ordinary Shares or ADRs if such holder (i) is a corporation or other exempt recipient or (ii) the holder provides a US taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements.

UK Inheritance Tax
------------------

      An individual who is domiciled in the US for the purposes of the UK/US estate and gift tax convention and who is not a national of the UK for the purposes of this convention generally will not be subject to UK inheritance tax in respect of the Ordinary Shares or ADRs on the individual's death or on a gift of the Ordinary Shares or ADRs during the individual's lifetime. However, the individual will be subject to UK inheritance tax if the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to Ordinary Shares or ADRs held in trust. In the exceptional case where the disposition is subject both to UK inheritance tax and to US federal gift or estate tax, the convention generally provides for the tax paid in the UK to be credited against tax liable to be paid in the US.


UK Stamp Duty and Stamp Duty Reserve Tax
----------------------------------------

      No UK stamp duty will be payable on the transfer of an ADR provided that the instrument of transfer is executed and remains outside the UK and does not relate to any matter or thing done or to be done in the UK, nor will UK stamp duty reserve tax ("SDRT") be imposed in respect of any agreement for such a transfer of ADRs.

      Ad valorem stamp duty will be charged on conveyances or transfers of Ordinary Shares at the rate of 50p per L100 (or part thereof) of the consideration, if any, for the transfer.

      SDRT will be imposed, at the rate of 0.5% of the consideration for the transfer, if an agreement is made for the sale of Ordinary Shares, unless an instrument of transfer of the Ordinary Shares in favor of the purchaser or its nominee is executed and duly stamped on the day that the agreement is made (or, in a case where the agreement is conditional, on the day that the condition is satisfied). SDRT is in general payable by the purchaser of Ordinary Shares, but there are regulations which provide for collection from other persons in certain circumstances.

      Ad valorem stamp duty or SDRT will be imposed on any instrument transferring Ordinary Shares to a nominee or agent for a depositary which issues depositary receipts (such as the ADRs). In these circumstances, stamp duty or SDRT will be charged at the higher rate of 1.5% of the consideration for a sale or, otherwise, 1.5% of the market value of the security transferred. This rate of duty can be reduced to 1% in the case of certain transfers effected by a qualified dealer in securities (as defined in the UK Finance Act 1986). Clearance services may elect, under certain conditions, for the normal rates of stamp duty or SDRT to apply to transfers into or transactions within the service instead of the higher rate applying to an issue or transfer into the clearance service. The UK Finance Act 1997 contains provisions which will remove this reduced rate of duty from the "appointed day" (yet to be determined).

      A transfer of Ordinary Shares from a depositary or its agent or nominee to a transferee which results in the cancellation of the ADR, which cancellation is liable to duty as a "conveyance on sale" because it completes a sale of such Ordinary Shares, will be liable to ad valorem stamp duty, payable by the transferee, at the rate of 50p per 100 (or part thereof) of the consideration, if any, for the transfer. A transfer of Ordinary Shares from a depositary or its agent or nominee to the ADR holder which results in cancellation of the ADR but where there is no transfer of beneficial ownership is not liable to duty as a "conveyance on sale", but will be liable to a fixed stamp duty of 50p.


ITEM 8. SELECTED FINANCIAL DATA
-------------------------------

      The selected financial information set forth below is derived, in part, from the Consolidated Financial Statements incorporated by reference from the 1997 Annual Report to Shareholders, which is filed as an exhibit to this Report. The selected data should be read in conjunction with the financial statements and related notes, as well as the Operating and Financial Review incorporated herein by reference from the 1997 Annual Report to Shareholders.

      The Consolidated Financial Statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. A summary of the principal differences between UK and US GAAP, a reconciliation to US GAAP and a condensed US GAAP balance sheet are set forth in the Consolidated Financial Statements, appearing on pages 80 to 82 of the 1997 Annual Report to Shareholders, and are incorporated herein by reference.

Consolidated Income Statement Data:

                                                                             Year Ended December 31,
                                                                             -----------------------
                                                                  1997     1996      1995      1994       1993
                                                                  ----     ----      ----      ----       ----
                                                                   (in pound millions, except per share data)
Amounts in accordance with UK GAAP:
Revenue                                                          2,882     2,914     2,703     2,309      1,874

Operating profit before goodwill amortization and interest         592       641       551       461        380

Profit on ordinary activities before taxation (1)                  626       652       558       481        422

Profit on ordinary activities after taxation(1)                    390       442       373       319        282

Profit attributable to ordinary shareholders (1)                   390       442       373       318        281
                                                               =======   =======   =======   =======    =======
Earnings per ordinary share (1)                                  24.0p     27.3p     23.2p     19.9p      16.9p
                                                               =======   =======   =======   =======    =======
Earnings per ADS (1)                                            144.2p    164.0p    139.3p    119.4p     101.4p
                                                               =======   =======   =======   =======    =======
Dividends declared per ordinary share (including UK tax credit)  16.3p     14.7p     12.3p     10.0p       8.1p
                                                               =======   =======   =======   =======    =======
Dividends declared per ADS (including UK tax credit)             97.5p     88.1p     73.5p     60.0p      48.8p
                                                               =======   =======   =======   =======    =======
Weighted average number of ordinary shares (in millions)         1,622     1,616     1,605     1,602      1,665
                                                               =======   =======   =======   =======    =======

--------------
   (1) In 1997 Reuters adopted the UK Financial Reporting Standard No 10 `Goodwill and Intangible Assets'. This Standard requires purchased goodwill and intangible assets to be capitalised and amortised through the profit and loss account over their useful economic lives. Accordingly, all goodwill previously written off against reserves has been capitalised and amortised, and prior years have been restated in line with the standard's transitional provisions. Amortisation periods are consistent with those used under US GAAP, thus goodwill ceases to be a US GAAP adjustment except where affected by timing differences in the recognition of deferred consideration. (See Note 1 of Notes on the Consolidated Profit and Loss Account, incorporated herein by reference from the 1997 Annual Report to Shareholders.)

                                                                                      Year Ended December 31,
                                                                                      -----------------------
                                                                           1997      1996      1995      1994      1993
                                                                           ----      ----      ----      ----      ----
                                                                            (in pound millions, except per share data)
Amounts in accordance with
US GAAP
Revenue                                                                    2,882     2,914     2,703     2,309     1,874

Income before taxes on income                                                618       645       544       463       389

Net income                                                                   386       440       366       303       259
                                                                         =======   =======   =======   =======   =======
Basic earnings per ordinary share (1)                                      23.8p     27.2p     22.8p     18.9p     15.5p

Diluted earnings per ordinary share (1)                                    23.6p     26.8p     22.5p     18.6p     15.3p

Basic earnings per ADS (1)                                                142.6p    163.2p    136.9p    113.4p     93.2p

Diluted earnings per ADS (1)                                              141.6p    161.0p    134.9p    111.6p     92.1p

Dividends paid per ordinary share (including UK tax credit) (1)            15.1p     12.8p     10.5p      8.6p      7.2p
                                                                         =======   =======   =======   =======   =======
Dividends paid per ADS (including UK tax credit) (1)                       90.8p     76.9p     63.0p     51.4p     43.4p
                                                                         =======   =======   =======   =======   =======
Weighted average number of ordinary shares (in millions) (1)               1,623     1,616     1,605     1,602     1,665
                                                                         =======   =======   =======   =======   =======

------------------
   (1) On February 18, 1998 Reuters Holdings consummated a capital reorganization (see Item 4 of this Report). Under US GAAP this transaction is deemed a share consolidation combined with a special dividend and requires retroactive restatement of earnings per share and per ADS and dividends per share and per ADS amounts. However, the consummation of the transaction was subsequent to completion of the financial statements incorporated by reference from the 1997 Annual Report to Shareholders in response to Item 18 of this Report, and therefore no such restatements appear in those financial statements. Moreover, under UK GAAP no restatement would be deemed appropriate as the cash payment is considered a repurchase of shares and the number of new shares in Reuters Group has been set to facilitate comparability of per share amounts with those of Reuters Holdings. If the transaction had been effected prior to completion of the financial statements, and the retroactive treatment under US GAAP had been reflected above, earnings and dividends per share and per ADS presented for each period would have been approximately 15% higher. For additional information relating to the capital reorganization see Note 30 of Notes on the Consolidated Balance Sheet incorporated herein by reference from the 1997 Annual Report to Shareholders.

Consolidated Balance Sheet Data:

                                                              Year Ended December 31,
                                                              -----------------------
                                                   1997      1996      1995      1994      1993
                                                   ----      ----      ----      ----      ----
                                                    (in pound millions, except per share data)
Amounts in accordance with UK GAAP:
Total assets(1)                                   2,836     2,536     2,369     1,882     1,537
Long-term debt and provisions for charges            65        71       162       109        51
Capital employed before minority interest(1)      1,661     1,458     1,211       973       785

Amounts in accordance with US GAAP:
Total assets                                      2,830     2,523     2,288     1,828     1,549
Long-term debt                                       86        84       105        68        40
Shareholders' equity                              1,754     1,561     1,299     1,048       865


-----------------
   (1) For UK GAAP purposes, total assets and capital employed before minority interest for the years prior to 1997 have been restated for the change in accounting for goodwill. See Note 1 of Notes on the Consolidated Profit and Loss Account, incorporated herein by reference from the 1997 Annual Report to Shareholders.

Dividends
---------

      The table below sets forth the amounts of interim, final and total dividends (excluding any associated UK tax credit discussed in Item 7 of this Report) paid in respect of each fiscal year indicated. Pound sterling amounts per share have been translated into US cents per ADS (each representing six Ordinary Shares) at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends. The amounts have not been restated for the capital reorganization consummated on February 18, 1998. See Note (1) to the table of Consolidated Income Statement Data, Amounts in Accordance with US GAAP, above.

                            Pence per Share                Cents per ADS
Fiscal year ended           ---------------                -------------
December 31,          Interim   Final     Total     Interim    Final     Total
-----------------     -------   -----     -----     -------    -----     -----

1993                   1.55      4.95      6.50      14.25     44.71     58.96
1994                   1.90      6.10      8.00      17.80     58.56     76.36
1995                   2.30      7.50      9.80      21.39     67.92     89.31
1996                   2.75      9.00     11.75      25.71     87.56    113.27
1997(1)                3.10      9.90     13.00      29.92

--------------------
   (1) The final dividend in respect of 1997 will be paid on April 27, 1998 to holders of Ordinary Shares on the register at March 20, 1998 and on May 1, 1998 to holders of ADSs on the register at March 20, 1998, and will be translated into US dollars from sterling at the rate prevailing on April 27, 1998.

      Any future dividends will be declared consistent with Reuters policy of retaining a substantial portion of its earnings for use in its business, and will be dependent upon Reuters earnings, financial condition and other factors.

                                 Exchange Rates
                                 --------------

      The following table sets forth, for the periods and dates indicated, the average, high, low and end of period Noon Buying Rates for pounds sterling in US dollars per (pound)1.

Fiscal year ended
December 31,
                            Average*    High      Low    Period End
                            --------    ----      ---    ----------
1993                          1.50      1.59      1.42      1.48
1994                          1.54      1.64      1.46      1.57
1995                          1.58      1.64      1.53      1.55
1996                          1.57      1.71      1.49      1.71
1997                          1.65      1.70      1.58      1.64
1998 (through February 18)    1.64      1.67      1.61      1.64

* The average of the exchange rates on the last trading day of each calendar month during the period.

      On February 18, 1998 the Noon Buying Rate was $1.64 per (pound)1.

      Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar amounts received by holders of the ADSs upon conversion by the Depositary of cash dividends paid in pounds sterling on the Ordinary Shares represented by the ADSs and may affect the relative market prices of the ADSs in the US and the Ordinary Shares in the UK.

      For the effect on Reuters results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenditures are made by Reuters, see "Operating and Financial Review" incorporated herein by reference from the 1997 Annual Report to Shareholders, which is filed as an exhibit to this Annual Report on Form 20-F.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
        -----------------------------------------------------------------------

      Reuters discussion and analysis of financial condition and results of operations appears on pages 36 to 47 of Reuters 1997 Annual Report to Shareholders under the heading "Operating and Financial Review", incorporated herein by reference from the 1997 Annual Report to Shareholders.

      The discussion is designed to comply with both the requirements of this
Item 9 and the recommendations of the July 1993 Statement, "Operating and Financial Review", issued by the UK Accounting Standards Board.

      The focus of Reuters discussion is on the financial statements included in the 1997 Annual Report to Shareholders, which are prepared in accordance with UK GAAP. A summary of differences between UK GAAP and US GAAP, a reconciliation to US GAAP and a condensed US GAAP balance sheet are set forth in the Consolidated Financial Statements, appearing on pages 80 to 82 of the 1997 Annual Report to Shareholders, and are incorporated herein by reference. As reported in Item 2 above, Reuters has made certain commitments with respect to the development of a new building in the Times Square section of New York City.

Cautionary Statements
---------------------

      All statements other than statements of historical fact included in this Report and the 1997 Annual Report to Shareholders incorporated by reference herein are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 31E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under "Cautionary Statements" in the "Operating and Financial Review" incorporated herein by reference from the 1997 Annual Report to Shareholders, and in the paragraph below. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such Cautionary Statements.

      All-Media-Typlan AG, the supplier of key components for certain of Reuters editorial systems, purported in late February 1998 to terminate its software license agreements with Reuters for material breach of contract. Reuters does not accept that Typlan has justifiable grounds for such termination. The breakdown of this relationship exposes Reuters to various risks associated with those of its editorial systems which currently depend on Typlan. In particular, the risks include possible lack of ongoing support and maintenance of the relevant software by Typlan and potential difficulties that may be encountered in the implementation of alternative systems.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------------------------------------------------------------------

      Quantitative and qualitative disclosures about market risk are provided under the sub-heading Treasury Management on pages 44 to 46 of the "Operating and Financial Review", and in Note 13 of Notes on the Consolidated Cash Flow Statement, both incorporated herein by reference from the 1997 Annual Report to Shareholders.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT
---------------------------------------------

      Reuters Articles provide for a Board of Directors consisting of not fewer than five nor more than 15 directors. There are presently 14 directors in office, including six executive directors.

      The directors and executive officers of Reuters are as follows:

Name                                    Position                                   Position Held Since
----                                    --------                                   -------------------
Directors:
Sir Christopher Anthony Hogg            Chairman; Director (1)                            1985; 1984
Peter James Denton Job                  Chief Executive; Director                         1991; 1989
Robert Oscar Rowley                     Finance Director                                  1990
Robert Patten Bauman                    Director (1)                                      1994
Sir John Anthony Craven                 Director (1)                                      1997
Michael Philip Green                    Director (1)                                      1992
Jean-Claude Marchand                    Managing Director of Reuters Europe, Middle East
                                         and Africa; Director                             1996
Roberto G Mendoza                       Director (1)                                      1998
Richard Lake Olver                      Director (1)                                      1997
John Michael Coldwell Parcell           Director responsible for the Financial
                                        Information Product Line; Director                1996
Charles James Francis Sinclair          Director (1)                                      1994
David Granger Ure                       Director responsible for Marketing and Technical
                                         Policy; Director                                 1992; 1989
Andre-Francois Helier Villeneuve        Director responsible for Geographical Areas;
                                        Director                                          1992; 1989
Sir David Alan Walker                   Director (1)                                      1994


Executive Officers:
Patrick Alexander Vellan Mannix         Director of Personnel and Quality Programmes      1992
Gregory Charles Meekings                Managing Director of the Corporate Technology
                                         Group                                            1996
Jeremy John Harley Penn                 Managing Director of Reuters Asia/Pacific         1997
Michael Otto Sanderson                  Chairman of Reuters America Holdings Inc;
                                         Chief Executive Officer of Instinet              1995; 1990
Geoffrey Arthur Weetman                 Managing Director of Media and New Business
                                         Ventures                                         1997
Rosalyn Susan Wilton                    Managing Director, Transaction Products           1992
Mark William Wood                       Editor-in-Chief                                   1989
Philip Kenneth Wood                     Deputy Finance Director                           1994
Simon Anthony Yencken                   Company Secretary and General Counsel             1994; 1993


-----------------
(1)     Non-executive director.

      The business address of the directors is 85 Fleet Street, London EC4P 4AJ, England.

      The Chairman and all non-executive directors, except Michael Green and Roberto Mendoza, served on the Remuneration and Audit Committees of the Board in 1997 and all non-executive directors except Roberto Mendoza served on the Nomination Committee in 1997. Summaries of the functions of the Remuneration Committee and the Audit Committee appear on pages 25 and 33, respectively, of the 1997 Annual Report to Shareholders which is incorporated herein by reference. During 1997, Reuters maintained insurance for the directors and certain employees against liabilities in relation to Reuters.

      The Articles require that, in performing their duties, the directors have due regard for the Reuter Trust Principles insofar as, by the proper exercise of their powers and in accordance with their other duties as directors, the directors may do so. For additional information with respect to the Reuter Trust Principles and the Reuter Trustees, who are charged with ensuring compliance with them, see Item 4 of this Report.

      The Articles contain provisions that require the Board of Directors to include at least five non-executive directors before a new executive director can be appointed.

      At each AGM of Reuters one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. For additional information see the Report on Remuneration and Related Matters which appears on pages 25 to 32 of the 1997 Annual Report to Shareholders referred to above.

      No director is required to hold any shares of Reuters in order to qualify as a director. A director not holding any shares may nevertheless attend and speak at general meetings of Reuters.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS
-----------------------------------------------

      For the year ended December 31, 1997, the aggregate compensation paid or accrued by Reuters and its subsidiaries to all directors and officers as a group (21 persons) for services in all capacities was (pound)7.0 million.

      The aggregate compensation paid to all directors and officers as a group included (pound)1.1 million relating to an officer's interest in a rolling four-year profit sharing plan operated by a subsidiary. The remaining executive directors and officers participated in a bonus plan which, in 1997, provided for bonuses based one-half on a growth target in earnings per share and one-half on the number of installations of Reuters new 3000 Series of products. Neither target was achieved therefore no bonuses were paid under this plan.

      For further information relating to Reuters senior executive remuneration policy and compensation paid to the Chairman and the executive directors, see the Report on Remuneration and Related Matters which appears on pages 25 to 32 of the 1997 Annual Report to Shareholders and is incorporated herein by reference.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
-----------------------------------------------------------------------

      Reuters has established a number of employee share schemes. These include
(i) a long term incentive plan, a performance related share plan and an international Save As You Earn ("SAYE") plan introduced by Reuters Group in 1997, which have substantially the same terms as Reuters Holdings' 1997 Long Term Incentive Plan, 1997 Performance Related Share Scheme and 1994 SAYE Scheme, respectively, referred to below, and (ii) two executive share plans of Reuters Group (one for use in the US and the other for the rest of the world) which will be used to provide replacement options to those persons who surrender options granted under Reuters Holdings' 1984 Executive Schemes referred to below.

      Reuters employee share schemes also include the following plans of Reuters Holdings in respect of which no further grants of options or rights will be made, but under which options remain outstanding: (i) a long-term incentive scheme introduced in 1993 under which non-transferable awards of performance-based restricted shares or rights exercisable for shares on a one for one basis (share rights) were made annually to key senior executives (the "1993 Long-Term Incentive Scheme"), (ii) a long-term incentive plan introduced in 1997 under which non-transferable awards of performance-based share options were made annually to key senior executives (the "1997 Long Term Incentive Plan"), (iii) a long-term incentive scheme introduced in 1995 under which non-transferable awards of performance-based share rights were made annually to executives (the "1995 Performance Related Share Scheme"), (iv) a long-term incentive scheme introduced in 1997 under which non-transferable performance-based share options were granted annually to executives (the "1997 Performance Related Share Scheme"), (v) a SAYE share option scheme adopted in 1994 (the "1994 SAYE Scheme"), (vi) three SAYE share option schemes adopted in 1984 (the "1984 SAYE Schemes") and (vii) two executive share option schemes adopted in 1984 (the "1984 Executive Schemes"). For additional information relating to these plans, see the Report on Remuneration and Related Matters which appears on pages 25 to 32 of the 1997 Annual Report to Shareholders which is incorporated herein by reference.

      In January 1998, in connection with the capital reorganization, mechanisms were introduced so that, upon exercise of options and rights outstanding under the Reuters Holdings plans referred to above, the person exercising his option or right will receive Ordinary Shares of Reuters Group. In addition, the Long-Term Incentive Scheme referred to in clause (i) above was amended to give participants the option of taking 40% of their award in cash to enable them to pay the taxes due on exercise.

      At an Extraordinary General Meeting to be held April 21, 1998, shareholders will be asked to approve a new share option plan under which eligible employees (other than executive directors and part-time staff, whose participation will be discretionary) will be invited to apply for an option to acquire up to 2,000 Ordinary Shares at a price equal to the average of the mid-market value of the shares on the three dealing days immediately preceding the invitation date. These invitations will be made within six weeks of the Reuters interim results announcement in July 1998 (and on later announcement dates for employees who join Reuters after the initial qualification date). No options under the plan will be granted after July 31, 1999 and no person will receive an option over more than 2,000 shares. Options will generally become exercisable on the third anniversary of the date of grant, by holders who have been employed throughout that three-year period, and will then remain exercisable for a further four years.

      Reuters also offers an Employee Stock Purchase Plan for most US-based employees, which Reuters Holdings introduced in 1995 in lieu of implementing a US version of the 1994 SAYE Scheme. Under this plan, participating employees authorize after-tax payroll deductions (subject to certain maximum amounts) which, together with contributions from Reuters equal to 20% of the payroll deductions, are transferred to a designated broker who, at the end of each pay period, purchases ADSs at available market prices for the accounts of the employees.

Outstanding Options and Restricted Shares
-----------------------------------------

      All options, restricted shares and share rights outstanding as of the date of this Report were granted or awarded under the Reuters Holdings schemes described above. On exercise of these options or rights, an employee will receive Ordinary Shares in Reuters Group equal in number to the number of Reuters Holdings Shares he would have received under the relevant scheme.

      Information concerning options, restricted shares and share rights outstanding under Reuters share option and restricted share schemes at February 18, 1998 is set forth below:

                           Number of Ordinary
                             Shares Issuable
                              Upon Exercise       Ranges of Exercise
                          of Options or Subject       Prices per
                           to Restricted Share      Ordinary Share
                             or Share Right           ((pound)L)           Range of
Schemes/Plans                  Awards (1)             or ADS ($)       Expiration Dates
-------------                  ----------             ----------       ----------------
Options:
--------
1984 SAYE (2)                    7,084,152         L2.21 -- L3.94        5/98 -- 11/99
                                                 $23.50 -- $34.98       10/98 -- 11/99

1994 SAYE (2)                    9,694,114         L3.51 -- L6.01        4/00 -- 10/02

1984 Executive (3)               2,910,306         L1.17 -- L4.93         2/98 -- 2/04
                                                 $15.94 -- $43.72         3/98 -- 2/04
                                ----------
TOTAL                           19,688,572
                                ==========

Shares subject to
restrictions or rights:
-----------------------

1993 Long-Term Incentive (4)     1,888,725         Not applicable        2/98 -- 12/02

1997 Long-Term Incentive (5)       518,290            L0 -- L6.40                12/03

1995 Performance Related (6)     1,854,094         Not applicable       12/01 -- 12/02

1997 Performance Related (5)     1,317,122            L0 -- L6.40                12/03
                                 ---------
TOTAL                            5,578,231
                                 =========

-------------------
(1)     Includes Ordinary Shares represented by ADSs.
(2) The exercise price of options granted under the 1984 and 1994 SAYE Schemes is effectively fixed at 20% below the market price at the start of either a three-year or a five-year savings period. In general, these options become exercisable at the end of that period and remain exercisable for six months thereafter.
(3) The exercise price of options granted under the 1984 Executive Schemes is the market price either at or shortly before the date of grant. Under their original terms, these options become exercisable during the period commencing on the third anniversary of the date of grant (the second anniversary in the case of options issued to US-based employees) and ending on either the seventh or the tenth anniversary of the date of grant. As a result of the capital reorganization all options expire on August 16, 1998, but holders may elect to replace their original options with unapproved Reuters Group options that have the same exercise price but generally lapse one year later.
(4) Includes 1,201,296 restricted shares relating to 1993 and 1994 awards which are vested. The capital reorganization technically triggered immediate release of all vested restricted shares, but as part of the terms of the reorganization, all currently employed participants have agreed to defer the release of their 1994 awards (510,184 shares) until February 1999.
(5) The 1997 long-term incentive and performance related awards granted in the UK (a total of 417,688 shares and 692,064 shares, respectively) have an exercise price equivalent to the market value of the underlying shares on the date of the grant, and are linked with a cash bonus equal to such exercise price. The share rights and linked cash bonus vest and are exercisable only in tandem.
(6) Includes 211,663 options which have vested and are exercisable through December 2001.


      Of the total number of Ordinary Shares subject to outstanding options at February 18, 1998, 191,890 Ordinary Shares were subject to options held by directors and officers of Reuters, 27,622 of which were granted pursuant to 1994 SAYE Schemes, 13,980 of which were granted pursuant to 1984 SAYE Schemes and 150,288 of which were granted pursuant to the 1984 Executive Schemes. In addition, Ordinary Shares subject to restrictions or rights held by directors and officers at February 18, 1998 included 2,109,778 shares awarded under the 1993 and 1997 long-term incentive plan (929,796 vested) and 95,215 shares awarded under the 1995 and 1997 performance related share plan (20,831 vested).

      At February 18, 1998 options, restricted shares and/or share rights were held by the Chairman and the executive directors as follows:

                                                            Long-Term Incentive
                                  Savings                      Schemes/Plans
                                  Related     Executive     --------------------
                                  Schemes      Scheme       Vested    Non-vested
                                  -------      ------       ------    ----------

Sir Christopher Hogg               2,065          ---           ---        ---
P.J.D. Job                         2,065          ---       159,976    196,122
J-C. Marchand                      3,098          ---        75,680    115,480
J. M. C. Parcell                   2,065      100,000        66,240     83,286
R.O. Rowley                        2,925          ---        98,936    122,045
D.G. Ure                             ---          ---       109,480    130,550
A-F.H. Villeneuve                  2,065          ---       109,480    130,550


      For additional information concerning options, restricted shares and share rights held by the executive directors, see the Report on Remuneration and Related Matters, incorporated herein from the 1997 Annual Report to Shareholders.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
-------------------------------------------------------

      Not applicable.


                                    PART II
                                    -------

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED
---------------------------------------------------

      Not applicable. However, information responding to this Item has been filed with the SEC concurrently with this Annual Report on Form 20-F, under cover of a Form 6-K for the month of March 1998.


                                    PART III
                                    --------

ITEM 15. DEFAULTS UPON SENIOR SECURITIES
----------------------------------------

      Not applicable.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES
--------------------------------------------------------------------------------

      Not applicable.

                                    PART IV
                                    -------

ITEM 18. FINANCIAL STATEMENTS
-----------------------------

      Reference is made to Item 19 for a list of all financial statements filed as part of this Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS
------------------------------------------

(a) Financial Statements:
                                                               Annual Report to
                                                                 Shareholders
                                                                 ------------
                                                                       Related
                                                                        Notes
                                                              Pages     Pages
                                                              -----  -----------
Incorporated by reference from the 1997
Annual Report to Shareholders:

Report of the auditors                                          35

Consolidated profit and loss account for each of the
three years in the period ended December 31, 1997               48     49 to 54

Consolidated cash flow statement for each of the three
years in the period ended December 31, 1997                     55     56 to 61

Consolidated balance sheet as of December 31, 1997, 1996
and 1995                                                        62     63 to 75

Accounting policies                                          78 to 79

Summary of differences between UK and US GAAP                   80     81 to 82

Report on Remuneration and Related Matters                   25 to 32


      The consolidated financial statements listed in the above index which are included in the 1997 Annual Report to Shareholders of Reuters Holdings PLC are hereby incorporated by reference. With the exception of the pages listed in the above index and the items incorporated by reference in Items 1, 4, 8, 9, 9A, 10, 11 and 12 of this report, the 1997 Annual Report to Shareholders is not to be deemed filed as part of this Report.

(b) Exhibits
------------

2.1     Memorandum and Articles of Association of Reuters Group

2.2 Deposit Agreement, dated February 18, 1998 among Reuters Group, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder

2.3 Syndicated Credit Facility Agreement dated December 4, 1997 among Reuters Group, Reuters Investments, Chase Manhattan plc, the banks listed therein and Chase Manhattan International Limited

2.4 Consent of Price Waterhouse for incorporation by reference in Forms S-8 of their report dated February 13, 1998

2.5 Consent of Price Waterhouse for incorporation by reference in Forms F-3 of their report dated February 13, 1998

4.      The 1997 Annual Report to Shareholders of Reuters Holdings PLC

27      Financial Data Schedule

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                REUTERS GROUP PLC
                                                (Registrant)

Dated: March 5, 1998                            By /s/ Robert O. Rowley
                                                   --------------------------
                                                   Robert O. Rowley
                                                   Finance Director

                                 EXHIBIT INDEX
                                 -------------
Exhibit
Number         Description
------         -----------

  2.1          Memorandum and Articles of Association of Reuters Group

  2.2 Deposit Agreement, dated February 18, 1998 among Reuters Group, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder

  2.3 Syndicated Credit Facility Agreement dated December 4, 1997 among Reuters Group, Reuters Investments, Chase Manhattan plc, the banks listed therein and Chase Manhattan International Limited

  2.4 Consent of Price Waterhouse for incorporation by reference in Forms S-8 of their report dated February 13, 1998

  2.5 Consent of Price Waterhouse for incorporation by reference in Forms F-3 of their report dated February 13, 1998

  4.           The 1997 Annual Report to Shareholders of Reuters Holdings PLC

  27           Financial Data Schedule