Form 20-F
period 1998-12-31
REUTERS GROUP PLC
filed 1999-03-05
CIK 1056084

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1998

OR

[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to________

Commission file number        0-13456
                      ----------------------------------------------------------

                               Reuters Group PLC
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

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

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

               Ordinary Shares of 25p each.......... 1,421,600,759
               Founders Share of (pound)1...........             1

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes    _X_     No    ___

     Indicate by check mark which financial statement item the registrant has elected to follow

               Item 17 ___    Item 18 _X_

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART I
     ITEM 1.       Description of Business.................................... 3
     ITEM 2.       Description of Property....................................10
     ITEM 3.       Legal Proceedings..........................................10
     ITEM 4.       Control of Registrant......................................10
     ITEM 5.       Nature of Trading Market...................................12
     ITEM 6.       Exchange Controls and Other Limitations Affecting
                       Security Holders.......................................13
     ITEM 7.       Taxation...................................................13
     ITEM 8.       Selected Financial Data....................................17
     ITEM 9.       Management's Discussion and Analysis of Financial
                       Condition and Results of Operations....................21
     ITEM 9A       Quantitative and Qualitative Disclosures About
                       Market Risk............................................22
     ITEM 10.      Directors and Officers of Registrant.......................22
     ITEM 11.      Compensation of Directors and Officers.....................23
     ITEM 12.      Options to Purchase Securities from Registrant
                       or Subsidiaries........................................23
     ITEM 13.      Interest of Management in Certain Transactions.............25

PART II
     ITEM 14.      Description of Securities to be Registered.................25

PART III
     ITEM 15.      Defaults upon Senior Securities............................25
     ITEM 16.      Changes in Securities and Changes in Security
                       for Registered Securities..............................25

PART IV
     ITEM 17.      Financial Statements.......................................*
     ITEM 18.      Financial Statements.......................................26
     ITEM 19.      Financial Statements and Exhibits..........................26

SIGNATURES....................................................................27

--------------------

*    The registrant has responded to Item 18 in lieu of responding to this Item.

     The Consolidated Financial Statements of Reuters Group PLC ("Reuters" or "Reuters Group") incorporated herein by reference from Reuters 1998 Annual Report to Shareholders (the "1998 Annual Report to Shareholders") are presented in pounds sterling ("(pound)"). On December 31, 1998, the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") was $1.66 per (pound) 1; on February 12, 1999 the Noon Buying Rate was $1.63 per (pound) 1. For additional information on exchange rates between the pound sterling and the US dollar, see "Exchange Rates" in Item 8 of this Report.

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

     On February 18, 1998 Reuters Holdings PLC ("Reuters Holdings") consummated a court approved capital reorganization (the "Capital Reorganization") in which shares of Reuters Holdings were exchanged for a combination of cash and shares of Reuters Group. As a result, Reuters Holdings became a subsidiary of Reuters Group. In all other respects the business and assets of the Reuters group of companies were not affected. For additional information concerning the Capital Reorganization, see Note 1 of Notes on the Consolidated Profit and Loss Account, incorporated herein by reference from the 1998 Annual Report to Shareholders.

     As used in this Report, "Reuters" refers collectively to Reuters Group and its consolidated subsidiaries except as the context otherwise requires.

                                     PART I
                                     ------

ITEM 1.  DESCRIPTION OF BUSINESS
-------  -----------------------

     Reuters supplies the global financial markets and the news media with a wide range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses Internet technologies for wider distribution of information and news.

     Information is obtained from 267 exchanges and over-the-counter markets, from some 4,900 subscribers who contribute data directly to Reuters, and from a network of 2,072 journalists, photographers and camera operators. There are some 498,500 user accesses for Reuters products located in approximately 57,900 locations around the world, including accesses by clients using equipment not owned by Reuters.

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

     Reuters staff also report and edit general and specialized news for business and media subscribers in textual, video and audio form. At December 31, 1998, Reuters journalists, photographers and camera operators were based in reporting bureaus located in 182 cities in 108 countries. Reuters reporting staff are supported by part-time staff in almost every country. Many Reuters text journalists are financial or other market specialists.

     As it is received, data is automatically processed and stored on a continually updated basis so that subscribers can retrieve it within seconds. Reuters information databases range from real-time to over ten years old.

                               PRINCIPAL PRODUCTS
                               ------------------

     Effective January 1, 1999 Reuters restructured its operations from a horizontal business managed by area and country units to a vertical business managed on a product line basis. The two main business divisions are Reuters Information and Reuters Trading Systems. Reuters electronic equities broker Instinet Corporation ("Instinet"), and TIBCO Software Inc. ("TIBCO Software"), will continue to operate as autonomous subsidiaries. Reuters geographical units have been brought together in the Global Sales and Operations ("GSO") group responsible for the sale, installation, delivery and support of the Information and Trading Systems divisions' products. An analysis of revenue by product category under the previous structure is provided under the heading "Operating and Financial Review" incorporated herein by reference from the 1998 Annual Report to Shareholders. The external reporting of financial performance will be revised with effect from the 1999 interim announcement to reflect the new organizational structure.

REUTERS INFORMATION
-------------------

     Reuters information products include real-time information and historical information databases. These products are delivered to subscribers through personal computer-based Reuters Terminals ("RTs"), through Reuters-supplied or third-party information management systems or, in the case of real-time data, via datafeeds. Reuters databases carry around two million individual instruments. Reuters also supplies a software-only version of its standard RT, which allows Reuters information products to be distributed over a subscriber's own local area network and hardware. Reuters corporate and media information business and the editorial function also form part of Reuters Information division.

     Reuters Information division focuses on four main markets: foreign exchange and money; commodities (including energy); fixed income; and equities. Reuters foreign exchange and money market products were its greatest source of revenue in each of the last three years.

     During 1998 Reuters continued the rollout of its new generation "3000" range of information products. By year end approximately 48,000 accesses had been installed. Reuters 3000 products combine the real-time features of its existing "2000" series (described below) with access to historical data, a range of analytics and graphing capabilities, textual and television news and Reuters Mail, an electronic messaging facility. Subscribers to the 3000 series also receive a continuous flow of market related news items as well as background economic data and analyses. Non-real-time components of the 3000 series are delivered to subscribers over a high speed proprietary network using industry standard Internet protocols.

     Reuters 2000 series of real-time international products and most domestic services are carried on its Integrated Data Network ("IDN"). These products are formed from a series of content "building blocks", each containing relevant real-time prices and related data on a particular market. The 2000 range may be supplemented with news stories and analytics. Both the 3000 series and the 2000 series of products are grouped in different combinations to allow subscribers to select the product or products specific to their needs.

     In addition to the international products described above, Reuters offers many domestic information products focused on the needs of individual countries. In May 1998 Reuters launched Reuters Plus, an advanced equities trading and analytics tool for US equities which includes real-time and historical data, time and sales, charting and Reuters news. A range of optional products produced by third parties to augment Reuters news and market data is also available to subscribers. Reuters is increasingly using web technology and offers several information products for password-protected Internet and intranet delivery.

     Reuters recently acquired a number of businesses in the funds information, shareholder and benchmarking analysis sector, including Harwick Stafford Wright Limited in 1997; Lipper Analytical Services, Inc. ("Lipper"), BOPP ISB and Citywatch in 1998; and CAMRA Consulting and the investment trust data business of BT Alex. Brown in 1999. These businesses, which have been combined under the Lipper brand, track 65,000 funds domiciled in 44 countries with assets in excess of US$7.6 trillion. Historical performance data goes back to 1959 and includes open-ended (mutual) funds, closed-ended funds and variable annuity (unit-linked) funds.

     Corporate and Media Information. Reuters corporate and media information business includes textual news services for print media, broadcast and on-line clients. These services cover politics, general news, finance, economics and sports. Reuters supplies its news pictures and news graphics services to the traditional and new media. Reuters news is supplied to most of the major portals on the Internet. Reuters is also using the Internet to provide information about Reuters itself, and its products, to existing and potential customers at its website "http://www.reuters.com".

     Reuters operates one of the world's largest international television news agencies, Reuters Television News, which supplies unedited coverage to broadcasters. It holds minority interests in Independent Television News (ITN) in the UK and ANI in India, and has shareholdings in ventures operating 24-hour radio networks in the UK and Switzerland.

     In addition, Reuters provides a range of near real-time and historical financial information news products and related technology to the corporate and professional markets. Reuters Business Briefing, the principal product range in this market, provides access to 10 years' business information from one of the world's most comprehensive databases.

     Editorial. The news content of all Reuters products is gathered by Reuters editorial operations. Reuters delivers financial and media news worldwide, producing more than 10,000 news reports a day in over twenty languages. In addition to its textual news, Reuters provides television and news pictures coverage and operates a global financial television news channel (RTV) for its clients in the financial markets.

REUTERS TRADING SYSTEMS
-----------------------

     Reuters Trading Systems division groups together Reuters management systems, transaction products (excluding Instinet), risk management products and other applications. The primary purpose of the division is to supply an enterprise-wide open framework with transactional and risk management facilities of choice. The division is divided into several major sectors:

     Financial Enterprise Systems. This area principally focuses on the design, installation and maintenance of digital and video information management systems. These systems allow access to Reuters real-time information, information databases and transaction products, products of other data suppliers and the customer's own in-house computer facilities. Reuters two main products in this sector, Triarch 2000 and TIBCO Information Bus ("TIB"), are digital systems offering a choice of operating systems and platforms using local area networks to distribute the data.

     TIB is the principal product of TIBCO Finance Technology Inc. ("TIBCO Finance", formerly TIBCO Inc.), a US company acquired in 1994. In 1997 the business of TIBCO Inc. was restructured. A new company, TIBCO Software, was formed and is being managed as a non-integrated subsidiary (see below). TIBCO Finance continues to focus on the financial sector in and beyond the trading room.

     Risk Management Systems. Reuters offers a number of risk management products which encompass front-end trading systems (deal capture, position keeping, decision support tools, tactical risk management), local and global credit and limit management, and firmwide risk analysis. These systems cover cash and derivatives financial instruments in the areas of money and foreign exchange, fixed income and equities and interest rates related markets.

     Money and Foreign Exchange Transaction Systems. Reuters delivers desktop software, specialized networks and customer support to enable dealers to trade in the money and foreign exchange markets.

     Dealing 2000-1 enables fast electronic communication among dealers to negotiate and conclude trades in foreign exchange and other instruments. Dealing 2000-1 has become a leading conversational-based trading system for dealers specializing in the interbank foreign exchange and deposits markets.

     Through its UK subsidiary Reuters Transaction Services Limited ("RTSL"), a regulated wholesale money market institution, Reuters operates Dealing 2000-2, an electronic brokerage service for interbank spot and forward foreign exchange dealers. This automatic, anonymous service matches bid and offer orders using a central computer, verifying that the counterparties have sufficient and mutually acceptable credit. During 1999 Reuters expects to commence the progressive upgrade of customers to the next generation, Dealing 3000, platform.

     Securities Transactions Systems. This is a new area which Reuters proposes to develop, building from its present capability and adding new elements as required, to accomplish a fully integrated package of order routing, order management and execution capabilities for the securities markets. In 1998 Reuters acquired Liberty SA ("Liberty"), which provides securities order routing and order management facilities on a global basis and will form the platform for further product development. Reuters also owns a 34.2% interest in GL Trade, a French company that provides order execution and exchange gateways for direct connection to electronic exchanges.

                          NON-INTEGRATED SUBSIDIARIES
                          ---------------------------

INSTINET
--------

     Through Instinet, a registered US securities broker, Reuters operates an equity securities market information and trading system for investment professionals (the "Instinet System"). The Instinet System provides anonymous two-way computerized transactional capability and continuously updated market information with respect to equity securities traded on US national and regional stock exchanges and NASDAQ and with respect to certain non-US equity securities.

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

     In February 1999 Instinet announced a new initiative to explore an extension of its business into the fixed income market.

     Affiliates of Instinet are members of the American Stock Exchange, the Boston Stock Exchange, the Cincinnati Stock Exchange, the Chicago Stock Exchange, the Philadelphia Stock Exchange, the Pacific Stock Exchange, the Chicago Board Options Exchange, the Toronto Stock Exchange, the London Stock Exchange, Tradepoint Stock Exchange, the Frankfurt Stock Exchange, the XETRA, the SBF Paris Bourse, the Swiss Exchange, the Hong Kong Stock Exchange, the Stockholm Stock Exchange and the Amsterdam Exchanges N.V. An Instinet affiliate has a license from the Ministry of Finance in Japan to operate as a foreign securities firm with a Tokyo branch.

TIBCO SOFTWARE
--------------

     TIBCO Software was formed in 1997 to pursue opportunities for applying TIBCO technology to sectors outside finance, including the Internet. At December 31, 1998, options amounting to 30% of the issued share capital of TIBCO Software (on a fully diluted basis) had been granted to employees of TIBCO Finance and TIBCO Software; of these, options representing 5% of the issued share capital had vested and been exercised. In addition, TIBCO Software has issued convertible preferred shares to two outside investors, CISCO Systems, Inc. and Mayfield Venture Capital Fund, which at the end of 1998 owned 7% and 5%, respectively, of the fully diluted share capital of TIBCO Software. TIBCO Software's main product offering is the Active Enterprise suite which provides the ability to integrate applications across an enterprise.

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

                          PRINCIPAL GEOGRAPHIC MARKETS
                          ----------------------------

     Reuters products are distributed to 157 countries. Prior to the January 1999 restructuring, operations were divided for financial reporting purposes into three principal geographical areas: Europe, Middle East and Africa, Asia/Pacific, and the Americas, with the world-wide operations of Instinet and the TIBCO companies reported separately. An analysis of revenue, costs, contribution and assets by these markets is provided under the heading "Operating and Financial Review" and in Notes 2 and 15 of Notes on the Consolidated Financial Statements, both incorporated herein by reference from the 1998 Annual Report to Shareholders.

     In connection with the 1999 restructuring, the GSO group was organized to manage worldwide sales, customer support and technical operations for divisional products.

                           SUBSCRIBERS AND MARKETING
                           -------------------------

     Reuters information products are billed by number of user accesses. User accesses include terminals, accesses to datafeeds, slave screens, portable data screens and pagers. The number of user accesses at the end of each of the last three years (broken down into the product categories in effect under the previous organizational structure) is set forth below.

                                                  At December 31,
                                           ---------------------------
                                              1998      1997      1996
                                           -------   -------   -------
Information Products ...................   444,900   386,000   321,000
Transaction Products ...................    40,500    38,000    33,500
Professional Products ..................    13,100    11,000     7,500
                                           -------   -------   -------
Total ..................................   498,500   435,000   362,000
                                           =======   =======   =======

     Information relating to user accesses and an analysis of subscribers by type are provided under the heading "Operating and Financial Review" and in Note 14 of Notes on the Consolidated Cash Flow Statement, both incorporated herein by reference from the 1998 Annual Report to Shareholders.

     The majority of Reuters revenue is recurring and generally covered by contracts of indefinite period, terminable on one or two years' notice. Individual services within a contract may be cancelled on twelve, six or three months' notice. Charges are based upon the particular products purchased by a subscriber and the number of user accesses. Payment terms are generally in advance. Charges for certain other Reuters products vary according to volume of use. These include the Instinet System, Dealing 2000-2 and certain information database products.

     Under its agreements with Dealing 2000-2 subscribers, RTSL accepts liability for direct net loss incurred by subscribers solely as a result of a transmission or processing fault that is shown to be caused by the negligence or wilful misconduct of Reuters. RTSL only accepts this liability in full for trades with a value of up to $15 million; for trades above $15 million, RTSL agreements with Dealing 2000-2 subscribers provide that RTSL's liability is limited on a pro rata basis.

                             DEVELOPMENT ACTIVITIES
                             ----------------------

     Expenditures  for  development,  which  exclude costs  associated  with the
Millennium Programme, aggregated (pound) 200 million in 1998, (pound) 235 million in 1997 and (pound) 202 million in 1996. These expenditures principally related to information products and transaction products (as defined under the previous organizational structure), which respectively accounted for (pound) 131 million (1997 - (pound) 162 million) and (pound) 51 million (1997 - (pound) 60 million) of the total. Activities during 1998 included continuing the development of the 3000 series products, development of domestic products such as Reuters Plus for the US market, improvements to data collection systems, further development by Instinet and of other transaction products and development relating to TIBCO Software and Internet products.

     During 1998, efforts to address the transition to the Euro as part of European Monetary Union integration and issues associated with Millennium deadlines necessitated diversion of development effort to upgrade certain products and phase out others. For information relating to Reuters European Monetary Union and Millennium Programmes see the discussion included in the "Operating and Financial Review" incorporated herein by reference from the 1998 Annual Report to Shareholders.

     Greenhouse Fund. Reuters has a number of small targeted investments in high technology and selected content companies to which Reuters can bring expertise and a diverse global customer base. In return Reuters gains access to entrepreneurs who generate new ideas, technologies and products.

                         EQUIPMENT SUPPLY AND SERVICING
                         ------------------------------

     Reuters  central  computers  are  presently  supplied  by  Compaq  Computer
Corporation, with a smaller number of computers from International Business Machines Corporation, NCR Corporation, Sun Microsystems Corporation and other manufacturers. Reuters central computers are installed and normally maintained by the supplier. Operation is carried out by Reuters personnel.

     Reuters  installs  and  provides  first level  maintenance  for client site equipment  either  directly  or in some  countries  via  sub-contractors.  These installations are usually based on equipment supplied either by Intel Corporation or more recently by International Business Machines Corporation. Some clients specify and supply such equipment themselves and may be responsible for its maintenance. All Reuters application software on central computers and client site systems is maintained by Reuters.

                                  COMPETITION
                                  -----------

     Reuters faces competition in all market sectors and geographical areas. Some rival vendors compete across a range of markets and in most major financial centers. Other vendors are more specialized, either in markets or location.

REUTERS INFORMATION
-------------------

     Competitors in the provision of information for the financial markets include Bloomberg L.P. ("Bloomberg"); Bridge Information Systems ("Bridge"), including the newly-acquired Telerate Inc. (formerly known as Dow Jones Markets) and the ADP front office business of Automatic Data Processing Inc.; ICV Datastream International Ltd. ("Datastream"), a subsidiary of Primark Corporation; Quick Corporation of Japan; and Telekurs A.G. of Switzerland. Competition to the Lipper funds information business comes from Morningstar, the Standard & Poor's Micropal unit, Value Line and Thomson Corporation's CDA Weisenberger.

     Competition for the supply of news to the media comes from Associated Press, Agence France Presse, Dow Jones Newswires and a number of other news agencies and national newspapers which syndicate their news. Competition for the supply of news pictures comes mainly from Associated Press, Agence France Presse and the European Press Agency. The main competitor to Reuters Television is Associated Press Television News.

     The principal competitors for the supply of corporate products are LEXIS-NEXIS, Financial Times Electronic Publishing, The Dialog Corporation and Dow Jones News Retrieval.

REUTERS TRADING SYSTEMS
-----------------------

     The Electronic Broking Service ("EBS") competes with the foreign exchange spot matching service provided by Reuters Dealing 2000-2 and, to a lesser degree, with Dealing 2000-1. The EBS partnership comprises a number of leading European, US and Japanese banks. Reuters money and foreign exchange transaction products also compete with voice brokers in the relevant markets.

     Competitors in the supply of financial enterprise systems include Misys plc ("Misys"), British Telecommunications plc, CSK Software, a subsidiary of CSK Corporation, Bridge and a large number of other vendors. In the provision of risk management systems on a global basis Reuters competes with SunGard Data Systems, Inc., Misys and Algorithmics, Inc. Many other vendors offer these systems locally.

INSTINET
--------

     In the provision of equity transaction products, Instinet competes with, among others, the SelectNet System of the National Association of Securities Dealers, Inc. (the "NASD"), which enables NASD members to trade electronically in OTC stocks, and other so-called "electronic communications networks" ("ECNs"), including Bloomberg Tradebook L.L.C., a subsidiary of Bloomberg, and the Island System. In addition, the NASD is considering a number of changes to the NASDAQ marketplace, some of which could put the NASD in direct competition with Instinet (see "Operating and Financial Review - Cautionary Statements - NASD Initiatives", incorporated herein by reference from the 1998 Annual Report to Shareholders). In its capacity as a broker-dealer, Instinet competes with other broker-dealers (including many of its own customers) for institutional order flow. In addition, the securities exchanges (including the Tradepoint Stock Exchange in the UK) and other broker-dealers offer competing crossing services.

                             GOVERNMENT REGULATIONS
                             ----------------------

REUTERS INFORMATION
-------------------

     Reuters Limited is regulated as a service company by the UK Financial Services Authority ("FSA") (the successor regulatory body to the UK Securities and Investments Board) under the Financial Services Act 1986.

     The use of communications links is subject to government regulation and/or licensing in every country.

REUTERS TRADING SYSTEMS
-----------------------

     RTSL is subject to regulation by the FSA equivalent to that applied to broking participants in the London foreign exchange market, including capital adequacy requirements; this regulatory role was transferred from the Bank of England to the FSA on June 1, 1998. The operations of RTSL's Singapore branch are regulated by the Monetary Authority of Singapore, and on June 9, 1998 RTSL was approved as a money broker by the Hong Kong Monetary Authority.

     Liberty is regulated as a service company by the FSA under the Financial Services Act 1986 and by the Luxembourg Monetary Institute.

INSTINET
--------

     As registered broker-dealers and members of the NASD and various other self-regulatory organizations in the US and other countries in which they operate, Instinet and Instinet affiliates using the Instinet System are subject to substantial regulation under the US securities laws and their equivalents in other countries, including net capital requirements.

     In December 1998 the US Securities and Exchange Commission ("SEC") promulgated new rules overhauling the regulation of certain "alternative trading systems". The rules expand the SEC's interpretation of the definition of "exchange" under the US securities laws to encompass a broad range of electronic brokerage activities, including those conducted by Instinet. The SEC has also implemented rules governing market-maker and exchange specialist usage of Instinet and other ECNs. See the discussion under the headings "Operating and Financial Review - Cautionary Statements - SEC Rules for Alternative Trading Systems" and "- SEC Rules on ECN Usage" incorporated herein by reference from the 1998 Annual Report to Shareholders.

ITEM 2.  DESCRIPTION OF PROPERTY
-------  -----------------------

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

     For information concerning a joint venture to develop a building in the Times Square section of New York City see "Operating and Financial Review" and
Note 18 of Notes on the Consolidated Balance Sheet, both incorporated herein by reference from the 1998 Annual Report to Shareholders.

ITEM 3.  LEGAL PROCEEDINGS
-------  -----------------

     For information concerning a grand jury investigation regarding Reuters Analytics Inc., a US subsidiary based in Stamford, Connecticut, see "Operating and Financial Review - Cautionary Statements - Reuters Analytics" and Note 29 of Notes on the Consolidated Balance Sheet, both incorporated herein by reference from the 1998 Annual Report to Shareholders.

     Reuters and its subsidiaries are parties to legal proceedings that are considered to be either ordinary routine litigation incidental to their business or not material to Reuters consolidated financial position.

ITEM 4.  CONTROL OF REGISTRANT
-------  ---------------------

     The Memorandum and Articles of Association of Reuters Group (the "Articles") contain two sets of restrictions relating to the ownership of Reuters Group's shares that are intended to ensure continued compliance with the following principles (the "Reuter Trust Principles") in a manner appropriate for a public company:

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

     The first set of restrictions contained in the Articles applies to persons that become "interested" in 15% or more of Reuters Ordinary Shares of 25p each ("Ordinary Shares") outstanding at any time. The term "interested" is defined in the Articles by reference to provisions of the Companies Act 1985 of Great Britain, as amended (the "Companies Act"), which require persons to disclose to public companies interests in voting shares in excess of a prescribed percentage. (At present, material interests of 3% of the class and other interests of 10% of the class must be disclosed.) Subject to certain exceptions, all shares held by a person who reaches the 15% limit will be disenfranchised. Moreover, Reuters Group is empowered to effect an involuntary disposition of the number of shares by which a person exceeds the 15% limit if that person fails to do so on demand (which involuntary disposition may be made, if appropriate, by means of an instruction to effect an electronic transfer of uncertificated shares).

     Second, Reuters Group share capital includes the Founders Share which is held by the Reuters Founders Share Company Limited (the "Founders Share Company"), a company limited by guarantee consisting of individuals (the "Reuter Trustees") who constitute both its members and directors. The Founders Share empowers the Founders Share Company to cast such number of votes as will pass any resolution supported by, and defeat any resolution opposed by, the Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of Reuters. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. The Founders Share also empowers the Founders Share Company to cast such number of votes as will defeat any resolution opposed by it that would alter any provision of the Articles relating to the Reuter Trust Principles or to the rights of the Founders Share. See "Principal Shareholders - The Founders Share" below.

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

                             PRINCIPAL SHAREHOLDERS
                             ----------------------

ORDINARY SHARES
---------------

     As of February 12, 1999, there were 1,410,099,869 Ordinary Shares outstanding, excluding 12,275,400 Ordinary Shares owned by certain Employee Share Ownership Trusts. See Note 18 of Notes on the Consolidated Balance Sheet, incorporated herein by reference from the 1998 Annual Report to Shareholders. Reuters has received notice from The Capital Group Companies, Inc. under section 198 of the Companies Act, that on February 12, 1999 it and its affiliates together held in their capacity as investment managers 75,504,136 Ordinary Shares (representing 5.31% of Reuters share capital). On that date, to Reuters knowledge, all directors and officers of Reuters as a group (17 persons) had an interest in an aggregate of 1,196,068 Ordinary Shares, representing approximately 0.1% of the total outstanding, excluding an aggregate of 1,168,849 Ordinary Shares that may be acquired by directors and officers pursuant to the share option and restricted share and share rights schemes referred to in Item 12 of this Report.

THE FOUNDERS SHARE
------------------

     Reuter Trustees are nominated by a Nomination Committee which includes certain serving Reuter Trustees, one person nominated by each of four news associations and two persons appointed by the Chairman of Reuters. Reuter Trustees may not be directors or employees of Reuters.

     The Reuter Trustees currently in office are as follows:

                                                                         Trustee
                                                                           Since
                                                                         -------

Leonard Terry Berkowitz ................................................   1998
The Right Hon. the Lord Browne-Wilkinson ...............................   1989
Sir Michael Checkland ..................................................   1994
Claude Neville David Cole CBE, .........................................   1984
John Elliott Christopher Dicks OBE .....................................   1984
Pehr Gustaf Gyllenhammar ...............................................   1997
Sir Christopher Mallaby GCMG, GCVO .....................................   1998
Dame Sheila Masters ....................................................   1998
Kenneth Morgan OBE .....................................................   1984
Sir William Purves CBE, DSO ............................................   1998
J. Michael Robson ......................................................   1998
Sir Frank Jarvis Rogers (Chairman) .....................................   1989
Arthur Ochs Sulzberger .................................................   1994
Ernest James Lyle Turnbull AO ..........................................   1993
Richard John Winfrey ...................................................   1987

     Each Reuter Trustee is normally required to retire at the Annual General Meeting ("AGM") of the Founders Share Company following the fifth anniversary of his or her nomination or last renomination and will be eligible for renomination (unless he or she has reached the age of 75).

ITEM 5.  NATURE OF TRADING MARKET
-------  ------------------------

     The Ordinary Shares are traded on the London Stock Exchange and American Depositary Shares ("ADSs"), each representing six Ordinary Shares, are included for trading in the NASDAQ National Market System. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by Morgan Guaranty Trust Company of New York, as Depositary under a Deposit Agreement, dated as of February 18, 1998 (the "Deposit Agreement"), among Reuters Group, the Depositary and the holders from time to time of ADRs.

     The table below sets forth, for the periods indicated, (i) the reported high and low sales prices for the Ordinary Shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on NASDAQ, except that the price information included for periods prior to the Capital Reorganization (January 1, 1997 to February 18,
1998) is for the ordinary shares of 2.5p each of Reuters Holdings and the American Depositary Shares which represented them. The number of Ordinary Shares and American Depositary Shares delivered in the Capital Reorganization was set to, among other things, facilitate comparability of share price with the Reuters Holdings shares and ADSs, respectively. Accordingly, the prices for prior periods have not been restated. However, see Note (1) to the table of Consolidated Income Statement Data, Amounts in Accordance with US GAAP in Item 8 of this Report, with respect to the US GAAP treatment of the Capital Reorganization and its retroactive effect on the number of shares outstanding and per share amounts.

                                                                The London
                                                              Stock Exchange         NASDAQ
                                                             ----------------   --------------------
                                                             Pounds Per Share    US Dollars per ADS
                                                             ----------------   --------------------
                                                               High     Low      High        Low
                                                             -------  -------   --------  ----------
1997
First Quarter..............................................     7.57    5.98      76-3/4          58
Second Quarter.............................................     7.07    5.73      69-1/2          56
Third Quarter..............................................     7.40    5.55      71-1/2      56-3/4
Fourth Quarter.............................................     7.82    5.90      75-5/8          60

1998
First Quarter .............................................     6.94    5.18      67-1/8      50-1/4
Second Quarter.............................................     7.70    6.15      74-3/4      61-5/8
Third Quarter..............................................     6.93    4.22      68-3/4      43-7/8
Fourth Quarter.............................................     6.54    4.12    63-15/16      42-1/8

1999
First Quarter (to February 12).............................     9.71    6.13     94-3/8      62-1/16


     As of February 12, 1999, 459,518 Ordinary Shares and ADRs evidencing 31,944,534 ADSs (representing 191,667,204 Ordinary Shares) were held of record in the US. These Ordinary Shares and ADRs were held by 106 record holders and 2,767 record holders, respectively, and represented 0.03% or evidenced ADSs representing 13.5%, respectively, of the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
-------  ------------------------------------------------------------------

     There are currently no UK foreign exchange control restrictions on remittances of dividends on Ordinary Shares or on the conduct of Reuters operations.

     Under English Law and Reuters Articles persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their Ordinary Shares in the same manner as UK residents or nationals.

ITEM 7.  TAXATION
-------  --------

     The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADRs. The statements of UK and US tax laws set forth below are based on the laws and the UK Inland Revenue practice in force as of the date of this Report. The statements herein are subject to any changes in UK or US law, and in any double taxation convention between the US and the UK, occurring after the date of this Report.

UK TAXATION OF DIVIDENDS - REFUND OF TAX CREDITS
------------------------------------------------

     POSITION BEFORE APRIL 6, 1999
     -----------------------------

     General. When paying a dividend on Ordinary Shares before April 6, 1999, Reuters will be liable to pay to the UK Inland Revenue advance corporation tax ("ACT") currently at a rate equal to 25% of the cash dividend paid. UK resident individual shareholders are entitled to a tax credit equal to the ACT paid against such individual shareholder's total income tax liability or, in appropriate cases, a cash refund of the ACT paid.

     Under  the  terms  of  the  UK/US  Double  Taxation  Convention  1975  (the
"Treaty"), which is being renegotiated, a US resident individual or corporate portfolio holder of an Ordinary Share or ADR who is not also resident in the UK for UK tax purposes (an "eligible US holder") generally will be entitled to receive from the UK Inland Revenue payment of a refund ("Refund") of the tax credit available to UK resident shareholders currently at a rate equal to 25% of the cash dividend. A 15% withholding tax will be imposed on the sum of the dividend plus the Refund (the "Gross Dividend"). For example, at current rates, an (pound) 80 dividend results in a (pound) 20 Refund. The Gross Dividend of (pound) 100 ((pound) 80 plus (pound) 20) is subject to a UK withholding tax of (pound) 15. Thus, the eligible US holder receives (pound) 85.

     These provisions do not apply (i) to shareholders whose holding of Ordinary Shares or ADRs is effectively connected with a permanent establishment or fixed place of business in the UK, (ii) under certain circumstances, to an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents nor citizens of the US and (iii) under certain circumstances, to a corporation which, alone or together with one or more associated corporations controls, directly or indirectly, 10% or more of the voting stock of Reuters.

     Arrangements for Payment of Refund. Subject to certain exceptions, the Refund will (subject to the 15% withholding tax on the Gross Dividend) be paid by Reuters to an eligible US holder together with the associated dividend. To establish its entitlement to the Refund, the eligible US holder must complete the declaration on the reverse of the dividend check and present the check for payment within three months from the date of its issue. In the case of ADRs or Ordinary Shares held through The Depository Trust Company ("DTC"), a declaration as to the conditions entitling the beneficial eligible US holder to the Refund should be completed by the broker-dealer or bank member of DTC which holds the Ordinary Shares or ADRs on behalf of such eligible holder. These arrangements can be terminated without notice by the UK Inland Revenue.

     An eligible US holder who does not come within these arrangements may obtain the Refund by filing a claim for refund directly with the UK Inland Revenue, in the manner and at the time described in US Revenue Procedure 80-18, 1980-1 C.B. 623 and US Revenue Procedure 81-58, 1981-2 C.B. 678, summarized below. Claims for payment must be made within six years of the UK year of assessment (generally, the 12-month period ending April 5 in each year) in which the related dividend was paid. The first claim by an eligible US holder for a Refund must be made by sending the appropriate UK form in duplicate to the Director of the US Internal Revenue Service Center with which the shareholder's last federal income tax return was filed. Forms may be obtained by writing to the US Internal Revenue Service, Assistant Commissioner International, 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024, Attention: Taxpayers Service Division. Because a Refund claim is not considered made until the UK tax authorities receive the appropriate form from the US Internal Revenue Service, forms should be sent to the US Internal Revenue Service well before the end of the applicable limitation period. Any subsequent claims by an eligible US holder for payment of a Refund should be filed directly with the UK Financial Intermediaries and Claims Office, Fitz Roy House, PO Box 46, Nottingham NG2 1BD, England.

     Certain provisions of the UK Income and Corporation Taxes Act 1988 empower the UK Government to deny the payment of tax credits in circumstances where (i) a corporate shareholder which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the UK company and (ii) such shareholder or an associated company has a qualifying presence in a jurisdiction which operates a unitary system of corporate taxation. These provisions are only triggered if the UK Treasury so determines by Statutory Instrument and no such Instrument has yet been made. However, the UK Chancellor of the Exchequer announced in 1994 that the UK will be retaining its retaliatory powers against the possibility of harm to the interests of UK-owned companies in the future.

     POSITION ON AND AFTER APRIL 6, 1999
     -----------------------------------

     Under provisions introduced in the UK Finance Act 1998 ACT will be abolished with effect from April 6, 1999, so that no ACT will be payable by Reuters on payment of a cash dividend on or after that date. The proposal, however, envisages a system of "shadow ACT" to govern the rate at which companies can utilise surplus ACT that they have on April 6, 1999 against their corporation tax liability in later years.

     On and after April 6, 1999, the tax credit on cash dividends paid by Reuters on Ordinary Shares will be reduced to one-ninth of the cash dividend (or 10% of the Gross Dividend). The tax credit may be set off against a UK resident individual shareholder's total income tax liability, but no cash refund will be available.

     Accordingly, an eligible US holder will effectively cease to be entitled to any Refund in respect of dividends, as the 15% withholding tax under the Treaty will exceed (but will be limited to) the tax credit to which the Treaty otherwise entitles him. Hence, using the example set out above, an (pound) 80 cash dividend would result in an eligible US holder receiving (pound) 80 after deduction of withholding tax of (pound) 8.89 (being equal to the tax credit on the cash dividend).

US TAXATION CONSEQUENCES
------------------------

     The following is a summary of certain US federal income tax consequences of the ownership of Ordinary Shares or ADRs by a US holder that holds the Ordinary Shares or ADRs as capital assets, and does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     For purposes of this discussion, a "US holder" is any beneficial owner of Ordinary Shares or ADRs that is (i) a citizen or resident of the US, (ii) a corporation organized under the laws of the US or any State, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

     TAXATION OF DIVIDENDS
     ---------------------

     Subject to the passive foreign investment company ("PFIC") rules discussed below, the Gross Dividend generally will be treated as dividend income for US federal income tax purposes. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations. The amount of the dividend distribution includible in income of a US holder will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date such dividend distribution is includible in the income of the US holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the US for foreign tax credit limitation purposes.

     The withholding tax will be eligible, subject to certain limitations, for credit against the US holder's US federal income tax. However, a US holder will be denied a foreign tax credit (and instead allowed a deduction) for foreign taxes imposed on a dividend if the US holder has not held the Ordinary Shares or ADRs for at least 16 days in the 30-day holding period beginning 15 days before the ex-dividend date. Any days during which a US holder has substantially diminished its risk of loss on the Ordinary Shares or ADRs are not counted toward meeting the 16-day holding period required by the statute. A US holder that is under an obligation to make related payments with respect to the Ordinary Shares or ADRs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend. For foreign tax credit limitation purposes, the dividend will be income from sources outside the US, but generally will be treated separately, together with other items of "passive income" (or, in the case of certain holders, "financial services income"). US holders should consult their tax advisors as to the application of the foreign tax credit rules in their own circumstances.

     TAXATION OF CAPITAL GAINS
     -------------------------

     The following categories of persons may be liable for both UK and US tax in respect of a gain on the sale of Ordinary Shares or ADRs: (i) US citizens ordinarily resident in the UK, (ii) US corporations resident in the UK by reason of their business being managed or controlled in the UK, and (iii) US citizens or corporations which are trading or carrying on a profession or vocation in the UK through a branch or agency which constitutes a permanent establishment or fixed base and which have used, held or acquired the Ordinary Shares or ADRs for the purposes of such trade, profession or vocation or such branch or agency. However, subject to applicable limitations, such persons may be entitled to a tax credit against their US federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains (as the case may be) which is paid in respect of such gain.

     Subject to the PFIC rules discussed below, upon a sale or other disposition of Ordinary Shares or ADRs, a US holder will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US holder's tax basis (determined in US dollars) in such Ordinary Shares or ADRs. Generally, such gain or loss will be capital gain or loss, will be long-term capital gain or loss if the US holder's holding period for such Ordinary Shares or ADRs exceeds one year and any such gain and loss generally will be income from sources within the US for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate US holder is generally subject to a maximum tax rate of 20%.

     PFIC
     ----

     Reuters believes that its Ordinary Shares and ADRs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If
Reuters were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or ADRs, a gain realized on the sale or other disposition of Ordinary Shares or ADRs would, in general, not be treated as capital gain, and a US holder would be treated as if such holder had realized such gain and certain "excess distributions" ratably over the holder's holding period for the Ordinary Shares or ADRs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

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

UK INHERITANCE TAX
------------------

     An individual who is domiciled in the US for the purposes of the UK/US estate and gift tax convention and who is not a national of the UK for the purposes of that convention generally will not be subject to UK inheritance tax in respect of the Ordinary Shares or ADRs on the individual's death or on a gift of the Ordinary Shares or ADRs during the individual's lifetime. However, the individual will be subject to UK inheritance tax if the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to Ordinary Shares or ADRs held in trust. In the exceptional case where the disposition is subject both to UK inheritance tax and to US federal gift or estate tax, the convention generally provides for any tax paid in the UK to be credited against tax liable to be paid in the US.

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

     Ad valorem stamp duty will be charged and payable by the purchaser on conveyances or transfers of Ordinary Shares at the rate of 50p per (pound) 100 (or part thereof) of the consideration, if any, for the transfer.

     SDRT will be imposed, at the rate of 0.5% of the consideration for the transfer, if an agreement is made for the sale of Ordinary Shares, unless an instrument of transfer of the Ordinary Shares in favor of the purchaser or its nominee is executed and duly stamped within six years of the day that the agreement is made (or, in a case where the agreement is conditional, the day that the condition is satisfied) in which case the charge to SDRT will be repaid or cancelled. SDRT is in general payable by the purchaser of Ordinary Shares, but there are regulations which provide for collection from other persons in certain circumstances.

     Ad valorem stamp duty or SDRT will be imposed on any instrument transferring Ordinary Shares to a nominee or agent for a depositary which issues depositary receipts (such as the ADRs). In these circumstances, stamp duty or SDRT will be charged at the higher rate of 1.5% of the consideration for a sale or, otherwise, 1.5% of the market value of the security transferred. This rate of duty can be reduced to 1% in the case of certain transfers effected by a qualified dealer in securities (as defined in the UK Finance Act 1986). Clearance services may elect, under certain conditions, for the normal rates of stamp duty or SDRT to apply to transfers into or transactions within the service instead of the higher rate applying to an issue or transfer into the clearance service. The UK Finance Act 1997 contains provisions which will remove this reduced rate of duty from the 'appointed day' (yet to be determined).

     A transfer of Ordinary Shares from a depositary or its agent or nominee to a transferee which results in the cancellation of the ADR, which cancellation is liable to stamp duty as a "conveyance or transfer on sale" because it completes a sale of such Ordinary Shares, will be liable to ad valorem stamp duty, payable by the transferee, at the rate of 50p per (pound) 100 (or part thereof) of the consideration, if any, for the transfer. A transfer of Ordinary Shares from a depositary or its agent or nominee to the ADR holder which results in cancellation of the ADR but where there is no transfer of beneficial ownership is not liable to duty as a "conveyance or transfer on sale", but will be liable to a fixed stamp duty of 50p.

ITEM 8.  SELECTED FINANCIAL DATA
-------  -----------------------

     The selected financial information set forth below is derived, in part, from the Consolidated Financial Statements incorporated by reference from the 1998 Annual Report to Shareholders, which is filed as an exhibit to this Report. The selected data should be read in conjunction with the financial statements and related notes, as well as the Operating and Financial Review incorporated herein by reference from the 1998 Annual Report to Shareholders.

     The Consolidated Financial Statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. A summary of the principal differences between UK and US GAAP, a reconciliation to US GAAP and a condensed US GAAP balance sheet are set forth in the Consolidated Financial Statements, appearing on pages 79 to 81 of the 1998 Annual Report to Shareholders, and are incorporated herein by reference.


CONSOLIDATED INCOME STATEMENT DATA:

                                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------------
                                                             1998           1997           1996           1995           1994
                                                    -------------   ------------   ------------   ------------   ------------
                                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)

AMOUNTS IN ACCORDANCE WITH
  UK GAAP:

Revenue ..........................................   (pound)3,032   (pound)2,882   (pound)2,914   (pound)2,703   (pound)2,309

Operating profit before interest .................            550            541            592            510            432

Profit on ordinary activities before taxation ....            580            626            652            558            481

Profit on ordinary activities after taxation .....            384            390            442            373            319

PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS .....            384            390            442            373            318
                                                    =============   ============   ============   ============   ============

BASIC EARNINGS PER ORDINARY SHARE ................           26.7p          24.0p          27.3p          23.2p          19.9p
                                                    =============   ============   ============   ============   ============

FULLY DILUTED EARNINGS PER ORDINARY SHARE ........           26.6p          23.8p          27.0p          22.9p          19.6p
                                                    =============   ============   ============   ============   ============

BASIC EARNINGS PER ADS ...........................          160.3p         144.2p         164.0p         139.3p         119.4p
                                                    =============   ============   ============   ============   ============

FULLY DILUTED EARNINGS PER ADS ...................          159.7p         143.1p         161.7p         137.3p         117.7p
                                                    =============   ============   ============   ============   ============

Dividends declared per ordinary share
  (including  UK tax credit) .....................           16.5p          16.3p          14.7p          12.3p          10.0p
                                                    =============   ============   ============   ============   ============

Dividends declared per ADS (including
  UK tax credit) .................................           98.8p          97.5p          88.1p          73.5p          60.0p
                                                    =============   ============   ============   ============   ============

Weighted average number of ordinary
  shares (in millions) ...........................          1,438          1,623          1,616          1,605          1,602
                                                    =============   ============   ============   ============   ============



CONSOLIDATED INCOME STATEMENT DATA (CONTINUED):

                                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------------
                                                             1998           1997           1996           1995           1994
                                                    -------------   ------------   ------------   ------------   ------------
                                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)

AMOUNTS IN ACCORDANCE WITH
  US GAAP

Revenue ..........................................   (pound)3,032   (pound)2,882   (pound)2,914   (pound)2,703   (pound)2,309

Income before taxes on income ....................            572            618            645            544            463

NET INCOME .......................................            392            386            440            366            303
                                                    =============   ============   ============   ============   ============

BASIC EARNINGS PER ORDINARY SHARE(1) .............           27.8p          27.4p          31.4p          26.3p          21.8p
                                                    =============   ============   ============   ============   ============

Diluted earnings per ordinary share(1) ...........           27.7p          27.2p          31.0p          25.9p          21.5p
                                                    =============   ============   ============   ============   ============

BASIC EARNINGS PER ADS(1) ........................          166.6p         164.5p         188.3p         158.0p         130.8p
                                                    =============   ============   ============   ============   ============

Diluted earnings per ADS(1) ......................          166.0p         163.4p         185.8p         155.4p         128.7p
                                                    =============   ============   ============   ============   ============

Dividends  paid per ordinary  share
  (including UK tax  credit)(1) ..................          121.2p          17.5p          14.8p          12.1p           9.9p
                                                    =============   ============   ============   ============   ============

Dividends paid per ADS (including UK
  tax credit)(1) .................................          727.5p         104.7p          88.7p          72.7p          59.3p
                                                    =============   ============   ============   ============   ============

Weighted average number of ordinary
  shares (in millions)(1) ........................          1,411          1,407          1,401          1,391          1,388
                                                    =============   ============   ============   ============   ============

--------------------

(1)  On February 18, 1998 Reuters Holdings  consummated a court approved Capital  Reorganization in which shares of Reuters Holdings were exchanged for a combination of shares of Reuters Group and approximately (pound) 1.5 billion in cash. (See Note 1 of Notes on Consolidated Profit and Loss Account incorporated herein by reference from the 1998 Annual Report to Shareholders.) Under US
     GAAP this transaction was deemed a share consolidation  combined with a special dividend and,  accordingly,  earnings per share and per ADS and dividends per share and per ADS amounts have been  retroactively  restated.  Under UK GAAP no  restatement  was deemed  appropriate as the cash payment was considered a repurchase of shares and the number of new shares in Reuters Group was set to facilitate comparability of per share amounts with those of Reuters Holdings.


CONSOLIDATED BALANCE STATEMENT DATA:

                                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------------
                                                             1998          1997           1996           1995           1994
                                                    -------------  ------------   ------------   ------------   ------------
                                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)

AMOUNTS IN ACCORDANCE WITH UK GAAP:
Total assets .....................................  (pound) 2,705  (pound) 2,913  (pound) 2,575  (pound) 2,369  (pound) 1,882
Long-term debt and provisions for charges ........             52             65             71            162            109
Capital employed before minority interest ........            372          1,661          1,458          1,211            973
AMOUNTS IN ACCORDANCE WITH US GAAP:
Total assets .....................................          2,722          2,907          2,562          2,288          1,828
Long-term debt. ..................................             75             86             84            105             68
Shareholders' equity .............................            504          1,754          1,561          1,299          1,048



DIVIDENDS
---------

     The table below sets forth the amounts of interim, final and total dividends (excluding any associated UK tax credit discussed in Item 7 of this Report) paid in respect of each fiscal year indicated. Pound sterling amounts per share have been translated into US cents per ADS (each representing six Ordinary Shares) at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends. The first section of the table shows the dividends paid as reported under UK GAAP. The second section of the table gives the amounts restated for the Capital Reorganization and as reported under US GAAP. See Note (1) to the table of Consolidated Income Statement Data, Amounts in Accordance with US GAAP, above.

                                         PENCE PER SHARE                                     CENTS PER ADS
                             --------------------------------------    ----------------------------------------------
FISCAL YEAR ENDED
DECEMBER 31,                 INTERIM          FINAL           TOTAL           INTERIM           FINAL           TOTAL
-----------------            -------    -----------    ------------    --------------    ------------    ------------

DIVIDENDS IN ACCORDANCE
  WITH UK GAAP:
1994 ......................     1.90           6.10            8.00             17.80           58.56           76.36
1995 ......................     2.30           7.50            9.80             21.39           67.92           89.31
1996 ......................     2.75           9.00           11.75             25.71           87.56          113.27
1997 ......................     3.10           9.90           13.00             29.92           99.05          128.97
1998(1) ...................     3.40          11.00           14.40             34.22

DIVIDENDS RETROACTIVELY
  STATED IN ACCORDANCE
  WITH US GAAP:
1994 ......................     2.19           7.04            9.23             20.54           67.57           88.11
1995 ......................     2.65           8.65           11.30             24.68           78.37          103.05
1996 ......................     3.17          10.38           13.55             29.67          101.03          130.70
1997 ......................     3.58           9.90           13.48             34.52           99.05          133.57
1998(1)(2) ................   108.02          11.00          119.02          1,063.32

--------------------

(1)  The final dividend in respect of 1998 is payable on April 26, 1999 to holders of Ordinary Shares on the register at March 19,  1999 and on April 30,  1999 to  holders of ADSs on the  register  at March 19,  1999,  and will be converted into US dollars from sterling at the rate prevailing on April 26, 1999.

(2)  The 1998 interim  dividend amount in accordance with US GAAP consists of the interim dividend of 3.40p per share
     (34.22  cents per ADS) paid in  September  1998 and the amount  recorded  as a  dividend  under the terms of the
     Capital Reorganization consummated on February 18, 1998 of 104.62p per share (1,029.10 cents per ADS).

     Any future dividends will be declared consistent with Reuters policy of retaining a substantial portion of its earnings for use in its business, and will be dependent upon Reuters earnings, financial condition and other factors.

                                 EXCHANGE RATES
                                 --------------

     The following table sets forth, for the periods and dates indicated, the average, high, low and end of period Noon Buying Rates for pounds sterling in US dollars per (pound) 1.

FISCAL YEAR ENDED
DECEMBER 31,                           AVERAGE*          HIGH            LOW     PERIOD END
------------------                   ---------     ----------     ----------    -----------

1994 ...............................      1.54           1.64           1.46           1.57
1995 ...............................      1.58           1.64           1.53           1.55
1996 ...............................      1.57           1.71           1.49           1.71
1997 ...............................      1.65           1.70           1.58           1.64
1998................................      1.66           1.72           1.61           1.66
1999 (through February 12, 1999) ...      1.64           1.66           1.62           1.63

--------------------
*    The  average of the  exchange  rates on the last  trading day of each  calendar  month during the period.

     On February 12, 1999 the Noon Buying Rate was $1.63 per (pound) 1.

     Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar amounts received by holders of the ADSs upon conversion by the Depositary of cash dividends paid in pounds sterling on the Ordinary Shares represented by the ADSs and may affect the relative market prices of the ADSs in the US and the Ordinary Shares in the UK.

     For the effect on Reuters results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenditures are made by Reuters, see "Operating and Financial Review" incorporated herein by reference from the 1998 Annual Report to Shareholders, which is filed as an exhibit to this Annual Report on Form 20-F.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND ------- RESULTS OF OPERATIONS
         ---------------------------------------------------------------

     Reuters discussion and analysis of financial condition and results of operations appears on pages 35 to 49 of Reuters 1998 Annual Report to Shareholders under the heading "Operating and Financial Review", incorporated herein by reference from the 1998 Annual Report to Shareholders. The discussion is designed to comply with both the requirements of this Item 9 and the recommendations of the July 1993 Statement, "Operating and Financial Review", issued by the UK Accounting Standards Board.

     The focus of Reuters discussion is on the financial statements included in the 1998 Annual Report to Shareholders, which are prepared in accordance with UK GAAP. A summary of differences between UK GAAP and US GAAP, a reconciliation to US GAAP and a condensed US GAAP balance sheet are set forth in the Consolidated Financial Statements, appearing on pages 79 to 81 of the 1998 Annual Report to Shareholders, and are incorporated herein by reference.

                             CAUTIONARY STATEMENTS
                             ---------------------

     All statements other than statements of historical fact included in this Report and the 1998 Annual Report to Shareholders incorporated by reference herein are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 31E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under "Cautionary Statements" and "Year 2000 Readiness Disclosure" in the "Operating and Financial Review" incorporated herein by reference from the 1998 Annual Report to Shareholders. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such Cautionary Statements.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------  ----------------------------------------------------------

     Quantitative and qualitative disclosures about market risk are provided under the sub-heading Treasury Management on pages 43 to 45 of the "Operating and Financial Review", and in Note 13 of Notes on the Consolidated Cash Flow Statement, both incorporated herein by reference from the 1998 Annual Report to Shareholders.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT
--------  ------------------------------------

     Reuters Articles provide for a Board of Directors consisting of not fewer than five nor more than 15 directors. There are presently 14 directors in office, including six executive directors.

     The directors and executive officers of Reuters are as follows:

                                                                                                    POSITION HELD
NAME                                    POSITION                                                        SINCE
---------                               -------------------                                         -------------

DIRECTORS:
Sir Christopher Anthony Hogg .........  Chairman; Director (1)                                      1985; 1984
Peter James Denton Job ...............  Chief Executive; Director                                   1991; 1989
Robert Oscar Rowley ..................  Finance Director                                            1990
Robert Patten Bauman .................  Director (1)                                                1994
Sir John Anthony Craven ..............  Director (1)                                                1997
Michael Philip Green .................  Director (1)                                                1992
Jean-Claude Marchand .................  Chief Executive, GSO Group; Director                        1999; 1996
Roberto G Mendoza ....................  Director (1)                                                1998
Richard Lake Olver ...................  Director (1)                                                1997
John Michael Coldwell Parcell ........  Chief Executive, Reuters Information; Director              1999; 1996
Charles James Francis Sinclair .......  Director (1)                                                1994
David Granger Ure ....................  Chief Executive, Reuters Trading Systems; Director          1999; 1989
Andre-Francois Helier Villeneuve .....  Chairman of Instinet; Chairman of Strategic Planning;       1989; 1999
                                          Director                                                  1989
Sir David Alan Walker ................  Director (1)                                                1994

EXECUTIVE OFFICERS:
Stephen Francis Mitchell .............  General Counsel and Secretary                               1998
Geoffrey Arthur Weetman ..............  Director of Human Resources                                 1998
Philip Kenneth Wood ..................  Deputy Finance Director                                     1994

--------------------

(1)  Non-executive director.

     The business address of the directors is 85 Fleet Street, London EC4P 4AJ, England.

     The Chairman and all non-executive directors, except Michael Green, served on the Remuneration and Audit Committees of the Board in 1998 and all non-executive directors served on the Nomination Committee in 1998. Summaries of the functions of the Remuneration Committee and the Audit Committee appear on pages 24 and 32, respectively, of the 1998 Annual Report to Shareholders which is incorporated herein by reference. During 1998, Reuters maintained insurance for the directors and certain employees against liabilities in relation to Reuters.

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

     At each AGM of Reuters one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. For additional information see the Report on Remuneration and Related Matters which appears on pages 24 to 31 of the 1998 Annual Report to Shareholders referred to above.

     No director is required to hold any shares of Reuters in order to qualify as a director. A director not holding any shares may nevertheless attend and speak at general meetings of Reuters.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS
--------  --------------------------------------

     For the year ended December 31, 1998, the aggregate compensation paid or accrued by Reuters and its subsidiaries to all directors and officers as a group (24 persons) for services in all capacities was (pound) 8.8 million.

     The aggregate compensation paid to all directors and officers as a group included (pound) 1.7 million accrued as bonuses to the executive directors and officers pursuant to a plan based upon the extent to which three targets were met. The targets covered first, Reuters objectives for millennium compliance and Euro conversion; second, the growth in operating profit at constant exchange rates; and third, the growth in earnings per share. Many of the objectives were achieved, some in full and some partially.

     Also included in aggregate compensation was a (pound) 1.2 million termination settlement with one officer relating to one year's salary, a partially earned bonus and an accrual for his prorated interest in a rolling four-year profit sharing plan operated by a subsidiary.

     For further information relating to Reuters senior executive remuneration policy and compensation, see the Report on Remuneration and Related Matters which appears on pages 24 to 31 of the 1998 Annual Report to Shareholders and is incorporated herein by reference.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
--------  --------------------------------------------------------------

     Reuters has established a number of employee share schemes.  These include:
(i) a share option plan introduced in 1998 ("Plan 2000") under which employees became entitled to a single award of non-transferable options to acquire up to 2,000 shares; (ii) a long term incentive plan, a performance related share plan and an international Save As You Earn ("SAYE") plan ("International SAYE Plan") introduced by Reuters Group in 1997, which have substantially the same terms as Reuters Holdings' 1997 Long Term Incentive Plan, 1997 Performance Related Share Scheme and 1994 SAYE Scheme, respectively, referred to below; and (iii) two executive share plans of Reuters Group (one for use in the US and the other for the rest of the world) which were used to provide replacement options to those persons who surrendered options granted under Reuters Holdings' 1984 Executive Schemes referred to below.

     Reuters employee share schemes also include the following plans of Reuters Holdings in respect of which no further grants of options or rights will be made, but under which options remain outstanding: (1) a long-term incentive scheme introduced in 1993 under which non-transferable awards of performance-based restricted shares or rights exercisable for shares on a one for one basis (share rights) were made annually to key senior executives (the "1993 Long-Term Incentive Scheme"); (2) a long-term incentive plan introduced in 1997 under which non-transferable awards of performance-based share options were made annually to key senior executives (the "1997 Long Term Incentive Plan");
(3) a long-term incentive scheme introduced in 1995 under which non-transferable awards of performance-based share rights were made annually to executives (the "1995 Performance Related Share Scheme"); (4) a long-term incentive scheme introduced in 1997 under which non-transferable performance-based share options were granted annually to executives (the "1997 Performance Related Share Scheme"); (5) a SAYE share option scheme adopted in 1994 (the "1994 SAYE Scheme"); (6) three SAYE share option schemes adopted in 1984 (the "1984 SAYE Schemes"); and (7) two executive share option schemes adopted in 1984 (the "1984 Executive Schemes"). In connection with the Capital Reorganization, mechanisms were introduced so that, upon exercise of options and rights outstanding under these Reuters Holdings plans, the person exercising his option or right would receive Ordinary Shares of Reuters Group.

     For additional information relating to Reuters employee share schemes, see the Report on Remuneration and Related Matters which appears on pages 24 to 31 of the 1998 Annual Report to Shareholders and Note 30 of Notes on the Consolidated Balance Sheet, both incorporated herein by reference from the 1998 Annual Report to Shareholders.

     Reuters also offers an Employee Stock Purchase Plan for most US-based employees, introduced in 1995, in which employees can elect to participate in lieu of the International SAYE Plan. Under this plan, participating employees authorize after-tax payroll deductions (subject to certain maximum amounts) which, together with contributions from Reuters equal to 20% of the payroll deductions, are transferred to a designated broker who, at the end of each pay period, purchases ADSs at available market prices for the accounts of the employees.

OUTSTANDING OPTIONS AND RESTRICTED SHARES
-----------------------------------------

     Information   concerning  options,   restricted  shares  and  share  rights
outstanding under Reuters share option and restricted share schemes at February 12, 1999 is set forth below:

                                                 NUMBER OF ORDINARY
                                                  SHARES ISSUABLE
                                                  UPON EXERCISE OF
                                                 OPTIONS OR SUBJECT
                                                 TO RESTRICTED SHARE        RANGES OF EXERCISE
                                                    OR SHARE RIGHT         PRICES PER ORDINARY          RANGE OF
SCHEMES/PLANS                                         AWARDS(1)          SHARE (POUND) OR ADS ($)    EXPIRATION DATES
--------------------------                       -------------------    -------------------------    ----------------

OPTIONS:
1984 SAYE (2)...................................           3,901,860                  (pound)3.94              11/99
                                                                                           $34.98              11/99
1994 SAYE (2)...................................           8,207,053    (pound)3.51 - (pound)6.01       4/00 - 10/02
International SAYE (2)..........................           4,790,119                  (pound)4.78      10/01 - 10/03
                                                                                           $47.10      10/01 - 10/03
1984 Executive (3)..............................           1,262,930    (pound)1.50 - (pound)4.93        2/00 - 2/05
                                                                                  $15.94 - $43.72        2/00 - 2/05
Plan 2000.......................................          25,348,000                  (pound)5.50               9/05
                                                 -------------------
TOTAL...........................................          43,509,962
                                                 ===================
SHARES SUBJECT TO RESTRICTIONS OR RIGHTS:
1993 Long-Term Incentive (4)....................             927,228               Not applicable       2/99 - 12/02
1997 Long-Term Incentive (5)....................             518,290       (pound)0 - (pound)6.40              12/03
1995 Performance Related (6)....................              88,824               Not applicable              12/01
1997 Performance Related (5)....................           2,951,252       (pound)0 - (pound)6.40      12/03 - 12/04
                                                 -------------------
TOTAL                                                      4,485,594
                                                 ===================

--------------------

(1)  Includes Ordinary Shares represented by ADSs.

(2) The exercise price of options granted under the 1984, 1994 and International SAYE schemes is effectively fixed at 20% below the market price at the start of either a three-year or a five-year savings period. In general, these options become exercisable at the end of that period and remain exercisable for six months thereafter.

(3) The exercise price of options granted under the 1984 Executive Schemes is the market price either at or shortly before the date of grant. Under their original terms, these options become exercisable during the period commencing on the third anniversary of the date of grant (the second anniversary in the case of options issued to US-based employees) and ending on either the seventh or the tenth anniversary of the date of grant. As a result of the Capital Reorganization all options expired on August 18, 1998, but holders could elect to replace their original options with unapproved Reuters Group options that have the same exercise price but generally lapse one year later.

(4) Includes 510,184 restricted shares and 90,136 options relating to 1994 and 1995 awards respectively, which are vested.

(5) The 1997 long-term incentive and performance related awards granted in the UK (a total of 417,688 shares and 1,423,147 shares, respectively) have an exercise price equivalent to the market value of the underlying shares on the date of the grant, and are linked with a cash bonus equal to such exercise price. The share rights and linked cash bonus vest and are exercisable only in tandem.

(6) All options outstanding under the 1995 Performance Related Share Scheme have vested.

     Of the total number of Ordinary Shares subject to outstanding options at February 12, 1999, 85,272 Ordinary Shares were subject to options held by directors and officers of Reuters, 27,272 of which were granted pursuant to savings related schemes, 18,000 of which were granted pursuant to Plan 2000 and 40,000 of which were granted pursuant to the 1984 Executive Schemes. In addition, Ordinary Shares subject to restrictions or rights held by directors and officers at February 12, 1999 included 1,044,979 shares awarded under the 1993 and 1997 long-term incentive plans (435,831 vested) and 38,598 shares awarded under the 1995 and 1997 performance related share plans (5,638 vested).

     At February 12, 1999 options, restricted shares and/or share rights were held by the Chairman and the executive directors as follows:

                            SAVINGS                                   LONG-TERM INCENTIVE
                            RELATED                    EXECUTIVE         SCHEMES/PLANS
                            SCHEMES      PLAN 2000       SCHEME       VESTED   NON-VESTED
                            -------   ------------   -------------   -------   ----------

Sir Christopher Hogg......   2,065              --              --        --           --
P.J.D. Job................   3,508           2,000              --    98,579      130,030
J-C. Marchand.............   3,098           2,000              --    41,385       87,799
J.M.C. Parcell............   2,065           2,000          40,000    36,611       57,549
R.O. Rowley...............   3,508           2,000              --    61,587       80,834
D.G. Ure..................      --           2,000              --    66,527       85,996
A-F.H. Villeneuve.........   3,508           2,000              --    66,527       85,996

     For additional information concerning options, restricted shares and share rights held by the executive directors, see the Report on Remuneration and Related Matters, incorporated herein by reference from the 1998 Annual Report to Shareholders.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
--------  ----------------------------------------------

     Not applicable.

                                    PART II
                                    -------

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED
--------  ------------------------------------------

     Not applicable.



                                    PART III
                                    --------

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES
--------  -------------------------------

     Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED -------- SECURITIES
          ------------------------------------------------------------

     Not applicable.

                                    PART IV
                                    -------

ITEM 18.  FINANCIAL STATEMENTS
--------  --------------------

     Reference is made to Item 19 for a list of all financial statements filed as part of this Report.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS
--------  ---------------------------------

(a)  FINANCIAL STATEMENTS:
     ---------------------

                                                                                         Annual Report to
                                                                                            Shareholders
                                                                                     -----------------------
                                                                                                    Related
                                                                                                     Notes
                                                                                        Pages        Pages
                                                                                     -----------   ---------

Incorporated by reference from the 1998 Annual Report to Shareholders:

Report of the auditors .............................................................        34

   Consolidated profit and loss account for each of the three years in the period
     ended December 31, 1998 .......................................................        50      51 to 56

   Consolidated cash flow statement for each of the three years in the period
     ended December 31, 1998 .......................................................        57      58 to 62

   Consolidated balance sheet as of December 31, 1998, 1997 and 1996 ...............        63      64 to 74

   Accounting policies .............................................................  77 to 78

   Summary of differences between UK and US GAAP ...................................        79      80 to 81

   Report on Remuneration and Related Matters ......................................  24 to 31


     The consolidated financial statements listed in the above index which are included in the 1998 Annual Report to Shareholders are hereby incorporated by reference. With the exception of the pages listed in the above index and the items incorporated by reference in Items 1, 2, 3, 8, 9, 9A, 10, 11 and 12 of this report, the 1998 Annual Report to Shareholders is not to be deemed filed as part of this Report.

(b)  EXHIBITS
     --------

2.4 Consent of PricewaterhouseCoopers for incorporation by reference in Forms S-8 of their report dated February 12, 1999.

2.5 Consent of PricewaterhouseCoopers for incorporation by reference in Forms F-3 of their report dated February 12, 1999.

4.   The 1998 Annual Report to Shareholders of Reuters Group PLC.

27   Financial Data Schedule

SIGNATURES
----------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     REUTERS GROUP PLC
                                                     -----------------
                                                       (Registrant)



Dated: March 5, 1999                                 By  /s/ Robert O. Rowley
                                                         -----------------------
                                                         Robert O. Rowley
                                                         Finance Director