Form 20-F
period 1999-12-31
REUTERS GROUP PLC
filed 2000-03-06
CIK 1056084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999 OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission file number 0-13456

Reuters Group PLC
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

85 Fleet Street, London EC4P 4AJ, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares of 25p each.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 25p each	1,422,729,960
Founders Share of £1	1

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    [X]    No    [_]

        Indicate by check mark which financial statement item the registrant has elected to follow

Item 17    [_]    Item 18    [X]

2

         The Consolidated Financial Statements of Reuters Group PLC (“Reuters” or “Reuters Group”) incorporated herein by reference from Reuters 1999 Annual Report to Shareholders (the “1999 Annual Report to Shareholders”) are presented in pounds sterling (“£”). On December 31, 1999, the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was $1.62 per £1; on February 11, 2000 the Noon Buying Rate was $1.59 per £1. For additional information on exchange rates between the pound sterling and the US dollar, see “Exchange Rates” in Item 8 of this Report.

        Reuters Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). UK GAAP differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The principal differences between UK GAAP and US GAAP relevant to Reuters are explained in “Summary of Differences Between UK and US Generally Accepted Accounting Principles” included in the Consolidated Financial Statements referred to above.

        As used in this Report, “Reuters” refers collectively to Reuters Group and its consolidated subsidiaries except as the context otherwise requires.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

        Reuters supplies the global financial markets and the news media with a wide range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 521,000 users in 52,800 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 900 Internet sites reaching an estimated 40 million viewers. Reuters is the world’s largest international news and television agency with 2,101 journalists, photographers and camera operators in 184 bureaus in 109 countries at December 31, 1999. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is a wholly owned subsidiary. The Group employed 16,546 staff in 212 cities in 97 countries at December 31, 1999.

Information Sources

        Reuters gathers exchange and over-the-counter trading data, contributed data, reference data and general, financial and business news.

        Reuters obtains current trading information for securities, commodities, options and futures from 260 organized exchanges and over-the-counter markets. The information is normally transmitted electronically to Reuters databases by a direct feed from the computerized reporting system maintained by an exchange. Some 5,000 dealers and brokers in foreign exchange and other financial markets contribute their latest quotations to Reuters databases. Data contributed by one contributor is available to all other subscribers to the same product except those the contributor directs should be precluded. Reuters also has a number of long-term agreements with certain brokers and specialist data vendors for the supply of key market data.

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

Reuters Internet Strategy

        In February 2000 Reuters announced a range of major initiatives designed to accelerate its use of internet technologies, open new markets and migrate its core business to an internet-based model. Reuters believes that the Internet presents two principal opportunities: it enables Reuters to start serving a much wider market, including individuals making financial decisions at work and at home, and it allows Reuters to adopt a more cost-effective model for its core financial business. Reuters plans to spend £500 million over the next four years in the migration of its services to internet technology. To take advantage of these opportunities, Reuters is expanding its capabilities through partnerships and spin-offs where strategically justified.

Principal Products

        Reuters is now focused on three business areas. The first, Reuters Financial, consists of two divisions: Reuters Information (“RI”) and Reuters Trading Solutions (“RTS”, formerly Reuters Trading Systems). RI includes Reuters Global Sales and Operations unit and RTS is responsible for relationships with the Group’s global accounts. The second, Instinet, is Reuters electronic brokerage business. The third, Reuterspace (formerly Reuters Ventures), is the vehicle for development of new businesses outside the core financial markets.

Reuters Financial

       Reuters Information

        Reuters Information products include real-time information and historical information databases focused on four main markets: foreign exchange and money; commodities (including energy); fixed income; and equities. These products are delivered to subscribers through personal computer-based Reuters Terminals (“RTs”) or other Reuters workstation display software, through industry standard internet browsers, through Reuters-supplied or third-party information management systems or, in the case of real-time data, via datafeeds. Reuters databases carry around two million individual instruments.

        In 1999 Reuters launched the Reuters 3000 Xtra flagship international information product, a significant enhancement to its existing 3000 range of information products which exploits the latest in desktop technology. 3000 Xtra enables users to, among other things, personalize displays, carry out complex analytics in Microsoft Excel, extract data for in-house use, access “rich” content via Reuters own extranet, receive Reuters TV, and send e-mail via the Internet.

        Reuters 3000 range of information products combine the real-time features of its 2000 series with access to historical data, analytics and graphing capabilities, news and e-mail. The 2000 series of products are formed from a number of content “building blocks”, each containing relevant real-time prices and related data on a particular market. Both the 3000 and 2000 series of products are grouped in different combinations to allow subscribers to select the product or products specific to their needs.

        In addition to the international products described above, Reuters offers many domestic information products focused on the needs of customers relating to individual countries. Reuters Plus, an advanced equities trading and analytics tool for US equities launched in 1998, includes real-time and historical data, time and sales, charting, Reuters news and web access. A range of optional products produced by third parties to augment Reuters news and market data is also available to subscribers. Reuters is increasingly using web technology and offers several information products for password-protected internet and intranet delivery.

        Reuters recently acquired a number of businesses in the funds information, shareholder and benchmarking analysis sectors, which have been combined under the Lipper brand. At December 31, 1999 Lipper tracked over 60,000 funds domiciled in 45 countries with assets in excess of US$10 trillion. Historical performance data goes back to 1959 and includes open-ended (mutual) funds, closed-ended funds and variable annuity (unit-linked) funds.

        Editorial. The news content for all Reuters products is gathered by Reuters editorial operations. Reuters delivers financial and media news worldwide, producing more than 10,000 news reports a day in over twenty languages. In addition to its textual news, Reuters provides television and news pictures coverage and operates a global financial television news channel (RTV) for its clients in the financial markets. News produced by the editorial group is marketed through the Reuters Information division and the Reuters Media unit of Reuterspace.

        Reuters Trading Solutions

        The Reuters Trading Solutions division groups together Reuters transaction products (excluding Instinet), with its applications and enterprise solutions businesses including information management systems, risk management products and other applications. RTS is committed to delivering a range of linked products and services that offer customers open and integrated solutions to facilitate trading in the financial markets. The division is composed of the following activities:

        Transactions. RTS delivers end to end trading solutions to enable dealers to trade in a variety of financial instruments.

        Dealing 2000-1 enables fast electronic communication among dealers to negotiate and conclude trades in foreign exchange and other instruments. Through its UK subsidiary Reuters Transaction Services Limited (“RTSL”), a regulated wholesale money market institution, Reuters operates Dealing 2000-2, an electronic brokerage service for interbank spot and forward foreign exchange dealers. This automatic, anonymous service matches bid and offer orders using a central computer, verifying that the counterparties have sufficient and mutually acceptable credit.

        In January 2000 Reuters launched the next generation of transaction products –Dealing 3000 Direct (which will replace Dealing 2000-1) and Dealing 3000 Spot Matching (which will replace Dealing 2000-2). Dealing 3000 Direct and Dealing 3000 Spot Matching use Windows NT technology and, under certain circumstances, allow traders to run complementary applications alongside the dealing application.

        In addition, Reuters offers Reuters InterTrade Direct, a fully managed, open order routing service facilitating straight through processing in the global securities markets.

        Applications and Enterprise Solutions. This unit combines Reuters information management, risk management and TIBCO enterprise software for the financial markets with systems integration and client support.

        Information management systems allow access to Reuters real-time information, information databases and transaction products, products of other data suppliers and the customers’ own in-house computer facilities, and facilitate the capture and management of financial transactions. The main products in this sector include the Triarch and TIB market data systems, each offering a choice of operating systems and platforms using local area networks to distribute the data.

        Risk management products encompass front-end trading systems (deal capture, position keeping, decision support tools, tactical risk management), local and global credit and limit management, and enterprise-wide risk analysis. These systems cover cash and derivatives financial instruments in the areas of money and foreign exchange, fixed income and equities and interest rate related markets.

        Enterprise software includes products designed to capture and manage financial transactions with respect to a variety of financial instruments, enterprise wide messaging capabilities and a range of financial application integration products.

        Retail Solutions. This business unit focuses on enabling Reuters customers to serve their retail customers. Products and solutions include customized retail portals and Internet brokerage solutions together with appropriate information content and applications.

        Reuters Consulting. To meet customers’ increasing demands for end to end solutions to reduce their costs of operation and improve operational efficiency, Reuters is bringing together its various consulting capabilities into a new group, Reuters Consulting. This unit will provide consulting and integration services across the range of RTS activities.

Instinet

        Instinet, a registered US securities broker, operates an equity securities market information and trading system for investment professionals. Instinet provides anonymous two-way computerized transactional capability and continuously updated market information with respect to equity securities traded on US national and regional stock exchanges and Nasdaq and with respect to certain non-US equity securities. Affiliates of Instinet are members of 18 securities exchanges. An Instinet affiliate also has a license from the Ministry of Finance in Japan to operate as a foreign securities firm with a Tokyo branch.

        In addition to enabling customers to negotiate trades directly with each other, Instinet automatically executes clients’ matching buy and sell orders. Instinet also offers a number of “crossing” services which operate outside regular trading hours in the markets for the relevant securities, and a research and analytics product which allows traders and portfolio managers to monitor and analyze real-time and historical stock price data via traditional, proprietary and customized technical indicators. Instinet plans to extend its business into the fixed income and retail markets and to enter the correspondent clearing business in 2000.

        During 1999, as part of its global strategy relating to electronic trading, Instinet made minority investments in W. R. Hambrecht & Co., which provides investors electronic access to initial public offerings, and Archipelago Holdings, L.L.C., an electronic communications network. Instinet also led a consortium of 11 firms that purchased a controlling interest in Tradepoint Financial Networks Plc, a UK electronic stock exchange. In February 2000 Instinet acquired Lynch, Jones & Ryan, a US broker-dealer focused on the plan sponsor and commission recapture businesses.

        Reuters is actively considering its strategic options for Instinet, one of which is an initial public offering.

Reuterspace

        Reuterspace has been established as an umbrella group to direct Reuters major external investment and acquisition activities and to operate internet-focused business activities, in each case, outside the core financial business. It includes the following:

        Reuters Media. Reuters Media business provides text, video, graphics and pictures separately or in multi-media packages to traditional and new media publishers and broadcasters globally. Reuters news is supplied to more than 400 Internet publishers worldwide, including the major portal sites, and covers politics, general news, finance, economics and sports. Reuters operates one of the world’s largest international television news agencies, Reuters Video News, which supplies packaged and unedited coverage to broadcasters and Internet publishers. Reuters holds minority interests in Independent Television News (ITN) in the UK and ANI in India, and has shareholdings in ventures operating 24-hour radio networks in the UK and Switzerland.

        Greenhouse Fund. Reuters Greenhouse Fund typically makes minority investments in start-up companies whose technology or business models are of specific relevance to Reuters. Recent IPOs and the strength of the market have boosted the value of the Fund’s quoted investments from £68 million at the end of July 1999 to £438 million at the year end. In February 2000 Reuters announced the appointment of advisors to prepare for an initial public offering of a portion of the Greenhouse Fund in order to build on the success of the Fund at a faster pace.

        Reuters Mobile. Reuters Mobile was established in 1999 to exploit the rapidly expanding business opportunities in the distribution of services over wireless networks using the Wireless Application Protocol (WAP) technology. In February 2000 Reuters and Aether Systems, Inc., a US-based leader in wireless technologies, announced an agreement in principle to establish a new, independently managed company to develop and provide wireless data applications in Europe, initially focusing on financial markets. Aether will initially own 60% of the new company and have three board representatives, and Reuters will own the remaining 40% and have two board representatives.

        Reuters Enterprise. The Reuters Enterprise division was established to address the increasing demand for information in the business to business e-commerce market. In 1999 Reuters acquired an 84% stake in TowerGroup, a leading US research and advisory firm that delivers research and insight on the impact of information technology in the financial services industry. With Datamonitor of the UK, an existing Reuters investment that provides market analysis and competitive information, the TowerGroup acquisition strengthens Reuters position in the high-quality specialized research information market. Reuters also has agreed to acquire, subject to certain regulatory consents, the company information business of ORT S.A., a French credit information specialist.

        Reuters Personal. Reuters Personal will include the new financial portal that Reuters proposes to develop for high net-worth personal investors. Reuters Personal also will include the new company that Reuters plans to form with Multex.com, Inc., a leading online intermediary for the financial services marketplace, to offer a financial Internet portal for European private investors. Under the proposed arrangements, Reuters and Multex.com will each own 50% of the joint venture, which will combine Multex.com’s global research database and Reuters information and news with both companies’ leading Internet technologies.

        Reuters Partners. Reuters Partners will work to coordinate relations between Reuters and associated companies in which Reuters holds significant but non-majority investments. The principal entity in this area is Factiva, a 50/50 joint venture with Dow Jones, Inc. Factiva provides real-time and archived news to corporate desktops from aggregating about 6,000 sources including Reuters and Dow Jones newswires and the Wall Street Journal.

TIBCO Software Inc.

        The TIB market data system offered by RTS is a product of TIBCO Finance Technology Inc. (formerly TIBCO Inc.), a US company acquired in 1994. In 1997 the business of TIBCO was restructured and a new company, TIBCO Software Inc. (“TSI”), was formed to exploit the TIB technology outside the financial services industry (with TIBCO Finance continuing to focus on the financial sector). In July 1999 TSI completed an initial public offering of its Common Stock on Nasdaq. At December 31, 1999, Reuters held approximately 62.3% of the outstanding shares of TSI but its voting rights were restricted to 49% (and, accordingly, TSI is now accounted for as an associated company). If all outstanding employee options were exercised Reuters diluted shareholding of TSI would be about 47%. Reuters has the right to nominate four TSI directors (out of a total of eleven) for so long as Reuters holds 40% or more of TSI’s outstanding voting shares, three directors if it holds between 25% and 40% of the outstanding voting shares, and two directors if it holds between 10% and 25% of the outstanding voting shares.

        Reuters owns the underlying TIB intellectual property and technology that was in existence at December 31, 1996 and that is incorporated into many of TSI’s products, and licenses this technology to TSI pursuant to a license agreement. TSI owns all technology and related intellectual property rights independently developed by TSI since January 1, 1997, including enhancements and improvements to the licensed TIB technology, which TSI licenses to Reuters pursuant to the license agreement.

Data and Communications Networks

        Reuters operates a number of communications networks, employing various technologies, for distribution of its products. Reuters is making increasing use of internet technology which is utilized in the Reuters Web communications network.

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

        In February 2000 Reuters and Equant NV announced an agreement, subject to regulatory and other approvals, to form a new company to offer a secure internet protocol network to the financial services industry. Reuters will own 51% of the new company. Under the terms of the agreement Reuters will transfer $130 million of telecommunications network assets into the new entity along with over 400 staff, and will also sell its existing telecommunications business, Reuters Connect Services, to the new company for $25 million in cash. Equant will own 49% of the new company, to which it will contribute approximately 100 staff and $230 million in cash. It will also provide $125 million worth of other services and contribute an additional $25 million of annual contracted revenue from its existing financial services customers.

Principal Geographic Markets

        Reuters products are distributed to 154 countries. Within business divisions, products are divided for financial reporting purposes into five principal geographical areas: Europe, Middle East and Africa; United Kingdom and Ireland; Japan; Asia/Pacific; and the Americas. An analysis of revenue, costs, contribution and assets by these markets is provided under the heading “Operating and Financial Review” and in Notes 1 and 13 of Notes on the Consolidated Financial Statements, both incorporated herein by reference from the 1999 Annual Report to Shareholders.

Subscribers and Marketing

        In general, Reuters information products are billed by number of user accesses. User accesses include terminals, accesses to datafeeds, slave screens, portable data screens and pagers. The number of user accesses at the end of each of the last three years is set forth below.

	At December 31,
	1999	1998	1997
Information products	476,600	428,800	380,500
Transactions	22,900	24,100	25,000
Instinet	21,400	16,400	13,000

Total	520,900	469,300	418,500

        Information relating to user accesses and an analysis of subscribers by type are provided under the heading “Operating and Financial Review” and in Note 22 of Notes on the Consolidated Balance Sheet, both incorporated herein by reference from the 1999 Annual Report to Shareholders.

        The majority of Reuters revenue is recurring and generally covered by contracts of indefinite period, terminable on one or two years’ notice. Individual services within a contract may be cancelled on twelve, six or three months’ notice. Charges are based upon the particular products purchased by a subscriber and the number of user accesses. Payment terms are generally in advance. Charges for certain other Reuters products vary according to volume of use. These include Instinet, Dealing 2000-2 and certain information database products.

        Under its agreements with Dealing 2000-2 and Dealing 3000 Spot Matching subscribers, RTSL accepts liability for direct net loss incurred by subscribers solely as a result of a transmission or processing fault that is shown to be caused by the negligence or wilful misconduct of Reuters. RTSL only accepts this liability in full for trades with a value of up to $15 million; for trades above $15 million, RTSL agreements with subscribers provide that RTSL’s liability is limited on a pro rata basis.

Development Activities

        Expenditures for development, which exclude costs associated with the Millennium Programme, totalled £197 million in 1999, £200 million in 1998 and £235 million in 1997. Of these expenditures £103 million related to Reuters Information (1998 – £120 million); £38 million to Reuters Trading Solutions (1998 – £31 million) and £41 million to Instinet (1998 – £29 million). Activities during 1999 included continuing the development of the 3000 series products, changes to the Instinet system, development by Instinet of a fixed income product, improvements to data collection systems and development of enterprise solutions products.

        During 1999, issues associated with the change of millennium necessitated some diversion of development effort. For information relating to the Millennium Programme see the discussion included in the “Operating and Financial Review” incorporated herein by reference from the 1999 Annual Report to Shareholders.

Equipment Supply and Servicing

        Reuters central computers are presently supplied principally by Sun Microsystems and Compaq Computer Corporation (“Compaq”), with a smaller number of computers from International Business Machines Corporation (“IBM”), Sequent Information Systems and other manufacturers. Reuters central computers are installed and normally maintained by the supplier. Operation is carried out by Reuters personnel.

        Reuters communications network uses equipment supplied and supported by Cisco Systems Inc. and Nortel Networks Corporation and is installed and operated by Reuters staff. Database application software is supplied by Oracle Corporation. Tivoli Systems, a subsidiary of International Business Machines, supplies software for the Company’s network and system management requirements.

        Reuters installs and provides first level maintenance for the majority of its client sites either directly or in some countries via sub-contractors. These installations are usually based on equipment supplied either by IBM or Compaq. Some clients specify and supply such equipment themselves and may be responsible for its maintenance. All Reuters application software on central computers and client site systems is maintained by Reuters.

Competition

        Reuters faces competition in all market sectors and geographical areas. Some rival vendors compete across a range of markets and in most major financial centers. Other vendors are more specialized, either in markets or location.

Reuters Information

        Competitors in the provision of information for the financial markets include Bloomberg L.P. (“Bloomberg”), Bridge Information Systems (“Bridge”), Primark Corporation’s ICV/Datastream unit, Quick Corporation of Japan, Telekurs A.G. of Switzerland, and Thomson Corporation’s ILX unit. Competition to the Lipper funds information business comes from Morningstar, Standard & Poor’s Micropal unit, Value Line and Thomson Corporation’s CDA Weisenberger. As Reuters focuses more on internet opportunities it will face competition from other information providers operating internet businesses.

Reuters Trading Solutions

        The Electronic Broking Service (“EBS”) competes with the foreign exchange spot matching service provided by Reuters Dealing 2000-2 and Dealing 3000 Spot Matching. The EBS partnership comprises a number of leading European, US and Japanese banks. Reuters money and foreign exchange transaction products also compete with voice brokers in the relevant markets.

        Competitors in the supply of Reuters enterprise solutions include Misys plc (“Misys”), British Telecommunications plc, CSK Software, a subsidiary of CSK Corporation, Bridge and a large number of other vendors. In the provision of risk management systems on a global basis Reuters competes with SunGard Data Systems, Inc., Misys and Algorithmics, Inc. Many other vendors offer these systems locally.

Instinet

        Instinet competes with, among others, the SelectNet System of the National Association of Securities Dealers, Inc. (the “NASD”), which enables NASD members to trade electronically in OTC stocks, and other so-called “electronic communications networks” (“ECNs”), including but not limited to Bloomberg Tradebook L.L.C., a subsidiary of Bloomberg, and the Island System. In addition, the NASD is considering a number of changes to the Nasdaq marketplace, some of which could put the NASD in direct competition with Instinet (see “Operating and Financial Review – Cautionary Statements – NASD Initiatives”, incorporated herein by reference from the 1999 Annual Report to Shareholders). In its capacity as a broker-dealer, Instinet competes with other broker-dealers (including many of its own customers) for institutional order flow. In addition, the securities exchanges and other broker-dealers offer competing crossing services.

Reuterspace

        Competition for the supply of news to the media comes from Associated Press, Agence France Presse, Bloomberg News and a number of other news agencies and national newspapers which syndicate their news. Competition for the supply of news pictures comes mainly from Associated Press, Agence France Presse and the European Press Agency. The main competitor to Reuters Video News is Associated Press Television News.

Government Regulations

Reuters Information

        Reuters Limited is regulated as a service company by the UK Financial Services Authority (“FSA”) (the successor regulatory body to the UK Securities and Investments Board) under the Financial Services Act 1986.

        The use of communications links is subject to government regulation and/or licensing in every country.

Reuters Trading Solutions

        RTSL is subject to regulation by the FSA equivalent to that applied to broking participants in the London foreign exchange market, including capital adequacy requirements. The operations of RTSL’s Singapore branch are regulated by the Monetary Authority of Singapore and those of the Hong Kong branch by The Hong Kong Monetary Authority. Reuters InterTrade Direct SA (formerly Liberty) is regulated as a service company by the FSA under the Financial Services Act 1986 and by the Luxembourg Monetary Institute.

Instinet

        As registered broker-dealers and members of the NASD and various other self-regulatory organizations in the US and other countries in which they operate, Instinet and Instinet affiliates are subject to substantial regulation under the US securities laws and their equivalents in other countries, including net capital requirements.

        In 1999 the US Securities and Exchange Commission (“SEC”) implemented new rules overhauling the regulation of certain “alternative trading systems”. The rules expand the SEC’s interpretation of the definition of “exchange” under the US securities laws to encompass a broad range of electronic brokerage activities, including those conducted by Instinet. The SEC has also implemented rules governing market-maker and exchange specialist usage of Instinet and other ECNs. See the discussion under the headings “Operating and Financial Review — Cautionary Statements — SEC Rules for Alternative Trading Systems” and “— SEC Rules on ECN Usage” incorporated herein by reference from the 1999 Annual Report to Shareholders.

ITEM 2. DESCRIPTION OF PROPERTY

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

        Reuters has entered into a joint venture with Rudin Times Square Associates, LLC with respect to an 855,000 square foot building now under construction in the Times Square section of New York City, to be known as “The Reuters Building” and which is expected to be completed in 2001. Each party will invest approximately $45 million of equity, with other costs to be funded through a loan. The total cost of the project is estimated to be approximately $360 million. See Note 16 of Notes on the Consolidated Balance Sheet, incorporated herein by reference from the 1999 Annual Report to Shareholders.

ITEM 3. LEGAL PROCEEDINGS

        In July 1999 the US Attorney’s Office for the Southern District of New York closed the federal grand jury investigation of Reuters Stamford, Connecticut based subsidiary, Reuters Analytics Inc., and decided not to file charges of any sort. As previously disclosed, the investigation had been primarily focused on Reuters Analytics’ relationship with a New York-based consultant who entered into a subscription agreement with Bloomberg and thereafter provided Bloomberg information to Reuters.

        Reuters and its subsidiaries are parties to legal proceedings that are considered to be either ordinary routine litigation incidental to their business or not material to Reuters consolidated financial position.

ITEM 4. CONTROL OF REGISTRANT

        The Memorandum and Articles of Association of Reuters Group (the “Articles”) contain two sets of restrictions relating to the ownership of Reuters Group’s shares that are intended to ensure continued compliance with the following principles (the “Reuters Trust Principles”) in a manner appropriate for a public company:

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

        For purposes of the Reuters Trust Principles, the term “Reuters” means Reuters Group and every subsidiary of Reuters Group from time to time supplying news services. Reuters believes that the observance of the Reuters Trust Principles is compatible with its ability to achieve its financial objectives and to operate its business in the interest of its shareholders generally.

        The first set of restrictions contained in the Articles applies to persons that become “interested” in 15% or more of Reuters Group’s Ordinary Shares of 25p each (“Ordinary Shares”) outstanding at any time. The term “interested” is defined in the Articles by reference to provisions of the Companies Act 1985 of Great Britain, as amended (the “Companies Act”), which require persons to disclose to public companies interests in voting shares in excess of a prescribed percentage. (At present, material interests of 3% of the class and other interests of 10% of the class must be disclosed.) Subject to certain exceptions, all shares held by a person who reaches the 15% limit will be disenfranchised. Moreover, Reuters Group is empowered to effect an involuntary disposition of the number of shares by which a person exceeds the 15% limit if that person fails to do so on demand (which involuntary disposition may be made, if appropriate, by means of an instruction to effect an electronic transfer of uncertificated shares).

         Second, Reuters Group’s share capital includes the Founders Share which is held by the Reuters Founders Share Company Limited (the “Founders Share Company”), a company limited by guarantee consisting of individuals (the “Reuters Trustees”) who constitute both its members and directors. The Founders Share empowers the Founders Share Company to cast such number of votes as will pass any resolution supported by, and defeat any resolution opposed by, the Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of Reuters. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. The Founders Share also empowers the Founders Share Company to cast such number of votes as will defeat any resolution opposed by it that would alter any provision of the Articles relating to the Reuters Trust Principles or to the rights of the Founders Share. See “Principal Shareholders – The Founders Share” below.

        The restrictions on “interests” in Ordinary Shares and the extraordinary voting rights of the Founders Share may be characterized as “anti-takeover” provisions to the extent they are intended to prevent a bid for control of Reuters. Tender offers or other non-market acquisitions of shares are usually made at prices above the prevailing market price of a company’s shares. Acquisitions of shares by persons attempting to acquire control through market purchases may support the price of shares at market levels higher than otherwise would be the case. The “anti-takeover” provisions applicable to Reuters may be expected to preclude such offers.

Principal Shareholders

Ordinary Shares

        As of February 11, 2000, there were 1,402,054,782 Ordinary Shares outstanding, excluding 21,174,707 Ordinary Shares owned by certain Employee Share Ownership Trusts. See Note 16 of Notes on the Consolidated Balance Sheet, incorporated herein by reference from the 1999 Annual Report to Shareholders. Reuters has received notice under section 198 of the Companies Act, that on February 11, 2000, The Capital Group Companies, Inc. and its affiliates together held, in their capacity as investment managers, 64,499,145 Ordinary Shares (representing 4.6% of Reuters share capital) and Prudential plc held, beneficially, 45,340,282 Ordinary Shares (representing 3.2% of Reuters share capital). On that date, to Reuters knowledge, all directors and officers of Reuters as a group (20 persons) had an interest in an aggregate of 1,209,639 Ordinary Shares, representing approximately 0.1% of the total outstanding, excluding an aggregate of 1,724,609 Ordinary Shares that may be acquired by directors and officers pursuant to the share option and share rights schemes referred to in Item 12 of this Report.

The Founders Share

        Reuters Trustees are nominated by a Nomination Committee which includes certain serving Reuters Trustees, one person nominated by each of four news associations and two persons appointed by the Chairman of Reuters. Reuters Trustees may not be directors or employees of Reuters.

        The current Reuters Trustees are as follows:

Trustee Since
Leonard Terry Berkowitz	1998
The Right Hon. Lord Nicholas Christopher Henry Browne-Wilkinson	1989
Sir Michael Checkland	1994
Dr. Claude Neville David Cole CBE,	1984
Robert Francis Erburu	1999
Toyoo Gyohten	2000
Pehr Gustaf Gyllenhammar (Chairman)	1997
Jacques Martin Henri Marie de Larosière de Champfeu KBE	1999
Sir Christopher Leslie George Mallaby GC, MG, GCVO	1998
Dame Sheila Valerie Masters DBE	1998
Sir William Purves CBE, DSO	1998
Jaakko Kaarle Mauno Rauramo	1999
John Michael Robson	1998
Arthur Ochs Sulzberger	1994
Ernest James Lyle Turnbull AO	1993
Richard John Winfrey	1987

        Each Reuters Trustee is normally required to retire at the Annual General Meeting (“AGM”) of the Founders Share Company following the fifth anniversary of his or her nomination or last renomination and will be eligible for renomination (unless he or she has reached the age of 75).

ITEM 5. NATURE OF TRADING MARKET

        The Ordinary Shares are traded on the London Stock Exchange and American Depositary Shares (“ADSs”), each representing six Ordinary Shares, are traded on the Nasdaq National Market System. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by Morgan Guaranty Trust Company of New York, as Depositary under a Deposit Agreement, dated as of February 18, 1998 (the “Deposit Agreement”), among Reuters Group, the Depositary and the holders from time to time of ADRs.

        The table below sets forth, for the periods indicated, (i) the reported high and low sales prices for the Ordinary Shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on Nasdaq. The price information included for January 1, 1998 to February 18, 1998 (prior to the capital reorganization described in Note 26 of Notes on the Consolidated Balance Sheet (the “Capital Reorganization”) incorporated by reference from the 1999 Annual Report to Shareholders) is for the ordinary shares of 2.5p each of Reuters Holdings PLC (“Reuters Holdings”) and the American Depositary Shares which represented them.

	The London Stock Exchange Pounds Per Share		Nasdaq US Dollars per ADS
	High	Low	High	Low
1998
First Quarter	6.94	5.18	67.125	50.250
Second Quarter	7.70	6.15	74.750	61.625
Third Quarter	6.93	4.22	68.750	43.875
Fourth Quarter	6.54	4.12	63.938	42.125
1999
First Quarter	9.98	6.13	96.313	62.063
Second Quarter	10.11	7.95	100.000	78.000
Third Quarter	9.70	6.54	93.375	64.688
Fourth Quarter	9.16	4.86	86.000	50.250
2000
First Quarter (to February 11)	15.38	7.51	142.500	72.625

         As of February 11, 2000, 528,704 Ordinary Shares and ADRs evidencing 25,493,920 ADSs (representing 152,963,520 Ordinary Shares) were held of record in the US. These Ordinary Shares and ADRs were held by 143 record holders and 2,633 record holders, respectively, and represented 0.04% or evidenced ADSs representing 10.75%, respectively, of the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

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

ITEM 7. TAXATION

        The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADRs. The statements of UK and US tax laws set forth below are based on the laws and the UK Inland Revenue practice in force as of December 31, 1999. The statements herein are subject to any changes in UK or US law, UK Inland Revenue practice and in any double taxation convention between the US and the UK, occurring after the date of this Report.

UK Taxation of Dividends – Refund of Tax Credits

        Recent UK legislation has made significant changes to the tax treatment of dividends paid on or after April 6, 1999.

        Under provisions introduced in the UK Finance Act 1998 the requirement for Reuters to account for advance corporation tax (“ACT”) to the UK Inland Revenue on payment of a cash dividend was abolished with effect from April 6, 1999, so that no ACT will be payable by Reuters on payment of a cash dividend paid on or after that date. There is, however, a system of “Shadow ACT” to govern the rate at which companies can utilize surplus ACT that they had on April 6, 1999 against their corporation tax liability in later years.

        A shareholder is entitled to a tax credit on cash dividends paid by Reuters on or after April 6, 1999 on Ordinary Shares equal to one-ninth of the cash dividend or 10% of the dividend plus the tax credit. The tax credit may be set off against a UK resident individual shareholder’s total income tax liability, but no cash refund will be available, save that where Ordinary Shares are held in Personal Equity Plans and Individual Savings Accounts, the tax credit on dividends received into such accounts before April 6, 2004 will generally be repayable.

        For dividends paid prior to April 6, 1999, under the terms of the UK/US Double Taxation Convention 1975 (the “Treaty”), which is currently being renegotiated, certain categories of US resident holders of Ordinary Shares or ADRs (“eligible US holders”) were generally entitled to receive from the UK Inland Revenue payment of a refund (“Refund”) of the tax credit available to UK resident shareholders, which was then 25% of the cash dividend. A 15% withholding tax was imposed on the sum of the dividend plus the Refund (the “Gross Dividend”). For example, if a dividend of £80 had been paid prior to April 6, 1999, that dividend would have resulted in a £20 Refund (the tax credit available to UK resident shareholders). The Gross Dividend of £100 (£80 plus £20) would have been subject to a UK withholding tax of £15. Thus, the eligible US holder would have received £85 (£80 cash dividend plus £5 UK tax payment).

        The changes made for dividends paid on or after April 6, 1999 mean that an eligible US holder effectively ceases to be entitled to any Refund in respect of dividends, as the 15% withholding tax under the Treaty will exceed (but will be limited to) the tax credit to which the Treaty otherwise entitles him. Hence, using the example set out above, an £80 cash dividend would result in an eligible US holder receiving £80 after deduction of withholding tax of £8.89 (being equal to the tax credit on the cash dividend). Any arrangements that were in place for an eligible US holder to receive payment of a UK tax payment will therefore cease.

        As was the case prior to April 6, 1999, special rules apply for the purposes of determining the tax credit available to a US corporation which, either alone or together with one or more associated corporations controls, directly or indirectly, 10% or more of the voting stock of Reuters.

US Taxation Consequences

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

        For purposes of this discussion, a “US holder” is any beneficial owner of Ordinary Shares or ADRs that is (i) a citizen or resident of the US, (ii) a corporation organized under the laws of the US or any US State, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

        Taxation of Dividends

        Subject to the passive foreign investment company (“PFIC”) rules discussed below, the dividend paid generally will be treated as dividend income for US federal income tax purposes. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations. The amount of the dividend distribution includible in income of a US holder will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date such dividend distribution is includible in the income of the US holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the US for foreign tax credit limitation purposes.

        The UK withholding tax will be eligible, subject to certain limitations, for credit against the US holder’s US federal income tax, assuming such holder is eligible for the benefits of the Treaty and elects to have the Treaty apply to such dividends. However, a US holder will be denied a foreign tax credit (and instead allowed a deduction) for foreign taxes imposed on a dividend if the US holder has not held the Ordinary Shares or ADRs for at least 16 days in the 30-day holding period beginning 15 days before the ex-dividend date. Any days during which a US holder has substantially diminished its risk of loss on the Ordinary Shares or ADRs are not counted toward meeting the 16 day holding period required by the statute. A US holder that is under an obligation to make related payments with respect to the Ordinary Shares or ADRs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend. For foreign tax credit limitation purposes, the dividend will be income from sources outside the US, but generally will be treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”). US holders should consult their tax advisors as to the application of the foreign tax credit rules and their eligibility for Treaty benefits in their own circumstances.

        PFIC

        Reuters believes that its Ordinary Shares and ADRs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If Reuters were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or ADRs, a gain realized on the sale or other disposition of Ordinary Shares or ADRs would, in general, not be treated as capital gain, and a US holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holder’s holding period for the Ordinary Shares or ADRs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

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

Taxation of Capital Gains

        The following categories of US persons may be liable for both UK and US tax in respect of a gain on the sale of Ordinary Shares or ADRs: (i) US citizens resident or ordinarily resident in the UK, (ii) US corporations resident in the UK by reason of their business being managed or controlled in the UK, and (iii) US citizens or corporations which are trading or carrying on a profession or vocation in the UK through a branch or agency and which have used, held or acquired the Ordinary Shares or ADRs for the purposes of such trade, profession or vocation or such branch or agency. However, subject to applicable limitations, such persons may be entitled to a tax credit against their US federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains (as the case may be) which is paid in respect of such gain.

        Subject to the PFIC rules discussed above, upon a sale or other disposition of Ordinary Shares or ADRs, a US holder will recognize a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US holder’s tax basis (determined in US dollars) in such Ordinary Shares or ADRs. Generally, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the US holder’s holding period for such Ordinary Shares or ADRs exceeds one year. Any such gain or loss generally will be income from sources within the US for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate US holder is generally subject to a maximum tax rate of 20%.

UK Inheritance Tax

        An individual who is domiciled in the US for the purposes of the UK/US estate and gift tax convention and who is not a national of the UK for the purposes of that convention generally will not be subject to UK inheritance tax in respect of the Ordinary Shares or ADRs on the individual’s death or on a transfer of the Ordinary Shares or ADRs during the individual’s lifetime. However, the individual will be subject to UK inheritance tax if the Ordinary Shares or ADRs are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to Ordinary Shares or ADRs held in trust. In the exceptional case where the disposition is subject both to UK inheritance tax and to US federal gift or estate tax, the convention generally provides for any tax paid in the UK to be credited against tax liable to be paid in the US or for tax paid in the US to be credited against the tax payable in the UK based on priority rules set out in the convention.

UK Stamp Duty and Stamp Duty Reserve Tax

        No UK stamp duty or interest thereon will be payable on the transfer of an ADR or written agreement to transfer an ADR provided that the instrument of transfer or written agreement is executed and remains outside the UK and does not relate to any matter or thing done or to be done in the UK, nor will UK stamp duty reserve tax (“SDRT”) be imposed in respect of any agreement for such a transfer of ADRs.

        UK stamp duty will generally be charged on conveyances or transfers of Ordinary Shares at the rate of 50p per £100 (or part thereof) of the consideration, if any, for the transfer.

        SDRT will be imposed, at the rate of 0.5% of the consideration for the transfer, if an agreement is made for the transfer of Ordinary Shares, unless an instrument of transfer of the Ordinary Shares in favor of the purchaser or its nominee is executed and duly stamped within six years of the day that the agreement is made (or, in a case where the agreement is conditional, the day that the condition is satisfied) in which case any SDRT paid will be repaid (together with interest where the SDRT is not less than £25) or, to the extent not paid, the charge to SDRT will be cancelled. SDRT is in general payable by the purchaser of Ordinary Shares, but there are regulations which provide for collection from other persons in certain circumstances.

        UK stamp duty or SDRT will generally be imposed on any instrument transferring Ordinary Shares to a person whose business is or includes issuing depositary receipts for relevant securities (such as the ADRs) or to a nominee or agent for such a person. In these circumstances, stamp duty or SDRT will be charged at the rate of approximately 1.5% of the amount or value of the consideration for conveyance or transfer on sale or, otherwise, 1.5% of the value of the security transferred at the date the instrument is executed.

        A transfer of Ordinary Shares from a depositary or its agent or nominee to a transferee which results in the cancellation of the ADR, which cancellation is liable to stamp duty as a “conveyance or transfer on sale” because it completes a sale of such Ordinary Shares, will be liable to ad valorem stamp duty at the rate of 50p per £100 (or part thereof) of the consideration, if any, for the transfer. A transfer of Ordinary Shares from a depositary or its agent or nominee to the ADR holder which results in cancellation of the ADR but where there is no transfer of beneficial ownership is not liable to duty as a “conveyance or transfer on sale”, but will be liable to a fixed stamp duty of £5.

ITEM 8. SELECTED FINANCIAL DATA

        The selected financial information set forth below is derived, in part, from the Consolidated Financial Statements incorporated by reference from the 1999 Annual Report to Shareholders, which is filed as an exhibit to this Report. The selected data should be read in conjunction with the financial statements and related notes, as well as the Operating and Financial Review incorporated herein by reference from the 1999 Annual Report to Shareholders.

        The Consolidated Financial Statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. A summary of the principal differences between UK and US GAAP, a reconciliation to US GAAP and a condensed US GAAP balance sheet are set forth in the Consolidated

Financial Statements, appearing on pages 75 to 77 of the 1999 Annual Report to Shareholders, and are incorporated herein by reference.

Consolidated Income Statement Data:

	Year Ended December 31,
	1999	1998	1997	1996	1995
	(in millions, except per share data)
Amounts in accordance with UK GAAP:
Revenue	£3,125	£3,032	£2,882	£2,914	£2,703
Operating profit	549	550	541	592	510
Profit on ordinary activities before taxation	632	580	626	652	558
Profit after taxation attributable to ordinary shareholders	425	384	390	442	373

Basic earnings per ordinary share	30.2p	26.7p	24.0p	27.3p	23.2p

Fully diluted earnings per ordinary share	29.7p	26.6p	23.8p	27.0p	22.9p

Basic earnings per ADS	180.9p	160.3p	144.2p	164.0p	139.3p

Fully diluted earnings per ADS	178.4p	159.7p	143.1p	161.7p	137.3p

Dividends declared per ordinary share (including UK tax credit)	16.3p	16.5p	16.3p	14.7p	12.3p
Dividends declared per ADS (including UK tax credit)	97.7p	98.8p	97.5p	88.1p	73.5p
Weighted average number of ordinary shares (in millions)	1,409	1,438	1,623	1,616	1,605

18

Consolidated Income Statement Data (continued):

	Year Ended December 31,
	1999	1998	1997	1996	1995
	(in millions, except per share data)
Amounts in accordance with US GAAP:
Revenue	£3,125	£3,032	£2,882	£2,914	£2,703
Income before taxes on income	622	572	618	645	544
Net income	451	392	386	440	366

Basic earnings per ordinary share(1)	32.0p	27.8p	27.4p	31.4p	26.3p

Diluted earnings per ordinary share(1)	31.6p	27.7p	27.2p	31.0p	25.9p

Basic earnings per ADS(1)	192.1p	166.6p	164.5p	188.3p	158.0p

Diluted earnings per ADS(1)	189.5p	166.0p	163.4p	185.8p	155.4p

Dividends paid per ordinary share (including UK tax credit)(1)	16.3p	121.2p	17.5p	14.8p	12.1p

Dividends paid per ADS (including UK tax credit)(1)	97.7p	727.5p	104.7p	88.7p	72.7p

Weighted average number of ordinary shares (in millions)(1)	1,409	1,411	1,407	1,401	1,391

__________

(1)	On February 18, 1998 Reuters Holdings consummated a court approved Capital Reorganization in which shares of Reuters Holdings were exchanged for a combination of shares of Reuters Group and approximately £1.5 billion in cash. (See Note 26 of Notes on Consolidated Balance Sheet incorporated herein by reference from the 1999 Annual Report to Shareholders.) Under US GAAP this transaction was deemed a share consolidation combined with a special dividend and, accordingly, earnings per share and per ADS and dividends per share and per ADS amounts were retroactively restated. Under UK GAAP no restatement was deemed appropriate as the cash payment was considered a repurchase of shares and the number of new shares in Reuters Group was set to facilitate comparability of per share amounts with those of Reuters Holdings.

19

Consolidated Balance Sheet Data:

	Year Ended December 31,
	1999	1998	1997	1996	1995
	(in millions, except per share data)
Amounts in accordance with UK GAAP:
Total assets	£2,652	£2,705	£2,913	£2,575	£2,369
Long-term debt and provisions for charges	349	118	141	154	243
Capital employed before minority interest	601	372	1,661	1,458	1,211
Amounts in accordance with US GAAP:
Total assets	3,173	2,722	2,907	2,562	2,288
Long-term debt	362	75	86	84	105
Shareholders’ equity	1,109	504	1,754	1,561	1,299

Dividends

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

	Pence per Share			Cents per ADS
Fiscal year ended December 31,	Interim	Final	Total	Interim	Final	Total
Dividends in accordance with UK GAAP:
1995	2.30	7.50	9.80	21.39	67.92	89.31
1996	2.75	9.00	11.75	25.71	87.56	113.27
1997	3.10	9.90	13.00	29.92	99.05	128.97
1998	3.40	11.00	14.40	34.22	106.16	140.38
1999(1)	3.65	11.00	14.65	35.24

	Pence per Share			Cents per ADS
Fiscal year ended December 31,	Interim	Final	Total	Interim	Final	Total
Dividends retroactively restated in accordance with US GAAP.:
1995	2.65	8.65	11.30	24.68	78.37	103.05
1996	3.17	10.38	13.55	29.67	101.03	130.70
1997	3.58	9.90	13.48	34.52	99.05	133.57
1998(2)	108.02	11.00	119.02	1,063.32	106.16	1,169.48
1999(1)	3.65	11.00	14.65	35.24

__________

(1)	The final dividend in respect of 1999 is payable on April 20, 2000 to holders of Ordinary Shares on the register at March 17, 2000 and on April 27, 2000 to holders of ADSs on the register at March 17, 2000, and will be converted into US dollars from sterling at the rate prevailing on April 20, 2000.

(2)	The 1998 interim dividend amount in accordance with US GAAP consists of the interim dividend of 3.40p per share (34.22 cents per ADS) paid in September 1998 and the amount recorded as a dividend under the terms of the Capital Reorganization consummated on February 18, 1998 of 104.62p per share (1,029.10 cents per ADS).

20

     Future dividends will be based on the results of Reuters Financial, consisting of Reuters Information and Reuters Trading Solutions, with the intention that payments will be covered at least 1.7 times by underlying earnings, excluding goodwill.

Exchange Rates

        The following table sets forth, for the periods and dates indicated, the average, high, low and end of period Noon Buying Rates for pounds sterling in US dollars per £1.

Fiscal year ended December 31,	Average*	High	Low	Period End
1995	1.58	1.64	1.53	1.55
1996	1.57	1.71	1.49	1.71
1997	1.65	1.70	1.58	1.64
1998	1.66	1.72	1.61	1.66
1999	1.62	1.68	1.55	1.62
2000 (through February 11, 2000)	1.61	1.65	1.59	1.59

__________

*	The average of the exchange rates on the last trading day of each calendar month during the period.

        On February 11, 2000 the Noon Buying Rate was $1.59 per £1.

        Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar amounts received by holders of the ADSs upon conversion by the Depositary of cash dividends paid in pounds sterling on the Ordinary Shares represented by the ADSs and may affect the relative market prices of the ADSs in the US and the Ordinary Shares in the UK.

        For the effect on Reuters results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenditures are made by Reuters, see “Operating and Financial Review” incorporated herein by reference from the 1999 Annual Report to Shareholders, which is filed as an exhibit to this Annual Report on Form 20-F.

ITEM 9. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

        Reuters discussion and analysis of financial condition and results of operations appears on pages 33 to 43 of Reuters 1999 Annual Report to Shareholders under the heading “Operating and Financial Review”, incorporated herein by reference from the 1999 Annual Report to Shareholders. The discussion is designed to comply with both the requirements of this Item 9 and the recommendations of the July 1993 Statement, “Operating and Financial Review”, issued by the UK Accounting Standards Board.

        The focus of Reuters discussion is on the financial statements included in the 1999 Annual Report to Shareholders, which are prepared in accordance with UK GAAP. A summary of differences between UK GAAP and US GAAP, a reconciliation to US GAAP and a condensed US GAAP balance sheet are set forth in the Consolidated Financial Statements, appearing on pages 75 to 77 of the 1999 Annual Report to Shareholders, and are incorporated herein by reference.

        As noted in Item 1 above, in February 2000 Reuters announced that it plans to spend £500 million over the next four years in the migration of its services to internet technology. This will include a reorganization charge of £300 million over the next two years, of which £150 million is likely to be taken in 2000. In addition to its current spending, Reuters Financial will invest a further £50 million per annum to develop its e-architecture. The agreement in principle with Aether Systems, Inc., also announced in February 2000, contemplates Reuters contribution of $22 million in cash to the new company. As reported in Item 2 above, Reuters has made certain commitments with respect to the development of a new building in the Times Square section of New York City. Reuters expects to be able to finance these items from existing resources and facilities.

Cautionary Statements

        All statements other than statements of historical fact included in this Report and the 1999 Annual Report to Shareholders incorporated by reference herein are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under “Cautionary Statements” in the “Operating and Financial Review” incorporated herein by reference from the 1999 Annual Report to Shareholders. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such Cautionary Statements.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Quantitative and qualitative disclosures about market risk are provided under the sub-headings Treasury Management and US GAAP on pages 39 to 41 of the “Operating and Financial Review”, and in Note 12 of Notes on the Consolidated Cash Flow Statement, both incorporated herein by reference from the 1999 Annual Report to Shareholders.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

        Reuters Articles provide for a Board of Directors consisting of not fewer than five nor more than 15 directors. There are presently 13 directors in office, including 5 executive directors.

        The directors and executive officers of Reuters are as follows:

Name	Position	Position Held Since
Directors:
Sir Christopher Anthony Hogg	Chairman; Director (1)	1985; 1984
Peter James Denton Job	Chief Executive; Director	1991; 1989
Robert Oscar Rowley	Finance Director	1990
Robert Patten Bauman	Director (1)	1994
Sir John Anthony Craven	Director (1)	1997
Philip Nevill Green	Chief Executive, Reuters Trading Solutions; Director	2000
Dennis Malamatinas	Director (1)	2000
Jean-Claude Marchand	Chairman, Reuters Information and Group Marketing Director; Director	2000; 1996
Roberto G Mendoza	Director (1)	1998
Richard Lake Olver	Director (1)	1997
Charles James Francis Sinclair	Director (1)	1994
David Granger Ure	Director	1989
Sir David Alan Walker	Director (1)	1994
Executive Officers:
Graham Colin Clemett	Group Financial Controller	1997
Thomas Henry Glocer	Chief Executive, Reuters Information; CEO, Reuters America Inc.	2000; 1998
Rosemary Elisabeth Scudamore	Company Secretary	1999
Martin
Stephen Francis Mitchell	General Counsel	1998
Andre-Francoise Helier Villeneuve	Executive Chairman of Instinet	1989
Geoffrey Arthur Weetman	Director of Human Resources	1998
Philip Kenneth Wood	Deputy Finance Director	1994

__________

(1)	Non-executive director.

        The business address of the directors is 85 Fleet Street, London EC4P 4AJ, England.

        Edward Kozel, a director of Cisco Systems Inc., will join the Board as a non-executive director on March 21, 2000.

        The Chairman and all non-executive directors, except Dennis Malamatinas, served on the Remuneration, Audit and Nomination Committees of the Board in 1999. Summaries of the functions of these Committees appear on pages 22 and 23 of the 1999 Annual Report to Shareholders which is incorporated herein by reference. During 1999, Reuters maintained insurance for the directors and certain employees against liabilities in relation to Reuters.

        The Articles require that, in performing their duties, the directors have due regard for the Reuters Trust Principles insofar as, by the proper exercise of their powers and in accordance with their other duties as directors, the directors may do so. For additional information with respect to the Reuters Trust Principles and the Reuters Trustees, who are charged with ensuring compliance with them, see Item 4 of this Report.

        The Articles contain provisions that require the Board of Directors to include at least five non-executive directors before a new executive director can be appointed.

        At each AGM of Reuters at least one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. For additional information see the Directors’ Report and Corporate Governance which appear on pages 20 to 23 of the 1999 Annual Report to Shareholders referred to above.

        A non-executive director is not required to hold shares of Reuters in order to qualify as a director. In October 1999, the Remuneration Committee resolved that executive directors should retain a shareholding in the company equivalent to 100% of basic salary after three years as a director, rising to 200% of basic salary after five years as a director. A director not holding any shares may nevertheless attend and speak at general meetings of Reuters.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

        For the year ended December 31, 1999, the aggregate compensation paid or accrued by Reuters and its subsidiaries to all directors and officers as a group (20 persons) for services in all capacities was £7.5 million.

        The aggregate compensation paid to all directors and officers as a group included £1.6 million accrued as bonuses to the executive directors and officers pursuant to a plan based upon the extent to which three targets were met. The targets covered first, the growth in operating profit at constant exchange rates; second, the growth in earnings per share or divisional profits for directors with divisional responsibilities; and third satisfactory completion of Reuters Millennium Program. Targets were partially met as regards divisional and operating profit and fully met as regards earnings per share. The Millennium Program was satisfactorily completed.

        For further information relating to Reuters senior executive remuneration policy and compensation, see the Report on Remuneration and Related Matters which appears on pages 24 to 30 of the 1999 Annual Report to Shareholders and is incorporated herein by reference.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

        Reuters has established a number of employee share schemes. These include:

(1)	a share option plan introduced in 1998 (“Plan 2000”) under which employees became entitled to a single award of non-transferable options to acquire up to 2,000 shares;

(2)	a long term incentive plan, a performance related share plan and an international Save As You Earn (“SAYE”) plan (“International SAYE Plan”) introduced by Reuters Group in 1997, which have substantially the same terms as Reuters Holdings’ 1997 Long Term Incentive Plan, 1997 Performance Related Share Scheme and 1994 SAYE Scheme, respectively, referred to below; and

(3)	two executive share plans of Reuters Group (one for use in the US and the other for the rest of the world) which were used to provide replacement options to those persons who surrendered options granted under Reuters Holdings’ 1984 Executive Schemes referred to below.

23

Reuters employee share schemes also include the following plans of Reuters Holdings in respect of which no further grants of options or rights will be made, but under which options remain outstanding:

(1)	a long-term incentive scheme introduced in 1993 under which non-transferable awards of performance-based restricted shares or rights exercisable for shares on a one for one basis (share rights) were made annually to key senior executives (the “1993 Long-Term Incentive Scheme”);

(2)	a long-term incentive plan introduced in 1997 under which non-transferable awards of performance-based share options were made annually to key senior executives (the “1997 Long Term Incentive Plan”);

(3)	a long-term incentive scheme introduced in 1995 under which non-transferable awards of performance-based share rights were made annually to executives (the “1995 Performance Related Share Scheme”);

(4)	a long-term incentive scheme introduced in 1997 under which non-transferable performance-based share options were granted annually to executives (the “1997 Performance Related Share Scheme”);

(5)	a SAYE share option scheme adopted in 1994 (the “1994 SAYE Scheme”);

(6)	three SAYE share option schemes adopted in 1984 (the “1984 SAYE Schemes”); and

(7)	two executive share option schemes adopted in 1984 (the “1984 Executive Schemes”).

        In connection with the Capital Reorganization, mechanisms were introduced so that, upon exercise of options and rights outstanding under these Reuters Holdings plans, the person exercising his option or right would receive Ordinary Shares of Reuters Group.

        For additional information relating to Reuters employee share schemes, see the Report on Remuneration and Related Matters which appears on pages 24 to 30 of the 1999 Annual Report to Shareholders and Note 29 of Notes on the Consolidated Balance Sheet, both incorporated herein by reference from the 1999 Annual Report to Shareholders.

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

        In addition, in February 2000 Reuters adopted a plan under which employees of Instinet will be granted non-transferable options to purchase shares of Instinet’s common stock. Up to 10% of Instinet’s outstanding common stock will be available for options granted during the term of the plan.

Outstanding Options and Restricted Shares

        Information concerning options, restricted shares and share rights outstanding under Reuters share option and restricted share schemes at February 11, 2000 is set forth below:

Schemes/Plans	Number of Ordinary Shares Issuable Upon Exercise of Options or Subject to Share Rights Awards (1)	Ranges of Exercise Prices per Ordinary Share (£) or ADS ($)	Range of Expiration Dates
Options:
1984 SAYE (2)	74,302	£3.94	5/00
1994 SAYE (2)	7,145,554	£3.51 – £6.01	4/00 – 10/02
International SAYE (2)	5,101,037	£4.78 – £6.67	10/01 – 11/04
	1,788,036	$47.10 – $65.65	10/01 – 11/04
1984 Executive (3)	508,201	£2.54 – £4.93	3/00 – 2/05
	181,332	$15.94 – $43.72	2/00 – 2/05
Plan 2000	25,932,000	£5.50 – £8.14	9/05 – 3/06

TOTAL	40,730,462

Shares subject to restrictions or rights:
1993 Long-Term Incentive (4)	391,837	Not applicable	12/01 – 12/02
1997 Long-Term Incentive (5)	1,033,423	£0 – £6.40	12/03 – 12/05
1995 Performance Related (6)	33,682	Not applicable	12/01
1997 Performance Related (5)	5,469,680	£0 – £6.40	12/04 – 12/05

TOTAL	6,928,622

__________

(1)	Includes Ordinary Shares represented by ADSs.

(2)	The exercise price of options granted under the 1984, 1994 and International SAYE schemes is effectively fixed at 20% below the market price at the start of either a three-year or a five-year savings period. In general, these options become exercisable at the end of that period and remain exercisable for six months thereafter.

(3)	The exercise price of options granted under the 1984 Executive Schemes is the market price either at or shortly before the date of grant. Under their original terms, these options become exercisable during the period commencing on the third anniversary of the date of grant (the second anniversary in the case of options issued to US-based employees) and ending on either the seventh or the tenth anniversary of the date of grant. As a result of the Capital Reorganization in February 1998, all options expired on August 18, 1998, but holders could elect to replace their original options with unapproved Reuters Group options that have the same exercise price but generally lapse one year later.

(4)	Includes 90,136 options relating to 1995 awards which are vested.

(5)	The 1997 long-term incentive and performance related awards granted in the UK (a total of 353,693 shares and 1,761,234 shares, respectively) have an exercise price equivalent to the market value of the underlying shares on the date of the grant, and are linked with a cash bonus equal to such exercise price. The share rights and linked cash bonus vest and are exercisable only in tandem.

(6)	All options outstanding under the 1995 Performance Related Share Scheme have vested.

        Of the total number of Ordinary Shares subject to outstanding options at February 11, 2000, 67,512 Ordinary Shares were subject to options held by directors and officers of Reuters, 31,796 of which were granted pursuant to savings related schemes, 22,000 of which were granted pursuant to Plan 2000 and 13,716 of which were granted pursuant to the 1984 Executive Schemes. In addition, Ordinary Shares subject to rights held by directors and officers at February 11, 2000 included 1,244,795 shares awarded under the 1993 and 1997 long-term incentive plans (62,460 vested) and 412,302 shares awarded under the 1997 performance related share plan (none vested).

At February 11, 2000 options and/or share rights were held by the Chairman and the executive directors as follows:

	Savings Related		Long-Term Incentive Schemes/Plans
	Schemes	Plan 2000	Vested	Non-vested
Sir Christopher Hogg	2,065	—	—	—
P.J.D. Job	3,508	2,000	16,523	306,536
P.N. Green	—	—	—	100,000
J-C. Marchand	3,098	2,000	6,921	204,319
R.O. Rowley	3,508	2,000	10,303	189,782
D.G. Ure	—	2,000	11,139	200,377

       For additional information concerning options and share rights held by the executive directors, see the Report on Remuneration and Related Matters, incorporated herein by reference from the 1999 Annual Report to Shareholders.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

        For information concerning the interest of management in certain transactions, see Note 30 of Notes on the Consolidated Balance Sheet, incorporated by reference from the 1999 Annual Report to Shareholders.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

        Not applicable.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

        Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

        Not applicable.

PART IV

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

        Reference is made to Item 19 for a list of all financial statements filed as part of this Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

	Annual Report to Shareholders
	Pages	Related Notes Pages
Incorporated by reference from the 1999 Annual Report to Shareholders:
Report of the auditors	32
Consolidated profit and loss account for each of the three years in the period ended December 31, 1999	44	45 to 50
Consolidated cash flow statement for each of the three years in the period ended December 31, 1999	51	52 to 55
Consolidated balance sheet as of December 31, 1999, 1998 and 1997	56	57 to 70
Accounting policies	73 to 74
Summary of differences between UK and US GAAP	75	76 to 77
Report on Remuneration and Related Matters	24 to 30

        The consolidated financial statements listed in the above index which are included in the 1999 Annual Report to Shareholders are hereby incorporated by reference. With the exception of the pages listed in the above index and the items incorporated by reference in Items 1, 2, 4, 5, 8, 9, 9A, 10, 11, 12 and 13 of this report, the 1999 Annual Report to Shareholders is not to be deemed filed as part of this Report.

(b) Exhibits

2.1	Consent of PricewaterhouseCoopers for incorporation by reference in Forms S-8 of their report dated February 11, 2000.

2.2	Consent of PricewaterhouseCoopers for incorporation by reference in Form F-3 of their report dated February 11, 2000.

4.	The 1999 Annual Report to Shareholders of Reuters Group PLC.

27

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

REUTERS GROUP PLC (Registrant)

Dated: March 3, 2000	By	/s/ Robert O. Rowley Robert O. Rowley Finance Director

28