Form 20-F
period 2000-12-31
REUTERS GROUP PLC
filed 2001-03-13
CIK 1056084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F (Mark One)
[ _ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000

OR

[ _ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from                              to

     Commission file number 0-13456

Reuters Group PLC
(Exact Name of Registrant as Specified in Its Charter)

(Translation of Registrant's Name Into English)

England
(Jurisdiction of Incorporation or Organization)

85 Fleet Street, London EC4P 4AJ, England
(Address of Principal Executive Offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:  None.

     Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares of 25 p each.

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the      close of the period covered by the annual report.

Ordinary Shares of 25 p each............... 1.429,147,519

Founders Share of £1.............................. 1

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17	Item 18 X

Reuters Group PLC Annual Report and Form 20-F 2000

Focus and vision for 150 years.........

REUTERS MARKS ITS 150TH ANNIVERSARY IN 2001. THOUGH THE WORLD HAS CHANGED, OUR FOCUS HAS NOT. WE ARE AN AGENT OF CHANGE, USING THE LATEST MEANS OF COMMUNICATION TO INFORM AND CONNECT OUR CUSTOMERS. IN 1850 PAUL JULIUS REUTER USED PIGEONS TO FLY STOCK MARKET PRICES BETWEEN BRUSSELS AND AACHEN, BRIDGING THE LAST GAP IN THE EUROPEAN TELEGRAPH SYSTEM. THE FOLLOWING YEAR HE MOVED TO LONDON TO TRANSMIT NEWS AND PRICES TO EUROPE VIA THE NEWLY OPENED DOVER-CALAIS SUBMARINE CABLE.

TODAY, WE USE INTERNET-BASED TECHNOLOGIES TO SATISFY THE WORLD’S THIRST FOR INFORMATION. OUR BLEND OF CONTENT, TECHNOLOGY AND CONNECTIVITY IS UNIQUE. WE USE THIS WINNING COMBINATION TO SERVE CUSTOMERS AND, IN SO DOING, TO CREATE VALUE FOR SHAREHOLDERS.

Contents
1 Financial highlights	55 Reconciliation of movements in shareholders’ funds
2 Five year summary	56 Notes on the consolidated balance sheet
3 Selected financial data	70 Balance sheet of Reuters Group PLC
4 Description of business	71 Notes on the balance sheet of Reuters Group PLC
10 Directors’ report	72 Accounting policies
12 Directors and senior management	74 Summary of differences between UK and US generally
14 Corporate governance	accepted accounting principles (GAAP)
15 Report on remuneration and related matters	79 Information for shareholders
25 Statement of directors’ responsibilities	91 Financial diary for 2001
26 Auditors’ report to the members of Reuters Group PLC	92 Summary of 1999 and 2000 results
27 Operating and financial review	96 Eleven year consolidated financial summary
39 Consolidated profit and loss account	98 Cross reference guide to Form 20-F
40 Notes on the consolidated profit and loss account	100 Glossary
47 Consolidated cash flow statement	IBC Where to find us
48 Notes on the consolidated cash flow statement
54 Consolidated balance sheet

FINANCIAL HIGHLIGHTS

	2000 £M		1999 £M		% CHANGE

Revenue	3,592		3,125		15%
Earnings before interest, tax, depreciation and amortisation (EBITDA)†	1,001		1,008		(1%)
Operating profit	411		549		(25%)
Profit before tax	657		632		4%
Pre-tax profit margin	18.3%		20.2%
Taxation	125		207		(40%)
Profit after tax	532		425		25%
Post-tax profit margin	14.8%		13.6%
Return on tangible fixed assets	79.9%		57.5%
Return on equity	71.4%		102.0%
Free cash flow	434		402		8%
Net (debt)/funds	(34)		41

Basic earnings per ordinary share	37.9	p	30.2	p	26%
Earnings per ADS*‡	$ 3.39		$ 2.70		26%
Dividends per ordinary share	16.0	p	14.65	p	9%
Dividends per ADS*	96.0	p	87.9	p	9%

†	EBITDA includes profits and losses derived from the disposal of subsidiary undertakings and fixed asset investments.
*	Each ADS represents six ordinary shares.
‡	A nominal exchange rate of US$1.49 = £1 has been used for convenience.

The following supplementary information is provided for those who track Reuters performance on a pre-goodwill basis.

	2000 £M		1999 £M		% CHANGE

Pre-tax profit excluding goodwill amortisation	728		693		5%
Adjusted earnings per ordinary share excluding goodwill amortisation	43.0	p	34.5	p	24%

This report comprises the annual report of Reuters in accordance with the United Kingdom requirements and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission (SEC) for 2000. A cross reference guide setting out the information in this report that corresponds to the Form 20-F items is provided on pages 98-99.

The consolidated financial statements of Reuters Group PLC included in this report are presented in pounds sterling (£). On 29 December 2000, the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (Noon Buying Rate) was $1.50 = £1: on 16 February 2001 the Noon Buying Rate was $1.45 = £1. For additional information on exchange rates between the pound sterling and the US dollar, see exchange rates on page 87.

Reuters consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). UK GAAP differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between UK GAAP and US GAAP relevant to Reuters are explained on pages 74-75.

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business and management strategy, plans and objectives for the company. For a discussion of risks associated with these statements see risk factors on pages 36-38.

Reuters Group PLC Annual Report and Form 20-F 2000  1

FIVE YEAR SUMMARY

FOUR YEAR DIVISIONAL REVENUE SUMMARY

2 Reuters Group PLC Annual Report and Form 20-F 2000

SELECTED FINANCIAL DATA

The selected financial data set forth below is derived, in part from, and should be read in conjunction with, the consolidated financial statements and related notes, as well as the operating and financial review. For a summary of the material differences between UK and US GAAP, see pages 74-78.

CONSOLIDATED PROFIT AND LOSS ACCOUNT DATA for the year ended 31 December

	NOTES	2000		1999		1998		1997		1996
	BELOW	£m (except per share data)

Amounts in accordance with UK GAAP:
Revenue		3,592		3,125		3,032		2,882		2,914
Operating profit		411		549		550		541		592
Profit on ordinary activities before taxation		657		632		580		626		652
Profit after taxation attributable to ordinary shareholders		532		425		384		390		442
Basic earnings per ordinary share		37.9	p	30.2	p	26.7	p	24.0	p	27.3	p
Diluted earnings per ordinary share		37.3	p	29.7	p	26.6	p	23.8	p	27.0	p
Basic earnings per ADS		227.4	p	180.9	p	160.3	p	144.2	p	164.0	p
Diluted earnings per ADS		223.5	p	178.4	p	159.7	p	143.1	p	161.7	p
Dividends declared per ordinary share (including UK tax credit)	1	17.8	p	16.3	p	16.5	p	16.3	p	14.7	p
Dividends declared per ADS (including UK tax credit)	1
Expressed in UK currency		106.7	p	97.7	p	98.8	p	97.5	p	88.1	p
Expressed in US currency	2	154.5	c	154.6	c	159.6	c	160.3	c	141.6	c
Weighted average number of ordinary shares (in millions)		1,404		1,409		1,438		1,623		1,616

Amounts in accordance with US GAAP:
Revenue		3,586		3,127		3,030		2,882		2,914
Income before taxes on income		652		622		572		618		645
Net income		534		451		392		386		440
Basic earnings per ordinary share	3	38.0	p	32.0	p	27.8	p	27.4	p	31.4	p
Diluted earnings per ordinary share	3	37.4	p	31.6	p	27.7	p	27.2	p	31.0	p
Basic earnings per ADS	3	228.1	p	192.1	p	166.6	p	164.5	p	188.3	p
Diluted earnings per ADS	3	224.3	p	189.5	p	166.0	p	163.4	p	185.8	p
Dividends paid per ordinary share (including UK tax credit)	1,3	16.3	p	16.3	p	121.3	p	17.5	p	14.8	p
Dividends paid per ADS (including UK tax credit)	1,3
Expressed in UK currency		97.7	p	97.7	p	727.5	p	104.7	p	88.7	p
Expressed in US currency	2	150.8	c	156.4	c	1,190.0	c	168.7	c	135.0	c
Weighted average number of ordinary shares (in millions)	3	1,404		1,409		1,411		1,407		1,401

CONSOLIDATED BALANCE SHEET DATA at 31 December

Amounts in accordance with UK GAAP:
Total assets	3,819	2,652	2,705	2,913	2,575
Long-term debt and provisions for charges	394	349	118	141	154
Net assets	1,102	601	389	1,679	1,459
Capital employed before minority interest	1,102	601	372	1,661	1,458
Share capital	357	355	354	408	408
Amounts in accordance with US GAAP:
Total assets	3,783	3,173	2,722	2,907	2,562
Long-term debt	458	362	75	86	84
Net assets/shareholders’ equity	1,186	1,109	504	1,754	1,561

(1)	Under UK GAAP dividends declared are those declared in respect of the year for which selected financial data is presented. Under US GAAP dividends declared are those formally declared within each calendar twelve month period. For further information relating to dividends and the UK taxation of dividends see pages 81 and 88.

(2)	Dividends expressed in US currency have been converted at the actual exchange rates used in the payment of dividends to US shareholders, except that the final dividend declared in respect of 2000, payable to US shareholders on 3 May 2001, has been converted at the noon buying rate on 16 February 2001 for convenience.

(3)	In 1998 Reuters Holdings PLC consummated a court approved capital reorganisation in which shares of Reuters Holdings were exchanged for a combination of shares of Reuters Group and approximately £1.5 billion in cash (see note 26). Under US GAAP this transaction was deemed a share consolidation combined with a special dividend and, accordingly, earnings per share and per ADS and dividends per share and per ADS amounts were retrospectively restated. Under UK GAAP no restatement was deemed appropriate as the cash payment was considered a repurchase of shares and the number of new shares in Reuters Group was set to facilitate comparability of per share amounts with those of Reuters Holdings.

Reuters Group PLC Annual Report and Form 20-F 2000 3

DESCRIPTION OF BUSINESS

Reuters position as a leading global information news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters reaches over 558,000 subscribers in 50,600 locations and makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million visitors per month access Reuters content on some 1,400 internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. On 31 December 2000, Reuters employed 18,082 staff in 204 cities in 100 countries.

In February 2000 Reuters announced a range of major initiatives designed to accelerate its use of internet technologies and open new markets. Reuters believes that internet technologies present two principal opportunities: they enable Reuters to start serving a much wider market, including individuals making financial decisions at work and at home, and they allow Reuters to adopt a more cost-effective model for its core professional financial business.

Reuters Group PLC, whose predecessors have conducted operations in London since 1851, was incorporated in England and Wales on 24 December 1996 and became the parent company to the Reuters Group’s operations on 18 February 1998. Information regarding Reuters Group’s significant subsidiaries is provided in note 32. As used in this report, ‘Reuters’ or ‘Group’ refer collectively to Reuters Group PLC and its consolidated subsidiaries. The ‘company’ refers to the parent Reuters Group PLC. Reuters corporate headquarters are located at 85 Fleet Street, London EC4P 4AJ and its telephone number is +44 (0)20 7250 1122.

INFORMATION SOURCES

Reuters gathers exchange and over-the-counter trading data, contributed data, reference data and general, financial and business news.

Reuters obtains current trading information for securities, commodities, options and futures from 263 exchanges and over-the-counter markets. The information is normally transmitted electronically to Reuters databases by a direct feed from the computerised reporting system maintained by an exchange. Some 5,000 dealers and brokers in financial markets contribute their latest quotations to Reuters databases. Data contributed by one contributor is available to all other subscribers to the same product except those the contributor directs should be precluded. Reuters also has a number of agreements with certain brokers, electronic communications networks (ECNs) and specialist data vendors for the supply of key market data.

Other numeric data such as corporate and economic statistics and textual historical information is obtained from a wide range of publications and other third party sources, including annual reports. Data is gathered in either electronic or hard copy form and is edited by specialised Reuters staff.

Reuters staff also report and edit general and specialised news for business and media subscribers in textual, video, photo and audio form. Reuters reporting staff are supported by part-time staff in almost every country. Many Reuters text journalists are financial or other market specialists.

As it is received, data is automatically processed and stored on a continually updated basis so that subscribers can retrieve it within seconds. Reuters information databases range from real-time to over 10 years old.

Reuters is committed to taking an active part in the development of a variety of standards based on the internet standard for information known as XML (Extensible Markup Language). Reuters is participating in the development of a number of industry standards such as NewsML for multi-media news, FpML (Financial Products Markup Language) for derivatives, XBRL (Extensible Business Reporting Language) for business reporting, and others. Reuters is also using XML internally as part of its next generation architecture to enable more intelligent processing and distribution of information across a variety of devices as well as enabling superior integration of online information and transactions.

PRINCIPAL PRODUCTS

Reuters is focused on three business areas. The first, Reuters Financial (RF), includes the content, technology and trading operations of Reuters for financial services clients. The second, Reuterspace, is the vehicle for development of new businesses outside the core financial markets. The third, Instinet, is Reuters electronic brokerage business.

Reuters Financial (RF)

RF is now managed as one integrated unit. In 2000 it consisted of two separately managed divisions, Reuters Information (RI) and Reuters Trading Solutions (RTS).

Reuters Information

RI products include real-time information and historical information databases focused on four main markets: foreign exchange and money; commodities (including energy); fixed income; and equities. These products are delivered to subscribers through personal computer-based Reuters Terminals (RTs) or other Reuters workstation display software, through industry standard internet browsers and through Reuters-supplied or third-party information management systems. Reuters databases carry around two million individual instruments. RI’s goal is to provide a wide range of information services addressing segmented user needs. To this end, RI offers high tier international products, middle tier domestic products and lower tier off-trading floor products.

4   Reuters Group PLC Annual Report and Form 20-F 2000

RI’s high tier information products include 3000 Xtra and the 3000 range of products. 3000 Xtra, RI’s flagship international product, enables users, among other things, to personalise displays, integrate in-house data sources, carry out complex analytics in Microsoft Excel, extract data for in-house use, access rich content via Reuters own extranet and receive Reuters TV. Reuters 3000 range of information products combine the real-time features of its 2000 series with access to historical data, analytics and graphing capabilities and news. The 2000 series of products is formed from a number of content building blocks, each containing relevant real-time prices and related data on a particular market. Both the 3000 and 2000 series of products are grouped in different combinations to allow subscribers to select the product or products specific to their needs.

Reuters middle tier information products primarily focus on the needs of customers relating to individual geographic or asset-class markets. Reuters Plus, an advanced equities trading and analytics tool for US equities, includes real-time and historical data, time and sales, charting, Reuters news and internet access. In 2000, Reuters launched Reuters Pro, a research tool focused on the needs of US institutional equities professionals supporting buy-side institutions, and Reuters Credit, which provides credit information on the world’s top publicly rated issuers of debt and unrated loan obligors.

Reuters principal lower tier offering is Reuters Investor which delivers Reuters information via the internet, enabling subscribers to easily integrate a tailored segment of Reuters news and market data into their own websites.

A range of optional products produced by third parties to augment Reuters news and market data is also available to subscribers. Reuters also provides funds information, shareholder and benchmarking analysis under its Lipper brand. At 31 December 2000 Lipper tracked over 60,000 funds domiciled in 45 countries with assets in excess of US$10.8 trillion. Historical performance data goes back to 1959 and includes open-ended (mutual) funds, closed-ended funds and variable annuity (unit-linked) funds.

Editorial. The news content for all Reuters products is gathered by Reuters editorial operations. Reuters delivers financial and media news worldwide, generally producing more than 10,000 news reports a day in over 20 languages. In addition to its textual news, Reuters provides television and news pictures coverage, news graphics and operates a global financial television news channel (RTV) for its clients in the financial markets.

Reuters Trading Solutions

RTS provides financial customers with technology and solutions to improve operating efficiency and facilitate trading throughout the enterprise. To this end it develops infrastructure applications and trade execution facilities that enable connectivity to a variety of information sources. RTS encompasses three business groupings, Transactions, Applications and Enterprise Solutions and Retail Solutions.

Transactions. The Transactions business develops financial communities through the provision of managed transaction services across a range of financial instruments.

Dealing 2000-1 enables fast electronic communication among dealers to negotiate and conclude trades in foreign exchange and other instruments. Dealing 2000-2, an electronic brokerage service for interbank spot and forward foreign exchange dealers, automatically and anonymously matches bid and offer orders using central computers, verifying that the counterparties have sufficient and mutually acceptable credit. In 2000 Reuters launched the next generation of transaction products, Dealing 3000, a full replacement for the Dealing 2000 product suite. Dealing 3000 uses Windows NT technology and allows traders to run complementary applications alongside the dealing application.

Other transaction products include Reuters InterTrade Direct, a fully managed, open order routing service facilitating straight through processing in the global securities markets and automated dealing systems which enable banks to provide their treasury clients with an integrated, online trading service.

In October 2000 Reuters and three of its major clients formed Atriax to create an electronic marketplace for the provision of information and executable prices to enable foreign exchange trading amongst financial and corporate institutions. At 31 December 2000 Atriax included over 50 banks as members but the trading facility is not yet available.

Applications and Enterprise Solutions. The Applications and Enterprise Solutions business provides technology and solutions from pre-trade analytics to transaction management and processing, to multiple communities. The product range includes market data systems, Reuters internet finance platforms, the active enterprise product suite, trade and risk management systems and exchange automation systems.

Market data systems, which are marketed primarily under the TIB and Triarch names, facilitate access to information and other services via the customers’ own in-house computer facilities and enable the capture and management of financial transactions. Reuters is in the process of rolling out a new Trading Systems Architecture (TSA) which provides more sophisticated delivery of information and other services to the client’s site, integrates them into the client’s business flow and facilitates further distribution over the internet. Incorporated into the TSA are Reuters internet finance platforms which offer clients a powerful set of infrastructure and development components for reaching target communities over the internet.

The active enterprise product suite allows automation of businesses by creating an integrated network of applications, databases

Reuters Group PLC Annual Report and Form 20-F 2000  5

DESCRIPTION OF BUSINESS continued

and information. Trade and risk management systems provide dealing rooms and operational management with deal capture, real-time position keeping, decision support tools and tactical risk management; local and global credit and limit management; enterprise-wide risk analysis and integrated advanced order management capabilities. Exchange automation systems provide distributed components for routing, management and execution of orders or quotes for the financial markets and for clients who require flexible and scaleable transaction systems.

Retail Solutions. The Retail Solutions business focuses on selling solutions of content, technology and transaction capabilities to financial services institutions seeking to use the internet to service retail customers.

Reuters Consulting. Reuters Consulting was formed in 2000 to complement the three RTS business groupings in order to focus on the provision of fully integrated and customised technology solutions that meet the individual needs of Reuters clients. In 2000, Reuters Consulting unveiled its Global Integration Laboratory, a facility for demonstrating the future of enterprise-wide, e-business solutions in the financial markets.

Reuterspace

Reuterspace is focused on bringing the skills of the Group in content, technology and distribution to new communities outside the wholesale financial markets. The division aims to develop opportunities in the business and consumer markets through internally generated initiatives, partnerships, stakeholdings and acquisitions.

Consumer market activities include the following:

Reuters Media is a world leader in the growing online news distribution business, currently reaching 15% of internet users through a worldwide set of news and information products available through more than 900 internet websites and in 14 languages. Reuters Media also provides video news services and traditional news wire services for print and broadcast media globally.

Reuters Personal Finance is developing a new range of web-based products and finance portals targeted at private investors. Products will include access to Reuters content, a number of analytical tools and a wide range of supplementary content and commentary.

Business market activities include the following:

Reuters Enterprise provides high value research/advisory information and news to information intensive business audiences in specific industry sectors, including financial services, telecommunications and healthcare, as well as more generally targeted company information and news. These services are provided through subsidiaries and partners such as APM International SA, Reuters Health Information (RHI), Tower Group, O R Telematique SA, and Yankee Group.

Reuters Mobile was established to co-ordinate the development of mobile strategy, to promote awareness of, and facilitate exchange of, mobile technology and to co-ordinate the development of a Reuters-wide infrastructure featuring core mobile capabilities.

The Greenhouse Fund typically makes minority investments in start-up companies whose technology or business models are of relevance to Reuters. At 31 December 2000, the Greenhouse Fund held investments in 90 companies, representing a total investment of £243 million. While an IPO is no longer intended for the Greenhouse Fund, Reuters anticipates bringing in strategic investors.

Instinet

Instinet is the world’s largest electronic agency securities broker and has created and operates an e-financial marketplace. Through its electronic platforms, Instinet brings buyers and sellers worldwide together so that they can trade different types of securities, such as equity securities and fixed income (or debt) securities, and access research products, providing them with price improvement for their trades, as well as information, reporting and decision-making tools. Instinet’s customers can trade directly and anonymously with each other, thereby creating an internal liquidity pool, as well as with other investors in more than 40 established securities markets throughout the world. Affiliates of Instinet are members of 20 securities exchanges. Instinet’s customers consist of institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds, as well as securities brokers and dealers.

In addition to execution of their equity securities trades on a global basis, Instinet offers its customers services that enhance their ability to achieve their trading objectives, including 24-hour trading, crossing services, block trading and program trading, as well as global clearance and settlement of trades and access to Instinet’s proprietary research and analytics services and those of other providers. In February 2000, Instinet acquired Lynch, Jones & Ryan, a US broker-dealer focused on the plan sponsor and commission recapture business.

In 2000, Instinet introduced its new global electronic platform for trading fixed income securities. At present, Instinet is providing brokerage, execution and clearance and settlement services to many of the largest banks and securities dealers in approximately 750 US government, euro-denominated government and German mortgage bond (Pfandbriefe) securities. Instinet has also begun providing its execution and clearing services on a wholesale basis primarily to securities brokers and dealers. Purchasers of its wholesale services can provide their customers with access to Instinet’s global institutional equities trading platform and, in the US, to its correspondent clearing services as well.

To expand the scope of its e-financial marketplace, Instinet has made a number of strategic investments in companies with operations or technologies that Instinet believes

6  Reuters Group PLC Annual Report and Form 20-F 2000

will enable investors and issuers to better achieve their trading and capital-raising objectives.

On 8 February 2001, Instinet filed a Registration Statement with the US SEC for the initial public offering (IPO) of shares of its common stock.

TIBCO Software Inc.

In 1999, Reuters subsidiary, TIBCO Software Inc. (TSI) completed an IPO of its common stock on the Nasdaq Stock Market. At 31 December 2000 Reuters held approximately 57% of the outstanding shares of TSI but its voting rights were restricted to 49% (and, accordingly, TSI is accounted for as an associated undertaking). If all outstanding employee options were exercised Reuters diluted shareholding of TSI would be about 42%. Reuters has the right to nominate four TSI directors (out of a total of 11) for so long as Reuters holds 40% or more of TSI’s outstanding voting shares, three directors if it holds between 25% and 40% of the outstanding voting shares, and two directors if it holds between 10% and 25% of the outstanding voting shares.

Reuters owns the underlying TIB intellectual property and technology that was in existence at 31 December 1996 and that is incorporated into many of TSI’s products, and licenses this technology to TSI pursuant to a licence agreement. TSI owns all technology and related intellectual property rights independently developed by TSI since 1 January 1997, including enhancements and improvements to the licensed TIB technology, which TSI licenses to Reuters pursuant to the licence agreement. TIB technology is incorporated into the TIB market data distribution systems offered by RTS.

PRINCIPAL CAPITAL EXPENDITURES

Over the last three years, Reuters has made a number of acquisitions, invested in several associated undertakings and other investments, established some joint ventures and continued to invest in its Greenhouse Fund. The principal acquisitions and investments (none of which exceeded a cost of £50 million) were:

•	O R Telematique SA, a leading online provider of company information;

•	Yankee Group Research Inc., an international technology research and advisory firm specialising in sectors essential to e-business: the internet, e-commerce, telecommunications and wireless services;

•	Lynch, Jones & Ryan Inc., (acquired by Instinet) a provider of specialised brokerage, research and commission recapture services to pension plan sponsors and managers;

•	Tower Group Inc., (84%), a US research and advisory firm specialising on the impact of information technology in the financial industry;

•	Liberty SA (now known as Reuters InterTrade Direct), a provider of electronic links for the global securities markets, offering order routing and order management services and links to other trading processes such as clearing and settlement;

•	Lipper Analytical Services Inc., a provider of US mutual fund and global fund data;

•	GL Trade (33.5%), a developer of interactive software which link equities traders to electronic exchanges in order to monitor the market and enter orders; and

•	Diagram fip SA, acquired early in 2001, a major European provider of financial software solutions for the capital markets. Products include software packages and value-added services such as consulting, training and integration for banks, brokers, fund and asset managers and insurance companies. It also offers integrated corporate treasury systems.

In May 2000 Reuters and Equant Finance BV (Equant), established a joint venture company, Radianz Limited (Radianz), to develop a secure internet protocol network for use by the financial services industry, including Instinet. Reuters owns 51% of the new company but shares voting control and does not consolidate Radianz for accounting purposes. Under the terms of agreement, on 1 July 2000 Reuters transferred £63 million of telecommunications network assets into the new entity, along with approximately 400 staff, and sold its existing telecommunications business, Reuters Connect Services, to the new company for £17 million in cash.

In February 2000 Reuters and Multex.com Inc., a leading internet online intermediary for the financial services marketplace, agreed to form a joint venture, Multex Investor Europe, to provide dedicated broker research and investment information to European private investors. The joint venture combines Multex.com’s global research base and Reuters information and news. Both parties own 50% of the venture. Early in 2001 Multex Investor Japan was formed to provide similar services in Japan. A total of £21 million has been invested in these ventures.

In mid-1999 Reuters and Dow Jones & Co. formed a joint venture, Factiva, to develop a new web-based global service, to provide corporate news, information and research data for many categories of business professionals. By December 2000 Factiva was selling information from 7,000 sources to 1.5 million users. Information sources include Reuters and Dow Jones news wires in addition to national, regional and local newspapers and trade publications. The content includes information in 22 languages. Factiva also provides technology solutions to integrate content into companies’ intranets or information portals. Reuters has invested approximately £20 million in this venture.

Total capital expenditure for acquisitions, investments in associates and other investments, excluding joint ventures, during 2000 was £242 million (1999: £76 million; 1998: £141 million). Additional investment in the Greenhouse Fund during 2000 totalled £184 million (1999: £61 million; 1998: £10 million).

Reuters Group PLC Annual Report and Form 20-F 2000  7

DESCRIPTION OF BUSINESS continued

Further information relating to investments, acquisitions, joint ventures and disposals in 2000 is provided in notes 16 and 31.

DATA AND COMMUNICATIONS NETWORKS

Reuters operates a number of communications networks, employing various technologies, for distribution of its products. Reuters is making increasing use of internet technology which is utilised in the Reuters web communications network.

Reuters has two global technical centres, two main technical centres and a number of smaller local data centres. Reuters data centres are linked by communications services provided by Radianz using dedicated international communications circuits that rely on satellite links, optical fibre cables and coaxial cables. These circuits are leased by Radianz from various governmental and private telecommunications operators including Equant. Communications between data centres and Reuters subscribers are provided by Radianz in 11 countries and by Reuters directly or third parties elsewhere; they mainly use dedicated terrestrial circuits which are leased from telecommunications operators and are supplemented by a variety of other transmission systems. These include satellite-based networks for delivery of services to small dish receivers on customer premises. For further information regarding Radianz and the relationship between Radianz and Reuters, see pages 79 and 87.

PRINCIPAL GEOGRAPHIC MARKETS

Reuters products are distributed to 151 countries. Within business divisions, products are divided for financial reporting purposes into three principal geographic areas: Europe, Middle East and Africa (including the United Kingdom and Ireland); Asia/Pacific (including Japan); and The Americas. An analysis of revenue, costs, contribution, and assets by these markets is provided under the heading operating and financial review and in notes 1 and 13.

SUBSCRIBERS AND MARKETING

In general, Reuters information products are billed by number of user accesses. User accesses include terminals, accesses to datafeeds, slave screens and portable devices. The number of user accesses at the end of each of the last three years is set forth below.

	AT 31 DECEMBER
000’s	2000	1999	1998

Information products	507	477	429
Dealing	21	23	24
Instinet	30	21	16

Total	558	521	469

Information relating to user accesses and an analysis of revenue and subscribers by type are provided under the heading operating and financial review and in note 22.

The majority of Reuters revenue is recurring and generally covered by contracts of indefinite period, terminable on one or two years’ notice. Individual services within a contract may be cancelled on twelve, six or three months’ notice. In general, charges are based upon the particular products purchased by a subscriber and the number of user accesses. Payment terms are generally in advance. Charges for certain other Reuters products vary according to volume of use. These include Instinet, Dealing 2000-2, Dealing 3000 Spot Matching and certain information products.

Under its agreements with Dealing 2000-2 and Dealing 3000 Spot Matching subscribers, Reuters accepts liability for direct net loss incurred by subscribers solely as a result of a transmission or processing fault that is shown to be caused by the negligence or wilful misconduct of Reuters. Reuters only accepts this liability in full for trades with a value of up to $15 million; for trades above $15 million, Reuters agreements with subscribers provide that Reuters liability is limited on a pro rata basis.

Reuters sells its products through a variety of channels. At 31 December 2000, Reuters sales and marketing force consisted of 5,141 persons. To support the Reuters brand, which Reuters believes to be of significant value, Reuters increased its investment in advertising in 2000, using television for the first time as a medium to reach a wider public.

EQUIPMENT SUPPLY AND SERVICING

Reuters central computers are presently supplied principally by Sun Microsystems and Compaq Computer Corporation (Compaq), with a smaller number of computers from International Business Machines Corporation (IBM), Sequent Information Systems and other manufacturers. Reuters central computers are installed and normally maintained by the supplier and operated by Reuters personnel.

Radianz’s communications network uses equipment supplied and supported by Cisco Systems Inc., and Nortel Networks Corporation which is installed and operated by Radianz staff in 11 countries and by Reuters staff elsewhere. Database application software is supplied by Oracle Corporation. Tivoli Systems, a subsidiary of IBM, supplies software for network and system management requirements.

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

COMPETITION

Reuters faces competition in all market sectors and geographical areas. Some rival vendors compete across a range of markets and in most major financial centres. Other vendors are more specialised, either in markets or location.

Reuters Financial

Competitors in the provision of information products for the financial markets include Bloomberg LP (Bloomberg), Bridge Information Systems Inc. (Bridge), Quick Corporation of Japan, Telekurs AG of Switzerland and Thomson Corporation’s Thomson Financial unit. Competition to the Lipper funds information business comes from Morningstar Inc., the

8  Reuters Group PLC Annual Report and Form 20-F 2000

Micropal unit of Standard & Poor’s, a division of the McGraw-Hill Companies Inc., Value Line Inc., and Thomson Corporation’s CDA Weisenberger.

The Electronic Broking Service (EBS) competes with the foreign exchange spot matching service provided by Reuters Dealing 2000-2 and Dealing 3000 Spot Matching. The EBS partnership comprises a number of leading European, US and Japanese banks.

Reuters money and foreign exchange transaction products also compete with voice brokers in the relevant markets.

Competitors in the supply of Reuters market data systems include Misys plc (Misys), CSK Software, a subsidiary of CSK Corporation, Bridge and a large number of other vendors. The main competitors to the Active Enterprise product suite are IBM (MQ Series), New Era of Networks, Inc. (Neon), VITRIA Technology, Inc., BAE Systems plc, and Mercator Software, Inc. In the provision of trade and risk management systems, on a global basis Reuters competes with SunGard Data Systems Inc., Misys and Algorithmics Inc.

Reuterspace

Competition for the supply of company, financial and industry specific information is fragmented among numerous, geographically specific entities and new internet-based businesses. Competition in the supply of news to the media is mainly from Associated Press, Agence France Presse and Bloomberg News, a subsidiary of Bloomberg.

Instinet

Instinet competes with, among others, traditional and electronic trading methods in use on US and international securities exchanges, Nasdaq’s trading services that enable members of the National Association of Securities Dealers, Inc. (the NASD) to trade electronically in Nasdaq quoted stocks, the Institutional XPress™and NYSeDirect+™products of the New York Stock Exchange and other broker-dealers (including many of its own customers) which offer competing services; as well as ECNs, including Bloomberg Tradebook LLC, a subsidiary of Bloomberg, and the Island System.

GOVERNMENT REGULATIONS

Reuters Financial

Reuters Limited is regulated as a service company by the UK Financial Services Authority (FSA) under the Financial Services Act 1986.

The use of communications links is subject to government licensing in several countries.

Reuters Transaction Services Limited (RTSL), through which Reuters operates Dealing 2000-2 and Dealing 3000 Spot Matching is subject to regulation by the FSA equivalent to that applied to broking participants in the London foreign exchange market, including capital adequacy requirements. The operations of RTSL’s Singapore branch are subject to oversight by the Monetary Authority of Singapore and those of the Hong Kong branch by The Hong Kong Monetary Authority. Reuters InterTrade Direct SA, through which Reuters operates Reuters InterTrade Direct, is regulated as a service company by the FSA under the Financial Services Act 1986.

Instinet

As a registered broker-dealer, a member of the NASD and other self-regulatory organisations in the US and other countries in which it operates, and as a registered alternative trading system in the US, Instinet is subject to substantial regulation under the US securities laws and their equivalents in other countries, including but not limited to net capital requirements. The regulatory framework generally applies directly to Instinet affiliates that are registered or licensed in various jurisdictions.

PROPERTY, PLANT AND EQUIPMENT

Reuters principal properties are its corporate headquarters (96,000 sq. ft.) in London, its two global technical centres in London (324,000 sq. ft.) and Geneva (144,000 sq. ft.) and its two other main technical centres in New York (44,000 sq. ft.) and Singapore (180,000 sq. ft.). The London and New York properties are situated on land owned by Reuters, whereas the buildings in Geneva and Singapore were built by Reuters on leased land. The leases, including periods covered by options to extend, expire in 2095 and 2050, respectively.

Reuters has entered into a venture with Rudin Times Square Associates LLC, to develop and operate an 855,000 square foot building in the Times Square section of New York City, to be known as The Reuters Building. Each of Rudin and Reuters are to invest approximately $45 million of equity toward the cost of the base building and partial build-out allowance estimated at $362 million, with the balance being funded through non-recourse financing. At 31 December 2000, Reuters had contributed $20 million of this equity.

The interior build-out, technology infrastructure, security system, furniture and fittings, exterior signage, public exhibition space, moving and other related costs for Reuters is estimated at $134 million, with expenditure to 31 December 2000 totalling $35million.

Reuters will lease a total of 671,464 sq ft. from the venture and expects to begin moving staff into the building in March 2001. The lease for the bulk of the space will expire in 2021, with an option to extend. Reuters has secured its lease position with a $120 million letter of credit.

LEGAL PROCEEDINGS

Reuters and its subsidiaries are parties to legal proceedings that are considered to be either ordinary routine litigation incidental to their business or not material to Reuters consolidated financial position or profitability.

Reuters Group PLC Annual Report and Form 20-F 2000  9

DIRECTORS’ REPORT

The directors submit their annual report and audited financial statements for the year ended 31 December 2000.

Activities

Reuters activities are described on page 4. A detailed review of Reuters activities during 2000 and likely future developments is given on pages 4-9 and pages 27-38. Details of post balance sheet events are set out in note 33.

Share capital and dividends

Details of the changes in the authorised and called-up share capital are set out in notes 26 and 27 on pages 63-64. Details of significant shareholdings are given on page 79.

An interim dividend of 3.65p per ordinary share was paid on 6 September 2000. The directors recommend a final dividend of 12.35p per ordinary share, giving a total of 16.0p per ordinary share for the year (1999: 14.65p). Subject to shareholders’ approval at the annual general meeting, the final dividend will be paid on 26 April 2001 to members on the register at the close of business on 16 March 2001.

Employees

The total number of employees at 31 December 2000 was 18,082 (31 December 1999: 16,546).

It is Reuters policy that selection of employees, including for recruitment, training, development and promotion, should be determined solely on their skills, abilities and other requirements which are relevant to the job and in accordance with the laws in the country concerned. The company’s equal opportunities policy is designed to ensure that disabled people are given the same consideration as others and, depending on their skills and abilities, enjoy the same training, development and prospects as other employees.

To encourage employees’ involvement and to ensure that employees are aware of the financial and economic factors affecting the Group, extensive use is made of the company’s intranet as a communications tool. Meetings between management and employee representatives, including, where appropriate, union representatives, are held regularly so that the views of employees can be taken into account in making decisions which are likely to affect their interests. Reuters European Employees Forum operates as a pan-European works council. Reuters believes its relationship with its labour unions is satisfactory. The involvement of employees in the company’s performance is encouraged through employees’ share plans.

The directors record with deep regret the death of Kurt Schork who died while reporting for Reuters in Sierra Leone. The directors also record with regret the deaths in service of Yu Fai Chan, David Kirby, Veselin Pavkovic, Navdeep Ranawat, Roswitha Sediqie-Siepen and Eliane Vanden Bossche.

The Board values the courage and professionalism shown by employees operating in zones of conflict. Reuters aims to cover news wherever it breaks but instructs staff to avoid risks wherever possible and provides hostile environment training for journalists. Reuters policy is to manage its activities so as to avoid causing unnecessary or unacceptable risk to the health and safety of its employees and the company provides training to staff to build awareness of health and safety issues.

Charitable contributions

Reuters made a grant of £3.2 million in 2000 to fund the educational and humanitarian work of Reuters Foundation, the Group’s charitable trust (£3.3 million in 1999). In addition, Reuters regional management made direct charitable donations of £1.2 million in cash and £13.7 million in kind, which includes the value of information services, equipment and employees’ time provided free of charge for educational and humanitarian purposes. The overall total of Group charitable giving, in cash and in kind, amounted to £18.1 million in 2000 or 2.7% of pre-tax profit (£16.6 million or 2.6% in 1999).

More information on the work of Reuters Foundation is contained in the annual review and on the Foundation’s website: www.foundation.reuters.com.

No political contributions are made.

Creditor payment terms

It is Reuters normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. It is Reuters policy that payment is made on time, provided suppliers perform in accordance with the agreed terms. Group trade creditors at 31 December 2000 were equivalent to 34 days’ purchases during the year.

Auditors

Resolutions will be placed before the annual general meeting to re-appoint PricewaterhouseCoopers as auditors and to permit the directors to fix their remuneration.

Directors

The names and biographical details of current directors are given on pages 12-13. A non-executive director is not required to hold shares of Reuters in order to qualify as a director. Executive directors are encouraged to hold a shareholding in the company equivalent to at least 100% of basic salary after three years as a director, rising to 200% of basic salary after five years as a director. A director not holding any shares may nevertheless attend and speak at general meetings of Reuters. A statement of directors’ remuneration and their interests in shares and options of the company and its subsidiaries is set out on pages 15-24.

The following changes to the Board composition occurred during 2000. Dennis Malamatinas, Ed Kozel and Ian Strachan were appointed non-executive directors. Bob Bauman and Sir David Walker retired as non-executive directors at the annual general meeting in April. In January 2000, John Parcell resigned as an executive director and left the company. André Villeneuve resigned as an executive

10  Reuters Group PLC Annual Report and Form 20-F 2000

director in February 2000 to concentrate on his role as non-executive Chairman of Instinet and David Ure resigned as an executive director in July 2000 to concentrate on his role as non-executive Chairman of Radianz, the joint venture with Equant. Philip Green, Tom Glocer and David Grigson were appointed executive directors in February, June and August 2000 respectively, and in December it was announced that Tom Glocer would be appointed as Chief Executive on the retirement of Peter Job in July 2001.

Sir Christopher Hogg, Peter Job, Roberto Mendoza and Dick Olver retire by rotation and are proposed for re-election as directors at the forthcoming annual general meeting. Tom Glocer, David Grigson and Ian Strachan, having been appointed by the Board since the last annual general meeting, also retire and are proposed for re-election at the annual general meeting. Biographical information on these directors is set out on pages 12-13. As non-executive directors, Sir Christopher Hogg, Roberto Mendoza, Dick Olver and Ian Strachan do not have service contracts. Details of the remuneration of Sir Christopher Hogg and the non-executive directors and information on the service contracts and remuneration of Peter Job, Tom Glocer and David Grigson are set out on pages 15-16.

By order of the Board

/s/ Rosemary Martin

Rosemary Martin
Company Secretary
16 February 2001

Reuters Group PLC Annual Report and Form 20-F 2000  11

DIRECTORS AND SENIOR MANAGEMENT

The directors and senior managers of Reuters are:

NAME	POSITION	POSITION HELD SINCE	DATE OF NEXT RE- APPOINTMENT BY SHAREHOLDERS

Directors
Sir Christopher Anthony Hogg	Chairman; Director(1)	1985; 1984	2001
Peter James Denton Job	Chief Executive; Director	1991; 1989	2001
Thomas Henry Glocer	Chief Executive Designate; Director	2000; 2000	2001
David John Grigson	Finance Director; Director	2000; 2000	2001
Sir John Anthony Craven	Director(1)	1997	2002
Philip Nevill Green	Chief Executive, Reuters Financial; Director	2001; 2000	2003
Edward Kozel	Director(1)	2000	2003
Dennis Malamatinas	Director(1)	2000	2003
Jean-Claude Marchand	Chairman, Reuters Information and Group Marketing Director; Director	2000; 1996	2002
Roberto G Mendoza	Director(1)	1998	2001
Richard Lake Olver	Director(1)	1997	2001
Robert Oscar Rowley	Chief Executive, Reuterspace; Director	2000; 1990	2002
Charles James Francis Sinclair	Director(1)	1994	2002
Ian Charles Strachan	Director(1)	2000	2001
Senior managers
Rosemary Elisabeth Scudamore Martin	Company Secretary	1999
Stephen Francis Mitchell	General Counsel	1998
David Granger Ure	Strategic adviser to the Board and Non-executive Chairman of Radianz	2000
André-Francoise Helier Villeneuve	Non-executive Chairman of Instinet	1989
Geoffrey Arthur Weetman	Director of Human Resources	1998

(1)	Non-executive director.

Sir Christopher Hogg. Non-executive Chairman of Allied Domecq PLC since 1996. Non-executive director of GlaxoSmithKline plc since 1993 and Air Liquide SA since May 2000. Non-executive Chairman of the Royal National Theatre since 1995. Former member of the International Council of JP Morgan 1993-2000. Former Chairman of Courtaulds PLC 1980-1996 (Chief Executive 1979-1991). Former non-executive director of the Bank of England 1992-1996. Member of the Audit and Remuneration Committees and Chairman of the Nomination Committee. Age 64.

Peter Job. Joined Reuters as a journalist in 1963. From 1971 worked to develop the company’s business in Latin America, Africa, Asia and the Middle East. From 1978 until 1991 headed the company's operations in Asia. He has announced his retirement from Reuters effective July 2001. Non-executive director of Schroders plc, GlaxoSmithKline plc, TIBCO Software Inc., and Instinet Group LLC. Former non-executive director of Diageo plc. Member of the Nomination Committee. Age 59.

Tom Glocer. In December 2000 named to succeed Peter Job as Chief Executive of Reuters in July 2001. Former CEO Reuters Information (2000) and President & Senior Company Officer, Reuters America (1998-2000). Previously CEO Reuters Latin America (1997). Joined Reuters in 1993 as Vice President and Deputy General Counsel, Reuters America and appointed Executive Vice President and General Counsel, Reuters America Holdings in 1995. Prior to joining Reuters he was a mergers and acquisitions lawyer with Davis Polk & Wardwell in New York, Paris and Tokyo. Non-executive director of Giant Bear Inc., Instinet Group LLC and of the New York City Investment Fund. Age 41.

David Grigson. Joined Reuters in August 2000 from Emap plc where he was Group Finance Director and Chairman of Emap Digital. Formerly with Saatchi & Saatchi Plc (1984-1989) and Esso UK (1980-1984). Age 46.

Sir John Craven. Non-executive Chairman of Lonmin Plc since 1997. Non-executive director of Gleacher & Co LLC since 2000. Former member of the Board of Managing Directors of Deutsche Bank AG and former Executive Chairman of Deutsche Morgan Grenfell Group plc (1989-1997). Former non-executive director of Rothmans International BV. Member of the Audit, Remuneration and Nomination Committees. Nominated as Reuters senior independent non-executive director. Age 60.

Philip Green. Joined Reuters in September 1999 as Chief Executive, Trading Solutions. Former Chief Operating Officer, Europe

12  Reuters Group PLC Annual Report and Form 20-F 2000

and Africa, at DHL International, based in Brussels. Joined DHL in 1990 as Regional Director, Northern Europe having previously worked in both UK and US. Non-executive director of SKF AB. On the Advisory Board of the London Business School. Age 47.

Ed Kozel. Managing Director of Open Range LLC. Non-executive director of Cisco Systems, Inc, Yahoo! and TIBCO Software Inc. From 1989 to 2000 worked for Cisco Systems, Inc., in a number of roles, more recently as the Chief Technical Officer and Senior Vice President Business Development. Prior to 1989 worked with SRI International in California. Member of the Remuneration and Nomination Committees. Age 45.

Dennis Malamatinas. Chief Executive, Priceline Europe. Former CEO, Burger King Corporation (1997-2000). From 1979 to 2000 he held a number of executive positions, first with PepsiCo and then with Grand Metropolitan plc (now known as Diageo plc). From 1998 to 2000 he was a non-executive director of Diageo plc. Member of the Audit, Remuneration and Nomination Committees. Age 45.

Jean-Claude Marchand. Chief Executive, Global Sales and Operations (1998-1999). Managing Director, Continental Europe, Middle East and Africa (1994-1998). Joined Reuters in 1971 as a sales executive and became Sales and Marketing Manager, Asia in 1978. A Swiss national, he has held senior management positions in Europe since 1979. Non-executive director of i2i, Radianz Limited and Sila Communications Limited. Age 54.

Roberto Mendoza. Former Vice Chairman and a director of JP Morgan & Co Inc., (1990-2000) and Managing Director of Goldman Sachs & Co. (2000). Joined JP Morgan in 1967 with successive assignments in London and New York. Non-executive Chairman of Egg plc and a non-executive director of Prudential plc, ACE Limited and Vitro SA. Member of the Audit, Remuneration and Nomination Committees. Age 55.

Dick Olver. A group managing director of BP Amoco PLC and CEO, Exploration and Production. Member of the Institute of Civil Engineers. A governor of New Hall School. Member of the Remuneration and Nomination Committees and Chairman of the Audit Committee. Age 54.

Rob Rowley. Finance Director from 1990 to 2000. Joined Reuters in 1978 taking financial responsibility for Europe in 1981. Became Joint Company Secretary in 1988. Group Financial Controller in 1989, and Company Secretary from 1991 to 1993. Responsible for new business information products, media and new business ventures since 1996. Non-executive director of Prudential plc. Age 51.

Charles Sinclair. Group Chief Executive of Daily Mail and General Trust plc since 1988. Non-executive director of Euromoney Institutional Investor plc and Schroders plc. Fellow of the Institute of Chartered Accountants. Member of the Audit and Nomination Committees and Chairman of the Remuneration Committee. Age 52.

Ian Strachan. Non-executive director of Transocean Sedco Forex and Instinet Group LLC. Former Deputy Chairman of Invensys plc (1999-2000). Former CEO of BTR plc (1996-1999). Former Deputy CEO (1991-1995) and CFO (1987-1991) of Rio Tinto plc. Former non-executive director of Commercial Union plc (1990-1996). Former CFO of Johnson & Higgins (1986-1987). Held various senior positions in Exxon (1970-1986) including Chairman and CEO of the Esso Group of companies in Hong Kong and China (1982-1983). Member of the Audit, Remuneration and Nomination Committees. Age 57.

Rosemary Martin. Joined Reuters in 1997 as Deputy Company Secretary. Former Partner in London law firm Rowe & Maw.

Stephen Mitchell. Joined Reuters in 1996 as Deputy General Counsel. Acted as General Counsel for Reuters America during 1997. Company Secretary 1998 to 1999. Former Partner in Australian law firm Freehill, Hollingdale & Page.

David Ure. Former Executive Director responsible for group technical strategy and Reuters Trading Solutions division. From 1992 to 1998, responsible for group marketing and technical policy. Prior to that he headed Reuters operations in Europe, Middle East and Africa. He joined the company in 1968 as a trainee journalist. Non-executive director of TIBCO Software Inc., and Multex Investor Europe Limited.

André Villeneuve. During 1999 acted as Executive Director of Strategic Planning. Headed Reuters geographical operating units from 1992 to 1998 and managed the company’s business in North America from 1983 to 1991 including Latin America from 1989. He joined Reuters as a journalist in 1967.

Geoff Weetman. Joined Reuters in 1973 as a Regional Accountant based in Switzerland. Following a brief spell in London, he moved to Asia and held a number of senior positions in Hong Kong and Japan, finally becoming Managing Director, Reuters Asia, in 1992. He returned to London in 1997 and for a year acted as Managing Director of Media and New Business Ventures.

Reuters Group PLC Annual Report and Form 20-F 2000  13

CORPORATE GOVERNANCE

Reuters is committed to high standards of corporate governance and has complied throughout 2000 with the principles of corporate governance set out in Section 1 of the Combined Code save that the service contracts of Peter Job, Rob Rowley and Jean-Claude Marchand are terminable by the company, in effect, on two years’ notice. However, consistent with the company’s move towards having executive directors’ service contracts terminable on not more than one year’s notice, Philip Green’s appointment is terminable on one year’s notice and David Grigson’s appointment can be terminated on one year’s notice after an initial period ending in August 2001.

The Board and executive

The Board is responsible for the Group’s system of corporate governance and is ultimately accountable for the Group’s activities throughout the world. As at 16 February 2001, there were six executive directors and eight independent non-executive directors, including the Chairman who is responsible for running the Board. Each year the directors, other than the Chairman, meet to review the role of the Chairman (Sir John Craven, the senior independent non-executive director, chairing the meeting) and once a year the Chairman and the non-executive directors meet to review the performance of the executive directors.

The Board is scheduled to meet at least six times a year and, in addition, it has an annual strategy review meeting. A schedule of matters is reserved for the Board’s decision. The directors are bound by the company’s articles to pay due regard to the Reuters Trust Principles. The Board views these as central to Reuters standing and commercial success and gives support to the Reuters Founders Share Company Limited in its duty of safeguarding them. The Trust Principles and other relevant information are set out on page 82.

Regular and ad hoc reports and presentations to the Board and its committees ensure that the directors are supplied, in a timely fashion, with the information they need. The directors also have access to the company secretary and they may take independent professional advice at the company’s expense, although no such advice was sought during 2000.

Non-executive directors are appointed for a term of six years, subject to agreement after three years that the term should continue. All directors are subject to election by shareholders at the first opportunity after their appointment and to re-election thereafter at intervals of no more than three years. Non-executive directors receive a series of briefings about Reuters when they join the Board and they periodically visit Reuters offices throughout the world where they are briefed on various aspects of the Group’s operations. Training for executive directors is available as appropriate and a training programme designed for Reuters in conjunction with the Institute of Directors is run for directors of the company and its subsidiaries.

The Board delegates specific responsibilities to the following committees:

The Group Executive: this committee is chaired by the Chief Executive and is authorised to implement strategy and to manage the Group. During 2000 the Group Executive comprised the executive directors, André Villeneuve (Chairman of Instinet), David Ure (Chairman of Radianz and adviser to the Reuters Board), Geoffrey Weetman (Director of Human Resources), Stephen Mitchell (General Counsel) and Rosemary Martin (Secretary).

The Audit Committee: chaired by Dick Olver and comprising all the non-executive directors other than Ed Kozel. This committee meets at least twice a year with the Chief Executive, the Finance Director, the Head of Audit and Global Risk Assurance and the external auditors and reviews the processes for financial reporting, internal control, risk assessment, the audit and compliance assurance, the independence of the Group’s internal and external auditors and the effectiveness of the Group’s system of accounting, its internal financial controls and the internal and external audit functions.

The Remuneration Committee: this committee meets as required. Its remit is to determine specific remuneration packages for each of the executive directors and any other remuneration issues which affect the interests of shareholders, in particular remuneration or option plans using shares. The committee is chaired by Charles Sinclair and its members are Sir Christopher Hogg, Sir John Craven, Ed Kozel, Dennis Malamatinas, Roberto Mendoza, Dick Olver and Ian Strachan.

The Nomination Committee: this committee, which meets when required, comprises the non-executive directors and the Chief Executive and is chaired by Sir Christopher Hogg. It makes recommendations to the Board about future appointments of directors and the Chief Executive.

Relations with shareholders

The executive directors meet regularly with institutional shareholders and analysts. Investor relations departments in London and New York are dedicated to improving communications between Reuters and its shareholders. The company’s annual general meeting is used as an opportunity to communicate with private investors. At its annual general meeting the company announces the level of proxies lodged on each resolution and the balance for and against the resolution after the resolution has been voted on by a show of hands. The results of voting (including the levels of voting abstentions) at the annual general meeting in 2001 will be available on the company’s website: www.reuters.com.

Directors’ responsibilities, internal controls and financial reporting

The directors’ responsibilities and the Group’s process for internal controls and financial reporting are set out on page 25.

14  Reuters Group PLC Annual Report and Form 20-F 2000

REPORT ON REMUNERATION AND RELATED MATTERS

Remuneration objectives

Last year, we said that remuneration policy has never been more important than it is today. That statement is as valid now as it was then. We believe that the main limitation on what Reuters can achieve in its chosen area of activity is our ability to source, motivate and harness the skills of our people. The competition for those people is as intense as ever and Reuters must ensure that it is winning the war for talent.

The benchmark for remuneration in our industry continues to be US practice. The talents which our staff possess are truly international and the industry in which we stand is ever more mobile. Both large and start-up companies in the US offer stock options which pay out on the basis of a company’s stock price, with no other performance links. Reuters believes that, to compete, it must be prepared to do the same. However, individuals must demonstrate performance to earn options.

Reuters should also do its best to ensure that remuneration policy is seen to be equitable by all employees. Terms governing salary, pension and benefits are basically set by market conditions in each country. However, Reuters believes variable rewards for internationally mobile management, based on the performance of the Group and the company’s share price, cannot differ too much from place to place. It also believes managers rewarded for delivering good growth should be expected to maintain outright shareholdings in the company, in order to preserve identity of interest between them and the generality of shareholders.

All staff in Reuters should also be given the opportunity to share in the company’s success and support its values. Since the beginning of its life as a public company, Reuters has offered save-as-you-earn share rewards to its staff all over the world. Another all-employee option scheme, Plan 2000, will mature in 2001.

Remuneration policies

Salaries: will be competitive when compared against those of other companies operating in the same markets.

Annual bonuses: Reuters provides annual incentive bonuses to encourage management to achieve predetermined annual performance targets.

Competitive market compensation: annual cash compensation packages for senior managers should be capable of reaching the upper quartile of the market where maximum performance bonus is earned.

Benefits: Reuters provides benefits according to local practice.

Pensions: as appropriate to the local market.

Long-term benefits, including share plans: Reuters seeks to provide long-term benefits which are competitive in the appropriate market and consistent with the interests of shareholders. Certain subsidiaries and joint venture companies have incentive plans which enable their key executives and employees to acquire shares in their company.

Executive directors’ remuneration

The 2000 remuneration packages of executive directors consisted of annual salary, health and car benefits, prolonged disability insurance, an annual cash bonus plan, pension contributions and participation in a performance-linked share plan and all-employee share schemes.

In setting the 2000 salary levels the Remuneration Committee was assisted by reports prepared by independent professional consultants which compared Reuters remuneration packages with the median levels of the FTSE top 50 companies.

For 2000 the executive directors’ bonuses were capped at 70% of salary and for all directors other than the Chief Executive depended on the extent to which three targets were met. The first target, covering 20% of the bonus, related to the growth in operating profit before goodwill at constant exchange rates. The second target, covering 40% of the bonus, was based on the growth of divisional profits and the third target, 40% of the bonus, was based on the achievement of the Group’s year 2000 strategic targets. The Chief Executive’s bonus goals were split equally between the company’s operating profit and achieving the strategic targets. Bonus targets were substantially met.

Directors’ bonuses amounted to 1.3% of total cash bonuses paid to all employees of the Group.

Executive directors’ service contracts

The appointment of two new directors, Philip Green and David Grigson, are terminable by the company on one year’s notice. Both appointments have an initial term of two years expiring at the end of August 2001 and July 2002, respectively. The arrangements with them provide that any termination payment will not exceed an amount equal to the sum of the director’s annual salary, bonus and 12 months’ pension contributions paid by the company. Peter Job, Rob Rowley and Jean-Claude Marchand benefit from an effective two-year notice period. The Remuneration Committee considers this notice period is appropriate having regard, amongst other things, to their long years of service. The termination benefits for Peter Job, Rob Rowley and Jean-Claude Marchand will not exceed twice the sum of annual salary and benefits. Tom Glocer’s service contract is currently under negotiation.

Remuneration of the non-executive directors

The Chairman’s remuneration comprises salary, life assurance, prolonged disability insurance and pension.

Basic remuneration of the other non-executive directors is determined by ordinary resolution of the shareholders in general meeting and rose from £33,000 per annum to £35,000 per annum with effect from 1 January 2000.

Reuters Group PLC Annual Report and Form 20-F 2000  15

REPORT ON REMUNERATION AND RELATED MATTERS continued

DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION

	2000				1999
	SALARY/ FEES £000	BONUS ENTITLE- MENTS £000;	BENEFITS £000	TOTAL £000	REMUNER- ATION TOTAL £000

Chairman:
Sir Christopher Hogg	250	—	9	259	213

Non-executive directors:
Bob Bauman (resigned 18 April 2000)	15	—	—	15	43
Sir John Craven	35	—	—	35	33
Michael Green (resigned 20 April 1999)	—	—	—	—	11
Ed Kozel (appointed 31 March 2000)	27	—	—	27	—
Dennis Malamatinas (appointed 1 January 2000)	35	—	—	35	—
Roberto Mendoza	35	—	—	35	33
Dick Olver	42	—	—	42	33
Charles Sinclair	45	—	—	45	43
Ian Strachan (appointed 10 May 2000)	44	—	—	44	—
Sir David Walker (resigned 18 April 2000)	12	—	—	12	33

Total for non-executive directors (excluding Chairman)	290	—	—	290	229

Executive directors:
Tom Glocer (appointed 5 June 2000)	264	179	7	450	—
Philip Green (appointed 7 February 2000)	306	203	83	592	—
David Grigson (appointed 1 August 2000)	147	98	25	270	—
Peter Job, Chief Executive	605	409	17	1,031	905
Jean-Claude Marchand	352	246	28	626	591
John Parcell (resigned 15 January 2000)	1,203	—	38	1,241	495
Rob Rowley	372	247	13	632	556
David Ure (resigned 24 July 2000)	207	138	6	351	516
André Villeneuve (resigned 7 February 2000)	44	34	34	112	551

Total for executive directors	3,500	1,554	251	5,305	3,614

Total emoluments of directors	4,040	1,554	260	5,854	4,056

Non-director executive officers as a group (7 persons)	1,389	928	349	2,666	2,034

Total emoluments of directors and executive officers	5,429	2,482	609	8,520	6,090

Ian Strachan was appointed a non-executive director of Instinet on 5 September 2000. His fees include £21,379 earned from Instinet.

At the time of his resignation, John Parcell received a lump sum payment of £1,189,000, which comprised an amount of £689,000 equivalent to two years salary and £500,000 in respect of foregone long-term incentive plan awards.

All bonus entitlements were paid in cash except that Peter Job and David Ure waived their bonus entitlements in lieu of the company making equivalent contributions to individual money purchase pension plans on their behalf.

Non-director Executive Officers are members of the Reuters Group Executive Committee and are identified as senior managers on page 12 of this report. Tom Glocer and Philip Green were also members of this committee prior to their appointment as directors.

16  Reuters Group PLC Annual Report and Form 20-F 2000

Directors’ pension arrangements

The executive directors who joined the pension arrangements in the UK prior to April 1999 are entitled to a pension of two-thirds of basic salary on retirement from Reuters at the normal retirement age of 60. Post retirement increases are expected to be in line with inflation (guaranteed up to the level of 5% per annum and discretionary above that level). Reduced pensions are payable on early retirement before age 60. Enhanced terms may apply on early retirement.

In the event of death before retirement, a spouse’s pension of four-ninths of the executive’s basic salary is payable, together with a capital sum equal to four times the aggregate of basic salary and taxable health and car benefits and a refund with interest of the executive director’s own contributions. On death in retirement, the executive director’s spouse will receive a pension equal to two-thirds of that payable to the executive director.

Pension contributions for executive directors are expressed as an average contribution rate, which for 2000 was 21.025%, of basic salaries.

The Chairman has been admitted as a member of the Reuters Pension Fund for the purpose only of providing a fixed lump sum benefit of £300,000 for his dependants in the event of his death in service.

Pension benefits earned by the above directors are:

	AT 31 DECEMBER 2000 OR AT DATE OF RESIGNATION			ACCRUED PENSION ENTITLEMENT
	AGE	YEARS OF SERVICE	DIRECTORS’ CONTRIBUTIONS DURING PERIOD £000	INCREASE DURING PERIOD £000	TOTAL AT 31 DECEMBER 2000 OR DATE OF RESIGNATION £000

Sir Christopher Hogg	64	15	—	23	98
Peter Job	59	36	36	32	403
Jean-Claude Marchand	54	29	25	11	205
John Parcell (resigned 15 January 2000)	54	30	1	—	164
Rob Rowley	51	22	22	22	169
David Ure (resigned 24 July 2000)	53	32	12	5	191
André Villeneuve (resigned 7 February 2000)	56	32	—	—	237

On his resignation from the Board, John Parcell took early retirement with an immediate pension equal to his deferred pension payable from age 60, but unreduced for early payment.

Newly appointed executive directors participate in defined contribution pension arrangements. The pension contributions in respect of these three directors were:

	AGE	YEARS OF SERVICE	COMPANY PENSION CONTRIBUTION DURING PERIOD £000

Tom Glocer (appointed 5 June 2000)	41	7	22
David Grigson (appointed 1 August 2000)	46	5 months	8
Philip Green (appointed 7 February 2000)	47	1	22

Under an unfounded pension arrangement the Chairman is entitled to a pension of 2.5% of his annual fee times the number of years service, from the date of his appointment as Chairman in May 1985 to the date his office terminates.

The total amount set aside or accrued by Reuters in 2000 to provide pension and similar benefits for the directors, including employer’s contributions to individual money purchase pension plans on behalf of Peter Job and David Ure, was £1.3 million and for the directors and the non-director executive officers as a group, was £2.1 million.

Reuters Group PLC Annual Report and Form 20-F 2000  17

REPORT ON REMUNERATION AND RELATED MATTERS continued

LONG-TERM PLANS BENEFITING EXECUTIVE DIRECTORS

Long-term incentive share plan

Since 1993, Reuters has operated a long-term incentive share plan under which annual awards of share rights are made to executive directors and certain key executives. Vesting of the awards depends on performance in terms of total return to shareholders over a three- to five-year period. Awards vesting under the plan are not released until at least five years from the date of grant. Under the terms of the plan the number of share rights awarded annually to each executive is determined by dividing his annual salary by the average of the daily closing price of Reuters shares for the previous year.

In 2000 the Remuneration Committee approved an amendment to the plan permitting the grant of an award to an individual who, under the terms of the plan, would not otherwise be eligible, or at an amount that exceeds that allowed by the plan rules, or under terms that vary from the plan rules. This change was permitted by the UK Listing Authority (UKLA). David Grigson received his 2000 award under these provisions. Eligibility under the normal terms of the plan is limited to those holding the position of director or senior executive on or before 30 June in the year of the grant. David Grigson joined Reuters on 1 August 2000 and his 2000 award was part of his recruitment terms.

The table over shows the number of shares underlying long-term awards to each executive director and the non-director executive officers as a group, by year of grant:

18  Reuters Group PLC Annual Report and Form 20-F 2000

LONG-TERM PLANS BENEFITING EXECUTIVE DIRECTORS continued

		NUMBER OF AWARDS
	YEAR OF GRANT	UNRELEASED AT 31 DECEMBER 1999 OR LATER DATE OF APPOINTMENT	AWARDED DURING PERIOD	RELEASED DURING PERIOD	LAPSED ON RESIGNATION	UNRELEASED AT 31 DECEMBER 2000 OR EARLIER DATE OF RESIGNATION	GAIN ON RELEASE £000	DATE OF RELEASE OR EXERCISABLE PERIOD IF VESTING OCCURS

Peter Job	1995	16,523	—	16,523	—	—	251	Mar 2000
	1996	61,218	—	—	—	61,218	—	Feb 2002 — Dec 2002
	1997	68,812	—	—	—	68,812	—	Feb 2002 — Dec 2003
	1999	85,990	—	—	—	85,990	—	Feb 2004 — Dec 2005
	1999	90,516	—	—	—	90,516	—	Feb 2004 — Dec 2005
	2000	—	73,567	—	—	73,567	—	Feb 2005 — Dec 2006

		323,059	73,567	16,523	—	380,103	251

Tom Glocer	1999	9,855	—	—	—	9,855	—	Feb 2002 — Dec 2005
(appointed 5 June 2000)	1999	42,596	—	—	—	42,596	—	Feb 2002 — Dec 2005
	2000	33,518	—	—	—	33,518	—	Feb 2003 — Dec 2006

		85,969	—	—	—	85,969	—

David Grigson
(appointed 1 August 2000)	2000	—	42,579	—	—	42,579	—	Feb 2005 — Dec 2006

Philip Green	1999	100,000	—	—	—	100,000	—	Feb 2002 — Dec 2005
(appointed 7 February 2000)	2000	—	24,320	—	—	24,320	—	Feb 2005 — Dec 2006

		100,000	24,320	—	—	124,320	—

Jean-Claude Marchand	1995	6,921	—	6,921	—	—	105	Mar 2000
	1996	38,805	—	—	—	38,805	—	Feb 2002 — Dec 2002
	1997	48,994	—	—	—	48,994	—	Feb 2002 — Dec 2003
	1999	55,956	—	—	—	55,956	—	Feb 2004 — Dec 2005
	1999	60,564	—	—	—	60,564	—	Feb 2004 — Dec 2005
	2000	—	47,667	—	—	47,667	—	Feb 2005 — Dec 2006

		211,240	47,667	6,921	—	251,986	105

John Parcell	1995	6,435	—	—	—	6,435	—	Feb 2000 — Dec 2001
(resigned 15 January 2000)	1996	25,207	—	—	25,207	—	—
	1997	32,342	—	—	32,342	—	—
	1999	40,486	—	—	40,486	—	—
	1999	49,373	—	—	49,373	—	—

		153,843	—	—	147,408	6,435	—

Rob Rowley	1995	10,303	—	10,303	—	—	157	Mar 2000
	1996	38,171	—	—	—	38,171	—	Feb 2002 — Dec 2002
	1997	42,663	—	—	—	42,663	—	Feb 2002 — Dec 2003
	1999	53,322	—	—	—	53,322	—	Feb 2004 — Dec 2005
	1999	55,626	—	—	—	55,626	—	Feb 2004 — Dec 2005
	2000	—	45,235	—	—	45,235	—	Feb 2005 — Dec 2006

		200,085	45,235	10,303	—	235,017	157

David Ure (resigned 24 July 2000)	1995	11,139	—	11,139	—	—	169	Mar 2000
	1996	41,268	—	—	—	41,268	—	Feb 2002 — Dec 2002
	1997	44,728	—	—	—	44,728	—	Feb 2002 — Dec 2003
	1999	55,956	—	—	—	55,956	—	Feb 2004 — Dec 2005
	1999	58,425	—	—	—	58,425	—	Feb 2004 — Dec 2005

		211,516	—	11,139	—	200,377	169

André Villeneuve	1995	11,139	—	—	—	11,139	—	Feb 2000 — Dec 2001
(resigned 7 February 2000)	1996	41,268	—	—	—	41,268	—	Feb 2002 — Dec 2002
	1997	44,728	—	—	—	44,728	—	Feb 2002 — Dec 2003
	1999	55,956	—	—	—	55,956	—	Feb 2004 — Dec 2005
	1999	58,425	—	—	—	58,425	—	Feb 2004 — Dec 2005

		211,516	—	—	—	211,516	—

Non-director executive officers	1995	6,435	—	6,435	—	—	98	Mar 2000
as a group (3 persons)	1996	25,207	—	—	—	25,207	—	Feb 2002 — Dec 2002
	1997	38,947	—	—	13,487	25,460	—	Feb 2002 — Dec 2003
	1999	126,384	—	—	—	126,384	—	Feb 2002 — Dec 2005
	2000	—	69,956	—	—	69,956	—	Feb 2003 — Dec 2006

		196,973	69,956	6,435	13,487	247,007	98

The gains on release are based on 1520p, being the selling price of Reuters ordinary shares, net of commission, on the day of the release. Reuters Group PLC Annual Report and Form 20-F 2000 19

REPORT ON REMUNERATION AND RELATED MATTERS continued

LONG-TERM PLANS BENEFITING EXECUTIVE DIRECTORS continued

The 1995 awards to John Parcell and André Villeneuve were vested at the dates of their resignations from the Board when the mid-market closing prices of Reuters ordinary shares were 901p and 1007p respectively. Both awards were subsequently released.

No unreleased awards at 31 December 2000 were vested. However, on 1 January 2001 the 1996 awards vested 84%.

Performance under the long-term incentive plan is measured over a three- to five-year period by comparing the total shareholder return (TSR) of Reuters with that of other companies comprising the FTSE 100 at the beginning of the period. Awards vest only after the expiration of this period. The average of the daily closing prices for the immediately preceding 12 months is used as the initial and ending share prices when calculating the TSR.

The companies comprising the comparator group are ranked according to each company’s TSR for the measurement period with the company having the highest, or best, TSR ranked first. Reuters position on the list determines the extent to which plan awards will vest. The pre-set vesting criteria for awards are shown in the table below together with the actual ranking for each award at 31 December 2000. Between the two vesting extremes awards vest on a graduated scale.

	PRESET VESTING CRITERIA
DATE MEASUREMENT PERIOD COMMENCED	RANKINGS FOR 100% VESTING	RANKINGS FOR ZERO VESTING	RANKING AT 31 DECEMBER 2000

1 January 1996	1 to 25	75 to 100	33
1 January 1997	1 to 26	66 to 100	39
1 January 1998	1 to 26	66 to 100	16
1 January 1999	1 to 26	66 to 100	12
1 January 2000	1 to 26	66 to 100	14

The obligations under the plan, and those of the performance-related share plan discussed below, will be met from shares held by Reuters employee share ownership trusts (ESOTs). The costs are charged to profit over the vesting periods.

LONG-TERM PLANS BENEFITING EXECUTIVES OTHER THAN DIRECTORS

Performance-related share plan

Since 1995 Reuters has operated a performance-related share plan for senior executives not participating in the long-term incentive share plan. Under this plan, the performance-related share plan, awards have been made to approximately 1,100 executives. The rules for vesting are similar to those currently operating for the long-term incentive share plan. The 1998 award vested 100% on 1 January 2001.

Participants in the 2000 award received rights to a total of 2.9 million shares (1999: 3.8 million; 1998: 1.9 million).

Deferred bonus share plans

Deferred bonus share awards were granted in early 2000 to 104 senior managers, excluding the executive directors. The awards were made as a special 1999 deferred bonus and are conditional on continued employment, generally for a two-year retention period ending in February 2002 when they will be released. The 1.4 million shares awarded will be met from shares held by Reuters ESOTs. Included in the awards were grants to non-director executive officers of, in aggregate, 180,000 shares.

Discretionary stock option plan (DSO)

A new global discretionary stock option plan was approved by the Remuneration Committee in October 2000. Options with an aggregate face value not exceeding £140 million are being granted to approximately 4,000 executives, excluding executive directors. One half of the options (4.5 million shares) were granted in December 2000 at an exercise price equivalent to the market value at the date of grant of 1139p. Vesting will occur over four years, generally 25% per annum, expiring seven years after grant. Reflecting the addition of the new option scheme, the number of participants and size of awards to be granted in 2001 under the performance-related share plan described above, will be less than in prior years.

Current obligations under this plan will be met from shares held by the ESOTs.

20  Reuters Group PLC Annual Report and Form 20-F 2000

LONG-TERM PLANS OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

Instinet Group LLC — Instinet 2000 stock option plan

During 2000, a plan was established permitting the grant of options for up to 10% of the number of outstanding shares of common stock of Instinet Group LLC. Under the terms of the plan, options may be granted to directors and employees of Instinet at an exercise price of not less than fair market value at the date of grant. Options vest in instalments over a four-year period with a term not exceeding 10 years.

At 31 December 2000, options outstanding related to 6,892,850 Instinet shares, equivalent to 3.8% of Instinet’s common stock. Included were options relating to 167,000 shares granted to an executive officer of Reuters, at an exercise price of $15 per share, vesting through March 2004 and expiring in March 2007. Options have been granted to approximately 1,600 employees and have an exercise price of $15.00 or $16.30 per share with a term of seven years.

Radianz Limited — Radianz 2000 stock option plan

Radianz, the joint venture between Reuters and Equant, has adopted an all-employee share option plan covering up to 15% of its equity. Under the terms of the plan, options may be granted, at not less than fair market value, to directors and employees of Radianz. Options will become exercisable according to a vesting schedule, generally covering a period of four years and expiring at the end of seven years.

Obligations under the option plan are to be met from shares held by the Radianz Employee Trust. At 31 December 2000 options outstanding related to approximately 10.9% of Radianz issued capital.

Included in those outstanding, were options relating to 2,350,571 shares granted to an executive officer of Reuters. The options are at an exercise price of $6.81 per share, vesting through July 2004 and expiring in July 2007. These options represent 1% of Radianz share capital on a fully diluted basis.

TIBCO Finance Technology Inc. — stock option plan

Following the creation, in late 1996, of TSI, to exploit middleware products outside the finance industry, an option plan was established over TSI shares for employees of TIBCO Finance Technology, a wholly owned subsidiary of Reuters. These options are being satisfied through existing TSI shares owned by Reuters. As at 31 December 2000 options had been granted to TIBCO Finance employees equivalent to approximately 15% of TSI on a diluted basis.

Other subsidiaries

A number of small subsidiaries in the Group operate profit sharing plans or option plans over their own unissued shares.

ALL-EMPLOYEE SHARE PLANS

Plan 2000

In 1998 an all-employee option plan was introduced. All staff had the chance to apply for a single award of options to acquire 2000 shares, generally at an exercise price of 550p per share being the market price at the date of grant. At 31 December 2000 options to acquire a total of 24,724,000 shares were outstanding to over 12,000 employees and are generally exercisable in September 2001, expiring in September 2005.

Save-as-you-earn (SAYE) and stock purchase plans

Employees are eligible to save a fixed sum each month and to use these funds to exercise options over Reuters shares. Generally, the exercise price is fixed at 20% below the market price at the start of the savings period. The maximum monthly savings is £250 for up to five years.

Reuters also offers an employee stock purchase plan for most US-based employees in which employees can elect to participate in lieu of the SAYE Plan. Monthly savings are transferred to a designated broker who purchases ADSs at available market prices for the accounts of the employees.

Reuters Group PLC Annual Report and Form 20-F 2000  21

REPORT ON REMUNERATION AND RELATED MATTERS continued

DIRECTORS’ AND EXECUTIVE OFFICERS’ OPTIONS

Vested options on Reuters Group PLC ordinary shares held by directors and executive officers during 2000 were as follows:

	NUMBER OF OPTIONS
	DATE OF GRANT	AT 31 DEC 1999 OR LATER DATE OF APPOINTMENT	GRANTED OR (LAPSED) ON RESIGNATION	AT 31 DEC 2000 OR EARLIER DATE OF RESIGNATION	EXERCISE PRICE		NET VALUE AT 31 DEC 2000 OR EARLIER DATE OF RESIGNATION £000	DATE FROM WHICH EXERCISABLE	EXPIRY DATE

Sir Christopher Hogg
SAYE	Mar 1997	2,065	—	2,065	501.0	p	13	Apr 2002	Oct 2002
	Mar 1999	1,012	—	1,012	667.0	p	5	May 2004	Oct 2004

		3,077	—	3,077			18

Peter Job
SAYE	Mar 1997	2,065	—	2,065	501.0	p	13	Apr 2002	Oct 2002
	Mar 1998	1,443	—	1,443	478.0	p	9	Apr 2003	Oct 2003
Plan 2000	Sep 1998	2,000	—	2,000	550.0	p	12	Sep 2001	Sep 2005

		5,508	—	5,508			34

Tom Glocer (appointed 5 June 2000)
Executive	Feb 1994	13,716	—	13,716	$ 7.287		88	Feb 1997	Feb 2005
SAYE	Mar 1999	1,512	—	1,512	$ 13.677		3	May 2004	Oct 2004
Plan 2000	Sep 1998	2,000	—	2,000	550.0	p	12	Sep 2001	Sep 2005

		17,228	—	17,228			103

Jean-Claud Marchand
SAYE	Sep 1996	1,721	—	1,721	601.2	p	9	Oct 2001	Apr 2002
	Mar 1997	1,377	—	1,377	501.0	p	9	Apr 2002	Oct 2002
Plan 2000	Sep 1998	2,000	—	2,000	550.0	p	12	Sep 2001	Sep 2002

		5,098	—	5,098			30

John Parcell (resigned 15 January 2000)
Executive	Aug 1992	40,000	—	40,000	253.5	p	259	Aug 1995	Jul 2000
SAYE	Mar 1997	2,065	(1,004)	1,061	501.0	p	4	Jan 2000	Jul 2000
Plan 2000	Sep 1998	2,000	—	2,000	550.0	p	7	Jan 2000	Jul 2000

		44,065	(1,004)	43,061			270

Rob Rowley
SAYE	Mar 1997	2,065	—	2,065	501.0	p	13	Apr 2002	Oct 2002
	Mar 1998	1,443	—	1,443	478.0	p	9	Apr 2003	Oct 2003
Plan 2000	Sep 1998	2,000	—	2,000	550.0	p	12	Sep 2001	Sep 2005

		5,508	—	5,508			34

David Ure (resigned 24 July 2000)
Plan 2000	Sep 1998	2,000	—	2,000	550.0	p	14	Sep 2001	Sep 2005

22 Reuters Group PLC Annual Report and Form 20-F 2000

DIRECTORS’ AND EXECUTIVE OFFICERS’ OPTIONS continued

	NUMBER OF OPTIONS
	DATE OF GRANT	AT 31 DEC 1999 OR LATER DATE OF APPOINTMENT	GRANTED OR (LAPSED) ON RESIGNATION	AT 31 DEC 2000 OR EARLIER DATE OF RESIGNATION	EXERCISE PRICE		NET VALUE AT 31 DEC 2000 OR EARLIER DATE OF RESIGNATION £000	DATE FROM WHICH EXERCISABLE	EXPIRY DATE

André Villeneuve (resigned 7 February 2000)
SAYE	Mar 1997	2,065	—	2,065	501.0	p	10	Apr 2002	Oct 2002
	Mar 1998	1,443	—	1,443	478.0	p	8	Apr 2003	Oct 2003
Plan 2000	Sep 1998	2,000	—	2,000	550.0	p	9	Sep 2001	Sep 2005

		5,508	—	5,508			27

Non-director executive officers
as a group (3 persons)
SAYE	Sep 1996	1,721	—	1,721	601.2	p	9	Oct 2001	Apr 2002
	Mar 1997	3,442	—	3,442	501.0	p	22	Apr 2002	Oct 2002
	Mar 1998	1,426	—	1,426	478.0	p	9	Apr 2003	Oct 2003
	Mar 1999	435	—	435	667.0	p	2	May 2004	Oct 2004
	Mar 2000	—	390	390	992.0	p	1	Apr 2003	Oct 2005
DSO	Dec 2000	—	18,830	18,830	1139.0	p	—	Dec 2001	Dec 2007
Plan 2000	Sep 1998	6,000	—	6,000	550.0	p	35	Sep 2001	Sep 2005

		13,024	19,220	32,244			78

No options were granted to, or exercised by, directors during their period of office in 2000 (1999: none exercised). The closing mid-market price of Reuters ordinary shares on 24 July 2000 was 1258p and on 31 December 2000, 1133p. During 2000 the price for Reuters ordinary shares ranged between 758.5p and 1620p.

The number of options outstanding under all option plans for ordinary shares of Reuters Group PLC at 31 December 2000 related to 36,318,946 shares. The number of shares issued under share options granted over the 10 years to 31 December 2000, combined with the total options outstanding at 31 December 2000 relating to the same grants, was approximately 5.5% of issued capital at that date. This compares with a maximum authorised level of 10%. At 31 December 2000 the ESOTs held 24,512,865 ordinary shares, approximately 1.7% of issued share capital. The authorised limit is 5%.

Reuters Group PLC Annual Report and Form 20-F 2000  23

REPORT ON REMUNERATION AND RELATED MATTERS continued

DIRECTORS’ AND EXECUTIVE OFFICERS’ INTERESTS

The interests of directors and executive officers in the issued share capital of the company and in shares underlying savings schemes, options and incentive plans were as follows:

			INTERESTS AT 16 FEBRUARY 2001
	SHARES AT 31 DECEMBER						LONG-TERM INCENTIVE
	2000	1999	SHARES	SAYE	EXECUTIVE OR DISCRETIONARY OPTIONS	PLAN 2000	VESTED	NON- VESTED	DEFERRED BONUS

Directors:
Sir Christopher Hogg	31,693	31,693	31,693	3,077	—	—	—	—	—
Peter Job	216,510	224,994	216,510	3,508	—	2,000	51,424	318,885	—
Tom Glocer	10,266	—	10,266	1,512	13,716	2,000	—	85,969	135,000
David Grigson	—	—	—	—	—	—	—	42,579	—
Sir John Craven	6,846	6,846	6,846	—	—	—	—	—	—
Philip Green	2,000	—	2,000	—	—	—	—	124,320	15,000
Jean-Claude Marchand	32,346	65,425	32,346	3,098	—	2,000	32,597	213,181	—
Robert Mendoza	8,000	8,000	8,000	—	—	—	—	—	—
Dick Olver	3,000	3,000	3,000	—	—	—	—	—	—
Rob Rowley	138,665	182,473	138,665	3,508	—	2,000	32,064	196,846	—
Charles Sinclair	10,062	10,062	10,062	—	—	—	—	—	—
Ian Strachan	1,500	—	1,500	—	—	—	—	—	—

Non-director executive officers as
a group (5 persons):	312,530	n/a	312,530	10,922	18,830	10,000	90,506	540,018	30,000

Directors were the beneficial holders of all shares listed, except for shares held by family members of Peter Job: 11,117 shares (1999: 3,050) and Rob Rowley: 5,606 shares (1999: 5,606). No director or executive officer beneficially owns 1% or more of the company’s issued share capital.

None of the directors has notified the company of an interest in any other shares, transactions or arrangements which require disclosure. There have been no movements in the interests of the directors in the share capital of the Group companies since 31 December 2000 other than the lapsing of 16% of their 1996 awards under the long-term incentive plan.

On behalf of the Board

/s/ Christopher Hogg

Sir Christopher Hogg
Chairman
16 February 2001

24  Reuters Group PLC Annual Report and Form 20-F 2000

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

Financial reporting

Reuters directors are required by UK company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit and cash flows of the Group for the period. Reuters is also required to prepare financial statements in accordance with the requirements of the US SEC.

Reuters has complied with both UK and US disclosure requirements in this report in order to present a consistent picture to all shareholders. In preparing the financial statements, applicable accounting standards have been followed, suitable accounting policies have been used and applied consistently and reasonable and prudent judgements and estimates have been made.

The directors have reviewed the Group’s budget and cash flow forecast for the year to 31 December 2001 and outline projections for the subsequent year in the light of the sound financial position and borrowing facilities at 31 December 2000. On the basis of this review the directors are satisfied that Reuters is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

Internal controls

The directors acknowledge their responsibility for the Group’s system of internal control and confirm they have reviewed its effectiveness. In doing so, the Board has taken note of the guidance for directors on internal control, Internal Control: Guidance for Directors on the Combined Code (the Turnbull guidance).

The Board confirms that there is a process for identifying, evaluating and managing significant risks faced by the Group. This process has been in place for the full financial year and is ongoing. It is regularly reviewed by the Group Executive Committee and by the Board and accords with the Turnbull guidance. The Board considers it is appropriately designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits.

During 2000, the directors were not aware of any control breakdowns which resulted in a material loss.

The Board appointed the Group Executive Committee as a sub-committee for the purpose of monitoring, on a continual basis during the year, the effectiveness of the Group’s internal control system.

Using a common risk management framework throughout the business, each Division (Reuters Information, Reuters Trading Solutions, Reuterspace and Instinet) summarises the risks that could impede the achievement of its objectives. For each significant risk, an overview of the risk, how it is managed and any improvement actions required are documented. Following each review, a report is submitted to and reviewed by the Group Executive Committee. A common risk assessment process has also been adopted by other corporate functions such as Finance, and major project teams.

At the year end, before producing the statement on internal control in the annual report and accounts, the Group Executive Committee considers the operation and effectiveness of the Group’s internal control system. This review includes consideration of each of the most significant risks the Group faces and how well these are controlled and managed. Based on this review, the Chief Executive provides a written report (Reuters Group Risk Radar) to the Board detailing how the Group is managing its significant risks.

The control system includes written policies and control procedures, clearly drawn lines of accountability and delegation of authority and comprehensive reporting and analysis against approved budgets. In a growing group of the size, complexity and geographical diversity of Reuters it should be expected that breakdowns in established control procedures might occur. There are supporting policies and procedures for reporting and management of control breakdowns.

In addition, the Group monitors its internal financial control system through management reviews, control self-assessment, and a programme of internal audits. Internal Audit independently reviews the controls in place to manage significant risks and reports to the Audit Committee twice a year. The Audit Committee reviews the assurance procedures, including compliance controls, on a bi-annual basis and reports its findings to the Board.

The Group’s external auditors, PricewaterhouseCoopers, have audited the financial statements and have reviewed the work of the internal auditors and the internal control systems to the extent they consider necessary to support their audit report. The Audit Committee has met the internal auditors and PricewaterhouseCoopers to discuss the results of their work.

By order of the Board

/s/ Rosemary Martin

Rosemary Martin
Company Secretary
16 February 2001

Reuters Group PLC Annual Report and Form 20-F 2000  25

AUDITORS’ REPORT TO THE MEMBERS OF REUTERS GROUP PLC

Audit report

We have audited the financial statements on pages 39-73, which have been prepared under the historical cost convention and the accounting policies set out on pages 72-73, and the summary of differences between UK and US generally accepted accounting principles on pages 74-78.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual report and Form 20-F as described on page 25. This includes responsibility for preparing financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the corporate governance statements on pages 14-15 reflects the company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group at 31 December 2000 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the United Kingdom Companies Act 1985.

United States opinion

In our opinion the financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2000, 1999 and 1998 and the results of its operations and cash flows for each of the three years in the period ended 31 December 2000, all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December 2000, and consolidated shareholders’ equity at 31 December 2000, 1999 and 1998, all expressed in pounds sterling, as shown in the summary of differences between UK and US generally accepted accounting principles set out on pages 74-78.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants
and Registered Auditors
London
16 February 2001

26  Reuters Group PLC Annual Report and Form 20-F 2000

OPERATING AND FINANCIAL REVIEW

The following review has been prepared in accordance with both the recommendation of the UK Accounting Standards Board in their statement entitled Operating and Financial Review, and the US requirement for an Operating and Financial Review and Prospects.

Under US law all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under Risk Factors on pages 36-38 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such factors.

1.  FINANCIAL PERFORMANCE

	2000 £M		1999 £M		1998 £M

Revenue	3,592		3,125		3,032

Operating profit
— divisions	609		603		611
— business transformation	(139)		—		—

Normalised operating profit	470		603		611
TIBCO Software/Reuters
Business Briefing	—		(7)		(15)
Associates/investment
income	(16)		(1)		7
Net interest receivable/
(payable)	3		(4)		2

Normalised PBT	457		591		605
Goodwill amortisation	(71)		(61)		(51)
Net gains on disposals	271		102		26

Reported PBT	657		632		580
Dividend per share	16.0	p	14.65	p	14.4	p
Normalised EPS	21.7	p	27.8	p	29.1	p
Basic EPS	37.9	p	30.2	p	26.7	p

Underlying growth excludes acquisitions and disposals and significant once-off items in the period under review and is stated at comparable exchange rates.

Normalised profits and earnings exclude amortisation of goodwill and gains/losses on the disposal of subsidiaries and fixed asset investments.

Actual revenue increased 15% to £3,592 million. Underlying revenue increased 13% in 2000, compared with 2% in 1999.

Divisional profit before business transformation costs increased 1% in 2000 to £609 million, compared with a 1% fall in 1999. Underlying divisional operating profit grew 11% in 2000, compared to 3% in 1999.

Divisional profit includes recognised net currency hedging gains which were £5 million in 2000, compared with £9 million in 1999 and £45 million in 1998. Actual rates performance in 2000 was adversely impacted by the strength of sterling against the euro, partially offset by sterling’s weakness against the US dollar and Japanese yen.

In February 2000 Reuters announced a programme to invest a total of £500 million to accelerate the migration of its core financial business to an internet business model and to develop web-enabled internal systems and processes. In 2000 expenditure on the programme amounted to £139 million (for further details, see page 28).

Normalised operating profit, which includes business transformation costs, fell 21% in 2000 compared with a 1% fall in 1999.

The normalised operating profit margin in 2000 was 13.1%, compared with a 19.3% margin in 1999 and one of 20.2% in 1998. Excluding business transformation costs, the normalised operating profit margin was 16.9% in 2000.

Reuters share of net operating losses (before goodwill) in associates and joint ventures rose from £3 million in 1999 to £21 million in 2000. In 2000 a profit of £2 million from TSI was more than offset by losses reported from the new joint ventures and associates Radianz, Sila Communications and Multex Investor Europe. TSI and Reuters Business Briefing (RBB, now part of Factiva) became associated companies in 1999. In 1998 there was a profit of £4 million from associates and joint ventures.

Income from fixed asset investments was £5 million in 2000 compared to £2 million in 1999 and £3 million in 1998.

The £3 million net interest income in 2000 reflected £13 million of interest receivable from associates and joint ventures and £10 million of net interest payable. This compared with a £4 million net interest expense in 1999 and £2 million net interest income in 1998.

	£M	£M

1999 Normalised PBT		591
Core Reuters
Underlying growth in RF (+19%)	83
Business transformation	(139)
Investment in RS	(52)

		(108)
Instinet
Investment	(44)
Underlying growth in equities (+44%)	65

		21
Other movements		(47)

2000 Normalised PBT		457

Normalised profit before tax fell by 23% in 2000 to £457 million, compared with a decrease of 2% in 1999. The decline in 2000 reflected increased investment in new initiatives at Instinet and Reuterspace and business transformation costs, partly offset by higher underlying growth in Reuters Financial and Instinet’s equities business.

Reported profit before tax grew by 4% to £657 million in 2000, compared with an increase of 9% in 1999.

Total goodwill amortisation in 2000 was £71 million, of which £12 million related to associates and joint ventures. This compares to goodwill amortisation of £61 million in 1999 of which £14 million was in respect of associates and joint ventures. Goodwill amortisation in

Reuters Group PLC Annual Report and Form 20-F 2000  27

OPERATING AND FINANCIAL REVIEW continued

1998 was £51 million of which £5 million was in respect of associates.

Net gains on disposal were £271 million compared to £102 million in 1999 and £26 million in 1998. A follow-on public offering in March 2000 of 4.8 million TSI shares resulted in a book profit for Reuters of £160 million. This was subsequently reduced by £3 million as a result of the exercise of options held by TIBCO Finance employees. Reuters has sold no shares in TSI other than to meet its obligations under an option plan of TIBCO Finance, a wholly owned Reuters subsidiary, and received no proceeds from the sale of TSI shares other than the exercise price of such options.

Profits on disposal of Greenhouse investments in 2000 were £83 million compared to £37 million in 1999 and £26 million in 1998. The profit in 2000 was offset in part by a write-down of £30 million to reflect a decline in the carrying value of certain investments. No write-downs were booked in 1999 or 1998.

The disposal of Reuters interest in Safetynet generated a further profit of £37 million in 2000.

Earnings before interest, taxation, depreciation and amortisation (EBITDA) declined 19% to £730 million on a normalised basis and fell 1% to £1,001 million on a reported basis. This compares with a fall in 1999 of 3% on a normalised basis and growth of 5% on a reported basis.

The tax charge for 2000 is based on an effective tax rate of 17% on profit before goodwill amortisation, compared with a rate of 30% in 1999 (31% in 1998) and the current UK corporate tax rate of 30%. The lower effective tax rate reflects the beneficial tax consequences of the gain arising from the TSI follow-on share offer (on which no tax arises) and from tax deductions arising from the exercise of TSI stock options held by TIBCO Finance employees. On a normalised basis the tax rate for 2000 was 33%, down from 34% in 1999. Changes to UK legislation affecting UK based multinationals and other adverse mix effects are expected to add between 1% and 3% to the Group’s effective rate of tax on normalised profits.

The final dividend rose to 12.35p which, when added to the interim dividend of 3.65p per share, amounts to an increase of 9% for the full year. As announced in February 2000, during the period of business transformation, Reuters dividend policy will be aligned to the results of Reuters Financial, which comprises Reuters Information and Reuters Trading Solutions divisions.

Basic earnings per share grew by 26% in 2000 compared to an increase of 13% in 1999. Normalised earnings per share decreased 22% in 2000 compared to a 5% decrease in 1999.

Business transformation

Transformation initiatives have been categorised into two groups:

The development of a new product architecture that will create new personalised products for existing and new users along a continuum of price points that offer lower cost of ownership, segmented service and support, and a customer focused and rapid approach to product development.

Organisation and process transformation that will create an organisation structure that is aligned to the emerging opportunities in each of our different customer segments supported by web-enabled internal systems and processes that maximise the economies of our global scale.

Expenditure on business transformation was £139 million in 2000 compared to an original estimate of £150 million. This was made up of £88 million on new product architecture and £51 million on organisation and process transformation. Costs in 2000 were incremental to the existing base and included expenditure on consultants, contractors and severance. Reuters anticipates further costs of £150 million in 2001 and is committed to delivering £150 million of savings to the bottom line by 2003, with a majority of the savings expected to flow through to profit and operating margins in 2002.

Research and development

Research and development expenditure totalled £276 million in 2000 compared with £197 million in 1999 and £200 million in 1998. This expenditure excludes costs associated with business transformation. Of the total expenditure, £152 million related to Reuters Financial (1999: £146 million), £27 million to Reuterspace (1999: £5 million), £81 million to Instinet (1999: £41 million) and a further £16 million (1999: £5 million) related to the Chief Technology Office (CTO).

Activities in 2000 included enhancements to the data capture systems; redesign of the client-facing interface at Instinet; further development of the Fixed Income and retail products at Instinet; the retail Personal Finance portal; and corporate security and software process improvements by the CTO.

Cash flow

	REUTERS FINANCIAL £M	REUTERSPACE £M	INSTINET £M	TOTAL £M

Operating profit	517	(67)	157	607
Depreciation	216	14	46	276
Capex	(190)	(20)	(64)	(274)
Working capital
movements	(10)	11	44	45

Divisional cash
flow	533	(62)	183	654

Cash conversion	103%	(93%)	117%	108%

Business
transformation				(97)
Acquisitions/
Investments				(463)
Disposals				145
Dividends				(205)
Taxation				(159)
Other				50

Net movement				(75)

Divisional cash conversion is the percentage of divisional operating profit, before business 28 Reuters Group PLC Annual Report and Form 20-F 2000

transformation costs, converted into cash. Strong performances were demonstrated by Reuters Financial and Instinet.

2.  OPERATING PERFORMANCE

Revenue by type

	YEAR TO 31 DECEMBER
	2000%	1999%	1998%

Recurring	71	75	73
Usage	24	19	19
Outright	5	6	8

Total	100	100	100

Recurring revenue is principally derived from the sale of subscription services. During the last three years over two-thirds of recurring revenue was generated by Reuters Financial and the majority of the remainder within Reuterspace.

Usage-based revenue is principally derived from Instinet and Reuters Financial’s Dealing 2000-2 product. The proportional increase in 2000 was attributable to the growth in Instinet revenues.

Outright revenue comprises once-off solution sales including information management systems and risk management software. The vast majority of this revenue was generated by Reuters Financial in each of the last three years.

Divisional performance

Divisional performance, as discussed below, excludes business transformation costs and goodwill. Net currency gain comprises profits on hedging activities offset by balance sheet revaluation losses.

	YEAR TO 31 DECEMBER
	2000 £M	1999 £M	1998 £M

Reuters Information	283	253	158
Reuters Trading Solutions	234	230	286

Reuters Financial	517	483	444
Reuterspace	(67)	(15)	(27)
Instinet	157	129	155

	607	597	572
Net currency gain	2	6	39

Divisional operating profit	609	603	611

Reuters Financial

Reuters Financial had a strong end to 2000 and expects top line growth in the first half of 2001 to match the pace set in the second half of last year. Underlying operating profit grew by 19% in 2000 reflecting tight cost control partially balanced by parallel running in our technical centres as Reuters prepares for deployment of internet technology and the build up of Reuters Consulting.

The calculation of underlying profit excludes the beneficial impact in 1999 of the reversal of the £25 million data feed accrual.

Reuters Information

Reuters Information (RI) provides information products for finance professionals. The division’s focus is on four main markets: foreign exchange and money; commodities (including energy); fixed income and equities.

	YEAR TO 31 DECEMBER
	2000 £M	1999 £M	1998 £M

Revenue	1,737	1,619	1,531

Operating profit	283	253	158
Operating margin	16.3%	15.6%	10.3%

	YEAR TO 31 DECEMBER
RI REVENUE ANALYSIS	2000 £M	1999 £M	1998 £M

High tier (international
products)	795	775	746
Middle tier (domestic
products)	225	201	191
Lower tier (off trading
floor etc)	24	12	6
Other revenue (site fees
exchange fees, 3rd party
data etc)	693	631	588

Total revenue	1,737	1,619	1,531

Overall revenue growth of 7% was driven by strong sales in domestic and off trading floor products reflecting our strategy to broaden the revenue base beyond our high tier real-time users. Revenue growth in 1999 was 6%.

High end revenues include 3000 Xtra, our new flagship product, which sold over 27,000 accesses with a number of notable major sales such as Merrill Lynch and Lehman Brothers. By 31 December 2000, we had installed 10,800 positions.

Middle tier growth showed the success of our strategy in the US where Reuters Plus continued to do well with over 60,000 accesses sold by the end of 2000.

There was strong demand for our lower tier products. Reuters Investor was a major contributor to growth in the US and Europe.

The 10% increase in Other revenue reflected the growth in demand for broader information sets and add on services. Approximately 40% of Other revenue was recovery of exchange, installation and communication fees for which there is an almost equal and opposite cost.

On a geographic basis we saw strong underlying growth in The Americas (up 12%), Japan (up 7%) and in the main European geographies (up 8%).

The operating margin continued to improve from 15.6% in 1999 to 16.3% in 2000 (1998: 10.3%). Strong revenue growth throughout the

Reuters Group PLC Annual Report and Form 20-F 2000  29

OPERATING AND FINANCIAL REVIEW continued

year and the continued tight control over costs both contributed to the margin improvement.

Reuters Trading Solutions

Reuters Trading Solutions (RTS) aims to meet the technology and transaction needs of clients in treasury and banking, corporate treasuries, securities broking and sales, asset management and personal financial services. RTS comprises three business groupings: Transactions, Applications and Enterprise Solutions and Retail Solutions.

	YEAR TO 31 DECEMBER
	2000 £M	1999 £M	1998 £M

Revenue	822	780	827

Operating profit	234	230	286
Operating margin	28.5%	29.5%	34.6%

Revenue declined in the first half of 2000 reflecting the low order book at the beginning of the year. The pick-up in orders following Y2K delivered improved growth in the second half resulting in actual revenue growth in 2000 of 5%. In 1999 there was a revenue decline of 6% actual and 5% on an underlying basis.

Fourth quarter revenue growth was flattered by comparison to the equivalent quarter last year which was impacted by the pre-millennium slowdown.

	YEAR TO 31 DECEMBER
RTS REVENUE ANALYSIS	2000 £M	1999 £M	1998 £M

Transactions	402	402	429
Applications and Enterprise
Solutions	385	350	379
Retail Solutions	35	28	19

Total revenue	822	780	827

Underlying revenue in Transactions fell 2% in 2000, compared to 7% in 1999, reflecting the continuing slow decline of the foreign exchange market.

The roll out of Dealing 3000 is progressing well. Approximately 20% of the installed Dealing base had been upgraded by the end of the year.

The fall in Conversational Dealing products revenue was offset by good growth in Dealing 2000-2 and sales of Automated Dealing Systems for the Treasury market.

Applications and Enterprise Solutions revenues recovered from 1999 as predicted, driven by sales of middleware and order routing solutions, with particularly strong fourth quarter growth.

Retail Solutions products for providers of personal financial services grew strongly, albeit off a low base.

Reuters Consulting was formed during the year to deliver integrated client solutions around a range of Reuters content and technology.

Operating margins declined by 1% to 28.5% due to the change in mix of revenues and investments made in growth areas, notably Reuters Consulting and Retail Solutions.

Reuterspace

The Reuterspace (RS) strategy is to utilise existing Reuters assets to exploit new market opportunities beyond the traditional wholesale financial market.

	YEAR TO 31 DECEMBER
	2000 £M		1999 £M	1998 £M

Revenue	235		157	154

Operating loss	(67)		(15)	(27)
Operating margin	(28.	2%)	(9.4%)	(17.	4%)

Underlying revenue growth of 16% in 2000 was driven primarily by growth in online media revenues which more than doubled, but was partially offset by reduced revenue from television. Underlying revenue growth in 1999 was 9%.

Actual revenue growth of 50% compared to 2% growth in 1999 was boosted by the acquisitions of The Tower Group (1999), The Yankee Group and O R Telematique (ORT). These acquisitions reflect the division’s strategy of building large scale business audiences seeking value added information and e-solutions.

Increased investment in the Retail Finance Portals, reuters.com and online media expansion as well as business incubation initiatives contributed to the higher loss in 2000. Branding costs also increased significantly, to £10 million from £1 million in 1999. Investment in Reuterspace is expected to continue at similar levels to that seen in 2000.

The balance of operating losses in Reuterspace comprised the cost of operating the Greenhouse Fund and the central business development groups.

30  Reuters Group PLC Annual Report and Form 20-F 2000

The primary purpose of the Greenhouse Fund is to assist Reuters technology planning and to improve time to market of technology within the Reuters product offering.

	YEAR TO 31 DECEMBER
GREENHOUSE PERFORMANCE	2000 £M	1999 £M	1998 £M

Profits from disposals	83	37	26
Write-down	(30)	—	—

	53	37	26

Investments
Quoted at market value	99	438	47
Unquoted at cost	219	57	10

In 2000, the Greenhouse Fund invested £184 million, comprising investment in 50 new companies and follow-on funding of existing investments, bringing the total number of investments to 90. A number of disposals were made in the year, realising a pre-tax profit of £83 million, up from £37 million in 1999 and £26 million in 1998.

At 31 December 2000 the market value of quoted investments was £99 million, compared to £438 million at the end of 1999 and £47 million at the end of 1998. Unquoted investments cost £219 million, compared to £57 million in 1999 and £10 million in 1998.

The write-down reflects the fact that the market value of certain quoted investments and the estimated value of some unquoted investments have fallen below their carrying value.

While an IPO is no longer intended for the Greenhouse Fund, Reuters anticipates bringing in strategic investors.

Instinet

Instinet provides global electronic equity and fixed income brokerage services to investment professionals.

	YEAR TO 31 DECEMBER
	2000 £M	1999 £M	1998 £M

Revenue	804	525	446

Operating profit	157	129	155
Operating margin	19.5%	24.5%	34.7%

Actual revenues increased 53% and underlying increased 40% in 2000, primarily due to increased trading volumes and in the case of actual revenues, the acquisition of Lynch, Jones & Ryan. The 1999 growth was 18% and 15% respectively. The revenue split in 2000 was 76% US and 24% International.

Underlying US revenue growth was 34% and International was 61%. US revenue growth was generated from increased volumes of equities traded and the expansion of the Instinet third party clearing services. The International revenue was predominantly generated from transactions in Europe.

Instinet’s average share of the Nasdaq market was 13.7% for 2000 compared with 13.3% for 1999 and 14.3% for 1998. The average revenue per share traded in 2000 declined by 8%.

Instinet’s Fixed Income product was launched in 2000 with revenues in the year of £3 million.

Instinet decided not to proceed with the launch of its retail brokerage product. Instead, Instinet plans to offer the service through traditional and online securities brokers and through its wholesale operations.

Operating margin declined to 19.5% from 24.5% in 1999 due to investment in the retail and Fixed Income products, investment in trading capacity to accommodate increased volumes and the build up of corporate costs prior to the IPO.

On 8 February 2001, Instinet filed a Registration Statement with the US Securities and Exchange Commission with respect to the previously announced IPO of a minority stake.

For information concerning certain rules that could affect Instinet’s business see risk factor: Changes in regulatory requirements could cause Instinet and its affiliates to incur significant expenses or impair their ability to conduct their businesses, on page 38.

Revenue by geography

	YEAR TO 31 DECEMBER
REVENUE	2000 £M	1999 £M	1998 £M

EMA	1,689	1,643	1,663
The Americas	1,344	979	880
Asia/Pacific	559	503	489

Total	3,592	3,125	3,032

Reuters Group PLC Annual Report and Form 20-F 2000 31

OPERATING AND FINANCIAL REVIEW continued

Revenue growth in Europe, Middle East and Africa (EMA) in 2000 was 3% actual and 5% on an underlying basis compared to an actual 1% fall and an underlying increase of 1% in 1999. The biggest impetus of growth in this region was Instinet International which grew 61% on an underlying basis.

Actual revenue growth in The Americas was 37% and 23% underlying in 2000 compared to an actual increase of 11% in 1999 and a 10% underlying increase. There was strong underlying revenue growth across the whole region but North America, in particular, grew 6%, and Instinet US grew 34%.

Actual revenue growth in Asia/Pacific was 11% in 2000 compared with 3% in 1999. Underlying growth was 4% in 2000 compared with 4% decline in 1999. Underlying revenue growth in most countries was relatively flat except for Japan, which grew by 10%.

Joint ventures and associates

Excluded from operating profit is the performance of a number of strategic alliances, joint ventures and minority stakes. The more significant of these include:

Radianz, a joint venture with Equant that became operational from 1 July 2000. Radianz plans to develop the world’s largest secure internet protocol network for financial markets. Although Reuters owns 51% of the joint venture its control is limited to 50%. Reuters has contributed most of its network assets to Radianz. Reuters share of Radianz operating losses in 2000 was £9 million.

TIBCO Software Inc. (TSI), a US publicly traded company which enables businesses to integrate enterprise applications and deliver personalised information through enterprise portals, was spun off by Reuters in 1999.

Reuters has a 57% economic interest in TSI but its voting rights are restricted to 49% and accordingly TSI is accounted for as an associate. If all outstanding employee options over TSI shares were exercised, Reuters shareholding in TSI would be 42%. Reuters share of TSI’s profits in 2000 was £2 million (1999: £3 million loss).

Factiva, a 50%-owned joint venture with Dow Jones formed in 1999 that combines the businesses of RBB and Dow Jones Interactive. Reuters share of Factiva’s losses in 2000 was £1 million, compared with £4 million in 1999.

Multex Investor Europe, a 50%-owned joint venture with Multex.com Inc., formed in February 2000 to provide dedicated broker research and investment information to private investors in Europe. Reuters share of Multex Investor Europe losses was £4 million in the year. Reuters holds a 6.2% stake in Multex.com Inc. In addition, Multex Investor Japan, a 50%-owned joint venture with Multex.com Inc., was formed in February 2001 to provide similar services in Japan.

Atriax, a consortium formed in late 2000, owned 25% by Reuters, that aims to become the premier e-market place for foreign exchange by bringing together the world’s liquidity providers offering institutional and corporate services.

Sila Communications, a 40%-owned venture with Aether Systems created in May 2000 to provide wireless data service in Europe. Reuters share of Sila’s losses in 2000 was £7 million. Reuters owns a 7.2% interest in Aether Systems.

3.  GROUP COSTS

Divisional costs exclude business transformation, goodwill and currency hedging.

	YEAR TO 31 DECEMBER
COST BY DIVISION	2000 £M	1999 £M	1998 £M

RI	1,454	1,366	1,373
RTS	588	550	541

RF	2,042	1,916	1,914
RS	302	172	181
Instinet	647	396	291
Business transformation	139	—	—
TSI/RBB	—	59	104
Goodwill/other	51	33	(8)

Total	3,181	2,576	2,482

Actual costs in RF grew by 7% in 2000 compared with no growth in 1999. Underlying costs in RF grew 3% compared with a decline of 1% in 1999. The increase reflects costs to support revenue growth offset by tight cost control. RF margin has remained at approximately 20.2% during the last two years, an improvement of 1.4% against the 1998 margin of 18.8%.

Actual costs in RS grew 76% in 2000 and fell 5% in 1999. Underlying growth was 42% in 2000 compared with a 4% increase in 1999. This reflects a growth in investment in new business on initiatives such as the retail portal and online media.

Instinet actual costs grew 63% in 2000 compared with 36% cost growth in 1999, while underlying costs grew 47% in 2000 compared with 33% in 1999. This reflects the growth in revenue and a significant increase in costs to support the expansion of the business.

	YEAR TO 31 DECEMBER
COST BY FUNCTION	2000 £M	1999 £M	1998 £M

Production and
communications	1,731	1,556	1,571
Selling and marketing	621	513	479
Support services and
administration	633	466	425
Business transformation	139	—	—
Goodwill amortisation	59	47	46
Net currency gain	(2)	(6)	(39)

Total	3,181	2,576	2,482
% change
Actual	24%	4%
Underlying	19%	1%

Production and communications

This comprises costs involved in the development and delivery of Reuters products and content to its clients. Actual costs increased by 11% in 2000 compared to a 1% decline in 1999. The growth in costs is distorted by the data feed accrual reversal in 1999. Excluding this reversal, the growth in costs in 2000 was 9% reflecting revenue growth and the impact of Radianz.

32  Reuters Group PLC Annual Report and Form 20-F 2000

Selling and marketing

These costs relate to sales, marketing and client support services. Actual selling and marketing costs increased by 21% in 2000 (compared to growth of 7% in 1999), largely due to a significant expansion of Instinet’s business. Excluding Instinet’s costs, growth was 8% in line with revenue growth.

Support services and administration

This represents the cost of maintaining the company’s internal infrastructure, including internal systems, property and office costs, finance and legal and general management costs. Actual costs increased by 36% compared to growth of 10% in 1999. The increase was primarily due to an increase in support and management costs at Instinet together with costs associated with the acquisition of new subsidiaries.

	YEAR TO 31 DECEMBER
COST BY TYPE	2000 £M	1999 £M	1998 £M

Staff	1,176	987	928
Services	807	641	586
Depreciation	276	310	331
Data	296	227	242
Communications	245	178	178
Space	198	172	158
Other	44	61	59
Business transformation	139	—	—

Total	3,181	2,576	2,482
% change
Actual	24%	4%
Underlying	19%	1%

Actual staff costs rose by 19% in 2000 compared to 6% in 1999. The increase was principally due to acquisitions, additional staff required at Instinet to support higher trading volumes and a provision made for severance costs in relation to the realignment of Instinet’s retail business. Excluding Instinet, acquisitions and disposals, staff costs for 2000 rose 10% reflecting a combination of increased headcount and salary rises.

Actual services costs increased 26% in 2000 compared to 10% in 1999 reflecting increased settlement and clearing costs at Instinet and higher levels of branding and consulting expenditure.

Depreciation decreased by 11% in 2000 and by 6% in 1999 due to lower subscriber capital expenditure in 1999, and the transfer of assets from Reuters to Radianz in June 2000.

Data costs increased 30% in 2000 in part reflecting the data feed accrual reversal in 1999. Excluding the once-off reversal, data costs increased 17% in 2000 and 5% in 1999 reflecting the growth in exchange fees costs and the demand for more third party data.

Actual communication costs increased 38% in 2000 compared with a fall of 1% in 1999. Growth in communications costs in 2000 is distorted by a charge for the use of network assets which were transferred to Radianz in June 2000.

Actual space costs increased 15% in 2000 compared with 9% in 1999 mainly due to the expansion of Instinet and the impact of acquisitions.

4.  SHAREHOLDER VALUE

Reuters aims to grow its value and outperform its peers. Reuters believes that its mix of assets, some of which are unique to the company, will help it to meet this aim. These assets, some of which are not included in the consolidated balance sheet, include:

•	Reuters independence, as enshrined in the Reuters Trust Principles;

•	Goodwill attached to the Reuters name;

•	Software and other intellectual property;

•	Global databases of financial and other information;

•	An integrated global organisation including a skilled workforce;

•	The market value of various investments which are held at cost or net asset value under UK GAAP.

Reuters uses a model for measuring and ranking its total shareholder return (TSR) compared with that of the other 99 companies in the FTSE 100 index at the start of each measurement period. This model is used to determine vesting of awards under performance-linked share plans.

Reuters rankings over recent three-year measurement periods and the short measurement periods to 31 December 2000 are set out below:

5.  FINANCIAL NEEDS AND RESOURCES

Additions to tangible fixed assets were £282 million in 2000, £38 million higher than 1999 and £14 million lower than 1998. Subscriber equipment expenditure was £72 million in 2000, compared with £65 million in 1999 and £119 million in 1998. Other equipment additions were £210 million in 2000, £31 million higher than 1999 and £33 million higher than 1998. The increase in other equipment additions was primarily relating to property, software upgrades and new acquisitions.

Reuters spent £463 million on acquisitions and fixed asset investments in the year compared to £135 million in 1999 and £157 million in 1998. In 2000, £40 million was spent on Reuters shares acquired by an employee share ownership trust compared with £68 million in 1999 and £7 million in 1998. Cash receipts from

Reuters Group PLC Annual Report and Form 20-F 2000  33

OPERATING AND FINANCIAL REVIEW continued

the sale of fixed asset investments, principally relating to Greenhouse Fund disposals and the sale of Reuters interest in Safetynet, were £80 million compared to £39 million in 1999 and £34 million in 1998.

Reuters paid dividends of £205 million in the year, £207 million in 1999 and £188 million in 1998.

Net debt at 31 December 2000 amounted to £34 million, compared with net funds of £41 million at 31 December 1999 and net debt of £3 million at 31 December 1998. Net debt at 31 December 2000 comprised cash and short-term investments of £647 million offset by gross debt of £681 million.

Reuters expects to be able to finance its current business plans from ongoing operations and its existing resources and facilities.

At 31 December 2000 Reuters Group PLC had available a committed syndicated loan facility of £500 million which expires in December 2002, all undrawn at 31 December 2000.

A £1.5 billion Euro Commercial Paper Programme was established in 1998. At 31 December 2000, Reuters had outstanding obligations of £230 million under this programme, repayable at various dates up to March 2001.

In 1998 Reuters also established a £1.0 billion Euro Medium Term Note Programme. At 31 December 2000, Reuters had raised funds of £326 million under this programme, repayable at various dates from February 2001 up to November 2004.

6.  TREASURY MANAGEMENT

Over 85% of Reuters revenue is denominated in non-sterling currencies. Reuters also has significant costs denominated in foreign currencies with a different mix from revenue. Reuters profits are, therefore, exposed to currency fluctuations. The approximate proportion of operating profit excluding goodwill amortisation and currency gains attributable to each key currency group was as follows:

	YEAR TO 31 DECEMBER
OPERATING PROFIT BY CURRENCY	2000	1999	1998

Continental Europe
Euro currencies	107%	80%	80%
Other	18%	19%	19%
US dollar	57%	49%	54%
Japanese yen	22%	12%	13%
Sterling
Depreciation	(58%)	(52%)	(59%)
Other	(66%)	(19%)	(22%)
Other	20%	11%	15%

Total	100%	100%	100%

Sterling costs exceeded sterling revenues due to the level of UK-based marketing, development, operational and central management costs and depreciation which is largely accounted for in sterling once an asset has been acquired.

In broad terms, using the 2000 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £10 million in operating profits before hedging (1999: £10 million, 1998: £9 million).

Exchange rate movements had an adverse impact on reported revenue and operating profit before hedging, mainly due to the strength of sterling against European currencies.

A substantial proportion of Reuters cash investments are held in US dollar assets. Reuters decided in 2000 to issue a proportion of its gross borrowings in US dollars in order to better align the net interest expense and to hedge the translation exposure on the US dollar investments.

The risk that sterling might strengthen against foreign currencies is hedged within parameters laid down by the Board. The priority in treasury policy is to reduce the risk of year on year earnings volatility to acceptable levels while allowing a degree of flexibility to take advantage of market movements.

The main principles underlying currency hedging policies are as follows:

•	Committed hedging cannot exceed the underlying cash flow exposure;

•	Options may only be written against an underlying exposure;

•	Levels of currency hedging cannot exceed 90% of underlying exposure for the first 12 months and 70% for the following 12 months.

Reuters has adopted value at risk (VAR) analysis as a means of quantifying the potential impact of exchange rate volatility on reported earnings. VAR is a measure of the potential loss on a portfolio within a specified time horizon, at a specified confidence interval. Loss is defined, in this instance, as the diminution in value of rolling 12-month forecast group profits denominated in sterling. Due to the approximations used in determining VAR, the theory provides order of magnitude estimates only but these are useful for comparison purposes.

34  Reuters Group PLC Annual Report and Form 20-F 2000

Reuters estimates that at 31 December 2000 there is a 5% chance that profits forecast for the coming 12 months will deteriorate by more than £77 million as a result of currency fluctuations before hedging and £42 million after hedging (actual 1999: £52 million before hedging and £27 million after hedging). These figures represent the value at risk.

During 2000 the average value at risk on forecast profits for the coming 12 months was as follows:

VALUE AT RISK		BEFORE HEDGING £M	AFTER HEDGING £M

2000	Average	64	32
	High	78	42
	Low	49	27

1999	Average	60	33

The results of currency and interest rate hedging activities for the three years to December 2000 are summarised below:

RECOGNISED GAINS/LOSSES	2000 £M	1999 £M	1998 £M

Currency hedging	5	9	45
Interest rate hedging	(3)	(1)	2

Recognised currency hedging gains were lower in 2000 compared with 1999 due mainly to the relative strength of the US dollar and Japanese yen in 2000.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements, are set out as follows:

CURRENCY HEDGING	GAINS £M	LOSSES £M	NET £M

Unrecognised at 1/1/00	16	(12)	4
Arising in previous years
– recognised in
2000	15	(10)	5
– not recognised in
2000	1	(2)	(1)
Arising in 2000
– not recognised in
2000	14	(14)	–

Unrecognised at 31/12/00	15	(16)	(1)

Of which:
– expected to be
recognised in 2001	11	(14)	(3)
– expected to be
recognised in 2002 or later	4	(2)	2

There were unrecognised losses of £1 million on currency rate hedging at 31 December 2000 compared with unrecognised gains of £4 million at 31 December 1999, and unrecognised losses of £6 million in 1998. The deterioration reflects the net impact of the strength of the US dollar at the end of 2000, compared with the end of 1999 and rate changes since euro and Japanese yen hedges were undertaken.

Net cash flows are mainly converted into sterling and either applied to reduce debt or invested in money market instruments with financial institutions holding strong credit ratings. Interest rates are managed using a mix of financial instruments, which commence and mature at various dates through to November 2004. All interest rate hedging relates to the use of interest rate swaps to shorten the interest rate profile on medium term fixed rate notes issued.

Unrecognised losses of £2 million on interest rate hedging at 31 December 2000 are a result of the increase in sterling interest rates since interest rate swaps were put in place and are offset by compensating adjustments to the fair value of the fixed rate notes issued.

INTEREST RATE HEDGING	GAINS £M	LOSSES £M	NET £M

Unrecognised at 1/1/00	—	(17)	(17)
Arising in previous years
– recognised at
December 2000	—	(7)	(7)
– not recognised at
December 2000	—	(10)	(10)
Arising in 2000
– not recognised at
December 2000	3	5	8

Unrecognised at 31/12/00	3	(5)	(2)

Of which:
– expected to be
recognised in 2001 or later	2	(1)	1
– expected to be
recognised in 2002 or later	1	(4)	(3)

In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in the year by approximately £1 million (1999 and 1998: £1 million) excluding the impact of hedging.

7.  US GAAP

Reconciliations of net income and shareholders’ equity from UK to US GAAP are set out on pages 76-77.

Under UK GAAP certain quoted investments such as those made by the Greenhouse Fund are reflected on the balance sheet as fixed assets at cost, whereas under US GAAP such investments are marked to market and adjusted through the US statement of comprehensive income. In 2000 the adjustment was an unrealised loss of £270 million whereas in 1999 the adjustment was an unrealised gain of £425 million.

The market value of quoted technology and other companies can change significantly. On a portfolio basis, a 10% move in the market price of the quoted investments in the Greenhouse Fund at 31 December 2000 would increase/decrease the value of the Fund by £10 million. Quoted investments are also exposed to exchange rate fluctuations. A strengthening

Reuters Group PLC Annual Report and Form 20-F 2000  35

OPERATING AND FINANCIAL REVIEW continued

of sterling against the US dollar would reduce the market value of the Greenhouse Fund.

Derivative instruments and hedging activities

US Statement of Financial Accounting Standard No 133 Accounting for Derivative Instruments and Hedging Activities (FAS 133) as amended by FAS 138, became effective for Reuters on 1 January 2001. FAS 133 which requires all derivative instruments to be carried on the balance sheet at fair value introduces rules in respect of hedge accounting and the recognition of movements in fair value through the income statement.

Reuters expects that it will not designate any of its derivative instruments as qualifying hedge instruments under FAS 133 and, accordingly, expects to record changes in the fair value of its derivative instruments in each current earnings period. The company will record a transition adjustment in its accounting records to comply with FAS 133. The transition adjustment will be calculated using the assumption that none of the hedging relationships that existed prior to the adoption of FAS 133 will qualify for hedge accounting after the adoption of FAS 133.

Under UK GAAP, Reuters will continue to apply hedge accounting and accordingly expects to present a US GAAP adjustment for 2001 and in subsequent years. At this time, Reuters plans no significant change to its risk management strategies due to the adoption of FAS 133.

The impact FAS 133 will have on the US GAAP results in Reuters financial statements for the year ended 31 December 2001 is currently being assessed.

8.  RISK FACTORS

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business and management’s strategy, plans and objectives for the company. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions, changes in regulatory policies, competition from other information and financial services providers, technological or other developments affecting the internet, difficulties or delays by Reuters in developing new technology or software products, exposure to fluctuations in currency exchange rates and inability of Reuters to realise the benefits from its business transformation initiatives or from its investments. The risk factors discussed below should be reviewed for additional information regarding these and other risks.

Unfavourable conditions in financial markets may have a significant adverse effect on Reuters business

Reuters business is dependent upon the health of the financial markets and the participants in those markets. Reuters dealing products and Instinet are particularly dependent upon the level of activity in the foreign exchange and equity and fixed income markets respectively. A period of sustained economic downturn or volatility and lack of liquidity in financial markets may lead to reduced demand for Reuters products and can therefore have a significant adverse effect on Reuters revenues and results of operations. In addition, Reuters business could be adversely affected by consolidations and rationalisations among clients in the financial services and other industries.

Currency fluctuations may have a negative impact on Reuters reported revenue and earnings

Reuters reports results in UK pounds sterling but receives revenue and incurs expenses in more than 60 currencies and is thereby exposed to the impact of fluctuations in currency rates. The euro’s continuing weakness relative to the pound in 2000 restricted revenue and earnings growth. A continuation of the euro’s weakness could further restrict reported revenue and earnings for 2001. Reuters currency exposure is actively hedged. For additional information concerning currency fluctuations see Treasury Management on pages 34-35.

Reuters faces increased competition from new and existing information providers using internet-based services

The availability of public internet technology is reducing barriers for entry to new information providers, creating additional competition and new price/cost dynamics in the industry. It is also increasing the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a publishing medium, it is creating new outlets for content providers. If Reuters is unable to cope effectively with increased competitive pressure arising from the above factors, its revenues and results of operation would be adversely affected.

Reuters is exposed to a decline in the market valuation of internet and technology companies, including companies in which it has invested

Reuters strategy is based on developing internet-based products and reducing costs through internet-based infrastructure. Due to the increasing importance of the internet to Reuters core business, the value of Reuters shares may be adversely affected by a decline in the value of internet and other technology stocks generally or changes in investors’ expectations regarding the internet or prospects for companies with internet activities. In addition, Reuters has entered into joint ventures with, and made strategic investments

36  Reuters Group PLC Annual Report and Form 20-F 2000

in, a number of internet and technology companies, including investments made through the Greenhouse Fund in internet-related companies. The market value of a number of these companies fluctuated widely and generally decreased during 2000, in part as a result of external market factors. In particular, the market value of Reuters interest in TSI during 2000 (excluding shares subject to employee options) varied from a high of $14 billion to a low of $3 billion. In addition, Reuters subsidiary Instinet is progressing towards an IPO of a minority stake. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’expectations, and external market and economic conditions.

Reuters may not be able to realise the anticipated benefits of its internet transformation strategy

In February 2000, Reuters announced a business transformation initiative, intended to accelerate the migration of its core businesses to web-enabled internal systems and processes. In 2000, expenditures in connection with the transformation amounted to £139 million. Reuters expects to make significant additional expenditures of £150 million on business transformation in 2001. While Reuters expects that the transformation will produce significant competitive advantages and cost savings, there can be no assurance that these benefits will be realised in full or at all. In addition, Reuters may not be able to successfully implement its transformation strategy or adapt its businesses to internet commerce. Furthermore, Reuters faces risks associated with implementing its new business model in the competitive and rapidly changing internet environment.

Reuters may experience difficulties or delays in developing new technology

Products in the information technology industry are complex and Reuters is becoming increasingly dependent on commercial off-the-shelf software. As a result, Reuters, like other information vendors and software suppliers, may encounter difficulties or delays in the development, implementation and market acceptance of new products.

Reuters business model may be disrupted by the emergence of new technologies

There is a risk that technology not in the mainstream will quickly enter the market and disrupt Reuters existing business models. Reuters has an active technology foresight programme, designed to recognise and assess early innovations. However, there can be no assurance that Reuters reaction will be appropriate and timely and that Reuters would not be negatively affected by the emergence of new technologies.

Reuters business is dependent on the operation of its and Radianz's networks and systems

Reuters business is dependent on its ability to process speedily substantial quantities of data and transactions on its computer-based networks and systems and those of Radianz. Any failure or interruption of such systems due to factors beyond Reuters control would have a material adverse effect on Reuters business and results of operations. Although Reuters seeks to minimise these risks as far as commercially reasonable through security controls and active business continuity programmes, there can be no assurance that adverse events will not occur.

Reuters business will be adversely affected if it cannot accommodate increased network traffic

The SEC is requiring the US securities industry to change the pricing format under which stocks and options are traded from fractions to decimals. These requirements are expected to be completed by April 2001. In addition to decimalisation, market events such as the emergence of online trading throughout Europe and the US, high market volatility, and the multiple listing of options, will likely result in a significant increase in information update rates, which may impact Reuters product and network performance from time to time. While Reuters has implemented a number of capacity management initiatives, there can be no assurance that its infrastructure, networks and desktop applications and systems will be able to successfully accommodate the accelerated growth of peak traffic volumes currently forecast by industry specialists.

Reuters may not be able to complete successfully the planned IPO of Instinet and may be exposed to increased volatility if the IPO is completed

Reuters subsidiary, Instinet, has filed a Registration Statement with the SEC in the US for an IPO of a minority stake. However, Reuters can give no assurance that Instinet will succeed in completing the IPO, which may be adversely affected by market conditions, regulatory decisions or other factors. If the IPO is delayed or not completed, Reuters results of operations may be adversely affected because it will have already incurred costs in connection with its preparation. In addition, Reuters may not realise the anticipated proceeds from the IPO or other benefits, including a market valuation of its interest in Instinet.

Reuters also can give no assurance regarding the level of the initial offering price or the market performance of Instinet shares after the IPO, if completed. Reuters shares may experience additional volatility following an Instinet IPO as a result of changes in the price of Instinet shares.

Instinet and other Reuters affiliates may be exposed to losses from broker activities

Certain Reuters subsidiaries act as brokers in the financial markets but do not undertake trading on their own account. Companies within the Instinet group operate as agency brokers in the equities and fixed income markets and as a clearing firm engaged in correspondent clearing. In addition, RTSL operates the Dealing 2000-2 and 3000 electronic brokerage services. These brokers could incur losses from broken trades and, in respect of equities and fixed income, the

Reuters Group PLC Annual Report and Form 20-F 2000  37

OPERATING AND FINANCIAL REVIEW continued

failure of a counterparty. While Reuters and Instinet seek to mitigate these risks by computerised systems, procedural controls and contractual agreements with customers, there can be no assurance that these measures will prevent losses from occurring.

Changes in regulatory requirements could cause Instinet and its affiliates to incur significant expenses or impair their ability to conduct their businesses

Instinet and its affiliates are subject to extensive regulation in the US, including regulation by the SEC and the National Association of Securities Dealers Inc (NASD), which oversees the activities of US-registered broker-dealers and regulates the Nasdaq stock market, and in other countries in which they operate. In the United States, recent regulatory changes affecting Instinet include new rules regarding alternative trading systems and rules governing market-maker and exchange specialist usage. In addition, on 10 January 2001, the SEC approved a proposed NASD rule change, generally referred to as Super-Montage, which will significantly change the nature of trading in Nasdaq-quoted securities. These changes could cause Instinet to receive fewer orders in Nasdaq-quoted securities, which are the largest component of Instinet’s equity securities business, and also could cause fewer of the orders Instinet receives to be executed. Further, new SEC rules such as the disclosures of order routing and execution practices and the SEC-mandated move to decimalisation in April 2001 would require Instinet to modify its systems and may significantly affect its business.

Reuters is unable to predict accurately, at this time, the impact of any proposed or potential changes to the regulatory environment in which Instinet and its affiliates operate, which may include additional changes to the Nasdaq market place considered by the NASD or the adoption by authorities in other jurisdictions of new methods for regulating electronic over-the-counter trading. Any of the above or other regulatory changes may cause Instinet and its affiliates to incur substantial compliance costs or may impair their ability to conduct their businesses or to compete effectively.

Reuters does not have management control over some of its ventures

Reuters has entered into a number of joint ventures, which it does not control, such as the Radianz joint venture. In addition, Reuters does not have management control over a number of companies in which it has invested, including TSI, where Reuters voting interests are restricted to 49%. Although Reuters generally seeks Board representation or other means of participating in the management of companies or joint ventures in which it invests, Reuters ability to affect the performance of these companies or joint ventures may be limited where it does not exercise management control.

Reuters is dependent on Radianz for the provision of certain network services

Reuters has outsourced the day-to-day operation of most of its legacy and internet protocol networks to Radianz, its new joint venture with Equant. Radianz will source the majority of its requirements from Equant and will seek to provide network services to companies in addition to Reuters and Instinet. Reuters and Equant are equally represented on the Radianz board with neither party having control. Accordingly, Reuters ability to affect the performance of Radianz may be limited should Reuters and Radianz develop conflicting network strategies in the future. Reuters business could be adversely affected as a result.

Reuters may be exposed to adverse governmental action in countries where it conducts reporting activities

Reuters may suffer discriminatory tariffs or other forms of adverse government intervention due to the nature of its editorial and other reporting activities.

38   Reuters Group PLC Annual Report and Form 20-F 2000

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER

	NOTES	2000 £M		1999 £M		1998 £M

Revenue: Group and share of joint ventures		3,678		3,160		3,032
less share of joint ventures revenue		(86)		(35)		—

Group revenue	1	3,592		3,125		3,032
Operating costs	2	(3,181)		(2,576)		(2,482)

Operating profit		411		549		550
Share of operating results in:
Joint ventures		(17)		(6)		—
Associates		(16)		(11)		(1)
Profit on disposals of subsidiary undertakings	31	10		52		—
Profit on disposals of fixed assets/investments	31	291		50		26
Income from fixed asset investments		5		2		3
Amounts written off fixed asset investments		(30)		—		—
Net interest receivable/(payable)	3	3		(4)		2

Profit on ordinary activities before taxation		657		632		580
Taxation on profit on ordinary activities	4	(125)		(207)		(196)

Profit after taxation attributable to ordinary shareholders		532		425		384
Dividends	5	(224)		(206)		(203)

Retained profit		308		219		181

Basic earnings per ordinary share	6	37.9	p	30.2	p	26.7	p
Diluted earnings per ordinary share	6	37.3	p	29.7	p	26.6	p

Consolidated revenue and operating profit derive from continuing operations in all material respects.

The profit for the year has been computed on an unmodified historical cost basis.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER

	NOTES	2000 £M	1999 £M	1998 £M

Profit after taxation attributable to ordinary shareholders		532	425	384
Unrealised gains on formation of joint ventures and associates	31	73	—	—
Unrealised gain on deemed disposal of associate	31	39	—	—
Unrealised gains on disposals of fixed asset investments	4	13	—	—
Translation differences taken directly to reserves		40	10	(1)

Total recognised gains and losses relating to the year		697	435	383

A detailed statement showing the movement in capital and reserves is set out in note 26. Reuters Group PLC Annual Report and Form 20-F 2000 39

NOTES ON THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

1.  SEGMENTAL ANALYSIS

The tables below are a segmental analysis of revenue, costs and profit which reflects the way in which Reuters is managed. Following the Group’s reorganisation which became effective on 1 January 1999 the Group is managed on a divisional basis, comprising Reuters Information, Reuters Trading Solutions (together referred to as Reuters Financial), Reuterspace and Instinet. For comparability the divisional results exclude Reuters Business Briefing (RBB) and TIBCO Software Inc. (TSI). RBB is now part of the Factiva joint venture which became effective in July 1999. TSI was floated on the Nasdaq stock market in July 1999 and is now accounted for as an associate.

By division	2000 £M	% CHANGE	1999 £M	% CHANGE	1998 £M

Revenue
Reuters Information	1,737	7%	1,619	6%	1,531
Reuters Trading Solutions	822	5%	780	(6%)	827

Reuters Financial	2,559	7%	2,399	2%	2,358
Reuterspace	235	50%	157	2%	154
Instinet	804	53%	525	18%	446

Divisional revenue	3,598	17%	3,081	4%	2,958
TSI/RBB	—	—	52	42%	89
Share of joint ventures revenue	86	146%	35	—	—
Intra-group revenue	(6)	(16%)	(8)	(47%)	(15)

Gross revenue	3,678	16%	3,160	4%	3,032
Less share of joint ventures revenue	(86)	146%	(35)	—	—

Group revenue	3,592	15%	3,125	3%	3,032

Costs
Reuters Information	(1,454)	7%	(1,366)	(1%)	(1,373)
Reuters Trading Solutions	(588)	7%	(550)	3%	(541)

Reuters Financial	(2,042)	7%	(1,916)	—	(1,914)
Reuterspace	(302)	76%	(172)	(5%)	(181)
Instinet	(647)	63%	(396)	36%	(291)

Divisional costs	(2,991)	20%	(2,484)	4%	(2,386)
TSI/RBB	—	—	(59)	—	(104)
Business transformation	(139)	—	—	—	—
Intra-group costs	6	(16%)	8	(47%)	15

Group costs	(3,124)	23%	(2,535)	3%	(2,475)

Profit
Reuters Information	283	12%	253	60%	158
Reuters Trading Solutions	234	2%	230	(20%)	286

Reuters Financial	517	7%	483	(9%)	444
Reuterspace	(67)	346%	(15)	(44%)	(27)
Instinet	157	22%	129	(17%)	155
Net currency gain	2	(67%)	6	(85%)	39

Divisional profit	609	1%	603	(1%)	611
Business transformation	(139)	—	—	—	—
TSI/RBB	—	—	(7)	53%	(15)

Total	470	(21%)	596	—	596

Goodwill
Reuters Information	(14)	4%	(13)	(11%)	(15)
Reuters Trading Solutions	(20)	(23%)	(26)	35%	(20)

Reuters Financial	(34)	(14%)	(39)	11%	(35)
Reuterspace	(14)	367%	(3)	(59%)	(7)
Instinet	(11)	147%	(5)	27%	(4)

Total goodwill	(59)	26%	(47)	2%	(46)

Operating profit	411	(25%)	549	—	550

40 Reuters Group PLC Annual Report and Form 20-F 2000

Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.

The geographical analysis of performance reflects the revenues earned and costs incurred in each area excluding centrally managed costs which include development, editorial, divisional and corporate support costs and goodwill amortisation. It does not purport to show geographical profitability.

By geography	2000 £M	% CHANGE	1999 £M	% CHANGE	1998 £M

Revenue
Europe, Middle East and Africa	1,689	3%	1,643	(1%)	1,663
The Americas	1,344	37%	979	11%	880
Asia/Pacific	559	11%	503	3%	489

	3,592	15%	3,125	3%	3,032

Operating costs where incurred
Europe, Middle East and Africa	(1,023)	8%	(948)	(3%)	(973)
The Americas	(899)	22%	(737)	19%	(618)
Asia/Pacific	(264)	4%	(255)	1%	(259)

	(2,186)	13%	(1,940)	5%	(1,850)

Profit
Europe, Middle East and Africa	666	(4%)	695	1%	690
The Americas	445	84%	242	(8%)	262
Asia/Pacific	295	19%	248	8%	230

	1,406	19%	1,185	—	1,182

Central costs
Other	(858)	34%	(642)	(4%)	(671)
Business transformation	(139)	—	—	—	—
Net currency gain	2	(67%)	6	(85%)	39

Operating profit	411	(25%)	549	—	550

United Kingdom and Ireland revenue was £522 million (1999: £541 million, 1998: £581 million). With the exception of Instinet, Reuters products are delivered and sold through a common network and geographical infrastructure.

Revenue by type	2000 £M	% CHANGE	1999 £M	% CHANGE	1998 £M

Recurring	2,537	9%	2,338	5%	2,219
Usage	863	42%	609	6%	572
Outright	192	8%	178	(26%)	241

	3,592	15%	3,125	3%	3,032

Recurring revenue is derived from the sale of subscription services, including maintenance contracts. Usage revenue is principally derived from Instinet, Dealing 2000-2 and Dealing 3000 Spot Matching. Outright revenue comprises once-off sales including information and risk management solutions.

Reuters Group PLC Annual Report and Form 20-F 2000  41

NOTES ON THE CONSOLIDATED PROFIT AND LOSS ACCOUNT continued

2.  OPERATING COSTS

Costs by type	2000 £M	% CHANGE	1999 £M	% CHANGE	1998 £M

Wages, salaries, commission and allowances	1,081	24%	869	8%	805
Social security costs	81	17%	69	(5%)	73
Other pension costs (see note 23)	56	12%	49	(2%)	50

Staff	1,218	23%	987	6%	928
Services	895	40%	641	10%	586
Depreciation	276	(11%)	310	(6%)	331
Data	296	30%	227	(6%)	242
Communications	245	38%	178	(1%)	178
Space	202	17%	172	9%	158
Cost of sales and other	31	(21%)	39	(23%)	52
Goodwill amortisation	59	26%	47	2%	46
Reimbursement of costs	(39)	105%	(19)	—	—
Currency hedging activities — net gain	(5)	(44%)	(9)	(80%)	(45)
Foreign currency translation — net loss	3	—	3	(44%)	6

	3,181	23%	2,576	4%	2,482

Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses. Reimbursement of costs comprises amounts received from joint ventures in respect of costs incurred by Reuters on their behalf.

Costs by function	2000 £M	% CHANGE	1999 £M	% CHANGE	1998 £M

Production and communications	1,731	11%	1,556	(1%)	1,571
Selling and marketing	621	21%	513	7%	479
Support services and administration	633	36%	466	10%	425
Business transformation	139	—	—	—	—
Goodwill amortisation	59	26%	47	2%	46
Net currency gain	(2)	(67%)	(6)	(85%)	(39)

	3,181	23%	2,576	4%	2,482

Costs include:
Development expenditure	323	64%	197	(2%)	200
Operating lease expenditure:
Hire of equipment	10	11%	9	(18%)	11
Other, principally property	83	5%	79	8%	73
Advertising	50	76%	29	19%	24
Reversal of third party data feed accrual	—	—	(25)	—	—

Fees payable to PricewaterhouseCoopers were as follows:
Audit fees:
United Kingdom	0.9	(10%)	1.0	11%	0.9
Overseas	0.9	—	0.9	—	0.9

	1.8	(5%)	1.9	6%	1.8

Non-audit services:
United Kingdom	5.9	26%	4.7	24%	3.8
Overseas	7.2	22%	5.9	(3%)	6.1

	13.1	24%	10.6	7%	9.9

	14.9	19%	12.5	7%	11.7

42 Reuters Group PLC Annual Report and Form 20-F 2000

2. OPERATING COSTS continued The United Kingdom audit fee of £0.9 million includes £10,000 in respect of the parent company audit. Non-audit services were as follows:

	2000 £M	% CHANGE	1999 £M	% CHANGE	1998 £M

Litigation support, due diligence and other audit related work	2.3	(63%)	6.3	62%	3.9
Management consultancy	7.1	344%	1.6	(56%)	3.6
Taxation advice	3.7	37%	2.7	13%	2.4

	13.1	24%	10.6	7%	9.9

Non-audit fees of £9.9 million for PricewaterhouseCoopers in 1998 includes £3.7 million paid to Price Waterhouse and £1.6 million paid to Coopers & Lybrand prior to the appointment of PricewaterhouseCoopers as auditors.

The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.

3.  NET INTEREST RECEIVABLE/(PAYABLE)

	2000 £M	1999 £M	1998 £M

Interest receivable: Listed investments	5	4	14
Unlisted investments	19	42	60
Share of joint ventures and associates interest	13	—	—

	37	46	74

Interest payable:
Bank loans	(3)	(3)	(6)
Other borrowings	(31)	(47)	(66)

	(34)	(50)	(72)

	3	(4)	2

Reuters Group PLC Annual Report and Form 20-F 2000 43

NOTES ON THE CONSOLIDATED PROFIT AND LOSS ACCOUNT continued

4.  TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	2000 £M	1999 £M	1998 £M

UK corporation tax
Current tax on income for the period	292	91	53
Adjustments in respect of prior periods	(40)	9	3

	252	100	56
Double taxation relief	(264)	(14)	(10)

	(12)	86	46

Foreign tax
Current tax on income for the period	133	103	152
Share of joint ventures and associates tax	1	—	—
Adjustments in respect of prior periods	15	7	(9)

	149	110	143

Deferred taxation (see note 24)	(12)	11	7

	125	207	196

Reconciliation to the UK nominal tax rate:
Effective tax rate	19.0%	32.7%	33.8%
UK nominal tax rate	30.0%	30.3%	31.0%
Taxes as shown in these financial statements	125	207	196
Corporation tax on pre-tax profit at UK nominal rate	197	191	180

Difference	(72)	16	16

The difference is principally due to:
Non-tax deductible amortisation of goodwill	21	17	16
Book profit on TSI public share issues not taxable	(47)	(16)	—
Tax deduction arising from exercise of employee options	(60)	(1)	—
Other differences	14	16	—

	(72)	16	16

The other differences are primarily due to overseas profits taxed at rates differing from those in the UK and the geographical mix of profits.

Included in the tax charge of £125 million is tax of £34 million arising on the profit on disposal of fixed asset investments and partial disposal of subsidiary and associated undertakings.

Unrealised gains on disposals of fixed asset investments are net of tax of £3 million.

44  Reuters Group PLC Annual Report and Form 20-F 2000

5.  DIVIDENDS

	2000 £M	1999 £M	1998 £M

Interim	51	52	48
Final (2000 proposed)	173	154	155

	224	206	203

Per ordinary share	PENCE	PENCE	PENCE

Interim	3.65	3.65	3.4
Final (2000 proposed)	12.35	11.00	11.0

	16.00	14.65	14.4

6.  EARNINGS PER ORDINARY SHARE

Basic earnings per ordinary share are based on the profit after taxation attributable to ordinary shareholders and on the weighted average number of those shares in issue during the year. The weighted average number of shares in issue may be reconciled to the number used in the basic and diluted earnings per ordinary share calculations as follows:

Weighted average number in millions	2000	1999	1998

Ordinary shares in issue	1,426	1,424	1,449
Non-vested shares held by employee share ownership trusts	(22)	(15)	(11)

Basic earnings per share denominator	1,404	1,409	1,438
Issuable on conversion of options	24	20	5

Diluted earnings per share denominator	1,428	1,429	1,443

7.  REMUNERATION OF DIRECTORS

The report on remuneration and related matters on pages 15-24 includes details of directors’ emoluments, pension arrangements, long-term incentive schemes and stock option plans; those details form part of these financial statements.

Reuters Group PLC Annual Report and Form 20-F 2000  45

NOTES ON THE CONSOLIDATED PROFIT AND LOSS ACCOUNT continued

8.  EMPLOYEE INFORMATION

The average number of employees during the year was as follows:

By division	2000	1999	1998

Reuters Information	8,631	9,239	9,306
Reuters Trading Solutions	4,387	4,105	3,887

Reuters Financial	13,018	13,344	13,193
Reuterspace	2,226	1,344	1,541
Instinet	2,021	1,379	1,181
TSI/RBB	—	595	775

	17,265	16,662	16,690

By location

Europe, Middle East and Africa	8,790	8,476	8,723
The Americas	6,064	5,676	5,404
Asia/Pacific	2,411	2,510	2,563

	17,265	16,662	16,690

By function

Production and communications	9,274	8,873	8,912
Selling and marketing	4,844	5,005	5,136
Support services and administration	3,147	2,784	2,642

	17,265	16,662	16,690

The above include:
Development staff	2,460	2,445	2,426
Journalists	2,071	2,040	2,048

The average number of employees during 2000 included 340 temporary staff. 46 Reuters Group PLC Annual Report and Form 20-F 2000

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER

	NOTES	2000 £M	1999 £M	1998 £M

Net cash inflow from operating activities	9	852	821	998
Dividends received from associates		2	2	9
Returns on investments and servicing of finance
Interest received		25	50	76
Interest paid		(35)	(51)	(72)
Income from fixed asset investments		3	2	3

Net cash (outflow)/inflow from returns on investments and servicing of finance		(7)	1	7
Taxation paid		(159)	(167)	(219)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(274)	(256)	(307)
Sale of tangible fixed assets		20	1	2
Purchase of fixed asset investments		(304)	(166)	(22)
Sale of fixed asset investments		80	39	34

Net cash outflow on capital expenditure and financial investment		(478)	(382)	(293)
Acquisitions and disposals	10	(146)	(27)	(138)
Equity dividends paid		(205)	(207)	(188)

Cash (outflow)/inflow before management of liquid resources and financing		(141)	41	176
Management of liquid resources
Net (increase)/decrease in short-term investments	10	(2)	476	313
Financing
Return of surplus capital		—	—	(1,482)
Proceeds from the issue of shares		28	25	13
Shares repurchased		—	(25)	—
Net increase/(decrease) in borrowings	10	126	(542)	972

Net cash inflow/(outflow) from financing		154	(542)	(497)

Increase/(decrease) in cash	11	11	(25)	(8)

	NOTES	2000 £M	1999 £M	1998 £M

Reconciliation of net cash flow to movement in net funds
Increase/(decrease) in cash		11	(25)	(8)
Cash (inflow)/outflow from movement in borrowings		(126)	542	(972)
Cash outflow/(inflow) from movement in liquid resources		2	(476)	(313)

Change in net funds resulting from cash flows		(113)	41	(1,293)
Net funds arising on acquisitions		12	—	—
Translation differences		26	3	—

Movement in net (debt)/funds		(75)	44	(1,293)
Opening net funds/(debt)		41	(3)	1,290

Closing net (debt)/funds	11	(34)	41	(3)

Reuters Group PLC Annual Report and Form 20-F 2000 47

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT

9.  NET CASH INFLOW FROM OPERATING ACTIVITIES

Operating profit is reconciled to net cash inflow from operating activities as follows:

	2000 £M	1999 £M	1998 £M

Operating profit	411	549	550
Depreciation	276	310	331
Goodwill amortisation	59	47	46
(Increase)/decrease in stocks	(3)	1	3
Increase in debtors	(414)	(236)	(103)
Increase in creditors	504	112	171
Profit on disposal of subsidiaries	—	—	(5)
Loss on disposal of fixed assets	10	12	3
Amortisation of interests in own shares	18	18	3
Miscellaneous, principally translation differences	(9)	8	(1)

Net cash inflow from operating activities	852	821	998

10.  ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2000 £M	1999 £M	1998 £M

Acquisitions and disposals (including joint ventures and associates)
Cash consideration:
Subsidiary undertakings (see note 31)	(130)	(31)	(90)
Joint ventures (see note 31)	(47)	(3)	—
Associated undertakings (see note 31)	(31)	(3)	(46)
Deferred payments for acquisitions in prior years	(8)	(1)	(7)

	(216)	(38)	(143)
Less cash acquired	8	4	1

	(208)	(34)	(142)
Cash received from disposals:
Subsidiary undertakings	21	7	4
Associated undertakings	41	—	—

	(146)	(27)	(138)

Management of liquid resources
Increase in term deposits	(3,719)	(3,920)	(7,145)
Decrease in term deposits	3,842	4,277	7,250
Purchase of certificates of deposit	(108)	(226)	(580)
Sale of certificates of deposit	113	352	597
Purchase of listed/unlisted securities	(989)	(360)	(465)
Sale of listed/unlisted securities	859	353	656

	(2)	476	313

Financing
Increase/(decrease) in short-term borrowings	99	(799)	986
Increase/(decrease) in long-term borrowings	27	257	(14)

	126	(542)	972

48 Reuters Group PLC Annual Report and Form 20-F 2000

11.  ANALYSIS OF NET FUNDS

					BANK/OTHER BORROWINGS
	CASH AT BANK AND IN HAND £M	OVERDRAFTS £M	TOTAL CASH AND OVERDRAFTS £M	SHORT-TERM INVESTMENTS £M	FALLING DUE WITHIN ONE YEAR £M	FALLING DUE AFTER MORE THAN ONE YEAR £M	TOTAL £M

31 December 1998	44	(13)	31	962	(992)	(4)	(3)
Cash flow	77	(102)	(25)	(476)	799	(257)	41
Exchange movements	(2)	1	(1)	4	—	—	3

31 December 1999	119	(114)	5	490	(193)	(261)	41
Cash flow	(4)	15	11	2	(99)	(27)	(113)
Exchange movements	2	—	2	24	—	—	26
Arising on acquisition	—	—	—	14	(2)	—	12

31 December 2000	117	(99)	18	530	(294)	(288)	(34)

12.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

A substantial portion of Reuters revenue is receivable in foreign currencies with terms of payment up to six months in advance. As such, Reuters is subject to currency exposure from committed revenue. In addition, Reuters is subject to interest rate risk from borrowings and the investment of cash balances. Reuters seeks to limit these risks by entering into a mix of derivative financial instruments which include forward contracts, options (including cylinders), swaps and forward rate agreements. A more detailed discussion on Reuters treasury management can be found on pages 34-35.

If the derivative financial instruments were considered separately from the underlying future revenue and interest income, Reuters would be subject to market risk on these financial instruments from fluctuations in currency and interest rates. Reuters only enters into such derivative financial instruments to hedge (or reduce) the underlying exposure described above. There is, therefore, no net market risk on such derivative financial instruments and only a credit risk from the potential non-performance by counterparties. The amount of this credit risk is generally restricted to any hedging gain and not the principal amount hedged.

Reuters Group PLC Annual Report and Form 20-F 2000  49

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT continued

12. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS continued Derivative instruments held at 31 December were:
	2000			1999			1998
	GROSS CONTRACT AMOUNTS £M	CARRYING VALUE £M	FAIR VALUE £M	GROSS CONTRACT AMOUNTS £M	CARRYING VALUE £M	FAIR VALUE £M	GROSS CONTRACT AMOUNTS £M	CARRYING VALUE £M	FAIR VALUE £M

Currency management
Foreign exchange forward contracts:
Contracts in profit	187	1	11	159	—	8	97	—	5
Contracts in loss	116	—	(5)	131	—	(11)	257	—	(10)
Foreign currency options:
Contracts in profit	337	2	4	234	—	8	205	—	2
Contracts in loss	267	—	(11)	234	—	(1)	194	—	(3)

	907	3	(1)	758	—	4	753	—	(6)

Interest rate management
Interest rate swaps	254	—	(2)	254	—	(17)	100	—	(1)
Interest rate collars	—	—	—	100	—	—	—	—	—
Forward rate agreements	—	—	—	235	—	—	—	—	—

	254	—	(2)	589	—	(17)	100	—	(1)

Carrying values are amounts recorded in the balance sheet and comprise deferred option premia, which are recognised over the period to which the option relates.

The foreign exchange forward contracts are held 42% in US dollars (1999: 22%, 1998: 10%). The remaining contracts were principally in Japanese yen and European currencies.

Foreign exchange forward contracts and options mature at dates up to 20 months from the balance sheet date. Interest rate swaps commence and mature at various dates through to November 2004.

The fair values of foreign currency and interest rate management instruments are estimated on the basis of market quotes, discounted to current value using market-quoted interest rates.

The weighted average fixed rate receivable on the interest rate swaps at 31 December 2000 was 5% (1999: 6%, 1998: 7%) and the weighted average variable rate payable was 6% (1999: 7%, 1998: 6%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

All derivative instruments are unsecured. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of A or higher.

Tables containing information on hedging gains and losses are set out on page 35.

50   Reuters Group PLC Annual Report and Form 20-F 2000

12. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS continued Carrying and fair values of group financial assets and liabilities at 31 December were:
	2000		1999		1998
	CARRYING VALUE £M	FAIR VALUE £M	CARRYING VALUE £M	FAIR VALUE £M	CARRYING VALUE £M	FAIR VALUE £M

Derivative instruments	3	(3)	—	(13)	—	(7)
Other financial assets:
Fixed asset investments	371	529	127	733	25	67
Long-term debtors	19	19	19	19	16	16
Short-term investments and cash	647	647	609	609	1,006	1,006
Other financial liabilities:
Short-term borrowings	(393)	(393)	(307)	(307)	(1,005)	(1,005)
Long-term borrowings	(288)	(286)	(261)	(244)	(4)	(4)
Other long-term financial liabilities	(11)	(11)	(12)	(12)	(6)	(6)

The fair value of long-term liabilities is after taking into account the effect of interest rate swaps.

Short-term debtors and creditors have been excluded from the above analysis and all other disclosures in this note, other than the currency risk disclosures.

Financial instrument sensitivity analysis

The analysis below summarises the sensitivity of the fair value of the Group’s financial instruments to hypothetical changes in market rates. Fair values are the present value of future cash flows based on market rates at the valuation date.

The estimated changes in the fair value of foreign exchange instruments are based on an instantaneous 10% change in the value of sterling against all other currencies from the levels applicable at 31 December 2000 with all other variables remaining constant. The +10% case represents a 10% strengthening of sterling against all other currencies and the –10% case represents a 10% weakening of sterling.

	FAIR VALUE	FAIR VALUE CHANGE FAVOURABLE/(ADVERSE) EXCHANGE RATE MOVEMENT
	£M	£M	£M

		+10%	-10%

Foreign exchange:
Forward contracts	6	28	(30)
Currency options	(7)	25	(23)

	(1)	53	(53)

The estimated changes in the fair value of interest rate instruments are based on an instantaneous change of 1% in the specific rate of interest from the levels effective at 31 December 2000 with all other variables remaining constant.

	FAIR VALUE	FAIR VALUE CHANGE (ADVERSE)/FAVOURABLE INTEREST RATE MOVEMENT
	£M	£M	£M

		+1%	-1%
Interest rate swap contracts	(2)	(6)	6

Reuters Group PLC Annual Report and Form 20-F 2000 51

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT continued

12. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS continued Monetary assets and liabilities by currency, excluding the functional currency of each operation at 31 December 2000, were:

	NET FOREIGN CURRENCY MONETARY ASSETS/(LIABILITIES)
	STERLING £M	US DOLLAR £M	EURO £M	SWISS FRANC £M	JAPANESE YEN £M	HONG KONG DOLLAR £M	OTHER £M	TOTAL £M

Functional currency of operation:
Sterling	—	16	34	48	(50)	7	43	98
US dollar	71	—	24	16	15	26	8	160

	71	16	58	64	(35)	33	51	258

Net currency gains and losses arising from monetary assets and liabilities not in the functional currency of an operation are recognised in its profit and loss account. Those arising from the translation of US dollar functional currency financial statements into sterling (principally Instinet) are recognised in the statement of total recognised gains and losses.

The currency and interest rate profile of the Group’s financial assets at 31 December 2000 was:

			CASH AND SHORT-TERM INVESTMENTS		FIXED RATE INVESTMENTS
	TOTAL £M	NON- INTEREST BEARING £M	FLOATING RATE INVESTMENTS £M	FIXED RATE INVESTMENTS £M	WEIGHTED AVERAGE INTEREST RATE AT 31 DECEMBER %	WEIGHTED AVERAGE TIME FOR WHICH RATE IS FIXED YEARS

Sterling	100	19	81	—	—	—
US dollar	739	332	323	84	6	2
Other	198	39	159	—	—	—

31 December 2000	1,037	390	563	84	6	2

31 December 1999	755	146	565	44	6	2
31 December 1998	1,047	41	901	105	6	2

Sterling and US dollar short-term floating rate investments include £73 million (1999: £202 million; 1998: £623 million) of money market deposits which mature within three months of the balance sheet date. Interest on floating rate investments is earned at rates based on local money market rates.

52  Reuters Group PLC Annual Report and Form 20-F 2000

12.  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS continued

Fixed rate investments are those investments which have an interest rate fixed for a period of greater than one year.

The currency and interest rate profile of the Group’s financial liabilities, after allowing for cross-currency swaps, at 31 December 2000 was:

			BORROWINGS		FIXED RATE BORROWINGS
	TOTAL £M	OTHER FINANCIAL LIABILITIES £M	FLOATING RATE BORROWINGS £M	FIXED RATE BORROWINGS £M	WEIGHTED AVERAGE INTEREST RATE AT 31 DECEMBER %	WEIGHTED AVERAGE TIME FOR WHICH RATE IS FIXED YEARS

Sterling	609	4	605	—	—	—
US dollar	40	—	40	—	—	—
Euro	26	—	26	—	—	—
Other	17	7	10	—	—	—

31 December 2000	692	11	681	—	—	—

31 December 1999	580	12	568	—	—	—
31 December 1998	1,015	6	1,005	4	9	1

The floating rate borrowings comprise bank loans and overdrafts bearing interest at rates based on local money market rates, commercial paper and medium term notes. The weighted average interest rate on bank borrowings at 31 December 2000 was 6% (1999: 5%, 1998: 4%).

Total financial liabilities are repayable as follows:

	2000 £M	1999 £M	1998 £M

Within one year	394	307	1,011
Between one and two years	94	41	4
Between two and five years	204	232	—

	692	580	1,015

Bank borrowings secured against freehold property	—	—	3

In December 1997, Reuters Group PLC entered into syndicated credit facilities for £1.5 billion to cover payments due to shareholders under the capital reorganisation. A facility of £1.0 billion expired on 2 December 1998. The remaining £0.5 billion which is at variable interest rates based on LIBOR, the London Interbank Offer Rate, is committed and may be drawn and redrawn up to one month prior to its maturity in December 2002. At 31 December 2000, the facility was undrawn.

In March 1998 Reuters established a Euro Commercial Paper Programme. This provides access to £1.5 billion of uncommitted short-term finance of which £1.3 billion was unused at 31 December 2000. In December 1998 Reuters established a £1.0 billion Euro Medium Term Note Programme of which £674 million was unused at 31 December 2000.

In addition, at 31 December 2000 Reuters had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £544 million, at money market rates varying principally between 3% and 10%, depending on the currency.

Reuters Group PLC Annual Report and Form 20-F 2000  53

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER

	Notes	2000 £M	1999 £M	1998 £M

Fixed assets
Intangible assets: Goodwill	14	237	177	204
Tangible assets	15	632	698	779
Investments	16
Investments in joint ventures:
Share of gross assets		237	29	—
Share of gross liabilities		(79)	(16)	—

		158	13	—
Share of net assets of associates		353	95	45
Other investments		488	222	70

		1,868	1,205	1,098

Current assets
Stocks	17	7	4	6
Debtors (see note below)	18	1,297	834	595
Short-term investments	19	530	490	962
Cash at bank and in hand		117	119	44

		1,951	1,447	1,607
Creditors: Amounts falling due within one year	20	(2,295)	(1,679)	(2,184)

Net current liabilities		(344)	(232)	(577)

Total assets less current liabilities		1,524	973	521
Creditors: Amounts falling due after more than one year	21	(310)	(284)	(16)
Provisions for liabilities and charges:
Pensions and similar obligations	23	(50)	(39)	(36)
Deferred taxation	24	(28)	(23)	(14)
Other provisions	25	(34)	(26)	(66)

Net assets		1,102	601	389

Capital and reserves	26
Called-up share capital		357	355	354
Capital redemption reserve		1	1	—
Share premium account		71	42	16
Other reserve		(1,717)	(1,717)	(1,717)
Profit and loss account reserve		2,390	1,920	1,719

Shareholders’ equity		1,102	601	372
Non-equity minority interests		—	—	17

Capital employed		1,102	601	389

Debtors and net current liabilities include amounts due after more than one year of £59 million (1999: £46 million, 1998: £40 million).

The balance sheet of Reuters Group PLC is shown on page 70.

The financial statements on pages 39-73 and the summary of differences between UK and US generally accepted accounting principles on pages 74-78 were approved by the directors on 16 February 2001.

/s/ Peter Job Peter Job, Chief Executive	/s/ David Grigson David Grigson, Finance Director

54 Reuters Group PLC Annual Report and Form 20-F 2000

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS FOR THE YEAR ENDED 31 DECEMBER

	2000 £M	1999 £M	1998 £M

Retained profit	308	219	181
Translation differences taken directly to reserves	40	10	(1)
Unrealised gains on formation of joint ventures and associates	73	—	—
Unrealised gain on deemed disposal of associate	39	—	—
Unrealised gains on disposals of fixed asset investments	13	—	—
Return of surplus capital to shareholders	—	—	(1,482)
Shares issued during the year	28	25	13
Shares repurchased during the year	—	(25)	—

Net movement in shareholders’ equity	501	229	(1,289)
Opening shareholders’ equity	601	372	1,661

Closing shareholders’ equity	1,102	601	372

Reuters Group PLC Annual Report and Form 20-F 2000 55

NOTES ON THE CONSOLIDATED BALANCE SHEET

13.  SEGMENTAL ANALYSIS

The tables below show total assets and non-interest bearing net assets by division and by location on a basis consistent with the segmental analysis of profit in note 1. For the reasons discussed in that note, the assets in any location are not matched with the revenue earned in that location.

	TOTAL ASSETS			NON-INTEREST BEARING NET ASSETS
By division	2000 £M	1999 £M	1998 £M	2000 £M	1999 £M	1998 £M

Reuters Information	614	613	680	157	276	298
Reuters Trading Solutions	305	313	360	178	154	202

Reuters Financial	919	926	1,040	335	430	500
Reuterspace	420	162	86	315	110	28
Instinet	1,030	656	368	234	214	92
TSI/RBB	—	—	24	—	—	16
Central	1,450	908	1,187	252	(194)	(241)

Total assets/non-interest bearing net assets	3,819	2,652	2,705	1,136	560	395
Interest bearing net (liabilities)/assets				(34)	41	(6)

				1,102	601	389

	TOTAL ASSETS			NON-INTEREST BEARING NET ASSETS
By location	2000 £M	1999 £M	1998 £M	2000 £M	1999 £M	1998 £M

Europe, Middle East and Africa	1,975	1,419	710	667	503	242
The Americas	1,171	530	754	655	196	127
Asia/Pacific	258	194	241	74	66	96
Central	415	509	1,000	(260)	(205)	(70)

Total assets/non-interest bearing net assets	3,819	2,652	2,705	1,136	560	395

Fixed assets	1,868	1,205	1,098
Current assets	1,951	1,447	1,607

	3,819	2,652	2,705

Central total assets by division consist principally of all cash and short-term investments plus interests in own shares, joint ventures and associates. Central total assets by location consist principally of those assets held by head office operations together with unamortised goodwill.

56   Reuters Group PLC Annual Report and Form 20-F 2000

14.  INTANGIBLE ASSETS: GOODWILL

	COST £M	AMORTISATION £M	NET BOOK AMOUNT £M

31 December 1999	539	(362)	177
Additions (see note 31)	121	—	121
Disposals	(16)	14	(2)
Charged in the year	—	(59)	(59)

31 December 2000	644	(407)	237

15.  TANGIBLE ASSETS

	FREEHOLD PROPERTY £M	LEASEHOLD PROPERTY £M	COMPUTER SYSTEMS EQUIPMENT £M	OFFICE EQUIPMENT AND MOTOR VEHICLES £M	TOTAL £M

Cost
31 December 1999	198	156	1,680	242	2,276
Translation differences	—	4	17	2	23
Additions	12	29	183	58	282
Owned by subsidiaries acquired	—	—	2	2	4
Disposals	(11)	(1)	(347)	(19)	(378)

31 December 2000	199	188	1,535	285	2,207

Depreciation
31 December 1999	63	81	1,265	169	1,578
Translation differences	—	1	11	2	14
Charged in the year	5	17	214	40	276
Owned by subsidiaries acquired	—	—	1	—	1
Disposals	(3)	(1)	(273)	(17)	(294)

31 December 2000	65	98	1,218	194	1,575

Net book amount
31 December 2000	134	90	317	91	632

31 December 1999	135	75	415	73	698

Net book amount of leasehold property	2000 £M	1999 £M	1998 £M

Long-term leaseholds	19	14	14
Short-term leaseholds	71	61	60

	90	75	74

Contracted capital commitments	18	15	35

Reuters Group PLC Annual Report and Form 20-F 2000 57

NOTES ON THE CONSOLIDATED BALANCE SHEET continued

16.  INVESTMENTS

	INTERESTS IN OWN SHARES £M	INTERESTS IN JOINT VENTURES £M	INTERESTS IN ASSOCIATES £M	OTHER INVESTMENTS £M	TOTAL £M

Net assets/cost
31 December 1999	95	2	67	127	291
Translation differences	—	1	18	—	19
Additions	40	156	252	286	734
Share of (losses)/profit arising in year	—	(11)	2	—	(9)
Dividends received	—	—	(2)	—	(2)
Amounts written off	(18)	—	—	(30)	(48)
Disposals	—	—	(4)	(13)	(17)
Reclassifications	—	2	(1)	1	2

31 December 2000	117	150	332	371	970

Goodwill
31 December 1999	—	11	28	—	39
Arising in the year	—	—	2	—	2
Charged in the year	—	(3)	(9)	—	(12)

31 December 2000	—	8	21	—	29

Net book amount
31 December 2000
Net assets/cost	117	150	332	371	970
Goodwill	—	8	21	—	29

	117	158	353	371	999

31 December 1999
Net assets/cost	95	2	67	127	291
Goodwill	—	11	28	—	39

	95	13	95	127	330

Listed investments at 31 December 2000
Carrying value	117	—	303	42	462
Market value	278	—	3,268	200	3,746

Had all listed investments been disposed of on 31 December 2000, tax of approximately £34 million would have been payable on the assumption that none of the earnings would be repatriated. The market value excludes TSI shares held by Reuters which will be transferred to TIBCO Finance employees on the exercise of outstanding options.

The net book amount of interests in own shares represents the cost less amounts written off in respect of 25 million Reuters ordinary shares held by employee share ownership trusts (ESOTs). These were acquired in the open market using funds provided by Reuters. The write-off reflects employee interests under incentive plans which are charged against profit over the vesting period of the awards (see pages 18-20). The ESOTs have waived dividend and voting rights on these shares.

In February 2000 Reuters and Multex.com Inc., formed a joint venture Multex Investor Europe Limited, in which Reuters has a 50% interest. In June 2000 Reuters and Equant formed a joint venture, Radianz Limited. Although Reuters owns 51% of the joint venture its control is limited to 50%.

In 1998 Reuters entered into a venture with Rudin Times Square Associates LLC. At 31 December 2000 Reuters had invested US$20 million (£13 million) and had guaranteed the future injection of approximately US$25 million (£17 million).

Other investments consist principally of Greenhouse Fund investments and Stock Exchange seats.

58  Reuters Group PLC Annual Report and Form 20-F 2000

17.  STOCKS

	2000 £M	1999 £M	1998 £M

Contract work in progress	7	4	10
Less progress payments	(2)	(2)	(9)

	5	2	1
Equipment stocks	2	2	5

	7	4	6

18.  DEBTORS

	2000 £M	1999 £M	1998 £M

Trade debtors	288	197	197
Less allowance for doubtful accounts	(31)	(28)	(28)

	257	169	169
Instinet counterparty debtors	662	432	204
Other debtors	153	99	90
Prepayments and accrued income	83	58	67
Deferred taxation (see note 24)	80	63	65
Amounts owed by joint ventures and associates	62	13	—

	1,297	834	595

Amounts falling due after more than one year (included in the above):
Deferred taxation	40	27	24
Other debtors	19	19	16

	59	46	40

19.  SHORT-TERM INVESTMENTS

		2000 £m	1999 £m	1998 £m

Listed
Government securities:	UK	—	2	2
	Overseas	127	180	115
Other deposits	Overseas	48	—	—

		175	182	117

Unlisted
Certificates of deposit	UK	2	1	127
Term deposits:	UK	67	156	511
	Overseas	8	100	103
Other deposits:	UK	9	21	3
	Overseas	269	30	101

		355	308	845

		530	490	962

Reuters Group PLC Annual Report and Form 20-F 2000 59

NOTES ON THE CONSOLIDATED BALANCE SHEET continued

20.  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2000 £M	1999 £M	1998 £M

Trade creditors	183	118	126
Accruals	465	352	369
Instinet counterparty creditors	570	328	186
Deferred income	78	50	43
Amounts owed to joint ventures and associates	76	18	—
Other creditors	58	42	35
Other taxation and social security	54	47	33

	1,484	955	792
Bank overdrafts	99	114	13
Bank loans	25	2	3
Other borrowings	269	191	989
Current UK corporation and overseas taxation	245	263	232
Proposed dividend	173	154	155

	2,295	1,679	2,184

Current UK corporation and overseas taxation comprises:
	2000 £M	1999 £M	1998 £M

UK corporation tax	72	138	105
Overseas taxes	173	125	127

	245	263	232

21. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2000 £M	1999 £M	1998 £M

Term notes and commercial paper	287	261	—
Bank borrowings	1	—	4
Accruals	15	14	12
Amounts owed to joint ventures	7	9	—

	310	284	16

22.  CONCENTRATION OF CREDIT RISK

Reuters is exposed to concentrations of credit risk. Reuters invests in UK and US government securities and with high credit quality financial institutions. Reuters limits the amount of credit exposure to any one financial institution. Reuters is also exposed to credit risk from its trade debtors which are concentrated in the financial community. Reuters estimates that approximately 60% of its subscribers are financial institutions, 25% are corporations in other sectors of the business community, 7% are from the news media and 8% are government institutions and individuals worldwide (1999: 59%, 27%, 6% and 8% respectively).

Instinet is exposed to the possibility of trades between its counterparties failing to settle. Due to the settlement mechanisms employed, the maximum exposure is generally limited to the market movement between the trade date and the settlement date. There are no material unprovided off-balance sheet exposures or positions in respect of trades undertaken on or prior to 31 December 2000.

60  Reuters Group PLC Annual Report and Form 20-F 2000

23.  PENSIONS AND SIMILAR OBLIGATIONS

Reuters has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.

Defined contribution plans

Reuters operates 28 defined contribution plans covering approximately 66% of its employees, of which the largest plan, the Reuters Pension Fund, covers approximately 19% of employees. Members of this plan contribute 6% of basic salaries and Reuters is required to make an annual contribution of 9.525% of members’ basic salaries regardless of the funding status of the plan. Reuters does not have the ability to recover assets held by the plan, nor can it be required to make additional payments to the plan over and above the annual contributions referred to above. Custodial responsibility for the assets of the plan rests with two substantial and independent UK investment managers.

Defined benefit plans

Reuters also operates 33 defined benefit plans covering approximately 16% of employees. Individually, these plans are of a relatively minor nature. They are subject to regular valuations based on the accepted actuarial practice and standards within the country in which the plan is established. The largest plans are directly invested and others are invested in insurance contracts. The remainder are internally funded in accordance with local practice with provisions in the subsidiary undertakings to recognise the pension obligations.

Where necessary, additional provisions have been established for the Group’s plans in accordance with UK Statement of Standard Accounting Practice 24 based on independent actuarial advice.

Post-retirement medical benefits

In the US, Reuters provides unfunded post-retirement medical benefits to certain US employees. The principal assumptions used in the most recent actuarial valuation undertaken at 31 December 2000 were that health care costs would increase by 9% per annum per head over the next year decreasing to 5% by 2005 and remain at 5% thereafter.

The movement on pension provisions and similar obligations was as follows:

	2000 £M	1999 £M	1998 £M

Opening balance	39	36	28
Profit and loss account (see note 2):
Defined contribution plans	38	36	35
Defined benefit plans	15	10	14
Post-retirement medical benefits	3	3	1

	56	49	50
Utilised in the year	(45)	(46)	(42)

Closing balance	50	39	36

Reuters Group PLC Annual Report and Form 20-F 2000 61

NOTES ON THE CONSOLIDATED BALANCE SHEET continued

24.  DEFERRED TAXATION LIABILITIES/(ASSETS)

	£M 2000	£M 1999	£M 1998

Opening balance	(40)	(51)	(58)
Profit and loss account	(12)	11	7

Closing balance	(52)	(40)	(51)

The closing balance is analysed below:

Timing differences:
Fixed asset related	5	5	7
Other	(57)	(45)	(58)

	(52)	(40)	(51)

Reuters has provided for all potential deferred tax liabilities in respect of timing differences and has provided for deferred UK income and foreign withholding taxes that will be triggered by the expected future remittance of earnings by overseas subsidiary undertakings. Reuters has not provided for deferred UK income and foreign withholding taxes relating to unremitted earnings where remittance of these earnings is not currently anticipated in the foreseeable future. Reuters estimates that these unrecognised taxes would total approximately £593 million at 31 December 2000 assuming repatriation at that date. The increase from 1999 (£166 million) arises from changes in UK law and practice in the year.

TOTAL TIMING DIFFERENCES AT 31 DECEMBER 2000	ASSETS £M	VALUATION ALLOWANCE £M	LIABILITIES £M	NET £M

Fixed asset related	(54)	40	19	5
Unrecognised tax losses	(29)	29	—	—
Other	(94)	11	26	(57)

	(177)	80	45	(52)

The valuation allowance decreased by £1 million during 2000. Where appropriate, deferred tax assets and liabilities are netted for balance sheet presentation purposes. The net deferred tax balance has been analysed as:

	2000 £M	1999 £M	1998 £M

Deferred tax asset (included in debtors - see note 18)	(80)	(63)	(65)
Deferred tax liability (included in provisions for liabilities and charges)	28	23	14

62 Reuters Group PLC Annual Report and Form 20-F 2000

25.  OTHER PROVISIONS

The movement in other provisions during 2000 was as follows:
	RATIONALISATION £M	LEGAL/ COMPLIANCE £M	PROPERTY £M	OTHER £M	TOTAL £M

31 December 1999	13	7	3	3	26
Charged against profit	17	5	2	5	29
Utilised in the year	(10)	(5)	(1)	(1)	(17)
Released	(2)	(1)	—	(1)	(4)

31 December 2000	18	6	4	6	34

At the end of 1999, the costs of a number of incomplete rationalisation programmes were provided for. During 2000 these programmes were implemented and a number of new ones were introduced in respect of the business transformation initiative.

The legal/compliance provision represents the expected cost of settling disputes arising from contractual arrangements with third party suppliers, including associated legal and professional fees.

The ongoing rationalisation of business premises occupied by Reuters, particularly within the UK, has resulted in the need to provide for unavoidable future rental costs. Property provisions also reflects Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements.

26. CAPITAL AND RESERVES

	CALLED-UP SHARE CAPITAL £M	CAPITAL REDEMPTION RESERVE £M	SHARE PREMIUM ACCOUNT £M	OTHER RESERVE £M	PROFIT AND LOSS ACCOUNT RESERVE £M	SHARE- HOLDERS’ EQUITY £M

31 December 1997 (pro forma - see below)	408	—	—	(290)	1,543	1,661
Capital reorganisation (see below)	(55)	—	—	(1,427)	—	(1,482)
Shares issued during the year	1	—	16	—	(4)	13
Translation differences	—	—	—	—	(1)	(1)
Retained earnings for the year	—	—	—	—	181	181

31 December 1998	354	—	16	(1,717)	1,719	372
Shares issued during the year	2	—	26	—	(3)	25
Shares repurchased during the year	(1)	1	—	—	(25)	(25)
Translation differences	—	—	—	—	10	10
Retained earnings for the year	—	—	—	—	219	219

31 December 1999	355	1	42	(1,717)	1,920	601
Shares issued during the year	2	—	29	—	(3)	28
Unrealised gains on formation of joint ventures and associates	—	—	—	—	73	73
Unrealised gain on deemed disposal of associate	—	—	—	—	39	39
Unrealised gains on disposals of fixed asset investments	—	—	—	—	13	13
Translation differences	—	—	—	—	40	40
Retained earnings for the year	—	—	—	—	308	308

31 December 2000	357	1	71	(1,717)	2,390	1,102

Reuters Group PLC Annual Report and Form 20-F 2000 63

NOTES ON THE CONSOLIDATED BALANCE SHEET continued

26.  CAPITAL AND RESERVES continued

During 2000 £31 million was received by Reuters Group PLC on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £28 million to the Group for the issue of these shares and the balance of £3 million comprised contributions to the qualifying employee share trust (QUEST) from subsidiary undertakings.

Cumulative translation gains at 31 December 2000 totalled £22 million (1999: cumulative losses £18 million, 1998: cumulative losses £28 million).

On 18 February 1998, Reuters Group PLC issued and credited as fully paid 1,417,331,693 ordinary shares of 25p each and paid cash of £1,482 million to acquire the majority of the issued share capital of Reuters Holdings PLC following the approval of a High Court Scheme of Arrangement. In exchange for every 15 ordinary shares in Reuters Holdings PLC, shareholders received 13 ordinary shares in Reuters Group PLC plus £13.60 in cash.

Share capital and reserves in the 1997 consolidated balance sheet have been restated on a pro forma basis. The pro forma share capital as at 31 December 1997 represents the pro forma nominal value of shares in issue of Reuters Group PLC immediately prior to the reorganisation. Differences between this amount and the previously reported capital and reserves, excluding the profit and loss account reserve, represent the merger difference and have been reflected in Other reserve.

27.  SHARE CAPITAL

	2000 £M	1999 £M	1998 £M

Authorised
One Founders Share of £1	—	—	—
49,998 redeemable preference shares of £1	—	—	—
2,100 million ordinary shares of 25p each	525	525	525

	525	525	525

Allotted and called-up
One Founders Share of £1	—	—	—
Ordinary shares of 25p each	357	355	354

	357	355	354

Number of ordinary shares of 25p each (millions)	1,429.1	1,422.7	1,421.6

Shares allotted/(repurchased) during the year in millions	2000	1999	1998

Capital reorganisation	—	—	(218.1)
Shares in Reuters Group PLC issued for cash under employee
share schemes at prices ranging from 150p to 929p per share	6.4	5.8	4.3
Shares repurchased	—	(4.7)	—

	6.4	1.1	(213.8)

The rights attaching to the Founders Share are set out on page 82.

64 Reuters Group PLC Annual Report and Form 20-F 2000

28.  EMPLOYEE SHARE OPTION PLANS

Reuters operates share plans for the benefit of employees as explained in the report on remuneration. Since the flotation of Reuters Holdings PLC in 1984, Reuters has issued 101 million shares under these plans.

Activity relating to share options for the two years ended 31 December 2000 was as follows:

SAVE-AS-YOU -EARN PLANS		EXECUTIVE PLANS	PLAN 2000	TOTAL	WEIGHTED AVERAGE EXERCISE PRICE

Ordinary shares under option in millions (including ADSs):
31 December 1998	17.1	1.6	25.7	44.4	£5.10
Granted	2.6	—	2.4	5.0	£7.58
Exercised	(4.2)	(0.7)	(0.9)	(5.8)	£4.37
Expired, cancelled or lapsed	(0.9)	(0.1)	(1.2)	(2.2)	£5.26

31 December 1999	14.6	0.8	26.0	41.4	£5.51
Granted	2.6	—	—	2.6	£10.19
Exercised	(5.0)	(0.4)	(1.0)	(6.4)	£4.43
Expired, cancelled or lapsed	(1.0)	—	(0.3)	(1.3)	£5.77

31 December 2000	11.2	0.4	24.7	36.3	£6.02

Number of participants at 31 December 2000	10,090	38	12,896

The above options will be satisfied by the issue of new shares.

The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2000.

RANGE OF EXERCISE PRICES	TOTAL SHARES UNDER OPTION (MILLION)	WEIGHTED AVERAGE PERIOD REMAINING TO FULL VESTING (MONTHS)	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS EXERCISABLE AT 31 DECEMBER 2000 (MILLION)	EXERCISABLE WEIGHTED AVERAGE EXERCISE PRICE

Ordinary shares
£3.01 - £5.00	3.2	13	£4.73	0.3	£4.32
£5.01 - £7.00	26.4	10	£5.56	0.1	£5.02
£7.01 - £9.00	2.3	15	£8.14	—	—
£9.01 - £11.00	2.3	35	£9.92	—	—
ADSs
$40.01 - $70.00	1.3	16	$58.08	—	—
$70.01 - $100.00	0.6	29	$82.06	—	—
$100.01 - $130.00	0.2	39	$119.50	—	—

	36.3			0.4

In August 1990 and January 1994, Reuters established employee share ownership trusts with the power to acquire shares in the open market. The trustee of both trusts, an offshore subsidiary of Reuters, is being managed under contract by an independent management company. Shares purchased by the trusts will be used either to meet obligations under the company’s restricted share plans described in the report on remuneration and related matters on pages 15-24 or to satisfy the exercise of options granted, or to be granted, under other employee share option plans. Alternatively, new shares may be issued to satisfy these option obligations.

Reuters Group PLC Annual Report and Form 20-F 2000  65

NOTES ON THE CONSOLIDATED BALANCE SHEET continued

29.  RELATED PARTY TRANSACTIONS

During the year, Reuters carried out a number of transactions with related parties in the normal course of business and on an arm’s length basis. Details of these transactions are shown below:

	31 DECEMBER 1999 £M	AMOUNTS INVOICED £M	AMOUNTS (COLLECTED)/ PAID £M	31 DECEMBER 2000 £M

Amounts receivable
Radianz	—	87	(45)	42
Factiva	13	25	(21)	17
Other	—	4	(1)	3

	13	116	(67)	62

Amounts payable
Radianz	—	(110)	61	(49)
Factiva	(13)	(41)	35	(19)
Other	(3)	(14)	12	(5)

	(16)	(165)	108	(73)

The above amounts relate to the rendering or receiving of services between both parties, including agency arrangements and licence agreements. The Other amounts principally comprise transactions with TIBCO Software Inc.

In addition to the above amounts:

(a)	Reuters has a promissory note payable to Factiva with a balance of £10 million outstanding at the year end (1999: £11 million).

(b)	Reuters disposed of a wholly owned subsidiary to Radianz for £17 million.

30.  OPERATING LEASES

Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

	2000 £M	1999 £M	1998 £M

Year ended 31 December
1999	—	—	70
2000	—	79	64
2001	97	72	61
2002	82	64	54
2003	70	55	46
2004	59	45	38
2005	47	36	32
Thereafter	325	266	225

Total minimum lease payments	680	617	590

66 Reuters Group PLC Annual Report and Form 20-F 2000

30. OPERATING LEASES continued At 31 December, Reuters had commitments to make payments during the following year under non-cancellable operating leases as follows:

	LAND AND BUILDINGS			OTHER
	2000 £M	1999 £M	1998 £M	2000 £M	1999 £M	1998 £M

Operating leases which expire:
Within one year	13	7	7	1	1	1
In the second to fifth years	52	41	36	8	9	8
Over five years	37	29	26	—	—	—

31.  ACQUISITIONS AND DISPOSALS

During 2000, Reuters acquired a number of subsidiary undertakings including 100% holdings in O R Telematique SA (ORT), Yankee Group Research, Inc., (Yankee) and Lynch, Jones & Ryan, Inc., (LJR). In addition, investments in joint ventures and associated undertakings included Multex Investor Europe Limited, Radianz Limited, Atriax Holdings Limited and Sila Communications Limited. Disposals included Safetynet Group Limited and there were deemed disposals of a number of associated undertakings including TSI.

	BOOK VALUE
ACQUISITIONS	ORT £M	YANKEE £M	LJR £M	OTHER £M	FAIR VALUE ADJUSTMENTS £M	TOTAL SUBSIDIARIES £M	TOTAL ASSOCIATES £M	TOTAL £M

Tangible fixed assets	1	2	—	—	—	3	—	3
Fixed asset investments	—	—	—	—	—	—	15	15
Current assets:
Cash	12	1	8	—	—	21	—	21
Other	17	5	4	1	1	28	—	28
Current liabilities	(14)	(14)	(11)	(1)	(1)	(41)	—	(41)
Long-term liabilities	(2)	—	—	—	—	(2)	—	(2)

	14	(6)	1	—	—	9	15	24
Cash consideration	(40)	(49)	(31)	(10)	—	(130)	(17)	(147)

Goodwill	26	55	30	10	—	121	2	123

Included within the Group profit and loss account in 2000 are revenues of £70 million in respect of acquisitions during the year. Had they been acquired on 1 January 2000 their contribution to Group revenue would have been £92 million. Their impact on profit was immaterial.

CREATION OF JOINT VENTURES AND ASSOCIATES	RADIANZ £M	OTHERS £M	TOTAL £M

Book value of assets contributed:
Cash	(25)	(35)	(60)
Other	(63)	—	(63)
Fair value of net assets acquired	144	52	196

Gains	56	17	73

The gains of £73 million are unrealised and hence are recorded in the statement of total recognised gains and losses (STRGL). Reuters Group PLC Annual Report and Form 20-F 2000 67

NOTES ON THE CONSOLIDATED BALANCE SHEET continued

31. ACQUISITIONS AND DISPOSALS continued

DEEMED DISPOSALS	TSI £M	OTHERS £M	TOTAL £M

Increase in net assets	195	9	204
Consideration	1	(2)	(1)

Gains	196	7	203

Of the above gains £164 million are shown in the profit and loss account, reflecting principally the profit of £157 million generated by the follow-on offering in March 2000 of 4.8 million TSI shares and the exercise of stock options. Unrealised gains of £39 million arose from a share-based acquisition by TSI.

Actual disposals

In addition to the deemed disposals, actual disposals resulted in consideration of £62 million realising gains of £46 million which are recorded in the profit and loss account. Of these gains £37 million related to Safetynet Group Limited and £8 million related to Reuters Connect Services Limited, a wholly owned subsidiary of Reuters which was sold to Radianz subsequent to the creation of Radianz.

RECONCILIATION OF GAINS	REALISED £M	UNREALISED £M	TOTAL £M

On formation of joint ventures and associates	—	73	73
On deemed disposals	164	39	203
On actual disposals	46	—	46
On disposal of Greenhouse investments	83	13	96
On disposal of tangible fixed assets	8	—	8

Recorded in the profit and loss account/STRGL	301	125	426

68 Reuters Group PLC Annual Report and Form 20-F 2000

32.  SUBSIDIARY AND ASSOCIATED UNDERTAKINGS AND JOINT VENTURES

The principal subsidiary undertakings, associated undertakings and joint ventures at 31 December 2000, all of which are included in the consolidated financial statements, are shown below. The shares in Reuters Investments Limited are held by Reuters Group PLC. The shares in the other companies are held by Reuters Investments Limited or its wholly-owned subsidiaries.

SUBSIDIARY UNDERTAKINGS	COUNTRY OF INCORPORATION	PRINCIPAL AREA OF OPERATION	PERCENTAGE OF EQUITY SHARES HELD

Instinet Group LLC	USA	USA	100
Reuters AG	Germany	Germany	100
Reuters America Inc	USA	USA	100
Reuters Australia Pty Limited	Australia	Australia	100
Reuters Eastern Europe Limited	UK	Russia	100
Reuters Espana SA	Spain	Spain	100
Reuters GmbH	Austria	Austria	100
Reuters Hong Kong Limited	Cook Islands	Hong Kong	100
Reuters Investments Limited	UK	UK	100
Reuters Italia SpA	Italy	Italy	100
Reuters Limited	UK	Worldwide	100
Reuters Nederland BV	Netherlands	Netherlands	100
Reuters SA	Switzerland	Continental Europe	100
Reuters Services SARL	France	France	100
Reuters Singapore Pte Limited	Singapore	Singapore	100
Reuters Transaction Services Limited	UK	Worldwide	100
Reuters Information Services (Canada) Limited	Canada	Canada/USA	100
TIBCO Finance Technology Inc.	USA	Worldwide	100

The financial years for the above subsidiary undertakings end on 31 December.

Associated undertakings and joint ventures

The principal associated undertakings and joint ventures at 31 December 2000 were:

TIBCO Software Inc.	USA	Worldwide	57
Factiva LLC (joint venture)	USA	Worldwide	50
Radianz Limited (joint venture)	UK	Worldwide	51
Multex Investor Europe Limited (joint venture)	UK	Europe	50
Sila Communications Limited	UK	UK	40

On a diluted basis, after deducting shares under option, Reuters interest in the equity of TIBCO Software Inc., reduces to 42%.

33.  POST BALANCE SHEET EVENTS

On 8 February 2001, Reuters announced that Instinet, its wholly owned electronic brokerage subsidiary, had filed a Registration Statement with the SEC for a proposed initial public offering (IPO). Instinet intends to apply for quotation of its common stock on the Nasdaq Stock Market. It is expected that the IPO will be completed by the middle of 2001. This will be a primary offering of common stock all of which will be issued by Instinet. Following the IPO, Reuters will continue to own a substantial majority of Instinet’s common stock.

Reuters Group PLC Annual Report and Form 20-F 2000  69

BALANCE SHEET OF REUTERS GROUP PLC AT 31 DECEMBER

	Notes	2000 £M	1999 £M	1998 £M

Fixed asset investment	34	8,679	8,655	8,640
Amounts owed by Group undertakings		795	589	1,144
Other borrowings		(558)	(448)	(989)
Proposed dividends		(173)	(154)	(155)

Net assets		8,743	8,642	8,640

Capital and reserves:	35
Called-up share capital		357	355	354
Capital redemption reserve		1	1	—
Share premium account		71	42	16
Merger reserve		6,788	6,788	6,788
Profit and loss account reserve		1,526	1,456	1,482

Capital employed		8,743	8,642	8,640

Profit attributable to ordinary shareholders		294	205	343

This balance sheet was approved by the directors on 16 February 2001.

/s/ Peter Job Peter Job, Chief Executive	/s/ David Grigson David Grigson, Finance Director

Advantage has been taken of the provisions of Section 230(3) of the Companies Act 1985 not to present a separate profit and loss account for Reuters Group PLC.

70  Reuters Group PLC Annual Report and Form 20-F 2000

NOTES ON THE BALANCE SHEET OF REUTERS GROUP PLC

34.  FIXED ASSET INVESTMENT

The investment represents the shareholding of Reuters Group PLC in Reuters Investments Limited.

35. CAPITAL AND RESERVES

	CALLED UP SHARE CAPITAL £M	CAPITAL REDEMPTION RESERVE £M	SHARE PREMIUM ACCOUNT £M	MERGER RESERVE £M	PROFIT AND LOSS ACCOUNT RESERVE £M	TOTAL £M

31 December 1999	355	1	42	6,788	1,456	8,642
Shares issued during the year	2	—	29	—	—	31
Retained profit for the year	—	—	—	—	70	70

31 December 2000	357	1	71	6,788	1,526	8,743

Following the approval of a High Court Scheme of Arrangement, the majority of the issued share capital of Reuters Holdings PLC was acquired by Reuters Group PLC in February 1998. The merger reserve and profit and loss account reserve arose as a result of this transaction.

The retained profit for the year represents dividends from Reuters Investments Limited less dividends paid to shareholders and certain administrative costs.

Reuters Group PLC Annual Report and Form 20-F 2000  71

ACCOUNTING POLICIES

Accounting basis

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The 1998 capital reorganisation was accounted for using merger accounting principles in order to show a true and fair view.

Basis of consolidation

The consolidated financial statements include:

a.	The financial statements of Reuters Group PLC and its subsidiaries to 31 December. The results of subsidiaries are included for the period during which they are a member of the Group.

b.	Reuters share of the post-acquisition results of associated undertakings and joint ventures. Investments in associated undertakings and joint ventures are included at Reuters share of the net assets at the dates of acquisition plus the Group’s share of post-acquisition reserves.

Foreign currency translation

Where it is considered that the functional currency of an operation is sterling the financial statements are expressed in sterling on the following basis:
a.	Fixed assets are translated into sterling at the rates ruling on the date of acquisition as adjusted for any profits or losses from related financial instruments.

b.	Monetary assets and liabilities denominated in a foreign currency are translated into sterling at the foreign exchange rates ruling at the balance sheet date.

c.	Revenue and expenses in foreign currencies are recorded in sterling at the rates ruling for the month of the transactions.

d.	Any gains or losses arising on translation are reported as part of profit.

For other operations, associated undertakings and joint ventures, assets and liabilities are translated into sterling at the rates ruling at the balance sheet date. Revenue and expenses in foreign currencies are recorded in sterling at the rates ruling for the month of the transactions and gains or losses arising on translation are dealt with through reserves.

Treasury

Reuters receives revenue and incurs expenses in more than 60 currencies and uses financial instruments to hedge a portion of its net cash flow and operating profit. Profits and losses from hedging activities are matched with the underlying cash flows and profits being hedged. Those relating to trading cash flows are reported as part of profit and those relating to Reuters capital expenditure programme are adjusted against the cost of the assets to which they relate.

Reuters uses financial instruments to hedge a portion of its interest exposure. Profits and losses on financial instruments are reported as part of profit for the period to which they relate.

Financial instruments hedging the risk on foreign currency assets are revalued at the balance sheet date and the resulting gain or loss offset against that arising from the translation of the underlying asset into sterling.

Revenue

Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of equipment applicable to the year. Short-term contracts are accounted for on a completed contract basis. Long-term contracts are accounted for on a percentage of completion basis.

Instinet transactions

Securities transactions between Instinet counterparties which pass through Instinet in its role as an agency broker are recorded on a settlement date basis and, therefore, are only reflected in the balance sheet if there is a failure to settle. Revenues and related expenses arising from such securities transactions are accrued from the date of the transaction.

Development

Development expenditure is charged against profit in the year in which it is incurred.

Pensions and similar obligations

The expected cost of pensions and other post-retirement benefits is charged against profit so as to spread the cost over the service lives of the employees affected.

Restricted share and Instinet long-term incentive plans

Costs of the restricted share and Instinet long-term incentive plans are charged to profit over the vesting period of the awards.

Tangible fixed assets

Depreciation is calculated on a straight-line basis so as to write down the assets to their residual values over their expected useful lives:

Freehold land	Not depreciated
Freehold buildings	Normally 50 years
Leasehold property	Over the term of the lease

Computer systems equipment,
office equipment and
motor vehicles	3 to 5 years

Stocks and contract work in progress

Stocks and contract work in progress are valued at the lower of cost and net realisable value less progress payments received and receivable from clients. Progress payments in excess of the value of work carried out are included within creditors.

Cost is calculated on a first in first out basis by reference to the invoiced value of supplies and attributable costs of bringing stocks to their present location and condition.

Net realisable value is the estimated market value less selling costs.

72  Reuters Group PLC Annual Report and Form 20-F 2000

Short-term investments

Government securities are stated in the balance sheet at the lower of cost plus accrued capital appreciation and market value. Income from these securities and any adjustment for changes in their market value during the year is reported as part of profit.

Interest on certificates of deposit is calculated at the yield at which the certificate was purchased and is reported as part of profit over the life of the certificate. Certificates of deposit are stated in the balance sheet at the lower of cost plus accrued interest and market value.

Movements in short-term investments are reported under the heading of management of liquid resources in the cash flow statement.

Debt issuance

Medium-term notes and commercial paper are stated at the amount of the net proceeds plus accrued interest or any discount or premium. Discounts or premia to the nominal value are amortised over the term of the issue. Costs associated with debt issuance are charged against profit over the life of the instrument.

Foreign currency swap agreements and forward contracts are used to convert non-sterling debt into sterling. Interest rate swaps, swaptions and forward rate agreements are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivatives are recognised as adjustments to interest expense over the period of the contract.

Leasing

Assets acquired under a finance lease are recorded in the balance sheet as tangible fixed assets with corresponding obligations to pay future rentals. The assets are valued at the present value of the minimum lease payments at the rate implicit in the lease.

Rentals payable are apportioned between a finance charge and a reduction of the outstanding obligation for future amounts payable. The total finance charge is allocated to accounting periods during the lease term so as to produce a constant periodic rate of charge on the outstanding obligation throughout the lease.

Operating lease rentals are charged against profit on a straight-line basis over the period of the lease.

Deferred taxation

Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. The only exception to this is in respect of deferred tax assets relating to provisions for pensions and other post-retirement benefits which are recognised in full.

Goodwill

Purchased goodwill is capitalised and amortised through the profit and loss account on a straight-line basis over its estimated useful economic life which is between five and 20 years depending on the nature of business acquired. Impairment reviews of goodwill are carried out at the end of the first financial year after acquisition and where there is any indication of impairment.

Interest in shares of Reuters Group PLC

Shares held by the employee share ownership trusts are recorded in the balance sheet within fixed asset investments at cost including expenses less amounts written off.

Fixed asset investments

Fixed asset investments are held at cost net of permanent diminution in values as assessed by the directors.

Reuters Group PLC Annual Report and Form 20-F 2000  73

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below:

a.  Software revenue recognition

Under UK GAAP, revenue and related direct costs from contracts for the outright sale of software systems are recognised at the time of client acceptance when no further costs are expected to be incurred. Under US GAAP, specific rules were introduced effective January 1998 establishing the criteria that must be met for revenue recognition. Under these rules, certain contracts with multiple elements require an amount of revenue to be deferred until all criteria for revenue recognition are met.

b.  Software and website development costs

Under UK GAAP, costs of developing computer software products and websites are usually expensed in the year in which they are incurred. Under US GAAP, the costs of developing computer software products subsequent to establishing technical feasibility are capitalised. Additionally, certain costs relating to website development incurred subsequent to the planning stage are also capitalised. The amortisation of the capitalised costs is based on the estimated future revenues or remaining estimated useful economic lives of the products involved.

c.  Joint ventures and associated undertakings

Certain employees that held unvested stock option awards were transferred to a joint venture in 2000. Following the transfer, the stock awards are considered to be held by non-employees under US GAAP. Accordingly, stock option expense relating to the fair value of the unvested awards is included in share of operating loss in joint ventures over the remaining vesting period. Under UK GAAP, no such adjustment is recorded.

Under UK GAAP, the difference between the book value and fair value of the assets contributed to a joint venture is recognised in the statement of total recognised gains and losses. Under US GAAP, the difference is released to the income statement over the anticipated life of the assets contributed to the venture.

d.  Gains on deemed disposal of associates

Under UK GAAP, gains on the partial deemed disposal of associates involving non-qualifying consideration are recorded in the statement of total recognised gains and losses. Under US GAAP, the company has adopted a policy whereby these gains are recorded in the profit and loss account.

e.  Gains on exchange of investments

Under UK GAAP, gains on the non-cash sales of fixed asset investments are recorded within the statement of total recognised gains and losses. Under US GAAP, these gains are recorded in the profit and loss account.

f.  Goodwill and other acquisition accounting adjustments

UK GAAP require purchased goodwill to include an estimate of the fair value of any contingent consideration. Under US GAAP, contingent consideration is usually recognised as a component of goodwill when the contingency is resolved.

g.  Employee costs

Since 1990, options have been granted under Reuters save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, the discount is regarded as employee compensation and is accrued over the vesting period of the grants.

Under UK GAAP, no compensation charge is recorded when the vesting terms of an option award are accelerated, or when an option plan is amended with substantially similar terms to the old plan. Under US GAAP, additional compensation cost is recognised when the vesting of an option has been accelerated and those options would otherwise have been forfeited unvested. Additional compensation cost is also recognised where a new measurement date is established following the amendment of a stock option plan where the exercise price is less than the market value of the underlying shares on the new measurement date.

Under UK GAAP, the liability for national insurance on stock options is accrued for based on the intrinsic value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

h.  Taxes on income

Under UK GAAP, deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. Deferred tax also arises in relation to the tax effect of the other US GAAP adjustments.

i.  Dividends

Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP, dividends and any related tax credit are given effect only in the period in which dividends are formally declared.

j.  Shares held by employee share ownership trusts (ESOTs)

Under UK GAAP, shares held by the ESOTs are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders’ equity.

74  Reuters Group PLC Annual Report and Form 20-F 2000

k.  Fixed asset investments

Under UK GAAP, fixed asset investments are held on the balance sheet at the lower of cost less any provisions for permanent diminution in value. Under US GAAP, fixed asset investments which are available for sale are stated at fair value with unrealised gains or losses included in the statement of comprehensive income.

The effects of these differing accounting principles are shown in notes 36-39.

Cash flow statement

The cash flow statement set out on pages 47-49 has been prepared in conformity with UK Financial Reporting Standard No 1 (Revised) Cash Flow Statements. The principal differences between this statement and cash flow statements presented in accordance with US Financial Accounting Standard No 95 are as follows:

1.	Under UK GAAP, net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance and (b) taxes paid. Under US GAAP, net cash flow from operating activities is determined after these items.

2.	Under UK GAAP, capital expenditure is classified separately while under US GAAP, it is classified as an investing activity.

3.	Under UK GAAP, dividends paid are classified separately while under US GAAP, dividends paid are classified as financing activities.

4.	Under UK GAAP, movements in short-term investments are not included in cash but classified as management of liquid resources. Under US GAAP, short-term investments with a maturity of three months or less at the date of acquisition are included in cash.

5.	Under UK GAAP, movements in bank overdrafts are classified as movements in cash while under US GAAP, they are classified as a financing activity.

Set out below is a summary consolidated cash flow statement under US GAAP:

	2000 £M	1999 £M	1998 £M

Net cash inflow from operating activities	688	657	795
Net cash outflow from investing activities	(624)	(409)	(431)
Net cash outflow from financing activities	(54)	(610)	(764)

Net increase/(decrease) in cash and cash equivalents under US GAAP	10	(362)	(400)
Net increase/(decrease) in cash under UK GAAP (see notes 4-5 above)	11	(25)	(8)

Reuters Group PLC Annual Report and Form 20-F 2000 75

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

36.  ADJUSTMENTS TO NET INCOME

	2000 £M	1999 £M	1998 £M

Profit attributable to ordinary shareholders in accordance with UK GAAP	532	425	384
US GAAP adjustments:
a. Software revenue recognition	(6)	2	(2)
b. Capitalised website development costs	3	—	—
b. Amortisation of software development costs	(2)	(2)	(2)
c. Associated undertakings	(16)	—	—
d. Gains on deemed disposal of associate	25	—	—
e. Gain on exchange of investments	16	—	—
f. Goodwill and other acquisition accounting adjustments	(3)	(2)	(3)
g. Employee costs (i)	(22)	(8)	(1)
h. Income taxes
Application of FAS 109	(1)	35	13
Tax effect of US GAAP adjustments	8	1	3

Net income in accordance with US GAAP	534	451	392

	2000 PENCE	1999 PENCE	1998 PENCE

Earnings and dividends (ii)
Basic earnings per ADS in accordance with US GAAP	228.1	192.1	166.6
Diluted earnings per ADS in accordance with US GAAP	224.3	189.5	166.0

Dividend paid per ADS (including UK tax credit)	97.7	97.7	99.8
Deemed special dividend paid per ADS	—	—	627.7

Total dividend paid per ADS	97.7	97.7	727.5

Weighted average number of shares used in basic EPS calculation (millions)	1,404	1,409	1,411
Issuable on conversion of options	24	20	5

Used in diluted EPS calculation	1,428	1,429	1,416

Additional disclosures required by US GAAP

(i)  Employee costs

The company has complied with Financial Accounting Standard No 123, Accounting for Stock-Based Compensation (FAS 123). Reuters has continued to apply the methodologies set out in APB Opinion 25, Accounting for Stock Issued to Employees and other US GAAP literature in calculating its US GAAP adjustments for share option plans and awards of share rights. Had Reuters elected to recognise compensation expense based upon the fair value at grant date for awards made in 1995 to 2000 under these plans consistent with the alternative methodology set out in FAS 123, net income in 2000 in accordance with US GAAP would have been £2 million lower (1999: £8 million lower), and earnings per ADS and diluted earnings per ADS would both have been 1.0p lower (1999: 3.6p lower) than the figures shown above. Differences arising in earlier years were not material.

The fair value of the options granted are estimated using a European binomial option pricing model. The range of assumptions applied to options granted in 2000 were: dividend yield of 1.2%-1.7%, volatility of 44%-52% and risk-free investment rates of 6.72%-6.8%.

(ii)  Capital reorganisation

As explained in note 26, Reuters Holdings PLC completed a capital reorganisation in 1998. Under US GAAP, this transaction was deemed a share consolidation combined with a special dividend and, accordingly, earnings per share and per ADS and dividends per share and per ADS were retroactively restated. Under UK GAAP, no restatement of earnings per share was deemed necessary as the cash payment was considered to be equivalent to a repurchase of shares at market value and the number of new shares in Reuters Group PLC was set to facilitate comparability of earnings with those of Reuters Holdings PLC.

76  Reuters Group PLC Annual Report and Form 20-F 2000

36.  ADJUSTMENTS TO NET INCOME continued

(iii)  Derivative instruments and hedging activities

Financial Accounting Standard No 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133) as amended by FAS 138, became effective for Reuters on 1 January 2001. FAS 133, which requires all derivatives to be carried on the balance sheet at fair value, introduces new rules in respect of hedge accounting and the recognition of movements in fair value through the income statement.

Reuters expects that it will not designate any of its derivative instruments as qualifying hedge instruments under FAS 133 and, accordingly, the company expects to record changes in the fair value of its derivative instruments in current earnings each period. The company will record a transition adjustment in its accounting records to comply with FAS 133. The transition adjustment will be calculated using the assumption that none of the hedging relationships that existed prior to the adoption of FAS 133 will qualify for hedge accounting after the adoption of FAS 133.

Under UK GAAP, Reuters will continue to apply hedge accounting and accordingly expects to present a US GAAP adjustment for 2001 and in subsequent years. At this time, Reuters plans no significant change to its risk management strategies due to the adoption of FAS 133.

The impact that FAS 133 will have on the US GAAP results in Reuters financial statements for the year ended 31 December 2001 is currently being assessed.

37.  ADJUSTMENTS TO SHAREHOLDERS’ EQUITY

	2000 £M	1999 £M	1998 £M

Capital employed before minority interest in accordance with UK GAAP	1,102	601	372
US GAAP adjustments:
a. Software revenue recognition	(6)	—	(2)
b. Capitalised software and website development costs net of amortisation	6	4	6
c. Investments in joint ventures and associates	(81)	—	—
f. Goodwill and other acquisition accounting adjustments	4	4	(16)
g. Liabilities	(73)	(42)	(28)
h. Deferred taxes	18	(123)	(10)
i. Dividends not formally declared or paid during the year	174	154	155
j. Shares held by employee share ownership trusts	(117)	(95)	(45)
k. Fixed asset investments	159	606	72

Shareholders’ equity in accordance with US GAAP	1,186	1,109	504

38. STATEMENT OF COMPREHENSIVE INCOME
	2000 £M	1999 £M	1998 £M

Net income in accordance with US GAAP	534	451	392
Other comprehensive income, net of tax:
Unrealised gains on certain fixed asset investments:
Arising during year	(270)	425	37
Less gains in net income	(43)	(10)	(19)
Foreign currency translation differences	40	10	(1)

Comprehensive income in accordance with US GAAP	261	876	409

Reuters Group PLC Annual Report and Form 20-F 2000 77

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

39.  SUMMARISED BALANCE SHEET (US GAAP BASIS)

	2000 £M	1999 £M	1998 £M

Assets
Fixed tangible assets	1,584	1,534	889
Current assets	1,886	1,401	1,565
Other assets	60	46	42
Software development costs	6	4	6
Goodwill and other intangibles	247	188	220

Total assets	3,783	3,173	2,722

Liabilities and shareholders’ equity
Current liabilities	2,130	1,556	2,102
Long-term liabilities	458	362	75
Deferred taxes	9	146	24
Minority interest	—	—	17

Shareholders’ equity before deductions	1,349	1,236	562
Shares held by employee share ownership trusts	(163)	(127)	(58)

Total shareholders’ equity	1,186	1,109	504

Total liabilities and shareholders’ equity	3,783	3,173	2,722

Goodwill and other intangibles are net of accumulated amortisation of £477 million (1999: £415 million, 1998: £370 million). Software development costs are net of accumulated amortisation of £16 million (1999: £14 million, 1998: £12 million).

78  Reuters Group PLC Annual Report and Form 20-F 2000

INFORMATION FOR SHAREHOLDERS

MAJOR SHAREHOLDERS

Ordinary shares

As of 16 February 2001, there were 1,404,617,643 ordinary shares outstanding, excluding 24,690,616 ordinary shares owned by certain employee share ownership trusts (see note 16). Reuters has received notice under section 198 of the Companies Act 1985, that on 16 February 2001, The Capital Group Companies, Inc., and its affiliates together held, in their capacity as investment managers, 51,935,504 ordinary shares (representing 3.63% of Reuters share capital). On that date, to Reuters knowledge, all directors and officers of Reuters as a group (19 persons) had an interest in an aggregate of 773,418 ordinary shares, representing approximately 0.05% of the total outstanding, excluding an aggregate of 1,984,560 ordinary shares that may be acquired by directors and officers pursuant to the share option and share rights schemes referred to on pages 18-24.

The Founders Share

Reuters is dedicated to preserving its independence, integrity and freedom from bias in the gathering and dissemination of news and information. The Reuters Founders Share Company Limited (the Founders Share Company) was established to safeguard those qualities and holds a single Founders Share. This share may be used to outvote all ordinary shares if other safeguards fail and there is an attempt to seize control of the company. Control, for this purpose, means 30% of the ordinary shares. The Trustees of the Founders Share Company (who constitute both its members and directors) have a duty to ensure, as far as they are able by the proper exercise of the powers vested in them, that the Reuters Trust Principles are observed (see page 82).

The Trustees are nominated by a Nomination Committee which includes certain serving Trustees, one person nominated by each of four news associations and two persons appointed by the Chairman of Reuters. A Trustee may not be a director or employee of Reuters.

The current Trustees are as follows:	TRUSTEE SINCE

Leonard Terry Berkowitz	1998
Sir Michael Checkland	1994
Dr Claude Neville David Cole CBE	1984
Robert Francis Erburu	1999
Pehr Gustaf Gyllenhammar (Chairman)	1997
Toyoo Gyohten	2000
Jacques Martin Henri Marie de Larosière de Champfeu KBE	1999
Sir Christopher Leslie George Mallaby GC, MG, GCVO	1998
The Right Hon The Baroness Noakes DBE	1998
Sir William Purves CBE, DSO	1998
Jaakko Kaarle Mauno Rauramo	1999
Arthur Ochs Sulzberger	1994
Ernest James Lyle Turnbull AO	1993
Richard John Winfrey	1987

Each Trustee is normally required to retire at the annual general meeting (AGM) of the Founders Share Company following the fifth anniversary of his or her nomination, or last renomination, and will be eligible for renomination (unless he or she has reached the age of 75).

RELATED PARTY TRANSACTIONS

Related party transactions are principally with Radianz and Factiva. During 2000, and in accordance with inter-company agreements, Radianz provided Reuters with network services, from 1 July 2000, totalling £110 million (see material contracts on page 87). Also during the year, Factiva provided picture archiving facilities and the internal use of its information product, Reuters Business Briefing, at a cost of approximately £1 million. Also Reuters acted as collection agent for £40 million of venture revenues which were billed to it by Factiva. Reuters provided both parties with technical and administrative support services of £87 million and £25 million respectively. In addition, Reuters purchased £12 million of development services from TSI.

Reuters provides financial information services to many of the companies with which it shares a common director. These services totalled £80 million during 2000.

All the above services were in the normal course of business and charged at commercial rates. The services are ongoing and continued at historical levels through the date of this report.

Under the terms of the agreement with Dow Jones and Company relating to the formation of the Factiva joint venture, Reuters agreed to invest $20 million in cash in the venture over a period of five years payable $2 million half-yearly commencing July 1999. This element of the agreement is evidenced by an interest-free promissory note. At 31 December 2000 the balance outstanding under the note was $14 million.

For further information on related party transactions see note 29.

Reuters Group PLC Annual Report and Form 20-F 2000  79

INFORMATION FOR SHAREHOLDERS

TRADING MARKETS

The ordinary shares are traded on the London Stock Exchange and American Depositary Shares (ADSs), each representing six ordinary shares, are traded on the Nasdaq Stock Market. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by Morgan Guaranty Trust Company of New York, as Depositary under a Deposit Agreement, dated 18 February 1998 (the Deposit Agreement), among Reuters Group, the Depositary and the holders from time to time of ADRs.

The table below sets forth, for the periods indicated, (i) the reported high and low sales prices for the ordinary shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on Nasdaq. The price information included for 1 January 1996 to 18 February 1998 (prior to the capital reorganisation described in note 26) is for the ordinary shares of 2.5p each of Reuters Holdings PLC (Reuters Holdings) and the American Depositary Shares which represented them.

	THE LONDON STOCK EXCHANGE		NASDAQ

	POUNDS PER SHARE		US DOLLARS PER ADS

	HIGH	LOW	HIGH	LOW

Annual market prices:
1996	8.18	5.84	76.875	54.625
1997	7.82	5.55	76.750	56.000
1998	7.70	4.12	74.750	42.125
1999	10.11	4.86	100.000	50.250
2000	16.20	7.59	157.250	72.625
Quarterly market prices:
1999
First quarter	9.98	6.13	96.313	62.063
Second quarter	10.11	7.95	100.000	78.000
Third quarter	9.70	6.54	93.375	64.688
Fourth quarter	9.16	4.86	86.000	50.250
2000
First quarter	16.20	7.59	157.250	72.625
Second quarter	12.92	8.69	126.000	75.500
Third quarter	14.52	11.89	128.250	101.750
Fourth quarter	13.54	10.38	119.500	86.000
Monthly market prices:
2000
August	13.80	12.20	121.250	107.500
September	14.52	12.30	128.250	105.000
October	13.54	11.20	119.500	93.750
November	13.50	10.38	118.000	86.000
December	12.95	10.79	114.125	91.375
2001
January	11.58	10.23	104.500	91.500
February (to 16 February)	11.00	10.18	97.000	87.125

80 Reuters Group PLC Annual Report and Form 20-F 2000

ANALYSIS OF SHAREHOLDERS

As of 16 February 2001 there were 1,404,617,643 Reuters ordinary shares in issue, excluding ordinary shares held by employee share ownership trusts. There were 36,641 shareholders on the ordinary share register, presented by category in the chart below.

As of the same date 598,435 ordinary shares and ADRs evidencing 20,064,861 ADSs (representing 120,389,166 ordinary shares) were held on record in the US. These ordinary shares and ADRs were held by 194 record holders and 2,310 record holders, respectively, and represented 0.04% or evidenced ADSs representing 8.42%, respectively, of the total number of ordinary shares outstanding. Since certain of these ordinary shares and ADRs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Note 1: Includes unit trusts and mutual funds

Note 2: Includes all holdings below 100,000 shares, except for individuals, whose holdings are analysed below this level.

DIVIDENDS

The table below sets forth the amounts of interim, final and total dividends (excluding any associated UK tax credit discussed on pages 88-89) paid in respect of each fiscal year indicated. Pound sterling amounts per share have been translated into US cents per ADS (each representing six ordinary shares) at the actual rates of exchange used for each of the respective payments of interim and final dividends. The first section of the table shows the dividends paid as reported under UK GAAP. The second section of the table gives the amounts restated for the 1998 Capital Reorganisation and as reported under US GAAP (see note 36).

	PENCE PER SHARE			CENTS PER ADS
FISCAL YEAR ENDED 31 DECEMBER	INTERIM	FINAL	TOTAL	INTERIM	FINAL	TOTAL

Dividends in accordance with UK GAAP
1996	2.75	9.00	11.75	25.72	87.59	113.30
1997	3.10	9.90	13.00	29.40	98.81	128.21
1998	3.40	11.00	14.40	33.69	105.74	139.43
1999	3.65	11.00	14.65	35.03	104.15	139.18
2000	3.65	12.35	16.00	31.56

	PENCE PER SHARE			CENTS PER ADS
FISCAL YEAR ENDED 31 DECEMBER	INTERIM	FINAL	TOTAL	INTERIM	FINAL	TOTAL

Dividends retroactively restated in accordance with US GAAP
1996	3.17	10.38	13.55	29.64	101.02	130.66
1997	3.58	9.90	13.48	33.95	98.81	132.76
1998(2)	108.02	11.00	119.02	1058.10	105.74	1163.84
1999	3.65	11.00	14.65	35.03	104.15	139.18
2000(1)	3.65	12.35	16.00	31.56

(1) The final dividend in respect of 2000 is payable on 26 April 2001 to holders of ordinary shares on the register at 16 March 2001 and on 3 May 2001 to holders of ADSs on the register at 16 March 2001, and will be converted into US dollars from sterling at the rate prevailing on 26 April 2001.

(2) The 1998 interim dividend amount in accordance with US GAAP consists of the interim dividend of 3.40p per share (33.69 cents per ADS) paid in September 1998 and the amount recorded as a dividend under the terms of the Capital Reorganisation consummated on 18 February 1998 of 104.62p per share (1024.41 cents per ADS).

During the period of business transformation Reuters dividend policy will be aligned to the results of Reuters Financial, which comprises Reuters Information and Reuters Trading Solutions.

Reuters Group PLC Annual Report and Form 20-F 2000  81

INFORMATION FOR SHAREHOLDERS continued

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following description summarises certain material rights of holders of Reuters ordinary shares of 25p each and material provisions of the Memorandum and Articles of Association of Reuters Group (the Articles), the Memorandum and Articles of Association of the Founders Share Company and English law. The following description is a summary only and is qualified in its entirety by reference to the Articles, which have been filed with the US SEC, and the UK Companies Act 1985, as amended (the Companies Act).

All of the outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Reuters from the holders of such shares.

In this description, the term holder refers to the person registered in Reuters register of members as the holder of the relevant share and the term beneficial owner refers to a person other than the holder who has a beneficial interest in the relevant share. Morgan Guaranty Trust Company of New York, which acts as Depositary under the Deposit Agreement relating to Reuters ADSs, is the holder of the ordinary shares represented by the outstanding ADSs.

General

Reuters is incorporated under the name Reuters Group PLC and is registered in England and Wales with registered number 3296375. Reuters objects are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including the following:

•	collecting information and supplying news and information services and products;

•	acquiring and operating wireless installations, satellites and other means of communication;

•	utilising its communications capabilities to provide various financial and securities markets services; and

•	carrying on any other business supplemental to the foregoing or capable of enhancing the company’s profitability or capitalising on its expertise.

The Articles grant Reuters a broad range of corporate powers to effect these objectives.

The Reuters Trust Principles and the Founders Share Company

The Articles contain two sets of restrictions relating to the ownership of the company’s shares. These restrictions are intended to ensure continued compliance with the following principles (the Reuters Trust Principles) set forth in the Articles:

•	that Reuters shall at no time pass into the hands of any one interest, group or faction;

•	that the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

•	that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	that Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	that no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters so as to maintain its leading position in the international news and information business.

For the purposes of the Reuters Trust Principles, the term Reuters means Reuters Group and every subsidiary of Reuters Group from time to time supplying news services.

The first set of restrictions contained in the Articles applies to persons that become interested in 15% or more of the ordinary shares outstanding at any time. The term interested is defined in the Articles by reference to provisions of the Companies Act, which require persons to disclose to public companies interests in voting shares in excess of a prescribed percentage. Subject to certain exceptions, all shares held by a person who reaches the 15% limit will be disenfranchised and Reuters may further effect the involuntary disposition of any shares exceeding the 15% limit. This set of restrictions is more fully described below under Rights and restrictions attaching to Reuters shares - Restrictions on ownership - Disenfranchisement and disposal of excess interests.

82  Reuters Group PLC Annual Report and Form 20-F 2000

Second, Reuters share capital includes the Founders Share, which is held by the Founders Share Company, a company limited by guarantee consisting of individuals, referred to as the Reuters Trustees, who constitute both its members and directors. The Founders Share empowers the Founders Share Company to cast such number of votes as will pass any resolution supported by, and defeat any resolution opposed by, the Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of Reuters. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. Under the Articles, the special rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of the Founders Share Company. The rights attaching to the Founders Share are described in more detail below under Rights and restrictions attaching to Reuters shares – Voting rights – Rights conferred by Founders Share.

The restrictions on interests in ordinary shares and the extraordinary voting rights of the Founders Share may be characterised as anti-takeover provisions to the extent they are intended to prevent a bid for control of Reuters. Tender offers or other non-market acquisitions of shares are usually made at prices above the prevailing market price of a company’s shares. Acquisitions of shares by persons attempting to acquire control through market purchases may support the price of shares at market levels higher than otherwise would be the case. The anti-takeover provisions applicable to Reuters may be expected to preclude such offers.

Directors

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

Under the Articles, a director may not vote in respect of any contract, arrangement or proposal in which the director, or any person connected with the director, has any material interest other than by virtue of the director’s interests in securities of, or otherwise in or through, Reuters. This is subject to certain exceptions relating to proposals (a) giving the director any guarantee, security or indemnity in respect of obligations incurred at the request of or for the benefit of Reuters, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Reuters for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of Reuters in which the director may be entitled to participate or will be interested as an underwriter, (d) concerning any other company in which the director is beneficially interested in less than 1% of the issued shares of any class of the company or the voting rights available to its shareholders, (e) relating to the adoption, modification or operation of any employee benefits plan which will provide the director with the same benefits as other employees, and (f) relating to any liability insurance that Reuters is empowered to purchase for its directors or employees in respect of actions undertaken as directors or officers of Reuters.

In the absence of an independent quorum, the directors are not able to vote compensation to themselves or any members of their body.

The directors are empowered to exercise all the powers of Reuters to borrow money, subject to the limitation that the aggregate principal amount outstanding in respect of moneys borrowed by Reuters shall not exceed the higher of a sum equal to two and a half times Reuters share capital and aggregate reserves (after making certain adjustments for events subsequent to the date of the latest audited balance sheet and other adjustments described in the Articles) and £5,000 million, unless sanctioned by an ordinary resolution of Reuters shareholders.

At each annual general meeting of Reuters shareholders, at least one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. The directors to retire by rotation at the annual general meeting include any director who is due to retire at the meeting by reason of age. A retiring director shall be eligible for re-election. For additional information see the directors’ report and corporate governance which appear on pages 10-14.

A non-executive director is not required to hold shares of Reuters in order to qualify as a director. A director not holding any shares may nevertheless attend and speak at general meetings of Reuters.

Reuters Group PLC Annual Report and Form 20-F 2000  83

INFORMATION FOR SHAREHOLDERS continued

Rights and restrictions attaching to Reuters shares

Dividends

Holders of ordinary shares are entitled to participate in the payment of dividends. The Founders Share is not entitled to participate in the payment of dividends. The Board of Directors may propose and pay interim dividends, and recommend a final dividend, in respect of any accounting period out of the profits available for distribution under English law. A final dividend may be declared by the shareholders in general meeting (by ordinary resolution requiring a simple majority of the votes cast) but no dividend may be declared in excess of the amount recommended by the Board. Failure to obtain shareholder approval does not affect any previously paid interim dividends.

Reuters may allot ordinary shares in lieu of cash dividends, subject to shareholder approval at the time the relevant dividend is declared. In addition, Reuters may declare and pay equivalent dividends to shareholders outside the United Kingdom in local currencies and pay such dividends to the Depositary for value on the payment date.

Voting rights

Rights conferred by ordinary shares. Voting at a general meeting of shareholders is by show of hands of the holders of ordinary shares unless, before or on making known the result, voting by reference to the number of ordinary shares held by each holder who is present or represented at the meeting, which is referred to as a poll, is demanded in accordance with the Articles. If voting is by show of hands, each holder of ordinary shares who is present in person has one vote. On a poll every holder of ordinary shares who is present in person or by proxy has one vote for every ordinary share held.

Holders of a substantial number of ordinary shares may be disenfranchised under the circumstances described under Restrictions on Ownership below.

Rights conferred by Founders Share. Notwithstanding the voting rights conferred by the ordinary shares described above, the Founders Share confers upon the Founders Share Company the right on any resolution, the passing of which would be a variation or abrogation of the rights attached to the Founders Share, to cast such number of votes as are necessary to ensure the defeat of such resolution. The Articles provide that the alteration of specified articles relating to the rights of the Founders Share and the Reuters Trust Principles are deemed to constitute a variation of the rights attached to the Founders Share. In addition, any resolution proposing the winding up of Reuters voluntarily, by the Court, or any reconstruction of Reuters, or any resolution which would attach to any share voting rights not identical in all respects with those attached to the ordinary shares, is deemed to be a variation of the rights attached to the Founders Share.

Additionally, if there are, in the opinion of the Founders Share Company, reasonable grounds for believing that any person and their associates has or have obtained or is or are attempting to obtain, directly or indirectly, control of Reuters, the Founders Share Company is entitled in its absolute discretion to serve or cause to be served on Reuters a written notice, signed by any one or more of the Reuters Trustees, referred to as a Founders Share Control Notice, to the effect that the Founders Share Company is of that opinion. Control is defined for these purposes as the ability to control the exercise of 30% or more of the votes which may be cast on a poll at a general meeting of Reuters. If a director of Reuters becomes aware of any facts that might lead to the directors and/or the Founders Share Company taking the view that a Founders Share Control Notice should be served, he is required to inform the other directors of these facts without delay and the directors are required to give notice of them to the Founders Share Company forthwith. At all times after the service of a Founders Share Control Notice, and pending its rescission, the Founders Share confers upon the Founders Share Company the right to cast on a poll such number of votes as are necessary to ensure the effective passing of any resolution in favour of which it votes, and to ensure the defeat of any resolution against which it votes. The Articles provide that the opinion of the Founders Share Company in respect of the service or rescission of a Founders Share Control Notice shall be final and binding and may not be challenged on any grounds whatsoever.

The Founders Share Company is entitled at any time to serve upon Reuters a written request for an extraordinary general meeting of Reuters and the directors of Reuters are obligated to comply with such request. If they do not comply, the Founders Share Company is entitled itself to convene an extraordinary general meeting of Reuters. If a Founders Share Control Notice has been served, however, the Founders Share Company can convene an extraordinary general meeting of Reuters without first requesting that the directors do so.

Any two Reuters Trustees can bind all Reuters Trustees to exercise the voting rights attaching to the Founders Share so as to defeat a resolution that would be deemed to be a variation of the rights attached to the Founders Share. However, the vote of a majority of the Reuters Trustees is required to determine whether a Founders Share Control Notice should be served and, if so, the manner in which the voting rights attaching to the Founders Share shall be exercised (excluding the vote of any Reuters Trustee who is associated with or materially financially interested in the person attempting to obtain control of Reuters).

84  Reuters Group PLC Annual Report and Form 20-F 2000

Restrictions on ownership

Ordinary shares. Under the Articles, a person is interested in shares if, among other things, he is interested directly, or through his family or one or more companies, or through an interest in association with others pursuant to an agreement or understanding, or through a trust (including a reversionary interest, an interest in remainder or as a discretionary object) or if he controls the voting rights of others, and even though the interest may be a joint interest or may be subject to restraint or restriction. The definition of interest in shares in the Articles is currently made by reference, with specified variations, to certain provisions of the Companies Act.

Disclosure of interests in ordinary shares. The Articles provide for the disclosure of interests in shares and, by reference to the Companies Act provisions mentioned above, with specified variations, require any person who becomes or ceases to have an interest of 10% or more, or a material interest of 3% or more, of the ordinary shares to notify Reuters, and any person having such an interest to notify any change in the percentage level thereof. Under the relevant provisions of the Companies Act as currently in force, if a person acquires an interest (as defined therein, in a manner similar but not identical to the definition under the Articles) in voting shares of a public company amounting to 10% or more of the voting shares of any class, or if he increases or reduces such holding by at least 1% or if he ceases to have such holding, he is obligated to notify the company within two days of the day on which he acquired 10% or any such change in his interest took place. Further, if his interest is a material interest (defined as meaning all interests in shares subject to certain exceptions, including an exception for interests arising by virtue of certain investment management arrangements) the 10% referred to above is reduced to 3%.

The Articles provide for disenfranchisement of shares which are the subject of a notice under Section 212 of the Companies Act (which allows a company to require disclosure of certain details concerning ownership of its shares) if the persons served with any such notice are in default in answering any such notice. The Articles also provide for the imposition of restrictions on transferability of the shares concerned and on the right to receive dividends in addition to disenfranchisement if such shares represent at least 0.25% of the class concerned. Such restrictions cannot, however, be imposed until the expiry of 14 days. Any such restrictions cease if the shares concerned are sold pursuant to a takeover offer or to an unconnected third party or through the London Stock Exchange. The restrictions on transferability only apply to certificated shares. Where a holder of uncertificated shares is in default in answering a Section 212 notice in respect of these shares, the Articles provide that the Founders Share Company may require the directors of Reuters to apply to the Court for such order as may be appropriate.

Disenfranchisement and disposals of excess interests. Subject to certain exceptions described below, certain restrictions apply to persons that become interested (as defined in the Articles) in 15% or more of the ordinary shares. If any person becomes interested in 15% or more of the outstanding shares, referred to as the Relevant Shares, the directors of Reuters are required to serve a Restriction Notice on that person, on any other person known to the directors to have an interest in the Relevant Shares and, if different, on the registered holder of the Relevant Shares. While a Restriction Notice in respect of Relevant Shares is in force, a registered holder of the Relevant Shares is not entitled in respect of such shares to receive notice of, attend or vote, either in person or by proxy, at any general meeting of Reuters or at any meeting of the holders of any class of shares of Reuters. In addition, a Restriction Notice will require such person to dispose of any Relevant Shares exceeding the 15% limit and supply evidence to the company that such disposal has occurred within 21 days or such longer period as the directors of Reuters consider reasonable. If such disposition is not made within the specified period, the directors of Reuters are empowered to dispose of any shares exceeding the 15% limit. Such a disposition may be made on terms determined by the directors, including by means of an instruction to effect an electronic transfer in the case of uncertificated shares. The net proceeds of the disposition shall be paid, without interest, to the former registered holder of the Relevant Shares.

If the directors have reasonable cause to believe that any person is or may become interested in 15% or more of the ordinary shares and that they have made reasonable inquiries, such shares shall be deemed to be shares in which such person is interested until such time as the directors resolve that they are satisfied that they are not. The directors may assume without inquiry that a person is not interested in 15% or more of the ordinary shares unless the information in the appropriate registers kept by Reuters indicates to the contrary or the directors have reason to believe otherwise. Under the Articles, any belief, resolution, decision or action of the directors held, made or taken pursuant to any of the provisions concerning restrictions on ownership shall be conclusive, final and binding on all persons concerned and may not be challenged on any grounds whatsoever.

The restrictions are subject to certain modifications where a person becomes interested in 15% or more of the issued shares of any class by reason of a rights issue or an underwriting in the ordinary course of a business which includes underwriting offers of securities.

Reuters Group PLC Annual Report and Form 20-F 2000  85

INFORMATION FOR SHAREHOLDERS continued

The Founders Share. Ownership of the Founders Share is restricted to the Founders Share Company. Under its Memorandum and Articles of Association, the Founders Share Company is not permitted, directly or indirectly, to dispose of, or permit or procure the disposition of, the Founders Share or of any interest therein, or to grant, or permit or procure the grant of, any rights in respect of the Founders Share or any interest therein, whether directly or indirectly, and whether by one or more operations or omissions.

Pre-emptive rights, new issues of shares and repurchase of shares

Holders of ordinary shares have no pre-emptive rights under the Articles. However, the ability of the directors to cause Reuters to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted.

Under the Companies Act, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company’s Articles of Association or given by its shareholders in general meeting, but which in either event cannot last for more than five years. The Companies Act imposes further restrictions on the issue of equity securities for cash other than issue by way of rights to existing shareholders unless the statutory requirement is displaced or modified by the shareholders in general meeting or under the company’s Articles of Association.

At the annual general meeting to be held on 24 April 2001, a resolution will be proposed to authorise the directors to allot relevant securities, as defined in the Companies Act, including any equity securities, up to an aggregate nominal amount of £128,175,363 until the earlier to occur of Reuters annual general meeting in 2002 or 24 July 2002. The resolution will also authorise equity securities as defined in the Companies Act to be issued within this limit by way of a rights offer, or otherwise pro rata to existing shareholders, but other issues of equity securities, except for shares issued pursuant to employee share schemes, will be limited to an aggregate of £17,864,344 in nominal value.

Subject to applicable provisions of English law, Reuters may purchase ordinary shares. Currently, Reuters has general authority to repurchase up to 142,914,752 ordinary shares at prices ranging from 25p and not more than 5% above the average of the middle market quotations taken from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made.

Rights in a winding up

If Reuters is wound up, the liquidator may, with the authority of an extraordinary resolution, divide among the holders of ordinary shares and the Founders Share, pro rata to their holdings, the assets of Reuters (after satisfaction of liabilities to creditors), provided, however, that the Founders Share Company may receive up to £1 and no more.

Variation of rights and alteration of share capital

If, at any time, Reuters share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

Reuters can increase its share capital by ordinary resolution in conformity with the provisions of the Companies Act. However, new shares cannot have voting rights which are not identical to those of ordinary shares without the prior written consent of the Founders Share Company. Furthermore, Reuters may issue shares with preferred and other special rights or restrictions, provided that the prior written consent of the Founders Share Company is required for issuing any shares with rights not identical to those of ordinary shares. Reuters can consolidate, divide and cancel any of its shares (other than the Founders Share) by extraordinary resolution and can reduce its share capital (other than the Founders Share).

Annual general meetings and extraordinary general meetings

Annual general meetings must be convened upon advance written notice of 21 days. An extraordinary general meeting must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The days of delivery of receipt of the notice are not included. The notice must specify the nature of the business to be transacted if it is other than routine business or if an extraordinary or a special resolution is proposed. The notice may also specify a time, not more than 48 hours prior to the time fixed for the meeting, by which a person must be entered on the Reuters register in order to have the right to attend and vote at the meeting.

86  Reuters Group PLC Annual Report and Form 20-F 2000

MATERIAL CONTRACTS

Radianz Limited - joint venture with Equant Finance BV

In May 2000 Reuters and Equant established a joint venture company, Radianz, to offer secure internet protocol network services to the financial services industry. Reuters has transferred substantially all of its telecommunications network assets into Radianz, and owns 51% of Radianz. To secure the long-term availability of the Radianz network, Reuters Limited entered into a network services agreement (the NSA) with Radianz on 22 May 2000. The NSA has an initial term ending on 1 July 2005 and thereafter remains in full force and effect for successive one-year periods unless terminated by either party. Among other things, either party can terminate the NSA after the end of the initial term by one party giving to the other not less than six months’ notice which expires at the end of the initial five-year period or any subsequent renewal year. On termination, Radianz has agreed to provide reasonable assistance to Reuters to ensure that Reuters can migrate the services from Radianz to a third party company.

The standards for performance of services provided have been agreed between Reuters and Radianz. In addition, the NSA sets out the processes and procedures for managing the contract going forward. In particular the NSA sets out details for monthly performance reviews relating to capacity service levels, operational changes and orders, introduction of new services and ongoing requirements by Reuters. There is also provision for quarterly meetings to discuss the contract and its operation and technical matters relating to the business continuity plans. Meetings are attended by representatives of Reuters, Radianz and their respective groups as appropriate.

Reuters has generally agreed to continue to use Radianz for its network services in support of global and strategic products during the term of the agreement. Detailed provisions in respect of rates and charges have been agreed between Reuters and Radianz, which Reuters believes are competitive with the cost of reasonably comparable services. Radianz has agreed that it shall provide the network services to Reuters on terms which are no less favourable than reasonably comparable services offered to any other customer of Radianz, and Reuters has agreed to spend an agreed amount with Radianz annually.

EXCHANGE CONTROL

Under English law and Reuters Articles persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their ordinary shares in the same manner as UK residents or nationals.

There are currently no UK foreign exchange control restrictions on remittances of dividends on ordinary shares or on the conduct of Reuters operations.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the average or the high, and low Noon Buying Rates for pounds sterling in US dollars per £1.

FISCAL YEAR ENDED 31 DECEMBER	AVERAGE*	MONTH	HIGH	LOW

		August 2000	1.51	1.45
1996	1.57	September 2000	1.48	1.40
1997	1.65	October 2000	1.47	1.43
1998	1.66	November 2000	1.45	1.40
1999	1.62	December 2000	1.50	1.44
2000	1.52	January 2001	1.50	1.46
2001 (through 16 February 2001)	1.47	February 2001 (through 16 February 2001)	1.48	1.44

*The average exchange rates have been calculated using the Noon Buying Rates on the last trading day of each calendar month during the period.

On 16 February 2001 the Noon Buying Rate was $1.45 = £1.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar amounts received by holders of the ADSs upon conversion by the depositary of cash dividends paid in pounds sterling on the ordinary shares and represented by the ADSs. Also, fluctuations in the exchange rate may affect the relative market prices of the ADSs in the US and the ordinary shares in the UK.

For the effect on Reuters results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenditures are made by Reuters, see operating and financial review on page 34.

Reuters Group PLC Annual Report and Form 20-F 2000  87

INFORMATION FOR SHAREHOLDERS continued

TAXATION FOR US SHAREHOLDERS

The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ordinary shares or ADRs. The statements of UK and US tax laws set forth below are based on the laws and the UK Inland Revenue published practice in force as of 31 December 2000. The statements herein are subject to any changes in UK or US law, in UK Inland Revenue practice and in any double taxation convention between the US and the UK, occurring after the date of this Report.

UK taxation consequences

UK taxation of dividends - refund of tax credits

Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by Reuters.

A shareholder who is an individual resident for tax purposes in the UK, is entitled to a tax credit on cash dividends paid by Reuters on or after 6 April 1999 on ordinary shares equal to one-ninth of the cash dividend or 10% of the dividend plus the tax credit. The tax credit may be set off against a UK resident individual shareholder’s total income tax liability, but no cash refund will be available, save that where ordinary shares are held in Personal Equity Plans and Individual Savings Accounts, the tax credit on dividends received into such accounts before 6 April 2004 will generally be repayable.

For dividends paid prior to 6 April 1999, under the terms of the UK/US Double Taxation Convention 1975 (the treaty), which is currently being renegotiated, certain categories of US resident holders of ordinary shares or ADRs (eligible US holders) were generally entitled to receive from the UK Inland Revenue payment of a refund (refund) of the tax credit available to UK individual resident shareholders which was then 25% of the cash dividend. A 15% withholding tax was imposed on the sum of the dividend plus the refund (the gross dividend). For example, if a dividend of £80 had been paid prior to 6 April 1999, that dividend would have resulted in a £20 refund (the tax credit available to UK resident shareholders). The gross dividend of £100 (£80 plus £20) would have been subject to an UK withholding tax of £15. Thus, the eligible US holder would have received £85 (£80 cash dividend plus £5 UK tax payment).

The changes made by UK legislation for dividends paid on or after 6 April 1999 mean that an eligible US holder effectively ceases to be entitled to any Refund in respect of dividends, as the 15% withholding tax under the Treaty will exceed (but will be limited to) the tax credit to which the treaty otherwise entitles him. Hence, using the example set out above, an £80 cash dividend would result in an eligible US holder receiving £80 after deduction of withholding tax of £8.89 (being equal to the tax credit on the cash dividend). Any arrangements that were in place for an eligible US holder to receive a UK tax payment have therefore ceased.

As was the case prior to 6 April 1999, special rules apply for the purposes of determining the tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of Reuters.

UK taxation of capital gains

The following categories of US persons may be liable for both UK and US tax in respect of a gain on the disposal of ordinary shares or ADRs: (i) US citizens resident or ordinarily resident in the UK, (ii) US corporations resident in the UK by reason of their business being managed or controlled in the UK, and (iii) US citizens or corporations which are trading or carrying on a profession or vocation in the UK through a branch or agency and which have used, held, or acquired, the ordinary shares or ADRs for the purposes of such trade, profession or vocation of such branch or agency. However, subject to applicable limitations, such persons may be entitled to a tax credit against their US federal income tax liability, for the amount of UK capital gains tax or UK corporation tax on chargeable gains (as the case may be) which is paid in respect of such gain.

UK inheritance tax

An individual who is domiciled in the US for the purposes of the UK/US estate and gift tax convention and who is not a national of the UK for the purposes of that convention, generally will not be subject to UK inheritance tax in respect of the ordinary shares or ADRs on the individual’s death, or on a transfer of the ordinary shares or ADRs during the individual’s lifetime. However, the individual will be subject to UK inheritance tax if the ordinary shares or ADRs are part of the business property of a permanent establishment of the individual in the UK, or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ordinary shares or ADRs held in trust. In the exceptional case, where the disposition is subject both to UK inheritance tax and to US federal gift or estate tax, the convention generally provides for any tax paid in the UK to be credited against tax liable to be paid in the US, or for tax paid in the US to be credited against the tax payable in the UK, based on priority rules set out in the convention.

88  Reuters Group PLC Annual Report and Form 20-F 2000

UK stamp duty and stamp duty reserve tax

No UK stamp duty or interest thereon need be paid on the transfer of an ADR, or written agreement to transfer an ADR, provided that the instrument of transfer, or written agreement, is executed and remains outside the UK and does not relate to any matter or thing done, or to be done, in the UK, nor will UK stamp duty reserve tax (SDRT) be imposed in respect of any agreement for such a transfer of ADRs.

UK stamp duty will generally be charged on conveyances or transfers of ordinary shares, at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer.

SDRT will be imposed, at the rate of 0.5% of the amount or value of the consideration for the transfer, if an agreement is made for the transfer of ordinary shares, unless an instrument of transfer of the ordinary shares in favour of the purchaser, or its nominee, is executed and duly stamped within six years of the day that the agreement is made (or, in a case where the agreement is conditional, the day that the condition is satisfied) in which case, any SDRT paid will be repaid (together with interest where the SDRT is not less than £25) on a claim for repayment or, to the extent not paid, the charge to SDRT will be cancelled. SDRT is in general payable by the purchaser of ordinary shares, but there are regulations which provide for collection from other persons in certain circumstances.

UK stamp duty or SDRT will generally be imposed on any instrument transferring ordinary shares to a person, or to a nominee or agent for such a person, whose business is or includes issuing depositary receipts (such as the ADRs) for relevant securities. In these circumstances, stamp duty or SDRT will be charged at the rate of approximately 1.5% of the amount or value of the consideration for conveyance or transfer on sale or, otherwise, 1.5% of the value of the security transferred at the date the instrument is executed.

A transfer of ordinary shares from a depositary, or its agent or nominee, to a transferee, which results in the cancellation of the ADR, which cancellation is liable to stamp duty as a conveyance or transfer on sale because it completes a sale of such ordinary shares, will be liable to ad valorem stamp duty at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer. A transfer of ordinary shares from a depositary, or its agent or nominee, to the ADR holder, which results in cancellation of the ADR but where there is no transfer of beneficial ownership, is not liable to duty as a conveyance or transfer on sale, but will be liable to a fixed stamp duty of £5.

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

For purposes of this discussion, a US holder is any beneficial owner of ordinary shares or ADRs that is (i) a citizen or resident of the US, (ii) a corporation organised under the laws of the US or any US State, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

US taxation of dividends

Subject to the passive foreign investment company (PFIC) rules discussed below, the dividend paid by Reuters out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) generally will be treated as dividend income for US federal income tax purposes. The amount of dividend includable in income of a US holder includes any UK tax withheld from the dividend payment and amounts in respect of the UK tax credit and any amounts withheld in respect thereof. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations. The amount of the dividend distribution includable in income of a US holder will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date such dividend distribution is includable in the income of the US holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Reuters Group PLC Annual Report and Form 20-F 2000  89

INFORMATION FOR SHAREHOLDERS continued

The UK withholding tax will be eligible, subject to generally applicable limitations, for credit against the US holder’s US federal income tax, assuming such holder is eligible for the benefits of the Treaty and elects to have the Treaty apply to such dividends. Subject to certain limitations, for foreign tax credit limitation purposes, the dividend will be income from sources outside the US, but generally will be treated separately, together with other items of passive income (or, in the case of certain holders, financial services income). The US Internal Revenue Service has recently confirmed, that, in the case of eligible US holders, subject to certain limitations, the UK withholding tax as determined by the Treaty (ie, an amount equal to one-ninth of the cash dividend) will be treated as a foreign income tax that is eligible for credit against the US holders’ federal income tax. To qualify for such credit, eligible US holders must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with their tax return, in addition to any other filings that may be required. US holders should consult their tax advisers as to the application of the foreign tax credit rules and their eligibility for treaty benefits in their own circumstances.

US taxation of capital gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or ADRs, a US holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US holder’s tax basis (determined in US dollars) in such ordinary shares or ADRs. Generally, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the US holder’s holding period for such ordinary shares or ADRs exceeds one year. Any such gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate US holder is generally subject to a maximum tax rate of 20%.

PFIC

Reuters believes that its ordinary shares and ADRs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If Reuters were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADRs, a gain realised on the sale or other disposition of ordinary shares or ADRs would, in general, not be treated as capital gain, and a US holder would be treated as if such holder had realised such gain and certain excess distributions ratably over the holder’s holding period for the ordinary shares or ADRs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

90  Reuters Group PLC Annual Report and Form 20-F 2000

FINANCIAL DIARY FOR 2001

Tuesday 13 February	Results for year 2000 announced

Wednesday 14 March	Ordinary shares go ex-dividend ADSs go ex-dividend Annual report and annual review posted to shareholders

Tuesday 24 April	First quarter trading statement issued
	Annual General Meeting Time: 11:30 am Venue: Gibson Hall, 13 Bishopsgate, London EC2	;
Extraordinary General Meeting Time: 11:45 am Venue: Gibson Hall, 13 Bishopsgate, London EC2

Thursday 26 April	Final dividend for 2000 payable to ordinary shareholders on the register as at 16 March 2001

Thursday 3 May	Final dividend payable to ADS holders on the record as at 16 March 2001

Tuesday 24 July	Results for first six months of 2001 announced

Wednesday 1 August	Ordinary shares go ex-dividend ADSs go ex-dividend

Wednesday 5 September	Interim dividend for 2001 payable to ordinary shareholders on the register as at 3 August 2001

Wednesday 12 September	Interim dividend payable to ADS holders on the record as at 3 August 2001

Thursday 18 October	Third quarter trading statement issued

DOCUMENTS ON DISPLAY

Documents referred to in this report are filed in the US with the SEC and can be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW Washington, DC 20549. Information on the operation of the public reference room can be obtained in the US by calling the SEC at 1-800-SEC-0330. Reuters public filings with the SEC are also available on the website maintained by the SEC at www.sec.gov.

Reuters Group PLC Annual Report and Form 20-F 2000  91

SUMMARY OF 1999 AND 2000 RESULTS

£M	2000				1999
REVENUE	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Reuters Information
EMA	246	245	257	260	247	243	243	241
The Americas	91	103	97	104	83	86	87	87
Asia/Pacific	80	84	84	86	75	74	75	78

Total	417	432	438	450	405	403	405	406

Reuters Trading Solutions
Transactions	101	103	99	99	102	100	101	100
Applications and Enterprise Solutions	66	86	87	146	78	87	82	102
Retail Solutions	9	7	10	9	5	7	6	10

Total	176	196	196	254	185	194	189	212

Reuters Financial	593	628	634	704	590	597	594	618

Reuterspace	43	54	66	72	37	37	41	42

Instinet
US	141	141	146	186	98	102	99	108
International	56	43	43	48	27	28	30	33

Total	197	184	189	234	125	130	129	141

TSI/RBB	—	—	—	—	23	29	—	—
Intra-group revenue	(1)	(2)	(1)	(2)	(4)	(2)	(1)	(1)

Total revenue	832	864	888	1,008	771	791	763	800

Adjustment for TSI/RBB	—	—	—	—	(23)	(29)	—	—
Adjustment for Intra-group revenue	1	2	1	2	4	2	1	1

Divisional revenue	833	866	889	1,010	752	764	764	801

92 Reuters Group PLC Annual Report and Form 20-F 2000

£M	2000			1999
COSTS	H1	H2	FY	H1	H2	FY

Reuters Information	(702)	(752)	(1,454)	(694)	(672)	(1,366)
Reuters Trading Solutions	(271)	(317)	(588)	(262)	(288)	(550)

Reuters Financial	(973)	(1,069)	(2,042)	(956)	(960)	(1,916)
Reuterspace	(120)	(182)	(302)	(79)	(93)	(172)
Instinet	(297)	(350)	(647)	(175)	(221)	(396)
TSI/RBB	—	—	—	(59)	—	(59)
Intra-group costs	3	3	6	6	2	8

Total costs	(1,387)	(1,598)	(2,985)	(1,263)	(1,272)	(2,535)

Adjustment for Intra-group costs	(3)	(3)	(6)	(6)	(2)	(8)
Adjustment for TSI/RBB	—	—	—	59	—	59

Divisional costs	(1,390)	(1,601)	(2,991)	(1,210)	(1,274)	(2,484)

Divisional profit

Reuters Information	147	136	283	114	139	253
Reuters Trading Solutions	101	133	234	117	113	230

Reuters Financial	248	269	517	231	252	483
Reuterspace	(23)	(44)	(67)	(5)	(10)	(15)
Instinet	84	73	157	80	49	129

Total	309	298	607	306	291	597

Net currency gain	3	(1)	2	3	3	6

Divisional profit	312	297	609	309	294	603
Adjustment for TSI/RBB	—	—	—	(7)	—	(7)

Total	312	297	609	302	294	596

Reuters Group PLC Annual Report and Form 20-F 2000 93

SUMMARY OF 1999 AND 2000 RESULTS continued

£M	2000	1999
DIVISIONAL PROFIT MARGIN	H1	H2	FY	H1	H2	FY

Reuters Information	17%	15%	16%	14%	17%	16%
Reuters Trading Solutions	27%	30%	29%	31%	28%	29%

Reuters Financial	20%	20%	20%	19%	21%	20%
Reuterspace	(23%)	(32%)	(29%)	(7%)	(12%)	(10%)
Instinet	22%	17%	20%	31%	18%	25%
TSI/RBB	—	—	—	(13%)	n/a	(13%)

Total divisional profit margin	18%	16%	17%	19%	19%	19%

Total divisional profit margin excluding TSI/RBB	18%	16%	17%	20%	19%	19%

Business transformation costs	(41)	(98)	(139)	—	—	—
Goodwill amortisation	(27)	(32)	(59)	(24)	(23)	(47)

Operating profit	244	167	411	278	271	549

Operating result from joint ventures	(3)	(14)	(17)	—	(6)	(6)
Operating result from associates	—	(16)	(16)	(1)	(10)	(11)
Profit on disposal of fixed assets/ investments	202	89	291	29	21	50
Profit on disposal of subsidiary undertakings	8	2	10	—	52	52
Amounts written off fixed asset investments	—	(30)	(30)	—	—	—
Income from fixed asset investments	1	4	5	—	2	2
Net interest	(2)	5	3	(6)	2	(4)

Profit before taxation	450	207	657	300	332	632

Taxation on profit on ordinary activities	(97)	(28)	(125)	(98)	(109)	(207)

Profit after taxation attributable to ordinary shareholders	353	179	532	202	223	425

Tax rate on profit before goodwill	20%	17%	30%	30%

Basic earnings per ordinary share	25.2	p	37.9	p	14.3	p	30.2	p

Earnings per ADS (US$ rate used = $1.49)	$ 2.25	$ 3.39	$ 1.28	$ 2.70

Dividend per ordinary share	3.65	p	12.35	p	16.00	p	3.65	p	11.00	p	14.65	p

Number of ordinary shares ranking for dividend (millions)	1,404	1,405	1,413	1,402

94 Reuters Group PLC Annual Report and Form 20-F 2000

£M
NET ASSETS	2000	1999

Reuters Information	157	276
Reuters Trading Solutions	178	154

Reuters Financial	335	430
Reuterspace	315	110
Instinet	234	214
Central	218	(153)

	1,102	601

User Accesses at period end (000s)
Information product accesses
High tier	215	210
Middle tier	134	142
Lower tier	62	42
Mobile	56	41
Other	40	42

Information product total	507	477

Dealing accesses	21	23
Instinet accesses	30	21

Total accesses	558	521

Revenue per access ( £000)
Information products
Total high tier	6.1	6.0
Total Reuters Information	3.9	3.6
Dealing	18.4	17.6
Instinet	31.4	27.8

Instinet NYSE market share %	3.0%	2.4%

Instinet Nasdaq market share %	13.7%	13.3%

Total subscriber locations at period end (000s)	50.6	52.8

Market value of listed Greenhouse Fund investments at period end ( £m)	99	438

Market value of TSI holding at period end ( £m)	3,166	3,150

Reuters Group PLC Annual Report and Form 20-F 2000 95

ELEVEN YEAR CONSOLIDATED FINANCIAL SUMMARY
FOR THE YEAR ENDED 31 DECEMBER	2000 £M		1999 £M		1998 £M		1997 £M		1996 £M		1995 £M		1994 £M		1993 £M		1992 £M		1991 £M		1990 £M
Results
Revenue	3,592		3,125		3,032		2,882		2,914		2,703		2,309		1,874		1,568		1,467		1,369
Net interest receivable/(payable)	3		(4)		2		80		61		60		51		60		66		49		30
Profit before tax	657		632		580		626		652		558		510		440		383		340		320
Taxation	125		207		196		236		210		185		162		140		123		110		112
Profit attributable to ordinary
shareholders	532		425		384		390		442		373		347		299		236		230		207

Net assets
Fixed assets	1,868		1,205		1,098		1,046		1,026		999		687		571		499		488		531
Net current (liabilities)/assets	(344)		(232)		(577)		790		525		387		176		151		419		289		81
Long term creditors	(310)		(284)		(16)		(37)		(41)		(135)		(87)		(32)		(26)		(30)		(27)
Provisions	(112)		(88)		(116)		(120)		(51)		(39)		(36)		(32)		(23)		(25)		(30)

	1,102		601		389		1,679		1,459		1,212		740		658		869		722		555

Tangible fixed assets
Additions	282		244		296		361		372		304		319		268		199		159		196
Depreciation	276		310		331		312		283		250		221		204		186		193		140

Development expenditure	323		197		200		235		202		191		159		110		79		67		62

Free cash flow	434		402		490		449		494		455		321		224		276		339		227

	2000		1999		1998		1997		1996		1995		1994		1993		1992		1991		1990

Ratios
Earnings per ordinary share	37.9	p	30.2	p	26.7	p	24.0	p	27.3	p	23.2	p	21.7	p	18.0	p	14.0	p	13.7	p	12.4	p
Adjusted earnings per ordinary share(1)	43.0	p	34.5	p	30.3	p	29.1	p	30.4	p	25.8	p	21.7	p	18.0	p	14.0	p	13.7	p	12.4	p
Dividends per ordinary share	16.0	p	14.65	p	14.4	p	13.0	p	11.75	p	9.8	p	8.0	p	6.5	p	5.3	p	4.25	p	3.75	p
Cash flow per ordinary share(2)	71.5	p	71.6	p	68.3	p	61.0	p	60.7	p	52.7	p	45.6	p	40.3	p	33.6	p	31.7	p	27.4	p
Book value per ordinary share(3)	70.1	p	36.1	p	23.3	p	99.9	p	88.3	p	73.7	p	44.7	p	40.6	p	51.2	p	42.7	p	32.9	p
Cash flow/book value(4)	102.0%		195.5%		292.0%		61.0%		68.8%		71.5%		102.0%		99.2%		65.7%		74.2%		83.5%
Profit before tax as a percentage
of revenue	18.3%		20.2%		19.1%		21.7%		22.4%		20.6%		22.1%		23.5%		24.4%		23.2%		23.4%
Return on tangible fixed assets(5)	79.9%		57.5%		48.2%		49.0%		60.0%		55.2%		57.6%		57.2%		53.2%		45.4%		41.3%
Return on equity(6)	71.4%		102.0%		78.5%		25.6%		33.7%		34.8%		50.8%		39.5%		29.9%		36.2%		43.2%

UK corporation tax rate	30.0%		30.3%		31.0%		31.5%		33.0%		33.0%		33.0%		33.0%		33.0%		33.25%		34.25%

Infrastructure
Shares issued (millions)	1,429		1,423		1,422		1,694		1,689		1,677		1,668		1,662		1,753		1,743		1,735
Employees	18,082		16,546		16,938		16,119		15,478		14,348		13,548		11,306		10,393		10,450		10,731
User accesses	558,000		521,000		469,000		429,000		362,000		327,100		296,700		227,400		200,800		201,800		200,900

96 Reuters Group PLC Annual Report and Form 20-F 2000

NOTES:

1997 and 1998 have been restated to reflect the adoption of FRS 12.

1998 and 1997 have been restated to reflect changes to reporting user accesses in 1999.

1990 to 1996 have not been restated to reflect the change to reporting user accesses in 1999.

1990 to 1991 have not been restated to reflect the change to reporting user accesses in 1994.

1995 and 1996 have been restated to reflect the effect of FRS 10 issued in 1997 which required purchased goodwill and intangible assets to be capitalised and amortised through the profit and loss account.

1990 to 1994 have not been restated for FRS 10.

1990 to 1991 have not been restated to reflect the effects of the prior year adjustment for post-retirement medical benefits made in 1992.

1990 to 1993 have been restated for the subdivision of every ordinary share of 10 pence each into four new ordinary shares of 2.5 pence each in April 1994.

1990 to 1994 fixed assets have been restated to reflect the effect of UITF abstract 13 issued in 1995.

Free cash flow is defined as net cash inflow from operating activities plus net interest received less tax paid and expenditure on tangible assets.

RATIOS:

(1) Adjusted earnings per share are based on profit attributable to ordinary shareholders excluding capital reorganisation costs and goodwill amortisation.

(2) Cash flow per ordinary share represents profit before taxation, goodwill amortisation and depreciation divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1990 to 1997 shares in Reuters Holdings PLC held by group companies are also deducted.

(3) Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1990 to 1997 shares in Reuters Holdings PLC held by group companies are also deducted from shares in issue. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Holdings PLC (1990 to 1997).

(4) Cash flow/book value represents profit before taxation, goodwill amortisation and depreciation as a percentage of adjusted shareholders’ equity.

(5) Return on tangible fixed assets represents profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each year and dividing by two.

(6) Return on equity represents profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity. The average is calculated by adding adjusted shareholders’ equity at the start and the end of each year and dividing by two. In 1998 a weighted average has been used to reflect the capital reorganisation.

Reuters Group PLC Annual Report and Form 20-F 2000  97

CROSS REFERENCE GUIDE TO FORM 20-F

The information in this document that is referenced in the following table is included in Reuters annual report on Form 20-F for 2000 (the 2000 Form 20-F) filed with the SEC. No other information in this document is included in the 2000 Form 20-F. The 2000 Form 20-F is the only document that is incorporated by reference to this report in any filings by Reuters under the United States Securities Act of 1933, as amended. The 2000 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed upon the adequacy or accuracy of the 2000 Form 20-F.

ITEM	PAGE

1 Identity of directors, senior management and advisers	n/a

2 Offer statistics and expected timetable	n/a

3 Key information
Selected financial data	3
Exchange rates	87
Capitalisation and indebtedness	n/a
Reasons for offer and use of proceeds	n/a
Risk factors	36-38

4 Information on the company
History and development of the company	4-7
Principal capital expenditures	7-8
Business overview	4-9
Organisational structure	69
Property, plant and equipment	9

5 Operating and financial review and prospects
Operating results	27-36
Liquidity and capital resources	33-34
Research and development, patents and licences, etc	28
Trend information	2, 27-36

6 Directors, senior management and employees
Directors and senior management	12-13
Compensation	15-24
Board practices	14,25
Employees	46
Share ownership	24

7 Major shareholders and related party transactions
Major shareholders	79,81
Related party transactions	79
Interests of experts and counsel	n/a

8 Financial information
Consolidated statements and other financial information	see item 18
Litigation	9
Dividend policy	28,81
Significant changes	none

98 Reuters Group PLC Annual Report and Form 20-F 2000

ITEM		PAGE

9 The offer and listing
Offer and listing details - price history of stock		80
Plan of distribution		n/a
Markets		80
Selling shareholders		n/a
Dilution		n/a
Expenses of the issue		n/a

10 Additional Information
Share capital		n/a
Memorandum and Articles of Association		82-86
Material contracts		87
Exchange controls		87
Taxation		88-90
Dividends and paying agents		n/a
Statement by experts		n/a
Documents on display		91
Subsidiary information		none

11 Quantitative and qualitative disclosures about market risk		34-35, 49-53

12 Description of securities other than equity securities		n/a

13 Defaults, dividend arrearages and delinquencies		none

14 Material modifications to the rights of security holders and use of proceeds	;	none

17 Financial statements		n/a

18 Financial statements:
Report of the auditors		26
Consolidated profit and loss account for each of the three years in the
period ended 31 December 2000 and related notes		39-46
Consolidated cash flow statement for each of the three years in the
period ended 31 December 2000 and related notes		47-53
Consolidated balance sheet as at 31 December 2000, 1999 and 1998 and related notes		54-69
Accounting policies		72-73
Summary of differences between UK and US GAAP and related notes		74-78
Report on remuneration and related matters	;	15-24

Reuters Group PLC Annual Report and Form 20-F 2000 99

GLOSSARY

Term used in annual report	US equivalent or brief description
Allotted	Issued

Associated undertakings	Affiliates accounted for under the equity method

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash

Class of business	Industry segment

Combined code of practice	A set of corporate governance principles and detailed codes of practice

Creditors	Accounts payable

Creditors: Amounts falling due after more than one year	Long-term debt

Creditors: Amounts falling due within one year	Current liabilities

Debtors	Accounts receivable

Destination (of revenue)	The geographical area to which goods or services are supplied

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest in shares of Reuters Group PLC	Treasury stock

Normalised profits and earnings	Exclude amortisation of goodwill and gains/losses on the disposal of subsidiaries and fixed asset investments

Origin (of revenue)	The geographical area from which goods or services are supplied to a third party or another geographical area

Profit	Income

Profit and loss account (statement)	Income statement

Profit and loss account reserve

(under ‘capital and reserves’)	Retained earnings

Profit attributable to ordinary shareholders	Net income

Proposed dividend	Dividend declared by directors but not yet approved by shareholders

Underlying growth	Exclude acquisitions and disposals and significant once-off items in the period under review and is stated at comparable exchange rates

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Stocks	Inventories

Tangible fixed assets	Property and equipment

100 Reuters Group PLC Annual Report and Form 20-F 2000

WHERE TO FIND US

Corporate headquarters:	Investor Relations:	Liam Hwee Tay
85 Fleet Street	Geoff Wicks	Singapore
London EC4P 4AJ	London	Tel: 65 870 3028
Tel: 44 (0) 20 7250 1122	Tel: 44 (0) 20 7542 8666	Fax: 65 870 3456
Registered in England No: 3296375	Fax: 44 (0) 20 7353 3002	e-mail: liam.tay@reuters.com
www.about.reuters.com	e-mail: geoff.wicks@reuters.com
Registrar/Depositary: for
Other principal addresses:	Nancy Bobrowitz	dividend queries, duplicate
1700 Broadway	New York	mailings and address changes
New York NY 10019	Tel: 1 (212) 603 3345
USA	Fax: 1 (212) 247 0346	Ordinary shares:
Tel: 1 (212) 603 3300	From 9 April 2001	Lloyds TSB Registrars
From 9 April 2001	Tel: 1 (646) 223 5220	The Causeway
3 Times Square	Fax: 1 (646) 223 5238	Worthing
New York NY 10036	e-mail: nancy.bobrowitz@reuters.com	West Sussex BN99 6DA
Tel: 1 (646) 223 4000		Tel: 0870 601 5366
	Media queries:	Fax: 0870 900 0020
1 Rue de Jargonnant	Peter V Thomas
1207 Geneva	London	American Depositary Shares:
Switzerland	Tel: 44 (0) 20 7542 4890	Morgan Guaranty Trust
Tel: 41 (022) 718 2828	Fax: 44 (0) 20 7542 5458	Company of New York
	e-mail: peter.v.thomas@reuters.com	PO Box 842006
3rd Floor		Boston MA 02284-2006
Shuwa Kamiyacho Building	Nancy Bobrowitz	Tel: 1 (781) 575 4328
4-3-13 Toranomon	New York	Fax: 1 (781) 575 4088
Minato-ku, Tokyo 105	Tel: 1 (212) 603 3345
Japan	Fax: 1 (212) 247 0346
Tel: 81 (03) 3432 4141	From 9 April 2001
Tel: 1 (646) 223 5220
18 Science Park Drive	Fax: 1 (646) 223 5238
Singapore 118229	e-mail: nancy.bobrowitz@reuters.com
Republic of Singapore
Tel: 65 775 5088

Listings:

London Stock Exchange and Nasdaq Washington DC (American Depositary Share Symbol RTRSY).

Options on ordinary shares are traded on the London Traded Options Market. The American Stock Exchange in New York and the Chicago Board Options Exchange list options on American Depositary Shares of Reuters.

Share price information:

Share price information about Reuters Group PLC is available on Reuters 3000 Xtra, Reuters Securities 3000, Reuters Securities 2000, Equity Pro and Reuters Plus products. The Reuters Instrument Codes (RICs) are as follows:

Ordinary shares	RTR.L
ADSs traded on Nasdaq	RTRSY.O

Annual report and Form 20-F:

The annual report and Form 20-F document is filed with the US Securities and Exchange Commission (SEC) and corresponds to the Form 10-K filed by US-based companies. Hard copies are available from the Investor Relations departments in London and New York. Electronic copies can be accessed through the internet on Reuters internet page (www.about.reuters.com/ar2000) or from the SEC’s EDGAR Database via the SEC’s home page (www.sec.gov). The annual review is also available in hard copy or through the internet.

©Reuters Group PLC 2000. Reuters Archive assisted with the historical content. Design and typesetting by CGI. Printing by Litho-Tech. The paper used in this annual report and Form 20-F is from fully sustainable forests. It was produced without the use of any chlorine compounds. Instinet is a registered trade mark of Instinet Corporation. Reuters and the sphere logo are registered trade marks of the Reuters Group of Companies. Reuters 3000 Xtra, Reuters Plus, Reuters Securities 3000, Reuters Securities 2000, Equity Pro, Reuters Credit, Reuters Dealing 3000, Reuters Treasury Solutions, Reuters Intertrade Direct, Reuters Pro, Triarch and Kalends are the trade marks of the Reuters Group of Companies.

Reuters Group PLC Annual Report and Form 20-F 2000
> Front cover: The 1873 portrait of Paul Julius Reuter by Hamburg-born artist, Rudolph Lehman, hangs in Reuters Fleet Street headquarters.
Now and always, an innovator.........
>
Front cover: 150 years later Reuters continues to give a global perspective. Bush and Gore supporters outside the US Supreme Court, are reflected in a policeman’s sunglasses, as they await the Supreme Court’s decision on the US presidential election. December 2000. Kevin Lamarque/Reuters

Item 19.     Exhibits

1.1	Memorandum and Articles of Association of Reuters Group PLC.

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group with respect to the fiscal year ended 31 December 1997 (the “1997 20-F”)).

4.1	Syndicated Credit Facility Agreement, dated 4 December 1997 (the “Credit Agreement”), among Reuters Group PLC, Reuters Investments Limited, Chase Manhattan PLC, the banks listed therein and Chase Manhattan International Limited (incorporated by reference to Exhibit 2.3 to the 1997 20-F).

4.2	Amendment, dated 18 April 2000 among Reuters Group PLC, Reuters Investments Limited and Chase Manhattan International Limited to the Syndicated Credit Facility Agreement dated 4 December 1997.

4.3	Rules of The Reuters Group PLC Long-Term Incentive Plan 1997.

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained herein.

10.1	Consent of PricewaterhouseCoopers for incorporation by reference in Forms S-8 of their report dated 16 February 2001.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 13, 2001	REUTERS GROUP PLC (Registrant) By: /s/ David J. Grigson David J. Grigson Finance Director