Form 20-F/A
period 2000-12-31
REUTERS GROUP PLC
filed 2001-05-23
CIK 1056084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F/A Amendment No. 1 (Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000 OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number	0-13456

Reuters Group PLC
————————————————————————————————————
(Exact Name of Registrant as Specified in Its Charter)

————————————————————————————————————
(Translation of Registrant’s Name Into English)

England
————————————————————————————————————
(Jurisdiction of Incorporation or Organization)

85 Fleet Street, London EC4P 4AJ, England
————————————————————————————————————
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

Ordinary Shares of 25 p each	1.429,147,519
Founders Share of £1	1

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

Item 17 ___ Item 18 _X_

Explanatory Note

     This Amendment No. 1 on Form 20-F/A to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (the “Annual Report”) is being filed solely to add as Exhibit 4.4 to the Annual Report the Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proheldco. Limited (subsequently renamed Radianz Limited).

Item 19.	Exhibits

1.1	Memorandum and Articles of Association of Reuters Group PLC.*

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group with respect to the fiscal year ended 31 December 1997 (the “1997 20-F”)).

4.1	Syndicated Credit Facility Agreement, dated 4 December 1997 (the “Credit Agreement”), among Reuters Group PLC, Reuters Investments Limited, Chase Manhattan PLC, the banks listed therein and Chase Manhattan International Limited (incorporated by reference to Exhibit 2.3 to the 1997 20-F).

4.2	Amendment, dated 18 April 2000 among Reuters Group PLC, Reuters Investments Limited and Chase Manhattan International Limited to the Syndicated Credit Facility Agreement dated 4 December 1997.*

4.3	Rules of The Reuters Group PLC Long-Term Incentive Plan 1997.*

4.4	Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proheldco Limited (subsequently renamed Radianz Limited).

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report.

10.1	Consent of PricewaterhouseCoopers for incorporation by reference in Forms S-8 of their report dated 16 February 2001.*

* Previously filed.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

REUTERS GROUP PLC (Registrant)
Dated: May 22, 2001	By /s/ David J. Grigson ————————————————— David J. Grigson Finance Director