Form 20-F
period 2001-12-31
REUTERS GROUP PLC   /ADR/
filed 2002-03-13
CIK 1056084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F (Mark One)

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001 OR

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares of 25 p each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 25 p each	1,432,065,173
Founders Share of £1	1

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

Item 17 ___ Item 18 _X_

Contents
Financial highlights
Five year summary
Selected financial data
Company information
Directors' report
Directors and senior management
Corporate governance
Report on remuneration and related matters
Statement of directors' responsibilities
Independent auditors' report to the members of Reuters Group PLC
Operating and financial review
Consolidated profit and loss account
Consolidated statement of total recognised gains and losses
Notes on the consolidated profit and loss account
Consolidated cash flow statement
Notes on the consolidated cash flow statement
Consolidated balance sheet
Reconciliation of movements in shareholders’ funds
Notes on the consolidated balance sheet
Balance sheet of Reuters Group PLC
Notes on the balance sheet of Reuters Group PLC
Accounting policies
Summary of differences between UK and US generally accepted accounting principles (GAAP)
Information for shareholders
Summary of 2000 and 2001 results
Eleven year consolidated financial summary
Cross reference guide to Form 20-F
Glossary
Financial diary for 2002
Where to find us

FINANCIAL HIGHLIGHTS
	2001 £m	2000¹ £m	% change

Revenue	3,885	3,592	8%
Earnings before interest, tax, depreciation and amortisation (EBITDA)†	506	1,001	(49%)
Normalised operating profit	383	470	(19%)
Operating profit	302	411	(26%)
Operating profit margin	7.8%	11.4%
Normalised profit before tax	304	457	(34%)
Profit before tax	158	657	(76%)
Pre-tax profit margin	4.1%	18.3%
Taxation	107	136	(21%)
Profit after tax	51	521	(90%)
Return on tangible fixed assets	7.8%	78.3%
Return on equity	4.6%	65.0%
Free cash flow	440	434	1%
Net funds/(debt)	138	(34)

Basic earnings per ordinary share (EPS)	3.3p	37.1p
Earnings per ADS*‡	$0.29	$3.23
Dividends per ordinary share	10.0p	16.0p	(38%)
Dividends per ADS*	60.0p	96.0p	(38%)

¹ Restated following adoption of FRS 19 (see note 24).

† EBITDA includes profits and losses derived from the disposal of subsidiary undertakings and fixed asset investments.

* Each ADS represents six ordinary shares.

‡ A nominal exchange rate of US$1.45 = £1 has been used for convenience.

RECONCILIATION OF OPERATING PROFIT AND PROFIT BEFORE TAX TO NORMALISED OPERATING PROFIT AND NORMALISED PROFIT BEFORE TAX (see Performance measurement for definition of 'normalised')

	2001 £m	2000 £m	% change

Operating profit	302	411	(26%)

Add: amortisation of intangible assets on subsidiaries	81	59

Normalised operating profit	383	470	(19%)
Share of joint ventures and associates losses/investment income	(70)	(16)
Net interest (payable)/receivable	(9)	3

Normalised profit before tax	304	457	(34%)
Amortisation of intangible assets on subsidiaries, joint ventures and associates	(93)	(71)
Net (losses)/gains on investments	(53)	271

Profit before tax	158	657	(76%)

This report comprises the annual report of Reuters Group PLC in accordance with the United Kingdom requirements and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission (SEC) for 2001. See the cross reference guide setting out the information in this report that corresponds to the Form 20-F.

As used in this report 'Reuters Group' and 'Group' refer to Reuters Group PLC and its consolidated subsidiaries including Instinet. The 'company' refers to the parent Reuters Group PLC. 'Reuters' refers to Reuters Group excluding Instinet.

The consolidated financial statements of Reuters Group PLC included in this report are presented in pounds sterling (£). On 31 December 2001, the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (Noon Buying Rate) was $1.45 = £1: on 15 February 2002 the Noon Buying Rate was $1.43 = £1. See the additional information on exchange rates between the pound sterling and the US dollar.

Reuters Group consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). UK GAAP differ in certain respects from accounting principles generally accepted in the United States (US GAAP). See material differences between UK GAAP and US GAAP relevant to the Group.

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group financial condition, results of operations and business and management strategy, plans and objectives for the Group. For a discussion of risks associated with these statements see 'Risk factors'.

FIVE YEAR SUMMARY

See Performance measurement for definition of normalised profits and earnings.

For definition of cash flow per ordinary share see Eleven year consolidated financial summary.

Divisonal revenue summary

SELECTED FINANCIAL DATA

The selected financial information set forth below is derived, in part, from the consolidated financial statements. The selected data should be read in conjunction with the financial statements and related notes, as well as the operating and financial review.

The consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. See summary of the principal differences between UK and US GAAP and related information.

CONSOLIDATED PROFIT AND LOSS ACCOUNT DATA YEAR ENDED 31 DECEMBER

	Notes	2001	2000*	1999*	1998*	1997*
	below	£m (except per share data)

Amounts in accordance with UK GAAP: Revenue		3,885	3,592	3,125	3,032	2,882
Operating profit		302	411	549	550	541
Profit on ordinary activities before tax		158	657	632	580	626
Profit on ordinary activities after tax		51	521	436	408	392
Basic earnings per ordinary share		3.3p	37.1p	30.9p	28.4p	24.1p
Diluted earnings per ordinary share		3.2p	36.5p	30.4p	28.3p	23.9p
Basic earnings per ADS		19.7p	222.8p	185.7p	170.3p	144.8p
Diluted earnings per ADS		19.3p	219.1p	183.1p	169.7p	143.6p
Dividends declared per ordinary share (including UK tax credit)	1	11.1p	17.8p	16.3p	16.5p	16.3p
Dividends declared per ADS (including UK tax credit):	1
Expressed in UK currency		66.7p	106.7p	97.7p	98.8p	97.5p
Expressed in US currency	2	95.6c	157.7c	154.6c	159.6c	160.3c
Weighted average number of ordinary shares (in millions)		1,404	1,404	1,409	1,438	1,623

Amounts in accordance with US GAAP:
Revenue		3,877	3,586	3,127	3,030	2,882
Income before taxes on income		205	652	622	572	618
Net income		92	534	451	392	386
Basic earnings per ordinary share		6.6p	38.0p	32.0p	27.8p	27.4p
Diluted earnings per ordinary share	3	6.5p	37.4p	31.6p	27.7p	27.2p
Basic earnings per ADS	3	37.5p	228.1p	192.1p	166.6p	164.5p
Diluted earnings per ADS	3	36.8p	224.3p	189.5p	166.0p	163.4p
Dividends declared per ordinary share (including UK tax credit)	1&3	18.0p	16.3p	16.3p	121.3p	17.5p
Dividends declared per ADS (including UK tax credit):	1&3
Expressed in UK currency		108.0p	97.7p	97.7p	727.5p	104.7p
Expressed in US currency	2	155.3c	150.8c	156.4c	1,190.0c	168.7c
Weighted average number of ordinary shares (in millions)	3	1,404	1,404	1,409	1,411	1,407

CONSOLIDATED BALANCE SHEET DATA AT 31 DECEMBER
		2001 £m	2000* £m	1999* £m	1998* £m	1997* £m

Amounts in accordance with UK GAAP: Total assets		4,538	3,870	2,714	2,756	2,940
Long-term debt and provisions for charges		526	394	349	118	141
Net assets		1,273	1,153	663	440	1,706
Shareholders' equity		1,109	1,153	663	423	1,688
Share capital		358	357	355	354	408

Amounts in accordance with US GAAP: Total assets		4,383	3,783	3,173	2,722	2,907
Long-term debt		572	458	362	75	86
Net assets/shareholders' equity		959	1,186	1,109	504	1,754

* Restated following adoption of FRS 19 (see note 24).
1.	Under UK GAAP dividends declared are those declared in respect of the year for which selected financial data is presented. Under US GAAP dividends declared are those formally declared within each calendar twelve-month period. For further information relating to dividends and the UK taxation of dividends see Information for shareholders.

2.	Dividends expressed in US currency have been converted at the actual exchange rates used in the payment of dividends to US shareholders, except that the final dividend declared in respect of 2001, payable to US shareholders on 2 May 2002, has been converted at the Noon Buying Rate on 15 February 2002 for convenience.

3.	In 1998 Reuters Holdings PLC consummated a court approved capital reorganisation in which shares of Reuters Holdings were exchanged for a combination of shares of Reuters Group and approximately £1.5 billion in cash. Under US GAAP this transaction was deemed a share consolidation combined with a special dividend and, accordingly, earnings per share and per ADS and dividends per share and per ADS amounts were retrospectively restated. Under UK GAAP no restatement was deemed appropriate as the cash payment was considered a repurchase of shares and the number of new shares in Reuters Group was set to facilitate comparability of per share amounts with those of Reuters Holdings.

COMPANY INFORMATION
History and development
 Founded in 1851 in London, Reuters Group has grown to become the world's leading global information, news and technology business. Its reputation for speed, accuracy and integrity is underpinned by a strong tradition of editorial independence and freedom from bias combined with a commitment to continuous technological innovation leveraged on a global scale.

The Group serves the global financial markets and news media with a wide range of information products and transactional solutions. These include real-time and historical market data; research and analytics; trading platforms across a range of financial instruments; collective investment data and benchmarking analytics; plus news in text, video, graphics and photographs.

Reuters delivers news and financial data to over 627,000 financial market professionals in more than 70,000 locations in around 150 countries, using public and private communication systems, increasingly through IP-based networks furnished by Radianz Limited, a joint venture between Reuters and the world's largest network operator, Equant. Reuters also reaches a much wider audience as the world's largest international text and television news agency with 2,259 journalists, photographers and camera operators in 230 bureaux around the world at the end of 2001.

During 2001 Reuters continued implementation of its Business Transformation programme designed to meet rapidly evolving customer requirements by designing and delivering new generation products and services based on internet technologies and ensuring optimal internal systems and commercial processes within the organisation. This programme included headcount reductions and the reshaping of Reuters operational structures and is intended to improve future profitability through sharpening the focus on customer service and reducing the Group's cost base. In response to difficult trading conditions during the year, Reuters increased its planned headcount reductions to approximately 1,800 people (of whom over 1,000 had left by the end of the year). Instinet reduced its own headcount by 237.

In addition to these organic changes, in September 2001 Reuters completed the acquisition of the core North America equities information and trading business and certain other businesses of Bridge Information Systems, Inc. The transaction has greatly enhanced Reuters presence in the US buy-side market and has allowed Reuters to expand its product offering as well as to connect its international customer base with Bridge's largely US clientele.

Business organisation
 During the year ended 31 December 2001 the business was organised into three principal product divisions – Reuters Financial, covering products and services for the financial markets; Reuterspace, developing new businesses outside the core markets; and Instinet (83% owned by Reuters), operating electronic trading platforms and related support services for financial market participants. The business is divided into three main geographic areas: Europe, Middle East and Africa; Asia/Pacific and the Americas. Revenues for the three years to 31 December 2001 are analysed by product division and major geographical region in the Operating and financial review and in note 1 and note 13.

In June 2001, Reuters announced its intention to reorganise along customer segment lines. Since 1 January 2002 Reuters Financial and Reuterspace have been succeeded by four new business segments focused on the major customer groups served by Reuters – Treasury; Asset Management; Investment Banking & Brokerage; and Corporates & Media. Together with Instinet, these are now the primary strategic and operating dimension for the Group.

Customer segments
Treasury, Reuters largest segment, helps customers operate more effectively in the foreign exchange and money markets. In addition to information products, this segment offers an electronic matching service to trade spot and forward foreign exchange in almost 40 currencies and a conversational dealing service for electronic communication and trading. The Treasury segment also delivers a number of leading applications that allow customers to service their own clients more efficiently, or understand and manage their own risks, cash flow or order-flow more effectively.

Asset Management represents significant growth opportunities for Reuters, although the company already has a substantial presence in the sector. Reuters has traditionally concentrated on designing products for other parts of the financial services industry, particularly the sell-side. The Bridge acquisition is helping Reuters to enhance its offering and to achieve greater penetration of the important US institutional market.

Investment Banking & Brokerage serves global, regional and boutique investment banks, brokerages, venture capital concerns and other similar businesses. Reuters delivers services for equities and fixed income trading and sales, and for the research and advisory functions. It also provides software, solutions and consultancy for enterprises.

Corporates & Media includes long-standing business lines such as Reuters global, multimedia news services sold to the world's media markets and the more recently established professional information businesses such as commodities and energy and corporate research services. This segment is drawing on Reuters core strengths and competencies to identify new opportunities for growth across a wide range of new customer needs and new market sectors.

The four new business segments are supported by five shared Centres of Excellence providing specialist services – Editorial, the Chief Technology Office, the Business Technology Group, Global Services and Shared Business Services. Local and regional business units around the world provide country-specific support and focus.

Products and services
Reuters core business activity is the gathering and distribution of news, information and other content from multiple sources across the globe and the provision of technology to distribute, analyse, view and trade with information.

Reuters receives current trading information from trading exchanges and over-the-counter markets, from over 5,000 financial market dealers and brokers and from electronic communications networks and specialist data vendors. Reuters own reporting staff gather and edit general, business and industry specific news in textual, video, photo and audio form from around the world.

Reuters distributes its information primarily in the form of real-time and historical information services to financial professionals operating in the four customer segments. These products are delivered to customers through personal computer-based terminals or other workstation display software, through internet browsers and through information management systems.

Reuters premium international information product is 3000Xtra which offers a highly sophisticated set of information services and tools to customers. Reuters Middle Tier products primarily focus on the needs of customers relating to individual geographic or asset-class markets. The principal Lower Tier offering is Reuters Investor which delivers Reuters information via the internet, enabling subscribers to integrate easily a tailored segment of Reuters news and market data into their own websites.

In addition to its information products Reuters develops transaction products and other systems-based solutions for its customers in order to support and integrate their trading operations more fully. At the top end of the transaction product range is Dealing 3000, offering an electronic brokerage facility for foreign exchange dealing. In 2002 a Lower Tier product, Reuters Dealing Link, will be released to meet the needs of the lower-volume market participants many of whom currently take only the Reuters information products.

Reuters Consulting specialises in the implementation of Reuters products and services into third party and existing customer infrastructures, ensuring that solutions are tailored appropriately to deliver maximum benefits to each customer and providing the necessary level of integration support.

Current product development priorities include the integration of some of the key Bridge capabilities into the Reuters product suite, particularly 3000Xtra. In 2002 Reuters also expects to add instant messaging to its products as a collaboration tool designed to build communities around shared business interests and information flows, using industry standard technology to provide a peer-to-peer service. The system is targeted at the financial community to meet their particular need for real-time, secure, auditable, cost-effective communications channels.

Straight through processing (STP) is one of Reuters key business priorities for 2002 and beyond. The drive for efficiency and regulatory deadlines has made STP a priority for customers in every segment. As part of its STP strategy, in October 2001, Reuters formed Synetix, a joint venture with Capco, the global services and technology solution provider to the financial services industry, with the goal of bringing together the assets needed to develop a range of web-based data management services to offer Reuters customers the improved operational efficiency needed to support the transition to STP.

Instinet Group Incorporated
 Instinet is the world's largest electronic agency securities broker. Through its electronic platforms, Instinet brings buyers and sellers worldwide together so that they can trade equity and fixed income securities and access research products, providing them with price improvement for their trades, as well as information, reporting and decision-making tools.

Instinet's customers can trade directly and anonymously with each other, thereby creating an internal liquidity pool, as well as with other investors in 40 securities markets throughout the world. Affiliates of Instinet are members of 20 securities exchanges. Instinet's customers consist of institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds, as well as securities brokers and dealers.

In addition to execution of their equity securities trades on a global basis, Instinet offers its customers services that enhance their ability to achieve their trading objectives, including 24-hour trading, crossing services, block trading and program trading, as well as global clearance and settlement of trades and access to Instinet's research and those of other providers.

Instinet provides a global electronic platform for trading fixed income securities. At present, Instinet is providing brokerage, execution and clearance and settlement services to many of the largest banks and securities dealers in approximately 750 US government, euro-denominated government and German mortgage bond (Pfandbriefe) securities.

In May 2001 Instinet completed an initial public offering (IPO) of approximately 37 million shares of its common stock on the Nasdaq Stock Market. In October 2001, Instinet acquired 92% and in January 2002 the remaining 8%, of ProTrader Group LP, a provider of advanced trading technologies and electronic brokerage services primarily for retail active traders and hedge funds, for consideration consisting of cash and shares. As a result of the IPO and the ProTrader acquisition, Reuters shareholding of Instinet is now approximately 83% on a primary basis.

Communications networks and equipment
 Reuters Group uses multiple communications networks, employing a complex variety of technologies, for distribution of its products. The Group is currently engaged in a major strategic initiative to migrate its principal product sets from the existing set of network infrastructures on to a single global internet-based network provided by Radianz. This will deliver greater resilience, speed, capability and, ultimately, offer lower cost of ownership.

Reuters (excluding Bridge) has two global technical centres, two main technical centres and many smaller local data centres. Reuters data centres are linked by communications services provided by Radianz, using dedicated international communications circuits that rely on satellite links, optical fibre cables and coaxial cables. These circuits are leased by Radianz from various governmental and private telecommunications operators including Equant. Communications between data centres and Reuters subscribers are provided by Radianz in 20 countries and by Reuters directly or third parties elsewhere; they mainly use dedicated terrestrial circuits which are leased from telecommunications operators and are supplemented by a variety of other transmission systems. These include satellite-based networks for delivery of services to small dish receivers on customer premises.

Click for further information regarding Radianz and the relationship between Radianz and Reuters.

Reuters currently installs and provides first level maintenance for the majority of its clients' sites either directly or through sub-contractors. These installations are generally based on WinTel platforms. Increasingly clients are providing and maintaining their own hardware and Reuters applications and services are being integrated into customers' existing systems.

As part of the Bridge acquisition Reuters acquired two global technical centres in St Louis, Missouri and a number of smaller distribution centres, some of which are maintained by SAVVIS Communications Corporation (Savvis) and, in Europe and Asia, by Moneyline Telerate.

The network services agreements with Radianz and Savvis are important to Reuters capability to deliver its products and services to customers. Although Reuters takes reasonable steps to ensure continuity of service, any failure or interruption of such systems could have a significant effect on Reuters business (see 'Risk factors'). See Material contracts for a summary of these network services agreements

Associates and investments
Reuters also forms strategic relationships with other companies to exploit new and niche market opportunities or leverage value by bringing Reuters assets and core competencies together with those of other parties. These include:

TIBCO Software Inc. (TSI) Headquartered in Palo Alto, California, TSI provides total business integration solutions delivering infrastructure software that enables businesses to integrate their business systems in real-time. In 1999 TSI completed an IPO of its common stock on the Nasdaq Stock Market. At 31 December 2001 Reuters held approximately 53% (42% fully diluted) of the outstanding shares of TSI, although its voting rights are restricted to 49% and it is therefore accounted for as an associated company.

Reuters owns the underlying TIB intellectual property and technology that was in existence at 31 December 1996 and that is incorporated into many of TSI's products. Reuters licenses this technology to TSI pursuant to a license agreement. TSI owns all technology and related intellectual property rights independently developed by TSI since 1 January 1997, including enhancements and improvements to the licensed technology, which TSI itself licenses to Reuters pursuant to the license agreement.

Radianz. In May 2000 Reuters and Equant Finance BV, established Radianz to develop a secure internet protocol network for use by the financial services industry, including Instinet. Reuters owns 51% of the company but shares voting control and does not consolidate Radianz for accounting purposes. Under the terms of agreement, in July 2000 Reuters transferred £63 million of telecommunications network assets into the new entity, along with approximately 400 staff and sold its existing telecommunications business, Reuters Connect Services, to the new company for £17 million in cash.

Factiva. In 1999 Reuters and Dow Jones & Co. formed a joint venture, Factiva, to develop a new web-based global service to provide corporate news, information and research data for many categories of business professionals. By December 2001 Factiva was selling information from nearly 8,000 sources and 8,500 business websites to 1.5 million desktops. Information sources include Reuters and Dow Jones newswires in addition to national, regional and local newspapers and trade publications. The content includes information in 22 languages. Factiva also provides technology solutions to integrate content into companies' intranets or information portals. Reuters has invested approximately £23 million in this venture.

Greenhouse Fund. The Reuters Greenhouse Fund was launched in 1995 to provide Reuters with early access to technology and other start-up companies. In August 2001, management of the Greenhouse Fund was outsourced to RVC, a newly-created fund management company formed by members of the Reuters team who had managed the Fund from its inception.

See Operating and financial review for additional information concerning associates and strategic investments.

Marketing and distribution
 Reuters has traditionally been a business-to-business sales-driven organisation. The sales operation is divided into Focus Group accounts, which are managed globally by specific account teams, Consultative accounts, which are managed regionally by local sales teams and Business Direct accounts, which are managed from regional call centres.

Much of Reuters marketing activity supports the sales channels and all customer-facing staff. These communication activities include production of supporting collateral, sales commission schemes, direct response advertising in industry publications, attendance at all key industry events globally and hosting Infoworld, a periodic large-scale Reuters event for customers in Europe. Specific events are also arranged for Focus Group accounts.

Reuters is investing in a direct marketing and customer relationship management capability to support the sales and related support operations.

The Reuters brand is valued as the leading global brand owned by a UK company according to the 2001 survey 'The World's Most Valuable Brands' by leading branding consultants, Interbrand. Reuters uses a number of channels to raise brand awareness and promote its products including Reuters magazine, reuters.com, sponsorship and Reuters Publishing, a book publishing venture with Pearson Education. Reuters has also invested in print advertising campaigns in key financial centres.

Subscribers
Reuters Group products are generally billed by number of user accesses. Accesses are a measure of accesses to datafeeds, portable devices and terminals. The number of accesses at the end of each of the last three years are shown below:

			31 December

000s	2001	2000	1999

Information products	497	507	477
Dealing	19	21	23
Instinet	30	30	21
Bridge	81	–	–

Total	627	558	521

Principal capital expenditure
Over the last three years, Reuters Group has made a number of acquisitions and has invested in several new and existing businesses including several joint ventures and the Greenhouse Fund portfolio. The principal acquisitions and investments (none of which exceeded a cost of £50 million, save where otherwise stated) were:

•	O R Télématique SA (now known as ORT SA), a leading online provider of company information;
•	Yankee Group Research Inc., an international technology research and advisory firm specialising in sectors essential to e-business: the internet, e-commerce, telecommunications and wireless services;
•	Lynch, Jones & Ryan Inc. (acquired by Instinet), a provider of specialised brokerage, research and commission recapture services to pension plan sponsors and managers;
•	Tower Group Inc. (84%), a US research and advisory firm specialising on the impact of information technology in the financial industry;
•	Liberty SA (now known as Reuters InterTrade Direct SA), a provider of electronic links for the global securities markets, offering order routing and order management services and links to other trading processes such as clearing and settlement;

•	Lipper Analytical Services Inc. (now known as Lipper Inc.), a provider of US mutual fund and global fund data;
•	GL Trade SA (34%), a developer of interactive software which link equities traders to electronic exchanges in order to monitor the market and enter orders;
•	Diagram fip SA acquired in March 2001, is a major European provider of financial software solutions for the capital markets. Products include software packages and value-added services such as consulting, training and integration for banks, brokers, fund and asset managers and insurance companies. It also offers integrated corporate treasury systems;

•	ProTrader Group LP, acquired by Instinet for a total consideration of £105 million. See 'Summary of key events of 2001' for further details; and
•	Certain businesses of Bridge Information Systems, Inc., acquired in September 2001 for a total consideration of £256 million, including interim funding to Bridge and Savvis.

In October 2001 Reuters sold its interest in VentureOne Corporation, a provider of information and research for the venture capital investment industry, to Wicks Business Information, LLC for a net consideration of £18 million in cash.

Total capital expenditure for acquisitions, investments in associates and other investments during 2001 was £450 million (2000: £242 million, 1999: £76 million). Additional investment in the Greenhouse Fund during 2001 totalled £15 million (2000: £184 million, 1999: £61 million).

Further information relating to investments, acquisitions, joint ventures and disposals in 2001 is provided in note 16 and note 31.

Competition
 Reuters Group faces competition in all market sectors and geographical areas in which it operates.

Competing information products for the financial markets are offered by Bloomberg LP (Bloomberg), Quick Corporation of Japan, Telekurs AG (Switzerland), Thomson Financial and Moneyline Telerate (formerly owned by Bridge). In connection with the Bridge acquisition, Reuters agreed to provide Moneyline Telerate with various network, software development, data management, customer support, administrative and other transitional services and granted to Moneyline Telerate certain intellectual property and software licenses, and Moneyline Telerate agreed to provide Reuters with various field support, network and administrative services and co-location rights, in each case for a term not to exceed four years (depending upon the service in question).

The Lipper funds information business competes with Morningstar Inc, the Micropal unit of Standard & Poor's, a division of the McGraw-Hill Companies Inc, Value Line Inc and Thomson Corporation's CDA Weisenberger.

Reuters foreign exchange spot matching services compete with the Electronic Broking Service. Reuters money and foreign exchange transaction products also compete with voice brokers in the relevant markets.

Competitors in the supply of market data systems include Misys plc, Sunguard Data Systems Inc and CSK Software and a large number of other vendors. Competition for the supply of company, financial and industry specific information is fragmented widely among traditional information providers such as Bloomberg and Dow Jones, among online exchanges such as ICE and NYMEX and among niche players with specialist tools or local market coverage such as CQG and MetalBulletin.

Reuters main competitors in the supply of news to the media are Associated Press, Agence France Presse, and Bloomberg News.

Instinet competes with, among others, traditional and electronic trading methods in use on US and international securities exchanges, Nasdaq's trading services that enable members of the National Association of Securities Dealers, Inc. (the NASD) to trade electronically in Nasdaq-quoted stocks, the Institutional XPress and NYSeDirect+ products of the New York Stock Exchange and other broker-dealers (including many of its own customers) which offer competing services; as well as electronic communication networks, including Bloomberg Tradebook LLC, a subsidiary of Bloomberg, and the Island System.

Government regulation
 Reuters Limited, the principal operating company in the Group, is regulated as a service company by the UK Financial Services Authority (FSA) under the Financial Services and Markets Act 2000.

The use of communications links is subject to government licensing in several countries.

Reuters Transaction Services Limited (RTSL), through which Reuters operates Dealing 2000-2 and Dealing 3000 Spot Matching, is subject to regulation by the FSA equivalent to that applied to broking participants in the London foreign exchange market. The operations of RTSL's Singapore branch are subject to oversight by the Monetary Authority of Singapore and those of the Hong Kong branch by The Hong Kong Monetary Authority. Reuters InterTrade Direct SA, through which Reuters operates Reuters InterTrade Direct, is also regulated as a service company by the FSA under the Financial Services and Markets Act 2000.

As registered broker-dealers, members and self-regulatory organisations in the US and other countries in which they operate and (in the case of Instinet) as a registered alternative trading system in the US, Instinet and Bridge Trading Company are subject to substantial regulation under the US securities laws and their equivalents in other countries, including but not limited to net capital requirements. The regulatory framework generally applies directly to Instinet and Bridge Trading affiliates that are registered or licensed in various jurisdictions.

Corporate structure
Reuters Group conducts its business through a portfolio of companies including wholly and partly owned subsidiaries, joint ventures and associated companies. Information regarding the most significant companies is contained in note 32. The ultimate holding company for the Group is Reuters Group PLC, which was incorporated in England and Wales on 24 December 1996 and is listed on the London Stock Exchange and Nasdaq. Reuters registered office and corporate headquarters are located at 85 Fleet Street, London EC4P 4AJ (telephone: +44 (0)20 7250 1122).

Property, plant and equipment
 Reuters tangible fixed assets are primarily in the form of computer systems equipment that form the infrastructure for the company's business. This equipment is distributed across the company's global sites with greater concentration at the major global and regional technical centres. A reducing proportion of the equipment is located at customer sites around the world.

Reuters Group principal facilities are:

•	its corporate headquarters (96,000 sq. ft.) in London;
•	its new US headquarters at 3 Times Square in New York City (692,170 sq. ft.);
•	global technical centres in London (324,000 sq. ft.) and Geneva (144,000 sq. ft.);
•	properties located in St Louis County, Missouri, acquired from Bridge in 2001, consisting of seven corporate office buildings (aggregate of 263,000 sq. ft.) including two global technical centres (4,800 sq. ft. and 6,000 sq. ft., respectively) and a 5.4 acre parcel of land; and

•	two other main technical centres in New York (44,000 sq. ft.) and Singapore (180,000 sq. ft.).
The London properties and the New York technical centre are situated on land owned by Reuters, whereas the buildings in Geneva and Singapore were built by Reuters on leased land. The leases, including periods covered by options to extend, expire in 2095 and 2050, respectively. The Reuters Building at 3 Times Square is owned and developed jointly by Reuters and Rudin Times Square Associates LLC. In May 2001 Reuters leased 692,170 sq. ft. from the venture and subleased 360,392 sq. ft. to Instinet. The principal part of the Reuters lease will expire in 2021, with an option to extend. The Instinet sublease also expires in 2021. Reuters secured its lease position with a $120 million letter of credit. Of the St Louis corporate office buildings, four are owned (209,500 sq. ft.) and three are leased (53,700 sq. ft.) One of the global technical centres in St.Louis is located in an owned facility and the other is located in one of the leased facilities, whose lease expires in 2004. The 5.4 acre parcel of land is currently under ground lease to Savvis for a term expiring in 2099.

Legal proceedings
Reuters Group is not aware of any legal or arbitration proceedings that may have, or have had in the 12 months prior to the date of this document, a significant effect on the Group's financial position or profitability.

DIRECTORS' REPORT
The directors submit their annual report and audited financial statements for the year ended 31 December 2001.

Activities
The Group's activities are described in the company information. A detailed review of activities during 2001 and likely future developments is given in the company information and in the operating and financial review.

Share capital and dividends
Details of the changes in the authorised and called-up share capital are set out in note 26 and note 27. Details of significant shareholdings are given in the major shareholders section.

An interim dividend of 3.85 pence per ordinary share was paid on 5 September 2001. The directors recommend a final dividend of 6.15 pence per ordinary share, giving a total of 10.0 pence per ordinary share for the year (2000: 16.0 pence). Subject to shareholders' approval at the annual general meeting to be held on 23 April 2002, the final dividend will be paid on 25 April 2002 to members on the register at the close of business on 15 March 2002.

Employees
 The total number of employees at 31 December 2001 was 19,429 (31 December 2000: 18,082). Details of average number of employees by segment are given in the employee information section.

It is Reuters Group policy that selection of employees, including for recruitment, training, development and promotion, should be determined solely on their skills, abilities and other requirements which are relevant to the job and in accordance with the laws in the country concerned. Reuters equal opportunities policy is designed to ensure that disabled people are given the same consideration as others and, depending on their skills and abilities, enjoy the same training, development and prospects as other employees.

To provide employees with the information they need to understand and achieve our business objectives, we make extensive use of the company's intranet as a communication tool. Meetings are regularly held between management and employees' and union representatives so that the views of employees can be taken into account in making decisions which may affect their interests. Reuters European Employee Forum operates as a pan-European works council. The Chief Executive and other executive directors meet with the Forum regularly. We undertake regular employee surveys to evaluate morale and to identify any employee issues that need to be addressed. The results are communicated throughout the Group.

The directors record with deep regret the deaths of Anil Bharvaney, Alex Braginsky, Geoff Campbell, Doug Gurian, Chris Hanley and Steve Tompsett who died in the World Trade Center on 11 September and Harry Burton and Azizullah Haidari who were murdered in Afghanistan on 19 November.

The Board values the courage and professionalism shown by employees operating in zones of conflict. Reuters has reviewed the adequacy of its policies, training and procedures for employees generally and for those working in dangerous places in particular. Reuters has reaffirmed the standing instructions to employees to avoid risks wherever possible and for hostile environment training and protective equipment to be provided to all employees who may need them.

Charitable contributions
 Reuters made a grant of £4.0 million in 2001 to fund the educational and humanitarian work of Reuters Foundation, the Group's charitable trust (£3.2 million in 2000). In addition, Reuters regional management made direct charitable donations of £2.4 million in cash and £13.7 million in kind, which includes the value of information services, equipment and employees' time provided free of charge for educational and humanitarian purposes. The overall total of Group charitable giving, in cash and in kind, amounted to £20.1 million in 2001 or 12.7% of pre-tax profit (£18.1 million or 2.7% in 2000).

More information on the work of Reuters Foundation is contained in the annual review and on the Foundation's website: www.foundation.reuters.com. Information about Reuters corporate social responsibility activities is contained in the annual review and on Reuters website: www.reuters.com/csr.

No political contributions are made.

Creditor payment terms
It is the Group's normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. It is Group policy that payment is made on time, provided suppliers perform in accordance with the agreed terms. Group trade creditors at 31 December 2001 were equivalent to 32 days' purchases during the year.

Authority for company to purchase own shares
At the annual general meeting held on 24 April 2001, members renewed the company's authority under section 166 of the Companies Act 1985 to make purchases on the London Stock Exchange of up to 142,914,752 ordinary shares at a price of not more than 5% above their average middle market quotation in the London Stock Exchange Daily Official List for the five business days prior to the date of purchase, nor less than 25 pence each.

Auditors Resolutions will be placed before the annual general meeting to reappoint PricewaterhouseCoopers as auditors and to permit the directors to fix their remuneration.

Directors
 The names and biographical details of current directors are given in the directors and senior management section. A non-executive director is not required to hold ordinary shares in order to qualify as a director. The Remuneration Committee has agreed that each executive director and certain senior managers should be required to accumulate and maintain a personal holding of Reuters shares worth approximately twice his salary within five years of becoming subject to the policy. A director not holding any shares may nevertheless attend and speak at general meetings of the company. A statement of directors' remuneration and their interests in shares and options of the company and its subsidiaries is set out in the report on remuneration and related matters.

The following changes to the Board composition occurred during 2001. In July, Sir Peter Job and Jean-Claude Marchand retired from the Board and they retired from the company in July and September respectively. Rob Rowley retired from the Board and the company in December. Geoffrey Weetman was appointed as an executive director in July. Sir John Craven, Charles Sinclair, Dennis Malamatinas and Philip Green retire by rotation and are proposed for re-election as directors at the forthcoming annual general meeting. Geoffrey Weetman, having been appointed by the Board since the last annual general meeting, also retires and is proposed for re-election at the annual general meeting. Biographical information on these directors is set out in their individual sections. As non-executive directors, Sir John Craven, Charles Sinclair and Dennis Malamatinas do not have service contracts. Details of the remuneration of the non-executive directors and information on the service contract and remuneration of Geoffrey Weetman are set out in the report on remuneration and related matters.

By order of the Board
Rosemary Martin
Company Secretary
15 February 2002

DIRECTORS AND SENIOR MANAGEMENT

The directors and senior managers of Reuters Group are:

Name	Position	Position held since	Date of next reappointment by shareholders

Directors
Sir Christopher Anthony Hogg	Chairman; Director¹	1985; 1984	2003
Thomas Henry Glocer	Chief Executive; Director	2001; 2000	2004
Philip Nevill Green	Chief Operating Officer; Director	2001; 2000	2002
David John Grigson	Chief Financial Officer; Director	2000; 2000	2004
Geoffrey Arthur Weetman	Group Human Resources Director; Director	1998; 2001	2002
Sir John Anthony Craven	Director¹	1997	2002
Edward Kozel	Director¹	2000	2003
Dennis Malamatinas	Director¹	2000	2002
Roberto G Mendoza	Director¹	1998	2003
Richard Lake Olver	Director¹	1997	2003
Charles James Francis Sinclair	Director¹	1994	2002
Ian Charles Strachan	Director¹	2000	2004

Senior Managers
Graham Albutt	President – Business Technology Group	2001
Douglas Atkin	President and Chief Executive Officer, Instinet Group Incorporated	1998
Sarah Dunn	President – Corporates & Media Services	2001
Marc Dualé	Managing Director – Asia	2002
Christopher Hagman	Managing Director – Continental Europe, Middle East and Africa	2001
Julie Holland	Managing Director – Treasury Services	2001
Alexander Hungate	Chief Marketing Officer, President – Focus Group Accounts	2001
Robert Jeanbart	Managing Director – UKI	2001
Geert Linnebank	Editor-in-Chief	2000
Phillip Lynch	Chief Executive Officer – Reuters America Inc.	2001
Rosemary Martin	Company Secretary and Director – Group Links	1999
Gregory Meekings	Managing Director – Global Services	2001
Stephen Mitchell	Head of Risk Management and General Counsel	1998
Jane Platt	Managing Director – Asset Management	2001
Michael Sayers	Chief Technology Officer	1998
David Ure	Strategic Adviser to the Board and non-executive Chairman of Radianz	2000
Devin Wenig	President – Investment Banking & Brokerage Services	2001

¹ Non-executive director.
Directors
 Sir Christopher Hogg. Non-executive Chairman of Allied Domecq PLC since 1996. Non-executive director of GlaxoSmithKline plc since 1993 and Air Liquide SA since May 2000. Non-executive Chairman of the Royal National Theatre since 1995. Former member of the International Council of JP Morgan (1993-2000). Former Chairman of Courtaulds PLC from 1980 to 1996 (Chief Executive 1979-1991). Former non-executive director of the Bank of England (1992-1996). Member of the Audit, Remuneration and Nomination Committees. Age 65.

Tom Glocer. Chief Executive. Former Chief Executive Officer Reuters Information (2000) and President & Senior Company Officer, Reuters America (1998-2000). Chief Executive Officer, Reuters Latin America (1997-1998). Joined Reuters in 1993 and served in various capacities in Reuters legal department (1993-1997). Prior to joining Reuters he was a mergers and acquisitions lawyer with Davis Polk & Wardwell in New York, Paris and Tokyo. Non-executive director of Instinet Group Incorporated and of the New York City Investment Fund. Member of the Corporate Council of the Whitney Museum and of the Leadership Champions Group (Education) of Business in the Community. Age 42.

Philip Green. Chief Operating Officer. Joined Reuters in September 1999 as Chief Executive, Reuters Trading Solutions. Former Chief Operating Officer, Europe and Africa, at DHL International, based in Brussels. Joined DHL in 1990 as Regional Director, Northern Europe having previously worked in both the UK and US. Non-executive director of SKF AB and a director of Radianz Limited. Member of the Advisory Board of the London Business School. Age 48.

David Grigson. Chief Financial Officer. Joined Reuters in August 2000 from Emap plc where he was Group Finance Director and Chairman of Emap Digital. Formerly held senior finance roles in the UK and US at Saatchi and Saatchi Plc (1984-1989). Held a number of financial positions at Esso UK from 1980 to 1984. Also a non-executive director of Instinet Group Incorporated. Age 47.

Geoffrey Weetman. Group Human Resources Director. Joined Reuters in 1973 as a regional accountant based in Switzerland. Following a period in London, he moved to Asia and held a number of senior positions in Hong Kong and Japan, becoming Managing Director, Reuters Asia, in 1992. He returned to London in 1997 as Managing Director of Media and New Business Ventures prior to his appointment as Director of Human Resources in 1998. Age 55.

Sir John Craven. Non-executive Chairman of Lonmin Plc since 1997. Non-executive director of Gleacher & Co LLC, and Fleming Family & Partners. Former member of the Board of Managing Directors of Deutsche Bank AG and former executive Chairman of Morgan Grenfell Group plc (1989-1997). Former non-executive director of Rothmans International BV, Ducatti SpA and Société Générale de Surveillance SA. Member of the Audit Committee and Chairman of the Nomination Committee. Age 61.

Ed Kozel. Managing Director of Open Range Ventures LLC, a private venture capital firm active in telecom, networking and internet start-ups. Non-executive director of Cisco Systems, Inc., where he worked from 1989-2000 in a number of roles, including Chief Technology Officer and senior vice president for business development. Also a director of Yahoo!, TIBCO Software Inc., Datachannel and Telegis. Prior to 1989 he worked with SRI International in California. Member of the Remuneration and Nomination Committees. Age 46.

Dennis Malamatinas. Chairman, Priceline Europe. Former Chief Executive Officer of Burger King Corporation (1997-2000). From 1979 to 1997 he held a number of senior general management roles with the Procter & Gamble Company, PepsiCo and Grand Metropolitan plc (now Diageo plc). He was an executive director of Diageo plc from 1998 to 2000. Member of the Remuneration and Nomination Committees. Age 46.

Roberto Mendoza. Chairman of Egg plc and non-executive director of Prudential plc, ACE Limited and Vitro SA. Formerly Vice-Chairman and director of JP Morgan & Co Inc. (1990-2000) and Managing Director of Goldman Sachs & Co (2000). Joined JP Morgan in 1967 with successive assignments in London and New York. Member of the Nomination and Remuneration Committees. Age 56.

Dick Olver. An executive director of BP p.l.c. and Chief Executive Officer of BP Exploration & Production Division since 1998. A member of the Institute of Civil Engineers, he has worked for BP since 1973. A governor of New Hall School. Chairman of the Audit Committee and a member of the Nomination Committee. Age 55.

Charles Sinclair. Group Chief Executive of Daily Mail and General Trust plc since 1988. Joined Associated Newspapers in 1975 and held a number of roles prior to its merger into the Daily Mail Group in 1988. Non-executive director of Euromoney Institutional Investor PLC and Schroders plc. Fellow of the Institute of Chartered Accountants. Chairman of the Remuneration Committee and a member of the Nomination Committee. Age 53.

Ian Strachan. Non-executive director of Transocean Sedco Forex Inc., Johnson Matthey plc, Harsco Corporation and Instinet Group Incorporated. Former Deputy Chairman of Invensys plc (1999-2000) and Chief Executive Officer of BTR plc (1996-1999). Former Deputy Chief Executive Officer (1991-1995) and Chief Financial Officer (1987-1991) of Rio Tinto plc. Also a former non-executive director of Commercial Union plc (1990-1996). Member of the Audit and Nomination Committees. Age 58.

Senior Managers
 Graham Albutt. President – Business Technology Group. Graham joined Reuters in London in 1987. Held various posts and in May 2001, was appointed Business Integration Leader, developing the structure and business model for the integration of the recently acquired Bridge assets.

Douglas Atkin. President and Chief Executive Officer, Instinet Group Incorporated since 1998. Doug joined Instinet in 1984. He is a director of the NYC Partnership and a member of the Young Presidents Organization (YPO) International and the US Council for Competitiveness.

Marc Dualé. Managing Director – Asia. Marc joined Reuters in January 2002. Previously worked for DHL Worldwide Express, where he became Chief Operating Officer for the Asia Pacific Middle East Region in 1999. Worked for American Express in New York and Paris for seven years and was also a consultant at The Boston Consulting Group in Chicago.

Sarah Dunn. President – Corporates & Media Services since September 2001. Sarah joined Reuters in 1986 in the UK and transferred to Reuters America in 1995 as Vice President, Marketing. She became Chief Executive Officer of Reuters Lipper subsidiary in January 2000.

Christopher Hagman. Managing Director – Continental Europe, Middle East & Africa, since April 2001. Chris joined Reuters in 1987 based in Sweden and has held various senior sales and general business management positions in Sweden, Netherlands and the UK.

Julie Holland. Managing Director – Treasury Services since September 2001. Julie joined Reuters in 1975 and held a series of sales and marketing roles. Julie was appointed Managing Director of Reuters UK and Ireland in 1996.

Alexander Hungate. Chief Marketing Officer, President – Focus Group Accounts since September 2001. In 1993, Alex joined Reuters in London as a business development executive. From 1996 to 1998, he was Executive Vice President of Reuters Marketing before being appointed Chief Operating Officer, Reuters America in 1999 and Chief Executive Officer, Reuters America in 2000. Also a director of British America Business Inc.

Robert Jeanbart. Managing Director – UKI since September 2001. Robert joined Reuters in 1987 and held a number of product management and marketing roles before becoming Director Risk Management Systems in 1994 and then Managing Director, Applications and Enterprise Solutions in 2000.

Geert Linnebank. Editor-in-Chief. Geert became Editor-in-Chief in 2000 having held various editorial roles. Before he joined Reuters he was a correspondent, EC and Belgium, AP-Dow Jones – Brussels.

Phillip Lynch. Chief Executive Officer – America since June 2001. Phillip joined Reuters in Boston in 1988 as a sales executive and held several sales management positions until his appointment in 1996 as Business Manager of the New York region. Also a director of WorldStreet Corporation.

Rosemary Martin. Company Secretary and Director – Group Links. Rosemary joined Reuters in 1997 as Deputy Company Secretary. Former Partner in London law firm Rowe & Maw.

Gregory Meekings. Managing Director Global Services. Greg joined Reuters in 1986 and was appointed Managing Director – Global Services in January 2001. Prior to joining Reuters, he was Services Director at First Computer, Managing Director at Calibre Technology, Sales Director at Braid Systems Ltd and Business Manager of Logica's Industrial Automation Systems division.

Stephen Mitchell. Head of Risk Management and General Counsel since September 2001. Stephen joined Reuters in 1996 as Deputy General Counsel. Acted as General Counsel for Reuters America during 1997. Company Secretary 1998 to 1999 when he was appointed General Counsel. Former Partner in Australian law firm Freehill, Hollingdale & Page.

Jane Platt. Managing Director – Asset Management. Jane joined Reuters from Barclays in 2001, where she had been Chief Executive of Barclays Stockbrokers and Barclays Bank Trust Company.

Michael Sayers. Chief Technology Officer. Michael joined Reuters London development group in 1977 and in late 1998 was appointed Chief Technology Officer.

David Ure. Strategic Adviser to the Board and non-executive Chairman of Radianz. Former executive director (1989-2000) responsible for group technical strategy and Reuters Trading Solutions Division. From 1992 to 1998, he was responsible for group marketing and technical policy. Prior to that he headed Reuters operations in Europe, Middle East and Africa. David joined the company in 1968 as a trainee journalist. Non-executive director of TIBCO Software Inc., WebEx Communications, Inc., Multex Investor Japan Limited and Multex Investor Europe Limited.

Devin Wenig. President – Investment Banking & Brokerage Services since September 2001. Devin joined Reuters in 1993 as Corporate Counsel, Reuters America and held a number of senior management positions before being appointed President, Reuters Information in January 2001. Also a director of Multex Inc., Sila Communications Limited, Aether Technologies Inc. and Nastech Pharmaceutical Company.

CORPORATE GOVERNANCE
Reuters Group is committed to high standards of corporate governance and has complied throughout 2001 with the principles of corporate governance set out in Section 1 of the Combined Code save that the service contracts of Sir Peter Job, Rob Rowley and Jean-Claude Marchand, each of whom retired during 2001, were terminable by the company on two years' notice and David Grigson's appointment can be terminated on one year's notice after an initial period ending in July 2002.

The Board and executive
 The Board is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities throughout the world. The directors are bound by the company's articles to pay due regard to the Reuters Trust Principles. See the Principles and other relevant information. The Board met eight times in 2001. As at 15 February 2002, there were four executive directors and eight independent non-executive directors, including the Chairman.

The Board and its committees have formal terms of reference setting out their authorities and duties. The directors are supplied, in a timely fashion, with the information they need by way of reports and briefings to the Board. They also have access to the Company Secretary and they may take independent professional advice at the company's expense, although no such advice was sought during 2001. Sir John Craven is the senior independent non-executive director.

Non-executive directors are appointed for a term of six years, subject to agreement after three years that the term should continue. All directors are subject to election by shareholders at the first opportunity after their appointment and to re-election thereafter at intervals of no more than three years. Non-executive directors receive a series of briefings about Reuters when they join the Board. Training for executive directors is available as appropriate and a training programme is run for directors of subsidiaries.

The Board delegates specific responsibilities to certain committees. As at 15 February 2002 these comprised:

The Group Management Committee (GMC): this committee was created in July 2001 as the successor to the Group Executive Committee. The GMC is chaired by the Chief Executive and is authorised to implement strategy and to manage the Group. The GMC comprises the executive directors and David Ure (Chairman of Radianz and adviser to the Reuters Group PLC Board). Assisting the GMC on strategy issues is a group of 23 senior executives comprising the Group Strategy Committee (chaired by Tom Glocer). The Group Operations Committee (comprising 18 senior executives and chaired by Philip Green) manages the business's operations.

The Audit Committee: this committee reviews the processes for financial reporting, internal control, risk assessment, audit and compliance assurance, the independence of the company's internal and external auditors and the effectiveness of the company's system of accounting, its internal financial controls and the internal and external audit functions. Comprising Dick Olver (Chairman), Sir John Craven, Ian Strachan and Sir Christopher Hogg, the committee meets at least twice a year with the Chief Executive, the Chief Financial Officer, other officers as required and the auditors.

The Remuneration Committee: this committee's remit is to determine specific remuneration packages for each of the executive directors and any other remuneration issues which affect the interests of shareholders, in particular remuneration or option plans using shares. The committee meets at least four times a year. Its members are Charles Sinclair (Chairman), Ed Kozel, Dennis Malamatinas, Roberto Mendoza and Sir Christopher Hogg.

The Nomination Committee: this committee, which meets when required, comprises the eight non-executive directors and is chaired by Sir John Craven. It makes decisions about future appointments of directors, the Chairman and the Chief Executive. A director may not attend or be involved in any decision concerning him or his successor.

Relations with shareholders
The executive directors meet regularly with institutional shareholders and analysts. Investor relations departments in London and New York are dedicated to improving communications between the company and its shareholders. The company's annual general meeting is used as an opportunity to communicate with private investors. At its annual general meeting the company announces the level of proxies lodged on each resolution and the balance for and against the resolution after the resolution has been voted on by a show of hands. The results of voting at the annual general meeting in 2002 will be available on the company's website: www.reuters.com.

Directors' responsibilities, internal controls and financial reporting
The directors' responsibilities and the company's process for internal controls and financial reporting are set out in the Statement of directors' responsibilities.

REPORT ON REMUNERATION AND RELATED MATTERS

Remuneration policy
At Reuters the policy framework for senior executive pay and the specific packages for the executive directors are set by the Remuneration Committee. The five non-executive directors who make up the committee under the chairmanship of Charles Sinclair are identified in the Corporate governance section. Their approach is based on the following principles:

•	The Group's ability to achieve its goals is critically dependent upon its ability to source, motivate and harness the skills of talented people across the organisation.
•	The reward opportunity offered to senior executives should be sufficiently competitive to attract, motivate and retain high-calibre people capable of leading the Group successfully.
•	Reward structures and practices should be open and fair and should support the building of a strong management team that will work together effectively to achieve the immediate and longer-term strategic objectives of the Group.

•	Individual remuneration packages should fairly reflect each person's contribution to the Group's achievements, with a strong emphasis on variable reward schemes linked to corporate and individual performance.

•	Where necessary, reward levels should recognise the increasing global mobility of senior executive talent and, in particular, the impact of US remuneration practices on a business that recruits from the US market.

•	Reward structures should reinforce the alignment of interest between shareholders and employees, particularly through the use of broadly based share plans, with senior executives being expected to retain a shareholding in the company.

Executive directors
 During 2001, key factors in the committee's work were the need to secure a smooth transition for the new management team and to support the organisational change programme. Sir Peter Job retired in July 2001 and the committee approved terms for the early retirements of Jean-Claude Marchand and Rob Rowley taking due account of their significant contribution to the Group over many years. New service contracts were agreed with the incoming Chief Executive, Tom Glocer, who agreed to relocate from the USA during the year, and Geoffrey Weetman who was appointed to the Board on 23 July 2001.

In formulating pay packages for the executive directors, the committee receives comparator group information and assistance from external remuneration consultants. During 2001 the committee moved away from using salary surveys based only on the larger FTSE 100 companies and defined a comparator group that it believes more accurately reflects Reuters recruitment environment. It contains a mix of over 25, predominantly media and technology, companies, including a number of international corporations.

Salaries for 2001 were reviewed in the light of the management changes which took effect during the year. As part of the company's current programme of cost reductions, the executive directors elected that their base salaries and those of certain other senior executives should not be increased for 2002.

In 2001, the executive directors were eligible for an annual bonus, with a maximum level of 100% of base salary for Philip Green, David Grigson and Geoffrey Weetman and 125% in the case of Tom Glocer. The other executive directors who served during the year were eligible for an annual bonus of up to 70% of base salary. Bonus targets were set on a sliding scale and included a mix of financial and strategic measures: 50% of bonus potential was split equally between budgeted normalised profit before tax and revenue growth, and the remaining 50% related to individual and team strategic priorities, covering areas such as margin growth, innovation, organisational change and the Business Transformation programme. A pro-rata bonus was awarded to Jean-Claude Marchand on his retirement in September. In February 2002 the committee considered 2001 performance relative to the specified targets and awarded bonuses reflecting the good progress made on key strategic objectives. No payment was made in respect of the profit and revenue measures.

The executive directors also participate in a discretionary share option plan (DSOP) and long-term incentive plan (LTIP) designed to reward longer-term performance. These schemes are summarised in the Long-term plans benefiting executive directors section.

A total of 906,984 DSOP options were granted to Tom Glocer, Philip Green, David Grigson and Geoffrey Weetman in June 2001. These options will vest on the third anniversary of grant, provided there has been an average increase in normalised earnings per share of at least 3% per annum, in real terms, during the intervening period. In future years, DSOP options will be granted to the executive directors in two tranches in February and August.

In June 2001, LTIP awards based on 100% of salary were granted to all the executive directors except for Tom Glocer, who received an award of 174,451 shares (approximately 300% of his salary). The vesting of these LTIP awards is conditional upon the company's total shareholder return exceeding the average return of the other FTSE 100 companies over the performance period. The relative ranking of the company at the end of the period determines the extent to which the awards will vest. The duration of the performance period is normally three years but may be extended to a maximum of five years. Vested shares must be retained until at least five years from their initial allocation.

The committee has agreed that each executive director and certain senior managers should be required to accumulate and maintain a personal holding of Reuters shares worth approximately twice his or her salary, within five years of becoming subject to the policy. These shares may be accumulated through the retention of shares acquired under company share plans.

In recognition of their service to Reuters, the committee confirmed that the existing LTIP participation rights of the three retiring directors will continue until they vest or lapse and will remain subject to the normal retention requirement.

Prior to becoming a director Geoffrey Weetman was a participant in the company's performance-related share plan which is open to senior managers who do not participate in the LTIP. He received an award of shares in 2001 but will not receive any further allocations under that plan. See details of all outstanding awards held by the executive directors under company share plans.

The executive directors also received company benefits in the form of a company car (or a cash allowance); life and prolonged disability insurance; and healthcare insurance. Philip Green and David Grigson, who are both subject to the pensions earnings cap, each receive a supplementary retirement allowance in addition to the contributions made on their behalf by Reuters to the Reuters Retirement Plan. Under the terms of his relocation agreement the company provides accommodation in the UK for Tom Glocer and met his relocation costs in 2001. In common with all employees, the executive directors are eligible to participate in the save-as-you-earn share scheme.

Service contracts
 Tom Glocer has a service contract normally terminable by him on 90 days' notice or, with good reason, on 30 days' notice. The company may terminate without cause on 30 days' notice. In the event of termination by Tom Glocer with good reason or by Reuters without cause, on or before 1 July 2003, he is entitled to a compensation payment equal to twice the sum of his basic annual salary and an estimated annual bonus calculated by reference to the highest bonus percentage received in the previous three years. If his contract is terminated after 1 July 2003 the compensation payment is reduced in equal tranches for each year down to a minimum of his annual salary and bonus in the case of termination after 1 July 2005. In the event of termination at any time by Reuters without cause, or by Tom Glocer with good reason, he retains the benefit of any outstanding share plan awards as if his employment had not ceased. In addition, Tom Glocer and his family retain the life assurance, medical and dental benefits provided by Reuters for one year following termination.

The contracts of the other three executive directors can be terminated on one year's notice, subject in the case of David Grigson to an initial period of two years expiring at the end of July 2002. The arrangements with these three executive directors provide that any termination payment will not exceed an amount equal to the sum of the director's annual salary, bonus and 12 months' pension contributions paid by the company.

Non-executive directors
 The Chairman receives an annual fee of £262,500 together with the use of a company car, private medical cover, life and prolonged disability insurance and pension benefits. The other non-executive directors each receive a fee of £35,000 per annum determined by the shareholders in general meeting. A further £10,000 per annum is paid to each non-executive director who chairs a committee of the Board. Non-executive directors do not have service contracts and are appointed for an initial period of six years, subject to review after three years.

Fees paid to Ian Strachan include £46,875 in respect of his position as a non-executive director of Instinet. He also received from Instinet 2,632 restricted shares which vested in September 2001, and 4,153 restricted shares which will vest in September 2002. In each case the vesting period was not more than one year.

Directors' remuneration
					2001	2000

	Salary/ fees £000	Bonus[3] £000	Benefits £000	Other amounts £000	Total £000	Total[7] £000

Chairman:
Sir Christopher Hogg	263	–	11	–	274	259

Non-executive directors:
Sir John Craven	45	–	–	–	45	35
Ed Kozel	35	–	–	–	35	27
Dennis Malamatinas	35	–	–	–	35	35
Roberto Mendoza	35	–	–	–	35	35
Dick Olver	45	–	–	–	45	42
Charles Sinclair	45	–	–	–	45	45
Ian Strachan	82	–	–	–	82	44

Executive directors:
Tom Glocer	815	510	215¹	525[2]	2,065	450
Philip Green	410	204	120	–	734	592
David Grigson	384	192	65	–	641	270
Geoffrey Weetman (appointed 23 July 2001)	164	72	8	–	244	–

Directors leaving the Board in 2001:
Sir Peter Job (retired 31 July 2001)	420	132	16	82[4]	650	1,031
Jean-Claude Marchand (retired 15 September 2001)	276	192	30	8034&5	1,301	626
Rob Rowley (retired 31 December 2001)	420	147	16	9754&5	1,558	632

Total emoluments of directors	3,474	1,449	481	2,385	7,789	4,123

Other senior managers as a group (17 persons)[6] (2000: 7 persons)	3,328	3,095	253	–	6,676	2,666

Notes:

1.	Non-cash benefits received by Tom Glocer included accommodation costs of £123,000, travel and relocation expenses of £71,000 and company car and healthcare benefits totalling approximately £21,000.
2.	Tom Glocer received a one-off relocation payment of £525,000.
3.	All bonuses are non-pensionable and were paid in cash except that Rob Rowley waived £86,500 of his bonus in consideration for the company making an equivalent pension contribution on his behalf.
4.	On his retirement, Sir Peter Job retained his company car and was given two paintings by the company with an aggregate value of £82,100. Jean-Claude Marchand received two paintings and some items of office furniture to the value of £20,500. Rob Rowley retained his company car, valued at £19,600.

5.	Jean-Claude Marchand and Rob Rowley were entitled to termination payments equivalent to two years' salary and benefits under the terms of their service contracts. However, as part of the early retirement terms agreed by the Remuneration Committee, both directors decided to waive irrevocably all or part of these entitlements in exchange for enhanced pension benefits. The above table includes £165,432 paid to Jean-Claude Marchand in cash and a further £616,797 waived by him in exchange for enhanced pension benefits. Rob Rowley waived a termination payment of £955,544 in exchange for enhanced pension benefits. The corresponding enhancements to their pension benefits are described in the Directors' pension arrangements section.

6.	The senior management group is identified in the Directors and senior management section (excluding Marc Dualé who joined Reuters in January 2002). For the purposes of reporting on pay, this group includes Geoffrey Weetman in respect of the period prior to his appointment to the Board.

7.	The remuneration information shown relates only to the period during which the relevant individuals served as directors in 2000.

Directors' pension arrangements
Sir Peter Job, Jean-Claude Marchand, Rob Rowley and Geoffrey Weetman joined Reuters pension arrangements in the UK prior to April 1999 and are entitled to a pension of two-thirds of basic salary on retirement from Reuters at their normal retirement age of 60. Reduced pensions are normally payable in the event of early retirement, although Geoffrey Weetman's service contract entitles him to a pension of two-thirds of his final salary without any such reduction. Post-retirement increases are expected to be in line with inflation (guaranteed up to the level of 5% per annum and discretionary above that level).

In the event of death before retirement, a spouse's pension of four-ninths of the executive's basic salary is payable, together with a capital sum equal to four times the aggregate of basic salary and taxable benefits-in-kind and a refund with interest of the executive director's own contributions. On death in retirement, the executive director's spouse will receive a pension equal to two-thirds of that payable to the executive director.

The Chairman has been admitted as a member of the Reuters Pension Fund for the purpose only of providing a fixed lump sum benefit of £300,000 for his dependants in the event of his death in service. Under an unfunded pension arrangement the Chairman is entitled to a pension of 2.5% of his annual fee times the number of years' service, from the date of his appointment as Chairman in May 1985 to the date his tenure in office terminates.

Pension benefits earned during 2001 by the Chairman and those executive directors who are members of the Reuters Pension Fund are:

	At 31 December 2001 or at date of retirement			Accrued annual pension entitlement

	Age	Years of pensionable service	Directors' contributions during period £000	Increase during period £000	Total at 31 December 2001 or date of retirement £000

Sir Christopher Hogg	65	16	–	8	109
Sir Peter Job (retired 31 July 2001)	60	36	23	8	419
Jean-Claude Marchand (retired 15 September 2001)	55	30	19	65	275
Rob Rowley (retired 31 December 2001)	52	23	25	121	295
Geoffrey Weetman (appointed 23 July 2001)	55	28	10	60	218

On their retirement and in recognition of their long period of service with Reuters, Jean-Claude Marchand and Rob Rowley were granted enhanced pension benefits. The pension figures shown in the above table are their pension benefits after these enhancements, which were funded in part by the directors giving up some or all of their termination entitlements under their service contracts. Jean-Claude Marchand's annual pension was increased by £37,000 in exchange for this waiver of termination payments. Rob Rowley's annual pension was similarly increased by £57,000 in place of severance pay and part of his 2001 bonus entitlement.

The remaining executive directors participate in defined contribution pension arrangements. Philip Green and David Grigson are members of the Reuters Retirement Plan in the UK and receive a company contribution equal to 20% of the statutory Pension Schemes Earnings Cap. Tom Glocer participates in the company's US pension arrangements and, from 1 January 2001, is entitled to a pension allowance of 20% of his base salary. Company pension contributions and allocations in respect of these directors in 2001 were:

	Age	Years of service	Company pension contribution during period £000

Tom Glocer	42	8	163
Philip Green	48	2	19
David Grigson	47	1	19

The total amount contributed or accrued by the company in 2001 to provide pension and similar benefits for the directors was £3.1 million and for the directors and the non-director senior managers as a group was £3.7 million.

LONG-TERM PLANS BENEFITING EXECUTIVE DIRECTORS
 Long-term incentive plan
Since 1993, Reuters has operated a long-term incentive plan (LTIP) under which annual awards of share rights are made to executive directors and certain key executives. Awards to the executive directors (excluding the Chief Executive) are normally based on 100% of annual salary using the average daily share price for the previous year. On average, awards to Tom Glocer are expected to be around 300% of salary.

Performance under the plan is measured over a three- to five-year period by comparing the total shareholder return (TSR) of Reuters with that of other companies comprising the FTSE 100 at the beginning of the period. The companies are ranked according to their TSR for the measurement period with the company having the highest, or best, TSR ranked first. Reuters position on the list determines the extent to which plan awards will vest. The pre-set vesting criteria for awards are shown in the table below together with the actual ranking for each award at 31 December 2001. Between the two vesting extremes, awards vest on a graduated scale. Awards vesting under the plan are not released until at least five years from the date of grant.

	Pre-set vesting criteria

Date measurement period commenced	Rankings for 100% vesting	Rankings for zero vesting	Ranking at 31 December 2001

1 January 1997	1 to 26	66 to 100	39
1 January 1998	1 to 26	66 to 100	16
1 January 1999	1 to 26	66 to 100	18
1 January 2000	1 to 26	66 to 100	41
1 January 2001	1 to 26	50 to 100	75

The average of the daily closing prices for the immediately preceding 12 months are used as the initial and final share prices when calculating the TSR. The obligations under the plan, and those of the performance-related share plan described below, will be met from shares held by Reuters employee share ownership trusts (ESOTs). The costs are charged to the profit and loss account over the vesting periods.

 Performance-related share plan
Since 1995 Reuters has operated a performance-related share plan for senior executives not participating in the long-term incentive plan. Under this plan awards have been made to approximately 1,100 senior executives, including Tom Glocer, Philip Green and Geoffrey Weetman before they became directors of the company. The rules for vesting are similar to those currently operating for the long-term incentive plan except that vested shares can be released after a minimum of three years from grant. The executive directors will not receive any further awards under this plan.

Participants in the 2001 award received rights to a total of 792,800 shares (2000: 2.9 million, 1999: 3.8 million).

The table below shows the number of shares underlying the awards made under both long-term plans to each executive director and to the other senior managers as a group.

	Number of shares

	Year of grant	Unreleased at 31 December 2000 or later date of appointment	Awarded during period	(Released) during period	(Lapsed) during period	Unreleased at 31 December 2001 or earlier date of resignation	Date of release or exercisable period if vesting occurs

Tom Glocer	1999	9,855	–	–	–	9,855	Feb 2002 – Dec 2005
	1999	42,596	–	–	–	42,596	Feb 2002 – Dec 2005
	2000	33,518	–	–	–	33,518	Feb 2003 – Dec 2006
	2001	–	174,451	–	–	174,451	Feb 2006 – Dec 2007

		85,969	174,451	–	–	260,420

Philip Green	1999	100,000	–	–	–	100,000	Feb 2002 – Dec 2005
	2000	24,320	–	–	–	24,320	Feb 2005 – Dec 2006
	2001	–	55,426	–	–	55,426	Feb 2006 – Dec 2007

		124,320	55,426	–	–	179,746

David Grigson	2000	42,579	–	–	–	42,579	Feb 2005 – Dec 2006
	2001	–	26,294	–	–	26,294	Feb 2006 – Dec 2007

		42,579	26,294	–	–	68,873

Geoffrey Weetman (appointed 23 July 2001)	1996	25,207	–	–	(4,034)	21,173	Feb 2002 – Dec 2002
	1997	25,460	–	–	–	25,460	Feb 2003 – Dec 2003
	1999	31,763	–	–	–	31,763	Feb 2004 – Dec 2005
	1999	34,561	–	–	–	34,561	Feb 2004 – Dec 2005
	2000	31,616	–	–	–	31,616	Feb 2005 – Dec 2006
	2001	20,211	–	–	–	20,211	Feb 2004 – Dec 2007
	2001	9,851	–	–	–	9,851	Feb 2006 – Dec 2007

		178,669	–	–	(4,034)	174,635

Sir Peter Job (ceased to be a director on 23 July 2001)	1996	61,218	–	–	(9,795)	51,423	Feb 2002 – Dec 2002
	1997	68,812	–	–	–	68,812	Feb 2003 – Dec 2003
	1999	85,990	–	–	–	85,990	Feb 2004 – Dec 2005
	1999	90,516	–	–	–	90,516	Feb 2004 – Dec 2005
	2000	73,567	–	–	–	73,567	Feb 2005 – Dec 2006
	2001	–	65,656	–	–	65,656	Feb 2006 – Dec 2007

		380,103	65,656	–	(9,795)	435,964

Jean-Claude Marchand (ceased to be a director on 23 July 2001)	1996	38,805	–	–	(6,209)	32,596	Feb 2002 – Dec 2002
	1997	48,994	–	–	–	48,994	Feb 2003 – Dec 2003
	1999	55,956	–	–	–	55,956	Feb 2004 – Dec 2005
	1999	60,564	–	–	–	60,564	Feb 2004 – Dec 2005
	2000	47,667	–	–	–	47,667	Feb 2005 – Dec 2006
	2001	–	38,021	–	–	38,021	Feb 2006 – Dec 2007

		251,986	38,021	–	(6,209)	283,798

Rob Rowley (ceased to be a director on 31 December 2001)	1996	38,171	–	–	(6,108)	32,063	Feb 2002 – Dec 2002
	1997	42,663	–	–	–	42,663	Feb 2003 – Dec 2003
	1999	53,322	–	–	–	53,322	Feb 2004 – Dec 2005
	1999	55,626	–	–	–	55,626	Feb 2004 – Dec 2005
	2000	45,235	–	–	–	45,235	Feb 2005 – Dec 2006
	2001	–	42,243	–	–	42,243	Feb 2006 – Dec 2007

		235,017	42,243	–	(6,108)	271,152

Other senior managers as a group (16 persons)	1995	4,998	–	(4,998)	–	–	Feb 1998 – Dec 2001
	1996	41,268	–	–	(6,603)	34,665	Feb 2002 – Dec 2002
	1997	65,372	–	–	–	65,372	Feb 2003 – Dec 2003
	1998	36,281	–	(7,580)	–	28,701	Feb 2002 – Dec 2004
	1999	485,096	–	–	–	485,096	Feb 2002 – Dec 2005
	2000	219,713	–	–	–	219,713	Feb 2003 – Dec 2006
	2001	59,312	143,708	–	–	203,020	Feb 2004 – Dec 2007

		912,040	143,708	(12,578)	(6,603)	1,036,567

The 1996 LTIP awards vested as to 84% on 1 January 2001 but were not available for release until February 2002. As at 31 December 2001 no other LTIP awards were vested but unreleased. However, on 1 January 2002 the 1997 LTIP awards vested 67.5% and the 1999 awards vested in full, but are not available for release until February 2003 and February 2004 respectively.

The 1998 performance-related share plan (PRSP) awards vested in full on 1 January 2001. During their periods of office in 2001 a total of 12,578 PRSP shares were released to two senior managers and had an aggregate value of £114,000 on release. The 1999 awards vested in full on 1 January 2002 and are available for release from February 2002.

Discretionary stock option plan
A new global discretionary stock option plan was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. A total of 12.5 million share options were granted in 2001 to approximately 4,500 employees, including the executive directors. Of these, approximately 7.4 million options are over unissued shares.

Options granted to the directors can first be exercised on the third anniversary of grant but only if the percentage growth in Reuters Group's earnings per share (EPS) exceeds the percentage growth in the retail price index by more than 9% over that period. If the target is not met the performance period may be extended by up to two years with an increase of 3% in the hurdle rate of EPS growth for each year added to the performance period. If the target rate is not met by the end of the fifth year the options will lapse.

The options granted to other employees will generally vest at the rate of 25% each year from the first anniversary of grant, expiring seven years after grant.

Deferred bonus share plan
Deferred bonus awards over 1.4 million shares were granted in early 2000 to 104 senior managers, excluding the then executive directors. The awards were made as a special 1999 deferred bonus and were conditional on continued employment, generally for a two-year retention period ending in February 2002. The shares awarded under the plan will be satisfied from the Reuters employee share ownership trusts. The balance of awards outstanding at 31 December 2001 was approximately 1.37 million shares, of which 390,000 shares were held by the directors and other senior managers as a group. A total of 255,000 deferred bonus shares held by directors and other senior managers were released on 13 February 2002.

ALL-EMPLOYEE SHARE PLANS
Plan 2000
In 1998 an all-employee option plan was introduced. All employees were given the opportunity to apply for an option to acquire 2000 shares, generally at an exercise price of 550 pence per share, being the market price at the date of grant. These options became exercisable in September 2001 and will normally expire in September 2005. Options over a total of 23.5 million shares remained unexercised as at 31 December 2001.

Save-as-you-earn (SAYE) and stock purchase plans
Employees are eligible to save a fixed sum each month and to use these funds to exercise options over Reuters shares. Generally, the exercise price is fixed at 20% below the market price at the start of the savings period. The maximum savings amount is £250 per month for three or five years.

Reuters also offers an Employee Stock Purchase Plan for most US-based employees in which employees can elect to participate instead of the SAYE plan. Monthly savings are transferred to a designated broker who purchases ADSs at available market prices for the accounts of the employees.

LONG-TERM PLANS OF SUBSIDIARIES AND JOINT VENTURES
Instinet Group Incorporated – stock option plan
Instinet operates a plan permitting the grant of options up to a maximum of 14% of the common stock in issue following the initial public offering of Instinet Group Incorporated. Options may be granted to directors and employees of Instinet at an exercise price of not less than fair market value at the date of grant. Options normally vest in instalments over a four-year period and may not exceed a term of 10 years. Approximately 2,000 employees and directors of Instinet participate in the plan.

At 31 December 2001, options were outstanding over 21.1 million Instinet shares, equivalent to 8.5% of Instinet's common stock. These options have exercise prices ranging from US$9.18 to US$19.68 per share with a term of seven years. Included are options held by Doug Atkin, Chief Executive Officer of Instinet, over 330,627 shares at an exercise price of US$18.75 per share and over 410,000 shares at US$14.50 per share. These options expire in 2008.

Radianz Limited – stock option plan
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

During 2001 the Board of Radianz approved a resolution to permit optionholders to release options granted to them at US$6.81 per share in exchange for the granting of new options in 2002. Released under these arrangements were options over 29,092,449 shares held by 719 employees, representing 12.5% of Radianz share capital. Included in this total were 2,350,571 options relating to shares granted to a senior executive of Reuters, representing 1% of Radianz share capital. At 31 December 2001, 582,855 options were outstanding representing approximately 0.25% of Radianz issued capital.

TIBCO Finance Technology Inc. – stock option plan
A stock option plan for employees of a Reuters subsidiary, TIBCO Finance Technology Inc., was established in 1996 over shares held by Reuters in TSI. As at 31 December 2001, options outstanding under the plan were equivalent to approximately 4.3% of the issued share capital of TSI, on a fully diluted basis.

Other subsidiaries
A number of small subsidiaries in the Group operate profit sharing plans or option plans over their own, unissued shares.

DIRECTORS' SHARE OPTIONS Options on shares held by directors during 2001, including SAYE options, were all in respect of Reuters Group PLC and were as follows:

	Number of shares under option

	Date of grant	At 31 Dec 2000 or later date of appointment	Granted or (exercised/lapsed on resignation)	At 31 Dec 2001 or earlier date of resignation	Exercise price	Date from which exercisable	Expiry date

Sir Christopher Hogg
SAYE	Mar 1997	2,065	–	2,065	501.0p	Apr 2002	Oct 2002
	Mar 1999	1,012	–	1,012	667.0p	May 2004	Oct 2004

		3,077	–	3,077

Tom Glocer
Executive	Feb 1994	13,716	–	13,716	$7.287	Feb 1997	Feb 2005
DSOP	June 2001	–	565,113	565,113	862.0p	June 2004	June 2011
SAYE	Mar 1999	1,512	–	1,512	$13.677	May 2004	Oct 2004
Plan 2000	Sep 1998	2,000	–	2,000	550.0p	Sep 2001	Sep 2005

		17,228	565,113	582,341

Philip Green
DSOP	June 2001	–	177,494	177,494	862.0p	June 2004	June 2011
SAYE	Apr 2001	–	1,216	1,216	832.0p	June 2006	Nov 2006

		–	178,710	178,710

David Grigson
DSOP	June 2001	–	92,807	92,807	862.0p	June 2004	June 2011
SAYE	Apr 2001	–	698	698	832.0p	June 2004	Nov 2004

		–	93,505	93,505

Geoffrey Weetman (appointed 23 July 2001)
DSOP	Dec 2000	6,913	–	6,913	1139.0p	Dec 2001	Dec 2007
	June 2001	71,570	–	71,570	862.0p	June 2004	June 2011
SAYE	Sep 1996	1,721	–	1,721	601.2p	Oct 2001	Apr 2002
	Mar 1997	1,377	–	1,377	501.0p	Apr 2002	Oct 2002
Plan 2000	Sep 1998	2,000	–	2,000	550.0p	Sep 2001	Sep 2005

		83,581	–	83,581

Sir Peter Job (ceased to be a director on 23 July 2001)
SAYE	Mar 1997	2,065	–	2,065	501.0p	Apr 2002	Oct 2002
	Mar 1998	1,443	–	1,443	478.0p	Apr 2003	Oct 2003
Plan 2000	Sep 1998	2,000	–	2,000	550.0p	Sep 2001	Sep 2005

		5,508	–	5,508

Jean-Claude Marchand (ceased to be a director on 23 July 2001)
SAYE	Sep 1996	1,721	–	1,721	601.2p	Oct 2001	Apr 2002
	Mar 1997	1,377	–	1,377	501.0p	Apr 2002	Oct 2002
	Apr 2001	–	1,216	1,216	832.0p	June 2006	Nov 2006
Plan 2000	Sep 1998	2,000	–	2,000	550.0p	Sep 2001	Sep 2002

		5,098	1,216	6,314

Rob Rowley (ceased to be a director on 31 December 2001)
SAYE	Mar 1997	2,065	–	2,065	501.0p	Apr 2002	Oct 2002
	Mar 1998	1,443	–	1,443	478.0p	Apr 2003	Oct 2003
Plan 2000	Sep 1998	2,000	–	2,000	550.0p	Sep 2001	Sep 2005

		5,508	–	5,508

Other senior managers as a group (16 persons)
SAYE	Sep 1996	2,294	(1,721)	573	601.2p	Oct 2001	Apr 2002
	Mar 1997	6,884	–	6,884	501.0p	Apr 2002	Oct 2002
	Mar 1998	5,034	(1,426)	3,608	478.0p	Apr 2001	Oct 2003
	Mar 1999	3,465	–	3,465	667.0p	May 2002	Oct 2004
	Mar 2000	2,340	–	2,340	992.0p	Apr 2003	Oct 2003
	Apr 2001	465	814	1,279	832.0p	June 2004	Nov 2004
DSOP	Dec 2000	65,512	–	65,512	1139.0p	Dec 2001	Dec 2007
	Apr 2001	12,976	–	12,976	971.0p	Apr 2002	Apr 2006
	June 2001	19,836	168,353	188,189	862.0p	Apr 2002	June 2011
Plan 2000	Sep 1998	26,000	–	26,000	550.0p	Sep 2001	Sep 2005

		144,806	166,020	310,826

No options were exercised by directors during their period of office in 2001. The closing mid-market price of Reuters ordinary shares on 31 December 2001 was 680 pence. During 2001 the price for Reuters ordinary shares ranged between 526 pence and 1158 pence.

At 31 December 2001 a total of 41.6 million ordinary shares of Reuters Group PLC were under option in connection with all the company's option plans. The number of new shares issued under share options granted over the 10 years to 31 December 2001, combined with the total options outstanding at 31 December 2001 relating to the same grants, was approximately 6% of issued capital at that date. This compares with a maximum authorised level of 10% (excluding Plan 2000 shares). At 31 December 2001 the ESOTs held 30.5 million shares of Reuters Group PLC, approximately 2.13% of issued share capital. The authorised limit is 10%.

Summary of interests of directors
The interests of the current directors and other senior management in the issued share capital of the company and in shares underlying savings schemes, options and incentive plans are shown below as at 15 February 2002. Interests in shares held at 1 January 2001 (or later date of appointment) and 31 December 2001 are also shown for directors in office at 31 December 2001 and should be read in conjunction with their interests in share option plans and long-term incentive plans as disclosed above.

	Interests at 15 February 2002

	Long-term incentive plans

	Shares at 1 January 2001 or later date of appointment	Shares at 31 December 2001	Shares	Savings schemes	Discretionary options	Plan 2000	Vested	Non-vested	Deferred bonus

Directors:
Sir Christopher Hogg	31,693	33,321	38,321	3,077	–	–	–	–	–
Tom Glocer	10,266	11,466	12,466	1,512	578,829	2,000	52,451	207,969	135,000
Philip Green	2,000	2,000	17,000	1,216	177,494	–	100,000	79,746	–
David Grigson	–	2,280	5,045	698	92,807	–	–	68,873	–
Geoffrey Weetman	126,681	126,681	126,681	3,098	78,483	2,000	104,682	61,678	–
Sir John Craven	6,846	6,846	6,846	–	–	–	–	–	–
Dennis Malamatinas	–	2,000	2,000	–	–	–	–	–	–
Roberto Mendoza	8,000	8,000	8,000	–	–	–	–	–	–
Dick Olver	3,000	3,000	3,000	–	–	–	–	–	–
Charles Sinclair	10,062	14,062	14,062	–	–	–	–	–	–
Ian Strachan	1,500	1,500	1,500	–	–	–	–	–	–
Other senior managers as a group (16 persons):	n/a	225,468	449,589	18,149	266,677	26,000	592,587	422,733	–

Directors were the beneficial holders of all shares listed, save for shares held by family members of Sir Christopher Hogg and Geoffrey Weetman and for shares held on behalf of a trust of which Tom Glocer is a beneficiary. No director or senior manager beneficially owns 1% or more of the company's issued share capital.

At 31 December 2001 Rob Rowley, who retired on that date, held interests in 108,665 Reuters ordinary shares (2000: 138,665) of which 5,606 (2000: 5,606) were beneficially owned by family members.

At 1 January 2001 and 31 December 2001 Tom Glocer and Philip Green also held 135,000 and 15,000 shares respectively, under the Deferred Bonus Share Plan. On 13 February 2002, 15,000 shares held by Philip Green under the Deferred Bonus Share Plan were released to him.

Tom Glocer, David Grigson, Rob Rowley, Ian Strachan and Ed Kozel each purchased 1,000 shares in Instinet Group Incorporated at the offer price of US$14.50 per share at the time of the Instinet IPO in May 2001. The other senior managers as a group held no interests in shares of Instinet Group Incorporated at 1 January 2001 and held interests in a total of 7,000 shares and 740,627 options at 31 December 2001.

None of the directors has notified the company of an interest in any other shares, transactions or arrangements which require disclosure. There have been no movements in the interests of the directors in the share capital of Group companies since 31 December 2001 save as otherwise disclosed in this report.

On behalf of the Board

Sir Christopher Hogg
Chairman
15 February 2002

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Financial reporting
Reuters Group directors are required by UK company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit and cash flows of the Group for the period. Reuters Group is also required to prepare financial statements in accordance with the requirements of the SEC.

Reuters Group has complied with both UK and US disclosure requirements in this report in order to present a consistent picture to all shareholders. In preparing the financial statements, applicable accounting standards have been followed, suitable accounting policies have been used and applied consistently and reasonable and prudent judgements and estimates have been made.

The directors have reviewed the Group's budget and cash flow forecast for the year to 31 December 2002 and outline projections for the subsequent year in the light of the sound financial position and borrowing facilities at 31 December 2001. On the basis of this review the directors are satisfied that the Group is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

Internal controls
The directors acknowledge their responsibility for the Group's system of internal control and confirm they have reviewed its effectiveness. In doing so, the Board has taken note of the guidance for directors on internal control, Internal Control: Guidance for Directors on the Combined Code (the Turnbull guidance).

The Board confirms that there is a process for identifying, evaluating and managing significant risks faced by the Group. This process has been in place for the full financial year and is ongoing. It is regularly reviewed by the Group Management Committee and twice a year by the Board and accords with the Turnbull guidance. The Board considers it is appropriately designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits.

During 2001, the directors were not aware of any control breakdowns, which resulted in a material loss.

The Board appointed the Group Management Committee as a sub-committee for the purpose of monitoring, on a continual basis during the year, the effectiveness of the Group's internal control system.

Using a common risk management framework throughout the business, each division (Reuters Financial and Reuterspace), Instinet and significant business units summarise the risks that could impede the achievement of its objectives. For each significant risk, they document an overview of the risk, how it is managed and any improvement actions required. Following each review, the divisions prepare a report ('Risk Radar'), which is submitted to and reviewed by the Group Management Committee. In addition the Group Operating Committee undertakes a review of the most significant operating risks. A common risk assessment process has also been adopted by other corporate functions and major programmes. This process will be adapted to reflect the new organisation introduced with effect from 1 January 2002.

Of particular significance in 2001 has been the Business Transformation programme and its associated projects. Risk management has been an integral part of this programme and senior management, at regular intervals, has reviewed and assessed how the risks are being managed.

At the year end, before producing the statement on internal control in the annual report and Form 20-F, the Group Management Committee considers the operation and effectiveness of the Group's internal control system. This review includes consideration of each of the most significant risks the Group faces and how well these are controlled and managed. Based on this review, the Chief Executive provides a written report ('Reuters Group Risk Radar') to the Board detailing how the Group is managing its significant risks.

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

The Group monitors its internal financial control system through management reviews, control self-assessment and a programme of internal audits. Internal Audit independently review the controls in place to manage significant risks and reports to the Audit Committee twice a year. The Audit Committee reviews the assurance procedures, including compliance controls, on a bi-annual basis and reports their findings to the Board.

The Group's external auditors, PricewaterhouseCoopers, have audited the financial statements and have reviewed the work of internal auditors and the internal control systems to the extent they consider necessary to support their audit report. The Audit Committee has met internal auditors and PricewaterhouseCoopers to discuss the results of their work.

By order of the Board

Rosemary Martin
Company Secretary
15 February 2002

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF REUTERS GROUP PLC
We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the related notes and the balance sheet of Reuters Group PLC which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies and the summary of differences between UK and US generally accepted accounting principles. As detailed in the statement of accounting policies, the Group has changed its accounting policy for deferred tax in 2001 following the adoption of FRS 19.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards and the Form 20-F are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority and Auditing Standards generally accepted in the United States.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and Form 20-F and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only those sections set out in the table of contents, including the directors' report, report on corporate governance, report on remuneration and related matters, statement of directors' responsibilities and the operating and financial review.

We review whether the corporate governance statement and report on remuneration and related matters reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if they do not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

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

United Kingdom opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States opinion
In our opinion the financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2001, 2000 and 1999 and the results of its operations and cash flows for each of the three years in the period ended 31 December 2001, all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December 2001 and consolidated shareholders' equity at 31 December 2001, 2000 and 1999, all expressed in pounds sterling, as shown in the summary of differences between UK and US generally accepted accounting principles.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
15 February 2002

OPERATING AND FINANCIAL REVIEW
Review of year end results
Under US law, all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under 'Risk factors' as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters Group are expressly qualified in their entirety by such factors.

1. SUMMARY OF KEY EVENTS OF 2001

Worldwide economic conditions and 11 September
2001 was characterised by uncertain market conditions and a general economic slowdown, which has led to consolidation and cost reduction by many of our clients. The economic slowdown has become more pronounced as a result of the events of 11 September, though the direct financial impact of this on Reuters Group was limited. Further details are shown in the 'Financial review'.

Instinet IPO
In May, Instinet completed an initial public offering (IPO) selling 37 million shares at US$14.50 per share, raising net proceeds of £339 million. This resulted in a deemed partial disposal by Reuters of a 15.1% interest in Instinet, generating a book profit of £200 million. Reuters did not actually dispose of any Instinet shares as part of the IPO.

Bridge acquisition
In September, Reuters completed the acquisition of the core North American equities information and trading businesses and certain other businesses of Bridge Information Systems, Inc., and its subsidiaries, which had been in bankruptcy proceedings since the beginning of 2001. The total purchase consideration, which included interim funding to Bridge and its network provider, Savvis, was £256 million. The acquired Bridge businesses include content, analytics and trading applications primarily for financial institutions and their customers, as well as Bridge Trading, a licensed broker-dealer. The transaction has greatly enhanced Reuters presence in the US buy-side market and allowed Reuters to expand its product offering as well as connect its international customer base with Bridge's largely US clientele.

Other acquisitions and disposals
In March, Reuters acquired Diagram fip SA, a major European provider of financial software solutions for the capital markets, for a total purchase consideration of £48 million.

In August, Reuters outsourced the management of its corporate venture fund, the Greenhouse Fund, to RVC, a newly formed and independent fund management company.

In October, Reuters disposed of its majority stake in VentureOne Corporation, a provider of information and research for the venture capital investment industry, for a net consideration of £18 million.

Also in October, Instinet acquired approximately 92% of ProTrader Group LP, a provider of advanced trading technologies and electronic brokerage services primarily for retail active traders and hedge funds. In January 2002, Instinet acquired the remaining 8%. The total purchase consideration was £105 million, which comprised £71 million in cash and £34 million of Instinet shares. The acquisition diluted Reuters holding in Instinet further to approximately 83%.

Business Transformation and cost savings programmes
Expenditure relating to the Business Transformation programme continued with £164 million in 2001 compared to £139 million in 2000. In addition to job cuts associated with this programme, Reuters implemented a further headcount reduction programme during the second half of the year in response to market conditions. These programmes together will result in the elimination of 1,800 jobs exceeding the previously stated target by 200. At the end of December 2001, over 1,000 staff had already left and the remainder will leave during 2002. Instinet also carried out similar cost saving measures and reduced its headcount by 237 by the end of December 2001. These additional measures resulted in a restructuring charge in 2001 of £82 million for Reuters and £17 million for Instinet.

Further details regarding the Business Transformation programme and the additional cost saving measures, including an explanation of associated charges and anticipated savings, are shown in the 'Operating and financial review'.

Dividend policy
Following a strategic review and the decision to reshape the organisation around customer segments, as described later within the 'Operating and financial review', Reuters reviewed its dividend policy in the third quarter of 2001. Given the opportunities available for growth in the business, Reuters concluded that it should retain a higher proportion of its earnings and available cash flows. As a result, a final dividend of 6.15 pence per share (2000: 12.35 pence, 1999: 11.0 pence) is proposed thus making a total dividend for 2001 of 10.0 pence per share (2000: 16.0 pence, 1999: 14.65 pence). Under this new dividend policy, Reuters intends to increase the dividend progressively from this lower base as earnings recover, with a goal for dividend cover of at least two times the normalised earnings of Reuters. In connection with its IPO, Instinet stated its intention not to distribute dividends to its shareholders, including Reuters.

2. PERFORMANCE MEASUREMENT
Underlying growth, normalised profits and earnings and divisional operating profit, are measures used by the Group to enable period-to-period comparison on a like-for-like basis so that organic operational growth can be easily identified. This reflects the manner in which the Group is managed.

Underlying growth excludes acquisitions, disposals and significant once-off items in the period under review and excludes the impact of currency fluctuations. The significant acquisitions excluded are: in 2001, Bridge and Diagram (Reuters Financial) and ProTrader (Instinet); in 2000, Yankee and ORT (Reuterspace) and Lynch, Jones & Ryan (Instinet); and in 1999, Tower Group (Reuterspace) and Montag Popper (Instinet). The disposal of VentureOne (Reuterspace) is excluded in 2001. The only significant once-off item excluded is the 1999 beneficial impact of a reversal of a £25 million data feed accrual. The 2000 and 2001 expenses of the Business Transformation programme and the 2001 restructuring charges relating to the headcount reductions described earlier are not excluded from underlying growth calculations.

Normalised profits and earnings exclude amortisation of goodwill and other intangible assets, impairment charges and gains and losses on the disposal of subsidiaries and fixed asset investments. This is done in order to give a clearer view of the operating performance of the business. A reconciliation between UK GAAP and normalised operating profit and profit before tax is shown in the 'Financial review'.

Divisional operating profit is the normalised operating profit excluding Business Transformation and other restructuring costs. The divisions exclude joint ventures, associates and investments. This measure is used to reflect the fact that the Group is managed on a divisional basis and is used to give a clearer view of the operating performance of the divisions individually and collectively.

Margin
Normalised operating profit margin for the Group decreased to 9.9%, compared to 13.1% in 2000 and 19.3% in 1999 and normalised operating profit margin for Reuters decreased to 7.3% compared to 11.2% in 2000 and 18.2% in 1999. The decline over the three years principally reflects the Business Transformation expenditure in 2000 and 2001 and the additional headcount related restructuring costs in 2001.

Earnings per share (EPS)
The 2000 and 1999 results have been restated to reflect the adoption of Financial Reporting Standard (FRS) 19 Deferred Tax. For further details, see 'Accounting policies and US GAAP'.

Basic earnings per share decreased by 91% in 2001, compared to an increase of 20% in 2000. Normalised earnings per share decreased 35% in 2001, compared to a 24% decrease in 2000. The decrease on a normalised basis was driven by increased Business Transformation costs, the other restructuring costs and net losses on associates and joint ventures. In addition, the basic earnings per share decrease reflects, in particular, net losses on investments of £53 million in 2001 compared to profits of £271 million in 2000 and £102 million in 1999.

Dividend per share
Following the review of dividend policy, the final dividend proposed was 6.15 pence which, when added to the interim dividend of 3.85 pence amounts to 10.0 pence per share, a decrease of 38% for the full year 2001 compared to 2000.

Shareholder value
Reuters Group aims to grow its value and outperform its peers. The Group believes that its mix of assets, some of which are unique to the Group, will help it to meet these aims. Reuters Group assets, not all of which are included in the consolidated balance sheet, include:

•	Reuters independence, as enshrined in the Reuters Trust Principles;
•	Goodwill attached to the Reuters name;
•	Software and other intellectual property;
•	Global databases of financial and other information; and
•	An integrated global organisation including a skilled workforce.

The Group uses a model for measuring and ranking its total shareholder return (TSR) compared with that of the other 99 companies in the FTSE 100 index at the start of each measurement period. This model is used to determine vesting of awards under performance-linked share plans.

Reuters Group rankings over recent three-year measurement periods and the short measurement periods to 31 December 2001 are set out above.

Cash flow
Cash conversion is used to measure the conversion of operating profit into cash and is calculated by taking the net operating cash flow as a percentage of normalised operating profit. The 118% Reuters cash conversion for 2001 reflects the strong cash generative nature of Reuters core businesses. As in the prior year it was boosted by the high level of severance costs that had been provided for at the end of the year for staff leaving in the following year. Without this impact, the average cash conversion percentage for the past two years would have been 99%. The trend over three years shows the strong cash generative nature of Reuters.

3. FINANCIAL REVIEW

	Year to 31 December

	2001 £m	2000 £m	1999 £m

Revenue	3,885	3,592	3,125

Operating profit:
Divisions	646	609	603
Business Transformation	(164)	(139)	–
Other restructuring	(99)	–	–

Normalised operating profit	383	470	603
Share of JVs, associates losses/investment income	(70)	(16)	(8)
Net interest (payable)/receivable	(9)	3	(4)

Normalised profit before tax	304	457	591
Amortisation	(93)	(71)	(61)
Net (losses)/gains on investments	(53)	271	102

Reported profit before tax	158	657	632

2001 results compared with 2000
During 2001, the Group continued to be managed and to report its results on a divisional basis. In 2002, the Group will be managed and its results presented under the new customer segment structure. For further details, see the 'Operating and financial review'.

Actual revenue increased 8% to £3,885 million and underlying revenues, driven primarily by Reuters Financial, increased 2%. The difference between actual and underlying growth reflected mainly the impact of currency movements and the Bridge acquisition.

Divisional operating profit increased 6% to £646 million. Underlying growth was 7%, underpinned by a combination of revenue growth in Reuters Financial and tighter cost control across Reuters and Instinet.

Divisional operating profit includes recognised net currency losses (including hedging losses) of £13 million in 2001, compared with gains of £2 million in 2000. Actual rates performance in 2001 was positively impacted by the relative strength of the US dollar and the euro against sterling.

Expenditure relating to the Business Transformation programme was £164 million in 2001 compared to £139 million in 2000. Other restructuring costs of £99 million in 2001 were also incurred. Further information on both Business Transformation and the other restructuring costs are shown in the 'Operating and financial review'.

As a result, normalised operating profit fell 19% in 2001, compared to a 22% fall in 2000.

Normalised operating profit margin was 9.9%, compared with 13.1% in 2000. Divisional operating profit margin was 16.6% in 2001, compared to 16.9% in 2000.

The Group's share of net operating losses (before amortisation) in associates and joint ventures and investment income rose from £16 million in 2000 to £70 million in 2001 reflecting the inclusion of a full year's loss from Radianz Limited and other start-ups, as well as losses arising from significant costs in TSI as a result of restructuring activity. Income from fixed asset investments was £3 million, compared to £5 million in 2000.

Reconciliation of UK GAAP operating profit and profit before tax to normalised operating profit and normalised profit before tax

	Year to 31 December

	2001 £m	2000 £m	1999 £m

Operating profit (UK GAAP)	302	411	549

Amortisation (subsidiaries)	81	59	47
Loss on TSI/Reuters Business Briefing	–	–	7

Normalised operating profit	383	470	603
Share of JVs, associates losses/investment income	(70)	(16)	(8)
Net interest (payable)/receivable	(9)	3	(4)

Normalised profit before tax	304	457	591
Amortisation (subsidiaries and associates)	(93)	(71)	(61)
Net (losses)/gains on investments	(53)	271	102

Profit before tax (UK GAAP)	158	657	632

The £9 million net interest payable reflected £45 million of interest receivable, primarily relating to Instinet and also including £16 million from associates and joint ventures. This was more than offset by £54 million of interest payable, primarily related to Reuters, including £15 million interest relating to the payment of corporate taxes. This compared to a £3 million net interest receivable in 2000.

Normalised profit before tax fell by 34% to £304 million. The decline reflected increased Business Transformation costs, the other restructuring costs, increased losses in associates and joint ventures and increased interest payable, partly offset by higher divisional operating profit driven by the underlying growth in Reuters Financial and Instinet.

Total amortisation was £93 million (2000: £71 million), of which £12 million (2000: £12 million) related to associates and joint ventures. The significant increase related principally to the acquisitions of Bridge, Diagram and ProTrader.

Net losses on investments were £53 million, compared to net gains of £271 million in 2000 (which included a £160 million book profit relating to a TSI follow-on public offering; see '2000 results compared with 1999' below).

The most significant gain in 2001 was the deemed partial disposal of a 15.1% interest in Instinet, which resulted in a £200 million book profit taken in the first half of the year. The Greenhouse Fund saw a net loss of £145 million with impairments offsetting the gains on disposal. The impairments reflected the substantial reduction in the value of technology stocks as well as a prudent management view consistent with the Group's position as a strategic rather than a venture capital investor.

This prudent view was also applied to the Group's other investments with £108 million net losses (of which £13 million relate to write-downs by Instinet). This included full provisions against investments in Sila Communications and Pedestal and also £10 million in respect of assets lost in the World Trade Center (that were insured through our captive insurance provider). Also included in the net write-downs was a gain of £16 million on the disposal of VentureOne.

As a result reported profit before tax was £158 million compared to £657 million in 2000.

The tax charge for 2001 resulted in an actual tax rate of 67% on profit before tax, compared with a rate of 21% in 2000 and the current UK corporate tax rate of 30%. The higher actual tax rate is due principally to the fact that the write-down in investments and the amortisation charges are non-deductible. On a normalised basis, the actual tax rate for 2001 and 2000 was 35%.

Profit after tax in 2001 was £51 million compared to £521 million in 2000.

The impact of 11 September on 2001 results
The estimated direct impact of the events of 11 September on the Reuters Group operating profit was lost revenue of approximately £17 million (including £14 million at Instinet from the loss of four trading days) and incremental costs of £5 million (including £4 million at Instinet). In addition, losses of approximately £10 million (net of insurance proceeds) have been recognised in respect of communications equipment and other assets destroyed and £2 million (net of insurance proceeds) in respect of payments for Reuters Group staff who died in the World Trade Center.

2000 results compared with 1999
Actual revenue in 2000 increased 15% to £3,592 million and underlying revenue, mainly driven by Instinet, increased 13%.

Divisional operating profit increased 1% in 2000 to £609 million. Underlying divisional operating profit growth was 11%. The difference between the actual and underlying operating profit growth reflects mainly the impact of currency movements and the exclusion of the beneficial impact of the reversal of the £25 million data feed accrual in 1999.

Divisional operating profit included recognised net currency gains of £2 million in 2000, compared with £6 million in 1999. Actual rates performance in 2000 was adversely impacted by the strength of sterling against the euro, partially offset by sterling's weakness against the US dollar and Japanese yen.

Normalised operating profit, which included Business Transformation costs, fell 21% in 2000.

Normalised operating profit margin in 2000 was 13.1%, compared with 19.3% in 1999. Divisional operating profit margin was 16.9% in 2000 compared with 18.9% in 1999.

The Group's share of net operating losses (before amortisation) in associates and joint ventures and investment income rose from £8 million in 1999 to £16 million in 2000. In 2000 a profit of £2 million from TSI was more than offset by losses reported from the new joint venture and associates Radianz, Sila Communications and Multex Investor Europe. TSI and Reuters Business Briefing (now part of Factiva) became associates in 1999. Income from fixed asset investments was £5 million compared to £2 million in 1999.

The £3 million net interest receivable in 2000 reflected £13 million of interest receivable from associates and joint ventures offset by £10 million of interest payable. This compared to £4 million net interest payable in 1999.

Normalised profit before tax fell by 23% in 2000 to £457 million. The decline reflected increased investment in new initiatives at Instinet and Reuterspace and Business Transformation costs, partly offset by higher underlying operating growth in Reuters Financial and Instinet's equities business.

Total amortisation in 2000 was £71 million, of which £12 million related to associates and joint ventures. This compared to amortisation of £61 million in 1999 of which £14 million was in respect of associates and joint ventures.

Net gains on investments in 2000 were £271 million compared to £102 million in 1999. A follow-on public offering in March 2000 of 4.8 million TSI shares resulted in a book profit for Reuters of £160 million. This was subsequently reduced by £3 million as a result of the exercise of options held by TIBCO Finance employees. Reuters sold no shares in TSI other than to meet its obligations under an option plan of TIBCO Finance, a wholly owned Reuters subsidiary and received no proceeds from the sale of TSI shares other than the exercise price of such options.

Net gains on the Greenhouse Fund in 2000 were £53 million compared to £37 million in 1999. In 2000 profits on disposal more than offset impairments in the carrying value of the investments. The disposal of Reuters interest in Safetynet generated a further profit of £37 million in 2000.

Reported profit before tax grew by 4% to £657 million.

The tax charge for 2000 resulted in an actual tax rate of 21% on profit before tax, compared with a rate of 31% in 1999 and the then current UK corporate tax rate of 30%. The lower effective tax rate reflected the non-taxable nature of the book gain arising from the TSI follow-on share offer and tax deductions arising from the exercise of TSI stock options held by TIBCO Finance employees. On a normalised basis, the tax rate for 2000 was 35% compared to 32% in 1999.

Profit after tax in 2000 was £521 million compared to £436 million in 1999.

Current trading and prospects for 2002
Reuters expects subscription-based revenues to grow in actual terms in 2002, driven by a full-year contribution from the recently acquired Bridge businesses. Based on the current cyclical downturn Reuters is seeing in financial services markets, the company currently expects underlying subscription revenues to decline 2% to 3% in the first half of 2002. The lag effects inherent in subscription revenues are expected to cause the rate of decline in the second half of the year to be slightly higher than in the first.

Solutions sales, which grew 7% on an underlying basis in 2001, are expected again to show good growth in 2002. The timing of these revenues is, as always, difficult to predict but Reuters has an encouraging pipeline of revenue prospects, weighted towards the second half.

4. OPERATING REVIEW Divisional performance

		Year to 31 December

		2001 £m	2000 £m	1999 £m

Reuters Financial (excluding Bridge)		561	517	483
Bridge		(3)	–	–
Bridge integration		(17)	–	–

Reuters Financial		541	517	483
Reuterspace		(60)	(67)	(15)

Reuters		481	450	468
Instinet		178	157	129
Net currency (losses)/gains		(13)	2	6

Divisional operating profit		646	609	603

Underlying revenue growth				2001

By quarter vs 2000	Q1	Q2	Q3	Q4

Reuters Information	7%	7%	5%	1%
Reuters Trading Solutions	7%	0%	4%	(3%)
Reuterspace	9%	3%	(10%)	(8%)

Reuters	7%	4%	4%	(1%)
Instinet	20%	14%	(5%)	(26%)

Reuters Group	10%	6%	2%	(7%)

Underlying revenue growth was strong in the first half of the year across all divisions, particularly in Instinet. However, underlying revenue growth has fallen back in the second half, particularly in the fourth quarter. This reflected the impact of the economic slowdown which has become more pronounced as a result of the events of 11 September.

Reuters Financial
Reuters Financial comprises Reuters Information (RI), Reuters Trading Solutions (RTS) and, in the fourth quarter, the acquired businesses of Bridge. Although RI, RTS and Bridge revenues are separately discussed below, performance for the division is shown in total, reflecting the way the division is managed.

	Year to 31 December

Reuters Financial	2001 £m	2000 £m	1999 £m

Revenue	2,787	2,559	2,399

Operating profit	541	517	483
Operating margin	19.4%	20.2%	20.2%

Underlying revenue increased by 4% (2000: 6%), mainly driven by RI and actual rates growth was 9% (2000: 7%) reflecting the impact of the Bridge acquisition, at the beginning of the fourth quarter and exchange rate movement.

Underlying cost growth of 3% (2000: 3%) was lower than revenue growth and growth at actual rates was 10% (2000: 7%). The difference between the actual and underlying cost growth in 2001 is principally due to the acquisition of Bridge including integration costs, described under 'Bridge' below.

Accordingly, underlying operating profit increased by 9% (2000: 19%) and at actual rates increased by 5% (2000: 7%).

Excluding the impact of Bridge (including Bridge integration costs), the operating margin would have been 20.7%.

Reuters Information
RI provides information products for financial professionals. RI's focus is on four main markets: equities; foreign exchange and money; commodities (including energy); and fixed income.

	Year to 31 December

RI revenue analysis	2001 £m	2000 £m	1999 £m

High Tier (International products)	873	795	775
Middle Tier (Domestic products)	209	225	201
Other revenue (site fees, exchange fees, third-party data etc)	754	717	643

Total revenue	1,836	1,737	1,619

Underlying revenue growth was 5% (2000: 7%) driven by High Tier revenue growth. High Tier revenue growth continued to be driven by 3000Xtra, our flagship information product, with over 35,000 accesses installed by the end of December 2001, compared with 10,800 as at 31 December 2000. Sales of 3000Xtra progressed well with over 56,000 accesses sold by the end of December 2001 compared with 27,000 as at 31 December 2000.

Actual revenue decline of 7% in Middle Tier products reflected the re-classification of £14 million of site fees (2000: £16 million, 1999: £16 million) from Middle Tier to Other revenue in 2001. Underlying revenue growth, which for this purpose also excludes this re-classification, was 1% (2000: 17%) reflecting 3% growth in the US offset by a decline in the non-US markets. Installed accesses of Reuters Plus, our US domestic product, increased with approximately 64,000 accesses installed by the end of 2001 compared to 55,000 at the end of 2000.

Other revenue includes additional information sets and add-on services. Approximately 40% of Other revenue was recovery of exchange, installation and communication fees for which there was an almost equal and opposite cost. Other revenue for 2000 and 1999 included £24 million and £12 million respectively for Lower Tier products (Reuters Markets Monitor, Reuters Markets View and Online Investor Services) which in 2001 were grouped in Reuters Trading Solutions – Retail Solutions (see below). Underlying revenue growth, which excludes the Lower Tier revenue products, but includes the underlying growth in the re-classified site fees, was 4% (2000: 11%) in line with RI underlying growth in 2001. The growth in 2000 reflected increased demand for broader information sets and add-on services.

Reuters Trading Solutions
RTS aims to meet the technology and transaction needs of clients in treasury and banking, corporate treasuries, securities broking and sales, asset management and personal financial services. RTS comprises three business groupings: Transactions; Applications and Enterprise Solutions; and Retail Solutions.

	Year to 31 December

RTS revenue analysis	2001 £m	2000 £m	1999 £m

Transactions	377	402	402
Applications and Enterprise Solutions	404	385	350
Retail Solutions	97	35	28

Total revenue	878	822	780

Overall RTS underlying revenue growth was 2% (2000: 4%), driven mainly by strong sales in Retail Solutions products offset by a decline in Transactions products. Actual rates growth was 7% (2000: 5%) reflecting the impact of the acquisition of Diagram.

Underlying revenue in Transactions fell 6% in 2001 (2000: 2%), reflecting the continuing consolidation in the FX/Money markets dealing community and the impact of global pricing agreements concluded with key customers. The rate of decline slowed significantly in the second half of the year reflecting the fact that the pressure from banking consolidation is easing slightly and Reuters is enjoying good growth in its forwards matching products.

The roll-out of Dealing 3000 continued with close to 13,000 accesses installed by the end of December 2001, providing increased functionality to users of Dealing 2000. Transactions revenue is expected to continue to decline in 2002, due to the factors outlined above as well as the introduction of Reuters Dealing Link, a lower-priced entry point into the Dealing network targeted at users who do not require the full functionality of Dealing 3000.

Underlying growth in Applications and Enterprise Solutions revenue was 3% (2000: 9%) reflecting growth in Trade & Risk Management products.

Retail Solutions products, aimed at providers of personal finance services, continue to be in strong demand and generated underlying growth of 39% (2000: 24%) partly driven by strong underlying revenue growth in Online Investor Services. Actual revenues for Retail Solutions in 2001 included £40 million from Lower Tier products formerly part of Reuters Information (2000: £24 million, 1999: £12 million) as discussed above. The underlying growth includes the re-classification of these revenues for all three years.

Reuters Consulting, which was formed in 2000, delivers integrated client solutions around a range of Reuters content and technology. Reuters Consulting revenue, which is distributed across the three RTS business lines, continued to grow during 2001 despite tough market conditions with consulting revenue growing to £74 million in 2001 from £61 million in 2000. Although the consulting business unit was only formed in 2000, Reuters had consulting activities prior to this. In 1999, revenues from these activities were £45 million. The 21% growth in 2001 (2000: 34%) was partly driven by the acquisition of Diagram and currency movements. Underlying growth was 10% (2000: 28%).

Bridge
Total post-acquisition revenue for the acquired Bridge businesses from 1 October 2001 was £73 million. At the time of acquisition, Reuters announced anticipated revenue of US$100 million (£69 million) for the fourth quarter. Bridge Trading performed slightly better than expected due to higher fourth quarter NYSE trading volumes, offset by slightly weaker performance from the other Bridge businesses reflecting the deteriorating market conditions discussed earlier. Total post-acquisition operating loss was £3 million.

Bridge integration costs of £17 million in 2001 represented mainly severance and retention payments to key staff impacted by integration activities and other third-party costs associated with the integration. The Bridge integration programme, which is expected to continue into 2004, is forecast to cost £55 million in total, of which £31 million is expected in 2002, with the remaining £7 million to be incurred in 2003 and 2004.

Reuters intends to make £25 million of annual cost savings in 2002 and a further £23 million in 2003 as a result of the integration of Bridge.

Reuterspace
Reuterspace was formed in 2000 to utilise existing Reuters assets to exploit new market opportunities beyond the traditional wholesale financial market.

	Year to 31 December

Reuterspace	2001 £m	2000 £m	1999 £m

Revenue	255	235	157

Operating loss	(60)	(67)	(15)
Operating margin	(23.6%)	(28.2%)	(9.4%)

Actual revenue increased by 8% (2000: 50%), reflecting the full 2001 year impact of the acquisitions in 2000 of O R Télématique (ORT) in France and Yankee Group in the US. The underlying revenue declined by 2% (2000: 16% growth) reflecting the contracting customer demand for research products in the US telecoms sector as industry consolidation and rationalisation takes place and the discontinuation of software development activities.

Media underlying revenue growth was 2% (2000: 6%), reflecting the more challenging sales environment for online products, particularly in the US.

Investment in reuters.com portal infrastructure, related activities and online media expansion has been reduced in the second half of the year, reflecting reduced market opportunities as a result of changing economic conditions and a reassessment of the scale of opportunities in the new organisation structure. As a result, levels of investment will be significantly lower in 2002 compared to 2001, contributing to an expected reduction in the 2002 operating loss.

Greenhouse Fund

	Year to 31 December

Greenhouse performance	2001 £m	2000 £m	1999 £m

Net (losses)/gains	(145)	53	37

Effective from 2 August 2001, the Greenhouse portfolio is managed by RVC, an independent company established by the former Greenhouse Fund management, who were Reuters employees. The RVC management team is seeking to raise new funds in 2002 to invest in software infrastructure companies primarily in Europe. Reuters has committed to invest up to £17 million in this first fund along with other investors and has an option to invest in future funds.

At 31 December 2001, the Greenhouse portfolio had holdings in 18 quoted companies, 55 unlisted companies and 14 venture funds. Overall, Reuters has invested £283 million in the Greenhouse Fund and has subsequently realised cash of £249 million from initial public offerings, trade sales and distributions from these investments. Reuters has made available £17 million in 'follow-on' funding for investments in companies in this existing portfolio.

The net loss in 2001 stems from the impairment review which reflects the fact that the value of investments has fallen below their carrying value and the prudent management view referred to in the 'Financial review'. The net gains in 2000 and 1999 arose from the significant number of disposals (IPO and trade sales) made in those years.

Instinet
Instinet, a US publicly traded company in which Reuters holds an 83.3% interest, provides global electronic equity and fixed income brokerage services to investment professionals.

	Year to 31 December

Instinet	2001 £m	2000 £m	1999 £m

Revenue	854	804	525

Operating profit	178	157	129
Operating margin	20.8%	19.5%	24.5%

Actual revenues in 2001 increased by 6% (2000: 53%) and underlying growth was flat (2000: 40%). The difference between the actual and underlying growth in 2001 reflected the acquisition of ProTrader and currency movements. The flat underlying growth in 2001 reflected growth in the US equities business offset by a decline in the International business, particularly in the second half due to weaker market conditions.

Revenue growth in 2001 has been weak as a result of lower Nasdaq market volumes in the second half of 2001. Trading in the latter part of the year has also been impacted considerably by the introduction of decimalisation, which has narrowed trading spreads thus putting pressure on execution costs. In addition there was increased activity on SuperSoes, Nasdaq's execution platform and an intensification in the competitive landscape. This is reflected in the decline of Instinet's Nasdaq market share from a high of 16.2% in April to a low of 10.7% in December. Instinet's average share of the Nasdaq market was 14.0% for 2001 compared with 13.0% for 2000 and 1999. Although as indicated above, Instinet's market share declined through the second half of 2001, it increased in January 2002 from December 2001. In addition, Instinet lost four days of trading as a result of market losses following the events of 11 September.

The gap between actual rates and underlying growth in 2000 was mainly due to the exclusion of Lynch, Jones & Ryan (LJR). The underlying growth in 2000 reflected strong market conditions in the year.

Instinet costs at actual rates increased by 4% (2000: 63%). Underlying costs fell by 1% (2000: 47% increase). The significant difference in cost growth rates from 2000 to 2001 is attributable to three factors. Firstly, a significant portion of the cost base is variable and is related to revenue, thus lower revenue growth has restricted cost growth. Secondly, 2000 also saw some significant investment in the Fixed Income and Retail products, the former going live in 2000 and the latter being terminated in the same year. Finally, costs fell in the second half of 2001 as a result of the reduction in headcount, most of which was completed by the end of the third quarter and other cost reduction initiatives.

As a result, operating margin increased to 20.8% compared to 19.5% in 2000 and 24.5% in 1999. The lower margin in 2001 compared to 1999 is a reflection of the changing market conditions in 2001. The decline in 2000 was primarily due to investment in the Retail and Fixed Income products, investment in trading capacity to accommodate increased volumes and the build up of corporate costs prior to the initial public offering.

Instinet has announced a number of actions in response to the above developments, including introducing new products and trading functionality to extend global brokerage offering, aggressively reducing pricing to broker-dealer customers, improving integration with customers trading systems with the aim of increasing Nasdaq volumes, and increasing cost reduction measures, as described below, in anticipation of lowered 2002 revenues.

Business Transformation and other restructuring costs
The Business Transformation programme initiatives continue to be categorised into two groups:

Firstly, the development of a new product architecture to create new tailored products for existing and new users along a continuum of price points that offer lower cost of ownership, segmented service and support and a customer-focused and rapid approach to product development.

Secondly, an organisation and process transformation to create an organisation structure that is aligned to the emerging opportunities in each of our different customer segments. The new organisation which came into effect at the start of 2002 is built around four customer segments: Treasury; Investment Banking and Brokerage; Asset Management; and Corporates & Media; and a number of global resource pools that support the segments and management.

These global resource pools are focused around: distribution channels such as Focus Group Accounts (servicing our global clients), Consultative channels (the three distinct regions dedicated to local customers) and Business Direct (smaller customers and online business); and Centres of Excellence such as the Business Technology Group (supplying high-quality, fit-for-purpose products and capabilities), Global Services (the Solutions and Consulting business), Editorial, the Chief Technology Office and Shared Business Services encompassing elements such as Business Development, Finance, Risk Management and Human Resources.

Business Transformation expenditure for 2001 for Reuters was £164 million, of which £88 million related to new product architecture and £76 million related to organisation and process transformation. Business Transformation expenditure in 2000 was £139 million of which £88 million related to new product architecture and £51 million related to the organisation and process transformation.

Business Transformation expenditure is expected to fall significantly in 2002. Reuters estimates it will spend in the order of £75 million in 2002. The benefits of these initiatives are already coming through, with an estimated £55 million in cost savings in 2001 and Reuters estimates savings of £105 million in 2002 and £155 million in 2003. These savings are split as follows:

	Year to 31 December

	2001 £m	2000 £m	1999 £m

Distribution	25	40	45
e-Procurement	20	30	40
Streamlining internal processes	–	5	15
New organisation	10	30	55

Total	55	105	155

In addition to the original Business Transformation programme, Reuters commenced a series of initiatives in the second half of 2001. Reuters aim is to achieve further cost savings in response to the continuing weak market conditions by reducing headcount beyond that resulting from the Business Transformation programme. The combined target was a total of 1,600 staff over a two-year period but has since been increased to 1,800 staff. These actions resulted in a restructuring cost of £82 million. At the end of December 2001, over 1,000 Reuters staff had already left. The remainder will leave during 2002.

These additional initiatives are estimated to have already realised benefits in 2001 of £10 million and are expected to yield additional annualised savings of £80 million.

Restructuring expenditure in Instinet for 2001 was £17 million reflecting similar cost saving initiatives. Instinet reduced its headcount by 237 staff by the end of December 2001. Instinet's annualised fixed cost run rate in the fourth quarter of 2001 was over £100 million lower than in the first half of 2001, well ahead of the £50 million annualised savings goal Instinet set in July 2001.

Instinet expects to take a further restructuring charge of £17 million in the first half of 2002 in order to reduce the annual fixed cost run rate by a further £41 million.

The foregoing staff reduction numbers are without giving effect to other changes in staff numbers due to acquisitions, disposals or ordinary course employment activities. See the discussion of staff costs in the Group costs section.

REVENUE BY TYPE AND GEOGRAPHY – REUTERS GROUP

	Year to 31 December

Revenue by type – proportion	2001%	2000%	1999%

Recurring	70	71	75
Usage	24	24	19
Outright	6	5	6

Total	100	100	100

Recurring revenue, which is principally derived from the sale of subscription services, increased by 7% at actual rates reflecting the impact of the Bridge acquisition and growth in Reuters Information.

Usage revenue is principally derived from Instinet, as well as Bridge Trading and Reuters Dealing products. The increase in usage mix from 1999 to 2001 reflects the growth of Instinet revenues. Usage revenue increased by 10% at actual rates reflecting the acquisition of Bridge Trading. Underlying revenue growth was flat in line with the performance of Instinet.

Outright revenue, which is principally derived from the sale of solutions including software, hardware and consultancy, increased by 13% at actual rates and 7% at underlying rates. The gap between actual and underlying growth reflected the acquisition of Diagram. The modest underlying growth reflected a strong first half 2001 performance of 20% growth offset by a second half 1% growth as a result of the worsening economic conditions in the second half of 2001, in particular in the last quarter.

	Year to 31 December

Revenue by geography	2001 £m	2000 £m	1999 £m

EMA	1,838	1,689	1,643
RAM	1,502	1,344	979
AP	545	559	503

Total	3,885	3,592	3,125

Revenue growth in Europe, Middle East and Africa (EMA) in 2001 was 9% at actual rates and 5% on an underlying basis (2000: 3% and 5% respectively). The gap between actual and underlying growth in 2001 reflects the exclusion of Diagram and currency movements. Reuters growth was boosted by strong solution sales while 3000Xtra sales were particularly strong in the region. The main driver of growth in 2000 was Instinet's International business.

The Americas (RAM) revenue in 2001 grew 12% at actual rates and was flat on an underlying basis (2000: 37% and 23% respectively). The gap between actual and underlying growth in 2001 reflects mainly the acquisitions of Bridge, ProTrader and Yankee and currency movements. The flat underlying performance in 2001 reflects the impact of the economic slowdown, in particular in the fourth quarter where underlying revenue declined by 19%. In 2000, there was strong underlying growth across the whole region, in particular in Instinet US which grew 34%.

Actual revenue in Asia/Pacific (AP) fell by 3% in 2001 and underlying revenue was flat (2000: growth of 11% and 4% respectively). Underlying revenue performance in 2001 in Japan and Instinet's Asian business was offset by a decline in Hong Kong. In 2000, underlying performance in most countries was relatively flat except for Japan, which grew by 10%.

GROUP COSTS

	Year to 31 December

Cost by function	2001 £m	2000 £m	1999 £m

Production and communications	1,825	1,731	1,556
Selling and marketing	706	621	513
Support services and administration	695	633	466
Business Transformation	164	139	–
Other restructuring	99	–	–
Amortisation (subsidiaries)	81	59	47
Net currency loss/(gain)	13	(2)	(6)

Total	3,583	3,181	2,576

% change
Actual	13%	24%	4%
Underlying	6%	19%	1%

Group costs increased by 13% at actual rates (2000: 24%) and by 6% at underlying rates (2000: 19%). The gap between the actual and underlying growth in 2001 is mainly due to the Bridge acquisition and currency movements. The underlying growth is mainly driven by the additional Business Transformation and other restructuring costs, partly offset by the savings that they have generated.

Product and communications costs, which comprise costs involved in the development and delivery of Reuters products and content to its clients, increased by 6% at actual rates (2000: 11%) but decreased by 1% at underlying rates (2000: 6%) reflecting tighter cost control. The difference between 2000 actual and underlying growth primarily reflects the £25 million data feed accrual reversal in 1999.

Selling and marketing costs, which comprise sales, marketing and client support services increased by 14% at actual rates (2000: 21%) and underlying growth was 7% (2000: 19%) principally due to expansion in Reuters Financial. The growth in 2000 was largely due to a significant expansion of Instinet's business.

Support services and administration, which represents the cost of maintaining the Group's internal infrastructure, including internal systems, property and office costs, finance, legal and general management costs, increased by 10% (2000: 36%) and underlying costs increased by 3% (2000: 30%). The increase in 2000 was primarily due to an increase in support and management costs at Instinet together with costs associated with the acquisition of new subsidiaries.

	Year to 31 December

Cost by type	2001 £m	2000 £m	1999 £m

Staff	1,306	1,176	987
Services	731	807	641
Depreciation	246	276	310
Data	340	296	227
Communications	334	245	178
Space	237	198	172
Business Transformation	164	139	–
Other restructuring	99	–	–
Other	126	44	61

Total	3,583	3,181	2,576

Costs by type have been impacted by the transfer of network assets to Radianz in June 2000. Prior to this transfer, these costs were attributed to each type separately. Post transfer, the charge by Radianz for the use of the network is included in Communications.

Actual staff costs rose by 11% (2000: 19%). Part of this was attributable to acquisitions, most notably the full 2001 period impact of entities acquired in 2000, such as Yankee, ORT and LJR and the current year purchases of Bridge, Diagram and ProTrader. On an underlying basis, staff costs rose by 4% (2000: 10%), mainly reflecting salary increases offset by headcount reductions. The 2000 underlying increase reflected a combination of increased headcount and salary rises. Group headcount was 19,429 at the end of December 2001 compared to 18,082 at the end of December 2000. Acquisitions in 2001 accounted for approximately 1,900 additional headcount.

Actual service costs, which comprise mainly associated staff costs, consultancy and contractor costs and equipment, fell by 9% and underlying costs fell by 15% (2000: 26% and 22% increase respectively) reflecting tighter cost control across the Group as well as the impact of Radianz highlighted above. The 2000 growth reflected increased settlement and clearing costs at Instinet and higher levels of branding and consulting expenditure.

The actual depreciation charge declined by 11% and the underlying charge by 13% (2000: 11% and 14%) reflecting the continued benefit of reduced capital expenditure on subscriber equipment and the Radianz impact highlighted above.

Actual data costs increased 15% and underlying costs increased 6% (2000: 30% and 22% respectively) reflecting increased demand for third-party data. These costs were generally recovered resulting in a similar growth in Other revenue in RI. The actual growth in 2000 reflected partly the £25 million data feed accrual reversal in 1999 and also reflected the underlying growth in exchange fee costs and the demand for more third-party data.

Actual communication costs increased by 37% and underlying costs increased 25% (2000: 38% and 35% respectively) reflecting the impact of the transfer of network assets to Radianz in June 2000 described above.

Actual space costs increased 20% and underlying costs increased 13% (2000: 15% and 8% respectively) as a result of costs associated with various office moves, including the move to Reuters new flagship building at 3 Times Square in New York. The 2000 growth was mainly due to the expansion of Instinet and the impact of acquisitions.

Research and development
Research and development expenditure totalled £245 million in 2001 compared with £276 million in 2000 and £197 million in 1999. This expenditure excludes costs associated with Business Transformation. Of the total expenditure, £155 million related to Reuters Financial (2000: £152 million), £4 million to Reuterspace (2000: £27 million), £67 million to Instinet (2000: £81 million) and a further £19 million (2000: £16 million) related to the Chief Technology Office and Corporate.

The decline in Reuterspace costs is mainly due to the high level of project start-up investment in 2000 and a significant reduction in Reuters Personal Finance development in 2001. The decline in Instinet costs is mainly due to a reduction in Fixed Income expenditure, following its product launch in 2000 and the termination of expenditure on the retail trading system project which was discontinued in the second half of 2000.

Significant activities in 2001 included development of a Lower Tier Dealing service, Reuters Dealing Link; further development of a standard desktop product, Reuters 3000Xtra, in a common Reuters/TIB infrastructure and in a new Numerical Data Architecture. The acquisition of Diagram in 2001 increased the product portfolio and development capacity.

Joint ventures and associates
Excluded from reported operating profit is the performance of a number of strategic alliances and joint ventures. The more significant of these are:

Radianz, a joint venture with Equant that became operational from 1 July 2000, was formed to develop the world's largest secure Internet Protocol (IP) network for financial markets. Although Reuters owns 51% of the joint venture its control is limited to 50%. Reuters has contributed most of its network assets to Radianz. Reuters share of Radianz operating losses in 2001 was £27 million (2000: £9 million loss). The increased losses in 2001 reflect a full year of start-up costs compared to a half year in 2000 and a step up in development expenditure.

TIBCO Software Inc. (TSI), a US publicly traded company which enables businesses to integrate enterprise application and deliver personalised information through enterprise portals, was spun off by Reuters in 1999. Reuters has a 53% economic interest in TSI but its voting rights are restricted to 49% and accordingly TSI is accounted for as an associate. If all outstanding employee options over TSI shares were exercised, Reuters shareholding in TSI would be 42%. Reuters share of TSI's losses in 2001 was £17 million (2000: £2 million profit, 1999: £3 million loss) reflecting restructuring costs and the full year amortisation of goodwill relating to the acquisition of Extensibility by TSI.

Factiva, a 50% owned joint venture with Dow Jones formed in 1999 to provide world-class global news and business information through its websites and content integration solutions. Reuters share of Factiva's profit in 2001 was £5 million, compared with £1 million loss in 2000 and a £4 million loss in 1999. The profit was driven by good revenue growth on the back of high net installations in 2000 and the first quarter of 2001 combined with tighter cost control in response to the slowdown in trading conditions during the latter part of 2001.

Other associates and joint ventures include Multex Investor Europe and Sila Communications. Combined losses for these entities amounted to £23 million in 2001 compared to £11 million in 2000.

In addition, the following new joint ventures were set up in 2001:

•	a 50% owned joint venture with Capco created in October 2001 to develop data management services for straight through processing. Reuters share of Capco operating losses in 2001 was £3 million reflecting start-up costs.

•	a 50% owned joint venture with Icor Brokerage created in September 2001 to develop electronic brokerage services for the global inter-bank foreign exchange options and interest rate derivatives markets. Reuters share of operating losses in 2001 was £1 million reflecting start-up costs.

As a result of various uncertainties, including the current economic conditions, it is considered difficult to forecast the level of losses for joint ventures and associates in 2002. A full year's start-up losses are expected from the Icor and Capco joint ventures as these were only formed late in 2001. Radianz will continue to incur a similar level of losses as in 2001 as the migration of Reuters products and clients to RadianzNet picks up speed. Losses from some of the other joint ventures and associates should be reduced with Factiva expected to continue being profitable. The best estimate at present is that losses in 2002 will be at similar, or perhaps slightly reduced, levels as 2001.

For information regarding Reuters ability to influence these results, see 'Risk factors – Reuters does not have management control over some of its ventures'.

5. FINANCIAL NEEDS AND RESOURCES
Additions to tangible fixed assets were £276 million in 2001, compared to £282 million in 2000 and £244 million in 1999. Subscriber equipment expenditure was £56 million in 2001, compared with £72 million in 2000 and £65 million in 1999. The decline in 2001 expenditure reflects the downward trend in sales. Other equipment additions were £220 million in 2001, compared to £210 million in 2000 and £179 million in 1999. The increase in other equipment additions in 2001 and 2000 was primarily due to property costs, including in 2001, the move to 3 Times Square in New York City.

Reuters Group spent £468 million on acquisitions and fixed asset investments in 2001 compared to £463 million in 2000 and £135 million in 1999. In 2001, £48 million was spent on Reuters shares acquired by an employee share ownership trust compared with £40 million in 2000 and £68 million in 1999. Proceeds from the sale of fixed asset investments, principally relating to Greenhouse Fund disposals and including VentureOne, were £68 million compared to £80 million in 2000 and £39 million in 1999. The Instinet IPO raised £339 million in net proceeds which was retained by Instinet except for US$150 million (£103 million) used to repay debt owed by Instinet to Reuters.

Reuters paid dividends of £227 million in 2001 (including the final 2000 dividend which was payable in 2001), compared with £205 million in 2000 and £207 million in 1999.

Cash flow movement in 2001

	Reuters £m	Instinet £m	Total £m

Normalised operating profit	222	161	383
Depreciation	192	54	246
Capex	(193)	(83)	(276)
Working capital	41	211	252

Operating cash flow	262	343	605

Cash conversion	118%
Acquisitions/disposals	(207)	164	(43)
Dividends/taxation	(334)	(66)	(400)
Other	13	(3)	10

Movement during 2001	(266)	438	172

Net (debt)/cash at 31 December 2001	(702)	840	138

Net cash for the Group at 31 December 2001 amounted to £138 million, compared with net debt of £34 million at 31 December 2000 and net cash of £41 million at December 1999. Net cash at 31 December 2001 comprised cash and short-term investments of £1,157 million offset by gross debt of £1,019 million.

Reuters net debt of £702 million reflected the fact that Reuters funded the acquisitions of the Bridge businesses and Diagram and the charges for the Business Transformation and headcount reduction programmes. Reuters continued to generate significant amounts of cash during the year with an operating cash flow of £262 million, including the repayment of £103 million debt from the proceeds of Instinet's IPO. The Instinet net cash of £840 million included £339 million from its IPO less the debt repayment.

Reuters Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, backed up as required by medium-term committed bank facilities and longer-term finance from capital markets. The Group currently has long-term ratings of AA- from Standard & Poor's and Aa3 from Moody's and short-term ratings of A1+/P1 respectively. Ratings are not a recommendation to buy, hold or sell securities. Each rating may be subject to revision or withdrawal at any time by the assigning rating agency and should be evaluated independently of any other rating.

Reuters manages its net debt position and interest costs to support its continued access to the full range of debt capital markets.

At 31 December 2001, Reuters had available a committed syndicated loan facility of £500 million which expires in December 2006, all undrawn at 31 December 2001.

A £1.5 billion Euro Commercial Paper Programme was established in 1998. At 31 December 2001, Reuters had outstanding obligations of £502 million under this programme, repayable at various dates up to June 2002. The minimum outstanding during 2001 was £140 million and the maximum was £510 million.

In 1998 Reuters also established a £1 billion Euro Medium Term Note Programme. At 31 December 2001, Reuters had outstanding obligations of £420 million under this programme, repayable at various dates from February 2002 up to November 2004. The minimum outstanding during 2001 was £319 million and the maximum was £420 million.

In addition, Reuters has short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £188 million. Drawings under these lines was £46 million at 31 December 2001. Instinet has access to the equivalent US$981 million short-term uncommitted bank facilities of which US$69 million was drawn at 31 December 2001.

The following table summarises the Group's principal contractual financial obligations at 31 December 2001, certain of which are described in the consolidated financial statements and notes. Further analysis of these individual obligations can be reviewed by reference to the notes on the financial statements. The Group expects to be able to fund such obligations from ongoing operations and its existing or replacement resources and facilities.

			Payments due by period

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Short-term debt	681	681	–	–	–
Long-term debt	338	–	338	–	–
Operating leases	775	102	167	121	385
Unconditional purchase obligations	252	66	120	66	–
Other long-term obligations	10	4	6	–	–

Total contractual obligations	2,056	853	631	187	385

6. TREASURY MANAGEMENT
The key objectives of Reuters Group treasury management are to ensure sufficient liquidity exists to meet funding needs and to manage the interest rate and currency risks arising from its operations and its sources of finance.

Reuters borrows in many currencies, at both fixed and floating rates and uses derivative contracts to create the desired currency and interest rate basis. Most funding is converted into sterling. However some debt may be left in, or converted to, other currencies to match asset exposures which arise from time to time. Derivatives used are principally interest rate swaps, forward rate agreements, interest rate caps and collars, currency swaps, forward foreign exchange contracts and currency options.

The main risks managed by the Group Treasurer, under policies approved by the Board are foreign currency risk, interest rate risk, liquidity and refinancing risk and counterparty credit risk. A treasury committee of the Board periodically reviews Reuters treasury activities, policies and procedures. All treasury activity takes place within a formal control framework. A separate treasury department exists within Instinet.

Over 85% of Group revenue is denominated in non-sterling currencies. The Group also has significant costs denominated in foreign currencies with a different mix from revenue. Group profits are, therefore, exposed to currency fluctuations. The approximate proportions of operating profit excluding amortisation of goodwill and other intangible assets and currency gains attributable to each key currency group was as follows:

	Year to 31 December

Operating profit by currency	2001%	2000%	1999%

Continental Europe:
Euro and legacy currencies	133	107	80
Other	25	18	19
US dollar	66	57	49
Japanese yen	26	22	12
Sterling:
Depreciation	(63)	(58)	(52)
Other	(97)	(66)	(19)
Other	10	20	11

Total	100	100	100

Sterling costs exceeded sterling revenue due to the level of Business Transformation costs, UK-based marketing, development, operational and central management costs and depreciation which is largely accounted for in sterling once an asset has been acquired.

In broad terms, using the 2001 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £10 million in operating profit before hedging (2000: £10 million, 1999: £10 million).

Exchange rate movements in 2001 had a favourable impact on reported revenue and operating profit before hedging, mainly due to the stronger US dollar and euro in 2001 compared with 2000.

A substantial proportion of the Group's cash investments are held in US dollar assets. These are mainly held by the Instinet group of companies. Following the IPO of Instinet in 2001, US dollar debt to Reuters was repaid with part of the IPO proceeds. Reuters currency exposure with respect to Instinet is not currently hedged.

The priority in Reuters currency management policy is to reduce the risk of year on year cash flow volatility to acceptable levels while allowing a degree of flexibility to take advantage of market movements.

The main principles underlying currency hedging policies are as follows:

•	committed hedging cannot exceed the underlying cash flow exposure; and
•	levels of currency hedging cannot exceed 90% of underlying exposure for the first 12 months and 70% for the following 12 months.

The results of currency and interest rate hedging activities for the three years to December 2001 are summarised below:

	Year to 31 December

Recognised (losses)/gains	2001 £m	2000 £m	1999 £m

Currency hedging	(4)	5	9
Interest rate hedging	(1)	(3)	(1)

Recognised currency hedging losses in 2001 were adverse compared with 2000 due mainly to the favourable impact in 2000 of the euro weakening after hedges had been placed, partly offset by the weakness of the Japanese yen in 2001.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging and the movements are set out below:

Hedging	Gains £m	(Losses) £m	Net £m

Unrecognised at 1 January 2001	18	(21)	(3)
Arising in previous years:
Recognised in 2001	13	(15)	(2)
Not recognised in 2001	5	(6)	(1)
Arising in 2001:
Not recognised in 2001	13	(3)	10

Unrecognised at 31 December 2001	18	(9)	9

Of which:
Expected to be recognised in 2002	12	(5)	7
Expected to be recognised after 2002	6	(4)	2

There were net unrecognised gains of £9 million on derivatives used for hedging at 31 December 2001 compared with unrecognised losses of £3 million at 31 December 2000 and unrecognised losses of £13 million in 1999. The improvement is mainly due to a lower level of US dollar hedging which is valued at a loss due to the continued strength of the US dollar and the effect of the weaker Japanese yen at the end of 2001.

Net cash flows are mainly converted into sterling and either applied to reduce debt or invested in money market instruments with financial institutions holding strong credit ratings. Interest rates are managed using a mix of financial instruments, which commence and mature at various dates through to November 2004. Interest rate hedging relates to the use of derivative contracts to alter the currency and interest rate profile on medium term fixed rate notes issued and to hedge timing mismatches.

The unrecognised value on interest rate hedging at 31 December 2001 was £nil (2000: £2 million loss, 1999: £17 million loss). It arises from changes in interest rates since interest rate swaps were put in place and is offset by compensating adjustments to the fair value of the fixed rate notes issued. In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in the year by approximately £1 million (2000 and 1999: £1 million) excluding the impact of hedging.

7. ACCOUNTING POLICIES AND US GAAP
Critical accounting policies
Group accounting policies conform with UK GAAP. In accordance with the requirements of Financial Reporting Standard 18 (FRS 18), these policies and any applicable estimation techniques have been reviewed by the directors who have confirmed them to be the most appropriate for the preparation of the 2001 financial statements.

In preparing these financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements. The most significant judgemental area in 2001 related to the impairment of Greenhouse Fund and other fixed asset investments. The impairment charges reflected the substantial reduction in the value of technology stocks as well as a prudent management view consistent with the Group's position as a strategic rather than a venture capital investor.

New UK accounting policies
In 2000, the UK Accounting Standards Board issued Financial Reporting Standard 19 'Deferred Tax' (FRS 19). Reuters Group has implemented the standard which requires full provision to be made for deferred tax assets and liabilities arising from timing differences between recognition in the financial statements and in the tax computation. The cumulative impact of FRS 19 relating to previous years has been recognised in the financial statements as a prior year adjustment and comparative figures for 2000 and 1999 have been restated. For further details, see note 24.

US GAAP
A reconciliation of net income under UK and US GAAP and a discussion of the relevant US accounting policies which differ materially from UK GAAP is given in the Summary of differences between UK and US generally accepted accounting principles.

In 2001 Reuters Group adopted US statement of Financial Accounting 'Accounting for Derivative Investments and Hedging Activities'. For further details see Summary of differences between UK and US generally accepted accounting principles.

In July 2001, the Financial Accounting Standards Board (FASB) issued FAS 141 'Business Combinations' which supersedes APB Opinion 16. FAS 141 requires the purchase method of accounting to be used for business combinations initiated after 30 June 2001, and eliminates the pooling-of-interests method. In addition, FAS 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain.

In July 2001, the FASB also issued FAS 142 'Goodwill and Other Intangible Assets'. The provisions of FAS 142 are required to be applied starting with fiscal years beginning after 15 December 2001. Certain provisions are also applicable to acquisitions completed by the Group subsequent to 30 June 2001. FAS 142 supersedes APB Opinion 17 'Intangible Assets' and requires, among other things, the discontinuance of amortisation related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually.

Reuters has applied the non-amortisation provisions of FAS 142 to goodwill acquired in the Bridge and ProTrader acquisitions. For all other existing goodwill and intangible assets, FAS 142 will be adopted on 1 January 2002. Due to the extensive effort needed to comply with adopting FAS 141 and FAS 142, it is not practicable to estimate reasonably the impact of adopting these statements on the Reuters financial statements at the date of this report, including whether any transitional impairment loss will be required to be recognised as the cumulative effect of a change in accounting principles.

In July 2001, the FASB issued FAS 143 'Accounting for Asset Retirement Obligations' which is effective for fiscal years beginning after 15 June 2002. FAS 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are then capitalised as part of the carrying amount of the long-lived asset. Reuters will adopt FAS 143 no later than 1 January 2003. The adoption of FAS 143 is not expected to have a material impact on the consolidated financial statements.

In August 2001, the FASB issued FAS 144 'Accounting for the Impairment or Disposal of Long-Lived Assets' which is effective for fiscal years beginning after 15 December 2001. FAS 144 supersedes FAS 121 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of' and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Reuters will adopt FAS 144 no later than 1 January 2002. The adoption of FAS 144 is not expected to have a material impact on our consolidated financial statements.

8. RISK FACTORS
Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group's financial condition, results of operations and business and management's strategy, plans and objectives for the Group. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors discussed below. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made. Reuters does not undertake to update any forward-looking statements.

Continued or worsened unfavourable conditions in financial markets may have a significant adverse effect on Reuters and/or Instinet's business
Reuters and Instinet's businesses are dependent upon the health of the financial markets and the participants in those markets. Reuters Dealing products, Bridge Trading and Instinet are particularly dependent upon the level of activity in the foreign exchange and equity and fixed income markets respectively. Reuters and Instinet's results were negatively impacted by the economic downturn in 2001, and if these conditions continue or get worse there could be further adverse effect on their businesses. In addition, Reuters and Instinet's businesses could be adversely affected by further consolidations among clients and competitors.

Currency fluctuations may have a negative impact on Reuters Group reported revenue and earnings
Reuters reports results in UK pounds sterling but receives revenue and incurs expenses in more than 60 currencies and is thereby exposed to the impact of fluctuations in currency rates. Currency movements, in particular the strength of the US dollar, had a positive impact on results in 2001. Although Reuters currency cash flow exposure is actively managed, a strengthening of sterling from current levels, especially versus other currencies in which Reuters derives significant revenues such as the euro or the US dollar, could adversely affect results in future periods. In addition, the currency exposure on net investment and cash flow in Instinet is not currently hedged and accordingly may cause fluctuations in the Group's financial statements as a result of exchange rate movements. For additional information concerning currency fluctuations, see 'Treasury management'.

Reuters faces increased competition from new and existing information providers using internet-based services
The availability of public internet technology is reducing barriers for entry to new information providers, creating additional competition and new price/cost dynamics in the industry. It is also increasing the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a publishing medium, it is creating new outlets for content providers. If Reuters is unable to respond effectively to any increased competitive pressure arising from the above factors, its revenues and results of operation could be adversely affected.

Reuters is exposed to a decline in the valuation of companies in which it has invested, including TSI, Instinet, and various internet and technology companies
Reuters has entered into joint ventures with, and made strategic investments in, a number of technology and internet companies, including investments made through the Greenhouse Fund, and also has significant interests in companies and joint ventures such as TSI, Instinet, Radianz and Factiva. The value of a number of these companies fluctuated widely and generally decreased significantly during 2000 and 2001, in part as a result of external market factors. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors' expectations, and external market and economic conditions.

Reuters Group may not be able to realise the anticipated benefits of its Business Transformation and cost savings strategies
In 2000, Reuters announced a Business Transformation initiative. The initiative includes the development of a new product architecture, the implementation of a new company-wide organisation structure and the streamlining of systems and processes to improve quality and efficiency. In 2001, the Group also sought to achieve further cost savings by reducing headcount beyond that resulting from the Business Transformation initiative. While the Group expects that the transformation and cost-savings measures will produce significant competitive advantages, cost savings and eventual revenue growth, there can be no assurance of the extent to which these benefits will be realised. In addition, Reuters may not be able to successfully implement its product architecture and organisational transformation strategy or to successfully manage the transition to the new architecture and organisation.

Reuters and Instinet may experience difficulties or delays in developing or responding to new technology
Reuters and Instinet's business environment is characterised by rapid technological change, changing and increasingly sophisticated customer demands and evolving industry standards. If they are unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to respond and adapt to technological advancements and changing standards, their businesses may be adversely affected. In addition, new products and services that they may develop and introduce may not achieve market acceptance.

Reuters and Instinet are dependent on third parties for the provision of certain network services
Reuters and Instinet have outsourced the day-to-day operation of most of their networks to Radianz, Reuters joint venture with Equant. Radianz will source the majority of its requirements from Equant and will seek to provide network services to companies in addition to Reuters and Instinet. Reuters and Equant are equally represented on the Radianz board with neither party having control. Accordingly, Reuters ability to affect the performance of Radianz may be limited should Reuters and Radianz develop conflicting network strategies in the future. In addition, the cooperation of both Radianz and third-party telecommunications providers will be required to migrate current customers from legacy networks and to connect new customers of Reuters products to Radianz, and Reuters may not be able to assure such connections are made in a timely manner. Reuters and Instinet's businesses could be adversely affected as a result of any of the foregoing.

In connection with the Bridge acquisition, Reuters entered into a network services agreement with Savvis which was the primary provider of network services to Bridge. Reuters currently holds Savvis debt that is convertible into an approximately 23% equity interest in Savvis share capital, and has an observer on Savvis' board. Reuters has very limited if any ability to affect the performance of Savvis. In January 2002, in a public discussion of its results for the fourth quarter of 2001, Savvis indicated that it believed it had generated and was continuing to generate sufficient cash to fund its daily operating expenses and capital expenditures, though it also reiterated that it has been in default under certain of its senior debt securities and other financing arrangements and is seeking to raise approximately US$50 million in financing to be able to address debt service, payables reduction and receivables growth issues and fund its business plan going forward. Should Savvis, as a result of its financial condition or otherwise, fail or be unable to provide network services necessary to the continued conduct of the Bridge businesses acquired by Reuters before Reuters is able to migrate these services to Radianz or make other alternate arrangements, Reuters business would be adversely affected. If Savvis were to enter bankruptcy proceedings, it is also possible that Savvis may seek to terminate or renegotiate the network services agreement.

Reuters and Instinet's businesses may be adversely affected if their networks or systems experience any significant failures or interruptions or cannot accommodate increased traffic
Reuters and Instinet's businesses are dependent on their ability to process speedily substantial quantities of data and transactions on their computer-based networks and systems and those of Radianz, Savvis and others. Any significant failure or interruption of such systems due to factors beyond their control could have a material adverse effect on their businesses and results of operations. Although Reuters and Instinet seek to minimise these risks as far as commercially reasonable through security controls and active business continuity programmes, there can be no assurance that adverse events will not occur.

Market developments such as the emergence of online trading throughout Europe and the United States, high market volatility, and the multiple listing of options, may result in a significant increase in information update rates, which may impact product and network performance from time to time. While Reuters and Instinet have implemented a number of capacity management initiatives, there can be no assurance that they and their network providers will be able to successfully accommodate accelerated growth of peak traffic volumes.

Instinet, Bridge Trading and other Reuters affiliates may be exposed to losses from broker activities or disruptions in trading markets
Certain Group subsidiaries act as brokers or in similar roles in the financial markets but do not undertake trading for their own account. These companies could incur losses from broken trades or the failure of a counterparty. While the Group seeks to mitigate these risks, there can be no assurance that these measures will prevent losses from occurring. In addition, the businesses of these companies are dependent upon the operation of their respective trading markets, and any suspension or disruption could have an adverse impact on their results of operations.

Changes in the regulatory or competitive environment could have an adverse effect on Instinet's business
Instinet is currently regulated as an alternative trading system in the United States by the US Securities and Exchange Commission (SEC) and the National Association of Securities Dealers Inc. (NASD). Nasdaq's expanded SuperSoes execution system has resulted, and may continue to result, in Instinet receiving fewer orders in Nasdaq-quoted securities, which are the largest component of Instinet's equity securities business, and also has resulted and may continue to result in fewer of the orders Instinet receives being executed. In January 2001 the SEC approved a proposed NASD rule change, generally referred to as SuperMontage, currently expected to become effective early in the third quarter of 2002, which will significantly change the nature of trading in Nasdaq-quoted securities and could have a similar and increased adverse effect on Instinet's business. Instinet competes with Nasdaq as a trading venue for Nasdaq-quoted stocks, and Nasdaq has also applied for status as a for-profit exchange. A number of Instinet's other competitors have also applied for and/or been granted status as an exchange, which may afford them certain competitive advantages that Instinet does not have. The financial services industry generally, and the securities brokerage business in which Instinet engages in particular, is very competitive, and competition is expected to continue to intensify in the future. In particular, Instinet has experienced intense price competition in recent years, which has resulted in a decline in both market share and revenue. This trend is expected to continue.

The NASD regulates the activities of Instinet's US broker-dealer subsidiaries and also operates and regulates the Nasdaq market. The NASD is thus able to propose and seek to obtain SEC approval of rule changes that can be to Nasdaq's competitive benefit as a securities marketplace and to Instinet's competitive disadvantage. Reuters is unable to predict at this time the impact of any proposed or potential changes to the regulatory environment in which Instinet and its affiliates operate, which may include additional changes to the Nasdaq marketplace considered by the NASD or the adoption by authorities in other jurisdictions of new methods for regulating electronic over-the-counter trading. Any such regulatory changes may cause Instinet and its affiliates to incur substantial compliance costs, or impair their ability to conduct their businesses, or to compete effectively.

Reuters does not have management control over some of its ventures
Reuters has entered into a number of joint ventures which it does not control, such as its Radianz joint venture. In addition, Reuters does not have management control over a number of companies in which it has invested, including TSI, where Reuters voting interests are restricted to 49%. Although Reuters generally seeks board representation or other means of participating in the management of companies or joint ventures in which it invests, Reuters ability to affect the performance of these companies or joint ventures may be limited where it does not exercise management control.

Reuters may be exposed to adverse governmental action in countries where it conducts reporting activities
As the world's largest news and information agency, Reuters may suffer discriminatory tariffs or other forms of adverse government intervention due to the nature of its editorial and other reporting activities.

Reuters may not be able to realise the anticipated benefits of the Bridge acquisition
Success of the Bridge acquisition will depend, among other things, on the ability of Reuters to realise the anticipated synergies, cost savings and growth opportunities from the acquisition and the integration of the acquired businesses, which will entail substantial expenditures and resources to effect. In addition, Reuters has agreed to provide certain data collection, aggregation and delivery services, administration services and other transitional services to Moneyline Telerate, the purchaser of certain other business operations from Bridge, including the Telerate business worldwide and the BridgeStation/BridgeFeed business in Europe and Asia, that are currently dependent on the assets and operations Reuters acquired. Provision of these services may require a substantial devotion of resources and potentially delay or impair Reuters ability to fully integrate the acquired Bridge businesses. In turn, Reuters ability to operate the businesses it acquired in Europe and Asia is dependent in part on the assets and operations acquired by Moneyline Telerate. Moneyline Telerate has agreed to provide Reuters necessary services in these areas. If it fails to do so, the businesses acquired by Reuters could be adversely affected.

FINANCIAL STATEMENTS
PROFIT AND LOSS ACCOUNT

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER

	Notes	2001 £m	Restated 2000 £m	Restated 1999 £m

Revenue: Group and share of joint ventures		3,990	3,678	3,160
less share of joint ventures revenue		(105)	(86)	(35)
Continuing operations		3,787	3,592	3,125
Acquisitions		98	–	–
Group revenue	1	3,885	3,592	3,125
Operating costs	2	(3,583)	(3,181)	(2,576)
Continuing operations		337	411	549
Acquisitions		(35)	–	–
Operating profit		302	411	549
Share of operating losses of joint ventures		(46)	(17)	(6)
Impairment of investments in joint ventures	16	(16)	–	–
Share of operating losses of associates		(39)	(16)	(11)
Impairment of investment in associate	16	(26)	–	–
Profit on disposals of subsidiary undertakings	31	216	10	52
Profit on disposals of fixed assets/investments		18	291	50
Income from fixed asset investments		3	5	2
Amounts written off fixed asset investments	16	(245)	(30)	–
Net interest (payable)/receivable	3	(9)	3	(4)

Profit on ordinary activities before taxation		158	657	632
Taxation on profit on ordinary activities	4	(107)	(136)	(196)

Profit on ordinary activities after taxation		51	521	436
Equity minority interests		(5)	–	–

Profit attributable to ordinary shareholders		46	521	436
Dividends	5	(140)	(224)	(206)

(Loss)/retained profit		(94)	297	230

Basic earnings per ordinary share	6	3.3p	37.1p	30.9p
Diluted earnings per ordinary share	6	3.2p	36.5p	30.4p
The profit for the year has been computed on an unmodified historical cost basis.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 31 DECEMBER
	Notes	2001 £m	Restated 2000 £m	Restated 1999 £m

Profit attributable to ordinary shareholders		46	521	436
Unrealised gain on deemed partial disposal of subsidiary	31	11	–	–
Unrealised gains on formation of joint ventures and associates		–	73	–
Unrealised gain on deemed partial disposal of associate		–	39	–
Unrealised gains on disposals of fixed asset investments		–	13	–
Translation differences taken directly to reserves		23	40	10

Total recognised gains and losses relating to the year		80	686	446

Prior year adjustment (see note 24)		51

Total gains and losses recognised since last annual report		131

Restated following adoption of FRS 19 (see note 24). A detailed statement showing the movement in capital and reserves is set out in note 26.

NOTES ON THE CONSOLIDATED PROFIT AND LOSS ACCOUNT
1. SEGMENTAL ANALYSIS
The tables below show a segmental analysis of revenue, costs and profit which reflects the way Reuters was managed at 31 December 2001. During the periods under review the Group has been managed on a divisional basis, comprising Reuters Information, Reuters Trading Solutions (together referred to as Reuters Financial), Reuterspace and Instinet. For comparability the divisional results for 1999 exclude Reuters Business Briefing (RBB) and TIBCO Software Inc. (TSI). RBB is now part of the Factiva joint venture, which became effective in July 1999. TSI was floated on the Nasdaq stock market in July 1999 and is accounted for as an associate.

By division	2001 £m	% change	2000 £m	% change	1999 £m

Revenue
Reuters Information	1,836	6%	1,737	7%	1,619
Reuters Trading Solutions	878	7%	822	5%	780
Bridge	73	–	–	–	–

Reuters Financial	2,787	9%	2,559	7%	2,399
Reuterspace	255	8%	235	50%	157

Reuters	3,042	9%	2,794	8%	2,556
Instinet	854	6%	804	53%	525

Divisional revenue	3,896	8%	3,598	17%	3,081
TSI/RBB	–	–	–	–	52
Share of joint ventures revenue	105	22%	86	146%	35
Intra-group revenue	(11)	58%	(6)	(16%)	(8)

Gross revenue	3,990	8%	3,678	16%	3,160
Less share of joint ventures revenue	(105)	22%	(86)	146%	(35)

Group revenue	3,885	8%	3,592	15%	3,125

Costs
Reuters Financial	(2,246)	10%	(2,042)	7%	(1,916)
Reuterspace	(315)	4%	(302)	76%	(172)

Reuters	(2,561)	9%	(2,344)	12%	(2,088)
Instinet	(676)	4%	(647)	63%	(396)

Divisional costs	(3,237)	8%	(2,991)	20%	(2,484)
TSI/RBB	–	–	–	–	(59)
Business Transformation costs	(164)	18%	(139)	–	–
Other restructuring costs	(99)	–	–	–	–
Intra-group costs	11	58%	6	(16%)	8

Group costs	(3,489)	12%	(3,124)	23%	(2,535)

Divisional profit
Reuters Financial	541	4%	517	7%	483
Reuterspace	(60)	(10%)	(67)	346%	(15)

Reuters	481	7%	450	(4%)	468
Instinet	178	13%	157	22%	129
Net currency (loss)/gain	(13)	–	2	(67%)	6

Divisional profit	646	6%	609	1%	603
Business Transformation costs	(164)	18%	(139)	–	–
Other restructuring costs	(99)	–	–	–	–
TSI/RBB	–	–	–	–	(7)

Total	383	(18%)	470	(21%)	596

Goodwill and other intangibles
Reuters Financial	(47)	37%	(34)	(14%)	(39)
Reuterspace	(20)	39%	(14)	367%	(3)

Reuters	(67)	40%	(48)	14%	(42)
Instinet	(14)	30%	(11)	147%	(5)

Total amortisation	(81)	36%	(59)	26%	(47)

Operating profit	302	(26%)	411	(25%)	549

Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.

The geographical analysis of performance reflects the revenues earned and operating costs incurred in each area excluding centrally managed costs which include development, editorial, divisional and corporate support costs and amortisation of goodwill and other intangible assets. It does not purport to show geographical profitability.

By geography	2001 £m	% change	2000 £m	% change	1999 £m

Revenue
Europe, Middle East and Africa	1,838	9%	1,689	3%	1,643
The Americas	1,502	12%	1,344	37%	979
Asia/Pacific	545	(3%)	559	11%	503

	3,885	8%	3,592	15%	3,125

Operating costs where incurred
Europe, Middle East and Africa	(1,091)	7%	(1,023)	8%	(948)
The Americas	(996)	11%	(899)	22%	(737)
Asia/Pacific	(231)	(13%)	(264)	4%	(255)

	(2,318)	6%	(2,186)	13%	(1,940)

Contribution
Europe, Middle East and Africa	747	12%	666	(4%)	695
The Americas	506	14%	445	84%	242
Asia/Pacific	314	6%	295	19%	248

	1,567	12%	1,406	19%	1,185

Central costs
Other	(989)	15%	(858)	34%	(642)
Business Transformation costs	(164)	18%	(139)	–	–
Other restructuring costs	(99)	–	–	–	–
Net currency (loss)/gain	(13)	–	2	(67%)	6

Operating profit	302	(26%)	411	(25%)	549

United Kingdom and Ireland revenue was £521 million (2000: £522 million, 1999: £541 million). With the exception of Instinet, Reuters products are sold primarily through a common geographical infrastructure and delivered over a number of communications networks.

The impact of the Bridge acquisition is reflected principally in the Americas (see note 31).

Revenue by type	2001 £m	% change	2000 £m	% change	1999 £m

Recurring	2,724	7%	2,537	9%	2,338
Usage	946	10%	863	42%	609
Outright	215	13%	192	8%	178

	3,885	8%	3,592	15%	3,125

Recurring revenue is derived from the sale of subscription services, including maintenance contracts. Usage revenue is principally derived from Instinet, Dealing 2000-2 and Dealing 3000 Spot Matching. Outright revenue comprises once-off sales including information and risk management solutions.

2. OPERATING COSTS

	2001

Cost by type	Continuing operations £m	Acquisitions £m	Total £m	% change	2000 £m	% change	1999 £m

Salaries, commission and allowances	1,264	35	1,299	20%	1,081	24%	869
Social security costs	81	2	83	2%	81	17%	69
Other, pension costs (see note 23)	61	2	63	12%	56	12%	49

Staff costs	1,406	39	1,445	19%	1,218	23%	987
Services	861	22	883	(1%)	895	40%	641
Depreciation	242	4	246	(11%)	276	(11%)	310
Data	318	22	340	15%	296	30%	227
Communications	313	22	335	37%	245	38%	178
Space	236	6	242	20%	202	17%	172
Cost of sales and other	44	1	45	45%	31	(21%)	39
Goodwill and other intangibles	64	17	81	37%	59	26%	47
Reimbursement of costs	(47)	–	(47)	21%	(39)	105%	(19)
Currency hedging activities – net loss/(gain)	2	–	2	–	(5)	(44%)	(9)
Foreign currency translation – net loss	11	–	11	–	3	–	3

	3,450	133	3,583	13%	3,181	23%	2,576

Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses. Reimbursement of costs comprises amounts received from joint ventures in respect of costs incurred by Reuters on their behalf.

Cost by function	2001 £m	% change	2000 £m	% change	1999 £m

Production and communications	1,826	6%	1,731	11%	1,556
Selling and marketing	706	14%	621	21%	513
Support services and administration	694	10%	633	36%	466
Business Transformation	263	89%	139	–	–
Goodwill and other intangibles	81	37%	59	26%	47
Net currency loss/(gain)	13	–	(2)	(67%)	(6)

	3,583	13%	3,181	23%	2,576

Costs include:

Development expenditure	294	(9%)	323	64%	197
Operating lease expenditure:
Hire of equipment	13	30%	10	11%	9
Other, principally property	108	30%	83	5%	79
Loss on disposal of tangible fixed assets	11	10%	10	(17%)	12
Advertising	34	(33%)	50	76%	29
Reversal of third-party data feed accrual	–	–	–	–	(25)

Fees payable to PricewaterhouseCoopers were as follows:
	2001 £m	% change	2000 £m	% change	1999 £m

Audit fees:
United Kingdom	0.9	–	0.9	(10%)	1.0
Overseas	1.3	44%	0.9	–	0.9

	2.2	22%	1.8	(5%)	1.9

Audit related services:
United Kingdom	0.2	(82%)	1.1	22%	0.9
Overseas	2.8	133%	1.2	(78%)	5.4

	3.0	30%	2.3	(48%)	6.3

Non-audit services:
United Kingdom	8.1	56%	5.2	37%	3.8
Overseas	1.8	(68%)	5.6	–	0.5

	9.9	(8%)	10.8	151%	4.3

	15.1	1%	14.9	19%	12.5

The United Kingdom audit fee of £0.9 million includes £10,000 in respect of the parent company audit. Non-audit services were as follows:
	2001 £m	% change	2000 £m	% change	1999 £m

Management consultancy	7.8	10%	7.1	344%	1.6
Taxation advice	2.1	(43%)	3.7	37%	2.7

	9.9	(8%)	10.8	151%	4.3

The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.

3. NET INTEREST RECEIVABLE/(PAYABLE)

	2001 £m	2000 £m	1999 £m

Interest receivable:
Listed investments	1	5	4
Unlisted investments	28	19	42
Share of joint ventures and associates interest (see note 16)	16	13	–

	45	37	46

Interest payable:
Bank loans and overdraft	(3)	(3)	(3)
Other borrowings	(51)	(31)	(47)

	(54)	(34)	(50)

	(9)	3	(4)

4. TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	2001 £m	Restated 2000 £m	Restated 1999 £m

UK corporation tax
Current tax on income for the period	37	292	91
Share of joint ventures and associates tax (see note 16)	(4)	–	–
Adjustments in respect of prior periods	(19)	(40)	9

	14	252	100
Double taxation relief	(23)	(264)	(14)

	(9)	(12)	86

Foreign tax
Current tax on income for the period	150	133	103
Share of joint ventures and associates tax	–	1	–
Adjustments in respect of prior periods	16	15	7

	166	149	110

Deferred taxation (see note 24)	(50)	(1)	–

	107	136	196

Reconciliation to the UK nominal tax rate:
Effective tax rate	67%	21%	31%
UK nominal tax rate	30%	30%	30%
Taxes as shown in these financial statements	107	136	196
Corporation tax on pre-tax profit at UK nominal rate	48	197	191

Difference	59	(61)	5

The difference is principally due to:
Non-tax deductible amortisation of goodwill and other intangibles	28	21	17
Book profit on TSI public share issues not taxable	–	(47)	(16)
Tax deduction arising from exercise of employee options	–	(60)	(1)
Book profit on Instinet IPO not taxable	(60)	–	–
Non-tax deductible investment impairments	86	–	–
Impact of restating for FRS19	–	11	(11)
Other differences	5	14	16

	59	(61)	5

The other differences are primarily due to overseas profits taxed at rates differing from those in the UK and the geographical mix of profits.

No tax is expected to fall due in respect of the disposal of fixed asset investments, subsidiaries and associates in 2001 (2000: £34 million).

There is no tax impact on the unrealised gains arising in 2001 (2000: £3 million charge on unrealised gains on disposals of fixed asset investments).

5. DIVIDENDS

	2001 £m	2000 £m	1999 £m

Interim paid	54	51	52
Final (2001 proposed)	86	173	154

	140	224	206

Per ordinary share	Pence	Pence	Pence

Interim paid	3.85	3.65	3.65
Final (2001 proposed)	6.15	12.35	11.00

	10.00	16.00	14.65

6. EARNINGS PER ORDINARY SHARE
Basic and diluted earnings per ordinary share are based on the profit attributable to ordinary shareholders and on the weighted average number of those shares in issue during the year. The weighted average number of shares in issue may be reconciled to the number used in the basic and diluted earnings per ordinary share calculations as follows:

Weighted average number in millions	2001	2000	1999

Ordinary shares in issue	1,431	1,426	1,424
Non-vested shares held by employee share ownership trusts	(27)	(22)	(15)

Basic earnings per share denominator	1,404	1,404	1,409
Issuable on conversion of options	28	24	20

Diluted earnings per share denominator	1,432	1,428	1,429

7. REMUNERATION OF DIRECTORS
The report on remuneration and related matters includes details of directors' emoluments, pension arrangements, long-term incentive plans and stock option plans; those details form part of these financial statements.

8. EMPLOYEE INFORMATION The average number of employees during the year was as follows:

By division	2001	2000	1999

Reuters Financial	14,099	13,018	13,344
Reuterspace	2,638	2,226	1,344
Instinet	2,251	2,021	1,379
TSI/RBB	–	–	595

	18,988	17,265	16,662

By location
Europe, Middle East and Africa	9,283	8,790	8,476
The Americas	6,998	6,064	5,676
Asia/Pacific	2,707	2,411	2,510

	18,988	17,265	16,662

By function
Production and communications	9,809	9,274	8,873
Selling and marketing	5,282	4,844	5,005
Support services and administration	3,897	3,147	2,784

	18,988	17,265	16,662

The above include:
Development staff	2,440	2,460	2,445
Journalists	2,250	2,071	2,040

The average number of employees during 2001 included 341 temporary staff.

CASH FLOW STATEMENT
CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER

	Notes	2001 £m	2000 £m	1999 £m

Net cash inflow from operating activities	9	887	852	821
Dividends received from associates		2	2	2
Returns on investments and servicing of finance
Interest received		30	25	50
Interest paid		(40)	(35)	(51)
Income from fixed asset investments		3	3	2

Net cash (outflow)/inflow from returns on investments and servicing of finance		(7)	(7)	1
Taxation paid		(173)	(159)	(167)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(276)	(274)	(256)
Sale of tangible fixed assets		6	20	1
Purchase of fixed asset investments		(73)	(304)	(166)
Sale of fixed asset investments		68	80	39

Net cash outflow on capital expenditure and financial investment		(275)	(478)	(382)
Acquisitions and disposals (including joint ventures and associates)	10	(89)	(146)	(27)
Equity dividends paid		(227)	(205)	(207)

Cash inflow/(outflow) before management of liquid resources and financing		118	(141)	41
Management of liquid resources Net (increase)/decrease in short-term investments	10	(448)	(2)	476
Financing
Proceeds from the issue of shares	26	16	28	25
Shares repurchased		–	–	(25)
Net increase/(decrease) in borrowings	10	350	126	(542)

Net cash inflow/(outflow) from financing		366	154	(542)

Increase/(decrease) in cash	11	36	11	(25)

	Notes	2001 £m	2000 £m	1999 £m

Reconciliation of net cash flow to movement in net funds
Increase/(decrease) in cash		36	11	(25)
Cash (inflow)/outflow from movement in borrowings		(350)	(126)	542
Cash outflow/(inflow) from movement in liquid resources		448	2	(476)

Change in net funds resulting from cash flows		134	(113)	41
Net funds arising on acquisitions		15	12	–
Translation differences		23	26	3

Movement in net funds/(debt)		172	(75)	44
Opening net (debt)/funds	11	(34)	41	(3)

Closing net funds/(debt)	11	138	(34)	41

NOTES ON THE CONSOLIDATED PROFIT AND LOSS ACCOUNT
9. NET CASH INFLOW FROM OPERATING ACTIVITIES Operating profit is reconciled to net cash inflow from operating activities as follows:

	2001 £m	2000 £m	1999 £m

Operating profit	302	411	549
Depreciation	246	276	310
Amortisation of goodwill and other intangibles	81	59	47
Decrease/(increase) in stocks	4	(3)	1
Increase in debtors	(6)	(414)	(236)
Increase in creditors	254	504	112
Loss on disposal of fixed assets	11	10	12
Amortisation of interests in own shares	12	18	18
Other, principally translation differences	(17)	(9)	8

Net cash inflow from operating activities	887	852	821

10. ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2001 £m	2000 £m	1999 £m

Acquisitions and disposals (including joint ventures and associates) Cash consideration:
Subsidiary undertakings (see note 31)	(373)	(130)	(31)
Joint ventures (see note 31)	(44)	(47)	(3)
Associated undertakings (see note 31)	(22)	(31)	(3)
Loans to joint ventures and associates	(9)	–	–
Deferred payments for acquisitions in prior years	(3)	(8)	(1)

	(451)	(216)	(38)
Less cash acquired	5	8	4

	(446)	(208)	(34)
Cash received from disposals (including deemed disposals):
Subsidiary undertakings	357	21	7
Associated undertakings	–	41	–

	(89)	(146)	(27)

Management of liquid resources
Increase in term deposits	(1,242)	(3,719)	(3,920)
Decrease in term deposits	1,176	3,842	4,277
Purchase of certificates of deposit	(31)	(108)	(226)
Sale of certificates of deposit	30	113	352
Purchase of listed/unlisted securities	(1,566)	(989)	(360)
Sale of listed/unlisted securities	1,185	859	353

	(448)	(2)	476

Financing
Increase/(decrease) in short-term borrowings	300	99	(799)
Increase in long-term borrowings	50	27	257

	350	126	(542)

11. ANALYSIS OF NET FUNDS

				Bank/other borrowings

	Cash at bank and in hand £m	Overdrafts £m	Total cash and overdrafts £m	Short-term investments £m	Falling due within one year £m	Falling due after more than one year £m	Total £m

31 December 1999	119	(114)	5	490	(193)	(261)	41
Cash flow	(4)	15	11	2	(99)	(27)	(113)
Exchange movements	2	–	2	24	–	–	26
Arising on acquisition	–	–	–	14	(2)	–	12

31 December 2000	117	(99)	18	530	(294)	(288)	(34)
Cash flow	20	16	36	448	(300)	(50)	134
Exchange movements	1	(3)	(2)	26	(1)	–	23
Arising on acquisition	–	–	–	15	–	–	15

31 December 2001	138	(86)	52	1,019	(595)	(338)	138

12. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS
A substantial portion of Reuters revenue is receivable in foreign currencies with terms of payment up to six months in advance. As such, Reuters is subject to currency exposure from committed revenue and additionally, to interest rate risk from borrowing and the investment of cash balances. Reuters seeks to limit these risks by entering into a mix of derivative financial instruments, which include forward contracts, options (including cylinders), swaps and forward rate agreements. For a more detailed discussion see Reuters Group treasury management.

If the derivative financial instruments were considered separately from the underlying future revenue and interest, Reuters would be subject to market risk on these financial instruments from fluctuations in currency and interest rates. Reuters only enters into such derivative financial instruments to hedge (or reduce) the underlying exposure described above. There is, therefore, no net market risk on such derivative financial instruments and only a credit risk from the potential non-performance by counterparties. The amount of this credit risk is generally restricted to any hedging gain and not the principal amount hedged.

Derivative instruments held at 31 December were:

			2001			2000			1999

	Gross contract amounts £m	Carrying value £m	Fair value £m	Gross contract amounts £m	Carrying value £m	Fair value £m	Gross contract amounts £m	Carrying value £m	Fair value £m

Currency management Foreign exchange forward contracts:
Contracts in profit	110	–	13	187	1	11	159	–	8
Contracts in loss	143	–	(3)	116	–	(5)	131	–	(11)
Foreign currency options:
Contracts in profit	163	–	1	337	2	4	234	–	8
Contracts in loss	148	–	(2)	267	–	(11)	234	–	(1)

	564	–	9	907	3	(1)	758	–	4

Interest rate management
Interest rate swaps	337	–	–	254	–	(2)	254	–	(17)
Interest rate collars	–	–	–	–	–	–	100	–	–
Forward rate agreements	–	–	–	–	–	–	235	–	–

	337	–	–	254	–	(2)	589	–	(17)

The following table provides an analysis by currency of foreign exchange forward contracts and options held for currency hedging purposes as at 31 December.

		2001		2000		1999

	Forwards %	Options %	Forwards %	Options %	Forwards %	Options %

Euro	22	90	16	53	28	48
Japanese yen	31	–	24	–	30	–
US dollar	23	10	42	47	21	50
Other	24	–	18	–	21	2

Total	100	100	100	100	100	100

Foreign exchange forward contracts and options mature at dates up to two years from the balance sheet date. Interest rate swaps commence and mature at various dates through to November 2004.

The fair values of foreign currency and interest rate management instruments are estimated on the basis of market quotes, discounted to current value using market-quoted interest rates.

The weighted average variable rate payable on the interest rate swaps used to alter the currency and interest rate profile of debt issues at 31 December was 4% (2000: 6%, 1999: 7%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

All derivative instruments are unsecured. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of 'A3/A–' or higher.

Tables containing information on hedging gains and losses are set out in treasury management.

Carrying and fair values of group financial assets and liabilities at 31 December were:

		2001		2000		1999

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Derivative instruments	–	9	3	(3)	–	(13)
Other financial assets:
Fixed asset investments	140	160	371	529	127	733
Long-term debtors	15	15	19	19	19	19
Short-term investments and cash	1,157	1,160	647	647	609	609
Other financial liabilities:
Short-term borrowings	(681)	(681)	(393)	(393)	(307)	(307)
Long-term borrowings	(338)	(338)	(288)	(286)	(261)	(244)
Other long-term financial liabilities	(10)	(10)	(11)	(11)	(12)	(12)

The fair value of fixed asset investments is the carrying value unless the investment has a readily determinable market value which is higher.

The fair value of listed short-term investments was based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.

The fair value of short-term borrowings approximated to the carrying value due to the short maturity of the investments.

The fair value of long-term liabilities is after taking into account the effect of interest rate swaps.

Short-term debtors and creditors have been excluded from the above analysis and all other disclosures in this note, other than the currency risk disclosures.

Financial instrument sensitivity analysis
The analysis below summarises the sensitivity of the fair value of the Group's financial instruments to hypothetical changes in market rates. Fair values are the present value of future cash flows based on market rates at the valuation date.

The estimated adverse changes in the fair value of financial instruments are based on an instantaneous:

i)	1% increase in the specific rate of interest from the levels effective at 31 December 2001 with all other variables remaining constant; and
ii)	10% weakening in the value of sterling against all other currencies from the levels applicable at 31 December 2001 with all other variables remaining constant.

	Fair value changes arising from

	Fair value £m	1% increase in interest rates (adverse) £m	10% weakening in £ against other currencies (adverse) £m

Currency swaps and interest rate swaps	–	(3)	(2)
Foreign exchange:
Forward contracts	10	–	(23)
Currency options	(1)	–	(9)

	9	(3)	(34)

Monetary assets and liabilities by currency, after cross currency swaps, excluding the functional currency of each operation at 31 December 2001, were:

	Net foreign currency monetary assets/(liabilities)

	Sterling £m	US dollar £m	Euro £m	Swiss franc £m	Japanese yen £m	Hong Kong dollar £m	Other £m	Total £m

Functional currency of operation:
Sterling	–	31	59	77	(50)	(31)	66	152
US dollar	96	–	38	2	13	28	2	179

	96	31	97	79	(37)	(3)	68	331

Net currency gains and losses arising from monetary assets and liabilities not in the functional currency of an operation are recognised in its profit and loss account. Those arising from the translation of US dollar functional currency financial statements into sterling (principally Instinet) are recognised in the statement of total recognised gains and losses.

The currency and interest rate profile of the Group's financial assets at 31 December 2001 was:

			Cash and short-term investments		Fixed rate investments

	Total £m	Non-interest bearing £m	Floating rate investments £m	Fixed rate investments £m	Weighted average interest rate at 31 December %	Weighted average time for which rate is fixed Years

Sterling	188	12	176	–	–	–
US dollar	909	120	654	135	3%	2
Other	215	23	192	–	–	–

31 December 2001	1,312	155	1,022	135	3%	2

31 December 2000	1,037	390	563	84	6%	2
31 December 1999	755	146	565	44	6%	2

Sterling and US dollar short-term floating rate investments include £301 million (2000: £73 million, 1999: £202 million) of money market deposits which mature within three months of the balance sheet date. Interest on floating rate investments is earned at rates based on local money market rates.

Fixed rate investments are those investments which have an interest rate fixed for a period of greater than one year.

The currency and interest rate profile of the Group's financial liabilities, after allowing for interest rate and cross currency swaps, at 31 December 2001 was:

	Borrowings

	Total £m	Other financial liabilities £m	Floating rate borrowings £m	Fixed rate borrowings £m

Sterling	931	3	928	–
US dollar	34	–	34	–
Euro	41	–	41	–
Other	23	7	16	–

31 December 2001	1,029	10	1,019	–

31 December 2000	692	11	681	–
31 December 1999	580	12	568	–

The floating rate borrowings comprise bank loans and overdrafts bearing interest at rates based on local money market rates, commercial paper and medium term notes. The weighted average interest rate on bank borrowings at 31 December 2001 was 4% (2000: 6%, 1999: 5%).

Total financial liabilities are repayable as follows:

		2001		2000		1999

	Borrowings £m	Other financial liabilities £m	Borrowings £m	Other financial liabilities £m	Borrowings £m	Other financial liabilities £m

Within one year	681	4	393	1	307	–
Between one and two years	137	6	88	6	39	2
Between two and five years	201	–	200	4	222	10

	1,019	10	681	11	568	12

In December 2001, Reuters Group PLC entered into syndicated credit facilities for £500 million to support borrowings from commercial paper markets. This replaced a facility of £500 million, which was terminated by Reuters when its availability period fell to less than one year. The new facility is at variable interest rates based on LIBOR, the London Interbank Offer Rate, is committed and may be drawn and redrawn up to one month prior to its maturity in December 2006. At 31 December 2001, the facility was undrawn.

In March 1998 Reuters established a Euro Commercial Paper Programme. This provides access to £1.5 billion of uncommitted short-term finance of which £998 million was unused at 31 December 2001. In December 1998 Reuters established a £1.0 billion Euro Medium Term Note Programme of which £577 million was unused at 31 December 2001.

In addition, at 31 December 2001 the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £780 million, at money market rates varying principally between 1% and 8%, depending on the currency.

BALANCE SHEET

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER
	Notes	2001 £m	Restated 2000 £m	Restated 1999 £m

Fixed assets
Intangible assets	14	498	237	177
Tangible assets	15	691	632	698
Investments:	16
Investments in joint ventures:
Share of gross assets		270	237	29
Share of gross liabilities		(118)	(79)	(16)
		152	158	13
Share of net assets of associates		329	353	95
Other investments		293	488	222

		1,963	1,868	1,205

Current assets
Stocks	17	3	7	4
Debtors:
Amounts falling due within one year	18	1,302	1,289	850
Amounts falling due after more than one year	18	113	59	46
Short-term investments	19	1,019	530	490
Cash at bank and in hand		138	117	119

		2,575	2,002	1,509
Creditors: Amounts falling due within one year	20	(2,709)	(2,295)	(1,679)

Net current liabilities		(134)	(293)	(170)

Total assets less current liabilities		1,829	1,575	1,035
Creditors: Amounts falling due after more than one year	21	(344)	(310)	(284)
Provisions for liabilities and charges:
Pensions and similar obligations	23	(58)	(50)	(39)
Deferred taxation	24	(30)	(28)	(23)
Other provisions	25	(124)	(34)	(26)

Net assets		1,273	1,153	663

Capital and reserves	26
Called-up share capital		358	357	355
Share premium account		89	71	42
Other reserve		(1,717)	(1,717)	(1,717)
Capital redemption reserve		1	1	1
Profit and loss account reserve		2,378	2,441	1,982

Shareholders' equity		1,109	1,153	663
Equity minority interests		164	–	–

Capital employed		1,273	1,153	663

Also see the balance sheet of Reuters Group PLC.

The consolidated profit and loss account and accompanying notes, the consolidated cash flow statement and accompanying notes, the consolidated balance sheet and accompanying notes and the balance sheet of Reuters Group PLC and accompanying notes, which have been prepared under the historical cost contention and the accounting policies and the summary of differences between UK and US generally accepted accounting principles were approved by the directors on 15 February 2002.

Tom Glocer Chief Executive	David Grigson Chief Financial Officer

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS FOR THE YEAR ENDED 31 DECEMBER
	2001 £m	Restated 2000 £m	Restated 1999 £m

(Loss)/retained profit	(94)	297	230
Unrealised gain on deemed partial disposal of subsidiary	11	–	–
Unrealised gain on formation of joint ventures and associates	–	73	–
Unrealised gain on deemed partial disposal of associate	–	39	–
Unrealised gain on disposal of fixed asset investments	–	13	–
Translation differences taken directly to reserves	23	40	10
Shares issued during the year	16	28	25
Shares repurchased during the year	–	–	(25)

Net movement in shareholders' equity	(44)	490	240
Opening shareholders' equity	1,153	663	423
(Originally £1,102 million (2000: £601 million, 1999: £372 million) before adding prior year adjustment of £51 million (2000: £62 million, 1999: £51 million))

Closing shareholders' equity	1,109	1,153	663

NOTES ON THE CONSOLIDATED BALANCE SHEET
13. SEGMENTAL ANALYSIS
The tables below show total assets and non-interest bearing net assets by division and by location on a basis consistent with the segmental analysis of profit in note 1. For the reasons discussed in that note, the assets in any location are not matched with the revenue earned in that location.

	Total assets			Non-interest bearing net assets

By division	2001 £m	2000* £m	1999* £m	2001 £m	2000* £m	1999* £m

Reuters Financial	1,175	919	926	518	335	430
Reuterspace	200	420	162	108	315	110
Instinet	1,067	1,030	656	121	234	214
Central	2,096	1,501	970	388	303	(132)

Total assets/non-interest bearing net assets	4,538	3,870	2,714	1,135	1,187	622
Interest bearing net assets/(liabilities)				138	(34)	41

				1,273	1,153	663

	Total assets			Non-interest bearing net assets

By location	2001 £m	2000* £m	1999* £m	2001 £m	2000* £m	1999* £m

Europe, Middle East and Africa	2,500	1,975	1,419	507	667	503
The Americas	1,396	1,171	530	668	655	196
Asia/Pacific	241	258	194	64	74	66
Central	401	466	571	(104)	(209)	(143)

Total assets/non-interest bearing net assets	4,538	3,870	2,714	1,135	1,187	622

Fixed assets	1,963	1,868	1,205
Current assets	2,575	2,002	1,509

	4,538	3,870	2,714

* Restated

Central total assets by division consist principally of all cash and short-term investments plus interests in own shares, joint ventures and associates. Central total assets by location consist principally of those assets held by head office operations together with unamortised goodwill and other intangibles.

14. INTANGIBLE ASSETS

	Goodwill £m	Trade names £m	Technology know-how £m	Total £m

Cost
31 December 2000	644	–	–	644
Additions	222	33	92	347
Disposals	(20)	–	–	(20)

31 December 2001	846	33	92	971

Amortisation
31 December 2000	(407)	–	–	(407)
Disposals	15	–	–	15
Charged in the year	(75)	(1)	(5)	(81)

31 December 2001	(467)	(1)	(5)	(473)

Net Book Amount
31 December 2001	379	32	87	498

31 December 2000	237	–	–	237

15. TANGIBLE ASSETS

	Freehold property £m	Leasehold property £m	Computer systems equipment £m	Office equipment and motor vehicles £m	Total £m

Cost
31 December 2000	199	188	1,535	285	2,207
Translation differences	–	2	10	2	14
Additions	7	62	164	43	276
Acquisitions	18	1	29	9	57
Disposals	(1)	(12)	(157)	(19)	(189)

31 December 2001	223	241	1,581	320	2,365

Depreciation
31 December 2000	65	98	1,218	194	1,575
Translation differences	–	1	6	1	8
Charged in the year	6	13	182	45	246
Acquisitions	–	–	–	5	5
Disposals	–	(1)	(143)	(16)	(160)

31 December 2001	71	111	1,263	229	1,674

Net book amount
31 December 2001	152	130	318	91	691

31 December 2000	134	90	317	91	632

Net book amount of leasehold property			2001 £m	2000 £m	1999 £m

Long-term leaseholds			38	19	14
Short-term leaseholds			92	71	61

			130	90	75

Contracted capital commitments			9	18	15

16. INVESTMENTS

	Interests in own shares £m	Interests in joint ventures £m	Interests in associates £m	Other investments £m	Total £m

Net assets/cost
31 December 2000	117	150	332	371	970
Translation differences	–	–	11	–	11
Additions	48	46	22	35	151
Arising in year – share of:
Operating losses	–	(43)	(30)	–	(73)
Interest receivable	–	4	12	–	16
Taxation	–	5	(1)	–	4
Dividends received	–	–	(2)	–	(2)
Impairments	–	(16)	(26)	(245)	(287)
Amounts written off	(12)	–	–	–	(12)
Disposals	–	–	(5)	(21)	(26)

31 December 2001	153	146	313	140	752

Goodwill
31 December 2000	–	8	21	–	29
Arising in the year	–	1	4	–	5
Charged in the year	–	(3)	(9)	–	(12)

31 December 2001	–	6	16	–	22

Net book amount 31 December 2001
Net assets/cost	153	146	313	140	752
Goodwill	–	6	16	–	22

	153	152	329	140	774

31 December 2000
Net assets/cost	117	150	332	371	970
Goodwill	–	8	21	–	29

	117	158	353	371	999

Listed investments at 31 December 2001
Carrying value	153	–	291	26	470
Market value	208	–	1,123	46	1,377

Had all listed investments been disposed of on 31 December 2001, tax of approximately £4 million would have been payable on the assumption that none of the earnings would be repatriated. The market value excludes 8.7 million TSI shares held by Reuters, which are subject to options held by Reuters employees who worked at TIBCO Finance Technology Inc., a former Reuters subsidiary which was merged into other Reuters businesses in 2001.

Impairments have been recognised in respect of certain joint ventures and associates. In those cases carrying values have been restated to expected net realisable values.

Impairment write-downs have also been made in respect of certain other fixed asset investments; carrying values have been revised to directors' valuations where the diminution in value is expected to be permanent.

The net book amount of interests in own shares represents the cost less amounts written off in respect of 31 million Reuters ordinary shares held by employee share ownership trusts (ESOTs). These were acquired on the open market using funds provided by Reuters. The write-off reflects employee interests under incentive plans, which are charged against profit over the vesting period of the awards (see report on remuneration and related matters). The ESOTs have waived dividend and voting rights on these shares.

Other investments consist principally of Greenhouse Fund investments and Stock Exchange seats.

17. STOCKS
	2001 £m	2000 £m	1999 £m

Contract work in progress	5	7	4
Less progress payments	(3)	(2)	(2)

	2	5	2
Equipment stocks	1	2	2

	3	7	4

18. DEBTORS

Amounts falling due within one year	2001 £m	Restated 2000 £m	Restated 1999 £m

Trade debtors	299	288	197
Less allowance for doubtful accounts	(47)	(31)	(28)

	252	257	169
Instinet counterparty debtors	621	662	432
Other debtors	160	134	80
Prepayments and accrued income	79	83	58
Deferred taxation (see note 24)	86	91	98
Amounts owed by joint ventures and associates	104	62	13

	1,302	1,289	850

Amounts falling due after more than one year
Other debtors	15	19	19
Deferred taxation (see note 24)	98	40	27

	113	59	46

19. SHORT-TERM INVESTMENTS

		2001 £m	2000 £m	1999 £m

Listed
Government securities:	UK	–	–	2
	Overseas	55	127	180
Other deposits	Overseas	342	48	–

		397	175	182

Unlisted
Certificates of deposit	UK	1	2	1
Term deposits:	UK	70	67	156
	Overseas	74	8	100
Other deposits:	UK	61	9	21
	Overseas	416	269	30

		622	355	308

		1,019	530	490

20. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2001 £m	2000 £m	1999 £m

Trade creditors	188	183	118
Accruals	510	465	352
Instinet counterparty creditors	709	570	328
Deferred income	68	78	50
Amounts owed to joint ventures and associates	118	76	18
Other creditors	66	58	42
Other taxation and social security	49	54	47

	1,708	1,484	955
Bank overdrafts	86	99	114
Bank loans	7	25	2
Other borrowings	588	269	191
Current UK corporation and overseas taxation	234	245	263
Proposed dividend	86	173	154

	2,709	2,295	1,679

Current UK corporation and overseas taxation comprises:
	2001 £m	2000 £m	1999 £m

UK corporation tax	102	72	138
Overseas taxes	132	173	125

	234	245	263

21. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2001 £m	2000 £m	1999 £m

Term notes and commercial paper	337	287	261
Bank borrowings	1	1	–
Accruals	2	15	14
Amounts owed to joint ventures	4	7	9

	344	310	284

The maturity profile of all bank overdrafts, bank loans and other borrowings is given in note 12.

22. CONCENTRATION OF CREDIT RISK
Reuters Group is exposed to concentrations of credit risk. Reuters Group invests in UK and US government securities and with high credit quality financial institutions. Reuters limits the amount of credit exposure to any one financial institution. The Group is also exposed to credit risk from its trade debtors, which are concentrated in the financial community. Reuters Group estimates that approximately 63% of its subscribers are financial institutions, 23% are corporations in other sectors of the business community, 6% are from the news media and 8% are government institutions and individuals worldwide (2000: 60%, 25%, 7% and 8% respectively).

Instinet is exposed to the possibility of trades between its counterparties failing to settle. Due to the settlement mechanisms employed, the maximum exposure is generally limited to the market movement between the trade date and the settlement date. There are no material unprovided off-balance sheet exposures or positions in respect of trades undertaken on or prior to 31 December 2001.

23. PENSIONS AND SIMILAR OBLIGATIONS
Reuters Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.

Defined contribution plans
Reuters Group operates 31 defined contribution plans covering approximately 66% of its employees, of which the largest plan, the Reuters Pension Fund, covers approximately 15% of employees. Members of this plan contribute 6% of basic salaries and Reuters is required to make an annual contribution of 9.525% of members' basic salaries regardless of the funding status of the plan. Reuters does not have the ability to recover assets held by the plan, nor can it be required to make additional payments to the plan over and above the annual contributions referred to above. Custodial responsibility for the assets of the plan rests with two substantial and independent UK investment managers.

Defined benefit plans
The Group also operates 33 defined benefit plans covering approximately 14% of employees. Individually, these plans are of a relatively minor nature. They are subject to regular valuations based on the accepted actuarial practice and standards within the country in which the plan is established. The largest plans are directly invested and others are invested in insurance contracts. The remainder are internally funded in accordance with local practice with provisions in the subsidiary undertakings to recognise the pension obligations.

Where necessary, additional provisions have been established for the Group's plans in accordance with UK Statement of Standard Accounting Practice 24 based on independent actuarial advice.

Post-retirement medical benefits
In the US, the Group provides unfunded post-retirement medical benefits to certain US employees. The principal assumptions used in the most recent actuarial valuation undertaken during 2001 were that the growth in health care costs would decrease from 11% per annum per head in 2001 to 5% by 2007 and remain at 5% thereafter.

The movement on pension provisions and similar obligations was as follows:

	2001 £m	2000 £m	1999 £m

Opening balance	50	39	36
Profit and loss account (see note 2):
Defined contribution plans	40	38	36
Defined benefit plans	18	15	10
Post-retirement medical benefits	5	3	3

	63	56	49

Utilised in the year	(55)	(45)	(46)

Closing balance	58	50	39

FRS 17 disclosures
In November 2000, FRS 17 'Retirement Benefits' was issued and will be fully implemented by Reuters in 2003. The tables below set out the transitional disclosures required in accordance with the standard for the current year.

The most recent actuarial valuations were carried out at various dates between 31 December 1999 and 31 December 2001. The results of these valuations were updated to 31 December 2001 by independent qualified actuaries.

The financial assumptions used at 31 December 2001 were:

Assumptions weighted by value of liabilities % per annum

		UK pension plans	Overseas pension plans	Post- retirement medical benefits

Rate of increase in salaries		4.25%	3.42%	–
Rate of increase in pensions		2.50%	1.72%	–
Discount rate		5.75%	4.99%	7.25%
Rate of price inflation		2.50%	1.79%	–
Medical trend rate		In 2001: 11.00% decreasing to 5.00% in 2007

Assumptions weighted by value of liabilities % per annum

		UK pension plans	Overseas pension plans	Post- retirement medical benefits

Expected rate of return on assets:
Equities		8.25%	7.53%	–
Bonds		5.75%	4.16%	–
Other		5.50%	4.79%	–

The assets in the schemes at 31 December 2001 were:
			Market value

	UK pension plans £m	Overseas pension plans £m	Post- retirement medical benefits £m	Total £m

Equities	21	59	–	80
Bonds	6	41	–	47
Other	9	8	–	17

Total	36	108	–	144

The following amounts at 31 December 2001 were measured in accordance with the requirements of FRS 17.
	UK pension plans £m	Overseas pension plans £m	Post- retirement medical benefits £m	Total £m

Total market value of schemes' assets	36	108	–	144
Present value of the schemes' liabilities	(56)	(100)	(31)	(187)

(Deficit)/surplus in the schemes	(20)	8	(31)	(43)

(Deficit)/surplus that would be recognised in the balance sheet	(20)	8	(31)	(43)

Made up of:
Total surpluses	–	16	–	16
Total deficits	(20)	(8)	(31)	(59)

Related deferred tax asset	6	–	12	18
Made up of:
Deferred tax assets	6	3	12	21
Deferred tax liabilities	–	(3)	–	(3)

Net pension (liability)/asset	(14)	8	(19)	(25)
Made up of:
Net pension asset	–	13	–	13
Net pension liability	(14)	(5)	(19)	(38)

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss account reserve at 31 December 2001, would be as follows:

				£m

Net assets per consolidated balance sheet				1,273
Add: net pension liability already recognised in net assets				24

Net assets before impact of FRS 17				1,297
Net pension liability arising from FRS 17				(25)

Net assets after impact of FRS 17				1,272

Consolidated profit and loss account reserve				2,378
Add: net pension liability already recognised in profit and loss account reserve				24

Profit and loss account reserve before impact of FRS 17				2,402
Net pension liability arising from FRS 17				(25)

Profit and loss account reserve after impact of FRS 17				2,377

24. DEFERRED TAXATION LIABILITIES/(ASSETS)

	2001 £m	Restated 2000 £m	Restated 1999 £m

Opening balance:
As previously reported	(103)	(51)	(40)
Prior year adjustment	–	(51)	(62)

Restated	(103)	(102)	(102)
Balance sheet reclassification	(1)	–	–
Profit and loss account	(50)	(1)	–

Closing balance	(154)	(103)	(102)

The closing balance is analysed below:

Timing differences:
Fixed asset related	(40)	(35)	(39)
Other	(114)	(68)	(63)

	(154)	(103)	(102)

In 2000 the UK Accounting Standards Board issued Financial Reporting Standard 19, 'Deferred Tax' (FRS19). Reuters Group has implemented the standard which requires full provision to be made for deferred tax assets and liabilities arising from timing differences between recognition in the financial statements and in the tax computation. The cumulative effect of implementing FRS19 has been treated as a prior year adjustment.

Reuters has provided for all potential deferred tax liabilities in respect of timing differences and has provided for deferred UK income and foreign withholding taxes that will be triggered by the expected future remittance of dividends by overseas subsidiary undertakings. Reuters has not provided for deferred UK income and foreign withholding taxes relating to unremitted earnings where remittance of these earnings has not been accrued or where no binding agreement to distribute exists. Reuters estimates that these unrecognised taxes would total approximately £664 million at 31 December 2001 assuming repatriation at that date. The increase from 2000 (£593 million) arises from an increase in unremitted overseas earnings.

Total timing differences at 31 December 2001	Assets £m	Valuation allowance £m	Liabilities £m	Net £m

Fixed asset related	(58)	–	18	(40)
Unrecognised tax losses	(64)	32	–	(32)
Other	(110)	–	28	(82)

	(232)	32	46	(154)

The valuation allowance increased by £3 million during 2001. Where appropriate deferred tax assets and liabilities are shown net for balance sheet presentation purposes. The net deferred tax balance has been analysed as:

	2001 £m	Restated 2000 £m	Restated 1999 £m

Deferred tax asset (included in debtors – see note 18)	(184)	(131)	(125)
Deferred tax liability (included in provisions for liabilities and charges)	30	28	23

25. OTHER PROVISIONS The movement in other provisions during 2001 was as follows:

	Rationalisation £m	Legal/ compliance £m	Property £m	Other £m	Total £m

31 December 2000	18	6	4	6	34
Charged against profit	113	5	1	1	120
Utilised in the year	(16)	(9)	(1)	(2)	(28)
Released	–	–	(1)	(1)	(2)

31 December 2001	115	2	3	4	124

At the end of 2000, the costs of a number of incomplete rationalisation programmes were provided for. During 2001 these programmes were implemented and a number of new ones were introduced in respect of the Business Transformation programme and further headcount reductions in response to market conditions. The majority of the rationalisation provision at 31 December 2001 relates to the restructuring programme and will be utilised during 2002.

The legal/compliance provision represents the expected cost of settling disputes arising from contractual arrangements with third-party suppliers.

The ongoing rationalisation of business premises occupied by Reuters, particularly within the UK, has resulted in the need to provide for unavoidable future rental costs. Property provisions also reflects Reuters contractual liability at the balance sheet date, to make good dilapidations under ongoing rental agreements.

26. CAPITAL AND RESERVES

	Called-up share capital £m	Capital redemption reserve £m	Share premium account £m	Other reserve £m	Profit and loss account reserve £m	Share- holders' equity £m

31 December 1998:
As previously reported	354	–	16	(1,717)	1,719	372
Prior year adjustment (see note 24)	–	–	–	–	51	51

Restated	354	–	16	(1,717)	1,770	423
Shares issued during the year	2	–	26	–	(3)	25
Shares repurchased during the year	(1)	1	–	–	(25)	(25)
Translation differences	–	–	–	–	10	10
Retained earnings for the year	–	–	–	–	230	230

31 December 1999 (restated)	355	1	42	(1,717)	1,982	663
Shares issued during the year	2	–	29	–	(3)	28
Unrealised gain on formation of joint ventures and associates	–	–	–	–	73	73
Unrealised gain on deemed partial disposal of associate	–	–	–	–	39	39
Unrealised gain on disposal of fixed asset investments	–	–	–	–	13	13
Translation differences	–	–	–	–	40	40
Retained earnings for the year	–	–	–	–	297	297

31 December 2000 (restated)	357	1	71	(1,717)	2,441	1,153
Shares issued during the year	1	–	18	–	(3)	16
Unrealised gain on deemed partial disposal of subsidiary	–	–	–	–	11	11
Translation differences	–	–	–	–	23	23
Loss for the year	–	–	–	–	(94)	(94)

31 December 2001	358	1	89	(1,717)	2,378	1,109

During 2001 £19 million was received by Reuters Group PLC on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £16 million to the Group for the issue of these shares and the balance of £3 million comprised contributions from subsidiary undertakings.

Cumulative translation gains at 31 December 2001 totalled £45 million (2000: cumulative gains £22 million, 1999: cumulative losses £18 million).

Share capital and reserves in the 1997 consolidated balance sheet were restated on a pro forma basis. The pro forma share capital as at 31 December 1997 represented the pro forma nominal value of shares in issue of Reuters Group PLC immediately prior to a capital reorganisation. Differences between this amount and the previously reported capital and reserves, excluding the profit and loss account reserve, represent the merger difference and have been reflected in Other reserve.

27. SHARE CAPITAL

	2001 £m	2000 £m	1999 £m

Authorised
One Founders Share of £1	–	–	–
49,998 redeemable preference shares of £1	–	–	–
2,100 million ordinary shares of 25 pence each	525	525	525

	525	525	525

Allotted, called-up and fully paid
One Founders Share of £1	–	–	–
Ordinary shares of 25 pence each	358	357	355

	358	357	355

Number of ordinary shares of 25 pence each (millions)	1,432.1	1,429.1	1,422.7

Shares allotted/(repurchased) during the year in millions	2001	2000	1999

Shares in Reuters Group PLC issued for cash under employee share schemes at prices ranging from 346 pence to 992 pence per share	3.0	6.4	5.8
Shares repurchased	–	–	(4.7)

	3.0	6.4	1.1

The rights attaching to the Founders Share are set out in the Reuters Trust Principles and the Founders Share Company.

28. EMPLOYEE SHARE OPTION PLANS

Reuters Group PLC operates share plans for the benefit of employees as explained in the report on remuneration and related matters. Since the flotation of Reuters Holdings PLC in 1984, 104 million shares have been issued under these plans.

Activity relating to share options to subscribe for new shares for the two years ended 31 December 2001 was as follows:

	Save-as-you- earn plans	Discretionary employee and executive plans	Plan 2000	Total	Weighted average exercise price £

Ordinary shares under option in millions (including ADSs):
31 December 1999	14.6	0.8	22.2	37.6	5.51
Granted	2.6	–	–	2.6	10.19
Exercised	(5.0)	(0.4)	(1.0)	(6.4)	4.43
Expired, cancelled or lapsed	(1.0)	–	(0.3)	(1.3)	5.77

31 December 2000	11.2	0.4	20.9	32.5	5.99
Granted	2.3	7.4	–	9.7	8.56
Exercised	(2.0)	(0.1)	(0.9)	(3.0)	5.10
Expired, cancelled or lapsed	(1.1)	–	–	(1.1)	7.98

31 December 2001	10.4	7.7	20.0	38.1	6.55

Number of participants at 31 December 2001	9,688	4,927	9,988

The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2001.

Range of exercise prices	Total shares under option (million)	Weighted average period remaining to full vesting (months)	Weighted average exercise price	Options exercisable at 31 December 2001 (million)	Exercisable weighted average exercise price

Ordinary shares
£3.01 – £5.00	1.6	13	£4.75	0.3	£4.62
£5.01 – £7.00	21.8	1	£5.57	18.4	£5.51
£7.01 – £9.00	10.6	23	£8.47	–	–
£9.01 – £11.00	2.5	23	£9.87	–	–
ADSs
$40.01 – $70.00	0.9	11	$57.74	–	–
$70.01 – $100.00	0.6	23	$85.25	–	–
$100.01 – $130.00	0.1	26	$119.50	–	–

	38.1			18.7

In August 1990 and January 1994, Reuters established employee share ownership trusts with the power to acquire shares in the open market. The trustee of both trusts, an offshore subsidiary of Reuters, is being managed under contract by an independent management company. Shares purchased by the trusts will be used either to meet obligations under the company's restricted share plans described in the report on remuneration and related matters or to satisfy the exercise of options granted, or to be granted, under other employee share option plans. Alternatively, new shares may be issued to satisfy these option obligations.

29. RELATED PARTY TRANSACTIONS

During the year, a number of transactions were carried out with related parties in the normal course of business and on an arm's length basis. Details of these transactions are shown below:

	31 December 2000 £m	Amounts invoiced £m	Amounts (collected)/ paid £m	31 December 2001 £m

Amounts receivable
Radianz	42	184	(149)	77
Factiva	17	41	(33)	25
Other	3	14	(15)	2

	62	239	(197)	104

Amounts payable
Radianz	(49)	(203)	173	(79)
Factiva	(19)	(28)	26	(21)
Other	(5)	(18)	17	(6)

	(73)	(249)	216	(106)

The above amounts relate to the rendering or receiving of services between both parties, including agency arrangements and licence agreements. The Other amounts principally comprise transactions with TIBCO Software.

In addition to the above amounts Reuters has a promissory note payable to Factiva with a balance of £7 million outstanding at the year end (2000: £10 million) and £9 million (2000: £nil) of cash held on deposit for the Capco joint venture which is repayable on demand.

30. OPERATING LEASES AND OTHER FINANCIAL COMMITMENTS Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

				2001 £m	2000 £m	1999 £m

Year ended 31 December
2000				–	–	79
2001				–	97	72
2002				102	82	64
2003				90	70	55
2004				77	59	45
2005				64	47	36
2006				57	40	32
Thereafter				385	285	234

Total minimum lease payments				775	680	617

At 31 December the Group had commitments to make payments during the following year under non-cancellable operating leases as follows:
	Land and buildings			Other

	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m

Operating leases which expire:
Within one year	11	13	7	4	1	1
In the second to fifth years	48	52	41	5	8	9
Over five years	49	37	29	–	–	–

Other financial commitments
At 31 December 2001, Reuters had a minimum commitment of £252 million under a service level agreement with Savvis for the provision of a network delivery mechanism for the Bridge assets acquired during the year.

31. ACQUISITIONS AND DISPOSALS
In September 2001, Reuters acquired certain of the Bridge businesses from Bridge Information Systems, Inc. During 2001, Reuters Group made a number of smaller acquisitions, including 100% of Diagram fip SA and 92% of ProTrader Group, LP. The acquisition of ProTrader gave rise to a deemed partial disposal of Reuters interest in Instinet. There were further deemed partial disposals arising from the initial public offering (IPO) of Instinet and the exercise of TSI stock options.

Reuters Group also made a number of investments in joint ventures and associates during the year, including 3 Times Square LLC, Capco and Icor Brokerage. In October 2001, Reuters disposed of its majority stake in VentureOne Corporation.

Acquisitions							Total subsidiaries £m	Total joint ventures and associates £m	Total £m
			Bridge			Others

	Book value £m	Fair value £m	Total Bridge £m	Book value £m	Fair value £m	Total others £m

Fixed assets:
Intangible	–	64	64	–	61	61	125	–	125
Tangible	41	9	50	3	–	3	53	–	53
Fixed asset investments	3	–	3	–	–	–	3	61	64
Current assets:
Cash	5	–	5	–	–	–	5	–	5
Other	8	9	17	22	–	22	39	–	39
Current liabilities	(14)	–	(14)	(15)	–	(15)	(29)	–	(29)

	43	82	125	10	61	71	196	61	257
Cash consideration:
Paid			(255)			(118)	(373)	(66)	(439)
Deferred			(1)			(12)	(13)	–	(13)
Equity consideration			–			(32)	(32)	–	(32)

Total consideration			(256)			(162)	(418)	(66)	(484)

Goodwill			131			91	222	5	227

The fair value adjustments in respect of intangible fixed assets are due to the recognition of £125 million relating to trade names and technology know-how, which have been independently valued. The fair value adjustments in respect of tangible fixed assets and current assets relate to valuation adjustments. There were no fair value adjustments in respect of joint ventures and associates.

Included within the Group profit and loss account are revenues of £73 million and operating losses including amortisation of £8 million in respect of the Bridge post-acquisition results. During 2001, Reuters booked costs of £17 million relating to the integration of Bridge. For the period 1 January 2001 to 28 September 2001, the acquired Bridge business recognised revenues of £214 million and an operating loss of £42 million.

The Bridge business was acquired from Bridge Information Systems, Inc. (BIS) on 28 September 2001. However, only certain of the assets and liabilities of BIS were acquired. In the circumstances, it is not practical to provide details of results for the Bridge business for financial periods before 2001. Since acquisition, the operations of the Bridge business have been largely integrated into Reuters core business. As a result it is impractical to isolate the post-acquisition cash flows of the Bridge business.

Deemed disposals
	Instinet £m	TSI £m	Total £m

Decrease in net assets	(102)	(9)	(111)
Consideration	313	2	315

Gain/(loss)	211	(7)	204

The gains arising on the deemed partial disposal of Instinet comprise £200 million generated by the IPO in May 2001 and an unrealised gain of £11 million arising from the acquisition of ProTrader. The TSI loss arose from the deemed partial disposal resulting from the exercise of stock options.

Other disposals VentureOne Corporation was disposed of on 12 October 2001 for net consideration of £18 million.

Reconciliation of gains
	Realised £m	Unrealised £m	Total £m

On deemed disposals	193	11	204
On disposal of VentureOne	16	–	16
On disposal of Greenhouse investments	35	–	35
On disposal of tangible fixed assets	(10)	–	(10)

Recorded in the profit and loss account	234	–	234

Recorded in the STRGL	–	11	11

32. SUBSIDIARY AND ASSOCIATED UNDERTAKINGS AND JOINT VENTURES

The principal subsidiary and associated undertakings and joint ventures at 31 December 2001, all of which are included in the consolidated financial statements, are shown below. The shares in Reuters Investments Limited are held by Reuters Group PLC. The shares in the other companies are held by Reuters Investments Limited or its wholly-owned subsidiaries.

Subsidiary undertakings
	Country of incorporation	Principal area of operation	Percentage of equity shares held

Instinet Group Incorporated	USA	USA	83
Reuters AG	Germany	Germany	100
Reuters America Inc.	USA	USA	100
Reuters Australia Pty Limited	Australia	Australia	100
Reuters Eastern Europe Limited	UK	Russia	100
Reuters España SA	Spain	Spain	100
Reuters Hong Kong Limited	Cook Islands	Hong Kong	100
Reuters Investments Limited	UK	UK	100
Reuters Italia SpA	Italy	Italy	100
Reuters Japan Kabushiki Kaisha	Japan	Japan	100
Reuters Limited	UK	Worldwide	100
Reuters Middle East Limited	Cook Islands	Middle East	100
Reuters Nederland BV	Netherlands	Netherlands	100
Reuters SA	Switzerland	Worldwide	100
Reuters Services SARL	France	France	100
Reuters Singapore Pte Limited	Singapore	Singapore	100
Reuters Transaction Services Limited	UK	Worldwide	100
Reuters Information Systems (Canada) Limited	Canada	Canada/USA	100

The financial years for the above subsidiary undertakings end on 31 December.

Associated undertakings and joint ventures
The principal associated undertakings and joint ventures at 31 December 2001 were:

TIBCO Software Inc.	USA	Worldwide	53
Factiva LLC (joint venture)	USA	Worldwide	50
Radianz Ltd. (joint venture)	UK	Worldwide	51

On a diluted basis, after deducting shares under option, Reuters interest in the equity of TIBCO Software reduces to 42%.

BALANCE SHEET OF REUTERS GROUP PLC
BALANCE SHEET OF REUTERS GROUP PLC AT 31 DECEMBER
	Notes	2001 £m	2000 £m	1999 £m

Fixed asset investment	33	8,681	8,679	8,655
Amounts owed by group undertakings		1,002	795	589
Other borrowings		(941)	(558)	(448)
Proposed dividends		(86)	(173)	(154)

Net assets		8,656	8,743	8,642

Capital and reserves	34
Called-up share capital		358	357	355
Capital redemption reserve		1	1	1
Share premium account		89	71	42
Merger reserve		6,788	6,788	6,788
Profit and loss account reserve		1,420	1,526	1,456

Capital employed		8,656	8,743	8,642

Profit attributable to ordinary shareholders		34	294	205

This balance sheet was approved by the directors on 15 February 2002.

Tom Glocer Chief Executive	David Grigson Chief Financial Officer

Advantage has been taken of the provisions of Section 230(3) of the Companies Act 1985 not to present a separate profit and loss account for Reuters Group PLC.

NOTES ON THE BALANCE SHEET OF REUTERS GROUP PLC
33. FIXED ASSET INVESTMENT The investment represents the shareholding of Reuters Group PLC in Reuters Investments Limited.

34. CAPITAL AND RESERVES

	Called- up share capital £m	Capital redemption reserve £m	Share premium account £m	Merger reserve £m	Profit and loss account reserve £m	Total £m

31 December 2000	357	1	71	6,788	1,526	8,743
Shares issued during the year	1	–	18	–	–	19
Loss for the year	–	–	–	–	(106)	(106)

31 December 2001	358	1	89	6,788	1,420	8,656

Following the approval of a High Court Scheme of Arrangement, the majority of the issued share capital of Reuters Holdings PLC was acquired by Reuters Group PLC in February 1998. The merger reserve and profit and loss account reserve arose as a result of this transaction.

The loss for the year mainly represents dividends paid to shareholders.

ACCOUNTING POLICIES
Accounting basis
The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. In 2000 the UK Accounting Standards Board issued Financial Reporting Standard 19 'Deferred Tax' (FRS 19). Reuters has implemented the standard which requires full provision to be made for deferred tax assets and liabilities arising from timing differences between recognition in the financial statements and in the tax computation. The cumulative impact of FRS 19 relating to previous years has been recognised in the financial statements as a prior year adjustment and comparative figures for 2000 and 1999 have been restated. The effect in the year to 31 December 2000 was to reduce profit after tax by £11 million, increase profit after tax by £11 million in the year to 31 December 1999 and increase the value of group reserves by £51 million to 31 December 1998. The effect in the year to 31 December 2001 was to decrease tax on profit on ordinary activities by £18 million and to increase profit for the financial year by £18 million.

Basis of consolidation The consolidated financial statements include:
a.	The financial statements of Reuters Group PLC and its subsidiaries to 31 December. The results of subsidiaries are included for the period during which they are a member of the Group.
b.	Reuters share of the post-acquisition results of associated undertakings and joint ventures. Investments in associated undertakings and joint ventures are included at Reuters share of the net assets and unamortised goodwill at the dates of acquisition plus the Group's share of post-acquisition reserves.

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

Treasury
Reuters receives revenue and incurs expenses in more than 60 currencies and uses financial instruments to hedge a portion of its net cash flow and operating profit. Profits and losses from hedging activities are matched with the underlying cash flows and profits being hedged. Those relating to trading cash flows are reported as part of profit and those relating to capital expenditure programmes are adjusted against the cost of the assets to which they relate.

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

Revenue
Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of equipment applicable to the year. Revenue from contracts for the outright sale of software systems are recognised at the time of client acceptance. Short-term contracts are accounted for on a completed contract basis. Long-term contracts are accounted for in accordance with the contractual terms either on a percentage of completion basis or on a time and materials as incurred basis.

Transaction products usage revenue is accounted for on a trade date basis.

Securities transactions
Securities transactions between Instinet counterparties which pass through Instinet and in its role as agency brokers, are recorded on a settlement date basis and, therefore, are only reflected in the balance sheet if there is a failure to settle. Revenues and related expenses arising from such securities transactions are accrued from the date of the transaction.

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

Tangible fixed assets Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives:
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

Debt issuance
Medium term notes and commercial paper are stated at the amount of the net proceeds plus accrued interest or any discount or premium. Discounts or premia to the nominal value are amortised over the term of the issue. Costs associated with debt issuance are charged against profit over the life of the instrument.

Foreign currency swap agreements and forward contracts are used to convert non-sterling debt into sterling. Interest rate swaps, swaptions and forward rate agreements are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivatives are recognised as adjustments to interest expense over the period of the contract.

Leasing Operating lease rentals are charged against profit on a straight line basis over the period of the lease.

Deferred taxation
Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or an event that has occurred at the balance sheet date gives rise to an obligation to pay more tax in the future or a right to pay less tax in the future.

However deferred tax assets are only recognised to the extent that, based on all available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Goodwill and other intangible assets
Purchased goodwill and other intangibles are capitalised and amortised through the profit and loss account on a straight line basis over their estimated useful economic lives which are between five and 20 years depending on the nature of the business acquired. Impairment reviews are carried out at the end of the first financial year after acquisition and where there is any indication of impairment.

Interest in shares of Reuters Group PLC
Shares held by the employee share ownership trusts are recorded in the balance sheet within fixed asset investments at cost including expenses less amounts written off.

Fixed asset investments Fixed asset investments are held at cost net of permanent diminution in value as assessed by the directors.

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

c. Joint ventures and associated undertakings
Under UK GAAP, the difference between the book value and fair value of the assets contributed to joint ventures and associates are recognised in the statement of total recognised gains and losses. Under US GAAP, the difference is released to the income statement over the anticipated life of the assets contributed to the venture.

Under UK GAAP, Reuters has recorded an impairment of an associate. Under US GAAP, the impairment charge has been adjusted to reflect the lower carrying value of the associate.

Under UK GAAP, stock compensation expenses are not required to be recorded in respect of certain joint ventures and associates stock option plans. Under US GAAP, the Group's share of the results of joint ventures and associates have been adjusted to reflect stock compensation charges where appropriate.

Under UK GAAP, the transfer to a joint venture of employees that held unvested stock options does not give rise to a charge against profit. Under US GAAP, the stock awards are considered to be held by non-employees and a stock option expense relating to the fair value of the unvested awards is included in 'share of operating loss in joint ventures' over the remaining vesting period.

d. Gains on deemed disposal of subsidiary and associated undertakings
Under UK GAAP, gains on the deemed partial disposal of subsidiary and associated undertakings involving non-qualifying consideration are recorded in the statement of total recognised gains and losses. Under US GAAP, these gains are recorded in the profit and loss account.

e. Gains on fixed asset investments
Under UK GAAP, gains on the sale of fixed asset investments for non-cash consideration are recorded in the statement of total recognised gains and losses. Under US GAAP, these gains are recorded in the profit and loss account.

Under UK GAAP, fixed asset investments are held in the balance sheet at cost net of permanent diminution in value as assessed by the directors. Under US GAAP, fixed asset investments which are available for sale are stated at fair value with unrealised gains or losses included in the statement of comprehensive income. Under US GAAP, broker-dealer fixed asset investments are stated at fair value with unrealised gains or losses included in the income statement.

f. Goodwill adjustments
Under UK GAAP, all goodwill is amortised. Under US GAAP, certain provisions of Financial Accounting Standard (FAS) 142, 'Goodwill and Other Intangible Assets' became effective on 1 July 2001. Accordingly, under US GAAP, goodwill arising on acquisitions completed after 30 June 2001 is not amortised.

UK GAAP require purchased goodwill to include an estimate of the fair value of any contingent consideration. Under US GAAP, contingent consideration is usually only recognised as a component of goodwill when the contingency is resolved.

g. Employee costs
Reuters grants options under save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, the discount is regarded as employee compensation and is accrued over the vesting period of the grants.

Under UK GAAP, no compensation charge is recorded when the vesting terms of an option award are accelerated, or when an option plan is amended with substantially similar terms as the old plan. Under US GAAP, additional compensation cost is recognised when the vesting of an option has been accelerated and those options would otherwise have been forfeited unvested. Additional compensation cost is also recognised where a new measurement date is established following the amendment of a stock option plan where the exercise price is less than the market value of the underlying shares on the new measurement date.

Under UK GAAP, the liability for national insurance on stock options is accrued for based on the intrinsic value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

h. Derivative instruments
Under US GAAP, the Group adopted FAS 133, 'Accounting for Derivative Instruments and Hedging Activities' as amended by FAS 138, on 1 January 2001. FAS 133 introduced new rules in respect of hedge accounting and the recognition of movements in fair value through the income statement. As a result of the adoption, all derivatives and embedded derivative instruments, whether designated in hedging relationships or not, are carried on the balance sheet at fair value.

The company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133. Accordingly, changes in the fair value of derivative instruments have been included within current earnings under US GAAP. The company plans no significant change in its risk management strategies due to the adoption of FAS 133.

Under UK GAAP, the company has continued to apply hedge accounting and is not required to record all of its derivative instruments on the balance sheet at fair value.

i. Taxes on income
Prior to the adoption of FRS 19 under UK GAAP, deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for in accordance with FAS 109, 'Accounting for Income Taxes' on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. Deferred tax also arises in relation to the tax effect of the other US GAAP adjustments.

Following the adoption of FRS 19, the recognition of deferred tax on timing differences under UK and US GAAP is more closely aligned.

j. Dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP, dividends and any related tax credit are given effect only in the period in which dividends are formally declared.

k. Shares held by employee share ownership trusts (ESOTs)
Under UK GAAP, shares held by the ESOTs are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders' equity.

The effects of these differing accounting principles are shown in notes 35, 36, 37 and 38.

Cash flow statement
The cash flow statement has been prepared in conformity with UK Financial Reporting Standard No 1 (Revised) Cash Flow Statements. The principal differences between this statement and cash flow statements presented in accordance with FAS 95 are as follows:

1.	Under UK GAAP, net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance and (b) taxes paid. Under US GAAP, net cash flow from operating activities is determined after these items.

2.	Under UK GAAP, capital expenditure is classified separately while under US GAAP, it is classified as an investing activity.
3.	Under UK GAAP, dividends paid are classified separately while under US GAAP, dividends paid are classified as financing activities.
4.	Under UK GAAP, movements in short-term investments are not included in cash but classified as management of liquid resources. Under US GAAP, short-term investments with a maturity of three months or less at the date of acquisition are included in cash.

5.	Under UK GAAP, movements in bank overdrafts are classified as movements in cash while under US GAAP, they are classified as a financing activity.
Set out below is a summary consolidated cash flow statement under US GAAP:
	2001 £m	2000 £m	1999 £m

Net cash inflow from operating activities	709	688	657
Net cash outflow from investing activities	(364)	(624)	(409)
Net cash inflow/(outflow) from financing activities	85	(54)	(610)

Net increase/(decrease) in cash and cash equivalents under US GAAP	430	10	(362)
Net increase/(decrease) in cash under UK GAAP (see notes 4-5 above)	36	11	(25)

NOTES ON SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)
35. ADJUSTMENTS TO NET INCOME
		2001 £m	2000¹ £m	1999¹ £m

Profit attributable to ordinary shareholders in accordance with UK GAAP		46	521	436
US GAAP adjustments:
a.	Software revenue recognition	(8)	(6)	2
b.	Capitalised website development costs	–	3	–
b.	Amortisation of software and website development costs	(5)	(2)	(2)
c.	Joint ventures and associated undertakings	22	(16)	–
d.	Gains on deemed disposal of subsidiaries/associated undertakings	11	25	–
e.	Gains on fixed asset investments	29	16	–
f.	Goodwill adjustments	2	(3)	(2)
g.	Employee costs	(11)	(22)	(8)
h.	Derivative instruments	4	–	–
i.	Income taxes
	application of FAS 109	4	10	24
	tax effect of US GAAP adjustments	(5)	8	1
Minority interest in US GAAP adjustments		(2)	–	–

Income before cumulative effect of change in accounting principle		87	534	451
Cumulative effect of change in accounting principle for FAS 133		7	–	–
Tax effect of change in accounting principle		(2)	–	–

Net income attributable to ordinary shareholders in accordance with US GAAP		92	534	451

		2001 pence	2000 pence	1999 pence

Earnings and dividends Before accounting change Basic earnings per ADS in accordance with US GAAP		37.5	228.1	192.1
Diluted earnings per ADS in accordance with US GAAP		36.8	224.3	189.5
After accounting change Basic earnings per ADS in accordance with US GAAP		39.5	228.1	192.1
Diluted earnings per ADS in accordance with US GAAP		38.7	224.3	189.5

Dividend paid per ADS (including UK tax credit)		108.0	97.7	97.7

Weighted average number of shares used in basic EPS calculation (millions)		1,404	1,404	1,409
Issuable on conversion of options		28	24	20

Used in diluted EPS calculation		1,432	1,428	1,429

36. ADJUSTMENTS TO SHAREHOLDERS' EQUITY

		2001 £m	2000¹ £m	1999¹ £m

Capital employed before minority interest in accordance with UK GAAP		1,109	1,153	663
US GAAP adjustments:
a.	Software revenue recognition	(14)	(6)	–
b.	Capitalised software development costs, net of amortisation	1	6	4
c.	Investments in joint venture and associated undertakings	(64)	(81)	–
e.	Fixed asset investments	50	159	606
f.	Goodwill adjustments	2	4	4
g.	Liabilities	(52)	(73)	(42)
h.	Derivative instruments	14	–	–
i.	Deferred taxes	(18)	(33)	(185)
j.	Dividends not formally declared or paid during the year	86	174	154
k.	Shares held by employee share ownership trusts	(153)	(117)	(95)
Minority interest in US GAAP adjustments		(2)	–	–

Shareholders' equity in accordance with US GAAP		959	1,186	1,109

¹Changes in accounting for deferred tax following adoption of UK Financial Reporting Standard 19 has led to a prior period adjustment under UK GAAP. There has been no corresponding change in US accounting standards. The prior period reconciliation has therefore been restated.

37. STATEMENT OF COMPREHENSIVE INCOME

	2001 £m	2000 £m	1999 £m

Net income in accordance with US GAAP	92	534	451
Other comprehensive income, net of tax:
Unrealised (losses)/gains on certain fixed asset investments:
arising during year	(109)	(270)	425
less amounts taken to net income, net of losses	–	(43)	(10)
Foreign currency translation differences	26	40	10
Derivative instruments:
cumulative effect of change in accounting principle for FAS 133	(2)	–	–
less amounts taken to net income	2	–	–

Comprehensive income in accordance with US GAAP	9	261	876

38. SUMMARISED BALANCE SHEET (US GAAP BASIS)

	2001 £m	2000 £m	1999 £m

Assets Fixed tangible assets	1,299	1,584	1,534
Current assets	2,462	1,892	1,405
Other assets	113	60	46
Goodwill and other intangibles	499	247	188

Total assets	4,373	3,783	3,173

Liabilities and shareholders' equity Current liabilities	2,628	2,130	1,556
Long-term liabilities	572	458	362
Deferred taxes	48	9	146
Minority interest	166	–	–
Shareholders' equity before deductions	1,163	1,349	1,236
Shares held by employee share ownership trusts	(204)	(163)	(127)

Total shareholders' equity	959	1,186	1,109

Total liabilities and shareholders' equity	4,373	3,783	3,173

Goodwill and other intangibles are net of accumulated amortisation of £551 million (2000: £477 million, 1999: £415 million). Software development costs are net of accumulated amortisation of £18 million (2000: £16 million, 1999: £14 million).

Additional disclosures required by US GAAP
Employee costs
The Group has complied with FAS 123, 'Accounting for Stock-Based Compensation'. Reuters has continued to apply the methodologies set out in APB Opinion 25, 'Accounting for Stock Issued to Employees' and other US GAAP literature in calculating its US GAAP adjustments for share option plans and awards of share rights. Had Reuters elected to recognise compensation expense based upon the fair value at grant date for awards made in 1996 to 2001 under these plans consistent with the alternative methodology set out in FAS 123, net income in 2001 in accordance with US GAAP would have been £60 million lower (2000: £2 million lower, 1999: £8 million lower) and earnings per ADS and diluted earnings per ADS, would both have been 23.7 pence lower (2000: 1.0 pence lower, 1999: 3.6 pence lower) than the figures shown above.

Fair values
Fair value of options granted are estimated using a European binomial option pricing model. The range of assumptions applied to options granted are:

	2001	2000	1999

Dividend yield	0% – 1.9%	1.2% – 1.7%	1.7%
Volatility	54% – 70%	44% – 52%	34% – 44%
Risk free investment rates	4.3% – 6.5%	6.7% – 6.8%	5.2%

Derivative instruments
The Group recorded a transition benefit adjustment of £5 million net of taxes of £2 million within current income and a net-of-tax transition expense of £2 million within other comprehensive income to reflect the cumulative change in accounting principle upon adoption of FAS 133.

The current year gain on derivative instruments of £4 million includes a loss of £2 million relating to amounts reclassified out of other comprehensive income. At 31 December 2001, the balance sheet includes derivative assets of £18 million and derivative liabilities of £4 million.

Goodwill
Under UK GAAP in 2001 goodwill amortisation expense of £5 million arose on acquisitions completed after 30 June 2001. This has been reversed under US GAAP in accordance with FAS 142.

Bridge acquisition
In September, Reuters completed the acquisition of the core North American equities information business and certain other businesses of Bridge Information Systems, Inc., and its subsidiaries, which had been in bankruptcy proceedings since the beginning of 2001. The total purchase consideration, which included interim funding to Bridge and its network provider, SAVVIS Communications Corporation ('Savvis'), was £256 million. The acquired Bridge businesses include content, analytics and trading applications primarily for financial institutions and their customers, as well as Bridge Trading, a licensed broker-dealer. The transaction is expected to greatly enhance Reuters presence in the US buy-side market and allow Reuters to expand its product offering as well as connect its international customer base with Bridge's largely US clientele.

Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements
US GAAP
In July 2001, the Financial Accounting Standards Board (FASB) issued FAS 141 'Business Combinations' which supersedes APB Opinion 16 'Business Combinations'. FAS 141 requires the purchase method of accounting to be used for business combinations initiated after 30 June 2001 and eliminates the pooling-of-interests method. In addition, FAS 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain.

In July 2001, the FASB also issued FAS 142 'Goodwill and Other Intangible Assets'. The provisions of FAS 142 are required to be applied starting with fiscal years beginning after 15 December 2001. Certain provisions are also applicable to acquisitions completed by the Group subsequent to 30 June 2001. FAS 142 supersedes APB Opinion 17 'Intangible Assets' and requires, among other things, the discontinuance of amortisation related to goodwill and indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually.

The Group has applied the non-amortisation provisions of FAS 142 to goodwill acquired in the Bridge and ProTrader acquisitions. For all other existing goodwill and intangible assets, Reuters will adopt FAS 142 on 1 January 2002. Due to the extensive effort needed to comply with adopting FAS 141 and FAS 142, it is not practicable to estimate reasonably the impact of adopting these statements on the Reuters financial statements at the date of this report, including whether any transitional impairment loss will be required to be recognised as the cumulative effect of a change in accounting principles.

In July 2001, the FASB issued FAS 143 'Accounting for Asset Retirement Obligations' which is effective for fiscal years beginning after 15 June 2002. FAS 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are then capitalised as part of the carrying amount of the long-lived asset. Reuters will adopt FAS 143 no later than 1 January 2003. The adoption of FAS 143 is not expected to have a material impact on the consolidated financial statements.

In August 2001, the FASB issued FAS 144 'Accounting for the Impairment or Disposal of Long-Lived Assets' which is effective for fiscal years beginning after 15 December 2001. FAS 144 supersedes FAS 121 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of' and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Reuters will adopt FAS 144 no later than 1 January 2002. The adoption of FAS 144 is not expected to have a material impact on the consolidated financial statements.

INFORMATION FOR SHAREHOLDERS

MAJOR SHAREHOLDERS

Ordinary shares
As of 15 February 2002, there were 1,390,525,637 ordinary shares outstanding, excluding 41,733,929 ordinary shares owned by certain employee share ownership trusts (see note 16).

Reuters has received notice under section 198 of the Companies Act 1985, that on 15 February 2002, the following parties held notifiable interests in Reuters shares:

	Number of shares	Percentage of issued share capital

Capital Group Companies, Inc.	52,498,236	3.7%
Barclays Bank PLC	43,569,667	3.0%
Legal & General Investment Management	43,205,188	3.0%

The Founders Share
Reuters is dedicated to preserving its independence, integrity and freedom from bias in the gathering and dissemination of news and information. The Reuters Founders Share Company Limited was established to safeguard those qualities and holds a single Founders Share. This share may be used to outvote all ordinary shares if other safeguards fail and there is an attempt to seize control of the company. ('Control', for this purpose, means 30% of the ordinary shares). The trustees of the Founders Share Company (who constitute both its members and directors) have a duty to ensure, as far as they are able by the proper exercise of the powers vested in them, that the Reuters Trust Principles are observed.

Reuters Trustees are nominated by a Nomination Committee which includes certain serving Reuters Trustees, one person nominated by each of four news associations, two persons appointed by the Chairman of Reuters and two persons appointed after consultation with the European Commission on Human Rights. A Reuters Trustee may not be a director or employee of Reuters Group.

The current Reuters Trustees are as follows:

Trustee since

Leonard Terry Berkowitz	1998
Sir Michael Checkland	1994
Dr. Claude Neville David Cole CBE	1984
Uffe Ellemann-Jensen	2001
Robert Francis Erburu	1999
Pehr Gustaf Gyllenhammar (Chairman)	1997
Toyoo Gyohten	2000
Jacques Martin Henri Marie de Larosière de Champfeu KBE	1999
John Hector McArthur	2001
Sir Christopher Leslie George Mallaby GC, MG, GCVO	1998
The Right Hon. The Baroness Noakes DBE	1998
Sir William Purves CBE, DSO	1998
Jaakko Kaarle Mauno Rauramo	1999
Ernest James Lyle Turnbull AO	1993
Richard John Winfrey	1987
Dr. Mark Wössner	2001

Each Reuters Trustee is normally required to retire at the annual general meeting (AGM) of the Founders Share Company following the fifth anniversary of his or her nomination, or last renomination and will be eligible for renomination (unless he or she has reached the age of 75).

Related party transactions
Related party transactions are principally with Radianz and Factiva. During 2001 and in accordance with inter-company agreements, Radianz provided Reuters with network services, totalling £203 million (see 'Material contracts'). Also during the year, Factiva provided picture archiving facilities and the internal use of its information product, Reuters Business Briefing, for a total cost of £28 million. Reuters provided both companies with technical and administrative support services of £184 million and £41 million respectively. In addition, Reuters purchased £14 million of development services from TSI.

Reuters has entered into arrangements with many of its subsidiaries in the normal course of business on commercial terms.

Reuters provides financial information services to many of the companies with which it shares a common director. These services totalled £77 million during 2001. It also purchased services totalling £16 million, of which £13 million was software development services from one of these companies.

All the above services were in the normal course of business and charged at commercial rates. The services are ongoing and continued at historical levels through the date of this report.

Under the terms of the agreement with Dow Jones & Co. relating to the formation of the Factiva joint venture, Reuters agreed to invest US$20 million in cash in the venture over a period of five years. This element of the agreement is evidenced by an interest free promissory note. At 31 December 2001 the balance outstanding under the note was US$10 million.

For further information on related party transactions see note 29.

TRADING MARKETS
1	Pension funds 32%
2	Insurance companies 16%
3	Investment funds and trusts (note 1) 14%
4	ADSs 8%
5	Individuals 5%
6	Corporate holdings 2%
7	Non-profit organisations 1%
8	Foreign governments 1%
9	Other (note 2) 21%

Note 1: Includes unit trusts and mutual funds. Note 2: Includes all holdings below 100,000 shares, except for individuals, whose holdings are analysed below this level.

The ordinary shares are traded on the London Stock Exchange and American Depositary Shares (ADSs), each representing six ordinary shares, are traded on the Nasdaq National Market System. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank, as Depositary under a Deposit Agreement, dated as of 18 February 1998 (the 'Deposit Agreement'), among Reuters Group, the Depositary and ADR holders.

The table below sets forth, for the periods indicated (i) the reported high and low sales prices for the ordinary shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on Nasdaq. The price information included for 1 January 1997 to 18 February 1998 (prior to the capital reorganisation) is for the ordinary shares of 2.5 pence each of Reuters Holdings PLC and the American Depositary Shares which represented them.

	The London Stock Exchange		Nasdaq

	Pounds per share		US dollars per ADS

	High	Low	High	Low

Annual market prices: 1997	7.82	5.55	76.750	56.000
1998	7.70	4.12	74.750	42.125
1999	10.11	4.86	100.000	50.250
2000	16.20	7.59	157.250	72.625
2001	11.58	5.26	103.437	46.000

Quarterly market prices: 2000 First quarter	16.20	7.59	157.250	72.625
Second quarter	12.92	8.69	126.000	75.500
Third quarter	14.52	11.89	128.250	101.750
Fourth quarter	13.54	10.38	119.500	86.000

2001 First quarter	11.58	7.70	103.437	67.875
Second quarter	10.94	7.70	93.230	66.875
Third quarter	9.25	5.26	76.990	46.000
Fourth quarter	8.15	5.68	69.000	50.880

Monthly market prices: 2001 August	8.87	7.60	75.680	66.900
September	7.86	5.26	66.760	46.000
October	6.90	5.68	60.510	50.880
November	8.15	6.71	69.000	57.800
December	7.85	6.69	67.500	57.040

2002 January	7.47	5.67	64.360	47.950
February (to 15 February)	6.00	5.33	51.210	46.500

Analysis of shareholders
As of 15 February 2002 there were 1,390,525,637 Reuters ordinary shares in issue, excluding ordinary shares held by employee share ownership trusts. There were 37,324 shareholders on the ordinary share register, analysed as in the chart left.

As of the same date 698,317 ordinary shares and ADRs evidencing 18,433,177 ADSs (representing 110,599,062 ordinary shares) were held on record in the US. These ordinary shares and ADRs were held by 245 record holders and 2,324 record holders, respectively and represented 0.05% or evidenced ADSs representing 7.95%, respectively, of the total number of ordinary shares outstanding. Since certain of these ordinary shares and ADRs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Dividends
The table below sets forth the amounts of interim, final and total dividends (excluding any associated UK tax credit discussed in UK taxation consequences) paid in respect of each fiscal year indicated. Pound sterling amounts per share have been translated into US cents per ADS (each representing six ordinary shares) at the actual rates of exchange used for each of the respective payments of interim and final dividends. The first section of the table shows the dividends paid as reported under UK GAAP. The second section of the table gives the amounts restated for the 1998 capital reorganisation and as reported under US GAAP.

Fiscal year ended December 31	Pence per share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

Dividends in accordance with UK GAAP
1997	3.10	9.90	13.00	29.40	98.81	128.21
1998	3.40	11.00	14.40	33.69	105.74	139.43
1999	3.65	11.00	14.65	35.03	104.15	139.18
2000	3.65	12.35	16.00	31.56	106.44	138.00
2001¹	3.85	6.15	10.00	33.29

Dividends retroactively restated in accordance with US GAAP
1997	3.58	9.90	13.48	33.95	98.81	132.76
1998[2]	108.02	11.00	119.02	1,058.10	105.74	1,163.84
1999	3.65	11.00	14.65	35.03	104.15	139.18
2000	3.65	12.35	16.00	31.56	106.44	138.00
2001¹	3.85	6.15	10.00	33.29

[1]	The final dividend in respect of 2001 is payable on 25 April 2002 to holders of ordinary shares on the register at 15 March 2002 and on 2 May 2002 to holders of ADSs on the register at 15 March 2002 and will be converted into US dollars from sterling at the rate prevailing on 2 May 2002.

[2]	The 1998 interim dividend amount in accordance with US GAAP consists of the interim dividend of 3.40 pence per share (33.69 cents per ADS) paid in September 1998 and the amount recorded as a dividend under the terms of the capital reorganisation consummated on 18 February 1998 of 104.62 pence per share (1,024.41 cents per ADS).

Future dividends will be aligned to the normalised earnings of Reuters excluding Instinet.

Memorandum and articles of association
The following description summarises certain material rights of holders of Reuters ordinary shares of 25 pence each and material provisions of the Memorandum and Articles of Association of Reuters Group (the Articles), the Memorandum and Articles of Association of Reuters Founders Share Company Limited and English law. The following description is a summary only and is qualified in its entirety by reference to the Articles, which have been filed with the SEC, and the UK Companies Act 1985, as amended (the Companies Act).

All of the outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Reuters from the holders of such shares.

In this description, the term holder refers to the person registered in Reuters register of members as the holder of the relevant share and the term 'beneficial owner' refers to a person other than the holder who has a beneficial interest in the relevant share. JPMorgan Chase Bank, which acts as Depositary under the Deposit Agreement relating to Reuters American Depositary Shares, or ADSs, is the holder of the ordinary shares represented by the outstanding ADSs.

General
Reuters is incorporated under the name Reuters Group PLC and is registered in England and Wales with registered number 3296375. The company's objects are set forth in the fourth clause of its Memorandum of Association and cover a wide range of activities, including the following:

•	collecting information and supplying news and information services and products;
•	acquiring and operating wireless installations, satellites and other means of communication;
•	utilising its communications capabilities to provide various financial and securities markets services; and
•	carrying on any other business supplemental to the foregoing or capable of enhancing the company's profitability or capitalising on its expertise.

The Memorandum of Association grants Reuters Group a broad range of corporate powers to effect these objectives.

The Reuters Trust Principles and the Founders Share Company
The Articles contain two sets of restrictions relating to the ownership of Reuters Group shares. These restrictions are intended to ensure continued compliance with the following principles (the Reuters Trust Principles) set out in the Articles:

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

For the purposes of the Reuters Trust Principles, the Articles define the term Reuters to mean Reuters Group and every subsidiary of Reuters Group from time to time supplying news services.

The first set of restrictions contained in the Articles applies to persons that become 'interested' in 15% or more of the ordinary shares outstanding at any time. The term 'interested' is defined in the Articles by reference to provisions of the Companies Act, which require persons to disclose to public companies interests in voting shares in excess of a prescribed percentage. Subject to certain exceptions, all shares held by a person who reaches the 15% limit will be disenfranchised and Reuters may further effect the involuntary disposition of any shares exceeding the 15% limit. This set of restrictions is more fully described below under 'Rights and restrictions attaching to Reuters shares - Restrictions on ownership - Disenfranchisement and disposal of excess interests.'

Second, Reuters share capital includes the Founders Share, which is held by the Founders Share Company, a company limited by guarantee consisting of individuals, referred to as the Reuters Trustees, who constitute both its members and directors. The Founders Share empowers the Founders Share Company to cast such number of votes as will pass any resolution supported by and defeat any resolution opposed by, the Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of Reuters. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. Under the Articles, the special rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of the Founders Share Company. The rights attaching to the Founders Share are described in more detail below under 'Rights and restrictions attaching to Reuters shares - Voting rights - Rights conferred by Founders Share.'

The restrictions on interests in ordinary shares and the extraordinary voting rights of the Founders Share may be characterised as anti-takeover provisions to the extent they are intended to prevent a bid for control of Reuters. Tender offers or other non-market acquisitions of shares are usually made at prices above the prevailing market price of a company's shares. Acquisitions of shares by persons attempting to acquire control through market purchases may support the price of shares at market levels higher than otherwise would be the case. The 'anti-takeover' provisions applicable to Reuters may be expected to preclude such offers.

Directors
The company's Articles provide for a Board of Directors consisting of not fewer than five nor more than 15 directors. The Articles require that, in performing their duties, the directors have due regard for the Reuters Trust Principles insofar as, by the proper exercise of their powers and in accordance with their other duties as directors, the directors may do so.

The Articles contain provisions that require the Board of Directors to include at least five non-executive directors before a new executive director can be appointed.

Under the Articles, a director may not vote in respect of any contract, arrangement or proposal in which the director, or any person connected with the director, has any material interest other than by virtue of the director's interests in securities of, or otherwise in or through, Reuters Group. This is subject to certain exceptions relating to proposals (a) giving the director any guarantee, security or indemnity in respect of obligations incurred at the request of or for the benefit of Reuters Group, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of the Group for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of the Group in which the director may be entitled to participate or will be interested as an underwriter, (d) concerning any other company in which the director is beneficially interested in less than one per cent of the issued shares of any class of the company or the voting rights available to its shareholders, (e) relating to the adoption, modification or operation of any employee benefits plan which will provide the director with the same benefits as other employees and (f) relating to any liability insurance that Reuters is empowered to purchase for its directors or employees in respect of actions undertaken as directors or officers of Reuters Group.

The compensation awarded to executive directors is decided by a remuneration committee, which consists exclusively of non-executive directors.

The directors are empowered to exercise all the powers of the Group to borrow money, subject to the limitation that the aggregate principal amount outstanding in respect of moneys borrowed by Reuters shall not exceed a sum equal to two and a half times Reuters share capital and aggregate reserves, calculated in the manner described in the Articles, and £5,000 million, unless sanctioned by an ordinary resolution of the company's shareholders.

At each annual general meeting of shareholders at least one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. The directors to retire by rotation at the annual general meeting include any director who is due to retire at the meeting by reason of age. A retiring director shall be eligible for re-election. For additional information see the directors' report and corporate governance.

A non-executive director is not required to hold shares of Reuters Group in order to qualify as a director. A director not holding any shares may nevertheless attend and speak at general meetings of Reuters.

Rights and restrictions attaching to Reuters shares
Dividends
Holders of ordinary shares are entitled to participate in the payment of dividends pro rata to their holdings. The Founders Share is not entitled to participate in the payment of dividends. The Board of Directors may propose and pay interim dividends and recommend a final dividend, in respect of any accounting period out of the profits available for distribution under English law. A final dividend may be declared by the shareholders in general meeting by ordinary resolution but no dividend may be declared in excess of the amount recommended by the Board.

The company may allot ordinary shares in lieu of cash dividends, subject to shareholder approval at the time the relevant dividend is declared. In addition, Reuters may declare and pay equivalent dividends to shareholders outside the United Kingdom in local currencies and pay such dividends to the Depositary for value on the payment date.

Voting rights
Rights conferred by ordinary shares. Voting at a general meeting of shareholders is by show of hands unless, before or on making known the result, a poll is demanded in accordance with the Articles. If voting is by show of hands, each holder of ordinary shares who is present in person has one vote. On a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every ordinary share held.

Holders of a substantial number of ordinary shares may be disenfranchised under the circumstances described under 'Restrictions on ownership' below.

Rights conferred by Founders Share. The Founders Share confers upon the Founders Share Company the right to cast such number of votes as are necessary to defeat any resolution which would vary or abrogate the rights of the Founders Share. The Articles provide that the alteration of specified articles relating to the Founders Share and the Reuters Trust Principles are deemed to constitute a variation of the rights of the Founders Share. In addition, any resolution proposing the winding up of Reuters voluntarily, by the Court, or any reconstruction of Reuters, or any resolution which would attach to any share voting rights not identical in all respects with those of the ordinary shares, is deemed to be a variation of the rights of the Founders Share.

Additionally, if there are, in the opinion of the Founders Share Company, reasonable grounds for believing that any person and his associates have obtained or are attempting to obtain, directly or indirectly, control of the Group, the Founders Share Company is entitled in its absolute discretion to serve on Reuters a written notice (a Founders Share Control Notice) to that effect. Control is defined for these purposes as the ability to control the exercise of 30% or more of the votes which may be cast on a poll at a general meeting of Reuters. At all times after the service of a Founders Share Control Notice and pending its rescission, the Founders Share confers upon the Founders Share Company the right to cast on a poll such number of votes as are necessary to ensure the effective passing of any resolution in favour of which it votes and to ensure the defeat of any resolution against which it votes. The Articles provide that the opinion of the Founders Share Company in respect of the service or rescission of a Founders Share Control Notice shall be final and binding and may not be challenged on any grounds whatsoever.

The Founders Share Company is entitled at any time to serve upon Reuters a written request for an extraordinary general meeting of the company and the directors are obligated to comply with such request. If they do not comply, the Founders Share Company is entitled to convene an extraordinary general meeting of Reuters. If a Founders Share Control Notice has been served, however, the Founders Share Company can convene an extraordinary general meeting of Reuters Group without first requesting that the directors do so.

Any two Reuters Trustees can bind all Reuters Trustees to exercise the voting rights attaching to the Founders Share so as to defeat a resolution that would be deemed to be a variation of the rights attached to the Founders Share. However, the vote of a majority of the Reuters Trustees is required to determine whether a Founders Share Control Notice should be served and, if so, the manner in which the voting rights attaching to the Founders Share shall be exercised (excluding the vote of any Reuters Trustee who is associated with or materially financially interested in the person attempting to obtain control of Reuters Group).

Restrictions on ownership
Ordinary shares. Under the Articles, a person is 'interested' in shares if, among other things, he is interested directly, or through his family or one or more companies, or through an interest in association with others pursuant to an agreement or understanding, or through a trust or if he controls the voting rights of others. The definition of 'interest in shares' in the Articles is made by reference, with specified variations, to certain provisions of the Companies Act.

Disclosure of interests in ordinary shares. The Articles provide for the disclosure of interests in Reuters ordinary shares by reference to the Companies Act provisions mentioned above, with specified variations. Under these provisions as currently in force, if a person acquires an 'interest' (as defined therein, in a manner similar but not identical to the definition under the Articles) in voting shares of a public company amounting to 10% or more of the voting shares of any class, or if he increases or reduces such holding by at least 1% or if he ceases to have such holding, he is obligated to notify the company within two days of the day on which he acquired 10% or any such change in his interest took place. Further, if his interest is a 'material interest' (defined as meaning all interests in shares subject to certain exceptions, including for interests arising by virtue of certain investment management arrangements) the 10% referred to above is reduced to 3%.

The Articles provide for disenfranchisement of shares which are the subject of a notice under Section 212 of the Companies Act (which allows a company to require disclosure of certain details concerning ownership of its shares) if the person served with the notice is in default in answering it. The Articles also provide for the imposition of restrictions on transferability of the shares concerned and on the right to receive dividends if such shares represent at least 0.25% of the class concerned. Such restrictions cannot, however, be imposed until the expiry of 14 days. Any such restrictions cease if the shares concerned are sold pursuant to a takeover offer or to an unconnected third party or through the London Stock Exchange. The restrictions on transferability only apply to certificated shares. Where a holder of uncertificated shares is in default in answering a Section 212 notice, the Articles provide that the Founders Share Company may require the directors of Reuters to apply to the Court for such order as may be appropriate.

Disenfranchisement and disposal of excess interests. Subject to certain exceptions described below, certain restrictions apply to persons that become 'interested' (as defined in the Articles) in 15% or more of the ordinary shares. If any person becomes interested in 15% or more of the outstanding shares (the 'Relevant Shares'), the directors of Reuters Group are required to serve a Restriction Notice on that person, on any other person known to the directors to have an interest in the Relevant Shares and, if different, on the registered holder of the Relevant Shares. While a Restriction Notice in respect of Relevant Shares is in force, a registered holder of the Relevant Shares is not entitled to attend or vote, either in person or by proxy, at any general meeting of the company or at any meeting of the holders of any class of shares of Reuters. In addition, a Restriction Notice will require such person to dispose of any Relevant Shares exceeding the 15% limit and supply evidence to the company that such disposal has occurred within 21 days or such longer period as the directors consider reasonable. If such disposition is not made within the specified period, the directors of the company are empowered to dispose of any shares exceeding the 15% limit. Such disposition may be made on terms determined by the directors, including by means of an instruction to effect an electronic transfer in the case of uncertificated shares. The net proceeds of the disposition shall be paid, without interest, to the former registered holder of the Relevant Shares. Under the Articles, any belief, resolution, decision or action of the directors held, made or taken pursuant to any of the provisions concerning restrictions on ownership shall be conclusive, final and binding on all persons concerned and may not be challenged on any grounds whatsoever.

The restrictions are subject to certain modifications where a person becomes interested in 15% or more of the issued shares of any class by reason of a rights issue or an underwriting in the ordinary course of its business.

The Founders Share. Ownership of the Founders Share is restricted to the Founders Share Company. Under its Memorandum of Association, the Founders Share Company is not permitted, directly or indirectly, to dispose of the Founders Share or of any interest therein, or to grant any rights in respect of the Founders Share or any interest therein.

Pre-emptive rights, new issues of shares and repurchase of shares
Holders of ordinary shares have no pre-emptive rights under the Articles. However, the ability of the directors to cause Reuters to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted.

Under the Companies Act, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company's Articles of Association or given by its shareholders in general meeting, but which in either event cannot last for more than five years. The Companies Act imposes further restrictions on the issue of equity securities for cash other than issue by way of rights to existing shareholders unless the statutory requirement is displaced or modified by the shareholders in general meeting or under the company's Articles of Association.

At the annual general meeting to be held on 23 April 2002, a resolution will be proposed to authorise the directors to allot relevant securities, as defined in the Companies Act, including any equity securities, up to an aggregate nominal amount of £128,874,196 until the earlier to occur of Reuters annual general meeting in 2003 or 23 July 2003. The resolution will also authorise equity securities as defined in the Companies Act to be issued within this limit by way of a rights offer, or otherwise pro rata to existing shareholders, but other issues of equity securities, except for shares issued pursuant to employee share schemes, will be limited to an aggregate of £17,900,815 in nominal value.

Subject to applicable provisions of English law, the company may purchase ordinary shares. Currently, it has general authority to repurchase up to 142,914,752 ordinary shares at prices ranging from 25 pence and not more than 5% above the average of the middle market quotations taken from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made. At the annual general meeting on 23 April 2002, a resolution will be proposed to increase this authority to 143,206,517 ordinary shares.

Rights in a winding up
If Reuters Group PLC is wound up, the liquidator may, with the authority of an extraordinary resolution, divide among the holders of ordinary shares and the Founders Share, pro rata to their holdings, the assets of Reuters (after satisfaction of liabilities to creditors), provided, however, that the Founders Share Company may receive up to £1 and no more.

Variation of rights and alteration of share capital
If, at any time, the company's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

The company can increase its share capital by ordinary resolution in conformity with the provisions of the Companies Act. However, new shares cannot have voting rights, which are not identical to those of ordinary shares without the prior written consent of the Founders Share Company. Furthermore, the company may issue shares with preferred and other special rights or restrictions, provided that the prior written consent of the Founders Share Company is required for issuing any shares with rights not identical to those of ordinary shares. Reuters Group can consolidate, divide and cancel any of its shares (other than the Founders Share) by extraordinary resolution and can reduce its share capital (other than the Founders Share).

Annual general meetings and extraordinary general meetings
Annual general meetings must be convened upon advance written notice of 21 days. An extraordinary general meeting must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The notice must specify the nature of the business to be transacted if it is other than routine business or if an extraordinary or a special resolution is proposed. The notice may also specify a time, not more than 48 hours prior to the time fixed for the meeting, by which a person must be entered on the share register in order to have the right to attend and vote at the meeting.

Limitations on voting and shareholding
There are no limitations imposed by English law or Reuters Articles on the right of non-residents or foreign persons to hold or vote ordinary shares or ADSs, other than the limitations that would generally apply to all of the Reuters shareholders.

ACQUISITION OF BRIDGE
The following unaudited pro forma information gives the impact of Bridge on the results of the Group as if the acquisition had taken place on 1 January 2001 and 1 January 2000 respectively. The unaudited pro forma information does not purport to represent the results of operations that would have been attained if the Bridge acquisition had taken place at the beginning of each of the years presented, or that may be attained in the future.

For the year ended 31 December

	2001 £m	2000 £m

Group revenue	4,099	3,844
Net profit	0	390
Basic earnings per share	0.0p	27.8p
Diluted earnings per share	0.0p	27.3p

MATERIAL CONTRACTS
Bridge acquisition agreement
In May 2001 Reuters entered into an Asset Purchase Agreement with Bridge Information Systems, Inc. and certain of its subsidiaries, many of whom were, together with Bridge Information Systems, Inc., in bankruptcy proceedings under the US Bankruptcy Code. The agreement, which was subsequently amended and restated, provided for the purchase by Reuters of certain assets and businesses from Bridge for cash consideration of approximately £190 million, subject to adjustment under certain circumstances, plus the payment of certain liabilities related to contracts to be transferred to Reuters. Under the agreement, Reuters agreed to pay Bridge up to £7 million a month from 1 July 2001 through to closing, and also to provide financing in the form of convertible debt to Bridge's network provider Savvis of up to an average of £5 million a month from 1 May 2001 through to closing.

The agreement contained customary representations and pre-closing covenants, although as is customary in transactions of this nature involving an acquisition from a bankrupt entity, it did not generally grant Reuters the right to seek damages for breaches of representation or indemnification after the closing. The transaction was completed at the end of September 2001. In addition to the purchase price, Reuters provided aggregate funding to Bridge prior to the closing of £21 million and purchased convertible debt from Savvis with an aggregate principal value of £25 million.

Savvis network services agreement
In connection with the Bridge acquisition, in May 2001 Reuters Limited entered into a binding term sheet with Savvis, Bridge's network service provider, under which Savvis agreed to provide Reuters internet protocol network services, internet access and co-location services (the 'Services') necessary to continue network services for the Bridge business and customers to be acquired by Reuters. The term sheet was formalised by an agreement entered into by the parties in September 2001. The agreement, which has a five-year term, requires Reuters to purchase a minimum of £67 million worth of Services in the first year of the agreement, £63 million worth of Services in the second year of the agreement, £59 million worth of Services in the third year of the agreement and £34 million worth of Services in the fourth and fifth years of the agreement, subject to adjustment and reduction under certain circumstances. In accordance with the terms of the agreement, the minimum purchase amounts will be reduced by approximately £38 million (applied to later year minimums first), representing the amount of payments made by Bridge to Savvis for Services while the Bridge acquisition was pending. If Savvis does not meet certain required quality of service levels, Reuters is entitled to credits and, in the event of a material breach of such quality service levels, Reuters is entitled to terminate the agreement.

Radianz – joint venture with Equant
In May 2000 Reuters and Equant established a joint venture company (Radianz) to offer secure internet protocol network services to the financial services industry. Reuters has transferred substantially all of its telecommunications network assets into Radianz and owns 51% of Radianz. To secure the long-term availability of the Radianz network, Reuters Limited entered into a Network Services Agreement (the NSA) with Radianz on 22 May 2000. The NSA has an initial term ending on 1 July 2005 and thereafter remains in full force and effect for successive one-year periods unless terminated by either party. Among other things, either party can terminate the NSA after the end of the initial term by one party giving to the other not less than six months' notice which expires at the end of the initial five-year period or any subsequent renewal year. On termination, Radianz has agreed to provide reasonable assistance to Reuters to ensure that the Reuters Group can migrate the services from Radianz to a third-party company.

The standards for performance of services provided have been agreed between Reuters and Radianz. In addition, the NSA sets out the processes and procedures for managing the contract going forward. In particular the NSA sets out details for monthly performance reviews to review capacity service levels, operational changes and orders, introduction of new services and ongoing requirements by the Reuters Group. There is also provision for quarterly meetings to discuss the contract and its operation and technical matters relating to the business continuity plans. Meetings are attended by representatives of Reuters, Radianz and their respective groups as appropriate.

Reuters has generally agreed to continue to use Radianz for its network services in support of global and strategic products during the term of the agreement. Detailed provisions in respect of rates and charges have been agreed between Reuters and Radianz, which Reuters believes are competitive with the cost of reasonably comparable services. Radianz has agreed that it shall provide the network services to Reuters on terms which are no less favourable than reasonably comparable services offered to any other customer of Radianz and Reuters has agreed to spend an agreed amount with Radianz annually.

INFORMATION FOR US SHAREHOLDERS

Exchange control
Under English Law and Reuters Group Articles persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their ordinary shares in the same manner as UK residents or nationals.

There are currently no UK foreign exchange control restrictions on remittances of dividends on ordinary shares or on the conduct of the Group's operations.

Exchange rates
The following table sets forth, for the periods indicated, the average or the high and low Noon Buying Rates for pounds sterling in US dollars per £1.

Fiscal year ended 31 December		Average*

1997		1.65
1998		1.66
1999		1.62
2000		1.52
2001		1.44
2002 (to 15 February)		1.42

Month	High	Low

August 2001	1.46	1.42
September 2001	1.47	1.44
October 2001	1.48	1.42
November 2001	1.47	1.41
December 2001	1.45	1.42
January 2002	1.45	1.41
February 2002 (to 15 February)	1.43	1.41

*The average exchange rates have been calculated using the Noon Buying Rates on the last trading day of each calendar month during the period.

On 15 February 2002 the Noon Buying Rate was $1.43 per £1.

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

For the effect on the Group's results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenditures are made by Reuters, see operating and financial review.

Taxation for US shareholders
The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to acquire the ordinary shares or ADRs. The following summaries of UK and US tax laws are based on current tax laws, current UK Inland Revenue published practice and the terms of the UK/US income tax treaty (the 'Treaty') and the New Treaty (as defined below), as appropriate, all of which are subject to a change at any time, possibly with retrospective effect.

UK taxation consequences
UK taxation of dividends – refund of tax credits
Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by Reuters.

A shareholder who is an individual resident for tax purposes in the UK, is entitled to a tax credit on cash dividends paid by Reuters on ordinary shares equal to one-ninth of the cash dividend or 10% of the dividend plus the tax credit. The tax credit may be set off against a UK resident individual shareholder's total income tax liability, but no cash refund will be available, save that where ordinary shares are held in Personal Equity Plans and Individual Savings Accounts, the tax credit on dividends received into such accounts before 6 April 2004 will generally be repayable.

Under the Treaty, a US holder (as defined under 'US tax consequences') is entitled, in principle, to receive a payment from the UK Inland Revenue in respect of a dividend from Reuters in an amount equal to the tax credit to which a UK resident individual is generally entitled in respect of the dividend. However, the entitlement is subject to a deduction withheld under the Treaty. In this case, the amount of such deduction will be equal to the tax credit amount ie, one-ninth of the dividend received. As a result, a US holder will not receive any payment from the UK Inland Revenue in respect of a dividend from Reuters but will have no further UK tax to pay in respect of that dividend either.

Special rules apply for the purposes of determining the tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the company.

The UK and US have entered into a new tax treaty (the 'New Treaty') which has now to be ratified by both the UK Parliament and the US Senate before its provisions come into force. It is not known when these procedures will be completed, but once the New Treaty comes into force, US holders will have no entitlement to claim any tax credit from the UK Inland Revenue in respect of dividends as described above. There will be no further UK tax to pay in respect of cash dividends received from the company.

UK taxation of capital gains
The following categories of US persons may be liable for both UK and US tax in respect of a gain on the disposal of ordinary shares or ADRs: (i) US citizens resident or ordinarily resident in the UK, (ii) US corporations resident in the UK by reason of their business being managed or controlled in the UK and (iii) US citizens or corporations which are trading or carrying on a profession or vocation in the UK, through a branch or agency and which have used, held, or acquired, the ordinary shares or ADRs for the purposes of such trade, profession or vocation of such branch or agency. However, subject to applicable limitations and provisions of the Treaty, such persons may be entitled to a tax credit against their US federal income tax liability, for the amount of UK capital gains tax or UK corporation tax on chargeable gains (as the case may be), which is paid in respect of such gain.

Under the New Treaty, capital gains on disposals of ordinary shares or ADRs will generally be subject to tax only in the state of residence of the relevant holder as determined under both the laws of the UK and the US and as required by the terms of the New Treaty.

The New Treaty also contains an anti-avoidance rule relevant to individuals who are resident of either the UK or the US and who have been resident of the other state (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of property. The New Treaty provides that, in such circumstances, capital gains arising from the relevant disposal may be subject to tax not only in the state of which the holder is resident at the time of the disposal, but also in that other state.

UK inheritance tax
An individual who is domiciled in the US for the purposes of the UK/US estate and gift tax convention and who is not a national of the UK for the purposes of that convention, generally will not be subject to UK inheritance tax in respect of the ordinary shares or ADRs on the individual's death, or on a transfer of the ordinary shares or ADRs during the individual's lifetime. However, the individual will be subject to UK inheritance tax if the ordinary shares or ADRs are part of the business property of a permanent establishment of the individual in the UK, or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ordinary shares or ADRs held in trust. In the exceptional case, where the disposition is subject both to UK inheritance tax and to US federal gift or estate tax, the convention generally provides for any tax paid in the UK to be credited against tax liable to be paid in the US, or for tax paid in the US to be credited against the tax payable in the UK, based on priority rules set out in the convention.

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

UK stamp duty will generally be charged on conveyances or transfers of ordinary shares, at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer (rounded up to the next multiple of £5).

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

A transfer of ordinary shares from a depositary, or its agent or nominee, to a transferee, which results in the cancellation of the ADR, which cancellation is liable to stamp duty as a 'conveyance or transfer on sale' because it completes a sale of such ordinary shares, will be liable to ad valorem stamp duty, at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer. A transfer of ordinary shares from a depositary, or its agent or nominee, to the ADR holder, which results in cancellation of the ADR but where there is no transfer of beneficial ownership, is not liable to duty as a 'conveyance or transfer on sale', but will be liable to a fixed stamp duty of £5.

US taxation consequences
The following is a summary of certain US federal income tax consequences of the ownership of ordinary shares or ADRs by a US holder that holds the ordinary shares or ADRs as capital assets and does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a 'US holder' is any beneficial owner of ordinary shares or ADRs that is (i) a citizen or resident of the US, (ii) a corporation organised under the laws of the US or any US State, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

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

The UK withholding tax will be eligible, subject to generally applicable limitations, for credit against the US holder's US federal income tax, assuming such holder is eligible for the benefits of the Treaty and elects to have the Treaty apply to such dividends. Subject to certain limitations, for foreign tax credit limitation purposes, the dividend will be income from sources outside the US, but generally will be treated separately, together with other items of 'passive income' (or, in the case of certain holders, 'financial services income'). In general, in the case of eligible US holders, subject to certain limitations, the UK withholding tax as determined by the Treaty (ie, an amount equal to one-ninth of the cash dividend) will be treated as a foreign income tax that is eligible for credit against the US holders' federal income tax. To qualify for such credit, US holders must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with their tax return, in addition to any other filings that may be required. US holders should consult their tax advisors as to the application of the foreign tax credit rules and their eligibility for Treaty benefits in their own circumstances.

On 24 July 2001, the United States of America and the United Kingdom signed the New Treaty that, if ratified, would replace the Treaty. The New Treaty would make a number of important changes. In particular, under the New Treaty, US holders would not be entitled to a UK tax credit and accordingly there would be no imposition of UK withholding tax and no associated United States foreign tax credit. The New Treaty would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the New Treaty is ratified. Other provisions of the New Treaty would take effect on the first of January next following the date of ratification. If the New Treaty is ratified, the rules of the Treaty would remain in effect until the effective dates described above. However, a US holder would be entitled to elect to have the Treaty apply in its entirety for a period of twelve months after the effective dates of the New Treaty.

US taxation of capital gains
Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or ADRs, a US holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US holder's tax basis (determined in US dollars) in such ordinary shares or ADRs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the US holder's holding period for such ordinary shares or ADRs exceeds one year. Any such gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate US holder is generally subject to a maximum tax rate of 20%.

PFIC
Reuters believes that its ordinary shares and ADRs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. If Reuters were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADRs, a gain realised on the sale or other disposition of ordinary shares or ADRs would, in general, not be treated as capital gain and a US holder would be treated as if such holder had realised such gain and certain 'excess distributions' ratably over the holder's holding period for the ordinary shares or ADRs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

SUMMARY OF 2000 AND 2001 RESULTS

£m				2001				2000

Revenue	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Reuters Information
High Tier	217	218	217	221	193	197	202	203
Middle Tier	53	52	52	52	53	57	57	58
Lower Tier	188	194	192	180	171	178	179	189

Total	458	464	461	453	417	432	438	450

Reuters Trading Solutions
Transactions	95	95	92	95	101	102	100	99
Applications and Enterprise Solutions	86	93	93	132	66	87	86	146
Retail Solutions	19	23	28	27	9	7	10	9

Total	200	211	213	254	176	196	196	254

Bridge	–	–	–	73	–	–	–	–
Reuters Financial	658	675	674	780	593	628	634	704

Reuterspace	65	65	62	63	43	54	66	72

Reuters	723	740	736	843	636	682	700	776

Instinet
US	198	190	150	145	141	141	146	186
International	52	42	38	39	56	43	43	48

Total	250	232	188	184	197	184	189	234

Intra-group revenue	(3)	(2)	(4)	(2)	(1)	(2)	(1)	(2)

Total revenue	970	970	920	1,025	832	864	888	1,008

Adjustment for intra-group revenue	3	2	4	2	1	2	1	2

Divisional revenue	973	972	924	1,027	833	866	889	1,010

£m					2001			2000

Costs			H1	H2	FY	H1	H2	FY

Reuters Financial			(1,071)	(1,175)	(2,246)	(973)	(1,069)	(2,042)
Reuterspace			(168)	(147)	(315)	(120)	(182)	(302)

Reuters			(1,239)	(1,322)	(2,561)	(1,093)	(1,251)	(2,344)
Instinet			(374)	(302)	(676)	(297)	(350)	(647)
Intra-group costs			5	6	11	3	3	6

Total costs			(1,608)	(1,618)	(3,226)	(1,387)	(1,598)	(2,985)
Adjustment for intra-group costs			(5)	(6)	(11)	(3)	(3)	(6)
Divisional costs			(1,613)	(1,624)	(3,237)	(1,390)	(1,601)	(2,991)

Divisional profit

Reuters Financial			262	279	541	248	269	517
Reuterspace			(38)	(22)	(60)	(23)	(44)	(67)

Reuters			224	257	481	225	225	450
Instinet			108	70	178	84	73	157

Total			332	327	659	309	298	607
Net currency (loss)/gain			(2)	(11)	(13)	3	(1)	2

Divisional profit			330	316	646	312	297	609

£m					2001			2000

Divisional profit margin			H1	H2	FY	H1*	H2*	FY*

Reuters Financial			20%	19%	19%	20%	20%	20%
Reuterspace			(29%)	(18%)	(24%)	(23%)	(32%)	(29%)
Instinet			22%	19%	21%	22%	17%	20%

Total divisional profit margin			17%	16%	17%	18%	16%	17%

Business Transformation costs			(74)	(189)	(263)	(41)	(98)	(139)
Amortisation of goodwill and other intangibles			(34)	(47)	(81)	(27)	(32)	(59)

Operating profit			222	80	302	244	167	411

Operating result from joint ventures			(15)	(31)	(46)	(3)	(14)	(17)
Operating result from associates			(19)	(20)	(39)	–	(16)	(16)
Profit/(loss) on disposals of fixed assets/investments			30	(12)	18	202	89	291
Profit on disposals of subsidiary undertakings			200	16	216	8	2	10
Amounts written off fixed asset investments, JVs and associates			(60)	(227)	(287)	–	(30)	(30)
Income from fixed asset investments			3	–	3	1	4	5
Net interest (payable)/receivable			(4)	(5)	(9)	(2)	5	3

Profit before taxation			357	(199)	158	450	207	657
Taxation on profit on ordinary activities			(86)	(21)	(107)	(110)	(26)	(136)

Profit after taxation			271	(220)	51	340	181	521
Equity minority interests			(2)	(3)	(5)	–	–	–

Profit attributable to ordinary shareholders			269	(223)	46	340	181	521

Tax rate on profit before amortisation			22%		42%	23%		19%

Basic earnings per ordinary share			19.1p		3.3p	24.3p		37.1p

Earnings per ADS (US$ rate used = $1.45)			$1.66		$0.29	$2.11		$3.23
Dividend per ordinary share			3.85p	6.15p	10.00p	3.65p	12.35p	16.00p

Number of ordinary shares ranking for dividend (millions)			1,405	1,402		1,404	1,405

* Restated following adoption of FRS 19 (see note 24).

ELEVEN YEAR CONSOLIDATED FINANCIAL SUMMARY

For the year ended 31 December	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m	1995 £m	1994 £m	1993 £m	1992 £m	1991 £m

Results
Revenue	3,885	3,592	3,125	3,032	2,882	2,914	2,703	2,309	1,874	1,568	1,467
Net interest (payable)/receivable	(9)	3	(4)	2	80	61	60	51	60	66	49
Profit before tax	158	657	632	580	626	652	558	510	440	383	340
Taxation	107	136	196	196	236	210	185	162	140	123	110
Profit attributable to ordinary shareholders	46	521	436	384	390	442	373	347	299	236	230
Net assets
Fixed assets	1,963	1,868	1,205	1,098	1,046	1,026	999	687	571	499	488
Net current (liabilities)/assets	(134)	(293)	(170)	(577)	790	525	387	176	151	419	289
Long-term creditors	(344)	(310)	(284)	(16)	(37)	(41)	(135)	(87)	(32)	(26)	(30)
Provisions	(212)	(112)	(88)	(116)	(120)	(51)	(39)	(36)	(32)	(23)	(25)

	1,273	1,153	663	389	1,679	1,459	1,212	740	658	869	722

Tangible fixed assets
Additions	276	282	244	296	361	372	304	319	268	199	159
Depreciation	246	276	310	331	312	283	250	221	204	186	193

Development expenditure	294	323	197	200	235	202	191	159	110	79	67

Free cash flow	440	434	402	490	449	494	455	321	224	276	339

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991

Ratios
Earnings per ordinary share	3.3p	37.1p	30.9p	26.7p	24.0p	27.3p	23.2p	21.7p	18.0p	14.0p	13.7p
Adjusted earnings per ordinary share¹	9.9p	42.2p	35.3p	30.3p	29.1p	30.4p	25.8p	21.7p	18.0p	14.0p	13.7p
Dividends per ordinary share	10.0p	16.0p	14.65p	14.4p	13.0p	11.75p	9.8p	8.0p	6.5p	5.3p	4.25p
Cash flow per ordinary share²	35.5p	71.5p	71.6p	68.3p	61.0p	60.7p	52.7p	45.6p	40.3p	33.6p	31.7p
Book value per ordinary share³	68.2p	73.7p	40.5p	23.3p	99.9p	88.3p	73.7p	44.7p	40.6p	51.2p	42.7p
Cash flow/book value[4]	52.0%	97.0%	176.7%	292.0%	61.0%	68.8%	71.5%	102.0%	99.2%	65.7%	74.2%
Profit before tax as a percentage of revenue	4.1%	18.3%	20.2%	19.1%	21.7%	22.4%	20.6%	22.1%	23.5%	24.4%	23.2%
Return on tangible fixed assets[5]	7.8%	78.3%	59.1%	48.2%	49.0%	60.0%	55.2%	57.6%	57.2%	53.2%	45.4%
Return on equity[6]	4.6%	65.0%	92.2%	78.5%	25.6%	33.7%	34.8%	50.8%	39.5%	29.9%	36.2%

UK corporation tax rate	30%	30%	30%	31%	32%	33%	33%	33%	33%	33%	33%
Infrastructure
Shares issued (millions)	1,431	1,429	1,423	1,422	1,694	1,689	1,677	1,668	1,662	1,753	1,743
Employees	19,429	18,082	16,546	16,938	16,119	15,478	14,348	13,548	11,306	10,393	10,450
User accesses	627,115	558,000	520,858	482,380	429,000	362,000	327,100	296,700	227,400	200,800	201,800

Notes:

1999 and 2000 have been restated following adoption of FRS 19 in 2001.

1997 and 1998 have been restated to reflect changes in reporting user accesses in 1999.

1995 and 1996 have been restated to reflect the effect of FRS 10 issued in 1997 which required purchased goodwill and other intangibles to be capitalised and amortised through the profit and loss account.

1991 to 1993 have been restated for the subdivision of every ordinary share of 10 pence each into four new ordinary shares of 2.5 pence each in April 1994.

1991 to 1994 fixed assets have been restated to reflect the effect of UITF abstract 13 issued in 1995.

Free cash flow is defined as net cash inflow from operating activities plus net interest received less tax paid and expenditure on tangible fixed assets.

Ratios:

1.	Adjusted earnings per share are based on profit attributable to ordinary shareholders excluding capital reorganisation costs and amortisation of goodwill and other intangibles.
2.	Cash flow per ordinary share represents profit before taxation, amortisation and depreciation divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1991 to 1997 shares in Reuters Holdings PLC held by group companies are also deducted.

3.	Book value per ordinary share represents adjusted shareholders' equity divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1991 to 1997 shares in Reuters Holdings PLC held by group companies are also deducted from shares in issue. Adjusted shareholders' equity is calculated after deducting the carrying value of interests in shares of Reuters Holdings PLC (1991 to 1997).

4.	Cash flow/book value represents profit before taxation, amortisation and depreciation as a percentage of adjusted shareholders' equity.
5.	Return on tangible fixed assets represents profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each year and dividing by two.

6.	Return on equity represents profit attributable to ordinary shareholders divided by the average adjusted shareholders' equity. The average is calculated by adding adjusted shareholders' equity at the start and the end of each year and dividing by two. In 1998 a weighted average has been used to reflect the capital reorganisation.

CROSS REFERENCE GUIDE TO FORM 20-F

The information in this document that is referenced in the following table, constitutes Reuters annual report on Form 20-F for the year 2001 and shall be deemed to be filed with the Securities and Exchange Commission for all purposes. No other information is included in the 2001 Form 20-F.

Item		Page

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
	Selected financial data	Selected Financial Data
	Exchange rates	Information for US Shareholders - Exchange rates
	Capitalisation and indebtedness	n/a
	Reasons for offer and use of proceeds	n/a
	Risk factors	Risk Factors

4	Information on the company
	History and development of the company	Company Information - History and development
	Principal capital expenditure	Company Iinformation - Principal capital expenditure
	Business overview	Company Information
	Organisational structure	Note 32. Subsidiary and associated undertakings and joint ventures
	Property, plant and equipment	Company Information - Property, plant and equipment

5	Operating and financial review and prospects
	Operating results	Operating and Financial Review
	Liquidity and capital resources	Operating and Financial Review - Financial needs and resources
	Research and development, patents and licences etc	Operating and Financial Review - Operating review - Research and development
	Trend information	Five Year Summary; Operating and Financial Review

6	Directors, senior management and employees
	Directors and senior management	Directors and Senior Management
	Compensation	Report on Remuneration and Related Matters
	Board practices	Corporate Governance; Statement of Directors' Responsibility
	Employees	Note 8. Employee Information
	Share ownership	Report on Remuneration and Related Matters - Summary of interests of directors

7	Major shareholders and related party transactions
	Major shareholders	Major Shareholders; Trading Markets - Analysis of shareholders
	Related party transactions	Major Shareholders - Related party transactions
	Interests of experts and counsel	n/a

8	Financial information
	Consolidated accounts and other financial information	see item 18
	Litigation	Company Information - Legal proceedings
	Dividend policy	Operating and Financial Review - Summary of key events 2001 - Dividend policy; Trading Markets - Dividends
	Significant changes	none

9	The offer and listing
	Offer and listing details – price history of stock	Trading Markets
	Plan distribution	n/a
	Markets	Trading Markets
	Selling shareholders	n/a
	Dilution	n/a
	Expenses of the issue	n/a

10	Additional information
	Share capital	n/a
	Memorandum and Articles of Association	Information for Shareholders - Memorandum and Articles of Association
	Material contracts	Information for Shareholders - Material contracts
	Exchange controls	Information for US Shareholders - Exchange controls
	Taxation	Information for US Shareholders - Taxation for US shareholders
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	Documents on Display
	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	Operating and Financial Review - Treasury management; Note 12. Derivatives and Other Financial Instruments

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

17	Financial statements	n/a

18	Financial statements
Report of the auditors
Consolidated profit and loss account for each of the three years in the period ended 31 December 2001 and related notes
Consolidated cash flow statement for each of the three years in the period ended 31 December 2001 and related notes
Consolidated balance sheet as of 31 December 2001, 2000 and 1999 and related notes
Accounting policies
Summary of differences between UK and US GAAP and related notes
Report on remuneration and related matters

GLOSSARY

TERM USED IN ANNUAL REPORT	US EQUIVALENT OR BRIEF DESCRIPTION

Allotted	Issued

Associated undertakings	Affiliates accounted for under the equity method

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash

Class of business	Industry segment

Combined Code of practice	A set of corporate governance principles and detailed codes of practice

Creditors	Accounts payable

Creditors: Amounts falling due after more than one year	Long-term debt

Creditors: Amounts falling due within one year	Current liabilities

Debtors	Accounts receivable

Destination (of revenue)	The geographical area to which goods or services are supplied

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Origin (of revenue)	The geographical area from which goods or services are supplied to a third party or another geographical area

Profit	Income

Profit and loss account (statement)	Income statement

Profit and loss account reserve (under 'capital and reserves')	Retained earnings

Profit attributable to ordinary shareholders	Net income

Proposed dividend	Dividend declared by directors but not yet approved by shareholders

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Stocks	Inventories

Tangible fixed assets	Property and equipment

FINANCIAL DIARY FOR 2002
Tuesday 12 February	Results for year 2001 announced

Wednesday 13 March	Annual report posted to shareholders

Wednesday 13 March	Ordinary shares go ex-dividend

Wednesday 13 March	ADSs go ex-dividend

Monday 22 April	First quarter trading statement issued

Tuesday 23 April	Annual general meeting Time: 11:30 am Venue: The Congress Centre, 28 Great Russell Street, London WC1B 3LS

Thursday 25 April	Final dividend for 2001 payable to ordinary shareholders on the register as at 15 March 2002

Thursday 2 May	Final dividend payable to ADS holders on the record as at 15 March 2002

Tuesday 23 July	Results for first six months of 2002 announced

Wednesday 31 July	Ordinary shares go ex-dividend

Wednesday 31 July	ADSs go ex-dividend

Wednesday 4 September	Interim dividend for 2002 payable to ordinary shareholders on the register as at 2 August 2002

Wednesday 11 September	Interim dividend payable to ADS holders on the record as at 2 August 2002

Wednesday 16 October	Third quarter trading statement issued

WHERE TO FIND US

Corporate headquarters
85 Fleet Street
London EC4P 4AJ
Tel: 44 (0) 20 7250 1122
Registered in England No: 3296375

Investor queries
Miriam McKay
London
Tel: 44 (0) 20 7542 7051
Fax: 44 (0) 20 7542 4064
e-mail: miriam.mckay@reuters.com

Nancy Bobrowitz
New York
Tel: 1 646 223 5220
Fax: 1 646 223 5238
e-mail: nancy.bobrowitz@reuters.com

Media queries
Peter V Thomas
London
Tel: 44 (0) 20 7542 4890
Fax: 44 (0) 20 7542 5458
e-mail: peter.v.thomas@reuters.com

Nancy Bobrowitz
New York
Tel: 1 646 223 5220
Fax: 1 646 223 5238
e-mail: nancy.bobrowitz@reuters.com

Registrar/Depositary:
For dividend queries, duplicate mailings and address changes

Ordinary shares
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
UK
Tel: 44 (0) 870 601 5366
Fax: 44 (0) 870 900 0020

American Depositary Shares
JPMorgan Chase Bank
JPMorgan Service Center
PO Box 43013
Providence RI 02940-3013
USA
Tel: 1 781 575 4328
Fax: 1 781 575 4088

Listings
London Stock Exchange and Nasdaq (American Depositary Share Symbol RTRSY)

Options on ordinary shares are traded on the London Traded Options Market. The American Stock Exchange in New York and the Chicago Board Options Exchange list options on American Depositary Shares of Reuters.

Form 20-F
This document is filed with the SEC and corresponds to the Form 10-K filed by US-based companies. Hard copies are available from the Investor Relations departments in London and New York. Electronic copies can be accessed through the internet on Reuters internet page (www.reuters.com) or from the SEC's EDGAR Database via the SEC's home page (www.sec.gov).

DOCUMENTS ON DISPLAY
Documents referred to in this report are filed in the US with the SEC and can be read and copied at the SEC's public reference room located at 450 Fifth Street, NW Washington, DC 20549. Information on the operation of the public reference room can be obtained in the US by calling the SEC at 1-800-SEC-0330. Reuters Group public filings with the SEC are also available on the website maintained by the SEC at www.sec.gov.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REUTERS GROUP PLC ————————————————— (Registrant)

Dated: March 13, 2002	By /s/ David J. Grigson ————————————————— David J. Grigson Chief Financial Officer

Item 19.	Exhibits

1.1	Memorandum and Articles of Association of Reuters Group PLC.

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997).

4.1	Amended and Restated Asset Purchase Agreement, dated 3 May 2001, by and among Bridge Information Systems, Inc. and Reuters America Inc. and Reuters S.A.

4.2	Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proholdco Limited (subsequently renamed Radianz Limited) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2000).

4.3	Network Services Agreement, dated 28 September 2001, between Reuters Limited and SAVVIS Communications Corporation (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by SAVVIS Communications Corporation on 29 November 2001).

4.4	Syndicated Credit Facility Agreement, dated 17 December 2001, among Reuters Group PLC, HSBC Investment Bank Plc and J.P. Morgan Plc, as mandated arrangers, the financial institutions listed therein and HSBC Investment Bank Plc, as agent.

4.5	Executive Directors’ Service Contracts.

4.6	Rules of The Reuters Group PLC Long-Term Incentive Plan 1997.

4.7	Rules of the Reuters Group PLC Discretionary Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A (File No. 333-57266) filed by Reuters Group PLC).

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report.

10.1	Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 15 February 2002.