Form 20-F
period 2002-12-31
REUTERS GROUP PLC   /ADR/
filed 2003-03-18
CIK 1056084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2002

OR

[_] TRANSITION REPORT PURUSANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________

Commission file number 333-08354

 Reuters Group PLC
(Exact Name of Registrant as Specified in Its Charter)

———————————————————————————————————

(Translation of Registrant’s Name Into English)

England
(Jurisdiction of Incorporation or Organization)

85 Fleet Street, London EC4P 4AJ, England
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares of 25p each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 25p each ……….1,432,523,249 Founders Share of £1 ………………………………1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X ___ No _______

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ___X___ Item 18 ______

Contents Navigation - click below to link to areas of this site

Financial highlights/Five year summary/Three year Reuters customer segments and Instinet revenue summary
Selected financial data
Company information
Directors' report
Directors and senior executives
Corporate governance
Remuneration report
Statement of directors' responsibilities
Operating and financial review
Consolidated profit and loss account
Consolidated statement of total recognised gains and losses
Notes on the consolidated profit and loss account
Consolidated cash flow statement
Notes on the consolidated cash flow statement
Consolidated balance sheet
Reconciliation of movements in shareholders' funds
Notes on the consolidated balance sheet

Balance sheet of Reuters Group PLC
Notes on the balance sheet of Reuters Group PLC
Accounting policies
Summary of differences between UK and US Generally Accepted Accounting Principles (GAAP)
Notes on summary of differences between UK and US Generally Accepted Accounting Principles (GAAP)
Information for shareholders
Summary of 2002 and 2001 revenue by quarter
Eleven year consolidated financial summary
Cross reference guide to Form 20-F
Glossary
Financial diary for 2003
Where to find us

– Page 1 –
FINANCIAL HIGHLIGHTS/FIVE YEAR SUMMARY/THREE YEAR REUTERS CUSTOMER SEGMENTS AND INSTINET REVENUE SUMMARY
Reuters Group
		2002 £m	2001 £m	% change

	Revenue	3,575	3,885	(8%)
	Normalised operating profit	171	383	(56%)
	Operating (loss)/profit	(144)	302
	Normalised profit before tax	89	304	(71%)
	(Loss)/profit before tax	(493)	158
	(Loss)/profit after tax	(516)	51
	Return on equity	(58.4%)	4.6%
	Free cash flow	40	443
	Net (debt)/funds	(66)	138

	Basic (loss)/earnings per ordinary share	(29.0p)	3.3p
	Diluted (loss)/earnings per share	(29.0p)	3.2p
	(Loss)/earnings per ADS*‡	(US$2.80)	US$0.32
	Dividends per ordinary share	10.0p	10.0p
	Dividends per ADS*	60.0p	60.0p

* Each American Depositary Share (ADS) represents six ordinary shares. ‡ A nominal exchange rate of US$1.61 = £1 has been used for convenience.

Reuters Group reconciliation of operating profit and profit before tax to normalised operating profit and normalised profit before tax

		2002 £m	2001 £m	% change

	Operating (loss)/profit	(144)	302

Add:	Amortisation of goodwill and other intangible assets of subsidiaries	107	81	32%
	Impairment of goodwill of subsidiaries	208	–

	Normalised operating profit	171	383	(56%)
	Share of joint ventures and associates (losses)/investment income	(62)	(70)	(11%)
	Net interest payable	(20)	(9)

	Normalised profit before tax	89	304	(71%)
	Amortisation of goodwill and other intangible assets of subsidiaries, joint ventures and associates	(118)	(93)	26%
	Impairment of goodwill of subsidiaries	(208)	–
	Net losses on investments	(256)	(53)

	(Loss)/profit before tax	(493)	158

	Reuters
		2002 £m	2001 £m	% change

	Revenue	2,992	3,042	(2%)
	Normalised operating profit	281	222	26%
	Operating profit	195	155	26%
	Normalised profit before tax	194	128	51%
	(Loss)/profit before tax	(123)	9
	Free cash flow	214	169	27%

This report comprises the annual report of Reuters Group PLC in accordance with the United Kingdom requirements and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission (SEC) for 2002. In addition, the Form 20-F will contain certificates pursuant to section 302 of the Sarbanes-Oxley Act of 2002 signed by the Chief Executive Officer and Finance Director, with respect to Reuters Group PLC. Reference is made to the Form 20-F cross reference guide on pages 82-83 hereof. Only (i) the information in this document that is referenced in the Form 20-F cross reference guide, and (ii) the Exhibits, shall be deemed to be filed with the SEC for any purpose, including incorporation by reference into any other documents filed by Reuters Group PLC pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference this Form 20-F. Any information herein which is not referenced in the Form 20-F cross reference guide, or the Exhibits themselves, shall not be deemed to be so incorporated by reference.

Normalised profits and earnings exclude amortisation of goodwill and other intangible assets, impairment charges and gains/losses on the disposal of subsidiaries and fixed asset investments. Underlying growth is calculated excluding acquisitions and disposals and the impact of currency fluctuations.

As used in this report, 'Reuters Group' and 'Group' refer to Reuters Group PLC and its consolidated subsidiaries including Instinet Group Incorporated (Instinet). The 'company' refers to the parent Reuters Group PLC. 'Reuters' refers to Reuters Group excluding Instinet.

The consolidated financial statements of Reuters Group included in this report are presented in pounds sterling (£). On 31 December 2002, the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (Noon Buying Rate) was US$1.61 = £1; on 24 February 2003 the Noon Buying Rate was US$1.59 = £1. For additional information on exchange rates between the pound sterling and the US dollar, see exchange rates on page 78.

Reuters Group consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). UK GAAP differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between UK GAAP and US GAAP relevant to Reuters Group are explained on pages 65-66.

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group's financial condition, results of operations and business and management strategy, plans and objectives for the Group. For a discussion of risks associated with these statements see 'Risk factors' on pages 34-35 .

Reuters, the sphere logo and Reuters product names referred to in the report are trade marks or registered trade marks of the Reuters Group of companies around the world. Other trade marks of third parties are used in this report for the purpose of identification only.

– Page 2 –
Five year summary

Three year Reuters customer segments and Instinet revenue summary

– Page 3 –
SELECTED FINANCIAL DATA

The selected financial information set out below is derived, in part, from the consolidated financial statements. The selected data should be read in conjunction with the financial statements and related notes, as well as the operating and financial review.

The consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. For a summary of the principal differences between UK and US GAAP and related information, see pages 65-70 of this report.

Consolidated profit and loss account
year ended 31 December

	Notes	2002	2001	2000	1999	1998
	below	£m (except per share data)

Amounts in accordance with UK GAAP:
Revenue		3,575	3,885	3,592	3,125	3,032
Operating (loss)/profit		(144)	302	411	549	550
(Loss)/profit on ordinary activities before taxation		(493)	158	657	632	580
(Loss)/profit on ordinary activities after taxation		(516)	51	521	436	408
Basic (loss)/earnings per ordinary share		(29.0p)	3.3p	37.1p	30.9p	28.4p
Diluted (loss)/earnings per ordinary share		(29.0p)	3.2p	36.5p	30.4p	28.3p
Basic (loss)/earnings per ADS		(173.8p)	19.7p	222.8p	185.7p	170.3p
Diluted (loss)/earnings per ADS		(173.8p)	19.3p	219.1p	183.1p	169.7p
Dividends declared per ordinary share (including UK tax credit)	1	11.1p	11.1p	17.8p	16.3p	16.5p
Dividends declared per ADS (including UK tax credit):	1
Expressed in UK currency		66.7p	66.7p	106.7p	97.7p	98.8p
Expressed in US currency	2	105.2c	95.6c	157.7c	154.6c	159.6c
Weighted average number of ordinary shares (in millions)		1,395	1,404	1,404	1,409	1,438

Amounts in accordance with US GAAP:
Revenue		3,771	4,045	3,704	3,182	3,078
(Loss)/Income before taxes on income		(255)	205	652	622	572
Net (loss)/income		(127)	92	534	451	392
Basic (loss)/earnings per ordinary share		(9.0p)	6.6p	38.0p	32.0p	27.8p
Diluted (loss)/earnings per ordinary share	3	(9.0p)	6.5p	37.4p	31.6p	27.7p
Basic (loss)/earnings per ADS (after accounting change)	3	(54.3p)	39.5p	228.1p	192.1p	166.6p
Diluted (loss)/earnings per ADS (after accounting change)	3	(54.3p)	38.7p	224.3p	189.5p	166.0p
Dividends declared per ordinary share (including UK tax credit)	1&3	11.1p	18.0p	16.3p	16.3p	121.3p
Dividends declared per ADS (including UK tax credit):	1&3
Expressed in UK currency		66.7p	108.0p	97.7p	97.7p	727.5p
Expressed in US currency	2	99.6c	155.3c	150.8c	156.4c	1,190.0c
Weighted average number of ordinary shares (in millions)	3	1,395	1,404	1,404	1,409	1,411

Consolidated balance sheet data as at 31 December
		2002 £m	2001 £m	2000 £m	1999 £m	1998 £m

Amounts in accordance with UK GAAP:
Total assets		3,524	4,538	3,870	2,714	2,756
Long-term debt and provisions for charges (excluding deferred tax)		572	526	394	349	118
Net assets		727	1,273	1,153	663	440
Shareholders' equity		496	1,109	1,153	663	423
Share capital		358	358	357	355	354

Amounts in accordance with US GAAP:
Total assets		3,510	4,373	3,783	3,173	2,722
Long-term debt		552	572	458	362	75
Net assets		770	1,125	1,186	1,109	521
Shareholders' equity		528	959	1,186	1,109	504

1.	Under UK GAAP dividends declared are those declared in respect of the year for which selected financial data is presented. Under US GAAP dividends declared are those formally declared within each calendar twelve-month period. For further information relating to dividends and the UK taxation of dividends see pages 74 and 78 .

2.	Dividends expressed in US$ have been converted at the actual exchange rates used in the payment of dividends to ADS holders, except that the final dividend declared in respect of 2002, payable to ADS holders on 1 May 2003, has been converted at the Noon Buying Rate on 24 February 2003 for convenience.

3.	In 1998, Reuters Holdings PLC consummated a court approved capital reorganisation in which shares of Reuters Holdings were exchanged for a combination of shares of the company and approximately £1.5 billion in cash. Under US GAAP this transaction was deemed a share consolidation combined with a special dividend and accordingly, earnings per share and per ADS and dividends per share and per ADS amounts were retrospectively restated. Under UK GAAP no restatement was deemed appropriate as the cash payment was considered a repurchase of shares and the number of new shares in the company was set to facilitate comparability of per share amounts with those of Reuters Holdings.

– Page 4 –
COMPANY INFORMATION
BUSINESS OVERVIEW

The Reuters Group includes the core Reuters information business (Reuters) and Instinet Group Incorporated, a 63% owned public subsidiary, which operates the largest global electronic agency securities brokerage (Instinet).

Reuters, the global information company, provides valuable information and related services tailored for professionals in the financial services, media and corporate markets. Reuters information is trusted and drives important decision making across the globe based on Reuters reputation for speed, accuracy and independence. Reuters has 15,900 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux, making Reuters the world's largest international multimedia news agency. Instinet had approximately 1,500 employees in 12 countries. In 2002 the Reuters Group had revenues of £3.6 billion.

REUTERS STRATEGY

On 18 February 2003 Reuters announced it was accelerating its transformation strategy to become a more competitive, focused and profitable information company. The three-year action plan, Fast Forward, is intended to strengthen Reuters core information business. It addresses the impact of structural changes in the financial services industry including consolidation, reduced headcount, growth in market data volumes and increasing regulation.

The five principal components of the Fast Forward plan are:

1.	Supply information that customers value, by building on core strengths in providing content, analytics and trading and messaging capabilities in an open technology format. Reuters expects to; provide new company fundamental data and investment research through its pending acquisition of Multex.com, Inc. (Multex)(described below); increase its investment in analytics; continue to provide advanced tools to help customers communicate and share information; and build enhanced trading capabilities for the equities and fixed income markets into its premium information products.

2.	Move to a single product delivery system, radically simplifying the way products and data are delivered by the use of a single, global technology platform.
3.	Simplify and segment the product line, supplying the right product at the right price to profitable target markets, worldwide. During 2003 Reuters expects to launch a series of next generation products, offering specific data and tools required by different financial professionals. At the same time Reuters will speed up the withdrawal of numerous legacy products and platforms.

4.	Focus Reuters solutions business, withdrawing from some elements of the established solutions business and actively managing Reuters portfolio of non-core investments. Going forward, Reuters solutions business will focus on three core areas of expertise – risk management, content management and treasury products – and Reuters will not seek further business from pure technology consulting or technology solutions that are not based on Reuters offerings.

5.	Reshape the cost base, redirecting investment into key areas such as customer service, reaping the benefits of global scale, reducing staff costs and driving higher operating margins through greater scalability.

See 'Operating and financial review' for information concerning the expected financial impact of the Fast Forward plan.

REUTERS MARKETS DRIVE ITS ORGANISATIONAL STRUCTURE

Reuters operates its business through customer segments, geographic sales and service channels and shared resources to build, sell and support the products and services its customers need.

Customer Segments. Three of Reuters four customer segments serve financial markets: Treasury Services, Asset Management and Investment Banking. The fourth, Corporates & Media, builds on Reuters well established media business and also aims to use Reuters assets to serve a broader customer base. Since February 2003, Reuters product management activities have been integrated with the customer segments to facilitate the move to a single product architecture and segmentation of the product line.

Treasury Services. Reuters has a long history of helping customers operate more effectively in the foreign exchange and money markets and has built a powerful global franchise. The largest segment, Treasury Services provides news, prices, analytics and transaction services. It also offers solutions that enable customers to service their customers efficiently and software applications that enable financial institutions to understand and manage their risks, cash flow and order flow. Treasury customers are foreign exchange and money market professionals working in banks, brokerages and exchanges, and corporate and institutional treasuries. This customer segment also provides real-time news and data to the commodities and energy markets. At present, Reuters has more than 66,400 professional users of its treasury information products and a community of 18,000 members who actively trade with each other using Reuters dealing services.

Reuters believes that providing banks with the capabilities they need to address the foreign exchange and money market requirements of their customers will be an important area. For this reason, in December 2002 Reuters acquired AVT Technologies Ltd. (AVT), a leading provider of automated dealing services and tailored solutions in this sector.

Asset Management. The asset management market is a large and diverse sector in which Reuters has a substantial presence. Reuters provides news, prices, analytics and transaction services to help asset managers make trading and investment decisions and gain access to liquidity. Reuters helps them to differentiate their services from those of their competitors and to communicate effectively with their customers and with each other. Reuters also enables them to streamline their business and transact more easily. Customers of this segment, which include the top 50 asset management firms around the world, range from institutional fund managers and hedge funds to private banks and retail broking houses. Reuters offers services for a wide range of roles within firms. These include portfolio managers, research analysts, traders and private wealth managers. Under the Lipper brand Reuters offers world class funds data and analytics for both equities and bonds.

Investment Banking. Reuters is well established in the investment banking sector. It provides news, prices, analytics and transaction services for a diverse range of organisations and end-users. Key customers are global, regional and boutique investment banks, brokerage and venture capital concerns. Within these firms, Reuters serves a wide range of professionals including equity and fixed income salespeople, traders and brokers, research analysts and corporate finance and M&A professionals. In addition, Reuters provides content and software solutions to serve the enterprise needs of its customers.

Corporates & Media. Reuters Media business is directed towards serving the needs of the world's newspapers, television and cable networks, radio stations, websites and consumers. Reuters offers its retail customers direct access to a segmented offering of news and data products through its branded websites (such as www.reuters.com and www.reuters.co.uk), books and signage (such as www.thebigpicture@3xsq.com). Reuters has a long history of innovation in the media business, including having been the first to introduce fully packaged, multimedia news products for online publishers and having developed NewsML, the emerging internet standard for news delivery.

The Corporates businesses provide research, advisory and business intelligence services to customers primarily outside financial services, though much of their content is available to financial services clients as well. Reuters research business provides proprietary, high-value, decision-support information to a wide range of corporate customers who can be reached cost-effectively through its financial products or directly utilising web technology. Reuters research subsidiaries, Tower Group and Yankee Group, service the information needs of information technology, communications and financial services corporate customers. Factiva, Reuters joint venture with Dow Jones, operates one of the world's richest and most diverse news and information retrieval services. Reuters relationship with Datamonitor, a European based research company (in which it holds a 20% equity interest), allows Reuters to report information on an extensive range of companies and industries (including healthcare, automotive and energy). Reuters subsidiary ORT SA provides its customers with company information and summary credit evaluations of a number of French and Belgian companies.

– Page 5 – ACQUISITION OF MULTEX
On 18 February 2003 Reuters announced it had entered into a definitive agreement to acquire Multex for a total of £121 million in cash. Multex possesses significant content assets, access to the research community and market experience that Reuters expects to bring substantial benefits to it and its customers. Reuters expects that the acquisition will strengthen its financial information products with the addition of deeper global company information and estimates as well as global research content. Reuters intends to combine these assets with its own to offer the producers and consumers of investment research innovative, cost-effective solutions. Outside of the professional financial markets, Reuters expects to use these assets to create segmented online financial news, data and research products for retail consumers as well as corporate and media customers. Under the acquisition agreement, Reuters commenced a tender offer for all outstanding Multex shares on 26 February 2003 which, subject to satisfaction of its conditions, Reuters expects to complete by the end of March 2003. Following the acquisition, Multex will become a wholly-owned subsidiary of Reuters.

GEOGRAPHIC SALES AND SERVICE CHANNELS
Reuters serves its customers through three geographic sales and service channels: the Americas; Europe, Middle East and Africa; and Asia Pacific. Members of the sales and service team locally work with customers to build global and local relationships and to identify the best mix of products and solutions for each individual enterprise and to provide after sales service to help customers and users get the most out of investments made. These sales channels provide feedback to the customer segments on how products are working and how they can be enhanced to meet future customer needs. Revenues for the three years to 31 December 2002 are analysed by segment on pages 27-28 of the operating and financial review and by geography and by segment on pages 37-38 in note 1 on the consolidated profit and loss account.

REUTERS CENTRES OF EXCELLENCE

Reuters future success depends on its ability to create and deliver innovative and trusted services. Support is provided to the customer segments through shared centres of excellence providing specialist services – the Business Technology Group, the Chief Information Office, Editorial, Business Support Services and Corporate.

The Business Technology Group includes technical operations, development and data staff. BTG's role is to create a coherent and high quality product line that delivers considerable value and satisfaction to customers, supporting the evolving customer segment strategies with the Fast Forward plan overarching these.

The Chief Information Office's role is to establish a strong, consistent IT strategy across the Group and to bring innovation into the business through technology leadership.

Editorial's role is to cover and edit the news to the highest standards so as to meet the needs of customers. Reuters news has been a benchmark of excellence for more than 150 years and underpins our reputation for speed, accuracy, integrity and freedom from bias.

Business Support Services and Corporate ensure the business operates as efficiently as possible. These Groups include functions such as Finance, Human Resources and Legal.

PRODUCTS AND SERVICES

Approximately half a million financial professionals across the globe each day receive market data, in-depth news, quotes, statistics and analytics on financial and commodity markets from Reuters. Known for its expertise in journalism, Reuters is also the largest financial information provider in the world with annual sales of £3.0 billion (US$4.4 billion) in 2002.

Relying on its considerable experience in the financial information industry and incorporating advanced technologies, Reuters has played an important role in redefining this rapidly changing industry and, as a result, provides a wide range of products and services that offer content, analytics, communities and openness to help customers succeed.

Reuters products and services fall into the broad categories of Information, Transaction & Interaction and Solutions; many of these products serve more than one customer segment.

Information. These products help professionals turn raw data into useable information, so they can make decisions with confidence.

Financial information is collected from an array of sources including exchanges, over-the-counter markets, research services and other contributors such as energy and fixed income providers. The data is available through various delivery platforms such as workstations, datafeeds and internet solutions.

High-powered workstations, such as Reuters 3000 Xtra and Reuters BridgeStation, operate on Microsoft Windows software and combine cross-market data with superior analytics, charting capabilities and news, so that traders, analysts, money managers, economists and others have the tools they need to interpret and act in the marketplace. Reuters also offers rich data and tools delivered in an internet browser, providing both convenient and cost-effective information solutions.

Transaction & Interaction. Reuters Global Routing Service (RGRS) (formerly known as IOE/Reuters Intertrade Direct), is a large order routing network that connect buyers and sellers by providing customers with electronic access to multiple brokers, including Instinet and Bridge Trading Company (BTC). Reuters is currently in the process of bringing end-to-end transactional capabilities to its equity clients through RGRS as well as its strategic alliance with Orc Software AB which will provide direct trading access to the world's leading equity and equity derivatives exchanges.

Treasury customers can choose from tiered product offerings, such as Reuters Dealing 3000 and Reuters Dealing Link, a browser-based version, which provides them access to a community with over 18,000 foreign exchange and money markets traders. BTC, a New York Stock Exchange (NYSE) member, provides agency trading for institutional customers. Instinet also provides substantial services in this area, as described below.

Solutions. In addition to helping customers manage their trading and investments, Reuters also helps them better manage risk throughout their organisation. These products are particularly suited to foreign exchange and money market professionals in the middle and back offices of banks and large corporations who are responsible for risk management systems, position-keeping, pricing, risk analysis, credit and other exposure. Products such as Reuters Kondor+, a real-time position-keeping system, Reuters KreditNet, a real-time credit limits management solution, and Reuters KvaR+, which coordinates with Reuters Kondor+ and other position-keeping systems to provide consolidated enterprise-wide risk information and analysis on all financial activities within an organisation, help treasury professionals make informed decisions in managing the financial exposure of their trading room activities. Reuters also offers a back office solution, Reuters Trade Processing, that facilitates the daily processing of trades through clearing and settlement and into the client's accounting systems.

Using its strengths in data management and technology know-how, Reuters helps customers automate and integrate their own internal business processes. Products like the Reuters Market Data System help companies address problems managing financial content across their trading environment, which results in greater performance, reliability and ultimately, profitability.

New capabilities for the future. In October 2002 Reuters Messaging was unveiled, an instant messaging service built specifically for financial professionals that enables them to collaborate in real time with their customers and colleagues. In 2003 Reuters expects to launch a number of new products. These include Reuters Knowledge, a new information service for research and investment banking professionals that combines a number of functions they need to do their job into one product; the European Markets Suite, aimed at Eurozone professionals; and Reuters Intelligent Advisor, a service designed to meet the needs of private wealth advisers.

– Page 6 – INSTINET

Instinet, the largest global electronic agency securities broker, has been providing investors with electronic trading solutions for more than 30 years. Its services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, gain price improvement for their trades, manage their orders and lower their overall trading costs. Through its electronic platforms, Instinet's customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. Instinet's customers primarily consist of institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds, as well as market professionals, including broker-dealers.

Instinet completed an initial public offering in May 2001 and its common stock is listed on the Nasdaq Stock Market (symbol INET.O). In October 2001 Instinet acquired ProTrader Group LP, a provider of advanced trading technologies and electronic brokerage services, for consideration consisting of cash and shares. In September 2002, Instinet completed its acquisition of Island Holding Company, Inc., the parent company of The Island ECN, Inc. (Island), a leading electronic securities marketplace, in an all-stock transaction. As a result of the initial public offering, the ProTrader acquisition and the Island acquisition, Reuters Group's shareholding of Instinet is now approximately 63%.

COMMUNICATIONS NETWORKS AND EQUIPMENT

The Group uses multiple communications networks, employing a complex variety of technologies, for distribution of its products. Reuters Group completed the first year of a major strategic initiative to migrate its principal product sets from its prior network infrastructures on to a single global IP-based network provided by Radianz Limited (Radianz), the 51% owned joint venture with network services provider Equant BV. This will deliver greater resilience, speed and capability at lower overall cost.

Reuters has four global technical centres, two main technical centres and many smaller local data centres. Our data centres are linked by communications services provided by Radianz, using dedicated international communications circuits that rely on satellite links, optical fibre cables and coaxial cables. These circuits are leased by Radianz from various governmental and private telecommunications operators including Equant. Communications between data centres and subscribers are provided by Radianz in 20 countries and by Reuters directly or third parties elsewhere; they mainly use dedicated terrestrial circuits which are leased from telecommunications operators and are supplemented by a variety of other transmission systems. These include satellite-based networks for delivery of services to small dish receivers on customer premises.

For further information regarding Radianz and the relationship between Reuters Group and Radianz, see page 77.

Two of the global technical centres and a number of smaller distribution centres were acquired in 2001 as part of Reuters acquisition of the core North American equities information and trading businesses of Bridge Information Systems, Inc. Some of these smaller distribution centres, located in Europe and Asia, are maintained by Moneyline Telerate (which acquired certain other businesses of Bridge).

The network services agreements with Radianz and with Savvis Communications Corporation (Savvis), Bridge's legacy network service provider, are important to the Group's capability to deliver products and services to customers. Although reasonable steps are taken to ensure continuity of service, any failure or interruption of such systems could have a significant effect on the Group's business (see Risk factors on page 34). A summary of these network services agreements is given on page 77.

SUBSCRIBERS

Reuters products are generally billed by number of user accesses to datafeeds, portable devices and terminals. The number of accesses at the end of the last three years are shown below:
	31 December

000s	2002	2001	2000

Premium products*	93	84	31
2000/3000 series	98	134	166
Mid and lower tier	302	374	330

Total	493	592	527

*Premium products include 3000 Xtra, Dealing and BridgeStation.

JOINT VENTURES AND ASSOCIATES

Reuters principal joint ventures and associates include:

TIBCO Software Inc. (TSI). TSI provides total business integration solutions delivering infrastructure software that enables businesses to integrate their business systems in real-time. In 1999 TSI completed an initial public offering of its common stock on the Nasdaq Stock Market (symbol TIBX.O). At 31 December 2002 Reuters held approximately 50% (39% fully diluted) of the outstanding shares of TSI. Reuters Group does not consolidate TSI for accounting purposes. For information on a license agreement between Reuters and TSI with respect to TIBCO technology, see Related party transactions on page 72.

Radianz. Radianz, the joint venture with Equant, was formed in 2000 to develop a secure internet protocol network for use by the financial services industry. Reuters own 51% of the company but shares voting control and therefore does not consolidate Radianz as a subsidiary for accounting purposes. Radianz connects all types of market participants: brokers, institutions, exchanges, custodians, and clearing and settlement houses. An important part of Reuters strategy is to build communities in the securities markets as Reuters has done in the foreign exchange and money markets.

Factiva. Factiva is a 50% owned joint venture with Dow Jones formed in 1999. It provides a broad range of global news and a deep historical archive of business information. Through its products and technology solutions Factiva enables enterprises to retrieve information and to integrate content into their business applications and intranet portals. Factiva's business information includes Reuters and Dow Jones newswires, plus nearly 8,000 other newspaper and periodical sources and 8,500 business-oriented websites from around the world, delivered in 22 languages. These sources provide current news, historical articles, photographs, market research and investment analyst reports, and stock quotes. Factiva's primary audience consists of information professionals and researchers, with around 70% of their revenue derived from sources outside the financial services sector. Reuters is a major distributor of Factiva content within the financial services sector. Reuters Group does not consolidate Factiva for accounting purposes.

COMPETITORS

The Group faces significant competition in all market sectors and geographical areas in which it operates.

Competing information products for the financial markets are offered by Bloomberg LP, Quick Corporation of Japan, Telekurs AG, Thomson Financial, a division of The Thomson Corporation, Sungard, Moneyline Telerate (including the Telerate business formerly owned by Bridge) and Factset, plus a number of smaller local and regional competitors. In connection with the Bridge acquisition, Reuters agreed to provide Moneyline Telerate with various network, software development, data management, customer support, administrative and other transitional services and granted to Moneyline Telerate certain intellectual property and software licenses. Moneyline Telerate agreed to provide Reuters with various field support, network and administrative services and co-location rights, in each case for a term not to exceed four years (depending upon the service in question).

– Page 7 –

The Lipper funds information business competes with Morningstar Inc, the Micropal unit of Standard & Poor's, a division of the McGraw-Hill Companies Inc., Value Line Inc and Thomson Corporation's CDA Weisenberger.

Reuters foreign exchange spot matching services compete with the Electronic Broking Service and Bloomberg. Reuters money and foreign exchange transaction products also compete with voice brokers in the relevant markets.

Competitors in the supply of market data systems include Misys plc, Sunguard Data Systems Inc and CSK Software and a large number of other vendors. Competition for the supply of company, financial and industry specific information is fragmented widely among traditional information providers such as Bloomberg, Thomson Financial and Dow Jones, among online exchanges such as ICE and NYMEX and among niche players with specialist tools or local market coverage such as CQG and MetalBulletin.

Reuters main competitors in the supply of news to the media are Associated Press, Agence France Presse, Dow Jones and Bloomberg News.

Instinet competes with the following, among others: market makers and other traditional broker-dealers (including many of its own customers) acting as agent or principal; traditional and electronic trading methods in use on US and international exchanges, including NYSE specialists and the electronic matching systems of international exchanges; the trading platform for the Nasdaq market, known as SuperMontage, and Nasdaq's primex system which enable NASD members to trade electronically in Nasdaq quoted stocks; the NYSE's institutional Xpress, NYSE Openbook and NYSE Direct products; electronic communications networks (ECNs), alternative trading systems (ATSs), electronic brokers and other electronic trading systems, including Bloomberg Tradebook and Archipelago-Redi; automated trade execution services developed by third party vendors for commercialisation in a wide range of financial product markets; and trading system software companies.

The financial services industry generally, and the securities brokerage business in which Instinet engages in particular, is very competitive. Instinet has experienced intense price competition in its equity securities business in recent years. Also, some of its competitors may have more modern technology and a broader range of services and, therefore, may be able to offer brokerage services to customers at lower prices than Instinet can. As a result, Instinet has aggressively reduced pricing for its US broker-dealer customers. These pricing changes have caused the transaction fee revenue Instinet receives from this customer group to decline significantly and could cause the transaction fee revenue it receives from this customer group to continue to decline, even if their volumes increase. As a result of Instinet's reduced pricing for its US broker-dealer customers, it has experienced a decline in revenue and volatility in its market share. As a result of these pricing changes, Instinet has taken, and will continue to take, actions to reduce costs, which may include reducing staff levels, consolidating facilities, and reducing operational and transaction-related expenses, among other alternatives. Instinet expects intense competition to continue, and if it does so or intensifies, it could lose further market share and revenue.

CAPITAL INVESTMENTS, EXPENDITURE AND DIVESTITURES

Since the beginning of 2000, the Group has made a number of acquisitions and has invested in several new and existing businesses including several joint ventures. The principal acquisitions and investments (none of which exceeded a cost of £50 million, save where otherwise stated) were:

•	O R Télématique SA (now known as ORT SA), acquired in 2000, a leading online provider of company information;

•	Yankee Group Research Inc., acquired in 2000, an international technology research and advisory firm specialising in sectors essential to e-business;

•	Diagram fip SA, acquired in March 2001, a major European provider of financial software solutions for the capital markets;

•	ProTrader Group LP, acquired by Instinet in 2001 for total consideration valued at £105 million;

•	certain businesses of Bridge Information Systems, Inc., acquired in September 2001 for total consideration of £256 million, including interim funding to Bridge and Savvis;

•	Island Holding Company Inc., acquired by Instinet in September 2002 for stock consideration having a value at the closing of £194 million;

•	Capital Access International LLC, which provides fixed income holdings information, acquired in November 2002;

•	AVT Technologies Ltd, a specialist in foreign exchange transaction technology, acquired in December 2002; and

•	in February 2002, Reuters entered into a definitive agreement to acquire Multex for £121 million in cash, which is subject to the satisfaction of customary conditions and is expected to complete by the end of March 2003.

In October 2001 Reuters sold its interest in VentureOne Corporation, a provider of information and research for the venture capital investment industry, to Wicks Business Information, LLC for a net consideration of £18 million in cash.

The principal disposals or closures in 2002 were:

•	in September 2002, Reuters sold its 20% shareholding in London News Radio;

•	in September 2002 and November 2002, Reuters sold Diagram Asset Management and Diagram EDI respectively, two non-core units that were acquired as part of the acquisition of Diagram fip SA in 2001;

•	in December 2002, Reuters sold its 40% shareholding in Sila Communications;

•	during 2002, Atriax ceased operations and is currently in the process of being liquidated by its shareholders; and

•	Reuters disposed of or closed a total of 56 units in 2002.

Total capital expenditure for acquisitions, investments in joint ventures, associates and other investments during 2002 was £317 million (2001: £519 million, 2000: £426 million).

Further information relating to investments, acquisitions, joint ventures and disposals in 2002 is provided in note 16 and note 31.

GOVERNMENT REGULATION

The UK Financial Services Authority (FSA) under the Financial Services and Markets Acts 2000 regulates Reuters Limited, the principal operating company, as a service company.

Reuters Transaction Services Limited (RTSL), through which Dealing 3000 Spot and Forwards Matching are operated, is subject to regulation by the FSA equivalent to that applied to broking participants in the London foreign exchange market. The operations of RTSL's Singapore branch are subject to oversight by the Monetary Authority of Singapore and those of the Hong Kong branch by The Hong Kong Monetary Authority. The Group's other UK authorised firms include Reuters InterTrade Direct SA, also regulated as a service company, and Bridge Trading Company UK Limited which, under the passporting provisions of the EU Investment Services Directive, allows for the introduction of UK and EU clients directly to Bridge Trading Company in the US.

– Page 8 –

As registered broker-dealers, members of self-regulatory organisations in the US and other countries in which they operate and, in the case of the Instinet ATS and the Island ATS as operators of electronic communications networks and alternative trading systems in the US, Instinet and BTC are subject to regulation under the US securities laws and their equivalents in other countries, including but not limited to net capital requirements, and to possible increased levels of regulation in the future. The regulatory framework generally applies directly to Instinet and BTC affiliates that are registered or licensed in various jurisdictions.

The use of communications links is subject to government licensing in several countries.

CORPORATE STRUCTURE
The Group conducts its business through a portfolio of companies, including wholly and partly owned subsidiaries, joint ventures and associated companies. Information concerning the most significant companies is contained in note 32.

PROPERTY, PLANT AND EQUIPMENT

The Group's tangible fixed assets are primarily in the form of computer systems equipment that form the infrastructure for the company's business. This equipment is distributed across global sites with greater concentration at the major global and regional technical centres. A reducing proportion of the equipment is located at customer sites around the world.

The Group's principal facilities are:

•	the corporate headquarters and adjoining office building (145,000 sq. ft.) in Fleet Street, London;

•	the US headquarters at 3 Times Square in New York City (692,000 sq. ft.);

•	global technical centres in London (324,000 sq. ft.) and Geneva (144,000 sq. ft.);

•	properties located in St Louis County, Missouri, acquired from Bridge in 2001, consisting of four corporate office buildings (aggregate of 211,000 sq. ft.), two global technical centres (4,800 sq. ft. and 6,000 sq. ft., respectively), a warehouse (32,000 sq. ft.) and a 5.4 acre parcel of land; and

•	two other main technical centres in Hauppauge, New York (50,000 sq. ft.) and Singapore (180,000 sq. ft.).

The London properties and the New York technical centre are situated on land owned by Reuters, whereas the buildings in Geneva and Singapore were built by us on leased land. The leases, including periods covered by options to extend, expire in 2095 and 2050, respectively. The Reuters Building at 3 Times Square is owned, and was developed jointly, by Reuters and Rudin Times Square Associates LLC. In May 2001 Reuters leased 692,000 sq. ft. from the venture of which 360,000 sq. ft. was subleased to Instinet. The principal part of Reuters lease will expire in 2021. Reuters secured its lease position with a $120 million letter of credit. In St. Louis, all four corporate office buildings (211,000 sq. ft.) are owned, and the 32,000 sq. ft. warehouse is leased (and in turn subleased to Savvis) for a term that expires in 2004. One of the global technical centres in St. Louis is located in an owned facility and the other is located in a leased facility, whose lease expires in 2004. The 5.4 acre parcel of land is currently under ground lease to Savvis for a term expiring in 2099.

HISTORY AND DEVELOPMENT
Though its predecessor was formed in London in 1851, the ultimate holding company for the Group, Reuters Group PLC, was incorporated in England and Wales on 24 December 1996. Reuters registered office and corporate headquarters are located at 85 Fleet Street, London EC4P 4AJ, England (telephone: +44 (0)20 7250 1122).

LEGAL PROCEEDINGS

Reuters Group is a party to certain legal proceedings including the following:

Island commenced an arbitration proceeding before the NASD against Archipelago L.L.C. (Archipelago), B-Trade Services LLC (B-Trade), and REDIBook ECN L.L.C. (REDIBook). Island alleged that each respondent entered into a subscriber agreement with Island which prescribed certain fees and, despite Island's demand that each respondent abide by the terms of its contract, each respondent has refused to pay such fees. Island is seeking approximately US$11 million in total damages, of which approximately US$1.9 million is from B-Trade, US$5.1 million from Archipelago and US$4 million from REDIBook. Archipelago and REDIBook have counterclaimed against Island alleging that Island engaged in unfair, discriminatory pricing practices against them and asserting claims involving breach of contract, breach of obligation of good faith, and attempted monopolisation and conspiracy to restrain trade under the US Sherman Act. These counterclaims allege damages of no less than US$30 million before trebling, for a total of no less then US$90 million trebled damages pursuant to the federal antitrust laws. B-Trade also counterclaimed alleging a breach of contract counterclaim against Island and seeking at least US$2.75 million in damages. Island intends to pursue vigorously its claims and oppose respondents' counterclaims.

Archipelago commenced a separate action against Instinet before the NASD in which it alleged that Instinet also engaged in unfair, discriminatory pricing practices against it and asserted claims involving breach of contract, breach of obligation of good faith, and attempted monopolisation and conspiracy to restrain trade under the Sherman Act. Archipelago in its claim seeks no less than US$41 million before trebling for a total of no less than US$123 million trebled damages. Instinet intends to defend vigorously this proceeding by asserting certain affirmative defences and its own counterclaims against Archipelago.

NexTrade Holdings, Inc. has commenced an action against certain Instinet ProTrader subsidiaries alleging that they have infringed certain of NexTrade's trade mark rights. The plaintiff seeks to recover all of these subsidiaries' profits, gains and advantages resulting from the unauthorised use of the trade mark, damages sustained by the plaintiff of no less than US$15 million before trebling and that such damages be trebled, and exemplary and punitive damages of not less than US$90 million. The defendants intend to vigorously contest the plaintiff's claims.

– Page 9 –
DIRECTORS' REPORT
The directors submit their annual report and audited financial statements for the year ended 31 December 2002.

ACTIVITIES
The Group's business is described on page 4 . A detailed review of activities during 2002 and likely future developments is given on pages 4-8 and 24-33.

SHARE CAPITAL AND DIVIDENDS

Details of the changes in the authorised and called-up share capital are set out in notes 26 and 27 on page 57. Details of major shareholdings are given on page 71 .

An interim dividend of 3.85 pence per ordinary share was paid on 4 September 2002. The directors recommend a final dividend of 6.15 pence per ordinary share, giving a total of 10.0 pence per ordinary share for the year (2001: 10.0 pence). Subject to shareholders' approval at the annual general meeting to be held on 17 April 2003, the final dividend will be paid on 24 April 2003 to members on the register at the close of business on 14 March 2003.

EMPLOYEES

Since the last annual report the total number of the Group's employees has been reduced by some 3,000 people as a result of the business and structural changes which have been implemented. The total number of Reuters Group employees at 31 December 2002 was 17,414 (31 December 2001: 19,429). Details of average numbers of employees by segment are given on page 42.

It is Reuters policy that selection of employees, including for recruitment, training, development and promotion, should be determined solely on their skills, abilities and other requirements which are relevant to the job and in accordance with the laws in the country concerned. Reuters equal opportunities policy is designed to ensure that disabled people are given the same consideration as others and enjoy the same training, development and prospects as other employees.

To provide employees with the information they need to understand and achieve the Group's business objectives, Reuters makes extensive use of its intranet as a communication tool. Meetings are regularly held between management and employees' union representatives so that the views of employees can be taken into account in making decisions which may affect their interests. Reuters European Employee Forum operates as a pan-European works council. The Chief Executive or other executive directors meet with the Forum regularly. Regular employee surveys are undertaken to evaluate morale and to identify any employee issues that need to be addressed. The results are communicated to employees.

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

CHARITABLE CONTRIBUTIONS

In 2002 Reuters continued to support community initiatives and charitable causes, mainly through the work of the Reuters Foundation charitable trust. A report on the activities of the Foundation and the Group's wider corporate social responsibility programme can be found in the 2002 annual review or on Reuters website (www.reuters.com/csr). The total cash donated by Reuters in the year amounted to £4.7 million. In addition to these cash contributions, employees are encouraged to give their time and skills to a variety of causes and Reuters provides valuable equipment and information services free of charge.

No political contributions were made by Reuters.

CREDITOR PAYMENT TERMS
It is the Group's normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practices throughout the world. It is Group policy that payment is made on time, provided suppliers perform in accordance with the agreed terms. Group trade creditors at 31 December 2002 were equivalent to 18 days' purchases during the year (2001: 24 days).

AUTHORITY FOR COMPANY TO PURCHASE OWN SHARES
At the annual general meeting held on 23 April 2002, members renewed the company's authority under section 166 of the Companies Act 1985 to make purchases of up to 143,206,517 ordinary shares at a price of not more than 5% above their average middle market quotation in the London Stock Exchange Daily Official List for the five business days prior to the date of purchase, nor less than 25 pence each.

DIRECTORS

The names and biographical details of current directors are given on pages 10-11.

Geoffrey Weetman and Dennis Malamatinas retired from the Board in July and October 2002 respectively, and Niall FitzGerald was appointed as a non-executive director with effect from 1 January 2003. On 17 February 2003 Devin Wenig was appointed as an executive director. Ed Kozel, Roberto Mendoza and Dick Olver retire by rotation and are proposed for re-election as directors at the forthcoming annual general meeting. Niall FitzGerald and Devin Wenig having been appointed by the Board since the last annual general meeting also retire and are proposed for election. As non-executive directors, Ed Kozel, Roberto Mendoza, Dick Olver and Niall FitzGerald do not have service contracts. Details of the remuneration of the non-executive directors and information on the service contracts and remuneration of the executive directors are set out on pages 13-21, together with details of directors' interests in shares of the company and its subsidiaries.

POST BALANCE SHEET EVENTS
Details of post balance sheet events are given on page 61. By order of the Board Rosemary Martin Company Secretary 24 February 2003

– Page 10 –
DIRECTORS AND SENIOR EXECUTIVES
The directors and senior executives of Reuters are:
Name	Position	Position held since

Directors
Sir Christopher Hogg	Chairman; Director ¹	1985; 1984
Thomas Glocer	Chief Executive; Director	2001; 2000
Philip Green	Chief Operating Officer; Director	2001; 2000
David Grigson	Finance Director; Director	2000; 2000
Devin Wenig	President – Customer Segments; Director	2003; 2003
Sir John Craven	Director ¹	1997
Niall FitzGerald	Director ¹	2003
Ed Kozel	Director ¹	2000
Roberto Mendoza	Director ¹	1998
Richard Olver	Director ¹	1997
Charles Sinclair	Director ¹	1994
Ian Strachan	Director ¹	2000

Senior Executives
Graham Albutt	President – Business Programs	2003
Christopher Hagman	Managing Director – Europe, Middle East and Africa	2001
Alexander Hungate	Chief Marketing Officer, President – Focus Group Accounts	2001
Geert Linnebank	Editor-in-Chief	2000
Stephen Mitchell	Head of Risk Management and General Counsel	1998
Michael Sayers	Chief Technology Officer	1998
David Ure	Strategic Adviser to the Board and non-executive Chairman of Radianz	2000

¹ Non-executive director

In accordance with the company's articles of association at each annual general meeting the greater of one third of the directors (or, if the number of directors is not a multiple of three, the number nearest to but not greater than one third) and the number of directors required to retire pursuant to the following criteria shall be proposed for re-election: (i) due to retire at the meeting by reason of age; (ii) wishes to retire and not offer himself for re-election; or (iii) shall not have retired from office by rotation in the period of three years ending on the date of the meeting.

If there are no changes to the current Board composition the following directors will be eligible for re-election at the annual general meeting in 2004: Sir Christopher Hogg, Tom Glocer, David Grigson and Ian Strachan, and in 2005: Charles Sinclair, Sir John Craven and Philip Green.

Directors
 Sir Christopher Hogg. Non-executive Chairman of GlaxoSmithKline plc since May 2002 (non-executive director since 1993) and a non-executive director of Air Liquide SA since May 2000. Non-executive Chairman of the Royal National Theatre since 1995. Member of the International Council of JP Morgan since 1988. Former Chairman of Courtaulds PLC from 1980 to 1996 (Chief Executive 1979-1991) and of Allied Domecq PLC (1996-2002). Former non-executive director of the Bank of England (1992-1996). Member of the Audit and Nominations Committees. Age 66.

Tom Glocer. Chief Executive. Former Chief Executive Officer of Reuters Information (2000) and President & Senior Company Officer, Reuters America (1998-2000). Appointed Chief Executive Officer, Reuters Latin America in 1997 after serving in Reuters legal department from 1993. Formerly practised law in New York, Paris and Tokyo. Non-executive director of Instinet and of the New York City Investment Fund. Member of the International Advisory Board of the Monetary Authority of Singapore, the Corporate Council of the Whitney Museum and of the Leadership Champions Group (Education) of Business in the Community. Age 43.

Philip Green. Chief Operating Officer. Joined Reuters in September 1999 as Chief Executive, Reuters Trading Solutions. Former Chief Operating Officer, Europe and Africa, at DHL International, based in Brussels. Joined DHL in 1990 as Regional Director, Northern Europe having previously worked in both the UK and US. Non-executive director of SKF AB and a director of Radianz and TSI. Member of the Advisory Board of the London Business School. Trustee of the London Philharmonia Orchestra. Age 49.

David Grigson. Finance Director. Joined Reuters in August 2000 from Emap plc where he was Group Finance Director and Chairman of Emap Digital. He is a qualified chartered accountant and a member of the FSA Practitioners Panel. Formerly held senior finance roles in the UK and US at Saatchi and Saatchi Plc (1984-1989). Held a number of financial positions at Esso UK from 1980 to 1984. Also a non-executive director of Instinet. Age 48.

Devin Wenig. Executive Director and President – Customer Segments since February 2003. President – Investment Banking (2001-2003). Joined Reuters in 1993 as Corporate Counsel, Reuters America and held a number of senior management positions before being appointed President, Reuters Information in January 2001. Also a director of Instinet, Multex.com Inc. and Nastech Pharmaceutical Company. Age 36.

Sir John Craven. Non-executive Chairman of Lonmin Plc since 1997. Non-executive director of Fleming Family & Partners. Former member of the Board of Managing Directors of Deutsche Bank AG and former executive Chairman of Morgan Grenfell Group plc (1989-1997). Former non-executive director of Gleacher & Co LLC, Rothmans International BV, Ducati SpA and Société Générale de Surveillance SA. He is a member of the Canadian and Ontario Institute of Chartered Accountants. Member of the Audit Committee and Chairman of the Nominations Committee. Age 62.

– Page 11 –

Niall FitzGerald. Chairman and Chief Executive Officer of Unilever PLC since 1996. He has held a number of posts including finance director during 30 years with Unilever. He is also President of the Advertising Association, a Member of the Foundation Board of the World Economic Forum and a Fellow of the Royal Society for the encouragement of Arts, Manufacturing and Commerce and the Association of Corporate Treasurers. Former non-executive director of Merck, Ericsson, Bank of Ireland and Prudential plc. Member of the Nominations Committee. Age 57.

Ed Kozel. Managing Director of Open Range Ventures LLC, a private venture capital firm active in telecom, networking and internet start-ups. Also a director of Yahoo! and Narus Inc. Formerly a non-executive director of Cisco Systems Inc. (2000-2001), where he worked from 1989-2000 in a number of roles, including Chief Technology Officer and senior vice president for business development. A former non-executive director of TSI (2000-2001). Prior to 1989 he worked with SRI International in California. Member of the Remuneration and Nominations Committees. Age 47.

Roberto Mendoza. Chairman of Egg plc and non-executive director of Prudential plc, Vitro SA and The BOC Group PLC. Formerly vice-chairman and director of JP Morgan & Co Inc. (1990-2000) and managing director of Goldman Sachs & Co (2000). Joined JP Morgan in 1967 with successive assignments in London and New York. Member of the Remuneration and Nominations Committees. Age 57.

Dick Olver. Deputy Group Chief Executive of BP p.l.c. since January 2003. Chief Executive Officer of BP Exploration & Production Division (1998-2002). A member of the Institute of Civil Engineers, he has worked for BP since 1973. A governor of New Hall School. Chairman of the Audit Committee and a member of the Nominations Committee. Age 56.

Charles Sinclair. Group Chief Executive of Daily Mail and General Trust plc since 1988. Joined Associated Newspapers in 1975 and held a number of roles prior to its merger into the Daily Mail Group in 1988. Non-executive director of Euromoney Institutional Investor PLC and Schroders plc. Fellow of the Institute of Chartered Accountants. Chairman of the Remuneration Committee and a member of the Nominations Committee. Age 54.

Ian Strachan. Chairman of Instinet since 1 January 2003. Non-executive director of Transocean Inc., Johnson Matthey plc and Harsco Corporation. Former Deputy Chairman of Invensys plc (1999-2000) and Chief Executive Officer of BTR plc (1996-1999). Former Deputy Chief Executive Officer (1991-1995) and Chief Financial Officer (1987-1991) of Rio Tinto plc. Also a former non-executive director of Commercial Union plc (1991-1995). Member of the Audit and Nominations Committees. Age 59.

Senior Executives
Graham Albutt. President – Business Programs. Graham joined Reuters in London in 1987. Held various posts in central and operational business functions and, in May 2001, was additionally appointed as Business Integration Executive, developing the structure and business model for the integration of the recently acquired Bridge assets. Non-executive director of Datamonitor PLC. Age 49.

Christopher Hagman. Managing Director – Europe, Middle East and Africa, since April 2001. Joined Reuters in 1987 based in Sweden and has held various senior sales and general business management positions in Sweden, Netherlands and the UK. Age 44.

Alexander Hungate. Chief Marketing Officer, President – Focus Group Accounts since September 2001. In 1993, Alex joined Reuters in London as a business development executive. From 1996 to 1998 he was Executive Vice President of Reuters Marketing before being appointed Chief Operating Officer, Reuters America in 1999 and Chief Executive Officer, Reuters America in 2000. Before joining Reuters Alex worked at Booz Allen & Hamilton as a strategy consultant. Non-executive director of British America Business Inc. Age 36.

Geert Linnebank. Editor-in-Chief. Geert became Editor-in-Chief in 2000 having held various editorial roles. Before he joined Reuters in 1983 he was a correspondent, EC and Belgium, for AP-Dow Jones – Brussels. Age 46.

Stephen Mitchell. Head of Risk Management and General Counsel. Stephen joined Reuters in 1996 as Deputy General Counsel. Company Secretary 1998 to 1999. He became Group General Counsel in 1998 and Head of Risk Management in 2001. Former partner in Australian law firm Freehill, Hollingdale & Page. Age 43.

Michael Sayers. Chief Technology Officer. Michael joined Reuters London development group in 1977 and in 1998 was appointed Chief Technology Officer. Age 49.

David Ure. Strategic Adviser to the Board and non-executive Chairman of Radianz. Former executive director of Reuters (1989-2000) responsible for group technical strategy and Reuters Trading Solutions Division. From 1992 to 1998 he was responsible for Group marketing and technical policy. Prior to that he headed Reuters operations in Europe, Middle East and Africa. Joined the company in 1968 as a trainee journalist. Age 55.

– Page 12 –
CORPORATE GOVERNANCE
Reuters is committed to high standards of corporate governance and has complied throughout 2002 with the principles of corporate governance set out in Section 1 of the Combined Code as at the date of this report, save that Tom Glocer's service contract is terminable by the company on, in effect, up to two years' notice, until 1 July 2005, whereupon it becomes terminable on one year's notice.

THE BOARD AND EXECUTIVE

The Board is responsible for Reuters system of corporate governance and is ultimately accountable for its activities throughout the Group. The articles of association require the directors to pay due regard to the Reuters Trust Principles which are designed to protect Reuters integrity and independence and represent the core values at the heart of Reuters business. These Principles are described more fully on page 74. As at 24 February 2003, there were four executive directors and eight non-executive directors, including the Chairman. Sir John Craven is the senior independent non-executive director.

The Board met eight times in 2002. The directors attended all the Board meetings in 2002 save that Sir John Craven, Ian Strachan, Dick Olver and Geoffrey Weetman were each absent from one meeting and Ed Kozel and Dennis Malamatinas were absent from two meetings.

A schedule of matters reserved for the Board's decision identifies those matters that the Board does not delegate. It includes the approval of annual and interim results, corporate objectives, strategy and the budget, significant transactions and matters relating to share capital.

Regular and ad hoc reports and presentations to the Board ensure the directors are supplied, in a timely fashion, with the information they need. They also have access to the Company Secretary and they may take independent professional advice at the Group's expense, although no such advice was sought during 2002.

Each year the Chairman and the non-executive directors review the Chief Executive's performance and the Chief Executive reviews the performance of the other executive directors. Each year Sir John Craven conducts a chairmanship review meeting, attended by the directors other than Sir Christopher Hogg, at which the Chairman's remuneration and performance are reviewed. During 2002 an informal review of the Board's effectiveness was undertaken and the results were considered by the Board as a whole.

Non-executive directors receive a series of briefings about Reuters when they join the Board. Training for executive directors is available as appropriate and a training programme is run for directors of subsidiaries.

The Board delegates specific responsibilities to certain committees. Each committee has its own terms of reference set by the Board. The main committees are:

The Audit Committee reviews and, as appropriate, actively engages in the processes for financial reporting, internal control, risk assessment, audit and compliance assurance, the independence of internal and external auditors and the effectiveness of the company's system of accounting, its internal financial controls and the internal and external audit functions. The committee comprises Dick Olver (Chairman), Sir John Craven, Ian Strachan and Sir Christopher Hogg. The Board considers that the members have the requisite skills and attributes to serve on the committee. The committee meets four times a year with the Chief Executive, the Finance Director, the Chief Operating Officer, other officers and the auditors attending as required. The auditors have unrestricted access to the Audit Committee. During 2002 only one member of the Audit Committee, Ian Strachan, was absent from one Audit Committee meeting.

The Remuneration Committee has oversight of executive remuneration policy. Information concerning the Remuneration Committee is set out in the Remuneration report on page 13.

The Nominations Committee makes recommendations to the Board about future appointments of non-executive directors, the Chairman and the Chief Executive, and considers recommendations from the Chief Executive to the Board about the future appointment of executive directors. This committee meets when required and comprises the eight non-executive directors, chaired by Sir John Craven. A director may not attend or be involved in any decision concerning him or his successor.

In addition, the Group Management Committee, which is chaired by the Chief Executive, implements strategy and manages the Group. It reviews business risk and monitors operating and financial performance. It comprises the four executive directors and seven other senior managers. The Group Operations Committee (comprising 13 senior executives and chaired by Philip Green) manages the business's operations.

RELATIONS WITH SHAREHOLDERS
The executive directors meet regularly with institutional shareholders and analysts. Investor relations departments in London and New York are dedicated to facilitating communications between the company and its shareholders. Non-executive directors receive a regular report on investor relations as part of the routine board report materials. From time to time they also receive reports from the company's brokers and investor relations advisers on investors' perceptions. The company's annual general meeting is used as an opportunity to communicate with private investors. At the annual general meeting the level of proxies lodged on each resolution and the balance for and against the resolution are announced after the resolution has been voted on by a show of hands. The results of voting at the annual general meeting in 2003 will be available on Reuters website: www.reuters.com.

DIRECTORS' RESPONSIBILITIES, INTERNAL CONTROLS AND FINANCIAL REPORTING
The directors' responsibilities and information on internal controls and financial reporting can be found on page 22.

– Page 13 –
REMUNERATION REPORT
This report sets out Reuters executive remuneration policy and structure and details of the remuneration received by the directors in respect of the year ended 31 December 2002. Shareholders will be invited to approve this report at the annual general meeting on 17 April 2003.

1. CONSIDERATION OF REMUNERATION MATTERS

The Board has overall responsibility for determining the framework of executive remuneration and its cost, and is required to take account of any recommendations made by the Remuneration Committee. The Board has delegated to the committee, through formal terms of reference, oversight of the specific remuneration packages for the executive directors and consideration of executive remuneration issues generally, including the use of equity incentive plans in particular.

The Remuneration Committee consists solely of non-executive directors. Its current members are Charles Sinclair (Chairman), Ed Kozel and Roberto Mendoza. Dennis Malamatinas was a member of the committee until his retirement from the Board on 9 October 2002 and Sir Christopher Hogg stepped down from the committee on 17 February 2003. The committee met four times in 2002. All members were present at each committee meeting save that Dennis Malamatinas and Ed Kozel were absent from one meeting.

The Chief Executive normally attends meetings of the Remuneration Committee, but is not present at any discussion concerning his own remuneration. For the year under review the committee was also advised internally by Geoffrey Weetman and Stephen Clements, whilst they were Group Human Resources Director and Director of Remuneration respectively, John Reid-Dodick, Acting Human Resources Director, and Jim McInally, who was appointed Director of Remuneration in November 2002. The terms of reference permit the Remuneration Committee to obtain its own external advice on any matter, at the company's expense, although it did not do so in 2002. The company itself takes external advice and information from many sources in preparing proposals for the Remuneration Committee, but no material external assistance from a single source was received in relation to remuneration decisions made for 2002.

2. REMUNERATION POLICY

Executive directors
 The committee aims to ensure that remuneration and incentive arrangements are market-competitive, consistent with best practice and support the interests of shareholders.

In practical terms, this means that the reward structure for directors should attract, motivate and retain high-calibre individuals capable of leading the Group successfully. To achieve this in a global business environment, Reuters executive remuneration must reflect the competitive practices of its principal competitors and the other multinational businesses with which it competes for talent. The committee believes that market-led executive pay, with a heavy emphasis on the variable remuneration elements, is the best way to ensure Reuters Group has the high-performing executives necessary to achieve its immediate and longer-term strategic objectives. It is not the company's intention to pay more than is necessary for this.

Consistent with this view, total executive remuneration is calibrated to deliver mid-market rewards at target levels of personal and corporate performance. Variable reward components will provide an opportunity for much higher levels of remuneration where this is supported by exceptional performance whether on an individual level or in relation to the Group's short-term and longer-term business priorities.

Reuters has made a number of changes to executive remuneration over the past few years and an increased proportion of executive reward is variable and dependent upon the Group's performance. As such, the structure of the individual packages currently in place includes a significant proportion of reward that is performance related, with basic pay representing well under half of the target earnings potential. Excluding pension entitlements, the targeted composition of the expected value for each executive director's remuneration is:

Proportion of fixed and variable remuneration

	Fixed	Variable

	Base pay (%)	Bonus (%)	Long-term incentives (%)	Total (%)

Tom Glocer	20	25	55	100
Philip Green	30	30	40	100
David Grigson	30	30	40	100
Devin Wenig	30	30	40	100

Variable rewards will continue to be provided through a balanced mix of performance-related elements. The annual cash bonus plan supports operational objectives over the financial year, while the company's long-term incentive plan will reward superior performance relative to Reuters competitors over a longer period and share options will support the company's growth objectives and reward share price improvement.

The committee also believes that, in addition to participating in equity based incentive plans, the executive directors should build and maintain a personal equity stake in the company. To this end a share retention policy is operated requiring each executive director to accumulate a personal holding worth twice his salary within five years.

Non-executive directors
 Non-executive directors are appointed for an initial period of six years, subject to review after three years. Reappointment may be made after one six-year term. Non-executive directors do not have service contracts and are not eligible to participate in executive share plans.

The Chairman's remuneration is determined by the Board, who in reaching future decisions on appropriate levels of pay will continue to have regard to the packages awarded to chairmen of other UK listed companies of a similar size and complexity.

The company's shareholders determine the remuneration paid to the other non-executive directors. Historically, this has comprised a fixed annual fee, which has been unchanged at £35,000 per annum for three years. During this time the workload of non-executive directors has increased considerably and will continue to do so following the Higgs Review, the Smith Report and Sarbanes-Oxley legislation. However, it has been decided to defer putting to shareholders until next year's annual general meeting any proposal to change the fixed annual fee. Meanwhile fees paid to non-executive directors for specific roles, for example, chairing a Board committee have been realigned to reflect the time commitment associated with each role. The fees for these additional roles with effect from 1 January 2003 are: senior independent director: £5,000 per annum; chairman of the Audit Committee: £15,000 per annum; chairman of the Remuneration Committee: £10,000 per annum; and chairman of the Nominations Committee: £5,000 per annum.

Remuneration structure
It is Reuters general policy to construct executive remuneration packages as described below. However, in order to ensure the company is able to recruit and retain the best senior executives, the committee believes it needs to maintain the freedom to negotiate terms of employment on an individual basis, taking account of the circumstances of each case. Where it is necessary, special arrangements will also be made to accommodate the needs of, for example, international executives who are required to relocate. As Devin Wenig was appointed an executive director on 17 February 2003, the figures for 2002 reported below do not include his remuneration. The terms of his appointment are under discussion and are expected to be consistent with the following policy disclosures.

Basic salary and benefits
In formulating and reviewing pay packages for the executive directors, the committee will normally receive comparator group information and assistance from independent remuneration consultants. Reuters policy is to maintain a salary structure based upon the mid-market of its comparator group of companies. The committee is also guided by salary levels among other executives and across the organisation as a whole. However, as part of the Group's ongoing programme of cost reductions, the executive directors elected that their base salaries should not be increased for 2002. They have reaffirmed that position for 2003.

– Page 14 –

Non-cash benefits are provided to executive directors and the Chairman in line with normal market practice. All executive directors and the Chairman receive company car and private healthcare benefits. Life and disability insurance is provided as part of the pension arrangements for each executive director and the Chairman. Under the terms of Tom Glocer's relocation agreement, the company provides accommodation in the UK and pays home leave expenses for him and his family. His accommodation costs have been renegotiated from April 2003 and are expected to be lower in future years. Reuters also met the costs of his relocation.

Pensions
Since April 1999 it has been Reuters policy that all new employees, including directors, are offered participation in a defined contribution pension plan. In the case of UK executive directors, entitlement above the statutory earnings cap (where applicable) is met by an additional taxable 'retirement allowance' permitting each director to make his own supplementary pension arrangements.

Annual performance-related bonus
Bonus arrangements are normally negotiated individually and included in each director's service contract. The Remuneration Committee determines performance targets annually. Bonus payments are non-pensionable.

In 2002, the executive directors were eligible for an annual cash bonus, with a maximum level of 100% of base salary for Philip Green, David Grigson and Geoffrey Weetman. The maximum level for Tom Glocer was 125% of salary. The committee has agreed that bonus potential for all executive directors other than Tom Glocer will be 100% for 2003. Tom Glocer's bonus potential will remain at 125% for 2003 before reverting to 150% for 2004 as specified in his service contract.

For 2002, bonus targets were set on a sliding scale and included a mix of financial and strategic measures:

•	15% on Group normalised profit before tax;

•	15% on Reuters revenue;

•	20% on Reuters margin;

•	30% split equally between three key strategic measures relating to Reuters Messaging, migration to the Radianz network and customer satisfaction; and

•	20% on a maximum of two personal targets.

In February 2003 the committee considered 2002 performance relative to the specified targets and awarded bonuses in the amounts disclosed in the remuneration table on page 16 reflecting the achievement of margin and progress on the strategic and personal targets. No payment was made in respect of the profit and revenue measures.

Equity incentive plans
The executive directors also participate in a long-term incentive plan (LTIP) and discretionary share option plan (DSOP) designed to reward longer-term performance. Details of all share incentive awards outstanding for each director serving during 2002 are set out on pages 18-20. All directors' future entitlements are subject to the performance conditions applicable to the relevant plan as disclosed below. Other than as described below, the company has no present intention of making any significant change to the directors' entitlements under these plans.

LTIP: Since 1993, Reuters has operated a long-term incentive plan which seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of share rights to executive directors and those senior managers most able to influence corporate performance. Awards to the executive directors (excluding the Chief Executive) have normally been based on a face value of 100% of annual salary, using the average daily share price for the previous year. From 2003 all awards made under the LTIP will be based on fair value using option pricing methodology. Under the terms of his service contract, awards to Tom Glocer will be based on a fair value of not less than US$2.325 million (£1.56 million) per annum up to and including 2003. The actual value that may be realised is contingent on the Group performing as described below. The other executive directors will receive awards with a fair value of up to 100% of base salary.

LTIP performance condition – to be consistent with the objectives of the plan and to ensure the Group's growth is measured relative to other major companies in which the company's shareholders invest, performance is measured over a three-year period by comparing the Group's total shareholder return (TSR) with that of other companies comprising the FTSE 100 at the beginning of the period. The companies are ranked according to their TSR for the measurement period with the company having the highest TSR ranked first. The company's position on the list determines the extent to which awards will vest. In line with best practice, the minimum position for vesting was raised to the median level in 2001. Full vesting only occurs for top quartile performance. Between those positions, awards vest on a straight-line scale. If the awards do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years. The pre-set vesting criteria for awards not yet vested, or which vested during 2002, are shown in the table below, together with the actual ranking at 31 December 2002 (or on vesting if earlier). Awards vesting under the plan are not released until at least five years from the date of grant.

	Pre-set vesting criteria

Date measurement period commenced	Rankings for 100% vesting	Rankings for zero vesting	Ranking at 31 December 2002

1 January 1999	1 to 26	66 to 100	18 (final ranking)
1 January 2000	1 to 26	66 to 100	84
1 January 2001	1 to 26	50 to 100	86
1 January 2002	1 to 26	50 to 100	98

In order to smooth the opening and closing points of measurement the averages of the daily closing prices for the immediately preceding 12 months are used as the initial and final share prices when calculating the TSR.

As a matter of good practice, the measurements are verified by an independent consultant before being presented to the Remuneration Committee for approval. Shares awarded under the plan will continue to be met from existing shares held by Reuters employee share ownership trusts (ESOTs). The cost of the shares is charged to the profit and loss account over the vesting periods.

DSOP: A global discretionary share option plan was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to incentivise growth in earnings and in the share price, and the performance condition for directors has been chosen to reflect this.

DSOP performance condition – options granted to executive directors can only vest if the percentage growth in the Group's normalised earnings per share (EPS) exceeds the percentage growth in the retail price index by more than 9% over the three-year performance period. If the target is not met, the performance period may be extended by up to two years with an increase of 3% in the hurdle rate of EPS growth for each year added to the performance period. If the target rate is not met by the end of the fifth year the options will lapse. There is no performance condition for options granted to participants other than executive directors, and both Geoffrey Weetman and Devin Wenig hold DSOP options granted without performance conditions prior to their appointments as directors.

The performance condition has not yet been measured since the first awards to directors were granted in June 2001. It is intended, however, to obtain independent verification of the measurement process as is done for the LTIP.

The executive directors are entitled to participate in the DSOP. Under the terms of his service contract, option allocations to Tom Glocer will be based on a fair value of at least US$2.062 million (£1.384 million) per annum up to and including 2003. There is no assurance that this value will be realised as this is contingent on the performance of Reuters. Awards to the other executive directors are not set out in their service contracts, but will also be based on levels commensurate with competitor company practices. It is the committee's practice to award participants' annual entitlements in two equal tranches in February and August to reduce issues associated with block grants losing their incentivising effect during periods of high volatility in share price.

– Page 15 –

SAYE Plan: An all-employee international savings related share option plan is offered in which the Chairman and the executive directors are eligible to participate. Participants save a fixed monthly amount of up to £250 for three or five years and are then able to use their savings to buy shares in the company at a price set at a 20% discount to the market value at the start of the savings period. In line with market practice, no performance conditions attach to options granted under this plan.

Legacy plans: There are several legacy plans, summarised below, under which Messrs Glocer, Green, Weetman and Wenig received awards prior to becoming directors of the company. It is not intended that directors should receive any further awards under these plans:

Performance related share plan (PRSP) – this plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. Tom Glocer, Philip Green, Geoffrey Weetman and Devin Wenig hold awards granted before they became directors of the company. The performance condition is the same as for the LTIP, although vested shares can be released three years after grant.

Deferred bonus share plan (DBSP) – restricted share awards were made in 2000 as a special retention bonus to a total of around 100 senior executives. As a retention tool, and in line with market practice at the time, they were made conditional only on continued employment for two and three years and excluded the directors in office at the time. These awards vested in February 2002 and February 2003. Tom Glocer has deferred the vesting of his shares under the plan, which are currently due to vest in April 2004 subject to any further deferral that he may elect to make. The shares awarded under the plan are satisfied by existing shares from the ESOTs.

Executive stock option plan (ESO) – Tom Glocer participated in an executive stock option plan operated in 1993 and 1994. In line with market practice in the US, where he was based at that time, his options under the plan carry no performance conditions and vested automatically on the third anniversary of grant.

Plan 2000 – a one-off all-employee option grant was made in 1998 in order to support the retention of employees over the millennium period. In common with such all-employee plans, there is no performance condition to be satisfied. All employees, including the executive directors, were given the opportunity to apply for an option to acquire 2,000 shares at an exercise price of £5.50 per share. These options became exercisable in September 2001 and will normally expire in September 2005. A small supplementary grant was made to new employees in March 1999, at an option price of £8.14 and these will normally expire in March 2006. The company may issue new shares to satisfy options granted under this plan.

3. PERFORMANCE GRAPH

Shown below is the company's TSR, for the five years to 31 December 2002 compared with the return achieved by the FTSE 100 index of companies. This index is used as the comparator group for the performance conditions attached to the LTIP and PRSP referred to above. The calculations assume the reinvestment of dividends.

4. SERVICE CONTRACTS

It is not Reuters policy to appoint executive directors for a fixed term, but it is the general policy that new directors be offered notice periods of not more than one year. Reuters recognises, however, that, in the case of appointments from outside the Group, a longer initial notice period may be necessary, reducing to one year subsequently. Given this, the committee expects to retain its policy of including provisions for termination payments in its contracts with directors.

Tom Glocer has a service contract, dated 23 July 2001, normally terminable by him on 90 days' notice or, with good reason, on 30 days' notice. The company may terminate without cause on 30 days' notice. In the event of termination by Tom Glocer with good reason or by the company without cause on or before 1 July 2003, Tom Glocer is entitled to a compensation payment equal to twice the sum of his basic annual salary and an estimated annual bonus calculated by reference to the highest bonus percentage received in the previous three years. If his contract is terminated after 1 July 2003 the compensation payment is reduced in equal tranches for each year down to a minimum of his annual salary and bonus in the case of termination after 1 July 2005. In the event of termination at any time by the company without cause, or by Tom Glocer with good reason, Tom Glocer retains the benefit of any outstanding share plan awards as if his employment had not ceased. In addition, Tom Glocer and his family retain the life assurance, medical and dental benefits provided by the company for one year following termination.

Philip Green and David Grigson's contracts are dated 20 June 2001 and 21 June 2001 respectively, and can be terminated on one year's notice. Any termination payment will not exceed an amount equal to the sum of the director's annual salary, bonus and 12 months' pension contributions paid by the company.

Geoffrey Weetman's contract was dated 31 December 2001 and was terminable on one year's notice. Details of the termination payment made on his retirement on 31 July 2002 are on page 16.

On a change of control of the company, Messrs Glocer, Green and Grigson are entitled to terminate their contracts on one month's notice unless the acquiring party has, within three months of the change of control, agreed to adopt and uphold the Reuters Trust Principles (see page 74). Termination payments are payable to the directors in such circumstances.

5. POLICY ON EXTERNAL APPOINTMENTS
Reuters recognises that its directors may be invited to become non-executive directors of other companies or to become involved in charitable or public service organisations. As the Board believes that this can broaden the knowledge and experience of the company's directors to the benefit of Reuters Group, it is the company's policy to approve such appointments provided there is no conflict of interest and the commitment required is not excessive. Board approval is required and directors are permitted to retain cash fees paid for such appointments. In 2002 Philip Green received approximately £25,000 as a director of SKF AB. None of the other executive directors retained any fees for external directorships.
– Page 16 – 6. DIRECTORS' REMUNERATION FOR 2002

Directors' emoluments						2002	2001

	Salary/fees	Bonus	Benefits	Expense allowances	Termination payments	Total[6]	Total
	£000	£000	£000	£000	£000	£000	£000

Chairman:
Sir Christopher Hogg	263	–	14	–	–	277	274

Non-executive directors:
Sir John Craven	45	–	–	–	–	45	45
Ed Kozel	35	–	–	–	–	35	35
Dennis Malamatinas (retired 9 October 2002)	27	–	–	–	–	27	35
Roberto Mendoza	35	–	–	–	–	35	35
Dick Olver	45	–	–	–	–	45	45
Charles Sinclair	45	–	–	–	–	45	45
Ian Strachan¹	110	–	–	–	–	110	82

Executive directors:
Tom Glocer[2]	816	612	282	–	–	1,710	2,065
Philip Green[3]	450	259	11	116	–	836	734
David Grigson[4]	400	220	2	68	–	690	641
Geoffrey Weetman[5] (retired 31 July 2002)	219	–	16	–	624	859	244

Total emoluments of directors	2,490	1,091	325	184	624	4,714	4,280

Other senior executives as a group (8 persons)[7] (2001: 17 persons)	2,283	1,233	136	96	–	3,748	6,676

Notes:
1.	Fees paid to Ian Strachan include £75,168 in respect of his position as a non-executive director of Instinet. He also received from Instinet 4,153 restricted shares, which vested in September 2002 with a market value of £14,215, and 7,123 restricted shares that will vest in September 2003.

2.	Non-cash benefits received by Tom Glocer included accommodation costs of £230,000, travel and relocation-related expenses of £30,000, and company car and healthcare benefits totalling £22,000.

3.	Philip Green received company car and healthcare benefits totalling £11,000 and a retirement allowance of £116,000.

4.	David Grigson received healthcare benefits of £2,000, a car allowance of £7,000 and a retirement allowance of £61,000.

5.	Under the terms of his service contract Geoffrey Weetman was entitled to a termination payment of £597,495 being equivalent to one year's salary, bonus and employer's pension contributions. He was also made a gift of his company car, valued at £27,000. Details of his share plan and pension arrangements on termination are described on pages 17, 19 and 20.

6.	For the purposes of the disclosure required by paragraph 1(a) of Schedule 6 to the Companies Act 1985, the total aggregate emoluments for the directors in respect of the year ended 31 December 2002, which excludes termination payments, were £4.1 million. Total equivalent emoluments for 2001, which included the emoluments of certain directors not serving during 2002, were £5.9 million excluding termination payments of £1.9 million.

7.	The senior management group is identified on page 11 and included Devin Wenig prior to his appointment as a director on 17 February 2003.

– Page 17 –

Directors' pensions
Messrs Glocer, Green and Grigson all participate in defined contribution pension arrangements.

Philip Green and David Grigson are members of the Reuters Retirement Plan in the UK and receive a company contribution in respect of pension benefits equal to 20% of the statutory earnings cap. In addition, they each receive an allowance in lieu of any pension contribution by the company on salary above the cap (see page 16). Tom Glocer participates in the company's US pension arrangements and is entitled to a pension allowance of 20% of his base salary. All three directors are entitled to a lump sum death benefit whilst in service of four times basic salary.

Company contributions and allocations (including the cost of life cover and any other risk benefits provided through the pension plans) in respect of these directors in 2002 were:

	Age	Company contribution during period £000

Tom Glocer	43	167
Philip Green	49	23
David Grigson	48	22

In 2001, the company made contributions of £201,000 in respect of the above directors' defined contribution pension arrangements.

The Chairman has been admitted as a member of the Reuters Pension Fund for the sole purpose of providing a fixed lump sum benefit of £300,000 for his dependants in the event of his death in service. Under a separate unfunded pension arrangement the Chairman is entitled to a pension of 2.5% of his final annual fee for each year of service, from the date of his appointment as Chairman in May 1985 to the date his office terminates.

On his retirement from Reuters service with effect from 31 July 2002, Geoffrey Weetman was entitled under the terms of his service contract to an early retirement pension of two-thirds of basic salary, without reduction.

Pension benefits earned during 2002 by the Chairman and Geoffrey Weetman are as set out in the following table:

	Age	Director's contributions during the year £000	Accrued pension at 31 December 2002 or date of retirement £000	Increase in accrued pension during the year £000	Increase in accrued pension during the year (net of inflation) £000	Transfer value of accrued pension at 31 December 2001 £000	Transfer value of accrued pension at 31 December 2002 £000	Increase in transfer value (net of director's contributions) £000

Sir Christopher Hogg	66	0	116	7	5	1,703	1,802	99
Geoffrey Weetman (retired 31 July 2002)	56	13	250	32	30	3,260	5,220	1,947

In 2001, the Chairman and four executive directors were members of the Reuters Pension Fund.

The information shown above complies with requirements under both the Listing Rules of the UK Listing Authority and the Directors' Remuneration Report Regulations 2002. The transfer values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries.

The total amount of contributions or accruals made by the company in 2002 to provide pension and similar benefits for the directors was £1.76 million (2001: £3.1 million) and for the directors and other senior managers as a group was £2.15 million (2001: £3.7 million).

– Page 18 –
Directors' interests in long-term incentive plans

	Plan¹	Date of award	Number at 1 January 2002	Number granted during period	Market value per share at grant for awards made during period	Number vested during period[2]	Number (exercised) during period	Number lapsed during period	Number at 31 December 2002 (or earlier date of retirement)	End of qualifying period	Date from which rights are exercisable[3]	Expiry date

Tom Glocer	PRSP	1 Apr 1999[5]	9,855	–	–	9,855	–	–	9,855	31 Dec 01	1 Jan 02	31 Dec 05
		1 Apr 1999[5]	42,596	–	–	42,596	–	–	42,596	31 Dec 01	1 Jan 02	31 Dec 05
		15 Mar 2000[5]	33,518	–	–	–	–	–	33,518	31 Dec 03	1 Jan 04	31 Dec 06
	LTIP	25 June 2001	174,451	–	–	–	–	–	174,451	31 Dec 03	1 Jan 06	31 Dec 07
		20 Feb 2002	–	234,974	515p	–	–	–	234,974	31 Dec 04	1 Jan 07	31 Dec 08
	DBSP	24 Mar 2000[5]	75,000	–	–	–	–	–	75,000	15 Feb 02	15 Feb 04	n/a
		30 May 2000[5]	60,000	–	–	–	–	–	60,000	15 Feb 03	15 Feb 04	n/a

Total			395,420	234,974		52,451	–	–	630,394

Philip Green	PRSP	1 Apr 1999[5]	100,000	–	–	100,000	–	–	100,000	31 Dec 01	1 Jan 02	31 Dec 05
	LTIP	15 Mar 2000	24,320	–	–	–	–	–	24,320	31 Dec 03	1 Jan 06	31 Dec 06
		25 June 2001	55,426	–	–	–	–	–	55,426	31 Dec 03	1 Jan 06	31 Dec 07
		20 Feb 2002	–	68,411	515p	–	–	–	68,411	31 Dec 04	1 Jan 07	31 Dec 08
	DBSP	24 Mar 2000[5]	15,000	–	–	15,000	(15,000)	–	–	13 Feb 02	13 Feb 02	n/a

Total			194,746	68,411		115,000	(15,000)	–	248,157

David Grigson	LTIP	5 Dec 2000	42,579	–	–	–	–	–	42,579	31 Dec 03	1 Jan 05	31 Dec 06
		25 June 2001	26,294	–	–	–	–	–	26,294	31 Dec 03	1 Jan 06	31 Dec 07
		20 Feb 2002	–	37,205	515p	–	–	–	37,205	31 Dec 04	1 Jan 07	31 Dec 08

Total			68,873	37,205		–	–	–	106,078

Geoffrey	PRSP	1 Apr 1999[5]	31,763	–	–	31,763	–	–	31,763	31 Dec 01	1 Jan 02	30 Jul 03
Weetman[4]		1 Apr 1999[5]	34,561	–	–	34,561	–	–	34,561	31 Dec 01	1 Jan 02	30 Jul 03
		15 Mar 2000[5]	31,616	–	–	–	–	–	31,616	31 Dec 03	1 Jan 04	31 Dec 06
		29 Mar 2001[5]	20,211	–	–	–	–	–	20,211	31 Dec 03	1 Jan 04	31 Dec 07
	LTIP	8 Oct 1996[5]	21,173	–	–	–	–	–	21,173	31 Dec 00	1 Jan 01	31 Dec 02
		30 June 1997[5]	17,185	–	–	–	–	–	17,185	31 Dec 00	1 Jan 01	31 Dec 03
		25 June 2001[5]	9,851	–	–	–	–	–	9,851	31 Dec 03	1 Jan 06	31 Dec 07
		20 Feb 2002	–	34,881	515p	–	–	–	34,881	31 Dec 04	1 Jan 07	31 Dec 08

Total			166,360	34,881		66,324	–	–	201,241

Other senior executives as a group (8 persons) (2001: 16 persons)	PRSP	15 Sep 1998	7,034	–	–	–	–	–	7,034	31 Dec 00	1 Jan 01	31 Dec 04
		1 Apr 1999	44,495	–	–	44,495	(4,785)	–	39,710	31 Dec 01	1 Jan 02	31 Dec 05
		1 Apr 1999	127,809	–	–	127,809	(57,108)	–	70,701	31 Dec 01	1 Jan 02	31 Dec 05
		15 Mar 2000	118,465	–	–	–	–	–	118,465	31 Dec 03	1 Jan 04	31 Dec 06
		29 Mar 2001	92,265	–	–	–	–	–	92,265	31 Dec 03	1 Jan 04	31 Dec 07
	LTIP	8 Oct 1996	34,665	–	–	–	(34,665)	–	–	31 Dec 00	1 Jan 01	31 Dec 02
		30 June 1997	30,191	–	–	–	–	–	30,191	31 Dec 00	1 Jan 01	31 Dec 03
		1 Apr 1999	55,956	–	–	55,956	–	–	55,956	31 Dec 01	1 Jan 04	31 Dec 04
		1 Apr 1999	58,425	–	–	58,425	–	–	58,425	31 Dec 01	1 Jan 04	31 Dec 05
		15 Mar 2000	44,687	–	–	–	–	–	44,687	31 Dec 03	1 Jan 06	31 Dec 06
		25 June 2001	34,869	–	–	–	–	–	34,869	31 Dec 03	1 Jan 06	31 Dec 07
		20 Feb 2002	–	146,783	515p	–	–	–	146,783	31 Dec 04	1 Jan 07	31 Dec 08
	DBSP	24 Mar 2000	150,000	–	–	150,000	(150,000)	–	–	13 Feb 02	13 Feb 02	n/a

Total			798,861	146,783		436,685	(246,558)	–	699,086

– Page 19 – Notes:
1.	The performance conditions attached to these awards are described above on page 14.

2.

Additional information regarding the share awards vesting in 2002, which all vested in full, is given in the table below. No share awards vested or were exercised during 2001. The face values indicated do not represent actual gains save to the extent shares were subsequently sold following exercise or release.

	Plan	Date of grant	Date of vesting	Number of vested shares	Market value per share on grant pence	Market value per share on vesting pence	Market value per share at exercise or release pence

Tom Glocer	PRSP	1 Apr 99	1 Jan 02	9,855	905	680	n/a
	PRSP	1 Apr 99	1 Jan 02	42,596	905	680	n/a

Philip Green	PRSP	1 Apr 99	1 Jan 02	100,000	905	680	n/a
	DBSP	24 Mar 00	13 Feb 02	15,000	1,440	538	538

Geoffrey Weetman	PRSP	1 Apr 99	1 Jan 02	31,763	905	680	n/a
	PRSP	1 Apr 99	1 Jan 02	34,561	905	680	n/a

3.	PRSP awards are available for exercise immediately on vesting. The qualifying period may be extended by up to two years where vesting does not occur or is only partial after the initial three year period. LTIP awards are subject to a retention period of two years from vesting, save that this is reduced to one year where the performance period has been extended to five years.

4.

In recognition of Geoffrey Weetman's service to Reuters over many years, the committee decided that his existing LTIP participation rights will continue until they vest or lapse, as if he had remained an employee. The awards will remain subject to the normal retention period. His unvested PRSP rights will also continue unaffected, save that on vesting they are required to be exercised within six months. No other awards had their terms varied during the year.

5.	The indicated awards were made prior to the appointment of the relevant individual as a director of the company.

– Page 20 –
Directors' share options

	Plan	Date of grant	Exercise price pence	Number at 1 January 2002	Number granted during period	Number (exercised) during period	Number (lapsed) during period	Number at 31 December 2002 (or earlier date of retirement)	Earliest exercise date	Expiry date

Sir Christopher Hogg	SAYE	1 Apr 1997	501	2,065	–	–	(2,065)	–	15 Apr 2002	15 Oct 2002
		11 Mar 1999	667	1,012	–	–	–	1,012	1 May 2004	1 Nov 2004

Total				3,077	–	–	(2,065)	1,012

Tom Glocer	DSOP	25 June 2001	862	565,113	–	–	–	565,113	25 June 2004	25 June 2011
		20 Feb 2002	528	–	461,295	–	–	461,295	20 Feb 2005	20 Feb 2012
		2 Aug 2002	266	–	915,654	–	–	915,654	2 Aug 2005	2 Aug 2012
	ESO	9 Feb 19941&2	US$7.28	13,716	–	–	–	13,716	9 Feb 1997	9 Feb 2004
	SAYE	11 Mar 19991&2	US$13.68	1,512	–	–	–	1,512	1 May 2004	1 Nov 2004
		11 Apr 2002	448	–	2,216	–	–	2,216	1 June 2007	1 Dec 2007
	Plan 2000	24 Sep 1998[2]	550	2,000	–	–	–	2,000	24 Sep 2001	24 Sep 2005

Total				582,341	1,379,165	–	–	1,961,506

Philip Green	DSOP	25 June 2001	862	177,494	–	–	–	177,494	25 June 2004	25 June 2011
		20 Feb 2002	528	–	144,886	–	–	144,886	20 Feb 2005	20 Feb 2012
		2 Aug 2002	266	–	287,593	–	–	287,593	2 Aug 2005	2 Aug 2012
	SAYE	12 Apr 2001	832	1,216	–	–	(1,216)	–	1 June 2006	1 Dec 2006
		11 Apr 2002	448	–	1,272	–	–	1,272	1 June 2005	1 Dec 2005

Total				178,710	433,751	–	(1,216)	611,245

David Grigson	DSOP	25 June 2001	862	92,807	–	–	–	92,807	25 June 2004	25 June 2011
		20 Feb 2002	528	–	75,757	–	–	75,757	20 Feb 2005	20 Feb 2012
		2 Aug 2002	266	–	150,375	–	–	150,375	2 Aug 2005	2 Aug 2012
	SAYE	12 Apr 2001	832	698	–	–	–	698	1 June 2004	1 Dec 2004
		11 Apr 2002	448	–	2,216	–	–	2,216	1 June 2007	1 Dec 2007

Total				93,505	228,348	–	–	321,853

Geoffrey Weetman[3]	DSOP	27 Dec 2000[2]	1139	6,913	–	–	–	6,913	27 Dec 2001	31 Jul 2003
		25 June 2001[2]	862	71,570	–	–	–	71,570	1 Aug 2002	31 Jul 2003
		20 Feb 2002	528	–	71,022	–	–	71,022	1 Aug 2002	31 Jul 2003
	SAYE	30 Sep 1996[2]	601	1,721	–	–	(1,721)	–	15 Oct 2001	15 Apr 2002
		1 Apr 1997[2]	501	1,377	–	–	–	1,377	15 Apr 2002	15 Oct 2002
		11 Apr 2002	448	–	1,272	–	–	1,272	1 Aug 2002	31 Jan 2003
	Plan 2000	24 Sep 1998[2]	550	2,000	–	–	–	2,000	24 Sep 2001	31 Jan 2003

Total				83,581	72,294	–	(1,721)	154,154

Other senior executives as a group (8 persons) (2001: 16 persons)	SAYE	1 Apr 1997	501	5,507	–	–	(5,507)	–	15 Apr 2002	15 Oct 2002
		11 Mar 1999	667	1,012	–	–	–	1,012	1 May 2004	1 Nov 2004
		10 Mar 2000	992	1,170	–	–	(585)	585	15 Apr 2003	15 Oct 2003
		12 Apr 2001	832	930	–	–	(465)	465	1 June 2004	1 Dec 2004
		11 Apr 2002	448	–	4,760	–	–	4,760	1 June 2005	1 Dec 2005
	DSOP	27 Dec 2000	1139	39,965	–	–	–	39,965	27 Dec 2001	27 Dec 2007
		25 June 2001	862	148,980	–	–	–	148,980	25 June 2002	25 June 2011
		20 Feb 2002	528	–	204,667	–	–	204,667	20 Feb 2003	20 Feb 2012
		2 Aug 2002	266	–	1,136,559	–	–	1,136,559	2 Aug 2003	2 Aug 2012
	Plan 2000	24 Sep 1998	550	16,000	–	–	–	16,000	24 Sep 2001	24 Sep 2005

Total				213,564	1,345,986	–	(6,557)	1,552,993

Notes:
1.	The options indicated are over ADSs and, for the purposes of this disclosure, have been converted into the equivalent number of ordinary shares and an equivalent option price.

2.	The indicated awards were made prior to the appointment of the relevant individual as a director of the company.

3.

The DSOP option granted to Geoffrey Weetman on 27 December 2000, before he became a director, has no performance condition. On his retirement on 31 July 2002 and in accordance with their terms, all unvested DSOP options vested in full and became exercisable within 12 months. The early exercise provisions under the SAYE Plan and Plan 2000 rules were also triggered, requiring any exercise to take place within six months of his date of retirement.

4.

Options granted under the SAYE Plan, Plan 2000 and the ESO have no performance conditions. Save as disclosed in note 3 above, exercise of each DSOP award is conditional on the performance criteria described on page 14 and no performance conditions were varied during 2002.

5.	At 31 December 2002 the market price of Reuters shares was 178 pence per share and US$17.20 per ADS. The highest prices during the year were 747 pence per share and US$64.36 per ADS and the lowest were 161 pence per share and US$15.12 per ADS.

6.	There were no gains on the exercise of share options in 2002 (2001: nil).

– Page 21 –

7. DIRECTORS' INTERESTS IN ORDINARY SHARES
The total interests of the current directors and other senior executives in the issued share capital of the company and in shares underlying options and incentive plans are shown below as at 24 February 2003. No director or senior manager is beneficially interested in 1% or more of the company's issued share capital. Interests in ordinary shares (excluding options and interests in long term incentive plans disclosed above) held at 1 January 2002 and 31 December 2002 are also shown for directors in office at 31 December 2002. Directors were the beneficial owners of all shares listed save for 814 shares held by a family member of Sir Christopher Hogg and for 11,466 shares held by a trust of which Tom Glocer is a beneficiary.

	Interests at 1 January 2002 shares	Interests at 31 December 2002 shares	Interests at 24 February 2003

			Shares	Options	Long-term incentives

Directors:
Sir Christopher Hogg	33,321	53,321	63,321	1,012	–
Tom Glocer	11,576	24,576	24,576	3,269,020	2,361,671
Philip Green	2,000	17,000	76,839	836,245	373,157
David Grigson	2,280	10,045	10,045	521,853	306,078
Devin Wenig	n/a	n/a	78,354	444,569	263,212
Sir John Craven	6,846	6,846	6,846	–	–
Niall FitzGerald	n/a	n/a	12,500	–	–
Ed Kozel	–	120,000	120,000	–	–
Roberto Mendoza	8,000	28,000	53,000	–	–
Dick Olver	3,000	10,000	10,000	–	–
Charles Sinclair	14,062	32,100	32,100	–	–
Ian Strachan	1,500	1,500	1,500	–	–

Other senior executives as a group (7 persons)	n/a	n/a	317,386	2,033,424	1,433,135

As at the date of this report Tom Glocer, David Grigson, Ed Kozel and Devin Wenig each held 1,000 shares in Instinet and Ian Strachan held 7,785 shares. The other senior executives as a group held interests in 3,000 shares of Instinet.

None of the directors has notified the company of an interest in any other shares, or other transactions or arrangements which require disclosure. There have been no movements in the interests of the directors in the share capital of the company or its subsidiaries since 31 December 2002 save as otherwise disclosed in this report.

8. RENUMERATION AND PENSION ARRANGEMENTS FOR PAST DIRECTORS

Mark Wood served as a director of the company between September 1990 and December 1996. He left Reuters employment on 31 August 2002 and received early retirement benefits in accordance with the rules of the Reuters Supplementary Pension Scheme. However, as part of his termination terms, he waived a severance payment of £1.067 million in exchange for an additional annual pension of £59,000. He also received an ex-gratia gift of his company car valued at £22,000.

André Villeneuve served as a director between June 1989 and February 2000. When he transferred employment to Instinet in the US, he was given guarantees concerning the benefits that he would receive from the Reuters UK pension arrangements in the event of subsequent retirement. He left Reuters Group employment on 31 December 2002 and his early retirement pension was increased by £29,000 per annum. The company has made a special contribution of £465,000 to the UK pension plans in respect of this pension.

The severance agreement between Instinet and André Villeneuve also provides for him to continue to receive his base salary of US$600,000 (£402,685) per annum from 1 January 2003 until 30 November 2004. He also received, in February 2003, a payment of US$861,120 (£577,933) in lieu of bonus entitlements for that same period and an annual bonus of US$396,000 (£265,772) in respect of the year ended 31 December 2002.

9. SUBSIDIARY COMPANY SHARE PLANS

A number of subsidiaries operate share plans over new or existing shares for their directors and employees. Of these, only the stock option plans operated by Instinet are significant.

The Instinet stock option plan permits the grant of options up to a maximum of 14% of the common stock outstanding immediately after Instinet's initial public offering (IPO) in May 2001. Options may be granted to directors and employees of Instinet at an exercise price of not less than fair market value at the date of grant. Options normally vest in instalments over a four-year period and may not exceed a term of 10 years. Approximately 1,300 employees and directors of Instinet participate in the plan. At 31 December 2002, options were outstanding over almost 24 million Instinet shares, equivalent to 9.8% of Instinet's common stock immediately after the IPO. These options have exercise prices ranging from US$3.29 to US$18.70 per share with a term of seven years.

As a result of the acquisition of Island by Instinet in 2002, a further 1.13 million shares under option were outstanding under the Island stock option plan as at 31 December 2002. Exercise prices range from US$0.91 to US$9.23 and these options are exercisable for 10 years from grant.

On behalf of the Board

Sir Christopher Hogg
Chairman
24 February 2003

– Page 22 –
STATEMENT OF DIRECTORS' RESPONSIBILITIES
FINANCIAL REPORTING

The directors are required by UK company law to prepare financial statements for each financial year, which give a true and fair view of the state of the affairs of the company and the Group as at the end of the financial year and of the loss and cash flows of the Group for the period. Reuters Group is also required to prepare financial statements and provide additional disclosures in accordance with the requirements of the SEC.

The Group has complied with both UK and US disclosure requirements in this report in order to present a consistent picture to all shareholders. In preparing the financial statements, applicable accounting standards have been followed, suitable accounting policies have been used and applied consistently and reasonable and prudent judgments and estimates have been made.

The directors have reviewed the Group's budget and cash flow forecast for the Group and the company for the year to 31 December 2003 and outline projections for the subsequent year in the light of the Group's financial position and borrowing facilities at 31 December 2002. On the basis of this review the directors are satisfied that the Reuters Group is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

RISK MANAGEMENT AND INTERNAL CONTROLS

The directors acknowledge their responsibility for the Group's system of internal control and confirm they have reviewed its effectiveness. In doing so, the Board has taken note of the Turnbull guidance for directors on internal control, Internal Control: Guidance for Directors on the Combined Code, which is applicable to all UK listed companies.

The Board confirms that it has adopted a process for identifying, evaluating and managing significant risks the Group faces. This process, which accords with the Turnbull guidance, has been in place for the full financial year and is ongoing. The overall internal control system includes written policies and control procedures, clearly drawn lines of accountability and delegation of authority, and comprehensive reporting and analysis against approved budgets. There are supporting policies and procedures for reporting and management of control breakdowns. The Board considers that the control system is appropriately designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits.

Using a common risk management framework throughout the organisation, each of the principal business and functional units identifies the significant risks that could impede the achievement of their objectives and records them in a 'Risk Register'. For each significant risk, line managers document an overview of the risk, consider the effectiveness of the current controls in place and identify any improvement actions required. In addition to the continuous monitoring processes embedded within the business, the Group Operating Committee monitors all significant operating risks. There is also a regular schedule of Group Risk Registers (covering significant operational, financial and strategic risks) submitted twice a year for review to the Group Management Committee and the Audit Committee. A common risk assessment process has also been adopted as an integral part of major programmes such as the restructuring programme.

In connection with the preparation of the statement on internal control in this report, the Group Management Committee formally considers the operation and effectiveness of Reuters risk management and internal control systems. This review includes consideration of self-assessment reports from line management and covers each of the most significant risks faced and how well these are controlled and managed. The Chief Executive and Chief Operating Officer report on the results of this review to the Audit Committee. Since October 2002 a Disclosure Committee, chaired by the Chief Executive, has also supported the process by reviewing disclosure controls and procedures.

Instinet and TSI, which are both listed on Nasdaq, have their own systems of risk management and internal controls on which they each report publicly to their shareholders. The boards of Radianz and Factiva, which include Reuters representatives, have responsibility for adopting processes for identifying, evaluating and managing significant risks in their respective businesses. Reuters assessment of the main risks relating to its affiliate companies are considered by the members of the Group Management Committee and included where required in the Chief Executive's report to the Audit Committee.

In addition to the self-assessment and management review procedures, the company monitors its internal financial control system through a programme of internal audits. Internal auditors independently review the controls in place to manage significant risks and report to the Audit Committee twice a year. The Audit Committee reviews the assurance procedures, including compliance controls, on a biannual basis and reports their findings to the Board.

The Group's external auditors, PricewaterhouseCoopers, have audited the financial statements and have reviewed the work of internal auditors and the internal control systems to the extent they consider necessary to support their audit report. The Audit Committee has met internal auditors and PricewaterhouseCoopers to discuss the results of their work.

During 2002, the directors were not aware of any control failures that resulted in a material loss to the Group.

DISCLOSURE CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of Reuters management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of the Group's disclosure controls and procedures which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, summarised and reported within specific time periods. As of the date of the evaluation, the Chief Executive and Finance Director concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in the Group's internal controls or in other factors that could significantly affect these controls subsequent to their evaluation.

By order of the Board

Rosemary Martin
Company Secretary
24 February 2003

– Page 23 –
INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF REUTERS GROUP PLC
We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the related notes and the balance sheet of Reuters Group PLC which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies, and the summary of differences between UK and US generally accepted accounting principles. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in Section 6 of the remuneration report, 'the auditable part'.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the annual report, the remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards and the Form 20-F are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board and Auditing Standards generally accepted in the United States.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and Form 20-F and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only those sections set out in the table of contents, including the directors' report, the unaudited part of the remuneration report, the report on corporate governance, the statement of directors' responsibilities and the operating and financial review.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

UNITED KINGDOM OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group at 31 December 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985. Those parts of the remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

UNITED STATES OPINION

In our opinion the financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2002, 2001 and 2000 and the results of its operations and cash flows for each of the three years in the period ended 31 December 2002, all expressed in pounds sterling in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net result for each of the three years in the period ended 31 December 2002 and consolidated shareholders' equity at 31 December 2002, 2001 and 2000, all expressed in pounds sterling, as shown in the summary of differences between UK and US generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
24 February 2003

– Page 24 –
OPERATING AND FINANCIAL REVIEW
REVIEW OF YEAR END RESULTS

Under US law, all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under 'Risk factors' on pages 34-35 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date of this report and attributable to Reuters are expressly qualified in their entirety by such factors.

As of 1 January 2002, Reuters established a new organisation structure, moving from the previous product based divisions to the current customer-focused segments supported by specialist service centres. Reuters financial results for 2001 and 2000 have been restated accordingly and this review is based upon the restated figures. A review of the 2001 and 2000 results under the previous management structure can be found in the Annual Report and Form 20-F 2001.

1. FINANCIAL OVERVIEW AND KEY PERFORMANCE MEASURES

The Group measures its performance by reference to revenue and profit, operating margin, earnings per share, cash conversion and free cash flow.

Underlying change and normalised profits and earnings are measures used by the Group to enable period-to-period comparison on a like-for-like basis so that organic operational growth can be easily identified. This reflects the manner in which the Group is managed.

Change is measured both in overall terms and in underlying terms. Underlying growth is calculated excluding acquisitions and disposals and the impact of currency fluctuations.

Operating profit, profit before tax and earnings per share are shown on a normalised basis, before the impact of amortisation of goodwill and other intangible assets, impairment charges and gains/losses on the disposal of subsidiaries and fixed asset investments.

A reconciliation of 2002 normalised operating profit and normalised profit before tax to operating profit and profit before tax under UK GAAP is shown below.

£m	Reuters	Instinet	Group

Normalised operating profit/(loss) before restructuring	393	(14)	379
Restructuring costs	(112)	(96)	(208)

Normalised operating profit/(loss)	281	(110)	171
Amortisation of goodwill and other intangible assets – subsidiaries	(86)	(21)	(107)
Impairment of goodwill	–	(208)	(208)

Operating profit/(loss)	195	(339)	(144)

Normalised profit/(loss) before taxation	194	(105)	89
Amortisation of goodwill and other intangible assets:
subsidiaries	(86)	(21)	(107)
affiliates	(11)	–	(11)
Impairments:
goodwill	–	(208)	(208)
investments/affiliates	(190)	(38)	(228)
Net (losses)/gains on disposal of subsidiaries/investments	(30)	2	(28)

Loss on ordinary activities before taxation	(123)	(370)	(493)

– Page 25 – Summary of results
	Year to 31 December

	2002 £m	2001 £m	2000 £m

Revenue	3,575	3,885	3,592

Normalised operating profit before restructuring	379	482	470
Restructuring costs	(208)	(99)	–

Normalised operating profit	171	383	470
Affiliates/investment income	(62)	(70)	(16)
Net interest (payable)/receivable	(20)	(9)	3

Normalised profit before tax	89	304	457
Amortisation	(118)	(93)	(71)
Impairments and disposals	(464)	(53)	271

(Loss)/profit before tax	(493)	158	657

2002 results compared with 2001
Group revenue declined by 8% to £3,575 million. Underlying revenue fell 12%, driven by a 34% decline in revenue at Instinet. The decline at Instinet was primarily driven by the reduction in transaction fees per share traded and a fall in overall Nasdaq volumes. Reuters revenue was down 2% to £2,992 million reflecting weak trading conditions in global markets.

As a consequence of the declining revenues, actions have been taken at both Reuters and Instinet to reduce the operating cost base. The result has been a reduction in Group operating costs of 6% at actual rates and 11% at underlying rates. This also reflects the £114 million reduction in business transformation costs in 2002.

Group normalised operating profit before restructuring costs fell 22% to £379 million, with Instinet incurring a loss of £14 million.

The pre-restructuring normalised operating profit margin for the Group was 10.6% compared to 12.4% in 2001. Reuters margin improved to 13.1%, ahead of its publicly stated target of 12%. This improvement was more than offset by the loss in Instinet.

The restructuring costs in 2002 totalled £208 million across the Group, split £112 million in Reuters and £96 million in Instinet. This compares to a total of £99 million in 2001, split £82 million in Reuters and £17 million in Instinet. In both years, the restructuring costs related primarily to the reduction in headcount and rationalisation of the Group's property portfolio.

After restructuring costs, Group normalised operating profit fell 56% to £171 million. Normalised operating profit in Reuters was up 26% to £281 million in 2002, while Instinet incurred losses of £110 million.

The Group's share of affiliates' losses declined from £70 million in 2001 to £62 million in 2002. Of the three key affiliates, the profit from Factiva remained steady at £5 million, Radianz contributed a slightly lower loss at £26 million and TSI was significantly worse, moving from a loss of £17 million in 2001 to a loss of £40 million in 2002, mainly due to significant non-cash restructuring and amortisation charges. All other affiliates contributed a net £1 million loss compared to a £31 million loss in 2001. This reflected the Group's portfolio rationalisation programme, increased operating efficiencies and reduced start-up losses.

The Group's interest charge increased from £9 million in 2001 to £20 million in 2002. This is primarily due to a £10 million reduction in the interest receivable in Instinet due to reduced operating cash balances, reflecting trading performance, and lower deposit rates in the US.

The Group reported a normalised profit before tax of £89 million in 2002, compared to £304 million in 2001. The movement between the two years is explained as follows:

£m

Normalised profit before taxation – 2001	304
29% increase in Reuters normalised operating profit before restructuring	89
Reduction in Instinet normalised operating profit before restructuring	(192)
Additional restructuring in Reuters	(30)
Additional restructuring in Instinet	(79)
Decrease in losses from affiliates/investment income	8
Increase in net interest payable	(11)

Normalised profit before taxation – 2002	89

Amortisation of goodwill and other intangible assets has increased by 26% to £118 million in 2002. The increase is attributable to the full-year impact of Bridge, which was acquired effective 1 October 2001. This was partly offset by reductions in the goodwill charge for the Instinet subsidiaries, as the goodwill was written down at the end of the third quarter of 2002.

Total impairments and disposals have increased from £53 million in 2001 to £464 million in 2002. In 2002, non-cash impairment charges reflected the fall in the share prices of both Reuters and Instinet over the course of the year, and included a £208 million impairment of Instinet goodwill and £147 million in respect of the write-down in the value of Reuters shares held in the Reuters Employee Share Ownership Trusts (ESOTs). In addition there were also some £81 million of charges taken to reflect a reduction in the carrying value of various investments held by the Group and net losses on disposal of £28 million, including a £19 million loss on the deemed disposal of a portion of the Group's investment in Instinet, following the Island acquisition. Although a significant impairment charge was taken in 2001, this was partially offset by the £200 million gain attributable to a deemed disposal of a 15.1% interest in connection with the initial public offering (IPO) of Instinet.

The Group reported a loss before taxation of £493 million in 2002 compared to a profit of £158 million in 2001. The 2002 loss is made up of a £370 million loss in Instinet and a £123 million loss in Reuters. These losses reflect the £464 million non-cash impairment charge discussed above.

The tax charge for 2002 was £23 million on reported losses before taxation of £493 million, compared with a charge for 2001 of £107 million on reported profits before taxation of £158 million. The tax charge for 2002 has arisen principally due to the non-deductible nature of write-downs in investments and amortisation charges. It also includes a £10 million charge arising on the dividend paid by Instinet. On a normalised basis the actual tax rate for the Group was 15% in 2002, compared to a rate of 35% in 2001. A reconciliation of the tax charge to the charge expected by applying the 30% UK rate of corporation tax to the reported profits before taxation is provided in note 4 to the consolidated profit and loss account.

Earnings/(loss) per share (EPS)
Normalised EPS for Reuters Group fell to 6.8 pence from 13.6 pence, reflecting the increase in restructuring costs and the operating loss in Instinet. On a reported basis the Group recorded a 29.0 pence loss per share, as compared to a 3.3 pence EPS in 2001, reflecting the £464 million non-cash impairment charge in 2002. Reuters normalised EPS grew 58% to 10.8 pence, reflecting the improvement in operating margins.

Cash flow
Cash conversion is used to measure the conversion of operating profit into cash and is calculated by taking the normalised operating cash flow (pre-restructuring) as a percentage of normalised operating profit (pre-restructuring). Reuters continues to be strongly cash generative, generating £423 million of operating cash before restructuring, representing cash conversion of 108% (109% on a post-restructuring basis).

– Page 26 –

Cash conversion is a less valuable measure for Instinet due to the relative size and volatility of counterparty debtors and creditors.

Reuters generated free cash flow of £214 million, providing cover of 1.5 times the dividend of £139 million. Further support for the dividend was provided by £134 million of dividend received from Instinet. Net debt for the Group was £66 million, comprised of net funds in Instinet of £518 million and net debt in Reuters of £584 million. Net debt for Reuters reduced by £118 million during the year.

Dividend per share
A final dividend of 6.15 pence has been proposed which, when added to the interim dividend of 3.85 pence amounts to 10.0 pence per share, consistent with 2001. This compares to Reuters normalised EPS of 10.8 pence.

2001 results compared with 2000
Group revenue increased 8% to £3,885 million and underlying revenues, driven primarily by Reuters core business, increased 2%. The difference between actual and underlying growth largely reflected the impact of currency movements and the Bridge acquisition.

Normalised operating profit before restructuring increased 3% to £482 million. Underlying growth was underpinned by a combination of revenue growth in Reuters and tighter cost control across Reuters and Instinet. This was partly offset by an increase in business transformation programme costs in Reuters of £25 million.

The normalised operating margin (before restructuring) for the Group was 12.4% compared to 13.1% in 2000. Expenditure relating to restructuring was £99 million in 2001 with no such charges incurred in 2000. After restructuring costs, Group normalised operating profit fell 19%.

The Group's share of net operating losses (before amortisation) in associates, joint ventures and investment income rose from £16 million in 2000 to £70 million in 2001, reflecting the inclusion of a full year's loss from Radianz and other start-ups, as well as losses arising from significant costs in TSI as a result of restructuring activity.

The £9 million net interest payable reflected £45 million of interest receivable, primarily relating to Instinet and also included £16 million from associates and joint ventures. This was more than offset by £54 million of interest payable, primarily related to Reuters, including £15 million of interest relating to the payment of corporate taxes. This compared to a £3 million net interest receivable in 2000.

Normalised profit before taxation fell by 34% to £304 million. The decline reflected costs associated with business transformation programmes which were higher in 2001, the restructuring costs incurred for the first time in 2001, increased losses in associates and joint ventures and increased interest payable, partly offset by higher operating profit in Reuters and Instinet.

Total amortisation was £93 million (2000: £71 million), of which £12 million (2000: £12 million) related to associates and joint ventures. The significant increase related principally to the acquisitions of Bridge, Diagram and ProTrader.

Net losses on investments were £53 million, compared to net gains of £271 million in 2000 (which included a £160 million book profit relating to a TSI follow-on public offering).

The most significant gain in 2001 was the deemed disposal of a 15.1% interest in Instinet following the IPO, which resulted in a £200 million book profit taken in the first half of the year. Reuters 'Greenhouse' portfolio of investments saw a net loss of £145 million with impairments offsetting the gains on disposal. These impairments reflected the substantial reduction in the value of technology stocks.

– Page 27 –

There were £108 million of net losses (of which £13 million related to write-downs by Instinet) with respect to the Group's other investments. This included full provisions against investments in Sila Communications and Pedestal and also £10 million in respect of assets lost in the World Trade Center. Also included in the net write-downs was a gain of £16 million on the disposal of VentureOne.

As a result, reported profit before taxation was £158 million, compared to £657 million in 2000.

The tax charge for 2001 resulted in an actual tax rate of 67% on profit before taxation, compared with a rate of 21% in 2000 and the prevailing UK corporate tax rate of 30%. The higher actual tax rate was due principally to the fact that the write-down in investments and the amortisation charges were non-deductible. On a normalised basis, the actual tax rate for 2001 and 2000 was 35%.

Profit after taxation was £51 million compared to £521 million in 2000.

Normalised EPS for Reuters Group fell to 13.6 pence from 21.0 pence, reflecting the lower normalised profit before tax. On a reported basis the Group recorded EPS of 3.3 pence compared to 37.1 pence in 2000, reflecting the impairments and net losses on disposal of £53 million, as compared to the net gain in 2000 of £271 million.

Cash conversion, pre-restructuring, was 86% in 2001 and 120% in 2000. This reflects the business transformation expenditure accrued in 2000, but paid in 2001.

The full year dividend fell from 16.0 pence in 2000 to 10.0 pence in 2001, following a review of dividend policy.

2. PROSPECTS

Underlying recurring revenues in Reuters in the last quarter of 2002 were down 6.5%, slightly better than expectations. Over the year-end market conditions have deteriorated such that Reuters now expects the decline in recurring revenue to be at or slightly above 9% in the first quarter of 2003 and for the decline to be somewhat higher in the second quarter.

Reuters remains committed to the long-term target of rebuilding operating margins and is confident that the Fast Forward plan announced on 18 February 2003 will deliver this outcome. In the short-term the business will not be managed exclusively for operating margin, as the priority is to execute rapidly and effectively on Fast Forward. Nevertheless, plans currently in place for 2003 are expected to deliver a normalised operating margin before restructuring of around 12%.

By executing aggressively on the separate initiatives that make up Fast Forward, Reuters expects to incur restructuring costs of approximately £160 million in 2003. Fast Forward will generate savings of £45 million in 2003, in addition to the £445 million of savings from initiatives to date.

Reuters has a strong track record of high cash conversion, reflecting the quality of its earnings, and remains committed to ensuring this continues.

3. FAST FORWARD
As a result of the Fast Forward plan, the number of Reuters employees is expected to fall from 15,900 to around 13,000 by the end of 2006. Reuters expects to incur restructuring charges of £340 million between 2003 and 2005, with £160 million incurred in 2003. Reuters is targeting annualised savings from Fast Forward of approximately £440 million by 2006. The investment associated with Fast Forward measures such as building out the existing Bridge distribution system and building up Reuters content and analytics offerings is expected to come from the redirection of internal resources, rather than any incremental spend. Reuters estimates the amount of this internal investment at £120 million in each of 2003 and 2004.

4. OPERATING REVIEW

The operating review reflects the manner in which the Group is managed: Reuters under its new organisation structure and, separately, Instinet which operates independently of Reuters.

Reuters
	Year to 31 December

	2002 £m	2001 £m	2000 £m

Revenue
Treasury Services	1,134	1,189	1,101
Investment Banking	834	815	701
Asset Management	709	690	649
Corporates & Media	315	348	343

Total Reuters	2,992	3,042	2,794
Normalised operating costs
Segments	(274)	(293)	(251)
Channels	(1,151)	(1,147)	(1,068)
Business Technology Group	(779)	(775)	(685)
Chief Information Office	(98)	(105)	(111)
Editorial	(216)	(241)	(233)
Business Support Services	(49)	(99)	(37)
Corporate	(32)	(78)	(96)

Normalised operating profit before restructuring	393	304	313

Restructuring Costs	(112)	(82)	–

Normalised operating profit	281	222	313

Revenue by type
Reuters classifies revenue into three distinct types – recurring, outright and usage. Recurring revenue, which continues to make up approximately 91% of total revenues (£2.7 billion), refers to the sale of our subscription products and includes maintenance fees on solutions. Recurring revenue declined by 1% in 2002 compared to growth of 8% in the previous year, reflecting the challenging market environment. The underlying fall in the second half of the year was 6.1%.

Revenue from premium products (which comprises 3000 Xtra, Dealing and BridgeStation) grew 26% on an underlying basis to £654 million with the average number of accesses up 45%. Revenue from 3000 Xtra was £323 million, up 83% on 2001. The installed base of 3000 Xtra grew steadily through 2002 reaching 51,100 at the end of the year, a 45% increase. Installations represented 87% of firm sales of 3000 Xtra as at the end of the year. Dealing revenues were down 7% on an underlying basis with the average number of accesses down 6%.

Recurring revenue from legacy 2000/3000 series products totalled £552 million and was down 25% on an underlying basis with the average number of accesses down 22%. This decline was due to the migration to 3000 Xtra, especially from higher priced products such as Markets 3000, as well as cancellations.

Revenue from mid and low tier products was £308 million, down 5% in underlying terms with average accesses down 11%. The first of Reuters next generation products, aimed specifically to grow market share in the mid tier, are expected to go on sale during 2003.

Reuters saw good growth from client infrastructure products, enterprise information products such as DataScope and Bridge EJV, and risk management applications such as Kondor+. This growth was offset by revenue declines in exchange fees and other recoveries, software rentals, online media services and research and advisory services.

Outright revenue, comprising 5% (£163 million) of total revenue, is principally derived from the sales of solutions including software, hardware and consultancy. Outright revenue declined by 24% compared to an increase of 13% in 2001. The decline in 2002 is due to continuing constraints in IT spend by clients.

– Page 28 –

Usage revenue (4% or £122 million of total revenue) is principally derived from BTC and Dealing products where revenue is generated based on trading volumes. Usage revenue increased by 32% in 2002 compared to a 56% increase in 2001, attributable to the full year impact of BTC.

Revenue by customer segment
Treasury Services
The Treasury Services segment performed well against a challenging backdrop of market consolidation and cost cutting. Revenue was £1,134 million, down 5% compared to 8% growth in the previous year. On an underlying basis the decline was 3% – an underlying 7% decline in Dealing revenues was partially offset by strong demand for 3000 Xtra and other information products and by a pick-up in forwards matching volumes, particularly in the fourth quarter.

Recurring revenues within this segment experienced a modest decline, in tough market conditions, of 4% to £1,000 million, compared to growth of 7% in the prior year. Information product revenue has grown, principally through 100% growth in 3000 Xtra reflecting a mix of new sales and upgrades from the 2000/3000 product series.

Offsetting this growth was a 9% decline in revenue from Dealing products to £278 million (2001: 8% decline) from both Dealing 3000 and Dealing 2000-1. The largest declines were in the UK and the US, the former due to various mergers (for example, Halifax and Bank of Scotland) and the latter due partly to merger activity but also as a result of the full year impact of the events of 11 September 2001.

Outright revenue declined by 18% to £80 million compared to 20% growth in 2001 reflecting the constraints on major IT projects by clients. The consulting practices saw a decline as a result, although this was somewhat offset by an increase of almost a third in Commodities & Energy outright revenue, driven principally by two major deals in Japan.

Usage revenue grew by 4% to £54 million (2001: 4% growth), driven by increased activity on the Dealing Matching systems.

Investment Banking (IB)
Revenue increased 2% to £834 million due to the acquisition of Bridge, compared to 16% growth in 2001, but fell 11% on an underlying basis, as customers continued to cut costs by eliminating duplicate services, replacing existing products with lower cost alternatives and reducing headcount.

Recurring revenue grew by 1% to £726 million (2001: 12%) reflecting the inclusion of Bridge information revenue (principally BridgeStation, a premium product). On an underlying basis, recurring revenue was down 9% as cancellations of legacy products, particularly in Europe, were only partly offset by increased revenues from 3000 Xtra. IB's business has suffered from client headcount reductions (some 10,500 staff cut in the second half of 2002 at the six largest investment banks) and the intensive competitive actions (price-cutting and launch of products).

Partly offsetting the decline has been growth in Enterprise Information Products and the newly launched North American Capital Markets product (NACAP).

Outright revenues fell 32%, compared to 29% growth in 2001, as banks remain reluctant to commit to new IT projects.

Usage revenue grew 140% to £59 million aided by a full year of strong trading performance from BTC. Excluding BTC, there was growth of 11% driven by the Reuters InterTrade Direct product.

Asset Management (AM)
Although the AM segment has not seen the same level of cost-cutting as other parts of the financial services sector, there has been some level of retrenchment and consolidation in the industry. Revenue for the year grew 3% to £709 million (2001: 6%) benefiting from the Bridge acquisition, but was down 4% on an underlying basis. Recurring revenues grew by 4% overall (2001: 8%) and fell just 2% to £674 million on an underlying basis as demand for private client services, end-of-day pricing services and funds information partially offset the impact of cancellations due to headcount reductions.

Outright revenues declined by 24% to £32 million (2001: 20% decline) as asset managers cancelled or deferred IT expenditure plans or made greater use of their internal departments for development. AM's consulting practices have also suffered from aggressive price competition.

Corporates & Media (C&M)
Revenues from C&M declined 7% (2001: 1% growth) on an underlying basis to £315 million. This was due to the impact on our traditional media customers of the downturn in advertising, the fall-out among our new media customers of the decline in online advertising and the reduced demand for research and advisory products within the financial services and IT sectors. Corporates were affected by the general downturn in the economy particularly subsequent to the events of 11 September 2001 as well as current political uncertainty.

Recurring revenue declined by 7% to £307 million (2001: 2% decline) as corporate customers sought to trim costs and, as a result, held back or reduced installations of Reuters products. Clients also cut back quite severely on their research requirements, thus impacting our research-focused subsidiaries Yankee and Tower.

Operating costs
Operating costs for Reuters as a whole were reduced by 5% in 2002, compared to an increase of 11% in 2001. The underlying cost reduction in 2002 was 10%, compared to a 6% decline in underlying revenues. The principal drivers of this reduction were the business transformation programme initiated in 2000 and follow on savings initiatives. Annual savings from these totalled £235 million in 2002, £30 million more than originally planned. Reuters manages costs by geographic sales and service channels and centres of excellence.

– Page 29 –

Channels
Approximately 44% of Reuters costs arise in the Channels, principally the three main regions of the Americas, Europe Middle East & Africa (EMEA) and the Asia Time Zone (ATZ). Channel costs in total remained flat in 2002 compared to a 8% growth in 2001. On an underlying basis channel costs declined by 4%.

In the Americas, total costs grew by 22% to £392 million compared to 3% growth in 2001, reflecting the full year impact of Bridge. On an underlying basis growth was 6% reflecting the inclusion of the Research & Analytics business brought in from Instinet as well as charges related to further property rationalisation. Excluding these, costs were restrained through headcount reductions and rationalisation of the property portfolio, primarily by centralising staff in New York in the new 3 Times Square building, which was completed part way through 2001.

In EMEA costs were reduced by 8% to £573 million, the principal drivers of which were headcount cuts as part of the restructuring programme. In addition, data costs reduced significantly mainly as a result of the fall in end users. This compares to an 11% increase in overall costs in 2001 partly through transformation programmes.

In ATZ costs were flat year-on-year at £186 million (2001: 4% growth) with small increases in staff costs (to support the significant solutions deals) being offset by reductions in services (renegotiation of subscriber lease costs) and bad debt expenses.

Segments
Approximately 11% of Reuters costs are derived from the four customer segments and primarily consist of staff costs, professional fees and contractor staff. In 2002, segment costs were reduced by 6% to £274 million principally through a sizeable saving in marketing costs. Further savings were made in Lipper, Tower, Yankee and ORT through headcount reductions.

Business Technology Group (BTG)
BTG costs represent approximately 30% of Reuters cost base. Total BTG costs grew by 1%, compared with 13% in 2001. This marginal growth in 2002 reflects the inclusion of a full year of costs following the acquisition of Bridge offset by net cost savings across BTG.

On an underlying basis, costs declined by 7% compared with 3% growth in 2001. Major areas of cost reduction in 2002 were in the development function, where savings have been achieved through a combination of site rationalisations, severance programmes and a transfer of activity from higher cost to lower cost locations, and lower investment in business transformation programmes.

These cost reductions have been offset in part by growth in the cost of communications. This growth is a reflection of increases in data volumes and update rates, and the migration of clients to the next generation of Internet protocol networks.

Editorial
Editorial costs, accounting for about 8% of total Reuters operating costs, were 11% lower at £216 million than in 2001, compared to an increase of 4% in the previous year.

The principal factors underpinning the reduction were the closure of Financial TV, deferral of further capital expenditure and the headcount reduction programme. The reduction was partly offset by further investment in our News2Web programme and coverage of the football World Cup.

Chief Information Office (CIO)
 CIO costs, which represent 4% of total Reuters costs, declined by 7% to £98 million compared to a decline of 5% in 2001.

CIO's costs were reduced as a result of the completion in 2001 of a number of initiatives under the business transformation programme. These included the establishment of a Global Sourcing function which involved replacing local logistics and materials management staff with sourcing professionals and the outsourcing of logistics and installation staff in the UK. The new Global Sourcing function has seen significant reductions in the Reuters cost base as Reuters moves to a more

– Page 30 –

structured sourcing strategy. The outsourcing project has reduced costs and introduced a more flexible cost model linked to activity levels.

Business Support Services (BSS)
 BSS makes up about 2% of Reuters cost base and declined by 51% to £49 million in 2002 compared to a growth of 168% in 2001. The cost decline reflects a significant reduction in headcount as shared service operations were rolled out and the investment in 2001 in implementing the shared service programme and a new global finance system as part of the business transformation programme.

Corporate
 The Corporate centre accounts for 1% of Reuters costs and declined by 59% in 2002 to £32 million compared to a decline of 21% in 2001. Cost reductions have been primarily driven by the headcount reduction programme, with further savings coming from a renegotiation of the management contract with RVC, an independent fund manager established by former Reuters employees to manage the Greenhouse venture capital fund. Reductions in professional fees relating to tax and legal work have also helped to reduce the overall costs, as well as beneficial impacts from currency movements.

Restructuring
Reuters commenced a series of restructuring initiatives in the second half of 2001. Reuters aim is to achieve further cost savings in response to the continuing weak market conditions by reducing headcount beyond that resulting from the business transformation and other programmes. The combined target from restructuring and business transformation was a total of 2,250 staff. The restructuring programme actions resulted in a charge of £82 million in 2001, augmented by a further £112 million in 2002.

Business transformation and these other restructuring programmes are estimated to have realised benefits in 2001 of £65 million, £235 million in 2002 and are expected to yield total savings of £445 million in 2003.

Research and development (R&D)
R&D expenditure totalled £200 million in 2002 compared with £294 million in 2001 and £323 million in 2000. Of the total expenditure in 2002, £154 million related to Reuters (2001: £227 million) and £46 million to Instinet (2001: £67 million).

The decline in Reuters R&D costs partly reflects the impact of cost reduction measures across the development organisation. This decline has been offset in part by the full year impact of costs arising from the acquisition of Bridge. Notable areas of spend in 2002 included investment in next generation products and capabilities such as Reuters Knowledge, Reuters Messaging and News2Web, our new editorial multimedia production system. Part of the decline relates to the completion of projects related to the business transformation programme.

Instinet
	Year to 31 December

	2002 £m	2001 £m	2000 £m

Revenue	592	854	804

Normalised operating (loss)/profit before restructuring	(14)	178	157
Restructuring costs	(96)	(17)	–

Normalised operating (loss)/profit	(110)	161	157

– Page 31 –

Instinet has been operating in a very challenging market environment. Instinet's business is dependent on trading volumes in global equity markets and particularly the Nasdaq over-the-counter market in the USA. Trading volumes have been under continuous pressure throughout 2002. This, coupled with a substantial reduction in price, partly offset by improved Nasdaq market share, has resulted in a 31% decline in revenue to £592 million (2001: 6% increase). Operating losses, excluding restructuring, were £14 million as compared to a profit of £178 million in 2001 and a profit of £157 million in 2000. Following the acquisition of Island in September 2002, a goodwill impairment charge totalling £208 million was recorded. As part of that transaction Instinet paid a dividend of US$249 million, of which Reuters received US$207 million.

Nasdaq market volume per day in the fourth quarter of 2002 was 12% down from the fourth quarter of 2001 and 8% down for the full year 2002 versus 2001. Instinet's share of the Nasdaq traded volume in the last quarter of 2002 was 29.7% against 11.8% at the end of 2001 (2000: 13.9%) due to the addition of Island, market share gains from new products and price reductions earlier in the year. Instinet does not believe that the introduction of Nasdaq's SuperMontage system has had a material effect on its trading performance.

During 2002 a series of measures were implemented to increase the competitiveness of Instinet, including the acquisition of Island, a new management team under the leadership of Ed Nicoll, significant reductions in the fixed cost base and the rollout of new products including Instinet Trading Portal, a front-end trading application, and Newport, a global portfolio-trading and execution management solution. In addition, Reuters and Instinet began to work together on a series of initiatives including the ability to reach Instinet's liquidity pool from Reuters screens.

A £21 million decline in Instinet's R&D costs in 2002 principally reflects a reduction in Research and Analytics investment and the termination of expenditure in the Fixed Income business, which ceased trading early in 2002.

5. FINANCING NEEDS AND CAPITAL STRUCTURE
Cash flow movement in 2002
	Reuters £m	Instinet £m	Total £m

Normalised operating profit/(loss) (pre-restructuring)	393	(14)	379
Depreciation	179	42	221
Capex	(140)	(28)	(168)
Working capital	(9)	(90)	(99)

Operating cash flow (pre-restructuring)	423	(90)	333

Restructuring	(117)	(34)	(151)
Taxation, interest, other	(92)	(50)	(142)

Free cash flow	214	(174)	40

Reuters dividend	(139)	–	(139)
Instinet dividend	134	(161)	(27)
Net acquisitions (including ESOTs)	(91)	13	(78)

Movements	118	(322)	(204)

Net (debt)/funds	(584)	518	(66)
Cash conversion (pre-restructuring)	108%	n/a	n/a

Spending on tangible fixed assets was £168 million in 2002 compared to £276 million in 2001 and £274 million in 2000. The reduction in expenditure reflects lower property-related expense and reduced spend on subscriber and administration equipment.

Reuters continues to be strongly cash generative, generating £423 million of operating cash flow before restructuring costs, representing cash conversion of 108% (109% on a post-restructuring basis). Instinet had a net operating cash outflow of £90 million, due principally to the movement in net counterparty debtors and creditors. Free cash flow was £40 million (2001: £443 million) for the Group, with Reuters generating £214 million, largely offset by an outflow at Instinet of £174 million.

Reuters paid dividends of £139 million in 2002 compared to £227 million in 2001 and £205 million in 2000. Instinet paid a dividend of £161 million during 2002, of which £27 million was paid to shareholders outside the Reuters Group.

Reuters Group spent £78 million in 2002 on acquisitions net of disposals (including ESOTs), compared to £43 million in 2001 and £318 million in 2000. In 2002, £65 million was spent on Reuters shares acquired by the ESOTs compared with £48 million in 2001 and £40 million in 2000. Proceeds from the sale of fixed asset investments, principally relating to Greenhouse portfolio disposals, were £22 million compared to £68 million in 2001 and £80 million in 2000.

On 18 February 2003 Reuters announced it had entered into a definitive agreement to acquire Multex for total consideration of £121 million. Reuters currently anticipates that the acquisition will be completed by the end of March 2003. Multex reported 2002 revenue of US$92 million (£57 million), EBITDA of US$11 million (£7 million) and a net loss of US$7 million (£4 million), in accordance with US GAAP. The acquisition covers net assets with a book value at 31 December 2002 of US$109 million (£68 million), including US$50 million (£31 million) of cash. Reuters expects the acquisition to reduce normalised profit before tax by approximately £10 million (US$16 million) in 2003 as a result of integration and financing costs. The acquisition is expected to have a positive impact thereafter.

Net debt for the Group at 31 December 2002 amounted to £66 million, compared with net funds of £138 million at 31 December 2001 and net debt of £34 million at 31 December 2000. Net debt increased by £204 million, reflecting a £322 million decrease in Instinet offset by £118 million of debt repayment in Reuters. Net debt at 31 December 2002 comprised gross debt of £794 million offset by cash and short-term investments of £728 million.

Reuters finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, backed up as required by committed bank facilities and finance from capital markets. Reuters manages its net debt position and interest costs to support its continued access to the full range of debt capital markets. Reuters expects to be able to finance its current business plans from ongoing operations and its external facilities.

At 31 December 2002 Reuters had available a committed syndicated loan facility of £500 million which expires in December 2006, all undrawn at 31 December 2002. The facility contains one financial covenant that consolidated profits before interest, tax and amortisation (subject to certain adjustments) should be greater than 2.75 times consolidated net finance charges. As at 31 December 2002 Reuters complied with the covenant.

In February 2003 Reuters began the process of replacing its £500 million bank facility with a new facility of £1.25 billion. The facility is being syndicated to a group of international banks. The facility is structured with £800 million of the facility available for drawing and redrawing until 2008. The remaining £450 million will be available until 2004, with the ability to extend the maturity in whole or part in certain circumstances.

A £1.5 billion Euro Commercial Paper Programme was established in 1998. At 31 December 2002, Reuters had outstanding obligations of £176 million under this programme, repayable at various dates up to March 2003. The minimum outstanding during 2002 was £127 million and the maximum was £549 million.

In 1998 Reuters also established a £1 billion Euro Medium Term Note Programme. At 31 December 2002, Reuters had outstanding £588 million under this programme, repayable at various dates up to January 2006. The minimum outstanding during 2002 was £405 million and the maximum was £614 million.

– Page 32 –

In addition, Reuters has short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £185 million. Drawings under these lines was £10 million at 31 December 2002. Instinet has access to the equivalent of US$717 million short-term uncommitted bank facilities of which US$31 million was drawn at 31 December 2002.

The following table summarises the Group's principal contractual financial obligations at 31 December 2002, certain of which are described in the consolidated financial statements and notes. The Group expects to be able to fund such obligations from ongoing operations and its external facilities.

	Payments due by period

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Short-term debt	440	440	–	–	–
Long-term debt	352	–	352	–	–
Operating leases	735	91	149	119	376
Unconditional purchase obligations	152	63	89	–	–

Total contractual obligations	1,679	594	590	119	376

6. TREASURY MANAGEMENT

The key objectives of Reuters Group treasury management are to ensure sufficient liquidity exists to meet funding needs and to manage the interest rate and currency risks arising from the Group's operations and its sources of finance.

Reuters borrows in many currencies, at both fixed and floating rates and uses derivative contracts to create the desired currency and interest rate basis. Historically, most funding was converted into sterling. However some debt may be left in, or converted to, other currencies to match asset exposures that arise from time to time. Derivatives used are principally interest rate swaps, forward rate agreements, interest rate caps and collars, currency swaps, forward foreign exchange contracts and currency options.

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

Almost 90% of Group revenue is denominated in non-sterling currencies. The Group also has significant costs denominated in foreign currencies with a different mix from revenue. Group profits are, therefore, exposed to currency fluctuations. The approximate proportions of operating profit excluding goodwill amortisation and currency gains attributable to each key currency group was as follows:

	Year to 31 December

Operating profit by currency	2002%	2001%	2000%

Continental Europe
Euro and legacy currencies	296	133	107
Other	54	25	18
US dollar	(71)	66	57
Japanese yen	53	26	22
Sterling
Depreciation	(140)	(63)	(58)
Other	(143)	(97)	(66)
Other	51	10	20

Total	100	100	100

– Page 33 –

Sterling costs exceeded sterling revenue due to the level of restructuring costs, UK-based marketing, development, operational and central management costs and depreciation which was largely accounted for in sterling once an asset has been acquired.

In broad terms, using the 2002 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £7 million in operating profits before hedging (2001: £10 million, 2000: £10 million).

Exchange rate movements in 2002 had an adverse impact before hedging on reported revenue offset by a favourable impact on costs, mainly due to the weaker US dollar in 2002 compared with 2001. The net impact on operating profit was not significant.

The Group holds cash and short-term investment balances of £728 million, of which £537 million is held by the Instinet group of companies. Reuters currency exposure with respect to Instinet is not currently hedged.

The priority in Reuters currency management policy is to reduce the risk of volatility in the Group's profit and loss account to acceptable levels while allowing a degree of flexibility to take advantage of market movements.

The main principles underlying currency hedging policies are as follows:

•	committed hedging cannot exceed the underlying cash flow exposure; and

•	levels of currency hedging cannot exceed 90% of underlying exposure for the first 12 months and 70% for the following 12 months.

The results of currency and interest rate hedging activities for the three years to December 2002 are summarised below:

	Year to 31 December

Recognised gains/(losses)	2002 £m	2001 £m	2000 £m

Currency hedging	10	(4)	5
Interest rate hedging	(2)	(1)	(3)

Recognised currency hedging gains in 2002 were favourable compared with 2001 due mainly to the lower level of US dollar hedging which gave rise to losses in 2001 when the currency weakened after hedges were placed.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements, are set out below:

Hedging	Gains £m	(Losses) £m	Net £m

Unrecognised at 1 January 2002	18	(9)	9
Arising in previous years:
recognised in 2002	(12)	5	(7)

not recognised in 2002	6	(4)	2
Arising in 2002:
not recognised in 2002	7	(9)	(2)

Unrecognised at 31 December 2002	13	(13)	–

Of which:
expected to be recognised in 2003	11	(8)	3
expected to be recognised in 2004 or later	2	(5)	(3)

Net unrecognised gains on derivatives used for hedging were nil at 31 December 2002 compared with unrecognised gains of £9 million at 31 December 2001 and unrecognised losses of £3 million in 2000. The decrease is mainly due to profitable Japanese yen hedges at 31 December 2001 which matured during 2002.

Net cash flows are mainly converted into sterling and either applied to reduce debt or invested in money market instruments with financial institutions holding strong credit ratings with pre-agreed limits set by the Board. Interest rates are managed using a mix of financial instruments, which commence and mature at various dates through to January 2006. Interest rate hedging relates to the use of derivative contracts to alter the currency and interest rate profile on medium-term fixed rate notes issued and to hedge timing mismatches. In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in the year by approximately £1 million (2001 and 2000: £1 million) excluding the impact of hedging.

7. ACCOUNTING POLICIES AND US GAAP

Group accounting policies, which are set out on pages 63-64, conform with UK GAAP. In accordance with the requirements of Financial Reporting Standard 18 (FRS 18), these policies and any applicable estimation techniques have been reviewed by the directors who have confirmed them to be the most appropriate for the preparation of the 2002 financial statements.

Critical accounting policies
In preparing these financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements. The most significant judgemental areas in 2002 related to:

•	the impairment of fixed assets and goodwill. Under UK accounting standards impairment is measured by comparing the carrying value of an asset with the higher of its net realisable value or value in use. These comparisons sometimes require subjective judgements and estimates to be made by management with regard to projected future cash flows of income generating units or the amounts that could be obtained from the sale of investments. As a result some fixed asset investments have been written down to net realisable value. In 2002 the following impairment charges were recorded in the consolidated profit and loss account:

		£m

	Impairment of Instinet goodwill	208
	Impairment of the carrying value of Reuters shares held by the ESOTs	147
	Other fixed asset investments	81

	The impairment of both Instinet goodwill and Reuters shares held by the ESOTs have been impacted by market values falling below carrying values;

•

accounting for LTIPs. The costs of shares acquired to cover LTIP awards are charged in the profit and loss account over the period to which the performance criteria relate. Adjustments are made during the three-and-five year vesting period of each plan to reflect changes in the possibility of performance criteria being met. These adjustments are to some extent subjective as performance is based on Reuters Total Shareholder Return (TSR) relative to the TSR of the other 99 companies in the FTSE 100 at the start of the measurement period. The adoption of more pessimistic assumptions would result in a lower charge being recognised at the start of each plan and the possibility of higher charges in later years;

•	property provisions. As part of the 2002 restructuring charges a number of leasehold properties have been identified as being surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately given the current economic climate. Estimates have been made to cover the cost of vacant possession together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by Reuters. The actual outcome may differ from the estimates;

•	allowances for doubtful accounts. For all trade debtors, we must make a judgement regarding the ability of our customers to pay and accordingly, we establish an allowance for estimated losses arising from non-payment. In evaluating this allowance we consider customer credit worthiness, current economic conditions and our own experience. If future collections differ from our estimates, this will affect future profit.

– Page 34 –

US GAAP
A reconciliation of net income under UK and US GAAP is set out on page 67. A discussion of the relevant US accounting policies which differ materially from UK GAAP is given on pages 65-66. Details of recent US GAAP accounting pronouncements are given on pages 69-70.

8. RISK FACTORS

Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business and management's strategy, plans and objectives. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, the impact of interest rates or exchange rates, anticipated cost savings and synergies and the completion of strategic transactions or restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors discussed below. Any forward-looking statements made by the Group or on its behalf speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Reuters may not be able to realise the anticipated benefits of its Fast Forward transformation plan
On 18 February 2003 Reuters announced it was accelerating its strategy to become a more focused information company. The Fast Forward plan includes investing in new information, streamlining the way information is delivered, offering a more simple and segmented product line, rationalising the non-core elements of the business and reshaping the cost base. While it is expected that these measures will produce significant competitive advantages, cost savings and eventual revenue growth, there can be no assurance of the extent to which these benefits will be realised.

Continued or worsened unfavourable conditions in financial markets may have a significant adverse effect on the Group's business
The Group's business is dependent upon the health of the financial markets and the participants in those markets. The Group's dealing products are dependent on the level of activity in the foreign exchange market. Similarly, the businesses of BTC and Instinet are dependent upon the level of activity in the equity markets. Reuters results were negatively impacted by the continuing economic downturn in 2002. If these conditions continue or get worse or in the event of significant trading market disruptions or suspensions there could be further adverse effects on the Group's business. In addition, the Group's business could be adversely affected by further consolidations among clients and competitors.

Currency fluctuations and interest rate fluctuations may have a negative impact on the Group's reported revenue and earnings
Reuters Group reports results in UK pounds sterling but receives revenue and incurs expenses in more than 60 currencies and is thereby exposed to the impact of fluctuations in currency rates. Currency movements had a broadly neutral impact on operating profit in 2002. A strengthening of sterling from current levels, especially in relation to other currencies in which Reuters Group derives significant revenues or holds significant assets such as the euro or the US dollar, could adversely affect results in future periods. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in the Group's consolidated financial statements. In addition, an increase in interest rates from current levels could adversely affect the Group's results in future periods.

Reuters is exposed to a decline in the valuation of companies in which it has invested and does not have management control over all of them
Reuters has entered into joint ventures with, and made strategic investments in, a number of companies and also has significant interests in companies and joint ventures such as Instinet, TSI, Radianz and Factiva. The value of a number of these companies fluctuated widely and generally decreased significantly from 2001 through 2002, in part as a result of external market factors. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors' expectations, and external market and economic conditions.

The Group may experience difficulties or delays in developing or responding to new customer demands or launching new products
The Group's business environment is characterised by rapid technological change, changing and increasingly sophisticated customer demands and evolving industry standards. If the Group is unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to respond and adapt to technological advancements and changing standards, its business may be adversely affected. In addition, Reuters Group may fail to launch new products and its existing products and services may cease to be attractive to customers and new products and services that the Group may develop and introduce may not achieve market acceptance.

Reuters Group is dependent on third parties for the provision of certain network and other services
The Group has outsourced the day-to-day operation of most of its networks to Radianz, the joint venture with Equant. Radianz will source the majority of its requirements from Equant and will seek to provide network services to companies in addition to Reuters Group. Reuters and Equant are equally represented on the Radianz Board with neither party having control. Accordingly, Reuters ability to affect the performance of Radianz may be limited and our business could be adversely affected as a result.

In connection with the Bridge acquisition, Reuters entered into a network services agreement with Savvis which was the primary provider of network services to Bridge. Reuters currently holds Savvis preferred stock that votes as, and is convertible into, an approximately 15% common stock interest in Savvis share capital, and has an observer on Savvis' board. Reuters has very limited, if any, ability to affect the performance of Savvis. Should Savvis fail, or be unable to provide network services necessary to the continued conduct of the Bridge businesses Reuters acquired before Reuters is able to migrate these services to Radianz or make other alternative arrangements, the Group's business would be adversely affected.

The Group's business may be adversely affected if our networks or systems experience any significant failures or interruptions or cannot accommodate increased traffic
Reuters Group's business is dependent on the ability to handle speedily substantial quantities of data and transactions on its computer-based networks and systems and those of Radianz, Savvis and others. Any significant failure or interruption of such systems due to factors beyond the Group's control, including terrorist activities, could have a material adverse effect on its business and results of operations. The continuing increase in the update rates of market data may impact product and network performance from time to time. Factors that have significantly increased the market data update rates include: the emergence of Nasdaq's SuperMontage and proprietary data feeds from other markets; high market volatility; decimalisation; and the multiple listing of options. While the Group has implemented a number of capacity management initiatives, there can be no assurance that the Group and its network providers will be able to successfully accommodate accelerated growth of peak traffic volumes.

Changes in the regulatory or competitive environment could have an adverse effect on Instinet's business
Neither the Instinet alternative trading system (ATS) nor the Island ATS is currently required to register as a US national securities exchange. However, as the Island and Instinet ATSs are integrated over time, the SEC could determine that exchange registration is necessary resulting in substantial additional regulation of Instinet, which could reduce its operational flexibility in ways that could have a material adverse effect on its business. The Instinet ATS and the Island ATS are also subject to Regulation ATS, which requires ATSs meeting certain trading volume criteria to provide quotation data to an SRO and to provide other broker-dealers execution access to such quotes. Compliance with Regulation ATS could have a significant negative impact on Instinet's trading volumes. In July 2002, the SEC also took action that resulted

– Page 35 –

in the suspension of market data revenue sharing programmes, in which Island participated, and led to Island's suspension of its own programme. Instinet has been from time to time, and is currently, involved in discussions and proceedings with the SEC and some of its customers regarding the application of these and other SEC rules, which may have a material adverse effect on Instinet's pricing policies and business operations. Future SEC rule-makings or interpretations relating to equities securities markets could adversely affect Instinet's business, financial condition and operating results.

The financial services industry generally, and the securities brokerage business in which Instinet engages in particular, is very competitive, and competition is expected to continue to intensify in the future. Instinet has experienced intense price competition in recent years, which has led it to aggressively reduce pricing for its US broker-dealer customers. These pricing changes have resulted in volatility in Instinet's market share and a decline in revenue and could cause the transaction fee revenue Instinet receives from this customer group to continue to decline, even if their volumes increase.

Nasdaq began to roll-out its new trading platform, generally referred to as SuperMontage, on 14 October 2002 and fully implemented it on 2 December 2002. The implementation of SuperMontage could cause Instinet to receive fewer orders in Nasdaq-quoted stocks and also could cause fewer of the orders Instinet receives to be executed in its liquidity pool. Instinet competes with Nasdaq, through its operation of SuperMontage, as a trading venue for Nasdaq-quoted stocks, and Nasdaq has also applied for status as a for-profit exchange.

The NASD regulates the activities of Instinet's US broker-dealer subsidiaries and its Nasdaq subsidiary competes with Instinet. The NASD, either directly or through subsidiaries, is able to propose, and often obtain SEC approval of rule changes that the Group believes can be to Nasdaq's competitive benefit as a securities marketplace and to Instinet's competitive disadvantage. Reuters Group is unable to predict at this time the impact of any proposed or potential changes to the regulatory environment in which Instinet and its affiliates operate, which may include additional changes to the Nasdaq marketplace considered by the NASD or the adoption by authorities in other jurisdictions of new methods for regulating electronic over-the-counter trading. Any such regulatory changes may cause Instinet and its affiliates to incur substantial compliance costs, or impair their ability to conduct their businesses, or to compete effectively.

The Group may be exposed to adverse governmental action in countries where we conduct reporting activities
As the world's largest news and information company, Reuters Group may suffer discriminatory tariffs or other forms of adverse government intervention due to the nature of its editorial and other reporting activities.

The Group may not be able to realise the anticipated benefits of acquisitions such as the proposed Multex acquisition
To achieve its strategic objectives, Reuters Group has acquired or invested in, and in the future may seek to acquire or invest in, other companies and businesses such as the Multex acquisition Reuters announced on 18 February 2003. Reuters currently anticipates that this acquisition will be completed by the end of March 2003. No assurance can be given that Reuters Group will realise, when anticipated or at all, the benefits it expects as a result of any acquisition including that of Multex. Achieving these benefits will depend on many factors, including the successful and timely integration and, in some cases, the consolidation of products, technology, operations and administrative functions, of two companies that have previously operated separately. Considering the highly technical and complex nature of Reuters Group's products and services, these integration efforts may be difficult and time consuming.

– Page 36 –
FINANCIAL STATEMENTS
CONSOLIDATED PROFIT AND LOSS ACCOUNT

Consolidated profit and loss account for the year ended 31 December

		Notes	2002 £m	2001 £m	2000 £m

Revenue:	Group and share of joint ventures		3,682	3,990	3,678
	less share of joint ventures revenue		(107)	(105)	(86)

	Group revenue	1	3,575	3,885	3,592
	Operating costs	2	(3,719)	(3,583)	(3,181)

	Operating (loss)/profit		(144)	302	411
	Share of operating losses of joint ventures		(35)	(46)	(17)
	Impairment of investments in joint ventures	16	(6)	(16)	–
	Share of operating losses of associates		(39)	(39)	(16)
	Impairment of investment in associate	16	–	(26)	–
	(Loss)/profit on disposals of subsidiary undertakings	31	(29)	216	10
	Profit on disposals of fixed assets/investments	31	1	18	291
	Income from fixed asset investments		1	3	5
	Amounts written off fixed asset investments	16	(222)	(245)	(30)
	Net interest (payable)/receivable	3	(20)	(9)	3

	(Loss)/profit on ordinary activities before taxation		(493)	158	657
	Taxation on (loss)/profit on ordinary activities	4	(23)	(107)	(136)

	(Loss)/profit on ordinary activities after taxation		(516)	51	521
	Equity minority interests		112	(5)	–

	(Loss)/profit attributable to ordinary shareholders		(404)	46	521
	Dividends	5	(139)	(140)	(224)

	(Loss)/retained profit		(543)	(94)	297

	Basic (loss)/earnings per ordinary share	6	(29.0p)	3.3p	37.1p
	Diluted (loss)/earnings per ordinary share	6	(29.0p)	3.2p	36.5p

Consolidated revenue and operating (loss)/profit derive from continuing operations in all material respects. The result for the year has been computed on an unmodified historical cost basis.

Consolidated statement of total recognised gains and losses for the year ended 31 December

	Notes	2002 £m	2001 £m	2000 £m

(Loss)/profit attributable to ordinary shareholders		(404)	46	521
Unrealised gain on deemed partial disposal of subsidiary	31	1	11	–
Unrealised gains on formation of joint ventures and associates		–	–	73
Unrealised gain on deemed partial disposal of associate	31	12	–	39
Unrealised gains on disposals of fixed asset investments	31	10	–	13
Translation differences taken directly to reserves		(95)	23	40

Total recognised gains and losses relating to the year		(476)	80	686

A detailed statement showing the movement in capital and reserves is set out in note 26.
– Page 37 – Notes on the consolidated profit and loss account

1. Segmental analysis
The tables below show a segmental analysis of revenue, costs and results which reflects the way Reuters was managed during 2002. Revenue is allocated to customer segments by reference to the activities at particular customer sites. Activities at certain customer sites fall into more than one segment. In such cases revenue is allocated based on estimated activity by segment. Prior periods have been restated on a comparable basis.

Segmental revenue less direct customer segment costs does not purport to represent segmental profitability. Direct segment costs include the costs of core management, marketing, non-integrated businesses and specific revenue related activities. The majority of revenue related costs are included within the channels and centres of excellence.

Revenue	2002 £m	% change	2001 £m	% change	2000 £m

Treasury Services	1,134	(5%)	1,189	8%	1,101
Investment Banking	834	2%	815	16%	701
Asset Management	709	3%	690	7%	649
Corporates & Media	315	(10%)	348	1%	343

Reuters	2,992	(2%)	3,042	9%	2,794
Instinet	592	(31%)	854	6%	804

	3,584	(8%)	3,896	8%	3,598
Share of joint ventures revenue	107	1%	105	22%	86
Intra-group revenue	(9)	(11%)	(11)	58%	(6)

Gross revenue	3,682	(8%)	3,990	8%	3,678
Less share of joint ventures revenue	(107)	1%	(105)	22%	(86)

Group revenue	3,575	(8%)	3,885	8%	3,592

Costs

Treasury Services	(43)	(15%)	(51)	18%	(43)
Investment Banking	(51)	81%	(28)	18%	(24)
Asset Management	(87)	11%	(79)	31%	(60)
Corporates & Media	(93)	(31%)	(135)	10%	(124)

Direct customer segment	(274)	(6%)	(293)	14%	(251)
Channels	(1,151)	–	(1,147)	8%	(1,068)
Business Technology Group	(779)	1%	(775)	13%	(685)
Chief Information Office	(98)	(7%)	(105)	(5%)	(111)
Editorial	(216)	(11%)	(241)	4%	(233)
Business Support Services	(49)	(51%)	(99)	169%	(37)
Corporate/other	(32)	(59%)	(78)	(20%)	(96)

Reuters	(2,599)	(5%)	(2,738)	11%	(2,481)
Instinet	(606)	(10%)	(676)	4%	(647)
Restructuring costs	(208)	110%	(99)	–	–
Intra-group costs	9	(11%)	11	58%	6

	(3,404)	(3%)	(3,502)	12%	(3,122)

Amortisation and impairment of goodwill and other intangibles

Treasury Services	(27)	38%	(20)	70%	(11)
Investment Banking	(13)	30%	(10)	11%	(9)
Asset Management	(16)	19%	(13)	7%	(12)
Corporates & Media	(24)	5%	(22)	41%	(16)

Direct customer segment	(80)	22%	(65)	34%	(48)
Business Technology Group	(6)		(2)	–	–

Reuters	(86)	28%	(67)	38%	(48)
Instinet	(229)		(14)	30%	(11)

Operating costs	(3,719)	4%	(3,583)	13%	(3,181)

– Page 38 – Results

Treasury Services	1,091	(4%)	1,138	8%	1,058
Investment Banking	783	–	787	16%	677
Asset Management	622	2%	611	4%	589
Corporates & Media	222	4%	213	(3%)	219

Segmental revenue less direct customer segment costs	2,718	(1%)	2,749	8%	2,543
Channels	(1,151)	–	(1,147)	8%	(1,068)
Business Technology Group	(779)	1%	(775)	13%	(685)
Chief Information Office	(98)	(7%)	(105)	(5%)	(111)
Editorial	(216)	(11%)	(241)	4%	(233)
Business Support Services	(49)	(51%)	(99)	169%	(37)
Corporate/other	(32)	(59%)	(78)	(20%)	(96)

Reuters	393	29%	304	(3%)	313
Instinet	(14)	(108%)	178	13%	157
Restructuring costs	(208)	110%	(99)	–	–

Operating profit before amortisation and impairment of goodwill and other intangibles	171	(56%)	383	(19%)	470

Amortisation of goodwill and other intangibles
Reuters	(86)	28%	(67)	38%	(48)
Instinet	(21)	45%	(14)	30%	(11)
Impairment of goodwill
Instinet	(208)	–	–	–	–

Operating (loss)/profit	(144)		302	(26%)	411

Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.

The geographical analysis of performance reflects the revenues earned and operating costs incurred in each area excluding amortisation of goodwill and intangibles, goodwill impairment, restructuring costs and net currency gain/(loss).

By geography	2002 £m	% change	2001 £m	% change	2000 £m

Revenue
Europe, Middle East and Africa	1,714	(7%)	1,838	9%	1,689
The Americas	1,354	(10%)	1,502	12%	1,344
Asia/Pacific	507	(7%)	545	(3%)	559

	3,575	(8%)	3,885	8%	3,592

Operating costs where incurred
Europe, Middle East and Africa	(1,483)	(12%)	(1,677)	7%	(1,574)
The Americas	(1,421)	1%	(1,400)	16%	(1,211)
Asia/Pacific	(300)	(4%)	(313)	(8%)	(339)

	(3,204)	(5%)	(3,390)	9%	(3,124)

Contribution
Europe, Middle East and Africa	231	43%	161	40%	115
The Americas	(67)		102	(23%)	133
Asia/Pacific	207	(11%)	232	5%	220

	371	(25%)	495	6%	468

Other costs
Amortisation of goodwill and other intangible assets	(107)	31%	(81)	36%	(59)
Goodwill impairment	(208)	–	–	–	–
Restructuring costs	(208)	110%	(99)	–	–
Net currency gain/(loss)	8		(13)		2

Operating profit	(144)		302	(26%)	411

United Kingdom and Ireland revenue was £485 million (2001: £521 million, 2000: £522 million). With the exception of Instinet, Reuters products are delivered and sold primarily through a common geographical infrastructure and delivered over a number of communications networks.

The impact of the Island acquisition in 2002 and the Bridge acquisition in 2001 are reflected principally in the Americas (see note 31).

Revenue by type	2002 £m	% change	2001 £m	% change	2000 £m

Recurring	2,699	(1%)	2,724	7%	2,537
Usage	713	(24%)	946	10%	863
Outright	163	(25%)	215	13%	192

	3,575	(8%)	3,885	8%	3,592

Recurring revenue is derived from the sale of subscription services, including maintenance contracts. Usage revenue is principally derived from Instinet, Dealing 2000-2, Dealing 3000 Spot Matching and BTC. Outright revenue comprises once-off sales including information and risk management solutions.

– Page 39 – 2. Operating costs
Costs by type	2002 £m	% change	2001 £m	% change	2000 £m

Salaries, commission and allowances	1,180	(9%)	1,299	20%	1,081
Social security costs	79	(5%)	83	2%	81
Other, pension costs (see note 23)	65	4%	63	12%	56

Staff costs	1,324	(8%)	1,445	19%	1,218
Services	811	(8%)	883	(1%)	895
Depreciation	227	(8%)	246	(11%)	276
Data	343	1%	340	15%	296
Communications	420	25%	335	37%	245
Space	312	29%	242	20%	202
Cost of sales and other	31	(31%)	45	45%	31
Amortisation of goodwill and other intangibles	107	31%	81	37%	59
Goodwill impairment (see note 14)	208	–	–	–	–
Other operating income	(56)	21%	(47)	21%	(39)
Currency hedging activities – net (gain)/loss	(10)		2		(5)
Foreign currency translation – net loss	2		11		3

	3,719	4%	3,583	13%	3,181

The directors believe that the nature of the Group's business is such that the format of the analysis of operating costs required by the Companies Act 1985 is not appropriate. The format has been adapted in a manner consistent with the Group's activities. Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses. Other operating income comprises amounts received from joint ventures and others in respect of costs incurred by Reuters on their behalf.

Costs by function	2002 £m	% change	2001 £m	% change	2000 £m

Production and communications	1,947	1%	1,933	6%	1,822
Selling and marketing	574	(19%)	706	14%	621
Support services and administration	683	(9%)	751	10%	681
Amortisation of goodwill and other intangibles	107	31%	81	37%	59
Restructuring costs	208	110%	99	–	–
Goodwill impairment	208	–	–	–	–
Net currency (gain)/loss	(8)		13		(2)

	3,719	4%	3,583	13%	3,181

Costs include:

Development expenditure	200	(32%)	294	(9%)	323
Operating lease expenditure:
Hire of equipment	9	(37%)	13	30%	10
Other, principally property	112	4%	108	30%	83
Loss on disposal of tangible fixed assets	1		11	10%	10
Advertising	32	(6%)	34	(33%)	50

– Page 40 – Fees payable to PricewaterhouseCoopers were as follows:

Audit fees:
United Kingdom	0.9	–	0.9	–	0.9
Overseas	1.4	8%	1.3	44%	0.9

	2.3	5%	2.2	22%	1.8

Audit-related services:
United Kingdom	0.6		0.2	(82%)	1.1
Overseas	0.9	(68%)	2.8	133%	1.2

	1.5	(50%)	3.0	30%	2.3

Non-audit services:
United Kingdom	4.3	(47%)	8.1	56%	5.2
Overseas	1.0	(44%)	1.8	(68%)	5.6

	5.3	(46%)	9.9	(8%)	10.8

	9.1	(40%)	15.1	1%	14.9

The United Kingdom audit fee of £0.9 million includes £10,000 in respect of the parent company audit. Non-audit services were as follows:
	2002 £m	% change	2001 £m	% change	2000 £m

Management consultancy	3.4	(52%)	7.1	45%	4.9
Taxation advice	1.7	(19%)	2.1	(43%)	3.7
Other	0.2	(71%)	0.7	(68%)	2.2

	5.3	(46%)	9.9	(8%)	10.8

Management consultancy fees represent fees earned by PwC Consulting, which ceased to be part of PricewaterhouseCoopers on 1 October 2002.

The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.

3. Net interest receivable/(payable)
	2002 £m	2001 £m	2000 £m

Interest receivable:
Listed investments	1	1	5
Unlisted investments	19	28	19
Share of joint ventures and associates interest (see note 16)	9	16	13

	29	45	37

Interest payable:
Bank loans and overdraft	(4)	(3)	(3)
Other borrowings	(45)	(51)	(31)

	(49)	(54)	(34)

	(20)	(9)	3

– Page 41 – 4. Taxation on profit on ordinary activities	2002 £m	2001 £m	2000 £m

UK corporation tax
Current tax on income for the period	43	37	292
Adjustments in respect of prior periods	(13)	(19)	(40)

	30	18	252
Double taxation relief	(7)	(23)	(264)

	23	(5)	(12)

Foreign tax
Current tax on income for the period	82	150	133
Share of tax of joint ventures and associates (see note 16)	6	(4)	1
Adjustments in respect of prior periods	(9)	16	15

	79	162	149

Total current tax	102	157	137
Deferred taxation (see note 24)
Deferred tax in respect of the current period	(61)	(50)	(1)
Deferred tax in respect of prior periods	(18)	–	–

	(79)	(50)	(1)

Tax on (loss)/profit	23	107	136

In accordance with the requirements of the FRS No 19 'Deferred Tax', a reconciliation of the current tax charge on ordinary activities for the period reported in the profit and loss account is set out below.

	2002 £m	2001 £m	2000 £m

Corporation tax on pre-tax (loss)/profit at UK nominal rate of 30%	(148)	48	197
Non tax deductible amortisation of goodwill and other intangibles	88	28	21
Adjustments in respect of prior years	(22)	(3)	(25)
Permanent differences	13	2	26
Book profit on TSI public share issues not taxable	–	–	(47)
Tax deduction arising from exercise of employee options	–	–	(60)
Book profit on Instinet IPO not taxable	–	(60)	–
Non tax deductible investment impairments	77	86	–
Fixed asset related timing differences	1	5	(4)
Non fixed asset related timing differences	39	11	5
Tax losses not currently utilised	35	35	10
Tax on dividend received on acquisition of Island	10	–	–
Other differences	9	5	14

Total current tax	102	157	137

The other differences are primarily due to overseas profits taxed at rates differing from those in the UK and the geographical mix of profits.

No tax is expected to fall due in respect of the disposal of fixed asset investments, subsidiaries and associates in 2002 (2001: nil).

There is no tax impact on the unrealised gains arising in 2002 (2001: nil).

5. Dividends	2002 £m	2001 £m	2000 £m

Interim paid	53	54	51
Final (2002 proposed)	86	86	173

	139	140	224

Per ordinary share	Pence	Pence	Pence

Interim paid	3.85	3.85	3.65
Final (2002 proposed)	6.15	6.15	12.35

	10.00	10.00	16.00

– Page 42 –

6. Earnings per ordinary share
Basic and diluted earnings per ordinary share are based on the results attributable to ordinary shareholders and on the weighted average number of those shares in issue during the year. The weighted average number of shares in issue may be reconciled to the number used in the basic and diluted earnings per ordinary share calculations as follows:

Weighted average number in millions	2002	2001	2000

Ordinary shares in issue	1,432	1,431	1,426
Non-vested shares held by employee share ownership trusts	(37)	(27)	(22)

Basic earnings per share denominator	1,395	1,404	1,404
Issuable on conversion of options	–	28	24

Diluted earnings per share denominator	1,395	1,432	1,428

7. Remuneration of directors
The remuneration report on pages 16-21 includes details of directors' emoluments, pension arrangements, long-term incentive plans and stock option plans; those details form part of these financial statements.

8. Employee information The average number of employees during the year was as follows:

Customer segment	2002	2001	2000

Treasury Services	256	235	207
Investment Banking	176	162	135
Asset Management	712	345	292
Corporates & Media	868	1,245	904

Direct customer segment	2,012	1,987	1,538
Channels	6,515	6,907	6,351
Business Technology Group	4,243	3,792	3,707
Chief Information Office	652	806	762
Editorial	2,448	2,586	2,375
Business Support Services	343	203	143
Corporate/other	389	456	368

Reuters	16,602	16,737	15,244
Instinet	1,731	2,251	2,021

Total	18,333	18,988	17,265

By location
Europe, Middle East and Africa	8,920	9,283	8,790
The Americas	6,874	6,998	6,064
Asia/Pacific	2,539	2,707	2,411

	18,333	18,988	17,265

By function
Production and communications	9,658	9,809	9,274
Selling and marketing	5,146	5,282	4,844
Support services and administration	3,529	3,897	3,147

	18,333	18,988	17,265

The above include:
Development staff	2,109	2,440	2,460

The average number of employees during 2002 included 281 temporary staff (2001: 341).
– Page 43 – CONSOLIDATED CASH FLOW STATEMENT

Consolidated cash flow statement for the year ended 31 December

	Notes	2002 £m	2001 £m	2000 £m

Net cash inflow from operating activities	9	355	887	852
Dividends received from associates		2	2	2
Returns on investments and servicing of finance
Interest received		20	30	25
Interest paid		(58)	(40)	(35)
Income from fixed asset investments		1	3	3
Dividends paid to equity minority interests		(27)	–	–

Net cash outflow from returns on investments and servicing of finance		(64)	(7)	(7)
Taxation paid		(73)	(173)	(159)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(168)	(276)	(274)
Sale of tangible fixed assets		15	6	20
Purchase of fixed asset investments		(80)	(73)	(304)
Sale of fixed asset investments		22	68	80

Net cash outflow on capital expenditure and financial investment		(211)	(275)	(478)
Acquisitions and disposals (including joint ventures and associates)	10	(6)	(89)	(146)
Equity dividends paid		(139)	(227)	(205)

Cash (outflow)/inflow before management of liquid resources and financing		(136)	118	(141)
Management of liquid resources
Net decrease/(increase) in short-term investments	10	378	(448)	(2)
Financing
Proceeds from the issue of shares	26	2	16	28
Net (decrease)/increase in borrowings	10	(158)	350	126

Net cash (outflow)/inflow from financing		(156)	366	154

Increase in cash	11	86	36	11

	Notes	2002 £m	2001 £m	2000 £m

Reconciliation of net cash flow to movement in net debt
Increase in cash		86	36	11
Cash outflow/(inflow) from movement in borrowings	10	158	(350)	(126)
Cash (inflow)/outflow from movement in liquid resources	10	(378)	448	2

Change in net (debt)/funds resulting from cash flows		(134)	134	(113)
Net funds arising on acquisitions		1	15	12
Translation differences		(71)	23	26

Movement in net (debt)/funds		(204)	172	(75)
Opening net funds/(debt)	11	138	(34)	41

Closing net (debt)/funds	11	(66)	138	(34)

– Page 44 – Notes on the consolidated cash flow statement

9. Net cash inflow from operating activities Operating profit is reconciled to net cash inflow from operating activities as follows:
	2002 £m	2001 £m	2000 £m

Operating (loss)/profit	(144)	302	411
Depreciation	227	246	276
Amortisation and impairment of goodwill and other intangible assets	315	81	59
Decrease/(increase) in stocks	2	4	(3)
Decrease/(increase) in debtors	241	(6)	(414)
(Decrease)/increase in creditors	(314)	254	504
Loss on disposal of tangible fixed assets	1	11	10
Amounts written off interests in own shares	3	12	18
Other, principally translation differences	24	(17)	(9)

Net cash inflow from operating activities	355	887	852

10. Analysis of cash flows for headings netted in the cash flow statement
	2002 £m	2001 £m	2000 £m

Acquisitions and disposals (including joint ventures and associates)
Cash consideration:
Subsidiary undertakings (see note 31)	(41)	(373)	(130)
Joint ventures (see note 31)	(2)	(44)	(47)
Associated undertakings (see note 31)	–	(22)	(31)
Loans from/(to) joint ventures and associates	6	(9)	–
Deferred payments for acquisitions in prior years	(5)	(3)	(8)

	(42)	(451)	(216)
Less cash acquired	29	5	8

	(13)	(446)	(208)
Cash received from disposals (including deemed disposals):
Subsidiary undertakings	4	357	21
Associated undertakings	3	–	41

	(6)	(89)	(146)

Management of liquid resources
Increase in term deposits	(2,511)	(1,242)	(3,719)
Decrease in term deposits	2,595	1,176	3,842
Purchase of certificates of deposit	–	(31)	(108)
Sale of certificates of deposit	1	30	113
Purchase of listed/unlisted securities	(4,587)	(1,566)	(989)
Sale of listed/unlisted securities	4,880	1,185	859

	378	(448)	(2)

Financing
(Decrease)/increase in short-term borrowings	(173)	300	99
Increase in long-term borrowings	15	50	27

	(158)	350	126

– Page 45 – 11. Analysis of net funds
					Bank/other borrowings

	Cash at bank and in hand £m	Overdrafts £m	Total cash and overdrafts £m	Short-term investments £m	Falling due within one year £m	Falling due after more than one year £m	Total £m

31 December 2000	117	(99)	18	530	(294)	(288)	(34)
Cash flow	20	16	36	448	(300)	(50)	134
Exchange movements	1	(3)	(2)	26	(1)	–	23
Arising on acquisition	–	–	–	15	–	–	15

31 December 2001	138	(86)	52	1,019	(595)	(338)	138
Cash flow	23	63	86	(378)	173	(15)	(134)
Exchange movements	(3)	4	1	(71)	(1)	–	(71)
Arising on acquisition	–	–	–	–	1	–	1

31 December 2002	158	(19)	139	570	(422)	(353)	(66)

12. Derivatives and other financial instruments
A substantial portion of Reuters revenue is receivable in foreign currencies with terms of payment up to six months in advance. As such, Reuters is subject to currency exposure from committed revenue and additionally, to interest rate risk from borrowing and the investment of cash balances. Reuters seeks to limit these risks by entering into a mix of derivative financial instruments, which include forward contracts, options (including cylinders) and swaps. A more detailed discussion on Reuters Group treasury management can be found on pages 32-33.

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

Derivative instruments held at 31 December were:

			2002			2001			2000

	Gross contract amounts £m	Carrying value £m	Fair value £m	Gross contract amounts £m	Carrying value £m	Fair value £m	Gross contract amounts £m	Carrying value £m	Fair value £m

Currency management
Foreign exchange forward contracts:
Contracts in profit	96	–	7	110	–	13	187	1	11
Contracts in loss	154	–	(6)	143	–	(3)	116	–	(5)
Foreign currency options:
Contracts in profit	194	2	1	163	–	1	337	2	4
Contracts in loss	60	–	(1)	148	–	(2)	267	–	(11)

	504	2	1	564	–	9	907	3	(1)

Interest rate management
Interest rate and currency swaps	487	(5)	(4)	337	–	–	254	–	(2)
Foreign exchange swaps	77	3	3	–	–	–	–	–	–

	564	(2)	(1)	337	–	–	254	–	(2)

The following table provides an analysis by currency of foreign exchange forward contracts and options held for currency hedging purposes as at 31 December.

					2002		2001		2000

				Forwards %	Options %	Forwards %	Options %	Forwards %	Options %

Euro				54	100	22	90	16	53
Japanese yen				33	–	31	–	24	–
US dollar				–	–	23	10	42	47
Other				13	–	24	–	18	–

Total				100	100	100	100	100	100

Foreign exchange forward contracts and options mature at dates up to two years from the balance sheet date. Interest rate swaps commence and mature at various dates through to January 2006.

The fair values of foreign currency and interest rate management instruments are estimated on the basis of market quotes, discounted to current value using market-quoted interest rates.

The weighted average variable rate payable on the interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2002 was 4% (2001: 4%, 2000: 6%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

– Page 46 –

All derivative instruments are unsecured. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of 'A3/A–' or higher.

Tables containing information on hedging gains and losses are set out on page 33 .

Carrying and fair values of group financial assets and liabilities at 31 December were:

					2002		2001		2000

				Carrying value £m	Fair value £m	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Derivative instruments				–	–	–	9	3	(3)
Other financial assets:
Fixed asset investments				66	66	140	160	371	529
Long-term debtors				12	12	15	15	19	19
Short-term investments and cash				728	728	1,157	1,160	647	647
Other financial liabilities:
Short-term borrowings				(440)	(440)	(681)	(681)	(393)	(393)
Long-term borrowings				(352)	(353)	(338)	(338)	(288)	(286)
Other long-term financial liabilities				(88)	(88)	(29)	(29)	(13)	(13)

The fair value of fixed asset investments is the carrying value unless the investment has a readily determinable market value which is higher.

The fair value of listed short-term investments are based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.

The fair value of short-term borrowings approximated to the carrying value due to the short maturity of the investments.

The fair value of long-term liabilities takes into account the effect of interest rate swaps.

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

The estimated adverse changes in the fair value of financial instruments are based on an instantaneous:

i)	1% increase in the specific rate of interest from the levels effective at 31 December 2002 with all other variables remaining constant; and

ii)	10% weakening in the value of sterling against all other currencies from the levels applicable at 31 December 2002 with all other variables remaining constant.

	Fair value changes arising from

	Fair value £m	1% increase in interest rates (adverse) £m	10% weakening in £ against other currencies (adverse) £m

Currency swaps and interest rate	–	(4)	(25)
Foreign exchange:
Forward contracts	1	–	(25)
Currency options	–	–	(5)

	1	(4)	(55)

Monetary assets and liabilities by currency, after cross currency swaps, excluding the functional currency of each operation at 31 December 2002, were:
	Net foreign currency monetary assets/(liabilities)

	Sterling £m	US dollar £m	Euro £m	Swiss franc £m	Japanese yen £m	Hong Kong dollar £m	Other £m	Total £m

Functional currency of operation:
Sterling	–	(44)	(16)	(79)	6	(5)	(10)	(148)
US dollar	4	–	9	(1)	9	3	4	28

	4	(44)	(7)	(80)	15	(2)	(6)	(120)

Net currency gains and losses arising from monetary assets and liabilities not in the functional currency of an operation are recognised in its profit and loss account. Those arising from the translation of US dollar functional currency financial statements into sterling (principally Instinet) are recognised in the statement of total recognised gains and losses (STRGL).

– Page 47 – The currency and interest rate profile of the Group's financial assets at 31 December 2002 was:

	Cash and short-term investments				Fixed rate investments

	Total £m	Non-interest bearing £m	Floating rate investments £m	Fixed rate investments £m	Weighted average interest rate at 31 December %	Weighted average time for which rate is fixed years

Sterling	153	2	151	–	–	–
US dollar	586	65	515	6	2%	1
Other	67	11	51	5	–	–

31 December 2002	806	78	717	11	2%	1

31 December 2001	1,312	155	1,022	135	3%	2
31 December 2000	1,037	390	563	84	6%	2

Sterling and US dollar short-term floating rate investments include £135 million (2001: £301 million, 2000: £73 million) of money market deposits which mature within three months of the balance sheet date. Interest on floating rate investments is earned at rates based on local money market rates.

Fixed rate investments are those investments which have an interest rate fixed for a period of greater than one year.

The currency and interest rate profile of the Group's financial liabilities, after allowing for interest rate and cross currency swaps, at 31 December 2002 was:

					Borrowings

			Total £m	Other financial liabilities £m	Floating rate borrowings £m	Fixed rate borrowings £m

Sterling			783	36	781	–
US dollar			20	39	11	–
Euro			–	7	–	–
Other			3	6	2	–

31 December 2002			806	88	794	–

31 December 2001			1,029	29	1,019	–
31 December 2000			692	13	681	–

The floating rate borrowings comprise bank loans and overdrafts bearing interest at rates based on local money market rates, commercial paper and medium-term notes. The weighted average interest rate on bank borrowings at 31 December 2002 was 4% (2001: 4%, 2000: 6%).

Total financial liabilities are repayable as follows:
		2002		2001		2000

	Borrowings £m	Other financial liabilities £m	Borrowings £m	Other financial liabilities £m	Borrowings £m	Other financial liabilities £m

Within one year	441	35	681	16	393	1
Between one and two years	282	23	137	3	88	8
Between two and five years	71	30	201	10	200	4

	794	88	1,019	29	681	13

In December 2001, Reuters Group PLC entered into syndicated credit facilities for £500 million to support borrowings from commercial paper markets. The facility is at variable interest rates based on LIBOR, the London Interbank Offer Rate, is committed and may be drawn and redrawn up to one month prior to its maturity in December 2006. At 31 December 2002, the facility was undrawn.

In March 1998, Reuters established a Euro Commercial Paper Programme. This provides access to £1.5 billion of uncommitted short-term finance of which £1 billion was unused at 31 December 2002. In December 1998, Reuters established a £1 billion Euro Medium Term Note Programme of which £412 million was unused at 31 December 2002.

In addition, at 31 December 2002 the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £600 million, at money market rates varying principally between 0% and 5%, depending on the currency.

Reuters is in the process of replacing its £500 million bank facility with a new facility of £1.25 billion. The facility is being syndicated to a group of international banks. The facility is structured with £800 million of the facility available for drawing and redrawing until 2008. The remaining £450 million will be available until 2004, with the ability to extend the maturity in whole or part in certain circumstances.

– Page 48 – CONSOLIDATED BALANCE SHEET

Consolidated balance sheet at 31 December
	Notes	2002 £m	2001 £m	2000 £m

Fixed assets
Intangible assets	14	418	498	237
Tangible assets	15	601	691	632
Investments	16
Investments in joint ventures:
Share of gross assets		207	270	237
Share of gross liabilities		(110)	(118)	(79)
		97	152	158
Share of net assets of associates		266	329	353
Other investments		134	293	488

		1,516	1,963	1,868

Current assets
Stocks	17	1	3	7
Debtors:
Amounts falling due within one year	18	1,120	1,302	1,289
Amounts falling due after more than one year	18	159	113	59
Short-term investments	19	570	1,019	530
Cash at bank and in hand		158	138	117

		2,008	2,575	2,002
Creditors: Amounts falling due within one year	20	(2,198)	(2,709)	(2,295)

Net current liabilities		(190)	(134)	(293)

Total assets less current liabilities		1,326	1,829	1,575
Creditors: Amounts falling due after more than one year	21	(354)	(344)	(310)
Provisions for liabilities and charges:
Pensions and similar obligations	23	(59)	(58)	(50)
Deferred taxation	24	(27)	(30)	(28)
Other provisions	25	(159)	(124)	(34)

Net assets		727	1,273	1,153

Capital and reserves	26
Called-up share capital		358	358	357
Share premium account		91	89	71
Other reserve		(1,717)	(1,717)	(1,717)
Capital redemption reserve		1	1	1
Profit and loss account reserve		1,763	2,378	2,441

Shareholders' equity		496	1,109	1,153
Equity minority interests		231	164	–

Capital employed		727	1,273	1,153

The balance sheet of Reuters Group PLC is shown on page 62.

The financial statements on pages 36-64 and the summary of differences between UK and US generally accepted accounting principles on pages 65-70 were approved by the directors on 24 February 2003.

Tom Glocer, Chief Executive	David Grigson, Finance Director

– Page 49 – Reconciliation of movements in shareholders' funds for the year ended 31 December
	2002 £m	2001 £m	2000 £m

(Loss)/retained profit	(543)	(94)	297
Unrealised gain on deemed partial disposal of subsidiary	1	11	–
Unrealised gains on formation of joint ventures and associates	–	–	73
Unrealised gain on deemed partial disposal of associate	12	–	39
Unrealised gains on disposals of fixed asset investments	10	–	13
Translation differences taken directly to reserves	(95)	23	40
Shares issued during the year	2	16	28

Net movement in shareholders' equity	(613)	(44)	490
Opening shareholders' equity	1,109	1,153	663

Closing shareholders' equity	496	1,109	1,153

– Page 50 – Notes on the consolidated balance sheet

13. Segmental analysis
The tables below show total assets and non-interest bearing net assets by customer segment and by location on a basis consistent with the segmental analysis of profit in note 1. For the reasons discussed in that note, the assets in any location are not matched with the revenue earned in that location.

	Total assets			Non-interest bearing net assets

By customer segment	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Treasury Services	227	224	233	141	171	74
Investment Banking	131	162	164	49	67	58
Asset Management	160	175	204	55	74	88
Corporates & Media	170	224	259	75	109	123

Total customer segment	688	785	860	320	421	343
Channels	439	517	473	249	299	275
Business Technology Group	417	506	406	210	298	232
Editorial	25	32	20	(45)	(40)	(55)
Chief Information Office	16	19	15	(3)	(5)	(9)
Business Support Service	1	1	–	(9)	(7)	(4)
Central	594	714	576	(8)	48	171
Instinet	1,344	1,964	1,520	79	121	234

Total assets/non-interest bearing net assets	3,524	4,538	3,870	793	1,135	1,187
Interest bearing net assets				(66)	138	(34)

Total net assets				727	1,273	1,153

	Total assets			Non-interest bearing net assets

By location	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Europe, Middle East and Africa	1,381	1,803	1,502	633	652	651
The Americas	1,660	2,093	1,644	253	523	671
Asia/Pacific	192	241	258	40	64	74
Central	291	401	466	(133)	(104)	(209)

Total assets/non-interest bearing net assets	3,524	4,538	3,870	793	1,135	1,187

Fixed assets	1,516	1,963	1,868
Current assets	2,008	2,575	2,002

	3,524	4,538	3,870

Central total assets by customer segment consist principally of Reuters cash and short-term investments plus interests in own shares and other fixed asset investments. Central total assets by location consist principally of those assets held by head office operations together with unamortised goodwill and other intangibles.

14. Intangible assets
	Goodwill £m	Trade names £m	Technology know-how £m	Total £m

Cost
31 December 2001	846	33	92	971
Additions	208	3	37	248
Disposals	(17)	–	(2)	(19)

31 December 2002	1,037	36	127	1,200

Amortisation and impairment
31 December 2001	(467)	(1)	(5)	(473)
Disposals	5	–	1	6
Charged in the year:
– amortisation	(88)	(4)	(15)	(107)
– impairment	(208)	–	–	(208)

31 December 2002	(758)	(5)	(19)	(782)

Net book amount
31 December 2002	279	31	108	418

31 December 2001	379	32	87	498

A decrease in the Instinet share price in the third quarter of 2002 triggered the need to perform an impairment test on the carrying value of goodwill associated with Instinet. As a consequence total unamortised goodwill of £208 million relating to Instinet has been written off.

– Page 51 – 15. Tangible assets
	Freehold property £m	Leasehold property £m	Computer systems equipment £m	Office equipment and motor vehicles £m	Total £m

Cost
31 December 2001	223	241	1,581	320	2,365
Translation differences	–	(9)	(25)	(5)	(39)
Additions	5	40	82	27	154
Acquisitions	–	5	1	4	10
Disposals	–	(26)	(189)	(30)	(245)

31 December 2002	228	251	1,450	316	2,245

Depreciation
31 December 2001	(71)	(111)	(1,263)	(229)	(1,674)
Translation differences	–	4	19	4	27
Charged in the year	(4)	(28)	(149)	(46)	(227)
Disposals	–	22	183	25	230

31 December 2002	(75)	(113)	(1,210)	(246)	(1,644)

Net book amount
31 December 2002	153	138	240	70	601

31 December 2001	152	130	318	91	691

Net book amount of leasehold property			2002 £m	2001 £m	2000 £m

Long-term leaseholds			38	38	19
Short-term leaseholds			100	92	71

			138	130	90

Contracted capital commitments			11	9	18

16. Investments
	Interests in own shares £m	Interests in joint ventures £m	Interests in associates £m	Other investments £m	Total £m

Net assets/cost
31 December 2001	153	146	313	140	752
Translation differences	–	(11)	(33)	(1)	(45)
Additions	65	2	12	29	108
Arising in year – share of:
Operating losses	–	(32)	(31)	–	(63)
Interest receivable	–	2	7	–	9
Taxation	–	(1)	(5)	–	(6)
Dividends received	–	–	(2)	–	(2)
Loans from joint ventures	–	(6)	–	–	(6)
Impairments	(147)	(6)	–	(75)	(228)
Amounts written off	(3)	–	–	–	(3)
Disposals	–	–	(3)	(27)	(30)

31 December 2002	68	94	258	66	486

Goodwill
31 December 2001	–	6	16	–	22
Charged in the year	–	(3)	(8)	–	(11)

31 December 2002	–	3	8	–	11

Net book amount
31 December 2002
Net assets/cost	68	94	258	66	486
Goodwill	–	3	8	–	11

	68	97	266	66	497

31 December 2001
Net assets/cost	153	146	313	140	752
Goodwill	–	6	16	–	22

	153	152	329	140	774

Listed investments at 31 December 2002
Carrying value	68	–	234	7	309
Market value	70	–	459	8	537

– Page 52 –

The net book amount of interests in own shares represents the cost less amounts written off and impairments in respect of 39 million Reuters ordinary shares held by employee share ownership trusts (ESOTs). These were acquired on the open market using funds provided by Reuters. The write-off reflects employee interests under incentive plans which are charged against profit over the vesting period of the awards (see page 14). The impairment charge reflects a write-down in the carrying value to market value of 32 million shares not allocated to incentive plans to their market value at 31 December 2002. The ESOTs have waived dividend and voting rights on all shares they hold. The aggregate dividend waived on these shares in 2002 was £4 million (2001: £3 million, 2000: £4 million).

Impairments have been recognised in respect of certain joint ventures, where carrying values have been restated to expected net realisable values.

Included within Reuters share of operating losses of associates is £16 million representing Reuters share of restructuring charges incurred by TSI during 2002.

Other investments consist principally of small equity investments and stock exchange seats.

Impairment write-downs have also been made in respect of certain other fixed asset investments; carrying values have been revised to directors' valuations where the diminution in value is expected to be either permanent or reflects expected resale values.

Had all listed investments been disposed of on 31 December 2002, tax of approximately £3 million would have been payable on the assumption that none of the earnings would be repatriated. The market value excludes 5.7 million TSI shares held by Reuters, which are subject to options held by Reuters employees who worked at TIBCO Finance Technology Inc., a former Reuters subsidiary which was incorporated into other Reuters businesses in 2001.

17. Stocks
	2002 £m	2001 £m	2000 £m

Contract work in progress	2	5	7
Less progress payments	(2)	(3)	(2)

	–	2	5
Equipment stocks	1	1	2

	1	3	7

18. Debtors
Amounts falling due within one year	2002 £m	2001 £m	2000 £m

Trade debtors	249	299	288
Less allowance for doubtful accounts	(52)	(47)	(31)

	197	252	257
Instinet counterparty debtors	514	621	662
Amounts owed by joint ventures and associates	81	104	62
Other debtors	149	160	134
Prepayments and accrued income	66	79	83
Deferred taxation (see note 24)	113	86	91

	1,120	1,302	1,289

Amounts falling due after more than one year
Other debtors	12	15	19
Deferred taxation (see note 24)	147	98	40

	159	113	59

19. Short-term investments
		2002 £m	2001 £m	2000 £m

Listed
Government securities:	UK	23	–	–
	Overseas	29	55	127
Other deposits	Overseas	329	342	48

		381	397	175

Unlisted
Certificates of deposit	UK	2	1	2
Term deposits:	UK	47	70	67
	Overseas	29	74	8
Other deposits:	UK	4	61	9
	Overseas	107	416	269

		189	622	355

		570	1,019	530

– Page 53 – 20. Creditors: Amounts falling due within one year
	2002 £m	2001 £m	2000 £m

Trade creditors	103	142	143
Accruals	519	556	505
Instinet counterparty creditors	545	709	570
Deferred income	57	68	78
Amounts owed to joint ventures and associates	86	118	76
Other creditors	37	66	58
Other taxation and social security	65	49	54

	1,412	1,708	1,484
Bank overdrafts	19	86	99
Bank loans	11	7	25
Other borrowings	411	588	269
Current UK corporation and overseas taxation	259	234	245
Proposed dividend	86	86	173

	2,198	2,709	2,295

Current UK corporation and overseas taxation comprises:
UK corporation tax	125	102	72
Overseas taxes	134	132	173

	259	234	245

21. Creditors: Amounts falling due after more than one year
	2002 £m	2001 £m	2000 £m

Term notes and commercial paper	353	337	287
Bank borrowings	–	1	1
Accruals	–	2	15
Amounts owed to joint ventures	1	4	7

	354	344	310

The maturity profile of all bank overdrafts, bank loans and other borrowings is given in note 12.

22. Concentration of credit risk
Reuters Group is exposed to concentrations of credit risk. Reuters Group invests in UK and US government securities and with high credit quality financial institutions. Reuters Group limits the amount of credit exposure to any one financial institution. The Group is also exposed to credit risk from its trade debtors, which are concentrated in the financial community. Reuters Group estimates that approximately 68% of its subscribers are financial institutions, 19% are corporations in other sectors of the business community, 6% are from the news media and 7% are government institutions and individuals worldwide (2001: 63%, 23%, 6% and 8% respectively).

Instinet is exposed to the possibility of trades between its counterparties failing to settle. Due to the settlement mechanisms employed, the maximum exposure is generally limited to the market movement between the trade date and the settlement date. There are no material unprovided off-balance sheet exposures or positions in respect of trades undertaken on or prior to 31 December 2002.

23. Pensions and similar obligations
Reuters Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.

Defined contribution plans
Reuters Group operates 31 defined contribution plans covering approximately 67% of its employees, of which the largest plan, the Reuters Pension Fund, covers approximately 13% of employees. Members of this plan contribute 6% of basic salaries and Reuters is required to make an annual contribution of 9.525% of members' basic salaries regardless of the funding status of the plan. Reuters does not have the ability to recover assets held by the plan, nor can it be required to make additional payments to the plan over and above the annual contributions referred to above. Custodial responsibility for the assets of the plan rests with two substantial and independent UK investment managers.

Defined benefit plans
The Group also operates 33 defined benefit plans covering approximately 15% of employees. Individually, these plans are of a relatively minor nature. They are subject to regular valuations based on the accepted actuarial practice and standards within the country in which the plan is established. The largest plans are directly invested and others are invested in insurance contracts. The remainder are internally funded in accordance with local practice with provisions in the subsidiary undertakings to recognise the pension obligations.

Where necessary, additional provisions have been established for the Group's plans in accordance with UK Statement of Standard Accounting Practice 24 based on independent actuarial advice.

– Page 54 –

 Post-retirement medical benefits
In the US, the Group provides unfunded post-retirement medical benefits to certain US employees. The principal assumptions used in the most recent actuarial valuation undertaken during 2002 were that the growth in healthcare costs would decrease from 11% per annum per head in 2002 to 6% by 2007 and remain at 5% thereafter.

The movement on pension provisions and similar obligations was as follows:

						2002 £m	2001 £m	2000 £m

Opening balance						58	50	39
Profit and loss account (see note 2):
Defined contribution plans						47	40	38
Defined benefit plans						18	18	15
Post-retirement medical benefits						–	5	3

						65	63	56
Utilised in the year						(64)	(55)	(45)

Closing balance						59	58	50

FRS 17: 2nd year transitional disclosures
Composition of the schemes
Full actuarial valuations were carried out as at various dates between 31 December 1999 and 31 December 2002 and where necessary updated to 31 December 2002 by independent qualified actuaries in accordance with FRS 17. The major assumptions used by the actuary at 31 December 2002 were:

			UK plans		Overseas plans		Post- retirement medical benefits

			2002%	2001%	2002%	2001%	2002%	2001%

Discount rate			5.50%	5.75%	4.10%	4.99%	6.75%	7.25%
Inflation assumption			2.25%	2.50%	1.52%	1.79%	2.00%	2.00%
Rate of increase in salaries			4.00%	4.25%	3.06%	3.42%	–	–
Rate of increase in pensions in payment			2.25%	2.50%	1.69%	1.72%	–	–

The assets in the scheme and expected return on assets were:

Expected rate of return on assets
Equities			8.25%	8.25%	7.60%	7.53%
Bonds			5.00%	5.75%	3.86%	4.16%
Property			6.60%	7.00%
Cash			3.50%	3.50%	2.65%	2.65%
Other			–	–	5.25%	6.00%

Market value
Equities			19	21	50	59	–	–
Bonds			7	6	40	41	–	–
Property			1	–	–	–	–	–
Cash			6	9	3	4	–	–
Other			–	–	4	4	–	–

The following amounts at 31 December were measured in accordance with the requirements of FRS 17.
	UK plans		Overseas plans		Post- retirement medical benefits		Total

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Total market value of assets	33	36	97	108	–	–	130	144
Present value of scheme liabilities	(63)	(56)	(132)	(100)	(6)	(31)	(201)	(187)

(Deficit)/surplus in the scheme	(30)	(20)	(35)	8	(6)	(31)	(71)	(43)
Related deferred tax asset	9	6	10	–	2	12	21	18

Net pension (liability)/asset	(21)	(14)	(25)	8	(4)	(19)	(50)	(25)

Made up of:
Net pension asset	–	–	–	13	–	–	–	13
Net pension liability	(21)	(14)	(25)	(5)	(4)	(19)	(50)	(38)

The assets and liabilities reported under UK plans cover a small UK scheme with 178 members together with unfunded early retirement and retirement benefit schemes, the liabilities of which are covered through book reserves. The figures do not include Reuters principal UK plan, Reuters Pension Fund, as this is a defined contribution plan and its assets and liabilities are not required to be disclosed under FRS 17.

– Page 55 – If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December would be as follows:
							2002 £m	2001 £m

Net assets per consolidated balance sheet							727	1,273
Add: Net pension liability already recognised in net assets							24	24

Net assets before impact of FRS 17							751	1,297
Net pension liability under FRS 17							(50)	(25)

Net assets after impact of FRS 17							701	1,272

Consolidated profit and loss account reserve							1,773	2,378
Add: Net pension liability already recognised in profit and loss account reserve							24	24

Profit and loss account reserve before impact of FRS 17							1,797	2,402
Net pension liability under FRS 17							(50)	(25)

Profit and loss account reserve after impact of FRS 17							1,747	2,377

The following amounts would have been recognised in the performance statements in the year to 31 December 2002 under the requirements of FRS 17:
					UK plans £m	Overseas plans £m	Post- retirement medical benefits £m	Total £m

Analysis of amount charged to operating profit
Current service cost					2	9	2	13
Past service cost					–	–	(29)	(29)
Curtailments/settlements					5	(1)	–	4

Total operating charge					7	8	(27)	(12)

Analysis of amount credited to other finance income
Expected return on pension scheme assets					2	7	–	9
Interest on pension scheme liabilities					(3)	(5)	(1)	(9)

Net return					(1)	2	(1)	–

Analysis of amount recognised in STRGL
Actual return less expected return on pension scheme assets					(9)	(17)	–	(26)
Experience gains and losses arising on the scheme liabilities					–	(9)	(3)	(12)
Changes in assumptions underlying the present value of the scheme liabilities					–	(20)	–	(20)

Actuarial loss recognised in the STRGL					(9)	(46)	(3)	(58)

Movement in (deficit)/surplus during the year
(Deficit)/surplus in the scheme at beginning of the year					(20)	8	(31)	(43)
Movement in year:
Current service cost					(2)	(9)	(2)	(13)
Employer contributions					7	10	–	17
Curtailments/settlements					(5)	1	–	(4)
Past service costs					–	–	29	29
Other finance income					(1)	2	(1)	–
Actuarial loss recognised in STRGL					(9)	(46)	(3)	(58)
Effect of currency translation					–	(1)	2	1

Deficit in scheme at end of year					(30)	(35)	(6)	(71)

History of experience gains and losses

Difference between the expected and actual return on scheme assets:
Amount (£m)					(9)	(17)	–	(26)
Percentage of scheme assets at year-end					(27.8%)	(17.9%)	–	(20.4%)

Experience gains and losses of scheme liabilities:
Amount (£m)					–	(9)	(3)	(12)
Percentage of the present value of the scheme liabilities at year-end					–	(5.4%)	(46.3%)	(5.7%)

Total amount recognised in STRGL:
Amount (£m)					(9)	(47)	(1)	(57)
Percentage of the present value of the scheme liabilities at year-end					(14.8%)	(35.1%)	(27.9%)	(28.3%)

Contributions to funded plans in 2003 are expected to remain at similar levels to 2002.

– Page 56 – 24. Deferred taxation liabilities/(assets)
		2002 £m	2001 £m	2000 £m

Opening balance:
As previously reported		(154)	(103)	(51)
Prior year adjustment		–	–	(51)

Restated		(154)	(103)	(102)
Balance sheet reclassification		–	(1)	–
Profit and loss account		(79)	(50)	(1)

Closing balance		(233)	(154)	(103)

The closing balance is analysed below:

Timing differences:
Fixed asset related		(39)	(40)	(35)
Tax losses		(55)	(32)	–
Other		(139)	(82)	(68)

		(233)	(154)	(103)

Reuters has provided for all potential deferred tax liabilities in respect of timing differences and has provided for deferred UK income and foreign withholding taxes that will be triggered by the expected future remittance of dividends by overseas subsidiary undertakings. Reuters has not provided for deferred UK income and foreign withholding taxes relating to unremitted earnings where remittance of these earnings has not been accrued or where no binding agreement to distribute exists. Reuters estimates that these unrecognised taxes would total approximately £684 million at 31 December 2002 assuming repatriation at that date.

The prior year adjustment related to the adoption of FRS 19 in 2001.

Total timing differences at 31 December 2002	Assets £m	Valuation allowance £m	Liabilities £m	Net £m

Fixed asset related	(57)	–	18	(39)
Tax losses	(99)	44	–	(55)
Other	(139)	–	–	(139)

	(295)	44	18	(233)

The valuation allowance of £44 million is in respect of losses not recognised where it is uncertain that taxable income will arise. It has increased by £12 million during 2002.

Other timing differences include reorganisation costs, accrued employee costs (including pension costs) and other provisions.

Where appropriate deferred tax assets and liabilities are shown net for balance sheet presentation purposes. The net deferred tax balance has been analysed as:

		2002 £m	2001 £m	2000 £m

Deferred tax asset (included in debtors – see note 18)		(260)	(184)	(131)
Deferred tax liability (included in provisions for liabilities and charges)		27	30	28

25. Other provisions The movement in other provisions during 2002 was as follows:
	Rationalisation £m	Legal/ compliance £m	Other property £m	Other £m	Total £m

31 December 2001	115	2	3	4	124
Charged against profit	215	1	13	4	233
Utilised in the year	(184)	–	(7)	(2)	(193)
Released	(2)	(2)	(1)	–	(5)

31 December 2002	144	1	8	6	159

At the end of 2001 the rationalisation provision included costs relating to the incomplete business transformation programme. During 2002 further restructuring programmes were announced which included headcount reduction and property rationalisation. The obligations associated with these programmes are included in the rationalisation provision at the end of 2002, which will be utilised during 2003. The legal/compliance provision represents the expected cost of settling disputes arising from contractual arrangements with third-party suppliers.

Other property provisions reflect Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements outside the rationalisation programmes.

– Page 57 – 26. Capital and reserves
	Called-up share capital £m	Capital redemption reserve £m	Share premium account £m	Other reserve £m	Profit and loss account reserve £m	Share- holders' equity £m

31 December 1999	355	1	42	(1,717)	1,982	663
Shares issued during the year	2	–	29	–	(3)	28
Unrealised gain on formation of joint ventures and associates	–	–	–	–	73	73
Unrealised gain on deemed disposal of associate	–	–	–	–	39	39
Unrealised gain on disposal of fixed asset investments	–	–	–	–	13	13
Translation differences	–	–	–	–	40	40
Retained earnings for the year	–	–	–	–	297	297

31 December 2000	357	1	71	(1,717)	2,441	1,153
Shares issued during the year	1	–	18	–	(3)	16
Unrealised gain on deemed partial disposal of subsidiary	–	–	–	–	11	11
Translation differences	–	–	–	–	23	23
Loss for the year	–	–	–	–	(94)	(94)

31 December 2001	358	1	89	(1,717)	2,378	1,109
Shares issued during the year	–	–	2	–	–	2
Unrealised gain on disposal of fixed asset investment	–	–	–	–	10	10
Unrealised gain on deemed partial disposal of subsidiary	–	–	–	–	1	1
Unrealised gain on deemed partial disposal of associate	–	–	–	–	12	12
Translation differences	–	–	–	–	(95)	(95)
Loss for the year	–	–	–	–	(543)	(543)

31 December 2002	358	1	91	(1,717)	1,763	496

During 2002, £2 million was received by Reuters Group PLC on the issue of shares in respect of the exercise of options awarded under various share option plans.

Cumulative translation losses at 31 December 2002 totalled £50 million (2001: cumulative gains £45 million, 2000: cumulative gains £22 million).

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

27. Share capital
	2002 £m	2001 £m	2000 £m

Authorised
One Founders Share of £1	–	–	–
2,100 million ordinary shares of 25 pence each	525	525	525

	525	525	525

Allotted, called-up and fully paid
One Founders Share of £1	–	–	–
Ordinary shares of 25 pence each	358	358	357

	358	358	357

Number of ordinary shares of 25 pence each (millions)	1,432.5	1,432.1	1,429.1

Shares allotted during the year in millions	2002	2001	2000

Shares in Reuters Group PLC issued for cash under employee share schemes at prices ranging from 478 pence to 992 pence per share	0.4	3.0	6.4

The rights attaching to the Founders Share are set out on pages 75-76 .

– Page 58 –

28. Employee share option plans
Reuters Group PLC operates share plans for the benefit of employees as explained in the remuneration report. Since the flotation of Reuters Holdings PLC in 1984, 104 million shares have been issued under these plans.

Activity relating to share options to subscribe for new shares for the two years ended 31 December 2002 was as follows:

	Save-as- you-earn plans	Discretionary employee and executive plans	Plan 2000	Total	Weighted average exercise price £

Ordinary shares under option in millions (including ADSs):
31 December 1999	14.6	0.8	22.2	37.6	5.51
Granted	2.6	–	–	2.6	10.19
Exercised	(5.0)	(0.4)	(1.0)	(6.4)	4.43
Expired, cancelled or lapsed	(1.0)	–	(0.3)	(1.3)	5.77

31 December 2000	11.2	0.4	20.9	32.5	5.99
Granted	2.3	7.4	–	9.7	8.56
Exercised	(2.0)	(0.1)	(0.9)	(3.0)	5.10
Expired, cancelled or lapsed	(1.1)	–	–	(1.1)	7.98

31 December 2001	10.4	7.7	20.0	38.1	6.55
Granted	7.2	31.8	–	39.0	4.04
Exercised	(0.2)	–	(0.2)	(0.4)	5.39
Expired, cancelled or lapsed	(6.7)	(0.9)	(3.1)	(10.7)	6.76

31 December 2002	10.7	38.6	16.7	66.0	5.10

Number of participants at 31 December 2002	7,007	6,575	8,343

The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2002.
Range of exercise prices	Total shares under option (million)	Weighted average period remaining to full vesting (months)	Weighted average exercise price	Options exercisable at 31 December 2002 (million)	Exercisable weighted average exercise price

Ordinary shares (£)
2.01 – 5.00	25.8	27	£3.15	0.2	£4.55
5.01 – 7.00	28.4	8	£5.59	17.2	£5.58
7.01 – 9.00	9.1	12	£8.55	3.2	£8.49
9.01 – 11.00	1.2	13	£9.82	0.1	£9.69
ADSs (US$)
10.01 – 40.00	0.7	37	$38.17	–	–
40.01 – 70.00	0.4	4	$56.53	–	–
70.01 – 100.00	0.3	10	$84.47	–	–
100.01 – 130.00	0.1	14	$119.50	–	–

	66.0			20.7

In August 1990 and January 1994, Reuters established employee share ownership trusts with the power to acquire shares in the open market. The trustee of both trusts is an offshore independent professional trustee. Shares purchased by the trusts, which are included within fixed asset investments on the consolidated balance sheet, will be used either to meet obligations under the company's restricted share plans described in the remuneration report on pages 14-15 or to satisfy the exercise of options granted, or to be granted, under other employee share option plans. Alternatively, new shares may be issued to satisfy these option obligations.

– Page 59 –

29. Related party transactions
During the year, Reuters Group carried out a number of transactions with related parties in the normal course of business and on an arm's length basis. Details of these transactions are shown below:

	31 December 2001 £m	Amounts invoiced £m	Amounts (collected)/ paid £m	31 December 2002 £m

Amounts receivable
Radianz	77	126	(133)	70
Factiva	25	61	(77)	9
Other	2	38	(38)	2

	104	225	(248)	81

Amounts payable
Radianz	(79)	(284)	290	(73)
Factiva	(21)	(19)	32	(8)
Other	(6)	(11)	12	(5)

	(106)	(314)	334	(86)

The above amounts relate to the rendering or receiving of services between both parties, including agency arrangements and licence agreements. The other amounts principally comprise transactions with TSI.

In addition to the above amounts Reuters has a promissory note payable to Factiva with a balance of £4 million outstanding at the year-end (2001: £7 million) and £3 million (2001: £9 million) of cash held on deposit for the Capco joint venture which is repayable on demand.

Reuters also holds a convertible loan note due from ICor of £4 million (2001: nil) and an interest bearing loan repayable to Factiva of £7 million (2001: £4 million loan from Factiva).

30. Operating leases and other financial commitments Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:
				2002 £m	2001 £m	2000 £m

Year ended 31 December
2001				–	–	97
2002				–	102	82
2003				91	90	70
2004				81	77	59
2005				68	64	47
2006				62	57	40
2007				57	50	36
Thereafter				376	335	249

Total minimum lease payments				735	775	680

At 31 December the Group had commitments to make payments during the following year under non-cancellable operating leases as follows:
	Land and buildings			Other

	2002 £m	2001 £m	2000 £m	2002 £m	2001 £m	2000 £m

Operating leases which expire:
Within one year	11	11	13	2	4	1
In the second to fifth years	37	48	52	4	5	8
Over five years	50	49	37	–	–	–

Other financial commitments
At 31 December 2002, Reuters had a minimum commitment of £152 million (2001: £252 million) under a service level agreement with Savvis for the provision of a network delivery mechanism for the Bridge assets acquired during 2001.

– Page 60 –

31. Acquisitions and disposals
Acquisitions
In September 2002, Instinet acquired 100% of Island Holdings Company, Inc. During 2002, Reuters made a number of smaller acquisitions, including 100% of AVT Technologies Limited, Easetech Financial Systems L.L.C., and Capital Access International LLC.

			Island			Others

	Book value £m	Fair value adjustments £m	Total Island £m	Book value £m	Fair value adjustments £m	Total others £m	Total subsidiaries £m	Total joint ventures and associates £m	Total £m

Fixed assets:
Intangible	–	37	37	–	3	3	40	–	40
Tangible	9	–	9	1	–	1	10	–	10
Fixed asset investments	–	–	–	–	–	–	–	2	2
Current assets:
Cash	23	–	23	6	–	6	29	–	29
Other	25	–	25	2	2	4	29	–	29
Current liabilities	(18)	–	(18)	(6)	(6)	(12)	(30)	–	(30)

	39	37	76	3	(1)	2	78	2	80
Cash consideration:
Paid			(5)			(36)	(41)	(2)	(43)
Deferred			(2)			(13)	(15)	–	(15)
Contingent			–			(21)	(21)	–	(21)
Equity consideration			(207)			(2)	(209)	–	(209)

Total consideration			(214)			(72)	(286)	(2)	(288)

Goodwill			138			70	208	–	208

The fair value adjustments in respect of intangible fixed assets are due to the recognition of £40 million relating to trade names and technology know-how, which have been independently valued. The fair value adjustments in respect of current assets and liabilities relate to valuation adjustments and are provisional, based on management's best estimates. The fair value adjustments relating to 2002 acquisitions will be finalised in the 2003 financial statements. Of the fair value adjustments above £7 million relates to finalisation of the Bridge fair value exercise following the acquisition in 2001. There were no fair value adjustments in respect of joint ventures and associates.

The total deferred consideration will be paid during 2003 in cash. This amount has been deferred under the terms of the acquisition agreements. The contingent consideration is dependent on a number of performance criteria which are required to be met in the years subsequent to acquisition. The above figures are provisional and reflect management's best estimate of the final amount payable.

Included within the Group profit and loss account are revenues of £33 million and operating losses including amortisation of £5 million in respect of the Island post-acquisition results. The other acquisitions did not have a material impact on the Group's results.

Deemed disposals
The acquisition of Island gave rise to a deemed partial disposal of Reuters interest in Instinet.

							Instinet £m	TSI £m	Total £m

Decrease in net assets							(165)	(5)	(170)
Consideration							147	17	164

(Loss)/gain							(18)	12	(6)

The loss arising on the deemed partial disposal of Instinet of £18 million is due to the £19 million loss recorded on the acquisition of Island, offset by a £1 million unrealised gain on the acquisition of ProTrader. The unrealised gain on the deemed partial disposal of TSI was due to TSI's acquisition of the Talarian Corporation.

Reuters disposed of a part of 100% owned subsidiary, Diagram. Reuters also sold its 20% stake in associate London News Radio. These disposals resulted in a net loss of £6 million.

In March 2002 Reuters Group disposed of its fixed asset investment in Archipelago in exchange for an investment in REDIBook. This resulted in an unrealised gain of £10 million.

Reconciliation of gains/(losses)

								Realised £m	Unrealised £m

On deemed disposals								(19)	13
On disposal of subsidiary undertaking								(10)	–
On disposal of associates and joint ventures								3	–
On disposal of fixed asset investments								(2)	10

Recorded in the profit and loss account								(28)

Recorded in the STRGL									23

Of the £28 million realised loss, £2 million is attributable to equity minority interests.

– Page 61 –

32. Subsidiary and associated undertakings and joint ventures
The principal subsidiary and associated undertakings and joint ventures at 31 December 2002, all of which are included in the consolidated financial statements, are shown below. The shares in Reuters Investments Limited and Reuters Investments (2002) Limited are held by Reuters Group PLC. The shares in the other companies are held by Reuters Investments Limited, Reuters Investments (2002) Limited or their wholly-owned subsidiaries.

Subsidiary undertakings

	Country of incorporation	Principal area of operation	Percentage of equity shares held

Bridge Trading Company	USA	USA	100
Instinet Group Incorporated	USA	USA	63
Reuters AG	Germany	Germany	100
Reuters America Inc.	USA	USA	100
Reuters Australia Pty Limited	Australia	Australia	100
Reuters Eastern Europe Limited	UK	Russia	100
Reuters España SA	Spain	Spain	100
Reuters Hong Kong Limited	Cook Islands	Hong Kong	100
Reuters Investments Limited*	UK	UK	100
Reuters Investments (2002) Limited*	UK	UK	100
Reuters Italia SpA	Italy	Italy	100
Reuters Japan Kabushiki Kaisha	Japan	Japan	100
Reuters Limited	UK	Worldwide	100
Reuters Middle East Limited	Cook Islands	Middle East	100
Reuters Nederland BV*	Netherlands	Netherlands	100
Reuters SA	Switzerland	Continental Europe	100
Reuters Services SARL	France	France	100
Reuters Singapore Pte Limited	Singapore	Singapore	100
Reuters Transaction Services Limited	UK	Worldwide	100
Reuters Information Systems (Canada) Limited	Canada	Canada	100

The financial years for the above subsidiary undertakings end on 31 December. *Investment companies. Associated undertakings and joint ventures
	Country of incorporation	Principal area of operation	Percentage of equity shares held

TIBCO Software Inc.	USA	Worldwide	50
Factiva LLC (joint venture)	USA	Worldwide	50
Radianz Ltd. (joint venture)	UK	Worldwide	51

On a diluted basis, after deducting shares under option, Reuters interest in the equity of TIBCO Software Inc., was reduced to 39%.

33. Post balance sheet events
On 18 February 2003, Reuters announced it was accelerating its transformation strategy to become a more competitive and focused information company. The three-year action plan, Fast Forward, costing an estimated £340 million, is intended to strengthen Reuters core information business. It is intended to address the impact of structural changes in the financial services industry including reduced headcount, massive growth in market data volumes, consolidation and increasing regulation.

On 18 February 2003, Reuters announced that it had entered into a definitive agreement to acquire financial information provider Multex.com Inc. for US$7.35 (£4.56) per share in cash. The total cost of the acquisition is expected to be approximately US$195 million (£121 million).

– Page 62 – BALANCE SHEET OF REUTERS GROUP PLC

Balance sheet of Reuters Group PLC at 31 December
		Notes	2002 £m	2001 £m	2000 £m

Fixed asset investments		34	2,672	8,681	8,679
Amounts owed by group undertakings			634	1,002	795
Other borrowings			(763)	(941)	(558)
Proposed dividends			(86)	(86)	(173)

Net assets			2,457	8,656	8,743

Capital and reserves		35
Called-up share capital			358	358	357
Capital redemption reserve			1	1	1
Share premium account			91	89	71
Merger reserve			–	6,788	6,788
Other reserves			699	–	–
Profit and loss account reserve			1,308	1,420	1,526

Capital employed			2,457	8,656	8,743

Profit attributable to ordinary shareholders			27	34	294
This balance sheet was approved by the directors on 24 February 2003.

Tom Glocer Chief Executive	David Grigson Finance Director

Advantage has been taken of the provisions of Section 230(3) of the Companies Act 1985 not to present a separate profit and loss account for Reuters Group PLC.

Notes on the balance sheet of Reuters Group PLC

34. Fixed asset investments Fixed asset investments comprise the shareholdings of Reuters Group PLC in Reuters Investments Limited and Reuters Investments (2002) Limited.

35. Capital and reserves

	Called up share capital £m	Capital redemption reserve £m	Share premium account £m	Merger reserve £m	Other reserves £m	Profit and loss account reserve £m	Total £m

31 December 2001	358	1	89	6,788	–	1,420	8,656
Intra-group reorganisation	–	–	–	(3,000)	3,000	–	–
Impairment of investment in subsidiary undertakings	–	–	–	(3,788)	(2,301)	–	(6,089)
Shares issued during the year	–	–	2	–	–	–	2
Loss for the year	–	–	–	–	–	(112)	(112)

31 December 2002	358	1	91	–	699	1,308	2,457

Following the approval of a High Court Scheme of Arrangement, the majority of the issued share capital of Reuters Holdings PLC was acquired by Reuters Group PLC in February 1998. The merger reserve and profit and loss account reserve arose as a result of this transaction. During 2002, a transfer has been made from the merger reserve to other non-distributable reserves as a result of an intra-group reorganisation. In addition, a reduction has been made in both the merger reserve and other non-distributable reserves to recognise the impairment of the investment in underlying subsidiaries.
– Page 63 – ACCOUNTING POLICIES

Accounting basis The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards.

Basis of consolidation The consolidated financial statements include:

a.	The financial statements of Reuters Group PLC and its subsidiaries to 31 December. The results of subsidiaries are included for the period during which they are a member of the Group.

b.	Reuters Group's share of the post-acquisition results of associated undertakings and joint ventures. Investments in associated undertakings and joint ventures are included at Reuters share of the net assets and unamortised goodwill at the dates of acquisition plus the Group's share of post-acquisition reserves.

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

Treasury
Reuters Group receives revenue and incurs expenses in more than 60 currencies and uses financial instruments to hedge a portion of its net cash flow and operating profit. Profits and losses from hedging activities are matched with the underlying cash flows and profits being hedged. Those relating to trading cash flows are reported as part of profit and those relating to Reuters capital expenditure programme are adjusted against the cost of the assets to which they relate.

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

Revenue
Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of products applicable to the year.

Revenue from sales of subscription based real-time and historical information services are recognised ratably over the term of the subscription. Revenue from contracts for the outright sale of systems based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance. Short-term contracts are accounted for on a completed contract basis. Long-term contracts are accounted for in accordance with the contractual terms either on a percentage of completion basis or on a time and materials as incurred basis.

Revenue from associated maintenance and support services are recognised ratably over the term of the maintenance contract. Where contracts allow Reuters to recharge costs from communications suppliers and exchanges onwards to subscribers, this income is recognised as revenue.

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

Pensions and similar obligations
The expected costs of defined benefit pensions and post-retirement medical benefits are charged against profit so as to spread the cost over the service lives of the employees affected.

For defined contribution schemes the charge to the profit and loss account represents contributions made by Reuters Group during the period.

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

– Page 64 –

Cost is calculated on a first-in, first-out basis by reference to the invoiced value of supplies and attributable costs of bringing stocks to their present location and condition.

Net realisable value is the estimated market value less selling costs.

Short-term investments
Government securities are stated in the balance sheet at the lower of cost plus accrued capital appreciation and market value. Income from these securities and any adjustment for changes in their market value during the year is reported as part of profit.

Movements in short-term investments are reported under the heading of 'management of liquid resources' in the cash flow statement.

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

However, deferred tax assets are only recognised to the extent that, based on all available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the timing differences can be deducted. Deferred tax assets and liabilities which are recognised are not discounted.

Goodwill and other intangible assets
Goodwill is calculated as the difference between the fair value of the consideration paid and the fair value of the Group's share of the net assets at the date of acquisition. No value is attributed to internally generated intangible assets.

Purchased goodwill and other intangible assets are capitalised and amortised through the profit and loss account on a straight line basis over their estimated useful economic lives, which are up to 20 years depending on the nature of the business acquired. Impairment reviews are carried out at the end of the first financial year after acquisition and where there is any indication of impairment.

Impairment is measured by comparing the carrying value of the asset with the higher of the net realisable value and the value in use. Any impairment charges are recognised in the profit and loss account for the period in which they arise.

Interest in shares of Reuters Group PLC
Shares held by the employee share ownership trusts are recorded in the balance sheet within fixed asset investments at cost including expenses less amounts written off and impairment charges.

Fixed asset investments Fixed asset investments are held at cost net of permanent diminution in values as assessed by the directors.
– Page 65 – SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Accounting principles
These consolidated financial statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below:

a. Revenue recognition
Under UK GAAP, revenue from contracts for the outright sale of systems based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance. Under US GAAP, specific rules establish the criteria that must be met for software revenue recognition. Under these rules, certain contracts with multiple elements require an amount of revenue to be deferred until all criteria for revenue recognition are met.

Under UK GAAP, soft dollar revenues are netted against operating costs in the profit and loss account. Under US GAAP, soft dollar revenues would be presented gross in the revenues and operating costs. There is no difference in net income as a result of the classification.

b. Software and website development costs
Under UK GAAP, costs of developing computer software products are usually expensed in the year in which they are incurred. Under US GAAP, the costs of developing computer software products subsequent to establishing technical feasibility are capitalised.

Under UK GAAP, prior to July 2001, costs of developing websites were expensed in the year in which they were incurred. Since July 2001, under both UK GAAP and US GAAP, certain costs relating to website development incurred subsequent to the planning stage are capitalised subject to certain criteria.

The amortisation of the capitalised costs is based on the estimated future revenues or remaining estimated useful economic lives of the products involved.

c. Joint ventures and associated undertakings
Under UK GAAP, the difference between the book value and fair value of the assets contributed to joint ventures and associates are recognised in the STRGL. Under US GAAP, the difference is released to the income statement over the anticipated life of the assets contributed to the venture.

Under UK and US GAAP, a review of the carrying value of associates for impairment is undertaken and where necessary an impairment charge is recorded. The UK GAAP impairment charge is adjusted to reflect the different carrying value of the associate under US GAAP.

Under UK GAAP, stock compensation expenses are not required to be recorded in respect of certain joint ventures' and associates' stock option plans. Under US GAAP, the Group's share of the results of joint ventures and associates has been adjusted to reflect stock compensation charges where appropriate.

Under UK GAAP, the transfer of employees that held unvested stock option awards to a joint venture does not give rise to a charge against profit. Under US GAAP, the stock awards are considered to be held by non-employees and accordingly a stock option expense relating to the fair value of the unvested awards is included in the 'share of operating loss of joint ventures and associated undertakings' over the remaining vesting period.

Under US GAAP, the Group's share of the results of joint ventures and associates is adjusted to reflect the non-amortisation of goodwill since 1 January 2002.

d. Gains on deemed disposal of subsidiary and associated undertakings
Under UK GAAP, gains on the deemed partial disposal of subsidiary and associated undertakings involving non-qualifying consideration are recorded in the STRGL. Under US GAAP the gains are recorded in the income statement and are calculated using asset and consideration values as determined under US GAAP.

e. Gains on fixed asset investments
Under UK GAAP, gains on the sale of fixed asset investments for non-cash consideration are recorded in the STRGL. Under US GAAP, these gains are recorded in the income statement.

Under UK GAAP, fixed asset investments are held in the balance sheet at cost net of permanent diminution in values as assessed by the directors. Under US GAAP, fixed asset investments which are available for sale are stated at fair value with unrealised gains or losses included in the statement of comprehensive income. Under US GAAP, broker-dealer fixed asset investments are stated at fair value with unrealised gains or loss included in the income statement.

f. Goodwill adjustments
Under UK GAAP, goodwill and other intangible assets are amortised. Under US GAAP, prior to 1 July 2001, all goodwill was amortised, consistent with UK GAAP. In 2002, Reuters adopted the provisions of Financial Accounting Standards No. 142 (FAS 142), 'Goodwill and Other Intangible Assets', and as a result goodwill is no longer subject to amortisation under US GAAP. In addition, the non-amortisation of goodwill provisions of FAS 142 were effective immediately for goodwill arising on all acquisitions completed after 30 June 2001.

Under UK GAAP, goodwill impairment reviews are carried out at the end of the first financial year after acquisition and where there is an indication of impairment. Impairment is measured by comparing the carrying value of the goodwill with the higher of the net realisable value and the value in use.

Under US GAAP, the Group performed a transitional impairment test effective 1 January 2002, as required by FAS 142. Goodwill impairment reviews are also conducted whenever the Group considers there to be indication of impairment. Beginning in 2002, Reuters also completes an annual goodwill impairment test, as required by FAS 142.

Under US GAAP, where the carrying value of a reporting unit exceeds its fair value then a goodwill impairment is recorded based on the excess of the carrying value of goodwill in a reporting unit over the implied fair value of that goodwill.

Under UK GAAP, the fair value of quoted securities issued to effect a business combination is measured at the market price at the date of closing the acquisition. Under US GAAP, the fair value of the securities issued is determined using the market price for a reasonable period before and after the date that the terms of acquisition are agreed to and announced.

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

– Page 66 –

Under UK GAAP, the compensation charge relating to certain stock based long-term incentive plans is based on the original cost of shares held in the ESOTs, less impairments. Under US GAAP, the compensation charge is based on the market value of the awards at each balance sheet date.

Under both UK GAAP and US GAAP, the total compensation charge is adjusted to take account of the expected outcome of the performance conditions and the compensation charge is spread over the service period.

Under UK GAAP, the expected costs under defined benefit pension and post-retirement arrangements are spread over the service lives of employees entitled to those benefits. Variations from regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period adjusted for the amortisation of the surplus arising when FAS 87 'Employers' Accounting for Pensions', was adopted.

The reduction in shareholders' equity at 31 December 2002 includes the effect of the US GAAP requirement to make immediate provision for pension fund deficits through other comprehensive income. The provision in part reflects the recent reduction in equity values.

h. Derivatives
Under US GAAP, the Group adopted FAS 133, 'Accounting for Derivate Instruments and Hedging Activities' as amended by FAS 138, on 1 January 2001. FAS 133 introduced new rules in respect of hedge accounting and the recognition of movements in fair value through the income statement. As a result of the adoption, all derivatives and embedded derivative instruments, whether designated in hedging relationships or not, are carried on the balance sheet at fair value.

The company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133. Accordingly, changes in the fair value of derivative and embedded derivative instruments have been included within net income under US GAAP.

Under current UK GAAP, the company has continued to apply hedge accounting and is not required to record all of its derivative instruments or any of its embedded derivative instruments on the balance sheet at fair value.

i. Shares held by ESOTs
Under UK GAAP, shares held by the ESOTs are recorded as fixed asset investments at cost less amounts written off and impairments. Under US GAAP, those shares that have not been exercised are regarded as treasury stock and recorded at cost as a deduction from shareholders' equity.

The effects of these differing accounting principles are shown in notes 36-39.

j. Taxes on income
Under UK GAAP, FRS 19, 'Deferred Tax', requires deferred taxes to be accounted for on all timing differences. Deferred tax assets are to be recognised to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Assets not recognised are shown by way of a valuation allowance in the balance sheet. Under US GAAP, deferred taxes are accounted for in accordance with FAS 109, 'Accounting for Income Taxes', on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

Deferred tax also arises in relation to the timing differences of other US GAAP adjustments.

k. Dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP, dividends and any related tax credit are given effect only in the period in which dividends are formally declared.

Cash flow statement
The cash flow statement set out on pages 43-47 has been prepared in conformity with UK FRS 1, (Revised) 'Cash Flow Statements'. The principal differences between this statement and cash flow statements presented in accordance with FAS 95 'Statement of cash flows' are as follows:

1.	Under UK GAAP, net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance and (b) taxes paid. Under US GAAP, net cash flow from operating activities is determined after these items.

2.	Under UK GAAP, capital expenditure, financial investments and acquisitions are classified separately while under US GAAP they are classified as investing activities.

3.	Under UK GAAP, dividends paid are classified separately while under US GAAP, dividends paid are classified as financing activities. Under UK GAAP, the purchase of Reuters shares by the ESOTs is classified as investing activities whereas under US GAAP, this is classified as financing activities.

4.	Under UK GAAP, movements in short-term investments are not included in cash but classified as management of liquid resources. Under US GAAP, short-term investments with maturity of three months or less at the date of acquisition are included in cash and cash equivalents.

5.	Under UK GAAP, movements in bank overdrafts are classified as movements in cash while under US GAAP, they are classified as a financing activity.

Set out below is a summary consolidated cash flow statement under US GAAP:

	2002 £m	2001 £m	2000 £m

Net cash inflow from operating activities	247	709	688
Net cash outflow from investing activities	(152)	(316)	(584)
Net cash (outflow)/inflow from financing activities	(306)	37	(94)

Net (decrease)/increase in cash and cash equivalents under US GAAP	(211)	430	10
Net increase in cash under UK GAAP (see notes 4-5 above)	86	36	11

– Page 67 – Notes on summary of differences between UK and US Generally Accepted Accounting Principles (GAAP)

36. Adjustments to net (loss)/income
		2002 £m	2001 £m	2000 £m

(Loss)/profit attributable to ordinary shareholders in accordance with UK GAAP		(404)	46	521
US GAAP adjustments:
a.	Revenue recognition	3	(8)	(6)
b.	Capitalised website development costs	–	–	3
b.	Amortisation of software and website development costs	(1)	(5)	(2)
c.	Joint ventures and associated undertakings	18	22	(16)
d.	Gains on deemed disposal of subsidiaries and associated undertakings	104	11	25
e.	Gains on fixed asset investments	–	29	16
f.	Goodwill adjustments	(34)	2	(3)
g.	Employee costs	(1)	(11)	(22)
h.	Derivative instruments	(28)	4	–
i.	Impairment of shares held by ESOTs	147	–	–
j.	Income taxes
	application of FAS 109	–	4	10
	tax effect of US GAAP adjustments	42	(5)	8
Minority interest in US GAAP adjustments		38	(2)	–

(Loss)/income before cumulative effect of change in accounting principle		(116)	87	534
Cumulative effect of change in accounting principle for FAS 142		(13)	–	–
Cumulative effect of change in accounting principle for FAS 133		–	7	–
Tax effect of change in accounting principle		–	(2)	–
Minority interest effect of change in accounting principle		2	–	–

Net (loss)/income attributable to ordinary shareholders in accordance with US GAAP		(127)	92	534

		2002 pence	2001 pence	2000 pence

Earnings and dividends Before accounting change
Basic (loss)/earnings per ADS in accordance with US GAAP		(49.5)	37.5	228.1
Diluted (loss)/earnings per ADS in accordance with US GAAP		(49.5)	36.8	224.3
After accounting change
Basic (loss)/earnings per ADS in accordance with US GAAP		(54.3)	39.5	228.1
Diluted (loss)/earnings per ADS in accordance with US GAAP		(54.3)	38.7	224.3

Dividend paid per ADS (including UK tax credit)		66.7	108.0	97.7

Weighted average number of shares used in basic EPS calculation (millions)		1,395	1,404	1,404
Dilutive shares		–	28	24

Used in diluted EPS calculation		1,395	1,432	1,428

37. Adjustments to shareholders' equity
		2002 £m	2001 £m	2000 £m

Shareholders' equity in accordance with UK GAAP		496	1,109	1,153
US GAAP adjustments:
a.	Revenue recognition	(11)	(14)	(6)
b.	Capitalised software and website development costs, net of amortisation	–	1	6
c.	Investments in joint ventures and associated undertakings	(37)	(64)	(81)
e.	Fixed asset investments	19	50	159
f.	Goodwill adjustments	71	2	4
g.	Liabilities	(10)	(52)	(73)
h.	Derivative instruments	(14)	14	–
i.	Shares held by employee share ownership trusts	(68)	(153)	(117)
j.	Deferred taxes	6	(18)	(33)
k.	Dividends not formally declared or paid during the year	86	86	174
Minority interest in US GAAP adjustments		(10)	(2)	–

Shareholders' equity in accordance with US GAAP		528	959	1,186

38. Statement of comprehensive (loss)/income
	2002 £m	2001 £m	2000 £m

Net (loss)/income in accordance with US GAAP	(127)	92	534
Other comprehensive (loss)/income, net of tax:
Unrealised (losses)/gains on certain fixed asset investments:
arising during year	(21)	(109)	(270)
less amounts taken to net income, net of losses	3	–	(43)
Foreign currency translation differences	(95)	26	40
Derivative instruments
cumulative effect of change in accounting principle for FAS 133	–	(2)	–
less amounts taken to net income	–	2	–
Adjustment to reflect minimum pension liability	(4)	–	–

Comprehensive (loss)/income in accordance with US GAAP	(244)	9	261

– Page 68 – 39. Summarised balance sheet (US GAAP basis)
	2002 £m	2001 £m	2000 £m

Assets
Fixed tangible assets	1,012	1,299	1,584
Current assets	1,850	2,462	1,892
Other assets	159	113	60
Goodwill and other intangibles	489	499	247

Total assets	3,510	4,373	3,783

Liabilities and shareholders' equity
Current liabilities	2,167	2,628	2,130
Long-term liabilities	552	572	458
Deferred taxes	21	48	9
Minority interest	242	166	–
Shareholders' equity before deductions	781	1,163	1,349
Shares held by employee share ownership trusts	(253)	(204)	(163)

Total shareholders' equity	528	959	1,186

Total liabilities and shareholders' equity	3,510	4,373	3,783

Goodwill and other intangibles are net of accumulated amortisation of £569 million (2001: £551 million, 2000: £477 million). Software development costs are net of accumulated amortisation of £19 million (2001: £18 million, 2000: £16 million).

The goodwill adjustment in the 2002 net income reconciliation comprises £99 million in respect of UK GAAP amortisation written back under FAS 142, £146 million impairment charge in respect of goodwill not recognised under UK GAAP and a £13 million impairment charge arising as a result of the adoption of FAS 142.

Additional disclosures required by US GAAP
Employee costs
The Group has complied with FAS 123, 'Accounting for Stock-Based Compensation'. Reuters has continued to apply the methodologies set out in APB Opinion 25, 'Accounting for Stock Issued to Employees' and other US GAAP literature in calculating its US GAAP adjustments for share option plans and awards of share rights.

The following table illustrates the effect on net (loss)/income and (loss)/earnings per share if Reuters had applied the fair value recognition provisions of FAS 123 to stock based employee compensation.

	2002 £m	2001 £m	2000 £m

Net (loss)/income, as reported	(127)	92	534
Add: Stock-based compensation expense included in reported net (loss)/income, net of related tax effects	–	1	27
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(23)	(61)	(29)

Pro forma (loss)/net income	(150)	32	532

	pence	pence	pence

(Loss)/earnings per share (after accounting change):
Basic – as reported	(54.3)	39.5	228.1
Basic – pro forma	(63.1)	15.8	227.1

Diluted – as reported	(54.3)	38.7	224.3
Diluted – pro forma	(63.1)	15.0	223.3

Fair values Fair value of options granted are estimated using a European binomial option pricing model. The range of assumptions applied to options granted are:

	2002	2001	2000

Dividend yield	0% – 3.3%	0% – 1.9%	1.2% – 1.7%
Volatility	57% – 87%	54% – 70%	44% – 52%
Risk free investments rates	3.2% – 4.5%	4.3% – 6.5%	6.7% – 6.8%

– Page 69 –

Derivative instruments
The current year loss on derivative instruments is £28 million (2001: £11 million gain, 2000: nil). At 31 December 2002, the balance sheet includes derivative assets of £8 million and derivative liabilities of £26 million. The current year loss includes a loss of £19 million (2001: £2 million; 2000: nil) relating to currency forward contracts embedded within long-term customer contracts.

Goodwill
During 2002 Reuters identified indicators of possible impairment of its recorded goodwill relating to its investment in Instinet. During the year, Instinet experienced a decline in its market capitalisation. Due to this significant decrease, the book value of Instinet exceeded its fair market value. Instinet management believes that the significant decline in market value reflects the ongoing challenging business environment, declining business fundamentals, the commoditisation of its services, the launch of significant competitive products and a difficult regulatory environment. These events prompted Instinet to perform a goodwill impairment test.

In accordance with FAS 142, based on the results of a valuation analysis prepared by an independent specialist, Instinet determined that its remaining goodwill had been completely impaired and as a result recorded a US GAAP pre-tax goodwill impairment charge of £377 million.

Intangible assets have been recognised in connection with a number of the Group's acquisitions. The intangible assets are amortised on a straight line basis over their respective estimated useful lives. The weighted average amortisation period for other intangible assets acquired during 2002 is seven years. Amortisation expense for the 12 months ended 31 December 2002 was £18 million. Estimated amortisation expense for each of the next five years is:

Year	Expense £m

2003	23
2004	21
2005	21
2006	19
2007	11

Bridge acquisition
In September 2001, Reuters completed the acquisition of the core North American equities information business and certain other businesses of Bridge Information Systems Inc., and its subsidiaries, which had been in bankruptcy proceedings since the beginning of 2001. The total purchase consideration, which included interim funding to Bridge and its network provider, Savvis, was £256 million. The acquired Bridge businesses include content, analytics and trading applications primarily for financial institutions and their customers, as well as Bridge Trading, a licensed broker-dealer.

Island acquisition
On 20 September 2002 Instinet acquired 100% of the outstanding common stock of Island. Island's results of operations since that date have been included in the Group's consolidated financial statements. Island is a leading electronic securities marketplace, with a large liquidity pool of orders to buy and sell securities that are published in its marketplace. Island's proprietary technology enables it to offer low cost, rapid and reliable order display and matching services to its customers. Instinet believes this acquisition will result in better execution opportunities for its customers, a stronger technology and trading platform, an alternative to other offerings, cost savings, and a stronger management team.

The aggregate purchase price under US GAAP was £360 million, comprised of £318 million representing 80,658,886 shares of Instinet's common stock, £13 million representing additional common shares for the conversion of options, warrants and stock appreciation rights, deferred tax liability of £21 million related to intangible assets and £8 million representing direct costs of the acquisition. The value of the common shares issued was determined based on the average closing market price of Instinet's common shares over the two-day period before and after 19 June 2002, the date the terms of the acquisition were agreed to and announced.

The following unaudited pro forma information gives the impact of Island on the results of the Group as if the acquisition had taken place on 1 January 2002 and 1 January 2001 respectively. The unaudited pro forma information does not purport to represent the results of operations that would have been obtained if the Island acquisition had taken place at the beginning of each of the years presented, or that may be attained in the future.

	2002 £m	2001 £m

Group revenue	3,619	3,969
Net (loss)/profit	(407)	50
Basic (loss)/earnings per share	(29.2p)	3.6p
Diluted (loss)/earnings per share	(29.2p)	3.5p

Joint ventures and associated undertakings
The carrying value of Reuters Group's investment in joint ventures and associated undertakings of £363 million at 31 December 2002, is represented by 17 investments. The most significant of which are TSI, 3 Times Square Associates LLC, GL Trade, Radianz and Dow Jones Reuters Business Interactive (Factiva).

Selected aggregate financial information for associates and joint ventures is as follows. This represents their total aggregate profit and loss account and balance sheet information and not Reuters Group's share.

	2002 £m	2001 £m	2000 £m

Revenues	942	953	625
Operating profit	226	299	200
Net loss	(113)	(65)	(43)

Current assets	815	1,030
Non-current assets	555	596
Current liabilities	407	398
Long-term liabilities	187	234

Contingencies
Incorporated within the purchase agreements for a number of recent acquisitions are contingency/earn out arrangements, under which the Group may be liable to pay up to £31 million as additional purchase consideration. The payments are contingent on the financial and operational performance of the acquired entities against targets established at the date of acquisition.

Under UK GAAP, liabilities have been recorded in respect of the contingencies. No liabilities have been recorded under US GAAP. If payable, all contingencies will fall due between 2003 and 2005.

– Page 70 –

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

Recent US GAAP accounting pronouncements
FAS 145
In April 2002, the Financial Accounting Standards Board (FASB) issued FAS 145, 'Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections'. The adoption of this accounting pronouncement has had no impact on the Group's financial position or results of operations.

FAS 146
In June 2002, the FASB issued FAS 146, 'Accounting for Costs Associated with Exit or Disposal Activities'. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, 'Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)'. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred rather than at the date of an entity's commitment to an exit plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. FAS 146 is to be applied prospectively to exit or disposal activities initiated after 31 December 2002. The Group is in the process of assessing the impact of adopting FAS 146.

FAS 148
In December 2002, the FASB issued FAS 148, 'Accounting for Stock-Based Compensation – Transition and Disclosure'. This standard amends FAS 123, 'Accounting for Stock-Based Compensation', to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, FAS 148 amends APB Opinion No. 28, 'Interim Financial Reporting', to require disclosure about those effects in interim financial information. FAS 148 is effective for fiscal years beginning after 15 December 2002. This accounting pronouncement is not expected to have a significant impact on the Group's financial position or results of operations.

EITF 00-21
In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, 'Accounting for Revenue Arrangements with Multiple Deliverables'. EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. The Group is in the process of assessing the impact of EITF 00-21.

FIN 45
In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'. FIN 45 requires a liability to be recognised at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after 31 December 2002. The Group is in the process of assessing the impact of adopting FIN 45.

FIN 46
In January 2003, the FASB issued FIN 46, 'Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51'. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ('variable interest entities' or 'VIE') by clarifying the application of ARB No. 51, 'Consolidated Financial Statements' to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the 'primary beneficiary') should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

The disclosure provisions of FIN 46 are effective in all financial statements initially issued after 31 January 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after 31 January 2003. A public entity with a variable interest in a VIE created before 1 February 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after 15 June 2003. This accounting pronouncement is not expected to have a significant impact on the Group's financial position or results of operations.

– Page 71 –
INFORMATION FOR SHAREHOLDERS
MAJOR SHAREHOLDERS

Ordinary shares
As of 24 February 2003, there were 1,393,466,707 ordinary shares outstanding, excluding 39,056,542 ordinary shares owned by two ESOTs (see note 16).

As at 24 February 2003, the company has received notice under section 198 of the Companies Act 1985, that the following parties hold notifiable interests in its shares:

	Number of shares	Percentage of issued share capital

Brandes Investment Partners	175,536,601	12.25
Capital Group Companies, Inc.	149,697,872	10.45
Franklin Templeton Investments	89,109,769	6.22
Merrill Lynch Investment Managers	48,978,642	3.42
Fidelity Investments	43,716,730	3.05
Legal & General Investment Management	43,205,188	3.02

The company's major shareholders do not have any different voting rights from the other ordinary shareholders. The interest of Brandes Investment Partners has increased from 3.1% to 12.25% in the last 10 months and the interest of Capital Group Companies, Inc. has increased from 3.63% to 10.45% in the last three years. Franklin Templeton Investments first notified the company of a 3.1% holding on 28 January 2003 and have since increased their holding to 6.22%.

The Founders Share
Independence, integrity and freedom from bias in the gathering and dissemination of news and information is fundamental to the entire Reuters Group. Reuters Founders Share Company Limited (the Founders Share Company) was established to safeguard those qualities and holds a single Founders Share. This share may be used to outvote all ordinary shares if other safeguards fail and there is an attempt to effect a change in control of the company. 'Control', for this purpose, means 30% of the ordinary shares. The directors of the Founders Share Company have a duty to ensure, as far as they are able by the proper exercise of the powers vested in them, that the Reuters Trust Principles are observed (see page 74). Similarly, Reuters directors are required by Reuters Articles to have due regard for the Trust Principles in so far as by the proper exercise of their powers as directors and in accordance with their other duties as directors those principles are capable of being observed by them.

The Founders Share Company's directors are nominated by a Nomination Committee which includes certain serving directors of the Founders Share Company, one person nominated by each of four news associations, two people appointed by the Chairman of Reuters Group PLC and two people appointed after consultation with the European Commission on Human Rights. A director of the Founders Share Company may not be a director or employee of Reuters Group.

The current directors of the Founders Share Company are as follows:

Trustee since

Leonard Berkowitz	1998
Mrs Anson GBM, CBE, JP	2002
Sir Michael Checkland	1994
Dr Claude Cole CBE	1984
Uffe Ellemann-Jensen	2001
Robert Erburu	1999
Pehr Gyllenhammar (Chairman)	1997
Toyoo Gyohten	2000
Jacques de Champfeu KBE	1999
John McArthur	2001
Sir Christopher Mallaby GC, MG, GCVO	1998
Mammen Matthew	2002
The Right Hon The Baroness Noakes DBE	1998
Sir William Purves CBE, DSO	1998
Jaakko Rauramo	1999
Ernest Turnbull AO	1993
Dr Mark Wössner	2001

– Page 72 –

Each Founders Share Company director is normally required to retire at the annual general meeting of the Founders Share Company following the fifth anniversary of his or her nomination or last renomination and will be eligible for renomination (unless he or she has reached the age of 75).

Related party transactions
General. Related party transactions are principally with Radianz, Factiva, TSI and Instinet. During 2002 and in accordance with inter-company agreements, Radianz provided the Group with network services, totalling £284 million (see 'Material contracts' on page 77). Also during the year, Factiva provided picture archiving facilities and the internal use of its information product, Factiva.com, for a total cost of £19 million. Reuters Group provided both companies with technical and administrative support services of £126 million and £61 million respectively. In addition, Reuters Group purchased £5 million of development services from TSI.

Reuters has entered into arrangements with many of its subsidiaries and associates in the normal course of business on commercial terms.

Reuters Group provided financial information services to many of the companies with which it shares a common director. These services totalled £11 million during 2002. It also purchased services totalling £36 million.

Reuters owns the underlying TIB intellectual property and technology that was in existence at 31 December 1996 and that is incorporated into many of TSI's products. Reuters licenses this technology to TSI pursuant to a licence agreement. TSI owns all technology and related intellectual property rights independently developed by TSI since 1 January 1997, including enhancements and improvements to the licensed technology, which TSI itself licenses to Reuters pursuant to the licence agreement.

All the above services were in the normal course of business and charged at commercial rates. Only in the case of the transactions with TSI, Radianz and Factiva, described above, were any of the amounts involved material to either party. These services are ongoing and continued at historical levels to the date of this report.

Under the terms of the agreement with Dow Jones & Co. relating to the formation of the Factiva joint venture, Reuters agreed to invest US$20 million in cash in the venture over a period of five years. This element of the agreement is evidenced by an interest-free promissory note. At 31 December 2002 the balance outstanding under the note was US$6 million.

Arrangements with Instinet. The goals of the initiatives between Instinet and Reuters described below are to improve customers' investment and trading performance, increase transactional capabilities for Reuters customers and develop further operational efficiencies between the two companies.

RGRS. Under an agreement between Instinet and BTC, Instinet's customers gain the ability to submit orders to Instinet through the RGRS network. Instinet pays standard commercial rates for orders it receives through RGRS. The agreement subsists until 25 November 2003, subject to annual renewal thereafter. In addition, Reuters and Instinet have agreed to develop enhancements to the RGRS interface so that customers can better access Instinet's proprietary trading functionality. This agreement's initial term runs until 19 September 2004, subject to annual renewal thereafter, and is terminable by either party on a change of control of Instinet or if Reuters otherwise ceases to own a majority of Instinet's voting stock.

Newport(sm). Under an agreement with Instinet, Reuters exclusively provides the real-time market data for Instinet's (patent pending) NEWPORT(SM) programme trading application. The agreement term expires on 19 September 2004, subject to annual renewal thereafter, and is terminable by either party on a change of control of Instinet or if Reuters otherwise ceases to own a majority of Instinet's voting stock.

Market data. Under a data distribution agreement, Reuters has the limited right to be the exclusive data vendor distributing some of Instinet's proprietary equity securities data. Some of Instinet's information is already made available through various Reuters products and services.

Preferred soft-dollar arrangement. Under an agreement with Reuters, Instinet offers preferred commercial and soft-dollar arrangements to those of its customers that purchase Reuters products and services. Reuters compensates Instinet's sales personnel for new sales of Reuters products and services, and Instinet will pay Reuters an annual fee for various administrative and marketing services related to training of Instinet's personnel. The agreement subsists until 19 September 2004, subject to annual renewal thereafter, and is terminable by either party on a change of control of Instinet or if Reuters otherwise ceases to own a majority of Instinet's voting stock.

Patent licensing agreement. Reuters has granted Instinet a patent licence permitting Instinet to make, use and sell products that include a system with functionality that identifies counterparties to a transaction and enables communication between the counterparties to negotiate the terms of the transaction. This licence is for the life of the patent, although it may be terminated under customary conditions. In addition, Reuters has the right to terminate in the event that Instinet uses the patent to create products that compete with any of Reuters products. Reuters also has the right to terminate the licence generally if it ceases to own a majority of Instinet's voting stock, subject to Instinet retaining some rights to the patent for products existing on or before the date of such termination. Instinet has also agreed that if it obtains a patent for a system with substantially similar functionality, it would grant Reuters a licence to that patent on terms no worse than the terms of this licence.

Bridge Trading commission sharing agreement. Instinet has agreed to open accounts for some institutional clients that BTC introduces to Instinet, and to rebate BTC portions of the commissions these customers pay at a commercially reasonable rate. This agreement is terminable at will by either party.

Triad. Under an agreement with BTC, Instinet has the ability to deliver indications of interest and advertised trades to its customers and potential customers through the Triad network. Instinet pays standard commercial rates for indications of interest and advertised trades it delivers through Triad. The agreement has a one year term commencing on the date Triad is installed at Instinet, and is subject to annual renewal thereafter.

Radianz. An officer and former director of Reuters, David Ure, participates in an all employee stock option plan operated by Radianz. Under the terms of the plan, options may be granted, at not less than fair market value, to directors and employees of Radianz. During 2001 the Board of Radianz approved a resolution to permit option holders to release options granted to them at US$6.81 per share in exchange for the granting of new options in 2002. During 2002 David Ure received a total of 2,350,571 replacement options with a weighted average exercise price of US$2.03 per share. None of these options are currently exercisable.

For further information on related party transactions see note 29 in the financial statements.

– Page 73 –

Trading markets
The company's ordinary shares are traded on the London Stock Exchange. ADSs, each representing six ordinary shares, are traded on the Nasdaq National Market System. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank, as Depositary under a Deposit Agreement, dated 18 February 1998 (the Deposit Agreement), between the company, the Depositary and ADR holders.

The table below sets out, for the periods indicated (i) the reported high and low middle market closing prices for the ordinary shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low last sales prices of the ADSs on Nasdaq. The price information included for 1 January 1998 to 18 February 1998 (prior to the capital reorganisation described on page 3) is for the ordinary shares of 2.5 pence each of Reuters Holdings PLC and the ADSs which represented them.

1 Investment trusts, unit trusts, mutual funds 30%
2 Pension funds 26%
3 ADSs 12%
4 Foreign banks 7%
5 Insurance companies 5%
6 Private investors 3%
7 Non-profit organisations 2%
8 Corporate holdings 2%
9 Foreign governments 1%
10 Other/below analysis threshold (note 1) 12%

Note 1: Includes all holdings below 100,000 shares, except for private investors, whose holdings are analysed below this level.

	The London Stock Exchange		Nasdaq

	Pounds per share		US dollars per ADS

	High	Low	High	Low

Annual market prices:
1998	7.66	4.19	74.63	43.13
1999	10.10	5.17	96.63	51.13
2000	16.20	7.59	153.63	74.25
2001	11.58	5.26	103.44	46.00
2002	7.47	1.61	64.36	15.12

Quarterly market prices: 2001
First quarter	11.58	7.70	103.44	67.88
Second quarter	10.94	7.70	93.23	66.88
Third quarter	9.25	5.26	76.99	46.00
Fourth quarter	8.15	5.68	69.00	50.88

2002
First quarter	7.47	5.05	64.36	44.00
Second quarter	5.62	3.44	48.46	31.25
Third quarter	3.55	2.16	33.35	20.15
Fourth quarter	2.36	1.61	22.06	15.12

Monthly market prices: 2002
August	3.03	2.33	27.31	22.25
September	2.84	2.16	26.58	20.15
October	2.88	1.61	22.06	15.12
November	2.35	1.85	22.00	17.75
December	2.36	1.77	21.90	17.01

2003
January	2.04	1.69	19.65	17.17
February (to 24 February)	1.81	1.32	17.17	12.78

Analysis of shareholders
As of 24 February 2003 there were 1,393,466,707 Reuters ordinary shares in issue, excluding ordinary shares held by employee share ownership trusts. There were 33,245 shareholders on the ordinary share register, analysed as in the chart to the left.

As of the same date 843,479 ordinary shares and ADRs evidencing 28,340,603 ADSs (representing 170,043,618 ordinary shares) were held on record in the US. These ordinary shares and ADRs were held by 262 record holders and 2,145 record holders, respectively and represented 0.06% or evidenced ADSs representing 12.2%, respectively, of the total number of ordinary shares outstanding. Since certain of these ordinary shares and ADRs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

– Page 74 –

Dividends
The table below sets forth the amounts of interim, final and total dividends (excluding any associated UK tax credit discussed on page 78) paid in respect of each fiscal year indicated. Pound sterling amounts per share have been translated into US cents per ADS (each representing six ordinary shares) at the actual rates of exchange used for each of the respective payments of interim and final dividends. The first section of the table shows the dividends paid as reported under UK GAAP. The second section of the table gives the amounts restated for the 1998 capital reorganisation and as reported under US GAAP.

Year ended 31 December	Pence per share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

Dividends in accordance with UK GAAP
1998	3.40	11.00	14.40	33.69	105.74	139.43
1999	3.65	11.00	14.65	35.03	104.15	139.18
2000	3.65	12.35	16.00	31.56	106.44	138.00
2001	3.85	6.15	10.00	33.29	53.56	86.85
2002¹	3.85	6.15	10.00	36.05

Dividends retroactively restated in accordance with US GAAP
1998[2]	108.02	11.00	119.02	1,058.10	105.74	1,163.84
1999	3.65	11.00	14.65	35.03	104.15	139.18
2000	3.65	12.35	16.00	31.56	106.44	138.00
2001	3.85	6.15	10.00	33.29	53.56	86.85
2002¹	3.85	6.15	10.00	36.05

¹	The final dividend in respect of 2002 is payable on 24 April 2003 to holders of ordinary shares on the register at 14 March 2003 and on 1 May 2003 to holders of ADSs on the register at 14 March 2003 and will be converted into US dollars from sterling at the rate prevailing on 1 May 2003.

[2]	The 1998 interim dividend amount in accordance with US GAAP consists of the interim dividend of 3.40 pence per share (33.69 cents per ADS) paid in September 1998 and the amount recorded as a dividend under the terms of the capital reorganisation consummated on 18 February 1998 of 104.62 pence per share (1,024.41 cents per ADS).

Future dividends will be aligned to the normalised earnings of Reuters excluding Instinet.

Memorandum and Articles of Association
The following description summarises certain material rights of holders of the company's ordinary shares of 25 pence each and material provisions of the company's Memorandum and Articles of Association (the Articles), the Memorandum and Articles of Association of the Founders Share Company and English law. The following description is a summary only and is qualified in its entirety by reference to the Articles (which have been filed with the SEC and Companies House) and the Companies Act.

All of the outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the company from the holders of such shares.

In this description, the term 'holder' refers to the person registered in the register of members as the holder of the relevant share and the term 'beneficial owner' refers to a person other than the holder who has a beneficial interest in the relevant share. JPMorgan Chase Bank, which acts as Depositary under the Deposit Agreement relating to the ADSs is the holder of the ordinary shares represented by the outstanding ADSs.

General
Reuters Group PLC is incorporated under that name and is registered in England and Wales with registered number 3296375. Its objects are set out in the fourth clause of its Memorandum of Association and cover a wide range of activities, including the following:

•	collecting information and supplying news and information services and products;

•	acquiring and operating wireless installations, satellites and other means of communication;

•	utilising the Group's communications capabilities to provide various financial and securities markets services; and

•	carrying on any other business supplemental to the foregoing or capable of enhancing the Group's profitability or capitalising on the Group's expertise.

The Memorandum of Association provides a broad range of corporate powers to effect these objectives.

The Reuters Trust Principles and the Founders Share Company
The Articles contain two sets of restrictions relating to the ownership of Reuters shares. These restrictions are intended to ensure continued compliance with the following principles (the Reuters Trust Principles) set out in the Articles:

•	that Reuters shall at no time pass into the hands of any one interest, group or faction;

•	that the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

•	that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	that Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	that no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters Group so as to maintain its leading position in the international news and information business.

For the purposes of the Reuters Trust Principles, the Articles define the term Reuters to mean Reuters Group PLC and every subsidiary of it from time to time supplying news services.

The first set of restrictions contained in the Articles applies to persons that become interested in 15% or more of the ordinary shares outstanding at any time. The term 'interested' is defined in the Articles by reference to provisions of the Companies Act which require persons to disclose to public companies interests in voting shares in excess of a prescribed percentage. Subject to certain exceptions, all shares held by a person who reaches the 15% limit will be disenfranchised and the shares exceeding the 15% limit must be disposed of. This set of restrictions is more fully described below under 'Rights and restrictions attaching to the company's shares – Restrictions on ownership – Disenfranchisement and disposal of excess interests'.

Secondly, the company's share capital includes the Founders Share, which is held by the Founders Share Company, a company limited by guarantee consisting of individuals, referred to as the Reuters Trustees,

– Page 75 –

who constitute both its members and directors. The Founders Share empowers the Founders Share Company to cast such number of votes as will pass any resolution supported by, and defeat any resolution opposed by, the Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of Reuters Group. The rights attaching to the Founders Share are described in more detail below under 'Rights and restrictions attaching to the company's shares – Voting rights – Rights conferred by Founders Share'.

The restrictions on interests in ordinary shares and the extraordinary voting rights of the Founders Share may be characterised as anti-takeover provisions to the extent they may have the effect of preventing a bid for control of Reuters Group. Tender offers or other non-market acquisitions of shares are usually made at prices above the prevailing market price of a company's shares. Acquisitions of shares by persons attempting to acquire control through market purchases may support the price of shares at market levels higher than otherwise would be the case. The restrictions and extraordinary voting rights summarised in this section may preclude such offers.

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

Under the Articles, a director may not vote in respect of any contract, arrangement or proposal in which the director, or any person connected with the director, has any material interest other than by virtue of the director's interests in securities of, or otherwise in or through, the company. This is subject to certain exceptions relating to proposals (a) giving the director any guarantee, security or indemnity in respect of obligations incurred at the request of or for the benefit of Reuters Group, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Reuters Group for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of Reuters Group in which the director may be entitled to participate or will be interested as an underwriter, (d) concerning any other company in which the director is beneficially interested in less than 1% of the issued shares of any class of the company or the voting rights available to its shareholders, (e) relating to the adoption, modification or operation of any employee benefits plan which will provide the director with the same benefits as other employees and (f) relating to any liability insurance that Reuters is empowered to purchase for its directors or employees in respect of actions undertaken as directors or officers of Reuters Group.

The directors are empowered to exercise all the powers of the company to borrow money, subject to the limitation that the aggregate principal amount outstanding in respect of monies borrowed by the Reuters Group shall not exceed a sum equal to two and a half times the Group's share capital and aggregate reserves, calculated in the manner described in the Articles and £5,000 million, unless sanctioned by an ordinary resolution of the company's shareholders.

At each annual general meeting of the company's shareholders at least one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. The directors to retire by rotation at the annual general meeting include any director who is due to retire at the meeting by reason of age. A retiring director shall be eligible for re-election. For additional information see page 10.

A non-executive director is not required to hold shares in the company in order to qualify as a director. A director not holding any shares may attend and speak at general meetings of the company.

Rights and restrictions attaching to the company's shares
Dividends
Holders of ordinary shares are entitled to participate in the payment of dividends pro rata to their holdings. The Founders Share is not entitled to participate in the payment of dividends. The Board may propose and pay interim dividends and recommend a final dividend, in respect of any accounting period out of the profits available for distribution under English law. A final dividend may be declared by the shareholders in general meeting by ordinary resolution, but no dividend may be declared in excess of the amount recommended by the Board.

The company may allot ordinary shares in lieu of cash dividends, subject to shareholder approval at the time the relevant dividend is declared. In addition, the company may declare and pay equivalent dividends to shareholders outside the United Kingdom in local currencies and pay such dividends to the Depositary for value on the payment date.

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

Rights conferred by Founders Share. The Founders Share confers upon the Founders Share Company the right to cast such number of votes as is necessary to defeat any resolution which would vary or abrogate the rights of the Founders Share. The Articles provide that the alteration of specified articles relating to the Founders Share and the Reuters Trust Principles are deemed to constitute a variation of the rights of the Founders Share. In addition, any resolution proposing the winding up of the company voluntarily, by the Court, or any reconstruction of the company, or any resolution which would attach to any share voting rights not identical in all respects with those of the ordinary shares, is deemed to be a variation of the rights of the Founders Share.

Additionally, if there are, in the opinion of the Founders Share Company, reasonable grounds for believing that any person and his associates have obtained or are attempting to obtain, directly or indirectly, control of the company, the Founders Share Company is entitled in its absolute discretion to serve Reuters with a written notice (a Founders Share Control Notice) to that effect. Control is defined for these purposes as the ability to control the exercise of 30% or more of the votes which may be cast on a poll at a general meeting. At all times after the service of a Founders Share Control Notice and pending its rescission, the Founders Share confers upon the Founders Share Company the right to cast on a poll such number of votes as are necessary to ensure the effective passing of any resolution in favour of which it votes and to ensure the defeat of any resolution against which it votes. The Articles provide that the opinion of the Founders Share Company in respect of the service or rescission of a Founders Share Control Notice shall be final and binding and may not be challenged on any grounds whatsoever.

The Founders Share Company is entitled at any time to serve the company with a written request for an extraordinary general meeting and the directors are obliged to comply with such request. If they do not comply, the Founders Share Company is entitled to convene an extraordinary general meeting. If a Founders Share Control Notice has been served, however, the Founders Share Company can convene an extraordinary general meeting without first requesting that the directors do so.

One quarter of the Reuters Trustees present at the relevant Trustees' meeting can bind all the Founders Share Company directors to exercise the voting rights attaching to the Founders Share so as to defeat a resolution that would be deemed to be a variation of the rights attached to the Founders Share. However, the vote of a majority

– Page 76 –

of the Reuters Trustees (the chairman of the Founders Share Company having a casting vote in the event of equality of votes) is required to determine whether a Founders Share Control Notice should be served and, if so, the manner in which the voting rights attaching to the Founders Share shall be exercised (excluding the vote of any Reuters Trustee who is associated with or materially financially interested in the person attempting to obtain control of the company).

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

Disclosure of interests in ordinary shares. The Articles provide for the disclosure of interests in the company's ordinary shares by reference to the Companies Act provisions mentioned above, with specified variations. Under these provisions as currently in force, if a person acquires an 'interest' (as defined therein, in a manner similar but not identical to the definition under the Articles) in voting shares of a public company amounting to 10% or more of the voting shares of any class, or if he increases or reduces such holding by at least 1% or if he ceases to have such holding, he is obliged to notify the company within two days of the day on which he acquired 10% or any such change in his interest took place. Further, if his interest is a 'material interest' (defined as meaning all interests in shares subject to certain exceptions, including for interests arising by virtue of certain investment management arrangements) the 10% referred to above is reduced to 3%.

The Articles provide for disenfranchisement of shares which are the subject of a notice under section 212 of the Companies Act (which allows a company to require disclosure of certain details concerning ownership of its shares) if the person served with the notice is in default in answering it. The Articles also provide for the imposition of restrictions on transferability of the shares concerned and on the right to receive dividends if such shares represent at least 0.25% of the class concerned. Such restrictions cannot, however, be imposed until the expiry of 14 days. Any such restrictions cease if the shares concerned are sold pursuant to a takeover offer or to an unconnected third party or through the London Stock Exchange. The restrictions on transferability only apply to certificated shares. Where a holder of uncertificated shares is in default in answering a section 212 notice, the Articles provide that the Founders Share Company may require the Group's directors to apply to the Court for such order as may be appropriate.

Disenfranchisement and disposal of excess interests. Subject to certain exceptions described below, certain restrictions apply to persons that become 'interested' (as defined in the Articles) in 15% or more of the company's ordinary shares. If any person becomes interested in 15% or more of the company's outstanding shares (the Relevant Shares), the directors are required to serve a Restriction Notice on that person, on any other person known to the directors to have an interest in the Relevant Shares and, if different, on the registered holder of the Relevant Shares. While a Restriction Notice in respect of Relevant Shares is in force, a registered holder of the Relevant Shares is not entitled to attend or vote, either in person or by proxy, at any general meeting or at any meeting of the holders of any class of Reuters shares. In addition, a Restriction Notice will require such person to dispose of any Relevant Shares exceeding the 15% limit and supply evidence that such disposal has occurred within 21 days or such longer period as the directors consider reasonable. If such disposition is not made within the specified period, the directors must as far as they are able, dispose of any shares exceeding the 15% limit. Under the Articles, any belief, resolution, decision or action of the directors held, made or taken pursuant to any of the provisions concerning restrictions on ownership shall be conclusive, final and binding on all persons concerned and may not be challenged on any grounds whatsoever.

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

Under the Companies Act, the directors are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in the Articles or given by its shareholders in general meeting, but which in either event cannot last for more than five years. The Companies Act imposes further restrictions on the issue of equity securities for cash other than issue by way of rights to existing shareholders unless the statutory requirement is displaced or modified by the shareholders in general meeting or under the company's Articles.

At the company's annual general meeting to be held on 17 April 2003, a resolution will be proposed to authorise the directors to allot relevant securities, as defined in the Companies Act, including any equity securities, up to an aggregate nominal amount of £135,889,452 until the earlier to occur of the annual general meeting in 2004 or 16 July 2004. The resolution will also authorise equity securities, as defined in the Companies Act, to be issued within this limit by way of a rights offer, or otherwise pro rata to existing shareholders, but other issues of equity securities, except for shares issued pursuant to employee share schemes, will be limited to an aggregate of £17,906,540 in nominal value.

Subject to applicable provisions of English law, the company may purchase its ordinary shares. Currently, it has general authority to repurchase up to 143,206,517 ordinary shares at prices ranging from 25 pence to 5% above the average of the middle market quotations taken from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made. At the annual general meeting on 17 April 2003, a resolution will be proposed to increase this authority to 143,252,325 ordinary shares.

Rights in a winding up
If Reuters Group PLC is wound up, the liquidator may, with the authority of an extraordinary resolution, divide among the holders of ordinary shares and the Founders Share, pro rata to their holdings, the company's assets (after satisfaction of liabilities to creditors), provided, however, that the Founders Share Company may receive up to £1 and no more.

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

The company can increase its share capital by ordinary resolution in conformity with the provisions of the Companies Act. However, new shares cannot have voting rights, which are not identical to those of ordinary shares without the prior written consent of the Founders Share Company. Furthermore, the company may issue shares with preferred and other special rights or restrictions, provided that the prior written consent of the Founders Share Company has been sought for issuing any shares with rights not identical to those of ordinary shares. The company can consolidate, divide and cancel any of its shares (other than the Founders Share) by extraordinary resolution and can reduce its share capital (other than the Founders Share).

– Page 77 –

Annual general meetings and extraordinary general meetings
Annual general meetings must be convened upon advance written notice of 21 days. An extraordinary general meeting must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The notice must specify the nature of the business to be transacted if it is other than routine business or if an extraordinary or a special resolution is proposed. The notice may also specify a time, not more than 48 hours prior to the time fixed for the meeting, by which a person must be entered on the company's register in order to have the right to attend and vote at the meeting.

Limitations on voting and shareholding
There are no limitations imposed by English law or the company's Articles on the right of non-residents or foreign persons to hold or vote ordinary shares or ADSs, other than the limitations that would generally apply to all of the company's shareholders.

MATERIAL CONTRACTS

Instinet/Island merger agreement
In June 2002 Instinet entered into a merger agreement with Island ECN. The agreement provided for Instinet to acquire Island ECN for an aggregate of approximately 86 million shares of, and options and warrants to acquire shares of, Instinet common stock. The agreement also contemplated the payment of a US$1.00 per share dividend by Instinet to its stockholders prior to the completion of the merger. In connection with the merger agreement, Reuters entered into various stockholder and corporate agreements with Instinet and certain stockholders of Island providing for, among other things, director nomination rights and voting, restrictions on purchases, sales and issuances of Instinet shares, approval rights regarding certain transactions, and registration rights. Pursuant to these provisions, Reuters is restricted from transferring its Instinet shares until September 2003, and, with certain exceptions, is limited in acquiring additional shares of Instinet without the consent of Instinet's Board until September 2005, subject to earlier termination in some circumstances.

Bridge acquisition agreement
In 2001 Reuters entered into an asset purchase agreement with Bridge Information Systems, Inc. and certain of its subsidiaries, many of whom were, together with Bridge Information Systems, Inc., in bankruptcy proceedings under the US Bankruptcy Code. The agreement provided for the purchase of certain assets and businesses from Bridge for cash consideration of approximately £190 million plus the payment of certain liabilities related to contracts to be transferred to Reuters. Under the agreement, Reuters agreed to pay Bridge up to £7 million a month from 1 July 2001 until closing (which occurred in September 2001), and also to provide financing in the form of convertible debt to Bridge's network provider, Savvis, of up to an average of £5 million a month from May 2001 through to closing.

Savvis network services agreement
In connection with the Bridge acquisition Reuters entered into a binding term sheet with Savvis, Bridge's network service provider, under which Savvis agreed to provide internet protocol network services, internet access and co-location services (the Services) necessary to continue network services for the Bridge business and customers Reuters was acquiring. The term sheet was formalised by an agreement entered into by the parties in September 2001. The agreement, which has a five-year term, requires Reuters to purchase a minimum of £67 million worth of Services in the first year of the agreement, £63 million worth of Services in the second year, £59 million worth of Services in the third year and £34 million worth of Services in the fourth and fifth years, subject to adjustment and reduction under certain circumstances. In accordance with the terms of the agreement, the minimum purchase amounts will be reduced by approximately £38 million (applied to later year minimums first), representing the amount of payments made by Bridge to Savvis for Services while the Bridge acquisition was pending. If Savvis does not meet certain required quality of service levels, Reuters is entitled to credits and, in the event of a material breach of such quality of service levels, Reuters is entitled to terminate the agreement.

Radianz – joint venture with Equant
In 2000 Reuters established with Equant a joint venture company (Radianz) to offer secure internet protocol network services to the financial services industry. Reuters has transferred substantially all of its telecommunications network assets into Radianz and now owns 51% of Radianz. To secure the long-term availability of the Radianz network, Reuters entered into a Network Services Agreement (the NSA) with Radianz in May 2000. The NSA has an initial term ending on 1 July 2005 and thereafter remains in full force and effect for successive one-year periods unless terminated by either party. Among other things, either party may terminate the NSA after the end of the initial term by one party giving not less than six months' notice which expires at the end of the initial five-year period or any subsequent renewal year. On termination, Radianz has agreed to provide reasonable assistance to Reuters to ensure that Reuters can migrate the services from Radianz to a third-party company.

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

Reuters has generally agreed to continue to use Radianz for its network services in support of global and strategic products during the term of the agreement. Detailed provisions in respect of rates and charges have been agreed between Radianz and Reuters which are believed to be competitive with the cost of reasonably comparable services. Radianz has agreed that it shall provide the network services to Reuters on terms which are no less favourable than reasonably comparable services offered to any other customer of Radianz, and Reuters has agreed to spend an agreed amount with Radianz annually.

Multex
 The company, one of its wholly owned subsidiaries and Multex.com, Inc. have entered into a merger agreement providing for the acquisition by Reuters of all of the outstanding equity of Multex at US$7.35 per share. The agreement provides for the company's subsidiary to make a tender offer under the United States securities laws for all outstanding shares of Multex. The tender offer commenced on 26 February 2003, and its expiration date is 25 March 2003, subject to extension in certain circumstances. Pursuant to the agreement, the tender offer is subject to a number of customary conditions, including receipt of standard regulatory approvals, and the tender of sufficient shares for Reuters to obtain at least a majority of Multex's fully diluted shares when added to the 6% interest it already holds. Multex's Chief Executive Officer and members of its senior management, who collectively hold approximately 3.7% of Multex's shares not including options, have committed to support the deal by entering into a tender and voting agreement with the company obligating them to tender their shares, subject to certain exceptions. Subject to its completion, the tender offer will be followed by a merger in which all remaining Multex shareholders will receive the same per share price (subject to appraisal rights to the extent properly exercised) and Multex will become an indirect wholly-owned subsidiary of the company. The agreement provides for customary termination rights for the company and Multex and the payment by Multex of a US$5.5 million fee to the company if the agreement is terminated under certain circumstances. Under the merger agreement, certain of Multex's outstanding employee options with an exercise price less than the US$7.35 per share acquisition price and which are scheduled to vest through 2004 will be cancelled upon completion of the merger and holders of the options will instead be entitled to receive, on the date that their options would have vested, ordinary shares of the company with a value, calculated as of the date of the merger, equal to the difference between the acquisition price and the exercise price of the options (which difference amounts to approximately US$9 million (£6 million) in the aggregate). If the value of the ordinary shares has declined between the date of the merger and the date received by the applicable employees, the shortfall will be paid to the applicable employees by Reuters in cash. The net cash cost to Reuters of acquiring the Multex shares, other than the 6% interest already held by Reuters, is expected

– Page 78 –

to be approximately US$195 million (£121 million) on a fully diluted basis, net of exercise prices of all outstanding options and warrants with an exercise price below the acquisition price including the options described above, and after taking account of estimated transaction costs and cash estimated to become available to Reuters as a result of the acquisition (based on cash balances as of 31 December 2002).

For a more detailed summary of the merger agreement, the Multex acquisition, and related matters, see the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed by the company with the SEC on 26 February 2003, and amendments thereto.

INFORMATION FOR US SHAREHOLDERS

Exchange control
Under English law and the Articles, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their ordinary shares in the same manner as UK residents or nationals.

There are currently no UK foreign exchange control restrictions on remittances of dividends to non-resident holders of ordinary shares or on the conduct of Reuters operations.

Exchange rates The following table sets forth, for the periods indicated, the average or the high and low Noon Buying Rates for pounds sterling in US dollars per £1.

Fiscal year ended 31 December		Average*

1998		1.66
1999		1.62
2000		1.52
2001		1.44
2002		1.51
2003 (to 24 February)		1.62

Month	High	Low

August 2002	1.57	1.52
September 2002	1.57	1.53
October 2002	1.57	1.54
November 2002	1.59	1.54
December 2002	1.61	1.56
January 2003	1.65	1.60
February 2003 (to 24 February)	1.65	1.59

*The average exchange rates have been calculated using the Noon Buying Rates on the last trading day of each calendar month during the period.

On 24 February 2003 the Noon Buying Rate was US$1.59 per £1.

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

For the effect on the Group's results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenditures are made by Reuters Group, see operating and financial review on page 32.

Taxation information for US shareholders
The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to acquire the company's ordinary shares or ADRs. The following summaries of UK and US tax laws are based on current tax laws, current UK Inland Revenue published practice and the terms of the UK/US double tax treaty currently in effect (the Treaty) and the New Treaty (as defined below), as appropriate, all of which are subject to change at any time, possibly with retrospective effect.

1. UK taxation consequences
 UK taxation of dividends – refund of tax credits
Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by the company. A shareholder that is a company resident for tax purposes in the UK will not generally be taxable on any dividend it receives from Reuters.

A shareholder who is an individual resident for tax purposes in the UK is entitled to a tax credit on cash dividends paid by the company on ordinary shares equal to one-ninth of the cash dividend or 10% of the dividend plus the tax credit. Such shareholder will be taxable on the total of the dividend and the related tax credit, which will be regarded as the top slice of the shareholder's income. The tax credit may be set off against a UK resident individual shareholder's total income tax liability, but no cash refund will be available, save that where ordinary shares are held in Personal Equity Plans and Individual Savings Accounts, the tax credit on dividends received into such accounts before 6 April 2004 will generally be repayable.

Under the Treaty, a US holder (as defined under 'US taxation consequences') is entitled, in principle, to receive a payment from the UK Inland Revenue in respect of a dividend from the company in an amount equal to the tax credit to which a UK resident individual is generally entitled in respect of the dividend. However, the entitlement is subject to a deduction withheld under the Treaty. In this case, the amount of such deduction will be equal to the tax credit amount i.e., one-ninth of the dividend received. As a result, a US holder will not receive any payment from the UK Inland Revenue in respect of a dividend from the company but will have no further UK tax to pay in respect of that dividend either.

Special rules apply for the purposes of determining the tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the company's voting stock.

The UK and US in 2001 entered into a new tax treaty (the New Treaty) which has now been ratified by the UK Parliament and is awaiting ratification by the US Senate before its provisions come into force. It is not known precisely when these procedures will be completed, but it is expected to be some time in 2003. Once the New Treaty comes into force, US holders will have no entitlement to claim any tax credit from the UK Inland Revenue in respect of dividends as described above. There will be no further UK tax to pay in respect of cash dividends received from the company. See 'US taxation consequences – US taxation of dividends'.

UK taxation of capital gains
The following categories of US persons may be liable for both UK and US tax in respect of a gain on the disposal of ordinary shares or ADRs: (i) US citizens resident or ordinarily resident in the UK, (ii) US corporations resident in the UK by reason of their business being managed or controlled in the UK and (iii) US citizens or corporations which are trading or carrying on a profession or vocation in the UK through a branch or agency or, in respect of corporations for accounting periods beginning on or after 1 January 2003, through a permanent establishment and which have used, held or acquired the ordinary shares or ADRs for the purposes of such trade, profession or vocation of such branch or agency or permanent establishment. However, subject to applicable limitations and provisions of the Treaty, such persons may be entitled to a tax credit against their US federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains (as the case may be) which is paid in respect of such gain.

Under the New Treaty, capital gains on disposals of ordinary shares or ADRs will generally be subject to tax only in the jurisdiction of residence of the relevant holder as determined under both the laws of the UK and the US and as required by the terms of the New Treaty.

The New Treaty also contains an anti-avoidance rule which will be relevant to individuals who are residents of either the UK or the US and who have been resident of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of shares or ADRs. The New Treaty

– Page 79 –

provides that, in such circumstances, capital gains arising from the disposal may be subject to tax not only in the jurisdiction of which the holder is resident at the time of the disposal, but also in that other jurisdiction.

UK inheritance tax
An individual who is domiciled in the US for the purposes of the UK/US estate and gift tax convention and who is not a national of the UK for the purposes of that convention, generally will not be subject to UK inheritance tax in respect of ordinary shares or ADRs on the individual's death, or on a transfer of ordinary shares or ADRs during the individual's lifetime. However, the individual will be subject to UK inheritance tax if the ordinary shares or ADRs are part of the business property of a permanent establishment of the individual in the UK, or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ordinary shares or ADRs held in trust. In the exceptional case, where the disposition is subject both to UK inheritance tax and to US federal gift or estate tax, the convention generally provides for any tax paid in the UK to be credited against tax liable to be paid in the US, or for tax paid in the US to be credited against the tax payable in the UK, based on priority rules set out in the convention.

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

2. US taxation consequences
The following is a summary of the material US federal income tax consequences of the ownership of ordinary shares or ADRs by a US holder that holds the ordinary shares or ADRs as capital assets and does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For the purposes of this discussion, a 'US holder' is any beneficial owner of ordinary shares or ADRs that is (i) a citizen or resident for tax purposes of the US, (ii) a corporation organised under the laws of the US or any US State, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

US taxation of dividends
The dividend paid by the company generally will be included in the gross income of a US holder as ordinary income for US federal income tax purposes. The amount of dividend includable in income of a US holder includes any UK tax withheld from the dividend payment and amounts in respect of the UK tax credit. Such dividend will not be eligible for the dividends-received deduction generally allowed to US corporations with respect to dividends from other US corporations. The amount of the dividend distribution includable in income of a US holder will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date such dividend distribution is includable in the income of the US holder, regardless of whether the payment is in fact converted into US dollars.

The UK withholding tax will be eligible, subject to generally applicable limitations, for credit against the US holder's US federal income tax, assuming such holder is eligible for the benefits of the Treaty and elects to have the Treaty apply to such dividends. Subject to certain limitations, for foreign tax credit limitation purposes, the dividend will be income from sources outside the US, but generally will be treated separately, together with other items of 'passive income' (or, in the case of certain holders, 'financial services income'). In general, in the case of eligible US holders, subject to certain limitations, the UK withholding tax as determined by the Treaty (i.e., an amount equal to one-ninth of the cash dividend) will be treated as a foreign income tax that is eligible for credit against the US holder's federal income tax. To qualify for such credit, US holders must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with their tax return, in addition to any other filings that may be required. US holders should consult their tax advisers as to the application of the foreign tax credit rules and their eligibility for Treaty benefits in their own circumstances.

If the New Treaty is ratified, US holders will not be entitled to a UK tax credit and accordingly there will be no imposition of UK withholding tax and no associated US foreign tax credit. The New Treaty will generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the New Treaty is ratified. Other provisions of the New Treaty will take effect on the first of January next following the date of ratification. If the New Treaty is ratified, the rules of the Treaty will remain in effect until the effective dates described above. However, a US holder will be entitled to elect to have the Treaty apply in its entirety for a period of 12 months after the effective dates of the New Treaty.

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

– Page 80 –
SUMMARY OF 2002 AND 2001 REVENUE BY QUARTER
£m				2002				2001

Revenue	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Recurring	258	255	247	240	267	259	258	256
Outright	16	20	11	33	10	19	21	46
Usage	14	14	13	13	13	14	13	12

Treasury	288	289	271	286	290	292	292	314

Recurring	188	191	172	175	173	178	166	202
Outright	8	13	10	18	15	15	19	23
Usage	17	17	14	11	1	1	1	21

Investment Banking	213	221	196	204	189	194	186	246

Recurring	174	178	161	161	151	157	159	181
Outright	4	9	9	10	9	9	10	12
Usage	1	1	1	–	–	–	–	1

Asset Management	179	188	171	171	160	166	169	194

Recurring	81	80	74	72	80	84	86	78
Outright	–	1	1	–	2	1	–	4
Usage	1	1	3	1	2	3	3	7

Corporates & Media	82	82	78	73	84	88	89	89

Reuters	762	780	716	734	723	740	736	843
US	118	115	110	126	198	190	150	145
International	35	33	31	24	52	42	38	39

Instinet	153	148	141	150	250	232	188	184
Intra-group	(3)	(2)	(2)	(2)	(3)	(2)	(4)	(2)

Total revenue	912	926	855	882	970	970	920	1,025

– Page 81 –
ELEVEN YEAR CONSOLIDATED FINANCIAL SUMMARY
For the year ended 31 December	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m	1995 £m	1994 £m	1993 £m	1992 £m

Results
Revenue	3,575	3,885	3,592	3,125	3,032	2,882	2,914	2,703	2,309	1,874	1,568
Net interest(payable)/receivable	(20)	(9)	3	(4)	2	80	61	60	51	60	66
(Loss)/profit before tax	(493)	158	657	632	580	626	652	558	510	440	383
Taxation	23	107	136	196	196	236	210	185	162	140	123
(Loss)/profit attributable to ordinary shareholders	(404)	46	521	436	384	390	442	373	347	299	236
Net asset
Fixed assets	1,516	1,963	1,868	1,205	1,098	1,046	1,026	999	687	571	499
Net current (liabilities)/assets	(190)	(134)	(293)	(170)	(577)	790	525	387	176	151	419
Long-term creditors	(354)	(344)	(310)	(284)	(16)	(37)	(41)	(135)	(87)	(32)	(26)
Provisions	(245)	(212)	(112)	(88)	(116)	(120)	(51)	(39)	(36)	(32)	(23)

	727	1,273	1,153	663	389	1,679	1,459	1,212	740	658	869

Tangible fixed assets
Additions	154	276	282	244	296	361	372	304	319	268	199
Depreciation	227	246	276	310	331	312	283	250	221	204	186

Development expenditure	200	294	323	197	200	235	202	191	159	110	79

Free cash flow	40	443	434	402	490	449	494	455	321	224	276

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992

Ratios
(Loss)/earnings per ordinary share	(29.0p)	3.3p	37.1p	30.9p	26.7p	24.0p	27.3p	23.2p	21.7p	18.0p	14.0p
Dividends per ordinary share	10.0p	10.0p	16.0p	14.65p	14.4p	13.0p	11.75p	9.8p	8.0p	6.5p	5.3p
Cash flow per ordinary share¹	3.8p	35.5p	71.5p	71.6p	68.3p	61.0p	60.7p	52.7p	45.6p	40.3p	33.6p
Book value per ordinary share[2]	30.7p	68.2p	73.7p	40.5p	23.3p	99.9p	88.3p	73.7p	44.7p	40.6p	51.2p
Cash flow/book value[3]	12.4%	52.0%	97.0%	176.7%	292.0%	61.0%	68.8%	71.5%	102.0%	99.2%	65.7%
Profit before tax as a percentage of revenue	(13.8%)	4.1%	18.3%	20.2%	19.1%	21.7%	22.4%	20.6%	22.1%	23.5%	24.4%
Return on tangible fixed assets[4]	(80.0%)	7.8%	78.3%	59.1%	48.2%	49.0%	60.0%	55.2%	57.6%	57.2%	53.2%
Return on equity[5]	(58.4%)	4.6%	65.0%	92.2%	78.5%	25.6%	33.7%	34.8%	50.8%	39.5%	29.9%

UK corporation tax rate	30%	30%	30%	30%	31%	32%	33%	33%	33%	33%	33%

Infrastructure
Shares issued (millions)	1,433	1,431	1,429	1,423	1,422	1,694	1,689	1,677	1,668	1,662	1,753
Employees	17,414	19,429	18,082	16,546	16,938	16,119	15,478	14,348	13,548	11,306	10,393
User accesses	493,000	592,000	558,000	520,858	482,380	429,000	362,000	327,100	296,700	227,400	200,800

Notes:

1999 and 2000 have been restated following adoption of FRS 19.

1999 and 2000 have been restated to reflect changes to reporting user accesses in 1999.

1995 and 1996 have been restated to reflect the effect of FRS 10 issued in 1997 which required purchased goodwill and intangible assets to be capitalised and amortised through the profit and loss account.

1992 and 1993 have been restated for the subdivision of every ordinary share of 10 pence each into four new ordinary shares of 2.5 pence each in April 1994.

1992 to 1994 fixed assets have been restated to reflect the effect of UITF abstract 13 issued in 1995.

Free cash flow is defined as net cash inflow from operating activities, before restructuring, plus net interest received less tax paid and expenditure on tangible fixed assets.

Ratios:

1.	Cash flow per ordinary share represents profit before taxation, goodwill amortisation and depreciation divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1992 to 1997 shares in Reuters Holdings PLC held by Group companies are also deducted.

2.	Book value per ordinary share represents adjusted shareholders' equity divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1990 to 1997 shares in Reuters Holdings PLC held by Group companies are also deducted from shares in issue. Adjusted shareholders' equity is calculated after deducting the carrying value of interests in shares of Reuters Holdings PLC (1992 to 1997).

3.	Cash flow/book value represents profit before taxation, goodwill amortisation and depreciation as a percentage of adjusted shareholders' equity.

4.	Return on tangible fixed assets represents profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each year and dividing by two.

5.	Return on equity represents profit attributable to ordinary shareholders divided by the average adjusted shareholders' equity. The average is calculated by adding adjusted shareholders' equity at the start and the end of each year and dividing by two. In 1998 a weighted average has been used to reflect the capital reorganisation.

– Page 82 –
CROSS REFERENCE GUIDE TO FORM 20-F
The information in this document that is referenced in the following table, constitutes Reuters Group annual report on Form 20-F for the year 2002 and shall be deemed to be filed with the Securities and Exchange Commission for all purposes. No other information is included in the 2002 Form 20-F.

Item		Page

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
	Selected financial data	3
	Exchange rates	78
	Capitalisation and indebtedness	n/a
	Reasons for offer and use of proceeds	n/a
	Risk factors	34-35

4	Information on the company
	History and development of the company	4-8
	Principal capital expenditure	7
	Business overview	4-8
	Organisational structure	61
	Property, plant and equipment	8

5	Operating and financial review and prospects
	Operating results	24-33
	Liquidity and capital resources	31-32
	Research and development, patents and licences etc	30
	Trend information	2, 24-33

6	Directors, senior management and employees
	Directors and senior management	10-11
	Compensation	13-21
	Board practices	12, 22
	Employees	42
	Share ownership	21

7	Major shareholders and related party transactions
	Major shareholders	71
	Related party transactions	72
	Interests of experts and counsel	n/a

8	Financial information
	Consolidated accounts and other financial information	see item 17
	Litigation	8
	Dividend policy	26, 74
	Significant changes	none

9	The offer and listing
	Offer and listing details – price history of stock	73
	Plan distribution	n/a
	Markets	73
	Selling shareholders	n/a
	Dilution	n/a
	Expenses of the issue	n/a

– Page 83 –
10	Additional information
	Share capital	n/a
	Memorandum and Articles of Association	74-77
	Material contracts	77-78
	Exchange controls	78
	Taxation	78-79
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	ibc
	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	32-33, 45-47

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Disclosure controls	22

17	Financial statements	n/a
	Report of the auditors	23
	Consolidated profit and loss account for each of the three years in the period ended 31 December 2002 and related notes	36-42
	Consolidated cash flow statement for each of the three years in the period ended 31 December 2002 and related notes	43-47
	Consolidated balance sheet as of 31 December 2002, 2001 and 2000 and related notes	48-61
	Accounting policies	63-64
	Summary of differences between UK and US GAAP and related notes	65-70
	Remuneration report	13-21

18	Financial statements	n/a

– Page 84 –
GLOSSARY
Term used in annual report	US equivalent or brief description

Allotted	Issued

Associated undertakings	Affiliates accounted for under the equity method

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash

Class of business	Industry segment

Combined Code of practice	A set of corporate governance principles and detailed codes of practice

Creditors	Accounts payable

Creditors: Amounts falling due after more than one year	Long-term debt

Creditors: Amounts falling due within one year	Current liabilities

Debtors	Accounts receivable

Destination (of revenue)	The geographical area to which goods or services are supplied

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Origin (of revenue)	The geographical area from which goods or services are supplied to a third party or another geographical area

Profit	Income

Profit and loss account (statement)	Income statement

Profit and loss account reserve (under 'capital and reserves')	Retained earnings

Profit attributable to ordinary shareholders	Net income

Proposed dividend	Dividend declared by directors but not yet approved by shareholders

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Stocks	Inventories

Tangible fixed assets	Property and equipment

FINANCIAL DIARY FOR 2003
Tuesday 18 February	Results for year 2002 announced

Wednesday 12 March	Ordinary shares go ex-dividend

Wednesday 12 March	ADSs go ex-dividend

Tuesday 18 March	Annual report posted to shareholders

Wednesday 16 April	First quarter trading statement issued

Thursday 17 April	Annual general meeting Time: 11.30 am Venue: The Congress Centre, 28 Great Russell Street, London WC1B 3LS

Thursday 24 April	Final dividend for 2002 payable to ordinary shareholders on the register as at 14 March 2003

Thursday 1 May	Final dividend payable to ADS holders on the record as at 14 March 2003

Tuesday 22 July	Results for first six months of 2003 announced

Wednesday 30 July	Ordinary shares go ex-dividend

Wednesday 30 July	ADSs go ex-dividend

Wednesday 3 September	Interim dividend for 2003 payable to ordinary shareholders on the register as at 1 August 2003

Wednesday 10 September	Interim dividend payable to ADS holders on the record as at 1 August 2003

Thursday 16 October	Third quarter trading statement issued

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
www.reuters.com

Registered in England No: 3296375

Investor queries
Miriam McKay
London
Tel: 44 (0) 20 7542 7057
Fax: 44 (0) 20 7353 3002
e-mail: miriam.mckay@reuters.com

Nancy Bobrowitz
New York
Tel: 1 646 223 5220
Fax: 1 646 223 5238
e-mail: nancy.bobrowitz@reuters.com

Media queries
Simon Walker
London
Tel: 44 (0) 20 7542 7800
Fax: 44 (0) 20 7542 5458
e-mail: simon.walker@reuters.com

Nancy Bobrowitz
New York
Tel: 1 646 223 5220
Fax: 1 646 223 5238
e-mail: nancy.bobrowitz@reuters.com

Registrar/Depositary:
For dividend queries, duplicate mailings and address changes

Ordinary shares
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
UK
Tel: 44 (0) 870 601 5366
Fax: 44 (0) 870 900 0020

American Depositary Shares
JPMorgan Chase Bank
JPMorgan Service Center
PO Box 43013
Providence RI 02940-3013
USA
Tel: 1 800 428 4237 (for callers within the US)
Tel: 1 781 575 4328 (for callers outside the US)
Fax: 1 781 575 4088

Listings
London Stock Exchange (RTR) Nasdaq (RTRSY)

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date: 18 March 2003	Reuters Group PLC (Registrant) By /s/ Thomas H Glocer —————————— Thomas H Glocer Chief Executive

CERTIFICATIONS

I, Thomas Henry Glocer, certify that:

1.	I have reviewed this annual report on Form 20-F of Reuters Group PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
	b)	Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
	a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.	The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 18 March 2003	By /s/ Thomas H Glocer —————————— Thomas H Glocer Chief Executive

CERTIFICATIONS

I, David John Grigson, certify that:

1.	I have reviewed this annual report on Form 20-F of Reuters Group PLC;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
	b)	Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
	a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.	The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 18 March 2003	By /s/ David Grigson —————————— David Grigson Finance Director

Item 19. Exhibits

1.1	Memorandum and Articles of Association of Reuters Group PLC (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20 -F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997).

4.1	Amended and Restated Asset Purchase Agreement, dated 3 May 2001, by and among Bridge Information Systems, Inc. and Reuters America Inc. and Reuters S.A. (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

4.2	Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proholdco Limited (subsequently renamed Radianz Limited) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2000).

4.3	Network Services Agreement, dated 28 September 2001, between Reuters Limited and SAVVIS Communications Corporation (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10 -Q filed by SAVVIS Communications Corporation on 29 November 2001).

4.4	Syndicated Credit Facility Agreement, dated 17 December 2001, among Reuters Group PLC, HSBC Investment Bank Plc and J.P. Morgan Plc, as mandated arrangers, the financial institutions listed therein and HSBC Investment Bank Plc, as agent (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

4.5	Executive Directors’ Service Contracts (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

4.6	Rules of The Reuters Group PLC Long -Term Incentive Plan 1997 (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

4.7	Rules of the Reuters Group PLC Discretionary Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333 -57266) filed by Reuters Group PLC on 20 March 2001).

4.8	Agreement and Plan of Merger, dated 9 June 2002, among Instinet Group Incorporated, Daiquiri Merger Corporation and Island Holding Company, Inc.(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-32717) filed by Instinet Group Incorporated on 14 June 2002).

4.9	Amended and Restated Agreement and Plan of Merger dated 24 February 2003 by and among Reuters Group PLC, Proton Acquisition Corporation and Multex.com, Inc. (incorporated by reference to the Tender Offer Statement on Schedule TO-T filed by Reuters Group PLC on 26 February 2003).

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report.

10.1	Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 24 February 2003.