Form 20-F
period 2003-12-31
REUTERS GROUP PLC   /ADR/
filed 2004-03-16
CIK 1056084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________

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

Ordinary Shares of 25p each	1,432,540,899
Founders Share of £1	1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                                No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17                               Item 18

Back to Contents

In depth

Reuters Annual Report and Form 20-F 2003

Contents
1	Financial highlights
2	From the Chairman
3	Chief Executive’s review
4	Five and three year summaries
5	Selected financial data
6	Company information
11	Directors’ report
12	Directors and senior managers
14	Corporate governance
17	Remuneration report
25	Statement of directors’
responsibilities
26	Independent auditors’ report to the
shareholders of Reuters Group PLC
27	Operating and financial review
42	Consolidated profit and loss
account
Consolidated statement of total
recognised gains and losses
43	Notes on the consolidated
profit and loss account
49	Consolidated cash flow
statement
50	Notes on the consolidated
cash flow statement

55	Consolidated balance sheet
56	Reconciliation of movements
in shareholders’ funds
57	Notes on the consolidated
balance sheet
71	Balance sheet of Reuters Group PLC
Notes on the balance sheet
of Reuters Group PLC
72	Accounting policies
74	Summary of differences between UK
and US Generally Accepted
Accounting Principles
(GAAP)
77	Notes on summary of differences
between UK and US Generally
Accepted Accounting Principles
(GAAP)
80	Information for shareholders
92	Eleven year consolidated
financial summary
93	Cross reference guide to Form 20-F
95	Glossary
96	Financial diary for 2004
Where to find us

Back to Contents

Financial highlights

Reuters Group

	2003	2002		%
	£m	£m		Change

Revenue	3,197	3,575		(11%	)
Operating profit/(loss)	126	(144)		–
Profit/(loss) before tax	49	(493)		–
Profit/(loss) after tax	27	(516)		–
Return on equity	13.3%	(58.4%	)	–
Net debt	(77)	(66)		17%

Basic earnings/(loss) per ordinary share	3.1p	(29.0p	)	–
Diluted earnings/(loss) per share	3.0p	(29.0p	)	–
Earnings/(loss) per ADS[1,2]	32.9c	(309.4c	)	–
Dividends per ordinary share	10.0p	10.0p		–
Dividends per ADS[1] (see page 83)	60.0p	60.0p		–

1 Each American Depositary Share represents six ordinary shares.
2 A nominal exchange rate of US$1.78= £1 has been used for convenience.

This report comprises the annual report of Reuters Group PLC in accordance with the United Kingdom requirements and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission (SEC) for 2003. A cross reference guide setting out the information in this report that corresponds to the Form 20-F items is provided on pages 93-94.

As used in this report, ‘Reuters Group’ and ‘Group’ refer to Reuters Group PLC and its subsidiary undertakings, including Instinet Group Incorporated (Instinet Group), joint ventures and associates. The ‘company’ refers to the parent Reuters Group PLC. ‘Reuters’ refers to Reuters Group excluding Instinet Group.

The consolidated financial statements of Reuters Group included in this report are presented in pounds sterling (£). On 31 December 2003, the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (Noon Buying Rate) was US$1.78= £1; on 3 March 2004 the noon buying rate was US$1.82= £1. For additional information on exchange rates between the pound sterling and the US dollar, see exchange rates on page 89.

Reuters Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). UK GAAP differ in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between UK GAAP and US GAAP relevant to Reuters Group are explained on pages 74-76.

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations, business and management strategy and plans and objectives. For a discussion of risks associated with these statements see ‘Risk factors’ on pages 40-41.

Reuters, the sphere logo and Reuters product names referred to in the report are trade marks or registered trade marks of the Reuters Group of Companies around the world. Other trade marks of third parties are used in this report for the purpose of identification only.

Reuters Group PLC Annual Report and Form 20-F 2003	1

Back to Contents

From the Chairman

This is my 19th and last annual Chairman’s statement. Some perspective is in order.

First, and most important, I am more confident now than I have ever been that Reuters strategy is matched by its ability to implement. The focusing and transforming process which Tom Glocer and his executive team are so ably managing is absolutely necessary to make Reuters properly competitive in its core business. This, in turn, is a prerequisite for expansion in the financial industry or, for that matter, outside of it. I stressed last year the Board’s belief in management’s performance. Since then a great deal more has been accomplished, as this annual report illustrates. Success with Fast Forward cannot be taken for granted. But the omens are good.

Throughout my time as Chairman two related factors have profoundly affected Reuters strategy and its implementation: Reuters long history as a news agency, prior to its explosive growth in the finance industry; and the Reuters Trust Principles.

The management skills and experience required to run a leading news agency can be characterised as deep but narrow. Nevertheless, the native Reuters management rose exceptionally well to the challenge of rapidly expanding the business to meet the demand generated in the financial markets by the pioneering Reuters electronic network. As a result, profits in the 1980s increased nearly a hundredfold. The 1990s, however, confronted Reuters management with two even more difficult challenges: first, managing and disciplining an organisation far larger than in 1979 and one flushed with success; and, secondly, sustaining Reuters growth as its original competitive edge diminished.

The 1990s were therefore a decade of experiment, learning and adjustment. Forward momentum was maintained but with increasing difficulty in Reuters core business. The Board and executive wrestled with new and large problems in managing the complexity of the business and in responding to competition, to the coming of the internet, and to big changes in the financial industry. Mistakes were made but good things also occurred: Reuters was never seduced by the mirage of ‘the transforming acquisition’; substantial surplus cash was returned to shareholders; and, most important of all, learning from experience continued and led ultimately to the leadership and strategy now in place.

The Reuters Trust Principles, first articulated in 1941 to describe Reuters purpose, stand for objectivity and independence in reporting facts and events. They have remained pervasive in the business ever since, notwithstanding its great expansion in the financial industry. They have been a force for growing Reuters organically and have caused us to be wary of forward integration in the media world, seeing this as a temptation to move from being the servant of truth to being its master. We do acknowledge, however, that mastery does not necessarily mean manipulation; and that opinion can be unbiased. The Reuters Trust Principles will not deter evolution of Reuters strategy but objectivity and independence in reporting and communication will remain paramount.

I warmly welcome my successor, Niall FitzGerald, who brings great international perspective and commercial experience, and I thank all my Board colleagues over the years for their unfailing support, especially John Craven for his valuable assistance in the task of leading the Board. I also gratefully acknowledge on the Board’s behalf the patience, commitment and skill shown by all those working for the continuing health and development of Reuters, in which I have great confidence.

Sir Christopher Hogg
Chairman

2	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Chief Executive’s review

I shall remember 2003 as the year in which our Fast Forward transformation programme was launched and we began to see the first signs of its benefits in our product line, customer service and cost base.

Chris Hogg, in his last Chairman’s statement, has stated his confidence in our future and the importance of the Reuters Trust Principles in shaping our history. Were he a less modest man he would have allowed me to pay him the tribute he deserves in these pages.

My challenge remains how to transform Reuters, not only our cost base and products, but also our culture, without damaging the core values which sustain us: the pursuit of truth, freedom from bias, objectivity and global perspective. In 2003 I began to see the evidence that this was indeed possible.

In terms of financial results, we returned the Group to profit, while exceeding our Fast Forward savings targets and improving the operating margin (pre-restructuring) of the core Reuters business. The dividend, which at the beginning of the year many feared could not be maintained, was covered by Reuters earnings and operating cash flow.

In the product line, we fulfilled an interim Fast Forward goal of taking the number of information products down from a confusing 1,300 to 550 and we introduced a host of new products to enthusiastic market reception. New versions of 3000 Xtra and BridgeStation convinced customers that we have a strong premium tier offer, and we sold 18,000 new units of 3000 Xtra. In the mid tier, we introduced the easy-to-use Reuters Trader and Reuters Knowledge and integrated the targeted products we obtained in the Multex acquisition. Finally, we made great strides in our Enterprise business by establishing the role of Reuters Market Data System as the market standard in trading room systems and achieving strong growth in our risk management and enterprise information products.

2003 was also the year in which we reversed a trend of recent years and significantly improved Reuters customer service, as borne out by objective client feedback through our customer satisfaction index. This is one facet of culture change at Reuters which I will pursue without apology.

As part of the Fast Forward drive to simplify and streamline Reuters business, we made considerable progress in the portfolio, selling or closing 17 non-strategic units in 2003, 73 since the beginning of 2002, and concentrating our efforts on our four principal holdings: Factiva, Instinet Group, Radianz and TIBCO Software Inc. (TSI). In February 2004 we completed the sale of the majority of our interest in TSI, realising US$563 million (£311 million) in net proceeds which we applied to strengthen the Reuters balance sheet. We continue to work closely with the remaining large units to build their value, achieve operating synergies with the rest of the Group and ultimately crystallise value for Reuters shareholders.

Despite my positive sense of achievement for the work done in 2003, I have two great regrets. We lost Mazen Dana and Taras Protsyuk, two brave Reuters cameramen, at the hands of US forces in Iraq. While these deaths may be attributed to the ‘fog of war’, I still regret that, despite much trying, I have been unable to do more to protect Reuters and other journalists in war zones.

This unfinished business tempers my sense of accomplishment for 2003 and also puts it in perspective.

Tom Glocer
Chief Executive

Reuters Group PLC Annual Report and Form 20-F 2003	3

Back to Contents

Five year summary

Three year Reuters customer segments
and Instinet Group revenue summary

4	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Selected financial data

The selected financial information set out below is derived, in part, from the consolidated financial statements. The selected data should be read in conjunction with the financial statements and related notes, as well as the Operating and financial review.

The consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. For a summary of the material differences between UK and US GAAP and related information relevant to Reuters Group, see pages 74-79 of this report.

Consolidated profit and loss account
for the year ended 31 December

	Notes	2003		2002		2001	2000	1999
	below			£m (except per share data)

Amounts in accordance with UK GAAP:
Revenue		3,197		3,575		3,885	3,592	3,125
Operating profit/(loss)		126		(144)		302	411	549
Profit/(loss) on ordinary activities before taxation		49		(493)		158	657	632
Profit/(loss) on ordinary activities after taxation		27		(516)		51	521	436
Basic earnings/(loss) per ordinary share		3.1p		(29.0p	)	3.3p	37.1p	30.9p
Diluted earnings/(loss) per ordinary share		3.0p		(29.0p	)	3.2p	36.5p	30.4p
Basic earnings/(loss) per ADS		18.5p		(173.8p	)	19.7p	222.8p	185.7p
Diluted earnings/(loss) per ADS		18.2p		(173.8p	)	19.3p	219.1p	183.1p
Dividends declared per ordinary share	1	10.0p		11.1p		11.1p	17.8p	16.3p
Dividends declared per ADS:	1
Expressed in UK currency		60.0p		66.7p		66.7p	106.7p	97.7p
Expressed in US currency	2	103.2c		105.1c		95.6c	157.7c	154.6c
Weighted average number of ordinary shares (in millions)		1,396		1,395		1,404	1,404	1,409

Amounts in accordance with US GAAP:
Revenue		3,383		3,771		4,045	3,704	3,182
Operating (loss)/profit		(21)		(293)		(217)	458	426
(Loss)/income before taxes on income		(73)		(255)		205	652	622
Net (loss)/income		(38)		(127)		92	534	451
Basic (loss)/earnings per ordinary share		(2.7p	)	(9.0p	)	6.6p	38.0p	32.0p
Diluted (loss)/earnings per ordinary share		(2.7p	)	(9.0p	)	6.5p	37.4p	31.6p
Basic (loss)/earnings per ADS		(16.3p	)	(54.3p	)	39.5p	228.1p	192.1p
Diluted (loss)/earnings per ADS		(16.3p	)	(54.3p	)	38.7p	224.3p	189.5p
Dividends declared per ordinary share	1	10.0p		11.1p		18.0p	16.3p	16.3p
Dividends declared per ADS:	1
Expressed in UK currency		60.0p		66.7p		108.0p	97.7p	97.7p
Expressed in US currency	2	105.1c		99.6c		155.3c	150.8c	156.4c
Weighted average number of ordinary shares (in millions)		1,396		1,395		1,404	1,404	1,409

Consolidated balance sheet data
at 31 December

		2003		2002		2001	2000	1999
		£m		£m		£m	£m	£m

Amounts in accordance with UK GAAP:
Total assets		2,943		3,524		4,538	3,870	2,714
Long-term debt and provisions for
charges (excluding deferred tax)		663		572		526	394	349
Net assets		481		727		1,273	1,153	663
Shareholders’ equity		286		496		1,109	1,153	663
Share capital		358		358		358	357	355

Amounts in accordance with US GAAP:
Total assets		3,000		3,510		4,373	3,783	3,173
Long-term debt		568		552		572	458	362
Net assets		447		770		1,125	1,186	1,109
Shareholders’ equity		245		528		959	1,186	1,109

1.	Under UK GAAP dividends declared are those declared in respect of the year for which selected financial data is presented. Under US GAAP dividends declared are those formally declared within each calendar twelve-month period. Dividends declared for 1999-2002 include UK tax credits. Dividends declared for 2003 exclude UK tax credits. Amounts receivable could be higher for US shareholders who have elected to retain the benefits of the old US/UK tax treaty. For further information relating to dividends and the UK taxation of dividends see pages 83 and 89.
2.	Dividends expressed in US$ have been converted at the actual exchange rates used in the payment of dividends to US shareholders, except that the final dividend declared in respect of 2003, payable to US ADS holders on 6 May 2004, has been converted at the Noon Buying Rate on 3 March 2004 for convenience.

Reuters Group PLC Annual Report and Form 20-F 2003	5

Back to Contents

Company information

Business overview
The Reuters Group includes the core Reuters information business and Instinet Group, a 63% owned public subsidiary, which operates the largest global electronic agency securities brokerage.

Reuters, the global information company, provides information and software applications tailored for professionals in the financial services, media and corporate markets. Reuters information is trusted and drives decision making across the globe based on Reuters reputation for speed, accuracy and independence. At 31 December 2003, Reuters had 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries. Instinet Group had approximately 1,200 employees in eight countries. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters strategy
In February 2003, Reuters launched Fast Forward, a three-year programme intended to strengthen Reuters core information business and address the impact of structural changes in the financial services industry. The six principal components of the Fast Forward programme and their achievements to date are:

1	Make Reuters information indispensable, by acquiring new content and improving the quality and usability of existing content. During 2003, Reuters added new company fundamental data and investment research through its acquisition of Multex. Other significant information enhancements included JJ Kenny non-taxable municipal securities data and exclusive distribution rights to GFI’s credit default swaps prices. In addition, fund managers can now use Barra™, the leading source of buy-side risk analytics, to do pre-trade risk analysis on their Reuters 3000 Xtra and BridgeStation workstations. During 2003, JP Morgan Chase and Deutsche Bank started to use Reuters as a neutral distribution partner for their trading applications, and CSFB is working with Reuters to distribute its fixed income data and analytics. Reuters also signed agreements to allow interoperability for users of Reuters Messaging with users of AOL, IBM, Lotus and Microsoft’s instant messaging services.

2	Move to a new business architecture and business operating model, radically simplifying the way products are delivered by the use of simpler business processes and migration over time to a single, global technology platform. During 2003, Reuters made good progress in this area and began rolling out next generation products and services.

3	Simplify and segment the product line, supplying the right product at the right price to profitable target markets worldwide. Since March 2002, Reuters has withdrawn approximately 750 products from sale leaving some 550 today, with another 150 products to be removed by the end of 2004. By the end of 2005, Reuters aims to have highly segmented desktop information and transaction products designed for specific workflow requirements of its target customer segments. Reuters segmented product line took shape during 2003 with the launch of Reuters Trader, a mid-tier product for sales and trading professionals, and Reuters Knowledge for the research and advisory community.

4	Focus our solutions business around our core areas of expertise – risk management, market data distribution systems and treasury solutions. Reuters announced in February 2003 that it would no longer sell systems integration and custom development consulting and, as a result, eliminated several hundred consulting roles and obsoleted sub-scale software products. In October 2003, Reuters entered into a new commercial agreement with TIBCO Software Inc. (TSI), and announced its intention to reduce its 48% stake in that company. In February 2004, Reuters reduced its stake to 8.8% through a combination of a public offering and a sale of shares back to TSI for aggregate net proceeds of approximately £311 million. Reuters will phase out its role as a general reseller of TSI products through March 2005, but retains exclusive rights to sell market data systems and risk management products for the financial services market until May 2008. In October 2003, Reuters and Accenture announced that Accenture will supply systems integration services for Reuters products globally, giving Reuters customers access to Accenture’s skilled consultancy team and creating an additional sales channel for Reuters products.
5	Reduce and reshape our cost base, redirecting investment into key areas such as customer service and new product development, reaping the benefits of global scale, reducing staff costs and driving higher operating margins through greater scalability. Reuters delivered £75 million of net cost savings from Fast Forward in 2003, and remains focused on delivering a total of £440 million annualised cost savings by the end of 2005. While Reuters continues to add staff in key areas of focus such as client training, front line customer support and the new development centre in Bangkok, over 1,500 people left Reuters during 2003.

6	Reinvigorate culture and behaviour. Reuters focus on a simpler and more competitive product line, combined with a commitment to improving customer service, is starting to show results. Customer satisfaction improved for two successive quarters in the latter part of 2003. Reuters remains focused on delivering further and sustained improvements in this area. Moreover, Reuters has announced that it will move the majority of its London staff from various office locations to Canary Wharf in 2005, having seen its New York operation become more aligned and customer service oriented when it moved to a single office in Times Square. In addition to the similar benefits of having most of its London staff under one roof, Reuters expects to generate annual cost savings of £5 million from the move.

Reuters markets drive its organisational structure
Reuters operates its business through customer segments, geographic sales and service channels and shared resources to build, deploy and support the products and services its customers need.

Customer Segments. Effective from 1 January 2004, Reuters has refined the structure of its segments to more closely match the communities they service. The Treasury Services, Asset Management, Investment Banking and Corporates and Media segments have been re-aligned into the following four customer segments based on the shared needs and requirements of the customers that Reuters serves: Institutional Sales & Trading, Asset Management & Research, Enterprise and Media. These communities are reinforced by the growth in the use of Reuters Messaging as a key communication tool. Revenues for the three years to 31 December 2003 are analysed in accordance with the previous segment structure in the Operating and financial review on pages 34-35 and in note 1.

Institutional Sales & Trading focuses on Reuters core business among its sales and trading end-users dealing in the foreign exchange, fixed income, equities, commodities and energy and related markets. This segment concentrates on both the buy-side and the sell-side of the trade, delivering world class cross-asset trading data, news, analytics and transactions capability.

Asset Management & Research focuses on supporting end-users such as portfolio managers, wealth managers, investment bankers and research analysts, who are making complex financial decisions outside the core sales and trading environment. The strategy for growth is built on key new products and capabilities that have been delivered within the Knowledge and Wealth Manager product families described below. In addition, Barra™ risk analytics are now included in the top tier Xtra family of products and Reuters Portfolio Management System.

Enterprise targets the complete business enterprise as a customer, as distinct from the end-user. As such, this segment focuses on Reuters business in enterprise information distribution systems (Reuters Market Data System and real-time datafeeds), risk and enterprise information products (EIP). EIP, which includes non real-time datafeeds covering end-of-day and intra-day instrument prices, corporate actions, price histories, terms and conditions and reference data, is targeted as being one of the major growth areas in 2004.

Media focuses on Reuters wholesale media business, serving the needs of the world’s newspapers, television and cable networks, radio stations, websites and consumers, as well as working to create a new avenue of growth for Reuters in direct-to-consumer products, principally through reuters.com.

6	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Products and services
Close to half a million financial professionals across the globe each day receive market data, in-depth news, quotes, statistics and analytics on financial and commodities markets from Reuters. Known for its expertise in journalism, Reuters is also the largest financial information provider in the world with annual sales of £2.7 billion in 2003.

Relying on its considerable experience in the financial information industry and incorporating advanced technologies, Reuters has played an important role in redefining this rapidly changing industry and, as a result, provides a wide range of products and services that offer content, analytics, communities and openness to help customers succeed.

Reuters products and services deliver information and allow customers to view, manage, manipulate and engage in transactions based on it. Financial information is collected from an array of sources such as exchanges, over-the-counter markets, research services and other contributors such as energy and fixed income providers, as well as from Reuters own news, research and data operations, and is available through various delivery platforms such as workstations, datafeeds and internet solutions. Customers can engage in foreign exchange and money markets transactions with access to a community of approximately 17,000 traders, and can use Reuters large order routing network to gain electronic access to a variety of brokers. In addition, Reuters offers enterprise solutions to help customers better manage risk, trade processing, financial content and internal business processes throughout their organisation.

Product families. To deliver on the Fast Forward initiative to simplify and segment its product line, Reuters has grouped its desktop information and transaction products into four product families aligned with distinct customer needs and communities, and is working to reduce its desktop offerings to under 50 by the end of 2005. All desktop information and transactions products are being grouped into one of four ‘product families’, with a distinct brand and set of attributes, and serving the needs of a distinct set of customers as defined by the customer segments:

Xtra – This product family is targeted at the most sophisticated end-users, such as those within sales and trading and portfolio management. It includes cross-asset class information, advanced integrated analytics and transactional capabilities, extensive customisability, the ability to import and integrate proprietary or third party data or analytics; and the ability to take content out of the Reuters desktop for further manipulation and analysis. Users are provided with both ready-made models and decision-making tools. There are currently a number of products in this family with all or most of these capabilities, but it is planned to migrate eventually to a single offer with a small variety of optional extras. The Xtra family is primarily targeted to and managed by the Institutional Sales & Trading segment, but also complements the Asset Management & Research segment’s portfolio of products.

Trader – This product family is targeted at sales staff and traders who do not need the sophistication and full integration capability offered in the Xtra family. The Trader family includes a number of current and recently launched offerings, sold as Reuters Trader, and ultimately will include a variety of segmented products to serve the needs of a majority of Institutional Sales & Trading customers on the trading floor and other users who focus on domestic and regional financial instruments.

Knowledge – This product family is targeted at the research and advisory business (including investment bankers and analysts), portfolio managers, and others focused on company-specific research. Products such as Reuters Knowledge offer an integrated package of both public and proprietary fundamental content that supports company-specific analysis, along with basic access to markets information, news and other content. There are currently three product packages targeted to distinct end-user groups: investment banking, portfolio managers and corporate clients.

Wealth Manager – This family of products is designed for private client advisors of affluent and high net worth individuals, as well as retail brokers. These customers focus more on portfolio information and managing relationships with their clients than on real-time trading information. They require products with a high degree of integration with their in-house systems. The Wealth Manager family includes portfolio management and both global and domestic market intelligence products.

Subscribers
Reuters products and services are generally billed by reference to the number of user accesses to datafeeds, portable devices and terminals. The number of accesses for Reuters at the end of the last three year’s are shown below:

		31 December

000s	2003	2002	2001

Premium products*	103	93	84
2000/3000 series	70	98	134
Mid and lower tier	254	302	374

Total	427	493	592
*Premium products include 3000 Xtra, Dealing and BridgeStation.

Geographic sales and service channels
Reuters serves its customers through a global sales and service channel split into regions: (the Americas; Europe, Middle East and Africa; and Asia Pacific), and the Focus Group Accounts which serve Reuters very largest global customers. Locally, members of the sales and service teams work with customers to build global and local relationships and to identify the correct product solution to meet customer needs. Through regular training visits our customer training staff work with end-users to ensure they get full value from the products they use. In addition to the local support, Reuters provides end-users with 24/5 help desk service and pro-active telephone support out of three regional support hubs, one based in each of the time zones. All sales channels fulfil a crucial role supplying feedback to the customer segments on how products are working and how they can be enhanced to meet future customer needs.

Revenues for the three years to 31 December 2003 are analysed by segment on pages 34-35 of the Operating and financial review and by geography and by segment on pages 43-44 in note 1 on the consolidated profit and loss account.

Reuters Centres of Excellence
Reuters future success and profitability depends on its ability to use its global reach and scale to create and deliver fast and accurate information that is free from bias. Support is provided to the business through shared Centres of Excellence providing specialist services. In conjunction with the segment restructuring, these centres have also been restructured and now constitute Operations & Technology, Content and Corporate Services.

Operations & Technology builds and operates Reuters products and services aligned with customer segment strategies. This group manages Reuters data centres, development centres, central systems and distribution networks, including relationships with Reuters major telecommunications suppliers, so that Reuters can offer fast, accurate performance to customers across the world. It includes the Chief Technology Officer, whose role is to drive common architecture and bring innovation into the business through technology leadership, and the Chief Information Officer, whose role is to establish a strong, consistent internal IT strategy across Reuters.

Content brings together all Reuters editorial and data operations, including the acquisition, generation, production, packaging and delivery of news, research, data and other information, whether numerical, textual, graphical, photographic or audio-visual. It includes the editorial group, whose role is to cover and edit the news to the highest standards of accuracy and timeliness so as to meet the needs of Reuters customers. Reuters news has been a benchmark of excellence for more than 150 years and underpins its reputation for speed and accuracy, freedom from bias and global reach. In numeric data operations, Reuters recently opened a major English-language content centre in Bangalore, India to help meet customer demand for new content while at the same time reducing cost. Initial plans are in place to support over 300 roles in Bangalore by the end of 2004, with live production commencing in April 2004.

Reuters Group PLC Annual Report and Form 20-F 2003	7

Back to Contents

Company information continued

Corporate Services provides functional expertise based on globally applied standards for the whole of Reuters. These groups include Finance, Human Resources, Corporate Communications, Business Programmes (which includes the Fast Forward programme) and the General Counsel’s Office (including Legal, Compliance and Internal Audit).

Communications networks, technology and equipment
Reuters uses multiple communications networks for distribution of its products. During 2003, Reuters continued to migrate its main product sets on to global IP-based networks principally provided by Radianz Limited (Radianz), its joint venture with network services provider Equant BV (Equant) in order to deliver greater resilience, speed and capability.

Reuters has major technical centres in five locations, supported by many smaller local data centres. The data centres are linked by communications services provided by Radianz and SAVVIS Communications Corporation (Savvis), using dedicated international communications circuits that rely on satellite links, optical fibre cables and coaxial cables. Radianz leases these circuits from various governmental and private telecommunications operators including Equant. Communications between data centres and subscribers are provided by Radianz in 20 countries and by Reuters directly or third parties elsewhere. For further information regarding Radianz and the relationship between Reuters Group and Radianz, see page 87.

The services agreements with Radianz and with Savvis are important to the Group’s capability to deliver products and services to customers. Although reasonable steps are taken to ensure continuity of service, any failure or interruption of such systems could have a significant effect on the Group’s business (see ‘Risk factors’ on page 40-41). A summary of these network services agreements is given on page 87.

Instinet Group
Instinet Group is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions and execution services for more than 30 years. Instinet Group provides sophisticated electronic trading solutions and execution services to enable buyers and sellers worldwide to trade securities directly and anonymously with each other. Instinet Group also gives its customers the opportunity to use sales-trading expertise and sophisticated technology tools to interact with global securities markets, improve their trading and investment performance and lower their overall trading costs. Through its electronic platforms, Instinet Group’s customers also can access other US trading venues, including Nasdaq, the New York Stock Exchange (NYSE), and almost 30 securities markets throughout the world, including stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. Instinet Group’s customers primarily consist of broker-dealers and institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds.

Since the fourth quarter of 2003, Instinet Group has been implementing a business restructuring plan to establish two distinct business lines:

•	Instinet, the Institutional Broker, which serves US and international institutional customers including customers of Lynch, Jones & Ryan, Instinet Group’s commission recapture subsidiary; and

•	INET SM, Instinet Group’s electronic communications network (ECN) that combines the US broker-dealer order flow of the Instinet ECN and the Island ECN and serves Instinet Group’s US broker-dealer customers. INET also includes its clearing broker, Instinet Clearing Services, Inc.

This reorganisation was substantially completed in February 2004.

Instinet Group completed an initial public offering in May 2001 and its common stock is listed on the Nasdaq Stock Market (symbol INGP.O). As a result of the initial public offering as well as acquisitions in which Instinet Group shares were used as consideration, the largest of which was the purchase of Island ECN in 2002, Reuters Group’s shareholding of Instinet Group is now approximately 63%.

Joint ventures and associates
Reuters principal joint ventures and associates include:

TIBCO Software Inc. TSI provides total business integration solutions delivering infrastructure software that enables organisations to integrate their business systems in real-time. In 1999, TSI completed an initial public offering of its common stock on the Nasdaq Stock Market (symbol TIBX.O).
In October 2003, Reuters announced it had entered into revised commercial arrangements with TSI and intended to reduce its 48% stake in TSI, including an agreement by TSI to repurchase US$115 million worth of its shares from Reuters. On 3 February 2004, Reuters completed a public offering of 69 million TSI shares. The offering and the accompanying repurchase by TSI resulted in aggregate net proceeds of approximately £311 million for a net profit of approximately £155 million, and reduced Reuters stake in TSI to 8.8%. In addition, Reuters no longer has the right to nominate directors to TSI’s board. Reuters Group does not consolidate TSI for accounting purposes and beginning in 2004, will no longer account for TSI as an associate.

Radianz. Radianz, the joint venture with Equant, was formed in 2000 to develop a secure extranet network for use by the financial services industry. Reuters owns 51% of the company, but shares voting control and therefore does not consolidate Radianz as a subsidiary for accounting purposes. Radianz connects all categories of market participants: brokers, institutions, exchanges, custodians, and clearing and settlement houses. During 2003, Radianz continued to grow the number of connections on its RadianzNet service and to demonstrate the cost advantage to customers of consolidating multiple services onto a single connection.

Factiva. Factiva is a 50% owned joint venture with Dow Jones formed in 1999. It provides a broad range of global news and a deep historical archive of business information. Through its products and technology solutions, Factiva enables enterprises to retrieve information and integrate it into their business applications and intranet portals. Factiva’s business information includes Reuters and Dow Jones newswires, plus nearly 8,000 other newspaper and periodical sources and 8,500 business-oriented websites from around the world, delivered in 22 languages. These sources provide current news, historical articles, photographs, market research and investment analyst reports, and stock quotes. Factiva’s primary audience consists of information professionals and researchers, with around 70% of their revenue derived from sources outside the financial services sector. Reuters is a major distributor of Factiva content within the financial services sector. Reuters Group does not consolidate Factiva for accounting purposes.

Competitors
The Group faces significant competition in all market sectors and geographical areas in which it operates.

Competing information products for the financial markets are offered by Bloomberg, Thomson Financial, a division of The Thomson Corporation, Quick Corporation of Japan, Telekurs, IDC, Dow Jones, Sungard, Moneyline Telerate and Factset, plus a number of smaller local and regional competitors.

The Lipper funds information business competes with Morningstar, the Micropal unit of Standard & Poor’s, a division of the McGraw-Hill Companies, Value Line and Thomson Corporation’s CDA Weisenberger.

Reuters foreign exchange spot dealing services compete with the Electronic Broking Service and Bloomberg, which have recently formed an alliance in this area. Reuters money and foreign exchange transaction products also compete with voice brokers in the relevant markets.

Competitors in the supply of risk products and market data systems include Misys, Sungard Data Systems, CSK Software and a large number of other vendors.

Reuters main competitors in the supply of news to the media are Associated Press, Agence France Presse, Dow Jones and Bloomberg News.

Instinet Group competes with the following, among others: market makers and other traditional broker-dealers acting as agent or principal; traditional and electronic trading methods in use on US and international exchanges, including NYSE specialists and the electronic matching systems of international exchanges; the trading platform for the Nasdaq market,

8	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

known as SuperMontage, which enables members of the National Association of Securities Dealers, Inc. (NASD) to trade electronically in Nasdaq quoted stocks; Archipelago Exchange; the NYSE’s institutional Xpress™, NYSE Openbook™ and NYSE Direct™ products; ECNs, alternative trading systems (ATSs), electronic brokers and other electronic trading systems, including BRUT ECN, Bloomberg Tradebook and ITG; automated trade execution services developed by third party vendors for commercialisation in a wide range of financial product markets; commercial banks and other financial institutions; and trading system software companies.

Capital investments, expenditure and divestitures
Since the beginning of 2001, the Group has made a number of acquisitions and has invested in several new and existing businesses including several joint ventures. In chronological order, the principal acquisitions and investments (none of which exceeded a cost of £50 million, save where otherwise stated) were:

•	Diagram fip SA, acquired in March 2001, a major European provider of financial software solutions for the capital markets;

•	ProTrader Group LP, acquired by Instinet Group in October 2001 for total consideration valued at £105 million;

•	Certain businesses of Bridge Information Systems, Inc., acquired in September 2001 for total consideration of £256 million, including interim funding to Bridge and Savvis;

•	Island Holding Company Inc., acquired by Instinet Group in September 2002 for stock consideration having a value at the closing of £194 million;

•	Capital Access International LLC, which provides fixed income holdings information, acquired in November 2002;

•	AVT Technologies Limited, a specialist in foreign exchange transaction technology, acquired in December 2002; and

•	Multex.com, Inc., acquired in March 2003 for £158 million.

Total capital expenditure for acquisitions, investments in joint ventures, associates and other investments during 2003 was £161 million (2002: £317 million, 2001: £519 million).

In October 2001 Reuters sold its interest in VentureOne Corporation, a provider of information and research for the venture capital investment industry, to Wicks Business Information, LLC for a net consideration of £18 million in cash.

Reuters disposed of or closed a total of 56 units in 2002 for consideration totalling £29 million. The principal disposals or closures in 2002 were:

•	London News Radio, in which Reuters held a 20% shareholding, sold in September 2002;

•	Diagram Asset Management and Diagram EDI respectively, two non-core units that were acquired as part of the acquisition of Diagram fip SA in 2001, sold in September 2002 and November 2002 respectively;

•	Sila Communications, in which Reuters held a 40% shareholding, sold in December 2002; and

•	Atriax, which ceased operations during 2002, is currently in the process of being liquidated.

Reuters disposed of or closed a total of 17 units in 2003 for consideration totalling £41 million. The principal disposals in 2003 were:

•	Synetix Solutions Limited, a joint venture, sold in January 2003;

•	Wall Street on Demand, a wholly-owned subsidiary, sold in March 2003;

•	Informa SA, a fixed asset investment in which Reuters held a 40% shareholding, sold in September 2003;

•	Datamonitor plc, in which Reuters held a 20.5% ordinary shareholding, sold on a piecemeal basis between July 2003 and November 2003;
•	The Thai Apex services business, sold into a new joint venture formed by Reuters and Systex Corporation in December 2003; and

•	Agence de Presse Médicale International SAS, a wholly-owned subsidiary, sold to Wilmington Business Information Limited.

In addition, Multex Investor Europe Limited was liquidated in July 2003. The company had surplus assets of approximately £10 million which have been absorbed into the Group.

In February 2004, Reuters completed a public offering of 69 million TSI shares and sold an additional 17 million shares back to TSI for aggregate net proceeds of approximately £311 million. The transactions reduced Reuters stake in TSI from 48% to 8.8%. Also, on 19 February 2004, Reuters sold its 98% holding in Tower Group Holding Corp. to Master Card International Services, Inc.

Further information relating to investments, acquisitions, joint ventures and disposals in 2003 is provided in notes 16 and 31 on the consolidated balance sheet on pages 59 and 69.

Government regulation
The UK Financial Services Authority (FSA) under the Financial Services and Markets Acts 2000 regulates Reuters Limited, the principal operating company of Reuters, as a service company.

Reuters Transaction Services Limited (RTSL), through which Dealing 3000 Spot, Forwards, FX Options and Interest Rate Swaps Matching are operated, is subject to regulation by the FSA equivalent to that applied to broking participants in the London market. RTSL’s operations in Singapore and Hong Kong are approved and subject to oversight by the Monetary Authority of Singapore and the Hong Kong Monetary Authority, respectively. RTSL has also applied to the Australian Securities and Investments Commission for an Australian Market Licence: Overseas Operator.

Reuters Global Routing Services Limited (RGRS UK), the Group’s other authorised firm in the UK, was created in March 2003. Under the passporting provisions of the EU Investment Services Directive, RGRS UK may introduce UK and EU clients directly to Reuters subsidiary Bridge Trading Company (BTC) in the US. The Reuters Global Routing Service (RGRS) order routing network is operated through RGRS UK and Reuters Global Routing Services (US) LLC (RGRS US).

As registered broker-dealers, members of self-regulatory organisations in the US and other countries in which they operate and, in the case of the Instinet ATSs and the INET ATS as operators of electronic communications networks and/or alternative trading systems in the US, Instinet Group, BTC and RGRS US are subject to regulation under the US securities laws and their equivalents in other countries, including but not limited to net capital requirements, and to possible increased levels of regulation in the future.

In June 2002, Island ECN submitted to the SEC an application in draft form for registration as a national securities exchange. INET intends to submit a new draft application for registration as a national securities exchange. See ‘Arrangements with Instinet Group – Corporate Agreement’ on page 81 and ‘Risk factors – Changes in the regulatory environment could have an adverse effect on Reuters Group’s business’ on page 41.

The use of communications links is subject to government licencing in several countries.

Corporate structure
The Group conducts its business through a portfolio of companies, including wholly and partly owned subsidiary undertakings, joint ventures and associates. Information concerning the most significant companies is contained in note 32 on the consolidated balance sheet.

Reuters Group PLC Annual Report and Form 20-F 2003	9

<<<<<<<<<

Back to Contents

Company information continued

Property, plant and equipment
The Group’s tangible fixed assets are primarily in the form of computer systems equipment that forms the infrastructure for the company’s business. This equipment is distributed across global sites with greater concentration at the major global and regional technical centres. A reducing proportion of the equipment is located at customer sites around the world.

The Group’s principal facilities are:

•	the corporate headquarters and adjoining office building (145,000 sq. ft.)
in Fleet Street, London;

•	the US headquarters at 3 Times Square in New York City (597,000 sq. ft.);

•	the technical centres in London (324,000 sq. ft.), Hazelwood, Missouri
(109,000 sq. ft.), Geneva (144,00 sq.ft.), which also includes the regional office for EMEA, Singapore (180,000 sq. ft.), which also includes the regional office for Asia, and Hauppauge, New York (50,000 sq. ft.); and

•	the four corporate office buildings located in St. Louis County, Missouri
(aggregate of 211,000 sq. ft.).

The London and Hauppauge technical centres are situated on land owned by Reuters, whereas the buildings in Geneva and Singapore were built by Reuters on leased land. The leases, including periods covered by options to extend, expire in 2095 and 2050, respectively.

The Reuters Building at 3 Times Square is owned, and was developed jointly, by Reuters and Rudins Times Square Associates LLC. In May 2001 Reuters commenced its lease of 692,000 sq. ft. from the venture, of which 360,000 sq. ft. is subleased to Instinet Group, which in turn has subleased 95,000 sq. ft. to third parties. The principal part of Reuters lease will expire in 2021. Reuters secured its lease position with a US$120 million letter of credit.

In 2003, the major technical centre building in Hazelwood, Missouri was acquired from Savvis for a total consideration of £24 million. Reuters subsequently entered into a sale and leaseback for the facility, receiving £23 million under a 20 year arrangement.

In September 2003, Reuters announced a transaction under which its London-based operations would be consolidated into a new building at Canary Wharf during 2005. Under the arrangement, Reuters will take a lease on a 281,000 sq. ft. office building and has transferred approximately 340,000 sq. ft. of redundant offices, including 85 Fleet Street, to Canary Wharf Group for cash consideration of approximately £30 million. Reuters is leasing back 85 Fleet Street on a temporary basis pending the move to Canary Wharf.

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

Legal proceedings
Reuters Group is a party to certain legal proceedings including the following:

The Island ECN, Inc. v. B-Trade Services LLC. On 20 September 2002, Island ECN commenced an arbitration proceeding against respondents Archipelago L.L.C. (Archipelago); B-Trade Services LLC (B-Trade); and REDIBook ECN L.L.C. (REDIBook) before the NASD. Island alleged that each respondent entered into a subscriber agreement with Island which prescribed certain fees and, despite Island’s demand that each respondent abide by the terms of its contract, each respondent refused to pay such fees. Island sought total damages in the amount of approximately US$11.1 million, of which approximately US$1.9 million was due from B-Trade, US$5.2 million from Archipelago and US$4 million from REDIBook.

The claim against B-Trade was severed from those claims against Archipelago and REDIBook, and was tried to conclusion. (By agreement of the parties, the claims against Archipelago and REDIBook were stayed for most of calendar year 2003, and were subsequently consolidated with Archipelago Securities L.L.C. v. Instinet Group Incorporated described below.) B-Trade denied Island’s claims, asserted affirmative defences and counterclaimed against Island for US$2.75 million. On 21 October 2003, the parties were notified that Island’s motion for summary judgement had been granted by the panel in the matter. As part of that decision, the arbitration panel (i) sustained Island’s claims against B-Trade in their entirety and awarded Island US$1,979,385 (inclusive of interest) and costs, and (ii) dismissed B-Trade’s defences and counter claims against Island. B-Trade has satisfied the arbitration award.

The Island ECN Inc. v. Archipelago L.L.C. and REDIBook ECN L.L.C;
Archipelago Securities L.L.C. v. Instinet Group Incorporated. As noted above, Island ECN commenced an arbitration against Archipelago and REDIBook before the NASD seeking US$5.2 million and US$4 million, respectively, in unpaid transaction fees allegedly incurred by the respondent in 2002. Archipelago and REDIBook have answered and counterclaimed against Island by denying the substantive allegations of Island’s statement of claim, asserting certain affirmative defences and counterclaims against Island, alleging that Island engaged in unfair, discriminatory pricing practices against these respondents and asserting claims involving breach of contract, breach of obligations of good faith, and attempted monopolisation and conspiracy to restrain trade under the Sherman Act. The counterclaims allege damages of no less than US$30 million before trebling, for a total of no less than US$90 million treble damages pursuant to the federal antitrust laws. Archipelago is also seeking attorney’s fees.

Additionally, on 19 February 2003, Archipelago commenced a separate action against Instinet Group before the NASD, in which it alleged that Instinet Group also engaged in unfair, discriminatory pricing practices against it and asserted claims involving breach of contract, breach of obligation of good faith, and attempted monopolisation and conspiracy to restrain trade under the Sherman Act. Archipelago seeks no less than US$41 million before trebling for a total of no less than US$123 million trebled damages. Instinet Group has answered and intends to defend the proceeding vigorously.

These two actions have been consolidated by agreement of the parties and are in the discovery phase.

NexTrade Holdings, Inc. v. ProTrader Group, LP, ProTrader Securities Corp., ProTrader Technologies LP, ProTrader Trading LLC, ProTrader Services LP and ProTrader.com LP. On 4 February 2003, NexTrade Holdings, Inc. commenced an action in the United States District Court, Middle District of Florida, Tampa Division, against certain subsidiaries of Instinet Group’s ProTrader business. The complaint alleges that these subsidiaries adopted and used the mark ‘ProTrader’ in violation of §32(1) of the Lanham Act. The complaint further alleges that these subsidiaries’ use of the ProTrader mark is likely to cause confusion, mistake or deception among purchasers of software, services and goods bearing the name ‘ProTrader’, which allegedly constitutes false designation of origin and unfair competition in violation of §43(a) of the Lanham Act. The complaint also alleges that these subsidiaries’ use constitutes trademark infringement in violation of Florida state statutes and its common law, and unfair competition based on trademark infringement in violation of the common law of Florida. Finally, the complaint alleges fraud in the inducement based on defendants’ alleged deceitful negotiations to resolve the dispute. Plaintiff seeks to recover all of these subsidiaries’ profits, gains and advantages resulting from the unauthorised use of the ‘ProTrader’ mark, damages sustained by the plaintiff of no less than US$15 million before trebling and that such damages be trebled, and exemplary and punitive damages of not less than US$90 million. Defendants have answered the complaint by denying the substantive allegations, asserting certain affirmative defences and by counterclaiming against NexTrade, seeking a cancellation of the ‘Pro-Trade’ trademark on the ground that it is descriptive and plaintiff committed fraud on the Patent and Trademark Office during the prosecution of its application.

While any litigation contains an element of uncertainty, it is the opinion of management after consultation with counsel that the outcome of these and all other proceedings are unlikely to have a material adverse effect on the business, financial condition or operating results of the Group.

10	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Directors’ report

The directors submit their annual report and audited financial statements for the year ended 31 December 2003.

Activities
The Group’s business is described on page 6. A detailed review of activities during 2003 and likely future developments is given on pages 6-10 and 27-39. Details of the Group’s research and development activity and expenditure are given on page 45.

Share capital and dividends
Details of the changes in the authorised and called-up share capital are set out in notes 26 and 27 to the consolidated balance sheet on pages 66-67. Details of significant shareholdings are given on page 80.

An interim dividend of 3.85 pence per ordinary share was paid on 3 September 2003. The directors recommend a final dividend of 6.15 pence per ordinary share, giving a total of 10.0 pence per ordinary share for the year (2002: 10.0 pence). Subject to shareholders’ approval at the annual general meeting to be held on 22 April 2004, the final dividend will be paid on 29 April 2004 to members on the register at the close of business on 12 March 2004.

Employees
The total number of employees at 31 December 2003 was 16,744 (including 1,223 employees at Instinet Group) (31 December 2002: 17,414). Details of average number of employees by segment are given on page 48.

It is Reuters Group policy that selection of employees, including for recruitment, training, development and promotion, should be determined solely on their skills, abilities and other requirements which are relevant to the job and in accordance with the laws in the country concerned. Reuters equal opportunities policy is designed to ensure that disabled people are given the same consideration as others and enjoy the same training, development and prospects as other employees. In the UK, as well as being a member of the Employers’ Forum for Disability, Reuters has made use of the services of both AbilityNet (which supplies technology for disabled users) and Employment Opportunities (which is a charity helping people with disabilities find and retain work). Reuters Group has successfully retained staff who have become disabled as well as integrated staff who are disabled when they join. This has been possible by using innovative technological solutions and re-designing the way that jobs are handled, enabling individuals to contribute actively to business needs.

Reuters Group makes extensive use of its intranet as a communication tool to provide employees with the information they need to understand and achieve the Group’s business objectives, and to enable employees to achieve a common awareness of the financial and economic factors affecting the performance of the Group. Meetings are regularly held between management and employees’ union representatives so that the views of employees can be taken into account in making decisions which may affect their interests. Reuters European Employee Forum operates as a pan-European works council. The Chief Executive or other executive directors meet with the Forum regularly. Regular employee surveys are undertaken to evaluate morale and to identify any employee issues that need to be addressed. The results are communicated to employees. Reuters Group employees’ involvement in the Group’s performance is encouraged through share plans, details of which are set out on pages 18-19.

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

Charitable contributions
In 2003, Reuters continued to support community initiatives and charitable causes, mainly through the work of the Reuters Foundation charitable trust. A report on the activities of the Foundation and the Group’s wider corporate social responsibility programme can be found in the 2003 annual review or on the Reuters website www.reuters.com/csr. The total cash donated by Reuters in the year amounted to £2.5 million (2002: £4.7 million). In addition to these cash contributions, employees are encouraged to give their time and skills to a variety of causes and Reuters provides equipment and information services free of charge.

No political contributions were made by the Group.

Creditor payment terms
It is the Group’s normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. In the UK, Reuters has signed up to the Better Payment Practice Code and will continue to participate in it during 2004. The full text of the Code is available at www.payontime.co.uk/bppc. It is Group policy that payment is made on time, provided suppliers perform in accordance with the agreed terms. Group trade creditors at 31 December 2003 were equivalent to 18 days’ purchases during the year (2002:18 days).

Authority for company to purchase own shares
At the annual general meeting held on 17 April 2003, members renewed the company’s authority under section 166 of the Companies Act 1985 to make purchases of up to 143,252,325 ordinary shares at a price of not more than 5% above their average middle market quotation in the London Stock Exchange Daily Official List for the five business days prior to the date of purchase, nor less than 25 pence each. The company did not repurchase any of its own shares during 2003.

Post balance sheet events
Details of post balance sheet events are given on page 70.

Directors
The names and biographical details of current directors are given on pages 12-13.

Philip Green stepped down from the Board in June 2003. On 17 February 2003, Devin Wenig was appointed as an executive director. On 3 March 2004, it was announced that Niall FitzGerald would become Chairman with effect from 1 October 2004, on which date Sir Christopher Hogg would retire from the Board. It was also announced on 3 March 2004 that Sir John Craven would retire from the Board at the 2004 annual general meeting and not stand for re-election. On the retirement of Sir John Craven, Richard Olver will become the senior independent non-executive director. Sir Christopher Hogg, Tom Glocer, David Grigson and Ian Strachan retire by rotation and are proposed for re-election as directors at the forthcoming annual general meeting. In accordance with the recommendations contained in the new Combined Code, Charles Sinclair, having served more than nine years as a director of the company, is submitting himself for re-election at the 2004 annual general meeting. Charles Sinclair has stated his intention to stand down from the Board at the 2005 annual general meeting. As non-executive directors, Sir Christopher Hogg, Charles Sinclair and Ian Strachan do not have service contracts but have letters of appointment (please refer to the Remuneration report on page 17).

Details of directors’ interests in the company’s shares, the remuneration of the non-executive directors and information on the service contracts and remuneration of the executive directors are set out on pages 17-24. A non-executive director is not required to hold ordinary shares in order to qualify as a director.

Rosemary Martin
General Counsel and Company Secretary
3 March 2004

Reuters Group PLC Annual Report and Form 20-F 2003	11

Back to Contents

Directors and senior managers

The directors and senior managers of Reuters at 3 March 2004 are:

Name		Position	Position held since

Directors
Sir Christopher Hogg		Chairman; Director[1]	1985; 1984
Thomas Glocer		Chief Executive; Director	2001; 2000
David Grigson		Finance Director; Director	2000
Devin Wenig		President of Customer Segments; Director	2003
Sir John Craven		Director[1]	1997
Niall FitzGerald, KBE		Director[1]	2003
Edward Kozel		Director[1]	2000
Roberto Mendoza		Director[1]	1998
Richard Olver		Director[1]	1997
Charles Sinclair		Director[1]	1994
Ian Strachan		Director[1]	2000

Senior Managers
Graham Albutt		President – Business Programmes	2003
Christopher Hagman		Managing Director – Global Channels	2003
Alexander Hungate		Chief Marketing Officer	2001
Geert Linnebank		Editor-in-Chief	2000
Rosemary Martin		General Counsel and Company Secretary	2003; 1999
Michael Sayers		Global Head of Operations & Technology	2003
Susan Taylor-Martin		Global Head of Reuters Strategy	2004
David Ure		Strategic Adviser to the Board
		and non-executive Chairman of Radianz	2000
Christian Verougstraete		Group Human Resources Director	2003
Simon Walker		Director of Corporate Communications	2003

1	Non-executive director.

Philip Green, who was an executive director, stepped down from the Board and left Reuters in June 2003. Stephen Mitchell, who was General Counsel and Head of Risk, left Reuters in August 2003.

In accordance with the company’s articles of association at each annual general meeting there shall be proposed for re-election the greater of one third of the directors (or, if the number of directors is not a multiple of three, the number nearest to but not greater than one third) and the number of directors required to retire pursuant to the following criteria: (i) due to retire at the meeting by reason of age; (ii) wishes to retire and not offer himself for re-election; or (iii) shall not have retired from office by rotation in the period of three years ending on the date of the meeting.

If there are no changes to the current board composition, the directors to stand for re-election at the annual general meeting in 2005 will be selected from: Edward Kozel, Roberto Mendoza, Richard Olver, Niall FitzGerald and Devin Wenig.

Directors
Sir Christopher Hogg. Chairman of the Board and Nominations Committee. Non-executive Chairman of GlaxoSmithKline plc since May 2002 (non-executive director since 1993) and a non-executive director of Air Liquide SA since May 2000. Non-executive Chairman of the Royal National Theatre since 1995. Former member of the International Council of JP Morgan from 1988 to 2003. Former Chairman of Courtaulds PLC from 1980 to 1996 (chief executive 1979-1991) and of Allied Domecq PLC (1996-2002). Former non-executive director of the Bank of England (1992-1996). Age 67.

Tom Glocer. Chief Executive. Former Chief Executive of Reuters Information (2000) and President & Senior Company Officer, Reuters America (1998-2000). Appointed Chief Executive Officer, Reuters Latin America in 1997 after serving in Reuters legal department from 1993. Formerly practiced law in New York, Paris and Tokyo. Non-executive director of Instinet Group. Member of the International Advisory Panel to the Monetary Authority of Singapore, the Whitney Museum, The Madison Council of the Library of Congress and of the Leadership Champions Group (Education) of Business in the Community. Age 44.

David Grigson. Finance Director. Joined Reuters Group in August 2000 from Emap plc where he was Group Finance Director and Chairman of Emap Digital. He is a qualified chartered accountant and a member of the Financial Services Authority Practitioners Panel. Formerly held senior finance roles in the UK and US at Saatchi and Saatchi Plc (1984-1989). Held a number of financial positions at Esso UK from 1980 to 1984. Also a non-executive director of Instinet Group. Age 49.

Devin Wenig. Executive Director since February 2003. Executive Director and President of Customer Segments. President – Investment Banking (2001-2003). Joined Reuters Group in 1993 as Corporate Counsel, Reuters America and held a number of senior management positions before being appointed President, Reuters Information in January 2001. Also a non-executive director of Instinet Group and Nastech Pharmaceutical Company. Age 37.

Sir John Craven. Senior independent non-executive director and member of the Audit Committee. Non-executive Chairman of Lonmin Plc since 1997. Non-executive Chairman of Fleming Family & Partners. Former member of the Board of Managing Directors of Deutsche Bank AG and former Executive Chairman of Morgan Grenfell Group plc (1989-1997). Former non-executive director of Gleacher & Co LLC, Rothmans International BV, Ducati SpA and Société Générale de Surveillance SA. He is a member of the Canadian and Ontario Institute of Chartered Accountants. Age 63.

Niall FitzGerald, KBE. Non-executive director; member of the Nominations Committee. Chairman and Chief Executive Officer of Unilever PLC since 1996. It has been announced that Niall will be retiring from Unilever on 30 September 2004. Niall held a number of posts including Finance Director during 30 years with Unilever. He is also President of the Advertising Association, a member of the World Economic Forum’s Foundation Board, Co-Chairman of The TransAtlantic Business Dialogue, Chairman of The Conference Board, Inc. and a fellow of the Association of Corporate Treasurers. Former non-executive director of Merck, Ericsson, Bank of Ireland and Prudential plc. Age 58.

12	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Edward Kozel. Non-executive director; member of the Remuneration Committee. Managing Director of Integrated Finance Limited an investment bank based in New York and Director of Open Range Ventures LLC, of Yahoo! and Narus Inc. Formerly, a non-executive director of Cisco Systems Inc. (2000-2001), where he worked from 1989-2000 in a number of roles, including Chief Technology Officer and Senior Vice President for business development. Also a former non-executive director of TSI (2000-2001). Prior to 1989 he worked with SRI International in California. Age 48.

Roberto Mendoza. Non-executive director; member of the Remuneration Committee. Chairman of Egg plc and Non-executive Director of Prudential plc, Vitro SA and The BOC Group PLC. Director of Integrated Finance Limited. Formerly Vice-Chairman and Director of JP Morgan & Co Inc. (1990-2000) and Managing Director of Goldman Sachs & Co (2000). Joined JP Morgan in 1967 with successive assignments in London and New York. Age 58.

Richard (Dick) Olver. Non-executive director; Chairman of the Audit Committee and a member of the Nominations Committee. Deputy Group Chief Executive of BP p.l.c. since January 2003. Chief Executive Officer of BP Exploration & Production Division (1998-2002). A member of the Institute of Civil Engineers, he has worked for BP since 1973. A governor of New Hall School. Age 57.

Charles Sinclair. Non-executive director; Chairman of the Remuneration Committee. Group Chief Executive of Daily Mail and General Trust plc since 1988. Joined Associated Newspapers in 1975 and held a number of roles prior to its merger into the Daily Mail Group in 1988. Non-executive director of Euromoney Institutional Investor PLC and Schroders plc. Fellow of the Institute of Chartered Accountants. Age 55.

Ian Strachan. Non-executive director; member of the Audit Committee. Non-executive Chairman of Instinet Group since 1 January 2003 (non-executive director since May 2001). Non-executive director of Transocean Inc., Johnson Matthey plc, Xstrata plc and Rolls-Royce Group Plc. Former Non-executive Director of Harsco Corporation, Deputy Chairman of Invensys plc (1999-2000) and Chief Executive Officer of BTR plc (1996-1999). Former Deputy Chief Executive officer (1991-1995) and Chief Financial Officer (1987-1991) of Rio Tinto plc. Also a former Non-executive Director of Commercial Union plc (1991-1995). Age 60.

Senior Managers
Graham Albutt. President – Business Programmes. Graham joined Reuters Group in London in 1987. Held various posts in central and operational business functions and in May 2001, was additionally appointed as Business Integration Executive, developing the structure and business model for the integration of the recently acquired Bridge assets. Non-executive Director of Datamonitor plc. Age 50.

Christopher Hagman. Managing Director – Global Channels. Christopher joined Reuters Group in 1987 based in Sweden and has held various senior sales and general business management positions in Sweden, the Netherlands and the UK before being appointed to his current post in April 2001. Age 45.

Alexander Hungate. Chief Marketing Officer. In 1993, Alex joined Reuters Group in London as a business development executive. From 1996 to 1998, he was Executive Vice President of Reuters Marketing before being appointed Chief Operating Officer, Reuters America in 1999 and Chief Executive Officer, Reuters America in 2000. Alex is also chairman of Factiva and a trustee of Reuters Foundation. Before joining Reuters, Alex worked at Booz Allen & Hamilton as a strategy consultant. Non-executive director of British America Business Inc. Age 37.

Geert Linnebank. Editor-in-Chief. Geert became Editor-in-Chief in 2000 having held various editorial management roles. In 2003, he also assumed responsibility for Reuters data collection, production and acquisition activities. Geert is a trustee of Reuters Foundation and a non-executive director of Factiva. Before he joined Reuters in 1983, Geert was a correspondent for AP-Dow Jones in Brussels, reporting on Belgium and the European Community. Age 47.

Rosemary Martin. General Counsel and Company Secretary. Rosemary joined Reuters Group in 1997 as deputy company secretary and became Company Secretary in 1999. Appointed General Counsel in 2003. Rosemary has been the Director of Reuters Foundation since 2002. Former partner at Mayer, Brown, Rowe & Maw for eight years. Member of Financial Services Authority Listing Authority Advisory Committee and a Fellow of the Royal Society for the encouragement of Arts, Manufactures & Commerce. Age 43.

Michael Sayers. Global Head of Operations & Technology. Michael joined Reuters Group in 1977 and has held a number of positions in both information technology and product management including Chief Technology Officer from 1998 until 2003. In 2003, he was appointed Global Head of Operations and Technology. Age 50.

Susan Taylor-Martin. Global Head of Corporate Strategy. Susan joined Reuters Group in 1993 in business development. She has held management positions in UK marketing, global product management and corporate strategy. Susan was appointed to her current role on 1 January 2004. Before joining Reuters, Susan worked in corporate finance for Smith Barney, Harris Upham & Co. Age 40.

David Ure. Strategic Adviser to the Board and non-executive Chairman of Radianz. Former executive director of Reuters (1989-2000) responsible for group technical strategy and Reuters Trading Solutions Division. From 1992 to 1998, he was responsible for group marketing and technical policy. Prior to that he headed Reuters operations in Europe, Middle East & Africa. Joined Reuters in 1968 as a trainee journalist. David chairs the Board of Trustees of Reuters Foundation. David ceased to be a full-time employee of Reuters on 31 December 2003 but remains as an employee on a part-time basis. Age 56.

Christian Verougstraete. Group Human Resources Director. Christian joined Reuters Group in 2003. He has executive responsibility for human resources strategy and operations throughout Reuters. Prior to joining Reuters, Christian was Executive Vice President for Human Resources at S.A. Interbrew. Age 53.

Simon Walker. Director of Corporate Communications. Simon joined Reuters Group in 2003. Prior to joining Reuters, Simon was Communications Secretary at Buckingham Palace and Director of Communications at British Airways Plc. Age 50.

Reuters Group PLC Annual Report and Form 20-F 2003	13

Back to Contents

Corporate governance

Reuters Group PLC is committed to high standards of corporate governance. The Board monitors and responds to developments in governance best practice, particularly in the UK and US, where most of the company’s shareholders are located. During 2003, Reuters Group PLC complied with the Combined Code issued in 1998 save that Tom Glocer had a service contract which was terminable by the company on, in effect, up to two years’ notice. The terms of this contract have been varied so that, with effect from 1 January 2004, Tom Glocer’s service contract is terminable by the company on, in effect, one year’s notice. In light of developments in corporate governance regulation during 2003, Reuters Group PLC made certain alterations to its governance arrangements, as described below. Since 1 January 2004, Reuters Group PLC has complied with the Combined Code published in July 2003 (the new Combined Code) save that no individual member of the Audit Committee has been identified by the Board as having ‘recent and relevant financial experience’. However, in common with all the non-executive directors, the members of the Audit Committee are all experienced and influential individuals, having the skills described in their biographies in ‘Directors’ above and the Board considers that, collectively, the members have the attributes required to discharge properly the committee’s responsibilities.

Reuters Group PLC also complies with all SEC and (with the exception of two waivers described below) Nasdaq governance requirements, including some as to which compliance is not actually required until 31 July 2005 due to the company’s status as a ‘foreign private issuer’. These include requirements to have a majority of independent directors, and to have audit, remuneration and nominations committees comprised entirely of independent directors. The company has received waivers from Nasdaq from two provisions of its governance rules, in both cases on the basis that compliance with the rules would be contrary to standard UK business practice. For approximately 15 years, the company has operated under a waiver of Nasdaq’s requirement that all shareholder meetings require a quorum of at least one-third of outstanding voting shares; instead, the company’s articles of association provide, as is typical for English public companies, that a quorum shall consist of any two shareholders. The company has also received a waiver from Nasdaq’s recently revised provisions requiring shareholder approval of employee share-based incentive schemes. The company does seek and has received shareholder approval of its employee share-based incentive schemes to the extent required by UK regulation, including the UKLA Listing Rules.

The Board
As at 3 March 2004, Reuters Group PLC’s Board consisted of its Chairman, three executive directors and seven non-executive directors. The Chairman’s significant commitments, other than Reuters, are the chairmanship of GlaxoSmithKline plc and the Royal National Theatre and being an independent director of Air Liquide SA. It has been announced that Niall FitzGerald will become Chairman on 1 October 2004. When he becomes Chairman his most significant commitments, other than Reuters, will be being a member of the World Economic Forum’s Foundation Board, Co-chairman of the TransAtlantic Business Dialogue and Chairman of The Conference Board. Sir John Craven was the senior independent non-executive director throughout 2003. He will hand over this role, when he retires from the Board at the 2004 annual general meeting, to Richard Olver. The senior independent non-executive director is available to shareholders if they have concerns. No shareholder contacted Sir John Craven during 2003.

The Board is responsible for the success of the company within a framework of controls which enables risk to be assessed and managed. It sets the company’s strategic aims, ensures the necessary resources are in place to achieve these aims and monitors performance. The articles of association require the directors to pay due regard to the Reuters Trust Principles which are designed to protect Reuters Group’s integrity and independence and represent the core values at the heart of Reuters Group’s business. These Principles, which are described more fully on page 84, are included in the company’s code of conduct to which all employees are required to adhere. The Board, through its Audit Committee, satisfies itself on the integrity of financial information and that the financial, operational and compliance controls and systems of risk management are robust. Through its Remuneration Committee, the Board determines appropriate levels of remuneration of executive directors. The Nominations Committee is the forum through which the Board discharges its role in nominating new directors and succession planning. These committees are described in more detail below.

The quality of the individual directors, the balance of the Board’s composition and the dynamics of the Board as a group, serve to ensure both the Board’s effectiveness and the inability of an individual or small group to dominate the Board’s decision making. The Board has determined that each of the non-executive directors is independent in character and judgment by reason of his personal qualities, and that each of the non-executive directors is ‘independent’ as that term is defined in Nasdaq and SEC governance requirements.

The articles of association provide that at each annual general meeting any director appointed since the last annual general meeting shall stand for election by the shareholders and one third of the directors shall retire from office by rotation and be eligible for re-election by the shareholders. Executive directors have service contracts (see the Remuneration Report for further information) and the non-executive directors receive a letter setting out the terms of their appointment and specifying that the appointment is for a term of six years subject to review after three years. Sir Christopher Hogg, Richard Olver and Charles Sinclair have continued to hold office beyond the initial six year term by agreement with the Board. Copies of the non-executive directors’ letters of appointment are available from the Company Secretary on request.

When they join the Board, non-executive directors receive a series of briefings about Reuters and are supplied with Reuters products. Site visits are arranged from time to time to enable the non-executive directors to see first hand the operations of the business. During 2003, the Board as a group visited Reuters operations in New York and St. Louis County, US. In addition, individual directors visited other operations of the Group. Training for directors is available as appropriate. The company’s legal advisers and auditors provide briefings from time to time to the directors and a training programme is run for directors of subsidiaries.

Monthly financial information is provided to the directors. Regular and ad hoc reports and presentations are prepared and circulated to the directors in advance of Board meetings, together with minutes and papers relating to the Board’s committees, to ensure the directors are supplied, in a timely fashion, with the information they need. They also have access to the Company Secretary who is responsible for advising the Board through the Chairman on all governance matters. The Company Secretary is appointed by, and can only be removed by, the Board. The directors may take independent professional advice at the company’s expense, although no such advice was sought during 2003.

A schedule of matters reserved for the Board’s decision identifies those matters that the Board does not delegate. It includes the approval of annual and interim results, corporate objectives, strategy and the annual budget, significant transactions and matters relating to share capital.

The Board met eight times in 2003 and, in addition, held a strategy review meeting in June. The directors attended all the Board meetings in 2003 save that, by prior arrangement, Niall FitzGerald was absent from three meetings and Sir John Craven, Edward Kozel and Richard Olver were each absent from one meeting. The Chairman and the non-executive directors met without the executive directors being present once in 2003.

There is a clear division of responsibilities between the running of the Board, which is the Chairman’s responsibility, and the running of the company’s business, which is the Chief Executive’s responsibility with the Board having oversight. The division of responsibilities is set out in a document approved by the Board.

Each year the Chairman meets with the non-executive directors without the executive directors present and Sir John Craven conducts a chairmanship review meeting, attended by the directors other than Sir Christopher Hogg, at which the Chairman’s remuneration and performance are reviewed. Each year the Chairman and the non-executive directors review the Chief Executive’s performance and the Chief Executive reviews the performance of the other executive directors. During 2003, a review of the Board’s effectiveness was undertaken, led by the Chairman. The chairmen of the Audit and Remuneration Committees also undertook evaluations of the performance of their respective committees. In each review, the chairman of the Board or the committee circulated a questionnaire to the members of the Board or committee and discussed with each member his responses. In the case of the review of the Audit Committee, input to the review was also provided by the independent auditors and the Head of Internal Audit.

14	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

The responses were collated into a document for each of the reviews and these documents were circulated to, and discussed by, the Board. Account will be taken of the results in the way the Board and committees are managed henceforth.

The Board delegates specific responsibilities to certain committees. Each committee has its own terms of reference set by the Board. These are available on request from the Company Secretary or at www.about.reuters.com.

The Audit Committee
The Audit Committee reviews and, as appropriate, actively engages in the processes for financial reporting, internal control, risk assessment, audit and compliance assurance, the independence of the company’s internal and external auditors and the effectiveness of the company’s system of accounting, its internal financial controls and the internal and external audit functions. The committee comprises Richard Olver (Chairman), Sir John Craven and Ian Strachan, all of whom are considered by the Board to be independent including under the SEC and Nasdaq definitions. Sir Christopher Hogg resigned from the committee in July so that the committee’s composition would comply with the Smith Guidance contained in the new Combined Code. The Audit Committee does not include a member who is a ‘financial expert’, as defined in the United States’ Sarbanes-Oxley Act of 2002 and related SEC rules because the Board considers that none of the members clearly meets all the criteria set out in the relevant definitions nor has the Board identified a member of the Audit Committee as having recent and relevant financial experience. However, the Board considers that the members have the financial experience and qualifications required under Nasdaq governance rules and that collectively the members have the requisite skills and attributes to enable the Audit Committee properly to discharge its responsibilities. The Company Secretary is secretary to the committee.

The Audit Committee’s remit, which is set out in its terms of reference, includes responsibility for:

•	the oversight responsibilities described in the above paragraph;

•	reviewing compliance with laws, regulations, the company’s code of conduct and policies;

•	approving related party transactions;

•	monitoring the integrity of the company’s financial statements and any announcements relating to the company’s financial performance and reviewing significant financial reporting judgements contained in them;

•	monitoring and reviewing the effectiveness of the company’s internal audit function;

•	making recommendations to the Board, for it to put to the shareholders for their approval, regarding the appointment, re-appointment and removal of the external auditor and approving the remuneration and terms of engagement of the external auditors;

•	monitoring and reviewing the external auditors’ independence and the effectiveness of the audit process;

•	developing and implementing policy on the engagement of the external auditor to supply non-audit services; and

•	overseeing the receipt, review and treatment of complaints received regarding accounting, internal accounting controls, auditing and compliance matters, whether through the company’s ‘whistleblower’ confidential helpline or otherwise

The committee met four times in 2003 with the Chief Executive, the Finance Director, other officers and the auditors attending as required. The auditors have unrestricted access to the Audit Committee and, in accordance with usual practice, met twice during the year privately with the committee, as did the Head of Internal Audit. All members of the Audit Committee attended every committee meeting during the year.

The committee reports its activities and makes recommendations to the Board. During 2003 the committee discharged the responsibilities described above. Its activities included:

•	formally reviewing the draft annual report and interim statement respectively and associated announcements, focusing on the main areas of judgement and critical accounting policies;

•	reviewing the findings of the external auditors and the report of the Head of Internal Audit on internal audit activities;

•	reviewing the effectiveness of internal control systems, the risk management process and the compliance programme (including the ‘whistleblower’ programme). To assist it in its work, the Committee received presentations from the Head of Global Finance, the Head of Internal Audit and the Head of Compliance and reviewed risk radars prepared by the business;

•	receiving the report of the Chief Executive and the Finance Director on the processes followed prior to certification being given by them in accordance with the Sarbanes-Oxley Act;

•	reviewing the external audit strategy and the external auditors’ report to the committee in respect of the annual report and interim statement;

•	keeping under review the proportion of non-audit fees to audit fees paid to the auditors;

•	giving pre-approval to non-audit work undertaken by the auditors ;

•	reviewing the effectiveness of the auditors;

•	determining that an audit tender process would be undertaken for the year ending 31 December 2005; and

•	reviewing a report on the company’s corporate social responsibility activities.

The committee adopted a code of ethics for the company’s Chief Executive and senior financial officers in April 2003, in addition to the company’s general code of conduct which applies to all Reuters directors, officers and employees. No amendments to, or waivers in respect of, either code were made during 2003. Copies of the codes are available on request from the Company Secretary and can be viewed at www.about.reuters.com. In addition, Instinet Group has adopted a code of conduct which applies to its directors, officers and employees and can be viewed at www.instinetgroup.com.

In view of regulatory developments, in April 2003 the committee adopted a revised Auditor Independence policy. The policy applies to the Group’s primary auditors and any other firm serving as an auditor to any entities in the Group (other than Instinet Group, as explained below). The policy requires all audit engagements to be approved by one or more members of, and reported to, the committee. It prohibits Group entities from engaging the auditors in activities prohibited by the SEC. The policy permits the auditors to be engaged for other services provided the engagement is specifically approved in advance by the committee or meets the detailed criteria of specific pre-approved activities and is notified to the committee. Any services where the expected level of fees is greater than £150,000 or the expected term is longer than one year, even if otherwise satisfying the detailed criteria, must be approved in advance by the committee. The exception to this is Instinet Group, which uses the same auditors as Reuters and, as a US publicly traded company is separately subject to the auditor independence requirements; the Instinet Group audit committee therefore oversees the use by Instinet Group of the independent auditors, under a policy which generally requires that all such engagements must be specifically approved in advance by the Instinet Group audit committee (which includes Ian Strachan, who is also a member of the Reuters Audit Committee).

For details regarding fees paid to the Group’s auditors, see note 2 on the consolidated profit and loss account on page 46.

The committee may engage, at the company’s expense, independent counsel and other advisors as it deems necessary to carry out its duties. None was engaged during the year.

Reuters Group PLC Annual Report and Form 20-F 2003	15

Back to Contents

Corporate governance continued

The Remuneration Committee has oversight of executive remuneration policy. Information concerning the Remuneration Committee is set out in the Remuneration Report on page 17.

The Nominations Committee makes recommendations to the Board about future appointments of non-executive directors, the Chairman and the Chief Executive and considers recommendations from the Chief Executive to the Board about the future appointment of executive directors. Henceforth, the committee will give due consideration to the new Combined Code’s provisions relating to directors when making future appointments to the Board.

During the year, following a review by the Board, new terms of reference for the committee were adopted. These are available from the Company Secretary on request and can be viewed at www.about.reuters.com. The new terms clarify that the committee’s remit includes:

•	leading the process for all nominations for appointment, re-appointment, promotion, substantial changes in duties or responsibilities, dismissal or non re-appointment of the Chairman, the Chief Executive and the directors and making recommendations to the Board thereon;

•	reviewing the structure, size and composition of the Board and making recommendations to the Board with regard to any changes considered desirable;

•	evaluating the skills and knowledge required for any nomination in light of the current Board composition;

•	for the Chairman and the non-executive directors, preparing a job specification including details of the time commitment required; and

•	reviewing succession planning of the Board and reviewing the management’s succession plan to ensure adequacy.

In 2003, the composition of the committee was changed, from being all the non-executive directors, chaired by Sir John Craven, to Sir Christopher Hogg, Richard Olver and Niall FitzGerald, chaired by Sir Christopher Hogg. The Board has determined that these directors are independent according to the Nasdaq definition. The new terms of reference require the committee to meet at least twice a year. A director may not attend or be involved in any decision concerning him or his successor. The committee has appointed an external adviser to assist it in its work in identifying potential candidates for non-executive directorships.

During 2003, the Nominations Committee considered and supported the Chief Executive’s recommendation that Devin Wenig be appointed as an executive director. It also managed the chairmanship succession process, identifying candidates and making a recommendation to the Board. In March 2004 the process was completed when the company announced the appointment of Niall FitzGerald as Chairman with effect from 1 October 2004 and agreed the terms of appointment with him.

Executive Committees
The Group Management Committee (GMC), which is chaired by the Chief Executive, approves and implements strategy, manages the Group and monitors performance. It comprises the three executive directors and the senior managers listed on page 12. It meets 22 times a year.

The Budget and Investment Committee, which is chaired by the Finance Director and has 10 senior managers as its members, was established during 2003. It allocates the resources required to realise Reuters strategy and achieve its objectives.

A Disclosure Committee, chaired by the Chief Executive was set up in 2002. Its members comprise the Chief Executive, the Finance Director, the Director of Corporate Communications, the General Counsel and Company Secretary, the Area General Counsel for the Americas, the Head of Global Finance, the Head of Internal Audit and the Head of External Reporting. The Committee meets quarterly to review the Reuters Group’s trading statements and financial results and to consider the adequacy of the Group’s internal controls over financial reporting and disclosure controls and procedures.

Relations with shareholders
The executive directors meet regularly with institutional shareholders and analysts. Non-executive directors are offered the opportunity to attend meetings with major shareholders and from time to time some attend the presentations of the annual results to analysts.

An investor relations department is dedicated to facilitating communications between the company and its shareholders. A new feature in the investor relations programme introduced during the year was ‘teach-ins’ in which Reuters executives gave detailed presentations to investors on certain aspects of the company’s business.

Non-executive directors receive a regular report on investor relations as part of the routine board report materials. This year the company’s brokers carried out a survey of investors’ views and the results of this survey were communicated to the Board. Similar surveys are planned at two-year intervals.

The company’s annual general meeting is used as an opportunity to communicate with private investors. The chairmen of each of the Board committees are available to answer questions at the annual general meeting and all directors are expected to attend the annual general meeting. At the annual general meeting, the level of proxies lodged on each resolution and the balance for and against the resolution and the number of votes withheld are announced after the resolution has been voted on by a show of hands. The results of voting at the annual general meeting in 2004 will be available on Reuters website: www.reuters.com.

Directors’ responsibilities, internal controls and financial reporting
The directors’ responsibilities and information on internal controls and financial reporting can be found on page 25.

16	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Remuneration report

The report below sets out the Group’s executive remuneration policy and structure and details of the remuneration received by the Group’s directors and senior managers in respect of the year ended 31 December 2003. Shareholders will be invited to approve this report at the annual general meeting on 22 April 2004.

1    Consideration of remuneration matters
The Board has overall responsibility for determining the framework of executive remuneration and its cost, and is required to take account of any recommendations made by the Remuneration Committee. The Board has delegated to the Remuneration Committee, through formal terms of reference, oversight of the specific remuneration packages for the executive directors and consideration of executive remuneration issues generally, including the use of equity incentive plans in particular.

The Remuneration Committee consists solely of non-executive directors. All members of the Remuneration Committee have been determined by the Board to be independent as defined by Nasdaq. Its current members are Charles Sinclair (Chairman), Edward Kozel and Roberto Mendoza. Sir Christopher Hogg stepped down from the Remuneration Committee on 17 February 2003. The Company Secretary is secretary to the Remuneration Committee. The Remuneration Committee met four times in 2003. All members were present at each meeting except that Edward Kozel was absent from one meeting.

The Chief Executive normally attends meetings of the Remuneration Committee, but is not present at any discussion concerning his own remuneration. For the year under review, the Remuneration Committee was also advised internally by the Group Human Resources Director and the Global Head of Performance & Reward. The terms of reference permit the Remuneration Committee to obtain its own external advice on any matter, at the company’s expense, although it did not do so in 2003. The Group takes external advice and information from many sources in preparing proposals for the Remuneration Committee. Reuters received information from Towers Perrin, Mercer HR Consulting and Watson Wyatt in relation to remuneration decisions made during 2003.

2    Remuneration policy
Executive directors
The Remuneration Committee aims to ensure that remuneration and incentive arrangements are market-competitive, consistent with best practice and support the interests of shareholders.

In practical terms, this means that the reward structure for directors should attract, motivate and retain high-calibre individuals capable of leading the Group successfully. To achieve this in a global business environment, the Group’s executive remuneration must reflect the competitive practices of its principal competitors and the other multi national businesses with which it competes for talent. The Remuneration Committee believes that market determined executive pay, with a heavy emphasis on the variable remuneration elements, is the best way to ensure the Group has the high-performing executives necessary to achieve its immediate and longer-term strategic objectives. It is not the Group’s intention to pay more than is necessary for this.

Consistent with this view, total executive remuneration is calibrated to deliver mid-market rewards at expected levels of personal and corporate performance. Variable reward components will provide an opportunity for much higher levels of remuneration where this is supported by exceptional performance, whether on an individual level or in relation to the Group’s short-term and longer-term business priorities.

Reuters has made a number of changes to executive remuneration over the past few years and an increased proportion of executive reward is variable and wholly dependent upon the Group’s performance. As such, the structure of the individual packages currently in place includes a significant proportion of reward that is performance related, with basic pay representing well under half of the target earnings potential. In 2003, excluding pension entitlements, the targeted composition of each executive director’s remuneration was as follows:

Proportion of fixed versus variable pay

	Fixed		Variable

			Long-term
	Base pay	Bonus	incentives	Total
	%	%	%	%

Tom Glocer	18	22	60	100
David Grigson	32	32	36	100
Devin Wenig	32	32	36	100
Philip Green	Not applicable. Please see notes in emoluments table.

Variable rewards will continue to be provided through a balanced mix of performance-related elements. The annual cash bonus plan supports operational objectives over the financial year, while the long-term incentive plan will reward superior performance relative to the Group’s competitors over the medium term and share options will support the Group’s growth objectives and reward share price recovery.

The Remuneration Committee also believes that, in addition to participating in equity-based incentive plans, the executive directors should build and maintain a personal equity stake in the company. To this end, a personal shareholding policy is operated requiring each executive director to accumulate a personal holding worth twice his basic salary within five years.

Non-executive directors
Non-executive directors are appointed for an initial period of six years, subject to review after three years. Following the initial six-year period, non-executive directors may be invited to continue as a director for a further period, subject always to the requirement to stand for re-election by shareholders at least every three years. Non-executive directors who serve more than nine years may offer themselves for re-election by shareholders annually.

Non-executive directors have letters of engagement rather than service contracts and are not eligible to participate in Reuters executive share plans. Charles Sinclair was invited to join the Board in October 1993, Sir John Craven in February 1997, Richard Olver in September 1997, Roberto Mendoza in February 1998, Edward Kozel in February 2000, Ian Strachan in April 2000 and Niall FitzGerald in January 2003. No letter of engagement contains any provision for compensation in the event of termination outside of the periods referred to above.

The Chairman’s remuneration is determined by the Board, who in reaching future decisions on appropriate levels of pay will continue to have regard to the packages awarded to chairmen of other UK listed companies of a similar size and complexity. In 2003, the Chairman’s remuneration was £262,500 and this will be increased to £290,000 per annum for 2004.

With effect from 1 October 2004, Niall FitzGerald will succeed Sir Christopher Hogg as the Chairman of the Group. Niall FitzGerald will be paid an annual fee of £500,000.

The Group’s shareholders directly determine the remuneration paid to the non-executive directors which has been set at £35,000 per annum since 2000. It is proposed that a new fixed fee of £50,000 per annum be established in respect of tenure from 1 January 2004.

The Board determines the fees payable to each non-executive director who chairs a Board committee. For 2003, these were £15,000 per annum, £10,000 per annum and £5,000 per annum for chairing the Audit, Remuneration and Nominations Committees respectively. The Chairman assumed the chairmanship of the Nominations Committee on 1 January 2004; he has currently waived the receipt of any fees for this chairmanship. Sir John Craven receives an additional £5,000 per annum for acting as the Senior Independent Director.

Remuneration structure
It is Reuters general policy to construct executive remuneration packages as described below. However, in order to ensure the Group is able to recruit and retain the best senior executives, the Remuneration Committee believes it needs to maintain the freedom to negotiate terms of employment on an individual basis, taking account of the circumstances of each case. Where it is necessary, special arrangements will also be made to accommodate the needs of, for example, international executives who are required to relocate.

Reuters Group PLC Annual Report and Form 20-F 2003	17

Back to Contents

Remuneration report continued

Basic salary and benefits
In formulating and reviewing pay packages for the executive directors, the Remuneration Committee receives comparator group information and assistance from independent remuneration consultants. Reuters policy is to maintain a salary structure based upon the mid-market of Reuters comparator group of companies. The Remuneration Committee is also guided by salary levels among other executives and across the Group as a whole. The executive directors indicated that they did not wish to receive a salary increase in 2003, and subsequently, for 2004. The Remuneration Committee has affirmed this position.

Non-cash benefits are provided to executive directors and the Chairman in line with normal market practice. All executive directors receive company car and private healthcare benefits. Life and disability insurance is provided as part of the pension arrangements for each executive director and the Chairman. Under the terms of Tom Glocer’s relocation agreement, Reuters provides accommodation in the UK and pays home leave expenses for him and his family.

Pensions
Since April 1999 it has been the Group’s policy that all new UK employees, including executive directors, are offered participation in a defined contribution pension plan. In the case of UK executive directors, in lieu of pension provisions above the statutory earnings cap (where applicable) an additional taxable allowance is granted. In the US, all employees are offered participation in a defined contribution (401K) plan. In lieu of a contribution on salary above the tax qualified limit, an additional contribution is granted to a Supplementary Employee Retirement Plan (SERP). The SERP is unfunded.

Annual performance-related bonus
Bonus arrangements are normally negotiated individually and included in each executive director’s service contract. The Remuneration Committee determines performance targets annually. Bonus payments are non-pensionable.

In 2003, the executive directors were eligible for an annual cash bonus, with a maximum level of 100% of base salary for all but Tom Glocer, whose maximum level was 125% of salary. Bonus targets were set on a sliding scale and included a mix of financial and strategic measures: 60% of the bonus potential was based on performance against financial measures; 30% on budgeted Reuters operating profit before restructuring, amortisation of goodwill and other intangibles and impairments (Target Operating Profit); 15% on budgeted Reuters revenue; and 15% on a cash conversion target. The remainder of the bonus potential was divided equally between a target to improve the externally measured customer satisfaction index and the achievement of the Fast Forward programme transformational targets.

In February 2004, the Remuneration Committee considered 2003 performance, relative to the specified targets, and awarded bonuses of 78.5% to the executive directors of the maximum potential based on the achievements during 2003. No payment was made in respect of the revenue measure. For 2004, the Remuneration Committee has determined to maintain a strong emphasis on financial performance with 60% of the maximum bonus potential being measured against Target Operating Profit, budgeted revenue and cash conversion targets.

In addition, the Remuneration Committee has introduced a profit threshold, based on Target Operating Profit below which no bonuses will be paid. For the most senior levels of management, a proportion of bonus above a target level will be paid in shares, receipt of which will be deferred for three years.

The Remuneration Committee has also determined to maintain focus on achieving Reuters transitional objectives, and to this end, the bonus structure will also incorporate measures relating to customer satisfaction and delivery against specific product development and delivery targets. As Reuters progresses through this transitional phase, it is anticipated that the bonus factors will be re-weighted to provide an even greater emphasis on financial performance with an increased weighting being ascribed to growth and revenue.

Under the terms of his service contract, effective from 23 July 2001, Tom Glocer’s bonus potential will rise to 150% for 2004.

Equity incentive plans
The executive directors also participate in a discretionary share option plan (DSOP) and a long-term incentive plan (LTIP) designed to reward longer-term performance. Details of all share incentive awards outstanding for each executive director serving during 2003 are set out on pages 22 and 23. All executive directors’ future entitlements are subject to the performance conditions applicable to the relevant plan as disclosed below. Other than as described below, the company has no present intention of making any significant change to the executive directors’ existing entitlements under these plans.

During 2003, the Remuneration Committee reviewed the operation of the existing equity plans and resolved to introduce a number of changes to the way these will operate in the future. These include the removal of a number of re-testing provisions in the plans and, in order to reduce the dilution impact of the share option plans, the Remuneration Committee proposes to introduce a Restricted Share Plan for employees below the Group Management Committee (GMC) level and an Annual Bonus Profit Sharing Plan. Further details of these are provided below.

LTIP: since 1993, Reuters has operated a long-term incentive plan which seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of contingent share rights to executive directors and those senior managers most able to influence corporate performance. From 2003, awards are based on the fair market value per share using option pricing methodology. The fair market value ascribed to each share for LTIP purposes is presently 39.9% of current market value.

The Remuneration Committee considers that relative total shareholder return (TSR) remains the most appropriate measurement criterion for the LTIP. Whilst endorsing relative TSR as a measure, the Remuneration Committee recognises that the company does not naturally fall into any one of the existing FTSE industrial sectors. Accordingly, the Remuneration Committee believes that the FTSE 100 generally, rather than one individual sector e.g. media and photography, remains the most appropriate peer group for comparison purposes.

Under the terms of his service contract, annual equity awards to Tom Glocer will be based on a fair market value, calibrated by reference to the average of the mid-market position of a comparator group of FTSE 100 companies, with significant international operations (excluding the top and bottom five companies measured by market capitalisation) and the mid-market position of a US comparator group comprising media companies. For both comparator groups, the data has been provided by Towers Perrin. LTIP awards will form part of the total equity grant. Details of the grants for 2003 are set out in the table on page 22.

For 2004, it is anticipated that the fair market value of Tom Glocer’s LTIP award will be approximately 108% of basic salary. The other executive directors will receive awards in 2004 with a fair market value of approximately 81% of base salary.

To be consistent with the objectives of the plan, and to ensure the Group’s growth is measured relative to other major UK companies, performance is measured over a three-year period by comparing the TSR of the Group with that of other companies comprising the FTSE 100 at the beginning of the period. The companies are ranked according to their TSR for the measurement period with the company having the highest TSR ranked first. As a matter of good practice, the measurements are verified independently before being presented to the Remuneration Committee for approval.

For 2003 awards, the Group’s position on the list determines the extent to which plan awards will vest. The Group must achieve median TSR performance for a proportion of the award to vest: full vesting only occurs for top quartile performance. Between those positions, awards vest on a straight line scale starting at 4% for median performance. If awards made prior to 2003 do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years under a re-testing provision.

Subject to shareholder approval being given at the 2004 annual general meeting, from 2004, the re-testing provision will be removed and accordingly the plan will not permit any extension of the measurement period if the awards do not, or only partially, vest. Awards that do not meet at least the median performance condition on completion of the performance period will lapse. Future awards shall continue to vest in full for top quartile performance, with one-third of the initial award vesting for median performance, with proportionate vesting for incremental performance between these points.

18	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

The pre-set vesting criteria for awards which vested during 2003 or which have not yet vested are shown in the table below together with the actual ranking at 31 December 2003 (or on vesting if earlier). Awards vesting under the plan are not released until at least five years from the date of grant.

	Pre-set vesting criteria

Date measurement	Rankings for	Rankings for	Ranking at
period commenced	100% vesting	zero vesting	31 December 2003

1 January 2000	1 to 26	66 to 100	90
1 January 2001	1 to 25	51 to 100	88
1 January 2002	1 to 25	51 to 100	97
1 January 2003	1 to 25	51 to 100	99

In order to smooth the opening and closing points of measurement, the average of the daily closing prices for the immediately preceding twelve months is used as the initial and final share prices when calculating the TSR. Shares awarded under the plan will continue to be met from existing shares held by Reuters employee share ownership trusts (ESOTs). The costs are charged to the profit and loss account over the vesting periods.

DSOP: a global discretionary stock option plan was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. Therefore, the options granted to executive directors can only vest if the percentage growth in the Group’s earnings per share (EPS) exceeds the percentage growth in the retail price index by more than 9% over the three year performance period. For existing awards, if the target is not met, the performance period may be extended by up to two years with an increase of 3% in the hurdle rate of EPS growth for each year added to the performance period. If the target rate is not met by the end of the fifth year the options will lapse.

These performance conditions were established in 2001 to retain management focus on earnings in a particularly challenging market. The Remuneration Committee believes that it is appropriate to retain the performance conditions for executive directors at this stage in Reuters transition. However, from 2004, the re-testing provision will be removed and accordingly, awards will not permit any extension of the measurement period. If the awards do not meet the EPS performance condition upon completion of the initial performance period they will lapse.

The performance conditions have been measured for the June 2001 grant which was the first grant to executive directors with these performance conditions. The performance conditions were not met and will be subject to a performance re-test at the end of 2004. In 2003, there were no performance conditions for options granted to participants other than the executive directors.

The executive directors are contractually entitled to participate in the DSOP. Under the terms of his service contract, annual equity awards to Tom Glocer are based on a fair market value using the option pricing methodology which currently ascribes to each share a value of 27.5% of the market price. 2003 awards are detailed in the table set out on page 23. For 2004, it is anticipated that the fair market value of Tom Glocer’s DSOP award will be approximately 217% of basic salary. Other executive directors’ awards will be made at a fair market value of approximately 69% of basic salary. It is the Remuneration Committee’s practice to divide participants’ annual entitlements into two awards, normally made in February and August each year.

To reduce the dilutive impact DSOPs have on shareholders’ interests, it is intended that the number of participants be reduced significantly. In the future, participation will normally be confined to executive directors and members of the GMC. Subject to obtaining shareholder approval, a Restricted Share Plan, as described below, will be introduced for other Reuters employees.

SAYE Plan: an all-employee international savings related share option plan is offered in which the Chairman and the executive directors are eligible to participate. Participants save a fixed monthly amount of up to £250 (subject to a maximum, established annually for each offer) for three or five years and are then able to use their savings to buy the Group’s shares at a price set at a 20% discount to the market value at the start of the savings period. In line with market practice, no performance conditions attach to options granted under this plan. For the 2003 offer, the fixed monthly savings amount was established at a maximum of £100 per month with a three year savings period.

Legacy plans: there are several legacy plans under which Tom Glocer and Devin Wenig received awards prior to becoming executive directors of the Group. It is not intended that executive directors should receive any further awards under these plans.

Performance related share plan (PRSP): this plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. Tom Glocer and Devin Wenig hold awards granted before they became executive directors of the Group. The performance condition is the same as for the LTIP, although vested shares can be released three years after grant.

Deferred bonus share plan (DBSP): restricted share awards were made in 2000 as a special retention bonus to a total of around 100 senior managers excluding the directors in office at that time. As a retention tool, and in line with the then market practice, they were made conditional only on remaining in employment until the shares vested. These awards vested in February 2002 and February 2003. Tom Glocer has deferred the vesting of his shares under the plans, which are currently due to vest in April 2004 subject to any further deferral that he may elect to make. The shares awarded under the plan are satisfied by existing shares from the Group’s ESOTs.

Executive stock option plan (ESOP): Tom Glocer participated in an executive stock option plan operated in 1993 and 1994. Options under the plan carry no performance conditions and vested automatically on the third anniversary of grant.

Plan 2000: a one-off all-employee option grant was made in 1998 in order to support the retention of employees over the millennium period. In common with such all-employee plans, there is no performance condition to be satisfied. All employees, including the executive directors, were given the opportunity to apply for an option to acquire 2,000 shares at an exercise price of £5.50 per share. These options became exercisable in September 2001 and will normally expire in September 2005. A small supplementary grant was made to new employees in March 1999, at an option price of £8.14 and these will normally expire in March 2006. The company may issue new shares to satisfy options granted under this plan.

Restricted Share Plan: the company will seek shareholder approval during 2004 to introduce a restricted share plan. Restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GMC. It is intended that, other than for executive directors and GMC members, Reuters employees will be eligible to participate in this plan instead of the DSOP. This new plan will enable Reuters to provide market competitive remuneration, whilst reducing the dilution impact to shareholders. Other than in the year of introduction, employees would generally not be eligible to participate in the DSOP and the Restricted Share Plan in the same year.

Annual Bonus Profit Sharing Plan: on 18 December 2003, Reuters announced its intention to introduce a new profit sharing plan across the all-employee population. This plan is being introduced to focus Reuters employees on reward for profit growth. Executive directors and members of the GMC will not participate in this plan. Payments under the plan will typically be made in the form of shares which will normally be subject to a 12 month vesting period.

3 Performance graph
The Group’s TSR for the five years to 31 December 2003 compared with the return achieved by the FTSE 100 index of companies is shown below. This index is used as the comparator group for the performance conditions attached to the LTIP and PRSP referred to above. The calculations assume the reinvestment of dividends.

Reuters Group PLC Annual Report and Form 20-F 2003	19

Back to Contents

Remuneration report continued

4     Service contracts
It is the company’s policy that new directors be offered notice periods of not more than one year. The Group recognises, however, that, in the case of appointments from outside the company, a longer notice period may initially be necessary, reducing to one year subsequently. The Remuneration Committee ensures that appropriate provisions are in place in the event of the termination of any director’s service contract.

Tom Glocer has a service contract, with an effective date of 23 July 2001, normally terminable by him on 90 days’ notice or, where due to the fault of the Group, on 30 days’ notice. The company may terminate without cause on 30 days’ notice. In the event of termination by Tom Glocer due to the fault of the company or by the company without cause, on or before 1 July 2003, he was entitled to a compensation payment equal to twice the sum of his basic annual salary and an estimated annual bonus calculated by reference to the highest bonus percentage received in the previous three years. Following an agreed change to the terms of his contract, where the company terminates his contract without fault attributable to him, Tom Glocer’s compensation will be limited to a maximum of 12 months’ accrued benefits being annual salary, annual bonus and pension contributions. However, in the event of a change in control of the company, the contract will revert to its original terms and Tom Glocer will be entitled to a maximum amount of compensation based on 20 months’ salary, annual bonus and pension contributions, if such change of control occurs prior to 1 July 2004. He will be entitled to 16 months’ salary, annual bonus and pension contributions, if such event occurs prior to 1 July 2005 and 12 months’ salary, annual bonus and pension contributions thereafter.

In the event of termination at any time which is not due to the fault of Tom Glocer, he retains the benefit of any outstanding share plan awards as if his employment had not ceased. In addition, Tom Glocer and his family retain the life assurance, private healthcare benefits provided by the company for one year following termination.

David Grigson’s and Devin Wenig’s contracts have effective dates of 21 June 2001 and 17 February 2003 respectively, and can be terminated on one year’s notice. Any termination payment will not exceed an amount equal to the sum of annual salary, bonus and 12 months’ pension contributions paid by the company.

On a change of control of the company, all the executive directors are entitled to terminate their contracts on one month’s notice unless the acquiring party has, within three months of the change of control, agreed to adopt and uphold the company’s Trust Principles (see page 84). Termination payments of a maximum of 12 months’ salary, annual bonus and 12 months’ pension contributions are payable to David Grigson and Devin Wenig (and to Tom Glocer as previously detailed) in such circumstances.

5     Policy on external appointments
The Group recognises that its directors may be invited to become non-executive directors of other companies or to become involved in charitable or public service organisations. As the Board believes that this can broaden the knowledge and experience of the Group’s directors to the benefit of the Group, it is the Group’s policy to approve such appointments provided there is no conflict of interest and the commitment required is not excessive. Board approval is required and directors are permitted to retain cash only fees paid for such appointments. For the period 1 January 2003 to 30 June 2003, Philip Green received approximately £7,754 as a director of SKF AB. None of the other executive directors retained any fees for external directorships.

6      Directors’ remuneration for 2003

						2003	2002

					Compensation
	Salary/			Expense	for loss
	fees	Bonus	Benefits[9]	allowances[10]	of office	Total[11]	Total
	£000	£000	£000	£000	£000	£000	£000

Chairman:
Sir Christopher Hogg	263	–	15	–	–	278	277

Non-executive directors:
Sir John Craven	45	–	–	–	–	45	45
Edward Kozel	35	–	–	–	–	35	35
Niall FitzGerald[1]	35	–	–	–	–	35	–
Roberto Mendoza	35	–	–	–	–	35	35
Richard Olver	50	–	–	–	–	50	45
Charles Sinclair	45	–	–	–	–	45	45
Ian Strachan[2]	204	–	–	–	–	204	110

Executive directors:
Tom Glocer[3]	816	801	281	–	–	1,898	1,710
Philip Green[4]	225	–	14	58	834	1,131	836
David Grigson[5]	400	314	2	69	–	785	690
Devin Wenig[6]	312	274	12	11	–	609	–
Total emoluments of directors[7]	2,465	1,389	324	138	834	5,150	4,714

Other senior managers as a group (10 persons)[8]
(2002: 8 persons)	2,712	1,551	118	367	1,209	5,957	3,748

Notes: ( For disclosure purposes, all amounts have been rounded up to the nearest thousand.)
1.	Niall FitzGerald does not personally receive the payment of £35,000 which is made directly to Unilever PLC.
2.	Fees paid to Ian Strachan include £168,712 in respect of his position as a non-executive director (Chairman) of Instinet Group and £35,000 in respect of his position as non-executive director of the company. He also received from Instinet Group 9,995 restricted stock units, which vested in May 2003 with a market value of £22,198, and 20,718 restricted stock units which will vest in May 2004.
3.	Non-cash benefits received by Tom Glocer included accommodation costs of £239,166, travel and relocation related expenses of £19,878, and company car and healthcare benefits totalling £21,532.
4.	Philip Green resigned from the Board and as an employee on 30 June 2003. Under the terms of his service contract Philip Green was entitled to a termination payment of £815,000 being equivalent to one year’s salary, average bonus payment and annual employer’s pension contributions. He was made a gift of his company car, valued at £18,800, in lieu of any entitlement to a bonus for 2003, which would otherwise have been £176,625. In addition, in accordance with the provisions in place for all employees whose position is made redundant, Philip Green was provided with outplacement support. For Philip Green, this was an amount up to a maximum value of £25,000; this does not represent monies received by Philip Green, but is the maximum amount payable to a third party to provide the services. He also received a car, private healthcare and life insurance benefits of £14,000 and a retirement allowance of £58,000 whilst in office.

20	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents
6.	Directors’ remuneration for 2003 continued

5.	David Grigson received healthcare benefits of £1,470, a car allowance of £7,420 and a retirement allowance of £61,000
6.	Devin Wenig was appointed an executive director on 17 February 2003 and therefore the amounts shown for Devin Wenig as a director are for the period 17 February 2003 to 31 December 2003. His emoluments for the period 1 January 2003 to 16 February 2003 are included within the collective numbers for senior managers. He received private health care benefits of £12,000 and a car allowance of £11,000.
7.	The total for directors in 2002 includes payments of £27,000 and £859,000 respectively to Dennis Malamatinas and Geoffrey Weetman who retired in 2002.
8.	The senior manager group consisted of 10 persons in total, including Devin Wenig for the period 1 January 2003 to 16 February 2003, prior to his appointment as executive director on 17 February 2003. Stephen Mitchell is included up to 31 August 2003 when he left the Group. Christian Verougstraete and Simon Walker are included from 3 March 2003 and 8 January 2003, when each respectively joined the Group. Rosemary Martin is included from 23 June 2003 when she was appointed to the GMC.
9.	Items included under Benefits are those provided as goods and services during the year.
10.	Items included under Expense Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.
11.	The total aggregate emoluments for the directors for the period 1 January 2003 to 31 December 2003 which excludes termination payments were £4.4 million. The total equivalent emoluments for 2002, which included the emoluments of certain directors not serving during 2003, were £4.1 million, excluding termination payments of £0.6 million.

Directors’ pensions
Tom Glocer, David Grigson and Devin Wenig participate in defined contribution pension arrangements.

Tom Glocer participates in the Group’s US pension arrangements and is entitled to a pension allowance of 20% of his base salary during 2003 and 25% of his base salary for 2004. David Grigson is a member of the Reuters Retirement Plan in the UK and receives a contribution in respect of pension benefits equal to 20% of the UK earnings cap. Both are entitled to a lump sum death in service benefit whilst in service of four times basic salary.

Devin Wenig participates in the Group’s US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death in service benefit of US$1 million.

Philip Green was a member of the Reuters Retirement Plan in the UK and received a contribution in respect of pension benefits equal to 20% of the UK earnings cap, pro-rated to 30 June 2003. The Group continued to provide death in service benefit of four times his Reuters base salary up until 31 December 2003.

Group contributions and allocations (including the cost of life cover) in respect of these directors in 2003 were:

		Company contribution
		in respect of period
	Age	£000

Tom Glocer	44	167
David Grigson	49	23
Philip Green	50	19	[1]
Devin Wenig	37	22	[2]

1.	The contribution in respect of Philip Green includes the cost of securing continued life cover beyond his date of termination.
2.	The contribution in respect of Devin Wenig reflects the Group contribution for the full year. Since his appointment as an executive director on 17 February 2003, the contribution was £20,000.

The Chairman has been admitted as a member of the Reuters Pension Fund for the purpose only of providing a fixed lump sum benefit of £300,000 for his dependants in the event of his death in service. Under an unfunded pension arrangement, the Chairman is entitled to a pension of 2.5% of his annual fee times the number of years’ service, from the date of his appointment as Chairman in May 1985 to the date his office terminates.

Pension benefits earned during 2003 by the Chairman are as set out in the following table.

Name	Age	Accrued pension at 31 December 2003 £000	Director’s contributions during the year £000	Increase in accrued pension during the year £000	Increase in accrued pension during the year (net of inflation) £000	Transfer value of accrued pension 31 December 2002 £000	Transfer value of accrued pension 31 December 2003 £000	Increase in transfer value, net of director’s contributions £000

Sir Christopher Hogg[1]	67	123	–	7	5	1,802	1,878	76

1.	The Group also paid an amount of £5,600 in respect of life cover for the Chairman.

The information shown above complies with requirements under both the London Stock Exchange Listing Rules and the Directors’ Remuneration Report Regulations 2002. The transfer values have been calculated in accordance with the guidance note ‘GN11’ published by the Institute of Actuaries and Faculty of Actuaries.

The total amount of contributions or accruals made by the Group in 2003 to provide pension and similar benefits for the directors was £368,000 (2002: £1.76 million) and for the directors and the non-director senior managers as a group was £1,024,000 (2002: £ 2.15 million). These aggregate figures include an accrual of £58,000 and £65,000 respectively for the investment returns within the US executive pension arrangements. These investment returns are calculated based on each individual’s national fund choices made by reference to actual investment funds and the actual investment returns achieved on these funds.

Reuters Group PLC Annual Report and Form 20-F 2003	21

Back to Contents

Remuneration report continued

Directors’ interests in long-term incentive plans

	Plan[1]				Market
			Number		value
			at		per share					Number at
			1 January		at grant					31 December
			2003	Number	for awards		Number	Number	Number	2003		Date from
			(or later	granted	made		vested	(exercised)	(lapsed)	(or earlier	End of	which
		Date of	date of	during	during		during	during	during	date of	qualifying	rights are	Expiry
		award	appointment)	period	period		period[2]	period	period	departure)	period	exercisable	date

Tom Glocer	PRSP[3]	1 Apr 1999[5]	9,855	–	–		–	(9,855)	–	–	31 Dec 01	1 Jan 02	31 Dec 05
		1 Apr 1999[5]	42,596	–	–		–	(42,596)	–	–	31 Dec 01	1 Jan 02	31 Dec 05
		15 Mar 2000[5]	33,518	–	–		–	–	–	33,518	31 Dec 04	1 Jan 05	31 Dec 06
	LTIP[3]	25 Jun 2001	174,451	–	–		–	–	–	174,451	31 Dec 04	1 Jan 06	31 Dec 07
		20 Feb 2002	234,974	–	–		–	–	–	234,974	31 Dec 04	1 Jan 07	31 Dec 08
		24 Feb 2003	–	1,731,277	135	p	–	–	–	1,731,277	31 Dec 05	1 Jan 08	31 Dec 09
	DBSP	24 Mar 2000[5]	75,000	–	–		–	–	–	75,000	15 Feb 02	6 Apr 04	n/a
		30 May 2000[5]	60,000	–	–		–	–	–	60,000	15 Feb 03	6 Apr 04	n/a

Total			630,394	1,731,277			–	(52,451)	–	2,309,220

Philip Green	PRSP[3]	1 Apr 1999[4]	100,000	–	–		–	(100,000)	–	–	31 Dec 01	1 Jan 02	31 Dec 05
	LTIP[3]	15 Mar 2000	24,320	–	–		–	–	–	24,320	31 Dec 04	1 Jan 06	31 Dec 06
		25 Jun 2001	55,426	–	–		–	–	(9,238)	46,188	31 Dec 04	1 Jan 06	31 Dec 07
		20 Feb 2002	68,411	–	–		–	–	(34,206)	34,205	31 Dec 04	1 Jan 07	31 Dec 08
		24 Feb 2003	–	225,000	135	p	–	–	(187,500)	37,500	31 Dec 05	1 Jan 08	31 Dec 09

Total			248,157	225,000			–	(100,000)	(230,944)	142,213

David Grigson	LTIP[3]	5 Dec 2000	42,579	–	–		–	–	–	42,579	31 Dec 04	1 Jan 05	31 Dec 06
		25 Jun 2001	26,294	–	–		–	–	–	26,294	31 Dec 04	1 Jan 06	31 Dec 07
		20 Feb 2002	37,205	–	–		–	–	–	37,205	31 Dec 04	1 Jan 07	31 Dec 08
		24 Feb 2003	–	200,000	135	p	–	–	–	200,000	31 Dec 05	1 Jan 08	31 Dec 09

Total			106,078	200,000			–	–		306,078

Devin Wenig	PRSP[3]	15 Mar 2000[5]	18,166	–	–		–	–	–	18,166	31 Dec 04	1 Jan 05	31 Dec 06
		29 Mar 2001[5]	20,704	–	–		–	–	–	20,704	31 Dec 04	1 Jan 05	31 Dec 07
	LTIP[3]	25 Jun 2001[5]	2,295	–	–		–	–	–	2,295	31 Dec 04	1 Jan 06	31 Dec 07
		20 Feb 2002[5]	22,047	–	–		–	–	–	22,047	31 Dec 04	1 Jan 07	31 Dec 08
		24 Feb 2003	–	200,000	135	p	–	–	–	200,000	31 Dec 05	1 Jan 08	31 Dec 09

Total			63,212	200,000			–	–		263,212

Other senior managers as a group (10 persons) (2002: 8 persons)	PRSP[3]	15 Sep 1998	23,886	–	–		–	–	–	23,886	31 Dec 00	1 Jan 01	31 Dec 04
		1 Apr 1999	17,280	–	–		–	–	–	17,280	31 Dec 01	1 Jan 02	31 Dec 05
		1 Apr 1999	79,753	–	–		–	(22,217)	–	57,536	31 Dec 01	1 Jan 02	31 Dec 05
		15 Mar 2000	112,216	–	–		–	–	–	112,216	31 Dec 04	1 Jan 05	31 Dec 06
		29 Mar 2001	82,570	–	–		–	–	–	82,570	31 Dec 04	1 Jan 05	31 Dec 07
	LTIP[3]	30 Jun 1997	30,191	–	–		–	(30,191)	–	–	31 Dec 00	1 Jan 01	31 Dec 03
		1 Apr 1999	55,956	–	–		–	–	–	55,956	31 Dec 01	1 Jan 04	31 Dec 04
		1 Apr 1999	58,425	–	–		–	–	–	58,425	31 Dec 01	1 Jan 04	31 Dec 05
		15 Mar 2000	44,687	–	–		–	–	–	44,687	31 Dec 04	1 Jan 06	31 Dec 06
		25 Jun 2001	35,176	–	–		–	–	(401)	34,775	31 Dec 04	1 Jan 06	31 Dec 07
		20 Feb 2002	136,072	–	–		–	–	(6,887)	129,185	31 Dec 04	1 Jan 07	31 Dec 08
		24 Feb 2003	58,548	907,982	135	p	–	–	(90,741)	875,789	31 Dec 05	1 Jan 08	31 Dec 09
		4 Aug 2003	–	208,333	135	p6	–	–	–	208,333	31 Dec 05	1 Jan 08	31 Dec 09

Total			734,760	1,116,315			–	(52,408)	(98,029)	1,700,638

Notes:
1.	See performance conditions attached to these awards.
2.	No share awards vested during 2003.
3.	PRSP awards are available for exercise immediately on vesting. The qualifying period may be extended by up to two years where vesting does not occur or is only partial after the initial three-year period. LTIP awards are subject to a retention period of two years from vesting, save that this is reduced to one year where the performance period has been extended to five years.
4.	The Remuneration Committee decided that Philip Green’s existing LTIP participation rights will continue, on a pro-rata basis reflecting his period of service during the Performance period, until they vest or lapse, as if he had remained an employee for that period. The awards will remain subject to the normal retention period. No other awards had their terms varied during the year.
5.	The indicated awards were made prior to the appointment of the relevant individual as an executive director of the company.
6.	The indicated award was made with reference to the market value of a share consistent with the earlier grant in February 2003. The share price on 4 August 2003 was 247.5 pence.

22	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Directors’ share options

				Number at					Number at
				1 January					31December
				2003	Number	Number	Number	Number	2003
			Exercise	(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
			price[5]	date of	during	during	during	during	date of	exercise	Expiry
	Plan[4]	Date of grant	(pence)	appointment)	period	period[6]	period[6]	period	departure)	date	date

Sir Christopher Hogg	SAYE	11 Mar 1999	667	1,012	–	–	–	–	1,012	1 May 2004	1 Nov 2004

Total				1,012	–	–	–	–	1,012

Tom Glocer	DSOP	25 Jun 2001	862	565,113	–	–	–	–	565,113	25 Jun 2004	25 Jun 2011
		20 Feb 2002	528	461,295	–	–	–	–	461,295	20 Feb 2005	20 Feb 2012
		2 Aug 2002	266	915,654	–	–	–	–	915,654	2 Aug 2005	2 Aug 2012
		24 Feb 2003	135	–	1,307,514	–	–	–	1,307,514	24 Feb 2006	20 Feb 2013
		4 Aug 2003	245	–	706,594	–	–	–	706,594	4 Aug 2006	4 Aug 2013
	ESOP	9 Feb 19941&2	US$7.28	13,716	–	–	–	–	13,716	9 Feb 1997	9 Feb 2005
	SAYE	11 Mar 19991&2	US$13.68	1,512	–	–	–	(1,512)	–	1 May 2004	1 Nov 2004
		11 Apr 2002	448	2,216	–	–	–	(2,216)	–	1 Jun 2007	1 Dec 2007
		16 Apr 2003	90	–	4,200	–	–	–	4,200	1 Jun 2006	1 Dec 2006
	Plan 2000	24 Sep 1998[2]	550	2,000	–	–	–	–	2,000	24 Sep 2001	24 Sep 2005

Total				1,961,506	2,018,308	–	–	(3,728)	3,976,086

Philip Green[3]	DSOP	25 Jun 2001	862	177,494	–	177,494	–	–	177,494	1 Jul 2003	30 Jun 2004
		20 Feb 2002	528	144,886	–	72,443	–	(72,443)	72,443	1 Jul 2003	30 Jun 2004
		2 Aug 2002	266	287,593	–	143,796	–	(143,797)	143,796	1 Jul 2003	30 Jun 2004
		24 Feb 2003	135	–	225,000	37,500	–	(187,500)	37,500	1 Jul 2003	30 Jun 2004
	SAYE	11 Apr 2002	448	1,272	–	490	–	(782)	490	1 Jul 2003	31 Dec 2003
		16 Apr 2003	90	–	4,200	233	–	(3,967)	233	1 Jul 2003	31 Dec 2003

Total				611,245	229,200	431,956	–	(408,489)	431,956

David Grigson	DSOP	25 Jun 2001	862	92,807	–	–	–	–	92,807	25 Jun 2004	25 Jun 2011
		20 Feb 2002	528	75,757	–	–	–	–	75,757	20 Feb 2005	20 Feb 2012
		2 Aug 2002	266	150,375	–	–	–	–	150,375	2 Aug 2005	2 Aug 2012
		24 Feb 2003	135	–	200,000	–	–	–	200,000	24 Feb 2006	20 Feb 2013
		4 Aug 2003	245	–	200,000	–	–	–	200,000	4 Aug 2006	4 Aug 2013
	SAYE	12 Apr 2001	832	698	–	–	–	(698)	–	1 Jun 2004	1 Dec 2004
		11 Apr 2002	448	2,216	–	–	–	–	2,216	1 Jun 2007	1 Dec 2007
		16 Apr 2003	90	–	4,200	–	–	–	4,200	1 Jun 2006	1 Dec 2006

Total				321,853	404,200	–	–	(698)	725,355

Devin Wenig	DSOP	27 Dec 2000[2]	1,139	6,913	–	1,728	–	–	6,913	27 Dec 2001	27 Dec 2007
		25 Jun 2001[2]	862	9,135	–	2,283	–	–	9,135	25 Jun 2002	25 Jun 2011
		20 Feb 2002[2]	528	25,936	–	6,484	–	–	25,936	20 Feb 2003	20 Feb 2012
		2 Aug 2002[2]	266	200,000	–	50,000	–	–	200,000	2 Aug 2003	2 Aug 2012
		24 Feb 2003	135	–	200,000	–	–	–	200,000	24 Feb 2006	20 Feb 2013
		4 Aug 2003	245	–	200,000	–	–	–	200,000	4 Aug 2006	4 Aug 2013
	SAYE	10 Mar 20001&2	US$19.92	585	–	585	–	(585)	–	15 Apr 2003	15 Oct 2003
Plan 2000		24 Sept 1998[2]	550	2,000	–	–	–	–	2,000	24 Sept 2001	24 Sept 2005

Total				244,569	400,000	61,080	–	(585)	643,984

Other senior managers as a group (10 persons) (2002: 8 persons)	SAYE	11 Mar 1999	667	1,012	–	–	–	–	1,012	1 May 2004	1 Nov 2004
		10 Mar 2000	992	390	–	390	–	(390)	–	15 Apr 2003	15 Oct 2003
		12 Apr 2001	832	814	–	–	–	–	814	1 Jun 2004	1 Dec 2004
		11 Apr 2002	448	4,760	–	–	–	–	4,760	1 Jun 2005	1 Dec 2005
		16 Apr 2003	90	–	12,600	–	–	–	12,600	1 Jun 2006	–
	DSOP	27 Dec 2000	1,139	38,056	–	11,239	–	–	38,056	27 Dec 2001	27 Dec 2007
		25 Jun 2001	862	146,457	–	17,980	–	–	146,457	25 Jun 2002	25 Jun 2011
		20 Feb 2002	528	192,067	–	31,554	–	(11,394)	180,673	20 Feb 2003	20 Feb 2012
		2 Aug 2002	266	986,559	–	209,046	–	(27,138)	959,421	2 Aug 2003	2 Aug 2012
		24 Feb 2003	135	20,000	852,315	9,375	–	(65,625)	806,690	24 Feb 2004	24 Feb 2013
		1 Apr 2003	108	–	350,208	–	–	–	350,208	1 Apr 2004	1 Apr 2013
		4 Aug 2003	245	–	977,550	–	–	–	977,550	4 Aug 2004	4 Aug 2013
	Plan 2000	24 Sep 1998	550	16,000	–	–	–	–	16,000	24 Sep 2001	24 Sep 2005

Total				1,406,115	2,192,673	279,384	–	(104,547)	3,494,241

Reuters Group PLC Annual Report and Form 20-F 2003	23

Back to Contents

Directors’ share options continued
Notes:
1.	The options indicated are over ADSs and, for the purposes of this disclosure, have been converted into the equivalent number of ordinary shares and an equivalent option price.
2.	The indicated awards were made prior to the appointment of the relevant individual as a director of the company. The DSOP options granted prior to the appointment as a director have no performance condition.
3.	On Philip Green’s departure on 30 June 2003, unvested DSOP options vested on a pro-rata basis in accordance with the rules of the plan and became exercisable within twelve months. The early exercise provisions under the SAYE Plan and Plan 2000 rules were also triggered, requiring any exercise to take place within six months of his date of departure.
4.	Options granted under the SAYE Plan, Plan 2000 and the ESOP have no performance conditions. Save as disclosed in note 2 above, exercise of each DSOP award is conditional on the performance criteria described in the remuneration policy section 2 and no performance conditions were varied during 2003.
5.	At 31 December 2003 the market price of Reuters shares was 235 pence per share and US$25.35 per ADS. The highest prices during the year were 268.25 pence per share and US$27.09 per ADS and the lowest were 95.50 pence per share and US$9.59 per ADS.
6.	There were no gains on the exercise of share options in 2003 (2002: nil). Additionally, no gains were made on the vesting of shares as the market value share price was below the grant price for all schemes.

7	Directors’ interests in ordinary shares
The total interests of the current directors and other senior management in the issued share capital of the Group and in shares underlying options and incentive plans are shown below as at 3 March 2004. No director or senior manager beneficially owns 1% or more of the Group’s issued share capital. Interests in ordinary shares (excluding options and interests in long-term incentive plans disclosed above) held at 1 January 2003 and 31 December 2003 are also shown for directors in office at 31 December 2003. Directors were the beneficial owners of all shares except for 814 shares, 35,000 shares and 16,875 shares held by family members of the Chairman, Charles Sinclair and David Grigson respectively and for 52,451 shares held by a trust of which Tom Glocer is a beneficiary.

	Interests at 1 January 2003 Shares	Interests at 31 December 2003 Shares		Interests at 3 March 2004

					Long-term
			Shares	Options	incentives

Directors:
Sir Christopher Hogg	53,321	63,321	63,321	1,012	–
Tom Glocer	24,576	217,058	217,058	4,765,516	2,853,314
David Grigson	10,045	48,430	48,430	848,305	506,078
Devin Wenig	n/a	78,354	78,354	766,934	436,212
Sir John Craven	6,846	6,846	6,846	–	–
Niall FitzGerald	12,500	30,000	30,000	–	–
Edward Kozel	120,000	90,000	67,500	–	–
Roberto Mendoza	28,000	53,000	53,000	–	–
Richard Olver	10,000	10,000	10,000	–	–
Charles Sinclair	32,100	35,000	35,000	–	–
Ian Strachan	1,500	15,500	15,500	–	–

Other senior managers as a group (10 persons)	317,386	433,155	322,125	3,945,536	1,935,407

As at the date of this report Tom Glocer, David Grigson, Devin Wenig and Edward Kozel each held 1,000 shares in the Instinet Group and Ian Strachan held 17,780 shares. The other senior managers as a group held interests in 3,000 shares of Instinet Group.

None of the directors has notified the company of an interest in any other shares, or other transactions or arrangements which require disclosure. There have been no movements in the interests of the directors in the share capital of the Group companies since 31 December 2003 save as otherwise disclosed in this report.

8	Remuneration and pension arrangements for past directors
André Villeneuve, a former director of both the company and Instinet Group, continues to receive his base salary from the Instinet Group of £360,098 (US$600,000) per annum from 1 January 2003 until 30 November 2004 in accordance with the terms of his severance agreement with Instinet Group. He also received, in February 2003, a payment of £528,294 (US$861,120) in lieu of bonus entitlements for that same period.

9	Subsidiary undertaking share plans
A few subsidiary undertakings operate share plans over new or existing shares for their directors and employees. Of these, only the stock option plans operated by the Instinet Group are significant for the Group.

The Instinet 2000 Stock Option Plan permits the grant of options up to a maximum of 14% of the common stock outstanding immediately after the completion of the Instinet Group IPO in May 2001. Options may be granted to directors and employees of Instinet Group at an exercise price of not less than fair market value at the date of grant. Options normally vest in instalments over a four-year period and may not exceed a term of ten years. Approximately 1,050 employees and directors of Instinet Group participate in the plan. At 31 December 2003, options were outstanding over approximately 27.1 million Instinet Group shares, equivalent to 8.2% of Instinet Group’s outstanding common stock. These options have exercise prices ranging from US$18.70 to US$3.25 per share with a term of seven years from grant.

As a result of the acquisition by the Instinet Group of Island in 2002, a further 953,235 shares under option were outstanding under the Island stock option plan (and are now exercisable into Instinet Group common stock) as at 31 December 2003. Exercise prices range from US$0.91 to US$8.48 (on an adjusted basis) with a term of ten years from grant.

On behalf of the Board
Sir Christopher Hogg
Chairman
3 March 2004

24	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Statement of directors’ responsibilities

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

Reuters Group has complied with both UK and US disclosure requirements in this report in order to present a consistent picture to all shareholders. In preparing the financial statements, the directors confirm applicable accounting standards have been followed, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made.

Directors responsibilities
The directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors have reviewed the budget and cash flow forecasts for the Group and the company for the year to 31 December 2004 and outline projections for the subsequent year in the light of the financial position and borrowing facilities at 31 December 2003. On the basis of this review the directors are satisfied that Reuters is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

Risk management, internal controls and disclosure controls and procedures
The directors acknowledge their responsibility for the Group’s system of internal control and confirm they have reviewed its effectiveness. In doing so, the Board has taken note of the Guidance on Internal Control (the Turnbull Guidance) contained in the new Combined Code.

The Board confirms that it has adopted a process for identifying, evaluating and managing significant risks faced by the Group. This process, which accords with the Turnbull guidance, has been in place for the full financial year and is ongoing. The control system includes: objective setting, risk assessment and monitoring of performance at both strategic and business unit levels through a process known within the company as ‘mission analysis’; the use of ‘balanced scorecards’ to track performance against targets relating to the financial, business, people and customer aspects of the company’s business; written policies and control procedures; monthly financial reporting to the Board and senior management which, amongst other things, tracks performance against the annual budget; and systems to communicate rapidly to appropriate managers incidents requiring immediate attention. In a group of the size, complexity and geographical diversity of Reuters it should be expected that breakdowns in established control procedures might occur. There are supporting policies and procedures for reporting and management of control breakdowns. The Board considers that the control system is appropriately designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits.

Using a common risk management framework throughout the organisation, each of the principal business and functional units summarises the risks that could impede the achievement of its objectives. For each significant risk, line managers document an overview of the risk, how it is managed and any improvement actions required. Risk reports covering operational, financial and strategic risks are submitted for review by the Group Management Committee, the Audit Committee and the Board. A common risk assessment process has also been adopted as an integral part of major programmes such as the Fast Forward programme.

At the year end, before producing the statement on internal control in this annual report and Form 20-F, the Chief Executive and Finance Director meet with each member of the Group Management Committee to consider formally the operation and effectiveness of the Group’s risk management and financial, operational and compliance internal control systems. This review includes consideration of self-assessment reports from line management and covers each of the most significant risks the Group faces and how well these are controlled and managed. The Chief Executive and the Finance Director report on the results of this review to the Audit Committee and to the Board. The Disclosure Committee (described on page 16) supports the process by reviewing disclosure controls and procedures.

Instinet Group and TSI, which are both listed on Nasdaq, have their own systems of risk management and internal controls on which they each report to their shareholders. The boards of Radianz and Factiva, which include Reuters representatives, have responsibility for adopting processes for identifying, evaluating and managing significant risks in their respective businesses. Reuters assessment of the main risks relating to its affiliate companies are considered by the members of the Group Management Committee and included, where required, in the Chief Executive’s report to the Board and Audit Committee.

In addition to the self-assessment and management review procedures, the Group monitors its internal financial control system through a programme of internal audits. Internal auditors independently review the controls in place to manage significant risks and report to the Audit Committee twice a year. The Audit Committee reviews the assurance procedures, including compliance controls, on a bi-annual basis and reports their findings to the Board.

The Group’s external auditors, PricewaterhouseCoopers, have audited the financial statements and have reviewed the work of internal auditors and the internal control systems to the extent they consider necessary to support their audit report. The Audit Committee has met internal auditors and PricewaterhouseCoopers to discuss the results of their work.

During 2003, the directors were not aware of any control breakdowns that resulted in a material loss.

The company carried out as of the end of the period covered by this report, an evaluation under the supervision and with the participation of Reuters Group management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, summarised and reported within specific time periods. Based on the evaluation, the Chief Executive and the Finance Director concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in the Group’s internal controls over financial reporting during the period covered by this report that materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

By order of the Board
Rosemary Martin
General Counsel and Company Secretary
3 March 2004

Reuters Group PLC Annual Report and Form 20-F 2003	25

Back to Contents

United States opinion

To the Board of directors and shareholders of Reuters Group PLC
In our opinion, the consolidated balance sheets and the related consolidated statements of income, total recognised gains and losses, cash flows and movements in shareholders’ equity present fairly, in all material respects, the financial position of Reuters Group PLC and its subsidiaries at 31 December 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2003, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Summary of differences between UK and US generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
3 March 2004

26	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Operating and financial review

Review of year end results
Under US law, all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under Section 8 ‘Risk factors’ on pages 40-41 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date of this report and attributable to Reuters are expressly qualified in their entirety by such factors.

1	Key financial performance measures
The Reuters Group measures its performance by reference to revenue and profit, operating margin, earnings per share and cash flow.

To supplement these UK GAAP measures, the Group undertakes further analysis to break them out into their component parts, which results in the creation of certain non-GAAP measures. The rationale for this analysis is outlined below and reconciliations of the non-GAAP measures used herein to UK GAAP are included within the review of results. These measures are used by management to measure the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

Underlying results
Period-on-period change in Reuters is measured both in overall terms (ie actual reported results under UK GAAP) and in underlying terms. Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals.

The impact of currency fluctuations is excluded from underlying results to enable period-on-period comparison of the operating results of Reuters on a like-for-like basis. Variations in currency exchange rates impact the results because the Reuters Group generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence the reported numbers to a greater or lesser extent, and therefore they are discussed separately from the underlying results to make clear their impact on the overall growth or decline in operations. Underlying results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not manage currency exposure and business unit operating performance is managed against targets set on a constant currency basis. Currency exposure is hedged as described in Section 6 ‘Treasury management’ on pages 38-39.

The impact of acquisitions and disposals is also excluded from underlying results to enable period-on-period comparison of the operating results of Reuters on a like-for-like basis. Underlying results are calculated by excluding the results of entities acquired or disposed of during either the current or prior period, from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business unit, and measure the performance of management against variables over which they have control, without the impact of changes in rates of foreign exchange, and without the year-on-year impact of a step change in revenue and costs that can result from acquisition or disposal activity.

Underlying figures also allow investors to compare the reported Reuters results with the forward-looking guidance issued by Reuters to the investor community. Because it is not able to forecast currency movements or the exact timing and impact of acquisition and disposal activity, Reuters communicates its revenue guidance to investors on an underlying basis. Therefore, providing the underlying results in addition to the actual reported results assists investors in making their own assessment of Reuters performance against the guidance given by management.

Exclusion of restructuring charges
Reuters results are reviewed before and after the impact of Reuters business transformation plan, which includes the Fast Forward programme. Under the Fast Forward programme, Reuters is incurring restructuring costs, relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward is a three-year programme implemented to accelerate and expand on Reuters five-year business transformation plan which was launched in 2001; the programme is scheduled to complete in 2005 as originally envisaged.

The Fast Forward programme is centrally managed, and its performance against targets is evaluated separately from the normal day-to-day business of Reuters. The six principal components of Fast Forward are outlined under ‘Company information’ on page 6.

As the restructuring charges are incurred as part of centrally managed programmes of activity, they do not form part of Reuters ongoing business. Restructuring charges are therefore excluded from certain profit and margin measures, so as to provide a more detailed analysis and understanding of the ongoing business. Restructuring charges are considered exceptional under UK GAAP and are separately identified in note 2 on the consolidated profit and loss account, but because the charges are being incurred over more than two years they are considered ‘recurring’. However, because of their time-limited and defined nature, Reuters believes presenting certain profit measures both including and excluding such charges, gives investors better perspective into the performance of Reuters. In addition, Reuters management uses both measures to assess the performance of management and the business.

Exclusion of amortisation of goodwill and other intangibles, impairments and disposals
For certain cost, profit, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring, amortisation of goodwill and other intangibles, impairments and disposals. The rationale for isolating restructuring charges is explained above. Reuters also isolates the impact of income and charges in respect of its investments. These charges relate to goodwill and other intangibles amortisation and impairments of subsidiaries, associates and joint ventures and amounts written off fixed asset investments.

Income and charges from investments relate to pre-tax profits and losses on disposal of subsidiaries, associates, joint ventures and fixed asset investments. The non-GAAP EPS measure also eliminates the earnings impact of non-recurring tax charges and credits related to impairments, reorganisations and disposals. Such charges and income arise from corporate acquisition and disposal activity, rather than from the ongoing operations of the business units. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community. Acquisition and disposal activity does not form part of the operations controlled by business unit management, and decisions around such activity are usually determined centrally.

Presenting earnings before amortisation of goodwill and other intangibles, impairments and disposals and the above non-recurring tax items also helps investors measure performance in relation to the Group’s dividend policy. In October 2001, Reuters Group defined the long term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters earnings before amortisation of goodwill and other intangibles, impairments and disposals.

Reuters Group PLC Annual Report and Form 20-F 2003	27

Back to Contents

Operating and financial review continued

Note: Group operating loss in 2002

Free cash flow
Reuters free cash flow is used as a performance measure and to assess the extent of the Group’s dividend cover from a cash perspective. Free cash flow is intended to measure all Reuters cash movements other than those which are both discretionary in nature and unrelated to ongoing operating activities such as purchases of shares by the ESOTs, loans to associates and dividends paid out by the Group. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

2 Financial overview
Introduction
The financial services markets in which the Reuters Group operates remained cost conscious and competitive in 2003, resulting in reductions in revenues at both Reuters and the Instinet Group for the second successive year. The Reuters Group returned to profit in 2003 at both the operating and pre tax levels, as the declines in revenues were offset by the impact of cost containment and restructuring programmes within the Group, which reduced the cost base. Also the level of impairment charges and goodwill write-downs that depressed last year’s earnings were not repeated in 2003. Earnings and cash flow have enabled the full year dividend to be maintained at 10.0 pence.

The beginning of a cyclical recovery in the financial services industry towards the end of 2003 resulted in a reduction in the rate of decline in revenue, although the pattern is not uniform. The US recovery is strong, Asia is showing a modest improvement, and Europe is lagging but showing some signs of an upturn. Structural changes remain a factor in the financial markets, with overcapacity still being an issue, particularly in Europe. The competitive outlook is improving due to enhancements to the Reuters product line and improvements in customer service which are both translating into new business.

Summary of results

	Year to 31 December

	2003	2002	2001
	£m	£m	£m

Revenue:
Reuters	2,664	2,992	3,042
Instinet Group	540	592	854
Intra-group	(7)	(9)	(11)

Reuters Group revenue	3,197	3,575	3,885

Operating costs:
Reuters	(2,490)	(2,797)	(2,887)
Instinet Group	(588)	(931)	(707)
Intra-group	7	9	11

Reuters Group operating costs	(3,071)	(3,719)	(3,583)

Operating profit:
Reuters	174	195	155
Instinet Group	(48)	(339)	147

Reuters Group operating profit	126	(144)	302

Affiliates	(35)	(74)	(85)
Impairments and disposals	(13)	(256)	(53)
Fixed asset investments	–	1	3
Net interest	(29)	(20)	(9)

Profit before tax:
Reuters	95	(123)	10
Instinet Group	(46)	(370)	148

Reuters Group profit before tax	49	(493)	158

28	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

2003 results compared with 2002
Reuters Group revenue declined by 11% to £3,197 million. Reuters revenue was down 11% to £2,664 million and by 12% on an underlying basis, reflecting weak trading conditions in global financial markets. Instinet Group revenue was down 9%, largely reflecting the adverse impact of the weaker US dollar on Instinet Group revenues.

A reconciliation of the UK GAAP percentage change in Reuters revenue in 2003 compared to 2002, to the underlying percentage change, is set out below:

					Impact of
	Underlying		Impact of		acquisitions	Actual
Revenue	change		currency		and disposals	change

Reuters	(12%	)	(1%	)	2%	(11%	)

As a consequence of declining revenues over the past two years, actions have been taken at both Reuters and Instinet Group to reduce the operating cost base. Impairment charges and goodwill write-downs dropped from £314 million to £121 million. The result has been a reduction in Reuters Group operating costs in 2003 of 17%.

The Reuters Group operating loss of £144 million in 2002 was converted to a £126 million profit in 2003. Reuters operating profit decreased by £21 million to £174 million, largely driven by an increase in restructuring charges. Excluding amortisation of goodwill and other intangibles, impairments and restructuring charges, Reuters generated an operating profit of £404 million (2002: £393 million), with the 3% increase reflecting strong cost control across all business units. Instinet Group’s operating loss decreased from £339 million in 2002 to £48 million in 2003, mainly due to goodwill impairment charges last year of £208 million.

Reuters Group operating margin was 3.9% in 2003. The Reuters operating margin remained at 6.5% on an actual basis, and increased from 13.1% to 15.2% before amortisation of goodwill and other intangibles, impairments and restructuring.

A reconciliation of UK GAAP operating profit/(loss) and margin to the non-GAAP profit and margin measures is set out below:

			Year to 31 December

Reconciliation of non-GAAP operating profit and margin measures	£m	2003%	£m	2002%

Reuters Group operating profit/(loss)/margin	126	3.9%	(144)	–
Exclude Instinet Group’s operating loss	48	–	339	–

Reuters operating profit/margin	174	6.5%	195	6.5%
Exclude:
Restructuring charges	134	5.1%	112	3.8%
Amortisation of goodwill
and other intangibles	89	3.3%	86	2.8%
Impairment of goodwill
and other intangibles	7	0.3%	–	–

Reuters operating profit/margin before amortisation of goodwill and other intangibles, impairments and restructuring	404	15.2%	393	13.1%

The Reuters Group’s share of affiliates’ losses decreased from £74 million in 2002 to £35 million in 2003. The main driver of this was a £31 million improvement in TSI, due to stronger cost control, minimal restructuring charges compared to 2002 and a £2 million gain on investments compared to a £4 million loss last year, which resulted in a loss totalling £11 million in 2003. Due to Reuters reduction of its TSI stake to 8.8% in early 2004, TSI will be treated as a fixed asset investment in future periods. The other key affiliates, Radianz and Factiva, contributed a broadly similar performance in 2003 compared to 2002. Radianz contributed a £27 million loss (£1 million higher than 2002) due to increased revenues being outweighed by impairment charges and restructuring costs. Factiva profit reduced by £1 million to £1 million, due to reduced revenue resulting from depressed market conditions and the shut-down of legacy product offerings, partially mitigated by cost reductions. All other affiliates contributed a net £2 million profit compared to an £8 million loss in 2002. This reflected the Reuters Group’s portfolio rationalisation programme, and lower restructuring and impairment charges within the affiliates, compared to 2002.

The net interest charge increased from £20 million in 2002 to £29 million in 2003. This is partly due to the Multex (renamed Reuters Research) acquisition and also to a £4 million reduction in the interest receivable by affiliates due to the falling value of US dollar interest earnings. Included in the interest charge was a write-off of front-end fees of £4 million attached to Reuters syndicated loan facility.

Impairment charges and net disposal losses have decreased from £256 million in 2002 to £13 million in 2003. Losses in 2003 include a £17 million provision in respect of the disposal of two London-based properties, as part of the Fast Forward programme. In 2002, non-cash impairment charges included a £147 million charge in respect of a write down in the value of Reuters shares held in the ESOTs, due to the fall in Reuters share price over the course of 2002. In addition, in 2002, there were £81 million of charges taken to reflect a reduction in the carrying value of various investments held by the Group and net losses on disposal of £28 million. The losses included a £19 million loss on the deemed disposal of a portion of the Group’s investment in Instinet Group, following the Island acquisition.

The Reuters Group reported a profit before taxation of £49 million in 2003 compared to a loss of £493 million in 2002. The 2003 profit is made up of a £95 million profit in Reuters, partly offset by a £46 million loss in Instinet Group. Excluding amortisation of goodwill and other intangibles, impairments and disposals, the Reuters Group profit before taxation was £190 million, up from £89 million in 2002. A reconciliation of UK GAAP profit before taxation to this measure is set out below:

		Year to 31 December

Reuters Group reconciliation	2003	2002	2001
of profit before taxation	£m	£m	£m

Reuters Group profit/(loss) before taxation	49	(493)	158
Exclude:
Amortisation of goodwill and other intangibles	108	118	93
Impairments	35	436	287
Disposals	(2)	28	(234)

Reuters Group profit before taxation, amortisation of goodwill and other intangibles, impairments and disposals	190	89	304

Reuters Group profit/(loss) before taxation	49	(493)	158
Exclude Instinet Group’s operating loss/(profit)	46	370	(148)

Reuters profit/(loss) before taxation	95	(123)	10
Exclude:
Amortisation of goodwill and other
intangibles	96	97	78
Impairments	20	190	274
Disposals	(3)	30	(235)

Reuters profit before taxation, amortisation of goodwill and other intangibles, impairments and disposals	208	194	127

Reuters Group PLC Annual Report and Form 20-F 2003	29

Back to Contents

Operating and financial review continued

The tax charge for 2003 was £22 million, £1 million lower than 2002, when a charge arose due to the non-deductible nature of amortisation charges, and certain write downs, as well as from a dividend paid by Instinet Group. A reconciliation of the tax charge to the charge expected by applying the standard 30% UK rate of corporation tax to the reported profits before taxation is provided in note 4 to the consolidated profit and loss account.

The Reuters Group recorded basic earnings per share of 3.1 pence, as compared to a 29.0 pence loss per share in 2002. The 2003 EPS reflects the Reuters Group’s return to a net profit. The loss in 2002 primarily reflects the £464 million non-cash impairment charges in that year.

Reuters Group EPS before amortisation of goodwill and other intangibles, impairment of goodwill, disposals and non-recurring tax effects of impairments, reorganisations and disposals was 11.1 pence (2002: 6.8 pence). EPS of Reuters on the same basis was 11.8 pence (2002: 10.8 pence). The improvements in both EPS measures are largely due to cost savings outstripping revenue declines. A reconciliation of UK GAAP EPS to these measures is set out below:

		Year to 31 December

Reuters Group reconciliation of EPS	2003 pence	2002 pence	2001 pence

Reuters Group EPS	3.1	(29.0)	3.3
Exclude:
Amortisation of goodwill and other intangibles	7.7	8.5	6.6
Impairments	2.5	31.3	20.4
Disposals	(0.1)	2.0	(16.7)
Adjustment to tax charge
for non-recurring tax effects
of impairments, reorganisations
and disposals	(1.4)	0.6	–
Adjustment to equity minority interest
for effect of amortisation of goodwill
and other intangibles, impairments and disposals	(0.7)	(6.6)	–

Reuters Group EPS before amortisation
of goodwill and other intangibles, impairments,
disposals and non-recurring tax effects of
impairments, reorganisations and disposals	11.1	6.8	13.6

Reuters Group EPS	3.1	(29.0)	3.3
Exclude Instinet Group’s EPS	1.9	16.5	(4.8)

Reuters EPS	5.0	(12.5)	(1.5)
Exclude:
Amortisation of goodwill and other intangibles	6.8	6.9	5.5
Impairments	1.5	13.6	19.5
Disposals	(0.2)	2.2	(16.7)
Adjustment to tax charge for non-recurring
tax effects of impairments,
reorganisations and disposals	(1.3)	0.6	–

Reuters EPS before amortisation of goodwill
and other intangibles, impairments, disposals
and non-recurring tax effects of impairments,
reorganisations and disposals	11.8	10.8	6.8

Cash flow
Net debt for the Reuters Group, as at 31 December 2003, increased by £11 million to £77 million, consisting of net funds in Instinet Group of £533 million (a significant portion of which is required to be held for regulatory capital and/or business purposes), and net debt in Reuters of £610 million.

Reuters net debt position increased by £26 million due to higher restructuring cash outflows and the acquisition of Multex (renamed Reuters Research) for £155 million. Post year end, Reuters realised cash proceeds of £311 million from the reduction of its stake in TSI, and applied these to reduce debt. Instinet Group’s net cash position improved by £15 million, due to better cash collections and a decrease in capital expenditure from £28 million to £8 million.

Reuters Group net cash inflow from operating activities was £429 million compared to £355 million in 2002. The improvement in Reuters Group net cash inflow was due to a £117 million increase in Instinet’s net cash inflow, due to movements in net counterparty debtors and creditors. Reuters net cash inflow of £401 million was £43 million lower than in 2002, mainly due to lower revenues.

Reuters generated free cash flow of £197 million in 2003 (2002: £214 million), providing funds of 1.4 times the dividend of £140 million. A reconciliation of net cash inflow from operating activities to free cash flow is shown below:

Reuters Group reconciliation of net cash inflow from operating activities to free cash flow	Reuters £m	Instinet Group £m	Reuters Group £m

	Year to 31 December 2003

Net cash inflow from operating activities	401	28	429
Dividends received from associates	3	–	3
Returns on investment and servicing of finance	(35)	7	(28)
Taxation paid	(65)	32	(33)
Capital expenditure and financial investment	(107)	(3)	(110)

Free cash flow	197	64	261

	Year to 31 December 2002

Net cash inflow from operating activities	444	(89)	355
Dividends received from associates	2	–	2
Returns on investment and servicing of finance	(43)	(21)	(64)
Exclude: Dividends paid to equity
minority interests	–	27	27
Taxation paid	(79)	6	(73)
Capital expenditure and financial investment	(183)	(28)	(211)
Exclude: Purchase of shares by ESOT	65	–	65
Loans to associates	6	–	6
Issue of shares	2	–	2

Free cash flow	214	(105)	109

Dividend per share
 A final dividend of 6.15 pence has been proposed which, when added to the interim dividend of 3.85 pence, amounts to 10.0 pence per share, consistent with both 2002 and 2001.

30	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

2002 results compared with 2001
Reuters Group revenue in 2002 declined 8% to £3,575 million driven by a 31% decline in revenue at Instinet Group, primarily due to a reduction in transaction fees per share traded and a fall in overall Nasdaq volumes. Reuters revenue was down 2% to £2,992 million, a 6% decline on an underlying basis, reflecting weak trading conditions in global markets.

A reconciliation of the UK GAAP percentage change in Reuters revenue in 2002 compared to 2001, with the underlying percentage change, is set out below:

					Impact of
	Underlying		Impact of		acquisitions	Actual
Revenue	change		currency		and disposals	change

Reuters	(6%	)	(2%	)	6%	(2%	)

Actions taken at both Reuters and Instinet Group reduced Group operating costs by 17%. Included in operating costs in 2002 were restructuring charges of £208 million of which £112 million was in Reuters, and £96 million in Instinet Group. Similar charges in 2001 were £99 million, of which £82 million was in Reuters.

An impairment charge of £208 million was incurred by Instinet Group in 2002 in respect of its subsidiaries, with no equivalent charge in the previous year. Group charges for amortisation of goodwill and other intangibles in subsidiaries of £107 million, were £26 million higher than in 2001. Charges in Instinet Group increased by 50% to £21 million, whilst charges in Reuters rose by 28% to £86 million, mainly due to the full-year impact of Bridge, which was acquired on 1 October 2001.

Group operating profit fell by 148% to a loss of £144 million, with Instinet Group incurring an operating loss of £339 million (2001: £147 million profit) and Reuters delivering an operating profit of £195 million (2001: £155 million). The Reuters operating profit margin increased from 5.1% in 2001 to 6.5% in 2002.

Reuters operating profit before restructuring charges, amortisation of goodwill and other intangibles and impairments, of £393 million (2001: £304 million), increased by 29%, due to reduction in costs exceeding the 2% revenue decline. Operating margin on this basis improved to 13.1%.

A reconciliation of UK GAAP operating profit/(loss) and margin to the non-GAAP profit and margin measures is set out below:

			Year to 31 December

Reconciliation of non-GAAP operating profit/(loss) and margin measures	£m	2002%	£m	2001%

Reuters Group operating
(loss)/profit/margin	(144)	–	302	7.8%
Exclude Instinet Group’s
operating loss/(profit)	339	–	(147)	–

Reuters operating profit/margin	195	6.5%	155	5.1%
Exclude:
Restructuring charges	112	3.8%	82	2.7%
Amortisation of goodwill and
other intangibles	86	2.8%	67	2.2%

Reuters operating profit/margin
before amortisation of goodwill and other
intangibles, impairments and restructuring	393	13.1%	304	10.0%

The Group’s share of net operating losses of associates and joint ventures fell from £85 million in 2001 to £74 million in 2002, reflecting the Group’s portfolio rationalisation programme, increased efficiencies and reduced start-up costs. Of the three key affiliates, the profit from Factiva remained steady at £2 million, Radianz contributed a slightly lower loss at £26 million and TSI was significantly worse, moving from a loss of £19 million in 2001 to a loss of £42 million in 2002, mainly due to significant non-cash restructuring and amortisation charges. All other affiliates contributed a net £8 million loss compared to a £41 million loss in 2001.

Interest charges increased by £11 million to £20 million in 2002. This was mainly due to £10 million lower interest received by Instinet Group, reflecting reduced operating cash balances resulting from trading performance and lower US interest rates.

Impairments and disposals increased from £53 million to £256 million in 2002, mainly due to the write-down in the value of Reuters shares held in the ESOTs. Net losses on disposal in 2002 were £28 million, including a £19 million deemed partial disposal of Instinet Group, recorded on the acquisition of Island. Although a significant impairment charge was taken in 2001, this was partially offset by the £200 million gain attributable to a deemed disposal of a 15.1% interest, relating to the initial public offering of Instinet Group.

As a result, reported losses before taxation were £493 million, compared to profits of £158 million in 2001. Group profit before taxation and before amortisation of goodwill and other intangibles, impairments and disposals was £89 million, compared to £304 million in 2001.

Reuters Group PLC Annual Report and Form 20-F 2003	31

Back to Contents

Operating and financial review continued

The Reuters Group tax charge for 2002 was £23 million on reported losses before taxation of £493 million. This compares with a charge for 2001 of £107 million on reported profits before taxation of £158 million. The tax charge for 2002 arose principally due to the non-deductible nature of write-downs in investments and amortisation charges. It also includes a £10 million charge paid on the dividend received from Instinet Group. A reconciliation of the tax charge to the charge expected by applying the standard 30% UK rate of corporation tax to the reported profits before taxation is provided in note 4 to the consolidated profit and loss account on page 47.

The loss after taxation was £516 million compared to a profit of £51 million in 2001.

The Group recorded a loss per share in 2002 of 29.0 pence compared to a basic EPS of 3.3 pence in 2001, reflecting the impairments. EPS before amortisation of goodwill and other intangibles, impairment of goodwill, disposals and non-recurring tax effects of impairments, reorganisations and disposals was 6.8 pence (2001: 13.6 pence). EPS of Reuters on the same basis was 10.8 pence, a 58% increase over 2001 reflecting improved operating margins. A reconciliation of UK GAAP profit before taxation and EPS to the non-GAAP measures is set out on page 29.

The full year dividend was 10.0 pence in both 2001 and 2002.

3 Prospects
Reuters
Recurring revenues (see Section 4 below) in Reuters in the last quarter of 2003 were down 9.8% on an underlying basis and 8.6% on an actual basis, compared to the last quarter of 2002, ahead of expectations and Reuters guidance. Market conditions have improved such that Reuters expects the decline in underlying recurring revenue in the first quarter of 2004 to be 9% or slightly better compared to the first quarter of 2003. Further gradual improvement in the decline in underlying recurring revenue is expected in the second quarter.

Reuters expects to incur restructuring costs of approximately £125 million in 2004 and to deliver savings from its Fast Forward programme of approximately £145 million in 2004, in addition to the £75 million of savings from the programme in 2003.

Restructuring expenditure over the course of the Fast Forward programme is still anticipated to be £340 million. Targeted annualised savings by the end of 2005 remain at £440 million.

Instinet Group
From mid-year 2003, Instinet Group has been reorganising its businesses to better exploit the worldwide trend towards greater efficiency and transparency in equities trading. The separation of the sell and buy side parts of the business, and the consolidation of the order flows of the Island and Instinet electronic communications networks (ECN), were substantially completed in February 2004. Associated with these changes is a reduction in headcount of approximately 185 employees, most of whom are expected to leave by July 2004.

4 Operating review Reuters

		Year to 31 December

Revenue by type	2003	2002	2001
	£m	£m	£m

Recurring	2,456	2,707	2,735
Outright	105	163	215
Usage	103	122	92

Total Reuters	2,664	2,992	3,042

Reuters classifies revenue into three distinct types – recurring, outright and usage. Recurring revenue, which makes up approximately 92% of Reuters 2003 revenues, refers to the sale of subscription products and includes maintenance fees from solutions sales. Recurring revenue declined by 9.3% in 2003 (10.2% on an underlying basis) compared to a decline of 1% in the previous year (4% on an underlying basis), reflecting the challenging market environment.

User accesses stood at 427,000 at the year end, down 14% from December 2002, but down 11% excluding the impact of divestments made during the year. Average revenue per access in 2003 increased by 3% on an underlying basis over 2002, reflecting a higher proportion of premium products primarily due to upgrades and the loss of accesses at the lower end of the price range. Access losses slowed as the year progressed, with a decline of just 1% in the fourth quarter over the third quarter.

Revenue from premium products (which comprises 3000 Xtra, BridgeStation and Dealing) grew 10% (9% on an underlying basis) to £730 million, with the number of accesses also up 10%. Revenue from 3000 Xtra was £418 million, up 30% on 2002. The installed base of 3000 Xtra grew steadily through 2003 reaching 69,000 at the end of the year, a 35% increase from the end of 2002. Around 7,000 of the 18,000 additional positions of 3000 Xtra installed in 2003 were new business as opposed to upgrades of existing accesses. Installations represented 91% of firm orders of 3000 Xtra as at the end of the year, compared to 87% at the end of 2002. Dealing revenues of £257 million were down 8% with the number of accesses down 9%. Premium tier accesses now represent nearly a quarter of the total user base, compared to 19% at the end of 2002. Average revenue per access for all premium products declined by 1% on an underlying basis compared to 2002, driven by large customers moving into higher discount bands as their installed base increased.

Recurring revenue from legacy 2000/3000 series products totalled £363 million and was down 34% (35% on an underlying basis). A 29% decline in accesses was partly due to migration to 3000 Xtra, as well as cancellations due to market conditions and competitive losses. Revenue per access declined 9% on an underlying basis compared to 2002, reflecting the migration of higher priced accesses to 3000 Xtra.

32	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Revenue from mid and low tier products was £272 million, down 16% (14% on an underlying basis), with accesses down 12%. 4% of the decline in accesses is attributable to divestments of certain Asian domestic products as part of the drive to simplify the product offerings. A high proportion of the accesses lost in this category were at the lower end of the very wide price range, the result of which was an increase in average revenue per access. Reuters Trader and Reuters Knowledge were launched in the latter half of 2003 to grow market share in the mid tier.

Recurring revenue from all other sources, which includes exchange fees, software maintenance and rentals and site datafeeds, totalled £1,091 million, down 7% year-on-year and 9% on an underlying basis. Reuters saw good growth from client infrastructure products, enterprise information products such as DataScope and Bridge EJV and risk management applications such as Kondor+. This growth was offset by revenue declines in exchange fees and other recoveries, software maintenance and rentals, online media services and research and advisory services.

Outright revenue, comprising 4% of Reuters 2003 revenue, is principally derived from the sales of solutions including software, hardware and consultancy. Outright revenue declined by 36% (39% on an underlying basis) due to continuing restrictions on customers’ IT budgets and Reuters decision to exit unprofitable bespoke solutions businesses as part of Fast Forward.

Usage revenue, 4% of Reuters 2003 revenue, is principally derived from Bridge Trading and Dealing products where revenue is generated based on trading volumes. Usage revenue was down 15% (10% on an underlying basis) compared to 2002. Bridge Trading revenues declined 46% (41% on an underlying basis) due to weak equity markets early in 2003. Volatility in the foreign exchange markets, product enhancements and sales campaigns drove a 9% (20% underlying) growth in Dealing Matching revenues compared to 2002.

		Year to 31 December

Revenue by Customer Segment	2003	2002	2001
	£m	£m	£m

Treasury	1,018	1,134	1,189
Investment Banking	712	834	815
Asset Management	630	709	690
Corporates & Media	304	315	348

Total Reuters	2,664	2,992	3,042

Reconciliation of UK GAAP percentage change to underlying 2003 over 2002	Underlying change		Impact of currency		Impact of acquisitions and disposals		Actual change

Treasury	(10%	)	(1%	)	1%		(10%	)
Investment Banking	(17%	)	(1%	)	3%		(15%	)
Asset Management	(12%	)	–		1%		(11%	)
Corporates & Media	(5%	)	(1%	)	2%		(4%	)

Total Reuters	(12%	)	(1%	)	2%		(11%	)

Reconciliation of UK GAAP percentage change to underlying 2002 over 2001	Underlying change		Impact of currency		Impact of acquisitions and disposals		Actual change

Treasury	(3%	)	(3%	)	1%		(5%	)
Investment Banking	(11%	)	(2%	)	15%		2%
Asset Management	(4%	)	–		7%		3%
Corporates & Media	(7%	)	(2%	)	(1%	)	(10%	)

Total Reuters	(6%	)	(2%	)	6%		(2%	)

Reuters Group PLC Annual Report and Form 20-F 2003	33

Back to Contents

Operating and financial review continued

Revenue is allocated to customer segments by reference to the activities at particular customer sites. Activities at certain customer sites fall into more than one segment. In such cases, revenue is allocated based on estimated activity by segment. Effective in 2004, Reuters has refined the structure of its segments, as discussed in ‘Company information’ on page 6. The segmental analysis in future years will be restated to reflect the new structure.

Treasury Services
The Treasury Services segment held up well as contraction and consolidation of foreign exchange desks slowed during 2003 and client revenues were buoyed by volatility in the foreign exchange markets. Revenue was £1,018 million, down 10% on both an actual and underlying basis, compared to a 5% (3% underlying) decline in 2002. A decline in Dealing revenues was partially offset by strong demand for 3000 Xtra and by a growth in matching volumes.

Recurring revenues within this segment experienced a decline of 9% to £905 million, compared to a decline of 4% in the prior year. Outright revenue declined by 35% to £52 million compared to an 18% decline in 2002, reflecting the constraints on major IT projects by clients and Reuters decision to exit unprofitable bespoke solutions businesses as part of Fast Foward. Usage revenue grew by 13% to £61 million (2002: 4% growth), driven by increased activity on the Dealing Matching systems, and to a lesser extent, by automated dealing and securities transactions revenues.

Investment Banking
Revenue decreased by 15% (17% on an underlying basis) to £712 million, compared to a 2% increase in 2002. In 2003, customers faced with global equity market depression continued to cut costs by eliminating duplicate information services and reducing headcount. The 2002 growth was due to the acquisition of Bridge, as on an underlying basis revenues declined by 11%.

Recurring revenue declined by 11%, driven by cancellations of legacy 2000/3000 series, domestic information products and datafeed revenues, partly offset by growth in 3000 Xtra.

Outright revenues fell 32% to £34 million, the same percentage fall as 2002, as banks remained reluctant to commit to new IT projects and Reuters decided to exit unprofitable bespoke solutions businesses as part of Fast Foward.

Usage revenue declined by 44% to £32 million, driven primarily by a decline in trading volumes at Bridge Trading. 2002 usage revenues grew 140% aided by a full year of strong trading performance by Bridge Trading; excluding Bridge Trading, 2002 growth was 11%.

Asset Management
An 11% (12% underlying) decline in Asset Management revenues to £630 million was due to clients having lower levels of funds under management, which in turn forced client cost reductions. 2003 revenues included Multex (renamed Reuters Research). Revenue growth of 3% in 2002 was driven by the Bridge acquisition (4% decline on an underlying basis).

Recurring revenues declined by 10% (2002: 4% growth), with cancellations of 2000/3000 series and legacy domestic products responsible for the majority of the decline. Growth in 3000 Xtra, Reuters Plus and end-of-day pricing and compliance feeds have partly offset these declines.

Outright revenues declined by 39% (2002: 24%) to £19 million, primarily due to the winding down of two large contracts which provided substantial revenues in 2002.

Corporates & Media
Revenues from Corporates & Media declined 4% (2002: 10%) to £304 million; on an underlying basis the decline was 5% (2002: 7%). Media revenues as a whole have been relatively robust, driven by customer demand for coverage of the Iraq war and its aftermath.

	Year to 31 December

Operating costs	2003 £m	2002 £m	2001 £m

Customer Segments	249	278	323
Channels	932	1,103	1,069
Operations & Technology	669	728	765
Content	286	302	315
Corporate Services	124	188	266

Trading costs	2,260	2,599	2,738
Restructuring costs	134	112	82
Amortisation of goodwill and other
intangibles of subsidiaries	89	86	67
Impairment of subsidiaries	7	–	–

Operating costs	2,490	2,797	2,887

Reuters operating costs were reduced by 11% in 2003, compared to a decrease of 4% in 2002. Favourable currency movements, particularly the weak US dollar, contributed 1.5% of the decline. Operating costs excluding restructuring charges, amortisation of goodwill and other intangibles of subsidiaries and impairment of subsidiaries, reduced by 13%. The principal drivers of this reduction were pre-2003 restructuring programmes, enhanced by the Fast Forward initiative. Staff costs fell by a net 8%, with reductions in headcount and cost per head partly offset by acquisitions, more staff being hired into customer-facing roles and increased numbers of product development staff in lower cost locations.

34	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Customer Segments
Customer Segments expenditure accounted for 11% of trading costs in 2003, and reduced by £29 million or 10%, compared to a reduction of 14% in 2002. The reduction was primarily driven by net headcount reductions. Marketing expenditure and professional services fees also declined, continuing a trend from 2002.

Channels
The sales and client service Channel costs accounted for 41% of 2003 trading costs. A £171 million, or 16% reduction in 2003 compares to growth of 3% in 2002. A third of Channel costs are staff related and the majority of Channel cost savings in 2003 came from staff cost reductions. A further third of Channel costs relate to market data and communications costs which are charged on to clients, and which have fallen in 2003, in line with the reductions in end-users and market data cost reduction programmes undertaken by customers. Increased resourcing of client training and support activities has been outweighed by streamlining and efficiency gains.

Operations & Technology
Operations and Technology costs accounted for 30% of trading costs and reduced by £59 million or 8% in 2003, compared to a reduction of 5% in 2002.

The savings were primarily achieved in product development, principally from relocating to more cost effective locations and closing down some development facilities. Reductions in internal systems development and support were also achieved by a combination of outsourcing and winding down of earlier infrastructure projects.

Content
Content costs, comprising data and editorial, represented 13% of trading costs and decreased by £16 million or 5% in 2003, compared to a reduction of 4% in 2002. Cost savings have been assisted by the product rationalisation programme, which has enabled more focused spend and use of resource.

Corporate Services
Corporate Services, which consists of corporate head office functions and internal services, accounted for 5% of trading costs in 2003. A reduction in spend of £64 million or 34% was achieved in 2003, compared to a reduction of 29% in 2002.

Costs were lower than in 2002 due to headcount reductions, the winding down of investment projects and the programme to integrate fully the Bridge acquisition.

Reuters Group PLC Annual Report and Form 20-F 2003	35

Back to Contents

Operating and financial review continued

Restructuring
The Fast Forward programme, announced in February 2003 as an acceleration and expansion of the previously announced business transformation plan, resulted in a restructuring charge of £144 million in the year, within operating profit, partly offset by a release of £10 million relating to legacy programmes. The charge compares to previous business transformation plan charges of £112 million in 2002 and £82 million in 2001.

In 2003, Fast Forward delivered a total of £75 million cost savings against an original target of £45 million. Some 1,500 staff were made redundant during the course of 2003, of whom 1,148 have already left the company, with most of the rest to go in 2004.

Amortisation of goodwill and other intangibles of subsidiaries
Amortisation charges of £89 million in 2003 were slightly higher than in 2002, principally due to AVT (acquired in December 2002), and Multex (acquired in March 2003 and renamed Reuters Research), which together resulted in a charge of £14 million in 2003. Amortisation in respect of other subsidiaries decreased compared to 2002.

Impairment of subsidiaries
The £7 million charge for the impairment of subsidiaries in 2003 (2002: £nil), is in respect of EASE Technologies Inc, Yankee Research and Capital Access International.

Research and development
Research and development expenditure totalled £136 million in 2003 compared with £154 million in 2002 and £227 million in 2001.

The decline in Reuters research and development costs largely reflects the impact of efficiency and cost reduction measures across the development organisation. This decline has been offset in part by costs arising from the acquisitions of Multex (renamed Reuters Research) and AVT. Notable areas of spend in 2003 include investment in Reuters Trader and Reuters Knowledge and enhancements to our premium desktop and Risk offerings.

Instinet Group

		Year to 31 December

	2003	2002	2001
	£m	£m	£m

Revenue	540	592	854

Trading costs	(519)	(606)	(676)
Restructuring costs	(44)	(96)	(17)
Amortisation of goodwill
and other intangibles of subsidiaries	(12)	(21)	(14)
Impairment of subsidiaries	(13)	(208)	–

Operating costs	(588)	(931)	(707)

Operating (loss)/profit	(48)	(339)	147

While trading volume in the US equity markets as a whole has continued to show moderate growth since 2002, Instinet Group’s most significant market, Nasdaq, has experienced a decline since 2001. Average daily trading volume in Nasdaq-listed stocks was down 3.5% for the full year 2003; however, during the last half of 2003, volume increased and remained at a higher level than 2002. Instinet Group’s market share, both in Nasdaq-listed and US exchange-listed shares, increased significantly in the last quarter of 2002 due to the acquisition of Island in September of that year. After declining at the end of 2001, and increasing due to organic growth and the acquisition of Island in 2002, Instinet Group’s Nasdaq market share has fluctuated during 2003. Instinet Group trading volumes in Nasdaq-listed equity shares was 119.7 billion in 2003, an increase from 81.9 billion in 2002 and 65.9 billion in 2001. Instinet Group’s US exchange-listed share volume rose to 20.3 billion in 2003 from 15.7 billion in 2002 and 11.0 billion 2001.

The following charts illustrate the trend of US equity trading volume and Instinet Group’s market share over the last three years:

The volatility in market share reflects the intense competitive environment within the brokerage business, which has resulted in price reductions since 2001. In September 2001, Instinet Group reduced average prices by 11%, due to a new pricing schedule for US broker-dealer customers. In March 2002, it implemented a new pricing plan for these customers including further reducing prices for trading listed stocks by approximately 60%. In October 2003, it reduced pricing for routing orders in Nasdaq-listed stocks to other trading venues through its automated smart order-routing system by 37%.

Instinet Group continues to monitor future price competition and evaluate its pricing structure as part of its ongoing efforts to maintain and expand INET’s liquidity pool. The Reuters Group is unable to anticipate whether the changes in trading volumes and pricing are indicative of future trends, although management expectation is that the intense competition may continue, and if it or the other adverse factors continue or intensify, Instinet Group’s revenues could be adversely affected.

In 2003, Instinet Group’s revenues declined 9% to £540 million, due primarily to the US dollar weakness and increases in trading volumes being offset by reductions in pricing (2002: 31% decrease).

Excluding restructuring, amortisation and impairment charges, costs were down by 14%. Half the reduction is due to the weaker US dollar. The remainder is largely due to staff cost reductions and to lower market data and client communications costs.

Restructuring charges of £44 million were £52 million lower than in 2002.

36	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Amortisation charges reduced by £9 million to £12 million in 2003. Charges for the impairment of subsidiaries of £13 million in 2003 relate primarily to Island technology assets and are significantly lower than the £208 million impairment recorded in 2002.

Operating losses were £48 million compared to a loss of £339 million in 2002 and a profit of £147 million in 2001. Efficiency gains played a significant part in this improved operating performance, with 18% of Instinet Group’s work force leaving the company during 2003.

An £11 million decline in Instinet Group’s research and development costs in 2003 principally reflects the wind down of major investment projects initiated in 2002.

5	Financing needs and capital structure
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

Syndicated credit facility
In April 2003, Reuters entered into a new committed syndicated credit facility, replacing its previous facility. At 31 December 2003, Reuters Group PLC had available £1 billion under the new facility, of which £640 million expires in April 2008 and £360 million expires in April 2004, with the ability to extend the maturity of the latter in whole or in part in certain circumstances. The facility was undrawn at 31 December 2003. In January 2004, the company cancelled £200 million of the portion of the syndicated facility which expires in April 2004.

The facility is generally on customary terms and conditions. Drawings under the facility may be made in sterling, euros or other currencies agreed at the time and bear interest at LIBOR plus a margin, variable according to the long-term credit rating of the company. The facility cross-defaults upon default by Reuters in payment or acceleration of any other borrowings in excess of £20 million. The facility contains two financial covenants: that Reuters operating profit before interest, tax and amortisation (subject to certain adjustments) should be greater than 2.75 times net finance charges and that Reuters net borrowings should not be greater than 3.50 times Reuters operating profit before depreciation and amortisation (subject to certain adjustments). As at 31 December 2003, Reuters complied with both of these covenants.

Bilateral loan facilities
At the same time as the syndicated credit facility was arranged, committed bilateral facilities of £90 million were also put in place on similar terms, all of which were undrawn at 31 December 2003. In January 2004, the company cancelled £10 million of the facilities which expire in April 2004.

Euro Commercial Paper Programme
A £1.5 billion Euro Commercial Paper Programme was established in 1998. At 31 December 2003, Reuters Group PLC had outstanding obligations of £13 million under this programme, repayable at various dates up to May 2004. The minimum outstanding during 2003 was £13 million and the maximum was £548 million.

The programme is generally on customary terms and conditions, including a condition that Reuters should not be in default on any other debt or similar obligation. The programme has no final maturity date and there is no requirement to update the programme documentation. Debt is issued at market rates agreed between the issuer and the dealer. The programme documentation contains no financial covenants.

Euro Medium Term Note Programme
In 1998, Reuters also established a £1 billion Euro Medium Term Note Programme. The programme is generally on customary terms and conditions. The programme has no final maturity date but the offering circular, containing financial information, is updated each year to allow issuance to continue. Debt is issued at market rates agreed between the issuer and the dealer. Notes issued prior to March 2001 (totalling approximately £195 million principal value as at 31 December 2003) cross-default upon default by Reuters Group in payment or acceleration of any other borrowings in excess of £20 million; notes issued after this date have no cross-default provision. The programme documentation contains no financial covenants.

At 31 December 2003, Reuters had outstanding obligations of £727 million under the programme, repayable at various dates up to November 2010 including a Euro 500 million public bond issued in November 2003 and maturing in November 2010. The minimum outstanding during 2003 was £403 million and the maximum was £744 million.

Short-term uncommitted facilities
In addition, Reuters has short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £155 million. Drawings under these lines were £10 million at 31 December 2003. Instinet Group has access to the equivalent of US$357 million short-term uncommitted bank facilities, of which US$21 million was drawn at 31 December 2003.

Reuters Group PLC Annual Report and Form 20-F 2003	37

Back to Contents

Operating and financial review continued

Contractual financial obligations
The following table summarises the Group’s principal contractual financial obligations at 31 December 2003, certain of which are described in the consolidated financial statements and notes. The Group expects to be able to fund such obligations from ongoing operations and its external facilities.

			Payments due by period

Contractual obligations	Total £m	Less than 1 year £m	1-3 years £m	4-5 years £m	After 5 years £m

Short-term debt	365	365	–	–	–
Long-term debt	406	–	406	–	–
Operating leases	697	97	156	117	327
Purchase obligations	73	73	–	–	–

Total contractual obligations	1,541	535	562	117	327

6	Treasury management
The key objectives of Reuters Group treasury management are to ensure sufficient liquidity exists to meet funding needs and to manage the interest rate and currency risks arising from the Group’s operations and its sources of finance.

Reuters borrows in many currencies, at both fixed and floating rates and uses derivative contracts to create the desired currency and interest rate basis. Derivatives used are principally interest rate swaps, forward rate agreements, interest rate caps and collars, currency swaps, forward foreign exchange contracts and currency options.

The main risks managed by the Group Treasurer, under policies approved by the Board, are foreign currency risk, interest rate risk, liquidity and refinancing risk and counterparty credit risk. A Treasury Committee of the Board periodically reviews Reuters treasury activities, policies and procedures. All treasury activity takes place within a formal control framework. A separate treasury department exists within Instinet Group.

Almost 90% of Group revenue is denominated in non-sterling currencies. The Group also has significant costs denominated in foreign currencies with a different mix from revenue. Group profits are therefore exposed to currency fluctuations. The approximate proportions of operating profit, excluding goodwill amortisation and currency gains received in each key currency group, were as follows:

			Year to 31 December

Group operating profit by currency	2003		2002		2001

Continental Europe:
Euro and legacy currencies	171%		296%		133%
Other	23%		54%		25%
US dollar	(5%	)	(71%	)	66%
Japanese yen	32%		53%		26%
Sterling:
Depreciation	(22%	)	(140%	)	(63%	)
Other	(111%	)	(143%	)	(97%	)
Other	12%		51%		10%

Total	100%		100%		100%

Sterling costs exceeded sterling revenue due to the level of restructuring costs and UK-based marketing, development, operational and central services costs.

In broad terms, using the 2003 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £4 million in operating profits before hedging (2002: £7 million, 2001: £10 million).

Exchange rate movements in 2003 had a favourable net impact on operating profit, mainly due to the stronger euro in 2003 compared with 2002. The impact of the weaker US dollar was not material as revenue and costs in that currency broadly offset each other.

The Group holds cash and short-term investment balances of £694 million, of which £544 million is held by the Instinet Group.

38	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

The priority in Reuters currency management policy is to reduce the risk of volatility in the Group’s profit and loss account to acceptable levels while allowing a degree of flexibility to take advantage of market movements.

Translation exposure occurs when the net investment in overseas subsidiaries is converted into the Group’s reporting currency of sterling. The Group does not hedge this exposure. However, to the extent that the Group has debt, it will be held in currencies approximately proportionate to the currency profile of the Group’s net assets, including its net investment in Instinet Group. Currency swaps may be used to achieve the desired currency profile of debt issues.

Transaction exposure occurs when, as a result of trading activities, an entity receives cash in a currency different from its functional currency. The Group seeks to hedge the currency exposure of these transactions through the use of spot and forward foreign exchange contracts and currency options.

Recognised currency hedging gains in 2003 were favourable mainly due to the effect of the weaker US dollar on hedges of the net investment in overseas subsidiaries.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

Net unrecognised gains on derivatives used for hedging were £1 million at 31 December 2003 compared to £nil million at 31 December 2002 and unrecognised gains of £9 million in 2001.

Net cash flows are either applied to reduce debt or invest in money market instruments with financial institutions holding strong credit ratings with pre-agreed limits set by the Board. Interest rates are managed using a mix of financial instruments, which commence and mature at various dates through to November 2010. Interest rate hedging relates to the use of derivative contracts to alter the currency and interest rate profile on medium-term fixed rate notes issued and to hedge timing mismatches. In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in the year by approximately £2 million (2002 and 2001: £1 million) excluding the impact of hedging.

7. Accounting policies, US GAAP and International Financial Reporting Standards
Group accounting policies conform with UK GAAP. In accordance with the requirements of Financial Reporting Standard 18 (FRS 18), these policies and any applicable estimation techniques have been reviewed by the directors, who have confirmed them to be the most appropriate for the preparation of the 2003 financial statements.

Critical accounting policies
In preparing these financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements. The most significant judgemental areas in 2003 related to:

The impairment of fixed assets and goodwill
Under UK accounting standards, impairment is measured by comparing the carrying value of an asset with the higher of its net realisable value or value in use. These comparisons sometimes require subjective judgements and estimates to be made by management with regard to projected future cash flows of income-generating units or the amounts that could be obtained from the sale of investments. As a result, some fixed asset investments have been written down to net realisable value.

Accounting for long-term incentive plans (LTIP)
The costs of shares acquired to cover LTIP awards are charged in the profit and loss account over the period to which the performance criteria relate. Adjustments are made during the three to five-year vesting period of each plan to reflect changes in the possibility of performance criteria being met. These adjustments are to some extent subjective as performance is based on Reuters Total Shareholder Return (TSR) relative to the TSR of the other companies in the FTSE 100 at the start of the measurement period. As a result of Reuters continuing low TSR ranking, it has now been assumed that the 2000, 2001 and 2002 LTIP schemes are unlikely to deliver any value to the participants.

Property provisions
As part of the 2003 restructuring charges, a number of leasehold properties have been identified as being surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately given the current economic climate. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by the Group. A judgement has also been made in respect of the discount factor, based on a risk-free rate, that is applied to the rent shortfalls. The actual outcome may differ from the resulting estimates.

Allowances for doubtful accounts
For all trade debtors, Reuters management makes a judgement regarding the ability of customers to pay and accordingly, establishes an allowance for estimated losses arising from non-payment. In evaluating this allowance, customer credit worthiness, current economic conditions and previous experience are taken into account. If actual collections differ from estimates, this will affect future profit.

US GAAP
A reconciliation of net income under UK and US GAAP is set out on page 77. A discussion of the relevant US accounting policies which differ materially from UK GAAP is given on pages 74-76 in the Summary of differences between UK and US Generally Accepted Accounting Principles. Details of recent US GAAP accounting pronouncements are given on page 79.

Off-balance sheet arrangements
The Group does not have any off-balance sheet arrangements, as defined by the SEC, that have or are reasonably likely to have a current or future effect on the Group’s financial position or results of operations material to investors.

International Financial Reporting Standards (IFRS)
Reuters Group will be required to comply with IFRS with effect from 1 January 2005. An initial evaluation of the impact on the financial statements of Reuters Group, and on its financial processes and systems, has been made. A programme of work is underway to enable the preparation of financial statements, which comply with IFRS, for the two comparative years ended 31 December 2003 and 2004, as well as periods from 1 January 2005 onwards. It is intended that during 2004, changes found necessary to Reuters Group accounting policies, processes and systems will be put into effect to ensure compliance with these standards.

Reuters Group PLC Annual Report and Form 20-F 2003	39

Back to Contents

Operating and financial review continued

8 Risk factors
Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and business and management’s strategy, plans and objectives. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, product releases, the impact of interest rates or exchange rates, anticipated cost savings and synergies and the completion of strategic transactions or restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors discussed below. Any forward-looking statements made by the Group or on its behalf speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Reuters may not be able to realise the anticipated benefits of its Fast Forward transformation plan
In February 2003, Reuters announced it was accelerating its strategy to become a more focused information company. The Fast Forward plan includes investing in new information, streamlining the way information is delivered, offering a more simple and segmented product line, rationalising the non-core elements of the business, reshaping the cost base and reinvigorating the company culture. There can be no assurance of achievement of these objectives or of the exact timing or extent to which the anticipated benefits of the Fast Forward programme will be realised.

Unfavourable conditions in financial markets may have a significant adverse effect on the Group’s business
The Group’s business is dependent upon the health of the financial markets and the participants in those markets. The Group’s dealing products are dependent on the level of activity in the foreign exchange market. Similarly, the businesses of Bridge Trading and Instinet Group are dependent upon the level of activity in the equity markets. While market conditions improved in 2003, the economic downturn which began in 2001 continued to negatively impact the Group’s results. If these conditions were to worsen or in the event of significant trading market disruptions or suspensions there could be further adverse effects on the Group’s business. In addition, the Group’s business could be adversely affected by further consolidations among clients and competitors.

Currency fluctuations and interest rate fluctuations may have a significant impact on the Group’s reported revenue and earnings
Reuters Group reports results in UK pounds sterling but receives revenue and incurs expenses in more than 70 currencies and is thereby exposed to the impact of fluctuations in currency rates. Currency movements resulted in a positive impact on operating profit in 2003. A strengthening of sterling from current levels, especially in relation to other currencies in which Reuters Group derives significant revenues or holds significant assets such as the euro or the US dollar, could adversely affect results in future periods. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in the Group’s consolidated financial statements. In addition, an increase in interest rates from current levels could adversely affect the Group’s results in future periods.

The Group may experience difficulties or delays in developing or responding to new customer demands or launching new products
The Group’s business environment is characterised by rapid technological change, changing and increasingly sophisticated customer demands and evolving industry standards. If the Group is unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to respond and adapt to technological advancements and changing standards, its business may be adversely affected. In addition, Reuters Group may delay or halt the launch of new products and services; its existing products and services may cease to be attractive to customers; and new products and services that the Group may develop and introduce may not achieve market acceptance. In the event any of the foregoing occurs, the Group’s financial results could be adversely affected.

Reuters Group is dependent on third parties for the provision of certain network and other services
The Group has outsourced the day-to-day operation of most of its networks to Radianz, the joint venture with Equant. Radianz also provides network services to companies in addition to Reuters Group. Reuters and Equant are equally represented on the Radianz board with neither party having control. Accordingly, Reuters ability to affect the performance of Radianz may be limited and its business could be adversely affected as a result.

In connection with the Bridge acquisition, Reuters entered into a network services agreement with Savvis which was the primary provider of network services to Bridge. Reuters currently holds approximately 16% of Savvis’ voting share capital, and has an observer on Savvis’ board. Reuters has very limited, if any, ability to affect the performance of Savvis.

Failure or inability of any third party that provides significant services to the Group, such as Radianz or Savvis, to perform its obligations could adversely affect the Group’s financial results.

40	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

The Group’s business may be adversely affected if its networks or systems experience any significant failures or interruptions or cannot accommodate increased traffic
Reuters Group’s business is dependent on the ability to handle speedily substantial quantities of data and transactions on its computer-based networks and systems and those of Radianz, Savvis and others. Any significant failure or interruption of such systems due to factors beyond the Group’s control, including terrorist activities, could have a material adverse effect on its business and results of operations. The continuing increase in the update rates of market data may impact product and network performance from time to time. Factors that have significantly increased the market data update rates include: the emergence of Nasdaq’s SuperMontage and proprietary data feeds from other markets; high market volatility; decimalisation; and the multiple listing of options. While the Group has implemented a number of capacity management initiatives, there can be no assurance that the Group and its network providers will be able to accommodate successfully accelerated growth of peak traffic volumes.

Reuters is exposed to a decline in the valuation of companies in which it has invested and does not have management control
Reuters has entered into joint ventures with, and made strategic investments in, a number of companies and also has significant interests in companies and joint ventures such as Instinet Group, Radianz and Factiva. The value of a number of these companies fluctuated widely from 2001 through 2003, in part as a result of external market factors. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’ expectations, and external market and economic conditions. Reuters has limited ability to influence the management or performance of these companies.

Significant competition in the financial information and trading industries could adversely affect the Group’s business
Reuters faces significant competition in the financial information industry. The availability of public internet technology reduces barriers to entry and increases the availability of commoditised data in less expensive forms and loss of control over intellectual property. Instinet Group and Bridge Trading face competition from securities brokers, trading venues and other financial service providers, including many that are well-capitalised and substantially larger than Instinet Group or Bridge Trading, as the case may be, and have substantially greater financial, technical, marketing and other resources. If the Group is unable to cope effectively with increased competitive pressure arising from the above or any other factors, its financial results could be adversely affected.

Changes in the regulatory environment could have an adverse effect on Reuters Group’s business
The US Congress and SEC are currently considering changes to the structure of US securities markets. These reviews could yield proposals that would result in additional regulation of or reduced operational flexibility for the provision of US securities market data by Reuters, and changes in Instinet Group’s ability to receive rebates of market data revenues from the various organisations to which it provides trading information. The US Congress and SEC also are considering changes to the operation and regulation of mutual funds. These efforts could result in reductions in the flexibility that mutual funds have to obtain brokerage and other services, including research and information services. The UK FSA is also reviewing the regulatory requirements addressing the provision to institutional investors of brokerage and other services, including research and information services. Reuters Group is unable to predict at this time the impact on its business or results of operations of any proposed or potential changes to the regulatory environment.

As a result of their compliance with the requirements of Regulation ATS, none of Instinet Group’s ATSs is currently required to register as a US national securities exchange. In June 2002, Island ECN submitted to the SEC an application in draft form for registration as a national securities exchange. INET intends to submit a new application for registration as a national securities exchange. If INET or any of Instinet Group’s subsidiaries were to register voluntarily as a national securities exchange, or if the SEC were to require INET to do so, Instinet Group could become subject to substantial additional regulation, which might reduce its operational flexibility in ways that could have a material adverse effect on its business. Among other consequences, Instinet Group might be required to comply with fair representation or ownership requirements. These and other requirements could adversely affect its operations and could also result in material limitations or restrictions on Reuters equity interest in Instinet Group or Reuters ability to exercise its voting and other governance rights with respect to Instinet Group. Instinet Group’s ATSs are also subject to Regulation ATS and certain other rules, which require ATSs meeting certain trading volume criteria to provide quotation data to an SRO and to provide other broker-dealers execution access to such quotes. Compliance with Regulation ATS could have an adverse effect on Instinet Group’s business, financial condition and operating results. In July 2002, the SEC also took action that resulted in the suspension of market data revenue sharing programmes, in which INET (then known as Island ECN) participated, and led to Island ECN’s suspension of its own programme. Instinet Group has been from time to time, and is currently, involved in discussions and proceedings with the SEC and some of its customers regarding the application of these and other SEC rules, which may have a material adverse effect on Instinet Group’s pricing policies and business operations. Future SEC rule-makings or interpretations relating to equities securities markets and market conditions could adversely affect Instinet Group’s business, financial condition and operating results.

The NASD regulates the activities of Instinet Group’s US broker-dealer subsidiaries and its Nasdaq subsidiary competes with Instinet Group. The NASD, either directly or through subsidiaries, is able to propose, and often obtain SEC approval of rule changes that the Group believes can be to Nasdaq’s competitive benefit as a securities marketplace and to Instinet Group’s competitive disadvantage. Reuters Group is unable to predict at this time the impact of any proposed or potential changes to the regulatory environment in which Instinet Group and its affiliates operate, which may include additional changes to the Nasdaq marketplace considered by the NASD or the adoption by authorities in other jurisdictions of new methods for regulating electronic over-the-counter trading.

The Group may be exposed to adverse governmental action in countries where Reuters conducts reporting activities
As the world’s largest news and information company, Reuters Group may suffer discriminatory tariffs or other forms of adverse government intervention due to the nature of its editorial and other reporting activities.

The Group may not be able to realise the anticipated benefits of existing or future acquisitions
To achieve its strategic objectives, Reuters Group has acquired or invested in, and in the future may seek to acquire or invest in, other companies and businesses. No assurance can be given that Reuters Group will realise, when anticipated or at all, the benefits it expects as a result of any acquisition. Achieving these benefits will depend on many factors, including the successful and timely integration, and in some cases the consolidation of products, technology, operations and administrative functions, of companies that have previously operated separately. Considering the highly technical and complex nature of Reuters Group’s products and services, these integration efforts may be difficult and time consuming.

Reuters Group PLC Annual Report and Form 20-F 2003	41

Back to Contents

Consolidated profit and loss account
for the year ended 31 December

		2003	2002	2001
	Notes	£m	£m	£m

Revenue: Group and share of joint ventures		3,297	3,682	3,990
less share of joint ventures revenue		(100)	(107)	(105)

Group revenue	1	3,197	3,575	3,885
Operating costs	2	(3,071)	(3,719)	(3,583)

Operating profit/(loss)		126	(144)	302
Share of operating losses of joint ventures	16	(27)	(35)	(46)
Impairment of investments in joint ventures	16	(8)	(6)	(16)
Share of operating losses of associates	16	(8)	(39)	(39)
Impairment of investment in associate	16	(1)	–	(26)
Profit/(loss) on disposal of subsidiary undertakings	31	3	(29)	216
Profit/(loss) on disposal of joint ventures and associates	31	10	3	(7)
Loss on disposal of tangible fixed assets	15	(17)	–	(10)
Profit/(loss) on disposal of other fixed asset investments	31	6	(2)	35
Income from fixed asset investments		–	1	3
Amounts written off fixed asset investments	16	(6)	(222)	(245)
Net interest payable	3	(29)	(20)	(9)

Profit/(loss) on ordinary activities before taxation		49	(493)	158
Taxation on profit/(loss) on ordinary activities	4	(22)	(23)	(107)

Profit/(loss) on ordinary activities after taxation		27	(516)	51
Equity minority interests		16	112	(5)

Profit/(loss) attributable to ordinary shareholders		43	(404)	46
Dividends	5	(140)	(139)	(140)

Loss for the period		(97)	(543)	(94)

Basic earnings/(loss) per ordinary share	6	3.1p	(29.0p )	3.3p
Diluted earnings/(loss) per ordinary share	6	3.0p	(29.0p )	3.2p

Consolidated revenue and operating profit derive from continuing operations in all material respects.

The result for the year has been computed on an unmodified historical cost basis.

Consolidated statement of total
recognised gains and losses
for the year ended 31 December

	2003 £m	2002 £m	2001 £m

Profit/(loss) attributable to ordinary shareholders	43	(404)	46
Unrealised gain on deemed partial disposal of subsidiary undertakings	–	1	11
Unrealised gain on deemed partial disposal of associates	–	12	–
Unrealised gains on disposal of fixed asset investments	–	10	–
Translation differences taken directly to reserves	(113)	(95)	23

Total recognised gains and losses relating to the year	(70)	(476)	80

A detailed statement showing the movement in capital and reserves is set out in note 26.

42	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Notes on the consolidated
profit and loss account

1 Segmental analysis
The tables below show a segmental analysis of revenue, costs and results which reflects the way Reuters was managed during 2003. Revenue is allocated to customer segments by reference to the activities at particular customer sites. Activities at certain customer sites fall into more than one segment. In such cases revenue is allocated based on estimated activity by segment. Prior periods have been restated to reflect changes in the management of the cost base.

Segmental revenue less direct customer segment costs does not purport to represent segmental profitability. Direct customer segment costs include the costs of global customer segment management, marketing, non-integrated businesses and specific revenue related activities. The majority of revenue related costs are included within the channels and centres of excellence.

Revenue	2003	%		2002	%		2001
	£m	change		£m	change		£m

Treasury	1,018	(10%	)	1,134	(5%	)	1,189
Investment Banking	712	(15%	)	834	2%		815
Asset Management	630	(11%	)	709	3%		690
Corporates & Media	304	(4%	)	315	(10%	)	348

Reuters	2,664	(11%	)	2,992	(2%	)	3,042
Instinet Group	540	(9%	)	592	(31%	)	854

	3,204	(11%	)	3,584	(8%	)	3,896
Share of joint ventures revenue	100	(6%	)	107	1%		105
Intra-group revenue	(7)	(26%	)	(9)	(11%	)	(11)

Gross revenue	3,297	(10%	)	3,682	(8%	)	3,990
Less share of joint ventures revenue	(100)	(6%	)	(107)	1%		(105)

Group revenue	3,197	(11%	)	3,575	(8%	)	3,885

Operating costs

Treasury	(96)	12%		(85)	(3%	)	(89)
Investment Banking	(45)	2%		(45)	12%		(40)
Asset Management	(94)	(16%	)	(112)	10%		(101)
Corporates & Media	(103)	(10%	)	(116)	(28%	)	(158)

Direct customer segment	(338)	(5%	)	(358)	(8%	)	(388)
Channels	(932)	(15%	)	(1,103)	3%		(1,069)
Operations & Technology	(676)	(8%	)	(734)	(4%	)	(767)
Content	(286)	(5%	)	(302)	(4%	)	(315)
Corporate Services	(124)	(34%	)	(188)	(29%	)	(266)

Reuters	(2,356)	(12%	)	(2,685)	(4%	)	(2,805)
Instinet Group	(544)	(35%	)	(835)	21%		(690)
Restructuring costs	(178)	(15%	)	(208)	110%		(99)
Intra-group costs	7	(26%	)	9	(18%	)	11

	(3,071)	(17%	)	(3,719)	4%		(3,583)

Operating profit

Treasury	922	(12%	)	1,049	(5%	)	1,100
Investment Banking	667	(15%	)	789	2%		775
Asset Management	536	(10%	)	597	2%		589
Corporates & Media	201	–		199	6%		190

Segmental revenue less direct customer segment costs	2,326	(12%	)	2,634	(1%	)	2,654
Channels	(932)	(15%	)	(1,103)	3%		(1,069)
Operations & Technology	(676)	(8%	)	(734)	(4%	)	(767)
Content	(286)	(5%	)	(302)	(4%	)	(315)
Corporate Services	(124)	(34%	)	(188)	(29%	)	(266)

Reuters	308	–		307	29%		237
Instinet Group	(4)	(98%	)	(243)	–		164
Restructuring costs	(178)	(15%	)	(208)	110%		(99)

Operating profit/(loss)	126	–		(144)	–		302

Operating costs include amortisation and impairment of goodwill and other intangibles.

Reuters Group PLC Annual Report and Form 20-F 2003	43

Back to Contents

Notes on the consolidated profit
and loss account continued

1 Segmental analysis continued
Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.

The geographical analysis of performance reflects the revenues earned and operating costs incurred in each area excluding amortisation and impairment of goodwill and other intangibles and net currency gain/(loss).

By geography	2003	%		2002	%		2001
	£m	change		£m	change		£m

Revenue
Europe, Middle East and Africa	1,552	(9%	)	1,714	(7%	)	1,838
The Americas	1,204	(11%	)	1,354	(10%	)	1,502
Asia/Pacific	441	(13%	)	507	(7%	)	545

	3,197	(11%	)	3,575	(8%	)	3,885

Operating costs where incurred
Europe, Middle East and Africa	(1,474)	(5%	)	(1,557)	(11%	)	(1,751)
The Americas	(1,232)	(20%	)	(1,548)	10%		(1,411)
Asia/Pacific	(253)	(18%	)	(307)	(6%	)	(327)

	(2,959)	(13%	)	(3,412)	(2%	)	(3,489)

Contribution
Europe, Middle East and Africa	78	(50%	)	157	81%		87
The Americas	(28)	85%		(194)	–		91
Asia/Pacific	188	(5%	)	200	(9%	)	218

	238	47%		163	(59%	)	396

Other costs
Goodwill and other intangibles:
Amortisation	(101)	(5%	)	(107)	31%		(81)
Impairment	(20)	(90%	)	(208)	–		–
Net currency gain/(loss)	9	24%		8	–		(13)

Operating profit/(loss)	126	–		(144)	–		302

United Kingdom and Ireland revenue was £428 million (2002: £485 million, 2001: £521 million). With the exception of Instinet Group, Reuters products are delivered and sold primarily through a common geographical infrastructure and delivered over a number of communications networks.

The impact of the Multex acquisition in 2003, the Island acquisition in 2002 and the Bridge acquisition in 2001 are reflected principally in the Americas see note 31).

Revenue by type	2003	%		2002	%		2001
	£m	change		£m	change		£m

Recurring	2,449	(9%	)	2,699	(1%	)	2,724
Usage	643	(10%	)	713	(24%	)	946
Outright	105	(36%	)	163	(25%	)	215

	3,197	(11%	)	3,575	(8%	)	3,885

Recurring revenue is derived from the sale of subscription services, including maintenance contracts. Usage revenue is principally derived from Instinet Group, Dealing 2000-2 and Dealing 3000 Spot Matching and Bridge Trading Company. Outright revenue comprises once-off sales including information and risk management solutions.

44	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

2 Operating costs

Costs by type	2003	%		2002	%		2001
	£m	change		£m	change		£m

Salaries, commission and allowances	1,015	(14%	)	1,180	(9%	)	1,299
Social security costs	73	(8%	)	79	(5%	)	83
Other, pension costs (see note 23)	50	(21%	)	65	4%		63

Staff costs	1,138	(14%	)	1,324	(8%	)	1,445
Services	722	(11%	)	811	(8%	)	883
Depreciation	193	(15%	)	227	(8%	)	246
Data	300	(13%	)	343	1%		340
Communications	376	(10%	)	420	25%		335
Space	269	(14%	)	312	29%		242
Cost of sales and other	10	(78%	)	46	(16%	)	55
Goodwill and other intangibles (see note 14):
Amortisation	101	(5%	)	107	31%		81
Impairment	20	(90%	)	208	–		–
Other operating income	(48)	(32%	)	(71)	25%		(57)
Currency hedging activities – net loss/(gain)	11	–		(10)	–		2
Foreign currency translation – net (gain)/loss	(21)	–		2	–		11

Total costs by type	3,071	(17%	)	3,719	4%		3,583

The directors believe that the nature of the Group’s business is such that the format of the analysis of operating costs required by the Companies Act 1985 is not appropriate. The format has been adopted in a manner consistent with the Group’s activities. Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses. Other operating income comprises amounts received from joint ventures and others in respect of costs incurred by Reuters on their behalf.

	2003	%		2002	%		2001
Costs by function	£m	change		£m	change		£m

Production and communications	1,661	(15%	)	1,947	3%		1,883
Selling and marketing	580	1%		574	(23%	)	741
Support services and administration	541	(21%	)	683	(11%	)	766
Goodwill and other intangibles:
Amortisation	101	(5%	)	107	31%		81
Impairment	20	(90%	)	208	–		–
Restructuring costs	178	(15%	)	208	110%		99
Net currency (gain)/loss	(10)	25%		(8)	–		13

Total costs by function	3,071	(17%	)	3,719	4%		3,583

Costs include
Development expenditure	171	(15%	)	200	(32%	)	294
Operating lease expenditure:
Hire of equipment	8	(11%)		9	(31%)		13
Other, principally property	107	(4%)		112	4%		108
Loss on disposal of tangible fixed assets	–	–		1	–		11
Advertising	37	18%		32	(7%)		34

Reuters Group PLC Annual Report and Form 20-F 2003	45

Back to Contents

Notes on the consolidated profit
and loss account continued

2 Operating costs continued
Fees payable to PricewaterhouseCoopers were as follows:

	2003	%		2002	%		2001
	£m	change		£m	change		£m

Audit services:
Statutory audit	3.0	30%		2.3	5%		2.2

Audit related services:
Regulatory reporting	0.1	(50%	)	0.2	–		–
Further assurance services	1.7	6%		1.6	(43%	)	2.8

Tax services:
Compliance services	0.8	(11%	)	0.9	14%		0.7
Advisory services	0.8	14%		0.7	(50%	)	1.4

Other services:
Management consultancy	–	–		3.4	(52%	)	7.1
Other	–	–		–	–		0.9

Total fees	6.4	(30%	)	9.1	(40%	)	15.1

United Kingdom	2.6	(60%	)	5.8	(37%	)	9.2
Overseas	3.8	15%		3.3	(44%	)	5.9

The statutory audit fee includes £10,000 (2002: £10,000, 2001: £10,000) in respect of the parent company audit.

Further assurance services predominantly consist of due diligence activities related to acquisitions and disposals. Tax compliance services include assistance with corporation and other tax returns. Tax advisory services relate to tax planning and employee-related issues.

Management consultancy fees include amounts earned in 2001 and 2002 by PwC Consulting, which ceased to be part of PricewaterhouseCoopers on 1 October 2002.

The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.

3 Net interest receivable/(payable)

	2003	2002	2001
	£m	£m	£m

Interest receivable:
Listed investments	–	1	1
Unlisted investments	13	19	28
Share of joint ventures and associates interest (see note 16)	5	9	16

	18	29	45

Interest payable:
Bank loans and overdraft	(10)	(4)	(3)
Other borrowings	(36)	(45)	(51)
Unwinding of discount on provisions	(1)	–	–

	(47)	(49)	(54)

Total net interest payable	(29)	(20)	(9)

46	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

4 Taxation on profit on ordinary activities

	2003	2002	2001
	£m	£m	£m

UK corporation tax
Current tax on income for the period	68	43	37
Share of joint ventures and associates tax (see note 16)	1	–	–
Adjustments in respect of prior periods	(19)	(13)	(19)

	50	30	18
Double taxation relief	(4)	(7)	(23)

	46	23	(5)

Foreign tax
Current tax on income for the period	26	82	150
Share of joint ventures and associates tax (see note 16)	6	6	(4)
Adjustments in respect of prior periods	(36)	(9)	16

	(4)	79	162

Total current tax	42	102	157
Deferred taxation (see note 24)	(20)	(79)	(50)

Tax on profit/(loss)	22	23	107

In accordance with the requirements of FRS 19 ‘Deferred Tax’, a reconciliation of the current tax charge on ordinary activities for the period reported in the profit and loss account is set out below.

	2003	2002	2001
	£m	£m	£m

Profit/(loss) before tax	49	(493)	158

Corporation tax on pre-tax profit/(loss) at UK nominal rate of 30%	15	(148)	48
Non-tax deductible amortisation and impairment of goodwill and other intangibles	30	88	28
Adjustments in respect of prior years	(55)	(22)	(3)
Permanent differences	7	13	2
Book profit on Instinet IPO not taxable	–	–	(60)
Non-tax deductible investment impairments	5	77	86
Fixed asset related timing differences	(12)	1	5
Non-fixed asset related timing differences	(15)	39	11
Tax losses not currently utilised	56	35	35
Tax on dividend received on acquisition of Island	–	10	–
Other differences	11	9	5

Total current tax	42	102	157

The other differences are primarily due to overseas profits taxed at rates differing from those in the UK and the geographical mix of profits.

No tax is expected to fall due in respect of the disposal of fixed asset investments, subsidiaries and associates in 2004 (2003 and 2002: £nil).

There is no tax impact on the unrealised gains arising in 2003 (2002 and 2001: £nil).

Reuters Group PLC Annual Report and Form 20-F 2003	47

Back to Contents

Notes on the consolidated profit
and loss account continued

5 Dividends

	2003	2002	2001
	£m	£m	£m

Interim paid	54	53	54
Final (2003 proposed)	86	86	86

	140	139	140

Per ordinary share	Pence	Pence	Pence

Interim paid	3.85	3.85	3.85
Final (2003 proposed)	6.15	6.15	6.15

	10.00	10.00	10.00

6 Earnings per ordinary share
Basic and diluted earnings per ordinary share are based on the results attributable to ordinary shareholders and on the weighted average number of those shares in issue during the year. The weighted average number of shares in issue may be reconciled to the number used in the basic and diluted earnings per ordinary share calculations as follows:

Weighted average number in millions	2003	2002	2001

Ordinary shares in issue	1,432	1,432	1,431
Non-vested shares held by employee share ownership trusts	(36)	(37)	(27)

Basic earnings per share denominator	1,396	1,395	1,404
Issuable on conversion of options	18	–	28

Diluted earnings per share denominator	1,414	1,395	1,432

7 Remuneration of directors
The remuneration report on pages 17-24 includes details of directors’ emoluments, pension arrangements, long-term incentive plans and stock option plans; details of which form part of these financial statements.

8 Employee information
 The average number of employees during the year was as follows:

Customer segment	2003	2002	2001

Treasury	465	373	241
Investment Banking	189	169	166
Asset Management	627	759	354
Corporates & Media	793	858	1,279

Direct customer segment	2,074	2,159	2,040
Channels	5,431	5,843	5,901
Operations & Technology	3,563	3,633	3,475
Content	3,399	3,348	3,813
Corporate Services	1,533	1,619	1,508

Reuters	16,000	16,602	16,737
Instinet Group	1,345	1,731	2,251

Total	17,345	18,333	18,988

By location
Europe, Middle East and Africa	8,743	8,920	9,283
The Americas	6,065	6,874	6,998
Asia/Pacific	2,537	2,539	2,707

Total	17,345	18,333	18,988

By function
Production and communications	9,022	9,658	9,809
Selling and marketing	4,846	5,146	5,282
Support services and administration	3,477	3,529	3,897

Total	17,345	18,333	18,988

The above include:
Development staff	2,123	2,109	2,440

The average number of employees during 2003 included 211 temporary staff (2002: 281, 2001: 341).

48	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Consolidated cash flow statement
for the year ended 31 December

		2003	2002	2001
	Notes	£m	£m	£m

Net cash inflow from operating activities	9	429	355	887
Dividends received from associates		3	2	2
Returns on investments and servicing of finance
Interest received		17	20	30
Interest paid		(45)	(58)	(40)
Income from fixed asset investments		–	1	3
Dividends paid to equity minority interests		–	(27)	–

Net cash outflow from returns on investments and servicing of finance		(28)	(64)	(7)
Taxation paid		(33)	(73)	(173)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(131)	(168)	(276)
Sale of tangible fixed assets		13	15	6
Purchase of fixed asset investments		(3)	(80)	(73)
Sale of fixed asset investments		11	22	68

Net cash outflow on capital expenditure and financial investment		(110)	(211)	(275)
Acquisitions and disposals (including joint ventures and associates)	10	(106)	(6)	(89)
Equity dividends paid		(140)	(139)	(227)

Cash inflow/(outflow) before management of liquid resources and financing		15	(136)	118
Management of liquid resources
Net (increase)/decrease in short-term investments	10	(99)	378	(448)
Financing
Proceeds from the issue of shares	26	–	2	16
Net (decrease)/increase in borrowings	10	(13)	(158)	350

Net cash (outflow)/inflow from financing		(13)	(156)	366

(Decrease)/increase in cash	11	(97)	86	36

		2003	2002	2001
	Notes	£m	£m	£m

Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash		(97)	86	36
Cash outflow/(inflow) from movement in borrowings	10	13	158	(350)
Cash inflow/(outflow) from movement in liquid resources	10	99	(378)	448

Change in net funds/(debt) resulting from cash flows		15	(134)	134
Net funds arising on acquisitions		3	1	15
Translation differences		(29)	(71)	23

Movement in net (debt)/funds		(11)	(204)	172
Opening net (debt)/funds	11	(66)	138	(34)

Closing net (debt)/funds	11	(77)	(66)	138

Reuters Group PLC Annual Report and Form 20-F 2003	49

<<<<<<<<<

Back to Contents

Notes on the consolidated cash flow statement

9 Net cash inflow from operating activities Operating profit is reconciled to net cash inflow from operating activities as follows:

	2003	2002	2001
	£m	£m	£m

Operating profit/(loss)	126	(144)	302
Depreciation	193	227	246
Amortisation and impairment of goodwill and other intangible assets	121	315	81
(Increase)/decrease in stocks	(1)	2	4
Decrease/(increase) in debtors	316	241	(6)
(Decrease)/increase in creditors	(316)	(314)	254
Loss on disposal of tangible fixed assets	–	1	11
Amounts written (back)/off interests in own shares	(12)	3	12
Other, principally translation differences	2	24	(17)

Net cash inflow from operating activities	429	355	887

10 Analysis of cash flows for headings netted in the cash flow statement

	2003	2002	2001
	£m	£m	£m

Acquisitions and disposals (including joint ventures and associates)
Cash consideration:
Subsidiary undertakings (see note 31)	(155)	(41)	(373)
Joint ventures	–	(2)	(44)
Associates	–	–	(22)
Loans (repaid to)/from joint ventures and associates	(3)	6	(9)
Deferred payments for acquisitions in prior years	(11)	(5)	(3)

	(169)	(42)	(451)
Less cash acquired (net of cash disposed)	38	29	5

	(131)	(13)	(446)
Cash received from disposals (including deemed disposals):
Subsidiary undertakings	10	4	357
Joint ventures and associates	15	3	–

Net cash outflow on acquisitions and disposals	(106)	(6)	(89)

Management of liquid resources
(Increase)/decrease in term deposits	(5)	84	(66)
Purchase of certificates of deposit	–	–	(31)
Sale of certificates of deposit	–	1	30
Purchase of listed/unlisted securities	(3,582)	(4,587)	(1,566)
Sale of listed/unlisted securities	3,488	4,880	1,185

Net (increase)/decrease in short-term investments	(99)	378	(448)

Financing
(Decrease)/increase in short-term borrowings	(78)	(173)	300
Increase in long-term borrowings	65	15	50

Net cash (outflow)/inflow from financing	(13)	(158)	350

11 Analysis of net funds

					Bank/other borrowings

	Cash at		Total cash		Falling	Falling due after
	bank and		and	Short-term	due within	more than
	in hand	Overdrafts	overdrafts	investments	one year	one year	Total
	£m	£m	£m	£m	£m	£m	£m

31 December 2001	138	(86)	52	1,019	(595)	(338)	138
Cash flow	23	63	86	(378)	173	(15)	(134)
Exchange movements	(3)	4	1	(71)	(1)	–	(71)
Arising on acquisition	–	–	–	–	1	–	1

31 December 2002	158	(19)	139	570	(422)	(353)	(66)
Cash flow	(86)	(11)	(97)	99	78	(65)	15
Exchange movements	–	1	1	(50)	8	12	(29)
Arising on acquisition	–	–	–	3	–	–	3

31 December 2003	72	(29)	43	622	(336)	(406)	(77)

50	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

12 Derivatives and other financial instruments
Discussion of the Group’s objectives and policies for the management of financial instruments and associated risks together with information relating to hedging activities is included under ‘Treasury management’ in the Operating and financial review on pages 38-39.

A substantial portion of Reuters revenue is receivable in foreign currencies with terms of payment up to three months in advance. As such, Reuters is subject to currency exposure from committed revenue and, additionally, to interest rate risk from borrowing and the investment of cash balances. Reuters seeks to limit these risks by entering into a mix of derivative financial instruments.

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

Derivative instruments held at 31 December were:

			2003			2002			2001

	Gross contract	Carrying	Fair	Gross contract	Carrying	Fair	Gross contract	Carrying	Fair
	amounts	value	value	amounts	value	value	amounts	value	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Foreign exchange forward contracts:
Contracts in profit	102	–	1	96	–	7	110	–	13
Contracts in loss	63	–	(1)	154	–	(6)	143	–	(3)
Foreign currency options:
Contracts in profit	23	–	1	194	2	1	163	–	1
Contracts in loss	88	–	(1)	60	–	(1)	148	–	(2)
Currency and interest rate swaps:
Contracts in profit	614	26	27	361	12	16	210	–	1
Contracts in loss	67	–	–	203	(14)	(17)	127	–	(1)

Total	957	26	27	1,068	–	–	901	–	9

The fair values of foreign currency and interest rate management instruments are estimated on the basis of market quotes, discounted to current value using market-quoted interest rates.

The following table provides an analysis by currency of derivative contracts held for currency hedging purposes as at 31 December.

			2003			2002			2001

	Swaps	Forwards	Options	Swaps	Forwards	Options	Swaps	Forwards	Options
	%	%	%	%	%	%	%	%	%

Euro	4	60	100	–	54	100	–	22	90
Japanese yen	–	3	–	–	33	–	–	31	–
US dollar	88	36	–	–	–	–	–	23	10
Other	8	1	–	–	13	–	–	24	–

Total	100	100	100	–	100	100	–	100	100

Foreign exchange forward contracts and options mature at dates up to June 2004; currency swaps and interest rate swaps both mature at various dates through to November 2010.

Reuters Group PLC Annual Report and Form 20-F 2003	51

Back to Contents

Notes on the consolidated
cash flow statement continued

12	Derivatives and other financial instruments continued
The results of currency and interest rate hedging activities for the three years to December 2003 are as summarised below:

		Year to 31 December

Recognised gains/(losses)	2003	2002	2001
	£m	£m	£m

Currency hedging	11	10	(4)
Interest rate hedging	(3)	(2)	(1)

Recognised currency hedging gains in 2003 were favourable mainly due to the effect of the weaker US dollar on hedges of the net investment in overseas subsidiaries.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements, are set out below:

Hedging	Gains	(Losses)	Net
	£m	£m	£m

Unrecognised at 1 January 2003	13	(13)	0
Arising in previous years
recognised in 2003	(11)	10	(1)

not recognised in 2003	2	(3)	(1)
Arising in 2003
not recognised in 2003	3	(1)	2

Unrecognised at 31 December 2003	5	(4)	1

Of which:
expected to be recognised in 2004	4	(2)	2
expected to be recognised in 2005 or later	1	(2)	(1)

Net unrecognised gains on derivatives used for hedging were £1 million at 31 December 2003 compared to £nil at 31 December 2002 and unrecognised gains of £9 million in 2001.

The weighted average variable rate payable on the interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2003 was 3% (2002: 4%, 2001: 4%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

All derivative instruments are unsecured. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of ‘A3/A-’ or higher.

Carrying and fair values of Group financial assets and liabilities at 31 December were:

		2003		2002		2001

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m

Derivative instruments	26	27	–	–	–	9
Other financial assets:
Fixed asset investments	54	73	66	67	140	160
Long-term debtors	21	21	12	12	15	15
Short-term investments and cash	694	694	728	728	1,157	1,160
Other financial liabilities:
Short-term borrowings	(365)	(365)	(441)	(441)	(681)	(681)
Long-term borrowings	(406)	(406)	(353)	(353)	(338)	(338)
Other long-term financial liabilities	(113)	(113)	(88)	(88)	(29)	(29)

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

52	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

12	Derivatives and other financial instruments continued
Financial instrument sensitivity analysis
The analysis below summarises the sensitivity of the fair value of the Group’s financial instruments to hypothetical changes in market rates. Fair values are the present value of future cash flows based on market rates at the valuation date.

The estimated adverse changes in the fair value of financial instruments are based on an instantaneous:
i)	1% increase in the specific rate of interest from the levels effective at 31 December 2003 with all other variables remaining constant; and
ii)	10% weakening in the value of sterling against all other currencies from the levels applicable at 31 December 2003 with all other variables remaining constant.

		Fair value changes arising from

			10%
			weakening
			in £ against
		1% increase in	other
	Fair	interest rates	currencies
	value	(adverse)	(adverse)
	£m	£m	£m

Currency and interest rate swaps	27	(26)	3
Forward contracts	–	–	(16)

Total	27	(26)	(13)

Monetary assets and liabilities by currency, after cross currency swaps, excluding the functional currency of each operation at 31 December 2003, were:

						Net foreign currency monetary assets/(liabilities)

					Japanese	Hong Kong
	Sterling	US dollar	Euro	Swiss franc	yen	dollar	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Functional currency of operation:
Sterling	–	(405)	(3)	(38)	2	–	10	(434)
US dollar	(21)	–	–	(10)	–	–	–	(31)
Euro	(10)	–	–	–	–	–	1	(9)
Swiss franc	26	1	4	–	(2)	–	–	29
Japanese yen	1	–	–	–	–	–	–	1
Hong Kong dollar	2	19	–	–	(3)	–	(1)	17
Other	(3)	18	–	–	–	–	–	15

Total	(5)	(367)	1	(48)	(3)	–	10	(412)

Exchange differences that arise as a consequence of trading transactions and the translation of monetary assets and liabilities are taken to the profit and loss account. Exchange differences attributable to long-term foreign currency borrowings used to finance the Group’s foreign currency investments are taken directly to reserves.

The currency and interest rate profile of the Group’s financial assets at 31 December 2003 was:

		Cash and short-term investments			Fixed rate investments

						Weighted
					Weighted	average
					average	time
			Floating	Fixed	interest	for which
		Non-interest	rate	rate	rate at	rate
	Total	bearing	investments	investments	31 December	is fixed
	£m	£m	£m	£m	%	Years

Sterling	105	1	98	6	4%	1
US dollar	559	55	503	1	2%	1
Euro	45	4	41	–	–	–
Other	57	12	31	14	2%	1

31 December 2003	766	72	673	21	2%	1

31 December 2002	806	78	717	11	2%	1
31 December 2001	1,312	155	1,022	135	3%	2

Sterling, US dollar and euro short-term floating rate investments include £303 million (2002: £135 million, 2001: £301 million) of money market deposits which mature within three months of the balance sheet date. Interest on floating rate investments is earned at rates based on local money market rates.

Fixed rate investments are those investments which have an interest rate fixed for a period of greater than one year.

Reuters Group PLC Annual Report and Form 20-F 2003	53

Back to Contents

Notes on the consolidated
cash flow statement continued

12 Derivatives and other financial instruments continued
The currency and interest rate profile of the Group’s financial liabilities, after allowing for interest rate and cross currency swaps, at 31 December 2003 was:

			Borrowings

		Other	Floating
		financial	rate
	Total	liabilities	borrowings
	£m	£m	£m

Sterling	291	30	261
US dollar	515	72	443
Euro	29	8	21
Swiss franc	39	–	39
Other	10	3	7

31 December 2003	884	113	771

31 December 2002	882	88	794
31 December 2001	1,048	29	1,019

The floating rate borrowings comprise bank loans and overdrafts bearing interest at rates based on local money market rates, commercial paper and medium-term notes. The weighted average interest rate on bank borrowings at 31 December 2003 was 4% (2002: 4%, 2001: 4%). The above analysis excludes creditors falling due within one year which are of a non-financial nature.

Total financial liabilities are repayable as follows:

		2003		2002		2001

	Borrowings £m	Other financial liabilities £m	Borrowings £m	Other financial liabilities £m	Borrowings £m	Other financial liabilities £m

Within one year	365	55	441	35	681	16
Between one and two years	58	19	282	23	137	3
Between two and five years	348	39	71	30	201	10

Total	771	113	794	88	1,019	29

In April 2003, Reuters Group PLC entered into syndicated credit facilities for £1.0 billion, of which £640 million expires in 2008 and £360 million expires in 2004, with the ability to extend the maturity of the latter in whole or in part in certain circumstances. The facility is at variable interest rates based on LIBOR, the London Interbank Offer Rate, is committed and may be drawn and redrawn up to one month prior to its maturity in April 2008. There are also bilateral facilities of £90 million. At December 2003, the above facilities were undrawn. In January 2004, the company cancelled £200 million of the portion of the syndicated facility and £10 million of the bilateral facilities which expire in April 2004.

In March 1998, Reuters established a Euro Commercial Paper Programme. This provides access to £1.5 billion of uncommitted short-term finance of which £1,487 million was unused at 31 December 2003. In December 1998, Reuters established a £1.0 billion Euro Medium Term Note Programme of which £273 million was unused at 31 December 2003.

In addition, at 31 December 2003, the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £500 million, at money market rates varying principally between 0% and 5%, depending on the currency.

54	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Consolidated balance sheet
at 31 December

		2003	2002	2001
	Notes	£m	£m	£m

Fixed assets
Intangible assets	14	375	418	498
Tangible assets	15	481	601	691
Investments	16
Investments in joint ventures:
Share of gross assets		108	207	270
Share of gross liabilities		(56)	(110)	(118)
		52	97	152
Share of net assets of associates		230	266	329
Other investments		128	134	293

		1,266	1,516	1,963

Current assets
Stocks	17	2	1	3
Debtors	18	708	1,019	1,231
Deferred taxation	24	273	260	184
Short-term investments	19	622	570	1,019
Cash at bank and in hand		72	158	138

		1,677	2,008	2,575
Creditors: Amounts falling due within one year	20	(1,766)	(2,198)	(2,709)

Net current liabilities		(89)	(190)	(134)

Total assets less current liabilities		1,177	1,326	1,829
Creditors: Amounts falling due after more than one year	21	(425)	(354)	(344)
Provisions for liabilities and charges
Pensions and similar obligations	23	(63)	(59)	(58)
Deferred taxation	24	(33)	(27)	(30)
Other provisions	25	(175)	(159)	(124)

Net assets		481	727	1,273

Capital and reserves	26
Called-up share capital		358	358	358
Share premium account		91	91	89
Other reserve		(1,717)	(1,717)	(1,717)
Capital redemption reserve		1	1	1
Profit and loss account reserve		1,553	1,763	2,378

Shareholders’ equity		286	496	1,109
Equity minority interests		195	231	164

Capital employed		481	727	1,273

The balance sheet of Reuters Group PLC is shown on page 71.

The financial statements on pages 42-73 and the summary of differences between UK and US generally accepted accounting principles on pages 74-79 were approved by the directors on 3 March 2004.

Tom Glocer
Chief Executive

David Grigson
Finance Director

Reuters Group PLC Annual Report and Form 20-F 2003	55

Back to Contents

Reconciliation of movements in shareholders’ funds
for the year ended 31 December

	2003	2002	2001
	£m	£m	£m

Loss for the period	(97)	(543)	(94)
Unrealised gain on deemed partial disposal of subsidiary undertakings	–	1	11
Unrealised gain on deemed partial disposal of associates	–	12	–
Unrealised gain on disposal of fixed asset investments	–	10	–
Translation differences taken directly to reserves	(113)	(95)	23
Shares issued during the year	–	2	16

Net movement in shareholders’ equity	(210)	(613)	(44)
Opening shareholders’ equity	496	1,109	1,153

Closing shareholders’ equity	286	496	1,109

56	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Notes on the consolidated balance sheet

13 Segmental analysis
The tables below show total assets and non-interest bearing net assets by customer segment and by location on a basis consistent with the segmental analysis of profit in note 1. For the reasons discussed in that note, the assets in any location are not matched with the revenue earned in that location.

			Total assets	Non-interest bearing net assets

	2003	2002	2001	2003	2002	2001
By customer segment	£m	£m	£m	£m	£m	£m

Treasury Services	200	227	224	121	141	171
Investment Banking	113	131	162	47	49	67
Asset Management	125	160	175	45	55	74
Corporates & Media	136	170	224	42	75	109

Total customer segment	574	688	785	255	320	421
Channels	387	437	513	235	269	323
Operations & Technology	303	435	522	199	236	319
Content	27	27	36	(56)	(66)	(69)
Corporate Services	13	14	19	(27)	(33)	(28)
Central	485	579	699	(39)	(12)	48
Instinet Group	1,154	1,344	1,964	(9)	79	121

Total assets/non-interest bearing net assets	2,943	3,524	4,538	558	793	1,135

Interest bearing net assets				(77)	(66)	138

Total net assets				481	727	1,273

			Total assets	Non-interest bearing net assets

	2003	2002	2001	2003	2002	2001
By location	£m	£m	£m	£m	£m	£m

Europe, Middle East and Africa	974	1,381	1,803	203	633	652
The Americas	1,323	1,660	2,093	117	253	523
Asia/Pacific	157	192	241	42	40	64
Central	489	291	401	196	(133)	(104)

Total assets/non-interest bearing net assets	2,943	3,524	4,538	558	793	1,135

Fixed assets	1,266	1,516	1,963
Current assets	1,677	2,008	2,575

Total assets	2,943	3,524	4,538

Central total assets by customer segment consist principally of Reuters cash and short-term investments plus interests in own shares, joint ventures and associates. Central total assets by location consist principally of those assets held by head office operations together with unamortised goodwill and other intangibles.

14 Intangible assets

			Technology
	Goodwill	Trade names	know-how	Total
	£m	£m	£m	£m

Cost
31 December 2002	1,037	36	127	1,200
Reclassification	(22)	–	22	–
Exchange differences	(70)	3	(12)	(79)
Additions	99	–	24	123
Disposals	(8)	–	–	(8)

31 December 2003	1,036	39	161	1,236

Amortisation and impairment
31 December 2002	(758)	(5)	(19)	(782)
Reclassification	1	–	(1)	–
Exchange differences	32	–	3	35
Disposals	7	–	–	7
Charged in the year:
Amortisation	(73)	(5)	(23)	(101)
Impairment	(7)	(1)	(12)	(20)

31 December 2003	(798)	(11)	(52)	(861)

Net book amount
31 December 2003	238	28	109	375

31 December 2002	279	31	108	418

The reclassification results from the finalisation of the fair value adjustments in respect of the acquisition of AVT Technologies Limited in 2002 and is based on an independent valuation performed by professionally qualified valuers.

Reuters Group PLC Annual Report and Form 20-F 2003	57

Back to Contents

Notes on the consolidated balance sheet continued

15 Tangible assets

				Office
			Computer	equipment
	Freehold	Leasehold	systems	and motor
	property	property	equipment	vehicles	Total
	£m	£m	£m	£m	£m

Cost
31 December 2002	228	251	1,450	316	2,245
Exchange differences	(4)	(22)	(101)	(19)	(146)
Additions	23	5	90	12	130
Acquisitions	–	4	4	1	9
Disposals	(2)	(24)	(403)	(63)	(492)

31 December 2003	245	214	1,040	247	1,746

Depreciation
31 December 2002	(75)	(113)	(1,210)	(246)	(1,644)
Exchange differences	–	3	90	19	112
Charged in the year	(7)	(24)	(124)	(38)	(193)
Impairment	(17)	–	–	–	(17)
Acquisitions	–	–	(2)	–	(2)
Disposals	2	22	393	62	479

31 December 2003	(97)	(112)	(853)	(203)	(1,265)

Net book amount
31 December 2003	148	102	187	44	481

31 December 2002	153	138	240	70	601

The impairment charge for freehold property represents a provision for loss on disposal of London-based property. The disposal was completed in January 2004 (see note 33).

	2003	2002
Net book amount of leasehold property	£m	£m

Long-term leaseholds	44	38
Short-term leaseholds	58	100

	102	138

Contracted capital commitments	14	11

58	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

16 Investments

	Interests in	Interests in	Interests in	Other
	own shares	joint ventures	associates	investments	Total
	£m	£m	£m	£m	£m

Net assets/cost
31 December 2002	68	94	258	66	486
Reclassifications	–	(7)	–	(4)	(11)
Exchange differences	–	(4)	(22)	(2)	(28)
Additions	–	–	–	3	3
Arising in year – share of:
Operating losses	–	(24)	(4)	–	(28)
Interest receivable	–	1	4	–	5
Taxation	–	(4)	(3)	–	(7)
Dividends received	–	–	(3)	–	(3)
Loans to joint ventures (see note 29)	–	6	–	–	6
Loan to joint venture written off (see note 29)	–	(8)	–	–	(8)
Impairments	(3)	–	(1)	(3)	(7)
Amount written back	9	–	–	–	9
Disposals (see note 31)	–	(2)	(3)	(6)	(11)

31 December 2003	74	52	226	54	406

Goodwill
31 December 2002	–	3	8	–	11
Charged in the year	–	(3)	(4)	–	(7)

31 December 2003	–	–	4	–	4

Net book amount
31 December 2003
Net assets/cost	74	52	226	54	406
Goodwill	–	–	4	–	4

	74	52	230	54	410

31 December 2002
Net assets/cost	68	94	258	66	486
Goodwill	–	3	8	–	11

	68	97	266	66	497

Listed investments at 31 December 2003
Carrying value	74	–	199	11	284
Market value	84	–	464	30	578

The net book amount of interests in own shares represents the cost less amounts written off and impairments in respect of 36 million Reuters ordinary shares held by employee share ownership trusts (ESOTs). These were acquired on the open market using funds provided by Reuters. The amount written back includes employee interests under incentive plans which were being charged against profit over the vesting period of the awards (see pages 18-19). The ESOTs have waived dividend and voting rights on all shares they hold. The aggregate dividend waived on these shares in 2003 was £4 million (2002: £4 million, 2001: £3 million).

The carrying value of interests in joint ventures and associates at 31 December 2003 comprises the following assets and liabilities:

	Joint ventures	Associates
	£m	£m

Fixed assets	57	95
Current assets	51	218
Liabilities falling due within one year	(52)	(64)
Liabilities falling due after more than one year	(4)	(19)

	52	230

Share of revenue	100	138

Other investments consist principally of small equity investments. Impairment write downs have been made when, based on directors’ valuations, a permanent diminution in the carrying value of the investment has occurred.

The reclassifications reflect the acquisition of Multex. (See note 31).

Had all listed investments been disposed of on 31 December 2003, tax of approximately £8 million would have been payable on the assumption that none of the earnings would be repatriated. The market value of interests in associates excludes 2.5 million TSI shares held by Reuters, which are subject to options held by Reuters employees who worked at TIBCO Finance Technology Inc., a former Reuters subsidiary which was incorporated into other Reuters businesses in 2001.

Reuters Group PLC Annual Report and Form 20-F 2003	59

Back to Contents

Notes on the consolidated balance sheet continued

17 Stocks

	2003	2002	2001
	£m	£m	£m

Contract work in progress	2	2	5
Less progress payments	–	(2)	(3)

	2	–	2
Equipment stocks	–	1	1

Total stocks	2	1	3

18 Debtors

	2003	2002	2001
	£m	£m	£m

Amounts falling due within one year
Trade debtors	211	249	299
Less allowance for doubtful accounts	(41)	(52)	(47)

	170	197	252
Instinet counterparty debtors	356	514	621
Amounts owed by joint ventures and associates	21	81	104
Other debtors	84	149	160
Prepayments and accrued income	56	66	79

	687	1,007	1,216
Amounts falling due after more than one year
Other debtors	16	12	15
Prepayments and accrued income	5	–	–

Total debtors	708	1,019	1,231

19 Short-term investments

		2003	2002	2001
		£m	£m	£m

Listed
Government securities:	UK	10	23	–
	Overseas	18	29	55
Other deposits	Overseas	109	329	342

		137	381	397

Unlisted
Certificates of deposit	UK	1	2	1
Term deposits:	UK	47	47	70
	Overseas	32	29	74
Other deposits:	UK	24	4	61
	Overseas	381	107	416

		485	189	622

Total short-term investments		622	570	1,019

60	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

20 Creditors: Amounts falling due within one year

	2003	2002	2001
	£m	£m	£m

Trade creditors	95	103	142
Accruals	446	519	556
Instinet counterparty creditors	389	545	709
Deferred income	29	57	68
Amounts owed to joint ventures and associates	29	86	118
Other creditors	33	37	66
Other taxation and social security	40	65	49

	1,061	1,412	1,708
Bank overdrafts	29	19	86
Bank loans	1	11	7
Other borrowings	335	411	588
Current UK corporation and overseas taxation	254	259	234
Proposed dividend	86	86	86

Total creditors falling due within one year	1,766	2,198	2,709

Current UK corporation and overseas taxation comprises:
UK corporation tax	170	125	102
Overseas taxes	84	134	132

	254	259	234

21 Creditors: Amounts falling due after more than one year

	2003	2002	2001
	£m	£m	£m

Term notes and commercial paper	406	353	337
Bank borrowings	–	–	1
Accruals	19	–	2
Amounts owed to joint ventures	–	1	4

Total creditors falling due after more than one year	425	354	344

The maturity profile of all bank overdrafts, bank loans and other borrowings is given in note 12.

22 Concentration of credit risk
Reuters Group is exposed to concentrations of credit risk. Reuters Group invests in UK and US government securities and with high credit quality financial institutions. Reuters Group limits the amount of credit exposure to any one financial institution. The Group is also exposed to credit risk from its trade debtors, which are concentrated in the financial community. Reuters Group estimates that approximately 70% of its subscribers are financial institutions, 16% are corporations in other sectors of the business community, 6% are from the news media and 8% are government institutions and individuals worldwide (2002: 68%, 19%, 6% and 7% respectively).

Instinet Group is exposed to the possibility of trades between its counterparties failing to settle. Due to the settlement mechanisms employed, the maximum exposure is generally limited to the market movement between the trade date and the settlement date. There are no material unprovided off-balance sheet exposures or positions in respect of trades undertaken on or prior to 31 December 2003.

23 Pensions and similar obligations
Reuters Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.

Defined contribution plans
Reuters Group operates 32 defined contribution plans covering approximately 66% of its employees, of which the largest plans are, the Reuters Pension Fund, the Reuters Retirement Plan and the Reuters 401(k) Pension Plans. The percentage of employees covered and the company contribution to these plans were:

		Company
		contribution
	% of	% of
	employees	basic salary

Reuters Pension Fund	11.7%	9.525%
Reuters Retirement Plan	14.2%	7.0%
Reuters 401(k) Pension Plans	19.8%	6.0%

Defined benefit plans
The Group also operates 33 defined benefit plans covering approximately 18% of employees. Individually, these plans are of a relatively minor nature. The 15 largest plans are valued under SSAP 24 by independently qualified actuaries using the projected unit credit method. The SSAP 24 provision is reviewed annually based on locally reported information, with the most recent review being at 1 January 2003. The smaller remaining plans are subject to regular valuations based on accepted actuarial practice and standards within the country in which the plan is established. The largest plans are directly invested and others are invested in insurance contracts. The remainder are internally funded in accordance with local practice, with provisions in the subsidiary undertakings to recognise the pension obligations.

Reuters Group PLC Annual Report and Form 20-F 2003	61

Back to Contents

Notes on the consolidated balance sheet continued

23 Pensions and similar obligations continued
Funding policy is set in accordance with local requirements.

The largest defined benefit plans are the UK Supplementary Pension Scheme (SPS) and those in Switzerland, Japan and Hong Kong. The charges in respect of these plans in 2003 were £2 million, £5 million, £3 million and £2 million respectively (2002: £6 million, £4 million, £3 million and £1 million respectively). Details of the SSAP 24 valuation results in respect of these plans are given below.

	UK SPS	Switzerland	Japan	Hong Kong

% of employees covered	0.3%	3.9%	2.4%	1.0%
Assumptions:
Investment return: pre-retirement	6.9%	4.5%	3.0%	7.0%
Investment return: post-retirement	5.4%	4.5%	3.0%	7.0%
Salary growth	3.9%	3.0%	3.0%	5.0%
Pension increases	2.4%	1.5%	2.0%	–
Market value of assets (£m)	33	57	14	13
Present value of past service liabilities (£m)	43	70	22	15

Post-retirement medical benefits
In the US, the Group closed its post-retirement medical plan with effect from 1 July 2002. A total of 232 employees, retirees and covered spouses retain entitlement to post-retirement medical benefit which remain unfunded. The principal assumptions used in the most recent actuarial valuation undertaken at 1 January 2003 were a discount rate of 8% and that the growth in health care costs would decrease from 10% per annum per head in 2003 to 6% by 2007 and remain at 5% thereafter.

Movement on pension provisions and similar obligations

	2003	2002	2001
	£m	£m	£m

Opening balance	59	58	50
Profit and loss account (see noe 2):
Defined contribution plans	35	47	40
Defined benefit plans	18	18	18
Post-retirement medical benefits	(3)	–	5

	50	65	63
Utilised in the year	(46)	(64)	(55)

Closing balance	63	59	58

FRS 17: 3rd year transitional disclosures
Composition of the schemes
Full actuarial valuations were carried out as at various dates between 31 December 2001 and 31 December 2002, and updated to 31 December 2003 by independent qualified actuaries in accordance with FRS 17. The major assumptions used by the actuary at 31 December 2003 were:

								Post-retirement
			UK plans		Overseas plans			medical benefits

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	%	%	%	%	%	%	%	%	%

Discount rate	5.50%	5.50%	5.75%	4.03%	4.10%	4.99%	6.25%	6.75%	7.25%
Inflation assumption	2.50%	2.25%	2.50%	1.44%	1.52%	1.79%	2.00%	2.00%	2.00%
Rate of increase in salaries	3.75%	4.00%	4.25%	2.55%	3.06%	3.42%	–	–	–
Rate of increase in pensions in payment	2.50%	2.25%	2.50%	1.42%	1.69%	1.72%	–	–	–

The assets in the scheme and expected return on assets were:

Expected rate of return on assets
Equities	8.25%	8.25%	8.25%	7.23%	7.60%	7.53%	–	–	–
Bonds	5.00%	5.00%	5.75%	3.76%	3.86%	4.16%	–	–	–
Property	6.67%	6.60%	7.00%	–	–	–	–	–	–
Cash	3.75%	3.50%	3.50%	2.83%	2.65%	2.65%	–	–	–
Other	–	–	–	4.77%	5.25%	6.00%	–	–	–

Market value (£m)
Equities	23	19	21	60	50	59	–	–	–
Bonds	11	7	6	43	40	41	–	–	–
Property	1	1	–	–	–	–	–	–	–
Cash	2	6	9	6	3	4	–	–	–
Other	–	–	–	7	4	4	–	–	–

62	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

23 Pensions and similar obligations continued
The following amounts at 31 December were measured in accordance with the requirements of FRS 17.

								Post-retirement
			UK plans		Overseas plans			medical benefits				Total

	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total market value of assets	37	33	36	116	97	108	–	–	–	153	130	144
Present value of scheme liabilities	(57)	(63)	(56)	(140)	(132)	(100)	(5)	(6)	(31)	(202)	(201)	(187)

(Deficit)/surplus in the scheme	(20)	(30)	(20)	(24)	(35)	8	(5)	(6)	(31)	(49)	(71)	(43)
Related deferred tax asset	6	9	6	8	10	–	2	2	12	16	21	18

Net pension (liability)/asset	(14)	(21)	(14)	(16)	(25)	8	(3)	(4)	(19)	(33)	(50)	(25)

Made up of:
Net pension asset	–	–	–	–	–	13	–	–	–	–	–	13
Net pension liability	(14)	(21)	(14)	(16)	(25)	(5)	(3)	(4)	(19)	(33)	(50)	(38)

The assets and liabilities reported under UK plans cover a small UK scheme with 180 members together with unfunded early retirement and retirement benefit schemes, the liabilities of which are covered through book reserves. The figures do not include Reuters Pension Fund, as this is a defined contribution plan and its assets and liabilities are not required to be disclosed under FRS 17.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve at 31 December would be as follows:

	2003	2002	2001
	£m	£m	£m

Net assets per consolidated balance sheet	481	727	1,273
Add: net pension liability already recognised in net assets	30	24	24

Net assets before impact of FRS 17	511	751	1,297
Net pension liability under FRS 17	(33)	(50)	(25)

Net assets after impact of FRS 17	478	701	1,272

Consolidated profit and loss account reserve	1,553	1,763	2,378
Add: net pension liability already recognised in profit and loss account reserve	30	24	24

Profit and loss account reserve before impact of FRS 17	1,583	1,787	2,402
Net pension liability under FRS 17	(33)	(50)	(25)

Profit and loss account reserve after impact of FRS 17	1,550	1,737	2,377

Under the requirements of FRS 17, the following amounts would have been recognised in the performance statements in the year to 31 December:

				2003				2002

			Post-				Post-
			retirement				retirement
		Overseas	medical			Overseas	medical
	UK plans	plans	benefits	Total	UK plans	plans	benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Analysis of amount charged to operating profit
Current service cost	1	11	–	12	2	9	2	13
Past service cost	–	1	–	1	–	–	(29)	(29)
Curtailments/settlements	–	–	–	–	5	(1)	–	4

Total operating charge	1	12	–	13	7	8	(27)	(12)

Analysis of amount credited to other finance income
Expected return on pension scheme assets	2	6	–	8	2	7	–	9
Interest on pension scheme liabilities	(3)	(5)	–	(8)	(3)	(5)	(1)	(9)

Net return	(1)	1	–	–	(1)	2	(1)	–

Reuters Group PLC Annual Report and Form 20-F 2003	63

Back to Contents

Notes on the consolidated balance sheet continued

23 Pensions and similar obligations continued

				2003				2002

			Post-				Post-
			retirement				retirement
		Overseas	medical			Overseas	medical
	UK plans	plans	benefits	Total	UK plans	plans	benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Analysis of amount recognised in
statement of total recognised gains
and losses (STRGL)
Actual return less expected
return on pension scheme assets	2	10	–	12	(9)	(17)	–	(26)
Experience gains/(losses) arising
on the scheme liabilities	8	(2)	1	7	–	(9)	(3)	(12)
Changes in assumptions underlying
the present value of the scheme liabilities	(1)	5	–	4	–	(20)	–	(20)

Actuarial gain/(loss) recognised in the STRGL	9	13	1	23	(9)	(46)	(3)	(58)

Movement in (deficit)/surplus during the year
(Deficit)/surplus in the scheme at beginning
of the year	(30)	(35)	(6)	(71)	(20)	8	(31)	(43)
Movement in year:
Current service cost	(1)	(11)	–	(12)	(2)	(9)	(2)	(13)
Employer contributions	3	10	–	13	7	10	–	17
Curtailments/settlements	–	–	–	–	(5)	1	–	(4)
Past service costs	–	(1)	–	(1)	–	–	29	29
Other finance income	(1)	1	–	–	(1)	2	(1)	–
Actuarial loss recognised in the STRGL	9	13	1	23	(9)	(46)	(3)	(58)
Effect of currency translation	–	(1)	–	(1)	–	(1)	2	1

Deficit in scheme at end of year	(20)	(24)	(5)	(49)	(30)	(35)	(6)	(71)

History of experience gains and losses

Difference between the expected
and actual return on scheme assets
Amount (£m)	2	10	–	12	(9)	(17)	–	(26)
Percentage of scheme
assets at period end	5.4%	8.6%	–	7.8%	27.8%	17.9%	–	20.4%

Experience gains and losses of scheme liabilities
Amount (£m)	8	(2)	1	7	–	(9)	(3)	(12)
Percentage of the present value of the scheme
liabilities at period end	14.1%	1.4%	20.0%	3.4%	–	5.4%	46.3%	5.7%

Total amount recognised in the STRGL
Amount (£m)	9	12	1	22	(9)	(47)	(1)	(57)
Percentage of the present value of the scheme
liabilities at period end	15.8%	8.6%	20.0%	10.9%	14.8%	35.1%	27.9%	28.3%

Two of the overseas plans are closed to new entrants, therefore under the projected unit credit method, the current service cost will increase as a percentage of payroll as members of the scheme approach retirement. The service cost for these schemes totals £2 million.

Contributions to funded plans in 2004 are expected to remain at similar levels to 2003.

64	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

24 Deferred taxation liabilities/(assets)

	2003	2002	2001
	£m	£m	£m

Opening balance	(233)	(154)	(103)
Balance sheet reclassification	13	–	(1)
Profit and loss account	(20)	(79)	(50)

Closing balance	(240)	(233)	(154)

The closing balance is analysed below:

Timing differences:
Fixed asset related	(41)	(39)	(40)
Tax losses	(52)	(55)	(32)
Other	(147)	(139)	(82)

	(240)	(233)	(154)

Reuters Group has only provided for deferred tax liabilities in respect of dividends which are either accrued as receivable or where there is a binding agreement to remit the earnings of overseas subsidiary undertakings, joint ventures and associates. Reuters Group does not expect to remit any earnings from its overseas subsidiary undertakings, joint ventures and associates in the foreseeable future and therefore no tax is expected to be payable.

		Valuation
	Assets	allowance	Liabilities	Net
	£m	£m	£m	£m

Total timing differences at 31 December 2003
Fixed asset related	(74)	16	17	(41)
Tax losses	(155)	103	–	(52)
Other	(163)	–	16	(147)

	(392)	119	33	(240)

The valuation allowance of £16 million in respect of fixed assets is made against assets in respect of which it is uncertain that suitable taxable income will be available when the timing differences reverse.

Similarly, the valuation allowance of £103 million in respect of losses is made where it is uncertain that suitable taxable income will arise. It has increased by £59 million in 2003.

Other timing differences include reorganisation costs, accrued employee costs (including pension costs) and other provisions.

Reuters has not recognised the tax benefit of capital losses arising in the period.

Where appropriate, deferred tax assets and liabilities are shown net for balance sheet presentation purposes. The net closing deferred tax balance has been analysed as:

	2003	2002	2001
	£m	£m	£m

Deferred tax asset:
Amounts falling due within one year	(143)	(113)	(86)
Amounts falling due after more than one year	(130)	(147)	(98)

	(273)	(260)	(184)
Deferred tax liability (included in provisions for liabilities and charges)	33	27	30

Reuters Group PLC Annual Report and Form 20-F 2003	65

Back to Contents

Notes on the consolidated balance sheet continued

25	Other provisions
The movement in other provisions during 2003 was as follows:

		Legal/	Other
	Rationalisation	compliance	property	Other	Total
	£m	£m	£m	£m	£m

31 December 2002	144	1	8	6	159
Translation differences	(8)	–	(1)	–	(9)
Charged against profit	181	–	4	6	191
Utilised in the year	(133)	–	(9)	(3)	(145)
Amortisation of discount	–	–	1	–	1
Released	(19)	–	(1)	(2)	(22)

31 December 2003	165	1	2	7	175

At the end of 2002, the rationalisation provision included costs relating to the unfinished business transformation plan. During 2003, further restructuring programmes including Reuters Fast Forward programme and Instinet Group’s restructuring programme were announced which included headcount reduction and property rationalisation. The obligations associated with these programmes are included in the rationalisation provision at the end of 2003. Severance-related provisions will be utilised during 2004 and property-related provisions will be utilised over the remaining lease periods.

The legal/compliance provision represents the expected cost of settling disputes arising from contractual arrangements with third-party suppliers.

Other property provisions reflect Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements outside the rationalisation programmes.

26	Capital and reserves

					Profit
	Called-up	Capital	Share		and loss	Share-
	share	redemption	premium	Other	account	holders’
	capital	reserve	account	reserve	reserve	equity
	£m	£m	£m	£m	£m	£m

31 December 2000	357	1	71	(1,717)	2,441	1,153
Shares issued during the year	1	–	18	–	(3)	16
Unrealised gain on deemed partial disposal of subsidiary undertaking	–	–	–	–	11	11
Translation differences	–	–	–	–	23	23
Loss for the year	–	–	–	–	(94)	(94)

31 December 2001	358	1	89	(1,717)	2,378	1,109
Shares issued during the year	–	–	2	–	–	2
Unrealised gain on disposal of fixed asset investment	–	–	–	–	10	10
Unrealised gain on deemed partial disposal of subsidiary undertaking	–	–	–	–	1	1
Unrealised gain on deemed partial disposal of associates	–	–	–	–	12	12
Translation differences	–	–	–	–	(95)	(95)
Loss for the year	–	–	–	–	(543)	(543)

31 December 2002	358	1	91	(1,717)	1,763	496
Translation differences	–	–	–	–	(113)	(113)
Loss for the year	–	–	–	–	(97)	(97)

31 December 2003	358	1	91	(1,717)	1,553	286

During 2003, £nil million (2002: £2 million, 2001: £16 million), was received by Reuters Group PLC on the issue of shares in respect of the exercise of options awarded under various share option plans.

Cumulative translation losses at 31 December 2003 totalled £163 million (2002: cumulative losses £50 million, 2001: cumulative gains £45 million).

In 1998 a court-approved capital reorganisation took place. In exchange for every 15 ordinary shares in Reuters Holdings PLC, shareholders received pro-rata 13 ordinary shares in Reuters Group PLC plus £13.60 in cash. The difference between the proforma nominal value of shares in issue of Reuters Group PLC immediately prior to the reorganisation and the previously reported capital and reserves of Reuters Holdings PLC, excluding the profit and loss reserve, represents the merger difference which has since been reflected in the Other reserve. Under UK GAAP, no restatement of earnings per share was deemed necessary as the cash payment was considered to be equivalent to a repurchase of shares at market value. Under US GAAP, the transaction was deemed a share consolidation combined with a special dividend. Accordingly, earnings per share and per ADS and dividends per share and per ADS were retrospectively restated in Reuters Group’s US GAAP disclosures.

66	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

27	Share capital

	2003	2002	2001
	£m	£m	£m

Authorised
One Founders Share of £1	–	–	–
2,100 million ordinary shares of 25 pence each	525	525	525

	525	525	525

Allotted, called-up and fully paid
One Founders Share of £1	–	–	–
Ordinary shares of 25 pence each	358	358	358

	358	358	358

Number of ordinary shares of 25 pence each (millions)	1,432.5	1,432.5	1,432.1

Shares allotted during the year in millions	2003	2002	2001

17,650 shares in Reuters Group PLC were issued for cash
under employee share schemes at prices ranging from 90p to 135p per share	–	0.4	3.0

The rights attaching to the Founders Share are set out on page 85.

28	Employee share option plans
Reuters Group PLC operates share plans for the benefit of employees as explained in the remuneration report. Since the flotation of Reuters Holdings PLC in 1984, 104 million shares have been issued under these plans.

Activity relating to share options to subscribe for new shares for the three years ended 31 December 2003 was as follows:

					Weighted
		Discretionary			average
	Save-as-you-	employee			exercise
	earn	and executive	Plan		price
	plans	plans	2000	Total	£

Ordinary shares under option
in millions (including ADSs):
31 December 2000	11.2	0.4	20.9	32.5	5.99
Granted	2.3	7.4	–	9.7	8.56
Exercised	(2.0)	(0.1)	(0.9)	(3.0)	5.10
Expired, cancelled or lapsed	(1.1)	–	–	(1.1)	7.98

31 December 2001	10.4	7.7	20.0	38.1	6.55
Granted	7.2	31.8	–	39.0	4.04
Exercised	(0.2)	–	(0.2)	(0.4)	5.39
Expired, cancelled or lapsed	(6.7)	(0.9)	(3.1)	(10.7)	6.76

31 December 2002	10.7	38.6	16.7	66.0	5.10
Granted	28.0	25.8	–	53.8	1.53
Exercised	–	–	–	–	–
Expired, cancelled or lapsed	(8.5)	(8.0)	(2.6)	(19.1)	4.77

31 December 2003	30.2	56.4	14.1	100.7	3.24

Number of participants at 31 December 2003	8,170	7,378	7,046

The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2003.

		Weighted		Options
		average		exercisable	Exercisable
		period	Weighted	at	weighted
	Total shares	remaining to	average	31 December	average
	under option	full vesting	exercise	2003	exercise
	(million)	(months)	price	(million)	price

Range of exercise prices
Ordinary shares (£)
0.01-2.00	34.6	25	£1.05	–	–
2.01-5.00	30.5	23	£2.74	5.4	£2.71
5.01-7.00	23.3	14	£5.57	16.0	£5.57
7.01-9.00	7.7	11	£8.53	4.2	£8.48
9.01-11.00	0.6	12	£9.75	0.2	£9.71
ADSs (US$)
10.01-30.00	4.0	27	US$11.03	–	–

	100.7			25.8

Reuters Group PLC Annual Report and Form 20-F 2003	67

Back to Contents

Notes on the consolidated balance sheet continued

28 Employee share option plans continued
In August 1990 and January 1994, Reuters established ESOTs with the power to acquire shares in the open market. The trustee of both trusts is an offshore independent professional trustee. Shares purchased by the trusts, which are included within fixed asset investments on the consolidated balance sheet, will be used either to meet obligations under the company’s restricted share plans described in the remuneration report on pages 18-19 or to satisfy the exercise of options granted, or to be granted, under other employee share option plans. Alternatively, new shares may be issued to satisfy these option obligations.

SAYE options are issued at a 20% discount to the market price at the time of granting the options. This does not give rise to a charge against profit as Reuters has taken advantage of the exemption allowed under UITF 17 ‘Employee share schemes’.

29 Related party transactions
During the year, Reuters Group carried out a number of transactions with related parties in the normal course of business and on an arm’s length basis. Details of these transactions are shown below:

	31	Services	Amounts	31
	December	provided/	(collected)/	December
	2002	(received)	paid	2003
	£m	£m	£m	£m

Amounts receivable
Radianz	70	82	(137)	15
Factiva	9	47	(52)	4
Other	2	3	(3)	2

	81	132	(192)	21

Amounts payable
Radianz	(73)	(304)	355	(22)
Factiva	(8)	(7)	15	–
Other	(5)	(47)	46	(6)

	(86)	(358)	416	(28)

The above amounts relate to the rendering or receiving of services between both parties, including agency arrangements and licence agreements. The other amounts principally relate to the Reuters Building at 3 Times Square, together with transactions with TSI.

In addition to the above amounts Reuters has a promissory note payable to Factiva with a balance of £1 million outstanding at the year end (2002: £4 million).

Reuters also holds an interest bearing loan repayable to Factiva of £5 million (2002: £7 million). The convertible loan note due from Icor was increased to £8 million at the beginning of 2003, and at the balance sheet date was fully written down based on directors’ valuation.

30 Operating leases and other financial commitments
Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

	2003	2002	2001
	£m	£m	£m

Year ended 31 December
2002	–	–	102
2003	–	91	90
2004	97	81	77
2005	83	68	64
2006	73	62	57
2007	63	57	50
2008	54	47	46
Thereafter	327	329	289

Total minimum lease payments	697	735	775

68	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

30 Operating leases and other financial commitments continued
At 31 December the Group had commitments to make payments during the following year under non-cancellable operating leases as follows:

		Land and buildings				Other

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Operating leases which expire:
Within one year	7	11	11	2	2	4
In the second to fifth years	43	37	48	6	4	5
Over five years	48	50	49	–	–	–

Other financial commitments
At 31 December 2003, Reuters had a minimum commitment of £73 million (2002: £152 million, 2001: £252 million) under a service level agreement with Savvis for the provision of a network delivery mechanism for the Bridge assets acquired during 2001. This commitment expires in September 2006.

At 31 December 2003, under a licence, distribution and maintenance agreement with TSI, Reuters had a minimum commitment of £14 million (2002: £17 million, 2001: £28 million) due to expire in February 2005.

31 Acquisitions and disposals
On 28 March 2003, Reuters acquired a further 94% of Multex to take the Group’s holding to 100%.

		Fair value	Accounting policy
	Book value	adjustments	adjustments	Total
	£m	£m	£m	£m

Fixed assets:
Intangible	9	15	–	24
Tangible	19	(10)	(2)	7
Investments	3	(2)	–	1
Current assets:
Cash[1]	32	–	–	32
Other	19	–	(3)	16
Current liabilities	(16)	2	–	(14)
Long-term liabilities	(3)	–	–	(3)

Net assets acquired	63	5	(5)	63
Cash consideration				(155)
Cost of initial investment				(4)
Consideration satisfied by the transfer of shares				(3)

Total consideration				(162)

Goodwill				99

[1]Cash acquired includes Multex’s share of the cash balances of Multex Investor Europe and Multex Investor Japan at 28 March 2003.

The fair value adjustments in respect of intangible fixed assets are due to the recognition of £15 million of developed product technology and content, which have been independently valued. The fair value adjustments to tangible fixed assets, investments, current assets and current liabilities are provisional, based on management’s best estimates, and will be finalised in the 2004 financial statements.

Of the total consideration, £3 million will be satisfied by the transfer of shares from Reuters ESOT and will be settled during 2004.

Included within the Group profit and loss account are revenues of £32 million in respect of the Multex post-acquisition results.

Prior to becoming subsidiary undertakings, Multex Investor Europe and Multex Investor Japan were joint ventures and accounted for as such. In accordance with FRS 2 ‘Accounting for Subsidiary Undertakings’, and in order to give a true and fair view, purchased goodwill has been calculated as the sum of the goodwill arising on the initial and subsequent purchase of shares in these entities, being the difference at the date of each purchase between the fair value of the consideration given and the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between the fair value of the consideration and net assets acquired on the date that they became subsidiary undertakings. The statutory method would not give a true and fair view because it would result in the Group’s share of these entities’ retained reserves, during the period that they were joint ventures being recharacterised as goodwill. The effect of this departure is to decrease retained profits by £24 million, and to decrease purchased goodwill by £24 million.

Disposals
In 2003, Reuters disposed of a number of small wholly owned subsidiary undertakings including Wall Street On Demand and Agence de Presse Médicale. These disposals resulted in a net profit of £3 million.

During the year, Reuters disposed of certain equity investments including its 20% holding in Datamonitor resulting in a gain of £11 million. The exercise of stock options during 2003 gave rise to a deemed partial disposal of 1.0% of Reuters equity interest in TSI. As a result, Reuters recorded a loss on disposal of fixed asset investments of £1 million.

Gains on the disposal of fixed asset investments include £4 million arising from Reuters investment in Informa and £1 million for Reuters share of investments disposed of by associates.

Reuters Group PLC Annual Report and Form 20-F 2003	69

Back to Contents

Notes on the consolidated balance sheet continued

31 Acquisitions and disposals continued Realised net gains, all of which were recorded in the profit and loss account, were:

Reconciliation of gains	£m

On disposal of subsidiary undertaking	3
On disposal of associates and joint ventures	10
On disposal of fixed asset investments	6

Recorded in the profit and loss account	19

32 Subsidiary undertakings, joint ventures and associates
The principal subsidiary undertakings, joint ventures and associates at 31 December 2003, all of which are included in the consolidated financial statements, are shown below. The shares in Reuters Holdings Limited and Reuters Finance PLC are held by Reuters Group PLC. The shares in the other companies are held by Reuters Holdings Limited, or its wholly-owned subsidiaries.

Subsidiary undertakings

	Country	Principal	Percentage
	of	area of	of equity
	incorporation	operation	shares held

Bridge Trading Company	USA	USA	100
Instinet Group Incorporated	USA	USA	63
Reuters AG	Germany	Germany	100
Reuters America LLC	USA	USA	100
Reuters Australia Pty Limited	Australia	Australia	100
Reuters Canada Limited	Canada	Canada/USA	100
Reuters España SA	Spain	Spain	100
Reuters Finance PLC*	UK	UK	100
Reuters Holdings Limited*	UK	UK	100
Reuters Hong Kong Limited	Cook Islands	Hong Kong	100
Reuters Italia SpA	Italy	Italy	100
Reuters Japan Kabushiki Kaisha	Japan	Japan	100
Reuters Limited	UK	Worldwide	100
Reuters Middle East Limited	Cook Islands	Middle East	100
Reuters Nederland BV*	Netherlands	Netherlands	100
Reuters SA	Switzerland	Continental Europe	100
Reuters Services SA	France	France	100
Reuters Singapore Pte Limited	Singapore	Singapore	100
Reuters Transaction Services Limited	UK	Worldwide	100

* Denotes investment companies. All others are operating companies.

Joint ventures and associates

	Country	Principal	Percentage
	of	area of	of equity
	incorporation	operation	shares held

TIBCO Software Inc. (see note 33)	USA	Worldwide	48
Factiva LLC (joint venture)	USA	Worldwide	50
Radianz Limited (joint venture)	UK	Worldwide	51

On a diluted basis, after deducting shares under option, Reuters Group’s interest in the equity of TSI was reduced to 39%. See page 8 for the nature of the business of the above joint ventures and associates.

The financial years for all the above undertakings end on 31 December except for TSI which has a 30 November year end.

33 Post balance sheet events
On 23 January 2004, Reuters entered into a sale and leaseback arrangement in respect of its freehold data centre in Hazelwood, Missouri. The lease term is 20 years. Proceeds from the sale were £23 million.

On 28 January 2004, Reuters sold the freeholds of its current headquarters at 85 Fleet Street and the St. Brides building for approximately £30 million. 85 Fleet Street will be the subject of a short leaseback until Reuters moves to leasehold premises at Canary Wharf in 2005. A charge of £17 million was booked against profits in 2003 in anticipation of losses arising from the disposal of these two properties.

On 3 February 2004, Reuters concluded the sale of 86 million shares in TSI. Total proceeds were approximately £311 million and the net profit on disposal was approximately £155 million. Following the sale, Reuters holding was 17 million shares or 8.8% of TSI’s common stock and as a result Reuters will no longer account for TSI as an associate.

On 19 February 2004, Reuters sold its 98% holding in Tower Group Holding Corp for a profit of approximately £6 million.

No tax is expected to arise on any of the above transactions.

70	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Balance sheet of Reuters Group PLC
at 31 December

		2003	2002	2001
	Notes	£m	£m	£m

Fixed asset investment	34	5,246	2,672	8,681
Current assets
Amounts owed by Group undertakings		–	1,861	1,868
Current liabilities
Amounts owed to Group undertakings		(2,499)	(1,227)	(866)
Other borrowings		(139)	(411)	(604)
Proposed dividends		(86)	(86)	(86)

Net current (liabilities)/assets		(2,724)	137	312

Total assets less current liabilities		2,522	2,809	8,993
Other borrowings due after more than one year		(228)	(352)	(337)

Net assets		2,294	2,457	8,656

Capital and reserves	35
Called-up share capital		358	358	358
Capital redemption reserve		1	1	1
Share premium account		91	91	89
Merger reserve		–	–	6,788
Other reserves		699	699	–
Profit and loss account reserve		1,145	1,308	1,420

Capital employed		2,294	2,457	8,656

(Loss)/profit attributable to ordinary shareholders		(23)	27	34

This balance sheet was approved by the directors on 3 March 2004.

Tom Glocer Chief Executive	David Grigson Finance Director

Advantage has been taken of the provisions of Section 230(3) of the Companies Act 1985 not to present a separate profit and loss account for Reuters Group PLC.

Notes on the balance sheet of Reuters Group PLC

34 Fixed asset investment
The investment represents the shareholding of Reuters Group PLC in Reuters Holdings Limited.

35 Capital and reserves

					Profit and
	Called up	Capital	Share		loss
	share	redemption	premium	Other	account
	capital	reserve	account	reserves	reserve	Total
	£m	£m	£m	£m	£m	£m

31 December 2002	358	1	91	699	1,308	2,457
Loss for the year	–	–	–	–	(163)	(163)

31 December 2003	358	1	91	699	1,145	2,294

Following the approval of a High Court Scheme of Arrangement, the majority of the issued share capital of Reuters Holdings PLC was acquired by Reuters Group PLC in February 1998.

The loss for the year mainly represents dividends paid to shareholders.

Reuters Group PLC Annual Report and Form 20-F 2003	71

Back to Contents

Accounting policies

Accounting basis
The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The acquisition of the remaining equity interests in Multex Investor Europe and Multex Investor Japan in 2003 have been accounted for in accordance with FRS 2 ‘Accounting for Subsidiary Undertakings’ which represents a departure from the requirements of the Companies Act 1985 (see note 31).

Basis of consolidation
The consolidated financial statements include:

a	The financial statements of Reuters Group PLC and its subsidiaries to 31 December. The results of subsidiaries are included for the period during which they are a member of the Group.

b	Reuters Group’s share of the post-acquisition results of associated undertakings and joint ventures. Investments in associated undertakings and joint ventures are included at Reuters share of the net assets and unamortised goodwill at the dates of acquisition plus the Group’s share of post-acquisition reserves.

Foreign currency translation
On consolidation, the profit and loss accounts and cash flow statements of entities with non-sterling functional currencies are translated into sterling at the average rates for the year. Exchange differences arising on consolidation as a result of the translation of the profit and loss account from the average rate to the year-end rate are accounted for through reserves.

Exchange differences that arise as a consequence of trading transactions and the translation of monetary assets and liabilities are taken to the profit and loss account. Foreign currency investments (including subsidiary undertakings, joint ventures and associates) are translated at the 31 December rate, and the associated exchange differences are taken directly to reserves. Exchange differences attributable to foreign currency borrowings used to finance the Group’s foreign currency investments are taken directly to reserves.

Treasury
Reuters Group receives revenue and incurs expenses in more than 70 currencies and uses financial instruments to hedge a portion of its net cash flow and operating profit.

The derivative contracts are treated from inception as an economic hedge of the underlying financial instrument, with matching accounting treatment and cash flows. The derivative contracts have high correlation with the specific underlying risks being hedged both at inception and throughout the hedge period.

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

The Group does not hold or issue derivative financial instruments for speculative purposes.

Revenue
Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of products applicable to the year.

Revenue from sales of subscription-based real-time and historical information services are recognised rateably over the term of the subscription.

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

Revenue from associated maintenance and support services is recognised rateably over the term of the maintenance contract. Where contracts allow Reuters to recharge costs from communications suppliers and exchanges onwards to subscribers, this income is recognised as revenue.

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

For defined contribution schemes the charge to the profit and loss account represents contributions payable by Reuters Group during the period.

Restricted share and Instinet long-term incentive plans
Costs of the restricted share and Instinet long-term incentive plans are charged to profit over the vesting period of the awards.

Tangible fixed assets
Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives:

Freehold land	Not depreciated
Freehold buildings	Normally 50 years
Leasehold property	Over the term of the lease
Computer systems equipment,
office equipment and motor vehicles	2 to 5 years

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

Net realisable value is the estimated market value less selling costs.

72	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

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

Operating lease incentives received are initially deferred and subsequently recognised over the minimum contract period.

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

Goodwill and other intangible assets
Goodwill is calculated as the difference between the fair value of the consideration paid and the fair value of the Group’s share of the net assets at the date of acquisition. No value is attributed to internally generated intangible assets.

Purchased goodwill and other intangibles are capitalised and amortised through the profit and loss account on a straight line basis over their estimated useful economic lives which are up to 20 years depending on the nature of the business acquired. Impairment reviews are carried out at the end of the first financial year after acquisition and where there is any indication of impairment.

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

Fixed asset investments
Fixed asset investments are held at cost net of permanent diminution in values as assessed by the directors.

Reuters Group PLC Annual Report and Form 20-F 2003	73

Back to Contents

Summary of differences between UK and US
Generally Accepted Accounting Principles (GAAP)

Accounting Principles
These consolidated financial statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below.

a	Revenue recognition
Under UK GAAP, revenue from contracts for the outright sale of systems based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance. Under US GAAP, specific rules establish the criteria that must be met for revenue recognition. Under these rules, certain contracts with multiple elements require an amount of revenue to be deferred until all criteria are met for revenue to be recognised.

The UK to US GAAP adjustment in the current year arises from the release of revenue deferred in prior years. No revenue has been deferred for the purposes of US GAAP.

Under UK GAAP, soft dollar revenues are netted against operating costs in the profit and loss account. Under US GAAP, soft dollar revenues are presented gross in the revenues and operating costs (2003: £169 million, 2002: £192 million, 2001: £168 million). There is no difference in net income as a result of the classification.

Under UK GAAP, net interest income is classified below operating activities in the profit and loss account. Under US GAAP, interest income arising on cash provided as security on stock borrowing transactions related to Instinet’s clearing business, interest on fixed income securities and on cash balances is recorded in revenue (2003: £6 million, 2002: £13 million, 2001: £14 million).

b	Software and website development costs
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

c	Joint ventures and associates
Under UK GAAP, the difference between the book value and fair value of the assets contributed to joint ventures and associates are recognised in the statement of total recognised gains and losses. Under US GAAP, the difference is released to the income statement over the anticipated life of the assets contributed to the venture.

Under UK GAAP, stock compensation expenses are not required to be recorded in respect of certain joint ventures and associates stock option plans. Under US GAAP, the Group’s share of the results of joint ventures and associates has been adjusted to reflect stock compensation charges where appropriate.

Under US GAAP, the Group’s share of the results of joint ventures and associates is adjusted to reflect the non-amortisation of goodwill since 1 January 2002.

d	Gains on deemed disposal of subsidiary undertakings and associates
Under UK GAAP, gains on the deemed partial disposal of subsidiary undertakings and associates involving non-qualifying consideration are recorded in the statement of total recognised gains and losses. Under US GAAP, these gains are recorded in the income statement and are calculated using asset and consideration values as determined under US GAAP.

e	Loss on disposal of subsidiary undertakings
Under UK GAAP, goodwill is amortised on a systematic basis whereas under US GAAP goodwill is not amortised but tested for impairment on an annual basis. Under US GAAP, therefore, the carrying value of goodwill can be higher, resulting in greater losses on disposal of subsidiary undertakings.

f	Loss/gain on sale of fixed asset investments
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

g	Goodwill and other intangibles
Under UK GAAP, goodwill and other intangible assets are amortised. Under US GAAP, prior to 1 July 2001, goodwill was amortised over its estimated useful life consistent with UK GAAP. In 2002, Reuters adopted the provisions of Financial Accounting Standard No. 142 (FAS 142), ‘Goodwill and Other Intangible Assets’, and as a result goodwill is no longer subject to amortisation under US GAAP. In addition, the non-amortisation of goodwill provisions of FAS 142 were effective immediately for goodwill arising on all acquisitions completed after 30 June 2001.

Under UK GAAP, goodwill impairment reviews are carried out at the end of the first financial year after acquisition and where there is any indication of impairment. Impairment is measured by comparing the carrying value of goodwill with the higher of the net realisable value and the value in use.

Under US GAAP, the Group performed a transitional impairment test effective 1 January 2002, as required by FAS 142. Goodwill impairment reviews are also conducted whenever the Group considers there to be an indication of impairment. Beginning in 2002, Reuters also completes an annual goodwill impairment test, as required by FAS 142.

Under US GAAP, where the carrying value of a reporting unit exceeds its fair value then a goodwill impairment is recorded based on the excess of the carrying value of goodwill in a reporting unit over the implied fair value of that goodwill.

Under UK GAAP, the fair value of quoted securities issued to effect a business combination is measured at the market price at the date of closing the acquisition. Under US GAAP, the fair value of the securities issued is determined using the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced.

Under UK GAAP, contingent consideration arising as part of a business combination is included within goodwill and recorded as a liability at the time of the acquisition. Under US GAAP, contingent consideration is recorded as an adjustment to goodwill at the time it is realised.

Both UK GAAP and US GAAP require purchase consideration in respect of subsidiaries acquired to be allocated on the basis of fair values to the various net assets of the acquiree at the date of acquisition. The excess of purchase consideration over the fair value assigned to the net assets is treated as goodwill. Both UK GAAP and US GAAP require separately identifiable intangible assets to be held separately from goodwill. Under US GAAP a different definition of intangible assets applies, therefore additional intangible assets may be identified under US GAAP.

74	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Accounting Principles continued

h	Employee costs
Reuters grants options under save-as-you-earn (SAYE) plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, the discount is regarded as employee compensation and is accrued over the vesting period of the grants.

Under US GAAP, if a SAYE scheme is offered at a lower price than those offered previously and participants are able to transfer out of an existing scheme into the new scheme, variable accounting rules apply. Under these rules, a compensation charge is recorded on issue of the option for the intrinsic value of the award at the grant date, any subsequent movement in the share value results in a re-measuring of the compensation charge, which continues until the option is exercised. Variable plan accounting applies to all options in existing higher priced schemes and also to options in lower priced schemes to the extent that those options have been transferred from a higher priced scheme.

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

Under UK GAAP, the liability for national insurance on stock options is accrued based on the intrinsic value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

Under UK GAAP, the compensation charge relating to certain stock based long-term incentive plans is based on the original cost of shares held in the ESOT less impairments. Under US GAAP, the compensation charge is based on the value of the awards at each balance sheet date.

Under both UK GAAP and US GAAP, the total compensation charge is adjusted to take account of the expected outcome of the performance conditions and the compensation charge is spread over the service period.

Under UK GAAP, the expected costs under defined benefit pension and post-retirement arrangements are spread over the service lives of employees entitled to those benefits. Variations from regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period adjusted for the amortisation of the surplus arising when FAS 87 ‘Employers’ Accounting for Pensions’ was adopted. The assumptions used to determine the annual pension cost under US GAAP are the same as those used to determine the FRS 17 cost as set out in note 23 on page 63.

Under UK GAAP, an accrual is made to reflect the cost of employees’ unused vacation allowances only to the extent the Group is liable to settle the obligation for cash. Under US GAAP, an accrual is made for the cost of all unused vacation allowances at the point of entitlement, regardless of whether a cash payment will be required.

Under UK GAAP, the transfer of employees that held unvested stock option awards to a joint venture does not give rise to a charge against profit. Under US GAAP, the stock awards are considered to be held by non-employees and accordingly a stock option expense relating to the fair value of the unvested awards is included in ‘share of operating loss in joint ventures’ over the remaining vesting period.

i	Restructuring
In 2003, under US GAAP, Reuters adopted the provisions of Financial Accounting Standard No. 146 (FAS 146), ‘Accounting for Costs Associated with Exit or Disposal Activities’. FAS 146 has been applied in respect of employee severance provisions and property cost provisions.

Under UK GAAP, Reuters recognises provisions for employee severance charges once the Group has a constructive obligation to incur the costs. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected. US GAAP requires that employee severance costs that are not one-time termination charges be recognised when it is probable that these costs will be incurred and the amount is capable of being estimated.

Under UK GAAP, Reuters recognises provisions for costs associated with the exit of a property once the intention to exit has been announced. Under US GAAP, charges for costs associated with the exit of properties are recognised upon vacation of the property or legal termination of the lease contract.

j	Derivatives
Under US GAAP, the Group adopted FAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by FAS 138, on 1 January 2001. FAS 133 introduced new rules in respect of hedge accounting and the recognition of movements in fair value through the income statement. As a result of the adoption, all derivatives and embedded derivative instruments, whether designated in hedging relationships or not, are carried on the balance sheet at fair value.

The company has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133. Accordingly, changes in the fair value of derivative and embedded derivative instruments have been included within current earnings under US GAAP.

Under current UK GAAP, the company has continued to apply hedge accounting and is not required to record its derivative instruments or any of its embedded derivative instruments on the balance sheet at fair value.

k	Shares held by employee share ownership trusts (ESOTs)
Under UK GAAP, shares held by the ESOTs are recorded as fixed asset investments at cost less amounts written off and impairments. Under US GAAP, those held by the ESOT are regarded as treasury stock and recorded at cost as a deduction from shareholders’ equity.

l	Interest
Under UK GAAP, liabilities recorded in respect of contingent consideration arising as part of business combinations are discounted to net present value. The discount is unwound through the profit and loss account over the life of the liability. Under US GAAP, no liability is recorded in respect of contingent consideration, therefore the interest charge is adjusted as appropriate.

m	Taxation
Under UK GAAP, FRS 19, ‘Deferred Tax’, requires deferred taxes to be accounted for on all timing differences. Deferred tax assets are to be recognised to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Assets not recognised are shown by way of a valuation allowance in the balance sheet. Under US GAAP, deferred taxes are accounted for in accordance with FAS 109, ‘Accounting for Income Taxes’ on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

This has not given rise to a significant adjustment in the UK to US GAAP reconciliation. The adjustment is primarily the result of the deferred impact of the other US GAAP adjustments made in the reconciliation.

n.	Dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP, dividends are recognised only in the period in which they are formally declared.

The effects of these differing accounting principles are shown in notes 36-39.

Reuters Group PLC Annual Report and Form 20-F 2003	75

Back to Contents

Summary of differences between UK and US
Generally Accepted Accounting Principles (GAAP) continued

Cash flow statement
The cash flow statement set out on pages 49-54 has been prepared in conformity with UK FRS 1 (Revised) Cash Flow Statements. The principal differences between this statement and cash flow statements presented in accordance with FAS 95 are as follows:

1   Under UK GAAP, net cash flow from operating activities is determined before considering cash outflows from (a) returns on investments and servicing of finance (2003: £28 million, 2002: £64 million, 2001: £7 million) and (b) dividends received from associates (2003: £3 million, 2002: £2 million, 2001: £2 million), and (c) taxes paid (2003: £33 million, 2002: £73 million, 2001: £173 million). Under US GAAP, net cash flow from operating activities is determined after these items.

2   Under UK GAAP capital expenditure, financial investments and acquisitions (2003: £10 million, 2002: £6 million, 2001: £89 million) are classified separately while under US GAAP, they are classified as investing activities.

Under UK GAAP, movements in short-term investments (2003: £99 million increase, 2002: £378 million decrease, 2001: £448 million increase) are not included in cash but classified as management of liquid resources. Under US GAAP, short-term investments with maturity of three months or less at the date of acquisition (2003: £37 million decrease, 2002: £234 million decrease, 2001: £410 million increase), are included in cash and cash equivalents. Only short-term investments with a maturity of over three months (2003: £136 million increase, 2002: £144 million decrease, 2001: £38 million increase), are classified as investing activity.

3   Under UK GAAP, dividends paid (2003: £140 million, 2002: £139 million, 2001: £227 million) are classified separately while under US GAAP, dividends paid are classified as financing activities. Under UK GAAP, the purchase of Reuters shares by the ESOTs (2003: £nil, 2002: £65 million, 2001: £48 million) is classified as investing activities whereas under US GAAP, this is classified as financing activities.

Under UK GAAP, cash outflows relating to the movement in bank overdrafts (2003: £11 million, 2002: £63 million, 2001: £16 million) are classified as movements in cash while under US GAAP, they are classified as a financing activity.

Set out below is a summary consolidated cash flow statement under US GAAP:

		2003	2002	2001
	Notes	£m	£m	£m

Net cash inflow from operating activities	1	371	247	709
Net cash outflow from investing activities	2	(352)	(8)	(402)
Net cash (outflow)/inflow from financing activities	3	(142)	(450)	123

Net (decrease)/increase in cash and cash equivalents under US GAAP		(123)	(211)	430
Net (decrease)/increase in cash under UK GAAP		(97)	86	36

76	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Notes on summary of differences between UK and US
Generally Accepted Accounting Principles (GAAP)

36 Adjustments to net income

		2003	2002	2001
		£m	£m	£m

Profit/(loss) attributable to ordinary shareholders in accordance with UK GAAP		43	(404)	46
US GAAP adjustments
a.	Software revenue recognition	11	3	(8)
b.	Amortisation of software and website development costs	–	(1)	(5)
c.	Joint ventures and associates	24	18	22
d.	Gains on deemed disposal of subsidiary undertakings and associates	–	104	11
e.	Loss on disposal of subsidiary undertakings	(2)	–	–
f.	(Loss)/gain on sale of fixed asset investments	(1)	–	29
g.	Goodwill and other intangibles	52	(34)	2
h.	Employee costs	(28)	(1)	(11)
i.	Restructuring	(150)	–	–
j.	Derivative instruments	(33)	(28)	4
k.	Impairment of ESOT shares	3	147	–
l.	Interest	1	–	–
m.	Taxation
	application of FAS 109	–	–	4
	tax effect of US GAAP adjustments	39	42	(5)
Minority interest in US GAAP adjustments		3	38	(2)

(Loss)/income before cumulative effect of change in accounting principle		(38)	(116)	87
Cumulative effect of change in accounting principle for FAS 142		–	(13)	–
Cumulative effect of change in accounting principle for FAS 133		–	–	7
Tax effect of change in accounting principle		–	–	(2)
Minority interest effect of change in accounting principle		–	2	–

Net (loss)/income attributable to ordinary shareholders in accordance with US GAAP		(38)	(127)	92

		2003	2002	2001
		pence	pence	pence

Earnings and dividends
Before accounting change
Basic earnings per ADS in accordance with US GAAP		(16.3)	(49.5)	37.5
Diluted earnings per ADS in accordance with US GAAP		(16.3)	(49.5)	36.8
After accounting change
Basic earnings per ADS in accordance with US GAAP		(16.3)	(54.3)	39.5
Diluted earnings per ADS in accordance with US GAAP		(16.3)	(54.3)	38.7

Dividend paid per ADS (including UK tax credit for 2001 and 2002)		60.0	66.7	108.0

Weighted average number of shares used in basic EPS calculation (millions)		1,396	1,395	1,404
Dilutive shares		18	–	28
Used in diluted EPS calculation		1,414	1,395	1,432

37 Adjustments to shareholders’ equity

		2003	2002	2001
		£m	£m	£m

Capital employed before minority interest in accordance with UK GAAP		286	496	1,109
US GAAP adjustments:
a.	Software revenue recognition	–	(11)	(14)
b.	Capitalised software development costs, net of amortisation	–	–	1
c.	Joint ventures and associates	(13)	(37)	(64)
f.	Fixed asset investments	20	19	50
g.	Goodwill and other intangibles	120	71	2
g.	Contingent consideration	24	29	11
h.	Employee costs	(44)	(39)	(63)
i.	Restructuring	(150)	–	–
j.	Derivatives	(47)	(14)	14
k.	Shares held by ESOTs	(74)	(68)	(153)
m.	Taxation	44	6	(18)
n.	Dividends	86	86	86
Minority interest in US GAAP adjustments		(7)	(10)	(2)

Shareholders’ equity in accordance with US GAAP		245	528	959

Reuters Group PLC Annual Report and Form 20-F 2003	77

Back to Contents

Notes on summary of differences between UK and US
Generally Accepted Accounting Principles (GAAP) continued

38 Statement of comprehensive income

	2003	2002	2001
	£m	£m	£m

Net (loss)/income in accordance with US GAAP	(38)	(127)	92
Other comprehensive (loss)/income, net of tax:
Unrealised gains on certain fixed asset investments:
arising during year	2	(21)	(109)
less amounts taken to net income, net of losses	–	3	–
Foreign currency translation differences	(119)	(95)	26
Derivative instruments:
cumulative effect of change in accounting principle for FAS 133	–	–	(2)
less amounts taken to net income	–	–	2
Adjustments to reflect minimum pension liability	4	(4)	–

Comprehensive (loss)/income in accordance with US GAAP	(151)	(244)	9

39 Summarised balance sheet (US GAAP basis)

	2003	2002	2001
	£m	£m	£m

Assets
Fixed tangible assets	823	1,012	1,299
Current assets	1,531	1,850	2,462
Other assets	151	159	113
Goodwill and other intangibles	495	489	499

Total assets	3,000	3,510	4,373

Liabilities and shareholders’ equity
Current liabilities	1,985	2,167	2,628
Long-term liabilities	568	552	572
Deferred taxes	–	21	48
Minority interest	202	242	166
Shareholders’ equity before deductions	490	781	1,163
Shares held by employee share ownership trusts	(245)	(253)	(204)

Total shareholders’ equity	245	528	959

Total liabilities and shareholders’ equity	3,000	3,510	4,373

Goodwill and other intangibles are net of accumulated amortisation of £601 million (2002: £569 million, 2001: £551 million). Software development costs are net of accumulated amortisation of £19 million (2002: £19 million, 2001: £18 million).

Included within current assets is a deferred tax asset of £12 million (2002: £nil, 2001: £nil).

78	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Additional disclosures required by US GAAP
Derivative instruments
The current year loss on derivative instruments is £33 million (2002: £28 million loss; 2001: £4 million gain). At 31 December 2002, the balance sheet includes a derivative liability of £48 million. The current year loss includes a loss of £26 million (2002: £19 million; 2001: £2 million) relating to currency forward contracts embedded within long term customer contracts.

Recent Accounting Pronouncements
EITF 00-21
In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, ‘Accounting for Revenue Arrangements with Multiple Deliverables’. EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. This accounting pronouncement is not expected to have a significant impact on the Group’s financial position or results of operations.

FIN 45
In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.’ FIN 45 requires a liability to be recognised at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after 31 December 2002. Reuters has assessed the impact of FIN 45 and has identified no material guarantees issued or modified on or after 1 January 2003 requiring either provision or disclosure. The Group is in the process of assessing the impact on the financial statements of guarantees issued prior to 1 January 2003.

FIN 46
In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46 or ‘the Interpretation’), ‘Consolidation of Variable Interest Entities, an interpretation of ARB 51’. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights (‘variable interest entities’ or ‘VIE’) by clarifying the application of Accounting Research Bulletin No. 51, ‘Consolidated Financial Statements’ to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the ‘primary beneficiary’) should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

FIN 46 was applied by Reuters Group to all VIE’s created after 31 January 2003. Reuters will be required to apply FIN 46 to any VIE created before 1 February 2003 for the year ended 31 December 2004. Reuters has assessed the impact of FIN 46 in relation to VIEs created after 31 January 2003 and has identified no entities requiring consolidation under the provisions of FIN 46. The Group is in the process of identifying VIEs created prior to 31 January 2003 and is assessing the impact on the Group’s financial position.

Reuters Group PLC Annual Report and Form 20-F 2003	79

Back to Contents

Information for shareholders

Ordinary shares
As of 3 March 2004, there were 1,398,169,006 ordinary shares outstanding, excluding 34,934,035 ordinary shares owned by certain employee share ownership trusts (see note 28 on the consolidated balance sheet on page 68).

Major shareholders
The company had received notice under section 198 of the UK Companies Act 1985, as at 3 March 2004 that the following parties held notifiable interests in its shares:

		Percentage
	Number	of issued
	of shares	share capital

Brandes Investment Partners	126,286,798	8.81
Fidelity Investments	94,238,074	6.58
Merrill Lynch Investment Managers	48,978,642	3.42
Legal & General Investment Management	43,076,669	3.01

The company’s major shareholders do not have any different voting rights from the other ordinary shareholders. Capital Group Companies, Inc. has decreased its shareholding throughout 2003 and no longer held a notifiable interest on 3 March 2004. Similarly Franklin Templeton Investments sold a number of shares at the beginning of 2004 causing its holding to fall below the 3% notification threshold. There were relatively few other movements in the major shareholders.

The Founders Share
Independence, integrity and freedom from bias in the gathering and dissemination of news and information is fundamental to Reuters Group. Reuters Founders Share Company Limited (the Founders Share Company) was established to safeguard those qualities and holds a single Founders Share. This share may be used to outvote all ordinary shares if other safeguards fail and there is an attempt to effect a change in control of the company. ‘Control’, for this purpose, means 30% of the ordinary shares. The directors of the Founders Share Company have a duty to ensure, as far as they are able by the proper exercise of the powers vested in them, that the Reuters Trust Principles are observed (see page 84).

The Founders Share Company’s directors are nominated by a Nomination Committee which includes certain serving directors of the Founders Share Company, one person nominated by each of four news associations, two people appointed by the Chairman of Reuters Group PLC and two people appointed after consultation with the European Commission on Human Rights. A director of the Founders Share Company may not be a director or employee of Reuters Group.

The current directors of the Founders Share Company are as follows:

Trustee
since

Leonard Berkowitz	1998
The Honourable Mrs Anson GBM, CBE, JP	2002
Sir Michael Checkland	1994
Uffe Ellemann-Jensen, MP	2001
Robert Erburu	1999
Pehr Gyllenhammar (Chairman)	1997
Toyoo Gyohten	2000
Jacques De Larosiére de Champfeu KBE	1999
John Hector McArthur	2001
Sir Christopher Leslie George Mallaby GCMG, GCVO	1998
Mammen Matthew	2002
The Right Hon The Baroness Noakes DBE	1998
Sir William Purves CBE, DSO	1998
Jaakko Rauramo	1999
Dr Mark Wössner	2001

Each Founders Share Company director is normally required to retire at the annual general meeting of the Founders Share Company following the fifth anniversary of his or her nomination or last renomination and will be eligible for renomination (unless he or she has reached the age of 75).

Except as described above, to the best of Reuters Group’s knowledge, the company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly, and currently there are no arrangements that may, at a subsequent date, result in a change in control of the company.

Related party transactions
General. Related party transactions are principally with Radianz, Factiva, TSI and Instinet Group. During 2003 and in accordance with inter-company agreements, Radianz provided the Group with network services, totalling £306 million (see ‘Material contracts’ on pages 87-88). Also during the year, Factiva provided picture archiving facilities, incorporation of its services in Reuters products and the internal use of its information product, for a total cost of £7 million. Reuters Group provided both companies with technical and administrative support services of £82 million and £47 million respectively. In addition, Reuters Group purchased £16 million of services from TSI.

Reuters has entered into arrangements with many of its subsidiary undertakings, joint ventures and associates in the normal course of business on commercial terms.

Reuters Group provided financial information services to many of the companies with which it shares a common director. These services totalled £11 million during 2003. It also purchased services totalling £24 million.

All the above services were in the normal course of business and charged at commercial rates. Only in the case of the transactions with Radianz and Factiva, described above, and TSI, described below, were any of the amounts involved material to either party. These services are ongoing and continued at historical levels to the date of this report.

Under the terms of the agreement with Dow Jones & Co. relating to the formation of the Factiva joint venture, Reuters agreed to invest US$20 million in cash in the venture over a period of five years. This element of the agreement is evidenced by an interest-free promissory note. At 31 December 2003 the balance outstanding under the note was US$2 million.

Arrangements with TSI
Reuters owns the underlying intellectual property and technology that was in existence at 31 December 1996 and that is incorporated into many of TSI’s products. Reuters licenses this technology to TSI pursuant to a licence agreement. TSI owns all technology and related intellectual property rights independently developed by TSI since 1 January 1997, including enhancements and improvements to the licenced technology, which TSI itself licenses to Reuters pursuant to the licence agreement.

Through the third quarter of 2003, Reuters had a licence, distribution and maintenance agreement with TSI pursuant to which Reuters was required to pay TSI certain minimum distribution fees related to sales of TSI’s products to financial services market customers. Under this agreement, Reuters obligations with respect to the minimum distribution fees were to expire at the end of the calendar year 2003, and TSI was restricted until May 2004 from selling its products and providing consulting services directly to companies in the financial services market, except in limited circumstances, if Reuters continued to pay the minimum distribution fees until that date. In October 2003, Reuters entered into a revised commercial agreement with TSI. Pursuant to the revised agreement, TSI has the right to market and sell its products to customers in the financial services market, except that TSI will not be able to market or sell risk management applications or market data systems for financial services companies or to sell to financial services customers through four specified resellers until May 2008. Reuters will continue to have the right to use TSI technology internally and embedded within its products, and TSI will provide certain fee-based support services to Reuters. The agreement provides that Reuters and TSI will work together to migrate Reuters existing customers’ maintenance contracts to TSI, and that Reuters will phase out its role as a general reseller of TSI products by March 2005. Until its reseller rights are phased out, Reuters will continue to make quarterly payments of US$5 million to TSI, subject to reduction based on TSI’s direct revenues from products and support sold to financial services customers.

80	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

At the same time, Reuters and TSI entered into an agreement pursuant to which TSI agreed to register sales by Reuters of its TSI shares under the US securities laws, and to repurchase up to US$115 million of its shares from Reuters, upon Reuters completing a single public offering of at least US$100 million of TSI shares. In February 2004, Reuters completed a registered public offering of 69 million TSI shares for US$473 million, (£261 million) and TSI repurchased an additional 17 million shares for US$115 million, resulting in aggregate net proceeds to Reuters, after underwriting and transaction fees, of approximately US$563 million, (£311 million).

Certain arrangements with Instinet Group
RGRS. Under agreements between Reuters and Instinet Group, Instinet Group customers gain the ability to submit orders to Instinet Group and to receive indications of interest from Instinet Group over the RGRS network. Instinet Group is not required to pay for orders it receives through RGRS. The US agreement (covering global orders submitted via a US connection) term is to 17 December 2005 subject to annual renewal thereafter, and is subject to termination rights if Reuters ceases to own a majority of Instinet Group’s voting stock. The UK agreement (covering global orders submitted via a UK connection) was executed on 22 December 2003. The term is indefinite with no renewal provisions and will continue until terminated by either party on six months’ notice.

In addition, under a development agreement Reuters develops enhancements to the RGRS interface so that customers can better access Instinet Group’s proprietary trading functionality. The initial term runs through to 19 September 2004 subject to annual renewal thereafter and terminable by either party on a change of control of Instinet Group, including if Reuters ceases to own a majority of Instinet Group’s voting stock.

NewportSM. Under an agreement with Instinet Group, Reuters has the right to provide exclusively the real-time market data for Instinet Group’s NewportSM (patent pending) program trading application. The agreement term is to 19 September 2004 subject to annual renewal thereafter and is terminable by either party on a change of control of Instinet Group, including if Reuters ceases to own a majority of Instinet Group’s voting stock.

Market data. Reuters is entitled to redistribute certain proprietary equity securities data from Instinet Group under two data distribution agreements. Under a data distribution agreement entered into at the time of the Instinet IPO, Reuters has the limited right to be the exclusive data vendor distributing some of Instinet Group’s proprietary equity securities data. This agreement will terminate with effect from 17 May 2004. Reuters also has the right to redistribute a broader set of proprietary equity securities data from Instinet Group under an agreement originally entered into with Island ECN (which was acquired by Instinet Group in September 2002). This agreement, which will continue following the termination of the exclusive arrangement, has a term until 28 June 2004 subject to annual renewal thereafter. Reuters is not required to make payments in connection with any such redistribution.

Preferred soft-dollar arrangement. This agreement establishes a preferred commercial and soft-dollar arrangement for Instinet Group customers that purchase Reuters products and services. This is available to certain customers who are increasing their level of business with Instinet Group, Reuters or both. Reuters compensates Instinet Group’s sales personnel for new sales of Reuters products and services, and Instinet Group will pay Reuters an annual fee for various administrative and marketing services related to training of Instinet Group’s personnel. The agreement term is to 19 September 2004 subject to annual renewal thereafter and is terminable by either party on a change of control of Instinet Group, including if Reuters ceases to own a majority of Instinet Group’s voting stock.

Patent licensing agreement. Reuters has granted Instinet Group a patent licence permitting Instinet Group to make, use and sell products that include a system with functionality that identifies counterparties to a transaction and enables communication between the counterparties to negotiate the terms of the transaction. This licence is for the life of the patent, although it may be terminated under customary conditions. In addition, Reuters has the right to terminate in the event that Instinet uses the patent to create products that compete with any of Reuters products. Reuters also has the right to terminate the licence generally if it ceases to own a majority of Instinet Group’s voting stock, subject to Instinet retaining some rights to the patent for products existing on or before the date of such termination. Instinet has also agreed that if it obtains a patent for a system with substantially similar functionality, it would grant Reuters a licence to that patent on terms no worse than the terms of this licence.

Commission sharing agreement. Instinet Group has agreed to open accounts for some institutional clients that Bridge Trading introduces to Instinet Group, and to rebate Bridge Trading portions of the commissions these customers pay at a commercially reasonable rate. This agreement is terminable at will by either party.

Triad. Under an agreement with Bridge Trading, Instinet Group has the ability to deliver indications of interest and advertised trades to its customers and potential customers through Reuters Triad network. Instinet Group pays standard commercial rates for indications of interest and advertised trades it delivers through Triad. The current term of the agreement is through 22 July 2004, subject to annual renewal thereafter.

Global Solutions Agreement. This agreement enables Instinet Group to license software from Reuters, usually on a one-time fee basis, on a worldwide basis. Reuters has also agreed to provide software support for the licensed products.

3 Times Square sublease. Instinet Group is subject to an agreement with Reuters to sublease 360,000 square feet of office space at 3 Times Square in New York City. The sublease term is until 2021, with a one-time right of termination in 2011.

Corporate agreement. Reuters and Instinet Group are parties to a corporate agreement providing for, among other things: (i) Reuters rights to nominate directors to the Instinet Group board; (ii) consent rights by Reuters with respect to specified significant transactions so long as Reuters beneficially owns at least 35% but less than a majority of Instinet Group’s voting stock; (iii) consent rights with respect to Instinet Group incurring more than US$400 million net indebtedness, other than in the ordinary course of its brokerage or similar businesses, so long as Reuters holds a majority of Instinet Group’s outstanding voting stock; (iv) restrictions on Instinet Group voluntarily taking any action reducing Reuters ownership to less than 51%; and (v) restrictions on Instinet Group becoming registered as a national securities exchange, without Reuters prior consent, if such registration would materially affect Reuters ability to exercise its voting and other rights related to its ownership of Instinet common shares, so long as Reuters beneficially owns more than 30% of Instinet Group’s voting stock.

See also Material contracts on page 87.

Reuters Group PLC Annual Report and Form 20-F 2003	81

Back to Contents

Information for shareholders continued

Radianz
An officer and former director of Reuters, David Ure, participates in an all employee stock option plan operated by Radianz. Under the terms of the plan, options may be granted, at not less than fair market value, to directors and employees of Radianz. No further options were granted to David Ure in 2003.

Trading markets
The company’s ordinary shares are traded on the London Stock Exchange. American Depositary Shares (ADSs), each representing six ordinary shares, are traded on the Nasdaq Stock Market. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank, as Depositary under a Deposit Agreement, dated 18 February 1998 (the Deposit Agreement), among the company, the Depositary and ADR holders.

The table below sets out, for the periods indicated (i) the reported high and low sales prices for the ordinary shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on Nasdaq.

	The London
	Stock Exchange			Nasdaq

	Pounds per share		US dollars per ADS

	High	Low	High	Low

Annual market prices:
1999	10.10	5.17	96.63	51.13
2000	16.20	7.59	153.63	74.25
2001	11.58	5.26	103.44	46.00
2002	7.47	1.61	64.36	15.12
2003	2.68	0.96	27.09	9.59

Quarterly market prices:
2002
First quarter	7.47	5.05	64.36	44.00
Second quarter	5.62	3.44	48.46	31.25
Third quarter	3.55	2.16	33.35	20.15
Fourth quarter	2.36	1.61	22.06	15.12

2003
First quarter	2.04	0.96	19.65	9.59
Second quarter	2.00	1.04	20.27	9.92
Third quarter	2.67	1.70	25.06	17.52
Fourth quarter	2.68	2.19	27.09	22.47

Monthly market prices:
2003
August	2.67	2.33	25.06	22.58
September	2.57	2.12	24.41	21.66
October	2.57	2.19	26.34	22.47
November	2.68	2.46	27.09	25.31
December	2.57	2.28	26.80	24.20

2004
January	3.25	2.35	35.51	25.35
February	4.29	3.72	49.15	36.30
March (to 3 March)	4.00	3.90	44.61	43.56

Analysis of shareholders
As of 3 March 2004, there were 1,398,169,006 Reuters ordinary shares in issue, including the shares referred to below but excluding ordinary shares held by employee share ownership trusts. There were 30,979 shareholders on the ordinary share register analysed in the chart below.

As of the same date, 837,444 ordinary shares and 28,453,997 ADSs (representing 170,723,982 ordinary shares) were held on the record in the US. These ordinary shares and ADSs were held by 249 record holders and 2,192 record holders, respectively and represented 0.06% or evidenced ADSs respectively, representing 12.2% respectively of the total number of ordinary shares outstanding. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

1	Investment trusts, unit trust mutual funds	33%
2	Pension funds	26%
3	ADSs	12%
4	Foreign banks	5%
5	Insurance companies	5%
6	Private investors	4%
7	Non-profit organisations	2%
8	Foreign governments	1%
9	Corporate holdings	1%
10	Other/below analysis threshold (note1)	11%

Note1: Includes all holdings below 100,000 shares, except for private investors, whose holdings are analysed below this level.

82	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Dividends
The table below sets forth the amounts of interim, final and total dividends (excluding any associated UK tax credit discussed on page 84) paid in respect of each fiscal year indicated. Pound sterling amounts per share have been translated into US cents per ADS (each representing six ordinary shares) at the actual rates of exchange used for each of the respective payments of interim and final dividends.

Fiscal year ended 31 December		Pence per share				Cents per ADS

	Interim	Final	Total	Interim	Final	Total

Dividends in accordance with UK GAAP
1999	3.65	11.00	14.65	35.03	104.15	139.18
2000	3.65	12.35	16.00	31.56	106.44	138.00
2001	3.85	6.15	10.00	33.29	53.56	86.85
2002	3.85	6.15	10.00	36.05	58.46	94.51
2003[1]	3.85	6.15	10.00	36.08

1 The final dividend in respect of 2003 is payable on 29 April 2004 to holders of ordinary shares on the register at 12 March 2004 and on 6 May 2004 to holders of ADSs on the record at 12 March 2004 and will be converted into US dollars from sterling at the rate prevailing on 1 May 2004.
See page 27 for a discussion of the Group’s dividend policy.

Memorandum and Articles of Association
 The following description summarises certain material rights of holders of the company’s ordinary shares of 25 pence each and material provisions of the company’s Memorandum and Articles of Association (the Articles), the Memorandum and Articles of Association of Reuters Founders Share Company Limited (the Founders Share Company) and English law. The following description is a summary only and is qualified in its entirety by reference to the Articles (which have been filed with the SEC and Companies House) and the Companies Act. The summary that follows applies to both the current Articles and proposed new Articles of the company except the references to treasury shares which will only become applicable and relevant if shareholders approve the new Articles at the forthcoming annual general meeting.

All of the outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required from the holders of such shares by Reuters.

In this description, the term ‘holder’ refers to the person registered in the register of members as the holder of the relevant share and the term ‘beneficial owner’ refers to a person other than the holder who has a beneficial interest in the relevant share. JPMorgan Chase Bank, which acts as Depositary under the Deposit Agreement relating to the American Depositary Shares, or ADSs, is the holder of the ordinary shares represented by the outstanding ADSs.

General
Reuters Group PLC is incorporated under that name and is registered in England and Wales with registered number 3296375. Its objects are set out in the fourth clause of its Memorandum of Association and cover a wide range of activities, including the following:

•	collecting information and supplying news and information services and products;

•	acquiring and operating wireless installations, satellites and other means of communication;

•	utilising the Group’s communications capabilities to provide various financial and securities markets services; and

•	carrying on any other business supplemental to the foregoing or capable of enhancing the Group’s profitability or capitalising on the Group’s expertise.

The Memorandum of Association provides a broad range of corporate powers to effect these objectives.

Reuters Group PLC Annual Report and Form 20-F 2003	83

Back to Contents

Information for shareholders continued

The Reuters Trust Principles and the Founders Share Company
The Articles contain two sets of restrictions relating to the ownership of Reuters shares. These restrictions are intended to ensure continued compliance with the following principles (the Reuters Trust Principles) set out in the Article F.114:

•	‘that Reuters shall at no time pass into the hands of any one interest, group or faction;

•	that the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

•	that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	that Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	that no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters so as to maintain its leading position in the international news and information business.’

For the purposes of the Reuters Trust Principles, the Articles define the term Reuters to mean Reuters Group PLC and every subsidiary of it from time to time supplying news services.

The first set of restrictions contained in the Articles applies to persons that become ‘interested’ in 15% or more of the ordinary shares outstanding at any time (excluding any shares held by Reuters as treasury shares). The term ‘interested’ is defined in the Articles by reference to provisions of the Companies Act which require persons to disclose to public companies interests in voting shares in excess of a prescribed percentage. Subject to certain exceptions, all shares held by a person who reaches the 15% limit will be disenfranchised and the shares exceeding the 15% limit must be disposed of. This set of restrictions is more fully described below under ‘Rights and restrictions attaching to Reuters shares – Restrictions on ownership –Disenfranchisement and disposal of excess interests.’

Second, the company’s share capital includes the Founders Share, which is held by the Founders Share Company, a company limited by guarantee consisting of individuals, referred to as the Reuters Trustees, who constitute both its members and directors. The Founders Share empowers the Founders Share Company to cast such number of votes as will pass any resolution supported by and defeat any resolution opposed by, the Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of Reuters Group. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. Under the Articles, the special rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of the Founders Share Company. The rights attaching to the Founders Share are described in more detail below under ‘Rights and restrictions attaching shares – Voting rights – Rights conferred by Founders Share.’

The restrictions on interests in ordinary shares and the extraordinary voting rights of the Founders Share may be characterised as anti-takeover provisions to the extent they may have the effect of preventing a bid for control of Reuters Group. Tender offers or other non-market acquisitions of shares are usually made at prices above the prevailing market price of a company’s shares. Acquisitions of shares by persons attempting to acquire control through market purchases may support the price of shares at market levels higher than otherwise would be the case. The restrictions and extraordinary voting rights summarised in this section may be expected to preclude such offers.

Directors
The company’s Articles provide for a board of directors consisting of not fewer than five nor more than 15 directors. The Articles require that, in performing their duties, the directors have due regard for the Reuters Trust Principles insofar as, by the proper exercise of their powers and in accordance with their other duties as directors, the directors may do so.

The Articles contain provisions that require the board of directors to include at least five non-executive directors before a new executive director can be appointed.

Under the Articles, a director may not vote in respect of any contract, arrangement or proposal in which the director, or any person connected with the director, has any material interest other than by virtue of the director’s interests in securities of, or otherwise in or through, the company. This is subject to certain exceptions relating to proposals (a) giving the director any guarantee, security or indemnity in respect of obligations incurred at the request of or for the benefit of Reuters Group, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of Reuters Group for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of Reuters Group in which the director may be entitled to participate or will be interested as an underwriter, (d) concerning any other company in which the director is beneficially interested in less than 1% of the issued shares of any class of the company or the voting rights available to its shareholders, (e) relating to the adoption, modification or operation of any employee benefits plan which will provide the director with the same benefits as other employees and (f) relating to any liability insurance that Reuters is empowered to purchase for its directors or employees in respect of actions undertaken as directors or officers of Reuters Group.

84	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

The directors are empowered to exercise all the powers of Reuters Group to borrow money, subject to the limitation that the aggregate principal amount outstanding in respect of monies borrowed by the Reuters Group shall not exceed a sum equal to two and a half times the company’s share capital and aggregate reserves, calculated in the manner described in the Articles and £5,000 million, unless sanctioned by an ordinary resolution of the company’s shareholders.

At each annual general meeting of Reuters shareholders at least one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. The directors to retire by rotation at the annual general meeting include any director who is due to retire at the meeting by reason of age. A retiring director shall be eligible for re-election. For additional information see the Directors’ report and Corporate governance which appear on pages 11 and 14.

Directors are not required to hold shares in order to qualify as a director. A director not holding any shares may nevertheless attend and speak at general meetings of the company.

Rights and restrictions attaching to shares
Dividends
Holders of ordinary shares are entitled to participate in the payment of dividends pro rata to their holdings. The Founders Share is not entitled to participate in the payment of dividends nor will any dividend be paid on any shares held by Reuters in treasury. The Board may propose and pay interim dividends and recommend a final dividend, in respect of any accounting period out of the profits available for distribution under English law. A final dividend may be declared by the shareholders in general meeting by ordinary resolution, but no dividend may be declared in excess of the amount recommended by the Board.

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

Voting rights attaching to any shares held in treasury by Reuters will not be exercisable.

Holders of a substantial number of ordinary shares may be disenfranchised under the circumstances described under ‘Restrictions on ownership’ below.

Rights conferred by Founders Share. The Founders Share confers upon the Founders Share Company the right to cast such number of votes as are necessary to defeat any resolution which would vary or abrogate the rights of the Founders Share. The Articles provide that the alteration of specified articles relating to the Founders Share and the Reuters Trust Principles are deemed to constitute a variation of the rights of the Founders Share. In addition, any resolution proposing the winding up of Reuters Group voluntarily, by the Court, or any reconstruction of Reuters Group, or any resolution which would attach to any share voting rights not identical in all respects with those of the ordinary shares, is deemed to be a variation of the rights of the Founders Share.

Additionally, if there are, in the opinion of the Founders Share Company, reasonable grounds for believing that any person and his associates have obtained or are attempting to obtain, directly or indirectly, control of Reuters Group, the Founders Share Company is entitled in its absolute discretion to serve Reuters with a written notice (a Founders Share Control Notice) to that effect. Control is defined for these purposes as the ability to control the exercise of 30% or more of the votes which may be cast on a poll at a general meeting. At all times after the service of a Founders Share Control Notice and pending its rescission, the Founders Share confers upon the Founders Share Company the right to cast on a poll such number of votes as are necessary to ensure the effective passing of any resolution in favour of which it votes and to ensure the defeat of any resolution against which it votes. The Articles provide that the opinion of the Founders Share Company in respect of the service or rescission of a Founders Share Control Notice shall be final and binding and may not be challenged on any grounds whatsoever.

The Founders Share Company is entitled at any time to serve Reuters with a written request for an extraordinary general meeting and the directors are obliged to comply with such request. If they do not comply, the Founders Share Company is entitled to convene an extraordinary general meeting. If a Founders Share Control Notice has been served, however, the Founders Share Company can convene an extraordinary general meeting without first requesting that the directors do so.

One quarter of the Reuters Trustees present at the relevant Trustees’ meeting can bind all the Founders Share Company directors to exercise the voting rights attaching to the Founders Share so as to defeat a resolution that would be deemed to be a variation of the rights attached to the Founders Share. However, the vote of a majority of the Reuters Trustees (the chairman of the Founders Share Company having a casting vote in the event of equality of votes) is required to determine whether a Founders Share Control Notice should be served and, if so, the manner in which the voting rights attaching to the Founders Share shall be exercised (excluding the vote of any Reuters Trustee who is associated with or materially financially interested in the person attempting to obtain control of Reuters).

Restrictions on ownership
Ordinary shares. Under the Articles, a person is ‘interested’ in shares if, among other things, he is interested directly, or through his family or one or more companies, or through an interest in association with others pursuant to an agreement or understanding, or through a trust or if he controls the voting rights of others. The definition of ‘interest in shares’ in the Articles is made by reference, with specified variations, to certain provisions of the Companies Act.

Reuters Group PLC Annual Report and Form 20-F 2003	85

Back to Contents

Information for shareholders continued

Disclosure of interests in ordinary shares. The Articles provide for the disclosure of interests in Reuters ordinary shares by reference to the Companies Act provisions mentioned above, with specified variations. Under these provisions as currently in force, if a person acquires an ‘interest’ in voting shares of a public company amounting to 10% or more of the voting shares of any class, or if he increases or reduces such holding by at least 1% or if he ceases to have such holding, he is obliged to notify the company within two days of the day on which he acquired 10% or any such change in his interest took place. Further, if his interest is a ‘material interest’ the 10% referred to above is reduced to 3%.

The Articles provide for disenfranchisement of shares which are the subject of a notice under Section 212 of the Companies Act (which allows a company to require disclosure of certain details concerning ownership of its shares) if the person served with the notice is in default in answering it. The Articles also provide for the imposition of restrictions on transferability of the shares concerned and on the right to receive dividends if such shares represent at least 0.25% of the class concerned. Such restrictions cannot, however, be imposed until the expiry of 14 days after the date of the Section 212 notice. Any such restrictions cease if the shares concerned are sold pursuant to a takeover offer or to an unconnected third party or through the London Stock Exchange. The restrictions on transferability only apply to certificated shares. Where a holder of uncertificated shares is in default in answering a Section 212 notice, the Articles provide that the Founders Share Company may require the Group’s directors to apply to the Court for such order as may be appropriate.

Shares held by Reuters in treasury are disregarded for the purposes of calculating a person’s percentage interest when determining whether that person is obliged to give notice of an interest in shares to Reuters.

Disenfranchisement and disposals of excess interests. Subject to certain exceptions described below, certain restrictions apply to persons that become ‘interested’ (as defined in the Articles) in 15% or more of the ordinary shares. If any person becomes interested in 15% or more of the outstanding shares (excluding any shares held by Reuters as treasury shares) (the ‘Relevant Shares’), the directors are required to serve a Restriction Notice on that person, on any other person known to the directors to have an interest in the Relevant Shares and, if different, on the registered holder of the Relevant Shares. While a Restriction Notice in respect of Relevant Shares is in force, a registered holder of the Relevant Shares is not entitled to attend or vote, either in person or by proxy, at any general meeting or at any meeting of the holders of any class of Reuters shares. In addition, a Restriction Notice will require such person to dispose of any Relevant Shares exceeding the 15% limit and supply evidence to the company that such disposal has occurred within 21 days or such longer period as the directors consider reasonable. If such disposition is not made within the specified period, the directors must as far as they are able, dispose of any shares exceeding the 15% limit. Under the Articles, any belief, resolution, decision or action of the directors held, made or taken pursuant to any of the provisions concerning restrictions on ownership shall be conclusive, final and binding on all persons concerned and may not be challenged on any grounds whatsoever.

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

Treasury Shares. Subject to obtaining the necessary shareholder approval, Reuters may acquire and thereafter hold up to 10% of its issued listed share capital in treasury. Any such acquisition must be financed from the distributable profits of Reuters. Subject to certain limited exceptions, the rights attaching to shares while held in treasury will be suspended. Treasury shares may only be subsequently disposed of by Reuters by way of cash sale, transfer for the purposes of or pursuant to an employees’ share scheme or cancellation.

Pre-emptive rights, new issues of shares, sale of treasury shares and repurchase of shares
Holders of ordinary shares have no pre-emptive rights under the Articles. However, the ability of the directors to cause the company to issue shares, securities convertible into shares or rights to shares, or to sell treasury shares, otherwise than pursuant to an employee share scheme, is restricted.

Under the Companies Act, the directors are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in the Articles or given by its shareholders in general meeting, but which in either event cannot last for more than five years. The Companies Act imposes further restrictions on the issue of equity securities for cash or sale of treasury shares for cash other than by offering them first to existing shareholders unless the statutory requirement is displaced or modified by the shareholders in general meeting or under the company’s Articles.

At Reuters annual general meeting to be held on 22 April 2004, a resolution will be proposed to authorise the directors to allot relevant securities, as defined in the Companies Act, including any equity securities, up to an aggregate nominal amount of £107,400,000 until the earlier to occur of the annual general meeting in 2005 or 22 July 2005. A resolution will also be proposed to authorise equity securities as defined in the Companies Act to be issued within this limit by way of a rights offer, or otherwise pro rata to existing shareholders, but other issues of equity securities, except for shares issued pursuant to employee share schemes, will be limited to an aggregate of £17,000,000 in nominal value.

Subject to applicable provisions of English law, the company may purchase its ordinary shares. Currently, it has general authority to repurchase up to 143,252,325 ordinary shares at prices ranging from 25 pence and not more than 5% above the average of the middle market quotations taken from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made. At the Reuters annual general meeting on 22 April 2004, a resolution will be proposed to increase this authority to 143,254,000 ordinary shares. Reuters undertakes that the authority to purchase its own shares will only be exercised if to do so would result in an increase in earnings per share and is in the best interests of its shareholders.

86	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Rights in a winding up
If Reuters Group PLC is wound up, the liquidator may, with the authority of an extraordinary resolution, divide among the holders of ordinary shares and the Founders Share, pro rata to their holdings, Reuters assets (after satisfaction of liabilities to creditors), provided, however, that the Founders Share Company may receive up to £1 and no more.

Variation of rights and alteration of share capital
If, at any time, the company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

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

Annual general meetings and extraordinary general meetings
Annual general meetings must be convened upon advance written notice of 21 days. An extraordinary general meeting must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The notice must specify the nature of the business to be transacted if it is other than routine business or if an extraordinary or a special resolution is proposed. The notice may also specify a time, not more than 48 hours prior to the time fixed for the meeting, by which a person must be entered on the company’s register in order to have the right to attend and vote at the meeting.

Limitations on voting and shareholding
There are no limitations imposed by English law or the company’s Articles on the right of non-residents or foreign persons to hold or vote ordinary shares or ADSs, other than the limitations that would generally apply to all of Reuters shareholders.

Material contracts
Instinet Group/Island merger agreement
In June 2002 Instinet Group entered into a merger agreement with Island ECN. The agreement provided for Instinet Group to acquire Island ECN for an aggregate of approximately 86 million shares of, and options and warrants to acquire shares of, Instinet Group common stock. The agreement also contemplated the payment of a US$1.00 per share dividend by Instinet Group to its stockholders prior to the completion of the merger. In connection with the merger agreement, Reuters entered into various stockholder and corporate agreements with Instinet Group and certain stockholders of Island providing for, among other things, director nomination rights and voting, restrictions on purchases, sales and issuances of Instinet Group shares, approval rights regarding certain transactions, and registration rights. Pursuant to these provisions, Reuters was restricted from transferring its Instinet Group shares until September 2003, and, with certain exceptions, is limited in acquiring additional shares of Instinet Group without the consent of Instinet Group’s Board until September 2005, subject to earlier termination in some circumstances.

Savvis network services agreement
In connection with the Bridge acquisition in 2001, Reuters entered into a binding term sheet with Savvis, Bridge’s network service provider, under which Savvis agreed to provide internet protocol network services, internet access and co-location services (the Services) necessary to continue network services for the Bridge business and customers Reuters was acquiring. The term sheet was formalised by an agreement entered into by the parties in September 2001, which has subsequently been amended at various times. The agreement, which has a five-year term, requires Reuters to purchase a minimum of US$92 million (£56 million) worth of Services in the first year of the agreement, US$86 million (£53 million) worth of Services in the second year, US$79 million (£45 million) worth of Services in the third year, US$43 million (£26 million) worth of Services in the fourth year and US$29 million (£16 million) worth of Services in the fifth year, subject to adjustment and reduction under certain circumstances, including reductions (applied to later year minimums first) representing the amount of payments made by Bridge to Savvis for Services while the Bridge acquisition was pending. If Savvis does not meet certain required quality of service levels, Reuters is entitled to credits and, in the event of a material breach of such quality of service levels, Reuters is entitled to terminate the agreement.

Radianz – joint venture with Equant
In 2000 Reuters established with Equant a joint venture company (Radianz) to offer secure internet protocol network services to the financial services industry. Reuters has transferred substantially all of its telecommunications network assets into Radianz and now owns 51% of Radianz. To secure the long-term availability of the Radianz network, Reuters entered into a Network Services Agreement (the NSA) with Radianz in May 2000. The NSA has an initial term ending on 1 July 2005 and thereafter remains in full force and effect for successive one-year periods unless terminated by either party. Among other things, either party may terminate the NSA after the end of the initial term by one party giving not less than six months’ notice which expires at the end of the initial five-year period or any subsequent renewal year. On termination, Radianz has agreed to provide reasonable assistance to Reuters to ensure that Reuters can migrate the services from Radianz to a third-party company.

Reuters Group PLC Annual Report and Form 20-F 2003	87

Back to Contents

Information for shareholders continued

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

Multex
In February 2003 Reuters and Multex.com, Inc. entered into a merger agreement providing for the acquisition by Reuters of all of the outstanding equity of Multex at US$7.35 per share (other than the 6% interest already held by Reuters). The acquisition was completed in late March 2003. Certain Multex outstanding employee options with an exercise price less than the US$7.35 per share acquisition price and which were scheduled to vest through 2004 were cancelled upon completion of the acquisition. Holders of the options instead became entitled to receive, on the date that their options would have vested, ordinary shares of the company with a value, calculated as of the date of completion, equal to the difference between the acquisition price and the exercise price of the options. If the value of the ordinary shares has declined between the date of completion and the date received by the applicable employees, the shortfall will be paid to the applicable employees by Reuters in cash (the maximum remaining cash exposure as of 31 December 2003 was approximately US$3.7 million (£2.3 million)). The net cash cost to Reuters of acquiring Multex, other than the 6% interest already held by Reuters, was approximately US$207 million (£131 million) on a fully diluted basis, net of exercise prices of all outstanding options and warrants with an exercise price below the acquisition price including the options described above. This also takes account of estimated transaction costs and cash which became available to Reuters as a result of the acquisition.

Moneyline Transitional Services Agreement
Reuters is party to a Transitional Services Agreement (TSA) with Moneyline Telerate Holdings and certain of its subsidiaries (Moneyline) dated as of 2 June 2003. The TSA arises from Reuters and Moneyline’s respective acquisitions of certain assets out of bankruptcy from Bridge Information Systems, Inc. in late 2001 and formalises a term sheet the parties had been operating under since that time. Because the businesses Moneyline acquired – the global Telerate business and certain businesses of Bridge in Europe and Asia – were dependent on the software, systems and support capabilities acquired by Reuters and because some of the operations acquired by Reuters in Europe and Asia were to a lesser extent dependent on the assets and operations acquired by Moneyline, the parties entered into the TSA pursuant to which each agreed to provide the other with certain software and/or services for a transitional period.

Under the TSA, Moneyline has a limited right to sublicence to its own clients certain proprietary software acquired by Reuters from Bridge. Reuters also provides Moneyline with a variety of services – including data management, central system software development, technical operations and back office support – associated with management of the Bridge Data Network acquired by Reuters. Moneyline provides Reuters with facilities and maintenance for equipment supporting the data collection function of the Bridge Data Network in Europe and Asia, among other services.

For the term of the TSA, Moneyline is restricted in its ability to sell equities information products in North America where Reuters acquired the business of Bridge. The term of the TSA commenced on 18 October 2001 and runs to 18 October 2005, assuming Moneyline exercises its option to extend the TSA for a fourth year. Each party has a right to terminate services it is receiving under the TSA prior to the TSA’s expiration. In addition, there is an obligation for each party to cancel services it is receiving if it is able to provide those services for itself or to contract for the services with a third party. Each party has a right to terminate the TSA in the event of a material breach by the other party.

For a discussion of other material contracts, see ‘Related party transactions’ on pages 80-81 and ‘Financing needs and capital structure’ on page 37.

88	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

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

Exchange rates
The following table sets forth, for the periods indicated, the average or the high and low Noon Buying Rates for pounds sterling in US dollars per £1.

Fiscal year ended
31 December	Average*	Month	High	Low

1999	1.62	August 2003	1.62	1.58
2000	1.52	September 2003	1.66	1.57
2001	1.44	October 2003	1.70	1.66
2002	1.51	November 2003	1.72	1.67
2003	1.64	December 2003	1.78	1.72
2004 (to 3 March)	1.84	January 2004	1.85	1.79
		February 2004	1.90	1.82

*	The average exchange rates have been calculated using the Noon Buying Rates on the last trading day of each calendar month during the period.

On 3 March 2004 the Noon Buying Rate was US$1.82 per £1.

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

For the effect on the Group’s results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenditures are made by us, see Operating and financial review on page 27.

Taxation information for US shareholders
The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to acquire the company’s ordinary shares or ADSs. The following summaries of UK tax laws are based on current tax laws, current UK Inland Revenue published practice and the terms of the UK/US double tax treaty which came into effect on 31 March 2003 (the Treaty), as appropriate, all of which are subject to a change at any time, possibly with retrospective effect.

1 UK taxation consequences
UK taxation of dividends – refund of tax credits
Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by the company. A shareholder that is a company resident for UK tax purposes in the UK will not generally be taxable on any dividend it receives from the company.

A shareholder who is an individual resident for tax purposes in the UK is entitled to a tax credit on cash dividends paid by the company on ordinary shares equal to one-ninth of the cash dividend or 10% of the dividend plus the tax credit. Such shareholders will be taxable on the total of the dividend and the related tax credit, which will be regarded as the top slice of the shareholder’s income. The tax credit may be set off against a UK resident individual shareholder’s total income tax liability, but no cash refund will be available, save where ordinary shares are held in Personal Equity Plans and Individual Savings Accounts, in which case, the tax credit on dividends received into such accounts before 6 April 2004 will generally be repayable.

A US holder (as defined under ‘US taxation consequences’) will not receive any payment from the UK Inland Revenue in respect of a dividend from the company nor will have any further UK tax to pay in respect of that dividend either.

UK taxation of capital gains
Under the Treaty, capital gains on disposals of ordinary shares or ADRs will generally be subject to tax only in the jurisdiction of residence of the relevant holder as determined for the purposes of the Treaty, unless the ordinary shares or ADSs are held as part of the business property of a permanent establishment of that holder in the other jurisdiction in which case such capital gains may be subject to tax in both jurisdictions.

The Treaty also contains an anti-avoidance rule which will be relevant to individuals who are residents of either the UK or the US and who have been resident of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of shares or ADSs. The New Treaty provides that, in such circumstances, capital gains arising from the disposal may be subject to tax not only in the jurisdiction of which the holder is resident at the time of the disposal, but also in that other jurisdiction.

UK inheritance tax
An individual who is domiciled in the US for the purposes of the UK/US estate and gift tax convention and who is not a national of the UK for the purposes of that convention, generally will not be subject to UK inheritance tax in respect of ordinary shares or ADSs on the individual’s death, or on a transfer of ordinary shares or ADSs during the individual’s lifetime. However, the individual will be subject to UK inheritance tax if the ordinary shares or ADSs are part of the business property of a permanent establishment of the individual in the UK, or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ordinary shares or ADSs held in trust. In the exceptional case, where the disposition is subject both to UK inheritance tax and to US federal gift or estate tax, the convention generally provides for any tax paid in the UK to be credited against tax liable to be paid in the US, or for tax paid in the US to be credited against the tax payable in the UK, based on priority rules set out in the convention.

Reuters Group PLC Annual Report and Form 20-F 2003	89

Back to Contents

Information for shareholders continued

UK stamp duty and stamp duty reserve tax
No UK stamp duty or interest thereon need be paid on the transfer of an ADS, or written agreement to transfer an ADS, provided that the instrument of transfer, or written agreement, is executed and remains outside the UK and does not relate to any matter or thing done, or to be done, in the UK, nor will UK stamp duty reserve tax (SDRT) be imposed in respect of any agreement for such a transfer of ADSs.

UK stamp duty will generally be charged on conveyances or transfers of ordinary shares, at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer (rounded up to the next multiple of £5).

SDRT will be imposed, at the rate of 0.5% of the amount or value of the consideration for the transfer, if an agreement is made for the transfer of ordinary shares, unless an instrument of transfer of the ordinary shares in favour of the purchaser, or its nominee, is executed and duly stamped within six years of the day that the agreement is made (or, in a case where the agreement is conditional, the day that the condition is satisfied) in which case, any SDRT paid will be repaid (together with interest where the SDRT is not less than £25) on a claim for repayment or, to the extent not paid, the charge to SDRT will be cancelled. SDRT is in general payable by the purchaser of ordinary shares, but there are regulations which provide for collection from other persons in certain circumstances, including from CREST, where the relevant ordinary shares are held in CREST.

UK stamp duty or SDRT will generally be imposed on any instrument transferring ordinary shares to a person, or to a nominee or agent for such a person, whose business is or includes issuing depositary receipts (such as the ADSs) for relevant securities. In these circumstances, stamp duty or SDRT will be charged at the rate of approximately 1.5% of the amount or value of the consideration for conveyance or transfer on sale or, otherwise, 1.5% of the value of the security transferred at the date the instrument is executed. A transfer into CREST will not be subject to this charge.

A transfer of ordinary shares from a depositary, or its agent or nominee, to a transferee, which results in the cancellation of the ADS, which cancellation is liable to stamp duty as a ‘conveyance or transfer on sale’ because it completes a sale of such ordinary shares, will be liable to ad valorem stamp duty, at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer. A transfer of ordinary shares from a depositary, or its agent or nominee, to the ADS holder, which results in cancellation of the ADS but where there is no transfer of beneficial ownership, is not liable to duty as a ‘conveyance or transfer on sale’, but will be liable to a fixed stamp duty of £5.

2 US taxation consequences
The following is a summary of the material US federal income tax consequences of the ownership of ordinary shares or ADSs by a US holder that holds the ordinary shares or ADSs as capital assets and does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules including US holders who hold directly or indirectly 10% or more of the voting stock. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a ‘US holder’ is any beneficial owner of ordinary shares or ADSs that is (i) a citizen or resident for tax purposes of the US, (ii) a corporation organised under the laws of the US or any US State, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

US taxation of dividends
The dividend paid by the company generally will be included in the gross income of a US holder as ordinary income for US federal income tax purposes. For dividends paid prior to 1 May 2003 (or 1 May 2004 if, as described below, the US holder has elected to extend the prior Treaty), the amount of dividend includable in income of a US holder includes any UK tax withheld from the dividend payment and amounts in respect of the UK tax credit. Such dividend will not be eligible for the dividends-received deduction generally allowed to US corporations with respect to dividends from other US corporations. The amount of the dividend distribution includable in income of a US holder will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date such dividend distribution is includable in the income of the US holder, whether or not the payment is in fact converted into US dollars.

Under recently enacted US federal income tax legislation, an individual US holder’s ‘qualified dividend income’ is subject to tax at a reduced rate of tax of 15%. For this purpose, qualified dividend income includes dividends from foreign corporations if (a) the stock of such corporation with respect to which such dividend is paid is readily tradeable on an established securities market in the United States, including Nasdaq, or (b) such corporation is eligible for the benefits of a comprehensive tax treaty with the US that includes an information exchange programme and is determined to be satisfactory to the Secretary of the Treasury. The US Secretary of the Treasury has indicated that the Treaty is satisfactory for this purpose. Dividends will not however qualify for the reduced rate if such corporation is treated for the tax year in which dividends are paid (for the prior year), as a ‘foreign investment company,’ a ‘foreign personal holding company,’ or a ‘passive foreign investment company’ for US federal income tax purposes. Based on the nature of our operations we do not believe that we would be treated as a foreign investment company or a foreign personal holding company. We do not believe we are a passive foreign investment company. See the discussion on PFIC status on page 91. Accordingly if our beliefs are correct, dividend distributions with respect to our shares should be treated as qualified dividend income and, subject to the US holder’s satisfaction of the holding period requirements described below, should be eligible for the reduced 15% US federal income tax rate. A US holder will not be entitled to the reduced rate: (a) if the US holder has not held the ordinary shares or ADSs for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date; or (b) to the extent the US holder is under an obligation to make related payments on substantially similar or related property. Any days during which a US holder has diminished its risk of loss on the ordinary shares or ADSs are not counted towards meeting the 61-day holding period required by the statute. In a recent news release the IRS indicated that it intends to give current effect to a proposed legislative change changing the aforementioned 120 day period to a 121 day period. Our dividends generally will be foreign source passive income for US foreign tax credit purposes.

As discussed above, the UK does not currently apply a withholding tax on dividends under its internal laws. However, if such a withholding tax were introduced, the United Kingdom would be entitled, under the Treaty, to impose a withholding tax at a rate of up to 15% on dividends paid to a US holder. Subject to applicable limitations, a US holder who was subject to any such withholding should be entitled to claim a deduction for withheld tax or, subject to the holding period requirements mentioned below, a credit for such withholding tax against such US holder’s US federal income tax liability. The US foreign tax credit limitation may be reduced to the extent that dividends are eligible for the reduced rate described above.

A US holder who is a US person for US federal income tax purposes and who was eligible for benefits under the former Income Tax Convention (Prior Treaty) between the United States and the United Kingdom which entered into force in 1980 (each such holder, an eligible US holder) may elect to continue to apply the provisions of the Prior Treaty with respect to dividends paid through 30 April 2004. The Prior Treaty will also apply to dividends paid prior to 1 May 2003 to eligible US holders that did not elect to extend the Treaty. An eligible US holder electing to apply the provisions of the Prior Treaty with respect to our dividends will be required to apply all of the provisions of the Prior Treaty for an entire
12-month period ending on 30 April 2004 (or the UK taxable year ending in 2004 with respect to income, capital gains and corporation taxes). Under the Prior Treaty, an electing eligible US holder who is a beneficial owner of an ordinary share or ADS and of any cash dividend paid with respect thereto should be entitled to a foreign tax credit for UK withholding tax in an amount equal to one-ninth of any dividend paid through 30 April 2004 which, subject to applicable limitations,

90	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

would be creditable against such US holder’s US federal income tax liability. An electing eligible US holder must include the additional UK tax credit amount in its gross income as additional dividend income. Thus, for example, an eligible US holder that elects the benefits of the Prior Treaty and receives an £8 dividend should be considered to have received a dividend of £8.89 (£8 dividend plus a £0.89 gross tax credit) and to have paid £0.89 of UK tax. An eligible US holder makes an election to apply the provisions of the Prior Treaty with respect to a dividend by indicating on Line 5 of IRS Form 8833 (Treaty Based Return Position Disclosure Under Section 6114 or 7701(b)) and filing IRS Form 8833 with the taxpayer’s US federal income tax return for the relevant year. Pursuant to this election, the US holder will be treated as having paid the UK tax on the date of distribution. US holders may be required to satisfy certain holding period requirements with respect to an ordinary share or ADR in order to claim the foreign tax credit for the UK tax, as discussed below. US holders should consult their tax advisors concerning their eligibility and the procedures for claiming the UK tax credit amount under the Prior Treaty. A US holder will not be eligible to claim a foreign tax credit for the UK tax credit amount with respect to dividends received on the ordinary shares or ADSs: (a) if the US holder has not held the ordinary shares or ADSs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date; or (b) to the extent the US holder is under an obligation to make related payments on substantially similar or related property. Any days during which a US holder has diminished its risk of loss on the ordinary shares or ADSs are not counted towards meeting the 16-day holding period requirement.

US taxation of capital gains
Upon a sale or other disposition of ordinary shares or ADSs, a US holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US holder’s tax basis (determined in US dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the US holder’s holding period for such ordinary shares or ADSs exceeds one year. Any such gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate US holder is generally subject to a maximum tax rate of 15%.

The deductibility of a capital loss recognised on the sale or exchange of ordinary shares or ADSs is subject to limitations.

If the ADSs or ordinary shares are publicly traded, a disposition of such ADSs or ordinary shares will be considered to occur on the ‘trade date,’ regardless of the US holder’s method of accounting. A US holder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale as of the date that the sale settles. However, a US holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the ‘trade date’ and, therefore, may realise foreign currency gain or loss, unless such US holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US holder that receives foreign currency upon the sale or exchange of the ADSs or ordinary shares and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar. Foreign exchange gain or loss which will generally be US source ordinary income or loss.

Deposits and withdrawals of ordinary shares by US holders in exchange for ADSs will not result in the realisation of a gain or loss for US federal income tax purposes.

PFIC status
If a foreign company is a passive foreign investment company, or ‘PFIC’, based on either an income test or an asset test, then certain distributions and gain can be allocated rateably over a US shareholders’ holding period, with the effect that the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and the amount allocated to other taxable years would be taxed at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such year. These consequences can be avoided if a US shareholder of a PFIC makes a timely election to treat the PFIC as a ‘qualified electing fund,’ or QEF, and is provided the information by the PFIC for such election. The consequence of the election is that the shareholder of a QEF includes in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain. The company does not intend to supply a US holder with the information needed to report income and gain pursuant to a QEF election in the event the company is classified as PFIC. Accordingly US holders should not assume they could make a QEF election if we became a PFIC.

Alternatively, a US holder of PFIC stock that is publicly traded can elect to mark the stock to market annually, recognising as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the adjusted basis of the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

The company reasonably believes that it was not a PFIC in 2003 and does not anticipate becoming a PFIC. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure US holders that the IRS would agree with our belief, nor can the company assure US holders that it will not become a PFIC. US holders are urged to consult their own tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

US information reporting and backup withholding
A US holder is generally subject to information reporting requirements with respect to dividends paid in the US on ordinary shares or ADSs and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares or ADSs. In addition, a US holder is subject to backup withholding (currently at a rate of 28%) on dividends paid in the US on ordinary shares or ADSs and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares or ADSs unless the US holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption. Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a US holder with US federal income tax liability and may be refunded, provided that certain information is furnished to the IRS.

Reuters Group PLC Annual Report and Form 20-F 2003	91

Back to Contents

Eleven year consolidated financial summary
for the year ended 31 December

	2003		2002		2001		2000		1999		1998		1997		1996		1995		1994		1993
	£m		£m		£m		£m		£m		£m		£m		£m		£m		£m		£m

Results
Revenue	3,197		3,575		3,885		3,592		3,125		3,032		2,882		2,914		2,703		2,309		1,874
Net interest(payable)/receivable	(29)		(20)		(9)		3		(4)		2		80		61		60		51		60
Profit/(loss) before tax	49		(493)		158		657		632		580		626		652		558		510		440
Taxation	22		23		107		136		196		196		236		210		185		162		140
Profit/(loss) attributable to
ordinary shareholders	43		(404)		46		521		436		384		390		442		373		347		299

Net assets
Fixed assets	1,266		1,516		1,963		1,868		1,205		1,098		1,046		1,026		999		687		571
Net current (liabilities)/assets	(89)		(190)		(134)		(293)		(170)		(577)		790		525		387		176		151
Long-term creditors	(425)		(354)		(344)		(310)		(284)		(16)		(37)		(41)		(135)		(87)		(32)
Provisions	(271)		(245)		(212)		(112)		(88)		(116)		(120)		(51)		(39)		(36)		(32)

	481		727		1,273		1,153		663		389		1,679		1,459		1,212		740		658

Tangible fixed assets
Additions	130		154		276		282		244		296		361		372		304		319		268
Depreciation	193		227		246		276		310		331		312		283		250		221		204

Development expenditure	171		200		294		323		197		200		235		202		191		159		110

	2003		2002		2001		2000		1999		1998		1997		1996		1995		1994		1993

Ratios
Earnings/(loss) per ordinary share	3.1	p	(29.0	p)	3.3	p	37.1	p	30.9	p	26.7	p	24.0	p	27.3	p	23.2	p	21.7	p	18.0	p
Dividends per ordinary share	10.0	p	10.0	p	10.0	p	16.0	p	14.65	p	14.4	p	13.0	p	11.75	p	9.8	p	8.0	p	6.5	p
Book value per ordinary share[1]	15.2	p	30.7	p	68.2	p	73.7	p	40.5	p	23.3	p	99.9	p	88.3	p	73.7	p	44.7	p	40.6	p
Profit before tax as a percentage
of revenue	1.5%		(13.8%)		4.1%		18.3%		20.2%		19.1%		21.7%		22.4%		20.6%		22.1%		23.5%
Return on tangible fixed assets[2]	4.9%		(80.0%)		7.8%		78.3%		59.1%		48.2%		49.0%		60.0%		55.2%		57.6%		57.2%
Return on equity[3]	13.3%		(58.4%)		4.6%		65.0%		92.2%		78.5%		25.6%		33.7%		34.8%		50.8%		39.5%

UK corporation tax rate	30%		30%		30%		30%		30%		31%		32%		33%		33%		33%		33%

Infrastructure
Shares issued (millions)	1,433		1,433		1,431		1,429		1,423		1,422		1,694		1,689		1,677		1,668		1,662
Employees	16,744		17,414		19,429		18,082		16,546		16,938		16,119		15,478		14,348		13,548		11,306
User accesses	427,000		493,000		592,000		558,000		520,858		482,380		429,000		362,000		327,100		296,700		227,400

Notes:

1999 and 2000 have been restated following adoption of FRS 19.

1997 and 1998 have been restated to reflect changes to reporting user accesses in 1999.

1995 and 1996 have been restated to reflect the effect of FRS 10 issued in 1997 which required purchased goodwill and intangible assets to be capitalised and amortised through the profit and loss account, for post-retirement medical benefits made in 1992.

1993 has been restated for the subdivision of every ordinary share of 10 pence each into four new ordinary shares of 2.5 pence each in April 1994.

1993 and 1994 fixed assets have been restated to reflect the effect of UITF abstract 13 issued in 1995.

Ratios:

1	Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1993 to 1997 shares in Reuters Holdings PLC held by Group companies are also deducted. In 1993 to 1997 shares in Reuters Holdings PLC held by Group companies are also deducted from shares in issue. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Holdings PLC (1993 to 1997).

2	Return on tangible fixed assets represents profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each year and dividing by two.

3	Return on equity represents profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity. The average is calculated by adding adjusted shareholders’ equity at the start and the end of each year and dividing by two. In 1998 a weighted average has been used to reflect the capital reorganisation.

92	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Cross reference guide to Form 20-F

The information in this document that is referenced in the following table, constitutes Reuters annual report on Form 20-F for the year 2003 and shall be deemed to be filed with the Securities and Exchange Commission for all purposes. No other information is included in the 2003 Form 20-F.

Item		Page

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
	Selected financial data	5
	Exchange rates	89
	Capitalisation and indebtedness	n/a
	Reasons for offer and use of proceeds	n/a
	Risk factors	40-41

4	Information on the company
	History and development of the company	6-10, 83
	Business overview	6-10
	Organisational structure	9, 70
	Property, plant and equipment	10

5	Operating and financial review and prospects
	Operating results	27-39
	Liquidity and capital resources	37-39
	Research and development, patents and licences etc	36-37
	Trend information	4, 27-37
	Off-balance sheet arrangements	39
	Tabular disclosure of contracted obligations	38

6	Directors, senior management and employees
	Directors and senior management	12-16
	Compensation	17-24
	Board practices	12, 15-17
	Employees	11, 48
	Share ownership	18-19, 22-24

7	Major shareholders and related party transactions
	Major shareholders	80, 82
	Related party transactions	80-82, 87-88
	Interests of experts and counsel	n/a

8	Financial information
	Consolidated accounts and other financial information	See Item 17
	Litigation	10
	Dividend policy	27,83
	Significant changes	70

9	The offer and listing
	Offer and listing details – price history of shares	82
	Plan of distribution	n/a
	Markets	82
	Selling shareholders	n/a
	Dilution	n/a
	Expenses of the issue	n/a

Reuters Group PLC Annual Report and Form 20-F 2003	93

Back to Contents

Cross reference guide to Form 20-F continued

Item		Page

10	Additional information
	Share capital	n/a
	Memorandum and Articles of Association	83-87
	Material contracts	37, 80-82, 87-88
	Exchange controls	89
	Taxation	89-91
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	96
	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	38-39, 51-54

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	25

16 A	Audit committee financial expert	15

16 B	Code of ethics	15

16 C	Principal accountant fees and services	46

17	Financial statements
	Report of the auditors	26
	Consolidated profit and loss account for each of the three years in the period ended 31 December 2003 and related notes	42-48
	Consolidated cash flow statement for each of the three years in the period ended 31 December 2003 and related notes	49-54
	Consolidated balance sheet as of 31 December 2003, 2002 and 2001 and related notes	55-71
	Accounting policies	72-73
	Summary of differences between UK and US GAAP and related notes	74-79
	Report on remuneration and related matters	17-24

18	Financial statements	n/a

94	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Glossary

Term used in annual report	US equivalent or brief description

Allotted	Issued

Associates	Affiliates accounted for under the equity method

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash

Class of business	Industry segment

Combined Code	A set of corporate governance principles and detailed codes of practice

Creditors	Accounts payable

Creditors:
Amounts falling due
after more than one year	Long-term debt

Creditors:
Amounts falling
due within one year	Current liabilities

Debtors	Accounts receivable

Destination (of revenue)	The geographical area to which goods or services are supplied

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Origin (of revenue)	The geographical area from which goods or services are supplied to a third party or another geographical area

Profit	Income

Profit and loss account (statement)	Income statement

Profit and loss account reserve
(under ‘capital and reserves’)	Retained earnings

Profit attributable to ordinary
shareholders	Net income

Proposed dividend	Dividend declared by directors but not yet approved by shareholders

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Stocks	Inventories

Tangible fixed assets	Property and equipment

Reuters Group PLC Annual Report and Form 20-F 2003	95

Back to Contents

Financial diary for 2004

Thursday 15 January	Recurring revenue guidance
statement for first quarter
2004 issued

Tuesday 17 February	Results for year 2003 announced

Wednesday 10 March	Ordinary shares go ex-dividend
ADSs go ex-dividend

Tuesday 16 March	Annual report and Form 20-F
filed with SEC and UKLA and made
available on Reuters website

Tuesday 23 March	Annual report/review posted
to shareholders

Wednesday 21 April	First quarter trading statement
issued

Thursday 22 April	Annual general meeting
Time: 11.30 am
Venue: Lewis Media Centre,
Millbank Tower, Millbank,
London SW1P 4RS

Thursday 29 April	Final dividend for 2003 payable
to ordinary shareholders on the
register as at 12 March 2004

Thursday 6 May	Final dividend for 2003 payable
to ADS holders on the record
as at 12 March 2004

Tuesday 27 July	Results for first six months of
2004 announced

Wednesday 28 July	Ordinary shares go ex-dividend
ADSs go ex-dividend

Wednesday 1 September	Interim dividend for 2004 payable
to ordinary shareholders on the
register as at 30 July 2004

Wednesday 8 September	Interim dividend payable to
ADS holders on the record as
at 30 July 2004

Tuesday 19 October	Third quarter trading statement
issued

Documents on display
Documents referred to in this report are filed in the US with the SEC and can be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW Washington, DC 20549. Information on the operation of the public reference room can be obtained in the US by calling the SEC at 1-800-SEC-0330. Reuters Group public filings with the SEC are also available on the website maintained by the SEC at www.sec.gov or through various Reuters products.
Where to find us

Corporate headquarters	American Depository Shares
85 Fleet Street	JPMorgan Chase Bank
London EC4P 4AJ	JPMorgan Service Center
Tel: 44 (0)20 7250 1122	PO Box 43013
www.about.reuters.com	Providence RI 02940-3013
USA
Registered in England No:	Tel: 1 800 428 4237
3296375	(for callers within the US)
Tel: 1 781 575 4328
(for callers outside the US)
Investor queries	Fax: 1 781 575 4082
Miriam McKay London	www.adr.com/shareholder
Tel: 44 (0)20 7542 7057
Fax: 44 (0)20 7353 3002	Electronic copies
e-mail:	The annual report and Form 20-F
miriam.mckay@reuters.com	and the annual review are available
on the internet at
www.about.reuters.com/ar2003.
Media queries
Simon Walker
London	Listings
Tel: 44 (0)20 7542 7800	London Stock Exchange (RTR.L)
Fax: 44 (0)20 7542 5458	and Nasdaq (RTRSY.O)
e-mail:
simon.walker@reuters.com	Options on ordinary shares are
traded on the London Traded
Stephen Naru	Options Market. The American
New York	Stock Exchange in New York
Tel: 1 646 223 7728	and the Chicago Board Options
Fax: 1 646 223 5238	Exchange list options on
e-mail:	American Depository Shares
stephen.naru@reuters.com	of Reuters.

Registrar/Depository:	Corporate brokers
For dividend queries, duplicate	Cazenove & Co. Ltd
mailings and address changes	Citigroup

Ordinary shares	Financial PR
Lloyds TSB Registrars	Brunswick Group Limited
The Causeway
Worthing	Form 20-F
West Sussex BN99 6DA	This document is filed with the SEC and corresponds to the Form 10-K filed by US-based companies. Hard copies are available from the Investor Relations department. Electronic copies can be accessed through the internet on Reuters internet page (www.about.reuters.com) or from the SEC’s EDGAR database via the SEC’s home page at www.sec.gov.
UK
Tel: 44 (0)870 600 3970
(for callers within the UK)
Tel: 44 (0)121 415 7047
(for callers outside the UK)
Fax: 44 (0)1903 833482

96	Reuters Group PLC Annual Report and Form 20-F 2003

Back to Contents

Pictures on cover:
Front cover from left to right: Iraqi Shiite men with flags. Reuters/Yannis Behrakis. Silvio Berlusconi. Reuters/Dylan Martinez. Blue faced man. Reuters/ Mike Blake. Arnold Schwarzenegger. Reuters/Blake Sell. Tibetan monks. Reuters/Guang Niu. Tony Blair. Reuters/Toby Melville. Back cover from left to right: Jonny Wilkinson kicks goal. Reuters/David Gray. Mourner under umbrella. Reuters/Bobby Yip. Saddam statue. Reuters/Goran Tomasevic. Pope and cardinals. Reuters/Max Rossi. George Bush. Reuters/Jeff Mitchell. Palestinian boy in front of tank. Reuters/Ahmed Jadallah.

© Reuters (2004). All rights reserved.

Reuters, the sphere logo, Bridge EJV, BridgeStation, DataScope and Kondor+ are registered trade marks or trademarks of the Reuters group of companies around the world. Instinet is a registered trade mark of Instinet Group Incorporated.

	Windows NT is a registered trademark of Microsoft Corporation. WinTel is a trade mark of WinTel Service Corporation. Institutional Xpress and NYSeDirect+ are trade marks of the New York Stock Exchange.	Designed by williams and phoa, London. Printing by Butler and Tanner. This annual report is produced on paper which is made from 100% totally chlorine free (TCF) pulp and is produced from sustainable forests.

Back to Contents

For more information
www.about.reuters.com

Item 19. Exhibits

Exhibit Index

1.1	Memorandum and Articles of Association of Reuters Group PLC (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997).

4.1.1	Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.1.2	Registration and Repurchase Agreement dated October 7, 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.2	Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proholdco Limited (subsequently renamed Radianz Limited) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2000).

4.3	Network Services Agreement, dated 28 September 2001, between Reuters Limited and SAVVIS Communications Corporation, as amended (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by SAVVIS on 29 November 2001, Exhibit 10.57 to the Annual Report on Form 10 -K filed by SAVVIS on 28 February 2003, Exhibits 10.1 and 10.2 to the Quarterly Report on Form 10-Q filed by SAVVIS on 12 August 2003, and Exhibits 10.2 through 10.5 to the Quarterly Report on Form 10 -Q filed by SAVVIS on 30 October 2003).

4.4	Transitional Services Agreement dated 2 June 2003 between Reuters Limited and Moneyline Telerate Holdings (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.5	Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

4.5.1	Amended and Restated Note Agency Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank, N.A. (as Issue Agent and Principal Paying Agent) and Dexia Banque Internationale a Luxembourg S.A. (as Paying Agent)

4.5.2	Dealer Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank International plc (as Arranger) and the various Dealers named therein

4.6	Amended and Restated Programme Agreement dated 7 November 2003 among Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and the various Initial Dealers named therein relating to the November 2003 update of the £1,000,000,000 Euro Medium Term Note Programme

4.6.1	Amended and Restated Trust Deed dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and Citicorp Trustee Company Limited (as Trustee)

4.6.2	Amended and Restated Agency Agreement dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer), Citibank NA (as Agent), Citibank AG and BNP Paribas Luxembourg (as Paying Agents) and Citicorp Trustee Company Limited (as Trustee)

4.6.3	Pricing Supplement dated 17 November 2003 relating to the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.4	Form of Permanent Global Note in respect of the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.5	Pricing Supplement dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.6	Permanent Global Note dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.7	Syndicated Credit Facility Agreement, dated 25 April 2003, among Reuters Group PLC, HSBC Bank plc and J.P. Morgan plc, as arrangers, the financial institutions listed therein and HSBC Investment Bank Plc, as agent

4.8	Agreement and Plan of Merger, dated 9 June 2002, among Instinet Group Incorporated, Daiquiri Merger Corporation and Island Holding Company, Inc.(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-32717) filed by Instinet Group Incorporated on 14 June 2002).

4.9	Amended and Restated Agreement and Plan of Merger dated 24 February 2003 by and among Reuters Group PLC, Proton Acquisition Corporation and Multex.com, Inc. (incorporated by reference to the Tender Offer Statement on Schedule TO-T filed by Reuters Group PLC on 26 February 2003).

4.10.1	Service Agreement of Thomas H. Glocer with Reuters Group PLC dated 10 February 2004

4.10.2	Service Agreement of David Grigson with Reuters Group PLC dated 21 June 2001, as amended 3 March 2004

4.10.3	Service Agreement of Devin Wenig with Reuters Group PLC dated 3 March 2004

4.10.4	Service Agreement of Devin Wenig with Reuters America LLC dated 3 March 2004

4.10.5	Engagement Letter of Niall FitzGerald with Reuters Group PLC dated 2 March 2004

4.10.6	Non-Executive Chairman Compensation Letter between Instinet Group Incorporated and Ian Strachan, dated January 1, 2003 (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Instinet Group on 28 March 2002)

4.11	Rules of The Reuters Group PLC Long -Term Incentive Plan 1997 (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

4.12	Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report.

10.1	Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 3 March 2004

12.1	Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

12.2	Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1	Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

13.2	Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date: 16 March 2004	Reuters Group PLC
(Registrant)

	By	/s/ Thomas H Glocer
Thomas H Glocer
Chief Executive

Exhibit Index

1.1	Memorandum and Articles of Association of Reuters Group PLC (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997).

4.1.1	Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.1.2	Registration and Repurchase Agreement dated October 7, 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.2	Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proholdco Limited (subsequently renamed Radianz Limited) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2000).

4.3	Network Services Agreement, dated 28 September 2001, between Reuters Limited and SAVVIS Communications Corporation, as amended (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by SAVVIS on 29 November 2001, Exhibit 10.57 to the Annual Report on Form 10 -K filed by SAVVIS on 28 February 2003, Exhibits 10.1 and 10.2 to the Quarterly Report on Form 10-Q filed by SAVVIS on 12 August 2003, and Exhibits 10.2 through 10.5 to the Quarterly Report on Form 10 -Q filed by SAVVIS on 30 October 2003).

4.4	Transitional Services Agreement dated 2 June 2003 between Reuters Limited and Moneyline Telerate Holdings (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.5	Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

4.5.1	Amended and Restated Note Agency Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank, N.A. (as Issue Agent and Principal Paying Agent) and Dexia Banque Internationale a Luxembourg S.A. (as Paying Agent)

4.5.2	Dealer Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank International plc (as Arranger) and the various Dealers named therein

4.6	Amended and Restated Programme Agreement dated 7 November 2003 among Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and the various Initial Dealers named therein relating to the November 2003 update of the £1,000,000,000 Euro Medium Term Note Programme

4.6.1	Amended and Restated Trust Deed dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and Citicorp Trustee Company Limited (as Trustee)

4.6.2	Amended and Restated Agency Agreement dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer), Citibank NA (as Agent), Citibank AG and BNP Paribas Luxembourg (as Paying Agents) and Citicorp Trustee Company Limited (as Trustee)

4.6.3	Pricing Supplement dated 17 November 2003 relating to the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.4	Form of Permanent Global Note in respect of the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.5	Pricing Supplement dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.6	Permanent Global Note dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.7	Syndicated Credit Facility Agreement, dated 25 April 2003, among Reuters Group PLC, HSBC Bank plc and J.P. Morgan plc, as arrangers, the financial institutions listed therein and HSBC Investment Bank Plc, as agent

4.8	Agreement and Plan of Merger, dated 9 June 2002, among Instinet Group Incorporated, Daiquiri Merger Corporation and Island Holding Company, Inc.(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-32717) filed by Instinet Group Incorporated on 14 June 2002).

4.9	Amended and Restated Agreement and Plan of Merger dated 24 February 2003 by and among Reuters Group PLC, Proton Acquisition Corporation and Multex.com, Inc. (incorporated by reference to the Tender Offer Statement on Schedule TO-T filed by Reuters Group PLC on 26 February 2003).

4.10.1	Service Agreement of Thomas H. Glocer with Reuters Group PLC dated 10 February 2004

4.10.2	Service Agreement of David Grigson with Reuters Group PLC dated 21 June 2001, as amended 3 March 2004

4.10.3	Service Agreement of Devin Wenig with Reuters Group PLC dated 3 March 2004

4.10.4	Service Agreement of Devin Wenig with Reuters America LLC dated 3 March 2004

4.10.5	Engagement Letter of Niall FitzGerald with Reuters Group PLC dated 2 March 2004

4.10.6	Non-Executive Chairman Compensation Letter between Instinet Group Incorporated and Ian Strachan, dated January 1, 2003 (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Instinet Group on 28 March 2002)

4.11	Rules of The Reuters Group PLC Long -Term Incentive Plan 1997 (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

4.12	Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report.

10.1	Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 3 March 2004

12.1	Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

12.2	Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1	Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

13.2	Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350