Form 20-F/A
period 2003-12-31
REUTERS GROUP PLC   /ADR/
filed 2004-03-23
CIK 1056084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No.1)

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

Item 17                               Item 18

Back to Contents

EXPLANATORY STATEMENT

This Amendment No. 1 to the Annual Report on Form 20-F (the "Original Form 20-F") of Reuters Group PLC for the fiscal year ended December 31, 2003, is being filed for the purpose of amending Items 5 and 8 of the Original Form 20-F. Specifically, much of the Group's long-term debt is repayable later than indicated in two tables on pages 38 and 54 of the Original Form 20-F. The tables on pages numbered 38 and 54 of this Amendment No. 1 reflect the corrected information. Although no other changes have been made, for convenience the entire Original Form 20-F, with the corrections described above, is being filed in its entirety (excluding certain exhibits previously filed with the Original Form 20-F) as Amendment No. 1. on Form 20-F/A.

In addition, in connection with the filing of this Amendment No. 1, we are including as exhibits certain currently dated certifications of our Chief Executive and Finance Director and an updated consent letter from the independent public accountants. This amendment does not reflect events occurring after the filing of the Original Form 20-F or, except as indicated, modify or update the Original Form 20-F. The filing of this amendment shall not be deemed an admission that the Original Form 20-F included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

<<<<<<<<<<<

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

			Payments due by period

Contractual obligations	Total £m	Less than 1 year £m	1-3 years £m	4-5 years £m	After 5 years £m

Short-term debt	365	365	–	–	–
Long-term debt	406	–	77	5	324
Operating leases	697	97	156	117	327
Purchase obligations	73	73	–	–	–

Total contractual obligations	1,541	535	233	122	651

6	Treasury management
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

Total financial liabilities are repayable as follows:

		2003		2002		2001

	Borrowings £m	Other financial liabilities £m	Borrowings £m	Other financial liabilities £m	Borrowings £m	Other financial liabilities £m

Within one year	365	55	441	35	681	16
Between one and two years	58	19	282	23	137	3
Between two and five years	24	39	71	30	201	10
Over five years	324	–	–	–	–	–

Total	771	113	794	88	1,019	29

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

Back to Contents

For more information
www.about.reuters.com

Item 19. Exhibits

Exhibit Index

1.1	Memorandum and Articles of Association of Reuters Group PLC (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997).

4.1.1	Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.1.2	Registration and Repurchase Agreement dated October 7, 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.2	Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proholdco Limited (subsequently renamed Radianz Limited) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2000).

4.3	Network Services Agreement, dated 28 September 2001, between Reuters Limited and SAVVIS Communications Corporation, as amended (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by SAVVIS on 29 November 2001, Exhibit 10.57 to the Annual Report on Form 10 -K filed by SAVVIS on 28 February 2003, Exhibits 10.1 and 10.2 to the Quarterly Report on Form 10-Q filed by SAVVIS on 12 August 2003, and Exhibits 10.2 through 10.5 to the Quarterly Report on Form 10 -Q filed by SAVVIS on 30 October 2003).

4.4*	Transitional Services Agreement dated 2 June 2003 between Reuters Limited and Moneyline Telerate Holdings (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.5*	Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

4.5.1*	Amended and Restated Note Agency Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank, N.A. (as Issue Agent and Principal Paying Agent) and Dexia Banque Internationale a Luxembourg S.A. (as Paying Agent)

4.5.2*	Dealer Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank International plc (as Arranger) and the various Dealers named therein

4.6*	Amended and Restated Programme Agreement dated 7 November 2003 among Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and the various Initial Dealers named therein relating to the November 2003 update of the £1,000,000,000 Euro Medium Term Note Programme

4.6.1*	Amended and Restated Trust Deed dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and Citicorp Trustee Company Limited (as Trustee)

4.6.2*	Amended and Restated Agency Agreement dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer), Citibank NA (as Agent), Citibank AG and BNP Paribas Luxembourg (as Paying Agents) and Citicorp Trustee Company Limited (as Trustee)

4.6.3*	Pricing Supplement dated 17 November 2003 relating to the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.4*	Form of Permanent Global Note in respect of the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.5*	Pricing Supplement dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.6*	Permanent Global Note dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.7*	Syndicated Credit Facility Agreement, dated 25 April 2003, among Reuters Group PLC, HSBC Bank plc and J.P. Morgan plc, as arrangers, the financial institutions listed therein and HSBC Investment Bank Plc, as agent

4.8	Agreement and Plan of Merger, dated 9 June 2002, among Instinet Group Incorporated, Daiquiri Merger Corporation and Island Holding Company, Inc.(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-32717) filed by Instinet Group Incorporated on 14 June 2002).

4.9	Amended and Restated Agreement and Plan of Merger dated 24 February 2003 by and among Reuters Group PLC, Proton Acquisition Corporation and Multex.com, Inc. (incorporated by reference to the Tender Offer Statement on Schedule TO-T filed by Reuters Group PLC on 26 February 2003).

4.10.1*	Service Agreement of Thomas H. Glocer with Reuters Group PLC dated 10 February 2004

4.10.2*	Service Agreement of David Grigson with Reuters Group PLC dated 21 June 2001, as amended 3 March 2004

4.10.3*	Service Agreement of Devin Wenig with Reuters Group PLC dated 3 March 2004

4.10.4*	Service Agreement of Devin Wenig with Reuters America LLC dated 3 March 2004

4.10.5*	Engagement Letter of Niall FitzGerald with Reuters Group PLC dated 2 March 2004

4.10.6	Non-Executive Chairman Compensation Letter between Instinet Group Incorporated and Ian Strachan, dated January 1, 2003 (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Instinet Group on 28 March 2002)

4.11	Rules of The Reuters Group PLC Long -Term Incentive Plan 1997 (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2001).

4.12*	Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report.

10.1	Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 3 March 2004

12.1	Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

12.2	Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1	Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

13.2	Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

* Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 16 March 2004 by Reuters Group PLC with respect to the fiscal year ended 31 December 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date: 23 March 2004	Reuters Group PLC
(Registrant)

	By	/s/ Thomas H Glocer
Thomas H Glocer
Chief Executive