Form 20-F
period 2004-12-31
REUTERS GROUP PLC   /ADR/
filed 2005-03-09
CIK 1056084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Ordinary Shares of 25p each	1,435,492,506
Founders Share of £1	1

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

Item 17                               Item 18

Back to Contents

Reuters Group PLC Annual Report and Form 20-F 2004

Tell it straight

Reuters Annual Report and Form 20-F 2004

Contents
01	Financial highlights
02	Chairman’s statement
03	Chief Executive’s review
04	Five and three year summaries
05	Selected financial highlights
06	Company information
11	Operating and financial review
26	Directors’ report
27	Directors and senior managers
29	Corporate governance
32	Remuneration report
41	Statement of directors’ responsibilities
42	United States opinion
43	Consolidated profit and loss account
Consolidated statement of total recognised gains and losses
44	Notes on the consolidated profit and loss account
50	Consolidated cash flow statement
51	Notes on the consolidated cash flow statement
56	Consolidated balance sheet
57	Reconciliation of movements in shareholders’ funds
Notes on the consolidated balance sheet
71	Balance sheet of Reuters Group PLC
Notes on the balance sheet of Reuters Group PLC
72	Accounting policies
74	Summary of differences between UK and US
Generally Accepted Accounting Principles (GAAP)
77	Notes on summary of differences between UK and US
Generally Accepted Accounting Principles (GAAP)
81	Information for shareholders
93	Eleven year consolidated financial summary
94	Cross-reference guide to Form 20-F
95	Glossary
96	Financial diary for 2005
Where to find us

Back to Contents

FINANCIAL HIGHLIGHTS

			Restated	[3]
	2004		2003		%
Reuters Group	£m		£m		change

Revenue	2,885		3,235		(11%)
Operating profit	197		130		51%
Profit before tax	437		56		–
Profit after tax	364		34		–
Return on equity (%)	112.5%		15.7%		–
Net funds/(debt)	326		(77)		–

Basic earnings per ordinary share	25.1	p	3.6	p	–
Diluted earnings per share	24.5	p	3.5	p	–
Earnings per ADS[1,2]	288.9	c	41.3	c	–
Dividends per ordinary share	10.0	p	10.0	p	–
Dividends per ADS[1] (see page 82)	60.0	p	60.0	p	–

Notes:
1	Each American Depositary Share (ADS) represents six ordinary shares.
2	A nominal exchange rate of US$1.92 = £1 has been used for convenience.
3	Restated following the adoption of Urgent Issues Task Force (subsequently referred to as UITF) 17 and UITF38 and the reclassification of transaction-related regulatory fees following recently issued SEC guidance (see ‘Accounting Basis’ on page 72).

This report comprises the annual report of Reuters Group PLC in accordance with the United Kingdom requirements and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission (SEC) for 2004. A cross-reference guide setting out the information in this report that corresponds to the Form 20-F items is provided on pages 94-95.

As used in this report, ‘Reuters Group’ and ‘Group’ refer to Reuters Group PLC and its subsidiary undertakings, including Instinet Group Incorporated (Instinet Group), joint ventures and associates. The ‘company’ refers to the parent Reuters Group PLC. ‘Reuters’ refers to Reuters Group excluding Instinet Group.

The consolidated financial statements of Reuters Group included in this report are presented in pounds sterling (£). On 31 December 2004, the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (Noon Buying Rate) was US$1.92 = £1; on 4 March 2005 the Noon Buying Rate was US$1.92 = £1. For additional information on exchange rates between the pound sterling and the US dollar, see exchange rates on page 85.

Reuters Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). UK GAAP differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between UK GAAP and US GAAP relevant to Reuters Group are explained on pages 74-80.

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations, business and management strategy and plans and objectives. For a discussion of risks associated with these statements see ‘Risk Factors’ on pages 23-25.

Reuters, the sphere logo and Reuters product names referred to in the report are trade marks or registered trade marks of the Reuters Group of companies around the world. Other trade marks of third parties are used in this report for the purpose of identification only.

Reuters Group PLC Annual Report and Form 20-F 2004	01

Back to Contents

CHAIRMAN’S STATEMENT

It is a privilege to follow in the footsteps of Sir Christopher Hogg. I am grateful for the warm and open welcome I have received from Tom Glocer and his team and my Board colleagues. I hope to justify their confidence.

Reuters is one of the world’s great brands. The principles which govern the company are special. The people who work here are a unique blend. And yet the business stumbled. But a resolute team has fought back, focused again on the core and rebuilt confidence and strength. The benefits of Fast Forward are clear and will grow. Momentum will be maintained in 2005 but we must also put in place a strategic framework for sustained growth in the years ahead. There is growth potential in our core business, in adjacent markets and in new sectors and geographies. Our task is to identify opportunities which play to our competitive strengths and encompass risk which we understand.

In doing so we must start with the extraordinary brand that is Reuters. What does it stand for today and to what can it realistically aspire? How do we grow the company to fill the space occupied by the brand? Where are the multiple skills and special values of Reuters people best deployed? When can this deliver value to our shareholders and worth to society?

As Chairman, my role is to lead the Board in a manner that allows the CEO to run the company effectively. This requires the correct balance between detachment, thereby avoiding interference, and being sufficiently engaged to know when to intervene. Our Board discussions should always be open, candid and trusting. We must be prepared to challenge, confront, disagree and probe. But always in a way that is constructive and supportive of the business agenda. As a Board we should be judged through the sustained success of the business. I am excited by the challenge, yet humbled by the responsibility.

“We must put in place a strategic framework for sustained growth in the years ahead.”

Niall FitzGerald, KBE
Chairman

02	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

CHIEF EXECUTIVE’S REVIEW

ONE TO ONE WITH TOM GLOCER
Our CEO answers the key questions about Reuters

Q What was the high point of 2004?
We increased Group operating profit by 51% to £197 million as our sales began to recover. User accesses also started to climb again during the year, reaching 328,000, an increase of 14,000 since the end of the first quarter.

… and the low point?
Unfortunately, our journalists and photographers are all too often exposed to danger as they report world events. I deeply regret that in the last year, three have lost their lives: Adlan Khasanov in Chechnya and Dhia Najim and Rashid Khaled in Iraq. Their deaths are a searing reminder of the heroism of Reuters journalists who put their lives on the line to report the reality of conflict to those of us who live in a safer environment.

Q You say Reuters is being transformed – from what to what?
In short, from a company at the edge to a great company again. The Reuters of three years ago was at a crisis point. Our revenues were falling rapidly, we were losing market share, our costs were too high, and our organisation was too complex. Today, two-thirds of the way through Fast Forward, I’m pleased with our progress. We have strengthened our product line, we are meeting our cost savings targets and we have done much to simplify the company and reduce our portfolio. It’s a tough process, and one that will continue this year, but it’s worth it because I truly believe we are on the way to making Reuters a great company again.

Q What is being done to improve Reuters products?
The answer, and our approach, begins with identifying and understanding customer needs. I think we are doing a much better job at this, and the results show in new or significantly improved products such as Reuters 3000 Xtra, Reuters Knowledge and Reuters Station. What I believe we need to improve is speed of execution and responsiveness to customers. Part of the answer lies in the cultural transformation we have underway at Reuters, and part lies in organising ourselves better. Towards this end, we reorganised our Development and Operations groups at the beginning of 2005 to integrate our software developers directly into the Customer Segment business teams and focus on Customer Service.

Q What more can be done to improve customer satisfaction?
Our customer satisfaction score continued to improve during 2004, and I am proud of the way the Reuters culture is changing to put the customer at the heart of everything we do. However, our customer satisfaction took a hit in the fourth quarter in the wake of the power disruption we experienced last October at our London data centre. It brought home to me just how integral we are to the way our customers run their businesses and how we can create a competitive advantage for Reuters by increasing our investment in business continuity and disaster recovery.

Q Where do you expect Reuters growth to come from in the next few years?
Our dialogue with customers, investors and Reuters own staff has shifted from one of recovery to growth. This is a challenge I take up eagerly. We are hard at work on an ambitious growth strategy which will follow the completion of the Fast Forward transformation plan in 2005.

We start from a good base. Our financial services market is returning to growth after several difficult years; we will seek to outgrow the market by increasing share. We are launching innovative trading systems to grow usage revenues alongside subscription revenues. We are investing in parts of our business with high growth potential such as risk management systems and enterprise information products, and we are expanding our business in emerging markets such as China and India. Finally, as we take steps to reinforce the power of the Reuters brand, we believe there is more we can aspire to in the provision of information direct to consumers.

“I am proud of the way the Reuters culture is changing to put the customer at the heart of everything we do.”

Tom Glocer
CEO

Reuters Group PLC Annual Report and Form 20-F 2004	03

Back to Contents

REUTERS GROUP FIVE YEAR SUMMARY

REUTERS CUSTOMER SEGMENTS AND INSTINET GROUP
THREE YEAR REVENUE SUMMARY

2003 and 2002 revenues, profit/(loss) before tax and earnings/(loss) per ordinary share have been restated following the adoption of UITF17 and UITF38, and the reclassification of transaction-related regulatory fees following recently issued SEC guidance (see ‘Accounting Basis’ on page 72).

Reuters customer segment revenues exclude recoveries (see note 1 on page 44).

04	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

SELECTED FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA

The selected financial information set out below is derived, in part, from the consolidated financial statements. The selected data should be read in conjunction with the financial statements and related notes, as well as the Operating and Financial Review.

The consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. For a summary of the material differences between UK and US GAAP and related information relevant to Reuters Group, see pages 74-80 of this report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 December

			Restated	[3,4]	Restated	[3,4]	Restated	[3,4]	Restated	[3,4]
		2004	2003		2002		2001		2000
	Notes	£m (except per share data)

Amounts in accordance with UK GAAP:
Revenue		2,885	3,235		3,593		3,885		3,592
Operating profit/(loss)		197	130		(142)		302		411
Profit/(loss) on ordinary activities before taxation		437	56		(344)		158		657
Profit/(loss) on ordinary activities after taxation		364	34		(367)		51		521
Basic earnings/(loss) per ordinary share		25.1p	3.6p		(18.3p	)	3.3p		37.1p
Diluted earnings/(loss) per ordinary share		24.5p	3.5p		(18.3p	)	3.2p		36.5p
Basic earnings/(loss) per ADS		150.5p	21.5p		(109.7p	)	19.7p		222.8p
Diluted earnings/(loss) per ADS		146.9p	21.2p		(109.7p	)	19.3p		219.1p
Dividends declared per ordinary share	1	10.0p	10.0p		11.1p		11.1p		17.8p
Dividends declared per ADS:	1
Expressed in UK currency		60.0p	60.0p		66.7p		66.7p		106.7p
Expressed in US currency	2	112.0c	103.2c		105.1c		95.6c		157.7c
Weighted average number of ordinary shares (in millions)		1,400	1,396		1,395		1,404		1,404

Amounts in accordance with US GAAP:
Revenue		3,037	3,421		3,789		4,045		3,704
Operating profit/(loss)		395	1		(271)		(215)		462
Income/(loss) before taxes on income		565	(51)		(233)		207		656
Net income/(loss)		436	(23)		(111)		93		537
Basic earnings/(loss) per ordinary share		31.1p	(1.6p	)	(7.9p	)	6.6p		38.2p
Diluted earnings/(loss) per ordinary share		30.4p	(1.6p	)	(7.9p	)	6.5p		37.6p
Basic earnings/(loss) per ADS		186.9p	(9.5p	)	(47.6p	)	39.7p		229.4p
Diluted earnings/(loss) per ADS		182.4p	(9.5p	)	(47.6p	)	38.9p		225.5p
Dividends declared per ordinary share	1	10.0p	10.0p		11.1p		18.0p		16.3p
Dividends declared per ADS:	1
Expressed in UK currency		60.0p	60.0p		66.7p		108.0p		97.7p
Expressed in US currency	2	105.8c	105.1c		99.6c		155.3c		150.8c
Weighted average number of ordinary shares (in millions)		1,400	1,396		1,395		1,404		1,404

CONSOLIDATED BALANCE SHEET DATA at 31 December

			Restated	[3,4]	Restated	[3,4]	Restated	[4]	Restated	[4]
		2004	2003		2002		2001		2000
		£m	£m		£m		£m		£m

Amounts in accordance with UK GAAP:
Total assets		2,459	2,869		3,456		4,538		3,870
Long-term debt and provisions for charges (excluding deferred tax)		561	663		572		526		394
Net assets		612	407		659		1,273		1,153
Shareholders’ equity		412	212		428		1,109		1,153
Share capital		359	358		358		358		357

Amounts in accordance with US GAAP:
Total assets		2,725	3,031		3,542		4,382		3,787
Long-term debt		528	568		552		572		458
Net assets		817	468		793		1,131		1,189
Shareholders’ equity		619	266		551		965		1,189

Notes:

1	Under UK GAAP, dividends declared are those declared in respect of the year for which selected financial data is presented. Under US GAAP, dividends declared are those formally declared within each calendar twelve-month period. Dividends declared for 2000-2002 include UK tax credits. Dividends declared for 2003 and 2004 exclude UK tax credits. Amounts receivable could be higher for US shareholders who have elected to retain the benefits of the old US/UK tax treaty. For further information relating to dividends and the UK taxation of dividends see pages 85-86.

2	Dividends expressed in US$ have been converted at the actual exchange rates used in the payment of dividends to US shareholders, except that the final dividend declared in respect of 2004, payable to US ADS holders on 5 May 2005, has been converted at the Noon Buying Rate on 4 March 2005 for convenience.

3	Restated following the adoption of UITF17 and UITF38, and the reclassification of transaction-related regulatory fees following recently issued SEC guidance (see ‘Accounting Basis’ on page 72).

4	The Group has restated its 2003 and 2002 US GAAP financial information to give effect to differences between UK and US GAAP concerning foreign exchange gains on cross currency interest rate swaps and the capitalisation of certain costs related to internal use software. For further explanation see ‘Summary of differences between UK and US generally accepted accounting principles (GAAP), on page 74. The impact of the restatement on the US GAAP financial information in 2001 and 2000 was to increase net income by £1million and £3 million respectively, and to increase shareholders’ equity by £6 million and £3 million respectively.

Reuters Group PLC Annual Report and Form 20-F 2004	05

Back to Contents

COMPANY INFORMATION

OVERVIEW
Reuters Group incorporates Reuters core financial business and Instinet Group, a 62%-owned public subsidiary which operates an institutional broker and INET®, the electronic market place.

At Reuters we specialise in providing indispensable information tailored for professionals in the financial services, media and corporate markets. We also provide news and information direct to the consumer. We provide the content, analytics, trading and collaboration tools needed by financial professionals and news in the form of text, graphics, video and pictures, to media organisations across the globe. Our trusted information drives decision-making around the world, based on our reputation for speed, accuracy and independence.

We provide tools to enable traders to perform fast and accurate analysis of financial data and to manage trading risk. Our electronic trading services connect financial communities, helping them to gain access to the best prices and to trade efficiently and cost effectively.

At 31 December 2004, we had approximately 14,500 staff in 91 countries, including some 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the largest multimedia news agency. In addition, Instinet Group had approximately 1,000 employees in ten countries.

01 THE MARKETS WE SERVE
Reuters serves the global financial and media markets. In 2004, these markets continued to recover after a three year decline, with the rate of progress faster in the US than in other regions. Key performance indicators and market drivers include industry headcount, trading volumes, regulation and levels of consolidation.

Employment levels at our key customers increased in 2004 after significant declines in 2002 and 2003. For example, in the US, the Securities Industry Assocation recorded a 4% increase in industry headcount in 2004. However, headcount recovery remains fragile, with more job losses announced in the banking industry in the fourth quarter of 2004. Employment is not currently predicted to return to the peak levels seen in 2001. We are making our business less dependent on industry headcount as we align it more closely with growth areas like electronic trading.

Growth in electronic trading is being driven by lower spreads in traditional cash equities markets and a quest for greater efficiency as firms seek to grow their trading platforms to handle an ever-increasing number of trades whilst employing fewer people. On the New York Stock Exchange (NYSE), programme trading rose from 41% of total trading volume at the beginning of the year to 54% by the end of 2004.

A notable driver in our market place is increased regulation. Proposed Regulation NMS in the United States and the Markets in Financial Instruments Directive (MiFiD) in Europe are likely to change the way many instruments are traded. Worldwide, markets are undergoing greater levels of regulatory scrutiny and we are positioned to benefit with our increased focus on our risk business and enterprise data products as our customers spend more on compliance.

Concentration of trading liquidity and increased regulation are in turn driving the trend towards consolidation. We see a polarising market, where big customers are getting bigger but at the same time, smaller specialised boutiques are also thriving. This applies both to banks and brokers on the sell side, and to investment management firms on the buy side. Our challenge is to supply the right products at the right price for each of these categories of customer.

02 STRATEGY
Reuters goal is to be the information company our customers value most, by offering indispensable content, innovative trading services and great customer service.

There are three stages to achieve this goal:

•	First, complete and realise the benefits of Fast Forward, our business transformation programme – ‘Fix it’

•	Second, complete the migration of our customers to our latest products, expand into areas of our market closely related to our current business, and make our business more resilient – ‘Strengthen it’
•	Third, reposition our business over the longer term to take advantage of the structural changes and new opportunities in the global markets – ‘Grow it’.

‘Fix it’ through Fast Forward
The Fast Forward programme aims to transform Reuters into a more competitive, simpler, more customer service-driven and more efficient organisation. We have now completed two-thirds of the Fast Forward programme and have made real progress in each of these areas.

Our drive to become more competitive delivered a successful defence of our foreign exchange information and trading franchise, where the number of user positions grew in 2004 for the first time in seven years, despite increased competition.

To simplify the way we do business, we have made major changes to our product line and cut the number of products being actively sold by two-thirds, on the way to our target of 50 desktop financial information products.

We also continued to clear out our portfolio, and have now divested over 80 holdings. The most significant of these in 2004 was the sale of the majority of our stake in TIBCO Software Inc. (TSI).

To make Reuters more efficient, we exceeded our cost savings targets. At the end of 2004, we had cumulative savings of £234 million towards our goal of £440 million by the end of 2006.

We conduct an annual survey of 12,000 customers to measure their satisfaction with our products and service. Customer satisfaction continued to increase in 2004, following the trend from 2003, with users of the latest versions of our products ranking us more highly than users of our older products. However, a power disruption at our UK Docklands data centre in October caused a setback in the fourth quarter, and we immediately took corrective action to improve data centre resilience.

‘Strengthen it’ – expand into related business areas and improve service resilience
We will continue to invest in 2005 to make service resilience a competitive advantage by providing world-class service continuity and back-up. Customers are investing in building greater resilience in their own systems, and are encouraged to see Reuters undertake similar initiatives.

We are continuing to work with our customers to complete the migration from legacy products such as the 2000 and 3000 series to our latest products.

In November, we announced the development of new transactions services for fixed income and equities which build on our successful foreign exchange trading franchise and position us to benefit from the rapid growth in electronic trading. On 21 February 2005 we launched Reuters Trading for Fixed Income with tradeable prices from six banks. Being at the centre of our customers’ trading activities will not only make us more competitive, but also allow us to benefit from growth in trading volumes.

Building on the content and expertise we gained through our acquisition of Multex in 2003, we have strengthened our product offer for the buy side and we are increasing our penetration of investment management firms.

Our pending acquisition of Moneyline Telerate (Telerate) would strengthen our fixed income content and end user community. For more details, see the following page.

We are also strengthening our Enterprise Information Products and Risk Management software offerings, to capitalise on increases in compliance spend.

‘Grow it’ – capitalise on structural changes in global markets
The third element of our strategy involves making inroads into growth areas in the financial markets, transforming our media business from a largely wholesale model to include direct-to-consumer initiatives and exploring opportunities in other markets.

China, we believe, is poised for significant financial markets growth. Reuters has operated in China for almost 150 years, and in 2004 we sought to build on our established position so that we can participate in future growth. We reached an agreement with the China Foreign Exchange Trading System (CFETS), the operator of China’s interbank foreign exchange system, to provide an internet-based foreign exchange trading service. We also tapped the growing market for risk management services, selling systems to five banks

06	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

and signing an agreement to open a new financial risk research laboratory with the Chinese Academy of Sciences.

Widespread use of the internet is changing the way in which individuals access information. With our trusted global news and information brand, we are well positioned to build our consumer media offer. We have cut back distribution of our highly-respected financial news to other websites in order to draw more visitors directly to our own sites. In 2004, this has contributed to a doubling in the average number of unique visitors per month to 12 million and reinforced the value of our content.

We are taking advantage of the rapid adoption of new media technologies to deliver our content. In 2004, we launched a business information service on Vodafone’s UK mobile phone service and an interactive TV news channel in the US on Microsoft’s new Windows® XP Media Center, offering packaged business, market and breaking world news in streaming video format.

Pending acquisition of Telerate
On 20 December 2004, we entered into agreements to acquire substantially all of the business of Telerate as well as a subsidiary of QUICK Corp. (Quick) that serves as the exclusive distributor of Telerate products in Japan. Based in New York, Telerate is a global provider of benchmark content for the capital markets primarily focused on money markets, fixed income, foreign exchange and over-the-counter derivatives, and providing services to more than 3,500 customers with more than 30,000 user accesses in 85 countries and territories around the world. With the acquisition of Telerate, we would extend our presence among core financial customers, including fixed income, buy side firms and regional dealers. The acquisition is expected to provide further impetus to our goal to be the best-in-class provider of financial content, electronic transactions and distribution to market participants, and to strengthen our recently-announced effort to add trading capabilities to Reuters desktops, especially in the fixed income markets, where the substantial Telerate client base would benefit our growing trading community. We are uniquely placed to achieve cost synergies from the acquisition because Telerate’s information distribution infrastructure already operates on our systems. Both transactions are anticipated to complete in mid-2005, subject to regulatory approvals for the Telerate acquisition and other customary conditions. For more information, see pages 20 and 89.

03 OUR MARKETS DRIVE OUR ORGANISATIONAL STRUCTURE
At Reuters, we operate our business through our four Customer Segments, which are closely aligned with the user communities they serve.

•	Sales & Trading focuses on salespeople and traders who deal in the foreign exchange, fixed income, equities, commodities and energy and related markets.

•	Research & Asset Management focuses on supporting portfolio managers, wealth managers, brokers, investment bankers and research analysts who make complex financial decisions outside the core sales and trading environment.

•	Enterprise targets the complete business enterprise, as distinct from the end-user.

•	Media focuses on the needs of the world’s newspapers, television and cable networks, radio stations, websites and consumers. It is also working to create a new avenue of growth in direct-to-consumer services, principally through the reuters.com family of websites.

Customer Segment businesses also include the management of recoveries, which arise when Reuters recharges costs, primarily exchange fees and communication costs, to customers. The revenues received from customers almost exactly match the exchange fees and communications costs incurred within the Channel.

During 2005, the Segments will evolve into business divisions with full profit and loss responsibility.

The software development teams who build and support our products and infrastructure are being integrated with the business divisions, to bring developers closer to customers and improve our responsiveness to consumer needs.

Within Development, product development teams develop, build and maintain our products and delivery platforms, driven by customer requirements.

The infrastructure development team provides Reuters with its shared infrastructure design to provide scale efficiencies and compliance with standards and the Chief Technology Office drives standards and technical coherence in our technical architecture and brings innovation into the business through technology leadership.

Geographic Sales and Service Channel
We serve our customers through a global Sales and Service Channel split into geographic regions: the Americas, Asia, and Europe, Middle East and Africa. In addition our Focus Group Accounts team serves our largest customers with truly global relationship management. Locally, members of our sales and service teams work with customers to build relationships and to identify the correct products to meet customer needs. Through regular training visits, our customer training staff work with end-users to ensure they get full value from our products. We also offer a help desk service and pro-active telephone support out of three regional support hubs, one based in each time zone. The Channel supplies feedback to the Customer Segments on how products are performing and how they could be enhanced to meet future customer needs.

During 2005 the Operations group, which manages our data centres, central systems and distribution networks, will be integrated into the Sales and Service Channel to bring our customer service and support activities under a single unified management team. We believe this and other initiatives will improve the service we offer to customers across the world.

Revenues for the three years to 31 December 2004 are analysed by segment on pages 18-19 of the Operating and Financial Review and by geography and by segment on pages 44-45 in note 1 on the consolidated profit and loss account.

Communications networks
We distribute our products using multiple communications networks. During 2004, we continued to migrate our main products on to global IP-based networks, principally provided by Radianz Limited (Radianz), in order to deliver greater resilience, capability and flexibility, achieved through the use of industry standards.

We have major technical centres in the Asian, European and American time zones, supported by many smaller local data centres. The data centres are linked by communications services provided principally by Radianz and SAVVIS Communications Corporation (Savvis), using a range of communications technologies. Communications between data centres and subscribers are provided by Radianz in 20 countries and by Reuters directly or by third parties elsewhere.

Radianz was formed in 2000 to develop a secure extranet network for use by the financial services industry, as a joint venture between Reuters and the Equant Group BV (Equant). Radianz connects all categories of market participants: brokers, institutions, exchanges, custodians, and clearing and settlement houses. For further information regarding Radianz and our relationship with Radianz, see ‘Related party transactions and material contracts – Radianz’ on page 87. In November 2004, we purchased Equant’s stake in Radianz with a view to selling Radianz to BT Group PLC (BT). See ‘Pending transactions – Proposed disposal of Radianz’ on page 10.

The services agreements with Radianz and with Savvis are important to our ability to deliver products and services to customers. Although we take reasonable steps with Radianz and Savvis to ensure continuity of service, any failure or interruption of such systems could have a significant effect on our business. See ‘Risk Factors’ on pages 23-25. Summaries of these network services agreements are given on pages 87 and 89.

04 PRODUCTS
Millions of consumers see and hear news from Reuters in the world’s media and over 300,000 financial professionals across the globe each day receive market data, in-depth news, quotes, statistics and analytics on financial and commodities markets from Reuters. We are the largest financial information provider in the world.

We collect financial information from an array of sources such as exchanges, over-the-counter markets, research services and other contributors such as energy and fixed income data providers, as well as from our own news, research and data operations. Our data is available through various delivery platforms such as workstations, datafeeds, internet and wireless solutions.

Reuters Group PLC Annual Report and Form 20-F 2004	07

Back to Contents

COMPANY INFORMATION
continued

We offer systems to help our customers manage trade processing, financial content and internal business processes more effectively throughout their organisations.

Our customers have access to a trading community of around 18,000 foreign exchange and money market traders globally, and can use Reuters large equities order routing network to gain electronic access to a variety of brokers.

Product families
We group our products into ‘families’, each of which serves the needs of a distinct set of customers.

Financial desktop products
•	Reuters Xtra family – targeted at the most sophisticated end-users within sales, trading and portfolio management. It includes cross-asset class, cross-geography information, advanced integrated analytics and trading capabilities.

•	Reuters Trader family – targeted at sales staff and traders who do not need the sophistication and full integration capability offered by the Reuters Xtra family of products, including those who focus on domestic and regional financial instruments. In 2004, we launched new browser-based Reuters Trader products, and we are working with our customers to migrate them from older products such as the 2000 and 3000 series.

•	Reuters Knowledge family – targeted at the research and advisory business (including investment bankers and analysts), portfolio managers, and others focused on company and industry-specific research. Reuters Knowledge offers an integrated package of public and proprietary fundamental information about companies along with basic access to markets information, news and other content.

•	Reuters Wealth Manager family – targeted at private client advisors and retail brokers who require products that can be integrated closely with their in-house systems. The Reuters Wealth Manager family includes portfolio management tools and information on a wide range of managed funds. In 2004, our Lipper subsidiary strengthened its offering by acquiring Fitzrovia International PLC, which analyses mutual fund fees and expenses.

Enterprise products
•	Datafeeds – broad-ranging, in-depth data in machine-readable format – from high-volume exchange data to deep company estimates and fundamental data – which companies use to power mission-critical systems like programme trading and portfolio management.

•	Market Data Systems – provides the enterprise with a range of applications, tools and infrastructure components to manage financial content in real-time across the customer trading environment with a high degree of scalability and resilience.

•	Enterprise Information Products – feeds of reference data often used for compliance purposes, including end-of-day and intra-day instrument prices, corporate actions, price histories and terms and conditions.

•	Risk Management – provides the enterprise with a range of products to help manage order flow, make trade decisions and control risk.

Media products
These products target our traditional publishing and broadcasting customers –newspapers and magazines, news and information websites and TV channels –with comprehensive, accurate and immediate broadcast news, video and photographic coverage.

Our consumer products target business professionals, individual investors and world citizens with fast, accurate news and financial data, enabling them to stay informed about world events, manage their financial portfolios and perform better professionally. Advertising services is a relatively new business offering advertising space in our consumer products, such as the reuters.com network of websites.

Factiva, our 50% owned joint venture with Dow Jones, provides a broad range of global news and a deep historical archive of business information which client organisations can integrate into their business applications and intranet portals. Around 70% of Factiva’s revenue is derived from sources outside the financial services sector.

Customers
Customers generally pay for Reuters products and services in one of three ways: subscription fees to cover accesses and maintenance fees for software (recorded as recurring revenue); one-off software purchases (outright revenue); and fees based on transaction volumes (usage revenue). In 2004, 92% of Reuters revenue was recurring, 4% was outright and 4% usage. Our increasing focus on transactions means that we anticipate a shift in the mix of subscription and usage revenues over time. The numbers of accesses for Reuters at the end of the last three years are shown below. During 2004, user accesses increased for the first time in three years after dipping to 314,000 in March.

	31 December

		Restated	Restated
	2004	2003	2002
Accesses by product family	000s	000s	000s

Reuters Xtra family	108	88	70
Reuters Trader family	100	133	194
Reuters Knowledge & Wealth
Manager families	120	117	124

Total	328	338	388

2002 and 2003 user accesses have been restated, to reflect the exclusion of mobile and other low-cost accesses.

05 RESOURCES
Our business is built on three key resources: our brand, our people and our content. Our ability to realise the potential of these assets determines the extent to which we can achieve our strategic goals.

Brand
The starting point for growth is the Reuters brand and the relationship it has with our stakeholders. Financial and media professionals make critical decisions every day with confidence because they trust the accuracy of the information that they get from Reuters. Millions of consumers see and hear news, information and pictures attributed to Reuters in the world’s media as we report on important events unfolding around the world. Reuters news and information is trusted for its objectivity and authenticity because the Reuters Trust Principles safeguard the integrity of everything that we do. Financial institutions also rely upon Reuters to feed their financial applications directly with market data so that they can keep pace with the significant growth of programme trading, electronic pricing and risk management.

These traditional brand strengths provide the springboard for growth within core markets as well as new sectors and new geographies. People increasingly access information through a variety of new media channels. There is a growing distrust in the accuracy of some sectors of the media and an increasing scepticism in the independence of investment research. With our reputation as a trusted source, we have the opportunity to build and develop the Reuters brand for individual people as well as businesses. We will focus particularly on growing in financial markets such as China and India, where the media opportunity will be significant.

In all of these developments we will be giving the Reuters brand more impact, making it more inspirational and using it more consistently. This will ensure that the brand is playing its full part in the future vision of the Reuters business.

People
Our people are critical to the success of our business, notwithstanding the reductions we have made over the last several years to our headcount, and we are committed to retaining and developing the talent we need. To do this effectively, we have remuneration, organisation and people development systems and processes to ensure that we have the right people in the right jobs, equipped with the necessary skills. We place a significant emphasis on leadership and, in keeping with the Reuters Trust Principles, we have extensive fair employment practices in place.

If we are to achieve the business transformation we have undertaken with Fast Forward, every part of the organisation must be aligned with our strategy. Our objective-setting process for employees is fundamental to this alignment. The CEO’s mission and goals form the starting point of this process, flowing through the members of our Group Management Committee and then translating into an appropriate set of objectives for each business unit and each employee.

08	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

We have created learning and development programmes to raise our employees’ levels of product and market knowledge and ensure that they have access to the latest developments in their areas of specialism. We have a process to review talent, organisational capability and succession planning for key positions. We also have a long-established relationship with the University of Michigan for the development and delivery of leadership development programmes.

We regularly undertake employee surveys to evaluate morale and to identify any employee issues that need to be addressed. These surveys measure opinion in a number of key areas, including leadership, customer orientation, performance culture and career development. Despite the challenges of Fast Forward, the survey showed an improvement in overall employee engagement in 2004. The results are communicated to employees. We place a strong emphasis on communicating with our employees and won a ‘Communicators in Business’ award for excellence in employee communications during 2004.

We want to ensure that everyone in Reuters has a fair opportunity to contribute to our business, and in 2004 we established a Global Diversity Advisory Council, chaired by the CEO, to advise on diversity issues and to help drive related initiatives. For additional information concerning our people, see Employees on page 26.

Content
Content brings together all of Reuters news, data and other information. The role of our editorial group is to cover and edit the news to the highest standards of accuracy and timeliness. Our journalists and photographers file over two and a half million news items a year to customers in the form of text, pictures, TV, video and graphics and we publish news in 18 languages. Our data group is responsible for acquiring, producing, packaging and delivering an extensive range of content, including research, market data and other information. Our coverage includes data from over 300 exchanges, more than 1.2 million bonds, 250,000 foreign exchange and money market instruments and award-winning commodities and energy content. This is further complemented by data from over 4,000 contributors. In addition, our fundamentals and estimates data is recognised as a leading source of high quality financial information covering over 35,000 companies worldwide.

In 2004, we opened a new content facility in Bangalore, India, where over 500 highly-skilled data staff have already taken on the task of managing some of our content and are developing our new investments in data. The investment in our Bangalore data management operation is achieving operational efficiencies in line with our Fast Forward objectives. Additional activities will be migrating to Bangalore in 2005 as we build on our initial success and continue our investment in new content to meet our customers’ needs.

06 INSTINET GROUP
Our subsidiary, Instinet Group, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions and execution services for more than 30 years. Instinet Group operates two major businesses: Instinet, the institutional broker, and INET, the electronic market place.

Instinet Group completed an initial public offering in May 2001 and its common stock is listed on the NASDAQ Stock Market (symbol INGP.O). As a result of the initial public offering, exercise of stock options, and acquisitions in which Instinet Group shares were used as consideration, the largest of which was the purchase of Island ECN (Island) in 2002, our shareholding of Instinet Group is approximately 62%.

Instinet is a global electronic agency securities broker that provides sophisticated electronic trading solutions and execution services to enable buyers and sellers worldwide to trade securities directly and anonymously with each other. Instinet also gives customers the opportunity to use its sales-trading expertise and sophisticated technology tools to interact with global securities markets, improve their trading and investment performance and lower their overall trading costs. Through Instinet’s electronic platforms, customers can access other US trading venues, including NASDAQ and NYSE, and almost 30 securities markets throughout the world, including stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zürich. Instinet’s customers primarily consist of institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds. INET is an electronic communications network (ECN) that provides execution and routing services to US broker-dealer customers and enables buyers and sellers to trade securities directly and anonymously with each other. INET represents the consolidation of the order flow of the former Instinet ECN and former Island ECN, providing its US broker-dealer customers one of the largest liquidity pools in NASDAQ-listed securities.

In November 2004, we announced that we would consider opportunities to extract value from our holding in Instinet Group. Reuters and Instinet Group are considering strategic alternatives, including a possible sale, merger or other business combination or corporate transaction. There can be no assurance that any transaction will be effected at all (for any particular value) or in any specific time period. See ‘Risk Factors – Reuters Group may not be able to realise the anticipated benefits of existing or future acquisitions or disposals’ on page 24.

07 COMPETITORS
We face significant competition in all the market sectors and geographical areas in which we operate. We actively monitor the competitive landscape in order to be able to respond to market developments.

Bloomberg, Thomson Financial (a division of The Thomson Corporation), Telerate, Quick, Telekurs, IDC, Dow Jones and Factset, plus a number of smaller local and regional competitors, offer information products for the financial markets. Several exchanges compete with our datafeed business by providing low-latency real time feeds of their data direct to banks and financial institutions.

Our Lipper funds information business competes with Morningstar, the Micropal unit of Standard & Poor’s, a division of the McGraw-Hill Companies, Value Line and The Thomson Corporation’s CDA Weisenberger.

Our foreign exchange spot dealing services compete with voice brokers and with the Electronic Broking Service and Bloomberg, which have formed an alliance in this area.

Competitors in the supply of risk products and market data systems or related components include Algorithmics, Murex, Summit Systems, Sungard Data Systems, IBM, TSI, GL TRADE and a large number of smaller firms.

Our main competitors in the supply of news to the media are Associated Press, Agence France Presse, Dow Jones and Bloomberg News.

Instinet Group competes with the following, among others: market makers and other traditional broker-dealers acting as agent or principal; traditional and electronic trading methods in use on US and international exchanges, including NYSE specialists and the electronic matching systems of international exchanges; the trading platform for the NASDAQ market.

08 GOVERNMENT REGULATION
We are regulated by several bodies in the various jurisdictions in which we operate:

The UK Financial Services Authority (FSA) under the Financial Services and Markets Acts 2000 regulates Reuters Limited, our principal operating company, as a service company. Reuters Transaction Services Limited (RTSL), through which Dealing 3000 Spot, Forwards, FX Options, Matching for Interest Rates and our new suite of next generation transaction products such as Reuters Trading for Fixed Income are operated, is subject to regulation by the FSA equivalent to that applied to broking participants in the London market. In addition, from 1 April 2004 RTSL has been classified by the FSA as an Alternative Trading System (ATS). RTSL provides services throughout the European Economic Area (EEA) in accordance with the provisions of the EU Investment Services Directive. RTSL’s operations in Singapore and Hong Kong are approved and subject to oversight by the Monetary Authority of Singapore and the Hong Kong Monetary Authority, respectively. In 2004 RTSL was granted an Australian Market Licence by the Australian Securities and Investments Commission.

Reuters Global Routing Services Limited (RGRS UK), is the Group’s other authorised firm in the UK. It is responsible for an order routing and indications of interest network. Under the passporting provisions of the ISD, RGRS UK may provide its services across the EEA. The RGRS UK order routing network is also offered in the US through Reuters Global Routing Services (US) LLC (RGRS US) where it is subject to regulation by the SEC and the National Association of Securities Dealers, Inc. (NASD). Under the passporting provisions of the EU Investment Services Directive, RGRS UK may provide its services across the EEA

Reuters Group PLC Annual Report and Form 20-F 2004	09

Back to Contents

COMPANY INFORMATION
continued

and, in addition, introduce UK and EU clients directly to our subsidiary, Bridge Trading Company (Bridge Trading) in the US. For information regarding the pending sale of Bridge Trading to Instinet Group, see ‘Pending Transactions’, below.

In order to comply with anti-money laundering regulations and to reduce the opportunity for Reuters trading products to be used as a conduit for money laundering operations, all regulated firms have put in place appropriate ‘know your customer’ systems and controls.

As registered broker-dealers, members of self-regulatory organisations in the US and other countries in which they operate and, in the case of the Instinet ATSs and the INET ATS, as operators of electronic communications networks and/or alternative trading systems in the US, Instinet Group, Bridge Trading and RGRS US are subject to regulation under the US securities laws and their equivalents in other countries, including but not limited to net capital requirements, and to possible increased levels of regulation in the future.

In December 2001, Island ECN submitted to the SEC an application in draft form for registration as a national securities exchange. INET submitted a new draft application to the SEC for registration as a national securities exchange in May 2004 and continues to work with the SEC towards the filing of a formal application. See ‘Related party transactions and material contracts – Instinet Group – Corporate Agreement’ on page 89 and ‘Risk Factors – Changes in the regulatory environment could have an adverse effect on Instinet Group’s business’ on page 24.

09 PENDING TRANSACTIONS
For information about the pending acquisition of Telerate, see page 7.

Proposed disposal of Radianz
Initially, Radianz was a joint venture with Equant, in which Reuters owned 51% of the voting shares and Equant owned 49%. However, through shareholders’ agreements, Reuters shared effective control with Equant and therefore did not consolidate Radianz as a subsidiary for accounting purposes.

On 16 November 2004, Reuters purchased Equant’s entire stake in Radianz for £60 million (US$110 million) in cash, together with the release of future funding obligations and, as a result, all joint venture arrangements came to an end. Reuters also announced that exclusive discussions were taking place with BT to secure a long-term agreement for the provision of network services, involving the sale of Radianz to BT. Both the commercial arrangements and the sale are subject to due diligence, regulatory approvals and the negotiation of definitive agreements. These transactions are expected to complete during the first half of 2005. For more information, see ‘Related party transactions and material contracts – Radianz’ on page 87.

Pending disposal of Bridge Trading
On 28 February 2005 Reuters entered into an agreement to sell Bridge Trading, its soft dollar institutional broker, to Instinet Group. Reuters acquired Bridge Trading in 2001 as part of its acquisition of certain businesses and assets of Bridge Information Systems (Bridge). This sale combines the Reuters Group’s equity brokerage business into one unit and is consistent with the Fast Forward strategy of divesting non-core assets. The transaction is expected to complete by the end of April 2005, subject to approval from the NASD and other customary conditions. For more information, see ‘Related party transactions and material contracts – Instinet Group – sale of Bridge Trading’ on page 88.

10 INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Reuters Group will be required to comply with IFRS with effect from 1 January 2005. An evaluation of the impact on the financial statements of Reuters Group, and on its financial processes and systems, has been made. A programme of work is underway to enable the preparation of financial statements, which comply with IFRS, for the year ended 31 December 2004, as well as from 1 January 2005 onwards. For more information, see pages 22-23.

10	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

OPERATING AND FINANCIAL REVIEW

REVIEW OF YEAR END RESULTS
Under US law, all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under Section 9 ‘Risk Factors’ on pages 23-25 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date of this report and attributable to Reuters are expressly qualified in their entirety by such factors.

01 KEY FINANCIAL PERFORMANCE MEASURES
Reuters Group measures its performance by reference to revenue and profit, operating margin, earnings per share (EPS) and cash flow.

To supplement these UK GAAP measures, Reuters undertakes further analysis to break them out into their component parts, which results in the creation of certain non-GAAP measures. The rationale for this analysis is outlined below and reconciliations of the non-GAAP measures used to UK GAAP are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

Underlying results
Period-on-period change in Reuters is measured both in overall terms (i.e. actual reported results under UK GAAP) and in underlying terms. Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals.

The impact of currency fluctuations is excluded from underlying results to enable period-on-period comparison of the operating results of Reuters on a like-for-like basis. Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence the reported numbers to a greater or lesser extent, and therefore they are discussed separately from the underlying results to make clear their impact on the overall growth or decline in operations. Underlying results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not manage currency exposure, and business unit operating performance is managed against targets set on a constant currency basis. Currency exposure is described in Section 6 ‘Treasury Policies, Financing and Foreign Exchange’ on pages 21-22.

The impact of acquisitions and disposals is also excluded from underlying results to enable period-on-period comparison of the operating results of Reuters on a like-for-like basis. Underlying results are calculated by excluding the results of entities acquired or disposed of during either the current or prior period from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business unit, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from acquisition or disposal activity.

Underlying figures also allow investors to compare the reported Reuters results with the forward-looking guidance issued by Reuters to the investor community. Because Reuters is not able to forecast currency movements or the exact timing and impact of acquisition and disposal activity, it communicates its revenue guidance to investors on an underlying basis. Therefore, providing the underlying results in addition to the actual reported results assists investors in making their own assessment of Reuters performance against the guidance given by management.

Exclusion of restructuring charges
Reuters results are reviewed before and after the impact of Reuters business transformation plan, which includes the Fast Forward programme. Under the Fast Forward programme, Reuters is incurring restructuring costs relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward is a three-year programme implemented to accelerate and expand on Reuters five-year business transformation plan which was launched in 2001; the programme is scheduled to complete in 2005 as originally envisaged.

The Fast Forward programme is centrally managed, and its performance against targets is evaluated separately from the normal day-to-day business of Reuters.

As the restructuring charges are incurred as part of centrally managed programmes of activity, they do not form part of Reuters ongoing business. Restructuring charges are therefore excluded from certain profit and margin measures, so as to provide a more detailed analysis and understanding of the ongoing business. Restructuring charges are considered exceptional under UK GAAP and are separately identified in note 2 on the consolidated profit and loss account, but because the charges are being incurred over more than two years they are considered ‘recurring’. However, because of their time-limited and defined nature, Reuters believes presenting certain profit measures both including and excluding such charges gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

Exclusion of amortisation of goodwill and other intangibles, impairments and disposals
For certain cost, profit, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring, amortisation of goodwill and other intangibles, impairments and disposals. The rationale for isolating restructuring charges is explained above. Reuters also isolates the impact of income and charges in respect of its investments. These charges relate to goodwill and other intangibles, amortisation and impairments of subsidiaries, associates and joint ventures and amounts written off investments.

Income and charges from investments relate to pre-tax profits and losses on disposal of subsidiaries, associates, joint ventures and investments. The non-GAAP EPS measure also eliminates the earnings impact of non-recurring tax charges and credits related to impairments, reorganisations and disposals. Such charges and income arise from corporate acquisition and disposal activity, rather than from the ongoing operations of the business units. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community. Acquisition and disposal activity does not form part of the operations controlled by business unit management, and decisions around such activity are usually determined centrally.

Presenting earnings before amortisation of goodwill and other intangibles, impairments and disposals and the above non-recurring tax items also helps investors measure performance in relation to the Group’s dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters earnings before amortisation of goodwill and other intangibles, impairments and disposals.

Free cash flow
Reuters free cash flow is used as a performance measure and to assess the extent of the Group’s dividend cover from a cash perspective. Free cash flow is intended to measure all Reuters cash movements other than those which are both discretionary in nature and unrelated to ongoing operating activities such as purchases of shares by the Employee Share Option Trusts (ESOTs), loans to associates and dividends paid by the Group. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

Reuters Group PLC Annual Report and Form 20-F 2004	11

Back to Contents

OPERATING AND FINANCIAL REVIEW
continued

02 FINANCIAL AND BUSINESS OVERVIEW
Reuters Group revenue decline slowed significantly during 2004
•	Reuters Group revenue in 2004 was £2,885 million, falling 11% compared to 2003, driven in large part by US dollar depreciation and continued difficult trading conditions.

•	Reuters revenue was £2,361 million, down 11% of which 5 percentage points were due to the impact of currency, primarily US dollar weakness. Underlying revenue decline was 5% in 2004.

•	Instinet Group revenue was £530 million, 8% lower than 2003 but slightly higher if adjusted to reflect the negative impact of the weaker US dollar on revenue.

Reuters Group operating profit increased by 51%
•	Reuters Group operating profit in 2004 was £197 million compared to £130 million in 2003, representing a margin of 6.8% compared with 4.0% in 2003.

•	In Reuters, £234 million of cumulative Fast Forward savings helped to deliver an operating profit (before amortisation of goodwill and intangibles, impairments and restructuring) of £357 million, with a margin of 15.1%. Reuters took a restructuring charge of £120 million in 2004, which along with other non-trading costs reduced operating profit to £168 million at a margin of 7.1%.

•	Instinet Group operating costs continued to fall at a faster rate than revenue, driven by a 17% reduction in headcount. As a result, operating profit was £29 million compared to an operating loss of £48 million in 2003.

Reuters Group profit before taxation increased by £381 million
•	Reuters Group profit before taxation was £437 million in 2004 compared to £56 million in 2003.

•	Reuters profit before taxation increased by £279 million, driven mainly by profits on disposals, which included the majority of Reuters stake in TSI as well as its holdings in GL TRADE, Riskmetrics, TowerGroup, Yankee Group Research Inc. (Yankee) and ORT SAS Group (ORT).

•	Instinet Group profit before taxation was £56 million in 2004 compared to a loss of £46 million in 2003, mainly driven by a return to operating profit and profits on disposal of its stakes in Euronext, the London Stock Exchange and Archipelago.

Reuters Group earnings per share (EPS) increased
•	Reuters Group EPS in 2004 was 25.1 pence compared to 3.6 pence in 2003.

•	Reuters EPS in 2004 was 23.5 pence compared to 5.5 pence in 2003.

•	Instinet Group EPS was 1.6 pence in 2004 compared to a loss of 1.9 pence in 2003.

Reuters Group dividend per share maintained at 10 pence
•	A final dividend of 6.15 pence has been proposed which, when added to the interim dividend of 3.85 pence, amounts to 10 pence per share, consistent with both 2003 and 2002.

Reuters Group net debt became net funds
•	Reuters Group net funds increased significantly in 2004 to £326 million compared to net debt of £77 million in 2003.

•	Reuters net debt reduced significantly to £169 million from £610 million in 2003, mainly driven by net disposal proceeds.

•	Instinet Group net funds decreased from £533 million in 2003 to £495 million in 2004.

For information concerning the market environment during 2004, see ‘Company information – The markets we serve’ on page 6.

12	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

RECONCILIATION OF NON-GAAP OPERATING PROFIT AND MARGIN MEASURES

	Year to 31 December

				Restated [1]		Restated	[1]
		2004		2003		2002
	£m	%	£m	%	£m	%

Reuters Group operating profit/(loss)/margin	197	6.8%	130	4.0%	(142)	(3.9%	)
Exclude Instinet Group operating (profit)/loss/margin	(29)	(5.4%)	48	8.2%	339	55.6%

Reuters operating profit/margin	168	7.1%	178	6.7%	197	6.6%
Exclude:
Restructuring charges	120	5.1%	134	5.0%	112	3.7%
Amortisation of goodwill and other intangibles	55	2.3%	89	3.3%	86	2.9%
Impairment of goodwill and other intangibles	14	0.6%	7	0.3%	–	–

Reuters operating profit/margin before amortisation of goodwill and
other intangibles, impairments and restructuring	357	15.1%	408	15.3%	395	13.2%

RECONCILIATION OF NON-GAAP PROFIT BEFORE TAXATION

	Year to 31 December

		Restated [1]	Restated [1]
	2004	2003	2002
	£m	£m	£m

Reuters Group profit/(loss) before taxation	437	56	(344)
Exclude:
Amortisation of goodwill and other intangibles	63	108	118
Impairments	18	32	289
Disposals	(243)	(2)	28

Reuters Group profit before taxation, amortisation of goodwill and
other intangibles, impairments and disposals	275	194	91

Reuters Group profit/(loss) before taxation	437	56	(344)
Exclude Instinet Group (profit)/loss before taxation	(56)	46	370

Reuters profit before taxation	381	102	26
Exclude:
Amortisation of goodwill and other intangibles	56	96	97
Impairments	18	17	43
Disposals	(223)	(3)	30

Reuters profit before taxation, amortisation of goodwill and
other intangibles, impairments and disposals	232	212	196

RECONCILIATION OF EPS

	Year to 31 December

		Restated [1]	Restated [1]
	2004	2003	2002
	pence	pence	pence

Reuters Group EPS	25.1	3.6	(18.3)
Exclude:
Amortisation of goodwill and other intangibles	4.5	7.7	8.5
Impairments	1.3	2.3	20.7
Disposals	(17.4)	(0.1)	2.0
Adjustment to tax charge for non-recurring tax effects of impairments, reorganisations and disposals	0.6	(1.4)	0.7
Adjustment to minority interest for effect of amortisation of goodwill and other intangibles, impairments and disposals	0.2	(0.7)	(6.7)

Reuters Group EPS before amortisation of goodwill and other intangibles, impairments, disposals and non-recurring tax effects of impairments, reorganisations and disposals	14.3	11.4	6.9

Reuters Group EPS	25.1	3.6	(18.3)
Exclude: Instinet Group EPS	(1.6)	1.9	16.5

Reuters EPS	23.5	5.5	(1.8)
Exclude:
Amortisation of goodwill and other intangibles	4.0	6.8	6.9
Impairments	1.3	1.3	3.1
Disposals	(15.9)	(0.2)	2.1
Adjustment to tax charge for non-recurring tax effects of impairments, reorganisations and disposals	0.1	(1.3)	0.6

Reuters EPS before amortisation of goodwill and other intangibles, impairments, disposals and non-recurring tax effects of impairments, reorganisations and disposals	13.0	12.1	10.9

Note:
1	Restated following the adoption of UITF17 and UITF38 and the reclassification of transaction-related regulatory fees following recently issued SEC guidance. (see ‘Accounting Basis’ on page 72)

Reuters Group PLC Annual Report and Form 20-F 2004	13

Back to Contents

OPERATING AND FINANCIAL REVIEW
continued

03 FINANCIAL REVIEW

Year to 31 December

Summary of results	Restated	[1]	Restated	[1]
2004	2003	2002
£m	£m	£m

Revenue:
Reuters	2,361	2,664	2,992
Instinet Group	530	578	610
Intra-Group	(6)	(7)	(9)

Reuters Group revenue	2,885	3,235	3,593

Operating costs:
Reuters	(2,193)	(2,486)	(2,795)
Instinet Group	(501)	(626)	(949)
Intra-Group	6	7	9

Reuters Group operating costs	(2,688)	(3,105)	(3,735)

Operating profit/(loss):
Reuters	168	178	197
Instinet Group	29	(48)	(339)

Reuters Group operating profit/(loss)	197	130	(142)

Affiliates/investment income	6	(28)	(62)
Net interest payable	(4)	(29)	(20)
Amortisation/impairment of affiliate intangibles and investments	(5)	(19)	(92)
Profit/(loss) on disposals	243	2	(28)

Profit/(loss) before taxation:
Reuters	381	102	26
Instinet Group	56	(46)	(370)

Reuters Group profit/(loss) before taxation	437	56	(344)

Taxation	(73)	(22)	(23)

Profit/(loss) after taxation
Reuters	329	77	(26)
Instinet Group	35	(43)	(341)

Reuters Group profit/(loss) after taxation	364	34	(367)

EPS	25.1	p	3.6	p	(18.3	p)

Note:
1	Restated following the adoption of UITF17 and UITF38 and the reclassification of transaction-related regulatory fees following recently issued SEC guidance (see ‘Accounting Basis’ on page 72).

2004 RESULTS COMPARED WITH 2003
Reuters Group
Revenue
Reuters Group revenue in 2004 was £2,885 million, falling 11% compared to 2003, driven largely by US dollar depreciation which had an adverse impact on both Reuters and Instinet Group revenue.

Operating costs
As a consequence of declining revenues over the past three years, actions have been taken at both Reuters and Instinet Group to reduce the operating cost base. Cost savings were primarily driven by greater cost discipline across all functions including a reduction in staff numbers of 7% at Reuters and 17% at Instinet Group. 2004 Reuters Group restructuring costs reduced by £50 million to £128 million. In addition, impairment charges and goodwill amortisation dropped from £121 million to £76 million due to the decision to dispose of certain non-core subsidiaries in 2004 and impairments taken in 2003. As a result, Reuters Group operating costs were £2,688 million in 2004, a reduction of 13% compared to 2003.

Operating profit and margin
Reuters Group operating profit in 2004 was £197 million, an increase of 51% compared to 2003. This improvement was primarily driven by a return to operating profit by Instinet Group, where an operating loss of £48 million in 2003 was turned into an operating profit of £29 million in 2004.

Reuters Group operating margin was 6.8% in 2004, compared to 4.0% in 2003. The improvement was primarily driven by a reduction in other non-trading operating costs.

Non-operating income/(costs)
Reuters Group share of affiliates’ losses of £28 million in 2003 was turned into a profit of £6 million in 2004. This reflected the Reuters Group portfolio rationalisation programme and the improvement in performance at Radianz. Lower restructuring and impairment charges within the affiliates compared to 2003 were also significant drivers.

Reuters Group net interest charge reduced from £29 million in 2003 to £4 million in 2004, due to the movement from net debt in 2003 to net funds in 2004. This was primarily driven by the portfolio rationalisation and reduced capital expenditure.

Amortisation/impairment of affiliates intangibles and investments have decreased from £19 million in 2003 to £5 million in 2004. Charges in 2004 included a £3 million impairment charge relating to Radianz.

Reuters Group profits on disposals were £243 million in 2004 compared to £2 million in 2003. The disposals included the majority of Reuters stake in TSI as well as its holdings in GL TRADE, Riskmetrics, TowerGroup, Yankee and ORT. Instinet Group disposed of its stakes in Euronext, the London Stock Exchange and Archipelago.

Profit before taxation
Reuters Group reported a profit before taxation of £437 million in 2004 compared to £56 million in 2003, comprising a £381 million profit in Reuters and a £56 million profit in Instinet Group. The improvement was primarily driven by a return to operating profit in Instinet Group and profits on disposals generated by the portfolio rationalisation programme in Reuters.

14	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

Taxation charge
Reuters Group taxation charge for 2004 was £73 million, up from £22 million in 2003, reflecting the higher level of profit before taxation at Reuters and Instinet Group’s return to profitability. The rate of increase in taxation was lower than the growth in profitability due to the lower level of taxation payable on asset disposals (£9 million charge). A reconciliation of the actual taxation charge to the taxation charge expected by applying the standard 30% UK rate of corporation tax to the reported profits is provided in note 4 on the consolidated profit and loss account.

EPS
Reuters Group recorded basic earnings per share of 25.1 pence in 2004 as compared to 3.6 pence per share in 2003. This follows the higher level of Group profit after taxation of £364 million (2003: £34 million).

Reuters
Revenue

			Year to 31 December

		2004	2003	2002
		£m	£m	£m

Revenue		2,361	2,664	2,992

Reconciliation of UK GAAP percentage change to underlying 2004 over 2003	Underlying change	Impact of currency	Impact of acquisitions & disposals	Actual change

Revenue	(5%)	(5%)	(1%)	(11%)

Reuters revenue was £2,361 million, a decrease of 11% compared to the previous year. On an underlying basis, the decline was 5% compared to 12% in 2003. Exchange rate movements accounted for 4.7 of the 6.3 percentage point difference between actual and underlying declines in 2004.

Operating costs
		Year to 31 December

		Restated[1]	Restated[1]
	2004	2003	2002
	£m	£m	£m

Trading costs	2,004	2,256	2,597
Restructuring costs	120	134	112
Amortisation of goodwill and other
intangibles of subsidiaries	55	89	86
Impairment of subsidiaries	14	7	–

Operating costs	2,193	2,486	2,795

Note:
1	Restated following adoption of UITF17 and UITF38. (See ’Accounting Basis’ on page 72)

Reconciliation of UK GAAP percentage change to underlying 2004 over 2003	Underlying change	Impact of currency	Impact of acquisitions & disposals	Actual change

Operating costs	(5%)	(5%)	(2%)	(12%)

Reuters operating costs were £2,193 million in 2004, a decrease of 12% from 2003, or 5% on an underlying basis. Costs reduced as Reuters delivered a further £159 million of Fast Forward savings in 2004. Currency movements, particularly the weak US dollar, contributed £113 million of the decline. Operating costs, excluding restructuring charges, amortisation of goodwill and other intangibles and goodwill impairment, reduced by 11%.

Amortisation charges of £55 million in 2004 were lower than in 2003, principally due to the disposals of TowerGroup, Yankee and ORT. There was a £14 million charge related to Bridge Trading for the impairment of subsidiaries in 2004 (2003: £7 million).

Operating profit and margin
		2003	2002
	2004	Restated	Restated
	£m	£m	£m

Operating profit	168	178	197

Operating margin	7.1%	6.7%	6.6%

Reuters operating profit of £168 million was down 5% against 2003. Cost efficiencies and lower restructuring and impairment charges mitigated the impact of reduced revenues at the operating profit level.

As a result, Reuters operating margin was 7.1% in 2004 compared to 6.7% in 2003.

Profit before taxation
	Year to 31 December

		Restated	Restated
	2004	2003	2002
	£m	£m	£m

Affiliates/investment income	5	(28)	(61)
Net interest payable	(10)	(34)	(26)
Amortisation/impairment of affiliate
intangibles and investments	(5)	(17)	(54)
Profit/(loss) on disposals	223	3	(30)

Profit before taxation	381	102	26

Reuters share of income from affiliates and investments was £5 million in 2004. This was a £33 million improvement on the £28 million operating loss reported in 2003. The most important contributor to this turnaround was Radianz, where losses fell from £27 million in 2003 to £6 million in 2004. Other factors were a profit of £4 million from Factiva (2003: £4 million), a profit of £3 million from TSI (2003: £10 million loss) and a profit of £2 million from GL TRADE (2003: £5 million profit), which was sold during the year. Other associates contributed a profit of £2 million in aggregate (2003: £nil).

Reuters total amortisation and impairment of affiliate intangibles and investments was £5 million. The reduction from prior years largely reflects the disposal of companies from Reuters portfolio.

Profit on disposals at Reuters totalled £223 million. As part of the Fast Forward programme, the portfolio of companies continues to be scaled back. During 2004, Reuters sold its holdings in a number of companies including TowerGroup, Yankee, ORT, GL TRADE and Riskmetrics and significantly reduced its stake in TSI.

Reuters net interest expense was £10 million in 2004. The reduction from prior years primarily relates to lower net debt as a result of proceeds from the rationalisation of the portfolio of companies.

In 2004, Reuters profit before taxation was £381 million, up from £102 million in 2003. This growth was primarily driven by a £220 million increase in profits from asset disposals, a £33 million improvement in affiliate and investment income, lower net interest charges (£24 million) and reductions in amortisation and impairment charges (£12 million).

EPS
Reuters recorded basic earnings per share of 23.5 pence in 2004, compared to 5.5 pence in 2003. This follows the higher level of Reuters profit after taxation of £329 million (2003: £77 million).

Instinet Group
Revenue, operating costs, operating result and margin

		Year to 31 December

		Restated	Restated
	2004	2003	2002
	£m	£m	£m

Revenue	530	578	610
Trading costs	(486)	(557)	(624)
Restructuring costs	(8)	(44)	(96)
Amortisation of goodwill and other
intangibles of subsidiaries	(7)	(12)	(21)
Impairment of subsidiaries	–	(13)	(208)

Operating costs	(501)	(626)	(949)

Operating profit/(loss)	29	(48)	(339)

Operating margin	5.4%	(8.2%)	(55.6%)

Note:
1	Restated following the reclassification of transaction-related regulatory fees following recently issued SEC guidance (See ‘Accounting Basis’ on page 72).

Reuters Group PLC Annual Report and Form 20-F 2004	15

Back to Contents

OPERATING AND FINANCIAL REVIEW
continued

Instinet Group’s revenue was £530 million in 2004, 8% lower than 2003, reflecting improved trading performance offset by the negative impact of a weaker US dollar. Revenue rose in the fourth quarter of 2004, both at Instinet, the institutional broker, and at INET, the electronic market place, reflecting higher equity market volumes.

Operating costs continued to fall, driven by a 17% reduction in headcount to around 1,000 people at year end.

In 2004, restructuring charges totalled £8 million, down from £44 million in the prior year. Amortisation and impairment of subsidiaries goodwill was £7 million, compared to £25 million in 2003. The higher 2003 charge primarily reflected impairment charges taken against Island ECN technology assets.

Instinet Group’s 2004 operating profit was £29 million, compared to a loss of £48 million in 2003. This reflects strong cost control ensuring that efficiency gains exceeded the decline in revenues. The operating margin at Instinet Group was 5.4% in 2004 and represents an improvement over 2003.

Profit/(loss) before taxation
		Year to 31 December

		Restated	Restated
	2004	2003	2002
	£m	£m	£m

Affiliates/investment income	1	–	(1)
Net interest receivable	6	5	6
Amortisation/impairment of
affiliate intangibles and investments	–	(2)	(38)
Profit/(loss) on disposals	20	(1)	2

Profit/(loss) before taxation	56	(46)	(370)

Instinet Group reported £1 million of income from affiliates and investments (2003: £nil). This relates to dividends received from the London Stock Exchange.

Net interest income was £6 million in 2004, compared to income of £5 million in 2003, due to higher US dollar interest rates in the second half of 2004.

Instinet Group reported no amortisation or impairment of affiliate intangibles and investments in 2004 (2003: £2 million). The 2003 results contained impairment charges relating to Tradeware and Instinet Group Exchange, both of which were written down in 2003 to nil carrying value.

Instinet Group reported £20 million of profit on disposals in 2004 compared to a £1 million loss in 2003. The 2004 sales are of stakes in Euronext, the London Stock Exchange and Archipelago.

Instinet Group’s profit before taxation was £56 million in 2004, compared to a loss of £46 million in 2003. This movement is largely due to improvements in operating profit combined with higher profit from disposals.

2004 CASH FLOW
Summarised Reuters Group cash flow
	Year to
	31 December

	2004	2003
	£m	£m

Net cash inflow from operating activities	253	429
Dividends received from joint ventures and associates	4	3
Returns on investments and servicing of finance	(10)	(28)
Taxation paid	(43)	(33)
Capital expenditure and financial investment	(19)	(110)
Acquisitions and disposals	362	(106)
Equity dividends paid	(140)	(140)
Proceeds from the issue of shares	6	–
Other movements[1]	(10)	(26)

Movement in net funds/(debt)	403	(11)
Opening net debt	(77)	(66)

Closing net funds/(debt)	326	(77)

Notes:
1	Other movements relates to net debt/funds arising on acquisition/disposals, non-cash movements and translation differences (see the ‘Reconciliation of net cash flow to movement in net funds/(debt)’ on page 50).

Reuters Group
Reuters Group had net funds of £326 million as at 31 December 2004 (2003: net debt of £77 million) consisting of net funds in Instinet Group of £495 million (a significant portion of which is required to be held for regulatory capital and/or business purposes) and net debt in Reuters of £169 million.

Reuters Group net cash inflow from operating activities was £253 million compared to £429 million in 2003. This difference was mainly due to working capital movements arising from a decrease in creditors due to a reduction in operating costs at Reuters of 12%, a reduction in provisions, and movements in counterparty debtors and creditors in Instinet Group. Additionally, Reuters experienced an increase in debtors of £18 million relating to an interim funding payment in connection with the pending acquisition of Telerate (see ‘Related party transactions and material contracts – Other material contracts – Telerate acquisition agreement’ on page 89).

Reuters
Reuters net debt position as at 31 December 2004 was £169 million, compared to £610 million as at 31 December 2003. The movement of £441 million was primarily due to net cash proceeds from disposals of £434 million, with the largest contributor being the sale of a majority of the holding in TSI. The net debt position was also improved by: reduced capital expenditure due to a reduction in subscriber equipment spend and the phasing of some major project expenditure; cash inflows from property disposals in connection with the relocation of Reuters London operations to Canary Wharf; cash inflows from property sale and leaseback transactions in the US; lower interest payments due to the reduction in net debt; and reduced taxation payments. These cash flows offset the reduction in net cash inflow from operating activities and cash payments for acquisitions of £78 million, with the largest contributor being the purchase of the remaining 49% of Radianz.

Instinet Group
Instinet Group’s net funds position reduced by £38 million from £533 million as at 31 December 2003 to £495 million as at 31 December 2004. This movement was driven by net cash outflows from operating activities, increased capital expenditure and increased taxation payments offset by proceeds from the disposal of fixed asset investments.

Reuters free cash flow
Reuters generated free cash flow of £211 million in 2004 (2003: £197 million), providing funds of 1.5 times the dividend of £140 million. The interim funding payment represents payments made to Telerate in respect of the planned acquisition (see ‘Telerate Acquisition Agreement’ on page 89). A reconciliation of net cash inflow from operating activities to free cash flow is shown below:

	Year to 31 December 2004

		Instinet	Reuters
Reuters Group reconciliation of net cash inflow	Reuters	Group	Group
from operating activities to free cash flow	£m	£m	£m

Net cash inflow/(outflow)
from operating activities	287	(34)	253
Dividends received from joint ventures
and associates	4	–	4
Returns on investment and servicing of finance	(19)	9	(10)
Taxation paid	(38)	(5)	(43)
Capital expenditure and financial investments	(41)	22	(19)
Interim funding payment	18	–	18

Free cash flow	211	(8)	203

	Year to 31 December 2003

Net cash inflow from operating activities	401	28	429
Dividends received from associates	3	–	3
Returns on investment and servicing of finance	(35)	7	(28)
Taxation paid	(65)	32	(33)

Capital expenditure and financial investments	(107)	(3)	(110)

Free cash flow	197	64	261

16	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

2003 RESULTS COMPARED WITH 2002
Reuters Group
Revenue
Reuters Group revenue declined by 10% in 2003 to £3,235 million.

Operating costs
Reuters Group operating costs in 2003 were £3,105 million, a reduction of 17% over 2002. This was the result of actions taken at both Reuters and Instinet Group in 2003 to reduce the operating cost base. Impairment and goodwill amortisation also fell from £315 million in 2002 to £121 million in 2003.

Operating profit and margin
Reuters Group operating loss of £142 million in 2002 was converted to a £130 million profit in 2003. Reuters Group operating margin was 4.0% in 2003.

Profit before taxation
Reuters Group share of affiliates’ losses decreased from £62 million in 2002 to £28 million in 2003. The main driver of this was a £31 million improvement in TSI, due to stronger cost control, minimal restructuring charges compared to 2002 and a £2 million gain on investments compared to a £4 million loss in 2002. The other key affiliates, Radianz and Factiva, contributed a broadly similar performance in 2003 as in 2002.

The net interest charge increased from £20 million in 2002 to £29 million in 2003. This was partly due to the Multex acquisition and also to a £4 million reduction in the interest receivable by affiliates due to the falling value of US dollar interest earnings. Included in the interest charge was a write-off of front-end fees of £4 million attached to Reuters syndicated loan facility.

Impairment charges and net disposal losses decreased from £109 million in 2002 to £10 million in 2003. Losses in 2003 included a £17 million provision in respect of the disposal of two London-based properties as part of the Fast Forward programme. In 2002, there were £81 million of charges taken to reflect a reduction in the carrying value of various investments held by the Group and net losses on disposal of £28 million. The losses included a £19 million loss on the deemed disposal of a portion of the Group’s investment in Instinet Group, following the Island acquisition.

Reuters Group reported a profit before taxation of £56 million in 2003 compared to a loss of £344 million in 2002. The 2003 profit was made up of a £102 million profit in Reuters, partly offset by a £46 million loss in Instinet Group. Excluding amortisation of goodwill and other intangibles, impairments and disposals, Reuters Group profit before taxation was £194 million, up from £91 million in 2002.

Taxation charge
The taxation charge for 2003 was £22 million, £1 million lower than 2002, when a charge arose due to the non-deductible nature of amortisation charges, and certain write downs, as well as from a dividend paid by Instinet Group.

EPS
Reuters Group recorded basic earnings per share of 3.6 pence, as compared to a 18.3 pence loss per share in 2002. The 2003 EPS reflected the Reuters Group’s return to a net profit. The loss in 2002 primarily reflected the £317 million non-cash impairment charges in that year.

Reuters Group EPS before amortisation of goodwill and other intangibles, impairment of goodwill, disposals and non-recurring tax effects of impairments, reorganisations and disposals was 11.4 pence (2002: 6.9 pence). The improvement in EPS was largely due to cost savings outstripping revenue decline.

Cash Flow
Reuters Group had net debt of £77 million as at 31 December 2003, an increase of £11 million from 2002. This consisted of net funds in Instinet Group of £533 million (2002: £518 million) and net debt in Reuters of £610 million (2002: £584 million). Reuters Group net cash inflow from operating activities was £429 million in 2003 compared to £355 million in 2002. The improvement in Reuters Group net cash inflow was due to a £117 million increase in Instinet Group’s net cash inflow, due to movements in net counterparty debtors and creditors. Reuters net cash inflow of £401 million was £43 million lower than in 2002, mainly due to lower revenues.

Reuters
Revenue
Reuters revenue was down 11% to £2,664 million in 2003, reflecting weak trading conditions in global financial markets.

Operating costs
Reuters operating costs were £2,486 million in 2003, a reduction of £309 million (11%) from 2002. This decrease was driven by savings from Fast Forward and earlier transformation programmes.

Operating profit and margin
Reuters operating profit decreased by £19 million in 2003 to £178 million, largely driven by an increase in restructuring charges. Excluding amortisation of goodwill and other intangibles, impairments and restructuring charges, Reuters generated an operating profit of £408 million (2002: £395 million), with the 3% increase reflecting strong cost control across all business units.

Reuters operating margin was 6.7% in 2003 on an actual basis (2002: 6.6%), and increased from 13.2% to 15.3% before amortisation of goodwill and other intangibles, impairments and restructuring.

Instinet Group
Revenue
Instinet Group revenue was down 5% to £578 million, largely reflecting the adverse impact of the weaker US dollar on Instinet Group revenues.

Operating loss
Instinet Group’s operating loss decreased from £339 million in 2002 to £48 million in 2003, mainly due to once-off goodwill amortisation and impairment charges of £229 million in 2002.

04 OPERATING REVIEW
Reuters
Revenue
			Year to 31 December

Revenue by type		2004 £m	2003 £m	2002
				£m

Recurring		2,164	2,456	2,707
Usage		108	103	122
Outright		89	105	163

Total Reuters		2,361	2,664	2,992

Reconciliation of UK GAAP percentage change to underlying 2004 over 2003	Underlying change	Impact of currency	Impact of acquisitions & disposals	Actual change

Recurring	(5%)	(5%)	(2%)	(12%)
Usage	11%	(11%)	5%	5%
Outright	(10%)	(5%)	–	(15%)

Total Reuters	(5%)	(5%)	(1%)	(11%)

Reuters classifies revenue into three distinct types – recurring, outright and usage. Recurring revenue, which makes up approximately 92% of Reuters 2004 revenues, refers to the sale of subscription products and includes maintenance fees from solutions sales. Recurring revenue declined by 11.9% on an actual basis to £2,164 million and by 5.4% on an underlying basis, reflecting a gradually improving market environment. This compares with a decline in the previous year of 9.3% on an actual basis and 10.2% on an underlying basis.

Outright revenue, comprising approximately 4% of Reuters 2004 revenues, is principally derived from the sale of software and hardware solutions. Outright revenue declined by 15% on an actual basis, or 10% on an underlying basis, to £89 million as we exited bespoke solutions sales as part of Fast Forward and market conditions continued to be difficult.

Usage revenue, approximately 4% of Reuters 2004 revenues, is principally derived from Dealing Matching and Bridge Trading products where revenue is generated based on trading volumes. In 2004, usage revenue grew by 5% on an actual basis and 11% on an underlying basis, to £108 million.

Reuters Group PLC Annual Report and Form 20-F 2004	17

Back to Contents

OPERATING AND FINANCIAL REVIEW
continued

Trends in user accesses and average revenue per access (ARPA)
User accesses declined by approximately 10,000 over the year as a whole. However, they have increased since a low point at the end of Q1, increasing by 14,000 since March 2004. User accesses were restated to reflect the exclusion of mobile and other low-cost accesses. ARPA decreased 1% on an actual basis, but increased 2% on an underlying basis over 2003, reflecting a higher proportion of premium products, primarily due to upgrades and the removal of accesses at the lower end of the price range.

Revenue by customer segment
		Year to 31 December

		Restated	Restated
	2004	2003	2002
	£m	£m	£m

Sales & Trading	1,180	1,300	1,461
Research & Asset Management	235	290	283
Enterprise	481	560	666
Media	144	153	155
Recoveries	321	361	427

Total Reuters	2,361	2,664	2,992

Prior year comparatives have been restated to reflect the organisational structure in place during 2004.

Reconciliation of UK GAAP percentage change to underlying 2004 over 2003	Underlying change		Impact of currency		Impact of acquisitions & disposals		Actual change

Reuters Xtra	12%		(5%	)	–		7%
Reuters Trader	(25%	)	(4%	)	–		(29%	)

Sales & Trading	(4%	)	(5%	)	–		(9%	)

Reuters Xtra	9%		(7%	)	–		2%
Reuters Trader	(43%	)	(2%	)	–		(45%	)
Knowledge	56%		(4%	)	(91%	)	(39%	)
Wealth Manager	2%		(7%	)	–		(5%	)

Research & Asset Management	2%		(6%	)	(15%	)	(19%	)

Datafeeds	(15%	)	(4%	)	–		(19%	)
Market Data Systems	(10%	)	(3%	)	–		(13%	)
Risk	(2%	)	(4%	)	–		(6%	)
EIP	57%		(14%	)	–		43%
Other	(15%	)	(6%	)	(6%	)	(27%	)

Enterprise	(9%	)	(4%	)	(1%	)	(14%	)

Media	(2%	)	(5%	)	1%		(6%	)

Recoveries	(7%	)	(4%	)	–		(11%	)

Total Reuters revenue	(5%	)	(5%	)	(1%	)	(11%	)

In 2004, Reuters redefined its Customer Segments and organised its products into product families. For details see pages 7-8 in ‘Company information’. Revenue from the Xtra product family is divided between Sales & Trading (93%) and Research & Asset Management ( 7%). For details, see ‘Segmental analysis’ note on pages 44-45. The performance of the Xtra product family is discussed under Sales & Trading.

Sales & Trading
Revenue from Sales & Trading, which accounts for 50% of Reuters revenues, was £1,180 million, a decline of 9% on an actual basis and 4% on an underlying basis. Within Sales & Trading, revenues are derived from the Reuters Xtra and Reuters Trader product families.

Revenue from the Reuters Xtra product family (which comprises 3000 Xtra, Dealing, Reuters Station, Reuters Electronic Trading and Securities Transactions) increased by £51 million to £837 million. Total revenue from Reuters 3000 Xtra was £494 million, up 18% on an actual basis. Dealing revenues of £238 million, which include both subscription and matching revenues, decreased by 8% on an actual basis.

The installed base of 3000 Xtra grew steadily through 2004 and reached 88,000 at the end of the year, a 27% year-on-year increase. This reflected increased traction from the enterprise-wide deals signed with some of our largest customers. Around 16,000 of the 19,000 additional positions of Reuters 3000 Xtra installed in 2004 were upgrades of existing accesses, with the balance made up by new business. There were around 18,000 Dealing user accesses at the end of the year. Access numbers grew by more than 100 during the year, despite competitive pressure from the EBS/Bloomberg alliance. This reflected the success of the vigorous sales campaign to defend this revenue stream.

ARPA for the Reuters Xtra product family declined by 13% year-on-year on an actual basis, or 9% on an underlying basis. The factors driving this were an increased proportion of Reuters 3000 Xtra accesses (including some upgrades offered on a temporary basis to mitigate the delay in Reuters Trader), more customers moving into higher discount bands as their installed base increased and the impact of the weaker US dollar on revenues generated from some larger customers whose 3000 Xtra accesses are priced in US dollars.

Revenue from the Reuters Trader product family (which comprises Reuters Trader, 2000/3000 series products and regional products), fell by £177 million, to £416 million, a decline of 26% on an underlying basis. This was caused primarily by the migration of users of legacy products to 3000 Xtra and, to a lesser extent, by cancellations and by competitive losses. Recurring revenue from legacy 2000/3000 series products totalled £212 million, falling 42% on an actual basis.

Reuters Trader family accesses declined by 24% during the period. 2000/3000 series product accesses declined by 35% year-on-year, driven by migration activities. The rollout of the new Reuters Trader product in Europe was slower than expected due to post-launch product issues, and further work is underway to optimise overall product performance. In total, there were 4,300 Reuters Trader accesses installed by the end of 2004. ARPA for the Reuters Trader family declined by 4% year-on-year on an actual basis or 2% on an underlying basis.

Usage revenue in Sales & Trading was down 3% on an actual basis but showed growth on an underlying basis compared to 2003. Volatility in the foreign exchange markets and an extension of the product to support trading in derivatives drove 4% growth in Dealing Matching revenues compared to 2003.

Research & Asset Management
Revenue from Research & Asset Management accounts for 10% of Reuters revenues. In 2004, revenue fell by £55 million to £235 million. This reflected the impact of the disposals of ORT, TowerGroup and Yankee which caused actual revenues to decline by 19%. On an underlying basis, the segment’s revenue increased by 2%. Within Research & Asset Management, revenue is derived from the Reuters Knowledge and Reuters Wealth Manager product families. The Research & Asset Management segment also generated £73 million in revenue from the Reuters Xtra and Reuters Trader product families.

The Reuters Knowledge product family comprises Reuters Knowledge for Investment Management, Reuters Knowledge for Corporates and Reuters Research. Disposals drove an actual decline of 39% in Knowledge family revenue to £65 million, but a strong product line and a global sales campaign among investment management firms drove excellent underlying growth of 56%. The Reuters Wealth Manager product family includes Reuters Wealth Manager, Reuters Plus and Lipper. Revenue fell by £6 million to £97 million, but increased by 2% on an underlying basis. The actual decline was driven mainly by the effect of the weaker US dollar on Reuters Plus revenue. Reuters Plus revenue increased by 11% on an underlying basis and Lipper revenue by 9% on an underlying basis.

8,400 positions of Reuters Knowledge were installed at the end of 2004. Within the Reuters Wealth Manager family, access growth was level. Good growth in Reuters Plus accesses was offset by a decline in Reuters Market Monitor (RMM) accesses. Reuters Wealth Manager, launched in September 2004, provides a migration path for RMM accesses and achieved around 4,400 sold accesses at the end of the year.

ARPA across the Reuters Knowledge and Reuters Wealth Manager families remained the same in 2004 on an actual basis, but increased 8% on an underlying basis, driven by the successful rollout of higher-priced Reuters Knowledge products.

Enterprise
Revenue from the Enterprise segment, which accounts for 20% of Reuters revenues, fell by £79 million to £481 million, a decline of 14% on an actual

18	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

basis and 9% on an underlying basis. Within Enterprise, revenues are derived from four product lines, offering customers fully integrated business solutions. Risk Management and Enterprise Information Products both have good potential for growth, and account for 24% of total Enterprise revenues. Datafeeds and Market Data Systems are more established businesses with strategically vital capabilities, that sit at the heart of Reuters new transactions offer.

Enterprise Information Products generated revenue of £34 million and grew by 43% on an actual basis and 57% on an underlying basis in 2004, driven by a solid product offering and renewed market focus on data usage compliance.

Risk Management acquired 30 new customers during 2004 and continued to show good potential despite a 6% actual decline or a 2% underlying decline in revenues this year.

Datafeed revenues showed an annual decline of 19% on an actual basis and 15% on an underlying basis while Market Data Systems declined 13% on an actual basis and 10% on an underlying basis. These declines were driven by Reuters withdrawal from its consulting business as part of Fast Forward, major customers consolidating systems into larger centres and an aggressive campaign by Reuters to migrate small and medium sized customers to newer, desktop-based offerings. Nevertheless, Reuters continues to be uniquely placed to supply sophisticated enterprise solutions to customers with technology-intensive businesses.

Media
Revenue from Media, which accounts for 6% of Reuters revenues, declined by £9 million to £144 million, an actual decline of 6% and an underlying decline of 2%. Within Media, revenues are derived from the Text, Visuals, Consumer and Advertising Services product lines.

The main driver of the decline in Media revenue was Reuters decision to restrict access to premium news distributed through internet content aggregators, and to retain it exclusively for distribution through Reuters own consumer websites. This policy has resulted in an increase in reuters.com site traffic which has helped to increase consumer revenues to £7 million in 2004, compared to £2 million in 2003.

Recoveries
Recurring revenue from recoveries, including exchange fees and ‘last mile’ communications costs totalled £321 million, a decline of 11% on an actual basis and 7% on an underlying basis.

Operating costs
		Year to 31 December

		Restated	[1]	Restated	[1]
	2004	2003		2002
	£m	£m		£m

Customer Segments	166	250		278
Channels	822	940		1,093
Operations & Technology	630	674		728
Content	262	278		295
Corporate services/other	124	114		203

Trading costs	2,004	2,256		2,597
Restructuring costs	120	134		112
Amortisation of goodwill and other
intangibles of subsidiaries	55	89		86
Impairment of subsidiaries	14	7		–

Operating costs	2,193	2,486		2,795

Note:
1	Restated to reflect the new management structure and following adoption of UITF17 and UITF38 (see ‘Accounting Basis’ on page 72).

Reconciliation of UK GAAP percentage change to underlying 2004 over 2003	Underlying change	Impact of currency	Impact of acquisitions & disposals	Actual change

Customer Segments	(14%)	(4%)	(15%)	(33%)
Channels	(8%)	(4%)	–	(12%)
Operations & Technology	–	(7%)	–	(7%)
Content	(1%)	(6%)	1%	(6%)
Corporate services/other	15%	(5%)	(2%)	8%

Trading costs	(4%)	(5%)	(2%)	(11%)

Operating costs were £2,193 million in 2004 compared to £2,486 million in 2003. The principal drivers of the reduction in operating costs of £293 million were the Fast Forward transformation programme and the impact of currency movements. Employee costs fell by a net 10%, with reductions in headcount through Fast Forward initiatives and divestments partly offset by more employees being hired into customer-facing roles and increased numbers of content production and product development staff in lower-cost locations. Property costs reduced by £25 million, or 13% on an actual basis, as consolidation of office space continued. Communications costs declined by £46 million, or 13% on an actual basis, as a result of the weakened US dollar and Fast Forward initiatives. Research and development expenditure totalled £128 million in 2004 compared with £136 million in 2003 and £154 million in 2002. The decline in Reuters research and development costs largely reflects the impact of efficiency and cost reduction measures across the development organisation and has been driven partly by moving development resources into lower-cost locations. In 2004, notable areas of spend included electronic trading systems and enhancements to products within the Xtra Family and Risk.

Customer Segments
Customer Segments expenditure totalled £166 million, and accounted for 8% of trading costs in 2004. This reduced by £84 million over 2003, 33% on an actual basis and 14% on an underlying basis. The reduction was primarily driven by divestment of subsidiaries and net headcount reductions.

Channel
Channel costs totalled £822 million, and accounted for 41% of 2004 trading costs, a reduction of £118 million from 2003, 12% on an actual basis and 8% on an underlying basis. Close to half of Channel costs consist of recoveries and employee-related costs. The majority of underlying cost savings in 2004 came from staff cost reductions. Property rationalisation also contributed to savings. Increased investment in client training and customer support activities was outweighed by streamlining and efficiency gains.

Operations & Technology
Operations & Technology costs totalled £630 million, accounting for 31% of 2004 trading costs, a reduction of £44 million versus the prior year. Costs fell 7% on an actual basis but remained flat on an underlying basis. This compared with an actual reduction in 2003 of 7%. The underlying savings were achieved mainly in product development, principally from headcount reduction and through relocating resources to more cost-efficient locations and continuing to close down certain development facilities.

Content
Content costs, comprising Data and Editorial, totalled £262 million in 2004, representing 13% of trading costs, a decrease of £16 million from the prior year, or 6% on an actual basis and 1% on an underlying basis, compared with a reduction of 6% on an actual basis in 2003. Productivity improvements and efficiencies in third party data expenditure were partly offset by investment in coverage of the year’s major news events, such as the US Elections and the Olympics.

Corporate services/other
Costs from Corporate services, which comprises corporate head office functions and internal services, and other costs totalled £124 million, and accounted for 7% of trading costs in 2004. An increase of £10 million from the prior year, or 8% on an actual basis and 15% on an underlying basis, was driven mainly by a reduction in currency gains relative to 2003.

Restructuring
The Fast Forward programme resulted in a restructuring charge of £120 million in 2004 within operating profit. This compared with Fast Forward restructuring charges of £134 million, net of a £10 million release of legacy programme provisions, in 2003, and to previous business transformation plan charges of £112 million in 2002.

In 2004, Fast Forward delivered a further £159 million in cost savings leading to cumulative savings from the programme of £234 million. 900 employees were made redundant during the course of 2004, most of whom have already left the company, with the rest expected to leave in 2005.

Reuters Group PLC Annual Report and Form 20-F 2004	19

Back to Contents

OPERATING AND FINANCIAL REVIEW
continued

Instinet Group

A key driver of Instinet Group’s business is average daily trading volume in the US securities markets, which increased in 2004 after moderate annual decreases over the previous five years. From 2000 through to early 2003, these markets experienced significant volatility and declines in volume associated with the weaker economic climate, a reduction in corporate transactions and a generally more difficult business environment. Overall trading volume increased in 2004 over 2003 levels primarily due to the continuing economic recovery, an increase in the level of corporate transactions and increased investor confidence. Instinet Group’s business is also affected, though to a lesser extent, by changes in trading volumes in non-US markets, which experienced considerable volatility and significant declines in volume from 2000 through to 2003, followed by recent increases in stock prices. Overall, non-US markets grew in 2004 compared to 2003, with very strong year-on-year gains in Asian markets.

A significant portion of securities traded in Instinet Group’s business are NASDAQ-listed securities. Average daily trading volume in NASDAQ-listed stocks was down 3.7% for the full year 2003 compared to 2002, but increased 6.4% in 2004, and has continued to increase in the first two months of 2005 compared to average 2004 levels. Average daily trading volume in US exchange-listed stocks has grown steadily over the past five years, although the growth has slowed since 2001. For 2004, average daily volume of US exchange-listed stocks increased 9.0% over 2003 levels.

Overall market share for INET, the electronic market place, increased slightly to 13.4% of total US market share volume for 2004 from 13.3% in 2003, while the actual number of shares matched in INET’s marketplace increased by 9.2% to 131 billion shares in 2004 compared to 120 billion shares in 2003. In 2002, including the acquisition of Island at the end of the third quarter, INET’s overall market share was 8.4%, or 76 billion shares, of total US market share volume. Overall market share for Instinet, the institutional broker, decreased to 2.7%, or 26 billion shares, of total US equity trading volume for 2004 compared to 2.8%, or 25 billion shares, in 2003 and 2.5%, or 23 billion shares in 2002.

The volatility in market share reflects the intense competitive environment within the brokerage business, which has resulted in price reductions since 2001. In September 2001, INET reduced average prices by 11% with a new pricing schedule for US broker-dealer customers. In March 2002, INET began offering broker-dealer rebates. In October 2003, it reduced pricing for routing orders in NASDAQ-listed stocks to other trading venues through its automated smart order-routing system by 37% and introduced tiered pricing offering lower prices to customers based on volume levels. In October 2004, INET introduced a new pricing schedule for transactions in US exchange-listed stocks. In January 2005, INET announced that it would share up to 50% of its market data revenue for certain American Stock Exchange transactions.

Instinet also operates in a highly competitive environment. Traditional brokerages have also been severely impacted by tighter spreads, smaller commissions, the decrease of NASDAQ market making and diminished investment banking fee revenues, which have compelled them to spend more time looking for additional profit-generating opportunities. This has led traditional brokerage firms to increase their focus on offering algorithmic trading, program trading and direct market access to institutional customers. These firms now directly compete with Instinet in price and technology to provide these services to customers. As a result, customers have become more demanding and cost conscious. Instinet pricing for US equities, measured in cents per share, declined 2.6% in 2004 and 10.1% in 2003, and pricing for non-US equities, measured as a percentage of the total consideration of the trade, declined 5.4% in 2004 and 1.7% in 2003. Going forward, Instinet expects institutional pricing to continue to decline amid strong competition for customer business.

Instinet Group continues to monitor future price competition and evaluate its pricing structures as part of its ongoing efforts to allow its businesses to remain competitive. The Reuters Group is unable to anticipate whether the changes in trading volumes and pricing are indicative of future trends, although management expectation is that the intense competition may continue, and if it or the other adverse factors continue or intensify, Instinet Group’s revenues could be adversely affected.

05 EXPECTED FUTURE PERFORMANCE
Reuters
Reuters expects underlying recurring revenues for the first quarter of 2005 to decline by around 1.5% compared to the same period in 2004. With net sales off to a good start early in 2005, the company expects further gradual improvement in the decline in recurring revenues in the second quarter.

Reuters will continue to reduce its operating expenditure in 2005, with over £100 million of cost savings expected to be delivered under the Fast Forward transformation programme this year. This will bring the cumulative total cost savings to approximately £340 million by the end of 2005, on track to realise the full £440 million of promised savings by the end of 2006. The Fast Forward restructuring charge for 2005 is expected to be around £80 million. This figure is higher than originally expected because the Fast Forward restructuring charge now includes certain once-off expenditure associated with completing the move of Reuters London operations to Canary Wharf.

In 2005, Reuters expects an increase in capital expenditure to reflect approximately £30 million of fit-out costs for the company’s new London headquarters in Canary Wharf and an additional £30 to £40 million to build data centre capacity and improve service resilience.

Instinet Group
Instinet remains committed to bringing down its fixed costs throughout the year. Its cost reduction plan for 2005 includes reducing its spending on technology, consolidating office space and reducing discretionary expenses which collectively are expected to reduce annualised costs (excluding staff costs) by approximately £26 million by the end of the fourth quarter of 2005 when compared to the third quarter of 2004.

Pending acquisition of Telerate
On 20 December 2004, Reuters entered into agreements to acquire substantially all of the business of Telerate as well as a subsidiary of Quick that serves as the exclusive distributor of Telerate products in Japan. The Telerate purchase price will be US$100 million (£52 million), subject to adjustment for working capital and an increase by an amount currently estimated to be US$28 million (£15 million) to the extent certain actions Telerate may independently take prior to closing result in corresponding reduction of Reuters anticipated post-closing restructuring costs, plus Reuters 14% stake in Savvis (which is currently convertible into approximately 76 million shares of Savvis common stock). The purchase price for the Quick subsidiary will be JPY1.1 billion (£5 million) in cash, subject to certain adjustments, and Reuters current 4.85% holding in Quick. Telerate’s 2003 revenue was US$292 million (£152 million). For 2004 (unaudited and based on information from Telerate management), Telerate’s revenue was US$274 million (£143 million), with an operating loss of US$42 million (£22 million) before depreciation and amortisation. Reuters expects to spend around £40 to £45 million, including approximately £15 million as part of the purchase price described above, to integrate Telerate fully. The result is that the acquisition is expected to be dilutive to Reuters EPS during the integration period. Upon completion of integration, which is expected to take around 18 months, the acquisition is expected to

20	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

become accretive to Reuters EPS before amortisation of goodwill and other intangibles, impairments, disposals and non-recurring tax effects of impairments, reorganisations and disposals and to Reuters operating margins before amortisation of goodwill and intangibles, impairments and restructuring charges. Both the EPS and margin calculations are based on UK GAAP per Reuters current reporting. Starting in 2005, Reuters will be reporting under the new IFRS standards, which are not expected to significantly affect the amount of EPS accretion or the impact of margin from the acquisition, but may affect Reuters core EPS calculation. The transactions are expected to complete around mid-2005, subject to regulatory approvals for the Telerate acquisition and other customary conditions. For more information, see pages 7 and 89.

06 TREASURY POLICIES, FINANCING AND FOREIGN EXCHANGE
Reuters Group treasury function is a cost rather than profit centre. As such, all transactions which are undertaken are designed to mitigate risk within the business or to secure committed funding. At no time are speculative transactions undertaken nor transactions without an underlying commercial rationale.

The key objectives of the treasury function are to ensure sufficient liquidity exists to meet funding needs and to manage the interest rate and currency risks arising from Reuters Group’s operations and its sources of finance. All treasury activity takes place within a formal control framework under policies approved by the Board. A separate treasury function exists within Instinet Group.

FINANCING
Reuters finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, backed up as required by committed bank facilities and finance from capital markets. Reuters manages its net debt position and interest costs to support its continued access to the full range of debt capital markets. Reuters expects to be able to finance its current business plans, including the Telerate acquisition (in connection with which Reuters expects to receive approximately US$22 million; see ‘Related party transactions and material contracts – other material contracts – Telerate transitional services agreement’ on page 90), from ongoing operations and its external facilities.

Net cash flows are generally either applied to reduce debt or placed in short-term investments with financial institutions holding strong credit ratings within pre-agreed limits set by the Board. As at 31 December 2004, the Group held cash and short-term investment balances of £836 million, of which £503 million was held by Instinet Group.

Reuters borrows in various currencies, at both fixed and floating rates, and uses derivative contracts to create the desired currency and interest rate basis. The conversion of net investments in overseas subsidiaries into the Group’s reporting currency of sterling creates translation exposure. To help mitigate this effect, to the extent that the Group has core debt, it will be held in currencies approximately proportionate to the currency profile of the Group’s net assets, including its net investment in Instinet Group.

In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in the year by approximately £2 million (2003: £2 million, 2002: £1 million) excluding the impact of hedging.

Syndicated credit facility
In April 2003, Reuters entered into a committed syndicated credit facility for £1.0 billion. £520 million of the facility either expired or was voluntarily cancelled in 2004. At 31 December 2004, Reuters had £480 million available under the facility. The facility was undrawn during 2004. The commitment expires and final repayment is due in April 2008.

The facility is generally on customary terms and conditions. Drawings under the facility may be made in sterling, euros or other currencies agreed at the time and bear interest at LIBOR plus a margin, variable according to the long term credit rating of Reuters Group. The facility cross-defaults upon default by Reuters in payment or acceleration of any other borrowings in excess of £20 million. The facility contains two financial covenants: that Reuters operating profit before interest, tax and amortisation (subject to certain adjustments) should be greater than 2.75 times net finance charges and that Reuters net borrowings should not be greater than 3.50 times Reuters operating profit before depreciation and amortisation (subject to certain adjustments). As at 31 December 2004, Reuters complied with these covenants.

Bilateral loan facilities
At the same time as the syndicated credit facility was arranged, committed bilateral facilities of £90 million were also put in place on similar terms. During 2004, £66 million of the facilities either expired or were voluntarily cancelled. At 31 December 2004, Reuters had £24 million available. The facility was undrawn during 2004.

Euro Commercial Paper Programme
A £1.5 billion Euro Commercial Paper Programme is available, in respect of which Reuters had outstanding obligations of £70 million at 31 December 2004, repaid in January 2005. The minimum outstanding during 2004 was £nil and the maximum was £70 million.

The programme is generally on customary terms and conditions, including a condition that the company should not be in default on any other debt or similar obligation. The programme has no final maturity date and there is no requirement to update the programme documentation. Debt is issued at market rates agreed between the issuer and the dealer. The programme documentation contains no financial covenants.

Euro Medium Term Note Programme
Reuters also has available a £1 billion Euro Medium Term Note Programme. At 31 December 2004, Reuters had outstanding obligations of £387 million under the programme, repayable at various dates up to November 2010 including a €500 million public bond, issued in November 2003 and maturing in November 2010. The minimum outstanding during 2004 was £387 million and the maximum was £727 million.

The programme is generally on customary terms and conditions. The programme has no final maturity date but the offering circular, containing financial information, is updated each year to allow issuance to continue. Debt is issued at market rates agreed between the issuer and the dealer. The programme documentation contains no financial covenants and notes in issue have no cross-default provision.

Short-term uncommitted facilities
In addition, Reuters has short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £155 million. Drawings under these lines were £45 million at 31 December 2004. Instinet Group has access to the equivalent of US$189 million short-term uncommitted bank facilities of which US$15 million were drawn at 31 December 2004.

Contractual financial obligations
The following table summarises Reuters Group’s principal contractual financial obligations at 31 December 2004, certain of which are described in the consolidated financial statements and notes. Reuters Group expects to be able to fund such obligations from ongoing operations and its external facilities.

		Payments due by period

Contractual obligations at 31 December 2004	Total £m	Less than 1 year £m	1-3 years £m	4-5 years £m	After 5 years £m

Short-term debt	181	181	–	–	–
Long-term debt	329	–	24	–	305
Operating leases	756	94	155	128	379
Purchase obligations	285	209	55	15	6

Total contractual obligations	1,551	484	234	143	690

Significant purchase obligations entered into during the year include commitments in respect of outsourcing arrangements, communication networks and contracts in connection with the move of Reuters headquarters to Canary Wharf.

Reuters Group PLC Annual Report and Form 20-F 2004	21

Back to Contents

OPERATING AND FINANCIAL REVIEW
continued

FOREIGN EXCHANGE
Almost 90% of Group revenue is denominated in non-sterling currencies. The Group also has significant costs denominated in foreign currencies with a different mix from revenue. Group profits are therefore exposed to currency fluctuations. The approximate proportions of operating profit excluding goodwill amortisation and currency gains received in each key currency group were as follows:

		Year to 31 December

Adjusted Group operating profit by currency	2004	2003	2002
	%	%	%

Euro	137	171	296
US dollar	8	(5)	(71)
Japanese yen	28	32	53
Sterling	(103)	(133)	(283)
Other	30	35	105

Total	100	100	100

Sterling costs exceeded sterling revenue due to the level of restructuring costs and UK-based marketing, development, operational and central services costs.

In broad terms, using the 2004 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £5 million in operating profits before hedging (2003: £4 million, 2002: £7 million).

Exchange rate movements in 2004 had an £8 million net impact on operating profit.

Currency impact	Revenue £m	Operating cost £m	Operating profit £m

Impact of:
Weaker dollar	(159)	157	(2)
Weaker euro	(8)	4	(4)
Other currencies	(12)	8	(4)

Exchange rate movements	(179)	169	(10)
Change in currency mix	(1)	3	2

Total currency movements	(180)	172	(8)

No unremitted profits are hedged with foreign exchange contracts as Reuters judges it inappropriate to hedge non-cash flow translation exposure with cash-based instruments.

Forward foreign exchange contracts, currency options and foreign exchange swaps are used to manage, where appropriate, the effects of transaction exposure and certain intercompany transactions which impact Group profits. Transaction exposure occurs when, as a result of trading activities, an entity receives cash in a currency different from its functional currency.

07 MANAGEMENT OF RISKS
Reuters Group’s Board has adopted a process for identifying, evaluating and managing significant risks faced by Reuters Group. The process is described in ‘Risk Management, Internal Controls and Disclosure Controls and Procedures’ on page 41.

08 ACCOUNTING POLICIES, US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS
Group accounting policies conform with UK GAAP. In accordance with the requirements of Financial Reporting Standard 18 (FRS18), these policies and any applicable estimation techniques have been reviewed by the directors, who have confirmed them to be the most appropriate for the preparation of the 2004 financial statements.

Critical accounting policies
In preparing these financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements. The most significant judgemental areas in 2004 related to:

The impairment of fixed assets, current asset investments and goodwill
Under UK accounting standards, impairment is measured by comparing the carrying value of an asset with the higher of its net realisable value and value in use. These comparisons sometimes require subjective judgements and estimates to be made by management with regard to projected future cash flows of income-generating units or the amounts that could be obtained from the sale of investments. As a result, some current asset investments and goodwill have been written down to net realisable value.

Accounting for long-term incentive plans (LTIP)
The costs of shares acquired to cover LTIP awards are charged in the profit and loss account over the period to which the performance criteria relate. Adjustments are made during the three to five-year vesting period of each plan to reflect changes in the possibility of performance criteria being met. These adjustments are to some extent subjective as performance is based on Reuters Group’s Total Shareholder Return (TSR) relative to the TSR of the other companies in the FTSE 100 at the start of the measurement period. As a result of Reuters Group’s low TSR ranking for the relevant periods, it has now been assumed that the 2001 and 2002 LTIP schemes are unlikely to deliver any value to the participants, and that the 2003 LTIP scheme is likely to only vest partially. For additional information concerning the LTIP, see ‘Equity incentive plans – LTIP’ on page 33.

Provisions
The 2004 restructuring charges cover primarily leasehold properties and severances. A number of leasehold properties have been identified as being surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately given the current economic climate. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by the Group. A judgement has also been made in respect of the discount factor, based on a risk-free rate, that is applied to the rent shortfalls. For severance provisions, we book amounts where employees have a valid expectation or have already been told of their redundancy. Other provisions are held where the recoverability of amounts is uncertain, where the actual outcome may differ from the resulting estimates.

Allowances for doubtful accounts
For all trade debtors, Reuters management makes a judgement regarding the ability of customers to pay and accordingly establishes an allowance for estimated losses arising from non-payment. In evaluating this allowance, customer credit worthiness, current economic conditions and previous experience are taken into account. If actual collections differ from estimates, this will affect future profit.

Deferred taxation
Under UK and US accounting standards, in assessing which deferred tax assets to record on the balance sheet, management has made subjective judgements over projected future profitability of certain legal entities.

Assets held for sale
As permitted by the Companies Act and UK GAAP, where an acquisition has been made exclusively with a view to subsequent resale and has not previously been consolidated in the Group’s accounts, it has been treated as a current asset investment. Where it is not management’s intention to retain a long-term interest in a fixed asset investment, the investment has been reclassified as a current asset.

US GAAP
A reconciliation of net income under UK and US GAAP is set out on page 78. A discussion of the relevant US accounting policies which differ materially from UK GAAP is given on pages 74-77 in the ‘Summary of differences between UK and US Generally Accepted Accounting Principles’. Details of recent US GAAP accounting pronouncements are given on page 80.

Off-balance sheet arrangements
The Group does not have any off-balance sheet arrangements, as defined by the SEC, that have or are reasonably likely to have a current or future effect on the Group’s financial position or results of operations material to investors.

International Financial Reporting Standards (IFRS)
Reuters Group, along with all companies listed on an EU Stock Exchange, will be required to prepare its consolidated financial statements in accordance with IFRS in respect of accounting periods commencing on or after 1 January 2005. The first-time adoption rules of IFRS require the comparative financial information presented in the first set of IFRS financial statements to be prepared on a consistent basis. This will require Reuters Group to restate its 2004 financial statements and present a series of reconciliations to the previous reported UK GAAP numbers.

22	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

Reuters will provide indicative external guidance on the anticipated impact that IFRS is expected to have on Reuters 2004 performance, excluding Instinet Group (who are yet to quantify fully the impact of IFRS). The material presented will be available on Reuters website from 10 March 2005. This indicative guidance was prepared on the basis of current IFRS standards and interpretations issued by the International Accounting Standards Board (IASB). These standards are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to change. There may also be new standards that Reuters may wish to adopt early. As a result, the numbers reported in Reuters Group’s 2005 Annual Report and Form 20-F may vary from those included in the guidance provided.

Our indicative unaudited guidance highlights the following key impacts of IFRS on Reuters 2004 UK GAAP financial statements: (i) no impact on revenue, (ii) an increase of approximately £4 million on 2004 pre-tax profit, (iii) consolidation of Radianz from 16 November 2004 (but treated as a discontinued operation), (iv) no impact on cash flow other than from consolidation of Radianz and (v) an increase of close to £100 million in net assets assuming an adoption date of 1 January 2004 which is subject to approval by the SEC. However, the impact of IFRS on 2005 reported results could be materially different from 2004 due to a number of factors including the following:

•	IAS32 and 39, which relate to the recognition of financial instruments, is applicable from 1 January 2005 with no retrospective application. As a result Reuters will be recognising movements in the fair value of financial assets, liabilities and embedded derivatives in 2005 for the first time.

•	IFRS 2, relating to share-based payments, provides that only costs associated with options granted after 7 November 2002 and not vested by 1 January 2005 need to be recognised under IFRS. Consequently the full annual impact of this standard will not be seen until 2006.

•	The level of impairment of goodwill, which may vary significantly from year to year as it is no longer amortised but subject to annual impairment testing.

•	The greater emphasis being placed on recording assets and liabilities at fair value under IFRS, which could lead to increased volatility in the income statement.

Other material issues may become apparent during the transition process and therefore the above list should not be regarded as definitive. Reuters does not expect the change to IFRS to alter the specific future guidance for Reuters as set out on page 20 under ‘Expected future performance – Reuters’.

09 RISK FACTORS
Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business and management’s strategy, plans and objectives. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, product releases, the impact of interest rates or exchange rates, anticipated cost savings and synergies and the completion of strategic transactions or restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the Risk Factors discussed below. Any forward-looking statements made by Reuters Group or on its behalf speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Reuters may not be able to realise the anticipated benefits of its Fast Forward transformation plan.
The Fast Forward plan includes investing in new information, streamlining the way information is delivered, offering a simpler and segmented product line, rationalising the non-core elements of the business, reshaping the cost base and reinvigorating the company culture. There can be no assurance of achievement of these objectives or of the exact timing or extent to which the anticipated benefits of the Fast Forward programme will be realised.

Unfavourable conditions in financial markets may have a significant adverse effect on the Group’s business.
Reuters Group’s business is dependent upon the health of the financial markets and the participants in those markets. Reuters Group’s foreign exchange Dealing products are dependent on the level of activity in the foreign exchange market. Similarly, the businesses of Bridge Trading and Instinet Group are dependent upon the level of activity in the equity markets. While market conditions improved in 2004, the economic downturn which began in 2001 continued to negatively impact Reuters Group’s results. If these conditions were to worsen or in the event of significant trading market disruptions or suspensions there could be further adverse effects on Reuters Group’s business. In addition, Reuters Group’s business could be adversely affected by further consolidations among clients and competitors.

Currency fluctuations and interest rate fluctuations may have a significant impact on the Group’s reported revenue and earnings.
Reuters Group reports results in pounds sterling but receives revenue and incurs expenses in more than 70 currencies and is thereby exposed to the impact of fluctuations in currency rates. Currency movements resulted in a small negative impact on Reuters Group operating profit in 2004. A strengthening of sterling from current levels, especially in relation to other currencies in which Reuters Group derives significant revenues or holds significant assets such as the euro or the US dollar, could adversely affect results in future periods. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in Reuters Group’s consolidated financial statements. In addition, an increase in interest rates from current levels could adversely affect the Group’s results in future periods.

Reuters Group may experience difficulties or delays in developing or responding to new customer demands or launching new products.
Reuters Group’s business environment is characterised by rapid technological change, changing and increasingly sophisticated customer demands and evolving industry standards. If Reuters Group is unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to respond and adapt to technological advancements and changing standards, its business may be adversely affected. In addition, Reuters Group may delay or halt the launch of new products and services; its existing products and services may cease to be attractive to customers; and new products and services that Reuters Group may develop and introduce may not achieve market acceptance. In the event any of the foregoing occurs, Reuters Group’s financial results could be adversely affected.

Reuters Group is dependent on third parties for the provision of certain network and other services.
Reuters Group has outsourced the day-to-day operation of most of its networks to Radianz, which also provides network services to companies in addition to Reuters Group. Although Reuters currently owns all the voting shares of Radianz, it intends to transfer ownership of Radianz to BT and conclude a long-term network services agreement currently being negotiated with BT. Accordingly, Reuters ability to affect the performance of Radianz may be limited and its business could be adversely affected as a result.

In connection with the 2001 acquisition of certain businesses and assets of Bridge, Reuters entered into a network services agreement with Savvis which was the primary provider of network services to Bridge. Reuters currently holds approximately 14% of Savvis’ voting share capital, which it has agreed to transfer as partial consideration for Telerate. In addition, Savvis has a network services agreement with Telerate, which Reuters would acquire in its pending acquisition of Telerate. Savvis has a majority controlling shareholder, and Reuters has very limited, if any, ability to affect the performance of Savvis.

Failure or inability of any third party that provides significant services to Reuters Group, such as Radianz or Savvis, to perform its obligations could adversely affect Reuters Group’s financial results.

The Group’s business may be adversely affected if its networks or systems experience any significant failures or interruptions or cannot accommodate increased traffic.
Reuters Group’s business is dependent on the ability to rapidly handle substantial quantities of data and transactions on its computer-based networks and systems and those of Radianz, Savvis and others. Any significant failure or interruption of such systems, including terrorist activities, could have a material adverse effect on its business and results of its operations. The continuing

Reuters Group PLC Annual Report and Form 20-F 2004	23

Back to Contents

OPERATING AND FINANCIAL REVIEW
continued

increase in the update rates of market data may impact product and network performance from time to time. Factors that have significantly increased the market data update rates include: the emergence of proprietary data feeds from other markets; high market volatility; decimalisation; reductions in trade sizes resulting in more transactions; new derivative instruments; increased automatically-generated algorithmic and program trading; market fragmentation resulting in an increased number of trading venues; and multiple listings of options and other securities. While Reuters Group has implemented a number of capacity management initiatives, there can be no assurance that Reuters Group and its network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

Reuters Group is exposed to a decline in the valuation of companies in which it has invested.
Reuters Group has entered into joint ventures with, and made strategic investments in, a number of companies and also has significant interests in companies and joint ventures such as Instinet Group and Factiva. The value of a number of these companies fluctuated widely from 2002 through to 2004, in part as a result of external market factors. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’ expectations, and external market and economic conditions. Reuters Group has limited ability to influence the management or performance of these companies.

Significant competition in the financial information and trading industries could adversely affect Reuters Group’s business.
Reuters Group faces significant competition in the financial information industry. The availability of public internet technology reduces barriers to entry and increases the availability of commoditised data in less expensive forms and loss of control over intellectual property. Instinet Group and Bridge Trading face competition from securities brokers, trading venues and other financial service providers, including many that are well-capitalised and substantially larger than Instinet Group or Bridge Trading, as the case may be, and have substantially greater financial, technical, marketing and other resources. If Reuters Group is unable to cope effectively with increased competitive pressure arising from the above or any other factors, its financial results could be adversely affected.

Changes in the regulatory environment could have an adverse effect on Reuters business.
The Securities Exchange Act of 1934 authorises brokers to provide research as well as trade executions to their clients in return for brokerage commissions. The payment of brokerage commissions to brokers who also provide proprietary or independent research is sometimes referred to as ‘soft dollars’. The SEC has been reviewing the operation and regulation of mutual funds and, as part of that review, may propose rules addressing the scope of information and other services that may be considered ‘research’ for this purpose. The UK FSA is also reviewing the regulatory requirements addressing the provision to institutional investors of brokerage and other services, including research and information services. The FSA has issued a policy statement on the definition of ‘research’ expressing its belief that raw data and market information generally do not constitute ‘research’. The FSA is expected later this year to propose rule changes to implement this policy.

The SEC and the US Congress are considering changes to the structure of US securities markets. On 15 December 2004, the SEC published for public comment an amended version of proposed ‘Regulation NMS’. Among other things, the proposed regulation would address access to and relations between trading centres and update the requirements for consolidating, distributing, and displaying market information. The SEC’s efforts in this area could result in additional regulation of or reduced operational flexibility for the provision of US market information by Reuters.

Financial services regulators in the United States and other jurisdictions continue to review business continuity and disaster recovery requirements for the institutions they regulate. To the extent that Reuters provides such institutions with services in areas subject to such requirements, Reuters services may have to meet such requirements.

At this time, Reuters Group is unable to predict the impact on its business or results of operations of any potential or proposed regulatory changes.

Changes in regulatory environment could have an adverse effect on Instinet Group’s business.
As a result of their compliance with the requirements of Regulation ATS, none of Instinet Group’s ATSs is currently required to register as a US national securities exchange. In May 2004, INET submitted a draft application to the SEC for registration as a national securities exchange and continues to discuss with the SEC issues related to the filing of a formal application for exchange registration. If INET or any of Instinet Group’s subsidiaries were to register voluntarily as a national securities exchange, or if the SEC were to require INET to do so, Instinet Group could become subject to substantial additional regulation, which might reduce its operational flexibility in ways that could have a material adverse effect on its business. Among other consequences, Instinet Group might be required to comply with fair representation or ownership requirements. These and other requirements could adversely affect its operations and could also result in material limitations or restrictions on Reuters equity interest in Instinet Group or Reuters ability to exercise its voting and other governance rights with respect to Instinet Group. Instinet Group’s ATSs are also subject to Regulation ATS and certain other rules, which require ATSs meeting certain trading volume criteria to provide quotation data to an SRO and to provide other broker-dealers execution access to such quotes.

Compliance with Regulation ATS could have an adverse effect on Instinet Group’s business, financial condition and operating results. In July 2002, the SEC also took action that resulted in the suspension of market data revenue sharing programmes in which INET (then known as Island ECN) participated and led to INET’s suspension of its own programme. These programmes were subsequently reinstated, but only for US exchange-listed securities. Regulation NMS proposes changes to the NMS Plan formulas governing the allocation of market data revenue among SROs, and thus the revenues available for SRO revenue-sharing programmes. The SEC has also indicated that it could allow the reinstatement of such programmes in NASDAQ-listed stocks in the future if its proposed allocation formulas were adopted. In January 2005, INET began sharing with subscribers a portion of the market data revenues it receives from SROs in American Stock Exchange-listed securities. Instinet Group is unable to determine whether the adoption of the proposed formulas would adversely impact the value of INET’s market data for purposes of determining an SRO’s share of market data revenue, and thus affect the revenues INET would be eligible to receive through SRO revenue sharing programmes. Instinet Group has been from time to time, and is currently, involved in discussions and proceedings with the SEC and some if its customers regarding the application of these and other SEC rules, which may have a material adverse effect on Instinet Group’s pricing policies and business operations. Future SEC rule-makings or interpretations relating to equities securities markets and market conditions could adversely affect Instinet Group’s business, financial condition and operating results. The NASD regulates the activities of Instinet Group’s US broker-dealer subsidiaries and its NASDAQ subsidiary competes with Instinet Group. The NASD, either directly or through subsidiaries, is able to propose, and often obtain SEC approval of rule changes that the Group believes can be to NASDAQ’s competitive benefit as a securities marketplace and to Instinet’s competitive disadvantage. Reuters Group is unable to predict at this time the impact of any proposed or potential changes to the regulatory environment in which Instinet Group and its affiliates operate, which may include additional changes to the NASDAQ marketplace considered by the NASD or the adoption by authorities in other jurisdictions of new methods for regulating electronic over-the-counter trading.

Reuters Group may be exposed to adverse governmental action in countries where Reuters conducts reporting activities.
As the world’s largest news and information company, Reuters Group may suffer discriminatory tariffs or other forms of adverse government intervention due to the nature of its editorial and other reporting activities.

Reuters Group may not be able to realise the anticipated benefits of existing or future acquisitions and disposals.
To achieve its strategic objectives, Reuters Group has acquired, invested in and/or disposed of, and in the future may seek to acquire, invest in and/or dispose of various companies and businesses. No assurance can be given that Reuters Group will realise, when anticipated or at all, the benefits it expects as a result of any acquisition, investment or disposal. Achieving the benefits of acquisitions and investments will depend on many factors, including the successful and timely integration, and in some cases the consolidation of products, technology, operations and administrative functions, of companies

24	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

that have previously operated separately. Considering the highly technical and complex nature of Reuters Group's products and services, these integration efforts may be difficult and time-consuming. In particular, the ability of Reuters to complete the Telerate acquisition and realise the anticipated benefits is subject to the risks that necessary regulatory approvals are not obtained; risks related to the integration of the companies’ operations and products following completion, including achieving expected synergies; and general risks associated with the companies’ businesses.

Achieving benefits of disposals will likewise depend on many factors, including realisation of appropriate value, successful separation of the businesses and operations and management of related costs, and achievement of any benefits sought in connection with the transaction. The ability of Reuters to complete the sale of Radianz to BT and realise the anticipated benefits is subject to the risks that the parties agree to a satisfactory price and other terms, that the conditions to such transactions will not be satisfied and that BT's acquisition and operation of Radianz results in the anticipated benefits and efficiencies to Reuters. There can be no assurance that Reuters will successfully sell all or any part of its stake in Radianz or that it will receive any particular price for it.

Reuters Group may identify issues with controls over financial reporting, as a result of the implementation project to achieve compliance with Sarbanes Oxley Act, section 404.
Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006 will be required to comply with section 404 of the US Sarbanes-Oxley Act of 2002. This requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, Reuters Group’s independent auditors must report on management’s evaluation of those controls. Reuters Group began working on necessary activities in 2003 and is in the process of documenting and testing its systems of internal controls over financial reporting to provide the basis for its certification. During this process, Reuters Group may identify deficiencies in its system of internal controls over financial reporting that may require remediation. At this stage, due to the ongoing evaluation and testing of Reuters Group’s internal controls, there can be no assurance that any such deficiencies identified may not be significant deficiencies or material weaknesses that would be required to be reported. Reuters Group complies with other elements of the Act that are already in force.

Reuters Group’s financial reporting will be impacted by compliance with International Financial Reporting Standards (effective 1 January 2005) or other changes mandated by regulatory authorities.
Reuters Group, along with all companies listed on an EU Stock Exchange, will be required to report its consolidated financial statements in accordance with International Financial Reporting standards (IFRS) in respect of accounting periods commencing on or after 1 January 2005. The first-time adoption rules of IFRS require the comparative financial information presented in the first set of IFRS financial statements to be prepared on a consistent basis. This will require us to restate our 2004 financial statemtents and present a series of reconciliations to the previously reported UK GAAP numbers. For US GAAP reporting, the US SEC has yet to determine whether we are required to present comparatives for the year ended 31 December 2002. Other material issues may become apparent during the conversion process. For additional information, see Section 8 – ‘Accounting Policies, US GAAP and International Financial Reporting Standards’.

Reuters Group PLC Annual Report and Form 20-F 2004	25

Back to Contents

DIRECTORS’ REPORT

The directors submit their annual report and audited financial statements for the year ended 31 December 2004.

01 ACTIVITIES
Reuters Group’s business is described on page 6. A detailed review of activities during 2004 and likely future developments is given on pages 6-10. Details of our research and development activity and expenditure is given on page 19.

02 SHARE CAPITAL AND DIVIDENDS
Details of the changes in the authorised and called-up share capital are set out in notes 26 and 27 on pages 66-67. Details of significant shareholdings are given on page 81.

An interim dividend of 3.85 pence per ordinary share was paid on 1 September 2004. The directors recommend a final dividend of 6.15 pence per ordinary share, giving a total of 10.0 pence per ordinary share for the year (2003: 10.0 pence). Subject to shareholders’ approval at the annual general meeting (AGM) to be held on 21 April 2005, the final dividend will be paid on 28 April 2005 to members on the register at the close of business on 11 March 2005.

03 EMPLOYEES
The total number of employees at 31 December 2004 was Reuters: 14,465; Instinet Group: 1,010 (31 December 2003: Reuters: 15,521; Instinet Group: 1,223). Details of average number of employees by segment are given on page 49.

Reuters policy is that selection of employees, including for recruitment, training, development and promotion, should be determined solely on their skills, abilities and other requirements which are relevant to the job and in accordance with the laws in the country concerned. Reuters equal opportunities policy is designed to ensure that disabled people are given the same consideration as others and enjoy the same training, development and prospects as other employees.

In the UK, as well as being a member of the Employers Forum for Disability, Reuters has made use of the services of both AbilityNet (which supplies technology for disabled users) and Employment Opportunities (a UK charity helping people with disabilities find and retain work). Reuters has successfully retained staff who have become disabled as well as integrated those who are disabled when they join the company. This has been possible by using innovative technological solutions and re-design of the way that jobs are handled, enabling individuals to contribute actively to business needs.

Reuters makes extensive use of its intranet as a communication tool to provide employees with the information they need to understand and achieve the company’s business objectives. Meetings are regularly held between management, employees’ union representatives and less formal groups of employees so that the views of employees can be taken into account in making decisions which may affect their interests. Reuters European Employee Forum operates as a pan-European works council. The CEO or other executive directors meet with the Forum regularly. Reuters regularly undertakes employee surveys to evaluate morale and to identify any employee issues that need to be addressed. The results are communicated to employees.

The Board values the courage and professionalism shown by employees operating in zones of conflict. Reuters keeps under review the adequacy of its policies, training and procedures for employees generally and for those working in dangerous places in particular. Reuters has reaffirmed the standing instructions to its employees to avoid risks wherever possible and for hostile environment training, protective equipment and post traumatic stress disorder training programmes to be provided to all employees who may need them.

04 CHARITABLE CONTRIBUTIONS
In 2004, Reuters continued to support community initiatives and charitable causes, mainly through the work of the Reuters Foundation charitable trust. A report on the activities of the Foundation and Reuters wider corporate social responsibility programme can be found in the Reuters Annual Review 2004 on pages 16-19 or at www.about.reuters.com/csr. Reuters donated cash totalling £2.4 million during 2004 (2003: £2.5 million). Reuters 2004 donations included a contribution of £500,000 to assist tsunami relief efforts. In addition to these cash contributions, employees are encouraged to give their time and skills to a variety of causes and Reuters provides equipment and information services free of charge.

It is Reuters Group’s policy not to make political contributions and none was made in 2004.

05 CREDITOR PAYMENT TERMS
It is Reuters normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. In the UK Reuters has signed up to the Better Payment Practice Code. Reuters policy is to make payments on time, provided suppliers perform in accordance with the agreed terms. Group trade creditors at 31 December 2004 were equivalent to 19 days’ purchases during the year (2003: 18 days).

06 AUTHORITY FOR COMPANY TO PURCHASE OWN SHARES
At the AGM held on 22 April 2004, shareholders renewed the company’s authority under section 166 of the Companies Act 1985 to make purchases of up to 143,254,000 ordinary shares at a price of not more than 5% above their average middle market quotation in the London Stock Exchange Daily Official List for the five business days prior to the date of purchase. The company did not repurchase any of its own shares during 2004.

07 POST BALANCE SHEET EVENTS
Details of post balance sheet events are given on page 70.

08 DIRECTORS
The names and biographical details of current directors are given on pages 27-28.

The following Board changes occurred during 2004:

22 April 2004 Ken Olisa joined the Board as a non-executive director. Sir John Craven stepped down from the Board and Dick Olver took on his role as senior independent non-executive director.

6 July 2004 Penny Hughes and Lawton Fitt were appointed as non-executive directors and Roberto Mendoza retired from the Board after six years of service.

1 October 2004 Niall FitzGerald succeeded Sir Christopher Hogg as Chairman of the Board.

16 December 2004 Ken Olisa was appointed to the Audit Committee and Ian Strachan joined the Remuneration Committee.

7 February 2005 Ian Strachan stood down from the Audit Committee.

Details of directors’ interests in the company’s shares, the remuneration of the non-executive directors and information on the service contracts and remuneration of the executive directors are set out on pages 32-40. A non-executive director is not required to hold ordinary shares in order to qualify as a director.

09 AUDITORS
The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution that they be reappointed will be proposed at the Annual General Meeting.

By order of the Board

Rosemary Martin
General Counsel and Company Secretary
7 March 2005

26	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

DIRECTORS AND SENIOR MANAGERS

The directors and senior managers of Reuters Group at 7 March 2005 are:

Name	Position	Position held since

Directors
Niall FitzGerald, KBE	Chairman; Director[1]	2004; 2003
Thomas Glocer	CEO; Director	2001; 2000
David Grigson	CFO; Director	2000
Devin Wenig	President of Business Divisions; Director	2003
Lawton Fitt	Director[1]	2004
Penelope Hughes	Director[1]	2004
Edward Kozel	Director[1]	2000
Kenneth Olisa	Director[1]	2004
Richard Olver	Director[1]	1997
Charles Sinclair	Director[1]	1994
Ian Strachan	Director[1]	2000

Senior Managers
Christopher Hagman	Global Head of Channels	2003
Alexander Hungate	Global Head of Marketing	2001
Geert Linnebank	Editor-in-Chief	2000
Rosemary Martin	General Counsel and Company Secretary	2003; 1999
Michael Sayers	Global Head of Operations & Technology	2003
Susan Taylor-Martin	Global Head of Strategy	2004
Christian Verougstraete	Global Head of Human Resources	2003
Simon Walker	Global Head of Corporate Affairs	2003

Notes:
1	Non-executive director

Directors
Niall FitzGerald, KBE Chairman; Chairman of the Nominations Committee. He is President of the Advertising Association, a Member of the World Economic Forum’s Foundation Board, Co-Chairman of The TransAtlantic Business Dialogue, Chairman of The Conference Board, Inc., a Fellow of the Royal Society for the encouragement of Arts, Manufactures & Commerce and the Association of Corporate Treasurers and a non-executive director of the Nelson Mandela Legacy Trust (UK). Former chairman and chief executive officer of Unilever PLC (1996-2004). Former non-executive director of Merck, Ericsson, Bank of Ireland and Prudential PLC. Age 59.

Thomas (Tom) Glocer CEO. Former CEO of Reuters Information (2000) and president & senior company officer, Reuters America (1998-2000). Appointed CEO, Reuters Latin America in 1997 after serving in Reuters legal department from 1993. Formerly practised law in New York, Paris and Tokyo with Davis Polk & Wardwell. Non-executive director of Instinet. Member of the Corporate Council of the Whitney Museum, The Madison Council of the Library of Congress, the Leadership Champions Group (Education) of Business in the Community, The Advisory Board of the Judge Institute of Cambridge University and of the International Advisory Panel of the Monetary Authority of Singapore. Age 45.

David Grigson CFO. Joined Reuters in August 2000 from Emap PLC where he was group finance director and chairman of Emap Digital. He is a qualified chartered accountant and a member of the FSA Practitioners Panel. Formerly held senior finance roles in the UK and US at Saatchi and Saatchi PLC (1984-1989). Held a number of financial positions at Esso UK from 1980 to 1984. Also a non-executive director of Instinet. Age 50.

Devin Wenig Executive director and President of Business Divisions. Former president, Investment Banking & Brokerage Services (2001-2003). Joined Reuters in 1993 as corporate counsel, Reuters America and held a number of senior management positions before being appointed President, Investment Banking & Brokerage Services in January 2001. Also a non-executive director of Instinet and Nastech Pharmaceutical Company. Age 38.

Lawton Fitt Non-executive director; member of the Audit Committee. Secretary (Chief Executive) of the Royal Academy of Arts. Non-executive director of CIENA Corporation and Citizen Communications. Previously a partner and managing director in Goldman Sachs & Co. Trustee of several not-for-profit organisations including contemporary arts centres in New York and Berlin. Age 51.

Penelope (Penny) Hughes Non-executive director; member of the Remuneration Committee. Director of The GAP Inc., Vodafone PLC, Skandinaviska Enskilda Banken, Trinity Mirror PLC, Molton Brown Limited and a Member of the Advisory Board of Bridgepoint Capital. Former president, Coca Cola Great Britain and Ireland. Former director of Bodyshop International PLC (1994-2000), Enodis PLC (1996-2001), SC Johnson (2002-2004) and web-angel (2000-2003). Age 45.

Edward (Ed) Kozel Non-executive director; member of the Remuneration Committee. Managing Director of Integrated Finance Limited, a financial advisory firm based in New York and director of Open Range Ventures LLC. Also a director of Yahoo!, Symbol Technology and Red Hat Inc. Formerly, a non-executive director of Cisco Systems Inc. (2000-2001), where he worked from 1989-2000 in a number of roles, including chief technology officer and senior vice president for business development. Also a former non-executive of TSI (2000-2001) and Narus Inc. (1999-2003). Prior to 1989 he worked with SRI International in California. Age 49.

Kenneth (Ken) Olisa Non-executive director; member of the Audit Committee. Chairman and CEO since February 2000 of Interregnum plc which he founded in 1992. Non-executive director of Adaptive Inc, BioWisdom, Open Text Corporation and Yospace Technologies Ltd. Ken is a Liveryman of the Worshipful Company of Information Technologists; a Freeman of the City of London; Chairman of homelessness charity, Thames Reach Bondway; a Governor of the Peabody Trust. Former Senior Vice President and General Manager of Wang Europe, Africa and the Middle East (1981-1992) and his career began at IBM (1974-1981). Former director of uDate.com and Metapraxis and former Postal Services Commissioner. Age 53.

Richard (Dick) Olver Non-executive director; Chairman of the Audit Committee; member of the Nominations Committee and Senior Independent Director. Chairman of BAe Systems PLC since July 2004. He worked for BP PLC and was deputy group chief executive (2003-2004) and CEO of BP Exploration & Production Division (1998-2002). A Member of the Institute of Civil Engineers. A Governor of New Hall School. Age 58.

Charles Sinclair Non-executive director; Chairman of the Remuneration Committee and member of the Nominations Committee. Group Chief Executive of Daily Mail and General Trust PLC since 1988. Joined Associated Newspapers in 1975 and held a number of roles prior to its merger into the Daily Mail Group in 1988. Non-executive director of Euromoney Institutional Investor, SVG Capital PLC and Medialaser. Former non-executive director of Schroders PLC (1999-2004). Fellow of the Institute of Chartered Accountants. Age 56.

Reuters Group PLC Annual Report and Form 20-F 2004	27

Back to Contents

DIRECTORS AND SENIOR MANAGERS
continued

Ian Strachan Non-executive director; member of the Remuneration Committee. Chairman of Instinet since 1 January 2003. Non-executive director of Transocean Inc., Johnson Matthey PLC, Xstrata PLC and Rolls Royce Group PLC. Former non-executive director of Harsco Corporation, deputy chairman of Invensys PLC (1999-2000) and chief executive officer of BTR PLC (1996-1999). Former deputy chief executive officer (1991-1995) and chief financial officer (1987-1991) of Rio Tinto PLC. Also a former non-executive director of Commercial Union PLC (1991-1995). Age 61.

Sir John Craven, Roberto Mendoza and Sir Christopher Hogg retired from the Board on 22 April 2004, 6 July 2004 and 30 September 2004 respectively.

Sir John Craven Non-executive chairman of Lonmin PLC since 1997. Non-executive chairman of Fleming Family & Partners. Former member of the Board of Managing Directors of Deutsche Bank AG and former executive chairman of Morgan Grenfell Group PLC (1989-1997). Former non-executive director of Gleacher & Co LLC (2000-2003), Rothmans International BV (1998-2000), Ducati SpA (1999-2000) and Société Générale de Surveillance SA. He is a Member of the Canadian and Ontario Institute of Chartered Accountants. Age 64.

Roberto Mendoza Chairman of Egg PLC and non-executive director of Prudential PLC, Vitro SA, The BOC Group PLC and Integrated Finance Limited. Former non-executive director of The BOC Group PLC (2002-2004) vice-chairman and director of JP Morgan & Co Inc. (1990-2000) and managing director of Goldman Sachs & Co (2000). Joined JP Morgan in 1967 with successive assignments in London and New York. Age 59.

Sir Christopher Hogg Chairman until 30 September 2004. Non-executive director of Air Liquide SA. Former non-executive chairman of GlaxoSmithKline PLC (2002-2004) (non-executive director since 1993) and of the Royal National Theatre (1995-2004). Former member of the International Council of JP Morgan (1988-2003). Former chairman of Courtaulds PLC (1980-1996) (chief executive 1979-1991) and of Allied Domecq PLC (1996-2002). Former non-executive director of the Bank of England (1992-1996). Age 68.

Senior managers
Christopher Hagman Global Head of Channels. Christopher joined Reuters in 1987 based in Sweden and has held various senior sales and general business management positions in Sweden, Netherlands and the UK before being appointed to his current post in April 2001. Age 46.

Alexander Hungate Global Head of Marketing. In 1993, Alex joined Reuters in London as a business development executive. From 1996 to 1998, he was executive vice president of Reuters Marketing before being appointed chief operating officer, Reuters America in 1999 and chief executive officer, Reuters America in 2000. Alex is also a Trustee of the Reuters Foundation. Before joining Reuters Alex worked at Booz Allen & Hamilton as a strategy consultant. Non-executive director of British America Business Inc. Age 38.

Geert Linnebank Editor-in-Chief. Geert became Editor-in-Chief in 2000 having held various editorial roles. Before he joined Reuters in 1983 he was a correspondent, EC and Belgium, for AP-Dow Jones – Brussels. Age 48.

Rosemary Martin General Counsel and Company Secretary. Rosemary joined Reuters in 1997 as Deputy Company Secretary and became Company Secretary in 1999. Appointed General Counsel in 2003. Rosemary has been the director of Reuters Foundation since 2000. Former partner at Mayer, Brown, Rowe & Maw for nine years. Member of Financial Services Authority Listing Authority Advisory Committee and a member of the Financial Review Council’s Turnbull Review Group. Age 44.

Michael Sayers Global Head of Operations and Technology. Michael joined Reuters in 1977 and has held a number of positions in both information technology and product management including Chief Technology Officer from 1998 until 2003. In 2003 he was appointed Global Head of Operations and Technology. He will be leaving the company during 2005. Age 51.

Susan Taylor-Martin Global Head of Strategy. Susan joined Reuters in 1993 in business development. She has held management positions in UK marketing, global product management and corporate strategy. Susan was appointed to her current role on 1 January 2004. Before joining Reuters, Susan worked in corporate finance for Smith Barney, Harris, Upham & Co. Age 41.

Christian (Chris) Verougstraete Global Head of Human Resources. Chris joined Reuters in 2003. He has executive responsibility for human resources strategy and operations throughout Reuters. Prior to joining Reuters Chris was executive vice president for Human Resources at S.A. Interbrew. Age 54.

Simon Walker Global Head of Corporate Affairs. Simon joined Reuters in 2003. Prior to joining Reuters, Simon was Communications Secretary at Buckingham Palace and director of communications at British Airways PLC. Age 51.

Graham Albutt Former president – Business Programmes. Graham joined Reuters in London in 1987. Held various posts in central and operational business functions. Non-executive director of Datamonitor PLC. Graham stepped down from the General Management Committee at the end of 2004 and left the company on 28 February 2005. Age 51.

28	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

CORPORATE GOVERNANCE

01 STATEMENT ON CORPORATE GOVERNANCE COMPLIANCE
Corporate governance – the system by which the company is directed and controlled – is an important subject for Reuters Group. The strength of the company’s corporate values, its reputation and its ability to deliver its business objectives depends, amongst other things, on the effectiveness of its corporate governance system.

External influences on the Group’s approach to corporate governance are:

•	the laws to which it is subject;

•	the rules which apply as a company listed on the London Stock Exchange and on NASDAQ in the US;

•	the regulations applied by financial services regulators around the world; and

•	the guidance given by investors and others interested in governance best practice.

Reuters monitors and responds to these, particularly in the UK and USA which are where most of the company’s shareholders are located, continuously improving the company’s internal governance systems as part of its business transformation.

Since 1 January 2004, the company has complied with the Combined Code on Corporate Governance published in July 2003 save that:

•	as described below, in 2004 the company modified its approach to performance evaluation of the Board to take account of the fact that a new Chairman and three new non-executive Directors were appointed during the year (code principle A6); and

•	no individual member of the Audit Committee has been identified by the Board as having ‘recent and relevant financial experience’(code principle C3.1). However, in common with all the non-executive directors, the members of the Audit Committee are all experienced and influential individuals, having the skills described in their biographies in ‘Directors’ (see pages 27 and 28) and the Board considers that, collectively, the members have the attributes required to discharge properly the Committee’s responsibilities.

The company also complies with all SEC and (with the exception of two waivers and one notification described below) NASDAQ governance requirements. The company has received waivers from NASDAQ from two provisions of its governance rules, in both cases on the basis that compliance with the rules would be contrary to standard UK business practice. For approximately fifteen years the company has operated under a waiver of NASDAQ’s requirement that all shareholder meetings require a quorum of at least one-third of outstanding voting shares; instead, the company’s Articles provide, as is typical for English public companies, that a quorum shall consist of any two shareholders.

The company has also received a waiver from NASDAQ’s provisions requiring shareholder approval of employee share-based incentive schemes. The company does seek and has received shareholder approval of its employee share-based incentive schemes to the extent required by UK regulation, including the UKLA Listing Rules. In addition, during 2004 the company notified NASDAQ that for a brief period from April to July 2004 it did not have three Audit Committee members as required by NASDAQ. One of the Audit Committee seats became vacant when Sir John Craven retired at the AGM in April 2004. The vacancy was filled when Lawton Fitt joined the Audit Committee in July 2004. During the interval the Audit Committee, which then comprised Dick Olver and Ian Strachan, met once on routine matters.

02 REUTERS TRUST PRINCIPLES
The company’s internal system of governance begins with the Reuters Trust Principles (see ‘Information for shareholders – Memorandum and articles of association – the Reuters Trust principles and The Founders Share Company’ on pages 82-83) which are designed to protect Reuters integrity and independence and represent the core values at the heart of Reuters business. They are set out in the company’s constitutional documents and in the Code of Conduct which applies to every Reuters employee. The Trust Principles are a fundamental part of our brand.

The directors are required by the articles to have due regard to the Trust Principles insofar as they are capable of being observed in accordance with their other duties as directors. Thus the Trust Principles are integral to the Board’s approach to the Group’s business.

03 THE BOARD
Board composition and directors’ independence
Niall FitzGerald chairs the company’s Board. He met the independence criteria set out in the Combined Code when he was appointed. His significant commitments, other than Reuters, are being a member of the World Economic Forum’s Foundation Board, Co-chairman of the TransAtlantic Business Dialogue and Chairman of The Conference Board. In addition, on 22 November 2004 he was appointed Chairman of the Nelson Mandela Legacy Trust (UK).

Reuters Group’s CEO is Tom Glocer, its CFO is David Grigson and its third executive director is Devin Wenig, President of Business Divisions.

There are seven non-executive directors on the Board, including Dick Olver who is the senior independent non-executive director. He is available to shareholders if they have concerns. No shareholder contacted him, or his predecessor, Sir John Craven, during 2004.

The quality of the individual directors, the balance of the Board’s composition and the dynamics of the Board as a group, ensure both the Board’s effectiveness and the inability of an individual or small group to dominate the Board’s decision making. The Board has determined that each of the non-executive directors is independent in character and judgement by reason of his or her personal qualities, and that each of the non-executive directors is ‘independent’ as that term is defined in NASDAQ and SEC governance requirements.

Each executive director receives a service contract on appointment (see the Remuneration Report for further information) and each non-executive director receives a letter setting out the terms of the appointment and specifying that the appointment is for a term of six years, subject to review after three years. Dick Olver and Charles Sinclair have continued to hold office beyond the initial six year term by agreement with the Board. Copies of the service contracts and non-executive directors’ letters of appointment are available to shareholders from the Company Secretary on request.

The articles of association provide that at each AGM any director appointed since the last annual general meeting shall stand for election by the shareholders and one third of the directors shall retire from office by rotation and be eligible for re-election by the shareholders. To recognise that some shareholders prefer all the directors to stand for re-election each year, at the 2005 annual general meeting each of the directors will retire from office and offer himself or herself for re-election.

Role of the Board and its committees
The Board is responsible for the success of the company within a framework of controls which enables risk to be assessed and managed. Its aim is for the group to achieve profitable growth within an acceptable risk profile. It seeks to achieve this by:

•	agreeing the strategic framework and keeping it under vigorous review;

•	monitoring the implementation of strategy through the operational plans;

•	focusing on long-term sustainable value creation;

•	safeguarding the longer-term values of the company, including its brand and corporate reputation;

•	overseeing the quality of management and how it is maintained at world class levels;

•	maintaining a governance framework that facilitates substance and not merely form.

A schedule of matters reserved for the Board’s decision identifies those matters that the Board does not delegate. It includes the approval of corporate objectives, strategy and the budget, significant transactions and matters relating to share capital.

The Board is assisted by its committees. Through the Audit Committee, it satisfies itself on the integrity of financial information and that the financial, operational and compliance controls and systems of risk management are robust. Through its Remuneration Committee, the Board determines appropriate levels of remuneration of executive directors and other senior managers. The Nominations Committee is the forum through which the Board discharges its role in nominating new directors and succession planning. These committees are described in more detail below.

Reuters Group PLC Annual Report and Form 20-F 2004	29

Back to Contents

CORPORATE GOVERNANCE
continued

There is a clear division of responsibilities between the running of the Board, which is the Chairman’s responsibility, and the running of the Reuters Group’s business, which is the CEO’s responsibility with the Board having oversight. The division of responsibilities is set out in a document approved by the Board.

Directors’ induction, training and information
On becoming Chairman, Niall FitzGerald began a comprehensive induction into Reuters Group, building on the knowledge he had previously acquired in his capacity as a non-executive director. Since becoming Chairman, he has met with employees, customers, shareholders and associates of Reuters Group and he has received briefings from the management team on their respective areas of responsibility.

Ken Olisa, Lawton Fitt and Penny Hughes are also receiving information and briefings as part of their induction into Reuters. They have each received a Directors’ Manual which provides them with information about Reuters and the operation of the Board and its committees. In addition, a series of briefings and site visits is being undertaken to gain insights into the group and to enable the directors to see business operations first hand. All directors are supplied with Reuters products.

Ongoing training for directors is available as appropriate. The company’s legal advisers and auditors provide briefings to the directors from time to time. In 2004 briefing topics included the new ethics and compliance guidelines for companies in the US, Sarbanes-Oxley Act 2002 which affects the company because its securities are registered with the SEC, and the new International Financial Reporting Standards. In addition, guest speakers are occasionally invited to join Board dinners to discuss topics of interest with the directors and opportunities are provided for non-executive directors to meet with shareholders, customers and others involved in Reuters business.

Monthly financial information is provided to the directors. Regular and ad hoc reports and presentations are prepared and circulated to the directors in advance of Board meetings, together with minutes and papers relating to the Board’s committees, to ensure the directors are supplied, in a timely fashion, with the information they need. They also have access to the Company Secretary who is responsible for advising the Board through the Chairman on all governance matters. The Company Secretary is appointed by, and can only be removed by, the Board. The directors may take independent professional advice at the company’s expense, although no such advice was sought during 2004.

Frequency of meetings
The Board met six times in 2004 and, in addition, held a strategy review meeting in June. The directors attended all the Board meetings in 2004 save that, by prior arrangement, Niall FitzGerald was absent from the February meeting and Roberto Mendoza, Charles Sinclair and Ed Kozel were each absent from one meeting.

Board effectiveness
Usually each year the Chairman meets at least once with the non-executive directors without the executive directors present. No such meeting was held in 2004 because of the change in the chairmanship of the Board but such meetings are being held in 2005.

Also, usually the senior independent non-executive director conducts a chairmanship review meeting at which the Chairman’s remuneration and performance are reviewed. However, no such meeting was held in 2004 since it was not considered that it would serve any useful purpose in view of Sir Christopher Hogg’s retirement as Chairman in October and replacement by Niall FitzGerald. The review will be reintroduced for 2005.

Each year the Chairman and the non-executive directors review the CEO’s performance and the CEO reviews the performance of the other executive directors as part of the company-wide employee performance review process.

In view of the Board alterations in 2004, namely the change in Chairman, the retirement of three non-executive directors and the appointment of three new non-executive directors, rather than having a retrospective effectiveness review for 2004 the Board concentrated on considering and determining how it should function, going forward. It plans an in-depth review of its effectiveness during 2005 using an external professional facilitator. The facilitated review in 2005 will also cover the effectiveness of the Board’s committees.

The Audit Committee did not conduct an effectiveness review for 2004 since it will be covered by the in-depth review being undertaken in 2005. However, the Remuneration Committee did undertake an evaluation of its performance during 2004. A questionnaire was circulated to the Committee members and the collated responses were discussed by the Committee and reported to the Board. Account will be taken of the results in the way the Committee is managed henceforth.

Board Committees
The Board delegates specific responsibilities to certain committees. Each Committee has its own terms of reference set by the Board. These are available on request from the Company Secretary or at www.about.reuters.com/csr/corporategovernance.

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

Members of the committee during 2004 were Dick Olver (Chairman), Lawton Fitt and Ken Olisa (since their appointments to the committee on 6 July 2004 and 16 December 2004 respectively), and Sir John Craven and Ian Strachan (until their retirements from the committee on 21 April 2004 and 8 February 2005 respectively). Each member of the committee is considered by the Board to be independent including under the SEC and NASDAQ definitions.

The Audit Committee does not include a member who is a ‘financial expert’, as defined in the Sarbanes-Oxley Act of 2002 and related SEC rules because the Board considers that none of the members clearly meets all the criteria set out in the relevant definitions nor has the Board identified a member of the committee as having recent and relevant financial experience. However, the Board considers that collectively the members have the requisite skills and attributes to enable the committee properly to discharge its responsibilities. The Company Secretary is secretary to the committee.

The Audit Committee’s remit, which is set out in its terms of reference, includes responsibility for:

•	the oversight responsibilities described in the above paragraphs and for reviewing compliance with laws, regulations, the company’s code of conduct and policies;

•	approving related party transactions to the extent required under NASDAQ rules;

•	monitoring the integrity of the company’s financial statements and any announcements relating to the company’s financial performance and reviewing significant financial reporting judgements contained in them;

•	monitoring and reviewing the effectiveness of the company’s internal audit function;

•	making recommendations to the Board, for it to put to the shareholders for their approval, regarding the appointment, re-appointment and removal of the external auditor and approving the remuneration and terms of engagement of the external auditor;

•	reviewing and monitoring the external auditor’s independence and the effectiveness of the audit process and developing and implementing policy on the engagement of the external auditor to supply non-audit services; and

•	overseeing the receipt, review and treatment of complaints received regarding accounting, internal accounting controls, auditing and compliance matters, whether through the company’s ‘whistleblower’ confidential helpline or otherwise.

The committee met four times in 2004 with the CEO, the CFO, other officers and the auditors attending as required. The auditors have unrestricted access to the Audit Committee and, in accordance with usual practice, met twice during the year privately with the committee, as did the Head of Audit.

30	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

The Chairman of the Audit Committee meets with the Head of Audit and with the external auditors before each Audit Committee meeting. All members of the Audit Committee attended every committee meeting during the year.

The committee reports its activities and makes recommendations to the Board. During 2004, the committee discharged the responsibilities described above. Its activities included:

•	formally reviewing the draft annual report and interim statement respectively and associated announcements, focusing on the main areas of judgement and critical accounting policies;

•	reviewing the findings of the external auditors and the report of the Head of Audit on internal audit activities;

•	reviewing the effectiveness of internal control systems, the risk management process and the compliance programme (including the whistleblower programme), paying particular attention to the work being undertaken in connection with section 404 of the Sarbanes-Oxley Act;

•	receiving the report of the CEO and the CFO on the processes followed prior to certification being given by them in accordance with Sarbanes-Oxley Act;

•	reviewing the external audit strategy and the external auditors’ report to the committee in respect of the annual report and interim statement;

•	keeping under review the proportion of non-audit fees to audit fees paid to the auditors and giving pre-approval to non-audit work undertaken by the auditors;

•	reviewing the effectiveness of the auditors and undertaking a competitive audit tender process which resulted in a recommendation being made to the Board to propose to shareholders that PricewaterhouseCoopers be retained as the company’s auditors; and

•	reviewing a report on the company’s corporate social responsibility activities.

The committee adopted a code of conduct for the company’s CEO and senior financial officers in 2003, in addition to the company’s general code of conduct. No amendments to, or waivers in respect of, either code were made during 2004. A copy of the codes is available on request from the Company Secretary and can be viewed at www.about.reuters.com. Instinet Group has also adopted a code of conduct which can be viewed at www.instinetgroup.com

The committee monitors adherence to the company’s Auditor Independence policy, which it prohibits Group entities from engaging the auditors in activities prohibited by the SEC. The policy permits the auditors to be engaged for other services provided the engagement is specifically approved in advance by the committee or meets the detailed criteria of specific pre-approved activities and is notified to the committee. However, any services where the expected level of fees is greater than £150,000 or the expected term is longer than one year, must be approved in advance by the committee. The exception to this is Instinet Group, which uses the same auditors as Reuters and, as a US publicly traded company, is separately subject to the auditor independence requirements and has an audit committee which oversees the use by Instinet of the independent auditors, under its own policy.

For details regarding fees paid to the Group’s auditors, see note 2 on the consolidated profit and loss account on page 47.

The committee may engage, at the company’s expense, independent counsel and other advisers as it deems necessary to carry out its duties. None was engaged during the year.

The Remuneration Committee has oversight of executive remuneration policy. Information concerning the Remuneration Committee is set out in the Remuneration Report on page 32.

The Nominations Committee makes recommendations to the Board about future appointments of non-executive directors, the Chairman and the CEO and considers recommendations from the CEO to the Board about the future appointment of executive directors. The committee gives due consideration to the Combined Code’s provisions relating to directors when making appointments to the Board. The terms of reference for the committee are available from the Company Secretary on request and can be viewed at www.about.reuters.com

In 2004, the composition of the committee was Sir Christopher Hogg (until his retirement in October), Dick Olver, Niall FitzGerald and Charles Sinclair (since his appointment to the committee in September 2004). The committee is chaired by Niall FitzGerald. The Board has determined that these directors are independent according to the NASDAQ and SEC definitions. The terms of reference require the committee to meet at least twice a year and it did so in 2004. A director may not attend or be involved in any decision concerning him or his successor. The committee has appointed an external adviser to assist it in its work in identifying potential candidates for non-executive directorships.

During 2004, the Nominations Committee recommended to the Board the appointments of Penny Hughes, Lawton Fitt and Ken Olisa. It also recommended the changes that were made to the Board’s committees’ membership during 2004 and the appointment of Dick Olver as senior independent non-executive director on Sir John Craven’s retirement from the Board.

04 EXECUTIVE COMMITTEES
The Group Management Committee (GMC), which is chaired by the CEO, implements strategy and manages the Group. It comprises the three executive directors and the senior managers listed on page 27. It met twenty-two times in 2004.

A Disclosure Committee, chaired by the CEO was set up in 2002. Its members, comprise the CEO, the CFO, the Global Head of Corporate Affairs, the General Counsel & Company Secretary, the Head of Audit, the Head of Global Finance, the Head of External Reporting, the Area General Counsel for the Americas and the Head of Investor Relations. The Committee meets formally five times a year to review the Group’s trading statements and financial results and to consider the adequacy of the Group’s disclosure controls and procedures. A sub-committee meets on an ad hoc basis to address disclosure matters arising between reporting periods.

05 RELATIONS WITH SHAREHOLDERS
The executive directors meet regularly with institutional shareholders and analysts. Non-executive directors are offered the opportunity to attend meetings with major shareholders and from time to time some attend the presentations of the annual results to analysts. When Niall FitzGerald became chairman he met with investors who expressed general satisfaction with the direction, performance and governance of the business.

An investor relations department is dedicated to facilitating communications between the company and its shareholders. It provides a regular report on investor relations as part of the routine Board report materials. In 2004 the company’s brokers carried out a survey of investors’ views and the results of this survey were communicated to the Board.

The company’s AGM is used as an opportunity to communicate with private investors. The chairmen of each of the Board committees are available to answer questions at the AGM and all directors are expected to attend the AGM. At the AGM the level of proxies lodged on each resolution and the balance for and against the resolution and the number of votes withheld are announced after the resolution has been voted on. At the 2005 AGM we will be introducing voting by proxy to replace voting by a show of hands as we consider proxy voting gives a better representation of shareholders’ views. The results of voting at the AGM in 2005 will be available at www.about.reuters.com

06 DIRECTORS’ RESPONSIBILITIES, INTERNAL CONTROLS AND FINANCIAL REPORTING
The directors’ responsibilities and information on internal controls and financial reporting can be found on page 41.

Reuters Group PLC Annual Report and Form 20-F 2004	31

Back to Contents

REMUNERATION REPORT

This report sets out the Reuters Group executive remuneration policy, structure and details of the remuneration received by directors and senior managers in respect of the year ended 31 December 2004. Shareholders will be invited to approve this report at the AGM on 21 April 2005.

01 CONSIDERATION OF REMUNERATION MATTERS
The Board has overall responsibility for determining the framework of executive remuneration and its cost, and is required to take account of any recommendations made by the Remuneration Committee. Through formal terms of reference, the Board has delegated to the Remuneration Committee oversight of the specific remuneration packages for the executive directors and consideration of executive remuneration issues generally, including the use of equity incentive plans in particular.

The Remuneration Committee consists solely of non-executive directors. All members of the Remuneration Committee have been determined by the Board to be independent as defined by NASDAQ. Its current members are Charles Sinclair (Chairman), Ed Kozel, Penny Hughes (from 6 July 2004) and Ian Strachan (from 16 December 2004). Roberto Mendoza ceased to be a member of the Remuneration Committee on 6 July 2004. The Company Secretary is secretary to the Remuneration Committee. The Remuneration Committee met four times in 2004. All members were present at each meeting.

The CEO and the Chairman normally attend meetings of the Remuneration Committee. Neither is present at any discussion concerning his own remuneration. During 2004, the Remuneration Committee was advised internally by the Global Head of Human Resources and the Global Head of Performance & Reward. The terms of reference permit the Remuneration Committee to obtain its own external advice on any matter, at the company’s expense. These executives take external advice and information from many sources in preparing proposals for the Remuneration Committee and received information from Towers Perrin, Mercer HR Consulting, Watson Wyatt and Kepler Associates in relation to remuneration decisions made during 2004. In addition, to ensure compliance with relevant laws and regulations, executives were provided with advice from Deloitte & Touche LLP, Linklaters and Shearman and Sterling LLP in respect of the two new share plans introduced in 2004, the Annual Bonus Profit Sharing Plan and the Restricted Share Plan.

02  DIRECTORS
The Remuneration Committee aims to ensure that remuneration and incentive arrangements are market-competitive, consistent with best practice and support the interests of shareholders.

In practical terms, this means that the reward structure for directors should attract, motivate and retain high-calibre individuals capable of successful leadership. To achieve this in a global business environment, Reuters executive remuneration must reflect the competitive practices of its principal competitors and the other multi-national businesses with which it competes for talent. The Remuneration Committee believes that market-determined executive compensation, with a heavy emphasis on the variable remuneration elements, is the best way to ensure that Reuters has the high performing executives necessary to achieve its immediate and longer-term strategic objectives. The Remuneration Committee has established a structure that ensures that the quantum of remuneration received by executives is commensurate with returns to shareholders.

Total executive remuneration is calibrated to deliver mid-market rewards at formally targeted levels of personal and corporate performance. Variable reward components provide an opportunity for much higher levels of remuneration where this is supported by above-target performance, whether on an individual level or in relation to short-term and longer-term business priorities. The annual cash bonus plan supports operational objectives over the financial year, while the long-term incentive plan will reward superior performance relative to competitors over the medium term and share options complement growth objectives.

Reuters continues to ensure that an increasing proportion of executive reward is variable and wholly dependent upon performance. As such, the structure of the individual packages currently in place includes a significant proportion of variable reward that is performance related, with basic pay representing well under a third of the target earnings potential. In 2004, excluding pension entitlements, the targeted composition of each executive director’s remuneration was as follows:

	Fixed		Variable

			Long-term
	Base pay	Bonus	incentives	Total
	%	%	%	%

Tom Glocer	17%	26%	57%	100%
David Grigson	29%	29%	42%	100%
Devin Wenig	29%	29%	42%	100%

Executive directors are required to build and maintain a personal equity stake in the company. The personal shareholding policy requires each executive director to accumulate a personal holding worth twice his basic salary within five years.

03 NON-EXECUTIVE DIRECTORS
Details of non-executive director appointments are contained on page 26.

Non-executive directors have letters of engagement rather than service contracts and are not eligible to participate in executive share plans. Charles Sinclair was invited to join the Board in October 1993, Dick Olver in September 1997, Ed Kozel in February 2000, Ian Strachan in April 2000, Niall FitzGerald in January 2003, Ken Olisa in April 2004, and Penny Hughes and Lawton Fitt in July 2004. Sir John Craven, who had been a non-executive director since February 1997, resigned from the Board on 22 April 2004 and Roberto Mendoza, who had been a non-executive director since February 1998, resigned on 6 July 2004. No letter of engagement contains any provision for compensation in the event of termination outside of the periods referred to above.

The Chairman’s remuneration is determined by the Board who, in reaching future decisions on appropriate fee levels, will continue to have regard to the remuneration arrangements of chairmen of other UK listed companies of a similar size and complexity.

Sir Christopher Hogg was Chairman from 1985 until 30 September 2004, when he also retired from the Board. His annual fee was £290,000. In addition, he received a pension entitlement as detailed on page 37. On 1 October 2004, Niall FitzGerald succeeded Sir Christopher Hogg as Chairman. Niall FitzGerald receives an annual fee of £500,000. This fee is fixed until 1 October 2007. The company does not provide a pension contribution to Niall FitzGerald.

Our shareholders determine the remuneration paid to the non-executive directors. From 1 January 2004, this is set at £50,000.

The Board determines the fees payable to each non-executive director who chairs a Board committee. For 2004, these were £15,000 per annum, £10,000 per annum and £5,000 per annum for chairing the Audit, Remuneration and Nominations Committees respectively. Until his retirement on 30 September 2004, Sir Christopher Hogg was Chairman of the Nominations Committee: he waived receipt of any fees. Niall FitzGerald succeeded Sir Christopher Hogg and he has also waived receipt of any committee chairmanship fees. Dick Olver, who replaced Sir John Craven as senior independent non-executive director, receives an additional £5,000 per annum for this role. From 2004, non-executive directors who are resident outside of Europe are eligible to receive a travel allowance of £5,000 for each Board meeting attended in the UK.

04 REMUNERATION STRUCTURE
It is Reuters general policy to construct executive remuneration packages as described below. However, in order to safeguard Reuters ability to recruit and retain the best senior executives, the Remuneration Committee believes it needs to maintain the freedom to negotiate terms of employment on an individual basis, taking account of the circumstances of each case. Where it is necessary, special arrangements will also be made to accommodate the needs of, for example, international executives who are required to relocate.

Basic salary and benefits
In formulating and reviewing pay packages for the executive directors, the Remuneration Committee receives comparator group information and assistance from independent remuneration consultants. In 2004, the Remuneration Committee reviewed the comparator group and reaffirmed its relevance. Reuters policy is to maintain a salary structure with salary ranges based upon the mid-market of this comparator group of companies. Individual salaries are positioned at an appropriate point within the salary range. In recognition of a reliance on the intellectual capital of its people, where appropriate, actual salaries are centred around the upper quartile position.

32	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

The Remuneration Committee takes account of the salary levels of other executives and senior managers. The executive directors indicated that they did not wish to receive a salary increase in 2004 and this was affirmed by the Remuneration Committee.

Non-cash benefits are provided to executive directors and the Chairman in line with normal market practice and detailed on pages 36-37. All executive directors receive a company car or an allowance and private healthcare benefits. Death and disability benefits are also provided to each executive director. Niall FitzGerald does not receive any death and disability or other benefits. Under the terms of Tom Glocer’s relocation agreement, Reuters Group provides accommodation in the UK and pays home leave expenses for him and his family.

Pensions
All executive directors participate in defined contribution arrangements. Since April 1999 it has been Reuters policy that all new UK employees, including executive directors, are offered participation in a defined contribution pension plan. In the case of UK executive directors, in lieu of pension provisions above the statutory earnings cap (where applicable) an additional taxable allowance is granted. The Remuneration Committee may substitute certain benefits following changes to UK pensions legislation. However, there is no intention to provide any additional compensation as a consequence of such changes. In the US, all employees are offered participation in a defined contribution (401K) plan. In lieu of a contribution on salary above the tax qualified limit, an additional contribution is granted to a Supplemental Employee Executive Retirement Plan (SERP). The SERP is unfunded.

Annual performance-related bonus
Contractual bonus arrangements are negotiated individually. The Remuneration Committee determines performance targets annually. Bonus payments are non-pensionable.

In 2004, the executive directors were eligible for an annual cash bonus, with a maximum level of 100% of base salary for all but Tom Glocer, whose maximum level was 150% of salary. Bonus targets were set on a sliding scale and included a mix of financial and strategic measures: 60% of the bonus potential was based on performance against financial measures (30% of which was dependent on our budgeted operating profit before restructuring, amortisation of goodwill and other intangibles and impairments – Target Operating Profit; 15% on our budgeted revenue; and 15% on a free cash flow target). The remainder of the bonus potential was divided equally between a target to improve the customer satisfaction survey result and the achievement of the Fast Forward programme transformational targets. In addition, stretch targets were established on the revenue measure and customer satisfaction result where, for significant out-performance, there was the potential for an additional 17.5% of bonus target. In February 2005, the Remuneration Committee considered 2004 performance, relative to the specified targets, and determined that the executive directors had earned bonuses of 99.4% of bonus potential.

Given that 2005 is the final year of the Fast Forward programme, the Remuneration Committee has increased the focus on achieving the financial results associated with the Fast Forward programme. In 2005, the Remuneration Committee will increase the emphasis on financial performance, with 80% of the maximum bonus potential being measured against Target Operating Profit, budgeted revenue and free cash flow targets with the remainder on customer satisfaction results. There is the potential to earn additional bonus payments based on significant out-performance against Target Operating Profit and customer satisfaction targets.

The Remuneration Committee retained the profit threshold, based on Target Operating Profit, below which no bonuses will be paid. The Remuneration Committee reviewed the shareholding requirements for the executive directors. Taking this into account, together with the changes in the tax treatment of deferred compensation in the US, the Remuneration Committee decided that no share-based deferral will apply to bonus payments. However, Tom Glocer has committed to increase his investment in Reuters shares by an amount at least equivalent in value to the post-tax component that would otherwise have been deferred.

Equity incentive plans
The executive directors also participate in a discretionary stock option plan (DSOP) and a long-term incentive plan (LTIP) designed to reward longer-term performance. Details of all share incentive awards outstanding for each executive director serving during 2004 are set out on pages 38 and 39.

All executive directors’ future entitlements are subject to the performance conditions applicable to the relevant plan. The Remuneration Committee has initiated a review of remuneration arrangements, including the structure of equity plans, to ensure that these are aligned with the achievement of the objectives to be established in Reuters growth strategy post the Fast Forward programme. Until completion of this review, other than as described below, Reuters has no present intention of making any significant change to the executive directors’ existing entitlements under these plans.

In 2004, the Remuneration Committee introduced an Annual Bonus Profit Sharing Plan and a Restricted Share Plan as discussed below.

LTIP: since 1993, Reuters has operated a long-term incentive plan which seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of contingent share rights to executive directors and to those senior managers most able to influence corporate performance. From 2003, awards have been based on the fair market value per share using option pricing methodology. The fair market value ascribed to each share for LTIP purposes is presently 43.8% of current market value.

The Remuneration Committee considers that relative total shareholder return (TSR) remains the most appropriate measurement criterion for the LTIP. Whilst endorsing relative TSR as a measure, the Remuneration Committee recognises that we do not fall naturally into any one of the existing FTSE industrial sectors. Accordingly, following a review of the comparator group, the Remuneration Committee believes that the FTSE 100 generally, rather than one individual sector or a bespoke peer group e.g. media and photography, remains the most appropriate peer group for comparison purposes.

Under the terms of his service contract, annual equity awards to Tom Glocer will be based on a fair market value, calibrated by reference to the average of the mid-market position of a comparator group of FTSE 100 companies, with significant international operations (excluding the top and bottom five companies measured by market capitalisation) and the mid-market position of a US comparator group comprising media companies. For both comparator groups, the data has been provided by Towers Perrin. LTIP awards will form part of the total equity grant. Details of the grants for 2004 are set out in the table on page 38.

For 2005, it is anticipated that the fair market value of Tom Glocer’s LTIP award will be approximately 100% of basic salary. David Grigson and Devin Wenig will receive awards of equivalent value: due to exchange rate fluctuations this represents a fair market value of around 67% and 85% of basic salary for David Grigson and Devin Wenig respectively. To be consistent with the objectives of the plan, and to ensure growth is measured relative to other major UK companies, performance is measured over a three-year period by comparing Reuters TSR with that of other companies comprising the FTSE 100 at the beginning of the period. The companies are ranked according to their TSR for the measurement period with the company having the highest TSR ranked first. As a matter of good practice, the measurements are verified independently before being presented to the Remuneration Committee for approval.

For 2004 awards, Reuters position on the list determines the extent to which plan awards will vest. Reuters must achieve median TSR performance for a proportion of the award to vest: full vesting only occurs for top quartile performance. At the 2004 AGM and from 2004, the shareholders approved the removal of the re-testing provision and accordingly the plan will not permit any extension of the measurement period if the awards do not, or only partially, vest. Awards that do not meet at least the median performance condition on completion of the performance period will lapse. Future awards shall continue to vest in full for top quartile performance, with one-third of the initial award vesting for median performance, with proportionate vesting for incremental performance between these points.

For awards made prior to 2003 that do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years under a re-testing provision. Awards granted in 2000 did not meet the performance condition required for vesting and accordingly, these awards lapsed.

Reuters Group PLC Annual Report and Form 20-F 2004	33

Back to Contents

REMUNERATION REPORT
continued

The pre-set vesting criteria for awards which vested during 2004 or which have not yet vested are shown in the table below together with the actual ranking at 31 December 2004 (or on vesting if earlier). Awards granted prior to 2004 that vest under the plan are not released until at least five years from the date of grant.

	Pre-set vesting criteria

Date measurement	Rankings for	Rankings for	Ranking at
period commenced	100% vesting	zero vesting	31 December 2004

1 January 2000	1 to 26	66 to 100	85
1 January 2001	1 to 25	51 to 100	85
1 January 2002	1 to 25	51 to 100	94
1 January 2003	1 to 25	51 to 100	70
1 January 2004	1 to 25	51 to 100	1

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

DSOP: a global discretionary stock option plan was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. Therefore, the options granted to executive directors can only vest if the percentage growth in our basic earnings per share (EPS) exceeds the percentage growth in the retail price index by more than 9% over the three year performance period. For awards made prior to 2004, if the target is not met, the performance period may be extended by up to two years with an increase of 3% in the hurdle rate of EPS growth for each year added to the performance period. If the target rate is not met by the end of the fifth year, the options will lapse.

These performance conditions were established in 2001 to retain management focus on earnings in a particularly challenging market. The Remuneration Committee believes that it is appropriate to retain these performance conditions for executive directors until the completion of the remuneration review referred to above. The review will determine whether it is appropriate to continue to operate the DSOP and if so, to determine whether an EPS performance condition is appropriate. The review will also consider whether it is more appropriate to use alternative equity related arrangements for the executive directors as Reuters looks beyond the Fast Forward programme. From 2004, the re-testing provisions have been removed and accordingly, new awards will not permit any extension of the measurement period. If the awards do not meet the EPS performance condition upon completion of the initial performance period they will lapse.

The performance conditions have been measured for the 2001 and 2002 grants: the first grants to executive directors with these performance conditions. The performance conditions were not met for either grant.

The executive directors are contractually entitled to participate in the DSOP. Under the terms of his service contract, annual equity awards to Tom Glocer are based on a fair market value using the option pricing methodology which currently ascribes to each share a value of 25.4% of the market price. 2004 awards are detailed in the table set out on page 39. For 2005, it is anticipated that the fair market value of Tom Glocer’s DSOP award will be approximately 200% of basic salary. David Grigson and Devin Wenig will receive awards of equivalent value. As the awards are calculated in sterling and Devin Wenig’s salary is denominated in US dollars, the proportion of his salary actually awarded is impacted by the exchange rate. At present, these awards represent a fair market value of approximately 133% and 170% of basic salary for David Grigson and Devin Wenig respectively. It is the Remuneration Committee’s practice to divide participants’ annual entitlements into two awards, normally made following the announcement of preliminary annual and half-yearly results.

With effect from 2004, to reduce the dilutive impact DSOPs have on shareholders’ interests, the number of participants was reduced significantly. Any participation will normally be confined to executive directors and members of the GMC. Other employees may be eligible to participate in the Restricted Share Plan (see following).

SAYE Plan: an all-employee international savings related share option plan is offered in which the executive directors are eligible to participate. Participants save a fixed monthly amount of up to £250 (subject to a maximum, established annually for each offer) for three years and are then able to use their savings to buy shares at a price set at a 20% discount to the market value at the start of the savings period. In line with market practice, no performance conditions are attached to options granted under this plan. For the 2004 offer, the fixed monthly savings amount was established at a maximum of £100 per month with a three year savings period.

Legacy plans: the following four plans are legacy plans under which Tom Glocer and Devin Wenig received awards prior to becoming executive directors. It is not intended that executive directors should receive any further awards under these plans.

Performance related share plan (PRSP): this plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. Tom Glocer and Devin Wenig hold awards granted before they became executive directors. The performance condition is the same as for the LTIP, although vested shares can be released three years after grant.

Deferred bonus share plan (DBSP): restricted share awards were made in 2000 as a special retention bonus to a total of around 100 senior managers, excluding the executive directors in office at that time. As a retention tool, and in line with the then market practice, they were made conditional only on remaining in employment until the shares vested. These awards vested in February 2002 and February 2003. Tom Glocer has previously deferred the vesting of his shares under the plans: these are due to vest in April 2005. The shares awarded under the plan are satisfied by existing shares from ESOTs.

Executive stock option plan (ESOP): Tom Glocer participated in an executive stock option plan operated in 1993 and 1994 prior to being appointed to the Board. Options under the plan carry no performance conditions and vested automatically on the third anniversary of grant.

Plan 2000: a one-off all-employee option grant was made in 1998 in order to support the retention of employees over the millennium period. In common with such all-employee plans, there is no performance condition to be satisfied. All employees, including the executive directors, were given the opportunity to apply for an option to acquire 2,000 shares at an exercise price of £5.50 per share. These options became exercisable in September 2001 and will normally expire in September 2005. A small supplementary grant was made to new employees in March 1999, at an option price of £8.14 and these will normally expire in March 2006. We may issue new shares to satisfy options granted under this plan.

Annual Bonus Profit Sharing Plan: on 18 December 2003, Reuters announced its intention to introduce a new profit-sharing plan across the all-employee population. This plan was introduced to focus employees on reward for profit growth. Executive directors and members of the GMC did not participate in this plan in 2004. For 2005, participation in this plan will exclude other senior executives. For 2004 performance awards will be made equivalent to 2% of the basic salary. Payments under the plan will typically be made in the form of shares which will normally be subject to a 12 month vesting period.

Restricted Share Plan (RSP): on 17 April 2004, at the AGM, the shareholders approved the introduction in 2004 of the RSP. Currently restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GMC. It is intended that, other than for executive directors and GMC members, employees will be eligible to participate in this plan instead of the DSOP. This plan enables Reuters to provide market-competitive remuneration, whilst reducing the dilution impact to shareholders. Other than in 2004, the year of introduction, employees would generally not be eligible to participate in the DSOP and the RSP in the same year. Following the introduction of the Annual Bonus Profit Sharing Plan, for 2005, the number of participants in the RSP will be significantly lower than in 2004. This will reduce the dilutive impact of the RSP.

34	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

05 PERFORMANCE GRAPH
Reuters TSR for the five years to 31 December 2004 compared with the return achieved by the FTSE 100 index of companies is shown below. This index is used as the comparator group for the performance conditions attached to the LTIP and PRSP referred to above. The calculations assume the reinvestment of dividends. Performance in respect of individual awards is shown on page 34.

06 SUBSIDIARY UNDERTAKING SHARE PLANS
A few subsidiary undertakings operate share plans over new or existing shares for their directors and employees. Of these, only the stock option plans operated by the Instinet Group are significant for the Group.

The Instinet 2000 Stock Option Plan permits the grant of options up to a maximum of 44.1 million shares of the common stock outstanding. Options may be granted to directors and employees of Instinet Group at an exercise price of not less than fair market value at the date of grant. Options normally vest in instalments over a three- or four-year period and may not exceed a term of ten years. Approximately 885 employees and directors of Instinet Group participate in the plan. At 31 December 2004, options were outstanding over approximately 25.8 million Instinet Group shares, equivalent to 7.7% of Instinet Group’s outstanding common stock. These options have exercise prices ranging from US$3.25 to US$18.70 per share with a term of seven years from grant.

As a result of the acquisition by the Instinet Group of Island in 2002, a further 416,406 shares under option were outstanding under the Island stock option plan (and are now exercisable into Instinet Group common stock) as at 31 December 2004. Exercise prices range from US$0.91 to US$9.23 (on an adjusted basis) with a term of ten years from grant. In 2004 Instinet obtained shareholder approval for a new Performance Share Plan, whereupon shares may vest to participants if Instinet achieves certain specified performance objectives over a three year period. For 2004 grants, the performance condition related to the achievement of a target return on equity.

07 SERVICE CONTRACTS
It is Reuters policy that new executive directors be offered notice periods of not more than one year. Reuters recognises, however, that, in the case of appointments from outside the company, a longer notice period may initially be necessary, reducing to one year subsequently. The Remuneration Committee ensures that appropriate provisions are in place in the event of the termination of any director’s service contract.

Tom Glocer has a service contract, with an effective date of 23 July 2001, normally terminable by him on 90 days’ notice or, where due to our fault, on 30 days’ notice. We may terminate without cause on 30 days’ notice. In the event of termination by Tom Glocer due to our fault or by us without cause, Tom Glocer’s compensation will be limited to a maximum of 12 months’ accrued benefits being annual salary, annual bonus and pension contributions.

However, in the event of a change in control of the company, Tom Glocer would have been entitled to a maximum amount of compensation based on 20 months’ salary, annual bonus and pension contributions, if such change of control had occured prior to 1 July 2004. He will be entitled to 16 months’ salary, annual bonus and pension contributions, if such event occurs prior to 1 July 2005 and 12 months’ salary, annual bonus and pension contributions thereafter.

In the event of termination at any time which is not due to the fault of Tom Glocer, he retains the benefit of any outstanding share plan awards as if his employment had not ceased. In addition, Tom Glocer and his family retain the life assurance and private healthcare benefits provided by Reuters for one year following termination.

David Grigson’s and Devin Wenig’s contracts have effective dates of 21 June 2001 and 17 February 2003 respectively, and can be terminated on one year’s notice. Any termination payment will not exceed an amount equal to the sum of annual salary, bonus and 12 months’ pension contributions paid by Reuters.

On a change of control of the company, all the executive directors are entitled to terminate their contracts on one month’s notice unless the acquiring party has, within three months of the change of control, agreed to adopt and uphold the Reuters Trust Principles (see page 82). Termination payments of a maximum of 12 months’ salary, annual bonus and 12 months’ pension contributions are payable to David Grigson and Devin Wenig (and to Tom Glocer as previously detailed) in such circumstances.

All executive directors have contractual terms that limit the ability of an executive director to work for a defined list of competitor companies for a period of time. These provisions are in place to protect intellectual property and commercially sensitive information.

08 POLICY ON EXTERNAL APPOINTMENTS
Reuters recognises that executive directors may be invited to become non-executive directors of other companies or to become involved in charitable or public service organisations. As the Board believes that this can broaden the knowledge and experience of directors to its benefit, it is Reuters policy to approve such appointments, provided there is no conflict of interest and the commitment required is not excessive. Board approval is required and directors are permitted to retain cash-only fees paid for such appointments. No executive directors retained any fees for external directorships during 2004 except for Devin Wenig who received fees of US$19,125, which includes an annual fee of US$3,000 and US$16,125 in fees for attending board and committee meetings, and US$3,913 in travel expenses, in his capacity as director of Nastech Pharmaceutical Company.

Reuters Group PLC Annual Report and Form 20-F 2004	35

Back to Contents

REMUNERATION REPORT
continued

09 DIRECTORS’ REMUNERATION FOR 2004

								2004		2003

							Compensation
	Salary/				Expense		for loss
	fees	Bonus	Benefits	[7]	allowances	[8]	of office	Total	[12]	Total
	£000	£000	£000		£000		£000	£000		£000

Chairman
Sir Christopher Hogg[1]	218	–	66		–		–	284		278
Niall FitzGerald, KBE[2]	163	–	–		–		–	163		35

Non-executive directors
Sir John Craven	19	–	–		–		–	19		45
Lawton Fitt[3]	25	–	–		–		–	25		n/a
Penny Hughes[3]	25	–	–		–		–	25		n/a
Ed Kozel[4]	50	–	–		15		–	65		35
Roberto Mendoza	26	–	–		–		–	26		35
Ken Olisa[5]	35	–	–		–		–	35		n/a
Dick Olver	69	–	–		–		–	69		50
Charles Sinclair	60	–	–		–		–	60		45
Ian Strachan[6]	243	–	–		–		–	243		204

Executive directors
Tom Glocer[9]	816	1,217	289		–		–	2,322		1,898
David Grigson[10]	400	398	6		68		–	872		785
Devin Wenig[11]	330	328	17		11		–	686		609

Total emoluments of directors[12]	2,479	1,943	378		94		–	4,894		4,019

Other senior managers as a group (9 persons) (2003: 10 persons)[13]	2,623	1,959	255		189		–	5,026		5,957

Notes: (For disclosure purposes, all amounts have been rounded up to the nearest thousand. The following conversion rates were used: US$1.82: £1 and CHF2.28: £1).

1	Sir Christopher Hogg retired on 30 September 2004. He received benefits comprising a company car benefit of £7,418, medical benefits of £1,470 and tax and national insurance benefits of £26,400. Reuters also made him a gift of his company car, with a value of £30,000.

2	Niall FitzGerald became Chairman on 1 October 2004. Prior to that, Niall FitzGerald did not personally receive the non-executive director payment of £37,500 which was made directly to Unilever PLC.

3	Penny Hughes and Lawton Fitt joined as non-executive directors on 6 July 2004.

4	The £15,000 allowance to Ed Kozel represents travel allowances to attend UK Board meetings.

5	Ken Olisa joined as a non-executive director on 22 April 2004. His non-executive director fee was paid directly to Interregnum PLC.

6	Fees paid to Ian Strachan include US$ 350,000 in respect of his position as a non-executive director (Chairman) of Instinet Group and £50,000 in respect of his position as Reuters non-executive director. In 2003 he received 20,718 restricted stock units from Instinet Group which vested in May 2004.

7	Items included under Benefits are those provided as goods and services received during the year.

8	Items included under Expense allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.

9	Non-cash benefits received by Tom Glocer included accommodation costs of £228,204, travel expenses of £29,605 and company car and healthcare benefits totalling £23,675 and long-term disability insurance of £6,525.

10	David Grigson received healthcare benefits of £1,913 and long-term disability insurance of £3,200. Allowances consist of a car allowance of £7,420 and a retirement allowance of £59,750.

11	Devin Wenig’s benefits consist of healthcare and travel benefits of £16,149. Allowances consist of a car allowance of £10,549. Devin Wenig’s salary is paid in US dollars and is contractually split between his role as executive director and President of Business Divisions.

12	The total aggregate emoluments for the directors for the period 1 January 2004 to 31 December 2004 which excludes termination payments were £4.9 million. The total equivalent emoluments for 2003, which included the emoluments of Philip Green who served until 31 July 2003, were £4.4 million, excluding termination payments of £0.6 million.

13	Graham Albutt stood down from the GMC on 31 December 2004 and left the company on 28 February 2005.

36	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

Directors’ pensions
Tom Glocer, David Grigson and Devin Wenig participate in defined contribution pension arrangements.

Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary during 2004 and 25% of his base salary for 2005. David Grigson is a member of the Reuters Retirement Plan in the UK and receives a contribution in respect of pension benefits equal to 20% of the UK earnings cap. Both are entitled to a lump sum death-in-service benefit, whilst in service, of four times basic salary.

Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of US$1 million.

Our contributions and allocations (including the cost of life cover) in respect of these directors in 2004 were:

		Company contribution
	Age	in respect of period £000

Tom Glocer	45	208
David Grigson	50	24
Devin Wenig	38	21

Details of the pension earned by Sir Christopher Hogg during 2004 and the benefits provided on his retirement are as set out in the following table.

					Increase
				Increase	in accrued			Transfer value		Transfer value		Change in
			Director’s	in accrued	pension	Accrued		of accrued		of accrued		transfer value
		Accrued	contributions	pension	during the	pension at		pension		pension		over the year,
		pension at	during	during	year (net of	31 December		31 December		31 December		net of director’s
		retirement	the year	the year	inflation)	2004	[1]	2003	[1]	2004	[1]	contributions
	Age	£000	£000	£000	£000	£000		£000		£000		£000

Sir Christopher Hogg	68	141	–	18	18	–		1,878		–		(1,878)

Notes:
1	Following Sir Christopher Hogg’s retirement on 30 September 2004 and in accordance with the provisions contained in his Pension Deed we elected to pay a lump sum of £2,257,967 in substitution for the pension benefit due. The difference between the lump sum and the transfer value of the accrued pension as at 31 December 2003 represents the increase in the value of Sir Christopher Hogg’s accrued benefits during 2004. The amount of the lump sum was calculated by an independent actuary, as the net present value of the pension benefit that would otherwise be payable to Sir Christopher Hogg. There was therefore no remaining obligation in relation to pension benefits at the year-end.

Reuters also paid an amount of £3,600 in respect of life cover for Sir Christopher Hogg.

The information shown complies with requirements under both the UK Listing Authority and the Directors’ Remuneration Report Regulations 2002. The transfer value at the start of the year has been calculated in accordance with the guidance note ‘GN11’ published by the Institute of Actuaries and Faculty of Actuaries.

The total amount of contributions or accruals made in 2004 to provide pension and similar benefits for the directors was £693,315 (2003: £368,000) and for the directors and the other senior managers as a group was £1,622,626 (2003: £1,024,000). These figures include the increase in the value of Sir Christopher Hogg’s accrued benefits over the nine months to his retirement and the contribution of £460,000 paid into the Reuters Supplementary Pension Scheme in respect of David Ure (see the past directors section below for further details). These aggregate figures also include an accrual of £58,000 and £65,000 respectively for the investment returns within the US executive pension arrangements. These investment returns are calculated based on each individual’s notional fund choices made by reference to actual investment funds and the actual investment returns achieved on these funds.

Reuters Group PLC Annual Report and Form 20-F 2004	37

Back to Contents

REMUNERATION REPORT
continued

Directors’ interests in long-term incentive plans[5]

						Market value
				Number at		per share					Number at
				1 January		at grant					31 December
				2004	Number	for awards	Number		Number	Number	2004		Date
				(or later	granted	made	vested		(exercised)	(lapsed)	(or earlier	End of	from which
		Date of		date of	during	during	during		during	during	date of	qualifying	rights are	Expiry
	Plan[1]	award		appointment)	period	period	period	[2]	period	period	departure)	period	exercisable	date

Tom Glocer[5]	PRSP[3]	15 Mar 2000	[4]	33,518	–	–	–		–	–	33,518	31 Dec 04	1 Jan 05	31 Dec 06
	LTIP[3]	25 Jun 2001		174,451	–	–	–		–	–	174,451	31 Dec 05	1 Jan 06	31 Dec 07
		20 Feb 2002		234,974	–	–	–		–	–	234,974	31 Dec 05	1 Jan 07	31 Dec 08
		24 Feb 2003		1,731,277	–	–	–		–	–	1,731,277	31 Dec 05	1 Jan 08	31 Dec 09
		23 Feb 2004		–	544,094	407p	–		–	–	544,094	31 Dec 06	1 Jan 07	31 Dec 10
	DBSP	24 Mar 2000	[4]	75,000	–	–	–		–	–	75,000	15 Feb 02	6 Apr 05	n/a
		30 May 2000	[4]	60,000	–	–	–		–	–	60,000	15 Feb 03	6 Apr 05	n/a

Total				2,309,220	544,094	–	–		–	–	2,853,314

David Grigson[5]	LTIP[3]	5 Dec 2000		42,579	–	–	–		–	–	42,579	31 Dec 04	1 Jan 05	31 Dec 06
		25 Jun 2001		26,294	–	–	–		–	–	26,294	31 Dec 05	1 Jan 06	31 Dec 07
		20 Feb 2002		37,205	–	–	–		–	–	37,205	31 Dec 05	1 Jan 07	31 Dec 08
		24 Feb 2003		200,000	–	–	–		–	–	200,000	31 Dec 05	1 Jan 08	31 Dec 09
		23 Feb 2004		–	200,000	407p	–		–	–	200,000	31 Dec 06	1 Jan 07	31 Dec 10

Total				306,078	200,000	–	–		–	–	506,078

Devin Wenig[5]	PRSP[3]	1 Apr 1999	[4]	15,489	–	–	–		–	–	15,489	31 Dec 02	1 Jan 03	31 Dec 05
		15 Mar 2000	[4]	18,166	–	–	–		–	–	18,166	31 Dec 04	1 Jan 05	31 Dec 06
		29 Mar 2001	[4]	20,704	–	–	–		–	–	20,704	31 Dec 05	1 Jan 06	31 Dec 07
	LTIP[3]	25 Jun 2001	[4]	2,295	–	–	–		–	–	2,295	31 Dec 05	1 Jan 06	31 Dec 07
		20 Feb 2002	[4]	22,047	–	–	–		–	–	22,047	31 Dec 05	1 Jan 06	31 Dec 08
		24 Feb 2003		200,000	–	–	–		–	–	200,000	31 Dec 05	1 Jan 08	31 Dec 09
		24 Feb 2004		–	200,000	407p	–		–	–	200,000	31 Dec 06	1 Jan 07	31 Dec 10

Total				278,701	200,000	–	–		–	–	478,701

Other senior
managers as a
group (9 persons)
(2003: 10 persons)[6]
	PRSP[3]	15 Sep 1998		27,297	–	–	–		(27,297)	–	–	31 Dec 00	1 Jan 01	31 Dec 04
		1 Apr 1999		20,925	–	–	–		–	–	20,925	31 Dec 01	1 Jan 02	31 Dec 05
		15 Mar 2000		88,642	–	–	–		–	–	88,642	31 Dec 04	1 Jan 05	31 Dec 06
		29 Mar 2001		64,741	–	–	–		–	–	64,741	31 Dec 05	1 Jan 06	31 Dec 07
	LTIP	25 Jun 2001		5,279	–	–	–		–	–	5,279	31 Dec 05	1 Jan 06	31 Dec 07
		20 Feb 2002		83,372	–	–	–		–	–	83,372	31 Dec 05	1 Jan 06	31 Dec 08
		24 Feb 2003		649,863	–	–	–		–	–	649,863	31 Dec 05	1 Jan 06	31 Dec 09
		4 Aug 2003		208,333	–	–	–		–	–	208,333	31 Dec 05	1 Jan 06	31 Dec 09
		23 Feb 2004		–	477,812	407p	–		–	–	477,812	31 Dec 06	1 Jan 07	31 Dec 10

Total				1,148,452	477,812	–	–		(27,297)	–	1,598,967

Notes:
1	See performance conditions attached to these awards, as described in section 04 above.

2	No share awards vested during 2004.

3	PRSP awards are available for exercise immediately on vesting. The qualifying period may be extended by up to two years where vesting does not occur or is only partial after the initial three-year period. LTIP awards to executive directors prior to 2004 are subject to a retention period of two years from vesting, save that this is reduced to one year where the performance period has been extended to five years.

4	The indicated awards were made prior to the appointment of the relevant individual as an executive director.

5	2005 awards are described on page 33.

6	Graham Albutt left the company on 28 February 2005.

38	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

Directors’ share options

						Number at						Number at
						1 January						31 December
						2004	Number	Number		Number	Number	2004
				Exercise		(or later	granted	vested		(exercised)	(lapsed)	(or earlier	Earliest
				price	[4]	date of	during	during		during	during	date of	exercise		Expiry
	Plan	Date of grant		(pence)		appointment)	period	period	[5]	period [5]	period	departure)	date		date

Sir
Christopher
Hogg	SAYE[3]	11 Mar 1999		667		1,011	–	1,011		–	(1,011)	–	21 May 2004		1 Nov 2004

Total						1,011	–	1,011		–	(1,011)	–

Tom Glocer[6]	DSOP[3]	25 Jun 2001		862		565,113	–	–		–	–	565,113	25 Jun 2005		25 Jun 2011
		20 Feb 2002		528		461,295	–	–		–	–	461,295	20 Feb 2006		20 Feb 2012
		2 Aug 2002		266		915,654	–	–		–	–	915,654	2 Aug 2006		2 Aug 2012
		24 Feb 2003		135		1,307,514	–	–		–	–	1,307,514	24 Feb 2006		24 Feb 2013
		4 Aug 2003		245		706,594	–	–		–	–	706,594	4 Aug 2006		4 Aug 2013
		23 Feb 2004		407		–	789,430	–		–	–	789,430	23 Feb 2007		23 Feb 2014
		27 Aug 2004		321		–	1,000,928	–		–	–	1,000,928	27 Aug 2007		27 Aug 2014
	ESOP[3]	9 Feb 1994	1&2	US$7.28		13,716	–	–		–	–	13,716	9 Feb 1997		9 Feb 2005
	SAYE[3]	16 Apr 2003		90		4,200	–	–		–	–	4,200	1 Jun 2006		1 Dec 2006
		7 Apr 2004		314		–	1,200	–		–	–	1,200	1 Jun 2007		1 Dec 2007
	Plan 2000[3]	24 Sep 1998	[2]	550		2,000	–	–		–	–	2,000	24 Sep 2001	[2]	4 Sep 2005

Total						3,976,086	1,791,558	–		–	–	5,767,644

David Grigson[6]	DSOP[3]	25 Jun 2001		862		92,807	–	–		–	–	92,807	25 Jun 2005		25 Jun 2011
		20 Feb 2002		528		75,757	–	–		–	–	75,757	20 Feb 2006		20 Feb 2012
		2 Aug 2002		266		150,375	–	–		–	–	150,375	2 Aug 2006		2 Aug 2012
		24 Feb 2003		135		200,000	–	–		–	–	200,000	24 Feb 2006		24 Feb 2013
		4 Aug 2003		245		200,000	–	–		–	–	200,000	4 Aug 2006		4 Aug 2013
		23 Feb 2004		407		–	122,950	–		–	–	122,950	23 Feb 2007		23 Feb 2014
		27 Aug 2004		321		–	155,892	–		–	–	155,892	27 Aug 2007		27 Aug 2014
	SAYE[3]	11 Apr 2002		448		2,216	–	–		–	(2,216)	–	1 Jun 2007		1 Dec 2007
		16 Apr 2003		90		4,200	–	–		–	–	4,200	1 Jun 2006		1 Dec 2006
		7 Apr 2004		314		–	1,200	–		–	–	1,200	1 Jun 2007		1 Dec 2007

Total						725,355	280,042	–		–	(2,216)	1,003,181

Devin Wenig[6]	DSOP[3]	27 Dec 2000	[2,3]	1,139		6,913	–	1,729		–	–	6,913	27 Dec 2001		27 Dec 2007
		25 Jun 2001	[2,3]	862		9,135	–	2,284		–	–	9,135	25 Jun 2002		25 Jun 2011
		20 Feb 2002	[2,3]	528		25,936	–	6,484		–	–	25,936	20 Feb 2003		20 Feb 2012
		2 Aug 2002	[2,3]	266		200,000	–	50,000		–	–	200,000	2 Aug 2003		2 Aug 2012
		24 Feb 2003		135		200,000	–	–		–	–	200,000	24 Feb 2006		20 Feb 2013
		4 Aug 2003		245		200,000	–	–		–	–	200,000	4 Aug 2006		4 Aug 2013
		23 Feb 2004		407		–	122,950	–		–	–	122,950	23 Feb 2007		23 Feb 2014
		27 Aug 2004		321		–	155,892	–		–	–	155,892	27 Aug 2007		27 Aug 2014
	SAYE[3]	7 Apr 2004	[1]	US$7.27		–	1,200	–		–	–	1,200	1 Jun 2007		1 Dec 2007
	Plan 2000[3]	24 Sep 1998	[2]	550		2,000	–	–		–	–	2,000	24 Sep 2001		24 Sep 2005

Total						643,984	280,042	60,497		–	–	924,026

Other senior
managers
as a group
(9 persons)
(2003: 10
persons)[7]
	SAYE[3]	11 Mar 1999		667		1,011	–	1,011		–	(1,011)	–	1 May 2004		1 Nov 2004
		12 Apr 2001		832		814	–	814		–	(814)	–	1 Jun 2004		1 Dec 2004
		11 Apr 2002		448		6,032	–	–		–	(4,760)	1,272	1 Jun 2005		1 Dec 2005
		16 Apr 2003		90		16,800	–	–		–	–	16,800	1 Jun 2006		1 Dec 2006
		7 Apr 2004		314		–	8,400	–		–	–	8,400	1 Jun 2007		1 Dec 2007
	DSOP[3]	27 Dec 2000		1,139		34,764	–	8,693		–	–	34,764	27 Dec 2001		27 Dec 2007
		25 Jun 2001		862		5,800	–	1,450		–	–	5,800	25 Jun 2002		25 Jun 2006
		25 Jun 2001		862		43,500	–	10,874		–	–	43,500	25 Jun 2002		25 Jun 2011
		21 Dec 2001		692		2,025	–	506		–	–	2,025	21 Dec 2002		21 Dec 2011
		20 Feb 2002		528		5,697	–	1,424		–	–	5,697	20 Feb 2003		20 Feb 2007
		20 Feb 2002		528		95,484	–	23,871		–	–	95,484	20 Feb 2003		20 Feb 2012
		2 Aug 2002		266		150,000	–	37,500		–	–	150,000	2 Aug 2003		2 Aug 2007
		2 Aug 2002		266		700,000	–	175,000		–	–	700,000	2 Aug 2003		2 Aug 2012
		24 Feb 2003		135		612,315	–	153,078		(56,828)	–	555,487	24 Feb 2004		24 Feb 2013
		1 Apr 2003		108		350,208	–	87,552		–	–	350,208	1 Apr 2004		1 Apr 2013
		4 Aug 2003		245		792,550	–	198,137		(37,500)	–	755,050	4 Aug 2004		4 Aug 2013
		23 Feb 2004		407		–	429,625	–		–	–	429,625	23 Feb 2005		23 Feb 2014
		27 Aug 2004		321		–	487,676	–		–	–	487,676	27 Aug 2005		27 Aug 2014
	Plan 2000[3]	24 Sep 1998		550		14,000	–	–		–	–	14,000	24 Sep 2001		24 Sep 2005

Total						2,831,000	925,701	699,910		(94,328)	(6,585)	3,655,788

Reuters Group PLC Annual Report and Form 20-F 2004	39

Back to Contents

REMUNERATION REPORT
continued

Directors’ share options continued

Notes:
1	The options indicated are over American Depositary Shares (ADSs). Each ADS represents six ordinary shares, is denominated is US dollars and trades on NASDAQ. For the purposes of this disclosure, ADSs have been converted into the equivalent number of ordinary shares and an equivalent option price.
2	The indicated awards were made prior to the appointment of the relevant individual as an executive director. The DSOP options granted prior to the appointment as an executive director have no performance condition.
3	Options granted under the SAYE Plan, Plan 2000 and the ESOP have no performance conditions. Save as disclosed in note 2 above, exercise of each DSOP award is conditional on the performance criteria described in the remuneration policy section 2 and no performance conditions were varied during 2004.
4	At 31 December 2004, the market price of our shares was 377.50 pence per share and US$42.95 per ADS. The highest prices during the year were 429.25 pence per share and US$49.15 per ADS and the lowest were 241.25 pence per share and US$25.72 per ADS.
5	There were gains of £306,526 on the exercise of share options in 2004 (2003: £nil). There were hypothetical gains of £940,231 made on the vesting of shares at the market value share price on the date of vesting.
6	2005 awards are described on page 34.
7	Graham Albutt left the company on 28 February 2005. He was awarded a cash sum of £28,388 in lieu of a further DSOP grant on 27 August 2004.

10 DIRECTORS’ INTERESTS IN ORDINARY SHARES
The total interests of the current directors and other senior management in issued share capital and in shares underlying options and incentive plans are shown below as at 7 March 2005. No director or senior manager beneficially owns 1% or more of our issued share capital. Interests in ordinary shares (excluding options and interests in long-term incentive plans disclosed above) held at 1 January 2004 and 31 December 2004 are also shown for directors in office at 31 December 2003. Directors were the beneficial owners of all shares except for 814 shares, 35,000 shares and 16,875 shares held by family members of Sir Christopher Hogg, Charles Sinclair and David Grigson respectively and for 52,451 shares held by a trust of which Tom Glocer and his family are beneficiaries.

			[1]		Interests at 7 March 2005
	Interests at	Interests at
	1 January 2004	31 December 2004					Long-term
	Shares	Shares		Shares	Options		incentives

Directors
Sir Christopher Hogg	63,321	63,321		n/a	–		–
Niall FitzGerald, KBE	30,000	30,000		30,000	–		–
Tom Glocer	217,058	217,113		217,113	5,767,644		2,819,796
David Grigson	48,430	48,430		48,430	1,003,181		463,499
Devin Wenig	78,354	78,354		78,354	924,026		460,535
Sir John Craven	6,846	6,846		n/a	–		–
Lawton Fitt	n/a	–		–	–		–
Penny Hughes	n/a	–		–	–		–
Ed Kozel	90,000	7,500		7,500	–		–
Roberto Mendoza	53,000	53,000		n/a	–		–
Ken Olisa	n/a	–		–	–		–
Dick Olver	10,000	10,000		10,000	–		–
Charles Sinclair	35,000	35,000		35,000	–		–
Ian Strachan	15,500	15,500		15,500	–		–

Other senior managers as a group (9 persons)[2]	235,721	242,102		162,124	3,220,664	[2]	1,323,588	[2]

As at the date of this report, Tom Glocer, David Grigson, Devin Wenig and Ed Kozel each held 1,000 shares and Ian Strachan held 38,498 shares in Instinet Group. The other senior managers as a group held interests in 3,000 shares of Instinet Group.

None of the directors has notified the company of an interest in any other shares, or other transactions or arrangements which require disclosure. There have been no movements in the interests of the directors in the share capital of the Group companies since 31 December 2004 save as otherwise disclosed in this report.

Notes:
1	Or as at date of retirement.
2	Other senior managers as a group are 8 persons following the departure of Graham Albutt, on 28 February 2005.

11 PENSION ARRANGEMENTS FOR PAST DIRECTORS
David Ure served as a director between June 1989 and July 2000. He retired from employment on 5 August 2004 and, in accordance with the rules of the Reuters Supplementary Pension Scheme, was entitled to an early retirement pension of two-thirds of final pensionable salary, without reduction. Final pensionable salary under the scheme is defined as the highest basic salary over any twelve months in the five years prior to retirement, with the full-time equivalent of basic salary being used for any periods of part-time employment. Reuters made a special contribution of £460,000 to the Reuters Supplementary Pension Scheme to allow for the funding cost of these early retirement benefits.

Reuters carried out a partial restructuring of its UK approved pension arrangements for senior employees during the year. As part of this rearrangement, the pension liabilities within the Reuters Pension Fund for a number of retired past directors were transferred to the Reuters Supplementary Pension Scheme in November 2004. There was no change to the benefits payable to the individuals as a result of the transfer. The past directors involved were Sir Peter Job, Jean-Claude Marchand, John Parcell, Robert Rowley, David Ure, André Villeneuve, Geoffrey Weetman and Mark Wood.

On behalf of the Board,

Niall FitzGerald, KBE
Chairman
7 March 2005

40	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

01 FINANCIAL REPORTING
The directors are required by UK company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit and cash flows of the Group for the period. Reuters Group is also required to prepare financial statements in accordance with the requirements of the SEC.

Reuters Group has complied with both UK and US disclosure requirements in this report in order to present a true and fair view to all shareholders. In preparing the financial statements, applicable accounting standards have been followed, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made where appropriate.

The directors have reviewed the budget and cash flow forecasts for the Group and the company for the year to 31 December 2005 and outline projections for the subsequent year in the light of the financial position and borrowing facilities at 31 December 2004. On the basis of this review, the directors are satisfied that Reuters Group is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

02 RISK MANAGEMENT, INTERNAL CONTROLS AND DISCLOSURE CONTROLS AND PROCEDURES
The directors acknowledge their responsibility for the Group’s system of internal control and confirm they have reviewed its effectiveness. In doing so, the Board has taken note of the Guidance on Internal Control (the Turnbull Guidance) contained in the Combined Code.

The Board confirms that it has adopted a process for identifying, evaluating and managing significant risks faced by the Group. This process, which accords with the Turnbull guidance, has been in place for the full financial year and is ongoing. The control system includes:

•	objective setting, risk assessment and monitoring of performance at both strategic and business unit levels though a process known within the company as ‘mission analysis’;
•	the use of ‘balanced scorecards’ to track performance against targets relating to the financial, business, people and customer aspects of the company’s business;
•	written policies and control procedures;
•	monthly financial reporting to the Board and senior management which, amongst other things, tracks performance against the annual budget; and
•	systems to communicate rapidly to appropriate managers incidents requiring immediate attention.

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

Using a common risk management framework throughout Reuters, each of the principal business and functional units summarises the risks that could impede the achievement of its objectives. For each significant risk, line managers document an overview of the risk, how it is managed and any improvement actions required. A document called a ‘risk radar’ is created which sets out the main strategic, operational and financial risks that have been identified. This document is reviewed by the Group Management Committee (GMC) and the Board.

At the year end, before producing the statement on internal control in the annual report and Form 20-F, the CEO and CFO meet with members of the GMC and others to consider formally the operation and effectiveness of the company’s risk management and financial, operational and compliance internal control systems. This review includes consideration of self-assessment reports from line management and covers each of the most significant risks the company faces and how well these are controlled and managed. The CEO and the CFO report on the results of this review to the Audit Committee and to the Board. The Disclosure Committee (described on page 31) supports the process by reviewing disclosure controls and procedures.

Instinet Group, which is listed on NASDAQ, has its own systems of risk management and internal controls on which it reports to its shareholders. Reuters executive directors are members of the Instinet Group board. The boards of Radianz Limited and Factiva, which include Reuters representatives, have responsibility for adopting processes for identifying, evaluating and managing significant risks in their respective businesses. Reuters assessment of the main risks relating to its affiliate companies and Instinet Group are reviewed by the CEO and the CFO who also report on the results of these reviews to the Audit Committee and to the Board.

In addition to the self-assessment and management review procedures, Reuters monitors its internal financial control system through a programme of internal audits. Internal auditors independently review the controls in place to manage significant risks and report to the Audit Committee twice a year. The Audit Committee reviews annually the assurance procedures, including compliance controls, and reports their findings to the Board.

The Group’s external auditors, PricewaterhouseCoopers LLP, have audited the financial statements and have reviewed the work of internal auditors and the internal control systems to the extent they consider necessary to support their audit report. The Audit Committee has met the internal auditors and PricewaterhouseCoopers LLP to discuss the results of their work.

During 2004, the directors were not aware of any control breakdowns that resulted in a material loss.

At the end of the period, Reuters management carried out an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. These are designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, summarised and reported within specific time periods. Based on this evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at 31 December 2004 to a reasonable assurance level (within the meaning of the US federal securities laws).

During the year, two accounting adjustments were identified by management which related to prior accounting periods, and together were considered material. The 2003 and 2002 UK to US GAAP reconciliations have been restated accordingly. These adjustments are discussed on page 74 and have the effect of increasing the Group’s profits in each of 2002 and 2003 as stated under US GAAP. No adjustments are required in respect of the Group’s primary UK GAAP financial statements and no issues of governance arise as a consequence of making these adjustments. The CEO and the CFO believe that the need for this restatement constitutes a significant control deficiency but not a material control weakness (as such terms are used in the US federal securities laws) for the period under review. This conclusion is based on the fact that control procedures have improved year on year leading to the identification and correction of the issues for the 2004 year end.

No significant changes were made in the Group’s internal controls over financial reporting during the period covered by this report that materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

Instinet Group’s annual report for 2004 will contain an internal control report as required by section 404 of the Sarbanes-Oxley Act. Please refer to Instinet’s annual report for its internal control report. Reuters Group’s Annual Report and Form 20-F for 2006 is also expected to contain an internal control report, so Reuters management and auditors have taken during 2004, and will be taking throughout 2005 and 2006, steps in preparation for the section 404 reporting and attestation requirements that are scheduled to be met in respect of the financial year ending 31 December 2006.

By order of the Board

Rosemary Martin
General Counsel and Company Secretary
7 March 2005

Reuters Group PLC Annual Report and Form 20-F 2004	41

Back to Contents

UNITED STATES OPINION

UNITED STATES OPINION
Report of Independent Registered Public Accounting Firm
In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss account, consolidated cash flow statement and statement of total recognised gains and losses present fairly, in all material respects, the financial position of the Reuters Group PLC and its subsidiaries at 31 December, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended 31 December, 2004 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the Accounting policies, the Group changed its method of accounting for employee share ownership trusts, employee share schemes and transaction-related regulatory fees in 2004, in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at 31 December 2003 and 2002 and for the years then ended.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Summary of differences between UK and US generally accepted accounting principles, as restated in the consolidated financial statements.

PricewaterhouseCoopers LLP
London
7 March 2005

42	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 December

			Restated	Restated
		2004	2003	2002
	Notes	£m	£m	£m

Revenue:
Group and share of joint ventures		2,984	3,335	3,700
less share of joint ventures revenue		(99)	(100)	(107)

Group revenue	1	2,885	3,235	3,593
Operating costs	2	(2,688)	(3,105)	(3,735)

Operating profit/(loss)		197	130	(142)
Share of operating losses of joint ventures	16	(2)	(27)	(35)
Impairment of investments in joint ventures	16	–	(8)	(6)
Share of operating profits/(losses) of associates	16	6	(8)	(39)
Impairment of investment in associate	16	–	(1)	–
Profit/(loss) on disposal of subsidiary undertakings	31	9	3	(29)
Profit on disposal of joint ventures and associates	31	206	10	3
Share of profit on disposal of a business by a joint venture	16	9	–	–
Loss on disposal of tangible fixed assets		–	(17)	–
Profit/(loss) on disposal of other fixed asset investments	31	19	6	(2)
Income from fixed asset investments		1	–	1
Amounts written off investments	16	(4)	(3)	(75)
Net interest payable	3	(4)	(29)	(20)

Profit/(loss) on ordinary activities before taxation		437	56	(344)
Taxation on profit/(loss) on ordinary activities	4	(73)	(22)	(23)

Profit/(loss) on ordinary activities after taxation		364	34	(367)
Equity minority interests		(13)	16	112

Profit/(loss) attributable to ordinary shareholders		351	50	(255)
Dividends	5	(140)	(140)	(139)

Retained profit/(loss) for the period		211	(90)	(394)

Basic earnings/(loss) per ordinary share	6	25.1p	3.6p	(18.3p )
Diluted earnings/(loss) per ordinary share	6	24.5p	3.5p	(18.3p )

Consolidated revenue and operating profit derive from continuing operations in all material respects.

The result for the year has been computed on an unmodified historical cost basis.

2003 and 2002 have been restated following the adoption of UITF17 and UITF38, and the reclassification of transaction-related regulatory fees following recently issued SEC guidance (see ‘Accounting Basis’ on page 72).

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 December

			Restated	Restated
		2004	2003	2002
	Notes	£m	£m	£m

Profit/(loss) attributable to ordinary shareholders		351	50	(255)
Unrealised gain on deemed partial disposal of subsidiary undertakings		–	–	1
Unrealised gain on deemed partial disposal of associates		–	–	12
Unrealised gains on disposal of fixed asset investments		–	–	10
Translation differences taken directly to reserves		(25)	(113)	(95)
Taxation on translation differences taken directly to reserves	4	(10)	–	–

Total recognised gains and losses relating to the year		316	(63)	(327)

Prior period adjustment (see ‘Accounting Basis’ on page 72)		151	–	–

Total gains and losses since last annual report		467	–	–

2003 and 2002 have been restated following the adoption of UITF17 and UITF38 (see ‘Accounting Basis’ on page 72).

A detailed statement showing the movement in capital and reserves is set out in note 26.

Reuters Group PLC Annual Report and Form 20-F 2004	43

Back to Contents

NOTES ON THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

01	SEGMENTAL ANALYSIS

The tables below show a segmental analysis of revenue, costs and results which reflect the way Reuters was managed during 2004 and the management of Instinet Group as a separate business within the Reuters Group. From 1 January 2004, management changed the structure of its Customer Segments to more closely reflect the communities they serve. This is explained in more detail on pages 7-8. Prior periods have been restated to reflect changes in the management of costs and revenues resulting from the change in segment structure, the adoption of UITF17 and UITF38, and the reclassification of transaction-related regulatory fees following recently issued SEC guidance (see ‘Accounting Basis’ on page 72).

Reuters revenue is allocated to Customer Segments by reference to product families which map directly to only one Customer Segment with two exceptions. Reuters Xtra family and Reuters Trader family revenues are initially fully attributed to the Sales & Trading Customer Segment. Those revenues earned from Research & Asset Management customers are then re-allocated to that Customer Segment based on management judgement and by reference to the activities at particular customer sites. Recoveries revenues arise when Reuters recharges costs, primarily exchange fees and communication costs, to customers. The revenues received from customers almost exactly match the exchange fees and communication costs incurred within Channel costs.

Segmental revenue less direct Customer Segment costs does not purport to represent segmental profitability. Direct Customer Segment costs include the costs of global Customer Segment management, marketing, non-integrated businesses and specific revenue related activities. The majority of revenue related costs are included within the Channels, Operations & Technology, Content and Corporate Services.

			Restated		Restated
	2004	%	2003	%	2002
	£m	change	£m	change	£m

Revenue
Sales & Trading	1,180	(9%)	1,300	(11%)	1,461
Research & Asset Management	235	(19%)	290	3%	283
Enterprise	481	(14%)	560	(16%)	666
Media	144	(6%)	153	(2%)	155
Recoveries	321	(11%)	361	(15%)	427

Reuters	2,361	(11%)	2,664	(11%)	2,992
Instinet Group	530	(8%)	578	(5%)	610

	2,891	(11%)	3,242	(11%)	3,602
Share of joint ventures revenue	99	(1%)	100	(6%)	107
Intra-Group revenue	(6)	(22%)	(7)	(26%)	(9)

Gross revenue	2,984	(11%)	3,335	(10%)	3,700
Less share of joint ventures revenue	(99)	(1%)	(100)	(6%)	(107)

Group revenue	2,885	(11%)	3,235	(10%)	3,593

Operating costs
Sales & Trading	(101)	(6%)	(107)	6%	(101)
Research & Asset Management	(75)	(49%)	(148)	10%	(135)
Enterprise	(42)	(44%)	(74)	(26%)	(101)
Media	(17)	(2%)	(17)	(38%)	(27)

Direct customer segment	(235)	(32%)	(346)	(5%)	(364)
Channels	(822)	(12%)	(940)	(14%)	(1,093)
Operations & Technology	(630)	(7%)	(674)	(7%)	(728)
Content	(262)	(6%)	(278)	(6%)	(295)
Corporate Services	(124)	8%	(114)	(43%)	(203)

Reuters	(2,073)	(12%)	(2,352)	(12%)	(2,683)
Instinet Group	(493)	(15%)	(582)	(32%)	(853)
Restructuring costs	(128)	(28%)	(178)	(15%)	(208)
Intra-Group costs	6	(22%)	7	(26%)	9

Group operating costs	(2,688)	(13%)	(3,105)	(17%)	(3,735)

Operating profit
Sales & Trading	1,079	(9%)	1,193	(12%)	1,360
Research & Asset Management	160	12%	142	(4%)	148
Enterprise	439	(10%)	486	(14%)	565
Media	127	(6%)	136	6%	128

Segmental revenue less direct customer segment costs	1,805	(8%)	1,957	(11%)	2,201
Channels	(501)	(13%)	(579)	(13%)	(666)
Operations & Technology	(630)	(7%)	(674)	(7%)	(728)
Content	(262)	(6%)	(278)	(6%)	(295)
Corporate Services	(124)	8%	(114)	(43%)	(203)

Reuters	288	(8%)	312	1%	309
Instinet Group	37	–	(4)	(98%)	(243)
Restructuring costs	(128)	(28%)	(178)	(15%)	(208)

Group operating profit/(loss)	197	51%	130	–	(142)

Operating costs include amortisation and impairment of goodwill and other intangibles.

44	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

01	SEGMENTAL ANALYSIS continued

Revenue is normally invoiced in the geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.

The geographical analysis of performance reflects the revenues earned and operating costs incurred in each area excluding amortisation and impairment of goodwill and other intangibles and net currency gain.

			Restated		Restated
By geography	2004	%	2003	%	2002
	£m	change	£m	change	£m

Revenue
Europe, Middle East and Africa	1,405	(9%)	1,552	(9%)	1,714
The Americas	1,075	(13%)	1,242	(9%)	1,372
Asia/Pacific	405	(8%)	441	(13%)	507

	2,885	(11%)	3,235	(10%)	3,593

Operating costs where incurred
Europe, Middle East and Africa	(1,349)	(8%)	(1,470)	(5%)	(1,555)
The Americas	(1,024)	(19%)	(1,270)	(19%)	(1,566)
Asia/Pacific	(241)	(5%)	(253)	(18%)	(307)

	(2,614)	(13%)	(2,993)	(13%)	(3,428)

Contribution
Europe, Middle East and Africa	56	(32%)	82	(48%)	159
The Americas	51	–	(28)	(85%)	(194)
Asia/Pacific	164	(13%)	188	(5%)	200

	271	12%	242	46%	165

Other costs
Goodwill and other intangibles:
Amortisation	(62)	(38%)	(101)	(5%)	(107)
Impairment	(14)	(29%)	(20)	(90%)	(208)
Net currency gain	2	(82%)	9	24%	8

Operating profit/(loss)	197	51%	130	–	(142)

United Kingdom and Ireland revenue was £380 million (2003: £428 million, 2002: £485 million). With the exception of Instinet Group, Reuters products are delivered and sold primarily through a common geographical infrastructure and delivered over a number of communications networks.

The impact of the Multex acquisition in 2003 and the Island acquisition in 2002 are reflected primarily in the Americas.

			Restated		Restated
	2004	%	2003	%	2002
By type	£m	change	£m	change	£m

Recurring	2,158	(12%)	2,449	(9%)	2,699
Usage	638	(6%)	681	(7%)	731
Outright	89	(15%)	105	(36%)	163

Revenue	2,885	(11%)	3,235	(10%)	3,593

Recurring revenue is derived from the sale of subscription services, including maintenance contracts. Usage revenue is principally derived from Instinet Group, Dealing 2000-2, Dealing 3000 Spot Matching and Bridge Trading Company. Outright revenue comprises one-off sales including information and risk management solutions.

Reuters Group PLC Annual Report and Form 20-F 2004	45

Back to Contents

NOTES ON THE CONSOLIDATED PROFIT AND LOSS ACCOUNT
continued

02	OPERATING COSTS

			Restated		Restated
	2004	%	2003	%	2002
	£m	change	£m	change	£m

Costs by type
Salaries, commission and allowances	916	(9%)	1,011	(14%)	1,178
Social security costs	70	(3%)	73	(8%)	79
Pension costs (see note 23)	34	(34%)	50	(21%)	65

Staff costs	1,020	(10%)	1,134	(14%)	1,322
Services	699	(3%)	722	(11%)	811
Depreciation	133	(31%)	193	(15%)	227
Data	257	(14%)	300	(13%)	343
Communications	313	(17%)	376	(10%)	420
Space	202	(25%)	269	(14%)	312
Cost of sales and other	41	(13%)	48	(25%)	64
Goodwill and other intangibles (see note 14):
Amortisation	62	(38%)	101	(5%)	107
Impairment	14	(29%)	20	(90%)	208
Other operating income	(51)	6%	(48)	(32%)	(71)
Currency hedging activities – net loss/(gain)	–	(100%)	11	–	(10)
Foreign exchange differences – net (gain)/loss	(2)	(92%)	(21)	–	2

Total costs by type	2,688	(13%)	3,105	(17%)	3,735

Prior periods have been restated following the adoption of UITF17 and UITF38, and the reclassification of transaction-related regulatory fees following recently issued SEC guidance (see ‘Accounting Basis’ on page 72).

The directors believe that the nature of Reuters Group’s business is such that the format of the analysis of operating costs required by the Companies Act 1985 is not appropriate. The format has been adopted in a manner consistent with Reuters Group’s activities. Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses. Other operating income primarily comprises amounts received from joint ventures in respect of costs incurred by Reuters on their behalf.

			Restated		Restated
	2004	%	2003	%	2002
	£m	change	£m	change	£m

Costs by function
Production and communications	1,519	(9%)	1,661	(15%)	1,947
Selling and marketing	529	(9%)	580	1%	574
Support services and administration	438	(24%)	575	(18%)	699
Goodwill and other intangibles:
Amortisation	62	(38%)	101	(5%)	107
Impairment	14	(29%)	20	(90%)	208
Restructuring costs	128	(28%)	178	(15%)	208
Net currency gain	(2)	(82%)	(10)	25%	(8)

Total costs by function	2,688	(13%)	3,105	(17%)	3,735

Costs include
Development expenditure	128	(25%)	171	(15%)	200
Operating lease expenditure:
Hire of equipment	7	(14%)	8	(11%)	9
Other, principally property	90	(16%)	107	(4%)	112
Loss on disposal of tangible fixed assets	3	–	–	–	1
Advertising	29	(22%)	37	18%	32

46	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

02	OPERATING COSTS continued

Fees payable to PricewaterhouseCoopers LLP were as follows:

	2004	%	2003	%	2002
	£m	change	£m	change	£m

Audit services:
Statutory audit	3.2	7%	3.0	30%	2.3

Audit related services:
Regulatory reporting	0.2	100%	0.1	(50%)	0.2
Further assurance services	1.7	–	1.7	6%	1.6

Tax services:
Compliance services	0.3	(63%)	0.8	(11%)	0.9
Advisory services	2.0	150%	0.8	14%	0.7

Other services:
Management consultancy	–	–	–	–	3.4

Total fees	7.4	16%	6.4	(30%)	9.1

United Kingdom	2.8	8%	2.6	(60%)	5.8
Overseas	4.6	21%	3.8	15%	3.3

The statutory audit fee includes £10,000 (2003: £10,000, 2002: £10,000) in respect of the parent company audit.

Also included above are fees paid to PricewaterhouseCoopers LLP in respect of non-audit services in the UK of £1.4 million (2003: £0.9 million, 2002: £4.9 million).

Further assurance services include assistance with Sarbanes-Oxley S404 compliance (including the attest work in relation to Instinet Group’s 2004 reporting requirements under the Act) and conversion to International Financial Reporting Standards (IFRS) as well as due diligence activities related to acquisitions and disposals. Tax compliance services include assistance with corporation and other tax returns. Tax advisory services relate to tax planning and employee-related issues.

Management consultancy fees include amounts earned in 2002 by PwC Consulting, which ceased to be part of PricewaterhouseCoopers LLP on 1 October 2002.

The directors consider it important that Reuters Group has access to a broad range of external advice, including from PricewaterhouseCoopers LLP. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers LLP, including the level of non-audit fees.

03	NET INTEREST RECEIVABLE/(PAYABLE)

	2004	2003	2002
	£m	£m	£m

Interest receivable:
Listed investments	–	–	1
Unlisted investments	22	13	19
Share of joint ventures and associates interest (see note 16)	1	5	9

Interest receivable	23	18	29

Interest payable:
Bank loans and overdraft	(2)	(10)	(4)
Other borrowings	(24)	(36)	(45)
Unwinding of discounts	(1)	(1)	–

Interest payable	(27)	(47)	(49)

Total net interest payable	(4)	(29)	(20)

Reuters Group PLC Annual Report and Form 20-F 2004	47

Back to Contents

NOTES ON THE CONSOLIDATED PROFIT AND LOSS ACCOUNT
continued

04	TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	2004	2003	2002
	£m	£m	£m

UK corporation tax
UK corporation tax on profits of the period	25	68	43
Share of joint ventures and associates tax (see note 16)	1	1	–
Adjustments in respect of prior periods	(32)	(19)	(13)

	(6)	50	30
Double taxation relief	(3)	(4)	(7)

	(9)	46	23

Foreign tax
Current tax on income for the period	56	26	82
Share of joint ventures and associates tax (see note 16)	2	6	6
Adjustments in respect of prior periods	(9)	(36)	(9)

	49	(4)	79

Current tax charge for the period	40	42	102
Deferred taxation (see note 24)	33	(20)	(79)

Taxation on profit on ordinary activities	73	22	23

A reconciliation of the current tax charge on ordinary activities for the period reported in the profit and loss account is set out below.

		Restated	Restated
	2004	2003	2002
	£m	£m	£m

Profit/(loss) before tax	437	56	(344)

Corporation tax on pre-tax profit/(loss) at UK nominal rate of 30%	131	17	(103)
Non-tax deductible amortisation and impairment of goodwill and other intangibles	21	30	88
Adjustments in respect of prior years	(41)	(55)	(22)
Permanent differences	11	7	13
Non-taxable investment impairments and disposals	(66)	3	32
Fixed asset related timing differences	(2)	(12)	1
Non-fixed asset related timing differences	(10)	(15)	39
Tax losses (utilised)/not utilised in period	(6)	56	35
Tax on dividend received on acquisition of Island	–	–	10
Other differences	2	11	9

Total current tax	40	42	102

The other differences are primarily due to overseas profits taxed at rates differing from those in the UK and the geographical mix of profits.

Tax paid in the period on disposals was £9 million (2003: £1 million, 2002: £nil). No tax is expected to fall due in respect of the proposed disposal of Radianz.

£10 million of UK corporation tax in respect of unrealised translation differences arising in 2004 is recognised in the Statement of Total Recognised Gains and Losses (2003 and 2002: £nil).

48	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

05	DIVIDENDS

	2004	2003	2002
	£m	£m	£m

Interim paid	54	54	53
Final (2004 proposed)	86	86	86

	140	140	139

Per ordinary share	Pence	Pence	Pence

Interim paid	3.85	3.85	3.85
Final (2004 proposed)	6.15	6.15	6.15

	10.00	10.00	10.00

06	EARNINGS PER ORDINARY SHARE

Basic and diluted earnings per ordinary share are based on the results attributable to ordinary shareholders and on the weighted average number of those shares in issue during the year. The weighted average number of shares in issue may be reconciled to the number used in the basic and diluted earnings per ordinary share calculations as follows:

Weighted average number in millions	2004	2003	2002

Ordinary shares in issue	1,434	1,432	1,432
Non-vested shares held by employee share ownership trusts	(34)	(36)	(37)

Basic earnings per share denominator	1,400	1,396	1,395
Issuable under employee share schemes	34	18	–

Diluted earnings per share denominator	1,434	1,414	1,395

07	REMUNERATION OF DIRECTORS

Section 9 of the Remuneration Report on pages 36-40 includes details of directors’ emoluments, pension arrangements, long-term incentive plans and stock option plans, and forms part of these financial statements.

08	EMPLOYEE INFORMATION

The average number of employees during the year was as follows:

By customer segment		Restated	Restated
	2004	2003	2002

Sales & Trading	334	285	143
Research & Asset Management	765	1,353	1,437
Enterprise	324	343	439
Media	70	93	140

Direct customer segment	1,493	2,074	2,159
Channels	5,074	5,431	5,843
Operations & Technology	3,509	3,563	3,633
Content	3,546	3,399	3,348
Corporate Services	1,243	1,533	1,619

Reuters	14,865	16,000	16,602
Instinet Group	1,115	1,345	1,731

Total	15,980	17,345	18,333

By location

Europe, Middle East and Africa	7,781	8,743	8,920
The Americas	5,378	6,065	6,874
Asia/Pacific	2,821	2,537	2,539

Total	15,980	17,345	18,333

By function

Production and communications	8,868	9,022	9,658
Selling and marketing	4,404	4,846	5,146
Support services and administration	2,708	3,477	3,529

Total	15,980	17,345	18,333

The above include:
Development staff	2,282	2,123	2,109

The average number of employees during 2004 included 181 temporary staff (2003: 211, 2002: 281). Staff cost information is included in note 2. Prior periods have been restated to reflect changes in the management of the business, as explained in note 1 on page 44.

Reuters Group PLC Annual Report and Form 20-F 2004	49

Back to Contents

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December

		2004	2003	2002
	Notes	£m	£m	£m

Net cash inflow from operating activities	9	253	429	355
Dividends received from joint ventures and associates		4	3	2
Returns on investments and servicing of finance
Interest received		19	17	20
Interest paid		(30)	(45)	(58)
Income from fixed asset investments		1	–	1
Dividends paid to equity minority interests		–	–	(27)

Net cash outflow from returns on investments and servicing of finance		(10)	(28)	(64)
Taxation paid		(43)	(33)	(73)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(109)	(131)	(168)
Sale of tangible fixed assets		66	13	15
Purchase of fixed asset investments		(1)	(3)	(80)
Sale of fixed asset investments		25	11	22

Net cash outflow on capital expenditure and financial investment		(19)	(110)	(211)
Acquisitions and disposals (including joint ventures and associates)	10	362	(106)	(6)
Equity dividends paid		(140)	(140)	(139)

Cash inflow/(outflow) before management of liquid resources and financing		407	15	(136)
Management of liquid resources
Net (increase)/decrease in short-term investments	10	(164)	(99)	378
Financing
Proceeds from the issue of shares	26	6	–	2
Net decrease in borrowings	10	(225)	(13)	(158)

Net cash outflow from financing		(219)	(13)	(156)

Increase/(decrease) in cash	11	24	(97)	86

		2004	2003	2002
	Notes	£m	£m	£m

Reconciliation of net cash flow to movement in net funds/(debt)
Increase/(decrease) in cash		24	(97)	86
Cash outflow from movement in borrowings	10	225	13	158
Cash outflow/(inflow) from movement in liquid resources	10	164	99	(378)

Change in net funds/(debt) resulting from cash flows		413	15	(134)
Net (debt)/funds arising on acquisitions/disposals		(1)	3	1
Non-cash movements		5	–	–
Translation differences		(14)	(29)	(71)

Movement in net funds/(debt)		403	(11)	(204)
Opening net (debt)/funds	11	(77)	(66)	138

Closing net funds/(debt)	11	326	(77)	(66)

50	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT

09	NET CASH INFLOW FROM OPERATING ACTIVITIES

Operating profit is reconciled to net cash inflow from operating activities as follows:

		Restated	Restated
	2004	2003	2002
	£m	£m	£m

Operating profit/(loss)	197	130	(142)
Depreciation	133	193	227
Amortisation and impairment of goodwill and other intangibles	76	121	315
(Increase)/decrease in stocks	(1)	(1)	2
Decrease in debtors	148	316	241
Decrease in creditors	(341)	(316)	(314)
Loss on disposal of tangible fixed assets	3	–	1
Employee share scheme charge/(credit)	18	(16)	1
Other, principally translation differences	20	2	24

Net cash inflow from operating activities	253	429	355

10	ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2004	2003	2002
	£m	£m	£m

Acquisitions and disposals (including joint ventures and associates)
Cash consideration:
Subsidiary undertakings (see note 31)	(66)	(155)	(41)
Joint ventures	–	–	(2)
Loans (repaid to)/from joint ventures and associates (see note 16)	(5)	(3)	6
Deferred payments for acquisitions in prior years	(8)	(11)	(5)

	(79)	(169)	(42)
Less cash disposed (net of cash acquired)	(13)	38	29

	(92)	(131)	(13)
Cash received from disposals (including deemed disposals):
Subsidiary undertakings	70	10	4
Joint ventures and associates	379	15	3
Instinet (deemed disposal)	5	–	–

Net cash inflow/(outflow) on acquisitions and disposals	362	(106)	(6)

Management of liquid resources
(Increase)/decrease in term deposits	(39)	(5)	84
Sale of certificates of deposit	–	–	1
Purchase of listed/unlisted securities	(2,083)	(3,582)	(4,587)
Sale of listed/unlisted securities	1,958	3,488	4,880

Net cash (outflow)/inflow from movement in short-term investments	(164)	(99)	378

Financing
Decrease in short-term borrowings	(168)	(78)	(173)
(Decrease)/increase in long-term borrowings	(57)	65	15

Net cash outflow from movement in borrowings	(225)	(13)	(158)

11	ANALYSIS OF NET FUNDS

					Bank/other borrowings

						Falling
	Cash at		Total		Falling	due after
	bank and		cash and	Short-term	due within	more than
	in hand	Overdrafts	overdrafts	investments	one year	one year	Total
	£m	£m	£m	£m	£m	£m	£m

31 December 2002	158	(19)	139	570	(422)	(353)	(66)
Cash flow	(86)	(11)	(97)	99	78	(65)	15
Exchange movements	–	1	1	(50)	8	12	(29)
Arising on acquisition	–	–	–	3	–	–	3

31 December 2003	72	(29)	43	622	(336)	(406)	(77)
Cash flow	13	11	24	164	168	57	413
Non-cash movements	–	–	–	5	–	–	5
Exchange movements	(2)	1	(1)	(36)	4	19	(14)
Arising on (disposals)/acquisitions	–	–	–	(2)	–	1	(1)

31 December 2004	83	(17)	66	753	(164)	(329)	326

Reuters Group PLC Annual Report and Form 20-F 2004	51

Back to Contents

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT
continued

12	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Discussion of the Group’s objectives and policies for the management of financial instruments and associated risks together with information relating to hedging activities is included under ‘Treasury policies, financing and foreign exchange’ in the Operating and Financial Review on pages 21-22.

A substantial portion of Reuters Group revenue is receivable in foreign currencies with terms of payment up to three months in advance. As such, Reuters Group is subject to currency exposure from committed revenue and, additionally, to interest rate risk from borrowing and the investment of cash balances. Reuters Group seeks to limit these risks by entering into a mix of derivative financial instruments.

If the derivative financial instruments were considered separately from the underlying future revenue and interest, Reuters Group would be subject to market risk on these financial instruments from fluctuations in currency and interest rates. Reuters Group only enters into such derivative financial instruments to hedge (or reduce) the underlying exposure described above. There is, therefore, no net market risk on such derivative financial instruments and only a credit risk from the potential non-performance by counterparties. The amount of this credit risk is generally restricted to any hedging gain and not the principal amount hedged.

Derivative instruments held at 31 December were:

			2004			2003			2002

	Gross			Gross			Gross
	contract	Carrying	Fair	contract	Carrying	Fair	contract	Carrying	Fair
	amounts	value	value	amounts	value	value	amounts	value	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Foreign exchange forward contracts:
Contracts in profit	124	1	1	102	–	1	96	–	7
Contracts in loss	271	(1)	(1)	63	–	(1)	154	–	(6)
Foreign currency options:
Contracts in profit	–	–	–	23	–	1	194	2	1
Contracts in loss	–	–	–	88	–	(1)	60	–	(1)
Currency and interest rate swaps:
Contracts in profit	373	54	64	614	26	27	361	12	16
Contracts in loss	5	–	–	67	–	–	203	(14)	(17)

Total	773	54	64	957	26	27	1,068	–	–

The fair values of foreign currency and interest rate management instruments are estimated on the basis of market quotes, discounted to current value using market-quoted interest rates.

The following table provides an analysis by currency of derivative contracts held for currency hedging purposes as at 31 December. Comparatives have been restated to reflect the inclusion of Swiss franc in the analysis.

						Restated			Restated
			2004			2003			2002

	Swaps	Forwards	Options	Swaps	Forwards	Options	Swaps	Forwards	Options
	%	%	%	%	%	%	%	%	%

Euro	8	28	–	5	51	100	–	54	100
Japanese yen	3	2	–	9	3	–	–	33	–
Swiss franc	19	15	–	13	3	–	–	–	–
US dollar	70	37	–	73	30	–	–	–	–
Other	–	18	–	–	13	–	–	13	–

Total	100	100	–	100	100	100	–	100	100

Foreign exchange forward contracts mature at dates up to February 2005; currency swaps and interest rate swaps both mature at various dates through to November 2010.

52	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

12	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS continued

The results of currency and interest rate hedging activities for the three years to December 2004 are as summarised below:

		Year to 31 December

	2004	2003	2002
Recognised gains/(losses)	£m	£m	£m

Currency hedging	29	11	10
Interest rate hedging	10	(3)	(2)

Recognised currency hedging gains in 2004 were favourable mainly due to the effect of the weaker US dollar on hedges of the net investment in overseas subsidiaries.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements, are set out below:

	Gain	(Losses)	Net
Hedging	£m	£m	£m

Unrecognised at 1 January 2004	5	(4)	1
Arising in previous years:
Recognised in 2004	4	(2)	2

Not recognised in 2004	1	(2)	(1)
Arising in 2004:
Not recognised in 2004	11	–	11

Unrecognised at 31 December 2004	12	(2)	10

Of which:
Expected to be recognised in 2005	1	(1)	–
Expected to be recognised in 2006 or later	11	(1)	10

Net unrecognised gains on derivatives used for hedging were £10 million at 31 December 2004 compared to £1 million at 31 December 2003 and £nil at 31 December 2002.

The weighted average variable rate payable on the interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2004 was 3% (2003: 3%, 2002: 4%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

All derivative instruments are unsecured. However, Reuters Group does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of ‘A3/A-’ or higher.

Carrying and fair values of Group financial assets and liabilities at 31 December were:

		2004		2003		2002

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m

Derivative instruments	54	64	26	27	–	–
Other financial assets:
Fixed asset investments	28	34	54	73	66	67
Long-term debtors	20	20	21	21	12	12
Investments held for sale (see note 16)	108	194	–	–	–	–
Other short-term investments and cash	836	836	694	694	728	728
Other financial liabilities:
Short-term borrowings	(181)	(181)	(365)	(365)	(441)	(441)
Long-term borrowings	(329)	(329)	(406)	(406)	(353)	(353)
Other financial liabilities	(97)	(97)	(113)	(113)	(88)	(88)

The fair value of fixed asset investments and investments held for sale is the carrying value unless the investment has a readily determinable market value which is higher.

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

Reuters Group PLC Annual Report and Form 20-F 2004	53

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

The estimated adverse changes in the fair value of financial instruments are based on an instantaneous:

i) 1% increase in the specific rate of interest from the levels effective at 31 December 2004 with all other variables remaining constant; and

ii) 10% weakening in the value of sterling against all other currencies from the levels applicable at 31 December 2004 with all other variables remaining constant.

			Fair value changes
			arising from
			10% weakening
		1% increase in	in £ against
		interest rates	other currencies
	Fair value	(adverse)	(adverse)
	£m	£m	£m

Currency and interest rate swaps	64	(27)	(10)
Forward contracts	–	–	(16)

Total	64	(27)	(26)

Monetary assets and liabilities by currency, after cross-currency swaps, excluding the functional currency of each operation at 31 December 2004, were:

	Net foreign currency monetary assets/(liabilities)

				Swiss	Japanese	Hong Kong
	Sterling	US dollar	Euro	franc	yen	dollar	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Functional currency of operation:
Sterling	–	(71)	42	(6)	1	–	22	(12)
US dollar	(15)	–	(21)	(16)	–	–	(2)	(54)
Euro	–	(4)	–	–	–	–	1	(3)
Swiss franc	(23)	2	3	–	(1)	–	–	(19)
Japanese yen	1	–	–	–	–	–	–	1
Hong Kong dollar	1	18	–	–	5	–	–	24
Other	–	4	(1)	–	–	–	–	3

Total	(36)	(51)	23	(22)	5	–	21	(60)

Exchange differences that arise as a consequence of trading transactions and the translation of monetary assets and liabilities are taken to the profit and loss account. In accordance with the Group’s accounting policy, exchange differences attributable to long-term foreign currency borrowings used to finance the Group’s foreign currency investments are taken directly to reserves. Consequently, long-term foreign currency borrowings have been excluded from the above table.

The currency and interest rate profile of the Group’s financial assets at 31 December 2004 was:

			Cash and short-term investments		Fixed rate investments

					Weighted average	Weighted average
		Non-interest	Floating rate	Fixed rate	interest rate at	time for which
	Total	bearing assets	investments	investments	31 December	rate is fixed
	£m	£m	£m	£m	%	Years

Sterling	416	80	336	–	–	–
US dollar	469	58	411	–	–	–
Euro	33	7	26	–	–	–
Other	74	11	58	5	–	3

31 December 2004	992	156	831	5	–	3

31 December 2003	769	75	673	21	2%	1
31 December 2002	806	78	717	11	2%	1

Interest on floating rate investments is earned at rates based on local money market rates. Floating rate investments include £370 million (2003: £303 million, 2002: £135 million) of money market deposits which mature within three months of the balance sheet date.

Fixed rate investments are those investments which have an interest rate fixed for a period of greater than one year.

54	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents
12	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS continued

The currency and interest rate profile of the Group’s financial liabilities, after allowing for interest rate and cross-currency swaps, at 31 December 2004 was:

			Borrowings

		Other
		financial	Floating rate
	Total	liabilities	borrowings
	£m	£m	£m

Sterling	280	60	220
US dollar	271	21	250
Euro	25	13	12
Swiss franc	27	2	25
Other	4	1	3

31 December 2004	607	97	510

31 December 2003	884	113	771
31 December 2002	882	88	794

The floating rate borrowings comprise bank loans and overdrafts bearing interest at rates based on local money market rates, commercial paper and medium-term notes. The weighted average interest rate on borrowings at 31 December 2004 was 4% (2003: 4%, 2002: 4%). The above analysis excludes creditors falling due within one year which are of a non-financial nature.

Total financial liabilities are repayable as follows:

	2004		2003		2002

	Borrowings £ m	Other financial liabilities £m	Borrowings £m	Other financial liabilities £m	Borrowings £m	Other
						financial
						liabilities
						£m

Within one year	181	32	365	55	441	35
Between one and two years	19	19	58	19	282	23
Between two and five years	5	18	24	39	71	30
Over five years	305	28	324	–	–	–

Total	510	97	771	113	794	88

In April 2003, Reuters entered into a committed syndicated credit facility for £1.0 billion. £520 million of the facility either expired or was voluntarily cancelled in 2004. At 31 December 2004, Reuters had £480 million available under the facility. The facility was undrawn during 2004. The commitment expires and final repayment is due in April 2008.

At the same time as the syndicated credit facility was arranged, committed bilateral facilities of £90 million were also put in place on similar terms. During 2004, £66 million of the facilities either expired or were voluntarily cancelled. At 31 December 2004, Reuters had £24 million available, all of which was undrawn. No loans were outstanding under this facility during 2004.

In addition, at 31 December 2004, the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £200 million, at money market rates varying principally between 2% and 6%, depending on the currency.

Reuters Group PLC Annual Report and Form 20-F 2004	55

Back to Contents

CONSOLIDATED BALANCE SHEET
at 31 December

			Restated	Restated
		2004	2003	2002
	Notes	£m	£m	£m

Fixed assets
Intangible assets	14	268	375	418
Tangible assets	15	355	481	601
Investments	16
Investments in joint ventures:
Share of gross assets		110	108	207
Share of gross liabilities		(50)	(56)	(110)
		60	52	97
Share of net assets of associates		23	230	266
Other investments		28	54	66

		734	1,192	1,448

Current assets
Stock	17	3	2	1
Debtors	18	544	708	1,019
Deferred taxation	24	234	273	260
Investments:
Investments held for sale	16	108	–	–
Other short-term investments	19	753	622	570
Cash at bank and in hand		83	72	158

		1,725	1,677	2,008
Creditors: Amounts falling due within one year	20	(1,257)	(1,766)	(2,198)

Net current assets/(liabilities)		468	(89)	(190)

Total assets less current liabilities		1,202	1,103	1,258
Creditors: Amounts falling due after more than one year	21	(348)	(425)	(354)
Provisions for liabilities and charges
Pensions and similar obligations	23	(49)	(63)	(59)
Deferred taxation	24	(29)	(33)	(27)
Other provisions	25	(164)	(175)	(159)

Net assets		612	407	659

Capital and reserves	26
Called-up share capital		359	358	358
Share premium account		96	91	91
Other reserve		(1,717)	(1,717)	(1,717)
Capital redemption reserve		1	1	1
Profit and loss account reserve		1,673	1,479	1,695

Shareholders’ equity		412	212	428
Equity minority interests		200	195	231

Capital employed		612	407	659

Restated following the adoption of UITF17 and UITF38 (see ‘Accounting Basis’ on page 72).

The balance sheet of Reuters Group PLC is shown on page 71.

The financial statements on pages 43-73 and the ‘Summary of differences between UK and US generally accepted accounting principles’ on pages 74-80 were approved by the directors on 7 March 2005.

Tom Glocer	David Grigson
CEO	CFO

56	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS
for the year ended 31 December

		Restated	Restated
	2004	2003	2002
	£m	£m	£m

Retained profit/(loss) for the period	211	(90)	(394)
Unrealised gain on deemed partial disposal of subsidiary undertakings	–	–	1
Unrealised gain on deemed partial disposal of associates	–	–	12
Unrealised gain on disposal of fixed asset investments	–	–	10
Translation differences taken directly to reserves	(25)	(113)	(95)
Taxation on translation differences taken directly to reserves	(10)	–	–
Shares issued during the year	6	–	2
Amounts credited/(charged) in respect of employee share schemes	18	(13)	1
Purchase of own shares	–	–	(65)

Net movement in shareholders’ equity	200	(216)	(528)

Opening shareholders’ equity as previously stated	286	496	1,109
Prior period adjustment (see ‘Accounting Basis’ on page 72)	(74)	(68)	(153)

Opening shareholders’ equity as restated	212	428	956

Closing shareholders’ equity	412	212	428

NOTES ON THE CONSOLIDATED BALANCE SHEET

13	SEGMENTAL ANALYSIS

The tables below show total assets and non-interest bearing net assets by Customer Segment and by location on a basis consistent with the segmental analysis of profit in note 1. For the reasons discussed in that note, the assets in any location are not matched with the revenue earned in that location.

By customer segment					Non-interest bearing net assets
			Total assets

		Restated	Restated		Restated	Restated
	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Sales & Trading	157	303	353	59	173	197
Research & Asset Management	130	111	132	82	29	30
Enterprise	39	34	54	11	(8)	5
Media	32	118	145	12	47	79

Total Customer Segment	358	566	684	164	241	311
Channels	135	355	395	21	204	223
Operations & Technology	317	258	378	201	155	190
Content	22	27	27	(51)	(55)	(66)
Corporate Services	57	98	117	30	61	68
Central	652	411	511	(109)	(113)	(80)
Instinet Group	918	1,154	1,344	30	(9)	79

Total assets/non-interest bearing net assets	2,459	2,869	3,456	286	484	725

Interest bearing net assets/(liabilities)				326	(77)	(66)

Total net assets				612	407	659

Central total assets by customer segment consist principally of Reuters cash and short-term investments.

	Total assets			Non-interest bearing net assets

By location		Restated	Restated		Restated	Restated
	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Europe, Middle East and Africa	647	974	1,381	(40)	203	633
The Americas	1,072	1,323	1,660	269	117	253
Asia/Pacific	157	157	192	57	42	40
Central	583	415	223	–	122	(201)

Total assets/non-interest bearing net assets	2,459	2,869	3,456	286	484	725

Fixed assets	734	1,192	1,448
Current assets	1,725	1,677	2,008

Total assets	2,459	2,869	3,456

Central total assets by location consist principally of those assets held by head office operations together with unamortised goodwill and other intangibles.

Reuters Group PLC Annual Report and Form 20-F 2004	57

Back to Contents

NOTES ON THE CONSOLIDATED BALANCE SHEET
continued

14	INTANGIBLE ASSETS

				Technology
		Goodwill	Trade names	know-how	Total
		£m	£m	£m	£m

Cost
31 December 2003		1,036	39	161	1,236
Exchange differences		(30)	–	(7)	(37)
Additions		6	–	1	7
Disposals		(82)	–	–	(82)
Adjustments (see note 31 on page 69)		(6)	–	–	(6)

31 December 2004		924	39	155	1,118

Amortisation and impairment
31 December 2003		(798)	(11)	(52)	(861)
Exchange differences		16	–	3	19
Disposals		68	–	–	68
Charged in the year:
Amortisation		(38)	(3)	(21)	(62)
Impairment		(14)	–	–	(14)

31 December 2004		(766)	(14)	(70)	(850)

Net book amount
31 December 2004		158	25	85	268

31 December 2003		238	28	109	375

15	TANGIBLE ASSETS

				Office
			Computer	equipment
	Freehold	Leasehold	systems	and motor
	property	property	equipment	vehicles	Total
	£m	£m	£m	£m	£m

Cost
31 December 2003	245	214	1,040	247	1,746
Exchange differences	(6)	(12)	(34)	(10)	(62)
Additions	1	32	69	9	111
Disposals	(83)	(47)	(215)	(53)	(398)

31 December 2004	157	187	860	193	1,397

Depreciation
31 December 2003	(97)	(112)	(853)	(203)	(1,265)
Exchange differences	6	3	32	5	46
Charged in the year	(9)	(11)	(97)	(16)	(133)
Disposals	27	27	208	48	310

31 December 2004	(73)	(93)	(710)	(166)	(1,042)

Net book amount
31 December 2004	84	94	150	27	355

31 December 2003	148	102	187	44	481

				2004	2003
Net book amount of leasehold property				£m	£m

Long-term leaseholds				32	44
Short-term leaseholds				62	58

Total leasehold property				94	102

Contracted capital commitments not provided				37	14

58	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

16	INVESTMENTS

	Interests in	Interests in	Interests in	Other
	joint ventures	associates	own shares	investments	Total
Fixed asset investments	£m	£m	£m	£m	£m

Net assets/cost
31 December 2003 as previously stated	52	226	74	54	406
Prior period adjustment	–	–	(74)	–	(74)

31 December 2003 as restated	52	226	–	54	332
Reclassifications	–	(31)	–	–	(31)
Exchange differences	–	(6)	–	(1)	(7)
Arising in year – share of:
Operating (losses)/profits	(2)	7	–	–	5
Profit on disposal of business	9	–	–	–	9
Interest receivable	1	–	–	–	1
Taxation	(1)	(2)	–	–	(3)
Dividends received	(2)	(2)	–	–	(4)
Loans repaid to joint ventures (see note 29)	5	–	–	–	5
Disposals (see note 31)	–	(172)	–	(24)	(196)
Impairment	–	–	–	(1)	(1)
Shareholder taxes	(2)	–	–	–	(2)

31 December 2004	60	20	–	28	108

Goodwill
31 December 2003	–	4	–	–	4
Charged in the year	–	(1)	–	–	(1)

31 December 2004	–	3	–	–	3

Net book amount
Net assets/cost	60	20	–	28	108
Goodwill	–	3	–	–	3

31 December 2004	60	23	–	28	111

Net book amount
Net assets/cost as previously stated	52	226	74	54	406
Prior period adjustment	–	–	(74)	–	(74)

Net assets/cost as restated	52	226	–	54	332
Goodwill	–	4	–	–	4

31 December 2003 as restated	52	230	–	54	336

Fixed asset listed investments at 31 December 2004
Carrying value	–	–	–	13	13
Market value	–	–	–	19	19

	Interests in	Interests in	Interests in	Other
	joint ventures	associates	own shares	investments	Total
Current asset investments	£m	£m	£m	£m	£m

Cost
31 December 2003	–	–	–	–	–
Reclassifications	–	–	–	31	31
Additions	–	–	–	82	82
Exchange differences	–	–	–	(2)	(2)
Impairment	–	–	–	(3)	(3)

31 December 2004	–	–	–	108	108

Current asset listed investments at 31 December 2004
Carrying value	–	–	–	29	29
Market value	–	–	–	115	115

Prior to the adoption by the Group of UITF38 ‘Accounting for ESOP Trusts’, the shares held in Reuters Group PLC by the Reuters ESOTs were held as a fixed asset investment. In accordance with the requirements of UITF38, these shares have been deducted from shareholders’ equity. This change has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly (see note 26 on page 66).

Fixed asset other investments consist principally of small equity investments. Impairment write downs have been made when, based on directors’ valuations, a permanent diminution in the carrying value of the investment has occurred.

The reclassification of investments from interests in associates within fixed asset investments to other investments within current asset investments arises from the part-disposal of Reuters interest in TSI (see note 31 on page 69), and reflects management’s intention to dispose of its remaining shareholding.

Reuters Group PLC Annual Report and Form 20-F 2004	59

Back to Contents

NOTES ON THE CONSOLIDATED BALANCE SHEET
continued

16	INVESTMENTS continued

On 16 November 2004, Reuters purchased the 49% of the voting shares of Radianz that it did not already own from Equant, thereby increasing its shareholding from 51% to 100% of voting shares. The acquisition of the additional 49% stake is included within current asset investments. The 49% was acquired with a view to resale, and the stake has not been previously consolidated in the Group financial statements. As permitted by the Companies Act, Radianz has not been consolidated at 31 December 2004. The original investment has continued to be equity accounted in accordance with FRS 9 ‘Associates and Joint Ventures’, as shown in the table above. The aggregated capital and reserves of Radianz as at 31 December 2004 were £96 million and the loss for the year was £7 million. Balances between Reuters and Radianz as at 31 December 2004 and details of the nature and extent of transactions between the two parties during the year are given in note 29 ‘Related Party Transactions’. During 2004, Reuters wrote down the carrying value of its investment in Radianz by £3 million.

Had all listed investments been disposed of on 31 December 2004, no tax would have been payable on the assumption that none of the earnings would be repatriated. 1.0 million TSI shares subject to in-the-money options held by Reuters employees who worked at TIBCO Finance Technology Inc., a former Reuters subsidiary which was incorporated into other Reuters businesses in 2001, have been included in the market value of current asset investments at the value of the option proceeds.

17	STOCK

	2004	2003	2002
	£m	£m	£m

Contract work in progress	3	2	2
Less progress payments	–	–	(2)

	3	2	–
Equipment stock	–	–	1

Total stock	3	2	1

18	DEBTORS

	2004	2003	2002
	£m	£m	£m

Amounts falling due within one year
Trade debtors	162	211	249
Less allowance for doubtful accounts	(31)	(41)	(52)

	131	170	197
Instinet counterparty debtors	216	356	514
Amounts owed by joint ventures and associates	11	21	81
Other debtors	96	84	149
Prepayments and accrued income	70	56	66

	524	687	1,007
Amounts falling due after more than one year
Other debtors	15	16	12
Prepayments and accrued income	5	5	–

Total debtors	544	708	1,019

19	OTHER SHORT-TERM INVESTMENTS

	2004	2003	2002
	£m	£m	£m

Listed
Government securities:
UK	–	10	23
Overseas	13	18	29
Other deposits:
Overseas	5	109	329

	18	137	381

Unlisted
Certificates of deposit:
UK	–	1	2
Term deposits:
UK	84	47	47
Overseas	32	32	29
Other deposits:
UK	247	24	4
Overseas	372	381	107

	735	485	189

Total other short-term investments	753	622	570

60	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

20	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2004	2003	2002
	£m	£m	£m

Trade creditors	71	95	103
Accruals	337	446	519
Instinet counterparty creditors	197	389	545
Deferred income	23	29	57
Amounts owed to joint ventures and associates	45	29	86
Other creditors	27	33	37
Other taxation and social security	36	40	65

	736	1,061	1,412
Bank overdrafts	17	29	19
Bank loans	37	1	11
Other borrowings	127	335	411
Current UK corporation and overseas taxation	254	254	259
Proposed dividend	86	86	86

Total creditors falling due within one year	1,257	1,766	2,198

Current UK corporation and overseas taxation comprises:
UK corporation tax	153	170	125
Overseas taxes	101	84	134

Total current UK corporation and overseas taxation	254	254	259

21	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2004	2003	2002
	£m	£m	£m

Term notes	329	406	353
Accruals and deferred income	17	19	–
Other creditors	2	–	–
Amounts owed to joint ventures	–	–	1

Total creditors falling due after more than one year	348	425	354

The maturity profile of all bank overdrafts, bank loans and other borrowings is given in note 12.

22	CONCENTRATION OF CREDIT RISK

Reuters Group is exposed to concentrations of credit risk. Reuters Group invests in UK and US government securities and with high credit quality financial institutions. Reuters Group limits the amount of credit exposure to any one financial institution. The Group is also exposed to credit risk from its trade debtors, which are concentrated in the financial community. Reuters Group estimates that approximately 72% of its subscribers are financial institutions, 17% are corporations in other sectors of the business community, 4% are from the news media and 7% are government institutions and individuals worldwide (2003: 70%, 16%, 6% and 8% respectively, 2002: 68%, 19%, 6% and 7% respectively).

In addition, Instinet Group is exposed to the possibility of trades between its counterparties failing to settle. Due to the settlement mechanisms employed, the maximum exposure is generally limited to the market movement between the trade date and the settlement date. There are no material unprovided off-balance sheet exposures or positions in respect of trades undertaken on or prior to 31 December 2004.

23	PENSIONS AND SIMILAR OBLIGATIONS

Reuters Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.

Defined contribution plans
Reuters Group operates 34 defined contribution plans covering approximately 67% of its employees, of which the largest plans are: the Reuters Pension Fund, the Reuters Retirement Plan and the Reuters 401K Pension Plans. The percentage of employees covered and the company contribution to these plans were:

		Company
		contribution
	% of employees	% of basic salary

Reuters Pension Fund	10.3%	9.5%
Reuters Retirement Plan	16.1%	7.0%
Reuters 401K Pension Plans	24.8%	6.0%

Reuters Group PLC Annual Report and Form 20-F 2004	61

Back to Contents

NOTES ON THE CONSOLIDATED BALANCE SHEET
continued

23	PENSIONS AND SIMILAR OBLIGATIONS continued

Defined benefit plans
The Group also operates 33 defined benefit plans covering approximately 24% of employees. Individually, these plans are of a relatively minor nature. The 17 largest plans are valued under SSAP 24 by independently qualified actuaries using the projected unit credit method. The SSAP 24 provision is reviewed annually based on locally reported information, with the most recent review being at 1 January 2004. The smaller remaining plans are subject to regular valuations based on accepted actuarial practice and standards within the country in which the plan is established. The largest plans are directly invested and others are invested in insurance contracts. The remainder are internally funded in accordance with local practice, with provisions in the subsidiary undertakings to recognise the pension obligations.

Funding policy is set in accordance with local requirements.

The largest defined benefit plans are the UK Supplementary Pension Scheme (SPS) and those in Switzerland, Japan and Hong Kong. The charges in respect of these plans in 2004 were £2 million, £3 million, £2 million and £1 million respectively (2003: £2 million, £5 million, £3 million and £2 million respectively). Details of the SSAP 24 valuation results in respect of these plans are given below.

	UK SPS	Switzerland	Japan	Hong Kong

Percentage of employees covered	0.2%	4.2%	2.4%	1.0%
Assumptions:
Investment return: pre-retirement	6.9%	4.5%	3.0%	7.0%
Investment return: post-retirement	5.4%	4.5%	3.0%	7.0%
Salary growth	3.9%	3.0%	3.0%	5.0%
Pension increases	2.4%	1.5%	2.0%	–
Market value of assets (£m)	37	69	15	14
Present value of past service liabilities (£m)	44	68	21	13

Post-retirement medical benefits
In the US, the Group closed its post-retirement medical plan with effect from 1 July 2002. A total of 190 employees, retirees and covered spouses retain entitlement to post-retirement medical benefits which remain unfunded. The principal assumptions used in the most recent actuarial valuation undertaken at 1 January 2004 were a discount rate of 8% and that the growth in healthcare costs would decrease from 9% per annum in 2004 to 6% by 2007 and remain at 5% thereafter.

Movement on pension provisions and similar obligations
	2004	2003	2002
	£m	£m	£m

Opening balance	63	59	58
Profit and loss account (see note 2):
Defined contribution plans	28	35	47
Defined benefit plans	9	18	18
Post-retirement medical benefits	(3)	(3)	–

	34	50	65
Utilised in the year	(48)	(46)	(64)

Closing balance	49	63	59

£40 million of the £49 million closing balance relates to schemes valued in accordance with SSAP 24 (2003: £52 million, 2002: £47 million).

FRS 17: Fourth year transitional disclosures
Composition of the schemes
Full actuarial valuations were carried out at various dates between 1 January 2003 and 31 December 2004 and updated to 31 December 2004, where necessary, by independent qualified actuaries in accordance with FRS 17. The major assumptions used by the actuary at 31 December 2004 were:

			UK plans		Overseas plans		Post-retirement medical benefits

	2004	2003	2002	2004	2003	2002	2004	2003	2002

Discount rate	5.25%	5.50%	5.50%	3.63%	4.03%	4.10%	5.75%	6.25%	6.75%
Inflation assumption	2.75%	2.50%	2.25%	1.46%	1.44%	1.52%	2.00%	2.00%	2.00%
Rate of increase in salaries	4.00%	3.75%	4.00%	2.56%	2.55%	3.06%	–	–	–
Rate of increase in pensions in payment	2.75%	2.50%	2.25%	1.59%	1.42%	1.69%	–	–	–

The assets in the scheme and
expected return on assets were:

Expected rate of return on assets
Equities	8.25%	8.25%	8.25%	7.12%	7.23%	7.60%	–	–	–
Bonds	4.50%	5.00%	5.00%	3.04%	3.76%	3.86%	–	–	–
Property	6.50%	6.67%	6.60%	–	–	–	–	–	–
Cash	4.00%	3.75%	3.50%	2.18%	2.83%	2.65%	–	–	–
Other	–	–	–	4.95%	4.77%	5.25%	–	–	–

Market value (£m)
Equities	35	23	19	61	60	50	–	–	–
Bonds	79	11	7	47	43	40	–	–	–
Property	9	1	1	–	–	–	–	–	–
Cash	–	2	6	4	6	3	–	–	–
Other	–	–	–	12	7	4	–	–	–

62	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

23	PENSIONS AND SIMILAR OBLIGATIONS continued

The following amounts at 31 December were measured in accordance with the requirements of FRS 17:

								Post-retirement medical benefits
			UK plans		Overseas plans							Total

	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total market value of assets	123	37	33	124	116	97	–	–	–	247	153	130
Present value of scheme liabilities	(159)	(57)	(63)	(158)	(140)	(132)	(3)	(5)	(6)	(320)	(202)	(201)

Deficit in the scheme	(36)	(20)	(30)	(34)	(24)	(35)	(3)	(5)	(6)	(73)	(49)	(71)
Related deferred tax asset	11	6	9	10	8	10	1	2	2	22	16	21

Net pension liability	(25)	(14)	(21)	(24)	(16)	(25)	(2)	(3)	(4)	(51)	(33)	(50)

The assets and liabilities reported under UK plans cover a small UK scheme with 35 active members together with unfunded early retirement and retirement benefit schemes, the liabilities of which are covered through book reserves. The figures do not include Reuters Pension Fund, as this is a defined contribution plan and its assets and liabilities are not required to be disclosed under FRS 17.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve at 31 December would be as follows:

		Restated	Restated
	2004	2003	2002
	£m	£m	£m

Net assets per consolidated balance sheet	612	407	659
Net pension liability already recognised in net assets	27	30	24

Net assets before impact of FRS 17	639	437	683
Net pension liability under FRS 17	(51)	(33)	(50)

Net assets after impact of FRS 17	588	404	633

Consolidated profit and loss account reserve	1,673	1,479	1,695
Net pension liability already recognised in profit and loss account reserve	27	30	24

Profit and loss account reserve before impact of FRS 17	1,700	1,509	1,719
Net pension liability under FRS 17	(51)	(33)	(50)

Profit and loss account reserve after impact of FRS 17	1,649	1,476	1,669

Under the requirements of FRS 17, the following amounts would have been recognised in the performance statements in the year to 31 December:

				2004				2003

			Post-				Post-
			retirement				retirement
		Overseas	medical			Overseas	medical
	UK plans	plans	benefits	Total	UK plans	plans	benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Analysis of amount charged to operating profit
Current service cost	2	10	–	12	1	11	–	12
Past service cost	(1)	–	–	(1)	–	1	–	1

Total operating charge	1	10	–	11	1	12	–	13

Analysis of amount credited to other finance income
Expected return on pension scheme assets	4	6	–	10	2	6	–	8
Interest on pension scheme liabilities	(4)	(5)	–	(9)	(3)	(5)	–	(8)

Net return	–	1	–	1	(1)	1	–	–

Reuters Group PLC Annual Report and Form 20-F 2004	63

Back to Contents

NOTES ON THE CONSOLIDATED BALANCE SHEET
continued

23 PENSIONS AND SIMILAR OBLIGATIONS continued

Amounts that would have been recognised in performance statements under FRS 17 (continued):

				2004				2003

			Post-				Post-
			retirement				retirement
		Overseas	medical			Overseas	medical
	UK plans	plans	benefits	Total	UK plans	plans	benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Analysis of amount recognised in statement of total
recognised gains and losses (STRGL)
Actual return less expected return on pension scheme assets	(1)	(1)	–	(2)	2	10	–	12
Experience (losses)/gains arising on the scheme liabilities	(11)	5	1	(5)	8	(2)	1	7
Changes in assumptions underlying the present value of the
scheme liabilities	(8)	(14)	–	(22)	(1)	5	–	4

Actuarial (loss)/gain recognised in the STRGL	(20)	(10)	1	(29)	9	13	1	23

Movements in deficit during the year
Deficit in the scheme at beginning of the year	(20)	(24)	(5)	(49)	(30)	(35)	(6)	(71)
Movement in the year:
Current service cost	(2)	(10)	–	(12)	(1)	(11)	–	(12)
Employer contributions	5	10	1	16	3	10	–	13
Past service costs	1	–	–	1	–	(1)	–	(1)
Other finance income	–	1	–	1	(1)	1	–	–
Actuarial (loss)/gain recognised in the STRGL	(20)	(10)	1	(29)	9	13	1	23
Effect of currency translation	–	(1)	–	(1)	–	(1)	–	(1)

Deficit in scheme at end of year	(36)	(34)	(3)	(73)	(20)	(24)	(5)	(49)

History of experience gains and losses

Difference between the expected and actual return on scheme assets
Amount (£m)	(1)	(1)	–	(2)	2	10	–	12
Percentage of scheme assets at period end (%)	0.8%	0.8%	–	0.8%	5.4%	8.6%	–	7.8%

Experience gains and losses of scheme liabilities
Amount (£m)	(11)	5	1	(5)	8	(2)	1	7
Percentage of the present value of the scheme liabilities at period end (%)	6.9%	3.2%	33.3%	1.6%	14.1%	1.4%	20.0%	3.4%

Total amount recognised in the STRGL
Amount (£m)	(20)	(10)	1	(29)	9	13	1	23
Percentage of the present value of the scheme liabilities at period end (%)	12.6%	6.3%	33.3%	9.1%	15.8%	9.3%	20.0%	11.4%

								2002

							Post-
							retirement
						Overseas	medical
					UK plans	plans	benefits	Total
History of experience gains and losses (continued)					£m	£m	£m	£m

Difference between the expected and actual return on scheme assets
Amount (£m)					(9)	(17)	–	(26)
Percentage of scheme assets at period end (%)					27.8%	17.9%	–	20.4%

Experience gains and losses of scheme liabilities
Amount (£m)					–	(9)	(3)	(12)
Percentage of the present value of the scheme liabilities at period end (%)					–	5.4%	46.3%	5.7%

Total amount recognised in the STRGL
Amount (£m)					(9)	(47)	(1)	(57)
Percentage of the present value of the scheme liabilities at period end (%)					14.8%	35.1%	27.9%	28.3%

Two of the overseas plans are closed to new entrants, therefore under the projected unit credit method, the current service cost will increase as a percentage of payroll as members of the scheme approach retirement. The service cost for these schemes totals £2 million in 2004.

Contributions to funded plans in 2005 are expected to increase slightly on 2004 levels.

The Group is anticipating that a further overseas plan may be closed to new entrants in 2005. Existing members will retain accrued benefits in the scheme, but transfer future contributions into a new defined contribution scheme.

64	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

24 DEFERRED TAXATION (ASSETS)/LIABILITIES

	2004	2003	2002
	£m	£m	£m

Opening balance	(240)	(233)	(154)
Exchange differences	2	13	–
Profit and loss account	33	(20)	(79)

Closing balance	(205)	(240)	(233)

The closing balance is analysed below:

Timing differences:
Fixed asset related	(45)	(41)	(39)
Tax losses	(45)	(52)	(55)
Other	(115)	(147)	(139)

	(205)	(240)	(233)

Reuters Group has provided for deferred tax liabilities in respect of dividends which are either accrued as receivable or where there is a binding agreement to remit the earnings of overseas subsidiary undertakings, joint ventures and associates. To the extent that earnings of its overseas subsidiary undertakings, joint ventures and associates are not expected to be remitted in the foreseeable future, no tax is expected to be payable.

		Valuation
	Assets	allowance	Liabilities	Net
	£m	£m	£m	£m

Total timing differences at 31 December 2004
Fixed asset related	(73)	16	12	(45)
Tax losses	(159)	114	–	(45)
Other	(132)	–	17	(115)

	(364)	130	29	(205)

The valuation allowance of £16 million in respect of fixed assets is made against assets in respect of which it is uncertain that suitable taxable income will be available when the timing differences reverse (2003: £16 million).

Similarly, the valuation allowance of £114 million in respect of losses is made where it is uncertain that suitable taxable income will arise. It has increased by £11 million in 2004.

Other timing differences include reorganisation costs, accrued employee costs (including pension costs) and other provisions.

Reuters does not recognise the potential future tax benefit of capital losses.

The net closing deferred tax balance has been analysed as:

	2004	2003	2002
	£m	£m	£m

Deferred tax asset:
Amounts falling due within one year	(132)	(143)	(113)
Amounts falling due after more than one year	(102)	(130)	(147)

	(234)	(273)	(260)
Deferred tax liability (included in provisions for liabilities and charges)	29	33	27

Reuters Group PLC Annual Report and Form 20-F 2004	65

Back to Contents

NOTES ON THE CONSOLIDATED BALANCE SHEET
continued

25 OTHER PROVISIONS

The movement in other provisions during 2004 was as follows:

		Legal/	Other
	Rationalisation	compliance	property	Other	Total
	£m	£m	£m	£m	£m

31 December 2003	165	1	2	7	175
Translation differences	(4)	–	–	–	(4)
Charged against profit	131	3	1	6	141
Utilised in the year	(131)	(1)	(1)	(1)	(134)
Released	(10)	–	–	(4)	(14)
Reclassification	–	1	–	(1)	–

31 December 2004	151	4	2	7	164

Included within the rationalisation provision at the end of 2004 are obligations related to the Reuters Fast Forward and Instinet Group restructuring programmes, which were first announced in 2003 and include headcount reduction and property rationalisation. Severance-related provisions are expected to be utilised during 2005 and property-related provisions will be utilised over the remaining lease periods.

The legal/compliance provision represents the expected cost of settling disputes arising from contractual arrangements with third-party suppliers and individuals.

Other property provisions reflect Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements outside the rationalisation programmes.

26 CAPITAL AND RESERVES

		Capital	Share		Profit and loss	Share-
	Called-up	redemption	premium	Other	account	holders’
	share capital	reserve	account	reserve	reserve	equity
	£m	£m	£m	£m	£m	£m

31 December 2001 as previously stated	358	1	89	(1,717)	2,378	1,109
Prior period adjustment (see ‘Accounting Basis’ on page 72)	–	–	–	–	(153)	(153)

31 December 2001 as restated	358	1	89	(1,717)	2,225	956
Shares issued during the year	–	–	2	–	–	2
Unrealised gains on disposal of fixed asset investment	–	–	–	–	10	10
Unrealised gain on deemed partial disposal of subsidiary undertaking	–	–	–	–	1	1
Unrealised gain on deemed partial disposal of associates	–	–	–	–	12	12
Purchase of own shares	–	–	–	–	(65)	(65)
Amounts credited in respect of employee share schemes	–	–	–	–	1	1
Translation differences	–	–	–	–	(95)	(95)
Loss for the year as restated	–	–	–	–	(394)	(394)

31 December 2002 as restated	358	1	91	(1,717)	1,695	428
Amounts charged in respect of employee share schemes	–	–	–	–	(13)	(13)
Translation differences	–	–	–	–	(113)	(113)
Loss for the year as restated	–	–	–	–	(90)	(90)

31 December 2003 as restated	358	1	91	(1,717)	1,479	212
Shares issued during the year	1	–	5	–	–	6
Amounts credited in respect of employee share schemes	–	–	–	–	18	18
Translation differences	–	–	–	–	(25)	(25)
Taxation on translation differences	–	–	–	–	(10)	(10)
Retained profit for the year	–	–	–	–	211	211

31 December 2004	359	1	96	(1,717)	1,673	412

During 2004, £6 million (2003: £nil, 2002: £2 million) was received by Reuters Group PLC on the issue of shares in respect of the exercise of options awarded under various share option plans.

Cumulative translation losses at 31 December 2004 totalled £188 million (2003: £163 million, 2002: £50 million).

In 1998, a court-approved capital reorganisation took place. In exchange for every 15 ordinary shares in Reuters Holdings PLC, shareholders received pro-rata 13 ordinary shares in Reuters Group PLC plus £13.60 in cash. The difference between the proforma nominal value of shares in issue of Reuters Group PLC immediately prior to the reorganisation and the previously reported capital and reserves of Reuters Holdings PLC, excluding the profit and loss reserve, represents the merger difference which has since been reflected in the Other reserve.

As at 31 December 2004, the deduction from shareholders’ equity in respect of treasury stock held by the ESOTs was £209 million (2003: £225 million, 2002: £235 million). The number of unvested shares held by the ESOTs as at 31 December 2004 was 32.0 million (2003: 34.4 million, 2002: 35.9 million). These shares had a market value of £121 million as at 31 December 2004 (2003: £81 million, 2002: £64 million).

66	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

27 SHARE CAPITAL

	2004	2003	2002
	£m	£m	£m

Authorised
One Founders Share of £1	–	–	–
2,100 million ordinary shares of 25 pence each	525	525	525

	525	525	525

Allotted, called-up and fully paid
One Founders Share of £1	–	–	–
Ordinary shares of 25 pence each	359	358	358

	359	358	358

Number of ordinary shares of 25 pence each (millions)	1,435.5	1,432.5	1,432.5

Shares allotted during the year (millions)	2004	2003	2002

2,951,607 shares in Reuters Group PLC were issued for cash
under employee share schemes at prices ranging from 90p to 397p per share	3.0	–	0.4

The rights attaching to the Founders Share are set out on page 83. The consideration for shares allotted during the period was £6 million (2003: £nil, 2002: £2 million).

28 EMPLOYEE SHARE OPTION PLANS

Reuters Group PLC operates share plans for the benefit of employees as explained in the Remuneration Report. Since the flotation of Reuters Holdings PLC in 1984, 107 million shares have been issued under these plans.

Activity relating to share options to subscribe for new shares for the three years ended 31 December 2004 was as follows:

		Discretionary			Weighted
	Save as-	employee and			average
	you-earn	executive	Plan		exercise price
	plans	plans	2000	Total	£

Ordinary shares under option in millions (including ADSs):
31 December 2001	10.4	7.7	20.0	38.1	6.55
Granted	7.2	31.8	–	39.0	4.04
Exercised	(0.2)	–	(0.2)	(0.4)	5.39
Expired, cancelled or lapsed	(6.7)	(0.9)	(3.1)	(10.7)	6.76

31 December 2002	10.7	38.6	16.7	66.0	5.10
Granted	28.0	25.8	–	53.8	1.53
Exercised	–	–	–	–	–
Expired, cancelled or lapsed	(8.5)	(8.0)	(2.6)	(19.1)	4.77

31 December 2003	30.2	56.4	14.1	100.7	3.24
Granted	4.6	10.3	–	14.9	2.87
Exercised	(0.5)	(2.5)	–	(3.0)	2.09
Expired, cancelled or lapsed	(4.4)	(5.0)	(2.7)	(12.1)	4.15

31 December 2004	29.9	59.2	11.4	100.5	3.11

Number of participants at 31 December 2004	7,939	7,238	5,690

The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2004:

		Weighted		Options	Exercisable
		average period	Weighted	exercisable at	weighted
	Total shares	remaining to	average	31 December	average
	under option	full vesting	exercisable	2004	exercise
	(million)	(months)	price	(million)	price

Range of exercise prices
Ordinary shares (£)
0.25-2.00	32.8	17	£0.95	1.9	£1.33
2.01-5.00	38.0	18	£2.96	9.2	£2.63
5.01-7.00	18.9	8	£5.53	14.2	£5.56
7.01-9.00	6.3	6	£8.56	3.8	£8.51
9.01-11.00	0.5	4	£9.74	0.2	£9.75

ADSs (US$)
10.01-30.00	3.4	17	US$10.66	–	–
30.01-50.00	0.6	26	US$44.58	–	–

	100.5			29.3

Reuters Group PLC Annual Report and Form 20-F 2004	67

Back to Contents

NOTES ON THE CONSOLIDATED BALANCE SHEET
continued

28 EMPLOYEE SHARE OPTION PLANS continued

In August 1990, January 1994 and August 2004, Reuters established ESOTs with the power to acquire shares in the open market. The trustee of these trusts is an offshore independent professional trustee. Shares purchased by the trusts, which are included within reserves on the consolidated balance sheet, will be used either to meet obligations under the company’s restricted share plans described in the Remuneration Report on pages 32-40 or to satisfy the exercise of options granted, or to be granted, under other employee share option plans. Alternatively, new shares may be issued to satisfy these option obligations.

SAYE options are issued at a 20% discount to the market price at the time of granting the options. This does not give rise to a charge against profit as Reuters has taken advantage of the exemption allowed under UITF17 ‘Employee Share Schemes’.

29 RELATED PARTY TRANSACTIONS

During the year, Reuters Group carried out a number of transactions with related parties in the normal course of business and on an arm’s length basis. Details of these transactions are shown below:

	31	Services	Amounts	31
	December	provided/	(collected)/	December
	2003	(received)	paid	2004
	£m	£m	£m	£m

Amounts receivable:
Radianz	15	66	(73)	8
Factiva	4	23	(24)	3
Other	2	5	(7)	–

Amounts receivable	21	94	(104)	11

Amounts payable:
Radianz	(22)	(277)	288	(11)
Factiva	–	(9)	8	(1)
Other	(6)	(32)	38	–

Amounts payable	(28)	(318)	334	(12)

The above amounts relate to the rendering or receiving of services between both parties, including agency arrangements and licence agreements. The other amounts principally relate to TSI and the Reuters building at 3 Times Square.

In addition to the above amounts, Reuters also has the following related party transactions:

1.	Reuters had a promissory note payable to Factiva with a balance of £1 million outstanding at the start of 2004, which was repaid during the year.

2.	Reuters also held an interest bearing loan of £5 million payable to Factiva at the start of 2004. This was repaid during the year and a further interest bearing loan of £11 million was taken out during the year.

3.	As part of the transaction to acquire 49% of Radianz voting shares from Equant, Reuters assumed a liability of £22 million due to Radianz, which, prior to the sale, represented capital contributions due from Equant.

30 OPERATING LEASE COMMITMENTS

Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

	2004	2003	2002
	£m	£m	£m

Year ended 31 December
2003	–	–	91
2004	–	97	81
2005	94	83	68
2006	81	73	62
2007	74	63	57
2008	67	54	47
2009	61	45	40
Thereafter	379	282	289

Total minimum lease payments	756	697	735

At 31 December, the Group had commitments to make payments during the following year under non-cancellable operating leases as follows:

		Land and buildings				Other

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m

Operating leases which expire:
Within one year	8	7	11	1	2	2
In the second to fifth years	34	43	37	6	6	4
Over five years	54	48	50	–	–	–

68	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

31	ACQUISITIONS AND DISPOSALS

Acquisitions
On 11 March 2004, Reuters acquired the 50% shareholding in Icor Brokerage Ltd that it did not already own and, on 22 October 2004, acquired Fitzrovia International plc.

		Fair value
	Book value	adjustments	Total
	£m	£m	£m

Intangible fixed assets	–	1	1
Current assets	1	–	1
Current liabilities	(1)	–	(1)
Provisions for liabilities and charges	(1)	–	(1)

Net assets acquired	(1)	1	–
Cash consideration			(6)

Goodwill			6

The fair value adjustment relates to trademarks held by Fitzrovia International plc, which were not recognised on that company’s balance sheet. The aggregate post-acquisition contribution of the acquired entities to turnover and operating profit was immaterial.

In addition, on 16 November 2004, Reuters Group acquired Equant’s entire stake in Radianz for £60 million in cash, together with the release of future funding obligations of £22 million. The accounting treatment of Radianz is described in note 16.

Disposals
During 2004, Reuters disposed of a number of subsidiary undertakings, including: TowerGroup; Yankee; ORT; Reuters Investment (Bermuda) Ltd; Reuters Funds Investments Ltd; Reuters (UGS Property) Ltd; plus a number of small wholly-owned subsidiaries. These disposals resulted in a net profit of £10 million.

Losses on deemed partial disposal of Reuters interest in Instinet Group, arising on the exercise of Instinet share awards by Instinet Group employees during the year, amounted to £1 million.

During the year, Reuters made disposals of certain equity investments. In February 2004, Reuters reduced its stake in TSI from 48.4% to 8.8% (6.2% fully diluted) through a combination of public offering and a sale of shares back to TSI, for aggregate net proceeds of £310 million, realising a profit of £151 million. Reuters disposed of its 34.2% stake in GL TRADE, realising a gain of £48 million. Other disposals of joint ventures and associates realised net profits of £7 million.

In June 2004, Radianz disposed of its voice service business; the Reuters share of the gain arising on the disposal was £9 million.

In 2004, Reuters disposed of a number of small fixed asset investments, realising a net loss on disposal of £1 million. Instinet Group made disposals of certain fixed asset investments during 2004, including: the disposal of its stake in Euronext; a further part-disposal of its stake in Archipelago; the disposal of its stake in the London Stock Exchange; and other disposals of small fixed asset investments. The net gain arising from these disposals was £20 million.

Realised net gains, all of which were recorded in the 2004 profit and loss account, were:

£m

On disposal of subsidiary undertakings	10
On deemed partial disposal of subsidiary undertaking	(1)
On disposal of joint ventures and associates	206
On disposal of business by joint venture	9
On disposal of other fixed asset investments	19

Recorded in the profit and loss account	243

Adjustments to goodwill
Adjustments of £6 million have been made to goodwill during the year (see note 14 on page 58). These relate to the re-negotiation of earn out agreements in relation to the acquisitions of AVT Technologies Limited and Capital Access International LLC, and also to the finalisation of fair value adjustments in respect of the acquisition of Multex. The fair value adjustments are based on an independent valuation performed by professionally-qualified valuers.

Reuters Group PLC Annual Report and Form 20-F 2004	69

Back to Contents

NOTES ON THE CONSOLIDATED BALANCE SHEET
continued

32	SUBSIDIARY UNDERTAKINGS, JOINT VENTURES AND ASSOCIATES

The principal subsidiary undertakings, joint ventures and associates at 31 December 2004, all of which are included in the consolidated financial statements, are shown below. Radianz became a subsidiary on 16 November 2004, when Reuters acquired the 49% voting stake owned by Equant. The accounting treatment of Radianz is described in note 16 on pages 59-60.

			Percentage
	Country of	Principal area	of equity
Subsidiary undertakings	incorporation	of operation	shares held

Bridge Trading Company	USA	USA	100
Instinet Group Incorporated	USA	USA	62
Radianz Limited[2]	UK	Worldwide	100
Reuters AG	Germany	Germany	100
Reuters America LLC	USA	USA	100
Reuters Australia Pty Limited	Australia	Australia	100
Reuters BV	Netherlands	Netherlands	100
Reuters Canada Limited	Canada	Canada/USA	100
Reuters Europe SA	Switzerland	Spain/Portugal	100
Reuters Finance PLC[1]	UK	UK	100
Reuters Holdings Limited[1]	UK	UK	100
Reuters Hong Kong Limited	Cook Islands	Hong Kong	100
Reuters Italia SpA	Italy	Italy	100
Reuters Japan Kabushiki Kaisha	Japan	Japan	100
Reuters Limited	UK	Worldwide	100
Reuters Middle East Limited	Cook Islands	Middle East	100
Reuters Nederland BV1	Netherlands	Netherlands	100
Reuters SA	Switzerland	Worldwide	100
Reuters Services SA	France	France	100
Reuters Singapore Limited	Singapore	Singapore	100
Reuters Transaction Services Limited	UK	Worldwide	100

Notes:
1	Denotes investment companies. All others are operating companies.

2	Reuters owns 100% of the voting ordinary share capital of Radianz Limited. Radianz also has ‘C’ ordinary shares which are held by an Employee Share Ownership Trust.

			Percentage
	Country of	Principal area	of equity
Joint ventures and associates	incorporation	of operation	shares held

Factiva LLC	USA	Worldwide	50
3 Times Square Associates, LLC	USA	USA	50

The financial years for all the above undertakings end on 31 December.

Factiva is a 50% joint venture with Dow Jones, providing a broad range of global news and a deep historical archive of business information which client organisations can integrate into their business applications and intranet portals.

3 Times Square Associates is a venture with Rudins Times Square Associates LLC, formed to acquire, develop and operate the 3 Times Square property and building.

33	POST BALANCE SHEET EVENTS

On 28 February 2005, Reuters and Instinet Group entered into an agreement for Instinet Group to acquire Bridge Trading Company for US$21.5 million in Instinet Group stock. The transaction is subject to NASD approval and other customary conditions, and is expected to close by the end of April 2005. The transaction will be accounted for as a transfer of net assets between Group companies at fair value, with consequent impact on the minority interest in Instinet Group. There is no tax on the transaction.

Since the year end, Reuters has reduced its holding in TSI to 7.4%, generating total net proceeds of £9 million. No tax is expected to be payable as a result of this transaction.

70	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

BALANCE SHEET OF REUTERS GROUP PLC
at 31 December

			2004	2003	2002
	Notes		£m	£m	£m

Fixed asset investment	34	a	5,246	5,246	2,672
Current assets
Debtors falling due within one year:
Prepayments and accrued income			1	–	–
Amounts owed by Group undertakings			716	–	1,861
Debtors falling due after more than one year:
Prepayments and accrued income			2	–	–
Deferred taxation			3	–	–
Other debtors			48	–	–
Current liabilities
Creditors: amounts falling due within one year:
Amounts owed to Group undertakings			(3,736)	(2,499)	(1,227)
Other borrowings	34	b	(127)	(139)	(411)
Proposed dividends	5		(86)	(86)	(86)

Net current (liabilities)/assets			(3,179)	(2,724)	137

Total assets less current liabilities			2,067	2,522	2,809
Other borrowings due after more than one year	34	b	(25)	(228)	(352)

Net assets			2,042	2,294	2,457

Capital and reserves	34	c
Called-up share capital	27		359	358	358
Capital redemption reserve			1	1	1
Share premium account			96	91	91
Other reserve			706	699	699
Profit and loss account reserve			880	1,145	1,308

Capital employed			2,042	2,294	2,457

(Loss)/profit attributable to ordinary shareholders			(125)	(23)	27

This balance sheet was approved by the directors on 7 March 2005.

Tom Glocer CEO	David Grigson CFO

Advantage has been taken of the provisions of Section 230(3) of the Companies Act 1985 not to present a separate profit and loss account for Reuters Group PLC.

34	NOTES ON THE BALANCE SHEET OF REUTERS GROUP PLC

a. Fixed asset investment
The majority of the investment represents the shareholding of Reuters Group PLC in Reuters Holdings Limited.

b. Borrowings
Other borrowings falling due within one year relate to issues of £70 million of Euro Commercial Paper, which was repaid in January 2005, and £57 million of Euro Medium Term Notes, repayable at various dates between April 2005 and May 2005. Other borrowings falling due after more than one year relate to Euro Medium Term Notes issued, which are repayable at various dates between 2006 and 2008. These borrowings have a weighted average interest rate payable of 5%, after allowing for interest rate and cross currency swaps.

c. Capital and reserves

	Called-up	Capital	Share		Profit and
	share	redemption	premium	Other	loss account
	capital	reserve	account	reserve	reserve	Total
	£m	£m	£m	£m	£m	£m

31 December 2003	358	1	91	699	1,145	2,294
Amounts receivable in respect of unissued shares	–	–	–	7	–	7
Shares allotted during the year	1	–	5	–	–	6
Loss for the year	–	–	–	–	(265)	(265)

31 December 2004	359	1	96	706	880	2,042

Following the approval of a High Court Scheme of Arrangement, the majority of the issued share capital of Reuters Holdings PLC was acquired by Reuters Group PLC in February 1998.

The loss for the year mainly represents interest and revaluation on intercompany borrowings, and dividends paid to shareholders.

During the year, Reuters Group PLC granted an option to the Reuters Group PLC 2004 Employee Trust. The Trust will use the option in order to satisfy awards granted to Reuters employees outside of the UK under the Restricted Share Plan, once the scheme vests (see page 34). The movement in the Other reserve represents the option proceeds received.

Reuters Group PLC Annual Report and Form 20-F 2004	71

Back to Contents

ACCOUNTING POLICIES

Accounting basis
The financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards.

UITF38 ‘Accounting for ESOP Trusts’ has been adopted for the first time in the 2004 financial statements. As a result, shares in Reuters Group PLC held by ESOTs have been reclassified from fixed asset investments and are now treated as a deduction from Shareholders’ Equity. No new shares have been acquired by the ESOTs during the year. In addition, revisions to UITF17 ‘Employee Share Schemes’ have changed the basis on which the costs of employee share schemes are charged to the profit and loss account.

The impact of both these changes in accounting treatment has resulted in prior period adjustments and previously reported figures have been restated accordingly. The reclassification of shares acquired by the Reuters ESOTs from fixed asset investments to Shareholders’ Equity has reduced net assets by £74 million as at 31 December 2003, by £68 million as at 31 December 2002 and by £153 million as at 31 December 2001. The impact of adopting the amendment to UITF17 was to decrease profit before tax by £2 million for the year to 31 December 2004, and to increase profit before tax by £7 million for the year to 31 December 2003 and £149 million for the year to 31 December 2002. The prior period adjustment in the Statement of Total Recognised Gains and Losses of £151 million reflects the change in the basis on which charges to the profit and loss account are determined, and the reversal of previous impairment charges.

Following recently issued SEC guidance, Reuters Group has determined that transaction-related regulatory fees in Instinet Group are more appropriately reclassified and shown gross within revenue, rather than offset within brokerage, clearing and exchange fees. For the years ended 31 December 2004, 31 December 2003 and 31 December 2002, the regulatory fee expenses were £30 million, £38 million and £18 million respectively. This adjustment has no impact on profit before tax.

The acquisition of the remaining equity interests in Multex Investor Europe and Multex Investor Japan in 2003 was accounted for in accordance with FRS 2 ‘Accounting for Subsidiary Undertakings’, which represented a departure from the requirements of the Companies Act 1985.

Basis of consolidation
The consolidated financial statements include:

•	the financial statements of Reuters Group PLC and its subsidiaries to 31 December. The results of subsidiaries are included for the period during which they are a member of the Group;

•	Reuters Group’s share of the post-acquisition results of joint ventures and associates. Investments in joint ventures and associates are included at the Group’s share of the net assets and unamortised goodwill at the dates of acquisition plus the Group’s share of post-acquisition reserves.

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

Revenue from contracts for the outright sale of systems-based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance. Short-term contracts are accounted for on a completed contract basis. Long-term contracts are accounted for in accordance with the contractual terms either on a percentage of completion basis or on a time and materials as incurred basis.

Revenue from associated maintenance and support services is recognised rateably over the term of the maintenance contract. Where contracts allow Reuters to recharge costs from communications suppliers and exchanges onwards to subscribers, this income is recognised as revenue.

Transaction products usage revenue is accounted for on a trade date basis.

Securities transactions
Securities transactions between Instinet Group counterparties which pass through Instinet Group and in its role as agency brokers, are recorded on a settlement date basis and, therefore, are only reflected in the balance sheet if there is a failure to settle. Revenues and related expenses arising from such securities transactions are accrued from the date of the transaction.

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

Restricted share and Instinet long-term incentive plans
Costs of the restricted share and Instinet long-term incentive plans are charged to profit over the vesting period of the awards.

Tangible fixed assets
Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives:

Freehold land	Not depreciated

Freehold buildings	Normally 50 years

Leasehold property	Over the term of the lease

Computer systems equipment,
office equipment and motor vehicles	2 to 5 years

72	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

Stock and contract work in progress
Stock and contract work in progress are valued at the lower of cost and net realisable value less progress payments received and receivable from clients. Progress payments in excess of the value of work carried out are included within creditors.

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

Deferred taxation
Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or an event that has occurred at the balance sheet date gives rise to an obligation to pay more tax in the future or a right to pay less tax in the future. Deferred taxation is recognised on an undiscounted basis.

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

Interest in shares of Reuters Group PLC
Shares held by the employee share ownership trusts are recorded in the balance sheet as a deduction from Shareholders’ Equity at cost less shares unconditionally vested.

Fixed and current asset investments
Fixed asset investments are held at cost net of permanent diminution in values as assessed by the directors. Where it is Reuters Group’s intention to dispose of an investment in the short-term, the investment is treated as a current asset, and valued at the lower of cost and net realisable value.

Reuters Group PLC Annual Report and Form 20-F 2004	73

Back to Contents

SUMMARY OF DIFFERENCES BETWEEN UK AND US
Generally Accepted Accounting Principles (GAAP)

01 ACCOUNTING PRINCIPLES
These consolidated financial statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP.

Prior period restatements
 In November 2003, the Group entered into cross currency interest rate swaps to hedge fixed rate Euro debt into floating rate other currencies, principally US dollars. These instruments have a maturity date of November 2010. Under UK GAAP, the resulting US dollar foreign currency debt has been designated as a net investment hedge and, foreign currency translation gains and losses arising on the instrument are recorded directly to equity and included in the statement of total recognised gains and losses. During the year, as part of an overall review of complex derivative instruments, the Group concluded that under US GAAP the gains or losses on these instruments are required to be included in the income statement. The amounts for 2003 have been restated to remove the amount recorded directly to equity and include the amount within the income statement under US GAAP.

Under UK GAAP, computer software licences acquired and other direct internal costs incurred for internal use software are expensed as incurred. The Group has reviewed its accounting for such items during the year and has concluded that the same treatment should not be applied under US GAAP, which requires capitalisation of certain internal use software costs. The Group has restated prior years to properly reflect the capitalisation and related amortisation of these costs under US GAAP.

The impact on the net loss, basic and diluted earnings per ADS, and Shareholders’ Equity in accordance with US GAAP of these restatements is as follows:

Net loss in accordance with US GAAP	2003	2002
	£m	£m

Net loss in accordance with US GAAP as reported	(38)	(127)
Foreign exchange gain on derivative	18	–
Capitalisation of internal use software costs	4	22
Tax effect of adjustments	(7)	(6)

Net loss in accordance with US GAAP as restated	(23)	(111)

Basic/diluted earnings per ADS before	2003	2002
accounting change	pence	pence

Basic/diluted earnings per ADS before
accounting change as reported	(16.3)	(49.5)

Basic/diluted earnings per ADS before
accounting change as restated	(9.5)	(42.8)

Basic/diluted earnings per ADS after
accounting change

Basic/diluted earnings per ADS after
accounting change as reported	(16.3)	(54.3)

Basic/diluted earnings per ADS after
accounting change, as restated	(9.5)	(47.6)

	2003	2002
Shareholders’ equity in accordance with US GAAP	£m	£m

Shareholders’ equity in accordance with US GAAP
as reported	245	528
Foreign exchange gain on derivative	–	–
Capitalisation of internal use software costs	31	32
Tax effect of adjustments	(10)	(9)

Shareholders’ equity in accordance with US GAAP as restated	266	551

Revised accounting for ESOTs and employee share schemes in 2004
Under UK GAAP, the Group adopted Urgent Issues Task Force (UITF) Abstract 38 ‘Accounting for ESOP Trusts’ for the 2004 financial statements as explained in the accounting policies note on pages 72-73. As a result, shares in Reuters Group PLC held by employee share ownership trusts (ESOTs) have been reclassified from fixed asset investments and are now treated as a deduction from Shareholders’ Equity. In addition, revisions to UITF Abstract 17 ‘Employee Share Schemes’ have changed the basis on which the costs of employee share schemes are charged to the profit and loss account. The impact of these changes in accounting treatment has resulted in prior period adjustments and previously reported UK GAAP figures for 2003 and 2002 have been restated accordingly. The summary of adjustments between UK and US GAAP has therefore been restated to reflect the restated UK GAAP figures, and also changes to the differences between UK and US GAAP, as explained below:

Shares held by employee share ownership trusts (ESOTs)
Under UK GAAP, shares in Reuters Group PLC held by ESOTs are now shown as a deduction from Shareholders’ Equity until such time as share options vest un-conditionally in employees, whereas previously they were shown as a fixed asset investment. Under US GAAP, shares held by ESOTs are shown as a deduction from Shareholders’ Equity until share options are exercised by employees.

Employee Share Schemes
Under UK GAAP, compensation charges relating to employee share schemes are based on the intrinsic value of the awards at the date of grant, calculated as the market value of the shares, less any option price to employees. Previously, awards satisfied by the issuance of shares from ESOTs, primarily certain stock-based long-term incentive plans, were expensed to the profit and loss account based on the original cost of shares held by the ESOTs less impairment. Under US GAAP, the compensation charge of long-term incentive plans is based on the value of the awards at the balance sheet date. Under both UK and US GAAP, the total compensation charge is adjusted to take account of performance conditions and the compensation charge is spread over the service period. The adjustment arising from this difference is classified within ‘Employee costs’.

A description of the relevant accounting principles which differ materially is given below.

a. Revenue recognition
Under UK GAAP, revenue from contracts for the outright sale of systems-based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance. Under US GAAP, specific rules establish the criteria that must be met for revenue recognition. Under these rules, certain contracts with multiple elements require an amount of revenue to be deferred until all criteria are met for revenue to be recognised.

The UK to US GAAP adjustments in 2003 and 2002 arise from the release of revenue deferred in prior years. No revenue has been deferred for the purposes of US GAAP in 2004.

Under UK GAAP, soft dollar revenues are netted against operating costs in the profit and loss account. Under US GAAP, soft dollar revenues are presented gross in revenues and operating costs (2004: £148 million, 2003: £169 million, 2002: £192 million). There is no difference in net income as a result of the classification.

Under UK and US GAAP, interest income arising on cash provided as security on stock-borrowing transactions related to Instinet Group’s clearing business is recorded in revenue. Under UK GAAP, interest on fixed income securities and on cash balances is recorded below operating activities in the profit and loss account. Under US GAAP, this interest is recorded in revenue.

b. Software
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

Under UK GAAP, computer software licences acquired for internal use are expensed the year they are incurred. Under US GAAP, certain costs relating to computer software licences acquired for internal use are capitalised. Computer software costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalisation criteria have been met, external direct costs of licences and services consumed and internal employee costs incurred in developing or obtaining internal use software are capitalised. Costs capitalised are amortised over the life of the licence.

c. Joint ventures and associates
Under UK GAAP, the difference between the book value and fair value of

74	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

the assets contributed to joint ventures and associates is recognised in the statement of total recognised gains and losses. Under US GAAP, the difference is released to the income statement over the anticipated life of the assets contributed to the venture.

Under UK GAAP, stock compensation expenses are not required to be recorded in respect of certain joint ventures’ and associates’ stock option plans. Under US GAAP, the Group’s share of the results of joint ventures and associates has been adjusted to reflect stock compensation charges where appropriate.

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

e. Gain/loss on disposal of subsidiary undertakings
Under UK GAAP, goodwill is amortised on a systematic basis whereas under US GAAP goodwill is not amortised but tested for impairment on an annual basis. Under US GAAP, therefore, the carrying value of goodwill can be higher, and result in a different gain or loss on disposal of subsidiary undertakings. Under UK GAAP, the gain or loss on disposal of an overseas subsidiary is calculated with reference to assets translated to sterling at the foreign currency exchange rate prevailing at the date of disposal. Under US GAAP on disposal of a foreign currency subsidiary, the amount attributable to that entity and accumulated in the translation adjustment component of equity is removed from the separate component of equity and is reported as part of the gain or loss on sale of the subsidiary.

f. Gain on disposal of associates
Under UK GAAP, equity accounting for associates is based on results prepared in accordance with UK GAAP. Under US GAAP, the Group’s share of results of associates is adjusted to be based on results prepared in accordance with US GAAP. Under UK GAAP, goodwill is amortised on a systematic basis, whereas under US GAAP, goodwill is not amortised but written down when an impairment arises. These differences result in the carrying value of associates being different under US GAAP, and therefore different gains and losses arise on disposal.

Under UK GAAP, the gain or loss on disposal of an investment in an associate held in a foreign currency is calculated with reference to the investment translated to sterling at the foreign currency exchange rate prevailing at the date of disposal. Under US GAAP on disposal of a foreign currency associate, the amount attributable to that entity and accumulated in the translation adjustment component of equity is removed from the separate component of equity and is reported as part of the gain or loss on sale of the associate.

g. Fixed asset investments
Under UK GAAP, fixed asset investments are held in the balance sheet at cost net of permanent diminution in value as assessed by the directors. Under US GAAP, fixed asset investments which are available for sale are stated at fair value with unrealised gains or losses included in the statement of other comprehensive income. Under US GAAP, traded fixed asset investments are stated at fair value with movements in fair value included in the income statement.

h. Goodwill and other intangibles
Under UK GAAP, goodwill and other intangible assets are amortised. Under US GAAP, prior to 1 July 2001, goodwill was amortised over its estimated useful life consistent with UK GAAP. In 2002, Reuters adopted the provisions of Financial Accounting Standard No. 142 (FAS 142) ‘Goodwill and Other Intangible Assets’ and as a result goodwill is no longer subject to amortisation under US GAAP. In addition, the non-amortisation of goodwill provisions of FAS 142 were effective immediately for goodwill arising on all acquisitions completed after 30 June 2001.

Under UK GAAP, goodwill impairment reviews are carried out at the end of the first financial year after acquisition and where there is any indication of impairment. Impairment is measured by comparing the carrying value of the business with the higher of the net realisable value and the value in use.

Under US GAAP, the Group performed a transitional impairment test effective 1 January 2002, as required by FAS 142. Goodwill impairment reviews are also conducted whenever the Group considers there to be an indication of impairment. Beginning in 2002, the Group also completes an annual goodwill impairment test, as required by FAS 142.

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

Under UK GAAP, contingent consideration arising as part of a business combination is included within goodwill and recorded as a liability at the time of the acquisition. Under US GAAP, contingent consideration is recorded as an adjustment to goodwill at the time it is realised. Under UK GAAP, liabilities recorded in respect of contingent consideration are discounted to net present value and included within goodwill at the time of the business combination. Under US GAAP, as the liability is recorded when the contingency is resolved, the value taken to goodwill can be different.

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

i. Current asset investments
Under UK GAAP, current asset investments are held in the balance sheet at the lower of historical cost and net realisable value. Under US GAAP, available for sale current asset investments are stated at fair value, with unrealised gains and losses included in the statement of other comprehensive income.

j. Employee costs
Reuters grants options under save-as-you-earn (SAYE) plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, the discount is regarded as employee compensation and is accrued over the vesting period of the grants.

Under US GAAP, if a SAYE scheme is offered at a lower price than those offered previously and participants are able to transfer out of an existing scheme into the new scheme, variable accounting rules apply. Under these rules, a compensation charge is recorded on issue of the option for the intrinsic value of the award at the grant date, and any subsequent movement in the share value results in a re-measuring of the compensation charge, which continues until the option is exercised. Variable plan accounting applies to all options in existing higher priced schemes and also to options in lower priced schemes to the extent that those options have been transferred from a higher priced scheme.

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

Under UK GAAP, the liability for national insurance on stock options is accrued based on the intrinsic value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded when the liability crystalises upon exercise of the stock options.

Reuters Group PLC Annual Report and Form 20-F 2004	75

Back to Contents

SUMMARY OF DIFFERENCES BETWEEN UK AND US
Generally Accepted Accounting Principles (GAAP) continued

Under UK GAAP, compensation charges relating to employee share schemes are based on the intrinsic value of the awards at the date of grant, calculated as the market value of the shares, less any option price to employees. Under US GAAP, the cost of long-term incentive plans is remeasured to the value of the awards at the balance sheet date until the final measurement date. Under both UK and US GAAP, the total compensation charge is adjusted to take account of the performance conditions and the compensation charge is spread over the service period.

Under UK GAAP, costs relating to employee share schemes dependent on company performance in a particular period are recognised in full in that year, regardless of when the options vest. Under US GAAP, the cost of such schemes is spread over the period from the date of grant to the vesting date of the options.

Under UK GAAP, the expected costs under defined benefit pension and post-retirement arrangements are spread over the service lives of employees entitled to those benefits. Variations from regular cost are spread on a straight line basis over the expected average remaining service lives of relevant current employees. Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period adjusted for the amortisation of the surplus arising when FAS 87 ‘Employers’ Accounting for Pensions’ was adopted. The valuation assumptions used to determine the annual pension cost under US GAAP are the same as those used to determine the FRS 17 cost as set out in note 23 on pages 61-64.

Under UK GAAP, the transfer of employees that held unvested stock option awards to a joint venture does not give rise to a charge against profit. Under US GAAP, the stock awards are considered to be held by non-employees and accordingly a stock option expense relating to the fair value of the unvested awards is included in ‘share of operating profit/loss in joint ventures’ over the remaining vesting period.

k. Restructuring
In 2003, under US GAAP, Reuters adopted the provisions of Financial Accounting Standard No. 146 (FAS 146) ‘Accounting for Costs Associated with Exit or Disposal Activities.’ FAS 146 has been applied in respect of employee severance provisions and property cost provisions. US GAAP requires that employee severance costs that are not one-time termination charges be recognised when it is probable that these costs will be incurred and the amount is capable of being estimated. Under UK GAAP, Reuters recognises provisions for employee severance charges once the Group has a constructive obligation to incur the costs. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected.

Under UK GAAP, Reuters recognises provisions for costs associated with the exit of a property once the intention to exit has been announced. Under US GAAP, charges for costs associated with the exit of properties are recognised upon vacation of the property or legal termination of the lease contract.

l. Derivative instruments
Under US GAAP, the Group adopted FAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by FAS 138, on 1 January 2001. FAS 133 introduced new rules in respect of hedge accounting and the recognition of movements in fair value through the income statement. As a result of the adoption, all derivatives and embedded derivative instruments, whether designated in hedging relationships or not, are carried on the balance sheet at fair value.

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

Under UK GAAP, compound derivative instuments that have multiple underlyings can be designated as a net investment hedge and, where this treatment is applied, foreign currency translation gains and losses arising on the instrument are recorded in the statement of total recognised gains and losses. Under US GAAP, such instruments cannot in all cases be designated as a net investment hedge and therefore foreign currency translation gains and losses arising on the instrument may in some cases be recorded in the income statement.

m. Consolidation of subsidiary undertakings
Under UK GAAP, investments in certain subsidiaries are treated as financing arrangements in substance and the net investment reflected within short-term investments. Under US GAAP, such subsidiaries are consolidated under the voting interest model and assets are reflected within the appropriate accounts. This has resulted in a reclassification between asset categories within current assets in the current year.

On 16 November 2004, Reuters purchased the 49% voting stake of Radianz that it did not already own from Equant, thereby increasing its shareholding from 51% to 100% of the voting shares. Under UK GAAP, the acquisition of the additional 49% stake is included within current asset investments at the lower of cost and net realisable value. As this 49% was acquired with a view to resale, and the stake has never been treated as a long-term investment, in the opinion of the directors it does not represent a continuing investment in Radianz and is therefore included within current asset investments. The original investment has continued to be accounted for using equity accounting.

Under US GAAP, Radianz is treated as a joint venture of Reuters Group for the period 1 January 2004 to 16 November 2004 and for the years ended 31 December 2003 and 2002. The acquisition of the additional 49% stake in Radianz has been accounted for as a step acquisition and Radianz has therefore been fully consolidated as a subsidiary from the date of acquisition. Under US GAAP such subsidiaries are consolidated under the voting interest model and the assets and liabilities are recorded within the appropriate balance sheet categories. This has resulted in a reclassification from current assets to other balance sheet line items in the current year. It is the opinion of the directors that Radianz meets the criteria set forth in FAS 144 as a disposal group and is therefore classified as an asset held for sale.

The summarised results of Radianz under UK GAAP for the period 1 January 2004 to 16 November 2004 and for the years ended 31 December 2003 and 2002 are set out below:

	1 Jan-
	16 Nov
	2004	2003	2002
Summary income statement	£m	£m	£m

Revenue	257	327	331
Operating costs	(275)	(381)	(446)
Loss from continuing operations	(20)	(58)	(121)
Profit from discontinuing operations	2	5	5
Net loss	(5)	(59)	(165)

The summarised balance sheet information for Radianz under UK GAAP as at 31 December 2003 is set out below:
		2003
Summary balance sheet		£m

Current assets		90
Non-current assets		84
Current liabilities		(68)
Non-current liabilities		(3)
Net assets		103

n. Sale and leaseback
Under UK GAAP, property sale and leaseback transactions where the leaseback meets the criteria of an operating lease are accounted for as an operating sale and leaseback, regardless of any sub-lease of the leased property.

Under US GAAP, where a portion of the leased property is sub-let and that sub-lease is not minor, the sale and leaseback is accounted for as financing. The asset is retained on the balance sheet at its written down value and depreciated over the term of the lease. The proceeds received from the sale of the property are deferred on the balance sheet as a financing liability, whilst lease rental payments are offset against the liability as made, the difference between the initial proceeds received and the rental payments is recorded as financing cost over the term of the lease.

o. Interest
Under UK GAAP, liabilities recorded in respect of contingent consideration

76	Reuters Group PLC Annual Report and Form 20-F 2004

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

p. Taxation
Under UK GAAP, FRS 19 ‘Deferred Taxation’ requires deferred taxes to be accounted for on all timing differences. Deferred tax assets are to be recognised to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Assets not recognised are shown by way of a valuation allowance in the balance sheet. Under US GAAP, deferred taxes are accounted for in accordance with FAS 109 ‘Accounting for Income Taxes‘ on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

This has not given rise to a significant adjustment in the UK to US GAAP reconciliation. The adjustment is primarily the result of the deferred tax impact of the other US GAAP adjustments made in the reconciliation.

q. Dividends
Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed. Under US GAAP, dividends are recognised only in the period in which they are formally declared.

The effects of these differing accounting principles are shown in notes 36-39.

02 CASH FLOW STATEMENT
The cash flow statement set out on pages 50-55 has been prepared in conformity with UK FRS 1 (Revised) ‘Cash Flow Statements’.

Set out below is a summary consolidated cash flow statement under US GAAP:

			Restated	Restated
		2004	2003	2002
	Notes	£m	£m	£m

Net cash inflow from
operating activities	1	218	385	276
Net cash inflow/(outflow)
from investing activities	2	230	(366)	(37)
Net cash outflow from
financing activities	3	(370)	(142)	(450)

Net increase/(decrease) in cash
and cash equivalents under US GAAP		78	(123)	(211)
Net increase/(decrease) in
cash under UK GAAP		24	(97)	86

The principal differences between the UK GAAP cash flow statement and the cash flow statement presented in accordance with FAS 95 are as follows:

Notes:

1	Under UK GAAP, net cash inflow from operating activities is determined before considering (a) net cash outflow from returns on investments and servicing of finance (2004: £10 million, 2003: £28 million, 2002: £64 million),
(b) dividends received from associates (2004: £4 million, 2003: £3 million, 2002: £2 million) and (c) taxes paid (2004: £43 million, 2003: £33 million, 2002: £73 million). Under US GAAP, net cash inflow from operating activities is determined after these items. Net cash inflow from operating activites under US GAAP also includes £10 million cash inflow in respect of Radianz Limited.

2	Under UK GAAP, net cash flow from capital expenditure, financial investments and acquisitions and disposals (2004: £343 million inflow, 2003: £216 million outflow, 2002: £217 million outflow) are classified separately while under US GAAP they are classified as investing activities.

Under UK GAAP, movements in short-term investments (2004: £164 million increase, 2003: £99 million increase, 2002: £378 million decrease) are not included in cash but classified as management of liquid resources. Under US GAAP, short-term investments with maturity of three months or less at the date of acquisition (2004: £57 million increase, 2003: £37 million decrease, 2002: £234 million decrease) are included in cash and cash equivalents. Only short-term investments with a maturity of over three months (2004: £107 million increase, 2003: £136 million increase, 2002: £144 million decrease) are classified as investing activity. Net cash inflow/(outflow) from investing activities under US GAAP also includes £2 million cash outflow in respect of Radianz Limited.

Under UK GAAP, cash outflow from the acquisition of computer software licences and other direct internal costs incurred for internal use software (2004: £4 million, 2003: £14 million, 2002: £29 million) have been included in net cash inflow from operating activities. Under US GAAP, this expenditure has been capitalised and therefore the cash outflow has been included in the net cash inflow/(outflow) from investing activities.

3	Under UK GAAP, dividends paid (2004: £140 million, 2003: £140 million, 2002: £139 million) are classified separately while under US GAAP dividends paid are classified as financing activities. Under UK GAAP, the purchase of Reuters shares by the ESOTs (2004: £nil, 2003: £nil, 2002: £65 million) is classified as investing activities whereas under US GAAP this is classified as financing activities.

Under UK GAAP, cash flows relating to the movement in bank overdrafts (2004: £11 million inflow, 2003: £11 million outflow, 2002: £63 million outflow) are classified as movements in cash while under US GAAP they are classified as a financing activity.

Reuters Group PLC Annual Report and Form 20-F 2004	77

Back to Contents

NOTES ON SUMMARY OF DIFFERENCES BETWEEN UK AND US
 Generally Accepted Accounting Principles (GAAP) continued

36	ADJUSTMENTS TO NET INCOME

			Restated	Restated
		2004	2003	2002
		£m	£m	£m

Profit/(loss) attributable to ordinary shareholders in accordance with UK GAAP		351	50	(255)
US GAAP adjustments:
a.	Revenue recognition	–	11	3
b.	Software	(7)	4	21
c.	Joint ventures and associates	(5)	24	18
d.	Gains on deemed disposal of subsidiary undertakings and associates	–	–	104
e.	Gain/loss on disposal of subsidiary undertakings	(24)	(2)	–
f.	Gain on disposal of associates	(25)	(1)	–
g.	Fixed asset investments	(19)	–	–
h.	Goodwill and other intangibles	45	52	(34)
j.	Employee costs	8	(32)	(3)
k.	Restructuring	105	(150)	–
l.	Derivative instruments	58	(15)	(28)
m.	Consolidation of subsidiary undertaking	(8)	–	–
n.	Sale and leaseback	(1)	–	–
o.	Interest	1	1	–
p.	Taxation	(52)	32	36
Minority interest in US GAAP adjustments		9	3	38

Income/(loss) before cumulative effect of change in accounting principle		436	(23)	(100)
Cumulative effect of change in accounting principle for FAS 142		–	–	(13)
Minority interest effect of change in accounting principle		–	–	2

Net income/(loss) attributable to ordinary shareholders in accordance with US GAAP		436	(23)	(111)

			Restated	Restated
		2004	2003	2002
		pence	pence	pence

Earnings and dividends
Before accounting change
Basic earnings per ADS in accordance with US GAAP		186.9	(9.5)	(42.8)
Diluted earnings per ADS in accordance with US GAAP		182.4	(9.5)	(42.8)
After accounting change
Basic earnings per ADS in accordance with US GAAP		186.9	(9.5)	(47.6)
Diluted earnings per ADS in accordance with US GAAP		182.4	(9.5)	(47.6)

Dividend paid per ADS (including UK tax credit for 2002)		60.0	60.0	66.7

Weighted average number of shares used in basic EPS calculation (millions)		1,400	1,396	1,395
Dilutive shares		34	18	–
Used in diluted EPS calculation		1,434	1,414	1,395

78	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

37	ADJUSTMENTS TO SHAREHOLDERS‘ EQUITY

			Restated	Restated
		2004	2003	2002
		£m	£m	£m

Capital employed before minority interest in accordance with UK GAAP		412	212	428
US GAAP adjustments:
a.	Revenue recognition	–	–	(11)
b.	Software	22	31	32
c.	Joint ventures and associates	(23)	(13)	(37)
g.	Fixed asset investments	5	20	19
h.	Goodwill and other intangibles	145	120	71
h.	Contingent consideration	–	24	29
i.	Current asset investments	84	–	–
j.	Employee costs	(38)	(44)	(39)
k.	Restructuring	(45)	(150)	–
l.	Derivative instruments	(8)	(47)	(14)
m.	Consolidation of subsidiary undertakings	(10)	–	–
n.	Sale and leaseback	(1)	–	–
p.	Taxation	(12)	34	(3)
q.	Dividends	86	86	86
Minority interest in US GAAP adjustments		2	(7)	(10)

Shareholders’ equity in accordance with US GAAP		619	266	551

38	STATEMENT OF OTHER COMPREHENSIVE INCOME

		Restated	Restated
	2004	2003	2002
	£m	£m	£m

Net income/(loss) in accordance with US GAAP	436	(23)	(111)
Other comprehensive income/(loss), net of tax:
Unrealised gains on certain fixed asset investments:
arising during year	91	2	(21)
less amounts taken to net income, net of losses	(4)	–	3
Foreign currency translation differences	(52)	(136)	(94)
Adjustments to reflect minimum pension liability	(2)	4	(4)

Comprehensive income/(loss) in accordance with US GAAP	469	(153)	(227)

Reuters Group PLC Annual Report and Form 20-F 2004	79

Back to Contents

NOTES ON SUMMARY OF DIFFERENCES BETWEEN UK AND US
Generally Accepted Accounting Principles (GAAP) continued

39	SUMMARISED BALANCE SHEET (US GAAP BASIS)

		Restated	Restated
	2004	2003	2002
	£m	£m	£m

Assets
Fixed tangible assets	479	823	1,012
Current assets	1,645	1,531	1,850
Other assets	121	151	159
Goodwill and other intangibles	480	526	521

Total assets	2,725	3,031	3,542

Liabilities and shareholders’ equity
Current liabilities	1,339	1,985	2,167
Long-term liabilities	528	568	552
Deferred taxes	41	10	30
Minority interest	198	202	242
Shareholders’ equity before deductions	830	511	804
Shares held by employee share ownership trusts	(211)	(245)	(253)

Total shareholders’ equity	619	266	551

Total liabilities and shareholders’ equity	2,725	3,031	3,542

Radianz Limited, a subsidiary of Reuters Group, has been treated as a disposal group held for sale. At 31 December 2004, assets of £142 million and liabilities of £55 million were held within the balance sheet in respect of Radianz.

Goodwill and other intangibles are net of accumulated amortisation of £658 million (2003: £620 million, 2002: £578 million).

03 ADDITIONAL DISCLOSURES REQUIRED BY US GAAP
Derivative instruments
The current year gain on derivative instruments is £58 million (2003: £15 million loss, 2002: £28 million loss). At 31 December 2004, the balance sheet includes a derivative asset of £45 million. The current year gain includes a gain of £21 million (2003: £26 million loss, 2002: £19 million loss) relating to currency forward contracts embedded within long-term customer contracts.

Recent Accounting Pronouncements
FAS 123(R)
In December 2004, the FASB issued FASB Statement No. 123 (revised 2004) ‘Share Based Payment’ (FAS 123 (R)). The statement is a revision of FASB Statement No. 123 ‘Accounting for Stock-Based Compensation’ and supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’ and its related implementation guidance. FAS 123 (R) establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods and services, primarily employee services. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments to be based on the grant date fair value of the award, as determined using an option pricing model which considers the unique characteristics of those instruments. The cost should be recognised over the period during which an employee is required to provide service in exchange for the award. FAS 123 (R) is applicable to the Group from the start of the first interim and annual reporting period beginning after 15 June 2005. The implementation of FAS 123 (R) will require the Group to establish the grant date fair value for all its employee share option plans. The Group is in the process of assessing these fair values and the resulting impact on the Group’s financial position.

FAS 153
In December 2004, the FASB issued FASB Statement No. 153 ‘Exchanges of Non-monetary Assets’ (FAS 153) as an amendment to APB Opinion No. 29 ‘Accounting for Non-monetary Transactions’.

The guidance in APB Opinion No. 29 is based on the principle that exchanges on non-monetary assets should be measured based on the fair value of the assets exchanged, with certain exceptions to that principle. FAS 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange.

FAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after 15 June 2005. This accounting pronouncement is not expected to have a significant impact on the Group’s financial position or the results of its operations.

EITF 03-01
In June 2004, the Emerging Issues Task Force (EITF) issued EITF 03-01 ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’. The issue includes determining the meaning of other than temporary impairment and its application to debt and equity securities within the scope of FAS 115, Accounting for Certain Investments in Debt and Equity securities and equity securities that are not subject to the scope of FAS 115 and not accounted for under the equity method of accounting. The Group is in the process of assessing the impact of this pronouncement on the Group’s financial position.

80	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

INFORMATION FOR SHAREHOLDERS

01 ORDINARY SHARES
As of 2 March 2005, there were 1,403,957,850 ordinary shares outstanding, excluding 32,550,175 ordinary shares owned by certain employee share ownership trusts (see note 28 on the consolidated balance sheet on pages 67-68).

02 MAJOR SHAREHOLDERS
The company had received notice under section 198 of the UK Companies Act 1985, as at 2 March 2005 that the following parties held notifiable interests in its shares:

			Percentage
	Number	Number	of issued
	of shares	of shares	share capital
	(March 2005)	(March 2004)	(March 2005)

Fidelity Investments	130,364,252	94,238,074	9.08
Legal & General Investment
Management	58,006,887	43,076,669	4.04
Barclays PLC	53,902,608	46,046,872	3.75
Merrill Lynch Investment Managers	48,978,642	48,978,642	3.48

The company’s major shareholders do not have any different voting rights from the other ordinary shareholders. Brandes Investment Partners and Franklin Templeton Investments decreased their holdings during the first half of 2004 and no longer hold a notifiable interest. Barclays PLC acquired a notifiable holding during 2004 and its holding has fluctuated around the 4% mark throughout 2004. As shown above, Fidelity Investments has increased its shareholding during 2004 by around 36 million shares. There were relatively few other movements in the major shareholders.

The Founders Share
Independence, integrity and freedom from bias in the gathering and dissemination of news and information are fundamental to Reuters Group. Reuters Founders Share Company Limited (the Founders Share Company) was established to safeguard those qualities and holds a single Founders Share. This share may be used to outvote all ordinary shares if other safeguards fail and there is an attempt to effect a change in control of the company. ‘Control’, for this purpose, means 30% of the ordinary shares. The directors of the Founders Share Company have a duty to ensure, as far as they are able by the proper exercise of the powers vested in them, that the Reuters Trust Principles are observed (see page 82-83).

The Founders Share Company’s directors are nominated by a Nomination Committee which includes certain serving directors of the Founders Share Company, one person nominated by each of four news associations, two people appointed by the Chairman of Reuters Group PLC and two people appointed after consultation with the European Court of Human Rights. A director of the Founders Share Company may not be a director or employee of Reuters Group.

The current directors of the Founders Share Company are as follows:

Trustee since

Leonard Berkowitz	1998
The Honourable Mrs Anson, GBM, CBE, JP	2002
Sir Michael Checkland	1994
Bertrand Collomb	2004
Uffe Ellemann-Jensen, MP	2001
Dr Frene Ginwala	2004
Pehr Gyllenhammar (Chairman)	1997
Toyoo Gyohten	2000
Joseph Lelyveld	2004
John McArthur	2001
Sir Christopher Mallaby, GCMG, GCVO	1998
Mammen Matthew	2002
The Right Hon The Baroness Noakes, DBE	1998
Sir William Purves, CBE, DSO	1998
Jaakko Rauramo	1999
Dr Mark Wössner	2001

Jacques de Larosière de Champfeu, KBE, and Robert Erburu retired as trustees in October 2004.

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

03 CORPORATE STRUCTURE
The Reuters Group conducts its business through a portfolio of companies, including wholly and partly-owned subsidiary undertakings, joint ventures and associates. Information concerning the most significant companies is contained in note 32 on the consolidated balance sheet, on page 70.

04 TRADING MARKETS
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

	The London
	Stock Exchange		NASDAQ
	Pounds per share		US dollars per ADS

	High	Low	High	Low

Annual market prices:
2000	16.20	7.59	153.63	74.25
2001	11.58	5.26	103.44	46.00
2002	7.47	1.61	64.36	15.12
2003	2.68	0.96	27.09	9.59
2004	4.29	2.41	49.15	25.72

Quarterly market prices:
2003
First quarter	2.04	0.96	19.65	9.59
Second quarter	2.00	1.04	20.27	9.92
Third quarter	2.67	1.70	25.06	17.52
Fourth quarter	2.68	2.19	27.09	22.47

Quarterly market prices:
2004
First quarter	4.29	2.41	49.15	25.72
Second quarter	4.15	3.33	45.01	35.38
Third quarter	3.56	2.89	39.40	31.75
Fourth quarter	4.09	3.23	45.30	34.92

Monthly market prices:
2004
August	3.28	2.89	35.41	31.75
September	3.49	3.12	37.31	33.92
October	3.75	3.23	41.46	34.92
November	4.09	3.66	45.30	40.78
December	3.89	3.60	45.14	41.35

Monthly market prices:
2005
January	3.99	3.64	44.93	40.83
February	4.22	3.98	48.40	44.82
March (to 2 March)	4.22	4.17	48.67	47.60

Analysis of shareholders
As of 2 March 2005, there were 1,403,957,850 Reuters ordinary shares in issue, including the shares referred to below but excluding ordinary shares held by employee share ownership trusts. There were 28,180 shareholders on the ordinary share register analysed in the chart below.

As of the same date, 815,268 ordinary shares and 22,321,434 ADSs (representing 133,928,604 ordinary shares) were held on the record in the US. These ordinary shares and ADSs were held by 243 record holders and 2,119 record holders, respectively and represented 0.058% or evidenced ADSs

Reuters Group PLC Annual Report and Form 20-F 2004	81

Back to Contents

INFORMATION FOR SHAREHOLDERS
continued

respectively, representing 9.54% respectively of the total number of ordinary shares outstanding. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Dividends
The table below sets forth the amounts of interim, final and total dividends (excluding any associated UK tax credit discussed on pages 85-86) paid in respect of each fiscal year indicated. Pound sterling amounts per share have been translated into US cents per ADS (each representing six ordinary shares) at the actual rates of exchange used for each of the respective payments of interim and final dividends.

	Pence per share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

Dividends in
accordance with
UK GAAP
2000	3.65	12.35	16.00	31.56	106.44	138.00
2001	3.85	6.15	10.00	33.29	53.56	86.85
2002	3.85	6.15	10.00	36.05	58.46	94.51
2003	3.85	6.15	10.00	36.08	64.88	100.96
2004[1]	3.85	6.15	10.00	40.94	–	–

Notes:
1	The final dividend in respect of 2004 is payable on 28 April 2005 to holders of ordinary shares on the register at 11 March 2005 and on 5 May 2005 to holders of ADSs on the record at 11 March 2005 and will be converted into US dollars from sterling at the rate prevailing on 5 May 2005.

See page 11 for a discussion of the Group’s dividend policy.

05 HISTORY AND DEVELOPMENT
The ultimate holding company for the Group, Reuters Group PLC, was incorporated in England and Wales on 24 December 1996, though its predecessor was formed in London in 1851. Reuters Group PLC’s registered office and corporate headquarters are located at 85 Fleet Street, London EC4P 4AJ, UK (telephone: +44 (0)20 7250 1122), and will be moving in 2005 to 30 South Colonnade, Canary Wharf, London E14 5EP, UK.

06 MEMORANDUM AND ARTICLES OF ASSOCIATION
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

The first set of restrictions contained in the Articles applies to persons that become ‘interested’ in 15% or more of the ordinary shares outstanding at any time (excluding any shares held by Reuters Group as treasury shares). The term ‘interested’ is defined in the Articles by reference to provisions of the Companies Act which require persons to disclose to public companies interests in voting shares in excess of a prescribed percentage. Subject to certain exceptions, all shares held by a person who reaches the 15% limit will be disenfranchised and the shares exceeding the 15% limit must be disposed of. This set of restrictions is more fully described below under ‘Rights and restrictions attaching to shares – Restrictions on ownership – Disenfranchisement and disposals of excess interests.’

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

82	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. Under the Articles, the special rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of the Founders Share Company. The rights attaching to the Founders Share are described in more detail below under ‘Rights and restrictions attaching to shares – Voting rights – Rights conferred by Founders Share.’

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

The directors are empowered to exercise all the powers of Reuters Group to borrow money, subject to the limitation that the aggregate principal amount outstanding in respect of monies borrowed by the Reuters Group shall not exceed a sum equal to the higher of two-and-a-half times the company’s share capital and aggregate reserves, calculated in the manner described in the Articles and £5,000 million, unless sanctioned by an ordinary resolution of the company’s shareholders.

At each annual general meeting of Reuters shareholders at least one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. The directors to retire by rotation at the annual general meeting include any director who is due to retire at the meeting by reason of age. A retiring director shall be eligible for re-election subject to the requirements of the Combined Code. Starting at this year’s annual general meeting the Board will ask all directors to stand for re-election on an annual basis. For additional information see the Directors’ Report and Corporate Governance which appear on pages 26 and 29-31.

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

Voting rights
Rights conferred by ordinary shares Voting at a general meeting of shareholders is by show of hands unless, before or on making known the result, a poll is demanded in accordance with the Articles. If voting is by show of hands, each holder of ordinary shares who is present in person has one vote. On a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every ordinary share held. This year the Board has decided that voting on all resolutions will be carried out by way of a poll. This approach is consistent with the recommendations of the recently published Myners Report to the Shareholder Voting Working Group.

Holders of a substantial number of ordinary shares may be disenfranchised under the circumstances described under ‘Restrictions on ownership’ below.

Rights conferred by Founders Share The Founders Share confers upon the Founders Share Company the right to cast such number of votes as are necessary to defeat any resolution which would vary or abrogate the rights of the Founders Share. The Articles provide that the alteration of specified articles relating to the Founders Share and the Reuters Trust Principles are deemed to constitute a variation of the rights of the Founders Share. In addition, any resolution proposing the winding up of Reuters Group voluntarily, by the Court, or any reconstruction of Reuters Group, or any resolution which would attach to any share voting rights not identical in all respects with those of the ordinary shares, is deemed to be a variation of the rights of the Founders Share.

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

Four Reuters Trustees present at the relevant Trustees’ meeting can bind all the Founders Share Company directors to exercise the voting rights attaching to the Founders Share so as to defeat a resolution that would be deemed to

Reuters Group PLC Annual Report and Form 20-F 2004	83

Back to Contents

INFORMATION FOR SHAREHOLDERS
continued

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

Restrictions on ownership
Ordinary shares Under the Articles, a person is ‘interested’ in shares if, among other things, he is interested directly, or through his family or one or more companies, or through an interest in association with others pursuant to an agreement or understanding, or through a trust or if he controls the voting rights of others. The definition of ‘interest in shares’ in the Articles is made by reference, with specified variations, to certain provisions of the Companies Act.

Disclosure of interests in ordinary shares The Articles provide for the disclosure of interests in Reuters ordinary shares by reference to the Companies Act provisions mentioned above, with specified variations. Under these provisions as currently in force, if a person acquires an ‘interest’ in voting shares of a public company amounting to 10% or more of the voting shares of any class, or if he increases or reduces such holding by at least 1% or if he ceases to have such holding, he is obliged to notify the company within two days of the day on which he acquired 10% or any such change in his interest took place. Further, if his interest is a ‘material interest’ the 10% referred to above is reduced to 3%.

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

Disenfranchisement and disposals of excess interests Subject to certain exceptions described below, certain restrictions apply to persons that become ‘interested’ (as defined in the Articles) in 15% or more of the ordinary shares. If any person becomes interested in 15% or more of the outstanding shares (excluding any shares held by Reuters as treasury shares) (the ‘Relevant Shares’), the directors are required to serve a Restriction Notice on that person, on any other person known to the directors to have an interest in the Relevant Shares and, if different, on the registered holder of the Relevant Shares. While a Restriction Notice in respect of Relevant Shares is in force, a registered holder of the Relevant Shares is not entitled to attend or vote, either in person or by proxy, at any general meeting or at any meeting of the holders of any class of Reuters shares. In addition, a Restriction Notice will require such person to dispose of any Relevant Shares exceeding the 15% limit and supply evidence to the company that such disposal has occurred within 21 days or such longer period as the directors consider reasonable. If such disposition is not made within the specified period, the directors must, as far as they are able, dispose of any shares exceeding the 15% limit. Under the Articles, any belief, resolution, decision or action of the directors held, made or taken pursuant to any of the provisions concerning restrictions on ownership shall be conclusive, final and binding on all persons concerned and may not be challenged on any grounds whatsoever.

The restrictions are subject to certain modifications where a person becomes interested in 15% or more of the issued shares of any class by reason of a rights issue or an underwriting in the ordinary course of its business.

The Founders Share Ownership of the Founders Share is restricted to the Founders Share Company. Under its Memorandum of Association, the Founders Share Company is not permitted, directly or indirectly, to dispose of the Founders Share or of any interest therein, or to grant any rights in respect of the Founders Share or any interest therein.

Treasury Shares Reuters may acquire and thereafter hold up to 10% of its issued listed share capital in treasury. Any such acquisition must be financed from the distributable profits of Reuters. Subject to certain limited exceptions, the rights attaching to shares while held in treasury will be suspended. Treasury shares may only be subsequently disposed of by Reuters by way of cash sale, transfer for the purposes of or pursuant to an employees’ share scheme or cancellation.

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

At Reuters annual general meeting to be held on 21 April 2005, a resolution will be proposed to authorise the directors to allot relevant securities, as defined in the Companies Act, including any equity securities, up to an aggregate nominal amount of £108,000,000 until the earlier to occur of the annual general meeting in 2006 or 21 July 2006. A resolution will also be proposed to authorise equity securities as defined in the Companies Act to be issued within this limit by way of a rights offer, or otherwise pro rata to existing shareholders, but other issues of equity securities, except for shares issued pursuant to employee share schemes, will be limited to an aggregate of £17,000,000 in nominal value.

Subject to applicable provisions of English law, the company may purchase its ordinary shares. Currently, it has general authority to repurchase up to 143,254,000 ordinary shares at prices ranging from 25 pence and not more than 5% above the average of the middle market quotations taken from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made. At the Reuters annual general meeting on 21 April 2005, a resolution will be proposed to increase this authority to 143,540,000 ordinary shares. The directors would only make such purchases after considering the effects on earnings per share and the benefits for shareholders generally.

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

84	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

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

07 EXCHANGE CONTROL
Under English law and the Articles, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their ordinary shares in the same manner as UK residents or nationals.

There are currently no UK foreign exchange control restrictions on remittances of dividends to non-resident holders of ordinary shares or on the conduct of Reuters operations.

08 EXCHANGE RATES
The following table sets forth, for the periods indicated, the average or the high and low Noon Buying Rates for pounds sterling in US dollars per £1.

Fiscal year ended
31 December	Average[1]	Month	High	Low

2000	1.52	August 2004	1.85	1.79
2001	1.44	September 2004	1.81	1.77
2002	1.51	October 2004	1.84	1.78
2003	1.64	November 2004	1.91	1.83
2004	1.84	December 2004	1.95	1.91
2005 (to 4 March)	1.91	January 2005	1.91	1.86
		February 2005	1.92	1.86

Notes:
1	The average exchange rates have been calculated using the Noon Buying Rates on the last trading day of each calendar month during the period.

On 4 March 2005 the Noon Buying Rate was US$1.92 per £1.

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

For the effect on the Group’s results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenditures are made by us, see the ‘Operating and financial review’ on pages 11-25.

09 TAXATION INFORMATION FOR US SHAREHOLDERS
The following is a summary of the material US federal income tax and UK tax consequences of the ownership of ordinary shares or ADSs by a US holder who holds the ordinary shares or ADSs as capital assets. The summary does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to acquire the company’s ordinary shares or ADSs. Nor does it take into account the specific circumstances of any particular investors, some of which may be subject to special rules, such as dealers in securities, US holders who hold directly or indirectly 10% or more of the voting stock or US holders who elected to apply the provisions of the former income tax convention between the United States and the United Kingdom. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The summaries of US and UK tax laws are based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, current tax laws, current UK Inland Revenue published practice and the terms of the UK/US double tax treaty which came into effect on 31 March 2003 (the Treaty), as appropriate, all of which are subject to change at any time, possibly with retrospective effect.

For the purposes of this discussion, a ‘US holder’ is any beneficial owner of ordinary shares or ADSs that is (i) a citizen or resident for tax purposes of the US, (ii) a corporation organised under the laws of the US or any US State, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

Taxation of dividends
UK taxation
Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by the company. A shareholder that is a company resident for UK tax purposes in the UK will not generally be taxable on any dividend it receives from the company. A shareholder who is an individual resident for tax purposes in the UK is entitled to a tax credit on cash dividends paid on ordinary shares or ADSs equal to one-ninth of the cash dividend or 10% of the dividend plus the tax credit. Such shareholders will be taxable on the total of the dividend and the related tax credit, which will be regarded as the top slice of the shareholder’s income. The tax credit may be set off against a UK resident individual shareholder’s total income tax liability, but no cash refund will be available. A US holder will not be entitled to any tax credit from the UK Inland Revenue in respect of a dividend although there will be no further UK tax to pay in respect of that dividend.

US federal income taxation
The gross amount of any dividend paid to a US holder will generally be subject to US federal income taxation. Such a dividend will not be eligible for the dividends-received deduction generally allowed to US corporations with respect to dividends from other US corporations. The amount of the dividend to be included in income will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars.

Qualified dividend income
An individual US holder’s ‘qualified dividend income’ is subject to tax at a reduced rate of tax of 15% provided that the ordinary shares or ADSs are held for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends will not however qualify for the reduced rate if the company were to be treated for the tax year in which dividends are paid (or for the prior year), as a ‘foreign investment company,’ a ‘foreign personal holding company,’ or a ‘passive foreign investment company’ (a PFIC) for US federal income tax purposes. Recently enacted legislation repealed the foreign investment company and foreign personal holding company provisions for tax years beginning after 31 December 2004. Reuters Group does not believe that it would be treated as a foreign investment company or a foreign personal holding company for 2004, or that it is a PFIC or was a PFIC for 2004.

Reuters Group PLC Annual Report and Form 20-F 2004	85

Back to Contents

INFORMATION FOR SHAREHOLDERS
continued

Accordingly, Reuters Group considers that dividends paid with respect to the ordinary shares or ADSs will be ‘qualified dividend income’ and, subject to the US holder’s satisfaction of the holding period requirements described above, should be eligible for the reduced 15% US federal income tax rate. Reuters Group’s dividends generally will be foreign source passive income for US foreign tax credit purposes.

Taxation of capital gains
UK taxation
Upon a sale or other disposal by a holder of ordinary shares or ADSs, a gain or loss may be recognised for UK capital gains tax purposes equal broadly to the difference between the sterling value of the disposal proceeds and the holder’s tax basis in the relevant ordinary shares or ADSs (and subject to the availability of any applicable exemptions). Under the Treaty, capital gains on disposals of ordinary shares or ADSs will generally be subject to tax only in the jurisdiction of residence of the relevant holder as determined for the purposes of the Treaty, unless the ordinary shares or ADSs are held as part of the business property of a permanent establishment of that holder in the UK in which case such capital gains may be subject to tax in both jurisdictions. The Treaty also contains an anti-avoidance rule which will be relevant to individuals who are residents of either the UK or the US and who have been resident of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of ordinary shares or ADSs. The Treaty provides that, in such circumstances, capital gains arising from the disposal may be subject to tax not only in the jurisdiction of which the holder is resident at the time of the disposal, but also in that other jurisdiction.

US federal income taxation
Upon a sale or other disposal by a US holder of ordinary shares or ADSs, a gain or loss may be recognised for US federal income tax purposes equal broadly to the difference between the US dollar value of the disposal proceeds and the US holder’s tax basis (determined in US dollars) in the relevant ordinary shares or ADSs. Generally, such gain or loss will be regarded as a capital gain or loss and, as a long-term capital gain or loss, if the US holder’s holding period for such ordinary shares or ADSs exceeds one year. Long-term capital gains of a non-corporate US holder are generally subject to a maximum tax rate of 15%.

Any such gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of a capital loss is subject to limitations since the ADSs and ordinary shares are publicly traded, their disposal will be considered to occur on the ‘trade date,’ regardless of the US holder’s method of accounting. In addition, a US holder that receives foreign currency upon the sale or exchange of ordinary shares or ADSs and subsequently converts the foreign currency into US dollars, will have a foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar. Foreign exchange gain or loss will generally be US source ordinary income or loss. Deposits and withdrawals of ordinary shares by US holders in exchange for ADSs will not result in the realisation of a gain or loss for US federal income tax purposes.

Additional tax considerations
UK inheritance tax
An individual who is domiciled in the US for the purposes of the UK/US Estate and Gift Tax Convention (the Convention) and who is not a national of the UK for the purposes of the Convention, will not generally be subject to UK inheritance tax in respect of ordinary shares or ADSs on the individual’s death, or on a transfer of ordinary shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax is paid. However, such an individual will be subject to UK inheritance tax if the ordinary shares or ADSs are part of the business property of a permanent establishment of the individual in the UK, or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ordinary shares or ADSs held in trust. In the exceptional case, where the disposition is subject both to UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for any tax paid in the UK to be credited against tax liable to be paid in the US, or for tax paid in the US to be credited against the tax payable in the UK, based on priority rules set out in the Convention.

UK stamp duty and stamp duty reserve tax
No UK stamp duty or stamp duty reserve tax (SDRT) will be payable on the transfer of an ADS, or agreement to transfer an ADS, provided that the instrument of transfer, or written agreement, is executed and retained outside the UK and does not relate to any matter or thing done, or to be done, in the UK.

UK stamp duty will generally be payable on conveyances or transfers of ordinary shares, at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer (rounded up to the next multiple of £5). SDRT will be imposed, at the rate of 0.5% of the amount or value of the consideration for the transfer if an agreement is made for the transfer of ordinary shares, unless an instrument of transfer of the ordinary shares in favour of the purchaser, or its nominee, is executed and duly stamped within six years of the day that the agreement is made (or, in a case where the agreement is conditional, the day that the condition is satisfied) in which case, any SDRT paid will be repaid (together with interest where the SDRT is not less than £25) on a claim for repayment or, to the extent not paid, the charge to SDRT will be cancelled. SDRT is in general payable by the purchaser of ordinary shares, but there are regulations which provide for collection from other persons in certain circumstances, including from CREST where the relevant ordinary shares are held in CREST. UK stamp duty or SDRT will generally be imposed on any instrument transferring ordinary shares to a person, or to a nominee or agent for such a person, whose business is or includes issuing depositary receipts (such as the ADSs) for relevant securities. In these circumstances, stamp duty or SDRT will be charged at the rate of approximately 1.5% of the amount or value of the consideration for the conveyance or transfer on sale or, otherwise, 1.5% of the value of the security transferred at the date the instrument is executed. A transfer into CREST will not be subject to this charge.

An agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration for the ordinary shares. However, if a duly stamped instrument of transfer of the ordinary shares is executed in pursuance of the agreement and duly stamped within six years of the date on which the agreement is made (or, in a case where the agreement is conditional, the date that the condition is satisfied) any SDRT paid will be repaid. To the extent the SDRT has not already been paid, the charge to SDRT will be cancelled.

SDRT is in general payable by the purchaser of ordinary shares. However, there are regulations which provide for collection from other persons in certain circumstances.

US PFIC status
If a foreign company is a PFIC, then certain distributions and gains can be allocated rateably over a US holder’s holding period, with the effect that the amount allocated to the current taxable year and any taxable year before the company became a PFIC would be taxable as ordinary income in the current year and the amount allocated to other taxable years would be taxed at the highest rate in effect for that year on ordinary income. The tax is also subject to an interest charge to recover the deemed benefit from the deferred payment of the tax attributable to each such year. As stated above under the heading ‘Taxation of capital gains – US federal income taxation’, the company reasonably believes that it was not a PFIC in 2004 and does not anticipate becoming a PFIC. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, Reuters Group cannot assure US holders that the IRS would agree with its belief, nor can the company assure US holders that it will not become a PFIC. US holders are urged to consult their own tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market election with respect to Reuters Group’s ordinary shares and ADSs in the event that it qualifies as a PFIC.

86	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

US information reporting and backup withholding
A US holder is generally subject to information reporting requirements with respect to dividends paid in the US on ordinary shares or ADSs and disposal proceeds realised from the sale, exchange, redemption or other disposal of ordinary shares or ADSs. In addition, a US holder is subject to backup withholding (currently at a rate of 28%) on dividends paid in the US on ordinary shares or ADSs and disposal proceeds realised from the sale, exchange, redemption or other disposal of ordinary shares or ADSs unless the US holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption. Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a US holder’s US federal income tax liability and may be refunded, provided that certain information is furnished to the IRS.

10 RELATED PARTY TRANSACTIONS AND MATERIAL CONTRACTS
Related party transactions – General
Related party transactions are principally with Radianz, Factiva, TSI and Instinet Group, each as described below. Reuters Group has entered into arrangements with many of its subsidiary undertakings, joint ventures and associates, and has in addition provided financial information services to, and purchased services from, many of the companies with which it shares a common director. Except as otherwise indicated, all of these transactions are in the normal course of business on commercial terms. Excluding transactions with Radianz, Factiva, TSI and Instinet Group, services provided to related parties totalled £5 million and services purchased totalled £19 million.

Only in the case of the transactions with Radianz, Factiva, 3 Times Square Associates LLC (3XSQ Associates), TSI and Instinet Group were any of the amounts involved material to either party. These services are ongoing and continued at historical levels to the date of this report.

Radianz
During 2004 and in accordance with inter-company agreements including those described below, Radianz provided the Group with network services totalling £277 million (2003: £304 million, 2002: £284 million). In 2004, Reuters Group provided Radianz with certain technical, field engineering, IT systems, property and human resource services for a total cost of £66 million (2003: £82 million, 2002: £126 million).

Network Services Agreement To secure the long-term availability of the Radianz network for the Reuters Group, Reuters entered into a Network Services Agreement (the NSA) with Radianz in May 2000 in connection with the formation of Radianz. The NSA had an initial term ending on 1 July 2005 and thereafter would remain in full force and effect for successive one-year periods unless either party gave six months’ notice prior to the expiration. Radianz agreed to provide reasonable assistance to Reuters in the event of termination of the NSA, to ensure that Reuters could migrate the services from Radianz to a third-party company. The NSA remains in effect following Reuters purchase of the Equant Group’s entire stake in Radianz. However, in connection with Reuters exclusive discussions with BT to secure a long-term network services agreement, Reuters has served formal notification of its intention to terminate the NSA at the 1 July 2005 expiry of the initial term.

The standards for performance of services provided in the NSA have been agreed between Reuters and Radianz. In addition, the NSA sets out the processes and procedures for managing the contract going forward. In particular, the NSA sets out details for monthly performance reviews to review capacity service levels, operational changes and orders, introduction of new services and ongoing requirements by Reuters. There is also provision for quarterly meetings to discuss the contract and its operation and technical matters relating to the business continuity plans.

Reuters generally agreed to continue to use Radianz for its network services in support of global and strategic products during the term of the agreement. Detailed provisions in respect of rates and charges were agreed between Radianz and Reuters. Radianz agreed that it shall provide the network services to Reuters on terms which are no less favourable than reasonably comparable services offered to any other customer of Radianz, and Reuters agreed to spend an agreed amount with Radianz annually.

Purchase of Equant Stake On 21 October 2004, Reuters entered into an agreement to purchase Equant’s entire stake in Radianz for £60 million (US$110 million) in cash together with the release of future funding obligations. The transaction completed on 16 November 2004. The purchase agreement included standard corporate representations and warranties by each of Equant and Reuters as to itself, and was otherwise generally on customary terms and conditions for a transaction of this nature. At the same time as Reuters announced its agreement to purchase Equant’s stake, Reuters also announced that it was in exclusive discussions with BT to secure a long-term agreement for the provision of network services, which is expected to involve the sale of Radianz to BT. For more information, see ‘Our markets drive our organisational structure – Communications networks’ on page 7.

Factiva
Factiva and Reuters each provide a variety of services to the other. Factiva hosts and maintains Reuters pictures archiving service under a rolling one-year contract. Under a three-year agreement commencing on 1 January 2003, Factiva permits Reuters to incorporate Factiva content in certain Reuters products. Under a separate licence, Factiva also permits Reuters staff to access Factiva content. The total cost of the services provided by Factiva to Reuters in 2004 was £9 million (2003: £7 million, 2002: £19 million).

Reuters provides Factiva with technical and administrative support services, including use of Reuters premises, facilities, finance and payroll services, subject to termination by Factiva on six months’ written notice or Reuters on twelve months’ written notice. Reuters also provides content, including its newswires, to Factiva for incorporation in Factiva services for a royalty payment. This agreement is currently being renegotiated. In 2004, Reuters granted Factiva an additional trademark licence permitting Factiva to use Reuters name for an annual fee based on a percentage, increasing in the next calendar year, of Factiva’s gross revenues. The licence continues until breach, insolvency, dissolution of the joint venture or Reuters owning less than 50% of Factiva. The total cost of the services provided by Reuters to Factiva in 2004 was £23 million (2003: £47 million, 2002: £61 million).

Under the terms of the agreement with Dow Jones & Co. relating to the formation of the Factiva joint venture, Reuters has agreed that it will only supply its content in accordance with its written policy regarding distribution of content to third parties and that in the event that it makes its proprietary content available to any service that competes or would reasonably be deemed to compete with Factiva then any revenue from such sale shall be paid to Factiva. Such terms also apply to Dow Jones.

In connection with the formation of the Factiva joint venture, Reuters agreed to invest US$20 million in cash in the venture over a period of five years by means of an interest-free promissory note. At the beginning of 2004, this stood at £1 million. It was repaid during the year.

At 31 December 2003, Reuters held a loan of £5 million (2002: £7 million) repayable to Factiva, for the settlement of trading balances between Reuters and Factiva. This bore interest at LIBOR and was repaid during the year. A further loan of £11 million repayable to Factiva, on which interest is payable at LIBOR, was taken out by Reuters during the year and remained payable at 31 December 2004. This is a short-term deposit of surplus cash.

TSI
On 3 February 2004, Reuters Group reduced its stake in TSI from 48.4% to 8.8%. During 2004, Reuters Group purchased £13 million of services from TSI (2003: £16 million, 2002: £5 million).

Licences Reuters owns the underlying intellectual property and technology that was in existence at 31 December 1996 and that is incorporated into many of TSI’s products. Reuters licenses this technology to TSI. TSI owns all technology and related intellectual property rights independently developed by TSI since 1 January 1997, including enhancements and improvements to the licensed technology, which TSI itself licenses to Reuters.

Through the third quarter of 2003, Reuters had a licence, distribution and maintenance agreement with TSI pursuant to which Reuters was required to pay TSI certain minimum distribution fees related to sales of TSI’s products to

Reuters Group PLC Annual Report and Form 20-F 2004	87

Back to Contents

INFORMATION FOR SHAREHOLDERS
continued

financial services market customers. Under this agreement, Reuters obligations with respect to the minimum distribution fees were to expire at the end of 2003, and TSI was restricted until May 2004 from selling its products and providing consulting services directly to companies in the financial services market, except in limited circumstances, if Reuters continued to pay the minimum distribution fees until that date. In October 2003, Reuters entered into a revised commercial agreement with TSI. Pursuant to the revised agreement, TSI has the right to market and sell its products to customers in the financial services market, except that TSI will not be able to market or sell risk management applications or market data systems for financial services companies or to sell to financial services customers through four specified resellers until May 2008. Reuters will continue to have the right to use TSI technology internally and embedded within its products, and TSI will provide certain fee-based support services to Reuters. The agreement provided that Reuters and TSI would work together to migrate Reuters existing customers’ maintenance contracts to TSI, and that Reuters rights to re-sell ended in October 2003, subject to completion of a limited number of then in progress opportunities. From October 2003 until March 2005, Reuters made quarterly payments of US$5 million to TSI, subject to reduction based on TSI’s direct revenues from products and support sold to financial services customers.

On 27 February 2005, Reuters and TSI entered into an amendment to the commercial agreement under which TSI granted Reuters new rights to resell a defined set of TSI software products solely in conjunction with the sale by Reuters of its market data delivery solutions in return for Reuters paying TSI licence fees in minimum annual amount of US$11 million. The reseller rights have an initial term of one year which Reuters may elect to extend for two further one-year terms. The amendment also extended the time during which Reuters has the right to use TSI technology internally and embedded within its products by one year, to 31 December 2012.

Repurchase by TSI At the same time as the licence agreement revision in October 2003, Reuters and TSI entered into an agreement pursuant to which TSI agreed to register sales by Reuters of its TSI shares under US securities laws, and to repurchase up to US$115 million of its shares from Reuters upon Reuters completing a single public offering of at least US$100 million of TSI shares. In February 2004, Reuters completed a registered public offering of 69 million TSI shares for US$473 million (£261 million), and TSI repurchased an additional 17 million shares for US$115 million, resulting in aggregate net proceeds to Reuters, after underwriting and transaction fees, of approximately US$563 million (£310 million).

3XSQ Associates
Reuters is party to a lease entered into in 1998 with 3XSQ Associates, an entity owned by Reuters and Rudin Times Square Associates, LLC formed to acquire, develop and operate the 3 Times Square property and building. Pursuant to the lease, which has been amended from time to time, Reuters leases approximately 692,000 square feet for a term of approximately 20 years expiring in 2021, with an option to terminate 10 years early as to 77,000 square feet and three successive ten-year renewal options as to the entirety of the space. During 2002, 2003 and 2004, Reuters made payments to 3XSQ Associates in respect of rent, operating expenses, taxes, insurance and other obligations in the amounts of US$32.7 million, US$33.3 million and US$32.9 million, respectively. The lease is supported by a US$120 million letter of credit provided by Reuters.

Instinet Group
Reuters and Instinet Group are party to numerous agreements and arrangements, including those described below, under which they provide each other with various products, services, licences and other transactions.

Sale of Bridge Trading On 28 February 2005, Reuters entered into an agreement to sell Bridge Trading to Instinet Group for US$21.5 million in Instinet Group stock, subject to adjustment for working capital and net capital. The transaction is anticipated to complete by the end of April 2005, subject to approval from the NASD and other customary conditions. Pursuant to the agreement, until 31 December 2005 Bridge Trading will continue to have exclusive rights to allow its existing clients to pay for Reuters Station through

‘soft dollar’ credits generated by trading activity. In addition, Reuters has agreed for a period of one year not to operate a US broker dealer which allows its customers to pay for Reuters Station on a soft dollar basis, and not to solicit Bridge Trading employees, in each case subject to certain exceptions. The agreement otherwise includes representations and warranties, covenants and other terms customary for a transaction of this nature. Following the sale, Reuters will continue to provide certain transitional services to Bridge Trading for a period through to 31 December 2005, including a lease arrangement for space currently occupied by Bridge Trading, various administrative, technology and other support services, and a royalty-free licence to the Bridge Trading trademark. Other than the licence, such arrangements include fees generally based on allocated or attributable costs.

RGRS Under agreements between Reuters and Instinet Group, Instinet Group customers gain the ability to submit orders to Instinet Group and to receive indications of interest from Instinet Group over the RGRS network. Instinet Group is not required to pay for orders it receives through RGRS. The US agreement (covering global orders submitted via a US connection) term is to 17 December 2005 subject to annual renewal thereafter, and is subject to termination rights if Reuters ceases to own a majority of Instinet Group’s voting stock. The UK agreement (covering global orders submitted via a UK connection) will continue until terminated by either party on six months’ notice.

In addition, under a development agreement Reuters develops enhancements to the RGRS interface so that customers can better access Instinet Group’s proprietary trading functionality. The current term runs through to 19 September 2005 subject to annual renewal thereafter and terminable by either party on a change of control of Instinet Group, including if Reuters ceases to own a majority of Instinet Group’s voting stock.

NewportSM Under an agreement with Instinet Group, Reuters has the exclusive right to provide the real-time market data for Instinet Group’s NewportSM (patent pending) program trading application. The current agreement term is to 19 September 2005 subject to annual renewal thereafter and is terminable by either party on a change of control of Instinet Group, including if Reuters ceases to own a majority of Instinet Group’s voting stock.

Market data Reuters had been entitled to redistribute certain proprietary equity securities data from Instinet Group under two data distribution agreements. Under a data distribution agreement entered into at the time of the Instinet IPO in May 2001, Reuters had the limited right to be the exclusive data vendor distributing some of Instinet Group’s proprietary equity securities data; however, this agreement terminated on 17 May 2004. Under a separate agreement originally entered into with Island ECN (which was acquired by Instinet Group in September 2002), Reuters has the right to redistribute a broader set of proprietary equity securities data from Instinet Group. This agreement, which continued in effect notwithstanding the termination of the exclusive arrangement described above, has a term until 28 June 2005 subject to annual renewal thereafter. Reuters is not required to make payments in connection with any such redistribution.

Customer agreement Instinet Group has entered into an agreement for certain Reuters information services and related hardware, software and support on terms to Reuters independent third-party customers, as well as an addendum under which Reuters has granted Instinet Group the right to redistribute certain information both internally and to its customers subject to termination upon 180 days’ notice by either party.

Preferred soft-dollar arrangement This agreement establishes a preferred commercial and soft-dollar arrangement for Instinet Group customers that purchase Reuters products and services. This is available to certain customers who are increasing their level of business with Instinet Group, Reuters or both. Reuters compensates Instinet Group’s sales personnel for new sales of Reuters products and services, and Instinet Group will pay Reuters an annual fee for various administrative and marketing services related to training of Instinet Group’s personnel. The current agreement term is to 19 September 2005 subject to annual renewal thereafter and is terminable by either party on a change of control of Instinet Group, including if Reuters ceases to own a majority of Instinet Group’s voting stock.

88	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

Commission sharing agreement Instinet Group has agreed to open accounts for some institutional clients that Bridge Trading introduces to Instinet Group, and to rebate Bridge Trading portions of the commissions these customers pay at a commercially reasonable rate. This agreement is terminable at will by either party.

Triad Under an agreement with Bridge Trading, Instinet Group has the ability to deliver indications of interest and advertised trades to its customers and potential customers through Reuters Triad network. Instinet Group pays standard commercial rates for indications of interest and advertised trades it delivers through Triad. The current term of the agreement is to 22 July 2005, subject to annual renewal thereafter.

Patent licensing agreement Reuters has granted Instinet Group a patent licence permitting Instinet Group to make, use and sell products that include a system with functionality that identifies counterparties to a transaction and enables communication between the counterparties to negotiate the terms of the transaction. This licence is for the life of the patent, although it may be terminated under customary conditions. In addition, Reuters has the right to terminate in the event that Instinet uses the patent to create products that compete with any of Reuters products. Reuters also has the right to terminate the licence generally if it ceases to own a majority of Instinet Group’s voting stock, subject to Instinet retaining some rights to the patent for products existing on or before the date of such termination. Instinet has also agreed that if it obtains a patent for a system with substantially similar functionality, it would grant Reuters a licence to that patent on terms no worse than the terms of this licence.

Global Solutions Agreement This agreement enables Instinet Group to license software from Reuters, usually on a one-time fee basis, on a worldwide basis. Reuters has also agreed to provide software support for the licensed products.

Fixed income technology licence Instinet Group has granted Reuters a royalty free, non-exclusive, non-assignable worldwide right and licence to use some technology that is owned by or licensed to Instinet Group related to its fixed income securities platform. This agreement will automatically terminate, subject to Reuters retention of some rights with respect to specified products and enhancements, once Reuters ceases to own more than 50% of Instinet Group’s common stock.

Research & Analytics In September 2001, Reuters purchased Instinet Group’s Research and Analytics (R&A) product, an analytic software application that incorporates quotes, news and access to an INET trading application. Following the R&A purchase, Instinet Group was permitted to continue to make available soft-dollar payment options to its customers in connection with their use of the R&A product and any replacement product, and Reuters agreed until 18 June 2003 not to provide any soft dollar payment options to certain R&A customers, directly or through a third party, other than through Instinet Group. Reuters and Instinet Group each agreed to provide various transitional services relating to the R&A product to the other until 30 April 2003 although Instinet Group continued to provide transitional services until 31 July 2004. In addition, Instinet Group agreed to provide Reuters assistance in migrating R&A customers to a Reuters desktop product under an incentive arrangement scheme. The migration was completed in July 2004, with all migrating customers bering transferred to the Reuters Station product.

3 Times Square sublease Instinet Group is subject to an agreement with Reuters to sublease 368,000 square feet of office space at 3 Times Square in New York City. The sublease term is until 2021, with a one-time right of termination in 2011 as to approximately half the space.

Corporate agreement Reuters and Instinet Group are parties to a corporate agreement providing for, among other things: (i) Reuters rights to nominate directors to the Instinet Group board; (ii) consent rights by Reuters with respect to specified significant transactions so long as Reuters beneficially owns at least 35% but less than a majority of Instinet Group’s voting stock; (iii) consent rights with respect to Instinet Group incurring more than US$400 million net indebtedness, other than in the ordinary course of its brokerage or similar businesses, so long as Reuters holds a majority of Instinet Group’s outstanding voting stock; (iv) restrictions on Instinet Group voluntarily taking any action reducing Reuters ownership to less than 51%; and (v) restrictions on Instinet Group becoming registered as a national securities exchange, without Reuters prior consent, if such registration would materially affect Reuters ability to exercise its voting and other rights related to its ownership of Instinet common shares, so long as Reuters beneficially owns more than 30% of Instinet Group’s voting stock.

Stockholder agreement In connection with Instinet Group’s acquisition of Island in 2002, Reuters entered into various agreements with Instinet Group and certain stockholders of Island providing for, among other things, director nomination rights and voting, restrictions on purchases, sales and issuances of Instinet Group shares, approval rights regarding certain transactions, and registration rights. Reuters is limited from acquiring additional shares of Instinet Group without the consent of Instinet Group’s Board until September 2005, with certain exceptions and subject to earlier termination in some circumstances.

Other material contracts
Savvis Network Services Agreement In connection with the Bridge acquisition in 2001, Reuters entered into a binding term sheet with Savvis, Bridge’s network service provider, under which Savvis agreed to provide internet protocol network services, internet access and co-location services necessary to continue network services for the Bridge business and customers Reuters was acquiring. The term sheet was formalised by an agreement entered into by the parties in September 2001, which has subsequently been amended at various times. The agreement, which has a five-year term, contained minimum spend commitments for each year. As a result of various set-offs and other reductions under the agreement, for the nine-month period ending 30 September 2005, Reuters will be required to spend a minimum of US$32.1 million, subject to adjustment and reduction under certain circumstances; thereafter, Reuters will have no further minimum spend commitments to Savvis. If Savvis does not meet certain required quality of service levels, Reuters is entitled to credits and, in the event of a material breach of such quality of service levels, Reuters is entitled to terminate the agreement. In addition, upon successful completion of its acquisition of Telerate, Reuters would acquire Telerate’s network services agreement with Savvis, relating to Telerate services.

Telerate Acquisition Agreement On 20 December 2004, Reuters entered into an agreement to acquire substantially all of the business of Telerate for base consideration of US$100 million and Reuters 40,870 shares of Series A Convertible Preferred Stock in Savvis. The purchase price is subject to adjustment for working capital and an increase by an amount currently estimated to be US$28 million (£15 million) to the extent certain actions Telerate may independently take prior to closing result in corresponding reduction of Reuters anticipated post-closing restructuring costs. Under the agreement, Reuters has provided US$34 million (£18 million) in funding to Telerate, which, together with interest, will be applied against the purchase price upon the closing or repaid through a draw on a letter of credit in the event the deal acquisition does not proceed.

The agreement generally is on customary terms including representations, warranties, covenants, conditions (including regulatory approvals) and indemnities by each of the parties. A portion of the purchase price, consisting of US$30 million cash (subject to increase in connection with an estimate of closing working capital) and US$15 million worth of Savvis stock valued at the closing, will be put into escrow for two years to serve, in general, as the sole source of funding for any post-closing claims by Reuters. The agreement may be terminated in certain circumstances, including: upon mutual agreement; if the closing has not occurred by 20 December 2005 so long as the failure to close was not the result of the terminating party’s material breach; upon material breach by either party; if any condition shall become impossible to satisfy; if completion is prohibited by final court order; or if any of Telerate’s US subsidiaries shall enter bankruptcy proceedings. For more information on the pending Telerate acquisition, see pages 7 and 20, as well as the discussion below.

Reuters Group PLC Annual Report and Form 20-F 2004	89

Back to Contents

INFORMATION FOR SHAREHOLDERS
continued

Telerate Transitional Services Agreement Reuters is party to a Transitional Services Agreement (TSA) with Telerate and certain of its subsidiaries dated as of 2 June 2003. The TSA arises from Reuters and Telerate’s respective acquisitions of certain assets out of bankruptcy from Bridge in late 2001 and formalises a term sheet the parties had been operating under since that time. Because the businesses Telerate acquired – the global Telerate business and certain businesses of Bridge in Europe and Asia – were dependent on the software, systems and support capabilities acquired by Reuters and because some of the operations acquired by Reuters in Europe and Asia were to a lesser extent dependent on the assets and operations acquired by Telerate, the parties entered into the TSA pursuant to which each agreed to provide the other with certain software and/or services for a transitional period.

Under the TSA, Telerate has a limited right to sublicence to its own clients certain proprietary software acquired by Reuters from Bridge. Reuters also provides Telerate with a variety of services – including data management, central system software development, technical operations and back office support – associated with management of the Bridge Data Network acquired by Reuters. Telerate had provided Reuters with facilities and maintenance for equipment supporting the data collection function of the Bridge Data Network in Europe and Asia, among other services, although these have largely been terminated over time as Reuters now provides these functions for itself.

For the term of the TSA, Telerate is restricted in its ability to sell equities information products in North America where Reuters acquired the business of Bridge. The term of the TSA originally commenced on 18 October 2001 and ran to 18 October 2005, but has been extended as described below. Each party has a right to terminate services it is receiving under the TSA prior to the TSA’s expiration. In addition, there is an obligation for each party to cancel services it is receiving if it is able to provide those services for itself or to contract for the services with a third party. Each party has a right to terminate the TSA in the event of a material breach by the other party.

In connection with discussions relating to and the execution of the definitive agreement for Reuters acquisition of Telerate, the parties agreed to extend the expiration date of the TSA while the acquisition is pending, and, in the event the acquisition is terminated without completion, to extend the expiration date further to approximately 27 months from the date of termination of the acquisition. The parties have agreed that upon the successful completion of the acquisition, any outstanding invoicing and payment disputes under the TSA will be settled for a payment to Reuters of approximately $22 million, including the release to Reuters of approximately $12 million escrowed under the TSA from payments of disputed amounts made by each of Reuters and Telerate during the term of the TSA.

Financing arrangement. For a discussion of other material contracts, see ‘Treasury Policies, Financing and Foreign Exchange’ on pages 21-22.

11 CAPITAL INVESTMENTS, EXPENDITURE AND DIVESTMENTS
Since the beginning of 2002, Reuters Group has made a number of acquisitions and has invested in several new and existing businesses. In keeping with its Fast Forward goal to simplify business operations, Reuters has also disposed of or closed over 80 units during the period. The principal acquisitions, investments and disposals (none of which exceeded a cost or proceeds of £50 million, save where otherwise stated) were:

Acquisitions 2004
•	Fitzrovia International plc, a leading investment fund research company, was acquired in October 2004 by Lipper Ltd – a wholly owned subsidiary of Reuters.

•	Radianz Ltd, in which Reuters acquired the 49% voting interest it did not already own from Equant in November 2004, for £60 million ($110 million).

Total capital expenditure for acquisitions, investments in joint ventures and associates and other investments during 2004 was £78 million (2003: £161 million, 2002: £317 million).

On 20 December 2004, Reuters entered into agreements to acquire substantially all of the business of Telerate as well as a subsidiary of Quick that serves as the exclusive distributor of Telerate products in Japan. Both transactions are anticipated to complete mid-2005, subject to regulatory approvals for the Telerate acquisition and other customary conditions. For more information, see ‘Pending acquisition of Telerate’ on page 7.

2003
•	Multex.com, Inc., a leading provider of investment research, was acquired in March 2003 for £158 million.

2002
•	Island Holding Company Inc., was acquired by Instinet Group in September 2002 for stock consideration, having a value at the closing of £194 million.

•	Capital Access International LLC, a provider of fixed income holdings information, was acquired in November 2002.

•	AVT Technologies Limited, a specialist in automated dealing technology for foreign exchange transactions, was acquired in December 2002.

Divestments
2004
Reuters disposed of or closed a total of 12 units in 2004 for consideration totalling £474 million. The principal disposals or closures in 2004 were:

•	TSI, in which Reuters Group reduced its stake from 48.4% to 8.8% in February 2004 through completion of a public offering of 69 million TSI shares and sale of an additional 17 million shares back to TSI for aggregate net proceeds of approximately £310 million.

•	GL TRADE, a financial software company in which Reuters held a 34.2% shareholding, was divested in June 2004 for a consideration of £59 million.

•	ORT SAS, a wholly-owned credit rating subsidiary of Reuters, was sold in June 2004 for a total consideration of £29 million.

•	TowerGroup, a financial services research company in which Reuters held a 98% holding, was sold in February 2004.

•	Yankee, a wholly-owned telecommunications research company, was sold in May 2004.

•	Riskmetrics, a company specialising in portfolio credit risk evaluation, in which Reuters held a 24% stake, was divested in January and June 2004.

•	Reuters remaining Greenhouse Fund investment portfolio was sold in June 2004 to a company established by RVC, the independent fund management company created by former Reuters employees in 2001 to manage the Greenhouse Fund.

On 28 February 2005, Reuters entered into an agreement to sell Bridge Trading to Instinet Group for US$21.5 million in Instinet Group shares, subject to adjustment for working capital and net capital. The transaction is anticipated to complete by the end of April 2005, subject to customary conditions.

90	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

2003
Reuters disposed of or closed a total of 17 units in 2003 for consideration totalling £41 million. The principal disposals in 2003 were:

•	Synetix Solutions Limited, a joint venture focusing on data management solutions, sold in January 2003;

•	Wall Street on Demand, a wholly-owned subsidiary providing research, acquired as part of the acquisition of Bridge, sold in March 2003;

•	Informa SA, a provider of on-line credit and financial information, in which Reuters held a 40% shareholding, sold in September 2003;

•	Datamonitor plc, a research company specialising in industry analysis in which Reuters held a 20.5% ordinary shareholding, sold on a piecemeal basis between July 2003 and November 2003;

•	The Thai Apex services business, a domestic equities information service in Thailand, sold into a new joint venture formed by Reuters and Systex Corporation in December 2003; and

•	Agence de Presse Médicale International SAS, a health information provider in France, a wholly-owned subsidiary, sold in December 2003.

In addition, Multex Investor Europe Limited was liquidated in July 2003. The company had surplus assets of approximately £10 million which have been absorbed into the Group.

2002
Reuters disposed of or closed a total of 56 units in 2002 for consideration totalling £29 million. The principal disposals or closures in 2002 were:

•	London News Radio, in which Reuters held a 20% shareholding, sold in September 2002;

•	Diagram Asset Management and Diagram EDI, two non-core units providing software solutions for the financial markets that were acquired as part of the acquisition of Diagram fip SA in 2001, were sold in September 2002 and November 2002 respectively;

•	Sila Communications, a wireless information provider in which Reuters held a 40% shareholding, was sold in December 2002; and

•	Atriax, an electronic, internet-based foreign exchange market place, which ceased operations during 2002 is currently in the process of being liquidated.

Further information relating to investments, acquisitions, joint ventures and disposals in 2004 is provided in notes 16 and 31 on the consolidated balance sheet on pages 59-60 and 69.

13 PROPERTY, PLANT AND EQUIPMENT
The computer equipment that Reuters uses to create, manage and deliver its products to customers across the world forms the bulk of its tangible fixed assets. This equipment is distributed across global sites with greater concentration at the major global and regional technical centres. As Reuters extends its use of hosting services and browser delivery for its products, the quantity of equipment located at customer sites is being reduced.

The Group’s principal facilities are:

•	the corporate headquarters (100,000 sq. ft.) in Fleet Street, London;

In September 2003, Reuters announced arrangements to consolidate its London-based operations into a new building at Canary Wharf during 2005. Under the agreement, Reuters has taken a lease on a 281,000 sq. ft. office building and transferred approximately 340,000 sq. ft. of redundant offices, including 85 Fleet Street, to Canary Wharf Group for cash consideration of approximately £30 million, leasing back 85 Fleet Street on a temporary basis pending the move to Canary Wharf, which is expected to be completed by the end of 2005.

•	the US headquarters at 3 Times Square in New York City (692,000 sq. ft.)
•	the technical centres in London (324,000 sq. ft.), Hazelwood, Missouri (109,000 sq. ft.), Geneva (144,000 sq.ft.), which also includes the regional office for EMEA, Singapore (180,000 sq. ft.), which also includes the regional office for Asia, and Hauppauge, New York (50,000 sq. ft.); and

•	the four corporate office buildings located in St. Louis County, Missouri (aggregate of 211,000 sq. ft.).

Reuters owns the land on which its London and Hauppauge technical centres are situated, whereas its buildings in Geneva and Singapore were built on leased land. The leases, including periods covered by options to extend, expire in 2095 and 2050, respectively.

The Reuters Building at 3 Times Square is owned, and was developed, by 3XSQ Associates, which is owned by Reuters and Rudins Times Square Associates LLC. In May 2001 Reuters commenced its lease of 692,000 sq. ft. from the venture, of which 368,000 sq. ft. is subleased to Instinet Group, which in turn has subleased 180,000 sq. ft. to third parties. The principal part of Reuters lease will expire in 2021. See ‘3XSQ Associates’ sublease on page 88 for further information.

In 2003, the major technical centre building in Hazelwood, Missouri was acquired from Savvis for a total consideration of £24 million. Reuters subsequently entered into a sale and leaseback for the facility, receiving £23 million under a 20 year arrangement.

During 2004, Reuters extended its facilities in Bangkok to 100,000 sq. ft. In Bangalore, a second facility adjacent to the company’s existing offices was secured, providing approximately 150,000 sq. ft. of office accommodation.

14 LEGAL PROCEEDINGS
Except as described below, Reuters Group is not subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the company’s financial performance or profitability. Instinet Group is a party to certain legal proceedings including the following:

The Island ECN Inc. v. Archipelago LLC and REDIBook ECN LLC;
Archipelago Securities LLC v. Instinet Group Incorporated
On 20 September 2002, Island ECN commenced an arbitration proceeding against respondents Archipelago LLC (Archipelago) and REDIBook ECN LLC (REDIBook) before the NASD. Island alleged that each respondent entered into a subscriber agreement with Island which prescribed certain fees and, despite Island’s demand that each respondent abide by the terms of its contract, each respondent refused to pay such fees. Island is seeking damages of US$5.2 million from Archipelago and US$4 million from REDIBook. Archipelago and REDIBook have answered and counterclaimed against Island by denying the substantive allegations of Island’s statement of claim, asserting certain affirmative defences and counterclaims against Island, alleging that Island engaged in unfair, discriminatory pricing practices against these respondents and asserting claims involving breach of contract, breach of obligations of good faith, and attempted monopolisation and conspiracy to restrain trade under the US Sherman Act. The counterclaims allege damages of no less than US$30 million before trebling, for a total of no less than US$90 million treble damages pursuant to the federal antitrust laws. Archipelago is also seeking attorney’s fees.

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

These two actions have been consolidated by agreement of the parties and are in the discovery phase.

Reuters Group PLC Annual Report and Form 20-F 2004	91

Back to Contents

INFORMATION FOR SHAREHOLDERS
continued

NexTrade Holdings, Inc. v. ProTrader Group, LP, ProTrader Securities Corp., ProTrader Technologies LP, ProTrader Trading LLC, ProTrader Services LP and ProTrader.com LP. and Instinet Group Incorporated.
On 4 February, 2003, NexTrade Holdings, Inc. commenced an action against certain subsidiaries of ProTrader Group LP, a business acquired by Instinet Group in 2001, in the United States District Court, Middle District of Florida, Tampa Division. The complaint alleges that these subsidiaries adopted and used the mark ‘ProTrader’ in violation of § 32(1) of the US Lanham Act. The complaint further alleges that these subsidiaries’ use of the ProTrader mark is likely to cause confusion, mistake or deception among purchasers of software, services and goods bearing the name ‘ProTrader,’ which allegedly constitutes false designation of origin and unfair competition in violation of § 43(a) of the US Lanham Act. The complaint also alleges that these subsidiaries’ use constitutes trademark infringement in violation of Florida state statutes and its common law, and unfair competition based on trademark infringement in violation of the common law of Florida. Finally, the complaint alleges fraud in the inducement based on defendants’ alleged deceitful negotiations to resolve the dispute. Plaintiff seeks to recover all of these subsidiaries’ profits, gains and advantages resulting from the unauthorised use of the ‘ProTrader’ mark, damages sustained by the plaintiff of no less than US$15 million before trebling and that such damages be trebled, and exemplary and punitive damages of not less than US$90 million. Defendants have answered the complaint by denying the substantive allegations, asserting certain affirmative defences and by counterclaiming against NexTrade, seeking a cancellation of the ‘Pro-Trade’ trademark on the ground that it is descriptive and Plaintiff committed fraud on the Patent and Trademark Office during the prosecution of its application. In June 2004, the Court ordered that Instinet Group as well as certain former officers of the ProTrader entities be named as additional defendants in the action. Instinet Group and NexTrade all filed motions for summary judgment on 15 June, 2004 and then filed renewed motions for summary judgment on 31 August, 2004. On 15 October 2004, the Court granted ProTrader and Instinet Group’s motion with respect to their claim that NexTrade failed to demonstrate that it had sustained damages as a result of any alleged infringement and further decided that any profits of ProTrader and Instinet to which NexTrade may be entitled, if any, are to be offset by their losses which may be aggregated over the years of alleged infringement. The Court also granted Plaintiff’s motion for summary judgment dismissing Defendants’ counterclaims, but decided that Defendants’ counterclaims are a valid defence to Plaintiff’s trademark infringement claims. On 21 January 2005, the Court ruled that neither party will be permitted to introduce evidence regarding Instinet Group’s profits. On 16 February 2005, the parties reached a settlement in the action and on 17 February 2005 the Court issued an order dismissing the action with prejudice subject to the right by any party to re-open the action within sixty days of the date of the order.

92	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

ELEVEN YEAR CONSOLIDATED FINANCIAL SUMMARY
for the year ended 31 December

	2004		2003		2002		2001		2000		1999		1998		1997		1996		1995		1994
	£m		£m		£m		£m		£m		£m		£m		£m		£m		£m		£m

Results
Revenue	2,885		3,235		3,593		3,885		3,592		3,125		3,032		2,882		2,914		2,703		2,309
Net interest (payable)/receivable	(4)		(29)		(20)		(9)		3		(4)		2		80		61		60		51
Profit/(loss) before tax	437		56		(344)		158		657		632		580		626		652		558		510
Taxation	73		22		23		107		136		196		196		236		210		185		162
Profit/(loss) attributable to
ordinary shareholders	351		50		(255)		46		521		436		384		390		442		373		347

Net assets
Fixed assets	734		1,192		1,448		1,963		1,868		1,205		1,098		1,046		1,026		999		687
Net current assets/(liabilities)	468		(89)		(190)		(134)		(293)		(170)		(577)		790		525		387		176
Long-term creditors	(348)		(425)		(354)		(344)		(310)		(284)		(16)		(37)		(41)		(135)		(87)
Provisions	(242)		(271)		(245)		(212)		(112)		(88)		(116)		(120)		(51)		(39)		(36)

	612		407		659		1,273		1,153		663		389		1,679		1,459		1,212		740

Tangible fixed assets
Additions	111		130		154		276		282		244		296		361		372		304		319
Depreciation	133		193		227		246		276		310		331		312		283		250		221
Development expenditure	128		171		200		294		323		197		200		235		202		191		159

	2004		2003		2002		2001		2000		1999		1998		1997		1996		1995		1994

Ratios
Earnings/(loss) per ordinary share	25.1	p	3.6	p	(18.3	p)	3.3	p	37.1	p	30.9	p	26.7	p	24.0	p	27.3	p	23.2	p	21.7	p
Dividends per ordinary share	10.0	p	10.0	p	10.0	p	10.0	p	16.0	p	14.65	p	14.4	p	13.0	p	11.75	p	9.8	p	8.0	p
Book value per ordinary share[1]	29.4	p	15.2	p	30.7	p	68.2	p	73.7	p	40.5	p	23.3	p	99.9	p	88.3	p	73.7	p	44.7	p
Profit/(loss) before tax as a percentage of revenue (%)	15.2
			1.7		(9.6)		4.1		18.3		20.2		19.1		21.7		22.4		20.6		22.1
Return on tangible fixed assets[2] (%)	87.3		6.3		(56.8)		7.8		78.3		59.1		48.2		49.0		60.0		55.2		57.6
Return on equity[3] (%)	112.5		15.7		(36.8)		4.6		65.0		92.2		78.5		25.6		33.7		34.8		50.8

UK corporation tax rate	30		30		30		30		30		30		31		32		33		33		33

Infrastructure
Shares issued (millions)	1,436		1,433		1,433		1,431		1,429		1,423		1,422		1,694		1,689		1,677		1,668
Employees	14,500		16,744		17,414		19,429		18,082		16,546		16,938		16,119		15,478		14,348		13,548
User accesses	328,000		338,000		388,000		592,000		558,000		520,858		482,380		429,000		362,000		327,100		296,700

Notes:
2003 and 2002 have been restated following adoption of UITF17 and UITF38, and the reclassification of transaction-related regulatory fees following recently issued SEC guidance (see ‘Accounting Basis’ on page 72).
2003 and 2002 user accesses have been restated, to reflect the exclusion of mobile and other low-cost accesses. 1997 and 1998 have been restated to reflect changes to reporting user accesses in 1999.
1999 and 2000 have been restated following adoption of FRS 19.
1995 and 1996 have been restated to reflect the effect of FRS 10 issued in 1997 which required purchased goodwill and intangible assets to be capitalised and amortised through the profit and loss account.
1994 fixed assets have been restated to reflect the effect of UITF abstract 13 issued in 1995.

Ratios:

1	Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1994 to 1997 shares in Reuters Holdings PLC held by Group companies are also deducted. In 1994 to 1997 shares in Reuters Holdings PLC held by Group companies are also deducted from shares in issue. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Holdings PLC (1994 to 1997).

2	Return on tangible fixed assets represents profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each year and dividing by two.

3	Return on equity represents profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity. The average is calculated by adding adjusted shareholders’ equity at the start and the end of each year and dividing by two. In 1998 a weighted average has been used to reflect the capital reorganisation.

Reuters Group PLC Annual Report and Form 20-F 2004	93

Back to Contents

CROSS-REFERENCE GUIDE TO FORM 20-F

The information in this document that is referenced in the following table, constitutes Reuters annual report on Form 20-F for the year 2004 and shall be deemed to be filed with the Securities and Exchange Commission for all purposes. No other information is included in the 2004 Form 20-F.

Item		Page

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
	Selected financial data	5
	Exchange rates	85
	Capitalisation and indebtedness	n/a
	Reasons for offer and use of proceeds	n/a
	Risk Factors	23-25

4	Information on the company
	History and development of the company	6-10, 82
	Business overview	6-10
	Organisational structure	7, 70
	Property, plant and equipment	91

5	Operating and financial review and prospects
	Operating results	11-25
	Liquidity and capital resources	21-22
	Research and development, patents and licences etc	19
	Trend information	4, 12-21
	Off-balance sheet arrangements	22
	Tabular disclosure of contracted obligations	21

6	Directors, senior management and employees
	Directors and senior management	27-28
	Compensation	32-40
	Board practices	26, 29-31
	Employees	26, 49
	Share ownership	33-34, 38-40

7	Major shareholders and related party transactions
	Major shareholders	81-82
	Related party transactions	87-90
	Interests of experts and counsel	n/a

8	Financial information
	Consolidated accounts and other financial information	See Item 17
	Litigation	91-92
	Dividend policy	11, 82
	Significant changes	70

9	The offer and listing
	Offer and listing details – price history of shares	81
	Plan of distribution	n/a
	Markets	81
	Selling shareholders	n/a
	Dilution	n/a
	Expenses of the issue	n/a

10	Additional information
	Share capital	n/a
	Memorandum and Articles of Association	82-85
	Material contracts	20-21, 87-90
	Exchange controls	85
	Taxation	85-87
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	96
	Subsidiary information	n/a

94	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

Item		Page

11	Quantitative and qualitative disclosures about market risk	22, 52-55

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	41

16A	Audit committee financial expert	30

16B	Code of ethics	31

16C	Principal accountant fees and services	47

17	Financial statements
	Report of the auditors	42
	Consolidated profit and loss account for each of the three years in the period ended 31 December 2003 and related notes	43-49
	Consolidated cash flow statement for each of the three years in the period ended 31 December 2003 and related notes	50-55
	Consolidated balance sheet as of 31 December 2003, 2002 and 2001 and related notes	56-71
	Accounting policies	72-73
	Summary of differences between UK and US GAAP and related notes	74-80
	Report on remuneration and related matters	32-40

18	Financial statements	n/a

GLOSSARY

Term used in annual report	US equivalent or brief description

Allotted	Issued

Associates	Affiliates accounted for under the equity method

Called-up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash

Class of business	Industry segment

Combined Code	A set of corporate governance principles and detailed codes of practice

Creditors	Accounts payable

Creditors: Amounts falling due after more than one year	Long-term debt

Creditors: Amounts falling due within one year	Current liabilities

Debtors	Accounts receivable

Destination (of revenue)	The geographical area from which goods or services are supplied

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Origin (of revenue)	The geographical area from which goods or services are supplied to a third party or another geographical area

Profit	Income

Profit and loss account (statemtent)	Income statement

Profit and loss account reserve (under ‘capital and reserves’)	Retained earnings

Profit attributable to ordinary shareholders	Net income

Proposed dividend	Dividend declared by directors but not yet approved by shareholders

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Share premium account	Additional paid-in capital or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Stocks	Inventories

Tangible fixed assets	Property and equipment

Reuters Group PLC Annual Report and Form 20-F 2004	95

Back to Contents

FINANCIAL DIARY FOR 2005

Wednesday 20 April
First quarter trading statement issued

Thursday 21 April
Annual General Meeting
Time: 11:30 am
Venue: Cabot Hall, Canary Wharf, London E14 5AB

Thursday 28 April
Final dividend for 2004 payable to ordinary shareholders on the register as at 11 March 2005

Thursday 5 May
Final dividend payable to ADS holders on the record as at 11 March 2005

Tuesday 26 July
Results for first six months of 2005 announced

Wednesday 3 August
Ordinary shares go ex-dividend

Wednesday 3 August
ADSs go ex-dividend

Wednesday 31 August
Interim dividend for 2005 payable to ordinary shareholders on the register as at 5 August 2005

Wednesday 7 September
Interim dividend payable to ADS holders on the record as at 3 August 2005

Thursday 27 October
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

WHERE TO FIND US

Corporate headquarters
85 Fleet Street
London EC4P 4AJ
Tel: 44 (0)20 7250 1122
www.about.reuters.com

In June 2005 we shall be moving to our new corporate headquarters:

30 South Colonnade
Canary Wharf
London E14 5EP
Tel: 44 (0)20 7250 1122

Registered in England
No: 3296375

Investor queries
Miriam McKay
London
Tel: 44 (0)20 7542 7057
Fax: 44 (0)20 7353 3002
Email: miriam.mckay@reuters.com

Media queries
Simon Walker
London
Tel: 44 (0)20 7542 7800
Fax: 44 (0)20 7353 5428
Email: simon.walker@reuters.com

Stephen Naru
New York
Tel: 1 646 223 7728
Fax: 1 646 223 5238
Email: stephen.naru@reuters.com

Registrar/Depositary
For dividend queries, duplicate mailings and changes of address

Ordinary shares
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
UK
Tel: 44 (0)870 600 3970
(for callers within the UK)
Tel: 44 (0)121 415 7047
(for callers outside the UK)
Fax: 44 (0)1903 833482

American Depositary Shares
JPMorgan Chase Bank, N.A.
P.O. Box 43013
Providence, RI 02940-3013
USA
Toll free for callers within the US:
(800) 990-1135
For callers outside the US: 1 (781) 575-4328
Fax: 1 (781) 575 4082
Website: www.adr.com/shareholder
Email: adr@jpmorgan.com

Electronic copies
The Annual Report and Form 20-F and the annual review are available on the internet at www.about.reuters.com/ar2004

Listings
London Stock Exchange (RTR.L) and NASDAQ (RTRSY.O)

Options on ordinary shares are traded on the Euronext Liffe. Futures contracts on ordinary shares are traded on the Euronext Liffe Universal Stock Futures market. The American Stock Exchange in New York lists options on American Depositary Shares of Reuters. Options on American Depositary Shares are traded on the Pacific Exchange.

Corporate brokers
JPMorgan Cazenove Limited Citigroup

Financial PR
Brunswick Group Limited

Picture on cover
March 8 2004. A Palestinian refugee woman wearing a prayer dress looks out from her home in a refugee camp. Reuters photographer: Ali Jarekji

©Reuters (2005). All rights reserved.

Reuters, the sphere logo, Lipper and Bridge Trading are the trade marks or registered trade marks of the Reuters Group of Companies around the world.

Designed and produced by salterbaxter
Printed by CTD

96	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

Back to Contents

Item 19. Exhibits

Exhibit Index

1.1	Memorandum and Articles of Association of Reuters Group PLC

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997)

4.1.1	Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.1.2	Amendment No. 1, dated February 27, 2005, to Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.1.3	Registration and Repurchase Agreement dated 7 October 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.2	Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proholdco Limited (subsequently renamed Radianz Limited) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2000)

4.3	Network Services Agreement, dated 28 September 2001, between Reuters Limited and SAVVIS Communications Corporation, as amended (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by SAVVIS on 29 November 2001, Exhibit 10.57 to the Annual Report on Form 10-K filed by SAVVIS on 28 February 2003, Exhibits 10.1 and 10.2 to the Quarterly Report on Form 10-Q filed by SAVVIS on 12 August 2003, Exhibits 10.2 through 10.5 to the Quarterly Report on Form 10-Q filed by SAVVIS on 30 October 2003, and Exhibits 10.28 and 10.29 to the Annual Report on Form 10-K filed by SAVVIS on 24 February 2004)

4.3.1	Letter Agreement between Reuters Limited and SAVVIS Communications Corporation, dated 22 October 2004, regarding settlement of certain credits and offsets under the Network Services Agreement

4.4*	Transitional Services Agreement (“TSA”) dated 2 June 2003 between Reuters Limited and Moneyline Telerate Holdings

4.4.1	Amendment No. 1 dated 8 June 2004 to TSA (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.4.2	Amendment No. 2 dated 20 December 2004 to TSA (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.5*	Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

Back to Contents

4.5.1*	Amended and Restated Note Agency Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank, N.A. (as Issue Agent and Principal Paying Agent) and Dexia Banque Internationale a Luxembourg S.A. (as Paying Agent)

4.5.2*	Dealer Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank International plc (as Arranger) and the various Dealers named therein

4.6*	Amended and Restated Programme Agreement dated 7 November 2003 among Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and the various Initial Dealers named therein relating to the November 2003 update of the £1,000,000,000 Euro Medium Term Note Programme

4.6.1*	Amended and Restated Trust Deed dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and Citicorp Trustee Company Limited (as Trustee)

4.6.2*	Amended and Restated Agency Agreement dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer), Citibank NA (as Agent), Citibank AG and BNP Paribas Luxembourg (as Paying Agents) and Citicorp Trustee Company Limited (as Trustee)

4.6.3*	Pricing Supplement dated 17 November 2003 relating to the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.4*	Form of Permanent Global Note in respect of the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.5*	Pricing Supplement dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.6*	Permanent Global Note dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.7*	Syndicated Credit Facility Agreement, dated 25 April 2003, among Reuters Group PLC, HSBC Bank plc and J.P. Morgan plc, as arrangers, the financial institutions listed therein and HSBC Investment Bank Plc, as agent

4.8	Acquisition Agreement dated 21 October 2004 among Equant Proton Holdings Limited, Equant N.V., Equant Inc., and Reuters Limited

4.9	Amended and Restated Agreement and Plan of Merger dated 24 February 2003 by and among Reuters Group PLC, Proton Acquisition Corporation and Multex.com, Inc. (incorporated by reference to the Tender Offer Statement on Schedule TO-T filed by Reuters Group PLC on 26 February 2003)

4.10.1*	Service Agreement of Thomas H. Glocer with Reuters Group PLC dated 10 February 2004

4.10.2*	Service Agreement of David Grigson with Reuters Group PLC dated 21 June 2001, as amended 3 March 2004

4.10.3*	Service Agreement of Devin Wenig with Reuters Group PLC dated 3 March 2004

Back to Contents

4.10.4*	Service Agreement of Devin Wenig with Reuters America LLC dated 3 March 2004

4.10.5*	Engagement Letter of Niall FitzGerald with Reuters Group PLC dated 2 March 2004

4.10.6	Non-Executive Chairman Compensation Letter between Instinet Group Incorporated and Ian Strachan, dated January 1, 2003 (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Instinet Group on 28 March 2002)

4.11	Rules of The Reuters Group PLC Long-Term Incentive Plan 1997

4.12*	Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

4.13	Stock and Asset Purchase Agreement dated as of 20 December 2004 by and among Reuters Limited, Reuters S.A, Moneyline Telerate Holdings, Inc., the subsidaries of Moneyline Telerate Holdings named therein and One Equity Partners LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report.

10.1	Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 7 March 2005

12.1	Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

12.2	Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1	Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

13.2	Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

15	Consolidated Financial Statements and notes thereto for Radianz Limited for the fiscal year ended December 31, 2003

* Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 16 March 2004 by Reuters Group PLC with respect to the fiscal year ended 31 December 2003.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

REUTERS GROUP PLC
(Registrant)

Date: 9 March 2005

By: /s/ David Grigson
David Grigson,
Chief Financial Officer

Back to Contents

Exhibit Index

1.1	Memorandum and Articles of Association of Reuters Group PLC

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997)

4.1.1	Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.1.2	Amendment No. 1, dated February 27, 2005, to Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.1.3	Registration and Repurchase Agreement dated 7 October 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.2	Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proholdco Limited (subsequently renamed Radianz Limited) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2000)

4.3	Network Services Agreement, dated 28 September 2001, between Reuters Limited and SAVVIS Communications Corporation, as amended (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by SAVVIS on 29 November 2001, Exhibit 10.57 to the Annual Report on Form 10-K filed by SAVVIS on 28 February 2003, Exhibits 10.1 and 10.2 to the Quarterly Report on Form 10-Q filed by SAVVIS on 12 August 2003, Exhibits 10.2 through 10.5 to the Quarterly Report on Form 10-Q filed by SAVVIS on 30 October 2003, and Exhibits 10.28 and 10.29 to the Annual Report on Form 10-K filed by SAVVIS on 24 February 2004)

4.3.1	Letter Agreement between Reuters Limited and SAVVIS Communications Corporation, dated 22 October 2004, regarding settlement of certain credits and offsets under the Network Services Agreement

4.4*	Transitional Services Agreement (“TSA”) dated 2 June 2003 between Reuters Limited and Moneyline Telerate Holdings

4.4.1	Amendment No. 1 dated 8 June 2004 to TSA (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.4.2	Amendment No. 2 dated 20 December 2004 to TSA (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.5*	Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

Back to Contents

4.5.1*	Amended and Restated Note Agency Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank, N.A. (as Issue Agent and Principal Paying Agent) and Dexia Banque Internationale a Luxembourg S.A. (as Paying Agent)

4.5.2*	Dealer Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank International plc (as Arranger) and the various Dealers named therein

4.6*	Amended and Restated Programme Agreement dated 7 November 2003 among Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and the various Initial Dealers named therein relating to the November 2003 update of the £1,000,000,000 Euro Medium Term Note Programme

4.6.1*	Amended and Restated Trust Deed dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and Citicorp Trustee Company Limited (as Trustee)

4.6.2*	Amended and Restated Agency Agreement dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer), Citibank NA (as Agent), Citibank AG and BNP Paribas Luxembourg (as Paying Agents) and Citicorp Trustee Company Limited (as Trustee)

4.6.3*	Pricing Supplement dated 17 November 2003 relating to the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.4*	Form of Permanent Global Note in respect of the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.5*	Pricing Supplement dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.6*	Permanent Global Note dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.7*	Syndicated Credit Facility Agreement, dated 25 April 2003, among Reuters Group PLC, HSBC Bank plc and J.P. Morgan plc, as arrangers, the financial institutions listed therein and HSBC Investment Bank Plc, as agent

4.8	Acquisition Agreement dated 21 October 2004 among Equant Proton Holdings Limited, Equant N.V., Equant Inc., and Reuters Limited

4.9	Amended and Restated Agreement and Plan of Merger dated 24 February 2003 by and among Reuters Group PLC, Proton Acquisition Corporation and Multex.com, Inc. (incorporated by reference to the Tender Offer Statement on Schedule TO-T filed by Reuters Group PLC on 26 February 2003)

4.10.1*	Service Agreement of Thomas H. Glocer with Reuters Group PLC dated 10 February 2004

4.10.2*	Service Agreement of David Grigson with Reuters Group PLC dated 21 June 2001, as amended 3 March 2004

4.10.3*	Service Agreement of Devin Wenig with Reuters Group PLC dated 3 March 2004

Back to Contents

4.10.4*	Service Agreement of Devin Wenig with Reuters America LLC dated 3 March 2004

4.10.5*	Engagement Letter of Niall FitzGerald with Reuters Group PLC dated 2 March 2004

4.10.6	Non-Executive Chairman Compensation Letter between Instinet Group Incorporated and Ian Strachan, dated January 1, 2003 (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Instinet Group on 28 March 2002)

4.11	Rules of The Reuters Group PLC Long-Term Incentive Plan 1997

4.12*	Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

4.13	Stock and Asset Purchase Agreement dated as of 20 December 2004 by and among Reuters Limited, Reuters S.A, Moneyline Telerate Holdings, Inc., the subsidaries of Moneyline Telerate Holdings named therein and One Equity Partners LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report.

10.1	Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 7 March 2005

12.1	Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

12.2	Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1	Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

13.2	Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

15	Consolidated Financial Statements and notes thereto for Radianz Limited for the fiscal year ended December 31, 2003

* Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 16 March 2004 by Reuters Group PLC with respect to the fiscal year ended 31 December 2003.