Form 20-F/A
period 2004-12-31
REUTERS GROUP PLC   /ADR/
filed 2005-06-30
CIK 1056084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Item 17      Item 18

EXPLANATORY NOTE

This Form 20-F/A hereby amends Items 17 and 19 of the Reuters Group PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2004, which was filed on 9 March 2005. The purpose of this amendment is solely to include the 2004 Annual Financial Statements for Radianz Limited. Subsequent to filing of the original report, Reuters sold Radianz Limited to British Telecommunications plc. This amendment does not otherwise revise, update, amend or restate the information presented in the original report or reflect any events that have occurred after the original report was filed on 9 March 2005.

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

Back to Contents

RADIANZ LIMITED

ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Registered Number 3918478

Back to Contents

RADIANZ LIMITED

REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Company Registration Number:	3918478

Registered Office:	Kingsfield House 66 Prescot Street London E1 8HG

Directors:	David Grigson Howard Edelstein Mike Sayers

Company Secretary:	Philip Emery

Bankers:	Citibank NA Citigroup Centre Canada Square Canary Wharf London E14 5LB

Auditors:	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH

Back to Contents

RADIANZ LIMITED

REPORT FOR THE YEAR ENDED 31 DECEMBER 2004

Back to Contents

RADIANZ LIMITED

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2004

The Directors present their report together with the audited financial statements for the year ended 31 December 2004.

Principal activities
Radianz delivers a global financial extranet (“RadianzNet”) capable of providing secure and reliable networking services for transaction processing and content delivery to the financial services industry.

Radianz Limited (the "Company") and its subsidiaries (collectively “Radianz” or “Group”) became a wholly owned subsidiary of Reuters Group PLC (“Reuters”) on 16 November 2004.

Prior to 16 November 2004, Radianz was owned 51% by Reuters and 49% by Equant Finance BV (“Equant”). In forming Radianz, Reuters contributed substantially all of its global telecommunications network to Radianz and Equant contributed cash and a receivable for future services. Control over Radianz was joint with Reuters and Equant each having equal representation on the board of Directors.

On 30 June 2004, Radianz sold the Voice Services line of business. The revenue of this business to 30 June 2004 was $10.2m (full year 2003: $17.1m).

Group results and dividends
For the year ended 31 December 2004 Radianz Limited and its subsidiaries incurred a loss of $13,665,000 (2003: $96,303,000). The Directors do not recommend the payment of an ordinary dividend (2003: $nil).

Dividends for the year on the cumulative preference shares of Radianz Americas Inc. of $10,270,000 (2003: $10,270,000) have been appropriated through the profit and loss account. However, as Radianz Americas Inc. does not have sufficient distributable reserves to pay such preference share dividends, these dividends have been credited back within profit and loss account reserves. As a result, the non-equity interests within shareholders’ funds have increased accordingly.

The majority of the Group’s transactions are in US dollars. Accordingly, the financial statements have been prepared in that currency.

The US dollar / sterling exchange rate at the balance sheet date was 1.93 (2003: 1.78) and the average rate for the year was 1.82 (2003: 1.63)

Directors interests
The Directors who held office at the date of this report and during the year are set out below:

David Grigson
Howard Edelstein
Mike Sayers
Jacques Dominique Kerrest (resigned 7 September 2004)
David Granger Ure (resigned 19 October 2004)
Howard Ford (resigned 15 November 2004)

Back to Contents

RADIANZ LIMITED

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2004

The Directors’ interests in options to acquire shares of Radianz Limited were as follows:

Director	No of options at 1 January 2004	Options granted/ lapsed	No of options at 31 December 2004	Date of grant	Exercise price

H Edelstein	4,000,000	—	4,000,000	21 July 2003	$1.85

None of the terms and conditions of the share options were varied during the year. No share options were exercised during the year. The performance criteria attached to options granted is that an initial public offering is achieved or 100% sale (change in control) occurs. All stock options have expiration dates of seven years from the date of grant.

The vesting period for the outstanding options is as follows:

Vesting Schedule for stock options issued in July 2003:

From 21 July 2003	21 July 2004	22 July 2004 to 21 July 2007

	1/4 vests (25%)	1/36 (2.7778%) of the balance vests on the 21st of each subsequent month

Charitable contributions
The Group donated approximately $30,000 (2003: $5,000) to various charities. No political contributions were made (2003: $nil).

Employees
Applications for employment by disabled persons are always fully considered, bearing in mind the respective aptitudes and abilities of the applicant concerned. In the event of members of staff becoming disabled, every effort is made to ensure their employment with the Group continues and the appropriate training is arranged. It is the policy of the Group that training, career development and promotion of a disabled person should, as far as possible, be identical to that of a person who does not suffer from a disability.

Consultation with employees or their representatives is made at all levels, with the aim of ensuring that views are taken into account when decisions are made that are likely to affect their interests, and that all employees are aware of the financial and economic performance of the Group as a whole. The Group encourages the involvement of employees in the Group’s performance through an employee share scheme.

Creditor payment terms
The Group agrees payment terms with its suppliers when it enters into binding purchase contracts. The Group seeks to abide by the payment terms agreed with suppliers whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions and seeks to treat all its suppliers fairly.

The Group’s trade creditors at 31 December 2004 were equivalent to 17 days’ purchases during the year.

Back to Contents

RADIANZ LIMITED

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2004

Post balance sheet event
On 10 March 2005, Reuters and British Telecommunications plc (“BT”) announced that an agreement for the sale of Radianz Limited by Reuters to BT had been signed. Radianz Limited will be sold for a consideration of $175m in addition to any cash remaining on the balance sheet, net of working capital adjustments, at the date of completion. Completion is subject to final regulatory approvals and other customary completion conditions. Following completion of the acquisition, it is intended that BT will become Reuters supplier of network services under a network services agreement with a term of eight and a half years.

On 17 March 2005, the Radianz 2000 Stock Option Plan was amended. Pursuant to the Amended Plan, upon completion of the sale of Radianz Limited by Reuters to BT, all outstanding options (both vested and unvested) will be cancelled in consideration for a payment of $0.10 per C Share under option.

Statement of directors’ responsibilities
United Kingdom company law requires directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and the Group and of the profit, or loss, for that period. In preparing those financial statements, the directors are required to:

•	Select suitable accounting policies and then apply them consistently;

•	Make judgements and estimates that are reasonable and prudent;

•	State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors
The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the Board

/s/ Philip Emery
Company Secretary
31 March 2005

Back to Contents

RADIANZ LIMITED

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF RADIANZ LIMITED

FOR THE YEAR ENDED 31 DECEMBER 2004

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

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

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

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

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2004 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
31 March 2005

Back to Contents

RADIANZ LIMITED

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004 $’000	2004 $’000	2003 $’000	2003 $’000

Turnover:
Continuing operations		525,721		516,141
Discontinued operations		10,207		17,098

Total turnover	2		535,928		533,239
Net operating costs	3		(571,464)		(620,293)

Operating loss:
Continuing operations		(39,756)		(95,169)
Discontinued operations		4,220		8,115

Total operating loss	2		(35,536)		(87,054)
Exceptional items
– profit on the sale of the Voice Services line of business	4		30,835		—

Loss on ordinary activities before interest			(4,701)		(87,054)
Net interest receivable	5		2,700		2,585

Loss on ordinary activities before taxation			(2,001)		(84,469)
Taxation	8		(1,394)		(1,564)

Loss on ordinary activities after taxation			(3,395)		(86,033)
Preference dividends	10		(10,270)		(10,270)

Loss for the year	21		(13,665)		(96,303)

There is no difference between the loss on ordinary activities before taxation and the loss for the year stated above and their historical cost equivalents.

The notes on pages R-12 to R-33 form part of these financial statements

Back to Contents

RADIANZ LIMITED

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004 $’000	2003 $’000

Loss for the financial year		(13,665)	(96,303)
Exchange adjustments	21	4,927	6,664

Total recognised loss for the year		(8,738)	(89,639)

The notes on pages R-12 to R-33 form part of these financial statements.

Back to Contents

RADIANZ LIMITED

BALANCE SHEET

AS AT 31 DECEMBER 2004

	Note	Group		Company
		2004 $’000	2003 $’000	2004 $’000	2003 $’000
Fixed assets
Tangible fixed assets	11	114,485	149,769	—	—
Investments	12	—	—	192,589	192,441

		114,485	149,769	192,589	192,441
Current assets
Debtors
– due within one year	13	88,867	89,701	3	3
– due after one year	13	—	41,793	—	—
Deferred taxation	19	734	—	—	—
Restricted cash	14	19,031	19,259	5,703	5,259
Cash at bank and in hand		67,538	9,095	—	—

		176,170	159,848	5,706	5,262

Creditors: amounts falling due within one year	15	(99,737)	(120,854)	(15,444)	(13,986)

Net current assets/(liabilities)		76,433	38,994	(9,738)	(8,724)

Total assets less current liabilities		190,918	188,763	182,851	183,717

Creditors: amounts falling due after one year	16	(2,489)	(3,613)	—	—

Provisions for liabilities and charges
Pensions and similar obligations	18	(2,157)	(1,247)	—	—
Deferred taxation	19	(1,023)	(186)	—	—

		(3,180)	(1,433)	—	—

Net assets		185,249	183,717	182,851	183,717

Capital and reserves
Called up share capital	20	18	18	2	2
Share premium account	21	878,425	878,425	725,761	725,761
Exchange difference reserve	21	11,138	6,211	—	—
Profit and loss account	21	(704,332)	(700,937)	(542,912)	(542,046)

Total shareholders’ funds	22	185,249	183,717	182,851	183,717

Analysis of shareholders’ funds

Equity	23	(13,646)	(4,908)	182,851	183,717
Non-equity	24	198,895	188,625	—	—

		185,249	183,717	182,851	183,717

The notes on pages R-12 to R-33 form part of these financial statements. The financial statements on pages R-8 to R-33 were approved by the Board of Directors on 31 March 2005 and were signed on its behalf by:

/s/ Howard Edelstein	/s/ David Grigson
/s/ Director	/s/ Chairman

Back to Contents

RADIANZ LIMITED

GROUP CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2004

	Note	2004 $’000	2003 $’000

Net cash inflow from operating activities	25	49,108	6,228

Returns on investment and servicing of finance
Interest received from bank deposits		802	607
Interest paid		(217)	(170)
Interest paid on finance leases		(344)	(191)

Net cash inflow from returns on investment and servicing of finance		241	246

Taxation		(1,257)	(2,092)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(25,355)	(38,624)
Sale of tangible fixed assets		35,069	15

Net cash inflow/(outflow) from capital expenditure and financial investment		9,714	(38,609)

Financing
Decrease in finance leasing		(1,855)	(953)

Net cash outflow from financing		(1,855)	(953)

Increase / (decrease) in cash	26	55,951	(35,180)

The notes on pages R-12 to R-33 form part of these financial statements.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Principal accounting policies

These financial statements are prepared under the historical cost convention.

The accounting policies set out below have been applied on a consistent basis and are in accordance with the Companies Act 1985 and applicable UK accounting standards.

Changes in accounting policies
The Group has adopted UITF 17 (revised 2003) “Employee Share Schemes” and UITF 38 “Accounting for ESOP trusts” in these financial statements. The adoption of these UITFs represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of the prior year adjustment are given in note 21.

Basis of consolidation
The Group profit and loss account, balance sheet and cash flow statement include the financial statements of the Company and its subsidiary undertakings up to 31 December 2004. Intra-group transactions and profits are eliminated fully on consolidation.

Acquisitions made by the Group are included under the acquisition method of accounting and the Group financial statements include the results of such acquisitions from the relevant date of acquisition.

The results of subsidiaries acquired or disposed of are included in the consolidated profit and loss account from, or up to, the date control passes.

Turnover
Radianz recognises turnover when realised or realisable and earned. The Group considers turnover realised or realisable and earned when it has persuasive evidence of an arrangement, the services have been provided, the sales price is fixed or determinable and collectibility is reasonably assured. Turnover is reduced for credit notes and rebates to be paid to customers. In addition to the aforementioned general policy, the following are the specific turnover recognition policies for the Group’s significant categories of turnover.

Related-Party Turnover

Managed Network Services
Radianz entered into a Network Service Agreement (“NSA”) with Reuters and its affiliates that requires Radianz to provide telecommunications, managed network and other services to Reuters. The terms of the NSA allow Radianz to recover substantially all direct costs incurred in connection with services provided to Reuters. The Group is deemed to be acting as a principal under the terms of the NSA and therefore as a principal recognises the billing and recovery of such costs as turnover.

Radianz Network (“RxN”) Services
Under the terms of the NSA agreement with Reuters, Radianz charges Reuters for services provided via RadianzNet based on a fixed and determinable price per service type.

Consulting Services
Radianz provides certain services for specific projects for Reuters. These services are consulting in nature and are subject to acceptance by Reuters. Radianz recognizes associated turnover only when acceptance has been received from Reuters for the services rendered. As at 31 December 2004, no turnover and costs were deferred. As at 31 December 2003, $1.2 million of turnover and $1.2 million of cost had been deferred.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Remote Dial-up Services
Remote dial-up services are provided to Reuters directly by Equant. Radianz acts as an agent in such transactions billing Reuters on behalf of Equant. As the Group does not retain the significant risks and rewards of delivering these services, turnover for these transactions is recognised on a net basis thereby recognising only the commission as turnover. The value of the services provided to Reuters for the year ended 31 December 2004 was approximately $1.3 million (2003: $1.4 million) on a gross basis.

External Customer Turnover

Radianz Network (“RxN”) Services
Turnover from Radianz’s telecommunication and managed network services to customers other than Reuters is recognised as the services are provided over the contractual period. Fees are charged in accordance with the customer contract, and, accordingly, may represent both a connection fee and recurring access and usage fees. During 2004, the Group changed its method of accounting for connection fees and installation costs. These are now accounted for when installation is complete. The effect of this change is not material and reduced the loss in the year by $179,000. Turnover from access and usage fees are recognised as the services are provided over the anticipated customer relationship period, which is generally determined by the life of the contract.

If customers are billed in advance under the terms of the arrangement with the Group turnover is deferred until the services are delivered. As at 31 December 2004, approximately $0.3 million (2003: $3.4 million) of turnover relating to advance customer billings was deferred.

Voice Services
Up to the point of disposal, turnover net of discounts, for the provision of point-to point voice and data circuits is earned as these services are delivered.

Hosting Services
Turnover from the Group’s hosting services is recognised as the services are provided over the contractual period. Fees are charged in accordance with the customer contract and, accordingly, may represent both a connection fee and a recurring monthly hosting fee. Connection fees are recognised when the customer accepts the installation is complete.

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

Differences on exchange arising from the retranslation of the opening net investment in subsidiaries that have currencies of operation other than the US dollar and from the translation of the results of those companies at an average rate of exchange, are taken to reserves and are reported in the consolidated statement of total recognised gains and losses.

To the extent that they are used to finance or provide a hedge against group equity investments in subsidiaries that have currencies of operation other than the US dollar exchange differences of foreign currency borrowings are taken directly to reserves and are reported in the consolidated statement of total recognised gains and losses.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

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

Income on sublet leases is offset against the cost of the lease within the profit and loss account.

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

The pension costs and disclosures in these financial statements comply with Financial Reporting Standard No. 17 “Retirements Benefits”. In accordance with Financial Reporting Standard No. 17 contributions paid by the Group to Reuters and Equant defined benefit schemes are disclosed as if the pension scheme were a defined contribution pension scheme, as the Group is unable to identify its share of the underlying assets and liabilities of the pension schemes and also because the Group believes that its liability in respect of these plans is limited to paying regular pension contribuitions.

Development expenditure
Development expenditure is charged to the profit and loss account in the year in which it is incurred.

Tangible fixed assets
Assets contributed by Reuters on 30 June 2000 were capitalised at their fair values at the date of transfer. All other tangible fixed assets are stated at cost. Depreciation is calculated on a straight-line basis so as to write down assets to their residual value over their expected useful lives. Office, computer systems and network equipment are depreciated over 3 – 5 years. Leasehold buildings and improvements are depreciated over the term of the lease. Tangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. An impairment loss is recognised in the profit and loss account to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realisable value.

Deferred taxation
In accordance with Financial Reporting Standard No. 19, full provision is made for deferred tax liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes.

Deferred tax assets are only recognised to the extent that it is regarded as more likely than not that they will be recovered.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Share schemes
The Group’s Employee Share Ownership Trust (“ESOT”) is a separately administered trust, which is funded by loans from the Group. The shares held by the ESOT are stated at cost and accounted for as a deduction from shareholders funds in accordance with UITF 38.

2.	Segmental analysis

Turnover
Radianz has network operations in many countries throughout the world. For the purpose of segmental disclosure, turnover by origin is defined as the location where invoices are issued, while turnover by destination is defined as the location of the customer.

Turnover by origin
	2004			2003
	Total turnover	Inter-segment turnover	External turnover	Total turnover	Inter-segment turnover	External turnover
	$’000	$’000	$’000	$’000	$’000	$’000
Continuing operations
United Kingdom	397,619	(14,946)	382,673	371,242	(1,277)	369,965
United States	201,299	(111,787)	89,512	211,062	(115,076)	95,986
Rest of the world	131,344	(77,808)	53,536	123,861	(73,671)	50,190

	730,262	(204,541)	525,721	706,165	(190,024)	516,141

Discontinued operations
United Kingdom	9,200	—	9,200	15,896	—	15,896
United States	1,007	—	1,007	1,202	—	1,202
Rest of the world	—	—	—	—	—	—

	10,207	—	10,207	17,098	—	17,098

	740,469	(204,541)	535,928	723,263	(190,024)	533,239

Turnover by destination
	2004			2003
	Total turnover	Inter-segment turnover	External turnover	Total turnover	Inter-segment turnover	External turnover
	$’000	$’000	$’000	$’000	$’000	$’000
Continuing operations
United Kingdom	552,187	(189,595)	362,592	535,872	(188,747)	347,125
United States	105,854	(14,946)	90,908	111,332	(748)	110,584
Rest of the world	72,221	—	72,221	58,961	(529)	58,432

	730,262	(204,541)	525,721	706,165	(190,024)	516,141

Discontinued operations
United Kingdom	8,607	—	8,607	14,896	—	14,896
United States	1,007	—	1,007	1,202	—	1,202
Rest of the world	593	—	593	1,000	—	1,000

	10,207	—	10,207	17,098	—	17,098

	740,469	(204,541)	535,928	723,263	(190,024)	533,239

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Analysis of operating loss and net assets
	2004	2004	2003	2003
	(Loss)/gain on ordinary activities before tax	Net assets/ (liabilities)	(Loss)/gain on ordinary activities before tax	Net assets/ (liabilities)
	$’000	$’000	$’000	$’000
Operating (loss)/gain
Continuing operations
United Kingdom	(41,111)	28,368	(78,774)	85,072
United States	(2,636)	68,155	(22,348)	68,472
Rest of the world	3,991	2,157	5,953	(653)

	(39,756)	98,680	(95,169)	152,891

Operating (loss)/gain
Discontinued operations
United Kingdom	4,666	—	8,787	2,044
United States	403	—	584	428
Rest of the world	(849)	—	(1,256)	—

	4,220	—	8,115	2,472

Total operating loss	(35,536)	—	(87,054)	—

Exceptional gain
Discontinued operations
United Kingdom	28,219	—	—	—
United States	2,616	—	—	—
Rest of the world	—	—	—	—

	30,835	—	—	—

Net interest receivable/interest bearing assets	2,700	86,569	2,585	28,354

	(2,001)	185,249	(84,469)	183,717

Interest bearing assets consist of restricted cash and cash balances, which are held mainly within UK entities but have been shown separately above as they are used to fund Group operations.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.	Net operating costs
	2004	2003
	$’000	$’000

Staff costs (note 6)	135,654	113,901
Depreciation of tangible assets (note 11)	58,543	67,798
Impairment	—	15,345
Depreciation from related parties	7,018	7,458
Loss on disposal of fixed assets	130	146
Operating lease rentals – land & buildings (note 28)	11,370	11,324
Foreign currency translation – net loss/(gain)	3,440	(745)
Auditors’ remuneration
– Group audit fees	853	1,352
– Other services	395	940
Other operating costs	354,061	402,774

Total net operating costs	571,464	620,293

Cost by function:
Operations and communications costs	483,001	546,767
Sales and marketing expense	30,692	17,761
Administration expense	57,771	55,765

Total net operating costs	571,464	620,293

Costs in respect of auditors' remuneration and operating leases for the Company were borne by other Group companies.

Costs in respect of a provision for diminution in the value of investments of $nil (2003: $78.4 million) for the Company has been charged to the Company’s profit and loss account.

4.	Exceptional items

The profit on disposal arose on the sale of the Voice Services line of business, which was completed on 30 June 2004 and represents the difference between the book value of the assets disposed and the net sales proceeds. There is no tax charge as the chargeable gain is fully covered by tax losses of the period.

5.	Net interest receivable

	2004	2003
	$’000	$’000

Interest receivable from bank deposits	815	602
Discount on receivable from Equant	2,399	2,367

Total interest receivable	3,214	2,969

Interest payable on finance leases	(315)	(201)
Interest payable on bank loans and overdrafts	(199)	(183)

Total interest payable	(514)	(384)

Interest receivable and similar income – net	2,700	2,585

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

6.	Employees

The average number of employees during the year was as follows:

	2004	2003

Operations and engineering	606	609
Sales and marketing	96	76
Administration	179	237

Total	881	922

Staff costs incurred during the year in respect of these employees were:
	2004	2003
	$’000	$’000
Wages and salaries	118,295	99,137
Social security costs	10,926	9,303
Other pension costs (note 27)	6,433	5,461

Total	135,654	113,901

7.	Directors’ emoluments

Directors’ emoluments during the year were:

	2004	2003
	$’000	$’000
Directors:
Aggregate emoluments	1,092	675
Pension benefits under money purchase scheme	16	8
Highest paid director:
Aggregate emoluments	1,092	385
Pension benefits under money purchase scheme	16	8

Retirement benefits are accruing to one director under a money purchase pension scheme (2003: one director).

During the year ended 31 December 2004, one former director retained options over 1,567,830 shares granted under the Company stock option plan on 22 April 2002, 260,652 options granted on 22 July 2002 and 130,326 options granted on 21 October 2002.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8.	Taxation
	2004	2003
	$’000	$’000
UK corporation tax at 30%
Current tax on income for the year	—	—
Adjustments in respect of prior year	—	997

	—	997

US corporate income tax
Current tax on income for the year	250	81
Adjustments in respect of prior year	107	(69)

	357	12

Other overseas corporate income tax
Current tax on income for the year	321	859
Adjustments in respect of prior year	559	157

	880	1,016

Current tax charge for the year	1,237	2,025
Deferred taxation (note 19)	157	(461)

Total corporation tax charge	1,394	1,564

Factors affecting tax charge for the year
Loss on ordinary activities before tax	(2,001)	(84,469)

Tax credit thereon at 30%	(600)	(25,341)

Effects of:
Adjustments for foreign tax – taxable at different rates	127	(2,898)
Timing differences	5,526	14,933
Permanent differences	(2,113)	610
Tax losses carried forward	—	13,973
Utilisation of tax losses	(2,674)	(504)
Adjustments to tax charge in respect of previous periods	688	1,134
Minimum taxes	318	118
Other	(35)	—

Current tax charge for the year	1,237	2,025

The adjustments in respect of prior year adjustments in 2003 relate to tax losses arising in the year ended 31 December 2000, which were surrendered to a parent company for payment of $895,000. Subsequently, the recipient was unable to utilise these losses and therefore a payment of $997,000 was returned. The difference in payments results from the move in foreign exchange rates.

The Group has recognised deferred tax assets of $734,000 (2003 $nil) in note 19. Also, the Group has unrecognised deferred tax assets of approximately $71,411,000 (2003: $76,829,000), which have not been recognised since it is not certain that these assets will crystallise in the foreseeable future. These relate to the following:

	2004	2003
	$000	$000

Accelerated capital allowances	22,252	21,394
Tax losses carried forward	45,668	51,247
Other	3,491	4,188

Unprovided deferred tax	71,411	76,829

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

9.	Loss of holding company

Of the loss for the year, a loss of $866,000 (2003: $79,369,000) is dealt with in the profit and loss account of Radianz Limited. The Directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and have not presented a profit and loss account for the Company alone.

10.	Dividends
	2004	2003
	$’000	$’000

6.5% cumulative preference shares	10,270	10,270

The preference shares were issued by Radianz Americas Inc., a wholly owned US subsidiary of Radianz Limited, and are held by Reuters, the ultimate shareholders of Radianz Limited (note 20). Radianz Americas Inc. has appropriated through its profit and loss account preference share dividends for the year of $10.27 million on these 6.5% cumulative preference shares. However, in accordance with the provisions of Financial Reporting Standard No. 4, as Radianz Americas Inc. does not have sufficient distributable reserves in order to pay such preference share dividends, these dividends have been credited back within profit and loss account reserves (note 21).

11.	Tangible fixed assets

Group	Leasehold property	Leasehold improvements	Network equipment	Computer and office equipment	Total
	$’000	$’000	$’000	$’000	$’000

Cost
At 1 January 2004	33,559	6,244	319,959	12,017	371,779
Translation differences	—	105	7,725	190	8,020
Additions	—	626	23,756	1,299	25,681
Reclassification	38	637	(193)	(482)	—
Disposals	—	—	(33,727)	(19)	(33,746)

At 31 December 2004	33,597	7,612	317,520	13,005	371,734

Depreciation
At 1 January 2004	20,279	1,780	192,848	7,103	222,010
Translation differences	—	60	5,856	138	6,054
Charged in the year	2,147	959	52,949	2,488	58,543
Reclassification	(7)	7	57	(57)	—
Disposals	—	—	(29,339)	(19)	(29,358)

At 31 December 2004	22,419	2,806	222,371	9,653	257,249

Net book value
At 31 December 2004	11,178	4,806	95,149	3,352	114,485

At 31 December 2003	13,280	4,464	127,111	4,914	149,769

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Analysis of assets held under finance leases:

Group	Leasehold property	Leasehold improvements	Network equipment	Computer and office equipment	Total
	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2004	—	—	6,335	—	6,335
Additions	—	—	293	—	293

At 31 December 2004	—	—	6,628	—	6,628

Depreciation
At 1 January 2004	—	—	1,070	—	1,070
Charge in the year	—	—	2,004	—	2,004

At 31 December 2004	—	—	3,074	—	3,074

Net book value
At 31 December 2004	—	—	3,554	—	3,554

At 31 December 2003	—	—	5,265	—	5,265

The Company does not own any tangible fixed assets.

12.	Investments
Shares in subsidiary undertakings	Group	Company
	$’000	$’000

Cost
At 1 January 2004	—	494,194
Additions	—	148
Disposals	—	—

At 31 December 2004	—	494,342

Provision for diminution in value of investment
At 1 January 2004	—	301,753
Charged in the year	—	—

At 31 December 2004	—	301,753

Net book value
At 31 December 2004	—	192,589

At 31 December 2003	—	192,441

The additions represent further capital contributions to existing subsidiary companies

In 2004 no provision was made against the cost of shares in subsidiary undertakings (2003: $78.4 million). A list of subsidiary undertakings is given in note 33.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Interest in own shares	Restated
	Group	Company
	$’000	$’000
Cost
At 31 December 2003 as previously reported	238,261	—
Prior year adjustment in respect of UITF 38 (note 21)	(238,261)	—

At 31 December 2003 restated	—	—

Provision for diminution in value
At 31 December 2003 as previously reported	238,261	—
Prior year adjustment in respect of UITF 38 (note 21)	(238,261)	—

At 31 December 2003 restated	—	—

Net book value	—	—

At 31 December 2003	—	—

13.	Debtors
	Group		Company
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Amounts falling due within one year:
Trade debtors	8,375	11,549	—	—
Amounts owed by associated undertakings
– trading (note 31)	20,556	35,706	3	3
– loan (note 31)	43,589	9,456	—	—
Other debtors	7,691	13,548	—	—
Prepayments and accrued income	8,656	19,442	—	—

	88,867	89,701	3	3

Amounts falling due after one year:
Amounts owed by associated undertakings – loan (note 31)	—	41,793	—	—

	—	41,793	—	—

14.	Restricted cash
	Group		Company
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Restricted cash	19,031	19,259	5,703	5,259

Restricted cash represents certificates of deposit at banks which are held as collateral for cash management facilities provided to Group companies and security for certain of the Group’s third-party operating lease agreements and the related letters of guarantee. As a result, restricted cash is not available for general business purposes.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15.	Creditors: amounts falling due within one year
	Group		Company
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Trade creditors	13,010	19,221	—	—
Amounts owed to group undertakings	—	—	15,444	13,986
Amounts owed to associate undertakings (note 31)	15,286	35,247	—	—
Overseas taxation	510	1,298	—	—
Other taxation and social security	16,840	13,598	—	—
Other creditors	955	3,068	—	—
Accruals and deferred income	50,991	46,543	—	—
Obligations under finance leases (note 17)	2,145	1,879	—	—

	99,737	120,854	15,444	13,986

Amounts due to group undertakings and associate undertakings are unsecured and repayable on demand.

16.	Creditors: amounts falling due after one year
	Group		Company
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Obligations under finance leases (note 17)	1,675	3,503	—	—
Other creditors	814	110	—	—

	2,489	3,613	—	—

17.	Finance leases

The Group has entered into a number of finance leases with Equant for network equipment. The maturity profile of the financial liabilities excluding other creditors is as follows:

	Group		Company
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Within one year	2,145	1,879	—	—
Within two to five years	1,675	3,503	—	—
After five years	—	—	—	—

Total	3,820	5,382	—	—

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

18.	Pensions and similar obligations
Group	Employee related costs
$’000

At 1 January 2004	1,247
Currency translation adjustments	56
Utilised in the year	(1,666)
Charged to profit and loss account	2,520

At 31 December 2004	2,157

The $2,157,000 (2003: $1,247,000) provision for employee related costs primarily arises in respect of the pension cost for current employees in the USA and Italy. The Company has no provisions for pensions and similar obligations.

19.	Deferred taxation (assets)/liabilities

Where appropriate, deferred tax assets and liabilities are shown net for balance sheet presentation purposes.

Group	Deferred tax assets	Deferred tax liabilities	Deferred tax net
	$’000	$’000	$’000

At 1 January 2004	—	186	186
Currency translation adjustments	(22)	(32)	(54)
Utilised in the year	—	—	—
(Released)/charged to profit and loss account	(712)	869	157

At 31 December 2004	(734)	1,023	289

The net closing deferred tax balance has been analysed as

Deferred tax asset
Amounts falling due within one year	(181)	—	(181)
Amounts falling due after more than one year	(553)	—	(553)
Deferred tax liability (included in provisions for liabilities and charges)	—	1,023	1,023

At 31 December 2004	(734)	1,023	289

The Group has tax losses carried forward as at 31 December 2004 in a number of jurisdictions, and has recognised deferred tax assets of $734,000 (2003: $nil) in relation to some of these losses where it is considered that they will be utilised in the foreseeable future. Assets have been recognised only in jurisdictions where the intra group transfer pricing (which is on a cost plus basis for all costs except financing and foreign exchange) means that there is a very high probability that the respective entity will be profitable for all periods in the foreseeable future. The Group has assumed that taxable profits for future periods will be similar to current year taxable profits and treated tax losses as available to carry forward for the lesser period of 4 years or the statutory time limit for carrying forward tax losses.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

20.	Called up share capital
	Group		Company
	2004	2003	2004	2003
	$	$	$	$
Authorised
1,000 ordinary “A” shares of £1 each	1,470	1,470	1,470	1,470
35,000,000 ordinary “C” shares of £0.000005 each	257	257	257	257
15,800 6.5% cumulative preference shares of $1 each	15,800	15,800	—	—

	17,527	17,527	1,727	1,727

Allotted, called up and fully paid
	Group		Company
	2004	2003	2004	2003
	$	$	$	$

1,000 ordinary “A” shares of £1 each	1,470	1470	1,470	1,470
35,000,000 ordinary “C” shares of £0.000005 each	257	257	257	257
15,800 6.5% cumulative preference shares of $1 each	15,800	15,800	—	—

	17,527	17,527	1,727	1,727

The rights relating to each class of share in issue at 31 December 2004 are as follows:

(a)	The 49% of shares that were previously owned by Equant, were known as “B” shares. These have been renamed to “A” shares. All of the “A” shares have no rights to dividends other than those that may be recommended by Directors. In the event of winding up the Company they rank pari passu with the other classes of shares and they carry one vote per share.

(b)	The ordinary “C” shares have no rights to dividends other than those that may be recommended by Directors. In the event of winding up the Company they rank pari passu with the other classes of shares. They do not carry any voting rights, other than in resolutions on the variation of their rights.

(c)	The 6.5% preference shares were issued by Radianz Americas Inc, a wholly owned US subsidiary of Radianz Limited, and are held by Reuters, the ultimate shareholders of Radianz Limited. The 6.5% preference shares carry a fixed cumulative preferential dividend at the rate of 6.5% per annum, payable on 30 June. The shares have no redemption entitlement. On a winding up the holders have priority before all other classes of shares to receive payment of capital plus any arrears of dividend. Each preference share carries 0.275 votes. 75% approval of the preference shareholders is required for matters directly affecting the number and voting rights of the preference shares.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

21.	Reconciliation of movement in reserves
Group	Share premium account	Exchange difference reserve	Profit & loss account
	$’000	$’000	$’000

At 1 January 2004 (restated)	878,425	6,211	(700,937)
Retained loss for the financial year	—	—	(13,665)
Preference share appropriations for year ended 31 December 2004 (note 10)	—	—	10,270
Other gains and losses	—	4,927	—

At 31 December 2004	878,425	11,138	(704,332)

At 1 January 2004 the profit & loss account above reflects the prior year adjustment relating to UITF 38. There is no effect on the balances as the investment in own shares was fully written down in 2002.

Company	Share premium Account	Profit & loss account
	$’000	$’000

At 1 January 2004	725,761	(542,046)
Retained loss for the financial year (note 9)	—	(866)

At 31 December 2004	725,761	(542,912)

Investment in own shares

Investment in own shares represents the Group cost of 35,000,000 shares (nominal value £175) held by the Group’s ESOT. The Group established the ESOT to acquire shares in the Company for the benefit of employees and Directors of the Group. On 3 July 2000, the Company provided $192 million for this purpose by way of a loan. On the same date the ESOT subscribed at market value for 28,206,850 of the Company’s “C” ordinary shares. In March 2001 the Company issued a further 6,793,150 of the Company’s ordinary “C” shares to Reuters and Equant for $46.3 million in cash. The Company provided a loan to the ESOT in this amount which the ESOT used to purchase these ordinary “C” shares for issuance to employees. The option scheme does not allow employees or Directors to purchase shares at a discount to the market value at the date of grant of the options, therefore, no charge to the profit and loss account arises. The costs of funding and administering the scheme are charged to the profit and loss account of the Group in the period to which they relate.

The investment in own shares has been treated as a deduction from shareholders funds in accordance with the requirement of UITF 38.

During 2004, the Company issued 2.7 million options (2003: 4.7 million) at an exercise price of $1.82 (2003: $1.85). Additionally, 1.3 million options were cancelled during 2004 (2003: 7.4 million) due to employees who resigned or whose employment was terminated during the year.

A valuation of the Group is performed by a third party consultancy on a regular basis. As a result of a continuous decrease in the valuation of the Group, the receivable for shares held by the ESOT was written down to nil in 2002.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

22.	Reconciliation of movement in shareholders’ funds
	Group		Company
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Loss on ordinary activities after taxation	(3,395)	(86,033)	(866)	(79,369)
Accrued preference dividends payable (note 10)	(10,270)	(10,270)	—	—

Loss for the year	(13,665)	(96,303)	(866)	(79,369)
Other recognised gains and losses	4,927	6,664	—	—
Cumulative dividends not yet declared for year (note 10)	10,270	10,270	—	—

Opening shareholders’ funds	183,717	263,086	183,717	263,086

Closing shareholders’ funds	185,249	183,717	182,851	183,717

23.	Shareholders’ funds allocated to equity
	Group		Company
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Equity share capital	2	2	2	2
Share premium	725,761	725,761	725,761	725,761
Exchange difference reserve	11,138	6,211	—	—
Profit and loss account reserve	(704,332)	(700,937)	(542,912)	(542,046)
Cumulative dividends due to non-equity Shareholders (note 10)	(46,215)	(35,945)	—	—

Total equity shareholders’ funds	(13,646)	(4,908)	182,851	183,717

24.	Shareholders’ funds allocated to non-equity
	Group		Company
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

6.5% cumulative preference shares	16	16	—	—
Share premium	152,664	152,664	—	—
Cumulative dividend not paid	46,215	35,945	—	—

Total non-equity shareholders’ funds	198,895	188,625	—	—

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

25.	Reconciliation of operating loss to net cash outflow from operating activities

Group	2004	2003
	$’000	$’000

Operating loss	(35,536)	(87,054)
Depreciation charge	58,543	67,798
Impairment charge	—	15,345
Loss on sale of tangible fixed assets	130	146
Unwinding of the discount on related party loan	2,399	2,367
Decrease in debtors	42,573	123,349
Decrease in restricted cash	228	13,791
(Decrease)/ increase in trade creditors	(6,306)	7,611
Decrease in accruals, deferred income and other creditors	(14,476)	(136,553)
Increase/(decrease) in creditors falling due after more than one year	1,553	(572)

Net cash inflow from operating activities	49,108	6,228

Analysed as:
Continuing activities	45,434	(1,571)
Discontinued activities	3,674	7,799

Net cash inflow from operating activities	49,108	6,228

26.	Reconciliation of net cash flow to movement in net funds

Group	2004	2003
	$’000	$’000

Increase / (decrease) in cash in the year	55,951	(35,180)
Cash flow movement from lease financing	(1,855)	(953)
Currency translation adjustments	2,492	(382)
Net funds at 1 January	8,142	44,657

Net funds at 31 December	64,730	8,142

	Cash	Obligations under finance leasing	Net funds
	$’000	$’000	$’000

At 1 January 2004	9,095	(5,382)	3,713
New obligations under finance leases	—	(293)	(293)
Cash flow	55,951	1,855	57,806
Currency translation adjustments	2,492	—	2,492

At 31 December 2004	67,538	(3,820)	63,718

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

27.	Pensions

The pension charge, representing contributions paid in the year by the Group to various plans operated by Reuters, Equant and the Group itself to which the Group’s employees belong, amounted to $6.4 million (2003: $5.5 million). Approximately $2.3 million (2003: $1.5 million) of pension contributions were payable at the year end to the Group’s scheme in relation to US employees.

Group	Reuters	Equant	Radianz	Total
	$’000	$’000	$’000	$’000
2004
Defined contribution	2,847	—	2,480	5,327
Defined benefit	548	403	154	1,106

Total pension charge 2004	3,395	403	2,634	6,433

2003
Defined contribution	2,733	43	1,567	4,343
Defined benefit	729	369	20	1,118

Total pension charge 2003	3,462	412	1,587	5,461

New employees are eligible to join the defined contribution plans.

The Group has no significant exposure to any other post-retirement benefit obligations.

Defined contribution plans
Approximately 85% of Radianz employees are members of various Group, Reuters or Equant defined contribution schemes, the largest being:

	% of employees	Company contribution % of basic salary
Radianz 401k Pension Plan (US)	40%	6.0%
Reuters Retirement Plan (UK)	25%	7.0%
Reuters Pension Fund (UK)	10%	10.0%

The Group currently operates its own pension plans in three territories. The largest such plan is a voluntary 401 (k) savings plan for the Group’s employees in the United States, where the Group matches a percentage of each employee’s contributions up to US Internal revenue Service limits. Also, the Group makes annual ‘profit sharing 401k contributions’ up to 4% of annual compensation. In certain territories the Group contributes a fixed percentage of each employee’s salary to local schemes based on local requirements in that country.

Reuters operates 34 defined contribution plans of which Radianz staff are members. The Group does not have the ability to recover assets held by the plans, nor can it be required to make additional payments to the plans over and above the annual contributions referred to above. Custodial responsibility for the assets of the plans rests with two substantial independent UK investment managers.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Defined benefit plans
Approximately 12% of Radianz employees are members of various defined benefit schemes, mainly with Reuters, but including a few Equant or Radianz schemes.

The largest defined benefit plan in terms of number of Radianz members is the Reuters Switzerland scheme (3% employees) – other defined benefit plans comprise individually less than 2% of employees in each and consist of 10 Reuters plans and 1 Equant plan.

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

Management understand that the Group’s liability in respect of both Reuters and Equant Pension Funds is limited to paying regular employer contributions agreed annually with the Trustees and that it has no further liability in respect of funding pension deficits.

Reuters operates 33 defined benefit plans in total, full information on which is disclosed in the Reuters PLC Group Accounts note 23. Reuters value their 17 largest plans under SSAP 24 with annual review and the remainder are subject to regular valuations based on the accepted actuarial practices and standards within the country in which the plan is established. The largest plans are directly invested and others are invested in insurance contracts. The remainder are internally funded in accordance with local practice with provisions in the subsidiary undertakings to recognise the pension obligations. Reuters disclosed a net pension liability under FRS17 of £51 million in 2004.

Under the November 2004 Equant share sale agreement to Reuters, Reuters and Radianz liability on the Equant defined benefit fund is limited to paying regular employer contributions. There was a total deficit of $9.7 million (£4.4 million) on the last formal UK Equant scheme valuation as at 31 December 2001, which was updated at 31 December 2003 for accounting purposes giving a total deficit of $33.1 million (£18.6 million) – Radianz employees comprise less than 2% of Equant scheme members. Equant UK Plan benefits are primarily based on the employees’ compensation during the last three to five years before retirement and the number of years of service.

28.	Operating lease commitments

At 31 December 2004 and 2003 the Group had annual commitments under non-cancellable operating lease agreements, in respect of properties, expiring as follows:

	Group		Company
	2004	2003	2004	2003
	Land and buildings $’000	Land and buildings $’000	Land and buildings $’000	Land and buildings $’000
Annual commitments under non-cancellable operating leases expiring:
Within one year	897	90	—	—
Within two to five years	3,263	1,690	—	—
After five years	7,327	9,783	2,001	1,792

Total	11,487	11,563	2,001	1,792

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29.	Capital commitments
	Group		Company
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Contracts placed for future capital expenditure not provided in the financial statements	952	1,306	—	—

30.	Other commitments

Future minimum purchase commitments of the Group with telecommunication providers for various telecommunications, networking and voice services with contractual terms of more than one year as of 31 December 2004 are as follows:

Years ending 31 December	Minimum
Commitments
$’000

2005	49,757
2006	43,647
2007	15,100

Total future purchase commitments	108,504

During the year ended 31 December 2004, the Group incurred expenses of $69.3 million (2003: $80.0 million) for such services.

31.	Related party transactions

Related party transactions in the year are as follows:

Group	1 January 2004	Amounts invoiced	Amounts collected / paid	Reclassified	31 December 2004
	$’000	$’000	$’000	$’000	$’000
Amounts receivable
Reuters – trading	33,157	526,259	(538,860)	—	20,556
Equant – trading	2,549	(549)	(2,000)	—	—
Reuters loan	—	—	—	43,589	43,589
Equant loan	51,249	—	(7,660)	(43,589)	—

Total	86,955	525,710	(548,520)	—	64,145

Amounts payable
Reuters	25,201	122,168	(132,083)	—	15,286
Equant	10,046	42,634	(48,084)	(4,596)	—

Total	35,247	164,802	(180,167)	(4,596)	15,286

Due to Reuters purchasing Equant's 49% shareholding of Radianz on 16 November 2004, balances owed to Equant of $4,596,000 at 31 December 2004 are included in trade creditors and accruals. Under the terms of the sale agreement Equant assigned the Equant Loan to Reuters on that date. The balances owed by Equant were $nil at 31 December 2004.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Company	1 January 2004	Amounts invoiced	Amounts collected / paid	31 December 2004
	$’000	$’000	$’000	$’000
Amounts receivable
Reuters	3	—	—	3

Amounts payable
Reuters	—	—	—	—

Turnover from related parties relates primarily to the supply of network services.

Purchases from related parties relate to the provision of network operating services and other business support services.

The Group has extensive transactions and relationships with Reuters and Equant and their subsidiary companies, under the terms agreed in the Network Services Agreement with Reuters (NSA), and Shareholder Agreements relating to Radianz, Reuters and Equant.

On 16 November 2004, Reuters purchased the 49% shareholding owned by Equant. As a result the Shareholder Agreements were terminated.

Reuters has served notice of termination of the current NSA, to become effective on 1 July 2005. Following completion of the acquisition of Radianz by BT, it is intended that BT will become Reuters supplier of network services under a network services agreement with a term of eight and a half years.

The Group has taken advantage of the exemption under Financial Reporting Standard No. 8 “Related Party Disclosures” not to disclose transactions between wholly owned entities, which are eliminated on consolidation.

32.	Contingent liability

On 10 March 2005, Reuters and BT announced that an agreement for the sale of Radianz Limited by Reuters to BT had been signed. Completion of the acquisition is subject to final regulatory approvals and other customary completion conditions. If the acquisition is completed, payments to senior employees of the Group totalling $11 million are payable within six months of completion.

33.	Subsidiary undertakings

The principal subsidiary undertakings at 31 December 2004, all of which are included in the consolidated financial statements, are shown below.

A proportion of shares in Radianz France SAS, Radianz Italia Srl, Radianz Voice Services Limited and Radianz Hong Kong Limited are held by wholly owned subsidiaries of Radianz Limited. 3% of shares in Radianz Switzerland SA are held by Directors on Radianz Limited’s behalf.

Back to Contents

RADIANZ LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Name of undertaking	Country of incorporation	Description of shares / interest held	Proportion of nominal value of issued shares held	Principal activity

Radianz Global Limited	England	Ordinary £1 shares	100%	Trading
Radianz Global Network Operations Limited	Jersey	Ordinary £1 shares	100%	Inactive
Radianz Global Sales Limited	England	Ordinary £1 shares	100%	Inactive
Radianz US Inc	USA	Ordinary 1 cent shares	100%	Management
Radianz Americas Inc	USA	Ordinary 1 cent shares	100%	Trading
Radianz Australia Pty Limited	Australia	Ordinary AUD$1 shares	100%	Trading
Radianz GmbH	Austria	Sole ownership interest	100%	Trading
Radianz Italia Srl	Italy	Ordinary shares of EUR 1	100%	Trading
Radianz France SAS	France	Ordinary shares of FRF 50	100%	Trading
Radianz Germany GmbH	Germany	Sole ownership interest	100%	Trading
Radianz Hong Kong Limited	Hong Kong	Ordinary shares of HK$1	100%	Trading
Radianz Japan K.K.	Japan	Ordinary shares of 50,000 Yen	100%	Trading
Radianz Asia Pte Ltd	Singapore	Ordinary shares of S$1	100%	Trading
Radianz Switzerland SA	Switzerland	Ordinary shares of CHF 1,000	100%	Trading
Radianz Proton Limited	Cayman Islands	Ordinary shares of US $1	100%	Trading
Radianz Connect Services Limited	England	Ordinary shares of £1	100%	Trading
Radianz Portugal Lda	Portugal	Sole ownership interest	100%	Trading
Radianz Belgium Sprl	Belgium	Sole ownership interest	100%	Trading
RDZ Netherlands BV	Netherlands	Sole ownership interest	100%	Trading
Radianz Spain SL	Spain	Sole ownership interest	100%	Trading
Radianz Luxembourg Sarl	Luxembourg	Sole ownership interest	100%	Trading
RDZ Sweden AB	Sweden	Sole ownership interest	100%	Trading
Radianz US Holdings Inc	USA	Ordinary 1 cent shares	100%	Inactive
Radianz Canada Inc	Canada	Common share of CAN$1	100%	Inactive

34.	Ultimate holding company

The Company is a subsidiary of Reuters Group PLC, which is incorporated in England and Wales. Copies of the accounts of Reuters Group PLC are available on the internet at www.about.reuters.com. Prior to 16 November 2004 Radianz Limited was a joint venture between Reuters Group PLC and Equant Finance BV.

Back to Contents

EXHIBIT INDEX

1.1**	Memorandum and Articles of Association of Reuters Group PLC

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997)

4.1.1	Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.1.2**	Amendment No. 1, dated February 27, 2005, to Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.1.3	Registration and Repurchase Agreement dated 7 October 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.2	Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proholdco Limited (subsequently renamed Radianz Limited) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2000)

4.3	Network Services Agreement, dated 28 September 2001, between Reuters Limited and SAVVIS Communications Corporation, as amended (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by SAVVIS on 29 November 2001, Exhibit 10.57 to the Annual Report on Form 10-K filed by SAVVIS on 28 February 2003, Exhibits 10.1 and 10.2 to the Quarterly Report on Form 10-Q filed by SAVVIS on 12 August 2003, Exhibits 10.2 through 10.5 to the Quarterly Report on Form 10-Q filed by SAVVIS on 30 October 2003, and Exhibits 10.28 and 10.29 to the Annual Report on Form 10-K filed by SAVVIS on 24 February 2004)

4.3.1**	Letter Agreement between Reuters Limited and SAVVIS Communications Corporation, dated 22 October 2004, regarding settlement of certain credits and offsets under the Network Services Agreement

4.4*	Transitional Services Agreement (“TSA”) dated 2 June 2003 between Reuters Limited and Moneyline Telerate Holdings

Back to Contents

4.4.1**	Amendment No. 1 dated 8 June 2004 to TSA (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.4.2**	Amendment No. 2 dated 20 December 2004 to TSA (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.5*	Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

4.5.1*	Amended and Restated Note Agency Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank, N.A. (as Issue Agent and Principal Paying Agent) and Dexia Banque Internationale a Luxembourg S.A. (as Paying Agent)

4.5.2*	Dealer Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank International plc (as Arranger) and the various Dealers named therein

4.6*	Amended and Restated Programme Agreement dated 7 November 2003 among Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and the various Initial Dealers named therein relating to the November 2003 update of the £1,000,000,000 Euro Medium Term Note Programme

4.6.1*	Amended and Restated Trust Deed dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and Citicorp Trustee Company Limited (as Trustee)

4.6.2*	Amended and Restated Agency Agreement dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer), Citibank NA (as Agent), Citibank AG and BNP Paribas Luxembourg (as Paying Agents) and Citicorp Trustee Company Limited (as Trustee)

4.6.3*	Pricing Supplement dated 17 November 2003 relating to the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.4*	Form of Permanent Global Note in respect of the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.5*	Pricing Supplement dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.6*	Permanent Global Note dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

Back to Contents

4.7*	Syndicated Credit Facility Agreement, dated 25 April 2003, among Reuters Group PLC, HSBC Bank plc and J.P. Morgan plc, as arrangers, the financial institutions listed therein and HSBC Investment Bank Plc, as agent

4.8**	Acquisition Agreement dated 21 October 2004 among Equant Proton Holdings Limited, Equant N.V., Equant Inc., and Reuters Limited

4.9	Amended and Restated Agreement and Plan of Merger dated 24 February 2003 by and among Reuters Group PLC, Proton Acquisition Corporation and Multex.com, Inc. (incorporated by reference to the Tender Offer Statement on Schedule TO-T filed by Reuters Group PLC on 26 February 2003)

4.10.1*	Service Agreement of Thomas H. Glocer with Reuters Group PLC dated 10 February 2004

4.10.2*	Service Agreement of David Grigson with Reuters Group PLC dated 21 June 2001, as amended 3 March 2004

4.10.3*	Service Agreement of Devin Wenig with Reuters Group PLC dated 3 March 2004

4.10.4*	Service Agreement of Devin Wenig with Reuters America LLC dated 3 March 2004

4.10.5*	Engagement Letter of Niall FitzGerald with Reuters Group PLC dated 2 March 2004

4.10.6	Non-Executive Chairman Compensation Letter between Instinet Group Incorporated and Ian Strachan, dated January 1, 2003 (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Instinet Group on 28 March 2002)

4.11**	Rules of The Reuters Group PLC Long-Term Incentive Plan 1997

4.12*	Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

4.13**	Stock and Asset Purchase Agreement dated as of 20 December 2004 by and among Reuters Limited, Reuters S.A, Moneyline Telerate Holdings, Inc., the subsidaries of Moneyline Telerate Holdings named therein and One Equity Partners LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report.

12.1	Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

Back to Contents

12.2	Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1	Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

13.2	Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

15**	Consolidated Financial Statements and notes thereto for Radianz Limited for the fiscal year ended December 31, 2003

* Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 16 March 2004 by Reuters Group PLC with respect to the fiscal year ended 31 December 2003.

**Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 9 March 2005 by Reuters Group PLC with respect to the fiscal year ended 31 December 2004.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this amendment to its annual report on its behalf.

Date: 30 June 2005	Reuters Group PLC
(Registrant)

	By	/s/ David J Grigson

David J Grigson
Chief Financial Officer