Form 20-F/A
period 2004-12-31
REUTERS GROUP PLC   /ADR/
filed 2006-02-21
CIK 1056084

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

South Colonnade, Canary Wharf,
London E14 5EP, England
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

Item 17      Item 18

EXPLANATORY NOTE

This Form 20-F/A hereby amends Items 3, 15, 17 and 19 of Reuters Group PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2004, which was filed on 9 March 2005 (the Original Report), as amended by Amendment No. 1 on Form 20-F/A which was filed on 30 June 2005. This Form 20-F/A does not otherwise revise, update, amend or restate the information presented in the Original Report or reflect any events that have occurred after the Original Report was filed on 9 March 2005.

As described more fully in Item 15 of this Form 20-F/A under the heading “Background”, one of the Company’s employee benefit plans – the Reuters Pension Fund (RPF plan) – is a complex, hybrid pension fund, with both defined company and employee contributions, and defined employee benefits. The RPF has been in existence since 1893 and has been treated as a defined contribution plan since at least Reuters flotation (IPO) in 1984, under both UK GAAP and US GAAP. Under the rules of the pension fund, the Company is not able to access any surplus in the RPF. Although the Company and employees make defined contributions to the fund, the RPF does not provide for contributions to be made to individual plan participant accounts.

In 2005, management came to the conclusion that the Company’s historical accounting treatment under US GAAP for the RPF was not correct under SFAS 87. The purpose of this amendment (Form 20-F/A) is to restate the US GAAP financial information by treating the RPF as a defined benefit plan and applying SFAS 87.

Given the difficulty for the Company to determine the actuarial data necessary to adopt SFAS 87 as of its effective date, 1 January 1989, Reuters has adopted SFAS 87 for the purposes of the RPF as of 1 January 2000, the beginning of the five year period for which US GAAP data is included in this Form 20-F/A. The implementation date does not impact plan assets or plan liabilities. Management believes that this is a reasonable presentation.

As of 1 January 2000, plan assets exceeded the projected benefit obligation by £337 million. The average remaining service period was 16½ years of which 11 years would have elapsed since the date from which Reuters should have accounted for the plan as a defined benefit plan. Accordingly, at 1 January 2000, Reuters allocated £225 million of the difference to equity and £112 million is being amortized to the income statement over the remaining 5½ years. Subsequent years have been restated to reflect the net pension asset or liability on the balance sheet and to include the related charges or credits in the income statement.

The impact of the restatement in each of the years ended 31 December 2000, 2001, 2002 and 2003, is to increase reported net equity in accordance with US GAAP by 18%, 26%, 46% and 93% respectively. For the year ended 31 December 2004, reported net equity in accordance with US GAAP decreased by 8%. In each of the years 2000, 2001, 2002 and 2004, reported net income before taxes on income in accordance with US GAAP is increased by 8%, 19%, 3% and 1% respectively. In 2003, reported net loss before taxes on income in accordance with US GAAP is increased by 14%. It should be noted that, notwithstanding these mainly positive changes in reported US GAAP net equity and reported US GAAP net income arising from the application of defined benefit accounting under SFAS 87, the Company is not able to access any surplus in the relevant pension plan.

The impact of this restatement is further analysed on Page 74 within the Summary of Differences between UK and US GAAP and in Item 3, Selected Financial Data. Note 23 has been amended to set out the application of FRS17 to the RPF under UK GAAP.

Back to Contents

Item 3

Key Information

SELECTED FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA
The selected financial information set out below is derived, in part, from the consolidated financial statements. The selected data should be read in conjunction with the financial statements and the related notes, as well as the Operating and Financial Review.

The consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. For a summary of the material differences between UK and US GAAP and related information relevant to Reuters Group, see pages 74-80 of this report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 December

	Notes	Restated 2004[3]		Restated[3] 2003		Restated[3] 2002		Restated[3] 2001		Restated[3] 2000
	£m (except per share data)

Amounts in accordance with UK GAAP:
Revenue		2,885		3,235		3,593		3,885		3,592
Operating profit/(loss)		197		130		(142)		302		411
Profit/(loss) on ordinary activities before taxation		437		56		(344)		158		657
Profit/(loss) on ordinary activities after taxation		364		34		(367)		51		521
Basic earnings/(loss) per ordinary share		25.1	p	3.6	p	(18.3	p)	3.3	p	37.1	p
Diluted earnings/(loss) per ordinary share		24.5	p	3.5	p	(18.3	p)	3.2	p	36.5	p
Basic earnings/(loss) per ADS		150.5	p	21.5	p	(109.7	p)	19.7	p	222.8	p
Diluted earnings/(loss) per ADS		146.9	p	21.2	p	(109.7	p)	19.3	p	219.1	p
Dividends declared per ordinary share	1	10.0	p	10.0	p	11.1	p	11.1	p	17.8	p
Dividends declared per ADS:	1
Expressed in UK currency		60.0	p	60.0	p	66.7	p	66.7	p	106.7	p
Expressed in US currency	2	112.0	c	103.2	c	105.1	c	95.6	c	157.7	c
Weighted average number of ordinary shares (in millions)		1,400		1,396		1,395		1,404		1,404

Amounts in accordance with US GAAP:
Revenue		3,037		3,421		3,789		4,045		3,704
Operating profit/(loss)		399		(6)		(263)		255		515
Income/(loss) before taxes on income		569		(58)		(266)		247		709
Net income/(loss)		439		(28)		(105)		124		578
Basic earnings/(loss) per ordinary share		31.4	p	(2.0	p)	(7.5	p)	8.8	p	41.2	p
Diluted earnings/(loss) per ordinary share		30.6	p	(2.0	p)	(7.5	p)	8.6	p	40.5	p
Basic earnings/(loss) per ADS		188.2	p	(12.0	p)	(44.8	p)	52.6	p	246.9	p
Diluted earnings/(loss) per ADS		183.7	p	(12.0	p)	(44.8	p)	51.6	p	242.7	p
Dividends declared per ordinary share	1	10.0	p	10.0	p	11.1	p	18.0	p	16.3	p
Dividends declared per ADS:	1
Expressed in UK currency		60.0	p	60.0	p	66.7	p	108.0	p	97.7	p
Expressed in US currency	2	105.8	c	105.1	c	99.6	c	155.3	c	150.8	c
Weighted average number of ordinary shares (in millions)		1,400		1,396		1,395		1,404		1,404

Back to Contents

CONSOLIDATED BALANCE SHEET DATA
for the year ended 31 December

	Restated 2004[3]	Restated[3] 2003	Restated[3] 2002	Restated[3] 2001	Restated[3] 2000
	£m (except per share data)

Amounts in accordance with UK GAAP:
Total assets	2,459	2,869	3,456	4,538	3,870
Long-term debt and provisions for charges (excluding deferred tax)	561	663	572	526	394
Net assets	612	407	659	1,273	1,153
Shareholders’ equity	412	212	428	1,109	1,153
Share capital	359	358	358	358	357

Amounts in accordance with US GAAP:
Total assets	2,743	3,280	3,789	4,641	4,014
Long-term liabilities	597	499	474	514	408
Net assets	766	716	1,046	1,378	1,405
Shareholders’ equity	568	514	804	1,212	1,405

Notes

1.	Under UK GAAP, dividends declared are those declared in respect of the year for which selected financial data is presented. Under US GAAP dividends declared are those formally declared within each calendar twelve-month period. Dividends declared for 2000-2002 include UK tax credits. Dividends declared for 2003 and 2004 exclude UK tax credits. Amounts receivable could be higher for US shareholders who have elected to retain the benefits of the old US/UK tax treaty. For further information relating to dividends and the UK taxation of dividends see pages 85-86.

2.	Dividends expressed in US$ have been converted at the actual exchange rates used in the payment of dividends to US shareholders, except that the final dividend declared in respect of 2004, payable to US ADS holders on 5 May 2005, has been converted at the Noon Buying Rate on 4 March 2005 for convenience.

3.	The Group has restated its 2004, 2003, 2002, 2001 and 2000 US GAAP financial information for foreign exchange gains on cross currency interest rate swaps, the capitalisation of certain costs related to internal use software and the accounting for the Reuters Pension Fund as a defined benefit plan. For further explanation see ‘Summary of differences between UK and US generally accepted accounting principles (GAAP)’, on page 74. The impact of the restatements on the US GAAP financial information in 2004, 2003, 2002, 2001 and 2000 was to increase net income by £3million, £10million, £22million, £32million and £44million respectively, and to increase/(decrease) shareholders’ equity by £(51million), £269million, £276million, £253million and £219million respectively.

Back to Contents

Item 15

Controls and Procedures

THIS TEXT UPDATES THE PREVIOUS TEXT IN RESPECT OF ACCOUNTING ADJUSTMENTS IN THE STATEMENT OF DIRECTORS’S RESPONSIBILITIES ON PAGE 41 OF THE ANNUAL REPORT.

(a)	Restatements

During the preparation of the Original Report but prior to its filing, management identified two prior period US GAAP accounting adjustments, relating to a derivative instrument and capitalization of software costs, which together were considered material. The 2003 and 2002 UK to US GAAP reconciliations were restated accordingly in the Original Report. The impact of the restatements was to increase the Group’s reported income in accordance with US GAAP in each of 2003 and 2002.

In 2005, subsequent to the filing of the Original Report, management came to the conclusion that its historical accounting treatment under US GAAP for the RPF, treating the plan as a defined contribution plan, was not correct under SFAS 87 and that the RPF should be treated as a defined benefit plan. Management reported this conclusion to PricewaterhouseCoopers LLP, our independent registered public accounting firm, and to the Audit Committee of the Board of Directors. After initial discussions with the Audit Committee, management reviewed these matters in further detail and, after completing its analysis, recommended to the Audit Committee that previously reported US GAAP financial information be restated to correct the treatment of the RPF. The impact of this restatement is further analysed on Page 74 within the Summary of Differences between UK and US GAAP and in Item 3, Selected Financial Data.

(b)	Background to the RPF Restatement

The RPF is a complex, hybrid pension fund, with both defined company and employee contributions, and defined employee benefits. The RPF has been in existence since 1893 and has been treated as defined contribution since at least Reuters flotation (IPO) in 1984 (when the Company first became an SEC registrant), under both UK GAAP and US GAAP. Under the rules of the RPF, the Company is not able to access any surplus in the fund. Although the Company and employees make defined contributions to the fund, the RPF does not provide for contributions to be made to individual plan participant accounts.

Actuarial valuations have been prepared for the Trustees of the fund and have historically shown funding surpluses. However, the 2004 draft valuation, received in April 2005, indicated for the first time a prior service deficit at 31 December 2004. Reuters disclosed the 2004 draft valuation to the market in its Quarter 1 Trading Statement released on 20 April 2005. The Trading Statement was furnished to the SEC in a Form 6-K dated 25 April 2005.

Until October 2005, based on extensive consultations with external legal advisors, the Company’s management believed that the Company’s contributions to the RPF were fixed, and that the Company had no further legal or constructive obligation in respect of the RPF. This position was consistent with legal advice received and with communications with employees and the fund Trustees.

In October 2005, as a result of recent pension legislation changes in the United Kingdom, the existence of a deficit in the RPF for the first time and consequent discussions with the fund Trustees, the Company consulted with a leading Counsel to assist in determining the Company’s legal and constructive obligations relating to the RPF. Counsel’s advice highlighted areas that the Company had not previously appreciated and resulted in a different interpretation of the Company’s obligations in respect of the fund. In light of this new legal interpretation and also in connection with the Company’s first time adoption of IFRS, the Company re-examined its accounting treatment under UK GAAP, IFRS and US GAAP.

Back to Contents

Based on this in-depth analysis, as well as consultations with our actuaries and independent auditors, we concluded that the RPF should have been accounted for as a defined benefit plan under both IFRS and US GAAP. The Company stated in its Quarter 3 Trading Statement released on 27 October 2005 that it had concluded that it would now account for RPF as a defined benefit scheme, would record a balance sheet liability, net of tax, of approximately £110 million and was considering the appropriate dates and basis for recording this liability under applicable reporting frameworks. The Trading Statement was furnished to the SEC on a Form 6-K dated 28 October 2005.

(c)	Evaluation of Disclosure Controls and Procedures

In the Original Report, our CEO and CFO concluded that the need for the US GAAP restatements effected in that document constituted a significant control deficiency but not a material control weakness, based on the fact that control procedures had improved year on year leading to the identification and correction of the issues for the 2004 year end, prior to the filing of the Original Report. The CEO and CFO also concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level (within the meaning of the US federal securities laws) as at the end of 2004.

In connection with the restatement effected in this Form 20-F/A, under the direction of our CEO and CFO, the Company re-evaluated its disclosure controls and procedures as at the end of 2004.

On re-evaluation, our CEO and CFO took into account the fact that none of the restatements affect the Company’s primary UK GAAP results. However, in light of the need for the three US GAAP restatements, effected in this Form 20-F/A and in the Original Report, our CEO and CFO have identified a material weakness in the Company’s internal control over financial reporting with respect to US GAAP accounting. Solely as a result of this material weakness, our CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective as of 31 December 2004.

(d)	Remediation of Material Weakness in Internal Control

The Company is in the process of remediating the material weakness in its internal control over financial reporting with respect to US GAAP accounting. The remedial actions, which are continuing, include:

•	More comprehensive US GAAP training of head office finance staff supported by external advisors;

•	Operating a more tightly controlled process for our US GAAP reconciliation, which has involved moving away from the previous off-line spreadsheet reconciliation methodology to a more comprehensive systems-based methodology;

•	Reconciliation of the material differences between UK GAAP, US GAAP and IFRS, highlighting in particular, differences between IFRS and US GAAP as at 31 December 2004 and 31 December 2005; and

•	Improving documentation of US GAAP adjustments as at 31 December 2004 and 31 December 2005, as part of our preparation for Sarbanes-Oxley s404 compliance.

Back to Contents

Item 17

UNITED STATES OPINION

UNITED STATES OPINION
Report of Independent Registered Public Accounting Firm
In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss account, consolidated cash flow statement and statement of total recognised gains and losses present fairly, in all material respects, the financial position of the Reuters Group PLC and its subsidiaries at 31 December 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2004 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Summary of differences between UK and US Generally Accepted Accounting Principles, as restated, in the consolidated financial statements.

PricewaterhouseCoopers LLP
London
7 March 2005, except Note 23 and the “Summary of differences between UK and US generally accepted accounting principles”, as to which the date is 21 February 2006.

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

Defined contribution plans
Reuters Group operates 33 defined contribution plans covering approximately 57% of its employees, of which the largest plans are: the Reuters Retirement Plan and the Reuters 401K Pension Plans. The percentage of employees covered and the company contribution to these plans were:

	% of employees	Company contribution % of basic salary

Reuters Retirement Plan	16.1%	7.0%
Reuters 401K Pension Plans	24.8%	6.0%

Reuters Group PLC Annual Report and Form 20-F 2004	61

Back to Contents

NOTES ON THE CONSOLIDATED BALANCE SHEET
continued

23	PENSIONS AND SIMILAR OBLIGATIONS continued

Defined benefit plans
The Group also operates 34 defined benefit plans covering approximately 34% of employees. Individually, most of these plans are of a relatively minor nature. The 18 largest plans are valued under SSAP24 by independently qualified actuaries using the projected unit credit method. The SSAP24 provision is reviewed annually based on locally reported information, with the most recent review being at 1 January 2004. The smaller remaining plans are subject to regular valuations based on accepted actuarial practice and standards within the country in which the plan is established. The largest plans are directly invested and others are invested in insurance contracts. The remainder are internally funded in accordance with local practice, with provisions in the subsidiary undertakings to recognise the pension obligations.

Funding policy is set in accordance with local requirements.

The largest defined benefit plans are the Reuters Pension Fund, the UK Supplementary Pension Scheme (SPS) and those in Switzerland, Japan and Hong Kong. The charges in respect of these plans in 2004 were £9 million, £2 million, £3 million, £2 million and £1 million respectively (2003: £10 million, £2 million, £5 million, £3 million and £2 million respectively). Details of the SSAP24 valuation results in respect of these plans are given below:

	UK RPF	UK SPS	Switzerland	Japan	Hong Kong

Percentage of employees covered	10.3%	0.2%	4.2%	2.4%	1.0%
Assumptions:
Investment return: pre-retirement	6.9%	6.9%	4.5%	3.0%	7.0%
Investment return: post-retirement	5.4%	5.4%	4.5%	3.0%	7.0%
Salary growth	3.9%	3.9%	3.0%	3.0%	5.0%
Pension increases	2.4%	2.4%	1.5%	2.0%	–
Market value of assets (£m)	681	37	69	15	14
Present value of past service liabilities (£m)	595	44	68	21	13

Post-retirement medical benefits
In the US, the Group closed its post-retirement medical plan with effect from 1 July 2002. A total of 190 employees, retirees and covered spouses retain entitlement to post-retirement medical benefits which remain unfunded. The principal assumptions used in the most recent actuarial valuation undertaken at 1 January 2004 were a discount rate of 8% and that the growth in health care costs would decrease from 9% per annum in 2004 to 6% by 2007 and remain at 5% thereafter.

Movement on pension provisions and similar obligation

	2004	2003	2002
	£m	£m	£m

Opening balance	63	59	58
Profit and loss account (see note 2):
Defined contribution plans	19	25	35
Defined benefit plans	18	28	30
Post-retirement medical benefits	(3)	(3)	–

	34	50	65
Utilised in year	(48)	(46)	(64)

Closing balance	49	63	59

£40 million of the £49 million closing balance relates to schemes valued in accordance with SSAP24 (2003: £52 million, 2002: £47 million)

FRS 17: Fourth year transitional disclosures
Composition of the schemes
Full actuarial valuations were carried out at various dates between 1 January 2003 and 31 December 2004 and updated to 31 December 2004, where necessary, by independent qualified actuaries in accordance with FRS 17. The major assumptions used by the actuary at 31 December 2004 were:

			UK plans		Overseas plans		Post-retirement medical benefits

	2004	2003	2002	2004	2003	2002	2004	2003	2002

Discount rate	5.25%	5.50%	5.50%	3.63%	4.03%	4.10%	5.75%	6.25%	6.75%
Inflation assumption	2.75%	2.50%	2.25%	1.46%	1.44%	1.52%	2.00%	2.00%	2.00%
Rate of increase in salaries	4.00%	3.75%	4.00%	2.56%	2.55%	3.06%	–	–	–
Rate of increase in pensions in payment	2.75%	2.50%	2.25%	1.59%	1.42%	1.69%	–	–	–

The assets in the scheme and
expected return on assets were:

Expected rate of return on assets
Equities	8.25%	8.25%	8.25%	7.12%	7.23%	7.60%	–	–	–
Bonds	4.70%	5.10%	4.60%	3.04%	3.76%	3.86%	–	–	–
Property	6.50%	6.70%	6.60%	–	–	–	–	–	–
Cash	4.00%	3.75%	3.50%	2.18%	2.83%	2.65%	–	–	–
Other	–	–	–	4.95%	4.77%	5.25%	–	–	–

Market value (£m)
Equities	415	428	396	61	60	50	–	–	–
Bonds	289	233	173	47	43	40	–	–	–
Property	53	44	42	–	–	–	–	–	–
Cash	26	13	14	4	6	3	–	–	–
Other	–	–	–	12	7	4	–	–	–

62	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

23	PENSIONS AND SIMILAR OBLIGATIONS continued

The following amounts at 31 December were measured in accordance with the requirements of FRS17:

								Post-retirement medical benefits
			UK plans		Overseas plans							Total

	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total market value of assets	783	718	625	124	116	97	–	–	–	907	834	722
Present value of scheme liabilities	(977)	(722)	(703)	(158)	(140)	(132)	(3)	(5)	(6)	(1,138)	(867)	(841)

(Deficit)/surplus in the scheme	(194)	(4)	(78)	(34)	(24)	(35)	(3)	(5)	(6)	(231)	(33)	(119)
Irrecoverable surplus	–	(16)	–	–	–	–	–	–	–	–	(16)	–

(Deficit)/irrecoverable surplus	(194)	(20)	(78)	(34)	(24)	(35)	(3)	(5)	(6)	(231)	(49)	(119)
Related deferred tax asset	46	6	20	10	8	10	1	2	2	57	16	32

Net pension (liability)/asset	(148)	(14)	(58)	(24)	(16)	(25)	(2)	(3)	(4)	(174)	(33)	(87)

The assets and liabilities reported under UK plans cover the Reuters Pension Fund and a small UK scheme with 35 active members, together with unfunded early retirement and retirement benefit schemes, the liabilities of which are covered through book reserves.

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December would be as follows:

	Restated	Restated	Restated
	2004	2003	2002
	£m	£m	£m

Net assets per consolidated balance sheet	612	407	659
Net pension liability already recognised in net assets	27	30	24

Net assets before impact of FRS17	639	437	683
Net pension liability under FRS17	(174)	(33)	(87)

Net assets after impact of FRS17	465	404	596

Consolidated profit and loss account reserve	1,673	1,479	1,695
Net pension liability already recognised in profit and loss account reserve	27	30	24

Profit and loss account reserve before impact of FRS17	1,700	1,509	1,719
Net pension liability under FRS17	(174)	(33)	(87)

Profit and loss account reserve after impact of FRS17	1,526	1,476	1,632

Under the requirements of FRS17, the following amounts would have been recognised in the performance statements in the year to 31 December:

				2004				2003

	UK Plans	Overseas plans	Post retirement medical benefits	Total	UK Plans	Overseas plans	Post retirement medical benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Analysis of amount charged to operating profit
Current service cost	20	10	–	30	22	11	–	33
Past service cost	–	–	–	—	–	1	–	1
Curtailment gain	(3)	–	–	(3)	(3)	–	–	(3)

Total operating charge	17	10	–	27	19	12	–	31

Analysis of amount credited to other finance income
Expected return on pension scheme assets	52	6	–	58	44	6	–	50
Interest on pension scheme liabilities	(40)	(5)	–	(45)	(38)	(5)	–	(43)

Net return	12	1	–	13	6	1	–	7

Reuters Group PLC Annual Report and Form 20-F 2004	63

Back to Contents

NOTES ON THE CONSOLIDATED BALANCE SHEET
continued

23 PENSIONS AND SIMILAR OBLIGATIONS continued

Amounts that would have been recognised in performance statements under FRS17 (continued):

				2004				2003

	UK Plans	Overseas plans	Post retirement medical benefits	Total	UK Plans	Overseas plans	Post retirement medical benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Analysis of amount recognised in statement of total recognised gains and losses (STRGL)
Actual return less expected return on pension scheme assets	23	(1)	–	22	52	10	–	62
Experience (losses)/gains arising on the scheme liabilities	(85)	5	1	(79)	41	(2)	1	40
Changes in assumptions underlying the present value of the scheme liabilities	(121)	(14)	–	(135)	(19)	5	–	(14)

Actuarial (loss)/gain recognised in the STRGL	(183)	(10)	1	(192)	74	13	1	88

Movement in surplus/(deficit) during the year
Deficit in the scheme at beginning of the year	(4)	(24)	(5)	(33)	(78)	(35)	(6)	(119)
Movement in year:
Current service cost	(20)	(10)	–	(30)	(22)	(11)	–	(33)
Employer Contributions	14	10	1	25	13	10	–	23
Curtailments/settlements	3	–	–	3	3	–	–	3
Past service costs	–	–	–	–	–	(1)	–	(1)
Other finance income	12	1	–	13	6	1	–	7
Actuarial loss	(199)	(10)	1	(208)	74	13	1	88
Effect of currency translation	–	(1)	–	(1)	–	(1)	–	(1)

Deficit in scheme at end of year	(194)	(34)	(3)	(231)	(4)	(24)	(5)	(33)

History of experience gains and losses

				2004				2003

	UK Plans	Overseas plans	Post retirement medical benefits	Total	UK Plans	Overseas plans	Post retirement medical benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Difference between the expected and actual return on scheme assets:
Amount (£m)	23	(1)	–	22	52	10	–	62
Percentage of scheme assets at period end (%)	2.9%	0.8%	–	2.4%	7.2%	8.6%	–	7.4%

Experience gains and losses of scheme liabilities:
Amount (£m)	(85)	5	1	(79)	41	(2)	1	40
Percentage of the present value of the scheme liabilities at period end (%)	8.7%	3.2%	33.3%	6.9%	5.7%	1.4%	20.0%	4.6%

Total amount recognised in the STRGL:
Amount (£m)	(183)	(10)	1	(192)	74	13	1	88
Percentage of the present value of the scheme liabilities at period end (%)	18.7%	6.3%	33.3%	16.9%	10.2%	9.3%	20.0%	10.1%

				2002

	UK Plans	Overseas plans	Post retirement medical benefits	Total
History of experience gains and losses (continued)	£m	£m	£m	£m

Difference between the expected and actual return on scheme assets:
Amount (£m)	(155)	(17)	–	(172)
Percentage of scheme assets at period end (%)	24.8%	17.9%	–	23.8%

Experience gains and losses of scheme liabilities:
Amount (£m)	96	(9)	(3)	84
Percentage of the present value of the scheme liabilities at period end (%)	13.7%	5.4%	46.3%	10.0%

Total amount recognised in the STRGL:
Amount (£m)	(70)	(47)	(1)	(118)
Percentage of the present value of the scheme liabilities at period end (%)	10.0%	35.1%	27.9%	14.0%

The Reuters Pension Fund and two of the overseas plans are closed to new entrants, therefore under the projected unit credit method, the current service cost will increase as a percentage of payroll as members of the scheme approach retirement. The service cost for these schemes totals £20 million in 2004.

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

Under UK GAAP, computer software licenses acquired and other direct internal costs incurred for internal use software are expensed as incurred. The Group has reviewed its accounting for such items during the year and has concluded that the same treatment should not be applied under US GAAP, which requires capitalisation of certain internal use software costs. The Group has restated prior years to properly reflect the capitalisation and related amortisation of these costs under US GAAP.

In 2005, management came to the conclusion that the Company’s historical accounting treatment under US GAAP for the RPF was not correct under SFAS 87. Given the difficulty for the Company to determine the actuarial data necessary to adopt SFAS 87 as of its effective date, 1 January 1989, Reuters has adopted SFAS 87 for the purposes of the RPF as of 1 January 2000, the beginning of the five year period for which US GAAP data is included in this Form 20-F/A. The implementation date does not impact plan assets or plan liabilities. Management believes that this is a reasonable presentation.

As of 1 January 2000, plan assets exceeded the projected benefit obligation by £337 million. The average remaining service period was 16½ years of which 11 years would have elapsed since the date from which Reuters should have accounted for the plan as a defined benefit plan. Accordingly, at 1 January 2000, Reuters allocated £225 million of the difference to equity and £112 million is being amortized to the income statement over the remaining 5½ years. Subsequent years have been restated to reflect the net pension asset or liability on the balance sheet and to include the related charges or credits in the income statement.

The impact on the net income/(loss), basic and diluted earnings per ADS, and Shareholders’ Equity in accordance with US GAAP of these restatements is as follows:

	2004	2003	2002
Net income/(loss) in accordance with US GAAP	£m	£m	£m

Net income/(loss) in accordance with US GAAP as reported	436	(38)	(127)
Foreign exchange gain on derivative	–	18	–
Capitalisation of internal use software costs	–	4	22
Defined benefit accounting for Reuters Pension Fund	4	(7)	8
Tax effect of adjustments	(1)	(5)	(8)

Net income/( loss) in accordance with US GAAP as restated	439	(28)	(105)

	2004	2003	2002
Basic/diluted earnings per ADS before accounting change	pence	pence	pence

Basic earnings per ADS before accounting change as reported	186.9	(16.3)	(49.5)

Basic earnings per ADS before accounting change as restated	188.2	(12.0)	(39.9)

Diluted earnings per ADS before accounting change as reported	182.4	(16.3)	(49.5)

Diluted earnings per ADS before accounting change as restated	183.7	(12.0)	(39.9)

Basic/diluted earnings per ADS after accounting change

Basic earnings per ADS after accounting change as reported	186.9	(16.3)	(54.3)

Basic earnings per ADS after accounting change as restated	188.2	(12.0)	(44.8)

Diluted earnings per ADS after accounting change as reported	182.4	(16.3)	(54.3)

Diluted earnings per ADS after accounting change as restated	183.7	(12.0)	(44.8)

	2004	2003	2002
Shareholders' equity in accordance with US GAAP	£m	£m	£m

Shareholders' equity in accordance with US GAAP as reported	619	245	528
Foreign exchange gain on derivative	–	–	–
Capitalisation of internal use software costs	–	31	32
Defined benefit accounting for Reuters Pension Fund	(65)	318	325
Tax effect of adjustments	14	(80)	(81)

Shareholders' equity in accordance with US GAAP as restated	568	514	804

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

Reuters Group PLC Annual Report and Form 20-F 2004	77

Back to Contents

NOTES ON SUMMARY OF DIFFERENCES BETWEEN UK AND US
Generally Accepted Accounting Principles (GAAP) (continued)

36	ADJUSTMENTS TO NET INCOME

		Restated	Restated	Restated
		2004	2003	2002
		£m	£m	£m

Profit/(loss) attributable to ordinary shareholders		351	50	(255)
in accordance with UK GAAP
US GAAP adjustments:
a.	Revenue recognition	–	11	3
b.	Software	(7)	4	21
c.	Joint ventures and associates	(5)	24	18
d.	Gains on deemed disposal of subsidiary undertakings and associates	–	–	104
e.	Gain/loss on disposal of subsidiary undertakings	(24)	(2)	–
f.	Gain on disposal of associates	(25)	(1)	–
g.	Fixed asset investments	(19)	–	–
h.	Goodwill and other intangibles	45	52	(34)
j.	Employee costs	12	(39)	5
k.	Restructuring	105	(150)	—
l.	Derivative instruments	58	(15)	(28)
m.	Consolidation of subsidiary undertaking	(8)	—	—
n.	Sale and leaseback	(1)	—	—
o.	Interest	1	1	—
p.	Taxation	(53)	34	34
Minority interest in US GAAP adjustments		9	3	38

Income/(loss) before cumulative effect of change in accounting principle		439	(28)	(94)
Cumulative effect of change in accounting principle for FAS142		–	–	(13)
Minority interest effect of change in accounting principle		–	–	2

Net income/(loss) attributable to ordinary shareholders
in accordance with US GAAP		439	(28)	(105)

	Restated	Restated	Restated
	2004	2003	2002
	pence	pence	pence

Earnings and dividends
Before accounting change
Basic earnings per ADS in accordance with US GAAP	188.2	(12.0)	(39.9)
Diluted earnings per ADS in accordance with US GAAP	183.7	(12.0)	(39.9)
After accounting change
Basic earnings per ADS in accordance with US GAAP	188.2	(12.0)	(44.8)
Diluted earnings per ADS in accordance with US GAAP	183.7	(12.0)	(44.8)

Dividend paid per ADS (including UK tax credit for 2002)	60.0	60.0	66.7

Weighted average number of shares used in basic EPS calculation (millions)	1,400	1,396	1,395
Dilutive shares	34	18	0
Used in diluted EPS calculation	1,434	1,414	1,395

78	Reuters Group PLC Annual Report and Form 20-F 2004

Back to Contents

37	ADJUSTMENTS TO SHAREHOLDERS‘ EQUITY

		Restated	Restated	Restated
		2004	2003	2002
		£m	£m	£m

Capital employed before minority interest in accordance with UK GAAP		412	212	428
US GAAP adjustments:
a.	Revenue recognition	–	–	(11)
b.	Software	22	31	32
c.	Joint ventures and associates	(23)	(13)	(37)
g.	Fixed asset investments	5	20	19
h.	Goodwill and other intangibles	145	120	71
h.	Contingent consideration	–	24	29
i.	Current asset investments	84	–	–
j.	Employee costs	(103)	274	286
k.	Restructuring	(45)	(150)	–
l.	Derivative instruments	(8)	(47)	(14)
m.	Consolidation of subsidiary undertaking	(10)	–	–
n.	Sale and leaseback	(1)	–	–
p.	Taxation	2	(36)	(75)
q.	Dividends	86	86	86
Minority interest in US GAAP adjustments		2	(7)	(10)

Shareholders' Equity in accordance with US GAAP		568	514	804

38	STATEMENT OF OTHER COMPREHENSIVE INCOME

	Restated	Restated	Restated
	2004	2003	2002
	£m	£m	£m

Net income/(loss) in accordance with US GAAP	439	(28)	(105)
Other comprehensive income/(loss), net of tax:
Unrealised gains on certain fixed asset investments:
arising during the year	91	2	(21)
less amounts taken to net income, net of losses	(4)	–	3
Foreign currency translation differences	(52)	(136)	(94)
Adjustments to reflect minimum pension liability	(304)	4	(4)

Comprehensive income/(loss) in accordance with US GAAP	170	(158)	(221)

Reuters Group PLC Annual Report and Form 20-F 2004	79

Back to Contents

39	SUMMARISED BALANCE SHEET (US GAAP BASIS)

	Restated	Restated	Restated
	2004	2003	2002
	£m	£m	£m

Assets
Fixed tangible assets	479	823	1,012
Current assets	1,645	1,531	1,850
Other assets	135	400	406
Goodwill and other intangibles	484	526	521

Total assets	2,743	3,280	3,789

Liabilities and shareholders' equity
Current liabilities	1,339	1,985	2,167
Long-term liabilities	597	499	474
Deferred taxes	41	80	102
Minority interest	198	202	242
Shareholders' equity before deductions	779	759	1,057
Shares held by employee share ownership trusts	(211)	(245)	(253)

Total shareholders' equity	568	514	804

Total liabilities and shareholders' equity	2,743	3,280	3,789

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

Back to Contents

EXHIBIT INDEX

1.1**	Memorandum and Articles of Association of Reuters Group PLC

2.1	Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997)

4.1.1	Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.1.2**	Amendment No. 1, dated February 27, 2005, to Second Amended and Restated License, Maintenance and Distribution Agreement, dated October 1, 2003, between Reuters Limited and TIBCO Software Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.1.3	Registration and Repurchase Agreement dated 7 October 2003, between Reuters Limited and TIBCO Software Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 File No. 333-110304, filed by TIBCO on November 6, 2003, as amended)

4.2	Network Services Agreement, dated 22 May 2000, between Reuters Limited and Proholdco Limited (subsequently renamed Radianz Limited) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 2000)

4.3	Network Services Agreement, dated 28 September 2001, between Reuters Limited and SAVVIS Communications Corporation, as amended (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by SAVVIS on 29 November 2001, Exhibit 10.57 to the Annual Report on Form 10-K filed by SAVVIS on 28 February 2003, Exhibits 10.1 and 10.2 to the Quarterly Report on Form 10-Q filed by SAVVIS on 12 August 2003, Exhibits 10.2 through 10.5 to the Quarterly Report on Form 10-Q filed by SAVVIS on 30 October 2003, and Exhibits 10.28 and 10.29 to the Annual Report on Form 10-K filed by SAVVIS on 24 February 2004)

4.3.1**	Letter Agreement between Reuters Limited and SAVVIS Communications Corporation, dated 22 October 2004, regarding settlement of certain credits and offsets under the Network Services Agreement

4.4*	Transitional Services Agreement (“TSA”) dated 2 June 2003 between Reuters Limited and Moneyline Telerate Holdings

Back to Contents

4.4.1**	Amendment No. 1 dated 8 June 2004 to TSA (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.4.2**	Amendment No. 2 dated 20 December 2004 to TSA (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.5*	Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

4.5.1*	Amended and Restated Note Agency Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank, N.A. (as Issue Agent and Principal Paying Agent) and Dexia Banque Internationale a Luxembourg S.A. (as Paying Agent)

4.5.2*	Dealer Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank International plc (as Arranger) and the various Dealers named therein

4.6*	Amended and Restated Programme Agreement dated 7 November 2003 among Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and the various Initial Dealers named therein relating to the November 2003 update of the £1,000,000,000 Euro Medium Term Note Programme

4.6.1*	Amended and Restated Trust Deed dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and Citicorp Trustee Company Limited (as Trustee)

4.6.2*	Amended and Restated Agency Agreement dated 7 November 2003 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer), Citibank NA (as Agent), Citibank AG and BNP Paribas Luxembourg (as Paying Agents) and Citicorp Trustee Company Limited (as Trustee)

4.6.3*	Pricing Supplement dated 17 November 2003 relating to the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.4*	Form of Permanent Global Note in respect of the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.5*	Pricing Supplement dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.6*	Permanent Global Note dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

Back to Contents

4.7*	Syndicated Credit Facility Agreement, dated 25 April 2003, among Reuters Group PLC, HSBC Bank plc and J.P. Morgan plc, as arrangers, the financial institutions listed therein and HSBC Investment Bank Plc, as agent

4.8**	Acquisition Agreement dated 21 October 2004 among Equant Proton Holdings Limited, Equant N.V., Equant Inc., and Reuters Limited

4.9	Amended and Restated Agreement and Plan of Merger dated 24 February 2003 by and among Reuters Group PLC, Proton Acquisition Corporation and Multex.com, Inc. (incorporated by reference to the Tender Offer Statement on Schedule TO-T filed by Reuters Group PLC on 26 February 2003)

4.10.1*	Service Agreement of Thomas H. Glocer with Reuters Group PLC dated 10 February 2004

4.10.2*	Service Agreement of David Grigson with Reuters Group PLC dated 21 June 2001, as amended 3 March 2004

4.10.3*	Service Agreement of Devin Wenig with Reuters Group PLC dated 3 March 2004

4.10.4*	Service Agreement of Devin Wenig with Reuters America LLC dated 3 March 2004

4.10.5*	Engagement Letter of Niall FitzGerald with Reuters Group PLC dated 2 March 2004

4.10.6	Non-Executive Chairman Compensation Letter between Instinet Group Incorporated and Ian Strachan, dated January 1, 2003 (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Instinet Group on 28 March 2002)

4.11**	Rules of The Reuters Group PLC Long-Term Incentive Plan 1997

4.12*	Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

4.13**	Stock and Asset Purchase Agreement dated as of 20 December 2004 by and among Reuters Limited, Reuters S.A, Moneyline Telerate Holdings, Inc., the subsidaries of Moneyline Telerate Holdings named therein and One Equity Partners LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

8.1	See Note 32 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report.

10	Consent of Independent Registered Public Accounting Firm

12.1	Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

Back to Contents

12.2	Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1	Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

13.2	Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

15**	Consolidated Financial Statements and notes thereto for Radianz Limited for the fiscal year ended December 31, 2003

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

Date: 21 February 2006	Reuters Group PLC
(Registrant)

	By	/s/ David J Grigson

David J Grigson
Chief Financial Officer