Form 20-F
period 2005-12-31
REUTERS GROUP PLC   /ADR/
filed 2006-03-17
CIK 1056084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________

Commission file number 333-08354

Reuters Group PLC
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

England
(Jurisdiction of incorporation or organization)

The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, England
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

Ordinary Shares of 25p each	1,383,647,406
Founders Share of £1	1

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

Item 17                               Item 18

Back to Contents

Contents

01	Introduction
02	Financial highlights
03	Chairman’s statement
04	Chief Executive’s review
05	Selected financial highlights
07	Operating and Financial Review
31	Directors’ report
32	Directors and senior managers
34	Corporate governance and statement of directors’ responsibilities
39	Remuneration report
49	United States opinion
50	Consolidated income statement
50	Consolidated statement of recognised income and expense
51	Consolidated balance sheet
52	Consolidated cash flow statement

52	Group accounting policies
58	Notes to the financial statements
104	Summary of differences between IFRS (as adopted by the EU) and US GAAP
107	Notes on the summary of differences between IFRS and US GAAP
109	Eleven year consolidated financial summary
118	Information for shareholders
128	Cross-reference guide to Form 20-F
130	Glossary
131	Financial diary for 2006
131	Where to find us

Back to Contents

Introduction

Contents
This report comprises the annual report of Reuters Group PLC in accordance with the requirements of the United Kingdom and its annual report on Form 20-F in accordance with the requirements of the United States Securities and Exchange Commission (SEC) for 2005. A cross-reference guide setting out the information in this annual report that corresponds to the Form 20-F items is provided on pages 128 to 129.

Definitions of company
As used in this annual report ‘the Group’ and ‘Reuters’ refer to Reuters Group PLC and its subsidiary undertakings, including joint ventures and associates. ‘The company’ refers to Reuters Group PLC. Where relevant, Instinet Group Incorporated (Instinet Group) is treated as a discontinued operation as it was sold in December 2005.

International Financial Reporting Standards and UK GAAP
Prior to 2005, the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Principles (UK GAAP). For the year ended 31 December 2005, the Group is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS.

The 2004 comparatives have been restated as part of the first-time adoption requirements of IFRS. As allowed by SEC rules in relation to first-time adoption of IFRS, only one year of comparatives is reported in this annual report.

IFRS differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between IFRS and US GAAP relevant to the Group are explained on pages 104 to 108.

The accounts for the parent entity Reuters Group PLC (refer pages 112 to 117) continue to be prepared in accordance with UK GAAP.

Presentational currency
The consolidated financial statements of the Group included in this annual report are presented in pounds sterling (£). On 31 December 2005, the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (Noon Buying Rate) was $1.72 = £1; on 7 March 2006 the Noon Buying Rate was $1.74 = £1. Additional information on exchange rates between the pound sterling and the US dollar is provided, on page 122.

Forward-looking statements
Under US law, all statements other than statements of historical fact included in this annual report are, or may be deemed to be, forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under Section 18 ‘Risk Factors’ on pages 24 to 25 as well as elsewhere in this annual report. All written and oral forward-looking statements made on or after the date of this annual report and attributable to the Group are expressly qualified in their entirety by such factors.

Trademarks
Reuters, the sphere logo and Reuters product names referred to in the report are trade marks or registered trade marks of the Group around the world. Other trade marks of third parties are used in this report for the purpose of identification only.

Reuters Group PLC Annual Report and Form 20-F 2005	01

Back to Contents

Financial highlights[1]

First year of revenue growth (up 3%) since 2001
Our 2005 revenue was £2,409 million, a 3% increase over 2004. 2005 was the first full year of revenue growth since 2001, mainly driven by growth in recurring revenues, as a result of acquisitions made during the year.

Recurring revenue2 of £2,242 million (up 4%) was driven by the acquisition of Moneyline Telerate (Telerate) and price increases.

Usage revenue2 of £97 million (up 13%) reflected a good performance in transaction services and higher reuters.com advertising revenue.

Outright revenue2 was £70 million (down 22%) with the fall principally explained by our continued withdrawal from technology consulting.

Operating profit up £13 million, trading profit1 up £8 million
Operating profit was £207 million in 2005, up £13 million on the previous year, principally explained by an increase in trading profit.

Trading profit of £334 million (trading margin 14%) was up £8 million over 2004. A strong revenue performance combined with continuing tight cost control was sufficient to fund our Core Plus transformation and growth investments of £41 million and a £7 million charge relating to an accounting change in the Reuters Pension Fund (RPF), to a defined benefit plan.

Within trading profit, the three year Fast Forward restructuring programme delivered additional savings of £126 million, bringing the cumulative total from the programme to £360 million.

Profit for the year up £107 million
Our 2005 profit was £482 million, an increase of £107 million over the previous year, principally explained by the increase in profit from discontinued operations and profit on asset sales.

Profit from discontinued operations, which is where Instinet Group is reported as the disposal of a major business line, was £253 million. This largely represents profit realised from our disposal of Instinet Group (£191 million) and profit from Instinet Group in the eleven months prior to its sale (£68 million).

Profit from other asset disposals totalled £38 million, largely from further sales of our remaining stake in Tibco Software Inc. (TSI).

EPS up 6.6p to 32.6p and adjusted EPS1 up 2.0p to 13.8p
EPS was 32.6p in 2005, up 6.6p from the previous year, mainly due to the increase in profit for the year.

Adjusted EPS was 13.8p in 2005, up 2.0p from the previous year, reflecting stronger trading profit and a reduction in the number of shares in circulation due to the share buyback programme.

Dividend of 10p per share
A final dividend of 6.15p is proposed, which will bring the total dividend to 10p per share, the same level as the previous year.

Net assets stand at £570 million
Net assets stand at £570 million, the same level as at 31 December 2004. The profit for the year was offset by the return of equity to shareholders and the removal of minority interest equity, due to the sale of Instinet Group.

Net funds1 were £253 million, down £73 million from the previous year.

During 2005, £363 million of cash was returned to shareholders via dividend payments and as a result of the share buyback programme to return £1 billion to shareholders by July 2007.

Notes:

1	A number of measures are ‘non-GAAP’ figures, which are business performance measures used to manage the business, and which supplement the IFRS-based headline numbers. These include ‘trading profit’, ‘adjusted EPS’ and ‘net debt/net funds’. The rationale for using non-GAAP indicators and their reconciliation to the most directly comparable IFRS indicator is provided in sections 19 and 20 on pages 25 to 30.

2	See note 2 of the Financial Statements on page 59 for definitions of the terms ‘recurring’, ‘usage’ and ‘outright’ revenue.

02	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Chairman’s statement

I am greatly encouraged by what
I have seen and heard – a business
regaining its confidence, and that
of its customers, and well placed
to enter a new phase of growth.

In my first full year as Chairman, I have had the opportunity to travel around the Reuters world, meeting many of our people and customers. I am greatly encouraged by what I have seen and heard – a business regaining its confidence, and that of its customers, and well placed to enter a new phase of growth. I am humbled by the courage and conviction shown by our people, particularly our journalists who continue to operate in areas where the threat of violence and arbitrary detention is the norm. In 2005, we mourned the deaths of Waleed Khaled, who was shot and killed in Iraq, and Rashid Khaled who died there too following a car crash in Basra. We remain intensely troubled by the difficult circumstances of journalists in war zones and continue to press for a better model of engagement between the media and the military.

I am privileged to lead a world-class Board, which encompasses a broad range of backgrounds and experiences. I am a passionate believer in the power of diversity to enhance decision making. The unique outlook each Board member brings is undoubtedly the Board’s greatest asset. As a Board, we have worked hard to develop a healthy relationship with management, characterised by constructive challenge and support. Tom Glocer is an exceptional Chief Executive.

The Board and management have worked together to define a coherent strategic framework. The resulting strategy for growth builds on our core strengths in content and transaction services and addresses our customers’ critical needs. We must also continue to transform our core business, by pursuing greater efficiency and simplicity in everything we do.

In a world where trust is scarce, the Reuters brand, which has trust at its heart, resonates deeply. It is our challenge to grow the company to fill the space occupied by the brand. Reuters is unique in that it is governed by the Reuters Trust Principles, which commit us to act with integrity, independence and without bias. These principles are not restricted to the collection and dissemination of the news. They inform every decision we make, whether it concerns our customers, suppliers, staff or the communities in which we operate. A responsible approach to business is not optional. Without responsibility there is no sustainability.

For over 150 years, Reuters has been relentless in the pursuit of truth. We have built one of the world’s great brands. Now I am confident that we are on course to enjoy a new phase of growth.

Niall FitzGerald, KBE Chairman

Reuters Group PLC Annual Report and Form 20-F 2005	03

Back to Contents

Chief Executive’s review

We’ve completed the ‘Fix it’ stage of
our strategy, putting our core business
back on track. Reuters is now more
competitive, simpler, more customer-
focused and more efficient.

What was the highlight for you in 2005?
The key thing for me is that we went from four years of losing revenue to revenue growth – that’s really important for our shareholders and for our employees as well.

Fast Forward has just completed. Did it achieve its objectives?
Our Fast Forward transformation plan has achieved its objectives in full. The £440 million in cost savings being delivered in 2006 has turned Reuters from loss-making to profit, and we have significantly enhanced our product line, putting out a slew of great products at year-end. We also improved customer service and built a solid platform for growth.

Last July the company launched the Core Plus growth initiatives which you said would strengthen the core business and accelerate revenue growth. It’s very early, but is that working as you had hoped?
Yes, there are really good early signs of success in Core Plus. There are four initiatives: electronic trading, high-value content, a new approach to enterprise-wide sales and new markets. And for each one, we have an important milestone or set of milestones we can point to, to show that we’re on track to deliver additional growth at Reuters.

How do you think our customers are responding to those changes?
I judge the customer response in a number of ways:

First, is it coming through in revenues and in sales? The answer is yes, we’ve seen increases in these lines.

Second, by how they tell Reuters they are feeling – we have a formal customer satisfaction survey that goes to about 12,000 users and that’s shown steady improvement.

And finally, the thing I really like is, I just go out and spend time with customers. I walk around the trading desks, I talk to our customers, and they tell me they can see the difference at Reuters.

And what about the product offering at Reuters?
We seek to provide a sensible range of products. We believe that customers don’t just want a single box at a single price. That said, Reuters had gotten far too complex, with 1,300 products in the product line in 2001. What we’ve done is rationalise it, reduced the number of products and platforms, and then put fit-for-purpose products out to meet different customer needs.

This review is taken from a video interview with Tom Glocer which can be seen at www.about.reuters.com/investors.

We’re returning cash to the market via a share buyback. Why was that method chosen above others?
It’s a tax-efficient strategy and it also allows us to retire shares while putting out cash, thereby raising the earnings per share for everybody who remains a shareholder. The Reuters Board looked at a number of alternatives and we thought this was the best method, reflecting our capital needs, the needs of our shareholders, and the market value of Reuters shares.

Looking to 2006, what do you see lying ahead for the company?
I’m very excited about 2006. The key drivers for us will be to deliver on our Core Plus investments, to accelerate our revenue growth, to continue to really focus on customer service and to maintain the good cost control that we’ve had throughout the last few years.

What are your ambitions for the Media business?
Reuters has operated a successful wholesale media agency for over 150 years, and we believe we can grow a direct-to-consumer media business alongside it. Our content and our brand form a compelling offer to individuals in search of an independent, unbiased view of world events.

Why are electronic trading systems so important to Reuters?
Reuters pioneered electronic trading with the launch of our first Reuters Monitor Dealing System back in 1981. Since then, we have had a track record of continuous innovation in this area, right up to the launch in 2005 of Reuters Trading for Fixed Income and Reuters Trading for Foreign Exchange. We see trading moving increasingly to electronic platforms, so we are investing heavily in this area as part of our Core Plus strategy.

How is Reuters culture changing?
There are many wonderful aspects of the Reuters culture that underpin much of the company’s enduring value. However, during Fast Forward it has been important to introduce a leaner, more performance-driven aspect to our culture. Corporate cultures do not change overnight, but I am pleased with the progress we have made to date and confident we can continue to blend these two aspects of our culture.

Tom Glocer CEO

04	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Selected financial highlights

The selected financial information set out below is derived from the consolidated financial statements. The selected financial data should be read in conjunction with the financial statements and related notes (pages 50 to 108), as well as the Operating and Financial Review on pages 7 to 30.

The consolidated financial statements are prepared in accordance with IFRS, which differs in certain respects from US GAAP. For a summary of the material differences between IFRS and US GAAP and related information relevant to the Group, see pages 104 to 108.

Consolidated income statement data
for the year ended 31 December

£m (except per share data)	Notes	2005	2004

Amounts in accordance with IFRS

Continuing activities:

Revenue		2,409	2,339

Operating profit		207	194

Profit before taxation		238	396

Profit after taxation		229	356

Profit from discontinued activities		253	19

Profit for the year		482	375

Basic earnings per ordinary share		32.6p	26.0p

Basic earnings per ordinary share – continuing		16.3p	25.4p

Diluted earnings per ordinary share		31.7p	25.4p

Diluted earnings per ordinary share – continuing		15.9p	24.8p

Basic earnings per ADS	1	195.8p	156.1p

Basic earnings per ADS – continuing		97.8p	152.7p

Diluted earnings per ADS	1	190.3p	152.2p

Diluted earnings per ADS – continuing		95.4p	148.8p

Dividends declared per ordinary share	2	10.0p	10.0p

Dividends declared per ADS:	2

Expressed in UK currency		60.0p	60.0p

Expressed in US currency		111.4c	105.8c

Weighted average number of ordinary shares (in millions)		1,396	1,400

			Reclassified	[3]	Reclassified	[3]	Reclassified	[3]	Reclassified	[3]
£m (except per share data)	Notes	2005	2004		2003		2002		2001

Amounts in accordance with US GAAP

Continuing activities:

Revenue		2,503	2,370		2,669		2,955		3,017

Income/(loss) before taxes on income		207	501		(8)		198		83

Income after taxes on income		211	395		23		168		29

Income/(loss) after taxes (including minority interest) from discontinued activities		185	44		(51)		(273)		95

Net income/(loss)		396	439		(28)		(105)		124

Basic earnings/(loss) per ordinary share		28.4p	31.4p		(2.0p	)	(7.5p	)	8.8p

Basic earnings per ordinary share – continuing		15.1p	28.1p		1.6p		12.0p		2.1p

Diluted earnings/(loss) per ordinary share		27.6p	30.5p		(2.0p	)	(7.5p	)	8.6p

Diluted earnings per ordinary share – continuing		14.7p	27.4p		1.6p		12.0p		2.0p

Basic earnings/(loss) per ADS	1	170.2p	188.2p		(12.0p	)	(44.8p	)	52.6p

Basic earnings per ADS – continuing		90.8p	168.5p		9.8p		72.1p		12.4p

Diluted earnings/(loss) per ADS	1	165.4p	183.2p		(12.0p	)	(44.8p	)	51.6p

Diluted earnings per ADS – continuing		88.2p	164.3p		9.7p		72.1p		12.1p

Dividends declared per ordinary share	2	10.0p	10.0p		10.0p		11.1p		18.0p

Dividends declared per ADS:	2

Expressed in UK currency		60.0p	60.0p		60.0p		66.7p		108.0p

Expressed in US currency		111.4c	105.8c		105.1c		99.6c		155.3c

Weighted average number of ordinary shares (in millions)		1,396	1,400		1,396		1,395		1,404

Reuters Group PLC Annual Report and Form 20-F 2005	05

Back to Contents

Selected financial highlights continued

Consolidated balance sheet data
at 31 December

£m	2005	2004

Amounts in accordance with IFRS

Total assets	2,137	2,580

Non-current liabilities (excluding deferred tax)	763	669

Net assets	570	570

Shareholders’ equity (attributable to the parent)	570	371

Share capital	467	455

£m	2005	2004	2003	2002	2001

Amounts in accordance with US GAAP

Total assets	2,326	2,743	3,280	3,789	4,641

Long-term liabilities (excluding deferred tax)	696	597	499	474	514

Shareholders’ equity	705	568	514	804	1,212

Notes:
1	Each ADS (American Depositary Share) represents six ordinary shares.

2	Dividends declared for 2001–2002 include UK tax credits. Dividends declared for 2003–2005 exclude UK tax credits. Amounts receivable could be higher for US shareholders who have elected to retain benefits of the old US/UK tax treaty. For further information relating to dividends and the UK taxation of dividends see pages 122 to 123.

3	With the sale of Instinet Group and Bridge Trading Company, the US GAAP numbers have been reclassified to separate the operating results into continuing and discontinuing income/(loss) for the year.

06	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Operating and Financial Review

	Company information (sections 01-09)		Financial review (sections 10-11)		Supporting financial information (sections 12-20)

•	The markets we serve	•	Group financial performance	•	Treasury policies and risk management
•	Strategy, Brand, People	•	Divisional performance	•	Critical accounting policies, risk factors
•	Corporate responsibility, Reuters in the community, Environmental impact and Government regulation			•	Non-GAAP measures, reconciliations

Company information
 01 Overview
Reuters is the world’s largest electronic publisher of news and financial data, operating in 128 countries. Daily, almost 350,000 financial professionals across the globe use market data and in-depth news on financial and commodities markets from Reuters, and one billion consumers see and hear news from Reuters in the world’s media. Our trusted information drives decision-making around the world, based on our reputation for speed, accuracy and independence.

We provide tools to enable traders to perform fast and accurate analysis of financial data and to manage trading risk. Our electronic trading services connect financial communities, helping them to gain access to the best prices and to trade efficiently and cost-effectively. We offer systems to help our customers manage trade processing, financial content and internal business processes more effectively throughout their organisations.

Until December 2005, we owned a 62% stake in Instinet Group, a global electronic agency securities broker which operated two major businesses: Instinet, an institutional broker, and INET, an electronic marketplace. On 8 December 2005 we disposed of our entire interest when Instinet Group was acquired by the NASDAQ Stock Market Inc (NASDAQ) for cash. As a result of this transaction, we received cash proceeds of $1.1 billion (£630 million), which includes the dividend received from Instinet Group prior to disposal, less disposal costs. We intend to return the sale proceeds to shareholders as part of the two-year £1 billion share buyback programme announced in July 2005.

02 The markets we serve
Financial markets
More than 90% of our revenue comes from serving the wholesale financial services industry, which includes investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders.

We and our customers are affected by global economic trends and by developments in the financial services markets. In this section, we provide a high-level macro-economic overview of 2005 as the backdrop to our performance during the year and to highlight the factors we have taken into account in the development of our strategy.

The global economy in 2005
The global economy was robust in 2005, although soaring energy prices and inflationary pressure contributed to a reduction in global Gross Domestic Product (GDP) growth from 5.1% in 2004 to an estimated 4.3% in 20051. The US and Asia, excluding Japan, remained the major growth engines of the world economy, with China growing at an estimated 9%1. Japan continued its gradual but sustained

Notes:

1	World Economic Outlook, September 2005, International Monetary Fund. 2005 figures are projections.

2	Price return in local currency. Equivalent in US$ is 8.7%.

recovery in 2005, growing by an estimated 2%. The Euro zone economy struggled to gain momentum in 2005, up an estimated 1.2% compared to 2% in the previous year. UK GDP growth fell to an estimated 1.9% in 2005 from 3.2% in 2004.

Financial services industry performance in 2005
Overall, the financial services industry performed well in 2005 in terms of both revenue and profit growth, with the Morgan Stanley Capital International World Financials index gaining 15.5% over the period2.

Trading was a major source of profit for investment banks in 2005. Fixed income trading revenue remained strong despite increasing interest rates, and equity trading revenue continued on an upward trend as benchmark European and Asian stock indices surged. Foreign exchange (FX) trading volumes continued to grow, driven by increasing buy-side activity.

Prime brokerage revenue, which includes securities lending, margin and other services provided by banks to the hedge fund industry, grew by an estimated 28% in 2005. Mergers and acquisitions (M&A) advisory also generated strong results for banks, with global M&A volume growing by 38% to reach $2.9 trillion of announced deals3. Derivatives and commodities markets continued to grow, with the notional amount outstanding of credit default swaps seeing a 48% increase in the first half of 20054.

According to the Securities Industry Association, US securities industry employment grew by 3% in 2005, and had recovered 59% of the jobs lost in the 2001–2003 downturn by the end of the year5. Headcount in the UK financial sector also grew by 3% in 2005, according to the Centre for Economics and Business Research. However, much of this growth has been in off-trading floor areas such as compliance, and some banks are reported to have reduced their equity trading staff as they shift a greater proportion of their execution services to direct market access and algorithmic trading.

3	Dealogic, preliminary data.

4	2005 Mid-Year Market Survey, International Swaps and Derivatives Association.

5	Securities Industry Association (SIA). November and December figures are preliminary.

Reuters Group PLC Annual Report and Form 20-F 2005	07

Back to Contents

Operating and Financial Review continued

Our challenge at Reuters is to ensure that we continue to respond to fundamental structural changes in our markets and the resulting changing requirements of our customers. By aligning our business to customer needs, we are better positioned to shift our focus towards the higher-growth areas of the financial markets.

Structural change
The financial services industry continued to undergo rapid structural change in 2005, particularly with the continued growth in electronic and automated trading. Program trading, computer-driven automatically-executed securities trades involving a basket of stocks, accounted for an average 58% of total trading volume on the New York Stock Exchange (NYSE) during the final quarter of 2005, compared to 53% over the same period in 20046. Algorithmic trading, trading systems that use advanced mathematical models to make transaction decisions in the financial markets, is also being more widely used as both buy-side and sell-side trading operations drive for greater efficiency and search for trading patterns that they can exploit.

On the regulatory front, we saw initiatives aimed at improving transparency and ensuring ‘best execution’ of client orders. In Europe, the financial services industry is preparing for the introduction of the Markets in Financial Instruments Directive (MiFID), which is due to be implemented in all EU member states in 2007. The directive increases the regulatory obligations of many market participants and is intended to harmonise regulation across the EU.

In the US, the SEC adopted the Regulation National Market System (Reg NMS) in April 2005. The new regulation prompted several major changes to the US exchange landscape, with NASDAQ acquiring Instinet Group and the NYSE acquiring the Archipelago Exchange and announcing it would combine its physical trading floor and an automated platform into a hybrid market. In a response to the increased consolidation among US exchanges, a group of five banks and a hedge fund acquired 45% of the Philadelphia Stock Exchange.

New markets and alternative asset classes
Hedge funds continue to grow, although at a slower rate. The growth rate of net capital inflow into the hedge fund industry has come down from 19% in 2004 to 4% in 2005. At the end of 2005, we estimate the size of the hedge fund industry to be approximately $1.1 trillion.

We saw further interest in investing in emerging markets in 2005. For example, despite structural challenges and restrictions on foreign investments, major Western banks acquired significant stakes in a number of Chinese banks.

Demand for alternative asset classes such as structured financial products, property derivatives, and emission credits continued to increase in 2005. With booming property markets in many parts of the world, institutional investors increased their exposure to the property sector and property indices saw strong returns. Emission credits received much attention as an emerging alternative asset class with the launch of the EU’s Emissions Trading Scheme on 1 January 2005.

Media markets
The news media industry continued to show a mixed performance in 2005. News media companies’ revenue and profit performance were strongly correlated to the annual national, local and classified advertising spend.

In Western media markets, broadcasters and publishers saw modest growth in advertising revenues for their traditional offerings. However, the emerging digital offerings of these providers (only approximately 5% of their total 2005 revenues came from digital platforms) experienced audience and advertising revenue growth of over 15%. In developing markets, particularly China and India, traditional and digital media platforms achieved double digit growth, according to Universal McCann.

The news media industry has been in a slow transition for the past 20 years. Newspaper subscriptions continue to decline and newspaper audiences get older as younger audiences focus their attention on mobile and online services. Increased proliferation of cable news has caused a wider distribution of advertising and distribution revenues. It has also created new opportunities for audiences worldwide to obtain news. The proliferation of broadband at home has further accelerated the pace in the past three years.

Online offerings have already established themselves as important media for news delivery as users prefer them to traditional media for their timeliness and their ability to go further in-depth. Technology advances are overcoming the portability advantages of printed publications and are allowing increasingly for time-shifting and television mobility.

03 Our strategy
Reuters goal is to be the information company our customers value most, by offering indispensable content, innovative trading services and great customer service.

There are three stages to achieving this goal:

•	First complete and realise the benefits of Fast Forward, our business transformation programme designed to turn Reuters into a more competitive, simpler, more customer-focused and more efficient organisation – Fix it

•	Second continue to streamline and improve the efficiency of our operations – Strengthen it

•	Third grow our core business and pursue new opportunities in adjacent markets – Grow it

‘Fix it’ through Fast Forward, our three year business transformation programme
The ‘Fix it’ phase has been largely completed with the end of the Fast Forward transformation period. With Fast Forward, we have made Reuters more competitive by strengthening and segmenting our product line to provide a range of products at different price points to meet the needs of a wide range of finance professionals. We have also simplified our product line, cutting the total number of products being sold from over 1,300 to 400. This includes a reduction in the number of desktop financial information products to 110, on the way to our target of 50.

In addition, we have streamlined our portfolio over the last four years. The most significant disposal was the sale of our stake in Instinet Group, completed in 2005, which generated cash proceeds of £630 million.

Customer satisfaction has been improved by recruiting and training new customer support staff and by investing in service resilience.

Notes:
6	Based on average weekly percentages during the fourth quarter 2005 compared to the fourth quarter 2004.

08	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

We use several tools, including a regular customer satisfaction survey of some 12,000 customers, to gather feedback. The survey has shown improvement year-on-year for the past three years.

Consistent with our goal of making Reuters more efficient, we are on track to meet our cost savings targets. In 2005, we delivered cumulative annualised savings of £360 million, towards our goal of £440 million in 2006.

‘Strengthen it’ – continue to streamline and improve the efficiency of our operations
We plan to continue the improving trend in customer service by reducing time to market for new products, raising product quality and improving the resilience of our service delivery.

In July 2005, we announced four new service improvement initiatives:

Rationalising our data centres from 250 to approximately 10 globally to reduce costs, simplify data distribution and help us to improve service quality;

Simplifying our product development process and concentrating our development activities into fewer centres to improve product quality and reduce time to market;

Streamlining our content management processes to improve the accuracy, timeliness and breadth of our data;

Modernising our customer administration systems to make Reuters easier to do business with and enable us to deploy products faster to customers.

We will be investing £170 million, over a four-year period, in our ‘strengthen it’ service improvement and cost efficiency initiatives. By 2010, we expect these to deliver total annualised savings of at least £150 million.

‘Grow it’ – grow our core business and pursue ‘Core Plus’ growth opportunities in adjacent markets
Throughout 2005, Reuters served a £6 billion per annum market for financial information and related services, with an expected medium-term growth rate of 2–4%.

We are continuing to enhance our product line by introducing new versions of our flagship products, by broadening and deepening our content and by extending our distribution capability. For example, our acquisition of Telerate in 2005 brought us market benchmark content for the fixed income markets and increased our user accesses, notably in the US and Asia. As a result of this continued investment in our service offerings, we believe we can grow our business in line with the market.

In addition, we have identified four ‘Core Plus’ growth opportunities which expand the market we are able to serve from £6 billion to £11 billion per annum. They also target higher growth areas, giving us the potential to deliver additional revenue growth from 2006 onwards.

•	Electronic trading
Reuters has an established track record of providing electronic transaction services for the financial markets, for example, our foreign exchange matching service. We believe that the electronic trading trend is accelerating and as a result we are increasing our investment in electronic trading services by building a multi-asset trading platform on which we have already launched Reuters Trading for Foreign Exchange (RTFX) and Reuters Trading for Fixed Income (RTFI). In March 2006 we announced our plans to launch Reuters Trading for Exchanges. We are also building a post-trade notification service to help customers streamline their trade confirmation operations.
• High-value content
We see increasing demand from customers, especially from hedge funds, for content which gives them not just facts but insight. We are investing in the creation of this high-value content by expanding our specialist editorial and data teams and also through acquisition and distribution agreements. In 2005 we acquired EcoWin, a leading provider of economic data. We also signed an exclusive content agreement with MasterCard in February 2006 to distribute the earliest detailed monthly view of US retail sales data, a key financial markets indicator.

• A new approach to selling content and transactions services to whole enterprises
Our Enterprise business helps trading businesses to manage the flow of information and transactions both internally and with their institutional customers. Demand for structured information and data management services is increasing, driven by growth in program and algorithmic trading. The need for greater transparency in order to satisfy regulatory compliance requirements is also a factor in the growing demand for data. We have a wide range of assets such as high-speed streams of machine-readable trading data; historical price data and risk management and position-keeping systems. Using these tools, we have built long-term partnerships with many of our largest clients to help them develop their internal information and trading infrastructures. We are making our products more compelling to our customers by offering targeted packages of components designed to address specific customer activities such as algorithmic trading and fund valuation.

• New markets
We see three types of opportunity to develop new markets; high-growth geographic markets, such as India and China; new asset classes, such as emissions and property; and new types of customer such as a consumer media audience. We are scaling up our presence as a leading provider of financial information and trading services in rapidly developing financial markets, starting with India, China and Brazil. We are already the market leader in providing information, electronic trading and risk management products to the Indian financial markets and we are continuing to build up our product offer to enable us to capitalise on market growth. In early 2006 we launched TIMES NOW, a TV news channel, in partnership with The Times of India Group to support our consumer media growth plans.

We are continuing to build our presence in the Chinese financial and media markets. In 2005 we brought greater transparency to China’s developing bond market by launching a range of market standard reference rates. We are taking a significant role in the development of China’s foreign exchange market – our electronic trading system is the platform on which the China Foreign Exchange Trade System (CFETS) launched an FX portal for trading in eight foreign currency pairs. In July we launched our Chinese language website www.reuters.com.cn and began providing branded English language inserts for China Central Television.

We plan to launch RTFI in Brazil and Mexico in 2006 and to expand our fixed income products to other Latin American countries. We created a new sales channel in Brazil’s growing market by entering into agreements with American Express and Universal OnLine, a major regional internet service provider, for them to promote Reuters Trader for Latin America to their corporate accounts.

In the second half of 2005, we invested £15 million in Core Plus revenue growth initiatives. We expect trading profit, net of new revenue generated, to be reduced by approximately £50 million in 2006 and £20 million in 2007.

Reuters Group PLC Annual Report and Form 20-F 2005	09

Back to Contents

Operating and Financial Review continued

We anticipate that together, these four new initiatives will generate one percentage point of revenue growth in 2006, in addition to revenue growth in the existing business which we expect to grow in line with the market. We expect additional revenue growth from new initiatives to deliver three percentage points of additional revenues in 2008.

04 Brand
Our brand is a powerful asset, ranked as a Top 100 Global Brand by Interbrand. In a cluttered marketplace, strong brands attract customers and drive financial performance. As an organisation and a brand, we are aligned to deliver consistently on the Reuters Trust Principles of independence, integrity and freedom from bias. Throughout the company, these principles guide us in everything we do (see page 119 for more information on the Trust Principles).

Reuters news and information reaches more than one billion people daily and trust in the Reuters brand remains key to our future success. Our reputation as a trusted source, neutral electronic trading platform and provider of essential enterprise-wide services for the financial sector will enable us to expand our business into new markets.

In 2005, we re-launched our visual brand identity, creating a distinctive look which makes extensive use of Reuters award-winning photography. The move of our headquarters to Canary Wharf, London’s new financial district, also helped us to establish a strong brand presence among many of our largest customers. They are able to see Europe’s largest price ticker wrapped around our building, together with a giant screen displaying Reuters real time multimedia news.

05 People
The quality and commitment of our people have played a major role in our business transformation. This has been demonstrated in many ways, including improvements in customer satisfaction, the reinvigoration of our product line and the high standards we apply in order to uphold our Trust Principles. Our employees have also shown flexibility in adapting to changing business requirements and implementing new ways of working.

Employees adapted to change
With our business, markets and customers changing rapidly, we seek to employ people who are highly talented, knowledgeable about the markets we serve, customer focused, adaptable and committed to learning and development. We are also keen to ensure our employee base is diverse, to reflect the different cultures and markets we operate in and to bring a range of perspectives that allow us to develop fresh and innovative ways to serve our diverse customers.

Change has been a constant theme throughout 2005, as we have continued to re-balance our employee base to support our ‘strengthen it’ and ‘grow it’ strategic objectives. Our Bangalore content centre and Bangkok development centre have expanded as we renew our focus on content and strengthen our product line. Recruiting highly skilled employees in Asia has allowed us to extend the service we offer to our customers, enabling us, for example, to cover a wider range of news while containing costs and continuing to locate employees close to our customers. With 28% of employees now based in Asia, we are also well placed to support our growth strategies in the region.

We are bringing in fresh markets, media, content and technology expertise, both through targeted hiring and through acquisition. During the year, we welcomed new employees to the Group through a series of acquisitions, including Telerate, Ecowin and Action Images. Reflecting our drive to recruit new talent, over 50% of our employees have joined us in the last five years.

Employee communications
We use a variety of methods, including our intranet, to communicate with our geographically diverse workforce about the company’s strategy and priorities. Our ‘Daily Briefing’, edited by a Reuters journalist, delivers an online multimedia information service seen by 75% of employees each day. It covers news and events about the company and about employees. The CEO hosts regular webcasts, teleconference briefings and question and answer sessions for employees in addition to meeting informally with groups of Reuters employees around the world. At the end of the year, the CEO’s overall mission for the coming year is explained. Through the performance management process, objectives in support of that mission are set for everyone. Regular meetings are also held between management, employees’ union representatives and other groups of employees so that the views of employees can be taken into account in making decisions which may affect their interests. Reuters European Employee Forum operates as a pan-European works council and the CEO and other executive directors meet with the Forum regularly.

Employee survey
We carry out annual employee surveys to identify issues that need to be addressed and areas upon which to build; the findings are communicated to employees. Overall, the results of our most recent survey (November 2005) showed improvements across all the groupings that make up our employee engagement index (leadership, customer orientation, performance, employee commitment and career development). We have very strong scores on items related to the company brand and values – two of the highest-scoring statements were: “I fully support the values for which Reuters stands” and “Reuters provides a working environment that is accepting of ethnic differences”. Highlighting areas for improvement, employees reinforced the need for further organisation simplification and improved customer service. The Group Management Committee (GMC) has put in place a range of initiatives to continue to address these issues in 2006.

Talent and performance management
We have remained committed to retaining and developing our talent despite the pressures of our Fast Forward transformation programme over the last few years. Our company-wide talent review process involves management teams openly reviewing their people. This enables us to identify our highest performers and strongest talent and to create tailored plans to develop them. These processes covered more than 4,000 people worldwide in 2005. We report regularly to the Board on these activities and the Board also reviews our succession plans for our most critical roles, ensuring that we have sufficient depth and breadth in our most senior talent pools. Employee turnover for our highest performers remains below the 3.5% threshold we have set.

Employees’ performance is aligned to company goals through an annual performance review process that is carried out with all employees. Reviews focus both on the objectives that were set and how they were achieved, drawing on input from a range of people to ensure a rounded view of performance. The achievement of objectives is reinforced through our compensation plans.

Employee development
Our learning strategy is to increase the provision of flexible learning solutions to support employee development. This allows us to support the business by providing a wide range of learning opportunities as and where they are needed. Certification programmes ensure that the product and market knowledge of our customer-facing employees is kept up-to-date and tested on a regular basis. We have continued to develop managers through our middle manager programme with the University of Michigan and through a recently updated First Level Manager Programme.

10	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Employee safety
The Board recognises the courage and professionalism shown by our employees operating in conflict zones. We regularly review our policies, training and procedures for employees, particularly for those working in dangerous places. We have reaffirmed the standing instructions to our employees to avoid risks wherever possible and we provide hostile environment training, protective equipment and post-trauma training programmes to all employees who may need them. We were deeply saddened by the deaths of two Reuters employees in Iraq in 2005. Photographer Rashid Khaled died following a car crash in Basra, Southern Iraq, in February and TV soundman Waleed Khaled was shot and killed in Western Baghdad. Four Reuters journalists were held in US military custody in Iraq, three of them for several months, during 2005. All were released without charge.

Equal opportunities and diversity
We have extensive fair employment practices in place and with the support of our Global Diversity Advisory Council, established in 2004, we are working to make Reuters an increasingly inclusive company. The Council is chaired by the CEO, and serves as an advisory board to the GMC on issues related to diversity.

Our policy is that the selection of employees, including for recruitment, training, development and promotion, should be determined solely on their skills, abilities and other requirements which are relevant to the job and in accordance with the laws in the country concerned. Our equal opportunities policy is designed, among other things, to ensure that people with disabilities, and other under-represented groups, are given the same consideration as others and enjoy the same training, development and prospects as other employees. In the UK, as well as being a member of the Employers Forum for Disability, we have made use of the services of both AbilityNet (which supplies technology for disabled users) and Employment Opportunities (a UK charity helping people with disabilities to find and retain work). We have successfully retained staff who have become disabled, as well as integrating those who are disabled when they join the company. This has been achieved by using technological solutions and re-designing the way jobs are handled, enabling individuals to contribute actively to meeting the needs of our business.

Our commitment to ethics and compliance
Since Reuters was founded in 1851, we have run our business with independence, freedom from bias, and integrity. We endeavour to do the right thing in all that we do, adhering to the values set out in the Trust Principles, our code of conduct, and the company’s policies, while we comply with the different laws and rules that apply to us in the countries where we operate. As part of this commitment, our efforts to maintain an environment at Reuters that promotes and protects these values is overseen by a global ethics and compliance steering group, chaired by the General Counsel and Company Secretary, which reports to the Audit Committee and periodically briefs senior management and the Board.

As part of this global programme, we train our employees on key ethics and compliance areas; provide an anonymous and confidential system for staff to report concerns without the threat of retaliation; investigate and take appropriate measures when compliance issues are raised; and periodically assess the efficacy of the programme as a whole. On an individual level, ethics and compliance aspects are incorporated into our performance management system as we understand that each of us at Reuters must uphold the values and principles that have served Reuters well for so long and are at the very core of what defines Reuters as a business.

Employee profile
At 31 December 2005, we had 15,300 employees (31 December 2004: 14,465) of 115 nationalities in 89 countries. 490 employees joined Reuters through acquisitions.

Remuneration
Detailed information on our remuneration policies can be found in the Remuneration report on pages 39 to 48.

06 Corporate responsibility
Corporate responsibility within Reuters is established as the way we carry out our business practices and conduct ourselves responsibly throughout our day-to-day activities, as determined by the Trust Principles.

We steer our corporate responsibility strategy through our Corporate Responsibility Advisory Board, established in 2003, which comprises customer, supplier, investor and employee representatives. The Advisory Board considers workplace, marketplace, environment and community issues of relevance to our business and our employees and it is chaired by the General Counsel and Company Secretary, who represents it on the GMC and to the Board. For 2006, we have set ourselves the objectives of developing a code for our suppliers to adhere to when working with us; rolling out a programme of mentoring of senior managers by employees on diversity issues; raising employee participation in our Community Events Week to 15% in 45 locations; and creating a system for recording Reuters impact on the environment.

Reuters is included in the Dow Jones Sustainability Index, the FTSE4Good Index, the Ethibel Sustainability Indices and the Ethibel Pioneer Investment Register.

For information about our employees, see ‘People’ on page 10 to 11. For information about creditor payment terms see the Directors’ Report on page 31. For information about charitable donations, see the Directors’ Report on page 31.

We also make extensive information available through our website www.about.reuters.com/csr.

07 Reuters in the community
We support a variety of community initiatives and charitable causes through the work of Reuters Foundation and the volunteering efforts of our employees around the world.

Reuters Foundation (www.foundation.reuters.com) continues to focus on areas where Reuters expertise in information gathering and communications can be put to use in ways which will benefit the communities in which we operate across the world.

During the year, the Foundation offered training opportunities to journalists from all over the world, providing short courses for 391 journalists from 86 countries. Amongst the courses was a workshop in New York on HIV/AIDS reporting. In February 2006, to build on our work in this area, Reuters became a member of the Global Business Coalition on HIV/AIDS, an organisation which aims to increase the range and quality of business sector AIDS programmes in the workplace and in the community.

The Reuters Institute for the Study of Journalism was launched in January 2006 (at the University of Oxford) with Reuters Foundation providing £1.75 million of funding over five years. The Institute builds on the Reuters Foundation Fellowship Programme at Green College, Oxford, and its reputation for engaging first class international journalists from across the world in serious research. It will focus on analysing the practice of journalism worldwide and examining the basis for reliable and accurate reporting in the digital age.

Reuters Group PLC Annual Report and Form 20-F 2005	11

Back to Contents

Operating and Financial Review continued

AlertNet (www.alertnet.org), established by Reuters Foundation in 1997, enables relief agencies and the public to share information about emergencies and associated relief efforts. In addition to carrying breaking news on emergencies, the site also helps to ensure that ‘forgotten emergencies’, those disasters long forgotten by the mainstream media, are kept in the headlines. We have seen traffic double over the past twelve months to an average 215,000 page views per day in December, as we add new content sources and as media recognition increases. The innovative Tsunami Aidwatch (www.alertnet.org/thefacts/aidtracker), set up by AlertNet to measure how much of the money pledged after the disaster was turned into actual funding for relief and reconstruction in the area, has helped position the service as an authority on humanitarian media issues.

Reuters Digital Vision Program (RDVP) (www.rdvp.org) is a fellowship programme at Stanford University, California, which develops innovative applications of information and communication technologies to address the needs of under-served communities. Its projects focus on three areas: advancing financial services, knowledge & empowerment and networked health & welfare. In 2005, Reuters invested in the development of Project Market Light, a project initiated by a 2004–2005 RDVP fellow. Its goal is to help Indian farmers to price their produce more accurately, thereby enhancing their incomes, by delivering affordable, relevant and up-to-date commodities information to them by SMS over mobile phones.

In response to the Asian tsunami disaster, we pledged a donation of $1 million to fund relief efforts in affected countries. To date, just over $435,000 (£235,809) has been awarded in grants to Thai and Indian charities working with victims. This figure includes a donation to the Surin Islands National Park as recognition for the support and assistance offered by Surin residents to employees from Reuters Software (Thailand) Ltd (RSTL), when they were caught on the island during the tsunami. Employees at RSTL have also volunteered their time to help restore the villagers’ livelihood. The remainder of the donation has been allocated to support house building programmes, with 64 Reuters volunteers travelling to Hikkaduwa in Sri Lanka to participate in rebuilding projects with Habitat for Humanity in 2005 and additional housebuilding team visits planned for 2006 and 2007.

Building on the enthusiasm shown by employees for housebuilding projects, we are looking at offering employees further opportunities to build in areas of New Orleans affected by Hurricane Katrina, and KwaZulu Natal, South Africa, as part of a programme to provide housing to families devastated by AIDS.

All employees may take one day of company time each year to engage in community activities. We focus on these activities during our annual Community Events Week programme. In 2005, 1,856 employees from 42 countries (12% of employees, 2004: 12%) participated in the scheme, undertaking a range of challenges. We encourage employees to use this opportunity to share their skills on projects ranging from hosted school visits, children’s events and fundraising to conservation work. We recognise that employees benefit from practising their professional and personal skills whilst team-building with their colleagues and providing valuable support to our communities.

In addition, we operate programmes in the US and UK which match donations and fundraising efforts of our employees. Under these schemes we matched gifts of time and money amounting to £26,581 in the UK and just over $175,000 in the year. 2006 will see the launch of a similar scheme for employees across Asia.

Further information on Reuters volunteering programmes can be found at www.about.reuters.com/csr.

08 Environmental impact
The Ethical Investment Research Service classifies our business activities as having a low environmental impact and electronic publishing creates scope to reduce paper-based distribution of information. However, we recognise that our employees and facilities have an impact, both at work and at home. We therefore held our first Reuters Green Week exhibition in London in November, during which we set out to provide information to employees around the world on the subjects of Reuse, Reduce and Recycle. With a variety of online materials, web-based debates and informal presentations, we were able to increase the awareness of our employees as to how their behaviours can impact the environment. During 2006, we intend to run additional Green Week exhibitions, focusing on other major office locations around the world.

Relocation to our new corporate headquarters in London’s Canary Wharf created an opportunity to introduce facilities which have a positive environmental impact. These include the use of fewer waste bins and plastic liners, movement sensitive lighting, default double-sided photocopying and piloting the use of recycled paper. Our entire UK property portfolio is now supplied with CCL-exempt green energy. Practices designed to reduce our environmental impact are also being rolled out in other centres in 2006.

We also have a role to play in the effective communication of environmental issues. Reuters has 80 journalists providing environment news and we are expanding our coverage of environmental markets such as the carbon emissions markets. Through the Reuters Foundation, in 2005 we delivered six training workshops to over 100 non-Reuters journalists in Mexico, Germany, America, Kenya and Morocco in conjunction with funding partners.

09 Government regulation
We are regulated by several bodies in the various jurisdictions in which we operate.

Under the provisions of the Financial Services and Markets Act 2000, Reuters Limited is regulated and authorised as a service company by the UK Financial Services Authority (FSA).

Reuters Transaction Services Limited (RTSL), through which we offer Dealing 3000, equities order routing and our new suite of next generation transaction products such as RTFI, is also subject to regulation by the FSA. Since 1 April 2004 RTSL has been classified by the FSA as an Alternative Trading System (ATS). In accordance with the passporting provisions of the EU Investment Services Directive, RTSL provides its services through the European Economic Area (EEA). RTSL is also subject to regulatory approval in Singapore, Hong Kong and Australia, where it is approved by the Monetary Authority of Singapore, the Hong Kong Monetary Authority and by the Australian Securities and Investments Commission, respectively. Since late 2005 RTSL has also become subject to regulatory oversight by the Hong Kong Securities and Futures Commission.

RTSL’s sister company in the United States, Reuters Transaction Services LLC (RTS LLC), is responsible for an equity order routing and indications of interest network. RTS LLC is subject to regulation by the National Association of Securities Dealers, Inc. (NASD). RTS LLC has been seeking additional approvals in the US to allow for the trading of other financial instruments such as derivatives.

12	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

In order to comply with anti-money laundering regulations and to reduce the opportunity for Reuters transactions products to be used as a conduit for money laundering operations, all our regulated subsidiaries have put in place appropriate ‘know your customer’ systems and controls.

Financial review

Non-GAAP measures
A number of measures used in the following commentary are ‘non-GAAP’ figures, which are business performance measures used to manage the business, which supplement the IFRS based headline numbers. These include ‘underlying change’, ‘trading costs’, ‘trading profit’, ‘adjusted EPS’, ‘free cash flow’ and ‘net debt/net funds’. Brief descriptions of these terms are provided below. A more detailed discussion of these non-GAAP measures, including the rationale for using them and reconciliations to the most directly comparable IFRS indicator, is provided in sections 19 and 20 on pages 25 to 30.

Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals.

Trading costs are calculated by excluding the following from operating costs from continuing operations: restructuring charges associated with Fast Forward and acquisitions, impairments and amortisation of intangibles acquired via business combinations, and fair value movements included in operating costs; and adding back foreign currency gains and other income (both of which are included in other operating income).

Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with Fast Forward and acquisitions, impairments and amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

Adjusted EPS is calculated as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, investment income, fair value movements, disposal profits/losses and related tax effects.

Free cash flow measures cash flows from continuing operations, other than those which are both discretionary in nature and unrelated to ongoing recurring operating activities such as the purchase of shares by the Employee Share Ownership Trusts (ESOTs), loans with associates and joint ventures and dividends paid out by Reuters.

Net debt/net funds represents cash, cash equivalents and short-term investments, net of bank overdrafts and other borrowings.

10 Group performance

Summary profit results	2005	2004	Actual
Year to 31 December	£m	£m	change

Continuing operations

Revenue	2,409	2,339	3%

Operating costs	(2,251)	(2,187)	3%

Other operating income	49	42	16%

Operating profit	207	194	7%

Net finance costs	(12)	(12)

Profit on disposal of associates and
available-for-sale financial assets	38	203

Share of post-taxation profit from
associates and joint ventures	5	11

Profit before taxation	238	396	(40%)

Taxation	(9)	(40)

Profit for the year from
continuing operations	229	356	(36%)

Discontinued operations

Profit for the year from
discontinued operations	253	19

Profit for the year	482	375	28%

Basic EPS	32.6p	26.0p	25%

Adjusted EPS	13.8p	11.8p	17%

Revenue, costs and profit	2005	2004	Actual	Underlying
Year to 31 December	£m	£m	change	change

Recurring	2,242	2,164	4%	1%

Usage	97	86	13%	12%

Outright	70	89	(22%)	(23%)

Total revenue	2,409	2,339	3%	0%

Operating costs	(2,251)	(2,187)	3%	0%

Operating profit	207	194	–	–

Operating margin	9%	8%	–	–

Trading costs	(2,075)	(2,013)	3%	0%

Trading profit	334	326	–	–

Trading margin	14%	14%	–	–

Revenue
Reuters full year revenue grew 3% to £2,409 million (2004: £2,339 million). This was our first full year of revenue growth since 2001. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, revenue was approximately the same as in 2004. Acquisitions, particularly of Telerate, accounted for most of the difference between actual and underlying increases, with the remainder due to currency movements. In the newly integrated Telerate business, sales focus on revenue retention post-acquisition drove better than expected revenue performance.

Recurring revenue, which represented 93% of our revenue in 2005, was £2,242 million (2004: £2,164 million). This represented an increase of 4% on an actual basis (1% underlying) compared to 2004, and was the first time underlying recurring revenue had grown since 2001.

Usage revenues, 4% of our revenue in 2005, grew by 13% to £97 million (2004: £86 million). This was driven by strong performance from Reuters transaction services as well as higher advertising revenue from reuters.com.

Reuters Group PLC Annual Report and Form 20-F 2005	13

Back to Contents

Operating and Financial Review continued

Outright revenue, 3% of our revenue in 2005, totalled £70 million (2004: £89 million), a decline of 22% compared to 2004. This decline was mainly due to our continued withdrawal from technology consulting as part of the Fast Forward programme, a process which is nearing completion.

Desktop accesses totalled 346,000 at the end of 2005, up 18,000 from the end of 2004. This increase was driven by our acquisition of Telerate. Average revenue per access (ARPA) for the fourth quarter of 2005 was up 2% to £309 compared to the same period in 2004, driven by price increases and a shift in the product mix to higher value accesses.

Operating costs and trading costs
Total operating costs were £2,251 million, an increase of 3% from 2004. The drivers of the increase are largely explained in the context of the movement in trading costs (as defined above). Additionally, Fast Forward restructuring costs of £94 million were £26 million lower than the previous year, bringing to an end this important transformation programme. We also incurred £18 million of acquisition related integration costs, principally relating to Telerate.

Trading costs totalled £2,075 million in 2005 (2004: £2,013 million), up 3% on an actual basis (flat on an underlying basis), demonstrating our continued cost discipline. The differences between the underlying and actual increases are mostly related to acquisitions, principally Telerate, with the remainder due to currency movements.

A change to the accounting treatment of the RPF, which is now recognised as a defined benefit plan rather than a defined contribution plan, resulted in an additional 2005 charge of £7 million. At the 2005 year end, a deficit of £223 million in the RPF was recorded on Reuters balance sheet. Further details on pension charges can be found in note 25 in the financial statements on page 84.

We invested £41 million in the second half of 2005 in Core Plus transformation projects and growth initiatives. These included investment in new electronic trading products and rationalising data centres and product development units.

The Fast Forward business transformation programme is now complete and we remain on track to achieve annualised cost savings of £440 million from the programme by the end of 2006, contributing to a total reduction from all transformation programmes of £900 million since 2001. In 2005, we delivered a further £126 million of annualised savings taking the total to £360 million under Fast Forward. These resulted largely from outsourcing our communications network to BT/Radianz in April 2005 (for more information on BT/Radianz, please refer to page 16), from further headcount reductions and from expanding our content and development facilities in Bangalore and Bangkok.

Operating profit and trading profit
Our operating profit totalled £207 million in 2005 (2004: £194 million) reflecting improved trading performance.

Trading profit was £334 million in 2005 (2004: £326 million). Trading margin was 14% (2004: 14%), after expenditure on investments in the Core Plus programme. The net effect of currency movements on trading profit was neutral with the small positive effect on revenue offset by a small negative effect in the cost base (please refer to ‘foreign exchange’ on page 22).

Profit for the year from continuing operations
Profit for the year from continuing operations was £229 million (2004: £356 million). The year-on-year decline was almost entirely driven by a reduction in profits from asset disposals. In 2004, continuing operations contained the profits from the sale of a 39% stake in TSI and our holding in GL TRADE, whereas the £38 million of disposal profits in 2005 came largely from further sales of our smaller remaining stake in TSI.

Net finance costs of £12 million were comparable to 2004, due to a broadly similar net debt position throughout the year, prior to completion of the Instinet Group disposal. Income from our associates and joint ventures in 2005 generated a net profit of £5 million, compared to £11 million in 2004. TSI and GL TRADE account for £5 million of this reduction as they contributed a net profit in 2004, prior to disposal.

The tax charge for the year was £9 million, compared to £40 million in 2004. The reduction was mainly due to the benefit of settling prior year taxation matters. A reconciliation of the actual taxation charge to the taxation charge expected by applying the standard 30% UK rate of corporation tax to the reported profits is provided in note 6 of the financial statements on pages 61 to 62.

Profit for the year from discontinued operations
Profit from discontinued operations was £253 million (2004: £19 million). This was largely made up of the post-taxation profit of £191 million on the disposal of Instinet Group and £68 million profit after taxation from Instinet Group’s business operations prior to its sale in December 2005. This was partly offset by losses on sale of Radianz Limited (Radianz) to BT Group PLC (BT), and on the partial disposal of the Group’s interest in the Bridge Trading Company (BTC) to Instinet Group.

14	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Earnings per share
Profit for the year was £482 million (2004: £375 million), resulting in basic EPS of 32.6p, up 6.6p from the previous year. Adjusted EPS was 13.8p in 2005, up 2p from the previous year, reflecting a stronger trading profit and a reduction in the number of shares in circulation due to the share buyback programme.

 Summarised cash flow and Reuters free cash flow

Reconciliation of net cash flow from
continuing operating activities to free cash flow	2005	2004
Year to 31 December	£m	£m

Cash flow from continuing operations	268	307

Net interest paid	(7)	(19)

Tax paid	(11)	(34)

Capital expenditure	(178)	(117)

Proceeds from sale of property, plant and equipment	3	49

Dividends received	5	4

Interim funding repayment from Telerate	(18)	18

Repayment of funds to BTC	26	–

Free cash flow	88	208

Note: Refer to section 20 on page 30 for reconciliation to Group cash flows.

Summarised Group cash flow	2005	2004
Year to 31 December	£m	£m

Net cash inflow from operating activities	253	226

Acquisitions and disposals	206	384

Purchases of property, plant and equipment, and intangibles	(185)	(136)

Proceeds from sale of property, plant and equipment	3	66

Dividends received	5	5

Proceeds from issue of shares	10	6

Share buyback	(223)	–

Equity dividends paid to shareholders	(140)	(140)

Equity dividends paid to minority interests	(23)	–

Other movements	21	(8)

Movement in net (debt)/funds	(73)	403

Opening net funds/(debt)	326	(77)

Closing net funds	253	326

Note: Refer to section 20 on page 30 for reconciliation to statutory cash flow.

Cash generated from continuing operations was £268 million. Free cash flow was £88 million in 2005 (2004: £208 million). The year-on-year decline was driven by increases both in capital investment and restructuring charges. Higher capital investment resulted from our move to our new London headquarters at Canary Wharf, stepped-up investment in data centres and the capitalisation of product development and software costs. 2005 cash restructuring costs were £147 million (2004: £100 million), of which £132 million represented the peak year for Fast Forward cash charges and the remainder related mainly to the integration of Telerate. Cash flow in 2004 also benefited from £49 million of proceeds from the sale of property, plant and equipment disposals which did not recur in 2005.

Net funds were £253 million (2004: £326 million). The 2004 amount included £507 million of net funds at Instinet Group, reduced by £181 million of net debt in Reuters. Excluding Instinet Group, the year-on-year improvement in net debt to net funds is largely due to cash flow from operations of £268 million and net cash proceeds from disposals/acquisitions (largely Instinet Group) of £710 million. These inflows were partly offset by net purchases of assets of £182 million, dividend payments to Reuters shareholders of £140 million, and payments made as part of the share buyback programme of £223 million.

Dividends
Dividends paid in 2005 totalled £140 million. The final dividend proposed for 2005 is 6.15p per share, in line with the prior year.

Balance sheet
The net assets of the Group, at £570 million, are unchanged from 2004.

Summarised Group balance sheet	2005	2004
Year to 31 December	£m	£m

Non-current assets	1,179	1,025

Current assets	957	1,410

Non-current assets classified as held for sale	1	145

Total assets	2,137	2,580

Current liabilities	(738)	(1,249)

Non-current liabilities	(829)	(714)

Liabilities associated with assets classified as held for sale	–	(47)

Total liabilities	(1,567)	(2,010)

Net assets	570	570

Shareholders’ equity	570	371

Minority interest	–	199

Total equity	570	570

The main movements in the Group balance sheet are:

•	The disposal of Instinet Group – reducing both total assets and liabilities upon sale and reducing the minority interest in Instinet Group to zero.

•	An increase in non-current liabilities, principally reflecting an increase in net pension obligations from £256 million to £310 million, largely as a result of changes to key assumptions underpinning the net liability valuation (both the rate of return and discount rate have decreased which results in a larger present value liability).

Our largest acquisition during the year was that of Telerate for £122 million, which completed in June 2005. Other smaller acquisitions included Action Images (September 2005) and EcoWin (November 2005).

Disposal activity for the year included our 62% stake in Instinet Group to NASDAQ for gross proceeds of £612 million (we realised a gain on sale of £191 million), along with the dividend received from Instinet Group in July 2005 of £37 million following the sale of its Lynch, Jones & Ryan (LJR) to the Bank of New York for £96 million. The net proceeds from these transactions (including our March 2005 sale of BTC to Instinet Group) totalled approximately £630 million.

Other disposals included our sale of 16 million shares in TSI for £63 million, realising a profit of £33 million, and the sale of Radianz to BT in April 2005 for £115 million cash, resulting in a loss of £4 million.

2006 Outlook
In 2006, we expect to accelerate revenue growth through our Core Plus investment programme against a backdrop of favourable market conditions. We are targeting total revenue growth of around 5%. This includes 2005 acquisitions and a percentage point of growth from Core Plus and excludes currency effects.

Within operating profit and trading profit, we expect 2006 to benefit from the final £80 million of Fast Forward savings, taking the total to £440 million of annualised savings which we committed to in February 2003. In line with our guidance in July 2005, operating profit and trading profit in 2006 are expected to reduce by £120 million due to investments to drive Core Plus growth and transformation.

Reuters Group PLC Annual Report and Form 20-F 2005	15

Back to Contents

Operating and Financial Review continued

In cash flow, we expect to spend £220 million on capital investment in 2006, up from £178 million in 2005, as we continue to invest in new data centres and step up the level of product development under Core Plus, as well as continuing enhancements to our core services and infrastructure. As part of the £220 million, we expect to capitalise around £80 million of software and development expenditure. This increase will be more than offset by an expected £90 million fall in restructuring spend relating to Fast Forward and Telerate integration.

11 Divisional performance
Overview
We operate through four business divisions, which are responsible for defining, building and managing products. They are closely aligned with the user communities they serve.

The business divisions have profit and loss responsibility. Revenues and trading profit for the two years to 31 December 2005 are analysed by business division in the following sections.

We have equipped our managers to take on greater accountability for divisional performance by introducing Profitability Insight, an activity-based costing (ABC) tool which enables us to allocate and monitor costs by business division, by product, by region and by major customer (see Critical Accounting Policies on page 22). Further information on revenue by division and by geography is included in note 1 of the financial statements on pages 58 to 59.

The software development teams who build and support our products and delivery platforms were integrated into the business divisions in 2005. They work closely with the product management teams and market experts responsible for identifying opportunities and defining product strategy. Shared infrastructure design is provided by an infrastructure team tasked with providing technical coherence, scale efficiencies and compliance with standards.

We face competition in all the market sectors and geographical areas in which we operate. We monitor the competitive landscape actively in order to be able to respond to market developments.

Global Sales and Service Operations (GSSO)
The business divisions serve customers through our GSSO which is split into geographic regions: the Americas, Asia, and Europe, Middle East and Africa. In addition, we run our Focus Group Accounts team as a global sales and support channel for our largest customers.

Locally, members of our sales and service teams work with customers to build relationships and to identify the correct Reuters products to meet customer needs and to feed back customer needs to the business divisions. Through regular training visits, our customer training specialists work with end-users to ensure they get full value from our products. In addition we provide product, content and technical support by telephone and email from three regional hubs, one based in each principal time zone. We also offer proactive telephone support and remote learning to help users of our premium products get the most out of their service. To increase awareness of the latest developments in our product range, we have a ‘brightspot’ travelling showcase for Reuters products, visited by over 7,000 customers in 35 cities around the world in 2005.

Content
The Content group brings together all of Reuters news and data. Within the Content group, the role of editorial is to cover and edit the news to the highest standards of accuracy, insight and timeliness. Our 2,300 journalists and photographers in 189 bureaux file more than two-and-a-half million news items a year to customers in the form of text, pictures, TV, video and graphics and we publish news in 19 languages.

Our Data group is responsible for collecting, producing, packaging and delivering an extensive range of financial information from an array of sources such as exchanges, over-the-counter markets, research services and other contributors such as energy and fixed income data providers, as well as from our own news, research and data operations. Our coverage includes data from over 300 exchanges, more than 1.2 million bonds, 250,000 foreign exchange and money market instruments and award-winning commodities and energy content. This is further complemented by data from around 4,000 financial services contributors. In addition, our fundamentals and estimates data is recognised as a leading source of high quality financial information covering over 43,000 companies worldwide. Our acquisition of Telerate brought us additional key content for the fixed income, money, foreign exchange and over-the-counter derivatives markets.

We have content operations in the UK and the US and in 2004 we opened a content operation in Bangalore, India. This now has almost 1,200 employees, most in highly skilled jobs, and continues to grow, enabling us to expand our content coverage to meet growing customer needs as well as achieving operating efficiencies.

Communications networks
Our high-tier financial and media products are mainly delivered to customers over secure high-speed communications networks, with internet delivery options for lower tier products and for consumer services. During 2005, we sold our network services/financial extranet subsidiary Radianz, a former joint venture with Equant NV, to BT. At the same time we entered into an eight and a half year outsourcing deal with BT, as a result of which BT will provide the majority of our networks. This outsourcing deal will result in the migration of all products to IP-based services. It will enable us to deliver greater resilience, capability and flexibility through the use of industry standards.

We have major technical centres in the Asian, European and American time zones, supported by many smaller local data centres. The data centres are linked by communications services provided principally by BT/Radianz (see above) and SAVVIS, Inc. (Savvis).

The services agreements with BT/Radianz and with Savvis are important to our ability to deliver products and services to customers. Summaries of these network services agreements and the Radianz purchase and sale agreements are given on pages 123 and 125.

Our products
Products are grouped into ‘families’, each of which is managed primarily by one of the business divisions.

11.1 Sales & Trading division
Overview
The Sales & Trading division focuses on salespeople and traders who deal in the FX, fixed income, equities, commodities and energy and related markets.

The Sales & Trading division is responsible for the Reuters Xtra and Reuters Trader families of products:

16	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Reuters Xtra family is targeted at the most sophisticated end-users within the sales, trading and portfolio management functions. It includes cross-asset class, cross-geography information, advanced integrated analytics and electronic trading capabilities. We have now installed more than 100,000 accesses of our Reuters 3000 Xtra product.

Our customers have access to a trading community of around 18,000 foreign exchange and money market traders globally. They can also use Reuters large equities order routing network to gain electronic access to over 200 brokers and exchanges, including their proprietary trading algorithms.

Reuters Trader family is targeted at salespeople and traders who do not need the sophistication and full integration capability offered by the Reuters Xtra family of products, including those who focus on domestic and regional financial instruments. We are working to complete the migration of our customers from older products such as the 2000 and 3000 series to new Reuters Trader products, many of which are browser-based.

Reuters Enterprise Connectivity family offers electronic trading and order routing tools to enable customers to connect their systems to electronic markets. It also includes Reuters Messaging to enable end-users to interact with their peers in the financial community.

Our Sales & Trading information products compete with Bloomberg, Thomson Financial (a division of The Thomson Corporation), Sungard, Telekurs, IDC, and Factset, as well as stock exchanges, plus a number of smaller local and regional competitors which offer information products for the financial markets.

In the electronic trading business we compete with, among others, stock exchanges, particularly in the energy and commodity markets; direct market access providers such as Lava, Liquidnet and Sonic, now owned by banks; order management system providers, which are increasingly adding information and trading capabilities; single bank portals and multi bank portals such as FX All; and other electronic execution venues such as Market Axess, Thomson TradeWeb, EBS, Bloomberg and ICAP.

Financial performance

Sales & Trading division summary operating
and trading results	2005	2004
Year to 31 December	£m	£m

Revenue	1,595	1,542

Operating costs	(1,475)	(1,385)

Operating profit	157	175

Operating margin	10%	11%

Trading costs	(1,354)	(1,289)

Trading profit	241	253

Trading margin	15%	16%

Reconciliations between the GAAP and non-GAAP measures are provided in section 20 on page 27.

Revenue from Sales & Trading, 66% of our total revenue for the year, was £1,595 million (2004: £1,542 million), up 3% on an actual basis and down 1% on an underlying basis. The incorporation of Telerate revenue accounts for most of the difference between the underlying and actual results.

Reuters Xtra family revenue in Sales & Trading grew by 11% compared to 2004. Reuters 3000 Xtra revenue growth of 18% in 2005 came from a mixture of new business, including the displacement of competing desktops at some of our largest customers, and the migration of customers from legacy products.

Trading capabilities played an important part in the performance of the Reuters Xtra family in 2005. In particular, usage revenue from FX trading over Reuters Dealing was up 10%. As trading between banks and their customers continued to move from phone to screen, Reuters Electronic Trading added 30 new customers in 2005 and saw volumes increase six fold. Our newest transactions products, RTFI and RTFX, continued to build momentum with significant increases in active traders and trading volumes. Reuters Messaging is proving increasingly popular in the credit and fixed income communities, and now has around 60,000 regular users.

In the Reuters Trader family, reductions in legacy positions continue to be the main drag on recurring revenue, although cancellations were mostly of lower value accesses. Migration to Reuters 3000 Xtra and continued growth in new Reuters Trader positions (over 8,200 now installed) ensured that overall revenue retention within Reuters remained high.

Operating costs totalled £1,475 million, up 6%. Within this trading costs totalled £1,354 million, up 5% on an actual basis but flat on an underlying basis compared to 2004, with the incorporation of Telerate costs accounting for the majority of the difference. Fast Forward savings from reduced communications costs under the BT/Radianz agreement were offset by investment in our Core Plus initiatives, notably electronic trading and development and data centre restructuring, as well as service resilience.

Looking forward to 2006, the major revenue drivers in Sales & Trading are expected to be new trading services; continued growth from Reuters 3000 Xtra; Telerate revenue retention; and the deployment of Reuters Trader to reduce attrition and attract new customers. There will be three sources of revenue from electronic trading: transactions-based revenues; recurring revenue from new desktop sales; and per message fees from trades processed through the Reuters Trade Notification Service. Increased Core Plus investment in electronic trading and development transformation will affect Sales & Trading profitability.

11.2 Research & Asset Management division
Overview
The Research & Asset Management division focuses on supporting portfolio managers, wealth managers, brokers, investment bankers and research analysts who make complex financial decisions outside the core sales and trading environment.

Research & Asset Management division is responsible for the Reuters Knowledge and Reuters Wealth Manager product families:

Reuters Knowledge family is targeted at the research and advisory business, including investment bankers and analysts, portfolio managers, and others focused on company and industry-specific research. Reuters Knowledge offers an integrated package of public and proprietary fundamental information about companies, plus economic data, as well as markets information, news and other content. It can be integrated with Reuters flagship real time information desktop product, Reuters 3000 Xtra.

Reuters Wealth Manager family is targeted at wealth managers and retail brokers who require products that can be integrated closely into their workflow, helping users manage their clients’ portfolios better and allowing more time to concentrate on building deeper client relationships. The Reuters Wealth Manager family includes information on a wide range of managed funds provided by our Lipper subsidiary.

Research & Asset Management division also receives a share of revenue from Reuters 3000 Xtra and the Reuters 2000/3000 range of products.

Reuters Group PLC Annual Report and Form 20-F 2005	17

Back to Contents

Operating and Financial review continued

In the Research & Asset Management arena, we compete with Thomson Financial, Factset and Standard and Poor’s, as well as smaller niche players. Our Lipper funds information business competes with Morningstar and the Micropal unit of Standard & Poor’s and a number of local domestic players.

Financial performance

Research & Asset Management division summary
operating and trading results	2005	2004
Year to 31 December	£m	£m

Revenue	268	262

Operating costs	(305)	(295)

Operating profit	(37)	(16)

Operating margin	(14% )	(6% )

Trading costs	(288)	(269)

Trading profit	(20)	(7)

Trading margin	(7% )	(3% )

Reconciliations between the GAAP and non-GAAP measures are provided in section 20 on page 27.

Revenue from the Research & Asset Management division, 11% of our total revenue for the year, was £268 million, up 2%.

Revenue from the Reuters Xtra and Reuters Trader families included in the Research & Asset Management division grew 5% to £76 million. Our success in making Reuters Knowledge available through Reuters 3000 Xtra and Reuters Trader was the key driver of this growth.

In the Reuters Knowledge family, revenue of £57 million was down 12% at actual rates but up 9% on an underlying basis, excluding disposals. Underlying growth was driven by new sales of Reuters Knowledge and feeds of fundamentals and estimates data. Reuters Knowledge accesses grew by 3,000 over the course of 2005 to 11,000.

In the Reuters Wealth Manager family, revenue of £135 million was up 8% at actual rates and 1% on an underlying basis. Growth in areas such as Lipper, our fund information subsidiary, and Reuters Plus, our US retail equities product, was partly offset by a revenue decline from products such as Reuters Markets Monitor where we decided to withdraw from unprofitable business.

Operating costs totalled £305 million, up 3%. Within this trading costs totalled £288 million, a 7% increase compared to 2004. This increase resulted from investment in Core Plus, particularly development transformation; investment to enhance the performance of Reuters Wealth Manager; and targeted sales campaigns to drive the growth of Reuters Knowledge and Wealth Management products. This investment was partially offset by Fast Forward savings generated by the move of certain content activities to Bangalore.

Looking forward to 2006, revenue growth in Research & Asset Management is expected to be driven by three factors: sales of Reuters Knowledge, both stand-alone and embedded in Reuters 3000 Xtra; improved Lipper content; and demand for new high value content such as the new MasterCard data and EcoWin macro-economic data. This will be more than offset by investment in high value content and product functionality as part of Core Plus.

11.3 Enterprise division
Overview
The Enterprise division provides solutions to the institution (as opposed to the individual user), including datafeeds (high-speed feeds of trading data in machine-readable formats), trading room systems and risk management systems.

The Enterprise division delivers data in a range of formats for use throughout our clients’ organisations.

Reuters Information Management family provides the enterprise with a range of applications, tools and infrastructure components to manage financial content in real time across the customer trading environment with a high degree of scalability and resilience. Our flagship product in this product family is Reuters Market Data System (RMDS).

Reuters Enterprise Information family includes real time datafeeds, which companies use to power systems such as algorithmic trading and portfolio management, and reference data often used for compliance and portfolio pricing purposes, including end-of-day and intra-day instrument prices, corporate actions, price histories and terms and conditions.

Reuters Trade and Risk Management family consists of products to help manage trading positions and credit extension, make trading decisions, keep track of P&Ls and control risk.

Several stock exchanges compete with our real time datafeed business by providing low-latency real time feeds of their data direct to banks and financial institutions. In addition, feedhandlers and application-programmable interface developers such as Wombat, Infodyne and Hyperfeed compete with Reuters in the market data delivery arena. Our end of day enterprise information offerings compete primarily with Bloomberg, Telekurs, and IDC. Competitors in the supply of risk products and market data systems or related components include Algorithmics, Murex, Summit Systems, Sungard Data Systems, Misys, IBM, TSI, GL TRADE and a large number of smaller firms.

Financial performance

Enterprise division summary operating
and trading results	2005	2004
Year to 31 December	£m	£m

Revenue	393	391

Operating costs	(325)	(365)

Operating profit	76	31

Operating margin	20%	8%

Trading costs	(298)	(328)

Trading profit	95	63

Trading margin	24%	16%

Reconciliations between the GAAP and non-GAAP measures are provided in section 20 on page 27.

Revenue from the Enterprise division, 16% of our total revenue, was £393 million, up 1% for the year. This was driven by strong growth in Reuters Enterprise Information, partly offset by declines in outright revenue from Reuters Information Management.

Reuters Enterprise Information, which accounts for 52% of the Enterprise division’s revenue, saw revenue rise by 11% to £203 million. Real time datafeed revenue grew 4% and Reuters DataScope revenue grew 36%, driven by increased demand for machine-readable real time and historical data to power an increasingly wide range of customer applications. Looking ahead to 2006, we expect increased customer demand for machine-readable content in standardised formats.

Revenue in Reuters Information Management, 28% of divisional revenue, was down 14% to £108 million. Growth in recurring revenue from RMDS, primarily maintenance, was more than offset by a fall in outright revenue. This fall was driven by our continued withdrawal from technology consulting as part of the Fast Forward programme, the impact of moving to desktop-based solutions at smaller sites and the fact that the majority of customers have already migrated from legacy platforms onto RMDS. With the RMDS upgrade programme drawing to a successful close and a standard platform now largely in place, the focus in 2006 will shift to marketing new products such as

18	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Reuters Wireless Delivery Service (to support trader mobility) and Reuters Tick Capture Engine (which collects trading history to support increasing regulatory requirements and complex trading analytics). We will also expand our third party developers programme to encourage development of applications on RMDS.

Reuters Trade and Risk Management, 20% of divisional revenue, saw revenues rise by 1% to £82 million, helped by price increases during the year and steady growth in Asia, including significant new sales with leading banks in China. Total outright revenue in 2005 of £36 million represented a 4% decrease over 2004, partly driven by the longer sales-to-revenue cycle associated with larger client deals. After a strong fourth quarter in 2005, prospects for 2006 in Trade and Risk Management are encouraging.

Operating costs totalled £325 million, down 11%. Within this, trading costs totalled £298 million, a drop of 9% compared to 2004. Fast Forward savings from scaling back dedicated technology consulting groups, following the decision to exit this business, were partially offset by investment in Core Plus growth initiatives including the 10 year Reuters Tick History database.

During 2006, we will continue to market the New Enterprise Approach launched as part of Core Plus. It groups Enterprise products together to create workflow solutions for customers, and will focus initially on portfolio valuation and algorithmic trading.

11.4 Media division
Overview
The Media division focuses on creating and delivering news to the world’s newspapers, television and cable networks, radio stations and websites. It is also developing direct-to-consumer services, principally through the reuters.com family of websites.

Reuters Text and Visuals products provide newspapers and magazines, news and information websites and TV channels with comprehensive, accurate and immediate text and broadcast news, video and photographic coverage. In 2005, we acquired Action Images, a specialist sports photography agency, to enable us to expand our global pictures business.

Reuters Consumer products target business professionals and individual investors with fast, accurate news and financial data, enabling them to stay informed about world events, manage their financial portfolios and perform better professionally.

Factiva, our 50% owned joint venture with Dow Jones, provides a broad range of global news and a deep historical archive of business information which client organisations can integrate into their business applications and intranet portals. Around 70% of Factiva’s revenue is derived from sources outside the financial services sector.

Our main competitors in the supply of news to the media are Associated Press, Agence France Presse, Dow Jones and Bloomberg News. In the direct-to-consumer market, Reuters competes with a variety of local and global providers including the BBC’s websites and Yahoo! Finance.

Financial performance

Media division summary operating and trading results	2005	2004
Year to 31 December	£m	£m

Revenue	153	144

Operating costs	(146)	(142)

Operating profit	11	4

Operating margin	7%	3%

Trading costs	(135)	(127)

Trading profit	18	17

Trading margin	12%	12%

Reconciliations between the GAAP and non-GAAP measures are provided in section 20 on page 27.

Revenue from the Media division, 7% of our total revenue, totalled £153 million, up 7% year-on-year.

Agency revenues grew 6% to £133 million, driven by a good performance from TV, including the successful launch of a Middle East service, continued strength in our Pictures business and new contractual arrangements with Factiva.

Consumer services revenues grew 12% to £20 million, reflecting a successful move away from syndication of news to other websites and towards promotion of direct to consumer platforms, such as reuters.com. Advertising revenues from online and signage platforms continued to grow rapidly, attracting high quality brands as diverse as Diet Coke, GE and Fidelity.

In January 2006 our 24 hour TV news channel for India in collaboration with The Times of India, TIMES NOW, went live. It represents an attractive investment in its own right and a strong branding opportunity from which to launch services to India’s growing urban, affluent audience.

Operating costs totalled £146 million, up 3%. Within this trading costs totalled £135 million, a 7% increase compared to 2004. Key cost drivers included expansion of news coverage to new regions and Core Plus investment in consumer services. These were partially offset by a reduction in data content costs with the move of activities to Bangalore as part of Fast Forward.

In 2006, the Media division is looking forward to continued strong revenue performance. We expect opportunities to grow our video news products and expand our Pictures business on the back of our recent acquisition of Action Images sports photography. The consumer services business expects strong growth in online advertising from its US, UK and Japanese markets. Profitability will be influenced by higher levels of investment in consumer editorial and marketing teams, and in developing online, mobile and ipTV distribution capabilities.

11.5 Instinet Group
Instinet Group review

Reuters Group PLC Annual Report and Form 20-F 2005	19

Back to Contents

Operating and Financial Review continued

A key driver of Instinet Group’s business was average daily trading volume in the US securities markets, which increased in 2005 over 2004 levels.

A significant portion of securities traded in Instinet Group’s business were NASDAQ-listed securities. Average daily trading volume in NASDAQ-listed stocks, which decreased slightly by 0.8% for the three quarters to September 2005 compared to the full year 2004. Average daily trading volume in US exchange-listed stocks has increased over the same time period by 7.1%, continuing the trend of the past five years.

Overall market share for INET, the electronic marketplace, had increased slightly to 13.5% of total US market share volume by September 2005 from 13.4% in 2004. Overall market share for Instinet, the institutional broker, decreased to 2.6% of total US equity trading volume to 30 September 2005 compared to 2.7% in 2004.

The volatility in market share reflected the intense competitive environment within the brokerage business, which has resulted in price reductions since 2001. In September 2001, INET reduced average prices by 11% with a new pricing schedule for US broker-dealer customers. In March 2002, INET began offering broker-dealer rebates. In October 2003, it reduced pricing for routing orders in Nasdaq-listed stocks to other trading venues through its automated smart order-routing system by 37% and introduced tiered pricing, offering lower prices to customers based on volume levels. In October 2004, INET introduced a new pricing schedule for transactions in US exchange-listed stocks. In January 2005, INET announced that it would share up to 50% of its market data revenue for certain American Stock Exchange transactions.

Instinet also operated in a highly competitive environment. Traditional brokerages were also severely impacted by tighter spreads, smaller commissions, the decrease of NASDAQ market making and diminished investment banking fee revenues, which compelled them to spend more time looking for additional profit-generating opportunities. This led traditional brokerage firms to increase their focus on offering algorithmic trading, program trading and direct market access to institutional customers and resulting in their directly competing with Instinet in price and technology to provide these services to customers. As a result, customers had become more demanding and cost conscious. Instinet pricing for US equities, measured in cents per share, declined 21.0% to 30 September in 2005, and 2.6% in 2004, and pricing for non-US equities, measured as a percentage of the total consideration of the trade, declined 12.5% to 30 September 2005 and 5.4% in 2004.

Supporting financial information
12 Management of risks
The Board has adopted a process for identifying, evaluating and managing significant risks faced by the Group. It has reviewed its effectiveness and, in doing so, has taken note of the Guidance on Internal Control (the Turnbull Guidance) contained in the Combined Code as updated by the version published by the Financial Reporting Council on 13 October 2005. The control system includes:

•	objective setting, risk assessment and monitoring of performance at both strategic and business unit levels though a process known within the Group as ‘mission analysis’;

•	the use of ‘balanced scorecards’ to track performance against targets relating to the financial, business, people and customer aspects of the Group’s business;

•	written policies and control procedures;

•	monthly reporting to the Board and senior management which, amongst other things, tracks performance against the annual budget;

•	systems to communicate rapidly to appropriate managers incidents requiring immediate attention; and

•	regular review meetings by the CEO and CFO with each GMC member which cover the performance, risks and controls for which the GMC member is responsible.

Two committees (the Audit Committee and the Disclosure Committee) are involved in the risk management process, together with a programme of internal audits. Internal auditors independently review the controls in place to manage significant risks and report to the Audit Committee twice a year. The Audit Committee reviews the assurance procedures annually, including compliance controls, and reports its findings to the Board.

The process and the component parts of the risk management framework are more fully described in ‘Risk Management, Internal Controls and Disclosure Controls and Procedures’ on page 37.

Further information on financial risks is contained in the financial statements within note 17 on page 73 to 81.

13 Pending transactions
There are no material pending transactions.

14 Treasury policies
Reuters treasury function is a cost rather than profit centre. All treasury activity takes place within a formal control framework under policies approved by the Board. As such, all transactions which are undertaken are designed to mitigate risk within the business or to secure committed funding. At no time are speculative transactions or transactions without an underlying commercial rationale undertaken.

The key objectives of the treasury function are to ensure sufficient liquidity exists to meet funding needs and to manage the interest rate and currency risks arising from the Group’s operations and its sources of finance.

Financing
We finance our operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, backed up as required by committed bank facilities and finance from capital markets. We manage our net fund position and interest costs to support our continued access to the full range of debt capital

20	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

markets. We expect to be able to finance our current business plans from ongoing operations and our external facilities.

Net cash flows are applied to reduce debt, placed in short-term investments with financial institutions holding strong credit ratings or used to repurchase the company’s own shares as part of an announced programme to enhance shareholder returns. The latter is subject to our intention to maintain an investment grade credit rating in the longer term. During 2005, £223 million was applied to market purchases of the company’s own shares (for information about the company’s share repurchases, see page 31). As at 31 December 2005, the Group held net funds of £253 million.

Reuters is rated by the three principal rating agencies. As at 31 December 2005, our long- and short-term ratings were Fitch A/F1, Moody’s A3/P-2 and Standard and Poor’s A-/A-2.

We borrow in various currencies, at both fixed and floating rates, and use derivative contracts to create the desired currency and interest rate basis. The conversion of net investments in foreign operations into the Group’s reporting currency of sterling creates translation exposure. To mitigate this effect, to the extent that the Group has core debt it will be held in currencies approximately proportionate to the currency profile of the Group’s net assets.

In broad terms, using the average net funds position, a 1% increase in global interest rates would have reduced profit before tax in the year by approximately £2 million (2004: £2 million) before the impact of hedging.

Syndicated credit facility
In April 2003, we entered into a committed syndicated credit facility for £1 billion. Subsequently £520 million of the facility has expired or been voluntarily cancelled. At 31 December 2005, we had available £480 million under the facility. The facility was undrawn during 2005. The commitment expires, and any final repayment is due, in April 2008.

The facility is on customary terms and conditions. Drawings under the facility may be made in sterling, euros or other currencies agreed at the time and bear interest at LIBOR plus a margin, variable according to the long-term credit rating of the company. The facility cross-defaults upon default by Reuters in payment or acceleration of any other borrowings in excess of £20 million. The facility contains two financial covenants (as calculated in accordance with UK GAAP): that Reuters operating profit before interest, tax and amortisation (subject to certain adjustments) should be greater than 2.75 times net finance charges and that Reuters net borrowings should not be greater than 3.50 times Reuters operating profit before depreciation and amortisation (subject to certain adjustments). As at 31 December 2005, we complied with these covenants.

Bilateral loan facilities
At the same time as the syndicated credit facility was arranged, committed bilateral facilities of £90 million were put in place on similar terms. Subsequently £66 million of the amount available has expired or been voluntarily cancelled. At 31 December 2005, we had available £24 million. No loans were outstanding under this facility during 2005.

Euro Commercial Paper Programme
A £1.5 billion Euro Commercial Paper Programme is available in respect of which Reuters had no outstanding obligations at 31 December 2005. The minimum outstanding during 2005 was nil and the maximum was £259 million.

The programme is on customary terms and conditions, including a condition that the company should not be in default on any other debt or similar obligation. Issues are only made to the extent that funds can be repaid from committed financing facilities or available Group cash. The programme has no final maturity date, contains no financial covenants and there is no requirement to update the programme documentation. Debt is issued at market rates agreed between the issuer and the dealer.

Euro Medium Term Note Programme
We also have available a £1 billion Medium Term Note Programme. At 31 December 2005, we had outstanding obligations of £369 million under the programme, repayable at various dates up to November 2010 including a €500 million (£344 million) public bond, issued in November 2003 and maturing in November 2010. The minimum outstanding during 2005 was £369 million and the maximum was £428 million.

The programme is on customary terms and conditions. The programme has no final maturity date but the prospectus, containing financial information, is updated each year to allow issuance to continue. Debt is issued at market rates agreed between the issuer and the dealer. The programme documentation contains no financial covenants and notes in issue have no cross-default provision.

Short-term uncommitted facilities
In addition, we have short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £164 million. At 31 December 2005, £25 million of the facilities were utilised in the form of bank overdrafts.

Contractual financial obligations
The following table summarises the Group’s principal contractual financial obligations at 31 December 2005, certain of which are described in the consolidated financial statements and notes. The Group expects to be able to fund such obligations from ongoing operations and its external facilities. Additionally, while not contractual commitments, we announced in July 2005 our Core Plus strategy, which will impact future cash flows. These included ‘strengthen it’ initiatives totalling £170 million to 2008 (£26 million was incurred in 2005), ‘grow it’ initiatives with a net impact on profit of £85 million to 2007 (£15 million impacted in 2005), and capital expenditure plans in 2006 of £220 million.

		Payments due by period

		Less than	1-3	3-5	After 5
Contractual obligations	Total	1 year	years	years	years
at 31 December 2005	£m	£m	£m	£m	£m

Finance lease payables	2	1	1	–	–

Debt obligations
(including future
interest payments)	653	92	105	456	–

Pension obligations*	317	47	50	47	173

Other long-term liabilities**	53	–	34	12	7

Operating leases	673	79	137	105	352

Purchase obligations	1,394	132	231	441	590

Total contractual
obligations	3,092	351	558	1,061	1,122

*	Pension obligations are recorded on the balance sheet at £317 million. As there is some discretion under the various schemes as to the amounts the Group will contribute to settlement of the net pension obligation, the amounts provided are estimates.

**	Non-current provisions (excluding net pension obligations) recorded on the balance sheet total £75 million. Of this, £53 million are financial liabilities that require settlement in cash. Additionally, the balance sheet contains a deferred tax liability of £66 million. No estimate has been provided for deferred tax in the table above as it is not a contractually obligated financial liability.

The most significant purchase obligation entered into during the year related to BT/Radianz becoming our supplier of network services over the next eight and a half years.

Reuters Group PLC Annual Report and Form 20-F 2005	21

Back to Contents

Operating and Financial Review continued

Foreign exchange
Almost 90% of Group revenue is denominated in non-sterling currencies. The Group also has significant costs denominated in foreign currencies with a somewhat different mix from revenue. In some cases, product pricing is denominated in a currency which is not the functional currency of the provider of services or the Reuters customer which gives rise to embedded derivatives, for which movements in value are recognised within the other income line as part of operating profit. Group profits are therefore exposed to currency fluctuations. The approximate proportions of operating profit excluding profits on disposals received in each key currency group were as follows:

Group operating profit excluding profits
on diposals by currency	2005	2004
Year to 31 December	%	%

Euro	171	173

US dollar	(10)	(13)

Japanese yen	39	36

Sterling	(98)	(134)

Other	(2)	38

Total	100	100

Sterling costs exceeded sterling revenue due to the level of restructuring costs and UK-based marketing, development, operational and central services costs.

In broad terms, using the 2005 mix of profits, the impact of an additional unilateral 1% strengthening of sterling would have been a reduction of approximately £4 million in operating profits (2004: £5 million).

Exchange rate movements in 2005 had a £1 million net positive impact on operating profit.

		Operating	Operating
	Revenue	cost	profit
Currency impact	£m	£m	£m

Impact of:

Weaker dollar	(7)	7	–

Stronger euro	5	(2)	3

Other currencies	–	(1)	(1)

Exchange rate movements	(2)	4	2

Change in currency mix	6	(7)	(1)

Total currency movements	4	(3)	1

The annual average rates for the dollar and the euro were 1.83 and 1.46 respectively (2004: 1.82 and 1.47 respectively).

No unremitted profits are hedged with foreign exchange contracts as we judge it inappropriate to hedge non-cash flow translation exposure with cash-based instruments.

Forward foreign exchange contracts, currency options and foreign exchange swaps are used to manage, where appropriate, the effects of transaction exposure and certain intercompany transactions which impact Group profits. Transaction exposure occurs when, as a result of trading activities, an entity receives or expends cash in a currency different to its functional currency.

15 Critical accounting policies
Group accounting policies comply with IFRS. These policies and associated estimation techniques and judgements have been reviewed by management and discussed with the Audit Committee, who have confirmed they are the most appropriate for the preparation of the 2005 financial statements.

Adoption of International Financial Reporting Standards
Prior to 2005, the Group prepared its audited annual financial statements under UK GAAP. For the year ended 31 December 2005, the Group is required to prepare its annual consolidated financial statements in accordance with IFRS and IFRIC interpretations as adopted by the EU and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements take account of the requirements and options in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ as they relate to the 2004 comparatives included herein.

IFRS 1 sets out the transition rules which must be applied when IFRS is adopted for the first time. As a result, certain of the requirements and options in IFRS 1 may result in a different application of accounting policies in the 2004 restated information from that which would apply if the 2004 financial statements were prepared using full retrospective adoption of IFRS. The standard sets out certain mandatory exceptions to retrospective application and certain optional exemptions.

Detailed disclosure on the mandatory exceptions applicable to the Group and the optional exemptions taken are provided within the financial statements on page 52 and pages 101 to 103.

Previously the financial statements were prepared in accordance with UK GAAP. To provide an indication of the impact of IFRS from the previously reported UK GAAP, reconciliations of the net profit and equity for 2004 are shown in note 40 on pages 101 to 103.

Accounting policies involving management judgement
In preparing these financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements. The areas discussed below are considered to be the most critical. The Group accounting policies underpinning the financial statements are outlined on pages 52 to 57, which also include reference to the areas of judgement within the accounting policies.

The impairment of property, plant and equipment, non-current assets held for sale and intangible assets (including goodwill)
Under IFRS, impairment is measured by comparing the carrying value of an asset or cash generating unit to its recoverable amount. Recoverable amount is defined as the higher of its fair value less costs to sell and its ‘value in use’. These comparisons require subjective judgements and estimates to be made by management with regard to projected future cash flows of income-generating units or the amounts that could be obtained from the sale of investments.

Note 13 of the financial statements on pages 67 to 68 outlines the key assumptions. Management has determined that no impairments are required for 2005 (2004: £18 million).

Intangible assets
Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming income-generating, is capitalised where it meets the criteria outlined in IAS 38 (‘Intangible Assets’). Such assets are then systematically amortised over their useful economic life (normally between three and five years). Additionally, the costs of acquiring software licences and costs incurred in bringing software into use are capitalised, and amortised over the expected life of the licence (normally five years).

There is judgement involved in determining an appropriate framework to consider which expenditure requires capitalisation and which should be expensed. Amounts capitalised in 2005 for development and software total £40 million (2004: £26 million).

22	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Defined benefit pension plans
The Group operates a number of defined benefit plans, some of which also include post-retirement medical benefits. For material schemes, their valuation is determined by independent actuaries. These valuations require assumptions to be made in respect of future income levels, expected mortality, inflation, the long-term rate of return on the scheme assets, rate of increase in social security costs and medical cost trends, expected mortality, along with the discount rate used to convert the future cash flows into a present value. These assumptions are reviewed annually.

The amounts recorded in the annual charge (service cost and interest cost offset by the expected return on assets) are sensitive to changes in these assumptions. Actuarial gains and losses are recognised fully in the Statement of Recognised Income and Expense.

Note 25 on pages 84 to 87 provides further details of the annual charges (£30 million) and the net outstanding pension obligation (£310 million), quantification of the underlying assumptions and an estimate of the impact on the financial statements to changes in the most critical assumptions.

Share-based payments and long-term incentive plans (LTIP)
IFRS 2 (Share-based payments), which we have elected to apply only to share awards granted after 7 November 2002 which have not vested by 1 January 2005, recognises that options represent an element of remuneration for services provided by employees and should be reflected as a charge against profit. The charge, which is spread over the vesting period of the award, is the fair value of the award at grant date and is calculated using an option pricing model.

A combination of Black Scholes and Monte Carlo simulation models has been used to calculate the fair values of awards. The use of these models requires management to make a number of assumptions including expected life of the options, expected dividends for the life of the option and historic volatility of Reuters shares. Management has considered historical data and made use of best practices in making these assumptions.

The total cost of share schemes in 2005 was £30 million (2004: £22 million). For additional information concerning the long-term incentive plan (LTIP), see ‘Equity incentive plans – LTIP’ on page 41 and note 33 on page 93.

Provisions
The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.

The largest provisions relate to 2005 Fast Forward restructuring charges, which cover primarily severances and leasehold properties. For severance provisions, the provision is only recognised where employees have a valid expectation, or have already been told, of their redundancy. A number of leasehold properties have been identified as surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by Reuters. A judgement has also been made in respect of the discount factor, based on a risk-free rate, which is applied to the rent shortfalls.

Additionally, the Group is subject to certain legal claims and actions (refer to note 35 on page 97). Provision for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, and/or providing for any associated legal costs. The level of any provision is inevitably an area of management judgement given that the outcome of litigation is difficult to predict.

Other provisions are held where the recoverability of amounts is uncertain, where the actual outcome may differ from the resulting estimates.

Segment reporting
The Group’s primary segmental reporting is by business division. The Group operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise, and Media. In order to report segmental results, it is necessary to determine a methodology to allocate revenues, costs, assets and liabilities to those segments.

Each division is responsible for specific products’ revenues, except for the Reuters 2000/3000 range of products and Reuters 3000 Xtra. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division, by reference to the nature of the customer taking the product. This is determined on a client-by-client basis.

Where costs relate to a specific division, they are mapped directly to that division. Where costs are shared, ABC techniques are used to split these costs between divisions. The Reuters ABC tool (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using different drivers of cost. These cost drivers (e.g. the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of costs.

Assets and liabilities are attributed to business divisions using methodologies consistent with those applied to revenue and costs. Assets and liabilities are segmented to the extent that they relate to the operating activities of the divisions. Assets and liabilities related to financing activities, including cash balances, are not segmented.

Divisional results could alter with the application of other allocation approaches and as improvements to the Profitability Insight model are made.

Taxation
The Group is subject to taxation in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues, based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Under IFRS and US accounting standards, in assessing which deferred tax assets to record on the balance sheet, management has made subjective judgements over the projected future profitability of certain legal entities.

16 US GAAP
A reconciliation of net income under IFRS and US GAAP is set out on page 107. A discussion of the relevant US accounting policies which differ materially from IFRS is given on pages 104 to 108 in the ‘Summary of differences between IFRS (as adopted by the EU) and US GAAP.’ Details of recent US GAAP accounting pronouncements are given on page 108.

Reuters Group PLC Annual Report and Form 20-F 2005	23

Back to Contents

Operating and Financial Review continued

17 Off-balance sheet arrangements
The Group does not have any off-balance sheet arrangements, as defined by the SEC that have, or are reasonably likely to have, a current or future effect on the Group’s financial position or results of operations material to investors.

18 Risk factors
Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the Risk Factors discussed below. Any forward-looking statements made by the Group or on its behalf speak only as of the date they are made. The Group does not undertake to update any forward-looking statements.

Reuters may not be able to realise the anticipated benefits of the transformation initiatives undertaken through the Fast Forward programme and the Core Plus growth strategy
The Fast Forward programme included streamlining the way information is delivered, offering a simpler and segmented product line, rationalising the non-core elements of the business, reshaping the cost base and reinvigorating the company culture. The Core Plus growth strategy includes investing in new revenue initiatives, product development rationalisation and data centre rationalisation. There can be no assurance of achievement of these objectives or of the exact timing or extent to which the anticipated benefits of the Fast Forward programme or Core Plus growth strategy will be realised.

Unfavourable conditions in financial markets may have a significant adverse effect on the Group’s business
The Group’s business is dependent upon the health of the financial markets and the participants in those markets. The Group’s trading products are dependent on the level of activity in those markets. If these conditions were to worsen or in the event of significant trading market disruptions or suspensions there could be adverse effects on the Group’s business. In addition, the Group’s business could be adversely affected by further consolidations among clients and competitors.

Currency fluctuations and interest rate fluctuations may have a significant impact on the Group’s reported revenue and earnings
The Group reports results in pounds sterling but receives revenue and incurs expenses in more than 70 currencies and is thereby exposed to the impact of fluctuations in currency rates. Currency movements resulted in a small positive impact on the Group operating profit in 2005. A strengthening of sterling from current levels, especially in relation to other currencies in which the Group derives significant revenues or holds significant assets such as the euro or the US dollar, could adversely affect results in future periods. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in the Group’s consolidated financial statements. In addition, an increase in interest rates from current levels could adversely affect the Group’s results in future periods.

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

In addition, the Group may delay or halt the launch of new products and services; its existing products and services may cease to be attractive to customers; and new products and services that the Group may develop and introduce may not achieve market acceptance. In the event any of the foregoing occurs, the Group’s financial results could be adversely affected.

The Group is dependent on third parties for the provision of certain network and other services
The Group has outsourced the day-to-day operation of most of its networks to BT/Radianz, which also provides network services to companies in addition to the Group. In connection with the 2001 acquisition of certain businesses and assets of Bridge Information Services (Bridge), Reuters entered into a network services agreement with Savvis which was the primary provider of network services to Bridge. In addition, Savvis had a network services agreement with Telerate which Reuters acquired in its acquisition of Telerate. Failure or inability of any third party that provides significant services to the Group, such as BT/Radianz or Savvis, to perform its obligations could adversely affect the Group’s financial results.

The Group’s business may be adversely affected if its networks or systems experience any significant failures or interruptions or cannot accommodate increased traffic
The Group’s business is dependent on the ability to rapidly handle substantial quantities of data and transactions on its computer-based networks and systems and those of BT/Radianz, Savvis and others. Any significant failure or interruption of such systems, including terrorist activities, could have a material adverse effect on its business and results of its operations. The continuing increase in the update rates of market data may impact product and network performance from time to time. Factors that have significantly increased the market data update rates include: the emergence of proprietary data feeds from other markets; high market volatility; decimalisation; reductions in trade sizes resulting in more transactions; new derivative instruments; increased automatically-generated algorithmic and program trading; market fragmentation resulting in an increased number of trading venues; and multiple listings of options and other securities. While the Group has implemented a number of capacity management initiatives, there can be no assurance that the Group and its network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

The Group is exposed to a decline in the valuation of companies in which it has invested
The Group has entered into joint ventures with, and made strategic investments in, a number of companies and intends to continue to do so. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’ expectations, and external market and economic conditions. The Group has limited ability to influence the management or performance of these companies.

24	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Significant competition or structural changes in the financial information and trading industries could adversely affect the Group’s business
The Group faces significant competition in the financial information and trading industries. The availability of public internet technology reduces barriers to entry and increases the availability of trading venues, resulting in more commoditised data and less valuable data, less effective control over intellectual property and reduced revenues. Many of the financial markets which the Group serves are undergoing or may undergo structural changes as a result of competition, regulation or otherwise. If the Group is unable to cope effectively with increased competitive pressure or structural changes arising from the above or any other factors, its financial results could be adversely affected.

The Group may be exposed to adverse governmental action in countries where Reuters conducts reporting activities
As the world’s largest news and information company, the Group may suffer discriminatory tariffs or other forms of adverse government intervention due to the nature of its editorial and other reporting activities.

The Group may not be able to realise the anticipated benefits of existing or future acquisitions or disposals
To achieve its strategic objectives, the Group has acquired, invested in and/or disposed of, and in the future may seek to acquire, invest in and/or dispose of various companies and businesses. No assurance can be given that the Group will realise, when anticipated or at all, the benefits it expects as a result of any acquisition, investment or disposal. Achieving the benefits of acquisitions and investments will depend on many factors, including the successful and timely integration, and in some cases the consolidation of products, technology, operations and administrative functions, of companies that have previously operated separately. Considering the technical and complex nature of the Group’s products and services, these integration efforts may be difficult and time-consuming. Achieving benefits of disposals will likewise depend on many factors, including realisation of appropriate value, successful separation of the businesses and operations and management of related costs, and achievement of any benefits sought in connection with the transaction.

The Group may identify issues with controls over financial reporting, including as a result of the implementation project to achieve compliance with the Sarbanes Oxley Act, section 404
Reuters will be required to comply with section 404 of the US Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) next year. This requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, the Group’s independent auditors must report on management’s evaluation of those controls. The Group began working on necessary activities in 2003 and is in the process of documenting and testing its systems of internal controls over financial reporting to provide the basis for its certification. During this process, the Group may identify deficiencies in its system of internal controls over financial reporting that may require remediation. At this stage, due to the ongoing evaluation and testing of the Group’s internal controls, there can be no assurance that any such deficiencies identified may not be significant deficiencies or material weaknesses that would require remediation. The Group complies with other elements of the Act that are already in force.

The Group operates in an increasingly litigious environment
The Group’s business involves a number of areas of technology, including certain business methods. This, combined with the recent proliferation of so-called ‘business method patents’ issuing from the US Patent Office, and the increasingly litigious environment that surrounds patents in general, increases the possibility that a member of the Group could be sued for patent infringement. If such an infringement suit were successful, it is possible that the infringing product would be enjoined by court order and removed from the market, in addition to the legal fees that would be incurred defending such a claim. Any settlement of such a claim could also involve a significant sum.

19 Definition of key financial performance measures
The Group measures its financial performance by reference to revenue and profit, operating margin, EPS, cash flow and net funds.

To supplement IFRS measures, the Group undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS headline indicators (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.

Underlying results
Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results under IFRS) and sometimes in underlying terms. Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals, as these are factors that are not on a like-for-like basis between periods. This enables comparison of Reuters operating results on a like-for-like basis between periods.

•	Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Underlying results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis. Currency exposure is described in section 14 ‘Treasury Policies’ on pages 20 to 21.

•	Underlying results are calculated excluding the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from acquisition or disposal activity.

Exclusion of restructuring charges
Reuters results are reviewed before and after the costs of Reuters business transformation plan (which includes the Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme, Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the Group’s property portfolio. Fast Forward is a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged (refer to page 8 for discussion of the programme).

The Fast Forward programme was centrally managed, and its

Reuters Group PLC Annual Report and Form 20-F 2005	25

Back to Contents

Operating and Financial Review continued

performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit and margin measures.

Acquisition integration costs are one-off charges associated with transaction activity which do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit/(losses) from disposals, and fair value movements
For certain cost, profit, margin and EPS measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, and fair value movements. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’ and ‘Trading Margin’. The rationale for isolating restructuring charges is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit/(losses) from disposals
Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-taxation profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

Amortisation and impairment charges in respect of software and development intangibles are included within operating costs.

Fair value movements
Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where those changes are reflected in the income statement).

Financial assets held at fair value through profit or loss included Reuters investment in Savvis convertible shares. This investment was sold as part of the acquisition consideration for Telerate. Fair value movements for this investment have been analysed separately from the ongoing operations of the business units during 2005.

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken provide effective economic hedges, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the hedge may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

Tax and adjusted EPS
To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.

Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, disposal profits/losses and related tax effects.

Dividend policy
Presenting earnings before the impact of restructuring charges, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, the Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements and profits/(losses) on disposals.

Free cash flow
Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are both discretionary in nature and unrelated to ongoing recurring operating activities such as purchase of shares by the Employee Share Ownership Trusts (ESOTs), loans with associates and joint ventures and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

Net funds/debt
Net funds/debt represents cash, cash equivalents and short-term investments, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

26	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

20 Reconciliations of non-GAAP measures to IFRS
Reconciliation of operating profit to Reuters trading profit and margin measures

	2005	2005	2004	2004
Year to 31 December	£m	%	£m	%

Operating profit from continuing activities/margin	207	9%	194	8%

Excluding:

Restructuring charges	112	4%	120	5%

Impairments and amortisation of business combination intangibles	22	1%	16	1%

Investment income	(1)	–	–	–

Profit on disposal of subsidiaries	(4)	–	(4)	–

Fair value movements	(2)	–	–	–

Reuters trading profit/margin	334	14%	326	14%

Reconciliation of profit before taxation from continuing activities to Reuters non-GAAP profit before taxation

	2005	2005	2004	2004
Year to 31 December	£m	%	£m	%

Profit before tax/margin from continuing operations	238	10%	396	17%

Excluding:

Impairments and amortisation of business combination intangibles	22	1%	16	1%

Investment income	(1)	–	–	–

Profit on disposal of subsidiaries, associates and joint ventures	(42)	(2%)	(207)	(9%)

Fair value movements	(2)	–	–	–

Reuters profit from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals and fair value movements	215	9%	205	9%

Reconciliation of basic EPS to Reuters adjusted EPS

	2005	2005	2004	2004
Year to 31 December	£m	EPS Pence	£m	EPS Pence

Profit/basic EPS from continuing activities	229	16.3	356	25.4

Excluding:

Impairments and amortisation of business combination intangibles	22	1.6	16	1.1

Investment income	(1)	(0.1)	–	–

Profit on disposal of subsidiaries, associates and joint ventures	(42)	(2.9)	(207)	(14.7)

Fair value movements	(2)	(0.2)	–	–

Adjustments to tax charge for tax effect of excluded items	(13)	(0.9)	–	–

Reuters profit/basic EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements and related taxation effects	193	13.8	165	11.8

Reuters Group PLC Annual Report and Form 20-F 2005	27

Back to Contents

Operating and Financial Review continued

Reconciliation of actual percentage change to underlying change – Revenue by division by type

			Impact of
	Underlying	Impact of	acquisitions	Actual
% change versus year ended 31 December 2004	change	currency	& disposals	change

Recurring	(1%)	–	4%	3%

Outright	(40%)	5%	–	(35%)

Usage	10%	–	–	10%

Sales & Trading	(1%)	–	4%	3%

Recurring	4%	–	(1%)	3%

Outright	(36%)	3%	–	(33%)

Usage	(41%)	–	–	(41%)

Research & Asset Management	3%	–	(1%)	2%

Recurring	4%	1%	1%	6%

Outright	(21%)	1%	–	(20%)

Enterprise	(1%)	1%	1%	1%

Recurring	3%	–	–	3%

Outright	34%	1%	7%	40%

Media	6%	–	1%	7%

Recurring	1%	–	3%	4%

Outright	(23%)	1%	–	(22%)

Usage	12%	–	1%	13%

Total Reuters revenue	–	–	3%	3%

Reconciliation of actual percentage change to underlying change – Reuters revenue by division by product family

			Impact of
	Underlying	Impact of	acquisitions	Actual
% change versus year ended 31 December 2004	change	currency	& disposals	change

Reuters Xtra	11%	–	–	11%

Reuters Trader	(23%)	1%	10%	(12%)

Recoveries	–	1%	5%	6%

Sales & Trading	(1%)	–	4%	3%

Reuters Xtra	1%	–	7%

Reuters Trader	(15%)	2%	1%	(12%)

Reuters Knowledge	9%	1%	(22%)	(12%)

Reuters Wealth Manager	1%	–	7%	8%

Research & Asset Management	3%	–	(1%)	2%

Enterprise	(1%)	1%	1%	1%

Media	6%	–	1%	7%

Total Reuters revenue	–	–	3%	3%

28	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Reconciliation of divisional operating costs to trading costs

	2005

	Sales & Trading	R&AM	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating costs	1,475	305	325	146	2,251

Restructuring charges	(76)	(11)	(17)	(8)	(112)

Impairments and amortisation of business combination intangibles	(13)	(3)	(5)	(1)	(22)

Fair value movements (in expenses)	(16)	–	–	–	(16)

Foreign currency translation	(2)	–	(1)	–	(3)

Other income	(14)	(3)	(4)	(2)	(23)

Trading costs	1,354	288	298	135	2,075

	2004

	Sales & Trading	R&AM	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating costs	1,385	295	365	142	2,187

Restructuring charges	(63)	(18)	(27)	(12)	(120)

Impairments and amortisation of business combination intangibles	(10)	(3)	(3)	–	(16)

Foreign currency translation	(1)	–	–	–	(1)

Other income	(22)	(5)	(7)	(3)	(37)

Trading costs	1,289	269	328	127	2,013

Reconciliation of divisional operating profit to trading profit

	2005

	Sales & Trading	R&AM	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating profit	157	(37)	76	11	207

Restructuring charges	76	11	17	8	112

Impairments and amortisation of business combination intangibles	13	3	5	1	22

Investment income	(1)	–	–	–	(1)

(Profit)/loss on disposal of subsidiaries	(7)	5	(1)	(1)	(4)

Fair value movements	3	(2)	(2)	(1)	(2)

Trading profit	241	(20)	95	18	334

			2004

	Sales & Trading	R&AM	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating profit	175	(16)	31	4	194

Restructuring charges	63	18	27	12	120

Impairments and amortisation of business combination intangibles	10	3	3	–	16

Foreign currency translation	5	(12)	2	1	(4)

Trading profit	253	(7)	63	17	326

Reuters Group PLC Annual Report and Form 20-F 2005	29

Back to Contents

Operating and Financial Review continued

Reconciliation of cash generated from Reuters operations to Reuters free cash flow

	2005			2004

	Continuing	Discontinued	Reuters	Continuing	Discontinued	Reuters
	operations	operations	Group	operations	operations	Group
Year to 31 December	£m	£m	£m	£m	£m	£m

Cash generated from operations	268	3	271	307	(27)	280

Interest received	42	13	55	10	9	19

Interest paid	(49)	–	(49)	(29)	(1)	(30)

Taxation paid	(11)	(13)	(24)	(34)	(9)	(43)

Cash flow from operating activities	250	3	253	254	(28)	226

Purchases of property, plant and equipment	(138)	(7)	(145)	(90)	(19)	(109)

Proceeds from sale of property, plant and equipment	3	–	3	49	17	66

Purchases of intangible assets	(40)	–	(40)	(27)	–	(27)

Interim funding payment from Telerate	(18)	–	(18)	18	–	18

Dividends received	5	–	5	4	1	5

Repayment of funds to/(from) BTC	26	(26)	–	–	–	–

Free cash flow	88	(30)	58	208	(29)	179

Components of net funds

	2005	2004
As at 31 December	£m	£m

Cash and cash equivalents	662	578

Bank overdrafts	(25)	(17)

	637	561

Short-term investments	1	258

Borrowings (excluding bank overdrafts)	(385)	(493)

Net funds	253	326

30	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Directors’ report

The directors submit their annual report and audited financial statements for the year ended 31 December 2005.

01 Activities
The Group’s business, a review of its activities during 2005 and likely future developments are described on pages 7 to 20. Details of the Group’s research and development activity and expenditure is given on page 60.

02 Share capital and dividends
Details of the changes in the authorised and called up share capital are set out in note 27 on page 89. Details of significant shareholdings are given on page 119.

An interim dividend of 3.85 pence per ordinary share was paid on 31 August 2005. The directors recommend a final dividend of 6.15 pence per ordinary share, giving a total of 10 pence per ordinary share for the year (2004: 10 pence). Subject to shareholders’ approval at the Annual General Meeting (AGM) to be held on 27 April 2006, the final dividend will be paid on 4 May 2006 to members on the register holding ordinary shares at the close of business on 17 March 2006. It will be paid on 11 May 2006 to ADS holders on the register at the close of business on 17 March 2006.

03 Employees
Information about Reuters employment policies and practices can be found in ‘People’ on pages 10 and 11.

04 Charitable contributions
In 2005 Reuters continued to support community initiatives and charitable causes, mainly through the work of the Reuters Foundation charitable trust. A report on the activities of the Foundation and Reuters wider corporate responsibility programme can be found on page xx and at www.about.reuters.com/csr. Reuters donated cash totalling £1.7 million during 2005 (2004: £2.4 million). In addition to this cash contribution, employees are encouraged to give their time and skills to a variety of causes and Reuters provides equipment and information services free of charge.

It is the Group’s policy not to make political contributions and none was made in 2005.

05 Creditor payment terms
It is our normal procedure to agree terms of transactions, including payment terms, with suppliers in advance. Payment terms vary, reflecting local practice throughout the world. In the UK, Reuters has signed up to the Better Payment Practice Code. Reuters policy is to make payments on time, provided suppliers perform in accordance with the agreed terms. Group trade creditors at 31 December 2005 were equivalent to 13 days’ purchases during the year (2004: 19 days).

06 Acquisition of own shares
At the AGM held on 21 April 2005, shareholders renewed the company’s authority under section 166 of the Companies Act 1985 to make purchases of up to 143,540,000 ordinary shares at a price of not more than 5% above their average middle market quotation in the London Stock Exchange Daily Official List for the five business days prior to the date of purchase.

On 26 July 2005, Reuters announced its intention to return £1 billion to shareholders, including the proceeds of around $1 billion from the Instinet Group sale, and initiated an on-market buyback programme, which is expected to run up to July 2007. Between 26 July and 31 December 2005, 57,400,000 shares with a nominal value of £14,350,000 were repurchased at a cost of approximately £224 million. This represents 4% of called up share capital.

07 Substantial shareholdings
Details of substantial shareholdings can be found on page 119.

08 Related party transactions
Details of related party transactions are given on page 123.

09 Financial instruments
Details of the financial risk management objectives and policies of the company and the exposure of the company to financial risk is given on page 20 and note 17 on pages 73 to 81.

10 Post balance sheet events
Details of post balance sheet events are given on page 100.

11 Directors
The names and biographical details of current directors are given on pages 32 and 33.

The following Board changes occurred during 2005 and early 2006:

8 February 2005 Ian Strachan stood down from the Audit Committee.

20 July 2005 Charles Sinclair stepped down as Chairman of Remuneration Committee but remained on the Committee until 6 December 2005.

19 September 2005 Ian Strachan appointed as Chairman of Remuneration Committee.

23 September 2005 Sir Deryck Maughan appointed to the Board.

6 December 2005 Charles Sinclair retired from the Board.

24 January 2006 Ian Strachan appointed to the Nominations Committee.

Details of directors’ interests in the company’s shares, the remuneration of the non-executive and executive directors and information on the service contracts of the executive directors are set out on pages 39 to 48. A non-executive director is not required to hold ordinary shares in order to qualify as a director.

12 Risk management, internal controls and disclosure controls and procedures
Disclosures can be found in ‘Corporate governance and statement of directors’ responsibilities’ on page 37.

13 Auditors
The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution that they be reappointed will be proposed at the AGM.

By order of the Board

Rosemary Martin
General Counsel and Company Secretary
10 March 2006

Reuters Group PLC Annual Report and Form 20-F 2005	31

Back to Contents

Directors and senior managers

The directors and senior managers of Reuters Group at 7 March 2006 are:

Name	Position	Position held since

Directors

Niall FitzGerald, KBE	Chairman, Director[1]	2004; 2003

Thomas Glocer	CEO; Director	2001; 2000

David Grigson	CFO; Director	2000

Devin Wenig	President of Business Divisions; Director	2003

Lawton Fitt	Director[1]	2004

Penelope Hughes	Director[1]	2004

Edward Kozel	Director[1]	2000

Sir Deryck Maughan	Director[1]	2005

Kenneth Olisa	Director[1]	2004

Richard Olver	Director[1]	1997

Ian Strachan	Director[1]	2000

Senior Managers

Anne Bowerman	Interim Group HR Director	2005

Christopher Hagman	Managing Director, Global Sales & Service Operations	2003

Geert Linnebank	Editor-in-Chief and Global Head of Content	2000

Rosemary Martin	General Counsel and Company Secretary	2003; 1999

Susan Taylor-Martin	Global Head of Corporate Strategy	2004

Simon Walker	Director of Corporate Marketing & Communications	2003

Note: 1 Non-executive director

Directors
Niall FitzGerald, KBE Chairman; Chairman of the Nominations Committee. He is a Member of the World Economic Forum’s Foundation Board, a Fellow of the Royal Society for the encouragement of Arts, Manufactures & Commerce and the Association of Corporate Treasurers and a Non-executive director of the Nelson Mandela Legacy Trust (UK). He is also a member of various advisory bodies, including the President of South Africa’s International Investment Advisory Council and the Shanghai Mayor’s International Business Leaders Council. Former Chairman and Chief Executive Officer of Unilever PLC (1996–2004), former Non-executive director of Merck, Ericsson, Bank of Ireland and Prudential PLC. Former President of the Advertising Association, former Co-Chairman of The TransAtlantic Business Dialogue and former Chairman of The Conference Board, Inc. Age 60.

Thomas (Tom) Glocer CEO. Previously CEO of Reuters Information (2000) and President and Senior Company Officer, Reuters America (1998–2000). Appointed CEO, Reuters Latin America in 1997 after serving in Reuters legal department from 1993. Formerly practised law in New York, Paris and Tokyo with Davis Polk & Wardwell. Member of the Corporate Council of the Whitney Museum, The Madison Council of the Library of Congress, the Leadership Champions Group (Education) of Business in the Community, The Advisory Board of the Judge Institute of Cambridge University and The Corporate Advisory Board of the Tate. Non-executive director of Instinet Group until Instinet Group was acquired in 2005 by NASDAQ. Age 46.

David Grigson CFO. Joined Reuters in August 2000 from Emap PLC where he was Group Finance Director and Chairman of Emap Digital. He is a qualified chartered accountant. Formerly held senior finance roles in the UK and US at Saatchi and Saatchi PLC (1984–1989). Held a number of financial positions at Esso UK (1980–1984). Former Non-executive director of Instinet Group. Chairman of Radianz until Radianz was acquired in 2005 by BT. Age 51.

Devin Wenig Executive director and President of Business Divisions. Previously President, Investment Banking & Brokerage Services (2001–2003). Joined Reuters in 1993 as corporate counsel, Reuters America and held a number of senior management positions before being appointed President, Investment Banking & Brokerage Services in January 2001. Also a Non-executive director of Nastech Pharmaceutical Company and a former Non-executive director of Instinet Group. Age 39.

Lawton Fitt Non-executive director; member of the Audit Committee. Non-executive director of CIENA Corporation and Citizen Communications. Director and Trustee of Reuters Foundation. Previously a Partner and Managing Director of Goldman Sachs Group Inc. Trustee of several not-for-profit organisations including contemporary arts centres in New York and Berlin. Former Secretary (Chief Executive) of the Royal Academy of Arts. Age 52.

Penelope (Penny) Hughes Non-executive director; member of the Remuneration Committee. Director of The GAP Inc., Vodafone PLC, Skandinaviska Enskilda Banken, Molton Brown Limited and a Member of the Advisory Board of Bridgepoint Capital. Former President, Coca Cola Great Britain and Ireland. Former Director of Bodyshop International PLC (1994–2000), Enodis PLC (1996–2001), SC Johnson (2002–2004), web-angel (2000–2003) and Trinity Mirror PLC (1999–2005). Age 46.

Edward (Ed) Kozel Non-executive director; member of the Remuneration Committee. Chief Executive of CRIGHT. Also a Director of Yahoo. Formerly a Non-executive director of Cisco Systems Inc. (2000–2001), where he worked from 1989–2000 in a number of roles, including Chief Technology Officer and Senior Vice President for business development. Also a former Non-executive director of Tibco Software Inc. (2000–2001) and Narus Inc. (1999–2003). Prior to 1989 he worked with SRI International in California. Age 50.

32	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Sir Deryck Maughan Non-executive director. Director of Glaxosmithkline plc, Managing Director of KKR, Chairman of KKR, Asia, Trustee of Carnegie Hall, Lincoln Center Inc. and NYU Medical Center. He serves on Advisory Councils at Stanford and Harvard Universities. Former Chairman and CEO of Citigroup International, former Vice-Chairman of the New York Stock Exchange and former Chairman and CEO of Salomon Brothers (1992–1997). Age 58.

Kenneth (Ken) Olisa Non-executive director; member of the Audit Committee. Non-executive director of BioWisdom and Open Text Corporation. He is a Liveryman of the Worshipful Company of Information Technologists, a Freeman of the City of London, Chairman of homelessness charity, Thames Reach Bondway, a Governor of the Peabody Trust and a Director and Trustee of Reuters Foundation. Former Chairman (2000–2006) and CEO of Interregnum plc which he founded in 1992. Former Senior Vice President and General Manager of Wang Europe, Africa and the Middle East (1981–1992) and his career began at IBM (1974–1981). Former Director of uDate.com, Metapraxis Adaptive Inc. and Yospace Technologies Ltd and former Postal Services Commissioner. Age 54.

Richard (Dick) Olver Non-executive director; Chairman of the Audit Committee; member of the Nominations Committee and Senior Independent Director. Chairman of BAe Systems PLC since July 2004. He worked for BP PLC and was Deputy Group Chief Executive (2003–2004) and CEO of BP Exploration & Production Division (1998–2002). A Fellow of the Royal Academy of Engineering. A Guardian of New Hall School. Age 59.

Ian Strachan Non-executive director; Chairman of the Remuneration Committee; member of the Nominations Committee. Non-executive director of Transocean Inc., Johnson Matthey PLC, Xstrata PLC and Rolls Royce Group PLC. Former Chairman of Instinet Group, former Non-executive director of Harsco Corporation, Deputy Chairman of Invensys PLC (1999–2000) and Chief Executive Officer of BTR PLC (1996–1999). Former Deputy Chief Executive Officer (1991–1995) and Chief Financial Officer of Rio Tinto PLC (1987–1991). Also a former Non-executive director of Commercial Union PLC (1991–1995). Age 62.

Charles Sinclair retired from the Board on 6 December 2005.

Senior managers
Anne Bowerman Interim Group HR Director. Anne joined Reuters in 1995. She held a variety of HR roles within Reuters, including Head of Learning & Development, prior to being appointed to her current role in July 2005. Before joining Reuters, Anne was HR Director for an information technology company. Age 50.

Christopher Hagman Managing Director, Global Sales & Service Operations. Christopher joined Reuters in 1987, based in Sweden, and has held various senior sales and general business management positions in Sweden, the Netherlands and the UK before being appointed to his current post in April 2001. Christopher was appointed as a Member of the Executive Board of the Community of European Management Schools and Internal Companies in December 2005. Age 47.

Geert Linnebank Editor-in-Chief and Global Head of Content. Geert became Editor-in-Chief in 2000 having held various editorial roles. He was appointed Chairman of Reuters Foundation in March 2004 and President and Director of Reuters Foundation Inc. in September 2005. Before joining Reuters in 1983, he was a correspondent, EC and Belgium, for AP-Dow Jones – Brussels. Age 49.

Rosemary Martin General Counsel and Company Secretary. Rosemary joined Reuters in 1997 as Deputy Company Secretary and became Company Secretary in 1999. Appointed General Counsel in 2003. Rosemary has been the Director of Reuters Foundation since 2000. Former Partner at Mayer, Brown, Rowe & Maw for nine years. Non-executive director of HSBC Bank PLC. Member of Financial Services Authority Listing Authority Advisory Committee. Age 45.

Susan Taylor-Martin Global Head of Corporate Strategy. Susan joined Reuters in 1993, during which time she has held a number of management roles including running the global news product group and the global equities business. Susan was appointed to her current role in 2004. Prior to joining Reuters, Susan worked in Corporate Finance, specialising in mergers and acquisitions. Age 41.

Simon Walker Director of Corporate Marketing & Communications. Simon joined Reuters in 2003. Prior to joining Reuters, Simon was Communications Secretary at Buckingham Palace and Director of communications at British Airways PLC. Simon is a Trustee of the charity, UK-NZ Link Foundation and a Director of Communicor Public Relations and Awaroa Partners. Age 52.

Michael Sayers resigned from the GMC on 21 September 2005 and left Reuters on 31 December 2005. Christian Verougstraete resigned from the GMC and Reuters on 2 October 2005. Alex Hungate stepped down from the GMC on 30 June 2005 to take up his role as Managing Director for Asia. Stephen Dando will be joining Reuters as Group HR Director and a member of the GMC in April 2006. Roy Lowrance has been appointed Chief Technology Officer of the Group and will join the GMC in March 2006.

Reuters Group PLC Annual Report and Form 20-F 2005	33

Back to Contents

Corporate governance and statement of directors’ responsibilities

01 Statement on corporate governance compliance
Corporate governance – the system by which the Group is directed and controlled – is important for Reuters. The strength of the Group’s corporate values, its reputation and its ability to deliver its business objectives depend, amongst other things, on the effectiveness of its corporate governance system.

External influences on the Group’s approach to corporate governance are:

•	the laws to which it is subject;

•	the rules which apply as a company listed on the London Stock Exchange and on NASDAQ in the US;

•	the regulations applied by financial services regulators around the world; and

•	the guidance given by investors and others interested in seeing good governance applied in practice.

Reuters monitors and responds to these, particularly in the UK and US which are where most of the company’s shareholders are located, continuously improving the Group’s internal governance systems.

Throughout 2005, the Group has complied with the Combined Code on Corporate Governance published in July 2003, save that no individual member of the Audit Committee has been identified by the Board as having ‘recent and relevant financial experience’ (code principle C3.1) . However, in common with all the non-executive directors, the members of the Audit Committee are experienced and influential individuals, having the skills described in their biographies in ‘Directors and senior managers’ (see pages 32 and 33) and the Board considers that, collectively, the members have the attributes required to discharge properly the Committee’s responsibilities.

The Group also complies with all SEC and NASDAQ governance requirements, with the exception of two provisions of the NASDAQ governance rules. The company has received waivers from NASDAQ to both exceptions on the basis that compliance with the rules would be contrary to standard UK business practice. Since 1988, Reuters has operated under a waiver of NASDAQ’s requirement that all shareholder meetings require a quorum of at least one-third of outstanding voting shares; instead, the company’s Memorandum and Articles of Association (Articles) provide, as is typical for English public companies, that a quorum shall consist of any two shareholders. In 2004 the company also received a waiver from NASDAQ’s provisions requiring shareholder approval of employee share-based incentive schemes. Reuters seeks and has received shareholder approval of its employee share-based incentive schemes to the extent required by UK regulation, including the UKLA Listing Rules.

02 Reuters Trust Principles
The Group’s internal system of governance begins with Reuters Trust Principles (see ‘Information for shareholders – Memorandum and Articles of Association – The Reuters Trust Principles and The Founders Share Company’ on pages 119 to 120) which are designed to protect Reuters integrity and independence and represent the core values at the heart of Reuters business. They are set out in the company’s constitutional documents and in the code of conduct which applies to every Reuters employee. The Trust Principles are a fundamental part of the Reuters brand.

The directors are required by the Articles to have due regard to the Trust Principles insofar as they are capable of being observed in accordance with their other duties as directors. Thus the Trust Principles are integral to the Board’s approach to the company’s business.

03 The Board
Board composition and directors’ independence
Niall FitzGerald chairs the company’s Board. He met the independence criteria set out in the Combined Code when he was appointed. His significant commitments, other than Reuters, are being a member of the World Economic Forum’s Foundation Board and Chairman of the Nelson Mandela Legacy Trust (UK).

Reuters has three executive directors: CEO, Tom Glocer; Chief Financial Officer (CFO), David Grigson; and President of Business Divisions, Devin Wenig.

In addition to the Chairman, there are seven non-executive directors on the Board. Dick Olver, who is the senior independent non-executive director, is available to shareholders if they have concerns. No meetings with Dick Olver were requested by shareholders during 2005. The quality of the individual directors, the balance of the Board’s composition and the dynamics of the Board as a group, ensure both the Board’s effectiveness and the inability of an individual or small group to dominate the Board’s decision making. The Board has determined that each of the non-executive directors is independent in character and judgement by reason of his or her personal qualities, and that each of the non-executive directors is ‘independent’ as that term is defined in NASDAQ and SEC governance requirements.

Each executive director receives a service contract on appointment (see the Remuneration report for further information) and each non-executive director receives a letter setting out the terms of the appointment. Copies of the service contracts and non-executive directors’ letters of appointment are available to shareholders from the Company Secretary on request. The non-executive directors’ appointment letters specify that the appointment is for a term of six years, subject to review after three years. Dick Olver continued to hold office beyond the initial six-year term at the request of the Board. On 1 December 2006 Dick Olver will have served on the Reuters Board for nine years. In view of this, his continuing role as a director of the company and as the senior independent non-executive director has been discussed by the Chairman with representatives of the major shareholders of the company. During the discussions the Chairman explained the value of continuing to have available to the Board Dick Olver’s skills, experience and detailed knowledge of Reuters, particularly in view of the fact that over half of the non-executive directors have less than two years’ experience on the Reuters Board. The major shareholders’ representatives support Dick Olver’s continuation as a director.

The Articles provide that at each AGM any director appointed since the last AGM shall stand for election by the shareholders and one third of the directors shall retire from office by rotation and be eligible for re-election by the shareholders. However, to recognise that some shareholders prefer all the directors to stand for re-election each year, once again at the 2006 AGM each of the directors will retire from office and offer himself or herself for re-election.

Role of the Board and its committees
The Board is responsible for the success of the Group within a framework of controls which enables risk to be assessed and managed. Its aim is for the Group to achieve profitable growth within an acceptable risk profile. It seeks to achieve this by:

•	agreeing the strategic framework and keeping it under rigorous review;

•	monitoring the implementation of strategy through the operational plans;

•	focusing on long-term sustainable value creation;

34	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

•	safeguarding the longer-term values of the company, including its brand and corporate reputation;

•	overseeing the quality of management and how it is maintained at world-class levels; and

•	maintaining a governance framework that facilitates substance and not merely form.

A schedule of matters reserved for the Board’s decision identifies those matters that the Board does not delegate to management. It includes the approval of corporate objectives, strategy and the budget, significant transactions and matters relating to share capital. During 2005 the Board focused particular attention on the development of Reuters growth strategy; the acquisition of Telerate and the disposals of Instinet Group and Radianz; brand management; succession planning; performance management and the control environment.

The Board is assisted by its committees. Through the Audit Committee, it satisfies itself on the integrity of financial information and that the financial, operational and compliance controls and systems of risk management are robust. Through the Remuneration Committee, the Board determines appropriate levels of remuneration of executive directors and other senior managers. The Nominations Committee is the forum through which the Board discharges its role in nominating new directors and succession planning. These committees are described in more detail below.

There is a clear division of responsibilities between the running of the Board, which is the Chairman’s responsibility, and the running of Reuters business, which is the CEO’s responsibility, with the Board having oversight. The division of responsibilities is set out in a document approved by the Board.

Directors’ induction, training and information
During 2005, Ken Olisa, Lawton Fitt and Penny Hughes, who joined the Board in 2004, continued their induction. In addition to these directors continuing to expand their knowledge of Reuters business generally, Ken Olisa visited Reuters operations in Thailand and India and Penny Hughes visited Reuters operations in Sweden and Germany. Furthermore, Ken Olisa joined the advisory board which oversees Reuters innovation initiatives. Ken Olisa and Lawton Fitt became trustees of Reuters charitable arm, Reuters Foundation. To help promote diversity within Reuters, Lawton Fitt, Penny Hughes and the Chairman met with groups of women employees in London and New York. Two Board meetings were held outside the UK in 2005, one in Geneva and one in New York, enabling the directors to meet customers and to see aspects of Reuters business in those locations.

Sir Deryck Maughan, who joined Reuters Board on 23 September 2005, received a directors’ manual which provides information about Reuters and the operation of the Board and its committees. He also received a series of induction briefings in New York and London to gain insights into the Group. Sir Deryck, like the other directors, has been supplied with Reuters products.

Ongoing training for directors is available as appropriate. The Group’s legal advisers and auditors provide briefings to the directors from time to time. In 2005 the directors participated in a workshop on ethical decision-making, based on training which Reuters editorial staff receive. Guest speakers are occasionally invited to join Board dinners to discuss topics of interest with the directors and opportunities are provided for non-executive directors to meet with shareholders, customers and others involved in Reuters business.

Monthly financial information is provided to the directors. Regular and ad hoc reports and presentations are prepared and circulated to the directors in advance of Board meetings, together with minutes and papers relating to the Board’s committees, to ensure the directors are supplied, in a timely fashion, with the information they need. They also have access to the Company Secretary who is responsible for advising the Board through the Chairman on all governance matters. The Company Secretary is appointed by, and can only be removed by, the Board. The directors may take independent professional advice at the company’s expense. None of the directors sought such advice during 2005 although the Remuneration Committee has appointed an independent adviser, Towers Perrin, which gave advice to the Committee.

Frequency of meetings
The Board met eight times in 2005 and, in addition, held a two-day strategy review meeting in June, building on a series of strategy discussions at Board meetings during the year. The directors attended all the Board meetings in 2005 save that, by prior arrangement, Penny Hughes and Ed Kozel were absent from two meetings and Ken Olisa, Charles Sinclair and Ian Strachan were each absent from one meeting.

Board effectiveness
In 2005, the Chairman held one meeting with the non-executive directors without the executive directors present. It is intended to increase the number of these meetings in 2006.

A comprehensive Board review was undertaken in 2005 in which:

•	the Chairman reviewed the performance of the CEO and each individual director;

•	the CEO reviewed the performance of the CFO and the President of Business Divisions;

•	Dick Olver, the senior independent non-executive director, led a review of the performance of the Chairman;

•	Dr Annie McKee of the Teleos Leadership Institute facilitated a Board effectiveness review in which the performance of the Board as a whole and each of the directors was considered;

•	Dr McKee also facilitated reviews of the effectiveness of the Audit Committee and the Remuneration Committee; and

•	the Board discussed and agreed the Nominations Committee’s approach to identifying and recruiting potential future Board members.

The format of the reviews was interviews with the directors and others involved in the work of the Board and its committees, the output from which was thematically analysed and discussed with the person or group being reviewed, as well as with the Chairman. Actions were agreed to address matters identified in the reviews and implementation of these actions will be monitored.

Board committees
The Board delegates specific responsibilities to certain committees. Each committee has its own terms of reference set by the Board. These are available on request from the Company Secretary or at www.about.reuters.com/csr/corporategovernance.

Each year, the Audit Committee reviews and, as appropriate, actively engages in the processes for financial reporting, internal control, risk assessment, audit and compliance assurance, the independence of the company’s internal and external auditors and the effectiveness of the company’s system of accounting, its internal financial controls and the internal and external audit functions.

Reuters Group PLC Annual Report and Form 20-F 2005	35

Back to Contents

Corporate governance and statement of directors’ responsibilities continued

Members of the committee during 2005 were Dick Olver (Chairman), Lawton Fitt, Ken Olisa and Ian Strachan (until his retirement from the committee on 8 February 2005). Each member of the committee is considered by the Board to be independent under the Combined Code and according to the SEC and NASDAQ definitions.

The Board has determined that the Audit Committee does not at present include a member who is a ‘financial expert’, as defined in the Sarbanes-Oxley Act and related SEC rules because the Board considers that none of the members clearly meets all the criteria set out in the relevant definitions nor has the Board identified a member of the committee as having recent and relevant financial experience. However, the Board considers that collectively the members have the requisite skills and attributes to enable the committee properly to discharge its responsibilities. The Company Secretary is secretary to the committee.

The Audit Committee’s remit, which is set out in its terms of reference, includes responsibility for:

•	the oversight responsibilities described in the above paragraph and for reviewing compliance with laws, regulations, the company’s code of conduct and policies;

•	approving related party transactions to the extent required under NASDAQ rules;

•	monitoring the integrity of the company’s financial statements and any announcements relating to the company’s financial performance and reviewing significant financial reporting judgements contained in them;

•	monitoring and reviewing the effectiveness of the company’s internal audit function;

•	making recommendations to the Board, for it to put to the shareholders for their approval, regarding the appointment, re- appointment and removal of the external auditor and approving the remuneration and terms of engagement of the external auditor;

•	reviewing and monitoring the external auditor’s independence and the effectiveness of the audit process and developing and implementing policy on the engagement of the external auditor to supply non-audit services; and

•	overseeing the receipt, review and treatment of complaints received regarding accounting, internal accounting controls, auditing and compliance matters, whether through the company’s ‘whistleblower’ confidential helpline or otherwise.

The committee met five times in 2005 with the CEO, the CFO, other officers and the auditors attending as required. The auditors have unrestricted access to the Audit Committee and, in accordance with usual practice, met twice during the year privately with the committee, as did the Head of Internal Audit.

The Chairman of the Audit Committee meets with the Head of Internal Audit and with the external auditors before each Audit Committee meeting. All members of the Audit Committee attended every committee meeting during the year.

The committee reports its activities and makes recommendations to the Board. During 2005 the committee discharged the responsibilities described above. Its activities included:

•	formally reviewing the draft annual report and interim statement, respectively, and associated announcements, focusing on the main areas of judgement and critical accounting policies;

•	reviewing the findings of the external auditors and the report of the Head of Internal Audit on internal audit activities;

•	reviewing the effectiveness of internal control systems, the risk management process and the compliance programme (including the whistleblower programme), paying particular attention to the work being undertaken in connection with section 404 of the Sarbanes-Oxley Act;

•	receiving the report of the CEO and the CFO on the processes followed prior to certification being given by them in connection with section 302 of the Sarbanes-Oxley Act;

•	reviewing the external audit strategy and the external auditors’ report to the committee in respect of the annual report and interim statement;

•	keeping under review the proportion of non-audit fees to audit fees paid to the auditors and giving pre-approval to non-audit work undertaken by the auditors;

•	reviewing the effectiveness of the internal and external auditors; and

•	reviewing a report on the company’s corporate responsibility activities.

The Board adopted a code of ethics for the company’s CEO and senior financial officers in 2003, in addition to the company’s general code of conduct. In 2005, the code of ethics was expanded to include personnel involved in reports and documents that the company files with government agencies and other public communications. No other material amendments to, or waivers in respect of, either code were made during 2005. Copies of the codes are available on request from the Company Secretary and can be viewed at www.about.reuters.com.

The committee monitors adherence to the company’s auditor independence policy, which prohibits Group entities from engaging the auditors in activities prohibited by the SEC or the US Public Company Accounting Oversight Board. The policy was revised and approved by the Audit Committee in September 2005. The policy permits the auditors to be engaged for other services provided the engagement is specifically approved in advance by the committee or is approved by the CFO and meets the detailed criteria of specific pre-approved activities and is notified to the committee. However, any services where the expected level of fees is greater than £150,000 or the expected term is longer than one year, must be approved in advance by the committee.

For details regarding fees paid to the Group’s auditors, see note 3 to the financial statements on page 60.

The committee may engage, at the company’s expense, independent counsel and other advisers as it deems necessary to carry out its duties. None was engaged during the year.

The Remuneration Committee has oversight of executive remuneration policy. Information concerning the Remuneration Committee is set out in the Remuneration report on page 39.

The Nominations Committee makes recommendations to the Board about future appointments of non-executive directors, the Chairman and the CEO and considers recommendations from the CEO to the Board about the future appointment of executive directors. The committee gives due consideration to the Combined Code’s provisions relating to directors when making appointments to the Board.

36	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

In 2005 the composition of the committee was Niall FitzGerald, Dick Olver and Charles Sinclair. Charles Sinclair stepped down from the committee when he resigned as a director on 6 December 2005. On 24 January 2006 Ian Strachan was appointed as a member of the committee. The committee is chaired by Niall FitzGerald. The Board has determined that these directors are independent under the Combined Code and according to the NASDAQ and SEC definitions. A director may not attend or be involved in any decision concerning him or his successor. The committee has appointed an external adviser to assist it in its work in identifying potential candidates for non-executive directorships. The committee met twice in 2005 and during the year, having identified the skills, experience and attributes which are desirable for Reuters non-executive directors, the committee recommended to the Board the appointment of Sir Deryck Maughan.

04 Executive committees
The Group Management Committee (GMC), which is chaired by the CEO, manages the Group. It comprises the three executive directors and the senior executives listed on page 32. It met twenty-two times in 2005.

A Disclosure Committee, chaired by the CEO, was set up in 2002. Its members comprise the CEO, the CFO, the Global Head of Corporate Communications, the General Counsel and Company Secretary, the Head of Internal Audit, the Global Head of Finance, the Head of External Reporting, the General Counsel for the Americas and the Head of Investor Relations. The committee meets formally at least five times a year to review the Group’s trading statements and financial results and to consider the effectiveness of the Group’s disclosure controls and procedures. A sub-committee meets on an ad hoc basis to address disclosure matters arising between reporting periods.

05 Relations with shareholders
The executive directors meet regularly with institutional shareholders and analysts. Non-executive directors are offered the opportunity to attend meetings with major shareholders and from time to time some attend the presentations of the annual results to analysts. Niall FitzGerald met with various investors during the year and Dick Olver, in his capacity as senior independent director, responded to emails sent to him by shareholders. No shareholders asked to meet him in person in 2005.

An investor relations department is dedicated to facilitating communications between the company and its shareholders. It provides a regular report on investor relations as part of the routine Board report materials.

The company’s AGM is used as an opportunity to communicate with private investors. The chairmen of each of the Board committees are available to answer questions at the AGM, and all directors are expected to attend the AGM. At the AGM the level of proxies lodged on each resolution and the balance for and against the resolution and the number of votes withheld are announced after the resolution has been voted on. At the 2005 AGM, voting using a poll for all resolutions was introduced to replace voting by a show of hands as the Board considers poll voting gives a better representation of shareholders’ views. The results of voting at the AGM in 2006 will be available at www.about.reuters.com.

06 Financial reporting
The directors are required by UK company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit and cash flows of the Group for the period. The Group is also required to prepare financial statements in accordance with the requirements of the SEC.

Reuters has complied with both UK and US disclosure requirements in this report in order to present a true and fair view to all shareholders. In preparing the financial statements, the directors have ensured that applicable accounting standards have been followed, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made where appropriate. The directors confirm that the financial statements comply with IFRS as adopted by the EU.

The directors have reviewed the budget and cash flow forecasts for Reuters for the year to 31 December 2006. On the basis of this review, the directors are satisfied that the Group is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

07 Risk management, internal controls and disclosure controls and procedures
The directors acknowledge their responsibility for the Group’s system of internal control and confirm they have reviewed its effectiveness. In doing so, the Board has taken note of the Guidance on Internal Control (the Turnbull Guidance) contained in the Combined Code, as updated by the version published by the Financial Reporting Council on 13 October 2005.

The Board confirms that it has a process for identifying, evaluating and managing significant risks faced by the Group. This process, which accords with the Turnbull guidance, has been in place for the full financial year and is ongoing. The control system includes:

•	objective setting, risk assessment and monitoring of performance at both strategic and business unit levels though a process known within the company as ‘mission analysis’;

•	the use of ‘balanced scorecards’ to track performance against targets relating to the financial, business, people and customer aspects of the company’s business;

•	written policies and control procedures;

•	monthly reporting to the Board and senior management which, amongst other things, tracks performance against the annual budget;

•	systems to communicate rapidly to appropriate managers incidents requiring immediate attention; and

•	regular review meetings by the CEO and CFO with each GMC member which cover the performance, risks and controls for which the GMC member is responsible.

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

Reuters Group PLC Annual Report and Form 20-F 2005	37

Back to Contents

Corporate governance and statement of directors’ responsibilities continued

it is managed and any improvement actions required. A document called a ‘risk radar’ is created which sets out the main strategic and operational risks that have been identified. This document is reviewed by the GMC and the Board.

At the year end, before producing the above statement on internal control in the annual report and Form 20-F, the CEO and CFO meet with members of the GMC and others to consider formally the operation and effectiveness of the company’s risk management and financial, operational and compliance internal control systems. This review includes consideration of self-assessment reports from line management and covers each of the most significant risks the company faces and how well these are controlled and managed. The CEO and the CFO report on the results of this review to the Audit Committee and to the Board. The Disclosure Committee (described on page 37) supports the process by reviewing disclosure controls and procedures.

Whilst Instinet Group was part of the Group, it had its own systems of risk management and internal controls on which it reported to its shareholders. Reuters executive directors were members of the Instinet Group board, and Reuters CFO was a member of Instinet’s Audit Committee, until its disposal on 8 December 2005. The board of Factiva, which includes Reuters representatives, has responsibility for adopting processes for identifying, evaluating and managing significant risks in its business. The board of Radianz, which included Reuters representatives until its disposal on 29 April 2005, also had responsibility, while Radianz was part of the Group, for adopting such processes.

In addition to the self-assessment and management review procedures, the Group monitors its internal financial control system through a programme of internal audits. Internal auditors independently review the controls in place to manage significant risks and report to the Audit Committee twice a year. The Audit Committee reviews the assurance procedures annually, including compliance controls, and reports its findings to the Board.

The Group’s external auditors, PricewaterhouseCoopers LLP, have audited the financial statements and have reviewed the work of internal auditors and the internal control systems to the extent they consider necessary to support their audit report. The Audit Committee has met the internal auditors and PricewaterhouseCoopers LLP to discuss the results of their work.

During 2005, Reuters management, the Audit Committee and the Group’s external auditors considered the accounting treatment of the RPF.

The RPF is a hybrid pension scheme which has been in existence since 1893. It has been accounted for as a defined contribution plan, since at least 1984 when the Group went public, under both UK GAAP and US GAAP. Under the RPF’s rules, the Group is not able to access any surplus in the RPF. Although Reuters and employees make defined contributions to the fund, the RPF does not provide for contributions to be made to individual participant accounts. In 2005, management determined that the accounting for the RPF had been incorrect under US GAAP.

There was no impact on the Group’s previously reported UK GAAP profit and loss account and balance sheet. As disclosed in the Group’s Form 20F/A dated 21 February 2006, amending the Group’s 2004 annual report and Form 20-F, following the change in accounting for the RPF, certain US GAAP financial information was restated. The impact of the restatement on prior year US GAAP results was to increase both reported net income before taxes and net equity in four of the five years (2000-2004). Management therefore determined that there was a material weakness in the Group’s internal control over financial reporting with respect to US GAAP accounting as at 31 December 2004.

The Group has taken a range of steps to remediate this material weakness. The remedial actions aimed at strengthening controls over US GAAP, which are continuing, include:

•	More comprehensive US GAAP training of head office finance staff, supported by external advisors;

•	Operating a more tightly controlled process for the Group’s US GAAP reconciliation, which has involved moving away from the previous off-line spreadsheet reconciliation methodology to a more comprehensive systems-based methodology;

•	Reconciliation of the material differences between UK GAAP, US GAAP and IFRS highlighting, in particular, differences between IFRS and US GAAP as at 31 December 2004 and 31 December 2005; and

•	Improving documentation of US GAAP adjustments as at 31 December 2004 and 31 December 2005 as part of our preparation for Sarbanes-Oxley section 404 compliance.

At the end of 2005, Reuters management carried out an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. These are designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, summarised and reported within specific time periods. Based on this evaluation, the CEO and the CFO concluded that, taking into account the matter noted above, the design and operation of these disclosure controls and procedures were effective as at 31 December 2005 to a reasonable assurance level (within the meaning of the US federal securities laws).

With the exception of the steps noted above, no significant changes were made in the Group’s internal controls over financial reporting during the period covered by this report that materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

Reuters annual report and Form 20-F for 2006 is also expected to contain an internal control report, so Reuters management have taken during 2005, and will be taking throughout 2006, steps in preparation for the Sarbanes-Oxley Act, section 404 reporting and attestation requirements that are scheduled to be met in respect of the financial year ending 31 December 2006.

By order of the Board

Rosemary Martin
General Counsel & Company Secretary
10 March 2006

38	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Remuneration report

This report sets out Reuters executive remuneration policy, structure and details of the remuneration received by directors and senior managers for the year ended 31 December 2005. Shareholders will be invited to approve this report at the AGM on 27 April 2006.

01 Consideration of remuneration matters – general
The Board has overall responsibility for determining the framework of executive remuneration and its cost, and is required to take account of any recommendations made by the Remuneration Committee. Through formal terms of reference, the Board has delegated to the Remuneration Committee oversight of the specific remuneration packages for the executive directors and consideration of executive remuneration issues generally, including the use of equity incentive plans. Specifically, it is tasked with setting remuneration for the executive directors. It also reviews the CEO’s proposals for the remuneration of the GMC members and other designated senior executives.

The Remuneration Committee consists solely of non-executive directors. All members of the Remuneration Committee have been determined by the Board to be independent as defined by NASDAQ. Its current members are Ed Kozel, Penny Hughes and Ian Strachan. On 20 July 2005, Charles Sinclair resigned as Chairman of the Remuneration Committee, with Ian Strachan succeeding him. Charles Sinclair remained as a member of the Committee until his resignation from the Board on 6 December 2005. The Company Secretary is secretary to the Remuneration Committee. The Remuneration Committee met seven times in 2005. All members were present at each meeting except that Ed Kozel, Penny Hughes and Ian Strachan were each absent once.

The CEO and the Chairman may attend meetings of the Remuneration Committee. Neither is present at any discussion concerning his own remuneration. During 2005, internal advice was provided by the Global Head of Human Resources, the Global Head of Performance & Reward, Tom Glocer and David Grigson. The terms of reference permit the Remuneration Committee to obtain its own external, independent advice on any matter, at the company’s expense. Towers Perrin were appointed as independent advisers to the Remuneration Committee on 20 July 2005. Towers Perrin has provided salary data to Reuters. This is routine information and independent of the advice provided to the Remuneration Committee.

02 Chairman and non-executive directors
The Chairman’s remuneration is determined by the Board. In reaching future decisions on appropriate fee levels, the Board will continue to have regard to the remuneration arrangements of chairmen of other UK listed companies of a similar size and complexity.

As Chairman, Niall FitzGerald receives an annual fee of £500,000. This fee is fixed until 1 October 2007. The company does not provide a pension contribution to him.

Details of non-executive director appointments are contained on page 31. Niall FitzGerald and the non-executive directors have letters of engagement rather than service contracts and are not eligible to participate in executive share plans. No letter of engagement contains any provision for compensation in the event of termination outside of the periods referred to on page 34.

The dates on which each non-executive director joined the Board are detailed below.

Non-executive director	Board joining date

Charles Sinclair	January 1994

Ed Kozel	February 2000

Ian Strachan	April 2000

Niall FitzGerald	January 2003

Ken Olisa	April 2004

Dick Olver	September 1997

Penny Hughes	July 2004

Lawton Fitt	July 2004

Sir Deryck Maughan	September 2005

Reuters shareholders determine the remuneration paid to the non-executive directors. From 1 January 2005, this has been set at £50,000 per annum.The Board determines the additional fees payable to each non-executive director who chairs a Board committee. For 2005, these were £15,000 per annum, £10,000 per annum and £5,000 per annum for chairing the Audit, Remuneration and Nominations Committees respectively. Dick Olver, the senior independent non-executive director, receives an additional £5,000 per annum for this role. Niall FitzGerald is Chairman of the Nominations Committee and he has waived receipt of any committee chairmanship fees. In addition, non-executive directors who are resident outside Europe are eligible to receive a travel allowance of £5,000 for each Board meeting attended in the UK.

03 Executive directors
The Remuneration Committee’s policy is that remuneration and incentive arrangements are market-competitive, consistent with best practice and support the interests of shareholders.

In practical terms, this means that the reward structure for executive directors should attract, motivate and retain high-calibre individuals capable of successful leadership. To achieve this in a global business environment, Reuters executive remuneration must reflect the competitive practices of its principal competitors and the other multi-national businesses with which it competes for talent. Market-determined executive compensation, with a heavy emphasis on the variable remuneration elements, is the best way to ensure that Reuters has the high-performing executive directors necessary to achieve its immediate and longer-term strategic objectives. The Remuneration Committee ensures that the quantum of remuneration received by the executive directors is aligned with returns to shareholders.

Reuters continues to ensure that a substantial proportion of executive reward is variable and dependent upon performance, with both corporate and personal performance affecting total executive remuneration. Basic pay represents a quarter or less of the target earnings potential. The executive directors are eligible for a cash bonus.

In 2005, excluding pension contributions, the targeted composition of each executive director’s remuneration was as follows:

	Fixed	Variable

			Long-term
	Base pay	Bonus	incentives	Total
	%	%	%	%

Tom Glocer	18.8%	28.2%	53%	100%

David Grigson	25%	25%	50%	100%

Devin Wenig	22.5%	22.5%	55%	100%

Executive directors are required to build and maintain a personal equity stake in the company. This personal shareholding policy

Reuters Group PLC Annual Report and Form 20-F 2005	39

Back to Contents

requires each executive director to accumulate a personal holding worth twice his basic salary within five years. If the policy requirements are not met, then the Remuneration Committee may recommend that it is inappropriate to grant further awards to that individual.

04 Remuneration framework
It is Reuters general policy to construct executive remuneration packages that are business-driven, performance-sensitive and market-competitive. The Remuneration Committee reviews awards to executive directors and other senior managers to ensure that remuneration remains aligned to this policy. This policy is described in more detail below. The Remuneration Committee has monitored the transition to IFRS to ensure that performance is measured consistently. To safeguard Reuters ability to recruit and retain the best senior executives, the Remuneration Committee maintains the freedom to negotiate terms of employment on an individual basis, taking account of the circumstances of each individual.

Basic salary and benefits
In formulating and reviewing pay packages for the executive directors, the Remuneration Committee receives comparator group information and assistance from independent remuneration consultants. In 2005, the Remuneration Committee reviewed the comparator group and reaffirmed its relevance. Currently, the comparator group comprises the FTSE 100 companies minus the top and bottom five companies as the main UK reference point. These companies were selected to ensure both stability in the comparator group as well as relevance to the company’s position in the market.

Reuters maintains a salary structure with salary ranges based upon the mid-market of a comparator group of companies. Individual salaries are positioned at an appropriate point within the salary range. The Remuneration Committee reviews salaries and other rewards on a regular basis to ensure that the structure is maintained.

Non-cash benefits are provided to executive directors and the Chairman in line with normal market practice and detailed on page 44. All executive directors receive a company car or an allowance and private healthcare benefits. Death and disability benefits are also provided to each executive director. Niall FitzGerald does not receive any death, disability or other benefits. Under the terms of Tom Glocer’s relocation agreement, Reuters provides accommodation in the UK and pays home leave expenses for him and his family. Tom Glocer’s salary has been unchanged since his appointment in 2001.

Pensions
All executive directors participate in defined contribution arrangements. Since April 1999 it has been Reuters policy that all new UK employees, including executive directors, are offered participation in a defined contribution pension plan. In the case of UK executive directors, in lieu of pension provisions above the statutory earnings cap (where applicable) an additional taxable cash allowance is granted. The Remuneration Committee may substitute certain benefits following changes to UK pensions legislation. However, there is no intention to provide any additional compensation as a consequence of such changes. In the US, all employees are offered participation in a defined contribution (401K) plan. In lieu of a contribution on salary above the tax qualified limit, an additional contribution is granted to a Supplemental Employee Executive Retirement Plan (SERP). The SERP is unfunded.

Annual performance-related bonus
The Remuneration Committee determines performance targets annually. Bonus payments are non-pensionable. In 2005, the executive directors were eligible for an annual cash bonus, with a maximum level of 100% of base salary for all but Tom Glocer, whose maximum level was 150% of salary. In February 2006, the Remuneration Committee considered 2005 performance, relative to the specified targets, and determined that the executive directors had earned bonuses of 72% of bonus potential.

2005 was the final year of the Fast Forward programme. During 2005, recognising the importance of revenue and cost targets during this period of significant transformation, the Remuneration Committee increased the focus on achieving the financial results associated with the Fast Forward programme. As such, 80% of the maximum bonus potential was measured against Target Trading Profit, budgeted revenue and free cash flow targets. The remainder was determined by customer satisfaction results. For 2006, the bonus will continue to focus on financial performance and customer satisfaction measures in the same proportion as in 2005. The bonus potential for Tom Glocer will remain at 150% of salary. The bonus potential for David Grigson and Devin Wenig will be 125% of salary.

There is a profit threshold, based on Target Trading Profit, below which no bonuses will be paid. The Remuneration Committee reviews the business plan and establishes this threshold each year.

Equity incentive plans
In 2004, the Remuneration Committee introduced an Annual Bonus Profit Sharing Plan and a Restricted Share Plan as discussed below. Executive directors do not normally participate in these Plans and they have not done so since their introduction.

The executive directors participate in a discretionary stock option plan (DSOP) and a long-term incentive plan (LTIP) designed to reward longer-term performance. Details of all share incentive awards outstanding for each executive director serving during 2005 are set out on pages 46 and 47.

Equity awards for executive directors are subject to the performance conditions applicable to the relevant plan. Towers Perrin provides data to the Remuneration Committee that models the expected values for equity awards. The Remuneration Committee has completed a review of remuneration arrangements, including the structure of equity plans to ensure that they remain in line with best practice and are also in alignment with the strategic business plan.

This review included consultation with a number of the company’s major shareholders as well as the main representative bodies, the Association of British Industry (ABI) and the Research Recommendations and Electronic Voting Services (RREV) (a joint venture between the National Association of Pension Funds (NAPF) and Institutional Shareholder Services (ISS)). It was decided to continue to operate the LTIP and the DSOP but to increase the proportion of performance shares and to reduce the number of share options awarded, effectively rebalancing the quantum of share options and performance shares, placing more emphasis on performance shares. The Remuneration Committee also plans to maintain the overall expected value of the equity incentive plans at a comparable level to the 2005 level. These are described in more detail below.

It is also the Remuneration Committee’s intention to fix, at least for 2006 and 2007, the number of shares over which options will be granted under the DSOP and the number of conditional shares which will be awarded under the LTIP. This will bring greater transparency, shareholder certainty and consistency to the equity element of remuneration. Details of the number of shares awarded under each plan are included in the relevant section below.

40	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

In 2001, the Remuneration Committee obtained shareholder approval to dis-apply ‘inner’ dilution limits. The Remuneration Committee conducts regular reviews to ensure that the dilutive impact of equity plans remains within appropriate levels. The projected dilution rate for the 2006 awards is below 1% of issued share capital.

LTIP Since 1993, Reuters has operated a long-term incentive plan that seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of contingent share rights to executive directors and to those senior managers most able to influence corporate performance. From 2003, awards have been based on the fair market value per share using option pricing methodology. The fair market value ascribed to each share for LTIP purposes in 2005 was 43.8% of current market value. The LTIP’s performance is assessed by reference to the company’s relative total shareholder return (TSR) measured against the FTSE 100 over the performance period.

As a matter of good practice, TSR performance is measured independently prior to review by the Remuneration Committee.

The Remuneration Committee considers that relative TSR remains an appropriate measurement criterion for the LTIP. Whilst endorsing relative TSR as a measure, the Remuneration Committee recognises that Reuters does not fall naturally into any one of the existing FTSE industrial sectors. Accordingly, following a review, the Remuneration Committee continues to believe that the FTSE 100, rather than one individual sector or a bespoke peer group e.g. media and photography, remains the most appropriate peer group for comparison purposes. For awards made in 2006 and subsequently, this criterion will apply to determine the vesting for 50% of the initial award. The remaining proportion of the award will be determined by Reuters achievement of preset Profit Before Tax (PBT) growth achieved over the three year performance period. The performance range will be calibrated by the Remuneration Committee at the commencement of each performance period.

For both the preset PBT growth element and the TSR element one third of the full award will vest for threshold performance. This is the median of the FTSE 100 for the TSR element and growth equivalent to at least 8% a year for the PBT element.

For awards made in or prior to 2003 that do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years under a re-testing provision. Awards granted in 2000 and 2001 did not meet the performance condition required for vesting and accordingly, these awards lapsed. At the 2004 AGM and for grants from 2004, shareholders approved the removal of the re-testing provision.

For 2005 awards, Reuters relative TSR ranking determines the extent to which plan awards will vest. Reuters must achieve median TSR performance for a proportion of the award to vest; full vesting only occurs for top quartile performance. Awards that do not meet at least the median performance condition on completion of the performance period will lapse. As noted above, future awards of shares subject to the TSR test will continue to vest in full for top quartile performance, with one-third of the initial award vesting for median performance, and with proportionate vesting for incremental performance between these points. Details of the awards for 2005 are set out in the table on page 46.

The pre-set vesting criteria for awards which vested during 2005 or which have not yet vested are shown in the following table together with the actual ranking at 31 December 2005 (or on vesting if earlier). Awards granted prior to 2004 that vest under the plan are not released until at least five years from the date of grant.

	Pre-set vesting criteria

Date measurement period commenced	Rankings for 100% vesting	Rankings for zero vesting	Ranking at 31 December 2005

1 January 2001	1 to 25	51 to 100	86

1 January 2002	1 to 25	51 to 100	93

1 January 2003	1 to 25	51 to 100	71

1 January 2004	1 to 25	51 to 100	6

1 January 2005	1 to 25	51 to 100	70

In order to smooth the opening and closing points of measurement, the average of the daily closing prices for the immediately preceding twelve months, together with any dividends paid, is used to calculate the TSR. Shares awarded under the plan will continue to be met from existing shares held by Reuters Employee Share Ownership Trusts (ESOTs). The costs are charged to the profit and loss account over the vesting periods.

For 2006, a fixed award will be granted to each executive director as noted above. These will be 500,000 shares for Tom Glocer, 200,000 shares for David Grigson and 250,000 shares for Devin Wenig.

DSOP A global discretionary stock option plan was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. With effect from 2004, to reduce the dilutive impact DSOPs have on shareholders’ interests and to allow the introduction of a plan better targeted at the general employee population, the number of participants was reduced significantly. Participation will normally be confined to executive directors and members of the GMC. Other employees may be eligible to participate in the Restricted Share Plan (see below).

Specific performance conditions apply to each option grant to executive directors.

For awards granted from 2001 to 2004, the Remuneration Committee could approve the re-testing of performance up to twice, in the event the performance condition was not met, by extending the performance period by up to two years with an increase of 3% in the hurdle rate of Earnings Per Share (EPS) growth as calculated under UK GAAP for each year added to the performance period. If the target rate was not met by the end of the fifth year, the options would lapse.

These performance conditions were established in 2001 to retain management focus on earnings in a particularly challenging market.

The performance conditions have been measured for the 2001, 2002 and 2003 grants. The performance conditions were not met for the 2001 and 2002 grants. The 2001 grant will lapse and, under the legacy re-testing provisions, the 2002 grant will be subject to a final retest against basic EPS performance for 2006. The 2003 award did meet the performance conditions and, accordingly, the 2003 DSOP award has vested.

For awards granted from 2004, the re-testing provisions have been removed and new awards will not permit any extension of the measurement period. If the awards do not meet the EPS performance condition upon completion of the initial performance period they will lapse.

Options granted to executive directors in 2004 and 2005 can vest only if the percentage growth in EPS exceeds the percentage growth in the retail price index by more than 9% over the three year performance period.

Reuters Group PLC Annual Report and Form 20-F 2005	41

Back to Contents

Remuneration report continued

The executive directors are contractually entitled to participate in the DSOP. 2005 awards are detailed in the table set out on page 40. It is the Remuneration Committee’s practice to divide participants’ annual entitlements into two awards, normally made following the announcement of preliminary annual and half-yearly results.

For 2006 and 2007 awards, the Remuneration Committee has introduced a more demanding target to determine the extent to which options will be exercisable, introduced sliding scale vesting provisions and extended the period over which shares can be released from the plan. A minimum level of 6% a year growth in EPS will be required for half the options to vest; 9% a year will be required for all options to vest. For rates of growth between 6% and 9% options will vest on a proportionate basis. Furthermore, whereas all options may be exercised at present three years after grant provided that the performance test is met, executive directors will only be permitted to exercise 50% of the vested options after the initial three year period. The remaining options will only be exercisable, in two equal tranches, one and two years later.

It is proposed that a fixed number of share options be established for granting to each executive director and that these are granted in equal measure over the next two years. For 2006, Tom Glocer will receive 1,250,000 options, David Grigson and Devin Wenig will each receive 500,000 options and 650,000 options, respectively.

Since 2001, in addition to the requirements applicable under the plan rules, share options granted under the DSOP have been granted on terms that require recipients, who are subject to the UK national insurance regime, to pay that proportion of national insurance contributions normally attributable to the employer in addition to the proportion normally payable by the employee. The quantum of options awarded was not increased to reflect the transfer of this liability from Reuters to the recipient.

At the time of its introduction, it was envisaged that the above approach would become standard market practice. However, market practice has not evolved in this way and accordingly the approach operated by Reuters is inconsistent with market norms. In light of this and other factors, including a desire to optimise the effect of incentive plans and to operate plans in a consistent manner across geographical borders, the Remuneration Committee, having taken independent advice, decided that any future share options would not be granted on the above basis and that the employer’s national insurance liability would be borne by Reuters. It was considered that such action would result in the DSOP being a more effective incentive. This approach has the additional benefit of all executive directors being treated on a more equitable basis.

SAYE Plan An all-employee international savings-related share option plan is offered in which the executive directors are eligible to participate. Participants save a fixed monthly amount of up to £250 (subject to a maximum, established annually for each offer) for three years and are then able to use their savings to buy shares at a price set at a 20% discount to the market value at the start of the savings period. In line with market practice, no performance conditions are attached to options granted under this plan. For the 2005 offer, the fixed monthly savings amount was established at a maximum of £100 per month with a three year savings period.

Annual Bonus Profit Sharing Plan (ABPSP) On 18 December 2003, Reuters announced its intention to introduce a new profit-sharing plan across the all-employee population. This plan was introduced to focus employees on reward for profit growth. Executive directors and members of the GMC did not participate in this plan in 2005.

A decision is taken on an annual basis to operate the plan for the forthcoming year. Reuters has determined that this plan will operate for 2006. Payments under the plan were typically made in the form of shares which were normally subject to a 12 month vesting period with automatic release thereafter. To simplify the operation of the plan, payments in the future, including under the 2005 plan, will be made in cash. For 2005, participating employees will receive an award equivalent to 1% of an employee’s eligible salary.

Restricted Share Plan (RSP) On 17 April 2004, at the AGM, the shareholders approved the introduction in 2004 of the RSP. Currently restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GMC. It is intended that, other than for executive directors and GMC members, employees will be eligible to participate in this plan instead of the DSOP. This plan enables Reuters to provide market competitive remuneration, whilst reducing the dilution impact to shareholders. Other than in 2004, the year of introduction, employees would generally not be eligible to participate in the DSOP and the RSP in the same year. The RSP is normally granted with a four-year vesting period, shares vesting 25% each year.

Legacy plans The following four plans are legacy plans under which Tom Glocer and Devin Wenig received awards prior to becoming executive directors. It is not intended that executive directors should receive any further awards under these plans.

Performance related share plan (PRSP) This plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. Tom Glocer and Devin Wenig hold awards granted before they became executive directors. All outstanding awards have now lapsed. The performance condition was the same as for the LTIP, although vested shares could be released three years after grant.

Deferred bonus share plan (DBSP) Restricted share awards were made in 2000 as a special retention bonus to a total of around 100 senior managers, excluding the executive directors in office at that time. As a retention tool, and in line with the then market practice, they were made conditional only on remaining in employment until the shares vested. These awards vested in February 2002 and February 2003. Tom Glocer retained all of the shares that vested, meeting the statutory deductions and taxes from his own resources.

Executive stock option plan (ESOP) Tom Glocer participated in an executive stock option plan operated in 1993 and 1994 prior to being appointed to the Board. Options under the plan carry no performance conditions and vested automatically on the third anniversary of grant. All options awarded to Tom Glocer under this plan have lapsed.

Plan 2000 A one-off all-employee option grant was made in 1998 in order to support the retention of employees over the millennium period. In common with such all-employee plans, there is no performance condition to be satisfied. All employees, including the executive directors, were given the opportunity to apply for an option to acquire 2,000 shares at an exercise price of £5.50 per share. These options became exercisable in September 2001 and lapsed in September 2005. A small supplementary grant was made to new employees in March 1999, at an option price of £8.14 and these will normally expire in March 2006.

05 Performance graph
Reuters TSR for the five years to 31 December 2005 compared with the return achieved by the FTSE 100 index of companies is shown below. This index is used as the comparator group for the performance conditions attached to the LTIP and PRSP referred to above. The

42	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

calculations assume the reinvestment of dividends. Performance in respect of individual awards is shown on pages 41 and 42.

06 Subsidiary undertaking share plans
Reuters divested its interest in Instinet Group on 8 December 2005 and consequently no subsidiary undertaking share plans are significant.

07 Service contracts
It is Reuters policy that new executive directors be offered notice periods of not more than one year. Reuters recognises, however, that, in the case of appointments from outside the company, a longer notice period may initially be necessary, reducing to one year subsequently. In light of this, the Remuneration Committee will consider termination provisions to ensure that appropriate provisions are in place in the event of the termination of any executive director’s service contract.

Tom Glocer has a service contract, with an effective date of 23 July 2001, normally terminable by him on 90 days’ notice or, where due to the company’s fault, on 30 days’ notice. The company may terminate without cause on 30 days’ notice. In the event of termination by Tom Glocer due to the company’s fault, or by the company without cause, or in the event of a change of control, Tom Glocer’s compensation will be limited to a maximum of 12 months’ accrued benefits being annual-salary, annual bonus and pension contributions.

In the event of a non-fault termination, Tom Glocer retains the benefit of any outstanding share plan awards as if his employment had not ceased. In addition, Tom Glocer and his family retain the life assurance and private healthcare benefits provided by Reuters for one year following termination.

David Grigson’s and Devin Wenig’s contracts have effective dates of 21 June 2001 and 17 February 2003 respectively, and can be terminated on one year’s notice. Any termination payment will not exceed an amount equal to the sum of annual salary, bonus and 12 months’ pension contributions paid by Reuters.

On a change of control of the company, all the executive directors are entitled to terminate their contracts on one month’s notice unless the acquiring party has, within three months of the change of control, agreed to adopt and uphold the Reuters Trust Principles (see page 119). Termination payments of a maximum of 12 months’ salary, annual bonus and 12 months’ pension contributions are payable to David Grigson and Devin Wenig (and to Tom Glocer as previously detailed) in such circumstances.

All executive directors have contractual terms that limit the ability of an executive director to work for a defined list of competitor companies for a period of time. These provisions are in place to protect intellectual property and commercially sensitive information.

08 Policy on external appointments
Reuters recognises that executive directors may be invited to become non-executive directors of other companies or to become involved in charitable or public service organisations. As the Board believes that this can broaden the knowledge and experience of directors to its benefit, it is Reuters policy to approve such appointments, provided there is no conflict of interest and the commitment required is not excessive. Board approval is required and directors are permitted to retain cash-only fees paid for such appointments. No executive directors retained any fees for external directorships during 2005 except for Devin Wenig who received fees of $17,625 and 3,000 shares of restricted stock, in his capacity as director of Nastech Pharmaceutical Company.

Reuters Group PLC Annual Report and Form 20-F 2005	43

Back to Contents

Remuneration report continued

09 Directors’ remuneration for 2005
The disclosures required by Part 3 of schedule 7A to the Companies Act 1985 (‘the auditable part’) are contained within this section.

						2005	2004

					Compensation
	Salary/			Expense	for Loss
	Fees	Bonus	Benefits[1]	Allowances[2]	of Office	Total	Total

	£000	£000	£000	£ 000	£000	£000	£000

Chairman

Niall FitzGerald, KBE	500	–	23	–	–	523	163

Non-executive directors

Lawton Fitt[3]	50	–	–	25	–	75	25

Penny Hughes	50	–	–	–	–	50	25

Ed Kozel[3]	50	–	–	30	–	80	65

Sir Deryck Maughan	14	–	–	–	–	14	n/a

Ken Olisa[4]	50	–	–	1	–	51	35

Dick Olver	70	–	–	–	–	70	69

Charles Sinclair	55	–	–	–	–	55	60

Ian Strachan[5]	246	–	–	–	–	246	243

Executive directors

Tom Glocer[6]	816	881	269	–	–	1,966	2,322

David Grigson[7]	436	324	5	74	–	839	872

Devin Wenig[8]	346	266	16	11	–	639	686

Total emoluments of directors[9]	2,683	1,471	313	141	–	4,608	4,894

Other senior managers as a group (6 persons) (2004: 9 persons)[10]	2,187	1,194	174	182	879	4,616	5,026

Notes: For disclosure purposes, all amounts have been rounded up to the nearest thousand. The following conversion rates were used: $1.83: £1 and CHF2.26: £1.

1	Items included under Benefits are those provided as goods and services received during the year.

2	Items included under Expense Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.

3	The £25,000 to Lawton Fitt and £30,000 allowance to Ed Kozel represent travel allowances to attend UK Board meetings.

4	Ken Olisa’s non-executive director fee was paid directly to Interregnum PLC. Ken Olisa received an Expense Allowance of £700.

5	Fees paid to Ian Strachan include $350,000 in respect of his position as a non-executive director (Chairman) of Instinet Group, £50,000 in respect of his position as non-executive director and £4,489 as Chairman of the Remuneration Committee from 20 July 2005.

6	Non-cash benefits received by Tom Glocer included accommodation costs of £228,309, company car and healthcare benefits totalling £28,745 and long-term disability insurance of £1,992.

7	Non-cash benefits received by David Grigson included healthcare benefits of £1,935 and long-term disability insurance of £1,620. Allowances consist of a car allowance of £7,420 and a retirement allowance of £66,560.

8	Devin Wenig’s benefits consist of healthcare. Allowances consist of a car allowance of £10,492. Devin Wenig’s salary is paid in US dollars and the total amount reflected in the table is contractually split between his role as executive director and President of Business Divisions.

9	The total aggregate emoluments for the directors for the period 1 January 2005 to 31 December 2005 which excludes termination payments were £4,608 million. The total equivalent emoluments for 2004, was £4.9 million, which excludes termination payments.

10	Other senior managers as a group were 8 persons at 1 January 2005 and were 6 persons at 31 December 2005 following the resignations from the GMC of Alex Hungate on 30 June 2005, Mike Sayers on 21 September 2005 and Chris Verougstraete on 2 October 2005 and the interim appointment of Anne Bowerman to the GMC on 7 July 2005.

44	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Directors’ pensions
Tom Glocer, David Grigson and Devin Wenig participate in defined contribution pension arrangements.

Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary during 2005 and 2006. He is entitled to a lump sum death-in-service benefit whilst in service of four-times basic salary.

David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 20% of the UK earnings cap. With effect from 1 June 2005, the company introduced a salary sacrifice scheme for all pension plan members under which the company increased pension contributions by 4% in return for a reduction in the contractual base salary of the same percentage. This increased the company contribution from 20% to 24% from that date. He is entitled to a lump sum death-in-service benefit whilst in service of four-times basic salary.

Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of $1 million.

Contributions and allocations (including the cost of life cover) in respect of these directors in 2005 were:

		Company contribution
	Age	in respect of period £000

Tom Glocer	46	207

David Grigson	51	28

Devin Wenig	39	20

The information shown complies with requirements under both the UK Listing Authority and the Directors’ Remuneration report Regulations 2002.

The total amount of contributions or accruals made in 2005 to provide pension and similar benefits for the directors was £307,310 (2004: £693,315) and for the executive directors and the other senior managers as a group was £847,251 (2004: £1,622,626).

These aggregate figures also include an accrual of £52,000 and £60,000 respectively for the investment returns within the US executive pension arrangements. These investment returns are calculated based on each individual’s notional fund choices made by reference to actual investment funds and the actual investment returns achieved on these funds.

Reuters Group PLC Annual Report and Form 20-F 2005	45

Back to Contents

Remuneration report continued

Directors’ interests in long-term incentive plans5

						Market value
				Number at		per share					Number at
				1 January		at grant					31 December
				2005	Number	for awards		Number	Number	Number	2005		Date
				(or later	granted	made		vested	(exercised)	(lapsed)	(or earlier	End of	from which
		Date of		date of	during	during		during	during	during	date of	qualifying	rights are	Expiry
	Plan[1]	award		appointment)	period	period		period[2]	period	period	departure)	period	exercisable	date

Tom Glocer[5]	PRSP[3]	15 Mar 00	[4]	33,518	–	–		–	–	(33,518)	–	31 Dec 04	1 Jan 05	31 Dec 06

	LTIP[3]	25 Jun 01		174,451	–	–		–	–	–	174,451	31 Dec 05	1 Jan 06	31 Dec 07

		20 Feb 02		234,974	–	–		–	–	–	234,974	31 Dec 06	1 Jan 07	31 Dec 08

		24 Feb 03		1,731,277	–	–		–	–	–	1,731,277	31 Dec 06	1 Jan 07	31 Dec 09

		23 Feb 04		544,094	–	–		–	–	–	544,094	31 Dec 06	1 Jan 07	31 Dec 10

		11 Mar 05		–	417,228	419	p	–	–	–	417,228	31 Dec 07	1 Jan 08	31 Dec 11

	DBSP	24 Mar 00	[4]	75,000	–	–		–	(75,000)	–	–	15 Feb 02	6 Apr 05	n/a

		30 May 00	[4]	60,000	–	–		–	(60,000)	–	–	15 Feb 03	6 Apr 05	n/a

Total				2,853,314	417,228	–		–	(135,000)	(33,518)	3,102,024

David Grigson[5]	LTIP[3]	5 Dec 00		42,579	–	–		–	–	(42,579)	–	31 Dec 04	1 Jan 05	31 Dec 06

		25 Jun 01		26,294	–	–		–	–	–	26,294	31 Dec 05	1 Jan 06	31 Dec 07

		20 Feb 02		37,205	–	–		–	–	–	37,205	31 Dec 06	1 Jan 07	31 Dec 08

		24 Feb 03		200,000	–	–		–	–	–	200,000	31 Dec 06	1 Jan 07	31 Dec 09

		23 Feb 04		200,000	–	–		–	–	–	200,000	31 Dec 06	1 Jan 07	31 Dec 10

		11 Mar 05		–	163,468	419	p	–	–	–	163,468	31 Dec 07	1 Jan 08	31 Dec 11

Total				506,078	163,468	–		–	–	(42,579)	626,967

Devin Wenig[5]	PRSP[3]	1 Apr 99	[4]	15,489	–	–		–	(15,489)	–	–	31 Dec 01	1 Jan 02	31 Dec 05

		15 Mar 00	[4]	18,166	–	–		–	–	(18,166)	–	31 Dec 04	1 Jan 05	31 Dec 06

		29 Mar 01	[4]	20,704	–	–		–	–	–	20,704	31 Dec 05	1 Jan 06	31 Dec 07

	LTIP[3]	25 Jun 01	[4]	2,295	–	–		–	–	–	2,295	31 Dec 05	1 Jan 06	31 Dec 07

		20 Feb 02	[4]	22,047	–	–		–	–	–	22,047	31 Dec 06	1 Jan 06	31 Dec 08

		24 Feb 03		200,000	–	–		–	–	–	200,000	31 Dec 06	1 Jan 07	31 Dec 09

		23 Feb 04		200,000	–	–		–	–	–	200,000	31 Dec 06	1 Jan 07	31 Dec 10

		11 Mar 05		–	163,468	419	p	–	–	–	163,468	31 Dec 07	1 Jan 08	31 Dec 11

Total				478,701	163,468	–		–	(15,489)	(18,166)	608,514

Other senior
managers as a
group (6 persons)
(2004: 9 persons)[6]

	PRSP[3]	1 Apr 99		22,110	–	–		–	(22,110)	–	–	31 Dec 01	1 Jan 02	31 Dec 05

		15 Mar 00		71,314	–	–		–	–	(71,314)	–	31 Dec 04	1 Jan 05	31 Dec 06

		29 Mar 01		52,910	–	–		–	–	–	52,910	31 Dec 05	1 Jan 06	31 Dec 07

	LTIP[3]	25 Jun 01		5,279	–	–		–	–	–	5,279	31 Dec 05	1 Jan 06	31 Dec 07

		20 Feb 02		64,328	–	–		–	–	–	64,328	31 Dec 06	1 Jan 07	31 Dec 08

		24 Feb 03		546,343	–	–		–	–	–	546,343	31 Dec 06	1 Jan 07	31 Dec 09

		4 Aug 03		208,333	–	–		–	–	–	208,333	31 Dec 06	1 Jan 07	31 Dec 09

		23 Feb 04		432,988	–	–		–	–	(5,562)	427,426	31 Dec 06	1 Jan 07	31 Dec 10

		11 Mar 05		7,266	354,417	419	p	–	–	(24,606)	337,077	31 Dec 06	1 Jan 07	31 Dec 11

	RSP	27 Aug 04[2]		4,096	–	–		1,024	(1,024)	–	3,072	27 Aug 05	27 Aug 05	27 Aug 08

		11 Mar 05		7,352	41,968	419	p	–	–	–	49,320	11 Mar 06	11 Mar 06	11 Mar 09

	ABPSP	11 Mar 05		417	–	419	p	–	–	–	417	11 Mar 06	11 Mar 06	11 Mar 06

Total				1,422,736	396,385	–		1,024	(23,134)	(101,482)	1,694,505

Notes:

1	See performance conditions attached to PRSP, LTIP & DBSP awards, as described in section 04 above.

2	The first 25% of the RSP 27 August 2004 award vested on 27 August 2005 and the shares were released on 30 August 2005.

3	PRSP awards are available for exercise immediately on vesting. The qualifying period may be extended by up to two years where vesting does not occur or is only partial after the initial three-year period. LTIP awards to executive directors prior to 2004 are subject to a retention period of two years from vesting, save that this is reduced to one year where the performance period has been extended to five years.

LTIP 2000 and PRSP 2000 did not meet performance conditions and therefore lapsed.

4	The indicated awards were made prior to the appointment of the relevant individual as an executive director.

5	2006 awards are described on pages 40 and 41.

6	Other senior managers as a group were 8 persons at 1 January 2005 and were 6 persons at 31 December 2005 following the resignations from the GMC of Alex Hungate on 30 June 2005, Mike Sayers on 21 September 2005 and Chris Verougstraete on 2 October 2005 and the interim appointment of Anne Bowerman to the GMC on 7 July 2005. The numbers include awards granted to Anne Bowerman under the Annual Bonus Profit Sharing Scheme and Restricted Share Plan prior to her appointment to the GMC.

46	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Directors’ share options

						Number at			[5]	[5]		Number at
						1 January						31 December
						2005	Number	Number		Number	Number	2005
					Exercise	(or later	granted	vested		(exercised)	(lapsed)	(or earlier	Earliest
			Date of		price	date of	during	during		during	during	date of	exercise		Expiry
	Plan		grant		(pence)	(appointment)	period	period)		period)	period	departure)	date		date

Tom Glocer[6]	DSOP	[3]	25 Jun 01		862	565,113	—	—		—	—	565,113	25 Jun 06		25 Jun 11

			20 Feb 02		528	461,295	—	—		—	—	461,295	20 Feb 07		20 Feb 12

			2 Aug 02		266	915,654	—	—		—	—	915,654	2 Aug 07		2 Aug 12

			24 Feb 03		135	1,307,514	—	—		—	—	1,307,514	24 Feb 06		24 Feb 13

			4 Aug 03		245	706,594	—	—		—	—	706,594	4 Aug 06		4 Aug 13

			23 Feb 04		407	789,430	—	—		—	—	789,430	23 Feb 07		23 Feb 14

			27 Aug 04		321	1,000,928	—	—		—	—	1,000,928	27 Aug 07		27 Aug 14

			11 Mar 05		419	—	719,473	—		—	—	719,473	11 Mar 08		11 Mar 15

			2 Aug 05		389	—	774,959	—		—	—	774,959	2 Aug 08		2 Aug 15

	ESOP	[3]	9 Feb 94	1&2	$7.28	13,716	—	—		—	(13,716)	—	9 Feb 97		9 Feb 05

	SAYE	[3]	16 Apr 03		90	4,200	—	—		—	—	4,200	1 Jun 06		1 Dec 06

			7 Apr 04		314	1,200	—	—		—	—	1,200	1 Jun 07		1 Dec 07

			14 Apr 05		333	—	569	—		—	—	569	1 Jun 08		1 Dec 08

	Plan 2000	[3]	24 Sep 98		550	2,000	—	—		—	(2,000)	—	24 Sep 01	[2]	24 Sep 05

Total						5,767,644	1,495,001	–		–	(15,716)	7,246,929

David Grigson[6]	DSOP	[3]	25 Jun 01		862	92,807	—	—		—	—	92,807	25 Jun 06		25 Jun 11

			20 Feb 02		528	75,757	—	—		—	—	75,757	20 Feb 07		20 Feb 12

			2 Aug 02		266	150,375	—	—		—	—	150,375	2 Aug 07		2 Aug 12

			24 Feb 03		135	200,000	—	—		—	—	200,000	24 Feb 06		24 Feb 13

			4 Aug 03		245	200,000	—	—		—	—	200,000	4 Aug 06		4 Aug 13

			23 Feb 04		407	122,950	—	—		—	—	122,950	23 Feb 07		23 Feb 14

			27 Aug 04		321	155,892	—	—		—	—	155,892	27 Aug 07		27 Aug 14

			11 Mar 05		419	—	281,886	—		—	—	281,886	11 Mar 08		11 Mar 15

			2 Aug 05		389	—	303,625	—		—	—	303,625	2 Aug 08		2 Aug 15

	SAYE	[3]	16 Apr 03		90	4,200	—	—		—	—	4,200	1 Jun 06		1 Dec 06

			7 Apr 04		314	1,200	—	—		—	—	1,200	1 Jun 07		1 Dec 07

			14 Apr 05		333	—	569	—		—	—	569	1 Jun 08		1 Dec 08

Total						1,003,181	586,080	–		–	–	1,589,261

Devin Wenig[6]	DSOP	[3]	27 Dec 00	2&3	1,139	6,913	—	—		—	—	6,913	27 Dec 01		27 Dec 07

			25 Jun 01	2&3	862	9,135	—	2,284		—	—	9,135	25 Jun 02		25 Jun 11

			20 Feb 02	2&3	528	25,936	—	6,484		—	—	25,936	20 Feb 03		20 Feb 12

			2 Aug 02	[2]	266	200,000	—	50,000		—	—	200,000	2 Aug 03		2 Aug 12

			24 Feb 03		135	200,000	—	—		—	—	200,000	24 Feb 06		20 Feb 13

			4 Aug 03		245	200,000	—	—		—	—	200,000	4 Aug 06		4 Aug 13

			23 Feb 04		407	122,950	—	—		—	—	122,950	23 Feb 07		23 Feb 14

			27 Aug 04		321	155,892	—	—		—	—	155,892	27 Aug 07		27 Aug 14

			11 Mar 05		419	—	281,886	—		—	—	281,886	11 Mar 08		11 Mar 15

			2 Aug 05		389	—	303,625	—		—	—	303,625	2 Aug 08		2 Aug 15

	SAYE	[3]	7 Apr 04	[1]	$7.27	1,200	—	—		—	—	1,200	1 Jun 07		1 Dec 07

			14 Apr 05	[1]	$7.93	—	1,138	—		—	—	1,138	1 Jun 08		1 Dec 08

	Plan 2000	[3]	24 Sep 98	[2]	550	2,000	—	—		—	(2,000)	—	24 Sep 01		24 Sep 05

Total						924,026	586,649	58,768		–	(2,000)	1,508,675

Other senior managers as a group (6 persons) (2004: 9 persons)[7]

	DSOP	[3]	27 Dec 00		1,139	28,904	—	—		—	—	28,904	27 Dec 01		27 Dec 07

			25 Jun 01		862	5,800	—	1,450		—	—	5,800	25 Jun 02		25 Jun 06

			25 Jun 01		862	35,757	—	15,140		—	—	35,757	25 Jun 02		25 Jun 11

			21 Dec 01		692	2,025	—	507		—	—	2,025	21 Dec 02		21 Dec 11

			20 Feb 02		528	5,697	—	1,424		—	—	5,697	20 Feb 03		20 Feb 07

			20 Feb 02		528	78,242	—	31,955		—	—	78,242	20 Feb 03		20 Feb 12

			2 Aug 02		266	150,000	—	37,500		—	—	150,000	2 Aug 03		2 Aug 07

			2 Aug 02		266	570,246	—	255,061		—	—	570,246	2 Aug 03		2 Aug 12

			24 Feb 03		135	460,737	—	182,954		(31,829)	(3,125)	425,783	24 Feb 04		24 Feb 13

			1 Apr 03		108	350,208	—	306,432		—	(43,776)	306,432	1 Apr 04		1 Apr 13

			4 Aug 03		245	675,050	—	266,364		(17,538)	(29,821)	627,691	4 Aug 04		4 Aug 13

			23 Feb 04		407	391,075	—	146,252		—	(36,735)	354,340	23 Feb 05		23 Feb 14

Reuters Group PLC Annual Report and Form 20-F 2005	47

Back to Contents

Remuneration report continued

Directors’ share options continued

			27 Aug 04	321	487,676	—	165,384	—	(64,586)	423,090	27 Aug 05	27 Aug 14

			11 Mar 05	419	—	276,904	19,596	—	(32,660)	244,244	11 Mar 06	11 Mar 15

			2 Aug 05	389	—	241,968	—	—	—	241,968	2 Aug 06	2 Aug 15

	Plan 2000	[3]	24 Sep 98	550	14,000	—	—	—	(14,000)	—	24 Sep 01	24 Sep 05

	SAYE	[3]	11 Apr 02	448	2,120	—	—	—	(2,120)	—	1 Jun 05	1 Dec 05

			16 Apr 03	90	21,000	—	3,500	—	(700)	20,300	1 Jun 06	1 Dec 06

			7 Apr 04	314	7,800	—	1,200	—	(1,200)	6,600	1 Jun 07	1 Dec 07

			14 Apr 05	333	1,138	3,129	316	—	(822)	3,445	1 Jun 08	1 Dec 08

Total					3,287,475	522,001	1,435,035	(49,367)	(229,545)	3,530,564

Notes:

1	The options indicated are over American Depositary Shares (ADSs). Each ADS represents six ordinary shares, is denominated is US dollars and trades on NASDAQ. For the purposes of this disclosure, ADSs have been converted into the equivalent number of ordinary shares and an equivalent option price.

2	The indicated awards were made prior to the appointment of the relevant individual as an executive director. The DSOP options granted prior to the appointment as an executive director have no performance condition.

3	Options granted under the SAYE Plan, Plan 2000 and the ESOP have no performance conditions. Save as disclosed in note 2 above, exercise of each DSOP award is conditional on the performance criteria described in section 04 and no performance conditions were varied during 2005.

4	At 31 December 2005, the market price of our shares was 431 pence per share and $44.25 per ADS. The highest prices during the year were 431 pence per share and $49.35 per ADS and the lowest were 351.75 pence per share and $37.33 per ADS.

5	There were gains of £823,125 on the exercise of share options in 2005 (2004: £306,526). The market price of the shares at the date of exercise on 9 June 2005 was £3.705. There were hypothetical gains of £2,141,667 made on the vesting of shares at the market value share price on the date of vesting.

6	2006 awards are described on pages 40 and 41.

7	Other senior managers as a group were 8 persons at 1 January 2005 and were 6 persons at 31 December 2005 following the resignations from the GMC of Alex Hungate on 30 June 2005, Mike Sayers on 21 September 2005 and Chris Verougstraete on 2 October 2005 and the appointment of Anne Bowerman to the GMC on 7 July 2005.

10   Directors’ interests in ordinary shares
The total interests of the current directors and other senior management in issued share capital and in shares underlying options and incentive plans are shown below as at 7 March 2006. No director or senior manager beneficially owns 1% or more of Reuters issued share capital. Interests in ordinary shares (excluding options and interests in long-term incentive plans disclosed above) held at 1 January 2005 and 31 December 2005 are also shown for directors in office at 31 December 2004. Directors were the beneficial owners of all shares except for 16,875 shares held by David Grigson’s family members and 52,451 shares held by a trust of which Tom Glocer and his family are beneficiaries.

				Interests at 7 March 2006
	Interests at 1 January 2005 Shares	Interests at 31 December 2005 Shares)
				Shares	Long-term incentives	Options
			[1]

Directors

Niall FitzGerald, KBE	30,000	50,000		55,000	—	—

Tom Glocer	217,113	372,145		372,145	3,102,024	7,246,929

David Grigson	48,430	63,430		63,430	626,967	1,589,261

Devin Wenig	78,354	105,843		105,843	608,514	1,508,675

Lawton Fitt	—	25,000		25,000	—	—

Penny Hughes	—	—		2,392	—	—

Ed Kozel	7,500	7,500		7,500	—	—

Sir Deryck Maughan	n/a	—		—	—	—

Ken Olisa	—	2,550		2,550	—	—

Dick Olver	10,000	10,000		10,000	—	—

Charles Sinclair	35,000	35,000		n/a	—	—

Ian Strachan	15,500	15,500		15,500	—	—

Other senior managers as a group (6 persons)[2]	162,124	198,599		139,150	1,662,676	3,530,564

None of the directors has notified the company of an interest in any other shares, or other transactions or arrangements which require disclosure. There have been no movements in the interests of the directors in the share capital of the Group companies since 31 December 2005 other than a purchase of 5,000 shares by Niall FitzGerald and 2,392 by Penny Hughes.

Notes:
1	Or as at the date of retirement, if earlier.

2	Other senior managers as a group were 8 persons at 1 January 2005 and were 6 persons at 31 December 2005 following the resignations from the GMC of Alex Hungate on 30 June 2005, Mike Sayers on 21 September 2005 and Chris Verougstraete on 2 October 2005 and the interim appointment of Anne Bowerman to the GMC on 7 July 2005.

On behalf of the Board Niall FitzGerald, KBE Chairman, 10 March 2006

48	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

United States opinion

Report of independent Registered Public Accounting Firm
In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated cash flow statement and consolidated statement of recognised income and expense present fairly, in all material respects, the financial position of the Reuters Group PLC and its subsidiaries at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31 December, 2005 in conformity with IFRSs as adopted by the EU. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the accounting policies, the Group adopted International Accounting Standards (IAS) 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’, in accordance with IFRS as adopted by the EU. The change has been accounted for prospectively from 1 January 2005 except for the disclosure requirements of IFRS 5 which were also applied to the comparative information.

IFRSs as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Summary of differences between IFRS and US Generally Accepted Accounting Principles (US GAAP) in the consolidated financial statements.

PricewaterhouseCoopers LLP London, 10 March 2006

Reuters Group PLC Annual Report and Form 20-F 2005	49

Back to Contents

Consolidated income statement

For the year ended 31 December

		2005		2004
	Notes	£m		£m

Revenue	01, 02	2,409		2,339

Operating costs	03	(2,251)		(2,187)

Other operating income	04	49		42

Operating profit		207		194

Finance income	05	41		15

Finance costs	05	(53)		(27)

Profit on disposal of associates and available-for-sale financial assets		38		203

Share of post-taxation profits from associates and joint ventures*	15	5		11

Profit before taxation		238		396

Taxation	06	(9)		(40)

Profit for the year from continuing operations		229		356

Discontinued operations

Profit for the year from discontinued operations	07	253		19

Profit for the year		482		375

Attributable to:

Equity holders of the parent	11	456		364

Minority interest	11	26		11

Earnings per share

From continuing and discontinued operations

Basic earnings per ordinary share	08	32.6	p	26.0	p

Diluted earnings per ordinary share	08	31.7	p	25.4	p

From continuing operations

Basic earnings per ordinary share	08	16.3	p	25.4	p

Diluted earnings per ordinary share	08	15.9	p	24.8	p

*	Share of post-taxation profits from associates and joint ventures includes a taxation charge of £1 million (2004: £2 million).

Dividends paid and proposed during the year were £140 million (2004: £140 million paid and proposed). Please see note 32 on page 92.

Consolidated statement of recognised income and expense

For the year ended 31 December

		2005	2004
	Notes	£m	£m

Profit for the year		482	375

Actuarial losses on defined benefit plans	11, 25	(48)	(205)

Exchange adjustments offset in reserves	11	118	(48)

Translation differences taken to the income statement on disposal of assets	11, 28	(2)	6

Fair value losses on available-for-sale financial assets	11	(15)	–

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	11	(73)	–

Fair value losses on net investment hedges	11, 28	(39)	–

Fair value gains taken to the income statement on disposal of net investment hedges	11, 28	(14)	–

Taxation on the items taken directly to or transferred from equity	11	14	35

Net losses not recognised in income statement	11	(59)	(212)

Total recognised income for the year		423	163

Attributable to:

Equity holders of the parent		374	166

Minority interest		49	(3)

Fair value gains and losses arise as a result of application of IAS 39 by the Group, with effect from 1 January 2005. The adoption of IAS 39 resulted in an increase in equity at 1 January 2005 of £129 million, of which £2 million was attributable to the minority interest.

The consolidated reconciliation of changes in equity is set out in note 11 on page 65.

50	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Consolidated balance sheet

At 31 December

		2005	2004
	Notes	£m	£m

Assets
Non-current assets:

Intangible assets	13	487	316

Property, plant and equipment	14	358	354

Investments accounted for using the equity method:

Investments in joint ventures	15	32	29

Investments in associates	15	4	6

Deferred tax assets	26	276	292

Other financial assets and derivatives	16	22	28

		1,179	1,025

Current assets:

Inventories	18	1	3

Trade and other receivables	19	270	535

Other financial assets and derivatives	16	18	287

Current tax debtor		6	7

Cash and cash equivalents	20	662	578

		957	1,410

Non-current assets classified as held for sale	21	1	145

Total assets		2,137	2,580

Liabilities
Current liabilities:

Trade and other payables	22	(397)	(721)

Current tax liability	23	(228)	(260)

Provisions for liabilities and charges	24	(64)	(87)

Other financial liabilities and derivatives	16	(49)	(181)

		(738)	(1,249)

Non-current liabilities:

Provisions for liabilities and charges	24	(392)	(340)

Other financial liabilities and derivatives	16	(371)	(329)

Deferred tax liabilities	26	(66)	(45)

		(829)	(714)

Liabilities directly associated with non-current assets classified as held for sale	21	–	(47)

Total liabilities		(1,567)	(2,010)

Net assets		570	570

Shareholders’ equity

Share capital	27	467	455

Other reserves	28	(1,692)	(1,755)

Retained earnings	11	1,795	1,671

Total parent shareholders’ equity		570	371

Minority interest in equity		–	199

Total equity		570	570

The balance sheet of Reuters Group PLC is shown on page 112.

The financial statements on pages 50–103 and the summary of differences between IFRS and US GAAP on pages 104–108 were approved by the Board of Directors on 10 March 2006.

Tom Glocer CEO	David Grigson CFO

Reuters Group PLC Annual Report and Form 20-F 2005	51

Back to Contents

Consolidated cash flow statement

For the year ended 31 December

		2005	2004
	Notes	£m	£m

Cash flows from operating activities

Cash generated from operations	29	271	280

Interest received		55	19

Interest paid		(49)	(30)

Tax paid		(24)	(43)

Net cash flow from operating activities		253	226

Cash flows from investing activities

Acquisitions, net of cash acquired	30	(124)	(78)

Disposals, net of cash disposed	30	246	438

Purchases of property, plant and equipment		(145)	(109)

Proceeds from sale of property, plant and equipment		3	66

Purchases of intangible assets		(40)	(27)

Purchases of available-for-sale financial assets		(1)	(1)

Proceeds from sale of available-for-sale financial assets		85	25

Dividends received		5	5

Net cash flow from investing activities		29	319

Cash flows from financing activities

Proceeds from issue of shares		10	6

Share buyback		(223)	–

Decrease/(increase) in short-term investments		248	(105)

Decrease in borrowings		(144)	(225)

Equity dividends paid to shareholders		(140)	(140)

Equity dividends paid to minority interests		(23)	–

Net cash flow from financing activities		(272)	(464)

Exchange gains/(losses) on cash and cash equivalents		66	(33)

Net increase in cash and cash equivalents		76	48

Cash and cash equivalents at the beginning of the year		561	513

Cash and cash equivalents at the end of the year	31	637	561

Group accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to 2005 and 2004, unless otherwise stated.

Basis of accounting
The financial statements have been prepared under the historical cost convention, unless otherwise stated below, and in accordance with the Companies Act 1985 and applicable accounting standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain judgements, estimates and assumptions that affect the reported amounts of revenue and expenses during the reported period, the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Further details regarding areas requiring significant assumptions and estimates are provided in the relevant notes to the financial statements.

There are certain areas of complexity which require a higher degree of judgement. These areas include impairment of assets, accounting for employee share plans and defined benefit pension funds, provisions, allowances for doubtful accounts, deferred taxation and accounting for derivative assets and liabilities.

Adoption of International Financial
Reporting Standards (IFRS)
Prior to 2005, the Group prepared its audited annual financial statements under UK GAAP. For the year ended 31 December 2005, the Group is required to prepare its annual consolidated financial statements in accordance with IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the EU and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements take account of the requirements and options in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ as they relate to the 2004 comparatives included herein.

The Group’s transition date to IFRS was 1 January 2004. All adjustments on first time adoption were recorded in shareholders’ equity on the date of transition, except for adjustments relating to IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ which were recorded in shareholders’ equity at 1 January 2005.

IFRS 1 sets out the transition rules which must be applied when IFRS is adopted for the first time. As a result, some of the requirements and options in IFRS 1 may result in a different application of accounting policies in the 2004 financial information, presented for the first time under IFRS, from that which would apply if the 2004 financial statements were prepared using full retrospective adoption of IFRS. The standard sets out the mandatory exceptions to retrospective application and certain optional exemptions. The optional exemptions taken by the Group are:

52	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

(a)	Business combinations;

(b)	Employee benefits;

(c)	Cumulative translation differences;

(d)	Share-based payment transactions; and

(e)	Financial instruments.

The mandatory exceptions outlined in IFRS 1 relevant to the financial statements of the Group (with which the Group has complied) relate to:

(f)	Estimates; and

(g)	Assets classified as held for sale and discontinued operations.

For more details regarding the Group’s transition to IFRS and detailed explanation of the above, please refer to note 40 on page 101.

The following accounting policies have been consistently applied to 2005 and 2004, except those noted in (e) and (g) above, where the comparative information is determined under the previous accounting policies in accordance with UK GAAP.

Basis of consolidation
The consolidated financial statements include the financial statements of Reuters Group PLC and its subsidiaries and the Group’s share of the post-acquisition results of associates and joint ventures.

Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All intra-group transactions are eliminated as part of the consolidation process. In preparing the Group financial statements, accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Associates and joint ventures
Associates are all entities over which the Group has significant influence but not control generally accompanying a shareholding of between 20% and 50% of the voting rights. Joint ventures are all entities over which the Group has joint control with one or more other entities outside the Group. Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates and joint ventures includes goodwill identified on acquisition, plus the Group’s share of post-acquisition reserves.

The Group’s share of post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. When the Group’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest. For Group reporting purposes, the results of associates and joint ventures have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Foreign currency translation
Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in pounds sterling, Reuters Group PLC’s functional and presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement except when deferred in equity as qualifying cash flow and net investment hedges.

Translation differences on non-monetary items, such as available-for-sale financial assets, are included in the fair value reserve in equity.

The results and financial position of all Group companies that have a functional currency other than sterling are translated as follows:

•	income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction date, in which case income and expenses are translated at the date of the transaction);

•	assets and liabilities are translated at the closing exchange rate at the date of the balance sheet; and

•	all resulting differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and from borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Revenue recognition
Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of products applicable to the year.

Revenue from sales of subscription-based real-time and historical information services is recognised rateably over the term of the subscription.

Revenue from contracts for the outright sale of systems-based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance, at which time the Group has no further obligation. Long-term contracts are accounted for in accordance with the contractual terms either on a percentage of completion basis or on a time and materials as incurred basis.

Revenue from associated maintenance and support services is recognised rateably over the term of the maintenance contract. Where contracts allow the Group to recharge costs from communications suppliers and exchanges onwards to subscribers, this income is recognised as revenue.

Transaction products usage revenue is accounted for on a trade date basis.

Interest income is accrued on a time basis by reference to the amount outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying value.

Securities transactions between Instinet Group counterparties which pass through Instinet Group in its role as agency broker are recorded on a settlement date basis and, therefore, are only reflected in the balance sheet if there is a failure to settle. Revenues and related expenses arising from such securities transactions are accrued from the date of the transaction.

Pensions and similar obligations
IAS 19 ‘Employee Benefits’ was amended on 16 December 2004, with effect from 1 January 2006. The amendment provides the option to recognise all actuarial gains and losses in the statement of recognised income and expense. The Group has elected to adopt this treatment early and has applied this accounting from the date of transition to IFRS.

Reuters Group PLC Annual Report and Form 20-F 2005	53

Back to Contents

Group accounting policies continued

The Group operates defined contribution and defined benefit pension plans and provides post-retirement medical benefits.

Payments to defined contribution pension plans are charged as an expense to the income statement, as incurred, when the related employee service is rendered. The Group has no further legal or constructive payment obligations once the contributions have been made.

For defined benefit pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method and is charged to the income statement so as to spread the service cost over the service lives of the employees. An interest cost representing the unwinding of the discount rate on the scheme liabilities, net of the expected return on scheme assets, is charged to the income statement. The liability recognised in the balance sheet, in respect of defined benefit pension plans, is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in a currency in which the benefits will be paid and that have terms of maturity approximating to the terms of the relevant pension liability.

All actuarial gains and losses which arise in calculating the present value of the defined benefit obligation, and the fair value of plan assets, are recognised immediately in the statement of recognised income and expense.

Post-retirement medical benefits are provided to employees of some Group companies. The expected costs are determined using an accounting methodology similar to that for defined benefit pension plans.

Share-based payments
The Group makes equity-settled and cash-settled share-based payments to its employees. Equity-settled share-based awards granted after 7 November 2002 but not vested by 1 January 2005 are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period of the award. At each balance sheet date, the Group revises its estimate of the number of options that are expected to become exercisable.

Cash-settled share-based payments are accrued over the vesting period of the award, based on the current fair market value at each balance sheet date.

When share options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium.

Intangible assets
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures is included in the carrying value of the investment. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold. Goodwill which was previously directly written off to reserves under UK GAAP is not included in the gain or loss on disposal of an entity.

Internally generated intangible assets – product development
Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming income-generating is capitalised as an intangible asset and amortised over the useful economic life. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product once completed. Capitalisation ceases when the product is ready for launch.

Expenditure on research activities and on development activities that does not meet the above criteria is charged to the income statement as incurred.

Internally developed intangible assets are systematically amortised over their useful economic lives which range from three to five years on a straight line basis.

Other intangibles
Costs which are directly associated with the production of software for internal use in the business are capitalised as an intangible asset. Software which forms an integral part of the related hardware is capitalised with that hardware and included within property, plant and equipment. Software assets are amortised on a straight line basis over their expected useful economic lives.

Acquired intangible assets include computer software licences, customer relationships, trade names and trademarks. These assets are capitalised on acquisition and amortised over their expected useful economic lives.

Other intangible assets are systematically amortised on a straight line basis over their useful economic lives which are as follows:

Computer software	3 to 5 years

Other acquired intangibles	5 to 15 years

Impairment of assets
Assets which have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets which are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units, ‘CGUs’). Where assets do not generate independent cash flows and their carrying value cannot be attributed to a particular CGU, CGUs are grouped together at the level at which these assets reside, and the carrying amount of this group of CGUs is compared to the recoverable amount of that particular group.

Property, plant and equipment
All property, plant and equipment is stated at historical cost less depreciation and includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefit will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives:

Freehold land	Not depreciated

Freehold buildings	Normally 50 years

Leasehold property	Over the term of the lease

Computer systems equipment, office equipment
and motor vehicles	2 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Non-current assets held for sale (effective 1 January 2005)
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less selling costs.

For 2004 comparatives, the Group has applied the disclosure requirements for assets held for sale as at 31 December 2004. Balance sheet values have not been restated, in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

54	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Investments (effective 1 January 2005)
The Group classifies its investments in the following categories:

•	financial assets at fair value through profit and loss;

•	loans and receivables;

•	held-to-maturity investments; and

•	available-for-sale financial assets.

The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit and loss
This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are initially recognised at fair value and subsequently remeasured at fair value. Realised and unrealised gains and losses are included in the income statement in the period in which they arise.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market; they are included in trade and other receivables in the balance sheet. Assets in this category are initially recognised at fair value and subsequently measured at amortised cost.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Assets in this category are initially recognised at fair value and subsequently measured at amortised cost.

Available-for-sale financial assets
The Group has classified all of its marketable securities as available-for-sale. Assets in this category are initially recognised at fair value and subsequently remeasured at fair value. Unrealised gains and losses arising from changes in fair value are recognised in the statement of recognised income and expense.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. On disposal or impairment of the asset, gains or losses in equity are recycled through the income statement.

Cash and cash equivalents
Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other highly liquid investments with original maturities of three months or less, and bank overdrafts.

Inventories and contract work in progress
Inventories and contract work in progress are valued at the lower of cost and net realisable value less progress payments received and receivable from the client.

Cost is calculated on a First-In-First-Out basis by reference to the invoice value of supplies and attributable costs of bringing inventories to their present location and condition.

Net realisable value is the estimated market value less selling costs.

Trade receivables
Trade receivables do not carry interest and are stated at their nominal value, as reduced by appropriate allowances for estimated irrecoverable amounts. A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of these receivables. The amount of the provision is the difference between the carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Provisions
Provisions, other than in respect of pension and post-retirement healthcare benefits, are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination liabilities, employee termination payments and other liabilities incurred as part of restructuring programmes. Provisions are not recognised for future operating losses.

Leasing
Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease rentals are charged against profit on a straight line basis over the period of the lease. Operating lease incentives received are initially deferred and then recognised over the full period of the lease.

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Borrowing costs on qualifying assets are expensed as incurred and not capitalised as part of the cost of the asset.

Purchases and sales of financial assets
Purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by the Group. This includes securities transactions between Instinet Group counterparties that pass through Instinet Group in its role as agency broker and, therefore, are only reflected in the balance sheet if there is a failure to settle. Revenues and related expenses arising from such securities transactions are accrued from the date of the transaction.

Derivative financial instruments and hedging (effective 1 January 2005)
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either:

•	hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges);

•	hedges of highly probable forecast transactions (cash flow hedges); or

•	hedges of net investments in foreign operations (net investment hedges).

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the period when the hedged item will affect profit and loss (for instance, when the forecast sale that is hedged takes place). However, when the forecast transaction

Reuters Group PLC Annual Report and Form 20-F 2005	55

Back to Contents

Group accounting policies continued

that is hedged results in the recognition of a non-financial asset (for example, project costs or a major business investment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedges
Derivatives and foreign currency borrowings are used as hedges for net investments in foreign operations. Any gain or loss on a derivative hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement. Any gain or loss on foreign currency borrowings used as a hedge is recognised in equity.

Gains and losses accumulated in equity are included in the income statement on disposal or impairment of the foreign operation.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments, while providing effective economic hedges under the Group’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement. The Group does not hold or issue derivative financial instruments for speculative purposes.

Fair value estimation (effective 1 January 2005)
The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The fair value of foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Other financial instruments are valued using standard pricing models based on quoted forward market rates, interpolated between dates where appropriate, and discounted cash flow techniques.

Interest in shares of Reuters Group PLC
Shares held by the employee share ownership trusts and repurchased shares are recorded in the balance sheet as a deduction from shareholders’ equity at cost.

Dividend distribution
Dividend distributions are recognised as a liability in the period in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meeting by shareholders.

Taxation
The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

The current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method, and is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of realisation or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised if the temporary differences arise from goodwill not deductible for tax purposes, or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Segment reporting
A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns which are different from those in other business segments. A geographical segment is a different economic environment in which an entity operates.

Business segmentation is the primary reporting dimension for the Group, with geographical segmentation being the secondary reporting dimension. Accordingly, the four business divisions (Sales & Trading, Research & Asset Management, Enterprise, and Media) and Instinet Group (in 2004), are the primary reporting segments for the Group.

Note 1 on page 58 outlines in detail the allocation approach in respect of revenues, costs, assets and liabilities.

Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after 1 January 2006 or later periods but which the Group has chosen not to early adopt. The new standards which are expected to be relevant to the Group’s operations are as follows:

IAS 39 (Amendment) ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’ (effective from 1 January 2006)
The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. The Group has no current plans to take advantage of this amendment.

IAS 39 (Amendment) ‘The Fair Value Option’ (effective from 1 January 2006)
This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from annual periods beginning 1 January 2006.

IAS 39 and IFRS 4 (Amendments) ‘Financial Guarantee Contracts’ (effective from 1 January 2006)
This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred; and (b) the expenditure required to settle the commitment at the balance sheet date.

IFRS 7 ‘Financial Instruments: Disclosures’ and IAS 1 (Amendment) ‘Presentation of Financial Statements – Capital Disclosures’ (effective from 1 January 2007)
IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30 ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’, and disclosure requirements in IAS 32 ‘Financial Instruments: Disclosure and Presentation.’ It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1

56	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ (effective from 1 January 2006)
IFRIC 4 requires the determination of whether an arrangement is, or contains a lease, to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

IAS 21 (Amendment) ‘Net investment in a foreign operation’
This amendment relaxes the requirement for a monetary item that forms part of a reporting entity’s net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. It also clarifies the treatment of so-called ‘sister company loans’.

IFRIC 7 ‘Applying the restatement approach under IAS 29’
IFRIC 7 deals with the accounting when an entity identifies the existence of hyperinflation in the economy of its functional currency and how deferred tax items in the opening balance sheet should be restated. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s operations.

IFRIC 8 ‘Scope of IFRS 2’
IFRIC 8 clarifies that transactions within the scope of IFRS 2 ‘Share-based payment’, include those in which the entity cannot specifically identify some or all of the goods or services received. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received.

IFRIC 9 ‘Reassessment of embedded derivatives’
IFRIC 9 ‘Reassessment of embedded derivatives’ clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited, unless there is a change in the contract’s terms, in which case it is required. The Group has assessed the impact of the interpretation and concluded that will not have a significant effect on the Group’s operations.

Applicable accounting policies for 2004 comparatives
IAS 32 and IAS 39 have been adopted by the Group at 1 January 2005. The comparative information in 2004 for financial instruments, within the scope of IAS 39, is determined under the previous accounting policies in accordance with UK GAAP. Those policies include:

Investments
Government securities are stated in the balance sheet at the lower of cost plus accrued capital appreciation and market value. Income from these securities and any adjustment for changes in their market value during the year is reported as part of profit.

Debt issuance
Medium-term notes and commercial paper are stated at the amount of the net proceeds plus accrued interest or any discount or premium. Discounts or premiums to the nominal value are amortised over the term of the issue. Costs associated with debt issuance are charged against profit over the life of the instrument.

Foreign currency swap agreements and forward contracts are used to convert non-sterling debt into sterling. Interest rate swaps, swaptions and forward rate agreements are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivatives are recognised as adjustments to interest expense over the period of the contract.

Treasury
The Group receives revenue and incurs expenses in more than 70 currencies and uses financial instruments to hedge a portion of its net cash flow and operating profit.

The derivative contracts are treated from inception as an economic hedge of the underlying financial instrument, with matching accounting treatment and cash flows. The derivative contracts have high correlation with the specific underlying risks being hedged, both at inception and throughout the hedge period.

The Group uses financial instruments to hedge a portion of its interest exposure. Profits and losses on financial instruments are reported as part of profit for the period to which they relate.

Financial instruments hedging the risk on foreign currency assets are revalued at the balance sheet date and the resulting gain or loss offset against that arising from the translation of the underlying asset into sterling.

The Group does not hold or issue derivative financial instruments for speculative purposes.

Reuters Group PLC Annual Report and Form 20-F 2005	57

Back to Contents

Notes to the financial statements

01 Segmental analysis – income statement

Primary reportable segments – business divisions
The Group operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise, and Media (excluding Instinet Group in 2004). Therefore, the Group’s primary segmental reporting is by business division. In order to report segmental results, it is necessary to determine a methodology to allocate revenues, costs, assets and liabilities to those segments.

Each division is responsible for specific product revenues, with the exception of Reuters 3000 Xtra and the 2000/3000 range of products. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division by reference to the nature of the customer purchasing the product. This is determined on a customer-by-customer basis.

Where costs relate to a specific division, they are mapped directly to that division. Where costs are shared, an activity based costing (ABC) technique is used to split these costs between divisions. The Reuters ABC model (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using cost drivers. These cost drivers (such as the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of costs.

Divisional results could alter with the application of other allocation approaches and as continuous improvements are made to the Profitability Insight model.

Revenue and costs are allocated on a consistent basis year-on-year.

The tables below show a segmental analysis of results for Reuters continuing operations.
For information relating to discontinued operations, please see note 7 on page 62.

					2005

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,595	268	393	153	2,409

Operating costs	(1,475)	(305)	(325)	(146)	(2,251)

Other operating income	37	–	8	4	49

Operating profit	157	(37)	76	11	207

Finance income					41

Finance costs					(53)

Profit on disposal of associates and available-for-sale financial assets					38

Share of post-taxation profits from associates and joint ventures					5

Profit before taxation					238

Taxation					(9)

Profit for the year from continuing operations					229

					2004

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,542	262	391	144	2,339

Operating costs	(1,385)	(295)	(365)	(142)	(2,187)

Other operating income	18	17	5	2	42

Operating profit	175	(16)	31	4	194

Finance income					15

Finance costs					(27)

Profit on disposal of associates and available-for-sale financial assets					203

Share of post-taxation profits from associates and joint ventures					11

Profit before taxation					396

Taxation					(40)

Profit for the year from continuing operations					356

Divisional revenue comprises sales to external customers only. Divisional revenue from transactions with other segments is £nil (2004: £nil).

58	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

The following table shows the aggregate of each business division’s share of results of associates and joint ventures:

	2005	2004
	£m	£m

Sales & Trading	2	2

Research & Asset Management	–	–

Enterprise	–	3

Media	3	6

Share of post-taxation profits from associates and joint ventures	5	11

The following table provides information relating to depreciation, amortisation, impairments and other significant non-cash expenditures (excluding impairments) included in the divisional operating costs above:

	2005			2004

			Other non-cash			Other non-cash
	Depreciation		expenses	Depreciation		expenses
	and		(excluding	and		(excluding
	amortisation	Impairments	impairments)	amortisation	Impairments	impairments)
	£m	£m	£m	£m	£m	£m

Sales & Trading	88	1	39	83	22	13

Research & Asset Management	19	–	4	16	8	3

Enterprise	21	1	2	35	5	5

Media	4	1	1	6	–	1

Total	132	3	46	140	35	22

Impairments for 2004 exclude the £17 million impairment of goodwill in respect of BTC which has been reported in discontinued operations in 2005. Please see note 7 on page 62.

Please see note 13 on page 67 for more details relating to impairments.

Secondary reportable segments – geographical
Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.

The following table represents revenue from external customers by geographical area based on the geographical location of the customers:

	2005	%	2004
Revenue	£m	change	£m

UK and Ireland	379	1%	374

EMEA West	375	(5%)	393

EMEA East	576	–	577

Americas	651	7%	609

Asia	428	11%	386

Total revenue	2,409	3%	2,339

02 Revenue by type

An analysis of the Group’s revenue from sale of goods and services by type is set out below:

	2005	%	2004
	£m	change	£m

Recurring	2,242	4%	2,164

Usage	97	13%	86

Outright	70	(22%)	89

Total revenue	2,409	3%	2,339

Customers generally pay for Reuters products and services in three ways. Recurring revenue is generated through subscription fees to cover access of terminals and maintenance fees for software. Usage revenue is principally derived from matching and trading transactions, and other newer electronic trading products such as RTFI and RTFX. Outright revenue comprises once-off sales including information and risk management solutions.

Reuters Group PLC Annual Report and Form 20-F 2005	59

Back to Contents

Notes to the financial statements continued

03 Operating costs

	2005	%		2004
Costs by nature	£m	change		£m

Salaries, commission and allowances	761	(3%	)	782

Social security costs	67	7%		63

Share based payments (see note 33)	30	38%		22

Pension costs (see note 25)	55	92%		28

Total staff costs	913	2%		895

Services*	455	15%		394

Depreciation	99	(11%	)	112

Data	281	14%		247

Communications	289	(4%	)	301

Space	162	(8%	)	175

Amortisation of intangibles	33	15%		28

Impairments	3	(90%	)	35

Fair value movements on other financial assets	16	–		–

Total operating costs	2,251	3%		2,187

Operating costs include:

Research and development expenditure	92	(13%	)	105

Operating lease expenditure:

Hire of equipment	6	(22%	)	7

Other, principally property	67	(4%	)	70

Loss on disposal of property, plant and equipment	–	–		1

Advertising	17	(14%	)	20

*	Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses.

An analysis of the fees paid for professional services to the Group’s auditors is set out below:

	2005	%		2004
	£m	Change		£m

Audit services:

Statutory audit	3.0	(6%	)	3.2

Audit-related services:

Regulatory reporting	0.2	–		0.2

Further assurance services	2.1	24%		1.7

Tax services:

Compliance services	1.5	50%		1.0

Advisory services	1.1	(15%	)	1.3

Total fees paid	7.9	7%		7.4

United Kingdom	3.8	36%		2.8

Overseas	4.1	(11%	)	4.6

The statutory audit fee includes £10,000 in respect of the parent company audit (2004: £10,000).

Further assurance services include advice on preparation for Sarbanes-Oxley Act S404 compliance (including the attest work in relation to Instinet Group’s 2004 reporting requirements under the Act), review of conversion to IFRS reporting, advice in respect of accounting for the RPF and due diligence activities related to acquisitions and disposals. Tax compliance services include assistance with corporation and other tax returns. Tax advisory services relate to tax planning and employee-related issues.

The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.

60	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

04 Other operating income

	2005	%		2004
	£m	change		£m

Profit on disposal of subsidiaries	4	5%		4

Fair value movements on derivatives	18	–		–

Investment income	1	–		–

Foreign exchange gains	3	–		1

Other income	23	(39%	)	37

Total other operating income	49	16%		42

Other income comprises amounts received in respect of service provided by Reuters to joint ventures and other parties.

05 Finance income and finance costs

	2005	2004
	£m	£m

Interest receivable:

Listed investments	1	–

Unlisted investments	18	15

Swap contracts	18	–

Fair value gains on financial instruments	1	–

Foreign exchange gains on borrowings	3	–

Total finance income	41	15

Interest payable:

Bank loans and overdrafts	(4)	(2)

Other borrowings	(23)	(24)

Swap contracts	(22)	–

Fair value losses on financial instruments	(2)	–

Unwinding of discounts	(2)	(1)

Total finance costs	(53)	(27)

Following the adoption of IAS 39 ‘Financial Instruments: Recognition and Measurement’ on 1 January 2005, derivatives are recognised separately from the underlying borrowings to which they relate. In 2005, therefore, interest on derivatives has been recognised separately from interest on the underlying borrowings. This treatment is different from the 2004 treatment where interest on derivatives was netted against interest on the underlying borrowings.

06 Taxation

Analysis of charge for the period

	2005	2004
	£m	£m

Current taxation:

Continuing operations	(10)	17

Discontinued operations	50	21

	40	38

Deferred taxation (see note 26):

Continuing operations	19	23

Discontinued operations	13	1

	32	24

Continuing operations	9	40

Discontinued operations	63	22

Total taxation	72	62

Tax on items charged to equity

		2005		2004

	Continuing	Discontinued	Continuing	Discontinued
	£m	£m	£m	£m

Current tax charge on unrealised exchange movements	–	–	10	–

Deferred tax credit on actuarial losses on defined benefit plans	(10)	–	(45)	–

Deferred tax credit on stock options	(10)	(1)	(8)	(1)

Current tax credit on revaluations and fair value movements	(4)	–	–	–

Reuters Group PLC Annual Report and Form 20-F 2005	61

Back to Contents

Notes to the financial statements continued

Factors affecting tax charge for the period
The tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005	2004
	£m	£m

Profit before taxation	238	396

Profit before taxation multiplied by standard rate of corporation tax in the UK of 30% (2004: 30%)	71	119

Effects of:

Non-tax deductible amortisation and impairment of intangibles	4	11

Expenses not deductible for tax purposes	4	11

Non-taxable investment disposals and impairments	(13)	(66)

Adjustments in respect of prior years	(23)	(26)

Recognition of tax losses that arose in prior years	(33)	–

Other differences	(1)	(9)

Total taxation for continuing operations	9	40

The tax charge for the year includes a credit of £16 million in respect of UK taxation.

07 Discontinued operations

The Group adopted IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ from 1 January 2005 in accordance with the standard’s provisions. The adoption of IFRS 5 has resulted in the presentation of Instinet Group (including BTC) and Radianz as discontinued operations for the year ended 31 December 2005. There is no impact on the prior year financial statements other than a change in the presentation of the results and cash flows of discontinued operations. The prior period balance sheets are not restated.

The ‘Profit for the year from discontinued operations’ line within the income statement comprises the post-taxation profit or loss of discontinued operations, and the post-taxation profit or loss recognised on the disposal of the assets or disposal groups.

	2005	2004
	£m	£m

Profits after taxation of subsidiaries acquired with a view to resale	–	1

Profits after taxation of subsidiaries (net of taxation £20 million, 2004: £22 million)	69	39

Profit/(loss) on disposal of subsidiaries (net of taxation £43 million, 2004: £nil)	184	(1)

Impairment of subsidiaries (net of taxation £nil, 2004: £nil)	–	(20)

Profit for the year from discontinued operations	253	19

Basic earnings per ordinary share for discontinued operations	16.3p	0.6p

Diluted earnings per ordinary share for discontinued operations	15.8p	0.6p

Basic and diluted earnings per share are calculated using the weighted average number of ordinary shares as disclosed in note 8 on page 63.

Subsidiaries acquired with a view to resale: Radianz
On 21 October 2004, Reuters entered into exclusive discussions with BT to secure a long-term agreement for the provision of network services, including the sale of Radianz to BT. As a prerequisite to this agreement Reuters acquired Equant’s 49% voting interest in Radianz, with a view to selling the 100% interest to BT.

On 29 April 2005, Reuters completed the sale of its 100% voting interest in Radianz to BT for gross proceeds of £115 million.

Subsidiaries acquired with a view to resale are, by definition, discontinued operations under IFRS 5. However, IFRS 5 was only applicable from 1 January 2005, whereas Reuters acquired the remaining 49% of the voting shares in Radianz in November 2004. Radianz was a subsidiary from this date, and was therefore consolidated under IAS 27 ‘Consolidated and Separate Financial Statements’. For presentation purposes, the results for the year and the balance sheet position at 31 December 2004 have been presented using the income statement and balance sheet headings detailed in IFRS 5. The 2004 ‘profits after taxation of subsidiaries acquired with a view to resale’ of £1 million include a £9 million gain in respect of Reuters share of the disposal by Radianz of its Voice Services business offset by operating losses of Radianz for the year. Impairment of subsidiaries includes £3 million in respect of impairment of Radianz’s net assets to fair value less costs to sell.

The disposal of Radianz resulted in a loss on disposal of £4 million, which is presented within the ‘profit/loss on disposal of subsidiaries’ within discontinued operations.

Disposal of subsidiaries: Instinet Group (including BTC)
Reuters held approximately 62% of the shares in Instinet Group, a US based company, which was previously accounted for as a subsidiary of Reuters Group PLC on a 100% consolidated basis with offsetting minority interest.

On 31 March 2005, Reuters sold BTC, a soft dollar execution broker, to Instinet Group, for approximately 3.8 million shares of Instinet Group stock, valued at approximately £12 million. In 2004, an impairment loss of £17 million was recognised for BTC within ‘profit for the year from discontinued operations’.

The sale to Instinet Group has been accounted for as a partial disposal of the Group’s interest in BTC, which resulted in a loss of £3 million. BTC made profits after tax of £1 million in the period prior to sale.

On 22 April 2005, Instinet Group entered into a definitive agreement, pursuant to which NASDAQ would acquire all outstanding shares of Instinet Group.

At the same time, Instinet Group also agreed to sell its subsidiary, Lynch, Jones & Ryan, Inc. (LJR) to the Bank of New York for £96 million in cash, which closed on 1 July 2005.

In addition to these transactions, Instinet Group’s Board approved the declaration of a dividend to all stockholders of an amount not to exceed the net proceeds of the LJR transaction. The dividend was declared in July for approximately £60 million in cash (Reuters share being approximately £37 million).

62	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Following regulatory approval, the NASDAQ transaction closed on 8 December 2005. The gross proceeds received by the Group on completion of the sale were £612 million.

Reuters has recorded a net gain on sale of £191 million.

Instinet Group’s results up until sale, a profit after taxation of £68 million (before minority interest), are also included in the Group results as part of discontinued operations.

	2005	2004
Results of Instinet and BTC	£m	£m

Revenue	466	551

Operating costs	(402)	(517)

Operating profit	64	34

Finance income	13	7

Profit on disposal of available-for-sale financial assets	12	20

Profit before taxation	89	61

Taxation	(20)	(22)

Profit for the period	69	39

The net cash flow attributable to discontinued operations is as follows:

	2005	2004
	£m	£m

Cash generated from discontinued operations (see note 29)	3	(27)

Tax paid	(13)	(9)

Interest received	13	9

Interest paid	–	(1)

Net cash flow from operating activities	3	(28)

Net cash flow from investing activities*	(474)	28

Net cash flow from financing activities	(85)	129

Exchange gains/(losses) on cash and cash equivalents	57	(30)

(Decrease)/increase in cash and cash equivalents from discontinued operations	(499)	99

*	In 2005, includes £582 million relating to cash held by subsidiaries at the date of disposal.

08 Earnings per ordinary share

Basic earnings per ordinary share is based on the results attributable to equity shareholders and on the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by employee share ownership trusts and shares purchased as part of the share buyback and held as own shares.

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares used in the basic earnings per share calculation to assume conversion of all dilutive potential ordinary shares resulting from outstanding share options.

Weighted average number in millions	2005	2004

Ordinary shares in issue	1,438	1,434

Non-vested shares held by employee share ownership trusts	(32)	(34)

Shares repurchased	(10)	–

Basic earnings per share denominator	1,396	1,400

Issuable under employee share schemes	41	36

Diluted earnings per share denominator	1,437	1,436

Earnings per share from continuing and discontinued operations	2005	2004

Profit attributable to equity holders of the company (£m)	456	364

Basic earnings per share	32.6p	26.0	p

Diluted earnings per share	31.7p	25.4	p

Earnings per share from continuing operations	2005	2004

Profit attributable to equity holders of the company (£m)	229	356

Basic earnings per share	16.3p	25.4p

Diluted earnings per share	15.9p	24.8p

Reuters Group PLC Annual Report and Form 20-F 2005	63

Back to Contents

Notes to the financial statements continued

09 Remuneration of directors

Section 9 of the remuneration report includes details of directors’ emoluments, pension arrangements, long-term incentive plans and stock option plans, details of which form part of these financial statements.

Details of senior management remuneration are given in note 34 on page 95.

10 Employee information

The average number of employees during the year was as follows:

	2005	2004

Business division:

Sales & Trading	491	305

Research & Asset Management	658	699

Enterprise	925	296

Media	109	64

Shared divisional resources	1,974	2,181

Total divisions	4,157	3,545

Global Sales & Service Organisation	5,438	5,944

Content	3,841	3,546

Corporate Services	1,582	1,780

Total continuing operations	15,018	14,815

Discontinued operations	846	1,165

Total average number of employees	15,864	15,980

By location:

UK and Ireland	3,332	3,429

EMEA East	2,266	2,493

EMEA West	1,364	1,522

Americas	4,292	4,550

Asia	3,764	2,821

Total continuing operations	15,018	14,815

Discontinued operations	846	1,165

Total average number of employees	15,864	15,980

By function:

Production and communications	8,498	8,315

Selling and marketing	4,179	3,878

Support services and administration	2,341	2,622

Total continuing operations	15,018	14,815

Discontinued operations	846	1,165

Total average number of employees	15,864	15,980

The above include:

Development staff	2,332	2,282

The average number of employees during 2005 included 181 temporary staff (2004: 181).

64	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

11 Consolidated reconciliation of changes in equity

			Attributable to equity		Minority	Total
			holders of parent		interest	equity

		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2004		449	(1,717)	1,569	193	494

Actuarial losses on defined benefit plans	25	–	–	(205)	–	(205)

Exchange adjustments offset in reserves		–	(34)	–	(14)	(48)

Translation differences taken to the income statement on disposal of assets		–	6	–	–	6

Taxation on the items taken directly to or transferred from equity		–	(10)	45	–	35

Net expense recognised directly in equity		–	(38)	(160)	(14)	(212)

Profit for the year		–	–	364	11	375

Total recognised (expense)/income for 2004		–	(38)	204	(3)	163

Employee share schemes		–	–	28	4	32

Taxation on employee share schemes		–	–	9	–	9

Proceeds from shares issued to ordinary shareholders	27	6	–	–	–	6

Proceeds from shares issued to minority shareholders of Instinet		–	–	–	4	4

Dividends:	32

Interim dividend for 2004		–	–	(54)	–	(54)

Final dividend for 2003		–	–	(86)	–	(86)

Other movements in equity		–	–	1	1	2

31 December 2004		455	(1,755)	1,671	199	570

Transitional adjustment on first-time adoption of IAS 39*		–	108	19	2	129

1 January 2005		455	(1,647)	1,690	201	699

Actuarial losses on defined benefit plans	25	–	–	(48)	–	(48)

Exchange adjustments offset in reserves		–	97	–	21	118

Translation differences taken to the income statement on disposal of assets		–	(2)	–	–	(2)

Fair value losses on available-for-sale financial assets	16	–	(22)	–	7	(15)

Fair value gains on available-for-sale financial assets
taken to the income statement on disposal of assets	16	–	(68)	–	(5)	(73)

Fair value losses on net investment hedges	17	–	(39)	–	–	(39)

Fair value gains taken to the income statement on disposal of net investment hedges	17	–	(14)	–	–	(14)

Taxation on the items taken directly to or transferred from equity		–	4	10	–	14

Net expense recognised directly in equity		–	(44)	(38)	23	(59)

Profit for the year		–	–	456	26	482

Total recognised (expense)/income for 2005		–	(44)	418	49	423

Employee share schemes		–	–	40	7	47

Taxation on employee share schemes		–	–	11	–	11

Purchase of own shares**		–	–	(224)	–	(224)

Proceeds from shares issued to ordinary shareholders	27	12	–	–	–	12

Proceeds of shares issued to minority shareholders of Instinet		–	–	–	3	3

Dividends:	32

Interim dividend for 2005		–	–	(54)	–	(54)

Final dividend for 2004		–	–	(86)	–	(86)

Share of Instinet’s dividend paid to minority shareholders		–	–	–	(23)	(23)

Other movements in equity		–	(1)	–	–	(1)

Minority interest in subsidiary disposed in the year		–	–	–	(237)	(237)

31 December 2005		467	(1,692)	1,795	–	570

*	The transitional adjustment on the balance sheet at 1 January 2005 primarily comprises recognition of the fair value of the Group’s investments in Savvis (£45 million gain) and Tibco Software Inc (TSI) (£86 million gain), offset by initial recognition of embedded derivatives (£14 million loss plus £3 million taxation credit). Note 17 on page 73 includes further details.

**	Purchase of own shares represents the cost of 57 million shares in Reuters Group PLC purchased in the market as a part of the ongoing buyback programme.

Please refer to note 27 on page 89 and note 28 on page 90 for more information on the nature of and movements in share capital and other reserves respectively.

Retained earnings is stated after deducting £206 million (2004: £213 million) in respect of shares held by Reuters Employee Share Option Trusts (ESOTs) to satisfy certain options under the Group’s share option plans (see note 33 on page 93).

Reuters Group PLC Annual Report and Form 20-F 2005	65

Back to Contents

Notes to the financial statements continued

12 Segmental analysis – balance sheet

Primary reportable segments
The tables below show assets, liabilities and other information by business division. The assets and liabilities are attributed to business divisions using methodologies consistent with those applied to revenues and costs (see note 1):

Shared assets by business division consist principally of taxation, hedging derivatives, short-term investments, cash and borrowings as these are not managed separately by the division.

					31 December 2005

		Research
	Sales &	& Asset
	Trading	Management	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	661	253	183	43	961	2,101

Investment in associates and joint ventures	11	5	3	17	–	36

Total assets	672	258	186	60	961	2,137

Total liabilities	(506)	(128)	(146)	(70)	(717)	(1,567)

Capital expenditure	197	53	82	14	–	346

						31 December 2004

		Research
	Sales &	& Asset
	Trading	Management	Enterprise	Media	Instinet	Shared	Total
	£m	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	629	184	182	34	919	597	2,545

Investment in associates and joint ventures	9	5	3	18	–	–	35

Total assets	638	189	185	52	919	597	2,580

Total liabilities	(511)	(120)	(151)	(66)	(397)	(765)	(2,010)

Capital expenditure	71	20	28	6	19	–	144

Secondary reportable segments
		31 December 2005		31 December 2004

	Total	Capital	Total	Capital
	assets	expenditure	assets	expenditure
By geographical location	£m	£m	£m	£m

UK and Ireland	314	127	476	57

EMEA West	67	18	140	2

EMEA East	208	46	147	14

Americas	520	99	1,102	56

Asia	143	56	133	15

Central	885	–	582	–

Total	2,137	346	2,580	144

Central assets by geography consist principally of investments in associates and joint ventures, taxation, hedging derivatives and centrally managed cash and short-term investments.

66	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

13 Intangible assets

					Internally
		Trade	Customer	Technology	generated	Purchased
	Goodwill	names	relationships	know-how	software	software	Total
	£m	£m	£m	£m	£m	£m	£m

Cost:

1 January 2004	243	30	–	153	21	53	500

Exchange differences	(14)	(2)	–	(9)	–	(2)	(27)

Additions:

Acquisition of subsidiaries	5	1	1	–	–	–	7

Other additions	–	–	–	–	23	3	26

Disposals	(19)	–	–	–	–	–	(19)

Adjustments*	(6)	–	–	–	–	–	(6)

31 December 2004	209	29	1	144	44	54	481

Exchange differences	24	3	4	6	1	2	40

Additions:

Acquisition of subsidiaries	103	4	59	4	–	–	170

Other additions	–	–	–	–	29	11	40

Reclassifications**	(9)	(3)	–	(65)	–	(3)	(80)

31 December 2005	327	33	64	89	74	64	651

Amortisation and impairment:

1 January 2004	–	(9)	–	(50)	(2)	(19)	(80)

Exchange differences	–	–	–	4	–	1	5

Charged in the year:

Amortisation	–	(2)	–	(20)	(2)	(11)	(35)

Impairment	(18)	–	–	–	(34)	(3)	(55)

31 December 2004	(18)	(11)	–	(66)	(38)	(32)	(165)

Exchange differences	–	(2)	–	(3)	–	(2)	(7)

Charged in the year:

Amortisation	–	(3)	(4)	(15)	(3)	(10)	(35)

Impairment	–	–	–	–	(1)	–	(1)

Reclassifications**	–	3	–	38	–	3	44

31 December 2005	(18)	(13)	(4)	(46)	(42)	(41)	(164)

Carrying amount:

31 December 2004	191	18	1	78	6	22	316

31 December 2005	309	20	60	43	32	23	487

*	Adjustments of £6 million to goodwill in 2004 relate to the finalisation of earn out agreements in relation to the acquisition of AVT Technologies Limited and Capital Access International LLC, and also to the finalisation of fair value adjustments in respect of the acquisition of Multex. Fair value adjustments are based on an independent valuation performed by professionally-qualified valuers.

**	Reclassifications relate to Instinet Group which was classified as a discontinued operation prior to its disposal during the year.

Carrying amount of intangibles other than goodwill, internally-generated software and purchased software, includes the following balances which are considered to be material to the Group’s financial statements:

Arising on acquisition of	Nature (included in category)	Date of acquisition	Carrying amount £m	Remaining amortisation period

Telerate	Customer relationships	June 2005	52	9 years, 5 months

Bridge	Trade names	October 2001	16	5 years, 9 months

Bridge	Technology know-how	October 2001	15	5 years, 9 months

Reuters Group PLC Annual Report and Form 20-F 2005	67

Back to Contents

Notes to the financial statements continued

Impairment tests of goodwill during 2005
No impairment losses in respect of goodwill have been recognised in 2005.

For the purpose of performing impairment reviews, Reuters has identified eight cash generating units (CGUs). Annual impairment reviews are performed as at 1 July for all CGUs, which include allocated intangible assets with indefinite useful lives. No intangible assets other than goodwill have indefinite useful lives. These reviews compare the carrying value of each CGU with the present value of future cash flows arising from the use of the assets of the unit (value in use). If the value in use is less than the carrying value of the CGU, an impairment loss is recognised immediately in the income statement.

Goodwill has been allocated directly to CGUs, with the exception of goodwill arising from the acquisition of Telerate. This goodwill has been allocated £48 million to the Sales & Trading division and £24 million to the Enterprise division (excluding Risk) on the basis of the anticipated performance of Telerate’s products in each of the markets in which they operate.

		Carrying amount of goodwill at

		31 December 2005	31 December 2004
Business division	Cash Generating Unit	£m	£m

Sales & Trading	Sales & Trading	132	74

	Bridge Trading Company	–	8

Research & Asset Management	Investment Banking & Investment Management	103	74

	Wealth Management	–	–

	Lipper	31	22

Enterprise	Enterprise (excluding Risk)	29	4

	Risk	9	9

Media	Media	5	–

Total		309	191

Key assumptions used in the value in use calculations are as follows:

Cash flow projections are derived from financial plans approved by the Board and cover a five year period. They reflect management’s expectations of revenue growth, operating cost and margin for each CGU based on past experience. Projections exclude the expected revenue and cost synergy benefits arising from the various Core Plus growth strategies. Cash flows beyond the five year period have been extrapolated using estimated terminal growth rates.

A pre-tax discount rate of 9% (2004: 9%), reflecting the risks relating to the CGUs has been applied to cash flow projections. For accounting purposes, impairment testing has been performed using perpetuity growth rates ranging from 0% to 3% (2004: 0% to 3%). The rates used have been determined with regard to projected growth for the specific markets in which the CGUs participate. These rates are below the long-term average growth rate for the businesses in which Reuters operates.

The forecasts are most sensitive to changes in projected revenue growth rates in the first five years of the forecast period. However, there is significant headroom and forecast revenues would have to be more than 7% lower than currently projected, before a possible impairment charge would be indicated.

Impairment of goodwill and intangibles during 2004
Impairment losses in respect of goodwill in 2004 totalled £18 million, £17 million of which related to BTC, the soft dollar execution broker business.

In March 2005, Reuters agreed to sell BTC to Instinet Group in exchange for 3.8 million shares of Instinet Group. As a result, Reuters recognised a £17 million impairment loss on goodwill relating to BTC, which formed its own cash generating unit. Business had declined since the original purchase and future business could be further impacted by changes in the external marketplace. The loss was calculated on the basis of fair value less selling costs, as the value of the business could be ascertained by the existence in 2004 of an arms-length sale and purchase agreement. Although Instinet Group was a Group subsidiary at the time of the sale, Reuters had already announced an intention to sell the Instinet Group, subject to regulatory approval. The negotiations for the sale of BTC were therefore conducted on an arms-length basis. The impairment loss was reported within the Sales & Trading division and reclassified to discontinued operations in 2005.

Reuters also recorded a £37 million impairment on internally generated and purchased software of which £30 million relates to the impairment of a new order entry and billing system. During 2004, management revised the architectural solution to be simpler and more consistent with industry standards, leading to impairment of all of the previously capitalised expenditure. Management considers this decision will lead to a more cost effective and easier to execute solution in the longer term. The impairment loss has been allocated to the Sales & Trading (70%), Research & Asset Management (12%) and Enterprise (18%) business divisions. The balance relates to an impairment recorded in respect of development costs capitalised in our internal effort to build Reuters Knowledge for Investment Banking which was rationalised in favour of the newly acquired Multex platform and a write down in the value of capitalised software for Instinet Group which has been reclassified to discontinued operations in 2005.

68	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

14 Property, plant and equipment

				Office
			Computer	equipment
	Freehold	Leasehold	systems	and motor
	property	property	equipment	vehicles	Total
	£m	£m	£m	£m	£m

Cost:

1 January 2004	241	214	1,038	247	1,740

Exchange differences	(6)	(12)	(34)	(10)	(62)

Additions	1	32	69	9	111

Disposals	(83)	(47)	(215)	(53)	(398)

31 December 2004	153	187	858	193	1,391

Exchange differences	1	8	36	4	49

Additions	5	41	80	11	137

Acquisitions	–	–	1	1	2

Disposals	–	(8)	(91)	(15)	(114)

Reclassifications*	(1)	(62)	(41)	(36)	(140)

31 December 2005	158	166	843	158	1,325

Depreciation:

1 January 2004	(95)	(112)	(853)	(203)	(1,263)

Exchange differences	6	3	32	5	46

Charged in the year	(8)	(11)	(95)	(16)	(130)

Disposals	27	27	208	48	310

31 December 2004	(70)	(93)	(708)	(166)	(1,037)

Exchange differences	(1)	(3)	(29)	(3)	(36)

Charged in the year	(4)	(13)	(73)	(13)	(103)

Disposals	–	8	89	14	111

Reclassifications*	–	31	33	34	98

31 December 2005	(75)	(70)	(688)	(134)	(967)

Carrying amount:

31 December 2004	83	94	150	27	354

31 December 2005	83	96	155	24	358

*	Reclassifications relate to Instinet Group’s property, plant and equipment which was classified as discontinued operation prior to disposal during the year, other assets held for sale at the balance sheet date and depreciation capitalised as intangible assets.

	2005	2004
Carrying amount of leasehold property	£m	£m

Long-term leaseholds	33	32

Short-term leaseholds	63	62

Total leasehold property	96	94

The carrying amount of computer systems equipment includes an amount of £2 million in respect of subscriber equipment being sourced and managed by IBM on behalf of Reuters. This equipment has been classified as an asset held under finance lease (2004: £nil). The agreement for provision of equipment and services by IBM includes a renewal clause and an option to purchase the equipment at fair market value.

Reuters Group PLC Annual Report and Form 20-F 2005	69

Back to Contents

Notes to the financial statements continued

15 Investments accounted for using the equity method

	Interests
	in joint	Interests in
	ventures	associates	Total
	£m	£m	£m

Net assets/cost:

1 January 2004	72	207	279

Reclassifications*	(47)	(31)	(78)

Exchange differences	(1)	–	(1)

Arising in year – share of:

Operating profits	5	8	13

Taxation	–	(2)	(2)

Dividends received	(3)	(1)	(4)

Loans repaid to joint ventures	5	–	5

Disposals	–	(176)	(176)

Shareholder taxes	(2)	–	(2)

31 December 2004	29	5	34

Exchange differences	2	–	2

Arising in year – share of:

Operating profits	5	–	5

Interest receivable	1	–	1

Taxation	(1)	–	(1)

Additions	1	–	1

Dividends received	(4)	–	(4)

Disposals	(1)	–	(1)

Impairments	–	(2)	(2)

31 December 2005	32	3	35

Goodwill:

1 January 2004	–	1	1

31 December 2004	–	1	1

31 December 2005	–	1	1

Carrying amount:

Net assets/cost	29	5	34

Goodwill	–	1	1

31 December 2004	29	6	35

Net assets/cost	32	3	35

Goodwill	–	1	1

31 December 2005	32	4	36

*	Reclassifications relate to the Group’s investment in Radianz, which was classified as discontinued operation in 2004 and sold during 2005.

The Group holds 50% of the voting stock in Factiva which is a joint venture between Reuters and Dow Jones that provides a deep historical archive of Reuters news, Dow Jones news and around 8,000 additional publications.

The Group holds a 51% interest in AFE Solutions Limited, a 39% holding in 3 Times Square Associates LLC and a 40% holding in Independent Research Network LLC, being other jointly controlled entities accounted for under the equity method of accounting.

70	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Summarised financial information in respect of the Group’s interests in joint ventures at 31 December is as follows:

	2005	2004
	£m	£m

Income	83	80

Expenses	(78)	(75)

Profit	5	5

Non-current assets	76	66

Current assets	37	37

Current liabilities	(20)	(19)

Non-current liabilities	(61)	(55)

Carrying value	32	29

Summarised financial information in respect of the Group’s interests in its principal associates at 31 December is as follows:

	2005	2004
	£m	£m

Revenues	21	43

Profit	–	6

Assets	19	17

Liabilities	(15)	(11)

Carrying value	4	6

16 Other financial assets and liabilities

Other financial assets and derivatives are stated at fair value in 2005 and comparatives have been presented under UK GAAP as noted in the accounting policies. They include the following:

	2005	2004
	£m	£m

Available-for-sale financial assets:

Equity securities	13	47

Other available-for-sale financial assets	5	10

Short-term investments	1	258

Derivative financial instruments (see note 17)	21	–

Total	40	315

Less: Non-current portion	(22)	(28)

Current portion	18	287

Movements in the carrying value of available-for-sale financial assets are analysed as follows:

	2005	2004
	£m	£m

Opening balance	57	54

Adjustment on adoption of IAS 39 on 1 January 2005	101	–

Opening balance as adjusted	158	54

Foreign exchange	–	(1)

Additions	1	–

Fair value adjustments transferred to equity	(50)	–

Reclassifications*	(23)	31

Disposals	(68)	(27)

Closing balance	18	57

*	Reclassifications in 2005 include balances transferred to assets held for sale and liabilities associated with assets held for sale. Reclassifications in 2004 include balances transferred from investments in associates, following Reuters part-disposal of its stake in TSI.

Reuters Group PLC Annual Report and Form 20-F 2005	71

Back to Contents

Notes to the financial statements continued

Fair value movements on other financial assets and liabilities recognised during 2005 include the following:

	Fair value
	gain/(loss)	Fair value
	in income	gain/(loss)
	statement	in equity
	£m	£m

Available-for-sale financial assets	–	(50)

Financial assets held at fair value through profit or loss	(16)	–

Embedded derivatives in revenue contracts	21	–

Embedded derivatives in supplier contracts	(2)	–

Hedging instruments:

Cross-currency interest rate swaps – fair value hedges	(1)	–

Cross-currency interest rate swaps – net investment hedges	(1)	(39)

Total	1	(89)

Other financial liabilities include the following:

	2005	2004
	£m	£m

Borrowings:

Bank overdrafts	25	17

Bank loans	–	37

Term notes and commercial paper	383	456

Finance lease payables	2	–

Total borrowings	410	510

Derivative financial instruments (see note 17)	10	–

Total	420	510

Less: Non-current portion	(371)	(329)

Current portion	49	181

The term notes principally relate to a public bond of £356 million which is repayable in November 2010 and incurs interest at a fixed rate of 4.6%.

The maturity profile of finance lease payables is as below:

	Minimum lease payments		Present value of minimum lease payments

	2005	2004	2005	2004
	£m	£m	£m	£m

Within one year	1	–	1	–

One to five years	1	–	1	–

Greater than five years	–	–	–	–

	2	–	2	–

The fair value of the Group’s lease obligations approximates to their carrying amounts.

72	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

17 Derivatives and other financial instruments

IAS 32 ‘Financial Instruments: Presentation and Disclosure’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ were adopted by the Group with effect from 1 January 2005. Financial information was prepared under UK GAAP for the financial period ended 31 December 2004. Comparative information for 2004 is therefore shown separately after the 2005 information below.

Management of financial risk
The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

The main risks managed by the Group, under policies approved by the Board, are foreign currency risk, interest rate risk, liquidity and refinancing risk and counterparty credit risk. The Board periodically reviews Reuters treasury activities, policies and procedures. All treasury activity takes place within a formal control framework.

Market risk
Currency risk
Foreign exchange risk arises from cash flows relating to commercial transactions, recognised assets and liabilities and net investments in foreign operations.

Transaction exposure occurs when, as a result of trading activities, an entity receives or pays cash in a currency different from its functional currency. A substantial portion of Reuters revenue is receivable in foreign currencies with terms of payments up to three months in advance. Reuters is exposed to currency risk from committed revenue for periods of up to two years.

The Group has certain investments in foreign operations, whose net assets and related goodwill are exposed to foreign currency translation risk. The main currencies to which the Group is exposed are the US dollar, the Swiss franc and the Euro. Group policy is for currency exposure to be managed primarily through maintaining debt in currencies approximately proportionate to the foreign currency net assets. The currency of the debt may be altered by the use of currency swaps.

Price risk
Movements in equity security prices change the carrying value of available-for-sale financial assets, with changes being recorded in equity. On adoption of IAS 39 on 1 January 2005, Reuters designated its investment in Savvis convertible preference shares as being held at fair value through profit or loss, with movements in the fair value being recognised within the income statement. The shares were pledged as part of the consideration for the Telerate acquisition (see note 36) in June 2005 and no further fair value movements were recorded in the income statement after this point.

The Group does not have a material exposure to commodity price risk.

Credit risk
The Group is exposed to concentrations of credit risk. Trade debtors are concentrated in the financial community. The Group estimates that approximately 72% of its subscribers are financial institutions, 14% are corporations in other sectors of the business community, 9% are from the news media and 5% are government institutions and individuals worldwide (2004: 72%, 17%, 4% and 7%).

The maximum exposure to credit risk at 31 December 2005 was as follows: trade receivables £120 million, amounts owed by associates and joint ventures £4 million, accrued income £38 million, short-term investments £1 million, cash and equivalents £662 million and derivatives £21 million (2004: £131 million, £3 million, £38 million, £258 million, £578 million, £64 million).

The Group invests with high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution. All derivative instruments are unsecured, but the amount of this credit risk is generally restricted to any fair value gain and not the principal amount hedged. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of ‘A3/A-’ or higher.

Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Reuters manages its net debt position and interest costs to support its continued access to the full range of debt capital markets.

In April 2003, Reuters entered into a committed syndicated credit facility for £1.0 billion. In 2004, £520 million of the facility either expired or was voluntarily cancelled. At 31 December 2005, Reuters had £480 million available under the facility. The facility was undrawn during 2005. The commitment expires and final repayment is due in April 2008.

At the same time as the syndicated facility was arranged, committed bilateral facilities of £90 million were also put in place on similar terms. During 2004, £66 million of the facilities either expired or were voluntarily cancelled. At 31 December 2005, Reuters had £24 million available, all of which was undrawn. No loans were outstanding under this facility during 2005.

In March 1998, Reuters established a Euro commercial paper programme. This provides access to £1.5 billion of uncommitted short-term finance of which £1.5 billion was unused at 31 December 2005 (£1.4 billion was unused at 31 December 2004). In December 1998, Reuters established a £1.0 billion Euro medium-term note programme of which £631 million was unused at 31 December 2005 (£613 million was unused at 31 December 2004).

In addition, at 31 December 2005, the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £139 million, at money market rates.

Cash flow and fair value interest rate risk
The Group’s interest rate risk arises from interest-bearing assets and from borrowings.

Investments and borrowings subject to variable rates expose the Group to cash flow interest rate risk, which is the risk that future cash flows will fluctuate because of changes in market interest rates. Investments and borrowings subject to fixed rates expose the Group to fair value interest rate risk, as the fair value of the financial instrument fluctuates because of changes in market interest rates.

The Group has no specific requirements on the exact proportion of interest that should be fixed or floating. The position is reviewed periodically on a currency by currency basis. Various factors are considered in the review including existing debt covenant restrictions, forecast core debt levels and prevailing market conditions. Based on this review, the Group manages its cash flow interest rate risk by using interest rate swaps. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

Reuters Group PLC Annual Report and Form 20-F 2005	73

Back to Contents

Notes to the financial statements continued

Financial assets and liabilities
Carrying and fair values of Group financial assets and liabilities at 31 December were:

		2005

	Carrying value	Fair value
	£m	£m

Derivative instruments:

Cross-currency interest rate swaps – fair value hedges < 1 year	2	2

Cross-currency interest rate swaps – fair value hedges > 1 year	12	12

Embedded derivatives in revenue contracts	6	6

Embedded derivatives in supplier contracts	(1)	(1)

Cross-currency interest rate swaps – net investment hedges	(8)	(8)

Financial assets:

Available-for-sale assets (see note 16)	18	18

Trade receivables less provision for impairment (see note 19)	120	120

Amounts owed by associates and joint ventures (see note 19)	4	4

Other receivables (see note 19)	68	68

Accrued income*	38	38

Short-term investments (see note 16)	1	1

Cash and cash equivalents (see note 20)	662	662

Financial liabilities:

Borrowings (see note 16)	(410)	(410)

Trade payables (see note 22)	(14)	(14)

Accruals**	(262)	(262)

Amounts owed to associates and joint ventures (see note 22)	(11)	(11)

Other payables***	(36)	(36)

Other provisions and liabilities for charges****	(113)	(113)

Total	76	76

*	Prepayments and accrued income in note 19 (£78 million) include £40 million of prepayments that are not financial assets.

**	Accruals in note 22 (£264 million) include £2 million of non-financial liabilities.

***	Other payables in note 22 (£48 million) include £3 million of progress payments on contracts and £9 million of subscriptions in advance which are non-financial liabilities.

****	Other provisions and liabilities for charges in note 24 (£139 million) includes £26 million of non-financial liabilities.

The fair value of foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Other financial instruments are valued using standard pricing models based on quoted forward market rates, interpolated between dates where appropriate, and discounted cash flow techniques.

Embedded derivatives arise in revenue and supplier contracts where the currency of the contract is different from the functional currencies of the parties involved. The derivatives are separated from the host contracts and valued using quoted forward market rates.

Borrowings are recorded initially at fair value and subsequently recorded at amortised cost, adjusted for fair value movements in respect of related fair value hedges.

Derivative instruments
Derivative instruments held at 31 December 2005 were:

	Gross
	contract
	amounts	Assets	Liabilities
	£m	£m	£m

Maturing in less than one year:

Cross-currency interest rate swaps – fair value hedges	19	2	–

Forward foreign exchange contracts – held for trading	131	–	–

Embedded derivatives in revenue contracts	440	6	–

Embedded derivatives in supplier contracts	26	–	1

	616	8	1

Maturing in greater than one year:

Cross currency interest rate swaps – net investment hedges	304	1	9

Cross currency interest rate swaps – fair value hedges	337	12	–

Interest rate swaps – fair value hedges	10	–	–

	651	13	9

Total	1,267	21	10

Gross contract amounts are calculated at historical exchange rates.

During 2005, certain derivatives were transacted for the purpose of providing an economic hedge for an underlying risk but were not formally documented as hedges and consequently are classified above as forward foreign exchange contracts – held for trading.

74	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Reuters designated its investment in Savvis convertible preference shares as being held at fair value through profit or loss at 1 January 2005. The investment was pledged as part of the consideration on the Telerate acquisition in June 2005 (see note 36). Movements in the fair value of the investment between the start of the year and the date of disposal have been recognised within the income statement.

The following table provides an analysis by currency of interest rate swaps held for risk management purposes at 31 December 2005:

		Gross contract
		amount
Received	Paid	£m

Euro fixed	Sterling floating	351

Euro fixed	Euro floating	10

Japanese yen fixed	Sterling floating	5

Sterling floating	US dollar floating	280

Sterling floating	Swiss franc floating	24

Total		670

Interest is receivable under swap contracts at rates between 0.1% and 5.3% and is payable at rates between 1.5% and 5.3% . Interest rate swaps are due to mature at various dates between January 2006 and November 2010.

The following table provides an analysis by currency of forward exchange contracts held for risk management purposes at 31 December 2005:

Gross contract
amount
£m

Sales:

US dollar	22

Euro	14

Japanese yen	12

Australian dollar	8

Hong Kong dollar	8

Canadian dollar	7

Purchases:

Singapore dollar	24

South Africa rand	23

Swiss franc	9

Other	4

Total	131

Foreign exchange forward contracts are due to mature in January 2006.

Hedges of net investment in foreign entity
The Group’s long-term borrowing undertaken in November 2003 was swapped into US dollars and Swiss francs by transacting cross-currency interest rate swaps and designated as a hedge of the net investment in the Group’s foreign subsidiaries. The resulting debt of $470 million was designated against the US dollar foreign investment in Instinet Group until the time of its disposal and subsequently restructured and redesignated as a hedge of $498 million against the foreign investment in Reuters America LLC and goodwill arising on various acquisitions. The resulting Swiss franc liability of 55 million Swiss francs is designated as a hedge of the foreign investment in Reuters SA. The foreign exchange risk arising on retranslation of a €485 million quasi-equity loan from Reuters Finance (CI) Limited to Reuters Group PLC was hedged into sterling by designating a cross-currency interest rate swap as a hedge.

Hedges of fair values
The fair value interest rate risk of the €500 million fixed rate bond issued by Reuters Finance PLC was hedged by being swapped into floating rate interest. The foreign exchange risk arising from retranslation and interest rate risk arising from the impact of changes in interest rates on the fair values of foreign currency medium-term notes amounting to £27 million and maturing in 2006 and 2008 were also swapped into floating rate sterling interest rates. The above hedges were executed in the form of cross-currency interest rate swaps.

The weighted average variable rate payable on the interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2005 was 5%. The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

Financial instrument sensitivity analysis
The analysis below summarises the sensitivity of the fair value of the Group’s financial instruments to hypothetical changes in market rates. Fair values are the present value of future cash flows based on market rates at the valuation date.

The estimated adverse changes in the fair value of financial instruments are based on an instantaneous:

•	1% increase in the specific rate of interest from the levels effective at 31 December 2005 with all other variables remaining constant; and

•	10% weakening in the value of sterling against all other currencies from the levels applicable at 31 December 2005 with all other variables remaining constant.

Reuters Group PLC Annual Report and Form 20-F 2005	75

Back to Contents

Notes to the financial statements continued

	Fair value changes arising from

			10% weakening
			in other
		1% increase in	currencies
	Fair value	interest rates	against £
	£m	£m	£m

Financial assets:

Available-for-sale assets (see note 16)	18	–	(2)

Trade receivables less provision for impairment (see note 19)	120	–	(12)

Amounts owed by associates and joint ventures (see note 19)	4	–	–

Other receivables (see note 19)	68	–	(4)

Accrued income*	38	–	(3)

Short-term investments (see note 16)	1	–	–

Cash and cash equivalents (see note 20)	662	–	–

Financial liabilities:

Borrowings (see note 16)	(410)	22	38

Trade payables (see note 22)	(14)	–	1

Accruals**	(262)	–	16

Amounts owed to associates and joint ventures (see note 22)	(11)	–	–

Other payables***	(36)	–	2

Other provisions and liabilities for charges****	(113)	–	9

Derivatives:

Currency and interest rate swaps	6	(22)	4

Forward contracts	–	–	(1)

Embedded derivatives in revenue contracts	6	–	(44)

Embedded derivatives in supplier contracts	(1)	–	3

Total	76	–	7

*	Prepayments and accrued income in note 19 (£78 million) include £40 million of prepayments that are not financial assets.

**	Accruals in note 22 (£264 million) include £2 million of non-financial liabilities.

***	Other payables in note 22 (£48 million) include £3 million of progress payments on contracts and £9 million of subscriptions in advance which are non-financial liabilities.

****	Other provisions and liabilities for charges in note 24 (£139 million) includes £26 million of non-financial liabilities.

Monetary assets and liabilities
Monetary assets and liabilities by currency, excluding the functional currency of each operation, at 31 December 2005 were:

	Net foreign currency monetary assets/(liabilities)

						Hong
		US		Swiss	Japanese	Kong
	Sterling	dollar	Euro	franc	yen	dollar	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Functional currency of operation:

Sterling	–	(20)	15	(8)	11	8	(55)	(49)

US dollar	(13)	–	(4)	(4)	–	(1)	(4)	(26)

Euro	(2)	3	–	–	–	–	7	8

Swiss franc	(2)	12	11	–	–	–	–	21

Hong Kong dollar	2	1	–	–	–	–	–	3

Other	(3)	13	–	–	–	–	–	10

Total	(18)	9	22	(12)	11	7	(52)	(33)

Exchange differences that arise as a consequence of trading transactions and the translation of monetary assets and liabilities are taken to the income statement (see more detailed disclosure above).

76	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

The currency and interest rate profile of the Group’s financial assets and liabilities that are subject to interest rate risk at 31 December 2005 was:

	Classes of financial assets and liabilities

				Term			Weighted
		Cash and		notes and	Finance		average
	Short-term	cash	Bank	commercial	lease		interest
	investments	equivalents	overdrafts	paper	creditors	Total	rate
	£m	£m	£m	£m	£m	£m	%

By currency:

Sterling:

Floating	–	580	(24)	–	–	556	4

US dollar:

Floating	–	19	–	–	–	19	4

Fixed	–	–	–	–	(2)	(2)	6

Euro:

Floating	–	8	–	–	–	8	2

Fixed	–	–	–	(378)	–	(378)	4

Other:

Floating	1	55	(1)	–	–	55	3

Fixed	–	–	–	(5)	–	(5)	1

Total	1	662	(25)	(383)	(2)	253

By maturity:

Within one year	1	662	(25)	(22)	(1)	615

Between one and two years	–	–	–	–	(1)	(1)

Between two and three years	–	–	–	(5)	–	(5)

Between three and four years	–	–	–	–	–	–

Between four and five years	–	–	–	(356)	–	(356)

Over five years	–	–	–	–	–	–

Total	1	662	(25)	(383)	(2)	253

Total financial liabilities at 31 December 2005 are repayable as follows:
		Other financial
	Borrowings	liabilities
	£m	£m

Within one year	48	379

Between one and two years	1	30

Between two and three years	5	8

Between three and four years	–	8

Between four and five years	356	4

Over five years	–	7

Total	410	436

The exposure of the Group’s borrowings to interest rate changes and the contractual re-pricing dates are as follows:

	6 months
	or less	6–12 months	1–5 years	Over 5 years	Total
	£m	£m	£m	£m	£m

Bank overdrafts	25	–	–	–	25

Term notes and commercial paper	22	–	361	–	383

Finance lease creditors	1	–	1	–	2

Effect of interest rate swaps	361	–	(361)	–	–

Total	409	–	1	–	410

Reuters Group PLC Annual Report and Form 20-F 2005	77

Back to Contents

Notes to the financial statements continued

Derivatives and other financial instruments (2004 UK GAAP comparatives)
The accounting policies relevant to this note in 2004 under UK GAAP are given on page 57.

The following disclosure for Derivatives and Other Financial Instruments was made at 31 December 2004 in the annual report prepared under UK GAAP.

A substantial portion of the Group’s revenue is receivable in foreign currencies with terms of payment up to three months in advance. As such, the Group is subject to currency exposure from committed revenue and, additionally, to interest rate risk from borrowing and the investment of cash balances. The Group seeks to limit these risks by entering into a mix of derivative financial instruments.

If the derivative financial instruments were considered separately from the underlying future revenue and interest, the Group would be subject to market risk on these financial instruments from fluctuations in currency and interest rates. The Group only enters into such derivative financial instruments to hedge (or reduce) the underlying exposure described above. There is, therefore, no net market risk on such derivative financial instruments and only a credit risk from the potential non-performance by counterparties. The amount of this credit risk is generally restricted to any hedging gain and not the principal amount hedged.

Derivative instruments held at 31 December 2004 were:
			2004

	Gross contract
	amounts	Carrying value	Fair value
	£m	£m	£m

Foreign exchange forward contracts:

Contracts in profit	124	1	1

Contracts in loss	271	(1)	(1)

Foreign currency options:

Contracts in profit	–	–	–

Contracts in loss	–	–	–

Currency and interest rate swaps:

Contracts in profit	373	54	64

Contracts in loss	5	–	–

Total	773	54	64

The fair values of foreign currency and interest rate management instruments are estimated on the basis of market quotes, discounted to current value using market-quoted interest rates.

An analysis by currency of derivative contracts held for currency hedging purposes at 31 December 2004 is set out below:

		2004

	Swaps	Forwards
	%	%

Euro	8	28

Japanese yen	3	2

Swiss franc	19	15

US dollar	70	37

Other	–	18

Total	100	100

Foreign exchange forward contracts mature at dates up to February 2005, currency swaps and interest rate swaps both mature at various dates through to November 2010.

The results of currency and interest rate hedging activities for the year to December 2004 are as summarised below:

2004
Recognised gains	£m

Currency hedging	29

Interest rate hedging	10

Recognised currency hedging gains in 2004 were favourable mainly due to the effect of the weaker US dollar on hedges of the net investment in overseas subsidiaries.

78	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements, are set out below:

			2004

	Gain	(Losses)	Net
Hedging	£m	£m	£m

Unrecognised at 1 January 2004:	5	(4)	1

Arising in previous years

Recognised in 2004	4	(2)	2

Not recognised in 2004	1	(2)	(1)

Arising in 2004:

Not recognised in 2004	11	–	11

Unrecognised at 31 December 2004	12	(2)	10

Of which:

Expected to be recognised in 2005	1	(1)	–

Expected to be recognised in 2006 or later	11	(1)	10

Net unrecognised gains on derivatives used for hedging were £10 million at 31 December 2004.

The weighted average variable rate payable on the interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2004 was 3%. The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

All derivative instruments are unsecured. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of ‘A3/A-’ or higher.

Carrying and fair values of Group financial assets and liabilities at 31 December were:
		2004

	Carrying value	Fair value
	£m	£m

Derivative instruments	54	64

Other financial assets:

Fixed asset investments	28	34

Long-term debtors	20	20

Investments held for resale	108	194

Other short-term investments and cash	836	836

Other financial liabilities:

Short-term borrowings	(181)	(181)

Long-term borrowings	(329)	(329)

Other financial liabilities	(97)	(97)

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

The estimated adverse changes in the fair value of financial instruments are based on an instantaneous:

•	1% increase in the specific rate of interest from the levels effective at 31 December 2004 with all other variables remaining constant; and

•	10% weakening in the value of sterling against all other currencies from the levels applicable at 31 December 2004 with all other variables remaining constant.

		Fair value changes arising from

			10% weakening
		1% increase in	in £ against
		interest rates	other currencies
	Fair value	(adverse)	(adverse)
	£m	£m	£m

Current and interest rate swaps	64	(27)	(10)

Forward contracts	–	–	(16)

Total	64	(27)	(26)

Reuters Group PLC Annual Report and Form 20-F 2005	79

Back to Contents

Notes to the financial statements continued

Monetary assets and liabilities by currency, after cross currency swaps, excluding the functional currency of each operation at 31 December 2004, were:

					Net foreign currency monetary assets/(liabilities)

	Sterling	US dollar	Euro	Swiss franc	Japanese yen	Hong Kong dollar	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Functional currency of operation:

Sterling	–	(71)	42	(6)	1	–	22	(12)

US dollar	(15)	–	(21)	(16)	–	–	(2)	(54)

Euro	–	(4)	–	–	–	–	1	(3)

Swiss franc	(23)	2	3	–	(1)	–	–	(19)

Japanese yen	1	–	–	–	–	–	–	1

Hong Kong dollar	1	18	–	–	5	–	–	24

Other	–	4	(1)	–	–	–	–	3

Total	(36)	(51)	23	(22)	5	–	21	(60)

Exchange differences that arise as a consequence of trading transactions and the translation of monetary assets and liabilities are taken to the income statement. In accordance with the Group’s accounting policy, exchange differences attributable to long-term foreign currency borrowings used to finance the Group’s foreign currency investments are taken directly to reserves. Consequently, long-term foreign currency borrowings have been excluded from the above table.

The currency and interest rate profile of the Group’s financial assets at 31 December 2004 was:

	Cash and short-term investments				Fixed rate investments

					Weighted average interest rate at	Weighted average time for which rate is fixed
		Non-interest bearing assets
			Floating rate	Fixed rate
	Total		investments	investments	31 December
	£m	£m	£m	£m	%	Years

Sterling	416	80	336	–	–	–

US dollar	469	58	411	–	–	–

Euro	33	7	26	–	–	–

Other	74	11	58	5	–	3

31 December 2004	992	156	831	5	–	3

Interest on floating rate investments is earned at rates based on local money market rates. Floating rate investments include £370 million of money market deposits which mature within three months of the balance sheet date.

Fixed rate investments are those investments which have an interest rate fixed for a period of greater than one year.

The currency and interest rate profile of the Group’s financial liabilities after allowing for interest rate and cross-currency swaps at 31 December 2004 was:

			Borrowings

		Other	Floating
		financial	rate
	Total	liabilities	borrowings
	£m	£m	£m

Sterling	280	60	220

US dollar	271	21	250

Euro	25	13	12

Swiss francs	27	2	25

Other	4	1	3

31 December 2004	607	97	510

The floating rate borrowings comprise bank loans and overdrafts bearing interest at rates based on local money market rates, commercial paper and medium-term notes. The weighted average effective interest rate on borrowings at 31 December 2004 was 4%. The above analysis excludes creditors falling due within one year which are of a non-financial nature.

80	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Total financial liabilities at 31 December 2004 are repayable as follows:

	Borrowings	Other financial
		liabilities
	£m	£m

Within one year	181	32

Between one and two years	19	19

Between two and five years	5	18

Over five years	305	28

Total	510	97

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

In addition, at 31 December 2004, the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £200 million, at money market rates varying between 2% and 6%, depending on the currency.

18 Inventories

	2005	2004
	£m	£m

Work in progress on contracts	1	3

19 Trade and other receivables

	2005	2004
	£m	£m

Trade receivables	138	162

Less: Provision for impairment	(18)	(31)

	120	131

Instinet counterparty debtors	–	216

Amounts owed by joint ventures and associates	4	3

Other receivables	68	111

Prepayments and accrued income	78	74

Total trade and other receivables	270	535

Less: Non-current portion	(18)	(19)

Current portion	252	516

The carrying value of trade and other receivables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time. If the final outcome (on the judgement areas) were to differ by 10% from management’s estimates, the Group would need to book an adjustment of £2 million to operating costs and to trade receivables.

Concentration of credit risk faced by the Group and other relevant risk factors are detailed in note 17 on page 73.

Reuters Group PLC Annual Report and Form 20-F 2005	81

Back to Contents

Notes to the financial statements continued

20 Cash and cash equivalents

	2005	2004
	£m	£m

Cash:

Cash in hand and at bank	98	83

Listed cash equivalents:

Government securities – overseas	–	8

Unlisted cash equivalents:

Term deposits – UK	12	84

Term deposits – overseas	3	31

Other investments – UK	546	–

Other investments – overseas	3	372

Cash and cash equivalents	662	578

21 Non-current assets and liabilities held for sale

The following are assets and liabilities classified as held for sale at 31 December:

	2005	2004
	£m	£m

Non-current assets classified as held for sale:

Property, plant and equipment	1	–

Assets of subsidiary held exclusively for resale*	–	145

Total assets classified as held for sale	1	145

Liabilities directly associated with non-current assets classified as held for sale:

Liabilities of subsidiary held exclusively for resale*	–	(47)

Total net assets classified as held for sale	1	98

*	2004 figures have been measured in accordance with IAS 27 ‘Consolidated and Separate Financial Statements’, and not in accordance with IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’.

In 2005, a property with a net book value of £1 million has been classified as a non-current asset held for sale. The sale of this property is due to be completed in 2006.

On 22 April 2005, Reuters Group PLC classified the net assets of Instinet Group as a disposal group held for sale. Following regulatory approval, the transaction closed on 8 December 2005. Instinet Group is therefore shown within discontinued operations in note 7 on page 62.

In 2004, Radianz was classified as a subsidiary held exclusively for resale. Radianz’s net assets of £98 million were shown as held for sale. Radianz is reported within the Sales & Trading division. The acquisition and subsequent disposal of Radianz is detailed in note 7 on page 62.

22 Trade and other payables

	2005	2004
	£m	£m

Trade payables	14	71

Accruals	264	346

Instinet counterparty creditors	–	197

Deferred income	25	21

Amounts owed to joint ventures and associates	11	12

Other payables	48	39

Other taxation and social security	35	35

Total trade and other payables	397	721

Less: Non-current portion	(17)	(19)

Current portion	380	702

The carrying value of trade and other payables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.

82	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

23 Current tax liability

	2005	2004
	£m	£m

Current tax liabilities	228	260

The Group is subject to taxation in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

The current tax liability carried forward at the balance sheet date does not take account of any benefit of potential UK tax deductions associated with the acquisition of shares in prior periods in order to satisfy employee share awards. It is reasonably possible that, based on existing knowledge, outcomes within the next financial year could require a material adjustment to the carrying amount of the current tax liability in order to recognise this benefit.

24 Provisions for liabilities and charges

	2005	2004
	£m	£m

Provisions for post-employment benefits (see note 25)	317	263

Other provisions for liabilities and charges	139	164

Total provisions	456	427

Less: Non-current portion	(392)	(340)

Current portion	64	87

The movement in other provisions during 2005 was as follows:

		Legal/	Other
	Rationalisation	compliance	property	Other	Total
	£m	£m	£m	£m	£m

1 January 2005	151	4	2	7	164

Exchange differences	2	–	–	1	3

Charged in the year	147	5	–	14	166

Utilised in the year	(169)	(1)	(2)	(1)	(173)

Released	(7)	(1)	–	(4)	(12)

Provisions acquired through business combinations	–	–	5	–	5

Reclassifications*	(15)	–	–	–	(15)

Unwinding of discount	1	–	–	–	1

31 December 2005	110	7	5	17	139

*	Reclassifications relate to Instinet Group’s provisions which were reclassified to discontinuing operations prior to disposal during the year.

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.

The largest provisions relate to the 2005 restructuring charges, which cover primarily leasehold properties and severances. A number of leasehold properties have been identified as surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by us. A judgement has also been made in respect of the discount factor, based on a risk-free rate (4% to 5%), which is applied to the rent shortfalls. For severance provisions, the provision is only recognised where employees have a valid expectation or have already been told of their redundancy. Other provisions are held where the recoverability of amounts is uncertain where the actual outcome may differ from the resulting estimates.

Additionally, the Group is subject to certain legal claims and actions (please see note 35 on page 97). Provision for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, and/or providing for any associated legal costs. The level of any provision is inevitably an area of management judgement given the outcome of litigation is difficult to predict. There can be no assurance that there will not be an increase in the scope of these legal matters or that any future lawsuits, claims, preceedings or investigations will not be material.

The legal/compliance provision represents the expected cost of settling disputes arising from contractual arrangements with third-party suppliers and individuals and the expected cost of fulfilling indemnities given on the disposal of subsidiaries.

Included within the rationalisation provision at the end of 2005 are obligations related to the Fast Forward programme which was first announced in 2003 and the Telerate integration programme which began in June 2005. Both programmes included headcount reduction and property rationalisation. Severance related provisions will be utilised during 2006 and property-related provisions will be substantially utilised over the remaining lease periods.

Other property provisions reflect Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements outside the rationalisation programmes and will be utilised over the remaining lease periods.

Reuters Group PLC Annual Report and Form 20-F 2005	83

Back to Contents

Notes to the financial statements continued

25 Retirement benefits

The Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.

Defined contribution plans
Reuters Group operates 38 defined contribution plans covering approximately 55% of its employees, of which the largest plans are the Reuters Retirement Plan and the Reuters 401(k) Pension Plans. The percentage of employees covered and the company contribution to these plans were:

		Company contribution
	% of employees	% of basic salary

Reuters Retirement Plan	15.1%	11.0%

Reuters 401(k) Pension Plans	23.9%	6.0%

The Group contributed £25 million to defined contribution plans in 2005 (2004: £19 million) and expects to contribute £24 million in 2006.

Defined benefit plans
The Group also operates 30 defined benefit plans and post retirement medical plans covering approximately 22% of employees. All significant plans are valued under IAS 19 by independently qualified actuaries using the Projected Unit Credit Method.

The defined benefit plans include the RPF which has been accounted for as a defined benefit plan under IFRS. The RPF is the largest defined benefit plan operated by Reuters. The total defined benefit obligation at 31 December 2005 was £1,346 million, of which £985 million related to the RPF. The RPF is a complex, hybrid pension fund, with both defined company and employee contributions, and defined employee benefits.

The RPF has been in existence since 1893 and has historically been treated as a defined contribution plan. Under the rules of the pension fund, the Group is not able to access any surplus in the RPF. Although the Group and employees make defined contributions to the fund, the RPF does not provide for contributions to be made to individual plan participant accounts and there are circumstances where the Group may be required to make additional contributions. Under IAS 19, the RPF is treated as a defined benefit plan from the date of transition to IFRS. At transition, the net plan liabilities are £nil. At 31 December 2004, a net liability of £178 million has been recognised together with a related deferred tax asset of £39 million.

Movement on pension provisions and similar obligations

	2005	2004
	£m	£m

Opening balance	(263)	(77)

Income statement (see note 3):

Defined benefit plans*	(27)	(11)

Post-retirement medical benefits	(3)	2

Actuarial gains and losses taken directly to reserves:

Defined benefit plans*	(46)	(206)

Post-retirement medical benefits	(2)	1

	(341)	(291)

Utilised in the year	24	28

Closing balance	(317)	(263)

Made up of:

Defined benefit plans*	(302)	(252)

Post-retirement medical benefits	(8)	(4)

Other	(7)	(7)

Closing balance	(317)	(263)

*	The figures for defined benefit plans include a number of immaterial schemes which have not been valued under IAS 19. The following disclosures refer only to material schemes valued under IAS 19.

84	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Amounts recognised in respect of defined benefit obligations
Defined benefit obligations recognised in the balance sheet

					Post retirement
		UK Plans	Overseas Plans		medical benefits			Total

	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Present value of funded obligations	(1,148)	(977)	(167)	(151)	–	–	(1,315)	(1,128)

Fair value of plan assets	902	781	139	124	–	–	1,041	905

	(246)	(196)	(28)	(27)	–	–	(274)	(223)

Present value of unfunded obligations	(19)	(18)	(4)	(9)	(8)	(3)	(31)	(30)

	(265)	(214)	(32)	(36)	(8)	(3)	(305)	(253)

Plan asset not recognised in the balance sheet	–	–	(3)	–	–	–	(3)	–

Net liability recognised in the balance sheet	(265)	(214)	(35)	(36)	(8)	(3)	(308)	(253)

Fair value of reimbursement rights not recognised as plan assets	–	–	4	3	–	–	4	3

The assets and obligations reported under UK plans include the RPF, a smaller UK scheme with 32 active members and a number of smaller unfunded early retirement, ill health and retirement benefit schemes.

The reimbursement rights reported relate to insurance policies held by Reuters in respect of an unfunded plan in Germany.

Amounts recognised in the income statement

					Post retirement
		UK Plans	Overseas Plans		medical benefits			Total

	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Current service cost	19	20	11	10	–	–	30	30

Interest cost	52	41	5	6	–	–	57	47

Expected gain on plan assets	(51)	(52)	(7)	(6)	–	–	(58)	(58)

Past service cost	1	–	–	–	2	–	3	–

Gains on curtailments	(2)	(3)	(3)	–	–	–	(5)	(3)

Gains on settlements	(1)	–	–	–	–	–	(1)	–

Total included in operating costs	18	6	6	10	2	–	26	16

Actual return on plan assets	146	76	18	5	–	–	164	81

Further amounts recognised in the statement of recognised income and expense

					Post retirement
		UK Plans	Overseas Plans		medical benefits			Total

	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Actuarial losses/(gains)	46	195	(3)	10	2	–	45	205

Effect of asset ceiling	–	–	3	–	–	–	3	–

	46	195	–	10	2	–	48	205

Deferred taxation impact of actuarial gains and losses recognised in the statement of recognised income and expense	(10)	(43)	–	(2)	–	–	(10)	(45)

Total recognised in the statement of recognised income and expense	36	152	–	8	2	–	38	160

Cumulative amounts recognised in the statement of recognised income and expense

					Post retirement
		UK Plans	Overseas Plans		medical benefits			Total

	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Balance of actuarial losses at 1 January	195	–	10	–	–	–	205	–

Net actuarial losses/(gains) recognised in year	46	195	(3)	10	2	–	45	205

Balance of actuarial losses at 31 December	241	195	7	10	2	–	250	205

Balance of asset limit effects at 1 January	–	–	–	–	–	–	–	–

Effects of the asset ceiling in the year	–	–	3	–	–	–	3	–

Balance of asset limit effects at 31 December	–	–	3	–	–	–	3	–

Reuters Group PLC Annual Report and Form 20-F 2005	85

Back to Contents

Notes to the financial statements continued

Changes in the present value of the defined benefit obligation
					Post retirement
		UK Plans	Overseas Plans		medical benefits			Total

	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Opening defined benefit obligation	(995)	(743)	(160)	(141)	(3)	(4)	(1,158)	(888)

Current service cost	(19)	(20)	(11)	(10)	–	–	(30)	(30)

Past service cost	(1)	–	–	–	(2)	–	(3)	–

Interest cost	(52)	(41)	(5)	(6)	–	–	(57)	(47)

Gains on curtailments	2	3	3	–	–	–	5	3

Liabilities extinguished on settlements	8	–	–	–	–	–	8	–

Actuarial losses	(141)	(219)	(8)	(9)	(2)	–	(151)	(228)

Contributions by employees	(3)	(6)	(4)	(5)	–	–	(7)	(11)

Benefits paid	34	31	14	9	–	1	48	41

Exchange differences on overseas plans	–	–	–	2	(1)	–	(1)	2

Closing defined benefit obligation	(1,167)	(995)	(171)	(160)	(8)	(3)	(1,346)	(1,158)

Changes in the fair value of plan assets
					Post retirement
		UK Plans	Overseas Plans		medical benefits			Total

	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Opening fair value of plan assets	781	716	124	116	–	–	905	832

Expected return	51	52	7	6	–	–	58	58

Assets transferred on settlements	(7)	–	–	–	–	–	(7)	–

Actuarial gains/(losses)	95	24	11	(1)	–	–	106	23

Contributions by employer	13	14	6	9	–	1	19	24

Contributions by employees	3	6	4	5	–	–	7	11

Benefits paid	(34)	(31)	(14)	(9)	–	(1)	(48)	(41)

Exchange differences on overseas plans	–	–	1	(2)	–	–	1	(2)

Closing fair value of plan assets	902	781	139	124	–	–	1,041	905

The Group expects to contribute around £47 million to its material defined benefit plans in 2006. Furthermore, the company is currently in discussion with the Trustees of the RPF regarding a proposed plan to fund the deficit. At 31 December 2005, the RPF deficit was £223 million (£174 million after adjustment for deferred taxation).

Major categories of plan assets as a percentage of total plan assets
						Post retirement
		UK Plans		Overseas Plans		medical benefits		Total

	2005	2004	2005	2004	2005	2004	2005	2004
	%	%	%	%	%	%	%	%

Equities	55	55	46	49	–	–	54	54

Bonds	36	37	45	38	–	–	37	37

Property	7	7	–	–	–	–	6	6

Cash	2	1	5	4	–	–	2	2

Other	–	–	4	9	–	–	1	1

Principal actuarial assumptions at the balance sheet date (expressed as a weighted average)
					Post retirement
		UK Plans	Overseas Plans		medical benefits

	2005	2004	2005	2004	2005	2004
	%	%	%	%	%	%

Discount rate	4.75	5.25	3.29	3.55	5.50	5.75

Inflation assumption	2.75	2.75	1.47	1.44	–	–

Rate of increase in salaries	4.00	4.00	2.39	2.53	–	–

Rate of increase in pensions in payment	2.75	2.75	1.38	1.42	–	–

Medical cost trend	–	–	–	–	5.50	5.50

Expected rate of return on reimbursement rights	–	–	4.25	–	–	–

Expected rate of return on assets	6.36	6.70	4.93	5.17	–	–

The expected return on plan assets reflects the investments currently held to provide for the pension benefit obligations as at the balance sheet date. Plan assets primarily consist of equity instruments and fixed income investments. The expected rate of return on equities was based on expected market conditions in each of the territories in which plans operate. The expected return on assets is stated net of investment expenses. The expected return on assets for the UK plans at 31 December 2005 is stated gross of the expected 2006 levy to the UK Pension Protection Fund.

86	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

The mortality assumptions used to assess the defined benefit obligation for the RPF, the largest plan, at 31 December 2005 and 31 December 2004 are based on the 92 series short cohort tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements to calendar year 2025.

Assumed healthcare cost trend rates do not have a significant effect on the amounts recognised in the income statement. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage	One percentage
	point decrease	point increase
	£m	£m

Increase in the aggregate of interest cost and service cost	–	–

Increase in the defined benefit obligation	(1)	1

History of experience gains and losses
				2005				2004

			Post				Post
			retirement				retirement
	UK	Overseas	medical		UK	Overseas	medical
	plans	plans	benefits	Total	plans	plans	benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Defined benefit obligation	(1,167)	(171)	(8)	(1,346)	(995)	(160)	(3)	(1,158)

Plan assets	902	139	–	1,041	781	124	–	905

Deficit	(265)	(32)	(8)	(305)	(214)	(36)	(3)	(253)

Experience adjustments on plan liabilities	(16)	6	(1)	(11)	(100)	5	1	(94)

Experience adjustments on plan assets	95	11	–	106	24	(1)	–	23

Reuters Group PLC Annual Report and Form 20-F 2005	87

Back to Contents

Notes to the financial statements continued

26 Deferred taxation

The movement on the deferred tax account is as shown below:

	2005	2004
	£m	£m

1 January	247	219

Disposals	(46)	–

Income statement charge	(19)	(23)

Deferred taxation credit on pension revaluations recognised in equity	10	45

Deferred taxation on stock options recognised in equity	10	8

Exchange differences	8	(2)

31 December	210	247

Deferred tax assets have been recognised in respect of tax losses and other temporary differences giving rise to deferred tax assets only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognised in respect of unused tax losses of £113 million carried forward at the balance sheet date. The deferred tax asset not recognised in respect of these losses is £46 million.

Deferred tax assets of £195 million have been recognised in respect of tax losses and other deductible temporary differences arising in certain jurisdictions where losses were incurred in the current or preceding period. Recognition of these assets is based on all relevant factors including their expected recovery measured using Group profit forecasts.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures as the Group is able to control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future. If the earnings were remitted, tax of £847 million would be payable.

The movements of deferred tax assets and liabilities are shown below:
Deferred tax liabilities
	Property,
	plant and
	equipment	Other	Total
	£m	£m	£m

1 January 2005	(12)	(33)	(45)

Disposal	–	6	6

Charged to income statement	–	(27)	(27)

31 December 2005	(12)	(54)	(66)

Deferred tax assets
	Property,
	plant and		Stock
	equipment	Losses	options	Other	Total
	£m	£m	£m	£m	£m

1 January 2005	57	45	13	177	292

Disposal	(7)	(29)	(2)	(14)	(52)

(Charged)/credited to income statement	(10)	71	1	(54)	8

Credited in equity	–	–	10	10	20

Exchange differences	–	1	–	7	8

31 December 2005	40	88	22	126	276

The deferred tax asset expected to be recovered after more than one year is £135 million (2004: £186 million).

88	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

27 Share capital

Movements in share capital during the year ended 31 December were as below:

	Called up
	share	Share	Share
	capital	premium	capital
	£m	£m	£m

1 January 2004	358	91	449

Shares allotted during the year	1	5	6

31 December 2004	359	96	455

Shares allotted during the year	1	11	12

31 December 2005	360	107	467

An analysis of called up share capital is set out below:

	2005	2004
	£m	£m

Authorised:

One Founders Share of £1	–	–

2,100 million ordinary shares of 25p each	525	525

	525	525

Allotted, called up and fully paid:

One Founders Share of £1	–	–

Ordinary shares of 25p each	360	359

	360	359

Number of ordinary shares of 25p each (millions)	1,441.1	1,435.5

Shares allotted during the year in millions

5,554,900 shares in Reuters Group PLC were issued under employee share schemes at prices
ranging from £nil to 333p per share. Transaction costs incurred on issue of shares amounted to £nil (2004: £nil)	5.6	3.0

Called up share capital includes £1 million for shares granted to employees on exercise of share options in respect of which no cash had been received at the balance sheet date (2004: £1 million).

The rights attaching to the Founders Share are set out on page 120.

At 31 December 2005, the balance in the treasury stock reserve of £430 million (2004: £213 million) included £206 million (2004: £213 million) held by Reuters ESOTs. This represents the cost of 32 million shares (2004: 33 million) in Reuters Group PLC purchased in the market and held by Reuters ESOTs to satisfy certain options under the Group’s share option plans. A futher £224 million relates to the cost of 57 million shares in Reuters Group PLC purchased in the market as a part of the ongoing buyback programme announced in July 2005.

The following table provides a summary of the shares bought under the buyback programme, since its announcement in July 2005:

	Total number		Approximate
	of shares		value of shares
	purchased as		that may yet
	part of publicly	Average price	be purchased
	announced	paid per	under the
Month	programme	share (£)	programme (£m)

July	1,500,000	3.89	994

August	8,500,000	3.70	963

September	7,150,000	3.73	936

October	2,800,000	3.53	926

November	22,800,000	3.89	838

December	14,650,000	4.08	778

The current buyback programme was announced on 26 July 2005 and the total buyback is expected to be £1 billion. The programme is due to run for up to two years. No programme has expired during the period covered by the table. Reuters has not determined to terminate any programme prior to expiration.

Reuters Group PLC Annual Report and Form 20-F 2005	89

Back to Contents

Notes to the financial statements continued

28 Reserves

An analysis of the movement in other reserves is set out below:

	Capital		Available-			Total
	redemption	Other	for-sale	Hedging	Translation	other
	reserve	reserve	reserve	reserve	reserve	reserves
	£m	£m	£m	£m	£m	£m

1 January 2004	1	(1,718)	–	–	–	(1,717)

Translation differences taken directly to reserves	–	–	–	–	(34)	(34)

Translation differences taken to the income statement on disposal of assets	–	–	–	–	6	6

Taxation on items taken directly to or transferred from reserves	–	–	–	–	(10)	(10)

31 December 2004	1	(1,718)	–	–	(38)	(1,755)

Transitional adjustments on adoption of IAS 39*	–	–	94	30	(16)	108

1 January 2005	1	(1,718)	94	30	(54)	(1,647)

Translation differences taken directly to reserves	–	–	–	–	97	97

Translation differences taken to the income statement on disposal of assets	–	–	–	–	(2)	(2)

Fair value losses on available-for-sale financial assets	–	–	(22)	–	–	(22)

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	–	–	(68)	–	–	(68)

Fair value losses on net investment hedges	–	–	–	(39)	–	(39)

Fair value losses taken to the income statement on disposal of net investment hedges	–	–	–	(14)	–	(14)

Other movements	–	(1)	–	–	–	(1)

Taxation on items taken directly to or transferred from reserves	–	–	–	16	(12)	4

31 December 2005	1	(1,719)	4	(7)	29	(1,692)

*	The transitional adjustment on the balance sheet at 1 January 2005 primarily comprises recognition of the fair value of the Group’s investments in TSI (£86 million gain).

In 1998, a court approved capital reorganisation took place. In exchange for every 15 ordinary shares in Reuters Holdings PLC, shareholders received pro-rata 13 ordinary shares in Reuters Group PLC plus £13.60 in cash. The difference between the proforma nominal value of shares in issue of Reuters Group PLC immediately prior to the reorganisation and the previously reported capital and reserves of Reuters Holdings PLC, excluding retained earnings, represents the merger difference which has since been recorded in the Other reserve.

The Available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.

The Hedging reserve is used to record the cumulative gains and losses on hedges of the Group’s net investment in foreign operations, providing that they were effective. The gains and losses are recognised in the income statement on disposal of the foreign operation.

The Translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.

90	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

29 Net cash flows from operating activities

Net profit is reconciled to net cash inflow from operating activities as follows:

	2005	2004
	£m	£m

Profit for the year from continuing operations	229	356

Adjustments for:

Depreciation	99	112

Impairment of associates and joint ventures	2	–

Impairment of intangibles	1	35

Amortisation of intangibles	33	28

Loss on disposal of property, plant and equipment	–	1

Employee share scheme charges	30	22

Foreign exchange (gains)/losses	(8)	9

Fair value movements on derivatives	(18)	–

Fair value movements on other financial assets	16	–

Profits on disposals	(42)	(207)

Income from investments	(1)	–

Share of post-taxation profits of associates and joint ventures	(5)	(11)

Finance income	(41)	(15)

Finance costs	53	27

Taxation	9	40

Movements in working capital:

Decrease/(increase) in inventories	2	(1)

Decrease in trade and other receivables	3	2

Decrease in trade and other payables	(52)	(98)

Increase/(decrease) in pensions deficit	9	(17)

(Decrease)/increase in provisions	(27)	16

(Decrease)/increase in amounts payable to discontinued operations	(24)	8

Cash generated from continuing operations	268	307

Profit for the year from discontinued operations	253	19

Adjustments for:

Profits after taxation of subsidiaries acquired with a view to resale	–	(1)

Depreciation	4	18

Impairment of intangibles	–	23

Amortisation of intangibles	2	7

Loss on disposal of property, plant and equipment	4	2

Employee share scheme charges	18	11

Profits on disposals	(278)	(19)

Income from investments	–	(1)

Finance income	(13)	(7)

Taxation	20	22

Movements in working capital:

(Increase)/decrease in trade and other receivables	(28)	146

Decrease in trade and other payables	(17)	(212)

Decrease in pensions deficit	–	(2)

Increase/(decrease) in provisions	14	(25)

Decrease/(increase) in amounts receivable from continuing operations	24	(8)

Cash generated from discontinued operations	3	(27)

Cash generated from operations	271	280

Reuters Group PLC Annual Report and Form 20-F 2005	91

Back to Contents

Notes to the financial statements continued

30 Cash flow from acquisitions and disposals

	2005	2004
	£m	£m

Acquisitions (including joint ventures and associates):

Subsidiary undertakings (see note 36)	(135)	(66)

Joint ventures and associates	(1)	–

Loans (repaid to)/from joint ventures and associates	–	(5)

Deferred payments for acquisitions in prior years	(8)	(8)

	(144)	(79)

Less: cash acquired	20	1

Acquisitions, net of cash acquired	(124)	(78)

Disposals (including joint ventures and associates):

Subsidiary undertakings	824	70

Joint ventures and associates	1	379

Instinet (deemed disposal)	3	5

	828	454

Add: cash disposed	(582)	(16)

Disposals, net of cash disposed	246	438

31 Reconciliation of cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2005	2004
	£m	£m

Cash and cash equivalents (see note 20)	662	578

Bank overdrafts	(25)	(17)

Total cash and cash equivalents	637	561

32 Dividends

	2005	2004
	£m	£m

Prior year final paid	(86)	(86)

Current year interim paid	(54)	(54)

	(140)	(140)

Per ordinary share	Pence	Pence

Prior year final paid	6.15	6.15

Current year interim paid	3.85	3.85

A final dividend in respect of 2005 of 6.15p per ordinary share, amounting to a total dividend of £83 million, is to be proposed at the AGM on 27 April 2006. These financial statements do not reflect this proposed dividend payable.

At 31 December 2005, 31.6 million shares representing 2% of the Group’s share capital were held by the ESOT in respect of which dividend rights have been waived until the Group receives written confirmation of cancellation from Computershare Trustees (CI) Limited.

92	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

33 Employee share plans

The Group operates a number of share plans for the benefit of employees. The nature of each plan including general terms and conditions and the methods of settlement is set out below:

LTIP: Since 1993, Reuters has operated a long-term incentive plan that seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of contingent share rights to executive directors and to those senior managers most able to influence corporate performance. From 2003, awards have been based on the fair market value per share using option pricing methodology. The fair market value ascribed to each share for LTIP purposes in 2005 was 43.8% of current market value. The LTIP’s performance is assessed by reference to the company’s relative total shareholder return (TSR) measured against the FTSE 100 over the performance period and awards vest after 3 years subject to the performance conditions attached. For awards made prior to 2004 that do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For awards made from 2004 onwards, the re-testing provision does not apply.

Discretionary Share Option Plan (DSOP): The global DSOP was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. The options were normally granted with a four year vesting period, shares vesting 25% each year.

With effect from 2004, to reduce the dilutive impact DSOPs have on shareholders’ interests and to allow the introduction of a plan better targeted at the general employee population, the number of participants was reduced significantly. Participation will normally be confined to executive directors and members of the GMC. Other employees may be eligible to participate in the Restricted Share Plan (see below).

Performance conditions apply to each option grant. For awards granted from 2001 to 2004, the Remuneration Committee could approve the re-testing of performance up to twice in the event the performance condition was not met by extending the performance period by up to two years with an increase of 3% in the hurdle rate of EPS growth as calculated under UK GAAP for each year added to the performance period. If the target rate was not met by the end of the fifth year, the options would lapse.

For awards granted from 2004, the re-testing provisions have been removed and accordingly, new awards will not permit any extension of the measurement period. If the awards do not meet the EPS performance condition upon completion of the initial performance period they will lapse.

Options granted to executive directors in 2004 and 2005 can vest only if the percentage growth in EPS exceeds the percentage growth in the retail price index by more than 9% over the three year performance period.

Save as you Earn (SAYE) Plan: An all-employee international savings related share option plan is offered in which the executive directors are eligible to participate. Participants save a fixed monthly amount of up to £250 (subject to a maximum, established annually for each offer) for three years and are then able to use their savings to buy shares at a price set at a 20% discount to the market value at the start of the savings period. In line with market practice, no performance conditions are attached to options granted under this plan.

Annual Bonus Profit Sharing Plan: In December 2003, Reuters announced its intention to introduce a new profit-sharing plan across the all-employee population. This plan was introduced to focus employees on reward for profit growth. Executive directors and members of the GMC did not participate in this plan in 2005. A decision is taken on an annual basis to operate the Plan for the forthcoming year. Payments under the plan were typically made in the form of shares which were normally subject to a 12 month vesting period with automatic release thereafter. Reuters has determined that this Plan will operate for 2006 as a cash-only plan and no shares will be issued to employees.

Restricted Share Plan (RSP): In April 2004, at the AGM, the shareholders approved the introduction of the RSP. Currently restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GMC. It is intended that, other than for executive directors and GMC members, employees will be eligible to participate in this plan instead of the DSOP. Other than in 2004, the year of introduction, employees would generally not be eligible to participate in the DSOP and the RSP in the same year. The RSP is normally granted with a four year vesting period, shares vesting 25% each year.

Legacy plans: The following plans are legacy plans under which Tom Glocer and Devin Wenig received awards prior to becoming executive directors. It is not intended that executive directors should receive any further awards under these plans.

Performance related share plan (PRSP): This plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. Tom Glocer and Devin Wenig hold awards granted before they became executive directors. All outstanding awards have now lapsed. The performance condition was the same as for the LTIP, although vested shares could be released three years after grant.

Plan 2000: A one-off all-employee option grant was made in 1998 in order to support the retention of employees over the millennium period. In common with such all-employee plans, there is no performance condition to be satisfied. All employees, including the executive directors, were given the opportunity to apply for an option to acquire 2,000 shares at an exercise price of £5.50 per share. These options became exercisable in September 2001 and lapsed in September 2005. A small supplementary grant was made to new employees in March 1999, at an option price of £8.14 and these will normally expire in March 2006.

Reuters Group PLC Annual Report and Form 20-F 2005	93

Back to Contents

Notes to the financial statements continued

Activity relating to share options for the year ended 31 December 2004 and 31 December 2005 was as follows:

			Discretionary	Annual bonus profit share plans	Long-term		Weighted
			employee &		incentive		average
			executive		plans		exercise
			plans		and		price for
	Save-as-		(including		Performance		option
	you-earn	Plan	Restricted		Related		plans
	plans	2000	Share Plans)		Share Plan	Total	£

Ordinary shares under option in millions (including ADSs):

1 January 2004	30.2	14.1	56.4	–	13.5	114.2	2.86

Granted	4.6	–	10.3	–	2.6	17.5	2.45

Forfeited	(0.3)	(0.3)	(0.8)	–	(0.2)	(1.6)	3.42

Exercised	(0.5)	–	(2.5)	–	(0.9)	(3.9)	1.62

Expired or lapsed	(4.1)	(2.4)	(4.2)	–	(0.4)	(11.1)	4.27

31 December 2004	29.9	11.4	59.2	–	14.6	115.1	2.71

Granted	3.4	–	7.5	2.3	2.2	15.4	2.07

Forfeited	(2.5)	(0.4)	(2.5)	(0.1)	(0.4)	(5.9)	4.60

Exercised	(1.2)	–	(4.8)	(0.1)	(0.7)	(6.8)	1.66

Expired or lapsed	(1.4)	(10.3)	(4.0)	–	(4.4)	(20.1)	3.88

31 December 2005	28.2	0.7	55.4	2.1	11.3	97.7	2.70

Number of participants at 31 December 2005	7,663	349	6,437	12,120	200

Expense included in the income statement for year ended	£m	£m	£m	£m	£m	£m

31 December 2004	4	–	9	5	4	22

31 December 2005	5	–	18	2	5	30

Options were exercised on a regular basis throughout the year and the average share price was £3.92 (2004: £3.54) .

The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2005:

Range of exercise prices					Exercisable
		Weighted	Options	Options	weighted
		average	exercisable at	exercisable at	average exercise
	Total shares	remaining	31 December	31 December	price for options
	under option	contractual life	2005	2004	exercisable at
	(million)	(months)	(million)	(million)	31 December 2005

Ordinary shares

£0.00 – £2.00	44.8	8	2.5	2.5	£1.32

£2.01 – £5.00	36.4	17	12.0	9.2	£2.73

£5.01 – £7.00	7.0	2	5.1	14.2	£5.67

£7.01 – £9.00	5.3	6	4.6	3.7	£8.55

£9.01 – £11.00	0.4	–	0.4	0.3	£9.71

ADSs*

$ 10.01 – $30.00	3.1	5	0.1	–	$11.39

$30.01 – $50.00	0.7	21	–	29.9	–

	97.7

*	One ADS is equivalent to six ordinary shares.

The fair values of options granted during the period were determined using options pricing models.

94	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

The following tables summarise the models and key assumptions used:

				Year ended 31 December 2005

		Discretionary	All-employee		Long-term
	Save-as-you-	employee &	bonus profit	Restricted	incentive
	earn plans	executive plans	sharing plan	share plans	plans

Weighted average fair value (£)	1.61	1.30	3.95	3.81	2.42

Options pricing model used	Black Scholes	Black Scholes	Black Scholes	Black Scholes	Monte Carlo
	options	options	options	options	simulation based
	pricing model	pricing model	pricing model	pricing model	customised options
					pricing model

Key assumptions used:

Weighted average share price (£)	4.12	3.97	4.05	4.04	4.05

Range of exercise prices (£)	3.33	3.89–4.05	Nil	Nil	Nil

Range of expected volatility (%)	47%	28%–54%	37%	28%–54%	48%

Range of risk-free rates (%)	5%	4%–5%	5%	4%–5%	5%

Range of expected option term (life)	3 years	4 to 7 years	2 years	1 to 4 years	3 years

Expected dividends (per year)	10p	10p	10p	10p	10p

			Year ended 31 December 2004

		Discretionary		Long-term
	Save-as-you-	employee &	Restricted	incentive
	earn plans	executive plans	share plans	plans

Weighted average fair value (£)	1.65	1.50	2.98	2.73

Options pricing model used				Monte Carlo
	Black Scholes	Black Scholes	Black Scholes	simulation based
	options pricing	options pricing	options pricing	customised options
	model	model	model	pricing model

Key assumptions used:

Weighted average share price (£)	3.91	3.88	3.21	3.63

Range of exercise prices (£)	3.14	3.21–4.07	Nil	Nil

Range of expected volatility (%)	54%	41%–58%	41%–56%	53%

Range of risk-free rates (%)	5%	4%–5%	5%	5%

Range of expected option term (life)	3 years	4 to 7 years	1 to 4 years	3 years

Expected dividends (per year)	10p	10p	10p	10p

Assumptions on expected volatility and expected option term have been made on the basis of historical data, wherever available, for the period corresponding with the vesting period of the option. Best estimates have been used where historical data is not available in this respect.

Market-related performance conditions, which are used to determine the vesting pattern on the LTIP options, are built into the Monte Carlo simulation based options pricing model used to determine fair value of these options.

The Group reported a provision for National Insurance and other social security taxes of £11 million (2004: £9 million) in respect of liabilities arising from the above share-based payment transactions.

34 Related party transactions

The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 4% of its own shares, relating to the share buyback programme (see note 27 on page 89). 2% of Reuters Group PLC is owned by the Group ESOTs (see note 27 on page 89).

The ESOTs were established by Reuters in August 1990, January 1994 and August 2004. The ESOTs established in August 1990 and January 1994 are funded by Reuters Limited. The ESOT established in August 2004 is funded by Reuters SA. The trustee of the ESOTs is an offshore independent professional trustee. Shares purchased by the trusts, which are deducted from shareholders’ equity on the consolidated balance sheet, will be used either to meet obligations under the Group’s restricted share plans to satisfy the exercise of options granted, or to be granted, under other employee share option plans.

Reuters Group PLC Annual Report and Form 20-F 2005	95

Back to Contents

Notes to the financial statements continued

Key management personnel compensation, including the Group’s directors, is shown in the table below:

	2005	2004
	£m	£m

Salaries and short-term employee benefits	8	10

Post-employment benefits	1	2

Other long-term benefits	–	–

Termination benefits	1	–

Share-based payments	6	4

Total	16	16

More details of directors’ remuneration and senior management compensation are given in section 9 of the Remuneration report.

During the year, the Group carried out a number of transactions with related parties, mainly being relationships where the Group holds investments in associates and joint ventures. These transactions involved supply of services and were entered into in the normal course of business and on an arm’s length basis.

Details of these transactions are shown below:

	31 December	Amounts	Amounts	31 December
	2004	invoiced	collected	2005
	£m	£m	£m	£m

Amounts receivable:

Joint ventures:

Factiva	3	39	(38)	4

Other joint ventures	–	1	(1)	–

Associates	–	3	(3)	–

Total amounts receivable	3	43	(42)	4

Amounts payable:

Joint ventures:

Factiva	1	4	(4)	1

Associates:

3 Times Square Associates	–	18	(18)	–

Other associates	–	2	(2)	–

Total amounts payable	1	24	(24)	1

No amounts were provided for or written off in the income statement in respect of amounts receivable from related parties.

The above amounts relate to the rendering or receiving of services between both parties, including agency agreements and licence agreements. Detailed summaries of key transactions in respect of the Group’s related parties are set out below. Except as noted below, these services are ongoing and continued at historical levels to the date of this report.

During 2005, Reuters paid £47 million (2004: £42 million) to the Group’s pension funds.

Factiva
Factiva and Reuters each provide a variety of services to the other. Factiva hosts and maintains Reuters pictures archiving service under a rolling one-year contract. Under a three-year agreement which commenced on 1 January 2003 and has been renewed for a further three-year period from 1 January 2006, Factiva permits Reuters to incorporate Factiva content in certain Reuters products. Under a separate licence, Factiva also permits Reuters staff to access Factiva content. The total cost of the services provided by Factiva to Reuters in 2005 was £4 million (2004: £9 million).

Reuters provides Factiva with technical and administrative support services, including use of Reuters premises, facilities, finance and payroll services, subject to termination by Factiva on six months’ written notice or Reuters on twelve months’ written notice. Reuters also provides content, primarily its newswires, to Factiva for incorporation in certain Factiva services for a fixed fee and royalty payment. This agreement was renewed for a further four year period from 1 January 2004. In 2004, Reuters granted Factiva an additional trademark licence permitting Factiva to use Reuters name for an annual fee based on a percentage, increasing in the next calendar year, of Factiva’s gross revenues. The licence continues until breach, insolvency, dissolution of the joint venture or Reuters owning less than 50% of Factiva. The total cost of the services provided by Reuters to Factiva in 2005 was £39 million (2004: £23 million). Under the terms of the agreement with Dow Jones & Co. relating to the formation of the Factiva joint venture, Reuters has agreed that it will only supply its content in accordance with its written policy regarding distribution of content to third parties and that in the event that it makes its proprietary content available to any service that competes or would reasonably be deemed to compete with Factiva then any revenue from such sale shall be paid to Factiva. Such terms also apply to Dow Jones.

In addition to the above amounts, Reuters held a loan payable to Factiva of £11 million at the start of 2005, on which interest was payable at LIBOR. This was repaid during 2005. A further loan of £10 million repayable to Factiva, on which interest is payable at LIBOR, was made by Factiva to Reuters during 2005 and remained payable at 31 December 2005.

3 Times Square Associates LLC (‘3XSQ Associates’)
Reuters is party to a lease entered into in 1998 with 3XSQ Associates, an entity owned by Reuters and Rudin Times Square Associates, LLC formed to acquire, develop and operate the 3 Times Square property and building. Pursuant to the lease, which has been amended from time to time, Reuters leases approximately 692,000 square feet for a term of approximately 20 years expiring in 2021, with an option to terminate 10 years early as to 77,000 square feet and three successive ten-year renewal options as to the entirety of the space. Reuters made payments of $33 million (£18 million) to 3XSQ Associates during 2004 and 2005 in respect of rent, operating expenses, taxes, insurance and other obligations. The lease is supported by a $120 million letter of credit provided by Reuters.

96	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

35 Contingencies and commitments

Contingent liabilities and contingent assets
Except as described below, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial performance or profitability. A description of certain legal proceedings relating to Instinet Group was included in the 2004 Annual Report and Form 20-F but is not included in this Annual Report in light of Instinet Group’s sale to NASDAQ in December 2005. The Group has no contingent assets.

Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications plc
On 12 September 2005, Radianz’s former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and BT in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters sale of Radianz to BT. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between BT and Reuters, Reuters elected to take control of the defence of this litigation as to all defendants. On 15 December 2005, a First Amended Complaint was filed, which among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On 30 January 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. The Court has stayed the initiation of any discovery or the filing of any other dispositive motions until the motion to dismiss for forum non conveniens is decided. Oral arguments on the motion to dismiss for forum non conveniens are now scheduled for 12 May 2006. The Group believes the claims are without merit and intends to defend them vigorously.

Ariel (UK) Limited v. Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP
On 16 November 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to license Reuters current patent portfolio to others. The complaint, as amended on 28 February 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet Group. The defendants have until 31 March 2006 to respond by answering or moving to dismiss the amended complaint. Reuters intends to do both. The Court has stayed discovery until the anticipated motions to dismiss the amended complaint are decided. The Group believes the claims are without merit and intends to defend them vigorously.

Capital commitments
Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2005	2004
	£m	£m

Property, plant and equipment	16	37

Intangible assets	13	–

Total capital commitments	29	37

Group’s share of contingent liabilities and commitments in respect of associates and joint ventures
The Group’s share in contingent liabilities and commitments in relation to its interest in associates and joint ventures was £nil (2004: £nil).

Warranties and indemnities
During 2005, the Group has disposed of a number of its investments and provided standard warranties and indemnities as part of the sale and purchase agreements. The likelihood of the Group incurring any liability in relation to these is considered remote, therefore no provisions have been recorded and no disclosure is presented in the financial statements.

Operating lease payables
Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

	2005	2004
Year ended 31 December	£m	£m

2005	–	103

2006	79	81

2007	74	74

2008	63	67

2009	54	61

2010	51	55

Thereafter	352	252

Total operating lease payables	673	693

At 31 December 2005, future minimum sublease payments expected to be received under non-cancellable subleases were £114 million (2004: £24 million).

The Group leases various facilities under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases equipment under non-cancellable operating lease agreements.

Reuters Group PLC Annual Report and Form 20-F 2005	97

Back to Contents

Notes to the financial statements continued

36 Acquisitions

Acquisition of Telerate
On 3 June 2005, Reuters purchased the trade and assets of Telerate and 100% of the share capital of three of Telerate’s subsidiaries in exchange for cash and the Group’s 14% holding in Savvis convertible preference shares. In addition, on 6 June 2005, Reuters carried out a merger with Quick Telerate, the distributor of Telerate’s products in Japan. All of these purchases have been accounted for as acquisitions. As a result of this acquisition, Reuters disposed of its 4.85% holding in Quick Corporation, the parent of Quick Telerate. The profit on disposal is detailed within note 37.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:

Intangible assets	7	49	56

Property, plant and equipment	3	(1)	2

Current assets:

Cash and cash equivalents	16	–	16

Other current assets	19	–	19

Current liabilities	(31)	1	(30)

Non-current liabilities	(3)	(2)	(5)

Net assets acquired	11	47	58

Goodwill			72

Total consideration			130

Consideration satisfied by:

Cash (including £8 million of transaction fees)			99

Fair value of investment in Savvis convertible preference shares			31

Total consideration			130

The fair value adjustments in respect of intangible assets are due to the recognition of £2 million in respect of trademarks and £53 million in respect of customer relationships, which have been independently valued, partly offset by the write-off of £6 million of intangibles that were recorded on Telerate’s balance sheet prior to the acquisition. Goodwill represents the value of synergies arising from the acquisition and the acquiree’s assembled work force. The adjustments to property, plant and equipment, current assets, current liabilities and non-current liabilities relate to valuation adjustments and are provisional, based on management’s best estimates. The fair value adjustments relating to the Telerate acquisition will be finalised in the 2006 financial statements.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	99

Cash acquired	(16)

Total outflow of cash and cash equivalents	83

From the date of acquisition to 31 December 2005, the acquisition contributed £74 million to turnover, £5 million loss before interest and amortisation of intangibles and £5 million loss before amortisation, but after interest.

If the acquisitions had been made at the beginning of the financial year, Telerate would have contributed £133 million to revenue and incurred a £21 million loss. This information takes into account the amortisation of acquired intangible assets, together with related income tax effects and should not be viewed as indicative of the results of operations that would have occurred if the acquisitions had been made at the beginning of the year.

98	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Other acquisitions
During 2005, Reuters acquired the trade and assets of Tremont Capital Management’s hedge fund database business (March 2005) and the trade and assets of the Hedgeworld Group in March 2005. Reuters also purchased the share capital of Image Group Limited (trading as Action Images) in September 2005 and EcoWin AB in November 2005.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:

Intangible assets	1	10	11

Current assets:

Cash and cash equivalents	4	–	4

Other current assets	2	–	2

Current liabilities	(6)	–	(6)

Non-current liabilities	–	(1)	(1)

Net assets acquired	1	9	10

Goodwill			31

Total consideration			41

Consideration satisfied by:

Cash			36

Other*			5

Total consideration			41

*	Other consideration principally comprises the issue of £3 million of loan notes, relating to the acquisition of Image Group Limited.

The fair value adjustments in respect of intangible assets are due to the recognition of £3 million in respect of trademarks, £2 million in respect of acquired technology and £5 million in respect of customer relationships, which have been independently valued. Goodwill represents the value of synergies arising from the acquisition and the acquiree’s assembled work force. The adjustments to current assets and non-current liabilities relate to valuation adjustments and are provisional, based on management’s best estimates. The fair value adjustments relating to these acquisitions will be finalised in the 2006 financial statements.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	36

Cash acquired	(4)

Total outflow of cash and cash equivalents	32

From the date of acquisition to 31 December 2005, the acquisitions contributed £4 million to turnover, £1 million to profit before interest and amortisation of intangibles and £nil to profit before amortisation, but after interest. If Reuters had acquired the assets at the beginning of the financial year, the acquisitions would have contributed £13 million to revenue and £3 million to profit.

37 Disposals

Gains on the disposal of associates and available-for-sale financial assets include £4 million arising from the disposal of Reuters holding in Quick Corporation and £33 million in respect of the part-disposal of shares in TSI. Gains on disposal of subsidiary undertakings mainly comprise an £8 million gain on disposal of a number of UK entities partly offset by a £6 million loss on disposal of the Reuters Portfolio Management System (RPMS) business.

Realised net gains, all of which were recorded in the income statement within continuing operations were:

£m

On disposal of subsidiary undertakings	4

On disposal of associates and available-for-sale financial assets	38

Recorded in the income statement	42

During 2005, Reuters disposed of a number of wholly owned subsidiary undertakings including Radianz and Instinet Group. These subsidiaries were treated as discontinued operations in accordance with IFRS 5 and are therefore disclosed separately in note 7.

During 2004, the Group made net disposal gains of £235 million, principally relating to the reduction of its stake in TSI from 48.4% to 8.8% (£149 million) and the disposal of its 34.2% stake in GL TRADE (£47 million).

Reuters Group PLC Annual Report and Form 20-F 2005	99

Back to Contents

Notes to the financial statements continued

38 Post balance sheet events

During the period 1 January 2006 to 7 March 2006, the Group purchased 33 million shares representing total consideration of £137 million, as a part of its continuing share buyback programme announced in July 2005.

The following table provides a summary of the shares bought back during this period:

	Total number		Approximate
	of shares		value of shares
	purchased as		that may yet
	part of publicly	Average price	be purchased
	announced	paid per	under the
Month	programme	share (£)	programme (£m)

January	10,500,000	4.32	733

February	18,450,000	4.06	658

March	4,500,000	3.82	640

The Group expects to contribute around £47 million to its material defined benefit plans in 2006. Furthermore, the company is currently in discussion with the Trustees of the RPF regarding a proposed plan to fund the deficit. At 31 December 2005, the RPF deficit was £223 million (£174 million after adjustment for deferred taxation).

39 Significant subsidiaries and joint ventures

The principal subsidiary undertakings and joint ventures at 31 December 2005, all of which are included in the consolidated financial statements, are shown below:

Subsidiary undertakings	Country of incorporation	Principal area of operation	Percentage of equity shares held

Reuters AG	Germany	Germany	100

Reuters America Holdings Inc*	USA	Worldwide	100

Reuters America LLC	USA	USA	100

Reuters Australia Pty Limited	Australia	Australia	100

Reuters BV	Netherlands	Netherlands	100

Reuters Canada Limited	Canada	Canada/USA	100

Reuters Europe SA	Switzerland	Spain/Portugal	100

Reuters Finance PLC*	UK	UK	100

Reuters Group Overseas Holdings Ltd	UK	Worldwide	100

Reuters Holdings Limited*	UK	UK	100

Reuters Hong Kong Limited	Cook Islands	Hong Kong	100

Reuters International Holdings SARL*	Switzerland	Worldwide	100

Reuters Investments Limited*	UK	UK	100

Reuters Investments (2002) Limited*	UK	UK	100

Reuters Italia SpA	Italy	Italy	100

Reuters Japan Kabushiki Kaisha	Japan	Japan	100

Reuters Limited	UK	Worldwide	100

Reuters Middle East Limited	Cook Islands	Middle East	100

Reuters Nederland BV*	Netherlands	Netherlands	100

Reuters Research Inc	USA	USA	100

Reuters SA	Switzerland	Worldwide	100

Reuters Services SA	France	France	100

Reuters Singapore Limited	Singapore	Singapore	100

Reuters Telerate Inc	USA	USA	100

Reuters Transaction Services Limited	UK	Worldwide	100

Joint ventures	Country of incorporation	Principal area of operation	Percentage of equity shares held

Factiva LLC	USA	Worldwide	50

3 Times Square Associates LLC	USA	USA	50

*	Denotes investment companies. All other entities are operating companies.

The financial years for all of the above undertakings end on 31 December.

Factiva is a 50% joint venture with Dow Jones, providing a broad range of global news and a deep historical archive of business information which client organisations can integrate into their business applications and intranet portals.

3 Times Square Associates LLC is a 50% joint venture with Rudins Times Square Associates LLC, formed to acquire, develop and operate the 3 Times Square property and building.

100	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

40 First-time adoption of IFRS

An explanation of how the transition from UK GAAP to IFRS has affected the Group’s income statement, financial position and cash flows is given in the reconciliations and explanatory notes below.

Reconciliation of the consolidated income statement for the year ended 31 December 2004
Explanatory notes are given below the tables.

						Discontinued
		UK GAAP		IFRS impact		operations		IFRS
	Note	£m		£m		£m		£m

Revenue		2,885		–		(546)		2,339

Development and software licences	b			(21)

Employee benefits – share-based payments	c			(7)

Employee benefits – others including pensions	d			7

Goodwill amortisation and impairment	e			40

IFRS adjustments to discontinued operations	g			(10)

Operating costs		(2,732)		9		536		(2,187)

Profit/(loss) on disposal of subsidiaries	h			(6)

Other operating income		50		(6)		(2)		42

Operating profit		203		3		(12)		194

Net finance costs	f	(4)		(1)		(7)		(12)

Profit on disposal of associates and fixed asset investments	h	225		(2)		(20)		203

Share of profits/(losses) from associates and joint ventures	f	4		–		7		11

Share of joint ventures disposal of investment		9		–		(9)		–

Share of profits/(losses) from associates and joint ventures		13		–		(2)		11

Profit/(loss) before taxation		437		–		(41)		396

Taxation	i	(73)		11		22		(40)

Profit/(loss) from continuing operations		364		11		(19)		356

Discontinued operations

Profit after tax from discontinued operations	l	–		–		19		19

Profit from discontinued operations		–		–		19		19

Profit for the period		364		11		–		375

Attributable to:

Equity holders of the parent		351		11		2		364

Minority interest		13		–		(2)		11

Basic EPS		25.1	p	0.8	p	0.1	p	26.0	p

Basic EPS from continuing operations		26.0	p	0.8	p	(1.4	p)	25.4	p

Reuters Group PLC Annual Report and Form 20-F 2005	101

Back to Contents

Notes to the financial statements continued

Reconciliation of shareholders’ equity

		31 December	1 January
		2004	2004 *
	Note	£m	£m

Reported under UK GAAP		612	407

First-time adoption of IFRS:	a

Development and software licences	b	49	49

Employee benefits	d	(14)	(14)

Goodwill amortisation	e	6	6

Taxation	i	(21)	(21)

Post balance sheet events – dividends	j	86	86

Financial assets and derivatives	k	–	–

Acquired intangible assets	a	(14)	(14)

Other		(5)	(5)

		87	87

Ongoing IFRS adjustments:

Development and software licences	b	(21)	–

Employee benefits	d	(200)	–

Goodwill amortisation and impairments	e	29	–

Taxation	i	63	–

Post balance sheet events – dividends	j	–	–

Financial assets and derivatives	k	–	–

Acquired intangible assets	a	(1)	–

Other		1	–

		(129)	–

Total		(42)	87

Shareholders’ equity under IFRS		570	494

* Date of transition to IFRS for the Group.

This reconciliation has been updated since the 2005 interim press release, primarily due to the reclassification of the RPF to a defined benefit plan under IFRS. The RPF is a complex, hybrid pension fund, with both defined company and employee contributions, and defined employee benefits. The RPF has been in existence since 1893 and has historically been treated as a defined contribution plan.

Under the rules of the pension fund, the Group is not able to access any surplus in the RPF. Although the Group and employees make defined contributions to the fund, the RPF does not provide for contributions to be made to individual plan participant accounts. Under IAS 19, the RPF is treated as a defined benefit plan from the date of transition to IFRS. At transition, the net plan liabilities are £nil. At 31 December 2004, a net liability of £178 million has been recognised together with a related deferred tax asset of £39 million.

Explanatory notes to the UK GAAP to IFRS reconciliations
a.	Transition date and first-time adoption of IFRS: The Group’s transition date to IFRS was 1 January 2004. All adjustments on first-time adoption were recorded in shareholders’ equity on the date of transition, except for adjustments relating to IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ which were recorded in shareholders’ equity at 1 January 2005.

IFRS 1 sets out the transition rules which must be applied when IFRS is adopted for the first-time. As a result, certain of the requirements and options in IFRS 1 may result in a different application of accounting policies in the 2004 restated financial information from that which would apply if the 2004 financial statements were prepared using full retrospective adoption of IFRS. The standard sets out certain mandatory exceptions to retrospective application and certain optional exemptions. The optional exemptions taken by the Group are:

	1.	Business combinations: The Group has elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that took place prior to the transition date to IFRS. Consequently, goodwill arising on business combinations before the transition date remains at its previous UK GAAP carrying value at the date of transition from the UK GAAP financial statements. The functional currency of certain subsidiary goodwill and intangible balances has been changed to reflect the functional currency of the subsidiary to which the goodwill relates, which resulted in £13 million additional translation losses being recorded in opening equity at the date of transition.

2.	Employee benefits: The Group has elected to recognise all cumulative actuarial gains and losses relating to employee benefit schemes in full in the statement of recognised income and expense. The impact is to recognise a net liability at 1 January 2004 of £17 million.

3.	Cumulative translation differences: Under IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, cumulative translation differences within reserves are recycled from equity to the income statement on disposal of a foreign operation. In order to eliminate the need to apply this requirement retrospectively, the Group took the exemption to set cumulative translation differences to zero at the date of transition. Resetting to zero has no impact on net equity.

4.	Share-based payment transactions: The Group adopted the exemption in IFRS 1 which allows a first-time adopter to apply the new standard, IFRS 2 ‘Share-based Payment’, only to share options and equity instruments granted after 7 November 2002 that have not vested by 1 January 2005. This will result in a number of existing schemes not being considered under IFRS and charges in 2004 and 2005 are likely to be lower than in 2006, when the full impact of IFRS 2 will be seen.

5.	Financial instruments: The Group took the exemption in IFRS 1 to apply IAS 32 and IAS 39 from 1 January 2005. The comparative information in 2004 for financial instruments, within the scope of IAS 39, is based on the underlying UK GAAP numbers. The main differences relate to the fair value of certain financial assets and recognition of all derivatives (including embedded derivatives) at fair value. The adjustment to increase opening equity as at 1 January 2005 for the adoption of IAS 32 and IAS 39 is £129 million.

102	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

The mandatory exceptions outlined in IFRS 1 relevant to the financial statements (with which Reuters has complied) relate to:

6.	Estimates: Estimates under IFRS at the date of transition are required to be consistent with estimates made for the same date under previous GAAP.

7.	Assets classified as held for sale and discontinued operations: An entity with a transition date to IFRS before 1 January 2005 shall apply the transitional provisions of IFRS 5, which require prospective application of IFRS 5. Earlier application is permissible so long as the necessary valuation information was available at the time the classification criteria would originally have needed to be met. The Group has applied IFRS 5 from 1 January 2005, but has used the relevant statement headings in its 2004 comparative numbers.

b.	Development and software licences: Under UK GAAP, both internally developed and acquired software licence costs were expensed through the income statement in the year that they were incurred. Under IFRS, the Group capitalises expenditure on development of new or substantially improved products that is incurred between establishing technical feasibility and the asset becoming income generating, provided it satisfies the conditions set out in IAS 38.

c.	Employee benefits (share-based payments): Under UK GAAP, charges were based on the intrinsic value of awarded shares at grant date, with no charge required for certain SAYE and DSOP. Under IFRS the income statement cost is based on the fair value of all share-based awards at grant date if equity- settled, or at the balance sheet date if cash-settled. The cost is calculated using option pricing models and, for equity-settled awards, applies to all options granted after 7 November 2002 that have not vested by 1 January 2005 and amortised over the vesting period of the options.

d.	Employee benefits (pension costs): Under UK GAAP, the expected costs of defined benefit pension plans and post-retirement medical benefits were charged against the income statement over the expected service lives of employees. The Group has elected to adopt the December 2004 amendments to IAS 19 ‘Employee Benefits’, hence differences between actual and expected return on assets, changes in the retirement benefit obligation due to experience and changes in actuarial assumptions are included in the statement of recognised income and expense. The amount reflected on the balance sheet is therefore the present value of the defined benefit obligation less the fair value of defined benefit plan assets. The service cost of post retirement benefits accruing, the unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets are accounted for as operating costs. Under IAS 19, the Group reassessed the classification of its pension schemes, resulting in the reclassification of the RPF as a defined benefit scheme from the date of transition. The restated opening IFRS balance sheet reflects the present value of the defined benefit obligations less the fair value of the plan assets of the Group’s defined benefit schemes.

e.	Goodwill amortisation and impairments: Under UK GAAP, goodwill was amortised through the income statement on a straight line basis and impairment reviews were carried out periodically or when a specific event occurred. Under IFRS 3, goodwill is not amortised through the income statement but instead is subject to an annual test for impairment resulting in adjustments in the income statement and the balance sheet.

f.	Share of profits/(losses) from joint ventures and associates: This is reported net of interest and taxation under IFRS, whereas under UK GAAP, interest and taxation were reported separately in the respective headings. In 2004, the Group acquired the 49% voting interest in Radianz that it did not already own. Under UK GAAP; equity accounting continued for the original 51% interest and the 49% interest was held on the balance sheet as an asset held for sale. Under IFRS, from the date of acquisition of the remaining 49%, it was necessary to consolidate 100% of Radianz. IFRS 5 presentation was used, and hence the results of Radianz prior to 16 November 2004 were presented within discontinued operations on the income statement.
g.	IFRS adjustments to discontinued operations: These adjustments relate to employee benefit costs (as described in (c) and (d) above) and deferred taxation (as set out in (i) below).

h.	Profit/(loss) on disposals: Under UK GAAP, the profit or loss on disposals represented the difference between the balance sheet carrying value and the net disposal proceeds. Under IFRS, any currency translation differences previously taken to reserves are now included in the profit on disposal calculation. Also, the carrying value will be higher under IFRS as subsidiary goodwill is no longer amortised.

i.	Taxation: Under IFRS, deferred tax is recognised on the basis of temporary differences between the carrying value of assets and liabilities in the balance sheet, and their tax bases. Deferred tax has been recognised on the IFRS adjustments to the extent that they result in a temporary difference. The principal items that result in adjustments to deferred tax between UK GAAP and IFRS are: fair values of employee benefits; development and software licences; acquired intangible assets; and share based payments. The £6 million change in the carrying value of goodwill at 1 January 2004 represents the creation of a deferred tax liability on intangibles acquired in past business combinations.

j.	Post-balance sheet event dividends: Under UK GAAP, dividends are provided for in the year in respect of which they are declared or proposed by the Directors. Under IFRS, dividends declared after the balance sheet date are not recognised as an adjusting post-balance sheet event. Dividends are only provided for when they are declared. The final 2003 dividend is derecognised on transition to IFRS and has been disclosed as a movement in reserves during 2004 alongside the 2004 interim dividend.

k.	Financial assets and derivatives: Under IFRS, the Group adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ at the effective date of 1 January 2005. IAS 39 covers the recognition, measurement and derecognition of financial instruments. The Group decided to take the exemption granted in IFRS 1 which removed the requirement to produce 2004 comparatives. Financial assets and liabilities recognised at 31 December 2004 have therefore been valued in accordance with the requirements of UK GAAP.

l.	Profit after taxation from discontinued operations: The adoption of IFRS 5 has resulted in presentation of certain Group subsidiaries as discontinued operations. For more details on discontinued operations please refer to note 7.

Explanation of principal differences between the cash flow statement presented under UK GAAP and the cash flow statement presented under IFRS (unaudited)
The cash flow statement has been prepared in conformity with IAS 7 ‘Cash Flow Statements’. The principal differences between the 2004 cash flow statement presented in accordance with UK GAAP and the cash flow statement presented in accordance with IFRS for the same period were as follows:

1.	Under UK GAAP, net cash flow from operating activities was determined before considering cash outflows from (a) returns on investments and servicing of finance, (b) dividends received from associates, and (c) taxes paid. Under IFRS, net cash flow from operating activities is determined after these items.

2.	Under UK GAAP, capital expenditure, financial investments and acquisitions were classified separately, while under IFRS, they are classified as investing activities.

3.	Under UK GAAP, dividends paid were classified separately, while under IFRS, dividends paid are classified as financing activities.

4.	Under UK GAAP, movements in short-term investments were not included in cash but classified as management of liquid resources. Under IFRS, short- term investments with a maturity of three months or less at the date of acquisition are included in cash and cash equivalents.

Reuters Group PLC Annual Report and Form 20-F 2005	103

Back to Contents

Summary of differences between IFRS (as adopted by the EU) and US GAAP

Accounting principles
These consolidated financial statements have been prepared in accordance with IFRS as adopted by the EU, which differ in certain significant respects from US GAAP.

Material differences between IFRS (as adopted by the EU) and published IFRS
For the Group, there are no material differences between the application of IFRS as issued by the International Accounting Standards Board and IFRS as adopted by the EU.

Material differences between IFRS (as adopted by the EU) and US GAAP
A description of the relevant accounting principles which differ materially is given below.

a. Goodwill and other intangibles
Goodwill
Prior to the adoption of IFRS on 1 January 2004, goodwill arising on acquisitions before 1998 and accounted for under the purchase method was eliminated against equity. Goodwill arising on acquisitions from 1998 to 31 December 2003 was capitalised and amortised over its useful life.

Under IFRS, from 1 January 2004, goodwill arising on acquisitions is no longer amortised and is allocated to cash generating units and assessed for impairment at least annually. The Group has elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that took place prior to the Group’s 1 January 2004 transition date to IFRS, and amortisation arising prior to transition has not been reversed. Goodwill arising on acquisitions before 1 January 2004 remains at its previous carrying value at the date of transition to IFRS.

Under US GAAP, prior to 1 July 2001, goodwill was amortised over its estimated useful life. In 2002, Reuters adopted the provisions of FAS 142 ‘Goodwill and Other Intangible Assets’, and as a result goodwill arising on acquisitions completed after 30 June 2001 was not amortised. From 1 January 2002, goodwill was no longer subject to amortisation. Under US GAAP, goodwill is assessed for impairment at least annually. As a result of differences in the carrying value of goodwill under US GAAP, impairment charges may differ from those recorded under IFRS.

In addition to differences arising from the previous GAAP requirement to amortise goodwill, as described above, goodwill balances at the date of IFRS adoption may differ from US GAAP balances because of: differences in the measurement of the fair value ascribed to quoted securities issued to effect a business combination; differences in the treatment of contingent purchase consideration; and differences in the definition of separately identifiable intangible assets of the acquiree to which purchase consideration should be allocated.

Other intangibles
Prior to the adoption of IFRS on 1 January 2004, identifiable intangibles acquired in a business combination were required to be recognised separately on the balance sheet and amortised over their useful life.

Under US GAAP, a different definition of intangible assets is applied, therefore additional intangible assets were identified under US GAAP giving rise to additional amortisation.

b. Joint ventures and associates
Under US GAAP, the Group’s share of the results of joint ventures and associates is adjusted to reflect the non-amortisation of goodwill since 1 January 2002. Under IFRS, the Group has elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that took place prior to the transition date to IFRS, and this also applies to past acquisitions of investments in associates and of interests in joint ventures. Goodwill arising on the acquisition of associates and joint ventures before the transition date remains at its previous carrying value at the transition date to IFRS of 1 January 2004.

c. Deferred gain on assets contributed to joint ventures
Prior to the adoption of IFRS on 1 January 2004, where the fair value of assets contributed to joint ventures and associates is greater than the book value, the difference is recognised in reserves. Under US GAAP, the difference is released to the income statement over the anticipated life of the long lived assets contributed to the venture.

d. Gains and losses on disposal of subsidiary and associated undertakings
On the disposal of subsidiaries and associate undertakings a different gain or loss on sale may arise as a result of the following:

Goodwill
Prior to the transition to IFRS, goodwill arising on business combinations was amortised on a systematic basis, or, prior to 1998, written off directly to reserves. Under US GAAP, goodwill is not amortised but tested for impairment on an annual basis. Under US GAAP, therefore, the carrying value of goodwill is different, and results in different gains or losses on disposal.

Investment hedge on foreign subsidiaries
Under IFRS, gains and losses on the fair value of instruments designated as hedges against the carrying value of group undertakings are recognised in a hedging reserve within equity, to the extent that the hedge is effective. On disposal of such undertakings, cumulative gains and losses that had previously been recognised in the hedging reserve are transferred and recognised in the income statement. Under US GAAP, Reuters has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133. Accordingly, no cumulative gains and losses from hedging are transferred to the income statement on disposal of Group undertakings under US GAAP.

Recycling of foreign currency translation differences
Under IFRS, gains and losses on the retranslation of assets and liabilities of foreign operations that have been recorded in equity since the IFRS transition date of 1 January 2004 are transferred to the income statement and recognised as part of the gain or loss on disposal of those operations.

Under US GAAP, amounts attributable to foreign operations that have been accumulated in the translation adjustment component of equity from the date of acquisition are removed from the separate component of equity, and are reported as part of the gain or loss on disposal of those operations.

Differences in the amounts recognised on disposals under US GAAP and IFRS arise as the currency translation reserve under IFRS was set to zero on adoption of IFRS as at 1 January 2004, and also due to underlying GAAP differences in the carrying values under IFRS and US GAAP of the underlying foreign currency assets and liabilities being retranslated.

In 2005, there was a US GAAP adjustment of £25 million to reduce the Radianz loss on sale and an adjustment of £57 million to reduce the Instinet gain on sale. Only Instinet qualifies as a discontinued operation under US GAAP.

e. Investments
Under IFRS, prior to the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ on 1 January 2005, fixed asset investments were held in the balance sheet at cost, net of permanent diminution in value as assessed by the directors.

Under IFRS, following the adoption of IAS 32 and IAS 39, available-for-sale assets and financial assets held for trading are initially recognised at fair value in the translation reserve and subsequently remeasured at fair value. The Group has classified all of its marketable securities as available-for-sale, with the exception of its investment in Savvis, which was classified as a financial asset at fair value through profit or loss, before being disposed of in 2005. Realised and unrealised gains and losses on financial assets held for trading are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in fair value of available-for-sale assets are recognised in the statement of recognised income and expense.

Under US GAAP, traded investments are stated at fair value with unrealised gains or losses included in the income statement. Investments which have a readily determinable fair value and are classified as available-for-sale are stated at fair value with unrealised gains or losses included in other comprehensive income. Investments in available-for-sale assets which do not have a readily determinable fair value are carried at historic cost.

f. Stock options
Employee share awards
Under IFRS, compensation charges relating to equity-settled employee share awards made after 7 November 2002 but not vested at 1 January 2005 are based on the fair value of the awards at the date of grant, expensed on a straight-line basis over the vesting period of the award. At each balance sheet

104	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

date, the Group revises its estimate of the number of options that are expected to become exercisable. Cash-settled share-based payments are accrued over the vesting period of the award, based on the current fair market value at each balance sheet date.

Under US GAAP, the Group applies the measurement provisions of APB 25 ‘Accounting for Stock Issued to Employees’ and recognises the intrinsic value of options granted as determined on the measurement date over the vesting period. Under US GAAP, additional compensation cost is recognised when the vesting of an option has been accelerated and those options would otherwise have been forfeited unvested. Additional compensation cost is also recognised where a new measurement date is established, following the amendment of a stock option plan, where the exercise price is less than the market value of the underlying shares on the new measurement date.

Under Reuters Save-As-You-Earn (SAYE) plans, shares are granted to employees at a 20% discount. Under US GAAP, the discount is treated as employee compensation and is accrued over the vesting period of the grants. Under US GAAP, if an SAYE scheme is offered at a lower price than those offered previously and participants are able to transfer out of an existing scheme into the new scheme, variable plan accounting rules apply. Under these rules, a compensation charge is recorded on issue of the option for the intrinsic value of the award at the grant date, any subsequent movement in the share value results in a re-measuring of the compensation charge, which continues until the option is exercised. Variable plan accounting applies to all options in existing higher priced schemes and also to options in lower priced schemes to the extent that those options have been transferred from a higher priced scheme.

National Insurance on stock options
Under IFRS, the liability for National Insurance on stock options is accrued based on the fair value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

Options granted to non-employees
Under IFRS, the transfer of employees that held unvested stock option awards to a joint venture prior to 7 January 2002 does not give rise to a charge against profit. Under US GAAP, the stock awards are considered to be held by non-employees and accordingly a stock option expense relating to the fair value of the unvested awards is included in ‘share of operating profit/loss in joint ventures’ over the remaining vesting period.

g. Pensions
Under IFRS, pension assets, defined benefit pension liabilities and pension expense are determined using the Projected Unit Credit Method in a similar manner to US GAAP. However, under IFRS all actuarial gains and losses which arise in calculating the present value of the defined benefit obligation and the fair value of plan assets, are recognised immediately in the statement of recognised income and expense.

Under US GAAP, actuarial gains and losses in excess of the corridor are recogised over the average remaining service life of the employees. Also, under US GAAP an additional minimum liability is recorded when the accumulated benefit obligation exceeds the fair value of the plan assets by an amount greater than the liability recognised in the balance sheet. In addition, there is a transition asset or obligation recognised upon the adoption of FAS 87 ‘Employers’ Accounting for Pensions’, which is then released to the income statement over the average remaining service lives of the employees.

h. Restructuring
Under IFRS, Reuters recognises provisions for restructuring charges other than termination benefits, once the Group has a present obligation (legal or constructive) to incur the costs as a result of a past event, it is probable that an economic outflow will be required, and a reliable estimate can be made. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected. Termination benefits are recognised when the Group is demonstrably committed to a plan of termination when, and only when, the Group has a detailed formal plan (with specified minimum contents) for the termination, and there is no realistic possibility of withdrawal. Provisions for costs associated with the exit of a property are recognised once the intention to exit has been announced.

Under US GAAP, employee severance costs that are not one-time termination charges are recognised when it is probable that these costs will be incurred and the amount is capable of being estimated. Charges for costs associated with the exit of properties are recognised upon vacating the property or legal termination of the lease contract.

Under IFRS, liabilities for terminating or reducing the activities of an acquired company are only recognised as part of allocating the cost of a combination if they exist at the date of acquisition and meet certain recognition criteria. Provisions for future losses or other costs expected to be incurred as a result of a business combination are not recognised.

Under US GAAP, the Group applies the provisions of EITF 95-3 ‘Recognition of liabilities in connection with a purchase combination’, which requires recognition of certain costs incurred in respect of exit activities and integration if specified conditions are met, as part of purchase accounting.

i. Derivative instruments
In 2004, the Group applied hedge accounting and was not required to record its derivative instruments or any of its embedded derivative instruments on the balance sheet at fair value. Compound derivative instruments, having multiple underlyings, could be designated as net investment hedges and, where this treatment was applied, foreign currency translation gains and losses arising on the instruments were recorded in the statement of total recognised gains and losses.

From 1 January 2005, Reuters adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. These standards require all stand-alone and embedded derivative instruments to be recognised on the balance sheet at fair value. The method of recognising subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Under IFRS, the Group has designated certain derivatives as hedges of foreign net investments and fair value hedges of borrowings. For net investment hedges, fair value movements arising from these derivatives are recognised in a hedging reserve, until transferred to the income statement on disposal or impairment of the underlying item. For fair value hedges, fair value movements are adjusted in the carrying value of borrowings; movements in the fair value of fair value hedges are recognised in the income statement, together with movements in the fair value of the item being hedged. To the extent that hedges are ineffective, gains and losses are recognised in the income statement.

Under US GAAP, the Group adopted FAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by FAS 138, on 1 January 2001. FAS 133 introduced new rules in respect of hedge accounting and the recognition of movements in fair value through the income statement. As a result of the adoption, all derivatives and embedded derivative instruments, whether designated in hedging relationships or not, are carried on the balance sheet at fair value. The Group has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133. Accordingly, changes in the fair value of derivative and embedded derivative instruments have been included within the income statement under US GAAP.

Under IFRS, IAS 39 grants an exemption from the requirement to recognise embedded foreign currency derivatives where the currency is commonly used in the economic environment of the host contract. FAS133 does not grant such an exemption, therefore the Group identifies and separately accounts for more embedded derivatives under US GAAP than it does under IFRS.

j. Consolidation of subsidiary undertakings
On 16 November 2004, Reuters purchased the 49% voting stake of Radianz that it did not already own from Equant, thereby increasing its shareholding from 51% to 100% of the voting shares. Under IFRS, from the date of acquisition of the remaining 49%, Radianz was fully consolidated. IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ was applied for presentation purposes, and hence Radianz was classified as a subsidiary acquired with a view to resale, and included in the balance sheet as a non-current asset held for sale. Liabilities directly associated with the non-current assets held for sale were also shown separately. The results of Radianz prior to 16 November 2004 were presented within discontinued operations in the income statement.

Reuters Group PLC Annual Report and Form 20-F 2005	105

Back to Contents

Summary of differences between IFRS (as adopted by the EU) and US GAAP continued

Under US GAAP, Radianz was treated as a joint venture of the Group for the period 1 January 2004 to 16 November 2004. The acquisition of the additional 49% stake in Radianz was accounted for as a step acquisition at which time Radianz was fully consolidated as a subsidiary until its disposal during 2005. It is the opinion of the directors that Radianz met the criteria set forth in FAS 144, ‘Accounting for the Impairment and Disposal of Long Lived Assets’, as a disposal group and was therefore classified as an asset held-for-sale until its disposal. Although Reuters has no significant continuing involvement in the operations of Radianz following disposal, the classification of Radianz as a discontinued operation is not considered appropriate given a significant level of continuing cash outflows. Under US GAAP, Radianz had a higher carrying value resulting in a greater write down to fair value less costs to sell at the end of 2004.

k. Sale and leaseback transactions
Under IFRS, where gains and losses arise from transactions qualifying as sale and operating leaseback, such gains and losses on the sale of the properties and rental expenses associated with subsequent leasebacks are recognised in the income statement.

Under US GAAP, where a portion of the leased property is sub-let and that sublease is not minor, the sale and leaseback is accounted for as financing. The asset is retained on the balance sheet at its written down value and depreciated over the term of the lease. The proceeds received from the sale of the property are deferred on the balance sheet as a financing liability, whilst lease rental payments are offset against the liability as they are made. The differences between the initial proceeds received and subsequent rental payments are recorded as financing costs over the term of the lease.

l. Property, plant and equipment
Under IFRS, the Group does not capitalise interest on self-constructed assets. Under US GAAP, interest incurred as part of the cost of constructing a fixed asset is capitalised and amortised over the life of the asset.

m. Taxation
Under IFRS, deferred taxes are accounted for in accordance with IAS 12 ‘Income Taxes’, which requires deferred tax to be accounted for on temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. Assets not recognised are disclosed in note 26.

Under US GAAP, deferred taxes are accounted for in accordance with FAS 109 ‘Accounting for Income Taxes’ on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

Deferred tax adjustments in the IFRS to US GAAP reconciliation are primarily the result of the deferred tax impact of the other US GAAP adjustments made in the reconciliation. However, tax adjustments also arise in respect of the timing of recognition of deferred tax on share options and current tax benefits.

n. Reclassification of minority interest
IFRS requires the presentation of minority interest within equity on the face of the balance sheet. Under US GAAP, minority interest is presented as a separate item on the face of the balance sheet outside of equity.

Cash flows
The cash flow statement set out on page 52 has been prepared in accordance with IAS 7 ‘Cash Flow Statements’. If the cash flow statement had been prepared in accordance with FAS 95 ‘Statement of Cash Flows’, the net increase in cash and cash equivalents would have been £84 million (2004: £36 million). This is because under IFRS, the cash outflow in bank overdrafts of £8 million (2004: inflow of £12 million) is classified as a movement in cash and cash equivalents, while under US GAAP, the cash flow in bank overdrafts is classified as a financing activity.

106	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Notes on the summary of differences between IFRS and US GAAP

01 Adjustments to net income

	Note	2005	2004
		£m	£m

Profit/(loss) attributable to ordinary shareholders in accordance with IFRS		456	364

US GAAP adjustments:

Intangible amortisation and impairment	a	(4)	21

Amortisation of gain on assets contributed to joint ventures	c	–	6

(Loss)/gain on disposal of subsidiaries	d	(32)	(18)

(Loss)/gain on disposal of associated undertaking	d	–	(35)

Gain/(loss) on disposal of fixed asset investments, available-for-sale assets and
financial assets held for trading	e	42	(18)

Stock options	f	(1)	18

Pensions	g	(28)	1

Restructuring	h	(9)	105

Derivative instruments	i	(42)	58

Consolidation of subsidiary undertakings	j	–	(7)

Sale and leaseback	k	(1)	(1)

Taxation	m	18	(62)

Minority interest in respect of US GAAP adjustments		(3)	7

Net income/(loss) attributable to ordinary shareholders in accordance with US GAAP		396	439

	2005	2004
	pence	pence

Earnings and dividends:

Basic earnings per ADS in accordance with US GAAP	170.2	188.2

Diluted earnings per ADS in accordance with US GAAP	165.4	183.2

Dividend paid per ADS	60.0	60.0

Weighted average number of shares used in basic EPS calculation (millions)	1,396	1,400

Dilutive shares	41	36

Used in diluted EPS calculation	1,437	1,436

02 Adjustments to shareholders’ equity

		2005	2004
	Note	£m	£m

Capital employed before minority interest in accordance with IFRS		570	371

US GAAP adjustments:

Goodwill and other intangibles	a	128	119

Joint ventures and associates	b	6	8

Deferred gain on assets contributed to joint ventures	c	–	(31)

(Loss)/gain on disposal of fixed asset investments, available-for-sale assets and
financial assets held for trading	e	(2)	89

Stock options	f	(57)	(33)

Pensions	g	177	143

Restructuring	h	(71)	(45)

Derivative instruments	i	6	(8)

Consolidation of subsidiary undertakings	j	–	(7)

Sale and leaseback	k	(2)	(1)

Property, plant and equipment	l	1	1

Taxation	m	(51)	(39)

Minority interest in respect of US GAAP adjustments		–	1

Shareholders’ equity in accordance with US GAAP		705	568

Reuters Group PLC Annual Report and Form 20-F 2005	107

Back to Contents

Notes on the summary of differences between IFRS and US GAAP continued

03 Discontinued operations

Under IFRS, operations are classified as discontinued if they have been either disposed of, or are classified as held for sale, and: represent a major line of business or geographical area of operation; the disposal is part of a single coordinated plan; or if the operations constitute a subsidiary acquired exclusively with a view to resale. As discussed in note 7 on page 62, Radianz, Instinet and BTC have been classified as discontinued operations under IFRS.

Under US GAAP, operations are classed as discontinuing operations if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Group will not have any significant continuing involvement in the operations after the disposal. The Group has determined that it has not eliminated significant cash flows related to Radianz and therefore Radianz does not meet the criteria for classification as a discontinued operation; accordingly, the results of Radianz, for US GAAP purposes, have been reported within continuing operations. Instinet and BTC do meet the criteria and have been classified within discontinued operations.

Under US GAAP the key data for the operations classed as discontinuing operations are analysed below:

	2005		2004

Discontinued operations under US GAAP	£m		£m

Operating income	96		66

Income tax charge	(15)		(18)

Gain on disposal	133		–

Minority interest	(29)		(4)

Net income	185		44

Basic profit per ADS	79.4	p	19.7	p

Diluted profit per ADS	77.2	p	18.9	p

04 Additional disclosures required by US GAAP

Derivative instruments
The current year loss on derivative instruments is £41 million (2004: £58 million gain). At 31 December 2005, the balance sheet includes a derivative asset of £15 million and a derivative liability of £11 million. The current year loss includes a gain of £17 million (2004: £21 million gain) relating to currency forward contracts embedded within customer and supplier contracts.

Recent Accounting Pronouncements
FASB Statement No. 123 (revised 2004) ‘Share–Based Payment’
(FAS 123 (R))
In December 2004, the FASB issued FAS 123 (R). The statement is a revision of FASB Statement No. 123 ‘Accounting for Stock-Based Compensation’ and supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’ and its related implementation guidance. FAS 123 (R) establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods and services, primarily employee services. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments to be based on the grant date fair value of the award, as determined using an option pricing model which considers the unique characteristics of those instruments. The cost should be recognised over the period during which an employee is required to provide service in exchange for the award. FAS 123 (R) is applicable to the Group from the start of the first annual reporting period beginning after 15 June 2005. The implementation of FAS 123 (R) will require the Group to establish the grant date fair value for all its employee share option plans. The Group is in the process of assessing these fair values and the resulting impact on the Group’s financial position.

FASB Statement No. 153 ‘Exchanges of Non-monetary Assets’ (FAS 153)
In December 2004, the FASB issued FAS 153 as an amendment to APB Opinion No. 29 ‘Accounting for Non-monetary Transactions’. The guidance in APB Opinion No. 29 is based on the principle that exchanges on non-monetary assets should be measured based on the fair value of the assets exchanged, with certain exceptions to that principle. FAS 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange.

FAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after 15 June 2005. This accounting pronouncement is not expected to have a significant impact on the Group’s financial position or the results of its operations.

FASB Statement No.154 ‘Accounting Changes and Error Corrections’
(FAS 154)
In May 2005, the FASB issued FAS 154, a replacement of APB Opinion No. 20 and FASB Statement No. 3. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.

108	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Eleven year consolidated financial summary

For the year ended 31 December

Two year consolidated financial summary (IFRS)

	IFRS	IFRS

	2005	2004
	£m	£m

Results:

Revenue[1]	2,409	2,339

Net finance costs	(12)	(12)

Profit before tax	238	396

Taxation	9	40

Profit attributable to equity holders of the parent	456	364

Net assets:

Non-current assets	1,179	1,025

Current assets	957	1,410

Current liabilities	(738)	(1,249)

Non-current liabilities	(829)	(714)

Non-current assets classified as held for sale	1	145

Liabilities directly associated with non-current assets classified as held for sale	–	(47)

	570	570

Property, plant and equipment:

Additions	137	111

Depreciation	103	130

	2005		2004

Ratios:

Basic earnings per ordinary share from continuing operations	16.3	p	25.4	p

Dividends per ordinary share	10.0	p	10.0	p

Book value per ordinary share[2]	42.1	p	26.5	p

Profit before taxation as a percentage of revenue (%)	9.9		16.9

Return on property, plant and equipment[3] (%)	64.2		85.7

Return on equity[4] (%)	96.9		108.5

UK corporation tax rate (%)	30		30

Infrastructure:

Shares issued (millions)	1,441		1,436

Employees	15,300		14,465

User accesses	346,000		328,000

Notes:

1	2004 and 2005 exclude revenue for Instinet Group which was classified as a discontinued operation and subsequently sold in 2005.

Ratios:

2	Book value per ordinary share represents total parent shareholders’ equity divided by the number of shares in issue after deducting shares held by employee share ownership trusts and repurchased shares.

3	Return on property, plant and equipment represents profit after taxation from continuing operations as a percentage of average property, plant and equipment. The average is calculated by adding property, plant and equipment at the start and the end of each year and dividing by two.

4	Return on equity represents profit attributable to equity holders of the parent divided by the average total parent shareholders’ equity. The average is calculated by adding total parent shareholders’ equity at the start and the end of each year and dividing by two.

Reuters Group PLC Annual Report and Form 20-F 2005	109

Back to Contents

Eleven year consolidated financial summary

For the year ended 31 December

Nine year consolidated financial summary (UK GAAP)

	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP
	2003	2002	2001	2000	1999	1998	1997	1996	1995
For the year ended 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m

Results:

Revenue	3,235	3,593	3,885	3,592	3,125	3,032	2,882	2,914	2,703

Net interest (payable)/receivable	(29)	(20)	(9)	3	(4)	2	80	61	60

Profit/(loss) before tax	56	(344)	158	657	632	580	626	652	558

Taxation	22	23	107	136	196	196	236	210	185

Profit/(loss) attributable to ordinary shareholders	50	(255)	46	521	436	384	390	442	373

Net assets:

Fixed assets	1,192	1,448	1,963	1,868	1,205	1,098	1,046	1,026	999

Net current (liabilities)/assets	(89)	(190)	(134)	(293)	(170)	(577)	790	525	387

Long-term creditors	(425)	(354)	(344)	(310)	(284)	(16)	(37)	(41)	(135)

Provisions	(271)	(245)	(212)	(112)	(88)	(116)	(120)	(51)	(39)

	407	659	1,273	1,153	663	389	1,679	1,459	1,212

Tangible fixed assets:

Additions	130	154	276	282	244	296	361	372	304

Depreciation	193	227	246	276	310	331	312	283	250

Development expenditure	171	200	294	323	197	200	235	202	191

	2003	2002	2001	2000	1999	1998	1997	1996	1995

Ratios:

Earnings/(loss) per ordinary share	3.6p	(18.3p )	3.3p	37.1p	30.9p	26.7p	24.0p	27.3p	23.2p

Dividends per ordinary share	10.0p	10.0p	10.0p	16.0p	14.65p	14.4p	13.0p	11.75p	9.8p

Book value per ordinary share[1]	15.2p	30.7p	68.2p	73.7p	40.5p	23.3p	99.9p	88.3p	73.7p

Profit/(loss) before tax as a percentage of revenue (%)	1.7	(9.6)	4.1	18.3	20.2	19.1	21.7	22.4	20.6

Return on tangible fixed assets[2] (%)	6.3	(56.8)	7.8	78.3	59.1	48.2	49.0	60.0	55.2

Return on equity[3] (%)	15.7	(36.8)	4.6	65.0	92.2	78.5	25.6	33.7	34.8

UK corporation tax rate (%)	30	30	30	30	30	31	32	33	33

Infrastructure:
Shares issued (millions)	1,433	1,433	1,431	1,429	1,423	1,422	1,694	1,689	1,677
Employees	16,744	17,414	19,429	18,082	16,546	16,938	16,119	15,478	14,348
User accesses	338,000	388,000	592,000	558,000	520,858	482,380	429,000	362,000	327,100

Notes:

Information provided prior to 2004 year end was reported under UK GAAP which may differ materially from IFRS. The main differences impacting the Group’s financial statements are on account of share-based payments, employee benefits, intangible assets and financial instruments.

2003 and 2002 have been restated following adoption of UITF17 and UITF38, and the reclassification of transaction-related regulatory fees following recently issued SEC guidance.

2003 and 2002 user accesses have been revised to reflect the exclusion of mobile and other low-cost accesses. 1997 and 1998 have been restated to reflect changes to reporting user accesses in 1999.

1999 and 2000 have been restated following adoption of FRS 19.

1995 and 1996 have been restated to reflect the effect of FRS 10 issued in 1997 which required purchased goodwill and intangible assets to be capitalised and amortised through the profit and loss account.

Ratios:

1	Book value per ordinary share represents adjusted shareholders’ equity divided by the number of shares in issue after deducting shares held by employee share ownership trusts. In 1995 to 1997, shares in Reuters Holding PLC held by Group companies are also deducted from shares in issue. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Holdings PLC (1995 to 1997).

2	Return on tangible fixed assets represents profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each year and dividing by two.

3	Return on equity represents profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity. The average is calculated by adding adjusted shareholders’ equity at the start and the end of each year and dividing by two. In 1998 a weighted average has been used to reflect the capital reorganisation.

110	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

This Page has been left Intentionally blank.

Reuters Group PLC Annual Report and Form 20-F 2005	111

Back to Contents

This Page has been left Intentionally blank.

112	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

This Page has been left Intentionally blank.

Reuters Group PLC Annual Report and Form 20-F 2005	113

Back to Contents

This Page has been left Intentionally blank.

114	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

This Page has been left Intentionally blank.

Reuters Group PLC Annual Report and Form 20-F 2005	115

Back to Contents

This Page has been left Intentionally blank.

116	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

This Page has been left Intentionally blank.

Reuters Group PLC Annual Report and Form 20-F 2005	117

Back to Contents

Information for shareholders

01 Ordinary shares
As of 7 March 2006, there were 1,351,605,175 ordinary shares outstanding, excluding 31,553,221 ordinary shares owned by certain employee share ownership trusts and 90,850,000 held in Treasury (see Note 27 on page 89).

02 Major shareholders
The company had received notice under section 198 of the UK Companies Act 1985, as at 7 March 2006, that the following parties held notifiable interests in its shares:

	Number		Number
	of shares	Percentage	of shares
	held on	of issued	held on
	7 March	share	2 March
	2006	capital	2005

Fidelity Investments	150,753,687	11.14%	130,364,252

Legal & General Investment Management	55,230,590	4.08%	58,006,887

Merrill Lynch Investment Managers	48,978,642	3.62%	48,978,642

The Capital Group of Companies, Inc	42,135,514	3.11%	–

Barclays PLC	n/a	n/a	53,902,608

The company’s major shareholders do not have any different voting rights from the other ordinary shareholders. There were no significant changes in the holdings of the company’s major shareholders other than Barclays PLC reduced its shareholding below the 3% threshold in April 2005 and The Capital Group of Companies, Inc became a notifiable holding in January 2006.

The Founders Share
Independence, integrity and freedom from bias in the gathering and dissemination of news and information are fundamental to Reuters. Reuters Founders Share Company Limited (the Founders Share Company) was established to safeguard those qualities and holds a single Founders Share. This share may be used to outvote all ordinary shares if other safeguards fail and there is an attempt to effect a change in control of the company. ‘Control’, for this purpose, means 30% of the ordinary shares. The directors of the Founders Share Company have a duty to ensure, as far as they are able by the proper exercise of the powers vested in them, that the Reuters Trust Principles are observed (see pages 119 to 120).

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

The current directors of the Founders Share Company are as follows:
Trustee
since

The Honourable Mrs Anson, GBM, CBE, JP	2002

Leonard Berkowitz	1998

Sir Michael Checkland	1994

Bertrand Collomb	2004

Jiri Dienstbier	2005

Uffe Ellemann-Jensen, MP	2001

John Fairfax, AM	2005

Dr Frene Ginwala	2004

Pehr Gyllenhammar (Chairman)	1997

Joseph Lelyveld	2004

Sir Christopher Mallaby, GCMG, GCVO	1998

John McArthur	2001

Mammen Mathew	2002

The Right Hon The Baroness Noakes, DBE	1998

Sir William Purves, CBE, DSO	1998

Jaakko Rauramo	1999

Dr Mark Wössner	2001

Toyoo Gyohten retired as a Trustee in October 2005.

Trustees are appointed for an initial term of five years and must resign at the

AGM on or after the fifth anniversary following appointment or re-appointment. Trustees are eligible for re-appointment for a further term of five years, subject to a maximum term of 15 years and maximum age limit of 75.

Except as described above, to the best of the Group’s knowledge, the company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly, and currently there are no arrangements that may, at a subsequent date, result in a change in control of the company.

03 Corporate structure
The Group conducts its business through a portfolio of companies, including wholly and partly-owned subsidiary undertakings, joint ventures and associates. Information concerning the most significant companies is contained in note 39 to the consolidated financial statements, on page 100.

04 Trading markets
The company’s ordinary shares are traded on the London Stock Exchange. American Depositary Shares (ADSs), each representing six ordinary shares, are traded on the NASDAQ Stock Market. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by Deutsche Bank Trust Company Americas, as Depositary under a Deposit Agreement, dated 18 February 1998 and supplemented 16 December 2005 (the Deposit Agreement), among the company, the Depositary and ADR holders.

The table below sets out, for the periods indicated (i) the reported high and low sales prices for the ordinary shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on NASDAQ.

	The London
	Stock Exchange		NASDAQ
	Pounds per share		US dollars per ADS

	High	Low	High	Low

Annual market prices

2001	11.58	5.26	103.44	46.00

2002	7.47	1.61	64.36	15.12

2003	2.68	0.96	27.09	9.59

2004	4.29	2.41	49.15	25.72

2005	4.31	3.52	49.35	37.33

Quarterly market prices

2004

First quarter	4.29	2.41	49.15	25.72

Second quarter	4.15	3.33	45.01	35.38

Third quarter	3.56	2.89	39.40	31.75

Fourth quarter	4.09	3.23	45.30	34.92

Quarterly market prices

2005

First quarter	4.28	3.64	49.35	40.83

Second quarter	4.26	3.75	48.65	41.48

Third quarter	4.12	3.59	43.45	39.03

Fourth quarter	4.31	3.52	44.40	37.33

Monthly market prices

2005

August	3.93	3.59	41.80	39.03

September	3.83	3.60	42.25	39.24

October	3.82	3.52	40.54	37.33

November	4.05	3.63	41.60	38.41

December	4.31	4.02	44.40	41.78

Monthly market prices

2006

January	4.43	4.17	47.01	44.12

February	4.61	3.80	48.44	39.93

March (to 7 March)	3.87	3.80	40.89	39.67

118	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Analysis of shareholders
As of 7 March 2006, there were 1,351,605,175 Reuters ordinary shares in issue, including the shares referred to below but excluding ordinary shares held by employee share ownership trusts. There were 27,567 shareholders on the ordinary share register analysed in the chart below.

As of the same date, 874,117 ordinary shares and 18,282,496 ADSs (representing 109,694,976 ordinary shares) were held on the record in the US. These ordinary shares and ADSs were held by 588 record holders and 2,176 record holders respectively, and represented 0.065% or evidenced ADSs respectively, representing 8.12% respectively of the total number of ordinary shares outstanding. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Note: Includes all holdings below 100,000 shares, except for private investors, whose holdings are analysed below this level.

Dividends
The table below sets forth the amounts of interim, final and total dividends (excluding any associated UK tax credit discussed on pages 122 to 123) paid in respect of each fiscal year indicated. Pound sterling amounts per share have been translated into US cents per ADS (each representing six ordinary shares) at the actual rates of exchange used for each of the respective payments of interim and final dividends.
	Pence per share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

2001	3.85	6.15	10.00	33.29	53.56	86.85

2002	3.85	6.15	10.00	36.05	58.46	94.51

2003	3.85	6.15	10.00	36.08	64.88	100.96

2004	3.85	6.15	10.00	40.94	70.24	111.18

2005	3.85	6.15	10.00	41.18	–	–

The final dividend in respect of 2005 is payable on 4 May 2006 to holders of ordinary shares on the register at 17 March 2006 and on 11 May 2006 to holders of ADSs on the record at 17 March 2006 and will be converted into US dollars from sterling at the rate prevailing on 11 May 2006.

See page 26 for a discussion of the Group’s dividend policy.

05 History and development
The ultimate holding company for the Group, Reuters Group PLC, was incorporated in England and Wales on 24 December 1996, though its predecessor was formed in England in 1851. Reuters Group PLC’s registered office and corporate headquarters are located at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, UK.

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

In this description, the term ‘holder’ refers to the person registered in the register of members as the holder of the relevant share and the term ‘beneficial owner’ refers to a person other than the holder who has a beneficial interest in the relevant share. Deutsche Bank, which acts as Depositary under the Deposit Agreement relating to the American Depositary Shares, or ADSs, is the holder of the ordinary shares represented by the outstanding ADSs.

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

Reuters Group PLC Annual Report and Form 20-F 2005	119

Back to Contents

Information for shareholders continued

cast such number of votes as will pass any resolution supported by and defeat any resolution opposed by, the Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of the Group. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. Under the Articles, the special rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of the Founders Share Company. The rights attaching to the Founders Share are described in more detail below under ‘Rights and restrictions attaching shares – Voting rights – Rights conferred by Founders Share.’

The restrictions on interests in ordinary shares and the extraordinary voting rights of the Founders Share may be characterised as anti-takeover provisions to the extent they may have the effect of preventing a bid for control of the Group. Tender offers or other non-market acquisitions of shares are usually made at prices above the prevailing market price of a company’s shares. Acquisitions of shares by persons attempting to acquire control through market purchases may support the price of shares at market levels higher than otherwise would be the case. The restrictions and extraordinary voting rights summarised in this section may be expected to preclude such offers.

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

Under the Articles, a director may not vote in respect of any contract, arrangement or proposal in which the director, or any person connected with the director, has any material interest other than by virtue of the director’s interests in securities of, or otherwise in or through, the company. This is subject to certain exceptions relating to proposals (a) giving the director any guarantee, security or indemnity in respect of obligations incurred at the request of or for the benefit of the Group, (b) giving any guarantee, security or indemnity to a third party in respect of obligations of the Group for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of the Group in which the director may be entitled to participate or will be interested as an underwriter, (d) concerning any other company in which the director is beneficially interested in less than 1% of the issued shares of any class of the company or the voting rights available to its shareholders, (e) relating to the adoption, modification or operation of any employee benefits plan which will provide the director with the same benefits as other employees and (f) relating to any liability insurance that Reuters is empowered to purchase for its directors or employees in respect of actions undertaken as directors or officers of the Group.

The directors are empowered to exercise all the powers of the Group to borrow money, subject to the limitation that the aggregate principal amount outstanding in respect of monies borrowed by the Group shall not exceed a sum equal to two and a half times the company’s share capital and aggregate reserves, calculated in the manner described in the Articles and £5,000 million, unless sanctioned by an ordinary resolution of the company’s shareholders.

At each AGM of Reuters shareholders at least one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. The directors to retire by rotation at the AGM include any director who is due to retire at the meeting by reason of age as prescribed in section 293 of the Companies Act, namely 70 years old. A retiring director shall be eligible for re-election subject to the requirements of the Combined Code. Since the 2005 AGM, the Board has asked all directors to stand for re-election on an annual basis. For additional information see the Directors’ Report and Corporate Governance which appear on pages 31 and 34.

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

Voting rights
Rights conferred by ordinary shares Voting at a general meeting of shareholders is by show of hands unless, before or on making known the result, a poll is demanded in accordance with the Articles. If voting is by show of hands, each holder of ordinary shares who is present in person has one vote. On a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every ordinary share held. Voting on all resolutions is carried out by way of a poll.

Holders of a substantial number of ordinary shares may be disenfranchised under the circumstances described under ‘Restrictions on ownership’ below.

Rights conferred by the Founders Share The Founders Share confers upon the Founders Share Company the right to cast such number of votes as are necessary to defeat any resolution which would vary or abrogate the rights of the Founders Share. The Articles provide that the alteration of specified articles relating to the Founders Share and the Reuters Trust Principles are deemed to constitute a variation of the rights of the Founders Share. In addition, any resolution proposing the winding up of the Group voluntarily, by the Court, or any reconstruction of the Group, or any resolution which would attach to any share voting rights not identical in all respects with those of the ordinary shares, is deemed to be a variation of the rights of the Founders Share.

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

120	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

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

At Reuters AGM to be held on 27 April 2006, a resolution will be proposed to authorise the directors to allot relevant securities, as defined in the Companies Act, including any equity securities, up to an aggregate nominal amount of £114 million until the earlier to occur of the AGM in 2007 or 27 July 2007. A resolution will also be proposed to authorise equity securities as defined in the Companies Act to be issued within this limit by way of a rights offer, or otherwise pro rata to existing shareholders, but other issues of equity securities, except for shares issued pursuant to employee share schemes, will be limited to an aggregate of £17 million in nominal value.

Subject to applicable provisions of English law, the company may purchase its ordinary shares. Currently, it has general authority to repurchase up to 143,540,000 ordinary shares. At the Reuters AGM on 27 April 2006, a resolution will be proposed to increase this authority to 207 million ordinary shares at prices ranging from 25 pence and not more than the higher of 5% above the average market value of the ordinary shares for the five business days prior to the day the purchase is made or the price stipulated by Article 5(1) of the buyback and Stabilisation Regulation, namely the higher of the price of the last independent trade and the highest current independent bid on trading venues where the purchase is carried out.

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

AGMs and extraordinary general meetings (EGMs)
AGMs must be convened upon advance written notice of 21 days. An extraordinary general meeting must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The notice must specify the nature of the business to be transacted if it is other than routine business or if an extraordinary or a special resolution is proposed. The notice may also specify a time, not more than 48 hours prior to the time fixed for the meeting, by which a person must be entered on the company’s register in order to have the right to attend and vote at the meeting.

Limitations on voting and shareholding
There are no limitations imposed by English law or the company’s Articles on the right of non-residents or foreign persons to hold or vote ordinary shares or ADSs, other than the limitations that would generally apply to all of Reuters shareholders.

Reuters Group PLC Annual Report and Form 20-F 2005	121

Back to Contents

Information for shareholders continued

07 Exchange control
Under English law and the Articles, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their ordinary shares in the same manner as UK residents or nationals.

There are currently no UK foreign exchange control restrictions on remittances of dividends to non-resident holders of ordinary shares or on the conduct of Reuters operations.

08 Exchange rates
The following table sets out, for the periods indicated, the average or the high and low Noon Buying Rates for pounds sterling in US dollars per £1.

Fiscal year ended
31 December	Average*	Month	High	Low

2001	1.44	August 2005	1.81	1.77

2002	1.51	September 2005	1.84	1.76

2003	1.64	October 2005	1.78	1.74

2004	1.84	November 2005	1.78	1.71

2005	1.83	December 2005	1.77	1.71

2006 (to 7 March)	1.75	January 2006	1.79	1.74

		February 2006	1.78	1.73

*	The average exchange rates have been calculated using the Noon Buying Rates on the last trading day of each calendar month during the period.

On 7 March 2006 the Noon Buying Rate was $1.74 per £1.

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

For the effect on the Group’s results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenses are incurred us, see Operating and financial review on page 22.

09 Taxation information for US shareholders
The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to acquire the company’s ordinary shares or ADSs. This is a summary of the material US federal income tax and UK tax consequences of the ownership of ordinary shares or ADSs by a US holder who holds the ordinary shares or ADSs as capital assets. The summary does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules, such as dealers in securities, US holders who hold directly or indirectly 10% or more of the voting stock or US holders who elected to apply the provisions of the former income tax convention between the United States and the United Kingdom. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The summaries of US and UK tax laws are based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, current tax laws, current UK Inland Revenue published practice and the terms of the UK/US double tax treaty which came into effect on 31 March 2003 (the Treaty), as appropriate, all of which are subject to change at any time, possibly with retrospective effect.

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

Taxation of dividends
UK taxation
Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by the company. A shareholder that is a company resident for UK tax purposes in the UK will not generally be taxable on any dividend it receives from the company. A shareholder who is an individual resident for tax purposes in the UK is entitled to a tax credit on cash dividends paid by the company on ordinary shares or ADSs equal to one-ninth of the cash dividend or 10% of the dividend plus the tax credit. Such shareholders will be taxable on the total of the dividend and the related tax credit, which will be regarded as the top slice of the shareholder’s income. The tax credit may be set off against a UK resident individual shareholder’s total income tax liability, but no cash refund will be available. A US holder (as defined above) will not be entitled to any tax credit from the UK Inland Revenue in respect of a dividend from the company although there will be no further UK tax to pay in respect of that dividend.

US federal income taxation
The gross amount of any dividend paid by the company to a US holder will generally be subject to US federal income taxation. Such a dividend will not be eligible for the dividends-received deduction generally allowed to US corporations with respect to dividends from other US corporations. The amount of the dividend to be included in income will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars.

Qualified dividend income
An individual US holder’s ‘qualified dividend income’ is subject to tax at a reduced rate of tax of 15% provided that the shares or ADSs are held for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends will not however qualify for the reduced rate if such corporation is treated for the tax year in which dividends are paid (or for the prior year), as a ‘foreign investment company,’ a ‘foreign personal holding company,’ or a ‘passive foreign investment company’ (a PFIC) for US federal income tax purposes. Recently enacted legislation repealed the foreign investment company and foreign personal holding company provisions for tax years of the corporation beginning after 31 December 2004. The Company does not believe that it would be treated as a foreign investment company or a foreign personal holding company for 2004. The Company does not believe it was a PFIC or were a PFIC for 2005. Accordingly, the Company considers that dividends paid with respect to the shares or ADSs will be ‘qualified dividend income’ and, subject to the US holder’s satisfaction of the holding period requirements described above, should be eligible for the reduced 15% US federal income tax rate. The Company dividends generally will be foreign source passive income for US foreign tax credit purposes.

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

Any such gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of a capital loss is subject to limitations. If the ADSs or ordinary shares are publicly traded, a

122	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

disposal of such ADSs or ordinary shares will be considered to occur on the ‘trade date,’ regardless of the US holder’s method of accounting. A US holder that uses the cash method of accounting calculates the US dollar value of the disposal proceeds as of the date that the sale settles. However, a US holder that uses the accrual method of accounting is required to calculate the value of the disposal proceeds as of the ‘trade date’ and, therefore, may realise a foreign currency gain or loss (unless such US holder has elected to use the settlement date to determine its disposal proceeds). In addition, a US holder that receives foreign currency upon the sale or exchange of the ADSs or ordinary shares and subsequently converts the foreign currency into US dollars, will have a foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar. Foreign exchange gain or loss will generally be US source ordinary income or loss. Deposits and withdrawals of ordinary shares by US holders in exchange for ADSs will not result in the realisation of a gain or loss for US federal income tax purposes.

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

US PFIC status
If a foreign company is a PFIC, based on either an income test or an asset test then certain distributions and gains can be allocated rateably over a US shareholder’s holding period, with the effect that the amount allocated to the current taxable year and any taxable year before the company became a PFIC would be taxable as ordinary income in the current year and the amount allocated to other taxable years would be taxed at the highest rate in effect for that year on ordinary income. The tax is also subject to an interest charge to recover the deemed benefit from the deferred payment of the tax attributable to each such year. As referred to under the heading ‘Taxation of capital gains –US federal income taxation’, the company reasonably believes that it was not a PFIC in 2005 and does not anticipate becoming a PFIC. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure US holders that the IRS would agree with our belief, nor can the company assure US holders that it will not become a PFIC. US holders are urged to consult their own tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

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

10 Related party transaction and material contracts
Related party transactions – general
Reuters has entered into arrangements with its joint ventures and associates, and has in addition provided financial information services to, and purchased services from, many of the companies with which it shares a common director. Except as otherwise indicated, all of these transactions are in the normal course of business on commercial terms. Related party transactions during 2005, 2004 and 2003 were principally with Radianz, Factiva, TSI and Instinet Group, each as described below.

Only in the case of the transactions with Radianz, Factiva, 3XSQ Associates, TSI and Instinet Group were any of the amounts involved material to either party. Except as noted below, these services are ongoing and continued at historical levels to the date of this report. TSI ceased to be a related party in 2004, and Radianz and Instinet Group ceased to be related parties in 2005.

Radianz/BT
From 1 January through 29 April 2005, the date on which Radianz was sold to BT (see ‘Network Services Agreement with, and Sale of Radianz to, BT’ below) and in accordance with inter-company agreements including those described below, Radianz provided the Group with network services totalling £65 million (2004: £277 million, 2003: £304 million). During this same period in 2005, Reuters Group provided Radianz with certain technical, field engineering, IT systems, property and human resource services for a total cost of £15 million (2004: £66 million, 2003: £82 million).

Network Services Agreement To secure the long-term availability of the Radianz network for the Group, Reuters entered into a Network Services Agreement (the Radianz NSA) with Radianz in May 2000 in connection with the formation of Radianz. Reuters generally agreed to continue to use Radianz for its network services in support of global and strategic products during the term of the agreement. Detailed provisions in respect of rates and charges were agreed between Radianz and Reuters. Radianz agreed that it would provide the network services to Reuters on terms which were no less favourable than reasonably comparable services offered to any other customer of Radianz, and Reuters agreed to spend an agreed amount with Radianz annually. The Radianz NSA was terminated and superseded by the network services agreement with BT, described below.

Purchase of Equant Stake On 21 October 2004, Reuters entered into an agreement to purchase Equant’s entire stake in Radianz for £60 million

Reuters Group PLC Annual Report and Form 20-F 2005	123

Back to Contents

Information for shareholders continued

($110 million) in cash together with the release of future funding obligations. The transaction completed on 16 November 2004. The purchase agreement included standard corporate representations and warranties by each of Equant and Reuters as to itself, and was otherwise generally on customary terms and conditions for a transaction of this nature.

Network Services Agreement with, and sale of Radianz to, BT Reuters entered into a contract with BT effective 29 April 2005 under which BT became supplier of network services to Reuters. Under this network services agreement, BT will provide and manage secure data networks for Reuters products and services world wide and Reuters is currently expected to spend in the region of $3 billion through 2013. The agreement sets out the responsibilities of the parties to achieve the migration of all existing connections to BT’s new IP network and contemplates completion around May 2008. The agreement sets out a mechanism where liquidated damages will be payable on a sliding scale if a party fails to achieve its migration responsibilities. The agreement contains minimum spend commitments for each year following the third year of the agreement, based on a declining percentage of the charges in the previous year, and obliges BT to meet certain quality of service levels. Reuters is entitled to service credits and, in the event of a material breach of such quality of service levels, Reuters is entitled to terminate the agreement. In addition, the agreement gives BT the opportunity to tender for any future telecommunication services. Also on 29 April 2005, Reuters sold Radianz to BT for cash consideration of $175 million (£95 million) plus any cash remaining on the balance sheet, net of working capital adjustments, at the date of completion. The purchase agreement included standard warranties and indemnities from Reuters, and was otherwise generally on customary terms and conditions for a transaction of this nature. As a result of the sale of Radianz to BT, future funding obligations from Reuters to Radianz of $44 million were novated to BT.

Factiva
For information regarding transactions with Factiva, see note 34 on pages 95 to 96.

TSI
On 3 February 2004, Reuters reduced its stake in TSI from 48.4% to 8.8%, and has since further reduced it to less than 1%. During 2004, Reuters purchased £13 million of services from TSI (2003: £16 million).

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

Through the third quarter of 2003, Reuters had a licence, distribution and maintenance agreement with TSI pursuant to which Reuters was required to pay TSI certain minimum distribution fees related to sales of TSI’s products to financial services market customers. Under this agreement, Reuters obligations with respect to the minimum distribution fees were to expire at the end of 2003, and TSI was restricted until May 2004 from selling its products and providing consulting services directly to companies in the financial services market, except in limited circumstances, if Reuters continued to pay the minimum distribution fees until that date. In October 2003, Reuters entered into a revised commercial agreement with TSI. Pursuant to the revised agreement, TSI has the right to market and sell its products to customers in the financial services market, except that TSI will not be able to market or sell risk management applications or market data systems for financial services companies or to sell to financial services customers through four specified resellers until May 2008. Reuters will continue to have the right to use TSI technology internally and embedded within its products, and TSI will provide certain fee-based support services to Reuters. The agreement provided that Reuters and TSI would work together to migrate Reuters existing customers’ maintenance contracts to TSI, and that Reuters rights to re-sell ended in October 2003, subject to completion of a limited number of then in progress opportunities. From October 2003 until March 2005, Reuters made quarterly payments of $5 million to TSI, subject to reduction based on TSI’s direct revenues from products and support sold to financial services customers.

On 27 February 2005, Reuters and TSI entered into an amendment to the commercial agreement under which TSI granted Reuters new rights to resell a defined set of TSI software products solely in conjunction with the sale by Reuters of its market data delivery solutions in return for Reuters paying TSI licence fees in minimum annual amount of $11 million. The reseller rights had an initial term of one year which Reuters was entitled to elect to extend for two further one-year terms. Reuters did not extend the reseller rights, and so no longer has any minimum payment obligations to TSI. The amendment also extended the time during which Reuters has the right to use TSI technology internally and embedded within its products by one year, to 31 December 2012.

Repurchase by TSI At the same time as the licence agreement revision in October 2003, Reuters and TSI entered into an agreement pursuant to which TSI agreed to register sales by Reuters of its TSI shares under US securities laws, and to repurchase up to $115 million of its shares from Reuters upon Reuters completing a single public offering of at least $100 million of TSI shares. In February 2004, Reuters completed a registered public offering of 69 million TSI shares for $473 million (£261 million), and TSI repurchased an additional 17 million shares for $115 million, resulting in aggregate net proceeds to Reuters, after underwriting and transaction fees, of approximately $563 million (£310 million).

Instinet Group
Sale of BTC On 31 March 2005, Reuters entered into an agreement to sell BTC to Instinet Group for $22 million in Instinet Group stock, subject to adjustment for working capital and net capital. The transaction completed 31 March 2005, and Reuters received 3,751,527 shares of Instinet common stock, plus a subsequent 74,258 shares in respect of a post-closing purchase price adjustment, in each case valued based on the average daily closing prices over the ten trading days ending on the second trading day prior to the date of determination for the payment. Pursuant to the agreement, until 31 December 2005 BTC continued to have exclusive rights to allow its existing clients to pay for Reuters Station through ‘soft dollar’ credits generated by trading activity. In addition, Reuters agreed for a period of one year not to operate a US broker dealer which allows its customers to pay for Reuters Station on a soft dollar basis, and not to solicit BTC employees, in each case subject to certain exceptions. The agreement otherwise included representations and warranties, covenants and other terms customary for a transaction of this nature. Following the sale, Reuters continued to provide certain transitional services to BTC, including a lease arrangement for space currently occupied by BTC, various administrative, technology and other support services, and a royalty-free licence to the BTC trademark. Other than the licence, such arrangements include fees generally based on allocated or attributable costs.

Sale of Instinet Group to NASDAQ On 22 April 2005, Instinet Group and NASDAQ entered into a definitive agreement for NASDAQ to acquire Instinet Group for approximately $1.88 billion in cash. In connection with the transaction, Reuters entered into an agreement with NASDAQ agreeing to vote its 62% interest in Instinet Group in favour of the acquisition, subject to certain conditions and exceptions. The acquisition was completed on 8 December 2005, and Reuters received approximately $1.13 billion (including the dividend from the sale of LJR described below).

Sale of Instinet Institutional Brokerage to Silver Lake Partners At the same time as it agreed to acquire Instinet Group, NASDAQ agreed to subsequently sell Instinet, the institutional brokerage business, to Silver Lake Partners. As a condition to NASDAQ agreeing to acquire Instinet Group, Reuters agreed to consent to the assignment of certain of its agreements relating to the Instinet brokerage business and waive its termination rights under certain of its agreements relating to the Instinet business which resulted from the sale of Instinet Group, while certain other agreements were agreed to be terminated or extended. In addition, subject to certain conditions, Reuters agreed to provide certain transition services to the Instinet brokerage business. Reuters also agreed to indemnify the Instinet brokerage business against certain UK pension liabilities that may arise in connection with Instinet employees’ participation in one of Reuters UK pension funds.

Sale of LJR to The Bank of New York At the same time as it entered into the agreement to be acquired by NASDAQ, Instinet Group also agreed to sell its LJR subsidiary to The Bank of New York. The sale was completed on 30 June 2005, and the net proceeds of the transaction were distributed as a dividend to Instinet Group’s stockholders and deducted from the NASDAQ purchase price. As a condition to the transactions, Reuters agreed to assume indemnity obligations of Instinet Group in the sale agreement for certain pre-closing liabilities, breaches of representations and warranties, and certain taxes, effective only upon completion of the sale of Instinet Group and subject to certain limitations. Instinet Group agreed to obtain, and has obtained, an insurance policy in respect of certain of these liabilities, of which Reuters is a beneficiary.

124	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Intercompany Agreements During the time that Reuters owned a majority stake in Instinet Group, Reuters and Instinet Group were party to numerous agreements and arrangements, including those described above and below, under which they provided each other with various products, services, licences and other transactions.

Reuters Order Routing Under agreements between Reuters and Instinet Group, Instinet Group customers gained the ability to submit orders to Instinet Group and to receive indications of interest from Instinet Group over the Reuters Order Routing network without charge to Instinet Group.

NewportSM Under an agreement with Instinet Group, Reuters had the exclusive right to provide the real-time market data for Instinet Group’s NewportSM (patent pending) program trading application.

Market data Reuters had been entitled to redistribute certain proprietary equity securities data from Instinet Group under two data distribution agreements. Under a data distribution agreement entered into at the time of the Instinet initial public offering (IPO) in May 2001, Reuters had the limited right to be the exclusive data vendor distributing some of Instinet Group’s proprietary equity securities data; however, this agreement terminated on 17 May 2004. Under a separate agreement originally entered into with Island ECN (which was acquired by Instinet Group in September 2002), Reuters has the right to redistribute a broader set of proprietary equity securities data from Instinet Group. This agreement continued in effect notwithstanding the termination of the exclusive arrangement described above and Reuters was not required to make payments in connection with any such redistribution.

Customer agreement Instinet Group received certain Reuters information services and related hardware, software and support on terms similar to those given to Reuters independent third-party customers, and had the right to redistribute certain Reuters information both internally and to its customers.

Preferred soft-dollar arrangement This agreement established a preferred commercial and soft-dollar arrangement for certain Instinet Group customers that purchase Reuters products and services. It provided that Reuters would compensate Instinet Group’s sales personnel for new sales of Reuters products and services, and Instinet Group would pay Reuters an annual fee for various administrative and marketing services related to training of Instinet Group’s personnel.

Commission sharing agreement Before the purchase of BTC by Instinet Group, Instinet Group had agreed to open accounts for some institutional clients that BTC introduced to Instinet Group, and to rebate BTC portions of the commissions these customers paid at a commercially reasonable rate.

Triad Reuters gave Instinet Group the ability to deliver indications of interest and advertised trades to its customers and potential customers through Reuters Triad network. Instinet Group paid standard commercial rates for indications of interest and advertised trades it delivered through Triad.

Data Center Hosting Agreement Reuters provided certain data centre hosting services to Instinet Global Services Limited at two sites in London: Docklands and Great Sutton Street.

3 Times Square Sublease Instinet Group is subject to an agreement with Reuters to sublease office space at 3 Times Square in New York City. In connection with the purchase of Instinet Group by NASDAQ, the sublease was assigned to Instinet, the institutional brokerage business sold by NASDAQ to Silver Lake Partners (with Instinet Group also remaining obligated under the sublease), and the space sublet was reduced from 360,392 rentable square feet to 284,537 rentable square feet. In addition, Instinet Group agreed to terminate the rights to utilize, and receive 50% of the revenues from, the building’s signage. In connection with these and related changes to the sublease, Instinet Group paid Reuters $3.5 million. The remaining sublease term is until 2021, with a one-time right of termination in 2011 as to 68,264 rentable square feet of the space. Instinet Group is required to post a letter of credit for $49 million, based on its pro rata portion of the 3 Times Square space leased by Reuters, to secure its obligations under the sublease.

3XSQ Associates
For information regarding transactions with 3XSQ Associates, see note 34 on page 95 to 96.

Other material contracts
Savvis Network Services Agreement In connection with the Bridge acquisition in 2001, Reuters entered into a five-year network services agreement with Savvis, Bridge’s network service provider, under which Savvis agreed to provide internet protocol network services, internet access and co-location services necessary to continue network services for the Bridge business and customers Reuters was acquiring. The agreement contained minimum spend commitments for each year and obliged Savvis to meet certain quality of service levels. The agreement was amended on a number of occasions to reflect the on going business relationship between the parties, culminating in a termination of the original agreement and the execution of new agreement between the parties on 19 May 2005. The new agreement, which has a three-year term, contains no minimum revenue commitments, but continues to oblige Savvis to meet newly defined quality of service levels which are designed to more accurately reflect the services which are and will be provided by Savvis. Reuters is entitled to service credits and, in the event of a material breach of such quality of service levels, Reuters is entitled to terminate the agreement.

In addition, on 3 June 2005, in connection with the acquisition of the Telerate business, Reuters acquired Telerate’s agreement with Savvis for the provision of internet protocol network services, internet access and co-location services to support the acquired Telerate business. This agreement, which expires 1 October 2009 and is an exclusive arrangement for the Telerate business so long as Savvis remains in material compliance with its obligations, contains minimum annual spend commitments ending 1 November 2006, including a $20 million spend commitment by Reuters for the one-year period ending 1 November 2006. If Savvis does not meet certain quality of service levels, Reuters is entitled to service credits and, in the event of a material breach of such levels, to terminate the agreement.

Telerate Acquisition Agreement On 20 December 2004, Reuters entered into an agreement to acquire substantially all of the business of Telerate. The total purchase price for Telerate was $145 million (£79 million) in cash and Reuters 14% holding in Savvis. The cash purchase price comprised a $100 million initial purchase price, a $21 million working capital adjustment and a $24 million increase for pre-close actions by Telerate which reduced Reuters anticipated restructuring costs. At the signing of the agreement, Reuters provided an interim funding payment of $34 million (£18 million) in funding to Telerate, which, together with interest, was repaid on the closing date of 3 June 2005. In addition, at the closing Reuters received a payment of $22 million (£12 million) in satisfaction of all outstanding invoicing and payment disputes under a Transitional Services Agreement (TSA) between the parties under which each had provided the other certain software and/or services for a transitional period following their respective acquisitions of the inter-connected Bridge and Telerate businesses out of bankruptcy in late 2001. The payment consisted of $10 million (£5 million) paid by Telerate and $12 million (£7 million) released from an escrow which had been established for payments of disputed amounts by the parties during the term of the TSA.

The Telerate Acquisition Agreement was generally on customary terms including representations, warranties, covenants, conditions and indemnities by each of the parties. A portion of the purchase price, consisting of $30 million cash and $15 million worth of Savvis stock valued at the closing, was put into escrow for two years to serve, in general, as the sole source of funding for any post-closing claims by Reuters.

Financing arrangement For a discussion of other material contracts, see ‘Treasury Policies’ on pages 20 to 22.

11 Capital investments, expenditure and divestments
During the last three years Reuters has made a number of acquisitions and invested in new businesses. Reuters also completed its divestment of Radianz and Instinet Group during 2005. The principal acquisitions, investments and disposals (none of which exceeded £50 million, save where otherwise stated) were:

Reuters Group PLC Annual Report and Form 20-F 2005	125

Back to Contents

Information for shareholders continued

Acquisitions
2005
Telerate, a leading financial information provider in the fixed income sector, in June 2005 for £79 million in cash plus Reuters’ investment in Savvis convertible preference shares (valued at £31 million).

Quick Telerate Corp, a distributor of Telerate’s products in Japan, in June 2005.

Image Group Limited (trading as Action Images), a media company in the sports pictures market, in September 2005.

EcoWin AB, a data provider specialising in global and macroeconomic data, in November 2005.

Tremont Capital Management’s TASS research hedge fund database and the Hedgeworld Group in March 2005.

In April 2005, Reuters announced that it would launch a new Indian TV News Channel, TIMES NOW, in association with the Times of India. It was agreed that Reuters would take a 26% interest in the new company, the Times Global Broadcasting Company Limited, subject to receiving regulatory approval during 2006.

In June 2005, Reuters and NASDAQ announced the formation of a new joint venture, Independent Research Network Inc. The new company will provide and distribute equity research to the analyst community. Reuters invested £1 million in the joint venture during 2005.

Total capital expenditure including transaction fees for acquisitions of subsidiaries and investments in joint ventures and associates was £145 million during 2005.

2004
Fitzrovia International plc, a leading investment fund research company, was acquired in October 2004 by Lipper Limited, a wholly owned subsidiary of Reuters.

Radianz, in which Reuters acquired the 49% voting interest it did not already own, was acquired from Equant in November 2004 for £60 million.

Total capital expenditure for acquisitions, investments in joint ventures and associates and other investments during 2004 was £80 million.

2003
Multex.com Inc., a leading provider of investment research, was acquired in March 2003 for £158 million.

Divestments
2005
Reuters disposed or closed a total of five units for consideration of £910 million, net of transaction fees. The principal disposals or closures were:

Instinet Group, in which Reuters had a stake of 62%, for £612 million in December 2005. Prior to the sale Instinet acquired Reuters 100% stake in BTC, a soft dollar execution broker, for approximately 3.8 million shares of Instinet Group stock, valued at £12m. Instinet also disposed of its wholly-owned subsidiary, LJR, in July 2005 for total consideration of £96 million and its 2% interest in Archipelago Holdings LLC in May 2005.

Radianz, in which Reuters had a 100% stake was sold to BT for total consideration of £115 million in April 2005.

TSI, in which Reuters reduced its stake from 8.8% to below 1% by 31 December 2005, for total consideration of £63 million.

Deutsche Gesellschaft für Ad-Hoc-Publizitat GmbH (DGAP), a media company in which Reuters held a 33% stake, was sold in November 2005.

2004
Reuters disposed of or closed a total of 12 units in 2004 for consideration totalling £474 million. The principal disposals or closures in 2004 were:

TSI, in which Reuters reduced its stake from 48.4% to 8.8% in February 2004 through completion of a public offering of 69 million TSI shares and sale of an additional 17 million shares back to TSI for aggregate net proceeds of approximately £310 million.

GL TRADE, a financial software company in which Reuters held a 34.2% shareholding, was divested in June 2004 for a consideration of £59 million.

ORT SAS, a wholly-owned credit rating subsidiary of Reuters, was sold in June 2004 for a total consideration of £29 million.

TowerGroup, a financial services research company in which Reuters held a 98% holding, was sold in February 2004.

Yankee, a wholly-owned telecommunications research company, was sold in May 2004.

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

2003
Reuters disposed of or closed a total of 17 units in 2003 for consideration totalling £41 million. The principal disposals in 2003 were:

Synetix Solutions Limited, a joint venture focusing on data management solutions, sold in January 2003.

Wall Street on Demand, a wholly-owned subsidiary providing research, acquired as part of the acquisition of Bridge, sold in March 2003.

Informa SA, a provider of on-line credit and financial information, in which Reuters held a 40% shareholding, sold in September 2003.

Datamonitor plc, a research company specialising in industry analysis in which Reuters held a 20.5% ordinary shareholding, sold on a piecemeal basis between July 2003 and November 2003.

The Thai Apex services business, a domestic equities information service in Thailand, sold into a new joint venture formed by Reuters and Systex Corporation in December 2003.

Agence de Presse Médicale International SAS, a health information provider in France, a wholly-owned subsidiary, sold in December 2003.

12 Property, plant and equipment
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

The Group’s principal facilities were relocated to a newly refurbished building located at The Reuters Building, South Colonnade in the Canary Wharf area of London during mid-2005. In September 2003, Reuters announced arrangements to consolidate its London-based operations to Canary Wharf during 2005. Under the agreement signed with the ownership of Canary Wharf, Reuters entered into a 281,000 sq. ft. office lease and transferred approximately 340,000 sq. ft. of redundant offices, including 85 Fleet Street, to Canary Wharf Group for cash consideration of approximately £30 million. Reuters other significant sites include:

•	the US headquarters at 3 Times Square in New York City (692,000 rentable sq. ft.), of which 288,000 rentable sq. ft. are sub-let;

•	the technical centres in London (324,000 sq. ft.), Hazelwood, Missouri (109,000 sq. ft.), Geneva (144,000 sq.ft.), which also includes the regional office for EMEA, Singapore (180,000 sq. ft.), which also includes the regional office for Asia, and Hauppauge, New York (50,000 sq. ft.); and

126	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

•	the four corporate office buildings located in St. Louis County, Missouri (aggregate of 211,000 sq. ft.).

Reuters owns the land on which its London and Hauppauge technical centres are situated, whereas its buildings in Geneva and Singapore were built on leased land. The leases, including periods covered by options to extend, expires in 2095 and 2050, respectively.

The Reuters Building at 3 Times Square is owned, and was developed, by 3XSQ Associates, which is owned by Reuters and Rudins Times Square Associates LLC. In May 2001, Reuters commenced its lease of 692,000 sq. ft. from the venture, of which 288,000 sq. ft. is subleased to Instinet Group, which in turn has subleased approximately 180,000 sq. ft. to third parties. The principal part of Reuters lease will expire in 2021. See ‘3XSQ Associates’ sublease on page 96 for further information.

In 2003, the major technical centre building in Hazelwood, Missouri was acquired from Savvis for a total consideration of £24 million. Reuters subsequently entered into a sale and leaseback for the facility, receiving £23 million under a 20 year arrangement.

During 2004, Reuters extended its facilities in Bangkok to 100,000 sq. ft.

Reuters has two office buildings in Bangalore which are leased and provide a total of approximately 138, 000 sq. ft. The leases on these facilities, including periods covered by options to extend, expire in 2009. In January 2006 Reuters signed a lease for an additional facility in bangalore, providing 59,000 sq. ft. and an option to expand by a further 15,000 sq. ft., which expects to occupy in April 2006. The lease on this facility expires in 2011.

Reuters facilities in Bangkok which are leased provide a total of 120,500 sq. ft. The lease for this property, including the period covered by an option to extend, expires in 2010.

13 Legal proceedings
Except as described above in note 35 on page 97, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial performance or profitability. A description of certain legal proceedings relating to Instinet Group was included in the 2004 annual report and Form 20-F but is not included in this annual report in light of Instinet Group’s acquisition by NASDAQ in December 2005.

Reuters Group PLC Annual Report and Form 20-F 2005	127

Back to Contents

Cross-reference guide to Form 20-F

Item	Description	Page

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
	Selected financial data	5-6
	Exchange rates	122
	Capitalisation and indebtedness	n/a
	Reasons for offer and use of proceeds	n/a
	Risk factors	24-25

4	Information on the company
	History and development of the company	7-13, 119, 125-126, 130
	Business overview	7-12, 16-20, 58-59, 66
	Organisational structure	16-20, 100
	Property, plant and equipment	126-127

4A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
	Operating results	7-30
	Liquidity and capital resources	20-22
	Research and development, patents and licenses etc	60
	Trend information	2, 13-20
	Off-balance sheet arrangements	24
	Tabular disclosure of contracted obligations	21

6	Directors, senior management and employees
	Directors and senior management	32-33
	Compensation	39-48
	Board practices	31, 34-37, 39, 43
	Employees	10-11, 64
	Share ownership	40-42, 46-48, 93-95

7	Major shareholders and related party transactions
	Major shareholders	118-119
	Related party transactions	95-96, 123-125
	Interests of experts and counsel	n/a

8	Financial information
	Consolidated accounts and other financial information	See Item 17
	Litigation	97, 127
	Dividend policy	26, 119
	Significant changes	100

9	The offer and listing
	Offer and listing details – price history of shares	118
	Plan of distribution	n/a
	Markets	118
	Selling shareholders	n/a
	Dilution	n/a
	Expenses of the issue	n/a

10	Additional information
	Share capital	n/a
	Memorandum and articles of association	39-40, 119-121
	Material contracts	123-125
	Exchange controls	122
	Taxation	122-123
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	130
	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	20, 22, 73-81

12	Description of securities other than equity securities	n/a

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	37-38

128	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Item	Description	Page

16A	Audit committee financial expert	36

16B	Code of ethics	36

16C	Principal accountant fees and services	36, 60

16D	Exemptions from the listing standards for audit committees	n/a

16E	Purchases of equity securities by the issuer and affiliated purchasers	89

17	Financial statements
	Report of the auditors	49
	Consolidated income statement for each of the two years in the period ended 31 December 2005	50
	Consolidated statement of recognised income and expense for the two years in the period ended 31 December 2005	50
	Consolidated balance sheet at 31 December 2005 and 2004	51
	Consolidated cash flow statement for each of the two years in the period ended 31 December 2005	52
	Accounting policies	52-57
	Notes to the financial statements	58-103
	Summary of differences between IFRS (as adopted by the EU) and US GAAP and related notes	104-108

18	Financial statements	n/a`

Reuters Group PLC Annual Report and Form 20-F 2005	129

Back to Contents

Glossary

Term used in annual report	US equivalent or brief description

Allotted	Issued

Associates	Affiliates accounted for under the equity method

Business segment	Industry segment

Called up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Combined Code	A set of corporate governance principles and detailed codes of practice

Destination (of revenue)	The geographical area from which goods or services are supplied

Finance income	Interest income

Freehold	Ownership with absolute rights in perpetuity

Origin (of revenue)	The geographical area from which goods or services are supplied to a third party or another geographical area

Profit	Income

Profit for the year attributable to the equity holders of the parent	Net income

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Shares in issue	Shares outstanding

Share premium	Additional paid-in capital or paid-in surplus (not distributable)

Trade payables	Accounts payable

Trade receivables	Accounts receivable

130	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Financial diary for 2006

Wednesday 26 April
First quarter trading statement issued

Thursday 27 April
Annual General Meeting
Time: 11:30 am
Venue: The Reuters Building,
South Colonnade, Canary Wharf,
London E14 5EP

Thursday 4 May
Final dividend for 2005 payable to
ordinary shareholders on the register
as at 17 March 2006

Thursday 11 May
Final dividend payable to ADS holders on the record as at 17 March 2006

Wednesday 26 July
Interim 2006 results announced

Wednesday 2 August
Ordinary shares go ex-dividend

Wednesday 2 August
ADSs go ex-dividend

Wednesday 30 August
Interim dividend for 2006 payable to
ordinary shareholders on the register
as at 4 August 2006

Wednesday 6 September
Interim dividend payable to ADS holders on
the record as at 4 August 2006

Thursday 18 October
Third quarter trading statement issued

Where to find us

Corporate Headquarters
The Reuters Building
South Colonnade
Canary Wharf
London E14 5EP
Tel: +44 (0)20 7250 1122
www.about.reuters.com

Registered in England
No: 3296375

Investor queries
Miriam McKay
Tel: +44 (0)20 7542 7057
Fax: +44 (0)20 7542 4835
Email: miriam.mckay@reuters.com

Media queries
Simon Walker
Tel: +44 (0)20 7542 7800
Fax: +44 (0)20 7542 4835
Email: simon.walker@reuters.com

Registrar/Depositary
For dividend queries, duplicate mailings and change of address

Ordinary shares
Lloyds TSB Registrar
The Causeway
Worthing
West Sussex BN99 6DA
UK
Tel: +44 (0)870 600 3970
(for callers within the UK)
Tel: +44 121 415 7047
(for callers outside the UK)
Fax: +44 (0)1903 833 482

American Depositary Shares
Deutsche Bank ADR Service Center
c/o Mellon Investor Services
480 Washington Boulevard
Jersey City
NJ 07310
USA
Tel: + 1 866 282 4011
Website: www.adr.db.com

Electronic copies
The Annual Report and Form 20-F and the Annual Review are available on the internet at www.about.reuters.com/ar2005

Listings
London Stock Exchange (RTR.L) and Nasdaq (RTRSY.O)

Options on ordinary shares are traded on Euronext Liffe. Futures contracts on ordinary share are traded on the Euronext Liffe Universal Stock Futures market. The American Stock Exchange in New York lists options on American Depositary Shares of Reuters. Options on American Depositary shares are traded on ArcaEx.

Corporate brokers
Citigroup and JPMorgan Cazenove Limited

Financial PR
Brunswick Group Limited

Picture on cover
9 November 2005. A protester waves an orange flag in Baku, Azerbaijan. Reuters photographer: David Mdzinarishvili.

©Reuters (2006)

All rights reserved

Reuters, the sphere logo and Lipper are the trade marks or registered trade marks of the Reuters Group around the world.

This report is printed on paper made from 100% recycled fibres sourced only from post-consumer waste.

Reuters Group PLC Annual Report and Form 20-F 2005	131

Back to Contents

Notes

132	Reuters Group PLC Annual Report and Form 20-F 2005

Back to Contents

Designed and produced
by salterbaxter
Printed by CTD Printers Limited

Back to Contents

For more information visit
www.about.reuters.com

REUTERS

Back to Contents

Item 19 Exhibits

Exhibit Index

1.1**     Memorandum and Articles of Association of Reuters Group PLC

2.1     Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Deutsche Bank Trust Company Americas (in substitution for Morgan Guaranty Trust Company of New York), as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997), as supplemented by the Supplemental Agreement to Deposit Agreement, dated as of 16 December 2005 (incorporated by reference to Exhibit (a)(2) to the Registration Statement on Form F-6 filed by Reuters Group PLC on December 9, 2005)

4.1     Network Services Agreement, dated as of March 9, 2005, by and between Reuters Limited and British Telecommunications plc, inter alia, as amended by side letters dated 29 April 2005 and 31 May 2005, and amendments dated 31 May 2005, 6 December 2005, 17 August 2005, and 23 February 2006 (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.2     Share Purchase Agreement, dated as of March 9, 2005, by and between Reuters Limited and British Telecommunications plc, inter alia, as amended by Amendment Agreements dated 29 April 2005 and 26 May 2005 respectively (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.5*     Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

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

Back to Contents

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

Back to Contents

4.11     Rules of The Reuters Group PLC Long-Term Incentive Plan 1997

4.12*     Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

4.13**     Stock and Asset Purchase Agreement dated as of 20 December 2004 by and among Reuters Limited, Reuters S.A, Moneyline Telerate Holdings, Inc., the subsidaries of Moneyline Telerate Holdings named therein and One Equity Partners LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

8.1     List of Subsidiaries – See Note 39 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report

12.1     Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

12.2     Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1     Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

13.2     Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

15     Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 10 March 2006

* Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 16 March 2004 by Reuters Group PLC with respect to the fiscal year ended 31 December 2003.

** Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 9 March 2005 by Reuters Group PLC with respect to the fiscal year ended 31 December 2004.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

REUTERS GROUP PLC
(Registrant)

Date: 17 March 2006

By: /s/ David Grigson
David Grigson,
Chief Financial Officer

Back to Contents

Exhibit Index

1.1**     Memorandum and Articles of Association of Reuters Group PLC

2.1     Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Deutsche Bank Trust Company Americas (in substitution for Morgan Guaranty Trust Company of New York), as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997), as supplemented by the Supplemental Agreement to Deposit Agreement, dated as of 16 December 2005 (incorporated by reference to Exhibit (a)(2) to the Registration Statement on Form F-6 filed by Reuters Group PLC on December 9, 2005)

4.1     Network Services Agreement, dated as of March 9, 2005, by and between Reuters Limited and British Telecommunications plc, inter alia, as amended by side letters dated 29 April 2005 and 31 May 2005, and amendments dated 31 May 2005, 6 December 2005, 17 August 2005, and 23 February 2006 (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.2     Share Purchase Agreement, dated as of March 9, 2005, by and between Reuters Limited and British Telecommunications plc, inter alia, as amended by Amendment Agreements dated 29 April 2005 and 26 May 2005 respectively (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.5*     Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

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

Back to Contents

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

Back to Contents

4.11     Rules of The Reuters Group PLC Long-Term Incentive Plan 1997

4.12*     Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

4.13**     Stock and Asset Purchase Agreement dated as of 20 December 2004 by and among Reuters Limited, Reuters S.A, Moneyline Telerate Holdings, Inc., the subsidaries of Moneyline Telerate Holdings named therein and One Equity Partners LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

8.1     List of Subsidiaries – See Note 39 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report

12.1     Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

12.2     Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1     Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

13.2     Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.§1350

15     Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 10 March 2006

* Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 16 March 2004 by Reuters Group PLC with respect to the fiscal year ended 31 December 2003.

** Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 9 March 2005 by Reuters Group PLC with respect to the fiscal year ended 31 December 2004.