Form 20-F
period 2006-12-31
REUTERS GROUP PLC   /ADR/
filed 2007-03-16
CIK 1056084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Ordinary Shares of 25p each	1,283,324,945
Founders Share of £1	1

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

Contents

Directors’ report

Business review
02	Explaining Reuters
04	CEO’s review
06	Our strategy
08	Our performance
10	Our markets
12	Our resources
13	Our challenges
14	Chairman’s statement
15	The speed of change
	16	in the financial world
	18	in the media world
	20	in Reuters

Governance
22	Interview with the Chairman
24	Note to the Board
25	Board
26	Directors and senior managers
29	Remuneration report
38	Statements of directors’ responsibilities and compliance

Company information and OFR
44	Company information
52	Selected financial highlights
54	Operating and financial review (OFR)
Financials

Consolidated Financial Statements
73	Intentionally left blank
74	United States audit opinion
75	Consolidated income statement
75	Consolidated statement of recognised income and expense
76	Consolidated balance sheet
77	Consolidated cash flow statement
78	Group accounting policies
83	Notes to the financial statements
129	Summary of differences between IFRS (as adopted by the EU) and US GAAP
132	Notes on the summary of differences between IFRS and US GAAP
134	Consolidated financial summary

136	Intentionally left blank
137	Intentionally left blank
138	Intentionally left blank
139	Intentionally left blank
Reference section

Information
144	Information for shareholders
155	Cross-reference guide to Form 20-F
156	Glossary
157	Financial diary
157	Where to find us

Welcome to the Reuters Group PLC Annual Report and Form 20-F 2006.
You will find the Directors’ report for shareholders on pages 01–72. It includes:
•	Our business review, which gives a fast read about our business, our strategy, our performance, our markets, our resources and our challenges
•	Our company information, which provides additional detail to support our business review
•	Our OFR, which contains a detailed analysis of our financial performance and policies
•	An interview with our Chairman on corporate governance
•	Our directors’ and senior managers’ biographies
•	Our remuneration report
•	Our statements of directors’ responsibilities and compliance

This report comprises the annual report of Reuters Group PLC in accordance with the requirements of the United States Securities and Exchange Commission (SEC) for 2006. A cross-reference guide setting out the information in this annual report that corresponds to the Form 20-F items is provided on page 155.

Definitions of company
As used in this annual report, ‘the Group’ and ‘Reuters’ refer to Reuters Group PLC and its subsidiary undertakings, including joint ventures and associates. ‘The company’ refers to Reuters Group PLC.

Key performance indicators
Reuters uses a number of performance measures to manage its business. Those that it considers key, and to which management remuneration was linked in 2006,

are revenue, trading profit, free cash flow, adjusted EPS, adjusted profit before tax and customer satisfaction. For more information, see ‘Definition of Key financial performance measures’ on page 67.

Non-GAAP measures
A number of measures used in this document are ‘non-GAAP’ figures, which are performance measures used to manage the business, supplementing the IFRS-based measures. These include ‘underlying change’, ‘trading costs’, ‘trading profit’, ‘trading margin’, ‘adjusted EPS’, ‘free cash flow’, ‘trading cash flow’ and ‘net debt/net funds’. Detailed descriptions of these terms, including the rationale for using them and reconciliations to the most directly comparable IFRS indicator, are provided on pages 67–68.

Forward-looking statements
Under US law, all statements other than statements of historical fact included in this annual report are, or may be deemed to be, forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under ‘Risk Factors’ on pages 65–67 as well as elsewhere in this annual report. All written and oral forward-looking statements made on or after the date of this annual report and attributable to the Group or any of its directors are expressly qualified in their entirety by such factors.

Business review 01

FTSE 100 PRICES FROM REUTERS

We drive financial markets, power newsrooms and inform individuals

This page: Reuters global headquarters in Canary Wharf in London.

Back to Contents

02	Explaining Reuters

We run our business through
four divisions, each meeting
a specific set of customer needs.

Our customers

Traders

Brokers

Salespeople

IT decision makers

Financial technology innovators

Our divisions

Sales & Trading

Our products
Advanced desktop financial information products, analytics and trading systems designed for use by traders and salespeople.

News, real-time market data and trading systems are our core competencies.

2006 Revenue
£1,690m

Enterprise

Our products
Information feeds and tools designed for use by machines to help our customers automate their businesses.

Our data and trading room software form a vital part of customers' systems.

2006 Revenue
£408m

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Business review	03

Total 2006 revenue

£2,566m	For more information on our business divisions see the ‘OFR’ on pages 54–72.

Corporates
Bankers and analysts
Investment managers
Private wealth managers
Website consumers
Press
Television

Research & Asset Management

Our products
In-depth information, analysis and research products designed mainly for use by people making investment decisions.

We give our customers competitive advantage with high-value content and insight.

2006 Revenue
£298m

Media

Our products
News for use by professional publishers; multimedia websites and mobile information services for use by individual consumers.

We are the world's largest multimedia news agency, with scope to build a strong consumer media business.

2006 Revenue
£170m

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

04	CEO’s review

Our goal is to accelerate the growth in revenues begun last year while bringing a greater proportion to the bottom line in profits.

2006 was a year of considerable achievement for Reuters. In last year’s annual report I stated that the key drivers for 2006 would be “to deliver on our Core Plus investments, to accelerate our revenue growth, to continue to really focus on customer service and to maintain the good cost control of the last few years”. I am very happy to say that we achieved each of these goals and more.

During 2006 we raised the pace of our Core Plus programme, and produced £32 million of new revenues from the four initiatives: electronic trading, high-value content, new enterprise services and new markets. This permitted us to exceed our 2006 target of one percentage point of additional revenue growth from Core Plus.

In terms of overall revenue growth, we exceeded market expectations by delivering 6.5% growth at actual rates (4.8% underlying), which was very gratifying to me personally.

It was not so long ago that many in the market, while acknowledging our ability to cut costs, doubted that we could re-start growth after a long period of retrenchment.

2006 was also a year in which our significant investments to transform and simplify the company began to take shape. These investments will continue through 2007 with a focus on making our services more resilient.

Finally, despite the increased investment in Core Plus growth and transformation activities, we continued to hold a tight line on cost.

Looking ahead to 2007
As I write this review we are already well into 2007 – a year that has begun strongly for Reuters. Our principal goal this year is to accelerate the growth in revenues begun last year while bringing a greater proportion down to the bottom line in profits. This will be achieved, in part, as revenues from Core Plus increase through the year. We’ll also continue our focus on improving customer service through investment in Reuters infrastructure and through instilling a service culture at Reuters. Towards this goal, I am personally leading a drive to simplify our processes, our technology and our organisation.

In my recent meetings with customers around the world I have been encouraged both that general market conditions appear to be favourable and that the specific areas we are targeting under Core Plus are expected to be in high demand. In particular, the growth of electronic trading is now indisputable.

Serving both people and machines
Reuters has always served the needs of individual users in the financial community, as well as the machines that power their firms; however, this distinction is increasingly important. Reuters suite of trading room systems, risk management platforms, enterprise datafeeds and transaction services is perfectly aligned to the growth in machine-based activities such as algorithmic trading.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Business review	05

At the same time the human beings who are active in the financial services industry require ever-more sophisticated and comprehensive sets of information and analytics as they seek to differentiate their performance. Reuters is uniquely skilled to serve this twin need.

Managing our portfolio
Capitalising on our strong position in the Treasury market, Reuters entered into a joint venture with the Chicago Mercantile Exchange (CME) in 2006 to launch a new electronic system to trade foreign currencies. The venture, called FXMarketSpace, is launching in March 2007 and will offer the market the ability to trade foreign exchange on a cleared, central counterparty basis (like an exchange) for the first time. I view this as a great example of Reuters innovative streak at work, as well as proof that we will not just complacently sit and milk our best assets, but seek to lead the market in new directions.

We also moved swiftly in 2006 to sell the majority of our 50% interest in the Factiva joint venture to our partner Dow Jones. We concluded that we could achieve the most value for our shareholders by selling this deep online library of content before competition from free search engines eroded Factiva’s advantage.

Media and journalism
Our Media business performed very well in 2006 across both its agency and consumer units. In the agency business we benefited as Western publishers and broadcasters retrenched and continued to pull back their journalists to home base, and newspapers, in particular, scrambled to add video to their websites. Meanwhile, domestic demand in Asia and the Middle East grew strongly. Our direct-to-consumer unit, which mainly derives its revenues from advertising, carried on reuters.com and associated mobile and online properties, grew 39% in 2006.

At the core of what we do at Reuters is the work of our 2,400 journalists. We increased our editorial staff by over 130 in 2006 and produced a slew of beats and exclusives from the ongoing war in Iraq, to the World Cup competition, to the Israel-Lebanon conflict. In my presentation to the Israel Business Conference, excerpted on Reuters corporate website, I discuss how Reuters responded to a serious breach of our news photography standards which occurred in Lebanon.

The bravery, quality and motivation of Reuters journalists around the world remain a great inspiration to me. More generally, it is the diversity, intelligence, compassion and determination of our people that make my job as CEO so personally rewarding.

Tom Glocer
CEO

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

06	Our strategy

Our mission is to make Reuters the leading
provider of content and transaction services,
trusted by customers from the individual to
the most sophisticated institution.
As we move from restructuring to growth, our
aim is to deliver the shareholder value that we
believe the company is capable of generating.
We are doing this in two ways:

1. Growth
We are growing our revenues faster, both within
our core business and through our Core Plus initiatives.
In the medium term we plan to deliver strong,
sustainable revenue growth, assuming continued
growth in the financial services industry.

Core Steady improvement in our next-generation products is helping us to attract new users, particularly among institutional investors.		Core Plus We have started to see new revenues come through from the portfolio of Core Plus projects we put in place to capitalise on four high-growth market areas.		Revenue growth targets We expect our core business to grow at least as fast as the market. In addition, we have targeted new revenue from our Core Plus initiatives.

Core products		Market areas		Targets
•	Reuters 3000 Xtra	•	Electronic trading	•	1 percentage point of new revenue
in 2006 (exceeded)
•	Reuters Knowledge	•	High-value content
				•	2+ percentage points of new revenue
•	Reuters DataScope real-time	•	New enterprise services		in 2007
and reference datafeeds
		•	New markets	•	3 percentage points of new revenue
•	Reuters Trader				in 2008

•	Reuters Wealth Manager

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Business review	07

2. Simplification
We are becoming stronger, more competitive and more efficient as we continue to simplify our organisation. We are working hard to deliver better products and better customer service.

We are doing this by		Customer satisfaction	Customer satisfaction
•	Changing the way our product	We measure customer satisfaction through
	development teams work	a bi-annual survey of over 12,000 financial
markets customers. Satisfaction has
•	Simplifying our product delivery	increased over the last three years, with
	infrastructure and making it	customers seeing particular improvements in
	more robust	the quality of our training, support and	Calculatd on a 100-point scale
account management.
•	Transforming the way our content
	is created, collected and processed	Projected cost savings
As we continue to implement these
•	Modernising our customer	initiatives, we expect them to deliver
	administration systems	annualised cost savings reaching £150 million
by 2010.

For more information about our strategy, including details of our Core Plus initiatives, see ‘Company information’ on pages 44–51.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

08	Our performance

In 2006 we achieved our immediate
goal of restarting revenue growth.
Our Core Plus initiatives outperformed
their target.

Revenue £m	Operating profit, trading profit and margins* £m	Profit for the year £m

Our 2006 revenue grew by 6.5% to £2,566 million. Acquisitions, mainly Telerate, contributed 1.4 percentage points of growth. Exchange rate movements accounted for 0.3 percentage points. Excluding acquisitions, disposals and currency, revenue grew by 4.8% . 1.3 percentage points of this growth came from Core Plus, ahead of our target.	Our operating profit rose to £256 million in 2006 (operating margin 10%), an increase of £49 million over 2005 (operating margin 9%). Trading profit declined to £308 million (trading margin 12%), down £26 million over 2005 (trading margin 14%). This included £77 million of net new investment in Core Plus, partly offset by revenue growth.	Our 2006 profit was £305 million, a decrease of £177 million over the previous year. 2005 profit was boosted by profits of £191 million from the disposal of Instinet Group.

Earnings per share (EPS) and adjusted EPS* pence	Dividend pence	Net cash flow from continuing operating activities and free cash flow* £m

Our reported EPS was 23.6p in 2006, down 9p from the previous year, reflecting lower profits on disposals than in 2005 (when we disposed of our Instinet stake). Adjusted EPS was 17.1p in 2006, up 3.3p from the previous year. This reflected lower restructuring charges and fewer shares in circulation due to our share buy-back programme.	We increased our total regular dividend by 10%, the first increase since 2000, reflecting our growing confidence in future business performance.	Our net cash flow from continuing operating activities increased by £8 million to £258 million. Free cash flow was £225 million, an increase of £137 million, as our cash restructuring charges fell and we improved our working capital management.
*	For definitions of trading profit, trading margin, adjusted EPS and free cash flow, see page 54.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Business review	09

Operating highlights
•	Revenues growing ahead of target

•	New Core Plus initiatives making good progress

•	FXMarketSpace joint venture underway

•	Opening of Beijing development centre

•	Sale of Factiva stake to Dow Jones completed

•	Application Networks acquired to broaden our risk management product line

•	First Innovation Programme projects launched

For more information about FXMarketSpace, our Beijing development centre, the sale of our Factiva stake and our Innovation programme, see ‘Company information’ on pages 44–51.

For more information about our acquisition of Application Networks and our financial performance, see ‘OFR’ on pages 54–72.

*	Operating margins are expected to perform similarly but will be subject to additional impact from factors that cannot be predicted such as fair value movements in embedded derivatives. (See description of ‘trading margin’ on page 54.)

2007 outlook
We expect to deliver underlying revenue growth of 6% or better in 2007. This is in line with our plan to deliver strong, sustainable revenue growth in the medium term, assuming continued growth in the financial services industry. Trading margins are expected to increase to 13–14% in 2007, putting us on track to achieve our medium term trading margin target of 17–20%*. We will also keep capital expenditure in 2007 at similar levels to 2006.

We will actively manage our capital structure to maintain a strong investment grade rating of BBB+/Baa1 and, to the extent that we generate cash surplus to our needs, we will continue to seek to return that cash to shareholders. Based on current investment plans, we expect to increase our share buy-back during 2007 to £400–£425 million, which includes the £250 million remaining of the £1 billion buy-back announced in July 2005. In future, share buy-backs will be considered periodically, based on business performance, investment opportunities and the BBB+/Baa1 ratings target.

Shareholder returns
£661m
returned to shareholders in 2006 via buy-backs and dividends.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

10	Our markets

Over 90% of our revenue comes from
serving the rapidly evolving financial services marketplace. Our news and information reach one billion people every day.

Our markets
More than 90% of our revenue comes from serving the rapidly evolving financial services marketplace, which includes investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders.

The innovative financial markets are experiencing rapid structural change. We are adapting to meet their increasingly complex and time-sensitive demands.

The media markets are also undergoing dramatic change. We are well-positioned to address these marketplace dynamics with our recent innovations in user-generated content, including blogs, and our work to reach the next-generation of media consumers through new digital platforms such as mobile phones, online video and interactive television.

Key market trends
•	Market structures are continuing to evolve: foreign exchange is set to shift towards an exchange-traded model; bank and exchange consolidation is ongoing.

•	The rise in electronic trading is set to continue in 2007 and beyond.

•	The financial services industry is developing increasingly complex, highly structured financial products.

•	The hedge fund industry is expected to continue its growth and remain important to the financial markets ecosystem.

•	Wealth management is the fastest- growing segment of the financial services marketplace.

•	Financial information technology spending is expected to continue rising in 2007.
•	New market regulations such as the Markets in Financial Instruments Directive (MiFID) in the EU and Regulation NMS in the US are creating requirements for more extensive disclosure of prices.

•	Traditional media companies are embracing user-generated content and online social networks as new ways of engaging with their audiences.

•	Online audiences and advertising revenues are growing rapidly, rivalling traditional media.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Business review	11

Our market share in financial markets
Each year, we publish findings from our market size and share study. This study looks at the £6 billion global market for financial information and services in which our business operates. 80% of our revenues are covered by the study.*

Our market share by revenue in this market increased by one percentage point in 2005 to 27%, level with Bloomberg, our main competitor in the desktop products business. This share gain was largely driven by the acquisition of Telerate in June 2005. Analysis of our market share for the full year 2006 is being finalised and will be published in April 2007.

As a result of our Core Plus strategy, which is taking us into new markets, our addressable market is expected to expand from £6 billion to £11 billion per year.

Our market share in consumer media markets
Over the last two years our reuters.com family of websites has attracted a growing number of users worldwide and now reaches 16.6 million visitors per month. Currently, our largest audiences are in the US and the UK. Our website ranking in the financial information category as measured by Nielsen//NetRatings in the US improved from 8th to 5th (based on the number of unique visitors) between 2005 and 2006. Our website ranking in the Business News/Research category as measured by comScore Media Metrix in the UK improved from 6th to 4th between 2005 and 2006.

US visitors to Reuters websites (millions)

*	Excludes Media revenues, recoveries and some Enterprise revenues.	For more information about our markets, see ‘Company information’ on pages 44–51.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

12	Our resources

Our people, our
brand and our
content are key to
our ability to deliver
on our strategy.

Employee engagement %

Distribution of employees by region

This page: Running barefoot,
South Africa’s Dina Phakula
sprints ahead of the
competition at the 2006
Commonwealth Games.
(Photographer: Andy Clark)

Our people
We seek to attract and retain talented people who are knowledgeable about the markets we serve, customer focused, adaptable and committed to learning and development.

Our diverse employee base, comprising over 100 nationalities, reflects the different cultures and markets we operate in and contributes innovative ways to serve our wide range of customers.

As we have focused on making our products more competitive and extending our content, we have built up our development and content management centres in Bangkok, Beijing, Bangalore and Singapore. 30% of our employees are now based in Asia.

We carry out an annual employee engagement survey. The results of our most recent survey (November 2006) showed year-on-year improvements across all the categories that make up our employee engagement index (leadership, customer orientation, performance, employee commitment and career development). Employees are given objectives which are aligned to the company’s goals.

Performance against these objectives is rewarded through the performance-related elements of remuneration such as bonuses and equity in the company. Employee turnover for our highest performers remains below the 3.5% target we have set.

Our brand
Our brand is a powerful asset, ranked as a Top 100 Global Brand by Interbrand. The essence of our brand is Trust. Strong brands attract customers and help to drive financial performance. As an organisation and as a brand, we are aligned to deliver consistently on the Reuters Trust Principles of independence, integrity and freedom from bias. For more information on how these principles inform our approach to doing business, see ‘Our commitment to ethics and compliance’ and ‘Corporate responsibility’ on pages 48-50.

Our content
Reuters runs the world’s largest multimedia news operation, employing 2,400 journalists who produce 250,000 news stories in 19 languages, 40,000 pictures and over 4,000 video stories each month. We also supply the data that powers the financial markets. We offer insight into the markets by creating polls, analytics, indices and composite prices. We aggregate price information collected from contributors for many asset classes and we distribute trade data published by exchanges and other trading venues.

We add unique value to all this content by organising and labelling it within our data model, a framework which makes it easy for our customers to use the data within their own software applications.

For more information about our people and our content, see ‘Company information’ on pages 47–48 and ‘OFR’ on pages 58–59.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Our challenges	Business review	13

Our ‘risk radar’, reviewed by the
Board, captures key external and
internal risks that could affect Reuters
ability to reach its full potential and
the actions and plans in place to
mitigate them.

Risk	Impact	Action

Financial markets are cyclical.	Downturn in the financial markets could make it more difficult for us to achieve our financial goals.	•	Diversify revenues through emphasis on Core Plus.
		•	Prioritise initiatives that help customers achieve greater efficiency through business automation.
See ‘Strategy’ on pages 44–45; ‘Enterprise division’ on page 61.

The financial services industry is undergoing rapid structural and regulatory evolution.	We need to keep pace with structural changes if we are to maintain a strong market position.	•	Continue to develop Core Plus electronic trading initiatives.
		•	Implement services which address MiFID and Reg NMS requirements.
		•	Monitor industry shifts closely.
		•	Engage with customers’ strategies and ensure our own strategy remains aligned with theirs.
		•	Launch FXMarketSpace with CME.
		•	Experiment with new business models within our Innovation portfolio.
See ‘Markets’ on pages 45–47; ‘Divisional performance’ on pages 58–62; ‘Strategy’ on pages 44–45.

The integrity of our reputation is key to our ability to remain a trusted source of news and information.	We need to protect our brand in order to sustain our credibility as a neutral supplier of content.	•	Set appropriate ‘tone at the top’ from senior management.
		•	Provide training on ethics and Reuters Trust Principles.
		•	Enforce clear accountability.
		•	Ensure regular Board review.
See ‘Corporate governance’ on pages 22–23; ‘Our commitment to ethics and compliance’ on pages 48–49; ‘People’ on pages 47–48.

Our customers demand high levels of service to help them perform effectively.	We need to anticipate and respond to our customers’ needs if we are to improve our competitiveness.	•	Measure and monitor service levels.
		•	Execute service improvement and content quality plans.
		•	Continue to promote a service-driven culture.
		•	Complete investments in data centre and capacity improvements.
See ‘Strategy’ on pages 44–45; ‘People’ on pages 47–48.

We currently have both revenue growth and simplification programmes underway.	We must ensure that we can resource and complete both revenue growth and simplification initiatives so that we can achieve our financial targets.	•	Monitor progress closely at Board and Group Leadership Team level (GLT).
		•	Prioritise resources for strategic programmes.
		•	Monitor the changing nature of our business by using fewer, larger processing venues.
See ‘Corporate governance’ on pages 22–23; see ‘People’ on pages 47–48.

Continuing to drive cultural change and attract and develop talented individuals is key to our success.	Without the necessary skills and a faster, more responsive company culture, we will find it difficult to achieve our corporate potential.	•	Keep the hiring and development plans in focus.
		•	Monitor our performance, employee demographics and turnover.
		•	Align achievement of organisational objectives more closely with remuneration.
See ‘People’ on pages 47–48; ‘Corporate governance’ on pages 22–23; ‘Remuneration report’ on pages 29–34.

For more information about our approach to managing risk, see ‘Statements of directors’ responsibilities and compliance’ on page 41.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

14	Chairman’s statement

The continuous and rapid evolution of our markets means we must become even more agile to sustain a competitive edge.

When change is a constant, adaptability carries a premium. A stronger Reuters has emerged from a period of fundamental change – in our products, in how we serve our customers and in how we are organised. But the continuous and rapid evolution of our markets means we must become even more agile to sustain a competitive edge. Greater focus and radical simplification are crucial objectives for 2007. I am confident that Tom Glocer and his team, in partnership with the Board, will address these challenges efficiently.

In the same way companies must evolve with their markets, business must evolve with society. Globalisation has driven unprecedented wealth creation, but not without a price. Political, economic, social and environmental imbalances threaten global stability, and the very conditions that have allowed global business to flourish.

Society expects business to assume greater responsibility towards people and the communities in which it operates. It is entitled to expect business leadership that combines optimum returns for shareholders with responsibility for social and environmental performance. Companies are unlikely to succeed if society fails.

The Board must bring an external perspective to the company. To do so, the Board must reflect the diversity of the society in which the business operates. I am proud of the range of experiences and backgrounds represented on the Reuters Board. In 2006 we announced that Nandan Nilekani, CEO of Infosys, would join the Reuters Board in January 2007.

Equally, the Board must continually scan the external horizons. In 2006, the Board and executive management met in Palo Alto, California to gain a first-hand understanding of new technology trends and evolving business models. High-performing boards need to evaluate their own performance. Last year we completed a comprehensive Board effectiveness review, and implementing the recommendations is an important objective for 2007.

The Reuters Trust Principles are at the heart of our responsibility to society. They commit us to independence, integrity and freedom from bias in the gathering and dissemination of news and information. Guided by these principles, I am confident we can provide the growth our shareholders expect, and fulfil the role society demands. They also attract and motivate the outstandingly talented people we need to build our future.

Niall FitzGerald
Chairman

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Business review 15

The speed of change

Being on top of and responding to fast-paced change requires agility and imagination.

This page: The space shuttle Discovery sits on the launch pad at The Kennedy Space Center. (Photographer: Rick Wilking)

Back to Contents

16	Speed of change in the financial world

13 July 2006

Speed is the hallmark of today’s global financial markets. Driven by new trading technologies, new regulations and rapidly shifting market structures, markets are creating and consuming more information at an ever-increasing rate.	Rising tension in Middle East The first rocket attacks on the Israeli city of Haifa heighten fears about global security and energy supply.	Reuters is first with the news The story spreads across our networks to trading rooms worldwide; markets react swiftly.

Back to Contents

Business review	17

Crude oil prices soar Oil surges to a high of $78 a barrel on worries about supply disruptions.	Stocks fall while bonds rise Stock markets around the world rapidly begin to slide as ‘safe haven’ assets such as US treasury bonds climb.	Pump prices increase Fuel prices in several European countries are driven to record levels.

Back to Contents

18	Speed of change in the media world

	05.45	a Reuters journalist

	by the earthquake that

	Muzaffarabad,

widespread destruction

Reuters newsdesk		06.03	images of

in India	06.30	an image appears on

06.42	a Canadian blogger questions

	is reaching the

	blogs appear

	concerns over the

	Kashmir	08.15	Reuters

	minister asking

reconstruction costs a

08.45	the story is reported

	in newspapers and online, and

	is broadcast worldwide.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Business review	19

takes photos of children orphaned

devastated the city of

demonstrating the

05.51	the photos arrive at

children appear on a website

22 sites globally

the speed at which the aid

victims of the disaster	08.03	six more

expressing their

humanitarian crisis in

quotes a Pakistani

for an extra $800 million to cover

year on from the earthquake

As the commingling of professional and amateur content re-shapes the media world, Reuters journalists continue to bring something extremely important to each story they cover. They sift through the facts, provide perspective and give context. They are committed to an editorial code and brand that stand for independence, integrity and freedom from bias.

“We can see that the pipe of news content is now flowing in both directions. It ought to be possible to integrate professional journalism with user-generated content in a valuable way for our audiences.”
Tom Glocer, CEO, Reuters

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

20	Speed of change in Reuters

And to keep ahead of the game we have to transform ourselves constantly. This requires bold thinking and smart execution.

Nandan M. Nilekani, CEO, Infosys and Non-executive director, Reuters, gives his perspective on the opportunities and challenges presented by globalisation.

Over the last few years, Reuters has simplified and refocused its business. It has opened content centres in Bangalore and Gdansk. It has shifted development to Bangkok and Beijing. And it has increased its focus on growth markets such as India, China, the Middle East and Eastern Europe.

Opposite page: A bird flies
past a giant globe-shaped
building in Shanghai, China.
(Photographer: Aly Song)

Global markets, global talent
Developing countries have become more credible players in the global economy, together contributing more than half the global gross domestic product. It is a much larger economic world, with more places to do business, and also more competition.

In addition to new customers, there is a new pool of skilled workers in emerging economies. Ten years ago, few of these groups were part of the global workforce. The global distribution of revenue (customers) and costs (talent) is changing, and companies have no choice but to hire a more diverse, global workforce. This will be easier because the world is increasingly wired.

Increases in technology and regulations
As the cost of technology has plunged dramatically, its usage has soared. Emerging nations are leaping past the 20th century and landing squarely in the 21st. In four years, China will have more broadband connections than there are US households.

As large new populations gravitate toward the information highway, there are new expectations for information security and privacy, cutting across geo-political boundaries and leading to a plethora of regulation. High-profile regulations such as Markets in Financial Instruments Directive (MiFID) in Europe and Regulation NMS in the US will bring about sweeping change in the way companies like Reuters look at their business models and revenue streams.

These changes will require bold thinking and smart execution to operate successfully in the years ahead.

Together, these trends – emerging economies, shifting demographics, increasing technology and proliferating regulations – are flattening the business landscape.

New challenges
Most companies now recognise the new challenges arising from these trends: in particular, the increasing competition, especially from industries and geographies previously considered insignificant.

Reuters trading business is facing challenges from competition and changes in business models. Exchanges are being ‘democratised’, with regulation levelling the playing field, making location almost irrelevant. In the US, market regulations are driving some investors to other continental exchanges, causing a structural shift in revenues. In addition, as the types of instruments traded on exchanges rise and transactions across countries and markets rise, there is a need for new kinds of information, tools and solutions.

Progressive, innovative companies are adopting new strategies to address such new opportunities and challenges. I believe that companies who want to win in this flattening world must shift their operational priorities to make the most of the new opportunities available to them.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Business review	21

Operational shifts
Reuters has already taken significant steps in this direction. It is moving software development to Bangkok and Beijing, working to consolidate data centres from 250 down to 10 by 2010, and planning to move to a common technology platform. It is increasing capacity and efficiency through new content management centres in Bangalore and Gdansk.

Further, by focusing on the needs of markets such as India, China, the Middle East and Eastern Europe, Reuters is ensuring that it stays relevant to these growth markets.

These operational shifts are positioning Reuters well for future growth and profitability. Reuters DataScope products, which enable computers to use real-time information for algorithmic trading, are an example of innovative use of technology to meet the needs of the more demanding financial services industry.

As its current IT-related initiatives evolve into comprehensive global sourcing capabilities, Reuters will benefit from improved cost and efficiency. With the increase in competitive intensity, the ability to respond quickly to changing customer behaviour will rise correspondingly. Companies have to focus on drawing market and operational insights from information collected from their operations and those of their partners.

Accessing the global talent pool
Equally important, its recent global initiatives also enable Reuters to access the global talent pool. This last point is especially important as industry after industry has shown that as global locations (such as Asia) become global operations centres for certain activities and functions, a greater proportion of the innovation comes from the same regions. Investment in global talent pools today paves the way for tapping them for product and process innovation in years to come.

As markets become increasingly price-driven, rapid innovation is the key to customer loyalty.

Reuters has made substantial strides in becoming more focused and efficient. The global trends driving the business world are still in full swing. Over the next few years, as these trends further affect the business landscape, only companies that shift their operational priorities will win in the flat world.

Rapid
innovation
is the key
to customer
loyalty.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

22	Interview with the Chairman

The strength of the Group’s corporate values, its reputation and its ability to deliver a successful business depend in
part on the effectiveness of its corporate governance system.

The Role of the Board – Niall FitzGerald, Chairman, in discussion with Rosemary Martin, Reuters General Counsel and Company Secretary

Rosemary: Niall, when you became Chairman of Reuters in 2004 you proposed a set of principles to guide the Reuters Board. Why did you do that and what are they?

Niall: The Board needed to refine how it worked together. The company was in transition from survival to restructuring, and preparing for a new phase of growth. Board membership, style and focus needed to change to be responsive to the challenges ahead. We needed a dialogue around the Board table about our role and how we could work together more effectively. We agreed some working principles, such as limiting formal presentations and our desire for short and sharp Board papers. We needed our time and energy deployed on a few forward-looking issues of real substance.

Rosemary: You say the principles are not a strict set of rules and yet you are adamant that Board papers are kept concise and that Board time is not consumed by formal presentations. Why is this so important to you?

Niall: Board time is limited and we have to use our time smartly. Formal presentations constrict dialogue and put walls around an issue. The deal is that executives and advisers coming to a Board meeting can assume that the Directors have done their pre-reading and therefore there is no need to go over the background and the facts. These are communicated in advance of the Board discussion. It is good discipline to be concise, distilling issues to their essence. No guff. Just the issues.

But we can do better, so this year we’ve been working on improving the quality of information that the Board receives, in part in response to comments in the 2005 Board effectiveness review. We’ve refined the monthly performance report to make it less dense, more sharply focused and forward-looking. We still have some way to go.

Rosemary: Looking back over 2006 what would you say were the main areas of attention for the Reuters Board?

Niall: In 2006, beyond ‘business as usual’ items such as monitoring financial and operational performance, succession planning and approving the budget and plan for the year ahead, we focused on a number of significant initiatives. These included the creation of FXMarketSpace, acquisition of Application Networks Inc, disposal of Reuters interest in Factiva and negotiations with the trustees of Reuters two UK final salary pension schemes to substantially fund the pension deficit. We also examined our preparedness for any significant interruption to business, such as a flu pandemic, and reviewed an incident in which Reuters inadvertently published a photograph that had been digitally manipulated by a freelance photographer working for us in Beirut.

The Audit Committee was very busy with Sarbanes-Oxley and preparations for compliance with section 404 of the Act. They briefed the full Board regularly.

In June the Board met in Palo Alto, California to discuss strategy. Stepping outside our norms gave us the chance to spend more time with the executive management team and together consider new developments in technology and business models. The visit reinforced the importance of continuous innovation and creative partnerships. As Asia is a growing source of technological innovation, and we are focused on growing our business across this region, the Board is planning to visit Asia during 2007.

Rosemary: This leads us to the question of how you ensure the Reuters Board has the right mix of Directors to lead Reuters in the first decade or so of the 21st century?

Niall: I chair the Nominations Committee which includes Dick Olver and Ian Strachan. We meet to review the structure, size and composition of the Board. We have a view as to the ideal blend of experience and expertise. These include financial services, technology, media, government and regulatory affairs, general commercial acumen, a mix of geographic experience, knowledge of Reuters industry sectors and an understanding of our customers.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Governance	23

“Good governance should be a powerful fuel for growth. I want Reuters to use the principles of good governance in this way.” Niall FitzGerald

We identify which specific skills and experiences individual directors have and we look for any gaps. In 2005 we agreed it would be advantageous to add a Director who is currently a chief executive and with extensive knowledge of business in Asia and of technology. We were delighted when Nandan Nilekani, one of the founders of Infosys, agreed to join Reuters Board from 1 January 2007.

In addition the Nominations Committee has to ensure there are robust succession plans for Board Committees. During the year Dick Olver said he wanted to step down from the chairmanship of the Audit Committee, a role he filled with distinction since 2000. I discussed with Board colleagues the appointment of Lawton Fitt as his successor and this was unanimously approved by the Board in October. Continuity will be provided as Dick will remain a member of the Audit Committee. He is also remaining Reuters Senior Independent Director.

Rosemary: What about succession planning for senior executive roles during 2006? There have been several changes in the senior executive team in the last year. What is the Board’s role in relation to this?

Niall: It’s the Chief Executive’s responsibility to ensure the best senior executives are appointed to help him manage the company’s business. For many roles the talent already exists within our ranks – for example, it was pleasing to see the promotion of Mark Redwood to become

Head of the Sales & Trading Division, Michael Peace to Head of the Research
& Asset Management Division and David Schlesinger to Editor-in-Chief. It is also important to bring in new talent to the firm.

Last year Stephen Dando joined as Group HR Director from the BBC, Roy Lowrance as Chief Technology Officer from Capital One, Gerry Campbell as Global Head of Search and Strategic Development from AOL, and Lee Ann Daly as Chief Marketing Officer from ESPN. In March, David Craig joined us from McKinsey as Group Strategy Director.

The Board’s role is to oversee the quality of management and the processes for finding and developing outstanding talent. We do that by meeting regularly with managers below Board level and by reviewing twice a year the succession plans and talent management process. In 2006 it was agreed that Board members would each mentor one or more high-potential executives.

Rosemary: One of the principles that you have articulated for the Board is the requirement to maintain “a governance framework that facilitates substance and not merely form”. What do you mean by this?

Niall: ‘Governance’ is much discussed but often poorly understood. The directors must act in the long-term interests of shareholders. We will not be serving our shareholders well if we become myopically focused on governance in a ‘box ticking’ way and fail to look at the wider picture of how to capture and build sustained shareholder value. We need to use sound governance tools –proper internal controls and processes, a full understanding of risk, a rigorous approach to performance management, insistence on transparency and integrity – to help us create a high-performing company. Good governance should be a powerful fuel for growth. I want Reuters to use the principles of good governance in this way.

Rosemary: One final question: at the end of 2006 the new Companies Act was introduced in the UK. Although it will take a while for the new law to be implemented in full, do you see it as requiring any major changes to the way Reuters Board operates today?

Niall: I have no doubt a great deal will be written and spoken about the implications of the new Companies Act for UK companies. There has already been much discussion about the new requirement for directors to have regard in their decision making to such things as the impact on the environment and the interests of employees. All well-run companies focus on these and other issues which are key to sustainable business performance. The Companies Act is about codifying existing best practice into law. Provided it is applied sensibly, little will change inside the boardrooms of high-performance companies. But let’s see what happens – and please, no more boxes to tick!

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

24	Note to the Board

From the Chairman’s note
to the Board
20 September 2004

We must be clear and agreed on the role of the Board. It is a unitary Board with one group sharing common objectives and united in purpose. The Board does not run the business but reviews how the business is run.

It does this by:
•	Agreeing the strategic framework and keeping it under vigorous review

•	Monitoring the implementation of strategy through the operational plans

•	Focusing on long-term sustainable value creation

•	Safeguarding the longer-term values of the company, including the brand and corporate reputation

•	Overseeing the quality of management and how it is maintained at world class levels

•	Maintaining a governance framework that facilitates substance and not merely form

•	The over-riding theme of the Board should be profitable growth within an acceptable risk profile

The Chairman’s role is to lead the Board in a manner that allows the CEO to run the company effectively. This demands skilful motivation and management of the board to build a cohesive team. The Chairman must support and counsel the CEO and be the ultimate judge as to his effectiveness.

This requires the correct balance between detachment – thereby avoiding interference – and being sufficiently engaged and informed to know when to intervene. The Chairman and CEO must work on a basis of trust, mutual respect and understanding.

Content
The Board agenda must reflect its role. This will require at each meeting:
•	Report on operational and financial performance and progress against plan

•	Update on markets, competitors, customers and investors

•	Progress on strategic issues

•	Developments on important people issues

•	Review in depth one key strategic issue

•	Short presentation from one senior/high potential leader

•	Other matters that the CEO believes needs the engagement of the Board

Periodically the Board will discuss:
•	The strategic framework

•	The brand

•	The principles

•	People and succession plans

•	Longer-term scenario development

•	Reports from audit and remuneration committees

•	Assessment of its own performance
Information to the Board will be:
•	Timely – a week prior to the meeting

•	Concise – exceeding two pages by exception

•	Open and transparent

We will work on the assumption that all papers have been read and use our time for debate and discussion. Formal presentations to the Board will be rare and usually preceded by a background paper. At the end of each Board meeting we will spend five minutes to review the effectiveness of the meeting.

Style
Board members should not intrude on the management of the business but must ensure that they are adequately informed to judge when intervention may be needed. Our discussions should always be open, candid and trusting. We must be prepared to challenge, confront, disagree, and probe, but always in a way that is constructive and supportive of the business agenda. Nothing should be left unsaid within a team that is committed to team success. Consistent high quality communication between the Executive and the Board is essential.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Board	Governance	25

01

02

03

04

05

06

01 Niall FitzGerald, KBE
02 Tom Glocer
03 David Grigson
04 Devin Wenig
05 Lawton Fitt
06 Penny Hughes

07

08

Nominations Committee
Niall FitzGerald, Chairman
Ian Strachan
Dick Olver

Audit Committee
Lawton Fitt, Chairman
Dick Olver
Ken Olisa
Nandan Nilekani

Remuneration Committee
Ian Strachan, Chairman
Penny Hughes
Ed Kozel

09

07 Ed Kozel
08 Sir Deryck Maughan
09 Nandan Nilekani
10 Ken Olisa
11 Dick Olver
12 Ian Strachan

For biographies of our directors, see pages 26–27.

10

11

12

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

26	Directors and senior managers

The directors and senior managers of Reuters Group at 9 March 2007 are:

Name	Position	Position held since

Directors

Niall FitzGerald, KBE	Chairman, Director	2004; 2003

Thomas Glocer	CEO; Director	2001; 2000

David Grigson	CFO; Director	2000

Devin Wenig	COO; Director	2006; 2003

Lawton Fitt	Director	2004

Penelope Hughes	Director	2004

Edward Kozel	Director	2000

Sir Deryck Maughan	Director	2005

Nandan Nilekani	Director	2007

Kenneth Olisa	Director	2004

Richard Olver	Director	1997

Ian Strachan	Director	2000

Senior managers (Group Leadership Team)

Chris Ahearn	President, Reuters Media	2002

John Alcantara	Global Head of Service Operations	2005

David Craig	Group Strategy Director	2007

Lee Ann Daly	Chief Marketing Officer	2007

Stephen Dando	Group Human Resources Director	2006

Joerg Floeck	Managing Director – Europe, Middle East & Africa	2006

Christopher Hagman	Managing Director, Global Sales & Service Operations	2001

Alex Hungate	Managing Director, Asia	2006

David Lister	Chief Information Officer	2004

Roy Lowrance	Chief Technology Officer	2006

Rosemary Martin	General Counsel and Company Secretary	2003; 1999

Peter Moss	Global Head of Enterprise Solutions	2003

Michael Peace	Global Head of Research & Asset Management	2006

Mark Redwood	Global Head of Sales & Trading	2006

Jon Robson	President, Focus Group Accounts and President, Americas	2006

David Schlesinger	Editor-in-Chief	2007

Simon Walker	Director of Corporate Affairs	2003

Directors

Niall FitzGerald, KBE – Chairman
Chairman of the Nominations Committee. He is Chairman of the Nelson Mandela Legacy Trust (UK) and Chairman of the Board of Trustees of the British Museum.Niall co-chairs the Investment Climate Facility (ICF) for Africa and is a Trustee of the Leverhulme Trust. Niall chairs the International Business Council of the World Economic Forum and is a Member of the World Economic Forum Foundation Board. He is a member of various advisory bodies, including the President of South Africa’s International Investment Advisory Council, the Advisory Board of Tsinghua University and the Advisory Board of Spencer Stuart. He is a Senior Advisor to Morgan Stanley International. His past appointments include: Chairman of the Conference Board (2003–2005) and Co-Chairman of the Transatlantic Business Dialogue (2004–2005), Non-executive director of Merck (2000–2003), Ericsson (2000–2002), Bank of Ireland (1990–1999) and the Prudential Corporation (1992–1999), President of the Advertising Association (2000–2005). Age 61.

Thomas (Tom) Glocer – CEO
Previously CEO of Reuters Information (2000) and President and Senior Company Officer, Reuters America (1998–2000). Appointed CEO, Reuters Latin America in 1997 after serving in Reuters legal department from 1993. Formerly practised law in New York, Paris and Tokyo with Davis Polk & Wardwell. Member of the Corporate Council of the Whitney Museum, The Madison Council of the Library of Congress, the Leadership Champions Group (Education) of Business in the Community, The Advisory Board of the Judge Institute of Cambridge University and The Corporate Advisory Board of the Tate. Former Non-executive director of Instinet Group. Age 47.

David Grigson – CFO
Joined Reuters in August 2000 from Emap PLC where he was Group Finance Director and Chairman of Emap Digital. He is a qualified chartered accountant. David sits on the Implementation Board and Culture Board of Legacy 2020. Formerly held senior finance roles in the UK and US at Saatchi and Saatchi PLC (1984–1989). Held a

number of financial positions at Esso UK (1980–1984). Former Non-executive director of Instinet Group and former Chairman of Radianz. Age 52.

Devin Wenig – COO
Previously President, Business Divisions (2003–2006). President, Investment Banking & Brokerage Services (2001–2003). Joined Reuters in 1993 as corporate counsel, Reuters America and held a number of senior management positions before being appointed President, Investment Banking & Brokerage Services in January 2001. Also a Non-executive director of Nastech Pharmaceutical Company and a former Non-executive director of Instinet Group. Age 40.

Lawton Fitt – Non-executive director
Chairman of the Audit Committee. Non-executive director of CIENA Corporation and Citizen Communications. Senior Adviser and Member of the Board of Advisers at GSC Partners. Director and Trustee of Reuters Foundation. Previously a Partner and Managing Director of Goldman Sachs Group Inc. Trustee of several not-for-

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Governance	27

profit organisations including contemporary arts centres in New York and Berlin. Former Secretary (Chief Executive) of the Royal Academy of Arts. Age 53.

Penelope (Penny) Hughes –
Non-executive director
Member of the Remuneration Committee. Non-executive director of The GAP Inc., Skandinaviska Enskilda Banken, Home Retail Group PLC, Molton Brown Limited and a Member of the Advisory Board of Bridgepoint Capital. Former President, Coca Cola Great Britain and Ireland. Former Non-executive director of Bodyshop International PLC (1994–2000), Enodis PLC (1996–2001), SC Johnson (2002–2004), web-angel (2000–2003), Trinity Mirror PLC (1999–2005) and Vodafone PLC (1998–2006). Age 47.

Edward (Ed) Kozel –
Non-executive director
Member of the Remuneration Committee. Chief Executive of Skyrider. Also a Non-executive director of Yahoo and NeTwork Appliance. Former Non-executive director of Cisco Systems Inc. (2000–2001), where he worked from 1989–2000 in a number of roles, including Chief Technology Officer and Senior Vice President for business development. Also a former Non-executive director of Tibco Software Inc. (2000–2001) and Narus Inc. (1999–2003). Prior to 1989 he worked with SRI International in California. Age 51.

Sir Deryck Maughan –
Non-executive director
Managing Director of Kohlberg Kravis Roberts & Co. and Chairman of KKR Asia. He was formerly Chairman and CEO of Citigroup International and Salomon Brothers Inc. He is a Non-executive director of GlaxoSmithKline plc and BlackRock Inc as well as serving on the Boards of Directors of Carnegie Hall, Lincoln Center and NYU Medical Center. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Age 59.

Nandan Nilekani –
Non-executive director
Member of the Audit Committee. Chief Executive of Infosys, a world leading provider of IT consulting and services, since March 2002. Nandan was one of the founders of Infosys and has served as a director of the company since 1981. He is a Member of the World Economic Forum Foundation Board, Vice-Chairman of The Conference Board, member of the National

Knowledge Commission (India), member of National Advisory Group on e-commerce, Co-Chairman of the IIT Bombay Heritage Fund and a Member of the Board of Governors of IIT Bombay. Former Chairman of the Government of India’s IT Task Force for the Power Sector, former Member of the sub-committee of the Securities and Exchange Board of India and former member of the Reserve Bank of India’s Advisory Committee on Corporate Governance. Age 51.

Kenneth (Ken) Olisa –
Non-executive director
Member of the Audit Committee. Founder and Chairman of Restoration Partners Limited and a Non-executive director of BioWisdom and Open Text Corporation. Former Chairman (2000–2006) and CEO of Interregnum plc, which he founded in 1992. He worked for Wang Laboratories (1981–1992) and was General Manager of Wang Europe, Africa and the Middle East (1990–1992). His career began at IBM (1974–1981). Former Non-executive director of various information technology companies and former Postal Services Commissioner. He is a Liveryman of the Worshipful Company of Information Technologists, a Fellow of the British Computer Society, Chairman of homeless charity, Thames Reach, a Governor of the Peabody Trust and a Director and Trustee of Reuters Foundation. Age 55.

Richard (Dick) Olver –
Non-executive director
Member of the Audit Committee; Member of the Nominations Committee and Senior Independent Director. Chairman of BAE Systems PLC since July 2004. He worked for BP PLC and was Deputy Group Chief Executive (2003–2004) and CEO of BP Exploration & Production Division (1998–2002) and former Deputy Chairman of TNK-BP in Russia. A Fellow of the Royal Academy of Engineering and a Member of the Trilateral Commission. A Guardian of New Hall School. Age 60.

Ian Strachan – Non-executive director
Chairman of the Remuneration Committee; Member of the Nominations Committee. Non-executive director of Transocean Inc., Johnson Matthey PLC, Xstrata PLC and Rolls Royce Group PLC. Former Chairman of Instinet Group, former Non-executive director of Harsco Corporation, Deputy Chairman of Invensys PLC (1999–2000) and

Chief Executive Officer of BTR PLC (1996–1999). Former Deputy Chief Executive Officer (1991–1995) and Chief Financial Officer of Rio Tinto PLC (1987–1991). Also a former Non-executive director of Commercial Union PLC (1991–1995). Age 63.

Senior managers

Chris Ahearn – President, Reuters Media
Chris joined Reuters in 2001 as Executive Vice President in charge of the Research & Advisory business. He was appointed to his current position in 2002. Prior to joining Reuters, Chris worked in investment banking at J.P. Morgan and Credit Suisse First Boston. He sits on the board of directors of Times Global Broadcasting Co. Limited, Pluck Corporation and The Kitchen. Age 40.

John Alcantara –
Global Head of Service Operations
John joined Reuters in 1986 after ten years at Cable & Wireless. John has held a number of product management and business management roles in Reuters. He was the Managing Director of Reuters Iberia and later Managing Director for Reuters UK and Ireland until 2005, when he took up his current role. Age 52.

David Craig – Group Strategy Director
David joined Reuters in March 2007 from McKinsey and Company, where he was both a Partner in the Global Business Technology Office and worked in the media team. He has extensive experience of working with clients across many industries, in particular wholesale and corporate banks and trading institutions, on strategy, information technology and operational performance improvement. Prior to joining McKinsey, David was a Senior Principal at AMS where he developed risk and trading systems. Age 37.

Lee Ann Daly – Chief Marketing Officer
Lee Ann joined Reuters in January 2007. She was previously Executive Vice President, Marketing for ESPN, Inc. Prior to joining ESPN, Lee Ann served in various management and planning roles at Ammirati, Puris/Lintas and Grey Advertising. She was co-founder and executive producer of an award-winning humour-based radio production company which directly serviced top brands and agencies. She was a Director and President of the Board of the American Marketing Association in New York. Age 45.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

28	Directors and senior managers continued

Senior managers continued

Stephen Dando –
Group Human Resources Director
Stephen joined Reuters in 2006 in his current role. Prior to joining Reuters, Stephen was Director, BBC People and a member of the BBC’s Executive Committee and Executive Board for five years. He held various appointments at Diageo over a 12 year period including Global HR Director, Guinness. Age 45.

Joerg Floeck – Managing Director,
Europe, Middle East & Africa
Joerg joined Reuters in 1990 and is based in Geneva. He has held various senior sales and general business management positions in Germany, Austria, Italy, United States and the UK before being appointed to his current post in June 2006. Prior to joining Reuters, Joerg worked in the financial industry, specialising in IT. Age 45.

Christopher Hagman –
Managing Director, Global Sales
& Service Operations
Christopher joined Reuters in 1987, based in Sweden, and held various senior sales and general business management positions in Sweden, the Netherlands and the UK before being appointed to his current post in April 2001. Christopher was appointed as a Member of the Executive Board of the Community of European Management Schools and International Companies in December 2005. Age 48.

Alex Hungate – Managing Director, Asia
Alex joined Reuters in a business development role in 1993. He started and managed New Media businesses in the early days of the World Wide Web. He went on to become co-CEO Reuters America, then President, Focus Group Accounts and most recently Chief Marketing Officer for Reuters. He took up his current role in January 2006. Prior to Reuters, Alex worked as a Media Analyst at Booz Allen & Hamilton. He graduated with High Distinction from Harvard Business School in 1993. He was a Board Director of Factiva until Reuters stake was sold to Dow Jones on 15 December 2006. Age 40.

David Lister – Chief Information Officer
David joined Reuters in 2004. Prior to joining Reuters, David held senior IT leadership roles at Boots Group, Glaxo Wellcome and Diageo after a period of management consultancy with Coopers &

Lybrand. He is a member of several IT professional bodies and consultative boards. Age 48.

Roy Lowrance –
Chief Technology Officer
Roy joined Reuters in 2006 as Chief Technology Officer, a role focused on developing competitive technology strategies that help to drive and support the company’s business strategies. Prior to joining the company, he held technology management positions at Capital One and Fleet Financial Group and was a partner at the Boston Consulting Group. Age 56.

Rosemary Martin – General Counsel and Company Secretary
Rosemary joined Reuters in 1997 as Deputy Company Secretary and became Company Secretary in 1999. Appointed General Counsel in 2003. Rosemary has been the Director of Reuters Foundation since 2000. Former Partner at Mayer, Brown, Rowe & Maw for nine years. Non-executive director of HSBC Bank PLC. Member of the UK Listing Authority Advisory Committee. Age 46.

Peter Moss –
Global Head of Enterprise Solutions
Peter joined Reuters in 1989, based in the UK, and held various product management, marketing, sales management, strategy and business management positions across Reuters before being appointed to his current post in September 2003. Before joining Reuters Peter worked in the information technology industry. Age 47.

Michael Peace – Global Head of Research & Asset Management
Michael joined Reuters in 1987 on the Management Graduate Development scheme and held a variety of sales, marketing and management positions in the UK, Europe, Asia and the US before being appointed to his current position in September 2006. Michael was Chief Executive of Lipper, a Reuters company, from 2001. Prior to joining Reuters, Michael held positions with Lloyds International Bank in Spain and as a sponsored undergraduate with Shell. Age 43.

Mark Redwood –
Global Head of Sales & Trading
Mark joined Reuters in December 2002 following the acquisition of AVT Technologies Limited, a specialist in FX trading technologies, where he was CEO. Prior to his current appointment, Mark was responsible for Reuters transactions services across all asset classes. Before founding AVT, Mark worked for JP Morgan in London from 1983 to 1989, where he held a number of trading positions in fixed income and exchange traded derivatives. Age 46.

Jon Robson – President, Focus Group Accounts and President, Americas
Jon leads Reuters business in the United States, South America and Canada, and has global business responsibility for Reuters largest clients worldwide. Before joining Reuters Jon worked at BIS Banking Systems (now Misys), Telerate and Dow Jones Markets. In 1997, Jon founded MoneyLine which acquired Telerate in 2001 to form MoneyLine Telerate, which was subsequently acquired by Reuters. Age 48.

David Schlesinger – Editor-in-Chief
David joined Reuters in 1987 as a journalist in Hong Kong after working as a teacher and a reporter for other publications. He ran Reuters editorial operations in Taiwan, China, the Greater China region and the Americas before becoming Global Managing Editor & Head of Editorial Operations in 2003. He took up his current role in January 2007. Age 46.

Simon Walker –
Director of Corporate Affairs
Simon joined Reuters in 2003. Prior to joining Reuters, Simon was Communications Secretary at Buckingham Palace, Director of Communications at British Airways PLC and special adviser to the Prime Minister in the Downing Street Policy Unit. Simon is a Trustee of the charity, UK-NZ Link Foundation, the UK Jamestown Foundation and a Member of the European Policy Forum’s Advisory Committee. He is a Director and Trustee of Reuters Foundation and a Member of the Better Regulation Commission. Age 53.

Susan Taylor-Martin stepped down as a member of the Group Leadership Team (GLT) at the end of 2006 to take up her new role as Managing Director and Senior Company Officer for UK & Ireland from 1 January 2007. Geert Linnebank also stepped down from GLT to take up his new role as Senior Adviser to the CEO with effect from 1 January 2007. David Craig joined Reuters as Group Strategy Director and a member of GLT in March 2007.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Remuneration report	Governance	29

Remuneration policy
The Remuneration Committee believes that Reuters remuneration policy should be market-competitive, business performance-related and supportive of shareholders’ interests. With these considerations in mind
•	The reward structure for executive directors is designed to attract, motivate and retain high-calibre individuals capable of successful leadership.

•	The Committee aims to ensure that the majority of executive remuneration is variable and performance-related with a significant portion linked to share price performance and delivered in shares.

This policy will apply in 2007 and is expected to continue in future years.

Remuneration Committee
The Committee is chaired by Ian Strachan and the other members are Ed Kozel and Penny Hughes. All members of the Remuneration Committee have been determined by the Board to be independent. The Company Secretary is secretary to the Remuneration Committee. The Committee met six times in 2006. All members were present at each meeting except Penny Hughes and Ed Kozel who were each absent from one meeting.

The Committee operates under formal terms of reference and under the powers delegated to it by the Board. The duties of the Committee include

•	determining the company’s framework of executive remuneration and its cost, having a pragmatic regard to the company’s position with respect to other companies;

•	determining, on the Board’s behalf, specific remuneration packages for each of the executive directors, the Chairman and such other members of the GLT as it is designated to consider;

•	recommending on the Board’s behalf, the ordinary remuneration of the non-executive directors (in respect of remuneration permitted to be set by the directors by the company’s articles of association) to be approved by the shareholders at the AGM;

•	determining, on the Board’s behalf, any other remuneration issues which affect the interests of shareholders, in particular remuneration or option plans using shares; determining the targets for incentives plans; determining the provision of benefits and settlement of other provisions under the terms of the service agreements or otherwise of executive directors where these are stated as being at the discretion of the Board; and

•	keeping apprised of and advising the Board of key changes in employee benefit structures with the Group.

The Committee’s terms of reference can be found at about.reuters.com/csr/corporategovernance/committees.asp

The Chairman ensures that the company’s principal shareholders are kept informed as to remuneration matters, as appropriate.

The Committee has appointed Towers Perrin to provide it with independent advice. Towers Perrin also provides industry and comparative salary data to Reuters management. The Committee has also consulted with the company’s Chairman and CEO (neither of whom has been present at any meeting to decide matters relating to their own compensation or contracts), and with the Group Human Resources Director and the Global Head of Performance and Reward.

Executive directors
There are four key elements of executive compensation.

•	Basic salary
•	Annual bonus
•	Awards under equity incentive plans
•	Pension and other benefits

The following bar chart shows the relative weight of basic salary, annual bonus and the expected value of equity incentive plans for each executive director in 2006.

As shown in the chart above, approximately three quarters of executive reward package is performance-related.

Basic salary
The main reference point in setting executive directors’ salaries is companies in the FTSE100 other than the five largest companies in this group and the five smallest. These companies have been selected to provide a stable comparator group which is relevant to the company’s position in the market. This group is reviewed annually to confirm its appropriateness.

Salaries earned in 2006 are shown in the table below:

2006
Salary
£000’s

Tom Glocer	842

David Grigson	469

Devin Wenig	454

Annual bonus
The Committee sets performance targets annually. Tom Glocer is entitled to a maximum bonus of 150% of base salary and David Grigson and Devin Wenig are each entitled to a maximum bonus of 125% of base salary. The executive directors’ annual bonus potential will remain the same in 2007.

For 2006, the performance targets were focused 80% on financial performance (trading profit1, revenue and free cash flow) and 20% on customer satisfaction measures. In February 2007, the Committee reviewed 2006 performance against the specified targets and determined that the executive directors had earned bonuses of 91% of bonus potential.

1 Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with Fast Forward and acquisitions, impairments and amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. Trading margin is trading profit expressed as a percentage of revenue.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

30	Remuneration report continued

The 2006 bonus awards are shown in the table below:

2006
Bonus
£000’s

Tom Glocer	1,149

David Grigson	534

Devin Wenig	516

For 2007, the performance targets will be focused solely on financial performance (trading profit, revenue and free cash flow). There is a profit threshold, based on trading profit, below which no bonuses will be paid. The Remuneration Committee reviews the business plan and establishes this threshold each year.

Equity incentive plans
Overview: Executive directors and other senior managers are entitled to participate in the share-related incentive schemes operated by the company as detailed below. The Committee reviews the schemes annually to ensure that they reflect best practice and are aligned to the company’s business plan.

The Committee has reconfirmed its 2005 decision to continue to operate the Long Term Incentive Plan (LTIP) and the Discretionary Share Option Plan (DSOP) for executive directors. Awards are subject to specific performance conditions. In 2006, the Committee decided to increase the proportion of performance shares and to reduce the number of share options awarded.

LTIP: Reuters has operated the current long-term incentive plan since 1998. Contingent share awards are made annually to executive directors and to those senior managers most accountable for corporate performance. Before 2006, the vesting of awards was based wholly upon Reuters Total Shareholder Return (TSR) relative to other FTSE100 companies.

Since 2006 half of the award has been based on Reuters TSR relative to other companies in the FTSE100 and half is based on the aggregate level of adjusted profit before tax (PBT)1 achieved over the three year performance period. These measures were selected because growth in profit is in itself a key element of the company’s long term strategy and relative TSR provides a market measure of the company’s success in delivering against its strategy.

TSR performance is measured independently prior to review by the Committee and the Committee annually reviews the comparator group. Whilst endorsing relative TSR as a measure, the Remuneration Committee recognises that Reuters does not fall naturally into any one of the existing FTSE industrial sectors. The Committee continues to believe that the FTSE100, rather than one individual sector or a bespoke peer group remains the most appropriate peer group for comparison.

In respect of the TSR performance test, no shares vest if Reuters TSR is below the median of the comparator group. At median, one third of the shares vest and for upper quartile performance all shares vest. There is proportionate vesting of awards if Reuters TSR falls between the median and the upper quartile.

Vesting of 50% of the LTIP awards is subject to the PBT test and depends upon the level of PBT achieved by Reuters over the whole of the performance period. The Remuneration Committee sets a range of PBT performance at the beginning of each performance period, taking into account the plans and prospects for the business and shareholder expectations. The minimum level, at which one third of the awards will vest, will be at least equal to the level which would be achieved with an 8% compound annual growth rate over the performance period.

The maximum PBT level at which all shares will vest, represents a challenging but potentially achievable target for the business. Shares vest on a proportionate basis if actual PBT falls between the minimum and maximum of the pre-set range.

The 2006 awards, which are subject to the performance conditions detailed above, for Tom Glocer, David Grigson and Devin Wenig were 500,000 shares, 200,000 shares and 250,000 shares respectively.

In 2007, the awards for Tom Glocer, David Grigson and Devin Wenig, which are also subject to the performance conditions detailed above, will be 500,000 shares, 200,000 shares and 300,000 shares respectively.

DSOP: A global discretionary stock option plan was adopted by the Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. Since 2004 participation has been confined to executive directors and members of the senior management team.

The Committee divides participants’ annual entitlements into two awards, normally made following the announcement of preliminary annual and half-yearly results.

As a result of changes made in 2006 (which apply to 2006 and future awards) options only vest to the extent that the following conditions are met over the three years following grant:

•	minimum 6% a year growth in adjusted EPS[2] will be required for 50% of options to vest;

•	9% a year growth will be required for 100% of options to vest;

•	between 6% and 9% growth options will vest on a proportionate basis.

Executive directors are only allowed to exercise 50% of the vested options after the initial three year period. The remaining options will only be exercisable, in two equal tranches, one and two years later.

The 2006 share option awards for Tom Glocer, David Grigson and Devin Wenig were 1,250,000 options, 500,000 options and 650,000 options respectively.

In 2007, the share option awards for Tom Glocer, David Grigson and Devin Wenig will be 1,250,000 options, 500,000 options and 750,000 options respectively.

All employee savings plans
Executive directors, in common with other employees, may participate in the company’s savings-related share option arrangements. For UK- and US-based employees this takes the form of a Save As You Earn plan. For the 2006 offer the fixed monthly saving amount was set at a maximum of £100 per month with a three year savings period.

Personal shareholding policy
The company’s personal shareholding policy requires each executive director to build and maintain a personal equity stake, worth twice his basic salary, within five years. All executive directors are above or are approaching this level of personal shareholding.

1 Adjusted profit before tax is calculated as profit before tax from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals and fair value movements.
2 Adjusted EPS is calculated as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, investment income, fair value movements, disposal profits/losses and related tax effects.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Governance	31

Performance graph
Reuters TSR for the five years to 31 December 2006 compared with the return achieved by the FTSE100 index of companies is shown below. As Reuters is a member of the FTSE100, the Committee believes it is the most appropriate market index for comparison.

The calculations assume the reinvestment of dividends.

Pensions
All executive directors participate in defined contribution pension arrangements.

Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary. He is entitled to a lump sum death-in-service benefit whilst in service of four times basic salary.

David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 24% of salary up to a cap of £108,600. He is entitled to a lump sum death-in-service benefit whilst in service of four times basic salary.

Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of $1 million.

Other benefits
Market practice non-cash benefits are provided to executive directors and the Chairman as shown on page 32. All executive directors receive a company car or an allowance and private healthcare benefits. Disability benefits are also provided to each executive director. Niall FitzGerald does not receive any death, disability or other benefits. Under the terms of Tom Glocer’s relocation agreement, Reuters provides accommodation in the UK and pays home leave expenses for him and his family.

Service contracts
The company’s policy is for executive directors to have service contracts with notice periods of not more than one year.

	Notice to be given	Date of service contract

Tom Glocer	By Tom Glocer:	23 July 2001
90 days without cause
30 days with cause

By the company:
30 days without cause
Immediately with cause

Devin Wenig	12 months	17 February 2003

David Grigson	12 months	21 June 2001

In each case the unexpired term of the contract is equivalent to the notice period.

In the event of company-instigated termination, amounts up to a maximum of 12 months’ salary, annual bonus and 12 months’ pension contributions are payable. In addition, in the event of a non-fault termination, Tom Glocer retains the benefit of any outstanding share plan awards as if his employment had not ceased. Tom Glocer and his family also retain the life assurance and private healthcare benefits provided by Reuters for one year following termination.

On a change of control of the company, all the executive directors are entitled to terminate their contracts on one month’s notice unless the acquiring party has, within three months of the change of control, agreed to adopt and uphold the Reuters Trust Principles (see page 146).

All executive directors have contractual terms that limit the ability of an executive director to work for a defined list of competitor companies for a period of time. These provisions are in place to protect intellectual property and commercially sensitive information.

Policy on external appointments
Reuters recognises that executive directors may be invited to become non-executive directors of other companies or to become involved in charitable or public service organisations and that these appointments can broaden the knowledge and experience of directors to the benefit of the company. Accordingly, it is Reuters policy to approve such appointments, provided there is no conflict of interest and the commitment required is not excessive.

Devin Wenig was the only executive director who received fees for an external directorship during 2006. He received fees of $20,250, 4,500 shares of restricted stock and 9,500 options in his capacity as director of Nastech Pharmaceutical Company.

Chairman and non-executive directors
The Chairman’s and the non-executive directors’ ordinary remuneration is proposed by the Board and approved by the shareholders at the annual general meeting (AGM). In determining appropriate fee levels, the Board has regard to the remuneration arrangements of chairmen and non-executive directors of other UK listed companies of a similar size and complexity.

As Chairman, Niall FitzGerald receives an annual fee of £500,000. This fee is fixed until 1 October 2007. The company does not provide a pension contribution to him.

Non-executive director appointments are detailed on page 38. Niall FitzGerald and the non-executive directors have letters of engagement rather than service contracts. None is eligible to participate in executive share plans.

Current annual fee levels in respect of the non-executive directors are shown in the table below:

	2006
	Fees
	£000’s

Basic	50

Senior Independent Director	5

Chairing the Audit Committee	15

Chairing the Remuneration Committee	10

Chairing the Nominations Committee	5	[1]

1	Niall FitzGerald has waived his £5,000 Nominations Committee chairman fee.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

32	Remuneration report continued

Directors’ remuneration for 2006 (audited)
The disclosures required by Part 3 of schedule 7A to the Companies Act 1985 (‘the auditable part’) are contained within the following sections of The Remuneration report.

									2006	2005

								Compensation
	Salary/							for Loss
	Fees		Bonus	Benefits	[1]	Allowance	[2]	of Office	Total	Total
	£000		£000	£000		£000		£000	£000	£000

Niall FitzGerald, KBE3&4	500		–	3		–		–	503	523

Lawton Fitt	53	[6]	–	–		35	[5]	–	88	75

Penny Hughes	50		–	–		–		–	50	50

Ed Kozel	50		–	–		35	[5]	–	85	80

Sir Deryck Maughan	50		–	–		20	[5]	–	70	14

Ken Olisa[16]	50		–	–		–		–	50	51

Dick Olver	68	[7]	–	–		–		–	68	70

Charles Sinclair[15]	N/A		–	–		–		–	N/A	55

Ian Strachan	60	[8]	–	–		–		–	60	246	[13]

Tom Glocer[14]	842		1,149	274	[9]	–		–	2,265	1,966

David Grigson	469		534	4	[10]	80	[10]	–	1,087	839

Devin Wenig	454		516	20	[11]	11	[11]	–	1,001	639

Total emoluments of directors[12]	2,646		2,199	301		181		–	5,327	4,608

Notes:

All amounts have been rounded up to the nearest thousand.

The following conversion rate was used: US$1.82: £1. This was the average rate in effect during 2006.

1	Items included under Benefits are those provided as goods and services received during the year.

2	Items included under Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.

3	Non-cash benefits received by Niall FitzGerald consist of chauffeur benefits of £2,120.

4	Niall FitzGerald has waived his £5,000 Nominations Committee chairman fee.

5	The £35,000 paid to Lawton Fitt and Ed Kozel and £20,000 to Sir Deryck Maughan represent travel allowances to attend UK board meetings.

6	Fees paid to Lawton Fitt include £2,154 in respect of her position as Chairman of the Audit Committee from 9 November 2006.

7	Fees paid to Dick Olver include £12,829 in respect of his position as Chairman of the Audit Committee until 9 November 2006, and his fee of £5,000 in respect of his position as the Senior Independent Director.

8	Fees paid to Ian Strachan include £10,000 in respect of his position as Chairman of the Remuneration Committee.

9	Non-cash benefits received by Tom Glocer included accommodation costs of £210,085, company car and healthcare benefits totalling £29,217, long-term disability insurance of £2,500, and family travel of £31,219.

10	Non-cash benefits received by David Grigson included healthcare benefits of £1,935 and long-term disability insurance of £1,400. Cash allowances consisted of a car allowance of £7,420 and a retirement allowance of £72,180.

11	Non-cash benefits received by Devin Wenig consisted of healthcare benefits of £19,757. Cash allowances consisted of a car allowance of £10,549. Devin Wenig’s salary is paid in US dollars and the total amount reflected in the table is contractually split between his role as executive director and Chief Operating Officer.

12	The total aggregate emoluments for the directors for the period 1 January 2006 to 30 December 2006 were £5.3m. The total emoluments for 2005 were £4.6m.

13	In 2005 the fees paid to Ian Strachan included $350,000 in respect of his position as a non-executive director (Chairman) of Instinet Group, £50,000 in respect of his position as non-executive director and £4,489 as Chairman of the Remuneration Committee from 20 July 2005.

14	During the year a group company settled certain personal expenses on behalf of Tom Glocer. The amount due from Tom Glocer at 31 December 2006, which was the maximum outstanding during the year was £3,720. No interest was charged. Tom Glocer repaid the amount after year end.

15	Charles Sinclair resigned as a director on 6 December 2005.

16	£8,333 of Ken Olisa’s non-executive director fee was paid directly to Interregnum plc.

Other senior managers’ remuneration

						2006	2005

					Compensation
	Salary/				for Loss
	Fees	Bonus	Benefits	Allowance	of Office	Total	Total
	£000	£000	£000	£000	£000	£000	£000

Other senior managers as a group (17 persons) (2005: 6 persons)	3,247	3,304	212	256	–	7,019	4,616

Notes:

All amounts have been rounded up to the nearest thousand.

The following conversion rates were used: US$ 1.82: £1, Swiss Franc 2.3: £1, Hong Kong $14.18: £1. These were the average rates in effect during 2006.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Governance	33

Directors’ pensions (audited)
Tom Glocer, David Grigson and Devin Wenig participate in defined contribution pension arrangements. Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary during 2006 and 2007. He is entitled to a lump sum death-in-service benefit of four times basic salary.

David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to

24% of salary up to a salary cap of £108,600. He is entitled to a lump sum death-in-service benefit of four times basic salary.

Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of $1 million.

Contributions and allocations (including the cost of life cover) in respect of these directors in 2006 were:

		Company
		contribution
		in respect
		of period
	Age	£000

Tom Glocer	47	214

David Grigson	52	30

Devin Wenig	40	28

The information shown complies with requirements under both the UK Listing Authority and the Directors’ Remuneration Report Regulations 2002.

The total amount of contributions or accruals made in 2006 to provide pension and similar benefits for the directors was £395,854 (2005: £307,310) and for the executive directors and the other senior managers as a group was £1,178,386 (2005: £847,251).

These aggregate figures also include an accrual of £124,000 and £139,000 respectively for the investment returns within the US executive pension arrangements. These investment returns are calculated based on each individual’s notional fund choices made by reference to actual investment funds and the actual investment returns achieved on these funds.

Directors’ interests in long-term plans (audited)

				Number at								Number at
				1 January		Market		Market				31 December
				2006	Number	price per	Number	price per	Number		Number	2006
				(or later	granted	share at	vested	share at	(released)		(lapsed)	(or earlier	End of
		Date of		date of	during	grant	during	vesting	during		during	date of	qualifying	Expiry
	Plan	award		appointment)	period	(pounds)	period	date	period	[4]	period	departure)	period	date

Tom Glocer	LTIP1&2	25/06/2001		174,451	–	–	–	–	–		(174,451)	–	31-Dec-05	01-Jan-06

		20/02/2002		234,974	–	–	–	–	–		–	234,974	31-Dec-06	01-Jan-07

		24/02/2003		1,731,277	–	–	–	–	–		–	1,731,277	31-Dec-07	01-Jan-08

		23/02/2004		544,094	–	–	–	–	–		–	544,094	31-Dec-06	01-Jan-07

		11/03/2005		417,228	–	–	–	–	–		–	417,228	31-Dec-07	01-Jan-08

		15/03/2006	[3]	–	500,000	£3.93	–	–	–		–	500,000	31-Dec-08	01-Jan-09

Total				3,102,024	500,000	–	–	–	–		(174,451)	3,427,573

Devin Wenig	PRSP1&2	29/03/2001		20,704	–	–	–	–	–		(20,704)	–	31-Dec-05	01-Jan-06

	LTIP1&2	25/06/2001		2,295	–	–	–	–	–		(2,295)	–	31-Dec-05	01-Jan-06

		20/02/2002		22,047	–	–	–	–	–		–	22,047	31-Dec-06	01-Jan-07

		24/02/2003		200,000	–	–	–	–	–		–	200,000	31-Dec-07	01-Jan-08

		23/02/2004		200,000	–	–	–	–	–		–	200,000	31-Dec-06	01-Jan-07

		11/03/2005		163,468	–	–	–	–	–		–	163,468	31-Dec-07	01-Jan-08

		15/03/2006	[3]	–	250,000	£3.93	–	–	–		–	250,000	31-Dec-08	01-Jan-09

Total				608,514	250,000	–	–	–	–		(22,999)	835,515

David Grigson	LTIP1&2	25/06/2001		26,294	–	–	–	–	–		(26,294)	–	31-Dec-05	01-Jan-06

		20/02/2002		37,205	–	–	–	–	–		–	37,205	31-Dec-06	01-Jan-07

		24/02/2003		200,000	–	–	–	–	–		–	200,000	31-Dec-07	01-Jan-08

		23/02/2004		200,000	–	–	–	–	–		–	200,000	31-Dec-06	01-Jan-07

		11/03/2005		163,468	–	–	–	–	–		–	163,468	31-Dec-07	01-Jan-08

		15/03/2006	[3]	–	200,000	£3.93	–	–	–		–	200,000	31-Dec-08	01-Jan-09

Total				626,967	200,000	–	–	–	–		(26,294)	800,673

Notes:

1	See performance conditions attached to LTIP awards, as described on page 30.

The PRSP plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. Devin Wenig held awards granted before he became an executive director. All outstanding awards have now lapsed. The performance condition was the same as for LTIP, although vested shares could be released three years after grant.

2	LTIP 2001 and PRSP 2001 awards are available for exercise immediately on vesting. The qualifying period may be extended by up to two years where vesting does not occur or is only partial after the initial three-year period. LTIP awards to executive directors prior to 2004 are subject to a retention period of two years from vesting, save that this is reduced to one year where the performance period has been extended to five years. For awards made in or prior to 2003, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For LTIP awards made from 2004 onwards no re-testing is permitted.

LTIP 2001 and PRSP 2001 did not meet performance conditions and therefore lapsed. Had they vested they would have been exercisable from 1 January 2006.

3	2006 awards are described on page 30.

4	Subject to performance conditions being met, share awards are due for release as soon as possible after vesting (subject to any restricted period).

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

34	Remuneration report continued

Senior managers’ interests in long-term plans (audited)

			Number at				Market			Number at
			1 January		Market		price per			31 December
			2006	Number	price per	Number	share at	Number	Number	2006
			(or later	granted	share at	vested	vesting	(released)	(lapsed)	(or earlier	End of
		Date of	date of	during	grant	during	date	during	during	date of	qualifying	Expiry
	Plan	award	appointment)	period	(pounds)	period	(pounds)	period[5]	period	departure)	period	date

Other senior
managers as a
group (17 persons)
(2005: 6 persons) [6]	PRSP1&2	29/03/2001	13,884	–	–	–	–	–	(13,884)	–	31-Dec-05	01-Jan-06

	LTIP1&2	25/06/2001	2,602	–	–	–	–	–	(2,602)	–	31-Dec-05	01-Jan-06

		20/02/2002	97,369	–	–	–	–	–	–	97,369	31-Dec-06	01-Jan-07

		24/02/2003	807,463	–	–	–	–	–	–	807,463	31-Dec-07	01-Jan-08

		23/02/2004	407,814	–	–	–	–	–	–	407,814	31-Dec-06	01-Jan-07

		03/12/2004	92,368	–	–	–	–	–	–	92,368	31-Dec-06	01-Jan-07

		11/03/2005	461,472	–	–	–	–	–	–	461,472	31-Dec-07	01-Jan-08

		15/03/2006	268,146	368,208	£3.93	–	–	–	–	636,354	31-Dec-08	01-Jan-09

		02/08/2006	–	64,000	£3.93	–	–	–	–	64,000	31-Dec-08	01-Jan-09

	RSP[3]	27/08/2004	70,647	–	£3.21	21,507	£3.95	(21,507)	–	49,140	27-Aug-06	27-Aug-08

		03/12/2004	25,857	–	£3.89	8,619	£4.50	(8,619)	–	17,238	03-Dec-06	03-Dec-08

		11/03/2005	159,347	–	£4.19	1,838	£3.92	(1,838)	–	157,509	11-Mar-06	11-Mar-09

		02/08/2005	19,632	–	£3.89	4,908	£3.87	(4,908)	–	14,724	02-Aug-06	02-Aug-09

		15/03/2006	264,855	11,648	£3.93	–	–	–	–	276,503	15-Mar-07	15-Mar-10

	ABPSP[4]	11/03/2005	417	–	£4.19	417	£3.92	(417)	–	–	11-Mar-06	11-Mar-06

Total			2,691,873	443,856	–	37,289		(37,289)	(16,486)	3,081,954

Notes:

1	See performance conditions attached to LTIP awards, as described on page 30 above.

The PRSP plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. All outstanding awards have now lapsed. The performance condition was the same as for LTIP, although vested shares could be released three years after grant.

2	LTIP 2001 and PRSP 2001 awards are available for exercise immediately on vesting. The qualifying period may be extended by up to two years where vesting does not occur or is only partial after the initial three-year period. For awards made in or prior to 2003, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For LTIP awards made from 2004 onwards no re-testing is permitted.

LTIP 2001 and PRSP 2001 did not meet performance conditions and therefore lapsed. Had they vested they would have been exercisable from 1 January 2006.

3	The restricted share plan was introduced in 2004. Restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GLT. The indicated awards were made prior to the appointment of the relevant individuals as GLT members. Awards are normally granted with a four year vesting period, vesting 25% each year. Therefore, 25% vested in 2006 on the anniversary of the date of grant. If this date fell on a non-trading date, the shares vested at the next available trading date.

4	The annual bonus profit sharing plan was introduced in 2004 to focus employees on reward for profit growth. From 2005, any payments under the plan are made in cash to simplify the operation of the plan. GLT members did not participate in this plan in 2006.

5	Subject to performance conditions being met, share awards are due for release as soon as possible after vesting (subject to any restricted period).

6	Other senior managers as a group were 6 persons at 1 January 2006 and were 16 persons at 31 December 2006 following the creation of the GLT in June 2006, which replaced the Group Management Committee (GMC).

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Governance	35

Share options granted to directors (audited)

					Number at					Number at
					1 January					31 December
					2006	Number	Number	Number	Number	2006
				Exercise	(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of		price	date of	during	during	during	during	date of	exercise	Expiry
	Plan	grant		(pounds)	appointment)	period	period	period [6]	period	departure)	date	date

Tom Glocer [6]	DSOP[3]	25/06/2001		£8.62	565,113	–	–	–	(565,113)	–	25-Jun-06	25-Jun-11

		20/02/2002		£5.28	461,295	–	–	–	–	461,295	20-Feb-07	20-Feb-12

		02/08/2002		£2.66	915,654	–	–	–	–	915,654	02-Aug-07	02-Aug-12

		24/02/2003		£1.35	1,307,514	–	1,307,514	–	–	1,307,514	24-Feb-06	24-Feb-13

		04/08/2003		£2.45	706,594	–	706,594	–	–	706,594	04-Aug-06	04-Aug-13

		23/02/2004		£4.07	789,430	–	–	–	–	789,430	23-Feb-07	23-Feb-14

		27/08/2004		£3.21	1,000,928	–	–	–	–	1,000,928	27-Aug-07	27-Aug-14

		11/03/2005		£4.19	719,473	–	–	–	–	719,473	11-Mar-08	11-Mar-15

		02/08/2005		£3.89	774,959	–	–	–	–	774,959	02-Aug-08	02-Aug-15

		15/03/2006	[5]	£3.93	–	625,000	–	–	–	625,000	15-Mar-09	15-Mar-16

		02/08/2006	[5]	£3.93	–	625,000	–	–	–	625,000	02-Aug-09	02-Aug-16

	SAYE[4]	16/04/2003		£0.90	4,200	–	4,200	(4,200)	–	–	01-Jun-06	01-Dec-06

		07/04/2004		£3.14	1,200	–	–	–	–	1,200	01-Jun-07	01-Dec-07

		14/04/2005		£3.33	569	–	–	–	–	569	01-Jun-08	01-Dec-08

		10/04/2006	[5]	£3.14	–	1,191	–	–	–	1,191	01-Jun-09	01-Dec-09

Total					7,246,929	1,251,191	2,018,308	(4,200)	(565,113)	7,928,807

Devin Wenig [6]	DSOP[3]	27/12/2000	2&3	£11.39	6,913	–	–	–	–	6,913	27-Dec-01	27-Dec-07

		25/06/2001	[2]&3	£8.62	9,135	–	–	–	–	9,135	25-Jun-02	25-Jun-11

		20/02/2002	2&3	£5.28	25,936	–	6,484	–	–	25,936	20-Feb-03	20-Feb-12

		02/08/2002	2&3	£2.66	200,000	–	50,000	–	–	200,000	02-Aug-03	02-Aug-12

		24/02/2003		£1.35	200,000	–	200,000	–	–	200,000	24-Feb-06	24-Feb-13

		04/08/2003		£2.45	200,000	–	200,000	–	–	200,000	04-Aug-06	04-Aug-13

		23/02/2004		£4.07	122,950	–	–	–	–	122,950	23-Feb-07	23-Feb-14

		27/08/2004		£3.21	155,892	–	–	–	–	155,892	27-Aug-07	27-Aug-14

		11/03/2005		£4.19	281,886	–	–	–	–	281,886	11-Mar-08	11-Mar-15

		02/08/2005		£3.89	303,625	–	–	–	–	303,625	02-Aug-08	02-Aug-15

		15/03/2006	[5]	£3.93	–	325,000	–	–	–	325,000	15-Mar-09	15-Mar-16

		02/08/2006	[5]	£3.93	–	325,000	–	–	–	325,000	02-Aug-09	02-Aug-16

	SAYE[4]	07/04/2004	[1]	$7.27	1,200	–	–	–	–	1,200	01-Jun-07	01-Dec-07

		14/04/2005	[1]	$7.93	1,134	–	–	–	–	1,134	01-Jun-08	01-Dec-08

Total					1,508,671	650,000	456,484	–	–	2,158,671

David Grigson[6]	DSOP[3]	25/06/2001		£8.62	92,807	–	–	–	(92,807)	–	25-Jun-06	25-Jun-11

		20/02/2002		£5.28	75,757	–	–	–	–	75,757	20-Feb-07	20-Feb-12

		02/08/2002		£2.66	150,375	–	–	–	–	150,375	02-Aug-07	02-Aug-12

		24/02/2003		£1.35	200,000	–	200,000	–	–	200,000	24-Feb-06	24-Feb-13

		04/08/2003		£2.45	200,000	–	200,000	–	–	200,000	04-Aug-06	04-Aug-13

		23/02/2004		£4.07	122,950	–	–	–	–	122,950	23-Feb-07	23-Feb-14

		27/08/2004		£3.21	155,892	–	–	–	–	155,892	27-Aug-07	27-Aug-14

		11/03/2005		£4.19	281,886	–	–	–	–	281,886	11-Mar-08	11-Mar-15

		02/08/2005		£3.89	303,625	–	–	–	–	303,625	02-Aug-08	02-Aug-15

		15/03/2006	[5]	£3.93	–	250,000	–	–	–	250,000	15-Mar-09	15-Mar-16

		02/08/2006	[5]	£3.93	–	250,000	–	–	–	250,000	02-Aug-09	02-Aug-16

	SAYE[4]	16/04/2003		£0.90	4,200	–	4,200	(4,200)	–	–	01-Jun-06	01-Dec-06

		07/04/2004		£3.14	1,200	–	–	–	–	1,200	01-Jun-07	01-Dec-07

		14/04/2005		£3.33	569	–	–	–	–	569	01-Jun-08	01-Dec-08

Total					1,589,261	500,000	404,200	(4,200)	(92,807)	1,992,254

Notes:

1	The options indicated are over American Depositary Shares (ADSs). Each ADS represents six ordinary shares, is denominated in US dollars and trades on NASDAQ. For the purposes of this disclosure, ADSs have been converted into the equivalent number of ordinary shares and an equivalent option price.

2	The indicated awards were made prior to the appointment of the relevant individual as an executive director. The DSOP options granted prior to the appointment as an executive director have no performance condition.

3	Save as disclosed in note 2 above, exercise of each DSOP award is conditional on the performance criteria described on page 30. Performance conditions were varied during 2006 as described on page 30.

4	Options granted under the SAYE Plan have no performance conditions.

5	2006 awards are described on page 30.

6	There were total gains of £27,384 on the exercise of share options in 2006 (2005: £nil). The market price of the shares at the dates of exercise on 1 June 2006 and 8 November 2006 were £3.78 and £4.55 respectively.

At 29 December 2006, the market price of our shares was 445.25 pence per share and $52.24 per ADS. The highest prices during the year were 475 pence per share and $54.25 per ADS and the lowest were 348.50 pence per share and $38.51 per ADS.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

36	Remuneration report continued

Share options granted to senior managers (audited)

				Number at					Number at
				1 January					31 December
				2006	Number	Number	Number	Number	2006
			Exercise	(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	price	date of	during	during	during	during	date of	exercise	Expiry
	Plan	grant	(pounds)	appointment)	period	period	period	period	departure)	date	date

Other senior managers
as a group (17 persons)
(2005: 6 persons)[3]	DSOP[2]	27/12/2000	£11.39	37,858	–	–	–	–	37,858	27-Dec-01	27-Dec-07

		25/06/2001	£8.62	5,800	–	–	–	(5,800)	–	25-Jun-02	25-Jun-06

		25/06/2001	£8.62	76,243	–	–	–	–	76,243	25-Jun-02	25-Jun-11

		21/12/2001	£6.92	13,549	–	–	–	–	13,549	21-Dec-02	21-Dec-11

		20/02/2002	£5.28	5,697	–	1,424	–	–	5,697	20-Feb-03	20-Feb-07

		20/02/2002	£5.28	117,111	–	13,843	–	–	117,111	20-Feb-03	20-Feb-12

		02/08/2002	£2.66	150,000	–	37,500	(150,000)	–	–	02-Aug-03	02-Aug-07

		02/08/2002	£2.66	736,954	–	198,813	–	–	736,954	02-Aug-03	02-Aug-12

		24/02/2003	£1.35	488,108	–	98,579	(81,829)	–	406,279	24-Feb-04	24-Feb-13

		01/04/2003	£1.08	56,250	–	–	(37,500)	–	18,750	01-Apr-04	01-Apr-13

		04/08/2003	£2.45	901,365	–	238,788	(112,500)	–	788,865	04-Aug-04	04-Aug-13

		23/02/2004	£4.07	377,713	–	59,834	–	–	377,713	23-Feb-05	23-Feb-14

		27/08/2004	£3.21	343,608	–	85,902	–	–	343,608	27-Aug-05	27-Aug-14

		11/03/2005	£4.19	224,648	–	56,162	–	–	224,648	11-Mar-06	11-Mar-15

		02/08/2005	£3.89	241,968	–	60,492	–	–	241,968	02-Aug-06	02-Aug-15

		15/03/2006	£3.93	36,000	234,000	–	–	–	270,000	15-Mar-07	15-Mar-16

		02/08/2006	£3.93	–	355,000	–	–	–	355,000	02-Aug-07	02-Aug-16

	SAYE[1]	11/04/2002	£4.48	4,022	–	–	–	–	4,022	01-Jun-05	01-Dec-05

		16/04/2003	£0.90	16,800	–	8,400	(12,600)	–	4,200	01-Jun-06	01-Dec-06

		07/04/2004	£3.14	10,800	–	–	–	–	10,800	01-Jun-07	01-Dec-07

		14/04/2005	£3.33	4,779	–	–	–	–	4,779	01-Jun-08	01-Dec-08

		10/04/2006	£3.14	3,551	1,786	–	–	–	5,337	01-Jun-09	01-Dec-09

Total				3,852,824	590,786	859,737	(394,429)	(5,800)	4,043,381

Notes:

1	Options granted under the SAYE Plan have no performance conditions.

2	The DSOP was approved by the shareholders in April 2001. Awards are normally granted with a four year vesting period, vesting 25% each year. Therefore, 25% vested in 2006 on the anniversary of the date of grant. If this date fell on a non-trading date, the shares vested at the next available trading date.

3	Other senior managers as a group were 6 persons at 1 January 2006 and were 16 persons at 31 December 2006 following the creation of the GLT in June 2006, which replaced the GMC.

At 29 December 2006, the market price of our shares was 445.25 pence per share and $52.24 per ADS. The highest prices during the year were 475 pence per share and $54.25 per ADS and the lowest were 348.50 pence per share and $38.51 per ADS.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Governance	37

Directors’ interests in ordinary shares
The total interests of the current directors in issued share capital and in shares underlying options and incentive plans are shown below as at 9 March 2007. No director or senior manager beneficially owns 1% or more of Reuters issued share capital. Interests in ordinary shares

(excluding options and interests in long-term incentive plans disclosed above) held at 1 January 2006 and 31 December 2006 are also shown for directors in office at 31 December 2006. Directors were the beneficial owners of all shares except for 16,875 shares held by David Grigson’s family members and 52,451 shares held by a trust of which Tom Glocer and his family are beneficiaries.

	Interests at	Interests at	Interests at 9 March 2007
	1 January	31 December
	2006	2006		Long-term
	Shares[1]	Shares	Shares	incentives	Options

Niall FitzGerald, KBE	50,000	80,000	80,000	–	–

Tom Glocer	372,145	401,345	401,345	3,192,599	6,551,858

David Grigson	63,430	67,630	67,630	763,468	1,766,122

Devin Wenig	105,843	105,843	105,843	813,468	2,158,671

Lawton Fitt	25,000	25,000	25,000	–	–

Penny Hughes	–	2,392	2,392	–	–

Ed Kozel	7,500	7,500	7,500	–	–

Sir Deryck Maughan	–	–	–	–	–

Nandan Nilekani[3]	n/a	n/a	–	–	–

Ken Olisa	2,550	2,550	2,550	–	–

Dick Olver	10,000	10,000	10,000	–	–

Ian Strachan	15,500	15,500	15,500	–	–

Other senior managers as a group (17 persons)[2]	327,718	415,678	394,611	2,704,925	3,108,040

None of the directors has notified the company of an interest in any other shares, or other transactions or arrangements which require disclosure.
1	Or date of appointment if later than 1 January 2006.
2	Other senior managers as a group were 16 persons at 31 December 2006 and 17 persons at 9 March 2007. On 15 June 2006 the GLT was created and replaced the GMC. On 31 December 2006, Julie Holland, Geert Linnebank and Susan Taylor-Martin stepped down from the GLT and John Alcantara, LeeAnn Daly and David Schlesinger were appointed on 1 January 2007, David Craig was appointed to the GLT on 1 March 2007.
3	Nandan Nilekani joined the Board as Non-executive director on 1 January 2007.
On 13 March 2007 awards of 500,000, 300,000 and 200,000 shares under the LTIP were made to Tom Glocer, Devin Wenig and David Grigson respectively. On the same day, share options awards of 625,000, 375,000 and 250,000 were made to Tom Glocer, Devin Wenig and David Grigson respectively.
On 13 March 2007 aggregate awards of 1,177,680 shares under the LTIP and RSP and 731,032 share options were made to other senior managers as a group.
On 12 March 2007 awards under the 2004 LTIP were released to the executive directors and senior managers. On 12 March 2007, shares were released to senior managers from the March 2005 RSP and on 15 March 2007 shares were released to senior managers from the March 2006 RSP.

On behalf of the Board
Ian Strachan
Chairman of the Remuneration Committee, 15 March 2007

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

38	Statements of directors’ responsibilities and compliance

Corporate governance

The following sections of this report deal with Reuters corporate governance and how the company complies with the requirements of the UK’s Companies Act 1985 (the ‘Companies Act’) and Combined Code, the NASDAQ listing rules and the SEC’s rules under the Sarbanes-Oxley Act.

Compliance with the UK and US rules on governance
The listing rules of the UK Listing Authority of the FSA require UK-listed companies to report on their governance practices and on the extent to which they comply with the provisions set out in the Combined Code on Corporate Governance. As Reuters shares are also traded on NASDAQ we are required to comply with NASDAQ’s listing rules and the SEC’s governance rules. In this section of the report we describe how we comply with these requirements and where we do not comply, we explain why not.

Throughout 2006, Reuters has complied with the Combined Code on Corporate Governance, save that no individual member of the Audit Committee has been identified by the Board as having ‘recent and relevant financial experience’ (code principle C3.1). However, in common with all the non-executive directors, the members of the Audit Committee are experienced and influential individuals, having the skills described in their biographies in ‘Directors and senior managers’ (see pages 26–28) and the Board considers that, collectively, the members have the attributes required to discharge properly the Committee’s responsibilities.

Reuters also complies with all SEC and NASDAQ governance requirements, with the exception of two provisions of the NASDAQ governance rules. The company has received waivers from NASDAQ to both exceptions on the basis that compliance with the rules would be contrary to standard UK business practice. Since 1988, Reuters has operated under a waiver of NASDAQ’s requirement that all shareholder meetings require a quorum of at least one-third of outstanding voting shares; instead, the company’s Articles of Association (Articles) provide, as is typical for English public companies, that a quorum shall consist of any two shareholders. In 2004 the company also received a waiver from NASDAQ’s provisions requiring shareholder approval of employee share-based incentive schemes. Reuters seeks and has received shareholder approval of its employee share-based incentive schemes to the extent required by UK regulation, including the Listing Rules.

While the company’s auditors, PricewaterhouseCoopers LLP, are not required to form an opinion on the effectiveness of the company’s corporate governance procedures, they are required to review whether this corporate governance statement reflects the company’s compliance with nine of the Combined Code’s provisions as specified by the Listing Rules. These provisions are contained within section C of the Combined Code, which relates to Accountability and Audit. Having conducted a review, PricewaterhouseCoopers LLP are obliged to report if they consider that this statement does not reflect such compliance. No such report has been made.

A. The Board
Composition of the Board
“Every company should be headed by an effective board, which is collectively responsible for the success of the company.” (Combined Code – Main Principle A.1)

“The board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals dominate the board’s decision taking.” (Combined Code – Main Principle A.3)

The Board comprises a non-executive Chairman, 8 non-executive directors and 3 executive directors. Further details of the Board’s composition and the company’s assessment of the independence of its directors are set out in the table below. Biographies of the directors and details of their other commitments are set out on pages 26–27. Biographies of Reuters senior managers are set out on pages 27–28.

Composition of the Board

			Independent
		No. of years	(as determined	Audit		Nominations		Remuneration
Name	Position	on Board	by the Board)	Committee		Committee		Committee

L Fitt	Non-executive Director and Chairman of Audit Committee	2	Yes	Yes (Chairman	)	No		No

N FitzGerald	Chairman and Chairman of Nominations Committee	4	Yes	No		Yes (Chairman	)	No

T Glocer	CEO	5	No	No		No		No

D Grigson	CFO	6	No	No		No		No

P Hughes	Non-executive Director	2	Yes	No		No		Yes

E Kozel[5]	Non-executive Director	6	Yes	No		No		Yes

D Maughan[6]	Non-executive Director	1	Yes	No		No		see note 6

N Nilekani[4]	Non-executive Director	In first year	Yes	Yes		No		No

K Olisa	Non executive Director	2	Yes	Yes		No		No

D Olver[1]	Non-executive Director and Senior Independent Director	9	Yes	Yes		Yes		No

I Strachan[2]	Non-executive Director and Chairman of Remuneration Committee	6	Yes	No		Yes		Yes (Chairman	)

D Wenig[3]	COO	3	No	No		No		No

Notes:
1	Dick Olver was chairman of the Audit Committee until 9 November 2006 when he was succeeded by Lawton Fitt.
2	Ian Strachan was appointed to the Nominations Committee on 24 January 2006.
3	Devin Wenig was appointed as Chief Operating Officer on 15 June 2006.
4	Nandan Nilekani was appointed as a non-executive director and a member of the Audit Committee with effect from 1 January 2007.
5	Ed Kozel is retiring from the Board and the Remuneration Committee on 26 April 2007.
6	Sir Deryck Maughan is joining the Remuneration Committee on 26 April 2007.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Governance	39

The quality of the individual directors, the balance of the Board’s composition and the dynamics of the Board as a group, ensure both the Board’s effectiveness and the inability of an individual or small group to dominate the Board’s decision making.

The Board has determined that each of the non-executive directors is independent in character and judgement by reason of his or her personal qualities, and that each of the non-executive directors is ‘independent’ as that term is defined in NASDAQ and SEC governance requirements. Particular consideration was given to the assessment of Dick Olver’s independence since he has now been on the Reuters Board for more than nine years. Dick was asked by the Chairman to remain on the Board because of his experience, wisdom and his effectiveness as a non-executive director.

Board responsibilities and process
“There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for running the company’s business. No one individual should have unfettered powers of decision.” (Combined Code – Main Principle A.2)

There is a clear division of responsibilities between the running of the Board, which is the Chairman’s responsibility, and the running of Reuters business, which is the CEO’s responsibility, with the Board having oversight. The division of responsibilities is set out in a document approved by the Board. The Board is responsible for the success of the Group within a framework of controls which enables risk to be assessed and managed. Its aim is for the Group to achieve profitable growth within an acceptable risk profile.

All directors are equally accountable for the proper stewardship of the company and share responsibility for maintaining the company’s high standards of ethics and integrity. The non-executive directors contribute particularly by challenging constructively the company’s strategy and performance, management’s assessment of risk, the integrity of internal controls and by ensuring appropriate remuneration and succession planning arrangements are in place.

The Senior Independent Director, Dick Olver, is responsible for undertaking the annual review of the Chairman’s performance and he chairs the Nominations Committee when considering the role of

Chairman. The Senior Independent Director also makes himself available to shareholders to discuss any matters.

The CEO is assisted by the GLT in managing the business. It comprises the three executive directors and the senior managers listed on page 26. A Disclosure Committee, chaired by the CEO, reviews the Group’s trading statements and financial results and considers the effectiveness of the Group’s disclosure controls and procedures. Its members comprise the CEO, the CFO, the Director of Corporate Affairs, the General Counsel and Company Secretary, the Global Head of Internal Audit, the Global Head of Finance, the Head of External Reporting, the General Counsel for the Americas, the Global Head of Investor Relations and the Global Head of External Communications. A sub-committee meets on an ad hoc basis to address disclosure matters arising between reporting periods.

A schedule of matters reserved for the Board’s decision identifies those matters that the Board does not delegate to management. It includes the approval of corporate objectives, strategy and the budget, significant transactions and matters relating to share capital.

The Board delegates specific responsibilities to the Audit, Remuneration and Nominations Committees. Each Committee has its own terms of reference set by the Board. These are available on request from the Company Secretary or at www.about.reuters.com/csr/corporategovernance. Reports of the Audit and Remuneration Committee are set out on pages 29 and 42 and the activities of the Nominations Committee are described in the interview with Niall FitzGerald on pages 22–23.

All directors have access to the services of the Company Secretary who is appointed by, and can only be removed by, the Board. The directors may take independent professional advice at the company’s expense. None of the directors sought such advice during 2006. Reuters provides insurance cover and indemnities for its directors and officers.

The Board met eight times in 2006 and held a two-day strategy meeting with senior management in Palo Alto, California. The Chairman routinely meets with non-executive directors, without the executive directors present, after each Board meeting. Attendance by individual directors at Board and Committee meetings during 2006 is set out in the table below.

Attendance at meetings

	Attendance at		Attendance	Attendance
	Board meetings	Attendance at Audit	at Remuneration	at Nominations
	(8 meetings +	Committee meetings	Committee meetings	Committee meetings
Name	Awayday in 2006)	(6 meetings in 2006)	(5 meetings in 2006)	(1 meeting in 2006)

L Fitt	Full attendance	Full attendance	n/a	n/a

N FitzGerald	Full attendance	n/a	n/a	Full attendance

T Glocer	Full attendance	n/a	n/a	n/a

D Grigson	Full attendance	n/a	n/a	n/a

P Hughes	Full attendance	n/a	Absent 1	n/a

E Kozel	Absent 2	n/a	Absent 1	n/a

D Maughan	Absent 2	n/a	n/a	n/a

K Olisa	Absent 1	Full attendance	n/a	n/a

D Olver	Absent 1	Absent 1	n/a	Full attendance

I Strachan	Absent 1	n/a	Full attendance	Full attendance

D Wenig	Full attendance	n/a	n/a	n/a

Niall FitzGerald attended 5 Remuneration Committee meetings at the invitation of the Remuneration Committee chairman.
The CEO attended 5 Remuneration Committee meetings at the invitation of the Remuneration Committee chairman and 3 Audit Committee meetings at the invitation of the Audit Committee chairman.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

40	Statements of directors’ responsibilities and compliance
continued

Appointments to the Board
“There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board.” (Combined Code – Main Principle A.4)

The Nominations Committee leads the process for Board appointments and makes recommendations to the Board. Its work in 2006 is summarised above in the interview with Niall FitzGerald (see pages 22–23). A director may not be involved in any decision concerning him or his successor. The Committee has appointed an external adviser to assist it in its work in identifying potential candidates for non-executive directorships.

Information and directors’ induction and training
“The board should be supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge.” (Combined Code – Main Principle A.5)

Nandan Nilekani, who joined Reuters Board on 1 January 2007, received a directors’ manual which provides information about Reuters and the operation of the Board and its committees. During 2007 he will receive a series of induction briefings to gain insights into the company. Nandan, like the other directors, is being supplied with Reuters products.

Ongoing training for directors is available as appropriate. The company’s legal advisers and auditors provide briefings to the directors from time to time. In the twelve months to March 2007 the directors received information from the company’s lawyers and auditors on aspects of Sarbanes-Oxley Act, the new UK Companies Act 2006, and on new legislation concerning disclosures to be made to the auditors. Guest speakers are occasionally invited to join Board dinners to discuss topics of interest with the directors and opportunities are provided for non-executive directors to meet with shareholders, customers and others involved in Reuters business.

The Chairman is responsible for ensuring that directors receive accurate, timely and clear information. Regular and ad hoc reports and presentations are prepared and circulated to the directors a week in advance of Board meetings, together with minutes and papers relating to the Board’s committees. The directors also receive a monthly Performance report which summarises financial and operational performance and provides updates on key programmes within the business.

Board performance evaluation
“The board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.” (Combined Code – Main Principle A.6)

In response to the findings of the 2005 Board effectiveness review, during the year the Board made some changes to the way it operates. It introduced time at the end of each meeting for the Chairman and non-executive directors to meet on their own; it improved the flow of information about aspects of the business which might be of general interest to the directors; and it created an opportunity at its annual strategy meeting for the Board and senior management to spend time together outside the usual environment of a Board meeting.

The 2006 Board effectiveness review was similar in format to the 2005 review in that:

•	the Chairman reviewed the performance of the CEO and each individual director;
•	the CEO reviewed the performance of the CFO and the COO;

•	Dick Olver, the senior independent non-executive director, led a review of the performance of the Chairman;

•	Dr Annie McKee of the Teleos Leadership Institute facilitated a Board effectiveness review in which the performance of the Board as a whole and of the Chairman and the CEO was considered;

•	Dr McKee also facilitated reviews of the effectiveness of the Audit Committee and the Remuneration Committee; and

•	the Board discussed and agreed the Nominations Committee’s approach to identifying and recruiting potential future Board members.

The format of the reviews was interviews with the directors and others involved in the work of the Board and its committees, the output from which was thematically analysed and discussed with the person or group being reviewed, the Board as a whole, as well as with the Chairman. In addition to agreeing actions relating to individual and collective effectiveness, the Board has decided to change the frequency and length of Board meetings to have six rather than eight meetings each year but to extend each meeting over two days to allow the directors to become more deeply immersed in consideration of strategic issues.

Re-election of directors
“All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The board should ensure planned and progressive refreshing of the board.” (Combined Code – Main Principle A.7)

The Articles provide that at each AGM any director appointed since the last AGM shall stand for election by the shareholders and one third of the directors shall retire from office by rotation and be eligible for re-election by the shareholders. However, to recognise that some shareholders prefer all the directors to stand for re-election each year, once again at the 2007 AGM each of the directors will retire from office and offer himself or herself for re-election, save for Ed Kozel who will retire from the Board with effect from the end of the AGM.

B. Remuneration of directors
The Combined Code has a section covering remuneration principles. Reuters compliance with those principles is described in the directors’ Remuneration report on pages 29 to 37.

C. Accountability and audit:
Directors’ statement of responsibility
“The board should present a balanced and understandable assessment of the company’s position and prospects.” (Combined Code – Main Principle C.1)

The directors are responsible for ensuring that the Directors’ report and the consolidated financial statements of the company and its subsidiaries (the Group) and parent company financial statements for Reuters Group PLC are prepared in accordance with applicable laws and regulations. The financial statements for each financial year must give a true and fair view of the state of affairs of the Group as at the end of the financial year and of the profit and cash flows of the Group for the period. The company is also required to prepare financial statements in accordance with the requirements of the SEC.

The company has complied with both UK and US disclosure requirements in this report in order to present a true and fair view to

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Governance	41

all shareholders. In preparing the financial statements, applicable accounting standards have been followed, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made where appropriate.

The directors have reviewed the budget and cash flow forecasts for the Group for the year to 31 December 2007 and outline projections for the subsequent year in the light of the financial position and borrowing facilities at 31 December 2006. On the basis of this review, the directors are satisfied that Reuters Group is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

Internal control
“The board should maintain a sound system of internal control to safeguard shareholders’ investment and the company’s assets.” (Combined Code – Main Principle C.2)

The directors acknowledge their responsibility for the company’s system of internal control and confirm they have reviewed its effectiveness. In doing so, the Board has taken note of the Guidance on Internal Control (the Turnbull Guidance) contained in the Combined Code. The Board confirms that it has a process for identifying, evaluating and managing significant risks faced by the company. This process, which accords with the Turnbull Guidance, has been in place for the full financial year and is ongoing. The control system includes:

•	objective setting, risk assessment and monitoring of performance at both strategic and business unit levels though a process known within the company as ‘mission analysis’;

•	the use of ‘balanced scorecards’ to track performance against targets relating to the financial, business, people and customer aspects of the company’s business;

•	written policies and control procedures;

•	monthly reporting to the Board and senior management which, amongst other things, tracks performance against the annual budget;

•	systems to communicate rapidly to appropriate managers incidents requiring immediate attention; and

•	review meetings by the CEO and CFO or COO with each GLT member which cover the performance, risks and controls for which the GLT member is responsible.

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

Using a common risk management framework throughout Reuters, each of the principal business and functional units summarises the risks that could impede the achievement of its objectives. For each significant risk, line managers document an overview of the risk, how it is managed and any improvement actions required. A document called a ‘risk radar’ is created which sets out the main strategic and operational risks that have been identified. This document is reviewed by the GLT and the Board.

At the year end, before producing the above statement on internal control in the annual report and Form 20-F, the CEO and CFO meet with members of the GLT and others to consider formally the operation and effectiveness of the company’s risk management and financial, operational and compliance internal control systems as well as its disclosure controls and procedures. This review includes consideration of compliance self-assessment reports from line management and covers each of the most significant risks the company faces and how well these are controlled and managed. The CEO and the CFO report on the results of this review to the Audit Committee and to the Board. The Disclosure Committee (described on page 39) supports the process by reviewing disclosure controls and procedures.

In addition to the management review procedures, the Group monitors its internal financial control system through a programme of internal audits. Internal auditors independently review the controls in place to manage significant risks and report to the Audit Committee twice a year. The Audit Committee reviews the assurance procedures annually, including compliance controls, and reports its findings to the Board. The Group’s external auditors, PricewaterhouseCoopers LLP, have audited the financial statements and have reviewed the work of internal auditors and the internal control systems to the extent they consider necessary to support their audit report. In 2006 management commissioned a report on Reuters internal control environment from Independent Audit Limited, an independent consultancy. The Audit Committee was satisfied with the report’s findings. The Audit Committee also met the internal auditors and PricewaterhouseCoopers LLP to discuss the results of their work.

Reuters management carried out an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures. These are designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, summarised and reported within specific time periods. Based on this evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at 31 December 2006 to a reasonable assurance level (within the meaning of the US federal securities laws). No changes were made in the Group’s internal controls over financial reporting during the period covered by this report that materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

Management’s report on internal control over financial reporting
In accordance with section 404 of the Sarbanes-Oxley Act, the following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rules 13(a) – 15(f) and 15d – 15f of the US Securities Exchange Act of 1934).

The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting for the company. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company’s financial statements for external purposes in accordance with generally accepted accounting principles.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

42	Statements of directors’ responsibilities and compliance
continued

The Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorisations of management and directors of the Group; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2006, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, management concluded that, as of 31 December 2006, the Group’s internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Group for the financial year ended 31 December 2006, has also audited management’s assessment of the effectiveness of the Group’s internal control over financial reporting and the effectiveness of the Group’s internal controls over financial reporting; their report is included herein.

Audit Committee and auditors
“The board should establish formal and transparent arrangements for considering how they apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors” (Combined Code – Main Principle C.3)

Reuters adherence to this principle is described in the Audit Committee report below.

Audit Committee report
Members
Members of the Committee during 2006 were Dick Olver (Chairman until 9 November 2006), Lawton Fitt (Chairman from 9 November 2006) and Ken Olisa. Nandan Nilekani joined the Committee on 1 January 2007. The Board has determined that the Audit Committee does not at present include a member who is a ‘financial expert’, as defined in the Sarbanes-Oxley Act and related SEC rules because the Board considers that none of the members clearly meets all the criteria set out in the relevant definitions nor has the Board identified a member of the Committee as having recent and relevant financial experience. However, the Board considers that collectively the members have the requisite skills and attributes to enable the Committee properly to discharge its responsibilities. The Company Secretary is secretary to the committee.

Responsibilities
Each year, the Audit Committee reviews and, as appropriate, actively engages in the processes for financial reporting, internal control, risk assessment, audit and compliance assurance, the independence of the company’s internal and external auditors and the effectiveness of the company’s system of accounting, its internal financial controls and the internal and external audit functions.

The Audit Committee’s remit, which is set out in its terms of reference, includes responsibility for:

•	the oversight responsibilities described in the above paragraph and for reviewing compliance with laws, regulations, the company’s code of conduct and policies;

•	approving related party transactions to the extent required under NASDAQ rules;

•	monitoring the integrity of the company’s financial statements and any announcements relating to the company’s financial performance and reviewing significant financial reporting judgments contained in them;

•	monitoring and reviewing the effectiveness of the company’s internal audit function;

•	making recommendations to the Board, for it to put to the shareholders for their approval, regarding the appointment, re-appointment and removal of the external auditor and approving the remuneration and terms of engagement of the external auditor;

•	reviewing and monitoring the external auditor’s independence and the effectiveness of the audit process and developing and implementing policy on the engagement of the external auditor to supply non-audit services; and

•	overseeing the receipt, review and treatment of complaints received regarding accounting, internal accounting controls, auditing and compliance matters, whether through the company’s ‘whistleblower’ confidential helpline or otherwise.

Activities
The Committee met five times in 2006 with the CEO, the CFO, other officers and the auditors attending as required. The auditors have unrestricted access to the Audit Committee and met after five of the 2006 Committee meetings privately with the Committee members, as did the Global Head of Internal Audit.

The Chairman of the Audit Committee meets with the Global Head of Internal Audit and with the external auditors before each Audit Committee meeting. All members of the Audit Committee attended every Committee meeting during the year, except for Dick Olver, who was absent from one meeting. The Committee reports its activities and makes recommendations to the Board. During 2006 the Committee discharged the responsibilities set out in its terms of reference. Its activities included:

•	formally reviewing the draft annual report and interim statement, respectively, and associated announcements, focusing on the main areas of judgement and critical accounting policies;

•	reviewing the findings of the external auditors and the report of the Global Head of Internal Audit on internal audit activities;

•	reviewing the effectiveness of internal control systems and the risk management process and considering how those were changing as a result of the introduction of centralised back-office functions;

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Governance	43

•	paying particular attention throughout the year to the work being undertaken in connection with section 404 of the Sarbanes-Oxley Act;

•	receiving the report of the CEO and the CFO on the processes followed prior to certification being given by them in connection with sections 302 and 404 of the Sarbanes-Oxley Act;

•	reviewing the external audit strategy and the external auditors’ report to the Committee in respect of the annual report and interim statement;

•	considering the directors’ duties under Section 234ZA of the Companies Act 1985, regarding disclosure of information to the company’s auditors;

•	keeping under review the proportion of non-audit fees to audit fees paid to the auditors and giving pre-approval to non-audit work undertaken by the auditors;

•	reviewing the effectiveness of the internal and external auditors;

•	reviewing the compliance programme, including the whistleblower programme; and

•	reviewing a report on the company’s corporate responsibility activities.

The Board adopted a code of ethics for the company’s CEO and senior financial officers in 2003 (revised in 2005), in addition to the company’s general code of conduct. No material amendments to, or waivers in respect of, either code were made during 2006. Copies of the codes are available on request from the Company Secretary and can be viewed at www.about.reuters.com.

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

For details regarding fees paid to the Group’s auditors, see note 3 to the financial statements on page 85 and note 5 to the summary of differences on page 133.

The Committee may engage, at the company’s expense, independent counsel and other advisers as it deems necessary to carry out its duties. None was engaged during the year.

Lawton Fitt
Chairman, Audit Committee

15 March 2007

Disclosure of information to the auditors
So far as each director is aware, there is no relevant audit information of which the auditors are unaware; and each director has taken all steps that he ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the auditors are aware of that information. This confirmation is given pursuant to section 234ZA Companies Act 1985.

D. Relations with shareholders
“There should be a dialogue with shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place” (Combined Code – Main Principle D.1)

The executive directors meet regularly with institutional shareholders and analysts. Non-executive directors are offered the opportunity to attend meetings with major shareholders and from time to time some attend the presentations of the annual results to analysts. Niall FitzGerald met with various investors during the year. No shareholders asked to meet with Dick Olver, the Senior Independent Director, during the year.

An investor relations department is dedicated to facilitating communications between the company and its shareholders. In the last three years, Reuters has received several awards for investor relations, including the IR Magazine award in each of those years for best investor relations in the media sector. It provides a regular report on investor relations as part of the routine Board report materials. The company’s AGM is used as an opportunity to communicate with private investors. The chairmen of each of the Board committees are available to answer questions at the AGM, and all directors are expected to attend the AGM. At the AGM the level of proxies lodged on each resolution and the balance for and against the resolution and the number of votes withheld are announced after the resolution has been voted on. At the 2005 AGM, voting using a poll for all resolutions was introduced to replace voting by a show of hands as the Board considers poll voting gives a better representation of shareholders’ views. The results of voting at the AGM in 2007 will be available at www.about.reuters.com.

By order of the Board

Rosemary Martin
General Counsel & Company Secretary

15 March 2007

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

44	Company information

This section of our Annual Report and Form 20-F provides more detailed information on

•	Strategy
•	Markets
•	People
•	Ethics and compliance
•	Corporate responsibility
•	Supply chain
•	Governmental regulation
•	Supplementary information

01 Strategy

(See Business review on pages 6-7)

Grow revenues, both from our Core business and through our Core Plus initiatives
Our Core business serves a £6 billion per annum market for financial information and related services, with an estimated growth rate of 2–4%.

We are continuing to improve our product line by delivering regular upgrades to content and functionality. For example, in 2006 we extended our coverage of the credit derivatives markets. This approach of continuous product enhancement is justifying increased prices and helping us to attract new users, particularly in the institutional investment community and at our largest clients. We are also evolving our commercial model to align pricing more closely with customers’ use of our data, which is trending upwards. We believe that by continuing to develop our product line we can continue to grow our business at least as fast as the market.

With Core Plus, we are aiming to become market leaders in electronic trading, new and hard-to-obtain information (what we call high value content), advanced technology solutions for financial services companies and services for new markets. We are creating neutral, scaleable, open trading platforms to be used by both people and machines and we are seeking to be a recognised innovator in new asset classes, consumer media and high growth economies.

Electronic trading
Reuters has an established track record of providing electronic transaction services for the financial markets, such as our foreign exchange conversational dealing system, Reuters Dealing 3000, and our electronic bid-and-offer matching service, Reuters Dealing Matching. We believe that the electronic trading trend is accelerating and as a result we have invested in electronic trading services by building a multi-asset trading platform. Reuters Trading for Foreign Exchange and Reuters Trading for Fixed Income were the first services to be delivered over the platform, joined in October 2006 by Reuters Trading for Exchanges, which provides equity order routing facilities for institutions wanting to trade. In January 2007 we announced that this service would be distributing trading algorithms and routing orders on behalf of the BNY ConvergEX Group (an affiliate of The Bank of New York), a leading agency broker. We believe this has the potential to drive additional sales of our premium desktop products. Reuters Trade Notification Service, which helps customers streamline their trade confirmation operations, was launched in the second half of 2006 and has seen rapid growth in the number of messages carried.

High-value content
We see increasing demand from customers, especially from hedge funds, for content which gives them not just facts but insight. We are investing in the creation of this high-value content by expanding our specialist editorial and data teams and also through acquisition and distribution agreements such as our arrangement to distribute the highly regarded University of Michigan Surveys of Consumers which are a lead indicator of US consumer confidence (a closely watched financial markets statistic). Our global coverage of company fundamentals and the breadth and depth of our estimates helped to strengthen our products in 2006. In 2007 we are planning to launch a primary research product which will offer high-value proprietary content, both from Reuters sector specialists and respected third party content providers. The first sectors will be healthcare and technology.

New enterprise services
In a highly competitive market, our customers are turning to computer-driven trading and increasingly complex financial products in order to differentiate themselves from their competitors. Our Enterprise business helps banks and other financial organisations to automate their businesses by managing the flow of information and transactions both internally and with their institutional customers. Demand for structured information and data management services is increasing, driven by growth in program and algorithmic trading. The need for greater transparency in order to satisfy regulatory compliance requirements is also a factor in the growing demand for data.

We have a wide range of assets such as high-speed streams of machine-readable trading data, historical price data and risk management and position-keeping systems. Using these tools, we have built long-term partnerships with many of our largest clients to help them develop their information and trading infrastructures. We are making our products more compelling to our customers by offering tools such as Reuters Tick History, which is used to back-test clients’ algorithmic trading strategies, Reuters Tick Capture Engine, which stores details of price movements as they happen, and Reuters Wireless Delivery Network, which enables our customers to distribute content to their employees’ mobile devices. Reuters NewsScope, launched in 2006, is an innovative service for financial institutions that want to use algorithms to drive automated trading from news reports. It categorises news events so that machines can ‘read the news’ and the information can then be used to generate inputs to trading algorithms and inform trading decisions. In 2007 we are planning to launch a Counterparty Data service, which will help banks to improve the efficiency of their trading and settlement operations and reduce risk by verifying details of their trading counterparties.

New markets
We are increasing our presence in high-growth geographic markets. In India in January 2006 TIMES NOW, a 24-hour English-language news television channel was launched. The venture is owned jointly with Bennett, Coleman & Co, India’s largest publishers of English language news, and is helping us to build our consumer media presence in India. In China, we are sourcing content from our new Beijing centre to meet growing local demand, adding data from a range of Chinese brokers [and providing coverage of local pension fund indices]. We are extending our coverage of financial markets in the Middle East, focusing on news, company fundamental data, funds information and broker research. We also see opportunities to serve the growing market for Shari’ah-compliant finance products.

We have identified emerging asset classes with the potential to become liquid markets. These include real estate, environmental markets (including the rapidly growing emissions trading market) and freight derivatives (an asset class tied directly to growth in China and India). In 2006, we appointed lead correspondents to focus and co-

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	45

ordinate our editorial coverage for each of these markets, and enhanced it with content from key third-party sources. This coverage is now included in our premium desktop products and in our new web-based services such as ReutersRealEstate.com.

We are also continuing to target new types of customer such as a consumer media audience. We are building a fast-growing presence around the world with our reuters.com family of websites and our content services for mobile devices and internet-delivered TV.

Core Plus investment
We are now halfway through an investment programme started in 2005 to drive revenue growth and have started to see Core Plus revenues coming through ahead of target.

Creating future growth opportunities
FXMarketSpace
In addition to our Core and Core Plus trading products, we are also investing in an innovative new foreign exchange (FX) trading system, FXMarketSpace, which we established with the Chicago Mercantile Exchange (CME) as a 50/50 joint venture. FXMarketSpace, to be launched in March 2007, is helping to lead changes in FX market structure by offering the world’s first centrally-cleared, global FX marketplace. It will provide broader access to the FX market by making it possible for non-bank financial institutions to participate, creating potential for further growth in electronic trading volumes. FXMarketSpace will be accounted for as a joint venture. For more information, see note 15 on page 96.

Innovation programme
In December 2005 we launched our Innovation Programme. Its aim is to identify opportunities to use our content and technology expertise in projects which have the potential to fuel our medium to long-term growth. The programme looks for transformational business ideas that represent a ‘step out’ from or challenge to our existing activities.

During 2006 we developed a portfolio of projects and a pipeline of ideas and were pleased to see one project, Reuters NewsScope (see ‘New enterprise services’, on page 44 above), start to deliver revenue. Initiatives expected to contribute revenue in 2007/2008 include Reuters Market Light and Reuters Insight. Reuters Market Light takes us into an entirely new market, serving rural farming communities. Via their mobile phones, farmers receive accurate local pricing for their goods, together with weather information that directly influences their choices of when to harvest and to which market town to take their crops. An early version of the service is currently being piloted in northern India. Reuters Insight is aimed at mid-size companies looking to develop and sustain their international operations. It provides personalised content, together with access to relevant communities able to share expertise, which can help them to assess the political, environmental and social risks they may face. The service is currently in client testing.

Simplify our organisation in order to become stronger, more competitive and more efficient
We are working to deliver further improvements in our products and our customer service through a series of simplification initiatives and, through these, we are aiming to deliver £150 million in annualised cost savings by 2010. This is in addition to the £885 million of cost savings already delivered since 2001.

Changing the way our product development teams work
In 2006 we completed the integration of our development organisation into the business divisions to bring it closer to our customers. We are also streamlining our software development as we move to a smaller number of larger sites. By the end of 2006 over 40% of our development resource was in our centres in Bangkok and Beijing.

Simplifying our product delivery infrastructure and making it more robust
We aim to consolidate our data centres from 250 to 10 by 2010 as we move our customers and our products to a modern IP telecommunications network. In 2007 we are also working to consolidate our product delivery infrastructures into a common platform from which to deliver our products. We are aiming to deliver the first products over the new platform in 2008.

Transforming the way our content is created, collected and processed
We are investing in extensive automation of our content production and in content quality improvements. In 2006, our content quality programme focused on improving the timeliness and accuracy of fixed income data. In 2007, we will extend the programme to other asset classes.

Modernising our customer administration systems
We are modernising our administration systems in order to make it faster and easier for us to provide customers with access to our products and to simplify our ordering and billing processes.

02 Markets

(See pages 10-11 in the ‘Business review’)

Financial markets
 We and our customers are affected by global economic trends and by developments in the financial services markets. In this section, we provide a high level macro-economic overview of 2006 as the backdrop to our performance during the year and highlight the key market trends we believe will influence our ability to achieve our goals in 2007.

The global economy
The global economy saw good growth in 2006, showing solid levels of employment and consumer optimism during the year. In the US, concerns over inflation and consequent interest rate increases tempered growth, but to a lesser extent than many market watchers had predicted. Asia continued to thrive as China and India fuelled the region’s economic expansion and Japan showed steady, moderate growth. Economic growth in the Euro Zone accelerated at its fastest rate since 2000.

The global macroeconomic outlook for 2007 is relatively strong, with the International Monetary Fund (IMF) projecting global economic growth of around 5%. However, concerns persist about geopolitical risks, including intensifying inflationary pressures, a rebound in oil prices due to geopolitical uncertainty in the Middle East and elsewhere and the risk of a slowdown of the US economy.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

46	Company information continued

Financial services industry performance in 2006
2006 was a record year for investment banks whose revenues benefited from buoyant initial public offering and mergers & acquisitions markets, as well as from proprietary trading activities and increased services to hedge funds and private equity. However, financial services industry consolidation continued in Europe. Financial markets rebounded globally in the second half of the year after their earlier energy-driven sell-offs.

Shares indices

FX volumes continued to increase, driven by hedge and pension funds. Celent has estimated that average FX daily trading volumes will reach $4 trillion by 2010, up from $1.9 trillion in 2004.

Average daily turnover in traditional foreign
exchange markets US$ trillion

Trading in derivative financial instruments such as options and credit derivatives grew faster than any other asset class, and commodity and energy prices remained volatile.

Hedge funds continued to gain influence in the financial markets, now controlling more than $1 trillion in assets globally, and were some of the most active traders, accounting for up to half of total revenues at big equity brokers. The private equity industry also grew at an unprecedented rate.

Market outlook for 2007
Continued consolidation in Europe, together with the increasing automation of trading floors, is likely to put some pressure on front office jobs. US securities industry and UK ‘City’ employment is expected by commentators to level out over the next two years.

However, 2007 is still expected to be a good year for the financial markets. Commodity markets are likely to remain strong and volatile, and there seems to be no let-up in sight in the record growth of derivatives and structured products. Global uncertainty will drive continued FX volatility and volume, and proprietary trading is expected to show double-digit growth in assets like credit.

Key market trends
Market structures are continuing to evolve
•	FX markets are preparing for the shift towards an exchange-traded model as demonstrated by the willingness of banks and prime brokers to trade on FXMarketSpace.

•	Exchange consolidation is ongoing: CME announced a merger with CBOT; London Stock Exchange may still face the possibility of a takeover.

•	Continuing banking consolidation could increase the number of European banks big enough to compete directly with the largest US institutions.

The rise in electronic trading is set to continue in 2007 and beyond
•	Algorithmic trading, a key driver in the growth in electronic trading, is being more broadly adopted across asset classes and geographies.

•	By 2010 algorithmic trading is expected to account for more than half of all equities trading volume in the US.

•	Increasing automation of trading by investment banks and hedge funds is driving the demand for high speed, structured information and data management services.

The financial services industry is developing increasingly complex, highly structured financial products
•	Trading in instruments such as property derivatives and freight derivatives is increasing.

•	New types of instruments, such as longevity risk, are being conceived and launched.

•	The need to tackle climate change is driving growth in emissions trading – the European Climate Exchange launched the first emissions options contract in 2006.

•	A Shari’ah-compliant derivatives market is under development, with the potential to transform the financial landscape in the Middle East.

The hedge fund industry is expected to continue its growth and its importance to the financial markets ecosystem
•	Large funds are growing their assets much more rapidly than their smaller competitors.

•	Investment banks are likely to continue taking stakes in hedge funds as the distinction blurs between hedge funds and more traditional asset management firms.

•	Hedge funds are particularly active in driving demand for high-value content, including sources of market and company insight, as they look for trading advantage.

The information needs of investment managers are changing as the investment profile of funds becomes increasingly polarised
•	Investment funds appear to be polarising, with demand for absolute return/alternative investment strategies at one end of the spectrum, and large passive index portfolios on the other.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	47

•	Independent analysts are gaining market share as mutual funds seek more independent research.

Wealth management is the fastest-growing segment of the financial services marketplace
•	Growing life expectancy and intensifying pressure on pension provision reform is underpinning demand for wealth management services.

New market regulations are creating requirements for greater price transparency
•	Particular focus on the Markets in Financial Instruments Directive (MiFID) in the EU and Regulation NMS in the US: Reg NMS is expected to drive annual growth of over 70% in the number of trades routed inter-market.

•	Growing regulatory oversight across the world is likely to fuel demand for analytics, risk management, pricing, valuation, and data management tools.

Financial information technology spending is expected to continue rising in 2007
•	Banks in the Asia Pacific region are expected to increase their investments faster than elsewhere, according to Celent.

•	Hedge funds are beginning to demand improved service levels from their prime brokers, which is likely to trigger prime brokers’ IT spending.

Risk management systems are increasingly in demand
•	Recent hedge fund failures and concerns about systemic credit derivative risk have raised fears of market disruptions.

In media, user-generated content and social networks are increasing in popularity
•	Harnessing these trends will be key to building and sustaining online communities, audiences and brands.

Online advertising is growing rapidly
•	Online advertising is expected to grow seven times faster than traditional advertising in 2007, creating opportunities for brands with a strong online presence.

Use of broadband connectivity, mobiles and smart phones is growing
•	Rapid consumer adoption of new technologies is facilitating greater use of multimedia news, information and entertainment.

03	People

(See ‘Business review’ on page 12)

During 2006 our employees once more showed their adaptability, commitment and professionalism as the company continued to implement its growth and simplification plans. This has been demonstrated in several ways, including acquisition of new skills and experience, further improvements in customer satisfaction and the enduring focus on high standards to uphold our Trust Principles.

With our business, markets and customers continuing to experience rapid change, we seek to employ people who are highly talented, knowledgeable about the markets we serve, customer focused, adaptable and committed to learning and development. Our diverse employee base comprises over 100 nationalities, reflecting the different cultures and markets we operate in and bringing a range of perspectives that allow us to develop fresh and innovative ways to serve our diverse customers. This customer focus is also demonstrated in the improvement in our customer satisfaction scores which reflects the daily efforts of all our people.

As we continue to focus on making our products more competitive and extending our content, we have continued to expand our Bangalore content centre and Bangkok development centre. During the year we also established two more strategic centres. By the end of the year, the number of people working in our content centre in Gdansk, Poland and our software development and content operations centre in Beijing grew to almost 400. Overall, these four centres accounted for around half of the growth in our employee numbers during the year, balanced with targeted recruitment in our longer-established centres. New hires into sales and service and into roles to help us deliver our growth strategies accounted for the other half. Reflecting our drive to recruit new talent, over 50% of our employees have joined us in the last five years.

Employee communications
We use a variety of methods, including our intranet, to communicate with our geographically diverse workforce about the company’s strategy and priorities. Our ‘Daily Briefing’ provides an online multimedia information service covering news and events about the company and about our people. The CEO hosts webcasts, teleconference briefings and question & answer sessions for employees, and also meets informally with groups of Reuters employees around the world. At the start of the year, the CEO’s overall mission for the year ahead is explained. Through the performance management process, objectives in support of that mission are set for everyone. Regular meetings are also held between management, employees’ union representatives and other groups of employees so that employees’ views can be taken into account when making decisions which may affect their interests. Reuters European Employee Forum operates as a pan-European works council and the CEO and other executive directors meet with the Forum regularly.

Employee survey
We carry out annual employee surveys to identify issues that need to be addressed and areas to build on; the findings are communicated to employees. This year we have changed the external benchmarks against which we measure ourselves: instead of comparing ourselves to companies in transition, we now measure ourselves against the norms of high-performing companies. Although we have some way to go, we are closing the gap against this more challenging benchmark. The results of our most recent survey (November 2006) again showed year on year improvements across all the groupings that make up our employee engagement index (leadership, customer orientation, performance, employee commitment and career development). There were also improvements in every category covered by the survey. See the ‘Business review’ on page 12 for more information.

We have very strong scores on items related to the company brand and values – the three highest-scoring statements were: “I fully support the values for which Reuters stands” (90% favourable response), “I am proud to be associated with Reuters” and “Reuters provides a working environment that is accepting of ethnic differences” (both 89% favourable response). Highlighting areas for improvement, employees reinforced the need for further organisation simplification and improvements in performance management. The GLT has put in place a range of initiatives to continue to address these issues in 2007.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

48	Company information continued

Talent and performance management
We remain committed to retaining and developing our talent. Our company-wide talent review process, updated in 2006, involves management teams openly reviewing their people. This enables us to identify our highest performers and strongest talent and to create tailored plans to develop them. These processes covered nearly 6,000 people worldwide in 2006. We report regularly to the Board on these activities and the Board also reviews our succession plans for our most critical roles, to ensure that we have sufficient depth and breadth in our most senior talent pools (see pages 22–23 for further information).

Challenging ourselves to higher performance as a company has been mirrored by a renewed focus on the importance of performance management for individuals. New training has been made available to managers and in the lead up to annual performance reviews, training on how to give effective feedback was made available to all employees.

Employee development
We are making increasing use of technology to deliver globally consistent and constantly available learning for employees. Increasing amounts of our training for front-line employees focuses on our customers, their workflows and their needs rather than simply our products – and certification programmes ensure that the product and market knowledge of our customer-facing employees is kept up-to-date and tested on a regular basis.

We recognise that employees benefit from developing their team-building and leadership skills through participation in activities that strengthen Reuters relationships with the communities in which it is involved. For more information, see ‘Reuters in the community’ on page 49-50.

In 2006, we substantially increased the amount of development for our managers with new programmes aimed at middle and emerging managers to complement the first level manager programme that was rolled out in 2005. In addition, during the year we introduced a suite of eLearning modules that support managers new to Reuters, regardless of their level.

Our Innovation Programme, launched in December 2005, (see page 45 for more information), provides opportunities for talented and ambitious employees to develop their entrepreneurial skills by taking on challenging roles as members and leaders of Innovation project teams.

Employee safety
We recognise the courage and professionalism shown by our employees operating in conflict zones. We regularly review our policies, training and procedures for all employees. We have reaffirmed the standing instructions to our employees to avoid risks wherever possible and we provide hostile environment training, protective equipment and post trauma training programmes to all employees who may need them.

We have also reviewed and upgraded our readiness to protect employee safety in the event of a range of situations from terrorist activities to a potential avian flu pandemic.

Equal opportunities and diversity
We have extensive fair employment practices in place and, with the support of our Global Diversity Advisory Council, we are working to make Reuters an increasingly inclusive company. The Council is chaired by the CEO, and serves as an advisory board to the GLT on issues related to diversity.

In 2006, we initiated a global reverse mentoring programme in which GLT members were paired with more junior diverse employees with the aim of increasing their awareness of diversity issues. A regional version of this programme has just completed its fourth cycle in the US.

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

Our commitment to diversity has been formally recognised in several countries. For example, in the UK, we have been awarded the Two Ticks Disability Symbol User status, which recognises our good practice in employing disabled people and reinforces our commitment to creating a more diverse workforce. Reuters is also a member of the Employers Forum for Disability, and we have made use of the services of both AbilityNet (which supplies technology for disabled users) and Employment Opportunities (a UK charity helping people with disabilities to find and retain work). At our Bangalore Business Service Centre we have started to work with Enable India, an organisation which helps people with disabilities to find jobs.

We support the principles incorporated in South Africa’s Broad-Based Black Economic Empowerment (B-BBEE) Act of 2003 and recognise our responsibilities as an employer to comply with both the spirit and the letter of all relevant B-BBEE legislation and development initiatives. We have a plan in place to achieve full compliance with the Act, including employment equity, skills development, preferential procurement, enterprise development and corporate social investment.

04	Our commitment to ethics and compliance

We run our business with independence, freedom from bias, and integrity. We endeavour to do the right thing in all that we do, adhering to the values set out in the Trust Principles, our code of conduct, and the company’s policies, while we comply with the different laws and rules that apply to us in the countries where we operate. The company’s policies cover a wide range of subjects and include policies which give guidance to our employees in fair dealings with customers, suppliers, governments, competitors and each other. The policies are made available to employees through a ‘policy gateway’ which is a centralised online depositary of the policies and guidance on how to apply them.

Our efforts to maintain an environment at Reuters that promotes and protects our values is overseen by a global ethics and compliance steering group, chaired by the General Counsel and Company Secretary, which reports to the Audit Committee and periodically briefs senior management and the Board. As part of this global programme,

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	49

we train our employees on key ethics and compliance areas through online training programmes and face-to-face sessions; provide an anonymous and confidential system for staff to report concerns without the threat of retaliation; investigate and take appropriate measures when compliance issues are raised; and periodically assess the efficacy of the programme as a whole. On an individual level, ethics and compliance aspects are incorporated into our performance management system as we understand that each of us at Reuters must uphold the values and principles that have served Reuters well for so long.

05 Corporate responsibility

In our reporting on corporate responsibility we have sought to comply with the Association of British Insurers’ Guidelines on Responsible Investment Disclosure. In this Annual Report environmental matters are covered in the ‘Environmental impact’ section (see page 50), social matters are reported under ‘People’ (see page 47) and ‘Reuters in the community’ (see page 49), and governance matters are covered in the Governance section (see pages 38–43).

Corporate responsibility within Reuters is established as the way we carry out our business practices and conduct ourselves responsibly throughout our day-to-day activities, as determined by the Trust Principles. We steer our corporate responsibility strategy through our Corporate Responsibility Advisory Board, established in 2003, which comprises customer, supplier, investor and employee representatives. The Advisory Board considers workplace, marketplace, environment and community issues of relevance to our business and our employees and it is chaired by the General Counsel and Company Secretary, who represents it on the GLT and to the Board. As part of the risk management process which operates throughout the company, when relevant, environmental, social and governance risks are identified and mitigation plans are put in place. However, given the non-industrial nature of our business, we have just begun to collect base data about our environmental impact to assess the risks and opportunities presented. We have more work to do, including implementing an environmental impact recording system, to acquire this information. Further information about Reuters risk management processes is set out on page 41.

In 2006 we set the following corporate responsibility objectives:

•	Employees: increase employee satisfaction and develop mentoring programmes and affinity groups to raise awareness of diversity & inclusion issues;

•	Marketplace: develop an ethical code for our suppliers to adhere to when working with us;

•	Community: increase employee participation in our community volunteering programme to 18% of employees (2005: 12%);

•	Environment: raise awareness on environmental issues with customers (through our reporting from around the world on environmental matters), and with employees (through a Green Week to inform employees about how individual behaviours at work affect the environment); and

•	Governance: implement changes prompted by the 2005 Board effectiveness review and refresh the governance framework at below-Board level.

During the year we met each of these objectives.
For 2007, our objectives include:

•	Embedding our supply chain ethical code into our day-to-day sourcing activities (for information on the code, see Supply chain on page 50);

•	Raising employee participation in community engagement programmes to 20% worldwide by focusing on staff development opportunities and involvement with environmental causes;

•	Extending best practice in health and safety and family friendly policies to our operations worldwide;

•	Implementing an environmental management system for recording Reuters impact on the environment;

•	Publishing a document explaining and positioning Reuters corporate responsibility programme to employees and external audiences.

We are conscious that our system for measuring the impact of our corporate responsibility initiatives can be further developed. In 2006 we used the London Benchmarking Group reporting model for the first time to calculate our contributions to good causes. This model provides a standardised way of managing and measuring a company’s community involvement.

Reuters is included in the Dow Jones Sustainability Index, the FTSE4Good Index, the Ethibel Sustainability Indices and the Ethibel Pioneer Investment Register. Reuters Hong Kong has been accredited with ‘Caring Company’ status for the third year running by the Hong Kong Council of Social Service.

We make extensive information about our corporate responsibility programme available through our website.

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

During the year, the Foundation offered training opportunities to journalists and humanitarian workers from all over the world, providing journalism courses for over 750 journalists and media & communications skills courses for over 550 aid workers from UN agencies. In February 2006 Reuters became a member of the Global Business Coalition on HIV/AIDS, an organisation which aims to increase the range and quality of business sector AIDS programmes in the workplace and in the community. To build on our work in this area, Reuters Foundation ran its fourth annual workshop on HIV/AIDS reporting and hosted a panel debate in London on ‘Keeping the Spotlight on HIV-AIDS’, looking at the role of the media.

The Reuters Institute for the Study of Journalism was officially launched by Lord Patten, Chancellor of Oxford University, in November 2006. The institute will be a meeting point between academia and practising journalism and will provide a detached and informed perspective on the practice and impact of journalism. Sponsored by Reuters Foundation, the Institute builds on the partnership created by the Reuters Foundation Journalists Fellowship Programme at Green College, Oxford. Reuters Foundation will provide £1.75 million over five years to fund the international research

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

50	Company information continued

centre. Its activities will include both short and long-term research, seminars, conferences and debates; its aim is to identify and understand the issues that journalism raises worldwide.

Reuters AlertNet, established by the Foundation in 1997, enables relief agencies and the public to share information about emergencies and associated relief efforts. In addition to carrying breaking news on emergencies, the site also helps to ensure that disasters forgotten by the mainstream media are kept in the headlines.

MediaBridge, a project designed to improve news coverage by providing online training for reporters and detailed briefings on countries and issues was launched in July 2006. It is jointly funded by Reuters and the UK Department for International Development.

Reuters Foundation also sponsors the Reuters Foundation Digital Vision Program at Stanford University which enables technologists and other social entrepreneurs to work at Stanford and in the field for an academic year on projects designed to use technology to address issues in the developing world.

All employees may take one day of company time each year to engage in community activities. We focus on these activities during our annual Community Events Week programme. In 2006, over 3,000 employees from 58 locations participated, sharing their skills on projects ranging from hosted school visits, training workshops for community groups and fundraising work.

Reuters volunteers also continued to work on house building projects run by Habitat for Humanity. In the twelve months to March 2007 volunteers worked on projects in Sri Lanka, India, New Orleans, and South Africa.

We also operate programmes in the US and UK which match the charitable donations and fundraising efforts of our employees. Under these schemes we matched gifts of time and money amounting to £30,000 in the UK and just over $171,000 in the US. A similar scheme for employees across Asia was also launched in 2006.

Charitable cash donations totalled £1.8 million during 2006 (2005: £1.7 million).

It is the Group’s policy not to make political contributions and none were made in 2006.

Environmental impact
We are classified by Ethical Investment Research Services (EIRIS) as belonging to a sector with low environmental impact.

We recognise that our business has a role to play in the effective dissemination of environmental information. We have a network of around 50 Reuters journalists who are an authoritative resource on environmental issues, with a special focus on issues such as global warming, fossil fuel use and population growth. We also share our skills in the communication of environmental issues through the work of Reuters Foundation. Working with Com+ Alliance, a group of international organisations that embraces and supports sustainable development projects, in 2006 and 2007 we are providing nine courses for journalists on environmental topics and a programme to prepare journalists for coverage of the G8+ Climate Change Dialogue.

We recognise we have a responsibility to seek to reduce our impact on the environment by managing our facilities efficiently and by raising employee awareness of environmentally friendly choices at work, at home and when travelling. We have signed up to the new global 3c (Combating Climate Change) initiative led by Swedish energy company Vattenfall so that by engaging with thought leaders in this area we can increase our understanding of alternative resource-efficient technologies. There may be a role for these in the operation of our data centres which account for a significant proportion of our overall energy consumption.

During 2006 we worked with Bureau Veritas, an independent environmental consultancy, to identify the indicators we should track in order to measure our environmental impact. These are:

•	Energy: Total electricity consumption; percentage of green tariff electricity purchased;

•	Greenhouse gas emissions (CO2): Total volume of carbon dioxide equivalent produced;

•	Water: Total consumption;

•	Waste: Total waste produced, total waste recycled, waste recycled as a percentage of total produced;

•	Paper: Total quantity of paper purchased and percentage of which containing recycled content.

In 2006, we purchased a web-based environmental management system which we will implement in 2007, enabling us to collect data for the metrics identified above for our key office and data centre locations and to report the consolidated data periodically. This will help us assess our environmental impact and set targets to reduce it.

We recognise our business air travel has an impact on the environment. In 2006 we reduced it by 10% and wherever possible, we use alternatives to business travel, including video- and-teleconferencing. In 2007 we will pilot the use of carbon offsets for air travel by some of our global groups.

We continue to hold our annual staff awareness-raising event, Green Week, delivering information to staff in a variety of ways including films, visits, blogs, fundraising events, intranet briefings, exhibitions and competitions. Over 15% of staff from 18 locations took part in the 2006 Week. Changes arising from Green Week 2006 included improvements to waste streaming in our New York office and a programme of printer and fax machine reduction in our London offices. The initiative will be expanded in 2007 to deliver a 12-month rolling programme of Green Weeks around the world.

06 Supply chain

Sourcing
As a global company, we source goods and services from an extensive range of suppliers. Over the last 4 years we have reduced our supplier list, despite increasing the range of services we outsource. In 2006 3% of vendors accounted for 85% of our third party spend. The functions we outsource currently include telecommunications and network services, travel, print services, IT support and elements of back office administration. In 2006 we streamlined our sourcing operations into one global function (excluding content sourcing, which is managed by our Content group). During the year we received Chartered Institute of Purchasing & Supply certification for excellence in our sourcing processes.

In addition to producing content in-house, we aggregate and distribute data sourced from 250 exchanges and 6,000 contributors within our products. Our extensive global customer base and

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	51

distribution network make us an attractive distribution partner for content providers. We are implementing a content supplier management programme to raise the standard of contributed content to a level which meets our customers’ high expectations.

For more information, see ‘Overview of divisional performance’ on page 58.

Supply chain ethical code
As a company we are committed to developing relationships with suppliers whose standards are as high as our own. In September 2006 we launched our supply chain ethical code which forms the basis of our agreement with suppliers. Based on the recognised and well-regarded Ethical Trading Initiative Base Code, our code endorses expected standards of behaviour and gives us an opportunity to drive our commitment to ethical and environmental improvements and demonstrate a reduction of risk through our supply chain on a global basis. Suppliers will be required to confirm their adherence to the Code when selected as a supplier of goods and services to Reuters. If a supplier is found to be non-compliant, we will require it to achieve compliance within a reasonable time frame and we will work with it to assist this process.

Supplier payment terms
We agree terms of transactions, including payment terms, with suppliers in advance. Payment terms reflect country or regional norms throughout the world. In 2006 we focused on cash management, clarifying our terms with suppliers. Our policy is to make payments in accordance with the agreed terms, provided that suppliers have also acted in accordance with them. In the UK, we have signed up to the Better Payment Practice Code. Group trade creditors at 31 December 2006 were equivalent to 13 days’ purchases during the year (2005: 2 days). The company had no trade creditors at 31 December 2006 or 31 December 2005.

Communications networks
Our financial and media products are mainly delivered to customers over private secure high-speed communications networks. However, the public internet is becoming more accepted in many parts of the world and we use it extensively for our consumer content and for other content that does not require ultra-low latency. During 2005, we sold our network services/financial extranet subsidiary Radianz, a former joint venture with Equant NV, to BT. At the same time we entered into an eight and a half year outsourcing deal with BT, as a result of which BT provides the majority of our networks. This outsourcing deal will result in the migration of all products to IP-based services. It will enable us to deliver greater resilience, capability and flexibility through the use of industry standards. We have major technical centres in the Asian, European and American time zones, supported by smaller local data centres. The data centres are linked by communications services provided principally by BT/Radianz (see above) and SAVVIS, Inc. (Savvis). The services agreements with BT/Radianz and with Savvis are important to our ability to deliver products and services to customers. Summaries of these network services agreements and the Radianz purchase and sale agreements are given on page 152.

07 Governmental regulation

We are regulated by several bodies in the various jurisdictions in which we operate.

Under the provisions of the Financial Services and Markets Act 2000, Reuters Limited is regulated and authorised as a service company by the UK Financial Services Authority (FSA). Reuters Transaction Services Limited (RTSL), through which we offer our foreign exchange Matching products, equities order routing and our new suite of next generation transaction products such as Reuters Trading for Fixed Income and Reuters Trading for Exchanges, is also subject to regulation by the FSA. Since 1 April 2004 RTSL has been classified by the FSA as an Alternative Trading System (ATS). In accordance with the passporting provisions of the EU Investment Services Directive, RTSL provides its services throughout all member countries of the European Economic Area. RTSL is also subject to similar regulatory approvals in Australia, Hong Kong and Singapore, where it is approved by the Australian Securities and Investments Commission, the Hong Kong Monetary Authority and Securities and Futures Commission respectively, and by the Monetary Authority of Singapore.

FXMarketSpace Limited, our 50/50 joint venture with the CME, is regulated by the FSA as an ATS.

RTSL’s sister company in the United States, Reuters Transaction Services LLC (RTS LLC), is responsible for an equity order routing and indications of interest network. It is also licensed to offer trading in other instruments such as interest rate swaps. RTS LLC is subject to regulation by the National Association of Securities Dealers, Inc. (NASD). For its equity derivatives products as offered through Reuters Trading for Exchanges, RTS LLC has also been approved by the National Futures Association and is a member of the Commodity Futures Trading Commission.

To comply with anti-money laundering regulations and to reduce the opportunity for Reuters transactions products to be used as a conduit for money laundering operations, all our regulated subsidiaries operate appropriate ‘know your customer’ systems and controls.

08 Supplementary information

Details of our registered office and headquarters can be found on page 146.

Details of substantial shareholdings can be found on page 144.

Details of the waiver of dividends can be found in note 32 on page 119.

Details of our share buy-back can be found on page 149.

Details of our research and development activity and expenditure can be found on pages 79, 85 and 93–94.

The Auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution that they be reappointed will be proposed at the AGM to be held on 26 April 2007.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

52	Selected financial highlights

The selected financial information set out below is derived from the consolidated financial statements. The selected financial data should be read in conjunction with the financial statements and related notes (pages 75–128), as well as the OFR on pages 54–72.

Prior to 2005, the Group prepared its audited annual financial statements under UK Generally Accepted Accounting Principles (UK GAAP). From 1 January 2005, the Group has been required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS. The financial statements take account of the requirements and options in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ as those requirements relate to the 2004 comparatives included in the financial statements.

IFRS differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between IFRS and US GAAP relevant to the Group are explained on pages 129–133.

The consolidated financial statements of the Group included in this annual report are presented in pounds sterling (£). On 31 December 2006, the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York was $1.96 = £1; on 9 March 2007 the Noon Buying Rate was $1.93 = £1. Additional information on exchange rates between the pound sterling and the US dollar is provided, on page 149.

Consolidated income statement data
for the year ended 31 December
£m (except per share data)	Notes	2006	2005	2004

Amounts in accordance with IFRS

Continuing activities:

Revenue		2,566	2,409	2,339

Operating profit		256	207	194

Profit before tax		313	238	396

Profit after tax		293	229	356

Profit from discontinued activities		12	253	19

Profit for the year		305	482	375

Basic earnings per ordinary share		23.6p	32.6p	26.0p

Basic earnings per ordinary share – continuing activities		22.6p	16.3p	25.4p

Diluted earnings per ordinary share		23.1p	31.7p	25.4p

Diluted earnings per ordinary share – continuing activities		22.2p	15.9p	24.8p

Basic earnings per ADS	1	141.9p	195.8p	156.1p

Basic earnings per ADS – continuing activities	1	135.6p	97.8p	152.7p

Diluted earnings per ADS	1	138.7p	190.3p	152.2p

Diluted earnings per ADS – continuing activities	1	133.1p	95.4p	148.8p

Dividends declared per ordinary share	2	10.25p	10.0p	10.0p

Dividends declared per ADS	2

Expressed in UK currency		61.5p	60.0p	60.0p

Expressed in US currency		115.1c	111.4c	105.8c

Weighted average number of ordinary shares (in millions)		1,297	1,396	1,400

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	53

Consolidated income statement data continued
for the year ended 31 December
£m (except per share data)	Notes	2006	2005	2004	2003		2002

Amounts in accordance with US GAAP

Continuing activities:

Revenue		2,566	2,503	2,370	2,669		2,955

Income/(loss) before taxes on income		343	207	501	(8)		198

Income after taxes on income		294	211	395	23		168

Income/(loss) after taxes (including minority interest) from discontinued activities		12	185	44	(51)		(273)

Net income/(loss)		306	396	439	(28)		(105)

Basic earnings/(loss) per ordinary share		23.6	28.4p	31.4p	(2.0p	)	(7.5p	)

Basic earnings per ordinary share – continuing activities		22.7	15.1p	28.1p	1.6p		12.0p

Diluted earnings/(loss) per ordinary share		23.2	27.6p	30.5p	(2.0p	)	(7.5p	)

Diluted earnings per ordinary share – continuing activities		22.3	14.7p	27.4p	1.6p		12.0p

Basic earnings/(loss) per ADS	1	141.8p	170.2p	188.2p	(12.0p	)	(44.8p	)

Basic earnings per ADS – continuing activities	1	136.0p	90.8p	168.5p	9.8p		72.1p

Diluted earnings/(loss) per ADS	1	139.3p	165.4p	183.2p	(12.0p	)	(44.8p	)

Diluted earnings per ADS – continuing activities	1	133.6p	88.2p	164.3p	9.7p		72.1

Dividends declared per ordinary share	2	10.25p	10.0p	10.0p	10.0p		11.1p

Dividends declared per ADS:	2

Expressed in UK currency		61.5p	60.0p	60.0p	60.0p		66.7p

Expressed in US currency		115.1c	111.4c	105.8c	105.1c		99.6c

Weighted average number of ordinary shares (in millions)		1,297	1,396	1,400	1,396		1,395

Consolidated balance sheet data
at 31 December
		Restated	[3]
£m	2006	2005		2004

Amounts in accordance with IFRS

Total assets	1,920	2,137		2,580

Net assets	172	511		570

Shareholders’ equity (attributable to the parent)	172	511		371

Share capital	496	467		455

£m	2006	2005	2004	2003	2002

Amounts in accordance with US GAAP

Total assets	2,022	2,326	2,743	3,280	3,789

Shareholders’ equity	281	705	568	514	804

Notes:

1	Each ADS (American Depositary Share) represents six ordinary shares.

2	Dividends declared for 2002 include UK tax credits. Dividends declared for 2003–2006 exclude UK tax credits. Amounts receivable could be higher for US shareholders who have elected to retain benefits of the old US/UK tax treaty. For further information relating to dividends and the UK taxation of dividends see page 145.

3	The 2005 IFRS balance sheet has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability (see ‘Basis of accounting’ on page 78). The impact of recognising these commitments is to increase current liabilities and to decrease shareholders’ equity in accordance with IFRS at 31 December 2005 by £59 million.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

54	Operating and financial review

Financial review
Non-GAAP measures
A number of measures used in the following commentary and elsewhere in this report are ‘non-GAAP’ figures, which are business performance measures used to manage the business, that supplement the IFRS-based headline numbers. These include ‘underlying change’, ‘trading costs’, ‘trading profit’, ‘trading cash flow’, ‘adjusted EPS’, ‘free cash flow’ and ‘net debt/net funds’. Brief descriptions of these terms are provided below. A more detailed discussion of these non-GAAP measures, including the rationale for using them and reconciliations to the most directly comparable IFRS indicator, is provided on pages 67–72.

Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals.

Constant currency change is calculated by excluding the impact of currency fluctuations.

Trading costs are calculated by excluding the following from operating costs from continuing operations: restructuring charges associated with Reuters completed business transformation plans, which include Fast Forward (a three year business transformation programme completed in December 2005) and acquisitions, impairments and amortisation of intangibles acquired via business combinations, and fair value movements included in operating costs; and adding back foreign currency gains and other income (both of which are included in other operating income).

Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with Fast Forward and acquisitions, impairments and amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. Trading margin is trading profit expressed as a percentage of revenue.

Trading cash flow is calculated by including capital expenditure and excluding the following from cash generated from continuing operations: restructuring cash flows associated with completed business transformation plans, which include Fast Forward and acquisitions, cash effect of derivatives used for hedging purposes and cash flows which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters.

Adjusted EPS is calculated as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, investment income, fair value movements, disposal profits/losses and related tax effects.

Free cash flow measures cash flows from continuing operations, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters.

Net debt/net funds represents cash, cash equivalents and short-term deposits, net of bank overdrafts and other borrowings.

Group performance
Summary results	2006	2005	2004
Year to 31 December	£m	£m	£m

Continuing operations

Revenue	2,566	2,409	2,339

Operating costs	(2,351)	(2,251)	(2,187)

Other operating income	41	49	42

Operating profit	256	207	194

Net finance costs	(15)	(12)	(12)

Profit on disposal of associates, joint ventures and available-for-sale financial assets	76	38	203

Share of post-tax (losses)/profit from associates and joint ventures	(4)	5	11

Profit before tax	313	238	396

Taxation	(20)	(9)	(40)

Profit for the year from continuing
operations	293	229	356

Profit for the year from discontinued
operations	12	253	19

Profit for the year	305	482	375

Basic EPS	23.6p	32.6p	26.0p

Adjusted EPS	17.1p	13.8p	11.8p

Revenue, costs and profit	2006	2005*	Actual		Underlying		2004*
Year to 31 December	£m	£m	change		change		£m

Recurring	2,363	2,235	6%		4%		2,158

Usage	132	104	26%		24%		92

Outright	71	70	3%		4%		89

Total revenue	2,566	2,409	7%		5%		2,339

Operating costs	(2,351)	(2,251)	4%				(2,187)

Operating profit	256	207	24%				194

Operating margin	10%	9%	–				8%

Trading costs	(2,258)	(2,075)	9%		7%		(2,013)

Trading profit	308	334	(8%	)	(11%	)	326

Trading margin	12%	14%	–		–		14%

*	2005 and 2004 have been restated to reclassify £7 million and £6 million respectively of recurring revenue to usage revenue.

Revenue
Full year revenue grew 6.5% to £2,566 million (2005: £2,409 million). Exchange rate movements accounted for 0.3 percentage points of this growth, and acquisitions, mainly the full year impact of the 2005 acquisition of Telerate, accounted for 1.4 percentage points of revenue growth.

On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, revenue growth was 4.8%. Core Plus initiatives contributed 1.3 percentage points (£32 million) to revenue growth. All four elements of Core Plus – electronic trading, high value content, new enterprise services and new markets – contributed to revenue growth.

Volume growth, the 2006 price increase and recoveries (exchange fees and specialist data) accounted for 3.5 percentage points of growth. The key drivers of volume growth were: new sales and migrations to Reuters 3000 Xtra; Reuters Knowledge (principally on the buy-side); Enterprise Datafeeds and Trade and Risk Management software.

Recurring revenue, which represented 92% of our revenue in 2006 (93% in 2005), was £2,363 million (2005: £2,235 million). This represents an increase of 6% on an actual basis (4% underlying) compared to 2005.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	55

Usage revenue, 5% of our revenue in 2006 (4% in 2005), grew by 26% (24% underlying) to £132 million (2005: £104 million) compared to 2005.

Outright revenue, 3% of our revenue in 2006 (3% in 2005), totalled £71 million, compared to the £70 million of 2005.

Revenue grew in all divisions, as discussed more fully in the ‘Divisional performance’ on pages 58-62.

Revenue also grew in all geographical regions. The Americas saw growth of 9% (underlying 8%), driven by strong sales of Enterprise solutions and Media services and good progress with Reuters Knowledge. Asia grew 7% (underlying 6%) benefiting from improved trading conditions in Japan, market-leading positions in China and India and the inclusion of Telerate revenues for the full 2006 year. Europe, Middle East & Africa revenues grew 5% (underlying 3%) with strong trading in the Nordic region, Russia and the Gulf, counterbalanced by consolidation in the German, Swiss and Italian markets.

In the 2005 Annual Report and Form 20-F, the 2006 Outlook noted an expected acceleration of revenue growth through Reuters Core Plus investment programme against a backdrop of favourable market conditions, and targeted total revenue growth of around 5%. This target included 2005 acquisitions and a percentage point of growth from Core Plus, but excluded currency effects. Constant currency revenue growth for 2006 of 6.2% was ahead of our target.

Operating costs and trading costs
Total operating costs were £2,351 million, an increase of 4% from 2005. The drivers of this increase are largely explained in the context of the movement in trading costs (as defined above and reconciled to operating costs on page 70). Trading costs totalled £2,258 million in 2006 (2005: £2,075 million), up 9% on 2005. New investment in Core Plus growth and transformation initiatives, net of early savings, contributed £109 million to cost growth in 2006. Inflation added approximately 3% to base costs, and additional costs of £21 million were incurred to invest in service resilience. Acquisitions added a further £30 million, principally Telerate, and data recoveries costs added a further £25 million. Offsetting these key drivers of cost increases were savings from the Fast Forward programme, totalling £80 million, as anticipated in the 2006 Outlook included within the 2005 Annual Report and Form 20-F.

Trading cost increases were partially offset by much lower Fast Forward restructuring and acquisition integration costs. Total restructuring charges in 2006 were £13 million, compared to £112 million in 2005. 2005 charges included £94 million in respect of the Fast Forward restructuring programme, which completed at the end of 2005, and £18 million in respect of Telerate acquisition integration. The £13 million charged in 2006 relates only to acquisition integration, principally Telerate.

Operating costs also include the impact of movements in the fair value of derivatives and other financial assets, including embedded derivatives within our revenue and supplier contracts. Movements in fair values added £25 million to total operating costs in 2006, compared to £16 million in 2005.

Operating profit and trading profit
Operating profit totalled £256 million in 2006 (2005: £207 million), an increase of £49 million over 2005, largely reflecting the lower Fast Forward restructuring costs.

Trading profit (as defined above and reconciled to operating profit on page 69) was £308 million in 2006 (2005: £334 million). Trading profit was largely driven by revenue growth, the last tranche of Fast Forward savings, continued tight cost control and £10 million of benefit from acquisitions. However, these benefits were more than offset by the £77 million net new investment to drive Core Plus, taking into account revenues and early cost savings generated by the initiatives during the year.

The business delivered an operating profit margin of 10% (2005: 9%) and a trading margin of 12% (2005: 14%).

Profit for the year from continuing operations
Profit for the year from continuing operations was £293 million (2005: £229 million). The year-on-year increase of £64 million is largely due to the improved operating profit discussed above and the increase in profits from asset disposals. The sale of the majority of our stake in Factiva realised a profit of £76 million, whereas the £38 million of disposal profits in 2005 came largely from further sales of our stake in Tibco Software Inc. (TSI).

Net finance costs of £15 million increased by £3 million over the previous year, reflecting the net outflow of cash for the share buy-back programme and special contributions made towards funding the majority of the deficit position on two UK defined benefit pension schemes.

Income from our associates and joint ventures in 2006 generated a loss of £4 million, compared to a profit in 2005 of £5 million. The losses in 2006 largely reflected the expected initial losses in Reuters new investments in FXMarketSpace and TIMES NOW, along with set-up costs incurred to establish FXMarketSpace. Profits in 2005 largely reflected the results of Factiva, which ceased to be accounted for as a joint venture in October 2006.

The tax charge for the year was £20 million, compared to £9 million in 2005. As in 2005, the current year has benefited from the settlement of prior year tax matters. A reconciliation of the actual tax charge to the tax charge expected by applying the standard 30% UK rate of corporation tax to the reported profits is provided in note 6 to the financial statements on pages 86–87.

Profit for the year from discontinued operations
We have no activities which are required to be classified as discontinued operations in 2006. An additional gain of £12 million has been recognised in 2006 arising from the disposal of Instinet Group in 2005, compared to the £253 million profit recognised in 2005. The 2005 result was largely made up of the post-tax profit of £191 million on the disposal of Instinet Group and £68 million profit after tax from Instinet Group’s business operations prior to its sale in December 2005.

Earnings per share
Profit for the year was £305 million (2005: £482 million), resulting in basic EPS of 23.6p, down 9p from the prior year, mainly due to the decrease in profits from disposals for the period. Adjusted EPS (as defined above and reconciled to basic EPS on page 69) was 17.1p in 2006, up 24% from the previous year, reflecting lower net restructuring charges and a reduction in the number of shares in circulation, due to the share buy-back programme.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

56	Operating and financial review continued

Summarised cash flow and free cash flow
Summarised Group cash flow	2006	2005	2004
Year to 31 December	£m	£m	£m

Net cash flow from operating activities	258	253	226

Acquisitions and disposals	(2)	206	384

Purchases of property, plant and equipment, and intangibles	(228)	(185)	(136)

Proceeds from sale of property, plant and equipment	5	3	66

Dividends received	3	5	5

Proceeds from issue of shares	32	10	6

Share buy-back	(527)	(223)	–

Equity dividends paid to shareholders	(134)	(140)	(140)

Equity dividends paid to minority interests	–	(23)	–

Other movements	7	21	(8)

Movement in net (debt)/funds	(586)	(73)	403

Opening net funds/(debt)	253	326	(77)

Closing net (debt)/funds	(333)	253	326

Reconciliation of cash flow from
continuing operations to free cash flow
from continuing operations	2006	2005	2004
Year to 31 December	£m	£m	£m

Cash flow from continuing operations	311	268	307

Net interest paid	(19)	(7)	(19)

Tax paid	(34)	(11)	(34)

Special contributions to pension schemes	187	–	–

Capital expenditure	(228)	(178)	(117)

Proceeds from sale of property, plant and equipment	5	3	49

Dividends received	3	5	4

Interim funding repayment from Telerate	–	(18)	18

Repayment of funds to BTC	–	26	–

Free cash flow from continuing operations	225	88	208

Note: Refer to page 72 for reconciliation to Group cash flows.

Cash generated from continuing operations was £311 million, compared to £268 million in 2005. The year-on-year improvement of £43 million was driven by lower restructuring charges than 2005 and savings achieved under the Fast Forward programme. It was also driven by a movement in working capital outflow of £50 million (2006: £115 million; 2005: £65 million), although excluding the contribution of £187 million towards funding pension deficits, working capital improved significantly on 2005.

Free cash flow from continuing operations was £225 million (2005: £88 million). This reflects lower cash restructuring charges and management action to improve working capital, partially offset by higher capital expenditure, cash tax and interest charges. Movements in working capital were £111 million positive, although some of this improvement was due to timing around year-end cash flows which will reverse in 2007.

Investment in software and development projects has increased by £66 million, reflecting higher levels of development under Core Plus. Tangible capital spend has reduced by £16 million, reflecting the completion in 2005 of the move to Reuters head office in London’s Canary Wharf, partially offset by new investment in data centres. Total capex of £228 million was higher than the £220 million anticipated in the 2006 Outlook in the 2005 Annual Report and Form 20-F, reflecting additional investment to improve data centre resilience.

Trading cash conversion from continuing operations, (i.e. trading cash flow divided by trading profit) in 2006 was 111% (2005: 77%) with the increase in capital expenditure more than offset by working capital improvements.

Net debt was £333 million, compared to net funds of £253 million in 2005, a movement of £586 million. The significant movements in net debt include:

•	Free cash inflows of £225 million, as noted above;

•	Special contributions of £187 million towards funding the deficit in two UK defined benefit pension schemes;

•	The ongoing cost of the share buy-back programme, amounting to £527 million;

•	Dividend payments of £134 million; and

•	Net outflow from acquisitions and disposals of £2 million, including £79 million from the disposal of Factiva.

Dividends
Dividends paid in 2006 totalled £134 million. The final dividend to be proposed in respect of 2006 is 6.9p per share, an increase of 12% on the prior year, reflecting our continued confidence in the future performance of our business. The total dividend in respect of 2006 is 11p, an increase over 2005 of 10%.

We are committed to maintaining a progressive dividend policy, which reflects our long-term earnings potential, whilst moving towards minimum dividend cover of at least two times based on adjusted earnings.

Balance sheet
The net assets of the Group are £172 million, a reduction of £339 million on the previous year. This reduction primarily reflects the return of funds to shareholders through the share buy-back programme.

The main movements in the Group balance sheet between 2006 and 2005 are:

•	The capitalisation of property, plant and equipment and intangible assets of £290 million, offset by annual depreciation and amortisation charges of £141 million.

•	A change in the composition of our net debt (net funds in 2005), with lower cash holdings and higher debt being offset by lower pension obligations due to the special contributions towards funding the deficits in two UK defined benefit pension schemes.

		Restated
Summarised Group balance sheet	2006	2005	2004
Year to 31 December	£m	£m	£m

Non-current assets	1,314	1,179	1,025

Current assets	606	957	1,410

Non-current assets classified as held for sale	–	1	145

Total assets	1,920	2,137	2,580

Current liabilities	(913)	(797)	(1,249)

Non-current liabilities	(835)	(829)	(714)

Liabilities associated with non-current assets classified as held for sale	–	–	(47)

Total liabilities	(1,748)	(1,626)	(2,010)

Net assets	172	511	570

Shareholders’ equity	172	511	371

Minority interest	–	–	199

Total equity	172	511	570

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	57

Our largest acquisition during the year was that of Application Networks for £22 million, which completed in June 2006. Other acquisitions included two small Telerate distributor businesses in India and Italy. We also made a number of investments in associates and joint ventures, including a 26% holding in TIMES NOW of £11 million; and an initial contribution of £8 million to establish FXMarketSpace as a joint venture with the CME (an additional £6 million was invested by each partner in early 2007 towards the total commitment of $45 million for each partner intended to bring the joint venture to a cash flow positive status; the partners evaluate on an ongoing basis whether additional funding may be required).

Disposal activity for the year included the sale of the majority of our 50% stake in Factiva to Dow Jones for net cash proceeds of £79 million, resulting in a gain on sale of £76 million.

The 2005 IFRS balance sheet has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability. During the closed period following the 2006 year end, the Group repurchased 12.0 million shares (2005: 13.5 million shares, 2004: nil) under these commitments at a total cost of £53 million (2005: £59 million, 2004: £nil). The impact of recognising these commitments is to increase current liabilities and to decrease shareholders’ equity by £53 million (2005: £59 million, 2004: £nil). There is no impact on reported profit, cash flow or earnings per share. Share repurchases under the buy-back programme totalling £137 million for the period 1 January 2006 to 7 March 2006, which included the £59 million described above, were disclosed previously under note 38 ‘Post balance sheet events’ in the 2005 Annual Report and Form 20-F.

2007 Outlook
In 2007, we expect to deliver underlying revenue growth of 6% or better, in line with our plans for strong sustainable revenue growth in the medium term, assuming continued growth in the financial services industry. Trading margins are expected to increase to 13–14% in 2007, putting us on track to achieve our medium term trading margin target of 17–20%. Operating margins are expected to perform similarly but will be subject to additional impact from factors that cannot be predicted such as fair value movements in embedded derivatives.

We expect to keep capital expenditure in 2007 at similar levels to 2006.

Although currency had a negligible effect on trading profit, the impact of sterling strength against the euro and US dollar is expected to be more material in 2007 if current rates persist. This is because major sources of revenue growth – our largest accounts worldwide, for example – are typically dollar priced while the size of Reuters dollar denominated cost base has reduced. At current exchange rates and currency mix, a 5 cent weakening/strengthening in either the US dollar or the euro would decrease/increase trading profit by approximately £10 million.

We will actively manage our capital structure to maintain a strong investment grade rating of BBB+/Baa1 and, to the extent that we generate cash surplus to our needs, will continue to seek to return that cash to shareholders. Based on current investment plans, Reuters expects to increase the buy-back during 2007 to £400–£425 million, which includes £250 million remaining of the £1 billion buy-back announced in July 2005. In future, share buy-backs will be considered periodically, based on business performance, investment opportunities and the BBB+/Baa1 ratings target.

We invested a net £77 million in our Core Plus initiatives in 2006 taking into account revenues and early cost savings generated by the initiatives during the year. Looking forward, our targets for Core Plus are that the combination of increased revenues and new cost savings, net of the investment required to deliver these, will improve the impact on trading profit by £60 million in 2007 and by a further £105 million in 2008. Actual trading profit in each of these years will also be impacted by other factors such as the performance of our core business and currency movements.

2005 results compared with 2004
Revenue
Full year revenue grew by 3% to £2,409 million (2004: £2,339 million). This was our first full year of revenue growth since 2001. On an underlying basis, revenue was approximately the same as in 2004. Acquisitions, particularly of Telerate, accounted for most of the difference between actual and underlying increases, with the remainder due to currency movements. In the newly integrated Telerate business, sales focus on revenue retention post-acquisition drove better than expected revenue performance.

Recurring revenue was £2,235 million (2004: £2,158 million). This represented an increase of 4% on an actual basis (1% underlying) compared to 2004, and was the first time underlying recurring revenue had grown since 2001.

Usage revenue grew by 13% to £104 million (2004: £92 million). This was driven by strong performance from Reuters transaction services as well as higher advertising revenue from reuters.com.

Outright revenue totalled £70 million (2004: £89 million), a decline of 22% compared to 2004. This decline was mainly due to our continued withdrawal from technology consulting as part of the Fast Forward programme, which completed in 2005.

Operating costs and trading costs
Total operating costs were £2,251 million, an increase of 3% from 2004 (£2,187 million). The drivers of the increase are largely explained in the context of the movement in trading costs (as defined above). Trading costs were £2,075 million in 2005 (2004: £2,013 million), up 3% on an actual basis (flat on an underlying basis), demonstrating our continued cost discipline. The differences between the underlying and actual increases are mostly related to acquisitions, principally Telerate, with the remainder due to currency movements.

Additionally, Fast Forward restructuring costs of £94 million were £26 million lower than the previous year. The Fast Forward business transformation completed in 2005, with outsourcing communications to BT/Radianz, further headcount reductions and expansion in Bangalore and Bangkok resulting in further annualised savings of £126 million.

We also incurred £18 million of acquisition related integration costs, principally relating to Telerate. We invested £41 million in the second half of 2005 in Core Plus transformation projects and growth initiatives. These included investment in new electronic trading products and rationalising data centres and product development units.

Operating profit and trading profit
Operating profit rose from £194 million to £207 million, reflecting improved trading performance.

Trading profit was £334 million in 2005 (2004: £326 million). Trading margin remained at 14%, after expenditure on investments in the Core Plus programme.

Profit for the year from continuing operations
Profit in 2005 from continuing operations was £229 million, a decrease from £356 million in 2004 driven by a reduction in profits on asset

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

58	Operating and financial review continued

disposal. Net finance costs were comparable to 2004 at £12 million due to a similar net debt position throughout the year, prior to the disposal of Instinet Group. The tax charge was £9 million compared to £40 million in 2004 mainly due to the benefit of settling prior year tax matters.

Profit for the year from discontinued operations
Profit from discontinued operations rose from £19 million to £253 million, largely due to the post-tax profits of £191 million on the disposal of Instinet Group and £68 million profit after tax from Instinet’s business operations prior to sale. This was partly offset by losses on the sale of Radianz to BT, and on the partial disposal of the Group’s interest in Bridge Trading Company (BTC) to Instinet Group.

Earnings per share
Profit for 2005 was £482 million (2004: £375 million), resulting in basic EPS of 32.6p, up 6.6p from 2004. Adjusted EPS was 13.8p, up 2p from 2004, reflecting a stronger trading profit and a reduction in the number of shares in circulation due to the share buy-back programme.

Summarised cash flow
Cash generated from continuing operations was £268 million (2004: £307 million) and free cash flow was £88 million (2004: £208 million). The year-on-year decline was driven by increases both in capital investment and restructuring charges. Higher capital investment resulted from our move to our London headquarters at Canary Wharf, stepped-up investment in data centres and the capitalisation of product development and software costs. 2005 cash restructuring costs were £147 million (2004: £100 million), of which £132 million represented the peak year for Fast Forward cash charges and the remainder related mainly to the integration of Telerate. Cash flow in 2004 also benefited from £49 million of proceeds from the sale of property, plant and equipment disposals which did not recur in 2005.

Net funds were £253 million (2004: £326 million). Excluding £507 million of net funds from Instinet Group in 2004, 2005 shows a year-on-year improvement in net debt to net funds. This was largely due to cash flow from operations of £268 million and net cash proceeds from disposals/acquisitions (mainly Instinet) of £710 million, partially offset by net purchases of assets of £182 million, dividend payments of £140 million, and payments made as part of the share buy-back programme of £223 million.

Dividends
Dividends paid were £140 million in 2005 and 2004. The final dividend was 6.15p per share in line with 2004.

Balance sheet
The net assets of the Group reduced to £511 million in 2005, from £570 million in 2004. The main movements in the balance sheet were:

•	The disposal of Instinet Group – reducing both total assets and liabilities upon sale and reducing the minority interest in Instinet Group to zero.

•	The impact of the share buy-back programme, which decreased shareholder funds by £283 million (which includes £59 million in current liabilities resulting from irrevocable commitments entered into during the close period).

•	An increase in non-current liabilities, principally reflecting an increase in net pension obligations from £256 million to £310 million, largely as a result of changes to key assumptions underpinning the net liability valuation (both the rate of return and discount rate decreased which resulted in a larger present value liability).

The largest acquisition in 2005 was Telerate for £122 million. Other acquisitions included Action Images and Ecowin.

Disposals included Reuters 62% stake in Instinet Group to NASDAQ. Prior to this disposal, Reuters had sold BTC to Instinet Group and had received a dividend from Instinet Group following the sale of its Lynch, Jones & Ryan subsidiary to The Bank of New York. The net proceeds from all these transactions totalled approximately £630 million.

Other disposals included the sale of 16 million shares in TSI for £63 million resulting in a profit of £33 million, and the sale of Radianz to BT for £115 million cash resulting in a loss of £4 million.

Divisional performance
Overview
We operate through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. They are closely aligned with the user communities they serve and they are responsible for defining, building and managing products. The business divisions have profit and loss responsibility. Revenues and trading profit for the two years to 31 December 2006 are analysed by business division in the following sections. Further information on revenue by division and by geography is included in note 1 of the financial statements on page 84.

During 2006, we transferred our development and data teams to become part of the business divisions, to align these teams more closely with our divisional plans. These plans are being further strengthened by our investment in the quality and timeliness of Reuters data. Operationally, we have introduced a new end-to-end framework for managing products through their entire lifecycle, simplifying the process and enabling us to make the most of our resources and maximise the return on our investments.

Shared infrastructure design is provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.

We face competition in most of the market sectors and geographical areas in which we operate. We monitor the competitive landscape actively in order to be able to respond to market developments.

The business divisions serve customers through our Global Sales and Service Operations group which is split into geographic regions: the Americas, Asia, and Europe, Middle East & Africa. In addition, we run our Focus Group Accounts team as a global sales and support channel for our largest customers. Locally, members of our sales and service teams work with customers to build relationships and to identify the correct Reuters products to meet customer needs and to feed back customer needs to the business divisions. Through regular training visits, our customer training specialists work with end-users to ensure they get full value from our products. In addition we provide product, content and technical support by telephone and email from three regional hubs, one based in each principal time zone. We also offer proactive telephone support and remote learning to help users of our premium products get the most out of their service. To increase awareness of the latest developments in our product range, we have a travelling showcase for Reuters products called ‘brightspot’.

Our Editorial and data groups support the work of all four business divisions by reporting, producing, collecting, quality-checking, packaging and delivering an extensive range of news and financial information.

Our financial data comes from an array of sources such as exchanges, over-the-counter markets, our customers, research services and other contributors such as energy and fixed income data providers, as well as from our own news, research and data operations.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	59

Our editorial team of 2,400 text, television and photo journalists aims to report the news to the highest standards of accuracy, insight and timeliness. Representing some 90 nationalities, they report from nearly 200 bureaux in 19 languages. They filed 3 million news items in 2006 to customers in the form of text, pictures, TV, video and graphics.

Our coverage includes data from 250 exchanges, more than 1.5 million bonds, 250,000 foreign exchange and money market instruments and award-winning commodities and energy content. This is further complemented by data from around 6,000 financial services contributors. In addition, our fundamentals and estimates data is recognised as a leading source of high quality financial information, covering over 45,000 companies worldwide.

Sales & Trading division
Overview
Sales & Trading – our largest business division – serves the information, trading and post-trade connectivity requirements of buy and sell-side customers in the foreign exchange, fixed income, equities and other exchange traded instruments, and commodities & energy markets. The division’s major strategic focus is to become the leading provider of content and transaction services for traders and salespeople worldwide, across a broad spectrum of asset classes. Our customers include market makers, sales traders, traders at investment firms and corporate treasurers. In addition, we continue to identify opportunities in new asset classes.

Our premium desktop product is Reuters 3000 Xtra. Its users are financial markets professionals who require a powerful combination of deep, global, cross-asset news and content combined with sophisticated pre-trade decision-making, analytics and trade connectivity tools. It includes Reuters Messaging, which enables end-users to interact with their peers in the financial community.

Our trading suite of products offers trade connectivity, electronic trading, order-routing and post-trade tools to enable customers to trade with each other and connect their systems to electronic markets. We now have a range of trading and post-trade services for FX and money markets, fixed income and exchange traded instruments. Our strategic product set includes Reuters Dealing 3000, Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges. Through Reuters Dealing 3000, our customers have access to a trading community of 18,000 FX and money market traders globally.

Reuters Trader is our mid-tier product which we also offer in versions targeted at regional markets. Users of our mid-tier and domestic products typically require only a subset of Reuters overall content and capabilities. We are working to complete the migration of our customers from older products to new Reuters Trader products, many of which are browser-based.

Our Sales & Trading information products compete with Bloomberg, Thomson Financial, Sungard, Telekurs, IDC, and Factset, as well as stock exchanges, plus a number of smaller local and regional competitors which offer information products for the financial markets. In the electronic trading business we compete with exchanges, particularly in the energy and commodity markets; direct market access providers such as Lava and Sonic, now owned by banks (which are also our customers); order management system providers, which are increasingly adding information and trading capabilities; single-bank portals and multi-bank portals such as FX All; and other electronic execution venues such as Market Axess, Thomson TradeWeb, EBS (now owned by ICAP) and Bloomberg.

Financial performance
 Sales & Trading division summary
operating and trading results

	2006	2005 *	Actual	Underlying
Year to 31 December	£m	£m	change	change

Revenue	1,690	1,613	5%	3%

Trading costs	(1,476)	(1,373)	8%	6%

Restructuring charges	(12)	(76)

Other operating income (in trading costs)	(20)	(16)

Impairments and amortisation of business combination intangibles	(17)	(14)

Fair value movements in expenses	(18)	(16)

Operating costs	(1,543)	(1,495)	3%

Other operating income	27	37

Operating profit	174	155	13%

Operating margin	10%	10%

Trading margin	13%	15%

*	In 2006, Reuters made changes to the allocation of revenue and trading costs between business divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to increase Sales & Trading revenue by £18 million and trading costs by £19 million. 2005 comparatives have also been restated to reallocate £1 million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.

Reconciliations between the IFRS and non-GAAP measures are provided on pages 69–72.

Sales & Trading returned to underlying revenue growth in 2006 under a new management team led by Mark Redwood. The key to profitable growth lies in focusing on a small number of standard technology platforms, and on high-margin transactions-related revenue. In 2006, revenue of £1,690 million was up 5% on an actual basis, and 3% on an underlying basis after accounting for growth generated by the acquisition of Telerate during 2005. The major drivers of revenue growth were sales of 3000 Xtra, helped by favourable market conditions, and transaction revenues, helped by strong FX markets.

Recurring revenue within Sales & Trading grew 4% on an actual basis and 2% on an underlying basis. The biggest growth driver was Reuters 3000 Xtra, which saw subscription revenue grow by 12% on an actual basis and 8% on an underlying basis. While this increase was driven in part by migrations from other Reuters desktop products, the highest proportion came from new sales, benefiting from favourable market conditions, new sales into areas such as credit derivatives and customers wanting to trade on new transactions services. Reuters Trader for Commodities also saw encouraging growth, reflecting volatile energy and commodities markets.

Strong foreign exchange markets, as well as new services such as prime brokerage, also drove growth of 23% on an actual and underlying basis in Sales & Trading usage revenues, taking them to £93 million. Reuters conversational dealing services also saw revenue growth driven by an active global market and emerging markets expansion. Reuters leading position in FX is creating significant new growth opportunities such as the FXMarketSpace joint venture with the CME.

Transactions services were the major area of growth-focused Core Plus investment in Sales & Trading during 2006. Reuters Trading for Foreign Exchange saw encouraging volume growth, while Reuters Trade Notification Service is beginning to establish itself as an industry standard for post-trade messaging among FX brokers and their clients. The launch of Reuters Trading for Exchanges, which enables customers to transact exchange-traded instruments, was recently boosted by an agreement with BNY ConvergEx to offer its global trading services through this platform, bringing the number of brokers live on the platform to eight.

Operating costs increased to £1,543 million in 2006 (up 3% on an actual basis), reflecting an increase in trading costs, partially offset by lower Fast Forward restructuring charges.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

60	Operating and financial review continued

Trading costs increased to £1,476 million in 2006 (up 8% on an actual basis and up 6% on an underlying basis), driven by significant investment in Core Plus initiatives such as transactions services and customer service infrastructure, the effect of which was offset to some extent by operating efficiencies and reductions in communications costs. These initiatives are expected to deliver further underlying revenue growth, and margin improvement, in 2007 and beyond.

A key part of strengthening our position in Sales & Trading in 2006 was to migrate former Telerate customers to the latest Reuters products. In line with the integration plan, the Telerate migration was completed in Europe and Asia by the end of 2006, and is due to be completed in the Americas and with our largest global customers in 2007. Telerate profits are in line with the original acquisition plan. A restructuring charge of £13 million relating to the integration of Telerate was taken in 2006, with the majority (£12 million) incurred within the Sales & Trading division. Restructuring charges have reduced significantly compared to 2005 as the Fast Forward programme came to an end.

In 2006, operating profit was £174 million, up 13%. The reduction in the 2006 restructuring charge was the primary driver of this growth, as increased revenues were partially offset by the cost of Core Plus investments. Trading profit declined by 10% on an actual basis and 17% on an underlying basis.

Research & Asset Management division
Overview
The Research & Asset Management division focuses on supporting portfolio managers, wealth managers, investment bankers, research analysts and corporate executives who make complex financial decisions outside the trading environment. There was a smooth management transition at year end, with Michael Peace taking over responsibility for the division on the retirement of Julie Holland.

The Research & Asset Management division is responsible for the Reuters Knowledge and Reuters Wealth Manager product families.

The Reuters Knowledge family is targeted at the research and advisory communities, including investment bankers and analysts, portfolio managers, company executives and others focused on company and industry-specific research. Reuters Knowledge offers an integrated package of public and proprietary information about companies, securities, industries and markets plus economic data, news and other content. Knowledge can be integrated with Reuters flagship real time information desktop product, Reuters 3000 Xtra, for users who require significant real-time, deep cross-asset coverage or transaction capabilities.

The Reuters Wealth Manager family is targeted at wealth managers and retail brokers who require financial information services that can be integrated closely into their workflow, helping users manage their clients’ portfolios better and allowing more time to concentrate on building deeper client relationships. The Reuters Wealth Manager family includes content on a wide range of single asset and collective investment funds provided by our Lipper subsidiary. Lipper is a global leader in the provision of independent fund research, analysis and ratings.

As well as its core services, the Research & Asset Management division also receives a share of revenue from Reuters 3000 Xtra and the Reuters 2000/3000 range of legacy products, by reference to the nature of the customer taking the product.

In the Research & Asset Management arena, we compete with Bloomberg, Thomson Financial, Factset and Standard & Poor’s, as well as smaller niche players. Our Lipper funds information business competes with Morningstar, plus a number of local domestic players.

Financial performance
Research & Asset Management
division summary operating and
trading results

	2006	2005 *	Actual		Underlying
Year to 31 December	£m	£m	change		change

Revenue	298	258	15%		12%

Trading costs	(305)	(276)	10%		8%

Restructuring charges	–	(11)

Other operating income (in trading costs)	(4)	(3)

Impairments and amortisation of business combination intangibles	(3)	(3)

Fair value movements in expenses	(3)	–

Operating costs	(315)	(293)	7%

Other operating income	5	–

Operating loss	(12)	(35)	(63%	)

Operating margin	(4% )	(13% )

Trading margin	(2% )	(6% )

*	In 2006, Reuters made changes to the allocation of revenue and trading costs between business divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to decrease Research & Asset Management revenue by £10 million and trading costs by £12 million.

Reconciliations between the IFRS and non-GAAP measures are provided on pages 69-72.

The Research & Asset Management division made progress towards profitability in 2006, with revenues of £298 million up 15% (12% on an underlying basis) beginning to drive more significant economies of scale.

Research & Asset Management aims to provide independent content and insight to the following user communities: Investment Banking, Investment Management & Corporates and Wealth Management.

Investment Banking, Investment Management & Corporates were the major revenue drivers for the division in 2006, with total revenues growing 27% on an actual basis and 22% on an underlying basis to £171 million. Revenues were driven by the addition of 3,000 standalone Reuters Knowledge positions (bringing the total to 14,000) and the sales of Reuters Knowledge embedded in Xtra and datafeeds. The superior quality of Reuters company fundamentals and estimates data was key to driving growth in both feeds and desktops. Reuters also benefited as customers broadened their global coverage, by providing in-depth information on emerging markets such as China and India.

Revenue from the Wealth Management customer base grew 2% on an actual basis and 1% on an underlying basis to £127 million. Ongoing management actions to restructure unprofitable low tier desktop business limited top line growth, but moved this part of the business closer to profitability. Customer demand is growing for datafeed and online solutions within their wealth management workflow and for Lipper funds information. Simplification will remain a key Wealth Management theme in 2007 with the beginning of convergence of several existing products onto the global Reuters Knowledge for Wealth Management platform.

Operating costs were £315 million in 2006, up 7% driven primarily by trading cost increases, partially offset by lower Fast Forward restructuring charges. Trading costs were £305 million in 2006, up 10% on an actual basis and 8% on an underlying basis. In 2006, the business saw significant investments under the Core Plus programme in high value content and new functionality for Reuters Knowledge. With Reuters Knowledge now on a quarterly release cycle, new content can be released to customers more quickly. The 2005 acquisition of Ecowin also contributed profits in 2006. Partially offsetting the higher trading costs were lower Fast Forward restructuring charges.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	61

Research & Asset Management generated a net operating loss of £12 million in 2006, compared to a loss of £35 million in 2005, despite additional Core Plus investment costs in 2006. This improvement was primarily driven by the improved revenue growth.

In 2007, Research & Asset Management is expected to sustain its strong revenue growth, and improve profitability. Initiatives, such as the formation of a primary research group to create and sell proprietary content, are expected to deliver benefit over a longer time horizon, and are being well received in early client testing.

Enterprise division
Overview
Reuters aggregates information to give a single view of the financial markets and the events that move them. Our Enterprise division provides information and software that support business automation within the capital markets, for example, automated trading and regulatory compliance.

Our products include:

•	Reuters DataScope real-time datafeeds, streams of machine- readable price data delivered over our networks at high speed for use in customers’ information and trading services;

•	Reuters DataScope pricing and reference data which help banks and financial organisations achieve regulatory compliance by delivering accurate financial instrument prices and reference material for the capital markets globally. In 2006 we launched a new distribution platform, Reuters DataScope Select, to support back office and fund valuation processes;

•	Reuters Market Data System, a resilient content distribution software platform that enables banks to deliver high volume and low latency data into a wide variety of financial systems;

•	Trade and Risk Management systems to help banks manage their trading position and monitor their exposure to trading risk. In 2006, we acquired Application Networks Inc., whose coverage of credit derivatives and structured financial products complements our existing strengths in FX and treasury risk management; and

•	Reuters Messaging, a secure online messaging service that connects financial professionals within and across existing communities of interest.

Several stock exchanges compete with our real time datafeed business by providing low-latency real-time feeds of their data direct to banks and financial institutions. In addition, feedhandlers and application-programmable interface developers such as Wombat, Infodyne and ACTIV Financial compete with us in the market data delivery arena. Our pricing and reference data offerings compete primarily with Bloomberg, Telekurs, and IDC. Competitors in the supply of risk products and market data systems or related components include Algorithmics, Murex, Summit Systems, Sungard Data Systems, Misys, GL TRADE and a large number of smaller firms.

Financial performance
Enterprise division summary operating and trading results
	2006	2005 *	Actual	Underlying
Year to 31 December	£m	£m	change	change

Revenue	408	385	6%	6%

Trading costs	(323)	(291)	11%	10%

Restructuring charges	(1)	(17)

Other operating income (in trading costs)	(5)	(5)

Impairments and amortisation of business combination intangibles	(3)	(4)

Fair value movements in expenses	(3)	–

Operating costs	(335)	(317)	6%

Other operating income	6	8

Operating profit	79	76	3%

Operating margin	19%	20%

Trading margin	21%	24%

*	In 2006, Reuters made changes to the allocation of revenue and trading costs between business divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to decrease Enterprise revenue by £8 million and trading costs by £7 million. 2005 comparatives have also been restated to reallocate £1 million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.

Reconciliations between the IFRS and non-GAAP measures are provided on pages 69–72.

The Enterprise division, under the leadership of Peter Moss, achieved a strong return to revenue growth in 2006. Revenue of £408 million was up 6% both on an actual and underlying basis.

Our financial services customers are looking to grow revenues and cut costs through increased levels of business automation. The Enterprise division is well placed to help them achieve these goals, and has made significant progress during 2006.

Enterprise Information area saw the best revenue growth within the Enterprise division. On both an actual and an underlying basis revenues grew 13% to £220 million. Financial services customers are consuming more and more data as they seek to provide a competitive edge for their customers, and become increasingly sophisticated in the valuation of financial instruments and funds and understanding of risk. The breadth, depth and reliability of Reuters Enterprise Information make it a market leader in these fields.

Trade and Risk Management also benefited from demand for business automation, and saw revenues grow 13% on an actual basis (12% on an underlying basis) to £92 million. The Kondor+ trade and risk management desktop product was significantly upgraded in the course of the year, and the launch of Kondor+ Trade Processing added front-to-back office trade management capabilities to further the automation of trading businesses. Application Networks was acquired and integrated during 2006. Although its initial contribution to revenues was small, the sales pipeline for 2007 is strong.

Information Management Systems (IMS) continued to see revenue declines – by 11% on an actual basis (12% on an underlying basis) – to £96 million, driven by the move to desktop based solutions at smaller sites, withdrawal from the hardware business and the fact that the majority of customers have now migrated from legacy platforms onto Reuters Market Data System (RMDS). By the end of 2006, IMS had seen the majority of the flow-through effect of migrating customers from legacy TIB/Triarch systems to the RMDS, as well as from exiting other legacy business. New Core Plus products such as the Reuters Wireless Delivery System and Reuters Tick Capture Engine started to generate revenue in 2006, and are expected to make a larger

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

62	Operating and financial review continued

contribution in 2007. Widespread customer use of RMDS as a platform for making information available throughout an enterprise is of key strategic importance to Reuters.

Enterprise operating costs in 2006 were £335 million, up 6% driven primarily by trading cost increases, partially offset by lower Fast Forward restructuring charges. Trading costs in 2006 were £323 million, up 11% on an actual basis and 10% on an underlying basis. During 2006, the Enterprise division invested in a series of new initiatives under Core Plus to broaden its suite of business automation solutions. For example, Reuters Datafeed Direct, Reuters DataScope Tick History, the Reuters Tick Capture Engine and Reuters NewsScope all support evolving trends in automated trading.

Although Core Plus investment reduced 2006 trading profit, trading margin remained above 20%. Operating profit increased slightly in 2006 to £79 million, helped by the reduction in Fast Forward restructuring charges, though the operating margin decreased to 19%. In 2007, Enterprise is targeting higher levels of revenue growth and improved profitability.

Media division
Overview
The Media division creates, packages and distributes news and information services to the world’s newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services across online, mobile, and IPTV platforms. Reuters Media products provide comprehensive and timely news and information as text, video, graphics and photos. Reuters Media targets media professionals and influential consumers who need fast, accurate and trusted news and information to keep them informed. Reuters news and information reaches over 1 billion people every day through our worldwide media partners, and Reuters online sites reach a unique audience of 16 million individuals globally each month.

In June 2006, we re-launched Reuters Pictures, our online photo product and archive used by media outlets worldwide. In September 2006, we launched the first virtual news bureau in Second Life, an online virtual world, helping us to strengthen our online media brand and profile. We sold the majority of our 50% stake in our Factiva joint venture to Dow Jones (our joint venture partner) for £79 million in December 2006.

Our main competitors in the supply of news to the media are Associated Press, Agence France Presse, Dow Jones and Bloomberg News. In the direct-to-consumer market, we compete with a variety of local and global providers including the BBC’s websites and Yahoo! Finance.

Financial performance
Media division summary operating
and trading results	2006	2005	Actual	Underlying
Year to 31 December	£m	£m	change	change

Revenue	170	153	11%	10%

Trading costs	(154)	(135)	13%	12%

Restructuring charges	–	(8)

Other operating income (in trading costs)	(2)	(2)

Impairments and amortisation of business combination intangibles	(1)	(1)

Fair value movements in expenses	(1)	–

Operating costs	(158)	(146)	8%

Other operating income	3	4

Operating profit	15	11	43%

Operating margin	9%	7%

Trading margin	10%	12%

Reconciliations between the IFRS and non-GAAP measures are provided on pages 69–72.

The Media division delivered strong growth in 2006, with revenues of £170 million up 11% on an actual basis (10% on an underlying basis). The major drivers of revenue growth were new sales of TV subscriptions and growth in online advertising. Chris Ahearn strengthened his team during the year by adding online editorial, marketing, technology and advertising expertise.

Revenue from Agency Services grew 7% on actual basis (6% on an underlying basis) to £143 million, driven principally by strong new sales of TV subscriptions, particularly in the Middle East and Central and Eastern Europe, and increased customer use of picture services. As publishers and broadcasters retrench and seek to control their direct editorial costs, new revenue opportunities for Reuters News Agency have opened and continued to be pursued. In addition, the demand for video for inclusion in the online properties of traditional newspaper clients has fuelled demand for Reuters television feeds.

Consumer Media revenue grew 38% on an actual and 39% on an underlying basis to £27 million, driven principally by strong growth in online advertising on the reuters.com sites.

Trading profit declined on an actual basis, but remained stable on an underlying basis, with a strong performance from the Agency business offset by the investment under Core Plus to capitalise on the high growth rates in interactive media. Operating profit increased in 2006 to £15 million, helped by the reduction in Fast Forward restructuring charges.

In 2007, the division is expected to maintain similar levels of growth, at improved margins, as it begins to realise scale advantages in the newer businesses and benefits from the increased functionality of its new web platform.

Supporting financial information
Management of risks
Details of the financial risk management objectives and policies of the company and the exposure of the company to financial risk are provided in ‘Internal control’ on page 41 and in the financial statements within note 17 on page 99.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	63

Pending transactions and post balance sheet events

There are no material pending transactions.

Details of post balance sheet events are given on page 127.

Treasury policies
Reuters treasury function is a cost rather than profit centre. All treasury activity takes place within a formal control framework under policies approved by the Board. As such, all transactions which are undertaken are designed to mitigate risk within the business or to secure funding. At no time do we undertake speculative transactions or transactions without an underlying commercial rationale.

The key objectives of the treasury function are to ensure sufficient liquidity exists to meet funding needs and to manage the interest rate and currency risks arising from the Group’s operations and its sources of finance.

Financing
We finance the business from a mixture of cash flows from operations, short-term borrowings from banks, commercial paper issuance, backed up as required by committed bank facilities, and debt issuance in the capital markets. We manage our net debt position and interest costs to support our continued access to the full range of debt capital markets. We expect to be able to finance our current business plans from ongoing operations and our external facilities.

Net cash flows are applied to reduce debt, placed in short-term deposits with financial institutions holding strong credit ratings or used to repurchase the company’s own shares as part of an announced buy-back programme designed to enhance shareholder returns. During 2006, £527 million was applied to market purchases of the company’s own shares (for information about the company’s share repurchases, see page 116). At 31 December 2006, the Group had net debt of £333 million.

Reuters is rated by the three principal credit rating agencies. As at 31 December 2006, our long- and short-term ratings were Fitch A–/F1, Moody’s A3/P-2 and Standard and Poor’s A–/A-2. Following the announcement on 1 March 2007 that Reuters expects to increase the buy-back during 2007 to £400–425 million, which includes the £250 million remaining of the £1 billion buy-back announced in July 2005, Standard and Poor’s and Fitch Ratings both revised downwards the long-term rating from A- to BBB+ and Moody’s have put the rating under review for a possible downgrade. Going forward, we will actively manage our capital structure to maintain an investment grade rating of BBB+/Baa1.

We borrow in various currencies, at both fixed and floating rates, and use derivative contracts to create the desired currency and interest rate basis. The conversion of net investments in foreign operations into the Group’s reporting currency of sterling, for accounting purposes, creates translation exposure. To mitigate this effect, to the extent that the Group has core debt it will be held in currencies approximately proportionate to the currency profile of the Group’s net assets.

In broad terms, using the average net debt position, a 1% increase in global interest rates would have reduced profit before tax in the year by approximately £2 million (2005: £2 million) before the impact of hedging.

Multicurrency revolving credit facility
In October 2006, we entered into a committed multicurrency revolving credit facility for £680 million. This replaced an existing committed syndicated credit facility of £480 million and a bilateral loan facility of

£24 million. At 31 December 2006, we had available £623 million under the facility, following utilisation of £57 million in the form of a standby letter of credit. There were no cash drawings from the facility during 2006. The commitment expires, and any final repayment is due in October 2011, unless one-year extension options are exercised in October 2007 and October 2008 (at the banks’ discretion). In this instance, the latest expiry date would be 2013.

The facility is on customary terms and conditions. Drawings under the facility may be made in sterling, euros or other currencies agreed at the time and bear interest at LIBOR plus a margin, variable according to the long-term credit rating of the company. The facility cross-defaults upon default by Reuters in payment or acceleration of any other borrowings in excess of £20 million. The facility contains no financial covenants.

Euro Commercial Paper Programme
A £1.5 billion Euro Commercial Paper Programme is available in respect of which we had obligations of £122 million at 31 December 2006. The minimum outstanding during 2006 was nil and the maximum was £319 million.

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

Euro Medium Term Note Programme
We also have available a £1 billion Medium Term Note Programme. At 31 December 2006, we had outstanding obligations of £510 million under the programme, repayable at various dates up to November 2010 including a €500 million (£337 million) public bond, issued in November 2003 and maturing in November 2010, and a €250 million (£168 million) floating rate note, issued in November 2006 and maturing in November 2008. The minimum outstanding during 2006 was £341 million and the maximum was £510 million.

The programme is on customary terms and conditions. The programme has no final maturity date but the prospectus, containing financial information, is updated each year. Debt is issued at market rates agreed between the issuer and the dealer. The programme documentation contains no financial covenants and notes in issue have no cross-default provision.

Short-term uncommitted facilities
In addition, we have short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £117 million. At 31 December 2006, £24 million of the facilities were utilised in the form of bank overdrafts.

Contractual financial obligations
The following table summarises our principal contractual financial obligations at 31 December 2006, certain of which are described in the consolidated financial statements and notes. We expect to be able to fund such obligations from ongoing operations and external facilities.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

64	Operating and financial review continued

Contractual obligations
at 31 December 2006			Payments due by period

		Less than	1-3	3-5	After 5
	Total	1 year	years	years	years
	£m	£m	£m	£m	£m

Finance lease payables	4	2	2	–	–

Debt obligations (including
future interest payments)	907	217	299	391	–

Pension obligations*	131	68	58	5	–

Other provisions and liabilities**	95	59	23	8	5

Operating leases	652	88	149	115	300

Purchase obligations	981	164	293	370	154

Total contractual obligations	2,770	598	824	889	459

*	Net pension obligations are recorded on the balance sheet at £131 million (£145 million pension obligations less £14 million pension funds in surplus). As there is discretion under the various schemes as to the amounts the Group will contribute to settlement of the net pension obligation, the amounts provided are estimates.

**	Other provisions and liabilities (excluding net pension obligation) on the balance sheet total £119 million. Of this, £95 million are financial liabilities that require settlement in cash. Additionally, the balance sheet contains a deferred tax liability of £110 million. No estimate has been provided for these in the table above as they are not contractually obligated financial liabilities.

Foreign exchange
Almost 90% of our revenue is denominated in non-sterling currencies. We also have significant costs denominated in foreign currencies with a different mix from revenue. In some cases, product pricing is denominated in a foreign currency which gives rise to embedded derivatives, for which movements in value are recognised in profit or loss. Our profits are therefore exposed to currency fluctuations.

In broad terms, using the 2006 mix of profits, a 5 cent weakening/ strengthening in either the US dollar or the euro would decrease/ increase 2007 trading profits by approximately £10 million.

Exchange rate movements in 2006 had a £3 million net impact on operating profit.

		Operating	Operating
	Revenue	cost	profit
Currency impact	£m	£m	£m

Impact of:

Weaker euro	(3)	1	(2)

Stable dollar	4	(3)	1

Weaker yen	(9)	4	(5)

Other currencies	1	(1)	–

Exchange rate movements	(7)	1	(6)

Change in currency mix	10	(7)	3

Total currency movements	3	(6)	(3)

No unremitted profits are hedged with foreign exchange contracts as the company judges it inappropriate to hedge non-cash flow translation exposure with cash based instruments.

Forward foreign exchange contracts, currency options and foreign exchange swaps are used to manage, where appropriate, the effects of transaction exposure and certain intercompany transactions which impact profits. Transaction exposure occurs when, as a result of trading activities, an entity receives cash in a currency different to its functional currency.

Critical accounting policies
Our accounting policies comply with IFRS as adopted by the EU. These policies and associated estimation techniques and judgements have been reviewed by management and discussed with the Audit Committee, who have confirmed they are the most appropriate for the preparation of the 2006 financial statements.

Accounting policies involving management judgement
In preparing the financial statements, management has made its best estimates and judgements of certain amounts included in the financial statements. The areas discussed below are considered to be the most critical. The accounting policies underpinning the financial statements are outlined on pages 78-82, which also include reference to the areas of judgement within the accounting policies.

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

Note 13 of the financial statements on pages 93–94 outlines the key assumptions. Management has determined that no impairments are required for 2006 (2005: nil; 2004: £18 million).

Intangible assets
Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalised when it meets the criteria outlined in IAS 38 ‘Intangible Assets’. Such assets are then systematically amortised over their useful economic life (normally between three and five years). Additionally, the costs of acquiring software licences and costs incurred in bringing software into use are capitalised, and amortised over the expected life of the licence (normally five years).

There is judgement involved in determining an appropriate framework to consider which expenditure requires capitalisation and which should be expensed. Amounts capitalised in 2006 for development and software total £114 million (2005: £40 million; 2004: £26 million).

Defined benefit pension plans
We operate a number of defined benefit plans, some of which also include post-retirement medical benefits. For material schemes, their valuation is determined by independent actuaries. These valuations and the income statement charge require assumptions to be made in respect of future income levels, expected mortality, inflation, the long-term rate of return on the scheme assets, rate of increase in social security costs and medical cost trends, along with the discount rate used to convert the future cash flows into a present value. These assumptions are reviewed annually.

The amounts recorded in the annual charge (service cost and interest cost offset by the expected return on assets) are sensitive to changes in these assumptions. Actuarial gains and losses are recognised fully in the Statement of recognised income and expense.

Note 25 on pages 111–114 provides further details of the annual charges (£30 million) and the net outstanding pension obligation (£131 million), quantification of the underlying assumptions and an estimate of the impact on the financial statements to changes in the most critical assumptions.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	65

Share-based payments
IFRS 2 ‘Share-based Payment’, which we have elected to apply only to share awards granted after 7 November 2002 which had not vested by 1 January 2005, recognises that options represent an element of remuneration for services provided by employees and should be reflected as a charge against profit. The charge, which is spread over the vesting period of the award, is the fair value of the award at grant date and is calculated using an option pricing model.

A combination of Black Scholes and Monte Carlo simulation models has been used to calculate the fair values of awards. The use of these models requires management to make a number of assumptions including expected life of the options, historic volatility of Reuters shares and expected dividends for the life of the option. Management has considered historical data and made use of best practices in making these assumptions.

The total cost of share schemes in 2006 was £30 million (2005: £30 million; 2004: £22 million). For additional information, refer to note 33 on page 120.

Provisions
The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.

The largest provisions relate to restructuring programmes, which cover primarily leasehold properties and severance. For severance provisions, the provision is only recognised where employees have a valid expectation, or have already been told, of their redundancy. A number of leasehold properties have been identified as surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by Reuters. A judgement has also been made in respect of the discount factor, based on a risk-free rate, which is applied to the rent shortfalls.

Additionally, we are subject to certain legal claims and actions (see note 35 on page 124 ). Provision for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, and/or providing for any associated legal costs. The level of any provision is inevitably an area of management judgement given that the outcome of litigation is difficult to predict.

Other provisions are held where the recoverability of amounts is uncertain, where the actual outcome may differ from the resulting estimates.

Segment reporting
Our primary segmental reporting is by business division. We operate through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. In order to report segmental results, it is necessary to determine a methodology to allocate revenues, operating costs, other operating income, assets and liabilities to those segments.

Each division is responsible for specific products’ revenues, except for the Reuters 2000/3000 range of products and Reuters 3000 Xtra. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division, by reference to the nature of the customer taking the product. This is determined on a client-by-client basis.

Where operating costs relate to a specific division, they are mapped directly to that division. Where operating costs are shared, activity-

based costing (ABC) techniques are used to split these costs between divisions. The Reuters ABC tool (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using different drivers of cost. These cost drivers (e.g. the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of costs.

Other operating income is allocated to divisions using a similar methodology to operating costs.

Assets and liabilities are attributed to business divisions using methodologies consistent with those applied to revenue and costs. Assets and liabilities are segmented to the extent that they relate to the operating activities of the divisions. Assets and liabilities related to financing activities, including cash balances, are not segmented.

Divisional results could alter with the application of other allocation approaches and as improvements to the Profitability Insight model are made. In 2006, Reuters made changes to the allocation of revenue and costs between business divisions, to reflect changes in the management of certain products. 2005 and 2004 comparatives have therefore been restated within relevant business divisions.

Taxation
We are subject to tax in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognise liabilities for anticipated tax audit issues, based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Under IFRS and US accounting standards, in assessing which deferred tax assets to record on the balance sheet, management has made subjective judgements over the projected future profitability of certain legal entities.

US GAAP
Reconciliations of net income and shareholders’ equity under IFRS and US GAAP are set out on page 132. A discussion of the relevant US accounting policies which differ materially from IFRS is given on pages 129-131 in the ‘Summary of differences between IFRS (as adopted by the EU) and US GAAP’. Details of recent US GAAP accounting pronouncements are given on page 133.

Critical accounting policies as stated above are consistent with those under US GAAP.

Off-balance sheet arrangements
The Group does not have any off-balance sheet arrangements, as defined by the SEC, that have, or are reasonably likely to have, a current or future effect on the Group’s financial position or results of operations material to investors.

Risk factors
Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the company’s financial condition, results of

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

66	Operating and financial review continued

operations and business, and our management’s strategy, plans and objectives. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the Risk Factors discussed below. Any forward-looking statements made by the company or on its behalf speak only as of the date they are made. We do not undertake to update any forward-looking statements.

We may not be able to realise the anticipated benefits of our Core Plus growth and transformation strategy
The Core Plus growth and transformation strategy includes investing in new revenue initiatives and transformation initiatives, including content and development transformation, common platform, customer administration and data centre rationalisation. There can be no assurance of achievement of these objectives or of the exact timing or extent to which the anticipated benefits of this programme will be realised.

Unfavourable conditions in financial markets may have a significant adverse effect on our business
Our business is dependent upon the health of the financial markets and the participants in those markets. Our trading products are dependent on the level of activity in those markets. If these conditions were to worsen or in the event of significant trading market disruptions or suspensions there could be adverse effects on our business. In addition, our business could be adversely affected by further consolidation among clients and competitors.

Currency fluctuations and interest rate fluctuations may have a significant impact on our reported revenue and earnings
The Group reports results in pounds sterling but receives revenue and incurs expenses in more than 70 currencies and is thereby exposed to the impact of fluctuations in currency rates. Currency movements resulted in a small impact on our operating profit in 2006. A strengthening of sterling from current levels, especially in relation to other currencies in which we derive significant revenues or hold significant assets, could adversely affect results in future periods. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in the Group’s consolidated financial statements. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

We may experience difficulties or delays in developing or responding to new customer demands or launching new products
Our business environment is characterised by rapid technological change, changing and increasingly sophisticated customer demands and evolving industry standards. If the company is unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to respond and adapt to technological advancements and changing standards, its business may be adversely affected. In addition, the company may delay or halt the launch of new products and services; its existing products and services may cease to be attractive to customers; and new products and services that we may develop and introduce may not achieve market acceptance. In the event any of the foregoing occurs, our financial results could be adversely affected.

We are dependent on third parties for the provision of certain network and other services
We have outsourced the day-to-day operation of most of our networks to BT/Radianz, which also provides network services to other companies. In connection with the 2001 acquisition of certain businesses and assets of Bridge Information Services (Bridge), we entered into a network services agreement with Savvis which was the primary provider of network services to Bridge. In addition, Savvis had a network services agreement with Telerate which we acquired with our acquisition of Telerate. Failure or inability of any third party that provides significant services to us, such as BT/Radianz or Savvis, to perform its obligations in a timely manner could adversely affect our financial results.

Our business may be adversely affected if our networks or systems experience any significant failures or interruptions or cannot accommodate increased traffic
Our business is dependent on the ability to rapidly handle substantial quantities of data and transactions on computer-based networks and systems and those of BT/Radianz, Savvis and others. Any significant failure or interruption of such systems, including terrorist activities, could have a material adverse effect on our business and results of our operations. The continuing increase in the update rates of market data may impact product and network performance from time to time. Factors that have significantly increased the market data update rates include: the emergence of proprietary data feeds from other markets; high market volatility; decimalisation; reductions in trade sizes resulting in more transactions; new derivative instruments; increased automatically-generated algorithmic and program trading; market fragmentation resulting in an increased number of trading venues; and multiple listings of options and other securities. Changes in legislation and regulation pertaining to market structure and dissemination of market information, including the European implementation of MiFID, US implementation of Regulation NMS and a penny pricing pilot for quoting in options, may also increase update rates. While we have implemented a number of capacity management initiatives, there can be no assurance that the company and its network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

We are exposed to a decline in the valuation of companies in which we have invested
We have made strategic investments in a number of companies and intend to continue to do so, if and when favourable opportunities arise. The value of our interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’ expectations, and external market and economic conditions. We have limited ability to influence the management and/or performance of some of these companies.

Significant competition or structural changes in the financial information and trading industries could adversely affect our business
We face significant competition in the financial information and trading industries. The availability of public internet technology reduces barriers to entry and increases the availability of trading venues, resulting in more commoditised data and less valuable data, less effective control over intellectual property and reduced revenues. Many of the financial markets which we serve are undergoing or may undergo structural changes as a result of competition, regulation or otherwise. If we are unable to cope effectively with increased competitive pressure or structural changes arising from the above or any other factors, our financial results could be adversely affected.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	67

Our business may be adversely affected by changes in legislation and regulation
Aspects of our business, such as the dissemination of market information in certain jurisdictions, are subject to regulatory requirements. Changes to requirements regarding the data that must be displayed or how it must be displayed may affect us adversely.

We may be exposed to adverse governmental action in countries where we conduct reporting activities
As the world’s largest news and information company, we may suffer discriminatory tariffs, censorship or other forms of adverse government intervention due to the nature of our editorial and other reporting activities.

We may not be able to realise the anticipated benefits of existing or future acquisitions, joint ventures, investments or disposals
To achieve our strategic objectives, we have acquired, invested in and/or disposed of, and in the future may seek to acquire, invest in and/or dispose of various companies and businesses. No assurance can be given that we will realise, when anticipated or at all, the benefits we expect as a result of any acquisition, investment or disposal. Achieving the benefits of acquisitions will depend on many factors, including the successful and timely integration, and in some cases the consolidation of products, technology, operations and administrative functions, of companies that have previously operated separately. Considering the technical and complex nature of our products and services, these integration efforts may be difficult and time consuming. Achieving the benefits of joint ventures and investments will depend on many factors, including the success of the relevant joint venture or company in its particular business, and the degree to which Reuters is able to realise strategic, economic or other benefits from its relationship with such joint venture or company. Achieving benefits of disposals will likewise depend on many factors, including realisation of appropriate value, successful separation of the businesses and operations and management of related costs, and achievement of any benefits sought in connection with the transaction.

We operate in an increasingly litigious environment
Our business involves a number of areas of technology, including certain business methods. This, combined with the recent proliferation of so-called ‘business method patents’ issuing from the US Patent Office, and the increasingly litigious environment that surrounds patents in general, increases the possibility that we could be sued for patent infringement. If such an infringement suit were successful, it is possible that the infringing product would be enjoined by court order and removed from the market, in addition to the legal fees that would be incurred defending such a claim. Any settlement of such a claim could also involve a significant sum.

Definition of key financial performance measures
Reuters measures its financial performance by reference to revenue and profit, operating margin, EPS, cash flow and net funds. To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS headline indicators (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the OFR. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results.

Underlying and constant currency results
Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results) and sometimes in underlying or constant currency terms as well. Constant currency change is calculated by excluding the impact of currency fluctuations. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters operating results on a like-for-like basis between periods.

•	Constant currency results are calculated excluding the impact of currency fluctuations. Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Constant currency results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not actively manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis. Currency exposure is described in ‘Treasury Policies’ on pages 63–64.

•	Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.

Exclusion of restructuring charges
Reuters results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme, Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward was a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged.

The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit, cash flow and margin measures.

Acquisition integration costs are one-off charges associated with transaction activity which do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges and acquisition integration costs, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

68	Operating and financial review continued

Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit/(losses) from disposals, and fair value movements
For certain cost, profit, cash flow, margin and EPS measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, and fair value movements. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit/(losses) from disposals
Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

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

Amortisation and impairment charges in respect of software and development intangibles are included within operating and trading costs.

Fair value movements
Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where those changes are reflected in the income statement).

Financial assets held at fair value through profit or loss in 2005 included Reuters investment in Savvis convertible shares. This investment was sold as part of the acquisition consideration for Telerate. Fair value movements for this investment were analysed separately from the ongoing operations of the business units during 2005.

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

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage the Group’s exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

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

Free cash flow
Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

Net funds/debt
Net funds/debt represents cash, cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	69

Reconciliations of non-GAAP measures to IFRS
Reconciliation of operating profit to trading profit and margin measures

	2006	2006	2005	2005	2004	2004
Year to 31 December	£m	%	£m	%	£m	%

Operating profit/margin from continuing operations	256	10%	207	9%	194	8%

Excluding:

Restructuring charges	13	–	112	4%	120	5%

Impairments and amortisation of business combination intangibles	24	1%	22	1%	16	1%

Investment income	–	–	(1)	–	–	–

Profit on disposal of subsidiaries	(4)	–	(4)	–	(4)	–

Fair value movements	19	1%	(2)	–	–	–

Trading profit/margin	308	12%	334	14%	326	14%

Reconciliation of profit before taxation from continuing operations to adjusted profit before tax

	2006	2006	2005	2005		2004	2004
Year to 31 December	£m	%	£m	%		£m	%

Profit before tax/margin from continuing operations	313	12%	238	10%		396	17%

Excluding:

Impairments and amortisation of business combination intangibles	24	1%	22	1%		16	1%

Investment income	–	–	(1)	–		–	–

Profit on disposal of subsidiaries, associates and joint ventures	(80)	(3%)	(42)	(2%	)	(207)	(9%	)

Fair value movements	19	1%	(2)	–		–	–

Profit before tax/margin before impairments and amortisation of business combination intangibles, investment income, profit on disposals and fair value movements (Adjusted profit before tax)	276	11%	215	9%		205	9%

Reconciliation of basic EPS to adjusted EPS

	2006	2006	2005	2005	2004	2004
Year to 31 December	£m	EPS pence	£m	EPS pence	£m	EPS pence

Profit/basic EPS from continuing operations	293	22.6	229	16.3	356	25.4

Excluding:

Impairments and amortisation of business combination intangibles	24	1.8	22	1.6	16	1.1

Investment income	–	–	(1)	(0.1)	–	–

Profit on disposal of subsidiaries, associates and joint ventures	(80)	(6.3)	(42)	(2.9)	(207)	(14.7)

Fair value movements	19	1.5	(2)	(0.2)	–	–

Adjustments to tax charge for tax effect of excluded items	(34)	(2.5)	(13)	(0.9)	–	–

Profit/basic EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements and related taxation effects	222	17.1	193	13.8	165	11.8

Reconciliation of actual percentage change to underlying change – Revenue by division by type
					Impact of
	Underlying		Impact of		acquisitions	Actual
% change versus year ended 31 December 2005	change		currency		& disposals	change

Recurring	2%		1%		1%	4%

Usage	23%		(1%	)	–	22%

Outright	(13%	)	(5%	)	–	(18%	)

Sales & Trading	3%		1%		1%	5%

Recurring	12%		–		3%	15%

Usage	27%		(1%	)	–	26%

Outright	(37%	)	(2%	)	–	(39%	)

Research & Asset Management	12%		–		3%	15%

Recurring	6%		–		–	6%

Outright	7%		(2%	)	1%	6%

Enterprise	6%		(1%	)	1%	6%

Recurring	7%		(1%	)	–	6%

Usage	29%		–		7%	36%

Media	10%		–		1%	11%

Recurring	4%		–		2%	6%

Usage	24%		–		2%	26%

Outright	4%		(2%	)	1%	3%

Total revenue	5%		–		2%	7%

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

70	Operating and financial review continued

Reconciliation of actual percentage change to underlying change – revenue by type

				Impact of
	Underlying		Impact of	acquisitions	Actual
% change versus year ended 31 December 2004	change		currency	& disposals	change

Recurring	1%		–	3%	4%

Outright	(23%	)	1%	–	(22%	)

Usage	12%		–	1%	13%

Total revenue	–		–	3%	3%

Reconciliation of actual percentage change to underlying change – Revenue by division by product family

					Impact of
	Underlying		Impact of		acquisitions	Actual
% change versus year ended 31 December 2005	change		currency		& disposals	change

Reuters Xtra*	7%		2%		1%	10%

Reuters Trader	(12%	)	(1%	)	4%	(9%	)

Recoveries	7%		–		1%	8%

Sales & Trading	3%		1%		1%	5%

Reuters Xtra	26%		(1%	)	–	25%

Reuters Trader	7%		(3%	)	–	4%

Reuters Knowledge	20%		(1%	)	14%	33%

Investments Banking, Investment Management & Corporates	22%		(1%	)	6%	27%

Reuters Wealth Manager	1%		–		1%	2%

Research & Asset Management	12%		–		3%	15%

Enterprise Information	13%		–		–	13%

Information Management Systems	(12%	)	–		1%	(11%	)

Trade and Risk Management	12%		(1%	)	2%	13%

Enterprise	6%		(1%	)	1%	6%

Agency Services	6%		(1%	)	2%	7%

Consumer Media	39%		(1%	)	–	38%

Media	10%		–		1%	11%

Total revenue	5%		–		2%	7%

*	3000 Xtra revenue in Sales & Trading grew 8% on an underlying basis. Currency and acquisition impacts were 2% for each, resulting in an actual change of 12%.

Reconciliation of divisionaI operating costs to trading costs

					2006

	Sales & Trading	R&AM	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating costs	1,543	315	335	158	2,351

Restructuring charges	(12)	–	(1)	–	(13)

Impairments and amortisation of business combination intangibles	(17)	(3)	(3)	(1)	(24)

Fair value movements (in expenses)	(18)	(3)	(3)	(1)	(25)

Other operating income	(20)	(4)	(5)	(2)	(31)

Trading costs	1,476	305	323	154	2,258

					2005 restated *

	Sales & Trading	R&AM	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating costs	1,495	293	317	146	2,251

Restructuring charges	(76)	(11)	(17)	(8)	(112)

Impairments and amortisation of business combination intangibles	(14)	(3)	(4)	(1)	(22)

Fair value movements (in expenses)	(16)	–	–	–	(16)

Other operating income	(16)	(3)	(5)	(2)	(26)

Trading costs	1,373	276	291	135	2,075

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Company information and OFR	71

Reconciliation of divisionaI operating costs to trading costs continued

					2004 restated *

	Sales & Trading	R&AM	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating costs	1,396	289	360	142	2,187

Restructuring charges	(63)	(18)	(27)	(12)	(120)

Impairments and amortisation of business combination intangibles	(10)	(3)	(3)	–	(16)

Other income	(23)	(5)	(7)	(3)	(38)

Trading costs	1,300	263	323	127	2,013

*	In 2006, Reuters made changes to the allocation of revenue and operating costs between business divisions, to reflect changes in the management of certain products. Prior year comparatives have therefore been restated to increase Sales & Trading revenue by £18 million (2004: £11 million) and decrease operating costs by £19 million in 2005 and £11 million in 2004. Research & Asset Management revenues decreased by £10 million (2004: £3 million) and operating costs increased by £12 million in 2005 and £6 million in 2004. Enterprise revenue decreased by £8 million (2004: £8 million) and operating costs increased by £7 million in 2005 and £5 million in 2004. 2005 comparatives have been restated to reallocate £1 million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in-line with the allocation of revenues from Telerate products. There is no change to the overall Group results.

Reconciliation of divisional operating profit to trading profit

					2006

	Sales & Trading	R&AM	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating profit/(loss)	174	(12)	79	15	256

Restructuring charges	12	–	1	–	13

Impairments and amortisation of business combination intangibles	17	3	3	1	24

(Profit)/loss on disposal of subsidiaries	(3)	–	–	(1)	(4)

Fair value movements	14	2	2	1	19

Trading profit/(loss)	214	(7)	85	16	308

					2005 restated *

	Sales & Trading	R&AM	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating profit/(loss)	155	(35)	76	11	207

Restructuring charges	76	11	17	8	112

Impairments and amortisation of business combination intangibles	14	3	4	1	22

Investment income	(1)	–	–	–	(1)

(Profit)/loss on disposal of subsidiaries	(7)	5	(1)	(1)	(4)

Fair value movements	3	(2)	(2)	(1)	(2)

Trading profit/(loss)	240	(18)	94	18	334

					2004 restated	*

	Sales & Trading	R&AM	Enterprise	Media	Group
Year to 31 December	£m	£m	£m	£m	£m

Operating profit/(loss)	175	(13)	28	4	194

Restructuring charges	63	18	27	12	120

Impairments and amortisation of business combination intangibles	10	3	3	–	16

(Profit)/loss on disposal of subsidiaries	5	(12)	2	1	(4)

Trading profit/(loss)	253	(4)	60	17	326

*	In 2006, Reuters made changes to the allocation of revenue and operating costs between business divisions, to reflect changes in the management of certain products. Prior year comparatives have therefore been restated to increase Sales & Trading revenue by £18 million (2004: £11 million) and decrease operating costs by £19 million in 2005 and £11 million in 2004. Research & Asset Management revenues decreased by £10 million (2004: £3 million) and operating costs increased by £12 million in 2005 and £6 million in 2004. Enterprise revenue decreased by £8 million (2004: £8 million) and operating costs increased by £7 million in 2005 and £5 million in 2004. 2005 comparatives have been restated to reallocate £1 million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in-line with the allocation of revenues from Telerate products. There is no change to the overall Group results.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

72	Operating and financial review continued

Reconciliation of cash flows from operating activities to free cash flow and trading cash flow

			2006			2005			2004

	Continuing	Discontinued	Reuters	Continuing	Discontinued	Reuters	Continuing	Discontinued	Reuters
	operations	operations	Group	operations	operations	Group	operations	operations	Group
Year to 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash flows from operating activities	311	–	311	268	3	271	307	(27)	280

Interest received	42	–	42	42	13	55	10	9	19

Interest paid	(61)	–	(61)	(49)	–	(49)	(29)	(1)	(30)

Tax paid	(34)	–	(34)	(11)	(13)	(24)	(34)	(9)	(43)

Net cash flow from operating activities	258	–	258	250	3	253	254	(28)	226

Purchases of property, plant and equipment	(122)	–	(122)	(138)	(7)	(145)	(90)	(19)	(109)

Proceeds from sale of property, plant and equipment	5	–	5	3	–	3	49	17	66

Purchases of intangible assets	(106)	–	(106)	(40)	–	(40)	(27)	–	(27)

Interim funding payment from Telerate	–	–	–	(18)	–	(18)	18	–	18

Dividends received	3	–	3	5	–	5	4	1	5

Special contributions to pension schemes	187	–	187	–	–	–	–	–	–

Repayment of funds to/(from) BTC	–	–	–	26	(26)	–	–	–	–

Free cash flow	225	–	225	88	(30)	58	208	(29)	179

Interest received	(42)	–	(42)	(42)	(13)	(55)	(10)	(9)	(19)

Interest paid	61	–	61	49	–	49	29	1	30

Tax paid	34	–	34	11	13	24	34	9	43

Restructuring	52	–	52	147	–	147	100	8	108

Other	13	–	13	3	(4)	(1)	(14)	(3)	(17)

Trading cash flow	343	–	343	256	(34)	222	347	(23)	324

Trading cash conversion*	111%			77%			106%

*	Trading cash conversion = trading cash flow/trading profit

Components of net debt/net funds

	2006	2005	2004
As at 31 December	£m	£m	£m

Cash and cash equivalents	129	662	578

Bank overdrafts	(24)	(25)	(17)

	105	637	561

Short-term deposits	198	1	258

Borrowings (excluding bank overdrafts)	(636)	(385)	(493)

Net (debt)/funds	(333)	253	326

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

73

THIS PAGE IS INTENTIONALLY LEFT BLANK

Back to Contents

74	United States audit opinion

Report of Independent Registered Public Accounting Firm to the Members of Reuters Group PLC
We have completed an integrated audit of Reuters Group PLC 31 December 2006 consolidated financial statements and of its internal control over financial reporting as of 31 December 2006 and an audit of its 31 December 2005 and 31 December 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
In our opinion, the accompanying consolidated income statement and the related consolidated balance sheet, consolidated statement of cash flows and consolidated statement of recognised income and expense present fairly, in all material respects, the financial position of Reuters Group PLC and its subsidiaries at 31 December 2006 and 2005 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the accounting, the Group adopted International Accounting Standards (IAS) 32 ‘Financial Instruments: Disclosure and Presentations’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’, in accordance with IFRS as adopted by the EU. The change has been accounted for prospectively from 1 January 2005 except for the disclosure requirements of IFRS 5 which were also applied to the comparative information.

As discussed in the Basis of accounting, the Group has restated its consolidated financial statements for the year ended 31 December 2005 to reflect the share buy-back agreement as a liability.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the summary of differences between IFRS and US Generally Accepted Accounting Principles (US GAAP) to the consolidated financial statements.

Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Managements’ Evaluation of Effectiveness of Internal Control, as set out in management’s report on internal control over financial reporting within the ‘Statements of directors’ responsibilities and compliance’ section of this Annual Report, that the Group maintained effective internal control over financial reporting as of 31 December 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring

Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
London
15 March 2007

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	75

Consolidated income statement
For the year ended 31 December

		2006	2005	2004
	Notes	£m	£m	£m

Revenue	01, 02	2,566	2,409	2,339

Operating costs	03	(2,351)	(2,251)	(2,187)

Other operating income	04	41	49	42

Operating profit		256	207	194

Finance income	05	72	41	15

Finance costs	05	(87)	(53)	(27)

Profit on disposal of associates, joint ventures and available-for-sale financial assets		76	38	203

Share of post-tax (losses)/profits from associates and joint ventures*	15	(4)	5	11

Profit before tax		313	238	396

Taxation	06	(20)	(9)	(40)

Profit for the year from continuing operations		293	229	356

Profit for the year from discontinued operations	07	12	253	19

Profit for the year		305	482	375

Attributable to:

Equity holders of the parent	11	305	456	364

Minority interest	11	–	26	11

Earnings per share

From continuing and discontinued operations:

Basic earnings per ordinary share	08	23.6p	32.6p	26.0p

Diluted earnings per ordinary share	08	23.1p	31.7p	25.4p

From continuing operations:

Basic earnings per ordinary share	08	22.6p	16.3p	25.4p

Diluted earnings per ordinary share	08	22.2p	15.9p	24.8p

*	Share of post-tax (losses)/profits from associates and joint ventures includes a tax charge of £2 million (2005: £1 million, 2004: £2 million).

Dividends paid and proposed during the year were £134 million (2005: £140 million paid and proposed, 2004: £140 million paid and proposed). Please refer to note 32 on page 119.

Consolidated statement of recognised income and expense
For the year ended 31 December

		2006	2005	2004
	Notes	£m	£m	£m

Profit for the year		305	482	375

Actuarial gains/(losses) on defined benefit plans	11, 25	6	(48)	(205)

Exchange differences taken directly to reserves	11, 28	(95)	118	(48)

Exchange differences taken to the income statement on disposal of assets	11, 28	–	(2)	6

Fair value gains/(losses) on available-for-sale financial assets	11, 28	6	(15)	–

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	11	–	(73)	–

Fair value gains/(losses) on net investment hedges	11, 28	34	(39)	–

Fair value gains taken to the income statement on disposal of net investment hedges	11, 28	–	(14)	–

Tax on items taken directly to or transferred from equity	11	(4)	14	35

Net losses not recognised in income statement	11	(53)	(59)	(212)

Total recognised income for the year		252	423	163

Attributable to:

Equity holders of the parent		252	374	166

Minority interest		–	49	(3)

The 2005 balance sheet has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability (see ‘Basis of accounting’ on page 78). The impact of recognising these commitments is to increase current liabilities and to decrease shareholders’ equity at 31 December 2005 by £59 million.

Fair value gains and losses arise as a result of application of IAS 39 by the Group, with effect from 1 January 2005. The adoption of IAS 39 resulted in an increase in equity at 1 January 2005 of £129 million, of which £2 million was attributable to the minority interest.

The consolidated reconciliation of changes in equity is set out in note 11 on pages 90–91.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

76

Consolidated balance sheet
At 31 December

			Restated
		2006	2005	2004
	Notes	£m	£m	£m

Assets
Non-current assets:

Intangible assets	13	559	487	316

Property, plant and equipment	14	371	358	354

Investments accounted for using the equity method:

Investments in joint ventures	15	19	32	29

Investments in associates	15	19	4	6

Deferred tax assets	26	281	276	292

Other financial assets and derivatives	16	47	22	28

Retirement benefit assets	25	18	–	–

		1,314	1,179	1,025

Current assets:

Inventories	18	1	1	3

Trade and other receivables	19	258	270	535

Other financial assets and derivatives	16	210	18	287

Current tax debtors		8	6	7

Cash and cash equivalents	20	129	662	578

		606	957	1,410

Non-current assets classified as held for sale	21	–	1	145

Total assets		1,920	2,137	2,580

Liabilities
Current liabilities:

Trade and other payables	22	(491)	(456)	(721)

Current tax liabilities	23	(196)	(228)	(260)

Provisions for liabilities and charges	24	(60)	(64)	(87)

Other financial liabilities and derivatives	16	(166)	(49)	(181)

		(913)	(797)	(1,249)

Non-current liabilities:

Provisions for liabilities and charges	24	(204)	(392)	(340)

Other financial liabilities and derivatives	16	(521)	(371)	(329)

Deferred tax liabilities	26	(110)	(66)	(45)

		(835)	(829)	(714)

Liabilities directly associated with non-current assets classified as held for sale	21	–	–	(47)

Total liabilities		(1,748)	(1,626)	(2,010)

Net assets		172	511	570

Shareholders’ equity

Share capital	27	496	467	455

Other reserves	28	(1,738)	(1,692)	(1,755)

Retained earnings	11	1,414	1,736	1,671

Total parent shareholders’ equity		172	511	371

Minority interest in equity		–	–	199

Total equity		172	511	570

2005 has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability (see ‘Basis of accounting’ on page 78). The impact of recognising these commitments is to increase current liabilities and to decrease shareholders’ equity at 31 December 2005 by £59 million.

The financial statements on pages 75–128 and the summary of differences between IFRS and US GAAP on pages 129–133 were approved by the Board of Directors on 15 March 2007.

Tom Glocer	David Grigson
CEO	CFO

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	77

Consolidated cash flow statement
For the year ended 31 December

		2006	2005	2004
	Notes	£m	£m	£m

Cash flows from operating activities

Cash generated from operations	29	311	271	280

Interest received		42	55	19

Interest paid		(61)	(49)	(30)

Tax paid		(34)	(24)	(43)

Net cash flow from operating activities		258	253	226

Cash flows from investing activities

Acquisitions, net of cash acquired	30	(67)	(124)	(78)

Disposals, net of cash disposed	30	65	246	438

Purchases of property, plant and equipment		(122)	(145)	(109)

Proceeds from sale of property, plant and equipment		5	3	66

Purchases of intangible assets		(106)	(40)	(27)

Purchases of available-for-sale financial assets		–	(1)	(1)

Proceeds from sale of available-for-sale financial assets		–	85	25

Dividends received		3	5	5

Net cash flow from investing activities		(222)	29	319

Cash flows from financing activities

Proceeds from issue of shares		32	10	6

Share buy-back		(527)	(223)	–

(Increase)/decrease in short-term deposits		(196)	248	(105)

Increase/(decrease) in borrowings		270	(144)	(225)

Equity dividends paid to shareholders		(134)	(140)	(140)

Equity dividends paid to minority interests		–	(23)	–

Net cash flow from financing activities		(555)	(272)	(464)

Exchange (losses)/gains on cash and cash equivalents		(13)	66	(33)

Net (decrease)/increase in cash and cash equivalents		(532)	76	48

Cash and cash equivalents at the beginning of the year		637	561	513

Cash and cash equivalents at the end of the year	31	105	637	561

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

78	Group accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to 2006, 2005 and 2004, unless otherwise stated.

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

The areas which require a higher degree of judgement include impairments, intangible assets, defined benefit pension plans, share-based payments, provisions, segment reporting and taxation.

The 2005 balance sheet has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability. During the close period following the 2006 year end, the Group repurchased 12.0 million shares (2005: 13.5 million shares, 2004: nil) under these commitments at a total cost of £53 million (2005: £59 million, 2004: £nil). The impact of recognising these commitments is to increase current liabilities and to decrease shareholders’ equity at 31 December 2006 by £53 million (2005: £59 million, 2004: £nil). There is no impact on reported profit, cash flow or earnings per share. Share repurchases under the buy-back programme totalling £137 million for the period 1 January 2006 to 7 March 2006, which included the £59 million described above, were previously disclosed under note 38 ‘Post-balance sheet events’ in the 2005 Annual Report and Form 20-F.

Adoption of International Financial Reporting
Standards (IFRS)
Prior to 2005, the Group prepared its annual consolidated financial statements under UK GAAP. From 1 January 2005, the Group is required to prepare its annual consolidated financial statements in accordance with IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the EU and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The Group’s transition date to IFRS was 1 January 2004. All adjustments on first-time adoption were recorded in shareholders’ equity on the date of transition, except for adjustments relating to IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ which were recorded in shareholders’ equity at 1 January 2005.

These financial statements take account of the requirements and options in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ as those requirements and options relate to the 2004 comparatives included within these financial statements.

Basis of consolidation
The consolidated financial statements include the financial statements of Reuters Group PLC and its subsidiaries and the Group’s share of the post-acquisition results of associates and joint ventures.

Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases.

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

Associates and joint ventures
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Joint ventures are all entities over which the Group has joint control with one or more other entities outside the Group. Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates and joint ventures includes goodwill and intangibles identified on acquisition, plus the Group’s share of post-acquisition reserves.

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

Foreign currency translation
Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in pounds sterling, the company’s functional and presentation currency.

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

Exchange differences on non-monetary items, such as available-for-sale financial assets, are included in the fair value reserve in equity.

The results and financial position of all Group companies that have a functional currency other than sterling are translated as follows:

•	income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction date, in which case income and expenses are translated at the date of the transaction);

•	assets and liabilities are translated at the closing exchange rate at the date of the balance sheet; and

•	all resulting exchange differences are recognised as a separate component of equity.

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

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials
79

Revenue from sales of subscription-based real time and historical information services is recognised rateably over the term of the subscription.

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

Pensions and similar obligations
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

Share-based payments
The Group makes equity-settled and cash-settled share-based payments to its employees. Equity-settled share-based awards granted after 7 November 2002 but not vested by 1 January 2005 are measured at fair value at the date of grant using an options pricing methodology and expensed over the vesting period of the award. At each balance sheet date, the Group reviews its estimate of the number of options that are expected to vest.

Cash-settled share-based payments are accrued over the vesting period of the award, based on the current fair market value at each balance sheet date.

When share options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium.

Intangible assets
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill and intangibles on acquisition of associates and joint ventures is included in the carrying value of the investment. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold.

Internally generated intangible assets
Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalised as an intangible asset and amortised over the useful economic life. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product or capability can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product or capability once completed. Capitalisation ceases when the product or capability is ready for use.

Expenditure on research activities, and on development activities that do not meet the above criteria, is charged to the income statement as incurred.

Internally developed intangible assets are systematically amortised, on a straight line basis, over their useful economic lives which range from three to five years.

Other intangibles
Software which forms an integral part of the related hardware is capitalised with that hardware and included within property, plant and equipment.

Costs which are directly associated with the production of software for internal use in the business are capitalised as an intangible asset. Software assets are amortised on a straight line basis over their expected useful economic lives which range from three to five years.

Acquired intangible assets include software licences, customer relationships, trade names and trademarks. These assets are capitalised on acquisition and amortised over their expected useful economic lives which range from five to fifteen years.

Impairment of assets
Goodwill is not subject to amortisation and is tested annually for impairment.

All other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, intangible assets under development and not yet ready for use are reviewed for impairment annually. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest level for which separately identifiable cash flows exist (cash generating units, ‘CGUs’). Where assets do not generate independent cash flows and their carrying value cannot be attributed to a particular CGU, CGUs are grouped together at the level at which these assets reside, and the carrying amount of this group of CGUs is compared to the recoverable amount of that particular group.

Property, plant and equipment
All items of property, plant and equipment are stated at historical cost less depreciation including expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefit will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives which are as follows:

Freehold land	Not depreciated

Freehold buildings	Normally 50 years

Leasehold property	Over the term of the lease

Computer systems equipment, office equipment and motor vehicles	2 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

80	Group accounting policies continued

Non-current assets held for sale
(effective 1 January 2005)
Non-current assets and disposal groups are classified as held for sale if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

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

Investments (effective 1 January 2005)
Classification
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

Financial assets at fair value through profit and loss
This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are initially recognised at fair value on the trade date and subsequently remeasured at each reporting date. Transaction costs directly attributable to the acquisition of the asset are recognised immediately in the income statement. Realised and unrealised gains and losses are included in the income statement in the period in which they arise.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently measured at amortised cost, using the effective interest method.

Available-for-sale financial assets
The Group has classified all of its marketable securities as available-for-sale. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently remeasured at each reporting date.

Unrealised gains and losses arising from changes in fair value are recognised in the statement of recognised income and expense.

Impairment and derecognition
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets, is impaired. On impairment, the cumulative loss recognised in equity is removed from equity and recognised in the income statement. On disposal of the asset, gains or losses recognised in equity are removed from equity and recognised in the income statement.

Cash and cash equivalents
Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other highly liquid investments with original maturities of three months or less, and bank overdrafts.

Inventories and contract work in progress
Inventories and contract work in progress are valued at the lower of cost and net realisable value less progress payments received.

Trade receivables
Trade receivables do not carry interest and are initially measured at their fair value, as reduced by appropriate allowances for estimated irrecoverable amounts, and subsequently measured at amortised cost. A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of these receivables. The amount of the provision is the difference between the carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Provisions
Provisions, other than in respect of pension and post-retirement benefits, are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination liabilities, employee termination payments and other liabilities incurred as part of restructuring programmes.

Leasing
Assets under leasing contracts are classified as finance or operating leases at the inception of the lease or when changes are made to existing contracts.

Assets classified as finance leases are recognised as assets of the Group at the present value of the minimum lease payments determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease rentals are recognised in the income statement on a straight line basis over the period of the lease. Operating lease incentives received are initially deferred and then recognised over the full period of the lease.

Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred, and are subsequently stated at amortised cost, adjusted for fair value movements in respect of related fair value hedges. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

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

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	81

hedged risk. The gain or loss relating to the ineffective portion is recognised immediately in finance costs.

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the period when the hedged item will affect profit and loss (for instance, when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, project costs or a major business investment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recognised in the income statement.

Net investment hedges
Derivatives and foreign currency borrowings are used as hedges for net investments in foreign operations. Any gain or loss on a derivative hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement. Any gain or loss on foreign currency borrowings used as a hedge is recognised in equity, subject to effectiveness.

Gains and losses accumulated in equity are recognised in the income statement on disposal of the foreign operation.

Embedded derivatives
Embedded derivatives arise in certain revenue and purchase contracts where the currency of the contract is different from the functional currencies of the parties involved. Such derivatives are separated from the host contracts when their economic characteristics and risks are not closely related to those of the host contract. The derivatives are measured at fair value at each balance sheet date using forward exchange market rates. Changes in the fair value are recognised in the income statement.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments, while providing effective economic hedges under the Group’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Financial guarantees
Financial guarantees are non-derivative financial liabilities which are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’; and the amount initially recognised.

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

Interest in shares of Reuters Group PLC
Shares held by the Reuters Employee Share Ownership Trusts and repurchased shares are recorded in the balance sheet at cost and reported as a deduction from shareholders’ equity.

Irrevocable commitments to repurchase shares during close periods entered into before the balance sheet date are recorded in the balance sheet at estimated cost and reported as a current liability with a corresponding deduction from shareholders’ equity.

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

Note 1 on page 83 outlines in detail the allocation approach in respect of divisional results, costs, assets and liabilities.

Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group for accounting periods beginning on or after 1 January 2007 or later periods but which have not yet been adopted by the EU or which the Group has chosen not to adopt early. The new standards which are expected to be relevant to the Group’s operations are as follows:

IFRS 7 ‘Financial Instruments: Disclosures’ and IAS 1 (Amendment) ‘Presentation of Financial Statements – Capital Disclosures’ (effective from 1 January 2007)
IFRS 7 introduces new disclosures relating to the information about the Group’s financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30 ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’ and the

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

82	Group accounting policies continued

disclosure requirements in IAS 32 ‘Financial Instruments: Disclosure and Presentation’. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and its objectives, policies and processes for managing its capital. The Group has assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the exisiting disclosures on risk management policies in the OFR would be further expanded to include additional sensitivity analysis and management of the company’s capital. The Group will apply IFRS 7 and the amendment to IAS 1 from 1 January 2007.

IFRS 8 ‘Operating Segments’ (effective from 1 January 2009)
IFRS 8 replaces IAS 14 ‘Segment Reporting’ and aligns segment reporting with the requirements of US accounting standard FAS 131 ‘Disclosures about Segments of an Enterprise and Related Information’. The new standard uses a ‘management approach’, under which segment information is presented on the same basis as that which used for internal reporting purposes. The Group has assessed the impact of IFRS 8 and concluded that segment reporting will continue to be focused on the business divisions with the distinction between primary and secondary segments being removed.

IFRIC 7 ‘Applying the Restatement Approach under IAS 29’ (effective from 1 January 2007)
IFRIC 7 provides guidance in respect of the first-time application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ when an entity identifies the existence of hyperinflation in the economy of its functional currency. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.

IFRIC 8 ‘Scope of IFRS 2’ (effective from 1 January 2007)
IFRIC 8 clarifies that transactions within the scope of IFRS 2 ‘Share-based Payment’ include those in which the entity cannot specifically identify some or all of the goods or services received. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.

IFRIC 9 ‘Reassessment of Embedded Derivatives’ (effective from 1 January 2007)
IFRIC 9 clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited, unless there is a change in the contract’s terms, in which case it is required. The Group has assessed the impact of the interpretation and concluded that it will not have a significant effect on the Group’s financial statements.

IFRIC 10 ‘Interim Financial Reporting and Impairment’ (effective from 1 January 2007)
IFRIC 10 clarifies that a reporting entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or investment in either an equity instrument or a financial asset carried at cost. The Group will apply the requirements of IFRIC 10 if it chooses to prepare the interim financial statements under the requirements of IAS 34 in 2007. From 1 January 2008, the adoption of IAS 34 is mandatory. The Group does not currently apply IAS 34. Therefore, the interpretation currently has no impact on the Group’s financial statements.

IFRIC 11 ‘IFRS 2 – Group and Treasury Share Transactions’ (effective from 1 January 2008)
IFRIC 11 addresses share-based payment arrangements in which (a) an entity grants its employees a right to equity instruments of the entity, and either chooses or is required to buy those equity instruments from another party or the shareholder provides the equity instruments needed to settle the share-based payment arrangement; and (b) a subsidiary entity’s employees are granted rights to equity instruments of the parent entity (or another entity in the same group), in particular, arrangements in which the parent entity or the subsidiary entity grants those rights direct to the subsidiary entity’s employees. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.

Applicable accounting policies for 2004 comparatives
IAS 32 and IAS 39 were adopted by the Group at 1 January 2005. The comparative information in 2004 for financial instruments, within the scope of IAS 39, is determined under the previous accounting policies in accordance with UK GAAP. Those policies include:

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

The Group does not hold or issue derivative financial instruments for speculative purposes.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Notes to the financial statements	Financials	83

01 Segmental analysis – income statement

Primary reportable segments – business divisions
The Group operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise, and Media (excluding Instinet Group in 2004). Therefore, the Group’s primary segmental reporting is by business division. In order to report segmental results, it is necessary to determine a methodology to allocate revenue, operating costs, other operating income, assets and liabilities to these segments.

Each division is responsible for specific product revenues, with the exception of Reuters 3000 Xtra and the 2000/3000 range of products. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division by reference to the nature of the customer purchasing the product. This is determined on a customer-by-customer basis.

Where operating costs relate to a specific division, they are mapped directly to that division. Where operating costs are shared, an activity based costing (ABC) technique is used to split these costs between divisions. The Reuters ABC model (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using cost drivers. These cost drivers (such as the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of operating costs.

Other operating income is allocated to divisions using a similar methodology to operating costs.

Divisional results could alter with the application of other allocation approaches and as continuous improvements are made to the Profitability Insight model. When changes are made to the allocation methodology, prior year comparatives are restated to ensure that divisional results are allocated on a consistent basis year-on-year.

In 2006, Reuters made changes to the allocation of revenue and operating costs between business divisions to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to increase Sales & Trading revenue by £18 million (2004: £11 million) and operating costs by £19 million (2004: £11 million), decrease Research & Asset Management revenue by £10 million (2004: £3 million) and operating costs by £12 million (2004: £6 million) and decrease Enterprise revenue by £8 million (2004: £8 million) and operating costs by £7 million (2004: £5 million). 2005 comparatives have also been restated to reallocate £1 million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.

The tables below show a segmental analysis of results for continuing operations. For information relating to discontinued operations, please refer to note 7 on pages 87–88.

	2006

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,690	298	408	170	2,566

Operating costs	(1,543)	(315)	(335)	(158)	(2,351)

Other operating income	27	5	6	3	41

Operating profit/(loss)	174	(12)	79	15	256

Finance income					72

Finance costs					(87)

Profit on disposal of associates, joint ventures and available-for-sale financial assets					76

Share of post-tax losses from associates and joint ventures					(4)

Profit before tax					313

Taxation					(20)

Profit for the year from continuing operations					293

	Restated
	2005

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,613	258	385	153	2,409

Operating costs	(1,495)	(293)	(317)	(146)	(2,251)

Other operating income	37	–	8	4	49

Operating profit/(loss)	155	(35)	76	11	207

Finance income					41

Finance costs					(53)

Profit on disposal of associates, joint ventures and available-for-sale financial assets					38

Share of post-tax profits from associates and joint ventures					5

Profit before tax					238

Taxation					(9)

Profit for the year from continuing operations					229

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

84	Notes to the financial statements continued

01 Segmental analysis – income statement continued

	Restated
	2004

		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,553	259	383	144	2,339

Operating costs	(1,396)	(289)	(360)	(142)	(2,187)

Other operating income	18	17	5	2	42

Operating profit/(loss)	175	(13)	28	4	194

Finance income					15

Finance costs					(27)

Profit on disposal of associates, joint ventures and available-for-sale financial assets					203

Share of post-tax profits from associates and joint ventures					11

Profit before tax					396

Taxation					(40)

Profit for the year from continuing operations					356

Divisional revenue comprises sales to external customers only. Divisional revenue from transactions with other segments is £nil (2005: £nil, 2004: £nil).

The following table shows the aggregate of each business division’s share of results of associates and joint ventures:

	2006	2005	2004
	£m	£m	£m

Sales & Trading	(4)	2	2

Research & Asset Management	–	–	–

Enterprise	–	–	3

Media	–	3	6

Share of post-tax (losses)/profits from associates and joint ventures	(4)	5	11

The following table provides information relating to depreciation, amortisation, impairments and other significant non-cash expenses included in the divisional operating costs above:

						Restated
			2006			2005			2004

	Depreciation		Other	Depreciation		Other	Depreciation		Other
	and		non-cash	and		non-cash	and		non-cash
	amortisation	Impairments	expenses	amortisation	Impairments	expenses	amortisation	Impairments	expenses
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sales & Trading	95	–	36	89	1	39	83	22	13

Research & Asset Management	19	–	7	19	–	4	16	8	3

Enterprise	22	–	8	20	1	2	35	5	5

Media	5	–	3	4	1	1	6	–	1

Total	141	–	54	132	3	46	140	35	22

Impairments for 2004 exclude the £17 million impairment of the goodwill previously reported within the Sales & Trading division in respect of Bridge Trading Company (BTC), as this impairment has been reported within discontinued operations (see note 7 on page 87).

Please refer to note 13 on page 94 for more information relating to impairments.

Secondary reportable segments – geographical
Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.

The following table represents revenue from external customers by geographical area based on the geographical location of the customers:

	2006	%	2005	%		2004
	£m	change	£m	change		£m

Europe, Middle East & Africa*	1,396	5%	1,330	(1%	)	1,344

Americas	709	9%	651	7%		609

Asia	461	7%	428	11%		386

Total revenue	2,566	7%	2,409	3%		2,339

*	To reflect the way Reuters was managed in 2006, UK & Ireland, EMEA West and EMEA East have been combined into one geographical location.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	85

02 Revenue by type

An analysis of the Group’s revenue from sale of goods and services by type is set out below:

			Restated			Restated
	2006	%	2005	%		2004
	£m	change	£m	change		£m

Recurring	2,363	6%	2,235	4%		2,158

Usage	132	26%	104	13%		92

Outright	71	3%	70	(22%	)	89

Total revenue	2,566	7%	2,409	3%		2,339

2005 and 2004 have been restated to reclassify £7 million and £6 million respectively of recurring revenue to usage revenue.

Customers generally pay for Reuters products and services in three ways. Recurring revenue is generated through subscription fees to cover access of terminals and maintenance fees for software. Usage revenue is principally derived from matching and trading transactions, and advertising revenues. Outright revenue comprises once-off sales including information and risk management solutions.

03 Operating costs

	2006	%		2005	%		2004
Cost by nature	£m	change		£m	change		£m

Salaries, commission and allowances	763	–		761	(3%	)	782

Social security costs	64	(4%	)	67	7%		63

Share-based payments (see note 33)	30	(1%	)	30	38%		22

Pension costs (see note 25)	61	14%		55	92%		28

Total staff costs	918	1%		913	2%		895

Services*	512	13%		455	15%		394

Depreciation	95	(4%	)	99	(11%	)	112

Data	323	15%		281	14%		247

Communications	279	(3%	)	289	(4%	)	301

Space	151	(7%	)	162	(8%	)	175

Amortisation of intangibles	46	37%		33	15%		28

Impairments	–	–		3	(90%	)	35

Fair value movements on derivatives	25	–		–	–		–

Fair value movements on other financial assets	–	–		16	–		–

Foreign exchange losses	2	–		–	–		–

Total operating costs	2,351	4%		2,251	3%		2,187

Operating costs include:

Research and development expenditure	83	(9%	)	92	(13%	)	105

Operating lease expenditure:

Hire of equipment	6	6%		6	(22%	)	7

Other, principally property	74	9%		67	(4%	)	70

Loss on disposal of property, plant and equipment	–	–		–	–		1

Advertising	19	9%		17	(14%	)	20

* Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses.

An analysis of fees payable by the Group to the company’s auditors is set out below:

	2006	2005
	£m	£m

Fees payable to the company’s auditor for the audit of the company’s annual accounts	2.2	2.9

Fees payable to the company’s auditor and its associates for other services:

The audit of the company’s subsidiaries, pursuant to legislation	1.3	1.3

Other services pursuant to legislation	0.6	0.4

Tax services	1.0	2.6

Services relating to corporate finance transactions	0.2	0.4

All other services	0.2	0.3

Total fees payable	5.5	7.9

United Kingdom	3.9	3.8

Overseas	1.6	4.1

The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

86	Notes to the financial statements continued

04 Other operating income

	2006	%		2005	%		2004
	£m	change		£m	change		£m

Profit on disposal of subsidiaries	4	(4%	)	4	5%		4

Fair value movements on derivatives	6	(69%	)	18	–		–

Investment income	–	–		1	–		–

Foreign exchange gains	–	–		3	–		1

Profit on disposal of property, plant and equipment	2	–		–	–		–

Other income	29	28%		23	(39%	)	37

Total other operating income	41	(16%	)	49	16%		42

Other income principally comprises amounts received in respect of services provided by Reuters to joint ventures and other parties.

05 Finance income and finance costs

	2006	2005	2004
	£m	£m	£m

Interest receivable:

Listed investments	–	1	–

Unlisted investments	16	18	15

Swap contracts	33	18	–

Fair value gains on financial instruments	16	1	–

Foreign exchange gains on borrowings	7	3	–

Total finance income	72	41	15

Interest payable:

Bank loans and overdrafts	(6)	(4)	(2)

Other borrowings	(23)	(23)	(24)

Swap contracts	(38)	(22)	–

Fair value losses on financial instruments	(19)	(2)	–

Unwinding of discounts	(1)	(2)	(1)

Total finance costs	(87)	(53)	(27)

Following the adoption of IAS 39 ‘Financial Instruments: Recognition and Measurement’ on 1 January 2005, derivatives are recognised separately from the underlying borrowings to which they relate. In 2005 and 2006, therefore, interest on derivatives has been recognised separately from interest on the underlying borrowings. This treatment is different from the 2004 treatment where interest on derivatives was netted against interest on the underlying borrowings.

06 Taxation

Analysis of charge for the period

	2006	2005	2004
	£m	£m	£m

Current tax:

Continuing operations	(10)	(10)	17

Discontinued operations	12	50	21

	2	40	38

Deferred tax (see note 26):

Continuing operations	30	19	23

Discontinued operations	(12)	13	1

	18	32	24

Continuing operations	20	9	40

Discontinued operations	–	63	22

Total tax	20	72	62

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	87

Tax on items recognised in equity

		2006		2005		2004

	Continuing	Discontinued	Continuing	Discontinued	Continuing	Discontinued
	£m	£m	£m	£m	£m	£m

Current tax (credit)/charge on unrealised exchange movements	(7)	–	–	–	10	–

Deferred tax charge/(credit) on actuarial losses on defined benefit plans	1	–	(10)	–	(45)	–

Deferred tax credit on stock options	(1)	–	(10)	(1)	(8)	(1)

Current tax charge/(credit) on revaluations and fair value movements	10	–	(4)	–	–	–

Factors affecting tax charge for the period
The tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006	2005	2004
	£m	£m	£m

Profit before tax	313	238	396

Profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%, 2004: 30%)	94	71	119

Effects of:

Non-tax deductible amortisation and impairment of intangibles	5	4	11

Expenses not deductible for tax purposes	2	4	11

Non-taxable investment disposals and impairments	(15)	(13)	(66)

Adjustments in respect of prior years	(56)	(23)	(26)

Recognition of tax losses that arose in prior years	(4)	(33)	–

Other differences	(6)	(1)	(9)

Total tax for continuing operations	20	9	40

The tax charge for the year includes a tax credit of £34 million (2005: £16 million) in respect of UK taxation.

07 Discontinued operations

The ‘Profit for the year from discontinued operations’ line within the income statement comprises the post-tax profit or loss of discontinued operations and the post-tax profit or loss on their disposal.

The Group has no activities which are required to be classified as discontinued operations during 2006. However, an additional gain of £12 million has been recognised in 2006 relating to the disposal of Instinet Group, which was classified as a discontinued operation during 2005.

	2006	2005	2004
	£m	£m	£m

Profits after tax of subsidiaries acquired with a view to resale	–	–	1

Profits after tax of subsidiaries (net of tax £nil, 2005: £20 million, 2004: £22 million)	–	69	39

Profit/(loss) on disposal of subsidiaries (net of tax £nil, 2005: £43 million, 2004: £nil)	12	184	(1)

Impairment of subsidiaries (net of tax £nil, 2005: £nil, 2004: £nil)	–	–	(20)

Profit for the year from discontinued operations	12	253	19

Basic earnings per ordinary share for discontinued operations	1.0p	16.3p	0.6p

Diluted earnings per ordinary share for discontinued operations	0.9p	15.8p	0.6p

Basic and diluted earnings per share are calculated using the weighted average number of ordinary shares as disclosed in note 8 on pages 88–89.

Discontinued operations in 2005 and 2004
Subsidiaries acquired with a view to resale: Radianz
On 21 October 2004, Reuters entered into exclusive discussions with BT to secure a long-term agreement for the provision of network services, including the sale of Radianz to BT. As a prerequisite to this agreement, Reuters acquired Equant’s 49% voting interest in Radianz, with a view to selling the 100% interest to BT.

On 29 April 2005, Reuters completed the sale of its 100% voting interest in Radianz to BT for gross proceeds of £115 million.

Subsidiaries acquired with a view to resale are, by definition, discontinued operations under IFRS 5. However, IFRS 5 was only applicable from 1 January 2005, whereas Reuters acquired the remaining 49% of the voting shares in Radianz in November 2004. Radianz was a subsidiary from this date, and was therefore consolidated under IAS 27 ‘Consolidated and Separate Financial Statements’. For presentation purposes, the results for the year and the balance sheet position at 31 December 2004 have been presented using the income statement and balance sheet headings detailed in IFRS 5. The 2004 ‘profits after tax of subsidiaries acquired with a view to resale’ of £1 million include a £9 million gain in respect of Reuters share of the disposal by Radianz of its Voice Services business offset by operating losses of Radianz for the year. Impairment of subsidiaries in 2004 includes £3 million in respect of impairment of Radianz’s net assets to fair value less costs to sell.

The disposal of Radianz in 2005 resulted in a loss on disposal of £4 million, which is presented within ‘profit/(loss) on disposal of subsidiaries’ within discontinued operations.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

88	Notes to the financial statements continued

07  Discontinued operations continued

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

On 8 December 2005, Reuters disposed of its investment in Instinet Group for gross proceeds of £612 million (including £37 million relating to Reuters share of an Instinet Group dividend received prior to close). Reuters recorded a net gain on sale of £191 million in 2005 within ‘profit/(loss) on disposal of subsidiaries’ within discontinued operations. Instinet Group’s results up until sale, a profit after tax of £68 million (before minority interest), are also included in the Group results as part of discontinued operations.

The results of Instinet Group and BTC are as follows:

	2006	2005	2004
	£m	£m	£m

Revenue	–	466	551

Operating costs	–	(402)	(517)

Operating profit	–	64	34

Finance income	–	13	7

Profit on disposal of available-for-sale financial assets	–	12	20

Profit before tax	–	89	61

Taxation	–	(20)	(22)

Profit for the period	–	69	39

The net cash flow attributable to discontinued operations is as follows:

	2006	2005	2004
	£m	£m	£m

Cash generated from discontinued operations (see note 29)	–	3	(27)

Tax paid	–	(13)	(9)

Interest received	–	13	9

Interest paid	–	–	(1)

Net cash flow from operating activities	–	3	(28)

Net cash flow from investing activities*	–	(474)	28

Net cash flow from financing activities	–	(85)	129

Exchange gains/(losses) on cash and cash equivalents	–	57	(30)

(Decrease)/increase in cash and cash equivalents from discontinued operations	–	(499)	99

*	Net cash flow from investing activities in 2005 includes £582 million relating to cash held by subsidiaries at the date of disposal.

08  Earnings per ordinary share

Basic earnings per ordinary share is based on the results attributable to equity shareholders and on the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Reuters Employee Share Ownership Trusts and shares purchased as part of the ongoing buy-back programme and held as treasury shares.

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares used in the basic earnings per share calculation to assume conversion of all dilutive potential ordinary shares resulting from outstanding share options.

Weighted average number in millions	2006	2005	2004

Ordinary shares in issue	1,455	1,438	1,434

Non-vested shares held by Employee Share Ownership Trusts	(30)	(32)	(34)

Shares repurchased	(128)	(10)	–

Basic earnings per share denominator	1,297	1,396	1,400

Issuable under employee share schemes	24	41	36

Diluted earnings per share denominator	1,321	1,437	1,436

Earnings per share from continuing and discontinued operations	2006	2005	2004

Profit attributable to equity holders of the company (£m)	305	456	364

Basic earnings per share	23.6p	32.6p	26.0p

Diluted earnings per share	23.1p	31.7p	25.4p

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	89

Earnings per share from continuing operations	2006	2005	2004

Profit attributable to equity holders of the company (£m)	293	229	356

Basic earnings per share	22.6p	16.3p	25.4p

Diluted earnings per share	22.2p	15.9p	24.8p

09  Remuneration of directors

Section ‘Directors’ remuneration for 2006’ within the Remuneration report includes details of directors’ emoluments, pension arrangements, long-term incentive plans and share option plans, details of which form part of these financial statements.

Details of senior management remuneration are given in note 34 on pages 123–124.

10  Employee information

The average number of employees during the year was as follows:

		Restated	Restated
	2006	2005	2004

By business division:

Sales & Trading	1,062	491	305

Research & Asset Management	800	658	699

Enterprise	1,241	925	296

Media	189	109	64

Shared divisional resources*	3,383	3,605	3,507

Total divisions	6,675	5,788	4,871

Global Sales & Service Organisation	5,812	5,438	5,944

Editorial	2,321	2,210	2,220

Corporate Services	1,494	1,582	1,780

Total continuing operations	16,302	15,018	14,815

Discontinued operations	–	846	1,165

Total average number of employees	16,302	15,864	15,980

By geographical location:

Europe, Middle East & Africa**	7,174	6,962	7,444

Americas	4,252	4,292	4,550

Asia	4,876	3,764	2,821

Total continuing operations	16,302	15,018	14,815

Discontinued operations	–	846	1,165

Total average number of employees	16,302	15,864	15,980

By function:

Production and communications	9,438	8,498	8,315

Selling and marketing	4,572	4,179	3,878

Support services and administration	2,292	2,341	2,622

Total continuing operations	16,302	15,018	14,815

Discontinued operations	–	846	1,165

Total average number of employees	16,302	15,864	15,980

The above include:

Development staff	2,670	2,332	2,282

2005 and 2004 have been restated to reflect the fact that Content has been split into Data and Editorial with Data now included within shared divisional resources.

*	Following the integration of the product development function into the business divisions during 2006, related staff are now shown within the business divisions rather than within shared divisional resources
**	To reflect the way Reuters was managed in 2006, UK & Ireland, EMEA West and EMEA East have been combined into one geographical location.

The average number of employees during 2006 included 168 temporary staff (2005: 181, 2004: 181).

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

90	Notes to the financial statements continued

11  Consolidated reconciliation of changes in equity

	Attributable to equity				Minority	Total
	holders of the parent				interest	equity

		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2004		449	(1,717)	1,569	193	494

Actuarial losses on defined benefit plans	25	–	–	(205)	–	(205)

Exchange differences taken directly to reserves		–	(34)	–	(14)	(48)

Exchange differences taken to the income statement on disposal of assets		–	6	–	–	6

Tax on items taken directly to or transferred from equity		–	(10)	45	–	35

Net expense recognised directly in equity		–	(38)	(160)	(14)	(212)

Profit for the year		–	–	364	11	375

Total recognised (expense)/income for 2004		–	(38)	204	(3)	163

Employee share schemes		–	–	28	4	32

Tax on employee share schemes		–	–	9	–	9

Shares allotted during the year	27	6	–	–	–	6

Proceeds from shares issued to minority shareholders of Instinet		–	–	–	4	4

Dividends:	32

Final dividend for 2003		–	–	(86)	–	(86)

Interim dividend for 2004		–	–	(54)	–	(54)

Other movements in equity		–	–	1	1	2

31 December 2004		455	(1,755)	1,671	199	570

1 January 2005		455	(1,755)	1,671	199	570
Transitional adjustment on first-time adoption of IAS 39*		–	108	19	2	129

1 January 2005 as adjusted		455	(1,647)	1,690	201	699

Actuarial losses on defined benefit plans	25	–	–	(48)	–	(48)

Exchange differences taken directly to reserves		–	97	–	21	118

Exchange differences taken to the income statement on disposal of assets		–	(2)	–	–	(2)

Fair value losses on available-for-sale financial assets	16	–	(22)	–	7	(15)

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	16	–	(68)	–	(5)	(73)

Fair value losses on net investment hedges	16	–	(39)	–	–	(39)

Fair value gains taken to the income statement on disposal of net investment hedges	17	–	(14)	–	–	(14)

Tax on items taken directly to or transferred from equity		–	4	10	–	14

Net expense recognised directly in equity		–	(44)	(38)	23	(59)

Profit for the year		–	–	456	26	482

Total recognised (expense)/income for 2005		–	(44)	418	49	423

Employee share schemes		–	–	42	7	49

Tax on employee share schemes		–	–	11	–	11

Repurchase of own shares		–	–	(224)	–	(224)

Shares to be repurchased		–	–	(59)	–	(59)

Shares allotted during the year	27	12	–	(2)	–	10

Proceeds of shares issued to minority shareholders of Instinet		–	–	–	3	3

Dividends:	32

Final dividend for 2004		–	–	(86)	–	(86)

Interim dividend for 2005		–	–	(54)	–	(54)

Share of Instinet’s dividend paid to minority shareholders		–	–	–	(23)	(23)

Other movements in equity		–	(1)	–	–	(1)

Minority interest in subsidiary disposed in the year		–	–	–	(237)	(237)

31 December 2005		467	(1,692)	1,736	–	511

*	The transitional adjustment on the balance sheet at 1 January 2005 primarily comprises recognition of the fair value of the Group’s investments in Savvis (£45 million gain) and Tibco Software Inc (TSI) (£86 million gain), offset by initial recognition of embedded derivatives (£14 million loss plus £3 million tax credit).

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	91

			Attributable to equity		Minority	Total
			holders of the parent		interest	equity

		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2006 as previously stated		467	(1,692)	1,795	–	570

Prior year adjustment – share buy-back programme		–	–	(59)	–	(59)

1 January 2006 as restated		467	(1,692)	1,736	–	511

Actuarial gains on defined benefit plans	25	–	–	6	–	6

Exchange differences taken directly to reserves		–	(95)	–	–	(95)

Fair value gains on available-for-sale financial assets	16	–	6	–	–	6

Fair value gains on net investment hedges	16	–	34	–	–	34

Tax on items taken directly to or transferred from equity		–	(3)	(1)	–	(4)

Net expense recognised directly in equity		–	(58)	5	–	(53)

Profit for the year		–	–	305	–	305

Total recognised (expense)/income for 2006		–	(58)	310	–	252

Employee share schemes		–	–	30	–	30

Tax on employee share schemes		–	–	1	–	1

Repurchase of own shares		–	–	(467)	–	(467)

Shares to be repurchased		–	–	(53)	–	(53)

Shares allotted during the year	27	41	–	(9)	–	32

Shares cancelled during the year	27	(12)	12	–	–	–

Dividends:	32

Final dividend for 2005		–	–	(81)	–	(81)

Interim dividend for 2006		–	–	(53)	–	(53)

31 December 2006		496	(1,738)	1,414	–	172

2005 has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability (see ‘Basis of accounting’ on page 78). The impact of recognising these commitments is to increase current liabilities and to decrease shareholders’ equity at 31 December 2005 by £59 million.

Please refer to note 27 on page 116 and note 28 on page 117 for more information on the nature of and movements in share capital and other reserves respectively.

Retained earnings is stated after deducting £1,002 million (2005 restated: £489 million, 2004: £213 million) in respect of treasury shares. This is composed of £750 million (2005: £224 million, 2004: £nil) which represents the cost of 187 million shares in Reuters Group PLC (2005: 57 million, 2004: nil) repurchased in the market as part of the ongoing share buy-back programme (see note 27 on page 116), £53 million (2005 restated: £59 million, 2004: £nil) which represents the cost of 12.0 million shares in Reuters Group PLC (2005: 13.5 million, 2004: nil) that Reuters had an irrevocable commitment to repurchase during the year end close period and £199 million (2005: £206 million, 2004: £213 million) which represents the cost of 30 million shares in Reuters Group PLC (2005: 32 million, 2004: 33 million) purchased in the market and held by Reuters Employee Share Ownership Trusts (ESOTs) to satisfy certain options/awards under the Group’s share incentive plans (see note 33 on page 120).

During 2006, Reuters cancelled 48 million shares repurchased as part of the ongoing share buy-back programme. An amount equal to the nominal value of these shares has been transferred from share capital to the capital redemption reserve.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

92	Notes to the financial statements continued

12  Segmental analysis – balance sheet

Primary reportable segments
The tables below show assets, liabilities and capital expenditure by business division. The assets and liabilities are attributed to business divisions using methodologies consistent with those used to allocate divisional results (see note 1 on page 83).

In 2006, Reuters made changes to the allocation of revenue and operating costs between business divisions to reflect changes in the management of certain products. These changes had an insignificant impact on the balance sheet segmentation. 2005 comparatives have been restated to reallocate £44 million of intangibles arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products. 2005 comparatives have also been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability (see ‘Basis of accounting’ on page 78).

					31 December 2006

		Research &
	Sales &	Asset
	Trading	Management	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	743	249	186	48	656	1,882

Investment in associates and joint ventures	15	4	2	17	–	38

Total assets	758	253	188	65	656	1,920

Total liabilities	(441)	(108)	(117)	(52)	(1,030)	(1,748)

Capital expenditure	172	32	76	10	–	290

						Restated
					31 December 2005

		Research &
	Sales &	Asset
	Trading	Management	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	705	253	139	43	961	2,101

Investment in associates and joint ventures	11	5	3	17	–	36

Total assets	716	258	142	60	961	2,137

Total liabilities	(506)	(128)	(146)	(70)	(776)	(1,626)

Capital expenditure*	241	53	38	14	–	346

						31 December 2004

		Research &
	Sales &	Asset
	Trading	Management	Enterprise	Media	Instinet	Shared	Total
	£m	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	629	184	182	34	919	597	2,545

Investment in associates and joint ventures	9	5	3	18	–	–	35

Total assets	638	189	185	52	919	597	2,580

Total liabilities	(511)	(120)	(151)	(66)	(397)	(765)	(2,010)

Capital expenditure	71	20	28	6	19	–	144

*	Capital expenditure in 2005 excludes Instinet Group, which was classified as a discontinued operation prior to its disposal.

Shared assets consist principally of taxation, hedging derivatives, short-term deposits, cash and borrowings as these are not managed separately by the divisions.

Capital expenditure includes additions of intangible assets and additions of property, plant and equipment.

Secondary reportable segments

	31 December 2006		31 December 2005		31 December 2004

	Total	Capital	Total	Capital	Total	Capital
	assets	expenditure	assets	expenditure	assets	expenditure
By geographical location	£m	£m	£m	£m	£m	£m

Europe, Middle East & Africa*	616	124	589	191	763	73

Americas	522	108	520	99	1,102	56

Asia	194	58	143	56	133	15

Central	588	–	885	–	582	–

Total	1,920	290	2,137	346	2,580	144

*	To reflect the way Reuters was managed in 2006, UK & Ireland, EMEA West and EMEA East have been combined into one geographical location.

Central assets consist principally of investments in associates and joint ventures, taxation, hedging derivatives and centrally managed cash and short-term deposits.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	93

13  Intangible assets

					Internally
		Trade	Customer	Technology	generated	Purchased
	Goodwill	names	relationships	know-how	software	software	Total
	£m	£m	£m	£m	£m	£m	£m

Cost:

1 January 2004	243	30	–	153	21	53	500

Exchange differences	(14)	(2)	–	(9)	–	(2)	(27)

Additions:

Acquisition of subsidiaries	5	1	1	–	–	–	7

Other additions	–	–	–	–	23	3	26

Disposals	(19)	–	–	–	–	–	(19)

Adjustments*	(6)	–	–	–	–	–	(6)

31 December 2004	209	29	1	144	44	54	481

Exchange differences	24	3	4	6	1	2	40

Additions:

Acquisition of subsidiaries	103	4	59	4	–	–	170

Other additions	–	–	–	–	29	11	40

Reclassifications**	(9)	(3)	–	(65)	–	(3)	(80)

31 December 2005	327	33	64	89	74	64	651

Exchange differences	(32)	(4)	(7)	(7)	(1)	(2)	(53)

Additions:

Acquisition of subsidiaries	18	1	11	16	–	–	46

Other additions	–	–	–	–	93	21	114

Adjustments*	2	–	–	–	–	–	2

31 December 2006	315	30	68	98	166	83	760

Amortisation and impairment:

1 January 2004	–	(9)	–	(50)	(2)	(19)	(80)

Exchange differences	–	–	–	4	–	1	5

Charged in the year:

Amortisation	–	(2)	–	(20)	(2)	(11)	(35)

Impairment	(18)	–	–	–	(34)	(3)	(55)

31 December 2004	(18)	(11)	–	(66)	(38)	(32)	(165)

Exchange differences	–	(2)	–	(3)	–	(2)	(7)

Charged in the year:

Amortisation	–	(3)	(4)	(15)	(3)	(10)	(35)

Impairment	–	–	–	–	(1)	–	(1)

Reclassifications**	–	3	–	38	–	3	44

31 December 2005	(18)	(13)	(4)	(46)	(42)	(41)	(164)

Exchange differences	–	2	1	4	–	2	9

Charged in the year:

Amortisation	–	(4)	(7)	(13)	(10)	(12)	(46)

31 December 2006	(18)	(15)	(10)	(55)	(52)	(51)	(201)

Carrying amount:

31 December 2004	191	18	1	78	6	22	316

31 December 2005	309	20	60	43	32	23	487

31 December 2006	297	15	58	43	114	32	559

*	Adjustments of £2 million to goodwill in 2006 relate to the finalisation of fair valuation adjustments in respect of the acquisition of Telerate. Adjustments of £6 million to goodwill in 2004 relate to the finalisation of earn out agreements in relation to the acquisition of AVT Technologies Limited and Capital Access International LLC, and also to the finalisation of fair value adjustments in respect of the acquisition of Multex. Fair value adjustments are based on an independent valuation performed by professionally-qualified valuers.

**	Reclassifications in 2005 relate to Instinet Group, which was classified as a discontinued operation prior to its disposal.

The carrying amount of intangibles, other than goodwill, internally-generated software and purchased software, at 31 December 2006 includes the following balances which are considered to be material to the Group’s financial statements:

Arising on acquisition of	Nature (included in category	)	Date of acquisition	Carrying amount £m	Remaining amortisation period

Telerate	Customer relationships		June 2005	40	8 years, 5 months

Application Networks	Technology know-how		June 2006	13	4 years, 5 months

Bridge	Trade names		October 2001	12	4 years, 9 months

Bridge	Technology know-how		October 2001	11	4 years, 9 months

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

94	Notes to the financial statements continued

13 Intangible assets continued

Impairment tests of goodwill
No impairment losses in respect of goodwill have been recognised in 2006 or 2005.

For the purpose of performing impairment reviews, Reuters has identified seven cash generating units (CGUs). In prior years, Reuters identified eight CGUs, but disposed of BTC in 2005. Annual impairment reviews are performed as at 1 July for all CGUs, which include goodwill. These reviews compare the carrying value of each CGU with the present value of future cash flows arising from the use of the assets of the unit (value in use). If the value in use is less than the carrying value of the CGU, an impairment loss is recognised immediately in the income statement.

Goodwill has been allocated directly to CGUs. The balances at 31 December 2005 have been restated to reallocate £25m of goodwill arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.

		Carrying amount of goodwill at

			Restated
		31 December 2006	31 December 2005	31 December 2004
Business division	Cash generating unit	£m	£m	£m

Sales & Trading	Sales & Trading	146	157	74

	Bridge Trading Company	–	–	8

Research & Asset Management	Investment Banking & Investment Management	93	103	74

	Wealth Management	–	–	–

	Lipper	28	31	22

Enterprise	Enterprise (excluding Risk)	3	4	4

	Risk	22	9	9

Media	Media	5	5	–

Total		297	309	191

Key assumptions used in the value in use calculations are as follows:

Cash flow projections are derived from financial plans approved by the Board and cover a five year period. They reflect management’s expectations of revenue growth, operating cost and margin for each CGU based on past experience. Projections exclude the expected revenue and cost synergy benefits arising from the various Core Plus growth strategies not yet underway. Cash flows beyond the five year period have been extrapolated using estimated terminal growth rates.

A pre-tax discount rate of 9% to 11% (2005: 9%, 2004: 9%), reflecting the risks relating to the CGUs, has been applied to cash flow projections. For accounting purposes, impairment testing has been performed using perpetuity growth rates ranging from 2% to 3% (2005: 0% to 3%, 2004: 0% to 3%). The rates used have been determined with regard to projected growth for the specific markets in which the CGUs participate. These rates are below the long-term average growth rate for the businesses in which Reuters operates.

The forecasts are most sensitive to changes in projected revenue growth rates in the first five years of the forecast period. However, there is significant headroom and forecast revenues would have to be more than 14% lower than currently projected, before a possible impairment charge would be indicated.

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

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	95

14 Property, plant and equipment

				Office
			Computer	equipment
	Freehold	Leasehold	systems	and motor
	property	property	equipment	vehicles	Total
	£m	£m	£m	£m	£m

Cost:

1 January 2004	241	214	1,038	247	1,740

Exchange differences	(6)	(12)	(34)	(10)	(62)

Additions	1	32	69	9	111

Disposals	(83)	(47)	(215)	(53)	(398)

31 December 2004	153	187	858	193	1,391

Exchange differences	1	8	36	4	49

Additions	5	41	80	11	137

Acquisitions	–	–	1	1	2

Disposals	–	(8)	(91)	(15)	(114)

Reclassifications*	(1)	(62)	(41)	(36)	(140)

31 December 2005	158	166	843	158	1,325

Exchange differences	(5)	(10)	(57)	(10)	(82)

Additions	9	37	75	9	130

Disposals	–	(4)	(193)	(24)	(221)

31 December 2006	162	189	668	133	1,152

Depreciation:

1 January 2004	(95)	(112)	(853)	(203)	(1,263)

Exchange differences	6	3	32	5	46

Charged in the year	(8)	(11)	(95)	(16)	(130)

Disposals	27	27	208	48	310

31 December 2004	(70)	(93)	(708)	(166)	(1,037)

Exchange differences	(1)	(3)	(29)	(3)	(36)

Charged in the year	(4)	(13)	(73)	(13)	(103)

Disposals	–	8	89	14	111

Reclassifications*	–	31	33	34	98

31 December 2005	(75)	(70)	(688)	(134)	(967)

Exchange differences	2	4	47	9	62

Charged in the year	(4)	(15)	(67)	(9)	(95)

Disposals	–	3	192	24	219

31 December 2006	(77)	(78)	(516)	(110)	(781)

Carrying amount:

31 December 2004	83	94	150	27	354

31 December 2005	83	96	155	24	358

31 December 2006	85	111	152	23	371

*	Reclassifications in 2005 relate to Instinet Group, which was classified as a discontinued operation prior to its disposal, other assets held for sale at the balance sheet date and depreciation capitalised as intangible assets.

The carrying amount of computer systems equipment includes an amount of £4 million (2005: £2 million, 2004: £nil) in respect of subscriber equipment being sourced and managed by IBM on behalf of Reuters. This equipment has been classified as an asset held under finance lease. The agreement for provision of equipment and services by IBM includes a renewal clause and an option to purchase the equipment at fair market value.

The carrying amount of property, plant and equipment includes £16 million (2005: £nil, 2004: £nil) in respect of assets in the course of construction.

The carrying amount of leasehold property is analysed as follows:

	2006	2005	2004
	£m	£m	£m

Long-term leaseholds	66	33	32

Short-term leaseholds	45	63	62

Total leasehold property	111	96	94

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

96	Notes to the financial statements continued

15 Investments accounted for using the equity method

	Interests
	in joint	Interests in
	ventures	associates	Total
	£m	£m	£m

Net assets/cost:

1 January 2004	72	207	279

Reclassifications*	(47)	(31)	(78)

Exchange differences	(1)	–	(1)

Arising in year – share of:

Operating profits	5	8	13

Taxation	–	(2)	(2)

Dividends received	(3)	(1)	(4)

Loans repaid to joint ventures	5	–	5

Disposals	–	(176)	(176)

Shareholder taxes	(2)	–	(2)

31 December 2004	29	5	34

Exchange differences	2	–	2

Arising in year – share of:

Operating profits	5	–	5

Interest receivable	1	–	1

Taxation	(1)	–	(1)

Additions	1	–	1

Dividends received	(4)	–	(4)

Disposals	(1)	–	(1)

Impairments	–	(2)	(2)

31 December 2005	32	3	35

Reclassifications*	(14)	–	(14)

Exchange differences	(3)	(1)	(4)

Arising in year – share of:

Operating profits	–	1	1

Interest receivable	1	–	1

Taxation	(2)	–	(2)

Additions	8	–	8

Dividends received	(3)	–	(3)

31 December 2006	19	3	22

Goodwill:

1 January 2004	–	1	1

31 December 2004	–	1	1

31 December 2005	–	1	1

Additions	–	15	15

31 December 2006	–	16	16

Carrying amount:

31 December 2004	29	6	35

31 December 2005	32	4	36

31 December 2006	19	19	38

*	Reclassifications in 2006 relate to the Group’s investment in Factiva, which was classified as a non-current asset held for sale and sold during the year. Reclassifications in 2004 relate to the Group’s investment in Radianz, which was classified as a discontinued operation in 2004 and sold during 2005.

The Group holds a 51% interest in AFE Solutions Limited, a 38% interest in 3 Times Square Associates LLC and a 40% interest in Independent Research Network LLC, which are jointly controlled entities accounted for under the equity method of accounting.

In July 2006, Reuters and the Chicago Mercantile Exchange (CME) formed a new joint venture, FXMarketSpace Limited, to create a centrally-cleared, global foreign exchange trading system. Reuters invested £8 million in the joint venture during 2006.

In October 2006, Reuters acquired a 26% interest in Times Global Broadcasting Company Limited for £11 million relating to the launch of a new Indian TV News Channel, TIMES NOW, in association with the Times of India.

In November 2006, Reuters acquired a 17% interest in Pluck Corporation for £4 million. This has been classified as an associate and accounted for under the equity method of accounting because Reuters has a seat on the Board of Directors and therefore has significant influence over Pluck Corporation.

On 18 October 2006, Reuters agreed to sell the majority of its investment in Factiva to joint venture partner Dow Jones. In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, Reuters reclassified its investment as a non-current asset held for sale on this date. The sale was completed on 15 December 2006.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	97

Share of post-tax (losses)/profits from associates and joint ventures is reconciled to the income statement as follows:

	2006	2005	2004
	£m	£m	£m

Operating profits	1	5	13

Interest receivable	1	1	–

Taxation	(2)	(1)	(2)

Set-up costs of FXMarketSpace	(4)	–	–

Share of post-tax (losses)/profits from associates and joint ventures	(4)	5	11

Summarised financial information in respect of the Group’s interests in its joint ventures at 31 December is as follows:

	2006	2005	2004
	£m	£m	£m

Income	63	83	80

Expenses	(64)	(78)	(75)

(Loss)/profit	(1)	5	5

Non-current assets	61	76	66

Current assets	18	37	37

Current liabilities	(49)	(20)	(19)

Non-current liabilities	(11)	(61)	(55)

Carrying value	19	32	29

Summarised financial information in respect of the Group’s interests in its associates at 31 December is as follows:

	2006	2005	2004
	£m	£m	£m

Revenues	10	21	43

Profit	1	–	6

Assets	48	19	17

Liabilities	(29)	(15)	(11)

Carrying value	19	4	6

16 Other financial assets and liabilities

Other financial assets and liabilities, including derivative financial instruments, are stated at fair value in 2005 and 2006. 2004 comparatives have been presented under UK GAAP as noted in the accounting policies.

Other financial assets include the following:

	2006	2005	2004
	£m	£m	£m

Available-for-sale financial assets:

Equity securities	17	13	47

Other available-for-sale financial assets	9	5	10

Short-term deposits	198	1	258

Derivative financial instruments (see note 17)	33	21	–

Total	257	40	315

Less: Non-current portion	(47)	(22)	(28)

Current portion	210	18	287

Short-term deposits are managed by the Group’s treasury function as part of the Group’s overall financing strategy. Movements in short-term deposits are therefore classified within ‘financing activities’ in the Consolidated cash flow statement.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

98	Notes to the financial statements continued

16 Other financial assets and liabilities continued

Movements in the carrying value of available-for-sale financial assets are analysed as follows:

	2006	2005	2004
	£m	£m	£m

1 January	18	57	54

Transitional adjustment on first-time adoption of IAS 39	–	101	–

1 January as adjusted	18	158	54

Exchange differences	–	–	(1)

Additions	–	1	–

Fair value adjustments recognised in equity	6	(50)	–

Reclassifications*	4	(23)	31

Disposals	(2)	(68)	(27)

31 December	26	18	57

*	Reclassifications in 2006 relate to a minority preference share interest in a Factiva entity that Reuters retained following the disposal of the majority of the Group’s investment in Factiva.
Reclassifications in 2005 include balances transferred to assets held for sale and liabilities associated with assets held for sale. Reclassifications in 2004 include balances transferred from investments in associates, following Reuters part-disposal of its stake in TSI.

Other financial liabilities include the following:
	2006	2005	2004
	£m	£m	£m

Borrowings:

Bank overdrafts	24	25	17

Bank loans	–	–	37

Term notes and commercial paper	632	383	456

Finance lease payables	4	2	–

Total borrowings	660	410	510

Derivative financial instruments (see note 17)	27	10	–

Total	687	420	510

Less: Non-current portion	(521)	(371)	(329)

Current portion	166	49	181

The term notes principally relate to a public bond of £337 million which is repayable in November 2010 and incurs interest at a fixed rate of 4.6% and a floating rate note of £169 million repayable in November 2008 and at 31 December 2006 incurs interest at 3.7% . Commercial paper of £122 million incurs interest at 4.9% . All borrowings are unsecured.

The maturity profile of finance lease payables is as follows:

	Minimum lease			Present value of minimum lease
	payments			payments

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Within one year	2	1	–	2	1	–

One to five years	2	1	–	2	1	–

Greater than five years	–	–	–	–	–	–

	4	2	–	4	2	–

The fair value of the Group’s lease obligations approximates to their carrying amounts.

Fair value movements on other financial assets and liabilities recognised during 2006 and 2005 (see note 17) include the following:

		2006		2005

	Fair value		Fair value
	gain/(loss)	Fair value	gain/(loss)	Fair value
	in income	gain/(loss)	in income	gain/(loss)
	statement	in equity	statement	in equity
	£m	£m	£m	£m

Available-for-sale financial assets	–	6	–	(50)

Embedded derivatives in revenue contracts	(24)	–	21	–

Embedded derivatives in supplier contracts	4	–	(2)	–

Hedging instruments:

Cross-currency interest rate swaps – fair value hedges	(3)	–	(1)	–

Cross-currency interest rate swaps – net investment hedges	1	34	(1)	(39)

Other derivatives:

Gains	1	–	–	–

Losses	(1)	–	–	–

Other financial assets	–	–	(16)	–

Total	(22)	40	1	(89)

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	99

17 Derivatives and other financial instruments

IAS 32 ‘Financial Instruments: Presentation and Disclosure’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ were adopted by the Group with effect from 1 January 2005. Financial information was prepared under UK GAAP for the financial period ended 31 December 2004. Comparative information for 2004 is therefore shown separately after the 2005 and 2006 information below.

Management of financial risk
The Group’s activities expose it to a variety of financial risks. The main risks managed by the Group, under policies approved by the Board, are foreign currency risk, interest rate risk, liquidity risk, counterparty credit risk and price risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Board periodically reviews Reuters treasury activities, policies and procedures. All treasury activity takes place within a formal control framework.

Details of values of financial assets and liabilities, including derivative financial instruments, are shown on page 100.

Foreign currency risk
Foreign exchange risks arise from cash flows relating to commercial transactions, recognised assets and liabilities and net investments in foreign operations. A substantial portion of Reuters revenue is receivable in foreign currencies with terms of payments up to three months in advance. Reuters is exposed to currency risk from committed revenue for periods of up to two years.

The conversion of net investments in foreign operations into the Group’s reporting currency of sterling, creates translation exposure. To mitigate this effect, to the extent that the Group has core debt, it is held in currencies approximately proportionate to the currency profile of the Group’s net assets. The currency of the debt may be altered by the use of currency swaps. The main currencies to which the Group is exposed are the US dollar, the Swiss franc and the euro.

Details of forward exchange contracts held for risk management purposes and an analysis of the sensitivity to rate changes of fair values of financial instruments are shown on page 101.

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

The Group has no specific requirements on the exact proportion of interest that should be fixed or floating. The position is reviewed periodically on a currency by currency basis. Various factors are considered in the review including forecast core debt levels and prevailing market conditions. Based on this review, the Group manages its cash flow and fair value interest rate risk by using interest rate swaps. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

An analysis by currency of interest rate swaps held for risk management purposes is shown on page 101. Details of the currency and interest rate profile of the Group’s financial assets and liabilities and the exposure of the Group’s borrowings to interest rate changes are shown on pages 103–104.

Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Reuters manages its net debt position and interest costs to support its continued access to the full range of debt capital markets.

In October 2006, Reuters entered into a committed multicurrency revolving credit facility for £680 million. This replaced an existing committed syndicated credit facility of £480 million and a bilateral loan facility of £24 million. At 31 December 2006, Reuters had available £623 million under the facility, following utilisation of £57 million in the form of a standby letter of credit relating to an operating lease. There were no cash drawings from the facility during 2006. The commitment expires, and any final repayment is due in October 2011, unless one-year extension options are exercised in October 2007 and October 2008 (at the banks’ discretion). In this instance, the latest expiry date would be 2013.

In March 1998, Reuters established a Euro commercial paper programme. This provides access to £1.5 billion of uncommitted short-term finance of which £1.4 billion was unused at 31 December 2006 (£1.5 billion was unused at 31 December 2005, £1.4 billion was unused at 31 December 2004). In December 1998, Reuters established a £1.0 billion Euro medium-term note programme of which £490 million was unused at 31 December 2006 (£631 million was unused at 31 December 2005, £613 million was unused at 31 December 2004).

In addition, at 31 December 2006, the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £117 million, available at money market rates.

Details of the timing of repayment of borrowings and other financial liabilities are shown on page 104.

Counterparty credit risk
The Group is exposed to concentrations of credit risk. Trade receivables are concentrated in the financial community. The Group estimates that approximately 65% of its subscribers are financial institutions, 21% are corporations in other sectors of the business community, 11% are from the news media and 3% are government institutions and individuals worldwide (2005: 72%, 14%, 9% and 5%, 2004: 72%, 17%, 4% and 7%).

The maximum exposure to credit risk at 31 December 2006 was as follows: trade receivables £110 million, amounts owed by associates and joint ventures £6 million, accrued income £38 million, short-term deposits £198 million, cash and equivalents £129 million and derivative financial instruments £30 million (2005: £120 million, £4 million, £38 million, £1 million, £662 million and £21 million, 2004: £131 million, £3 million, £38 million, £258 million, £578 million and £64 million).

The Group invests with high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution. All derivative instruments are unsecured, but the amount of this credit risk is generally restricted to any fair value gain and not the principal amount hedged. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of ‘A3/A-’ or higher. Credit risk may be managed by the use of credit default swaps and standby letters of credit.

Price risk
Movements in equity security prices change the carrying value of available-for-sale financial assets, with changes being recorded in equity. On adoption of IAS 39 on 1 January 2005, Reuters designated its investment in Savvis convertible preference shares as being held at fair value through profit or loss, with movements in the fair value being recognised within the income statement. The shares were pledged as part of the consideration for the Telerate acquisition in June 2005 and no further fair value movements were recorded in the income statement after this point.

The Group does not have a material exposure to commodity price risk.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

100	Notes to the financial statements continued

17 Derivatives and other financial instruments continued

Financial assets and liabilities
Carrying and fair values of Group financial assets and liabilities at 31 December were:

		2006		2005

	Carrying		Carrying
	value	Fair value	value	Fair value
	£m	£m	£m	£m

Derivative financial instruments:

Cross-currency interest rate swaps – fair value hedges < 1 year	–	–	2	2

Cross-currency interest rate swaps – fair value hedges > 1 year	(9)	(9)	12	12

Embedded derivatives in revenue contracts	(18)	(18)	6	6

Embedded derivatives in supplier contracts	3	3	(1)	(1)

Cross-currency interest rate swaps – net investment hedges	30	30	(8)	(8)

Financial assets:

Available-for-sale assets financial assets (see note 16)	26	26	18	18

Trade receivables less provision for impairment (see note 19)	110	110	120	120

Amounts owed by associates and joint ventures (see note 19)	6	6	4	4

Other receivables (see note 19)	80	80	68	68

Accrued income*	38	38	38	38

Short-term deposits (see note 16)	198	198	1	1

Cash and cash equivalents (see note 20)	129	129	662	662

Financial liabilities:

Borrowings (see note 16)	(660)	(660)	(410)	(410)

Trade payables (see note 22)	(56)	(56)	(14)	(14)

Accruals**	(274)	(274)	(262)	(262)

Amounts owed to associates and joint ventures (see note 22)	(1)	(1)	(11)	(11)

Other payables***	(87)	(87)	(95)	(95)

Other taxation and social security (see note 22)	(33)	(33)	(35)	(35)

Other provisions for liabilities and charges****	(95)	(95)	(113)	(113)

Total	(613)	(613)	(18)	(18)

*	Prepayments and accrued income in note 19 (£62 million) include £24 million of prepayments that are not financial assets (2005: Prepayments and accrued income in note 19 (£78 million) include £40 million of prepayments that are not financial assets).
**	Accruals in note 22 (£276 million) include £2 million of non-financial liabilities (2005: Accruals in note 22 (£264 million) include £2 million of non-financial liabilities).
***	Other payables in note 22 (£94 million) include £2 million of progress payments on contracts and £5 million of subscriptions in advance which are non-financial liabilities (2005: Other payables in note 22 (£107 million) include £3 million of progress payments on contracts and £9 million of subscriptions in advance which are non-financial liabilities).
****	Other provisions for liabilities and charges in note 24 (£119 million) includes £24 million of non-financial liabilities (2005: Other provisions for liabilities and charges in note 24 (£139 million) includes £26 million of non-financial liabilities).

Derivative financial instruments
Derivative financial instruments held at 31 December were:

			2006			2005

	Gross			Gross
	contract			contract
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Maturing in less than one year:

Cross-currency interest rate swaps – fair value hedges	–	–	–	19	2	–

Forward foreign exchange contracts – fair value hedges	27	–	–	–	–	–

Forward foreign exchange contracts – held for trading	242	–	–	131	–	–

Embedded derivatives in revenue contracts	609	–	18	440	6	–

Embedded derivatives in supplier contracts	41	3	–	26	–	1

	919	3	18	616	8	1

Maturing in greater than one year:

Cross currency interest rate swaps – net investment hedges	426	30	–	304	1	9

Cross currency interest rate swaps – fair value hedges	506	–	7	337	12	–

Interest rate swaps – fair value hedges	10	–	2	10	–	–

	942	30	9	651	13	9

Total	1,861	33	27	1,267	21	10

Gross contract amounts are calculated at historical exchange rates.

During 2005 and 2006 certain derivative contracts were entered into for the purpose of managing foreign exchange risks associated with the Group’s commercial paper programme and its short-term intercompany balances, that did not meet the criteria to be accounted for as hedges and consequently are classified as forward exchange contracts – held for trading.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	101

The following table provides an analysis by currency of interest rate swaps held for risk management purposes at 31 December:

		2006	2005
		Gross contract	Gross contract
		amount	amount
Received	Paid	£m	£m

Net investment hedges:

Sterling floating	US dollar floating	382	280

Sterling floating	Swiss franc floating	34	24

Sterling floating	Euro floating	10	–

Fair value hedges:

Japanese yen fixed	Sterling floating	5	5

Euro fixed	Sterling floating	332	351

Euro fixed	Sterling floating	10	10

Euro floating	Sterling floating	169	–

Total		942	670

Interest is receivable under swap contracts at rates between 0.6% and 5.9% and is payable at rates between 2.0% and 6.0% . Interest rate swaps are due to mature at various dates between June 2008 and November 2010.

The following table provides an analysis by currency of forward exchange contracts held for risk management purposes at 31 December:

	2006	2005
	Gross contract	Gross contract
	amount	amount
	£m	£m

Sales:

Swiss franc	86	–

US dollar	60	22

Thai baht	11	–

Japanese yen	7	12

Hong Kong dollar	7	8

Canadian dollar	6	7

Swedish krona	5	–

Australian dollar	1	8

Euro	–	14

Purchases:

Euro	40	–

South African rand	24	23

Singapore dollar	18	24

Swiss franc	–	9

Other	4	4

Total	269	131

Composed of:

Forward foreign exchange contracts – fair value hedges	27	–

Forward foreign exchange contracts – held for trading	242	131

Total	269	131

Foreign exchange forward contracts held at 31 December 2006 matured in January 2007.

Hedges of net investment in foreign entity
The Group’s long-term borrowings undertaken in November 2003 and November 2006 were swapped into US dollars and Swiss francs by transacting cross-currency interest rate swaps and designated as a hedge of the net investment in the Group’s foreign subsidiaries. The resulting debt of $694 million (2005: $498 million) is designated against the foreign investment in US subsidiaries, goodwill arising on acquisitions, and certain intangible assets. The resulting Swiss franc debt of 79 million Swiss francs (2005: 55 million Swiss francs) is designated as a hedge of the foreign investment in Reuters SA. A further debt of €15 million (2005: €nil) was designated against the foreign investment in European subsidiaries.

Hedges of fair values
The fair value interest rate risk of the €500 million fixed rate bond issued by Reuters Finance PLC was hedged by being swapped into euro floating rate interest.

The foreign exchange risk arising from the retranslation of the €500 million fixed rate bond issued by Reuters Finance PLC and the €250 million floating rate note issued by Reuters Group PLC was hedged by being swapped into sterling floating rate. The foreign exchange risk arising from the retranslation and the interest rate risk arising from the impact of changes in interest rates on the fair values of foreign currency medium-term notes amounting to £4 million and maturing in 2008 were also swapped into floating rate sterling interest. The above hedges were executed in the form of cross-currency interest rate swaps.

The weighted average variable rate payable on all interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2006 was 6% (2005: 5%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

102	Notes to the financial statements continued

17 Derivatives and other financial instruments continued

Embedded derivatives
Forward exchange contracts implicitly contained in subscription-based revenue commitments priced in currencies different from both the functional currency of the Reuters entity and that of the customer are separated from their host contracts and held on the balance sheet at fair value. These revenue commitments extend two years from the balance sheet date. The majority of embedded derivatives in sales contracts arise through US dollar pricing.

Forward exchange contracts implicitly contained in purchase commitments priced in currencies different from both the functional currency of the Reuters entity and that of the supplier are also separated from their host contracts and held on the balance sheet at fair value. These purchase commitments expire at various times between 2007 and 2010. The majority of embedded derivatives in supplier contracts are US dollar-priced purchase commitments.

Financial instrument sensitivity analysis
The analysis below summarises the sensitivity of the fair value of the Group’s financial instruments to hypothetical changes in market rates. Fair values are the present value of future cash flows based on market rates at the valuation date.

The estimated adverse changes in the fair value of financial instruments are based on an instantaneous:

•	1% increase in the specific rate of interest from the levels effective at 31 December 2006 with all other variables remaining constant; and

•	10% weakening in the value of sterling against all other currencies from the levels applicable at 31 December 2006 with all other variables remaining constant.

			2006			2005

			10%			10%
		1%	weakening		1%	weakening
		increase in	in other		increase in	in other
		interest	currencies		interest	currencies
	Fair value	rates	against £	Fair value	rates	against £
	£m	£m	£m	£m	£m	£m

Derivative financial instruments:

Currency and interest rate swaps	21	(17)	(10)	6	(22)	4

Forward contracts	–	–	11	–	–	(1)

Embedded derivatives in revenue contracts	(18)	–	(19)	6	–	(44)

Embedded derivatives in supplier contracts	3	–	3	(1)	–	3

Financial assets:

Available-for-sale financial assets (see note 16)	26	–	(2)	18	–	(2)

Trade receivables less provision for impairment (see note 19)	110	–	(10)	120	–	(12)

Amounts owed by associates and joint ventures (see note 19)	6	–	(1)	4	–	–

Other receivables (see note 19)	80	–	(6)	68	–	(4)

Accrued income*	38	–	(2)	38	–	(3)

Short-term deposits (see note 16)	198	(2)	–	1	–	–

Cash and cash equivalents (see note 20)	129	–	(9)	662	–	–

Financial liabilities:

Borrowings (see note 16)	(660)	17	56	(410)	22	38

Trade payables (see note 22)	(56)	–	3	(14)	–	1

Accruals**	(274)	–	17	(262)	–	16

Amounts owed to associates and joint ventures (see note 22)	(1)	–	–	(11)	–	–

Other payables***	(87)	–	2	(95)	–	2

Other taxation and social security (see note 22)	(33)	–	2	(35)	–	2

Other provisions for liabilities and charges****	(95)	–	6	(113)	–	9

Total	(613)	(2)	41	(18)	–	9

*	Prepayments and accrued income in note 19 (£62 million) include £24 million of prepayments that are not financial assets (2005: Prepayments and accrued income in note 19 (£78 million) include £40 million of prepayments that are not financial assets).
**	Accruals in note 22 (£276 million) include £2 million of non-financial liabilities (2005: Accruals in note 22 (£264 million) include £2 million of non-financial liabilities).
***	Other payables in note 22 (£94 million) include £2 million of progress payments on contracts and £5 million of subscriptions in advance which are non-financial liabilities (2005: Other payables in note 22 (£107 million) include £3 million of progress payments on contracts and £9 million of subscriptions in advance which are non-financial liabilities).
****	Other provisions for liabilities and charges in note 24 (£119 million) includes £24 million of non-financial liabilities (2005: Other provisions for liabilities and charges in note 24 (£139 million) includes £26 million of non-financial liabilities).

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	103

Profile of financial assets and liabilities
The currency and interest rate profile of the Group’s financial assets and liabilities, after the impact of derivatives, that are subject to interest rate risk at 31 December was:

	2006
	Classes of financial assets and liabilities

				Term			Weighted
		Cash and		notes and	Finance		average
	Short-term	cash	Bank	commercial	lease		interest
	deposits	equivalents	overdrafts	paper	creditors	Total	rate
	£m	£m	£m	£m	£m	£m	%

By currency:

Sterling:

Floating	–	41	(1)	(88)	–	(48)	5

Fixed	197	–	–	(122)	–	75	5

US dollar:

Floating	–	32	(15)	(378)	–	(361)	6

Fixed	–	–	–	–	(4)	(4)	6

Euro:

Floating	–	7	(3)	(10)	–	(6)	4

Other:

Floating	1	49	(5)	(34)	–	11	3

Total	198	129	(24)	(632)	(4)	(333)

By maturity:

Within one year	198	129	(24)	(122)	(2)	179

Between one and two years	–	–	–	(173)	(2)	(175)

Between two and three years	–	–	–	–	–	–

Between three and four years	–	–	–	(337)	–	(337)

Between four and five years	–	–	–	–	–	–

Over five years	–	–	–	–	–	–

Total	198	129	(24)	(632)	(4)	(333)

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

104	Notes to the financial statements continued

17	Derivatives and other financial instruments continued
	2005
	Classes of financial assets and liabilities

				Term			Weighted
		Cash and		notes and	Finance		average
	Short-term	cash	Bank	commercial	lease		interest
	deposits	equivalents	overdrafts	paper	creditors	Total	rate
	£m	£m	£m	£m	£m	£m	%

By currency:

Sterling:

Floating	–	580	(24)	(56)	–	500	4

US dollar:

Floating	–	19	–	(291)	–	(272)	5

Fixed	–	–	–	–	(2)	(2)	6

Euro:

Floating	–	8	–	(11)	–	(3)	3

Other:

Floating	1	55	(1)	(25)	–	30	3

Total	1	662	(25)	(383)	(2)	253

By maturity:

Within one year	1	662	(25)	(22)	(1)	615

Between one and two years	–	–	–	–	(1)	(1)

Between two and three years	–	–	–	(5)	–	(5)

Between three and four years	–	–	–	–	–	–

Between four and five years	–	–	–	(356)	–	(356)

Over five years	–	–	–	–	–	–

Total	1	662	(25)	(383)	(2)	253

Maturity of financial liabilities
Financial liabilities, excluding derivative financial instruments, at 31 December are repayable as follows:

	2006		2005

		Other		Other
		financial		financial
	Borrowings	liabilities	Borrowings	liabilities
	£m	£m	£m	£m

Within one year	148	507	48	473

Between one and two years	175	19	1	30

Between two and three years	–	7	5	8

Between three and four years	337	5	–	8

Between four and five years	–	3	356	4

Over five years	–	5	–	7

Total	660	546	410	530

The exposure of the Group’s borrowings to interest rate changes and the contractual re-pricing dates are as follows:

	2006

	6 months or less	6–12 months	1–5 years	Over 5 years	Total
	£m	£m	£m	£m	£m

Bank overdrafts	24	–	–	–	24

Term notes and commercial paper	291	–	341	–	632

Finance lease creditors	1	1	2	–	4

Effect of interest rate swaps	341	–	(341)	–	–

Total	657	1	2	–	660

					2005

	6 months or less	6–12 months	1–5 years	Over 5 years	Total
	£m	£m	£m	£m	£m

Bank overdrafts	25	–	–	–	25

Term notes and commercial paper	22	–	361	–	383

Finance lease creditors	1	–	1	–	2

Effect of interest rate swaps	361	–	(361)	–	–

Total	409	–	1	–	410

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	105

Derivatives and other financial instruments
(2004 UK GAAP comparatives)
The applicable accounting policies relevant to the 2004 comparatives prepared under UK GAAP are given on page 82.

The following disclosure for Derivatives and other financial instruments was made in the 2004 Annual Report and Form 20-F prepared under UK GAAP.

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

Derivative financial instruments held at 31 December 2004 were:

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

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

106	Notes to the financial statements continued

17	Derivatives and other financial instruments continued

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

All derivative instruments are unsecured. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of ‘A3/A–’ or higher.

Carrying and fair values of Group financial assets and liabilities at 31 December were:

		2004

	Carrying value	Fair value
	£m	£m

Derivative financial instruments	54	64

Other financial assets:

Fixed asset investments	28	34

Long-term debtors	20	20

Investments held for resale	108	194

Other short-term deposits and cash	836	836

Other financial liabilities:

Short-term borrowings	(181)	(181)

Long-term borrowings	(329)	(329)

Other financial liabilities	(97)	(97)

The fair value of fixed asset investments and investments held for sale is the carrying value unless the investment has a readily determinable market value which is higher.

The fair value of listed short-term deposits was based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.

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

The estimated adverse changes in the fair value of financial instruments are based on an instantaneous:

•	1% increase in the specific rate of interest from the levels effective at 31 December 2004 with all other variables remaining constant; and

•	10% weakening in the value of sterling against all other currencies from the levels applicable at 31 December 2004 with all other variables remaining constant.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	107

		Fair value changes arising from

			10% weakening
		1% increase in	in £ against
		interest rates	other currencies
	Fair value	(adverse)	(adverse)
	£m	£m	£m

Currency and interest rate swaps	64	(27)	(10)

Forward contracts	–	–	(16)

Total	64	(27)	(26)

Monetary assets and liabilities by currency, after cross currency swaps, excluding the functional currency of each operation, at 31 December 2004 were:

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

The currency and interest rate profile of the Group’s financial assets at 31 December 2004 was:

		Cash and short-term deposits			Fixed rate investments

					Weighted	Weighted
					average interest	average time
		Non-interest	Floating rate	Fixed rate	rate at	for which rate
	Total	bearing assets	investments	investments	31 December	is fixed
	£m	£m	£m	£m	%	Years

Sterling	416	80	336	–	–	–

US dollar	469	58	411	–	–	–

Euro	33	7	26	–	–	–

Other	74	11	58	5	–	3

31 December 2004	992	156	831	5	–	3

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

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

108	Notes to the financial statements continued

17	Derivatives and other financial instruments continued

Total financial liabilities at 31 December 2004 are repayable as follows:

		Other financial
	Borrowings	liabilities
	£m	£m

Within one year	181	32

Between one and two years	19	19

Between two and five years	5	18

Over five years	305	28

Total	510	97

In April 2003, Reuters entered into a committed syndicated credit facility for £1 billion. £520 million of the facility either expired or was voluntarily cancelled in 2004. At 31 December 2004, Reuters had £480 million available under the facility. The facility was undrawn during 2004. The commitment expires and final repayment is due in April 2008.

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

18	Inventories

	2006	2005	2004
	£m	£m	£m

Work in progress on contracts	1	1	3

19	Trade and other receivables

	2006	2005	2004
	£m	£m	£m

Trade receivables	123	138	162

Less: Provision for impairment	(13)	(18)	(31)

Net trade receivables	110	120	131

Instinet counterparty debtors	–	–	216

Amounts owed by associates and joint ventures	6	4	3

Other receivables	80	68	111

Prepayments and accrued income	62	78	74

Total trade and other receivables	258	270	535

The carrying value of trade and other receivables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time. If the final outcome (on the judgement areas) were to differ by 10% from management’s estimates, the Group would need to book an adjustment of £1 million to operating costs and to trade receivables.

Concentration of credit risk faced by the Group and other relevant risk factors are detailed in note 17 on page 99.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	109

20  Cash and cash equivalents

	2006	2005	2004
	£m	£m	£m

Cash:

Cash in hand and at bank	79	98	83

Listed cash equivalents:

Government securities – overseas	–	–	8

Unlisted cash equivalents:

Term deposits – UK	2	12	84

Term deposits – overseas	5	3	31

Other investments – UK	37	546	–

Other investments – overseas	6	3	372

Cash and cash equivalents	129	662	578

The following cash balances are held by subsidiaries in countries where exchange control restrictions are in force, such that cash is not freely transferable around the Group:

	2006	2005	2004
	£m	£m	£m

Brazil	1	2	2

China	–	1	1

Venezuela	3	2	1

Total restricted cash	4	5	4

21  Non-current assets and liabilities held for sale
The following are assets and liabilities classified as held for sale at 31 December:

	2006	2005	2004
	£m	£m	£m

Non-current assets classified as held for sale:

Property, plant and equipment	–	1	–

Assets of subsidiary held exclusively for resale*	–	–	145

Total assets classified as held for sale	–	1	145

Liabilities directly associated with non-current assets classified as held for sale:

Liabilities of subsidiary held exclusively for resale*	–	–	(47)

Total net assets classified as held for sale	–	1	98

*	2004 figures have been measured in accordance with IAS 27 ‘Consolidated and Separate Financial Statements’ and not in accordance with IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’.

On 18 October 2006, the Group classified its investment in Factiva as a non-current asset held for sale. The disposal of the majority of this investment was completed on 15 December 2006. Reuters retained a minority preference share interest in a Factiva entity which has been reclassified as an available-for-sale financial asset.

In 2005, a property with a net book value of £1 million was classified as a non-current asset held for sale. The sale of this property was completed in 2006.

In 2004, Radianz was classified as a subsidiary held exclusively for resale. Radianz’s net assets of £98 million were shown as held for sale. Radianz is reported within the Sales & Trading division. The acquisition and subsequent disposal of Radianz is detailed in note 7 on page 87.

22  Trade and other payables

		Restated
	2006	2005	2004
	£m	£m	£m

Trade payables	56	14	71

Accruals	276	264	346

Instinet counterparty creditors	–	–	197

Deferred income	31	25	21

Amounts owed to associates and joint ventures	1	11	12

Other payables	94	107	39

Other taxation and social security	33	35	35

Total trade and other payables	491	456	721

2005 has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability (see ‘Basis of accounting’ on page 78). The impact of recognising these commitments is to increase other payables at 31 December 2005 by £59 million.

The carrying value of trade and other payables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

110	Notes to the financial statements continued

23  Current tax liabilities

	2006	2005	2004
	£m	£m	£m

Current tax liabilities	196	228	260

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

24  Provisions for liabilities and charges

	2006	2005	2004
	£m	£m	£m

Provisions for post-employment benefits (see note 25)	145	317	263

Other provisions for liabilities and charges	119	139	164

Total provisions	264	456	427

Less: Non-current portion	(204)	(392)	(340)

Current portion	60	64	87

The movement in other provisions for liabilities and charges during 2006 was as follows:

		Legal/	Other
	Rationalisation	compliance	property	Other	Total
	£m	£m	£m	£m	£m

1 January 2006	110	7	5	17	139

Exchange differences	(2)	–	–	(1)	(3)

Charged in the year	37	1	–	5	43

Utilised in the year	(47)	(1)	(2)	(5)	(55)

Released	(4)	–	(1)	(1)	(6)

Unwinding of discounts	1	–	–	–	1

31 December 2006	95	7	2	15	119

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.

The largest provisions relate to restructuring programmes, which cover primarily leasehold properties and severances. A number of leasehold properties have been identified as surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by us. A judgement has also been made in respect of the discount factor, based on a risk-free rate (4% to 5%), which is applied to the rent shortfalls. For severance provisions, the provision is only recognised where employees have a valid expectation or have already been told of their redundancy. Other provisions are held where the recoverability of amounts is uncertain where the actual outcome may differ from the resulting estimates.

Additionally, the Group is subject to certain legal claims and actions (see note 35 on page 124). Provisions for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, including any associated legal costs. The level of any provision is inevitably an area of management judgement given the outcome of litigation is difficult to predict. There can be no assurance that there will not be an increase in the scope of these legal matters or that any future lawsuits, claims, preceedings or investigations will not be material.

The majority of charges in 2006 relate to the Core Plus programme which was announced in July 2005 and includes headcount reduction, data centre rationalisation and development transformation. These provisions will be primarily utilised over the next three years.

Also included within rationalisation provisions at the end of 2006 are obligations related to the Fast Forward programme which was first announced in 2003 and the Telerate integration programme which began in June 2005. Both programmes included headcount reduction and property rationalisation. Severance related provisions will be utilised during 2007 and property-related provisions will be utilised over the remaining lease periods.

Legal/compliance provisions represent the expected cost of settling disputes arising from contractual arrangements with third-party suppliers and individuals and the expected cost of fulfilling indemnities given on the disposal of subsidiaries.

Other property provisions reflect Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements outside the rationalisation programmes and will be over the remaining lease periods.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	111

25  Retirement benefits

The Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.

Defined contribution plans
Reuters Group operates 35 defined contribution plans covering approximately 57% of its employees, of which the largest plans are the Reuters Retirement Plan and the Reuters 401(k) Plans. The percentage of total employees covered and the company contribution to these plans were:

		Company contribution
	% of employees	% of basic salary

Reuters Retirement Plan	16.4%	11.0%	*

Reuters 401(k) Plans	24.4%	6.0%

*	7.0% plus 4.0% through salary sacrifice arrangements.

The Group contributed £29 million to defined contribution plans in 2006 (2005: £25 million, 2004: £19 million) and expects to contribute £30 million in 2007.

Defined benefit plans
The Group also operates 28 defined benefit plans and post retirement medical plans covering approximately 21% of employees. All significant plans are valued under IAS 19 ‘Employee Benefits’ by independently qualified actuaries using the Projected Unit Credit Method.

benefits. The SPS is a smaller defined benefit plan with benefits related to final salary and length of service.

Both the RPF and the SPS are set up under trust, and as such are independent of the company. Both trusts have a single corporate trustee, with the directors of the corporate trustee operating as the managing committee of the pension plan. The RPF and the SPS trustee companies both have directors appointed by the members, and directors, plus the chairman, appointed by the company. No senior company officers are directors of the corporate trustees. Both schemes are prohibited from investing directly in the shares or debt of the company except to the extent that these form part of pooled fund investments.

The largest defined benefit plans are the Reuters Pension Fund (RPF) and the Reuters Supplementary Pension Scheme (SPS). The total defined benefit obligation for all significant plans at 31 December 2006 was £1,417 million (2005: £1,346 million, 2004: £1,158 million), of which £1,075 million (2005: £985 million, 2004: £836 million) related to the RPF and £158 million (2005: £162 million, 2004: £141 million) related to the SPS. The RPF is a complex, hybrid pension fund, with both defined company and employee contributions, and defined employee

Movement on pension provisions and similar obligations

	2006	2005	2004
	£m	£m	£m

1 January	(317)	(263)	(77)

Income statement (see note 3):

Defined benefit plans*	(30)	(27)	(11)

Post-retirement medical benefits	–	(3)	2

Actuarial gains and losses taken directly to reserves:

Defined benefit plans*	8	(46)	(206)

Post-retirement medical benefits	(2)	(2)	1

Exchange differences:

Defined benefit plans*	1	–	–

Post-retirement medical benefits	1	–	–

	(339)	(341)	(291)

Contributions paid	208	24	28

Schemes in surplus recognised within non-current assets	(14)	–	–

31 December	(145)	(317)	(263)

Composed of:

Defined benefit plans*	(129)	(302)	(252)

Post-retirement medical benefits	(9)	(8)	(4)

Other	(7)	(7)	(7)

31 December	(145)	(317)	(263)

*	The figures for defined benefit plans include a number of immaterial schemes which have not been valued under IAS 19.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

112	Notes to the financial statements continued

25	Retirement benefits continued

Amounts recognised in respect of material defined benefit plans
The following disclosures only refer to the Group’s material defined benefit plans:

Defined benefit assets/(liabilities) recognised in the balance sheet

							Post retirement
	UK Plans			Overseas Plans			medical benefits			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Present value of funded obligations	(1,233)	(1,148)	(977)	(157)	(167)	(151)	–	–	–	(1,390)	(1,315)	(1,128)

Fair value of plan assets	1,158	902	781	140	139	124	–	–	–	1,298	1,041	905

	(75)	(246)	(196)	(17)	(28)	(27)	–	–	–	(92)	(274)	(223)

Present value of unfunded obligations	(15)	(19)	(18)	(3)	(4)	(9)	(9)	(8)	(3)	(27)	(31)	(30)

	(90)	(265)	(214)	(20)	(32)	(36)	(9)	(8)	(3)	(119)	(305)	(253)

Plan asset not recognised in the balance sheet	–	–	–	(3)	(3)	–	–	–	–	(3)	(3)	–

IAS 19 deficit recognised in the balance sheet	(102)	(265)	(214)	(25)	(35)	(36)	(9)	(8)	(3)	(136)	(308)	(253)

IAS 19 surplus recognised in the balance sheet	12	–	–	2	–	–	–	–	–	14	–	–

Fair value of reimbursement rights not recognised as pension plan assets	–	–	–	4	4	3	–	–	–	4	4	3

The assets and obligations reported under UK plans include the RPF, the SPS and a number of smaller unfunded early retirement, ill health and retirement benefit schemes.

The reimbursement rights reported under overseas plans relate to insurance policies held by Reuters in respect of a plan in Germany which do not meet the definition of plan assets under IAS 19. These are recognised in non-current assets.

Amounts recognised in the income statement
							Post retirement
	UK Plans			Overseas Plans			medical benefits			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Current service cost	23	19	20	10	11	10	–	–	–	33	30	30

Interest cost	55	52	41	5	5	6	–	–	–	60	57	47

Expected gain on plan assets	(61)	(51)	(52)	(6)	(7)	(6)	–	–	–	(67)	(58)	(58)

Past service cost	6	1	–	–	–	–	–	2	–	6	3	–

Gains on curtailments	(3)	(2)	(3)	–	(3)	–	–	–	–	(3)	(5)	(3)

Gains on settlements	–	(1)	–	–	–	–	–	–	–	–	(1)	–

Total recognised in the income statement	20	18	6	9	6	10	–	2	–	29	26	16

Included within:

Operating profit	22	20	6	9	6	10	–	2	–	31	28	16

Profit on disposal of associates, joint ventures and available-for-sale financial assets	(2)	–	–	–	–	–	–	–	–	(2)	–	–

Profit for the year from discontinued operations	–	(2)	–	–	–	–	–	–	–	–	(2)	–

Total recognised in the income statement	20	18	6	9	6	10	–	2	–	29	26	16

Actual return on plan assets	92	146	76	10	18	5	–	–	–	102	164	81

Further amounts recognised in the statement of recognised income and expense

							Post retirement
	UK Plans			Overseas Plans			medical benefits			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Actuarial losses/(gains)	5	46	195	(13)	(3)	10	2	2	–	(6)	45	205

Effect of asset ceiling	–	–	–	–	3	–	–	–	–	–	3	–

	5	46	195	(13)	–	10	2	2	–	(6)	48	205

Deferred tax impact of actuarial gains and losses recognised in the statement of recognised income and expense	(1)	(10)	(43)	3	–	(2)	(1)	–	–	1	(10)	(45)

Total recognised in the statement of recognised income and expense	4	36	152	(10)	–	8	1	2	–	(5)	38	160

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	113

Cumulative amounts recognised in the statement of recognised income and expense
							Post retirement
	UK Plans			Overseas Plans			medical benefits			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance of actuarial losses at 1 January	241	195	–	7	10	–	2	–	–	250	205	–

Net actuarial losses/(gains) recognised in year	5	46	195	(13)	(3)	10	2	2	–	(6)	45	205

Balance of actuarial losses/(gains) at 31 December	246	241	195	(6)	7	10	4	2	–	244	250	205

Balance of asset limit effects at 1 January	–	–	–	3	–	–	–	–	–	3	–	–

Effects of the asset ceiling in the year	–	–	–	–	3	–	–	–	–	–	3	–

Balance of asset limit effects at 31 December	–	–	–	3	3	–	–	–	–	3	3	–

Changes in the present value of the defined benefit obligation

							Post retirement
	UK Plans			Overseas Plans			medical benefits			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening defined benefit obligation	(1,167)	(995)	(743)	(171)	(160)	(141)	(8)	(3)	(4)	(1,346)	(1,158)	(888)

Current service cost	(23)	(19)	(20)	(10)	(11)	(10)	–	–	–	(33)	(30)	(30)

Past service cost	(6)	(1)	–	–	–	–	–	(2)	–	(6)	(3)	–

Interest cost	(55)	(52)	(41)	(5)	(5)	(6)	–	–	–	(60)	(57)	(47)

Gains on curtailments	3	2	3	–	3	–	–	–	–	3	5	3

Liabilities extinguished on settlements	–	8	–	1	–	–	–	–	–	1	8	–

Actuarial gains/(losses)	(36)	(141)	(219)	9	(8)	(9)	(2)	(2)	–	(29)	(151)	(228)

Contributions by employees	(1)	(3)	(6)	(4)	(4)	(5)	–	–	–	(5)	(7)	(11)

Benefits paid	37	34	31	8	14	9	–	–	1	45	48	41

Exchange differences on overseas plans	–	–	–	12	–	2	1	(1)	–	13	(1)	2

Closing defined benefit obligation	(1,248)	(1,167)	(995)	(160)	(171)	(160)	(9)	(8)	(3)	(1,417)	(1,346)	(1,158)

Changes in the fair value of plan assets
							Post retirement
	UK Plans			Overseas Plans			medical benefits			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening fair value of plan assets	902	781	716	139	124	116	–	–	–	1,041	905	832

Expected return	61	51	52	6	7	6	–	–	–	67	58	58

Assets transferred on settlements	–	(7)	–	(1)	–	–	–	–	–	(1)	(7)	–

Actuarial gains/(losses)	31	95	24	4	11	(1)	–	–	–	35	106	23

Contributions by employer	200	13	14	7	6	9	–	–	1	207	19	24

Contributions by employees	1	3	6	4	4	5	–	–	–	5	7	11

Benefits paid	(37)	(34)	(31)	(8)	(14)	(9)	–	–	(1)	(45)	(48)	(41)

Exchange differences on overseas plans	–	–	–	(11)	1	(2)	–	–	–	(11)	1	(2)

Closing fair value of plan assets	1,158	902	781	140	139	124	–	–	–	1,298	1,041	905

The weighted average duration of the scheme obligations were 25 years and 15 years for the RPF and the SPS respectively.

Following discussions with the trustees of the RPF and the SPS, £181 million was contributed towards funding the deficit in the plans in 2006 with a further £40 million due to the RPF in 2007 and payments of £1.5 million per year due to the SPS in each of the years from 2007 until 2010. A further special contribution of £6 million was made to the SPS in respect of some previously unfunded arrangements. In addition to these special contributions, employer’s contribution rates have been agreed at between 19.0% and 25.8% of pensionable salary (including 6% and 9% respectively through salary sacrifice arrangements) from 1 April 2007 for RPF members and 34.2% for SPS members (including 6% through salary sacrifice arrangements).

The Group expects to contribute £68 million to its defined benefit schemes in 2007, including the special contributions referred to above.

Major categories of plan assets as a percentage of total plan assets

							Post retirement
	UK Plans			Overseas Plans			medical benefits			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
	%	%	%	%	%	%	%	%	%	%	%	%

Equities	44	55	55	45	46	49	–	–	–	44	54	54

Bonds	45	36	37	47	45	38	–	–	–	45	37	37

Property	7	7	7	–	–	–	–	–	–	6	6	6

Cash	1	2	1	4	5	4	–	–	–	2	2	2

Other	3	–	–	4	4	9	–	–	–	3	1	1

The trustees of the RPF and the SPS have responsibility for the operation of the funds including strategic decision making on investment matters. A statement of investment principles has been made by the trustees of the schemes.

The strategic asset allocation of the funds is driven by the financial characteristics of the funds, in particular the funds’ liabilities and the risk tolerance of the trustees. In setting the investment policy, the trustees of the RPF and the SPS sought the views of the company.

Reuters Group PLC Annual Report and Form 20-F 200

Back to Contents

114	Notes to the financial statements continued

25	Retirement benefits continued

Principal actuarial assumptions at the balance sheet date (expressed as a weighted average)

							Post retirement
	UK Plans			Overseas Plans			medical benefits

	2006	2005	2004	2006	2005	2004	2006	2005	2004
	%	%	%	%	%	%	%	%	%

Discount rate	4.93	4.75	5.25	3.49	3.29	3.55	6.00	5.50	5.75

Inflation assumption	3.00	2.75	2.75	1.57	1.47	1.44	–	–	–

Rate of increase in salaries	4.25	4.00	4.00	2.61	2.39	2.53	–	–	–

Rate of increase in pensions in payment	3.00	2.75	2.75	1.38	1.38	1.42	–	–	–

Medical cost trend	–	–	–	–	–	–	5.00	5.50	5.50

Expected rate of return on reimbursement rights	5.10	–	–	4.75	4.25	–	–	–	–

Expected rate of return on assets:

Equities	8.10	8.00	8.25	6.42	7.10	7.12	–	–	–

Bonds	4.49	4.00	4.40	3.14	2.92	3.04	–	–	–

Property	6.20	6.00	6.50	–	–	–	–	–	–

Cash	4.25	4.00	4.00	2.28	2.44	2.18	–	–	–

Other	4.25	–	–	6.05	5.47	4.95	–	–	–

For the RPF and the SPS, the two largest schemes, a 0.25% increase in the discount rate would result in a £61 million decrease in the defined benefit obligation at the balance sheet date. A 0.25% decrease in the discount rate would result in a £66 million increase in the defined benefit obligation at the balance sheet date. The effects of such a change are partially hedged by the schemes’ asset portfolios.

The expected return on plan assets reflects the investments currently held to provide for the pension benefit obligations as at the balance sheet date. Plan assets primarily consist of equity instruments and fixed income investments. The expected rate of return on equities was based on expected market conditions in each of the territories in which plans operate. The expected return on assets is stated net of investment expenses. The expected return on assets for the UK plans at 31 December 2005 and 31 December 2006 is stated gross of the expected levy to the UK Pension Protection Fund.

UK mortality assumptions
The mortality assumptions used to assess the defined benefit obligation for the RPF and the SPS, the largest plans, at 31 December 2006, 31 December 2005 and 31 December 2004 are based on the 92 series tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements to calendar year 2025 and adjustment for the short cohort effect.

The following table illustrates the expectation of life of an average member reaching age 65 at the balance sheet date and member reaching 65 at the same date plus 25 years:

	Life expectation in years

	Male	Female

Retiring at reporting date at age 65	21	24

Retiring at reporting date +25 years at age 65	22	24

For the RPF and the SPS, an increase in life expectancy of 1 year across all age groups would result in a £62 million increase in the defined benefit obligation.

History of experience gains and losses

				2006				2005				2004

			Post				Post				Post
			retirement				retirement				retirement
	UK	Overseas	medical		UK	Overseas	medical		UK	Overseas	medical
	Plans	Plans	benefits	Total	Plans	Plans	benefits	Total	Plans	Plans	benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Defined benefit obligation	(1,248)	(160)	(9)	(1,417)	(1,167)	(171)	(8)	(1,346)	(995)	(160)	(3)	(1,158)

Plan assets	1,158	140	–	1,298	902	139	–	1,041	781	124	–	905

Deficit	(90)	(20)	(9)	(119)	(265)	(32)	(8)	(305)	(214)	(36)	(3)	(253)

Experience adjustments on plan liabilities	14	(3)	3	14	(16)	6	(1)	(11)	(100)	5	1	(94)

Experience adjustments on plan assets	31	4	–	35	95	11	–	106	24	(1)	–	23

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	115

26 Deferred tax

The movement on the deferred tax account is as shown below:

	2006	2005	2004
	£m	£m	£m

1 January	210	247	219

Acquisitions/disposals	(11)	(46)	–

Income statement charge	(18)	(19)	(23)

Deferred tax (charge)/credit on pension revaluations recognised in equity	(1)	10	45

Deferred tax on stock options recognised in equity	1	10	8

Exchange differences	(10)	8	(2)

31 December	171	210	247

Deferred tax assets have been recognised in respect of tax losses and other temporary differences giving rise to deferred tax assets only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognised in respect of unused tax losses of £101 million carried forward at the balance sheet date. The deferred tax asset not recognised in respect of these losses is £39 million.

Deferred tax assets of £184 million have been recognised in respect of tax losses and other deductible temporary differences arising in certain jurisdictions where losses were incurred in the current or preceding period. Recognition of these assets is based on all relevant factors including their expected recovery measured using Group profit forecasts.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures as the Group is able to control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future. If the earnings were remitted, tax of £991 million would be payable.

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities

	Property,
	plant and
	equipment	Other	Total
	£m	£m	£m

1 January 2006	(12)	(54)	(66)

Acquisitions	–	(11)	(11)

Charged to income statement	–	(33)	(33)

31 December 2006	(12)	(98)	(110)

Deferred tax assets

	Property,
	plant and		Stock
	equipment	Losses	options	Other	Total
	£m	£m	£m	£m	£m

1 January 2006	40	88	22	126	276

Credited/(charged) to income statement	24	16	1	(26)	15

Recognised in equity	–	–	1	(1)	–

Realisation of stock option deductions	–	7	(7)	–	–

Exchange differences	(2)	–	–	(8)	(10)

31 December 2006	62	111	17	91	281

The deferred tax asset expected to be recovered after more than one year is £183 million (2005: £135 million, 2004: £186 million).

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

116	Notes to the financial statements continued

27 Share capital

Movements in share capital during the year ended 31 December were as below:

	Called up	Share	Share
	share capital	premium	capital
	£m	£m	£m

1 January 2004	358	91	449

Shares allotted during the year	1	5	6

31 December 2004	359	96	455

Shares allotted during the year	1	11	12

31 December 2005	360	107	467

Shares allotted during the year	7	34	41

Shares cancelled during the year	(12)	–	(12)

31 December 2006	355	141	496

An analysis of called up share capital is set out below:

	2006	2005	2004
	£m	£m	£m

Authorised:

One Founders Share of £1	–	–	–

2,100 million ordinary shares of 25p each	525	525	525

	525	525	525

Allotted, called up and fully paid:

One Founders Share of £1	–	–	–

Ordinary shares of 25p each	355	360	359

	355	360	359

Number of ordinary shares of 25p each (millions)	1,422	1,441	1,436

Shares allotted during the year in millions

28,876,537 shares in Reuters Group PLC were issued under employee share schemes at prices ranging from £nil to 419p per share. Transaction costs incurred on issue of shares amounted to £nil (2005: £nil, 2004: £nil)	29	6	3

During 2006, Reuters cancelled 48 million shares repurchased as part of the ongoing share buy-back programme.

Called up share capital includes £1 million for shares granted to employees on exercise of share options/awards in respect of which no cash had been received at the balance sheet date (2005, £1 million, 2004: £1 million).

The rights attaching to the Founders Share are set out on pages 147–148.

The following table provides a summary of the shares repurchased under the buy-back programme from its announcement in July 2005 until December 2006:

	Total number		Approximate
	of shares		value of shares
	purchased as		that may
	part of publicly	Average price	be purchased
	announced	paid per	under the
Month	programme	share (£)	programme (£m)

2005:

July	1,500,000	3.89	994

August	8,500,000	3.70	962

September	7,150,000	3.73	936

October	2,800,000	3.53	926

November	22,800,000	3.89	836

December	14,650,000	4.08	776

2006:

January	10,500,000	4.32	731

February	18,450,000	4.06	655

March	13,725,000	3.89	601

April	6,000,000	3.98	577

May	9,435,000	3.86	541

June	17,750,000	3.67	475

July	6,770,000	3.75	450

August	13,000,000	3.89	399

September	9,750,000	4.11	358

October	8,725,000	4.43	319

November	9,500,000	4.57	276

December	5,594,000	4.55	250

The current £1 billion share buy-back programme was announced on 26 July 2005 and was due to run for two years. Based on current investment plans, Reuters expects to increase the buy-back during 2007 to £400–£425 million, which includes £250 million remaining of the £1 billion buy-back. No programme has expired during the period covered by the table. Reuters has not determined to terminate any programme prior to expiration.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	117

28 Other reserves

An analysis of the movement in other reserves is set out below:

	Capital		Available-			Total
	redemption	Other	for-sale	Hedging	Translation	other
	reserve	reserve	reserve	reserve	reserve	reserves
	£m	£m	£m	£m	£m	£m

1 January 2004	1	(1,718)	–	–	–	(1,717)

Exchange differences taken directly to reserves	–	–	–	–	(34)	(34)

Exchange differences taken to the income statement on disposal of assets	–	–	–	–	6	6

Tax on items taken directly to or transferred from reserves	–	–	–	–	(10)	(10)

31 December 2004	1	(1,718)	–	–	(38)	(1,755)

Transitional adjustment on first-time adoption of IAS 39*	–	–	94	30	(16)	108

Exchange differences taken directly to reserves	–	–	–	–	97	97

Exchange differences taken to the income statement on disposal of assets	–	–	–	–	(2)	(2)

Fair value losses on available-for-sale financial assets	–	–	(22)	–	–	(22)

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	–	–	(68)	–	–	(68)

Fair value losses on net investment hedges	–	–	–	(39)	–	(39)

Fair value gains taken to the income statement on disposal of net investment hedges	–	–	–	(14)	–	(14)

Other movements	–	(1)	–	–	–	(1)

Tax on items taken directly to or transferred from reserves	–	–	–	16	(12)	4

31 December 2005	1	(1,719)	4	(7)	29	(1,692)

Exchange differences taken directly to reserves	–	–	–	–	(95)	(95)

Fair value gains on available-for-sale financial assets	–	–	6	–	–	6

Fair value gains on net investment hedges	–	–	–	34	–	34

Shares cancelled during the year	12	–	–	–	–	12

Tax on items taken directly to or transferred from reserves	–	–	–	(10)	7	(3)

31 December 2006	13	(1,719)	10	17	(59)	(1,738)

*	The transitional adjustment on first-time adoption of IAS 39 primarily comprises recognition of the fair value of the Group’s investment in TSI (£86 million gain).

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

The capital redemption reserve is used to record an amount equal to the nominal value of treasury shares that have been cancelled.

The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gain or loss is recognised in the income statement on disposal of the asset.

The hedging reserve is used to record the cumulative gains and losses on hedges of the Group’s net investment in foreign operations, providing that the hedges were effective. The cumulative gain or loss is recognised in the income statement on disposal of the foreign operation.

The translation reserve is used to record cumulative exchange differences on the assets and liabilities of foreign operations. The cumulative exchange difference is recognised in the income statement on disposal of the foreign operation.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

118	Notes to the financial statements continued

29 Net cash flow from operating activities

Profit for the year is reconciled to cash generated from operations as follows:

	2006	2005	2004
	£m	£m	£m

Profit for the year from continuing operations	293	229	356

Adjustments for:

Depreciation	95	99	112

Impairment of associates and joint ventures	–	2	–

Impairment of intangibles	–	1	35

Amortisation of intangibles	46	33	28

(Profit)/loss on disposal of property, plant and equipment	(2)	–	1

Employee share scheme charges	30	30	22

Foreign exchange (gains)/losses	(14)	(8)	9

Fair value movements on derivatives	19	(18)	–

Fair value movements on other financial assets	–	16	–

Profits on disposals	(80)	(42)	(207)

Income from investments	–	(1)	–

Share of post-tax losses/(profits) of associates and joint ventures	4	(5)	(11)

Finance income	(72)	(41)	(15)

Finance costs	87	53	27

Taxation	20	9	40

Movements in working capital:

Decrease/(increase) in inventories	–	2	(1)

Decrease in trade and other receivables	23	3	2

Increase/(decrease) in trade and other payables	51	(52)	(98)

Increase/(decrease) in pensions deficit	(176)	9	(17)

(Decrease)/increase in provisions	(13)	(27)	16

(Decrease)/increase in amounts payable to discontinued operations	–	(24)	8

Cash generated from continuing operations	311	268	307

Profit for the year from discontinued operations	12	253	19

Adjustments for:

Profits after tax of subsidiaries acquired with a view to resale	–	–	(1)

Depreciation	–	4	18

Impairment of intangibles	–	–	23

Amortisation of intangibles	–	2	7

Loss on disposal of property, plant and equipment	–	4	2

Employee share scheme charges	–	18	11

Profits on disposals	(12)	(278)	(19)

Income from investments	–	–	(1)

Finance income	–	(13)	(7)

Taxation	–	20	22

Movements in working capital:

(Increase)/decrease in trade and other receivables	–	(28)	146

Decrease in trade and other payables	–	(17)	(212)

Decrease in pensions deficit	–	–	(2)

Increase/(decrease) in provisions	–	14	(25)

Decrease/(increase) in amounts receivable from continuing operations	–	24	(8)

Cash generated from discontinued operations	–	3	(27)

Cash generated from operations	311	271	280

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	119

30 Cash flow from acquisitions and disposals

	2006	2005	2004
	£m	£m	£m

Acquisitions (including joint ventures and associates):

Subsidiary undertakings (see note 36)	(32)	(135)	(66)

Joint ventures and associates	(27)	(1)	–

Loans repaid to joint ventures and associates	–	–	(5)

Deferred payments for acquisitions in prior years	(9)	(8)	(8)

	(68)	(144)	(79)

Less: cash acquired	1	20	1

Acquisitions, net of cash acquired	(67)	(124)	(78)

Disposals (including joint ventures and associates):

Subsidiary undertakings*	(15)	824	70

Joint ventures and associates	80	1	379

Instinet (deemed disposal)	–	3	5

	65	828	454

Add: cash disposed	–	(582)	(16)

Disposals, net of cash disposed	65	246	438

*	The cash outflow of £15 million for subsidiary undertakings in 2006 principally represents transaction fees on the disposal of Instinet Group, which was completed in December 2005.

31 Reconciliation of cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2006	2005	2004
	£m	£m	£m

Cash and cash equivalents (see note 20)	129	662	578

Bank overdrafts	(24)	(25)	(17)

Total cash and cash equivalents	105	637	561

32 Dividends

	2006	2005	2004
	£m	£m	£m

Prior year final paid	81	86	86

Current year interim paid	53	54	54

	134	140	140

Per ordinary share	pence	pence	pence

Prior year final paid	6.15	6.15	6.15

Current year interim paid	4.10	3.85	3.85

A final dividend in respect of 2006 of 6.90p per ordinary share, amounting to a total dividend of £86 million, is to be proposed at the AGM on 26 April 2007. These financial statements do not reflect this proposed dividend payable.

At 31 December 2006, 30.4 million shares, representing 2.1% of Reuters Group PLC’s shares, were held by Reuters Employee Share Ownership Trusts in respect of which dividend rights have been waived until the Group receives written confirmation of cancellation from Computershare Trustees (CI) Limited.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

120	Notes to the financial statements continued

33 Employee share plans

The Group operates a number of share incentive plans for the benefit of employees. The nature of each plan including general terms and conditions and the methods of settlement is set out below:

Long-Term Incentive Plan (LTIP): Since 1993, Reuters has operated an LTIP that seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of contingent share rights to executive directors and to those senior managers most able to influence corporate performance.

For awards prior to 2006, performance is assessed by reference to the company’s relative total shareholder return (TSR) measured against the FTSE 100 over the performance period and awards vest and are released after three years subject to the performance conditions attached. For awards made prior to 2004 that do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For awards made from 2004 onwards, the re-testing provision does not apply.

50% of the 2006 awards had TSR performance conditions attached. However, the remaining 50% have performance conditions based on adjusted PBT targets. These targets are explained in the Remuneration report on page 30.

From 2003, charges for these awards have been based on the fair market value per share using option pricing methodology. The fair market value ascribed to each TSR LTIP award in 2006 was 55.9% of the market value at the date of grant. The fair market value ascribed to each PBT LTIP award in 2006 was 93.9%.

All of the LTIP awards are settled in equity.

Discretionary Share Option Plan (DSOP): The global DSOP was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. The options were normally granted with a four year vesting period, shares vesting 25% each year.

With effect from 2004, to reduce the dilutive impact DSOPs have on shareholders’ interests and to allow the introduction of a plan better targeted at the general employee population, the number of participants was reduced significantly. Participation will normally be confined to executive directors and members of the GLT* (prior to 2006, the GMC). Other employees may be eligible to participate in the Restricted Share Plan (see below).

Performance conditions apply to those options granted to executive directors. For awards granted from 2001 to 2004, the Remuneration Committee could approve the re-testing of performance up to twice in the event the performance condition was not met by extending the performance period by up to two years with an increase of 3% in the hurdle rate of EPS growth as calculated under UK GAAP for each year added to the performance period. If the target rate was not met by the end of the fifth year, the options would lapse.

For awards granted from 2004, the re-testing provisions have been removed and accordingly, new awards will not permit any extension of the measurement period. If the awards do not meet the EPS performance condition upon completion of the initial performance period, they will lapse.

For awards granted in 2005 and prior years, full vesting is achieved if adjusted EPS growth exceeds the percentage growth in the retail price index (RPI) by 9% over the three year performance period. For awards granted in 2006, 50% of the awards vest if adjusted EPS growth exceeds RPI growth by 6% over three years, with 9% growth required for full vesting, and awards vesting proportionally for growth of between 6% and 9%. Of those options which vest under the 2006 plan, only 50% can be exercised immediately. A further 25% can be exercised after one year, and another 25% can be exercised after two years.

All options are subject to a maximum ten year life and are typically settled in equity.

Save-as-you-Earn (SAYE) Plan: An all-employee international savings-related share option plan is offered in which the executive directors are eligible to participate. Participants save a fixed monthly amount of up to £250 (subject to a maximum, established annually for each offer) for three years and are then able to use their savings to buy shares at a price set at a 20% discount to the market value at the start of the savings period. In line with market practice, no performance conditions are attached to options granted under this plan.

Options are subject to a maximum life of three years and six months and are settled in equity.

Annual Bonus Profit Sharing Plan (ABPSP): In December 2003, Reuters announced its intention to introduce a new profit sharing plan across the all-employee population. This plan was introduced to focus employees on reward for profit growth. In 2006, this plan was operated as a cash-only plan and no shares will be issued to employees. Executive directors and members of the GLT did not participate in this plan in 2006. A decision is taken on an annual basis whether to operate the plan for the year. A decision has not yet been taken whether to operate the plan in 2007.

Restricted Share Plan (RSP): In April 2004, at the AGM, the shareholders approved the introduction of the RSP. Currently restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GLT (prior to 2006, the GMC). It is intended that, other than for executive directors and GLT members, employees will be eligible to participate in this plan instead of the DSOP. Other than in 2004, the year of introduction, employees would generally not be eligible to participate in the DSOP and the RSP in the same year. The RSP is normally granted with a four year vesting period, shares vesting 25% each year.

Awards are typically settled in equity.

The following plans are legacy plans which are no longer operated by the Group:

Performance Related Share Plan (PRSP): This plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. All outstanding awards have now lapsed. The performance condition was the same as for the LTIP, although vested shares could be released three years after grant.

Plan 2000: A one-off all-employee option grant was made in 1998 in order to support the retention of employees over the millennium period. In common with such all-employee plans, there is no performance condition to be satisfied. All employees, including the executive directors, were given the opportunity to apply for an option to acquire 2,000 shares at an exercise price of £5.50 per share. These options became exercisable in September 2001 and expired in September 2005. A small supplementary grant was made to new employees in March 1999, at an option price of £8.14, and these expired in March 2006.

* For a list of GLT members, see Directors and senior managers on pages 27–28.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	121

Activity relating to share options/awards during 2006, 2005 and 2004 was as follows:

							Weighted
							average
							exercise
							price for
							option
	SAYE	Plan	DSOP		LTIP &		plans
	Plan	2000	& RSP	ABPSP	PRSP	Total	£

Ordinary shares under option in millions (including ADSs):

1 January 2004	30.2	14.1	56.4	–	13.5	114.2	2.86

Granted	4.6	–	10.3	–	2.6	17.5	2.45

Forfeited	(0.3)	(0.3)	(0.8)	–	(0.2)	(1.6)	3.42

Exercised	(0.5)	–	(2.5)	–	(0.9)	(3.9)	1.62

Expired or lapsed	(4.1)	(2.4)	(4.2)	–	(0.4)	(11.1)	4.27

31 December 2004	29.9	11.4	59.2	–	14.6	115.1	2.71

Granted	3.4	–	7.5	2.3	2.2	15.4	2.07

Forfeited	(2.5)	(0.4)	(2.5)	(0.1)	(0.4)	(5.9)	4.60

Exercised	(1.2)	–	(4.8)	(0.1)	(0.7)	(6.8)	1.66

Expired or lapsed	(1.4)	(10.3)	(4.0)	–	(4.4)	(20.1)	3.88

31 December 2005	28.2	0.7	55.4	2.1	11.3	97.7	2.70

Granted	5.3	–	9.0	–	2.8	17.1	1.68

Forfeited	(0.9)	–	(1.6)	(0.1)	(0.2)	(2.8)	1.64

Exercised	(20.7)	–	(7.7)	(2.0)	–	(30.4)	1.08

Expired or lapsed	(0.6)	(0.7)	(4.1)	–	(0.6)	(6.0)	4.12

31 December 2006	11.3	–	51.0	–	13.3	75.6	2.56

Of which exercisable	0.2	–	30.6	–	2.4	33.2

Number of participants at 31 December 2006	6,601	–	6,075	–	154

Expense included in the income statement for year ended	£m	£m	£m	£m	£m	£m

31 December 2004	4	–	9	5	4	22

31 December 2005	5	–	18	2	5	30

31 December 2006	6	–	16	1	7	30

Options were exercised on a regular basis throughout the year and the weighted average share price was £3.96 (2005: £3.92, 2004: £3.54).

The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2006:

						Exercisable
		Weighted	Options	Options	Options	weighted
		average	exercisable at	exercisable at	exercisable at	average exercise
	Total shares	remaining	31 December	31 December	31 December	price for options
	under option	contractual life	2006	2005	2004	exercisable at
Range of exercise prices	(million)	(months)	(million)	(million)	(million)	31 December 2006

Ordinary shares

£0.00 – £2.00	28.6	33	6.8	2.5	2.5	£0.85

£2.01 – £5.00	36.6	66	17.1	12.0	9.2	£2.90

£5.01 – £7.00	5.7	58	5.7	5.1	14.2	£5.58

£7.01 – £9.00	3.6	54	3.6	4.6	3.7	£8.62

£9.01 – £11.00	–	–	–	0.4	0.3	–

ADSs*

$10.01 – $30.00	–	–	–	0.1	–	–

$30.01 – $50.00	1.1	24	–	–	–	$42.86

	75.6		33.2	24.7	29.9

*	One ADS is equivalent to six ordinary shares.

The fair values of options granted during the period were determined using options pricing models.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

122	Notes to the financial statements continued

33 Employee share plans continued

The following tables summarise the models and key assumptions used for grants made during 2006, 2005 and 2004:

	2006

	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.17	1.73	3.65	3.39

Options pricing model used	Black Scholes	Black Scholes	Black Scholes	Monte Carlo
	options	options	options	simulation based
	pricing model	pricing model	pricing model	customised options
				pricing model

Key assumptions used:

Weighted average share price (£)	3.77	4.20	3.88	4.53

Range of exercise prices (£)	3.14	3.93	Nil	Nil

Range of expected volatility (%)	35%	23%–48%	25%–41%	36%

Range of risk-free rates (%)	5%	4%–5%	5%	5%

Range of expected option term (life)	3 years	4 to 7 years	1 to 4 years	3 years

Expected dividends (per year)	10p	10p-10.65p	10p-10.65p	10p

	2005

	SAYE Plan	DSOP	ABPSP	RSP	LTIP

Weighted average fair value (£)	1.61	1.30	3.95	3.81	2.49

Options pricing model used	Black Scholes	Black Scholes	Black Scholes	Black Scholes	Monte Carlo
	options	options	options	options	simulation based
	pricing model	pricing model	pricing model	pricing model	customised options
					pricing model

Key assumptions used:

Weighted average share price (£)	4.12	3.97	4.05	4.04	4.05

Range of exercise prices (£)	3.33	3.89–4.05	Nil	Nil	Nil

Range of expected volatility (%)	47%	28%–54%	37%	28%–54%	48%

Range of risk-free rates (%)	5%	4%–5%	5%	4%–5%	5%

Range of expected option term (life)	3 years	4 to 7 years	2 years	1 to 4 years	3 years

Expected dividends (per year)	10p	10p	10p	10p	10p

	2004

	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.65	1.50	2.98	2.85

Options pricing model used	Black Scholes	Black Scholes	Black Scholes	Monte Carlo
	options	options	options	simulation based
	pricing model	pricing model	pricing model	customised options
				pricing model

Key assumptions used:

Weighted average share price (£)	3.91	3.88	3.21	3.63

Range of exercise prices (£)	3.14	3.21–4.07	Nil	Nil

Range of expected volatility (%)	54%	41%–58%	41%–56%	53%

Range of risk-free rates (%)	5%	4%–5%	5%	5%

Range of expected option term (life)	3 years	4 to 7 years	1 to 4 years	3 years

Expected dividends (per year)	10p	10p	10p	10p

Assumptions on expected volatility and expected option term have been made on the basis of historical data, wherever available, for the period corresponding with the vesting period of the option. Volatility is based on daily observations. Best estimates have been used where historical data is not available in this respect.

Market-related performance conditions, which are used to determine the vesting pattern on the LTIP options, are built into the Monte Carlo simulation based options pricing model used to determine fair value of these options.

The Group recorded a liability for National Insurance and other social security taxes of £7 million (2005: £11 million, 2004: £9 million) in respect of share-based payment transactions.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	123

34 Related party transactions

The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.7% of its own shares, relating to the ongoing share buy-back programme (see note 27 on page 116). In addition, 2.1% of Reuters Group PLC is owned by Reuters Employee Share Ownership Trusts (ESOTs).

The ESOTs were established by Reuters in August 1990, January 1994 and August 2004. The ESOTs established in August 1990 and January 1994 are funded by Reuters Group PLC. The ESOT established in August 2004 is funded by Reuters SA. The trustee of the ESOTs is an offshore independent professional trustee. Shares purchased by the ESOTs, which are deducted from shareholders’ equity on the consolidated balance sheet, are used to satisfy certain options/awards under the Group’s share incentive plans.

Key management personnel compensation, including the Group’s directors, is shown in the table below:

	2006	2005	2004
	£m	£m	£m

Salaries and short-term employee benefits	12	8	10

Post-employment benefits	1	1	2

Termination benefits	–	1	–

Share-based payments	8	6	4

Total	21	16	16

More details of directors’ remuneration and senior management compensation are given in the ‘Directors’ remuneration for 2006’ section of the Remuneration report, details of which form part of these financial statements.

During the year, the Group carried out a number of transactions with related parties, mainly being relationships where the Group holds investments in associates and joint ventures. These transactions involved supply of services and were entered into in the normal course of business and on an arm’s length basis.

Details of these transactions are shown below:

	31 December	Amounts	Amounts	31 December	Amounts	Amounts	31 December
	2004	invoiced	collected	2005	invoiced	collected	2006
	£m	£m	£m	£m	£m	£m	£m

Amounts receivable:

Joint ventures:

Factiva*	3	39	(38)	4	30	(33)	1

FXMarketSpace	–	–	–	–	6	–	6

Other	–	1	(1)	–	1	(1)	–

Associates	–	3	(3)	–	–	–	–

Total amounts receivable	3	43	(42)	4	37	(34)	7

Amounts payable:

Joint ventures:

Factiva	1	4	(4)	1	4	(5)	–

3 Times Square Associates	–	18	(18)	–	19	(19)	–

Associates	–	2	(2)	–	2	(2)	–

Total amounts payable	1	24	(24)	1	25	(26)	–

*	Reuters disposed of the majority of its investment in Factiva in December 2006. Consequently, the £1 million receivable from Factiva at 31 December 2006 has been presented within other receivables (see note 19).

No amounts were provided for or written off in the income statement in respect of amounts receivable from related parties.

The above amounts relate to the rendering or receiving of services between both parties, including agency agreements and licence agreements. Detailed summaries of key transactions in respect of the Group’s related parties are set out below.

During 2006, Reuters paid £237 million (2005: £47 million, 2004: £42 million) to the Group’s pension funds, including £187 million towards funding the deficit in the Reuters Pension Fund and the Reuters Supplementary Pension Scheme.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

124	Notes to the financial statements continued

34 Related party transactions continued

Factiva
On 15 December 2006, Reuters disposed of the majority of its investment in Factiva. Prior to this disposal, Factiva and Reuters each provided a variety of services to the other through a number of commercial arrangements. Factiva hosted and maintained Reuters pictures archiving service, permitted Reuters to incorporate Factiva content in certain Reuters products, and permitted Reuters staff to access Factiva content. The total value of the services provided by Factiva to Reuters in 2006 was £4 million (2005: £4 million, 2004: £9 million).

Reuters provided Factiva with technical and administrative support services, including use of Reuters premises, facilities, finance and payroll services, provided content, primarily its newswires, to Factiva for incorporation in certain Factiva services, and granted Factiva a trademark licence permitting Factiva to use Reuters name. The total value of the services provided by Reuters to Factiva in 2006 was £30 million (2005: £39 million, 2004: £23 million).

Following the disposal of the majority of the investment in Factiva, Reuters will continue to supply content to Factiva under an agreement as a paid supplier and has entered into or continued a number of commercial arrangements with Factiva and Dow Jones, including some of those described above.

In addition to the above amounts, Reuters held a loan payable to Factiva of £10 million at the start of 2006, on which interest was payable at LIBOR. This loan was increased to £12 million during the year and it was all repaid prior to the disposal of the majority of Reuters investment in Factiva. There are no loans outstanding at 31 December 2006.

FXMarketSpace
On 4 May 2006, Reuters and the Chicago Mercantile Exchange (CME) entered into an agreement to form FXMarketSpace, a 50/50 joint venture to create a centrally-cleared, global foreign exchange trading system. Following shareholder approval, the joint venture was formed on 20 July 2006. Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. The total value of the services provided by Reuters to FXMarketSpace was £6 million.

3 Times Square Associates LLC (‘3XSQ Associates’)
Reuters is party to a lease entered into in 1998 with 3XSQ Associates, an entity owned by Reuters and Rudin Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building. Pursuant to the lease, which has been amended from time to time, Reuters leases approximately 692,000 square feet for a remaining term of approximately 15 years expiring in 2021, with an option to terminate ten years early as to 77,000 square feet and three successive ten-year renewal options as to the entirety of the space. Reuters made payments to 3XSQ Associates of $35 million (£19 million) during 2006 and $33 million (£18 million) during both 2005 and 2004 in respect of rent, operating expenses, taxes, insurance and other obligations. The lease is supported by a $120 million letter of credit provided by Reuters.

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

Douglas Gilstrap and Myron Tataryn v. Radianz Ltd.,
Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications plc
On 12 September 2005, Radianz’s former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and BT in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters sale of Radianz to BT. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between BT and Reuters, Reuters elected to take control of the defence of this litigation as to all defendants. On 15 December 2005, a First Amended Complaint was filed, which among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On 30 January 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On 27 July 2006, the Court dismissed the complaint holding that England is the proper forum for this matter. On 25 August 2006, plaintiffs filed an appeal of the dismissal with the US Court of Appeals for the Second Circuit. A date for oral argument on the appeal has not yet been set. Separately, on 7 December 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. Gilstrap, Dillon and Madigan have agreed to stay proceedings on this new lawsuit pending the resolution of the appeal of the dismissed class action lawsuit. The Group believes the claims are without merit and intends to defend them vigorously.

Ariel (UK) Limited v. Reuters Group PLC, Reuters C LLC, Reuters Transaction Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP
On 16 November 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to license Reuters current patent portfolio to others. The complaint, as amended on 28 February 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on 31 October 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel appealed to the US Court of Appeals for the Second Circuit. The Group believes the claims are without merit and intends to defend them vigorously.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	125

Capital commitments
Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2006	2005	2004
	£m	£m	£m

Property, plant and equipment	10	16	37

Intangible assets	9	13	–

Total capital commitments	19	29	37

Group’s share of contingent liabilities and commitments in respect of associates and joint ventures
The Group’s share in contingent liabilities and commitments in relation to its interest in associates and joint ventures was £nil (2005: £nil, 2004: £nil).

Warranties and indemnities
During 2005, the Group disposed of a number of its investments and provided standard warranties and indemnities as part of the sale and purchase agreements. The likelihood of the Group incurring any liability in relation to these is considered remote, therefore no provisions have been recorded and no disclosure is presented in the financial statements.

Operating lease payables
Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

	2006	2005	2004
Year ended 31 December	£m	£m	£m

2005	–	–	103

2006	–	79	81

2007	88	74	74

2008	79	63	67

2009	70	54	61

2010	60	51	55

2011	55	47	36

2012 and thereafter	300	305	216

Total operating lease payables	652	673	693

At 31 December 2006, future minimum sublease payments expected to be received under non-cancellable subleases were £96 million (2005: £114 million, 2004: £24 million).

The Group leases various facilities under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases equipment under non-cancellable operating lease agreements.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

126	Notes to the financial statements continued

36 Acquisitions

Acquisition of Application Networks, Inc
On 12 June 2006, a Group company merged with Application Networks, Inc. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:

Intangible assets	–	17	17

Current assets:

Other current assets	1	–	1

Current liabilities	(2)	–	(2)

Non-current liabilities	–	(7)	(7)

Net assets acquired	(1)	10	9

Goodwill			13

Total consideration			22

Consideration satisfied by:

Cash			22

The fair value adjustments in respect of intangible assets are due to the recognition of £1 million in respect of trademarks and £16 million in respect of technology know-how, which have been independently valued. The fair value adjustments in respect of non-current liabilities are due to the recognition of a deferred tax liability arising from these intangible assets. Goodwill represents the value of synergies arising from the acquisition and the acquiree’s assembled work force.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	22

From the date of acquisition to 31 December 2006, the acquisition contributed £1 million to revenue, incurred a £2 million loss before interest and amortisation of intangibles and incurred a £2 million loss before amortisation, but after interest.

If the acquisition had been made at the beginning of the financial year, Application Networks would have contributed £2 million to revenue and incurred a £5 million loss. This information takes into account the amortisation of acquired intangible assets and the effect of taxation.

Other acquisitions
Reuters acquired certain trade and assets of India Quotation Systems Private Limited (IQS) in June 2006 and purchased the share capital of Telerate Italia SrL in July 2006.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:

Intangible assets	–	11	11

Current assets:

Cash and cash equivalents	1	–	1

Other current assets	2	–	2

Current liabilities	(3)	–	(3)

Non-current liabilities	–	(4)	(4)

Net assets acquired	–	7	7

Goodwill			5

Total consideration			12

Consideration satisfied by:

Cash			10

Deferred consideration			2

Total consideration			12

The fair value adjustments in respect of intangible assets are due to the recognition of £11 million in respect of customer relationships. The fair value adjustments in respect of non-current liabilities are due to the recognition of a deferred tax liability arising from these intangible assets. Goodwill represents the value of synergies arising from the acquisition.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	127

The outflow of cash and cash equivalents on the acquisitions can be calculated as follows:

£m

Cash consideration	10

Cash acquired	(1)

Total outflow of cash and cash equivalents	9

From the date of acquisition to 31 December 2006, the acquisitions contributed £3 million to revenue, £2 million profit before interest and amortisation of intangibles and incurred a £2 million profit before amortisation, but after interest.

If the acquisitions had been made at the beginning of the financial year, they would have contributed £6 million to revenue and incurred a £4 million profit. This information takes into account the amortisation of acquired intangible assets and the effect of taxation.

37 Disposals

Realised net gains, all of which were recorded in the income statement within continuing operations, were:

	2006	2005	2004
	£m	£m	£m

On disposal of subsidiary undertakings	4	4	4

On disposal of associates, joint ventures and available-for-sale financial assets	76	38	203

Recorded in the income statement	80	42	207

In 2006, gains on disposal of associates, joint ventures and available-for-sale financial assets principally relate to the Group’s disposal of the majority of its holding in Factiva. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds from the disposal of RVC in 2004.

In 2005, gains on disposal of associates, joint ventures and available-for-sale financial assets include £4 million arising from the Group’s disposal of its holding in Quick Corporation and £33 million in respect of the part-disposal of shares in TSI. Gains on disposal of subsidiary undertakings mainly comprise an £8 million gain on disposal of a number of UK entities partly offset by a £6 million loss on disposal of the Reuters Portfolio Management System (RPMS) business. In 2005, Reuters also disposed of its holdings in Radianz and Instinet Group. These subsidiaries were treated as discontinued operations in accordance with IFRS 5 and are therefore disclosed separately in note 7.

In 2004, gains on disposal of associates, joint ventures and available-for-sale financial assets principally relate to the Group’s reduction of its stake in TSI from 48.4% to 8.8% (£149 million) and the disposal of its 34.2% stake in GL TRADE (£47 million). Gains on disposal of subsidiary undertakings relate to the disposal of a number of wholly-owned subsidiaries, including TowerGroup, Yankee and ORT.

38 Post balance sheet events

During the period 1 January 2007 to 9 March 2007, the Group purchased 15.5 million shares for total consideration of £68 million, as a part of its ongoing share buy-back programme announced in July 2005.

The following table provides a summary of the shares bought back during this period:

	Total number		Approximate
	of shares		value of shares
	purchased as		that may yet
	part of publicly	Average price	be purchased
	announced	paid per	under the
Month	programme	share (£)	programme (£m)

January	5,700,000	4.43	225

February	6,300,000	4.32	197

March	3,450,000	4.30	182

Included above are 12.0 million shares which the Group has irrevocable commitments to purchase at 31 December 2006. In accordance with the Group’s accounting policy, the cost of these shares (£53 million) has been recorded in the balance sheet at 31 December 2006 and reported as a current liability with a corresponding deduction from shareholders’ equity.

On 1 March 2007, the Group announced that it expects to increase the buy-back during 2007 to £400–425 million, which includes £250 million remaining of the £1 billion buy-back announced in July 2005 and that it will actively manage its capital structure to maintain an investment grade rating of BBB+/Baa1. Following this announcement, Standard and Poor’s and Fitch Ratings both revised downwards the long-term ratings from A- to BBB+ and Moody’s have put the rating under review for a possible downgrade.

An additional £6 million was contributed by each partner in FXMarketSpace in early 2007.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

128	Notes to the financial statements continued

39 Significant subsidiary undertakings, joint ventures and associates

The principal subsidiary undertakings, joint ventures and associates at 31 December 2006, all of which are included in the consolidated financial statements, are shown below:

Subsidiary undertakings	Country of incorporation	Principal area of operation	Percentage of equity shares held

Reuters AG	Germany	Germany	100

Reuters America Holdings Inc*	USA	Worldwide	100

Reuters America LLC	USA	USA	100

Reuters Australia Pty Limited	Australia	Australia	100

Reuters BV	Netherlands	Netherlands	100

Reuters Canada Limited	Canada	Canada/USA	100

Reuters Europe SA	Switzerland	Spain/Portugal	100

Reuters France SNC	France	France	100

Reuters Finance PLC*	UK	UK	100

Reuters Group Overseas Holdings Limited*	UK	Worldwide	100

Reuters Holdings Limited*	UK	UK	100

Reuters Hong Kong Limited	Cook Islands	Hong Kong	100

Reuters International Holdings SARL*	Switzerland	Worldwide	100

Reuters Investments Limited*	UK	UK	100

Reuters Italia SpA	Italy	Italy	100

Reuters Japan Kabushiki Kaisha	Japan	Japan	100

Reuters Limited	UK	Worldwide	100

Reuters Middle East Limited	Cook Islands	Middle East	100

Reuters Nederland BV*	Netherlands	Netherlands	100

Reuters Research Inc	USA	USA	100

Reuters SA	Switzerland	Worldwide	100

Reuters Singapore Limited	Singapore	Singapore	100

Reuters Transaction Services Limited	UK	Worldwide	100

Joint ventures and associates	Country of incorporation	Principal area of operation	Percentage of equity shares held

3 Times Square Associates LLC	USA	USA	50	**

FXMarketSpace Limited	UK	Worldwide	50

Times Global Broadcasting Company Limited	India	India	26

*	Denotes investment companies. All other entities are operating companies.
**	The Group has an equity shareholding of 50% in 3 Times Square Associates LLC. However, the Group has an effective economic interest of 38% at 31 December 2006.

The financial years for all of the above undertakings end on 31 December, except for Times Global Broadcasting Company Limited whose financial year ends on 31 March.

3 Times Square Associates LLC is a joint venture with Rudin Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building.

FXMarketSpace Limited is a new joint venture with the Chicago Mercantile Exchange formed to create a centrally-cleared, global foreign exchange trading system.

Times Global Broadcasting Company Limited is an association with the Times of India relating to the launch of a new Indian TV News Channel, TIMES NOW.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Summary of differences	Financials	129
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

In addition to differences arising from the previous GAAP requirement to amortise goodwill, as described above, goodwill balances at the date of IFRS adoption may differ from US GAAP balances because of: differences in the measurement of the fair value ascribed to quoted securities issued to effect a business combination; differences in the treatment of contingent purchase consideration; differences in the application of EITF 95-3 ‘Recognition of liabilities in connection with a purchase combination’, as discussed in section h; and differences in the definition of separately identifiable intangible assets of the acquiree to which purchase consideration should be allocated.

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

Under IFRS, the Group has elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that took place prior to the transition date to IFRS, and this also applies to past acquisitions of associates and joint ventures. Goodwill arising on the acquisition of associates and joint ventures before the transition date remains at its previous carrying value at the transition date to IFRS of 1 January 2004.

c. Deferred gain on assets contributed to joint ventures
Prior to the adoption of IFRS on 1 January 2004, where the fair value of assets contributed to joint ventures and associates was greater than the book value, the difference was recognised in reserves. Under US GAAP, the difference is released to the income statement over the anticipated life of the long lived assets contributed to the venture.

d. Profit or loss on disposal of subsidiary undertakings, joint ventures and associates
On the disposal of subsidiary undertakings, joint ventures and associates, a different gain or loss on sale may arise as a result of the following:

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

In 2006, there was a US GAAP adjustment of £5 million to reduce the profit on disposal of Factiva. In 2005, there was a US GAAP adjustment of £25 million to reduce the Radianz loss on sale and an adjustment of £57 million to reduce the Instinet gain on sale. Only Instinet qualified as a discontinued operation under US GAAP.

e. Investments
Under IFRS, prior to the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ on 1 January 2005, fixed asset investments were held on the balance sheet at cost, net of permanent diminution in value as assessed by the directors.

Under IFRS, following the adoption of IAS 32 and IAS 39, available-for-sale financial assets and financial assets held for trading are initially recognised at fair value in the translation reserve and subsequently remeasured at fair value. The Group has classified all of its marketable securities as available-for-sale, with the exception of its investment in Savvis, which was classified as a financial asset at fair value through profit or loss, before being disposed of in 2005. Realised and unrealised gains and losses on financial assets held for trading are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in fair value of available-for-sale assets are recognised in the statement of recognised income and expense.

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

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

130	Summary of differences
between IFRS (as adopted by the EU) and US GAAP continued

f. Stock options
Employee share awards
Under IFRS, compensation charges relating to equity-settled employee share awards made after 7 November 2002 but not vested at 1 January 2005 are based on the fair value of the awards at the date of grant, expensed over the vesting period of the award to match the services received. At each balance sheet date, the Group revises its estimate of the number of options that are expected to become exercisable. Cash-settled share-based payments are accrued over the vesting period of the award, based on the current fair market value at each balance sheet date.

Prior to 1 January 2006, under US GAAP, the Group applied the measurement provisions of APB 25 ‘Accounting for Stock Issued to Employees’ and recognised the intrinsic value of options granted, as determined on the measurement date, over the vesting period. Additional compensation cost was recognised when the vesting of an option was accelerated and those options would otherwise have been forfeited unvested. Additional compensation cost was also recognised where a new measurement date was established, following the amendment of a stock option plan, where the exercise price is less than the market value of the underlying shares on the new measurement date.

On 1 January 2006, the Group adopted FAS 123 (revised 2004) ‘Share-Based Payment’ (FAS 123(R)). Under FAS 123(R), compensation charges relating to share awards are based on the fair value of awards in a similar way as under IFRS. Differences which affect the Group relate to the classification of certain awards between equity and liabilities, the date of grant of certain awards, and the accounting for awards held by non employees.

The Group has adopted FAS 123(R) on a ‘modified prospective’ basis. This means that it was applied to new awards granted after 1 January 2006, any portion of awards that were granted after 1 January 1994 that had not vested as at 1 January 2006 and any outstanding liability classified awards. As a result, there are certain schemes for which FAS 123(R) charges apply, which do not have IFRS charges.

FAS 123(R) resulted in a net income statement charge of £1 million greater than under IFRS in 2006. £3 million of this charge was a cumulative effect of adoption relating to the recognition of forfeitures and certain liability-classified awards. An offsetting £2 million credit relates to the differences noted above. On adoption of FAS 123(R), an increase in net equity, compared to that stated under IFRS, of £64 million was recorded, resulting from the transfer to equity of awards previously classified as liabilities.

National Insurance on stock options
Under IFRS, the liability for National Insurance on stock options/awards is accrued based on the fair value of the options/awards on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options/awards.

g. Pensions
For the reporting period to 31 December 2006, Reuters adopted FAS 158 ‘Employers’ accounting for defined benefit pension and other post retirement plans’. In 2005 and 2004, FAS 87 ‘Employers’ Accounting for Pensions’ was applied in calculating the balance sheet position and charge to the income statement.

Under both IFRS and US GAAP, pension assets, defined benefit pension liabilities and pension expense are determined using the Projected Unit Credit Method.

Under IFRS a provision or asset equal to the difference between the fair value of scheme assets and the present value of the defined benefit liability is recognised in full on the balance sheet. All actuarial gains and losses which arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognised immediately in the statement of recognised income and expense. A scheme surplus is recognised only to the extent that it is recoverable through reduction in future contributions or return of scheme assets.

Under FAS 87, the accrual or prepayment recognised on the balance sheet in respect of pensions represents the cumulative income statement charges net of contributions to the scheme since transition to the standard. In addition to this amount, FAS 87 requires that an additional minimum liability is recorded for any plan where the accumulated benefit obligation exceeds the fair value of the plan assets by an amount greater than the liability recognised in the balance sheet.

Under FAS 158, the provision or surplus recognised on the balance sheet represents the difference between the fair value of plan assets and the projected benefit obligation.

Under both FAS 158 and FAS 87, in addition to the pension expense items recognised under IFRS, actuarial gains and losses in excess of the corridor are recognised over the average remaining service life of the employees. In addition, there is a transition asset or obligation, not recognised on the balance sheet, arising on the adoption of FAS 87. This amount is also released to the income statement over the average remaining service lives of the employees.

In 2006, prior to the adoption of FAS 158, movements in the additional minimum liability required under FAS 87 amounted to an increase in net assets of £374 million (2005: increase of £14 million, 2004: decrease of £389 million). This movement was recognised directly in equity.

The adoption of FAS 158 resulted in a reduction in the net asset position at 31 December 2006 in respect of pensions of £497 million. This loss is recognised in shareholder equity and will be released to the income statement over the average remaining service lives of the employees. There is no difference between the expense recognised in the income statement under FAS 158 and that which would have been recognised under FAS 87.

h. Restructuring
Under IFRS, the Group recognises provisions for restructuring charges other than termination benefits, once the Group has a present obligation (legal or constructive) to incur the costs as a result of a past event, it is probable that an economic outflow will be required, and a reliable estimate can be made. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected. Termination benefits are recognised when the Group is demonstrably committed to a plan of termination when, and only when, the Group has a detailed formal plan (with specified minimum contents) for the termination, and there is no realistic possibility of withdrawal. Provisions for costs associated with the exit of a property are recognised once the intention to exit has been announced.

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

i. Derivative financial instruments
In 2004, under IFRS (prior to the adoption of IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IAS 32 ‘Financial Instruments: Disclosure and Presentation’), the Group applied hedge accounting rules for its derivative financial instruments used to manage interest rate and foreign exchange risk. Under these rules, the Group was not required to identify separately these financial instruments, nor to record changes in their fair value through the income statement. Also under these rules, compound derivative instruments having multiple underlyings could be designated as net investment hedges and, where this treatment was applied, foreign currency translation gains and losses arising on these instruments were recognised directly in equity. Further in 2004, Reuters was not required to separate embedded derivatives from their host contracts and recognise them on the balance sheet at fair value.

From 1 January 2005, the Group adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. These standards require all stand-alone and embedded derivative instruments to be recognised on the balance sheet at fair value. The method of recognising subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	131

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

j. Consolidation of subsidiary undertakings
On 16 November 2004, the Group purchased the 49% voting stake of Radianz that it did not already own from Equant, thereby increasing its shareholding from 51% to 100% of the voting shares. Under IFRS, from the date of acquisition of the remaining 49%, Radianz was fully consolidated. IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ was applied for presentation purposes, and hence Radianz was classified as a subsidiary acquired with a view to resale, and included in the balance sheet as a non-current asset held for sale. Liabilities directly associated with the non-current assets held for sale were also shown separately. The results of Radianz prior to 16 November 2004 were presented within discontinued operations in the income statement.

Under US GAAP, Radianz was treated as a joint venture of the Group for the period 1 January 2004 to 16 November 2004. The acquisition of the additional 49% stake in Radianz was accounted for as a step acquisition at which time Radianz was fully consolidated as a subsidiary until its disposal during 2005. It is the opinion of the directors that Radianz met the criteria set forth in FAS 144, ‘Accounting for the Impairment and Disposal of Long Lived Assets’, as a disposal group and was therefore classified as an asset held-for-sale until its disposal. Although the Group has no significant continuing involvement in the operations of Radianz following disposal, the classification of Radianz as a discontinued operation is not considered appropriate given a significant level of continuing cash outflows. Under US GAAP, Radianz had a higher carrying value resulting in a greater write down to fair value less costs to sell at the end of 2004.

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

m. Shares to be repurchased
Under IFRS, the Group is required to recognise a liability in respect of irrevocable commitments made to purchase Reuters Group PLC shares as part of its publicly-announced buy-back programme during the post-balance sheet close period. A corresponding reduction in shareholders’ equity is also recorded.

Under US GAAP, this commitment is not recorded as a liability and reduction to shareholders’ equity as there is no fixed price or fixed number of shares and the counterparty has not purchased any shares as at the balance sheet date.

n. Taxation
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

In addition, IFRS and US GAAP adopt difference bases for recognising deferred tax on employee share awards. Under FAS 123(R) deferred tax assets are recognised over the service period based on the compensation charge. Any realised tax deductions which exceed the related compensation charge is recognised in additional paid in capital (APIC). These ‘windfall’ tax benefits are pooled and can be used to offset shortfalls in deductions related to other share awards. Windfall tax benefits can only enter the APIC pool to the extent they are realised. Where these benefits form part of tax losses carried forward, they are not recognised until they reduce taxes payable. The APIC pool as at 1 January 2006 has been calculated using the ‘short-cut method’ option available under FSP FAS 123(R)-3.

Tax adjustments also arise in respect of the timing of recognition of current tax benefits.

o. Reclassification of minority interest
IFRS requires the presentation of minority interest within equity on the face of the balance sheet. Under US GAAP, minority interest is presented as a separate item on the face of the balance sheet outside of equity.

Under IFRS, certain directly attributable costs are capitalised as part of the cost of both external and internal software development and amortised over the life of the asset. Under US GAAP, these costs are not capitalised on internal software development, but expensed as incurred.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

132	Notes on the summary of differences
between IFRS (as adopted by the EU) and US GAAPcontinued

01 Adjustments to net income

		2006	2005	2004
	Notes	£m	£m	£m

Profit/(loss) attributable to ordinary shareholders in accordance with IFRS		305	456	364

US GAAP adjustments:

Intangible amortisation and impairment	a	(4)	(4)	21

Amortisation of gain on assets contributed to joint ventures	c	–	–	6

Profit/(loss) on disposal of subsidiaries	d	–	(32)	(18)

Profit/(loss) on disposal of joint ventures	d	(5)	–	–

Profit/(loss) on disposal of associates	d	–	–	(35)

Profit/(loss) on disposal of available-for-sale and other financial assets	e	–	42	(18)

Stock options	f	(2)	(1)	18

Cumulative effect of change in accounting principle for FAS 123(R)	f	(3)	–	–

Pensions	g	(29)	(28)	1

Restructuring	h	59	(9)	105

Derivative financial instruments	i	14	(42)	58

Consolidation of subsidiary undertakings	j	–	–	(7)

Sale and leaseback	k	–	(1)	(1)

Taxation	n	(29)	18	(62)

Minority interest in respect of US GAAP adjustments	o	–	(3)	7

Net income/(loss) attributable to ordinary shareholders in accordance with US GAAP		306	396	439

	2006	2005	2004
	pence	pence	pence

Earnings and dividends:

Basic earnings per ADS* in accordance with US GAAP	142	170	188

Diluted earnings per ADS* in accordance with US GAAP	139	165	183

Dividend paid per ADS*	61.5	60	60

Weighted average number of shares used in basic EPS calculation (millions)	1,297	1,396	1,400

Dilutive shares	24	41	36

Used in diluted EPS calculation	1,321	1,437	1,436

*	One ADS is eqivalent to six ordinary shares.

02 Adjustments to shareholders’ equity

			Restated
		2006	2005	2004
	Notes	£m	£m	£m

Shareholders’ equity in accordance with IFRS		172	511	371

US GAAP adjustments:

Goodwill and other intangibles	a	111	128	119

Joint ventures and associates	b	1	6	8

Deferred gain on assets contributed to joint ventures	c	–	–	(31)

Profit/(loss) on disposal of available-for-sale and other financial assets	e	(7)	(2)	89

Stock options	f	1	(57)	(33)

Pensions	g	19	177	143

Restructuring	h	(12)	(71)	(45)

Derivative financial instruments	i	(13)	6	(8)

Consolidation of subsidiary undertakings	j	–	–	(7)

Sale and leaseback	k	(2)	(2)	(1)

Property, plant and equipment	l	1	1	1

Shares to be repurchased	m	53	59	–

Taxation	n	(43)	(51)	(39)

Minority interest in respect of US GAAP adjustments	o	–	–	1

Shareholders’ equity in accordance with US GAAP		281	705	568

Shareholders’ equity in accordance with IFRS in 2005 has been restated to reflect irrevocable commitments to repurchase shares during close periods as a liability (see ‘Basis of accounting’ on page 78). This IFRS restatement results in an additional US GAAP adjustment (‘Shares to be repurchased’) in 2005 as shareholders’ equity in accordance with US GAAP in 2005 is unchanged. There was no impact on amounts reported in accordance with IFRS in 2004.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	133

03 Discontinued operations
Under IFRS, operations are classified as discontinued if they have been either disposed of, or are classified as held for sale, and: represent a major line of business or geographical area of operation; the disposal is part of a single coordinated plan; or if the operations constitute a subsidiary acquired exclusively with a view to resale. As discussed in note 7 on page 87–88, there were no discontinued operations in 2006 under IFRS, but Radianz, Instinet and BTC were classified as discontinued operations in 2004 and 2005.

Under US GAAP, operations are classed as discontinuing operations if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Group will not have any significant continuing involvement in the operations after the disposal. The Group determined that it had not eliminated significant cash flows related to Radianz and therefore Radianz did not meet the criteria for classification as a discontinued operation; accordingly, the results of Radianz, for US GAAP purposes, have been reported within continuing operations. Instinet and BTC did meet the criteria and have been classified within discontinued operations.

The disposal of Factiva in 2006 did not meet the criteria for discontinued operations under IFRS or US GAAP.

Under US GAAP the key data for the operations classed as discontinuing operations are analysed below:

	2006	2005	2004
Discontinued operations under US GAAP	£m	£m	£m

Operating income	–	96	66

Income tax charge	–	(15)	(18)

Profit on disposal	12	133	–

Minority interest	–	(29)	(4)

Net income	12	185	44

Basic profit per ADS	5.8p	79.4p	19.7p

Diluted profit per ADS	5.7p	77.2p	18.9p

04 Additional disclosures required by US GAAP

Derivative financial instruments
The current year loss on derivative financial instruments is £8 million (2005: £41 million loss, 2004: £58 million gain). At 31 December 2006, the balance sheet includes a derivative asset of £33 million and a derivative liability of £40 million. The current year loss includes a loss of £25 million (2005: £17 million gain, 2004: £21 million gain) relating to currency forward contracts embedded within customer and supplier contracts.

Recent accounting pronouncements
SAB 108 ‘Considering the effects of prior year misstatments when quantifying misstatements in current year financial statements’
In September 2006, the SEC issued SAB 108 which provided guidance in respect of the correction of accounting errors. This requires the quantification of financial statement errors under US GAAP based on the effect of applying both the iron-curtain and the roll-over methods on each of the entity’s primary statements and related disclosures. The iron-curtain method quantifies an error as the amount by which the balance sheet is misstated whereas the roll-over method quantifies an error as the amount by which the income statement is misstated. The adoption of this guidance by the Group in 2006 has not resulted in any previously immaterial errors now being assessed as material and requiring retrospective adjustment under either IFRS or US GAAP.

FASB Statement No. 155 ‘Accounting for Certain Hybrid Financial Instruments’ (FAS 155)
In February 2006, the FASB issued FAS 155, which is an amendment to FAS 133 and FAS 140. It simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. FAS 155 is effective for Reuters for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after 1 January 2007. The adoption of FAS 155 is not expected to have a material impact on the Group’s financial position or the results of its operations.

FASB Statement No. 157 ‘Fair Value Measurement’ (FAS 157)
In October 2006, the FASB issued FAS 157, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes and move towards a market-based measure instead of an entity-based measure, and expands disclosure requirements about fair value measurements. It is effective for fiscal years beginning after 15 November 2007 and will be adopted by Reuters as at 1 January 2008. The adoption of FAS 157 is not expected to have a significant impact on the Group’s financial position or the results of its operations.

FASB Statement No. 159 ‘The Fair Value Option for Financial Assets and Liabilities’ (FAS 159) – including an amendment of FAS 115
In February 2007, the FASB issued FAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective as of the beginning of fiscal periods beginning after 15 November 2007. The adoption of FAS 159 is not expected to have a significant impact on the Group’s financial position or the results of its operations.

FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes’ (FIN 48)
In June 2006, the FASB issued FIN 48, which provides an interpretation on FAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions. FIN 48 applies to fiscal periods beginning after 15 December 2006. The Group is in the process of assessing the impact on the Group’s financial position.

05 Audit and non-audit fees
An analysis of fees payable to the company’s auditors is set out below:

	2006	2005
	£m	£m

Audit fees	3.9	3.0

Audit-related fees	0.4	2.2

Tax fees	1.0	2.6

All other fees	0.2	0.1

Total fees	5.5	7.9

Audit-related fees include accounting advice, due diligence activities relating to acquisitions and disposals and, in 2005, advice on preparation for compliance with section 404 of the Sarbanes-Oxley Act. Tax fees include advisory services relating to tax planning and employee-related issues and assistance with corporation and other tax returns.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

134	Consolidated financial summary

Three year consolidated financial summary (IFRS)

		Restated
	IFRS	IFRS	IFRS
	2006	2005	2004
For the year ended 31 December	£m	£m	£m

Results:

Revenue[1]	2,566	2,409	2,339

Net finance costs	(15)	(12)	(12)

Profit before tax	313	238	396

Taxation	(20)	(9)	(40)

Profit attributable to equity holders of the parent	305	456	364

Net assets:

Non-current assets	1,314	1,179	1,025

Current assets	606	957	1,410

Current liabilities	(913)	(797)	(1,249)

Non-current liabilities	(835)	(829)	(714)

Non-current assets classified as held for sale	–	1	145

Liabilities directly associated with non-current assets classified as held for sale	–	–	(47)

	172	511	570

Property, plant and equipment:

Additions	130	137	111

Depreciation	95	103	130

	2006	2005	2004

Ratios:

Basic earnings per ordinary share from continuing operations	22.6p	16.3p	25.4p

Dividends per ordinary share	10.25p	10.0p	10.0p

Book value per ordinary share[2]	13.7p	37.8p	26.5p

Profit before tax as a percentage of revenue (%)	12.2	9.9	16.9

Return on property, plant and equipment[3] (%)	80.4	64.2	85.7

Return on equity[4] (%)	89.5	103.4	108.5

UK corporation tax rate (%)	30	30	30

Infrastructure:

Shares issued (millions)	1,470	1,441	1,436

Employees	16,900	15,300	14,465

User accesses	342,000	346,000	328,000

2005 has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability (see ‘Basis of accounting’ on page 78). The impact of recognising these commitments is to increase current liabilities and to decrease shareholders’ equity at 31 December 2005 by £59 million.

Notes:
1	2004 and 2005 exclude revenue for Instinet Group, which was classified as a discontinued operation and subsequently sold in 2005.
Ratios:
2	Book value per ordinary share represents total parent shareholders’ equity divided by the number of shares in issue after deducting shares held by Employee Share Ownership Trusts and repurchased shares
3	Return on property, plant and equipment represents profit after tax from continuing operations as a percentage of average property, plant and equipment. The average is calculated by adding property, plant and equipment at the start and the end of each year and dividing by two.
4	Return on equity represents profit attributable to equity holders of the parent divided by the average total parent shareholders’ equity. The average is calculated by adding total parent shareholders’ equity at the start and the end of each year and dividing by two.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financials	135

Nine year consolidated financial summary (UK GAAP)

	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP	UK GAAP
	2003	2002	2001	2000	1999	1998	1997	1996	1995
For the year ended 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m

Results:

Revenue	3,235	3,593	3,885	3,592	3,125	3,032	2,882	2,914	2,703

Net interest (payable)/receivable	(29)	(20)	(9)	3	(4)	2	80	61	60

Profit/(loss) before tax	56	(344)	158	657	632	580	626	652	558

Taxation	22	23	107	136	196	196	236	210	185

Profit/(loss) attributable to ordinary shareholders	50	(255)	46	521	436	384	390	442	373

Net assets:

Fixed assets	1,192	1,448	1,963	1,868	1,205	1,098	1,046	1,026	999

Net current (liabilities)/assets	(89)	(190)	(134)	(293)	(170)	(577)	790	525	387

Long-term creditors	(425)	(354)	(344)	(310)	(284)	(16)	(37)	(41)	(135)

Provisions	(271)	(245)	(212)	(112)	(88)	(116)	(120)	(51)	(39)

	407	659	1,273	1,153	663	389	1,679	1,459	1,212

Tangible fixed assets:

Additions	130	154	276	282	244	296	361	372	304

Depreciation	193	227	246	276	310	331	312	283	250

Development expenditure	171	200	294	323	197	200	235	202	191

	2003	2002	2001	2000	1999	1998	1997	1996	1995

Ratios:

Earnings/(loss) per ordinary share	3.6p	(18.3p )	3.3p	37.1p	30.9p	26.7p	24.0p	27.3p	23.2p

Dividends per ordinary share	10.0p	10.0p	10.0p	16.0p	14.65p	14.4p	13.0p	11.75p	9.8p

Book value per ordinary share[1]	15.2p	30.7p	68.2p	73.7p	40.5p	23.3p	99.9p	88.3p	73.7p

Profit/(loss) before tax as a percentage of revenue (%)	1.7	(9.6)	4.1	18.3	20.2	19.1	21.7	22.4	20.6

Return on tangible fixed assets[2] (%)	6.3	(56.8)	7.8	78.3	59.1	48.2	49.0	60.0	55.2

Return on equity[3] (%)	15.7	(36.8)	4.6	65.0	92.2	78.5	25.6	33.7	34.8

UK corporation tax rate (%)	30	30	30	30	30	31	32	33	33

Infrastructure:

Shares issued (millions)	1,433	1,433	1,431	1,429	1,423	1,422	1,694	1,689	1,677

Employees	16,744	17,414	19,429	18,082	16,546	16,938	16,119	15,478	14,348

User accesses	338,000	388,000	592,000	558,000	520,858	482,380	429,000	362,000	327,100

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

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

136

THIS PAGE IS INTENTIONALLY LEFT BLANK

Back to Contents

137

THIS PAGE IS INTENTIONALLY LEFT BLANK

Back to Contents

138

THIS PAGE IS INTENTIONALLY LEFT BLANK

Back to Contents

139

THIS PAGE IS INTENTIONALLY LEFT BLANK

Back to Contents

140

THIS PAGE IS INTENTIONALLY LEFT BLANK

Back to Contents

141

THIS PAGE IS INTENTIONALLY LEFT BLANK

Back to Contents

142

THIS PAGE IS INTENTIONALLY LEFT BLANK

Back to Contents

143

THIS PAGE IS INTENTIONALLY LEFT BLANK

Back to Contents

144	Information for shareholders

Ordinary shares

As of 9 March 2007, there were 1,242,432,092 ordinary shares outstanding, excluding 30,431,547 ordinary shares held in employee share ownership trusts and 138,360,000 held in treasury (see note 33 on page 120).

Major shareholders

The company had received notice under section 198 of the UK Companies Act 1985 or under the Transparency Obligations Directive
(Disclosure and Transparency Rules) Instrument 2006 (DTRs) DTR 5, as at 9 March 2007 that the following parties held notifiable interests in its shares or voting rights:

	Number of	Percentage of	Number of		Number of	Number of
	shares held on	issued share	shares held on		shares held on	shares held on
	9 March 2007	capital	7 March 2006		2 March 2005	3 March 2004

Schroders Plc	99,602,990	7.8	–		–	–

ValueAct Capital Master Fund L.P.	83,551,212	6.6	–		–	–

Fidelity International Limited*	82,177,979	6.5	150,753,687	*	130,364,252	94,238,074

AMVESCAP plc	62,194,192	4.9	–		–	–

BlackRock Inc.**	48,978,642	3.8	48,978,642		48,978,642	48,978,642

Legal & General Investment Management	44,901,479	3.5	55,230,590		58,006,887	43,076,669

Barclays PLC	40,069,073	3.1	–		53,902,608	46,046,872

Capital Group of Companies, Inc.	39,399,900	3.1	42,135,514		–	–

*	shares held by Fidelity Investments
**	Formerly Merrill Lynch Investment Management

The company’s major shareholders do not have any different voting rights from the other ordinary shareholders. There have been some changes in the holdings of the company’s major shareholders during the last three years. Most notably, Fidelity no longer holds in excess of 10% of the company’s voting capital as was the case during 2005 and 2006. Fidelity increased its holding throughout the year by a total of approximately 3% but then sold approximately 6% at the beginning of 2007. The Capital Group of Companies, Inc. held around 3% throughout 2006, first notifying the company in January 2006; it fell below the 3% notification threshold in January 2007 and notified the company again in March 2007 of a 3.1% holding. Barclays PLC, Legal & General Investments and BlackRock Inc. (previously Merrill Lynch Investment Management) have held notifiable holdings for the last three years and continue to do so. Following the implementation of the new DTRs on 20 January 2007, Schroders Plc, ValueAct Capital Master Fund, L.P. and AMVESCAP plc notified the company of their voting rights in Reuters shares.

The Founders Share
Independence, integrity and freedom from bias in the gathering and dissemination of news and information are fundamental to Reuters. Reuters Founders Share Company Limited (the Founders Share Company) was established to safeguard those qualities and holds a single Founders Share. This share may be used to outvote all ordinary shares if other safeguards fail and there is an attempt to effect a change in control of the company. ‘Control’, for this purpose, means 30% of the ordinary shares. The directors of the Founders Share Company have a duty to ensure, as far as they are able by the proper exercise of the powers vested in them, that the Reuters Trust Principles are observed (see pages 146-149).

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

The current directors of the Founders Share Company are as follows:

Trustee since

The Honourable Mrs Anson Chan, GBM, CBE, JP	2002

Leonard Berkowitz	1998

Sir Michael Checkland	1994

Bertrand Collomb	2004

Jiri Dienstbier	2005

Uffe Ellemann-Jensen, MP	2001

John Fairfax, AM	2005

Dr Frene Ginwala	2004

Pehr Gyllenhammar (Chairman)	1997

Alejandro Junco de la Vega	2006

Joseph Lelyveld	2004

Sir Christopher Mallaby, GCMG, GCVO	1998

John McArthur	2001

Mammen Mathew	2002

The Right Hon The Baroness Noakes, DBE	1998

Sir William Purves, CBE, DSO	1998

Jaakko Rauramo	1999

Dr Mark Wössner	2001

Founders Share Company directors are appointed for an initial term of five years and must resign at the AGM on or after the fifth anniversary following appointment or re-appointment. Trustees are eligible for reappointment for a further term of five years, subject to a maximum term of 15 years and maximum age limit of 75. Except as described above, to the best of the Group’s knowledge, the company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly, and currently there are no arrangements that may, at a subsequent date, result in a change in control of the company.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Information	145

Corporate structure

The Group conducts its business through a portfolio of companies, including wholly and partly-owned subsidiary undertakings, joint ventures and associates. Information concerning the most significant companies is contained in note 39 to the consolidated financial statements, on page 128.

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

	The London
	Stock exchange		NASDAQ
	pounds per share		US dollars per ADS

	High	Low	High	Low

Annual market prices

2002	7.47	1.61	64.36	15.12

2003	2.68	0.96	27.09	9.59

2004	4.29	2.41	49.15	25.72

2005	4.31	3.52	49.35	37.33

2006	4.75	3.49	54.25	38.51

Quarterly market prices

2005

First quarter	4.28	3.64	49.35	40.83

Second quarter	4.26	3.75	48.65	41.48

Third quarter	4.12	3.59	43.45	39.03

Fourth quarter	4.31	3.52	44.40	37.33

Quarterly market prices

2006

First quarter	4.61	3.80	48.44	39.67

Second quarter	4.10	3.54	45.71	38.67

Third quarter	4.43	3.49	50.06	38.51

Fourth quarter	4.75	4.31	54.25	48.20

Monthly market prices

2006

August	4.04	3.77	46.14	42.50

September	4.43	3.98	50.06	44.85

October	4.61	4.31	52.46	48.20

November	4.75	4.41	53.91	50.15

December	4.63	4.37	54.25	51.20

Monthly market prices

2007	4.75	3.49	54.25	38.51

January	4.56	4.32	53.06	50.70

February	4.45	4.24	52.53	49.55

March (to 9 March)	4.44	4.22	51.66	48.18

Analysis of shareholders
As of 9 March 2007, there were 1,242,432,092 Reuters ordinary shares in issue, including the shares referred to below but excluding ordinary shares held by employee share ownership trusts and shares held in treasury. There were 26,506 shareholders on the ordinary share register analysed in the chart below.

As of the same date, 1,004,081 ordinary shares and 16,199,871 ADSs (representing 97,199,226 ordinary shares) were held on the record in the US. These ordinary shares and ADSs were held by 946 record holders and 2,612 record holders respectively, and represented or evidenced ADSs respectively, representing 7.7% respectively of the total number of ordinary shares outstanding. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

Dividends
The table below sets forth the amounts of interim, final and total dividends (excluding any associated UK tax credit discussed on page 150) paid in respect of each fiscal year indicated. Pound sterling amounts per share have been translated into US cents per ADS at the actual rates of exchange used for each of the respective payments of interim and final dividends.

		Pence per share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

2002	3.85	6.15	10.00	36.05	58.46	94.51

2003	3.85	6.15	10.00	36.08	64.88	100.96

2004	3.85	6.15	10.00	40.94	70.24	111.18

2005	3.85	6.15	10.00	41.18	68.20	109.38

2006	4.10	6.90	11.00	46.87	–	–

See page 68 for a discussion of the Group’s dividend policy.

An interim dividend of 4.10 pence per ordinary share was paid on 30 August 2006. The directors recommend a final dividend of 6.90 pence per ordinary share, giving a total of 11 pence per ordinary share for the year (2005: 10 pence). Subject to shareholders’ approval at the AGM to be held on 26 April 2007, the final dividend will be paid on 3 May 2007 to members on the register holding ordinary shares at the close of business on 16 March 2007. It will be paid on 10 May 2007 to ADS holders on the register at the close of business on 16 March 2007 and will be converted into US dollars from sterling at the rate prevailing on 10 May 2007.

Details of the changes in the authorised and called up share capital are set out in note 27 on page 116.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

146	Information for shareholders continued

History and development

The ultimate holding company for the Group, Reuters Group PLC, was incorporated in England and Wales on 24 December 1996, though its predecessor was formed in England in 1851. Reuters Group PLC’s registered office and corporate headquarters are located at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, UK.

Memorandum and Articles
of Association

The following description summarises certain material rights of holders of the company’s ordinary shares of 25 pence each and material provisions of the company’s Memorandum and Articles of Association (the Articles), the Memorandum and Articles of Association of Reuters Founders Share Company Limited (the Founders Share Company) and English law. The following description is a summary only and is qualified in its entirety by reference to the Articles (which have been filed with the SEC and Companies House) and the Companies Act 1985.

All of the outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required from the holders of such shares by Reuters. In this description, the term ‘holder’ refers to the person registered in the register of members as the holder of the relevant share and the term ‘beneficial owner’ refers to a person other than the holder who has a beneficial interest in the relevant share. Deutsche Bank, which acts as Depositary under the Deposit Agreement relating to the ADSs, is the holder of the ordinary shares represented by the outstanding ADSs.

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

The first set of restrictions contained in the Articles applies to persons that become ‘interested’ in 15% or more of the ordinary shares outstanding at any time (excluding any shares held by Reuters as treasury shares). The term ‘interested’ is defined in the Articles by reference to provisions of the Companies Act 1985 which require persons to disclose to public companies interests in voting shares in excess of a prescribed percentage. Subject to certain exceptions, all shares held by a person who reaches the 15% limit will be disenfranchised and the shares exceeding the 15% limit must be disposed of. This set of restrictions is more fully described below under ‘Rights and restrictions attaching to Reuters shares – Restrictions on ownership – Disenfranchisement and disposal of excess interests.’

Second, the company’s share capital includes the Founders Share, which is held by the Founders Share Company, a company limited by guarantee consisting of individuals who constitute both its members and directors. The Founders Share empowers the Founders Share Company to cast such number of votes as will pass any resolution supported by and defeat any resolution opposed by, the Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of the Group. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings. Under the Articles, the special rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of the Founders Share Company. The rights attaching to the Founders Share are described in more detail below under ‘Rights and restrictions attaching shares – Voting rights – Rights conferred by Founders Share.’

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

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Information	147

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

At each AGM of Reuters shareholders at least one-third of the directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. The directors to retire by rotation at the AGM include any director who is due to retire at the meeting by reason of age as prescribed in section 293 of the Companies Act 1985, namely 70 years old. A retiring director shall be eligible for re-election subject to the requirements of the Combined Code. Since the 2005 AGM, the Board has asked all directors to stand for re-election on an annual basis. For additional information see ‘Statements of directors’ responsibilities and compliance’ on page 40. The Amended Articles for which shareholder approval is being sought at the 2007 AGM remove the requirement that a director should retire when he reaches the age of 70 in order to comply with the new Employment Equality (Age) Regulations 2006.

Directors are not required to hold shares in order to qualify as a director. A director not holding any shares may nevertheless attend and speak at general meetings of the company. For further information on Reuters personal shareholding policy refer to the ‘Remuneration report’ on page 30.

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

The Company now chooses to put all resolutions at the AGM to a poll vote.

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

Additionally, if there are, in the opinion of the Founders Share Company, reasonable grounds for believing that any person and his associates have obtained or are attempting to obtain, directly or indirectly, control of Reuters, the Founders Share Company is entitled in its absolute discretion to serve Reuters with a written notice (a Founders Share Control Notice) to that effect. Control is defined for these purposes as the ability to control the exercise of 30% or more of the votes which may be cast on a poll at a general meeting. At all times after the service of a Founders Share Control Notice and pending its rescission, the Founders Share confers upon the Founders Share Company the right to cast on a poll such number of votes as are necessary to ensure the effective passing of any resolution in favour of which it votes and to ensure the defeat of any resolution against which it votes. The Articles provide that the opinion of the Founders Share Company in respect of the service or rescission of a Founders Share

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

148	Information for shareholders continued

Control Notice shall be final and binding and may not be challenged on any grounds whatsoever.

The Founders Share Company is entitled at any time to serve Reuters with a written request for an extraordinary general meeting and the directors are obliged to comply with such request. If they do not comply, the Founders Share Company is entitled to convene an extraordinary general meeting. If a Founders Share Control Notice has been served, however, the Founders Share Company can convene an extraordinary general meeting without first requesting that the directors do so. Four Founders Share Company directors present at the relevant Founders Share Company directors meeting can bind all the Founders Share Company directors to exercise the voting rights attaching to the Founders Share so as to defeat a resolution that would be deemed to be a variation of the rights attached to the Founders Share. However, the vote of a majority of the Founders Share Company directors (the chairman of the Founders Share Company having a casting vote in the event of equality of votes) is required to determine whether a Founders Share Control Notice should be served and, if so, the manner in which the voting rights attaching to the Founders Share shall be exercised (excluding the vote of any Founders Share Company directors who is associated with or materially financially interested in the person attempting to obtain control of Reuters).

Restrictions on ownership
Ordinary shares Under the Articles, a person is ‘interested’ in shares if, among other things, he is interested directly, or through his family or one or more companies, or through an interest in association with others pursuant to an agreement or understanding, or through a trust or if he controls the voting rights of others. The definition of ‘interest in shares’ in the Articles is made by reference, with specified variations, to certain provisions of the Companies Act 1985.

Disclosure of interests in ordinary shares The Articles provide for the disclosure of interests in Reuters ordinary shares by reference to the Companies Act 1985 provisions mentioned above, with specified variations. Under these provisions as currently in force, if a person acquires an ‘interest’ in voting shares of a public company amounting to 10% or more of the voting shares of any class, or if he increases or reduces such holding by at least 1% or if he ceases to have such holding, he is obliged to notify the company within two days of the day on which he acquired 10% or any such change in his interest took place. Further, if his interest is a ‘material interest’ the 10% referred to above is reduced to 3%.

The Articles provide for disenfranchisement of shares which are the subject of a notice under Section 212 of the Companies Act 1985 (which allows a company to require disclosure of certain details concerning ownership of its shares) if the person served with the notice is in default in answering it. The Articles also provide for the imposition of restrictions on transferability of the shares concerned and on the right to receive dividends if such shares represent at least 0.25% of the class concerned. Such restrictions cannot, however, be imposed until the expiry of 14 days after the date of the Section 212 notice. Any such restrictions cease if the shares concerned are sold pursuant to a takeover offer or to an unconnected third party or through the London Stock Exchange. The restrictions on transferability only apply to certificated shares. Where a holder of uncertificated shares is in default in answering a Section 212 notice, the Articles provide that the Founders Share Company may require the Group’s directors to apply to the Court for such order as may be appropriate.

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

Under the Companies Act 1985, the directors are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in the Articles or given by its shareholders in general meeting, but which in either event cannot last for more than five years. The Companies Act 1985 imposes further restrictions on the issue of equity securities for cash or sale of treasury shares for cash other than by offering them first to existing shareholders unless the statutory requirement is displaced or modified by the shareholders in general meeting or under the company’s Articles.

At Reuters AGM to be held on 26 April 2007, a resolution will be proposed to authorise the directors to allot relevant securities, as defined in the Companies Act 1985, including any equity securities, up to an aggregate nominal amount of £105 million until the earlier to occur of the AGM in 2008 or 26 July 2008. A resolution will also be

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Information	149

proposed to authorise equity securities as defined in the Companies Act 1985 to be issued within this limit by way of a rights offer, or otherwise pro rata to existing shareholders, but other issues of equity securities, except for shares issued pursuant to employee share schemes, will be limited to an aggregate of £16 million in nominal value.

Subject to applicable provisions of English law, the company may purchase its ordinary shares. Currently, it has general authority to repurchase up to 207 million ordinary shares. At the Reuters AGM on 26 April 2007, a resolution will be proposed to renew this authority up to a maximum of 192 million ordinary shares at prices ranging from 25 pence and not more than the higher of 5% above the average market value of the ordinary shares for the five business days prior to the day the purchase is made or the price stipulated by Article 5(1) of the buy-back and Stabilisation Regulation, namely the higher of the price of the last independent trade and the highest current independent bid on trading venues where the purchase is carried out.

During 2006 Reuters continued to operate the £1 billion share buy-back programme it announced on 26 July 2005. During 2006, 129,200,000 shares with a nominal value of £32,300,000 (representing 9% of called-up share capital) were repurchased at a cost of £526 million. 48 million of these shares were cancelled. In future, share buy-backs will be considered periodically, based on business performance, investment opportunities and maintaining a strong investment grade credit rating.

Rights in a winding up
If Reuters Group PLC is wound up, the liquidator may, with the authority of an extraordinary resolution, divide among the holders of ordinary shares and the Founders Share, pro rata to their holdings, Reuters assets (after satisfaction of liabilities to creditors), provided, however, that the Founders Share Company may receive up to £1 and no more.

Variation of rights and alteration of share capital
If, at any time, the company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 1985, with the consent in writing of holders of three-quarters in value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

The company can increase its share capital by ordinary resolution in conformity with the provisions of the Companies Act 1985. However, new shares cannot have voting rights, which are not identical to those of ordinary shares without the prior written consent of the Founders Share Company. Furthermore, the company may issue shares with preferred and other special rights or restrictions, provided that the prior written consent of the Founders Share Company has been sought for issuing any shares with rights not identical to those of ordinary shares. The company can consolidate, divide and cancel any of its shares (other than the Founders Share) by extraordinary resolution and can reduce its share capital (other than the Founders Share).

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

Exchange rates

The following table sets out, for the periods indicated, the average or the high and low Noon Buying Rates for pounds sterling in US dollars per £1.

Fiscal year ended
31 December	Average*	Month	High	Low

2002	1.51	August 2006	1.91	1.87

2003	1.64	September 2006	1.91	1.86

2004	1.84	October 2006	1.90	1.85

2005	1.83	November 2006	1.96	1.89

2006	1.86	December 2006	1.98	1.95

2007 (to 9 March)	1.96	January 2007	1.98	1.93

		February 2007	1.97	1.94

*	The average exchange rates have been calculated using the Noon Buying Rates on the last trading day of each calendar month during the period.

On 9 March 2007 the Noon Buying Rate was $1.93 per £1.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar amounts received by holders of the ADSs upon conversion by the Depositary of cash dividends paid in pounds sterling on the ordinary shares represented by the ADSs. Also, fluctuations in the exchange rate may affect the relative market prices of the ADSs in the US and the ordinary shares in the UK. For the effect on the Group’s results of operations of fluctuations in the exchange rates between the pound sterling and the other major currencies (including the US dollar) in which revenues are received and expenses are incurred, see the OFR on page 54.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

150	Information for shareholders continued

Taxation information for US shareholders

The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to acquire the company’s ordinary shares or ADSs. This is a summary of the material US federal income tax and UK tax consequences of the ownership of ordinary shares or ADSs by a US holder who holds the ordinary shares or ADSs as capital assets. The summary does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules, such as dealers in securities, US holders who hold directly or indirectly 10% or more of the voting stock or US holders who elected to apply the provisions of the former income tax convention between the United States and the United Kingdom. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The summaries of US and UK tax laws are based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, current tax laws, current UK Revenue and Customs published practice and the terms of the UK/US double tax treaty which came into effect on 31 March 2003 (the Treaty), as appropriate, all of which are subject to change at any time, possibly with retrospective effect.

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

Taxation of dividends
UK taxation
Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by the company. A shareholder that is a company resident for UK tax purposes in the UK will not generally be taxable on any dividend it receives from the company. A shareholder who is an individual resident for tax purposes in the UK is entitled to a tax credit on cash dividends paid by the company on ordinary shares or ADSs equal to one-ninth of the cash dividend or 10% of the dividend plus the tax credit. Such shareholders will be taxable on the total of the dividend and the related tax credit, which will be regarded as the top slice of the shareholder’s income. The tax credit may be set off against a UK resident individual shareholder’s total income tax liability, but no cash refund will be available. A US holder (as defined above) will not be entitled to any tax credit from the UK Revenue and Customs in respect of a dividend from the company although there will be no further UK tax to pay in respect of that dividend.

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

Qualified dividend income
An individual US holder’s ‘qualified dividend income’ is subject to tax at a reduced rate of 15% provided that the shares or ADSs are held for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends will not however qualify for the reduced rate if the dividend-paying corporation is treated for the tax year in which dividends are paid (or for the prior year), as a ‘passive foreign investment company’ (a PFIC) for US federal income tax purposes. The Company does not believe it is a PFIC or was a PFIC for 2006. Accordingly, the company considers that dividends paid with respect to the shares or ADSs will be ‘qualified dividend income’ and, subject to the US holder’s satisfaction of the holding period requirements described above, should be eligible for the reduced 15% US federal income tax rate. The company dividends generally will be foreign source passive income for US foreign tax credit purposes.

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

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Information	151

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

US PFIC status
If a foreign company is a PFIC, based on either an income test or an asset test then certain distributions and gains can be allocated rateably over a US shareholder’s holding period, with the effect that the amount allocated to the current taxable year and any taxable year before the company became a PFIC would be taxable as ordinary income in the current year and the amount allocated to other taxable years would be taxed at the highest rate in effect for that year on ordinary income. The tax is also subject to an interest charge to recover the deemed benefit from the deferred payment of the tax attributable to each such year. As referred to under the heading ‘Taxation of capital gains – US federal income taxation’, the company reasonably believes that it was not a PFIC in 2006 and does not anticipate becoming a PFIC. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure US holders that the IRS would agree with our belief, nor can the company assure US holders that it will not become a PFIC. US holders are urged to consult their own tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market election with respect to our ordinary shares and ADSs in the event that we qualify as a PFIC.

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

Material contracts and transactions

FXMarketSpace
On 4 May 2006, Reuters and CME entered into an agreement to form FXMarketSpace, a 50/50 joint venture to create a centrally-cleared, global foreign exchange trading system. The joint venture was formed on 20 July 2006. Under the joint venture agreement, Reuters and CME have committed to invest up to $45 million each, subject to the joint venture meeting certain performance milestones. Reuters and CME each have an equal number of representatives on the board of directors, and board actions generally require approval of at least one representative of each party.

The parties agreed to share all profits derived from the joint venture, including those profits derived through the provision of services by the parties to the joint venture, in proportion to their ownership interest. This is achieved by the joint venture paying a preferential dividend to the shareholder with the lesser profits (subject to accrual in years during which the joint venture does not have sufficient profits, and to the other shareholder making direct payment of its portion of any accrued amount where either party is exiting from the joint venture in certain circumstances).

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

152	Information for shareholders continued

The joint venture agreement contains limited transfer, put/call, and termination provisions, including: termination rights if certain volume and financial thresholds are not met in the fifth year after public launch of trading, subject to a call right of the non-terminating partner; put/call rights by the non-defaulting party in the event of certain key defaults; and transfer rights, including the right to transfer an interest in or require the sale of the entire joint venture, beginning only after ten years following public launch of trading, and subject to a right of first refusal by the other partner.

Subject to certain exceptions, CME and Reuters each agreed not to operate, have any significant interest in, or provide certain key services to, a competing, cleared platform for electronic trading of FX products (other than futures and futures options). If the venture requires funding beyond the committed amounts and only one partner is willing to provide such funding, the other party will have a right to terminate these restrictions subject to a call right of the nonterminating party.

Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. For further information, see note 34 on pages 123–124.

Radianz/BT
Sale of Radianz to BT. On 29 April 2005, Reuters sold Radianz to BT for cash consideration of $175 million (£95 million) plus any cash remaining on the balance sheet, net of working capital adjustments, at the date of completion. The purchase agreement included standard warranties and indemnities from Reuters, and was otherwise generally on customary terms and conditions for a transaction of this nature. As a result of the sale of Radianz to BT, funding obligations from Reuters to Radianz of $44 million were novated to BT.

Network Services Agreement. Reuters entered into a contract with BT effective 29 April 2005 under which BT became a supplier of network services to Reuters. Under this network services agreement, which has since been amended, BT provides and manages secure data networks for Reuters products and services worldwide and Reuters is currently expected to spend in the region of $3 billion from 2005 through 2013. The agreement sets out the responsibilities of the parties to achieve the migration of all existing connections to BT’s new IP network and contemplates completion of substantially all existing connections in the second quarter of 2008 (although a limited number of countries will be completed in 2010). Liquidated damages will be payable on a sliding scale if a party fails to achieve its migration responsibilities. The agreement contains minimum spend commitments for each year following completion of the migration, based on a declining percentage of the charges in the previous year, and obliges BT to meet certain quality of service levels. In addition, the agreement gives BT the opportunity to tender for any future telecommunication services needed by Reuters.

Savvis Network Services Agreements
Reuters is party to a three-year network services agreement, dated 19 May 2005, with Savvis for internet protocol network services, internet access, co-location and other services. The agreement contains no minimum spend commitments and obliges Savvis to meet certain quality of service levels. In addition, on 3 June 2005, in connection with the acquisition of the Telerate business, Reuters acquired Telerate’s agreement with Savvis for the provision of internet protocol network services, internet access, co-location and other services to support the acquired Telerate business. The agreement expires 1 October 2009 and is an exclusive arrangement for the Telerate business so long as Savvis remains in material compliance with its obligations.

Sale of Factiva
On 18 October 2006, Reuters agreed to sell the majority of its 50% stake in Factiva to Dow Jones. The sale occurred on 15 December 2006 and Reuters received cash consideration of $178 million. Reuters retained a minority preference share interest valued at $7 million in a Factiva entity. In connection with the sale, Reuters entered into or continued a number of commercial arrangements with Factiva and Dow Jones, and agreed not to compete with Factiva’s core business for a two-year period and to continue exclusivity arrangements with respect to certain Reuters content provided to Factiva.

Sale of Instinet Group
On 22 April 2005, Instinet Group and NASDAQ entered into a definitive agreement for NASDAQ to acquire Instinet Group for approximately $1.88 billion in cash. In connection with the transaction, Reuters entered into an agreement with NASDAQ agreeing to vote its 62% interest in Instinet Group in favour of the acquisition. At the same time, Instinet Group agreed to sell its Lynch Jones & Ryan (LJR) subsidiary to The Bank of New York, and NASDAQ agreed to subsequently sell Instinet, the institutional brokerage business, to Silver Lake Partners. The sale of LJR to The Bank of New York was completed on 30 June 2005, and the sales of Instinet Group to NASDAQ and of the Instinet brokerage business to Silver Lake Partners were completed on 8 December 2005. Reuters received an aggregate of approximately $1.13 billion for its 62% interest (including a dividend Instinet Group had made to its shareholders from the sale of LJR which was deducted from the NASDAQ purchase price).

Pension plan deficit funding
On 24 May 2006, Reuters announced that it had agreed a package of measures with the trustees of its two UK final salary pension plans that will substantially fund the pension deficit, enhance the security of the members’ existing benefits and reduce the risk associated with managing the plans. Under the agreement, in addition to its ordinary pension contributions, Reuters paid a cash sum of £187 million into the two pension funds in 2006 and will pay a further £42 million in 2007.

Financing arrangements
For a discussion of other material contracts, see ‘Treasury Policies’ on pages 63–65.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Information	153

Capital investments, expenditure and divestments

During the last three years, Reuters has made a number of acquisitions and invested in new businesses. The principal acquisitions, investments and disposals (none of which exceeded £50 million, save where otherwise stated) were:

Acquisitions
2006
Application Networks Inc., a leading risk management software provider, in June 2006 for £22 million.

The Telerate distribution business of Indian Quotation Systems Private Limited in June 2006.

Telerate Italia SrL, a distributor of Telerate’s products in Italy, in July 2006.

In July 2006, Reuters and the Chicago Mercantile Exchange formed a new joint venture, FXMarketSpace Limited, to create a centrally-cleared, global foreign exchange trading system. Reuters invested £8 million in the joint venture during 2006 (an additional £6 million was invested by each partner in early 2007).

In October 2006, Reuters acquired a 26% interest in Times Global Broadcasting Company Limited for £11 million relating to the launch of a new Indian TV News Channel, TIMES NOW, in association with the Times of India.

In November 2006, Reuters acquired an interest in Pluck Corporation, an early stage social media solutions company, for £4 million.

Total capital expenditure, including transaction fees, for acquisitions of subsidiaries, joint ventures, associates and available-for-sale financial assets during 2006 was £68 million.

2005
Telerate, a leading financial information provider in the fixed income sector, in June 2005 for £79 million in cash plus Reuters investment in Savvis convertible preference shares (valued at £31 million).

Quick Telerate Corp, a distributor of Telerate’s products in Japan, in June 2005.

Image Group Limited (trading as Action Images), a media company in the sports pictures market, in September 2005.

EcoWin AB, a data provider specialising in global and macroeconomic data, in November 2005.

Tremont Capital Management’s TASS research hedge fund database and the Hedgeworld Group in March 2005.

In June 2005, Reuters and NASDAQ announced the formation of a new joint venture, Independent Research Network Inc., to provide and distribute equity research to the analyst community. Reuters invested £1 million in the joint venture during 2005.

Total capital expenditure including transaction fees for acquisitions of subsidiaries, joint ventures, associates and available-for-sale financial assets during 2005 was £145 million.

2004
Fitzrovia International plc, a leading investment fund research company, was acquired in October 2004 by Lipper Limited, a wholly owned subsidiary of Reuters.

Radianz, a network services/financial extranet company in which Reuters acquired the 49% voting interest it did not already own from joint venture partner Equant in November 2004 for £60 million.

Total capital expenditure including transaction fees for acquisitions of subsidiaries, joint ventures, associates and available-for-sale financial assets during 2004 was £80 million.

Divestments
2006
Reuters disposed or closed a total of three units during 2006 for cash consideration of £80 million, net of transaction fees. The principal disposal or closure was:

Factiva, a provider of a broad range of archived news and business information in which Reuters 50% stake was sold to joint venture partner Dow Jones for net cash consideration of £79 million.

2005
Reuters disposed or closed a total of five units during 2005 for cash consideration of £895 million, net of transaction fees. The principal disposals or closures were:

Instinet Group, in which Reuters 62% stake was sold for £612 million in December 2005. Prior to the sale Reuters had sold Bridge Trading Company, a soft dollar execution broker, to Instinet for approximately 3.8 million shares of Instinet stock, valued at £12 million. Instinet had also disposed of its wholly-owned subsidiary, LJR, in July 2005 for total consideration of £96 million and its 2% interest in Archipelago Holdings LLC in May 2005.

Radianz, was sold to BT for total consideration of £115 million in April 2005.

TSI, in which Reuters reduced its stake from 8.8% to below 1% by 31 December 2005 for total consideration of £63 million.

Deutsche Gesellschaft für Ad-Hoc-Publizitat GmbH (DGAP), a media company in which Reuters 33% stake was sold in November 2005.

2004
Reuters disposed of or closed a total of 12 units during 2004 for cash consideration of £474 million, net of transaction fees. The principal disposals or closures were:

TSI, in which Reuters reduced its stake from 48.4% to 8.8% in February 2004 through completion of a public offering of 69 million TSI shares and sale of an additional 17 million shares back to TSI for aggregate net proceeds of £310 million.

GL TRADE, a financial software company in which Reuters 34.2% shareholding was divested in June 2004 for consideration of £59 million.

ORT SAS, a wholly owned credit rating subsidiary of Reuters, was sold in June 2004 for consideration of £29 million.

TowerGroup, a financial services research company in which Reuters held a 98% holding, was sold in February 2004.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

154	Information for shareholders continued

Yankee, a wholly-owned telecommunications research company, was sold in May 2004.

Riskmetrics, a company specialising in portfolio credit risk evaluation, in which Reuters 24% stake was divested in January and June 2004.

Reuters remaining Greenhouse Fund investment portfolio was sold in June 2004 to a company established by RVC, the independent fund management company created by former Reuters employees in 2001 to manage the Greenhouse Fund.

Property, plant and equipment

During 2005 the Group’s principal facilities were relocated to the Canary Wharf area of London, thereby down-sizing its London-based operations from 340,000 sq. ft. to 281,000 sq. ft. The Canary Wharf building is leased through 2020.

Reuters other significant sites include:

•	the US headquarters at 3 Times Square in New York City (692,000 sq. ft., of which 288,000 sq. ft. are sub-let) (see below);

•	technical centres in:

• London (324,000 sq. ft. owned);

• Hazelwood, Missouri (109,000 sq. ft. leased through 2024, with options to extend through 2039);

• Geneva (144,000 sq. ft. owned on property leased through 2095), which also includes the regional office for EMEA;

• Singapore (180,000 sq. ft. owned on property leased through 2020, with options to extend through 2050), which also includes the regional office and main data centre for Asia; and

• Hauppauge, New York (50,000 sq. ft. owned);

•	an office facility in Hauppauge (140,000 sq. ft. owned) used by development and internal support groups which is located next to Reuters Hauppauge data Centre;

•	four adjacent corporate office buildings located in St Louis County, Missouri (total 211,000 sq. ft.), two of which are owned and two of which are leased through 2014, with options to extend through 2034;

•	office space in Bangkok (178,000 sq. ft.) under lease expiring for most of the space in 2007;

•	space in three office buildings in Bangalore, India (total: 212,622 sq. ft.) under leases expiring in 2008, 2009 and 2011, with options to extend through 2012, 2012 and 2015, respectively; and

•	a development facility in Zhongguancun Software Park, Haidian District, Beijing, China (50,000 sq. ft.) under a lease through 2011, with options to extend through 2016; Reuters is in the final phases of further expanding that operation by an additional 50,000 sq. ft.

The Reuters Building at 3 Times Square is owned, and was developed, by 3 Times Square Associates LLC, which is a joint venture between Reuters and Rudin Times Square Associates LLC, Reuters leases 692,000 sq. ft. from the venture, of which 288,000 sq. ft. is subleased to Instinet Group, which in turn has subleased approximately 180,000 sq. ft. to third parties. The principal part of Reuters lease will expire in 2021 subject to three ten-year extension periods. See ‘3 Times Square Associates LLC’ in Note 34 on page 123 for further information.

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

Legal proceedings

Except as described above in note 35 on page 124, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial performance or profitability.

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Cross-reference guide to Form 20-F	Information	155

Item	Description		Annual Report Page Ref

1.	Identity of Directors, Senior Management and Advisers		n/a

2.	Offer Statistics and Expected Timetable		n/a

3.	Key Information

	A.	Selected financial data	52–53,149

	B.	Capitalisation and indebtedness	n/a

	C.	Reasons for the offer and use of proceeds	n/a

	D.	Risk factors	65 –67

4.	Information on the Company

	A.	History and development of the company	6–11, 44–45, 153

	B.	Business overview	8–13, 44–45, 58–62, 83 –84

	C.	Organisational structure	128, 145

	D.	Property, plant and equipment	50, 154

4A.	Unresolved Staff Comments		n/a

5.	Operating and financial review and Prospects

	A.	Operating results	54 –62

	B.	Liquidity and capital resources	63

	C.	Research and development, patents and licences, etc.	44 –45

	D.	Trend information	45 –47

	E.	Off-balance sheet arrangements	65

	F.	Tabular disclosure of contractual obligations	63 –64

6.	Directors, Senior Management and Employees

	A.	Directors and senior management	25 –28

	B.	Compensation	29 –37

	C.	Board practices	26, 29, 31, 42–43, 147

	D.	Employees	12, 30–31, 47–48, 143

	E.	Share ownership	30, 37

7.	Major shareholders and Related Party Transactions

	A.	Major shareholders	144–145

	B.	Related party transactions	123–124

	C.	Interests of experts and counsel	n/a

8.	Financial Information

	A.	Consolidated Statements and
		Other Financial Information	See Item 17

		Litigation	124

		Dividend Policy	68

	B.	Significant Changes	127

9.	The Offer and Listing

	A.	Offer and listing details – price history of shares	145

	B.	Plan of distribution	n/a

	C.	Markets	145

	D.	Selling shareholders	n/a

	E.	Dilution	n/a

	F.	Expenses of the issue	n/a

Item	Description		Annual Report Page Ref

10.	Additional Information

	A.	Share capital	n/a

	B.	Memorandum and articles of association	146 –148

	C.	Material contracts	151 –152

	D.	Exchange controls	149

	E.	Taxation	150 –151

	F.	Dividends and paying agents	n/a

	G.	Statement by experts	n/a

	H.	Documents on display	157

	I.	Subsidiary Information	n/a

11.	Quantitative and Qualitative Disclosures About Market Risk		62, 99 –108

12.	Description of Securities Other than Equity Securities		n/a

13.	Defaults, Dividend Arrearages and Delinquencies		n/a

14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a

15.	Controls and Procedures		41–42, 74

16A.	Audit committee financial expert		42

16B.	Code of Ethics		38, 43

16C.	Principal Accountant Fees and Services		42, 133

16D.	Exemptions from the Listing Standards for Audit Committees		n/a

16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		116

17.	Financial Statements		n/a

	Report of the auditors		74

	Consolidated income statement for each of the three years in the period ended 31 December 2006		75

	Consolidated statement of recognized income and expense for the three years in the period ended 31 December 2006		75

	Consolidated balance sheet at 31 December 2006, 2005 and 2004		76

	Consolidated cash flow statement for each of the three years in the period ended 31 December 2006		77

	Accounting policies		78 –82

	Notes to the financial statements		83 –128

	Summary of differences between IFRS (as adopted by the EU) and US GAAP and related notes		129 –133

18.	Financial Statements		n/a

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

156	Glossary

Term used in annual report	US equivalent or brief description

Allotted	Issued

Associates	Affiliates accounted for under the equity method

Business segment	Industry segment

Called up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Combined Code	A set of corporate governance principles and detailed codes of practice

Destination (of revenue)	The geographical area to which goods or services are supplied

Finance income	Interest income

Freehold	Ownership with absolute rights in perpetuity

Origin (of revenue)	The geographical area from which goods or services are supplied to a third party or another geographical area

Profit	Income

Profit for the year attributable to the equity holders of the parent	Net income

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Shares in issue	Shares outstanding

Share premium	Additional paid-in capital or paid-in surplus (not distributable)

Trade payables	Accounts payable

Trade receivables	Accounts receivable

Reuters Group PLC Annual Report and Form 20-F 2006

Back to Contents

Financial diary and Where to find us	Information	157

Financial diary for 2007	Where to find us

Thursday 1 March
Results for full year 2006 announced

Wednesday 14 March
Ordinary shares and ADSs go ex-dividend

Wednesday 25 April
First quarter trading statement issued

Thursday 26 April
Annual General Meeting
Time: 11:30 am
Venue: The Reuters Building,
South Colonnade, Canary Wharf,
London E14 5EP

Thursday 3 May
Final dividend for 2006 payable to ordinary shareholders on the register as at 16 March 2007

Thursday 10 May
Final dividend payable to ADS holders on the record as at 16 March 2007

Tuesday 31 July
Results for first six months of 2007 announced

Wednesday 8 August
Ordinary shares and ADSs go ex-dividend

Wednesday 5 September
Interim dividend for 2007 payable to ordinary shareholders on the register as at 10 August 2007

Wednesday 12 September
Interim dividend payable to ADS holders on the record as at 10 August 2007

Thursday 25 October
Third quarter trading statement issued

Corporate headquarters
The Reuters Building
South Colonnade
Canary Wharf
London E14 5EP
Tel: +44 (0)20 7250 1122
Registered in England
No: 3296375
Corporate website: about.reuters.com

Investor queries
Miriam McKay
Tel: +44 (0)20 7542 7057
Fax: +44 (0)20 7542 4661
Email: miriam.mckay@reuters.com

Media queries
Ed Williams
Tel: +44 (0)20 7542 6005
Fax: +44 (0)20 7542 4835
Email: ed.williams@reuters.com

Registrar/Depositary
For dividend queries, duplicate mailings and change of address

Ordinary shares
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA, UK
Tel: 0870 600 3970
(for callers within the UK)
Tel: +44 121 415 7047
(for callers outside the UK)
Fax: +44 (0)1903 833 482
Website: shareview.co.uk

American Depositary Shares
Deutsche Bank ADR Service Center
c/o Mellon Investor Services
480 Washington Boulevard
Jersey City
NJ 07310
USA
Tel: +1 866 282 4011
Website: adr.db.com

Electronic copies
The Annual Report and Form 20-F and the Annual Review are available on the internet at about.reuters.com/reports/ar2006

Listings
London Stock Exchange (RTR.L) and Nasdaq (RTRSY.O)

Options on ordinary shares are traded on Euronext Liffe. Futures contracts on ordinary shares are traded on the Euronext Liffe Universal Stock Futures market. The American Stock Exchange in New York lists options on American Depositary Shares of Reuters.

Corporate brokers
Citigroup and JPMorgan Cazenove Limited

Financial PR
Brunswick Group Limited

The cover of this report is printed on Era Silk which contains 50% recycled and de-inked pulp from post consumer waste. The remaining 50% is made up of FSC certified material manufactured from genuine virgin pulp from certified sustainable forests. The text pages of this report are printed on Take 2 Offset which contains 100% recycled de-inked pulp from post consumer waste.

Printed by CTD an FSC and ISO 14001 certified printer. Designed and produced by salterbaxter

Cover caption: Canadian women’s team race at speedskating World Cup in Berlin, Germany. (Photographer: Tobias Schwarz)

Trade marks
Reuters, the sphere logo and Reuters product names referred to in this review are trade marks or registered trade marks of the Group around the world. Other trade marks of third parties are used in this report for the purpose of identification only.

Reuters Group PLC Annual Report and Form 20-F 2006

Item 19 Exhibits

Exhibit Index

1.1** Memorandum and Articles of Association of Reuters Group PLC

2.1 Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Deutsche Bank Trust Company Americas (in substitution for Morgan Guaranty Trust Company of New York), as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997), as supplemented by the Supplemental Agreement to Deposit Agreement, dated as of 16 December 2005 (incorporated by reference to Exhibit (a)(2) to the Registration Statement on Form F-6 filed by Reuters Group PLC on December 9, 2005)

4.1*** Network Services Agreement, dated as of March 9, 2005 (“NSA”), by and between Reuters Limited and British Telecommunications plc, inter alia, as amended by side letters dated 29 April 2005 and 31 May 2005, and amendments dated 31 May 2005, 6 December 2005, 17 August 2005, and 23 February 2006 (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.1.1+ Amendments to NSA, dated 31 March 2006 and 19 December 2006 (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.2*** Share Purchase Agreement, dated as of March 9, 2005, by and between Reuters Limited and British Telecommunications plc, inter alia, as amended by Amendment Agreements dated 29 April 2005 and 26 May 2005 respectively (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.3+ Funding Agreement for the Reuters Pension Fund dated 23 May 2006 among Reuters Limited, the Managing Committee of Reuters Pension Fund, and Reuters Pension Fund Limited

4.5* Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

4.5.1* Amended and Restated Note Agency Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank, N.A. (as Issue Agent and Principal Paying Agent) and Dexia Banque Internationale a Luxembourg S.A. (as Paying Agent)

4.5.2* Dealer Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank International plc (as Arranger) and the various Dealers named therein

4.6+ Amended and Restated Programme Agreement dated 9 June 2006 among Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and the various Initial Dealers named therein relating to the June 2006 update of the £1,000,000,000 Euro Medium Term Note Programme

4.6.1+ Amended and Restated Trust Deed dated 9 June 2006 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and Citicorp Trustee Company Limited (as Trustee) relating to the £1,000,000,000 Euro Medium Term Note Programme

4.6.2+ Amended and Restated Agency Agreement dated 9 June 2006 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer), Citibank, N.A. (as Agent), Citibank Global Capital Markets Deutschland AG & Co. KGaA (as Paying Agent) and Citicorp Trustee Company Limited (as Trustee) relating to the £1,000,000,000 Euro Medium Term Note Programme

4.6.3* Pricing Supplement dated 17 November 2003 relating to the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.4* Form of Permanent Global Note in respect of the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.5* Pricing Supplement dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.6* Permanent Global Note dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.7+ Final Terms dated 24 November 2006 relating to Reuters Group PLC Issue of €250,000,000 Floating Rate Notes due November 2008 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.8+ Subscription Agreement dated 24 November 2006 between Reuters Group PLC and Citigroup Global Markets Limited and UBS Limited (as Lead Managers) relating to €250,000,000 Floating Rate Notes due November 2008 under the £1,000,000,000 Euro Medium Term Note Programme

4.7+ £680,000,000 Multicurrency Revolving Facility Agreement, dated 26 October 2006, among Reuters Group PLC, the financial institutions listed therein and HSBC Bank Plc, as agent

4.8** Acquisition Agreement dated 21 October 2004 among Equant Proton Holdings Limited, Equant N.V., Equant Inc., and Reuters Limited

4.10.1+ Service Agreement of Thomas H. Glocer with Reuters Group PLC dated 9 March 2007

4.10.2+ Service Agreement of David Grigson with Reuters Group PLC dated 5 February 2006

4.10.3+ Service Agreement of Devin Wenig with Reuters Group PLC dated 31 January 2006

4.10.4+ Service Agreement of Devin Wenig with Reuters America LLC 31 January 2006

4.10.5* Engagement Letter of Niall FitzGerald with Reuters Group PLC dated 2 March 2004

4.11*** Rules of the Reuters Group PLC Long-Term Incentive Plan 1997

4.12* Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

4.13      Shareholders Agreement dated May 4, 2006 and amended and restated on July 20, 2006 by and between Reuters Holdings Limited, CME FX Marketplace Inc., FXMarketSpace Limited (f/k/a RCFX Limited), Reuters Group PLC, Reuters Limited, Chicago Mercantile Exchange Holdings Inc. and Chicago Mercantile Exchange Inc. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Chicago Mercantile Exchange Holdings Inc. on 7 August 2006) (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.14      (i) Share Purchase Agreement by and among Reuters Limited, Reuters JV Switzerland, Sarl (“Reuters”), Dow Jones & Company, Inc., DJBI, LLC, and Dow Jones Reuters Business Interactive LLC, a Delaware limited liability company (“Factiva”); (ii) Unit Purchase Agreement by and among Reuters Holdings Limited, Reuters Limited, Reuters JV Switzerland, Sarl, Dow Jones & Company, Inc., DJBI, LLC, Factiva, and Dow Jones Reuters Business Interactive Ltd.; and (iii) Formation and Contribution Agreement by and among Factiva, Reuters Limited, Reuters JV Switzerland, Sarl, Dow Jones & Company, Inc., and DJBI, LLC (incorporated by reference to Exhibits 99.1, 99.2 and 99.3 to the Current Report on Form 8-K/A filed by Dow Jones & Company, Inc. on 24 October 2006)

8.1 List of Subsidiaries – See Note 39 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report

12.1+ Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

12.2+ Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1+ Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350

13.2+ Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350

15+ Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 15 March 2007

+ Filed herewith

* Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 16 March 2004 by Reuters Group PLC with respect to the fiscal year ended 31 December 2003.

** Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 9 March 2005 by Reuters Group PLC with respect to the fiscal year ended 31 December 2004.

*** Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 17 March 2006 by Reuters Group PLC with respect to the fiscal year ended 31 December 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign the annual report on its behalf.

REUTERS GROUP PLC
(Registrant)

Date: 16 March 2007

By: /s/ David Grigson

David Grigson,
CFO

Exhibit Index

1.1** Memorandum and Articles of Association of Reuters Group PLC

2.1 Deposit Agreement, dated 18 February 1998 among Reuters Group PLC, Deutsche Bank Trust Company Americas (in substitution for Morgan Guaranty Trust Company of New York), as depositary, and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by Reuters Group PLC with respect to the fiscal year ended 31 December 1997), as supplemented by the Supplemental Agreement to Deposit Agreement, dated as of 16 December 2005 (incorporated by reference to Exhibit (a)(2) to the Registration Statement on Form F-6 filed by Reuters Group PLC on December 9, 2005)

4.1*** Network Services Agreement, dated as of March 9, 2005 (“NSA”), by and between Reuters Limited and British Telecommunications plc, inter alia, as amended by side letters dated 29 April 2005 and 31 May 2005, and amendments dated 31 May 2005, 6 December 2005, 17 August 2005, and 23 February 2006 (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.1.1+      Amendments to NSA, dated 31 March 2006 and 19 December 2006 (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.2*** Share Purchase Agreement, dated as of March 9, 2005, by and between Reuters Limited and British Telecommunications plc, inter alia, as amended by Amendment Agreements dated 29 April 2005 and 26 May 2005 respectively (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.3+      Funding Agreement for the Reuters Pension Fund dated 23 May 2006 among Reuters Limited, the Managing Committee of Reuters Pension Fund, and Reuters Pension Fund Limited

4.5* Deed of Covenant dated 11 October 2002 made by Reuters Group PLC relating to the £1,500,000,000 Euro-commercial Paper Programme

4.5.1* Amended and Restated Note Agency Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank, N.A. (as Issue Agent and Principal Paying Agent) and Dexia Banque Internationale a Luxembourg S.A. (as Paying Agent)

4.5.2* Dealer Agreement dated 11 October 2002 among Reuters Group PLC (as Issuer), Citibank International plc (as Arranger) and the various Dealers named therein

4.6+ Amended and Restated Programme Agreement dated 9 June 2006 among Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and the various Initial Dealers named therein relating to the June 2006 update of the £1,000,000,000 Euro Medium Term Note Programme

4.6.1+ Amended and Restated Trust Deed dated 9 June 2006 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer) and Citicorp Trustee Company Limited (as Trustee) relating to the £1,000,000,000 Euro Medium Term Note Programme

4.6.2+ Amended and Restated Agency Agreement dated 9 June 2006 between Reuters Group PLC (as Issuer and Guarantor), Reuters Finance PLC (as Issuer), Citibank, N.A. (as Agent), Citibank Global Capital Markets Deutschland AG & Co. KGaA (as Paying Agent) and Citicorp Trustee Company Limited (as Trustee) relating to the £1,000,000,000 Euro Medium Term Note Programme

4.6.3* Pricing Supplement dated 17 November 2003 relating to the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.4* Form of Permanent Global Note in respect of the issue by Reuters Finance PLC of €500,000,000 4.625% Guaranteed Notes due 19 November 2010 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.5* Pricing Supplement dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.6* Permanent Global Note dated 24 March 1999 relating to the issue by Reuters Group PLC of £200,000,000 5.375% Notes due 26 November 2004 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.7+      Final Terms dated 24 November 2006 relating to Reuters Group PLC Issue of €250,000,000 Floating Rate Notes due November 2008 under the £1,000,000,000 Euro Medium Term Note Programme

4.6.8+      Subscription Agreement dated 24 November 2006 between Reuters Group PLC and Citigroup Global Markets Limited and UBS Limited (as Lead Managers) relating to €250,000,000 Floating Rate Notes due November 2008 under the £1,000,000,000 Euro Medium Term Note Programme

4.7+ £680,000,000 Multicurrency Revolving Facility Agreement, dated 26 October 2006, among Reuters Group PLC, the financial institutions listed therein and HSBC Bank Plc, as agent

4.8** Acquisition Agreement dated 21 October 2004 among Equant Proton Holdings Limited, Equant N.V., Equant Inc., and Reuters Limited

4.10.1+ Service Agreement of Thomas H. Glocer with Reuters Group PLC dated 9 March 2007

4.10.2+ Service Agreement of David Grigson with Reuters Group PLC dated 5 February 2006

4.10.3+ Service Agreement of Devin Wenig with Reuters Group PLC dated 31 January 2006

4.10.4+ Service Agreement of Devin Wenig with Reuters America LLC 31 January 2006

4.10.5* Engagement Letter of Niall FitzGerald with Reuters Group PLC dated 2 March 2004

4.11*** Rules of the Reuters Group PLC Long-Term Incentive Plan 1997

4.12* Rules of the Reuters Group PLC Discretionary Stock Option Plan, as amended

4.13      Shareholders Agreement dated May 4, 2006 and amended and restated on July 20, 2006 by and between Reuters Holdings Limited, CME FX Marketplace Inc., FXMarketSpace Limited (f/k/a RCFX Limited), Reuters Group PLC, Reuters Limited, Chicago Mercantile Exchange Holdings Inc. and Chicago Mercantile Exchange Inc. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Chicago Mercantile Exchange Holdings Inc. on 7 August 2006) (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

4.14      (i) Share Purchase Agreement by and among Reuters Limited, Reuters JV Switzerland, Sarl (“Reuters”), Dow Jones & Company, Inc., DJBI, LLC, and Dow Jones Reuters Business Interactive LLC, a Delaware limited liability company (“Factiva”); (ii) Unit Purchase Agreement by and among Reuters Holdings Limited, Reuters Limited, Reuters JV Switzerland, Sarl, Dow Jones & Company, Inc., DJBI, LLC, Factiva, and Dow Jones Reuters Business Interactive Ltd.; and (iii) Formation and Contribution Agreement by and among Factiva, Reuters Limited, Reuters JV Switzerland, Sarl, Dow Jones & Company, Inc., and DJBI, LLC (incorporated by reference to Exhibits 99.1, 99.2 and 99.3 to the Current Report on Form 8-K/A filed by Dow Jones & Company, Inc. on 24 October 2006)

8.1 List of Subsidiaries – See Note 39 of the Notes to the Consolidated Financial Statements of Reuters Group PLC contained in the Annual Report

12.1+ Certification of Thomas H. Glocer filed pursuant to 17 CFR 240.13a-14(a)

12.2+ Certification of David J. Grigson filed pursuant to 17 CFR 240.13a-14(a)

13.1+ Certification of Thomas H. Glocer furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350

13.2+ Certification of David J. Grigson furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. §1350

15+ Consent of PricewaterhouseCoopers for incorporation by reference in the Registration Statements on Form S-8 of Reuters Group PLC of their report dated 15 March 2007

+ Filed herewith

* Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 16 March 2004 by Reuters Group PLC with respect to the fiscal year ended 31 December 2003.

** Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 9 March 2005 by Reuters Group PLC with respect to the fiscal year ended 31 December 2004.

*** Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 20-F filed on 17 March 2006 by Reuters Group PLC with respect to the fiscal year ended 31 December 2005.