Form 20-F
period 2007-12-31
THOMSON REUTERS PLC /ADR/
filed 2008-04-17
CIK 1056084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 333-08354
THOMSON REUTERS PLC
(Exact name of Registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
3 Times Square
New York, New York 10036
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares of £10 each	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.*

Ordinary Shares of £10*
Reuters Founders Share of £1 1
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑     No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐     Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

*	The Registrant issued 194,107,278 Thomson Reuters PLC ordinary shares to Reuters Group PLC shareholders on completion of the Transaction (as defined below). At December 31, 2007, Reuters Group PLC had 1,401,838,175 of its ordinary shares of 25p each outstanding and 1 Reuters Founders Share of £1 outstanding.

EXPLANATORY NOTE
This Annual Report on Form 20-F is filed by Thomson Reuters PLC (the “Company”), as successor issuer to Reuters Group PLC (“Reuters”). On May 15, 2007, The Thomson Corporation (“Thomson”), renamed Thomson Reuters Corporation as of April 17, 2008, and Reuters entered into a definitive agreement (the “Implementation Agreement”) under which Thomson agreed to acquire Reuters by implementing the DLC structure (the “Transaction”). On April 17, 2008, the Transaction closed and took effect. The ordinary shares of Thomson Reuters PLC, as the successor issuer to Reuters, have been deemed to be registered under Section 12(b) of the US Exchange Act by operation of Rule 12g-3(c).
Prior to the closing of the Transaction on April 17, 2008, Reuters did not file an Annual Report on Form 20-F with respect to its fiscal year ended December 31, 2007. This Annual Report on Form 20-F contains information that would have been filed by Reuters had the Transaction not been consummated, supplemented with historical information regarding Thomson as well as information regarding Thomson Reuters. In this Annual Report on Form 20-F, “Thomson Reuters” refers collectively to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operating as a unified group pursuant to the DLC structure. “We” and “our” refers to Thomson Reuters; except that in any item in which information relating to Thomson or Reuters prior to the closing of the Transaction on April 17, 2008 is presented, “we” and “our” refers to Thomson or Reuters as the context so requires.
Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed — Thomson Reuters Corporation and Thomson Reuters PLC. Thomson Reuters Corporation’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Thomson Reuters PLC’s ordinary shares are listed on the London Stock Exchange as of April 17, 2008, and its American Depositary Shares, each representing six Thomson Reuters PLC ordinary shares, are listed on the Nasdaq Global Select Market. We operate as a unified group pursuant to contractual arrangements as well as provisions in our organizational documents. Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare and media markets.
Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. As before the Transaction, Thomson Reuters Corporation is a reporting issuer (or has equivalent status) in each of the Canadian provinces and is subject to continuous disclosure obligations under the securities legislation of each province. It also continues to be subject to the information requirements of the US Exchange Act and, accordingly, files or furnishes reports and other information with the SEC. Thomson Reuters PLC has its primary listing on the Official List of the UKLA and is subject to the Listing Rules and the Disclosure and Transparency Rules applicable to companies with a primary listing on the LSE. Similar to Thomson Reuters Corporation, Thomson Reuters PLC is subject to the information requirements of the US Exchange Act. To the extent permitted under applicable laws, Thomson Reuters Corporation and Thomson Reuters PLC will file or furnish all disclosure documents and any reports, statements or other information with the Canadian securities regulators, the UK Financial Services Authority and the SEC on a joint basis.
The primary financial statements for Thomson Reuters shareholders are the consolidated financial statements of Thomson Reuters Corporation. Those statements, which will account for Thomson Reuters PLC as a subsidiary, will be presented in accordance with Canadian GAAP and will include a voluntary reconciliation to IFRS and a reconciliation to US GAAP until no longer required by the SEC. Management of Thomson Reuters intends to present Thomson Reuters financial statements in accordance with IFRS as soon as permitted by regulatory authorities in Canada. Thomson Reuters financial statements will be presented in US dollars. For pro forma financial information of Thomson Reuters giving effect to the Transaction, see Item 3A. “Selected Financial Data”.
To effect the Transaction, Reuters was indirectly acquired by Thomson Reuters PLC through a scheme of arrangement under section 425 of the UK Companies Act (the “Reuters Scheme”). Under the Reuters Scheme, all of the issued and outstanding Reuters ordinary shares were cancelled, and Reuters shareholders were entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. Assuming all outstanding Reuters in-the-money share options and other share-based awards are exercised, Thomson will fund cash consideration totaling approximately $ 8.7 billion (based on the $/£ exchange rate of $1.9756/£1 on April 16, 2008 converted at the noon buying rate of the Federal Reserve Bank of New York). As of the closing of the Transaction, one Thomson Reuters PLC ordinary share was equivalent to one Thomson Reuters Corporation common share under the DLC structure.

Thomson shareholders continue to own their existing common shares (now as Thomson Reuters Corporation shares).
Thomson Reuters PLC issued 194,107,278 ordinary shares to Reuters shareholders in connection with the closing of the Transaction. This amount excludes outstanding Reuters in-the-money share options and other share based awards. Based on the issued share capital of Thomson Reuters Corporation and of Thomson Reuters PLC as of April 17, 2008, The Woodbridge Company Limited, an Ontario corporation, and other companies affiliated with it (collectively, “Woodbridge”), has a voting interest in Thomson Reuters of approximately 53% and is the principal and controlling shareholder of Thomson Reuters, other former Thomson shareholders have an interest of approximately 23% and former Reuters shareholders have an interest of approximately 24%.

USE OF CERTAIN TERMS
The following terms have the meanings set out below in this Form 20-F, but not including the Exhibits:
“Acquisition Facility” has the meaning ascribed thereto under Item 4B. “Business Overview — Historical Information about Thomson — Material Contracts”;
“ADS” means an American Depositary Share of Reuters prior to the Effective Date, and an American Depositary Share of the Registrant on and after the Effective Date, each representing six of Thomson Reuters PLC’s ordinary shares and which is listed on the Nasdaq Global Select Market;
“Alternative Proposal” has the meaning ascribed thereto under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Implementation Agreement”;
“Amended Deed of Mutual Covenant” means the deed of mutual covenant entered into on the Effective Date among PA Group Limited, NPA Nominees Limited, Australian Associated Press Pty Limited, New Zealand Press Association Limited, Reuters Founders Share Company, Thomson Reuters PLC, Thomson Reuters Corporation and Reuters, which is summarized under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Amended Deed of Mutual Covenant”;
“Antitrust Conditions” has the meaning ascribed thereto under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Implementation Agreement”;
“Approved Person” means, at any particular time, any person who has been designated as such by Reuters Founders Share Company, in its sole and absolute discretion, for the purposes of the Thomson Reuters Corporation Articles or Thomson Reuters PLC Articles, as the case may be;
“Arrangement Resolution” means the special resolution of Thomson to approve the Thomson Arrangement;
“Audit Committee” means, prior to the Effective Date, the audit committee of the board of directors of Thomson and, following the Effective Date, the audit committee of the Thomson Reuters board;
“Canadian GAAP” means Canadian generally accepted accounting principles;
“certificated” or “in certificated form” means a share or other security which is not in uncertificated form (that is, not in CREST);
“Certificated Share” a share which is recorded in the Register as being held in certificated form;
“Class Rights Actions” has the meaning ascribed thereto under Item 4A. “History and Development of the Company — The Dual Listed Company Structure”;
“Company” means Thomson Reuters PLC;
“Computershare” means Computershare Trust Company of Canada;
“Corporate Governance Committee” means, prior to the Effective Date, the corporate governance committee of the board of directors of Thomson and, following the Effective Date, the corporate governance committee of the Thomson Reuters board;
“CRA” means the Canada Revenue Agency;
“Credit Agreement” has the meaning ascribed thereto under Item 4B. “Business Overview — Historical Information about Thomson — Material Contracts”;

“CREST” means the Relevant System (as defined in the Regulations) in respect of which Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738, is the Operator (as defined in the Regulations);
“Cross-Guarantees” means, collectively, the Thomson Reuters Corporation Guarantee and the Thomson Reuters PLC Guarantee;
“DBRS” means DBRS Limited;
“Deed of Mutual Covenant” refers to the deed of mutual covenant originally made on May 9, 1984 entered into by Reuters and Reuters Founders Share Company and the English, Australian and New Zealand press associations, among other parties;
“Deposit Agreement” has the meaning ascribed thereto under Item 4A. “History and Development of the Company — Stock Exchange Listings and Index Participation”;
“Depositary” means the depositary under the Deposit Agreement, which is currently Deutsche Bank Trust Company Americas, with an address at 60 Wall Street, New York, NY 10005, USA;
“DLC Documents” means, collectively, the Equalization and Governance Agreement, the Special Voting Share Agreements, the Cross-Guarantees, the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-Laws and the Thomson Reuters PLC Articles;
“DLC structure” means the dual listed company structure created by the DLC Documents under which Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operate as a unified group;
“DSUs” has the meaning ascribed thereto under Item 6A. “Directors and Senior Management — Management and Governance of Thomson Reuters — Thomson Reuters Board”;
“Economic Equivalence” has the meaning ascribed thereto under Item 4A. “History and Development of the Company — The Dual Listed Company Structure ”;
“Effective Date” means April 17, 2008;
“English Court” means the High Court of Justice of England and Wales;
“Equalization and Governance Agreement” means the Equalization and Governance Agreement entered into on the Effective Date between Thomson Reuters Corporation and Thomson Reuters PLC, which is summarized under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Equalization and Governance Agreement”;
“Equalization Ratio” means, at any time, the ratio of (i) one to (ii) the number of Thomson Reuters PLC ordinary shares that enjoy equivalent rights to distributions and voting rights in relation to Joint Electorate Actions as one Thomson Reuters Corporation common share at such time, as more particularly described in the Equalization and Governance Agreement (and which shall initially be 1:1);
“Equalization Share” has the meaning ascribed thereto in the Thomson Reuters Corporation Articles;
“Equivalent Distribution” has the meaning ascribed thereto under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Equalization and Governance Agreement”;
“Equivalent Resolution” means, in relation to a resolution of Thomson Reuters Corporation, a resolution of Thomson Reuters PLC that is certified by a duly authorized officer of Thomson Reuters PLC as equivalent in nature and effect to such resolution of Thomson Reuters Corporation; and in relation to a resolution of Thomson Reuters PLC, a resolution of Thomson Reuters Corporation that is certified by a duly authorized officer of Thomson Reuters Corporation as equivalent in nature and effect to such resolution of Thomson Reuters PLC;
“ESOTs” has the meaning ascribed thereto under Item 3A. “Selected Financial Data — Unaudited Canadian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation”;

“EU Merger Regulation” means the Council Regulation (EC) 139/2004, as amended;
“Final Order” means the final order of the Ontario Court approving the Thomson Arrangement, as that order may have been amended by the Ontario Court (with the consent of Thomson) at any time prior to the Effective Date or, if appealed (unless such appeal is withdrawn or denied), as affirmed or amended on appeal;
“Founders Share” means a share in the capital of Reuters, Thomson Reuters PLC or Thomson Reuters Corporation (as the context so requires), which carries special rights as so defined under the constitutional documents of those companies;
“HMRC” means HM Revenue and Customs;
“holder” means a registered holder and includes any person(s) entitled by transmission to be a registered holder;
“HSR Act” means the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
“Human Resources Committee” means, prior to the Effective Date, the human resources committee of the board of directors of Thomson and, following the Effective Date, the human resources committee of the Thomson Reuters board;
“IFRS” means International Financial Reporting Standards, as adopted by the European Union;
“Implementation Agreement” means the Implementation Agreement dated May 15, 2007 between Thomson, Reuters, Woodbridge and Thomson Reuters PLC, as amended;
“Interim Order” means the interim order of the Ontario Court in respect of the Thomson Arrangement;
“ISOs” has the meaning ascribed thereto under Item 6B. “Compensation — Executive Compensation Policies — Equity-Based Compensation Plans”;
“Joint Electorate Actions” has the meaning ascribed thereto under Item 4A. “History and Development of the Company — The Dual Listed Company Structure”;
“LSE” means the London Stock Exchange plc, or any successor thereto;
“Loan Note Option” refers to the alternative whereby (subject to clause 3 of the Reuters Scheme) Reuters shareholders had the option to elect to receive floating rate unsecured loan notes issued by Thomson Reuters PLC in lieu of all or part of the cash consideration to which they would otherwise be entitled under the Reuters Scheme;
“Matching Action” has the meaning ascribed thereto under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Equalization and Governance Agreement”;
“MiFID” means the European Union’s Market in Financial Instruments Directive;
“Moody’s” means Moody’s Investor Services;
“Nasdaq” means the National Association of Security Dealers, Inc. Automated Quotations System, or any successor thereto;
“NYSE” means the New York Stock Exchange, Inc. or any successor thereto;
“OBCA” means the Business Corporations Act (Ontario), as it may be amended from time to time and any successor legislation thereto;
“OBCA Director” means the Director appointed pursuant to section 278 of the OBCA;

“Ontario Court” means the Ontario Superior Court of Justice;
“Overseas Shareholder” refers to a Thomson Reuters PLC shareholder with a registered address outside of the United Kingdom;
“Permitted Bid Acquisition” has the meaning ascribed thereto under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Equalization and Governance Agreement”;
“Press Associations” refers to the English, Australian and New Zealand press associations who are parties to the Deed of Mutual Covenant and the Amended Deed of Mutual Covenant.
“Procedural Resolutions” has the meaning ascribed thereto under Item 4A. “History and Development of the Company — The Dual Listed Company Structure”;
“PRSU” has the meaning ascribed thereto under Item 6B. “Compensation — Executive Compensation Policies — Total Compensation”;
“Qualifying Take-Over Bid” has the meaning ascribed thereto under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Equalization and Governance Agreement”;
“Registrar of Companies” means the Registrar of Companies in England and Wales;
“Register” means, unless the context otherwise requires, the register of shareholders kept pursuant to section 352 of the UK Companies Act and any register maintained by Thomson Reuters PLC of persons holding any renounceable right of allotment of a share;
“Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001/3755);
“Relevant System” means a relevant system, as defined in the Regulations;
“Relevant Terms of Approval” means, in relation to an Approved Person, an agreement or undertaking, if any, entered into by that Approved Person with the holder of the Reuters Founders Share in connection with being designated as an Approved Person;
“Reuters” refers to Reuters Group PLC and its consolidated subsidiaries;
“Reuters Articles” means the memorandum and articles of association of Reuters, as amended;
“Reuters EGM” means the extraordinary general meeting of Reuters shareholders convened for the purpose of considering and, as thought fit, approving the Reuters Scheme, the cancellation of the issued Reuters ordinary shares, the increase in the authorized share capital of Reuters and the application of the reserves arising on the cancellation of ordinary shares, alterations to the Reuters Articles, an authority to the Reuters board of directors pursuant to section 80 of the UK Companies Act, the approval of the waiver of Rule 9 of the UK City Code on Takeovers and Mergers, and various Thomson Reuters compensation plans;
“Reuters Founders Share” means, in relation to Thomson Reuters Corporation, the Reuters Founders Share in the capital of Thomson Reuters Corporation and, in relation to Thomson Reuters PLC, the Reuters Founders Share in the capital of Thomson Reuters PLC;
“Reuters Founders Share Company” means Reuters Founders Share Company Limited;
“Reuters Scheme” has the meaning ascribed thereto under Item 4A. “ History and Development of the Company — Description of the Transaction — Key Terms and Conditions”;
“Reuters Trust Principles” has the meaning ascribed thereto under Item 10C. “Material Contracts — Thomson Reuters — Summaries

of Transaction Documents — Amended Deed of Mutual Covenant — Reuters Trust Principles”;
“Reuters Trust Principles Support Agreement” means the agreement entered into on the Effective Date between Woodbridge and Reuters Founders Share Company, which is summarized under “Item 10C. Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Reuters Trust Principles Support Agreement”;
“Reuters Trustees” refers to the members (who are also the directors) of Reuters Founders Share Company;
“RSUs” has the meaning ascribed thereto under Item 6A. “Directors and Senior Management — Management and Governance of Thomson Reuters — Thomson Reuters Board”;
“S&P” means Standard & Poor’s;
“SARs” has the meaning ascribed thereto under Item 6B. “Compensation — Executive Compensation Policies — Equity-Based Compensation Plans”;
“SAYE plans” means Save-As-You-Earn plans;
“SEC” means the US Securities and Exchange Commission;
“Series II Preference Shares” means Thomson’s series of preference shares designated as Cumulative Redeemable Floating Rate Preference Shares, Series II;
“SIP” has the meaning ascribed thereto under Item 6B. “Compensation — Executive Compensation Policies — Equity-Based Compensation Plans”;
“Special Voting Share” means, in relation to Thomson Reuters Corporation, the Thomson Reuters Corporation Special Voting Share and, in relation to Thomson Reuters PLC, the Thomson Reuters PLC Special Voting Share;
“Special Voting Share Agreement” means the Special Voting Share Agreement entered into on the Effective Date among the Thomson Reuters Corporation Special Voting Share Trustee, the Thomson Reuters PLC Special Voting Share Trustee, Thomson Reuters Corporation and Thomson Reuters PLC, which is summarized under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Special Voting Share Agreements”;
“Special Voting Share Agreements” means the Special Voting Share Agreement, the Thomson Reuters PLC Special Voting Share Trust Deed and the Thomson Reuters Corporation Special Voting Share Trust Deed;
“Take-Over Bid Thresholds” has the meaning ascribed thereto under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Equalization and Governance Agreement”;
“Tax Act (Canada)” means the Income Tax Act (Canada), as amended;
“Thomson” refers to The Thomson Corporation and its consolidated subsidiaries;
“Thomson Arrangement” refers to the arrangement pursuant to section 182 of the OBCA under which Thomson effected the Transaction;
“Thomson Articles of Arrangement” means the articles of arrangement of Thomson in respect of the Thomson Arrangement, filed with the OBCA Director;
“Thomson Reuters” refers collectively to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operating as a unified group pursuant to the DLC structure;
“Thomson Reuters board” has the meaning ascribed thereto under Item 6A. “Directors and Senior Management”;

“Thomson Reuters business” refers to the business operated by Thomson Reuters;
“Thomson Reuters Corporation” refers to The Thomson Corporation and its consolidated subsidiaries following the Transaction;
“Thomson Reuters Corporation Articles” means the amended and restated articles of Thomson filed in connection with the Transaction, which are summarized under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Thomson Reuters Corporation Articles”;
“Thomson Reuters Corporation By-Laws” means the amended and restated by-laws adopted by Thomson in connection with the Transaction, which are summarized under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Thomson Reuters Corporation By-Laws”;
“Thomson Reuters Corporation Entrenched Articles” means the “Entrenched DLC Articles” as defined in the Thomson Reuters Corporation Articles;
“Thomson Reuters Corporation Entrenched Provisions” means the “TR Corporation Entrenched DLC Provisions” as defined in the Thomson Reuters Corporation Articles;
“Thomson Reuters Corporation Guarantee” means the deed of guarantee entered into on the Effective Date between Thomson Reuters Corporation and Thomson Reuters PLC, which is summarized under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Cross-Guarantees”;
“Thomson Reuters Corporation Special Voting Share” means the Special Voting Share in Thomson Reuters Corporation, as more particularly described in the Thomson Reuters Corporation Articles;
“Thomson Reuters Corporation Special Voting Share Trust” means the trust created by the Thomson Reuters Corporation Special Voting Share Trust Deed;
“Thomson Reuters Corporation Special Voting Share Trust Deed” means the deed of trust entered into on the Effective Date between Thomson Reuters Corporation, as settlor, and the Thomson Reuters Corporation Special Voting Share Trustee, which is summarized under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Special Voting Share Agreements”;
“Thomson Reuters Corporation Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the Thomson Reuters Corporation Special Voting Share Trust;
“Thomson Reuters PLC” refers to Thomson Reuters PLC and its consolidated subsidiaries;
“Thomson Reuters PLC Articles” means the memorandum and articles of association of Thomson Reuters PLC, as the same may be amended;
“Thomson Reuters PLC Entrenched Provisions” means the “TR PLC Entrenched DLC Provisions” as defined in the Thomson Reuters PLC Articles;
“Thomson Reuters PLC Guarantee” means the deed of guarantee entered into on the Effective Date between Thomson Reuters PLC and Thomson Reuters Corporation, which is summarized under Item 10C. “Material Contracts — Cross-Guarantees”;
“Thomson Reuters PLC Memorandum” means the memorandum of association of Thomson Reuters PLC, as amended with effect from the Effective Date;
“Thomson Reuters PLC Special Voting Share” means the Special Voting Share in Thomson Reuters PLC, as more particularly described in the Thomson Reuters PLC Articles;

“Thomson Reuters PLC Special Voting Share Trust” means the trust created by Thomson Reuters PLC Special Voting Share Trust Deed;
“Thomson Reuters PLC Special Voting Share Trust Deed” means the deed of trust entered into on the Effective Date between Thomson Reuters Corporation, as settlor, and the Thomson Reuters PLC Special Voting Share Trustee, which is summarized under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Special Voting Share Agreements”;
“Thomson Reuters PLC Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of Thomson Reuters PLC Special Voting Share Trust;
“Transaction” refers to the acquisition of Reuters by Thomson by implementing the DLC structure;
“Transaction Documents” means, collectively, the DLC Documents, the Implementation Agreement, the Amended Deed of Mutual Covenant and the Reuters Trust Principles Support Agreement;
“Triggering Event” has the meaning ascribed thereto under Item 4A. “History and Development of the Company — The Dual Listed Company Structure”;
“TSX” means the Toronto Stock Exchange, or any successor thereto;
“UK” means the United Kingdom;
“UK Companies Act” means the Companies Act 1985 (UK), as amended, and references to the UK Companies Act shall, so far as is applicable, be interpreted in accordance with section 1297 of the Companies Act 2006 (UK);
“UKLA” means the UK Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or any successor thereto;
“uncertificated form” or “in uncertificated form” means a share or other security recorded on the relevant register as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;
“Uncertificated Share” means a share title to which is recorded in the Register as being held in uncertificated form and title to which may, by virtue of the Regulations, be transferred by means of a Relevant System;
“United States” or “US” means the United States of America;
“US dollars”, “US$” or “$” means the lawful currency of the United States;
“US Exchange Act” means the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
“US GAAP” means US generally accepted accounting principles;
“US Holder” has the meaning ascribed thereto under Item 10E. “Taxation — Taxation Information for US shareholders”;
“US Tax Code” means the US Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder; and
“Woodbridge” means The Woodbridge Company Limited, an Ontario corporation, and, unless the context otherwise requires, includes other companies affiliated with it.

FORWARD LOOKING STATEMENTS
Certain statements contained and incorporated by reference in this Form 20-F constitute “forward-looking statements”. When used in this Form 20-F or the documents incorporated by reference herein, the words “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “may”, ‘should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect expectations, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:
•	in relation to the Transaction and the DLC structure:
-	failure to achieve benefits from the Transaction to the extent, or within the time period currently expected, which could eliminate, reduce or delay the achievement of synergies expected to be generated by the Transaction;

-	failure to maximize the growth potential of, or deliver greater value for, Thomson Reuters beyond the level that either Thomson or Reuters could have achieved on its own;

-	the relationship of the value of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares to the economic performance of Thomson Reuters;

-	differences in the trading prices of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares;

-	adverse effects of changes to legislation and regulations on the DLC structure;

-	risks and costs not associated with more common acquisition structures;

-	exposure of each of Thomson Reuters Corporation and Thomson Reuters PLC to the credit risk of the other;

-	changes in the tax residence of Thomson Reuters Corporation; or Thomson Reuters PLC:

-	classification of Thomson Reuters PLC as a passive foreign investment company under US federal income tax laws;

-	failure of US shareholders to qualify for special reduced withholding rates on payments of future dividends from Thomson Reuters PLC;

-	ability of Reuters Founders Share Company to affect Thomson Reuters governance and management;

-	prevention or discouragement of take-over bids because of provisions in the DLC Documents;

-	different laws and regulations governing the rights and privileges of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders;
•	changes in the general economy;

•	actions of competitors;

•	changes to legislation and regulations;

•	increased accessibility to free or relatively inexpensive information sources;

•	failure to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•	failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets;

•	failure of electronic delivery systems, network systems or the Internet;

•	detrimental reliance on third parties for information;

•	failure to meet the challenges involved in the expansion of international operations;

•	failure to realize the anticipated cost savings and operating efficiencies from the THOMSONplus initiative, the Reuters Core Plus program and other cost-saving initiatives, including those designed to make Thomson Reuters a more integrated group;

•	failure to protect the reputation of Thomson Reuters;

•	impairment of goodwill and identifiable intangible assets;

•	failure of significant investments in technology to increase revenues or decrease operating costs;

•	increased self-sufficiency of customers;

•	inadequate protection of intellectual property rights;

•	downgrading of credit ratings or adverse conditions in the credit markets;

•	threat of legal actions and claims;

•	changes in foreign currency exchange and interest rates;

•	failure to recruit and retain high quality management and key employees;

•	effect of factors outside the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and

•	actions or potential actions that could be taken by Woodbridge.
These factors and other risk factors relating to the DLC structure, including those under Item 3D. “Risk Factors”, represent risks our management believes are material. Other factors not presently known to us or that we presently believe are not material, could also cause actual results to differ materially from those expressed in the forward-looking statements contained and incorporated by reference herein. Accordingly, undue reliance should not be placed on these forward-looking statements. We do not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this Form 20-F, whether as a result of new information, future events or otherwise, except as required by law, rule or regulation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3A.	Selected Financial Data
Unaudited Canadian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation
Set out below are unaudited pro forma consolidated financial statements of Thomson Reuters Corporation which have been compiled from underlying financial statements prepared in accordance with Canadian GAAP as applied by Thomson to illustrate the effect of the Transaction. Unaudited pro forma consolidated financial statements for Thomson Reuters Corporation are presented because, following the completion of the Transaction, the primary financial statements for shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC will be the consolidated financial statements for Thomson Reuters Corporation, accounting for Thomson Reuters PLC as a subsidiary.
The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2007 has been prepared as if the Transaction had occurred on January 1, 2007. The unaudited pro forma consolidated balance sheet as at December 31, 2007 has been prepared as if the Transaction had occurred on that date, being adjusted to reflect the effect of the resumption of Reuters share buy-back program for the period from January 1, 2008 to February 19, 2008, and from March 10, 2008 to April 9, 2008. Thomson Reuters Corporation is considered to be the acquiror and Thomson Reuters PLC is considered to be the acquiree.
The unaudited pro forma consolidated financial statements:
•	have been prepared for illustrative purposes only, and because of their nature, address a hypothetical situation and, therefore do not represent Thomson Reuters Corporation’s actual financial position or results;

•	do not purport to represent what the consolidated results of operations actually would have been if the Transaction had occurred on January 1, 2007 or what those results will be for any future periods or what the consolidated balance sheet would have been if the Transaction had occurred on December 31, 2007. The pro forma adjustments are based on information current as at April 16, 2008 (being the latest practicable date prior to the publication of this Form 20-F); and

•	have not been adjusted to reflect any matters not directly attributable to implementing the Transaction. No adjustment, therefore, has been made for actions which may be taken once the Transaction is complete, such as any integration plans of Thomson Reuters.
The unaudited pro forma consolidated financial statements have been compiled from the following sources:
•	Financial information on Thomson as at and for the year ended December 31, 2007 has been extracted without material adjustment from Thomson’s audited consolidated financial statements set out in Exhibit 99.2 filed as part of this Annual Report on Form 20-F.

•	Canadian GAAP and US GAAP financial information on Reuters as at and for the year ended December 31, 2007 has been extracted without material adjustment, except for currency translation as noted below, from (a) the Reuters unaudited reconciliations summarizing the material differences between IFRS as applied by Reuters and Canadian GAAP as applied by Thomson and (b) the Reuters unaudited reconciliations summarizing the material differences between Canadian GAAP as applied by Thomson and US GAAP set out in Note 7 “ Reconciliation to Canadian GAAP as applied by The Thomson Corporation” below and Note 6 “Pro Forma Summary of Differences Between Canadian GAAP and US GAAP” below, respectively.

•	The Reuters figures have been translated from £ to $ using average exchange rates applicable during the period presented for the unaudited pro forma consolidated statement of earnings and the period end exchange rate for the unaudited pro forma consolidated balance sheet.

		$/£1

December 31, 2007	Average Spot Rate	2.0016
December 31, 2007	Period End Rate	1.9843
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the year ended December 31, 2007

						Pro forma
		Pro forma adjustments				Thomson
(in millions of US dollars, except common share amounts)	Thomson	Reuters	Other	Note		Reuters

Revenues	7,296	5,232	(86)	3(b	)	12,442
Cost of sales, selling, marketing, general and administrative expenses	(5,275)	(4,678)	431	3(c), 3(d), 3(e), 3(f	)	(9,522)
Depreciation	(468)	(280)	(57)	3(e	)	(805)
Amortization	(256)	(88)	(297)	3(e	)	(641)

Operating profit	1,297	186	(9)			1,474
Net other income (expense)	(34)	162	—			128
Net interest expense and other financing costs	(12)	(172)	(243)	3(g	)	(427)
Income tax expense	(155)	(28)	73	3(h	)	(110)

Earnings from continuing operations	1,096	148	(179)			1,065

Basic earnings per common share from continuing operations	$1.70					$1.26

Diluted earnings per common share from continuing operations	$1.69					$1.26

The pro forma information in the table above should be read in conjunction with the consolidated statement of earnings for the years ended December 31, 2007 and 2006 in Thomson’s audited consolidated financial statements for the year ended December 31, 2007, set out in Exhibit 99.2 filed as part of this Annual Report on Form 20-F, and with Annex A-3, consolidated income statement for the years ended December 31, 2007, 2006 and 2005 in Reuters audited financial statements for the year ended December 31, 2007.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As at December 31, 2007

					Pro forma
		Pro forma adjustments			Thomson
(in millions of US dollars)	Thomson	Reuters	Other	Note	Reuters

Assets
Cash and cash equivalents	7,497	510	(4,041)	3(a)(i)	3,966
Accounts receivable, net of allowances	1,565	234	—		1,799
Prepaid expenses and other current assets	508	384	(18)	3(a)ii, 3(a)(iii)	874
Deferred income taxes	104	236	—		340
Current assets of discontinued operations	4	—	—		4

Current assets	9,678	1,364	(4,059)		6,983
Computer hardware and other property, net	731	933	221	3(a)(iii)	1,885
Computer software, net	721	77	1,023	3(a)(iii)	1,821
Identifiable intangible assets, net	3,438	534	4,866	3(a)(iii)	8,838
Goodwill	6,935	810	(810)	3(a)(iii)	6,935
Unallocated purchase price	—	—	12,530	3(a)(iii)	12,530
Other non-current assets	1,322	762	406	3(a)(iii)	2,490
Deferred income taxes	—	331	—		331
Non-current assets of discontinued operations	6	—	—		6

Total assets	22,831	4,811	14,177		41,819

					Pro forma
		Pro forma adjustments			Thomson
	Thomson	Reuters	Other	Note	Reuters

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness	183	155	4,939	3(a)(i)	5,277
Accounts payable and accruals	1,532	1,579	87	3(a)(ii), 3(a)(iii)	3,198
Deferred revenue	1,108	73	(7)	3(a)(iii)	1,174
Current portion of long-term debt	412	365	—		777
Current liabilities of discontinued operations	4	—	—		4

Current liabilities	3,239	2,172	5,019		10,430
Long-term debt	4,264	864	—		5,128
Other non-current liabilities	783	260	52	3(a)(iii)	1,095
Deferred income taxes	974	389	1,802	3(a)(iii)	3,165

Total liabilities	9,260	3,685	6,873		19,818

Shareholders’ equity
Capital	2,932	1,070	7,360	3(a)(i)	11,362
Retained earnings	10,355	3,368	(3,368)	3(a)(i)	10,355
Accumulated other comprehensive income	284	(3,312)	3,312	3(a)(i)	284

Total shareholders’ equity	13,571	1,126	7,304		22,001

Total liabilities and shareholders’ equity	22,831	4,811	14,177		41,819
The pro forma information in the table above should be read in conjunction with the consolidated balance sheets as of December 31, 2007 and 2006 in Thomson’s audited financial statements for the year ended December 31, 2007, set out in Exhibit 99.2 filed as part of this Annual Report on Form 20-F, and with Annex A-5, consolidated balance sheet as of December 31, 2007, 2006 and 2005 in Reuters audited financial statements for the year ended December 31, 2007.
Notes:
1. BASIS OF PRESENTATION
The unaudited pro forma consolidated financial statements have been compiled from underlying financial statements prepared in accordance with Canadian GAAP as applied by Thomson and reflect the Transaction to create a unified group known as Thomson Reuters.
The unaudited pro forma consolidated financial statements should be read in conjunction with the underlying financial information from which they were extracted without material adjustment: (a) the audited consolidated financial statements of Thomson as at and for the year ended

December 31, 2007 prepared in accordance with Canadian GAAP; (b) the Reuters unaudited reconciliations summarizing the material differences between IFRS as applied by Reuters and Canadian GAAP, as applied by Thomson as at and for the year ended December 31, 2007; and (c) the Reuters unaudited reconciliations summarizing the material differences between Canadian GAAP as applied by Thomson, and US GAAP, as at and for the year ended December 31, 2007.
The underlying financial information of Thomson is included in Thomson’s audited consolidated financial statements for the year ended December 31, 2007, set out in Exhibit 99.2 filed as part of this Annual Report on Form 20-F. The underlying audited IFRS financial information of Reuters is included in Annexes A-1 to A-8 of this Form 20-F, Reuters audited financial statements for the year ended December 31, 2007. See Note 7 and Note 8 in these pro forma financial statements for the reconciliations referred to in (b) and (c) in the above paragragh, respectively.
The Transaction has been treated as an acquisition, with Thomson as the acquiror and Reuters as the acquiree, assuming that the acquisition had been completed on January 1, 2007 for the unaudited pro forma consolidated statement of earnings and on December 31, 2007 for the unaudited pro forma consolidated balance sheet.
The unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results which would have actually resulted had the Transaction been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained in the future. No account has been taken of the trading activity or other transactions of Thomson or Reuters for the period since December 31, 2007, except for the Reuters share buy-back program explained in Note 3 “Pro Forma Adjustments” below.
Other than share numbers, monetary amounts, unless otherwise stated, are presented in millions of US dollars.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited pro forma consolidated financial statements have been compiled in a manner consistent with the accounting policies adopted by Thomson. These accounting polices differ in certain respects from those of Reuters. The adjustments made to reconcile Reuters financial information are described in the reconciliations summarizing the material differences between IFRS and Canadian GAAP as applied by Thomson set out in Note 7 “Reconciliation to Canadian GAAP as applied by The Thomson Corporation” below.
The Reuters balances have been translated from £ to $ using average exchange rates applicable during the periods presented for the unaudited pro forma consolidated statement of earnings and the period end exchange rate for the unaudited pro forma consolidated balance sheet.
3. PRO FORMA ADJUSTMENTS
The acquisition is accounted for using the purchase method of accounting, whereby Reuters assets and liabilities are revalued to their fair value and its shareholders’ equity is eliminated. Thomson’s assets and liabilities are not revalued. The pro forma adjustments reflect Thomson’s acquisition of 100% of Reuters net assets at their estimated fair values as of December 31, 2007.
(a)	Estimated purchase consideration and related excess purchase consideration over fair value of net assets acquired are as follows:

(US$ millions)
Estimated Purchase Consideration		Notes

Ordinary shares, Thomson Reuters PLC	8,430	(i	)
Cash	8,657	(i	)
Transaction costs	135	(ii	)

Estimated purchase consideration	17,222
Less: fair value of net (assets) liabilities acquired	1,808

Excess of purchase consideration over fair value of net assets acquired	19,030

(i)	To effect the Transaction, Reuters was acquired by a subsidiary of Thomson Reuters PLC, through the Reuters Scheme in which each holder of one Reuters ordinary share was entitled to 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. Under the terms of the agreement:
•	Thomson funded the cash consideration; and

•	on closing, one Thomson Reuters PLC ordinary share was equivalent to one Thomson Reuters Corporation common share under the DLC structure.
The ordinary share portion of the estimated purchase consideration was calculated using a price of $42.38 for each Thomson common share based on the average of the quoted closing market price of Thomson common shares on the NYSE beginning two days before and ending two days after May 15, 2007, the date the Transaction was announced and agreed to by the boards of directors of Thomson and Reuters. The number of Thomson Reuters PLC ordinary shares expected to be issued on completion of the Transaction was 198.9 million, and reflects Reuters employee share-based awards that vested and that were expected to be exercised on completion of the Transaction. The underlying number of Reuters ordinary shares deemed acquired was measured as of April 16, 2008 and therefore, reflects the share buy-back program activity described in this note below. The estimated purchase consideration calculation assumes that options having an exercise price below the aggregate value of the cash and share consideration offered are exercised, while those options having an exercise price above the aggregate value of the cash and share consideration offer are not exercised.
On December 13, 2007, Reuters announced the resumption of its share buy-back program. During the period from January 1, 2008 to February 19, 2008 and from March 10, 2008 to April 9, 2008 (the “buy-back period”), Reuters repurchased 45 million shares for cancellation for total consideration of $535 million under this program. The effect of this program is reflected in the unaudited pro forma consolidated financial statements as it is a material subsequent event affecting the Reuters ordinary shares subject to this Transaction. For information with respect to Reuters share buy-back program, see Item 5A. “Operating Results — Reuters Information — Supporting Financial Information — Pending Transactions and Post Balance Sheet Events.” Amounts have been translated from £ to $ using average exchange rates applicable during the buy-back period.
The cash portion of the estimated purchase consideration, payable in British pounds sterling, was translated based on an exchange rate of £: $1.9756 on April 16, 2008, being the latest practicable date prior to publication of this Form 20-F. Funding came from Thomson’s available cash and available credit facilities.
Reuters Group PLC ordinary shares held by Reuters Employee Share Ownership Trusts (“ESOTs”) did not participate in the Transaction in the same manner as all other Reuters Group PLC ordinary shares. The ESOTs are used to fulfill certain employee share award programs and accordingly all the shares held in these trusts were assumed to be released to employees on exercise of share options as a consequence of the Transaction. Reuters has developed a plan for the orderly distribution of ordinary shares held by ESOTs, therefore, it was appropriate to reflect the release of these shares. The ESOTs owned approximately 12.4 million ordinary shares of Reuters at April 16, 2008.
Adjustments are recorded to reflect:
•	Disbursement of $535 million by Reuters to repurchase its ordinary shares during the period from January 1, 2008 to February 19, 2008 and from March 10, 2008 to April 9, 2008;

•	Disbursement of $8,657 million in cash by Thomson being funded by $3,718 million in available cash and $4,939 million drawn from Thomson’s credit facilities;

•	The effect of $212 million in cash received by Reuters relating to exercise of Reuters share-based employee awards;

•	Equity of $8,430 million attributable to the issuance of 198.9 million Thomson Reuters PLC ordinary shares; and

•	Elimination of Reuters historical shareholders’ equity balances in capital of $1,070 million, retained earnings of $3,368 million and accumulated other comprehensive income of ($3,312) million.
(ii)	Transaction costs represent Thomson’s estimated direct costs of carrying out the Transaction that may be capitalized as part of the overall consideration.
•	An adjustment of $52 million has been made to reclassify this amount out of current assets and treat it as part of unallocated purchase price.

•	Of the $135 million in total Transaction costs, $83 million had not been incurred as at December 31, 2007 and, accordingly, an adjustment has been made to increase accounts payable and accruals as if those charges had occurred.
The following tables summarize the adjustments to cash, accounts payable and accruals, and capital as a result of the items discussed in Notes 3(a)(i) and 3(a)(ii) above. (In addition, unfavorable leases, described more completely below are included for complete reconciliation of accounts payable and accruals adjustments):

(US$ millions)
Cash adjustment

Cash funding	(8,657)
Funding provided by credit facilities	4,939

Funding from available cash	(3,718)
Cash used by Reuters for share buy-back program	(535)
Cash received by Reuters relating to exercise of share-based employee awards	212

Cash adjustment	(4,041)

Accounts payable and accruals adjustment

Transaction costs accrual	83
Current portion of unfavorable leases	4

Accounts payable and accruals adjustment	87

Capital

Issuance of new shares	8,430
Less: elimination of Reuters capital	(1,070)

Capital adjustment	7,360

The following table summarizes total Transaction costs referred to in the estimated purchase consideration table in Note 3(a) above:

(US$ millions)
Transaction costs

Reclassified from prepaid and other current assets	52
Transaction costs accrual	83

Transaction costs	135
(iii)	Pro forma purchase price allocation

	As at December 31, 2007
			Pro forma
			Purchase
	Reuters	Fair Value	Price
(US$ millions)	Book Value	Increment	Allocation

Assets
Cash and cash equivalents	187	—	187
Accounts receivable, net of allowances	234	—	234
Prepaid expenses and other current assets	384	34	418
Deferred income taxes	236	—	236

Current assets	1,041	34	1,075
Computer hardware and other property, net	933	221	1,154
Computer software, net	77	1,023	1,100
Identified intangible assets, net	534	4,866	5,400
Goodwill	810	(810)	—
Unallocated purchase price	—	12,530	12,530
Other non-current assets	762	406	1,168
Deferred income taxes	331	—	331

Total assets	4,488	18,270	22,758

Liabilities
Short-term indebtedness	155	—	155
Accounts payable and accruals	1,579	4	1,583
Deferred revenue	73	(7)	66
Current portion of long-term debt	365	—	365

Current liabilities	2,172	(3)	2,169

	As at December 31, 2007
			Pro forma
			Purchase
	Reuters	Fair Value	Price
(US$ millions)	Book Value	Increment	Allocation

Long term debt	864	—	864
Other non-current liabilities	260	52	312
Deferred income taxes	389	1,802	2,191

Total liabilities	3,685	1,851	5,536

Total net assets acquired	803	16,419	17,222
The allocation of purchase price to net assets is based upon preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of the acquisition and may differ materially from the amounts disclosed above in the pro forma purchase price allocation as further analysis is conducted after the Transaction is complete. Changes in fair values of the assets and liabilities between December 31, 2007 and the date of the acquisition may result in additional material differences from the estimates presented above. The actual allocation of purchase price may result in different adjustments being expensed in the statement of earnings.
Cash and cash equivalents book value amounts reflect Reuters share buy-back program and exercise of share-based employee awards as described in the following table.

				Book value after
	As at			share buy-back and
	December 31,	Share buy-back	Exercise of	exercise of
(US$ millions)	2007	program	share-based awards	share-based awards

Reuters reconciliation of selected book values
Cash and cash equivalents	510	(535)	212	187
To the extent that the unallocated purchase price is not allocated to the assets acquired and liabilities assumed in the final purchase price allocation, the balance will represent goodwill.
The amounts indicated as fair value increments were recorded as pro forma adjustments. These adjustments represent the net effect of eliminating the unamortized historical book values and resetting balances to their estimated fair values.
•	An adjustment of $221 million was recorded to increase the carrying value of real property and buildings.

•	An adjustment of ($7) million was recorded to reduce the carrying value of Reuters deferred revenue to $66 million, which represents an estimate of the fair value of the obligation assumed.

•	A net adjustment of $384 million was recorded to reflect the estimated fair value increment of favorable and unfavorable leases. The following table details the fair value increment.

(US$ millions)	Fair Value Increment

Prepaid expenses and other current assets	34
Other non-current assets	406
Less: Accounts payable and accruals	4
Less: Other non-current liabilities	52

Total	384
•	Deferred income taxes attributed to the fair value increments, described above and in section (iv) that follows immediately below, were $1,802 million.

(iv)	Preliminary estimates of the fair value of identified intangible assets and developed technology and their respective estimated useful lives as at December 31, 2007 are summarized in the following table.

(US$ millions)	Estimated Fair Value	Estimated Useful life

Trade name	$2,000	Indefinite
Customer relationships	2,400	8 — 18 years
Other	1,000	5 years

Identified intangible assets	$5,400

Developed technology	$1,100	5 — 10 years
The Reuters trade name is assigned an indefinite useful life. Developed technology is reported within Computer Software, net on the pro forma balance sheet.
(b)	An adjustment of $86 million was recorded to reduce revenues. The adjustment was a result of reducing the carrying value of Reuters deferred revenue obligation as at January 1, 2007 to its estimated fair value.

(c)	Thomson and Reuters have incurred integration planning and other Transaction-related costs that do not qualify to be capitalized as part of estimated purchase consideration. These items were initially recorded as expenses in the statement of earnings. An adjustment of $166 million has been made to reverse the expenses incurred for the year ended December 31, 2007. This adjustment was recorded because the pro forma statement of earnings has been prepared as if the Transaction had occurred on January 1, 2007. Therefore these expenses would have been incurred prior to the closing of the Transaction. Additionally, these expenses are non-recurring in nature and are not expected to have a continuing impact on the consolidated results.

(d)	An adjustment of $322 million was recorded to reduce cost of sales, selling, marketing, general and administrative expenses, eliminating amortization expense related to past service costs and net actuarial gains and losses in connection with Reuters pension and other post-retirement benefit plans. This amount was removed as retirement plan assets and obligations would have been reflected at their fair values on January 1, 2007.

(e)	Amortization and depreciation
•	An adjustment of $297 million was recorded to reflect additional amortization attributable to the preliminary fair value increment allocated to identified intangible assets.

•	An adjustment of $57 million was recorded to reflect additional depreciation attributable to the preliminary fair value increment allocated to computer hardware and other property, and internal use software.

•	An adjustment of $27 million was recorded in cost of sales, selling, marketing, general and administrative expenses to reflect additional amortization attributable to the preliminary fair value increment allocated to capitalized software to be sold externally.
Pro forma amortization and depreciation expense exclude the total amount of the purchase price allocation not subject to amortization of approximately $14,530 million, representing $12,530 million in unallocated purchase price and $2,000 million attributed to the preliminary estimated fair value of the Reuters trade name.

On finalization of the purchase price allocation, if the amount not subject to amortization is allocated to operating assets subject to amortization, pro forma amortization would increase by approximately $1,751 million, before taxes. Pro forma amortization and the above noted sensitivity have been based on a remaining weighted average estimated economic life of 8.3 years.

A reduction of one year in the weighted average estimated economic life would increase pro forma amortization by $74 million.

(f)	An adjustment of $30 million was recorded to reflect additional rent expense attributable to amortization of the preliminary fair value increment allocated to favorable and unfavorable leases.

(g)	An adjustment of $243 million was recorded to reflect pro forma interest expense. The interest charges relate to the $4,939 million drawn from credit facilities to finance a portion of the estimated cash consideration, as if such amount was borrowed from January 1, 2007 and outstanding as at December 31, 2007. These interest charges will have a continuing impact on the consolidated results until all borrowings under credit facilities are repaid.

(h)	The estimated tax benefits of the above adjustments are $73 million. The estimates reflect the tax rates of Thomson and Reuters separately and tax jurisdictions in which the pro forma adjustments were assumed to occur.
The following table summarizes the effect on the statement of earnings from the pro forma adjustments described in (b) through (h) above:
For the year ended December 31, 2007

(US$ millions)
Adjustment	b)	c)	d)	e)	f)	g)	h)	Total

Revenues	(86)	—	—	—	—	—	—	(86)
Cost of sales, selling, marketing, general and administrative expenses	—	166	322	(27)	(30)	—	—	431
Depreciation	—	—	—	(57)	—	—	—	(57)
Amortization	—	—	—	(297)	—	—	—	(297)

Operating profit	(86)	166	322	(381)	(30)	—	—	(9)
Net interest expense and other financing costs	—	—	—	—	—	(243)	—	(243)
Income tax expense	NA	NA	NA	NA	NA	NA	73	73

Net earnings	NA	NA	NA	NA	NA	NA	NA	(179)

NA — Income tax expense and net earnings presented on a consolidated basis.

4. PRO FORMA EARNINGS PER SHARE

Year ended
December 31, 2007

Basic and diluted pro forma earnings per share from continuing operations computation
Numerator (millions of US dollars):
Pro forma earnings from continuing operations	1,065
Dividends declared on preference shares	(6)

Pro forma earnings from continuing operations attributable to common shares	1,059

Denominator:
Thomson weighted-average outstanding common shares	641.2
Shares of Thomson Reuters PLC	198.9

Basic pro forma weighted - average outstanding common shares	840.1
Thomson effect of stock and other incentive plans	3.3

Diluted pro forma weighted - average outstanding common shares	843.4

Basic pro forma earnings per share from continuing operations	$1.26

Diluted pro forma earnings per share from continuing operations	$1.26
5. DIVISIONAL ANALYSIS OF REVENUES
Unaudited pro forma revenues for the year ended December 31, 2007 may be further analyzed as follows:

				Pro forma
		Pro forma adjustment		Thomson
	Thomson	Reuters	Other	Reuters	% of Total

Thomson Financial	2,186	—		2,186
Reuters	—	5,232	(86)	5,146

Markets division	2,186	5,232	(86)	7,332	59%
Thomson Legal	3,318	—	—	3,318
Thomson Tax & Accounting	705	—	—	705
Thomson Scientific	651	—	—	651
Thomson Healthcare	452	—	—	452

Professional division	5,126	—	—	5,126	41%
Eliminations	(16)	—	—	(16)

Total	7,296	5,232	(86)	12,442	100%
The divisional analysis of Thomson’s revenues presented above is extracted without material adjustment from Thomson’s audited consolidated financial statements for the year ended December 31, 2007 set out in Exhibit 99.2 filed as part of this Annual Report on Form 20-F.

See Note 3(b) above for discussion of ($86) million revenue reduction.

6.	PRO FORMA SUMMARY OF DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

The reconciliations of Reuters historical financial information from Canadian GAAP as applied by Thomson to US GAAP are set out in Note 8 “Unaudited Canadian GAAP to US GAAP Reconciliations”. The reconciliations of Thomson’s historical financial information from Canadian GAAP to US GAAP are set out in Exhibit 99.2 filed as part of this Annual Report on Form 20-F. The unaudited pro forma consolidated financial statements should be read in conjunction with those reconciliations.

Summary adjustments made to present shareholders equity and earnings from continuing operations as at and for the year ended December 31, 2007 in accordance with US GAAP were extracted from the reconciliations and are identified in the table below as “Canadian GAAP to US GAAP Summary Difference” for Thomson and Reuters, respectively.

No additional differences between Canadian GAAP and US GAAP arose as a consequence of the pro forma adjustments described in Note 3 “Pro Forma Adjustments” above.

The following reconciliation presents the effect of material differences between Canadian GAAP as applied by Thomson and US GAAP with respect to pro forma net earnings from continuing operations and shareholders’ equity.

Year ended
December 31,
(in millions of U.S. dollars)	2007

Reconciliation of pro forma earnings from continuing operations
Earnings from continuing operations under Canadian GAAP as applied by Thomson	1,065
Differences in accounting principles increasing (decreasing) earnings:
Canadian GAAP to US GAAP Summary Difference — Thomson	—
Canadian GAAP to US GAAP Summary Difference — Reuters	190

Earnings from continuing operations under US GAAP	1,255

As at
December 31,
(in millions of U.S. dollars)	2007

Reconciliation of pro forma shareholders’ equity
Shareholders’ equity under Canadian GAAP as applied by Thomson	22,001
Differences in accounting principles increasing (decreasing) shareholders’ equity:
Canadian GAAP to US GAAP Summary Difference — Thomson	(559)
Canadian GAAP to US GAAP Summary Difference — Reuters	(205)

Shareholders’ equity under US GAAP	21,237

7. UNAUDITED RECONCILIATION TO CANADIAN GAAP AS APPLIED BY THE THOMSON CORPORATION
Summary of differences between IFRS (as adopted by the EU) and Canadian GAAP
Unaudited reconciliation of net earnings from continuing operations for the year ended December 31, 2007
Reuters consolidated financial statements for the year ended December 31, 2007 have been prepared on the basis of IFRS, which differs in certain respects from Canadian GAAP as applied by Thomson in its audited financial statements for the year ended December 31, 2007.
The following unaudited reconciliation presents the effect of material differences between Reuters IFRS accounting policies and Thomson Canadian GAAP accounting policies on the profit and shareholders’ equity attributable to ordinary shareholders of Reuters for the year ended December 31, 2007.

		For the year ended
		December 31, 2007
		£m

Profit from continuing operations attributable to ordinary shareholders as previously reported by Reuters under IFRS		213
Differences in GAAP increasing / (decreasing) reported profit net earnings:
Business combinations	1	(4)
Other intangibles	2	(2)
Employee benefits — pensions	3	(161)
Stock-based compensation	4	3
Derivative instruments and hedging activities	5	(12)
Sale and leaseback transactions	7	—
Property, plant and equipment	8	(16)
Joint ventures and associates	9	—
Restructuring	10	7
Taxation	12	46

Net earnings from continuing operations attributable to ordinary shareholders under Thomson Canadian GAAP accounting policies		74

Unaudited reconciliation of shareholders’ equity attributable to ordinary shareholders as at December 31, 2007

		As at
		December 31, 2007
		£m

Shareholders’ equity attributable to ordinary shareholders as previously reported by Reuters under IFRS		138
Differences increasing / (decreasing) reported Shareholders’ equity:
Business combinations	1	105
Other intangibles	2	(6)
Employee benefits — pensions	3	251
Stock-based compensation	4	10
Derivative instruments and hedging activities	5	(28)
Investments	6	(2)
Sale and leaseback transactions	7	(2)
Property, plant and equipment	8	—
Joint ventures and associates	9	2
Restructuring	10	(5)
Shares to be repurchased	11	169
Taxation	12	(65)

Shareholders’ equity attributable to ordinary shareholders under Thomson Canadian GAAP accounting policies		567

Unaudited reconciliation of the income statement for the year ended December 31, 2007

	For the year ended December 31, 2007
				Canadian
	Adj.	IFRS	Adjustments	GAAP
	Ref.	£m	£m	£m

Revenues	9	2,605	9	2,614
Cost of sales, selling, marketing, general and administrative expenses		(2,147)	(190)	(2,337)

	2		(15)
	3		(161)
	4		3
	5		(11)
	7		1
	9		(14)
	10		7

Depreciation		(108)	(32)	(140)

	2		(15)
	7		(1)
	8		(16)

Amortization		(68)	24	(44)

	1		(4)
	2		28

Operating profit		282	(189)	93
Net other (expense)/income		25	56	81

	5		51
	9		5

Net interest expense and other financing costs	5	(34)	(52)	(86)
Income taxes	12	(60)	46	(14)

Earnings from continuing operations		213	(139)	74

The following unaudited table shows how the Reuters income statement for the year ended December 31, 2007 prepared in a format consistent with Canadian GAAP (Section 1520) compares to Reuters published IFRS income statement.
Year ended December 31, 2007

			As
			presented in
			Reuters
	As presented in		published
	the table above	Reclassifications	report
Canadian GAAP format	£m	£m	£m	IFRS format

Revenues	2,605	—	2,605	Revenue
Cost of sales, selling, marketing, general and administrative expenses	(2,147)	(208)	(2,355)	Operating cost
	—	42	42	Other operating income
Depreciation	(108)	108
Amortization	(68)	68

Operating profit	282	10	292	Operating profits
Net other income	25	(10)	15	Profit on disposal/Share of losses of JVs and associates
Net interest expense and other financing costs	(34)	151	117	Finance Income
	—	(151)	(151)	Finance cost
Income taxes	(60)	—	(60)	Taxation

Earnings from continuing operations	213	—	213	Profit for the year from continuing operations

Unaudited reconciliation of the balance sheet as at December 31, 2007

			As at December 31, 2007
				Canadian
	Adjustment	IFRS	Adjustments	GAAP
	reference	£m	£m	£m

Assets
Cash and cash equivalents	9	251	6	257
Accounts receivable, net of allowances	9	107	11	118
Inventories		—		—
Prepaid expenses and other current assets	1	189	4	193
Deferred income taxes	12	—	119	119

Current assets		547	140	687
Computer hardware and other property, net		404	66	470

	7		16
	8		5
	9		45

Computer software, net	2	—	39	39
Identifiable intangible assets		305	(36)	269

	1		2
	2		(45)
	9		7

Goodwill	1	309	99	408
Other non-current assets		142	242	384

	3		262
	6		(2)
	9		(18)

Deferred income taxes	12	286	(119)	167

Total assets		1,993	431	2,424

Liabilities and shareholders’ equity
Liabilities
Short term indebtedness		(78)	—	(78)
Current portion of long-term debt		(184)	—	(184)
Accounts payable and accruals		(969)	173	(796)

	4		10
	5		(23)
	8		(5)
	9		(6)
	10		12
	11		169
	12		16

Deferred revenue		(37)	—	(37)

Current liabilities		(1,268)	173	(1,095)
Long term debt		(370)	(65)	(435)

	5		(5)
	7		(18)
	9		(42)

Other non-current liabilities		(102)	(29)	(131)

	3		(11)
	9		(1)
	10		(17)

Deferred income taxes	12	(115)	(81)	(196)

Total liabilities		(1,855)	(2)	(1,857)

Net assets		138	429	567
Shareholders’ equity
Capital		(539)	—	(539)
Retained earnings		(1,309)	(388)	(1,697)
Accumulated other comprehensive income		1,710	(41)	1,669

Total shareholders’ equity		(138)	(429)	(567)

Total liabilities and shareholders’ equity		(1,993)	(431)	(2,424)

The following unaudited table shows how the Reuters net assets as at December 31, 2007 in the table above correspond to the published IFRS consolidated balance sheet as at December 31, 2007.

	As		As presented
	presented in		in Reuters
	the table		published
	above	Reclassifications	report
Canadian GAAP format	£m	£m	£m	IFRS format

Assets
Cash and cash equivalents	251	—	251	Cash and cash equivalents
Accounts receivable, net of allowances	107	148	255	Trade and other receivables
Inventories	—	—	—	Inventories
Prepaid expenses and other current assets	189	(189)
		29	29	Other financial assets and derivatives
		12	12	Current tax debtors
Deferred income taxes	—

Current assets	547	—	547	Current assets
Computer hardware and other property, net	404	—	404	Property, plant and equipment
Identifiable intangible assets	305	309	614	Intangible assets
Goodwill	309	(309)
		27	27	Investments
Other non-current assets	142	(80)	62	Other financial assets and derivatives
Deferred income taxes	286	—	286	Deferred tax assets
		39	39	Retirement benefit obligations
Non-current assets of discontinued operations

Non-current assets	1,446	(14)	1,432	Non-current assets

		14	14	Non-current assets held for resale

Total assets	1,993	—	1,993	Total assets

Liabilities and shareholders’ equity
Liabilities
Short-term indebtedness	(78)	(214)	(292)	Other financial liabilities and derivatives
Current portion of long term debt	(184)	184
Accounts payable and accruals	(969)	277	(692)	Trade and other payables
Deferred revenue	(37)	37
		(247)	(247)	Current tax liabilities
		(37)	(37)	Provisions for liabilities and charges

Current liabilities	(1,268)	—	(1,268)	Current liabilities

Long-term debt	(370)	—	(370)	Other financial liabilities and derivatives
		(102)	(102)	Provisions for liabilities and charges
Other non-current liabilities	(102)	102
Deferred income taxes	(115)	—	(115)	Deferred tax liabilities

Non-current liabilities	(587)	—	(587)	Non-current liabilities

Total liabilities	(1,855)	—	(1,855)	Total liabilities

Net assets	138	—	138	Net assets

The following is a description of the nature of the differences presented in the above reconciliations.
1. Business combinations
Goodwill amortization
Prior to the adoption of IFRS by Reuters on January 1, 2004, goodwill arising on acquisitions before 1998 and accounted for under the purchase method was eliminated against equity. Goodwill arising on acquisitions from 1998 to December 31, 2003 was capitalized and amortized over its useful life.
Under IFRS, from January 1, 2004, goodwill arising on acquisitions made by Reuters is no longer amortized and is allocated to cash-generating units and assessed for impairment at least annually. Reuters has elected not to apply IFRS 3 “Business combinations” retrospectively to business combinations that took place prior to the group’s January 1, 2004 transition date to IFRS, and amortization arising prior to transition has not been reversed. Goodwill arising on acquisitions before January 1, 2004 remains at its previous carrying value at the date of transition to IFRS.
Under Canadian GAAP, prior to the adoption of Handbook Section 3062 — “Goodwill and other intangible assets”, Thomson amortized goodwill over its estimated useful life. Following adoption of Handbook Section 3062 from January 1, 2002, goodwill was no longer subject to amortization under Thomson Canadian GAAP accounting policies, but assessed for impairment at least annually. A GAAP difference therefore arises in respect of the carrying amount of goodwill at each balance sheet date.
Contingent purchase consideration
Under IFRS, contingent purchase consideration is recognized by Reuters when it is probable that the contingency will be met and the amount can be reliably measured, whereas under Thomson Canadian GAAP accounting policies, contingent purchase consideration is recognized when the amount can be reliably measured, and the outcome of the contingency is determined beyond reasonable doubt. This reconciling item shows the impact of adjusting the goodwill and related liability recorded by Reuters in respect of this difference.

Other intangibles
Prior to the adoption of IFRS on January 1, 2004, identifiable intangible assets were recognized separately providing they had a “readily ascertainable market” and were amortized over their useful lives. This definition precluded the recognition of certain customer lists. These lists would meet the recognition criteria under IFRS; however Reuters elected not to apply IFRS 3 — “Business combinations” retrospectively in accordance with an exemption outlined in IFRS 1 — “First-time Adoption of International Financial Reporting Standards”, and as such these assets were not recognized on adoption of IFRS.
Under Thomson Canadian GAAP, these customer lists met the recognition criteria of Handbook Section 1581 —“Business Combinations” and have resulted in a historic difference in carrying value that will be amortized over the estimated useful life of these assets.
2. Other Intangibles
Under Thomson Canadian GAAP accounting policies costs incurred in the development of computer software to be sold externally are capitalized within “other non-current assets” and amortized through cost of sales. Development costs in respect of software generated for internal use are capitalized within “computer software” and amortized through depreciation expense. Under IFRS, Reuters capitalizes all such costs within intangible assets and recognizes amortization expense within the amortization expense line, therefore relevant amounts have been reclassified as part of the reconciliation.
Furthermore, under IFRS Reuters capitalizes certain intangible assets that would not be capitalized under Thomson Canadian GAAP accounting policies. Reuters then systematically amortizes these assets over their useful economic lives (normally between three and five years). This adjustment shows the impact of writing off the net book value of such intangible assets.
3. Employee benefits — Pensions
Under both IFRS and Canadian GAAP, the defined benefit pension obligation is determined using the Projected Unit Credit Method. Plan assets are measured at fair value.
Under IFRS, Reuters recognizes actuarial gains and losses immediately on the balance sheet with a corresponding charge or credit recorded in the statement of recognized income and expense. The balance sheet asset or liability recognized therefore equates to the actual surplus or deficit in each plan. Under Thomson Canadian GAAP accounting policies, actuarial gains and losses are not recognized immediately, but rather are deferred and recognized in the income statement over the average remaining service life of the active members. Furthermore, cumulative gains and losses are not recognized at all to the extent that they fall inside a “corridor” calculated as 10% of the greater of the defined benefit pension obligation and the fair value of plan assets at the beginning of the year. As a result, the balance sheet asset or liability under Canadian GAAP does not equal the actual surplus or deficit in each plan and the shareholders’ equity reconciliation therefore recognizes a significant asset representing actuarial losses yet to be amortized through the income statement under Canadian GAAP.
Under IFRS, a pension scheme surplus can only be recognized as an asset on the balance sheet to the extent that it is recoverable through a reduction in future contributions or return of scheme assets. Changes in the asset restriction from year to year are recognized through the statement of recognized income and expense. Under Thomson Canadian GAAP accounting policies, an adjustment (“valuation allowance”) must be made to the balance sheet asset or liability for any surplus that is not recoverable at the reporting date. The calculation of the recoverable surplus is similar to that under IFRS. A change in the valuation allowance is recognized in earnings for the period in which the change occurs. The reconciliation of net income for the year ended December 31, 2007 recognizes a significant expense representing the valuation allowance resulting from unrecoverable surplus taken to the income statement under Canadian GAAP. Under IFRS, the equivalent charge is recognized in the statement of recognized income and expense.
Under IFRS, Reuters recognizes past service costs as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service costs are recognized immediately. Under Thomson Canadian GAAP accounting policies, past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees expected to benefit under the plan at the date of the amendment.
Reuters recognizes gains or losses on the curtailment of a defined benefit plan when the curtailment occurs. Under Thomson Canadian GAAP accounting policies, a curtailment loss is recognized in earnings when it is probable that a curtailment will occur and the net effects are reasonably estimable, and a curtailment gain is recognized in earnings when an event giving rise to a curtailment has occurred.

4. Stock-based compensation
Differences in adoption dates
Under IFRS, compensation charges are recorded for equity-settled employee share options or awards made after November 7, 2002 but not vested at January 1, 2005. Under Canadian GAAP, CICA 3870 — “Stock Based Compensation” is applied to equity options or awards not vested from January 1, 2004, although early adoption was permitted. Thomson applied CICA 3870 retrospectively from January 1, 2003.
Therefore under IFRS, fewer options or awards are within scope than under Canadian GAAP. This adjustment reflects the additional charge under Thomson Canadian GAAP accounting in respect of options or awards granted by Reuters before November 7, 2002 but not vested at January 1, 2004. Prior period retrospective adjustments would offset in reserves therefore there is no opening adjustment in 2004.
Cash-settled stock options and awards
Under IFRS, options or awards that will be cash-settled are classified as liabilities by Reuters and valued on a fair value basis, with changes in fair value taken to the income statement at each reporting period. Under Thomson Canadian GAAP accounting policies, such options or awards are also classified as liabilities, but are valued on an intrinsic value basis with the movement being reflected in the income statement. This adjustment reflects this difference between the measurement of such options or awards on a fair value basis by Reuters and on an intrinsic value basis under Thomson accounting policies.
National Insurance (social security costs) on stock options and awards
Under IFRS, the liability for National Insurance (social security costs) on stock options/awards is accrued by Reuters based on the fair value of the options/awards on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under Canadian GAAP, this expense is recorded by Thomson upon exercise of the stock options/awards. This adjustment reverses the liability recognized by Reuters and the impact of this difference on the charge in the income statement.
Forfeitures
Under IFRS, Reuters is required to estimate the number of awards expected to vest and to revise the estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. Under Canadian GAAP, Thomson recognizes forfeitures of awards as they occur. The adjustment results in a higher expenditure under Thomson Canadian GAAP accounting policies in the years prior to forfeiture as compared to that of IFRS.

5. Derivative instruments and hedging activities
Hedge accounting
Under IFRS, Reuters has designated certain derivatives as hedges of foreign net investments and fair value hedges of borrowings. For net investment hedges, fair value movements arising from these derivatives are recognized in a hedging reserve, until transferred to the income statement on disposal or impairment of the underlying item. For fair value hedges, fair value movements are adjusted in the carrying value of borrowings; movements in the fair value of fair value hedges are recognized in the income statement, together with movements in the fair value of the item being hedged. To the extent that hedges are ineffective, gains and losses are recognized in the income statement.
Reuters has not designated any of its derivative instruments as qualifying hedge instruments under Thomson Canadian GAAP accounting policies. Accordingly, under Thomson accounting policies changes in the fair value of all of Reuters derivative and embedded derivative instruments have been included within the income statement.
Embedded derivatives
Under IFRS, IAS 39 grants an exemption from the requirement to recognize embedded foreign currency derivatives where the currency is commonly used in the economic environment of the host contract. Under Thomson Canadian GAAP accounting policies such an exemption has not been adopted. Therefore Reuters identifies and separately accounts for more embedded derivatives under Thomson accounting policies than it does under IFRS.
In addition, the fair value of certain embedded derivatives differs under Thomson accounting policies in that, under Canadian GAAP, only the minimum contractual portion of a contract that has a determinable notional amount is separated from the host contract and accounted for as a derivative instrument, whereas, under IFRS, the amount separated can be the expected cash flows.
6. Investments
Under IFRS, prior to the adoption of IAS 32 — “Financial Instruments: Disclosure and Presentation” and IAS 39 — “Financial Instruments: Recognition and Measurement” on January 1, 2005, Reuters held fixed asset investments in the balance sheet at cost, net of permanent diminution in value as assessed by the directors.
Following the adoption of IAS 32 and IAS 39, Reuters initially recognizes available-for-sale financial assets and financial assets held for trading at fair value and subsequently remeasures at fair value. Reuters has classified all of its marketable securities as available-for-sale, with the exception of its investment in Savvis, which was classified as a financial asset at fair value through profit or loss, before being disposed of in 2005.
Under Thomson Canadian GAAP accounting policies, investments in available-for-sale assets are measured at fair value and those which do not have a readily determinable fair value (i.e. a quoted market price in an active market) are carried at historical cost.
7. Sale and leaseback transactions
Under IFRS, where gains and losses arise from transactions qualifying as sale and operating leasebacks, such gains and losses on the sale of the properties and rental expenses associated with subsequent leasebacks are recognized by Reuters in the income statement.
Under Canadian GAAP, where a portion of the leased property is sub-let and that sub-lease is not minor, the sale and leaseback is accounted for as financing. The asset is retained on the balance sheet at its written down value and depreciated over the term of the lease. The proceeds received from the sale of the property are deferred on the balance sheet as a financing liability, while lease rental payments are offset against the liability as they are made. The differences between the initial proceeds received and subsequent rental payments are recorded as financing costs over the term of the lease. This reconciling item shows the net effect of these adjustments on Reuters profit and shareholders’ equity.
8. Property, plant and equipment
Under Thomson Canadian GAAP policies, the capitalization thresholds and assessments of Useful Economic Lives (UELs) differ for certain asset categories. This reconciling item capitalizes certain items that have been expensed under Reuters IFRS accounting policies and also adjusts UELs to align the policies adopted.
Under IFRS, gains resulting from the sale and operating leaseback of property, plant and equipment are recognized at the point of sale where the transactions occur at fair value. Under Canadian GAAP, gains are deferred in proportion to the rental payments over the lease period.

9. Joint ventures and associates
As described in item 1 above, the carrying value of goodwill under Thomson Canadian GAAP accounting policies will differ due to different adoption dates of relevant accounting standards.
Deferred gain on assets contributed to joint ventures
Prior to the adoption of IFRS on January 1, 2004, where the fair value of assets contributed by Reuters to joint ventures and associates was greater than the book value, the difference was recognized in reserves. This reconciling item recognizes the release of this gain to the income statement over the anticipated life of the long-lived assets contributed to the venture in accordance with Thomson Canadian GAAP accounting policies.
Proportionate consolidation
Reuters adopts equity accounting for its joint ventures. Under Canadian GAAP, interests in joint ventures should be recognized in the financial statements of the venturer using the proportionate consolidation method. This difference is a presentation difference only, and does not impact net profit or shareholders’ equity.
10. Restructuring
Under IFRS, Reuters recognizes provisions for restructuring charges other than termination benefits; once it has a present obligation (legal or constructive) to incur the costs as a result of a past event, it is probable that an economic outflow will be required, and a reliable estimate can be made. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected. Reuters recognizes termination benefits when it is demonstrably committed to a plan of termination when, and only when, it has a detailed formal plan (with specified minimum contents) for the termination, and there is no realistic possibility of withdrawal. Provisions for costs associated with the exit of a property are recognized once the intention to exit has been announced.
Under Thomson Canadian GAAP accounting policies, employee severance costs that are not one-time termination charges are recognized when it is probable that these costs will be incurred and the amount is capable of being estimated. Charges for costs associated with the exit of properties are recognized upon vacating the property or legal termination of the lease contract.
Under IFRS, liabilities for terminating or reducing the activities of an acquired company are only recognized as part of allocating the cost of a combination if they exist at the date of acquisition and meet certain recognition criteria. Provisions for future losses or other costs expected to be incurred as a result of a business combination are not recognized.
Under Thomson Canadian GAAP accounting policies, certain costs incurred in respect of exit activities and integration are recognized as part of purchase accounting if specified conditions are met.
11. Shares to be repurchased
Under IFRS, Reuters recognizes a liability in respect of irrevocable commitments made to purchase Reuters Group PLC shares as part of its publicly-announced buy-back programme during the post balance sheet close period. A corresponding reduction in shareholders’ equity is also recorded.
Under Thomson Canadian GAAP accounting policies, this commitment is not recorded as a liability and reduction to shareholders’ equity as there is no fixed price or fixed number of shares and the counterparty has not purchased any shares as at the balance sheet date.

12. Taxation
Deferred tax adjustments in the IFRS to Canadian GAAP reconciliation are primarily the result of the deferred tax impact of the other GAAP adjustments made in the reconciliation.
Stock-based compensation
Reuters recognizes a deferred tax asset for the stock based compensation charge based on the intrinsic value of the related share awards and adjusts the deferred tax asset at each balance sheet date for subsequent changes in the market value of the underlying shares. Under Thomson Canadian GAAP accounting policies, deferred tax assets are recognized over the service period based on the compensation charge. Any realised tax deductions in excess of the related compensation charge are recognized in Additional Paid In Capital (APIC). These windfall tax benefits are pooled and can be used to offset shortfalls in deductions related to other share awards. Windfall tax benefits can only enter the APIC pool to the extent they are realised.
Intercompany transactions
Under Thomson Canadian GAAP accounting policies, tax paid as a result of the transfer of an asset which does not leave the group is recorded as an asset in the financial statements until the asset leaves the group or is otherwise utilised. Under IFRS, Reuters recognizes such tax in the income statement.
Accounting for uncertainty in income taxes
With effect from January 1, 2007, Thomson has adopted a new accounting policy under Canadian GAAP for accounting for uncertainty in income taxes. The policy requires that an entity evaluates uncertain tax positions using a two-step process:
First, Thomson determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, Thomson presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.
Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit with greater than a 50% likelihood of being realised upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.
Thomson was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realised upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and Thomson concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.
Under Reuters IFRS accounting policies, no such prescription exists, and the measurement of uncertain tax positions is assessed by management based on their best estimate of the likely outcome.
For periods prior to January 1, 2007, Thomson’s Canadian GAAP accounting policy for uncertain tax positions was consistent with IFRS. Therefore, the related reconciling item impacts 2007 only. On adoption of the new Thomson Canadian GAAP accounting policy for accounting for uncertainty in income taxes, Reuters booked a credit of £23 million to retained earnings to reflect the cumulative effect of adoption of the standard.
Thomson recognizes interest and penalties on underpayment of income taxes as an income tax expense.

8. UNAUDITED CANADIAN GAAP TO US GAAP RECONCILIATIONS

		For the year ended December 31
		2007
		£m

Net earnings from continuing operations attributable to ordinary shareholders under Thomson Canadian GAAP		74
Differences in GAAP increasing / (decreasing) reported profit net earnings:
Employee benefits – pensions	1	125
Stock-based compensation	2	(9)
Taxation	3	(21)

Net earnings from continuing operations attributable to ordinary shareholders under Thomson US GAAP accounting policies		169

		As at December 31
		2007
		£m

Shareholders’ equity attributable to ordinary shareholders under Thomson Canadian GAAP		567
Differences increasing / (decreasing) reported Shareholders’ equity:
Employee benefits – pensions	1	(120)
Stock-based compensation	2	(18)
Taxation	3	35

Shareholders’ equity attributable to ordinary shareholders under Thomson US GAAP accounting policies		464

The following is a description of the nature of the differences presented in the above reconciliations.
1. Employee benefits — pensions
Under Thomson Canadian GAAP, actuarial gains and losses are not recognized immediately, rather they are deferred and recognized in the income statement over the average remaining service life of the active members.
In addition, an adjustment (“valuation allowance”) must be made to the balance sheet asset or liability for any surplus that is not recoverable at the reporting date. A pension scheme asset can only be recognized as an asset on the balance sheet to the extent it is recoverable through a reduction in future contributions or return of scheme assets. A change in the valuation allowance is recognized in earnings for the year in which the change occurs.
Under US GAAP, actuarial gains and losses are also recognized in the income statement over the average remaining service life of the active members, however, the actuarial gains and losses are recognized within and amortised out of other comprehensive income; the liability or surplus recognized on the balance sheet represents the difference between the fair value of the plan assets and the projected benefit obligation.
Additionally, under US GAAP there is no restriction or cap on the recognition of a pension scheme asset. Therefore, the valuation allowance recorded under Thomson Canadian GAAP is not recorded under US GAAP.
Under US GAAP, there is no equivalent concept of the valuation allowance, meaning that there is no movement recorded as part of the net charge in the income statement.
2. Stock-based compensation
Classifications of awards
Under Thomson Canadian GAAP, awards are only classified as liabilities where they are cash settled. Such awards are valued at each reporting date on an intrinsic value basis with the movements in the intrinsic value being taken to the income statement over the related service period.
Under US GAAP, awards which have conditions or other features that are indexed to something other than a market, performance or service condition are classified as liabilities. As such, these awards are valued on a fair value basis, with changes in fair value taken to the income statement at each reporting period.
3. Taxation
Tax adjustments arise as a result of the deferred tax impact of the GAAP adjusted items noted above.

Currency Exchange Rate Information
The following table sets out the high rate of exchange for US dollars, expressed in Canadian dollars, in effect during the periods indicated, the low rate of exchange in effect during such periods, the rate of exchange in effect at the end of such periods and the average rate of exchange during such periods, in each case based on the noon rates of exchange for conversion of one US dollar to Canadian dollars as reported by the Bank of Canada.

	Year Ended December 31,
	2007	2006	2005	2004	2003

High	1.1853	1.1726	1.2704	1.3968	1.5747
Low	0.9170	1.0990	1.1507	1.1774	1.2924
Rate at end of period	0.9881	1.1653	1.1659	1.2036	1.2924
Average rate for period	1.0748	1.1341	1.2116	1.3015	1.4015
On April 11, 2008, the noon exchange rate as reported by the Bank of Canada for conversion of US dollars into Canadian dollars was $1 = C$1.0215 (C$1 = $0.9790).

	2008				2007
	April 1 to
	April 16	March	February	January	December	November	October

High	1.0270	1.0279	1.0190	1.0324	1.0217	1.0008	1.0004
Low	1.0025	0.9798	0.9719	0.9905	0.9785	0.9170	0.9499
Rate at end of period	1.0025	1.0279	0.9798	1.0022	0.9881	1.0008	0.9499
Average rate for period	1.0157	1.0010	0.9991	1.011	1.0030	0.9671	0.9752
The following table sets out the high rate of exchange for British pounds sterling, expressed in US dollars, in effect during the periods indicated, the low rate of exchange in effect during such periods, the rate of exchange in effect at the end of such periods and the average rate of exchange during such periods, in each case based on the noon rates of exchange for conversion of one British pound sterling to US dollars as reported by the Federal Reserve Bank of New York.

	Year Ended December 31,
	2007	2006	2005	2004	2003

High	2.1104	1.9794	1.9292	1.9482	1.7842
Low	1.9235	1.7256	1.7138	1.7544	1.5500
Rate at end of period	1.9843	1.9586	1.7188	1.9160	1.7842
Average rate for period	2.0020	1.8434	1.8204	1.8330	1.6347
On April 16, 2008, the noon exchange rate as reported by the Federal Reserve Bank of New York for conversion of British pounds sterling into US dollars was £1 = $1.9756 ($1 =£0.5062).

	2008				2007
	April 1 to
	April 16	March	February	January	December	November	October

High	1.9961	2.0311	1.9923	1.9895	2.0658	2.1104	2.0777
Low	1.9627	1.9823	1.9405	1.9515	1.9774	2.0478	2.0279
Rate at end of period	1.9756	1.9855	1.9864	1.9895	1.9843	2.0567	2.0777
Average rate for period	1.9786	2.0015	1.9646	1.9702	2.0161	2.0701	2.0449
Selected Historical Financial Data of Thomson
For Thomson’s selected financial information for the years ended December 31, 2007, 2006 and 2005, see Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007 under the heading “Overview”, filed as part of this Annual Report on Form 20-F.
Selected Historical Financial Data of Reuters
The following selected historical financial should be read in conjunction with Item 5A. “Operating Results — Reuters Information”, and with the audited consolidated financial statements of Reuters and related notes from which the following selected data was derived and which are attached to this Form 20-F as Annexes A-1 to A-8.
Prior to 2005, Reuters prepared its audited annual financial statements under UK Generally Accepted Accounting Principles (“UK GAAP”). From January 1, 2005, Reuters has been required to prepare its annual consolidated financial statements in accordance with IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as adopted by the European Union (“EU”) and those parts of the UK Companies Act applicable to companies reporting under IFRS. The financial statements take account of the requirements and options in IFRS 1 “First-time Adoption of International Financial Reporting Standards” as those requirements relate to the 2004 comparatives included in the summary table below. The financial statements of Reuters also comply with IFRS as issued by the International Accounting Standards Board (“IASB”). For Reuters, there are no material differences between the application of IFRS as adopted by the EU and IFRS as issued by the IASB.

The consolidated financial statements of Reuters included in this Form 20-F are presented in pounds sterling (£). On December 31, 2007, the Noon Buying Rate in New York City was $1.99 = £1; on April 11, 2008, the Noon Buying Rate was $1.9707 = £1. Additional information on exchange rates between the pound sterling and the US dollar is provided under “Currency Exchange Rate Information” above in this Item 3A.
Consolidated income statement data
For the year ended December 31,

£m (except per share data)	Notes	2007	2006	2005	2004

Amounts in accordance with IFRS
Continuing activities:
Revenue		2,605	2,566	2,409	2,339
Operating profit		292	256	207	194
Profit before taxation		273	313	238	396
Profit after taxation		213	293	229	356
Profit from discontinued activities		14	12	253	19
Profit for the year		227	305	482	375
Basic earnings per ordinary share		18.4p	23.6p	32.6p	26.0
Basic earnings per ordinary share — continuing		17.3p	22.6p	16.3p	25.4
Diluted earnings per ordinary share		18.0p	23.1p	31.7p	25.4
Diluted earnings per ordinary share — continuing		16.9p	22.2p	15.9p	24.8
Basic earnings per ADS	1	110.1p	141.9p	195.8p	156.1
Basic earnings per ADS — continuing	1	103.5p	135.6p	97.8p	152.7
Diluted earnings per ADS	1	107.9p	138.7p	190.3p	152.2
Diluted earnings per ADS — continuing	1	101.4p	133.1p	95.4p	148.8
Dividends declared per ordinary share	2	11.9p	10.25p	10.0p	10.0
Dividends declared per ADS:	2
Expressed in UK currency		71.4p	61.5p	60.0p	60.0
Expressed in US currency		142.8c	115.1c	111.4c	105.8
Weighted average number of ordinary shares (in millions)		1,239	1,297	1,396	1,400

Consolidated balance sheet data
For the year ended December 31,

	2007	2006	2005	2004

	£m	£m	£m	£m

Amounts in accordance with IFRS
Total assets	1,993	1,920	2,137	2,580
Net assets	138	172	511	570
Shareholders’ equity (attributable to the parent)	138	172	511	371
Share capital	539	496	467	455
Notes:
1.	Each ADS (American Depositary Share) represents six ordinary shares.
2.	Dividends declared for 2004-2007 exclude UK tax credits. Amounts receivable could be higher for US shareholders who have elected to retain benefits of the old US/UK tax treaty.
     ITEM 3B. Capitalization and Indebtedness
Not applicable.
     ITEM 3C. Reasons for the Offer and Use of Proceeds
Not applicable.
     ITEM 3D. Risk Factors
Risk Factors
The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, the business, financial condition or results of operations of Thomson Reuters could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.
Risks and uncertainties relating to our business and operations are also discussed in the materials that Thomson has filed with or furnished to securities regulatory authorities in Canada and the United States from time to time, including its current annual information form, which is contained in Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007 filed as part of this Annual Report on Form 20-F. Risks and uncertainties relating to our business and operations are also discussed in the materials that Reuters has filed with or furnished to the securities regulatory authorities in the United Kingdom and the United States from time to time.
Risks Related to the Transaction
Benefits from the Transaction may not be achieved to the extent, or within the time period currently expected, which could eliminate, reduce or delay the achievement of synergies expected to be generated by the Transaction.
Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group. In addition to the potential revenue growth generated by Thomson Reuters, the Transaction is expected to deliver synergies at an annual run rate in excess of $500 million by the end of the third year after closing from areas such as shared technology platforms, third party content and corporate services. To realize the expected benefits of the Transaction, management of Thomson Reuters must implement a business plan which successfully integrates the Thomson Reuters business. Thomson Reuters may encounter difficulties during the post-closing integration process that could eliminate, reduce or delay the realization of the synergies that are currently expected. Among other things, these difficulties could include:
•	unexpected integration issues, higher than expected integration costs and an overall post-closing integration process that takes longer than originally anticipated;

•	the inability to successfully integrate operations, technologies, products and services;

•	inconsistent and/or incompatible business practices, operating procedures, information systems, financial controls and procedures, cultures and compensation structures between the companies;

•	difficulty coordinating sales, distribution and marketing efforts to effectively promote Thomson Reuters products;

•	loss of key employees;

•	modification or termination of existing agreements with customers and suppliers and delayed entry into new agreements with prospective customers and suppliers; and

•	the diversion of management’s attention from day-to-day business as a result of the need to deal with integration issues.
As a result of these difficulties, the actual synergies generated by the Transaction may be less, and may take longer to realize, than is currently expected.
The Transaction may not maximize the growth potential of, or deliver greater value for, Thomson Reuters beyond the level that either Thomson or Reuters could have achieved on its own.
One of the principal reasons for the Transaction was to maximize the growth potential of Thomson Reuters beyond the level that either Thomson or Reuters could have achieved on its own. Achieving this growth potential is dependent upon a number of factors, many of which are beyond the control of Thomson Reuters. Thomson Reuters may not be able to pursue successfully innovative product development opportunities or enhance the quality and competitiveness of Thomson Reuters product offerings to the extent anticipated. The inability to realize the full extent of the anticipated growth opportunities from the Transaction, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, operating results and financial strength of Thomson Reuters.
The value of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares is related to the economic performance of Thomson Reuters.
The dividends, capital returns and the value of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares are related to the economic performance of the Thomson Reuters business. For example, economic returns on the shares of each company are dependent on the economic performance of Thomson Reuters and the Thomson Reuters board considers the perspective of Thomson Reuters as a whole in declaring dividends on Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares.
The trading prices of the Thomson Reuters Corporation common shares and the Thomson Reuters PLC ordinary shares may not be the same and the difference between them may be material.
Notwithstanding that the economic interests of the Thomson Reuters Corporation common shares and the Thomson Reuters PLC ordinary shares are aligned in accordance with the Equalization Ratio, the trading prices of the Thomson Reuters Corporation common shares and the Thomson Reuters PLC ordinary shares may not be the same (when adjusted for the applicable exchange rate) and the difference between them may be material. The difference may arise for various reasons, including the characteristics of the markets in which they trade, such as trading volumes and currencies.
The DLC structure may be adversely affected by changes to legislation and regulations.
The DLC structure has been developed on the basis of existing law and policies of regulatory authorities in Canada, the United Kingdom and the United States. Changes to such laws or policies (including changes to tax laws) may impact upon, or alter the rights, benefits or protections afforded to, each of Thomson Reuters Corporation and Thomson Reuters PLC and their respective shareholders under the DLC structure.
The DLC structure involves risks and costs not associated with more common acquisition structures.
The DLC structure is a relatively uncommon way of acquiring a company and it involves different issues and risks than those associated with other more common acquisition structures. The Transaction was implemented by means of contracts between Thomson Reuters Corporation and Thomson Reuters PLC and provisions in their organizational documents and not by operation of a take-over bid for Reuters or a merger or amalgamation of the two companies. The legal effect of these contractual rights may be different than the legal effect of a take-over bid, merger or amalgamation and there may be difficulties in enforcing them. In addition, certain of the contracts between Thomson Reuters Corporation and Thomson Reuters PLC provide that they are enforceable only by the two companies and not directly by their shareholders. Nevertheless, shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC might challenge the validity of the contracts or their lack of standing to enforce rights under these contracts, and courts may interpret or enforce these contracts in a manner inconsistent with the provisions and intentions of the companies expressed in the DLC Documents.
There is uncertainty as to the enforceability of provisions of the DLC Documents, including those relating to an insolvency of one company or both companies. For example, in the event of an insolvency of Thomson Reuters PLC, Thomson Reuters Corporation must take actions to restore Economic Equivalence as between the shares of the two companies. There is no assurance that a court would interpret or enforce that obligation in a manner consistent with the terms of the DLC Documents and the intentions of the companies expressed therein.
Thomson Reuters has two parent companies, both of which are publicly listed, and complies with both Canadian and UK corporate law and different regulatory and stock exchange requirements in Canada, the UK and the US. This will likely require more administrative time and cost than was the case for Thomson or Reuters.
Each of Thomson Reuters Corporation and Thomson Reuters PLC is exposed to the credit risk of the other.
In light of the Cross-Guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC are exposed to the credit risk of the other. For example, if Thomson Reuters PLC is unable or fails to pay its contractual indebtedness or other obligations, a creditor under a contract may require Thomson Reuters Corporation to pay all amounts due.
Changes in the tax residence of Thomson Reuters Corporation or Thomson Reuters PLC could cause adverse tax consequences for Thomson Reuters.
It is intended that Thomson Reuters Corporation will remain resident only in Canada for tax purposes and that Thomson Reuters PLC will remain resident only in the UK for tax purposes. However, if Thomson Reuters Corporation were to cease to be resident solely in Canada and/or Thomson Reuters PLC were to cease to be resident solely in the UK for tax purposes (including as a result of changes in applicable laws or in CRA and/or HMRC practice), this could cause adverse tax consequences for Thomson Reuters.
If Thomson Reuters PLC were classified as a passive foreign investment company under US federal income tax laws, it could have adverse tax consequences for US holders of Thomson Reuters PLC ordinary shares (including those represented by Thomson Reuters PLC ADSs).
Special rules apply to certain US shareholders that own shares in a non-US corporation that is classified as a passive foreign investment company (“PFIC”). Thomson Reuters does not believe that Thomson Reuters PLC will be a PFIC for the current taxable year and, based on the strategy for the Thomson Reuters business, does not expect Thomson Reuters PLC to become a PFIC in the foreseeable future. However, the application of the PFIC rules to the DLC structure is uncertain and involves some risk that the IRS will consider Thomson Reuters PLC to be a PFIC. The PFIC rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of dividends received and gains realized by a US shareholder of Thomson Reuters PLC. Accordingly, US shareholders of Thomson Reuters PLC are urged to consult their tax advisers concerning the potential application of PFIC rules to their particular circumstances. See Item 10E. “Taxation” for further details on PFIC classification.
US holders of Thomson Reuters PLC ordinary shares who do not hold their shares through Thomson Reuters PLC ADSs might not qualify for special reduced withholding rates on payments of future dividends from Thomson Reuters PLC.
As a result of the Transaction, it is not entirely clear whether US shareholders of Thomson Reuters PLC ordinary shares would be able to qualify for special reduced withholding rates with respect to the payment of dividends from Thomson Reuters PLC. The ability of US holders of Thomson Reuters PLC ordinary shares represented by Thomson Reuters PLC ADSs to qualify for these special reduced withholding rates should not be affected by the Transaction, assuming Thomson Reuters PLC is not considered a PFIC.

Reuters Founders Share Company holds a Reuters Founders Share in each of Thomson Reuters Corporation and Thomson Reuters PLC and may be in a position to affect the governance and management of Thomson Reuters.
Reuters Founders Share Company was established to safeguard the Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. Reuters Founders Share Company holds a Reuters Founders Share in each of Thomson Reuters Corporation and Thomson Reuters PLC. The interest of Reuters Founders Share Company in safeguarding the Reuters Trust Principles may conflict with other business objectives of Thomson Reuters, impose additional costs or burdens on Thomson Reuters or otherwise affect the management and governance of Thomson Reuters. In addition, the Reuters Founders Shares enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters Corporation or Thomson Reuters PLC threaten the Reuters Trust Principles. As a result, Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of Thomson Reuters in the future. The effect of these rights of Reuters Founders Share Company may be to limit the price that investors are willing to pay for Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.
Provisions in the DLC Documents that are designed to ensure that shareholders of Thomson Reuters Corporation and Thomson Reuters PLC are treated on an equivalent basis with respect to take-over bids and similar transactions may prevent or discourage take-over bids and similar transactions.
Thomson Reuters believes that it is essential to the implementation and operation of the DLC structure that holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares be treated on an equivalent basis with respect to any take-over bid or similar transaction for such shares. Accordingly, the DLC Documents contain provisions that are intended to impede a person from making a take-over bid or similar transaction for shares of one company without also making an equivalent take-over bid or similar transaction for shares of the other company. The effect of these provisions may be to limit the price that investors are willing to pay for Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares if these provisions are viewed as preventing or discouraging take-over bids or similar transactions for shares of either company.
The rights and privileges of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders are governed by different laws and regulations.
Ontario law and the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-Laws govern Thomson Reuters Corporation and its relations with its shareholders. UK law and the Thomson Reuters PLC Articles govern Thomson Reuters PLC and its relations with its shareholders. Although the rights and privileges of shareholders of Thomson Reuters Corporation are comparable to those of shareholders of Thomson Reuters PLC, particularly taking into account the effects of the DLC structure, their respective rights and privileges differ in certain respects due to differences between Ontario law and regulations and UK law and regulations and between the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-Laws and the Thomson Reuters PLC Articles.
Risks Related to the Business and Operations of Thomson Reuters
Thomson Reuters may be adversely affected by changes in the general economy.
The performance of Thomson Reuters depends on the financial health and strength of its customers, which in turn is dependent on the general economies in its major markets in North America, Europe and Asia. A downturn in the financial markets, a recession in one or more of the countries in which Thomson Reuters operates or significant trading market disruptions or suspensions could adversely affect its business, in particular the financial information businesses of Thomson Reuters. On an unaudited pro forma consolidated basis, approximately 60% of Thomson Reuters revenues for the financial year ended December 31, 2007 were derived from financial information businesses. Cost-cutting by customers in response to a weak economic climate may also adversely affect Thomson Reuters financial results.

Thomson Reuters operates in highly competitive markets and may be adversely affected by this competition.
The information and news industries are highly competitive and Thomson Reuters has established competitors. Many principal competitors have substantial financial resources, recognized brands, technological expertise and market experience. Thomson Reuters competitors are also expected to enhance continuously their products and services, develop new products and services and invest in technology to better serve the needs of their existing customers and to attract new customers. A number of Thomson Reuters competitors are expected to acquire additional businesses in key sectors that will allow them to offer a broader array of products and services. Thomson Reuters may also face competition from Internet service companies and search providers that could pose a threat to some of its businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services. Competition may require Thomson Reuters to reduce the price of its products and services or make additional capital investments that would adversely affect profit margins. If Thomson Reuters is unable or unwilling to do so, it may lose market share and its financial results may be adversely affected.
Thomson Reuters may be adversely affected by changes in legislation and regulation.
Laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the United Kingdom, Canada and other jurisdictions may impose limits on Thomson Reuters collection and use of certain kinds of information and its ability to communicate such information effectively to its customers. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect Thomson Reuters.
In addition, changes in tax laws and/or uncertainty over their application and interpretation may adversely affect the results of Thomson Reuters. Thomson Reuters operates in many countries worldwide and its earnings are subject to taxation in many different jurisdictions and at different rates. Thomson Reuters seeks to organize its affairs in a tax efficient manner, taking account of the jurisdictions in which it operates. Tax laws that apply to Thomson Reuters may be amended by the relevant authorities, for example, as a result of changes in fiscal circumstances or priorities. Such amendments, or their application to Thomson Reuters, may adversely affect its results.
Increased accessibility to free or relatively inexpensive information sources may reduce demand for the products and services of Thomson Reuters.
In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. Public sources of free or relatively inexpensive information may reduce demand for the products and services of Thomson Reuters. Although Thomson Reuters believes its information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, the financial results of Thomson Reuters may be adversely affected if its customers choose to use these public sources as a substitute for Thomson Reuters products or services.
Thomson Reuters may be unable to derive fully the anticipated benefits from its existing or future acquisitions, joint ventures, investments or dispositions.
Thomson Reuters has acquired, invested in and/or disposed of, and in the future may seek to acquire, invest in and/or dispose of, various companies and businesses. In the future, Thomson Reuters may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to it from a commercial perspective. In addition, competition for acquisitions in the industries in which Thomson Reuters operates is escalating, which could increase costs of acquisitions or cause Thomson Reuters to refrain from making certain acquisitions. Thomson Reuters may also be subject to increasing regulatory scrutiny from competition and antitrust authorities. Achieving the expected returns and synergies from past and future acquisitions will depend in part upon Thomson Reuters ability to integrate the products and services, technology, administrative functions and personnel of these businesses into its segments in an efficient and effective manner. It cannot be assured that Thomson Reuters is able to do so or that its acquired businesses will perform at anticipated levels. If Thomson Reuters is unable to successfully integrate acquired businesses, the anticipated revenues and profits may be lower. Strategies of Thomson and Reuters have also historically resulted in decisions to dispose of assets or businesses that were no longer aligned with strategic objectives. Thomson Reuters has expended, and continues to expend, costs and management resources in an effort to complete these divestitures. Any failures or delays in completing divestitures could have an adverse effect on Thomson Reuters financial results and on its ability to execute its strategy.
If Thomson Reuters is unable to develop new products, services, applications and functionalities to meet its customers’ needs, attract new customers or expand into new geographic markets, its ability to generate additional revenues may be adversely affected.
The information and news services industries are undergoing rapid evolution. The growth strategy of Thomson Reuters involves developing new products, services, applications and functionalities to meet its customers’ needs for critical information solutions and maintaining a strong position in the sectors that it serves. Thomson Reuters needs to anticipate and respond to its customers’ needs in order to improve its competitiveness. In addition, Thomson Reuters plans to grow by attracting new customers and expanding into new geographic markets. It may take a significant amount of time and expense to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into new geographic markets. If Thomson Reuters is unable to do so, its ability to generate additional revenues may be adversely affected.
Thomson Reuters relies heavily on network systems and the Internet and any failures or disruptions may adversely affect its ability to serve its customers.
Thomson Reuters is dependent on the ability to handle rapidly substantial quantities of data and transactions on computer-based networks and the capacity, reliability and security of its electronic delivery systems and the Internet. Any significant failure or interruption of these systems, including operational services, loss of service from third parties, sabotage, break-ins, terrorist activities, human error, natural disaster, power or coding loss and computer viruses could cause Thomson Reuters systems to operate slowly or interrupt service for periods of time and could have a material adverse effect on its business and results of its operations. The ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. These events could adversely affect Thomson Reuters ability to store, handle and deliver data and services to customers.
The continuing increase in the update rates of market data may impact product and network performance from time to time. Factors that have significantly increased the market data update rates include:
•	the emergence of proprietary data feeds from other markets;

•	high market volatility;

•	decimalization;

•	reductions in trade sizes resulting in more transactions;

•	new derivative instruments;

•	increased automatically-generated algorithmic and program trading;

•	market fragmentation resulting in an increased number of trading venues; and

•	multiple listings of options and other securities.

Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While Thomson Reuters will implement a number of capacity management initiatives, there can be no assurance that it and its network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.
Thomson Reuters is dependent on third parties for information and other services and may not be able to maintain agreements with these parties and the services provided by third parties may not be performed adequately, which may reduce profit margins or market share.
Thomson Reuters obtains significant information through licensing arrangements with content providers. Some content providers may seek to increase licensing fees for providing their proprietary content. If Thomson Reuters is unable to renegotiate commercially acceptable licensing arrangements with these content providers or find alternative sources of equivalent content, it may be required to reduce profit margins or experience a reduction in its market share.
Operating internationally involves challenges that Thomson Reuters may not be able to meet and that may adversely affect Thomson Reuters ability to grow.
There are certain risks inherent in doing business internationally which may adversely affect Thomson Reuters ability to grow. These risks include difficulties in penetrating new markets due to established and entrenched competitors, difficulties in developing products and services that are tailored to the needs of local customers, lack of local acceptance or knowledge of Thomson Reuters products and services, lack of recognition of its brands, unavailability of joint venture partners or local companies for acquisition, instability of international economies and governments, exposure to adverse government action in countries where Thomson Reuters may conduct reporting activities, changes in laws and policies affecting trade and investment in other jurisdictions, and exposure to varying legal standards, including intellectual property protection laws. Adverse developments in any of these areas could cause Thomson Reuters actual results to differ materially from expected results. However, there are also advantages to operating internationally, including a proportionately reduced exposure to the market developments of a single country or region.
Thomson Reuters may be unable to realize all of the anticipated cost savings and operating efficiencies from its initiatives designed to make it a more integrated group.
Thomson Reuters pursues initiatives designed to make it a more integrated operating group and achieve targeted savings and operating efficiencies, similar to the THOMSONplus program and the Reuters Core Plus program (described below under Item 4A. “History and Development of the Company” and Item 4B. “Business Overview”). These programs involve investing in new revenue initiatives and transformation initiatives, including content and development transformation, common platform development, customer administration and data center rationalization. To accomplish these initiatives, costs must be incurred primarily related to technology, restructuring and consulting services. There is a risk that Thomson Reuters will not achieve the targeted savings and operating efficiencies as quickly as anticipated, or at all, and the future expenses associated with these initiatives may exceed expected levels.
The goodwill of Thomson Reuters is key to its ability to remain a trusted source of information and news.
The integrity of Thomson Reuters reputation is key to its ability to remain a trusted source of information and news. Failure to protect the Reuters or Thomson brands or failure to uphold the Reuters Trust Principles may adversely impact Thomson Reuters credibility as a trusted supplier of content and may have a negative impact on its information and news business.
Thomson Reuters may be subject to impairment losses that would reduce its reported assets and earnings.
Goodwill and identifiable intangible assets comprise a substantial portion of the total assets of Thomson Reuters. Economic, legal, regulatory, competitive, contractual and other factors may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that Thomson Reuters reduce their carrying value and recognize an impairment charge, which would reduce its reported assets and earnings in the year the impairment charge is recognized. In particular, the determination of the actual fair values of the assets and liabilities of Reuters as of April 17, 2008 will be completed after the closing of the Transaction and the actual allocation of the purchase price may result in materially different adjustments being expensed in Thomson Reuters statement of earnings from the estimated pro forma purchase price allocation discussed in Item 3A. “Selected Financial Data — Unaudited Canadian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation”, under Note 3(iii).
Significant investments in technology by Thomson Reuters may not increase its revenues or decrease its operating costs, which may adversely affect its financial results.
Thomson Reuters plans to continue to make significant investments in technology, including spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. It cannot be assured that these significant investments in technology will be able to increase revenues or decrease operating costs and this may adversely affect Thomson Reuters financial results.
The customers of Thomson Reuters may become more self-sufficient, which may reduce demand for its products and services and adversely affect its financial results.
The customers of Thomson Reuters may decide to develop independently certain products and services that they currently obtain from Thomson Reuters, including through the formation of consortia. To the extent that customers become more self-sufficient, demand for the products and services of Thomson Reuters may be reduced which may adversely affect its financial results.
The intellectual property rights of Thomson Reuters may not be adequately protected, which may adversely affect its financial results.
Many of the products and services of Thomson Reuters are based on information delivered through a variety of media, including the Internet, software-based applications, books, journals, compact discs, dedicated transmission lines and handheld wireless devices. Thomson Reuters relies on agreements with its customers and patent, trademark, copyright and other intellectual property laws to establish and protect its proprietary rights in its products and services. Third parties may be able to copy, infringe or otherwise profit from the proprietary rights of Thomson Reuters without authorization and the Internet may facilitate these activities. The lack of specific legislation relating to the protection of intellectual property rights for content delivered through the Internet or other electronic formats creates an additional challenge for Thomson Reuters in protecting its proprietary rights in content delivered through these media. Thomson Reuters also conducts business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. It cannot be assured that Thomson Reuters has adequate protection of its intellectual property rights. If Thomson Reuters is not able to protect its intellectual property rights, its financial results may be adversely affected.
The credit ratings of Thomson Reuters Corporation and Thomson Reuters PLC may be downgraded, or adverse conditions in the credit markets may continue, which may impede Thomson Reuters access to the debt markets or raise its borrowing rates.
Access to financing for Thomson Reuters depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. The credit ratings of Thomson Reuters Corporation and Thomson Reuters PLC may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, the deterioration in general economic and business conditions and adverse publicity. Any downgrades in the credit ratings of Thomson Reuters Corporation or Thomson Reuters PLC, or the continued adverse conditions in the credit markets, may impede Thomson Reuters access to the debt markets or raise its borrowing rates.

Thomson Reuters may operate in an increasingly litigious environment, which may adversely affect its financial results.
Thomson Reuters may become involved in legal actions and claims arising in the ordinary course of business. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position and results of operations of Thomson Reuters.
Thomson Reuters is significantly dependent on technology and the rights related to it, including rights in respect of business methods. This, combined with the recent proliferation of “business method patents” issued by the US Patent Office, and the increasingly litigious environment that surrounds patents in general, increases the possibility that Thomson Reuters could be sued for patent infringement. If such an infringement suit were successful, it is possible that the infringing product would be enjoined by court order and removed from the market and Thomson Reuters could be required to compensate the party bringing the suit either by a damages claim or through ongoing license fees or other fees, and such compensation could be significant, in addition to the legal fees that would be incurred defending such a claim.
Currency fluctuations and interest rate fluctuations may have a significant impact on the reported revenues and earnings of Thomson Reuters.
The financial statements of Thomson Reuters are expressed in US dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than its reporting currency. Thomson Reuters receives revenue and incurs expenses in many currencies and is thereby exposed to the impact of fluctuations in various currency rates. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in the consolidated financial statements of Thomson Reuters. In addition, an increase in interest rates from current levels could adversely affect the results of Thomson Reuters in future periods.
If Thomson Reuters does not continue to recruit and retain high quality management and key employees, it may not be able to execute its strategy.
The completion and execution of the strategy of Thomson Reuters depends on its ability to continue to recruit and retain high quality management and other employees across all of its businesses. Thomson Reuters competes with many businesses that are seeking skilled individuals, including those with advanced technological abilities. Thomson Reuters may not be able to continue to identify or be successful in recruiting or retaining the appropriate qualified personnel for its businesses and this may adversely affect its ability to execute its strategy.
Thomson Reuters has significant funding obligations in respect of pension and post-retirement benefit arrangements that are affected by factors outside the control of Thomson Reuters.
Thomson Reuters has significant funding obligations in respect of various pension and other post-retirement benefit arrangements that are affected by factors outside the control of Thomson Reuters. The valuations of material plans are determined by independent actuaries. Long-term rates of return for pension plans and post-retirement benefit arrangements are based on evaluations of historical investment returns and input from investment advisors. These valuations and rates of return require assumptions to be made in respect of future compensation levels, expected mortality, inflation, the expected long-term rate of return on the assets available to fund the plans, the expected social security costs and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While Thomson Reuters believes that these assumptions are appropriate given current economic conditions, significant differences in results or significant changes in assumptions may materially affect pension plan and post-retirement benefit obligations and related future expenses for Thomson Reuters.
Woodbridge controls Thomson Reuters and is in a position to affect Thomson Reuters governance and operations.
Woodbridge has an economic and voting interest in Thomson Reuters of approximately 53%. For so long as Woodbridge maintains its controlling interest in Thomson Reuters, it will generally be able to approve matters submitted to a majority vote of Thomson Reuters shareholders without the consent of other shareholders, including, among other things, the election of the Thomson Reuters board. In addition, Woodbridge may be able to exercise a controlling influence over the business and affairs of Thomson Reuters, the selection of its senior management, the acquisition or disposition of its assets, its access to capital markets, the payment of dividends and any change of control of Thomson Reuters, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares.
ITEM 4. INFORMATION ON THE COMPANY
     ITEM 4A. History and Development of the Company
Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed — Thomson Reuters Corporation and Thomson Reuters PLC — and operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare and media markets.
Thomson Reuters Corporation was incorporated under the OBCA by articles of incorporation dated December 28, 1977. Thomson Reuters Corporation restated its articles in the form of the Thomson Reuters Corporation Articles effective April 17, 2008. Its registered office is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada.
Thomson Reuters PLC was established to be the indirect holding company of Reuters. It was incorporated and registered in England and Wales under the UK Companies Act as a private company limited by shares on March 6, 2007 and was re-registered as a public company limited by shares under section 43 of the UK Companies Act with the name Thomson Reuters PLC on January 31, 2008. Following completion of the Transaction, the entire issued share capital of Reuters is held indirectly by Thomson Reuters PLC (except for Reuters ordinary shares held by employee benefit trusts of Reuters). The registered and head office of Thomson Reuters PLC is located at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.
The principal executive office of Thomson Reuters is located at 3 Times Square, New York, New York 10036.
Description of the Transaction
Key Terms and Conditions
On May 15, 2007, Thomson and Reuters entered into the Implementation Agreement under which Thomson agreed to acquire Reuters by implementing the DLC structure. The Transaction was subject to the satisfaction or waiver of required regulatory clearances from antitrust authorities, shareholder approvals with respect to both Thomson and Reuters, and various court approvals. The Transaction was effected by Reuters under a scheme of arrangement pursuant to section 425 of the UK Companies Act and by Thomson under a plan of arrangement pursuant to section 182 of the OBCA. The Transaction closed on April 17, 2008.
DLC Structure
Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed — The Thomson Corporation, renamed Thomson Reuters Corporation, and Thomson Reuters PLC. The two parent companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Consideration Payable to Reuters Shareholders
To effect the Transaction, Reuters was indirectly acquired by Thomson Reuters PLC under the Reuters Scheme. Under the Reuters Scheme, all of the issued and outstanding Reuters ordinary shares were cancelled and Reuters shareholders were entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. As of the closing of the Transaction, one Thomson Reuters PLC ordinary share was equivalent to one Thomson Reuters Corporation common share under the DLC structure. Thomson shareholders continued to hold their shares of Thomson, renamed as Thomson Reuters Corporation.
Assuming all outstanding Reuters in-the-money share options and other share-based awards are exercised, Reuters shareholders would be entitled to receive aggregate cash consideration of approximately $8.7 billion (based on the $/£ exchange rate of $1.9756/£1 on April 16, 2008 converted at the noon buying rate of the Federal Reserve Bank of New York). Thomson plans to fund this cash consideration using proceeds from the sale of its Thomson Learning businesses as well as borrowings under its credit facility.
Thomson Reuters issued 194,107,278 Thomson Reuters PLC ordinary shares to Reuters shareholders on completion of the Transaction. This amount excludes outstanding Reuters in-the-money share options and other share based awards. Based on the issued share capital of Thomson Reuters Corporation and of Thomson Reuters PLC as of April 17, 2008, Woodbridge has a voting interest in Thomson Reuters of approximately 53% and is the principal and controlling shareholder of Thomson Reuters, other Thomson shareholders have an interest of approximately 23% and former Reuters shareholders have an interest of approximately 24%.
Subject to certain exceptions, all options and awards outstanding under Reuters share-based employee compensation plans vested and became fully exercisable when the Reuters Scheme was sanctioned by the English Court.
Arrangements Relating to the Reuters Trust Principles
In order to proceed with the Transaction, Thomson and Reuters were required to seek the support of Reuters Founders Share Company. On May 15, 2007, Reuters Founders Share Company resolved to support the Transaction, subject to the implementation of specified terms by Thomson, Woodbridge and Reuters. Those terms required that:
•	each of Thomson Reuters Corporation and Thomson Reuters PLC covenant to use its best endeavors to ensure that the Reuters Trust Principles as applied to Thomson Reuters will be complied with;

•	the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles contain provisions to safeguard the Reuters Trust Principles on a basis that, after giving effect to the Transaction, correspond to the principal protections currently contained in the Reuters Articles;

•	each of Thomson Reuters Corporation and Thomson Reuters PLC issue to Reuters Founders Share Company a share with extraordinary voting powers similar to those of the Founders Share in the capital of Reuters currently held by Reuters Founders Share Company; and

•	Woodbridge undertake to use its best endeavors as a shareholder to support the Reuters Trust Principles in relation to Thomson Reuters and exercise its voting rights to give effect to this support.

Reuters Founders Share Company confirmed that the specified terms of its support for the Transaction have been implemented to its satisfaction. In addition, Reuters Founders Share Company, as holder of the Founders Share in Reuters, gave its irrevocable consent to, and irrevocably agreed to be bound by, the Reuters Scheme and undertook not to exercise any voting rights attached to the Founders Share to defeat the resolutions to approve the Reuters Scheme or the resolutions proposed at the Reuters EGM.
Required Divestitures
In order to obtain antitrust clearance for the Transaction, Thomson agreed to sell a copy of the Thomson Fundamentals (Worldscope) database and Reuters agreed to sell a copy of the Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and, potentially, employees connected to the databases. Thomson Reuters is in discussions with several potential buyers, and expects to complete the sales promptly after completion of the Transaction.
Thomson Reuters has agreed to provide transitional services related to the databases for certain confidential periods following completion of the sales. It also agreed that, for certain confidential periods, Thomson Reuters will not enter into any new exclusive contracts with brokers relating to aftermarket research or renew for longer than one year, or expand the scope of, any existing exclusive contracts.
Thomson Reuters does not expect the required sales to have any material adverse effect on its revenues or profitability or to have any impact on the synergies expected to be generated by the Transaction.
Thomson Arrangement
Thomson effected the Transaction under the Thomson Arrangement. An arrangement of a corporation under the OBCA requires the approval of the Ontario Court. The Interim Order obtained by Thomson on February 14, 2008 provided, among other things, that Thomson was authorized to call, hold and conduct the meeting of Thomson shareholders in the manner set forth in the Interim Order, and at the time and place set forth in the notice of meeting, for the shareholders to consider and, if thought fit, pass, the Arrangement Resolution.
Required Approvals
At the meeting on March 26, 2008, Thomson shareholders were asked to vote on the Arrangement Resolution. The approval of the Arrangement Resolution required the affirmative vote of at least 66 2/3% of the votes cast at the meeting by holders of Thomson common shares present in person or represented by proxy and entitled to vote at the meeting.
The Arrangement Resolution was approved by approximately 99% of Thomson shareholders voting at the meeting which allowed Thomson to seek the Final Order and implement the Thomson Arrangement in accordance with the Final Order. At the hearing for the Final Order on March 28, 2008, approval by the Ontario Court was granted as the Ontario Court determined that the Thomson Arrangement met the requirements of the Interim Order and the OBCA, that nothing had been done or was purported to be done that was not authorized by the OBCA, and that the Thomson Arrangement was fair and reasonable.
Arrangement Mechanics
To give effect to the Thomson Arrangement, the Thomson Articles of Arrangement were filed with the OBCA Director and a certificate of arrangement was issued. After the Thomson Arrangement became effective, the following steps occurred and were deemed to have occurred in the sequence and at the times set out in the Thomson Arrangement:
•	Thomson’s name was changed from “The Thomson Corporation” to “Thomson Reuters Corporation”;

•	Thomson’s articles of incorporation were amended and restated in the form of the Thomson Reuters Corporation Articles;

•	Thomson’s by-laws were amended and restated in the form of the Thomson Reuters Corporation By-Laws;

•	each of the Equalization and Governance Agreement, the Cross-Guarantees, the Thomson Reuters Corporation Special Voting Share Trust Deed, the Thomson Reuters PLC Special Voting Share Trust Deed and the Special Voting Share Agreement was deemed to become effective and the rights and obligations of Thomson Reuters Corporation pursuant thereto became binding on and enforceable against Thomson Reuters Corporation in accordance with its terms;

•	the Amended Deed of Mutual Covenant was deemed to become effective and the rights and obligations of Thomson Reuters Corporation pursuant thereto became binding on and enforceable against Thomson Reuters Corporation in accordance with its terms;

•	Thomson Reuters Corporation issued the Reuters Founders Share to Reuters Founders Share Company;

•	Thomson Reuters Corporation issued the Equalization Share to Thomson Reuters PLC; and

•	Thomson Reuters Corporation issued its Special Voting Share to the Thomson Reuters Corporation Special Voting Share Trustee.
Reuters Scheme
Reuters implemented the Transaction under the Reuters Scheme pursuant to section 425 of the UK Companies Act. The Reuters Scheme required the approval of the English Court, which was granted on April 14, 2008. Upon the Reuters Scheme becoming effective, the entire issued share capital of Reuters was indirectly held by Thomson Reuters PLC (except for Reuters ordinary shares held by employee benefit trusts of Reuters).
Reuters Scheme Mechanics
Under the Reuters Scheme, all of the issued and outstanding Reuters ordinary shares were cancelled and Reuters shareholders were entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. Reuters ordinary shares were issued to Thomson Reuters PLC and one of its subsidiaries by capitalization of the reserves arising from such cancellation, which resulted in the entire issued share capital of Reuters being held indirectly by Thomson Reuters PLC (except for Reuters ordinary shares held by employee benefit trusts of Reuters). The Founders Share in the capital of Reuters was cancelled and Thomson Reuters PLC issued a Reuters Founders Share in Thomson Reuters PLC to Reuters Founders Share Company. The Reuters Scheme became effective upon the delivery to the Registrar of Companies in England and Wales of an office copy of the Reuters court order sanctioning the Reuters Scheme for registration.
Accounting Treatment
We will account for the Transaction using the purchase method of accounting under Canadian GAAP, which requires that one of the two companies in the Transaction be designated as the “acquiror” for accounting purposes. Based on a review of the applicable accounting rules, we determined that Thomson Reuters Corporation was the “acquiror” for accounting purposes primarily because shareholders of Thomson Reuters Corporation collectively have economic and voting interests in Thomson Reuters of approximately 76% and Woodbridge is the controlling shareholder of Thomson Reuters. In addition, Thomson Reuters Corporation was determined to be the “acquiror” for accounting purposes because Reuters shareholders were receiving a premium for their shares pursuant to the Transaction and based on an evaluation of other qualitative factors, including the relative sizes of Thomson and Reuters. The consolidated financial statements of Thomson Reuters Corporation will account for Thomson Reuters PLC as a subsidiary.

Ongoing Reporting Obligations
As before the Transaction, Thomson Reuters Corporation is a reporting issuer (or has equivalent status) in each of the Canadian provinces and is subject to continuous disclosure obligations under the securities legislation of each province. It also continues to be subject to the information requirements of the US Exchange Act and, accordingly, files and furnishes reports and other information with the SEC. Thomson Reuters PLC has its primary listing on the Official List of the UKLA and is subject to the Listing Rules and the Disclosure and Transparency Rules applicable to companies with a primary listing on the LSE. Similar to Thomson Reuters Corporation, Thomson Reuters PLC is subject to the information requirements of the US Exchange Act. To the extent permitted under applicable laws, Thomson Reuters Corporation and Thomson Reuters PLC intend to file or furnish all disclosure documents and any reports, statements or other information with the Canadian securities regulators, the UK Financial Services Authority and the SEC on a joint basis.
The primary financial statements for Thomson Reuters shareholders are the consolidated financial statements of Thomson Reuters Corporation. Those statements, which will account for Thomson Reuters PLC as a subsidiary, will be presented in accordance with Canadian GAAP and will include a voluntary reconciliation to IFRS and a reconciliation to US GAAP until no longer required by the SEC. Management of Thomson Reuters intends to present Thomson Reuters financial statements in accordance with IFRS as soon as permitted by regulatory authorities in Canada. Thomson Reuters financial statements will be presented in US dollars.
To comply with European Union and UK regulatory and filing requirements, Thomson Reuters PLC will also publish its own consolidated financial statements (excluding Thomson Reuters Corporation and its subsidiaries) prepared in accordance with IFRS and presented in British pounds sterling or US dollars.
Stock Exchange Listings and Index Participation
Thomson Reuters Corporation and Thomson Reuters PLC maintain separate stock exchange listings. Thomson Reuters Corporation common shares are listed and traded on the TSX and the NYSE under the symbol “TRI” and the Series II Preference Shares are listed on the TSX under the symbol “TRI.PR.B”. Admission of the Thomson Reuters PLC ordinary shares to the Official List of the UKLA and to trading on the LSE’s main market for listed securities became effective and unconditional trading commenced in the Thomson Reuters PLC ordinary shares at 8:00 a.m. (London time) on April 17, 2008 under the symbol “TRIL”. American Depositary Shares (“ADSs”), each representing six Thomson Reuters PLC ordinary shares, commenced trading at 9:30 a.m. (New York time) on April 17, 2008 on the Nasdaq Global Select Market. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by Deutsche Bank Trust Company Americas, as depositary under a deposit agreement, dated April 17, 2008 (the “Deposit Agreement”), among Thomson Reuters PLC, the Depositary and ADR holders. The ADSs trade under the symbol “TRIN.”
It is expected that Thomson Reuters Corporation will remain eligible for inclusion in the S&P/TSX series of indices and Thomson Reuters PLC will be eligible for inclusion in the FTSE UK series of indices.
The Dual Listed Company Structure
Overview
Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed — Thomson Reuters Corporation and Thomson Reuters PLC. The two parent companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Key features of the DLC structure include the following:
•	Thomson Reuters Corporation and Thomson Reuters PLC remain separate publicly listed companies;

•	the boards of directors of the two companies comprise the same individuals, as do the companies’ executive management;

•	shareholders of the two companies ordinarily vote together as a single decision-making body, including in the election of directors;

•	shareholders of the two companies receive equivalent cash dividends and capital distributions;

•	each company has guaranteed all contractual obligations of the other company and will guarantee other obligations as agreed; and

•	a take-over bid or similar transaction is required to be made for shares of both companies on an equivalent basis.
Detailed information about the arrangements giving effect to the DLC structure is contained under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents”.

The following simplified diagrams illustrate the structures of Thomson and Reuters prior to the Transaction and the current structure of Thomson Reuters following the Transaction.
Structures of Thomson and Reuters Prior to the Transaction

Notes:

1.	Includes Woodbridge, which as of April 11, 2008 beneficially owned approximately 70% of the outstanding Thomson common shares.

2.	In addition to common shares, Thomson had 6,000,000 Series II Preference Shares issued and outstanding as of April 11, 2008.

3.	Includes ADSs, each of which represented six Reuters ordinary shares.

Structure of Thomson Reuters After the Transaction

Notes:

1.	Includes Woodbridge, which as of April 11, 2008 beneficially owned approximately 70% of the outstanding Thomson common shares.

2.	Thomson Reuters Corporation continues to have 6,000,000 Series II Preference Shares issued and outstanding.

3.	Includes ADSs, each of which represents six Thomson Reuters PLC ordinary shares.

4.	Reuters Group Limited is an indirect wholly-owned subsidiary of Thomson Reuters PLC (except for Reuters ordinary shares held by employee benefit trusts of Reuters).

5.	Reflects the initial asset reorganization that Thomson Reuters Corporation and Thomson Reuters PLC intend to implement following the Transaction. Thomson Reuters Corporation and Thomson Reuters PLC may carry out other reorganizations of their assets from time to time. See “The Dual Listed Company Structure” in this Item 4A.

Separate Entities and Listings
Under the DLC structure, Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group.
Thomson Reuters Corporation and Thomson Reuters PLC are separate publicly listed companies. Thomson shareholders continued to hold their shares of Thomson, renamed as Thomson Reuters Corporation at the closing of the Transaction and, under the Reuters Scheme, Reuters shareholders exchanged their Reuters ordinary shares for ordinary shares of Thomson Reuters PLC and cash.
Thomson Reuters Corporation common shares are listed and traded on the TSX and the NYSE under the symbol “TRI” and the Series II Preference Shares are listed on the TSX under the symbol “TRI.PR.B”. Admission of the Thomson Reuters PLC ordinary shares to the Official List of the UKLA and to trading on the LSE’s main market for listed securities became effective and unconditional trading commenced in the Thomson Reuters PLC ordinary shares at 8:00 a.m. (London time) on April 17, 2008 under the symbol “TRIL”. ADSs, each representing six Thomson Reuters PLC ordinary shares commenced trading at 9:30 a.m. (New York time) on April 17, 2008, on the Nasdaq Global Select Market. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by Deutsche Bank Trust Company Americas, as depositary under the Deposit Agreement among Thomson Reuters PLC, the Depositary and ADR holders. The ADSs trade under the symbol “TRIN”.
It is expected that Thomson Reuters Corporation will remain eligible for inclusion in the S&P/TSX series of indices and Thomson Reuters PLC will be eligible for inclusion in the FTSE UK series of indices.
Unified Board and Management
The boards of directors of Thomson Reuters Corporation and Thomson Reuters PLC are comprised of the same individuals, as are the companies’ executive management. The two companies will pursue business objectives established by the Thomson Reuters board and management, who will evaluate these strategies and other operational decisions from the perspective of Thomson Reuters as a whole. In addition to their normal fiduciary duties to the company concerned, the directors of each company will have regard to the best interests of the other company and its shareholders.
For details of the initial membership of the Thomson Reuters board and management, see Item 6A. “Directors and Senior Management — Management and Governance of Thomson Reuters — Thomson Reuters Board”. Resolutions relating to the appointment, election, re-election or removal of any director will be voted upon by shareholders of Thomson Reuters Corporation and Thomson Reuters PLC as Joint Electorate Actions. See “Equalization of Economic and Voting Interests” in this Item 4A. below.
The capital of Thomson Reuters will be deployed and managed in a way which the Thomson Reuters board considers most beneficial to Thomson Reuters. Assets of Thomson Reuters will be owned, directly or indirectly, by whichever of Thomson Reuters Corporation or Thomson Reuters PLC is determined to be most efficient and appropriate under the then prevailing circumstances. Thomson Reuters assets may accordingly be owned, directly or indirectly, from time to time by Thomson Reuters Corporation or Thomson Reuters PLC or by the two companies. Under the DLC structure, transfers of assets within Thomson Reuters may be made from time to time. Such transfers are considered to be in the ordinary course of business and may be made without the approval of shareholders.
In order to facilitate the ongoing efficient cash management and operation of the Thomson Reuters business, Thomson Reuters Corporation and Thomson Reuters PLC intend to implement an initial, substantial reorganization of their assets. This reorganization includes subsidiaries of Thomson Reuters Corporation transferring certain of their assets to subsidiaries of Thomson Reuters PLC and subsidiaries of Thomson Reuters Corporation acquiring debt and minority share interests in certain subsidiaries of Thomson Reuters PLC. In addition, subsidiaries of Thomson Reuters PLC will transfer certain of their assets to subsidiaries of Thomson Reuters Corporation and subsidiaries of Thomson Reuters PLC will acquire debt and/or a minority share interest in certain subsidiaries of Thomson Reuters Corporation.

Equalization Principles
The Equalization and Governance Agreement requires that Thomson Reuters Corporation and Thomson Reuters PLC observe certain principles to ensure that the economic and voting rights of holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares are equivalent. These principles are briefly described below. See also Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Equalization and Governance Agreement”.
A ratio (the “Equalization Ratio”) determines the economic and voting interests represented by a Thomson Reuters PLC ordinary share relative to the economic and voting interests of a Thomson Reuters Corporation common share and underpins the relationship of the two companies. Initially, the Equalization Ratio is 1:1 and, as a result, one Thomson Reuters PLC ordinary share has equivalent rights to distributions of income and capital and voting rights as one Thomson Reuters Corporation common share.
Dividends and Distributions
If Thomson Reuters Corporation declares or pays a cash dividend to holders of its common shares, then Thomson Reuters PLC must declare or pay to holders of its ordinary shares a cash dividend in an equivalent amount per share. The equivalent cash dividend is calculated before deduction of any withholding taxes or tax payable by or on behalf of, and disregarding any tax benefit available to, a shareholder of Thomson Reuters.
Thomson Reuters PLC may not declare or pay a cash dividend unless Thomson Reuters Corporation first declares or pays a cash dividend. If Thomson Reuters PLC is prohibited by applicable laws from declaring or paying or is otherwise unable to declare or pay the equivalent cash dividend, Thomson Reuters Corporation and Thomson Reuters PLC will, as far as practicable, enter into such transactions as are necessary so as to enable Thomson Reuters PLC to pay such dividend.
On closing of the Transaction, Thomson Reuters Corporation issued the Equalization Share to Thomson Reuters PLC. If Thomson Reuters Corporation is required to make an equalization payment to Thomson Reuters PLC (or is required to take action and elects to do so by means of a payment to Thomson Reuters PLC), Thomson Reuters Corporation will make such payment as a dividend on the Equalization Share, unless the board of directors of Thomson Reuters Corporation determines, with a view to the best interests of Thomson Reuters Corporation, to make such payment by another means.
Matching Actions
If Thomson Reuters Corporation takes any action, other than a cash dividend, that would provide a holder of a Thomson Reuters Corporation common share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which would otherwise disadvantage a holder of a Thomson Reuters PLC ordinary share relative to a holder of a Thomson Reuters Corporation common share, then:
•	Thomson Reuters PLC must undertake a Matching Action to ensure that the economic benefits and voting rights of a holder of one Thomson Reuters PLC ordinary share relative to a holder of one Thomson Reuters Corporation common share are maintained in proportion to the then prevailing Equalization Ratio; or

•	an appropriate adjustment to the Equalization Ratio must be made, to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) for a holder of one Thomson Reuters PLC ordinary share relative to a holder of one Thomson Reuters Corporation common share, unless the Thomson Reuters board determines that the benefit to holders of Thomson Reuters Corporation common shares is de minimis or the costs of doing so would be disproportionate to the benefits that would be realized by holders of Thomson Reuters PLC ordinary shares. The Thomson Reuters board is required to take into account the effect of all prior unadjusted actions in deciding whether a Matching Action or an adjustment to the Equalization Ratio is appropriate and if any adjustment is made it must take into account all such prior unadjusted actions.

Thomson Reuters PLC may not make any distribution of capital or income or take any other action that would provide a holder of a Thomson Reuters PLC ordinary share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which would otherwise disadvantage a holder of a Thomson Reuters Corporation common share relative to a holder of a Thomson Reuters PLC ordinary share other than as a Matching Action.
Cross-Guarantees
Thomson Reuters Corporation and Thomson Reuters PLC each guarantees all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and other obligations as agreed. Thomson Reuters PLC guarantees all contractual obligations of Reuters existing as of the Effective Date and, as a result, those obligations are covered by Thomson Reuters Corporation’s guarantee of Thomson Reuters PLC’s obligations.
Creditors of Thomson Reuters Corporation and Thomson Reuters PLC entitled to the benefit of the guarantees have been, to the extent possible, placed in the same position as if the obligations were owed by Thomson Reuters. In light of these guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC is exposed to the credit risk of the other. Accordingly, it is anticipated that both companies will share the same credit rating.
See Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Cross-Guarantees”.
Insolvency
In the event that Thomson Reuters PLC is, or is likely to become, insolvent, Thomson Reuters Corporation must seek to ensure that the economic returns made or otherwise available to a holder of Thomson Reuters PLC ordinary shares relative to the economic returns available to a holder of Thomson Reuters Corporation common shares are in due proportion having regard to the Equalization Ratio (“Economic Equivalence”).
In that event, Thomson Reuters Corporation has the right either to offer Thomson Reuters Corporation common shares to holders of Thomson Reuters PLC ordinary shares pro rata to their holdings of Thomson Reuters PLC ordinary shares in consideration for such Thomson Reuters PLC ordinary shares, or to make a payment to holders of Thomson Reuters PLC ordinary shares, in either case, in such amount and in such proportion to ensure that Economic Equivalence is achieved. If Thomson Reuters Corporation does not exercise this right, Thomson Reuters Corporation must make payments to the creditors of Thomson Reuters PLC and then to Thomson Reuters PLC, such that Economic Equivalence is achieved.
If both Thomson Reuters Corporation and Thomson Reuters PLC are insolvent, and if Thomson Reuters Corporation has surplus assets available for distribution to Thomson Reuters Corporation shareholders after the payment of all debts, then Thomson Reuters Corporation will pay to the holders of Thomson Reuters PLC ordinary shares a liquidation distribution which is equivalent on a per share basis in accordance with the Equalization Ratio.
Support Arrangements
Although Thomson Reuters Corporation is obligated to support Thomson Reuters PLC with respect to dividends and other cash distributions and in the event of the insolvency of Thomson Reuters PLC, Thomson Reuters PLC does not have any reciprocal obligations in favor of Thomson Reuters Corporation. These arrangements have been structured to avoid adverse Canadian income tax treatment of dividends paid and received on the Thomson Reuters Corporation common shares. Thomson Reuters does not consider these arrangements to be material to holders of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.

The dividend policy of the Thomson Reuters board provides that dividends are declared from the perspective of Thomson Reuters taken as a whole. Thomson Reuters does not believe that Thomson Reuters Corporation’s support obligation affects in any way the dividends or other cash distributions available to holders of either Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.
The Cross-Guarantees, which apply to all contractual obligations, including indebtedness, of Thomson Reuters Corporation and Thomson Reuters PLC, expose each company to the credit risk of the other. Accordingly, Thomson Reuters believes that, in the event of insolvency, the insolvency would affect Thomson Reuters as a whole rather than either Thomson Reuters Corporation or Thomson Reuters PLC alone.
Voting Arrangements
Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC ordinarily vote together as a single decision-making body, including in the election of directors.
Joint Electorate Actions. On all matters other than those which constitute Class Rights Actions or Procedural Resolutions, all Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders vote together as a single decision-making body. These matters, called “Joint Electorate Actions”, include:
•	the appointment, election, re-election or removal of any director of Thomson Reuters Corporation or Thomson Reuters PLC;

•	to the extent such receipt or adoption is required by applicable laws, the receipt or adoption of the financial statements or accounts of Thomson Reuters Corporation or Thomson Reuters PLC, or financial statements or accounts prepared on a consolidated basis, other than any financial statements or accounts in respect of the period(s) ended prior to the Effective Date;

•	a change of name of Thomson Reuters Corporation or Thomson Reuters PLC; and

•	the appointment or removal of the auditors of Thomson Reuters Corporation or Thomson Reuters PLC.
Class Rights Actions. On specified matters where the interests of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders may diverge, the shareholders of each company vote separately. These matters, called “Class Rights Actions”, are as follows:
•	the voluntary liquidation of either company;

•	any adjustment to the Equalization Ratio other than in accordance with the Equalization and Governance Agreement;

•	any amendment to, or termination of, the Equalization and Governance Agreement, the Special Voting Share Agreements or the Cross-Guarantees, other than: (i) any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders; or (ii) is necessary to correct any inconsistency or manifest error as may be agreed by the Thomson Reuters board;

•	any amendment to, removal or alteration of the effect of (which includes the ratification of any breach of) any of the Thomson Reuters Corporation Entrenched Provisions or the Thomson Reuters PLC Entrenched Provisions other than: (i) any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders; or (ii) is necessary to correct any inconsistency or manifest error as may be agreed by the Thomson Reuters board;

•	a change in the corporate status of Thomson Reuters Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of Thomson Reuters PLC from a public limited company incorporated in England and Wales with its primary listing on the Official List of the UKLA (unless such change occurs in connection with a termination of the Equalization and Governance Agreement in circumstances not requiring approval as a Class Rights Action);

•	any other action or matter the Thomson Reuters board determines (either in a particular case or generally) should be approved as a Class Rights Action; and

•	any action to be approved as a Class Rights Action pursuant to the Equalization and Governance Agreement.
Matters that are Class Rights Actions may not be implemented unless they have been approved by the requisite majority of the votes cast by the Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders voting separately.
Procedural Resolutions. Procedural or technical resolutions do not constitute either Joint Electorate Actions or Class Rights Actions and are voted on separately by the relevant Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders. Such “Procedural Resolutions” include any resolution:
•	that certain people be allowed to attend or be excluded from attending a meeting;

•	that discussion be closed and a question put to a vote (provided no amendments have been raised);

•	that a question under discussion not be put to a vote;

•	to proceed with matters in an order other than that set out in the notice of a meeting;

•	to adjourn a debate (for example, to a subsequent meeting); and

•	to adjourn a meeting.
Special Voting Shares
To effect the voting arrangements described above, the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles each provides for the issuance of a Special Voting Share. Two new special voting trusts, Thomson Reuters Corporation Special Voting Share Trust and Thomson Reuters PLC Special Voting Share Trust, have been formed for the sole purpose of holding these Special Voting Shares.
Thomson Reuters Corporation will issue a Special Voting Share to the Thomson Reuters Corporation Special Voting Share Trustee, which will exercise the voting rights attached to that Special Voting Share at Thomson Reuters Corporation shareholders’ meetings so as to give effect to the voting results recorded at the parallel Thomson Reuters PLC shareholders’ meeting. Thomson Reuters PLC will issue a similar Special Voting Share to the Thomson Reuters PLC Special Voting Share Trustee, which will exercise the voting rights attached to that Special Voting Share at Thomson Reuters PLC shareholders’ meetings so as to give effect to the voting results recorded at the parallel Thomson Reuters Corporation shareholders’ meeting.
On Joint Electorate Actions, the Thomson Reuters Corporation Special Voting Share carries the number of votes cast at the parallel meeting of Thomson Reuters PLC shareholders (as adjusted by the Equalization Ratio and rounded up to the nearest whole number) and the Thomson Reuters PLC Special Voting Share carries the number of votes cast at the parallel meeting of Thomson Reuters Corporation shareholders (as adjusted by the Equalization Ratio and rounded up to the nearest whole number).
On Class Rights Actions, the Special Voting Shares carry voting rights only if the proposed action has not been approved at the parallel meeting of the Thomson Reuters PLC shareholders or Thomson Reuters Corporation shareholders, as the case may be. In that event, the Special Voting Shares carry such number of votes in respect of the proposed action as would be sufficient to defeat it. These voting rights reflect the requirement that Class Rights Actions be approved by the shareholders of each of Thomson Reuters Corporation and Thomson Reuters PLC voting separately.

Neither Special Voting Share carries any voting rights on Procedural Resolutions. Procedural Resolutions are determined by the relevant company’s shareholders.
See Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents” under the headings “Thomson Reuters Corporation Articles” and “Special Voting Share Agreements.”
Equivalent Treatment in Relation to Take-Overs
Thomson Reuters believes that it is essential to the implementation and operation of the DLC structure that holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares be treated on an equivalent basis with respect to any take-over bid or similar transaction for those shares. Accordingly, neither Thomson Reuters Corporation nor Thomson Reuters PLC may accept, approve or recommend, or propose publicly to approve or recommend, or enter into any agreement, arrangement or understanding with a third party related to, any take-over bid or similar transaction with respect to Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares unless such take-over bid or similar transaction constitutes a Qualifying Take-Over Bid.
A Qualifying Take-Over Bid means an offer or offers to acquire (by way of a take-over bid or similar transaction) all of the outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares which are made in compliance with applicable laws, and which:
•	are made to all holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares;

•	are undertaken with respect to the Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares at or about the same time; and

•	are equivalent (although not necessarily the same) in all material respects to the holders of Thomson Reuters Corporation common shares, on the one hand, and the holders of Thomson Reuters PLC ordinary shares, on the other hand, including with respect to:
-	the consideration offered for such shares (taking into account exchange rates and the Equalization Ratio);

-	the information provided to such holders;

-	the time available to such holders to consider such offers; and

-	the conditions to which the offers are subject.
If at any time a party offers to acquire or acquires one or more Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares and, after giving effect to such acquisition, such party: (i) would beneficially own or beneficially owns Thomson Reuters Corporation common shares in an amount equal to 20% or more of the outstanding Thomson Reuters Corporation common shares; (ii) would have an interest in or be interested in 30% or more of the outstanding Thomson Reuters PLC ordinary shares (taking into account Thomson Reuters PLC ordinary shares in which persons acting in concert are interested); or (iii) would have an interest in or be interested in such number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares (taking into account Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares in which persons acting in concert are interested) to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast 30% or more of all votes entitled to be cast on a Joint Electorate Action by all shareholders of Thomson Reuters Corporation and Thomson Reuters PLC (excluding the holder of the Thomson Reuters Corporation Special Voting Share and the holder of the Thomson Reuters PLC Special Voting Share), such offer or acquisition being a “Triggering Event”, Thomson Reuters Corporation and Thomson Reuters PLC must, subject to applicable laws, take all actions within their control as are, in the view of the Thomson Reuters board, necessary or appropriate to procure that such party make a Qualifying Take-Over Bid, including adopting a shareholder rights plan and/or requesting that governmental agencies prohibit or otherwise prevent such offer or acquisition, unless:

•	either prior to or simultaneously with the Triggering Event, such party makes a Qualifying Take-Over Bid (and, in the event that such Qualifying Take-Over Bid was made prior to the Triggering Event, such Qualifying Take-Over Bid has not been withdrawn, abandoned or terminated prior to or simultaneously with the Triggering Event); or

•	the Triggering Event was an offer to acquire, or an acquisition of, outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares made pursuant to an exemption from the take-over bid provisions of applicable laws, where the value of the consideration paid for any such shares acquired is not in excess of the respective market values thereof at the date of acquisition.
Acquisitions of Thomson Reuters PLC ordinary shares or Thomson Reuters Corporation common shares by either Thomson Reuters Corporation or Thomson Reuters PLC or any of their respective subsidiaries do not constitute Triggering Events.
Woodbridge has agreed that it will not tender any Thomson Reuters Corporation common shares beneficially owned by it from time to time, or any Thomson Reuters PLC ordinary shares in which it is interested from time to time, to, or otherwise support, a take-over bid or similar transaction made by a party in respect of whom a Triggering Event has occurred unless that transaction is, or is made pursuant to or in accordance with, a Qualifying Take-Over Bid by such party or the transaction is made on an exempt basis, as described above, and that it will not sell or otherwise transfer any such shares or otherwise support the sale or transfer of any such shares to a party if the sale or transfer would result in the occurrence of a Triggering Event unless the sale or transfer is, or is made pursuant to or in accordance with, a Qualifying Take-Over Bid by such party or the sale or transfer is made on an exempt basis, as described above.
See Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents” under the headings “Equalization and Governance Agreement” and “Thomson Reuters Corporation Articles”.
Reuters Trust Principles
Thomson Reuters Corporation and Thomson Reuters PLC are parties to the Amended Deed of Mutual Covenant. Under the Amended Deed of Mutual Covenant, each of Thomson Reuters Corporation, Thomson Reuters PLC and Reuters Founders Share Company has covenanted with English, Australian and New Zealand press associations (the “Press Associations”) to use its best endeavors to ensure that the Reuters Trust

Principles are complied with in relation to Thomson Reuters. Those principles are:
•	that Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

•	that the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•	that Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

•	that Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.
The Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-Laws and the Thomson Reuters PLC Articles include provisions to safeguard the Reuters Trust Principles.
Thomson Reuters Corporation has issued to Reuters Founders Share Company a Reuters Founders Share, which enables Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters Corporation threaten the Reuters Trust Principles. The Reuters Founders Share in Thomson Reuters Corporation entitles Reuters Founders Share Company to vote in circumstances where a party (defined in the Thomson Reuters Corporation Articles as an “Acquiring Person”), other than one that has been approved by Reuters Founders Share Company (an “Approved Person”) or an entity within Thomson Reuters, has become or becomes the beneficial owner of 15% or more of the outstanding voting shares of Thomson Reuters Corporation or has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of such outstanding voting shares. In general, votes cast by Reuters Founders Share Company, alone or in combination with votes cast by Approved Persons, will be sufficient either to negate the voting power of the Acquiring Person or to constitute the requisite majority voting power.
Thomson Reuters PLC has issued to Reuters Founders Share Company a Reuters Founders Share, which enables Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters PLC threaten the Reuters Trust Principles. The Reuters Founders Share in Thomson Reuters PLC entitles Reuters Founders Share Company to vote in circumstances where a party (defined in the Thomson Reuters PLC Articles as an “Acquiring Person”), other than an Approved Person or an entity within Thomson Reuters, has become or becomes “interested” in 15% or more of the outstanding voting shares of Thomson Reuters PLC or has obtained or is attempting to obtain the ability to control the exercise of 30% or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC. In general, votes cast by Reuters Founders Share Company, alone or in combination with votes cast by Approved Persons, will be sufficient either to negate the voting power of the Acquiring Person or to constitute the requisite majority voting power.
Woodbridge, the controlling shareholder of Thomson Reuters, has entered into the Reuters Trust Principles Support Agreement, which provides for Woodbridge to support the Reuters Trust Principles and to exercise its voting rights to give effect to this support. In addition, under the Reuters Trust Principles Support Agreement, Reuters Founders Share Company has irrevocably designated Woodbridge as an Approved Person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.
The following is an overview of the Amended Deed of Mutual Covenant and the Reuters Trust Principles Support Agreement and those provisions of the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles that are intended to safeguard the Reuters Trust Principles.

Amended Deed of Mutual Covenant
•	Each of Thomson Reuters Corporation, Thomson Reuters PLC and Reuters Founders Share Company covenants with the Press Associations to use its best endeavors to ensure that the Reuters Trust Principles are complied with.

•	The Thomson Reuters board will have due regard to the Reuters Trust Principles and to the rights and duties of the Reuters Trustees insofar as, by the proper exercise of its powers and in accordance with the other duties of directors, those principles are capable of being observed by the Thomson Reuters board.

•	Thomson Reuters Corporation and Thomson Reuters PLC will have an office of editor-in-chief of the news services of Thomson Reuters and will provide Reuters Founders Share Company with the opportunity to consult with the Thomson Reuters board prior to appointing an individual to, or removing an individual from, such office.

•	Thomson Reuters Corporation and Thomson Reuters PLC will keep Reuters Founders Share Company informed of material matters relating to the business and affairs of Thomson Reuters that may reasonably be expected to affect the interests of Reuters Founders Share Company in relation to the Reuters Trust Principles.

•	Reuters Founders Share Company will keep Thomson Reuters Corporation and Thomson Reuters PLC informed regarding its views on matters relating to the conduct of the business and affairs of Thomson Reuters in relation to the Reuters Trust Principles.
Thomson Reuters Corporation Articles
•	As holder of the Reuters Founders Share, Reuters Founders Share Company is entitled to receive notice of all meetings of shareholders and is entitled to attend and speak at any such meeting. It is entitled to vote separately as a class in respect of a resolution pertaining to any matter for which its prior written consent is required.

•	The rights attaching to the Reuters Founders Share may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company.

•	Without the prior written consent of Reuters Founders Share Company, Thomson Reuters Corporation may not take certain fundamental corporate actions, including liquidation, dissolution or winding-up, paying dividends in kind, effecting a reorganization (other than an internal reorganization involving entities within Thomson Reuters), amalgamating with unaffiliated entities and removing or altering certain provisions in the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-Laws relating to Reuters Founders Share Company and the Reuters Founders Share.

•	If any party, other than an Approved Person or an entity within Thomson Reuters, has become or becomes the beneficial owner of 15% or more of the outstanding voting shares of Thomson Reuters Corporation, the Reuters Founders Share will carry voting rights that allow it to negate the voting power of such party by casting the same number of votes as are cast, and in the same manner as such votes are cast (for, against, withheld or abstain), by the Thomson Reuters Corporation Special Voting Share Trustee and holders of voting shares of Thomson Reuters Corporation (aside from such party), in each case multiplied by one hundred.

•	If any party, other than an Approved Person or an entity within Thomson Reuters, becomes or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation, the Reuters Founders Share will carry the following voting rights in respect of Joint Electorate Actions, or Class Rights Actions if the proposed action has been approved at the parallel meeting of the Thomson Reuters PLC shareholders: (i) if there are no Approved Persons or

Approved Persons beneficially own shares to which are attached not more than 35% of the votes entitled to be cast on the proposed resolution, the right to cast a sufficient number of votes to approve or defeat such resolution; (ii) if Approved Persons beneficially own shares to which are attached more than 35% but less than the requisite majority of the votes entitled to be cast on such resolution, the right to cast the greater of (x) a number of votes equal to the number of votes attached to voting shares beneficially owned by such party plus one and (y) a number of votes sufficient to constitute the requisite majority of votes entitled to be cast on such resolution, in combination with votes attached to all voting shares beneficially owned by Approved Persons and cast in accordance with the Relevant Terms of Approval; or (iii) if Approved Persons beneficially own, and cast in accordance with the Relevant Terms of Approval the votes attached to, voting shares to which are attached the requisite majority of the voting shares entitled to be cast on such resolution, no right to cast any vote.

•	Reuters Founders Share Company has the right to requisition a meeting of Thomson Reuters Corporation shareholders.

•	For so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, the Thomson Reuters Corporation board of directors may invite the Reuters Trustees to attend meetings of the Thomson Reuters Corporation board of directors and to confer with the Thomson Reuters Corporation board of directors. Reuters Founders Share Company will make representations to the Thomson Reuters Corporation board of directors on matters of general interest to Thomson Reuters Corporation and will cause the Reuters Trustees to be generally available for consultation with the Thomson Reuters Corporation board of directors.

•	The directors of Thomson Reuters Corporation will, in the performance of their duties, have due regard to the Reuters Trust Principles insofar as, by the proper exercise of their powers as directors and in accordance with their other duties as directors, the Reuters Trust Principles are capable of being observed by the directors.
Thomson Reuters PLC Articles
•	As holder of the Reuters Founders Share, Reuters Founders Share Company is entitled to receive notice of all meetings of shareholders and will be entitled to attend and speak at any such meeting. It is entitled to vote separately as a class in respect of a resolution pertaining to any matter for which the prior written consent of Reuters Founders Share Company is required.

•	The rights attaching to the Reuters Founders Share may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company.

•	Without the prior written consent of Reuters Founders Share Company, Thomson Reuters PLC may not take certain fundamental corporate actions, including liquidation or winding-up, paying dividends in kind, effecting a reconstruction and amending, removing or altering certain provisions in the Thomson Reuters PLC Articles relating to Reuters Founders Share Company and the Reuters Founders Share.

•	If any party, other than an Approved Person or an entity within Thomson Reuters, becomes interested in 15% or more of the outstanding voting shares of Thomson Reuters PLC, the Reuters Founders Share will carry voting rights that allow it to negate the voting power of such party by casting the same number of votes as are cast, and in the same manner as such votes are cast (for, against, withheld or abstain), by the Thomson Reuters PLC Special Voting Share Trustee and holders of voting shares of Thomson Reuters PLC (aside from such party), in each case multiplied by one hundred.

•	If any party, other than an Approved Person or an entity within Thomson Reuters, has obtained or is attempting to obtain the ability to control the exercise of 30% or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC, the Reuters Founders Share will carry the following voting rights in respect of Joint Electorate Actions or Class Rights

Actions if the proposed action has been approved at the parallel meeting of the Thomson Reuters Corporation shareholders: (i) if there are no Approved Persons or Approved Persons are interested in shares to which are attached not more than 35% of the votes entitled to be cast on the proposed resolution, the right to cast a sufficient number of votes to approve or defeat such resolution; (ii) if Approved Persons are interested in shares to which are attached more than 35% but less than the requisite majority of the votes entitled to be cast on such resolution, the right to cast the greater of (x) a number of votes equal to the number of votes attached to voting shares in which such party is interested plus one and (y) a number of votes sufficient to constitute the requisite majority of votes entitled to be cast on such resolution, in combination with votes attached to all voting shares in which Approved Persons are interested and cast in accordance with the Relevant Terms of Approval; or (iii) if Approved Persons are interested in, and cast in accordance with the Relevant Terms of Approval the votes attached to, voting shares to which are attached the requisite majority of the voting shares entitled to be cast on such resolution, no right to cast any vote.

•	Reuters Founders Share Company has the right to requisition a meeting of Thomson Reuters PLC shareholders.

•	For so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, the Thomson Reuters PLC board of directors may invite the Reuters Trustees to attend meetings of the Thomson Reuters PLC board of directors and to confer with the Thomson Reuters PLC board of directors. Reuters Founders Share Company will make representations to the Thomson Reuters PLC board of directors on matters of general interest to Thomson Reuters PLC and will cause the Reuters Trustees to be generally available for consultation with the Thomson Reuters PLC board of directors.

•	The directors of Thomson Reuters PLC will, in the performance of their duties, have due regard to the Reuters Trust Principles insofar as, by the proper exercise of their powers as directors and in accordance with their other duties as directors, the Reuters Trust Principles are capable of being observed by the directors.
Reuters Trust Principles Support Agreement
•	Reuters Founders Share Company has designated Woodbridge as an Approved Person for the purposes of the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles. This designation is irrevocable for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

•	Woodbridge will vote its voting shares of Thomson Reuters Corporation and Thomson Reuters PLC in a manner consistent with the Reuters Trust Principles.

•	Woodbridge will give Reuters Founders Share Company as much advance notice as practicable in the circumstances of how it intends to vote at meetings of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC with a view to providing Reuters Founders Share Company with a reasonable opportunity to determine whether the manner in which Woodbridge intends to vote is inconsistent with the Reuters Trust Principles. Woodbridge will use its best efforts to give such notice to Reuters Founders Share Company before meeting materials are disseminated to shareholders but will, in any event, give such notice to Reuters Founders Share Company not less than ten days prior to the date of the applicable shareholders’ meeting. Reuters Founders Share Company will notify Woodbridge of its determination as soon as practicable. All disagreements and disputes between Woodbridge and Reuters Founders Share Company as to the manner in which Woodbridge intends to vote at shareholders’ meetings will be brought to the attention of the President of Woodbridge and the Chairman of Reuters Founders Share Company, who will try to resolve the disagreement or dispute, failing which the disagreement or dispute will be submitted to final and binding arbitration. Where a shareholders’ meeting of Thomson Reuters Corporation or Thomson Reuters PLC is to be held before the disagreement or dispute is resolved, Woodbridge will, subject to applicable laws, take all actions within its control as are necessary or appropriate to ensure that the subject of the disagreement or dispute is not proposed for consideration at such meeting, including by voting in favor of the postponement or adjournment of the shareholders’ meeting, and refrain from voting on the disputed matter.
•	Woodbridge will use its best efforts as a shareholder of Thomson Reuters Corporation and Thomson Reuters PLC to ensure that the Reuters Trust Principles are complied with in relation to Thomson Reuters.

•	Without the prior written consent of Reuters Founders Share Company, Woodbridge will not transfer any voting shares of Thomson Reuters Corporation or Thomson Reuters PLC to any person that is not an Approved Person, where the transferee would become an Acquiring Person under the Thomson Reuters Corporation Articles or the Thomson Reuters PLC Articles.

•	Without the prior written consent of Reuters Founders Share Company, Woodbridge will not purchase securities of any class of Thomson Reuters Corporation or Thomson Reuters PLC if, as a result of such transaction, securities of that company would cease to be eligible for listing on a stock exchange on which that company’s securities are then listed.

•	Upon the request of Reuters Founders Share Company, Woodbridge will promptly requisition the Thomson Reuters board to call a meeting of shareholders of Thomson Reuters Corporation and/or Thomson Reuters PLC for such purpose as Reuters Founders Share Company, in its sole and absolute discretion, thinks fit.
Principal capital expenditures and divestitures
Thomson Information
For information regarding Thomson’s principal capital expenditures and divestitures, see Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007, under the headings “Overview — Acquisitions”, “Overview — Dispositions”, and “Results of Operations — Discontinued Operations”, filed as part of this Annual Report on Form 20-F.
Reuters Information
For information regarding Reuters principal capital expenditures and divestitures, see Annex A-8, notes to the financial statements of Reuters for the year ended December 31, 2007, under notes “36 Acquisitions”, “37 Disposals”, and “38 Post balance sheet events” filed as part of this Annual Report on Form 20-F.
     ITEM 4B. Business Overview
Overview of Thomson Reuters
Thomson Reuters is a leading global provider of electronically delivered critical information and decision support tools to businesses and professionals.
By combining Thomson’s strength in North America with Reuters strength in Europe, the Middle East and Asia, Thomson Reuters created a business with a global brand and presence that will allow it to grow faster than either Thomson or Reuters could have on its own.
Thomson Reuters serves the legal, financial services, tax and accounting, scientific, healthcare and media markets, and is organized in two divisions:
•	Markets, which consists of the previous Reuters business combined with Thomson Financial; and

•	Professional, which consists of Thomson’s previous non-financial business segments — Legal, Tax & Accounting, Scientific and Healthcare.
Thomson Reuters expects to leverage its products and services and technology platforms across its businesses to create enhanced offerings that respond to customers’ evolving information and decision-making needs. By offering products and services that Thomson Reuters believes will improve productivity and result in competitive advantage, Thomson Reuters aims to be at the center of its customers’ daily activities. Thomson Reuters believes this will lead to strong and enduring relationships with customers.
Corporate headquarters is located in New York, New York, with key staff also located in Stamford, Connecticut and London, UK.
Key Pro Forma Financial Information
The following table sets forth certain key pro forma financial information for the year ended December 31, 2007 for Thomson Reuters. This information has been extracted or derived from the unaudited pro forma financial information set out under Item 3A. “Selected Financial Information — Unaudited Canadian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation”, which has been compiled from financial statements prepared in accordance with Canadian GAAP as applied by Thomson and Canadian GAAP financial information on Reuters from the Reuters unaudited reconciliations summarizing the material differences between IFRS as applied by Reuters and Canadian GAAP as applied by Thomson.
2007 Pro Forma Financial Information

Revenues	$12.4 billion
59% — Markets
41% — Professional

Operating profit	$1.5 billion

Operating profit margin	11.8%

For more information on the unaudited pro forma financial information for Thomson Reuters, see Item 3A. “Selected Financial Information — Unaudited Canadian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation”.
Strategy
Thomson Reuters has adopted the following strategies:
Capitalize on a global brand and presence to drive international growth.
In 2007, Thomson generated 83% of its total revenues in North America. In contrast, Reuters generated 73% of its revenues in 2007 in Europe, the Middle East, Asia and Africa. Thomson Reuters plans to capitalize on Reuters trusted, authoritative brands and global reach to grow its global customer base and profit from serving their expanding needs.
For example, Reuters well-established brand and sales channels in Asia, the Middle East and other expanding markets will help Thomson Reuters participate in the natural growth of these economies. Thomson Reuters will also look to grow its Professional division by leveraging Reuters well-established reputation and networks in over 140 countries around the world. Similarly, Thomson’s technology and marketing skills will help grow Reuters existing businesses.

Approximately 90% of Thomson Reuters offerings will be electronic, which should enable it to deliver information and decision support tools efficiently to customers around the globe.
Deliver greater value to customers through a broader range of electronically delivered critical information and decision support tools.
Thomson Reuters will have strong cross-business capabilities which will allow it to provide improved products, services and other benefits to its customers. For example, content from the Professional division, including the Legal and Scientific units, is expected to help broaden and deepen Reuters existing offerings, and the inclusion of Reuters news service in various Professional offerings will allow these customers to become better informed, which Thomson Reuters believes will provide them with competitive advantage. In addition, collaboration tools, advanced search capabilities and machine-readable protocols will be utilized across Thomson Reuters, resulting in enhanced products and services for its customers.
Combining the best of Thomson and Reuters technological platforms, capabilities and resources is expected to spur innovation and further enhance the quality and competitiveness of Thomson Reuters critical information and decision support tools. Thomson Reuters believes this will allow it to meet customers’ growing demands for broader, faster and more deeply integrated information and decision support services.
Integrate Thomson and Reuters businesses to accelerate growth and capture synergies.
Central to the creation of Thomson Reuters is the integration of Thomson Financial with Reuters to create the new Markets division. The complementary nature of these two businesses is expected to present growth opportunities. Thomson Financial’s buy-side focus combined with Reuters sell-side strength will create complementary and unique products and services for customers in both segments.
In addition to growth opportunities, there are areas of overlap between Reuters and Thomson Financial that will allow for significant cost savings through integration. Cost-saving opportunities also exist in many other areas across Thomson Reuters, including technology procurement, third-party data suppliers, data centers and infrastructure. Further savings will be realized by integrating the Thomson and Reuters corporate functions.
Leverage increased revenue diversity and scale, financial strength and capital deployment to maximize shareholder return.
Thomson Reuters plans to manage its businesses and deploy its capital to maximize returns to shareholders over the long term. Shareholders are expected to benefit from greater diversity in revenue streams and a larger capital base following the creation of Thomson Reuters. Also, Thomson Reuters business model will focus on: (i) increasing the proportion of revenue generated from electronically delivered information and services and from recurring revenues; and (ii) generating higher levels of free cash flow from operations while also maintaining a strong balance sheet. Thomson Reuters plans to make disciplined investment decisions, deploying capital to drive growth and achieve further operating efficiencies across the businesses.
By focusing on, and balancing, both growth and profitability, Thomson Reuters believes it will be able to increase returns to shareholders, including in the form of dividends and share buy-backs, while allocating sufficient capital to be reinvested in existing businesses and to fund acquisitions.

Businesses, Products and Services
The Markets division’s strong position in the financial services and media markets is complemented by the range of businesses operated by the Professional division.
Markets
The Markets division will include the units described below.
•	Sales & Trading — a leading provider of information, trading and post-trade connectivity requirements of buy-side and sell-side customers in the foreign exchange, fixed income, equities and other exchange-traded instruments, and commodities and energy markets. The Sales & Trading unit consists of Reuters existing unit and Thomson Financial’s Fixed Income and Institutional Equities businesses and Omgeo.

•	Enterprise — a leading provider of information and software that supports business automation within the capital markets. The Enterprise unit consists of Reuters existing unit and Thomson Financial’s enterprise businesses. Major brands include Kondor+, RMDS, Datascope, and PORTIA.

•	Investment & Advisory — a leading provider of information and decision support tools and integration services to portfolio managers, wealth managers, investment bankers, research analysts and corporate executives. The Investment & Advisory unit consists of Reuters existing Research & Asset Management businesses and Thomson Financial’s Investment Management, Investment Banking, Wealth Management, Corporate Services and Content Strategy businesses. Major brands include Lipper, First Call, Reuters Knowledge, Datastream and Thomson ONE.

•	Media — a leading provider of comprehensive and timely global information and news services to the world’s newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services online, mobile and IPTV platforms.
Professional
The Professional division will include the units described below.
•	Legal — a leading provider of critical information, decision support tools and services to legal, intellectual property, compliance, business and government professionals throughout the world. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Thomson CompuMark, Thomson Elite, FindLaw, LIVEDGAR and Sweet & Maxwell.

•	Tax & Accounting — a leading provider of critical information, decision support tools and software applications for tax and accounting professionals in North America. Major brands include Checkpoint, Creative Solutions and RIA.

•	Scientific — a leading provider of critical information and decision support tools to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces. Major brands include Derwent World Patents Index, MicroPatent, Thomson Pharma, Web of Science and ISI Web of Knowledge.

•	Healthcare — a leading provider of critical information and decision support tools to physicians and other professionals in the healthcare, corporate and government marketplaces. Major brands include Medstat, Micromedex, PDR (Physicians’ Desk Reference) and Solucient.
Corporate Headquarters
The corporate headquarters of Thomson Reuters seeks to foster a group-wide approach to management while allowing the Markets and Professional divisions sufficient operational flexibility to serve their customers effectively. The corporate headquarters is responsible for overall direction on technology, communications, investor relations, tax, accounting, finance, treasury and legal, and administers certain human resources services, such as employee compensation, benefits administration and training and development.

Thomson Reuters corporate headquarters will work closely with the Markets and Professional divisions in setting strategy, allocating capital, driving innovation and fostering talent across all the Thomson Reuters businesses and then will oversee implementation of these initiatives and assesses the results. For each of these key initiatives, management intends to build upon the strong processes previously existing at both Thomson and Reuters.
•	Strategy and capital allocation. Thomson Reuters will deploy its capital in opportunities in existing and new businesses that it believes will provide the highest returns with appropriate levels of risk. Allocation decisions will be made based on measurable return estimates and detailed risk analysis.

•	Innovation. Thomson Reuters plans to develop new products and services, technologies and business models informed by the current and future needs of customers. In depth understandings of the relevant markets and the ability to respond to changes will be fostered and rewarded at all levels of the organization. Thomson Reuters strength in technology will help promote innovation.

•	Talent. Thomson Reuters senior management understands that attracting, retaining and motivating talented employees is crucial to the success of its businesses. Talent management will be aligned with business strategy and integrated into organizational processes, helping drive a world-class, integrated and engaging approach to attracting, developing, motivating and retaining a talented workforce.
Employees
Thomson Reuters has over 50,000 employees before expected voluntary attrition and targeted job reductions. Thomson Reuters has a world class, customer-focused employee base, skilled senior management, and a vibrant culture of innovation.
Some of the cost savings arising from the integration of the Thomson and Reuters businesses are expected to be realized through job reductions. Thomson Reuters has not finalized any rationalization plans and will determine the location and amount of any reductions based on business considerations, including the impact on employees. In connection with any job reductions, Thomson Reuters intends to inform and consult with appropriate employee representative bodies, such as unions and works councils, and to safeguard applicable employment rights. Thomson Reuters evaluation of its business needs and operational efficiencies may also result in the relocation or consolidation of some of its operations.
Each of Thomson and Reuters believed and Thomson Reuters believes it has good relations with its employees and Thomson Reuters senior management team is committed to maintaining those good relations.
Dividend Policy of Thomson Reuters
All Thomson Reuters shareholders, whether holding Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, will receive dividends in an equivalent per share amount (for so long as the Equalization Ratio is 1:1), disregarding any amounts that may be required to be withheld or deducted in respect of taxes and any other tax consequences. We anticipate that the Thomson Reuters board will adopt a target dividend payout ratio that is comparable to Thomson’s historical target dividend payout ratio of approximately 40% of annual free cash flow. On that basis, we anticipate that our initial dividend policy will provide for the payment of a quarterly dividend of $0.27 per share. The Thomson Reuters board plans to review the dividend policy in the first quarter of each fiscal year.

Thomson Reuters 2008 Dividend Schedule
We anticipate that the following dividends will be paid to shareholders of Thomson, Reuters and Thomson Reuters during 2008.

Thomson Reuters
Corporation &
Thomson
	Thomson	Reuters	Reuters PLC
March/May 2008 [1]	$0.27000	£0.07000	—
Record Date	02/21/2008	03/25/2008	—
Payment Date	03/17/2008	05/01/2008	—
April 2008 – Interim Dividends – Closing [2]	$0.31747	£0.03240	—
Record Date	04/16/2008	04/16/2008	—
Payment Date	05/01/2008	05/01/2008	—
June 2008 [3]	—	—	—
Record Date	—	—	—
Payment Date	—	—	—
September 2008 [4]	—	—	0.22253
Record Date	—	—	08/21/2008
Payment Date	—	—	09/15/2008
December 2008	—	—	0.27000
Record Date	—	—	11/20/2008
Payment Date	—	—	12/15/2008

Notes:

1.	Represents a regular quarterly dividend for Thomson shareholders in relation to the fourth quarter of 2007, and a second-half 2007 dividend for Reuters shareholders.

2.	Represents accrued/pro-rated dividends from January 1, 2008 through April 16, 2008. For Thomson shareholders, the accrual/pro-ration is based on $0.27 per share. For Reuters shareholders, the accrual/pro-ration is based on £0.0551 per share.

3.	As a result of the interim dividends to be paid for the period up to April 16, 2008, we do not contemplate paying a dividend in June, as has been Thomson’s practice.

4.	Represents an accrued/pro-rated dividend from April 17, 2008 through June 30, 2008, based on a quarterly dividend of $0.27 per share.
Historical Information about Thomson
Corporate Structure
The following provides information about Thomson’s principal subsidiaries as of December 31, 2007. As of that date, Thomson beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of Thomson, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of Thomson as of December 31, 2007, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above. Thomson’s legal structure was not indicative of its operational structure.

Jurisdiction of
Subsidiary	Incorporation/Formation

Thomson Canada Limited	Ontario, Canada
Thomson Holdings S.A.	Luxembourg
Thomson Finance S.A.	Luxembourg
LiveNote Technologies Ltd.	England and Wales
LiveNote Inc.	Delaware, U.S.A.
Engate LLC	Delaware, U.S.A.
Emica Corporation	Delaware, U.S.A.
Thomson U.S. Holdings Inc.	Delaware, U.S.A.
THI (U.S.) Inc.	Delaware, U.S.A.
Thomson U.S. Inc.	Delaware, U.S.A.
The Thomson Corporation Delaware Inc.	Delaware, U.S.A.
Thomson Holdings Inc.	Delaware, U.S.A.
Thomson Finance Company	Delaware, U.S.A.
Thomson TradeWeb LLC	Delaware, U.S.A.
Thomson Healthcare Inc.	Delaware, U.S.A.
Physicians’ Desk Reference Inc.	Florida, U.S.A.
Thomson Financial Holdings Inc.	Delaware, U.S.A.
Thomcorp Holdings Inc.	New York, U.S.A.
Thomson Scientific Inc.	Pennsylvania, U.S.A.
Thomson Professional & Regulatory Inc.	Texas, U.S.A.
Quantitative Analytics, Inc.	Illinois, U.S.A.
Thomson Financial LLC	Delaware, U.S.A.
Thomson Legal & Regulatory Inc.	Minnesota, U.S.A.
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.
Thomson International SA	Luxembourg
The Thomson Corporation PLC	England and Wales
The Thomson Organization Limited	England and Wales
TTC (1994) Limited	England and Wales
Thomson Information & Publishing Holdings Limited	England and Wales
Thomson Information & Solutions Limited	England and Wales
Thomson Legal & Regulatory Limited	England and Wales
Thomson Financial Limited	England and Wales

Description of the Business
Overview
Prior to the Effective Date, Thomson was one of the world’s leading information services providers with 2007 revenues of approximately $7.3 billion. The following discussion relates to Thomson prior to the Effective Date. Thomson is focused on providing products and services that:
•	serve business and professional customers;

•	target customer segments and sub-segments that it believes provide the best opportunities for growth and profitability;

•	integrate critical, must-have data with software, tools and services;

•	generate subscription-based or recurring revenues;

•	reach customers directly through a technology platform;

•	integrate into customers’ workflows; and

•	are scalable and leverageable.
Thomson serves customers principally in the following sectors: law, financial services, tax, accounting, scientific research and healthcare.
Thomson has a leading position and well recognized and respected brands in each of its principal sectors. Thomson’s revenues in 2007 (which exclude all discontinued operations) were approximately $7.3 billion and it derived approximately 81% of its revenues from subscription and other similar contractual arrangements, which are generally recurring in nature. In 2007, Thomson derived 83% of its revenues from operations in North America.
Thomson delivers information electronically to customers through the Internet, dedicated transmission lines, compact discs and handheld wireless devices. Electronic delivery of Thomson’s products and services improves its ability to provide additional products and services to existing customers and to access new customers around the world. In 2007, electronic, software and services revenues comprised 82% of total revenues. Thomson also delivers some of its products and services in print format.
During 2007, Thomson operated in five segments. The following table summarizes certain information about each of the segments and corporate center. Information regarding countries with operations and employees is as of December 31, 2007.

Segments and Corporate Center

			% of 2007
			Revenues from
			Electronic,
	2007[1]	% of 2007	Software and	Countries with
	Revenues	Revenues	Services	Operations	Employees

Thomson Legal	3,318	45	67	21	12,900
Thomson Financial	2,186	30	98	35	8,600
Thomson Tax & Accounting	705	10	88	3	3,800
Thomson Scientific	651	9	96	23	2,700
Thomson Healthcare	452	6	83	9	1,800
Corporate	—	—	—	24	3,100
Eliminations	(16)	—	—	—	—
Total	7,296	100	82	44	32,900

Note:

1.	Audited; in millions of US dollars. See “Note 23: Segment Information” in Thomson’s audited financial information for the year ended December 31, 2007 set out in Exhibit 99.2 filed as part of this Annual Report on Form 20-F.
While Thomson is a Canadian company, its operational headquarters are based in Stamford, Connecticut. Thomson’s corporate center supports its business operations. By centralizing key functions in its corporate center, Thomson fosters a company-wide approach while allowing its segments sufficient operational flexibility and scope for initiative in dealing with customers. In addition to identifying new business opportunities and acquisitions, the corporate center oversees the planning processes of the segments and their implementation of strategy and assesses their performance. The corporate center develops and executes capital strategy, including tax planning, and determines Thomson’s overall direction on technology. In addition, Thomson’s corporate center is responsible for overseeing the training and development of senior executives.
In 2007, Thomson completed the sale of Thomson Learning, which included businesses that served the higher education, careers, library reference, corporate e-learning and e-testing markets. Thomson received gross proceeds of approximately $8.2 billion.
In the tables included below in this section, countries are indicated in parenthesis where brands are principally associated with products and services offered in countries other than the United States.
Thomson Legal
Overview
Thomson Legal is a leading provider of legal and compliance information, software and workflow solutions to law firms, courts, government bodies, corporations, academic institutions and other professional customers. Thomson Legal offers a broad range of products and services that utilize its electronic databases of legal, regulatory and business information. Thomson Legal is one of the largest publishers of legal casebooks, treatises, textbooks and related materials for legal professionals and law schools. Its offerings also include software to assist lawyers with practice management functions, including financial, accounting and timekeeping applications, document management, case management and other back office functions. Thomson Legal also offers Internet-accessible legal directories, website creation and hosting services and law firm marketing solutions to assist its customers in their client development initiatives. It also provides bar exam preparatory courses and continuing legal educational programs. Thomson Legal also provides strategic consulting advisory services and technology hosting services to the legal industry. During 2007, Thomson Legal provided products and services to leading law firms around the world and its databases are some of the largest in the world.
Thomson Legal consists of two business groups:
•	North American Legal; and

•	International Legal & Regulatory.
In 2007 and 2006, Thomson Legal generated revenues of approximately $3.3 billion and $3.0 billion, respectively. The following table provides additional information regarding Thomson Legal’s revenues in 2007 and 2006.

	% of Total Revenues
	2007	2006

Electronic, software and services	67%	66%
From North America	84%	84%
Recurring/subscription-based	83%	84%
Products and Services
Thomson North American Legal. Through its West and West-related businesses, Thomson North American Legal is a leading provider in the United States of legal information-based products, software and services. The following provides information about its major brands.

Major Brands	Principal Products and Services	Customers

West Westlaw Westlaw Litigator Westlaw Business	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals
LiveNote	Deposition, transcript and court reporting software and services	Lawyers, courts and court reporters and investigators
Carswell (Canada)	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals
WestlaweCarswell (Canada)	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals
West km	Integrated knowledge management software	Lawyers, law students, law librarians and other legal professionals
Thomson Elite Elite 3E	Law firm management software, competitive intelligence	Lawyers, law firm finance and operations and business development professionals

Major Brands	Principal Products and Services	Customers

West Monitor Suite	Business and market intelligence solutions	Lawyers, law firm finance, operations and business development professionals
ProLaw	Law firm management software, competitive intelligence	Lawyers, law firm finance, operations and business development professionals
Hildebrandt International Baker Robbins	Strategic, technology and information consulting advisory services	Lawyers, law firm finance, operations and business development professionals
Thomson Litigation Consulting	Litigation consulting and support services	Lawyers, law firm finance, operations and business development professionals
FindLaw HubbardOne	Web-based legal directory, website creation and hosting services and law firm marketing solutions	Lawyers and legal professionals
Foundation Press West Law School Publishing BAR/BRI West LegalEdcenter LegalWorks	Textbooks, study aids, bar review courses, continuing education materials and seminars	Law students, lawyers and legal professionals
Thomson North American Legal provides legal and regulatory solutions to large law firms, significant government organizations and law schools in the United States and to small and medium-sized law firms and corporate in-house legal professionals. Its information includes case law, statutes, administrative material, law reviews and treatises, competitive intelligence, securities filings, lawyer profiles, legal commentary, news, public records and legal forms, in electronic and print formats. Thomson North American Legal offered its customers the information they need from approximately 32,000 databases as of December 31, 2007.
Thomson North American Legal’s West business publishes cases, statutes and other legal information and enhances them with headnotes, synopses, key numbers and other editorial annotations prepared by its staff of attorneys and editorial professionals. Thomson believes that these editorial annotations facilitate more productive research by its customers, enabling them to be more efficient and effective.
Westlaw is the business’ primary online delivery platform. Westlaw offers numerous search features and navigation tools that enable customers to search relevant Westlaw databases to find specific points of law, build tables of authorities or search for topically related commentary. Law firms of all sizes can tailor their Westlaw subscription to meet their unique practice needs. Westlaw also includes KeyCite, an online citation research service that, among other things, enables customers to trace the history of a case, statute, administrative decision or regulation to determine if it is still authoritative. It also allows the customer to retrieve a list of cases that cite a particular case or compile a table of authorities.
Westlaw Litigator, a service designed to assist attorneys with all phases of litigation, is a current focus of investment and product development. Westlaw Litigator combines relevant case law research materials with practical tools for case evaluation, pre-trial investigation, settlement negotiation and trial preparation and presentation. In 2006, Thomson North American Legal acquired LiveNote, a leading provider of transcript and evidence management software to litigators and court reporters. LiveNote brings new functionality to the Thomson suite of litigation solutions and Thomson North American Legal now provides its customers seamless access to all of the specific facts of a case, including case law, briefs, depositions, litigation profiles, dockets and court testimony.

The acquisition of Global Securities Information and its LIVEDGAR service in 2005 enhanced Thomson North American Legal’s ability to provide corporate and transactional lawyers with value-added services for preparing and completing commercial transactions, such as securities offerings, mergers and acquisitions and investment management. During the third quarter of 2007, Thomson North American Legal launched Westlaw Business, which is supported by Global Securities Information securities filing content, and allows transactional lawyers to more efficiently and effectively draft documents, research applicable law and regulatory rules and opinions, and help its clients negotiate business deals.
Thomson North American Legal acquired Oden Insurance Services in early 2007, which enhanced its regulatory and compliance center offerings to the insurance industry and support for law firms.
Carswell provides integrated knowledge and business solutions for the legal, finance and human resources markets in Canada. Online delivery to the legal market is provided through WestlaweCarswell.
Thomson Elite offers a range of software that assists law firms and government agencies with front office and back office management functions, including document management, case management, general ledger accounting, timekeeping, billing and records management. Thomson Elite has been integrated with the ProLaw business to offer a broad legal software suite of products, as well as realize sales, marketing, product development, customer service and other operational efficiencies. While its software customers are primarily based in the United States, Thomson Elite is currently expanding internationally. In 2006, the business launched Elite 3E, an advanced browser-based business optimization platform that offers powerful core financial and practice management features, including built-in collaboration, automation and a rapid application development environment in one integrated high-performance system.
FindLaw offers client development services in the United States that include legal directories, website development, marketing solutions, legal news, a legal career center and other legal resources. Thomson North American Legal believes that the FindLaw.com portal was the highest trafficked legal website as of December 31, 2007 with an average of approximately 2.4 million unique monthly visitors during 2007. FindLaw charges law firms a fee to be included in its online legal directories but users may search its legal directories and other products and services free of charge. FindLaw provided website development and hosting services to more than 8,600 law firms in 2007. In 2006, FindLaw launched FirmSite en Español to enable law firms to offer Spanish-language content on their websites so they can better market themselves online to the Hispanic community.
Hildebrandt International, which Thomson North American Legal acquired in 2005, is a leading provider of strategic consulting advisory services to law firms, corporate law departments and government law departments throughout the world. In 2007, Thomson North American Legal acquired Baker Robbins, a leading provider of technology and information management consulting to law firms and law departments and also launched Thomson Litigation Consulting, a new consulting practice that provides litigation consulting and support to law firms.
West Education Group is a leading provider of educational solutions to legal professionals and law students in the United States. Through BAR/BRI, Thomson North American Legal provides bar examination review courses and materials. North American Legal also has a legal textbook publishing business with over 1,800 titles as of December 31, 2007, making it a leading provider of casebooks and other learning materials to law students in the United States. Its West LegalEdCenter provides online continuing legal education materials and offers one of the largest selections of video and audio continuing legal education programs on the Internet, including approximately 19,000 hours of US-accredited content as of December 31, 2007.

Thomson International Legal & Regulatory. Thomson International Legal & Regulatory provides services to a number of markets primarily outside of North America. The following provides information about Thomson International Legal & Regulatory’s major brands.

Major Brands	Principal Products and Services	Customers

Westlaw[1] Sweet & Maxwell (UK, Asia) IDS (UK) Aranzadi (Spain) Civitas (Spain) Karnov (Denmark and Sweden) Lawbook (Australia) Brookers (New Zealand) La Ley (Argentina) Lawtel (UK)	Legal information-based products and services	Lawyers, law students, law librarians, corporate legal professionals, government agencies and trademark professionals
White Book (UK, Asia)
Archbold (UK)
Taxpoint (Australia) PowerTax (Australia)	Tax and accounting information and software-based products and services	Professional accounting firms, corporate, finance and accounting departments, law firms and governments
Thomson CompuMark SAEGIS (North America, EMEA)	Trademark search and protection information services	Business and legal and trademark professionals

Note:

1.	United Kingdom, Denmark, Hong Kong, Spain, Sweden and through a joint venture, Japan.
Thomson International Legal & Regulatory operates legal information businesses in various countries outside of North America. As of December 31, 2007, these countries were Argentina, Australia, China, Denmark, France, Hong Kong, India, Ireland, Japan, Malaysia, the Netherlands, New Zealand, Singapore, Spain, Sweden and the United Kingdom through local operations. Through these businesses, Thomson International Legal & Regulatory provides a range of primary materials, such as case law and statutes, and secondary materials, including treatises and legal commentary specific to the countries in which it operates. The portfolio includes online, print and compact disc products.
In the United Kingdom, Thomson International Legal & Regulatory’s Westlaw UK service offers a combination of legal information from the United Kingdom and the EU that is derived from its legal publishing businesses in those jurisdictions, together with information licensed from third parties. Thomson International Legal & Regulatory also operates Lawtel, a UK online legal information service.
Outside of the United Kingdom, Thomson International Legal & Regulatory offers country-specific online legal services. As of December 31, 2007, these services were provided in Argentina, Australia, Denmark, Hong Kong, New Zealand, Spain and Sweden. In each case, Thomson International Legal & Regulatory offers local content, owned or licensed by its operations in that region, supplemented with relevant information from other regions of the world.
In addition, Thomson International Legal & Regulatory also provides a basic Westlaw service, known as Westlaw International. As of December 31, 2007, Westlaw International was provided in over 60 countries. Through Westlaw International, Thomson International Legal & Regulatory is able to offer its current online products and services to customers in markets where it may not have an existing publishing presence or has not yet developed a fully customized Westlaw service.
In 2006, Thomson International Legal & Regulatory formed a joint venture in Japan with Shin Nippon Hoki Shuppan K.K. to establish Westlaw Japan K.K., a business that has recently introduced a new online service created expressly for what is estimated to be one of the world’s largest legal information marketplaces. Shin Nippon Hoki Shuppan is a leading provider of print-based legal information in Japan.

Thomson International Legal & Regulatory also offered tax and accounting information and software based products and services in Argentina, Australia, Denmark, New Zealand and the United Kingdom as of December 31, 2007. The product portfolio includes online, print and software products and solutions to assist tax and accounting professionals in supporting the needs of their clients in compliance reporting and filings.
Through Thomson CompuMark, Thomson International Legal & Regulatory operates a global trademark business. As of December 31, 2007, Thomson International Legal & Regulatory maintained databases containing all current trademark registrations in over 200 countries, including the United States, Canada, China, Japan, Mexico, South Korea and most European countries. Thomson International Legal & Regulatory also offers a wide range of products and services that cover all aspects of developing and protecting trademarks, including enabling customers to screen them, determine their availability, protect them from infringement and search domain names.
Competition
Thomson Legal’s primary global competitors in the legal and regulatory information market are Reed Elsevier (which operates Lexis-Nexis) and Wolters Kluwer NV with which Thomson Legal competes in the United States and in most of the other countries in which it operates. Thomson Legal also competes with other companies in the United States and in its international markets which provide legal and regulatory information, practice management and client development services.
Thomson Financial
Overview
Thomson Financial is a leading provider of integrated information and technology applications to the global financial services industry. Thomson Financial offers a broad range of financial data and develops individual workflow solutions and services. These services are specifically designed for trading professionals, portfolio managers, investment bankers, stockbrokers, financial planners, corporate executives and treasury and investor relations professionals to optimize their decision making and performance.
Thomson Financial divides its core business into three groups:
•	Corporate, Investment Banking & Investment Management;

•	Equities, Fixed Income & Wealth Management; and

•	Omgeo.
In 2007 and 2006, Thomson Financial generated revenues of approximately $2.2 billion and $2.0 billion, respectively. The following table provides additional information regarding Thomson Financial’s revenues in 2007 and 2006.

	% of Total Revenues
	2007	2006
Electronic, software and services	98%	98%
From North America	75%	79%
Recurring/subscription-based	80%	82%

Products and Services
Thomson Financial offers a variety of content, analytical applications and transaction platforms to financial professionals worldwide in the following segments:
•	Investment banking;

•	Wealth management;

•	Investment management;

•	Institutional equities;

•	Fixed income;

•	Corporate management;

•	Institutional research;

•	Hedge funds; and

•	Private equity and consultants.
While Thomson Financial continues to sell many of its products and services separately, its applications are also combined under the Thomson ONE brand to provide integrated workflow solutions. Thomson ONE is a flexible open architecture framework that allows for easy integration and delivery. This platform gives Thomson Financial the flexibility to customize its content offering to customers. Thomson ONE workflow solutions are designed to meet the distinct needs of professional users in each segment that Thomson Financial serves.
During 2007, the number of Thomson ONE workstations increased approximately 10% from approximately 140,950 to approximately 154,950 as a result of user migration from legacy products and new client wins. Thomson Financial continues to expand the capabilities of its Thomson ONE solutions and achieve continued growth in these workstations.
Thomson Financial derives its financial information from regulatory bodies, public sources, proprietary research, third party providers with which it has license arrangements, and contributors with which it has developed trusted relationships. To provide industry-leading, high-quality information, Thomson Financial employed a global research group of approximately 2,300 employees as of December 31, 2007. This group collects, enhances and manages all key content to deliver financial information to its clients. Its databases of financial information are some of the largest in the world and many have decades’ worth of invaluable history. Its global research group is cost efficient, ensures consistency and supports the workflow solutions offered by Thomson Financial.
Corporate, Investment Banking & Investment Management. Thomson Financial’s Corporate, Investment Banking & Investment Management group focuses on providing investment bankers, private equity and hedge fund professionals, corporate executives, investor relations personnel and asset managers with integrated information solutions to assist them in analyzing markets and pursuing and completing transactions, including precedent transaction analysis, company and market due diligence, financial analysis and modeling, preparation of presentation materials and securities offerings. Products are offered as distinct modules as well as through a comprehensive information solution.

The following table provides information about Thomson Financial’s major Corporate, Investment Banking & Investment Management brands.

Major Brands	Principal Products and Services	Customers

Thomson ONE Investment Banking	Analytical tools and databases of brokerage research, transactional data, institutional holdings data, current and historical earnings estimates, pricing information, SEC filings and news	Investment bankers and private equity professionals
SDC Platinum Investext Global Access Thomson Research Thomson ONE Investment Management Quantitative Analytics (TQA) Datastream I/B/E/S First Call Baseline StreetEvents	Security and portfolio analytical tools as well as databases of real-time equity and fixed income brokerage research, current and historical analyst forecast estimates, investor presentations, company accounts data, pricing data, global aggregated forecast data at the country, sector and industry levels, market indices data, institutional holdings data, SEC filings and news	Portfolio managers, portfolio analysts, buy-side traders and research analysts
Thomson ONE Investor Relations Thomson ONE Corporate Development	Internet-based software applications providing corporate information and news, stock surveillance services and outbound communications services	Investor relations professionals and corporate financial executives
Capital Markets Intelligence (CMI)	Market intelligence and analytical services for market valuation analysis	Investor relations professionals and corporations
The Corporate, Investment Banking & Investment Management group provides online financial data and research on companies, industries and markets that allow its customers to develop and analyze financial forecasts, market share, competition, industry trends, economic climates and key industry participants. Thomson Financial offers a range of customizable products and services that enable its customers to effectively and efficiently manage and execute each phase of the investment process, including research and analysis, investment decisions and stock selection.
Thomson Financial also offers institutional securities ownership information that enables its customers to analyze who may be buying, selling and holding securities as well as mergers and acquisitions transaction data that customers use to identify comparable transactions, business opportunities and business trends. In addition, customers can access news, stock price information and SEC filings and analyze this information with a set of comprehensive tools.
Thomson Quantitative Analytics is a leading provider of financial database integration and analysis solutions. Its software solutions are used by investment management firms for securities selection, modeling, back testing, portfolio construction and trading strategy development. Thomson Quantitative Analytics integrates multiple data sources, including proprietary customer data, to create an integrated database of financial information and provides a suite of analytical tools to query or mine the database for insights and trading ideas.
StreetEvents is used by investment managers to monitor the activities of their company portfolios. It has a robust electronic events calendar used by corporations to post notices of earnings releases and investor presentations. StreetEvents also has a database containing transcripts and archived webcasts of public company earnings conference calls.

For corporations, Thomson Financial provides information solutions primarily to investor relations professionals and financial executives. Thomson Financial offers online access to financial information, such as broker research, ownership and peer analysis, news, stock quotes, institutional profiles and contact data. Additionally, Thomson Financial provides services for the dissemination of corporate news releases, as well as comprehensive offerings for investor relations professionals that include hosting of investor websites, product webcasts for earnings calls and the dissemination of critical information to shareholders through common communication mechanisms. In 2006, Thomson Financial acquired AFX News, a European independent real-time financial news agency which provides equity-focused business, financial and economic news to the investment community. This acquisition complemented Thomson Financial News for investment professionals in North America.
Equities, Fixed Income & Wealth Management. The Equities, Fixed Income & Wealth Management group focuses on providing wealth managers, brokers and equity and fixed income traders with integrated information solutions to assist them in managing client portfolios, analyzing securities and executing securities transactions.
The following table provides information about Thomson Financial’s major Equities, Fixed Income & Wealth Management brands.

Major Brands	Principal Products and Services	Customers

Thomson ONE Wealth Management Thomson ONE Equity Sales Thomson ONE Fixed Income Thomson ONE Hedge Fund Trading InvestmentView Global Topic ILX	Electronic financial information, including real-time market data, such as pricing data, company information, news and analytics	Institutional traders, retail traders, investment advisors and hedge fund professionals
TradeWeb TradeWeb Retail	Online marketplace for fixed income securities and derivatives	Institutional and retail traders
Thomson Transaction Services	Back office data processing services	Brokers and dealers
AutEx	Electronic database and real-time network for trade order indications and trade executions	Equity traders
Thomson Transaction Analytics	Transaction cost analysis and trade execution compliance services	Brokers, market makers and exchanges
eXimius	Front-office private client investment management application	Wealth managers and investment advisors
Thomson Financial provides wealth managers with workflow solutions that combine market data, news and analysis with sophisticated financial planning and portfolio and client management tools. These workflow solutions are designed specifically to meet the needs of financial advisors, brokers and sales support staff requiring real-time market data, news, charts and quotes. Thomson InvestmentView provides hypothetical illustrations, client-ready presentations, financial planning calculators and detailed fund profiles designed exclusively for financial advisors. InvestmentView enables users to deliver personalized and timely recommendations, allowing them to focus on growing their client relationships and increasing assets under management.
TradeWeb is a leading over-the-counter, multi-asset class marketplace and a pioneer in the development of electronic trading and trade processing. The business provides services in the fixed income, derivatives and equity markets to clients in more than 50 countries. Since 1998, TradeWeb has operated a global trading network, which harnesses the distribution of 36 major investment banks with approximately 2,000 institutional clients as of December 31, 2007. During 2007, TradeWeb clients traded on average more than $250 billion daily using TradeWeb. TradeWeb is also a leading electronic straight-through-processing network for fixed income markets, providing dealers and buy-side institutions with paperless trade allocations and confirmations on its fully-integrated TradeXpressSTP network.
In 2007, the TradeWeb Routing Network typically handled over 1.2 billion shares traded per day with over 7,000 buy-side and sell-side connections. In addition to the TradeWeb Routing Network, Thomson Financial’s suite of electronic trading solutions includes AutEx, which is used globally for communicating pre-trade and order execution services between brokers and their buy-side trading partners. Through AutEx, a broker/dealer is able to send real-time indications (IOIs) to their institutional buy-side trading partners. The IOI appears in the buy-side trader’s AutEx user interface and the buy-side trader can then contact the broker/dealer to make the trade. Once the trade is complete, the broker/dealer reports the transaction to all AutEx subscribers via an advertised trade. This allows subscribers to obtain an intraday summary of trades and IOIs sent.
In October 2007, Thomson announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb. The partnership will utilize TradeWeb’s position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, in January 2008, the dealers invested $280 million in TradeWeb, $180 million of which was used to purchase a 15% stake in TradeWeb Markets, an entity that includes TradeWeb’s established markets, as well as Thomson Financial’s AutEx and order routing businesses.
Thomson and the dealers have also agreed to fund additional investment in asset class expansion through a new entity, TradeWeb NewMarkets. Thomson’s initial cash contribution to TradeWeb NewMarkets is $30 million, with a commitment for an additional $10 million of cash, as well as certain assets valued at approximately $30 million. The dealer consortium will contribute $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson will own 20% of TradeWeb NewMarkets and the consortium will own 80%.
The infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets, will support both companies. TradeWeb NewMarkets will pay a fee for services provided by TradeWeb Markets. Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones.
Thomson Transaction Analytics provides compliance technology and services to measure and audit agency trading activity, which allows users to fulfill regulatory requirements to provide their customers with best execution.
Thomson Transaction Services (formerly known as BETA Systems) allows brokerage firms to outsource the majority of their back office data processing activities, such as processing orders for securities and maintaining customer and firm accounts. Customers of Thomson Transaction Services are able to generate a range of customer account documents, including monthly customer statements, trade confirmations and real-time portfolios. Thomson Transaction Services interfaces with major clearing services, depositories and exchanges to process orders for securities.
In 2007, Thomson Financial acquired eXimius NV, enabling the seamless integration of Thomson Financial’s wealth management and investment management capabilities with the eXimius front-office private client investment management application. This has allowed Thomson Financial to offer a fully-integrated front-office solution for private banking and wealth management clients around the world.
Omgeo. In 2001, Thomson Financial formed Omgeo, a partnership with The Depository Trust & Clearing Corporation, to meet the expanding information and processing needs of its customers in the financial services industry, which resulted from a proposal to move from a three day (T+3) to a one day global settlement cycle (T+1). While the T+1 initiative has not yet been implemented, Omgeo is able to provide clients with a managed transition to a new and more efficient way of processing trades for straight-through processing and increasing trade settlement capabilities.

Competition
Thomson Financial competes with Bloomberg L.P., FactSet Research Systems Inc., Standard & Poor’s (a division of The McGraw-Hill Companies), SunGard Data Systems Inc, Broadridge Financial Solutions, Inc. and MarketAxess Holdings Inc., plus a number of other smaller firms, each of which focuses primarily on specific product and service areas within the various financial segments.
Thomson Tax & Accounting
Overview
Thomson Tax & Accounting provides tax and accounting professionals with regulatory information, software, services, tools and applications to assist them in their daily work. Thomson Tax & Accounting is one of the leading online suppliers of this type of information in the United States.
Thomson Tax & Accounting consists of three business groups:
•	Research & Guidance;

•	Professional Software & Services; and

•	Corporate Software & Services.
In 2007 and 2006, Thomson Tax & Accounting generated revenues of approximately $705 million and $598 million, respectively. The following table provides additional information regarding Thomson Tax & Accounting’s revenues in 2007 and 2006.

	% of Total Revenues
	2007	2006

Electronic, software and services	88%	84%
From North America	100%	100%
Recurring/subscription-based	94%	95%

Products and Services
The following provides information about Thomson Tax & Accounting’s major brands.

Major Brands	Principal Products and Services	Customers

Research & Guidance: RIA PPC Checkpoint Quickfinder Warren Gorham & Lamont (WG&L)	Tax and accounting information-based products and services	Professional accounting firms, corporate, finance and accounting departments, law firms and governments
Professional Software & Services: Creative Solutions GoSystem UltraTax GoFileRoom	Tax and accounting software and services focused on compliance and management solutions	Professional accounting firms, tax preparers, bookkeepers and enrolled agents
Corporate Software & Services: InSource CrossBorder Solutions Tax Partners TrustEase eComply Fiduciary Practice Systems ePropertyTax	Tax and accounting software and services focused on compliance and document management	Corporate tax departments and financial services firms
Tax and accounting information is available in both electronic and print formats. Thomson Tax & Accounting’s business is currently focused on developing integrated research and workflow solutions utilizing products from its software and information businesses to create a broader offering to tax and accounting professionals.
Through its Research & Guidance businesses, Thomson Tax & Accounting offers a variety of tax, accounting and auditing-related information and solutions. Checkpoint is its online integrated tax and accounting solution which provides expert guidance, information, analysis and forms from various Thomson Tax & Accounting products and services (RIA, WG&L, PPC) as well as third party content. This information is linked to comprehensive legislative, administrative and case materials. For example, Checkpoint’s CompareIt allows users to link to coverage of similar topics from one state to another, from state to federal, and from treaty to treaty across countries. Checkpoint’s Create-a-Chart allows users to capture pertinent multi-state tax information in one convenient table. Checkpoint covers US federal, state and local taxation, international taxation, estate planning, pension and benefits, payroll, SEC compliance, GAAP compliance, internal auditing and financial management.
Software offered by the Professional Software & Services businesses performs payroll, write-up, bookkeeping, audit and practice management functions and enables accounting firms to interact with their clients through the Internet. Thomson Tax & Accounting’s software also assists its customers in the preparation of tax returns and enables them to file tax returns electronically.
Through its Corporate Software & Services businesses, Thomson Tax & Accounting provides corporate tax departments with a specialized range of products for managing corporate tax, bank and trust accounting, from tax preparation software to complete tax preparation services. In the first quarter of 2007, Thomson Tax & Accounting acquired CrossBorder Solutions, a tax software company whose products expanded its transfer pricing offerings and enhanced its tax provisions offerings. In the third quarter of 2007, Thomson Tax & Accounting acquired the Deloitte Tax LLP Property Tax Services business, a provider of property tax compliance outsourcing and consulting services, such as real estate appeals and complex property valuation. Thomson Tax & Accounting expects this acquisition to enhance ePropertyTax’s compliance outsourcing service line.

Thomson Tax & Accounting’s customers are primarily in the United States and Canada.
Competition
Thomson Tax & Accounting’s primary competitor across all customer segments is CCH (owned by Wolters Kluwer NV). Other major competitors include Intuit in the professional software and services market, MLM in the corporate software and services market and BNA in the information market. Thomson Tax & Accounting also competes with a number of smaller firms across the tax and accounting landscape.
Thomson Scientific
Overview
Thomson Scientific is a leading provider of information services to support scientific research and discovery. Primary customer segments include researchers, scientists, intellectual property specialists, and information professionals in the academic, pharmaceutical, corporate and government marketplace. At the core of Thomson Scientific’s solutions is a collection of comprehensive and authoritative content derived from academic, scientific, technical and medical journals, global patent authorities and public sources. Thomson Scientific supplements the collected information, in many cases, with proprietary analysis and indexing prepared by its staff of expert editors. Thomson Scientific further enhances the value of this information by combining it with analytical and visualization tools to make it more accessible and of greater utility to its customers.
In 2007 and 2006, Thomson Scientific generated revenues of approximately $651 million and $602 million, respectively.
The following table provides additional information regarding Thomson Scientific’s revenues in 2007 and 2006.

	% of Total Revenues
	2007	2006

Electronic, software and services	96%	95%
From North America	72%	70%
Recurring/subscription-based	74%	76%
Products and Services
Thomson Scientific’s solutions assist scientists and other research-oriented professionals in all stages of the research and development (R&D) cycle from scientific discovery to product release. Thomson Scientific’s business operates primarily in the secondary publishing market. As a secondary publisher, Thomson Scientific enhances the value of primary publication information by abstracting, indexing, integrating and ranking the information so it is more accessible to its customers. Thomson Scientific’s products and services add further value by providing integrated workflow solutions that enable access and management of high quality and relevant published materials for researchers, information specialists and administrators in diverse fields. Thomson Scientific provides complementary products and services, such as bibliographic software programs, manuscript authoring and submission workflow solutions, and intellectual property portfolio management and annuity services. The majority of Thomson Scientific’s products are easily accessible, searchable databases available over the web and other electronic formats (e.g. Web of Knowledge, Thomson Pharma, Thomson Innovation). Thomson Scientific also customizes its products for particular industries or other customer groups.
Thomson Scientific’s solutions are used by many academic institutions, research libraries, large global pharmaceutical, biotechnology, chemical, electronics and other high-technology companies to advance research and development, to protect and leverage patent portfolios, and to track competition.

The following table provides information about Thomson Scientific’s major brands.

Major Brands	Principal Products and Services	Customers

ISI Web of Knowledge	Comprehensive and integrated platform that includes the Web of Science as well as third party hosted content, editorially selected websites, and tools to access, analyze and manage research information	Research scientists and scholars, government agencies, research libraries and universities and colleges
Web of Science	Comprehensive database providing a source for journal article-cited references and access to abstracted and indexed journals	Research scientists and scholars, government agencies, research libraries and universities and colleges
Thomson Pharma	Integrated web platform that delivers scientific literature, patents, commercial and regulatory information, company news communications, professional meeting reports and other relevant content	Intellectual property professionals, R&D professionals, lawyers, business intelligence staff
Thomson Innovation	Integrated web platform providing a global collection of intellectual property content, scientific literature, analytical and visualization tools, and document services	Pharmaceutical and biotechnology companies
Derwent World Patents Index	Comprehensive database of English language patent abstracts from approximately 40 patent authorities around the world including coverage of China, Japan and Korea	Intellectual property professionals, R&D professionals, lawyers and business intelligence staff
Prous Integrity	Integrated web platform delivering drug discovery content and analytic functionality for biologists and chemists	Pharmaceutical and biotechnology companies, academic centers and research institutes
Within Thomson Scientific’s academic and government division, the ISI Web of Knowledge integrated platform offers a single point of entry for scholarly researchers. This electronic service extends its users’ access to research information by offering an integrated collection of databases which, as of December 31, 2007, covered almost 22,000 peer-reviewed professional journals, leading scientific and patent information databases, journal citation reports, approximately 12,000 meetings and conference proceedings and over 7,500 evaluated scientific websites. Its advanced interface enables its customers to search a single platform or multiple databases concurrently and links customers to full-text journal articles provided by publishers while also allowing for the seamless return to its service. As of December 31, 2007, the bibliographic references in its databases covered the period from 1900 to the present. Its databases and websites are also viewed as important distribution channels by authors and publishers of journals. Over 3,000 institutions worldwide rely on the Web of Knowledge to conduct their research.
In 2006, Thomson Scientific acquired ScholarOne. ScholarOne’s products, which are sold to scientific, technical and medical journal publishers and scientific conference organizers, provide a web-based system that allows research authors, peer reviewers and journal editors to streamline and accelerate the article and conference-related content submission, review and evaluation process.
Thomson Scientific’s pharmaceutical and chemical division provides extensive drug-specific information for all stages of the product lifecycle. Thomson Pharma integrates content from many of Thomson Scientific’s key products with information from other businesses across Thomson.

Through powerful search and analytical tools, Thomson Pharma enables its customers in the fields of biology, chemistry, licensing, business development and competitive intelligence to retrieve critical information needed to make informed decisions. As of December 31, 2007, Thomson Pharma supplied information about the R&D portfolios of more than 13,800 entities involved in drug development, information about therapeutic patents, including links to the full text of the original patent, the pipeline status of investigational drugs, searchable chemical structures, meeting reports and bibliographic references.
In 2007, Thomson Scientific acquired Prous Science, a leader in the provision of life sciences information. As of December 31, 2007, the Prous Science Integrity portal provided access to more than 265,000 compounds with demonstrated biological activity and more than 100,000 patent family records. In addition, Prous Science has developed strong relationships with key global medical associations and centers of excellence to maximize the reach of medical knowledge to specialists worldwide.
Thomson Scientific also has a leading collection of assets that serve the intellectual property lifecycle, from ideation to maintenance and protection. Thomson Scientific delivers information solutions that can be seamlessly integrated into its customers’ daily workflows. Each solution offers sophisticated software tools with relevant patent data, its comprehensive coverage of world journal literature and other content extracted from its extensive product portfolio. Through the Derwent World Patents Index, Thomson Scientific is one of the world’s most comprehensive providers of professionally abstracted and annotated patent information. As of December 31, 2007, Thomson Scientific assessed, classified, summarized and indexed patent documents from approximately 40 international patent-issuing authorities and its databases covered the period from 1963 to the present. Thomson Innovation and its sister solutions, Delphion, Patentweb, and Aureka provide business and professional researchers with access to full-text international patent documents supported by search, retrieval, analysis and other workflow productivity tools. In addition, Thomson IP Management Services has been providing intellectual property management portfolio management software and annuity services for over 35 years.
Thomson Scientific also provides access to an aggregated collection of online content licensed from third-party sources under the brands of Dialog and DataStar that serve information professionals. As of December 31, 2007, more than 600 databases supported research in the areas of competitive intelligence, intellectual property, scientific and market research, engineering and finance.
Competition
Thomson Scientific’s principal competitors in the scientific information market are Reed Elsevier, Wolters Kluwer NV, and the Chemical Abstracts Services (CAS).
Thomson Healthcare
Overview
Thomson Healthcare is a leading provider of decision support information and services in the healthcare marketplace. Its businesses provide data analytics, benchmarks, integrated information solutions and knowledge-based tools to healthcare payers and providers. Payers include large employers, health plans, health insurers and government agencies served by management decision support solutions to better manage healthcare costs and quality. Providers include hospitals, outpatient clinics and emergency/poison control centers served by clinical decision support for important clinical information and by management decision support to manage service planning, operations, delivery, and costs. Pharmaceutical companies represent a third, smaller customer group served with outcomes research services and with the Physicians’ Desk Reference (PDR) as a regulatory and marketing tool for distributing drug information to physicians and other clinicians.
In 2007 and 2006, Thomson Healthcare generated revenues of approximately $452 million and $374 million, respectively. The following table provides additional information regarding Thomson Healthcare’s revenues in 2007 and 2006.

	% of Total Revenues
	2007	2006

Electronic, software and services	83%	76%
From North America	100%	100%
Recurring/subscription-based	70%	65%
Products and Services
The following table provides information about Thomson Healthcare’s major brands.

Major Brands	Principal Products and Services	Customers

Micromedex	Comprehensive database set of drugs, disease information, medical emergency and poison control procedures, patient education and other relevant clinical, toxicological and environmental health and safety information	Physicians, pharmacists, health professionals, pharmaceutical companies, hospitals, poison control centers, corporations, government agencies and insurance companies
MercuryMD	Medical reference and decision support tool for personal digital assistants, delivering real-time patient data to clinicians	Physicians, health professionals and hospitals
PDR (Physicians’ Desk Reference)	Database of US Food and Drug Administration (FDA) approved drug monographs, delivered in print and electronic format	Physicians, health professionals, pharmaceutical companies and government agencies
Medstat Advantage Suite	Decision support products integrating benchmarks and analytics, designed for managing healthcare costs and quality and employee wellness and productivity	Large and mid-size employers, governmental healthcare purchasers, managed care and insurance companies, pharmaceutical companies and health services research providers
Solucient	Benchmark, comparative and market databases, integrated with analytics to support marketing and planning, operational improvement and clinical performance improvement	Hospitals, researchers, service planners, patient safety and quality managers and financial and administrative staff
The Micromedex comprehensive databases of drug information, evidence-based acute and chronic disease information, poison and biohazard information, clinical practice guidelines and procedures and patient education information, have been developed from scientific and clinical literature by expert editors and from approved drug-labeling information. They were utilized in more than 80 countries and approximately 3,000 US hospitals as of December 31, 2007.
MercuryMD allows Thomson Healthcare to deliver real-time patient data from a hospital’s various information systems to desktop and mobile devices, providing clinicians direct access to the latest updates on their patients.
The PDR (Physicians’ Desk Reference) product is a drug database created in large part from US Food and Drug Administration approved drug-labeling information. The PDR is distributed in a print directory format, on handheld electronic devices and through the Internet.

Pharmaceutical companies provide Thomson Healthcare with the drug-labeling information and list their products in the directory. In 2007, pharmaceutical companies also sponsored the annual delivery of the PDR to practicing physicians in the United States and Thomson Healthcare sold additional copies of the directory to other healthcare professionals and consumers.
Through Medstat, Thomson Healthcare provides decision support systems, market intelligence, benchmarking databases and research for managing the purchase, administration and delivery of health services and benefits. Thomson Healthcare also develops and provides products and methodologies for organizing and understanding the data. Its decision support solutions and research provide an extensive collection of healthcare information for corporate and governmental healthcare purchasers, the managed care and health insurance industry, hospitals and integrated delivery networks, the pharmaceutical industry and the health services research community. This information helps these customers better manage the cost, quality and strategic positioning of health services and benefits.
Solucient’s public and proprietary data helps healthcare providers identify significant trends inside their organizations and benchmark their performance against similar organizations and national standards. Solucient provides healthcare decision makers with one of the most comprehensive and valuable sets of decision support capabilities for managing both healthcare costs and quality of care.
Competition
Thomson Healthcare’s principal competitors in the clinical and drug information market are Reed Elsevier (Science) and Wolters Kluwer. Within provider management decision support, Premier is a principal competitor. Within the payer management decision support market, its principal competitors are Ingenix (a division of UnitedHealth Group, Inc.) and McKesson Health Solutions (a division of McKesson Corporation).
Technology
Thomson’s businesses maintain sophisticated electronic infrastructures and highly developed online systems and support capabilities to provide its customers with electronic products and services primarily through the Internet.
Thomson is continuing to develop its online delivery platforms, which utilize highly scalable technologies resulting in significantly enhanced capabilities. Thomson’s platforms allow it to more easily combine content from its various online services, reduce product delivery costs and reduce development time for new products and services. Thomson continues to upgrade and standardize its applications and infrastructure, enabling it to enhance its ability to market and sell its products through the Internet.
Thomson Financial maintains global data collection and management systems that have enabled it to assemble and manage one of the largest and broadest database collections of financial information in the world. Thomson Financial also maintains powerful delivery platforms that enable it to provide real-time market data quickly and reliably to its customers. Thomson Financial believes that its systems use more open architecture than its competitors, which allows its customers to more easily utilize other information and software applications with its products and services. This delivery architecture allows it to offer modular web-based services that can be bundled together to integrate a number of its products and services into a single product offering. Thomson Financial also maintains private networks, or extranets, allowing it to provide innovative community solutions, such as AutEx. These solutions connect a large number of firms to a network and permit the online exchange of real-time trade order indications and executions. Similarly, TradeWeb’s dealer-to-customer online marketplace uses client/server architecture to display real-time, best bid and offer prices from dealers for a range of fixed income products, and offers secure, interactive and simultaneous trading over its Internet-based network.
Technology is an increasingly important element of the products and services of Thomson Scientific and Thomson Healthcare. Thomson Scientific and Thomson Healthcare are focused on continuously improving their content management and delivery technologies so they can provide their products in the media best suited to their customers. This includes delivery over dedicated networks, the Internet and handheld wireless devices. Both Thomson Scientific’s and Thomson Healthcare’s businesses deploy a common flexible content management system that improves their ability to customize and combine their products and simplifies the new product development process. These content management systems provide efficiencies in the information collection and editorial process as the businesses are able to automatically update their databases concurrently.
Sales and Marketing
Thomson primarily sells directly to its customers. In the United States, some of its businesses have regional sales representatives in addition to a team of account managers and sales representatives who work out of its offices to ensure that its existing customers’ needs are met. Outside of the United States, some of its businesses have regional sales forces that focus on marketing and selling its products to customers located in a particular country or area. Thomson sometimes supplements its regional sales and account management presence with a telemarketing group to assist in meeting its customers’ informational requirements.
In addition, Thomson has been successful in selling some of its products and services through the Internet. Focusing some of its marketing and sales efforts on Internet sales has allowed it to broaden its range of customers and reduce sales and marketing costs. A number of its businesses also use the Internet to provide product support to its existing customers.
Seasonality
Historically, Thomson’s revenues and operating profits from continuing operations have been proportionally the smallest in the first quarter, and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare sectors. As costs continue to be incurred more evenly throughout the year, its operating margins have historically increased as the year progresses. For these reasons, the performance of its businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year.
Intellectual Property
Many of Thomson’s products and services are comprised of information delivered through a variety of media, including the Internet, software-based applications, books, journals, compact discs, dedicated transmission lines and handheld wireless devices. Thomson’s principal intellectual property assets include its patents, trademarks, databases, copyrights in its content and other rights in its trade names. Thomson believes that its intellectual property is sufficient to permit it to carry on its business as presently conducted. Thomson also relies on confidentiality agreements to protect its rights. In addition, Thomson obtains significant content and data through third party licensing arrangements with content providers. Thomson has also registered a number of website domain names in connection with its publishing and Internet operations.
Research and Development
Innovation is essential to the success of Thomson and is one of the primary bases of competition in its markets. Thomson’s businesses are continuously engaged in research to develop new products and services, to improve and enhance the effectiveness and ease of existing products and services, and to develop new applications for existing products and services.
Environmental Matters
Thomson believes that its operations are in material compliance with applicable environmental laws, as well as laws and regulations relating to worker health and safety. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on its capital expenditures, earnings or competitive position.

Properties and Facilities
Thomson owns and leases office space and facilities around the world to support its businesses. Thomson believes that its properties are in good condition and are adequate and suitable for its present purposes. Thomson’s operational headquarters are in Stamford, Connecticut, where Thomson leases office space. The following table provides summary information about its principal properties as of December 31, 2007.

Facility	Approx. Sq. Ft.	Owned/Leased	Principal Use

Eagan, Minnesota	2,792,000	Owned	Thomson Legal’s North American Legal headquarters and West operating facilities
New York, New York	435,200	Leased	Thomson Financial offices and headquarters
Carrollton, Texas	409,150	Owned	Thomson Tax & Accounting operating facilities
Boston, Massachusetts (1)	370,000	Leased	Thomson Financial offices

Note:
(1) Consists of three addresses.
Employees
As of December 31, 2007, Thomson had approximately 32,900 employees in 44 countries. Of that number, approximately 12,900 were employed by Thomson Legal, 8,600 by Thomson Financial, 3,800 by Thomson Tax & Accounting, 2,700 by Thomson Scientific, 1,800 by Thomson Healthcare and 3,100 by its corporate center. As of December 31, 2007, Thomson had approximately 22,800 employees in the Americas, approximately 4,500 employees in Europe, the Middle East and Africa and approximately 5,600 employees in Asia. Thomson believes that its employee relations are good.
As of December 31, 2006, Thomson had approximately 32,375 employees in 37 countries (excluding employees of Thomson Learning). Of that number, approximately 14,600 were employed by Thomson Legal, 3,000 by Thomson Tax & Accounting, 9,300 by Thomson Financial, 2,400 by Thomson Scientific, 2,600 by Thomson Healthcare and 475 by its corporate center. Thomson Learning had approximately 9,480 employees in 39 countries as of December 31, 2006.
As of December 31, 2005, Thomson had approximately 40,500 employees in 45 countries. Of that number, approximately 17,300 were employed by Thomson Legal & Regulatory, 9,400 by Thomson Learning, 8,700 by Thomson Financial and 4,700 by Thomson Scientific & Healthcare. The remaining employees were employed within its corporate center.
Legal Proceedings and Regulatory Actions
In February 2007, Thomson entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson’s part of the settlement was $36 million. Thomson is also a defendant in a separate lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the US District Court for the Southern District of New York. The Park lawsuit alleges primarily violations of US federal antitrust laws. In the third quarter of 2007, Thomson accrued $13 million in connection with this matter. Thomson has entered into a settlement agreement which has been preliminarily approved by the court. In February 2008, another purported class action complaint alleging violations of US federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a/BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice.
In the third quarter of 2007, the US District Court for the Western District of Pennsylvania decided against Thomson in a patent infringement case related to a business formerly owned by Thomson Financial. Thomson subsequently posted a $95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the district court’s judgment, plus interest.
In 2005, Thomson became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of the customers in its Sweet & Maxwell and Gee businesses in the United Kingdom. In August 2007, Thomson was notified by the authorities that they had completed their inquiry and no action would be taken against it.
In addition to the matters described above, Thomson is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against Thomson, including, without limitation, those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by Thomson and after consultation with outside legal counsel, Thomson’s management believes that, other than in respect of the settlements of the Rodriguez matter and the Park matter, such proceedings and claims will not have, and have not had in the recent past, a significant effect on the financial position or profitability of Thomson.
Material Contracts
This section of the Form 20-F describes the material contracts (other than the Transaction Documents which are described under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents” and contracts entered into in the ordinary course of business) which have been entered into by Thomson since May 4, 2005, or were entered into before that date and are still in effect or which are proposed to be entered into. Copies of these contracts have been filed on SEDAR and furnished to the SEC.
Sale of Thomson Learning Businesses
Thomson entered into two purchase and sale agreements dated as of May 11, 2007 with funds advised by Apax Partners and OMERS Capital Partners under which such funds agreed to acquire the higher education, careers and library reference businesses of Thomson Learning and a consortium of funds advised by OMERS Capital Partners and Apax Partners agreed to acquire Nelson Canada, for a combined total value of $7.75 billion in cash. The agreements contained customary representations, warranties and covenants and closing was subject to regulatory approvals and other customary closing conditions. The transaction was completed on July 5, 2007.
Acquisition Facility
Thomson entered into a £4.8 billion Acquisition Facility, dated as of May 24, 2007 and amended as of June 27, 2007, among Thomson, as Canadian borrower and non-Canadian borrower, certain of its subsidiaries as non-Canadian borrowers, the lenders party thereto, Barclays Bank PLC, as non-Canadian administrative agent, The Toronto-Dominion Bank, as Canadian administrative agent, and the other parties thereto. Thomson entered into the Acquisition Facility as a result of requirements of the UK City Code on Takeovers and Mergers, which required Thomson and its financial advisors for the Transaction to confirm its ability to finance the proposed acquisition of Reuters as part of the Transaction. Thomson may only draw down amounts under the Acquisition Facility to finance the Reuters acquisition, to refinance any existing debt of Reuters after completion of the Transaction, and to pay fees and expenses that it incurs in connection with the Transaction and the Acquisition Facility. In July 2007, Thomson reduced the aggregate lending commitment under the Acquisition Facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning assets. In accordance with the terms of the Acquisition Facility, Thomson was required to hold certain of these sale proceeds in “permitted investments”, as defined in the Acquisition Facility, until the completion of the Transaction. These “permitted investments” include, among other investments, money market funds that are rated at least “A” or better. The Acquisition Facility is structured as a 364-day credit line with subsequent extension/term-out options that would allow Thomson to extend the final maturity until May 2009.
Prior to April 17, 2008, Thomson had not utilized this facility. Thomson Reuters plans to draw down on the Acquisition Facility later this month.
Credit Agreement
Thomson entered into a credit agreement (the “Credit Agreement”) dated as of August 14, 2007, among Thomson, its subsidiary borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as General Administrative Agent, Royal Bank of Canada, as Canadian Administrative Agent, J.P. Morgan Europe Limited, as London Agent, and J.P. Morgan Australia Limited, as Australian Administrative Agent. The Credit Agreement consists of a $2.5 billion five-year unsecured revolving credit facility. Under the Credit Agreement, Thomson may request an increase in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. The Credit Agreement is available to provide liquidity in connection with Thomson’s commercial paper program and for general corporate purposes of Thomson (and, after the completion of the Transaction, Thomson Reuters). The maturity date of the Credit Agreement is August 14, 2012. However, Thomson may request that the maturity date be extended, under certain circumstances as set forth in the Credit Agreement, for up to two additional one-year periods.

The Credit Agreement contains certain customary affirmative and negative covenants, each with customary exceptions. In particular, the Credit Agreement requires Thomson to maintain a leverage ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications) for the last four fiscal quarters ended of not more than 4.5:1.
In connection with entering into the Credit Agreement, Thomson terminated its existing unsecured revolving bilateral loan agreements which had previously provided an aggregate commitment of $1.6 billion.
Credit Ratings
Thomson’s long-term unsecured debt securities are rated Baa1 (stable) by Moody’s, A- (negative) by S&P and A (low) (stable) by DBRS.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies is set out below.
Moody’s Investor Services (“Moody’s”)
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to Thomson’s long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks in its ranking category, with 1 being the highest. In September 2007, Moody’s downgraded its ratings assigned to Thomson’s long-term debt to “Baa1” from “A3”, citing significant increases in leverage that would result from the Transaction. Moody’s outlook is stable. Outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term.
Standard & Poor’s (“S&P”)
S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “A” rating assigned to Thomson’s long-term debt instruments is the third highest rating of 10 major rating categories. An “A” rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “— “designations to indicate the relative standing of securities within a particular rating category. In September 2007, S&P affirmed its “A-” rating of Thomson’s long-term debt and changed its outlook to negative. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate to long-term. A developing outlook is assigned when a rating may be raised or lowered.
DBRS Limited (“DBRS”)
DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’ “A” rating assigned to Thomson’s long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated “A” are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to “high” or “low” reflects the relative strength within the rating category. DBRS’ outlook is stable. Outlooks represent DBRS’ opinion regarding the outlook for the ratings.
The credit ratings by Moody’s, S&P and DBRS are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.
Related Party Transactions
From time to time, in the normal course of business, Woodbridge purchases some of Thomson’s products and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to Thomson’s results of operations or financial condition individually or in the aggregate.
In the normal course of business, a Woodbridge-owned company rents office space from one of Thomson’s subsidiaries. Additionally, a number of Thomson’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million. In 2007, these rentals and services totaled approximately $1 million.
The employees of Jane’s Information Group, a business that Thomson sold to Woodbridge in April 2001, participated in Thomson’s pension plans in the United States and the United Kingdom, as well as Thomson’s defined contribution plan in the United States, until June 2007, when Woodbridge sold Jane’s Information Group to a third party. As a consequence of the sale, employees of Jane’s Information Group have ceased active participation in Thomson’s plans. During its period of participation, Jane’s Information Group made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. As part of its original purchase from Thomson, Woodbridge assumed the pension liability associated with the active employees of Jane’s Information Group.
Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via its captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2006, these premiums were about $50,000 and in 2005 they were about $45,000, which would approximate the premium charged by a third party insurer for such coverage. In 2007, these premiums totaled approximately $50,000. In 2007, Thomson paid approximately $100,000 in claims to Woodbridge.
Thomson entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by Thomson’s directors (including former directors) and officers or by Thomson in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium Thomson would pay for commercial insurance. This arrangement is being replaced by a conventional insurance arrangement in connection with the Transaction. See Item 6A. “Directors and Senior Management — Management and Governance of Thomson Reuters — Director Indemnification and Insurance Arrangements”.
In February 2005, Thomson entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Steven A. Denning, one of Thomson Reuters directors who was Chair of Thomson’s Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the Thomson board of directors. Under the current contract terms, Thomson expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period beginning in 2006. In 2006, Thomson paid Hewitt $16 million for its services. In 2007, Thomson paid Hewitt approximately $11 million associated with this agreement.

Historical Information about Reuters
Corporate Structure
The following provides information about Reuters principal subsidiaries as of December 31, 2007. As of that date, Reuters beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries, unless otherwise noted. Certain subsidiaries, each of which represented not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of Reuters, and all of which, in the aggregate, represented not more than 20% of the total consolidated assets and the total consolidated revenues of Reuters as of December 31, 2007, have been omitted. Prior to the Effective Date, Reuters legal structure was not indicative of its operational structure.

Jurisdiction of Incorporation/
Subsidiary	Formation	Principal area of operation

Reuters AG	Germany	Germany
Reuters America Holdings Inc.	USA	Worldwide
Reuters America LLC	USA	USA
Reuters Australia Pty Limited	Australia	Australia
Reuters BV	Netherlands	Netherlands
Reuters Canada Limited	Canada	Canada/USA
Reuters Europe SA	Switzerland	Spain/Portugal
Reuters Finance PLC	UK	UK
Reuters France SNC	France	France
Reuters Group Overseas Holdings (UK) Limited	UK	Worldwide
Reuters Holdings Limited	UK	UK
Reuters Hong Kong Limited	Cook Islands	Hong Kong
Reuters International Holdings SARL	Switzerland	Worldwide
Reuters Investment Limited	UK	UK
Reuters Italia SpA	Italy	Italy
Reuters Japan Kabushiki Kaisha	Japan	Japan
Reuters Limited	UK	Worldwide
Reuters Middle East Limited	Cook Islands	Middle East
Reuters Nederland BV	Netherlands	Netherlands
Reuters Research Inc	USA	USA
Reuters SA	Switzerland	Worldwide
Reuters Singapore Pte Limited	Singapore	Singapore
Reuters Svenska AB	Sweden	Sweden
Reuters Transaction Services Limited	UK	Worldwide

	Jurisdiction of	Principal area of	Percentage of
Joint ventures and associates	incorporation/Formation	operation	equity shares held

3 Times Square Associates LLC	USA	USA	50[1]
FXMarketSpace Limited	UK	Worldwide	50
Times Global Broadcasting Company Limited	India	India	26

Note:

1.	This is the equity interest of Reuters but the effective economic interest at December 31, 2007 was 35%.

Description of the Business
Overview
Prior to the Effective date, Reuters was a leading electronic publisher of news and financial data with 2007 revenues of approximately £2.6 million. The following discussion relates to Reuters prior to the Effective Date.
The average number of employees during 2007 was as follows:

		Restated	Restated
	2007	2006	2005

Business division:
Sales & Trading*	1,430	1,301	987
Research & Asset Management	895	800	658
Enterprise	1,491	1,241	925
Media	220	189	109
Shared divisional resources	3,706	3,182	3,504
Total divisions	7,472	6,713	6,183
Global Sales & Service Organization	5,843	5,717	4,988
Editorial	2,351	2,321	2,210
Corporate Services*	1,526	1,551	1,637
Total continuing operations	17,462	16,302	15,018
Discontinued operations	—	—	846
Total average number of employees	17,462	16,302	15,864
By location:
Europe, Middle East and Africa	7,359	7,174	6,962
Americas	4,219	4,252	4,292
Asia	5,884	4,876	3,764
Total continuing operations	17,462	16,302	15,018
Discontinued operations	—	—	846
Total average number of employees	17,462	16,302	15,864
By function:
Production and communications	10,335	9,438	8,498
Selling and marketing	4,609	4,572	4,179
Support services and administration	2,518	2,292	2,341
Total continuing operations	17,462	16,302	15,018
Discontinued operations	—	—	846
Total average number of employees	17,462	16,302	15,864
The above include:
Development staff	3,120	2,670	2,332

Note:

*	2006 and 2005 have been restated to reflect the way that Reuters was managed in 2007, Transaction Sales and Hosted are now shown within Sales & Trading rather than in Shared divisional resources and Global Sales & Service Organization, respectively. Chief Technology Office is now included in Corporate Services rather than in Shared Divisional resources.

The average number of employees during 2007 included 167 temporary staff (2006:168, 2005:181).
More than 90% of Reuters revenue is derived from serving the wholesale financial services industry, which includes investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders. Reuters aggregates information, providing both real-time and historical data, to give a comprehensive view of the financial markets and the events that move them. Reuters offers tools to enable traders to perform fast and accurate analysis of financial data and systems used for managing trading risk. Reuters electronic trading services connect financial communities, helping them to gain access to the best prices and to trade efficiently and cost-effectively.
Reuters remaining revenue is derived from providing news and information services to the world’s newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services.
Reuters operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. The business divisions are closely aligned with the user communities they serve and they are responsible for defining, building, marketing and managing products. Reuters editorial and data groups support the work of all four business divisions by reporting, producing, collecting, quality-checking, packaging and delivering an extensive range of news and financial information. Data teams are integrated within the business divisions.
Research and Development
Software development teams are integrated within the business divisions. Expenditure on research and development for the three years to December 31, 2007 is shown below (£ millions):

	2007	2006	2005

Research and Development Expenditure	100	83	92

Shared infrastructure design was provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.
For information regarding Reuters research and development expenditures for the year 2007, see Annex A-8, notes to the financial statements of Reuters for the year ended December 31, 2007, filed as part of this Annual Report on Form 20-F under note “03 Operating Costs”.
Divisional Performance — Overview
Reuters operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. They are closely aligned with the user communities they serve and they are responsible for defining, building and managing products. The business divisions have profit and loss responsibility.
Sales and Service
The business divisions serve customers through a Global Sales and Service Operations group which is split into three geographic regions: the Americas, Asia, and Europe, Middle East & Africa. In addition, the Focus Group Accounts team is run as a global sales and support channel for Reuters largest customers. Locally, sales and service teams work with customers to build relationships and to identify the appropriate Reuters products to meet customer needs and to feed back customer needs to the business divisions. Through regular training visits, customer training specialists work with end-users to ensure they get full value from Reuters products. In addition, product, content and technical support are provided by telephone and email from three regional hubs, one based in each principal time zone. Proactive telephone support and remote learning are made available to users of Reuters premium products to help them get the most out of their service. ‘Brightspot’, a traveling showcase for Reuters products, is used to increase customer awareness of the latest developments in Reuters product range.
Sales & Trading
The Sales & Trading division (full year 2007 revenues of £1,619 million) serves the information, trading and post-trade connectivity requirements of buy and sell-side customers in the foreign exchange, fixed income, equities and other exchange traded instruments, and in the commodities and energy markets.
The division’s major strategic focus is to become the leading provider of content and transaction services for traders and salespeople worldwide, across a broad range of asset classes. Its customers include market makers, sales traders, traders at investment firms and corporate treasurers. In addition, it continues to identify opportunities in new asset classes.
The premium desktop information product is Reuters 3000 Xtra. Its users are financial markets professionals who require a powerful combination of deep, global, cross-asset news and content combined with sophisticated pre-trade decision-making, analytics and trade connectivity tools. It includes Reuters Messaging, which enables end-users to interact with their peers in the financial community.
The Sales & Trading division’s trading suite of products offers trade connectivity, electronic trading, order-routing and post-trade tools to enable customers to trade with each other and connect their systems to electronic markets. A range of trading and post-trade services for foreign exchange and money markets, fixed income and exchange traded instruments is also available. The Sales & Trading strategic product set includes Reuters Dealing 3000, Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges. Through Reuters Dealing 3000, customers have access to a trading community of 18,000 foreign exchange and money market traders globally.
Reuters Trader is a mid-tier product which is also available in versions targeted at regional markets. Users of mid-tier and domestic products typically require only a subset of Reuters overall content and capabilities. Reuters is working to complete the migration of customers from older products to new Reuters Trader products, many of which are browser-based.
Sales & Trading information products compete with large players, such as Bloomberg, Thomson Financial, Sungard, Telekurs and IDC, as well as a growing number of local, regional and niche competitors ranging from Markit and SuperDerivatives to Quick, Xinhau Finance and Yahoo! Finance. In the electronic trading business, Reuters competes with Fidessa and the large inter-dealer brokers, notably ICAP’s EBS platform. Additionally, it competes with single-bank and multi-bank portals such as FXall and MarketAxess.
Research & Asset Management
The Research & Asset Management division (full year 2007 revenues of £363 million) focuses on supporting portfolio managers, wealth managers, investment bankers, research analysts and corporate executives who make complex financial decisions outside the trading environment.
The Research & Asset Management division is responsible for the Reuters Knowledge and Reuters Wealth Manager product families.
The Reuters Knowledge product family is targeted at the research and advisory communities, including investment bankers and analysts, portfolio managers, company executives and others focused on company and industry-specific research. Reuters Knowledge offers an integrated package of public and proprietary information about companies, securities, industries and markets plus economic data, news and other content. The Knowledge Product can be integrated with Reuters flagship real-time information desktop product, Reuters 3000 Xtra, for users who require significant real-time, deep cross-asset coverage or transaction capabilities.
The Reuters Wealth Manager product family is targeted at wealth managers and retail brokers who require financial information services that can be integrated closely into their workflow, helping users manage their clients’ portfolios better and allowing more time to concentrate on building client relationships. The Reuters Wealth Manager product family includes content on a wide range of single asset and collective investment funds provided by Reuters Lipper subsidiary. Lipper is a global leader in the provision of independent fund research, analysis and ratings.
As well as its core services, the Research & Asset Management division also receives a share of revenue from Reuters 3000 Xtra and the Reuters 2000/3000 range of legacy products, by reference to the nature of the customer taking the product.
In the Research & Asset Management arena, Reuters competes with Bloomberg, Thomson Financial, Factset, S&P/Capital IQ, Morningstar, GL Trade/Infotec, Telekurs/Fininfo, plus a number of local domestic players.
Enterprise
The Enterprise division (full year 2007 revenues of £451 million) provides information and software that support business automation within capital markets, for example, automated trading and regulatory compliance.
The division’s products include:
•	Reuters DataScope real-time datafeeds, streams of machine-readable price data delivered over Reuters networks at high speed for use in customers’ information and trading services;

•	Reuters DataScope pricing and reference data which help banks and financial organizations achieve regulatory compliance by delivering accurate financial instrument prices and reference material for the capital markets globally. In 2006, a new distribution platform, Reuters DataScope Select, was launched to support back office and fund valuation processes;

•	Reuters Market Data System, a resilient content distribution software platform that enables banks to deliver high volume and low latency data into a wide variety of financial systems;

•	Trade and Risk Management systems to help banks manage their trading position and monitor their exposure to trading risk. In 2006, Reuters acquired Application Networks Inc., whose coverage of credit derivatives and structured financial products complements Reuters existing strengths in foreign exchange and treasury risk management; and

•	Reuters Messaging, a secure online messaging service that connects financial professionals within and across existing communities of interest.
Vendors such as Bloomberg, IDC and Telekurs compete with Reuters real-time datafeed business, as well as its pricing reference data offering. In addition, specialty technology providers, such as Wombat, Infodyne and ACTIV Financial and also large IT vendors, such as IBM, compete with Reuters in the market data delivery arena. Competitors in the risk management market include Sungard, Algorithmics, Murex, Misys and Calypso, among others.
Media
The Media division (full year 2007 revenues of £172 million) offers products which deliver comprehensive and timely news and information as text, video, graphics and photos. Reuters Media targets media professionals and influential consumers who need fast, accurate and trusted news and information to keep them informed.
Reuters online sites reach a unique audience of 23 million individuals globally each month.

The majority of Reuters 50% stake in Factiva, its joint venture with Dow Jones, was sold to Dow Jones for cash consideration of £79 million in December 2006.
Key competitors in the supply of news to the media are Associated Press, Agence France Presse, Bloomberg News and Dow Jones. In the direct-to-consumer market, Reuters competes with a variety of local and global providers including Dow Jones, Financial Times, Yahoo! Finance, Google Finance, TheStreet.com and many others.
For information regarding Reuters Sales & Trading, Research & Asset Management, Enterprise, and Media divisions for the year ended December 31, 2007, see also Item 5A. “Operating Results — Reuters Information — Divisional Performance”.
Properties and Facilities
During 2005 Reuters principal facilities were relocated to the Canary Wharf area of London, thereby down-sizing its London based operations from 340,000 square feet to 283,000 square feet. The Canary Wharf building is leased until 2020. Reuters other significant sites include the US headquarters at 3 Times Square in New York, New York (438,633 square feet, of which 3,357 square feet are sublet).
Environmental Matters
Reuters believes that its operations are in material compliance with applicable environmental laws, as well as laws and regulations relating to worker health and safety. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on its capital expenditures, earnings or competitive position.
Legal Proceedings and Regulatory Actions
Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications plc
On September 12, 2005, Radianz’s former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC and British Telecommunications plc in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters sale of Radianz to British Telecommunications plc. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between British Telecommunications plc and Reuters, Reuters elected to take control of the defense of this litigation as to all defendants. On December 15, 2005, a First Amended Complaint was filed which, among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On January 30, 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On July 27, 2006, the United States District Court dismissed the complaint as England is the proper forum for this matter. On August 25, 2006, plaintiffs filed an appeal of the dismissal with the US Court of Appeals for the Second Circuit. Separately on December 7, 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. On May 25, 2007, plaintiffs’ appeal of the dismissal of the class action lawsuit was denied. Then on August 10, 2007, Gilstrap, Dillon and Madigan voluntarily dismissed their lawsuit in the Southern District of New York. On August 11, 2007, Gilstrap filed a new lawsuit in an individual capacity with former Radianz employees Thomas McCabe and Myron Tataryn, against Radianz Limited and Radianz Americas, Inc. in Texas state court in Dallas, Texas for essentially the same claims asserted in the federal court. On October 22, 2007, Radianz Limited filed a special appearance in order to preserve its objections to personal jurisdiction and Radianz Americas filed a motion to dismiss the complaint on the basis of forum non conveniens on behalf of Radianz Americas. On January 14, 2008, the Texas state court granted the motion to dismiss, pending a decision on whether to make such dismissal conditional upon Radianz Americas waiving a right to recover legal fees against plaintiffs in any action brought in England upon these claims. Subsequently the parties agreed to make the waiver of the right to receive legal fees and costs reciprocal and Radianz Limited agreed to waive its objections to jurisdiction so it could be included within the scope of any dismissal order. Subsequently, on February 5, 2008, the Texas state court entered a judgment dismissing the action as to Radianz Americas and Radianz Limited. Gilstrap, McCabe and Tataryn served Radianz Limited and Radianz Americas with a notice of appeal on March 3, 2008. Reuters believes this appeal is without merit and intends to defend against it vigorously.
Ariel (UK) Limited v. Reuters Group PLC , Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP
On November 16, 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to license Reuters current patent portfolio to others. The complaint, as amended on February 28, 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on October 31, 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel has appealed the case to the US Court of Appeals for the Second Circuit. Reuters believes the claims are without merit and intends to defend them vigorously.
Material Contracts
This section of the Form 20-F describes the material contracts (other than the Transaction Documents which are described under Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents” and contracts entered into in the ordinary course of business) which have been entered into by Reuters since May 4, 2005, or were entered into before that date and are still in effect or which are proposed to be entered into.
FXMarketSpace
On May 4, 2006, Reuters and the Chicago Mercantile Exchange (“CME”) entered into an agreement to form FXMarketSpace, a 50/50 joint venture to create a centrally-cleared, global foreign exchange trading system. Following shareholder approval, the joint venture was formed on July 20, 2006. Under the joint venture agreement and related documentation, Reuters and the CME have committed to invest up to $45 million each. Reuters and the CME each have an equal number of representatives on the board of directors, and board actions generally require approval of at least one representative of each party. The parties agreed to share all profits derived from the joint venture, including those profits derived through the provision of services by the parties to the joint venture, in proportion to their ownership interest. This is achieved by the joint venture paying a preferential dividend to the shareholder with the lesser profits (subject to accrual in years during which the joint venture does not have sufficient profits, and to the other shareholder making direct payment of its portion of any accrued amount where either party is exiting from the joint venture in certain circumstances). The joint venture agreement contains limited transfer, put/call, and termination provisions, including: termination rights if certain volume and financial thresholds are not met in the fifth year after public launch of trading, subject to a call right of the non-terminating partner; put/call rights by the non-defaulting party in the event of certain key defaults; and transfer rights, including the right to transfer an interest in or require the sale of the entire joint venture, beginning only after ten years following public launch of trading, and subject to a right of first refusal by the other partner. Subject to certain exceptions, the CME and Reuters each agreed not to operate, have any significant interest in, or provide certain key services to, a competing, cleared platform for electronic trading of FX products (other than futures and futures options). If the venture requires funding beyond the committed amounts and only one partner is willing to provide such funding, the other party will have a right to terminate these restrictions subject to a call right of the nonterminating party. Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. For further information, see “Related Party Transactions” below in this Item 4B.
BT Network Services Agreement
Reuters entered into a contract with British Telecommunications plc (“BT”) effective April 29, 2005 under which BT became a supplier of network services to Reuters. Under this network services agreement, which has since been amended, BT provides and manages secure data networks for Reuters products and services worldwide and Reuters is currently expected to spend in the region of $3.5 billion from 2005 through 2015. The agreement sets out the responsibilities of the parties to achieve the migration of all existing in-scope connections to the appropriate IP network and contemplates completion of substantially all existing connections at the end of the second half of 2009 (although a limited number of countries will be completed beginning 2011). Liquidated damages will be payable on sliding scale if a party fails to achieve its migration responsibilities. The agreement contains minimum spend commitments for each year following completion of the migration, based on a declining percentage of the annualized charges at the completion of migration, then the minimum spend commitment, in the previous year, and obliges BT to meet certain quality of service levels. In addition, the agreement gives BT the opportunity to tender for any future telecommunication services needed by Reuters.

Fujitsu Master Services and Asset Transfer Agreements
Reuters entered into to a ten-year master services agreement (and associated contracts), dated August 10, 2007, with Fujitsu Services Limited (“FS”). The agreement requires FS to provide on a global basis information technology services (that were previously performed by Reuters in-house Information Services & Technology department and its existing suppliers) to all the users within the Reuters organization world-wide. Reuters has the right to terminate from February 13, 2009 (with penalties resulting). At the end of the contract Reuters can extend the agreement for a further year, subject to agreement of price for such extension. The value of the agreement is approximately £530 million.
Savvis Network Services Agreements
Reuters entered into a three-year network services agreement, dated May 19, 2005 (and subsequently amended), with Savvis for internet protocol network services, internet access, co-location and other services. The agreement contained no minimum spend commitments and obliged Savvis to meet certain quality of service levels.
Sale of Factiva
On October 18, 2006, Reuters agreed to sell the majority of its 50% stake in Factiva to Dow Jones. The sale occurred on December 15, 2006 and Reuters received cash consideration of $178 million. Reuters retained a minority preference share interest valued at $7 million in a Factiva entity. In connection with the sale, Reuters entered into or continued a number of commercial arrangements with Factiva and Dow Jones, and agreed not to compete with Factiva’s core business for a two-year period and to continue exclusivity arrangements with respect to certain Reuters content provided to Factiva.
Related Party Transactions
As of December 31, 2007, Reuters owned 9.7% of its own shares as a result of share buy-back program. In addition, 2.0% of Reuters is owned by Reuters Employee Share Ownership Trusts (ESOTs).
The ESOTs were established by Reuters in August 1990, January 1994 and August 2004. The ESOTs established in August 1990 and January 1994 are funded by Reuters. The ESOT established in August 2004 is funded by Reuters SA. The trustee of the ESOTs is an offshore independent professional trustee. Shares purchased by the ESOTs, which are deducted from shareholders’ equity on the consolidated balance sheet, are used to satisfy certain options/awards under Reuters share incentive plans.
Key management personnel compensation, including the Reuters directors, is shown in the table below:

	2007	2006	2005
	£m	£m	£m

Salaries and short-term employee benefits	16	12	8
Post-employment benefits	1	1	1
Termination benefits	—	—	1
Share-based payments	9	8	6
Total	26	21	16
During the period, Reuters carried out a number of transactions with related parties, mainly being relationships where Reuters holds investments in associates and joint ventures. These transactions involved supply of services and were entered into in the normal course of business and on an arm’s length basis.

Details of these transactions are shown below:

	December 31,	Amounts	Amounts	December 31,	Amounts	Amounts	December 31,
	2005	invoiced	collected	2006	invoiced	collected	2007
	£m	£m	£m	£m	£m	£m	£m

Amounts receivable:
Joint ventures:
Factiva*	4	30	(33)	1	—	(1)	—
FXMarketSpace	—	6	—	6	10	(15)	1
Other	—	1	(1)	—	1	(1)	—
Associates	—	—	—	—	1	(1)	—
Total amounts receivable	4	37	(34)	7	12	(18)	1
Amounts payable:
Joint ventures:
Factiva	1	4	(5)	—	—	—	—
3 Times Square Associates	—	19	(19)	—	16	(16)	—
Associates	—	2	(2)	—	5	(4)	—
Total amounts payable	1	25	(26)	—	21	(20)	—

Note:

*	Reuters disposed of the majority of its investment in Factiva in December 2006. Consequently, the £1 million receivable from Factiva at December 31, 2006 has been presented within other receivables.
No amounts were provided for or written off in the income statement in respect of amounts receivable from related parties.
The above amounts relate to the rendering or receiving of services between both parties, including agency agreements and license agreements.
During 2007, Reuters paid £64 million to Reuters retirement arrangements, including £4 million towards funding the deficit in the Reuters Supplementary Pension Scheme.
Factiva
Prior to Reuters disposal of the majority of its investment in Factiva on December 15, 2006, Factiva and Reuters each provided a variety of services to the other through a number of commercial arrangements. Factiva hosted and maintained Reuters pictures archiving service, permitted Reuters to incorporate Factiva content in certain Reuters products, and permitted Reuters staff to access Factiva content. The total cost of the services provided by Factiva to Reuters in 2007 was nil (2006: £4 million, 2005: £4 million).
Reuters provided Factiva with technical and administrative support services, including use of Reuters premises, facilities, finance and payroll services, provided content, primarily its newswires, to Factiva for incorporation in certain Factiva services, and granted Factiva a trademark license permitting Factiva to use Reuters name. The total value of the services provided by Reuters to Factiva in 2007 was nil (2006: £30 million, 2005: £39 million).
Following the disposal of the majority of the investment in Factiva, Reuters has continued to supply content to Factiva under an agreement as a paid supplier and entered into or continued a number of commercial arrangements with Factiva and Dow Jones, including some of those described above.
In addition to the above amounts, Reuters held a loan payable to Factiva of £10 million at the start of 2006, on which interest was payable at LIBOR. This loan was increased to £12 million during the year and it was all repaid prior to the disposal of the majority of Reuters investment in Factiva. There were no loans outstanding at December 31, 2007.
FXMarketSpace
As discussed above under “Material Contracts” in this Item 4B. Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. The total cost of these services provided by Reuters to FXMarketSpace in 2007 was £10 million (2006: £6 million).
3 Times Square Associates LLC (“3XSQ Associates”)
Reuters is a party to a lease entered into in 1998 with 3XSQ Associates, an entity owned by Reuters and Rudin Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building. Pursuant to the lease, which has been amended from time to time, Reuters leases approximately 692,000 square feet for a remaining term of approximately 15 years, expiring 2021, with an option to terminate 10 years early as to 77,000 square feet and three successive 10-year renewal options as to the entirety of the space. Reuters made payments to 3XSQ Associates of £16 million during 2007 (2006: £19 million, 2005: £18 million) in respect of rent, operating expenses, taxes, insurance and other obligations.
Credit Rating
Reuters long-term unsecured debt securities are rated Baa1 (stable) by Moody’s, BBB+ (watch positive) by S & P and BBB+ (positive) by Fitch.
In September 2007, Moody’s downgraded its rating assigned to Reuters long-term debt to Baa1 from A3 with a stable outlook. In September 2007, S&P affirmed its BBB+ rating to Reuters long-term debt and moved its outlook from “watch developing” to “watch positive”. In May 2007, Fitch affirmed its BBB+ rating to Reuters long-term debt and moved its outlook from “stable” to “positive”.
Information above regarding Reuters in this Item 4B. should be read in conjunction with the relevant sections in Annex A-8, notes to the financial statements of Reuters for the year ended December 31, 2007, incorporated by reference in this Annual Report on Form 20-F, and Item 5A. “Operating Results — Reuters Information — Divisional Performance”.
     ITEM 4C. Organizational Structure
For information with respect to the organizational structure, see Item 4A. “History and Development of the Company — The Dual Listed Company Structure” and Item 4B. “Business Overview” under the headings “Historical Information about Thomson ” and “Historical Information about Reuters ” above.

     ITEM 4D. Property, Plants and Equipment
For information with respect to property, plant and equipment for Thomson, see Item 4B. “Business Overview — Historical Information about Thomson — Properties and Facilities” and for such information for Reuters, see Item 4B. “Business Overview — Historical Information about Reuters — Properties and Facilities” and Item 5A. “Operating Results — Lease Arrangements.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     ITEM 5A. Operating Results
Thomson Information
For information regarding Thomson’s operating results, see Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007, under the heading “Results of Operations”, filed as part of this Annual Report on Form 20-F.
Reuters Information
Financial Review
Non-GAAP Measures
A number of measures used in the following commentary and elsewhere in this report are “non-GAAP” figures, which are business performance measures used to manage the business, that supplement the IFRS-based headline numbers. These include “underlying change”, “constant currency”, “trading costs”, “trading profit”, “trading cash flow”, “adjusted EPS”, “free cash flow” and “net debt/net funds”. Brief descriptions of these terms are provided below. A more detailed discussion of these non-GAAP measures, including the rationale for using them and reconciliations to the most directly comparable IFRS indicator, is provided under “Definition of Key Financial Performance Measures” below in this Item 5A.
Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals.
Constant currency change is calculated by excluding the impact of currency fluctuations.
Trading costs are calculated by excluding the following from operating costs from continuing operations to enable better like-for-like comparison between periods: acquisition integration costs are one-off charges associated with transaction activity that do not recur; restructuring charges associated with Reuters completed business transformation plans, which include Fast Forward (a three year business transformation program completed in December 2005) and acquisitions; Transaction-related costs incurred by Reuters in connection with the Transaction; impairments and amortization of intangibles acquired via business combinations; fair value movements included in operating costs; and adding back foreign currency gains and other income (both of which are included in other operating income).
Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with acquisitions; Transaction-related costs; impairments and amortization of intangibles acquired via business combinations; investment income; profits from disposals of subsidiaries and fair value movements. Trading margin is trading profit expressed as a percentage of revenue.

Trading cash flow is calculated by including capital expenditure and excluding the following from cash generated from continuing operations: restructuring cash flows associated with completed business transformation plans, which include Fast Forward and acquisitions, cash effect of derivatives used for hedging purposes and cash flows which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, Transaction-related expenditure, acquisitions and disposals and dividends paid out by Reuters.
Adjusted EPS is calculated as basic EPS from continuing operations before Transaction-related costs, impairments and amortization of intangibles acquired via business combinations, investment income, fair value movements, disposal profits/losses and related tax effects.
Free cash flow measures cash flows from continuing operations, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, Transaction-related costs, acquisitions and disposals and dividends paid out by Reuters.
Net debt/net funds represents cash, cash equivalents and short-term deposits, net of bank overdrafts and other borrowings.
Reuters Performance
Summary Profit Results

	2007	2006	2005
Year to December 31	£m	£m	£m

Revenue	2,605	2,566	2,409
Operating costs	(2,355)	(2,351)	(2,251)
Other operating income	42	41	49
Operating profit	292	256	207
Net finance costs	(34)	(15)	(12)
Profit on disposal of associates, joint ventures and available-for-sale financial assets	21	76	38
Share of post-taxation (losses)/profit from associates and joint ventures	(6)	(4)	5
Profit before taxation	273	313	238
Taxation	(60)	(20)	(9)
Profit for the year from continuing operations	213	293	229
Discontinued operations
Profit for the year from discontinued operations	14	12	253
Profit for the year	227	305	482
Basic EPS	18.4 p	23.6 p	32.6 p
Adjusted EPS	23.0 p	17.1 p	13.8 p

Revenue, Costs and Profit

	2007	2006	Actual	Underlying	2005
Year to December 31	£m	£m	change	change	£m

Recurring	2,394	2,363	1%	7%	2,235
Usage	139	132	6%	15%	104
Outright	72	71	1%	1%	70
Total revenue	2,605	2,566	2%	7%	2,409
Operating costs	(2,355)	(2,351)	—	—	(2,251)
Operating profit	292	256	14%	—	207
Operating margin	11%	10%	—	—	9%
Trading costs	(2,220)	(2,258)	(2%)	3%	(2,075)
Trading profit	385	308	25%	43%	334
Trading margin	15%	12%	—	—	14%
2007 Results Compared with 2006
Revenue
Revenue for the year was £2,605 million (2006: £2,566 million), up 2% on an actual basis and 7% on an underlying basis, with the main difference between the two growth rates being the adverse impact of the weakening of the US dollar against sterling in the first half of the year. The acquisition in 2006 of Application Networks and acquisitions in 2007 of ClearForest and FERI made a small contribution to revenue growth in 2007.
Core Plus initiatives contributed an additional £63 million of revenue in 2007, equivalent to 2.6 percentage points of growth giving cumulative Core Plus revenue of £95 million. The most significant sources of growth were the addition of high value content to Reuters Knowledge; new market initiatives in Consumer Media, China and India; next generation electronic trading initiatives such as Prime Brokerage; and new enterprise solutions such as Reuters Datascope and Reuters Datafeed Direct. Reuters is now on track to exceed the three percentage points of underlying revenue growth from Core Plus in 2008 indicated when Core Plus was launched in 2005. Excluding the effects of Core Plus, the core business saw underlying revenue growth of 4.4%, driven by a two percentage point uplift from the 2007 price increase, and from volume growth. The key drivers of volume growth were Reuters 3000 Xtra, Reuters Knowledge and Enterprise Information products. Price increases are expected to contribute approximately the same level of growth in 2008 as in 2007.
Recurring revenue, which represented 92% of our revenue in 2007 (92% in 2006), was £2,394 million (2006: £2,363 million). This represents an increase of 1% on an actual basis (7% underlying) compared to 2006.
Usage revenue, 5% of our revenue in 2007 (5% in 2006), grew by 6% (15% underlying) to £139 million (2006: £132 million) compared to 2006.
Outright revenue, 3% of our revenue in 2007 (3% in 2006) grew by 1% (1% underlying) to £72 million (2006: £71 million) compared to 2006.
Revenue grew in all divisions except the Sales & Trading division (which grew 3% on an underlying basis but declined 2% on an actual basis), as discussed more fully in the “Divisional Performance” section in this Item 5A. below.
Revenue grew strongly in all geographic regions in 2007. Asia, flat on an actual basis, but with 9% underlying revenue growth, was Reuters fastest growing region on an underlying basis and delivered double digit growth in China, India and other emerging markets supported by good progress in Japan. The Americas saw a decline of 1% on an actual basis but underlying growth of 7% with demand for enterprise products and Reuters Knowledge content feeds and desktops remaining strong throughout the year. Europe, Middle East & Africa grew at 3% on an actual basis (6% on an underlying basis), with Reuters broad footprint in high growth areas such as Central and Eastern Europe, the Nordic regions and the Gulf supporting good growth in France, Germany and the UK, and offsetting consolidation-driven declines in Italy.
Operating Costs and Trading Costs
Total operating costs were £2,355 million, an increase of 0.2% from 2006. Operating costs include the impact of movements in the fair value of derivatives and other financial assets, including embedded derivatives within our revenue and supplier contracts. Movements in fair values added £14 million to total operating costs in 2007, compared to £25 million in 2006. Operating costs for 2007 also include an impairment charge of £18 million following the write-off of the intangible assets held in respect of the Bridge tradename and technology know-how and £45 million of costs associated with the Transaction.
Trading costs (as defined above and reconciled to operating costs in the table “Reconciliation of divisional operating costs to trading costs” below) totaled £2,220 million in 2007 (2006: £2,258 million), down by 2% on 2006 on an actual basis, but up 3% on an underlying basis. The decrease in trading costs, in absolute terms, reflected accelerated Core Plus savings of an incremental £50 million and a £99 million cost reduction from currency effects, which more than offset £24 million of new costs associated with Core Plus. Careful cost control kept core cost inflation below the rate of core revenue growth.
Currency
Currency effects reduced 2007 revenue by £135 million (5.7%) and operating profit and trading profit by £36 million. The main driver was the weakening of the US dollar against sterling, particularly in the first half, with the weakening of the Yen and other currencies also contributing.

	Full year	Full year
Average Exchange Rates	2007	2006

£/$US	2.00	1.83
£/ €	1.47	1.47
£/¥	235.29	212.92
Operating Profit and Trading Profit
Operating profit totaled £292 million in 2007 (2006: £256 million), an increase of £36 million over 2006, reflecting the improvement in trading profit, offset by £45 million of Transaction-related costs and the impairment of intangibles in respect of the Bridge tradename and technology know-how of £18 million.
Trading profit (as defined above and reconciled to operating profit in the table “Reconciliation of divisional operating profit to trading profit” below) was £385 million in 2007 (2006: £308 million). Trading profit growth was largely driven by revenue increases, net currency effects, continued tight costs control and £89 million net benefit from Core Plus initiatives.
The business delivered an operating margin of 11% (2006: 10%) and a trading margin of 15% (2006: 12%).
The Reuters directors gave 2007 profit guidance on February 29, 2008, estimating that the 2007 trading profit of Reuters would be no less than £380 million. The directors report that the actual 2007 trading profit was £385 million.
Profit for the Year from Continuing Operations
Profit for the year from continuing operations was £213 million (2006: £293 million). The year-on-year decrease of £80 million is largely due to the lower profits on disposal (2006 included the sale of Factiva that realized a gain of £76 million), the impairment of intangibles acquired in previous business combinations of £18 million and the costs associated with the Thomson Reuters transaction, partially offset by the improved trading profit discussed above.
Net finance costs of £34 million increased by £19 million over the previous year, reflecting higher debt levels resulting from the impact of the share buy-back plan.
Our associates and joint ventures in 2007 generated a loss of £6 million, compared to a loss in 2006 of £4 million. The losses in 2007 largely reflected losses from FXMarketSpace, Reuters joint venture with the CME.
The tax charge for the year was £60 million, compared to £20 million in 2006. 2006 benefited from the settlement of prior year tax matters. A reconciliation of the actual tax charge to the tax charge expected by applying the standard 30% UK rate of corporation tax to the reported profits is provided in note 6 to the financial statements in Annex A-8.
Profit for the Year from Discontinued Operations
We have no activities which are required to be classified as discontinued operations in 2007. Additional gains of £14 million have been recognized in 2007 relating to the 2005 disposals of Radianz and Instinet; £12 million profit was recognized in 2006 relating to Instinet.
Earnings Per Share
Profit for the year was £227 million (2006: £305 million), resulting in basic EPS of 18.4p, down 5.2p (22%) from the prior year. Adjusted EPS (as defined above and reconciled to basic EPS in the table “Reconciliation of basic EPS to adjusted EPS” below) was 23.0p in 2007, up 35% from the previous year.
Summarized Cash Flow and Free Cash Flow
Summarized Reuters cash flow

	2007	2006	2005
Year to December 31	£m	£m	£m

Net cash inflow from operating activities	476	258	253
Acquisitions and disposals	6	(2)	206
Purchases of property, plant and equipment, and intangibles	(225)	(228)	(185)
Proceeds from sale of property, plant and equipment	19	5	3
Dividends received	3	3	5
Proceeds from issue of shares	47	32	10
Share buy-back	(174)	(527)	(223)
Equity dividends paid to shareholders	(147)	(134)	(140)
Equity dividends paid to minority interests	—	—	(23)
Other movements	(49)	7	21
Movement in net (debt)/funds	(44)	(586)	(73)
Opening net (debt)/funds	(333)	253	326
Closing net (debt)/funds	(377)	(333)	253

Refer to “Reconciliation of cash flows from operating activities to free cash flow and trading cash flow” table below for reconciliation to statutory cash flow.
Reconciliation of net cash flow from continuing operating activities to free cash flow

	2007	2006	2005
Year to December 31	£m	£m	£m

Cash flow from continuing operations	534	311	268
Net interest paid	(32)	(19)	(7)
Tax paid	(26)	(34)	(11)
Capital expenditure	(225)	(228)	(178)
Transaction-related costs	21	—	—
Special contributions to pension schemes	4	187	—
Proceeds from sale of property, plant and equipment	19	5	3
Dividends received	3	3	5
Interim funding repayment from Telerate	—	—	(18)
Repayment of funds to BTC	—	—	26
Free cash flow	298	225	88
Refer to “Reconciliation of cash flows from operating activities to free cash flow and trading cash flow” table below for reconciliation to Reuters cash flows.
Cash generated from continuing operations was £534 million, compared to £311 million in 2006. The year-on-year improvement reflects underlying improvement to profits flowing through to improved cash flow and special contributions to pension schemes of £187 million in 2006, with only £4 million in 2007.
Free cash flow from continuing operations was £298 million (2006: £225 million). This reflects higher trading profit, lower cash restructuring charges and continued focus on the management of working capital. Capital expenditure of £225 million (2006: £228 million) was in line with management’s commitment to maintain 2006 spending levels.
Investment in software and development projects of £109 million has remained at a similar level to 2006 (£106 million), with continued investment in Core Plus projects.
Trading cash conversion from continuing operations (i.e. trading cash flow divided by trading profit) in 2007 was 92% (2006: 111%), rising to 100% on a rolling two year basis.
Net debt was £377 million, compared to net debt of £333 million in 2006, a movement of £44 million. The significant movements in net debt include:
•	Free cash inflows of £298 million, as noted above;

•	The cost of the share buy-back program of £174 million;

•	Dividend payments of £147 million;

•	Net inflow from acquisitions and disposals of £6 million; and

•	Other movements largely consisting of foreign exchange movements on borrowings.
Dividends
Dividends paid in 2007 totaled £147 million. The second interim dividend proposed in respect of 2007 is 7p per share, to be paid on May 1, 2008, an increase of 9% on the prior year, reflecting our continued confidence in the future performance of our business. The total dividend in respect of 2007 is 12p, an increase over 2006 of 9%. In addition, a stub dividend of 3.24 p, representing accrued/pro-rated dividends from January 1, 2008 through April 16, 2008, is scheduled to be paid on May 1, 2008.
Balance Sheet
The net assets of Reuters are £138 million, a decrease of £34 million on the previous year. This primarily reflects the return of capital to shareholders through dividend payments and share buy-back programs exceeding the profit for the year.
The main movements in Reuters balance sheet between 2007 and 2006 are:
•	The capital expenditure on property, plant and equipment and intangible assets of £272 million, offset by annual depreciation and amortization of £158 million.

•	A reduction to the net pension obligations of £120 million resulting from movements in the valuations of defined benefit obligations that have reduced the reported deficits of several schemes.
Summarized Reuters balance sheet

	2007	2006	2005
Year to December 31	£m	£m	£m

Non-current assets	1,432	1,314	1,179
Current assets	547	606	957
Non-current assets classified as held for sale	14	—	1
Total assets	1,993	1,920	2,137
Current liabilities	(1,268)	(913)	(797)
Non-current liabilities	(587)	(835)	(829)
Total liabilities	(1,855)	(1,748)	(1,626)
Net assets	138	172	511
Total shareholders’ equity	138	172	511
Our largest acquisitions during the year were those of Feri Fund Market Management Limited in July for £12 million and ClearForest Limited in June for £10 million.
We also provided additional contributions to existing investments in TIMES NOW (£5 million) and FXMarketSpace (£10 million).
Disposal activity for the year included the sale of our investment in Intralinks for £23 million in proceeds in June 2007.
Reuters returned a total of £174 million to shareholders through its on-market buy-back program in 2007. The total returned to shareholders since the inception of the buy-back program in July 2005 now stands at £1.1 billion, at a volume weighted average price of £4.32. The program was suspended at the time of the announcement of the recommended transaction between Thomson and Reuters. It resumed with an irrevocable arrangement to repurchase up to 50 million ordinary shares between December 13, 2007 and the announcement to the market that all regulatory pre-conditions for the proposed transaction had been satisfied or waived. Of this 50 million shares, 5 million had been repurchased by December 31, 2007 and an additional 28 million by the time the buy-back was suspended on February 19, 2008. The program resumed again on March 10, 2008.
2008 Outlook
Early indications for 2008 are encouraging despite the uncertain market environment, with strong sales momentum reflecting the robustness of Reuters business mix. On March 6, 2008, Reuters stated that it expected underlying revenue growth in the first quarter of 2008 to be around 9%.
2006 Results Compared With 2005
Revenue
Full year revenue for 2006 grew 6.5% to £2,566 million (2005: £2,409 million). Exchange rate movements accounted for 0.3 percentage points of this growth, and acquisitions, mainly the full year impact of the 2005 acquisition of Telerate, accounted for 1.4 percentage points of revenue growth.
On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, revenue growth was 4.8%. Core Plus initiatives contributed 1.3 percentage points (£32 million) to revenue growth. All four elements of Core Plus — electronic trading, high value content, new enterprise services and new markets — contributed to revenue growth.
Volume growth, the 2006 price increase and recoveries (exchange fees and specialist data) accounted for 3.5 percentage points of growth. The key drivers of volume growth were: new sales and migrations to Reuters 3000 Xtra; Reuters Knowledge (principally on the buy-side); Enterprise Datafeeds and Trade and Risk Management software.
Recurring revenue, which represented 92% of our revenue in 2006 (93% in 2005), was £2,363 million (2005: £2,235 million). This represented an increase of 6% on an actual basis (4% underlying) compared to 2005.
Usage revenue, 5% of our revenue in 2006 (4% in 2005), grew by 26% (24% underlying) to £132 million (2005: £104 million) compared to 2005.
Outright revenue, 3% of our revenue in 2006 (3% in 2005), totaled £71 million, compared to the £70 million of 2005.
Revenue grew in all geographical regions. The Americas saw growth of 9% (underlying 8%), driven by strong sales of Enterprise solutions and Media services and good progress with Reuters Knowledge. Asia grew 7% (underlying 6%) benefiting from improved trading conditions in Japan, market-leading positions in China and India and the inclusion of Telerate revenues for the full 2006 year. Europe, Middle East & Africa revenues grew 5% (underlying 3%) with strong trading in the Nordic region, Russia and the Gulf, counterbalanced by consolidation in the German, Swiss and Italian markets.
Operating Costs and Trading Costs
Total operating costs were £2,351 million, an increase of 4% from 2005. The drivers of this increase are largely explained in the context of the movement in trading costs. Trading costs totaled £2,258 million in 2006 (2005: £2,075 million), up 9% on 2005. New investment in Core Plus growth and transformation initiatives, net of early savings, contributed £109 million to cost growth in 2006. Inflation added approximately 3% to base costs, and additional costs of £21 million were incurred to invest in service resilience. Acquisitions added a further £30 million, principally Telerate, and data recoveries costs added a further £25 million. Offsetting these key drivers of cost increases were savings from the Fast Forward program, totaling £80 million.

Trading cost increases were partially offset by much lower Fast Forward restructuring and acquisition integration costs. Total restructuring charges in 2006 were £13 million, compared to £112 million in 2005. 2005 charges included £94 million in respect of the Fast Forward restructuring program, which completed at the end of 2005, and £18 million in respect of Telerate acquisition integration. The £13 million charged in 2006 related only to acquisition integration, principally Telerate.
Operating costs also included the impact of movements in the fair value of derivatives and other financial assets, including embedded derivatives within our revenue and supplier contracts. Movements in fair values added £25 million to total operating costs in 2006, compared to £16 million in 2005.
Operating Profit and Trading Profit
Operating profit totaled £256 million in 2006 (2005: £207 million), an increase of £49 million over 2005, largely reflecting the lower Fast Forward restructuring costs.
Trading profit was £308 million in 2006 (2005: £334 million). Trading profit was largely driven by revenue growth, the last tranche of Fast Forward savings, continued tight cost control and £10 million of benefit from acquisitions. However, these benefits were more than offset by the £77 million net new investment to drive Core Plus, taking into account revenues and early cost savings generated by the initiatives during the year.
The business delivered an operating profit margin of 10% (2005: 9%) and a trading margin of 12% (2005: 14%).
Profit for the Year from Continuing Operations
Profit for the year from continuing operations was £293 million (2005: £229 million). The year-on-year increase of £64 million was largely due to the improved operating profit discussed above and the increase in profits from asset disposals. The sale of the majority of our stake in Factiva realized a profit of £76 million, whereas the £38 million of disposal profits in 2005 came largely from further sales of our stake in Tibco Software Inc. (TSI).
Net finance costs of £15 million increased by £3 million over 2005, reflecting the net outflow of cash for the share buy-back program and special contributions made towards funding the majority of the deficit position on two UK defined benefit pension schemes.
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
The tax charge for the year was £20 million, compared to £9 million in 2005. As in 2005, 2006 benefited from the settlement of prior year tax matters.
Profit for the Year from Discontinued Operations
We had no activities which were required to be classified as discontinued operations in 2006. An additional gain of £12 million was recognized in 2006 arising from the disposal of Instinet Group in 2005, compared to the £253 million profit recognized in 2005. The 2005 result was largely made up of the post-tax profit of £191 million on the disposal of Instinet Group and £68 million profit after tax from Instinet Group’s business operations prior to its sale in December 2005.
Earnings Per Share
Profit for the year was £305 million (2005: £482 million), resulting in basic EPS of 23.6p, down 9p from the prior year, mainly due to the decrease in profits from disposals for the period. Adjusted EPS was 17.1p in 2006, up 24% from the previous year, reflecting lower net restructuring charges and a reduction in the number of shares in circulation, due to the share buy-back program.

Summarized Cash Flow
Cash generated from continuing operations was £311 million, compared to £268 million in 2005. The year-on-year improvement of £43 million was driven by lower restructuring charges than 2005 and savings achieved under the Fast Forward program. It was also driven by a movement in working capital outflow of £50 million (2006: £115 million; 2005: £65 million), although excluding the contribution of £187 million towards funding pension deficits, working capital improved significantly on 2005.
Free cash flow from continuing operations was £225 million (2005: £88 million). This reflected lower cash restructuring charges and management action to improve working capital, partially offset by higher capital expenditure, cash tax and interest charges. Movements in working capital were £111 million positive, although some of this improvement was due to timing around year-end cash flows which reversed in 2007.
Investment in software and development projects has increased by £66 million, reflecting higher levels of development under Core Plus. Tangible capital spend reduced by £16 million, reflecting the completion in 2005 of the move to Reuters head office in London’s Canary Wharf, partially offset by new investment in data centres. Total capital expenditure of £228 million was higher than the £220 million anticipated in the 2006 Outlook in the 2005 Annual Report and Form 20-F, reflecting additional investment to improve data centre resilience.
Trading cash conversion from continuing operations, (i.e. trading cash flow divided by trading profit) in 2006 was 111% (2005: 77%) with the increase in capital expenditure more than offset by working capital improvements.
Net debt was £333 million, compared to net funds of £253 million in 2005, a movement of £586 million. The significant movements in net debt included:
•	Free cash inflows of £225 million, as noted above;

•	Special contributions of £187 million towards funding the deficit in two UK defined benefit pension schemes;

•	The ongoing cost of the share buy-back program, amounting to £527 million;

•	Dividend payments of £134 million; and

•	Net outflow from acquisitions and disposals of £2 million, including £79 million from the disposal of Factiva.
Dividends
Dividends paid in 2006 totaled £134 million. The final dividend proposed in respect of 2006 was 6.9p per share, an increase of 12% on the prior year, reflecting continued confidence in the future performance of our business. The total dividend in respect of 2006 was 11p, an increase over 2005 of 10%.
Balance Sheet
The net assets of Reuters were £172 million, a reduction of £339 million on the previous year. This reduction primarily reflected the return of funds to shareholders through the share buy-back program.
The main movements in Reuters balance sheet between 2006 and 2005 were:
•	The capitalization of property, plant and equipment and intangible assets of £290 million, offset by annual depreciation and amortization charges of £141 million.

•	A change in the composition of net debt (net funds in 2005), with lower cash holdings and higher debt being offset by lower pension obligations due to the special contributions towards funding the deficits in two UK defined benefit pension schemes.
Our largest acquisition during the 2006 was that of Application Networks for £22 million, which completed in June 2006. Other acquisitions included two small Telerate distributor businesses in India and Italy. We also made a number of investments in associates and joint ventures, including a 26% holding in TIMES NOW of £11 million; and an initial contribution of £8 million to establish FXMarketSpace as a joint venture with the CME.
Disposal activity for 2006 included the sale of the majority of our 50% stake in Factiva to Dow Jones for net cash proceeds of £79 million, resulting in a gain on sale of £76 million.
Divisional Performance
Overview
During the 2005-2007 period, we operated through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. They are closely aligned with the user communities they serve and they are responsible for defining, building and managing products. The business divisions have profit and loss responsibility. Revenues, operating profit and trading profit for the two years to December 31, 2007 are analyzed by business division in the following sections. Further information on revenue by division and by geography is included in note 1 of the financial statements in Annex A-8.
Our development and data teams are integrated within the business divisions, aligning these teams more closely with our divisional plans. These plans are being further strengthened by our investment in the quality and timeliness of Reuters data. Operationally, we have an end-to-end framework for managing products through their entire lifecycle, simplifying the process and enabling us to make the most of our resources and maximize the return on our investments.
Shared infrastructure design is provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.
We face competition in the market sectors and geographical areas in which we operate. We monitor the competitive landscape actively in order to be able to respond to market developments.
The business divisions serve customers through our Global Sales and Service Operations group which is split into three geographic regions: the Americas, Asia, and Europe, Middle East & Africa. In addition, we run our Focus Group Accounts team as a global sales and support channel for our largest customers. Locally, members of our sales and service teams work with customers to build relationships and to identify the correct Reuters products to meet customer needs and to feed back customer needs to the business divisions. Through regular training visits, our customer training specialists work with end-users to ensure they get full value from our products. In addition we provide product, content and technical support by telephone and email from three regional hubs, one based in each principal time zone. We also offer proactive telephone support and remote learning to help users of our premium products get the most out of their service. “Brightspot”, a traveling showcase for Reuters products, is used to increase customer awareness of the latest developments in Reuters product range.
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
Our editorial team of over 2,300 text, television and photo journalists aims to report the news to the highest standards of accuracy, insight and timeliness. Representing some 90 nationalities, they report from 200 bureaus in 19 languages. They filed more than 3.5 million news items in 2007 to customers in the form of text, pictures, TV, video and graphics.
Our coverage includes real-time data provided on 5.5 million financial records, data from 250 exchanges, more than 1.5 million fixed income securities, 250,000 foreign exchange and money market instruments and award-winning commodities and energy content. This is further complemented by data from around 4,000 financial services contributors. Reuters financial data is updated over 8,000 times per second, and at peak times more than 23,000 times per second. In addition, our fundamentals and estimates data is recognized as a leading source of high quality financial information, covering over 45,000 companies worldwide.
Sales & Trading Division
Overview
Sales & Trading is our largest business division serving the information, trading and post-trade connectivity requirements of buy and sell-side customers in the foreign exchange, fixed income, equities and other exchange traded instruments, and commodities and energy markets. The division’s major strategic focus is to become the leading provider of content and transaction services for traders and salespeople worldwide, across a broad range of asset classes. Our customers include market makers, sales traders, traders at investment firms and corporate treasurers. In addition, we continue to identify opportunities in new asset classes.
Our premium desktop product is Reuters 3000 Xtra. Its users are financial markets professionals who require a powerful combination of deep, global, cross-asset news and content combined with sophisticated pre-trade decision-making, analytics and trade connectivity tools. It includes Reuters Messaging, which enables end-users to interact with their peers in the financial community.
Our trading suite of products offers trade connectivity, electronic trading, order-routing and post-trade tools to enable customers to trade with each other and connect their systems to electronic markets. We now have a range of trading and post-trade services for FX, money markets, fixed income and exchange traded instruments. Our strategic product set includes Reuters Dealing 3000, Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges. Through Reuters Dealing 3000, our customers have access to a trading community of 18,000 FX and money market traders globally.
Reuters Trader is our mid-tier product which we also offer in versions targeted at regional markets. Users of our mid-tier and domestic products typically require only a subset of Reuters overall content and capabilities. We are working to complete the migration of our customers from older products to new Reuters Trader products, many of which are browser-based.
Our Sales & Trading information products compete with large players such as Bloomberg, Thomson Financial, Sungard, Telekurs and IDC, as well as a growing number of local, regional and niche competitors ranging from Markit and SuperDerivatives to Quick, Xinhua Finance and Yahoo! Finance. In the electronic trading business, we compete with Fidessa and the large inter-dealer brokers, notably ICAP’s EBS platform. Additionally, we compete with single-bank and multi-bank portals such as FXall and MarketAxess.
In addition to our own trading products, we have also invested in an innovative new FX trading system, FXMarketSpace, which we established with the CME as a 50/50 joint venture. FXMarketSpace, launched in March 2007, aims to contribute to changes in FX market structure by offering the world’s first centrally-cleared, global FX marketplace. It provides broader access to the FX market by making it possible for non-bank financial institutions to participate. Since launch, FXMarketSpace has focused on adding new customers and building liquidity.

Financial Performance
Sales & Trading division summary operating and trading results

	2007	2006	Actual	Underlying
Year to December 31	£m	£m	change	change

Revenue	1,619	1,661	(2%)	3%
Trading costs	(1,376)	(1,439)	(4%)	—
Restructuring charges	—	(12)
Other operating income (in trading costs)	(22)	(20)
Impairments & amortization of business combination intangibles	(33)	(17)
Fair value movements in expenses	(9)	(18)
Operating Costs	(1,440)	(1,506)	(4%)
Other operating income	27	27	—
Operating Profit	206	182	13%
Operating margin	13%	11%
Trading margin	15%	13%
In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology. 2006 comparatives have therefore been restated to decrease Sales & Trading revenue by £29 million and operating costs by £37 million. In 2007 Sales & Trading operating profit is stated prior to any impact of £45 million of Transaction-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Reconciliations between the GAAP and non-GAAP measures are provided in the tables below.
Sales & Trading revenue was £1,619 million in 2007, a decrease of 2% due to currency effects (increase of 3% on an underlying basis). Operating profit was £206 million in 2007, up 13%. Trading profit increased by an 9% (28% on an underlying basis), reflecting a net benefit from Core Plus and tight cost control as well as revenue growth. The division’s trading margin was 15%.
The Sales & Trading division’s strategic focus is to become the leading provider of content and transactions services for traders and salespeople, across the financial markets globally. At its heart is Reuters foreign exchange franchise, which provides the news, pricing and transaction systems essential to the functioning of this global market. Profitable growth in Sales & Trading is being driven by expanding transactions capabilities across asset classes, exploiting opportunities in new and emerging markets and reducing the cost and complexity of technology platforms. The division further strengthened its value proposition in 2007 by being early to market with facilities to help customers overcome the challenges presented by MiFID.
The key product drivers of the Sales & Trading division in 2007 were:
•	Reuters Xtra family revenues, which grew by 4% to £1,042 million (underlying 10%). Usage revenues grew by 9% (underlying 19%), reflecting the strength of Reuters foreign exchange franchise as Reuters Prime Brokerage, Reuters Matching and Reuters Electronic Trading benefited from increased trading volumes in buoyant foreign exchange markets.

•	Revenue from Trader family products, which declined 24% to £279 million (20% on an underlying basis). This reflects customer migrations from legacy products, principally Telerate and the 2000/3000 series. Revenue attrition from Telerate has remained at around two percentage points of Sales & Trading revenue (one percentage point of Reuters revenue), as expected. The Telerate migration is now substantially complete.
Revenue from recoveries (exchange fees and specialist data) grew by 5% to £298 million (underlying 10%), driven in part by exchange fee price increases.
Core Plus initiatives in Sales & Trading saw revenue benefits from Reuters suite of new electronic trading products, such as Reuters Trading for FX , and in developing markets such as China and India. While investment continued in new transaction systems and common product technology platforms, there were significant cost savings, specifically in communications infrastructure.
Operating costs decreased to £1,440 million in 2007 (down 4% on an actual basis), reflecting a decrease in trading costs. Trading costs decreased to £1,376 million, (down 4% on an actual basis). On an underlying basis, costs were in line with prior year.
In 2007, operating profit was £206 million, up 13%. Trading profit increased by 9% on an actual basis and 28% on an underlying basis.
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
The Reuters Wealth Manager family is targeted at wealth managers and retail brokers who require financial information services that can be integrated closely into their workflow, helping users manage their clients’ portfolios better and allowing more time to concentrate on building client relationships. The Reuters Wealth Manager family includes content on a wide range of single asset and collective investment funds provided by our Lipper subsidiary. Lipper is a global leader in the provision of independent fund research, analysis and ratings.
As well as its core services, the Research & Asset Management division also receives a share of revenue from Reuters 3000 Xtra and the Reuters 2000/3000 range of legacy products, by reference to the nature of the customer taking the product.
In the Research & Asset Management arena, Reuters competes with Bloomberg, Thomson Financial, Factset, S&P Capital IQ, Morningstar, GLTrade/Infotec and Telekurs/Fininfo, plus a number of local domestic players.

Financial Performance
Research & Asset Management division summary operating and trading results

	2007	2006	Actual	Underlying
Year to December 31	£m	£m	change	change

Revenue	363	304	20%	25%
Trading costs	(328)	(314)	5%	10%
Other operating income (in trading costs)	(5)	(4)
Impairments & amortization of business combination intangibles	(4)	(3)
Fair value movements in expenses	(2)	(3)
Operating costs	(339)	(324)	5%
Other operating income	5	5	—
Operating Profit/(Loss)	29	(15)	293%
Operating margin	8%	(5%)
Trading margin	10%	(3%)
In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology. 2006 comparatives have therefore been restated to increase Research & Asset Management revenue by £6 million and operating costs by £9 million. In 2007 Research & Asset Management operating profit/(loss) is stated prior to any impact of £45 million of Transaction-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Reconciliations between the GAAP and non-GAAP measures are provided in the tables below.
Research & Asset Management revenue in 2007 grew 20% on an actual basis (25% on an underlying basis) to £363 million. The division reached profitability in 2007, delivering operating profit of £29 million with an operating margin of 8%. This reflected strong revenue growth and operational leverage in the division.
Investment Banking, Investment Management & Corporates revenues grew 30% to £229 million (34% on an underlying basis). Quarterly content and functionality enhancements sustained growth, both of feeds for integration into customer systems and of Reuters Knowledge desktops, which now number 17,000. Reuters Knowledge embedded within Reuters 3000 Xtra continued to sell well.
Revenue from the Wealth Management customer base grew 5% to £134 million (11% on an underlying basis), driven by continued customer demand for online feed and web based solutions, as well as 11% growth in Lipper funds information revenue.
The key contribution to Core Plus revenue in Research & Asset Management came from high value content and functionality enhancements in the Reuters Knowledge product family.
Operating costs were £339 million in 2007, up 5% driven primarily by net trading cost increases. Trading costs were £328 million in 2007, up 5% on an actual basis and 10% on an underlying basis. The increase was largely driven by the higher cost base required to support the increase in revenue for the division.
Research & Asset Management generated a net operating profit of £29 million in 2007, compared to a loss of £15 million in 2006. This improvement was primarily driven by the improved revenue growth.

Enterprise Division
Overview
Reuters aggregates information to give a single view of the financial markets and the events that move them. Our Enterprise division provides information and software that support business automation within the capital markets, for example, automated trading and regulatory compliance.
Our products include:
•	Reuters DataScope real-time datafeeds, streams of machine- readable price data delivered over our networks at high speed for use in customers’ information and trading services;

•	Reuters DataScope pricing and reference data which help banks and financial organizations achieve regulatory compliance by delivering accurate financial instrument prices and reference material for the capital markets globally. In 2006 we launched a new distribution platform, Reuters DataScope Select, to support back office and fund valuation processes;

•	Reuters Market Data System, a resilient content distribution software platform that enables banks to deliver high volume and low latency data into a wide variety of financial systems;

•	Trade and Risk Management systems to help banks manage their trading position and monitor their exposure to trading risk. In 2006, we acquired Application Networks Inc., whose coverage of credit derivatives and structured financial products complements our existing strengths in FX and treasury risk management; and

•	Reuters Messaging, a secure online messaging service that connects financial professionals within and across existing communities of interest.
Vendors such as Bloomberg, IDC and Telekurs compete with our real-time datafeed business, as well as our pricing reference data offering. In addition, specialty technology providers, such as Wombat, Infodyne and ACTIV Financial and also large IT vendors, such as IBM, compete with us in the market data delivery arena. Competitors in the risk management market include Sungard, Algorithmics, Murex, Misys and Calypso, among others.

Financial Performance
Enterprise division summary operating and trading results

	2007	2006	Actual	Underlying
Year to December 31	£m	£m	change	change

Revenue	451	431	5%	10%
Trading costs	(360)	(350)	3%	7%
Restructuring charges	—	(1)
Other operating income (in trading costs)	(6)	(5)
Impairments & amortization of business combination intangibles	(3)	(3)
Fair value movements in expenses	(2)	(3)
Operating Costs	(371)	(362)	2%
Other operating income	7	6	—
Operating Profit	87	75	16%
Operating margin	19%	18%
Trading margin	20%	19%
In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.
2006 comparatives have therefore been restated to increase Enterprise revenue by £23 million and operating costs by £27 million. In 2007 Enterprise operating profit is stated prior to any impact of £45 million of Transaction-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Reconciliations between the GAAP and non-GAAP measures are provided in the tables below.
Enterprise revenue grew by 5% (10% on an underlying basis) to £451 million in 2007. Operating profit grew by 16% to £87 million with an increase in operating margin to 19% compared to 2006. Trading profit increased by 11% (21% on an underlying basis) and the division’s trading margin was 20%, reflecting strong operational leverage and the benefits of Core Plus.
Reuters financial services customers — from banks to hedge funds —are looking to grow revenues and cut costs through increased levels of business automation. Competitive pressure drives the need for more mature proprietary trading, prime brokerage and electronic brokerage operations and the focus on regulatory compliance and risk management remains intense.
Enterprise Information continued to perform strongly. Revenue grew 12% to £271 million (18% on an underlying basis), supported by the rollout of a new commercial model for licensing machine-readable data, which links revenue more directly to the volume of data being used by customers.
Trade and Risk Management saw revenues grow 10% to £102 million (14% on an underlying basis), with particularly strong growth in Germany, Eastern Europe, the Gulf and Asia and good progress in the Americas.

Information Management Systems (IMS) revenue showed a 19% decline to £78 million (15% underlying decline). The continuing impact of withdrawal from the hardware business, the completion of the Reuters Market Data System migration and moving Telerate platforms to obsolescence were increasingly offset by revenue from new facilities such as Reuters Wireless Delivery System and Reuters Tick Capture Engine.
Investment in Core Plus initiatives continued in 2007 to take advantage of new opportunities, for example in the provision of counterparty data. The key sources of Core Plus revenue in the Enterprise division were Reuters Datascope Real Time, Reuters Datafeed Direct and Reuters Datascope Tick History.
Enterprise operating costs in 2007 were £371 million, up 2% driven primarily by trading cost increases. Trading costs rose by 3% to £360 million in the year, or 7% on an underlying basis. The increase in cost was predominantly driven by investment in the Enterprise Core Plus growth initiative and inflationary effects.
Enterprise operating profit was £87 million, an increase of £12 million from 2006, generating an operating margin of 19%.
Media Division
Overview
The Media division offers products which deliver comprehensive and timely news and information as text, video, graphics and photos. Reuters Media targets media professionals and affluent business professionals who need fast, accurate and trusted news and information to keep them informed.
Our online sites reach a unique audience of 23 million individuals globally each month.
We sold the majority of our 50% stake in our Factiva joint venture to Dow Jones (our joint venture partner) for £79 million in December 2006.
Key competitors in the supply of news to the media are Associated Press, Agence France Presse, Bloomberg News and Dow Jones. In the direct-to-consumer market, Reuters competes with a variety of local and global providers including Dow Jones, Financial Times, Yahoo! Finance, Google Finance, TheStreet.com and many others.

Financial Performance
Media division summary operating and trading results

	2007	2006	Actual	Underlying
Year to December 31	£m	£m	change	change

Revenue	172	170	1%	6%
Trading costs	(156)	(155)	—	4%
Other operating income (in trading costs)	(3)	(2)
Impairments & amortization of business combination intangibles	—	(1)
Fair value movements in expenses	(1)	(1)
Operating Costs	(160)	(159)	1%
Other operating income	3	3	—
Operating Profit	15	14	7%
Operating margin	9%	8%
Trading margin	9%	9%
In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.
2006 comparatives have therefore been restated to increase Media operating costs by £1 million. In 2007 Media operating profit is stated prior to any impact of £45 million of Transaction-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Reconciliations between the GAAP and non-GAAP measures are provided in the tables below.
Media revenue was £172 million in 2007, an increase of 1% (6% on an underlying basis). This reflected a demanding year-on-year comparative in the first half, followed by strong growth in the second half. Operating profit increased by 7% to £15 million, at an operating margin of 9%. Trading profit increased by 10% (35% on an underlying basis) to £16 million, at a trading margin of 9%.
Revenue from Agency Services was £142 million flat on an actual basis (increase of 5% on an underlying basis). Text and TV subscription revenues saw steady growth, while TV usage revenues recovered in the second half after a tough year-on-year comparison in the first half of the year. Pictures was the highest growth area, reflecting 2006 investment in coverage and the new Reuters Pictures Archive.
Revenue from Consumer Services, which accounted for the Media division’s Core Plus revenue, rose by 6% (15% on an underlying basis) to £30 million, driven by strong growth in online syndication and advertising. Under Core Plus, the division continued to invest in the marketing capabilities, technology and people needed to build an interactive online advertising business.
Operating costs were £160 million. Trading costs of £156 million were consistent with the prior year on an actual basis and 4% higher on an underlying basis. The increase in investment in Core Plus growth initiatives and inflation contributed to the increase in the cost base.

Operating profit increased in 2007 to £15 million, up 7% generating an operating margin of 9%. Trading margin remained stable at 9%.
Supporting Financial Information
Management of Risks
Details of the financial risk management objectives and policies of the company and the exposure of the company to financial risk are provided in Annex A-8, notes to the financial statements of Reuters for the year ended December 31, 2007, filed as part of this Annual Report on Form 20-F, under note “17 Derivatives and other financial information.”
Pending Transactions and Post Balance Sheet Events
There are no material pending transactions.
During the period January 1, 2008 to April 9, 2008, Reuters purchased 45 million shares for total consideration of £271 million, as part of the share buy-back program.

	Total number of
	shares purchased as
	part of a publicly	Average price paid	Cost of shares
Month	announced program	per share (£)	purchased (£m)

January	20,975,000	5.99	127
February	6,965,000	6.03	42
March	7,700,000	5.92	46
April	9,310,000	5.97	56
Included above are 28 million shares which Reuters has irrevocable commitments to purchase at December 31, 2007. In accordance with Reuters accounting policy the cost of these shares (£169 million) has been recorded in the balance sheet at December 31, 2007 and reported as a current liability with a corresponding deduction from shareholders’ equity.
On February 19, 2008, regulatory approval was granted for the Transaction, subject to certain conditions, at which date the current share buy-back program was suspended. On March 10, 2008, the resumption of the share buy-back program was announced with the intention of repurchasing up to 17 million shares, representing the balance of the 50 million share buy-back program, between March 10, 2008 and the closing of the Transaction.
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
The key objectives of the treasury function are to ensure sufficient liquidity exists to meet funding needs and to manage the interest rate and currency risks arising from Reuters operations and its sources of finance.

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
Net cash flows are applied to reduce debt, placed in short-term deposits with financial institutions holding strong credit ratings or used to repurchase the company’s own shares as part of an announced buy-back program designed to enhance shareholder returns. During 2007, £174 million (2006: £527 million) was applied to market purchases of the company’s own shares (for information about the company’s share repurchases, see Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers — Reuters Information”). At December 31, 2007, Reuters had net debt of £377 million.
Reuters is rated by the three principal credit rating agencies. As at December 31, 2007, our long- and short-term ratings were Fitch BBB+/F2, Moody’s Baa1/P-2 and Standard and Poor’s BBB+/A-2.
We borrow in various currencies, at both fixed and floating rates, and use derivative contracts to create the desired currency and interest rate basis. The conversion of net investments in foreign operations into Reuters reporting currency of sterling, for accounting purposes, creates translation exposure. To mitigate this effect, to the extent that Reuters has core debt it will be held in currencies approximately proportionate to the currency profile of Reuters net assets.
Multicurrency Revolving Credit Facility
In October 2006, we entered into a committed multicurrency revolving credit facility for £680 million. At December 31, 2007, we had available £623 million under the facility, following utilization of £57 million in the form of a standby letter of credit. The commitment expires, and any final repayment is due in October 2011, unless a one-year extension option is exercised in October 2008 (at the banks’ discretion). In this instance, the latest expiry date would be 2012.
The facility is on customary terms and conditions. Drawings under the facility may be made in sterling, Euro or other currencies agreed at the time and bear interest at LIBOR plus a margin, variable according to the long-term credit rating of the company. The facility cross defaults upon default by Reuters in payment or acceleration of any other borrowings in excess of £20 million. The facility contains no financial covenants.
Euro Commercial Paper Program
A £1.5 billion Euro Commercial Paper Program is available in respect of which we had obligations of £58 million at December 31, 2007. The minimum outstanding during 2007 was £58 and the maximum was £393 million.
The program is on customary terms and conditions, including a condition that the company should not be in default on any other debt or similar obligation. Issues are only made to the extent that funds can be repaid from committed financing facilities or available Reuters cash. The program has no final maturity date, contains no financial covenants and there is no requirement to update the program documentation. Debt is issued at market rates agreed between the issuer and the dealer.
Euro Medium Term Note Program
We also have available a £1 billion Medium Term Note Program. At December 31, 2007, we had outstanding obligations of £555 million under the program, repayable at various dates up to November 2010 including a €500 million (£367 million) public bond, issued in November 2003 and maturing in November 2010, and a €250 million (£184 million) floating rate note, issued in November 2006 and maturing in November 2008. There were no new issues or redemptions during the year.

The program is on customary terms and conditions. The program has no final maturity date. Debt is issued at market rates agreed between the issuer and the dealer. The program documentation contains no financial covenants and notes in issue have no cross-default provision.
Short-Term Uncommitted Facilities
In addition, we have short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £118 million. At December 31, 2007, £9 million of the facilities were utilized in the form of bank overdrafts.
Contractual Financial Obligations
The following table summarizes our principal contractual financial obligations at December 31, 2007, certain of which are described in the consolidated financial statements and notes. We expect to be able to fund such obligations from ongoing operations and external facilities.

	Payments due by period
		Less than	1-3	3-5	After 5
	Total	1 year	years	years	years
as at December 31, 2007	£m	£m	£m	£m	£m

Finance lease payables	12	5	7	—	—
Debt obligations (including future interest payments)	809	331	477	1	—
Pension obligations*	66	66	—	—	—
Other provisions and liabilities**	74	35	31	6	2
Operating leases	650	94	158	118	280
Purchase obligations	1,708	410	489	572	237
Total contractual obligations	3,319	941	1,162	697	519

Notes:

*	Net pension obligations are recorded on the balance sheet at £11 million (£43 million pension obligations less £32 million pension funds in surplus). The £66 million represents the expected payments to be made to the defined benefit schemes in 2008.

**	Other provisions and liabilities (excluding net pension obligation) recorded on the balance sheet total £96 million. Of this, £74 million are financial liabilities that require settlement in cash. Additionally, the balance sheet contains a deferred tax liability of £115 million. No estimate has been provided for deferred tax in the table above as it is not a contractually obligated financial liability.
In addition to the amounts in the table, as noted in note 38 to Reuters financial statements for December 31, 2007, which are in Annex A-8, we acquired StarMine Corporation for $97 million (£49 million) in January 2008.
Reuters has a contract with BT/Radianz over 2005 — 2015 which is expected to result in payments in the region of $3.5 billion and an outsourcing arrangement with Fujitsu over 2007 — 2017 which is expected to result in payments in the region of £530 million. Only the contractual minimum of these arrangements are included in the table above.

Foreign Exchange
Almost 90% of our revenue is denominated in non-sterling currencies. We also have significant costs denominated in foreign currencies with a different mix from revenue. In some cases, product pricing is denominated in a foreign currency which gives rise to embedded derivatives, for which movements in value are recognized in profit or loss. Our profits are therefore exposed to currency fluctuations.
Exchange rate movements in 2007 had a £36 million net impact on operating profit.

		Operating	Operating
	Revenue	cost	profit
Currency impact	£m	£m	£m

Impact of:
Stable euro	1	(1)	—
Weaker dollar	(112)	85	(27)
Weaker yen	(15)	6	(9)
Other currencies	(13)	11	(2)
Exchange rate movements	(139)	101	(38)
Change in currency mix	4	(2)	2
Total currency movements	(135)	99	(36)
Forward foreign exchange contracts, currency options and foreign exchange swaps are used to manage, where appropriate, the effects of transaction exposure and certain intercompany transactions which impact profits. Transaction exposure occurs when, as a result of trading activities, an entity receives cash in a currency different to its functional currency.
Critical Accounting Policies
Our accounting policies comply with IFRS as adopted by the EU. These policies and associated estimation techniques and judgments have been reviewed by management and discussed with the Audit Committee, who have confirmed they are the most appropriate for the preparation of the 2007 financial statements. The financial statements of Reuters also comply with IFRS as issued by the IASB.
Accounting Policies Involving Management Judgment
In preparing the financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements. The areas discussed below are considered to be the most critical. The accounting policies underpinning the financial statements are outlined in Annex A-7, under “Group Accounting Policies”, which also include reference to the areas of judgment within the accounting policies and related notes.
The Impairment of Property, Plant and Equipment, Non-Current Assets Held for Sale and Intangible Assets (Including Goodwill)
Under IFRS, impairment is measured by comparing the carrying value of an asset or cash generating unit to its recoverable amount. Recoverable amount is defined as the higher of its fair value less costs to sell and its “value in use”. These comparisons require subjective judgments and estimates to be made by management with regard to projected future cash flows of income-generating units or the amounts that could be obtained from the sale of investments.
Note 13 of the financial statements, in Annex A-8, outlines the key assumptions. Management has determined that charges for impairment of intangible assets of £21 million are required for 2007 (2006: £nil; 2005: £1 million).

Intangible Assets
Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalized when it meets the criteria outlined in IAS 38 “Intangible Assets”. Such assets are then systematically amortized over their useful economic life (normally between three and five years). Additionally, the costs of acquiring software licenses and costs incurred in bringing software into use are capitalized, and amortized over the expected life of the license (normally five years).
There is judgment involved in determining an appropriate framework to consider which expenditure requires capitalization and which should be expensed. Note 13 of the financial statements in Annex A-8 provides details of the amounts capitalized in 2007 for development and software total £109 million (2006: £114 million; 2005: £40 million).
Defined Benefit Pension Plans
We operate a number of defined benefit plans, some of which also include post-retirement medical benefits. For material schemes, their valuation is determined by independent actuaries. Pension scheme surpluses are recognized only to the extent that the surplus is considered recoverable. We consider recoverability based primarily on the extent to which we can unilaterally reduce future contributions to the plan. These valuations and the income statement charge require assumptions to be made in respect of future income levels, expected mortality, inflation, the long-term rate of return on the scheme assets, rate of increase in social security costs and medical cost trends, along with the discount rate used to convert the future cash flows into a present value. These assumptions are reviewed annually.
The amounts recorded in the annual charge (service cost and interest cost offset by the expected return on assets) are sensitive to changes in these assumptions. Actuarial gains and losses are recognized fully in the Statement of recognized income and expense.
Note 25 of the financial statements in Annex A-8 provides further details of the annual charges (£9 million) and the net outstanding pension obligation (£11 million), quantification of the underlying assumptions and an estimate of the impact on the financial statements to changes in the most critical assumptions.
Share-Based Payments
IFRS 2 “Share-based Payment”, which we have elected to apply only to share awards granted after 7 November 2002 which had not vested by 1 January 2005, recognizes that options represent an element of remuneration for services provided by employees and should be reflected as a charge against profit. The charge, which is spread over the vesting period of the award, is the fair value of the award at grant date and is calculated using an option pricing model.
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
The total cost of share schemes in 2007 was £36 million (2006: £30 million; 2005: £30 million). For additional information, refer to note 33 of the financial statements in Annex A-8.
Provisions
The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgment based on the relevant circumstances, which can be subject to change over time.

The largest provisions relate to restructuring programs, which cover primarily leasehold properties and severance. For severance provisions, the provision is only recognized where employees have a valid expectation, or have already been told, of their redundancy. A number of leasehold properties have been identified as surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognizes that this may not be possible immediately. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by Reuters. A judgment has also been made in respect of the discount factor, based on a risk-free rate, which is applied to the rent shortfalls.
Additionally, we are subject to certain legal claims and actions (see note 35 of the financial statements in Annex A-8). Provision for specific claims or actions are only made when the outcome is considered “probable” that there will be a future outflow of funds, and/or providing for any associated legal costs. The level of any provision is inevitably an area of management judgment given that the outcome of litigation is difficult to predict.
Other provisions are held where the recoverability of amounts is uncertain, where the actual outcome may differ from the resulting estimates.
Lease Arrangements
We are party to several arrangements involving the use of assets, some of which contain a lease. Accounting for lease arrangements first involves making a determination, at inception of a lease arrangement, whether a lease is classified an operating lease or a finance lease. Each classification results in a different accounting treatment, as outlined in the “Reuters Accounting Policies” section of the financial statements in Annex A-8.
A key judgment required when making the distinction in lease classification is to determine whether substantially all of the risks and rewards of ownership of the asset have passed to Reuters. Where it is assessed that substantially all of the risks and rewards have transferred to Reuters, a finance lease exists. Refer to Annex A-8, under note 14 for the carrying amount of finance leases, and note 35 for the operating lease payables.
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
Where operating costs relate to a specific division, they are mapped directly to that division. Where operating costs are shared, activity-based costing (ABC) techniques are used to split these costs between divisions. The Reuters ABC tool (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using different drivers of cost. These cost drivers (e.g. the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgment has been applied in determining these cost drivers and the resulting allocation of costs.
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

Divisional results could alter with the application of other allocation approaches and as improvements to the Profitability Insight model are made. In 2007, Reuters made changes to the allocation of revenue and costs between business divisions, to reflect changes in the management of certain products. 2006 and 2005 comparatives have therefore been restated within relevant business divisions.
Taxation
We are subject to tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit issues, based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.
Under IFRS, in assessing which deferred tax assets to record on the balance sheet, management has made subjective judgments over the projected future profitability of certain legal entities.
Off-Balance Sheet Arrangements
Reuters does not have any off-balance sheet arrangements, as defined by the SEC, that have, or are reasonably likely to have, a current or future effect on Reuters financial position or results of operations material to investors.
Definition of Key Financial Performance Measures
Reuters has measured its financial performance by reference to revenue and profit, operating margin, EPS, cash flow and net funds. To supplement IFRS measures, Reuters has undertaken further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS headline indicators (“non-GAAP measures”). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the OFR. These measures have been used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results.
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
•	Constant currency results are calculated excluding the impact of currency fluctuations. Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Constant currency results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not actively manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis. Currency exposure is described in “Treasury Policies” above.

•	Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.

Exclusion of restructuring charges
Reuters results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward program) and acquisition integration charges.
Under the Fast Forward program, Reuters incurred restructuring charges relating primarily to headcount reduction and rationalization of the company’s property portfolio. Fast Forward was a three year program implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the program completed in 2005, as originally envisaged. The impact of Fast Forward restructuring is now only seen in the non-GAAP cash flow and margin measures.
The Fast Forward program was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit, cash flow and margin measures.
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
Transaction-related costs
During 2007, Reuters incurred certain charges in relation to the Transaction announced on May 15, 2007. These include third party advisor and legal fees.
As Thomson’s acquisition of Reuters is not accounted for as an acquisition in Reuters financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which are either capitalized as a cost of acquisition or charged to profits on disposal (which is recognized outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures).
Given their once-off nature and dissimilarity to previous transaction-related costs, Transaction-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods.
Exclusion of amortization and impairment of intangibles acquired in a business combination, investment income, profits/(losses) from disposals, and fair value movements
For certain cost, profit, cash flow, margin and EPS measures, Reuters analyses its results both before and after the impact of restructuring charges, amortization and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, and fair value movements. The adjusted measures are referred to as “Trading Profit”, “Trading Costs”, “Trading Margin” and “Trading Cash Flow”. The rationale for isolating restructuring charges is explained above.

\

Amortization and impairment of intangibles acquired in a business combination, investment income and profits/(losses) from disposals
Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortization of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.
Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analyzed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.
Amortization and impairment charges in respect of software and development intangibles are included within operating and trading costs.
Fair value movements
Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where those changes are reflected in the income statement).
Financial assets held at fair value through profit or loss in 2005 included Reuters investment in Savvis convertible shares. This investment was sold as part of the acquisition consideration for Telerate. Fair value movements for this investment were analyzed separately from the ongoing operations of the business units during 2005.
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
The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage Reuters exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.
Tax and adjusted EPS
To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.
Adjusted EPS is defined as basic EPS from continuing operations before Transaction-related costs, impairments and amortization of intangibles acquired via business combinations, fair value movements, disposal profits/losses and related tax effects.
On March 12, 2007, the UK Government announced a reduction in the corporation tax rate from 30% to 28% effective April 1, 2008. This should lead to a slight fall in the overall Reuters effective tax rate in future years. However, in 2007, Reuters was required to write down the existing UK deferred tax assets and liabilities (pension contributions, tax losses, etc.) from 30% to 28%. The effect of this is a £6 million charge to the Income Statement. This charge, together with the effect of other countries’ rate changes, has been excluded from the calculation of Adjusted EPS on the grounds that it is a one-off event, outside the normal course of business.
Dividend policy
Presenting earnings before the impact of restructuring charges, Transaction-related costs, amortization and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortization of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remained unaltered through completion of the Transaction. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortization and impairments of intangibles acquired in a business combination, fair value movements, profits/(losses) on disposals and Transaction-related costs.
Free cash flow
Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, Transaction-related costs, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.
Net debt/funds
Net debt/funds represents cash, cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.
Reconciliations of non-GAAP measures to IFRS
Reconciliation of operating profit to trading profit and margin measures

	2007	2007	2006	2006	2005	2005
Year to December 31	£m	%	£m	%	£m	%

Operating profit from continuing activities/margin	292	11	256	10	207	9
Excluding:
Restructuring charges	—	—	13	—	112	4
Transaction-related costs	45	2	—	—	—	—
Impairments and amortization of business combination intangibles	40	2	24	1	22	1
Investment income	(1)	—	—	—	(1)	—
Profit on disposal of subsidiaries	(3)	—	(4)	—	(4)	—
Fair value movements	12	—	19	1	(2)	—
Reuters trading profit/margin	385	15	308	12	334	14

Reconciliation of profit before tax from continuing operations to adjusted profit before tax

	2007	2007	2006	2006	2005	2005
Year to December 31	£m	%	£m	%	£m	%

Profit before tax/margin from continuing operations	273	11	313	12	238	10
Excluding:
Impairments and amortization of business combination intangibles	40	2	24	—	22	1
Transaction-related costs	45	2	—	—	—	—
Investment income	(1)	—	—	—	(1)	—
Profit on disposal of subsidiaries, associates and joint ventures	(24)	(1)	(80)	(3)	(42)	(2)
Fair value movements	12	—	19	1	(2)	—
Profit before tax/margin before impairments and amortization of business combination intangibles, Transaction-related costs, investment income, profit on disposals and fair value movements (Adjusted profit before tax)	345	14	276	11	215	9
Reconciliation of basic EPS to adjusted EPS

	2007	2007	2006	2006	2005	2005
Year to December 31	£m	EPS Pence	£m	EPS Pence	£m	EPS Pence

Profit/basic EPS from continuing activities	213	17.3	293	22.6	229	16.3
Excluding:
Impairments and amortization of business combination intangibles	40	3.3	24	1.8	22	1.6
Transaction-related costs	45	3.6	—	—	—	—
Investment income	(1)	(0.1)	—	—	(1)	(0.1)
Profit on disposal of subsidiaries, associates and joint ventures	(24)	(2.0)	(80)	(6.3)	(42)	(2.9)
Fair value movements	12	0.9	19	1.5	(2)	(0.2)
Adjustments to tax charge for tax effect of excluded items	—	—	(34)	(2.5)	(13)	(0.9)
Profit/basic EPS from continuing operations before impairments and amortization of business combination intangibles, Transaction-related costs, investment income, profit on disposals, fair value movements and related taxation effects (Adjusted EPS)	285	23.0	222	17.1	193	13.8

Reconciliation of actual percentage change to underlying change — revenue by division by type

			Impact of
	Underlying	Impact of	acquisitions	Actual
% change versus year ended December 31, 2006	change	currency	& disposals	change

Recurring	2%	(5%)	—	(3%)
Usage	19%	(10%)	—	9%
Outright	(4%)	(5%)	—	(9%)
Sales & Trading	3%	(5%)	—	(2%)
Recurring	25%	(6%)	1%	20%
Usage	4%	(7%)	—	(3%)
Outright	(25%)	(5%)	—	(30%)
Research & Asset Management	25%	(6%)	1%	20%
Recurring	11%	(6%)	—	5%
Usage	2%	(2%)	2%	2%
Enterprise	10%	(6%)	1%	5%
Recurring	6%	(5%)	—	1%
Usage	6%	(7%)	—	(1%)
Media	6%	(5%)	—	1%
Recurring	7%	(6%)	—	1%
Usage	15%	(9%)	—	6%
Outright	1%	(3%)	3%	1%
Total revenue	7%	(5%)	—	2%
Reconciliation of actual percentage change to underlying change — revenue by type

			Impact of
	Underlying	Impact of	acquisitions	Actual
% change versus year ended December 31, 2005	change	currency	& disposals	change

Recurring	4%	—	2%	6%
Outright	24%	—	2%	26%
Usage	4%	(2%)	1%	3%
Total revenue	5%	—	2%	7%

Reconciliation of actual percentage change to underlying change — revenue by division by product family

			Impact of
	Underlying	Impact of	acquisitions	Actual
% change versus year ended December 31, 2006	change	currency	& disposals	change

Reuters Xtra	10%	(6%)	—	4%
Reuters Trader	(20%)	(4%)	—	(24%)
Recoveries	10%	(5%)	—	5%
Sales & Trading	3%	(5%)	—	(2%)
Investment Banking, Investment Management & Corporate	34%	(4%)	—	30%
Reuters Wealth Manager	11%	(7%)	1%	5%
Research & Asset Management	25%	(6%)	1%	20%
Reuters Enterprise Information	18%	(6%)	—	12%
Reuters Information Management Systems	(15%)	(5%)	1%	(19%)
Reuters Trade and Risk Management	14%	(5%)	1%	10%
Enterprise	10%	(6%)	1%	5%
Agency Services	5%	(5%)	—	—
Consumer Media	15%	(9%)	—	6%
Media	6%	(5%)	—	1%
Total revenue	7%	(5%)	—	2%
Reconciliation of actual percentage change to underlying change — revenue by geography

			Impact of
	Underlying	Impact of	acquisitions	Actual
% change versus year ended December 31, 2006	change	currency	& disposals	change

Europe, Middle East & Africa	6%	(3%)	—	3%
Americas	7%	(8%)	—	(1%)
Asia	9%	(9%)	—	—
Total revenue	7%	(5%)	—	2%

Reconciliation of divisional operating costs to trading costs

	2007*
		Research
	Sales &	& Asset
	Trading	Management	Enterprise	Media	Reuters
Year to December 31	£m	£m	£m	£m	£m

Operating costs	1,440	339	371	160	2,355
Impairments and amortization of business combination intangibles	(33)	(4)	(3)	—	(40)
Transaction-related costs	—	—	—	—	(45)
Fair value movements (in expenses)	(9)	(2)	(2)	(1)	(14)
Other operating income	(22)	(5)	(6)	(3)	(36)
Trading costs	1,376	328	360	156	2,220

	2006** restated
		Research
	Sales &	& Asset
	Trading	Management	Enterprise	Media	Reuters
Year to December 31	£m	£m	£m	£m	£m

Operating costs	1,506	324	362	159	2,351
Restructuring charges	(12)	—	(1)	—	(13)
Impairments and amortization of business combination intangibles	(17)	(3)	(3)	(1)	(24)
Fair value movements (in expenses)	(18)	(3)	(3)	(1)	(25)
Other operating income	(20)	(4)	(5)	(2)	(31)
Trading costs	1,439	314	350	155	2,258

	2005 restated**
		Research
	Sales &	& Asset
	Trading	Management	Enterprise	Media	Total
Year to December 31	£m	£m	£m	£m	£m

Operating costs	1,482	298	323	148	2,251
Restructuring charges	(76)	(11)	(17)	(8)	(112)
Impairments and amortization of business combination intangibles	(14)	(3)	(4)	(1)	(22)
Fair value movements (in expenses)	(16)	—	—	—	(16)
Other operating income	(16)	(3)	(5)	(2)	(26)
Trading costs	1,360	281	297	137	2,075

Notes:

*	Divisional operating costs are stated prior to any impact of £45 million of Transaction-related costs in 2007, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

**	In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology. Prior year comparatives have therefore been restated to decrease Sales & Trading revenue by £29 million (2005: £17 million) and operating costs by £37 million (2005: £13 million). Research & Asset Management revenues increased by £6 million (2005: £5 million) and operating costs by £9 million (2005: £5 million). Enterprise revenues increased by £23 million (2005: £12 million) and operating costs by £27 million (2005: £6 million). Media operating costs increased by £1 million (2005: £2 million).
Reconciliation of divisional operating profit to trading profit

	2007*
		Research
	Sales &	& Asset
	Trading	Management	Enterprise	Media	Reuters
Year to December 31	£m	£m	£m	£m	£m

Operating profit	206	29	87	15	292
Impairments and amortization of business combination intangibles	33	4	3	—	40
Transaction-related costs	—	—	—	—	45
Investment income	(1)	—	—	—	(1)
(Profit)/loss on disposal of subsidiaries	(2)	—	(1)	—	(3)
Fair value movements	7	2	2	1	12
Trading profit	243	35	91	16	385

	2006 restated **
		Research &
	Sales &	Asset
	Trading	Management	Enterprise	Media	Reuters
Year to December 31	£m	£m	£m	£m	£m

Operating profit/(loss)	182	(15)	75	14	256
Restructuring charges	12	—	1	—	13
Impairments and amortization of business combination intangibles	17	3	3	1	24
(Profit)/loss on disposal of subsidiaries	(3)	—	—	(1)	(4)
Fair value movements	14	2	2	1	19
Trading profit/(loss)	222	(10)	81	15	308

	2005 restated **
		Research &
	Sales &	Asset
	Trading	Management	Enterprise	Media	Reuters
Year to December 31	£m	£m	£m	£m	£m

Operating profit/(loss)	151	(35)	82	9	207
Restructuring charges	76	11	17	8	112
Impairments and amortization of business combination intangibles	14	3	4	1	22
(Profit)/loss on disposal of subsidiaries	(1)	—	—	—	(1)
Fair value movements	(7)	5	(1)	(1)	(4)
Trading profit/(loss)	3	(2)	(2)	(1)	(2)
	236	(18)	100	16	334

Notes:

*	Divisional operating costs are stated prior to any impact of £45 million of Transaction-related costs in 2007, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

**	In 2007, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology. Prior year comparatives have therefore been restated to decrease Sales & Trading revenue by £29 million (2005: £17 million) and operating costs by £37 million (2005: £13 million). Research & Asset Management revenues increased by £6 million (2005: £5 million) and operating costs by £9 million (2005: £5 million). Enterprise revenues increased by £23 million (2005: £12 million) and operating costs by £27 million (2005: £6 million). Media operating costs increased by £1 million (2005: £2 million).

Reconciliation of cash flows from operating activities to free cash flow and trading cash flow

	2007			2006			2005
		Dis-			Dis-			Dis-
	Continuing	continued		Continuing	continued		Continuing	continued
	operations	operations	Reuters	operations	operations	Reuters	operations	operations	Reuters

Year to December 31	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cash generated from operations	534	—	534	311	—	311	268	3	271
Interest received	67	—	67	42	—	42	42	13	55
Interest paid	(99)	—	(99)	(61)	—	(61)	(49)	—	(49)
Tax paid	(26)	—	(26)	(34)	—	(34)	(11)	(13)	(24)
Cash flow from operating activities	476	—	476	258	—	258	250	3	253
Purchases of property, plant and equipment	(116)	—	(116)	(122)	—	(122)	(138)	(7)	(145)
Proceeds from sale of property, plant and equipment	19	—	19	5	—	5	3	—	3
Purchases of intangible assets	(109)	—	(109)	(106)	—	(106)	(40)	—	(40)
Interim funding payment from Telerate	—	—	—	—	—	—	(18)	—	(18)
Transaction-related costs paid	21	—	21	—	—	—	—	—	—
Dividends received	3	—	3	3	—	3	5	—	5
Special contributions to pension schemes	4	—	4	187	—	187	—	—	—
Repayment of funds to/(from) BTC	—	—	—	—	—	—	26	(26)	—
Free cash flow	298	—	298	225	—	225	88	(30)	58
Interest received	(67)	—	(67)	(42)	—	(42)	(42)	(13)	(55)
Interest paid	99	—	99	61	—	61	49	—	49
Tax paid	26	—	26	34	—	34	11	13	24
Restructuring	11	—	11	52	—	52	147	—	147
Other	(14)	—	(14)	13	—	13	3	(4)	(1)
Trading cash flow	353	—	353	343	—	343	256	(34)	222
Trading cash conversion*	92%			111%			77%

Note:

*	Trading cash conversion = trading cash flow/trading profit

Components of net debt/funds

	2007	2006	2005
Year to December 31	£m	£m	£m

Cash and cash equivalents	251	129	662
Bank overdrafts	(9)	(24)	(25)
	242	105	637
Short-term deposit	3	198	1
Borrowings (excluding bank overdrafts)	(622)	(636)	(385)
Net (debt)/funds	(377)	(333)	253
     ITEM 5B. Liquidity and Capital Resources
Thomson Information
For information regarding Thomson’s liquidity and capital resources, see Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007, under the heading “Liquidity and Capital Resources”, filed as part of this Annual Report on Form 20-F.
Reuters Information
For information regarding Reuters liquidity and capital resources, see Item 5A. “Operating Results — Reuters Information” above, under the headings “Summarized cash flow and free cash flow”, “Summarized cash flow”, and “Supporting Financial Information”.
     ITEM 5C. Research and Development, Patents and Licenses, etc.
Thomson Information
For information with respect to research and development, see Item 4B. “Business Overview — Historical Information about Thomson” above under the headings “Intellectual Property” and “Research and Development.”
Reuters Information
The core Reuters business serves a market for financial information and related services.
We are continuing to improve our product line by delivering regular upgrades to our key products. For example, in 2007 we took steps to improve the search functionality within our products by acquiring ClearForest, a company specialising in advanced search technologies. Key content enhancements included strengthening our coverage of the credit derivatives market by providing access to data from Markit, a leading provider of credit default swaps information. This approach of continuous product evolution is justifying increased prices and helping us to attract new users, particularly in the institutional investment community and at our largest clients. We have also adapted our commercial model to align pricing more closely with customers’ use of our data, which is increasing.

Initiatives such as our “Be First” campaign to highlight the breadth and depth of our services for the foreign exchange (FX) and Treasury markets help to focus sales effort and to reinforce the strength of our product offerings. The introduction of the European Union’s Market in Financial Instruments Directive (MiFID) and Regulation NMS in the US are creating a demand for greater transparency and driving changes in market structure. Banks need to consolidate data from multiple venues, publish trade data and demonstrate best execution. We have introduced new trade publication tools, consolidated information displays and a transaction cost analysis service to help our customers address these requirements.
With Core Plus, we are aiming to become market leaders in electronic trading, new and hard-to-obtain information (which we call high-value content), advanced technology solutions for financial services companies and services for new markets. We are creating neutral, scaleable, open trading platforms to be used by both people and machines and we are seeking to be a recognized innovator in new asset classes, consumer media and high-growth economies.
Electronic Trading
Reuters has an established track record of providing electronic transaction services for the financial markets, such as our FX conversational dealing system, Reuters Dealing 3000, and our electronic bid-and-offer matching service, Reuters Dealing Matching. We believe that the electronic trading trend is accelerating and as a result we have invested in electronic trading services by building a multi-asset trading platform over which we deliver Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges, which provides equity order routing facilities for institutions wanting to trade. The strength of the Reuters FX user community means that our desktop products are ideally placed to provide the access point to multiple trading services provided both by Reuters and by third parties, giving our customers the facility to find and trade on the best prices. The Reuters Trade Notification Service, which helps customers streamline their trade confirmation operations, continued to see rapid growth in 2007 in the number of messages carried. We also extended our range of post trade services to include Trade Affirmation and Trade Publication facilities.
High-Value Content
High value content remains at the heart of our strategy to help our customers make better decisions. During 2007 we continued to invest in extending the quality and coverage of our information as well as enhancing the tools that give our customers real insight. This included significantly increasing our economic data coverage to 186,000 macro economic series, speeding up the update cycle for company fundamentals and collecting operating metrics of companies to help our customers gain deeper insight into the drivers of a company’s financial performance. Our depth of coverage has also been extended in Japan, India, Eastern Europe and the Middle East, and we introduced Chinese and Japanese versions of key data sets in Reuters Knowledge to meet customer demand.
In 2007, we launched Reuters Insight, an independent consultancy which draws on our expert network and proprietary data to provide customized research.
New Enterprise Services
In a highly competitive market, our customers are turning to computer-driven trading and increasingly complex financial products in order to differentiate themselves from their competitors. Our Enterprise business helps banks and other financial organizations to automate their businesses by managing the flow of information and transactions both internally and with their institutional customers. Demand for structured information and data management services is increasing, driven by growth in program and algorithmic trading.
We have a wide range of assets such as high-speed streams of machine-readable trading data, historical price data and risk management and position-keeping systems. Using these tools, we have built long-term partnerships with many of our largest clients to help them develop and adapt their information and trading infrastructures. We are making our products more compelling to our customers by offering tools such as Reuters Tick History, which is used to back-test clients’ algorithmic trading strategies, Reuters Tick Capture Engine, which stores details of price movements as they happen, and Reuters Wireless Delivery Network, which enables our customers to distribute content to their employees’ mobile devices. Reuters NewsScope is an innovative service for financial institutions that want to use algorithms to drive automated trading from news reports. It categorizes news events so that machines can ‘read the news’ and the information can then be used to generate inputs to trading algorithms and inform trading decisions. We added to this capability in 2007 by introducing the Reuters News Sentiment Engine which categorizes sentiment around news stories, helping to further refine trading strategies. Other product releases in 2007 included Reuters Enterprise Data Management platform, which provides tools for accessing, distributing and managing customer data, and a counterparty data service, which helps banks to improve the efficiency of their trading and settlement operations and reduce risk by verifying details of their trading counterparties.
New Markets
We are increasing our presence in high-growth geographic markets, including China, India and the Middle East, where we are extending our coverage of financial markets, focusing on news, company fundamental data, funds information and broker research. In 2007, we broadened our coverage of Sukuk bonds to enable us to serve the growing market for Shari’ah-compliant finance products.
We have identified emerging asset classes with the potential to become liquid markets, including real estate, environmental markets (including the rapidly growing emissions trading market) and freight derivatives (an asset class tied directly to growth in China and India). This coverage is now included in our premium desktop products and in our new web-based services such as ReutersRealEstate.com, and we have extended our commodities information services to include shipping data. In Russia we launched a domestic oil service to cater for the needs of the fast-growing energy market.
We are also continuing to target new types of customers such as a consumer media audience. We are building a fast-growing presence around the world with our Reuters.com family of websites and our content services for mobile devices and internet-delivered TV.
Simplify our organization in order to become stronger, more competitive and more efficient
We are working to deliver further improvements in our products and our customer service through a series of simplification initiatives and through these we are aiming to make £150 million of annualized cost savings by 2010. By the end of 2007, we had delivered cumulative savings of £55 million towards this total. This is in addition to the £885 million of cost savings delivered since 2001 through previous business transformation programs.
Changing the way our product development teams work
Our product development teams are integrated into the business divisions and we are streamlining our software development as we move to a smaller number of larger sites. Around 45% of our development resource is now located in our centers in Bangkok and Beijing.
Simplifying our product delivery infrastructure and making it more robust
We are aiming to consolidate our data centers as we move our customers and our products to a modern IP telecommunications network. In 2007, we focused on the software development required to consolidate our product delivery infrastructures into a common platform from which to deliver our products. We are planning to deliver the first products over the new platform in 2009.
Transforming the way our content is created, collected and processed
We are investing in extensive automation of our content production and in content quality improvements. In 2007, we expanded the focus of the programme from fixed income to include equities and other asset classes.
Modernizing our customer administration systems
We are modernizing our administration systems in order to make it faster and easier for us to provide customers with access to our products and to simplify our ordering and billing processes. Improvements during the last year have included a web-based product catalogue and an

eInvoicing system to enable customers to manage their payments more efficiently. We are also streamlining our product log-in processes so that users can access all their Reuters products with one user ID.
Additional information with respect to Reuters research and development is also contained in Item 4B. “Business Overview — Historical Information about Reuters” above under the heading “Research and Development”.
     ITEM 5D. Trend Information
For information regarding trends affecting Thomson’s businesses, see Exhibit 99.1, managements discussion and analysis of Thomson for the year ended December 31, 2007, under the heading “Operating Results of Business Segment”, filed as part of this Annual Report on Form 20-F.
The following relates to Reuters businesses prior to the closing of the Transaction.
Markets
More than 90% of Reuters revenue came from serving the rapidly evolving financial services marketplace, which included investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders.
The innovative financial markets are experiencing rapid structural change. Reuters is adapting to meet their increasingly complex and time-sensitive demands.
The media markets are also undergoing dramatic change. Reuters is well-positioned to address these marketplace dynamics with its recent innovations in user-generated content, including blogs, and its work to reach the next-generation of media consumers through new digital platforms such as mobile phones, online video and interactive television.
Financial Markets
Reuters and its customers are affected by global economic trends and by developments in the financial markets. In this section, Reuters provides a high level macro-economic overview of 2007 as the backdrop to its performance during the year and highlight the key market trends Reuters believes will influence its ability to achieve its goals in 2008.
The Global Economy
Driven by strong growth in China, India and Russia, the global economy grew by over 5% in the first half of 2007. Both the Eurozone and the US saw healthy growth into the third quarter, despite the “credit crunch” which developed quickly from a US sub prime issue into a global liquidity and confidence crisis, causing more widespread market unrest.
The outlook for financial services in 2008 varies significantly by region and business/asset class. Worsening consumer sentiment indicates that there is likely to be a downturn in the US. Whilst this could in turn trigger a global slowdown, the impact on Europe has not been as severe to date and emerging markets such as the Middle East, Russia and Asia (with the exception of Japan) are continuing to show strong growth.
Financial Services Industry Performance in 2007
2006 was another record year for financial services and 2007 began strongly. Major stock market indices reached 6 year highs. By April, mergers & acquisitions (M&A) volume had already reached the previous record of $2 trillion. In the second quarter of the year, the industry’s net income levels surpassed previous records set in 2000 by 30%-40%, but this growth phase was less headcount intensive than previous ones, with employment levels only just reaching 2000 levels.
The summer brought a downturn in the credit markets as disruption in the US sub prime mortgage market triggered an unexpected liquidity squeeze. The impact became visible in the third quarter: by early January, mortgage and credit-related write-offs in the industry had surpassed $110 billion, triggering organizational changes and headcount reductions. Funding needs for some of the banks worst hit by the credit crunch were met by Asian and Middle Eastern sovereign wealth funds.

Structural Shifts & Key Market Trends
Centers of activity are shifting and emerging financial markets are deepening
•	2007 was the first year in which Reuters European corporate and investment banking revenues surpassed those in the US.

•	Changing demographics, the expansion of the middle classes in emerging markets and new pools of investment money from sovereign wealth funds and petrodollars are all potential catalysts for growth in asset and wealth management, particularly in Asia.
Increasing importance of risk management and compliance
•	A combination of increasingly complex financial instruments, changing investment strategies and regulation is highlighting the importance of risk management, particularly on the buy side.

•	The credit crisis has reinforced the importance of consistent risk management throughout financial institutions. Demand for risk products and data for use in risk systems is expected to increase.
Growth in new media business models is outpacing traditional media
•	Traditional media companies are continuing to embrace online social networks, video and user-generated content to engage their audiences.

•	Online audiences and advertising revenues are growing at a faster rate than revenues from traditional media.
For additional information with respect to significant trends, see Item 5A. “Operating Results” and Item 5C. “Research and Development, Patents and Licenses, etc. — Reuters Information.”
     ITEM 5E. Off-Balance Sheet Arrangements
Thomson Information
See Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007, under the heading “Off-Balance Sheet Arrangements, Commitments and Contracted Obligations”, filed as part of this Annual Report on Form 20-F.
Reuters Information
See Item 5A. “Operating Results — Reuters Information — Off-Balance Sheet Arrangements” above.
     ITEM 5F. Tabular Disclosure of Contractual Obligations
Thomson Information
For information regarding Thomson’s contractual obligations, see Thomson’s off-balance sheet arrangements, Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007, under the heading “Off-Balance Sheet Arrangements, Commitments and Contracted Obligations”, filed as part of this Annual Report on Form 20-F.
Reuters Information
For information, see Item 5A. “Operating Results — Reuters Information” under the headings “Contractual Financial Obligations” and “Foreign Exchange”.

     ITEM 5G. Safe Harbor
Not applicable.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
     ITEM 6A. Directors and Senior Management
Management and Governance of Thomson Reuters
Thomson Reuters Board
The boards of directors of Thomson Reuters Corporation and Thomson Reuters PLC comprise the same individuals. The term “Thomson Reuters board” refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC.
The Thomson Reuters board is comprised of 15 directors.
•	Nine of the directors were directors of Thomson prior to the closing of the Transaction, including David Thomson, who is the Chairman, and W. Geoffrey Beattie, who is a Deputy Chairman.

•	Five of the directors were directors of Reuters prior to the closing of the Transaction, including Niall FitzGerald, who is a Deputy Chairman.

•	Tom Glocer, the Chief Executive Officer of Thomson Reuters, is also a director.
Resolutions relating to the appointment, election, re-election or removal of directors are voted upon by the shareholders of Thomson Reuters as Joint Electorate Actions.
The following provides information as of April 17, 2008 regarding the individuals who are the directors of Thomson Reuters, together with their place of residence, age, status as independent or non-independent, principal occupation, Thomson Reuters board committee memberships, and other current directorships. The following also provides the number of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares beneficially owned directly or indirectly by them, or over which they exercised control or direction, and the number of restricted share units (“RSUs”), deferred share units (“DSUs”) and options of Thomson Reuters Corporation held by, or credited to, them, in each case as of April 17, 2008. All options described below have been granted over Thomson Reuters Corporation shares, other than Mr. Glocer’s, which are options previously granted by Reuters that upon exercise will entitle him to receive Thomson Reuters PLC ordinary shares.

David Thomson[1]	Thomson Reuters Board/Committee Membership	Thomson Reuters Securities Held
Age: 50	Board of Directors	Common Shares: 6,070
Toronto, Ontario, Canada		Ordinary Shares: 800
	Other Public Board Memberships	RSUs: 0
	None	DSUs: 0
Options: 0

Thomson Director Since 1998 Non-independent	David Thomson is Chairman of Thomson Reuters and a Chairman of Woodbridge. Previously, Mr. Thomson was a Deputy Chairman of Woodbridge. Mr. Thomson was named Chairman of Thomson in May 2002.

1.	David Thomson and Peter Thomson, who is also a director, are brothers.

W. Geoffrey Beattie	Thomson Reuters Board/Committee Membership	Thomson Reuters Securities Held
Age: 48	Board of Directors Corporate Governance Committee Human Resources Committee	Common Shares: 200,500 Ordinary Shares: 0 RSUs: 116,103 DSUs: 0 Options: 200,000
Toronto, Ontario, Canada	Other Public Board Memberships Royal Bank of Canada

Thomson Director Since 1998 Non-independent	W. Geoffrey Beattie is Deputy Chairman of Thomson Reuters and President of Woodbridge. Mr. Beattie was named Deputy Chairman of Thomson in 2000.

Niall FitzGerald,	Thomson Reuters Board/Committee Membership	Thomson Reuters Securities Held
KBE Age: 62	Board of Directors Corporate Governance Committee Human Resources Committee	Common Shares: 27,658 Ordinary Shares: 0 RSUs: 0 DSUs: 0 Options: 0

London, United Kingdom	Other Public Board Memberships None

Reuters Director Since 2003 Senior Independent Director	Niall FitzGerald, KBE, is Deputy Chairman of Thomson Reuters.

Mr. FitzGerald was Chairman of Reuters from 2004. Mr. FitzGerald was Chairman and Chief Executive Officer of Unilever from 1996 until his retirement in 2004.

Mr. FitzGerald was Chair of the Reuters Nominations Committee.

Tom Glocer	Thomson Reuters Board/Committee Membership	Thomson Reuters Securities Held
Age: 48	Board of Directors	Common Shares: 0 Ordinary Shares: 452,722 RSUs: 0 DSUs: 0
New York, New York, United States	Other Public Board Memberships Merck & Co., Inc.	Ordinary Shares Underlying Reuters Options: 639,561[2] Long-Term Incentives: 0

Reuters Director Since 2000 Non-Independent	Tom Glocer is Chief Executive Officer of Thomson Reuters.

Mr. Glocer joined Reuters in 1993 and held a number of key leadership positions during his Reuters career, including Chief Executive Officer of Reuters Information and President and
Senior Company Officer, Reuters America. In 2001, he became Chief Executive Officer of Reuters.

2.	Tom Glocer currently holds 3,997,262 options related to Reuters ordinary shares. On exercise of these options, Mr. Glocer will receive, for each option held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. If Mr. Glocer exercised all of these options, he would be entitled to receive 639,561 Thomson Reuters PLC ordinary shares. This number does not account for fractional entitlements on exercise.

Mary Cirillo Age: 60	Thomson Reuters Board/Committee Membership Board of Directors Corporate Governance Committee Human Resources Committee	Thomson Reuters Securities Held Common Shares: 0 Ordinary Shares: 0 RSUs: 0 DSUs: 7,159 Options: 0
New York, New York, United States	Other Public Board Memberships Healthcare Property Investors, Inc. DealerTrack Holdings, Inc. ACE Ltd.

Thomson Director Since 2005 Independent	Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, Ms. Cirillo was Chief Executive Officer of Global Institutional Services at Deutsche Bank.

Steven A. Denning	Thomson Reuters Board/Committee Membership	Thomson Reuters Securities Held
Age: 59 New York, New York, United States	Board of Directors Human Resources Committee Other Public Board Memberships Hewitt Associates Inc. IHS, Inc. Eclipsys Corporation Genpact Limited	Common Shares: 20,000 Ordinary Shares: 0 RSUs: 0 DSUs: 17,213 Options: 0
Thomson Director Since 2000 Independent	Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm.

Lawton Fitt	Thomson Reuters Board/Committee Membership	Thomson Reuters Securities Held
Age: 54	Board of Directors Audit Committee	Common Shares: 0 Ordinary Shares: 4,000 RSUs: 0 DSUs: 0 Options: 0
New York, New York, United States	Other Public Board Memberships CIENA Corporation Overture Acquisitions Corp.

Reuters Director Since 2004 Independent	Lawton Fitt is a corporate director. From October 2002 to March 2005, Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London. From 1979 to October 2002, Ms. Fitt was an investment banker with Goldman Sachs & Co., where she was a partner from 1994 to October 2002, and a managing director from 1996 to October 2002.

Roger L. Martin Age: 51 New York, New York, United States	Thomson Reuters Board/Committee Membership Board of Directors Audit Committee Other Public Board Memberships Research in Motion Limited	Thomson Reuters Securities Held Common Shares: 6,000 Ordinary Shares: 0 RSUs: 0 DSUs: 18,207 Options: 0

Thomson Director Since 1999 Independent	Roger Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution.

Sir Deryck Maughan	Thomson Reuters Board/Committee Membership	Thomson Reuters Securities Held
Age: 60	Board of Directors Corporate Governance Committee	Common Shares: 0 Ordinary Shares: 0 RSUs: 0 DSUs: 0 Options: 0
New York, New York, United States	Other Public Board Memberships GlaxoSmithKline plc BlackRock Inc.

Reuters Director Since 2005 Independent	Sir Deryck Maughan is a Managing Director of Kohlberg Kravis Roberts & Co. Sir Deryck was Chairman and Chief Executive Officer of Citigroup International until 2004.

Ken Olisa	Thomson Reuters Board/Committee Membership	Thomson Reuters Securities Held
Age: 56	Board of Directors Audit Committee	Ordinary Shares: 408 RSUs: 0 DSUs: 0 Options: 0
London, United Kingdom	Other Public Board Memberships Open Text Corporation Eurasian Natural Resources Corporation PLC

Reuters Director Since 2004 Independent	Ken Olisa is the founder and Chairman of Restoration Partners Limited, a boutique technology merchant bank. Mr. Olisa was Chairman of Interregnum plc from 2000 to 2006 and Chief Executive Officer since its inception in 1992.

Richard L. Olver[3] Age: 61 London, United Kingdom	Thomson Reuters Board/Committee Membership Board of Directors Human Resources Committee Other Public Board Memberships BAE Systems PLC	Thomson Reuters Securities Held Common Shares: 0 Ordinary Shares: 1,600 RSUs: 0 DSUs: 0 Options: 0

Reuters Director Since 1997 Independent	Richard Olver is Chairman of BAE Systems PLC, a global defence and aerospace company. Mr. Olver was Deputy Group Chief Executive of BP PLC until 2004. He was also Chief Executive Officer of BP Exploration and Production Division between 1998 and 2002.

3.	Mr. Olver was a director of AOA Sidanco from June 1998 to June 1999. On January 28, 1999, AOA Sidanco filed for bankruptcy protection and subsequently came out of bankruptcy to merge with TNK to form TNK-BP Ltd.

Vance K. Opperman	Thomson Reuters Board/Committee Membership	Thomson Reuters Securities Held
Age: 65 Minneapolis, Minnesota, United States	Board of Directors Audit Committee Other Board Memberships DeCare Dental LLC Blue Cross/Blue Shield of Minnesota Avenet LLC	Common Shares: 50,000 Ordinary Shares: 0 RSUs: 0 DSUs: 23,037 Options: 0

Thomson Director Since 1996 Independent	Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a holding company. Previously, Mr. Opperman was President of West Publishing Company.

John M. Thompson[4] Age: 65 New York, New York, United States	Thomson Reuters Board/Committee Membership Board of Directors Audit Committee Corporate Governance Committee Other Public Board Memberships The Toronto-Dominion Bank Royal Phillips Electronics N.V.	Thomson Reuters Securities Held Common Shares: 2,500 Ordinary Shares: 0 RSUs: 0 DSUs: 13,436 Options: 0

Thomson Director Since 2003 Independent	John Thompson is Chairman of the Board of The Toronto-Dominion Bank, a financial institution. Mr. Thompson was Vice Chairman of the Board of IBM until 2002.

4.	Mrs. J.M. Thompson owned 300 common shares of Thomson as of April 17, 2008.

Peter J. Thomson Age: 42 Toronto, Ontario, Canada	Thomson Reuters Board/Committee Membership Board of Directors Other Public Board Memberships None	Thomson Reuters Securities Held Common Shares: 0 Ordinary Shares: 0 RSUs: 0 DSUs: 1,553 Options: 0

Thomson Director Since 1995 Non-Independent	Peter Thomson is Chairman of Woodbridge.

John A. Tory	Thomson Reuters Board/Committee Membership	Thomson Reuters Securities Held
Age: 78 Toronto, Ontario, Canada	Board of Directors Human Resources Committee Other Public Board Memberships Rogers Communications Inc.	Common Shares: 501,670 Ordinary Shares: 0 RSUs: 0 DSUs: 2,726 Options: 0
Thomson Director Since 1978 Non-Independent	John Tory is a director of Woodbridge and was President of Woodbridge from 1973 to 1998 and Deputy Chairman of Thomson from 1978 to 1997.
Executive Officers
The following individuals serve as executive officers of Thomson Reuters.

Tom Glocer	Chief Executive Officer. Tom Glocer, 48, was the Chief Executive Officer of Reuters prior to the closing of the Transaction. Mr. Glocer joined Reuters in 1993 and has held a number of key leadership positions during his Reuters career, including Chief Executive Officer of Reuters Information and President and Senior Company Officer, Reuters America. In 2001, Mr. Glocer became Chief Executive Officer of Reuters. Mr. Glocer is a director of Merck & Co. Inc. and a former non-executive director of Instinet Group. Mr. Glocer has been a director of Reuters since 2000.

Robert D. Daleo	Executive Vice President and Chief Financial Officer. Bob Daleo, 58, was Executive Vice President and Chief Financial Officer of Thomson prior to the closing of the Transaction. Mr. Daleo began his career with Thomson in 1994 when he joined Thomson Newspapers as Senior Vice President and Chief Financial Officer. In 1996, he was appointed Chief Operating Officer of Thomson Newspapers, assuming responsibility for a significant portion of US operations. At the beginning of 1997, he joined Thomson’s corporate headquarters as Senior Vice President, Finance and Business Development. In 1998, Mr. Daleo became Chief Financial Officer of Thomson and has been a director of Thomson since 2001. Mr. Daleo is a director of Equifax Inc. and serves on the board of trustees for the New Jersey Community Development Corporation.

James C. Smith	Chief Executive Officer — Professional. Jim Smith, 48, was the Executive Vice President and Chief Operating Officer of Thomson prior to the closing of the Transaction. Previously, Mr. Smith served as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Before that, Mr. Smith served as Executive Vice President, Human Resources and Administration of Thomson. Mr. Smith joined the Thomson Newspaper Group in 1987. Mr. Smith held several staff and operating positions of increasing responsibility within that group, culminating in his role as head of operations for Thomson Newspapers — US.

Devin Wenig	Chief Executive Officer — Markets. Devin Wenig, 41, was the Chief Operating Officer of Reuters prior to the closing of the Transaction. Mr. Wenig joined Reuters in 1993 as Corporate Counsel, Reuters America and held a number of senior management positions before being appointed President, Investment Banking & Brokerage Services in January 2001. Mr. Wenig was President, Business Divisions from 2003 until his appointment as Chief Operating Officer of Reuters in 2006. Mr. Wenig also serves on the board of directors of Nastech Pharmaceutical Company. He is a former non-executive director of Instinet Group. Mr. Wenig was a director of Reuters from 2003 until completion of the Transaction on April 17, 2008.

Michael E. Wilens	Executive Vice President of Strategy, Technology and Innovation. Mike Wilens, 54, was Executive Vice President and Chief Technology Officer of Thomson prior to the closing of the Transaction. From 2000 to 2006, Mr. Wilens was President and Chief Executive Officer of Thomson Legal & Regulatory’s North American Legal organization. Prior to that, Mr. Wilens was Chief Technology Officer for Thomson and Thomson West. Before joining Thomson, Mr. Wilens held senior management positions with Groupe Lagardère, Lawyers Cooperative Publishing and HCIA.

Gustav Carlson	Executive Vice President and Chief Marketing & Communications Officer. Gus Carlson, 50, was Senior Vice President, Chief Marketing & Communications Officer of Thomson prior to the closing of the Transaction. Mr. Carlson has more than 25 years of experience as a senior communications professional, award-winning national business journalist and author. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor’s, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is a former business news editor for The New York Times and The Miami Herald.

Stephen Dando	Executive Vice President and Chief Human Resources Officer. Stephen Dando, 46, was Group Human Resources Director for Reuters prior to the closing of the Transaction. Prior to joining Reuters in 2006, Mr. Dando was Director, BBC People and a member of the BBC’s Executive Committee and Executive Board for five years. Mr. Dando held various appointments at Diageo over a 12-year period including Global HR Director, Guinness.

Deirdre Stanley	Executive Vice President and General Counsel. Deirdre Stanley, 43, was Senior Vice President and General Counsel of Thomson prior to the closing of the Transaction. Prior to joining Thomson in 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1995 through 1997, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group.

Summary of Director Compensation Arrangements
Compensation for directors of Thomson Reuters is designed to attract and retain highly talented, committed and experienced directors. Thomson Reuters believes that directors must be competitively compensated, taking into account its size and complexity.
The table below sets forth the annual retainers that are paid to non-management directors of Thomson Reuters. Directors do not receive attendance fees. In establishing the compensation arrangements for directors of Thomson Reuters, the factors considered included the increased size, scope and complexity of Thomson Reuters, the greater time commitment required of directors (including more board meetings and travel to and from board meetings and site visits), the compensation levels for directors of U.S. and UK companies and Thomson Reuters desire to adopt a flat fee structure.

Annual retainer for Directors	$150,000
Annual retainer for Audit Committee and Human Resources Committee Chairs	$20,000
Annual retainer for Corporate Governance Committee Chair	$10,000
Annual retainer for Chairman	$600,000
Annual retainer for each Deputy Chairman	$300,000	[1]

Note:

1.	Mr. FitzGerald also receives RSUs annually with a value at the time of issue equal to the difference between £600,000 and $300,000. He does not receive a separate retainer for serving as Chair of the Corporate Governance Committee.

Thomson Information
The following table reflects compensation earned by Thomson Reuters directors who were Thomson’s non-management directors in 2007. The amounts are actual amounts earned in respect of 2007 in DSUs and cash, as further discussed below. Neither the Chairman (David Thomson) nor the Deputy Chairman (W. Geoffrey Beattie) received an attendance fee. Management directors did not receive compensation for their services as directors.

	Thomson	Committee	Thomson Board	Committee
	Board	Chair	Attendance	Attendance	Total
Name	Retainer ($)	Retainer ($)	fees ($)	fees ($)	fees ($)

David Thomson	500,000	—	—	—	500,000
W. Geoffrey Beattie	250,000	—	—	—	250,000
Mary Cirillo	80,000	—	13,000	2,000	95,000
Steven A. Denning	80,000	10,000	12,000	5,000	107,000
Roger L. Martin	80,000	—	13,000	16,000	109,000
Vance K. Opperman	80,000	10,000	13,000	16,000	119,000
John M. Thompson	80,000	10,000	11,000	15,000	116,000
Peter J. Thomson	80,000	—	13,000	—	93,000
John A. Tory	80,000	—	13,000	5,000	98,000
Total	1,310,000	30,000	88,000	59,000	1,487,000
In February 2008, Thomson issued 100,000 RSUs to Mr. Beattie. One-third of the RSUs will vest in each of February 2009, 2010 and 2011 if Mr. Beattie is still a director or officer of Thomson Reuters on the vesting date. Mr. Beattie’s RSUs accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares.
Reuters Information
The following table reflects remuneration earned by Thomson Reuters directors who were Reuters directors in 2007.

						2007

					Compensation
					for Loss of
	Salary/Fees	Bonus	Benefits[1]	Allowance2&5	Office	Total
	£000	£000	£000	£000	£000	£000

Niall FitzGerald, KBE3&4	525	—	3	—	—	528
Lawton Fitt[6]	69	—	—	30	—	99
Sir Deryck Maughan[7]	54	—	—	25	—	79
Ken Olisa[8]	55	—	—	10	—	65
Dick Olver[9]	67	—	—	10	—	77
Tom Glocer10&12	888	1,267	451	—	—	2,606

Total emoluments of directors[11]	1,658	1,267	454	75	—	3,454

Notes:
All amounts have been rounded up to the nearest thousand.
The following conversion rates were used: US$2: £1, Swiss Franc 2.4: £1, Hong Kong $15.59: £1. These were the average rates in effect during 2007.

1.	Items included under Benefits are those provided as goods and services received during the year.

2.	Items included under Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.

3.	Non-cash benefits received by Niall FitzGerald consist of chauffeur benefits of £2,661.

4.	Niall FitzGerald has waived his £10,000 Nominations Committee chairman fee.

5.	Allowances paid to Lawton Fitt, Deryck Maughan, Ken Olisa, and Dick Olver represent travel allowances to attend overseas board meetings.

6.	Fees paid to Lawton Fitt include £18,333 in respect of her position as Chairman of the Audit Committee.

7.	Fees paid to Deryck Maughan include £3,333 as a member of the Remuneration Committee.

8.	Fees paid to Ken Olisa include £5,000 member of the Audit Committee.

9.	Fees paid to Dick Olver include £5,000 in respect of his position as member of the Audit Committee, and £11,667 in respect of his position as the Senior Independent Director. Dick Olver was over-paid in error by the company in 2007 by £8,351 and the amount was repaid after year end.

10.	Non-cash benefits received by Tom Glocer included accommodation costs of £268,143, tax services of £109,681 (including those related to the Thomson transaction), company car and healthcare benefits totalling £36,210, long-term disability insurance of £2,100, and family travel of £34,473.

11.	The total aggregate emoluments for the directors for the period 1 January 2007 to 31 December 2007 were £5.9m. The total emoluments for 2006 were £5.3m.

12.	During the year a group company paid certain personal expenses on behalf of Tom Glocer. The amount due from Tom Glocer at 31 December 2007, which was the maximum outstanding during the year, was £1,435. No interest was charged. Tom Glocer repaid the amount as soon as he was informed that any personal expenses had been borne by the company.
Deferred Share Units
To further align the interests of directors of Thomson Reuters with those of its shareholders, non-management directors participate in a share plan under which they have the option to receive all or any portion of their annual retainer in DSUs, Thomson Reuters Corporation common shares or cash. Non-management directors are encouraged to receive at least one-third of amounts payable to them in DSUs. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and will have the same value as one common share of Thomson Reuters Corporation. If a director elects to receive any portion of his or her annual retainer or other remuneration in the form of shares, the amount (net of withholding taxes) will be used to purchase shares on the open market. If a director elects to receive DSUs, units representing the value of Thomson Reuters Corporation common shares will be credited to the director’s account. DSUs are paid to a director by December 15 of the calendar year following termination of board service. Payment is made in Thomson Reuters Corporation common shares or cash (net of withholding taxes), based on the market value of Thomson Reuters Corporation common shares on the date of payment. DSUs accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares.

Share Ownership Guidelines
Directors are encouraged to hold common shares of Thomson Reuters Corporation, ordinary shares of Thomson Reuters PLC and/or DSUs having a value equal to five times their annual retainer within five years from the date of their initial appointment to the Thomson Reuters board.
Director Expenses
Directors are reimbursed for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors. The Corporate Governance Committee will periodically review expenses submitted for reimbursement.
Director Indemnification and Insurance Arrangements
Directors of Thomson Reuters are indemnified by Thomson Reuters Corporation and Thomson Reuters PLC to the extent permitted by applicable laws and regulations.
Under the OBCA, a corporation may indemnify a present or former director or officer or an individual who acts or acted at the corporation’s request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director in respect of any civil, criminal, administrative, investigative or other proceeding in which the director is involved because of that association with the corporation or other entity, provided that the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted at the corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.
Under the UK Companies Act, a company may not directly or indirectly indemnify a director of a company in connection with any negligence, default, breach of duty or breach of trust by the director in relation to the company unless the indemnity constitutes a “qualifying third party indemnity provision”. An indemnity will be a “qualifying third party indemnity provision” for the purposes of the UK Companies Act, provided that it does not indemnify the director against any liability the director incurs:
•	to the company or to an associated company (an associated company is, in effect, a company in the same group);

•	to pay a criminal fine or a regulatory penalty;

•	in defending criminal proceedings in which the director is convicted;

•	in defending civil proceedings brought by the company, or an associated company, in which judgment is given against the director; or

•	in an unsuccessful application for relief from liability under the UK Companies Act.
Thomson Reuters maintains, at its expense, a directors’ and officers’ liability insurance policy that provides protection for its directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of at least $100 million for each claim and $100 million in the aggregate and that there is no deductible for this coverage. The insurance applies in certain circumstances where Thomson Reuters may not indemnify its directors and officers for their acts or omissions. Premiums paid by Thomson Reuters relating to directors’ and officers’ liability insurance are between $2 million and $3.5 million per annum.

     ITEM 6B. Compensation
For information regarding compensation of directors, see Item 6A. “Directors and Senior Management”, under the heading “Summary of Director Compensation Arrangements — Summary of Director Compensation”.
Executive Compensation Policies
Overview
The Human Resources Committee of the Thomson Reuters board is responsible for establishing, implementing and overseeing the compensation policies and programs for Thomson Reuters. The Human Resources Committee will ensure that the total compensation paid to the executive officers of Thomson Reuters is fair, reasonable and competitive.
Compensation Philosophy and Objectives
Thomson Reuters overall philosophy and objectives regarding executive compensation is to:
•	link compensation with Thomson Reuters annual and long-term strategic and financial objectives;

•	align executives’ interests with those of Thomson Reuters shareholders, with the ultimate goal of improving shareholder value;

•	encourage executives to achieve exceptional performance and provide an opportunity for senior executives to be compensated in the top quartile of the compensation paid by competitors when superior results are achieved;

•	attract, motivate and retain high-quality key employees needed to support financial, operational and strategic growth and success;

•	provide flexibility to recognize and reward an individual executive’s performance, responsibilities, experience, skills, value and contribution; and

•	structure the compensation program to be regarded positively by shareholders, employees, the financial community and the public in general.
Executive Compensation Analysis
The Human Resources Committee will engage a compensation consulting firm to serve as an independent advisor on matters relating to executive compensation. Representatives of the firm will be expected to be available to Human Resources Committee members on an ongoing basis and will generally attend Human Resources Committee meetings. The Human Resources Committee has sole discretion over the terms and conditions of the relationship with the consulting firm.
The Human Resources Committee will also utilize and rely upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Most of Thomson Reuters senior executives are based in the United States and the group of companies used for comparative purposes in the United States will represent a mix of business-to-business service companies, including other information companies with which Thomson Reuters competes. In addition, the Human Resources Committee will also look to and consider relevant comparative data for senior executives, media and general industry companies based in the United Kingdom and elsewhere. Survey data will also be used for other countries in which executives work (unless on a designated international assignment) and comparison companies include information companies with which Thomson Reuters competes. The Human Resources Committee will then use this data as part of its due diligence in determining salary, target bonus and long-term incentive amounts.

Total Compensation
A senior executive’s target total compensation will typically comprise:
•	a base salary;

•	a performance-based annual incentive bonus, which will usually be paid in cash;

•	long-term incentive bonus awards, including periodic grants (generally annual) of long-term incentives, such as stock options and/or RSUs, which may be subject to performance-based and/or time-based vesting requirements;

•	retirement and health and welfare-related benefits; and

•	in some instances, perquisites and other personal benefits.
In determining the mix and relative weighting of cash (base salary and bonus) versus equity-based incentives, Thomson Reuters will consider the appropriate proportion of compensation that should be at risk based on the executive’s ability to affect and influence Thomson Reuters short- and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through “at risk” performance-based compensation will increase directly with an executive’s level of responsibility in Thomson Reuters. Similarly, the proportion of performance-based compensation will increase directly with an executive’s level of office in Thomson Reuters. The target awards for executives at the most senior level will typically be split between 50% performance restricted share units (“PRSUs”) and 50% stock options, while those at the next level will be split between 70% PRSUs and 30% stock options. The lowest level of eligible executives will receive 100% PRSUs. This will ensure that the senior-most executives are held most accountable for changes in shareholder value as well as the achievement of critical strategic and operating performance goals. As senior executives approach retirement age, there will generally be less emphasis placed on equity-based long-term incentives, which decreases the pressure executives feel to diversify their total net worth. This mix and weighting aligns the interests of executives with those of shareholders, will provide significant cash incentives and assists in keeping Thomson Reuters competitive in the market for high-quality executives.
The specific practices regarding each component of the Thomson Reuters executive compensation program are described below.
Base Salary
Base salary will typically be determined annually by reference to an executive’s performance, an executive’s experience and competitive considerations, such as salaries prevailing in the relevant market. Base salaries will also be evaluated in connection with certain promotions and other changes in job responsibilities. Generally, increases in base salaries will be determined primarily by the performance of Thomson Reuters, the segment of the business in which the executive works and the individual executive. For an executive in a business segment, the most heavily weighted factors will likely be the performance of that executive and that segment. For an executive with group-wide responsibilities, the most heavily weighted factors will likely be the performance of that executive and the performance of Thomson Reuters as a whole.
The Human Resources Committee will annually approve changes in base salary for senior executive officers. Salaries for executive officers (other than the Chief Executive Officer) will be established in part on the basis of recommendations by the Chief Executive Officer and on the basis of the Thomson Reuters board’s and the Human Resources Committee’s assessments of the executives’ respective performances. The Chief Executive Officer’s salary will be based on the Thomson Reuters board’s and the Human Resources Committee’s assessment of his or her performance.

Annual Cash Incentive Bonus
Thomson Reuters will use annual cash incentive bonus awards to motivate and reward senior executives for achievement of specified levels of financial and/or individual performance. Different types of bonus awards will be granted to compensate individual executives, but all focus on superior performance. Each Thomson Reuters business segment will establish awards within parameters the Human Resources Committee sets that take into account the market conditions of the particular business. The awards will be designed to reward the individual executive for the direct contribution that he or she can make to Thomson Reuters or his or her business segment.
Target annual cash incentive bonus awards will initially be expressed as a percentage of a senior executive officer’s base salary. The Human Resources Committee will set minimum (threshold), target and maximum levels for each component of the financial objective portion of the award. The maximum level for senior executive officers’ annual cash incentive bonuses is expected to be 200% of the target award. After the end of the year, Thomson Reuters will measure its actual performance against the predetermined performance goals to determine the appropriate bonus amount earned, and the Human Resources Committee will determine the actual cash incentive bonus awards for senior executive officers in February following the close of the fiscal year.
In making determinations of the minimum, target and maximum levels, the Human Resources Committee will consider Thomson Reuters specific circumstances for the year. Targets will typically be aligned with Thomson Reuters strategic operating plan and financial expectations. In general, the Human Resources Committee will set targets so that the relative difficulty of achieving them is consistent from year to year.
For the first year after the Transaction closes, the Human Resources Committee is expected to assign the following weightings to the financial performance objectives for corporate-level and senior executive officers:
•	45% based on revenue growth;

•	45% based on growth of operating profit before amortization; and

•	10% based on free cash flow growth.
For a definition of free cash flow, see Item 5A. “Operating Results — Thomson Information.”
The Human Resources Committee will approve awards for senior executive officers. The Chief Executive Officer of Thomson Reuters or the chief executive officer of the relevant business segment will approve awards for other executives, subject to the guidelines imposed by the Human Resources Committee.
Long-Term Incentive Bonus
Thomson Reuters will grant long-term incentive bonus awards to key senior executives. The performance periods for the awards will be three years, coinciding with Thomson Reuters operating planning cycles. Payments of long-term incentive awards will not be made unless predetermined targets are met.
To best align these awards with key drivers of total shareholder return, the Human Resources Committee will normally issue stock options and PRSUs under the Thomson Reuters Stock Incentive Plan to certain senior executives who receive long-term incentives. A description of the stock options and PRSUs is presented below.
Equity-Based Compensation Plans
Thomson equity-based compensation plans for its officers and employees consist of a stock incentive plan, a phantom stock plan, a deferred compensation plan, two employee stock purchase plans and its U.S. employees’ 401(k) retirement savings plan. Thomson Reuters also maintains a share plan for its non-employee directors but any shares needed to satisfy its obligations under that plan (as well as the U.S. employees’ 401(k) savings plan) are purchased in the open market so there is no dilutive effect.

In connection with the Transaction, all of these plans other than the U.S. employees’ 401(k) retirement savings plan were amended and restated and adopted by each of Thomson Reuters Corporation and Thomson Reuters PLC. Although the amendments, among other things, provide flexibility for awards under these plans to be valued by reference to, or otherwise be based on, either Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, it is intended that awards under these plans will usually be valued by reference to, or otherwise be based on, Thomson Reuters Corporation common shares.
The following table sets forth information regarding the number of Thomson common shares reserved for issuance under Thomson’s stock incentive plan, employee stock purchase plans and deferred compensation plan as at April 17, 2008, and the aggregate number of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares as at April 17, 2008. This table has been updated to reflect that shares will no longer be issued from treasury as of April 17, 2008 for our US employees’ 401(K) retirement savings plan.

	Thomson common shares		Aggregate of Thomson Reuters
		reserved for	Corporation common shares and
		issuance as at	Thomson Reuters PLC ordinary shares
		April 17, 2008	reserved for issuance as at April 17, 2008
		% of		% of
Plan	Number	Total[1]	Number	Total[2]

Stock incentive plan	40,000,000	6.3	50,000,000	6.0
Employee stock purchase plans
US	6,000,000	0.9	8,000,000	1.0
Global	2,000,000	0.3	6,000,000	0.7
Deferred compensation plan	6,000,000	0.9	7,000,000	0.8
Total	54,000,000	8.4	71,000,000	8.5

Notes:

1.	Based on 640,617,002 Thomson common shares outstanding as at April 15, 2008.

2.	Based on the aggregate number of (i) 640,617,002 Thomson common shares outstanding as at April 15, 2008; and (ii) 194,107,278 Thomson Reuters PLC ordinary shares issued to Reuters shareholders on completion of the Transaction.
Below is a summary of the principal features of each equity-based compensation plan, which include the amendments made upon the completion of the Reuters acquisition. Copies of the amended plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Corporate Legal Department, 3 Times Square, New York, New York 10036, United States.
Stock Incentive Plan
The Thomson Reuters stock incentive plan provides for the grant of non-qualified stock options, incentive stock options (“ISOs”), stock appreciation rights (“SARs”) and awards of RSUs, Thomson Reuters Corporation common shares, Thomson Reuters PLC ordinary shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares at the date of the grant. Any employee or officer of Thomson Reuters (as may be determined by the Human Resources Committee) is an eligible participant in the plan. Non-employee directors are not eligible to participate in the plan.
Stock options, which have value only if the stock price increases, are typically used to align executive interests with those of long-term shareholders. PRSUs are typically used to link a portion of compensation to the achievement of longer-term financial goals. Additionally, time-based RSUs are granted on a highly selective basis to high-performing, critical-to-retain executives. Equity-based awards utilize multi-year vesting schedules to encourage executive retention and provide strong incentives for superior long-term future performance.
Thomson Reuters intends to divide senior executive officers’ long-term equity awards as described under “Total Compensation” above. The blend of stock options and PRSUs is intended to create balance in the overall long-term incentive program by ensuring that the program is financially efficient to Thomson Reuters and strongly supportive of important strategic and human resource objectives over the long-term. Stock options reward executives for increases in shareholder value and thereby foster strong alignment between management and investors. Options also support important management retention objectives as a result of the vesting requirements. However, the retention power and cost efficiency may be diminished during periods in which the stock price is flat or temporarily depressed. Costs associated with the PRSUs are variable and incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to Thomson Reuters by tying expense recognition to the achievement of specific financial goals. Because the payout is tied to operational results, the PRSUs also create strong “line of sight” between controllable performance and realized compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Thomson Reuters reserves the right to alter the mix of long-term equity awards in its discretion.
All options are expected to vest 25% per year over four years. The exercise prices for options granted are based on the fair market value of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares on the grant date, which is the closing price of the shares on the day before the grant. Fair market value will be determined by reference to the closing price of Thomson Reuters Corporation common shares on the NYSE or the closing price of Thomson Reuters PLC ordinary shares on the LSE, as applicable. The expiry date for options is expected to be no later than 10 years from the grant date. Options expire at the later of the expiry date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in Thomson Reuters securities by the Thomson Reuters insider trading policy, 10 business days after the period ends, subject to certain exceptions.
PRSUs vest upon completion of a three-year performance cycle and entitle the holder to receive Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares if threshold performance goals are met. At the time that the PRSUs vest, the number of units to be redeemed for shares may increase, decrease or remain the same depending on Thomson Reuters performance over the three-year period. The final number of PRSUs that will vest is expected to vary from 0% to 200% of the initial number awarded, based 50% on Thomson Reuters adjusted earnings per share growth and 50% on Thomson Reuters return on invested capital performance over the three-year performance period (January 1, 2008 — December 31, 2010). PRSUs also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, as applicable. For the initial three-year long-term incentive cycle for January 1, 2008 through December 31, 2010, the approval of awards has been deferred until after the completion of the Transaction. The Human Resources Committee will determine whether these initial awards will include performance conditions and on what form to issue them.
RSUs accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, as applicable. RSUs entitle executives to receive common shares of Thomson Reuters Corporation or ordinary shares of Thomson Reuters PLC at a future date or dates upon satisfaction of certain terms and conditions, including, for example, continued full-time employment with Thomson Reuters or one of its subsidiaries on the vesting dates.
Thomson Reuters maintains an equity grant policy similar to that previously used by Thomson, which sets forth approval requirements for off-cycle awards. Under the policy, the Chief Executive Officer of Thomson Reuters is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the Chief Executive Officer’s approval authority will be submitted to the Human Resources Committee. In addition, under the policy, unless Thomson Reuters is in a designated blackout period or is in possession of material non-public information, off-cycle awards will be granted on the last business day of each month. New hire awards will be made on the last business day of the month during which the grantee commenced employment with Thomson Reuters. Promotion-related awards will be made on the last business day of the month during which the grantee’s promotion was made effective by Thomson Reuters. If Thomson Reuters is in a designated blackout period or otherwise is in possession of material non-public information on the date that a grant would typically be made, then the grant will not be made until the last business day of the month after the blackout period has ended, or when Thomson Reuters is no longer in possession of material non-public information.
Generally, in determining whether and how many grants to make under the stock incentive plan and allocations under the phantom stock plan, Thomson Reuters will not take into account the amount of previous allocations under the plans. Rather, Thomson Reuters will make grants with a view to providing competitive total target compensation packages, in which long-term equity should be balanced against short-term compensation opportunities. Thomson Reuters also does not consider it relevant whether an executive has exercised options or units previously granted.
The Thomson Reuters stock incentive plan will contain the following limitations:
•	The maximum number of shares that may be issued under the stock incentive plan is 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, SARs or RSUs). Shares may consist, in whole or in part, of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares issued from treasury or Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares purchased on the open market or any combination thereof.

•	The maximum number of shares that may be issued under plan awards held by any one person under the stock incentive plan must not exceed 5% of the aggregate number of outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the stock incentive plan to any individual during any one year period is 2,500,000.

•	The maximum number of shares which may be issued under plan awards held by a participant granted under the stock incentive plan and under any other share compensation arrangement of Thomson Reuters (i) to all “insiders” may not exceed 10% of the aggregate number of outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares at such time determined on a non-diluted basis, and (ii) to all “insiders” and such insiders’ “associates” during any one year period may not exceed 5% of the aggregate number of outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, at such time determined on a non-diluted basis.

•	The maximum number of shares that may be issued through ISOs under the stock incentive plan will be 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised shall be available for new awards under the stock incentive plan.
The Thomson Reuters board and/or the Human Resources Committee may make any amendments to the stock incentive plans or any outstanding award without seeking shareholder approval, except for an amendment which:
•	increases the maximum number of shares that can be issued under the stock incentive plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

•	increases the maximum number of shares which may be issued under the awards held by a participant;

•	reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•	extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

•	changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•	changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•	extends eligibility to participate in the stock incentive plan to a non-employee director;

•	changes the rights attaching to the Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares; or

•	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.
Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.
Phantom Stock Plan
If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, Thomson Reuters may allocate units under a phantom stock plan to executive officers and senior employees of Thomson Reuters. After a prescribed length of time, a holder of units will be entitled to a cash payment based on the number of units and the increase, if any, in the market price of Thomson Reuters Corporation common shares or, as applicable, Thomson Reuters PLC ordinary shares from the date of grant.
Deferred Compensation Plan
A group of key executives in the United States are eligible to participate in a deferred compensation plan, which allows participants to voluntarily defer a percentage of annual base salary and annual and long-term cash incentive bonuses. Irrevocable elections to participate in this plan need to be made before the beginning of the fiscal year. Certain participants in the plan are eligible to convert deferred cash into DSUs. Deferred cash can be converted into DSUs on the basis of the closing price of Thomson Reuters Corporation common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, Thomson Reuters credits his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares. Thomson Reuters plans to issue new shares to satisfy its DSU obligations to participants.
The maximum number of common shares which may be issued under the Thomson Reuters deferred compensation plan is 7,000,000.
The amendment provisions of the deferred compensation plan are substantially similar to those of the stock incentive plan.
Employee Stock Purchase Plans
Thomson Reuters has employee stock purchase plans in the United States, the United Kingdom, Canada and other countries in which there are a significant number of employees, under which eligible employees, including Thomson Reuters executive officers, may purchase Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares at a discount or other favorable manner. Employees who participate are able to contribute a percentage of their eligible compensation through after-tax payroll deductions, up to a defined maximum for a particular period. At a time specified in the plans, Thomson Reuters will use employees’ accumulated payroll deductions to purchase

Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares. For employees based in the United Kingdom or other countries, the global employee stock purchase plan may operate as a “Save-As-You-Earn” (“SAYE”) plan or share incentive plan (“SIP”).
The maximum number of common shares which may be issued under the Thomson Reuters employee stock purchase plans in 14,000,000.
The amendment provisions of the employee stock purchase plans are substantially similar to those of the stock incentive plan.
Plans for Employees in the UK and Other Countries
For employees based in the United Kingdom or other countries, the global employee stock purchase plan permits the operation of a SAYE plan or SIP. Any SAYE plan or SIP conforms, to the fullest extent possible, to the global employee stock purchase plan, except for aspects of the plan that are not permitted under or are not consistent with the enabling legislation.
Under a SAYE plan, employees would agree to save through after-tax payroll deductions for a period of three or five years with a third party bank, up to a yearly maximum of £3,000. They would concurrently be granted purchase options at a 15% discount to the market value of common shares at the time of grant. At maturity, the employee’s savings account would be credited by the third party bank with a “bonus” in lieu of interest, at a fixed rate. At the end of the maturity period, the employee could either exercise the purchase options and acquire the shares within a six month window, or take the accumulated savings fund and bonus in cash. The total number of shares that would be purchased would be equal to the total of the payroll contributions plus any applicable bonus amount, divided by the option price. An employee who entered into a five year savings contract could, at the end of the five year savings period, leave the funds with the third party bank for an additional two years. The employee could not make more savings contributions, but would earn a larger “bonus”.
Under a SIP, employees would acquire common shares at the then-market value through pre-tax payroll deductions, up to a yearly maximum of £1,500. While a SIP would not permit a purchase of shares at a discount to fair market value, participating employees would be provided with up to three free “matching” shares for every 17 shares that they purchase, which would effectively replicate the 15% discount provided in the employee stock purchase plan. The purchased shares would then be held in a trust for a minimum holding period of between three and five years (five years for full tax efficiency), after which employees could sell the shares. While the shares are held in the trust, dividends could be reinvested in further shares, which would be held in the trust. The employees would be able to withdraw their purchased shares at any time, but if they did so before the end of the agreed-upon holding period, they would lose their free matching shares and would not benefit from the full tax efficiencies afforded by the SIP.
US employees’ 401(k) retirement savings plan
Thomson Reuters maintains 401(k) retirement savings plans that cover substantially all of its U.S. employees, including most of its senior executives. These plans will be tax-qualified company sponsored retirement savings plans, under which participating employees may contribute up to 25% of their compensation on a combined before-tax or after-tax basis (16% for employees who are considered to be highly compensated). Depending on the terms of the particular plan, Thomson Reuters may also make a matching contribution to amounts contributed by participating employees. During 2007, the maximum before tax contribution that could be made by a participating employee was $15,500 per year (or $20,500 per year for certain participants age 50 and over). The plans have different investment options, one of which is the Thomson Reuters Stock Fund which is comprised of Thomson Reuters Corporation common shares purchased on the open market. Employees only contribute to the Thomson Reuters Stock Fund if they elect to do so. As of April 17, 2008, shares are no longer issed from treasury for this plan.

The amendment provisions of the U.S. employees’ 401(k) retirement savings plan are substantially similar to those of the stock incentive plan.
Retirement Benefits
The retirement benefits for Thomson Reuters are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers.
Perquisites and Other Personal Benefits
Thomson Reuters provides its executive officers with perquisites and other personal benefits that Thomson Reuters and the Human Resources Committee believe are reasonable and consistent with its overall compensation program to better enable Thomson Reuters to attract and retain superior employees for key positions. For certain executive officers, these perquisites and benefits include executive medical coverage, use of company automobiles, use of corporate aircraft for business travel, tax preparation and financial planning assistance and payment of club dues. The Human Resources Committee will periodically review the level of perquisites and other personal benefits provided to the executive officers.
Share Ownership
The use of long-term equity-based incentive compensation programs further aligns the interests of senior executives of Thomson Reuters with those of its shareholders and enables them to share in the long-term growth and success of Thomson Reuters. Senior executives are required to maintain an equity interest in Thomson Reuters, consisting of Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, with a value equal to a multiple of their salary. The highest multiple is five times salary and the lowest is one times salary. The value of DSUs and shares acquired pursuant to the U.S. employees’ 401(k) retirement savings plan, employee stock purchase plans and other comparable plans count toward meeting the share ownership requirement. Unvested RSUs and PRSUs and all stock options do not count toward the guidelines. Thomson Reuters share ownership guidelines provide that senior executives are required to retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of RSUs and PRSUs until they have attained the share ownership requirements.
Reuters Information
Basic Salary and Annual Bonus
Consistent with prior years, the main reference point in setting executive directors’ salaries is companies in the FTSE100 other than the five largest companies and the five smallest in this group. These companies have been selected to provide a stable comparator group which is relevant to the company’s position in the market. This group is reviewed annually to confirm its appropriateness.
The Remuneration Committee sets performance targets annually. Tom Glocer is entitled to a maximum bonus of 150% of base salary and David Grigson and Devin Wenig are each entitled to a maximum bonus of 125% of base salary. Under the Reuters plan, the executive directors’ annual bonus potential would have remained the same in 2008.

For 2007, the performance targets were 100% focused on financial performance (trading profit11, revenue and free cash flow2). In February 2008, the Remuneration Committee reviewed 2007 performance against the specified targets and determined that the executive directors had earned bonuses of 95.1% of bonus potential.
Salaries and bonus awards earned in 2007 are shown in the table below:

	2007	2007
	Salary	Bonus
	£000’s	£000’s

Tom Glocer	888	1,267
David Grigson	482	579
Devin Wenig	448	532
No salary increases have been made in respect of 2008. It is intended that salaries will be reviewed following completion of the Transaction.
For 2008, the performance targets will continue to be focused solely on the financial performance (trading profit, revenue) of Reuters up to the end of first quarter of 2008. There is a profit threshold, based on trading profit, below which no bonuses will be paid. The Remuneration Committee reviews the business plan and establishes this threshold each year.
It is anticipated that separate targets will be set for Thomson Reuters after completion and that bonuses earned against the respective Reuters and Thomson Reuters targets will be time pro-rated to calculate full-year bonuses.
Reuters has entered into an agreement with certain executive directors and members of senior management to retain them subsequent to the Transaction. The terms of these arrangements require the participants to remain for up to 18 months after the date of acquisition to ensure a successful transition, at which point they will receive compensation in the form of a bonus.
Equity incentive plans
Overview: Executive directors and other senior managers are entitled to participate in the share-related incentive schemes operated by the company as detailed below. Each year, the Remuneration Committee reviews the schemes in relation to prevailing best practice and Reuters business plan. The scheme rules of each of these plans contain change of control clauses which under certain circumstances may allow early vesting of plans in the event that Reuters is acquired by a third party.
No LTIP or DSOP (see below) awards will be made in 2008. It is anticipated that awards will be made under new Thomson Reuters share-based incentive plans after completion of the Transaction.
LTIP: Reuters has operated the current long-term incentive plan since 1998. Contingent share awards are made annually to executive directors and to those senior managers most accountable for corporate performance. Before 2006, the vesting of awards was based wholly upon Reuters Total Shareholder Return (TSR) relative to other FTSE100 companies.

[1]	Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with acquisitions, Transaction-related costs, impairments and amortization of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. Trading margin is trading profit expressed as a percentage of revenue.

[2]	Free cash flow measures cash flows from continuing operations, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined pension deficits, Transaction-related costs, acquisitions and dispositions and dividends paid out by Reuters.

In 2006 and again in 2007 half of the award is based on Reuters TSR relative to other companies in the FTSE100 and half is based on the aggregate level of adjusted profit before tax3 (PBT) achieved over the three year performance period. These measures were selected because growth in profit is in itself a key element of the company’s long term strategy and relative TSR provides a market measure of the company’s success in delivering against its strategy.
TSR performance is independently measured prior to review by the Remuneration Committee; and the Remuneration Committee annually reviews the comparator group. The Remuneration Committee still continues to believe that the FTSE100, rather than one individual sector or a bespoke peer group remains the most appropriate peer group for comparison.
In respect of the TSR performance test, at median, one third of the shares vest and for upper quartile performance all shares vest. There is proportionate vesting of awards if Reuters TSR falls between the median and the upper quartile. No shares vest if Reuters TSR is below the median of the comparator group.
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
The 2007 awards, which are subject to the performance conditions detailed above, for Tom Glocer, David Grigson and Devin Wenig were 500,000 shares, 200,000 shares and 300,000 shares, respectively.
DSOP: A global discretionary stock option plan was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. Since 2004 participation has been confined to executive directors and members of the senior management team.
The Remuneration Committee divides participants’ annual entitlements into two awards, normally made following the announcement of preliminary annual and half-yearly results.
As a result of changes made in 2006, options only vest to the extent that the following conditions are met over the three years following grant:
•	minimum 6% a year growth in adjusted EPS[4] will be required for 50% of options to vest;

•	9% a year growth will be required for 100% of options to vest;

•	between 6% and 9% growth options will vest on a proportionate basis.
Prior to the Transaction, executive directors were only allowed to exercise 50% of the vested options after the initial three year period. The remaining options were only exercisable, in two equal tranches, one and two years later.

[3]	Adjusted profit before tax is calculated as profit before tax from continuing operations before restructuring charges associated with acquisition Transaction-related costs, restructuring charges associated with acquisitions, impairments and amortization of business combination intangibles, investment income, profit on disposals and fair value movements.

[4]	Adjusted EPS is calculated as basic EPS from continuing operations before impairments and amortization of intangibles acquired via business combinations, Transaction-related costs, investment income, fair value movements, disposal profit/losses and related tax effects.

The 2007 share option awards for Tom Glocer, David Grigson and Devin Wenig were 1,250,000 options, 500,000 options and 750,000 options respectively.
All employee savings plans
Executive directors, in common with other employees, may participate in the company’s savings-related share option arrangements. This takes the form of a Save As You Earn plan. For the 2007 offer, the fixed monthly saving amount was set at a maximum of £100 per month with a three year savings period. The Save As You Earn plans was not operated in 2008 before completion of the Transaction.
Personal shareholding policy
Reuters personal shareholding policy requires each executive director to build and maintain a personal equity stake, worth twice his basic salary, within five years. Tom Glocer is well above this level of personal shareholding.
Pensions
All executive directors participate in defined contribution pension arrangements.
Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his basic salary. He is entitled to a lump sum death-in-service benefit whilst in service of four times basic salary.
David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 24% of salary up to a cap of £112,800. He is entitled to a lump sum death-in-service benefit whilst in service of four times basic salary.
Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his basic salary. He is entitled to a lump sum death-in-service benefit of $1 million.
Other benefits
All executive directors receive a company car or a car allowance and private healthcare benefits. Disability benefits are also provided to each executive director. Niall FitzGerald does not receive any death, disability or other benefits. Under the terms of Tom Glocer’s relocation agreement, Reuters provides accommodation in the UK, pays for his personal tax planning, preparation and filing expenses and home leave expenses for him and his family.
     ITEM 6C. Board Practices
Summary of Corporate Governance Policies and Practices
Corporate Governance
The Thomson Reuters board is committed to maintaining a corporate governance structure that is generally consistent with the best practice recommendations of the Canadian securities regulatory authorities, the provisions of the UK Combined Code on Corporate Governance and the rules of the SEC giving effect to the provisions of the Sarbanes-Oxley Act of 2002. In addition, the corporate governance structure of Thomson Reuters complies with most of the corporate governance listing standards of the NYSE and Nasdaq, notwithstanding that, as “foreign private issuers”, Thomson Reuters Corporation and Thomson Reuters PLC are exempt from most of those standards. Thomson Reuters discloses in the “Investor Relations” section of its website any deviations from the corporate governance listing standards of the NYSE and Nasdaq.
Thomson Reuters governance structure is designed to permit the Thomson Reuters board to supervise the management of the business and affairs of Thomson Reuters. The Thomson Reuters board’s principal responsibilities are strategic planning, risk identification and financial, human resources, legal and regulatory oversight.
Thomson Reuters believes that sustainable value creation for all shareholders is fostered through a board that is informed and engaged and that functions independently of management. Responsibility for Thomson Reuters governance structure lies, in the first instance, with the Corporate Governance Committee, and more generally with the Thomson Reuters board. The Thomson Reuters board practices are set out in corporate governance guidelines, which the Corporate Governance Committee will review annually, together with the committee charters. The corporate governance guidelines deals with issues such as the Thomson Reuters board’s duties and responsibilities, share ownership requirements and conflicts of interest, and are analogous to a Thomson Reuters board mandate. The guidelines and committee charters are publicly available in the “Investor Relations” section of Thomson Reuters website.
Thomson Reuters Board and Committee Composition
The boards of Thomson Reuters Corporation and Thomson Reuters PLC will comprise the same individuals. Thomson Reuters board composition and procedures and those of its committees will ensure that the Thomson Reuters board functions independently of management. Position descriptions for the Chairman, for the Chair of each committee (including the senior independent director of Thomson Reuters PLC) have been approved by the Thomson Reuters board and will help ensure the independent operations of the Thomson Reuters board and its committees.
In January of each year, the Thomson Reuters board will have meetings focused principally on the operating plan for the current year. In addition to addressing key initiatives, the operating plan addresses opportunities, risks, competitive position, financial projections and other key performance indicators for Thomson Reuters. Separate meetings later in the year will be devoted solely to broader strategic considerations for the business of Thomson Reuters. These strategy sessions will allow the directors of Thomson Reuters to discuss and shape Thomson Reuters priorities and objectives. Throughout the year, the directors will be updated on the strategic progress as part of regular Thomson Reuters board and committee meetings.
At the conclusion of all Thomson Reuters board meetings, the non-management directors will meet as a group. One of the Deputy Chairmen will chair these meetings and inform management of their substance to the extent that action is appropriate or required.
Independent directors of Thomson Reuters will meet at least once each year without management directors or directors affiliated with Woodbridge. These meetings, which follow a regularly scheduled Thomson Reuters board meeting, will be chaired by the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee will develop the agenda for these meetings, although discussion need not be limited to it. The agenda will generally address any issues that might be specific to a public corporation with a controlling shareholder. The Chair of the Corporate Governance Committee will report to the Chairman on the substance of these meetings to the extent that action is appropriate or required and will be available for consultation with the independent directors as required.
To assist the Thomson Reuters board in operating independently of management, Thomson Reuters has a Secretary to the Thomson Reuters board who will report directly to the Chairman and the Deputy Chairmen and who will also act as secretary to each of the committees of the Thomson Reuters board.
The Thomson Reuters board will periodically consider the principal financial, accounting, legal, operational and other risks facing Thomson Reuters and the steps that management is taking to monitor and mitigate these risks. The Thomson Reuters board will also periodically receive reports on Thomson Reuters operating activities, as well as reports on certain non-operational matters, including corporate governance, taxation, pension and treasury matters. Thomson Reuters has a secure intranet site for the Thomson Reuters board that will be used to distribute information and to foster communication among directors and between directors and senior management.
The Thomson Reuters board has complete access to members of Thomson Reuters management and directors and is encouraged to raise any questions or concerns directly with management. The Thomson Reuters board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings.
The Thomson Reuters board and any of its committees are able to retain an outside advisor at any time at the expense of Thomson Reuters and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside advisor at the expense of Thomson Reuters subject to notifying the Corporate Governance Committee in advance. It is expected that the Human Resources Committee will retain an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm will also review executive compensation programs and provide guidance and analysis on plan design and market trends and practices. The Human Resources Committee is also expected to utilize and rely upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent.
There are no director service contracts providing for benefits upon termination of employment.
Independent Directors
10 of the 15 directors of Thomson Reuters are independent. In determining independence, the Thomson Reuters board examines and relies on the applicable definitions of “independent” in the NYSE listing standards, Nasdaq listing standards, Canadian Securities Administrators’ National Instrument 58-101 and the UK Combined Code on Corporate Governance. Thomson Reuters also reviews the results of questionnaires completed by each individual who is an initial director.
•	One of the directors (Tom Glocer) is not independent because he is the Chief Executive Officer of Thomson Reuters.

•	Four of the directors (David Thomson, W. Geoffrey Beattie, Peter J. Thomson and John A. Tory) are not independent because they are directors and current or former executive officers of Woodbridge, the controlling shareholder of Thomson Reuters. None of these individuals are members of Thomson Reuters executive management team.

•	The remaining 10 directors are independent.
Under the corporate governance guidelines adopted by the Thomson Reuters board, a director is not considered independent unless the Thomson Reuters board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of the directors, the Thomson Reuters board will consider all relevant facts and circumstances, including that in the normal course of business, Thomson Reuters provides services to, and receive services from, companies that some of the independent directors are affiliated with. For example, various in-house legal departments of a number of these companies subscribe to Thomson Legal’s Westlaw service. Thomson Reuters believes these types of relationships are immaterial. In particular, Thomson Reuters acknowledges that Steven A. Denning and John M. Thompson are also directors of companies that Thomson Reuters has a relationship with, but has determined that these relationships are not material and do not preclude a finding of independence.
•	Mr. Denning is a director of Hewitt Associates Inc. In February 2005, Thomson entered into an agreement with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When Thomson initially entered into the agreement, it expected to pay Hewitt an aggregate of $115 million over a five-year period. This agreement was subsequently renegotiated and extended in September 2006. Under the new terms, Thomson expects to pay Hewitt an aggregate of $165 million over a 10-year period. In 2007, Thomson paid Hewitt $11 million for its services. Mr. Denning did not participate in negotiations related to the agreement and has refrained from deliberating and voting on any matters relating to Hewitt Associates Inc. by Thomson’s Human Resources Committee and board of directors.

•	Mr. Thompson is the non-executive independent Chairman of the board of The Toronto-Dominion Bank. In the normal course of business, Thomson has a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for Thomson’s recent offerings of debt securities in the United States.
Pursuant to applicable rules, the Chairman is not considered independent because he is an executive officer of Woodbridge. As Chairman, David Thomson will seek to ensure that the Thomson Reuters board operates independently of senior management of Thomson Reuters. The Chairman is responsible for establishing the agenda for Thomson Reuters board meetings, ensuring that the Thomson Reuters board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Thomson Reuters board and senior management.
Controlled Company
The NYSE and Nasdaq corporate governance listing standards require a listed company to have, among other things, a majority of independent directors on its board of directors and solely independent directors on its compensation committee and nominating/corporate governance committee. These rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Controlled companies are not, however, exempt from the requirement that the audit committee must be comprised solely of independent directors and the requirement to hold executive sessions of non-management directors.
Thomson Reuters believes it is appropriate for directors affiliated with Woodbridge to serve on committees of the Thomson Reuters board apart from the Audit Committee and the Thomson Reuters board has approved Thomson Reuters reliance on the controlled company exemption to do so.
Committees
The Thomson Reuters board operates with three committees, each of which has a written charter. The charters will be reviewed annually by the relevant committee and the Corporate Governance Committee, which may make recommendations to the Thomson Reuters board for changes. These charters are publicly available in the “Investor Relations” section of Thomson Reuters website. The Thomson Reuters board composition and committee membership is as set forth in the table below.

Human
	Audit	Corporate Governance	Resources
Director	Committee	Committee	Committee

David Thomson
W. Geoffrey Beattie		•	•
Niall FitzGerald, KBE		Chair	•
Tom Glocer
Mary Cirillo		•	•
Steven A. Denning			Chair
Lawton Fitt	•
Roger L. Martin	•
Sir Deryck Maughan		•
Ken Olisa	•
Richard L. Olver			•
Vance K. Opperman	Chair
John M. Thompson	•	•
Peter J. Thomson
John A. Tory			•
Audit Committee
The Audit Committee is responsible for assisting the Thomson Reuters board in fulfilling its oversight responsibilities in relation to: (i) the integrity of financial statements and other financial information relating to Thomson Reuters; (ii) compliance with risk management, and legal and regulatory requirements; (iii) the qualifications, independence and performance of the independent auditor; (iv) the adequacy and effectiveness of Thomson Reuters internal control over financial reporting and disclosure controls and procedures; (v) the effectiveness of the internal audit function; and (vi) any additional matters delegated to the Audit Committee by the Thomson Reuters board.
The Audit Committee is responsible for the hiring of the independent auditors, and will communicate directly with the independent auditor and the officer in charge of internal audit. The Audit Committee is also responsible for overseeing management reporting and internal control systems. The Audit Committee has adopted a policy regarding pre-approval of all audit and permissible non-audit services to be performed by the independent auditors.
The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by Thomson Reuters regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by employees of Thomson Reuters regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, described below under “Code of Business Conduct and Ethics” under this Item 6C.
All members of the Audit Committee are financially literate in accordance with applicable Canadian, US and UK securities rules. Thomson Reuters has determined that no member of the Audit Committee qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE, Nasdaq and UK Combined Code provisions. However, Thomson Reuters considers that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities and anticipates that the Thomson Reuters board will consider these qualifications in future nominations to the Thomson Reuters board and appointments to the Audit Committee.

The Audit Committee is comprised of Vance K. Opperman (Chair), Lawton Fitt, Roger L. Martin, Ken Olisa and John M. Thompson, all of whom are independent.
Corporate Governance Committee
The Corporate Governance Committee is responsible for assisting the Thomson Reuters board in fulfilling its oversight responsibilities in relation to: (i) Thomson Reuters overall approach to corporate governance; (ii) the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors; (iii) induction and continuing education for directors; (iv) related party transactions and other matters involving actual or potential conflicts of interest; and (v) any additional matters delegated to the Corporate Governance Committee by the Thomson Reuters board. The Corporate Governance Committee is also responsible for reviewing directors’ compensation to ensure that it is competitive and appropriately compensates directors for the responsibilities and risks involved in being an effective director. To this end, the Corporate Governance Committee will periodically review director compensation in the marketplace. The Corporate Governance Committee will review the position descriptions for the Chairman, the senior independent director of Thomson Reuters PLC and the Chair of each committee and recommend any amendments to the Thomson Reuters board. The Chair of the Corporate Governance Committee performs the function of a “senior independent director” of Thomson Reuters PLC for the purpose of the UK Combined Code.
The Corporate Governance Committee is comprised of Niall FitzGerald (Chair), W. Geoffrey Beattie, Mary Cirillo, Sir Deryck Maughan and John M. Thompson, all of whom are independent except for Mr. Beattie.
Human Resources Committee
The Human Resources Committee is responsible for assisting the Thomson Reuters board in fulfilling its oversight responsibilities in relation to: (i) the compensation of the Chief Executive Officer and senior management; (ii) the selection and retention of senior management; (iii) planning for the succession of senior management; (iv) professional development for senior management; (v) the management of pension and significant benefit plans for employees; and (vi) any additional matters delegated to the Human Resources Committee by the Thomson Reuters board.
The Human Resources Committee assists the Thomson Reuters board in setting objectives each year for the Chief Executive Officer. The Human Resources Committee evaluates the performance of the Chief Executive Officer against these objectives at year end. The Human Resources Committee reports to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The Human Resources Committee will maintain a written position description for the Chief Executive Officer.
The Human Resources Committee is comprised of: Steven A. Denning (Chair), W. Geoffrey Beattie, Niall FitzGerald, Mary Cirillo, Richard L. Olver and John A. Tory, all of whom are independent except for Mr. Beattie and Mr. Tory.
Board, Committee and Director Assessment Process
The Corporate Governance Committee will undertake an annual review of the effectiveness of the Thomson Reuters board and its committees modeled on Thomson’s annual structured review. Questionnaires addressing issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of board and committee meetings will be developed annually and given to directors. The individual responses, which are confidential, will be consolidated by the Secretary to the Thomson Reuters board and reported to the Corporate Governance Committee and the Thomson Reuters board. A process for the assessment of individual directors will also be overseen by the Corporate Governance Committee.
Director Qualifications and Board Size
The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors and those areas that could complement the operations of the Thomson Reuters board, the need for new directors and their preferred experience and qualifications.

The Corporate Governance Committee is also responsible for maintaining an understanding of the anticipated tenure of current directors, and the experience, needs and areas of expertise of the Thomson Reuters board as a whole. The Corporate Governance Committee will recommend candidates for initial board membership and board members for re-nomination. Recommendations will be based on character, integrity, judgment, business experience, record of achievement and any other skills and talents that would enhance the Thomson Reuters board and overall management of the business and affairs of Thomson Reuters. As necessary, the Corporate Governance Committee will retain an executive search firm to identify and evaluate potential director candidates in light of the Corporate Governance Committee’s assessment of the Thomson Reuters board’s composition.
Thomson Reuters is of the view that the optimal size for the Thomson Reuters board for effective decision-making and committee work is 14 to 16 members and that it may need to increase beyond that from time to time in anticipation of retirements of board members.
Director Recruitment, Induction and Education
The Corporate Governance Committee will maintain an ongoing assessment of the Thomson Reuters board composition with respect to experience, qualifications and other factors.
New directors will be provided with induction materials describing the Thomson Reuters business, its corporate governance structure and related policies and information. New directors will also have meetings with the Chairman, Deputy Chairmen, Chief Executive Officer, Chief Financial Officer and other executive officers, including the heads of Thomson Reuters major businesses. Early in their tenure, opportunities will be provided to new directors to visit some of the major facilities and meet with operations management. The Thomson Reuters board’s secure website, monthly management reports and other means of communication will provide directors with information to ensure their knowledge and understanding of the business of Thomson Reuters remain current.
To facilitate ongoing education, the directors will be entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee will be responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.
Majority Voting Policy
The Thomson Reuters board has adopted a policy, modeled on Thomson’s former policy, which provides that if a director does not receive the support of a majority of the votes cast at the annual meetings of shareholders of Thomson Reuters, the director will tender his or her resignation to the Chairman of the Thomson Reuters board, to be effective when accepted by the Thomson Reuters board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the Thomson Reuters board as to whether to accept it. The Thomson Reuters board will have 90 days from the annual meeting to make and publicly disclose its decision.
Director Attendance
Directors are expected to attend all meetings of the Thomson Reuters board, including committee meetings, if applicable, and annual meetings of shareholders.
Transactions Involving Directors or Officers
In the case of any potential or actual conflict of interest, each director or executive officer will be required to inform the Thomson Reuters board. Unless otherwise expressly determined by the Thomson Reuters board or relevant committee of the Thomson Reuters board, a director or officer who has a conflict of interest in a matter before the Thomson Reuters board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter and may be required to take other steps to avoid the conflict of interest. Related party transactions will be considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors.

Code of Business Conduct and Ethics
Thomson Reuters has adopted a Code of Business Conduct and Ethics, modeled on Thomson’s former code of conduct, that applies to all employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer and principal accounting officer/controller, of Thomson Reuters. All employees, directors and officers will be required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, Thomson Reuters contemplates that many employees will be required to take a mandatory online training course related to the Code. The Corporate Governance Committee will receive an annual report regarding the Code from the General Counsel of Thomson Reuters after the end of 2008.
A copy of the Code of Business Conduct and Ethics will be publicly available on the Thomson Reuters website (www.thomsonreuters.com).
As part of the governance structure of Thomson Reuters, the Thomson Reuters board ensures that appropriate policies and procedures are in place so that inquiries or other communications from shareholders, analysts and the media to management are answered by the investor relations and media relations professionals or referred to an appropriate person in Thomson Reuters. Senior executives will meet regularly with financial analysts and institutional investors, and Thomson Reuters earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences will promptly be made public on Thomson Reuters website. The Thomson Reuters board will review and approve the contents of major disclosure documents, including the quarterly and annual financial statements and related management’s discussion and analysis, and the annual report.
     ITEM 6D. Employees
Thomson Information
For information regarding Thomson’ employees, see Item 4B. “Business Overview — Historical Information about Thomson — Employees”.
Reuters Information
For information regarding Reuters employees, see Item 4B. “Business Overview — Historical Information about Reuters — Employees”.
     ITEM 6E. Share Ownership
For information regarding the share ownership of Thomson Reuters directors, see Item 6A. “Directors and Senior Management — Management and Governance of Thomson Reuters — Thomson Reuters Board”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     ITEM 7A. Major Shareholders
Thomson Reuters
On April 11, 2008, Woodbridge beneficially owned 450,608,870 Thomson common shares, or approximately 70% of the outstanding Thomson common shares. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Based on the issued share capital of Thomson Reuters Corporation and of Thomson Reuters PLC as of April 17, 2008, Woodbridge has a voting interest in Thomson Reuters of approximately 53% and is the principal and controlling shareholder of Thomson Reuters. There has been no significant change in the percentage ownership of Thomson common shares held by Woodbridge during the past three years.
Woodbridge
Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.
Prior to his passing in June 2006, Kenneth R. Thomson controlled Thomson through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.
Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.
Relationship with Thomson Reuters
Woodbridge’s primary investment is its holding of Thomson Reuters Corporation common shares. It actively monitored Thomson as a controlling shareholder and will monitor Thomson Reuters on the same basis. In its involvement with Thomson Reuters, Woodbridge will focus on these matters:
•	corporate governance, including the effectiveness of the Thomson Reuters board;

•	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	capital strategy.

With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.
Support of Reuters Trust Principles
Pursuant to the Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Reuters Trust Principles and to use its voting rights to give effect to this support. For more information, see Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Amended Deed of Mutual Covenant — Reuters Trust Principles”.
Other Investments
Woodbridge invests in a small number of significant, privately held businesses, using its management and financial expertise to contribute to the making of key strategic decisions.
Control
For so long as Woodbridge maintains its controlling interest in Thomson Reuters, it will generally be able to approve matters submitted to a majority vote of Thomson Reuters shareholders without the consent of other shareholders including, among other things, the election of the Thomson Reuters board. In addition, Woodbridge may be able to exercise a controlling influence over the business and affairs of Thomson Reuters, the selection of its senior management, the acquisition or disposition of its assets, its access to capital markets, the payment of dividends and any change of control of Thomson Reuters, such as a merger or take-over. Current and former directors and officers of Woodbridge are among the directors and officers of Thomson Reuters, including the Chairman and a Deputy Chairman. For details of the membership of the Thomson Reuters board and management, see Item 6A. “Directors and Senior Management” above.
Related Party Transactions
The Corporate Governance Committee of the Thomson Reuters board will consider any transactions that may take place between Thomson Reuters and Woodbridge with any committee members related to Woodbridge abstaining from voting. In addition, transactions between Woodbridge and Thomson Reuters will be subject to public disclosure and other requirements under applicable Canadian and UK securities laws.
See Item 7B. “Related Party Transactions — Thomson Information” below for information on certain transactions that Thomson had entered into with Woodbridge and certain of its affiliates since January 1, 2004.
Thomson Information
For information, see Item 7A. “Major Shareholders — Thomson Reuters” above.
Reuters Information
Prior to the Effective Date, Reuters had received notice under section 198 of the UK Companies Act 1985 or under the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTRs) DTR 5 that the following parties1 held notifiable interests in its shares or voting rights as at March 7, 2008 :

[1]	None of these parties is the beneficial owner of 5% or more of Thomson Reuters.

	Number of	Percentage of	Number of	Number of	Number of
	shares held on	issued share	shares held on	shares held on	shares held on
	March 17, 2008	capital	March 9, 2007	March 7, 2006	March 2, 2005

Schroders Plc	62,544,396	5.05	99,602,990	—	—
ValueAct Capital Master Fund L.P.	48,243,934	3.90	83,551,212	—	—
Fidelity International Limited	—	—	82,177,979	150,753,687	130,364,252
AMVESCAP plc	62,194,192	5.02	62,194,192	—	—
BlackRock Inc.	48,978,642	3.95	48,978,642	48,978,642	48,978,642
Legal & General Investment Management	51,519,332	4.16	44,901,479	55,230,590	58,006,887
Barclays PLC	40,069,073	3.24	40,069,073	—	53,902,608
Capital Group of Companies, Inc.	—	—	39,399,900	42,135,514	—
Credit Suisse	136,431,306	11.01	—	—	—
Deutsche Bank AG	64,268,832	5.19	—	—	—
Reuters major shareholders do not have any different voting rights from the other ordinary shareholders. There have been some changes in the holdings of Reuters major shareholders during the last three years. Most notably Fidelity no longer holds in excess of 3% of Reuters voting capital as was the case during 2005 to early 2007. Barclays PLC, Legal & General Investments and BlackRock Inc. have held notifiable holdings for the last three years and continue to do so. Following the implementation of the new DTRs on 20 January 2007, Schroders Plc, ValueAct Capital Master Fund, L.P., Deutsche Bank AG, Credit Suisse and AMVESCAP plc notified Reuters of their voting rights in Reuters shares during 2007.
Except as described above, to the best of Reuters knowledge, as of March 17, 2008, Reuters is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly, and currently there are no arrangements that may, at a subsequent date, result in a change in control of the company.
Analysis of shareholders
As of April 11, 2008, there were 1,228,905,982 Reuters ordinary shares in issue, including the shares referred to below but excluding ordinary shares held by employee share ownership trusts and shares held in treasury. There were 26,506 shareholders on the ordinary share register analysed in the chart below.
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
     ITEM 7B. Related Party Transactions
Thomson Information
See Item 4B. “Business Overview — Historical Information about Thomson — Related Party Transactions” above.

Reuters Information
See Annex A-8, notes to the financial statements of Reuters for the year ended December 31, 2007, under note “34 Related party transactions”.
     ITEM 7C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
     ITEM 8A. Consolidated Statements and Other Financial Information
See Item 18. “Financial Statements”.
     ITEM 8B. Significant Changes
Thomson Reuters
On May 15, 2007, Thomson and Reuters entered into the Implementation Agreement under which Thomson agreed to acquire Reuters by implementing the DLC structure. The Transaction closed on April 17, 2008. For more information, see Item 4A. “History and Development of the Company — Description of the Transaction”.
Thomson Information
For information regarding significant changes, see Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007, under the heading “Subsequent Events”, filed as part of this Annual Report on Form 20-F.
Reuters Information
See Annex A-8, notes to the financial statements of Reuters for the year ended December 31, 2007, under note “38 Post balance sheet events”.
ITEM 9. THE OFFER AND LISTING
     ITEM 9A. Offer and Listing Details
Thomson Reuters
Thomson Reuters PLC ordinary shares commenced trading on the LSE under the symbol “TRIL” and Thomson Reuters PLC ADSs commenced trading on the Nasdaq Global Select Market under the symbol “TRIN” on April 17, 2008. Therefore, price history is not yet available. For information regarding the price history of The Thomson Corporation common shares under the symbol “TOC” prior to the Effective Date, see “Thomson Information” below.
Thomson Information
Market for Securities
Prior to the Effective Date, Thomson common shares were listed and traded on the TSX and the NYSE under the symbol “TOC”. Of the two marketplaces, the greatest volume of trading in 2007 occurred on the TSX. Prior to the Effective Date, Thomson’s Series II preference shares were also listed on the TSX under the symbol “TOC.PR.B”. Thomson Reuters Corporation common shares trade under the symbol “TRI” on the TSX and NYSE as of April 17, 2008. The preference shares trade on the TSX under the symbol “TRI.PR.B” as of April 17, 2008.

The table below sets out, for the periods indicated, the reported high and low sales prices for Thomson common shares on the TSX and the NYSE.

	TSX		NYSE
	Canadian dollars per share		US dollars per share
	High	Low	High	Low

Annual market prices
2003	47.31	36.85	36.50	25.00
2004	47.99	39.86	37.29	29.84
2005	45.50	38.80	38.55	31.09
2006	49.54	39.50	43.41	34.01
2007	51.95	36.44	47.26	36.93
Quarterly market prices
2006
First quarter	44.48	39.50	38.96	34.01
Second quarter	46.50	42.64	42.24	35.88
Third quarter	45.80	42.40	41.02	37.66
Fourth quarter	49.54	43.65	43.41	38.42
Quarterly market prices
2007
First quarter	51.95	46.30	44.19	39.46
Second quarter	50.00	43.17	44.93	39.75
Third quarter	46.19	41.00	44.36	38.27
Fourth quarter	44.69	36.44	47.26	36.93
Monthly market prices
2007
October	44.69	41.63	47.26	42.11
November	44.16	36.44	47.00	36.93
December	40.83	37.49	41.25	37.01
Monthly market prices
2008
January	40.70	32.30	41.16	32.37
February	36.79	32.60	36.82	33.21
March	38.80	31.67	39.05	31.96
April 1 to April 16	38.18	34.55	38.12	33.69

The closing sale prices of Thomson common shares as reported on the TSX and the NYSE on May 10, 2007, the last day on which the Thomson common shares traded prior to the announcement by Thomson and Reuters that they had entered into the Implementation Agreement were C$45.00 ($40.63, converted at the noon buying rate of the Bank of Canada which was $0.9031 per C$1.00) and $40.56, respectively.
Reuters Information
Trading markets
Prior to the Effective Date, Reuters ordinary shares were listed and traded on the LSE under the symbol “RTR” and Reuters ADSs were listed and traded on the Nasdaq Global Select Market under the symbol “RTRSY”.
The table below sets out, for the periods indicated (i) the reported high and low sales prices for the ordinary shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on Nasdaq.

	The London Stock
	exchange		Nasdaq
	pounds per share		US dollars per ADS
	High	Low	High	Low

Annual market prices
2003	2.68	0.96	27.09	9.59
2004	4.29	2.41	49.15	25.72
2005	4.31	3.52	49.35	37.33
2006	4.75	3.49	54.25	38.51
2007	6.69	4.12	83.70	48.18
Quarterly market prices
2006
First quarter	4.61	3.80	48.44	39.67
Second quarter	4.10	3.54	45.71	38.67
Third quarter	4.43	3.49	50.06	38.51
Fourth quarter	4.75	4.31	54.25	48.20
Quarterly market prices
2007
First quarter	4.71	4.12	55.32	48.18
Second quarter	6.59	4.66	81.03	55.81
Third quarter	6.60	5.71	79.90	71.33
Fourth quarter	6.69	5.74	83.70	70.87

	The London Stock
	exchange		Nasdaq
	pounds per share		US dollars per ADS
	High	Low	High	Low

Monthly market prices
2007
October	6.69	6.31	83.40	78.25
November	6.65	5.74	83.70	71.25
December	6.52	5.80	76.87	70.87
Monthly market prices
2008
January	6.49	5.35	75.80	66.64
February	6.22	5.84	73.49	69.52
March	6.14	5.68	75.00	68.76
April 1 to April 16	6.31	5.80	74.74	69.68
The closing sale price of Reuters ordinary shares as reported on the LSE on May 10, 2007, the last day on which the Reuters ordinary shares traded prior to the announcement by Thomson and Reuters that they had entered into the Implementation Agreement was £6.105 ($12.108, converted at the noon buying rate of the Federal Reserve Bank of New York which was $1.9833 per £1.00), and the closing sale price of Reuters ADSs as reported on the Nasdaq Global Select Market on that date was $71.04.
     ITEM 9B. Plan of Distribution
Not applicable.
     ITEM 9C. Markets
Thomson Reuters
For information on markets, see Item 4A. “History and Development of the Company — Stock Exchange Listings and Index participation”.
Thomson Information
For information, see Item 9A. “Listing Details — Thomson Information” above.
Reuters Information
For information, see Item 9A. “Listing Details — Reuters Information” above.
     ITEM 9D. Selling Shareholders
Not applicable.

     ITEM 9E. Dilution
Not applicable.
     ITEM 9F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
     ITEM 10A. Share Capital
Capital Structure
Thomson Reuters Corporation
Description of Capital Structure
Thomson’s authorized share capital consists of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, of which 6,000,000 shares consist of Series II Preference Shares, a Thomson Reuters Corporation Special Voting Share, a Reuters Founders Share and an Equalization Share.
At April 15, 2008, there were 640,617,002 common shares and 6,000,000 Series II Preference Shares outstanding. The Reuters Founders Share and the Equalization Share have been, and the Thomson Reuters Corporation Special Voting Share will be, issued pursuant to the Thomson Arrangement.
Common Shares
Each common share entitles its holder to receive notice of and to attend all meetings of Thomson Reuters Corporation shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting) and to vote, together with the holder of the Thomson Reuters Corporation Special Voting Share, except at meetings of holders of common shares required by applicable laws to be held as a separate class. Each common share also entitles its holder to receive dividends when declared by the Thomson board of directors. All dividends declared by the Thomson board of directors are paid equally on all common shares, subject to the rights of holders of the preference shares. Holders of common shares will participate equally in any distribution of Thomson’s assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to Thomson common shares.
Preference Shares
Thomson’s preference shares may be issued in one or more series as determined by the Thomson board of directors. The Thomson board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on Thomson’s liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by the Thomson board of directors when authorizing a series or as provided by law.
The Series II Preference Shares are non-voting and are redeemable at the option of Thomson for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Special Voting Share
The Thomson Reuters Corporation Special Voting Share entitles its holder to exercise the voting rights at Thomson Reuters Corporation shareholders’ meetings so as to give effect to the voting results recorded at the parallel Thomson Reuters PLC shareholders’ meeting.
For further information regarding the Thomson Reuters Corporation Special Voting Share, please see Item 10C. “Material Contracts — Thomson Reuters — Thomson Reuters Corporation Articles — Special Voting Share”.
Reuters Founders Share
The Reuters Founders Share entitles Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters Corporation threaten the Reuters Trust Principles. The Reuters Founders Share entitles Reuters Founders Share Company to vote in circumstances where a third party (other than one approved by the Reuters Founders Share Company) has become or becomes the beneficial owner of 15% or more of the outstanding voting shares of Thomson Reuters Corporation or has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of such outstanding voting shares. In general, votes cast by the Reuters Founders Share Company, alone or in combination with votes cast by persons approved by the Reuters Founders Share Company, will be sufficient either to negate the voting power of that third party or to constitute the requisite majority voting power.
For further information regarding the Reuters Founders Share, please see Item 10C. “Material Contracts — Thomson Reuters — Thomson Reuters Corporation Articles — Reuters Founders Share”.
Equalization Share
The holder of the Equalization Share is not entitled to receive notice of or to attend or vote at any meetings of Thomson Reuters Corporation shareholders. The holder of the Equalization Share is entitled to receive dividends if, as and when declared by the Thomson Reuters Corporation board of directors. If Thomson Reuters Corporation is required to make an equalization payment or a payment upon the insolvency of Thomson Reuters PLC pursuant to the terms of the Equalization and Governance Agreement, the holder of the Equalization Share will be entitled to receive, and Thomson Reuters Corporation will pay thereon, a dividend in the amount of such payment, unless the board of directors of Thomson Reuters Corporation determines to make such payment by another means. Except as provided in the preceding sentence, the holder of the Equalization Share is not entitled to participate in any distribution of assets upon liquidation, dissolution or winding-up. The Equalization Share may not be transferred without the prior approval of the Thomson Reuters Corporation board of directors.
Thomson Reuters PLC
Description of Capital Structure
Reuters authorized share capital comprises ordinary shares of 25 pence each and a Founders Share of £1. All of the outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required from the holders of such shares by Reuters.
Ordinary Shares
At April 11, 2008, there were 1,228,905,982 ordinary shares outstanding excluding ordinary shares held in employee share ownership trusts and 135,860,000 ordinary shares held in treasury.
Holders of ordinary shares are entitled to participate in the payment of dividends pro rata to their holdings. The Reuters board of directors may propose and pay interim dividends and recommend a final dividend, in respect of any accounting period, out of the profits available for distribution under English law. A final dividend may be declared by the Reuters shareholders in general meeting by ordinary resolution, but no dividend may be declared in excess of the amount recommended by the Reuters board of directors.

Reuters may allot ordinary shares in lieu of cash dividends, subject to shareholder approval at the time the relevant dividend is declared. In addition, Reuters may declare and pay equivalent dividends to shareholders outside the United Kingdom in local currencies and pay such dividends to the depositary for value on the payment date.
Founders Share
Reuters share capital includes the Founders Share, which is held by Reuters Founders Share Company, a company limited by guarantee consisting of individuals who constitute both its members and directors.
The Founders Share is not entitled to participate in the payment of dividends nor will any dividend be paid on any shares held by Reuters in treasury.
Reuters can increase its share capital by ordinary resolution in conformity with the provisions of the UK Companies Act. However, new shares cannot have voting rights which are not identical to those of ordinary shares, without the prior written consent of Reuters Founders Share Company. Furthermore, Reuters may issue shares with preferred and other special rights or restrictions, provided that the prior written consent of Reuters Founders Share Company has been sought for issuing any shares with rights not identical to those of ordinary shares. Reuters can consolidate, divide and cancel any of its shares (other than the Founders Share) by extraordinary resolution and can reduce its share capital (other than the Founders Share). The resolutions to be proposed at the Reuters EGM contain a provision for amending the Reuters Articles so that the Founders Share can be cancelled. This is a requirement for the implementation of the Reuters Scheme, which will include the cancellation of the Founders Share.
For a summary description of the Thomson Reuters PLC American Depositary Shares, evidenced by American Depositary Receipts, see Exhibit 99.11, filed as part of this Annual Report on Form 20-F.
     ITEM 10B. Memorandum and Articles of Association
For information regarding Thomson Reuters PLC’s Memorandum and Articles of Association, see Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents — Thomson Reuters PLC Memorandum and Articles of Association”.
     ITEM 10C. Material Contracts
Thomson Reuters
Summaries of Transaction Documents
The following describes the material provisions of the Transaction Documents. Copies of these documents are available through the Canadian Securities Administrators’ website at www.sedar.com and in the EDGAR section of the SEC’s website at www.sec.gov. Copies of these documents are also available to any shareholder of Thomson Reuters upon request by writing to: Thomson Reuters Corporation, Attention: Legal Department, 3 Times Square, New York, New York 10036, United States.
Thomson Reuters PLC Memorandum and Articles of Association
Thomson Reuters PLC’s principal objects are:
•	to enter into, operate and carry into effect various agreements relating to the Transaction with Thomson Reuters Corporation; and

•	to carry on business as a general commercial company and to carry on any trade or business whatsoever.
The objects of Thomson Reuters PLC are set out in full in paragraph 4 of the Thomson Reuters PLC Memorandum.

Articles of Association
The Thomson Reuters PLC Articles of Association which were adopted on February 22, 2008 with effect from the Effective Date contain, inter alia, provisions to the following effect:
Share Capital
The authorized share capital of Thomson Reuters PLC as at the date of adoption of the Thomson Reuters PLC Articles will be £4,000,000,001 divided into:
•	399,950,000 ordinary shares of £10 each;

•	one Thomson Reuters PLC Special Voting Share of £500,000; and

•	one Thomson Reuters PLC Reuters Founders Share of £1.
Share rights — generally
Except as otherwise provided by the Thomson Reuters PLC Articles and without prejudice to the rights attached to any shares or class of shares from time to time issued, any share in Thomson Reuters PLC may be allotted or issued with or have attached thereto such preferred, deferred or other special rights, or be issued subject to or have attached such restrictions, whether as regards dividend, return of capital or otherwise, as Thomson Reuters PLC may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the Thomson Reuters PLC board of directors may determine) and, subject to the provisions of applicable laws, Thomson Reuters PLC may issue any shares which are, or at the option of Thomson Reuters PLC or the holders are liable, to be redeemed. Provided always that, without the prior written consent of the holder of the Thomson Reuters PLC Reuters Founders Share, no share shall be capable of being issued having attached thereto any rights which are not identical in all respects with those attached to the Thomson Reuters PLC ordinary shares.
The rights attaching to each of the classes of shares comprising the Thomson Reuters PLC share capital are summarized in more detail below.
Thomson Reuters PLC Ordinary Shares
The rights, privileges, restrictions and conditions attaching to the Thomson Reuters PLC ordinary shares are prescribed as follows.
Notice of meetings and voting rights
Except for meetings of holders of a particular class or series of shares other than the Thomson Reuters PLC ordinary shares required by applicable laws to be held as a separate class or series meeting, the holders of the Thomson Reuters PLC ordinary shares shall be entitled to receive notice of and to attend all meetings of the shareholders of Thomson Reuters PLC and at any such meeting to vote, together with (except at meetings of holders of Thomson Reuters PLC ordinary shares required by applicable laws to be held as a separate class meeting) the holder of the Thomson Reuters PLC Special Voting Share, on all matters submitted to a vote on the basis of one vote for each Thomson Reuters PLC Share held.
Dividends
Subject to applicable laws, the holders of the Thomson Reuters PLC ordinary shares shall be entitled to receive and Thomson Reuters PLC shall pay thereon, if, as and when declared by the Thomson Reuters PLC board of directors out of the assets of Thomson Reuters PLC properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Thomson Reuters PLC board of directors may from time to time determine ratably according to the number of such shares held by the holders respectively.

Liquidation, dissolution and winding up
Subject to any provision made under section 719 of the UK Companies Act and any special rights which may be attached to any other class of shares, upon the liquidation, dissolution or winding up of Thomson Reuters PLC, whether voluntary or involuntary, or in the event of any other distribution of the assets of Thomson Reuters PLC among its shareholders for the purpose of winding up its affairs, the holders of the Thomson Reuters PLC ordinary shares shall be entitled to share equally, according to the number of Thomson Reuters PLC ordinary shares held by them, in all remaining property and assets of Thomson Reuters PLC.
Thomson Reuters PLC Special Voting Share
The rights, privileges, restrictions and conditions attaching to the Thomson Reuters PLC Special Voting Share are prescribed as follows.
Notice of meetings and voting rights
Except for meetings of the holders of a particular class or series of shares other than the Thomson Reuters PLC Special Voting Share required by applicable laws to be held as a separate class meeting, the holder of the Thomson Reuters PLC Special Voting Share shall be entitled to receive notice of and to attend all meetings of the shareholders of Thomson Reuters PLC and at any such meeting to vote, together with (except at meetings of the holder of the Thomson Reuters PLC Special Voting Share required by applicable laws to be held as a separate class meeting) the holders of the Thomson Reuters PLC ordinary shares, on all matters submitted to a vote. On each such matter, the holder of the Thomson Reuters PLC Special Voting Share shall be entitled to exercise the following voting rights:
•	in relation to a resolution of Thomson Reuters PLC to approve a Joint Electorate Action, the rights:
-	to cast such number of votes in favor of such resolution as were cast in favor of the Equivalent Resolution by holders of Thomson Reuters Corporation common shares at the parallel shareholder meeting;

-	to cast such number of votes against such resolution as were cast against the Equivalent Resolution by holders of Thomson Reuters Corporation common shares at the parallel shareholder meeting;

-	to withhold such number of votes from such resolution as were withheld from the Equivalent Resolution by holders of Thomson Reuters Corporation common shares at the parallel shareholder meeting; and

-	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of the Equivalent Resolution by holders of Thomson Reuters Corporation common shares at the parallel shareholder meeting;

in each case divided by the Equalization Ratio in effect at the time such rights are exercised and rounded up to the nearest whole number, and provided that, for greater certainty, if the holder of the Thomson Reuters PLC Special Voting Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights;
•	in relation to a resolution of Thomson Reuters PLC to approve a Class Rights Action:
-	if the Equivalent Resolution was approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-laws and applicable laws) of the holders of Thomson Reuters Corporation common shares at the parallel shareholder meeting, no right to cast any vote; and

-	if the Equivalent Resolution was not approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-laws and applicable laws) of the holders of Thomson Reuters Corporation common shares at the parallel shareholder meeting, the right to cast such number of votes against such resolution as would be sufficient to defeat it;
•	in relation to any Procedural Resolution, no right to cast any vote; and

•	in relation to any resolution pertaining to any matter on which the holder of the Thomson Reuters PLC Special Voting Share is required by applicable laws to vote separately as a class, the right to cast one vote.
For the purposes of determining the number of votes the holder of the Thomson Reuters PLC Special Voting Share is entitled to cast on a Joint Electorate Action, in the event that the holder of the Thomson Reuters Corporation Founders Share has exercised its voting rights pursuant to Section 1.6.6(b) of the Thomson Reuters Corporation Articles in relation to an Equivalent Resolution, each vote cast in favor of or against that Equivalent Resolution, withheld therefrom or recorded as an abstention in respect thereof at the parallel shareholder meeting by a Thomson Reuters Corporation Acquiring Person (as defined in the Thomson Reuters PLC Articles) shall be divided by one hundred.
At all times when the holder of the Thomson Reuters Corporation Founders Share is entitled to exercise voting rights pursuant to Section 1.6.7(d) of the Thomson Reuters Corporation Articles, the holder of the Thomson Reuters PLC Special Voting Share shall be entitled, in relation to a resolution of Thomson Reuters PLC to approve a Joint Electorate Action, to exercise the right to cast such number of votes in favor of and against such resolution, to withhold such number of votes therefrom and to abstain from voting such number of votes in respect thereof as were cast in favor and against the Equivalent Resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the Thomson Reuters Corporation Founders Share at the parallel shareholder meeting. For avoidance of doubt, the rights of the holder of the Thomson Reuters PLC Special Voting Share pursuant to this paragraph are in addition to, and shall be deemed to be exercised by the holder of the Thomson Reuters PLC Special Voting Share upon the exercise of, its other rights pursuant to the Thomson Reuters PLC Articles.
The prescribed manner in which the above voting rights are to be exercised are set out in the Special Voting Share Agreement, as described in Item 10C. Material Contracts “Summaries of Transaction Documents — Special Voting Share Agreements” below.
Dividends
Subject to applicable laws, the holder of the Thomson Reuters PLC Special Voting Share shall be entitled to receive a fixed cumulative dividend at the annual rate of 6%. on the amount for the time being paid up on the Thomson Reuters PLC Special Voting Share. The Thomson Reuters PLC Special Voting Share dividend is payable yearly on December 31, in each year in respect of the year ending on that date, except that the first Thomson Reuters PLC Special Voting Share dividend is payable on the dividend payment date next following the date of allotment of the Thomson Reuters PLC Special Voting Share and is payable on a pro rata basis in respect of the period from the date of its allotment to that dividend payment date (both dates inclusive). If any Thomson Reuters PLC Special Voting Share dividend is not paid in full on the relevant dividend payment date then, to the extent unpaid, the amount of such dividend shall be increased at the annual rate of 6%. calculated on a daily basis (and compounded annually) from the date on which the relevant dividend was to have been paid to the date of payment.
The Thomson Reuters PLC Special Voting Share shall not entitle the holder to any further rights of participation in the profits of Thomson Reuters PLC.
Liquidation, dissolution and winding up
Subject to any provision made under section 719 of the UK Companies Act and any special rights which may be attached to any other class of shares, the holder of the Thomson Reuters PLC Special Voting Share shall have rights on a return of assets on a winding-up to be repaid in priority to any payment to the holders of the Thomson Reuters PLC ordinary shares and the holder of the Thomson Reuters PLC Reuters Founders Share a sum equal to the amount for the time being paid up on the Thomson Reuters PLC Special Voting Share together with all unpaid dividends on the Thomson Reuters PLC Special Voting Share, whether or not such dividends have been earned or declared, calculated down to the redemption date. Except as provided below in relation to redemption, the Thomson Reuters PLC Special Voting Share does not entitle the holder to any further rights of participation in the capital of Thomson Reuters PLC.
Redemption
Thomson Reuters PLC shall (subject to applicable laws and unless earlier redeemed) redeem the Thomson Reuters PLC Special Voting Share:
•	on presentation to the Thomson Reuters PLC board of directors of a notice or instrument of transfer purporting to require or demand registration or acknowledgement of the transfer of the Thomson Reuters PLC Special Voting Share by the Thomson Reuters PLC Special Voting Share Trustee out of the Thomson Reuters PLC Special Voting Share Trust to (or at the direction of) the Beneficiaries (as defined in the Thomson Reuters PLC Special Voting Share Trust Deed) of the Thomson Reuters PLC Special Voting Share Trust; or

•	on the Thomson Reuters PLC Special Voting Share Trust being terminated in respect of the Thomson Reuters PLC Special Voting Share or the Thomson Reuters PLC Special Voting Share becoming held by the Thomson Reuters PLC Special Voting Share Trustee on terms other than as set out in the Thomson Reuters PLC Special Voting Share Trust Deed (as it may be amended from time to time in accordance with its terms).
On the redemption date Thomson Reuters PLC shall redeem the Thomson Reuters PLC Special Voting Share and pay to the holder a sum equal to the amount for the time being paid up on the Thomson Reuters PLC Special Voting Share together with all unpaid dividends on the Thomson Reuters PLC Special Voting Share, whether or not such dividends have been earned or declared, calculated down to the redemption date.
No transfer of Thomson Reuters PLC Special Voting Share
The Thomson Reuters PLC Special Voting Share may not be transferred without the prior approval of the Thomson Reuters PLC board of directors.
Amendment of rights and obligations
The rights and obligations attaching to the Thomson Reuters PLC Special Voting Share may be amended or modified only by a resolution of Thomson Reuters PLC approved as a Class Rights Action and with the prior written consent of the holder of the Thomson Reuters PLC Special Voting Share Trust.
The Thomson Reuters PLC Reuters Founders Share
The rights, privileges, restrictions and conditions attaching to the Thomson Reuters PLC Reuters Founders Share are prescribed as follows:
Thomson Reuters PLC Reuters Founders Share may defeat resolution to vary or abrogate its rights
Without prejudice to article 4.1 of the Thomson Reuters PLC Articles, on any poll on any resolution of Thomson Reuters PLC in a general meeting, being a resolution the passing of which by the requisite majority of votes would be, or be deemed to be, a variation or abrogation of the rights attached to the Thomson Reuters PLC Reuters Founders Share, the holder of the Thomson Reuters PLC Reuters Founders Share, if it opposes such resolution, shall have the right to cast such number of votes as shall be necessary to ensure the defeat of such resolution, and such right may be exercisable either by a representative appointed by the holder of the Thomson Reuters PLC Reuters

Founders Share in accordance with section 323(1) of the Companies Act 2006, or by a proxy for the holder of the Thomson Reuters PLC Reuters Founders Share.
Deemed variations or abrogations of Thomson Reuters PLC Reuters Founders Share rights
For all of the purposes of the Thomson Reuters PLC Articles the passing by the requisite majority of any of the following kinds of resolution by Thomson Reuters PLC in a general meeting shall be deemed to be a variation or abrogation of the rights attached to the Thomson Reuters PLC Reuters Founders Share:
•	any special resolution the effect of which, if duly passed, would be to amend, remove or alter the effect of (which shall include the ratification of any breach of) any of the Reuters Founders Share Provisions (as defined in the Thomson Reuters PLC Articles);

•	any resolution to wind up Thomson Reuters PLC voluntarily or pursuant to paragraph (a) of section 122 of the Insolvency Act 1986;

•	any resolution for, or approving or sanctioning, any reconstruction of Thomson Reuters PLC (other than internal reorganizations involving Thomson Reuters PLC and its subsidiaries);

•	any resolution the effect of which, if duly passed, would be to attach or to authorize the attachment to any share (whether issued or unissued) of any voting rights which are not identical in all respects with those attached to the Thomson Reuters PLC ordinary shares; and

•	any resolution to amend any such resolution as is described in any of the preceding sub-paragraphs of this paragraph.
Action without consent of the holder of the Thomson Reuters PLC Reuters Founders Share a deemed variation or abrogation
For all of the purposes of the Thomson Reuters PLC Articles, the doing of any act or thing which, in accordance with any provision of the Thomson Reuters PLC Articles, requires the prior written consent of the holder of the Thomson Reuters PLC Reuters Founders Share shall be deemed to be a variation or abrogation of the rights attached to the Thomson Reuters PLC Reuters Founders Share.
Rights in relation to an Acquiring Person
In the event that any person has become or becomes an Acquiring Person (as defined in the Thomson Reuters PLC Articles), the Thomson Reuters PLC board of directors shall as soon as practicable thereafter cause Thomson Reuters PLC to give notice in writing of such fact to such person and to the holder of the Thomson Reuters PLC Reuters Founders Share. From and after the time any person has become or becomes an Acquiring Person until such person ceases to be an Acquiring Person, the holder of the Thomson Reuters PLC Reuters Founders Share shall be entitled to vote, together with (except at meetings of the holder of the Thomson Reuters PLC Reuters Founders Share required by applicable laws to be held as a separate class meeting) the holders of Thomson Reuters PLC ordinary shares, on all matters submitted to a vote of the shareholders of Thomson Reuters PLC at any general meeting of Thomson Reuters PLC. On each such matter, the holder of the Thomson Reuters PLC Reuters Founders Share shall be entitled, in its sole and absolute discretion, to exercise the following voting rights:
•	in relation to a resolution of Thomson Reuters PLC to approve a Joint Electorate Action, the rights:
-	to cast such number of votes in favor of and against such resolution, to withhold such number of votes from such resolution and to abstain from voting such number of votes in respect of such resolution as were cast in favor of and against such resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the Thomson Reuters PLC Special Voting Share;

-	to cast such number of votes in favor of such resolution as were cast in favor of such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

-	to cast such number of votes against such resolution as were cast against such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

-	to withhold such number of votes from such resolution as were withheld from such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested; and

-	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;
in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Thomson Reuters PLC Reuters Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights;
•	in relation to a resolution of Thomson Reuters PLC to approve a Class Rights Action,
-	if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-Laws and applicable laws) of the holders of Thomson Reuters Corporation common shares at the parallel shareholder meeting, the rights:
o	to cast such number of votes in favor of such resolution as were cast in favor of such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

o	to cast such number of votes against such resolution as were cast against such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

o	to withhold such number of votes from such resolution as were withheld from such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested; and

o	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;
in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Thomson Reuters PLC Reuters Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights; and
-	if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-laws and applicable laws) of the holders of Thomson Reuters Corporation common shares at the parallel shareholder meeting, no right to cast any vote;

•	in relation to a Procedural Resolution, the rights:
-	to cast such number of votes in favor of such Procedural Resolution as were cast in favor of such Procedural Resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

-	to cast such number of votes against such Procedural Resolution as were cast against such Procedural Resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;

-	to withhold such number of votes from such Procedural Resolution as were withheld from such Procedural Resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested; and

-	to abstain from voting such number of votes in respect of such Procedural Resolution as were recorded as abstentions in respect of such Procedural Resolution by holders of voting shares of Thomson Reuters PLC other than any voting shares in which an Acquiring Person is interested;
in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Thomson Reuters PLC Reuters Founders Share exercises its voting rights in relation to any such Procedural Resolution, it shall be required to exercise all, but not less than all, of such voting rights; and
•	in respect of any resolution pertaining to any matter on which the holder of the Thomson Reuters PLC Reuters Founders Share is required by applicable laws or otherwise entitled to vote separately as a class, the right to cast one vote.
The right of the holder of the Thomson Reuters PLC Reuters Founders Share to the above voting rights shall be suspended from and after the delivery to Thomson Reuters PLC of a Reuters Founders Share Control Notice (as defined in the Thomson Reuters PLC Articles) until the delivery to Thomson Reuters PLC of a Rescission Notice (as defined in the Thomson Reuters PLC Articles) in respect of the Reuters Founders Share Control Notice.
If the Thomson Reuters PLC board of directors resolves that it has reasonable cause to believe that a person is or may be an Acquiring Person and that they have made reasonable enquiries to establish whether such person is or is not an Acquiring Person but that such enquiries have not been answered or fail to establish whether such person is or is not an Acquiring Person, such person shall for all the purposes of the Thomson Reuters PLC Articles be deemed to be an Acquiring Person from the date of such resolution until any such time as the Thomson Reuters PLC board of directors resolves that it is satisfied that such person is not an Acquiring Person.
Rights in Relation to a Reuters Founders Share Control Event
If any Thomson Reuters PLC director becomes aware of any facts which might lead to the Thomson Reuters PLC board of directors and/or the holder of the Thomson Reuters PLC Reuters Founders Share taking the view that any person, other than an Approved Person or a member of the Thomson Reuters group, and his associates (if any) has or have obtained or is or are attempting to obtain, directly or indirectly, control of the exercise of 30%. or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC (disregarding the rights of the holder of the Thomson Reuters PLC Reuters Founders Share and the holder of the Thomson Reuters PLC Special Voting Share and disregarding any suspension of the voting rights of any shares pursuant to applicable laws or the Thomson Reuters PLC Articles), such director shall without delay inform the other directors of such facts and the directors shall forthwith give written notice of such facts to the holder of the Thomson Reuters PLC Reuters Founders Share.
If, in the opinion of the holder of the Thomson Reuters PLC Reuters Founders Share, there are reasonable grounds for believing that any person, other than an Approved Person or a member of the Thomson Reuters group, and his associates (if any) has or have obtained or is or are attempting to obtain, directly or indirectly, control of the exercise of 30%. or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC (disregarding the rights of the holder of the Thomson Reuters PLC Reuters Founders Share and the holder of the Thomson Reuters PLC Special Voting Share and disregarding any suspension of the voting rights of any shares pursuant to applicable laws or the Thomson Reuters PLC Articles) and the holder of the Thomson Reuters PLC Reuters Founders Share has concluded, in its sole and absolute discretion, that the exercise of the voting rights described above under “Rights in Relation to an Acquiring Person” are insufficient in the circumstances to enable the holder of the Thomson Reuters PLC Reuters Founders Share to uphold the Reuters Trust Principles, the holder of the Thomson Reuters PLC Reuters Founders Share shall be entitled to deliver a Reuters Founders Share Control Notice. If at any time after the delivery of a Reuters Founders Share Control Notice, the holder of the Thomson Reuters PLC Reuters Founders Share becomes of the opinion that no person, other than an Approved Person or a member of the Thomson Reuters group, and his associates (if any) has or have obtained or is or are attempting to obtain, directly or indirectly, control of the exercise of 30%. or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC (disregarding the rights of the holder of the Thomson Reuters PLC Reuters Founders Share and the holder of the Thomson Reuters PLC Special Voting Share and disregarding any suspension of the voting rights of any shares pursuant to applicable laws or the Thomson Reuters PLC Articles), then the holder of the Thomson Reuters PLC Reuters Founders Share shall as soon as practicable thereafter send a Rescission Notice to Thomson Reuters PLC but the delivery of the Rescission Notice shall be without prejudice to the entitlement of the holder of the Thomson Reuters PLC Reuters Founders Share subsequently to deliver to Thomson Reuters PLC another Reuters Founders Share Control Notice.
At all times after the delivery of a Reuters Founders Share Control Notice and prior to the delivery of a Rescission Notice in respect of such Reuters Founders Share Control Notice, the holder of the Thomson Reuters PLC Reuters Founders Share shall be entitled to vote, together with (except at meetings of the holder of the Thomson Reuters PLC Reuters Founders Share required by applicable laws to be held as a separate class meeting) the holders of Thomson Reuters PLC ordinary shares, on all matters submitted to a vote of the shareholders of Thomson Reuters PLC at any general meeting of Thomson Reuters PLC. On each such matter, the holder of the Thomson Reuters PLC Reuters Founders Share shall be entitled, in its sole and absolute discretion, to exercise the following voting rights:
•	in relation to a resolution of Thomson Reuters PLC to approve a Joint Electorate Action, the right:
-	if, at the time such votes are cast, there are no Approved Persons or Approved Persons are interested in such number of outstanding Thomson Reuters PLC ordinary shares and/or Thomson Reuters Corporation common shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast not more than 35% of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters PLC and Thomson Reuters Corporation (excluding the holder of the Thomson Reuters PLC Special Voting Share and the holder of the Thomson Reuters Corporation Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such resolution;

-	if, at the time such votes are cast, Approved Persons are interested in such number of outstanding Thomson Reuters PLC ordinary shares and/or Thomson Reuters Corporation common shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast more than 35% but less than the requisite majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters PLC and Thomson Reuters Corporation (excluding the holder of the Thomson Reuters PLC Special Voting Share and the holder of the Thomson Reuters Corporation Special Voting Share), to cast the greater of:
o	such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares in which Acquiring Persons are interested and (y) one vote; and

o	such number of votes as will cause the votes attached to all voting shares in which Approved Persons are interested, and which are cast in accordance with the Relevant Terms of Approval, when combined with the votes entitled to be cast by the holder of the Thomson Reuters PLC Reuters Founders Share, to constitute the requisite majority of all votes entitled to be cast on such resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share); and
-	if, at the time such votes are cast, Approved Persons are interested in, and cast in accordance with the Relevant Terms of Approval the votes attached to, such number of outstanding Thomson Reuters PLC ordinary shares and/or Thomson Reuters Corporation common shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast at least the requisite majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters PLC and Thomson Reuters Corporation (excluding the holder of the Thomson Reuters PLC Special Voting Share and the holder of the Thomson Reuters Corporation Special Voting Share), no right to cast any vote;
•	in relation to a resolution to approve a Class Rights Action:
-	if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-laws and applicable laws) of the holders of Thomson Reuters Corporation common shares at the parallel shareholder meeting, the rights:
o	if, at the time such votes are cast, there are no Approved Persons or Approved Persons are interested in such number of outstanding Thomson Reuters PLC ordinary shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on such resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such resolution;

o	if, at the time such votes are cast, Approved Persons are interested in such number of outstanding Thomson Reuters PLC ordinary shares to which are attached, in the aggregate, the right to cast more than 35% but less than the requisite majority of all votes entitled to be cast on such resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), to cast the greater of:

o	such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares in which Acquiring Persons are interested and (y) one vote; and

o	such number of votes as will cause the votes attached to all voting shares in which Approved Persons are interested, and which are cast in accordance with the Relevant Terms of Approval, when combined with the votes entitled to be cast by the holder of the Thomson Reuters PLC Reuters Founders Share, to constitute the requisite majority of all votes entitled to be cast on such resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share);

o	if, at the time such votes are cast, Approved Persons are interested in, and cast in accordance with the Relevant Terms of Approval the votes attached to, such number of outstanding Thomson Reuters PLC ordinary shares to which are attached, in the aggregate, the right to cast at least the requisite majority of all votes entitled to be cast on such resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), no right to cast any vote;
-	if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the Thomson Reuters Corporation Articles, the Thomson Reuters By-Laws and applicable laws) of the holders of Thomson Reuters Corporation common shares at the parallel shareholder meeting, no right to cast any vote;
•	in relation to a Procedural Resolution, the rights:
-	if, at the time such votes are cast, there are no Approved Persons or Approved Persons are interested in such number of outstanding Thomson Reuters PLC ordinary shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), to cast such number of votes as would be sufficient to approve or defeat such Procedural Resolution;

-	if, at the time such votes are cast, Approved Persons are interested in such number of outstanding Thomson Reuters PLC ordinary shares to which are attached, in the aggregate, the right to cast more than 35% but less than the requisite majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), to cast the greater of:
o	such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares in which Acquiring Persons are interested and (y) one vote; and

o	such number of votes as will cause the votes attached to all voting shares in which Approved Persons are interested, and which are cast in accordance with the Relevant Terms of Approval, when combined with the votes entitled to be cast by the holder of the Thomson Reuters PLC Reuters Founders Share, to constitute the requisite majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share); and
-	if, at the time such votes are cast, Approved Persons are interested in, and cast in accordance with the Relevant Terms of Approval the votes attached to, such number of outstanding Thomson Reuters PLC ordinary shares to which are attached, in the aggregate, the right to cast at least the requisite majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters PLC (excluding the holder of the Thomson Reuters PLC Special Voting Share), no right to cast any vote; and
•	at any meeting of the holder of the Thomson Reuters PLC Reuters Founders Share at which the holder of the Thomson Reuters PLC Reuters Founders Share is entitled to vote separately as a class, the right to cast one vote.
Requisition of Shareholders’ Meeting
The holder of the Thomson Reuters PLC Reuters Founders Share shall be entitled at any time to requisition the Thomson Reuters PLC board of directors to convene a general meeting of Thomson Reuters PLC shareholders. If the Thomson Reuters PLC board of directors does not convene a general meeting within seven days after receiving the requisition, the holder of the Thomson Reuters PLC Reuters Founders Share may convene a general meeting of Thomson Reuters PLC shareholders. However, if a Founders Share Control Notice has been delivered, the holder of the Thomson Reuters PLC Reuters Founders Share will have the right to call a meeting of Thomson Reuters PLC shareholders without first requesting that the Thomson Reuters PLC board of directors do so.

Notice of meetings
The holder of the Thomson Reuters PLC Reuters Founders Share shall be entitled to receive notice of, attend and speak at every general meeting of Thomson Reuters PLC, and every separate general meeting of the holders of the shares of any class in Thomson Reuters PLC’s issued share capital, but the holder of the Thomson Reuters PLC Reuters Founders Share shall not, save as described above under “Rights in Relation to an Acquiring Person” and “Rights in Relation to a Reuters Founders Share Control Event”, be entitled to vote at any general meeting of Thomson Reuters PLC, and shall in no circumstances be entitled to vote at any such separate general meeting other than a separate general meeting of the holder of the Thomson Reuters PLC Reuters Founders Share.
Consultation Rights
For so long as Reuters Founders Share Company is the holder of the Thomson Reuters PLC Reuters Founders Share, the Thomson Reuters PLC directors may from time to time, in their sole and absolute discretion, invite the Reuters Trustees to attend meetings of the Thomson Reuters PLC directors and to confer with the Thomson Reuters PLC directors. The holder of the Thomson Reuters PLC Reuters Founders Share shall be entitled to receive from or be sent by Thomson Reuters PLC periodical reports of the activities of Thomson Reuters and make such representations to the Thomson Reuters PLC directors, on matters of general interest affecting Thomson Reuters, as it may from time to time think fit and Reuters Founders Share Company, for so long as it is the holder of the Thomson Reuters PLC Reuters Founders Share, shall cause the Reuters Trustees to be generally available for consultation with the Thomson Reuters PLC directors.
Dividends
The holder of the Thomson Reuters PLC Reuters Founders Share shall not have the right to receive any dividends declared by Thomson Reuters PLC.
Liquidation, dissolution and winding-up
Subject to any provision made under Section 719 of the UK Companies Act and any special rights which may be attached to any other class of shares, the holder of the Thomson Reuters PLC Reuters Founders Share shall have rights on a return of assets on a winding-up to be repaid ratably according to the number of shares held by it the amount paid up on such share.
No transfer of Thomson Reuters PLC Reuters Founders Share
The Thomson Reuters PLC Reuters Founders Share may not be transferred without the prior approval of the Thomson Reuters PLC board of directors.
No shareholders to vote if sums unpaid on shares
No shareholder shall, unless the Thomson Reuters PLC board of directors otherwise determines, be entitled in respect of shares held by him to vote at a general meeting or meeting of the holders of any class of shares of Thomson Reuters PLC either personally or by proxy or to exercise any other right conferred by shareholdership in relation to meetings of Thomson Reuters PLC or of the holders of any class of shares of Thomson Reuters PLC if any call or other sum presently payable by him to Thomson Reuters PLC in respect of such shares remains unpaid.
Dividends and other distributions
If and so far as the Thomson Reuters PLC board of directors determine that the profits of Thomson Reuters PLC justify such payments, the Thomson Reuters PLC board of directors may declare and pay fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates half-yearly or on the dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

The Thomson Reuters PLC board of directors may deduct from any dividend or other monies payable on or in respect of a share all sums of money (if any) presently due and payable by the holder thereof to Thomson Reuters PLC on account of calls or otherwise.
Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.
The Thomson Reuters PLC board of directors may at its discretion make provision to enable such ADR Custodian (as defined in the Thomson Reuters PLC Articles) and/or shareholder of Thomson Reuters PLC as it shall from time to time determine to receive dividends duly declared in a currency or currencies other than sterling.
No dividend or other monies payable on or in respect of a share shall bear interest as against Thomson Reuters PLC.
Thomson Reuters PLC may with the prior written consent of the holder of the Thomson Reuters PLC Reuters Founders Share and upon the recommendation of the Thomson Reuters PLC board of directors by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Thomson Reuters PLC board of directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Thomson Reuters PLC board of directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Thomson Reuters PLC board of directors.
The Thomson Reuters PLC board of directors may, with the prior sanction of an ordinary resolution of Thomson Reuters PLC, offer the holders of Thomson Reuters PLC ordinary shares the right to elect to receive in respect of all or part of their holding of Thomson Reuters PLC ordinary shares , additional Thomson Reuters PLC ordinary shares credited as fully paid instead of cash in respect of all or part of such dividend or dividends and (subject to the provisions of the Thomson Reuters PLC Articles) upon such terms and conditions and in such manner as may be specified in such ordinary resolution.
Any dividend unclaimed after a period of six years from the date when it was declared to be payable shall be forfeited and revert to Thomson Reuters PLC.
Variation of rights
Whenever the share capital of Thomson Reuters PLC is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the applicable laws, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either while Thomson Reuters PLC is a going concern or during or in contemplation of a winding-up but so that the rights attached to the Thomson Reuters PLC Reuters Founders Share shall not be capable of being varied or abrogated in any respect whatsoever without the prior written consent of the holder of the Thomson Reuters PLC Reuters Founders Share. To every such separate general meeting all the provisions of the Thomson Reuters PLC Articles relating to general meetings of Thomson Reuters PLC and to the proceedings thereat shall apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) (but that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall, subject as otherwise provided by the Thomson Reuters PLC Articles, on a poll have one vote for every share of the class held by him. These provisions shall also apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

Transfer of shares
Requirements as to form of transfers of Certificated Shares
All transfers of Certificated Shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Thomson Reuters PLC board of directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee.
Requirements as to transfers of Uncertificated Shares
A shareholder may transfer all or any of his Uncertificated Shares in the manner provided for in the rules and procedures of the Operator (as defined in the Thomson Reuters PLC Articles) of the Relevant System and in accordance with and subject to the Regulations.
Transferor to remain holder until transfer actually registered
The transferor of a share shall remain the holder of the share concerned until the name of the transferee is entered in the Register in respect thereof.
Thomson Reuters PLC board of directors may suspend registration of transfers
Subject to the applicable laws, the registration of transfers may be suspended at such times and for such periods as the Thomson Reuters PLC board of directors may from time to time determine and either generally or in respect of any class of shares, provided that Thomson Reuters PLC shall not close any Register relating to a Participating Security (as defined in the Thomson Reuters PLC Articles) without the consent of the Operator of the Relevant System. The Register shall not be closed for more than 30 days in any year.
Thomson Reuters PLC board of directors may refuse to register certain renunciations and transfers of Certificated Shares
The Thomson Reuters PLC board of directors may refuse to register an allotment or a transfer of Certificated Shares (whether fully paid or not) in favor of more than four persons jointly. If the Thomson Reuters PLC Board refuses to register a renounceable letter of allotment or a transfer of a Certificated Share, they shall within two months after the date on which the letter of allotment or transfer was lodged with Thomson Reuters PLC send to the allottee or transferee notice of the refusal.
Thomson Reuters PLC board of directors may refuse to register transfers of Certificated Shares of more than one class of share, unstamped transfers or transfers unaccompanied by proof of transferor’s title
The Thomson Reuters PLC board of directors may also decline to recognize any instrument of transfer in respect of Certificated Shares (which for the purposes of the Thomson Reuters PLC Articles shall include a renunciation of a renounceable letter of allotment) unless the instrument of transfer is in respect of only one class of share, is duly stamped (if required) and is lodged at the Transfer Office (as defined in the Thomson Reuters PLC Articles) accompanied by the relevant share certificate(s) (except in the case of a renunciation or a transfer of the type described in the following sentence) and such other evidence as the Thomson Reuters PLC board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer by a recognized clearing house or a nominee of a recognized clearing house or of a recognized investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

Registration of transfers of Uncertificated Shares
Thomson Reuters PLC shall register a transfer of title to any Uncertificated Share or any renounceable right of allotment of a share which is a Participating Security held in uncertificated form, but so that the Thomson Reuters PLC board of directors may refuse to register such a transfer in favor of more than four persons jointly or in any other circumstance permitted by the Regulations.
Thomson Reuters PLC board of directors to notify refusals to register transfers of Uncertificated Shares
If the Thomson Reuters PLC board of directors refuses to register the transfer of an Uncertificated Share or of any renounceable right of allotment of a share which is a Participating Security held in uncertificated form Thomson Reuters PLC shall, within two months after the date on which the transfer instruction relating to such transfer was received by Thomson Reuters PLC, send notice of the refusal to the transferee.
Alteration of share capital
Increase in capital; consent of the holder of the Thomson Reuters PLC Reuters Founders Share required for creation of shares with voting rights not identical to those of Thomson Reuters PLC ordinary shares
Thomson Reuters PLC may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares created on any such increase of capital shall be subject to the provisions of the applicable laws and of the Thomson Reuters PLC Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise. No such new share shall, without the prior written consent of the holder of the Thomson Reuters PLC Reuters Founders Share, have attached thereto (either at the time of the creation thereof or at any subsequent time) any rights in respect of voting which are not identical in all respects with those attached to the Thomson Reuters PLC ordinary shares.
Consolidation, cancellation and subdivision of shares (other than the Thomson Reuters PLC Reuters Founders Share)
Thomson Reuters PLC may by ordinary resolution:
•	consolidate and divide all or any of its capital (other than the Thomson Reuters PLC Reuters Founders Share) into shares of larger amounts than its existing shares;

•	cancel any shares (other than the Thomson Reuters PLC Reuters Founders Share) which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled; and

•	sub-divide its shares, or any of them (other than the Thomson Reuters PLC Reuters Founders Share), into shares of smaller amounts than is fixed by the Thomson Reuters PLC Memorandum (subject nevertheless to the provisions of the applicable laws), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as Thomson Reuters PLC has power to attach to unissued or new shares.
Purchase of shares (other than the Thomson Reuters PLC Reuters Founders Share)
Subject to the provisions of the applicable laws, Thomson Reuters PLC may purchase, or enter into a contract under which it may become entitled or obliged to purchase, any of its own shares (including any redeemable shares) other than the Thomson Reuters PLC Reuters Founders Share. Every contract for the purchase by Thomson Reuters PLC of, or under which it may become entitled or obliged to purchase, its own shares shall, in addition to such authorization as may be required by the applicable laws, be sanctioned by a special resolution passed at a separate general meeting of the holders of each class of shares in issue convertible into equity share capital of Thomson Reuters PLC.

Reduction of capital — exception regarding the Thomson Reuters PLC Reuters Founders Share
Thomson Reuters PLC may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner and with and subject to any incident authorized and consent required by law but the provisions of the Thomson Reuters PLC Articles in this respect shall not apply in any way whatsoever to the Thomson Reuters PLC Reuters Founders Share.
Authority to allot securities and disapplication of pre-emption rights
The Thomson Reuters PLC board of directors has general and unconditional authority, pursuant to section 80 of the UK Companies Act, to exercise all powers of Thomson Reuters PLC to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.
The Thomson Reuters PLC board of directors has general power for each prescribed period to allot equity securities pursuant to the authority conferred by the paragraph above and to sell treasury shares wholly for cash:
•	in connection with a rights issue; and

•	otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the section 89 amount;
as if section 89(1) of the UK Companies Act does not apply to any such allotment or sale.
By the authority and power conferred by the above, the Thomson Reuters PLC board of directors may during a prescribed period make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after the prescribed period and may allot securities in pursuance of that offer or agreement.
For the purposes of the above:
“equity securities” has the meaning given in section 94(2) of the UK Companies Act;
“prescribed period” means any period for which the authority conferred is given by ordinary or special resolution stating the section 80 amount and/or the power conferred is given by special resolution stating the section 89 amount;
“rights issue” means an offer of equity securities open for acceptance for a period fixed by the Thomson Reuters PLC board of directors to holders (other than Thomson Reuters PLC) of equity securities on the Register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Thomson Reuters PLC board of directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory);
“section 80 amount” means, for any prescribed period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of Thomson Reuters PLC;
“section 89 amount” means, for any prescribed period, the amount stated in the relevant special resolution; and
“the nominal amount” of securities is, in the case of rights to subscribe for or convert any securities into shares of Thomson Reuters PLC, the nominal amount of shares which may be allotted pursuant to those rights.

Disclosure of interests in shares
The Thomson Reuters PLC Articles of Association provide as follows:
If any shareholder, or any other person appearing to be interested in shares held by such shareholder, has been duly served with a notice under section 793 of the UK Companies Act 2006 and is in default for the prescribed period in supplying to Thomson Reuters PLC the information thereby required, then the Thomson Reuters PLC board of directors may in its absolute discretion at any time thereafter by notice to such shareholder direct that:
•	in respect of the shares in relation to which the default occurred the shareholder shall not be entitled to attend or vote (either in person or by proxy) at a general meeting or at a separate general meeting of the holders of a class of shares or on a poll; and

•	where the default shares represent at least 0.25% of the class of shares concerned (excluding any shares of that class held as treasury shares), then the direction notice may additionally direct that any of the following shall be effected:
-	in respect of the default shares any dividend or other money which would otherwise be payable on such shares shall be retained by Thomson Reuters PLC without any liability to pay interest thereon when such money is finally paid to the shareholder and any shares issued in lieu of dividend be withheld by Thomson Reuters PLC;

-	no transfer of any default shares which are held in certificated form shall be registered unless the transfer is an approved transfer or
o	the shareholder is not himself in default as regards supplying the information requested; and

o	the transfer is of part only of the shareholder’s holding and when presented for registration is accompanied by a certificate from the shareholder in a form satisfactory to the Thomson Reuters PLC board of directors to the effect that after due and careful enquiry the shareholder is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; and
-	if the Thomson Reuters PLC board of directors so determines, Thomson Reuters PLC shall be entitled to require the holder of any such default shares which are held in uncertificated form, by notice in writing to the holder concerned, to change his holding of uncertificated default shares to certificated form within such period as may be specified in the notice and require such holder to continue to hold such default shares in certificated form for so long as the default subsists. The Thomson Reuters PLC board of directors may also appoint any person to take such other steps, by instruction by means of a Relevant System or otherwise, in the name of the holder of such default shares, to effect conversion of such shares to certificated form and such steps shall be as effective as if they had been taken by the registered holder of the uncertificated default shares.
Thomson Reuters PLC shall send to each other person appearing to be interested in the shares which are the subject of any direction notices a copy of the notice, but the failure or omission by Thomson Reuters PLC to do so shall not invalidate such notice.
Uncertificated Shares — general powers
Where any class of shares in the capital of Thomson Reuters PLC is a Participating Security and Thomson Reuters PLC is entitled under any provisions of the applicable laws or the rules of any Relevant System or under the Thomson Reuters PLC Articles to dispose of, forfeit, enforce a lien over or sell or procure the sale of any shares of such class which are held in uncertificated form, the Thomson Reuters PLC board of directors shall have the power (to the extent permitted by and subject to the provisions of the Regulations and the rules and procedures of the Relevant System) to take such steps as may be required, by instruction given by means of a Relevant System or otherwise, to effect such disposal, forfeiture, enforcement or sale. Any provision in the Thomson Reuters PLC Articles in relation to Uncertificated Shares which is inconsistent with any applicable statutory provision shall not apply. Thomson Reuters PLC may, by notice in writing to the holder of an Uncertificated Share, require the holder to change the form of that share to certificated form within such period as may be specified in the notice.
General meetings
An annual general meeting shall be called by 21 days’ notice in writing at the least, and all other general meetings shall be called by 14 days’ notice in writing at the least. In the Thomson Reuters PLC Articles references to written notice include the use of electronic form and electronic means and publication on a website in accordance with the UK Companies Act 2006 and the applicable laws. The period of notice shall in each case be exclusive of the day on which it is served or in the case of an electronic form, the day it is received or deemed to be served or received and of the day on which the meeting is to be held and shall be given in the manner provided in the Thomson Reuters PLC Articles to all shareholders other than such as are not under the provisions of the Thomson Reuters PLC Articles entitled to receive such notices from Thomson Reuters PLC provided that a general meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:
•	in the case of an annual general meeting by all the shareholders entitled to attend and vote thereat which for this purpose shall include the holder of the Thomson Reuters PLC Reuters Founders Share; and

•	in the case of any other general meeting by a majority in number of the shareholders having a right to attend and vote thereat, being a majority together holding not less than 95% in nominal value of the shares giving that right, and by the holder of the Thomson Reuters PLC Reuters Founders Share.

•	A Thomson Reuters PLC director is entitled to attend and speak at a general meeting and at a separate general meeting of the holders of a class of shares or debentures whether or not he is a shareholder.

•	A quorum for the transaction of business at a meeting of Thomson Reuters PLC shareholders shall be either two qualifying persons entitled to vote (unless (i) each is a qualifying person only because he is authorized to act as the representative of a corporation in relation to the meeting, and they are representatives of the same corporation; or (ii) each is a qualifying person only because he is appointed as proxy of a shareholder in relation to the meeting, and they are proxies of the same shareholder) or the holder of the Thomson Reuters PLC Reuters Founders Share provided that:

•	at any meeting the business of which includes the consideration of any resolution on which the holder of the Thomson Reuters PLC Special Voting Share is entitled to vote, a quorum shall not be present for any purpose unless the holder of the Thomson Reuters PLC Special Voting Share is present in person or by proxy or is represented by a duly authorized representative; and

•	at any meeting the business of which includes the consideration of any resolution on which the holder of the Thomson Reuters PLC Reuters Founders Share is entitled to vote, a quorum shall not be present for any purpose unless the holder of the Thomson Reuters PLC Reuters Founders Share is present in person or by proxy or is represented by a duly authorized representative.
Pursuant to the UK Companies Act 2006, all other shareholder meetings which are not annual general meetings will be considered general meetings (rather than extraordinary general meetings, which was previously the case).
For the purposes of the above, a “qualifying person” means (i) an individual who is a shareholder of Thomson Reuters PLC; (ii) a person authorized to act as the representative of a corporation in relation to the meeting; or (iii) a person appointed as proxy of a shareholder in relation to the meeting.

Thomson Reuters PLC board of directors
Constitution of the Thomson Reuters PLC board of directors
The Thomson Reuters PLC board of directors shall consist of no less than five and no more than twenty members. Within these minimum and maximum limits, the number of Thomson Reuters PLC directors shall be set forth by resolution of the Thomson Reuters PLC board of directors.
Each Thomson Reuters PLC director shall also consent to serve, and be properly elected or appointed, as a director of Thomson Reuters Corporation in order to qualify to serve as a Thomson Reuters PLC director. A director of Thomson Reuters PLC shall cease to hold office when he ceases to be a director of Thomson Reuters Corporation.
Management generally
The Thomson Reuters PLC board of directors shall manage or supervise the management of the business and affairs of Thomson Reuters PLC.
Except to the extent prohibited or restricted by applicable laws, but without prejudice to any indemnity to which a Thomson Reuters PLC director, former Thomson Reuters PLC director, officer or other person may otherwise be entitled, the Thomson Reuters PLC board of directors may grant indemnities to Thomson Reuters PLC directors, former Thomson Reuters PLC directors, officers and other persons (including directors, former directors, officers and employees of Thomson Reuters Corporation and its subsidiaries) and make loans to such persons to fund their defence of claims and proceedings initiated or threatened against them.
Thomson Reuters PLC may purchase and maintain insurance for the benefit of any individual referred to in the paragraph above to the extent permitted by applicable laws.
Management in Relation to the Equalization and Governance Agreement
Subject to applicable laws, directors of Thomson Reuters PLC are authorized and directed to carry into effect the provisions of the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees and any further or other agreements or arrangements contemplated by the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees. Subject to applicable laws, Thomson Reuters PLC directors may, in addition to their duties to Thomson Reuters PLC, have regard to, and take into account in the exercise of their powers, the interests of Thomson Reuters Corporation and of both the holders of Thomson Reuters PLC ordinary shares and the holders of Thomson Reuters Corporation common shares, and nothing done by any director in good faith pursuant to such authority and obligations shall constitute a breach of the fiduciary duties of such director to Thomson Reuters PLC or to its shareholders (including any duty to avoid conflicts of interest). In particular, and without limitation to the generality of the foregoing (i) the directors are authorized to provide Thomson Reuters Corporation and any officer, employee or agent of Thomson Reuters Corporation with any information relating to Thomson Reuters PLC; and (ii) subject to the terms of the Equalization and Governance Agreement, the directors are authorized to do all or any of the matters referred to in subparagraphs A(ii) and (iii) of clause 4 of the Thomson Reuters PLC Memorandum.
No share qualification — Thomson Reuters PLC directors may attend and speak at general meetings
A Thomson Reuters PLC director shall not be required to hold any shares of Thomson Reuters PLC by way of qualification. A Thomson Reuters PLC director who is not a shareholder of Thomson Reuters PLC shall nevertheless be entitled to attend and speak at general meetings.
Vacation of office as Thomson Reuters PLC director
The office of a Thomson Reuters PLC director shall be vacated in any of the following events, namely:
•	if he shall become prohibited by law from acting as a Thomson Reuters PLC director;

•	if he shall resign by writing under his hand left at the Office (as defined in the Thomson Reuters PLC Articles) or if he shall in writing offer to resign and the Thomson Reuters PLC board of directors shall resolve to accept such offer;

•	if he shall have a receiving order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; and/or

•	if in England and Wales or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs.
Appointment of Thomson Reuters PLC directors
Thomson Reuters PLC at the meeting at which a Thomson Reuters PLC director retires under any provision of the Thomson Reuters PLC Articles may by ordinary resolution fill the office being vacated by electing thereto the retiring Thomson Reuters PLC director or some other person eligible for appointment. In default the retiring Thomson Reuters PLC director shall be deemed to have been re-elected except in any of the following cases:
•	where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Thomson Reuters PLC director is put to the meeting and lost;

•	where such Thomson Reuters PLC director has given notice in writing to Thomson Reuters PLC that he is unwilling to be re-elected; or

•	where the default is due to the moving of a resolution in contravention of the next following paragraph, the retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Thomson Reuters PLC director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Thomson Reuters PLC director who is re-elected or deemed to have been re-elected will continue in office without a break.
Resolutions to appoint two or more Thomson Reuters PLC directors to be subject to consent of general meeting
A resolution for the appointment of two or more persons as Thomson Reuters PLC directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it, and any resolution moved in contravention of this paragraph shall be void.
Filling in casual vacancies and appointing additional Thomson Reuters PLC directors
Subject to the maximum numbers of Thomson Reuters PLC directors and of Thomson Reuters PLC directors who may hold an executive office fixed by or in accordance with the Thomson Reuters PLC Articles:
•	Thomson Reuters PLC may by ordinary resolution appoint any person to be a Thomson Reuters PLC director either to fill a casual vacancy or as an additional Thomson Reuters PLC director; and

•	without prejudice to the above paragraph the Thomson Reuters PLC board of directors may at any time appoint any person to be a Thomson Reuters PLC director either to fill a casual vacancy or as an additional Thomson Reuters PLC director.
Any person so appointed by the Thomson Reuters PLC board of directors shall hold office only until the next annual general meeting and shall then be eligible for re-election.

Meetings of the Thomson Reuters PLC Board
Quorum
Two Thomson Reuters PLC directors, or such greater number of Thomson Reuters PLC directors as the Thomson Reuters PLC board of directors may from time to time determine, shall constitute a quorum for the transaction of business at any meeting of the Thomson Reuters PLC board of directors.
Calling of meetings
Meetings of the Thomson Reuters PLC board of directors shall be held at such time as the chairman, a deputy chairman, any two Thomson Reuters PLC directors or the president may determine and the secretary shall on the requisition of the chairman, a deputy chairman, any two directors or the president call a meeting of the Thomson Reuters PLC board of directors. No meeting of the Thomson Reuters PLC board of directors need be held within the United Kingdom in any financial year.
Notice of meetings
Notice of the time and place of each meeting of the Thomson Reuters PLC board of directors shall be given to each Thomson Reuters PLC director not less than 12 hours before the time of the meeting, provided that the first meeting immediately following a meeting of shareholders at which Thomson Reuters PLC directors are elected may be held without notice if a quorum is present. Notices shall be deemed to have been duly given for this purpose if mailed, telephoned, or sent by electronic or other communications facilities. Any Thomson Reuters PLC director may waive notice of any meeting and any such waiver may be retroactive.
Chairman
The Chairman, or in the absence of the Chairman, a Deputy Chairman, or in the absence of a Deputy Chairman, a Thomson Reuters PLC director chosen by the Thomson Reuters PLC board of directors at the meeting, shall be Chairman of any meeting of the Thomson Reuters PLC board of directors.
Voting at meetings
At meetings of the Thomson Reuters PLC board of directors each Thomson Reuters PLC director shall have one vote and questions shall be decided by a majority of votes.
Remuneration and expenses
The Thomson Reuters PLC directors shall be paid such remuneration for their services as the Thomson Reuters PLC board of directors may from time to time determine. The Thomson Reuters PLC board of directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the Thomson Reuters PLC board of directors, any committee thereof or the shareholders or otherwise in the performance of their duties as Thomson Reuters PLC directors.
The Human Resources Committee and the Corporate Governance Committee operate under powers delegated to them by the Thomson Reuters PLC board of directors. The duties of the Human Resources Committee include oversight responsibilities in relation to the Chief Executive Officer and senior management. The duties of the Corporate Governance Committee include reviewing directors’ compensation to ensure that it is competitive and appropriate. Following the Transaction, the majority of members on both the Human Resources Committee and the Corporate Governance Committee will be independent.
Powers to give pensions to Thomson Reuters PLC directors
The Thomson Reuters PLC board of directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Thomson Reuters PLC director or ex-Thomson Reuters PLC director and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Directors’ interests
Thomson Reuters PLC directors may be interested in contracts with Thomson Reuters PLC and in companies party to such contracts
A Thomson Reuters PLC director may be party to or in any way interested in any contract or arrangement or transaction to which Thomson Reuters PLC is a party or in which Thomson Reuters PLC is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of auditor of Thomson Reuters PLC or any subsidiary undertaking thereof) under Thomson Reuters PLC or any other company in which Thomson Reuters PLC is in any way interested and he (or any firm of which he is a shareholder) may act in a professional capacity for Thomson Reuters PLC or any such other company and be remunerated therefor and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.
Thomson Reuters PLC directors’ interests in contracts — general prohibition on voting
Save as provided in the exceptions referred to below, a Thomson Reuters PLC director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which is, to his knowledge, a material interest, otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through Thomson Reuters PLC.
Exceptions to prohibition on voting
Subject to the provisions of the applicable laws, a Thomson Reuters PLC director shall (in the absence of some other material interest than is indicated below) be entitled to vote in respect of any resolution concerning any of the following matters, namely:
•	the giving of any guarantee, security or indemnity (including loans made in connection therewith) to him in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of Thomson Reuters PLC or any of its subsidiary undertakings;

•	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of Thomson Reuters PLC or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by Thomson Reuters PLC or any of its subsidiary undertakings for subscription or purchase in which offer he is or may be entitled to participate as a holder of securities or is to be interested as a participant in the underwriting or sub-underwriting thereof;

•	any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he does not to his knowledge hold an interest in shares (as that term is used in sections 820 to 824 of the UK Companies Act 2006) representing 1% or more of the issued shares of any class of such company (excluding any shares of that class held as treasury shares) (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of the Thomson Reuters PLC Articles to be a material interest in all circumstances);

•	any proposal concerning the adoption, modification or operation of any pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees’ share scheme which has been approved by HMRC or is conditional upon such approval or does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; and/or

•	any proposal concerning any insurance which Thomson Reuters PLC is empowered to purchase and/or maintain for or for the benefit of any Thomson Reuters PLC directors or for persons who include Thomson Reuters PLC directors.
Confidential Information
Where a Thomson Reuters PLC director obtains (other than through his position as a director of Thomson Reuters PLC) information that is confidential to a third party, he will not be obliged to disclose it to Thomson Reuters PLC or to use it in relation to Thomson Reuters PLC’s affairs in circumstances where to do so would amount to a breach of that confidence.
Borrowing powers
Subject to applicable laws, the Thomson Reuters PLC board of directors may exercise all the powers of Thomson Reuters PLC to borrow money, to indemnify, to guarantee and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of Thomson Reuters PLC and to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of Thomson Reuters PLC or of a third party.
Forfeiture of shares
If a shareholder fails to pay in full any call or installment of a call on the due date for payment thereof, the Thomson Reuters PLC board of directors may at any time thereafter serve a notice on him requiring payment of so much of the call or installment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by Thomson Reuters PLC by reason of such non-payment.
If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Thomson Reuters PLC board of directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Thomson Reuters PLC board of directors may accept a surrender of any share liable to be forfeited hereunder.
A share so forfeited or surrendered shall become the property of Thomson Reuters PLC and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Thomson Reuters PLC board of directors shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Thomson Reuters PLC board of directors think fit. The Thomson Reuters PLC board of directors may, if necessary, authorize some person to transfer a forfeited or surrendered share to any such other person as aforesaid.
Untraced shareholders
Thomson Reuters PLC shall be entitled to sell the shares of a shareholder or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:
•	during the period of twelve years prior to the date of the publication of the advertisements referred to below (or, if published on different dates, the first thereof) no communication has been received by Thomson Reuters PLC from the shareholder or the person entitled by transmission and no cheque or warrant sent by Thomson Reuters PLC through the post in a pre-paid letter addressed to the shareholder or to the person entitled by transmission to the shares at his postal address on the Register or otherwise the last known postal address given by the shareholder or the person entitled by transmission to which cheques and warrants are to be sent has been cashed or no payment made by Thomson Reuters PLC by any other means permitted by the Thomson Reuters PLC Articles has been claimed or accepted and at least three dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed;

•	Thomson Reuters PLC shall on expiry of the said period of twelve years have inserted advertisements in both a national daily newspaper and in a newspaper circulating in the area in which the last known postal address of the shareholder or the postal address at which service of notices may be effected in the manner authorized by the Thomson Reuters PLC Articles is located giving notice of its intention to sell the said shares; and

•	during the said period of twelve years and the period of three months following the publication of the said advertisements Thomson Reuters PLC shall have received no communication from such shareholder or person.
Observance of the Reuters Trust Principles
Directors of Thomson Reuters PLC shall in the performance of their duties have due regard to the Reuters Trust Principles insofar as, by the proper exercise of their powers as directors and in accordance with their other duties as directors, the Reuters Trust Principles are capable of being observed by the directors.
Cash distributions
Subject to the following paragraphs, if Thomson Reuters Corporation declares or otherwise becomes obligated or proposes to pay or pays a cash distribution to holders of Thomson Reuters Corporation common shares, then Thomson Reuters PLC shall declare or otherwise become obligated or propose to pay or pay an equivalent cash distribution to holders of Thomson Reuters PLC ordinary shares reflecting the Equalization Ratio. Thomson Reuters PLC shall not declare or otherwise become obligated or propose to pay or pay any cash distribution in respect of Thomson Reuters PLC ordinary shares, other than an Equivalent Distribution (as defined in the Thomson Reuters PLC Articles) in accordance with this paragraph.
If Thomson Reuters PLC is prohibited by applicable laws from declaring or otherwise becoming obligated or proposing to pay, or paying, or is otherwise unable to declare or otherwise become obligated or propose to pay or pay all or any portion of an Equivalent Distribution, Thomson Reuters PLC shall, insofar as it is practicable to do so, enter into such transactions with Thomson Reuters Corporation as the Thomson Reuters board agrees to be necessary or desirable so as to enable Thomson Reuters PLC to pay such Equivalent Distribution to holders of Thomson Reuters PLC ordinary shares.
The Thomson Reuters PLC board of directors shall insofar as is practicable:
•	co-ordinate with the Thomson Reuters Corporation board to agree to the amount of any Equivalent Distributions;

•	co-ordinate with the Thomson Reuters Corporation board to agree to the basis of exchange rates on which the amounts of any Equivalent Distributions shall be calculated;

•	co-ordinate with the Thomson Reuters Corporation board to ensure that the record dates for receipt of Equivalent Distributions are as close as is practicable to the record dates for cash distributions to the holders of Thomson Reuters Corporation common shares; and

•	generally co-ordinate with the Thomson Reuters Corporation board regarding the timing of all other aspects of the payment or making of any Equivalent Distributions.
Liquidation
If the Thomson Reuters PLC board of directors determines that Thomson Reuters PLC is, or is likely to become, insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator, trustee in bankruptcy, monitor or other similar person has been appointed or a mortgagee or other secured creditor has taken possession of the property of Thomson Reuters PLC), the Thomson Reuters PLC board of directors shall immediately give notice to Thomson Reuters Corporation of such fact.

Takeover bids
Section 8 of the Equalization and Governance Agreement entitled “Take-Over Bids” is entrenched in the Thomson Reuters PLC Articles.
Amendments upon Termination of the Equalization and Governance Agreement
In the event of the termination of the Equalization and Governance Agreement upon Thomson Reuters Corporation becoming a wholly-owned subsidiary of Thomson Reuters PLC or Thomson Reuters PLC becoming a wholly-owned subsidiary of Thomson Reuters PLC Corporation, then:
•	Thomson Reuters PLC shall have an irrevocable authority to redeem the Thomson Reuters PLC Special Voting Share at a sum equal to the amount for the time being paid up on the Thomson Reuters PLC Special Voting Share together with all unpaid dividends on the Thomson Reuters PLC Special Voting Share, whether or not such dividends have been earned or declared, calculated down to the redemption date at any time specified by the Thomson Reuters PLC board of directors provided always that if Thomson Reuters PLC shall at any time be unable in compliance with applicable laws to redeem the Thomson Reuters PLC Special Voting Share on the date specified by the Thomson Reuters PLC board of directors, then Thomson Reuters PLC shall redeem the Thomson Reuters PLC Special Voting Share as soon as it is able to comply with such provisions of the applicable laws;

•	the Thomson Reuters PLC Entrenched Provisions and all references in the Thomson Reuters PLC Articles thereto shall be null and void and of no further force or effect;

•	only in the case of Thomson Reuters PLC becoming a wholly-owned subsidiary of Thomson Reuters Corporation and, for so long as Reuters Founders Share Company is the holder of the Thomson Reuters PLC Reuters Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the Thomson Reuters Corporation Reuters Founders Share in relation to the Thomson Reuters group, Thomson Reuters PLC shall have an irrevocable authority to redeem the Thomson Reuters PLC Reuters Founders Share at its nominal value at any time specified by the Thomson Reuters PLC board of directors provided always that if Thomson Reuters PLC shall at any time be unable in compliance with applicable laws to redeem the Thomson Reuters PLC Reuters Founders Share on the date specified by the Thomson Reuters PLC board of directors then Thomson Reuters PLC shall redeem the Thomson Reuters PLC Reuters Founders Share as soon as it is able to comply with such provisions of the applicable laws;

•	only in the case of Thomson Reuters PLC becoming a wholly-owned subsidiary of Thomson Reuters Corporation and, for so long as Reuters Founders Share Company is the holder of the Thomson Reuters PLC Reuters Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the Thomson Reuters Corporation Reuters Founders Share in relation to the Thomson Reuters group, the Thomson Reuters PLC Reuters Founders Share Provisions and all references in the Thomson Reuters PLC Articles thereto shall be null and void and of no further force or effect; and

•	the Thomson Reuters PLC Articles shall be restated as amended with such incidental or consequential modifications as are necessary to give effect to the foregoing.
Amendment to Articles of Association effective October 1, 2008
On February 22, 2008, a special resolution of Thomson Reuters PLC was passed approving revisions to the Thomson Reuters PLC Articles to take effect on and from October 1, 2008 to cater for the new regime on directors’ conflicts of interest set out in the UK Companies Act 2006 and which is being introduced on that date. Upon the special resolution taking effect on October 1, 2008, the existing provisions of the Thomson Reuters PLC Articles governing directors’ interests summarized in this Item 10C. “Material Contracts” section will be deleted and replaced with amended provisions.

The UK Companies Act 2006 sets out directors’ general duties which largely codify the existing law but with some changes. Under the UK Companies Act 2006, from October 1, 2008 a Thomson Reuters PLC director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with Thomson Reuters PLC’s interests. The requirement is very broad and could apply, for example, if a Thomson Reuters PLC director becomes a director of another company or a trustee of another organization. The UK Companies Act 2006 allows directors of public companies to authorize conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The UK Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors’ conflicts of interest to avoid a breach of duty. Upon the special resolution taking effect on October 1, 2008, the Thomson Reuters PLC Articles will give the Thomson Reuters PLC directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.
There are safeguards which apply when the Thomson Reuters PLC directors decide whether to authorize a conflict or potential conflict. First, only Thomson Reuters PLC directors who have no interest in the matter being considered are able to take the relevant decision, and secondly, in taking the decision the Thomson Reuters PLC directors must act in a way they consider, in good faith, to be most likely to promote Thomson Reuters PLC’s success. The Thomson Reuters PLC directors will be able to impose limits or conditions when giving authorization if they think this is appropriate.
Upon the special resolution taking effect on October 1, 2008, the Thomson Reuters PLC Articles will contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a Thomson Reuters PLC director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorized by the Thomson Reuters PLC directors. It is the intention of the Thomson Reuters PLC directors to report annually on Thomson Reuters PLC’s procedures for ensuring that the powers of the Thomson Reuters PLC board of directors to authorize conflicts are operated effectively.
Due to the phased nature of implementation of the UK Companies Act 2006, it may be that further changes to the Thomson Reuters PLC Articles will be proposed at a future annual general meeting.
Thomson Reuters Corporation Articles
The following is a summary of the principal amendments to the articles of incorporation of Thomson which were necessary to implement the Transaction.
Capitalization
Thomson’s previous authorized share capital consisted of an unlimited number of common shares and an unlimited number of preference shares, issuable in series of which 6,000,000 shares consist of Series II Preference Shares. In connection with the Transaction, Thomson Reuters Corporation authorized the issuance of three new classes of shares consisting of the Special Voting Share, the Reuters Founders Share and the Equalization Share. There are no changes to the terms of Thomson’s preference shares. The terms of the common shares were amended so that the holders of common shares are entitled to receive notice of and to attend all meetings of Thomson Reuters Corporation shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting) and to vote, together with the Thomson Reuters Corporation Special Voting Share Trustee, except at meetings of holders of common shares required by applicable laws to be held as a separate class.
Special Voting Share
The Thomson Reuters Corporation Special Voting Share was authorized and issued to the Thomson Reuters Corporation Special Voting Share Trustee. The holder of the Thomson Reuters Corporation Special Voting Share is entitled to receive notice of and to attend or be represented by proxy at all meetings of Thomson Reuters Corporation shareholders (except for meetings of holders of a particular class or series of shares other than the Special Voting Share required by applicable laws to be held as a separate class or series meeting) and to vote, together with the holders of the common shares, except at meetings of the holder of the Special Voting Share required by applicable laws to be held as a separate class. The holder of the Thomson Reuters Corporation Special Voting Share is not be entitled to receive any dividends declared by the Thomson Reuters Corporation board of directors or to participate in any distribution of assets upon liquidation, dissolution or winding-up. The Thomson Reuters Corporation Special Voting Share may not be transferred without the prior approval of the Thomson Reuters Corporation board of directors.
The Thomson Reuters Corporation Special Voting Share Trustee shall have the following voting rights:
•	in relation to a resolution to approve a Joint Electorate Action, the rights:
-	to cast such number of votes in favor of such resolution as were cast in favor of the Equivalent Resolution by holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders;

-	to cast such number of votes against such resolution as were cast against the Equivalent Resolution by holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders;

-	to withhold such number of votes from such resolution as were withheld from the Equivalent Resolution by holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders; and

-	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of the Equivalent Resolution by holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders;
in each case multiplied by the Equalization Ratio in effect at such time and rounded up to the nearest whole number, and provided that, if the Thomson Reuters Corporation Special Voting Share Trustee exercises its voting rights in relation to any such resolution, it will be required to exercise all, but not less than all, of such voting rights;

•	in relation to a resolution to approve a Class Rights Action:
-	if the Equivalent Resolution was approved by the requisite number of holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, no right to cast any vote; and

-	if the Equivalent Resolution was not approved by the requisite number of holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, the right to cast such number of votes against such resolution as would be sufficient to defeat it;
•	in relation to a Procedural Resolution, no right to cast any vote; and

•	in relation to any resolution pertaining to any matter on which the Thomson Reuters Corporation Special Voting Share Trustee is required by applicable laws to vote separately as a class, the right to cast one vote.
For the purposes of determining the number of votes entitled to be cast by the Thomson Reuters Corporation Special Voting Share Trustee on Joint Electorate Actions, in the event that the holder of the Reuters Founders Share in Thomson Reuters PLC has exercised its voting rights in relation to an Acquiring Person, each vote cast in favor of or against the Equivalent Resolution, withheld therefrom or recorded as an abstention in respect thereof at the parallel shareholders’ meeting by a Thomson Reuters PLC Acquiring Person will be divided by one hundred.
When the holder of the Thomson Reuters PLC Reuters Founders Share is entitled to exercise voting rights upon delivery of a Reuters Founders Share Control Notice, the Thomson Reuters Corporation Special Voting Share Trustee will be entitled, in relation to Joint Electorate Actions to cast such number of votes in favor of and against such resolution, to withhold such number of votes therefrom and to abstain from voting such number of votes in respect thereof as were cast in favor and against the equivalent resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the Reuters Founders Share in Thomson Reuters PLC at the parallel shareholders’ meeting.
Reuters Founders Share
The Reuters Founders Share was created and issued to Reuters Founders Share Company. Reuters Founders Share Company is entitled to receive notice of and to attend or be represented by proxy at all meetings of Thomson Reuters Corporation shareholders. Reuters Founders Share Company is entitled to vote: (i) separately as a class in respect of any resolution pertaining to any matter for which the prior written consent of Reuters Founders Share Company is required; and (ii) together with the holders of the Thomson Reuters Corporation common shares on all matters submitted to a vote of the shareholders where there is an Acquiring Person or following delivery of a Reuters Founders Share Control Notice, except at any meeting of the holders of a particular class or series of shares other than the Reuters Founders Share required by applicable laws to be held as a separate class and in certain other situations described below. Reuters Founders Share Company is not entitled to receive any dividends declared by the Thomson Reuters Corporation board of directors or to participate in any distribution of assets upon liquidation, dissolution or winding-up. Reuters Founders Share Company may not transfer the Reuters Founders Share without the prior approval of the Thomson Reuters Corporation board of directors.
Consent Rights
The rights attaching to the Reuters Founders Share may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company. In addition, Thomson Reuters Corporation may not take certain corporate actions, without the prior written consent of Reuters Founders Share Company, including liquidation, dissolution or winding-up, paying dividends in kind, effecting a reorganization (other than internal reorganizations involving entities within Thomson Reuters), amalgamating with unaffiliated entities and amending, removing or altering certain provisions in the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-Laws relating to Reuters Founders Share Company and the Reuters Founders Share.
Rights in Relation to an Acquiring Person
In the event that any person, other than an Approved Person or Thomson Reuters, has become or becomes an Acquiring Person (as defined in the Thomson Reuters Corporation Articles), the Thomson Reuters Corporation board of directors will as soon as practicable thereafter cause Thomson Reuters Corporation to give notice in writing of such fact to such person and to Reuters Founders Share Company. From and after the time any person has become or becomes an Acquiring Person until such time as such person ceases to be an Acquiring Person, Reuters Founders Share Company is going to be entitled to vote, together with (except at meetings of Reuters Founders Share Company required by applicable laws to be held as a separate class meeting) the holders of Thomson Reuters Corporation common shares on all matters submitted to a vote of Thomson Reuters Corporation shareholders. On each such matter, Reuters Founders Share Company will have the following voting rights:
•	in relation to a resolution to approve a Joint Electorate Action, the rights:
-	to cast such number of votes in favor of and against such resolution, to withhold such number of votes from such resolution and to abstain from voting such number of votes in respect of such resolution as were cast in favor of and against such resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the Thomson Reuters Corporation Special Voting Share Trustee;

-	to cast such number of votes in favor of such resolution as were cast in favor of such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

-	to cast such number of votes against such resolution as were cast against such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

-	to withhold such number of votes from such resolution as were withheld from such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person; and

-	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;
in each case multiplied by one hundred, and provided that, for greater certainty, if Reuters Founders Share Company exercises its voting rights in relation to any such resolution, it will be required to exercise all, but not less than all, of such voting rights;

•	in relation to a resolution to approve a Class Rights Action,
-	if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the Thomson Reuters PLC Articles and applicable laws) of the holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, the rights:
o	to cast such number of votes in favor of such resolution as were cast in favor of such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

o	to cast such number of votes against such resolution as were cast against such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

o	to withhold such number of votes from such resolution as were withheld from such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person; and

o	to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;
in each case multiplied by one hundred, and provided that, for greater certainty, if Reuters Founders Share Company exercises its voting rights in relation to any such resolution, it will be required to exercise all, but not less than all, of such voting rights;

-	if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the Thomson Reuters PLC Articles and applicable laws) of the holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, no right to cast any vote;

•	in relation to a Procedural Resolution, the rights:
-	to cast such number of votes in favor of such Procedural Resolution as were cast in favor of such Procedural Resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

-	to cast such number of votes against such Procedural Resolution as were cast against such Procedural Resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

-	to withhold such number of votes from such Procedural Resolution as were withheld from such Procedural Resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person; and

-	to abstain from voting such number of votes in respect of such Procedural Resolution as were recorded as abstentions in respect of such Procedural Resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;
in each case multiplied by one hundred, and provided that, for greater certainty, if Reuters Founders Share Company exercises its voting rights in relation to any such Procedural Resolution, it will be required to exercise all, but not less than all, of such voting rights; and

•	in respect of any resolution pertaining to any matter on which Reuters Founders Share Company is required by applicable laws or otherwise entitled to vote separately as a class, the right to cast one vote.
The right of Reuters Founders Share Company to the above voting rights will be suspended from and after the delivery to Thomson Reuters Corporation of a Reuters Founders Share Control Notice (as defined in the Thomson Reuters Corporation Articles) until the delivery to Thomson Reuters Corporation of a Rescission Notice (as defined in the Thomson Reuters Corporation Articles) in respect of the Reuters Founders Share Control Notice.
If the Thomson Reuters Corporation board of directors has reasonable grounds to believe that a person is an Acquiring Person and has made reasonable inquiries to establish whether such person is or is not an Acquiring Person but such inquiries have not been answered or fail to establish whether such person is or is not an Acquiring Person, then such person will be deemed to be an Acquiring Person until such time as the Thomson Reuters Corporation board of directors is satisfied that such person is not an Acquiring Person.
Rights upon Delivery of a Reuters Founders Share Control Notice
If any director becomes aware of any facts which might lead the Thomson Reuters Corporation board of directors and/or Reuters Founders Share Company to take the view that any party other than an Approved Person or Thomson Reuters has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation, such director will without delay inform the other directors of such facts and the Thomson Reuters Corporation board of directors will forthwith give written notice of such facts to Reuters Founders Share Company. If, in the opinion of Reuters Founders Share Company, there are reasonable grounds for believing that any party other than an Approved Person or Thomson Reuters has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation and Reuters Founders Share Company has concluded, in its sole and absolute discretion, that the exercise of the voting rights attached to the Reuters Founders Share described above under “Rights in Relation to an Acquiring Person” is insufficient in the circumstances to enable Reuters Founders Share Company to uphold the Reuters Trust Principles, Reuters Founders Share Company will be entitled, in its sole and absolute discretion, to deliver to Thomson Reuters Corporation a Reuters Founders Share Control Notice. If at any time after the delivery to Thomson Reuters Corporation of a Reuters Founders Share Control Notice, Reuters Founders Share Company becomes of the opinion that no party other than an Approved Person or Thomson Reuters has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation, then Reuters Founders Share Company will as soon as practicable thereafter send a Rescission Notice to Thomson Reuters Corporation, but the delivery of any Rescission Notice will be without prejudice to the entitlement of Reuters Founders Share Company subsequently to deliver to Thomson Reuters Corporation another Reuters Founders Share Control Notice.
At all times after the delivery of a Reuters Founders Share Control Notice and prior to the delivery of a Rescission Notice in respect of such Reuters Founders Share Control Notice, the Reuters Founders Share Company will be entitled to vote, together with (except at meetings of Reuters Founders Share Company required by applicable laws to be held as a separate class meeting) the holders of Thomson Reuters Corporation common shares, on all matters submitted to a vote of Thomson Reuters Corporation shareholders. On each such matter, Reuters Founders Share Company will have the following voting rights:
•	in relation to a resolution to approve a Joint Electorate Action, the rights:
-	if, at the time such votes are cast, there are no Approved Persons or Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast not more than 35% of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters Corporation and Thomson Reuters PLC (excluding the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee), to cast such number of votes as would be sufficient to approve or defeat such resolution;

-	if, at the time such votes are cast, Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast more than 35% but less than the requisite majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters Corporation and Thomson Reuters PLC (excluding the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee), to cast the greater of:
o	such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares beneficially owned by all Acquiring Persons and (y) one vote; and

o	such number of votes as will cause the votes attached to all voting shares beneficially owned, and cast in accordance with the Relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by Reuters Founders Share Company, to constitute the requisite majority of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders (excluding the Thomson Reuters Corporation Special Voting Share Trustee); and
-	if, at the time such votes are cast, Approved Persons beneficially own, and cast in accordance with the Relevant Terms of Approval, the votes attached to, such number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast at least the requisite majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters Corporation and Thomson Reuters PLC (excluding the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee), no right to cast any vote;
•	in relation to a resolution to approve a Class Rights Action:
-	if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the Thomson Reuters PLC Articles and applicable laws) of the holders of Thomson Reuters PLC ordinary shares at the parallel meeting of

Thomson Reuters PLC shareholders, the rights:
o	if, at the time such votes are cast, there are no Approved Persons or Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders (excluding the Thomson Reuters Corporation Special Voting Share Trustee), to cast such number of votes as would be sufficient to approve or defeat such resolution;

o	if, at the time such votes are cast, Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast more than 35% but less than the requisite majority of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders (excluding the Thomson Reuters Corporation Special Voting Share Trustee), to cast the greater of:
▪	such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares beneficially owned by all Acquiring Persons and (y) one vote; and

▪	such number of votes as will cause the votes attached to all voting shares beneficially owned, and cast in accordance with the Relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by Reuters Founders Share Company, to constitute the requisite majority of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders (including the Thomson Reuters Corporation Special Voting Share Trustee); and
o	if, at the time such votes are cast, Approved Persons beneficially own, and cast in accordance with the Relevant Terms of Approval, the votes attached to, such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast at least the requisite majority of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders (excluding the Thomson Reuters Corporation Special Voting Share Trustee), no right to cast any vote;
-	if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the Thomson Reuters PLC Articles and applicable laws) of the holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, no right to cast any vote;
•	in relation to a Procedural Resolution, the rights:
-	if, at the time such votes are cast, there are no Approved Persons or Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters Corporation (excluding the Thomson Reuters Corporation Special Voting Share Trustee), to cast such number of votes as would be sufficient to approve or defeat such Procedural Resolution;

-	if, at the time such votes are cast, Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast more than 35% but less than the requisite majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters Corporation

(excluding the Thomson Reuters Corporation Special Voting Share Trustee), to cast the greater of:
o	such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares beneficially owned by all Acquiring Persons and (y) one vote; and

o	such number of votes as will cause the votes attached to all voting shares beneficially owned, and cast in accordance with the Relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by Reuters Founders Share Company, to constitute the requisite majority of all votes entitled to be cast on that Procedural Resolution by all Thomson Reuters Corporation shareholders (excluding the Thomson Reuters Corporation Special Voting Share Trustee); and
-	if, at the time such votes are cast, Approved Persons beneficially own, and cast in accordance with the Relevant Terms of Approval, the votes attached to, such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast at least the requisite majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters Corporation (excluding the Thomson Reuters Corporation Special Voting Share Trustee), no right to cast any vote; and
•	at any meeting of the holder of the Reuters Founders Share at which Reuters Founders Share Company is entitled to vote separately as a class, the right to cast one vote.
Special Quorum Requirement
At any meeting of Thomson Reuters Corporation shareholders at which Reuters Founders Share Company is entitled to exercise voting rights, a quorum is not present for any purpose unless Reuters Founders Share Company is present (through a duly authorized representative) or represented by proxy.
Requisition for Shareholders’ Meeting
Reuters Founders Share Company has the right at any time to requisition the Thomson Reuters Corporation board of directors to call a meeting of Thomson Reuters Corporation shareholders. If the Thomson Reuters Corporation board of directors does not call a meeting within seven days after receiving the requisition, Reuters Founders Share Company may call a meeting of Thomson Reuters Corporation shareholders. However, if a Founders Share Control Notice has been served, Reuters Founders Share Company will have the right to call a meeting of Thomson Reuters Corporation shareholders without first requesting that the Thomson Reuters Corporation board of directors do so.
Consultation Rights
Reuters Founders Share Company is entitled to make representations to the Thomson Reuters Corporation board of directors from time to time and will cause the Reuters Trustees to be generally available for consultation with the Thomson Reuters Corporation board of directors.
Equalization Share
One Equalization Share was created and authorized for issuance. The holder of the Equalization Share is not entitled to receive notice of or to attend or vote at any meetings of Thomson Reuters Corporation shareholders. The holder of the Equalization Share is entitled to receive dividends if, as and when declared by the Thomson Reuters Corporation board of directors. If Thomson Reuters Corporation is required to make an equalization payment or a payment upon the insolvency of Thomson Reuters PLC pursuant to the terms of the Equalization and Governance Agreement, the holder of the Equalization Share will be entitled to receive, and Thomson Reuters Corporation will pay thereon, a dividend in the amount of such payment, unless the board of directors of Thomson Reuters Corporation determines to make such payment by another means. Except as provided in the preceding sentence, the holder of the Equalization Share is not entitled to participate in any distribution of assets upon liquidation, dissolution or winding-up. The Equalization Share may not be transferred without the prior approval of the Thomson Reuters Corporation board of directors.

Constitution of the Thomson Reuters Corporation Board
The Thomson Reuters Corporation board of directors consists of no less than 5 and no more than 20 members. Each director also consents to serve, and are properly elected or appointed, as a director of Thomson Reuters PLC in order to qualify to serve as a director. A director ceases to hold office when he or she ceases to be a director of Thomson Reuters PLC.
Management Generally
Directors of Thomson Reuters Corporation (and Thomson Reuters PLC) manage or supervise the management of the business and affairs of Thomson Reuters. Thomson Reuters Corporation indemnifies a director or officer, or a former director or officer, of Thomson Reuters Corporation (including, in the case of a director or former director, for acting, at Thomson Reuters Corporation’s request, as a director of Thomson Reuters PLC) or another individual who acts or acted at Thomson Reuters Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and the heirs and legal representatives of such an individual to the extent permitted by the OBCA. Thomson Reuters Corporation (and Thomson Reuters PLC) may purchase and maintain insurance for such individuals to the extent permitted by the OBCA.
Management in Relation to the Equalization and Governance Agreement
Subject to applicable laws, directors of Thomson Reuters Corporation carry into effect the provisions of the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees and any further or other agreements or arrangements contemplated by the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross- Guarantees. Subject to applicable laws, directors may, in addition to their duties to Thomson Reuters Corporation, have regard to, and take into account in the exercise of their powers, the best interests of Thomson Reuters PLC and of both the holders of Thomson Reuters Corporation common shares and the holders of Thomson Reuters PLC ordinary shares.
Observance of Reuters Trust Principles
Directors of Thomson Reuters Corporation, in the performance of their duties, have due regard to the Reuters Trust Principles insofar as, by the proper exercise of their powers as directors and in accordance with their other duties as directors, the Reuters Trust Principles are capable of being observed by the directors.
Thomson Reuters News Services
The Press Associations are entitled to receive Thomson Reuters news services upon payment of such consideration as may be agreed from time to time.
Cash Distributions
If Thomson Reuters PLC is prohibited by applicable laws from making an Equivalent Distribution, Thomson Reuters Corporation will, so far as it is practicable to do so, enter into such transactions with Thomson Reuters PLC as the Thomson Reuters board agrees to be necessary or desirable so as to enable Thomson Reuters PLC to pay such Equivalent Distribution to holders of Thomson Reuters PLC ordinary shares.
The Thomson Reuters Corporation board of directors, insofar as is practical:
•	coordinates with the Thomson Reuters PLC board of directors to agree to the amount of any Equivalent Distributions;

•	coordinates with the Thomson Reuters PLC board of directors to agree to the basis of exchange rates on which the amounts of any Equivalent Distributions will be calculated;

•	coordinates with the Thomson Reuters PLC board of directors to ensure that the record dates for receipt of Equivalent Distributions are as close in time as is practicable to record dates for cash distributions to the holders of Thomson Reuters Corporation common shares; and

•	generally coordinates with the Thomson Reuters PLC board of directors regarding the timing of all other aspects of the payment or making of any Equivalent Distributions.
Insolvency
Section 10 of the Equalization and Governance Agreement entitled “Insolvency” is entrenched in the Thomson Reuters Corporation Articles. See “Summaries of Transaction Documents — Equalization and Governance Agreement”.
Take-Over Bids
Section 8 of the Equalization and Governance Agreement entitled “Take-Over Bids” is entrenched in the Thomson Reuters Corporation Articles. See “Summaries of Transaction Documents — Equalization and Governance Agreement”.
Amendments upon Termination of Equalization and Governance Agreement
If the Equalization and Governance Agreement is terminated upon Thomson Reuters PLC becoming a wholly-owned subsidiary of Thomson Reuters Corporation or Thomson Reuters Corporation becoming a wholly-owned subsidiary of Thomson Reuters PLC:
•	the Equalization Share will be deemed to have been purchased for cancellation by Thomson Reuters Corporation upon its payment to the holder thereof of the sum of $1.00;

•	the Special Voting Share will be deemed to have been purchased for cancellation by Thomson Reuters Corporation upon its payment to Thomson Reuters Corporation Special Voting Share Trust of the sum of $1.00;

•	the Thomson Reuters Corporation Entrenched Articles and all references in the Thomson Reuters Corporation Articles thereto will be null and void and of no further force or effect;

•	only in the case of Thomson Reuters Corporation becoming a wholly-owned subsidiary of Thomson Reuters PLC and so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the Reuters Founders Share in the capital of Thomson Reuters PLC in relation to Thomson Reuters, the Reuters Founders Share will be deemed to have been purchased for cancellation by Thomson Reuters Corporation upon its payment to Reuters Founders Share Company of the sum of $1.00;

•	only in the case of Thomson Reuters Corporation becoming a wholly-owned subsidiary of Thomson Reuters PLC and, for so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the Reuters Founders Share in the capital of Thomson Reuters PLC in relation to Thomson Reuters, certain provisions in the Thomson Reuters Corporation Articles relating to Reuters Founders Share Company and the references in the Thomson Reuters Corporation Articles thereto will be null and void and of no further force or effect; and

•	the Thomson Reuters Corporation Articles will be restated as amended with such incidental or consequential modifications as are necessary to give effect to the foregoing.

Thomson Reuters Corporation By-Laws
The following is a summary of the principal amendments which were necessary to implement the Transaction.
Meetings of Shareholders
Notice with Respect to Joint Electorate Action or Class Rights Action
If Thomson Reuters Corporation proposes to undertake a Joint Electorate Action or a Class Rights Action, it will immediately give notice to the Thomson Reuters PLC Special Voting Share Trustee and Thomson Reuters PLC of the nature of the Joint Electorate Action or the Class Rights Action that is proposed.
Manner of Voting
Any resolution to be considered at a meeting of Thomson Reuters Corporation shareholders in relation to which the Thomson Reuters Corporation Special Voting Share Trustee or Reuters Founders Share Company is entitled to vote is decided by ballot. Voting at any meeting of shareholders is otherwise by a show of hands except where a ballot is required by the chair of the meeting, a Thomson Reuters Corporation shareholder or proxyholder entitled to vote at the meeting or Reuters Founders Share Company, or pursuant to the OBCA.
Voting by Proxy
A proxy deposited by the Thomson Reuters Corporation Special Voting Share Trustee or Reuters Founders Share Company is valid if it is received by or delivered to the chair of the meeting before the close of the ballot to which it relates.
Objections to Validity of Votes
No objection can be raised as to the validity of any vote at any meeting of shareholders except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting is valid for all purposes. Any such objection is referred to the chair of the meeting whose decision is final and conclusive except that no such decision is capable of prejudicing the effect of any valid exercise of any of the voting rights attaching to the Reuters Founders Share.
Quorum
A quorum for the transaction of business at a meeting of Thomson Reuters Corporation shareholders is either two persons present and entitled to vote at the meeting or Reuters Founders Share Company provided that:
•	at any meeting the business of which includes the consideration of any resolution on which the Thomson Reuters Corporation Special Voting Share Trustee is entitled to vote, a quorum is not present for any purpose unless the Thomson Reuters Corporation Special Voting Share Trustee is present (through a duly authorized representative) or represented by proxy; and

•	at any meeting the business of which includes the consideration of any resolution on which Reuters Founders Share Company is entitled to vote, a quorum is not present for any purpose unless Reuters Founders Share Company is present (through a duly authorized representative) or represented by proxy.
Adjournment of Meetings
The chair of any meeting of Thomson Reuters Corporation shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, and will, if so directed by Reuters Founders Share Company, adjourn the meeting, provided that in the case of any meeting the business of which includes the consideration of any resolution on which Reuters Founders Share Company is entitled to vote, any such adjournment will be subject to the consent of Reuters Founders Share Company. Notice will be given to Thomson Reuters PLC as soon as possible of any adjournment and of the business to be transacted at an adjourned meeting.

Actions for Shareholder Approval
All actions put to Thomson Reuters Corporation shareholders, except for Class Rights Actions or Procedural Resolutions, are Joint Electorate Actions.
No resolution of Thomson Reuters Corporation with respect to a Joint Electorate Action or a Class Rights Action is approved unless a parallel shareholders’ meeting is held for Thomson Reuters PLC at which an Equivalent Resolution in respect of such Joint Electorate Action or Class Rights Action is approved.
Joint Electorate Actions
Section 5.1 of the Equalization and Governance Agreement entitled “Joint Electorate Actions” is entrenched in the Thomson Reuters Corporation By-Laws. See “Summaries of Transaction Documents — Equalization and Governance Agreement”.
Deemed Class Rights Actions
If a particular matter constitutes both a Joint Electorate Action and a Class Rights Action, it is treated as a Class Rights Action.
Class Rights Actions
Section 6.1 of the Equalization and Governance Agreement entitled “Class Rights Actions” is entrenched in the Thomson Reuters Corporation By-Laws. See “Summaries of Transaction Documents — Equalization and Governance Agreement”.
Procedure for Approval of Joint Electorate Actions and Class Rights Actions
A Joint Electorate Action or a Class Rights Action requires approval by ordinary resolutions of both Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders unless otherwise required to be approved by a special resolution.
Procedural Resolutions
Procedural Resolutions do not constitute a Joint Electorate Action or a Class Rights Action.
Coordination with Thomson Reuters PLC
If Thomson Reuters PLC proposes to take a Joint Electorate Action or a Class Rights Action:
•	the Thomson Reuters Corporation board of directors must (unless such action is proposed for an annual meeting of Thomson Reuters Corporation shareholders) convene a special meeting of shareholders as close in time as practicable to the Thomson Reuters PLC shareholders’ meeting at which such Joint Electorate Action or Class Rights Action is to be proposed;

•	the Thomson Reuters Corporation board of directors must propose for consideration at such meeting an Equivalent Resolution in respect of such Joint Electorate Action or Class Rights Action;

•	the Thomson Reuters Corporation board of directors must submit such Equivalent Resolution to shareholders as an ordinary resolution unless otherwise required to be approved as a special resolution; and

•	Thomson Reuters Corporation will co-operate fully with Thomson Reuters PLC in preparing resolutions, information circulars or statements, explanatory memoranda or any other information or material required in connection with the proposed Joint Electorate Action or Class Rights Action.
Discretionary Matters
The Thomson Reuters Corporation board of directors may decide to seek the approval of shareholders of either or both of Thomson Reuters Corporation and Thomson Reuters PLC for any matter that would otherwise not require such approval or specify a higher vote threshold for any resolution than would otherwise be required.
Omission to Give Notice
Accidental omission to give any notice to any Thomson Reuters Corporation shareholder, director, auditor or member of a committee of the Thomson Reuters Corporation board of directors, non-receipt of any notice or any error in a notice not affecting the substance of it does not invalidate any action taken at any meeting held pursuant to such notice, unless the person entitled to receive such notice is Reuters Founders Share Company.
Amended Deed of Mutual Covenant
On April 17, 2008, Thomson Reuters Corporation, Thomson Reuters PLC, Reuters, Reuters Founders Share Company and the Press Associations entered into the Amended Deed of Mutual Covenant. The Amended Deed of Mutual Covenant restates and terminates the Deed of Mutual Covenant so as to apply the Reuters Trust Principles to Thomson Reuters.
Reuters Trust Principles
Each of Thomson Reuters Corporation, Thomson Reuters PLC and Reuters Founders Share Company covenanted with the Press Associations to use its best endeavors to ensure that the Reuters Trust Principles are complied with. Those principles are:
•	that Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

•	that the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•	that Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

•	that Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.
Each of the Press Associations will covenant with the other Press Associations, Reuters Founders Share Company, Thomson Reuters Corporation and Thomson Reuters PLC to endeavor to ensure that the Reuters Trust Principles are complied with.
It is acknowledged for the benefit of each of the parties to the Amended Deed of Mutual Covenant and any Approved Person that the implementation of the Transaction in accordance with its terms and the acquisition and maintenance by any Approved Person of shareholdings in Thomson Reuters PLC and/or Thomson Reuters Corporation comply with the Reuters Trust Principles, including such principles as defined in the Deed of Mutual Covenant.

Appointment of Trustees to Reuters Founders Share Company
The Amended Deed of Mutual Covenant governs the nomination and appointment of the Reuters Trustees. Under the Amended Deed of Mutual Covenant, a nominating committee is formed to select the Reuters Trustees. Each of the Press Associations appoints one person to the nominating committee.
Under the Amended Deed of Mutual Covenant, each Reuters Trustee must execute a form of undertaking that the Reuters Trustee will exercise his/her voting rights and other powers to secure that the Reuters Trust Principles are generally observed by Thomson Reuters, that other persons that are duly nominated as Reuters Trustees are admitted as members of Reuters Founders Share Company and that the provisions of the articles of association of Reuters Founders Share Company relating to the nomination and admission of Reuters Trustees are not amended without the prior written consent of all of the parties to the Amended Deed of Mutual Covenant.
Each of the Press Associations ceases to have the ability to appoint a member of the nominating committee in the event of a change of control of that entity, a fundamental change in the business of that entity, or the bankruptcy or insolvency of that entity.
Additional Covenants
The Thomson Reuters board has due regard for the Reuters Trust Principles and for the rights and duties of the Reuters Trustees insofar as by the proper exercise of its powers and in accordance with the other duties of directors those principles are capable of being observed by the Thomson Reuters board.
To ensure that the Reuters Trust Principles are safeguarded, Thomson Reuters Corporation and Thomson Reuters PLC provides Reuters Founders Share Company with copies of their share registers that are maintained in accordance with applicable laws and notices of other changes in the ownership of beneficial interests in their respective share capital.
Thomson Reuters Corporation and Thomson Reuters PLC have an office of editor-in-chief of the news services of Thomson Reuters and provide Reuters Founders Share Company with the opportunity to consult with the Thomson Reuters board prior to appointing an individual to, or removing an individual from, such office.
Thomson Reuters Corporation and Thomson Reuters PLC keep Reuters Founders Share Company informed of material matters relating to the business and affairs of Thomson Reuters that may reasonably be expected to affect the interests of Reuters Founders Share Company in relation to the Reuters Trust Principles.
Reuters Founders Share Company keeps Thomson Reuters Corporation and Thomson Reuters PLC informed regarding its views on matters relating to the conduct of the business and affairs of Thomson Reuters in relation to the Reuters Trust Principles.
Reuters Founders Share Company attends, either in person or by proxy, meetings of both Thomson Reuters Corporation and Thomson Reuters PLC at which a Reuters Founders Share carries a right to vote.
Other Matters
Thomson Reuters Corporation and Thomson Reuters PLC provide Reuters Founders Share Company with the funds necessary for Reuters Founders Share Company, the Reuters Trustees and members of the nomination committee of Reuters Founders Share Company who are not Reuters Trustees to perform their required functions as well as amounts payable to the Reuters Trustees and the members of the nomination committee of Reuters Founders Share Company pursuant to the articles of association of Reuters Founders Share Company. In addition, Thomson Reuters Corporation and Thomson Reuters PLC maintain insurance coverage for all Reuters Trustees under the directors’ and officers’ insurance policy of Thomson Reuters, on substantially similar terms to those applicable to directors of Thomson Reuters.

Variation and Termination
The Amended Deed of Mutual Covenant may not be varied or terminated without the written consent of each of the Press Associations and Reuters Founders Share Company.
Governing Law
The Amended Deed of Mutual Covenant is governed by English law.
Equalization and Governance Agreement
On April 17, 2008, Thomson Reuters Corporation and Thomson Reuters PLC entered into the Equalization and Governance Agreement as summarized below.
DLC Structure Operation Principles
Thomson Reuters Corporation and Thomson Reuters PLC agree that the following principles are essential to the implementation, management and operation of the DLC structure:
•	Thomson Reuters Corporation, Thomson Reuters PLC and their respective subsidiaries operate as a unified group;

•	the boards of directors of Thomson Reuters Corporation and Thomson Reuters PLC are comprised of the same individuals, as are the companies’ executive management; and

•	the directors of Thomson Reuters Corporation and Thomson Reuters PLC, in addition to their duties to the company concerned, have regard to, and take into account in the exercise of their powers, the best interests of the other company, and of both the holders of Thomson Reuters Corporation common shares and the holders of Thomson Reuters PLC ordinary shares.
Each of Thomson Reuters Corporation and Thomson Reuters PLC do (and to the extent it is legally permitted to do so, causes each of its subsidiaries to do) all acts and things necessary and within their respective powers to observe and implement such principles.
Equalization Principle
In order to effect the relative rights of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, an Equalization Ratio is established to govern the economic and voting rights of one Thomson Reuters PLC ordinary share relative to one Thomson Reuters Corporation common share. The Equalization Ratio was set at 1:1, such that a holder of one Thomson Reuters PLC ordinary share, as far as practicable and in accordance with the terms of the Equalization and Governance Agreement:
•	is entitled to receive from Thomson Reuters PLC distributions of capital or income equivalent to those of a holder of one Thomson Reuters Corporation common share; and

•	enjoys equivalent rights as to voting in relation to Joint Electorate Actions as those of a holder of one Thomson Reuters Corporation common share, and otherwise the economic rights and voting rights in relation to Joint Electorate Actions of a holder of one Thomson Reuters PLC ordinary share relative to those of a holder of one Thomson Reuters Corporation common share will be in proportion to the then prevailing Equalization Ratio.
The capital of Thomson Reuters is deployed and managed in a way which the Thomson Reuters board considers most beneficial to Thomson Reuters. Accordingly, transfers of assets within Thomson Reuters may be made without the approval of shareholders or creditors, regardless of the form of the transaction or the nature or value of the assets transferred (regardless of whether the transfer is a sale, lease or exchange of all or substantially all of the property of the transferor), and any such transfer is deemed to be in the ordinary course of business of each entity having an interest in the transfer. Any proposed transfer of all or substantially all of the property of Thomson Reuters to an entity outside of Thomson Reuters may be undertaken only if it has been approved as a Joint Electorate Action.
Economic and Voting Rights, Generally
If Thomson Reuters Corporation takes an action, other than a cash distribution, that provides a holder of a Thomson Reuters Corporation common share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which otherwise disadvantages a holder of a Thomson Reuters PLC ordinary share relative to a holder of a Thomson Reuters Corporation common share, then, unless the Thomson Reuters board determines that it is not appropriate or practicable, either:
•	Thomson Reuters PLC will undertake an action such that the economic and voting rights (in relation to Joint Electorate Actions) of a holder of a Thomson Reuters PLC ordinary share determined by reference to a holder of a Thomson Reuters Corporation common share are maintained in proportion to the then prevailing Equalization Ratio (the “Matching Action”); or

•	an appropriate adjustment to the Equalization Ratio will be made in order to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) for a holder of one Thomson Reuters PLC ordinary share relative to a holder of one Thomson Reuters Corporation common share.
Thomson Reuters PLC may not make any distribution of income or capital or take any other action that would provide a holder of a Thomson Reuters PLC ordinary share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which otherwise disadvantages a holder of a Thomson Reuters Corporation common share relative to a holder of a Thomson Reuters PLC ordinary share other than as a Matching Action.
Cash Distributions
If Thomson Reuters Corporation declares or otherwise becomes obligated or proposes to pay or pays a cash distribution, including a cash dividend, to holders of Thomson Reuters Corporation common shares, then Thomson Reuters PLC will declare or otherwise become obligated or propose to pay or pay a cash distribution to holders of Thomson Reuters PLC ordinary shares such that the economic benefits of a holder of a Thomson Reuters PLC ordinary share relative to the rights of a holder of a Thomson Reuters Corporation common share are maintained in proportion to the then prevailing Equalization Ratio (an “Equivalent Distribution”). Where the Equalization Ratio is 1:1, if Thomson Reuters Corporation declares a cash dividend in an amount per Thomson Reuters Corporation common share, Thomson Reuters PLC will declare a cash dividend in an equivalent amount per Thomson Reuters PLC ordinary share. Thomson Reuters PLC will not declare or otherwise become obligated or propose to pay or pay any cash distribution in respect of Thomson Reuters PLC ordinary shares, other than as described above.
The Thomson Reuters Corporation board and the Thomson Reuters PLC board coordinate insofar as is practical to agree to the amount of any Equivalent Distributions, agree to the basis of exchange rates on which the amounts of any Equivalent Distributions will be calculated, ensure that the record dates for receipt of Equivalent Distributions are on the same date as the record dates for cash distributions to the holders of Thomson Reuters Corporation common shares and to co-ordinate generally regarding the timing of all other aspects of the payment or making of any Equivalent Distributions.
Equalization Payment
If Thomson Reuters PLC is prohibited by applicable laws from declaring or otherwise becoming obligated to pay, or paying, or is otherwise unable to declare or otherwise become obligated or propose to pay or pay all or any portion of an Equivalent Distribution, Thomson Reuters PLC and Thomson Reuters Corporation will, as far as it is practicable to do so, enter into such transactions with each other as the Thomson Reuters board agrees is necessary or desirable so as to enable Thomson Reuters PLC to pay such Equivalent Distribution to holders of Thomson Reuters PLC ordinary shares.

Thomson Reuters Corporation issues the Equalization Share to Thomson Reuters PLC on the Effective Date. If Thomson Reuters Corporation is required to make an equalization payment to Thomson Reuters PLC (or is required to take action and elects to do so by means of a payment to Thomson Reuters PLC), Thomson Reuters Corporation will make such payment as a dividend on the Equalization Share, unless the board of directors of Thomson Reuters Corporation determines, with a view to the best interests of Thomson Reuters Corporation, to make such payment by another means.
Voting Arrangements for Thomson Reuters
Meetings of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders are held as close together in time as is practicable. Matters put to either Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders are classified as Joint Electorate Actions, Class Rights Actions or Procedural Resolutions.
Joint Electorate Actions
Joint Electorate Actions are all actions put to shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC, except for Class Rights Actions or Procedural Resolutions, and include:
•	the appointment, election, re-election or removal of any director of Thomson Reuters Corporation or Thomson Reuters PLC;

•	to the extent such receipt or adoption is required by applicable laws, the receipt or adoption of the financial statements or accounts of Thomson Reuters Corporation or Thomson Reuters PLC, or financial statements or accounts prepared on a combined basis, other than any financial statements or accounts in respect of the period(s) ended prior to the Effective Date;

•	a change of name of Thomson Reuters Corporation or Thomson Reuters PLC; and

•	the appointment or removal of the auditors of Thomson Reuters Corporation or Thomson Reuters PLC.
If a particular matter constitutes both a Joint Electorate Action and a Class Rights Action, then it will be treated as a Class Rights Action. All Joint Electorate Actions require the approval of the requisite majority of the votes cast by shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC.
Class Rights Actions
Class Rights Actions are exceptional matters in respect of which the interests of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders may be divergent, and are as follows:
•	the voluntary liquidation of either company;

•	any adjustment to the Equalization Ratio other than in accordance with the Equalization and Governance Agreement;

•	any amendment to, or termination of, the Equalization and Governance Agreement, the Special Voting Share Agreements or the Cross-Guarantees, other than: (i) any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders; or (ii) is necessary to correct any inconsistency or manifest error as may be agreed by the Thomson Reuters board;

•	any amendment to, removal or alteration of the effect of (which will include the ratification of any breach of) any of the Thomson Reuters Corporation Entrenched Provisions or the Thomson Reuters PLC Entrenched Provisions;

•	a change in the corporate status of Thomson Reuters Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of Thomson Reuters PLC from a public limited company incorporated in England and Wales with its primary listing on the Official List of the UKLA (unless such change occurs in connection with termination of the Equalization and Governance Agreement in circumstances not requiring approval as a Class Rights Action);

•	any other action or matter the Thomson Reuters board determines (either in a particular case or generally) should be approved as a Class Rights Action; and

•	any action to be approved as a Class Rights Action pursuant to the Equalization and Governance Agreement.
A Class Rights Action requires the approval of the requisite majority of the votes cast by the shareholders of each company, voting separately as a class.
Procedural Resolutions
Resolutions of a procedural or technical nature put to any meeting of Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders, whether annual, general or otherwise are neither Joint Electorate Actions nor Class Rights Actions and are voted on separately by the relevant company’s shareholders. Procedural Resolutions include, without limitation, any resolution:
•	that certain persons be allowed to attend or be excluded from attending a meeting;

•	that discussion be closed and a question put to a vote (provided no amendments have been raised);

•	that a question under discussion not be put to a vote;

•	to proceed with matters in an order other than that set out in the notice of a meeting;

•	to adjourn a debate (for example, to a subsequent meeting); and

•	to adjourn a meeting.
Take-over Bids
Equivalent Treatment Principle
Thomson Reuters Corporation and Thomson Reuters PLC agree that it is essential to the implementation and operation of Thomson Reuters that holders of Thomson Reuters Corporation common shares and holders of Thomson Reuters PLC ordinary shares be treated on an equivalent basis with respect to any take-over bid or similar transaction with respect to Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.
Neither Thomson Reuters Corporation nor Thomson Reuters PLC accepts, approves or recommends, or proposes publicly to approve or recommend, or enters into any agreement, arrangement or understanding with a third party related to, any take-over bid or similar transaction with respect to Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares unless such take-over bid or similar transaction is a Qualifying Take-Over Bid.

If a person offers to acquire or acquires one or more Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares and, after giving effect to such acquisition, such person would beneficially own or beneficially owns or, as applicable, such person would be interested in or is interested in, Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares in an amount equal to or in excess of any of the Take-Over Bid Thresholds (such offer or acquisition being a Triggering Event), Thomson Reuters Corporation and Thomson Reuters PLC must, subject to applicable laws, take all actions within their control as are, in the view of the Thomson Reuters board, necessary or appropriate to procure that such person make a Qualifying Take-Over Bid, including adopting a shareholder rights plan and/or requesting government agencies to prohibit or otherwise prevent such offer or acquisition, unless:
•	either prior to or simultaneously with the Triggering Event, such person makes a Qualifying Take-Over Bid (and, in the event that such Qualifying Take-Over Bid was made prior to the Triggering Event, such Qualifying Take-Over Bid has not been withdrawn, abandoned or terminated prior to or simultaneously with the Triggering Event); or

•	the Triggering Event was a Permitted Bid Acquisition.
Acquisitions of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares by either Thomson Reuters Corporation or Thomson Reuters PLC or any of their respective subsidiaries do not constitute Triggering Events.
Qualifying Take-Over Bid
A Qualifying Take-Over Bid is an offer or offers to acquire (by way of a take-over bid or similar transaction) all of the outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares which are made in accordance with applicable laws and which (provided that compliance with the following is not inconsistent with applicable laws):
•	are made to all holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares;

•	are undertaken with respect to the Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares at or about the same time; and

•	are equivalent (although not necessarily the same) in all material respects to the holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, including with respect to:
-	the consideration offered for such shares (taking into account exchange rates and the Equalization Ratio);

-	the information provided to such holders;

-	the time available to such holders to consider such offers; and

-	the conditions to which the offers are subject.
A Permitted Bid Acquisition is an offer to acquire or an acquisition of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares made pursuant to an exemption from the take-over bid provisions of applicable laws, where the value of the consideration paid for any such shares acquired is not in excess of the respective market values thereof at the date of acquisition.

Take-Over Bid Thresholds means:
•	beneficial ownership of 20% or more of the outstanding Thomson Reuters Corporation common shares;

•	an interest in 30% or more of the outstanding Thomson Reuters PLC ordinary shares (taking into account Thomson Reuters PLC ordinary shares in which persons acting in concert are interested); or

•	an interest in such number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares (taking into account Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares in which persons acting in concert are interested) to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast 30% or more of all votes entitled to be cast on a Joint Electorate Action by all shareholders of Thomson Reuters Corporation and Thomson Reuters PLC (excluding the holder of the Thomson Reuters Corporation Special Voting Share and the holder of the Thomson Reuters PLC Special Voting Share), in each case calculated in accordance with applicable laws governing take-over bids.
Insolvency
Under the Equalization and Governance Agreement, the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles, the provisions described below will apply on the insolvency of Thomson Reuters Corporation or Thomson Reuters PLC.
If the Thomson Reuters board determines that Thomson Reuters Corporation or Thomson Reuters PLC is, or is likely to become, insolvent, the Thomson Reuters board will immediately give a notice to the other of such fact. Upon receipt by Thomson Reuters Corporation of such notice from Thomson Reuters PLC (and provided that Thomson Reuters Corporation has not provided Thomson Reuters PLC with a similar notice), Thomson Reuters Corporation will seek to ensure that the economic returns made or otherwise available to a holder of Thomson Reuters PLC ordinary shares relative to the economic returns available to a holder of Thomson Reuters Corporation common shares are in due proportion having regard to the Equalization Ratio (“Economic Equivalence”) by taking one of several enumerated steps, as follows. Thomson Reuters Corporation will have the right either:
•	to offer irrevocably Thomson Reuters Corporation common shares to holders of Thomson Reuters PLC ordinary shares pro rata to their holdings of Thomson Reuters PLC ordinary shares in consideration for such Thomson Reuters PLC ordinary shares; or

•	to make a payment to holders of Thomson Reuters PLC ordinary shares, in either case in such amount and in such proportion to ensure that Economic Equivalence is achieved.
If Thomson Reuters Corporation does not exercise this right, Thomson Reuters Corporation will make payments to the proven creditors of Thomson Reuters PLC and then to Thomson Reuters PLC, such that Economic Equivalence is achieved. If each of Thomson Reuters Corporation and Thomson Reuters PLC has provided the other with an insolvency notice, and if Thomson Reuters Corporation has surplus assets available for distribution to the holders of its common shares after payment of all debts due and payable, and the ratio of the surplus attributable to each Thomson Reuters PLC ordinary share to the surplus attributable to each Thomson Reuters Corporation common share is less than the Equalization Ratio, then Thomson Reuters Corporation will make a payment to Thomson Reuters PLC, where possible, which results in that ratio equaling the Equalization Ratio.
Termination of the Equalization and Governance Agreement
The Equalization and Governance Agreement will automatically terminate if either Thomson Reuters Corporation or Thomson Reuters PLC becomes a wholly owned subsidiary of the other or if both companies become wholly owned subsidiaries of a third party.

The Equalization and Governance Agreement may also be terminated:
•	by mutual agreement of Thomson Reuters Corporation and Thomson Reuters PLC and upon approval as a Class Rights Action; or

•	after all insolvency obligations have been satisfied.
Thomson Reuters Corporation and Thomson Reuters PLC will not proceed with any combination of Thomson Reuters Corporation and its subsidiaries and Thomson Reuters PLC and its subsidiaries into a single non dual listed group as a consequence of which the DLC structure will be terminated unless the Thomson Reuters board agrees on the terms upon which such termination should occur and considers those terms to be equitable to the interests of both holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, having regard to the principles described above under “DLC Structure Operation Principles”, “Equalization Principle”, and “Economic and Voting Rights, Generally”.
Governing Law
The Equalization and Governance Agreement is governed by the laws of the Province of Ontario.
Special Voting Share Agreements
Thomson Reuters Corporation Special Voting Share Trust Deed
Thomson Reuters Corporation, as settlor, and the Thomson Reuters Corporation Special Voting Share Trustee entered into the Thomson Reuters Corporation Special Voting Share Trust Deed. The trust is known as the “Thomson Reuters Corporation Special Voting Share Trust” and is irrevocable.
Immediately following the settlement of the Thomson Reuters Corporation Special Voting Share Trust, the Thomson Reuters Corporation Special Voting Share Trustee entered into the Special Voting Share Agreement and, after the Effective Date but before the first general meeting of holders of Thomson Reuters Corporation common shares, the Thomson Reuters Corporation Special Voting Share Trustee will subscribe for the Thomson Reuters Corporation Special Voting Share. Holders of Thomson Reuters PLC ordinary shares are the beneficiaries of the Thomson Reuters Corporation Special Voting Share Trust.
Duties of the Trustee
The Thomson Reuters Corporation Special Voting Share Trustee holds the Thomson Reuters Corporation Special Voting Share and has such powers as are necessary to perform its obligations under the Thomson Reuters Corporation Special Voting Share Trust Deed and the Special Voting Share Agreement.
For so long as it holds the Thomson Reuters Corporation Special Voting Share, the Thomson Reuters Corporation Special Voting Share Trustee performs its obligations under the Special Voting Share Agreement. Prior to termination of the Thomson Reuters Corporation Special Voting Share Trust Deed, the Thomson Reuters Corporation Special Voting Share Trustee’s only duty in respect of the Thomson Reuters Corporation Special Voting Share is to retain such share in trust. For greater certainty, prior to the termination of the Thomson Reuters Corporation Special Voting Share Trust Deed, the Thomson Reuters Corporation Special Voting Share Trustee has no power to deal with the Thomson Reuters Corporation Special Voting Share.
Indemnification
The Thomson Reuters Corporation Special Voting Share Trustee, its directors, officers or agents are at all times indemnified and saved harmless by Thomson Reuters Corporation from and against all claims whatsoever which such trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as trustee or which it sustains or incurs in or about or in relation to the trust property. The indemnity does not apply to circumstances involving willful misconduct or gross negligence of the Thomson Reuters Corporation Special Voting Share Trustee or its directors, officers, employees or agents.

Amendments
The Thomson Reuters Corporation Special Voting Share Trust Deed may be amended by a written instrument executed by the Thomson Reuters Corporation Special Voting Share Trustee, provided that Thomson Reuters Corporation consents to any such amendment, and will be amended as necessary from time to time to reflect any amendments to the Thomson Reuters Corporation Articles. No amendment may be made that would make the trust set out in the Thomson Reuters Corporation Special Voting Share Trust Deed revocable or that would detract from or adversely affect the Thomson Reuters Corporation Special Voting Share Trustee’s obligation or ability to perform its obligations under the Special Voting Share Agreement.
Termination
The Thomson Reuters Corporation Special Voting Share Trust Deed terminates upon the earlier of: (i) the day on which will expire the period of 20 years from the death of the last survivor of the descendants living at the date of the Thomson Reuters Corporation Special Voting Share Trust Deed of Her Majesty Queen Elizabeth II; and (ii) the day on which the Equalization and Governance Agreement is terminated in accordance with its terms. Upon such termination, the Thomson Reuters Corporation Special Voting Share Trustee will divide the trust property in equal shares among holders of Thomson Reuters PLC ordinary shares; provided however, that if the Thomson Reuters Corporation Special Voting Share Trustee, in its sole discretion, determines that an equal division among holders of Thomson Reuters PLC ordinary shares is not economically feasible or would not provide any meaningful economic benefit to such holders, the Thomson Reuters Corporation Special Voting Share Trustee will pay or transfer the trust property to Thomson Reuters PLC.
Governing Law
The Thomson Reuters Corporation Special Voting Share Trust Deed is governed by the laws of the Province of Ontario.
Thomson Reuters PLC Special Voting Share Trust Deed
Thomson Reuters Corporation, as settlor, and the Thomson Reuters PLC Special Voting Share Trustee entered into the Thomson Reuters PLC Special Voting Share Trust Deed. The trust is known as the “Thomson Reuters PLC Special Voting Share Trust” and is irrevocable.
Immediately following the settlement of the Thomson Reuters PLC Special Voting Share Trust, the Thomson Reuters PLC Special Voting Share Trustee will enter into the Special Voting Share Agreement and, after the Effective Date but before the first general meeting of holders of Thomson Reuters PLC ordinary shares, the Thomson Reuters PLC Special Voting Share Trustee will subscribe for the Thomson Reuters PLC Special Voting Share.
The Thomson Reuters PLC Special Voting Share Trust consists of a single class of beneficial interests each of which corresponds to an issued and outstanding Thomson Reuters Corporation common share. Holders of Thomson Reuters Corporation common shares are the beneficiaries of the Thomson Reuters PLC Special Voting Share Trust.
Duties of the Trustee
The Thomson Reuters PLC Special Voting Share Trustee holds the Thomson Reuters PLC Special Voting Share and has such powers as are necessary to perform its obligations under the Thomson Reuters PLC Special Voting Share Trust Deed and Special Voting Share Agreement; provided, however, that the Thomson Reuters PLC Special Voting Share Trustee does not engage in any activity, in relation to the Thomson Reuters PLC Special Voting Share Trust, other than as required or authorized by the Thomson Reuters PLC Special Voting Share Trust Deed or the Special Voting Share Agreement.

For so long as it holds the Thomson Reuters PLC Special Voting Share, the Thomson Reuters PLC Special Voting Share Trustee performs its obligations under the Special Voting Share Agreement. Prior to termination of the Thomson Reuters PLC Special Voting Share Trust Deed, the Thomson Reuters PLC Special Voting Share Trustee’s only duty in respect of the Thomson Reuters PLC Special Voting Share is to retain such share in trust. For greater certainty, prior to the termination of the Thomson Reuters PLC Special Voting Share Trust Deed, the Thomson Reuters PLC Special Voting Share Trustee has no power to deal with the Thomson Reuters PLC Special Voting Share.
Indemnification
The Thomson Reuters PLC Special Voting Share Trustee, its directors, officers or agents are at all times indemnified and saved harmless by Thomson Reuters Corporation from and against all claims whatsoever which such trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as trustee or which it sustains or incurs in or about or in relation to the trust property. The indemnity does not apply to circumstances involving willful misconduct or gross negligence of the Thomson Reuters PLC Special Voting Share Trustee or its directors, officers, employees or agents.
Amendments
The Thomson Reuters PLC Special Voting Share Trust Deed may be amended from time to time in writing by Thomson Reuters Corporation and the Thomson Reuters PLC Special Voting Share Trustee without the consent of holders of Thomson Reuters Corporation common shares:
•	if such amendment does not materially and adversely affect the rights of any holder of Thomson Reuters Corporation common shares under the Thomson Reuters PLC Special Voting Share Trust Deed;

•	to cure any ambiguity or to correct or supplement any provision in the Thomson Reuters PLC Special Voting Share Trust Deed which may be defective or inconsistent with any other provision in such deed or the Thomson Reuters PLC Articles;

•	to add to the covenants, restrictions or obligations for the benefit of holders of Thomson Reuters Corporation common shares;

•	to comply with the requirements of the law governing the Thomson Reuters PLC Special Voting Share Trust Deed;

•	to comply with any requirements imposed by the US Internal Revenue Code of 1986, as amended (the “US Tax Code”) or to qualify the Thomson Reuters PLC Special Voting Share Trust as a “grantor trust” under the US Tax Code;

•	to amend or waive the terms of the trustee limitation of liability provision of the Thomson Reuters PLC Special Voting Share Trust Deed in any manner which will not adversely affect the holders of Thomson Reuters Corporation common shares in any material respect; or

•	to evidence and provide for the acceptance of appointment under the Thomson Reuters PLC Special Voting Share Trust Deed by a successor trustee.
The Thomson Reuters PLC Special Voting Share Trust Deed may otherwise be amended in writing by Thomson Reuters Corporation and the Thomson Reuters PLC Special Voting Share Trustee with the consent of holders of Thomson Reuters Corporation common shares holding a majority of the issued and outstanding Thomson Reuters Corporation common shares, which consent shall be deemed to have been given if such amendment is approved by the affirmative vote of not less than a majority of the votes cast at a meeting of holders of Thomson Reuters

Corporation common shares present in person or represented by proxy and which are entitled to vote at such meeting.
No amendment to the Thomson Reuters PLC Special Voting Share Trust Deed will be made or effective if it would: (i) cause the Thomson Reuters PLC Special Voting Share Trust to be classified for US federal, state or local tax purposes either as an agency or as an “investment trust” under the US Tax Code and treasury regulation 301.7701-4(c) and, without limitation, as a grantor trust under the US Tax Code pursuant to which holders of Thomson Reuters Corporation common shares would be considered to own the Thomson Reuters PLC Special Voting Share for US federal, state and local tax purposes, and not as a trust or association taxable as a corporation or as a partnership; (ii) make the Thomson Reuters PLC Special Voting Share Trust revocable; or (iii) detract from or adversely affect the Thomson Reuters PLC Special Voting Share Trustee’s obligations or ability to perform its obligations under the Special Voting Share Agreement.
Termination
The Thomson Reuters PLC Special Voting Share Trust Deed terminates upon the earlier of: (i) the day on which will expire the period of 20 years from the death of the last survivor of the descendants living at the date of the Thomson Reuters PLC Special Voting Share Trust Deed of Her Majesty Queen Elizabeth II; and (ii) the day on which the Equalization and Governance Agreement is terminated in accordance with its terms. Upon such termination, the Thomson Reuters PLC Special Voting Share Trustee will divide the trust property and distribute, or otherwise make available, the trust property to and among holders of Thomson Reuters Corporation common shares, pro rata, in accordance with their respective beneficial interests therein.
Governing Law
The Thomson Reuters PLC Special Voting Share Trust Deed is governed by the laws of the Province of Ontario.
Special Voting Share Agreement
Thomson Reuters Corporation, Thomson Reuters PLC, the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee entered into the Special Voting Share Agreement.
Attendance and Voting Obligations
The Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee, respectively, attend all meetings of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders, including meetings of any class or series thereof. The Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee exercise the voting rights attached to the Special Voting Shares under the Thomson Reuters Corporation Articles or the Thomson Reuters PLC Articles, as the case may be, on all resolutions to approve Joint Electorate Actions or Class Rights Actions. Neither the Thomson Reuters Corporation Special Voting Share Trustee nor the Thomson Reuters PLC Special Voting Share Trustee exercises any discretion as to whether, or how, to exercise the voting rights attached to the Special Voting Shares.
In the event that the holder of the Thomson Reuters Corporation Special Voting Share or the holder of the Thomson Reuters PLC Special Voting Share is required by applicable laws to vote separately as a class on any resolution, the Thomson Reuters Corporation Special Voting Share Trustee or the Thomson Reuters PLC Special Voting Share Trustee, respectively, will vote in favor of that resolution if it has been approved by the holders of the Thomson Reuters Corporation common shares or the Thomson Reuters PLC ordinary shares, as applicable, and will vote against that resolution if it has not been approved by the holders of the Thomson Reuters Corporation common shares or the Thomson Reuters PLC ordinary shares, as applicable.

Indemnification
The Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee, their directors, officers, employees or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation and Thomson Reuters PLC, jointly and severally, from and against all claims whatsoever which either trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as trustee or which it sustains or incurs in or about or in relation to the Special Voting Share Agreement. The indemnity will not apply to circumstances involving wilful misconduct or gross negligence of the Thomson Reuters Corporation Special Voting Share Trustee or the Thomson Reuters PLC Special Voting Share Trustee, as applicable, or its directors, officers, employees or agents.
Amendments to Special Voting Share Agreement
The Special Voting Share Agreement may be amended by written agreement of Thomson Reuters Corporation, Thomson Reuters PLC, the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee. Any amendments which are formal or technical in nature and which are not materially prejudicial to the interests of shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between the parties. Any other amendment requires approval as a Class Rights Action.
Termination of Special Voting Share Agreement
The Special Voting Share Agreement automatically terminates if the Equalization and Governance Agreement is terminated in accordance with its terms. Either Thomson Reuters Corporation or Thomson Reuters PLC will advise the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee of such termination no later than 30 days after such termination.
Governing Law
The Special Voting Share Agreement is governed by the laws of the Province of Ontario.
Cross-Guarantees
Thomson Reuters Corporation Guarantee
Unconditional Guarantee
Thomson Reuters Corporation executed the Thomson Reuters Corporation Guarantee, pursuant to which it unconditionally and irrevocably guarantees the following obligations of Thomson Reuters PLC:
•	any contractual obligations owed to creditors of Thomson Reuters PLC as of, or incurred after, the Effective Date;

•	any contractual obligations of certain other persons, referred to as principal debtors, which are guaranteed by Thomson Reuters PLC as of, or incurred after, the Effective Date; and

•	any other obligations of Thomson Reuters PLC or any principal debtor of any kind which may be agreed to in writing between Thomson Reuters Corporation and Thomson Reuters PLC, other than, in each case, obligations incurred by Thomson Reuters PLC or by any principal debtor:
•	to the extent covered by the terms of any policy of insurance (or indemnity in the nature of insurance) of which Thomson Reuters PLC (or the principal debtor) has the benefit and which is in full force and effect;

•	explicitly guaranteed in writing by Thomson Reuters Corporation (otherwise than under the Thomson Reuters Corporation Guarantee) or for which Thomson Reuters Corporation has agreed in writing to act as co-obligor or co-issuer;

•	under an arrangement which explicitly provides that the obligation is not to be guaranteed by Thomson Reuters Corporation;

•	owed to Thomson Reuters Corporation, a subsidiary of Thomson Reuters Corporation or to any of the subsidiaries of Thomson Reuters PLC, save where such obligation is owed expressly to any subsidiary in its capacity as trustee for a registered occupational pension scheme;

•	under or in connection with any guarantee by Thomson Reuters PLC of any obligation of Thomson Reuters Corporation or any subsidiary of Thomson Reuters Corporation;

•	excluded from the scope of the Thomson Reuters Corporation Guarantee (see below);

•	consisting of an obligation to pay a creditor an amount to compensate for any deduction or withholding for or on account of tax from any payment to that creditor, where no such deduction or withholding would be required as a result of payment being made by Thomson Reuters Corporation under the Thomson Reuters Corporation Guarantee rather than by the relevant principal debtor under the guaranteed obligation;

•	under a guarantee to the extent that the guaranteed obligation is not a contractual obligation or is of a type excluded as referred to above; or

•	owed to holders of Thomson Reuters PLC ordinary shares, in their capacity or otherwise flowing from their status as holders of such shares.
Thomson Reuters Corporation guarantees the payment by Thomson Reuters PLC of the obligations covered under the Thomson Reuters Corporation Guarantee and undertakes to pay on written demand any amounts due and in respect of such obligations if for any reason Thomson Reuters PLC does not make payment in respect of such obligations on their due date.
Thomson Reuters Corporation may also agree in writing with Thomson Reuters PLC at any time that any other obligation of any kind, including existing indebtedness of Thomson Reuters Corporation or Thomson Reuters PLC, be treated as an obligation under the Thomson Reuters Corporation Guarantee.
Beneficiaries of the Thomson Reuters Corporation Guarantee may make a demand upon Thomson Reuters Corporation provided that any such beneficiary has first served a demand on Thomson Reuters PLC and (to the extent, if any, that the terms of the relevant obligation require such recourse) recourse first being had to any other person or security.
In the event that Thomson Reuters Corporation is required to and makes any payment to any creditor under the Thomson Reuters Corporation Guarantee, Thomson Reuters PLC unconditionally and irrevocably agrees by way of a full indemnity to reimburse Thomson Reuters Corporation in respect of such payments, including interest thereon.
Exclusion of Obligations
Thomson Reuters Corporation may, with the agreement of Thomson Reuters PLC, at any time exclude obligations of a particular type, or a particular obligation or obligations, incurred after a specified future time from the scope of the Thomson Reuters Corporation Guarantee. The future time must, in the case of obligations of a particular type, be at least three months after the date on which notice of the relevant exclusion is given or, in the case of a particular obligation, at least five business days after the date on which notice is given. No agreement or exclusion is effective with respect to an existing obligation (that is, an obligation incurred before, or arising out of any credit or similar facility in effect at the time the termination becomes effective).

Termination or Amendment
The Thomson Reuters Corporation Guarantee automatically terminates if:
•	the Equalization and Governance Agreement terminates or ceases to have effect;

•	the Thomson Reuters PLC Guarantee terminates or ceases to have effect; or

•	a resolution is passed or an order is made for the liquidation of Thomson Reuters PLC.
Any amendments to the Thomson Reuters Corporation Guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between Thomson Reuters Corporation and Thomson Reuters PLC. Otherwise any amendment to or termination of the Thomson Reuters Corporation Guarantee requires approval by a Class Rights Action. No amendment to or termination of the Thomson Reuters Corporation Guarantee is effective in respect of obligations existing at the time of such amendment.
Governing Law
The Thomson Reuters Corporation Guarantee is governed by English law.
Thomson Reuters PLC Guarantee
Unconditional Guarantee
Thomson Reuters PLC executed the Thomson Reuters PLC Guarantee, pursuant to which it unconditionally and irrevocably guarantees the following obligations of Thomson Reuters Corporation:
•	any contractual obligations owed to creditors of Thomson Reuters Corporation as of, or incurred after, the Effective Date;

•	any contractual obligations of certain other persons, referred to as principal debtors, which are guaranteed by Thomson Reuters Corporation as of, or incurred after, the Effective Date; and

•	any other obligations of Thomson Reuters Corporation or any principal debtor of any kind which may be agreed to in writing between Thomson Reuters PLC and Thomson Reuters Corporation, other than, in each case, obligations incurred by Thomson Reuters Corporation or by any principal debtor:
•	to the extent covered by the terms of any policy of insurance (or indemnity in the nature of insurance) of which Thomson Reuters Corporation (or the principal debtor) has the benefit and which is in full force and effect;

•	explicitly guaranteed in writing by Thomson Reuters PLC (otherwise than under the Thomson Reuters PLC Guarantee) or for which Thomson Reuters PLC has agreed in writing to act as co-obligor or co-issuer;

•	under an arrangement which explicitly provides that the obligation is not to be guaranteed by Thomson Reuters PLC;

•	owed to Thomson Reuters PLC, a subsidiary of Thomson Reuters PLC or to any of the subsidiaries of Thomson Reuters Corporation, save where such obligation is owed expressly to any subsidiary in its capacity as trustee for a registered occupational pension scheme;

•	under or in connection with any guarantee by Thomson Reuters Corporation of any obligation of Thomson Reuters PLC or any subsidiary of Thomson Reuters PLC;

•	excluded from the scope of the Thomson Reuters PLC Guarantee (see below);

•	consisting of an obligation to pay a creditor an amount to compensate for any deduction or withholding for or on account of tax from any payment to that creditor, where no such deduction or withholding would be required as a result of payment being made by Thomson Reuters PLC under the Thomson Reuters PLC Guarantee rather than by the relevant principal debtor under the guaranteed obligation;

•	under a guarantee to the extent that the guaranteed obligation is not a contractual obligation or is of a type excluded as referred to above; or

•	owed to holders of Thomson Reuters Corporation common shares, in their capacity or otherwise flowing from their status as holders of such shares.
Thomson Reuters PLC guarantees the payment by Thomson Reuters Corporation of the obligations covered under the Thomson Reuters PLC Guarantee and undertakes to pay on written demand any amounts due and in respect of such obligations if for any reason Thomson Reuters Corporation does not make payment in respect of such obligations on their due date.
Thomson Reuters PLC entered into a deed of guarantee in favor of Reuters contractual creditors, pursuant to which Thomson Reuters PLC guarantees the payment by Reuters of any of Reuters contractual obligations in existence at the Effective Date.
Thomson Reuters PLC may also agree in writing with Thomson Reuters Corporation at any time that any other obligation of any kind, including existing indebtedness of Thomson Reuters PLC or Thomson Reuters Corporation, be treated as an obligation under the Thomson Reuters PLC Guarantee.
Beneficiaries of the Thomson Reuters PLC Guarantee may make a demand upon Thomson Reuters PLC provided that any such beneficiary has first served a demand on Thomson Reuters Corporation and (to the extent, if any, that the terms of the relevant obligation require such recourse) recourse first being had to any other person or security.
In the event that Thomson Reuters PLC is required to and makes any payment to any creditor under the Thomson Reuters PLC Guarantee, Thomson Reuters Corporation unconditionally and irrevocably agrees by way of a full indemnity to reimburse Thomson Reuters PLC in respect of such payments, including interest thereon.
Exclusion of Obligations
Thomson Reuters PLC may, with the agreement of Thomson Reuters Corporation, at any time exclude obligations of a particular type, or a particular obligation or obligations, incurred after a specified future time from the scope of the Thomson Reuters PLC Guarantee. The future time must, in the case of obligations of a particular type, be at least three months after the date on which notice of the relevant exclusion is given or, in the case of a particular obligation, at least five business days after the date on which notice is given. No agreement or exclusion will be effective with respect to an existing obligation (that is, an obligation incurred before, or arising out of any credit or similar facility in effect at the time the termination becomes effective).
Termination or Amendment
The Thomson Reuters PLC Guarantee automatically terminates if:
•	the Equalization and Governance Agreement terminates or ceases to have effect;

•	the Thomson Reuters Corporation Guarantee terminates or ceases to have effect; or

•	a resolution is passed or an order is made for the liquidation of Thomson Reuters Corporation.
Any amendments to the Thomson Reuters PLC Guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between Thomson Reuters PLC and Thomson Reuters Corporation. Otherwise any amendment to or termination of the Thomson Reuters PLC Guarantee requires approval by a Class Rights Action. No amendment to or termination of the Thomson Reuters PLC Guarantee will be effective in respect of obligations existing at the time of such amendment.
Governing Law
The Thomson Reuters PLC Guarantee is governed by English law.
Reuters Trust Principles Support Agreement
Reuters Founders Share Company and Woodbridge entered into the Reuters Trust Principles Support Agreement.
Designation as Approved Person
Reuters Founders Share Company has designated Woodbridge as an Approved Person for the purposes of the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles. This designation is irrevocable for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.
Agreements of Woodbridge with respect to Voting
Woodbridge votes its voting shares of Thomson Reuters Corporation and Thomson Reuters PLC in a manner consistent with the Reuters Trust Principles. Woodbridge gives Reuters Founders Share Company as much advance notice as practicable in the circumstances of how it intends to vote at meetings of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC with a view to providing Reuters Founders Share Company with a reasonable opportunity to determine whether the manner in which Woodbridge intends to vote is inconsistent with the Reuters Trust Principles. Woodbridge uses its best efforts to give such notice to Reuters Founders Share Company before meeting materials are disseminated to shareholders but, in any event, gives such notice to Reuters Founders Share Company not less than ten days prior to the date of the applicable shareholders’ meeting. Reuters Founders Share Company will notify Woodbridge of its determination as soon as practicable.
All disagreements and disputes between Woodbridge and Reuters Founders Share Company as to the manner in which Woodbridge intends to vote at shareholders’ meetings are brought to the attention of the President of Woodbridge and the Chairman of Reuters Founders Share Company, who tries to resolve the disagreement or dispute, failing which the disagreement or dispute is submitted to final and binding arbitration. Under the arbitration provisions, either Woodbridge or Reuters Founders Share Company may apply to a court of competent jurisdiction in Ontario for interim relief. Each party may appoint one arbitrator to a panel of three arbitrators, and the two arbitrators are to select a third, who acts as the chairman of the arbitration panel. Decisions of the panel are final and binding on Woodbridge and Reuters Founders Share Company.
Where a shareholders’ meeting of Thomson Reuters Corporation or Thomson Reuters PLC is to be held before the disagreement or dispute is resolved, Woodbridge, subject to applicable laws, takes all actions within its control as are necessary or appropriate to ensure that the subject of the disagreement or dispute is not proposed for consideration at such meeting, including by voting in favor of the postponement or adjournment of the shareholders’ meeting, and refraining from voting on the disputed matter.

Additional Agreements of Woodbridge
Woodbridge agreed with Reuters Founders Share Company that:
•	Woodbridge uses its best efforts as a shareholder of Thomson Reuters Corporation and Thomson Reuters PLC to ensure that the Reuters Trust Principles are complied with in relation to Thomson Reuters;

•	Without the prior written consent of Reuters Founders Share Company, Woodbridge will not transfer any voting shares of Thomson Reuters Corporation or Thomson Reuters PLC to any person that is not an Approved Person, where the transferee would become an Acquiring Person under the Thomson Reuters Corporation Articles or the Thomson Reuters PLC Articles;

•	Without the prior written consent of Reuters Founders Share Company, Woodbridge will not purchase securities of any class of Thomson Reuters Corporation or Thomson Reuters PLC if, as a result of such transaction, securities of that company would cease to be eligible for listing on a stock exchange on which that company’s securities are then listed; and

•	Upon the request of Reuters Founders Share Company, Woodbridge will promptly requisition the Thomson Reuters board to call a meeting of shareholders of Thomson Reuters Corporation and/or Thomson Reuters PLC for such purpose as Reuters Founders Share Company, in its sole and absolute discretion, thinks fit.
Termination
The Reuters Trust Principles Support Agreement automatically terminates if at any time Woodbridge ceases to be controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.
The Reuters Trust Principles Support Agreement may also be terminated upon the mutual written agreement of Woodbridge and Reuters Founders Share Company or upon Woodbridge providing written notice to Reuters Founders Share Company at any time when Woodbridge beneficially owns and/or has an interest in shares representing less than 10% of the aggregate voting and economic interests in Thomson Reuters.
Implementation Agreement
The Implementation Agreement sets out the terms and conditions upon which Thomson, Reuters, Woodbridge and Thomson Reuters PLC agreed to implement the Transaction. The Implementation Agreement was entered into on May 15, 2007.
To effect the Transaction, Reuters was indirectly acquired by Thomson Reuters PLC (a newly formed special purpose subsidiary of Thomson established to be the indirect holding company of Reuters, formerly Thomson-Reuters Limited) through a scheme of arrangement in which each Reuters ordinary share was exchanged for 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. Reuters shareholders as a result became Thomson Reuters PLC shareholders.
Under the Implementation Agreement, Thomson, Reuters, Woodbridge and Thomson Reuters PLC agreed among other things:
•	to cooperate and take or cause to be taken all such steps as are within their power and as may be necessary or desirable to implement the Transaction as soon as reasonably practicable; and

•	without prior consent of the parties, not to take a step which they believe could significantly frustrate Thomson Reuters from obtaining the benefits of the Transaction.
Woodbridge irrevocably committed to vote all of its Thomson shares in favor of the Arrangement Resolution.

Conditions and Obligations
Completion of the Transaction was subject to certain conditions set forth in the Implementation Agreement being satisfied or waived by no later than December 31, 2008. If the conditions were not satisfied or (where capable of waiver) waived by the relevant party, the Implementation Agreement would have automatically terminated, and the Transaction would not have proceeded. These conditions included the clearance of the Transaction by the European Commission under the EU Merger Regulation and by the US Department of Justice (the “Antitrust Conditions”), which clearances were received.
The Transaction was also subject to certain other conditions that were required to be satisfied or waived before December 31, 2008, the most significant of which included:
•	the approval of all resolutions necessary for the completion of the Transaction by Reuters shareholders;

•	the approval of all resolutions necessary for the completion of the Transaction by Thomson shareholders;

•	the approval of the Reuters Scheme by the English Court and the obtaining of the Interim Order and Final Order from the Ontario Court;

•	the admission of Thomson Reuters PLC ordinary shares to listing on the Official List of the UKLA, and their admission to trading on the LSE’s main market for listed securities; and

•	that no material adverse change in the business, assets, position or profits of Reuters or Thomson occurred, such condition being waivable by Thomson or Reuters in respect of a material adverse change of the other company.
Prior to the Effective Date, Thomson covenanted, among other things:
•	not to issue such number of Thomson common shares which would result in Woodbridge holding less than 66 2/[3]% of the then outstanding Thomson common shares;

•	not to take or omit to take any action which, if the Equalization and Governance Agreement were in force, would require an adjustment to the Equalization Ratio (which until the Effective Date is deemed to be 0.16 Thomson common shares to one Reuters ordinary share), a Matching Action or a Class Rights Action; and

•	not to participate in substantive meetings or discussions with any regulatory authority in respect of the Antitrust Conditions or the other conditions without the prior consent of Reuters.
Prior to the Effective Date, Reuters covenanted, among other things:
•	at the request of Thomson, to agree to divest, hold separate or take any other action that limits its freedom of action with respect to, or its ability to retain, its businesses, services or assets, provided that any such action may be conditioned on the Transaction having been completed;

•	not to solicit an offer from any person wishing to undertake an offer in respect of a significant proportion of Reuters ordinary shares, not to sell the whole of or a substantial part of its consolidated assets, and not to partake in any transaction inconsistent with the completion of the Transaction;

•	not to engage in any act or omission which would require the consent of Reuters shareholders under applicable laws, other than as required to implement the Transaction, or pursuant to a pre-existing contractual obligation, without the prior consent of Thomson;

•	not to borrow any funds other than in the ordinary course of business or to meet its pre-existing obligations, or agree to any additional restrictions with its existing lenders on its ability to declare dividends and/or transfer assets to Thomson or any affiliate of Thomson, without the prior consent of Thomson;

•	not to take or omit to take any action which, if the Equalization and Governance Agreement were in force, would require an adjustment to the Equalization Ratio (which until the Effective Date is deemed to be 0.16 Thomson common shares to one Reuters ordinary share), a Matching Action or a Class Rights Action; and

•	not to participate in substantive meetings or discussions with any regulatory authority in respect of the Antitrust Conditions or the other conditions without the prior consent of Thomson.
Other Key Provisions of the Implementation Agreement
Alternative Proposals and Break Fees
Reuters agreed not to solicit an offer or approach from any person who wished to undertake an alternative proposal (an “Alternative Proposal”), being an offer or proposal in respect of a significant proportion of Reuters ordinary shares (being in excess of 25%, when aggregated with shares already held by the third party and anyone acting in concert with the third party) or the sale of the whole or a substantial part of its assets or any other transaction inconsistent with the completion of the Transaction.
A termination fee of £86.8 million was payable by Reuters to Thomson if Thomson terminated the Implementation Agreement as a result of Reuters being in material breach of its obligations not to solicit an Alternative Proposal and within 12 months any Alternative Proposal was announced and subsequently that Alternative Proposal (or any previously announced Alternative Proposal) became unconditional or otherwise completed.
A termination fee of £86.8 million was also payable by Reuters to Thomson if the Reuters board of directors failed to make a unanimous and unqualified recommendation that Reuters shareholders vote in favor of resolutions to approve the Transaction, or qualified or adversely modified that recommendation or if the Reuters board of directors agreed to or recommended an Alternative Proposal, and, in each case, any Alternative Proposal was announced before the completion of the Transaction and subsequently that Alternative Proposal (or any previously announced Alternative Proposal) became unconditional or otherwise completed.
A termination fee of £86.8 million was payable by Thomson to Reuters if the Arrangement Resolution was not approved by Thomson shareholders prior to December 31, 2008.
Conduct of the Business
Each of Thomson and Reuters undertook additional customary covenants that placed restrictions on them until the completion of the Transaction. In general, Thomson and Reuters were required to conduct their respective businesses in the ordinary course in all material respects consistent with past practice, and not to alter the nature or scope of their business in any way which was material in the context of the completion of the Transaction.
Representations and Warranties
The Implementation Agreement contained a number of customary representations and warranties of Thomson, Reuters and Woodbridge relating to: (i) proper organization, good standing and corporate authority; (ii) enforceability of and compliance with the terms of the Implementation Agreement; (iii) the absence of any conflicts, breaches or defaults (statutory, contractual or fiduciary) arising from the parties’ performance under the Implementation Agreement; (iv) the accuracy of information; and (v) lack of knowledge of information likely to lead to a breach of the Implementation Agreement. Woodbridge further represented and warranted that it was the beneficial owner of approximately 70% of the outstanding Thomson common shares. Thomson Reuters PLC provided representations and warranties related to proper organization, good standing and corporate authority, and warranted that it had not entered into any contract other than the Implementation Agreement and other documents related to the Transaction.
Declaration and Payment of Dividends
Thomson and Reuters agreed to coordinate the declaration of dividends until completion of the Transaction and that both Thomson shareholders and Reuters shareholders were to receive a proportionate adjustment of dividends if the Transaction was completed before the end of a financial period.
Reuters Share Plans
Until completion of the Transaction, Reuters was able to grant options and awards under its existing share plans consistent with past practice. Reuters ordinary shares allotted and issued prior to 6:00 p.m. (London time) on April 15, 2008 were subject to the Reuters Scheme. The Reuters Articles were amended so that any Reuters ordinary shares allotted and issued to any person or transferred by a Reuters employee benefit trust after 6:00 p.m. (London time) on April 15, 2008 would be automatically acquired indirectly by Thomson Reuters PLC on substantially the same terms as under the Reuters Scheme.
Special Voting Shares and Founders Shares
Thomson Reuters Corporation and Thomson Reuters PLC agreed to each issue, on the Effective Date, a Reuters Founders Share to Reuters Founders Share Company, and Woodbridge agreed to execute and deliver the Reuters Trust Principles Support Agreement, on or before the Effective Date. Shortly after the Effective Date, the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee will subscribe for the Special Voting Shares.
Corporate Governance
The Implementation Agreement provided that on the Effective Date, Thomson would change its name to “Thomson Reuters Corporation” and specified the composition of the Thomson Reuters board following completion of the Transaction.
Termination
The Implementation Agreement was to terminate automatically in the event that:
•	Reuters shareholders did not approve the Reuters Scheme;

•	Thomson failed to obtain the Interim Order or the Final Order;

•	the English Court failed to sanction the Reuters Scheme;

•	the Transaction was not completed by December 31, 2008; or

•	any of the Antitrust Conditions or other conditions were (or became) incapable of satisfaction and, where such condition was capable of waiver, were not waived.
Thomson was able to terminate the Implementation Agreement if Reuters was in material breach of its obligations not to solicit Alternative Proposals. Reuters was able to terminate the Implementation Agreement if Thomson shareholders did not pass the Arrangement Resolution.
Governing Law
The Implementation Agreement is governed by English law.

Other Agreements
Thomson Information
Other than the Transaction Documents which are described under the “Thomson Reuters — Summaries of Transaction Documents” sub-section of this Item 10C., and information described under Item 4B. “Business Overview — Historical Information about Thomson — Material Contracts”, no material contracts have been entered into by Thomson other than in the ordinary course of business since May 4, 2005.
Reuters Information
Other than the Transaction Documents which are described under the “Thomson Reuters — Summaries of Transaction Documents” sub-section of this Item 10C and information described under Item 4B. “Business Overview — Historical Information about Reuters — Material Contracts”, no material contracts have been entered into by Reuters other than in the ordinary course of business since May 4, 2005.
     ITEM 10D. Exchange Controls
Exchange Controls
Under English law and the Thomson Reuters PLC Articles, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their ordinary shares in the same manner as UK residents or nationals. There are currently no UK foreign exchange control restrictions on remittances of dividends to non-resident holders of ordinary shares or on the conduct of Thomson Reuters PLC operations.
     ITEM 10E. Taxation
Taxation information for US shareholders
The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to acquire Thomson Reuters PLC’s ordinary shares or ADSs. This is a summary of the material US federal income tax and UK tax consequences of the ownership of ordinary shares or ADSs by a US holder who holds the ordinary shares or ADSs as capital assets. The summary does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules, such as dealers in securities, US holders who hold directly or indirectly 10% or more of the voting stock or US holders who elected to apply the provisions of the former income tax convention between the United States and the United Kingdom. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The summaries of US and UK tax laws are based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, current tax laws, current UK Revenue and Customs published practice and the terms of the UK/US double tax treaty which came into effect on 31 March 2003 (the “Treaty”), as appropriate, all of which are subject to change at any time, possibly with retrospective effect.
For the purposes of this discussion, a “US holder” is any beneficial owner of ordinary shares or ADSs that is (i) a citizen or resident for tax purposes of the US, (ii) a corporation organised under the laws of the US or any US State, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.
There is little or no guidance as to the proper characterization for US federal income tax purposes of the DLC structure. In the absence of any such guidance. Thomson Reuters intends to treat the DLC structure for US federal income tax purposes in accordance with its form and does not intend to re-characterize the Transaction as resulting in some form of merger or in the creation of a joint venture between Thomson Reuters PLC shareholders and Thomson Reuters Corporation shareholders, or as between Thomson Reuters PLC and Thomson Reuters Corporation themselves, or otherwise.

Taxation of dividends
UK taxation
Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by Thomson Reuters PLC. A shareholder that is a company resident for UK tax purposes in the UK will not generally be taxable on any dividend it receives from Thomson Reuters PLC. A shareholder who is an individual resident for tax purposes in the UK is entitled to a tax credit on cash dividends paid by Thomson Reuters PLC on ordinary shares or ADSs equal to one-ninth of the cash dividend or 10% of the dividend plus the tax credit. Such shareholders will be taxable on the total of the dividend and the related tax credit, which will be regarded as the top slice of the shareholder’s income. The tax credit may be set off against a UK resident individual shareholder’s total income tax liability, but no cash refund will be available. A US holder (as defined above) will not be entitled to any tax credit from the UK Revenue and Customs in respect of a dividend from Thomson Reuters PLC although there will be no further UK tax to pay in respect of that dividend.
US federal income taxation
The gross amount of any dividend paid by Thomson Reuters PLC to a US holder will generally be subject to US federal income taxation. Such a dividend will not be eligible for the dividends-received deduction generally allowed to US corporations with respect to dividends from other US corporations. The amount of the dividend to be included in income will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars.
Qualified dividend income
An individual US holder’s “qualified dividend income” is subject to tax at a reduced rate of 15% provided that the shares or ADSs are held for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date and the holder meets other holding period requirements. As a result of the Transaction, it is not entirely clear whether US holders of Thomson Reuters PLC ordinary shares would be able to qualify for the reduced rate. The Transaction, however, should not affect the ability of US holders of ADSs to qualify for the reduced rate, assuming Thomson Reuters PLC is not a “passive foreign investment company” (“PFIC”).
In either case, dividends with respect to Thomson Reuters PLC will not qualify for the reduced rate if Thomson Reuters PLC is treated for the tax year in which dividends are paid (or for the prior year), as a PFIC for US federal income tax purposes. As discussed below, Thomson Reuters PLC does not believe it is a PFIC for the current taxable year or was a PFIC for 2007. Accordingly, the company considers that dividends paid with respect to the ADSs, and possibly with respect to the ordinary shares, will be “qualified dividend income” and, subject to the US holder’s satisfaction of the holding period requirements described above, should be eligible for the reduced 15% US federal income tax rate. Thomson Reuters PLC dividends generally will be foreign source passive income for US foreign tax credit purposes.
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
UK stamp duty and stamp duty reserve tax
No UK stamp duty or stamp duty reserve tax (SDRT) will be payable on the transfer of an ADS, or agreement to transfer an ADS, provided that the instrument of transfer, or written agreement, is executed and retained outside the UK and does not relate to any matter or thing done, or to be done, in the UK. UK stamp duty will generally be payable on conveyances or transfers of ordinary shares, at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer (rounded up to the next multiple of £5). SDRT will be imposed, at the rate of 0.5% of the amount or value of the consideration for the transfer if an agreement is made for the transfer of ordinary shares, unless an instrument of transfer of the ordinary shares in favor of the purchaser, or its nominee, is executed and duly stamped within six years of the day that the agreement is made (or, in a case where the agreement is conditional, the day that the condition is satisfied) in which case, any SDRT paid will be repaid (together with interest where the SDRT is not less than £25) on a claim for repayment or, to the extent not paid, the charge to SDRT will be cancelled. SDRT is in general payable by the purchaser of ordinary shares, but there are regulations which provide for collection from other persons in certain circumstances, including from CREST where the relevant ordinary shares are held in CREST. UK stamp duty or SDRT will generally be imposed on any instrument transferring ordinary shares to a person, or to a nominee or agent for such a person, whose business is or includes issuing depositary receipts (such as the ADSs) for relevant securities. In these circumstances, stamp duty or SDRT will be charged at the rate of approximately 1.5% of the amount or value of the consideration for the conveyance or transfer on sale or, otherwise, 1.5% of the value of the security transferred at the date the instrument is executed.
A transfer into CREST will not be subject to this charge. A transfer of ordinary shares from a depositary, or its agent or nominee, to a transferee, which results in the cancellation of the ADS, which cancellation is liable to stamp duty as a “conveyance or transfer on sale” because it completes a sale of such ordinary shares, will be liable to ad valorem stamp duty, at the rate of 0.5% of the amount or value of the consideration, if any, for the transfer. A transfer of ordinary shares from a depositary, or its agent or nominee, to the ADS holder, which results in cancellation of the ADS but where there is no transfer of beneficial ownership, is not liable to duty as a “conveyance or transfer on sale”, but will be liable to a fixed stamp duty of £5.
US PFIC status
If a foreign company is a PFIC, based on either an income test or an asset test then certain distributions and gains can be allocated rateably over a US shareholder’s holding period, with the effect that the amount allocated to the current taxable year and any taxable year before the company became a PFIC would be taxable as ordinary income in the current year and the amount allocated to other taxable years would be taxed at the highest rate in effect for that year on ordinary income. The tax is also subject to an interest charge to recover the deemed benefit from the deferred payment of the tax attributable to each such year. Thomson Reuters PLC reasonably believes that Reuters was not a PFIC in 2007 and does not anticipate it becoming a PFIC. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, the application of the PFIC rules to the DLC structure is uncertain and involves some risk that the IRS will consider Thomson Reuters PLC to be a PFIC.
Accordingly, Thomson Reuters PLC cannot assure US holders that the IRS would agree with our belief, nor can Thomson Reuters PLC assure US holders that it will not become a PFIC. US holders are urged to consult their own tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market election with respect to Thomson Reuters PLC’s ordinary shares and ADSs in the event that Thomson Reuters PLC qualifies as a PFIC.
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
     ITEM 10F. Dividends and Paying Agents
Not applicable.
     ITEM 10G. Statement by Experts
Not applicable.
     ITEM 10H. Documents on Display
Any statement in this Form 20-F about any of Thomson Reuters PLC’s contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.
You may review a copy of Thomson Reuters PLC’s filings with the SEC, including exhibits and schedules filed with it, at the SEC’s public reference facilities in 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issues that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.
We are required to file reports and other information with the SEC under the US Exchange Act and regulations under that act. As a foreign private issuer, we are exempt from the rules under the US Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the US Exchange Act.
     ITEM 10I. Subsidiary Information
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Thomson Information
For information regarding quantitative and qualitative disclosures about market risk, see Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007, under the heading “Liquidity and Capital Resources”, filed as part of this Annual Report on Form 20-F.
Reuters Information
For information regarding quantitative and qualitative disclosures about market risk, see Item 5A. “Operating Results — Reuters Information — Supporting Financial Information — Management of Risks.”
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
For information on material modifications to the rights of security holders and use of proceeds, see Item 10C. “Material Contracts — Thomson Reuters — Summaries of Transaction Documents”.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Thomson Information
For information regarding Thomson’s controls and procedures, see Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007, under the heading “Additional Information — Disclosure Controls and Procedures”, filed as part of this Annual Report on Form 20-F.
Reuters Information
Prior to completion of the Transaction, Reuters management carried out an evaluation of the effectiveness as of December 31, 2007 of the design and operation of Reuters disclosure controls and procedures. These are designed to ensure that information required to be disclosed in reports filed under the US Exchange Act is recorded, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files under the US Exchange Act is accumulated and communicated to Reuters management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, the CEO and the CFO of Reuters concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2007 to a reasonable assurance level (within the meaning of the US federal securities laws). No changes were made in Reuters internal controls over financial reporting during the period covered by this report that materially affected, or are reasonably likely to affect materially, Reuters internal control over financial reporting.

Management’s Annual Report on Internal Control Over Financial Reporting
Thomson Information
See “Management’s Report on Internal Control over Financial Reporting” on page 1 of the audited consolidated financial statements of Thomson for the year ended December 31, 2007 set out in Exhibit 99.2 filed as part of this Annual Report on Form 20-F.
Reuters Information
In accordance with section 404 of the Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of Reuters internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the US Exchange Act). The management of Reuters is responsible for establishing and maintaining adequate internal control over financial reporting for Reuters. Reuters internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Reuters financial statements for external purposes in accordance with generally accepted accounting principles.
Reuters internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Reuters; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Reuters are being made only in accordance with authorizations of management and directors of Reuters; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Reuters assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Reuters internal control over financial reporting as of December 31, 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on that assessment, management concluded that, as of December 31, 2007, Reuters internal control over financial reporting was effective.
Report of the Independent Auditors
PricewaterhouseCoopers LLP has audited the consolidated financial statements of each of Thomson and Reuters for the financial year ended December 31, 2007 and has issued a report with respect to internal control over financial reporting of each company, See “Independent Auditors” Report attached to the audited consolidated financial statements for the year ended December 31, 2007 for Thomson and Reuters individually.

     ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
For information with respect to Thomson Reuters, see Item 6C. “Board Practices — Audit Committee.”
     ITEM 16B. CODE OF ETHICS
For information with respect to Thomson Reuters, see Item 6C. “Board Practices — Code of Business Conduct and Ethics.”
     ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Thomson Information
PricewaterhouseCoopers LLP have been the auditors of Thomson since its incorporation in 1977.
Fees payable to PricewaterhouseCoopers LLP, Toronto, Canada, with respect to The Thomson Corporation for the years ended December 31, 2007 and 2006 were as follows:

(in millions of US dollars)	2007	2006

Audit fees	$13.7	$21.1
Audit-related fees	19.0	11.5
Tax fees	10.9	7.4
All other fees	0.2	0.1

Total	$43.8	$40.1

Audit Fees
These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities.
Audit-related Fees
These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included advisory services related to internal control over financial reporting, audits of various employee benefit plans, transaction due diligence, subsidiary audits and other services related to acquisitions and dispositions.
Tax Fees
Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.
All Other Fees
Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included authoring content for inclusion in certain of Thomson’s products and services; and French translations of its financial statements, MD&A and financial information included in its prospectuses and other offering documents.

Reuters Information
For information regarding Reuters fees payable to its auditors, see Annex A-8, notes to the financial statements of Reuters for the year ended December 31, 2007, under notes “03 Operating Costs”, filed as part of this Annual Report on Form 20-F.
     ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
     ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Thomson Information
For information with respect to Thomson, see Exhibit 99.1, management’s discussion and analysis of Thomson for the year ended December 31, 2007, under the heading “Liquidity and Capital Resources — Share Repurchase Program”, filed as part of this Annual Report on Form 20-F.
Reuters Information
For information with respect to Reuters, see Annex A-8, notes to the financial statements of Reuters for the year ended December 31, 2007, under notes “27 Share Capital”, and “38 Subsequent Events” filed as part of this Annual Report on Form 20-F as well as Item 5A. “Operating Results — Reuters Information — Supporting Financial Information — Pending Transactions and Past Balance Sheet Events”.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this item.
ITEM 18. FINANCIAL STATEMENTS
The following financial statements are filed as part of this annual report on Form 20-F.

Exhibit

Reuters Information
Index to consolidated financial statements	Annex A-1
Report of Independent Registered Public Accounting Firm to the Members of Reuters Group PLC	Annex A-2
Consolidated income statement for the years ended December 31, 2007, 2006 and 2005	Annex A-3
Consolidated statement of recognized income and expense for the years ended December 31, 2007, 2006 and 2005	Annex A-4
Consolidated balance sheet as of December 31, 2007, 2006 and 2005	Annex A-5
Consolidated cash flow statement for the years ended December 31, 2007, 2006 and 2005	Annex A-6
Group accounting policies	Annex A-7
Notes to the financial statements	Annex A-8

ITEM 19. EXHIBITS

Number	Description

3.1	Thomson Reuters PLC Memorandum of Association filed herewith

3.2	Thomson Reuters PLC Articles of Association filed herewith

4.1	Implementation Agreement, dated May 15, 2007, among The Thomson Corporation, Reuters Group PLC, The Woodbridge Company Limited and Thomson-Reuters Limited, together with the agreed forms of Equalization and Governance Agreement, Thomson-Reuters PLC Deed of Guarantee and The Thomson Corporation Deed of Guarantee (incorporated by reference to Exhibit 99.1 from Reuters Form 6-K (File No. 333-08354), dated May 24, 2007)

4.2	Credit Agreement dated as of August 14, 2007 (incorporated by reference to Exhibit 99.1 from Thomson Reuters Corporation’s Form 6-K dated August 31, 2007)

4.3	364-Day Revolving Credit Agreement dated as of May 24, 2007 and as amended on June 27, 2007 (incorporated by reference to Exhibit 99.2 from Thomson Reuters Corporation’s Form 6-K dated August 31, 2007)

4.4	Trust Indenture dated as of November 20, 2007 (incorporated by reference to Exhibit 7.1 from Thomson Reuters Corporation’s Form F-9 registration statement, dated November 9, 2007)

4.5	Deposit Agreement, dated as of April 17, 2008, by and among Thomson Reuters PLC, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto)(incorporated by reference to Exhibit A from Thomson Reuters PLC’s Form F-6 registration statement dated April 17, 2008)

4.6	Service Agreement of Thomas H. Glocer with Reuters Group. PLC dated as of March 9, 2007 (incorporated by reference to Exhibit 4.10.1 from Reuters Group PLC’s Annual Report on Form 20-F dated March 16, 2007)

Number	Description

4.7	Amended and Restated Programme Agreement, dated June 9, 2006, between Reuters Group PLC, as Issuer and Guarantor, and Reuters Finance PLC, as Issuer, in respect of a £1,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 4.6 from Reuters Form 20-F annual report (File No. 333-08354), as amended, dated March 16, 2007)

4.8	Amended and Restated Trust Deed, dated June 9, 2006, among Reuters Group PLC, as Issuer and as Guarantor, and Reuters Finance PLC, as Issuer, and Citicorp Trustee Company Limited, in respect of a £1,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 4.6.1 from Reuters Form 20-F annual report (File No. 333-08354), as amended, dated March 16, 2007)

4.9	Amended and Restated Agency Agreement, dated June 9, 2006, among Reuters Group PLC as Issuer and Guarantor; Reuters Finance PLC as Issuer; Citibank, N.A. as Agent; Citigroup Global Markets Deutschland AG & CO. KGaA as Paying Agent; and Citicorp Trustee Company Limited as Trustee, in respect of a £1,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 4.6.2 from Reuters Form 20-F annual report (File No. 333-08354), as amended, dated March 16, 2007)

4.10	Final Terms dated November 24, 2006, in respect of Reuters Group PLC Issue of EUR 250,000,000 Floating Rate Notes due November 2008 under the £1,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 4.6.7 from Reuters Form 20-F annual report (File No. 333-08354), dated March 16, 2007)

4.11	Subscription Agreement of Reuters Group PLC, dated November 24, 2006, with respect to EUR 250,000,000 Floating Rate Notes due November 2008 (incorporated by reference to Exhibit 4.6.8 from Reuters Form 20-F annual report (File No. 333-08354), dated March 16, 2007)

4.12	£680,000,000 Multicurrency Revolving Facility Agreement of Reuters Group PLC, dated October 26, 2006, arranged by Citigroup Global Markets Limited; Commerzbank AG London Branch; Deutsche Bank AG, London Branch; Dresdner Bank AG Niederlassung Luxembourg; HSBC Bank plc; J.P. Morgan plc; Lloyds TSB Bank PLC; Morgan Stanley Bank International Limited; Société Générale; Standard Chartered Bank; The Royal Bank of Scotland plc; and UBS Limited, with HSBC Bank plc acting as Agent (incorporated by reference to Exhibit 4.7 from Reuters Form 20-F annual report (File No. 333-08354), dated March 16, 2007)

Number	Description

15.1	Consent of PricewaterhouseCoopers LLP London

31.1	Certification of Thomson Reuters PLC’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Thomson Reuters PLC’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Thomson Reuters PLC’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Thomson Reuters PLC’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Thomson’s management’s discussion and analysis for the year ended December 31, 2007 filed herewith

99.2	Thomson’s audited consolidated financial statements for the year ended December 31, 2007 filed herewith

99.3	Equalization and Governance Agreement (incorporated by reference to Exhibit 99.3 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

99.4	Thomson Reuters Corporation Deed of Guarantee (incorporated by reference to Exhibit 99.4 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

99.5	Thomson Reuters PLC Deed of Guarantee (incorporated by reference to Exhibit 99.5 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

99.6	Thomson Reuters Corporation Voting Share Trust Deed (incorporated by reference to Exhibit 99.6 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

99.7	Thomson Reuters PLC Voting Share Trust Deed (incorporated by reference to Exhibit 99.7 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

99.8	Special Voting Share Agreement (incorporated by reference to Exhibit 99.8 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

99.9	Reuters Trust Principles Support Agreement (incorporated by reference to Exhibit 99.9 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

Number	Description

99.10	Amended and Restated Deed of Mutual Covenant (incorporated by reference to Exhibit 99.10 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

99.11	Engagement Letter of Niall FitzGerald with Reuters Group PLC dated as of March 2, 2004 (incorporated by reference to Exhibit 4.10.5 from Reuters Group PLC’s Annual Report on Form 20-F dated March 16, 2004)

99.12	Summary Description of the Thomson Reuters PLC American Depositary Shares, evidenced by American Depositary Receipts filed herewith

99.13	Woodbridge Undertaking (incorporated by reference to Exhibit 99.11 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Dated: April 17, 2008	THOMSON REUTERS PLC
	By:	/s/ Deirdre Stanley
		Name:	Deirdre Stanley
		Title:	Executive Vice President and General Counsel

Annexes A-1 to A-8
REUTERS GROUP PLC
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

REUTERS GROUP PLC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm to the Members of Reuters Group PLC	A-2

Consolidated income statement for the years ended December 31, 2007, 2006 and 2005	A-3

Consolidated statement of recognized income and expense for the year ended December 31, 2007, 2006, and 2005	A-4

Consolidated balance sheet as of December 31, 2007, 2006 and 2005	A-5

Consolidated cash flow statement for the years ended December 31, 2007, 2006 and 2005	A-6

Group Accounting Policies	A-7.1

Notes to the financial statements	A-8.1

Report of Independent Registered Public Accounting Firm to the Members of Reuters Group PLC
In our opinion, the accompanying consolidated balance sheets and the related statements of income, of cash flows and recognised income and expense present fairly, in all material respects, the financial position of Reuters Group PLC and its subsidiaries at 31 December 2007, 2006 and 2005 and the results of their operations and cash flows for each of the three years in the period ended 31 December 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union. Also, in our opinion the company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” as set out in the “Corporate Governance” section of this Annual Report. Our responsibility is to express opinions on these financial statements and on the company’s internal control over financial reporting based on our audits which were integrated in 2007 and 2006.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London
19 March 2008

Consolidated income statement
For the year ended 31 December

		2007	2006	2005

	Notes	£m	£m	£m

Revenue	01,02	2,605	2,566	2,409
Operating costs	03	(2,355)	(2,351)	(2,251)
Other operating income	04	42	41	49
Operating profit		292	256	207
Finance income	05	117	72	41
Finance costs	05	(151)	(87)	(53)
Profit on disposal of associates, joint ventures and available-for-sale financial assets		21	76	38
Share of post-tax (losses)/profits from associates and joint ventures*	15	(6)	(4)	5
Profit before tax		273	313	238
Taxation	06	(60)	(20)	(9)
Profit for the year from continuing operations		213	293	229
Profit for the year from discontinued operations	07	14	12	253
Profit for the year		227	305	482
Attributable to:
Equity holders of the parent	11	227	305	456
Minority interest	11	—	—	26
Earnings per share
From continuing and discontinued operations
Basic earnings per ordinary share	08	18.4p	23.6p	32.6p
Diluted earnings per ordinary share	08	18.0p	23.1p	31.7p
From continuing operations
Basic earnings per ordinary share	08	17.3p	22.6p	16.3p
Diluted earnings per ordinary share	08	16.9p	22.2p	15.9p

*	Share of post-tax (losses)/profits from associates and joint ventures includes a tax charge of £1 million (2006: £2 million, 2005: £1 million).
Dividends paid and proposed during the year were £147 million (2006: £134 million, 2005: £140 million). Please refer to note 32.

Consolidated statement of recognised income and expense
For the year ended 31 December

		2007	2006	2005

	Notes	£m	£m	£m

Profit for the year		227	305	482
Actuarial gains/(losses) on defined benefit plans	11,25	98	6	(48)
Exchange differences taken directly to reserves	11,28	20	(95)	118
Exchange differences taken to the income statement on disposal of assets	11,28	—	—	(2)
Fair value gains/(losses) on available-for-sale financial assets	11,28	11	6	(15)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	11	(18)	—	(73)
Fair value gains/(losses) on net investment hedges	11,28	4	34	(39)
Fair value gains taken to the income statement on disposal of net investment hedges	11,28	—	—	(14)
Taxation on the items taken directly to or transferred from equity	11	(20)	(4)	14
Net gains/(losses) not recognised in income statement	11	95	(53)	(59)
Total recognised income for the year		322	252	423
Attributable to:
Equity holders of the parent		322	252	374
Minority interest		—	—	49
Fair value gains and losses arise as a result of application of IAS 39 by the Group, with effect from 1 January 2005. The adoption of IAS 39 resulted in an increase in equity at 1 January 2005 of £129 million, of which £2 million was attributable to the minority interest.
The consolidated reconciliation of changes in equity is set out in note 11.

Consolidated balance sheet
At 31 December

		2007	2006	2005
	Notes	£m	£m	£m

Assets
Non-current assets:
Intangible assets	13	614	559	487
Property, plant and equipment	14	404	371	358
Investments accounted for using the equity method:
Investments in joint ventures	15	21	19	32
Investments in associates	15	6	19	4
Deferred tax assets	26	286	281	276
Other financial assets and derivatives	16	62	47	22
Retirement benefit assets	25	39	18	—
		1,432	1,314	1,179
Current assets:
Inventories	18	—	1	1
Trade and other receivables	19	255	258	270
Other financial assets and derivatives	16	29	210	18
Current tax debtors		12	8	6
Cash and cash equivalents	20	251	129	662
		547	606	957
Non-current assets classified as held for sale	21	14	—	1
Total assets		1,993	1,920	2,137
Liabilities
Current liabilities:
Trade and other payables	22	(692)	(491)	(456)
Current tax liabilities	23	(247)	(196)	(228)
Provisions for liabilities and charges	24	(37)	(60)	(64)
Other financial liabilities and derivatives	16	(292)	(166)	(49)
		(1,268)	(913)	(797)
Non-current liabilities:
Provisions for liabilities and charges	24	(102)	(204)	(392)
Other financial liabilities and derivatives	16	(370)	(521)	(371)
Deferred tax liabilities	26	(115)	(110)	(66)
		(587)	(835)	(829)
Total liabilities		(1,855)	(1,748)	(1,626)
Net assets		138	172	511
Shareholders’ equity
Share capital	27	539	496	467
Other reserves	28	(1,710)	(1,738)	(1,692)
Retained earnings	11	1,309	1,414	1,736
Total parent shareholders’ equity		138	172	511
Minority interest in equity		—	—	—
Total equity		138	172	511
The financial statements on pages A-3 to A-8.89 were approved by the Board of Directors on 19 March 2008.

Tom Glocer	David Grigson
CEO	CFO

Consolidated cash flow statement
For the year ended 31 December

		2007	2006	2005
	Notes	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	29	534	311	271
Interest received		67	42	55
Interest paid		(99)	(61)	(49)
Tax paid		(26)	(34)	(24)
Net cash flow from operating activities		476	258	253
Cash flows from investing activities
Acquisitions, net of cash acquired	30	(39)	(67)	(124)
Disposals, net of cash disposed	30	23	65	246
Purchases of property, plant and equipment		(116)	(122)	(145)
Proceeds from sale of property, plant and equipment		19	5	3
Purchases of intangible assets		(109)	(106)	(40)
Purchases of available-for-sale financial assets		(1)	—	(1)
Proceeds from sale of available-for-sale financial assets		23	—	85
Proceeds from closing of derivative contract		2	—	—
Dividends received		3	3	5
Net cash used in investing activities		(195)	(222)	29
Cash flows from financing activities
Proceeds from issue of shares		47	32	10
Share buyback		(174)	(527)	(223)
Decrease/(increase) in short-term investments		194	(196)	248
(Decrease)/increase in borrowings		(66)	270	(144)
Equity dividends paid to shareholders		(147)	(134)	(140)
Equity dividends paid to minority interests		—	—	(23)
Net cash used in financing activities		(146)	(555)	(272)
Exchange gains/(losses) on cash and cash equivalents		2	(13)	66
Net increase/(decrease) in cash and cash equivalents		137	(532)	76
Cash and cash equivalents at the beginning of the year		105	637	561
Cash and cash equivalents at the end of the year	31	242	105	637

Group Accounting Policies
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to 2007, 2006 and 2005, unless otherwise stated.
Basis of accounting
The financial statements have been prepared under the historical cost convention, unless otherwise stated below, and in accordance with the Companies Act 1985, International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations as adopted by the European Union (EU) and issued by the IASB. All IFRS issued by the IASB, effective at the time of preparing these financial statements, have been adopted by the EU through the endorsement procedure established by the European Commission, with the exception of the International Accounting Standard IAS39 ‘Financial Instruments: Recognition and measurement’ related to the hedging portfolio.
Since the company is not affected by the provisions regarding portfolio hedging that are not required by the EU-endorsed version of IAS39, the accompanying financial statements comply with both IFRS as adopted by the EU and IFRS issued by the IASB.
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
The areas which require a higher degree of judgement include impairments, intangible assets, defined benefit pension plans, share-based payments, provisions, leases, segment reporting and taxation.
Standards, amendments and interpretations effective in 2007
IFRS7, ‘Financial instruments: Disclosures’ and the complementary amendment to IAS1, ‘Presentation of financial statements — Capital Disclosures’, were adopted during the year introducing new disclosures relating to financial instruments. Adoption of the standards has not had any impact on the classification or valuation of the Group’s financial instruments.
Basis of consolidation
The consolidated financial statements include the financial statements of Reuters Group PLC and its subsidiaries and the Group’s share of the post-acquisition results of associates and joint ventures.
Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and de-consolidated from the date on which control ceases.
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

A-7.1

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

A-7.2

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
Dividend revenue is recognised when the Group’s right to receive payment is established.
Pensions and similar obligations
The Group operates defined contribution and defined benefit pension plans and provides post-retirement medical benefits.
Payments to defined contribution pension plans are charged as an expense to the income statement, as incurred, when the related employee service is rendered. The Group has no further legal or constructive payment obligations once the contributions have been made. A defined benefit plan is a pension plan that is not a defined contribution plan.
For defined benefit pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method and is charged to the income statement so as to spread the service cost over the service lives of the employees. An interest cost representing the unwinding of the discount rate on the scheme liabilities, net of the expected return on scheme assets, is charged to the income statement. The asset or liability recognised in the balance sheet, in respect of defined benefit plans, is the fair value of the defined benefit obligation at the balance sheet date. Pension scheme surpluses are recognised only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Group can unilaterally reduce future contributions to the plan. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in a currency in which the benefits will be paid and that have terms of maturity approximating to the terms of the relevant pension liability.
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

A-7.3

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

A-7.4

Impairment of non-financial assets
Goodwill is not subject to amortisation and is tested annually for impairment.
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

A-7.5

Financial Assets
Classification
The Group classifies its financial assets in the following categories:
•	financial assets at fair value through profit and loss;
•	loans and receivables;
•	available-for-sale financial assets.
The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.
Financial assets at fair value through profit and loss
This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets and initially recognised at fair value on the trade date and subsequently remeasured at each reporting date. Transaction costs directly attributable to the acquisition of the asset are recognised immediately in the income statement. Interest or dividend income is recognised separately from the net gain or loss on the asset. Realised and unrealised gains and losses are included in the income statement in the period in which they arise.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently measured at amortised cost, using the effective interest method. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.
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

A-7.6

Trade receivables
Trade receivables do not carry interest and are initially measured at their fair value, as reduced by appropriate allowances for estimated irrecoverable amounts, and subsequently measured at amortised cost. A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of these receivables. The amount of the provision is the difference between the carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement. When a trade receivable is uncollectible it is written off against the provision.
Trade payables
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
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
Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised cost, adjusted for fair value movements in respect of related fair value hedges. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.
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

A-7.7

Derivative financial instruments and hedging
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either:
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
Net investment hedges
Derivatives and foreign currency borrowings are used as hedges for net investments in foreign operations. Any gain or loss on a derivative hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement within operating costs. Any gain or loss on foreign currency borrowings used as a hedge is recognised in equity, subject to effectiveness.
Gains and losses accumulated in equity are recognised in the income statement on disposal or impairment of the foreign operation.
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

A-7.8

Financial guarantees
Financial guarantees are non-derivative financial liabilities which are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, and the amount initially recognised.
Fair value estimation
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

A-7.9

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
Segment reporting
Business segmentation is the primary reporting dimension for the Group, with geographical segmentation being the secondary reporting dimension. Accordingly, the four business divisions (Sales & Trading, Research & Asset Management, Enterprise, and Media), are the primary reporting segments for the Group.
Note 1 outlines in detail the allocation approach in respect of divisional results, costs, assets and liabilities.
Standards, interpretations and amendments to issued standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after 1 January 2008 or later periods but which have not yet been adopted by the EU or which the Group has chosen not to adopt early. The new standards which are expected to be relevant to the Group’s operations are as follows:
Standards, interpretations and amendments to issued standards adopted by the EU
IFRS 8 ‘Operating Segments’ (effective from 1 January 2009)
IFRS 8 replaces IAS 14 ‘Segment Reporting’ and aligns segment reporting with the requirements of US accounting standards FAS 131 ‘Disclosures about Segments of an Enterprise and Related Information’. The new standard uses a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The Group has assessed the impact of IFRS 8 and concluded that segment reporting will continue to be focused on the business divisions with the distinction between primary and secondary segments being removed.
IAS 1 (revised) ‘Presentation of Financial Statements’ (effective from 1 January 2009)
IAS 1 (revised) constitutes Phase A of the IASB’s project on performance reporting. Where previously companies were required to present only one of either a Statement of Recognised Income and Expense (SORIE) or a Statement of Recognised Changes in Equity (SOCIE), the amendments require companies to present both a SOCIE and either a statement of comprehensive income or an income statement accompanied by a statement of other comprehensive income as financial statements (formerly referred to as “primary statements”). Other changes include the requirement to present a statement of financial position (balance sheet) as at the beginning of the comparative period when an entity restates the comparatives following a change in accounting policy, the correction of an error, or the reclassification of items in the financial statements; and clarification of disclosure requirements relating to income tax on items recognised in other comprehensive income, dividends, and recycling to the income statement/comprehensive income of gains previously recognised in other comprehensive income. The Group has assessed the impact of the revision and concluded that it is not likely to have a significant effect on the Group’s financial statements.
IFRIC 11 ‘IFRS 2 — Group and Treasury Share Transactions’ (effective from 1 January 2008)
IFRIC 11 addresses share-based payment arrangements in which (a) an entity grants its employees a right to equity instruments of the entity, and either chooses or is required to buy those equity instruments from another party or the shareholder provides the equity instruments needed to settle the share-based payment arrangement; and (b) a subsidiary entity’s employees are granted rights to equity instruments of the parent

A-7.10

entity (or another entity in the same group), in particular, arrangements in which the parent entity or the subsidiary entity grants those rights direct to the subsidiary entity’s employees. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.
Standards, interpretations and amendments to issued standards not yet adopted by the EU
IAS 23 (revised) ‘Borrowing Costs’ (effective from 1 January 2009)
The amendments to IAS 23 remove the option of expensing borrowing costs relating to qualifying assets. Although the amendments are intended to clarify definitions of qualifying assets and eligible borrowing costs (especially in the case of land under development) the amendments are not intended to change the definitions fundamentally. The Group has assessed the impact of IAS 23 (revised) and the current policy will need to be amended from 1 January 2009 onwards to capitalise borrowing costs.
IFRIC 12 ‘Service Concession Arrangements’ (effective from 1 January 2008)
IFRIC 12 provides guidance on certain recognition and measurement issues that arise in accounting for public and private service concession arrangements. It amends IFRIC 4 to exclude from the scope of IFRIC 4 any service concession arrangements that fall within the scope of IFRIC 12. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.
IFRIC 13 ‘Customer Loyalty Programmes’ (effective from 1 July 2008)
Where a customer loyalty programme operates, IFRIC 13 requires an entity to separate sales revenue into revenue for sale of the goods or services and revenue for sale of the loyalty points (based on the fair value of the loyalty points); with the latter being deferred until the loyalty points are redeemed. The IFRIC explains how to determine the fair value of the consideration for the loyalty points and how to account for redemption. It also addresses whether agency relationships arise where a third party provides the loyalty reward, and when a loyalty scheme might be considered to be onerous. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.
IFRIC 14 ‘IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’(effective from 1 January 2008)
IFRIC 14 clarifies the requirements of IAS 19, which limits the measurement of a defined benefit asset to the “present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan” plus unrecognised gains and losses; this is known as the “asset ceiling”. The IFRIC addresses when refunds or reductions in future contributions should be regarded as available; how a minimum funding requirement might affect the availability of reductions in future contributions; and when a minimum funding requirement might give rise to an additional liability.

A-7.11

Notes to the financial statements
01 Segmental analysis — income statement
Primary reportable segments — business divisions
The Group operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise, and Media. Therefore, the Group’s primary segmental reporting is by business division. In order to report segmental results, it is necessary to determine a methodology to allocate revenue, operating costs, other operating income, assets and liabilities to these segments.
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
From 1 January 2007, Reuters made changes to the allocation of revenue and operating costs among business divisions to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.
Communications revenues are no longer allocated as Recoveries to Sales & Trading, but are allocated among business Divisions in line with the products with which they are associated. Reuters Messaging costs are no longer allocated to Sales & Trading, but are allocated to Enterprise to reflect the management of the Messaging product within the Enterprise Division. A proportion of Messaging costs are then charged to the other Divisions based on desktop accesses, to reflect the value of the embedded Messaging capability in desktop products.
2006 comparatives have therefore been restated to decrease recoveries revenues by £80 million, increase other product revenues by £51 million and decrease operating costs by £37 million in Sales & Trading, to increase other product revenue by £6 million and increase operating costs by £9 million in Research & Asset Management, to increase other product revenue by £23 million and increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.
2005 comparatives have been restated to decrease recoveries revenues by £44 million, increase other product revenues by £27 million and decrease operating costs by £13 million in Sales & Trading, to increase other product revenue by £5 million and increase operating costs by £5 million in Research & Asset Management, to increase other product revenue by £12 million and increase operating costs by £6 million in Enterprise and to increase operating costs by £2 million in Media.

A-8.1

The tables below show a segmental analysis of results for continuing operations. For information relating to discontinued operations, please refer to note 7.

	2007
		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,619	363	451	172	2,605
Operating costs	(1,440)	(339)	(371)	(160)	(2,310)
Other operating income	27	5	7	3	42
Divisional operating profit*	206	29	87	15	337
Thomson deal related costs					(45)
Operating profit					292
Finance income					117
Finance costs					(151)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					21
Share of post-taxation losses from associates and joint ventures					(6)
Profit before taxation					273
Taxation					(60)
Profit for the year from continuing operations					213

*	Divisional operating profit is operating profit less Thomson deal-related costs

A-8.2

	Restated
	2006
		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,661	304	431	170	2,566
Operating costs	(1,506)	(324)	(362)	(159)	(2,351)
Other operating income	27	5	6	3	41
Operating profit	182	(15)	75	14	256
Finance income					72
Finance costs					(87)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					76
Share of post-taxation profits from associates and joint ventures					(4)
Profit before tax					313
Taxation					(20)
Profit for the year from continuing operations					293

A-8.3

	Restated
	2005
		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,596	263	397	153	2,409
Operating costs	(1,482)	(298)	(323)	(148)	(2,251)
Other operating income	37	—	8	4	49
Operating profit	151	(35)	82	9	207
Finance income					41
Finance costs					(53)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					38
Share of post-taxation profits from associates and joint ventures					5
Profit before tax					238
Taxation					(9)
Profit for the year from continuing operations					229
Divisional revenue comprises sales to external customers only. Divisional revenue from transactions with other segments is £nil (2006: £nil, 2005: £nil)
The following table shows the aggregate of each business division’s share of results of associates and joint ventures:

	2007	2006	2005

	£m	£m	£m

Sales & Trading	(5)	(4)	2
Research & Asset Management	1	—	—
Enterprise	—	—	—
Media	(2)	—	3
Share of post-taxation (losses)/profits from associates and joint ventures	(6)	(4)	5

A-8.4

The following table provides information relating to depreciation, amortisation, impairments and other significant non-cash expenses included in the divisional operating costs above:

			2007			2006			2005

	Depreciation		Other	Depreciation		Other	Depreciation		Other
	and		non-cash	and		non-cash	and		non-cash
	amortisation	Impairments	expenses	amortisation	Impairments	expenses	amortisation	Impairments	expenses
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sales & Trading	99	20	27	95	—	36	89	1	39
Research & Asset Management	19	—	6	19	—	7	19	—	4
Enterprise	32	1	6	22	—	8	20	1	2
Media	7	—	2	5	—	3	4	1	1
Total	157	21	41	141	—	54	132	3	46
Please refer to note 13 for more information relating to impairments.
Secondary reportable segments — geographical
Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.
The following table represents revenue from external customers by geographical area based on the geographical location of the customers:

	2007	2006	2005
Revenue	£m	£m	£m

Europe, Middle East & Africa*	1,441	1,396	1,330
Americas	701	709	651
Asia	463	461	428
Total revenue	2,605	2,566	2,409

*	To reflect the way Reuters was managed from 2006, UK & Ireland, EMEA West and EMEA East have been combined into one geographical location.

A-8.5

02 Revenue by type
An analysis of the Group’s revenue from sale of goods and services by type is set out below:

	2007	2006	2005

	£m	£m	£m

Recurring	2,394	2,363	2,235
Usage	139	132	104
Outright	72	71	70
Total revenue	2,605	2,566	2,409
Customers generally pay for Reuters products and services in three ways. Recurring revenue is generated through subscription fees to cover access of terminals and maintenance fees for software. Usage revenue is principally derived from matching and trading transactions, and advertising revenues. Outright revenue comprises once-off sales including information and risk management solutions.
03 Operating costs

	2007	2006	2005
Costs by nature	£m	£m	£m

Salaries, commission and allowances	756	763	761
Social security costs	78	64	67
Share-based payments (see note 33)	36	30	30
Pension costs (see note 25)	40	61	55
Total staff costs	910	918	913
Services*	529	512	455
Depreciation	96	95	99
Data	319	323	281
Communications	249	279	289
Space	156	151	162
Amortisation of intangibles	61	46	33
Impairments	21	—	3
Losses on derivative financial instruments	14	25	—
Losses on ineffective portion of net investment hedges	—	—	1
Losses on financial assets designated at fair value through profit and loss	—	—	15
Foreign exchange losses	—	2	—
Total operating costs	2,355	2,351	2,251

	2007	2006	2005
Costs by nature	£m	£m	£m

Operating costs include:
Research and development expenditure	100	83	92
Operating lease expenditure:
Hire of equipment	9	6	6
Other, principally property	76	74	67
Advertising	15	19	17

*	Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses.

A-8.6

An analysis of fees payable by the Group to the company’s auditors is set out below:

	2007	2006	2005

	£m	£m	£m

Fees payable to the company’s auditor for the audit of the company’s annual accounts	2.5	2.2	2.9
Fees payable to the company’s auditor and its associates for other services:
The audit of the company’s subsidiaries, pursuant to legislation	1.9	1.3	1.3
Other services pursuant to legislation	3.4	0.6	0.4
Tax services	0.7	1.0	2.6
Services relating to corporate finance transactions	—	0.2	0.4
All other services	0.3	0.2	0.3
Total fees payable	8.8	5.5	7.9
United Kingdom	7.3	3.9	3.8
Overseas	1.5	1.6	4.1
The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.
In 2007 other services pursuant to legislation include fees relating to the proposed acquisition of Reuters by Thomson.
Fees paid to PricewaterhouseCoopers for the audit of Reuters pension schemes total £0.2 million.

A-8.7

04 Other operating income

	2007	2006	2005

	£m	£m	£m

Profit on disposal of subsidiaries	3	4	4
Gains on derivative financial instruments	1	5	18
Gains on ineffective portion of net investment hedges	1	1	—
Investment income	1	—	1
Foreign exchange gains	4	—	3
Profit on disposal of property, plant and equipment	10	2	—
Other income	22	29	23
Total other operating income	42	41	49
Other income principally comprises amounts received in respect of services provided by Reuters to joint ventures and other parties.
05 Finance income and finance costs

	2007	2006	2005

	£m	£m	£m

Interest receivable from:
Available-for-sale assets — listed investments	—	—	1
Loans and receivables — unlisted investments	18	16	18
Derivative financial instruments — hedging instruments	49	33	18
Fair value gains on financial instruments:
Derivative financial instruments: fair value hedges	46	3	1
Fair value adjustment to borrowings relating to interest rate risk	4	13	—
Foreign exchange gain on retranslation of borrowings	—	7	3
Total finance income	117	72	41
Interest payable on:
Financial liabilities measured at amortised cost — bank loans and overdrafts	(2)	(6)	(4)
Financial liabilities measured at amortised cost — other borrowings	(38)	(23)	(23)
Derivative financial instruments — hedging instruments	(54)	(35)	(17)
Fair value losses on financial instruments:
Derivative financial instruments: fair value hedges	—	(19)	(1)
Fair value adjustment to borrowings relating to interest rate risk	—	—	(1)
Foreign exchange retranslation of borrowings	(50)	—	—
Derivative financial instruments at fair value — held for trading:
Interest payable	(6)	(3)	(5)
Unwinding of discounts	(1)	(1)	(2)
Total finance costs	(151)	(87)	(53)

A-8.8

06 Taxation
Analysis of charge for the year

	2007	2006	2005

	£m	£m	£m

Current taxation:
Continuing operations	81	(10)	(10)
Discontinued operations	(4)	12	50
	77	2	40
Deferred taxation (see note 26):
Continuing operations	(21)	30	19
Discontinued operations	—	(12)	13
	(21)	18	32
Continuing operations	60	20	9
Discontinued operations	(4)	—	63
Total taxation	56	20	72
Tax on items recognised in equity

		2007		2006		2005

	Continuing	Discontinued	Continuing	Discontinued	Continuing	Discontinued
	£m	£m	£m	£m	£m	£m

Current tax credit on unrealised exchange movements	(2)	—	(7)	—	—	—
Deferred tax charge/(credit) on actuarial losses on defined benefit plans	21	—	1	—	(10)	—
Deferred tax credit on stock options	(4)	—	(1)	—	(10)	(1)
Current tax charge/(credit) on revaluations and fair value movements	1	—	10	—	(4)	—

A-8.9

Factors affecting tax charge for the year
The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2007	2006	2005

	£m	£m	£m

Profit before tax	273	313	238
Profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2006: 30%, 2005: 30%)	82	94	71
Effects of:
Non-tax deductible amortisation and impairment of intangibles	5	5	4
Expenses not deductible for tax purposes	12	2	4
Non-taxable investment disposals and impairments	(6)	(15)	(13)
Adjustments in respect of prior years	(11)	(56)	(23)
Recognition of tax losses that arose in prior years	—	(4)	(33)
Effects of changes in tax rates on deferred taxes	8	—	—
Other differences	(30)	(6)	(1)
Total taxation for continuing operations	60	20	9
Other differences are primarily due to overseas profits taxed at rates different to those in the UK, and the geographical mix of profits in the Group.
On 12 March 2007, the UK Government announced that the standard rate of corporation tax will be reduced to 28% for profits arising after 31 March 2008. As a result of this change of rate, the UK deferred tax assets and liabilities of the group have been remeasured to reflect the expected realisable value of those assets and liabilities at the reduced rate of tax.
The tax charge for the year includes a charge of £20 million in respect of UK tax (2006: credit of £34 million; 2005: charge of £16 million), of which £6 million relates to the effect on deferred taxes of the announced reduction in UK tax rate.

A-8.10

07 Discontinued operations
The ‘Profit for the year from discontinued operations’ line within the income statement comprises the post-tax profit or loss of discontinued operations and the post-tax profit or loss on their disposal.
The Group has no activities which are required to be classified as discontinued operations during 2007. However, additional gains totalling £14 million (2006: £12 million) have been recognised in 2007. £10 million (2006: £12 million) relates to the disposal of Instinet Group, which was classified as a discontinued operation during 2005 and a further £4 million relating to associated costs of the disposal of Radianz. The gains relate to tax settlements and the release of tax provisions no longer required.

	2007	2006	2005

	£m	£m	£m

Profits after tax of subsidiaries (net of tax £nil, 2006: £nil, 2005: £20 million)	—	—	69
Profit on disposal of subsidiaries (net of tax, £nil 2006: £nil, 2005: £43 million)	14	12	184
Profit for the year from discontinued operations	14	12	253
Basic earnings per ordinary share for discontinued operations	1.1p	1.0p	16.3p
Diluted earnings per ordinary share for discontinued operations	1.1p	0.9p	15.8p
Basic and diluted earnings per share are calculated using the weighted average number of ordinary shares as disclosed in note 8.
Discontinued operations in 2005
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

A-8.11

The results of Instinet Group and BTC are as follows:

	2007	2006	2005

	£m	£m	£m

Results of Instinet and BTC
Revenue	—	—	466
Operating costs	—	—	(402)
Operating profit	—	—	64
Finance income	—	—	13
Profit on disposal of available-for-sale financial assets	—	—	12
Profit before taxation	—	—	89
Taxation	—	—	(20)
Profit for the period	—	—	69
The net cash flow attributable to discontinued operations is as follows:

	2007	2006	2005

	£m	£m	£m

Cash generated from discontinued operations (see note 29)	—	—	3
Tax paid	—	—	(13)
Interest received	—	—	13
Interest paid	—	—	—
Net cash flow from operating activities	—	—	3
Net cash flow from investing activities*	—	—	(474)
Net cash flow from financing activities	—	—	(85)
Exchange gains on cash and cash equivalents	—	—	57
Decrease in cash and cash equivalents from discontinued operations	—	—	(499)

*	Net cash flow from investing activities in 2005 includes £582 million relating to cash held by subsidiaries at the date of disposal.
08 Earnings per ordinary share
Basic earnings per ordinary share is based on the results attributable to equity shareholders and on the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Reuters Employee Share Ownership Trusts and shares purchased as part of the ongoing buyback programme and held as treasury shares.
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares used in the basic earnings per share calculation to assume conversion of all dilutive potential ordinary shares resulting from outstanding share options.

A-8.12

	2007	2006	2005
Weighted average number in millions	£m	£m	£m

Ordinary shares in issue	1,479	1,455	1,438
Non-vested shares held by Employee Share Ownership Trusts	(28)	(30)	(32)
Shares repurchased	(212)	(128)	(10)
Basic earnings per share denominator	1,239	1,297	1,396
Issuable under employee share schemes	25	24	41
Diluted earnings per share denominator	1,264	1,321	1,437

Earnings per share from continuing and discontinued operations	2007	2006	2005

Profit attributable to equity holders of the company (£m)	227	305	456
Basic earnings per share	18.4p	23.6p	32.6p
Diluted earnings per share	18.0p	23.1p	31.7p

Earnings per share from continuing operations	2007	2006	2005

Profit attributable to equity holders of the company (£m)	213	293	229
Basic earnings per share	17.3p	22.6p	16.3p
Diluted earnings per share	16.9p	22.2p	15.9p

A-8.13

09 Remuneration of directors
Details of senior management remuneration are given in note 34. Directors’ emoluments, pension arrangements, long-term incentive plans and share option plans are as follows:
Directors’ remuneration for 2007

	Salary/				Compensation	2007	2006
	Fees	Bonus	Benefits[1]	Allowance2&5	for Loss of Office	Total	Total
	£000	£000	£000	£000	£000	£000	£000

Niall FitzGerald, KBE 3&4	525	—	3	—	—	528	503
Lawton Fitt [6]	69	—	—	30	—	99	88
Penny Hughes [7]	54	—	—	10	—	64	50
Ed Kozel [16]	17	—	—	10	—	27	85
Sir Deryck Maughan [7]	54	—	—	25	—	79	70
Nandan Nilekani [8]	55	—	—	25	—	80	—
Ken Olisa [8]	55	—	—	10	—	65	50
Dick Olver [9]	67	—	—	10	—	77	68
Ian Strachan [10]	64	—	—	10	—	74	60
Tom Glocer 11&15	888	1,267	451	—	—	2,606	2,265
David Grigson [12]	482	579	13	80	—	1,154	1,087
Devin Wenig [13]	448	532	43	10	—	1,033	1,001

Total emoluments of directors [14]	2,778	2,378	510	220	—	5,886	5,327

Notes:
All amounts have been rounded up to the nearest thousand.
The following conversion rates were used: US$2: £1, Swiss Franc 2.4: £1, Hong Kong $15.59: £1. These were the average rates in effect during 2007.

1	Items included under Benefits are those provided as goods and services received during the year.

2	Items included under Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.

3	Non-cash benefits received by Niall FitzGerald consist of chauffeur benefits of £2,661.

4	Niall FitzGerald has waived his £10,000 Nominations Committee chairman fee.

5	Allowances paid to Lawton Fitt, Penny Hughes, Ed Kozel, Deryck Maughan, Nandan Nilekani, Ken Olisa, Dick Olver and Ian Strachan represent travel allowances to attend overseas board meetings.

A-8.14

6	Fees paid to Lawton Fitt include £18,333 in respect of her position as Chairman of the Audit Committee.

7	Fees paid to Penny Hughes and Deryck Maughan include £3,333 each as members of the Remuneration Committee.

8	Fees paid to Nandan Nilekani and Ken Olisa include £5,000 each as members of the Audit Committee.

9	Fees paid to Dick Olver include £5,000 in respect of his position as member of the Audit Committee, and £11,667 in respect of his position as the Senior Independent Director. Dick Olver was over-paid in error by the company in 2007 by £8,351 and the amount was repaid after year end.

10	Fees paid to Ian Strachan include £13,333 in respect of his position as Chairman of the Remuneration Committee.

11	Non-cash benefits received by Tom Glocer included accommodation costs of £268,143, tax services of £109,681 (including those related to the Thomson transaction), company car and healthcare benefits totalling £36,210, long-term disability insurance of £2,100, and family travel of £34,473.

12	Non-cash benefits received by David Grigson included healthcare benefits of £1,311 and long-term disability insurance of £1,300, tax services of £3,231 and a car benefit of £6,425. Cash allowances consisted of an annual car allowance of £7,420, of which £3,188 was repaid after year end in lieu of his car benefit and a retirement allowance of £74,930.

13	Non-cash benefits received by Devin Wenig consisted of healthcare benefits of £36,323 and tax services of £6,081. Cash allowances consisted of a car allowance of £9,600. Devin Wenig’s salary is paid in US dollars and the total amount reflected in the table is contractually split between his role as executive director and Chief Operating Officer.

14	The total aggregate emoluments for the directors for the period 1 January 2007 to 31 December 2007 were £5.9m. The total emoluments for 2006 were £5.3m.

15	During the year a group company paid certain personal expenses on behalf of Tom Glocer. The amount due from Tom Glocer at 31 December 2007, which was the maximum outstanding during the year, was £1,435. No interest was charged. Tom Glocer repaid the amount as soon as he was informed that any personal expenses had been borne by the company.

16	Ed Kozel resigned as a director on 27 April 2007.
Other senior managers’ remuneration

					Compensation
	Salary/				for Loss	2007	2006
	Fees	Bonus [1]	Benefits	Allowance	of Office	Total	Total
	£000	£000	£000	£000	£000	£000	£000

Other senior managers as a group (16 persons) (2006:
17 persons)	4197	5,047	202	228	—	9,674	7,019

Notes:

All amounts have been rounded up to the nearest thousand.

The following conversion rates were used: US$2: £1, Swiss Franc 2.4: £1, Hong Kong $15.59: £1. These were the average rates in effect during 2007.

1	In 2007, in addition to the annual bonus scheme, the Remuneration Committee approved an additional one-off bonus to selected employees (excluding executive directors) on profits over and above a target trading profit.

A-8.15

Directors’ pensions
Tom Glocer, David Grigson and Devin Wenig participate in defined contribution pension arrangements. Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary during 2007 and in 2008. He is entitled to a lump sum death-in-service benefit of four times basic salary.
David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 24% of salary up to a salary cap of £112,800. He is entitled to a lump sum death-in-service benefit of four times basic salary.
Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of $1 million.
Contributions and allocations (including the cost of life cover) in respect of these directors in 2007 were:

		Company
		contribution
		in respect
		of period
	Age	£000

Tom Glocer	48	226
David Grigson	53	28
Devin Wenig	41	28
The information shown complies with requirements under both the UK Listing Authority and the Directors’ Remuneration Report Regulations 2002.
The total amount of contributions or accruals made in 2007 to provide pension and similar benefits for the directors was £369,981 (2006: £395,854) and for the executive directors and the other senior managers as a group was £1,312,580 (2006: £1,178,386).
These aggregate figures also include an accrual of £88,000 and £107,000 respectively for the investment returns within the US executive pension arrangements. These investment returns are calculated based on each individual’s notional fund choices made by reference to actual investment funds and the actual investment returns achieved on these funds.

A-8.16

Directors’ interests in long-term plans

							Market
					Market		price			Number
					price		per			at 31 Dec
			Number at 1	Number	per	Number	share	Number	Number	2007 (or
		Date	Jan 2007 (or	granted	share	vested	at	(released)	(lapsed)	earlier	End of
		of	later date of	during	at	during	vesting	during	during	date of	qualifying	Expiry
	Plan	award	appointment)	period	grant	period	date	period	period	departure)	period	date

Thomas Glocer	LTIP1&2	20-Feb-02	234,974	—	—	—	—	—	(234,974)	—	31-Dec-06	01-Jan-07

		24-Feb-03	1,731,277	—	—	—	—	—	—	1,731,277	31-Dec-07	01-Jan-08

		23-Feb-04	544,094	—	—	544,094	£4.35	(544,094)	—	—	31-Dec-06	01-Jan-07

		11-Mar-05	417,228	—	—	—	—	—	—	417,228	31-Dec-07	01-Jan-08

		15-Mar-06	500,000	—	—	—	—	—	—	500,000	31-Dec-08	01-Jan-09

		13-Mar-07[3]	—	500,000	£4.42	—	—	—	—	500,000	31-Dec-09	01-Jan-10

Total			3,427,573	500,000		544,094		(544,094)	(234,974)	3,148,505

Devin Wenig	LTIP1&2	20-Feb-02	22,047	—	—	—	—	—	(22,047)	—	31-Dec-06	01-Jan-07

		24-Feb-03	200,000	—	—	—	—	—	—	200,000	31-Dec-07	01-Jan-08

		23-Feb-04	200,000	—	—	200,000	£4.35	(200,000)	—	—	31-Dec-06	01-Jan-07

		11-Mar-05	163,468	—	—	—	—	—	—	163,468	31-Dec-07	01-Jan-08

		15-Mar-06	250,000	—	—	—	—	—	—	250,000	31-Dec-08	01-Jan-09

		13-Mar-07[3]	—	300,000	£4.42	—	—	—	—	300,000	31-Dec-09	01-Jan-10

Total			835,515	300,000		200,000		(200,000)	(22,047)	913,468

David Grigson	LTIP1&2	20-Feb-02	37,205	—	—	—	—	—	(37,205)	—	31-Dec-06	01-Jan-07

		24-Feb-03	200,000	—	—	—	—	—	—	200,000	31-Dec-07	01-Jan-08

		23-Feb-04	200,000	—	—	200,000	£4.35	(200,000)	—	—	31-Dec-06	01-Jan-07

		11-Mar-05	163,468	—	—	—	—	—	—	163,468	31-Dec-07	01-Jan-08

		15-Mar-06	200,000	—	—	—	—	—	—	200,000	31-Dec-08	01-Jan-09

		13-Mar-07[3]	—	200,000	£4.42	—	—	—	—	200,000	31-Dec-09	01-Jan-10

Total			800,673	200,000		200,000		(200,000)	(37,205)	763,468

Notes:

1	The LTIP awards are subject to certain performance conditions.

2	LTIP awards to executive directors prior to 2004 are subject to a retention period of two years from vesting, save that this is reduced to one year where the performance period has been extended to five years. For awards made in or prior to 2003, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For LTIP awards made from 2004 onwards no re-testing is permitted.

LTIP 2002 did not meet performance conditions and therefore lapsed. Had the awards vested, they would have been released in March 2007.

LTIP 2003 and 2005 did not meet performance conditions and subsequently lapsed in February 2008.

3	2007 awards.

4	Subject to performance conditions being met, share awards are due for release as soon as possible after vesting (subject to any restricted period).

A-8.17

Senior managers’ interests in long-term plans

							Market
					Market		price			Number
					price		per			at 31 Dec
			Number at 1	Number	per	Number	share	Number	Number	2007 (or
		Date	Jan 2007 (or	granted	share	vested	at	(released)	(lapsed)	earlier	End of
		of	later date of	during	at	during	vesting	during	during	date of	qualifying	Expiry
	Plan	award	appointment)	period	grant	period[4]	date	period[4]	period	departure)	period	date

Other senior managers as a group (16 persons) (2006:
17 persons) [5]	LTIP1&2	20-Feb-02	96,017	—	—	—	—	—	(96,017)	—	31-Dec-06	01-Jan-07

		24-Feb-03	650,145	—	—	—	—	—	—	650,145	31-Dec-07	01-Jan-08

		23-Feb-04	290,022	—	—	290,022	£4.35	(290,022)	—	—	31-Dec-06	01-Jan-07

		03-Dec-04	92,368	—	—	92,368	£4.35	(92,368)	—	—	31-Dec-06	01-Jan-07

		11-Mar-05	336,602	—	—	—	—	—	—	336,602	31-Dec-07	01-Jan-08

		15-Mar-06	479,937	—	—	—	—	—	—	479,937	31-Dec-08	01-Jan-09

		02-Aug-06	64,000	—	—	—	—	—	—	64,000	31-Dec-08	01-Jan-09

		13-Mar-07	—	884,556	£4.42	—	—	—	—	884,556	31-Dec-09	01-Jan-10

	RSP[3]	27-Aug-04	52,450	—	£3.21	26,225	£6.32	(26,225)	—	26,225	27-Aug-06	27-Aug-08

		03-Dec-04	17,238	—	£3.89	8,619	£6.32	(8,619)	—	8,619	03-Dec-06	03-Dec-08

		11-Mar-05	158,235	—	£4.19	52,745	£4.42	(52,745)	—	105,490	11-Mar-06	11-Mar-09

		02-Aug-05	14,724	—	£3.89	4,908	£6.09	(4,908)	—	9,816	02-Aug-06	02-Aug-09

		15-Mar-06	292,867	—	£3.93	168,637	£4.28	(168,637)	—	124,230	15-Mar-07	15-Mar-10

		13-Mar-07	—	293,124	—	—	—	—	—	293,124	13-Mar-08	13-Mar-11

		07-Aug-07	—	131,252	—	—	—	—	—	131,252	07-Aug-08	07-Aug-11

Total			2,544,605	1,308,932		643,524		(643,524)	(96,017)	3,113,996

Notes:

1	The LTIP awards are subject to certain performance conditions.

2	For awards made in or prior to 2004, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For LTIP awards made from 2004 onwards no re-testing is permitted.

LTIP 2002 did not meet performance conditions and therefore lapsed. Had the awards vested, they would have been released in March 2007.

LTIP 2003 and 2005 did not meet performance conditions and subsequently lapsed in February 2008.

3	The restricted share plan was introduced in 2004. Restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GLT. The indicated awards were made prior to the appointment of the relevant individuals as GLT members. RSP awards were also made to GLT members in lieu of the DSOP awards due to them in August 2007. Awards are normally granted with a four year vesting period, vesting 25% each year. Therefore, 25% vested in 2007 on the anniversary of the date of grant. If this date fell on a non-trading date, the shares vested at the next available trading date.

4	Subject to performance conditions being met, share awards are due for release as soon as possible after vesting (subject to any restricted period).

5	Other senior managers as a group were 15 persons at 1 January 2007 and were 15 persons at 31 December 2007. Lee Ann Daly and David Craig were appointed to GLT on 1 January 2007 and 1 March 2007 respectively. Alex Hungate resigned on 30 September 2007.

A-8.18

Share options granted to directors

				Number at					Number at
				1 Jan 2007	Number	Number	Number	Number	31 Dec 2007
				(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	Exercise	date of	during	during	during	during	date of	exercise	Expiry
Name	Plan	grant	price	appointment)	period	period	period	period	departure)	date	date

Thomas Glocer [6]	DSOP[3]	20-Feb-02	£5.28	461,295	—	—	—	(461,295)	—	20-Feb-07	20-Feb-12

		02-Aug-02	£2.66	915,654	—	—	—	(915,654)	—	02-Aug-07	02-Aug-12

		24-Feb-03	£1.35	1,307,514	—	—	(1,307,514)	—	—	24-Feb-06	24-Feb-13

		04-Aug-03	£2.45	706,594	—	—	(706,594)	—	—	04-Aug-06	04-Aug-13

		23-Feb-04	£4.07	789,430	—	789,430	(789,430)	—	—	23-Feb-07	23-Feb-14

		27-Aug-04	£3.21	1,000,928	—	1,000,928	(1,000,928)	—	—	27-Aug-07	27-Aug-14

		11-Mar-05	£4.19	719,473	—	—	—	—	719,473	11-Mar-08	11-Mar-15

		02-Aug-05	£3.89	774,959	—	—	—	—	774,959	02-Aug-08	02-Aug-15

		15-Mar-06	£3.93	625,000	—	—	—	—	625,000	15-Mar-09	15-Mar-16

		02-Aug-06	£3.93	625,000	—	—	—	—	625,000	02-Aug-09	02-Aug-16

		13-Mar-07 [5]	£4.42	—	625,000	—	—	—	625,000	13-Mar-10	13-Mar-17

		07-Aug-07 [5]	£6.19	—	625,000	—	—	—	625,000	07-Aug-10	07-Aug-17

	SAYE [4]	07-Apr-04	£3.14	1,200	—	1,200	(1,200)	—	—	01-Jun-07	01-Dec-07

		14-Apr-05	£3.33	569	—	—	—	—	569	01-Jun-08	01-Dec-08

		10-Apr-06	£3.14	1,191	—	—	—	—	1,191	01-Jun-09	01-Dec-09

		03-Apr-07 [5]	£3.53	—	1,070	—	—	—	1,070	01-Jun-10	01-Dec-10

Total				7,928,807	1,251,070	1,791,558	(3,805,666)	(1,376,949)	3,997,262

A-8.19

				Number at					Number at
				1 Jan 2007	Number	Number	Number	Number	31 Dec 2007
				(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	Exercise	date of	during	during	during	during	date of	exercise	Expiry
Name	Plan	grant	price	appointment)	period	period	period	period	departure)	date	date

Devin Wenig[6]	DSOP[3]	27-Dec-002&3	£11.39	6,913	—	—	—	(6,913)	—	27-Dec-01	27-Dec-07

		25-Jun-012&3	£8.62	9,135	—	—	—	—	9,135	25-Jun-02	25-Jun-11

		20-Feb-022&3	£5.28	25,936	—	—	—	—	25,936	20-Feb-03	20-Feb-12

		02-Aug-022&3	£2.66	200,000	—	—	—	—	200,000	02-Aug-03	02-Aug-12

		24-Feb-03	£1.35	200,000	—	—	—	—	200,000	24-Feb-06	24-Feb-13

		04-Aug-03	£2.45	200,000	—	—	—	—	200,000	04-Aug-06	04-Aug-13

		23-Feb-04	£4.07	122,950	—	122,950	—	—	122,950	23-Feb-07	23-Feb-14

		27-Aug-04	£3.21	155,892	—	155,892	—	—	155,892	27-Aug-07	27-Aug-14

		11-Mar-05	£4.19	281,886	—	—	—	—	281,886	11-Mar-08	11-Mar-15

		02-Aug-05	£3.89	303,625	—	—	—	—	303,625	02-Aug-08	02-Aug-15

		15-Mar-06	£3.93	325,000	—	—	—	—	325,000	15-Mar-09	15-Mar-16

		02-Aug-06	£3.93	325,000	—	—	—	—	325,000	02-Aug-09	02-Aug-16

		13-Mar-07[5]	£4.42	—	375,000	—	—	—	375,000	13-Mar-10	13-Mar-17

		07-Aug-07[5]	£6.19	—	375,000	—	—	—	375,000	07-Aug-10	07-Aug-17

	SAYE[4]	07-Apr-04[1]	$7.27	1,200	—	1,200	(1,200)	—	—	01-Jun-07	01-Dec-07

		14-Apr-05[1]	$7.93	1,134	—	—	—	—	1,134	01-Jun-08	01-Dec-08

Total				2,158,671	750,000	280,042	(1,200)	(6,913)	2,900,558

A-8.20

				Number at					Number at
				1 Jan 2007	Number	Number	Number	Number	31 Dec 2007
				(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	Exercise	date of	during	during	during	during	date of	exercise	Expiry
Name	Plan	grant	price	appointment)	period	period	period	period	departure)	date	date

David Grigson [6]	DSOP[3]	20-Feb-02	£5.28	75,757	—	—	—	(75,757)	—	20-Feb-07	20-Feb-12

		02-Aug-02	£2.66	150,375	—	—	—	(150,375)	—	02-Aug-07	02-Aug-12

		24-Feb-03	£1.35	200,000	—	—	—	—	200,000	24-Feb-06	24-Feb-13

		04-Aug-03	£2.45	200,000	—	—	—	—	200,000	04-Aug-06	04-Aug-13

		23-Feb-04	£4.07	122,950	—	122,950	—	—	122,950	23-Feb-07	23-Feb-14

		27-Aug-04	£3.21	155,892	—	155,892	—	—	155,892	27-Aug-07	27-Aug-14

		11-Mar-05	£4.19	281,886	—	—	—	—	281,886	11-Mar-08	11-Mar-15

		02-Aug-05	£3.89	303,625	—	—	—	—	303,625	02-Aug-08	02-Aug-15

		15-Mar-06	£3.93	250,000	—	—	—	—	250,000	15-Mar-09	15-Mar-16

		02-Aug-06	£3.93	250,000	—	—	—	—	250,000	02-Aug-09	02-Aug-16

		13-Mar-07[5]	£4.42	—	250,000	—	—	—	250,000	13-Mar-10	13-Mar-17

		07-Aug-07[5]	£6.19	—	250,000	—	—	—	250,000	07-Aug-10	07-Aug-17

	SAYE[4]	07-Apr-04	£3.14	1,200	—	1,200	(1,200)	—	—	01-Jun-07	01-Dec-07

		14-Apr-05	£3.33	569	—	—	—	—	569	01-Jun-08	01-Dec-08

		03-Apr-07[5]	£3.53	—	1,070	—	—	—	1,070	01-Jun-10	01-Dec-10

Total				1,992,254	501,070	280,042	(1,200)	(226,132)	2,265,992

Notes:

1	The options indicated are over American Depositary Shares (ADSs). Each ADS represents six ordinary shares, is denominated in US dollars and trades on The NASDAQ Global Select Market. For the purposes of this disclosure, ADSs have been converted into the equivalent number of ordinary shares and an equivalent option price.

2	The indicated awards were made prior to the appointment of the relevant individual as an executive director. The DSOP options granted prior to the appointment as an executive director have no performance condition.

3	Save as disclosed in note 2 above, exercise of each DSOP award is conditional on performance criteria. Performance conditions were varied during 2006.

4	Options granted under the SAYE Plan have no performance conditions.

5	2007 award.

6	There were total gains of £14,904,955.09 on the exercise of share options in 2007 (2006: £27,384).

At 31 December 2007, the market close price of our shares was 637.00 pence per share and $76.09 per ADS. The highest prices during the year were 668.50 pence per share and $83.70 per ADS and the lowest were 418.89 pence per share and $48.18 per ADS.

A-8.21

Share options granted to senior managers

				Number at					Number at
				1 Jan 2007	Number	Number	Number	Number	31 Dec 2007
				(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	Exercise	date of	during	during	during	during	date of	exercise	Expiry
Name	Plan	grant	price	appointment)	period	period	period	period	departure)	date	date

Other senior managers as a group (16 persons) (2006:
17 persons) [4]	DSOP[3]	27-Dec-00	£11.39	25,414	—	—	—	(19,883)	5,531	27-Dec-01	27-Dec-07

		25-Jun-01	£8.62	54,347	—	—	—	—	54,347	25-Jun-02	25-Jun-11

		21-Dec-01	£6.92	15,425	—	—	—	—	15,425	21-Dec-02	21-Dec-11

		20-Feb-02	£5.28	5,697	—	—	—	(5,697)	—	20-Feb-03	20-Feb-07

		20-Feb-02	£5.28	107,260	—	—	(23,148)	—	84,112	20-Feb-03	20-Feb-12

		02-Aug-02	£2.66	641,708	—	—	(200,000)	—	441,708	02-Aug-03	02-Aug-12

		24-Feb-03	£1.35	277,775	—	105,893	(103,575)	—	174,200	24-Feb-04	24-Feb-13

		01-Apr-03	£1.08	18,750	—	18,750	—	—	18,750	01-Apr-04	01-Apr-13

		04-Aug-03	£2.45	501,250	—	170,625	(142,500)	—	358,750	04-Aug-04	04-Aug-13

		23-Feb-04	£4.07	277,375	—	69,344	(63,750)	—	213,625	23-Feb-05	23-Feb-14

		27-Aug-04	£3.21	199,064	—	49,766	(61,812)	—	137,252	27-Aug-05	27-Aug-14

		11-Mar-05	£4.19	113,308	—	28,327	(36,162)	—	77,146	11-Mar-06	11-Mar-15

		02-Aug-05	£3.89	122,044	—	30,511	(38,950)	—	83,094	02-Aug-06	02-Aug-15

		15-Mar-06	£3.93	148,000	—	37,000	(17,750)	—	130,250	15-Mar-07	15-Mar-16

		02-Aug-06	£3.93	233,000	—	58,250	(17,750)	—	215,250	02-Aug-07	02-Aug-16

		13-Mar-07	£4.42	—	731,032	—	—	—	731,032	13-Mar-08	13-Mar-17

	SAYE [1]	11-Apr-02	£4.48	2,216	—	2,216	(2,216)	—	—	01-Jun-07	01-Dec-07

		11-Apr-02[2]	$8.05	1,806	—	1,806	(1,806)	—	—	01-Jun-07	01-Dec-07

		07-Apr-04	£3.14	7,200	—	7,200	(7,200)	—	—	01-Jun-07	01-Dec-07

		07-Apr-04[2]	$7.27	1,200	—	1,200	(1,200)	—	—	01-Jun-07	01-Dec-07

		14-Apr-05	£3.33	3,072	—	—	—	—	3,072	01-Jun-08	01-Dec-08

		10-Apr-06	£3.14	3,554	—	—	—	—	3,554	01-Jun-09	01-Dec-09

		10-Apr-06[2]	$6.77	1,188	—	—	—	(1,188)	—	01-Jun-09	01-Dec-09

		03-Apr-07	£3.53	—	7,215	—	—	—	7,215	01-Jun-10	01-Dec-10

Total				2,760,653	738,247	580,888	(717,819)	(26,768)	2,754,313

Notes:

1	Options granted under the SAYE Plan have no performance conditions.

2	The options indicated are over American Depositary Shares (ADSs). Each ADS represents six ordinary shares, is denominated in US dollars and trades on NASDAQ. For the purposes of this disclosure, ADSs have been converted into the equivalent number of ordinary shares and an equivalent option price.

3	The DSOP was approved by the shareholders in April 2001. Awards are normally granted with a four year vesting period, vesting 25% each year. Therefore, 25% vested in 2007 on the anniversary of the date of grant. If this date fell on a non-trading date, the shares vested at the next available trading date.

4	Other senior managers as a group were 15 persons at 1 January 2007 and were 15 persons at 31 December 2007. Lee Ann Daly and David Craig were appointed to GLT on 1 January 2007 and 1 March 2007 respectively. Alex Hungate resigned on 30 September 2007.

At 31 December 2007, the market close price of our shares was 637.00 pence per share and $76.09 per ADS. The highest prices during the year were 668.50 pence per share and $83.70 per ADS and the lowest were 418.89 pence per share and $48.18 per ADS.

A-8.22

10 Employee information
The average number of employees during the year was as follows:

		Restated	Restated

	2007	2006	2005

Business division:
Sales & Trading*	1,430	1,301	987
Research & Asset Management	895	800	658
Enterprise	1,491	1,241	925
Media	220	189	109
Shared divisional resources	3,706	3,182	3,504
Total divisions	7,472	6,713	6,183
Global Sales & Service Organisation	5,843	5,717	4,988
Editorial	2,351	2,321	2,210
Corporate Services*	1,526	1,551	1,637
Total continuing operations	17,462	16,302	15,018
Discontinued operations	—	—	846
Total average number of employees	17,462	16,302	15,864
By location:
Europe, Middle East and Africa	7,359	7,174	6,962
Americas	4,219	4,252	4,292
Asia	5,884	4,876	3,764
Total continuing operations	17,462	16,302	15,018
Discontinued operations	—	—	846
Total average number of employees	17,462	16,302	15,864
By function:
Production and communications	10,335	9,438	8,498
Selling and marketing	4,609	4,572	4,179
Support services and administration	2,518	2,292	2,341
Total continuing operations	17,462	16,302	15,018
Discontinued operations	—	—	846
Total average number of employees	17,462	16,302	15,864
The above include:
Development staff	3,120	2,670	2,332

*	2006 and 2005 have been restated to reflect the way that Reuters was managed in 2007, Transaction Sales and Hosted are now shown within Sales & Trading rather than in Shared divisional resources and Global Sales & Service Organisation, respectively. Chief Technology Office is now included in Corporate Services rather than in Shared Divisional resources.
The average number of employees during 2007 included 167 temporary staff (2006:168, 2005:181).

A-8.23

11 Consolidated reconciliation of changes in equity

			Attributable to equity		Minority	Total
	holders of the parent				interest	equity
		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2005		455	(1,647)	1,690	201	699
Actuarial losses on defined benefit plans	25	—	—	(48)	—	(48)
Exchange differences taken directly to reserves		—	97	—	21	118
Exchange differences taken to the income statement on disposal of assets		—	(2)	—	—	(2)
Fair value losses on available-for-sale financial assets	16	—	(22)	—	7	(15)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	16	—	(68)	—	(5)	(73)
Fair value losses on net investment hedges	16	—	(39)	—	—	(39)
Fair value gains taken to the income statement on disposal of net investments		—	(14)	—	—	(14)
Taxation on the items taken directly to or transferred from equity		—	4	10	—	14
Net expense recognised directly in equity		—	(44)	(38)	23	(59)
Profit for the year		—	—	456	26	482
Total recognised (expense)/income for 2005		—	(44)	418	49	423
Employee share schemes		—	—	42	7	49
Taxation on employee share schemes		—	—	11	—	11
Repurchase of own shares		—	—	(224)	—	(224)
Shares to be repurchased		—	—	(59)	—	(59)
Proceeds from shares issued to ordinary shareholders	27	12	—	(2)	—	10
Proceeds of shares issued to minority shareholders of Instinet		—	—	—	3	3
Dividends:	32
Final dividend for 2004		—	—	(86)	—	(86)
Interim dividend for 2005		—	—	(54)	—	(54)
Share of Instinet’s dividend paid to minority shareholders		—	—	—	(23)	(23)
Other movements in equity		—	(1)	—	—	(1)
Minority interest in subsidiary disposed in the year		—	—	—	(237)	(237)
31 December 2005		467	(1,692)	1,736	—	511

A-8.24

			Attributable to equity		Minority	Total
	holders of the parent				interest	equity
		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2006		467	(1,692)	1,736	—	511
Actuarial gains on defined benefit plans	25	—	—	6	—	6
Exchange differences taken directly to reserves		—	(95)	—	—	(95)
Fair value gains on available-for-sale financial assets	16	—	6	—	—	6
Fair value gains on net investment hedges	16	—	34	—	—	34
Tax on items taken directly to or transferred from equity		—	(3)	(1)	—	(4)
Net expense recognised directly in equity		—	(58)	5	—	(53)
Profit for the year		—	—	305	—	305
Total recognised (expense)/income for 2006		—	(58)	310	—	252
Employee share schemes		—	—	30	—	30
Tax on employee share schemes		—	—	1	—	1
Repurchase of own shares		—	—	(467)	—	(467)
Shares to be repurchased		—	—	(53)	—	(53)
Shares allotted during the year	27	41	—	(9)	—	32
Shares cancelled during the year	27	(12)	12	—	—	—
Dividends:	32
Final dividend for 2005		—	—	(81)	—	(81)
Interim dividend for 2006		—	—	(53)	—	(53)
31 December 2006		496	(1,738)	1,414	—	172

A-8.25

		Attributable to equity			Minority	Total
	holders of the parent				interest	equity
		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2007		496	(1,738)	1,414	—	172
Actuarial gains on defined benefit plans	25	—	—	98	—	98
Exchange differences taken directly to reserves		—	20	—	—	20
Fair value gains on available-for-sale financial assets	16	—	11	—	—	11
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	16	—	(18)	—	—	(18)
Fair value gains on net investment hedges	16	—	4	—	—	4
Tax on items taken directly to or transferred from equity		—	1	(21)	—	(20)
Net income recognised directly in equity		—	18	77	—	95
Profit for the year		—	—	227	—	227
Total recognised income for 2007		—	18	304	—	322
Employee share schemes		—	—	30	—	30
Tax on employee share schemes		—	—	4	—	4
Repurchase of own shares		—	—	(121)	—	(121)
Shares to be repurchased		—	—	(169)	—	(169)
Shares allotted during the year	27	53	—	(6)	—	47
Shares cancelled during the year	27	(10)	10	—	—	—
Dividends:	32
Final dividend for 2006		—	—	(86)	—	(86)
Interim dividend for 2007		—	—	(61)	—	(61)
31 December 2007		539	(1,710)	1,309	—	138
Please refer to note 27 and note 28 for more information on the nature of and movements in share capital and other reserves respectively.
Retained earnings is stated after deducting £1,272 million (2006: £1,002 million, 2005: £489 million) in respect of treasury shares. This is composed of a cumulative £924 million (2006: £750 million, 2005: £224 million) which represents the cost of 223 million shares in Reuters Group PLC (2006: 187 million, 2005: 57 million) repurchased in the market as part of the ongoing share buyback programme (see note 27), £169 million (2006: £53 million, 2005: £59 million) which represents the cost of 28 million shares in Reuters Group PLC (2006: 12.0 million, 2005: 13.5 million) that Reuters had an irrevocable commitment to repurchase during the year end close period and £179 million (2006: £199 million, 2005: £206 million) which represents the cost of 27 million shares in Reuters Group PLC (2006: 30 million, 2005: 32 million) purchased in the market and held by Reuters Employee Share Ownership Trusts (ESOTs) to satisfy certain options/awards under the Group’s share incentive plans (see note 33).

A-8.26

During 2007, Reuters cancelled 39 million shares, 37 million of which were repurchased as part of the ongoing share buyback programme. An amount equal to the nominal value of these shares has been transferred from share capital to the capital redemption reserve.
12 Segmental analysis — balance sheet
Primary reportable segments
The tables below show assets, liabilities and other information by business division. The assets and liabilities are attributed to business divisions using methodologies consistent with those used to allocate divisional results (see note 1).

	31 December 2007
		Research
		&
	`Sales &	Asset Man-
	Trading	agement	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	764	271	227	83	621	1,966
Investment in associates and joint ventures	18	4	1	4	—	27
Total assets	782	275	228	87	621	1,993
Total liabilities	(386)	(122)	(112)	(50)	(1,185)	(1,855)
Capital expenditure	160	52	49	11	—	272

	Restated
	31 December 2006
		Research
		&
	`Sales &	Asset Man-
	Trading	agement	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	745	243	182	56	656	1,882
Investment in associates and joint ventures	15	4	1	18	—	38
Total assets	760	247	183	74	656	1,920
Total liabilities	(430)	(116)	(115)	(57)	(1,030)	(1,748)
Capital expenditure	172	32	76	10	—	290

A-8.27

	Restated
	31 December 2005
		Research
		&
	`Sales &	Asset Man-
	Trading	agement	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	667	246	178	49	961	2,101
Investment in associates and joint ventures	11	5	3	17	—	36
Total assets	678	251	181	66	961	2,137
Total liabilities	(542)	(141)	(150)	(76)	(717)	(1,626)
Capital expenditure*	241	53	38	14	—	346

*	Capital expenditure in 2005 excludes Instinct Group, which was classified as a discontinued operation prior to its disposal.
Shared assets consist principally of taxation, hedging derivatives, short-term deposits, cash and borrowings as these are not managed separately by a division.
Capital expenditure includes additions of intangible assets and additions of property, plant and equipment.
Secondary reportable segments

	31 December 2007		31 December 2006		31 December 2005
	Total	Capital	Total	Capital	Total	Capital
	assets	expenditure	assets	expenditure	assets	expenditure
By geographical location	£m	£m	£m	£m	£m	£m

Europe, Middle East & Africa	710	144	616	124	589	191
Americas	531	89	522	108	520	99
Asia	228	39	194	58	143	56
Central	524	—	588	—	885	—
Total	1,993	272	1,920	290	2,137	346
Central assets consist principally of investments in associates and joint ventures, taxation, hedging derivatives and centrally managed cash and short-term deposits.

A-8.28

13 Intangible assets

					Internally
		Trade	Customer	Technology	generated	Purchased
	Goodwill	names	relationships	know-how	software	software	Total
	£m	£m	£m	£m	£m	£m	£m

Cost:
1 January 2005	209	29	1	144	44	54	481
Exchange differences	24	3	4	6	1	2	40
Additions:
Acquisition of subsidiaries	103	4	59	4	—	—	170
Other additions	—	—	—	—	29	11	40
Reclassifications**	(9)	(3)	—	(65)	—	(3)	(80)
31 December 2005	327	33	64	89	74	64	651
Exchange differences	(32)	(4)	(7)	(7)	(1)	(2)	(53)
Additions:
Acquisition of subsidiaries	18	1	11	16	—	—	46
Other additions	—	—	—	—	93	21	114
Adjustments*	2	—	—	—	—	—	2
31 December 2006	315	30	68	98	166	83	760
Exchange differences	(1)	(1)	1	(1)	3	—	1
Additions:
Acquisition of subsidiaries	13	4	1	10	—	—	28
Other additions	—	—	—	—	90	19	109
31 December 2007	327	33	70	107	259	102	898
Amortisation and impairment:
1 January 2005	(18)	(11)	—	(66)	(38)	(32)	(165)
Exchange differences	—	(2)	—	(3)	—	(2)	(7)
Charged in the year:
Amortisation	—	(3)	(4)	(15)	(3)	(10)	(35)
Impairment	—	—	—	—	(1)	—	(1)
Reclassifications**	—	3	—	38	—	3	44
31 December 2005	(18)	(13)	(4)	(46)	(42)	(41)	(164)
Exchange differences	—	2	1	4	—	2	9
Charged in the year:
Amortisation	—	(4)	(7)	(13)	(10)	(12)	(46)
31 December 2006	(18)	(15)	(10)	(55)	(52)	(51)	(201)
Exchange differences	—	—	—	—	(1)	—	(1)
Charged in the year:
Amortisation	—	(3)	(7)	(12)	(28)	(11)	(61)
Impairment	—	(9)	—	(9)	(2)	(1)	(21)
31 December 2007	(18)	(27)	(17)	(76)	(83)	(63)	(284)
Carrying amount:
31 December 2005	309	20	60	43	32	23	487
31 December 2006	297	15	58	43	114	32	559
31 December 2007	309	6	53	31	176	39	614

*	Adjustments of £2 million to goodwill in 2006 relate to the finalisation of fair value adjustments in respect of the acquisition of Telerate. Fair value adjustments are based on an independent valuation performed by professionally-qualified valuers.

**	Reclassifications in 2005 relate to Instinet Group, which was classified as a discontinued operation prior to its disposal.

A-8.29

Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalised when it meets the criteria outlined in IAS38 ‘Intangible assets.’ Such assets are then systematically amortised over their useful economic life. Additionally, the costs of acquiring software licences and costs incurred in bringing software into use are capitalised, and amortised over the expected life of the licence. There is judgement involved in determining an appropriate framework to consider which expenditure requires capitalisation and which should be expensed.
The carrying amount of intangibles, other than goodwill, internally-generated software and purchased software, at 31 December includes the following balances which are considered to be material to the Group’s financial statements:

	Nature (included in	Date of	Carrying amount	Remaining amortisation
Arising on acquisition of	category)	acquisition	£m	period

Telerate	Customer relationships	June 2005	35	7 years, 5 months
Application Networks	Technology know-how	June 2006	10	3 years, 5 months
Impairment tests of goodwill
No impairment losses in respect of goodwill have been recognised in 2007, 2006 and 2005.
For the purpose of performing impairment reviews, Reuters has identified seven cash generating units (CGUs). In prior years, Reuters identified eight CGUs, but disposed of Bridge Trading Company (BTC) in 2005. Annual impairment reviews are performed as at 1 July for all CGUs, which include goodwill. These reviews compare the carrying value of each CGU with the present value of future cash flows arising from the use of the assets of the unit (value in use). If the value in use is less than the carrying value of the CGU, an impairment loss is recognised immediately in the income statement.

A-8.30

		Carrying amount of goodwill at
		31 December 2007	31 December 2006	31 December 2005
Business division	Cash Generating Unit	£m	£m	£m

Sales & Trading	Sales & Trading	149	146	157
Research & Asset Management	Investment Banking & Investment Management	93	93	103
	Wealth Management	—	—	—
	Lipper	33	28	31
Enterprise	Enterprise (excluding Risk)	7	3	4
	Risk	22	22	9
Media	Media	5	5	5
Total		309	297	309
Key assumptions used in the value in use calculations are as follows:
Cash flow projections are derived from financial plans approved by the Board and cover a three year period (2006 and 2005: five year period). They reflect management’s expectations of revenue growth, operating cost and margin for each CGU based on past experience. Projections exclude the expected revenue and cost synergy benefits arising from the various Core Plus growth strategies not yet underway. Cash flows beyond the three year period have been extrapolated using estimated terminal growth rates.
A pre-tax discount rate of 9% (2006: 9% to 11%, 2005: 9%) has been applied to cash flow projections reflecting management’s view that similar risk profiles exist for each CGU. For accounting purposes, impairment testing has been performed using perpetuity growth rate of 3% (2006: 2% to 3%, 2005: 0% to 3%). The rate used has been determined with regard to projected growth for the specific markets in which the CGUs participate. This rate is below the long-term average growth rate for the businesses in which Reuters operates.
The forecasts are most sensitive to changes in projected revenue growth rates in the first three years of the forecast period. However, there is significant headroom and forecast revenues would have to be more than 11% lower than currently projected, before a possible impairment charge would be indicated.
Impairment tests of other intangible assets
Intangible asset impairment losses in the year of £21 million include £18 million in respect of Bridge trade names and technology know-how and £3 million in respect of internally generated and purchased software.
Declining use of the Bridge name in Reuters marketing and Reuters investment in new infrastructure have led management to consider that cash flows generated by the continuing use of these assets no longer support the carrying values of Bridge trade names and technology know-how. The assets were held in Sales & Trading. £3 million of internally generated and purchased software assets have been impaired following management review. Cash inflows forecast to be generated from these assets are not expected to be sufficient to support their carrying values. These assets were held in Sales & Trading and Enterprise.

A-8.31

14 Property, plant and equipment

				Office
			Computer	equipment
	Freehold	Leasehold	systems	and motor
	property	property	equipment	vehicles	Total
	£m	£m	£m	£m	£m

Cost:
1 January 2005	153	187	858	193	1,391
Exchange differences	1	8	36	4	49
Additions	5	41	80	11	137
Acquisitions	—	—	1	1	2
Disposals	—	(8)	(91)	(15)	(114)
Reclassifications*	(1)	(62)	(41)	(36)	(140)
31 December 2005	158	166	843	158	1,325
Exchange differences	(5)	(10)	(57)	(10)	(82)
Additions	9	37	75	9	130
Disposals	—	(4)	(193)	(24)	(221)
31 December 2006	162	189	668	133	1,152
Exchange differences	2	4	16	5	27
Additions	1	44	83	6	134
Acquisitions	—	—	1	—	1
Disposals	(1)	(3)	(53)	(30)	(87)
31 December 2007	164	234	715	114	1,227
Disposals	—	8	89	14	111
Reclassifications*	—	31	33	34	98
31 December 2005	(75)	(70)	(688)	(134)	(967)
Exchange differences	2	4	47	9	62
Charged in the year	(4)	(15)	(67)	(9)	(95)
Disposals	—	3	192	24	219
31 December 2006	(77)	(78)	(516)	(110)	(781)
Exchange differences	(1)	(2)	(14)	(5)	(22)
Charged in the year	(4)	(15)	(69)	(8)	(96)
Acquisitions	—	—	(1)	—	(1)
Disposals	—	2	47	28	77
31 December 2007	(82)	(93)	(553)	(95)	(823)
Carrying amount:
31 December 2005	83	96	155	24	358
31 December 2006	85	111	152	23	371
31 December 2007	82	141	162	19	404

*	Reclassifications in 2005 relate to Instinet Group, which was classified as a discontinued operation prior to its disposal, other assets held for sale at the balance sheet date and depreciation capitalised as intangible assets.

A-8.32

The carrying amount of computer systems equipment includes an amount of £7 million (2006: £4 million, 2005: £2 million) in respect of subscriber equipment being sourced and managed by IBM on behalf of Reuters. This equipment has been classified as an asset held under finance lease. The agreement for provision of equipment and services by IBM includes a renewal clause and an option to purchase the equipment at fair market value.
The carrying amount of office equipment includes an amount of £3 million (2006: £nil, 2005: £nil) in respect of telephone equipment held under finance lease.
The carrying amount of property, plant and equipment includes £3 million (2006: £16 million, 2005: £nil) in respect of assets in the course of construction.
The carrying amount of leasehold property is analysed as follows:

	2007	2006	2005
Carrying amount of leasehold property	£m	£m	£m

Long-term leaseholds	96	66	33
Short-term leaseholds	45	45	63
Total leasehold property	141	111	96

A-8.33

15 Investments accounted for using the equity method

	Interests	Interests
	in joint	in
	ventures	associates	Total
	£m	£m	£m

Net assets/cost:
1 January 2005	29	5	34
Exchange differences	2	—	2
Arising in year – share of:
Operating profits	5	—	5
Interest receivable	1	—	1
Taxation	(1)	—	(1)
Additions	1	—	1
Dividends received	(4)	—	(4)
Disposals	(1)	—	(1)
Impairments	—	(2)	(2)
31 December 2005	32	3	35
Reclassifications*	(14)	—	(14)
Exchange differences	(3)	(1)	(4)
Arising in year – share of:
Operating profits	—	1	1
Interest receivable	1	—	1
Taxation	(2)	—	(2)
Additions	8	—	8
Dividends received	(3)	—	(3)
31 December 2006	19	3	22
Reclassifications**	—	2	2
Exchange differences	—	1	1
Arising in year – share of:
Operating losses	(5)	(1)	(6)
Additions	9	—	9
Dividends received	(2)	—	(2)
31 December 2007	21	5	26

*	Reclassifications in 2006 relate to Reuters’ investment in Factiva, which was classified as a non-current asset held for sale and sold during the year.

**	Reclassifications in 2007 relate to Reuters’ investment in TIMES NOW, which was classified as a non-current asset held for sale, and Pluck which was classified as an available-for-sale asset.

A-8.34

	Interests	Interests
	in joint	in
	ventures	associates	Total
	£m	£m	£m

Goodwill:
1 January 2005	—	1	1
31 December 2005	—	1	1
Additions	—	15	15
31 December 2006	—	16	16
Additions	—	5	5
Reclassifications**	—	(20)	(20)
31 December 2007	—	1	1
Carrying amount:
31 December 2005	32	4	36
31 December 2006	19	19	38
31 December 2007	21	6	27

*	Reclassifications in 2006 relate to Reuters’ investment in Factiva, which was classified as a non-current asset held for sale and sold during the year.

**	Reclassifications in 2007 relate to Reuters’ investment in TIMES NOW, which was classified as a non-current asset held for sale, and Pluck which was classified as an available-for-sale asset.
The Group holds a 51% interest in AFE Solutions Limited, a 35% holding in 3 Times Square Associates LLC and a 40% holding in Independent Research Network LLC, being other jointly controlled entities accounted for under the equity method of accounting.
In July 2006, Reuters and the Chicago Mercantile Exchange announced the formation of a new joint venture, FXMarketSpace Limited, to create a centrally-cleared, global foreign exchange trading system. Reuters invested £8 million in the joint venture during 2006 and a further £10 million in 2007. The Group holds a 50% interest in this jointly controlled entity.
In October 2006, Reuters acquired a 26% interest in Times Global Broadcasting Company Limited for £11 million relating to the launch of a new Indian TV News Channel, TIMES NOW, in association with the Times of India. Reuters invested £5 million in the associate during 2007. In November 2007 the TIMES NOW investment was classified as a non-current asset held for sale.
In November 2006, Reuters acquired a 17% interest in Pluck Corporation for £4 million. This was classified as an associate and accounted for under the equity method of accounting because Reuters had an option to acquire 100% of the equity and therefore had significant influence over Pluck Corporation. On 31 March 2007 this investment was transferred to available-for-sale assets following expiry of the option to purchase and was sold on 4 March 2008.
On 18 October 2006, Reuters agreed to sell the majority of its investment in Factiva to joint venture partner Dow Jones. In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, Reuters reclassified its investment as a non-current asset held for sale on this date. The sale was completed on 15 December 2006.

A-8.35

Share of post-taxation (losses)/profits from associate and joint ventures is reconciled to the income statement as follows:

	2007	2006	2005
	£m	£m	£m

Operating profits	(5)	1	5
Interest receivable	—	1	1
Taxation	(1)	(2)	(1)
Set-up costs of FXMarketSpace	—	(4)	—
Share of post-taxation (losses)/profits from associates and joint ventures	(6)	(4)	5
Summarised financial information in respect of the Group’s interests in joint ventures at 31 December is as follows:

	2007	2006	2005
	£m	£m	£m

Income	7	63	83
Expenses	(12)	(64)	(78)
(Losses)/profit	(5)	(1)	5
Non-current assets	54	61	76
Current assets	16	18	37
Current liabilities	(41)	(49)	(20)
Non-current liabilities	(8)	(11)	(61)
Carrying value	21	19	32
Summarised financial information in respect of the Group’s interests in its principal associates at 31 December is as follows:

	2007	2006	2005
	£m	£m	£m

Revenues	5	10	21
(Loss)/Profit	(1)	1	—
Assets	10	48	19
Liabilities	(4)	(29)	(15)
Carrying value	6	19	4

A-8.36

16 Other financial assets and liabilities
Other financial assets and liabilities, including derivative financial instruments, are stated at fair value.
Other financial assets include the following:

	2007	2006	2005
	£m	£m	£m

Available-for-sale financial assets:
Equity securities	14	17	13
Other available-for-sale financial assets	4	9	5
Short-term deposits	3	198	1
Derivative financial instruments (see note 17):
Cross-currency interest rate swaps – fair value hedges < 1 year	14	—	—
Cross-currency interest rate swaps – fair value hedges > 1 year	20	—	14
Cross-currency interest rate swaps – net investment hedges	34	30	—
Forward foreign exchange contracts – held for trading	1	—	—
Embedded derivatives in revenue contracts	—	—	7
Embedded derivatives in supplier contracts	1	3	—
Total	91	257	40
Less: Non-current portion	(62)	(47)	(22)
Current portion	29	210	18
Short-term deposits are managed by the Group’s treasury function as part of the Group’s overall financing strategy. Movements in short-term deposits are therefore classified within ‘financing activities’ in the Consolidated cash flow statement.
Movements in the carrying value of available-for-sale financial assets are analysed as follows:

	2007	2006	2005
	£m	£m	£m

1 January	26	18	158
Additions	1	—	1
Fair value adjustments transferred to equity	11	6	(50)
Reclassifications*	4	4	(23)
Disposals	(24)	(2)	(68)
31 December	18	26	18

*	The reclassification in 2007 relates to the 17% interest in Pluck Corporation reclassified following the expiry of an option to acquire 100% of the equity interest. Reclassifications in 2006 relate to a minority preference share interest in a Factiva entity that Reuters retained following the disposal of the majority of Reuters’ investment in Factiva. Reclassifications in 2005 include balances transferred to assets held for sale and liabilities associated with assets held for sale.

A-8.37

Other financial liabilities include the following:

	2007	2006	2005
	£m	£m	£m

Borrowings:
Bank overdrafts	9	24	25
Term notes and commercial paper	610	632	383
Finance lease payables	12	4	2
Total borrowings	631	660	410
Derivative financial instruments (see note 17)
Cross-currency interest rate swaps – fair value hedges < 1 year	1	2	—
Cross-currency interest rate swaps – fair value hedges > 1 year	—	7	—
Cross-currency interest rate swaps – net investment hedges	—	—	9
Forward foreign exchange contracts – held for trading	1	—	—
Embedded derivatives in revenue contracts	28	18	—
Embedded derivatives in supplier contracts	1	—	1
Total	662	687	420
Less: Non–current portion	(370)	(521)	(371)
Current portion	292	168	49
The term notes principally relate to a public bond of £364 million which is repayable in November 2010 and incurs interest at a fixed rate of 4.6% and a floating rate note of £184 million repayable in November 2008 and at 31 December 2007 incurs interest at 4.8% . Commercial paper of £58 million incurs interest at 5.8% . All borrowings are unsecured.
The maturity profile of finance lease payables is as follows:

	Minimum			Present value of
	lease payments			minimum lease payments
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

Within one year	6	2	1	5	2	1
One to five years	7	2	1	7	2	1
Total	13	4	2	12	4	2
The fair value of the Group’s lease obligations approximates to their carrying amounts.

A-8.38

Fair value movements on other financial assets and liabilities recognised during 2007, 2006 and 2005 (see note 17) include the following:

		2007		2006		2005
	Fair value		Fair value		Fair value
	gain/(loss)	Fair value	gain/(loss)	Fair value	gain/(loss)	Fair value
	in income	gain/(loss)	in income	gain/(loss)	in income	gain/(loss)
	statement	in equity	statement	equity	statement	in equity
	£m	£m	£m	£m	£m	£m

Available-for-sale financial assets	—	11	—	6	—	(50)
Embedded derivatives in revenue contracts	(10)	—	(24)	—	21	—
Embedded derivatives in supplier contracts	(3)	—	4	—	(2)	—
Hedging instruments:
Cross-currency interest rate swaps — fair value hedges	50	—	(3)	—	(1)	—
Cross-currency interest rate swaps — net investment hedges	1	4	1	34	(1)	(39)
Other derivatives:
Gains	—	—	1	—	—	—
Losses	(1)	—	(1)	—	—	—
Other financial assets	—	—	—	—	(16)	—
Total	37	15	(22)	40	1	(89)
17 Derivatives and other financial instruments
Management of financial risk
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
Details of values of financial assets and liabilities, including derivative financial instruments are shown on pages A-8.48 and A-8.49.
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through adequate committed credit facilities, the spreading of debt maturities over a number of years and the ability to close out market positions. Reuters manages its net debt position and interest costs to support its continued access to the full range of debt capital markets. On a regular basis a medium-term forecast of liquidity is reviewed and recommendations made if a safety margin agreed with the Board is not in place over the next 18 months. At 31 December 2007, the Group estimates that, based on forecast cash flows over the following two years the estimated maximum headroom was consistent with maintaining a Baa1/BBB+ credit rating.

A-8.39

In October 2006, Reuters entered into a committed multicurrency syndicated credit facility for £680 million. This replaced an existing committed syndicated credit facility of £480 million and a bilateral loan facility of £24 million. At 31 December 2007, Reuters had available £623 million under the facility, following utilisation of £57 million in the form of a standby letter of credit relating to an operating lease. A further £100 million was drawn on the facility in September 2007 and repaid in November 2007. The commitment expires, and any final repayment is due in October 2011 unless a one-year extension option is exercised in October 2008 (at the banks’ discretion). In this instance, the latest expiry date would be 2012.
In March 1998, Reuters established a Euro commercial paper programme. This provides access to £1.5 billion of uncommitted short-term finance of which £1.4 billion was unused at 31 December 2007 (£1.4 billion was unused at 31 December 2006; £1.5 billion was unused at 31 December 2005). In December 1998, Reuters established a £1 billion Euro medium-term note programme of which £445 million was unused at 31 December 2007 (£490 million was unused at 31 December 2006; £631 million was unused at 31 December 2005).
In addition, at 31 December 2007, the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £118 million, at money market rates.
The analysis below summarises the maturity profile of the Group’s financial assets and liabilities, based on:
•	the undiscounted contractual maturities of the financial assets; and
•	the undiscounted contractual maturities of the financial liabilities, including interest that will accrue to those liabilities, except where Reuters is entitled and intends to repay the liability before its maturity.

A-8.40

Contractual Maturity Analysis for Financial Assets & Liabilities

	2007
	Contractual maturity
	Within	One to	Two to	Three to	Four to	More than
	one year	two years	three years	four years	five years	five years	Total
	£m	£m	£m	£m	£m	£m	£m

Available-for-sale financial assets	18	—	—	—	—	—	18
Short-term investments	3	—	—	—	—	—	3
Cash and cash equivalents	251	—	—	—	—	—	251
Other financial assets	203	—	—	2	—	4	209
Derivative receivable leg, settled gross	661	41	693	—	—	—	1,395
Derivative payable leg, settled gross	(632)	(40)	(637)	—	—	—	(1,309)
Financial liabilities
Borrowings	(284)	(21)	(388)	—	—	—	(693)
Other financial liabilities	(680)	(20)	(12)	(4)	(2)	(2)	(720)
Total	(460)	(40)	(344)	(2)	(2)	2	(846)

	2006
	Contractual maturity
	Within	One to	Two to	Three to	Four to	More than
	one year	two years	three years	four years	five years	five years	Total
	£m	£m	£m	£m	£m	£m	£m
Available-for-sale financial assets	26	—	—	—	—	—	26
Short-term investments	198	—	—	—	—	—	198
Cash and cash equivalents	129	—	—	—	—	—	129
Other financial assets	224	2	1	—	—	7	234
Derivative receivable leg, settled gross	319	331	36	682	—	—	1,368
Derivative payable leg, settled gross	(321)	(334)	(38)	(671)	—	—	(1,364)
Financial liabilities
Borrowings	(171)	(197)	(16)	(353)	—	—	(737)
Other financial liabilities	(507)	(19)	(7)	(5)	(3)	(5)	(546)
Total	(103)	(217)	(24)	(347)	(3)	2	(692)

A-8.41

	2005
	Contractual maturity
	Within	One to	Two to	Three to	Four to	More than
	one year	two years	three years	four years	five years	five years	Total
	£m	£m	£m	£m	£m	£m	£m

Available-for-sale financial assets	18	—	—	—	—	—	18
Short-term investments	1	—	—	—	—	—	1
Cash and cash equivalents	662	—	—	—	—	—	662
Other financial assets	218	1	3	1	—	7	230
Derivative receivable leg, settled gross	186	34	34	34	687	—	975
Derivative payable leg, settled gross	(183)	(33)	(33)	(33)	(693)	—	(975)
Financial liabilities
Borrowings	(63)	(16)	(20)	(16)	(360)	—	(475)
Other financial liabilities	(473)	(30)	(8)	(8)	(4)	(7)	(530)
Total	366	(44)	(24)	(22)	(370)	—	(94)
Capital structure
The Group considers capital to be equity as disclosed in note 11 and net debt, which is total borrowings less short-term deposits and cash and cash equivalents. The Group is committed to managing its capital structure with the objective of maintaining the right balance between funding investment opportunities, managing the risk profile of the business and returning surplus cash to shareholders. On 1 March 2007 Reuters communicated that it will actively manage its capital structure to maintain a strong investment grade rating of BBB+/Baa1. Prior to that Reuters had maintained a credit rating of A-/A3 or better. Reuters monitors the capital structure of the company on the basis of the primary debt capacity ratios as defined by our credit rating agencies. The ratios are calculated using an adjusted cash flow measure as a percentage of adjusted net debt. The adjustments take into account items such as pensions and operating leases. The final credit rating is determined as a combination of financial and non-financial criteria, the ratio being just one of those financial criteria.

					Standard & Poors (FFO/Net
	Moodys (RCF/Net Debt**)				Debt***)
Rating Agency	2007		2006	2005	2007	2006	2005

Target Credit Rating	Baa1		A3	A3	BBB+	A -	A -
Target % set by Agency	17	%*	20%	20%	30%*	35%	35%
Reuters Actual %	39	%*	28%	31%	62%	39%	67%

*	Percentages based on Reuters estimates

**	RCF (Retained Cashflow)

***	FFO (Funds from Operations)

A-8.42

Certain group companies are subject to minimum capital requirements imposed by regulatory bodies. At 31 December 2007 minimum regulatory capital for those companies amounted to £1m and during the year they complied with externally imposed capital requirements to which they were subject.
Foreign Currency Risk
Foreign exchange risk arises from cash flows relating to commercial transactions, recognised assets and liabilities and net investments in foreign operations. A substantial portion of Reuters revenue is receivable in foreign currencies with terms of payments up to three months in advance. Reuters is exposed to currency risk from committed revenue for periods of up to two years.
Transaction exposure occurs when, as a result of trading activities, an entity receives or pays cash in a currency different to its functional currency. Exposures principally arise in US dollars and Euros. Risk is managed, where opportunities arise, by denominating commercial contracts in currencies which will reduce net currency exposure. Residual exposure may be managed with the use of forward foreign exchange contracts, currency options and foreign exchange swaps.
The conversion of net investments in foreign operations into the Group’s reporting currency of sterling creates balance sheet translation exposure. The main currency to which the Group is exposed is the US dollar. To mitigate this effect, to the extent that the Group has core debt, it is held in currencies which approximately match to the currency profile of the Group’s net assets. The currency of the debt may be altered by the use of currency swaps. At the end of each quarter the currency profile of net assets and core debt, after the impact of derivatives, are reviewed and adjustments made if appropriate. Issuance of debt in foreign currency also creates translation exposure. This is managed in the form of a fair value hedge which may combine the management of foreign exchange and interest rate risk in one swap transaction.
Hedges of net investment in foreign entity
The Group’s €500 million fixed rate bond and the €250 million floating rate note issued respectively in November 2003 and November 2006 were partially swapped into US dollars and Swiss francs by transacting cross-currency interest rate swaps and designated as a hedge of the net investment in the Group’s foreign subsidiaries. The resulting debt of $694 million (2006: $694 million; 2005: $498 million) was designated against the foreign investment in US subsidiaries, goodwill arising on acquisitions, and certain intangible assets. The resulting Swiss franc debt which was terminated in January 2007 (2006: 79 million Swiss francs; 2005: 55 million Swiss francs) was designated as a hedge of the foreign investment in Reuters SA. Also a debt of €15 million (2006: €15m, 2005: €nil) was designated against the foreign investment in European subsidiaries.
Ineffectiveness of net investment hedges is recognised in operating profit.

A-8.43

Financial Instrument Sensitivity Analysis
The table below shows how the fair values of Reuters’ financial instruments would be impacted by hypothetical changes in foreign currency exchange rates.

			10%	Total
	10%	7%	weakening	weakening
	weakening	weakening	in other	in all
	in US dollar	in Euro	currencies	currencies
	against £	against £	against £	against £

2007	£ m	£ m	£ m	£ m

Total change in fair value	38	(12)	(8)	18
Impact recognised in income statement	6	(11)	(8)	(13)
Impact recognised in equity	32	(1)	—	31
2006
Total change in fair value	36	—	7	43
Impact recognised in income statement	3	1	4	8
Impact recognised in equity	33	(1)	3	35
2005
Total change in fair value	18	(6)	(6)	6
Impact recognised in income statement	(9)	(4)	(8)	(21)
Impact recognised in equity	27	(2)	2	27
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
The Group has no specific requirements on the exact proportion of interest that should be fixed or floating. The position is reviewed periodically on a currency by currency basis. Various factors are considered in the review including forecast core debt levels and prevailing market conditions. Based on this review, the Group manages its cash flow and fair value foreign exchange and interest rate risk by using interest rate swaps. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.
An analysis by currency of interest rate swaps held for risk management purposes is shown on pages A-8.46 and A-8.47.

A-8.44

Hedges of fair values
Currently all long-term debt is held on a floating rate basis after the impact of derivatives. The foreign exchange risk arising from the retranslation of the €500 million fixed rate bond issued by Reuters Finance PLC, the €250 million floating rate note and ¥1 billion fixed rate note issued by Reuters Group PLC was hedged by being swapped into sterling floating rate. The above hedges were executed in the form of cross-currency interest rate swaps.
The weighted average variable rate payable on all interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2007 was 6% (2006: 6%, 2005: 5%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.
Fair value gains and losses on fair value hedges of foreign exchange and interest rates and their underlying hedged items are recognised in finance costs. The group held no cash flow hedges during the period ended 31 December 2007 (2006: nil, 2005: nil).
The analysis below summarises the sensitivity of the fair value of the Group’s net debt to parallel shifts in the currency yield curves. The changes in rates used are deemed by management to be reasonable and are sufficient in size to demonstrate a material impact. Fair values are the present value of future cash flows based on market rates at the valuation date.
The estimated changes in the fair value of financial instruments before tax are based on a reasonably possible increase of 100 basis points in the Euro, US Dollar and Sterling market yield curves from the levels effective at 31 December 2007 with all other variables remaining constant;

	2007	2006	2005
	£m	£m	£m

100 basis points increase in US Dollar Interest Rate	(3)	(3)	(3)
100 basis points increase in Sterling Interest Rate	—	—	5
100 basis points increase in Euro Interest Rate	—	—	—
Total	(3)	(3)	2
Impact recognised in income statement	(3)	(3)	2
Impact recognised in equity	—	—	—

A-8.45

The following tables provide an analysis of the cross-currency interest rate swaps designated as fair value hedges and net investment hedges of foreign exchange and interest rate risk.

				Gross
				Contract
			Period	Amount
Received	Paid	Hedged Risk	(Years)	£m

2007 Net investment hedges:
Sterling floating	US dollar floating	Foreign exchange	2010	280
Sterling floating	US dollar floating	Foreign exchange	2008	102
Sterling floating	Euro floating	Foreign exchange	2010	10
2006 Net investment hedges:
Sterling floating	US dollar floating	Foreign exchange	2010	280
Sterling floating	US dollar floating	Foreign exchange	2008	102
Sterling floating	Swiss franc floating	Foreign exchange	2010	34
Sterling floating	Euro floating	Foreign exchange	2010	10
2005 Net investment hedges:
Sterling floating	US dollar floating	Foreign exchange	2010	280
Sterling floating	Swiss franc floating	Foreign exchange	2010	24

A-8.46

				Gross
				Contract
			Period	Amount
Received	Paid	Hedged Risk	(Years)	£m

2007 Fair value hedges:
Japanese yen fixed	Sterling floating	Interest rate and foreign
		exchange	2008	5
Euro fixed	Sterling floating	Interest rate	2010	332
Euro fixed	Sterling floating	Interest rate	2010	10
Euro floating	Sterling floating	Foreign exchange	2008	169
2006 Fair value hedges:
Japanese yen fixed	Sterling floating	Interest rate and foreign
		exchange	2008	5
Euro fixed	Sterling floating	Interest rate	2010	332
Euro fixed	Sterling floating	Interest rate	2010	10
Euro floating	Sterling floating	Foreign exchange	2008	169
2005 Fair value hedges:
Japanese yen fixed	Sterling floating	Interest rate and foreign
		exchange	2008	5
Euro fixed	Sterling floating	Interest rate	2008	351
Euro fixed	Sterling floating	Interest rate	2010	10
Forward foreign exchange contracts held for trading at 31 December 2007 had a gross contract amount £283 million (2006: £242 million, 2005: £131 million) of which the principal currencies were Euros £112 million (2006: £40 million; 2005: £14 million), US dollars £75 million (2006: £60 million; 2005: £22 million) and Swiss francs £20 million (2006: £87 million, 2005: £9 million)
In addition foreign exchange contracts designated as fair value hedges of commercial paper issued in Euros amounted to £23 million (2006: £27 million, 2005: £nil). Foreign exchange contracts held at 31 December 2007 matured in January 2008.
Embedded derivatives
Forward exchange contracts implicitly contained in subscription-based revenue commitments priced in currencies different from both the functional currency of the Reuters entity and that of the customer are separated from their host contracts and held on the balance sheet at fair value. These revenue commitments extend up to two years from the balance sheet date. The majority of embedded derivatives in sales contracts arise through US dollar pricing.
Forward exchange contracts implicitly contained in purchase commitments priced in currencies different from both the functional currency of the Reuters entity and that of the supplier are also separated from their host contracts and held on the balance sheet at fair value. These purchase commitments expire at various times between 2008 and 2012. The majority of embedded derivatives in supplier contracts are US dollar-priced commitments.

A-8.47

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
The Group does not have a material exposure to commodity price risk.
The accounting policies for financial instruments have been applied to the line items below:

		Assets a	Liabilities at
		fair value	fair value
		through	through	Derivatives		Other
	Loans and	the profit	the profit	used for	Available	financial
	Receivables	and loss	and loss	hedging	for sale	liabilities	Total
	£m	£m	£m	£m	£m	£m	£m

2007
Financial assets as per balance sheet
Other financial assets and derivatives	3	2	—	68	18	—	91
Trade and other receivables	255	—	—	—	—	—	255
Cash and cash equivalents (see note 20)	251	—	—	—	—	—	251
Financial liabilities as per balance sheet
Other financial liabilities and derivatives	—	—	(30)	(1)	—	(631)	(662)
31 December 2007	509	2	(30)	67	18	(631)	(65)

2006
Financial assets as per balance sheet
Other financial assets and derivatives	198	3	—	30	26	—	257
Trade and other receivables	258	—	—	—	—	—	258
Cash and cash equivalents (see note 20)	129	—	—	—	—	—	129
Financial liabilities as per balance sheet
Other financial liabilities and derivatives	—	—	(18)	(9)	—	(660)	(687)
Total	585	3	(18)	21	26	(660)	(43)

A-8.48

		Assets a	Liabilities at
		fair value	fair value
		through	through	Derivatives		Other
	Loans and	the profit	the profit	used for	Available	financial
	Receivables	and loss	and loss	hedging	for sale	liabilities	Total
	£m	£m	£m	£m	£m	£m	£m

2005

Financial assets as per balance sheet
Other financial assets and derivatives	1	7	—	14	18	—	40
Trade and other receivables	270	—	—	—	—	—	270
Cash and cash equivalents (see note 20)	662	—	—	—	—	—	662
Financial liabilities as per balance sheet
Other financial liabilities and derivatives	—	—	(1)	(9)	—	(410)	(420)
Total	933	7	(1)	5	18	(410)	552
There are no material differences between the fair value and carrying value of financial instruments.
Counterparty credit risk
The Group is exposed to concentrations of credit risk, which are managed on a Group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments, available-for-sale assets, and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.
The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group’s maximum exposure to credit risk.
Short-term deposits of £3 million at 31 December 2007 relate to deposits in Brazil with a high quality financial institution, and hence the credit risk is perceived to be low. Short-term deposits of £198 million at 31 December 2006 included £197 million in relation to a single counterparty in respect of which credit protection was arranged in the form of credit default swaps and letters of credit. This investment matured on 7 November 2007. No collateral was held as security in respect of these amounts.
Cash and cash equivalents total £251 million at 31 December 2007 (2006: £129 million; 2005: £662 million). The Group invests and conducts its cash management activities with high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

A-8.49

Derivative financial instruments with a fair value of £68 million at 31 December 2007 (2006: £30 million; 2005: £14 million) are unsecured. The credit risk attributed to a derivative financial instrument is generally restricted to its fair value and not the principal amount hedged. However, Reuters does not anticipate non-performance by the counterparties which are all banks with recognised long-term credit ratings of ‘A3/A-’ or higher. Ongoing credit evaluation is performed on the financial condition of accounts receivable and credit terms adjusted if appropriate. For treasury activity, approved counterparty credit limits and their utilisation are monitored and transactions arranged only within agreed limits. Credit risk may be managed by the use of credit default swaps and standby letters of credit.
Available-for-sale financial assets totalled £18 million at 31 December 2007, of which £17 million is held in US dollars and the remainder in Swiss francs. The majority of these assets are in the form of equity holdings, and the carrying value of the assets is considered fully recoverable.
Trade receivables net of impairment of £107 million (2006: £110 million; 2005: £120 million) are concentrated in the financial community, and are managed as one class of receivables. Because of the high proportion of Reuters customers that are banks and other regulated financial institutions, the low historic incidence of customer defaults, and the short-term, recurring nature of Reuters billing and collection arrangements, management assess the credit quality of Reuters customer base as high. A small proportion of new customers are referred to external credit rating agencies before acceptance.
The Group estimates that its subscribers are approximately split as follows:

	2007	2006	2005
	%	%	%

Financial institutions	62	65	72
Corporations in other sectors	21	21	14
Newspapers, broadcast news media & news agencies	14	11	9
Governments, central banks & other organisations	3	3	5
Total	100	100	100

A-8.50

18 Inventories

	2007	2006	2005
	£m	£m	£m

Work in progress on contracts	—	1	1
19 Trade and other receivables

	2007	2006	2005
	£m	£m	£m

Trade receivables	118	123	138
Less: Provision for impairment	(11)	(13)	(18)
	107	110	120
Amounts owed by associates and joint ventures	1	6	4
Other receivables	57	80	68
Prepayments and accrued income	90	62	78
Total trade and other receivables	255	258	270
The carrying value of trade and other receivables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.
Concentration of credit risk faced by the Group and other relevant risk factors are detailed in note 17.
Provision for doubtful debts
The allowance for doubtful debts is comprised entirely of impairments raised against specific trade receivables balances, which are mainly those greater than 365 days old. Impairments represent the differences between the carrying amount of the specific trade receivable and the present value of the expected recoverable amount. No individual impairment is considered material.
The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time. All debts greater than three months past their due date are reviewed monthly, and impairments raised where appropriate. Examples of events which could give rise to impairment are: news about a customer’s financial condition, an account manager’s doubt that a customer is able to pay, delinquency in payment (more than 365 days overdue) and known trading or liquidity problems in a particular market sector.
If the final outcome (on the judgement areas) were to differ by 10% from management’s estimates, the Group would need to book an adjustment of £1 million to operating costs and to trade receivables.

A-8.51

Movement in the allowance for doubtful debts:

	2007	2006	2005
	£m	£m	£m

Balance at 1 January	(13)	(18)	(31)
Utilisation of provision	3	4	5
Unused provision released to profit	3	3	4
Increase in provision	(4)	(3)	(5)
Disposals*	—	—	10
Foreign exchange differences	—	1	(1)
Balance at 31 December	(11)	(13)	(18)

*	The disposal of £10 million in 2005 relates to Instinet.
Included within trade receivables are amounts past due at the reporting date but not impaired of £64 million. Management believes that these amounts are recoverable as there has been no significant change in the debtors’ credit quality, and accordingly has not provided for them. The Group has no collateral over these balances.
The ageing of net trade receivables at the reporting date was:

	2007	2006	2005
	£m	£m	£m

Not overdue	43	52	58
Past due 0-30 days	22	11	18
Past due 31-60 days	22	20	18
Past due 61-90 days	10	16	13
Past due 91-180 days	7	8	8
Past due 181-365 days	3	3	5
	107	110	120
See note 17 for information on credit risk and impairment associated with trade and other receivables.

A-8.52

Trade and other receivables include amounts denominated in the following major currencies:

	2007	2006	2005
	£m	£m	£m

Canadian Dollar	6	6	3
Swiss Franc	2	3	4
Euro	37	34	36
United Kingdom Pounds Sterling	48	53	65
Japanese Yen	11	13	11
Singapore Dollar	2	3	2
US Dollar	73	95	90
Other	30	26	19
	209	233	230
Prepayments and accrued income include £46 million of prepayments which are non-financial assets (2006: £25 million; 2005: £40million) and which have been excluded from the table above.
20 Cash and cash equivalents

	2007	2006	2005
	£m	£m	£m

Cash:
Cash in hand and at bank	106	79	98
Unlisted cash equivalents:
Term deposits — UK	26	2	12
Term deposits — overseas	2	5	3
Other investments — UK	117	37	546
Other investments — overseas	—	6	3
Cash and cash equivalents	251	129	662
The following cash balances are held by subsidiaries in countries where exchange control restrictions are in force, such that cash is not freely transferable around the Group:

	2007	2006	2005
	£m	£m	£m

Brazil	2	1	2
China	—	—	1
Venezuela	4	3	2
Total restricted cash	6	4	5

A-8.53

21 Non-current assets and liabilities held for sale
The following are assets and liabilities classified as held for sale at 31 December:

	2007	2006	2005
	£m	£m	£m

Non-current assets classified as held for sale:
Property, plant and equipment	—	—	1
Assets of associate held exclusively for resale	14	—	—
Total assets classified as held for sale	14	—	1
Liabilities directly associated with non-current assets classified as held for sale:
Liabilities of associate held exclusively for resale	—	—	—
Total net assets classified as held for sale	14	—	1
On 29 November 2007, the Group classified its investment in TIMES NOW as a non-current asset held for sale.
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
22 Trade and other payables

	2007	2006	2005
	£m	£m	£m

Trade payables	62	56	14
Accruals	336	276	264
Deferred income	33	31	25
Amounts owed to associates and joint ventures	1	1	11
Other payables	215	94	107
Other taxation and social security	45	33	35
Total trade and other payables	692	491	456
The carrying value of trade and other payables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.

A-8.54

23 Current tax liabilities

	2007	2006	2005
	£m	£m	£m

Current tax liabilities	247	196	228
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
24 Provisions for liabilities and charges

	2007	2006	2005
	£m	£m	£m

Provisions for post-employment benefits (see note 25)	43	145	317
Other provisions for liabilities and charges	96	119	139
Total provisions	139	264	456
Less: Non-current portion	(102)	(204)	(392)
Current portion	37	60	64
The movement in other provisions for liabilities and charges during 2007 was as follows:

			Other
	Rationalization	Legal/compliance	property	Other	Total
	£m	£m	£m	£m	£m

1 January 2007	95	7	2	15	119
Exchange differences	1	—	—	—	1
Charged in the year	14	3	3	14	34
Utilised in the year	(32)	(2)	(1)	(7)	(42)
Released	(10)	—	—	(7)	(17)
Unwinding of discounts	1	—	—	—	1
31 December 2007	69	8	4	15	96
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

A-8.55

respect of the discount factor, based on a risk-free rate (4% to 5%), which is applied to the rent shortfalls. For severance provisions, the provision is only recognised where employees have a valid expectation or have already been told of their redundancy. Other provisions are held where the recoverability of amounts is uncertain where the actual outcome may differ from the resulting estimates.
Additionally, the Group is subject to certain legal claims and actions (see note 35). Provision for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, including any associated legal costs. The level of any provision is inevitably an area of management judgement given the outcome of litigation is difficult to predict. There can be no assurance that there will not be an increase in the scope of these legal matters or that any future lawsuits, claims, proceedings or investigations will not be material.
The rationalisation provisions include the Core Plus programme which was announced in July 2005 and includes headcount reduction, data centre rationalisation and development transformation. These provisions will be primarily utilised over the next three years.
Also included within the rationalisation provision at the end of 2007 are obligations related to the Fast Forward programme which was first announced in 2003 and the Telerate integration programme which began in June 2005. Both programmes included headcount reduction and property rationalisation. Severance related provisions have been substantially utilised by the end of 2007, property-related provisions will be substantially utilised over the remaining lease periods.
Legal/compliance provisions represents the expected cost of settling disputes arising from contractual arrangements with third-party suppliers and individuals and the expected cost of fulfilling indemnities given on the disposal of subsidiaries.
Other property provisions reflect Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements outside the rationalisation programmes and will be utilised over the remaining lease periods that extend up to 2010.

A-8.56

25 Retirement benefits
The Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.
Defined contribution plans
Reuters Group operates 34 defined contribution plans covering approximately 52% of its employees, of which the largest plans are the Reuters Retirement Plan and the Reuters 401(k) Plans. The percentage of total employees covered and the company contribution to these plans were:

	Company
	contribution
	% of employees	% of basic salary

Reuters Retirement Plan	16.1	11.0	*
Reuters 401(k) Pension Plans	20.0	6.0

*	7.0% plus 4% through salary sacrifice arrangements.
The Group contributed £31 million to defined contribution plans in 2007 (2006: £29 million; 2005: £25 million) and expects to contribute £32 million in 2008.
Defined benefit plans
The Group also operates 29 defined benefit plans and post retirement medical plans covering approximately 16% of employees. All significant plans are valued under IAS 19 ‘Employee Benefits’ by independently qualified actuaries using the Projected Unit Credit Method.
The largest defined benefit plans are the Reuters Pension Fund (RPF) and the Reuters Supplementary Pension Scheme (SPS). The total defined benefit obligation for all significant plans at 31 December 2007 was £1,228 million (2006: £1,417 million, 2005: £1,346 million), of which £907 million (2006: £1,075 million, 2005: £985 million) related to the RPF and £160 million (2006: £158 million, 2005: £162 million) related to the SPS. The RPF is a complex, hybrid pension fund, with both defined company and employee contributions, and defined employee benefits. The SPS is a smaller defined benefit plan with benefits related to final salary and length of service.
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

A-8.57

Movement on pension provisions and similar obligations

	2007	2006	2005
	£m	£m	£m

1 January	(131)	(317)	(263)
Income statement (see note 3):
Defined benefit plans*	(8)	(30)	(27)
Post-retirement medical benefits	(1)	—	(3)
Actuarial gains and losses taken directly to reserves:
Defined benefit plans*	97	8	(46)
Post-retirement medical benefits	1	(2)	(2)
Exchange differences
Defined benefit plans*	—	1	—
Post-retirement medical benefits	—	1	—
	(42)	(339)	(341)
Contributions paid	31	208	24
Net scheme surpluses/provisions	(11)	(131)	(317)
Schemes in surplus recognised within non-current assets	(32)	(14)	—
31 December	(43)	(145)	(317)
Composed of:
Defined benefit plans*	(28)	(129)	(302)
Post-retirement medical benefits	(8)	(9)	(8)
Other	(7)	(7)	(7)
31 December	(43)	(145)	(317)

*	The figures for defined benefit plans include a number of immaterial schemes which have not been valued under IAS 19.
Retirement benefit assets

	2007	2006	2005
	£m	£m	£m

Schemes in surplus	32	14	—
Reimbursement rights	7	4	—
Total retirement benefit assets	39	18	—

A-8.58

Amounts recognised in respect of material defined benefit plans
The following disclosures only refer to the Group’s material defined benefit plans:
Defined benefit assets/(liabilities) recognised in the balance sheet

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Present value of funded obligations	(1,067)	(1,233)	(1,148)	(133)	(157)	(167)	—	—	—	(1,200)	(1,390)	(1,315)
Fair value of plan assets	1,202	1,158	902	143	140	139	—	—	—	1,345	1,298	1,041
	135	(75)	(246)	10	(17)	(28)	—	—	—	145	(92)	(274)
Present value of unfunded obligations	(16)	(15)	(19)	(4)	(3)	(4)	(8)	(9)	(8)	(28)	(27)	(31)
	119	(90)	(265)	6	(20)	(32)	(8)	(9)	(8)	117	(119)	(305)
Plan asset not recognised in the balance sheet	(111)	—	—	(8)	(3)	(3)	—	—	—	(119)	(3)	(3)
IAS 19 deficit recognised in the balance sheet	(16)	(102)	(265)	(10)	(25)	(35)	(8)	(9)	(8)	(34)	(136)	(308)
IAS 19 surplus recognised in the balance sheet	24	12	—	8	2	—	—	—	—	32	14	—
Fair value of reimbursement rights not recognised as pension plan assets	1	—	—	4	4	4	—	—	—	5	4	4
The assets and obligations reported under UK plans include the RPF, the SPS and a number of smaller unfunded early retirement, ill health and retirement benefit schemes.
Plan assets not recognised in the balance sheet represent the scheme surplus deemed irrecoverable as the Group cannot unilaterally reduce future contributions.

A-8.59

The reimbursement rights reported relate to insurance policies held by Reuters in respect of plans in the UK and Germany which do not meet the definition of plan assets under IAS19. These are recognised in non-current assets.
Amounts recognised in the income statement

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Current service cost	20	23	19	8	10	11	—	—	—	28	33	30
Interest cost	61	55	52	5	5	5	1	—	—	67	60	57
Expected gain on plan assets	(72)	(61)	(51)	(6)	(6)	(7)	—	—	—	(78)	(67)	(58)
Past service cost	—	6	1	—	—	—	—	—	2	—	6	3
Gains on curtailments	(1)	(3)	(2)	(7)	—	(3)	—	—	—	(8)	(3)	(5)
Gains on settlements	—	—	(1)	—	—	—	—	—	—	—	—	(1)
Total recognised in the income statement	8	20	18	—	9	6	1	—	2	9	29	26
Included within:
Operating profit	8	22	20	—	9	6	1	—	2	9	31	28
Profit on disposal of associates, joint ventures and available-for-sale financial assets	—	(2)	—	—	—	—	—	—	—	—	(2)	—
Profit for the year from discontinued operations	—	—	(2)	—	—	—	—	—	—	—	—	(2)
Total recognised in the income statement	8	20	18	—	9	6	1	—	2	9	29	26
Actual return on plan assets	50	92	146	5	10	18	—	—	—	55	102	164

A-8.60

Further amounts recognised in the statement of recognised income and expense

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Actuarial losses/(gains)	(192)	5	46	(20)	(13)	(3)	(2)	2	2	(214)	(6)	45
Effect of asset ceiling	111	—	—	5	—	3	—	—	—	116	—	3
	(81)	5	46	(15)	(13)	—	(2)	2	2	(98)	(6)	48
Deferred taxation impact of actuarial gains and losses recognised in the statement of recognised income and expense	18	(1)	(10)	3	3	—	—	(1)	—	21	1	(10)
Total recognised in the statement of recognised income and expense	(63)	4	36	(12)	(10)	—	(2)	1	2	(77)	(5)	38
Cumulative amounts recognised in the statement of recognised income and expense

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance of actuarial losses at 1 January	246	241	195	(6)	7	10	4	2	—	244	250	205
Net actuarial losses/(gains) recognised in year	(192)	5	46	(20)	(13)	(3)	(2)	2	2	(214)	(6)	45
Balance of actuarial losses/(gains) at 31 December	54	246	241	(26)	(6)	7	2	4	2	30	244	250
Balance of asset limit effects at 1 January	—	—	—	3	3	—	—	—	—	3	3	—
Effects of the asset ceiling in the year	111	—	—	5	—	3	—	—	—	116	—	3
Balance of asset limit effects at 31 December	111	—	—	8	3	3	—	—	—	119	3	3

A-8.61

Changes in the present value of the defined benefit obligation

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening defined benefit obligation	(1,248)	(1,167)	(995)	(160)	(171)	(160)	(9)	(8)	(3)	(1,417)	(1,346)	(1,158)
Current service cost	(20)	(23)	(19)	(8)	(10)	(11)	—	—	—	(28)	(33)	(30)
Past service cost	—	(6)	(1)	—	—	—	—	—	(2)	—	(6)	(3)
Interest cost	(61)	(55)	(52)	(5)	(5)	(5)	(1)	—	—	(67)	(60)	(57)
Gains on curtailments	1	3	2	7	—	3	—	—	—	8	3	5
Liabilities extinguished on settlements	2	—	8	3	1	—	—	—	—	5	1	8
Actuarial gains/ (losses)	214	(36)	(141)	21	9	(8)	2	(2)	(2)	237	(29)	(151)
Contributions by employees	—	(1)	(3)	(3)	(4)	(4)	—	—	—	(3)	(5)	(7)
Benefits paid	29	37	34	14	8	14	—	—	—	43	45	48
Exchange differences on overseas plans	—	—	—	(6)	12	—	—	1	(1)	(6)	13	(1)
Closing defined benefit obligation	(1,083)	(1,248)	(1,167)	(137)	(160)	(171)	(8)	(9)	(8)	(1,228)	(1,417)	(1,346)

A-8.62

Changes in the fair value of plan assets

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening fair value of plan assets	1,158	902	781	140	139	124	—	—	—	1,298	1,041	905
Expected return	72	61	51	6	6	7	—	—	—	78	67	58
Assets transferred on settlements	(2)	—	(7)	(3)	(1)	—	—	—	—	(5)	(1)	(7)
Actuarial gains/(losses)	(22)	31	95	(1)	4	11	—	—	—	(23)	35	106
Contributions by employer	25	200	13	6	7	6	—	—	—	31	207	19
Contributions by employees	—	1	3	3	4	4	—	—	—	3	5	7
Benefits paid	(29)	(37)	(34)	(14)	(8)	(14)	—	—	—	(43)	(45)	(48)
Exchange differences on overseas plans	—	—	—	6	(11)	1	—	—	—	6	(11)	1
Closing fair value of plan assets	1,202	1,158	902	143	140	139	—	—	—	1,345	1,298	1,041
The weighted average duration of the scheme obligations were 25 years and 14 years for the RPF and the SPS respectively.
Following discussions with Trustees of the RPF and SPS, a special contribution of £3.5 million was made to the SPS in 2007, with £36.2 million due to the RPF in 2008. In addition, payments of £1.5 million per year are due to the SPS in each of the years from 2008 until 2010. In addition to these special contributions, employer’s contribution rates have been agreed at between 19.0% and 25.8% of pensionable salary (including 6% and 9% respectively through salary sacrifice arrangements) from 1 April 2007 for RPF members and 34.2% for SPS members (including 6% through salary sacrifice arrangements).
The Group expects to contribute £66 million to its defined benefit schemes in 2008, including the special contributions referred to above.

A-8.63

Major categories of plan assets as a percentage of total plan assets

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%	%	%	%	%	%	%

Equities	43	44	55	44	45	46	—	—	—	43	44	54
Bonds	44	45	36	48	47	45	—	—	—	44	45	37
Property	6	7	7	—	—	—	—	—	—	5	6	6
Cash	—	1	2	3	4	5	—	—	—	1	2	2
Other	7	3	—	5	4	4	—	—	—	7	3	1
The trustees of the RPF and SPS have responsibility for the operation of the fund including strategic decision making on investment matters. A statement of investment principles has been made by the trustee.
The Strategic asset allocation of the fund is driven by the financial characteristics of the fund, in particular the fund’s liabilities and the risk tolerance of the trustees. In setting the Investment policy, the trustees of the RPF and SPS sought the views of the Company.
Principal actuarial assumptions at the balance sheet date (expressed as a weighted average)

				Overseas			Post retirement
	UK Plans			Plans			medical benefits
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%	%	%	%

Discount rate	5.80	4.93	4.75	4.11	3.49	3.29	6.50	6.00	5.50
Inflation assumption	3.30	3.00	2.75	1.77	1.57	1.47	—	—	—
Rate of increase in salaries	4.55	4.25	4.00	2.82	2.61	2.39	—	—	—
Rate of increase in pensions in payment	3.00	3.00	2.75	1.54	1.38	1.38	—	—	—
Medical cost trend	—	—	—	—	—	—	5.00	5.00	5.50
Expected rate of return on reimbursement rights	—	5.10	—	—	4.75	4.25	—	—	—
Expected rate of return on assets:
Equities	8.20	8.10	8.00	6.18	6.42	7.10	—	—	—
Bonds	5.80	4.49	4.00	3.53	3.14	2.92	—	—	—
Property	6.40	6.20	6.00	—	—	—	—	—	—
Cash	4.50	4.25	4.00	2.68	2.28	2.44	—	—	—
Other	4.50	4.25	—	2.10	6.05	5.47	—	—	—

A-8.64

For the RPF and SPS, the two largest schemes, a 0.25% increase in the discount rate would result in a £49 million decrease in the defined benefit obligation at the balance sheet date. A 0.25% decrease in the discount rate would result in a £53 million increase in the defined benefit obligation at the balance sheet date. The effects of such a change are partially hedged by the schemes’ asset portfolio.
The expected return on plan assets reflects the investments currently held to provide for the pension benefit obligations as at the balance sheet date. Plan assets primarily consist of equity instruments and fixed income investments. The expected rate of return on equities was based on expected market conditions in each of the territories in which plans operate. The expected return on assets is stated net of investment expenses. The expected return on assets for the UK plans at 31 December 2007, 31 December 2006 and 31 December 2005 is stated gross of the expected levy to the UK Pension Protection Fund.
UK mortality assumptions
The mortality assumptions used to assess the defined benefit obligation for the RPF and the SPS, the largest plans, at 31 December 2007 are based on the 00 series tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements and adjustment for the medium cohort effect. At 31 December 2006 and 31 December 2005 the 92 series short cohort tables were used, also with allowance for projected longevity improvements to calendar year 2025 and adjustment for the short cohort effect.
The following table illustrates the expectation of life of an average member reaching age 65 at the balance sheet date and member reaching 65 at the same date plus 25 years under the assumptions used at 31 December 2007, and under those used at 31 December 2006 and 31 December 2005.

	Life expectation in years
	Male	Female

31 December 2007
Retiring at reporting date at age 65	22	24
Retiring at reporting date + 25 years at age 65	23	25

	Life expectation in years
	Male	Female

31 December 2006
Retiring at reporting date at age 65	21	24
Retiring at reporting date + 25 years at age 65	22	24
For the RPF and the SPS, an increase in life expectancy of 1 year across all age groups would result in a £20 million increase in the defined benefit obligation.

A-8.65

History of experience gains and losses

	2007				2006				2005
			Post				Post				Post
			retirement				retirement				retirement
	UK	Overseas	medical		UK	Overseas	medical		UK	Overseas	medical
	Plans	Plans	benefits	Total	Plans	Plans	benefits	Total	Plans	Plans	benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Defined benefit obligation	(1,083)	(137)	(8)	(1,228)	(1,248)	(160)	(9)	(1,417)	(1,167)	(171)	(8)	(1,346)
Plan assets	1,202	143	—	1,345	1,158	140	—	1,298	902	139	—	1,041
Deficit	119	6	(8)	117	(90)	(20)	(9)	(119)	(265)	(32)	(8)	(305)
Experience adjustments on plan liabilities	(81)	(11)	(1)	(93)	14	(3)	3	14	(16)	6	(1)	(11)
Experience adjustments on plan assets	22	1	—	23	31	4	—	35	95	11	—	106
26 Deferred tax
The movement on the deferred tax account is as shown below:

	2007	2006	2005
	£m	£m	£m

1 January 2007	171	210	247
Acquisitions/disposals	(4)	(11)	(46)
Income statement (credit)/charge)	21	(18)	(19)
Equity (charge)/credit	(21)	(1)	10
Exchange differences	—	(10)	8
Stock options deferred tax in equity	4	1	10
31 December 2007	171	171	210
Deferred tax assets have been recognised in respect of tax losses and other temporary differences giving rise to deferred tax assets only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognised in respect of unused tax losses of £121 million carried forward at the balance sheet date. The deferred tax asset not recognised in respect of these losses is £45 million.

A-8.66

Deferred tax assets of £185 million have been recognised in respect of tax losses and other deductible temporary differences arising in certain jurisdictions where losses were incurred in the current or preceding period. Recognition of these assets is based on all relevant factors including their expected recovery measured using Group profit forecasts.
No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures as the Group is able to control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future. If the earnings were remitted, tax of £978 million would be payable.
The movements of deferred tax assets and liabilities are shown below:
Deferred tax liabilities

	Fixed
	Assets	Other	Total
	£m	£m	£m

1 January 2007	(12)	(98)	(110)
Acquisitions/Disposals	—	(4)	(4)
Exchange differences	—	—	—
Charged to income statement	(1)	—	(1)
31 December 2007	(13)	(102)	(115)
Deferred tax assets

	Fixed		Stock
	Assets	Losses	options	Other	Total
	£m	£m	£m	£m	£m

1 January 2007	62	111	17	91	281
Credited/ (charged) to income statement	13	(15)	5	19	22
Credited/(charged) in equity	—	15	4	(36)	(17)
Realisation of stock option deductions	—	8	(8)	—	—
Exchange differences	—	—	—	—	—
31 December 2007	75	119	18	74	286
Net Deferred Tax Asset
31 December 2006					171
31 December 2007					171
The deferred tax asset expected to be recovered after more than one year is £219 million (2006: £183 million, 2005: £135 million).

A-8.67

27 Share capital
Movements in share capital during the year ended 31 December were as below:

	Called up
	share	Share	Share
	capital	premium	capital
	£m	£m	£m

1 January 2005	359	96	455
Shares allotted during the year	1	11	12
31 December 2005	360	107	467
Shares allotted during the year	7	34	41
Shares cancelled during the year	(12)	—	(12)
31 December 2006	355	141	496
Shares allotted during the year	5	48	53
Shares cancelled during the year	(10)	—	(10)
31 December 2007	350	189	539
An analysis of called up share capital is set out below:

	2007	2006	2005
	£m	£m	£m

Authorised:
One Founders Share of £1	—	—	—
2,100 million ordinary shares of 25p each	525	525	525
	525	525	525
Allotted, called up and fully paid:
One Founders Share of £1	—	—	—
Ordinary shares of 25p each	350	355	360
	350	355	360
Number of ordinary shares of 25p each (millions)	1,401	1,422	1,441
Shares allotted during the year in millions
18,557,662 shares in Reuters Group PLC were issued under employee share schemes at prices ranging from £nil to 630p per share. Transaction costs incurred on issue of shares amounted to £nil (2006: £nil, 2005: £nil)	19	29	6
Proceeds from the issue of shares for the year ended 31 December 2007 totalled £47 million (2006: £32 million, 2005: £10 million).

A-8.68

During 2007, Reuters cancelled 39 million shares, 37 million of which were repurchased as part of the ongoing share buyback programme.
Called up share capital includes £1 million for shares granted to employees on exercise of share option/awards in respect of which no cash had been received at the balance sheet date (2006: £1 million, 2005, £1 million).
The following table provides a summary of the shares bought under the buyback programme, from its announcement in July 2005 until May 2007, and then December 2007.

	Total number
	of shares		Approximate
	purchased as		value of shares
	part of		that may
	publicly	Average price	be purchased
	announced	paid per	under the
Month	programme	share (£)	programme (£m)

2005 :
July	1,500,000	3.89	994
August	8,500,000	3.70	962
September	7,150,000	3.73	936
October	2,800,000	3.53	926
November	22,800,000	3.89	836
December	14,650,000	4.08	776
2006 :
January	10,500,000	4.32	731
February	18,450,000	4.06	655
March	13,725,000	3.89	601
April	6,000,000	3.98	577
May	9,435,000	3.86	541
June	17,750,000	3.67	475
July	6,770,000	3.75	450
August	13,000,000	3.89	399
September	9,750,000	4.11	358
October	8,725,000	4.43	319
November	9,500,000	4.57	276
December	5,594,000	4.55	250
2007 :
January	5,700,000	4.43	225
February	6,300,000	4.32	197
March	11,850,000	4.41	145
April	7,675,000	4.85	107

A-8.69

The share buyback programme to return £1 billion to shareholders was announced on 26 July 2005 and was due to run for two years to July 2007. Reuters determined to terminate the above £1 billion buyback programme in May 2007 prior to its expiration. No other programme has expired during the period covered by the table.
The following table provides a summary of the shares bought under the buyback programme, from its announcement on 13 December 2007 until 31 December 2007.

Total number
of shares
	purchased as		Total
	part of publicly	Average price	cost of shares
	announced	paid per	purchased
Month	programme	share (£)	(£m)

2007 :
December	5,050,000	6.14	31
The current share buyback programme was announced on 13 December 2007 with the intention of repurchasing up to 50 million shares. Regulatory approval was granted for the Thomson-Reuters transaction, subject to certain conditions, on 19 February 2008, at which date the current share buyback programme was suspended. The share buyback programme resumed on 10 March 2008.

A-8.70

28 Other reserves
An analysis of the movement in other reserves is set out below:

	Capital		Available			Total
	redemption	Other	for-sale	Hedging	Translation	other
	reserve	reserve	reserve	reserve	reserve	reserves
	£m	£m	£m	£m	£m	£m

1 January 2005	1	(1,718)	94	30	(54)	(1,647)
Exchange differences taken directly to reserves	—	—	—	—	97	97
Exchange differences taken to the income statement on disposal of assets	—	—	—	—	(2)	(2)
Fair value losses on available-for-sale financial assets	—	—	(22)	—	—	(22)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	—	—	(68)	—	—	(68)
Fair value losses on net investment hedges	—	—	—	(39)	—	(39)
Fair value gains taken to the income statement on disposal of net investments	—	—	—	(14)	—	(14)
Other movements	—	(1)	—	—	—	(1)
Tax on items taken directly to or transferred from reserves	—	—	—	16	(12)	4
31 December 2005	1	(1,719)	4	(7)	29	(1,692)
Exchange differences taken directly to reserves	—	—	—	—	(95)	(95)
Fair value gains on available-for-sale financial assets	—	—	6	—	—	6
Fair value gains on net investment hedges	—	—	—	34	—	34
Redemption of share capital	12	—	—	—	—	12
Tax on items taken directly to or transferred from reserves	—	—	—	(10)	7	(3)
31 December 2006	13	(1,719)	10	17	(59)	(1,738)
Exchange differences taken directly to reserves	—	—	—	—	20	20
Fair value gains on available-for-sale financial assets	—	—	11	—	—	11
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	—	—	(18)	—	—	(18)
Fair value gains on net investment hedges	—	—	—	4	—	4
Redemption of share capital	10	—	—	—	—	10
Tax on items taken directly to or transferred from reserves	—	—	—	(1)	2	1
31 December 2007	23	(1,719)	3	20	(37)	(1,710)
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
The translation reserve is used to record cumulative exchange differences on the assets and liabilities of foreign operations. The cumulative exchange difference is recognised in the income statement disposal of the foreign operation.

A-8.71

29 Net cash flow from operating activities
Profit for the year is reconciled to cash generated from operations as follows:

	2007	2006	2005
	£m	£m	£m

Profit for the year from continuing operations	213	293	229
Adjustments for:
Depreciation	96	95	99
Impairment of associates and joint ventures	—	—	2
Impairment of intangibles	21	—	1
Amortisation of intangibles	61	46	33
Profit on disposal of property, plant and equipment	(10)	(2)	—
Employee share scheme charges	34	30	30
Foreign exchange losses/(gains)	18	(14)	(8)
Fair value movements on derivatives	13	19	(18)
Fair value movements on other financial assets	—	—	16
Profits on disposals	(24)	(80)	(42)
Income from investments	(1)	—	(1)
Share of post-taxation losses/(profits) of associates and joint ventures	6	4	(5)
Finance income	(117)	(72)	(41)
Finance costs	151	87	53
Taxation	60	20	9
Movements in working capital:
Decrease in inventories	1	—	2
(Increase)/decrease in trade and other receivables	(12)	23	3
Increase/(decrease) in trade and other payables	75	51	(52)
(Decrease)/increase in pensions deficit	(26)	(176)	9
Decrease in provisions	(25)	(13)	(27)
Decrease in amounts payable to discontinued operations	—	—	(24)
Cash generated from continuing operations	534	311	268
Profit for the year from discontinued operations	14	12	253
Adjustments for:
Depreciation	—	—	4
Amortisation of intangibles	—	—	2
Loss on disposal of property, plant and equipment	—	—	4
Employee share scheme charges	—	—	18
Profits on disposals	(14)	(12)	(278)
Finance income	—	—	(13)
Taxation	—	—	20
Movements in working capital:
Increase in trade and other receivables	—	—	(28)
Decrease in trade and other payables	—	—	(17)
Increase in provisions	—	—	14
Decrease in amounts receivable from continuing operations	—	—	24
Cash generated from discontinued operations	—	—	3
Cash generated from operations	534	311	271

A-8.72

30 Cash flow from acquisitions and disposals

	2007	2006	2005
	£m	£m	£m

Acquisitions (including joint ventures and associates):
Subsidiary undertakings (see note 36)	(23)	(32)	(135)
Joint ventures and associates	(14)	(27)	(1)
Deferred payments for acquisitions in prior years	(4)	(9)	(8)
	(41)	(68)	(144)
Less: cash acquired	2	1	20
Acquisitions, net of cash acquired	(39)	(67)	(124)
Disposals (including joint ventures and associates):
Subsidiary undertakings*	24	(15)	824
Joint ventures and associates	(1)	80	1
Instinet (deemed disposal)	—	—	3
	23	65	828
Add: cash disposed	—	—	(582)
Disposals, net of cash disposed	23	65	246

*	The cash inflow of £24 million for subsidiary undertakings principally consists of a tax settlement on disposal of Instinet Group which was completed in December 2005. (2006 outflow of £15 million for subsidiary undertakings represents transaction fees on the disposal of Instinet Group).
31 Reconciliation of cash and cash equivalents
Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2007	2006	2005
	£m	£m	£m

Cash and cash equivalents (see note 20)	251	129	662
Bank overdrafts	(9)	(24)	(25)
Total cash and cash equivalents	242	105	637

A-8.73

32 Dividends

	2007	2006	2005
	£m	£m	£m

Prior year final paid	86	81	86
Current year interim paid	61	53	54
	147	134	140
Per ordinary share	Pence	Pence	Pence
Prior year final paid	6.90	6.15	6.15
Current year interim paid	5.00	4.10	3.85
A further interim dividend in respect of 2007 of 7p per ordinary share will amount to an approximate total dividend of £87million. These financial statements do not reflect this proposed dividend payable.
At 31 December 2007, 27 million shares representing 2% of Reuters Group PLC’s shares, were held by Reuters Employee Share Ownership Trusts in respect of which dividend rights have been waived until Reuters receives written confirmation of cancellation from Computershare Trustees (CI) Limited.
33 Employee share plans
The Group operates a number of share incentive plans for the benefit of employees. The scheme rules of each of these plans contain change of control clauses, which, under certain circumstances, allow for the early vesting of the plans in the event that Reuters is acquired by a third party. The nature of each plan including general terms and conditions and the methods of settlement is set out below:
Long-Term Incentive Plan (LTIP): Since 1993, Reuters has operated an LTIP that seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of contingent share rights to executive directors and to those senior managers most able to influence corporate performance.
For awards prior to 2006, performance is assessed by reference to the company’s relative total shareholder return (TSR) measured against the FTSE 100 over the performance period and awards vest and are released after 3 years subject to the performance conditions attached. For awards made prior to 2004 that do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For awards made from 2004 onwards, the re-testing provision does not apply.
50% of the 2006 and 2007 awards had TSR performance conditions attached. However, the remaining 50% have performance conditions based on PBT targets.
From 2003, charges for these awards have been based on the fair market value per share using option pricing methodology. The fair market value ascribed to each TSR LTIP award in 2007 was 43.6% (2006: 55.9%) of the market value at the date of grant. The fair market value ascribed to each PBT LTIP award in 2007 was 92.9% (2006: 93.9%).
All of the LTIP awards are settled in equity.
Discretionary Share Option Plan (DSOP): The global DSOP was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. The options were normally granted with a four year vesting period, shares vesting 25% each year.

A-8.74

With effect from 2004, to reduce the dilutive impact DSOPs have on shareholders’ interests and to allow the introduction of a plan better targeted at the general employee population, the number of participants was reduced significantly. Participation will normally be confined to executive directors and members of the GLT (prior to 2006, the GMC). Other employees may be eligible to participate in the Restricted Share Plan (see below).
For awards granted from 2005 onwards, full vesting is achieved if adjusted EPS growth exceeds the percentage growth in the retail price index (RPI) by an average of 9% each year over the three year performance period. For awards granted in 2006 and 2007, 50% of the awards vest if adjusted EPS growth exceeds RPI growth by an average of 6% each year over three years, with 9% average growth per year required for full vesting, and awards vesting proportionally for average growth of between 6% and 9%. Of those options which vest under the 2006 and 2007 plans, only 50% can be exercised immediately. A further 25% can be exercised after one year, and another 25% can be exercised after two years.
All options are subject to a maximum 10 year life and are typically settled in equity.
Save-as-you-Earn (SAYE) Plan: An all-employee international savings-related share option plan is offered in which the executive directors are also eligible to participate. Participants save a fixed monthly amount of up to £250 (subject to a maximum, established annually for each offer) for three years and are then able to use their savings to buy shares at a price set at a 20% discount to the market value at the start of the savings period. In line with market practice, no performance conditions are attached to options granted under this plan.
Options are subject to a maximum life of three years and six months and are settled in equity.
Annual Bonus Profit Sharing Plan (ABPSP): In December 2003, Reuters announced its intention to introduce a new profit-sharing plan across the all-employee population. This plan was introduced to focus employees on reward for profit growth. In 2006, this plan was operated as a cash-only plan and no shares will be issued to employees. Executive directors and members of the GLT have not participated in this plan. A decision is taken on an annual basis to operate the plan for the year.
Restricted Share Plan (RSP): In April 2004, at the AGM, the shareholders approved the introduction of the RSP. Currently restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GLT* (prior to 2006, the GMC). It is intended that, other than for executive directors and GLT* members, employees will be eligible to participate in this plan instead of the DSOP. Other than in 2004, the year of introduction, employees would generally not be eligible to participate in the DSOP and the RSP in the same year. The RSP is normally granted with a four year vesting period, shares vesting 25% each year.
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

A-8.75

Activity relating to share options for the year ended 31 December 2005, 31 December 2006 and 31 December 2007 was as follows:

							Weighted
							average
							exercise
							price for
	SAYE	Plan	DSOP		LTIP &		option
	Plan	2000	& RSP	ABSP	PRSP	Total	plans £

Ordinary shares under option in millions (including ADSs):
At 31 January 2005	29.9	11.4	59.2	—	14.6	115.1	2.71
Granted	3.4	—	7.5	2.3	2.2	15.4	2.07
Forfeited	(2.5)	(0.4)	(2.5)	(0.1)	(0.4)	(5.9)	4.60
Exercised	(1.2)	—	(4.8)	(0.1)	(0.7)	(6.8)	1.66
Expired or lapsed	(1.4)	(10.3)	(4.0)	—	(4.4)	(20.1)	3.88
31 December 2005	28.2	0.7	55.4	2.1	11.3	97.7	2.70
Granted	5.3	—	9.0	—	2.8	17.1	1.68
Forfeited	(0.9)	—	(1.6)	(0.1)	(0.2)	(2.8)	1.64
Exercised	(20.7)	—	(7.7)	(2.0)	—	(30.4)	1.08
Expired or lapsed	(0.6)	(0.7)	(4.1)	—	(0.6)	(6.0)	4.12
31 December 2006	11.3	—	51.0	—	13.3	75.6	2.56
Granted	4.4	—	8.3	—	3.1	15.8	2.14
Forfeited	(1.2)	—	(3.5)	—	(0.5)	(5.2)	3.18
Exercised	(3.6)	—	(15.5)	—	(2.4)	(21.5)	2.29
Expired or lapsed	—	—	—	—	(8.5)	(8.5)	—
31 December 2007	10.9	—	40.3	—	5.0	56.2	2.84
Of which exercisable	0.2		19.6		—	19.8
Number of participants at 31 December 2007	6,558		5,102		135

Expense included in the
income statement for year
ended	£m	£m	£m	£m	£m	£m

31 December 2005	5	—	18	2	5	30
31 December 2006	6	—	16	1	7	30
31 December 2007	5	—	25	—	6	36

A-8.76

The expense included in the income statement in respect of DSOP and RSP was £25 million (2006: £16 million, 2005: £18 million), of which £4 million (2006: £nil, 2005: £nil) related to cash-settled share options.
Options were exercised on a regular basis throughout the year at the average share price of £5.74 (2006: £3.96, 2005: £3.92) .
The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2007:

						Exercisable
						weighted
						average
		Weighted				exercise
		average	Options	Options	Options	price for
		remaining	exercisable at	exercisable at	exercisable at	options
	Total shares	contractual	31 December	31 December	31 December	exercisable at
	under option	life	2007	2006	2005	31 December
Range of exercise prices	(million)	(months)	(million)	(million)	(million)	2007

Ordinary shares
£0.00 — £2.00	18.5	31	2.6	6.8	2.5	£1.32
£2.01 — £5.00	29.0	59	10.6	17.1	12.0	£2.89
£5.01 — £7.00	4.8	67	3.6	5.7	5.1	£5.69
£7.01 — £9.00	3.0	42	3.0	3.6	4.6	£8.62
£9.01 — £11.00	—	—	—	—	0.4	£0.00
ADSs*
$10.01 — $30.00	—	—	—	—	0.1	$0.00
$30.01 — $50.00	0.6	19	—	—	—	$42.86
$50 +	0.3	35	—	—	—	$51.09
	56.2	—	19.8	33.2	24.7

*	One ADS is equivalent to six ordinary shares.
The fair values of options granted during the period were determined using options pricing models.

A-8.77

The following tables summarise the models and key assumptions used for grants made during 2007, 2006 and 2005:

				2007

	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.67	1.14	4.25	2.95

				Monte Carlo
	Black Scholes	Black Scholes	Black Scholes	simulation based
	options	options	options	customised options
Options pricing model used	pricing model	pricing model	pricing model	pricing model

Key assumptions used:
Weighted average share price (£)	4.82	5.04	4.50	4.33
Range of exercise prices (£)	3.53	4.42-6.19	Nil	Nil
Range of expected volatility (%)	27%	22%-46%	22%-34%	26%
Range of risk-free rates (%)	6%	5%-6%	5%-6%	6%
Range of expected option term (life)	3 years	0.5 to 7 years	0.5 to 4 years	3 years
Range of expected dividend yields	2.5%	2.1%-2.5%	2.1%-2.5%	2.5%

				2006

	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.17	1.73	3.65	3.39

				Monte Carlo
	Black Scholes	Black Scholes	Black Scholes	simulation based
	options	options	options	customised options
Options pricing model used	pricing model	pricing model	pricing model	pricing model

Key assumptions used:
Weighted average share price (£)	3.77	4.20	3.88	4.53
Range of exercise prices (£)	3.14	3.93	Nil	Nil
Range of expected volatility (%)	35%	23%-48%	25%-41%	36%
Range of risk-free rates (%)	5%	4%-5%	5%	5%
Range of expected option term (life)	3 years	4 to 7 years	1 to 4 years	3 years
Expected dividends (per year)	10p	10p-10.65p	10p-10.65p	10p

				2005

	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.61	1.30	3.81	2.49

A-8.78

				Monte Carlo
	Black Scholes	Black Scholes	Black Scholes	simulation based
	options	options	options	customised options
Options pricing model used	pricing model	pricing model	pricing model	pricing model

Key assumptions used:
Weighted average share price (£)	4.12	3.97	4.04	4.05
Range of exercise prices (£)	3.33	3.89-4.05	Nil	Nil
Range of expected volatility (%)	47%	28%-54%	28%-54%	48%
Range of risk-free rates (%)	5%	4%-5%	4%-5%	5%
Range of expected option term (life)	3 years	4 to 7 years	1 to 4 years	3 years
Expected dividends (per year)	10p	10p	10p	10p
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
The Group reported a provision for National Insurance and other social security taxes of £10 million (2006: £7 million, 2005: £11 million) in respect of share-based payment transactions.
The Group recorded a liability for cash settled share options of £5 million (2006: £nil, 2005: £nil), based on current fair values. The intrinsic value of the liability has been measured at £4 million.
34 Related party transactions
The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.7% of its own shares, relating to the ongoing share buyback programme (see note 27). In addition, 2.0% of Reuters Group PLC is owned by Reuters Employee Share Ownership Trusts (ESOTs).
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

A-8.79

Key management personnel compensation, including the Group’s directors, is shown in the table below:

	2007	2006	2005
	£m	£m	£m

Salaries and short-term employee benefits	16	12	8
Post-employment benefits	1	1	1
Termination benefits	—	—	1
Share-based payments	9	8	6
Total	26	21	16
More details of directors’ remuneration and senior management compensation are given in the ‘Directors’ remuneration for 2007’ section of the Remuneration report, details of which form part of these financial statements.
During the year, the Group carried out a number of transactions with related parties, mainly being relationships where the Group holds investments in associates and joint ventures. These transactions involved supply of services and were entered into in the normal course of business and on an arm’s length basis.
Details of these transactions are shown below:

	31			31			31
	December	Amounts	Amounts	December	Amounts	Amounts	December
	2005	invoiced	collected	2006	invoiced	collected	2007
	£m	£m	£m	£m	£m	£m	£m

Amounts receivable:
Joint ventures:
Factiva*	4	30	(33)	1	—	(1)	—
FXMarketSpace	—	6	—	6	10	(15)	1
Other	—	1	(1)	—	1	(1)	—
Associates	—	—	—	—	1	(1)	—
Total amounts receivable	4	37	(34)	7	12	(18)	1
Amounts payable:
Joint ventures:
Factiva	1	4	(5)	—	—	—	—
3 Times Square Associates	—	19	(19)	—	16	(16)	—
Associates	—	2	(2)	—	5	(4)	1
Total amounts payable	1	25	(26)	—	21	(20)	1

*	Reuters disposed of the majority of its investment in Factiva in December 2006. Consequently, the £1 million receivable from Factiva at 31 December 2006 has been presented within other receivables (see note 19).
No amounts were provided for or written off in the income statement in respect of amounts receivable from related parties.

A-8.80

The above amounts relate to the rendering or receiving of services between both parties, including agency agreements and licence agreements. Detailed summaries of key transactions in respect of the Group’s related parties are set out below.
During 2007, Reuters paid £64 million (2006: £237 million, 2005: £47 million) to the Group’s pension funds, including £4 million (2006: £187 million) towards funding the deficit in the Reuters Supplementary Pension Scheme (2006: Reuters Pension Fund and the Reuters Supplementary Pension Scheme).
FXMarketSpace
On 4 May 2006, Reuters and the Chicago Mercantile Exchange (CME) entered into an agreement to form FXMarketSpace, a 50/50 joint venture to create a centrally-cleared, global foreign exchange trading system. Following shareholder approval, the joint venture was formed on 20 July 2006. Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. The total cost of these services provided by Reuters to FXMarketSpace in 2007 was £10 million (2006: £6 million).
3 Times Square Associates LLC (‘3XSQ Associates’)
Reuters is party to a lease entered into in 1998 with 3XSQ Associates, an entity owned by Reuters and Rudin Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building. Pursuant to the lease, which has been amended from time to time, Reuters leases approximately 692,000 square feet for a remaining term of approximately 15 years expiring in 2021, with an option to terminate 10 years early as to 77,000 square feet and three successive ten-year renewal options as to the entirety of the space. Reuters made payments to 3XSQ Associates of £16 million during 2007 (2006: £19 million, 2005: £18 million) in respect of rent, operating expenses, taxes, insurance and other obligations.
Factiva
On 15 December 2006, Reuters disposed of the majority of its investment in Factiva. Prior to this disposal, Factiva and Reuters each provided a variety of services to the other through a number of commercial arrangements. Factiva hosted and maintained Reuters pictures archiving service, permitted Reuters to incorporate Factiva content in certain Reuters products, and permitted Reuters staff to access Factiva content. The total cost of the services provided by Factiva to Reuters in 2007 was £nil (2006: £4 million, 2005: £4 million).
Reuters provided Factiva with technical and administrative support services, including use of Reuters premises, facilities, finance and payroll services, provided content, primarily its newswires, to Factiva for incorporation in certain Factiva services, and granted Factiva a trademark licence permitting Factiva to use Reuters name. The total value of the services provided by Reuters to Factiva in 2007 was £nil (2006: £30 million, 2005: £39 million).
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

A-8.81

35 Contingencies and commitments
Contingent liabilities and contingent assets
Except as described below, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial performance or profitability.
The Group has no contingent assets.
Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications PLC
On 12 September 2005, Radianz’s former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC and BT in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters’ sale of Radianz to BT. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between BT and Reuters, Reuters elected to take control of the defence of this litigation as to all defendants. On 15 December 2005, a First Amended Complaint was filed which, among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On 30 January 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On 27 July 2006, the United States District Court dismissed the complaint as England is the proper forum for this matter. On 25 August 2006, plaintiffs filed an appeal of the dismissal with the US Court of Appeals for the Second Circuit. Separately, on 7 December 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. On 25 May 2007, plaintiffs’ appeal of the dismissal of the class action lawsuit was denied. Then on 10 August 2007 Gilstrap, Dillon and Madigan lawsuit voluntarily dismissed their lawsuit in the Southern District of New York. On 11 August 2007, Gilstrap filed a new lawsuit in an individual capacity with former Radianz employees Thomas McCabe and Myron Tataryn, against Radianz Limited and Radianz Americas, Inc. in Texas state court in Dallas, Texas for essentially the same claims asserted in the federal court. On 22 October 2007, Radianz Limited filed a special appearance in order to preserve its objections to personal jurisdiction and Radianz Americas filed a motion to dismiss the complaint on the basis of forum non conveniens on behalf of Radianz Americas. On 14 January 2008, the Texas state court granted the motion to, pending a decision on whether to make such dismissal conditional upon Radianz Americas waiving a right to recover legal fees against plaintiffs in any action brought in England upon these claims. Subsequently the parties agreed to make the waiver of the right to recover legal fees and costs reciprocal and Radianz Limited agreed to waive its objections to jurisdiction so it could be included within the scope of any dismissal order. Subsequently, on 5 February 2008, the Texas state court entered a judgment dismissing the action as to Radianz Americas and Radianz Limited. Gilstrap, McCabe and Tataryn served Radianz Limited and Radianz Americas with a notice of appeal on 3 March 2008. The Group believes this appeal is without merit and will defend against it vigorously.
Ariel (UK) Limited v. Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP
On 16 November 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to licence Reuters current patent portfolio to others. The complaint, as amended on 28 February 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on 31 October 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel has filed a notice of appeal to the US Court of Appeals for the Second Circuit. The Group believes the claims are without merit and intends to defend them vigorously.

A-8.82

Capital commitments
Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2007	2006	2005
	£m	£m	£m

Property, plant and equipment	14	10	16
Intangible assets	26	9	13
Total capital commitments	40	19	29
Group’s share of contingent liabilities and commitments in respect of associates and joint ventures
The Group’s share in contingent liabilities and commitments in relation to its interest in associates and joint ventures was £nil (2006: £nil, 2005: £nil).
Warranties and indemnities
During 2005, the Group has disposed of a number of its investments and provided standard warranties and indemnities as part of the sale and purchase agreements. The likelihood of the Group incurring any liability in relation to these is considered remote, therefore no provisions have been recorded and no disclosure is presented in the financial statements.
Operating lease payables
Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

	2007	2006	2005
	£m	£m	£m

Year ended 31 December
2006	—	—	79
2007	—	88	74
2008	94	79	63
2009	85	70	54
2010	73	60	51
2011	62	55	47
2012 (and thereafter for 2005 comparatives)	56	51	305
2013 and thereafter	280	249	—
Total operating lease payables	650	652	673
At the inception of each arrangement involving use of an asset, an assessment is made to establish whether the arrangement contains a lease. Once established, the lease is assessed to classify as either an operating lease or finance lease. This involves making an assessment concerning whether the arrangement substantially transfers the risks and rewards of asset ownership to the Group, in which case it would be treated as a finance lease (refer note 14). Where the arrangement does not result in the transfer of substantially all of the risks and rewards, the arrangement is classified as an operating lease.

A-8.83

At 31 December 2007, future minimum sublease payments expected to be received under non-cancellable subleases were £2 million (2006: £96 million, 2005: £114 million).
The Group leases various facilities under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases equipment under non-cancellable operating lease agreements.
During the year, Reuters entered into an outsourcing arrangement with Fujitsu Services Limited for the provision of IT services over 10 years for approximately £530 million. Over the life of the contract, it is expected that £72 million will be paid in respect of leasing arrangements, of which £14 million is committed to as at 31 December 2007.
36 Acquisitions
Acquisition of Feri Fund Market Information Limited
On 31 July 2007, a Group company acquired Feri Fund Market Information Limited and its wholly owned subsidiary FI Datenservice GmbH. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:
Intangible assets	—	8	8
Current assets:
Cash and cash equivalents	2	—	2
Current liabilities	(2)	—	(2)
Non-current liabilities
Deferred tax	—	(2)	(2)
Net (liabilities)/assets acquired	—	6	6
Total consideration			12
Consideration satisfied by:
Cash			12
Goodwill represents the value of synergies arising from the acquisition.
The net assets of the company have been incorporated into the Research & Asset Management division.
The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	12
Cash acquired	(2)
Total outflow of cash and cash equivalents	10

A-8.84

Acquisition of ClearForest Limited
On 6 June 2007, a Group company acquired ClearForest Limited and its wholly owned subsidiary ClearForest Corp. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:
Intangible assets	—	6	6
Current assets:
Other current assets	1	—	1
Current liabilities	(2)	—	(2)
Non-current liabilities
Deferred tax	—	(2)	(2)
Net liabilities acquired	(1	4	3
Goodwill			7
Total consideration			10
Consideration satisfied by:
Cash			10
Goodwill represents the value of synergies arising from the acquisition. Net assets of the company have been incorporated into the Sales & Trading and Enterprise divisions.
The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	10
Total outflow of cash and cash equivalents	10

A-8.85

Other acquisitions
Reuters acquired certain trade and assets from Thomas Weisel Partners LLC and Anián LLC on 28 February 2007, and Stylianou LLC in May 2007. The Group also purchased the share capital of EnergyBankLink Pty on 21 September 2007.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:
Intangible assets	—	1	1
Net assets acquired	—	1	1
Goodwill			—
Total consideration			1
The fair value adjustments in respect of intangible assets are due to the recognition of £1 million in respect of intellectual property of the Anián product.
The outflow of cash and cash equivalents on the acquisitions can be calculated as follows:

£m

Cash consideration	1
Total outflow of cash and cash equivalents	1
From the date of acquisition to 31 December 2007, the acquisitions contributed £2.2 million to revenue, £1.4 million profit before interest and amortisation of intangibles and incurred a £1.3 million profit before amortisation, but after interest.
If the acquisitions had been made at the beginning of the financial year, they would have contributed £5 million to revenue and £1.7 million to profit. This information takes into account the amortisation of acquired intangible assets and the effect of taxation.
37 Disposals
Realised net gains, all of which were recorded in the income statement within continuing operations, were:

	2007	2006	2005
	£m	£m	£m

On disposal of subsidiary undertakings	3	4	4
On disposal of associates, joint ventures and available-for-sale financial assets	21	76	38
Recorded in the income statement	24	80	42

A-8.86

In 2007, gains on disposal of associates, joint ventures and available-for-sale financial assets relate to the Group’s disposal of its investment in Intralinks Inc (£18 million) and further gains relating to the sale of Factiva (£3 million) in 2006. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds on the disposal of RVC in 2004.
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
38 Post balance sheet events
During the period 1 January 2008 to 14 March 2008, Reuters purchased 31 million shares for total consideration of £188 million, as part of the share buy-back programme announced in December 2007.
The following table provides a summary of the shares bought back during this period:

	Total number
	of shares
	purchased as
	part of		Total cost of
	publicly	Average price	shares
	announced	paid per	purchased
Month	programme	share (£)	(£m)

January	20,975,000	5.99	127
February	6,965,000	6.03	42
March	3,100,000	6.00	19
Included above are 28 million shares which the Group has irrevocable commitments to purchase at 31 December 2007. In accordance with the Group’s accounting policy, the cost of these shares (£169 million) has been recorded in the balance sheet at 31 December 2007 and reported as a current liability with a corresponding deduction from shareholders’ equity.
On 19 February 2008, regulatory approval was granted for the Thomson-Reuters transaction, subject to certain conditions, at which date the current share buyback programme was suspended. On 10 March 2008, the resumption of the share buyback programme was announced with the intention of repurchasing up to 17 million shares, representing the balance of the 50 million programme, between 10 March 2008 and the closing of the transaction.
On 31 January 2008, Reuters acquired 100% of the share capital of Starmine Corporation, a provider of proprietary web-based products to assist financial analysts and portfolio managers manage research and value stocks, for consideration of $97 million payable in cash. The purchase price allocation has yet to be finalised.

A-8.87

On 15 May 2007, Reuters and Thomson entered into a definitive agreement (the “Implementation Agreement”) under which Reuters agreed to be acquired by Thomson by implementing a dual listed company (“DLC”) structure (the “Transaction”). Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed: Thomson Reuters PLC, a new English company in which existing Reuters Shareholders will receive shares as part of their consideration in the Transaction (together with £3.525 in cash per Reuters ordinary share), and The Thomson Corporation, a Canadian company which will be renamed Thomson Reuters Corporation. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The transaction is expected to complete on 17 April 2008, subject to shareholder consent, court approvals and other customary closing conditions.

A-8.88

39 Significant subsidiary undertakings, joint ventures and associates
The principal subsidiary undertakings, joint ventures and associates at 31 December 2007, all of which are included in the consolidated financial statements, are shown below:

		Principal area of	Percentage of equity
Subsidiary undertakings	Country of incorporation	operation	shares held

Reuters AG	Germany	Germany	100
Reuters America Holdings Inc*	USA	Worldwide	100
Reuters America LLC	USA	USA	100
Reuters Australia Pty Limited	Australia	Australia	100
Reuters BV	Netherlands	Netherlands	100
Reuters Canada Limited	Canada	Canada/USA	100
Reuters Europe SA	Switzerland	Spain/Portugal	100
Reuters France SAS	France	France	100
Reuters Finance PLC*	UK	UK	100
Reuters Group Overseas Holdings (UK) Ltd*	UK	Worldwide	100
Reuters Holdings Limited*	UK	UK	100
Reuters Hong Kong Limited	Cook Islands	Hong Kong	100
Reuters International Holdings SARL*	Switzerland	Worldwide	100
Reuters Investments Limited*	UK	UK	100
Reuters Italia SpA	Italy	Italy	100
Reuters Japan Kabushiki Kaisha	Japan	Japan	100
Reuters Limited	UK	Worldwide	100
Reuters Middle East Limited	Cook Islands	Middle East	100
Reuters Nederland BV*	Netherlands	Netherlands	100
Reuters Research Inc	USA	USA	100
Reuters SA	Switzerland	Worldwide	100
Reuters Singapore Pte Limited	Singapore	Singapore	100
Reuters Svenska AB	Sweden	Sweden	100
Reuters Transaction Services Limited	UK	Worldwide	100

		Principal area of	Percentage of equity
Joint ventures	Country of incorporation	operation	shares held

3 Times Square Associates LLC	USA	USA	50 **
FXMarketSpace Limited	UK	Worldwide	50

*	Denotes investment companies. All other entities are operating companies.

**	The Group has an equity shareholding of 50% in 3 Times Square Associates LLC. However, Reuters has an effective economic interest of 35% at 31 December 2007.
The financial years for all of the above undertakings end on 31 December, except for Times Global Broadcasting Company Limited whose financial year ends on 31 March.
3 Times Square Associates LLC is a joint venture with Rudins Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building.
FXMarketSpace Limited is a joint venture with the Chicago Mercantile Exchange formed to create a centrally-cleared, global foreign exchange trading system.
Reuters has a 26% holding in Times Global Broadcasting Company Limited. This was reclassified as held for sale in 2007.

A-8.89