Form 20-F
period 2008-12-31
THOMSON REUTERS PLC /ADR/
filed 2009-03-30
CIK 1056084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F and FORM 20-F

Form 40-F
(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

Commission File Number: 1-31349

Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-08354

Form 40-F		Form 20-F
THOMSON REUTERS CORPORATION	(Exact name of Registrant as specified in its charter)	THOMSON REUTERS PLC
Ontario, Canada	(Province or other jurisdiction of incorporation or organization)	England and Wales
2741	(Primary Standard Industrial Classification Code Number)	2741
98-0176673	(I.R.S. Employer Identification No. (if applicable))	Not Applicable

3 Times Square
New York, New York 10036
(Address of Registrants’ principal executive offices)

Deirdre Stanley, Executive Vice President and General Counsel
deirdre.stanley@thomsonreuters.com
Telephone: (646) 223-4000
Facsimile: (646) 223-7719
3 Times Square
New York, New York 10036
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Form 40-F

Thomson Reuters Holdings Inc.
 Attn: Deirdre Stanley, Executive Vice President and General Counsel
 3 Times Square
 New York, New York 10036
 Telephone: (646) 223-4000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
 Debt Securities

For annual reports, indicate by check mark the information filed with this Form:
☑ Annual information form	☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 646,046,307 common shares, 6,000,000 Series II preference shares, 1 Equalization Share, 1 Special Voting Share and 1 Reuters Founders Share

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐	82-	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑	No ☐

Form 20-F

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing six ordinary shares, £0.25 nominal value each	The Nasdaq Stock Market LLC

Ordinary shares, £0.25 nominal value each*

* Not for trading, but in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
 None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 181,229,241 ordinary shares, 1 Special Voting Share and 1 Reuters Founders Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☑     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

ANNUAL
REPORT
2008

MARCH 26, 2009

Information in this annual report is provided as of March 26, 2009, unless otherwise indicated.

This annual report includes forward-looking statements that are based on certain assumptions and reﬂect our current expectations. Forward-looking statements are those that are not historical facts and also include our expectations about future prospects. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that Thomson Reuters Corporation and Thomson Reuters PLC from time to time ﬁle with, or furnish to, securities regulatory authorities. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

The following terms in this annual report have the following meanings, unless otherwise indicated:

•	“Common shares” refers to common shares of Thomson Reuters Corporation;

•	“DLC structure” refers to the dual listed company structure under which Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operate as a uniﬁed group;

•	“Ordinary shares” refers to ordinary shares of Thomson Reuters PLC and references also include American Depositary Shares (ADSs), each of which represents six ordinary shares;

•	“Reuters” refers to Reuters Group PLC before its acquisition by Thomson on April 17, 2008;

•	Thomson” refers to The Thomson Corporation (now Thomson Reuters Corporation) before its acquisition of Reuters on April 17, 2008;

•
Thomson Reuters,” “we,” “us” and “our” each refers collectively to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operating as a uniﬁed group pursuant to the DLC structure;

•	Thomson Reuters board” or “board” refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC;

•	Woodbridge” refers to The Woodbridge Company Limited and other companies afﬁliated with it; and

•	“$”, “US$” or “dollars” are to U.S. dollars.

For information regarding our disclosure requirements under applicable Canadian, UK and US laws and regulations, please see the “Cross Reference Tables” section of this annual report.

Information contained on our website or any other websites identiﬁed in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.

TABLE OF CONTENTS

1	Business
12	Risk Factors
18	Management s Discussion and Analysis
60	Financial Statements
110	Senior Management and Directors
117	Additional Information
137	Cross Reference Tables
141	Corporate Information

BUSINESS

OVERVIEW

We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through more than 50,000 people across 93 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare, science and media markets, powered by the world’s most trusted news organization.

We are organized in two divisions:

•	Markets, which consists of our financial and media businesses; and

•	Professional, which consists of our legal, tax and accounting, healthcare and science businesses.

2008 and 2009 Priorities

In 2008, we closed our acquisition of Reuters and we made significant progress on our three key business priorities, as described below. For 2009, we remain focused on these same priorities.

2008 and 2009 Priorities	2008 Progress
Integrate Thomson and Reuters businesses to drive long-term growth and capture synergies
As we progressed with integrating Reuters, we identified significant additional opportunities for cost savings. We currently expect $1.0 billion in annualized cost savings from integration programs by the end of 2011. Our overall savings target (including legacy efficiency programs) is currently $1.4 billion

The Markets division sales organization was integrated in the first 90 days after closing and product roadmaps were delivered to customers
Real estate moves were completed in 39 locations (over 10,000 employees worldwide)
We made significant progress developing a common platform and product roadmap

We introduced cross-divisional products that position us to grow our businesses, such as the inclusion of Reuters News in Thomson ONE and Professional division products, and StreetEvents in Reuters 3000Xtra

Capitalize on a global brand and presence to drive international growth
Westlaw expanded in China and Japan and we launched a smaller-scale, lower-cost Westlaw platform that can be used globally, eliminating the need to create a new online platform for each country or region

We began working on an important cross-divisional initiative, Islamic Finance
The new Thomson Reuters brand was ranked #44 in Business Week’s 100 Best Global Brands for 2008 – higher than either Thomson or Reuters had ever achieved on its own

We reorganized our Legal and Tax & Accounting businesses on a global basis to facilitate the creation of more international solutions for our customers and to follow the expansion of our customers around the world

Achieve scale economics and make the whole of Thomson Reuters greater than the sum of its parts	Our business units have been collaborating to offer new services, grow revenues and achieve cost efficiencies
We refinanced $3 billion of debt financing at favorable interest rates and we fully repaid our bridge credit facility used to finance the Reuters acquisition

We also seek to drive shareholder value by adhering to three financial priorities in managing our business.

No. 1 Invest to drive long-term growth and returns	No. 2 Focus on free cash flow	No. 3 Support business objectives with a robust capital strategy
Capital expenditure management process	Disciplined capital spending	Target net debt/EBITDA ratio of 2.0x
Acquisition process and metrics	Working capital management	Access to capital markets
Portfolio optimization process	Performance improvement included in management incentives	Focus on balancing investments and returns

THOMSON REUTERS	ANNUAL REPORT 2008

MARKETS DIVISION

The Markets division serves ﬁnancial services and corporate professionals globally, with Reuters Media serving a broader professional and consumer media market. The Markets division delivers intelligent information, supporting technology and infrastructure to a diverse set of customers. These solutions are designed to help our customers generate superior returns, improve risk management, increase access to liquidity and create efficient, reliable infrastructures in increasingly global, electronic and multi-asset class markets.

The Markets division consists of our Sales & Trading, Investment & Advisory, Enterprise and Media businesses.

SALES & TRADING

Sales & Trading provides a combination of information, trading and post-trade connectivity requirements for the trading ﬂoor activities of buy-side and sell-side clients in foreign exchange, fixed income, equities and other exchange-traded instruments, as well as in the commodities and energy markets. As of December 31, 2008, Sales & Trading provided services to approximately 200,000 professionals in over 34,000 locations worldwide.

Sales & Trading’s premium desktop information product is Reuters 3000 Xtra. Reuters 3000 Xtra users are ﬁnancial markets professionals who require a powerful combination of deep, global, cross-asset news and content combined with sophisticated pre-trade decision-making, analytics and trade connectivity tools. As at December 31, 2008, there were approximately 125,000 Reuters 3000 Xtra accesses.

Sales & Trading’s suite of products allow customers to trade with each other and connect their systems to electronic markets. Products include Dealing on Reuters, Spot Matching on Reuters, Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges.

Reuters Messaging is an online messaging and chat room service which facilitates business activity by exchanging real-time market insight. Reuters Messaging included over 130,000 market professionals as of December 31, 2008.

Reuters Trader is a ﬁnancial desktop that provides analytics and trade connectivity for sales and trading professionals who need cross-asset data for global markets, but are primarily focused on a regional market.

Tradeweb’s global multi-dealer-to-client trading platform connected more than 35 major investment banks with over 2,500 institutional clients as of December 31, 2008. During 2008, clients traded an average of more than $330 billion daily using Tradeweb.

Our suite of electronic trading solutions for equities includes AutEx, which is used globally for communicating pre-trade and order execution services between brokers and their buy-side trading partners.

COMPETITION

Sales & Trading information products compete with Bloomberg, Sungard, Telekurs and IDC as well as local, regional and niche competitors ranging from Markit and SuperDerivatives to Quick, Xinhua Finance and Yahoo! Finance. In the electronic trading business, Sales & Trading competes with Fidessa and the large inter-dealer brokers, such as ICAP’s EBS platform. In addition, Sales & Trading competes with single-bank and multi-bank portals such as FXall and MarketAxess.

Major Brands	Type of Product/Service Target	Customers
Reuters 3000 Xtra	Premium desktop product providing pre-trade decision-making tools, news, real-time pricing and trading connectivity	Trading professionals, salespeople, brokers and financial analysts
Dealing on Reuters	Peer-to-peer conversational trading product primarily related to foreign exchange (FX) and money markets	FX and money market traders, sales desks, hedge funds and voice brokers
Matching on Reuters	Electronic FX trade matching system	FX traders, sales desks and hedge funds
Reuters Messaging	Collaboration/messaging service	Financial professionals
Tradeweb	Online multi-dealer marketplace for fixed income securities and derivatives	Institutional traders
AutEx and Tradeweb Routing Network	Electronic database and real-time network for trade order indications and trade executions	Equity traders

THOMSON REUTERS	ANNUAL REPORT 2008

INVESTMENT & ADVISORY

Investment & Advisory offers differentiated analytics, content and workflow tools that drive complex financial decision-making, performance and efficiency of customers in corporate services, investment management, investment banking and wealth management. Investment & Advisory’s global content includes fundamentals, estimates, economics, broker research, deal data, fixed income and mutual fund data.

Our Corporate Services business provides companies worldwide with access to institutional-quality information from across the Markets division, such as Reuters News, First Call, StreetEvents, AutEx and Datastream. Our workflow solutions combine our content with sophisticated analytics and tools.

We provide Investor Relations (IR) professionals with an integrated platform that includes market and competitive analysis, ownership analysis, communications, disclosure and access to their community of peers and investors. We also offer online communications solutions that increase the global reach of our clients’ messages.

Our Business Intelligence solutions are used by corporate development, strategy, corporate finance, treasury and information professionals to analyze markets, industries and their peers.

Our Investment Management business provides investment firms and hedge funds around the world with a range of customizable products and services that enable them to manage and execute each phase of the investment process, including research and analysis, investment decisions and stock selection. We provide our customers with tools to power their quantitative workflows, extract more value from sell-side research, anticipate trends in analyst sentiment and predict surprises, benchmark funds, track competitors, meet fiduciary obligations and quickly identify market liquidity and potential trading partners from the largest global network. We provide a large amount of reference and fundamental data, including through I/B/E/S, First Call, Reuters Estimates, StarMine, Investext, Worldscope, Lipper, StreetEvents and SDC Platinum.

Our Investment Banking business delivers products and services to investment bankers, advisors, private equity and venture capital professionals. Our flagship products are Thomson ONE.com Investment Banking and SDC Platinum. As of December 31, 2008, we provided information and research from over 1,400 sources, a global transactions database covering over two million financial market transactions and comprehensive fundamentals data covering 66,000 companies in 110 markets.

Our Wealth Management business provides workflow solutions to retail brokerage firms, financial advisors and individual investors. BETA Systems, our brokerage processing solution, streamlines back office processes and workflows to help advisors serve their customers more efficiently. eXimius offers portfolio management, asset allocation, financial planning, alerting, investment selection tools and performance reporting to ultra high net worth professionals.

Major Brands and Product Categories	Type of Product/Service	Target Customers
ThomsonONE.com Investment Banking	Market prices, Reuters News and comprehensive reference data on companies, industries and events	Investment bankers, consultants, lawyers and private equity professionals
SDC Platinum	Database for analyzing investment banking and deal trends	Investment bankers, consultants, lawyers and private equity professionals
Thomson ONE Investment Management	Timely and accurate fundamental information with real-time pre-trade analytics to help understand a firm’s relative valuation and times market entry and exit points	Portfolio managers, portfolio analysts, buy-side traders and research analysts
Investor Relations (IR) solutions	Online desktop solution advisory services and online communications tools	Investor relations professionals and corporate financial executives
Business Intelligence solutions	Institutional quality information and analytics for company and market valuation analysis	Corporate clients including strategy and research professionals, treasurers and finance professionals
Corporate Communications services	Webcasting solutions	Corporate communications, employee communications, marketing and PR professionals
Thomson ONE Wealth Management	Wealth management tools, real-time market data and back-office data processing	Wealth management professionals and high net worth professionals
Reuters Knowledge Direct API for Wealth Management	Premium content including exchange data, news, company fundamentals, broker research and consensus reports	Wealth management professionals and individual investors
eXimius	Client relationship system with portfolio management capabilities	Ultra high net worth professionals
BETA Systems	Brokerage processing system	Retail and institutional wealth management professionals
Lipper	Mutual fund information, benchmarking data, performance information and analysis	Asset managers, financial intermediaries and individual investors

THOMSON REUTERS	ANNUAL REPORT 2008

COMPETITION

Investment & Advisory competes with Bloomberg, Factset, S&P/Capital IQ, Morningstar, GL Trade/Infotec, Telekurs/Fininfo, SunGard Data Systems, Broadridge Financial Solutions and other companies.

ENTERPRISE

Our Enterprise business enables automation for financial institutions globally, targeting the full trade lifecycle, trade and risk management and portfolio accounting. Enterprise information products include real-time instrument prices, price histories, high-volume tick-by-tick trading data, evaluated pricing, terms and conditions, corporate actions and analytics. Our database includes coverage of over 12 million instruments and is backed by flexible distribution and management infrastructure that ensures consistency of data. Enterprise information products are broadly segmented into two categories – real-time datafeeds and pricing and reference data.

REAL-TIME DATAFEEDS

Reuters DataScope Real-Time provides real-time data that is used by electronic and algorithmic traders, brokers, hedge funds, fund managers and risk and compliance officers. We estimate that 50,000 client applications had been written for our datafeeds as of December 31, 2008. We combine electronic pricing data from over 300 exchanges and electronic trading platforms globally with over-the-counter (OTC) and broker-contributed content, which is distributed in a single consolidated feed to front, middle and back-office desktop applications. These applications range from trading tools and matching engines to portfolio pricing and risk management models.

For high-speed trading, Reuters Datafeed Direct provides ultra-low latency full-tick feeds, direct from exchanges to customers. This service complements and extends our DataScope Real-Time service, and is used by algorithimic trading programs and other high-speed machine trading applications. Reuters NewsScope further extends the breadth of our real-time feed offers, with low latency news alerts and a growing range of fielded news feeds that enable machine processing of news events in real time.

PRICING AND REFERENCE DATA

Through Datascope, we provide pricing and reference data to the buy-side, sell-side, global custodians, fund managers, hedge funds and data management solutions providers. Our data is used by middle and back offices for trade matching and settlement, risk management and analysis and portfolio evaluation, as well as to power applications used for corporate actions processing, reconciliation, and compliance accounting and audit. Our comprehensive datasets include coverage of over four million fixed income instruments as of December 31, 2008.

Our Reuters Market Data System (RMDS) is a middleware product for trading rooms. It is a resilient content management and distribution software platform that enables banks to deliver high volume and low latency data into a wide variety of front office financial systems.

In the global risk management market, our flagship product, Kondor+, provides an integrated and flexible real-time straight-through-processing environment that includes front office pricing and trading, middle office risk, profit and loss, collateral management, and back-office netting, clearing and settlement. Kondor+ also provides cross-asset coverage, including foreign exchange, money markets, securities, OTC derivatives and structured products.

PORTIA allows money managers, hedge funds, insurance companies, bank trusts, plan sponsors, and corporate treasury departments to manage their middle and back office reporting and decision support requirements.

Omgeo, our joint venture with The Depository Trust & Clearing Corporation, enables accuracy in post-trade operations by automating and timely confirming trade details executed between investment managers and broker-dealers. As of December 31, 2008, Omgeo served over 6,000 financial services customers in 46 countries.

Major Brands	Type of Product/Service	Target Customers
Reuters DataScope Real-Time	Real-time market information targeting programmatic/automated trading, market/credit risk, instrument pricing and portfolio management and valuations	Traders, hedge funds, brokers, asset managers, program traders, quantitative analysts, global custodians and credit and risk managers
Reuters Data Feed Direct	Ultra high-speed datafeeds, direct from exchanges to the customer	Algorithmic traders, program traders and quantitative funds
Reuters NewsScope	Reuters News for use in trading applications	Algorithmic traders, program traders and quantitative funds
Reuters Market Data System	Software platform for integrating and distributing real-time and historical financial information	Financial institutions requiring a data integration platform
Kondor+	Position keeping and risk management applications	Banks, broker-dealers and hedge funds
PORTIA	Portfolio accounting and reporting application	Money managers, hedge funds, insurance companies, bank trusts, plan sponsors and corporate treasury departments
Omgeo*	Post-trade processing, portfolio reconciliation and collateral management	Investment managers, hedge funds, broker/dealers, custodian banks and investment management outsourcers

*  Joint venture with The Depository Trust & Clearing Corporation

THOMSON REUTERS	ANNUAL REPORT 2008

COMPETITION

Our real-time datafeeds and pricing and reference data offerings compete with Bloomberg, S&P, IDC and Telekurs. In addition, our market data delivery offerings compete with specialty technology providers, exchanges such as NYSE Euronext and large IT vendors such as IBM. Competitors in the risk management segment include Sungard, Algorithmics, Murex, Misys and Calypso. In the portfolio accounting market, competitors include Eagle, Simcorp Dimension, PAM, Beauchamp and DST.

MEDIA

Reuters, our news and media brand, reaches an estimate of over one billion people every day. Reuters Media provides indispensable news and information tailored for media and business professionals. Reuters Media drives decision-making around the globe with speed, accuracy and independence.

Reuters News is powered by more than 2,500 journalists reporting from 197 bureaus around the world. Reuters News provides the world’s largest media companies with text, pictures and video through our wholesale news service, delivering fast, accurate, objective coverage of important international and domestic news in 20 languages.

As of December 31, 2008, our team of more than 600 photographers and editors worked around the globe and distributed up to 15,000 pictures every day, covering breaking news, features, entertainment, business and sports. This flagship service is indispensable for newspapers and broadcasters seeking a fast and highly reliable service.

Our digital multimedia products offer prioritized online reports, online video and online pictures for digital platforms. Our teams of specialized editors bring together the latest breaking news in ready-to-publish and multimedia formats organized by independent news category modules.

Our Consumer Publishing products include the advertisingsupported, direct-to-consumer publishing activities of Reuters.com and its global network of websites, mobile services, online video and electronic out-of-home displays.

In 2008, the Reuters.com family of websites attracted an average of 51 million visitors per month. Our Consumer Publishing provides more in-depth information through online, traditional magazines, conferences and networking events for financial professionals.

Our Professional Publishing’s suite of products and services address capital markets information needs, including the weekly in-depth coverage of International Financing Review (IFR), the searchability and functionality of our online products, and realtime, minute-by-minute commentary and analysis of IFR Markets. All of these are complemented by a highly-targeted range of market intelligence reports and conferences.

COMPETITION

Major competitors of Media include the Associated Press, Agence France-Presse, Dow Jones and Bloomberg News. Competitors of Media’s consumer products and services include WSJ.com, Bloomberg.com, Forbes.com, Yahoo! Finance, CNNMoney, FT.com, Euromoney and Informa Global Markets.

Major Product Categories	Type of Product/Service	Target Customers
Text newswires	Instant coverage of global news and events plus feature stories, analyses and essential news planning tools	Newspapers, television and cable networks, radio stations and websites
Video	Video relating to breaking news, sports, financial and general news	Newspapers, television and cable networks and websites
Pictures and graphics	Up-to-the-minute news photographs and an online photo archive	Newspapers, websites, advertising agencies, television and cable networks
Digital multimedia	Prioritized, ready-to-publish online reports, online video and online pictures	Websites
Reuters.com	Direct-to-consumer publishing and network of regional sites, online video and electronic out-of-home display	Business professionals
Real-time financial markets commentary and analysis	IFR Markets, Dealwatch	Trading professionals, research analysts and portfolio managers
Magazines and online publications	International Financing Review (IFR), Project Finance International, Buyouts, PE Week, Acquisitions Monthly and Venture Capital Journal	Investment bankers, corporate finance and private equity professionals
Conferences and events	Annual awards, editorially-driven conferences and roundtables	Advisors, companies and investors

THOMSON REUTERS	ANNUAL REPORT 2008

PROFESSIONAL DIVISION

In 2008, the Professional division consisted of our businesses in the Legal, Tax & Accounting, Scientific and Healthcare sectors.

In the first quarter of 2009, we reorganized certain parts of our Professional division to reflect the global nature of our business, focus on key growth opportunities and increase efficiency.

•
We created an intellectual property (IP) business, which became part of the Legal segment, by combining all of our Professional division-wide assets and capabilities related to patents, trademarks and standards. This includes products such as the Derwent World Patents Index, CompuMark and Thomson Innovation.

•	We created a new strategic business unit, Healthcare and Science, which manages all of the businesses of the previous individual Healthcare and Scientific segments.

•
We reorganized our Legal and Tax & Accounting businesses on a global basis to facilitate the creation of more international solutions for our customers and to follow the expansion of our customers around the world.

The description of our Professional division contained in this annual report reflects how the division was structured and managed through December 31, 2008.

LEGAL

Our Legal segment is a leading provider of critical information, decision support tools and services to legal, intellectual property (IP), compliance, business and government professionals throughout the world. We offer a broad range of products and services that utilize our electronic databases of legal, regulatory and business information.

Westlaw is the Legal segment’s primary online delivery platform. Westlaw offers powerful search features and navigation tools that enable customers to search relevant databases to find specific points of law, build tables of authorities or search for topically related commentary.

•	Westlaw includes KeyCite, an online citation research service that traces the history of a case, statute, administrative decision or regulation to determine if it is still authoritative.

•
Westlaw Litigator assists attorneys with all phases of litigation by combining relevant case law research materials with practical tools for case evaluation, pre-trial investigation, settlement negotiation and trial preparation and presentation.

•
Through Westlaw Business, we provide corporate and transactional lawyers with value-added services for preparing and completing commercial transactions, such as securities offerings, mergers and acquisitions and investment management. Westlaw Business includes LIVEDGAR securities filing content.

Major Brands	Type of Product/Service	Target Customers
West Westlaw Westlaw Litigator Westlaw Business	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals
Foundation Press West Law School Publishing BAR/BRI West LegalEdcenter Legalworks	Textbooks, study aids, bar review courses, continuing education materials and seminars	Law students, lawyers and legal professionals
Sweet & Maxwell (U.K., Asia) IDS (U.K.) Aranzadi (Spain) Karnov (Denmark and Sweden) Lawbook (Australia) Brookers (New Zealand) La Ley (Argentina) Lawtel (U.K.)	Legal information-based products and services	Lawyers, law students, law librarians, corporate legal professionals, government agencies and trademark professionals
Carswell (Canada)	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals
Thomson CompuMark SAEGIS (North America, EMEA)	Trademark search and protection information services	Business, legal and trademark professionals
Elite Elite 3E	Law firm operations and financial management software, business intelligence	Lawyers, law firm finance and operations
FindLaw HubbardOne	Online legal directory, website creation and hosting services and law firm marketing solutions	Lawyers and legal professionals
LiveNote	Deposition, transcript and court reporting software and services	Lawyers, courts and court reporters and investigators
Hildebrandt International Baker Robbins	Strategic, technology, operations and information consulting advisory services	Lawyers, law firm finance, operations and business development professionals

THOMSON REUTERS	ANNUAL REPORT 2008

We also provide country-specific versions of Westlaw in Canada, China, Denmark, Ireland, Japan, Hong Kong, Spain and the United Kingdom.

Through Westlaw International, we are able to offer our online products and services to customers in markets where we may not have an existing publishing presence or have not yet developed a fully customized Westlaw service. As of December 31, 2008, Westlaw International was used by practitioners in over 70 countries.

We also provide country-specific online legal services, some of which are sold under brand names other than Westlaw. As of December 31, 2008, we provided these services in Argentina, Australia, Denmark, France, New Zealand, Spain, Sweden and the United Kingdom.

Our West business publishes cases, statutes and other legal information and enhances them with headnotes, synopses, key numbers and other editorial annotations prepared by our staff of attorneys and editorial professionals.

West Education Group is a leading provider of educational solutions to legal professionals and law students in the United States. Through BAR/BRI, we provide bar examination review courses and materials. We also have a legal textbook publishing business with over 1,800 titles as of December 31, 2008, making us a leading provider of casebooks and other learning materials to law students in the United States. Our West LegalEdcenter offers one of the largest online selections of continuing legal education (CLE) programs, including over 18,000 hours of U.S.-accredited content as of December 31, 2008.

CompuMark maintained trademark databases for over 200 countries as of December 31, 2008. CompuMark’s products and services also cover development and protection of trademarks.

Elite offers a range of software that assists law firms, professional services firms and government agencies with front-office and back-office management functions, including document management, case management, general ledger accounting, timekeeping, billing and records management.

FindLaw is a leading provider of online legal information and law firm marketing solutions. We estimate that FindLaw.com was the highest-trafficked legal website in 2008, with nearly four million unique monthly visitors. FindLaw.com has one of the largest online legal directories available and provided website development and hosting services to more than 9,900 law firms in 2008. Our Hubbard One business is a leading provider of websites and online client development offerings to large law firms.

Hildebrandt International is a leading provider of strategic consulting and law firm operations advisory services. Hildebrandt also provides lawyers with technology and information-management consulting.

LiveNote is a leading provider of transcript and evidence management software to litigators and court reporters, which include access to case law, briefs, depositions, litigation profiles, dockets and court testimony.

COMPETITION

Legal’s primary global competitors are Reed Elsevier (which operates Lexis-Nexis) and Wolters Kluwer NV, with which Legal competes in the United States and in most of the other countries in which it operates. Legal also competes with other companies that provide legal and regulatory information, as well as practice management and client development services, in the United States and in its international markets which provide legal and regulatory information, practice management and client development services.

TAX & ACCOUNTING

Tax & Accounting is a leading provider of technology and information solutions, as well as integrated tax compliance software and services to accounting, tax and corporate finance professionals in accounting firms, law firms, corporations and government agencies.

RESEARCH & GUIDANCE

Research & Guidance delivers integrated information-based solutions, expert guidance, workflow tools and continuing professional education (CPE) to tax and accounting professionals in the professional, corporate, legal, government and academic markets.

Checkpoint provides information-based solutions, expert guidance, workflow tools and CPE courses on one integrated platform. Checkpoint provides expert analysis from other Tax & Accounting businesses, such as RIA, WG&L and PPC. PPC’s Accounting & Auditing Guidance on Checkpoint provides professionals with access to PPC guidance and practice aids, all linked with RIA and WG&L editorial materials and news. Research & Guidance also offers a full range of customized CPE and training solutions, including PPC, RIA, WG&L, GearUp, MicroMash, Reqwired, AuditWatch and Quickfinder.

Major Brands	Type of Product/Service	Target Customers
Research & Guidance: RIA PPC Checkpoint AuditWatch Quickfinder Warren Gorham & Lamont Paisley	Integrated information-based solutions, expert guidance, workflow tools and continuing professional education (CPE)	Professional accounting firms, corporate, finance and accounting departments, law firms and governments
Professional Software & Services: CS Professional Suite Enterprise Suite myPay Solutions	Software and online products and services that provide business automation solutions for tax compliance, firm management and client services	Professional accounting firms
Corporate Software & Services: ONESOURCE	Integrated online software and managed services that help automate various areas of taxation and corporate compliance	Corporate, legal, bank and trust market

THOMSON REUTERS	ANNUAL REPORT 2008

PROFESSIONAL SOFTWARE & SERVICES

Professional Software & Services delivers software and online products and services that provide business automation solutions for accounting firms in the areas of tax compliance, firm management and client services.

CS Professional Suite is a suite of products and services designed by accountants for accountants to manage workflow processes in professional accounting firms. Enterprise Suite is an integrated family of tax preparation, engagement, practice management, and document and workflow management solutions developed exclusively for large firms. myPay Solutions is a service-bureau payroll offering specifically designed for accounting firms.

CORPORATE SOFTWARE & SERVICES

Corporate Software & Services delivers integrated online software and managed services that helps automate taxation and corporate compliance for corporate, legal, bank and trust markets regarding income tax, property tax, trust tax and sales and use tax. Our flagship product, ONESOURCE, is an online portal that enables corporate tax departments to access tools, manage their workflow and keep track of vital information.

COMPETITION

Tax & Accounting’s primary competitor across all customer segments is CCH (owned by Wolters Kluwer NV). Other major competitors include Intuit in the professional software and services market, CORPTAX (owned by MLM Information Services, LLC) in the corporate software and services market and BNA in the information market. Tax & Accounting also competes with a number of smaller firms.

SCIENTIFIC

Scientific’s information-based solutions provide academic, government, corporate and pharmaceutical research and development (R&D) professionals with content and technologies that assist them in all stages of the R&D cycle from scientific discovery to product release.

Scientific enhances the value of primary publication information by abstracting, indexing, integrating and ranking the information to make it more accessible to customers. Scientific’s products and services add further value by providing integrated solutions that enable access and management of high-quality and relevant published materials for researchers, information specialists and administrators in diverse fields. Scientific provides complementary products and services, such as bibliographic software programs, manuscript authoring and submission workflow solutions, and IP portfolio management and annuity services.

ACADEMIC AND GOVERNMENT

ISI Web of Knowledge provides researchers and scholars with access to an integrated collection of databases which, as of December 31, 2008, covered more than 23,000 peer-reviewed professional journals, leading scientific and patent information databases, journal citation reports, approximately 110,000 meetings and conference proceedings and over 5,500 evaluated scientific websites. As of December 31, 2008, the bibliographic references in our databases covered the period from 1900 to the present.

ScholarOne’s products are used by scientific, technical and medical journal publishers and scientific conference organizers and allow research authors, peer reviewers and journal editors to streamline and accelerate processes for article and conferencerelated submissions, reviews and evaluation.

Major Brands	Type of Product/Service	Target Customers
ISI Web of Knowledge
Comprehensive and integrated platform that includes the Web of Science as well as third-party-hosted content, editorially selected websites, and tools to access, analyze and manage research information
Research scientists and scholars, government agencies, research libraries and universities and colleges
Web of Science	Comprehensive database providing a source for journal article-cited references and access to abstracted and indexed journals	Research scientists and scholars, government agencies, research libraries and universities and colleges
Thomson Pharma	Integrated online platform that delivers scientific literature, patents, commercial and regulatory information, company news communications, professional meeting reports and other relevant content	Pharmaceutical and biotechnology companies
Thomson Innovation	Integrated online platform providing a global collection of IP content, scientific literature, analytical and visualization tools and document services	IP professionals, R&D professionals, lawyers and business intelligence staff
Derwent World Patents Index	Comprehensive database of English language patent abstracts from patent authorities around the world	IP professionals, R&D professionals, lawyers and business intelligence staff
Prous Integrity	Integrated online platform delivering drug discovery content and analytic functionality for biologists and chemists	Pharmaceutical and biotechnology companies, academic centers and research institutes

THOMSON REUTERS	ANNUAL REPORT 2008

PHARMA

Scientific’s Pharma businesses provide extensive drug-specific information for all stages of the product lifecycle to customers in the fields of biology, chemistry, licensing, business development and competitive intelligence. As of December 31, 2008, Pharma supplied information about the R&D portfolios of more than 16,000 entities involved in drug development, information about therapeutic patents, including links to the full text of the original patent, the pipeline status of investigational drugs, searchable chemical structures, meeting reports and bibliographic references.

In 2008, Scientific acquired Prous Science, a leading provider of life sciences information that provided access to more than 265,000 biological compounds and 100,000 patent family records as of December 31, 2008.

CORPORATE MARKETS

Scientific also has a leading collection of assets that serve the IP lifecycle, from ideation to maintenance and protection. As of December 31, 2008, the Derwent World Patents Index assessed, classified, summarized and indexed 1.3 million records which contain patent documents from approximately 41 international patentissuing authorities. Our databases covered the period from 1963 to the present. Thomson Innovation, Delphion, Patentweb and Aureka provide researchers with access to full text international patent documents supported by search, retrieval, analysis and other workflow productivity tools. Thomson IP Management Services provides IP portfolio management software and annuity services.

COMPETITION

Scientific’s principal competitors are Reed Elsevier, Wolters Kluwer NV and Chemical Abstracts Services (CAS).

HEALTHCARE

Our Healthcare business is a leading provider of decision support solutions that help organizations across the healthcare industry improve clinical and business performance. Our solutions, information, insight and analysis enable our customers to more effectively manage cost, quality, market positioning and enterprise growth.

PAYERS

Through Medstat Advantage Suite, Healthcare provides decision support systems, market intelligence, benchmarking databases and research for managing the purchase, administration and delivery of health services and benefits. Healthcare also develops and provides products and methodologies for organizing and understanding the data. Our decision support solutions and research provide an extensive collection of healthcare information for corporate and governmental healthcare purchasers, the managed care and health insurance industry, hospitals and integrated delivery networks, the pharmaceutical industry and the health services research community.

CLINICAL DECISION SUPPORT

Micromedex healthcare solutions helped ensure medication safety in more than 3,200 U.S. hospitals in 83 countries around the world as of December 31, 2008. Solutions include evidence-based drug, disease, toxicology reference and patient education information developed from scientific and clinical literature by expert editors, and deployed direct to clinicians at the point of care.

Clinical Xpert delivers real-time aggregation, evaluation and delivery of hospital patient information direct to clinicians through the Internet, mobile devices or smart phones. These solutions are deployed in hospitals throughout the United States. Clinical Xpert solutions help streamline clinician workflow, reduce paper-based errors and automate the identification of high-risk patients.

MANAGEMENT DECISION SUPPORT

Solucient’s public and proprietary data helps healthcare providers identify significant trends inside their organizations and benchmark their performance against similar organizations and national standards. Solucient provides healthcare decision-makers with one of the most comprehensive and valuable sets of decision support capabilities for managing both healthcare costs and quality of care.

COMPETITION

Healthcare’s principal competitors in the clinical and drug information segment are Reed Elsevier (Science) and Wolters Kluwer NV. Within provider management decision support, Premier is a principal competitor. Within the payer management decision support market, principal competitors are Ingenix (a division of UnitedHealth Group, Inc.) and McKesson Health Solutions (a division of McKesson Corporation).

Major Brands	Type of Product/Service	Target Customers
Micromedex
Comprehensive database set of drugs, disease information, medical emergency and poison control procedures, patient education and other relevant clinical, toxicological and environmental health and safety information
Physicians, pharmacists, health professionals, pharmaceutical companies, hospitals, poison control centers, corporations, government agencies and insurance companies
Medstat Advantage Suite	Decision support products integrating benchmarks and analytics, designed for managing healthcare costs and quality and employee wellness and productivity	Large and mid-size employers, governmental healthcare purchasers, managed care and insurance companies, pharmaceutical companies and health services research providers
Solucient	Benchmark, comparative and market databases, integrated with analytics to support marketing and planning, operational improvement and clinical performance improvement	Hospitals, researchers, service planners, patient safety and quality managers and financial and administrative staff

THOMSON REUTERS	ANNUAL REPORT 2008

CORPORATE HEADQUARTERS

Our corporate headquarters seeks to foster a group-wide approach to management while allowing the Markets and Professional divisions sufficient operational flexibility to serve their customers effectively. The corporate headquarters’ three primary areas of focus are strategy and capital allocation, technology and innovation and talent management. The corporate headquarters is also responsible for overall direction on communications, investor relations, tax, accounting, finance, treasury and legal, and administers certain human resources services, such as employee compensation, benefits administration and training and development.

Our corporate headquarters are located in New York, New York with major operations in London and Eagan, Minnesota.

TECHNOLOGY

We maintain sophisticated infrastructures and highly developed online systems and support capabilities to provide our customers with electronic products and services, primarily through the Internet.

We are continuing to develop our online delivery platforms, which utilize highly scalable technologies resulting in significantly enhanced capabilities. Our platforms allow us to more easily combine content from our various online services, reduce product delivery costs and reduce development time for new products and services. We continue to upgrade and standardize our applications and infrastructure, enabling us to enhance our ability to market and sell products through the Internet.

SALES AND MARKETING

We primarily sell our products and services directly to our customers. Some of our businesses have regional sales representatives in addition to a team of account managers and sales representatives who work out of our offices to ensure that existing customers’ needs are met. In addition, some of our businesses have regional sales forces that focus on marketing and selling products to customers located in a particular country or area. We sometimes supplement our regional sales and account management presence with a telemarketing group to assist in meeting our customers’ informational requirements.

In addition, we have been successful in selling some of our products and services through the Internet. Focusing some of our marketing and sales efforts on Internet sales has allowed us to broaden our range of customers and reduce sales and marketing costs. A number of our businesses also use the Internet to provide product support to existing customers.

INTELLECTUAL PROPERTY

Many of our products and services are comprised of information delivered through a variety of media, including the Internet, software-based applications, books, journals, compact discs, dedicated transmission lines and handheld wireless devices. Our principal IP assets include patents, trademarks, databases and copyrights in our content and in our trade names. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. In addition, we obtain significant content and data through third party licensing arrangements with content providers. We have also registered a number of website domain names in connection with our publishing and Internet operations.

RESEARCH AND DEVELOPMENT

Innovation is essential to our success and is one of our primary bases of competition. Our businesses are continuously engaged in research to develop new products and services, to improve and enhance the effectiveness and ease of existing products and services and to develop new applications for existing products and services.

ENVIRONMENTAL MATTERS

We believe that our business has a relatively low environmental impact, as we deliver most of our information and services electronically as opposed to print. In 2008, we derived 90% of our pro forma revenues from electronic, software and services. Electronic delivery improves our ability to rapidly provide additional products and services to our existing customers and to access new customers around the world. Moving more paper information to digital saves trees in printing and fossil fuel in shipping.

We also seek to operate our central data centers as efficiently as possible. We have installed videoconference units in our largest locations to reduce travel. We are also creating a new data-gathering system to provide a more comprehensive understanding of our global resource consumption baseline, concentrating on relevant indicators such as energy, water, waste and paper consumption. One additional way we address global environmental challenges is through the information we provide to customers and the public. Through Reuters Media, we provide news on these topics, and encourage debate and increased awareness via dedicated environment-focused blogs and video channels.

We believe that our operations are in material compliance with applicable environmental laws, as well as laws and regulations relating to worker health and safety. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on our capital expenditures, earnings or competitive position.

CORPORATE RESPONSIBILITY

Corporate Responsibility (CR) is an integral part of the way we do business. As we integrate the Reuters businesses, we are drawing upon the heritage of both Thomson and Reuters to define our CR efforts. Our executive committee approved our CR policy in 2008, establishing how we will manage our relationships with stakeholders in four areas: our workplace (employees), the community (the places and societies in which we operate), the marketplace (customers, suppliers and investors) and the environment. By articulating focus areas, we are able to define our response to global standards and charters in ways that are meaningful and relevant to our business. Our immediate CR priorities are diversity, community impact, responsible sourcing and the environment. Additionally, in 2008, we launched our new Code of Business Conduct and Ethics to all staff. During 2009, we will launch our implementation plans for these priorities, including measurement, reporting and governance. Against each commitment, we will assign a business owner and a performance target in order to meet legislative requirements, specific quantitative goals or our own CR ambitions. Our targets will be reviewed at least annually.

THOMSON REUTERS	ANNUAL REPORT 2008

REGULATION

Certain businesses in our Markets division that provide services such as matching products, order routing and trading platforms and networks are regulated in various countries where we operate. These regulators include the Financial Industry Regulatory Authority (FINRA) and Securities and Exchange Commission (SEC) in the United States, the Financial Services Authority (FSA) in the United Kingdom as well as securities/financial regulatory authorities and commissions in Australia, Canada, China, Hong Kong, Japan, Singapore and member countries of the European Economic Area. Our compliance obligations vary from regulator to regulator, and include, among other things:

•	licensing and registration;
•	disclosure/reporting, conduct and recordkeeping requirements;
•	maintaining any applicable minimum financial/capital requirements;
•	operating appropriate systems and controls related to antimony laundering and prevention of other financial crimes; and
•	cooperating with any periodic reviews or audits.

Government regulation does not have a material effect on our Professional division.

ACQUISITIIONS AND DISPOSITIONS

2008 was a milestone year in which we completed our acquisition of Reuters for approximately $17 billion.

During the last three years, we also made a number of tactical acquisitions which complemented our existing businesses. For many of these acquisitions, we purchased information or a service that we integrated into our operations to broaden the range of our offerings. These acquisitions have expanded our product offerings, enabled us to enter adjacent markets, tap new revenue streams and achieve cost efficiencies.

In addition, as part of our continuing strategy to optimize our portfolio of businesses, ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we also actively pursued the sale of a number of businesses during the last three years. The most significant of these was our sale of Thomson Learning in 2007. For more information on acquisitions and dispositions that we made in the last three years, please see the “Management’s Discussion and Analysis” section of this annual report.

EMPLOYEES

The following table sets forth information about our employees as of the dates indicated. Employee information for the Markets division as of December 31, 2007 and 2006 reflects Thomson Financial only. Employee information as of December 31, 2006 excludes Thomson Learning, which was considered a discontinued operation as of that date prior to its sale.

		As of December 31
	2008	2007	2006
Thomson Reuters	53,700	32,900	32,400
Americas	28,400	22,800	23,200
Europe, Middle East and Africa	12,200	4,500	4,900
Asia	13,100	5,600	4,300
Markets division	27,200	8,600	9,300
Professional division	23,100	21,200	22,600
Legal	14,300	12,900	14,600
Tax & Accounting	4,100	3,800	3,000
Scientific	2,800	2,700	2,400
Healthcare	1,900	1,800	2,600
Corporate headquarters	3,400	3,100	475
Total number of countries with employees	93	44	37

The increase of over 20,000 employees between 2007 and 2008 was primarily due to the acquisition of Reuters.

We believe that we generally have good relations with our employees, unions and work councils and our senior management team is committed to maintaining those good relations.

PROPERTIES AND FACILITIES

We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2008.

Facility	Approx. sq. ft.	Owned/ leased	Principal use
610 Opperman Drive, Eagan, Minnesota	2,792,000	Owned	Legal headquarters and West operating facilities
3 Times Square, New York, New York	692,000	Owned/leased[2]	Thomson Reuters headquarters and Markets division operating facilities
195 Broadway, New York, New York	435,200	Leased	Markets division and Tax & Accounting offices
2395 Midway Road, Carrollton, Texas	409,150	Owned	Tax & Accounting operating facilities
Boston, Massachusetts[1]	370,000	Leased	Markets division operating facilities
Canary Wharf, London, United Kingdom	281,000	Leased	Markets division operating facilities
RMZ Infinity, Bangalore, India	247,500	Leased	Markets division operating facilities

1	Consists of three addresses.
2
In connection with the acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by our company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters.

THOMSON REUTERS	ANNUAL REPORT 2008

RISK FACTORS

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations of could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations.

We may be adversely affected by a further deterioration in the markets that we serve.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the general economies in our major markets in North America, Europe and Asia. The current global economic crisis has caused disruptions and volatility in financial markets in particular. A continued downturn in the financial markets, a prolonged recession in one or more of the countries in which we operate or significant trading market disruptions or suspensions could adversely affect our business. In 2008, we derived approximately 59% of our pro forma revenues from our financial businesses. The deepening economic crisis has also impacted the legal industry, causing a number of law firms to increase their focus on reducing costs. Continued cost-cutting by any of our customer segments in response to the current economic climate may also adversely affect our financial results.

We operate in highly competitive markets and may be adversely affected by this competition.

The information and news industries are highly competitive. Many of our principal competitors have substantial financial resources, recognized brands, technological expertise and market experience. Our competitors are also enhancing their products and services, developing new products and services and investing in technology to better serve the needs of their existing customers and to attract new customers. Our competitors may acquire additional businesses in key sectors that will allow them to offer a broader array of products and services. We may also face increased competition from Internet service companies and search providers that could pose a threat to some of our businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services. Competition may require us to reduce the price of our products and services or make additional capital investments that would adversely affect profit margins. If we are unable or unwilling to do so, we may lose market share and our financial results may be adversely affected. In addition, some of our customers have in the past and may decide again to develop independently certain products and services that they obtain from us, including through the formation of consortia. To the extent that customers become more self-sufficient, demand for our products and services of may be reduced which may adversely affect our financial results.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. In addition, “open source” software that is available for free may provide some functionality similar to that in some of our products. Public sources of free or relatively inexpensive information may reduce demand for our products and services. Although we believe our information is more valuable and enhanced through analysis, tools and applications that are embedded into customers’ workflows, our financial results may be adversely affected if our customers choose to use these public sources as a substitute for our products or services.

If we are unable to develop new products, services, applications and functionalities to meet our customers’ needs, attract new customers or expand into new geographic markets, our ability to generate revenues may be adversely affected.

Our growth strategy involves developing new products, services, applications and functionalities to meet our customers’ needs for intelligent information solutions and maintaining a strong position in the sectors that we serve. As the information and news services industries undergo rapid evolution, we must be able to anticipate and respond to our customers’ needs in order to improve our competitiveness. In addition, we plan to grow by attracting new customers and expanding into new geographic markets. It may take us a significant amount of time and expense to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into new geographic markets. If we are unable to do so, our ability to generate revenues may be adversely affected.

We generate a significant percentage of our revenues from subscription-based arrangements, and our ability to generate higher revenues is dependent in part on maintaining a high renewal rate.

In 2008, 86% of our pro forma revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our subscription arrangements are most often for a term of one year or renew automatically under evergreen arrangements. With appropriate notice, however, certain arrangements are cancelable quarterly, particularly within our Markets division. In addition, the renewals of longer term arrangements are often at the customer’s option. In order to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.

THOMSON REUTERS	ANNUAL REPORT 2008

We rely heavily on network systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers.

We are dependent on our ability to handle rapidly substantial quantities of data and transactions on computer-based networks and the capacity, reliability and security of our electronic delivery systems and the Internet. Any significant failure or interruption of these systems, including operational services, loss of service from third parties, sabotage, break-ins, terrorist activities, human error, natural disaster, power or coding loss and computer viruses could cause our systems to operate slowly or interrupt service for periods of time and could have a material adverse effect on our business and results of our operations. Our ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, handle and deliver data and services to our customers.

From time to time, update rates of market data have increased. This can sometimes impact product and network performance. Factors that have significantly increased the market data update rates include:

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

Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While we continue to implement a number of capacity management initiatives, there can be no assurance that our company and our network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

We are dependent on third parties for information and other services.

We obtain significant information through licensing arrangements with content providers. In addition, we rely on third party service providers for telecommunications, IT support and certain human resources administrative functions. Some providers may seek to increase fees for providing their proprietary content or services. If we are unable to renegotiate commercially acceptable arrangements with these content or service providers or find alternative sources of equivalent content or service, our business could be adversely affected.

We may be adversely affected by changes in legislation and regulation.

Laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the United Kingdom, Canada and other jurisdictions may impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers. We may also be impacted by legislative and regulatory changes in the financial services sector that apply to customers of our Markets division, as well as how we provide products and services to these customers. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us. In addition, changes in tax laws and/or uncertainty over their application and interpretation may adversely affect our results. We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. Tax laws that apply to our company may be amended by the relevant authorities, for example, as a result of changes in fiscal circumstances or priorities. Such amendments, or their application to our company, may adversely affect our results.

Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.

There are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include difficulties in penetrating new markets due to established and entrenched competitors, difficulties in developing products and services that are tailored to the needs of local customers, lack of local acceptance or knowledge of our products and services, lack of recognition of our brands, unavailability of joint venture partners or local companies for acquisition, instability of international economies and governments, exposure to adverse government action in countries where we may conduct reporting activities, changes in laws and policies affecting trade and investment in other jurisdictions, and exposure to varying legal standards, including intellectual property protection laws. Adverse developments in any of these areas could cause our actual results to differ materially from expected results. However, there are also advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region.

Our goodwill is key to our ability to remain a trusted source of information and news.

The integrity of our reputation is key to our ability to remain a trusted source of information and news. Failure to protect our brands or failure to uphold the Reuters Trust Principles may adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.

THOMSON REUTERS	ANNUAL REPORT 2008

We may be subject to impairment losses that would reduce our reported assets and earnings.

Goodwill and identifiable intangible assets comprise a substantial portion of our total assets. Economic, legal, regulatory, competitive, contractual and other factors may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that we reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

Many of our products and services are based on information delivered through a variety of media, including the Internet, software-based applications, books, journals, compact discs, dedicated transmission lines and handheld wireless devices. We rely on agreements with our customers and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. The lack of specific legislation relating to the protection of intellectual property rights for content delivered through the Internet or other electronic formats creates an additional challenge for us in protecting our proprietary rights in content delivered through these media. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

We may operate in an increasingly litigious environment, which may adversely affect our financial results.

We may become involved in legal actions and claims arising in the ordinary course of business. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on our financial position and results of operations.

We are significantly dependent on technology and the rights related to it, including rights in respect of business methods. This, combined with the recent proliferation of “business method patents” issued by the US Patent Office, and the increasingly litigious environment that surrounds patents in general, increases the possibility that we may be sued for patent infringement.

If an infringement suit were successful, it is possible that the infringing product would be enjoined by court order and removed from the market and we may be required to compensate the party bringing the suit either by a damages claim or through ongoing license fees or other fees, and such compensation could be significant, in addition to the legal fees that would be incurred defending such a claim. Responding to intellectual property claims, regardless of the validity, could also be time consuming and could require us to release source code to third parties, possibly under open source license terms.

Our credit ratings may be downgraded, or adverse conditions in the credit markets may continue, which may impede our access to the debt markets or raise our borrowing rates.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a continued deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings or continued adverse conditions in the credit markets may impede our access to the debt markets or raise our borrowing rates.

Currency fluctuations and interest rate fluctuations may have a significant impact on our reported revenues and earnings.

Our financial statements are expressed in US dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currency. We receive revenue and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various currency rates. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in our consolidated financial statements.

Substantially all of our non-US dollar-denominated debt has been hedged into US dollars. Our hedging strategies against currency risk could also impact our financial results when the US dollar strengthens against other currencies. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

If we do not continue to recruit and retain high quality management and key employees, we may not be able to execute our strategies.

The completion and execution of our strategies depends on our ability to continue to recruit and retain high quality management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. We may not be able to continue to identify or be successful in recruiting or retaining the appropriate qualified personnel for our businesses and this may adversely affect our ability to execute our strategies.

THOMSON REUTERS	ANNUAL REPORT 2008

We have significant funding obligations for pension and post-retirement benefit arrangements that are affected by factors outside of our control.

We have significant funding obligations for various pension and other post-retirement benefit arrangements that are affected by factors outside our control. The valuations of material plans are determined by independent actuaries. Long-term rates of return for pension plans and post-retirement benefit arrangements are based on evaluations of historical investment returns and input from investment advisors. These valuations and rates of return require assumptions to be made in respect of future compensation levels, expected mortality, inflation, the expected long-term rate of return on the assets available to fund the plans, the expected social security costs and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in results or significant changes in assumptions may materially affect pension plan and post-retirement benefit obligations and related future expenses.

Woodbridge controls our company and is in a position to affect our governance and operations.

Woodbridge had an economic and voting interest in Thomson Reuters of approximately 55% as of March 26, 2009. For so long as Woodbridge maintains its controlling interest in Thomson Reuters, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of the our board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares.

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, joint ventures, investments or dispositions.

We have acquired, invested in and/or disposed of, and in the future may seek to acquire, invest in and/or dispose of, various companies and businesses. In the future, we may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase costs of acquisitions or cause us to refrain from making certain acquisitions. We may also be subject to increasing regulatory scrutiny from competition and antitrust authorities. Achieving the expected returns and synergies from past and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our strategies have historically resulted in decisions to dispose of assets or businesses that were no longer aligned with strategic objectives. We expend costs and management resources to complete divestitures. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy.

Benefits from our integration and savings program may not be achieved to the extent, or within the time period, currently expected.

In addition to the potential revenue growth generated by our company, our acquisition of Reuters is expected to deliver annual run-rate savings of $1 billion by the end of 2011. In February 2009, we raised our overall savings target (which also includes $400 million of savings expected from legacy efficiency programs) to $1.4 billion. Our integration and savings program involves investing in new revenue initiatives and transformation initiatives, including content and development transformation, common platform development, customer administration and data center rationalization. We may encounter difficulties during this process that could eliminate, reduce or delay the realization of the savings that are currently expected. Among other things, these difficulties could include:

•	unexpected issues, higher than expected costs and an overall process that takes longer than originally anticipated;

•	our inability to successfully integrate operations, technologies, products and services;

•	loss of key employees;

•	modification or termination of existing agreements with customers and suppliers and delayed entry into new agreements with prospective customers and suppliers; and

•	the diversion of management’s attention from day-to-day business or developing longer-term strategy as a result of the need to deal with integration and savings program issues.

As a result of these difficulties, the actual savings generated may be less, and may take longer to realize, than is currently expected.

Our acquisition of Reuters may not maximize the growth potential of, or deliver greater value for, our company beyond the level that either Thomson or Reuters could have achieved on its own.

One of the principal reasons for the acquisition of Reuters was to maximize our growth potential beyond the level that either Thomson or Reuters could have achieved on its own. Achieving this growth potential is dependent upon a number of factors, many of which are beyond our control. We may not be able to pursue successfully innovative product development opportunities or enhance the quality and competitiveness of our product offerings to the extent anticipated. The inability to realize the full extent of the anticipated growth opportunities, as well as any delays encountered in the integration process, could have an adverse effect on our revenues, operating results and financial strength.

THOMSON REUTERS	ANNUAL REPORT 2008

Each of Thomson Reuters Corporation and Thomson Reuters PLC is exposed to the credit risk of the other.

In light of the cross guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC is exposed to the credit risk of the other. For example, if Thomson Reuters PLC is unable or fails to pay its contractual indebtedness or other obligations, a creditor under a contract may require Thomson Reuters Corporation to pay all amounts due.

The DLC structure involves risks to the Thomson Reuters Corporation shareholders with respect to the support arrangements.

The DLC structure provides that in the event of the insolvency of Thomson Reuters PLC, Thomson Reuters Corporation must take certain actions to support Thomson Reuters PLC and its shareholders to restore economic equivalence as between the shares of the two companies. The DLC structure does not provide a reciprocal obligation by Thomson Reuters PLC to support Thomson Reuters Corporation in the event of the insolvency of Thomson Reuters Corporation.

The DLC structure also provides that Thomson Reuters Corporation must take certain actions to support Thomson Reuters PLC where it is required to declare or pay a dividend or other cash distribution but is unable to do so. Thomson Reuters PLC is not required to support Thomson Reuters Corporation in the event that Thomson Reuters Corporation is unable to declare or pay a dividend or other cash distribution.

Accordingly, there is a risk that Thomson Reuters Corporation will be required to support Thomson Reuters PLC and its shareholders although Thomson Reuters Corporation and its shareholders would not receive support in corresponding circumstances.

The trading prices and liquidity of our shares may not be the same and the differences between them may be material.

Although the economic interests of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares are the same, the trading prices of our shares have not been the same (when adjusted for the applicable exchange rate) since the closing of the Reuters acquisition in April 2008. In addition, the liquidity of the markets for our shares has also varied at times. The difference in our share prices has averaged approximately 18% from the closing date of the acquisition through March 26, 2009.

Our DLC structure may be adversely affected by changes to legislation and regulations, and involves risks and costs not associated with other corporate structures.

Our DLC structure was developed on the basis of existing law and policies of regulatory authorities in Canada, the United Kingdom and the United States. Changes to these laws or policies (including changes to tax laws) may impact or alter the rights, benefits or protections afforded to our company and our shareholders under the DLC structure.

Our DLC structure involves different issues and risks than those associated with other more common corporate structures. Our structure was implemented by means of contracts between Thomson Reuters Corporation and Thomson Reuters PLC and provisions in their organizational documents. The legal effect of these contractual rights may be different than the legal effect of a take-over bid, merger or amalgamation and there may be difficulties in enforcing them. In addition, certain contracts between Thomson Reuters Corporation and Thomson Reuters PLC provide that they are enforceable only by the two companies and not directly by our shareholders. Nevertheless, shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC might challenge the validity of the contracts or their lack of standing to enforce rights under these contracts, and courts may interpret or enforce these contracts in a manner inconsistent with the provisions and intentions of the companies expressed in documents governing our DLC.

There is also uncertainty as to the enforceability of certain provisions of the documents governing our DLC, including those relating to an insolvency of one parent company or both parent companies. For example, in the event of an insolvency of Thomson Reuters PLC, Thomson Reuters Corporation must take actions to restore economic equivalence as between the shares of the two companies. We cannot assure you that a court would interpret or enforce that obligation in a manner consistent with the terms of the DLC documents and the intentions of the companies expressed therein.

As our two parent companies are both publicly listed, we comply with both Canadian and UK corporate law and different regulatory and stock exchange requirements in Canada, the United Kingdom and the United States. This requires more administrative time and cost than was the case prior to the acquisition of Reuters.

We cannot assure you that we will maintain our DLC structure in the future.

Changes in the tax residence of Thomson Reuters Corporation or Thomson Reuters PLC could cause us adverse tax consequences.

We expect Thomson Reuters Corporation will remain resident only in Canada for tax purposes and Thomson Reuters PLC will remain resident only in the United Kingdom for tax purposes. However, if Thomson Reuters Corporation were to cease to be resident solely in Canada and/or Thomson Reuters PLC were to cease to be resident solely in the United Kingdom for tax purposes (including as a result of changes in applicable laws or in Canadian regulatory practice or the practice of UK taxation authorities), this could cause us adverse tax consequences.

THOMSON REUTERS	ANNUAL REPORT 2008

If Thomson Reuters PLC were classified as a passive foreign investment company under US federal income tax laws, it could have adverse tax consequences for US holders of Thomson Reuters PLC ordinary shares (including those represented by Thomson Reuters PLC ADSs).

Special rules apply to certain US shareholders that own shares in a non-US corporation that is classified as a passive foreign investment company, or PFIC. We do not believe that Thomson Reuters PLC is currently a PFIC and, based on the strategy for our business, we do not expect Thomson Reuters PLC to become a PFIC in the foreseeable future. However, the application of the PFIC rules to the DLC structure is uncertain and involves some risk that the IRS will consider Thomson Reuters PLC to be a PFIC. The PFIC rules are extremely complex and could, if they apply, have significant adverse effects on the taxation of dividends received and gains realized by a US shareholder of Thomson Reuters PLC. Accordingly, US shareholders of Thomson Reuters PLC should consult with their tax advisers concerning the potential application of PFIC rules to their particular circumstances. See the Additional Information – Taxation section of this annual report for more information on PFIC classification.

US holders of Thomson Reuters PLC ordinary shares who do not hold their shares through Thomson Reuters PLC ADSs might not qualify for special reduced US tax rates on payments of future dividends from Thomson Reuters PLC.

It is not entirely clear whether US shareholders of Thomson Reuters PLC ordinary shares would be able to qualify for special reduced US tax rates with respect to the payment of dividends from Thomson Reuters PLC.

Reuters Founders Share Company holds a Reuters Founders Share in each of Thomson Reuters Corporation and Thomson Reuters PLC and may be in a position to affect our governance and management.

Reuters Founders Share Company was established to safeguard the Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. Reuters Founders Share Company holds a Reuters Founders Share in each of Thomson Reuters Corporation and Thomson Reuters PLC. The interest of Reuters Founders Share Company in safeguarding the Reuters Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect the management and governance. In addition, the Reuters Founders Shares enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters Corporation or Thomson Reuters PLC threaten the Reuters Trust Principles. As a result, Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. The effect of these rights of Reuters Founders Share Company may be to limit the price that investors are willing to pay for our shares.

Provisions in our DLC documents that are designed to ensure that shareholders of Thomson Reuters Corporation and Thomson Reuters PLC are treated on an equivalent basis with respect to take-over bids and similar transactions may prevent or discourage take-over bids and similar transactions.

We believe that it is essential to the implementation and operation of our DLC structure that holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares be treated on an equivalent basis with respect to any take-over bid or similar transaction for such shares. Accordingly, our DLC documents contain provisions that are intended to impede a person from making a take-over bid or similar transaction for shares of one company without also making an equivalent takeover bid or similar transaction for shares of the other company. The effect of these provisions may be to limit the price that investors are willing to pay for Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares if these provisions are viewed as preventing or discouraging take-over bids or similar transactions for shares of either company.

The rights and privileges of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders are governed by different laws and regulations.

Ontario law and the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-Laws govern Thomson Reuters Corporation and its relations with its shareholders. UK law and the Thomson Reuters PLC Articles govern Thomson Reuters PLC and its relations with its shareholders. Although the rights and privileges of shareholders of Thomson Reuters Corporation are comparable to those of shareholders of Thomson Reuters PLC, particularly taking into account the effects of the DLC structure, their respective rights and privileges differ in certain respects due to differences between Ontario law and regulations and UK law and regulations and between the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-Laws and the Thomson Reuters PLC Articles. In addition, Canadian and UK courts could interpret comparable provisions differently.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations through the eyes of our management. We recommend that you read this in conjunction with our consolidated financial statements for the year ended December 31, 2008 and the related notes to those financial statements. We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business and how we earn revenues, together with information on key factors and trends affecting our business;

•	Results of Operations – a discussion that compares our results from year to year, both on a consolidated and a segment basis;

•
Liquidity and Capital Resources – a discussion of changes in our cash flow, together with information about our outstanding debt and resources available to us to finance existing and future commitments;

•	Outlook – our business outlook for 2009;

•	Related Party Transactions – a discussion of transactions that we have entered into with our principal shareholder and others; and

•	Accounting Policies – a discussion of changes in our accounting policies, as well as important accounting policies that require critical judgments and estimates by our management.

References in this discussion to “$” and “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “£” are to British pounds sterling. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation, Thomson Reuters PLC and their respective subsidiaries which operate as a unified group under a dual listed company (DLC) structure. References to “Reuters” are to Reuters Group PLC, which we acquired on April 17, 2008. In order to provide comparable results, we include pro forma financial information in the section entitled “Results of Operations”. This management’s discussion and analysis also contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Some of these factors include those identified in the section entitled “Cautionary Note Concerning Factors That May Affect Future Results”. This management’s discussion and analysis is dated as of March 20, 2009.

OVERVIEW

Our Business and Strategy

Who we are and what we do. We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with a competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through more than 50,000 people across 93 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare, science and media markets, powered by the world’s most trusted news organization.

2008 was a milestone year in which we completed our acquisition of Reuters for approximately $17 billion. As a result, we became a much larger and more global company.

How we make money. We serve a wide variety of customers with a single, tested business model. We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our operational structure. We are organized in two divisions:

•	Markets, which consists of our financial and media businesses; and

•	Professional, which in 2008 consisted of our legal, tax and accounting, scientific and healthcare businesses.

In the first quarter of 2009, we reorganized certain parts of our Professional division to reflect the global nature of our business, focus on key growth opportunities and increase efficiency.

•
We created an intellectual property (IP) business, which became part of the Legal segment, by combining all of our Professional division-wide assets and capabilities related to patents, trademarks and standards.

•	We created a new strategic business unit, Healthcare and Science, which manages all of the businesses of the previous individual Healthcare and Scientific segments.

•
We reorganized our Legal and Tax & Accounting businesses on a global basis to facilitate the creation of more international solutions for our customers and to follow the expansion of our customers around the world.

The description of our Professional division contained in this management’s discussion and analysis reflects how the division was structured and managed through December 31, 2008.

We also report a Corporate and Other category that principally includes corporate expenses, certain costs associated with sharerelated compensation, fair value adjustments associated with foreign currency embedded derivatives of customer contracts, costs associated with corporate integration and synergy programs and costs associated with the Reuters acquisition.

THOMSON REUTERS	ANNUAL REPORT 2008

Our business environment. We are a global business and many of our customers have operations around the world. This is an important element of our growth strategy. As a result of the Reuters acquisition, we expanded our presence from 44 countries in 2007 to 93 countries in 2008. Accordingly, we need to ensure our offerings reflect the global economy, our brand has international appeal, and our global footprint allows us to capitalize on new opportunities such as the growth of professional workers in emerging economies and the expansion of our existing customers into new geographic areas.

As a global organization, we are affected by economic and market dynamics, governmental regulations and business conditions of each market and country in which we operate. In 2008, many of our customers were negatively impacted by a variety of factors, and the financial services industry in particular was adversely affected by severe disruptions in the credit markets. While not immune to economic cycles, the businesses in our Professional division have historically been more resilient than the businesses in our Markets division. Further, over the last few years, our business has increasingly become more electronic than printbased with a greater number of customers entering into multi-year commitments for our critical workflow tools and applications. We have also become geographically diverse. We believe these factors strengthen our business and its relative position in the current economic environment.

In the second half of 2008, the US dollar strengthened against other major currencies in which we derive revenues, such as the British pound and Euro. This strengthening had a negative impact on the amount of revenues that we report in US dollars.

In the “Outlook” section of this management’s discussion and analysis, we provided our business outlook for 2009. We also provided our outlook on trends impacting each of our divisions and reportable segments within the “Results of Operations” section.

Our 2008 and 2009 priorities. In 2008, we made significant progress on our key priorities. For 2009, we remain focused on the same priorities:

•	Integrate the acquired Reuters businesses to drive long-term growth and capture synergies;

•	Capitalize on a global brand and presence to drive international growth; and

•	Achieve scale economics and make the whole of Thomson Reuters greater that the sum of its parts.

We also seek to drive shareholder value by adhering to three financial priorities in managing our business:

•	Invest to drive long-term growth and returns;

•	Focus on free cash flow; and

•	Support business objectives with a robust capital strategy.

Please see the “Business” section of this annual report for a more detailed discussion of our priorities.

Our corporate structure. We operate under a DLC structure and have two parent companies, each of which is publicly listed:

•	Thomson Reuters Corporation, an Ontario, Canada corporation; and

•	Thomson Reuters PLC, a UK company.

We operate as a unified group pursuant to contractual arrangements as well as provisions in our organizational documents. Under our DLC structure, one Thomson Reuters PLC ordinary share currently has equivalent rights to distributions of income and capital and voting rights as one Thomson Reuters Corporation common share.

Our controlling shareholder is The Woodbridge Company Limited. As of the date of this management’s discussion and analysis, The Woodbridge Company Limited and other companies affiliated with it (Woodbridge) had a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. See the section entitled “Related Party Transactions” for additional information about our recent transactions with Woodbridge.

Our financial statements. Our primary financial statements are the consolidated financial statements of Thomson Reuters Corporation. Those statements account for Thomson Reuters PLC as a subsidiary and have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). We have received exemptive relief to present Thomson Reuters Corporation’s financial statements in accordance with International Financial Reporting Standards (IFRS) in 2009. We have provided a voluntary reconciliation to IFRS in this management’s discussion and analysis. See the section entitled “Recently Issued Accounting Standards” for more information.

Results for Reuters are included in our consolidated financial statements beginning April 17, 2008, as we are accounting for the acquisition under the purchase method. For informational purposes, we have also included Thomson Reuters pro forma results in this management’s discussion and analysis, which present the hypothetical performance of our business as if Thomson had acquired Reuters on January 1, 2007. See the sections of this management’s discussion and analysis entitled “Acquisitions and Dispositions” and “Results of Operations” for more information.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

Our revenues are derived from a diverse customer base. No single customer accounted for more than 2% of our 2008 pro forma revenues. In 2007, none of our customers accounted for more than 3% of our reported revenues.

Below, we provide information regarding our 2008 pro forma revenues by media, type and geographic area. Given the impact of the Reuters acquisition on our overall revenue mix, we believe that a pro forma presentation is most relevant to the understanding of our ongoing business model.

REVENUE BY MEDIA1 Electronic.....................90% Print..............................10%

REVENUE BY TYPE1 Recurring.....................86% Non-recurring.............14%

REVENUE BY GEOGRAPHY1 Americas......................58% EMEA...........................32% Asia .............................10%

1 Based on pro forma results.

By media. We deliver information electronically over the Internet, through dedicated transmission lines and wireless handheld devices. Electronic delivery improves our ability to rapidly provide additional products and services to our existing customers and to access new customers around the world. We also offer product distribution in CD and print format. Increasingly our customers have been seeking products and services delivered electronically and have migrated away from print-based products. As a result of the Reuters acquisition, our 2008 pro forma revenues from electronic, software and services were 90%, compared to 82% in 2007 prior to the acquisition. In the long term, we expect that electronic, software and services as a percentage of our total revenues will continue to gradually increase as we continue to emphasize electronic delivery, add more solution-based and software-based businesses to our portfolio, and as emerging economies continue to professionalize and incorporate technology into their workflows.

By type. We believe that one of the competitive advantages of our business is that we derive a significant percentage of our revenues from subscription or similar contractual arrangements, which we refer to as recurring revenues. Our subscription arrangements are most often for a term of one year or renew automatically under evergreen arrangements. With appropriate notice, certain arrangements are cancelable quarterly, particularly within our Markets division. A significant portion of our arrangements are for three year terms or longer, after which they automatically renew or are renewable at the customer’s option. Renewal dates are spread over the course of the year. In 2008, 86% of our 2008 pro forma revenues were recurring, compared to 81% in 2007 prior to the Reuters acquisition. Because a high proportion of our revenues come from subscriptions and similar arrangements, we believe that our revenue patterns are generally more stable compared to other business models that involve the sale of products in discrete or one-off arrangements. In the case of some of our subscription arrangements, we realize additional fees based upon usage.

By geography. We segment our revenues geographically by origin of sale. Our geographic segments are Americas, EMEA (Europe, Middle East and Africa) and Asia. As a result of the Reuters acquisition, we combined Reuters strong positions in Europe and Asia with Thomson’s strong positions in North America. In 2008, our pro forma revenues from the Americas were 58% (83% in 2007 prior to the acquisition), from EMEA were 32% (14% in 2007 prior to the acquisition) and from Asia were 10% (3% in 2007 prior to the acquisition).

We can modify and offer globally many of the products and services we have developed originally for customers of a given market. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell globally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale.

Because of the dynamic nature of our products and services, management does not find it useful to analyze our revenue base using traditional price versus volume measurements.

THOMSON REUTERS	ANNUAL REPORT 2008

Expenses

As an information and services provider, our most significant expense is labor. Our labor costs include all costs related to our employees, including salaries, bonuses, commissions, benefits, payroll taxes and stock-related compensation. Labor represented approximately 58% of our 2008 pro forma cost of sales, selling, marketing, general and administrative expenses from ongoing businesses (operating costs) compared to approximately 67% in 2007. No other category of expenses accounted for more than 15% of our operating costs in 2008 or 2007. The reduction in the overall percentage of labor costs reflects more use of outsourced services by the acquired Reuters business to support operations.

Seasonality

Historically, our revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Our operating margins historically increased as the year progressed. For these reasons, the performance of our businesses were not comparable quarter to consecutive quarter and were best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, we anticipate that the seasonality of our revenues and operating profits will now be slightly less pronounced.

Acquisitions and Dispositions

Acquisitions have always played a key role in fulfilling our strategy. While the Reuters acquisition was transformational, our acquisitions are generally tactical in nature and primarily relate to the purchase of information, products or services that we integrate into our operations to broaden the range of our offerings to better serve our customers. When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. The following table sets forth information about acquisitions that we closed during the last three years.

Year	Number of acquisitions	Net aggregate cash cost (millions of U.S. dollars)
2008	23	8,502[1]
2007	33	488
2006	25	744

1 Includes cash payment for Reuters noted below.

On April 17, 2008, we acquired Reuters for approximately $17 billion. Under the terms of the acquisition:

•	All of the issued and outstanding Reuters ordinary shares were cancelled;

•	Reuters shareholders received, for each Reuters ordinary share held:

°	352.5 pence in cash; and

°	0.16 Thomson Reuters PLC ordinary shares;

•	One Thomson Reuters PLC ordinary share is equivalent to one Thomson Reuters Corporation common share under the DLC structure; and

•	Thomson shareholders continued to hold their shares of Thomson, renamed as Thomson Reuters Corporation.

The components of the consideration were as follows:

(millions of U.S. dollars)
Cash (paid on May 1, 2008)	8,450
Thomson Reuters PLC ordinary shares (194,107,278 issued on April 17, 2008)	8,226
Reuters Group PLC options	195
Transaction costs	138
Total purchase consideration	17,009

We funded the cash consideration component of the transaction using proceeds from the sale of our Thomson Learning businesses as well as borrowings under an acquisition credit facility, which we have since repaid in full. See the section entitled “Financial Position” for further discussion on acquisition-related borrowings and repayments.

Thomson Reuters PLC ordinary shares were valued at $42.38 per share using the average Thomson share price two days before and after May 15, 2007, the date of the announcement of the acquisition. The nominal value of Thomson Reuters PLC ordinary shares was changed from £10 to 25 pence shortly after the acquisition closed.

Subject to certain exceptions, 33,670,064 options and awards outstanding under Reuters share-based employee compensation plans vested and became fully exercisable prior to the closing of the acquisition. Upon exercise, holders were entitled to the same consideration for each share of Reuters that would have been received by a holder of ordinary shares. The fair value of outstanding options was $195 million and was included in the purchase consideration. Unexercised options expired during the fourth quarter of 2008.

As part of our continuing strategy to optimize our portfolio of businesses, to sharpen our strategic focus and to ensure that we are investing in the parts of our business that offer the greatest opportunities to achieve higher growth and returns, we have sold various businesses. Results for these businesses were classified as discontinued operations within our consolidated financial statements for all periods presented. None of these businesses was considered fundamental to our current integrated information offerings. We did not sell any of our businesses that qualified as discontinued operations in 2008. In 2007, we completed the sale of Thomson Learning. Our proceeds from the sales of discontinued operations, net of taxes paid, were $7 billion in 2007 and $81 million in 2006. Additionally, over the past few years we have sold certain minority equity investments and businesses that did not qualify as discontinued operations. Proceeds from these sales amounted to $293 million in 2008, $18 million in 2007 and $88 million in 2006. See the section entitled “Tradeweb Partnership” for discussion of our sale of a minority interest in that business.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Integration and Synergy Programs

In 2008, we made significant progress on our integration and synergy program, including the realization of cost synergies, the streamlining of product offerings in our Markets division, the pursuit of revenue synergies across both divisions and the achievement of our goal of becoming one company in one year. As we progressed with the execution of our Reuters integration plan in 2008, we identified significant additional opportunities for cost savings. We now expect $1 billion in annualized cost savings from integration programs by the end of 2011, up from $750 million of savings projected in May 2008 and $500 million estimated when we announced our agreement to acquire Reuters in May 2007. This raised our overall savings target (including legacy efficiency programs) to $1.4 billion.

Across all integration and legacy efficiency programs, we achieved combined run-rate savings of $750 million as of December 31, 2008. The 2008 cost required to achieve these savings through December 31 was approximately $362 million. Of this amount, $329 million related to integration programs and primarily consisted of severance and consulting expenses as well as costs associated with certain technology initiatives and branding. The remaining $33 million related to legacy efficiency initiatives and primarily consisted of severance costs as well as consulting fees related to a company-wide enterprise resource planning (ERP) system.

We are now beginning the second phase of the acquisition integration, which includes retiring legacy products and systems to simplify our business and help make us more agile, responsive and profitable. In 2009, we will roll out new strategic products, consolidate data centers and capture revenue synergies.

Because these are corporate initiatives, incremental expenses which are directed at capturing these cost savings are reported within the Corporate and Other segment. The various initiatives are expected to be completed in 2011 at a total cost of $1.4 billion. Expenses associated with legacy efficiency programs incurred prior to 2008 are excluded from this amount. We incur restructuring costs associated with these efforts, including severance and losses on lease terminations and other cancellations of contracts. Certain costs qualify to be recorded as part of goodwill and the remainder are expensed.

USE OF PRO FORMA AND NON-GAAP FINANCIAL MEASURES

Due to the significant impact of the Reuters acquisition on our results, we include pro forma results as if we had acquired Reuters on January 1, 2007 to provide a more meaningful analysis of our performance compared to the prior year. Pro forma results do not reflect the actual results of our business.

In addition to our pro forma results and results reported in accordance with Canadian GAAP, we use certain non-GAAP financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. We have historically reported non-GAAP financial results as we believe their use provides more insight into our performance.

The following is a description of our non-GAAP financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow.

●
Revenue and operating profit from ongoing businesses. We believe our revenue and profits are best measured based on our ability to grow our ongoing businesses over the long term. Accordingly, we evaluate our revenue and operating profit excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.

●
Net debt. We define our net debt as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

●
Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common and ordinary dividends and fund share repurchases and new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

●
Underlying free cash flow. We define underlying free cash flow as free cash flow excluding one-time cash costs related to the Reuters acquisition and costs associated with integration and synergy programs. We use underlying free cash flow as a performance measure because it represents free cash flow generated by our operations excluding certain unusual items. See the analysis of this measure compared to free cash flow in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

THOMSON REUTERS	ANNUAL REPORT 2008

Non-GAAP measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to measures of financial performance calculated in accordance with Canadian GAAP.

RESULTS OF OPERATIONS

Consolidated Results – Pro Forma Basis

For information regarding the calculation of pro forma results, please see Appendix A of this management’s discussion and analysis.

The following table summarizes selected pro forma financial information:

	For the year ended December 31
(millions of U.S. dollars, except per share amounts)	2008	2007
Pro forma results (unaudited)
Pro forma revenues	13,441	12,442
Pro forma operating profit	1,936	1,571
Pro forma revenues from ongoing businesses	13,399	12,442
Pro forma underlying operating profit	2,773	2,337
Pro forma underlying operating profit margin	20.7%	18.8%
Pro forma adjusted diluted earnings per share from continuing operations	$1.91	n/a
n/a - not applicable

We discuss our results of operations using pro forma financial information because the year-to-year comparison of our Canadian GAAP results did not allow for a sufficient understanding of the underlying trends of our business due to the Reuters acquisition and certain special items. We believe that pro forma results provide the basis for a more meaningful analysis of our performance because these results normalize the effect of the Reuters acquisition and provide comparable results with which to measure our performance. Our pro forma results have been prepared as if the acquisition had closed on January 1, 2007. Our pro forma information:

•	has not been audited;

•	has been prepared for informational purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent our actual financial position or results;

•
does not purport to represent what our consolidated results of operations actually would have been if the acquisition had occurred on January 1, 2007 or what those results will be for any future periods. The pro forma adjustments are based on current information; and

•
has not been adjusted to reflect any matters not directly attributable to the acquisition. No adjustment, therefore, has been made to periods prior to the closing date (April 17, 2008) for actions which have or may be taken upon completion of the acquisition, such as any of our integration plans.

Results for our Professional division were not impacted by the Reuters acquisition. Pro forma financial information is therefore only provided for our consolidated results and our Markets division. In addition, we only provide pro forma financial information to compare 2008 and 2007. All financial information in this management’s discussion and analysis that compares 2007 and 2006 is provided on a Canadian GAAP basis only.

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Our results from ongoing businesses exclude discontinued operations and other business sold or held for sale. In analyzing the results of our operating segments, we measure the performance of existing businesses, the impact of acquired businesses and foreign currency translation. In order to compare the performance of our ongoing businesses, the effects of businesses that could not be classified as discontinued operations and the impact of a pro forma purchase accounting adjustment have been removed.

Pro forma revenues. The following table provides information about revenues from ongoing businesses on a pro forma basis:

			Percentage change due to:
	Year ended December 31		Existing	Acquired	Foreign currency
(millions of U.S. dollars)	2008	2007	businesses	businesses	translation	Total
Revenues from ongoing businesses	13,399	12,442	6%	2%	0%	8%

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

For our existing businesses, revenue growth in 2008 was exhibited in all of our segments, reflecting continued customer demand for our integrated solutions. Contributions from acquired businesses also included results from our October 2007 acquisition of Property Tax Services and our January 2008 acquisition of TaxStream in the Tax & Accounting segment, as well as from our September 2007 acquisition of Prous Science in the Scientific segment.

Pro forma operating profit. The following table provides our pro forma operating profit and a reconciliation to our pro forma underlying operating profit, which excludes amortization of intangibles, fair value adjustments, costs associated with integration and savings programs and other items affecting comparability. We use this measure to assist in comparisons from one period to another as it removes the impact of items which distort the performance of our operations.

	Year ended December 31
(millions of U.S. dollars)	2008	2007
Pro forma operating profit	1,936	1,571
Adjustments:
Amortization	511	524
Purchase accounting difference	–	86
Disposals	(5)	(11)
Impairment of assets held for sale	72	–
Fair value adjustments	(103)	48
Integration and synergy program costs	362	153
Pension settlement	–	(34)
Pro forma underlying operating profit	2,773	2,337
Pro forma underlying operating profit margin	20.7%	18.8%

In 2008, operating profit increased 23% on a pro forma basis. Pro forma underlying operating profit increased 19% in 2008 as a result of higher revenues in the Professional and Markets divisions, as well as savings from integration and synergy programs.

Pro forma adjusted earnings and earnings per share. We calculate our pro forma adjusted earnings by deducting from pro forma underlying operating profit certain normally recurring items appearing below operating profit on the statement of earnings. The table below presents a reconciliation of pro forma underlying operating profit to pro forma adjusted earnings from continuing operations for the year ended December 31, 2008.

(millions of U.S. dollars,	Year ended December 31
except per share amounts)	2008
Pro forma underlying operating profit	2,773
Adjustments:
Integration and synergy program costs	(362)
Net interest expense	(434)
Income taxes	(367)
Tradeweb ownership interests	(17)
Dividends declared on preference shares	(5)
Pro forma adjusted earnings from continuing operations	1,588
Pro forma adjusted earnings per share from continuing operations	$1.92
Pro forma adjusted diluted earnings per share from continuing operations	$1.91

Pro forma basic weighted average common and ordinary shares outstanding reflected the actual reported weighted average common and ordinary shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters Group PLC share options assumed as part of the acquisition.

Within our calculation of pro forma adjusted earnings, pro forma net interest expense was $434 million for 2008, which represented the sum of the actual third and fourth quarter 2008 interest expense plus the proportion of the pro forma full year run rate used for the six-month period ended June 30, 2008. Pro forma income taxes are based on an estimated 25% effective tax rate.

Consolidated Results – Canadian GAAP Basis

The following table summarizes selected financial results:

	Year ended December 31
(millions of U.S. dollars, except per share amounts)	2008	2007	2006
Revenues	11,707	7,296	6,591
Operating profit	1,693	1,297	1,248
Earnings from continuing operations	1,405	1,096	912
Net earnings	1,405	4,004	1,120
Diluted earnings per share from continuing operations	$1.81	$1.69	$1.41
Diluted earnings per share	$1.81	$6.20	$1.73

THOMSON REUTERS	ANNUAL REPORT 2008

Revenues. In 2008, revenues increased 60% over that of the prior year. This increase in revenues largely reflected the addition of Reuters.

Revenue growth in 2007 was exhibited in almost all of our existing business units and particularly in the Legal and Tax & Accounting segments. Contributions from acquired businesses in 2007 were primarily related to Solucient in our Healthcare segment, as well as CrossBorder Solutions and Property Tax Services business in our Tax & Accounting segment.

Operating profit. In 2008, operating profit increased 31% due to the increase in revenues. The effects of higher revenues on operating profit were partly offset by costs associated with the Reuters acquisition and our integration and synergy programs. Our results also reflected a $72 million impairment charge related to the sale of the Dialog business. Our operating profit margin decreased compared to the prior year due to the impact of the Reuters acquisition, including integration and synergy costs, and the Dialog impairment charge.

In 2007, operating profit increased 4% primarily due to the increase in revenues. Our results also reflected a non-recurring gain of $34 million associated with the settlement of a pension plan. Our operating profit margin decreased compared to the prior year as higher expenses resulting from costs associated with the Reuters acquisition and the timing of spending related to our legacy THOMSONplus program more than offset the effects of scale and efficiency initiatives.

Depreciation and amortization. Depreciation expense increased 78% in 2008 compared to 2007 primarily due to the acquisition of Reuters, but also from capital expenditures by our existing businesses. Amortization expense increased 61% in 2008 compared to the prior year due to the amortization of the acquired Reuters assets. Relative to our existing businesses, amortization decreased slightly in 2008 as increases from newly-acquired assets were offset by decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Depreciation expense increased 7% in 2007 compared to 2006. This increase reflected recent acquisitions and capital expenditures. Amortization expense increased 7% in 2007 compared to 2006. This increase reflected the amortization of newly acquired assets, which more than offset the impact from the completion of amortization for certain intangible assets acquired in previous years.

Impairment on assets held for sale. In conjunction with our decision to sell our Dialog business, we recognized a non-cash charge of $72 million for the impairment of its intangible assets in 2008. This business was not classified as a discontinued operation as we continue to receive royalty payments associated with its operations.

Net other income/expense. Net other income for 2008 was $304 million, which primarily reflected foreign currency gains associated with intercompany funding arrangements. Accounting rules require that foreign currency gains and losses on intercompany arrangements are recognized in the statement of earnings when such arrangements are settled, or when they are not considered permanent in nature. Net other income also included a gain from the sale of a copy of the Worldscope database, a gain on the sale of a building and losses from changes in foreign currency exchange rates associated with the cash consideration for the Reuters acquisition. Net other expense in 2007 of $34 million primarily reflected the change in fair value of sterling call options, which were acquired in the third quarter of 2007 as part of a hedging program to mitigate exposure to changes in the $/£ exchange rate resulting from the Reuters acquisition. See the section entitled “Hedging Program for Reuters Consideration” for further discussion. The change in fair value of these options was partially offset by earnings from, and gains on the sales of, equity investments. Net other income in 2006 of $1 million primarily consisted of gains on the sales of certain equity investments offset by a $36 million charge for a legal reserve representing our portion of a cash settlement related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case.

Net interest expense and other financing costs. In 2008, net interest expense and other financing costs was $224 million compared to $12 million in 2007. The increase in interest expense was primarily due to higher borrowings associated with financing the Reuters acquisition. In 2007 and the first four months of 2008, we received interest income from our investment of the Thomson Learning sale proceeds prior to using these funds towards the cash portion of the Reuters acquisition consideration. In 2007, net interest expense and other financing costs reflected $203 million of interest income from the investment of these sale proceeds. Excluding this interest income, net interest expense for 2007 approximated that of 2006.

Income taxes. Our income tax expense in 2008 represented 19.8% of our earnings from continuing operations before income taxes. This compares with effective rates of 12.4% in 2007 and 11.3% in 2006. Our effective income tax rate is lower than the Canadian corporate income tax rate of 32.8% in 2008 (35.4% in 2007 and 35.4% in 2006), principally due to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, our tax provision on earnings is computed after taking account of intercompany interest and other charges among our subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. Our income tax expense was further affected by certain non-recurring or special items and the accounting for discontinued operations in 2008, 2007 and 2006 as described below.

•
In 2008, income taxes included an $80 million benefit associated with currency and exchange gains taxable at rates lower than those in Canada. This item reduced our 2008 effective tax rate by approximately 5%.

•
In 2007, our provision included benefits of $60 million resulting primarily from the recognition of Canadian tax losses, but also reflecting a change in Australian tax law. These benefits reduced our 2007 effective tax rate by approximately 5%. The Canadian tax losses were recognized in anticipation of using them against taxable income from the sale of Thomson Learning’s Canadian education operations, which was completed in July 2007.

THOMSON REUTERS	ANNUAL REPORT 2008

•
In 2006, we increased valuation allowances against deferred tax assets which increased our tax rate by 4%. The net change in the valuation allowance included benefits associated with our Thomson Learning segment which, under the requirements of discontinued operations accounting, were not allowed to be reclassified to discontinued operations along with the other results for the business. The impact of including the benefits related to the Thomson Learning segment in our continuing operations tax charge reduced our effective tax rate by 3% in 2006.

The balance of our deferred tax assets at December 31, 2008 was $2.3 billion (2007 – $1.4 billion and 2006 – $1.3 billion). The increase primarily reflected deferred tax associated with the Reuters acquisition. Our deferred tax assets consist primarily of tax losses and other credits carried forwards, the majority of which can only be utilized against taxable income in Canada, the United Kingdom, or against profits arising in capital transactions. In assessing the likelihood of using our deferred tax assets, we first offset them against deferred tax liabilities which do not relate to intangible assets with indefinite lives. We establish valuation allowances for any remaining deferred tax assets that we do not expect to be able to use against such deferred tax liabilities or future taxable income. Our valuation allowance against our deferred tax assets at December 31, 2008 was $1.4 billion (2007 – $395 million and 2006 – $441 million). The net movement in the valuation allowance from 2007 to 2008 primarily related to capital and other tax losses and attributes acquired as part of the Reuters acquisition, the use of which against future taxable income is uncertain. The net movement in the valuation allowance from 2006 to 2007 primarily related to increases in deferred tax liabilities from the revaluation of debt and currency swaps, which would be offset by a corresponding decrease in the valuation allowance, and increases due to additional Canadian losses recorded that we do not anticipate using because we expect to continue to incur losses in Canada.

We expect our businesses to continue with initiatives to consolidate the ownership of their technology platforms and content, and we expect that a proportion of our profits will continue to be taxed at rates lower than the Canadian statutory tax rate. Additionally, our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain a low effective tax rate will be dependent upon such laws and conventions remaining unchanged or favorable, as well as the geographic mix of our profits. See the section entitled “Contingencies” for further discussion of income tax liabilities.

Earnings attributable to shares and earnings per share. Earnings attributable to common and ordinary shares were $1.4 billion compared to earnings of approximately $4.0 billion in 2007. Diluted earnings per share were $1.81 in 2008 compared $6.20 in 2007. Our earnings and earnings per share were significantly higher in 2007 due to a gain on our sale of Thomson Learning. Diluted earnings per share in 2008 also reflected an increase in our number of shares outstanding, as we issued approximately 194 million shares as part of the Reuters acquisition consideration. Earnings attributable to common shares were approximately $1.1 billion in 2006 and diluted earnings per common share were $1.73 in 2006. The significant increases in earnings and earnings per common share in 2007 compared to 2006 also related to the sale of Thomson Learning.

Segment Results

A discussion of the operating results of each segment follows. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before the amortization of identifiable intangible assets and asset impairments. We use this measure for our segments because we do not consider amortization and asset impairments to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

MARKETS

Pro Forma Results

The following table provides information about revenues and segment operating profit on a pro forma basis:

			Percentage change due to:
					Foreign
	Year ended December 31		Existing	Acquired	currency
(millions of U.S. dollars)	2008	2007	businesses	businesses	translation	Total
Pro forma revenues
Sales & Trading	3,828	3,640	4%	0%	1%	5%
Investment & Advisory	2,371	2,207	7%	1%	(1%)	7%
Enterprise	1,295	1,139	13%	0%	1%	14%
Media	450	432	0%	0%	4%	4%
Markets division total	7,944	7,418	6%	0%	1%	7%
Pro forma segment operating profit	1,406	1,117
Pro forma segment operating profit margin	17.7%	15.1%

In 2008, pro forma revenues increased 6% before the effects of foreign currency compared to 2007. This increase was primarily the result of higher revenues from existing businesses and was exhibited in each major geographic area, particularly Asia, and particularly in our three largest sub-segments. Transaction revenues increased due to higher volumes caused by market volatility and higher trading levels in certain asset classes. An analysis of performance by sub-segment follows:

THOMSON REUTERS	ANNUAL REPORT 2008

•
Sales & Trading pro forma revenues increased before the effects of foreign currency primarily due to contributions from our Treasury, Tradeweb and Commodities & Energy businesses. The increase in Treasury revenues were a result of foreign exchange volatility and higher transaction volumes, particularly in the first nine months of the year. Volatility in the mortgage backed securities market resulted in increased transaction revenue in our Tradeweb business. Commodities & Energy revenues increased due to higher demand for our information products resulting from sector activity.

•
Investment & Advisory pro forma revenues from existing businesses increased across multiple customer groups including Investment Management, Retail Wealth Management and Corporate. Higher revenues from Investment Management were due to demand for datafeeds and analytics products, such as QAI and Starmine. Retail Wealth Management benefited from Thomson ONE and higher revenues from our BETA software and services as a result of increased volumes. Higher Corporate revenues reflected greater international activity relative to web cast services. Revenues from our Investment Banking customers were comparable to the prior year as increases from the first nine months of the year were offset by a decrease in the fourth quarter of 2008.

•
Enterprise pro forma revenues increased before the effects of foreign currency reflecting higher data feed revenues and higher demand for information and risk management systems as customers continue to seek ways to reduce risk, drive efficiencies and increase returns.

•
Media pro forma revenues were comparable to the prior year before the effects of foreign currency. Revenues from agency services increased due to higher demand, particularly in the first nine months of the year. However, these increases were offset by decreases in our professional publishing and consumer businesses in the fourth quarter of 2008.

Pro forma segment operating profit and its related margin increased as a result of higher revenues, the effect of scale and savings from synergy programs.

Canadian GAAP Results

The following table provides information about revenues and segment operating profit on a Canadian GAAP basis:

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Revenues	6,210	2,186	2,025
Segment operating profit	1,104	454	380
Segment operating profit margin	17.8%	20.8%	18.8%

2008 Compared to 2007

Revenues increased in 2008 primarily due to the acquisition of Reuters. Revenues from existing businesses increased in 2008 as a result of higher transaction revenues and higher revenues from Thomson ONE products.

Segment operating profit increased in 2008 primarily due to higher revenues attributable to the Reuters acquisition and the realization of benefits from our synergy and integration program. The segment operating profit margin decreased due to a less profitable product mix.

2007 Compared to 2006

Results in 2007 reflected the continued success of Thomson ONE offerings. Revenues from existing businesses increased in 2007 as a result of new sales as well as higher transaction revenues. Revenues increased primarily in the Investment Management, Corporate Services and Investment Banking businesses due to new sales and migrations from legacy offerings, as well as higher revenues from Omgeo. Revenue growth from existing businesses was slightly tempered by lower pricing on our indications of interest offering and, in the Retail Wealth Management sector, the exiting of a low-margin contract and declines in low-margin legacy desktops. Increases in revenues from existing businesses were experienced in legacy Thomson Financial’s three primary geographic regions, the U.S., Europe and Asia.

Segment operating profit increased in 2007 primarily due to higher revenues, as well as the effect of efficiency initiatives and savings attributable to deferred spending due to the pending Reuters acquisition. The segment operating profit margin increased due to the effects of higher revenues, the impact of completed and ongoing efficiency efforts to relocate certain activities to lower cost locations, certain deferred spending as discussed above and a decline in depreciation expense as a result of more efficient capital spending.

Outlook

The credit crisis of 2008 has transitioned to a global economic downturn in 2009. A significant level of job losses has occurred across the financial services industry, with some areas (fixed income, credit derivatives and mortgage-related businesses) impacted more severely than others. Additionally, the value of assets under management has declined. Financial conditions are challenging, but we are well positioned geographically, as well as by product and business segment. We do not believe that our information is a discretionary purchase for our Markets division customers, but rather a necessity for them to run their businesses on a daily basis.

We expect large global banks and institutions in the United States, United Kingdom and Western Europe to be most affected. However, we anticipate that emerging markets will continue to grow, albeit at a slower pace. We also anticipate that financial institutions and corporations will continue to focus on controlling costs, and that by helping our customers reach their objectives, we will have an opportunity to gain share. Revenues from desktops, which represent less than 50% of the Markets division revenues, may decline in 2009. However, despite a decline in desktops in 2008, the Markets division revenue continued to grow from the sale of advanced analytics services, enterprise solutions, risk management products and transaction-related products.

We have the financial ability to further leverage our scale and realize efficiencies from the integration of legacy businesses, and will therefore continue to invest for growth in strategic products and platforms.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

PROFESSIONAL DIVISION

In 2008, the Professional division consisted of our Legal, Tax & Accounting, Scientific and Healthcare segments.

The following table summarizes revenues for the periods indicated.

(millions of U.S. dollars)				2008 percentage change				2007 percentage change
	Year ended December 31					Foreign				Foreign
				Existing	Acquired	currency		Existing	Acquired	currency
Revenues	2008	2007	2006	businesses	businesses	translation	Total	businesses	businesses	translation	Total
Ongoing	5,464	5,040	4,489	6%	2%	–	8%	7%	4%	1%	12%
Disposals	42	86	93	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Total	5,506	5,126	4,582	n/m	n/m	n/m	7%	n/m	n/m	n/m	12%

n/m = not meaningful.

The following table summarizes operating profit and the related margin for the periods indicated.

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Operating profit from
ongoing businesses	1,610	1,477	1,340
Operating profit from disposals	5	11	3
Operating profit	1,615	1,488	1,343
Operating profit margin for ongoing businesses	29.5%	29.3%	29.9%
Operating profit margin	29.3%	29.0%	29.3%

2008 Compared to 2007

Revenues from existing businesses increased in 2008 primarily due to increased revenues from our online solutions, software and services, which were 8% higher compared to 2007. Results from acquired businesses primarily reflected contributions from our Property Tax Services business, acquired in October 2007, and TaxStream, acquired in January 2008. On December 31, 2008, we completed the acquisition of Paisley, a provider of governance, risk and compliance software and services for corporations and global accounting firms, which will contribute to our revenues in 2009.

The increase in segment operating profit was primarily the result of higher revenues described above. These results also reflected continued investments in localizing content and technology for Asian markets, as well as the impact of lower initial margins for certain acquired businesses due to acquisition accounting adjustments. The segment operating profit margin increased slightly as the effects of scale in our existing businesses were largely offset by the impacts of our Asian investments and acquisition accounting adjustments.

2007 Compared to 2006

Revenues from existing businesses increased in 2007 primarily due to increased revenues from our online solutions, as well as from software and services. Results from acquired businesses primarily reflected contributions from Solucient in our Healthcare segment, as well as CrossBorder Solutions and Property Tax Services business in our Tax & Accounting segment.

The increase in segment operating profit was primarily the result of higher revenues described above. These results also reflected continued investments in localizing content and technology for Asian markets, the impact of lower initial margins for certain acquired businesses due to acquisition accounting adjustments and a $13 million lawsuit settlement charge related to our Legal segment. The segment operating profit margin decreased as the effects of scale and efficiency initiatives in our existing businesses were largely offset by the impacts of our Asian investments, acquisition accounting adjustments and the legal settlement charge.

Outlook

We expect the economic environment for our Professional division customers to soften in 2009. However, the professional markets that we serve have historically been resilient. As with our Markets division, we do not believe that our information is a discretionary purchase for our customers, but rather a necessity for them to run their businesses on a daily basis.

We believe the professional markets we serve continue to offer opportunities for growth, albeit at lower rates than in 2008. We anticipate a continued evolution of our Professional division’s business mix towards workflow solutions and an increased focus on global growth, which we believe can help offset risks in certain businesses that are more sensitive to the economic environment. Overall, we expect the margins for Professional to be impacted in 2009 by investments in global expansion initiatives as well as a shift to higher growth software and services products, which have lower margins but strong returns on invested capital. An outlook for each segment of the Professional division is provided below.

THOMSON REUTERS	ANNUAL REPORT 2008

LEGAL

The following table summarizes revenues for the periods indicated.

(millions of U.S. dollars)				2008 percentage change				2007 percentage change
	Year ended December 31			Existing	Acquired	Foreign currency		Existing	Acquired	Foreign currency
	2008	2007	2006	businesses	businesses	translation	Total	businesses	businesses	translation	Total
Revenues	3,531	3,318	3,008	6%	–	–	6%	7%	1%	2%	10%

The following table summarizes segment operating profit and the related margin for the periods indicated.

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Segment operating profit	1,135	1,044	943
Segment operating profit margin	32.1%	31.5%	31.3%

2008 Compared to 2007

Results for Legal reflected continued demand for Westlaw and other online services in the United States, United Kingdom and other global markets, which increased 7%. Revenue from sales of software and services increased 11% as a result of higher sales of website development, design and hosting services and practice management software solutions. Print and CD revenues increased 1% compared to 2007.

Within the North American legal businesses, revenues increased in 2008 primarily due to higher online, software and services. However, growth rates slowed in the second half of the year due to lower new sales and a decrease in ancillary database usage. New sales at small law firm, government, and corporate segments decreased as a result of budgetary constraints. Revenues from the Westlaw Litigator suite of online products continued to increase due to expansion of content and functionality of the offerings. Revenues from services increased primarily as a result of higher sales at FindLaw, reflecting growth in custom websites for law firms and new product introductions, and of consulting services. Outside North America, online revenues increased due to higher customer demand for our products, particularly in the United Kingdom and other markets and, to a lesser extent, the continued migration of our international customers from CD and print formats to online products.

The increases in segment operating profit and the segment operating profit margin were primarily the result of higher revenues described above and the favorable effects of efficiency initiatives. These results also reflected continued investments in localizing content and technology for Asian markets, particularly Japan and China.

2007 Compared to 2006

Results for Legal reflected continued demand for Westlaw and other online services in the United States, United Kingdom and other global markets, which increased 10%. Revenue from sales of software and services increased 12% as a result of higher new sales of website design and hosting services. Customers continued to migrate to online offerings from legacy CD formats. Contributions from acquired businesses reflected the results from Baker Robbins, a provider of technology and information management consulting to law firms and law departments, acquired in January 2007, and LiveNote Technologies, a provider of transcript and evidence management software that brings new functionality to Westlaw Litigator, which is our integrated litigation platform, acquired in September 2006.

Within our North American legal businesses, revenues increased primarily due to higher online and services revenues. Westlaw revenue experienced growth in all of its major market segments. Revenues from the Westlaw Litigator suite of online products increased in part due to the expansion of content and functionality of the offerings, such as the integration of legal briefs, trial documents and dockets and the introduction of Medical Litigator. Revenues from services increased primarily due to higher sales at FindLaw, new sales, new product introduction and improved retention rates. Outside of North America, online revenues increased due to higher customer demand for our products and, to a lesser extent, the continued migration of international customers from CD to online products. Revenues from trademark services increased due to higher volume. International print revenues increased slightly compared to 2006.

The growth in segment operating profit was primarily a result of the revenue growth described above. Results reflected continued investments in localized content and technology for Asian markets, particularly in Japan related to a joint venture with Shin Nippon Hoki, as well as in China. Segment operating profit also reflected a $13 million charge for an anticipated legal settlement. The segment operating profit margin for 2007 approximated that of the prior year as the effects of scale in the existing businesses and the continued impact of efficiency initiatives were offset by the impact of our Asian investments and the legal settlement charge.

Outlook

We expect slower growth in the legal information market in 2009 as law firms in the United States and United Kingdom have generally experienced slowdowns as a result of a weaker economic environment. Emerging markets such as Asia, Eastern Europe and the Middle East are expected to provide growth opportunities for global law firms. While certain practice areas have contracted, law firms may experience increased work in countercyclical areas such as restructuring, regulatory and litigation. Law firms have also been lowering their costs by reducing headcount. However, we do not sell our legal services products on a headcount basis, but rather on an enterprise-wide basis.

With law firms lowering staffing levels and the prospect of increased scrutiny of legal fees by their clients, we believe that workflow solutions that increase productivity will have continued demand. We anticipate the most significant elements of our growth will be in spending for online products and integrated information offerings, such as the Westlaw product suite, in the expansion of existing platforms and in the entry of new markets. We anticipate law firms to closely monitor their usage of ancillary data and we expect continued pressure on our print and CD offerings. We expect our investments will focus on development of the Westlaw product suite which are targeted to specific disciplines within the law firms that we serve.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

TAX & ACCOUNTING

The following table summarizes revenues for the periods indicated.

(millions of U.S. dollars)				2008 percentage change				2007 percentage change
	Year ended December 31			Existing	Acquired	Foreign currency		Existing	Acquired	Foreign currency
	2008	2007	2006	businesses	businesses	translation	Total	businesses	businesses	translation	Total
Revenues	861	705	598	10%	12%	–	22%	10%	8%	–	18%

The following table summarizes segment operating profit and the related margin for the periods indicated.

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Segment operating profit	219	184	168
Segment operating profit margin	25.4%	26.1%	28.1%

2008 Compared to 2007

Revenues from existing businesses increased as a result of higher online, software and services sales, as well as improved customer retention. In the research and guidance sector, Checkpoint online revenue increased 18% as a result of new sales and product line extensions. Revenues in the professional software and services sector increased due to higher tax software sales and sales of related software suites. Within the corporate software and services sector, revenues increased as a result of higher software sales of corporate tax solutions as well as increased services revenue. Results from newly-acquired businesses primarily reflected contributions from our Property Tax Services business, a provider of property tax compliance outsourcing and consulting services, acquired in October 2007 and TaxStream, a provider of income tax provision software, acquired in January 2008.

Segment operating profit increased 19% as a result of higher revenues. The segment operating profit margin decreased as the impact of lower initial margins for certain acquired businesses due to acquisition accounting adjustments, as well as an adverse impact from increases in revenues from lower margin businesses more than offset the benefits from the effects of scale.

2007 Compared to 2006

Revenues from Tax & Accounting’s existing businesses increased as a result of higher online, software and services sales as well as improved retention. Revenues from our core products Checkpoint, UltraTax and InSource all increased. Our product mix continued to shift as customers migrated from print to online products in the research and guidance sector, and tax transaction products and services also increased in the professional and corporate software and services sectors.

Results also reflected contributions from the Sales & Use Tax outsourcing business, a provider of sales and use tax compliance services that was acquired in January 2007 from Deloitte LLP; CrossBorder Solutions, a tax software provider specializing in international tax compliance areas such as transfer pricing that was purchased in March 2007; the Employee Benefits Institute of America, a provider of employee benefits research and guidance purchased in June 2007; and the Property Tax Services business, a provider of property tax compliance outsourcing and consulting services, acquired from Deloitte LLP in October 2007. Growth in segment operating profit compared to the prior year reflected the increase in revenues. The segment operating profit margin decreased as the impact of lower initial margins for certain acquired businesses as a result of acquisition accounting adjustments which more than offset the effects of scale and the impact of integration and efficiency initiatives.

Outlook

The trend toward increased regulatory complexity and stringency is expected to continue in 2009 as new laws and regulations are anticipated from the new administration in the United States. We also expect continued demand from corporations for lower cost outsourced solutions and solutions that produce tax savings as corporations strive for profitability. These trends will continue to create demand for compliance information and software and or workflow efficiency tools and integrated solutions. In this environment, we anticipate continued demand for our tax and accounting compliance products and our outsourcing solutions.

In 2009, we expect to implement a globalization strategy by investing in core assets, such as our ONESOURCE platform, to enable us to serve global markets as well as expand our offerings to capitalize on global trends, such as the migration towards IFRS. We believe this will help us better serve multinational corporations and global accounting firms.

THOMSON REUTERS	ANNUAL REPORT 2008

SCIENTIFIC

The following table summarizes revenues for the periods indicated.

(millions of U.S. dollars)				2008 percentage change				2007 percentage change
	Year ended December 31			Existing	Acquired	Foreign currency		Existing	Acquired	Foreign currency
Revenues	2008	2007	2006	businesses	businesses	translation	Total	businesses	businesses	translation	Total
Ongoing	604	565	509	4%	4%	(1%)	7%	5%	3%	3%	11%
Disposals	42	86	93	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Total	646	651	602	n/m	n/m	n/m	(1%)	n/m	n/m	n/m	8%
n/m = not meaningful.

The following table summarizes operating profit and the related margin for the periods indicated.

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Operating profit from ongoing businesses	171	164	148
Operating profit from disposals	5	11	3
Operating profit	176	175	151

Operating profit margin for ongoing businesses	28.3%	29.0%	29.1%
Operating profit margin	27.2%	26.9%	25.1%

2008 Compared to 2007

Results in 2008 for Scientific are not comparable with that of the prior year as a result of the sale of our Dialog business in July 2008. Because we will continue to receive royalties from Dialog, the business could not be classified as a discontinued operation. In order to provide a more meaningful basis of comparison, the revenues from Dialog, net of the royalties we will continue to receive, are presented in revenues from disposals. Including Dialog, revenues for the Scientific segment decreased 1% in 2008. Revenues from ongoing businesses, which exclude revenues from disposals, increased 7%, reflecting continuing customer demand for our subscription-based solutions.

The increase in revenues from existing businesses was due to higher subscription revenues for Web of Science and ISI Web of Knowledge as well as for our Thomson Pharma solution. Thomson Pharma revenues increased primarily due to new sales and migrations from legacy products. Revenues from corporate information solutions benefited from continued demand for engineering standards information and intellectual property management services. Revenues for legacy products declined from migrations and cancellations. Discrete content sales decreased due to lower customer demand reflecting the economic environment. Revenues from newly-acquired businesses included contributions from Prous Science, a provider of life sciences solutions and services that was acquired in September 2007.

Segment operating profit in 2008 approximated that of the prior year due to the sale of Dialog. Segment operating profit from ongoing businesses increased due to the effects of scale on higher revenues. However, the segment operating profit margin from ongoing businesses decreased due to the impact of lower initial margins for certain acquired businesses as a result of acquisition accounting adjustments and as a result of investments to expand operations and content in Asia.

2007 Compared to 2006

Growth in revenues from existing businesses was primarily a result of higher revenues for the Web of Science and ISI Web of Knowledge, as well as increased revenues from corporate information solutions. These increases were partially offset by lower revenues from legacy products. Results also reflected contributions from ScholarOne, a provider of subscription-based software for authoring, evaluating and publishing research that was acquired in August 2006, and Prous Science.

Growth in segment operating profit compared to 2006 reflected higher revenues and the impact of efficiency initiatives. These initiatives, which include the relocation of certain activities to lower cost locations, enabled Scientific to control costs and improve its segment operating profit margin.

Outlook

We expect that our Scientific customers will be affected by the economic downturn and our business may be affected accordingly. We intend to mitigate these effects by continuing to invest in our software and solutions offerings and by focusing on higher growth markets such as Asia.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

HEALTHCARE

The following table summarizes revenues for the periods indicated.

(millions of U.S. dollars)				2008 percentage change				2007 percentage change
	Year ended December 31			Existing	Acquired	Foreign currency		Existing	Acquired	Foreign currency
Revenues	2008	2007	2006	businesses	businesses	translation	Total	businesses	businesses	translation	Total
Revenues	468	452	374	4%	–	–	4%	–	21%	–	21%

The following table summarizes operating profit and the related margin for the periods indicated.

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Segment operating profit	85	85	81
Segment operating profit margin	18.2%	18.8%	21.7%

2008 Compared to 2007

Results for Healthcare in 2008 reflected continued strong customer demand for decision support offerings. Revenues increased 4% as a result of contributions from existing businesses, primarily due to strong customer demand in the payer market. Revenues also increased for our clinical and management decision support offerings in the provider market. These increases in revenue were partly offset by lower revenues from PDR (Physicians’ Desk Reference) drug information products due to lower demand for discrete project sales.

Segment operating profit and its related margin decreased as the impact of higher revenues and the effects of scale in the payer and provider businesses were more than offset by the impact of lower PDR revenues and higher product development costs.

2007 Compared to 2006

Results for Healthcare in 2007 reflected a recent investment in our management decision support offerings and continued customer demand in that sector. Revenues increased 21% as a result of contributions from newly acquired businesses.

Revenues from existing business were consistent with those in 2006 as continuing demand for management decision support offerings offset a decline in PDR monograph and project sales. While revenues increased compared to 2006, the impact of new sales for point-of-care (clinical) decision support and payer decision support offerings were tempered by the losses of certain customer contracts. Results from newly acquired businesses primarily reflected the addition of Solucient, a provider of data and advanced analytics to hospitals and health systems acquired in October 2006.

Segment operating profit increased as the effect of the increase in revenues more than offset an increase in expenses due to product development and integration expenses associated with acquired offerings. The segment operating profit margin decreased as the effects of a less profitable revenue mix, higher product development expenses and integration costs more than offset the savings from integration initiatives.

Outlook

The aging U.S. population, growth in chronic conditions and the increasing complexity of healthcare therapeutic options continue to drive higher healthcare costs, as well as highlight the need for improved quality and patient safety. These long-term trends create demand by corporations, federal, state and local governments and hospitals for decision support solutions to manage costs more effectively while achieving quality and efficiency. The current challenging economic environment only heightens the need to contain the financial costs of healthcare delivery. Despite uncertainty concerning the changes that the new U.S. administration will bring to healthcare policy, we believe that demand for solutions that assist delivering quality care in a cost effective way will continue to increase, particularly for our decision support solutions serving the payer segment.

CORPORATE AND OTHER

Pro Forma Results

The following table details our Corporate and Other expenses on a pro forma basis:

	Year ended December 31
(millions of U.S. dollars)	2008	2007
Corporate expenses	243	257
Integration and synergy costs	362	153
Fair value adjustments	(103)	48
Pension settlement	–	(34)
Total	502	424

In 2008, pro forma Corporate and Other expenses increased $78 million compared to 2007. The increase was primarily due to higher integration and synergy-related costs. This was partially offset by non-cash, favorable fair value currency related adjustments and lower Corporate expenses due to synergy savings.

THOMSON REUTERS	ANNUAL REPORT 2008

Canadian GAAP Results

The following table details our Corporate and Other expenses on a Canadian GAAP basis:

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Corporate expenses	218	194	175
Integration and synergy costs	362	153	60
Reuters transaction costs	68	76	–
Fair value adjustments	(105)	–	–
Pension settlement	–	(34)	–
Total	543	389	235

2008 Compared to 2007

In 2008, Corporate and Other expenses increased $154 million compared to 2007 primarily due to higher costs associated with our integration and synergy program and the addition of legacy Reuters corporate overhead costs. In 2007, corporate expenses included a $34 million gain associated with the settlement of a pension plan. These increases in expenses were partially offset by the benefit of non-cash fair value adjustments associated with foreign currency embedded derivatives of customer contracts. We include these items within Corporate and Other as they are not controllable by our business segments.

We report the costs of our integration and synergy program separately from the costs of legacy efficiency programs. In 2008, costs associated with our integration and synergy programs largely reflected severance and consulting services related to the integration of Reuters. Severance primarily related to implementing Markets division and corporate organizational structures. Consulting costs were associated with technology initiatives. See the section entitled “Integration and Synergy Programs” for further discussion.

The Reuters transaction costs were incurred prior to the acquisition closing date of April 17, 2008 and primarily consisted of consulting costs for integration planning and expenses associated with retention programs, as well as communications related to the launch of Thomson Reuters.

2007 Compared to 2006

In 2007, Corporate and Other expenses increased $154 million compared to 2006. The increase was primarily due to expenses associated with the legacy THOMSONplus program and with the Reuters transaction, as well as higher healthcare costs. Results also reflected a $34 million gain associated with the settlement of a pension plan.

In 2007, we incurred $153 million of expenses associated with our legacy efficiency program. These expenses primarily related to consulting services, severance costs and charges associated with the restructuring of Legal’s North American sales force. The consulting costs primarily related to our efforts to deploy a company-wide ERP system as well as efforts to improve the customer service infrastructure. The severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers, efforts to streamline the operations of our financial business and the restructuring of Legal’s North American sales force.

Outlook

We anticipate Corporate and Other expenses in 2009 will reflect a significant level of expenses associated with the continuation of our integration and synergy programs.

Review of Fourth Quarter Results

CONSOLIDATED RESULTS – PRO FORMA BASIS

The following table summarizes selected financial information on a pro forma basis:

	Three months ended December 31
(millions of U.S. dollars, except per share amounts)	2008	2007
Pro forma results (unaudited):
Pro forma revenues	3,412	3,422
Pro forma operating profit	610	574
Pro forma revenues from ongoing businesses	3,412	3,401
Pro forma underlying operating profit	833	736
Pro forma underlying operating profit margin	24.4%	21.6%
Pro forma adjusted diluted earnings per share from continuing operations	$0.57

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pro forma revenues. The following table provides information about consolidated pro forma revenues from ongoing businesses:

			2008 percentage change
	Three months ended				Foreign
	December 31		Existing	Acquired	currency
(millions of U.S. dollars)	2008	2007	businesses	businesses	translation	Total
Sales & Trading	888	927	2%	0%	(6%)	(4%)
Investment & Advisory	582	585	4%	1%	(6%)	(1%)
Enterprise	350	333	13%	0%	(8%)	5%
Media	106	119	(5%)	0%	(6%)	(11%)
Markets division	1,926	1,964	4%	0%	(6%)	(2%)
Legal	887	875	5%	1%	(5%)	1%
Tax & Accounting	281	248	11%	2%	0%	13%
Scientific	159	159	6%	0%	(6%)	0%
Healthcare	160	158	1%	0%	0%	1%
Professional division	1,487	1,440	6%	0%	(3%)	3%
Eliminations	(1)	(3)	n/m	n/m	n/m	n/m
Total pro forma revenues from ongoing businesses	3,412	3,401	5%	0%	(5%)	0%

n/m = not meaningful.

In the fourth quarter of 2008, we experienced revenue increases across most of our existing businesses. These increases were offset by unfavorable effects of foreign currency.

Markets division revenues from existing businesses increased despite continued volatility in the financial sector due to competitive wins and breadth of customers and offerings. Revenue increases from Enterprise, Investment & Advisory, and Sales & Trading businesses reflected continued demand for information management systems, datafeeds, advanced analytics and our transaction related businesses. The increases from these businesses more than offset decreases in revenues from investment banking and desktop related products for bank trading desks, due to headcount reductions in those sectors resulting from the recent global financial crisis. Revenues from advertising driven products and services also declined due to the global economic slowdown.

Professional division revenues from existing businesses increased 6% reflecting continued customer demand for our online products and services across all of its segments, as well as continued migration away from print products. In the Healthcare segment, increased revenues from management decision support solutions in the payer market were largely offset by a decrease in PDR revenues.

Pro forma operating profit. The following table provides our pro forma operating profit and a reconciliation to our pro forma underlying operating profit, which excludes amortization of intangibles, fair value adjustments, costs associated with integration and savings programs and other items affecting comparability.

	Three months
	ended December 31
(millions of U.S. dollars)	2008	2007
Pro forma operating profit	610	574
Adjustments:
Amortization	126	134
Disposals	–	(2)
Fair value adjustments	(26)	(4)
Integration and synergy program costs	123	68
Pension settlement	–	(34)
Pro forma underlying operating profit	833	736
Pro forma underlying operating profit margin	24.4%	21.6%

In the fourth quarter of 2008, operating profit increased 6% on a pro forma basis. Pro forma underlying operating profit increased 13% as a result of higher revenues and savings realized from our efficiency initiatives.

THOMSON REUTERS	ANNUAL REPORT 2008

Pro forma adjusted earnings and earnings per share. We calculate our pro forma adjusted earnings by deducting from pro forma underlying operating profit certain normally recurring items appearing below operating profit on the statement of earnings. The table below presents a reconciliation of pro forma underlying operating profit to pro forma adjusted earnings from continuing operations for the three months ended December 31, 2008.

Three months
(millions on U.S. dollars,	ended December 31
except per share amounts)	2008
Pro forma underlying operating profit	833
Adjustments:
Integration and synergy program costs	(123)
Net interest expense	(102)
Income taxes	(121)
Tradeweb ownership interests	(8)
Dividends declared on preference shares	(1)
Pro forma adjusted earnings from continuing operations	478
Pro forma adjusted earnings per share from continuing operations	$0.58
Pro forma adjusted diluted earnings per share from continuing operations	$0.57

Pro forma net interest expense for 2008 is equal to Canadian GAAP as such amount reflects the full debt service costs associated with the Reuters acquisition.

Pro forma income taxes are based on an estimated 25% effective tax rate.

Pro forma basic weighted average common and ordinary shares outstanding reflected the actual reported weighted average common and ordinary shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters Group PLC share options assumed.

CONSOLIDATED RESULTS – CANADIAN GAAP BASIS

The following table summarizes selected financial information:

	Three months
(millions on U.S. dollars,	ended December 31
except per share amounts)	2008	2007
Revenues	3,412	2,033
Operating profit	689	410
Operating profit margin	20.2%	20.2%
Net earnings	657	434
Diluted earnings per common and ordinary share	$0.79	$0.67

Revenues. The increase in revenues in the fourth quarter of 2008 largely reflected the addition of Reuters.

Operating profit. The 68% increase in operating profit in the fourth quarter of 2008 largely reflected the addition of Reuters. The operating profit margin was comparable to 2007 as the benefits of increased revenue and scale and efficiency initiatives were offset by change in revenue mix resulting from the Reuters acquisition.

Depreciation and amortization. Depreciation expense increased $186 million in the fourth quarter of 2008 compared to 2007 primarily due to the Reuters acquisition, but also from capital expenditures by our existing businesses. Amortization expense decreased $17 million in fourth quarter of 2008 compared to 2007. The decrease reflected a change in estimate associated with the final valuation of Reuters identifiable intangible assets. Relative to our existing businesses, amortization decreased as increases from newly-acquired assets were offset by decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years.

Net other income/expense. In the fourth quarter of 2008, net other income of $249 million primarily reflected foreign currency gains associated with intercompany funding arrangements and a gain on the sale of a building. In the fourth quarter of 2007, net other expense of $40 million primarily reflected the change in the fair value of our sterling call options. See the section entitled “Hedging Program for Reuters Consideration” for further discussion.

Net interest expense/income and other financing costs. Net interest expense and other financing costs was $102 million compared to income of $52 million in 2007. The increase in interest expense was primarily due to higher borrowings associated with financing the Reuters acquisition. See the section entitled “Financial Position” for further information on borrowing activity. In the fourth quarter of 2007, net interest income and other financing costs of $52 million reflected $111 million of interest income from the investment of the proceeds from the sale of Thomson Learning’s higher education, careers and library reference businesses in money market funds.

Income taxes. Income tax expense for the fourth quarter of 2008 increased compared to 2007 due to higher taxable income.

Income taxes for the periods presented reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our effective tax rate for interim periods is not indicative of our effective tax rate for the full year.

Earnings attributable to shares and earnings per share. Earnings attributable to common and ordinary shares were $656 million for the three months ended December 31, 2008 compared to earnings of $432 million in 2007. Diluted earnings per share were $0.79 in the three months ended December 31, 2008 compared $0.67 in 2007. Our earnings and earnings per share increased due to an increase in operating profit and net other income, partly offset by higher interest expense. Diluted earnings per share in 2008 also reflected an increase in our number of shares outstanding, as we issued approximately 194 million shares as part of the Reuters acquisition consideration in the second quarter of 2008.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Return on Invested Capital

We measure our return on invested capital (ROIC) to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by efficiently and effectively utilizing our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. In 2008, our invested capital increased significantly due to the Reuters acquisition. Because of the impact from this transaction, we have calculated 2008 ROIC as though we had acquired Reuters on January 1, 2008. On this basis, our ROIC was 6.4% for 2008, a decrease from 8.7% in 2007. We have historically calculated our ROIC as the ratio of our operating profit (including businesses classified within discontinued operations) before amortization, less taxes paid, to our average invested capital (see Appendix B for the calculation of this measure). However, as the 2007 sale of Thomson Learning, a highly seasonal business, as well as other businesses sold during 2007 distorted the calculation, we computed 2007 ROIC by excluding the impacts of businesses classified as discontinued operations. ROIC calculated in this manner for 2007 was 8.7%, an increase from 8.2% for 2006.

LIQUIDITY AND CAPITAL RESOURCES

Despite current economic conditions, we anticipate that we will continue to generate significant free cash flow in 2009 because of our strong business model and diversified customer base. We also have access to a committed $2.5 billion syndicated credit facility until August 2012. In 2008, we issued approximately $3 billion of long term debt securities in the midst of difficult credit markets. We believe that cash from our operations and available credit facilities will be sufficient to fund our cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and share repurchases. We include more detail about our liquidity and capital resources below.

Financial Position

At December 31, 2008, our total assets were $36.0 billion, an increase of $13 billion, or 58%, compared to $22.8 billion at December 31, 2007. This increase primarily reflected the acquired Reuters assets, partly offset by a decline in cash and cash equivalents resulting from the cash consideration paid for the acquisition.

Our total assets by segment as of December 31, 2008 and 2007 were as follows:

	As of December 31
(millions of U.S. dollars)	2008	2007
Markets division	23,844	3,618

Legal	6,481	6,562
Tax & Accounting	1,684	1,440
Scientific	1,258	1,419
Healthcare	755	772
Professional division	10,178	10,193
Segment totals	34,022	13,811
Corporate and Other	1,992	9,010
Discontinued operations	6	10
Total assets	36,020	22,831

The increase in Markets division assets as of December 31, 2008 compared to 2007 was due to the acquisition of Reuters for $17 billion. In 2007, Corporate and Other assets reflected $6.9 billion in proceeds, net of taxes paid, from the sale of Thomson Learning. In 2008, Corporate and Other assets decreased as these proceeds were used for the Reuters acquisition.

The following table presents information related to net debt, shareholders’ equity and the ratio of net debt to shareholders’ equity as of the dates indicated.

	As of December 31
(millions of U.S. dollars)	2008	2007
Short-term indebtedness	13	183
Current portion of long-term debt	672	412
Long-term debt	6,834	4,264
Total debt	7,519	4,859
Swaps	68	(424)
Total debt after swaps	7,587	4,435
Remove fair value adjustment of cash flow hedges	14	14
Less: Cash and cash equivalents	(841)	(7,497)
Net debt	6,760	(3,048)
Total shareholders’ equity	20,126	13,571
Net debt/equity ratio	0.34:1	(0.22:1)

The increase in net debt in 2008 reflected additional borrowings and the use of cash and cash equivalents, from the proceeds of the sale of Thomson Learning in 2007, to fund the Reuters acquisition.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facility. Under our syndicated credit facility discussed below, we must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant in all periods.

THOMSON REUTERS	ANNUAL REPORT 2008

Effective April 17, 2008, Thomson Reuters Corporation and Thomson Reuters PLC each guarantee all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and other obligations as agreed. Thomson Reuters PLC also guarantees all contractual obligations of Reuters existing as of April 17, 2008 and, as a result, those obligations are covered by Thomson Reuters Corporation’s guarantee of Thomson Reuters PLC’s obligations.

In June 2008, we issued approximately $3 billion of debt securities through separate U.S. and Canadian public offerings, as summarized in the following table:

Notes offered	Principal amount
U.S. offering
5.95% notes due 2013	US$750,000,000
6.50% notes due 2018	US$1,000,000,000
Total U.S. dollar-denominated notes issued	US$1,750,000,000
Canadian offering
5.25% notes due 2011	C$600,000,000
5.70% notes due 2015	C$600,000,000
Total Canadian dollar-denominated notes issued	C$1,200,000,000

Upon completion of our Canadian offering, we entered into two cross-currency interest rate swap agreements. Our notes due 2011 will pay a floating interest rate on US$593 million and our notes due 2015 will pay an interest rate of 6.25% on US$593 million.

We used the net proceeds from these offerings and other resources available to us to fully repay borrowings under an acquisition credit facility drawn to finance a portion of the cash consideration for the Reuters acquisition.

The Reuters assets that we acquired included $465 million of cash. Additionally, we assumed certain financial obligations of Reuters, which included the following:

–	A revolving credit facility with £312 million outstanding, which was repaid in April 2008;

–	£63 million of commercial paper outstanding, which was repaid in the second quarter of 2008;

–
500 million Euro principal amount of debentures due 2010, for which we subsequently entered into cross-currency interest rate swap agreements whereby these debentures will ultimately pay a floating rate based on LIBOR on US$762 million;

–
250 million Euro principal amount of floating rate notes which matured and were repaid in November 2008. We entered into a cross-currency interest rate swap agreement whereby these notes were redeemed for US$398 million on maturity;

–	1 billion Japanese yen principal amount of bonds, which were repaid in June 2008; and

–	Certain derivative instruments used by Reuters to hedge the above-mentioned debentures and notes, which were settled in April 2008.

In February 2008, we repaid $400 million principal amount of notes upon their maturity.

In October 2007, we completed an offering of $800 million of 5.70% notes due 2014. The net proceeds from this offering were $794 million. We used these proceeds to repay holders of our $400 million principal amount of 5.75% notes which matured in February 2008, to replace funds used to repay our C$250 million principal amount of 6.50% notes which matured in July 2007, and for general corporate purposes.

In July 2007, we repaid C$250 million of debentures upon their maturity.

The following table displays the changes in our shareholders’ equity for 2008 and 2007:

(millions of U.S. dollars)	2008	2007
Balance at end of prior year	13,571	10,481
Effect of accounting change for income taxes [1]	–	(33)
Restated opening balance	13,571	10,448
Earnings attributable to common shares and ordinary shares for the year ended December 31	1,400	3,998
Common and ordinary share issuances	236	102
Issuance of Thomson Reuters PLC ordinary shares to acquire Reuters	8,226
Additions to paid in capital related to stock compensation plans[2]	263	48
Repurchases of shares	(522)	(168)
Common and ordinary share dividends declared	(786)	(628)
Net unrealized gains/(losses) on derivatives that qualify as cash flow hedges[3]	4	(55)
Change in translation adjustment	(2,266)	(174)
Balance at December 31	20,126	13,571

[1]
Effective January 1, 2007, we voluntarily adopted a new accounting policy for uncertain tax positions and recorded a non-cash charge to opening retained earnings with an offsetting increase to non-current liabilities. See the section entitled “Accounting Changes” for further discussion.

[2]	Includes $173 million for the assumption on April 17, 2008 of certain equity-based compensation awards granted by Reuters prior to the closing of the acquisition.

[3]
Effective January 1, 2006, the unrealized gains and losses on certain derivatives that qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income within shareholders’ equity in our consolidated balance sheet. See the section entitled “Accounting Changes” for further discussion.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. The aggregate $3 billion of notes issued in June 2008 include maturities of three, five, seven and ten years. The long-term debt assumed as part of our acquisition of Reuters included $398 million of debt securities which we repaid in 2008 and $762 million of debt securities maturing in 2010. See the section below entitled “Off-Balance Sheet Arrangements, Commitments and Contractual Obligations” for a schedule of debt maturities by year from 2009 to 2013 and in the aggregate for periods thereafter.

At December 31, 2008, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements. See additional information in the section entitled “Credit facility.”

Ratings

Creditors of Thomson Reuters Corporation and Thomson Reuters PLC that are entitled to the benefit of cross guarantees between the two parent companies have been, to the extent possible, placed in the same position as if the obligation were owed by Thomson Reuters. In light of these guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC is exposed to the credit risk of the other. Accordingly, both companies share the same credit rating.

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of December 31, 2008.

		Standard &	DBRS
	Moody’s	Poor’s	Limited	Fitch
Long-term debt	Baa1	A–	A (low)	A–
Commercial paper	–	–	R-1 (low)	F2
Trend/outlook	Stable	Negative	Stable	Stable

There were no changes in our credit ratings from Moody’s, Standard & Poor’s and DBRS Limited during 2008. Fitch initiated its credit rating coverage of us in 2008. We are not aware of any changes being contemplated by the above rating agencies.

You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Hedging Program for Reuters Consideration

As the funding of the cash consideration paid to former Reuters shareholders fluctuated based on the $/£ exchange rate, we commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, we paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2.3 billion and various strike prices approximating $2.05/£1.00. These options had an aggregate fair value of $27 million as of December 31, 2007 and expired at various dates in 2008.

Throughout April 2008, we entered into multiple short-term forward foreign exchange contracts to mitigate exposures to changes in the $/£ exchange rate. We recognized a gain of $9 million in other (expense) income in our consolidated statement of earnings associated with these agreements.

Additionally, after we completed the sale of Thomson Learning in 2007, we invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. These funds were utilized to fund a portion of the cash consideration paid to former Reuters shareholders.

Share Repurchases

We have purchased shares from time to time during the last three years. In April 2008, we commenced a new $500 million share repurchase program, under which approximately 16.5 million Thomson Reuters PLC ordinary shares were ultimately repurchased through the program completion in July 2008. We subsequently repurchased an additional 0.9 million Thomson Reuters PLC ordinary shares at a cost of $21 million during the third quarter of 2008. We did not repurchase any Thomson Reuters Corporation shares in 2008.

The following table summarizes our repurchases during the last three years.

	Shares	Average price
Three-month period ended	repurchased	per share
Thomson Reuters Corporation
March 31, 2006	4,570,000	$36.83
June 30, 2006	3,110,000	$39.58
September 30, 2006	1,710,600	$39.27
December 31, 2006	1,289,400	$41.41
March 31, 2007	1,305,000	$41.74
June 30, 2007	495,000	$42.68
September 30, 2007	–	–
December 31, 2007	2,370,500	$38.76

	Shares	Average price
Month ended	repurchased	per share
Thomson Reuters PLC
April 30, 2008	3,297,827	$31.13
May 31, 2008	6,298,500	$31.59
June 30, 2008	6,049,208	$29.25
July 31, 2008	825,000	$25.93
August 31, 2008	–	–
September 30, 2008	912,350	$23.55
October 31, 2008	–	–
November 30, 2008	–	–
December 31, 2008	–	–

THOMSON REUTERS	ANNUAL REPORT 2008

Shares that are repurchased are cancelled. We may continue to repurchase shares from time to time as part of our capital management strategy. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. We may repurchase shares in open market transactions on the Toronto Stock Exchange, London Stock Exchange or the New York Stock Exchange. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with the applicable Canadian and English securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Dividend Reinvestment Plan (DRIP)

All eligible Thomson Reuters Corporation and Thomson Reuters PLC shareholders may elect to reinvest their dividends in additional common or ordinary shares, respectively, at the prevailing market price. During 2008, Woodbridge reinvested the equivalent of 50% of the dividends it received during the first three quarters of 2008. Woodbridge’s reinvestment in additional common and ordinary shares of our company was in accordance with the terms of our DRIP.

Tradeweb Partnership

In January 2008, we formed a partnership with a consortium of nine global securities dealers to seek to further expand Tradeweb, our electronic unit that is within the Markets division. The partnership utilizes Tradeweb’s established market position in creating a global multi-asset class execution venue for clients. Additional information about this partnership is provided in note 21 to our financial statements for the year ended December 31, 2008.

Upon entering into the agreement with the consortium, we deferred an initial pre-tax gain of $96 million associated with both the sale of our 15% interest and our commitment to deliver services as well as our contribution of assets to Tradeweb New Markets. The gain will be deferred until fair values of our deliverables under the agreement are fixed or determinable. Additionally, we recorded a minority interest of $64 million. As of December 31, 2008, we reflected in our consolidated balance sheet a minority interest balance of $72 million associated with the consortium’s ownership of Tradeweb Markets and an equity investments of $55 million associated with our ownership of Tradeweb New Markets.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facility and our commercial paper program, as well as the issuance of public debt. At December 31, 2008, there were no borrowings outstanding on our $2.5 billion revolving credit facility, which is available to provide adequate liquidity for us to repay our future debt maturity obligations over the next two years should we decide to repay these amounts through borrowings. We also had no commercial paper outstanding at December 31, 2008. In 2007, the proceeds from our divestitures, notably the sale of Thomson Learning, were a large source of liquidity. Our principal uses of cash have been the acquisition of Reuters in 2008, debt servicing costs, debt repayments, dividend payments, capital expenditures and other acquisitions. Additionally, as discussed in the section entitled “Share Repurchases,” we have also used some of our cash to repurchase outstanding shares in open market transactions.

Operating activities. Cash provided by operating activities in 2008 was approximately $2.8 billion compared to approximately $1.8 billion in 2007. The increase in cash provided primarily reflected a significant change in the composition of our businesses, as 2008 included Reuters, which provided net cash inflows from operations, whereas 2007 included Thomson Learning, which produced net cash outflows.

Cash provided by operating activities in 2007 was approximately $1.8 billion compared to approximately $2.1 billion in 2006. The change primarily reflected higher interest income from the investment of the proceeds from divestitures, which was more than offset by lower cash from discontinued operations and costs associated with, at that time, the proposed Reuters acquisition and our legacy efficiency program, as well as a payment of $36 million to settle the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit. Excluding discontinued operations, cash from operating activities increased compared to 2006 primarily due to higher interest income. Working capital levels increased in 2007 due to the impact of deferred acquisition costs associated with the Reuters transaction.

Investing activities. Cash used by investing activities was approximately $9.3 billion compared to cash provided of approximately $5.9 billion for 2007. In 2008, cash used in investing activities reflected the consideration for Reuters and increased capital expenditures, partly offset by proceeds from the sale of a minority interest in Tradeweb Markets. See the section entitled “Tradeweb Partnership” for further discussion. In 2007, cash provided by investing activities reflected the receipt of proceeds from the sale of Thomson Learning.

Capital expenditures in 2008 increased 49% to $906 million from $608 million in 2007. This represented 7.7% and 8.3% of revenues in 2008 and 2007, respectively. Higher capital expenditures in 2008 were incurred primarily at the Markets division for the development of common technology platforms for content and information delivery, as well as for customer service infrastructure.

The majority of our capital expenditures are technology-related investments. We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2008, approximately 86% (2007 – 80%) of our total capital expenditures were for technology-related investments.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash provided by investing activities in 2007 was approximately $5.9 billion compared to cash used of approximately $1.3 billion for 2006. The activity in 2007 reflected higher proceeds from the sales of discontinued operations and decreased acquisition spending compared to 2006. Acquisitions in 2007 included CrossBorder Solutions in the Tax & Accounting segment, Prous Science in the Scientific segment and Deloitte LLP Property Tax Services also in the Tax & Accounting segment. In 2007, capital expenditures increased compared to 2006 due to higher spending on, and the timing of, technology initiatives, as well as $48 million in expenditures resulting from a data center expansion in Eagan, Minnesota.

Capital expenditures in 2007 increased 35% to $608 million from $452 million in 2006. This represented 8.3% and 6.9% of revenues in 2007 and 2006, respectively. Higher capital expenditures in 2007 were incurred primarily in the Legal segment and within Corporate and Other, and primarily related to initiatives to standardize technology platforms across businesses and other efficiency initiatives.

Financing activities. Cash used by financing activities was $114 million in 2008 compared to $464 million in cash used in 2007. The decreased outflow reflected proceeds from issuances of long-term debt, which more than offset the effect of repayments of our credit facility, repayments of assumed Reuters obligations and higher dividend payments. The increase in dividend payments reflected higher outstanding shares as a result of the Reuters acquisition as well as an assumed dividend payment to former Reuters shareholders representing the accrued/pro-rated dividends from January 1, 2008 through April 16, 2008. We also realized proceeds from the settlement of acquired Reuters derivative instruments.

Cash used in financing activities was $464 million in 2007 compared to $912 million in 2006. The decreased outflow of cash reflected proceeds from a debt offering in 2007 and a reduction in our repurchases of common shares. These effects were partially offset by outflows associated with the purchase of sterling call options (see “Hedging Program for Reuters Consideration” above) and higher dividend payments.

The following table sets forth dividend activity related to our shares for the last three years.

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Dividends declared	786	628	567
Dividends reinvested	(190)	(16)	(14)
Dividends paid	596	612	553

Discussions of other significant financing activities from each year are noted under the section entitled “Financial Position.”

Free cash flow. The following table sets forth a calculation of our free cash flow for the last three years.

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Net cash provided by operating activities	2,761	1,816	2,125
Capital expenditures	(906)	(608)	(452)
Additions to property and equipment of discontinued operations	–	(97)	(185)
Other investing activities	(26)	(37)	(26)
Dividends paid on preference shares	(5)	(6)	(5)
Other investing activities of discontinued operations	(7)	(2)	(17)
Free cash flow	1,817	1,066	1,440

Our free cash flow for 2008 increased as compared to 2007 due to a significant change in the composition of our businesses, as described above. These effects were partially offset by one-time cash costs related to the Reuters acquisition and costs associated with integration and synergy programs.

In 2008, free cash flow was affected by certain unusual items. The following analysis removes these items to derive our underlying free cash flow:

Year ended
December 31
(millions of U.S. dollars)	2008
Free cash flow	1,817
One-time Reuters acquisition, integration and synergy costs	518
Underlying free cash flow	2,335
Adjustments for certain items [1]	(450)
1,885

[1]	To provide a more normalized 2008 underlying free cash flow number, we adjust for two timing related items:

•	Interest costs which were substantially lower in 2008 since we benefited from having interest income and only a partial year of interest expense related to the Reuters acquisition debt.

•	The 2008 amount does not include what is traditionally negative free cash flow from the Reuters business in the first quarter of the year, which will be reflected in 2009.

Our free cash flow for 2007 decreased as compared to 2006 due to the composition of businesses in discontinued operations and costs associated with their disposition, as well as costs associated with the legacy THOMSONplus program and the Reuters acquisition. The increases in such costs for 2007 were offset by higher interest income on cash balances that rose substantially as a result of the sale of Thomson Learning. Results for 2007 also reflected a $36 million payment to settle the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit.

THOMSON REUTERS	ANNUAL REPORT 2008

Credit facility. In August 2007, we entered into a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase (subject to approval by applicable lenders) in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion.

We can utilize the facility to provide liquidity in connection with our commercial paper program and for general corporate purposes. Based on our current credit rating, the cost of borrowing under the agreement is priced at LIBOR plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs.

The agreement contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this agreement is described in the “Financial Position” subsection above. In connection with entering into this agreement, we terminated our existing unsecured revolving bilateral loan agreements that had previously provided an aggregate commitment of $1.6 billion. We monitor the lenders that are party to our syndicated credit agreement. We believe that they continue to be willing and able to lend under the agreement.

Debt shelf registration. In December 2008, we filed a new shelf prospectus that allows us to issue up to $3 billion principal amount of debt securities from time to time through January 2011. To date, we have not issued any debt securities under this prospectus.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table presents a summary of our long-term debt and off-balance sheet contractual obligations as of December 31, 2008 for the years indicated. The table includes obligations assumed as a result of the Reuters acquisition.

(millions of U.S. dollars)	2009	2010	2011	2012	2013	Thereafter	Total
Long-term debt [1]	1,051	1,405	1,131	946	1,220	4,070	9,823
Debt-related hedges outflows [2]	575	894	933	58	58	1,163	3,681
Debt-related hedges inflows [2]	(599)	(839)	(900)	(54)	(53)	(1,049)	(3,494)
Capital lease payments	18	13	4	–	–	–	35
Operating lease payments	351	279	226	186	164	612	1,818
Unconditional purchase obligations	765	512	431	382	340	502	2,932
Pension contributions[3]	49	–	–	–	–	–	49
Total	2,210	2,264	1,825	1,518	1,729	5,298	14,844

1	Represents our contractual principal and interest payments to holders of our debt securities.

2
Substantially all of our non-U.S. dollar-denominated debt has been hedged into U.S. dollars. Debt-related hedges outflows represent our projected payments to counterparties. Debt-related hedges inflows represent our projected cash receipts from counterparties. We present our projected inflows along with outflows in order to reflect the net cash flow we anticipate from our debt-related hedging instruments in order to satisfy principal and interest payments to our long-term debt securities holders.

3
Represents expected contributions to our pension plans, primarily in the United Kingdom, in accordance with normal funding policy. These amounts do not include voluntary contributions we may elect to make from time to time.

We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded on our consolidated balance sheet. With certain real property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We believe, based upon current facts and circumstances, that the likelihood of material payment pursuant to any such guarantees is remote.

We have various unconditional purchase obligations. These obligations are for materials, supplies and services incidental to the ordinary conduct of business.

We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. We do not believe that additional payments in connection with these transactions would have a material impact on our financial statements. In certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our credit agreement. Other than as described above, we do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contingencies

LAWSUITS AND LEGAL CLAIMS

In July 2008, the U.S. Court of Appeals for the Federal Circuit ruled in our favor by reversing a decision in a patent infringement case related to a business formerly owned by Thomson Financial. Following the initial court’s decision, we had posted a $95 million letter of credit in connection with our appeal, which was cancelled following the subsequent ruling in our favor.

In February 2007, we entered into a settlement agreement related to a lawsuit involving our BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Our part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007. In November 2007, we entered into a settlement agreement in a separate lawsuit involving our BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The Park lawsuit alleged primarily violations of the U.S. federal antitrust laws. In the third quarter of 2007, we accrued $13 million in connection with this settlement. In October 2008, the court issued its final approval of this settlement.

In February 2008, another purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central district of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matters described above, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

TAXES

We are subject to taxation in numerous jurisdictions, and significant judgment is required in determining our tax liabilities. There are many transactions and calculations for which the ultimate tax determination is uncertain. We maintain contingent liabilities that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or otherwise considered to involve uncertainty (commonly referred to as uncertain tax positions). We regularly assess the adequacy of these liabilities. However, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified us that it would challenge certain positions taken on our tax returns. We do not believe that any material impact will result from this challenge. Contingent tax liabilities are reversed to income in the period in which we assess that they are no longer required, when they are no longer required by statute, or when they are resolved through the normal tax dispute process. Our contingency reserves principally represent liabilities in respect of the years 2002 to 2008. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2009 and 2012.

Financial Risk

See the section entitled “Risks arising from Financial Instruments” in the accompanying consolidated financial statements for the year ended December 31, 2008, for a discussion of the risks that we face with respect to financial instruments.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Based on the current environment in the markets we serve, we expect our revenues to grow in 2009. We also expect underlying operating margin to be comparable to 2008, supported by revenue growth and the expected savings from integration and synergy programs. Underlying free cash flow is expected to be comparable to 2008, adjusted for certain timing related items. Our outlook excludes the impact of changes in foreign currency exchange rates.

RELATED PARTY TRANSACTIONS

As of March 20, 2009, Woodbridge had a voting interest in Thomson Reuters of approximately 55%, based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of our products and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. Additionally, up until June 2007, a Woodbridge-owned company rented office space from one of our subsidiaries. In 2008, the total amount charged to Woodbridge for these services was approximately $330,000 (2007 – $1 million, 2006 – $2 million).

THOMSON REUTERS	ANNUAL REPORT 2008

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. These premiums were approximately $80,000 in 2008 ($50,000 in both 2007 and 2006), which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have paid for commercial insurance. We replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

Transactions with Investments in Affiliates and Joint Ventures

We enter into transactions with our investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services. For 2008, these services were valued at approximately $11 million (2007 – $10 million, 2006 – $10 million).

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $6 million for 2008 (2007 – $5 million, 2006 – $4 million).

Our Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to the Tradeweb New Markets business established in 2008, and in which it has a 20% ownership stake. In 2008, we recognized revenues of $24 million related to these services.

In connection with the acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs related to 3XSQ Associates from April 17, 2008 through December 31, 2008 were approximately $28 million for rent, taxes and other expenses.

Also as a result of the acquisition of Reuters, we had an investment in a joint venture with the Chicago Mercantile Exchange that created FXMarketSpace, which was a centrally-cleared, global foreign exchange trading system. Among various other services, we provided trading access to and trade notification services for, and distributed market data from, FXMarketSpace. The total cost of these services provided by us from April 17, 2008 through December 31, 2008 was approximately $4 million. In October 2008, FXMarketSpace ceased operations.

Other Transactions

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, we expect to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2008, we paid Hewitt $11 million for its services (2007 – $11 million, 2006 – $16 million). Steven A. Denning, one of our directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Amounts Due to / Due from Related Parties

Receivable and payable amounts relative to the transactions with Woodbridge and Westlaw Japan were negligible at December 31, 2008 and 2007. Also negligible was the payable amount relative to 3XSQ Associates at December 31, 2008. The accounts receivable balance due to us from TradeWeb New Markets was $22 million at December 31, 2008. The amount receivable from Omgeo at December 31, 2008 was $3 million (2007 – $2 million) and the amount payable to Hewitt Associates was $2 million (2007 – $0).

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

ACCOUNTING POLICIES

Changes in Accounting Policies

INCOME TAXES

Effective January 1, 2007, we voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, we recorded a non-cash charge of $33 million to our opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

Under our previous policy, we would reserve for tax positions if it was probable that an uncertain position would not be upheld. Under our new policy, we evaluate a tax position using a two-step process:

•
First, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

•
Second, a tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded. We were not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and we concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

FINANCIAL INSTRUMENTS AND COMPREHENSIVE INCOME

As of December 31, 2007, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3862, Financial Instruments – Disclosures.

Effective January 1, 2006, we adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on our consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in our consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, we reflected the following adjustments as of January 1, 2006:

•
an increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•
a reclassification of $5 million from “Other current assets” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

•
an increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

•	a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income.”

The adoption of these new standards had no material impact on our consolidated statement of earnings. The unrealized gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.

STOCK-BASED COMPENSATION

In July 2006, we adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have a significant impact on our financial statements.

THOMSON REUTERS	ANNUAL REPORT 2008

Critical Accounting Policies

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 1 to our consolidated financial statements.

REVENUE RECOGNITION

Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Certain incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Increasingly, we derive revenue from the sale of software products, license fees, software subscriptions, product support, professional services, transaction fees and multiple element arrangements that may include any combination of these items. We generally recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collectibility is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report. For multiple element arrangements we must make assumptions and judgments in order to allocate the total price among the various elements we must deliver to determine whether undelivered services are essential to the functionality of the delivered products and services, to determine whether objective evidence of fair value exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period. Amounts for fees collected or invoiced and due relating to arrangements where revenue cannot be recognized are reflected on our balance sheet as deferred revenue and recognized when the applicable revenue recognition criteria are satisfied.

For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.

At December 31, 2008, our combined allowances on our accounts receivable balance were $124 million (2007 – $81 million), or 7% (2007 – 5%) of the gross accounts receivable balance. A 1% increase in this percentage would have resulted in additional expense of approximately $19 million (2007 – $16 million).

CAPITALIZED SOFTWARE

A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance. At December 31, 2008, we had approximately $1.3 billion (2007 – $721 million) of capitalized costs related to software on our consolidated balance sheet. The increase of $577 million as compared to 2007 is primarily due to acquired developed technology from the Reuters acquisition.

IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.

As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change. At December 31, 2008, identifiable intangible assets and goodwill amounted to $27.9 billion or 78% of our total assets on our consolidated balance sheet.

We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, or a significant change in legal factors or in the business climate that could affect the value of the asset.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:

Identifiable Intangible Assets with Finite Lives

We compare the expected undiscounted future operating cash flows associated with the asset to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.

Identifiable Intangible Assets with Indefinite Lives

Selected trade names comprise the entire balance of our identifiable intangible assets with indefinite lives. We determine the fair values of our intangible assets with indefinite lives using an income approach, specifically the relief from royalties method. Impairment is recognized when the carrying amount exceeds fair value.

Goodwill

We test goodwill for impairment on a “reporting unit” level. A reporting unit is a business for which: (a) discrete financial information is available; and (b) segment management regularly reviews the operating results of that business. Two or more businesses shall be aggregated and deemed a single reporting unit if the businesses have similar economic characteristics. We test goodwill for impairment using the following two-step approach:

•
In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•
In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit’s goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

We performed our annual test for goodwill impairment in the fourth quarter of 2008 in accordance with this policy. In the first step of the test, the fair values of our reporting units were determined using the weighted average of two methods: an income approach and a market approach. Under the income approach, we estimated fair values for each reporting unit based on the present value of expected future cash flows and a terminal value. The expected cash flows were derived from our internal plans and adjusted for the probability of various scenarios that considered the market environment in which the reporting unit operates and general economic conditions. The terminal values incorporated a perpetual growth rate that varied by reporting unit based upon markets, trends and growth prospects. The discount rates used for each reporting unit were based upon the debt-to-equity ratios of competitors and incorporated equity premiums, size premiums and risk premiums. In general, these rates were higher than those utilized in the prior year’s annual test. Under the market approach, we estimated fair value based on EBITDA multiples of competitors. These estimates also included a control premium. We weighted these two methods based on our view of the reasonableness of the measures as follows: 60% income approach / 40% market approach. Given the current volatility of capital markets, we believe it is appropriate to apply a heavier weighting to the income approach. As the fair value of each of the reporting units was greater than its carrying value, we did not proceed to the second step of the test.

Our largest reporting unit is the Markets division. The Reuters net assets included in this reporting unit were recently acquired and recorded at their fair value as of April 17, 2008. Based on the results of our annual test, the fair value of this reporting unit exceeded its carrying value. Projections of future revenues were a critical estimate in determining fair value. Given the current market environment, we will continue to monitor the performance of this reporting unit against what we believe to be conservative revenue projections.

INCOME TAXES

We are required to estimate our income taxes in each of the jurisdictions in which we operate. For interim periods, we provide income taxes based on our estimate of how much we will earn in each jurisdiction for the full year. To the extent that our forecasts differ from actual results, we must true-up our estimates of income tax expense. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. To the extent our estimates differ from the final tax return, our earnings would be affected in a subsequent period. For 2008, our effective tax rate was 19.8% of our earnings from continuing operations before income taxes. A 1% increase in our effective tax rate would have resulted in additional income tax expense of approximately $18 million.

Estimation of income taxes includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.

Effective January 1, 2007, we voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, we recorded a non-cash charge of $33 million to our opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities. See the section entitled “Changes in Accounting Policy” for a description of our new policy.

Our accounting for income taxes requires us to exercise judgment for issues relating to known matters under discussion with tax authorities and transactions yet to be settled. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.

THOMSON REUTERS	ANNUAL REPORT 2008

EMPLOYEE FUTURE BENEFITS

The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are re-evaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise us on the selection of assumptions. Additional information is provided in Appendix C of this management’s discussion and analysis.

Recently Issued Accounting Standards

CICA 3064, GOODWILL AND INTANGIBLE ASSETS

In February 2008, the CICA issued CICA 3064, Goodwill and Intangible Assets, which replaces CICA 3062 and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard expands on the criteria of when intangible assets can be recognized to include internally developed intangible assets and is effective for us as of January 1, 2009. We believe there will not be a significant impact on our financial statements upon adoption.

EIC-173, CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

On January 20, 2009, the Emerging Issues Committee of the CICA issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC-173), which provides further guidance on the determination of the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. EIC-173 concluded that when determining the fair value of financial assets and financial liabilities, the entity should consider its own credit risk as well as the credit risk of the counterparty. This abstract should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. We believe there will not be a significant impact on our financial statements upon adoption.

Transition to IFRS from Canadian GAAP

In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) by 2011 to replace Canadian GAAP. The Canadian securities regulatory authorities have approved our application to early adopt IFRS in 2009. We wish to adopt IFRS earlier than required, because we can fulfill all of our public company reporting requirements using this single set of accounting standards.

We will initially file our first quarter 2009 report under Canadian GAAP and will continue to provide a voluntary reconciliation of earnings and equity from Canadian GAAP to IFRS for the respective periods presented

Prior to the issuance of our second quarter 2009 report, we expect to amend our first quarter 2009 report to present our interim financial statements and footnotes in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). In addition, the amended report will include restated 2008 annual and quarterly financial statement information to be consistent with our new IFRS basis, as well as reconciliations of equity and net earnings for the previously reported Canadian GAAP amounts.

IFRS 1, First-time Adoption of International Financial Reporting Standards, sets forth that the adoption of IFRS occurs in the first annual financial statements in which the entity adopts IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. IFRS 1 requires that comparative financial information be provided and that the same accounting policies be applied throughout all periods presented. As the IFRS and IFRIC interpretations that will be applicable at December 31, 2009 are not known with certainty at this time, our 2008 and interim 2009 IFRS financial statements may be adjusted for the impacts of new standards that become effective for us prior to December 31, 2009. At present, we do not expect that there will be any additional IFRS or IFRIC pronouncements issued that will have an effective date before December 31, 2009.

Our date of transition to IFRS will be January 1, 2008 (Transition Date). IFRS 1 provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

Please see Appendix D of this management’s discussion and analysis for additional information on our IFRS adoption.

ADDITIONAL INFORMATION

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2008, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

As a result of our acquisition of Reuters, we expanded our internal controls over financial reporting to include consolidation of the Reuters results of operations, as well as acquisition accounting and disclosures. Additionally, as part of our integration and synergy program, during the first and third quarters of 2008, we migrated certain legacy financial processing systems to company-wide software as well as transferred various workflows to shared service centers. In connection with the software implementation and transfer of workflows from the legacy systems, we modified the design and documentation of our internal control processes and procedures.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

As we execute our integration and synergy program across our organization over the next three years, we anticipate that additional business information systems will be consolidated and related workflow processes will be migrated as legacy shared service center environments mature into a single global business services organization. Except as described above, there was no change in our internal control over financial reporting that occurred during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP with accompanying reconciliation to U.S. generally accepted accounting principles. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008, and based on that assessment determined that our internal control over financial reporting was effective. See our financial statements for the year ended December 31, 2008 for our management’s report on internal control over financial reporting.

Share Capital

As of March 20, 2009, we had outstanding 646,931,627 common shares of Thomson Reuters Corporation, 181,229,241 ordinary shares of Thomson Reuters PLC, 6,000,000 Series II preference shares, 17,017,864 stock options and a total of 7,350,824 restricted share units and performance restricted share units.

A Reuters Founders Share has also been issued by each of Thomson Reuters Corporation and Thomson Reuters PLC which enables Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles. Thomson Reuters Corporation and Thomson Reuters PLC have also each issued a special voting share to a special voting trust so that shareholders of the two companies can ordinarily vote together as a single decision-making body. Thomson Reuters Corporation has issued an equalization share to Thomson Reuters PLC in connection with Thomson Reuters Corporation’s support obligations under the DLC structure.

Public Securities Filings and Regulatory Announcements

You may access other information about Thomson Reuters, including our annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. Information that we announce in the United Kingdom through RNS, a Regulatory Information Service (including this management’s discussion and analysis and our financial statements) is available on our website, www.thomsonreuters.com, as well as on SEDAR and EDGAR.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This management’s discussion and analysis, in particular the section entitled “Outlook” and our discussion of outlooks for each division and reportable segment in the “Results of Operations” section, include forward-looking statements that are based on certain assumptions and reflect our current expectations. Forward-looking statements are those that are not historical facts and also include our expectations about future prospects. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report. Additional factors are discussed in our materials filed with the securities regulatory authorities from time to time. All information that is not historical in nature disclosed in this management’s discussion and analysis is deemed to be a forward-looking statement. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
APPENDIX A

CALCULATION OF UNAUDITED PRO FORMA INFORMATION

The tables below show the calculation of unaudited pro forma information for the years ended December 31, 2008 and 2007:

(millions of U.S. dollars)						Pro forma
	Thomson	Pro forma adjustments		Adjustment		Thomson
Year ended December 31, 2008	Reuters	Reuters[1]	Other	note		Reuters
Revenues	11,707	1,699	35	a	)	13,441
Cost of sales, selling, marketing, general and administrative expenses	(8,700)	(1,364)	106	b), c), d), e)		(9,958)
Depreciation	(831)	(86)	(47)	d	)	(964)
Amortization	(411)	(8)	(92)	d	)	(511)
Impairment of assets held for sale	(72)	-	-			(72)
Operating profit	1,693	241	2			1,936

(millions of U.S. dollars)						Pro forma
	Thomson	Pro forma adjustments		Adjustment		Thomson
Year ended December 31, 2007	Reuters	Reuters[1]	Other	note		Reuters
Revenues	7,296	5,232	(86)	a	)	12,442
Cost of sales, selling, marketing, general and administrative expenses	(5,275)	(4,678)	528	b), c), d), e)		(9,425)
Depreciation	(468)	(280)	(174)	d	)	(922)
Amortization	(256)	(88)	(180)	d	)	(524)
Operating profit	1,297	186	88			1,571

1   Represents Reuters results for the pre-acquisition period of January 1, 2008 to April 16, 2008.

Basis of Presentation

The unaudited pro forma information for the years ended December 31, 2008 and 2007 was calculated in a manner consistent with the preparation of the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2007, unless otherwise noted, and included in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007 filed with the SEC and the Canadian securities regulatory authorities. The underlying financial information of Thomson and Thomson Reuters is included in the Thomson Reuters Corporation audited consolidated financial statements for the year ended December 31, 2008 accompanying this management’s discussion and analysis. The underlying financial information of Reuters was compiled from its internal financial records. The acquisition was reflected with Thomson as the acquirer and Reuters as the acquiree, assuming that the acquisition had been completed on January 1, 2007. No account has been taken of the trading activity or other transactions of Thomson Reuters for the period since December 31, 2008.

The pro forma information has been compiled in a manner consistent with the accounting policies previously adopted by Thomson, and which continue to apply to Thomson Reuters, since the acquisition of Reuters. These accounting polices differ in certain respects from those of Reuters. The adjustments made to reconcile Reuters financial information were consistent with those described in the reconciliations summarizing the material differences between IFRS and Canadian GAAP as applied by Thomson set out in note 7 (“Reconciliation to Canadian GAAP as applied by The Thomson Corporation”) in the unaudited pro forma financial statements in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007.

Pro Forma Adjustments

The pro forma adjustments for the years ended December 31, 2008 and 2007 reflected adjustments made in the unaudited pro forma financial statements in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007, as follows, except as noted below in a), d), and e) to reflect the effects of purchase accounting, based upon our final valuation of deferred revenue, identifiable intangible assets and other net assets acquired.

a)
To adjust the carrying value of Reuters deferred revenue obligation as of January 1, 2007 to its estimated fair value, revenues were reduced by $86 million for the three months ended March 31, 2007, which carried through to the year ended December 31, 2007. Because of Reuters contractual quarterly billing cycle, this adjustment was reflected in its entirety in the quarter ended March 31, 2007.

In the Thomson Reuters consolidated financial statements for the six-month period ended June 30, 2008, reported revenues were reduced by $35 million, which carried through to the year ended December 31, 2008. For purposes of the pro forma results, this reduction of revenues was reversed as it was assumed to have occurred in 2007 and, therefore, would not be recognized in 2008 pro forma results.

b)
Thomson and Reuters expensed integration planning and other transaction related costs incurred prior to the acquisition closing. For purposes of the pro forma results, $238 million and $166 million of these expenses incurred in the years ended December 31, 2008 and 2007, respectively, were reversed because the pro forma results have been prepared as if the acquisition had occurred on January 1, 2007, and these expenses would have been incurred prior to the closing date. Additionally, these expenses are non-recurring in nature and are not expected to have a continuing impact on the consolidated results.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
APPENDIX A

There was no adjustment to remove integration and synergy program expenses incurred after the acquisition date.

c)
For the year ended December 31, 2008, cost of sales, selling, marketing, general and administrative expenses were increased by $140 million (December 31, 2007 – decrease of $322 million) to eliminate amortization related to past service costs and net actuarial gains and losses in connection with Reuters pension and other post-retirement benefit plans. These expenses were eliminated as retirement plan assets and obligations would have been reflected at their fair values on January 1, 2007.

The adjustments to amortization, depreciation, rent expense and other operating expenses described in d) and e) below relate to the effects of purchase accounting on operating profit, based upon our final valuation of identifiable intangible assets and other net assets acquired as if the Reuters acquisition had occurred on January 1, 2007.

d)	Amortization and depreciation:

•
Adjustments of $92 million and $180 million were recorded in the years ended December 31, 2008 and 2007, respectively, to reflect additional amortization attributable to the fair value increment allocated to identifiable intangible assets.

•
Adjustments of $47 million and $174 million were recorded in the years ended December 31, 2008 and 2007, respectively, to reflect additional depreciation attributable to the fair value increment allocated to computer hardware and other property, and internal use software.

•
Adjustments of $17 million and $12 million were recorded in the years ended December 31, 2008 and 2007, respectively, to decrease cost of sales, selling, marketing, general and administrative expenses to reflect amortization attributable to the fair value increment allocated to capitalized software to be sold externally.

e)
Adjustments of $9 million to increase expense and $28 million to decrease expense recorded in the years ended December 31, 2008 and 2007, respectively, attributable to amortization of the fair value increment allocated to favorable and unfavorable leases and other operating assets.

Pro Forma Depreciation by Segment
The following table details pro forma depreciation expense by segment and disposals for the three month period ended and years ended December 31, 2008 and 2007:

	Three months ended December 31		Year ended December 31
(millions of U.S. dollars)	2008	2007	2008	2007
Markets division[1]	(157)	(149)	(617)	(626)
Professional division
Legal	(59)	(52)	(235)	(205)
Tax & Accounting	(8)	(6)	(30)	(21)
Scientific	(10)	(7)	(35)	(28)
Healthcare	(6)	(7)	(25)	(24)
Corporate and Other	(13)	(4)	(21)	(14)
Disposals	-	(2)	(1)	(4)
Total pro forma depreciation	(253)	(227)	(964)	(922)

1
In the fourth quarter of 2008, we completed our valuation of acquired Reuters net assets. In arriving at our three-month and year ended December 31, 2008 and 2007 pro forma results, we have recast our previously reported pro forma results to reflect the finalized assumptions. Compared to our previously reported pro forma results, the finalization of the valuation resulted in the following changes:

a)
Markets pro forma depreciation for the three month period ended March 31, six month period ended June 30, and nine month period ended September 30, 2008 are ($155) million, ($305) million and ($460) million, respectively.

b)
Markets pro forma depreciation for the three month period ended March 31, six month period ended June 30, and nine month period ended September 30, 2007 are ($157) million, ($312) million and ($477) million, respectively.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
APPENDIX B

CALCULATION OF RETURN ON INVESTED CAPITAL
The following is a calculation of our return on invested capital.
	2008	2007	2006
	Pro forma[1]	(excluding	(as reported)
(unaudited)		discontinued
(millions of U.S. dollars)		operations)[2]
Calculation of adjusted operating profit after taxes
Operating profit	1,936	1,297	1,248
Add/(Deduct):
Amortization	511	256	240
Impairment of assets held for sale	72	-	-
Fair value adjustments[3]	(103)	-	-
Reduce amount by Thomson Learning adjustments[4]	-	-	(19)
Segment operating profit of discontinued operations	-	-	398
Adjusted operating profit	2,416	1,553	1,867
Taxes paid on operations[5]	(267)	(315)	(311)
Post-tax adjusted operating profit	(2,149)	1,238	1,556
Calculation of adjusted invested capital
Equity	20,126	13,571	10,481
Total debt[5]	7,519	4,859	4,321
Invested capital	27,645	18,430	14,802
Adjustments:
Cash and other investments[6]	(841)	(7,497)	(334)
Debt swaps[7]	68	(424)	(257)
Fair value adjustments[3]	(103)	-	-
Current and long-term deferred taxes5, [6]	2,510	846	1,122
Accumulated amortization and non-cash goodwill5, [8]	(80)	1,844	2,390
Present value of operating leases5, [9]	1,423	604	783
Historical intangible asset and equity investment write-downs[10]	87	124	162
Other5, [6]	1,485	778	798
Adjusted invested capital	32,194	14,705	19,466
Average invested capital	33,461	14,288	19,014
Return on invested capital	6.4%	8.7%	8.2%

1
For 2008, we calculated ROIC based on pro forma operating profit. See the section entitled "Results of Operations" for additional information. Average invested capital was calculated assuming the Reuters acquisition purchase price and obligations assumed were included in the invested capital base as of the beginning of the period.

2
For 2007, we calculated ROIC based on reported results from continuing operations. No adjustment was made to add back the results of discontinued operations given that numerous disposals occurred during the year and partial year adjustments in these circumstances distort annualized results. In particular, our largest disposal, Thomson Learning, had a significant impact due to the fact that it was a highly seasonal business which was disposed of mid-year. Accordingly, the 2007 ROIC calculation excludes all impacts from businesses classified as discontinued operations.

3	Remove impact of change in fair value associated with foreign currency embedded derivatives of customer contracts.
4
This adjustment reflects the actual results of Thomson Learning's higher education, careers and library reference, NETg and Prometric businesses in Thomson Learning as if they had been part of continuing operations for the periods presented. Specifically, this amount reflects depreciation expense which is excluded from GAAP results under the accounting requirements for discontinued operations. Costs incurred in connection with the disposal of the businesses have been excluded.

5	For 2006 (as reported) amounts include discontinued operations.
6	Items excluded as not deemed components of invested capital; "Other" primarily consists of non-current liabilities.
7	Excludes debt swaps as balances are financing rather than operating-related.
8
Excludes accumulated amortization as only gross identifiable intangible assets and goodwill cost are considered components of invested capital. Excludes goodwill arising from adoption of CICA 3465. This goodwill was created via deferred tax liability instead of cash purchase price.

9	Present value of operating leases deemed component of invested capital.
10	Adds back write-downs that were not cash transactions.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
APPENDIX C

EMPLOYEE FUTURE BENEFITS

We sponsor defined benefit plans providing pension and other post-retirement benefits to covered employees. The largest plans consist of Thomson Reuters Group Pension (TRGP), a qualified defined benefit pension plan in the United States and Reuters Pension Fund (RPF) which was acquired as part of Reuters. The RPF is a hybrid pension fund, with both defined company and employee contributions, and defined employee benefits. Both plans are closed to new participants. Other smaller plans exist primarily in the United Kingdom, Switzerland, Hong Kong and Canada. We use measurement dates of September 30 and December 31 for the majority of these plans.

Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Management currently estimates that the 2009 cost of employee future benefits will be approximately 21% lower than that of 2008, principally due to increases in the assumed discount rates, which decreases the value of our liability. While the value of our plan assets has also decreased, the impact of the reduced asset values will not be recognized all at once because we use a market-related value for assets for our major plans, which is based on a five year average asset value.

Expected Rate of Return Assumption

Management must make assumptions about the expected long-term rate of return on plan assets, but there is no assurance that the plan will be able to earn the assumed rate of return. In determining our long-term rate of return assumption, we considered historical returns, input from investment advisors and our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. We will reduce our 2009 assumption for the TRGP by 0.50% to 6.75% in anticipation of changes to the plan’s investment portfolio mix. The expected rate of return for the RPF will be 7% for 2009. Adjusting the expected rate of return on assets for our significant plans upward or downward by another 25 basis points would decrease or increase pension expense by approximately $7 million in 2009.

Discount Rate Assumption

Our discount rate is selected based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. In developing the 2009 discount rate assumption for our TRGP plan, we reviewed the high-grade bond indices published by Moody’s and Merrill Lynch as of September 30, 2008, which are based on debt securities with average durations of 10 to 15 years. For the RPF, we reviewed the IBoxx indices at December 31, 2008 of similar duration as the plan obligations.

Because we have a relatively young workforce, our expected future cash outflows for our plans tend to be of longer duration than the bond indices we reviewed. Therefore, our discount rate tends to be higher than these benchmark rates. To estimate our discount rate, our actuary constructed a hypothetical yield curve that represented yields on high quality zero-coupon bonds with durations that mirrored the expected payment stream of the benefit obligation. On this basis, the 2009 discount rate will be 7.25% for the TRGP plan, approximately 90 basis points higher than the prior year, and 5.90% for the RPF. Adjusting the discount rate upward or downward by another 25 basis points would result in a decrease or increase in pension expense by $2 million in 2009.

Accumulated Actuarial Losses

As of December 31, 2008, we had cumulative unrecognized actuarial losses on our pension plans of $457 million compared to $220 million at December 31, 2007. These losses primarily relate to asset losses, partially offset by lower obligations from increases in interest rates. These amounts also include actuarial gains and losses from the difference between our expected and actual returns on plan assets. Actuarial gains and losses are included in the calculation of our annual pension expense subject to the following amortization methodology.

•	Unrecognized actuarial gains or losses are netted with the difference between market-related value and fair value of plan assets.

•
To the extent this net amount exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2008 for the TRGP plan and thirteen years for the RPF).

•	Unrecognized actuarial gains and losses below the 10% corridor are deferred.

In applying the amortization method, the estimated pension expense for 2009 includes $7 million of the unrecognized actuarial losses at December 31, 2008.

THOMSON REUTERS	ANNUAL REPORT 2008

Funded Status and Company Contributions

As of December 31, 2008, the fair value of plan assets for the TRGP and the RPF represented approximately 98% and 112%, respectively, of the plan’s projected benefit obligation. In 2008, we made contributions to all plans of $110 million, including special contributions of $3 million and $67 million to the Reuters Supplementary Pension Plan (SPS) and RPF, respectively, following discussions with plan Trustees. During 2007, we contributed $37 million to our defined benefit plan in the United Kingdom. Of the total, $25 million was required in connection with the disposal of Thomson Learning and $12 million was required in connection with Jane’s Information Group, which was sold to Woodbridge in April 2001.

In 2009, we expect to contribute approximately $49 million to our pension plans, primarily in the United Kingdom, in accordance with normal funding policy. Additionally, we do not anticipate having to make any material special contributions to our pension plans in 2009. From time to time, we may elect to make voluntary contributions in order to improve the funded status of our plans. Relative to certain plans we acquired with Reuters, the Trustees have the right to call for special valuations, which could result in an unexpected contribution. No such valuation has been called as of this date. Because of the ability of Trustees to call for interim valuations for certain plans, as well as market driven changes that we cannot predict, we could be required to make contributions in the future that differ significantly from our estimates.

Other Post-Retirement Benefits

We provide post-retirement healthcare benefits for certain retired employees. However, these liabilities are significantly less than those associated with our pension plans. Retired employees share a portion of the cost of these benefits. We fund the accrued costs of these plans as benefits are paid. Annual post-retirement expense for 2008 was calculated based upon a number of actuarial assumptions, including a healthcare cost trend rate of 9% that declines 50 basis points per year for eight years, and thereafter remains constant at 5%. The healthcare cost trend rate is based on our actuarial medical claims experience and future projections of medical costs. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $15 million at December 31, 2008.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
APPENDIX D

IFRS ADOPTION

The following is provided in connection with our expected adoption of IFRS in 2009.

Initial Elections upon Adoption. Set forth below are the IFRS 1 elections we expect to make to convert our Canadian GAAP results to IFRS.

IFRS Exemption Options

1.
Business combinations – IFRS 3, Business Combinations, may be applied retrospectively or prospectively. The retrospective basis would require restatement of all business combinations that occurred prior to the transition date. We will not elect to retrospectively apply IFRS 3 to business combinations that occurred prior to the Transition Date and such business combinations will not be restated. Any goodwill arising on such business combinations before the Transition Date will not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying these exemptions except as required under IFRS 1. Further, we will not early adopt IFRS 3 Revised, and instead will adopt that standard upon its effective date which, for us, will be January 1, 2010.

2.
Fair value as deemed cost – IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical valuation under the prior GAAP. We will continue to apply the cost model for property, plant & equipment and will not restate property, plant & equipment to fair value under IFRS. We will use the historical bases under Canadian GAAP as deemed cost under IFRS at Transition Date.

3.
Employee benefits – IAS 19, Employee Benefits, allows certain actuarial gains and losses to be either deferred and amortized, subject to certain provisions (corridor approach), or immediately recognized through equity. Retrospective application of the corridor approach for recognition of actuarial gains and losses in accordance with IAS 19 would require us to determine actuarial gains and losses from the date benefit plans were established. We will elect to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening retained earnings for all of its employee benefit plans.

4.
Cumulative translation differences – Retrospective application of IFRS would require us to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or associate was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date. We will elect to reset all cumulative translation gains and losses to zero in opening retained earnings at the Transition Date.

5.
Share-based payments – IFRS 2, Share Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the Transition Date. We will elect to avail itself of the exemption provided under IFRS 1 and will apply IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by January 1, 2008. Further, we will apply IFRS 2 for all liabilities arising from share-based payment transactions that existed at January 1, 2008.

6.
Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment – IFRS 1 allows for either the retroactive adoption or prospective adoption from the transition date of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. We will elect not to retrospectively recognize changes to liabilities under IFRIC 1 which may have occurred before the Transition Date.

IFRS Mandatory Exceptions

1.
Hedge accounting – Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39 at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of the Transition Date will be reflected in our IFRS results.

2.
Estimates – Hindsight is not used to create or revise estimates. The estimates we previously made under Canadian GAAP cannot be revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Significant Changes in Accounting Policies upon Conversion to IFRS

In addition to the IFRS 1 elections, we expect to make changes in our accounting policies to be compliant with IFRS. Our IFRS policies are expected to be consistent with the policies we applied in preparing the Voluntary Reconciliation. As such, the descriptions contained within the reconciliation are anticipated to be reflective of the changes we plan to make in our adoption of IFRS with the exception of certain immaterial changes to revenue recognition, as described below.

In reviewing IAS 18, Revenue, we have determined that certain changes will be made in the manner in which we recognize revenue in arrangements that have multiple deliverables. We will also make changes for certain arrangements in which we had previously deferred revenue recognition until the completion of the contract. The aggregate impact of such changes is not significant to our operations or financial position and will have no impact on our cash flow.

Impact of Adoption on Our Organization

The conversion to IFRS will impact the way we present our financial results. We have obtained an understanding of IFRS from intensive training and preparation of reconciliations of historical Canadian GAAP financial statements to IFRS. Further, our accounting staff includes former Reuters employees who prepared financial statements under IFRS for the past three years. At present, we are engaging in the process of communicating the changes required by IFRS to the relevant personnel in the organization, including those in subsidiary accounting functions, our shared service functions, other functional areas (such as real estate, human resources and business development) as well as management of our key subsidiaries.

THOMSON REUTERS	ANNUAL REPORT 2008

We have evaluated the impact of the conversion on our accounting systems and have developed detailed plans on how the requisite systems will be updated for the periods affected. We expect that the systems changes will be made prior to our conversion to IFRS in the second quarter of 2009. We believe our internal and disclosure control processes, as currently designed, will not need significant modifications as a result of our conversion to IFRS. We have assessed the impacts of adopting IFRS on our debt covenants and other contractual arrangements, and have not identified any material compliance issues. We are considering the impacts that the transition will have on our internal planning process and compensation arrangements.

Estimated Impact of Adoption on 2008 Results

We are finalizing the impact of our adoption on the 2008 financial results based on the IFRS 1 elections and policy changes discussed above. The Voluntary Reconciliation of Canadian GAAP to IFRS shown below provides an estimate of the impact IFRS will have on equity and earnings for 2008.

The IFRS amounts as presented in the Voluntary Reconciliation will be substantially the same as those that will be presented once we have formally adopted IFRS. There will be certain differences primarily due to the use of different transition dates, as well as minor adjustments related to revenue recognition policies described above. The Voluntary Reconciliation was prepared using a transition date of January 1, 2004 while the transition date for purposes of adopting IFRS will be January 1, 2008 as its date of transition. This change will generally impact the amounts related to share based payments, employee benefits, business combinations, financial instruments and currency translation adjustments.

In addition to changes in earnings and equity, there are other changes that we will make with respect to the classification of certain income statement and balance sheet accounts.

Voluntary Reconciliation from Canadian GAAP to IFRS

In accordance with our commitment to the United Kingdom Listing Authority, we have provided a reconciliation of shareholders’ equity and net earnings from Canadian GAAP to IFRS as of and for the three years ended December 31, 2008, 2007 and 2006, respectively. While this reconciliation does not represent our official adoption of IFRS, it provides an indication of the major differences identified to date, relative to our historical financial statements.

In preparing the Voluntary Reconciliation, we applied the principles and elections of IFRS 1, with a transition date of January 1, 2004, consistent with those assumed in its Business Acquisition Report dated May 15, 2008 and also, consistent with the elections made regarding the optional exemptions under IFRS 1.

	Year ended December 31
(millions of U.S. dollars, except per share amounts)	2008	2007	2006
Net earnings under Canadian GAAP	1,405	4,004	1,120
Differences in GAAP increasing (decreasing) reported earnings:
1. Business combinations	(117)	(2)	–
2. Employee benefits	37	(5)	67
3. Stock-based compensation	(23)	3	15
4. Impairments	(8)	31	(31)
5. Derivative instruments and hedging activities	1	(3)	3
6. Cumulative translation adjustment	(3)	–	–
7. Minority interest in equity of consolidated subsidiary	17	–	–
8. Income taxes	23	(39)	(18)
Net earnings under IFRS	1,332	3,989	1,156
Basic earnings per share	$1.70	$6.21	$1.79
Diluted earnings per share	$1.69	$6.18	$1.78

	As at December 31
(millions of U.S. dollars)	2008	2007	2006
Shareholders’ equity under Canadian GAAP	20,126	13,571	10,481
Differences increasing (decreasing) reported shareholders’ equity:
1. Business combinations	(1,159)	(42)	(40)
2. Employee benefits	(763)	(319)	(487)
3. Stock-based compensation	(49)	(18)	(12)
4. Impairments	1	–	(31)
5. Derivative instruments and hedging activities	10	(2)	1
6. Minority interest in equity of consolidated subsidiary	72	–
7. Sale of minority interest in a consolidated subsidiary	96	–	–
8. Share repurchase obligation	–	–	(24)
9. Income taxes	223	94	175
Shareholders’ equity under IFRS	18,557	13,284	10,063

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
APPENDIX D

The following describes the differences presented in the reconciliation of net earnings and shareholders’ equity.

1. Business Combinations

ACQUISITION COST

Canadian GAAP – Shares issued as consideration are measured at their market price a few days before and after the date the parties reach an agreement on the purchase price and proposed transaction is announced.

IFRS – Shares issued as consideration are measured at their market price on the acquisition closing date.

CONTINGENT CONSIDERATION

Canadian GAAP – Contingent consideration is recognized as part of the cost of an acquisition, but only at the point when the amount can be reasonably estimated and the outcome is determined beyond reasonable doubt.

IFRS – Contingent consideration is recognized as part of the cost of an acquisition at the date of acquisition, if it is probable that the contingency will be met and the amount can be reliably measured at fair value. Changes to the initial amount recorded are recognized through earnings and discounts on future cash payments are accreted through interest expense.

ACQUISITION RELATED COSTS

Canadian GAAP – Costs of the acquirer such as (1) exiting an activity, (2) involuntarily terminating an employee, or (3) relocating employees of an acquired company are recognized as part of the cost of an acquisition.

IFRS – These costs are expensed, unless they are part of an existing restructuring by the acquiree, in which case they may be recognized as part of the cost of an acquisition.

ADJUSTMENTS TO PROVISIONAL PURCHASE PRICE ALLOCATION

Canadian GAAP – Adjustments related to the finalization of initial purchase price allocations are changes in accounting estimates and accounted for prospectively from the period in which the purchase price allocation was finalized.

IFRS – Adjustments related to the finalization of initial purchase price allocations are applied retrospectively, as if they occurred on the acquisition date. Accordingly, prior period amounts are restated to reflect the final purchase price allocation, including any changes in amortization that become necessary for prior periods based on the final allocations.

2. Employee Benefits

MEASUREMENT DATE

Canadian GAAP – The measurement date of defined benefit obligations and plan assets may be up to three months prior to the date of the financial statements.

IFRS – The measurement date generally coincides with the date of the financial statements, because the measurement date must not result in a materially different outcome than if the balance sheet date had been used.

PAST SERVICE COST

Canadian GAAP – Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees expected to benefit from the amendment.

IFRS – These costs are amortized on a straight-line basis over the average period until the benefits become vested. To the extent that the amended benefits are already vested, past service costs are recognized immediately.

ACTUARIAL GAINS AND LOSSES

Canadian GAAP – Actuarial gains and losses are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach. Unrecognized actuarial gains and losses below the corridor are deferred.

IFRS – We have elected an accounting policy of recognizing actuarial gains and losses immediately through equity.

FAIR VALUE OF PLAN ASSETS

Canadian GAAP – A market-related fair value is used for purposes of calculating expected returns on plan assets with changes in the fair value of plan assets recognized over a five-year period.

IFRS – Plan assets are measured at fair value and fair value is used to determine the expected return on plan assets.

3. Stock-based Compensation

RECOGNITION OF EXPENSE

Canadian GAAP – The fair value of a stock-based award with graded vesting is recognized on a straight-line basis over the vesting period.

IFRS – Each tranche of an award is considered a separate grant with a different vesting date and fair value, and each is accounted for separately.

FORFEITURES

Canadian GAAP – Forfeitures of awards may be recognized as they occur.

IFRS – Forfeiture estimates are recognized in the current period and revised for actual experience in subsequent periods.

THOMSON REUTERS	ANNUAL REPORT 2008

CASH-SETTLED SHARE-BASED PAYMENTS

Canadian GAAP – The liability for cash-settled share-based payments is accrued based upon the intrinsic value of the award.

IFRS – The liability for cash-settled share-based awards is measured at the fair value of vested awards, using an option pricing model. Changes in fair value are recognized in the period of change.

MEASUREMENT OF DEFERRED TAX ASSETS

Canadian GAAP – Deferred tax assets for share-based awards are based upon the cumulative amount of compensation cost recognized.

IFRS – Deferred tax assets for share-based awards are based upon the estimated tax deduction, which is generally the intrinsic value of the vested award at the balance sheet date. If the estimated deduction exceeds the cumulative compensation expense, the excess is recognized in equity. If no tax deduction is anticipated because the fair value of the shares has declined, then the deferred tax asset is reversed to earnings or equity as appropriate, depending on how the asset was originally recorded.

EMPLOYER TAXES

Canadian GAAP – Employer taxes on share-based compensation are recognized upon exercise of the instrument.

IFRS – Employer taxes on share-based compensation are recognized over the vesting period based upon the fair value of the awards at each balance sheet date.

4. Impairments

ASSETS HELD FOR SALE

Canadian GAAP – Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell, where the carrying amount for purposes of determining impairment includes cumulative translation adjustments.

IFRS – Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell, where the carrying amount excludes cumulative translation adjustments. Upon sale of the assets, the amount of the cumulative translation adjustment is included in the determination of the gain or loss on sale.

REVERSAL OF IMPAIRMENTS

Canadian GAAP – Reversal of impairment loss is not permitted.

IFRS – Reversal of impairment loss is required for assets other than goodwill if certain criteria are met.

RECOVERABLE AMOUNT

Canadian GAAP – A two-step approach is used to measure impairment. In step 1, a recoverability test is performed by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is triggered, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value.

IFRS – An asset is impaired if the recoverable amount is lower than the asset’s carrying amount. The recoverable amount is defined as the higher of the asset’s fair value less cost to sell and its value-in-use. The value-in-use calculation involves discounting the expected future cash flows to be generated by the asset to their net present value.

5. Financial Instruments

HEDGE ACCOUNTING

Canadian GAAP – Effectiveness for compound derivative instruments that hedge currency and interest rate risk is assumed provided the critical terms of the derivative instrument are consistent with the hedged instrument.

IFRS – Effectiveness for compound derivative instruments must be assessed retrospectively and prospectively each reporting period. As a result, certain hedge relationships had to be prospectively discontinued as of the transition date of adoption of IAS 32 and IAS 39.

VALUATION OF FINANCIAL INSTRUMENTS REFLECTING CREDIT RISK

Canadian GAAP – Current Canadian GAAP does not set out specific requirements for the determination and measurement of credit risk in determining the fair values of financial instruments. A new pronouncement related to the consideration of credit risk has been issued and we will be adopting the applicable pronouncement effective the first quarter of 2009.

IFRS – IFRS contains specific guidance regarding the determination and measurement of credit risk and such guidance is applicable to us for 2008.

6. Cumulative Translation Adjustment

Under both Canadian GAAP and IFRS, foreign currency gains or losses on intercompany loans that are deemed to be part of a net investment in a subsidiary are reflected within CTA in shareholders’ equity. Upon repayment of such loans, any related deferred foreign currency gain or loss is reclassified from CTA into earnings. However, these amounts will differ due to the IFRS 1 election to reset the CTA balance to zero at transition date.

7. Minority Interest

Canadian GAAP – Minority interest in the equity of a consolidated subsidiary is classified as a separate balance sheet component between liabilities and equity. Minority interest in the profit or loss of a consolidated subsidiary is presented as a component of earnings.

IFRS – Minority interest in equity of a consolidated subsidiary is classified as a component of equity but separate from the equity of the parent. Minority interest in the profit or loss of a consolidated affiliate is presented as an allocation of earnings.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
APPENDIX D

8. Sale of Minority Interest in a Consolidated Subsidiary

Canadian GAAP – Gains associated with the sale of certain equity interests were deferred until the fair value of all related future performance obligations can be reliably measured.

IFRS – IFRS provides greater flexibility in the determination of fair value and allocation of consideration to multiple elements resulting in the ability to measure and recognize the gain on sale related to the sale of a minority interest. We elected a policy in which transactions with minority shareholders are considered transactions with an equity participant. Accordingly, the gain has been recognized in equity.

9. Share Repurchase Obligation

Canadian GAAP – An obligation for an entity to purchase its own equity instruments is accounted for as an equity transaction upon completion of each purchase.

IFRS – A liability must be recognized currently through equity for an obligation when the entity has no discretion to cancel its instructions to repurchase shares. Subsequent adjustments to the present value of the liability are reflected within earnings. If the contract expires without delivery, the liability is reversed against equity.

10. Income Taxes

INTERCOMPANY TRANSACTIONS

Canadian GAAP – The recognition of deferred tax for a temporary difference arising from intercompany transactions is prohibited. Further, taxes paid or recovered as a result of an intercompany asset transfer are recorded as an asset or liability and recognized as tax expense when the asset leaves the group or is otherwise utilized.

IFRS – Deferred taxes are recognized for temporary differences arising from intercompany transactions. Taxes paid or recovered as a result of an intercompany asset transfer are recognized in the period incurred.

BUSINESS COMBINATIONS: DEFERRED TAX ASSETS NOT PREVIOUSLY RECOGNIZED

Canadian GAAP – Previously unrecognized income tax assets of an acquired company are recognized as part of the cost of the acquisition when such assets are more likely than not to be realized as a result of a business combination. If an unrecognized deferred tax asset becomes realizable subsequent to the acquisition date, such benefit will also be recognized through goodwill. The acquirer recognizes its own tax benefits which become realizable as a result of the acquisition as part of the cost of the acquisition.

IFRS – Previously unrecognized income tax assets of an acquired company are recognized as part of the cost of the acquisition if realization is more likely than not as a result of the business combination. If an unrecognized deferred tax asset becomes realizable subsequent to the acquisition date, the tax benefit is recognized through earnings, and a corresponding amount of goodwill is recognized as an operating expense. The acquirer’s tax benefits, which become realizable as a result of the acquisition, are recognized through earnings.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAX POSITIONS

Canadian GAAP – The amount of reserves established for uncertain tax positions is determined by reference to a two step process involving the determination of whether it is more-likely-than-not that an uncertain tax position will be sustained upon examination. Where it is determined that the position meets the more-likely-than-not criteria, the amount of benefit is measured using the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

IFRS – The measurement of the benefit is based on a qualitative assessment of all factors to determine a best estimate of the ultimate amount of benefit that will be realized.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES IN BUSINESS COMBINATIONS

Canadian GAAP – Changes to income tax contingencies relating to pre-acquisition periods are adjusted through the purchase price allocation, first reducing goodwill, intangible assets associated with the business combination, and only after exhausting those amounts, reducing income tax expense.

IFRS – Changes to pre-acquisition tax uncertainties beyond twelve months of the acquisition date are recorded to the income statement.

INCOME TAX EFFECT OF OTHER RECONCILING DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS

Differences from income taxes include the deferred tax effect on earnings of pre-tax differences between Canadian GAAP and IFRS described above.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
APPENDIX E

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of quarterly consolidated operating results for Thomson Reuters:

	Quarter ended			Quarter ended			Quarter ended			Quarter ended
(millions of U.S. dollars,	March 31			June 30			September 30			December 31
except per share amounts)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Revenues	1,834	1,662	1,500	3,128	1,805	1,624	3,333	1,796	1,617	3,412	2,033	1,850
Operating profit	216	225	208	295	352	306	493	310	312	689	410	422
Earnings from continuing operations	193	209	204	179	262	197	392	314	206	641	311	305
Discontinued operations, net of tax	1	15	(67)	(6)	115	(24)	(11)	2,655	213	16	123	86
Net earnings	194	224	137	173	377	173	381	2,969	419	657	434	391
Dividends declared on preference shares	(2)	(1)	(1)	(1)	(2)	(2)	(1)	(1)	(1)	(1)	(2)	(1)
Earnings attributable to common and ordinary shares	192	223	136	172	375	171	380	2,968	418	656	432	390
Basic earnings per share
From continuing operations	$0.30	$0.32	$0.31	$0.22	$0.41	$0.30	$0.47	$0.49	$0.32	$0.77	$0.48	$0.47
From discontinued operations	0.00	0.03	(0.10)	(0.00)	0.18	(0.03)	(0.01)	4.14	0.33	0.02	0.19	0.14
	$0.30	$0.35	$0.21	$0.22	$0.59	$0.27	$0.46	$4.63	$0.65	$0.79	$0.67	$0.61
Diluted earnings per share
From continuing operations	$0.30	$0.33	$0.31	$0.22	$0.40	$0.30	$0.47	$0.49	$0.32	$0.77	$0.48	$0.47
From discontinued operations	0.00	0.02	(0.10)	(0.00)	0.18	(0.04)	(0.01)	4.12	0.33	0.02	0.19	0.14
	$0.30	$0.35	$0.21	$0.22	$0.58	$0.26	$0.46	$4.61	$0.65	$0.79	$0.67	$0.61

Historically, our revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Our operating margins historically increased as the year progressed. For these reasons, the performance of our businesses were not comparable quarter to consecutive quarter and were best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, and because we disposed of our former Learning business in 2007, which was a highly seasonal business, we anticipate that the seasonality of our revenues and operating profits will now be slightly less pronounced.

Results for Reuters are included in our consolidated financial statements as of April 17, 2008, the closing date of the acquisition, and reflect the continuing costs of our integration and synergy programs thereafter. All quarters ended prior to and including the quarter ended March 31, 2008 reflect the results of Thomson only.

In the quarter ended June 30, 2008, operating profit and earnings from continuing operations reflected an impairment on assets held for sale. In the quarter ended March 31, 2008, operating profit and earnings reflected expenses associated with the Reuters transaction. In the quarter ended September 30, 2007, earnings from discontinued operations reflected a gain on the sale of Thomson Learning’s higher education, careers and library reference businesses. In the quarter ended March 31, 2006, earnings from continuing operations and net earnings reflected the recognition of certain tax credits.

THOMSON REUTERS	ANNUAL REPORT 2008

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the board of directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors. The board of directors has approved the information contained in the accompanying consolidated financial statements.

/s/ Thomas H. Glocer
Thomas H. Glocer
Chief Executive Officer

/s/ Robert D. Daleo
Robert D. Daleo
Executive Vice President and Chief Financial Officer
March 20, 2009

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is a process that was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles with accompanying reconciliation to U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Thomas H. Glocer
Thomas H. Glocer
Chief Executive Officer

/s/ Robert D. Daleo
Robert D. Daleo
Executive Vice President and Chief Financial Officer
March 20, 2009

THOMSON REUTERS	ANNUAL REPORT 2008

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Thomson Reuters Corporation:

We have completed integrated audits of Thomson Reuters Corporation’s 2008, 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Thomson Reuters Corporation (the “Company”) as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings, cash flows and changes in shareholders’ equity for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for uncertain income tax positions effective January 1, 2007.

Internal Control over Financial Reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 26, 2009

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS

	Year ended December 31
(millions of U.S. dollars, except per share amounts)	2008	2007	2006
Revenues	11,707	7,296	6,591
Cost of sales, selling, marketing, general and administrative expenses	(8,700)	(5,275)	(4,665)
Depreciation (notes 12 and 13)	(831)	(468)	(438)
Amortization (note 14)	(411)	(256)	(240)
Impairment of assets held for sale (note 4)	(72)	–	–
Operating profit	1,693	1,297	1,248
Net other income (expense) (note 6)	304	(34)	1
Net interest expense and other financing costs (note 7)	(224)	(12)	(221)
Income taxes (note 8)	(351)	(155)	(116)
Tradeweb ownership interests, net of tax (note 21)	(17)	–	–
Earnings from continuing operations	1,405	1,096	912
Earnings from discontinued operations, net of tax (note 9)	–	2,908	208
Net earnings	1,405	4,004	1,120
Dividends declared on preference shares (note 17)	(5)	(6)	(5)
Earnings attributable to Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares	1,400	3,998	1,115
Earnings per share (note 10)
Basic earnings per share:
From continuing operations	$1.82	$1.70	$1.41
From discontinued operations	–	$4.54	$0.32
Basic earnings per share	$1.82	$6.24	$1.73
Diluted earnings per share:
From continuing operations	$1.81	$1.69	$1.41
From discontinued operations	–	$4.51	$0.32
Diluted earnings per share	$1.81	$6.20	$1.73

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
CONSOLIDATED BALANCE SHEET

	December 31
(millions of U.S. dollars)	2008	2007
ASSETS
Cash and cash equivalents	841	7,497
Accounts receivable, net of allowances of $124 million (2007 – $81 million) (note 11)	1,780	1,565
Prepaid expenses and other current assets	952	512
Deferred income taxes (note 8)	100	104
Current assets	3,673	9,678
Computer hardware and other property, net (note 12)	1,555	731
Computer software, net (note 13)	1,298	721
Identifiable intangible assets, net (note 14)	8,596	3,438
Goodwill (note 15)	19,348	6,935
Other non-current assets	1,550	1,328
Total assets	36,020	22,831
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Short-term indebtedness (note 16)	13	183
Accounts payable and accruals	2,710	1,536
Deferred revenue	1,196	1,108
Current portion of long-term debt and finance lease obligations (note 16)	672	412
Current liabilities	4,591	3,239
Long-term debt and finance lease obligations (note 16)	6,834	4,264
Other non-current liabilities	1,723	783
Deferred income taxes (note 8)	2,674	974

Minority interest in equity of consolidated affiliate (note 21)	72	-

Shareholders’ equity
Capital (note 17)	11,135	2,932
Retained earnings	10,969	10,355
Accumulated other comprehensive (loss) income	(1,978)	284
Total shareholders’ equity	20,126	13,571
Total liabilities and shareholders’ equity	36,020	22,831
Contingencies (note 19)

The related notes form an integral part of these consolidated financial statements.

Approved by the Board

/s/ David Thomson
David Thomson
Director

/s/ Thomas H. Glocer
Thomas H. Glocer
Director

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings	1,405	4,004	1,120
Remove earnings from discontinued operations	–	(2,908)	(208)
Add back (deduct) items not involving cash:
Depreciation (notes 12 and 13)	831	468	438
Amortization (note 14)	411	256	240
Net gains on disposals of businesses and investments (note 6)	(35)	(8)	(47)
Impairment of assets held for sale (note 4)	72	–	–
Deferred income taxes (note 8)	32	(124)	(121)
Other, net	(125)	258	204
Changes in working capital and other items (note 23)	192	(136)	(73)
Cash (used in) provided by operating activities – discontinued operations (note 9)	(22)	6	572
Net cash provided by operating activities	2,761	1,816	2,125
INVESTING ACTIVITIES
Acquisitions, less cash acquired of $473 million (2007 – $19 million, 2006 – $11 million) (note 20)	(8,502)	(488)	(744)
(Payments for) proceeds from disposals of discontinued operations, net of income taxes paid (note 9)	(65)	7,151	81
Proceeds from other disposals, net of income taxes paid	244	18	88
Capital expenditures, less proceeds from disposals of $36 million (2007 – $3 million, 2006 – $3 million)	(906)	(608)	(452)
Other investing activities	(26)	(37)	(26)
Capital expenditures of discontinued operations (note 9)	–	(97)	(185)
Other investing activities of discontinued operations	(7)	(2)	(17)
Acquisitions by discontinued operations	–	(54)	(35)
Net cash (used in) provided by investing activities	(9,262)	5,883	(1,290)
FINANCING ACTIVITIES
Proceeds from debt (note 16)	7,600	794	–
Repayments of debt (note 16)	(5,487)	(249)	(88)
Net (repayments) borrowings under short-term loan facilities	(1,065)	(180)	108
Purchase of sterling call options (note 16)	–	(76)	–
Repurchase of common and ordinary shares (note 17)	(522)	(168)	(412)
Dividends paid on preference shares (note 17)	(5)	(6)	(5)
Dividends paid on common and ordinary shares (note 17)	(596)	(612)	(553)
Dividend payable assumed from Reuters Group PLC (note 17)	(246)	–	–
Other financing activities, net	207	33	38
Net cash used in financing activities	(114)	(464)	(912)
Translation adjustments	(41)	(72)	4
(Decrease) increase in cash and cash equivalents	(6,656)	7,163	(73)
Cash and cash equivalents at beginning of period	7,497	334	407
Cash and cash equivalents at end of period	841	7,497	334

Supplemental cash flow information is provided in notes 7 and 23.
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(millions of U.S. dollars)	Stated share capital [1]	Contributed surplus	Total capital	Retained earnings	Accumulated other comprehensive income (loss) (“AOCI”)	Total retained earnings and AOCI	Total
Balance, December 31, 2007	2,727	205	2,932	10,355	284	10,639	13,571
Comprehensive income (loss):
Net earnings				1,405	–	1,405	1,405
Unrecognized net gain on cash flow hedges				–	4	4	4
Foreign currency translation adjustments				–	(2,103)	(2,103)	(2,103)
Net gain reclassified to income					(163)	(163)	(163)
Comprehensive income (loss)				1,405	(2,262)	(857)	(857)
Issuance of Thomson Reuters PLC shares	96	8,130	8,226				8,226
Dividends declared on preference shares				(5)	–	(5)	(5)
Dividends declared on common shares and ordinary shares				(786)	–	(786)	(786)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	190	–	190				190
Repurchases of shares (note 17)	(9)	(513)	(522)				(522)
Effect of stock compensation plans	46	263	309				309
Balance, December 31, 2008	3,050	8,085	11,135	10,969	(1,978)	8,991	20,126

(millions of U.S. dollars)	Stated share capital [1]	Contributed surplus	Total capital	Retained earnings	AOCI	Total retained earnings and AOCI	Total
Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481
Opening balance adjustment for income tax accounting change (note 2)				(33)	–	(33)	(33)
Balance, January 1, 2007	2,642	157	2,799	7,136	513	7,649	10,448
Comprehensive income:
Net earnings				4,004	–	4,004	4,004
Unrecognized net loss on cash flow hedges				–	(63)	(63)	(63)
Foreign currency translation adjustments				–	89	89	89
Net gain reclassified to income				–	(255)	(255)	(255)
Comprehensive income				4,004	(229)	3,775	3,775
Dividends declared on preference shares				(6)	–	(6)	(6)
Dividends declared on common shares				(628)	–	(628)	(628)

Common shares issued under DRIP	16	–	16				16
Repurchase of common shares (note 17)	(17)	–	(17)	(151)	–	(151)	(168)
Effect of stock compensation plans	86	48	134				134
Balance, December 31, 2007	2,727	205	2,932	10,355	284	10,639	13,571

1	Includes common, ordinary and preference share capital (note 17).
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(millions of U.S. dollars)	Stated share capital [1]	Contributed surplus	Total capital	Retained earnings	AOCI	Total retained earnings and AOCI	Total
Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963
Comprehensive income:
Opening balance adjustment for net deferred gain on cash flow hedges (note 2)				–	51	51	51
Balance, January 1, 2006	2,599	127	2,726	6,992	296	7,288	10,014
Net earnings				1,120	–	1,120	1,120
Unrecognized net gain on cash flow hedges				–	8	8	8
Foreign currency translation adjustments				–	230	230	230
Net gain reclassified to income				–	(21)	(21)	(21)
Comprehensive income				1,120	217	1,337	1,337
Dividends declared on preference shares				(5)	–	(5)	(5)
Dividends declared on common shares				(567)	–	(567)	(567)
Common shares issued under DRIP	14	–	14				14
Repurchase of common shares (note 17)	(41)	–	(41)	(371)	–	(371)	(412)
Effect of stock compensation plans	70	30	100				100
Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481

1	Includes common, ordinary and preference share capital (note 17).
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 1: SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

General Business Description

Thomson Reuters operates under a dual listed company (“DLC”) structure and has two parent companies, Thomson Reuters Corporation and Thomson Reuters PLC (collectively, “Thomson Reuters”). Thomson Reuters Corporation (also referred to as the “Company”) is an Ontario, Canada corporation, and Thomson Reuters PLC is a public limited company registered in England and Wales. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. Thomson Reuters Corporation and Thomson Reuters PLC are separate publicly listed companies. Thomson Reuters Corporation common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and its Series II preference shares are listed on the TSX. Thomson Reuters PLC ordinary shares are admitted to the official list of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. Thomson Reuters PLC American Depositary Shares (“ADSs”), each of which represents six ordinary shares, are listed on the Nasdaq Global Select Market. The boards of the two companies are comprised of the same individuals, as are the companies’ executive management.

Principles of Consolidation

The consolidated financial statements of Thomson Reuters Corporation include the accounts of both Thomson Reuters Corporation and Thomson Reuters PLC, and their respective subsidiaries, and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The results of Reuters are included in the accounts of Thomson Reuters from April 17, 2008.

Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity. Foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive income. Other currency gains or losses are included in earnings.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “£” are to British pounds sterling.

Revenue Recognition

Revenues are recognized, net of estimated returns, when the following four criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectability is probable.

Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer, customer acceptance has been obtained or such acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Revenue from sales of third party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction. Several factors are considered to determine whether the Company is an agent or principal, most notably whether the Company is the primary obligor to the customer, has inventory risk or adds meaningful value to the vendor’s product or service. Consideration is also given to whether the Company was involved in the selection of the vendor’s product or service, has latitude in establishing the sales price, or has credit risk.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

SUBSCRIPTION-BASED PRODUCTS (EXCLUDING SOFTWARE)

Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

MULTIPLE ELEMENT ARRANGEMENTS

When a sales arrangement requires the delivery of more than one product or service that have value on a stand-alone basis, the individual deliverables are accounted for separately, if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, utilizing the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

SOFTWARE-RELATED PRODUCTS AND SERVICES

License fees are generally recognized ratably on a straight-line basis over the license period when the Company has an ongoing obligation over the license period. Alternatively, if there is neither an associated license period nor significant future obligations, revenues are recognized upon delivery.

Certain software arrangements include implementation services. Consulting revenues from these arrangements are accounted for separately from software license revenues if the arrangements qualify as service transactions as defined in Statement of Position 97-2, Software Revenue Recognition. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then software license revenue is generally recognized together with the consulting services using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services. For certain of these arrangements, a customer’s obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognized as a percentage of completed work using the Company’s costs as the measurement factor.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

OTHER SERVICE CONTRACTS

For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures.

Employee Future Benefits

For defined benefit pension plans and other post-retirement benefits, the net periodic pension expense is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable.

Payments to defined contribution plans are expensed as incurred, which is as the related employee service is rendered.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Long-Lived Assets

Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.

Computer Hardware and Other Property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3–5 years
Buildings and building improvements	5–40 years
Furniture, fixtures and equipment	3–10 years

Computer Software

CAPITALIZED SOFTWARE FOR INTERNAL USE

Certain costs incurred in connection with the development of software to be used internally are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated balance sheet. These costs are amortized over their expected useful lives, which range from three to ten years. The amortization expense is included in “Depreciation” in the consolidated statement of earnings.

THOMSON REUTERS	ANNUAL REPORT 2008

CAPITALIZED SOFTWARE TO BE MARKETED

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are also included in “Computer software, net” in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and the related amortization expense is included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

IDENTIFIABLE INTANGIBLE ASSETS

Certain trade names with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Trade names	2–27 years
Customer relationships	2–32 years
Databases and content	2–25 years
Publishing rights	30 years
Other	2–27 years

Identifiable intangible assets with finite lives are tested for impairment as described under “Long-Lived Assets” above.

Selected trade names comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of trade names is determined using an income approach, specifically the relief from royalties method.

GOODWILL

Goodwill is tested for impairment on a “reporting unit” level. A reporting unit is a business for which: (a) discrete financial information is available; and (b) segment management regularly reviews the operating results of that business. Two or more businesses shall be aggregated and deemed a single reporting unit if the businesses have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:

•
In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•
In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.

The fair values of the Company’s reporting units are determined based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like businesses. Details of the testing performed in 2008 are included in note 15.

Equity Investments in Associates and Investments in Joint Ventures

Equity investments represent ownership interests over which the Company has significant influence. Equity investments in associates are initially recognized at cost and subsequently accounted for by the equity method of accounting. Joint ventures represent equity ownership interests over which the Company has joint control with one or more unaffiliated entities. Joint ventures are proportionately consolidated based upon the Company’s ownership percentage.

Disposal of Long-Lived Assets and Discontinued Operations

Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a twelve month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Financial Instruments

The Company’s financial instruments are comprised of the following:

•	assets and liabilities accounted for at cost, or amortized cost, which include accounts receivable, notes receivable, short-term indebtedness and accounts payable and accruals; and

•	assets and liabilities accounted for at fair value, which include cash and cash equivalents, available-for-sale investments, derivative instruments and associated debt instruments.

DERIVATIVE INSTRUMENTS / HEDGING

In the ordinary course of business, Thomson Reuters enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

•	cross-currency swap agreements to hedge foreign currency exposures on non-U.S. dollar-denominated debt;

•	foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson Reuters subsidiary;

•
interest rate swap agreements to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based; and

•	treasury lock agreements to hedge against changes in interest rates for anticipated debt offerings.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative’s effectiveness are performed.

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on cross currency swap agreements designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign currency contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Gains and losses on treasury lock agreements are reported as other comprehensive income until settlement. These gains and losses are then recognized in interest expense over the life of the hedged debt. Certain derivative instruments, while providing effective economic hedges, are not designated as hedges. Changes in the fair value of any derivatives that are not designated as hedges are recognized within “Net other income (expense)” in the Company’s consolidated statement of earnings.

PURCHASE AND SALE OF FINANCIAL ASSETS

Purchases and sales of financial assets are recognized on the settlement date, which is the date that the asset is delivered to, or by, the Company.

EMBEDDED DERIVATIVES

The Company has embedded foreign currency derivatives in certain revenue and purchase contracts where the currency of the contract is different from the functional currencies of the parties involved. These derivatives are accounted for as separate instruments from the host contracts when their economic characteristics and risks are not closely related to those of the host contract. These derivatives are measured at fair value at each balance sheet date using forward exchange market rates. Changes in their fair values are recognized in the Company’s consolidated statement of earnings.

Stock-Based Compensation Plans

STOCK INCENTIVE PLAN

Under its stock incentive plan, Thomson Reuters may grant stock options, restricted share units (“RSUs”), performance restricted share units (“PRSUs”) and other equity-based awards to certain employees for a maximum of up to 50,000,000 Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares. All grants through December 31, 2008 relate to Thomson Reuters Corporation common shares. There have been no grants related to Thomson Reuters PLC ordinary shares, though the plan permits such grants.

STOCK OPTIONS

Options vest over a period of four to five years. The maximum term of an option is ten years from the date of grant. Options under the plan have been granted at the closing price of Thomson Reuters Corporation common shares on the day prior to the grant date. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.

RESTRICTED SHARE UNITS

RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of Thomson Reuters Corporation common shares on the day prior to the grant date.

THOMSON REUTERS	ANNUAL REPORT 2008

PERFORMANCE RESTRICTED SHARE UNITS

The Company issues PRSUs as part of a long-term incentive program for certain senior executives. PRSUs give the holder the right to receive one Thomson Reuters Corporation common share for each unit that vests on the vesting date. PRSUs initially granted may vest depending upon the Company’s performance over a three-year performance period against pre-established performance goals. Compensation expense related to each PRSU grant is recognized over the three-year performance period based upon the closing price of Thomson Reuters Corporation common shares on the day prior to the grant date and the number of units expected to vest.

PHANTOM STOCK PLAN

Awards under the phantom stock plan are granted in the form of stock appreciation rights (“SARs”). Such awards are payable in cash, and compensation expense is recognized as the SARs change in value based on the fair market value of the Company’s common shares at the end of each reporting period.

EMPLOYEE STOCK PURCHASE PLAN

The Company maintains an employee stock purchase plan whereby eligible employees can purchase Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The discount is expensed as incurred. All plan activity through December 31, 2008 related to Thomson Reuters Corporation common shares.

NOTE 2: CHANGES IN ACCOUNTING POLICIES

Income Taxes

Effective January 1, 2007, the Company voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, the Company recorded a noncash charge of $33 million to its opening retained earnings as of January 1, 2007, with an offsetting increase to non-current liabilities.

Under its policy for accounting for uncertain tax positions, the Company evaluates a tax position using a two-step process:

•
First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

•
Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

The Company believes that this new policy will provide reliable and more relevant information because all tax positions of the Company will be affirmatively evaluated for recognition, derecognition and measurement using a consistent threshold of more-likely-than-not, based on the technical merits of a tax position. In addition, the Company will be providing more information about uncertainty related to income tax assets and liabilities.

The Company was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and the Company has concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

The Company will continue to recognize interest and penalties on underpayment of income taxes as an income tax expense.

Financial Instruments and Comprehensive Income

As of December 31, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3862, Financial Instruments – Disclosures (see notes 16 and 17).

Effective January 1, 2006, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged item is a future cash flow, or a “fair value hedge”, when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:

•
an increase of $53 million to “Other non-current assets” and “Accumulated other comprehensive income” in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•
a reclassification of $5 million from “Other current assets” and $3 million from “Other current liabilities” to “Accumulated other comprehensive income” in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

•
an increase of $16 million to “Other non-current assets” and “Long-term debt” in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

•	a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income.”

The adoption of these new standards had no material impact on the Company’s consolidated statement of earnings. The unrealized gains and losses included in “Accumulated other comprehensive income” were recorded net of taxes, which were nil.

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA (“EIC”) issued Abstract 161, Discontinued Operations (“EIC-161”). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company’s consolidated financial statements.

Stock-Based Compensation

In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (“EIC-162”), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements

GOODWILL AND INTANGIBLE ASSETS

In February 2008, the CICA issued CICA 3064, Goodwill and Intangible Assets, which replaces CICA 3062 and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard expands on the criteria of when intangible assets can be recognized to include internally developed intangible assets and is effective for the Company as of January 1, 2009. The Company does not believe the adoption of this standard will have a significant impact on its financial statements.

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

On January 20, 2009, the EIC issued Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), which provides further guidance on the determination of the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. EIC-173 concluded that when determining the fair value of financial assets and financial liabilities, the entity should consider its own credit risk as well as the credit risk of the counterparty. This abstract should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The Company does not believe the adoption of this standard will have a significant impact on its financial statements.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS FROM CANADIAN GAAP

In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) by 2011 to replace Canadian GAAP. The Canadian securities regulatory authorities have approved Thomson Reuters application to early adopt IFRS in 2009.

The Company will initially file its quarterly report for the three months ended March 31, 2009 (“Q1 2009 quarterly report”) under Canadian GAAP and continue to provide a voluntary reconciliation of earnings and equity from Canadian GAAP to IFRS for the respective periods presented. Prior to the issuance of the quarterly report for the period ended June 30, 2009, the Company expects to amend the Q1 2009 quarterly report to present the interim financial statements and footnotes in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). In addition, the amended report will include restated 2008 annual and interim financial statement information to be consistent with the new IFRS basis, as well as reconciliations of equity and net earnings for the previously reported Canadian GAAP amounts.

THOMSON REUTERS	ANNUAL REPORT 2008

NOTE 3: ACQUISITION OF REUTERS GROUP PLC

Overview

On April 17, 2008, Thomson acquired Reuters by implementing a DLC structure as described in note 1 resulting in two parent companies, Thomson Reuters Corporation and Thomson Reuters PLC, operating the business of Thomson Reuters.

•	The two parent companies have identical boards and executive management teams;

•	Shareholders of each parent company have comparable rights and benefits as if they held shares in one company carrying on the Thomson Reuters business; and

•	The operations of Reuters were combined with the former Thomson Financial segment to create a global leader in electronic information services, trading systems and news.

Required Divestitures

In order to obtain antitrust clearance for the transaction, in 2008 Thomson Reuters sold a copy of the Thomson Fundamentals (Worldscope), Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. These sales included copies of the databases, source data and training materials, as well as certain contracts and selected employees connected to the databases. The required sales did not have any material adverse effect on the Company’s revenues or profitability and are not expected to have any material impact on the synergies anticipated to be generated by the transaction.

Consideration

Reuters was indirectly acquired by Thomson Reuters PLC. Under the terms of the acquisition:

•	All of the issued and outstanding Reuters ordinary shares were cancelled; and

•	Reuters shareholders received, for each Reuters ordinary share held

°	352.5 pence in cash (a total of $8,450 million paid on May 1, 2008); and

°	0.16 Thomson Reuters PLC ordinary shares (a total of 194,107,278 issued on closing, April 17, 2008).

Thomson Reuters funded the cash consideration component of the transaction using proceeds from the sale of its Thomson Learning businesses as well as borrowings under an acquisition credit facility. See note 16 for further discussion on acquisition-related borrowings and repayments.

Thomson Reuters PLC ordinary shares were valued at approximately $8.2 billion, or $42.38 per share using the average share price two days before and after May 15, 2007, the date of the announcement of the acquisition. The par value of Thomson Reuters PLC ordinary shares was changed from £10 to 25 pence shortly after the acquisition closed.

Subject to certain exceptions, the 33,670,064 options and awards outstanding under Reuters share-based employee compensation plans vested and became fully exercisable prior to the close of the acquisition. Upon exercise, holders were entitled to the same consideration for each share of Reuters that would have been received. The fair value of the outstanding options, determined using the Black-Scholes pricing model, was $195 million and was included in the purchase consideration. Unexercised options expired during the fourth quarter of 2008.

Based on the issued shared capital of Thomson Reuters Corporation and of Thomson Reuters PLC as of April 17, 2008, The Woodbridge Company Limited and other companies affiliated with it (“Woodbridge”) had a voting interest in Thomson Reuters of approximately 53%. Woodbridge is the principal and controlling shareholder of Thomson Reuters and had a 55% voting interest in Thomson Reuters as of December 31, 2008.

Purchase Price Allocation

The acquisition has been accounted for using the purchase method and the results of Reuters have been included in the consolidated statement of earnings for the year ended December 31, 2008, beginning on April 17, 2008, the closing date of the acquisition.
The purchase consideration was as follows:

(millions of U.S. dollars)
Cash	8,450
Ordinary shares, Thomson Reuters PLC	8,226
Reuters Group PLC options	195
Transaction costs	138
Total purchase consideration	17,009

For its interim 2008 reporting, the Company preliminarily allocated the total purchase consideration to acquired net tangible and identifiable intangible assets based on their estimated fair values as of April 17, 2008. During the fourth quarter of 2008, the Company adjusted its purchase price allocation to reflect the final valuation of the fair values of net tangible and identifiable assets as of April 17, 2008. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill and will not be deductible for tax purposes.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

The following table reconciles the differences between the preliminary and final purchase price allocation.

	Purchase price allocation
	Original
(millions of U.S. dollars)	estimate	Change	Final
Assets
Cash and cash equivalents	465	–	465
Accounts receivable, net of allowances	1,460	(13)	1,447
Prepaid expenses and other current assets	391	(31)	360
Deferred income taxes	93	(35)	58
Current assets	2,409	(79)	2,330
Computer hardware and other property, net	1,042	(45)	997
Computer software, net	1,100	(568)	532
Identifiable intangible assets, net	5,400	1,183	6,583
Goodwill	12,950	469	13,419
Other non-current assets	918	(229)	689
Total assets	23,819	731	24,550
Liabilities
Short-term indebtedness	895	–	895
Accounts payable and accruals	1,497	141	1,638
Deferred revenue	926	(5)	921
Current portion of long-term debt and finance lease obligations	409	47	456
Current liabilities	3,727	183	3,910
Long-term debt and finance lease obligations	851	(36)	815
Other non-current liabilities	458	332	790
Deferred income taxes	1,774	252	2,026
Total liabilities	6,810	731	7,541
Total	17,009	–	17,009
See note 8 for further discussion regarding uncertain tax positions.

Intangible Assets

The fair values of intangible assets acquired and their respective estimated useful lives as at April 17, 2008 are as set forth below. To estimate fair value, the Company considered, among other factors, the intended future use of acquired assets as well as projected performance:

(millions of U.S. dollars)	Fair value	Useful life
Trade names	2,397	Indefinite
Customer relationships	4,171	14–16 years
Other	15	3 years
Identifiable intangible assets	6,583
Developed technology	532	3–10 years

“Customer relationships” represent the underlying relationships with existing customers. “Other” includes databases and images. “Developed technology” primarily represents acquired software which processes data and provides customers access to databases and subscription services, as well as applications sold directly to customers.

NOTE 4: IMPAIRMENT OF ASSETS

Held for Sale

In conjunction with the Company’s decision to sell its Dialog business, the Company recognized a charge of $72 million for the impairment of Dialog’s intangible assets. This business was not classified as a discontinued operation as the Company will continue to receive revenues associated with Dialog’s operations.

THOMSON REUTERS	ANNUAL REPORT 2008

NOTE 5: INTEGRATION AND SYNERGY PROGRAMS

As a consequence of the Reuters acquisition, the Company announced an integration and synergy program directed at integrating the acquired Reuters business and capturing cost synergies. Its primary objective is the integration of Thomson Financial with Reuters, which now comprise the Markets division, but it also includes efforts to integrate shared services and corporate functions across Thomson Reuters. Thomson Reuters also continues to incur expenses for legacy transformational initiatives pursued by Thomson and Reuters separately. Because these are corporate initiatives, incremental expenses which are directed at capturing these cost savings are reported within the Corporate and Other segment. The various initiatives are expected to be completed in 2011. The Company will incur restructuring costs, including severance and losses on lease terminations and other cancellations of contracts. Certain costs will qualify to be recorded as part of goodwill and the remainder will be expensed.

The following table presents the balances and activity of the Company’s liabilities for restructuring costs, which were included in accounts payable and accruals and other non-current liabilities, as at and for the year ended December 31, 2008:

	Balance at	Additions				Balance at
Type of Cost	January 1, 2008	Acquisition-related[1]	Charges[2]	Utilization	Translation	December 31, 2008
Severance	12	120	69	(109)	(17)	75
Lease cancellation	-	11	-	-	-	11
Total	12	131	69	(109)	(17)	86

1	Included in goodwill

2	Included in cost of sales, selling, marketing, general and administrative expenses.

In 2008, the Company incurred $362 million of expenses associated with integration and synergy programs. Of this amount, $329 million related to integration programs and primarily consisted of severance and consulting expenses as well as costs associated with certain technology initiatives and branding. The remaining $33 million related to legacy efficiency initiatives and primarily consisted of severance costs as well as consulting fees related to a company-wide enterprise resource planning (ERP) system.

In 2007, the Company incurred $153 million (2006 – $60 million) of expenses associated with THOMSONplus. In 2006, the Company announced the THOMSONplus program, a series of initiatives, directed at transforming Thomson into a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The program resulted in the elimination of certain positions and the relocation of others to lower cost locations, including those resulting from the establishment of a facility in Hyderabad, India to perform certain finance functions. In each period, these expenses consisted primarily of consulting fees and severance costs. The consulting costs primarily related to the Company’s efforts to deploy a company-wide ERP system as well as efforts to improve the customer service infrastructure. The severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers, efforts to streamline the operations of Thomson Financial and the restructuring of Legal’s North American sales force. In 2007, the charges included costs associated with the restructuring of Legal’s North American sales force. In 2006, the Company incurred $9 million of additional expenses from severance and vacated leased properties associated with businesses classified as discontinued operations.

Restructuring activities represented approximately $91 million of the expense for 2007. The liabilities associated with these restructuring activities were not material as of December 31, 2007.

NOTE 6: NET OTHER INCOME (EXPENSE)

The components of net other income (expense) include:

	Year ended December 31
	2008	2007	2006
Net gains due to changes in foreign currency exchange rates	230	––	––
Net losses on freestanding derivative instruments	(7)	(49)	–
Net gains on disposals of businesses and investments	35	8	47
Equity in (losses)/earnings of unconsolidated affiliates	(1)	4	–
Other income (expense), net	47	3	(46)
Net other income (expense)	304	(34)	1

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS
CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

Net Gains due to Changes in Foreign Currency Exchange Rates

In 2008, the Company realized net gains of $276 million from changes in foreign currency exchange rates on certain intercompany funding arrangements. Foreign currency gains and losses on intercompany arrangements are recognized in the statement of earnings when such arrangements are settled or when they are not considered permanent in nature. In 2008, the Company also incurred losses related to changes in foreign currency exchange rates on the cash consideration for the Reuters acquisition, for which a British pound sterling liability was incurred on the closing date of April 17, 2008, but not paid until the May 1, 2008 settlement date.

Net Losses on Freestanding Derivative Instruments

In 2008 and 2007, net losses on freestanding derivative instruments included the loss on the fair value of British pound sterling call options acquired in the third quarter of 2007 as part of the Company’s hedging program to mitigate exposure to the $/£ exchange rate on the cash consideration paid for Reuters. Additionally, results for 2008 reflected gains on swaps designated to cover certain intercompany funding arrangements as well as losses incurred on derivative instruments previously used by Reuters to hedge positions, which were settled shortly after the close of the acquisition.

Net Gains on Disposals of Businesses and Investments

In 2008, the Company recognized a gain from the sale of a copy of the Worldscope database. See the section entitled “Required Divestitures” in note 3. For 2006, net gains on disposals of businesses and investments were comprised primarily of a gain on the sale of an equity investment.

Other Income (Expense), Net

2008 other income, net, primarily comprised a gain on the sale of a building as well as the reversal of a legal reserve associated with a previously-held equity investment. For 2006, other expense, net, primarily related to a legal reserve representing the Company’s portion of the cash settlement paid in 2007 related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit.

NOTE 7: NET INTEREST EXPENSE AND OTHER FINANCING COSTS

The components of net interest expense and other financing costs include:

	Year ended December 31
	2008	2007	2006
Interest income	164	230	24
Interest expense on short-term indebtedness	(9)	(19)	(26)
Interest expense on long-term debt	(379)	(223)	(219)
	(224)	(12)	(221)

Interest paid on short-term indebtedness and long-term debt during 2008 was $297 million (2007 – $230 million, 2006 – $244 million) and interest received during 2008 was $165 million (2007 – $224 million, 2006 – $25 million).

NOTE 8: INCOME TAXES

The components of earnings (loss) from continuing operations before taxes by jurisdiction are as follows:

	Year ended December 31
	2008	2007	2006
Canada	(436)	(206)	(242)
U.S. and other jurisdictions	2,209	1,457	1,270
Total earnings before taxes	1,773	1,251	1,028

The provision for income taxes on continuing operations consisted of:

	Year ended December 31
	2008	2007	2006
Canada:
Current	8	1	1
Deferred	–	(46)	(20)
Total Canadian	8	(45)	(19)
U.S. and other jurisdictions:
Current	311	278	236
Deferred	32	(78)	(101)
Total U.S. and other jurisdictions	343	200	135
Total worldwide	351	155	116

The significant types of temporary differences, and the deferred tax assets and liabilities of the Company at December 31 to which they give rise, are as follows:

	2008	2007
Accrued expenses	153	182
Deferred and stock-based compensation	153	136
Accounts receivable allowances	45	27
Tax losses and credits	1,756	1,013
Other	208	81
Total deferred tax asset	2,315	1,439
Valuation allowance	(1,395)	(395)
Net deferred tax asset	920	1,044
Intangible assets	(2,942)	(1,184)
Other long-lived assets[1]	(276)	(36)
Financial instruments	(130)	(539)
Pension	(45)	(130)
Other	(38)	–
Total deferred tax liability	(3,431)	(1,889)
Net deferred tax liability	(2,511)	(845)

1	Other long-lived assets include computer hardware and other property and computer software.

THOMSON REUTERS	ANNUAL REPORT 2008

The net deferred tax liability of $2,511 million (2007 – $845 million) was comprised of net current deferred tax assets of $100 million (2007 – $104 million), net current deferred tax liabilities of $25 million (2007 – nil), net long-term deferred tax liabilities of $2,674 million (2007 – $974 million) and net long-term deferred tax assets of $88 million (2007 – $25 million).

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. The following details the movements in the valuation allowance for the years ended December 31, 2008 and 2007:

	2008	2007
Balance at beginning of year	395	441
Additions due to losses with no benefit	151	7
Prior year Canadian net operating losses with no benefit [1]	–	107
Releases of valuation allowances to income	(18)	(21)
Increase (reduction) due to change in deferred tax liability related to debt instruments [2]	250	(244)
Acquisitions	1,034	–
Translation	(370)	113
Other items	(47)	(8)
Balance at end of year	1,395	395

1	Recognition results from a 2007 change in tax law.

2
Canadian tax losses are first offset by deferred tax liabilities not related to indefinite lived intangible assets before computing the required valuation allowance. The deferred tax liability decreased in 2008 (increased in 2007) from the revaluation of debt and currency swaps. As the deferred tax liability decreased, the requirement for the valuation allowance increased by the same amount

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	2008	2007	2006
Earnings before taxes	1,773	1,251	1,028
Income taxes at the Canadian corporate tax rate of 32.8% (2007 and 2006 – 35.4%)	582	443	364
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(416)	(302)	(276)
Additions to valuation allowance due to losses with no benefit	151	7	68
Releases of valuation allowances to income	(18)	(21)	(26)
Tax on debt instruments [1]	–	42	–
Impact of tax law changes	(3)	(14)	–
Net change to contingent tax liabilities	53	14	(5)
Other, net	2	(14)	(9)
Income tax provision on continuing operations	351	155	116

1	Represents tax on settlement of certain debt instruments for which there is no corresponding pre-tax income statement gain.

The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while the Company generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

At December 31, 2008, the Company had Canadian tax losses carried forward of $1,802 million, tax losses carried forward in other jurisdictions of $1,797 million, and U.S. state tax losses carried forward which, at current U.S. state rates, have an estimated value of $23 million. If not utilized, the majority of the Canadian tax losses carried forward will expire between 2009 and 2038, while the U.S. state tax losses carried forward expire between 2009 and 2028. The majority of the tax losses in other jurisdictions may be carried forward indefinitely. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company has $2,595 million of capital losses carried forward, which may only be used to offset future capital gains, and against which the Company has provided a full valuation allowance.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $11.1 billion at December 31, 2008. The majority of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is generally the Company’s intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if such undistributed earnings from non-Canadian subsidiaries were distributed by those companies, except where there are plans to make distributions in the foreseeable future. The Company has accrued $9 million of taxes for anticipated earnings distributions in 2009. The additional taxes on the remaining undistributed earnings are not practicably determinable.

The Company maintains liabilities for tax contingencies (or uncertain tax positions) associated with known issues under discussion with tax authorities and transactions yet to be settled. The Company regularly assesses the adequacy of these liabilities. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process (see note 19). A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2008	2007
Balance at beginning of year	150	205
Additions based upon tax provision related to current year	57	14
Additions for tax positions of prior years	1	6
Reductions for tax positions of prior years	(5)	(16)
Acquisitions	194	-
Settlements	(10)	(11)
Reductions due to translation, disposal of businesses, and other	(21)	(48)
Balance at end of year	366	150

If recognized, $123 million of these unrecognized benefits at December 31, 2008 would favorably affect the Company’s income tax expense.

During 2008, the Company recognized expense of $1 million for interest and penalties (2007 – $13 million expense, 2006 – $2 million income) within income tax expense in the consolidated statement of earnings. At December 31, 2008, December 31, 2007, and January 1, 2007, liabilities of $37 million, $29 million and $26 million, respectively, were accrued for interest and penalties associated with uncertain income tax positions.

As a result of audit examinations expected to be completed in 2009, the Company anticipates that it is reasonably possible that the unrecognized tax benefits at December 31, 2008, may be reduced by approximately $17 million within the next twelve months.

As a global company, Thomson Reuters and its subsidiaries are subject to numerous federal, state and provincial income tax jurisdictions. As of December 31, 2008, the tax years subject to examination by major jurisdiction are as follows:

Jurisdiction	Tax years
Canada – Federal and Ontario provincial	1997 to 2008
United States – Federal	2003 to 2008
United Kingdom	2006 to 2008

The Company has multiple years subject to examination in other jurisdictions in which it does business as well.

NOTE 9: DISCONTINUED OPERATIONS

Certain businesses were classified as discontinued operations in the consolidated financial statements for all periods presented. The required divestitures resulting from the acquisition of Reuters, which are described in note 3, did not qualify as discontinued operations as the Company retained ownership of the databases and the ability to market them.

2008 Activity

As of December 31, 2008, discontinued operations reflected the results of PLM, a provider of drug and therapeutic information in Latin America, formerly managed within the Healthcare segment. The Company continues to actively pursue the sale of this business.

2007 Activity

The most significant activity in 2007 related to Thomson Learning, which was sold in three separate transactions as follows:

•	Thomson Learning’s higher education, careers and library reference businesses for gross proceeds of approximately $7.6 billion and a post-tax gain of $2.7 billion;

•	NETg, a leading provider of continuing corporate education and training, for approximately $270 million and a post-tax loss of $10 million; and

•
Prometric, a provider of assessment services, for $310 million in cash and a 6% promissory note for approximately $79 million due in 2014. The promissory note was reflected in the financial statements at its estimated fair value of approximately $60 million to account for the difference between the market and stated rates of interest. The Company recognized a post-tax gain of $18 million related to this transaction.

THOMSON REUTERS	ANNUAL REPORT 2008

The Company also sold the following businesses in 2007:

•	GEE, a regulatory information business in the United Kingdom within the Legal segment;

•	Fakta, a regulatory information business in Sweden within the Legal segment;

•	New England Institutional Review Board, an ethical review board that monitors clinical research involving human subjects within the Healthcare segment;

•	CenterWatch, a provider of clinical research information within the Healthcare segment;

•	The business information and news operations within the Legal segment, which included the Company’s Market Research and NewsEdge businesses;

•	IOB, a Brazilian regulatory business within the Legal segment;

•	Thomson Medical Education, a provider of sponsored medical education within the Healthcare segment; and

•	The North American operations of Thomson Education Direct, a consumer-based distance learning career school.

2006 Activity

In 2006, the Company sold the following businesses:

•	Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider, which were both within the Legal segment;

•	Peterson’s, a college preparatory guide, and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities; and

•	American Health Consultants, a medical newsletter publisher and medical education provider within the Healthcare segment.

For the year ended December 31, 2007, discontinued operations included a gain of $263 million (2006 – $21 million) associated with currency translation adjustments on disposals which were released from “Accumulated other comprehensive income” in the consolidated balance sheet.

As of December 31, 2008 and 2007, the assets and liabilities of discontinued operations were not significant. The revenues and earnings from discontinued operations for the year ended December 31, 2008 were also not significant. The statement of earnings for discontinued operations for 2007 and 2006 are as follows:

Statement of Earnings

	Year ended December 31, 2007
	Legal	Learning	Healthcare	Other	Total
Revenues from discontinued operations	66	968	43	–	1,077
Earnings (loss) from discontinued operations before income taxes	(13)	25	(3)	(1)	8
Gain (loss) on sale of discontinued operations	(5)	3,699	138	–	3,832
Income taxes	18	(949)	(11)	10	(932)
Earnings from discontinued operations	–	2,775	124	9	2,908

	Year ended December 31, 2006
	Legal	Learning	Healthcare	Other	Total
Revenues from discontinued operations	131	2,393	129	–	2,653
Earnings (loss) from discontinued operations before income taxes	(17)	237	27	–	247
Gain on sale of discontinued operations	4	3	40	5	52
Income taxes	10	(84)	(24)	7	(91)
Earnings (loss) from discontinued operations	(3)	156	43	12	208

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Additionally, adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. These amounts, which principally relate to tax liabilities, are included in “Other” above.

“(Payments for) proceeds from disposals of discontinued operations, net of income taxes paid” within the consolidated statement of cash flow for the year ended December 31, 2008 represented cash paid for certain working capital adjustments and taxes. For the year ended December 31, 2007, such amounts primarily represented cash received from the sale of the Thomson Learning businesses, net of taxes paid on the sale. For the year ended December 31, 2006, such amounts represented cash received from the sale of Lawpoint, Law Manager, Peterson’s, K.G. Saur and American Health Consultants.

The carrying values of businesses disposed of during 2007 consisted of current assets of $975 million, non-current assets of $4,873 million, current liabilities of $517 million and noncurrent liabilities of $375 million as of the date of disposal.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 10: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing earnings attributable to Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares (collectively, “common and ordinary shares”) by the sum of the weighted-average number of common and ordinary shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of Thomson Reuters Corporation common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred share units have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional deferred share units based upon the dividend reinvestment plan as described in note 17.

Diluted earnings per share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per share.

Earnings used in determining earnings per share from continuing operations are presented below. Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	2008	2007	2006
Earnings from continuing operations	1,405	1,096	912
Dividends declared on preference shares	(5)	(6)	(5)
Earnings from continuing operations attributable to common and ordinary shares	1,400	1,090	907

The weighted-average number of common and ordinary shares outstanding, as well as a reconciliation of the weighted-average number of common and ordinary shares outstanding used in the basic earnings per share computation to the weighted-average number of common and ordinary shares outstanding used in the diluted earnings per share computation, is presented below:

	2008	2007	2006
Weighted-average number of common and ordinary shares outstanding	769,920,781	640,304,221	643,454,420
Vested deferred share units	916,831	853,497	677,104
Basic	770,837,612	641,157,718	644,131,524
Effect of stock and other incentive plans	4,341,415	3,273,078	1,894,821
Diluted	775,179,027	644,430,796	646,026,345

As of December 31, 2008, 13,303,615 outstanding stock options had exercise prices that were above the average market price. The effect of these options was not included in the diluted weighted average share calculation as their impact would have been anti-dilutive.

NOTE 11: ACCOUNTS RECEIVABLE

The aging of gross accounts receivable as of December 31, 2008 and 2007 were as follows:

	2008	2007
Current	1,350	1,252
Past due 0–30 days	192	144
Past due 31–60 days	167	93
Past due 61–90 days	60	55
Past due 91–180 days	70	64
Past due >181 days	65	38
Balance at end of year	1,904	1,646

The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2008	2007
Balance at beginning of year	81	97
Charges	187	164
Write-offs	(157)	(180)
Other	13	–
Balance at end of year	124	81

“Other” includes additions from acquisitions, including amounts associated with the Reuters acquisition, and the impact of foreign currency translation.

The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for potential credit losses. Potential for such losses is mitigated because the Company has no significant exposure to any single customer and because the Company follows a program of customer credit evaluation.

THOMSON REUTERS	ANNUAL REPORT 2008

NOTE 12: COMPUTER HARDWARE AND OTHER PROPERTY

Computer hardware and other property consist of the following:

			Net computer
			hardware
		Accumulated	and other
As of December 31, 2008	Cost	depreciation	property
Computer hardware	1,541	(921)	620
Land, buildings and building improvements	982	(262)	720
Furniture, fixtures and equipment	475	(260)	215
	2,998	(1,443)	1,555

			Net computer
			hardware
		Accumulated	and other
As of December 31, 2007	Cost	depreciation	property
Computer hardware	1,018	(697)	321
Land, buildings and building improvements	523	(234)	289
Furniture, fixtures and equipment	331	(210)	121
	1,872	(1,141)	731

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. Depreciation expense in 2008 was $410 million (2007 – $210 million, 2006 – $198 million).

NOTE 13: COMPUTER SOFTWARE

Computer software consists of the following:

		Accumulated	Net computer
As of December 31, 2008	Cost	depreciation	software
Capitalized software for internal use	2,972	(1,798)	1,174
Capitalized software to be marketed	348	(224)	124
	3,320	(2,022)	1,298

		Accumulated	Net computer
As of December 31, 2007	Cost	depreciation	software
Capitalized software for internal use	2,040	(1,419)	621
Capitalized software to be marketed	266	(166)	100
	2,306	(1,585)	721

Amortization expense for internal use computer software in 2008 was $421 million (2007 – $258 million, 2006 – $240 million) and was included in “Depreciation” in the consolidated statement of earnings. Amortization expense for software intended to be marketed in 2008 was $61 million (2007 – $43 million, 2006 – $25 million) and was included in “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings.

NOTE 14: IDENTIFIABLE INTANGIBLE ASSETS

Identifiable intangible assets consist of the following:

	Gross		Net
	Identifiable		identifiable
	intangible	Accumulated	intangible
As of December 31, 2008	assets	amortization	assets
Finite useful lives:
Trade names	264	(129)	135
Customer relationships	6,023	(990)	5,033
Databases and content	841	(458)	383
Publishing rights	1,192	(645)	547
Other	108	(68)	40
	8,428	(2,290)	6,138
Indefinite useful lives:
Trade names	2,458	–	2,458
	10,886	(2,290)	8,596

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As of December 31, 2007	assets	amortization	assets
Finite useful lives:
Trade names	250	(121)	129
Customer relationships	2,238	(804)	1,434
Databases and content	882	(465)	417
Publishing rights	1,275	(637)	638
Other	106	(61)	45
	4,751	(2,088)	2,663
Indefinite useful lives:
Trade names	775	–	775
	5,526	(2,088)	3,438

Amortization expense for identifiable intangible assets in 2008 was $411 million (2007 – $256 million, 2006 – $240 million). As of December 31, 2008, the weighted-average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives was approximately 17 years.

Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of trade names, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 15: GOODWILL

The following table presents goodwill by operating segment for the years ended December 31, 2008 and 2007.

		Tax &
	Legal	Accounting	Scientific	Healthcare	Markets [1]	Total
Balance at December 31, 2006	2,932	536	655	357	2,058	6,538
Acquisitions	24	193	37	–	14	268
Adjusted purchase price allocations	8	–	(2)	23	(2)	27
Translation and other, net	10	1	15	–	76	102
Balance at December 31, 2007	2,974	730	705	380	2,146	6,935
Reuters acquisition	–	–	–	–	13,419	13,419
All other acquisitions	31	129	–	–	5	165
Adjusted purchase price allocations	–	(20)	12	(1)	(1)	(10)
Translation and other, net	(51)	–	(44)	–	(1,066)	(1,161)
Balance at December 31, 2008	2,954	839	673	379	14,503	19,348

1 Markets includes Thomson Financial for all periods and Reuters from April 17, 2008.

The adjusted purchase price allocations primarily relate to finalized valuations of identifiable intangible assets for certain acquisitions, which decreased goodwill by $13 million (2007 – increase of $3 million) as well as the adjustment of certain acquisition-related assets and liabilities, which increased goodwill by $3 million (2007 – increase of $24 million).

The Company performed its annual test for goodwill impairment in the fourth quarter of 2008 in accordance with its policy described in note 1. The Company has 22 reporting units, of which the carrying values for 21 include goodwill. In the first step of the test, the fair values of its reporting units were determined using the weighted average of two methods: an income approach based on the present value of expected future cash flows and a market approach based on earnings multiples of competitors. The Company weighted these two methods based on its view of the reasonableness of the measures as follows: 60% income approach / 40% market approach. As the fair value of each of the reporting units was greater than its carrying value, the Company did not proceed to the second step of the test.

The Company’s largest reporting unit is the Markets division. The Reuters net assets included in this reporting unit were recently acquired and recorded at their fair value as of April 17, 2008. Based on the results of the Company’s annual test, the fair value of this reporting unit exceeded its carrying value. Projections of future revenues were a critical estimate in determining fair value. Given the current market environment, the Company will continue to monitor the performance of this reporting unit against what it believes to be conservative revenue projections.

THOMSON REUTERS	ANNUAL REPORT 2008

NOTE 16: FINANCIAL INSTRUMENTS

The following tables describe the composition of the Company’s financial instruments, excluding debt instruments which are described more completely in additional sections below.

	Cash	Trade	Other financial	Financial
	and cash	and other	assets and	liabilities and
At December 31, 2008	equivalents	receivables	derivatives	derivatives	Total
Loans and receivables	–	1,974	–	–	1,974
Assets at fair value through earnings	841	–	153	–	994
Liabilities at fair value through earnings	–	–	–	(28)	(28)
Derivatives used for hedging	–	–	170	(241)	(71)
Available for sale	–	–	18	–	18
Other financial liabilities	–	–	–	(10,363)	(10,363)
Total	841	1,974	341	(10,632)	(7,476)

	Cash	Trade	Other financial	Financial
	and cash	and other	assets and	liabilities and
At December 31, 2007	equivalents	receivables	derivatives	derivatives	Total
Loans and receivables	–	1,686	–	–	1,686
Assets at fair value through earnings	7,497	–	27	–	7,524
Liabilities at fair value through earnings	–	–	–	–	–
Derivatives used for hedging	–	–	427	(12)	415
Available for sale	–	–	3	–	3
Other financial liabilities	–	–	–	(6,565)	(6,565)
Total	7,497	1,686	457	(6,577)	3,063

Derivatives are entered into with specific objectives for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments of forecasted transactions.

Accounting Change

Effective January 1, 2006, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as “carrying amounts”. The primary debt carrying amounts are reflected in “Long-term debt” and “Current portion of long-term debt” in the consolidated balance sheet. The carrying amounts of derivative instruments are included in “Other current assets”, “Other non-current assets”, and “Other non-current liabilities” in the consolidated balance sheet, as appropriate.

Fair Values

The fair values of cash and cash equivalents, notes receivable, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates.

Treasury lock agreements, which were in place as at December 31, 2007, were valued based on quoted market prices. Sterling call options, which existed as at December 31, 2007, were valued based on a pricing model that uses various market based assumptions. The treasury lock agreements were settled and the sterling call options expired in 2008. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

As of December 31, 2008, the Company held approximately $841 million in cash and cash equivalents. During 2008, the Company earned $164 million on its cash and cash equivalents balances. Gains or losses arising from the change in fair value of cash and cash equivalents are recorded in interest income in the period of change, which generally corresponds to the period in which the interest is earned. As of December 31, 2008, cash and cash equivalents includes the U.S. dollar equivalent of approximately $90 million in British pounds sterling and $30 million in Euros. Such amounts are held by subsidiaries whose functional currency is sterling or the Euro and accordingly changes in the value of the cash and cash equivalents related to currency are reported as a cumulative translation adjustment within shareholders’ equity.

Credit Facilities

In August 2007, the Company entered into a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. The Company may request an extension of the maturity date under certain circumstances for up to two additional one year periods, which the applicable lenders may accept or decline in their sole discretion. The Company may also request an increase (subject to approval by applicable lenders) in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion.

The facility may be used to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes. Based on the Company’s credit rating at December 31, 2008, the cost of borrowing under the agreement is priced at LIBOR plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If the Company’s long-term debt rating was downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce credit facility fees and borrowing costs.

The agreement contains certain customary affirmative and negative covenants, each with customary exceptions. Under the syndicated credit facility, the Company must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4.5:1. Net debt is total debt adjusted to factor in the impact of swaps and other hedge agreements related to the debt, and is reduced to reflect the Company’s cash and cash equivalents balance. The Company was in compliance with this covenant in all periods.

In connection with entering into this agreement, the Company terminated its existing unsecured revolving bilateral loan agreements that had previously provided an aggregate commitment of $1.6 billion.

In May 2007, the Company entered into a £4.8 billion acquisition credit facility to satisfy requirements of U.K. regulatory authorities, to confirm its ability to finance its then proposed acquisition of Reuters. In July 2007, the Company reduced the aggregate lending commitment to £2.5 billion after receiving proceeds from the sale of Thomson Learning’s higher education, careers and library reference assets. The acquisition credit facility was terminated following the repayment of all borrowings, which the Company financed using proceeds from debt securities issued in June 2008, described below, and other available resources.

At December 31, 2008, undrawn and available bank facilities amounted to $2.5 billion (2007 – $7.5 billion).

Short-term Indebtedness

At December 31, 2008, the Company had no commercial paper outstanding. At December 31, 2007, short-term indebtedness was principally comprised of $165 million of commercial paper with an average interest rate of 4.9%. The rate was also 4.9% after taking into account hedging arrangements.

THOMSON REUTERS	ANNUAL REPORT 2008

Long-term Debt and Related Derivative Instruments

The following is a summary of long-term debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
	Primary debt	Derivative	Primary debt	Derivative
As of December 31, 2008	instruments	instruments	instruments	instruments
Bank and other	41	–	41	–
4.35% Notes, due 2009	246	–	248	–
4.50% Notes, due 2009	205	(22)	205	(22)
5.20% Notes, due 2014	514	(44)	468	(44)
5.25% Notes, due 2011	522	70	489	70
5.70% Notes, due 2015	491	124	473	124
6.85% Medium-term notes, due 2011	327	(86)	338	(86)
4.625% Notes, due 2010	735	26	698	26
4.25% Notes, due 2009	200	–	198	–
4.75% Notes, due 2010	250	–	243	–
6.20% Notes, due 2012	700	–	681	–
5.25% Notes, due 2013	250	–	228	–
5.95% Notes, due 2013	750	–	708	–
5.70% Notes, due 2014	800	–	728	–
6.50% Notes, due 2018	1,000	–	912	–
5.50% Debentures, due 2035	400	–	289	–
7.74% Private placement, due 2010	75	–	76	–
	7,506	68	7,023	68
Current portion	(672)	22
	6,834	90
	Carrying amount		Fair value
	Primary debt	Derivative	Primary debt	Derivative
As of December 31, 2007	instruments	instruments	instruments	instruments
Bank and other	16	–	16	–
4.35% Notes, due 2009	306	(60)	302	(60)
4.50% Notes, due 2009	255	(70)	255	(70)
5.20% Notes, due 2014	616	(131)	604	(131)
6.85% Medium-term notes, due 2011	408	(161)	427	(161)
5.75% Notes, due 2008	400	–	400	–
4.25% Notes, due 2009	200	–	199	–
4.75% Notes, due 2010	250	–	251	–
6.20% Notes, due 2012	700	–	729	–
5.25% Notes, due 2013	250	–	248	–
5.70% Notes, due 2014	800	–	808	–
5.50% Debentures, due 2035	400	–	356	–
7.74% Private placement, due 2010	75	–	81	–
	4,676	(422)	4,676	(422)
Current portion	(412)	–
	4,264	(422)

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

The Company enters into various derivative instruments to hedge its currency and interest rate risk exposures.

To hedge currency risk exposures, the Company enters into fixed-to-fixed cross-currency swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and recorded in the consolidated balance sheet at their fair value. The fair value of these instruments reflects the effect of changes in foreign currency exchange rates on the principal amount of the debt from the origination date to the balance sheet date as well as the effect of such changes on interest payments and spot-to-forward rate differences. The portion of the fair value attributable to items other than the effect of changes in exchange rates on the principal amounts was a net gain of $14 million as of December 31, 2008 (2007 – gain of $14 million). The total fair value for these agreements at December 31, 2008 was a net loss of $17 million (2007 – gain of $317 million).  As of December 31, 2008, the fixed-to-fixed cross-currency swaps classified as cash flow hedges will mature at various dates between 2009 and 2015. The amount included in Accumulated Other Comprehensive Income will be transferred to earnings in the period in which the underlying hedged item affects earnings.

The Company also held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars and change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges. The total fair value for these agreements at December 31, 2008 was a net loss of $25 million (2007 – gain of $105 million).

To hedge its currency and interest rate risk exposures related to long-term debt assumed in the Reuters acquisition, the Company held fixed-to-floating cross-currency interest rate swaps, which swap Euro principal and interest payments into U.S. dollars and change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges. The total fair value for these agreements at December 31, 2008 was a net loss of $26 million.

The following tables provide an analysis of the cross-currency interest rate swaps designated as fair value hedges and cash flow hedges of foreign exchange risk.

			Year of	Principal
Received	Paid	Hedged risk	maturity	amount
2008 fair value hedges:
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2011	593
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2009	184
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2014	123
Euro fixed	U.S. dollar floating	Interest rate and foreign exchange	2010	762

2007 fair value hedges:
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2009	184
Canadian dollar fixed	U.S. dollar floating	Interest rate and foreign exchange	2014	123

			Year of	Principal
Received	Paid	Hedged risk	maturity	amount
2008 cash flow hedges:
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2015	593
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2011	254
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	246
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2009	246
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	123

2007 cash flow hedges:
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2011	254
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	246
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2009	246
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2014	123

THOMSON REUTERS	ANNUAL REPORT 2008

Currency Risk Exposures

As of December 31, 2008, the 4.35% Notes, 4.50% Notes, 5.20% Notes, 5.25% Notes (due 2011), 5.70% Notes (due 2015), and Medium-term notes are Canadian dollar-denominated and are fully hedged into U.S. dollars. The 4.625% Notes, assumed in the Reuters acquisition, are Euro-denominated and are fully hedged into U.S. dollars. The 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes (due 2013), 5.70% Notes (due 2014), 5.95% Notes, 6.50% Notes, 5.50% Debentures and private placements are U.S. dollar-denominated.

As of December 31, 2007, the 4.35% Notes, 4.50% Notes, 5.20% Notes and Medium-term notes were Canadian dollar-denominated and fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, 5.70% Notes, 5.50% Debentures and private placements were U.S. dollar-denominated.

The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before currency hedging		After currency hedging
	arrangements		arrangements [1]
	2008	2007	2008	2007
Canadian dollar	2,306	1,584	–	–
U.S. dollar	4,437	3,077	7,560	4,253
Euro	735	–	–	–
Other currencies	28	15	28	15
	7,506	4,676	7,588	4,268

1	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $14 million and $14 million at December 31, 2008 and 2007, respectively.

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2009	2010	2011	2012	2013	Thereafter	Total
Before currency hedging arrangements	674	1,074	853	700	1,000	3,205	7,506
After currency hedging arrangements [1]	653	1,101	850	700	1,000	3,284	7,588

1	Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $14 million and $14 million at December 31, 2008 and 2007, respectively.

Interest Rate Risk Exposures

At December 31, 2008, the Company held nine (2007 – three) cross-currency interest rate swap agreements which swap interest rates from fixed to floating. After taking account of these hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

		Average			Average
		interest	%		interest	%
	2008	rate	share	2007	rate	share
Total fixed	5,923	5.8%	78%	3,951	5.5%	93%
Total floating	1,665	4.0%	22%	317	5.2%	7%
	7,588	5.4%	100%	4,268	5.5%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 78% to 22% at December 31, 2008 (2007 – 89% to 11%). Floating rate long-term debt is London Interbank Offered Rate (“LIBOR”) based and, consequently, interest rates are reset periodically.

In November 2007, the Company entered into two treasury lock agreements with a total notional amount of $800 million, in anticipation of the issuance of debt securities during 2008. The agreements were intended to offset changes in future cash flows attributable to fluctuations in interest rates and were designated as cash flow hedges. Upon the issuance of debt securities in June 2008, as discussed below in “2008 Activity”, the Company settled the agreements for a loss of approximately $5 million, which will be amortized to interest over the 10 year term of the related debt.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

2008 ACTIVITY

In June 2008, the Company issued approximately $3 billion of debt securities through separate U.S. and Canadian public offerings, as summarized in the following table.

Principal
amount
(millions of
Notes offered	dollars)
U.S. offering
5.95% notes due 2013	US$750
6.50% notes due 2018	US$1,000
Total U.S. dollar-denominated notes issued	US$1,750
Canadian offering
5.25% notes due 2011	C$600
5.70% notes due 2015	C$600
Total Canadian dollar-denominated notes issued	C$1,200

Upon completion of the Canadian offering, the Company entered into two cross-currency interest rate swap agreements. The notes due 2011 will pay a floating interest rate on US$593 million and the notes due 2015 will pay an interest rate of 6.25% on US$593 million.

The Company used the net proceeds from these offerings and other resources available to it to fully repay borrowings under an acquisition credit facility drawn to finance a portion of the cash consideration for the Reuters acquisition.

The acquired Reuters assets included $465 million of cash. Additionally, the Company assumed certain financial obligations of Reuters, which included the following:

•	a revolving credit facility with £312 million outstanding, which was repaid in April 2008;

•	£63 million of commercial paper outstanding, which was repaid in the second quarter of 2008;

•
500 million Euro principal amount of debentures due 2010, for which the Company subsequently entered into cross-currency interest rate swap agreements whereby these debentures will ultimately pay a floating rate based on LIBOR on US$762 million;

•
250 million Euro principal amount of floating rate notes which matured in November 2008. The Company entered into a cross-currency interest rate swap agreement whereby these notes were redeemed for US$398 million on maturity;

•	1 billion Japanese yen principal amount of bonds, which were repaid in June 2008; and

•	certain derivative instruments used by Reuters to hedge the above-mentioned debentures and notes, which were settled in April 2008.

In February 2008, the Company repaid $400 million principal amount of notes upon their maturity.

In December 2008, the Company filed a new shelf prospectus to issue up to $3 billion of debt securities from time to time. The shelf prospectus will be valid until January 2011. As of December 31, 2008, no debt securities have been issued under this shelf prospectus.

2007 ACTIVITY

In October 2007, the Company completed an offering of $800 million of 5.70% notes due 2014. The net proceeds from this offering were $794 million.

In July 2007, the Company repaid C$250 million of debentures upon their maturity.

Hedging Program for Reuters Consideration

As the funding of the cash consideration paid to former Reuters shareholders fluctuated based on the $/£ exchange rate, in 2007 the Company commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2.3 billion and various strike prices approximating $2.05/£1.00. These options had an aggregate fair value of $27 million as of December 31, 2007 and expired at various dates in 2008.

Throughout April 2008, the Company entered into multiple short-term forward foreign exchange contracts to mitigate exposures to changes in the $/£ exchange rate. The Company recognized a gain of $9 million in net other income (expense) in its consolidated statement of earnings associated with these agreements.

Additionally, after completion of the sale of Thomson Learning’s higher education, careers and library reference businesses in July 2007, the Company invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. These funds were utilized to fund a portion of the cash consideration paid to former Reuters shareholders.

Foreign Exchange Contracts

The Company uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At December 31, 2008 and 2007 the fair value of such foreign exchange contracts was not material.

Embedded Derivatives

As a result of customer and vendor agreements priced in currencies different from the functional currencies of the parties involved, under applicable accounting rules, the Company is deemed to have forward exchange contracts implicitly embedded in these contracts. They are referred to here as embedded derivatives. These instruments are separated from their host contracts and held on the Company’s balance sheet at their fair value. The majority of these embedded derivatives arise as a result of U.S. dollar pricing by foreign subsidiaries. At December 31, 2008, the fair value of the Company’s embedded derivatives represented a receivable of $124 million.

Available for Sale Investments

At December 31, 2008 and 2007, available for sale investments were not material and are reported within “Other non-current assets” in the consolidated balance sheet.

THOMSON REUTERS	ANNUAL REPORT 2008

Risks Arising from Financial Instruments

Thomson Reuters activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, and price risk), credit risk and liquidity risk. The Company’s risk management strategy is to minimize potential adverse effects of these risks on its financial performance. The sensitivity analysis for each type of market risk uses changes in rates which are deemed by management to be reasonable and significant in size to demonstrate a material impact.

MARKET RISK

Currency Risk

The Company’s consolidated financial statements are expressed in U.S. dollars but a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease revenues, earnings and the carrying values of assets and liabilities. There was no significant impact on revenues from changes in exchange rates between 2007 and 2008. Changes in exchange rates between 2006 and 2007 increased revenues by approximately 2%. The translation effects of changes in exchange rates in the consolidated balance sheet are recorded within the translation adjustment component of accumulated other comprehensive income in shareholders’ equity. In 2008, net translation losses were $2.1 billion (2007 – $89 million net translation gains), reflecting the effect of changes in exchange rates of various currencies compared to the U.S. dollar.

Thomson Reuters only uses derivative instruments to reduce foreign currency and interest rate exposures. In particular, borrowings in currencies other than the U.S. dollar are generally converted to U.S. dollar obligations through the use of currency swap arrangements. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2008 and 2007, substantially all of Thomson Reuters indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

The table below shows the impact that a hypothetical change in foreign currency exchange rates would have on earnings as a result of changes in fair values of financial instruments as of December 31, 2008.

		10% weakening in the US$ v.
			Other
Increase/(decrease) to earnings	£	€	currencies	Total
Impact on earnings from financial assets and liabilities[1]	(3)	(29)	–	(32)
Impact on earnings from non-permanent intercompany loans	11	58	(46)	23
Total impact on earnings	8	29	(46)	(9)

1	Excludes long-term debt which has been swapped into U.S. dollar obligations.

Prior to its acquisition of Reuters, the amounts subject to such sensitivities were not significant to the Company’s financial position.

In addition to exposing the Company to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects the Company to inherent risks in doing business in certain jurisdictions outside North America. These include difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and the potential instability of local economies and governments.

Interest Rate Risk

The Company is exposed to fluctuations in interest rates with respect to its cash and cash equivalent balances and its long-term borrowings.

As of December 31, 2008, the majority of $841 million in cash and cash equivalents were comprised of interest-bearing assets (2007 – $7.5 billion). Based on amounts as of December 31, 2008, a 100 basis point change in interest rates would have the effect of increasing or decreasing annual interest income by approximately $6 million (2007 – $75 million).

Substantially all borrowings have been issued at fixed rates and a portion of such borrowings were maintained at fixed rates and other borrowings were converted into variable rate debt through the use of derivative instruments. At December 31, 2008, after taking into account swap agreements, 78% (2007 – 89%) of the total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in interest rates would increase or decrease the full-year interest expense by approximately $17 million (2007 – $5 million). A 100 basis point change in interest rates would increase or decrease the fair value of the debt by approximately $275 million (2007 – $200 million).

Price Risk

The Company has no significant exposure to equity securities price risk or to commodity price risk.

CREDIT RISK

Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure to various instruments as follows:

•
Cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2008, nearly all cash and cash equivalents were held by institutions that were rated at least AA–;

•	Counterparties to derivative contracts are major investment-grade international financial institutions; and

•	Credit limits minimize exposure to any one customer.

No allowance for credit losses on financial assets was required as of December 31, 2008, other than the allowance for doubtful accounts (see note 11). Further, no financial or other assets have been pledged.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $841 million (2007 – $7.5 billion), derivative exposure $170 million (2007 – $424 million) and accounts and notes receivable $1.8 billion (2007 – $1.6 billion).

LIQUIDITY RISK

The Company aims to maintain flexibility in funding by keeping committed credit lines available. Additionally, the Company evaluates its expectations of future cash flow.

NOTE 17: CAPITAL

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Thomson Reuters Corporation common share capital		Thomson Reuters PLC ordinary share capital		Series II, cumulative
	Number of common shares	Stated capital	Number of ordinary shares	Stated capital	redeemable preference share capital	Contributed surplus	Total capital
Balance, December 31, 2005	648,948,992	2,489	–	–	110	127	2,726
Shares issued under the Dividend Reinvestment Plan (“DRIP”)	347,840	14	–	–	–	–	14
Effect of stock compensation plans	1,820,781	70	–	–	–	30	100
Repurchases of shares	(10,680,600)	(41)	–	–	–	–	(41)
Balance, December 31, 2006	640,437,013	2,532	–	–	110	157	2,799
Shares issued under DRIP	385,233	16	–	–	–	–	16
Effect of stock compensation plans	2,031,207	86	–	–	–	48	134
Repurchases of shares	(4,170,500)	(17)	–	–	–	–	(17)
Balance, December 31, 2007	638,682,953	2,617	–	–	110	205	2,932
Issuance of Thomson Reuters PLC shares	–	–	194,107,278	96	–	8,130	8,226
Shares issued under DRIP	6,106,899	190	–	–	–	–	190
Effect of stock compensation plans	1,256,455	44	4,504,848	2	–	263	309
Repurchases of shares	–	–	(17,382,885)	(9)	–	(513)	(522)
Balance, December 31, 2008	646,046,307	2,851	181,229,241	89	110	8,085	11,135

Thomson Reuters Corporation Common Shares and Thomson Reuters PLC Ordinary Shares

Thomson Reuters Corporation common shares have no par value and the authorized common share capital is an unlimited number of shares.

Thomson Reuters PLC issued 194,107,278 Thomson Reuters PLC ordinary shares to Reuters shareholders when the Reuters acquisition closed on April 17, 2008. These shares were valued at $8,226 million. The par value of Thomson Reuters PLC ordinary shares was changed from £10 to 25 pence shortly after the acquisition closed. The authorized ordinary share capital is 399,950,000 shares.

Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Registered holders of common and ordinary shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares and ordinary shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the record date for the dividend. Ordinary shares are purchased on the London Stock Exchange.

During 2008, the Company’s controlling shareholder, Woodbridge, reinvested the equivalent of 50% of the dividends it received during the first three quarters of 2008. Woodbridge’s reinvestment in additional common and ordinary shares of the Company was made in accordance with the terms of the DRIP.

Dividends

Dividends on Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares are declared in U.S. dollars. In 2008, dividends declared per Thomson Reuters Corporation common share were $1.08 (2007 – $0.98, 2006 – $0.88) and dividends declared per Thomson Reuters PLC ordinary share were $0.49, due to the timing of the closing of the Reuters acquisition.

In the consolidated statement of cash flow, dividends paid on common and ordinary shares are shown net of $190 million (2007 – $16 million, 2006 – $14 million) reinvested in shares issued under the DRIP. In 2008, dividends paid also included an assumed dividend payment to former Reuters shareholders for $246 million representing the accrued/pro-rated dividends from January 1, 2008 through April 16, 2008.

THOMSON REUTERS	ANNUAL REPORT 2008

Share Repurchase Program

The Company has repurchased shares from time to time. In April 2008, the Company commenced a new $500 million share repurchase program, under which approximately 16.5 million Thomson Reuters PLC ordinary shares were ultimately repurchased through the program completion in July 2008. The Company subsequently repurchased an additional 0.9 million Thomson Reuters PLC ordinary shares at a cost of $21 million during the third quarter of 2008. There were no repurchases of Thomson Reuters Corporation common shares in 2008.

The Company suspended repurchases between May and November 2007 as a result of the proposed acquisition of Reuters. Share repurchases resumed in late November 2007 and continued through December 2007.

The following table summarizes the Company’s repurchases during the last three years.

Three-month period ended	Shares repurchased	Average price per share
Thomson Reuters Corporation
March 31, 2006	4,570,000	$36.83
June 30, 2006	3,110,000	$39.58
September 30, 2006	1,710,600	$39.27
December 31, 2006	1,289,400	$41.41
March 31, 2007	1,305,000	$41.74
June 30, 2007	495,000	$42.68
September 30, 2007	–	–
December 31, 2007	2,370,500	$38.76

Month ended	Shares repurchased	Average price per share
Thomson Reuters PLC
April 30, 2008	3,297,827	$31.13
May 31, 2008	6,298,500	$31.59
June 30, 2008	6,049,208	$29.25
July 31, 2008	825,000	$25.93
August 31, 2008	–	–
September 30, 2008	912,350	$23.55
October 31, 2008	–	–
November 30, 2008	–	–
December 31, 2008	–	–

Shares that are repurchased are cancelled. Thomson Reuters may continue to repurchase shares from time to time as part of its capital management strategy. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. Thomson Reuters may repurchase shares in open market transactions on the Toronto Stock Exchange, London Stock Exchange or the New York Stock Exchange. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when Thomson Reuters does not possess material nonpublic information about itself or its securities, Thomson Reuters may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with the applicable Canadian and English securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of Thomson Reuters is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31, 2008, 6,000,000 shares (6,000,000 shares in both 2007 and 2006) of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson Reuters for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

Capital Management

As at December 31, 2008, total capital was comprised of equity with a fair value of approximately $23 billion and debt of $7.5 billion. As at December 31, 2008, cash and cash equivalents were $841 million.

The Company generates sufficient cash flow to meet its current obligations as well as allowing for i) re-investment in the business; ii) debt service; and iii) returns to shareholders in the form of dividends and share buybacks. In addition to cash generation, the Company’s investment grade credit provides added financial flexibility and the ability to borrow to support the operations and growth strategies of the business.

As of December 31, 2008, the Company’s credit ratings were as follows:

	Moody’s	Standard &Poor’s	DBRS Limited (DBRS)	Fitch
Long-term debt	Baa1	A–	A (low)	A–
Commercial paper	–	–	R-1 (low)	F2
Trend/outlook	Stable	Negative	Stable	Stable

The $2.5 billion credit facility described in note 16 contains one defined financial covenant, which requires the maintenance of a maximum net debt-to-adjusted EBITDA ratio of 4.5:1.0. At December 31, 2008, the Company was in compliance with this covenant.

The Company also measures its “net debt”. As calculated below, net debt is defined as total indebtedness, including the associated fair value hedging instruments (swaps) on the Company’s debt, less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair market value of cash flow hedges in the measurements. Gross indebtedness is reduced by cash and cash equivalents on the basis that they could be used to pay down debt.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

The following table presents the calculation of net debt:

	As of December 31
(millions of U.S. dollars)	2008	2007
Short-term indebtedness	13	183
Current portion of long-term debt	672	412
Long-term debt and finance lease obligations	6,834	4,264
Total debt	7,519	4,859
Swaps	68	(424)
Total debt after swaps	7,587	4,435
Remove fair value adjustment of cash flow hedges[1]	14	14
Less: Cash and cash equivalents	(841)	(7,497)
Net debt	6,760	(3,048)
1	Amounts are removed to reflect net cash outflow upon maturity.

The increase in net debt in 2008 reflected additional borrowings and the use of cash and cash equivalents, from the proceeds of the sale of Thomson Learning in 2007, to fund the Reuters acquisition.

NOTE 18: EMPLOYEE FUTURE BENEFITS

The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.

Defined Benefit Plans

The Company sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The majority of the plans use a measurement date of either September 30 or December 31. The largest plans are Thomson Reuters Group Pension in the United States and Reuters Pension Fund (RPF) in the United Kingdom.

The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans’ expenses and the accrued benefit obligations:

	Pensions					Other post-retirement plans
	2008		2007		2006	2008		2007		2006
Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	7.1%		7.2%		7.3%	N/A		N/A		N/A
Discount rate	5.9%	[1]	5.5%		5.4%	6.2%	[1]	5.9%		5.7%
Rate of compensation increase	4.6%		4.5%		4.3%	N/A	[2]	N/A	[2]	N/A2
Assumptions used to determine benefit obligation:
Discount rate	6.3%		6.1%	[1]	5.5%	7.0%		6.1%	[1]	5.9%
Rate of compensation increase	4.3%		4.6%		4.5%	N/A	[2]	N/A2		N/A2

1	Amounts differ due to the inclusion of acquired plans in 2008.
2
At the end of 2008, 2007 and 2006, these plans consisted of only a few active participants whose life insurance benefit is based on preretirement pay, therefore a change in rate of compensation would have nearly no impact on benefit obligation and benefit expense.

THOMSON REUTERS	ANNUAL REPORT 2008

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns. Net defined benefit plan expense is comprised of the following elements:

							Other post-
	Pensions						retirement plans
	Funded			Unfunded
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Components of net periodic benefit expense (income):
Current service cost	71	56	57	5	6	6	3	3	3
Interest cost	213	135	126	14	12	12	11	10	9
Plan amendments	–	–	3	1	–	(3)	–	(1)	3
Actual return on plan assets	380	(287)	(208)	–	–	–	–	–	–
Curtailment charge	–	1	–	–	–	–	–	–	–
Gain on settlement of plan	–	(34)	–	–	–	–	–	–	–
Special termination benefits	–	6	–	5	2	–	–	–	–
Actuarial (gains) losses	(304)	(88)	15	(25)	(8)	(9)	(30)	(3)	(6)
Change in valuation allowance	14	–	–	–	–	–	–	–	–
Subtotal	374	(211)	(7)	–	12	6	(16)	9	9
Adjustments[1] :
Difference between expected and actual return on plan assets	(645)	128	54	–	–	–	–	–	–
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	317	125	37	26	9	11	31	6	10
Difference between amortization of past service costs for year and actual plan amendments for year	1	1	(3)	(1)	1	4	–	1	(3)
Amortization of transitional asset	(1)	(1)	(1)	–	–	–	–	–	–
Subtotal adjustments	(328)	253	87	25	10	15	31	7	7
Net defined benefit plan expense	46	42	80	25	22	21	15	16	16

1	Adjustments reflect the deferral and amortization of experience gains and losses over applicable periods.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

The following information summarizes activity in material pension and other post-retirement benefit plans:

	Pensions				Other post-retirement plans
	Funded		Unfunded
	2008	2007	2008	2007	2008	2007
Benefit obligation
Beginning benefit obligation	2,090	2,498	213	207	165	164
Current service cost	71	56	5	6	3	3
Interest cost	213	135	14	12	11	10
Plan participants’ contributions	11	5	–	–	–	1
Plan amendments	–	–	1	–	–	(1)
Actuarial (gains) losses	(304)	(88)	(25)	(8)	(30)	(3)
Acquisitions, net	2,409	–	42	1	16	–
Curtailments	–	(26)	–	–	–	–
Settlements	–	(422)	–	(1)	–	–
Special termination benefits	–	6	5	2	–	–
Benefits paid	(139)	(114)	(13)	(9)	(13)	(10)
Translation adjustments	(743)	40	(14)	3	(1)	1
Ending benefit obligation	3,608	2,090	228	213	151	165
Plan assets
Beginning fair value of plan assets	2,279	2,457	–	–	–	–
Actual return on plan assets	(380)	287	–	–	–	–
Employer contributions	110	25	13	10	13	9
Plan participants’ contributions	11	5	–	–	–	1
Acquisitions, net	2,557	–	–	–	–	–
Benefits paid	(139)	(114)	(13)	(9)	(13)	(10)
Other, net	–	(422)	–	(1)	–	–
Translation adjustments	(795)	41	–	–	–	–
Ending fair value of plan assets	3,643	2,279	–	–	–	–
Funded status – surplus (deficit)	35	189	(228)	(213)	(151)	(165)
Unamortized net actuarial loss	464	200	(7)	20	3	35
Unamortized past service costs	4	5	2	1	–	–
Unamortized net transitional asset	(2)	(4)	–	–	–	–
Post-measurement date activity[1]	–	12	4	3	4	4
Change in valuation allowance	(97)	–	–	–	–	–
Accrued benefit asset (liability)	404	402	(229)	(189)	(144)	(126)

1	Consists primarily of contributions.

An accrued pension benefit asset of $440 million (2007 – $403 million) is included in “Other non-current assets” in the consolidated balance sheet. An accrued pension benefit liability of $272 million (2007 – $190 million) as well as the accrued liability for other post-retirement plans are included in “Other non-current liabilities” in the consolidated balance sheet. The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERPs”) for eligible employees. The Company partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs are included in “Other non-current assets” in the consolidated balance sheet.

As at December 31, 2008, the benefit obligations of funded plans that exceeded plan assets was $2,231 million and the fair values of plan assets was $2,108 million. As of December 31, 2007 no funded plan had a benefit obligation that exceeded the plan’s assets. As at December 31, 2008, cumulative unrecognized actuarial losses were $457 million (2007 – $220 million). Actuarial gains and losses are included in the calculation of annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2008 for the Thomson Reuters Group Pension Plan and thirteen years for the RPF). Unrecognized actuarial gains and losses below the 10% corridor are deferred.

Actuarial gains and losses also included the difference between the expected and actual returns on plan assets. The expected return on assets represents the projected increase in the fair value of plan assets due to investment returns.

THOMSON REUTERS	ANNUAL REPORT 2008

The average healthcare cost trend rate used was 8.5% for 2008, which is reduced ratably to 5% in 2016. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $15 million at December 31, 2008.

The allocation of assets within the pension plans as of the plans’ measurement dates for 2008 and 2007 is as follows:

	Percentage of plans’ assets
Asset category	2008	2007
Equity securities	39%	52%
Debt securities	54%	48%
Other	7%	–
Total	100%	100%

Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. As of December 31, 2008 and 2007 there were no Thomson Reuters securities held in the Company’s pension plans’ assets.

The balance sheet value at the acquisition date for material defined benefit and defined contribution plans acquired with Reuters was an accrued pension benefit asset of $65 million and an accrued pension benefit liability of $86 million. The largest defined benefit plans are the RPF and the Reuters Supplementary Pension Scheme (“SPS”). During the year, the Company made special contributions of $3 million to the SPS and $67 million to the RPF.

In October 2007, the Company transferred all liabilities and assets associated with the Thomson Regional Newspapers Pension Plan (“TRN plan”) to a third party. As a result of the transfer, the Company is no longer responsible for liabilities associated with the TRN plan. A $34 million gain on the settlement of this plan was recognized in the fourth quarter of 2007.

During 2007, the Company contributed $37 million to a defined benefit plan in the United Kingdom. The contributions were required by statute as a result of the disposal of certain businesses in the United Kingdom. Of the total, $25 million related to amounts required in connection with the disposal of Thomson Learning and $12 million related to a contribution made after the measurement date in connection with Jane’s Information Group, a company formerly owned by Thomson Reuters.

Based on regulatory requirements, the Company was not obligated to make contributions in 2008 and 2007 to the Thomson Reuters Group Pension plan in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2009.

The benefit payments for the years ended December 31, 2008 and 2007 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2008, are as follows:

Benefit Payments

		Pensions	Other post- retirement plans
	Funded	Unfunded
2007	114	9	10
2008	139	13	13

Estimated future payments:
2009	146	14	11
2010	145	15	11
2011	151	16	12
2012	157	17	13
2013	165	18	13
2014 to 2018	1,001	95	73

Defined Contribution Plans

The Company and its subsidiaries sponsor various defined contribution savings plans that provide for company-matching contributions. Total expense related to defined contribution plans was $104 million in 2008 (2007 – $60 million, 2006 – $69 million), which approximates the cash outlays related to the plans. Of the 2008 amounts, $43 million relates to defined contribution plans acquired in connection with the Reuters acquisition.

NOTE 19: CONTINGENCIES, COMMITMENTS AND GUARANTEES

Lawsuits and Legal Claims

In July 2008, the U.S. Court of Appeals for the Federal Circuit ruled in the Company’s favor by reversing a decision in a patent infringement case related to a business formerly owned by Thomson Financial. Following the initial court’s decision, the Company had posted a $95 million letter of credit in connection with its appeal, which was cancelled following the subsequent ruling in the Company’s favor.

In February 2007, the Company entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). The Company’s part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007. In November 2007, the Company entered into a settlement agreement in a separate lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The Park lawsuit alleged primarily violations of the U.S. federal antitrust laws. In the third quarter of 2007, the Company accrued $13 million in connection with this settlement. In October 2008, the court issued its final approval of this settlement.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

In February 2008, another purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Taxes

The Company is subject to taxation in numerous jurisdictions, and significant judgment is required in determining tax liabilities. There are many transactions and calculations for which the ultimate tax determinations are uncertain. The Company maintains contingent liabilities that it believes appropriately reflect its risk with respect to tax positions under discussion, audit, dispute or appeal with tax authorities, or otherwise considered to involve uncertainty (commonly referred to as uncertain tax positions). The Company regularly assesses the adequacy of these liabilities. However, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified the Company that it would challenge certain positions taken on its tax returns. Management does not believe that any material impact will result from this challenge. Contingent tax liabilities are reversed to income in the period in which management assesses that they are no longer required, when they are no longer required by statute, or when they are resolved through the normal tax dispute process. The Company’s contingency reserves principally represent liabilities in respect of the years 2002 to 2008. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2009 and 2012.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2008 were $303 million (2007 – $166 million, 2006 – $147 million). The future minimum operating lease payments are $351 million in 2009, $279 million in 2010, $226 million in 2011, $186 million in 2012, $164 million in 2013, and $612 million thereafter.

With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Other non-current liabilities”. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Business Combinations and Investments

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed at the time of purchase. The Company does not believe that additional payments in connection with these transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

NOTE 20: ACQUISITIONS

Thomson acquired Reuters on April 17, 2008 for $17 billion. See note 3 for further discussion. The components of the net cash consideration for this transaction were as follows:

Cash consideration paid to former Reuters shareholders	8,450
Transaction costs paid	138
Less: cash acquired	(465)
8,123

 Excluding the Reuters transaction, the number of acquisitions completed, and the related cash consideration, during 2008, 2007, and 2006 were as follows:

	Year ended December 31
	2008		2007		2006
	Number of transactions	Cash consideration	Number of transactions	Cash consideration	Number of transactions	Cash consideration
Businesses and identifiable intangible assets acquired	19	326	33	438	23	692
Contingent consideration payment – Tradeweb	–	–	–	50	–	50
Investments in businesses	3	53	–	–	2	2
	22	379	33	488	25	744

THOMSON REUTERS	ANNUAL REPORT 2008

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2008 and 2006, the majority of the acquired goodwill is not deductible for tax purposes, whereas for 2007 acquisitions, the majority of acquired goodwill is deductible. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Additionally, during the third quarter of 2007 and 2006, the Company paid $50 million in each period for contingent earnout payments related to the 2004 Tradeweb LLC acquisition as the associated contingency was satisfied. The payment in 2007 constituted the final payment under this agreement. Excluding the Reuters transaction, the details of net assets acquired are as follows:

	2008	2007	2006
Cash and cash equivalents	8	19	11
Accounts receivable	9	38	31
Prepaid expenses and other current assets	2	19	12
Computer hardware and other property	3	4	9
Computer software	28	13	49
Identifiable intangible assets	111	206	160
Goodwill	165	268	528
Other non-current assets	33	18	5
Total assets	359	585	805
Accounts payable and accruals	(7)	(46)	(29)
Deferred revenue	(17)	(39)	(61)
Other non-current liabilities	(1)	(43)	(12)
Total liabilities	(25)	(128)	(102)
Net assets	334	457	703

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.

The following provides a brief description of major acquisitions completed during 2008, 2007, and 2006 and excludes the Reuters transaction.

Date	Company	Acquiring segment	Description
December 2008	Paisley	Tax & Accounting	A provider of governance, risk and compliance (GRC) software and services for corporations and global accounting firms
January 2008	TaxStream	Tax & Accounting	A provider of income tax provision software for corporations
October 2007	Deloitte Tax LLP Property Tax Services	Tax & Accounting	A provider of property tax outsourcing and compliance services
September 2007	Prous Science	Scientific	A provider of life sciences information solutions
March 2007	CrossBorder Solutions	Tax & Accounting	A provider of transfer pricing and income tax provision software
October 2006	Solucient, LLC	Healthcare	An advanced healthcare analytics and information company
September 2006	LiveNote Technologies	Legal	A provider of transcript and evidence management software
May 2006	MercuryMD, Inc.	Healthcare	A provider of mobile information systems serving the healthcare market
March 2006	Quantitative Analytics, Inc.	Markets	A provider of financial database integration and analysis solutions

Excluding the Reuters transaction, the identifiable intangible assets acquired are summarized as follows:

				Weighted-average amortization period (years)
	2008	2007	2006	2008	2007	2006
Finite useful lives:
Tradenames	7	17	16	6	8	10
Customer relationships	94	149	116	10	10	10
Databases and content	2	20	8	4	8	8
Other	8	20	20	3	7	7
	111	206	160
THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 21: TRADEWEB

In October 2007, the Company announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand Tradeweb, its electronic trading unit that is within the Markets Division. This agreement was executed in January 2008. The partnership utilizes Tradeweb’s established market position in creating a global multi-asset class execution venue for clients.

Under the terms of the agreement, the dealers invested $180 million to purchase a 15% stake in an entity that includes Tradeweb’s established markets, as well as the Company’s Autex and order routing businesses, which were named Tradeweb Markets. Certain of the dealers will receive free services from Tradeweb Markets, which were valued at $26 million. Additionally, Thomson Reuters and the dealers funded additional investment in asset class expansion through a new entity, Tradeweb New Markets. Under the terms of the agreement, the Company’s contribution to this new entity was an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium contributed $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. The Company owns 20% of Tradeweb New Markets and the consortium owns 80%.

The infrastructure, including the existing Tradeweb platform, and management of Tradeweb Markets supports both companies. Tradeweb New Markets will pay a fee for services provided by Tradeweb Markets. Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, the Company will consolidate the results of Tradeweb Markets, reflecting the consortium’s share of earnings as a minority interest, and reflect its minority share in Tradeweb New Markets as an equity investment. After the merger, the accounting treatment for the Company’s investment will reflect its ultimate ownership stake and degree of control over the entity.

Upon entering into the agreement with the consortium, the Company deferred an initial pre-tax gain of $96 million associated with both the sale of its 15% interest and the commitment to deliver services as well as its contribution of assets to Tradeweb New Markets. The gain will be deferred until fair values of the Company’s deliverables under the agreement are fixed or determinable. Additionally, the Company recorded a minority interest of $64 million. As of December 31, 2008, the consolidated balance sheet reflected a minority interest liability of $72 million associated with the consortium’s ownership of Tradeweb Markets and an equity investment of $55 million associated with its ownership of Tradeweb New Markets.

For the year ended December 31, 2008, the Company consolidated the results of Tradeweb Markets and recorded minority interest expense. The Company also recognized its share of Tradeweb New Markets earnings. Amounts related to Tradeweb Markets minority interest and Tradeweb New Markets equity earnings are reflected in Tradeweb ownership interests in the accompanying consolidated statement of earnings.

NOTE 22: STOCK-BASED COMPENSATION

Phantom Stock Plan

The Company has a phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) to officers and key employees. The SARs provide the holder with the opportunity to earn a cash award equal to the fair market value of the Company’s common shares less the price at which the SARs were issued. Compensation expense is measured based on the market price of Thomson Reuters common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company’s common shares on the day prior to the date of grant, vest over a four to eight year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. The Company recognized a benefit of $2 million related to the phantom stock plan for the year ended December 31, 2008 (2007 – $4 million benefit, 2006 – $7 million charge) in the consolidated statement of earnings.

A summary of the status of the Canadian-dollar denominated SARs as of December 31, 2008, 2007, and 2006, and changes during the years ended on those dates, is as follows:

	2008		2007		2006
	SARs	Canadian $ weighted-average exercise price	SARs	Canadian $ weighted-average exercise price	SARs	Canadian $ weighted-average exercise price
Outstanding at beginning of year	799,663	42.72	1,531,558	40.84	2,209,503	38.66
Granted	–	–	–	–	–	–
Exercised	–	–	(541,307)	37.33	(527,000)	33.01
Forfeited	(222,423)	40.71	(190,588)	42.89	(150,945)	36.26
Outstanding at end of year	577,240	42.67	799,663	42.72	1,531,558	40.84
Exercisable at end of year	541,210	42.80	669,938	43.05	1,197,941	40.65

THOMSON REUTERS	ANNUAL REPORT 2008

The following table summarizes the Canadian-dollar denominated SARs outstanding at December 31, 2008:

	SARs outstanding			SARs exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/08	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at 12/31/08	Canadian $ weighted-average exercise price
36.00–41.00	285,811	4.08	39.42	249,781	39.23
41.74–48.40	251,109	5.01	44.01	251,109	44.01
57.40–57.45	40,320	1.97	57.40	40,320	57.40

In 2007, the Company began to issue U.S. dollar-denominated SARs. 115,760 SARs were issued, all of which were outstanding but not exercisable at December 31, 2007. A summary of the status of the U.S.-dollar denominated SARs as of December 31, 2008 and changes during the year is as follows:

	2008
	SARs	U.S. $ weighted-average exercise price
Outstanding at beginning of year	115,760	42.91
Granted	9,170	37.15
Exercised	–	–
Forfeited	(28,650)	42.96
Outstanding at end of year	96,280	42.35
Exercisable at end of year	21,177	42.89

The following table summarizes the U.S. dollar-denominated SARs outstanding at December 31, 2008:

	SARs outstanding			SARs exercisable
U.S. $ range of exercise prices	Number outstanding at 12/31/08	Weighted-average remaining contractual life	U.S. $ weighted-average exercise price	Number exercisable at 12/31/08	U.S. $ weighted-average exercise price
42.96	82,110	8.15	42.96	20,527	42.96
37.15-41.81	14,170	9.08	38.79	1,250	41.81

Stock Incentive Plan

The Company’s stock incentive plan authorizes it to grant stock options and other equity-based awards to officers and employees. The maximum number of common and ordinary shares currently issuable under the plan is 50,000,000. As of December 31, 2008, there were 25,549,327 awards available for grant (2007 – 20,629,657, 2006 – 22,384,901).

STOCK OPTIONS

Under the plan, the exercise price of an option equals the closing market price of the Company’s common stock on the day prior to the date of the grant and the maximum term of an option is 10 years. Grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.
THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

A summary of the status of the Canadian dollar-denominated options granted and exercised as of December 31, 2008, 2007, and 2006, and changes during the years ended on those dates, is as follows:

	2008		2007		2006
	Options	Canadian $ weighted-average exercise price	Options	Canadian $ weighted-average exercise price	Options	Canadian $ weighted-average exercise price
Outstanding at beginning of year	4,703,152	49.80	5,099,392	49.79	5,451,664	49.67
Granted	–	–	–	–	–	–
Exercised	–	–	(117,900)	44.23	(157,800)	42.69
Forfeited	(434,902)	51.71	(278,340)	52.05	(194,472)	52.16
Outstanding at end of year	4,268,250	49.61	4,703,152	49.80	5,099,392	49.79
Exercisable at end of year	4,267,780	49.61	4,699,984	49.81	5,067,267	49.85

The following table summarizes information on Canadian dollar-denominated stock options outstanding at December 31, 2008:

	Options outstanding			Options exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/08	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at 12/31/08	Canadian $ weighted-average exercise price
40.69–44.40	997,500	1.35	41.03	997,030	41.03
45.90–48.70	1,766,070	2.95	48.35	1,766,070	48.35
50.25-57.45	1,504,680	1.94	56.76	1,504,680	56.76

A summary of the status of the U.S. dollar-denominated options granted and exercised as of December 31, 2008, 2007, and 2006, and changes during the years ended on those dates, is as follows:

	2008		2007		2006
	Options	U.S. $ weighted-average exercise price	Options	U.S. $ weighted-average exercise price	Options	U.S. $ weighted-average exercise price
Outstanding at beginning of year	9,284,608	34.78	9,627,964	32.98	10,469,989	32.62
Granted	2,441,470	37.15	1,827,510	42.95	380,000	38.27
Exercised	(504,139)	32.94	(1,664,029)	32.28	(742,400)	30.83
Forfeited	(1,099,265)	37.05	(506,837)	35.04	(479,625)	32.66
Outstanding at end of year	10,122,674	35.45	9,284,608	34.78	9,627,964	32.98
Exercisable at end of year	6,585,345	33.87	7,433,244	31.75	5,094,436	31.39

The following table summarizes information on U.S. dollar-denominated stock options outstanding at December 31, 2008:

	Options outstanding			Options exercisable
U.S. $ range of exercise prices	Number outstanding at 12/31/08	Weighted-average remaining contractual life	U.S. $ weighted-average exercise price	Number exercisable at 12/31/08	U.S. $ weighted-average exercise price
26.06–29.70	984,309	3.95	26.07	984,309	26.07
30.79–33.76	3,220,771	5.45	33.52	3,220,771	33.52
33.87-42.96	5,917,594	8.19	38.06	2,380,265	37.57
THOMSON REUTERS	ANNUAL REPORT 2008

The Company expenses the fair value of all stock options using the Black-Scholes option pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2008, compensation expense recorded in connection with stock options was $16 million (2007 – $23 million, 2006 – $19 million). Of these amounts, $4 million and $3 million were charged to discontinued operations for the years ended December 31, 2007 and 2006, respectively.

Using the Black-Scholes option pricing model, the weighted-average fair value of options granted was estimated to be $9.22, $8.58, and $7.99 for the years ended December 31, 2008, 2007 and 2006, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility.

The principal assumptions used in applying the Black-Scholes option pricing model for the years ended December 31, 2008, 2007, and 2006 were as follows:

	2008	2007	2006
Risk-free interest rate	3.5%	4.6%	4.6%
Dividend yield	3.4%	2.3%	2.3%
Volatility factor	31.5%	17.1%	18.5%
Expected life (in years)	6	6	6

RESTRICTED SHARE UNITS

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common shares on the day prior to the date of grant. For the year ended December 31, 2008, compensation expense recorded in connection with RSUs was $30 million (2007 – $5 million, 2006 – $3 million).

A summary of the status of the time based RSUs granted and vested as of December 31, 2008, 2007, and 2006, and changes during the years ended on those dates, is as follows:

	2008		2007		2006
	RSUs	U.S. $ weighted-average value	RSUs	U.S. $ weighted-average value	RSUs	U.S. $ weighted-average value
Outstanding at beginning of year	493,743	38.10	407,925	35.89	223,715	33.86
Granted	2,915,751	35.00	148,761	42.75	192,098	38.20
Forfeited	(276,016)	34.01	(36,723)	35.15	–	–
Vested	(65,953)	34.01	(26,220)	34.10	(7,888)	34.79
Outstanding at end of year	3,067,525	35.10	493,743	38.10	407,925	35.89

PERFORMANCE RESTRICTED SHARE UNITS

In 2006, the Company introduced a new form of long-term equity-based incentive program (“LTIP”) intended to reward certain senior executives. Previously, the Company’s LTIP awards were cash based.

Under the LTIP awards, participants are granted PRSUs, which give the holder the right to receive one Thomson Reuters common share for each unit held in their PRSU account that vests on the vesting date, based upon the Company’s performance during the three-year performance period against pre-established goals. Between 0% and 200% of the initial amounts may vest for grants made prior to 2008. Between 0% and 150% of the initial amounts may vest for grants made in 2008.

The holders of PRSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. Compensation expense related to each PRSU grant is recognized over the three-year performance period based upon the closing price of the Company’s common shares on the day prior to the date of grant and the number of units expected to vest.

For the year ended December 31, 2008, compensation expense recorded in connection with PRSUs was $35 million (2007 – $16 million, 2006 – $9 million).

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

A summary of the status of the PRSUs granted and vested as of December 31, 2008, 2007 and 2006, and changes during the periods ended on those dates, is as follows:

	2008		2007		2006
	PRSUs	U.S. $ weighted-average value	PRSUs	U.S. $ weighted-average value	PRSUs	U.S. $ weighted-average value
Outstanding at beginning of year	1,299,757	41.12	705,109	38.88	–	–
Granted	1,745,994	35.76	761,673	42.87	705,109	38.88
Forfeited	(196,789)	39.32	(167,025)	39.17	–	–
Vested	–	–	–	–	–	–
Outstanding at end of year	2,848,962	37.84	1,299,757	41.12	705,109	38.88

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (”ESPP”) under which eligible employees in the U.S. and globally may purchase a maximum of 14,000,000 Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares. The maximum number of shares currently issuable for the U.S. ESPP is 8,000,000 and for the global ESPP is 6,000,000. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP).  Amounts withheld have been used to purchase Thomson Reuters Corporation common shares at a price equal to 85% of the closing share price as of the last business day of each quarter on the New York Stock Exchange. The Company recognized an expense of $5 million in 2008 relating to the 15% discount of purchased shares (2007 – $5 million, 2006 – $4 million).

Reuters Share-Based Compensation Plans

Reuters operated a number of share incentive plans for the benefit of employees. Due to the acquisition, subject to certain exceptions, Reuters share-based compensation plans vested and became fully exercisable. Upon exercise, holders were entitled to consideration of 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares for each share of Reuters that would have been received. All Reuters share options and awards expired during the fourth quarter of 2008.

NOTE 23: SUPPLEMENTAL CASH FLOW INFORMATION

Details of “Changes in working capital and other items” are:

	2008	2007	2006
Accounts receivable	1,009	(135)	(141)
Prepaid expenses and other current assets	(70)	(93)	2
Accounts payable and accruals	119	99	67
Deferred revenue	(695)	100	78
Income taxes	41	(27)	(35)
Other	(212)	(80)	(44)
	192	(136)	(73)

Income taxes paid during 2008 were $322 million which included $26 million relating to gains on sales of discontinued operations. Income taxes paid during 2007 were approximately $1.5 billion, which included $1.3 billion relating to gains on sales of discontinued operations. Income taxes paid during 2006 were $334 million, which included $23 million relating to the 2006 sales of AHC, Peterson’s and Law Manager, Inc. Income tax refunds received during 2008 were $23 million (2007 – $23 million, 2006 – $20 million).

For the year ended December 31, 2008, the Company recorded a deferred gain on the sale of its 15% interest in Tradeweb Markets and its contribution of assets to Tradeweb New Markets (see note 21).

For the year ended December 31, 2007, in connection with the sale of Prometric, the Company received a promissory note that was recorded at its estimated fair value of approximately $60 million (see note 9).

NOTE 24: RELATED PARTY TRANSACTIONS

As of December 31, 2008, Woodbridge had a voting interest in Thomson Reuters of approximately 55%, based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. As of December 31, 2008, Woodbridge beneficially owned approximately 68% of Thomson Reuters Corporation’s outstanding common shares and 8% of Thomson Reuters PLC’s outstanding ordinary shares.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of the Company’s product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. Additionally, up until June 2007, a Woodbridge-owned company rented office space from one of the Company’s subsidiaries. In 2008, the total amount charged to Woodbridge for these services was approximately $330,000 (2007 – $1 million, 2006 – $2 million).

THOMSON REUTERS	ANNUAL REPORT 2008

Thomson Reuters purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. These premiums were approximately $80,000 in 2008 ($50,000 in both 2007 and 2006), which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have paid for commercial insurance. The Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008 and made within a six-year run-off period following that date.

Transactions with Investments in Affiliates and Joint Ventures

The Company enters into transactions with its investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services. For 2008, these services were valued at approximately $11 million (2007 – $10 million, 2006 – $10 million).

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $6 million for 2008 (2007 – $5 million, 2006 – $4 million).

The Company’s Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to the Tradeweb New Markets business established in 2008, and in which it has a 20% ownership stake. In 2008, the Company recognized revenues of $24 million related to these services.

In connection with the acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as the Company’s corporate headquarters. Thomson Reuters follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs related to 3XSQ Associates from April 17, 2008 through December 31, 2008 were approximately $28 million for rent, taxes and other expenses.

Also as a result of the acquisition of Reuters, the Company had an investment in a joint venture with the Chicago Mercantile Exchange that created FXMarketSpace, which was a centrally-cleared, global foreign exchange trading system. Among various other services, the Company provided trading access to and trade notification services for, and distributed market data from, FXMarketSpace. The total cost of these services provided by the Company from April 17, 2008 through December 31, 2008 was approximately $4 million. In October 2008, FXMarketSpace ceased operations.

Other Transactions

In February 2005, the Company entered into a contract with Hewitt Associates Inc. (“Hewitt”) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2008, the Company paid Hewitt $11 million for its services (2007 – $11 million, 2006 – $16 million). Steven A. Denning, one of the Company’s directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Amounts Due to / Due from Related Parties

Receivable and payable amounts relative to the transactions with Woodbridge and Westlaw Japan were negligible at December 31, 2008 and 2007. Also negligible was the payable amount relative to 3XSQ Associates at December 31, 2008. The accounts receivable balance due to Thomson Reuters Corporation from Tradeweb New Markets was $22 million at December 31, 2008. The amount receivable from Omgeo at December 31, 2008 was $3 million (2007 – $2 million) and the amount payable to Hewitt Associates was $2 million (2007 – $0).

NOTE 25: SEGMENT INFORMATION

Thomson Reuters is the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. Through its global operations, Thomson Reuters delivers this must-have insight to the financial, legal, tax and accounting, healthcare, science and media markets, powered by the world's most trusted news organization.

Effective April 17, 2008, upon closing the Reuters acquisition, Thomson Reuters organized itself into two divisions: Markets, which consists of the Company’s financial businesses, and which is a combination of the businesses operated by Reuters and Thomson Financial prior to the closing; and Professional, which consists of the Company’s Legal, Tax & Accounting, Scientific and Healthcare segments previously operated by Thomson.

The reportable segments of Thomson Reuters are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

Markets

Providing trading, investment management and enterprise automation solutions, decision support tools, financial market data and news services. Markets serves financial services professionals in various markets such as fixed income, foreign exchange, equities, commodities and energy as well as professionals in corporate, institutional, investments banking, and retail wealth management and the world’s media organizations.

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

Reportable Segments – 2008

(millions of U.S. dollars)	Revenues	Depreciation	Segment operating profit	Additions to capital assets[1] and goodwill	Total assets
Markets	6,210	484	1,104	22,060	23,844
Legal	3,531	235	1,135	356	6,481
Tax & Accounting	861	30	219	296	1,684
Scientific	646	36	176	40	1,258
Healthcare	468	25	85	37	755
Professional	5,506	326	1,615	729	10,178
Segment totals	11,716	810	2,719	22,789	34,022
Corporate and Other[2]	–	21	(543)	54	1,992
Eliminations	(9)	–	–	–	–
Continuing operations	11,707	831	2,176	22,843	36,014
Discontinued operations					6
Total					36,020

Reportable Segments – 2007

(millions of U.S. dollars)	Revenues	Depreciation	Segment Operating profit	Additions to capital assets[1] and goodwill	Total assets
Markets	2,186	172	454	239	3,618
Legal	3,318	205	1,044	361	6,562
Tax & Accounting	705	21	184	333	1,440
Scientific	651	32	175	113	1,419
Healthcare	452	24	85	44	772
Professional	5,126	282	1,488	851	10,193
Segment totals	7,312	454	1,942	1,090	13,811
Corporate and Other[2]	–	14	(389)	122	9,010
Eliminations	(16)	–	–	–	–
Continuing operations	7,296	468	1,553	1,212	22,821
Discontinued operations					10
Total					22,831

THOMSON REUTERS	ANNUAL REPORT 2008

Reportable Segments – 2006

(millions of U.S. dollars)	Revenues	Depreciation	Segment operating profit	Additions to capital assets[1] and goodwill	Total assets
Markets	2,025	180	380	397	3,489
Legal	3,008	187	943	348	6,445
Tax & Accounting	598	22	168	76	1,086
Scientific	602	23	151	62	1,344
Healthcare	374	16	81	375	755
Professional	4,582	248	1,343	861	9,630
Segment totals	6,607	428	1,723	1,258	13,119
Corporate and Other [2]	–	10	(235)	28	1,452
Eliminations	(16)	–	–	–	–
Continuing operations	6,591	438	1,488	1,286	14,571
Discontinued operations					5,571
Total					20,142

Geographic Information – 2008

(by country of origin) (millions of U.S. dollars)	Revenues	Capital assets[1] and goodwill	Total assets
Americas (North America, Latin America, South America)	7,390	17,506	20,696
EMEA (Europe, Middle East and Africa)	3,308	10,794	12,479
Asia Pacific	1,009	2,497	2,845
Total	11,707	30,797	36,020

Geographic Information – 2007

(by country of origin) (millions of U.S. dollars)	Revenues	Capital assets[1] and goodwill	Total assets
Americas	6,055	9,845	15,677
EMEA	1,011	1,788	6,851
Asia Pacific	230	192	303
Total	7,296	11,825	22,831

Geographic Information – 2006

(by country of origin) (millions of U.S. dollars)	Revenues	Capital assets[1] and goodwill	Total assets
Americas	5,527	9,250	16,643
EMEA	871	1,888	3,112
Asia Pacific	193	159	387
Total	6,591	11,297	20,142

1	Capital assets include computer hardware and other property, capitalized software and identifiable intangible assets.

2
Corporate and other includes corporate costs, costs associated with stock-based compensation plans, expenses for integration and synergy programs, certain Reuters transaction costs and certain fair value currency related adjustments.

In 2009, the Professional division will be realigned into three segments: Legal, Tax & Accounting and Healthcare and Science. The Tax & Accounting segment will include certain international businesses previously reported in the Legal segment. Further, an Intellectual Property business that combines all of Thomson Reuters capabilities related to patents, trademarks and standards will be managed within the Legal segment. The Healthcare and Science segment will manage the current Healthcare businesses as well as the operations of the Scientific segment which serve the pharmaceutical, academic and government markets. Segment reporting will reflect this new organizational structure beginning with the three month period ended March 31, 2009.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit to measure the operating performance of its segments. Segment operating profit is defined as operating profit before amortization of identifiable intangible assets and asset impairment charges. Management uses this measure because amortization of identifiable intangible assets and asset impairment charges are not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company’s definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated statement of earnings.

		For the year ended December 31
	2008	2007	2006
Segment operating profit	2,176	1,553	1,488
Amortization	(411)	(256)	(240)
Impairment of assets held for sale	(72)	–	–
Operating profit	1,693	1,297	1,248

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

NOTE 26: RECONCILIATION OF CANADIAN TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended December 31
	2008	2007	2006
Net earnings under Canadian GAAP	1,405	4,004	1,120
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	17	92	17
Derivative instruments and hedging activities	–	(8)	12
Recycling of cumulative translation adjustment	(146)	–	–
Sale leaseback accounting	(33)	–	–
Employee future benefits	14	–	–
Income taxes	7	(26)	(6)
Net earnings under U.S. GAAP	1,264	4,062	1,143
Earnings under U.S. GAAP from continuing operations	1,264	1,096	932
Earnings under U.S. GAAP from discontinued operations	–	2,966	211
Net earnings under U.S. GAAP	1,264	4,062	1,143
Basic earnings per share, under U.S. GAAP, from:
Continuing operations	$1.63	$1.70	$1.44
Discontinued operations	$0.00	$4.63	$0.33
Basic earnings per share	$1.63	$6.33	$1.77
Diluted earnings per share, under U.S. GAAP, from:
Continuing operations	$1.62	$1.69	$1.43
Discontinued operations	$0.00	$4.60	$0.33
Diluted earnings per share	$1.62	$6.29	$1.76

	As of December 31
	2008	2007	2006
Shareholders’ equity under Canadian GAAP	20,126	13,571	10,481
Differences in GAAP increasing (decreasing) reported shareholders’ equity:
Business combinations	(481)	(498)	(590)
Derivative instruments and hedging activities	11	1	9
Sale leaseback accounting	(33)	–	–
Employee future benefits	(776)	(257)	(512)
Income taxes	364	195	339
Shareholders’ equity under U.S. GAAP	19,211	13,012	9,727

THOMSON REUTERS	ANNUAL REPORT 2008

Descriptions of the nature of the reconciling differences are provided below:

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $17 million increase to income (2007 – $92 million, 2006 – $17 million) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

The $481 million decrease in shareholders’ equity as of December 31, 2008 (2007 – $498 million, 2006 – $590 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above. On a U.S. GAAP basis, goodwill was $18,964 million at December 31, 2008 (2007 – $6,658 million, 2006 – $6,260 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $8,398 million at December 31, 2008 (2007 – $3,227 million, 2006 – $3,227 million).

Derivative Instruments and Hedging Activities

Under U.S. Statement of Financial Accounting Standards (“FAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in note 2.

Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged. Due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP than for U.S. GAAP, there is a reconciling item related to historical balances.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Portions of this standard went into effect in 2008. As a result, under U.S. GAAP, the Company is required to consider its own credit risk as well as the credit risk of the counterparty in determining the fair value of a derivative instrument. Canadian GAAP does not require this consideration until 2009. This resulted in additional ineffectiveness for certain derivative instruments under U.S. GAAP in 2008.

For 2007, the reconciling differences related to certain swap agreements that qualified for hedge accounting under Canadian GAAP but that, for the first three quarters of 2007, did not qualify for hedge accounting under U.S. GAAP.

Sale Leaseback Accounting

In December 2008, the Company sold one of its office buildings. The sale qualified for sale-leaseback accounting under Canadian GAAP, but not under U.S. GAAP. As a result, the $33 million gain recognized on the sale of the building is reversed and the proceeds received from the sale are treated as a loan under U.S. GAAP.

Recycling of Cumulative Translation Adjustment

In 2008, under Canadian GAAP, the Company recognized in earnings net foreign currency gains that had been deferred within the cumulative translation adjustment (CTA) in shareholders’ equity. These net gains related to the repayment of intercompany loans that had previously been considered long-term in nature. Under U.S. GAAP, these net gains would not have been recognized in earnings and would have remained within CTA.

Employee Future Benefits

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“FAS 158”). FAS 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans effective for the Company’s year ended December 31, 2006. Additionally, FAS 158 requires employers to measure plan assets and benefit obligations at their year-end balance sheet date, effective for the Company’s year ending December 31, 2008.

Under the provisions of FAS 158 treatment, the Company’s reported financial position as of December 31, 2006 under U.S. GAAP reflects an increase in net pension related liabilities of $502 million, a decrease in net deferred tax liabilities of $195 million and a decrease in shareholders’ equity, reflected in accumulated other comprehensive income, of $307 million. There was no impact to reported earnings.

The following table summarizes the incremental effect, at adoption, of applying FAS 158 upon individual line items in the consolidated balance sheet under U.S. GAAP.

FAS 158 adjustments
Other non-current assets	(380)
Accounts payable and accruals	19
Other non-current liabilities	103
Long-term deferred income tax liability	(195)
Accumulated other comprehensive loss	(307)

THOMSON REUTERS	ANNUAL REPORT 2008

THOMSON REUTERS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unless otherwise stated, all amounts are in millions of U.S. dollars)

The following table summarizes the incremental effect, at adoption, of applying the amendment to FAS 158 for measurement date, effective for the year ended December 31, 2008.

FAS 158 adjustments
Other non-current liabilities	(16)
Retained earnings	16

Income Taxes

The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders’ equity relates entirely to deferred tax liabilities.

As discussed in note 2, effective January 1, 2007, the Company adopted a new accounting policy under Canadian GAAP for uncertain income tax positions which conforms to the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”). The adoption of FIN 48 was required for U.S. GAAP purposes as of January 1, 2007. As a result of this adoption, there is no difference in treatment between Canadian and U.S. GAAP for uncertain income tax positions.

Recently Issued Accounting Standards

In April 2008, the FASB issued FASB Staff Position (“FSP”) FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, Goodwill and Other Intangible Assets (“FAS 142”). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FAS 141R, Business Combinations and other applicable accounting literature. FSP FAS 142-3 is required to be applied prospectively to intangible assets acquired on or after January 1, 2009.

In March 2008, the FASB issued FAS 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”), an amendment of FAS 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”). FAS 161 applies to all derivative instruments and related hedged items accounted for under FAS 133. It requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. FAS 161 is effective for the Company in the first quarter of 2009. The Company does not believe that there will be a material impact on its financial statements upon adoption.

In December 2007, the FASB issued FAS 141 (revised 2007), Business Combinations (“FAS 141R”). FAS 141R will significantly change the accounting for business combinations in a number of areas, including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under FAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. FAS 141R is required to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued FAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. FAS 160 requires retroactive adoption for existing minority interests and otherwise is prospective. It is effective for the Company in the first quarter of 2009. The Company does not believe that there will be a material impact on its financial statements upon adoption.

In February 2008, the adoption date for FAS 157 was deferred until the first quarter of 2009 with respect to the valuation of certain nonfinancial assets and liabilities. The Company does not believe that the there will be a material impact on its financial statements upon adoption of the remaining portion of the standard.

THOMSON REUTERS	ANNUAL REPORT 2008

FIVE YEARS IN REVIEW

The following table summarizes selected financial data prepared in accordance with Canadian GAAP for the five most recent years. Please see the “Results of Operations” section of our “Management’s Discussion and Analysis” included in this annual report for commentary on our results, significant trends and items affecting comparability over the three-year period ended December 31, 2008. Our 2008 results prepared in accordance with Canadian GAAP are not directly comparable to 2007 due to the Reuters acquisition and certain special items. Therefore, we have also provided pro forma information in our “Management’s Discussion and Analysis” to further explain and compare our 2008 and 2007 operating performance.

(millions of U.S. dollars, except as otherwise indicated and except for per share amounts)		For the years ended and as at December 31
		2008		2007		2006		2005		2004
Consolidated statement of earnings data:
Revenues		11,707		7,296		6,591		6,122		5,632
Operating profit		1,693		1,297		1,248		1,159		1,046
Earnings from continuing operations		1,405		1,096		912		652		639
Net earnings		1,405		4,004		1,120		934		1,011
Basic earnings per share from continuing operations		$1.82		$1.70		$1.41		$0.99		$0.97
Basic earnings per share		$1.82		$6.24		$1.73		$1.42		$1.54
Diluted earnings per share from continuing operations		$1.81		$1.69		$1.41		$0.99		$0.97
Diluted earnings per share		$1.81		$6.20		$1.73		$1.42		$1.54

Consolidated balance sheet data:
Total assets		36,020		22,831		20,142		19,434		19,643
Total common and ordinary share capital		11,025		2,822		2,689		2,616		2,586
Total shareholders’ equity		20,126		13,571		10,481		9,963		9,962

Dividend data:
Dividends per Thomson Reuters Corporation
common share (US$)		$1.08		$0.98		$0.88		$0.79		$0.76
Dividends per Thomson Reuters PLC ordinary share (US$)		$0.49		n/m		n/m		n/m		n/m
Dividends per Thomson Reuters Corporation Series II preference share (C$)	C	$0.85	C	$1.07	C	$1.00	C	$0.77	C	$0.70

Weighted average number of shares outstanding (in millions):
Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, basic		770.8		641.2		644.1		654.4		655.3
Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, diluted		775.2		644.4		646.0		655.0		655.9

n/m = not meaningful

THOMSON REUTERS	ANNUAL REPORT 2008

SENIOR MANAGEMENT AND DIRECTORS

The following individuals are our executive officers:

Name	Age	Title
Thomas H. Glocer	49	Chief Executive Officer
Robert D. Daleo	59	Executive Vice President and Chief Financial Officer
James C. Smith	49	Chief Executive Officer, Professional Division
Devin N. Wenig	42	Chief Executive Officer, Markets Division
Stephen G. Dando	47	Executive Vice President and Chief Human Resources Officer
Deirdre Stanley	44	Executive Vice President and General Counsel
Gus Carlson	50	Executive Vice President, Chief Marketing & Communications Officer
James Powell	47	Executive Vice President and Chief Technology Officer

Tom Glocer is Chief Executive Officer of Thomson Reuters. Prior to April 2008, Mr. Glocer was CEO of Reuters. He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. Mr. Glocer practiced law at Davis, Polk & Wardwell in New York, Paris and Tokyo from 1984 to 1993. He joined the board of Reuters in 2000. He is also a director of Merck & Co., Inc. and serves on several academic/ not-for-profit organizations and advisory councils including the Council on Foreign Relations and the International Business Council of the World Economic Forum. Mr. Glocer resides in New York, New York, United States.

Bob Daleo is Executive Vice President and Chief Financial Officer of Thomson Reuters. Prior to April 2008, Mr. Daleo was Chief Financial Officer of Thomson. Mr. Daleo joined Thomson in 1994 and held a number of key leadership positions within the organization before becoming CFO in 1998. Mr. Daleo was a director of Thomson from 2001 to 2008. Mr. Daleo is currently a director of Equifax Inc. and serves on the board of trustees for the New Jersey Community Development Corporation. Mr. Daleo resides in Alpine, New Jersey, United States.

Stephen Dando is Executive Vice President and Chief Human Resources Officer of Thomson Reuters. Prior to April 2008, he had been Group Human Resources Director for Reuters since 2006. Prior to joining Reuters in 2006, Mr. Dando was Director, BBC People and a member of the BBC’s Executive Committee and Executive Board for five years. Mr. Dando also held various appointments at Diageo over a 12-year period, including Global HR Director of Guinness. Mr. Dando resides in London, United Kingdom.

Jim Smith is Chief Executive Officer of Thomson Reuters Professional division. Prior to April 2008, Mr. Smith was Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith joined Thomson in 1987 and held a number of key leadership positions within the organization, including President and Chief Executive Officer of Thomson Learning’s Academic & Reference Group and Executive Vice President, Human Resources and Administration of Thomson. Mr. Smith resides in Stamford, Connecticut, United States.

Devin Wenig is Chief Executive Officer of Thomson Reuters Markets division. Prior to April 2008, Mr. Wenig was Chief Operating Officer of Reuters. Mr. Wenig joined Reuters in 1993 and held a number of senior management positions including President, Investment Banking & Brokerage Services and President, Business Divisions. Mr. Wenig was a director of Reuters from 2003 to 2008. Mr. Wenig resides in New York, New York, United States.

Deirdre Stanley is Executive Vice President and General Counsel of Thomson Reuters. Prior to April 2008, Ms. Stanley had been Senior Vice President and General Counsel of Thomson since 2002. Prior to joining Thomson in 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1995 through 1997, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Ms. Stanley resides in New York, New York, United States.

Gus Carlson is Executive Vice President and Chief Marketing & Communications Officer of Thomson Reuters. Prior to April 2008, he had been Senior Vice President and Chief Marketing & Communications Officer for Thomson since 2006. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor’s, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is also a former business news editor for The New York Times and The Miami Herald. Mr. Carlson resides in Bedford, New York, United States.

James Powell is Executive Vice President and Chief Technology Officer of Thomson Reuters, a position that he has held since July 2008. Previously, he was CTO of Thomson Reuters Markets division. In his 15 years with Reuters, Mr. Powell held a number of senior leadership positions including CTO of its Enterprise division and Global Head of Product Development. He has also held senior leadership positions at Solace Systems, Citadel Investment Group and TIBCO Finance Technology. Mr. Powell resides in Bronxville, New York, United States.

Information regarding the compensation of our senior executive officers is provided in our management information circular dated March 26, 2009, which has been prepared in connection with our upcoming annual general meeting of shareholders to be held on May 13, 2009. This information forms a part of this annual report for the purposes of U.K. legal and regulatory reporting requirements.

THOMSON REUTERS	ANNUAL REPORT 2008

The names, municipalities and countries of residence, offices and principal occupations of our directors are shown below.  Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

	Committee memberships
Name	Age	Audit	Corporate Governance	Human Resources	Director Since
David Thomson, Chairman	51				1988
W. Geoffrey Beattie, Deputy Chairman	49		•	•	1998
Niall FitzGerald, KBE, Deputy Chairman	63		Chair	•	2008
Thomas H. Glocer	49				2008
Manvinder S. Banga	54			•	2009
Mary Cirillo	61		•	•	2005
Steven A. Denning	60			Chair	2000
Lawton Fitt	55	•			2008
Roger L. Martin	52	•			1999
Sir Deryck Maughan	61		•		2008
Ken Olisa	57	•			2008
Vance K. Opperman	66	Chair			1996
John M. Thompson	66	•	•		2003
Peter J. Thomson	43				1995
John A. Tory	79			•	1978

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University. Mr. Thomson resides in Toronto, Ontario, Canada.

W. Geoffrey Beattie is a Deputy Chairman of Thomson Reuters. He is President and a director of Woodbridge, the Thomson family investment company. In addition to his public company board memberships, Mr. Beattie is Chairman of CTV Globemedia, a Canadian broadcasting and publishing company, and a trustee of the University Health Network. Mr. Beattie has a law degree from the University of Western Ontario. Mr. Beattie resides in Toronto, Ontario, Canada.

Niall FitzGerald, KBE, is a Deputy Chairman of Thomson Reuters. He joined the Reuters board in 2003 and became Chairman in 2004, a position he held until April 2008 when Reuters was acquired. Mr. FitzGerald was Chairman and CEO of Unilever PLC, a consumer goods company, from 1996 until his retirement in October 2004. Mr. FitzGerald chairs the British Museum Board of Trustees, Investment Climate Facility for Africa and Hakluyt & Co. Ltd. and is a member of the World Economic Forum Foundation board. He serves a number of other not-for-profit organizations and is on various advisory bodies. He has a Commerce degree from University College in Dublin and holds a number of honorary doctorates from U.S., British and Irish universities. Mr. FitzGerald resides in London, United Kingdom.

Tom Glocer is Chief Executive Officer of Thomson Reuters. Prior to April 2008, Mr. Glocer was CEO of Reuters.  He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. He joined the board of Reuters in 2000. Mr. Glocer practiced law at Davis, Polk & Wardwell in New York, Paris and Tokyo from 1984 to 1993. Mr. Glocer serves on several academic/not-for-profit organizations and advisory councils including the Council on Foreign Relations and the International Business Council of the World Economic Forum. He has a bachelor’s degree from Columbia University and a law degree from Yale University. Mr. Glocer resides in New York, New York, United States.

Manvinder Banga was appointed to the Thomson Reuters board effective January 1, 2009. He is President, Foods, Home & Personal Care of Unilever PLC. Previously, he was Business Group President for Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd.  Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry as well as several other academic boards. He has a Bachelor of Technology in Mechanical Engineering from the Indian Institute of Technology (IIT), Delhi and a post graduate degree in Management from the IIM Ahmedabad. Mr. Banga resides in London, United Kingdom.

THOMSON REUTERS	ANNUAL REPORT 2008

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive for over 25 years at Citibank and Bankers Trust. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P, a venture capital firm, and serves on the boards of several cultural and educational organizations.  She has a BA from Hunter College. Ms. Cirillo resides in New York, New York, United States.

Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm that focuses exclusively on investing in growth companies globally. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He has an MBA from Stanford Business School. Mr. Denning resides in Greenwich, Connecticut, United States.

Lawton Fitt is a corporate director. She joined the board of Reuters in 2004. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from 2002 to March 2005. Prior to that, she was an investment banker with Goldman Sachs & Co., where she became a partner in 1994 and a managing director in 1996.  Ms. Fitt has an MBA from the University of Virginia. Ms. Fitt resides in New York, New York, United States.

Roger Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution, a position he has held since 1998. Previously, Mr. Martin was a Director of Monitor Company, a global strategy consulting firm. Mr. Martin is Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress and is the Director of the AIC Institute for Corporate Citizenship. He also serves on the boards of several not-for-profit organizations. He has an MBA from Harvard University. Mr. Martin resides in Toronto, Ontario, Canada.

Sir Deryck Maughan is a Partner of Kohlberg Kravis Roberts & Co., a global asset management company. He was Chairman and Chief Executive Officer of Citigroup International until 2004 and served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck joined the board of Reuters in 2005. He also serves on the boards of several charitable organizations. Sir Deryck is a graduate of King’s College, University of London and the Graduate School of Business, Stanford University. Sir Deryck resides in New York, New York, United States.

Ken Olisa is founder and Chairman of Restoration Partners Limited, a specialized technology merchant bank which launched in 2006. He was Chairman of Interregnum plc from 2000 to 2006 and Chief Executive Officer since its inception in 1992. Mr. Olisa joined the Reuters board in 2004. He also serves on the boards of several charitable organizations. He has a MA from Cambridge University. Mr. Olisa resides in London, United Kingdom.

Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves on the boards of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years. Mr. Opperman resides in Minneapolis, Minnesota, United States.

John Thompson is Chairman of the Board of The Toronto-Dominion Bank, a Canadian financial institution.  Mr. Thompson held a number of senior management positions in his career at IBM including having oversight responsibility for the company’s worldwide technology, manufacturing and business strategy. He was Vice Chairman of the Board of IBM from 2000 until 2002. He is a graduate of the University of Western Ontario with a degree in Engineering Science. Mr. Thompson also completed executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University. Mr. Thompson is also Chancellor of the University of Western Ontario. Mr. Thompson resides in Toronto, Ontario, Canada.

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario. Mr. Thomson resides in Toronto, Ontario, Canada.

John Tory is a director of Woodbridge. He was President of Woodbridge from 1973 to 1998 and Deputy Chairman of Thomson from 1978 to 1997. Mr. Tory has a law degree from the University of Toronto. Mr. Tory resides in Toronto, Ontario, Canada.

Audit Committee

The Audit Committee comprises Vance K. Opperman (Chair), Lawton Fitt, Roger L. Martin, Ken Olisa and John M. Thompson. All members of the Audit Committee are financially literate in accordance with applicable Canadian, U.S. and U.K. securities rules. We have not sought to determine that any member of the Audit Committee qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE, Nasdaq and U.K. Combined Code provisions. However, we consider that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities. The board plans to consider these qualifications in future nominations to the board and appointments to the Audit Committee.

Biographies for the members of the Audit Committee are provided above.

Principal Accountant Fees and Services

The following table sets forth fees payable to PricewaterhouseCoopers LLP (Canada) and PricewaterhouseCoopers LLP (UK) and their respective affiliates in 2008 and 2007:

(in millions of US dollars)	2008	2007
Audit fees	$23.0	$13.7
Audit-related fees	3.8	19.0
Tax fees	11.2	10.9
All other fees	0.7	0.2
Total	$38.7	$43.8

THOMSON REUTERS	ANNUAL REPORT 2008

The following are descriptions of fees payable to PricewaterhouseCoopers LLP in 2008 and 2007.

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

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

•	authoring content for inclusion in certain products and services; and

•	French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for overseeing the work of the independent auditors and considers whether the provision of servicesother than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy regardingits pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidanceto management as to the specific types of services that have been pre-approved by the Audit Committee. The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved. Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2008, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Controlled Company

The NYSE and Nasdaq corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (a company of which more than 50% of the voting power is held by an individual, group or another company) is exempt from these requirements. The board believes it is appropriate for directors affiliated with Woodbridge to serve on the Corporate Governance Committee and the HR Committee and has approved our reliance on the controlled company exemption to do so.

Independent Directors

Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2009, the board conducted its annual assessment of the independence of each of its members and determined that 10 of the 15 directors (66 2/3%) serving on the board are independent. In determining independence, we examined and relied on the applicable definitions of “independent” in the NYSE listing standards, Nasdaq listing standards, Canadian Securities Administrators’ National Instrument 58-101 and the U.K. Combined Code on Corporate Governance. The board also reviewed the results of questionnaires completed by each director.

•	One of the directors (Thomas H. Glocer) is not independent because he is the CEO of Thomson Reuters.

•
Four of the directors (David Thomson, W. Geoffrey Beattie, Peter J. Thomson and John A. Tory) are considered to not be independent pursuant to applicable rules because they are directors and current or former executive officers of Woodbridge, the controlling shareholder of Thomson Reuters. None of these individuals is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

•	The remaining 10 directors are independent.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. For example, various in-house legal departments of a number of these companies subscribe to our Westlaw service. Based on the specific facts and circumstances, the board determined in March 2009 that these types of relationships were immaterial.

THOMSON REUTERS	ANNUAL REPORT 2008

In particular, the board acknowledged that Messrs. Denning and Thompson also have been directors of companies that Thomson Reuters has a relationship with, but determined that these relationships were not material and did not preclude a finding of independence.

•
Until February 2009, Mr. Denning was a director of Hewitt Associates Inc. In February 2005, we entered into an agreement with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When we initially entered into the agreement, we expected to pay Hewitt an aggregate of $115 million over a five-year period. This agreement was subsequently renegotiated and extended in September 2006. Under the new terms, we expect to pay Hewitt an aggregate of $165 million over a 10-year period. In 2008, we paid Hewitt $11 million for its services. Mr. Denning did not participate in negotiations related to the agreement and has refrained from deliberating and voting on any matters relating to Hewitt Associates Inc. by the HR Committee and the board.

•
Mr. Thompson is the non-executive independent Chairman of the board of The Toronto-Dominion Bank. In the normal course of business, we have a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our recent offerings of debt securities in the United States and Canada.

Presiding Directors at Meetings of Non-Management and Independent Directors

At the conclusion of every board meeting, the board meets without the CEO present. The CEO is informed of the substance of these meetings to the extent that action is appropriate or required.

In addition, at least once each year, the board meets without the CEO and the directors affiliated with Woodbridge present. These meetings, which follow a regularly scheduled board meeting, are chaired by the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee develops the agenda for these meetings, although discussion is not limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Chair of the Corporate Governance Committee reports to the Chairman on the substance of these meetings to the extent that action is appropriate or required and is available for consultation with the independent directors as required. One such meeting of the independent directors took place in January 2009 and was presided over by Niall FitzGerald.

Code of Business Conduct and Ethics

In 2008, we adopted a new Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, a mandatory online training course related to the Code is expected to be launched in 2009 (based on similar courses used by each of Thomson and Reuters prior to the formation of Thomson Reuters). The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

In 2008, no material violations by our directors or executive officers were reported for the Code of Business Conduct and Ethics.  Also, no waivers under the Code were sought by or granted to any of our directors or executive officers in 2008.

Additional information regarding the members of our board of directors, including our corporate governance and compensation practices, is provided in our management information circular dated March 26, 2009, which has been prepared in connection with our upcoming annual general meeting of shareholders to be held on May 13, 2009. This information forms a part of this annual report for purposes of U.K. legal and regulatory reporting requirements. Each board committee has a written charter which is publicly available at www.thomsonreuters.com. The audit committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.

As of March 26, 2009, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding voting interests, based on the issued and outstanding shares of Thomson Reuters Corporation and Thomson Reuters PLC as of that date. David Thomson and Peter J. Thomson are the Chairmen, and W. Geoffrey Beattie is the President, of Woodbridge, our controlling shareholder. John A. Tory is a director of Woodbridge. As of March 26, 2009, Woodbridge had a voting interest in Thomson Reuters of approximately 55% based on the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC.

THOMSON REUTERS	ANNUAL REPORT 2008

The following table sets forth the total interests in Thomson Reuters Corporation common shares and deferred share units (DSUs) and Thomson Reuters PLC ordinary shares (including underlying ADSs) beneficially owned by each of our directors as of the dates indicated. Information regarding interests in Thomson Reuters shares through stock options and RSUs is provided in our management information circular dated March 26, 2009.

	Thomson Reuters Corporation			Thomson Reuters PLC
	January 1,	December 31,	March 26,	January 1,	December 31,	March 26,
Name	2008[1]	2008	2009	2008[1]	2008	2009
David Thomson	6,070	6,070	6,070	–	–	–
W. Geoffrey Beattie	200,500	43,500	43,500	–	263,624	263,624
Niall FitzGerald, KBE	27,658	27,658	27,658	–	–	–
Thomas H. Glocer	–	–	–	452,722	650,231	650,231
Manvinder S. Banga	–	–	–	–	–	–
Mary Cirillo	–	–	11,101	–	–	–
Steven A. Denning	36,339	40,712	40,904	–	–	–
Lawton Fitt	–	–	–	4,000	4,000	4,000
Roger L. Martin	17,338	22,319	24,014	–	7,500	7,500
Sir Deryck Maughan	–	1,142	2,122	–	–	–
Ken Olisa	–	–	888	408	408	408
Vance K. Opperman	72,068	77,760	79,707	–	–	–
John M. Thompson[2]	15,036	22,521	23,417	–	–	11,400
Peter J. Thomson	1,366	1,627	1,644	–	–	–
John A. Tory	504,200	62,831	62,861	–	548,000	548,000

1	As of the date of appointment, if later than January 1, 2008. Mr. Banga was appointed to the Thomson Reuters board on January 1, 2009.
2	In addition, Mrs. J.M. Thompson owns 300 Thomson Reuters Corporation common shares.

THOMSON REUTERS	ANNUAL REPORT 2008

ADDITIONAL INFORMATION

DUAL LISTED COMPANY STRUCTURE

OVERVIEW

We operate under a dual listed company (DLC) structure and have two parent companies, both of which are publicly listed – Thomson Reuters Corporation, an Ontario, Canada corporation, and Thomson Reuters PLC, a public limited company registered in England and Wales. These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business.

Key features of the DLC structure include the following:

•	Thomson Reuters Corporation and Thomson Reuters PLC are separate publicly listed companies;

•	the boards of directors of the two companies are comprised of the same individuals, as are the companies’ executive management;

•	shareholders of the two companies ordinarily vote together as a single decision-making body, including in the election of directors;

•	shareholders of the two companies receive equivalent cash dividends and capital distributions;

•	each company has guaranteed all contractual obligations of the other company and will guarantee other obligations as agreed; and

•	a take-over bid or similar transaction is required to be made for shares of both companies on an equivalent basis.

Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Its Ontario corporation number is 373074. Thomson Reuters Corporation amended and restated its articles effective April 17, 2008. Its registered office is located at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.

Thomson Reuters PLC is a public company limited by shares incorporated on March 6, 2007 under the UK Companies Act 1985 with registered number 06141013. Thomson Reuters PLC amended and restated its articles effective October 1, 2008. Its registered office is located at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

The following simplified diagram illustrates the current structure of Thomson Reuters.

Current Thomson Reuters Structure

KEY FEATURES OF THE DLC STRUCTURE

Below is a description of the key features of the DLC structure.

Separate Entities and Listings

Thomson Reuters Corporation and Thomson Reuters PLC maintain separate stock exchange listings. Thomson Reuters Corporation common shares are listed on the TSX and the NYSE and the Series II preference shares are listed on the TSX. Thomson Reuters PLC ordinary shares are admitted to the official list of the UK Listing Authority and to trading on the LSE’s main market for listed securities. The ADSs, each representing six Thomson Reuters PLC ordinary shares, are listed on the Nasdaq Global Select Market.

Thomson Reuters Corporation is included in the S&P/TSX series of indices and Thomson Reuters PLC is included in the FTSE UK series of indices.
THOMSON REUTERS	ANNUAL REPORT 2008

Unified Board and Management

The boards of directors of Thomson Reuters Corporation and Thomson Reuters PLC are comprised of the same individuals, as are the companies’ executive management. The two companies pursue business objectives established by our board of directors and management, who evaluate these strategies and other operational decisions from the perspective of Thomson Reuters as a whole.

We deploy and manage our capital and assets in a way which our board considers most beneficial to Thomson Reuters. Our assets are owned, directly or indirectly, by Thomson Reuters Corporation or Thomson Reuters PLC, depending on what we believe is most efficient and appropriate under the then prevailing circumstances. Under the DLC structure, we may transfer assets between the two companies from time to time. These transfers are considered to be in the ordinary course of business and may be made without shareholder approval.

Equalization of Economic and Voting Interests

Equalization Principles

The Equalization and Governance Agreement requires that Thomson Reuters Corporation and Thomson Reuters PLC observe certain principles to ensure that the economic and voting rights of holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares are equivalent. These principles are briefly described below.

An “Equalization Ratio” determines the economic and voting interests represented by a Thomson Reuters PLC ordinary share relative to a Thomson Reuters Corporation common share. The Equalization Ratio is currently 1:1. As a result, one Thomson Reuters PLC ordinary share has equivalent rights to distributions of income and capital and voting rights as one Thomson Reuters Corporation common share.

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

Thomson Reuters PLC may not declare or pay a cash dividend unless Thomson Reuters Corporation first declares or pays a cash dividend. If Thomson Reuters PLC is prohibited by applicable laws from declaring or paying or is otherwise unable to declare or pay the equivalent cash dividend, Thomson Reuters Corporation and Thomson Reuters PLC must, to the extent practicable, enter into such transactions as are necessary to enable Thomson Reuters PLC to pay the dividend.

Thomson Reuters Corporation has issued an equalization share to Thomson Reuters PLC. If Thomson Reuters Corporation is required to make an equalization payment to Thomson Reuters PLC (or is required to take action and elects to do so by means of a payment to Thomson Reuters PLC), then Thomson Reuters Corporation will make this payment as a dividend on the equalization share, unless the board of directors of Thomson Reuters Corporation decides to make such payment by another means.

Matching Actions

If Thomson Reuters Corporation takes any action, other than paying a cash dividend, that would provide a holder of its common shares with an economic benefit or an adjustment to its voting rights (in relation to “Joint Electorate Actions”, which are discussed below) or which would otherwise disadvantage a holder of a Thomson Reuters PLC ordinary share relative to a holder of a Thomson Reuters Corporation common share, then Thomson Reuters PLC must undertake a “Matching Action” to ensure that the economic benefits and voting rights of shareholders of each company are maintained in proportion to the then prevailing Equalization Ratio. Alternatively, an appropriate adjustment to the Equalization Ratio must be made to ensure that there is equitable treatment (with regard to the then prevailing Equalization Ratio) for a holder of one Thomson Reuters PLC ordinary share relative to a holder of one Thomson Reuters Corporation common share.

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

Cross Guarantees

Thomson Reuters Corporation and Thomson Reuters PLC have each guaranteed all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and will guarantee other obligations as agreed. We refer to these as “cross guarantees”. Thomson Reuters PLC has also guaranteed all contractual obligations of Reuters Group PLC existing as of April 17, 2008 and, as a result, those obligations are covered by Thomson Reuters Corporation’s guarantee of Thomson Reuters PLC’s obligations.

Creditors of Thomson Reuters Corporation and Thomson Reuters PLC entitled to the benefit of the cross guarantees have been, to the extent possible, placed in the same position as if the obligations were owed by Thomson Reuters. In light of these cross guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC is exposed to the credit risk of the other. Accordingly, both companies share the same credit rating.

Insolvency

In the event that Thomson Reuters PLC is, or is likely to become, insolvent, Thomson Reuters Corporation must ensure that the economic returns made or otherwise available to holders of its common shares and Thomson Reuters PLC ordinary shares are proportional in relation to the Equalization Ratio. This is referred to as “Economic Equivalence”.

In that event, Thomson Reuters Corporation has the right either to offer Thomson Reuters Corporation common shares to holders of Thomson Reuters PLC ordinary shares in exchange for their Thomson Reuters PLC ordinary shares or to make a payment to holders of Thomson Reuters PLC ordinary shares, in either case, in such amount and in such proportion to ensure that Economic Equivalence is achieved. If Thomson Reuters Corporation does not exercise this right, then Thomson Reuters Corporation must make payments to the creditors of Thomson Reuters PLC and then to Thomson Reuters PLC so that Economic Equivalence is achieved.

THOMSON REUTERS	ANNUAL REPORT 2008

If both Thomson Reuters Corporation and Thomson Reuters PLC are insolvent, and if Thomson Reuters Corporation has surplus assets available for distribution to Thomson Reuters Corporation shareholders after the payment of all debts, then Thomson Reuters Corporation will pay a liquidation distribution to the holders of Thomson Reuters PLC ordinary shares which is equivalent on a per share basis in accordance with the Equalization Ratio.

As the cross guarantees expose each company to the credit risk of the other, we believe that any insolvency would affect Thomson Reuters as a whole rather than either Thomson Reuters Corporation or Thomson Reuters PLC alone.

Support Arrangements

Although Thomson Reuters Corporation is obligated to support Thomson Reuters PLC regarding dividends and other cash distributions and in the event of the insolvency of Thomson Reuters PLC, Thomson Reuters PLC does not have any reciprocal obligations in favor of Thomson Reuters Corporation. These arrangements have been structured to avoid adverse Canadian income tax treatment of dividends paid and received on Thomson Reuters Corporation common shares. We do not consider these arrangements to be material to holders of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.

As we declare dividends from the perspective of Thomson Reuters taken as a whole, we do not believe that Thomson Reuters Corporation’s support obligation affects in any way the dividends or other cash distributions available to holders of either Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.

Voting Arrangements

Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body. Matters put to shareholders are classified as one of the following:

•
Joint Electorate Actions. Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders vote together as a single decision-making body on all matters other than those which constitute “Class Rights Actions” or “Procedural Resolutions”. These matters are called “Joint Electorate Actions” and include the election of directors, the appointment of auditors and the approval and receipt of financial statements and reports.

•
Class Rights Actions. On specified matters where the interests of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders may diverge, the shareholders of each company vote separately. These matters are called “Class Rights Actions” and include: (i) the voluntary liquidation of either company; (ii) any adjustment to the Equalization Ratio other than in accordance with the Equalization and Governance Agreement; (iii) any amendment to, or termination of, the contractual arrangements giving effect to the DLC structure; and (iv) any amendment to the provisions of our organizational documents giving effect to the DLC structure. Matters that are Class Rights Actions may not be implemented unless they have been approved by the requisite majority of the votes cast by the Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders voting separately.

•
Procedural Resolutions. Procedural or technical resolutions do not constitute either Joint Electorate Actions or Class Rights Actions and will be voted on separately by the relevant Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders.

Special Voting Shares

To effect the voting arrangements described above, Thomson Reuters Corporation and Thomson Reuters PLC have each issued a special voting share to a special voting trust so that shareholders of the two companies can ordinarily vote together as a single decision-making body. The special voting trust exercises voting rights at one company’s shareholder meeting so as to give effect to the voting results recorded at the other company’s parallel shareholder meeting.

•
For Joint Electorate Actions, the Thomson Reuters Corporation special voting share carries the number of votes cast at the parallel meeting of Thomson Reuters PLC shareholders (as adjusted by the Equalization Ratio and rounded up to the nearest whole number) and the Thomson Reuters PLC special voting share carries the number of votes cast at the parallel meeting of Thomson Reuters Corporation shareholders (as adjusted by the Equalization Ratio and rounded up to the nearest whole number).

•
For Class Rights Actions, the special voting shares carry voting rights only if the proposed action has not been approved at the parallel meeting of the Thomson Reuters PLC shareholders or Thomson Reuters Corporation shareholders, as the case may be. In that event, the special voting shares carry such number of votes in respect of the proposed action as would be sufficient to defeat it. These voting rights reflect the requirement that Class Rights Actions be approved by the shareholders of each of Thomson Reuters Corporation and Thomson Reuters PLC voting separately.

Neither special voting share carries any voting rights on Procedural Resolutions. Procedural Resolutions are voted on separately by the relevant company’s shareholders.

Equivalent Treatment in Relation to Take-Overs

We believe it is essential to the operation of the DLC structure that holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares are treated on an equivalent basis in the event of any take-over bid or similar transaction. Thomson Reuters Corporation and Thomson Reuters PLC may only accept, approve or recommend a “Qualified Take-Over Bid”.

A Qualified Take-Over Bid means an offer or offers, made at or about the same time, to all holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares to acquire all of the outstanding common shares and ordinary shares, which are equivalent in all material respects to the holders, including with respect to the consideration offered, the information provided to the holders, the time available to consider the offers and the conditions to which the offers are subject.

If any person acquires 20% or more Thomson Reuters Corporation common shares, 30% or more Thomson Reuters PLC ordinary shares, or 30% or more of the total voting interests in Thomson Reuters in respect of a Joint Electorate Action, that acquisition would be considered a “Triggering Event”. Upon the occurrence of a Triggering Event, we must take all actions that our board of directors believes are necessary or appropriate to procure that the person makes a Qualified Take-Over Bid, unless the acquisition is exempt from the take-over bid provisions of applicable laws and the value of the consideration paid for any shares is not in excess of the market value thereof at the date of the acquisition.

THOMSON REUTERS	ANNUAL REPORT 2008

DESCRIPTION OF CAPITAL STRUCTURE

As of March 26, 2009, our authorized share capital was as follows:

•
Thomson Reuters Corporation’s authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, a Reuters Founders Share, a special voting share and an equalization share.

•	Thomson Reuters PLC’s authorized share capital consisted of 2,031,700,000 ordinary shares, a Reuters Founders Share and a special voting share.

As of March 26, 2009, we had outstanding 647,102,492 common shares and 6,000,000 Series II preference shares of Thomson Reuters Corporation and 181,229,241 ordinary shares of Thomson Reuters PLC. We also had outstanding the Reuters Founders Shares and special voting shares of Thomson Reuters Corporation and Thomson Reuters PLC and the equalization share of Thomson Reuters Corporation. The special voting shares and equalization share are described above under “Dual Listed Company Structure” and the Reuters Founders Shares are described under “Material Contracts”.

THOMSON REUTERS CORPORATION

Common Shares

Each common share entitles its holder to receive notice of and to attend all meetings of Thomson Reuters Corporation shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting) and to vote, together with the holder of the Thomson Reuters Corporation special voting share, except at meetings of holders of common shares required by applicable laws to be held as a separate class. Each common share also entitles its holder to receive dividends when declared by our board of directors, subject to the rights of holders of the preference shares. All dividends declared by our board of directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of Thomson Reuters Corporation’s assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to Thomson Reuters Corporation common shares.

Preference Shares

Our preference shares may be issued in one or more series as determined by our board of directors. Our board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on Thomson Reuters Corporation’s liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our board of directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

THOMSON REUTERS PLC

Ordinary Shares

Each ordinary share entitles its holder to receive notice of and to attend all meetings of Thomson Reuters PLC shareholders (except for meetings of holders of a particular class or series of shares other than the ordinary shares required by applicable laws to be held as a separate class or series meeting) and to vote, together with the holder of the Thomson Reuters PLC special voting share, except at meetings of holders of ordinary shares required by applicable laws to be held as a separate class. Each ordinary share also entitles its holder to receive dividends when declared by our board of directors. All dividends declared by our board of directors are paid equally on all ordinary shares. Holders of ordinary shares will participate equally in any distribution of Thomson Reuters PLC’s assets upon liquidation, dissolution or winding-up. There are no redemption, purchase or conversion rights attaching to Thomson Reuters PLC ordinary shares.

ADSs

Each ADS represents six ordinary shares. For a summary description of our ADSs, please see Exhibit 99.12 of Thomson Reuters PLC’s annual report for the year ended December 31, 2007 filed with the SEC on Form 20-F and the Canadian securities regulatory authorities on April 17, 2008.

EXCHANGE CONTROLS

THOMSON REUTERS CORPORATION

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to nonresident holders of common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our articles of incorporation or other charter documents on the right of a nonresident to hold or vote our common shares, other than as provided by the Investment Canada Act, which requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a non-Canadian of control of a Canadian business.

THOMSON REUTERS PLC

Under English law and the Thomson Reuters PLC Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer their ordinary shares in the same manner as UK residents or nationals. There are currently no UK foreign exchange control restrictions on remittances of dividends to non-UK resident holders of ordinary shares or on the conduct of Thomson Reuters PLC's operations.

THOMSON REUTERS	ANNUAL REPORT 2008

MARKET FOR SECURITIES

LISTINGS AND INDEX PARTICIPATION

Thomson Reuters Corporation and Thomson Reuters PLC maintain separate stock exchange listings.

•
Thomson Reuters Corporation common shares are listed in Canadian dollars on the TSX and in US dollars on the NYSE under the symbol “TRI” and the Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Prior to the closing of the Reuters acquisition, our common shares and preference shares traded under the symbols “TOC” and “TOC.PR.B”, respectively.

•
Thomson Reuters PLC ordinary shares are traded in British pounds sterling on the LSE under the symbol “TRIL”. ADSs, each representing six Thomson Reuters PLC ordinary shares, are listed in US dollars on the Nasdaq Global Select Market under the symbol “TRIN”. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by Deutsche Bank Trust Company Americas, as depositary under a deposit agreement dated April 17, 2008 signed with Thomson Reuters PLC and on behalf of ADR holders.

Thomson Reuters Corporation is included in the S&P/TSX series of indices and Thomson Reuters PLC is included in the FTSE UK series of indices.

SHARE PRICES

The following tables provide information regarding our share price history for the periods indicated. All information for Thomson Reuters PLC shares is provided from April 17, 2008 (the closing date of the Reuters acquisition).

Annual Prices

The following table sets forth the annual high and low trading prices for the years indicated.

	Thomson Reuters Corporation common shares (C$)		Thomson Reuters Corporation common shares (US$)		Thomson Reuters Corporation Series II preferred shares (C$)		Thomson Reuters PLC ordinary shares (£)		Thomson Reuters PLC ADSs (US$)
	High	Low	High	Low	High	Low	High	Low	High	Low
2004	47.99	39.86	37.29	29.84	26.10	24.55	--	--	--	--
2005	45.50	38.80	38.55	31.09	26.05	24.61	--	--	--	--
2006	49.54	39.50	43.41	34.01	26.49	25.23	--	--	--	--
2007	51.95	36.44	47.26	36.93	28.80	23.25	--	--	--	--
2008	40.70	24.83	41.16	19.30	24.45	9.00	17.12	8.83	197.65	86.00

Quarterly Prices

The following table sets forth the quarterly high and low trading prices for 2007, 2008 and the first quarter of 2009 through March 20, 2009.
	Thomson Reuters Corporation common shares (C$)		Thomson Reuters Corporation common shares (US$)		Thomson Reuters Corporation Series II preferred shares (C$)		Thomson Reuters PLC ordinary shares (£)		Thomson Reuters PLC ADSs (US$)
	High	Low	High	Low	High	Low	High	Low	High	Low
2007
Q1	51.95	46.30	44.19	39.46	28.80	25.27	--	--	--	--
Q2	50.00	43.17	44.93	39.75	26.04	25.00	--	--	--	--
Q3	46.19	41.00	44.36	38.27	25.75	24.77	--	--	--	--
Q4	44.69	36.44	47.26	36.93	25.23	23.25	--	--	--	--
2008
Q1	40.70	31.67	41.16	31.96	24.45	21.95	--	--	--	--
Q2	39.78	32.01	39.75	31.65	22.45	21.00	17.12	12.74	197.65	157.33
Q3	37.91	25.89	35.50	24.83	23.00	21.85	16.25	11.32	179.82	125.09
Q4	35.75	24.83	29.42	19.30	22.40	9.00	15.95	8.83	142.20	86.00
2009
Q1	35.51	27.57	29.99	21.89	14.49	10.00	15.89	13.02	142.71	108.47

THOMSON REUTERS	ANNUAL REPORT 2008

Monthly Prices

The following tables set forth the monthly high and low prices for 2008 and the first quarter of 2009 through March 20, 2009, as well as the closing price at the end of each month and the aggregate trading volume for each month.

	Thomson Reuters Corporation common shares (C$)				Thomson Reuters Corporation common shares (US$)				Thomson Reuters Corporation Series II preference shares
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2008
January	40.70	32.30	35.84	32,249,916	41.16	32.37	35.54	4,945,050	24.45	22.55	23.50	32,844
February	36.79	32.60	32.77	32,983,608	36.82	33.21	33.27	3,517,685	23.50	22.70	22.99	19,206
March	38.80	31.67	34.52	53,413,948	39.05	31.96	33.53	7,132,127	23.25	21.95	22.00	48,772
April	39.78	34.35	37.30	49,234,412	39.16	33.69	37.60	5,194,240	22.38	21.00	22.00	17,010
May	39.77	35.92	36.15	35,092,944	39.75	35.85	36.55	4,207,038	22.09	21.25	21.75	27,347
June	37.32	32.01	32.90	26,663,472	36.94	31.65	32.19	3,114,202	22.45	21.75	22.05	100,726
July	33.10	27.51	33.05	28,674,766	32.64	27.54	32.23	4,496,550	22.49	22.05	22.49	57,670
August	37.91	32.21	35.75	20,337,464	35.50	31.38	33.62	4,234,015	23.00	22.32	22.99	31,410
September	36.93	25.89	28.93	51,362,984	34.50	24.83	27.27	7,476,906	22.99	21.85	22.29	16,340
October	31.00	25.02	28.38	32,493,872	28.60	19.75	23.48	8,670,302	22.40	18.00	19.00	170,855
November	31.72	24.83	31.72	31,393,572	26.67	19.30	24.74	8,734,105	18.50	14.75	15.00	13,460
December	35.75	26.50	35.60	35,473,184	29.42	21.35	29.15	10,866,609	14.99	9.00	11.50	196,414
2009
January	35.51	27.57	30.00	32,577,446	29.99	21.89	24.39	9,937,820	12.49	10.00	11.80	409,335
February	33.33	28.19	31.54	31,616,264	27.36	22.52	24.72	9,969,950	13.99	11.90	13.99	25,590
March	32.16	28.60	31.60	18,458,900	26.13	22.02	25.46	5,956,997	14.49	13.38	13.38	5,525

	Thomson Reuters PLC ordinary shares (£)				Thomson Reuters PLC ADSs (US$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2008
April	17.00	14.96	15.63	29,562,513	195.25	182.79	186.88	306,723
May	17.12	15.03	16.29	44,217,188	197.65	179.09	194.07	1,884,648
June	16.23	12.74	13.44	41,868,104	189.67	157.33	161.90	531,979
July	14.06	11.32	13.68	61,821,912	168.21	139.87	161.56	571,330
August	16.25	13.46	15.37	37,061,428	179.82	156.85	168.20	568,009
September	16.14	11.81	12.41	60,333,204	171.13	125.09	135.73	910,112
October	13.06	8.83	10.73	53,054,284	137.82	86.00	104.56	1,173,348
November	13.15	10.39	12.99	50,810,480	120.68	90.92	120.17	1,458,856
December	15.95	12.00	15.10	32,579,992	142.20	109.44	135.81	1,013,289
2009
January	15.89	13.05	13.97	35,765,460	142.71	108.47	121.52	749,507
February	15.19	13.02	14.50	35,776,692	134.40	114.19	124.30	922,827
March	15.89	13.51	15.61	21,516,450	138.00	113.58	133.85	612,924

THOMSON REUTERS	ANNUAL REPORT 2008

In 2008, Thomson Reuters Corporation issued and sold the following notes:

•	US$750 million of 5.95% notes due 2013;

•	US$1 billion of 6.50% notes due 2018;

•	C$600 million of 5.25% notes due 2011; and

•	C$600 million of 5.70% notes due 2015.

These notes are not listed or quoted on a marketplace.

DIVIDENDS

Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares receive dividends in an equivalent per share amount (for so long as our equalization ratio is 1:1), disregarding any amounts that may be required to be withheld or deducted for taxes and any other tax consequences. We declare and pay dividends to holders of common shares and ordinary shares at the same time and with the same record date, or, in each case, as close in time as practicable under the circumstances.

Any dividends that we declare on our shares take into account all factors that our board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is approximately 40% of annual free cash flow.

Our board reviews our dividend policy in the first quarter of each fiscal year. In February 2009, our board approved an increase in our quarterly dividend rate to $0.28 per share (or $1.12 per share on an annualized basis), effective with our dividend paid on March 26, 2009 to holders of record as of March 6, 2009. The declaration of dividends by our board and the amount of those dividends may be adjusted or eliminated at the discretion of the board and is not subject to approval by shareholders. While we declare dividends in US dollars, shareholders may receive their dividends in other currencies.

•	Holders of Thomson Reuters Corporation common shares receive their dividends in US dollars, unless they elect to receive their dividends in Canadian dollars or British pounds sterling;

•
Holders of Thomson Reuters PLC ordinary shares receive their dividends in British pounds sterling, unless they elect to receive their dividends in US dollars, Canadian dollars or certain other local currencies; and

•	Holders of Thomson Reuters PLC ADSs receive their dividends in US dollars.

We also have dividend reinvestment plans which allow eligible holders of our common shares and ordinary shares to elect to have their cash dividends reinvested in additional shares.

Additional information regarding currency elections for our dividends as well as our dividend reinvestment plans is provided in the Investor Relations section of our website under “Dividend Timetable”.

In the first quarter of 2008, our board set a quarterly dividend rate of $0.27 per share. We paid a larger interim dividend in the second quarter of 2008 in connection with the closing of the Reuters acquisition. We then paid a smaller dividend in the third quarter of 2008 which was based on our 2008 quarterly dividend rate, as adjusted for the interim dividend. We then returned to a normal quarterly dividend payment of $0.27 per share in the fourth quarter of 2008.

We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

The table below sets forth the dividends declared on our shares in the last three years and the first quarter of 2009.

	Thomson	Thomson	Thomson
	Reuters	Reuters PLC	Reuters
	Corporation	ordinary	Corporation
	common	shares	Series II
	shares	(US$)	preference
	(US$)		shares (C$)
Dividend amount per share
2006
Q1	$0.220000	-	C$	0.224384
Q2	$0.220000	-	C$	0.250437
Q3	$0.220000	-	C$	0.264658
Q4	$0.220000	-	C$	0.264658
2007
Q1	$0.245000	-	C$	0.258904
Q2	$0.245000	-	C$	0.261781
Q3	$0.245000	-	C$	0.274362
Q4	$0.245000	-	C$	0.273921
2008
Q1	$0.270000	-	C$	0.250200
Q2	$0.317470	-	C$	0.212800
Q3	$0.222530	$0.222530	C$	0.208900
Q4	$0.270000	$0.270000	C$	0.180355
2009
Q1	$0.280000	$0.280000	C$	0.131610

Prior to the closing of the acquisition, Reuters paid two dividends in 2008 to holders of its ordinary shares. These dividends were £0.07 per share and £0.03240 per share. The second dividend represented an accrued/pro-rated dividend from January 1, 2008 through April 16, 2008, based on £0.0551 per share.

THOMSON REUTERS	ANNUAL REPORT 2008

SHAREHOLDERS

WOODBRIDGE

Based on the issued share capital of Thomson Reuters Corporation and of Thomson Reuters PLC as of March 26, 2009, Woodbridge had a voting interest in Thomson Reuters of approximately 55% and is the principal and controlling shareholder of Thomson Reuters. On March 26, 2009, Woodbridge beneficially owned 438,418,486 Thomson Reuters Corporation common shares and 16,725,287 Thomson Reuters PLC ordinary shares (including ADSs underlying ordinary shares).

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

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained. Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

•	corporate governance, including the effectiveness of our board;

•	appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	capital strategy.

With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.

The Corporate Governance Committee of our board considers any transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian and UK securities laws.

OTHER SUBSTANTIAL SHAREHOLDERS

The following sets forth information about substantial shareholders other than Woodbridge. The percentage of total voting interests below reflect the issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC.

As of March 26, 2009, no shareholders (other than Woodbridge) had advised us that they beneficially owned 5% or more of Thomson Reuters Corporation’s shares.

As of March 26, 2009, the following shareholders (other than Woodbridge) had advised us that they beneficially owned 3% or more of Thomson Reuters PLC’s shares.

Shareholder	Number	Percentage	Percentage
	of ordinary	of ordinary	of total voting
	shares	shares	interests
Royal Bank of Canada (1)	14,601,274	8.05%	1.76%
ValueAct Capital Master Fund L.P.	10,833,806	5.97%	1.30%
Caisse de depot et placement du Quebec	5,700,959	3.14%	0.68%
(1) Held by the following affiliated entities – Phillips, Hager & North Investment Management Ltd., RBC Asset Management Inc. and RBC Trustees (CI) Ltd.

These shareholders do not have any different voting rights from our other shareholders.

REGISTERED AND BENEFICIAL SHAREHOLDERS

The following information regarding our shareholders is provided as of March 20, 2009.

Thomson Reuters Corporation

		Estimated
	Registered	beneficial
	holders	holders
Common shares	2,891	39,385
Series II preference shares	8	336

Thomson Reuters PLC

		Estimated
	Registered	beneficial
	holders	holders
Ordinary shares	20,180	N/A
ADSs	1,688	N/A

US Shareholders of Record

	Registered holders	Number of shares held	Percentage of total voting interests
Common shares	223	52,071,566	6.29%
Series II preference shares	1	150	N/A
Ordinary shares	985	205,635	0.02%
ADSs	1,599	19,939,038	2.41%

THOMSON REUTERS	ANNUAL REPORT 2008

Since certain of our shares and ADSs were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for Thomson Reuters Corporation common shares in Canada is Computershare Trust Company of Canada, with transfer facilities in Toronto, Montreal, Calgary and Vancouver. In the United States, Thomson Reuters Corporation’s transfer agent is Computershare Trust Company N.A., with transfer facilities in Golden, Colorado. Computershare Investor Services PLC is our transfer agent in the United Kingdom in Bristol, England. Computershare Trust Company of Canada is also the transfer agent and registrar for our Series II preference shares, with transfer facilities only in Toronto.

The transfer agent and registrar for Thomson Reuters PLC ordinary shares is Equiniti Limited, with transfer facilities located in West Sussex, United Kingdom. The depositary bank for Thomson Reuters PLC ADSs is Deutsche Bank Trust Company Americas, with transfer facilities administered on its behalf by American Stock Transfer & Trust Company in New York, New York, United States.

CREDIT RATINGS

Our long-term unsecured debt securities are rated Baa1 (stable) by Moody’s, A– (negative) by S&P, A (low) (stable) by DBRS and A– (stable) by Fitch.

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

These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investor Services (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks in its ranking category, with 1 being the highest.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “A” rating assigned to our long-term debt instruments is the third highest rating of 10 major rating categories. An “A” rating indicates that the obligor’s capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses “+” or “–” designations to indicate the relative standing of securities within a particular rating category.

DBRS Limited (DBRS)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’ “A” rating assigned to our long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated “A” are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to “high” or “low” reflects the relative strength within the rating category.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “A” rating assigned to our long-term debt instruments is the third highest rating of ten rating categories. An “A” rating indicates a low expectation of ceased or interrupted payments and strong capacity to meet obligations on a timely basis. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.

MATERIAL CONTRACTS

CREDIT AGREEMENT

In 2007, we entered into a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase (subject to approval by applicable lenders) in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. We can utilize the facility to provide liquidity in connection with our commercial paper program and for general corporate purposes. Based on our current credit rating, the cost of borrowing under the agreement is priced at LIBOR plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or S&P, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs.

THOMSON REUTERS	ANNUAL REPORT 2008

The credit agreement contains certain customary affirmative and negative covenants, each with customary exceptions. In particular, the credit agreement requires us to maintain a leverage ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications) for the last four fiscal quarters ended of not more than 4.5:1. A change in control of Thomson Reuters would be an event of default under the credit agreement, following which the lenders could decide to terminate the agreement. If a person or group (other than Woodbridge) became the beneficial owner of more than 50% of our total voting interests, a change in control would occur.

DLC STRUCTURE DOCUMENTS

The agreements and documents that govern and give effect to the DLC structure are the following, all of which were entered into on April 17, 2008. The DLC structure is also governed by provisions in the Thomson Reuters Corporation Articles of Incorporation and By-laws and the Thomson Reuters PLC Articles and Memorandum of Association, each of which are discussed below.

Agreement/Document	Parties
Equalization and Governance Agreement	Thomson Reuters Corporation and Thomson Reuters PLC
Special Voting Share Agreement	Thomson Reuters Corporation, Thomson Reuters PLC and Computershare Trust Company of Canada
Thomson Reuters Corporation Special Voting Share Trust Deed	Thomson Reuters Corporation and Computershare Trust Company of Canada, as Trustee
Thomson Reuters PLC Special Voting Share Trust Deed	Thomson Reuters Corporation and Computershare Trust Company of Canada, as Trustee
Thomson Reuters Corporation Deed of Guarantee	Thomson Reuters Corporation and Thomson Reuters PLC
Thomson Reuters PLC Deed of Guarantee	Thomson Reuters Corporation and Thomson Reuters PLC
Amended Deed of Mutual Covenant
Thomson Reuters Corporation, Thomson Reuters PLC, Australian Associated Press Pty Limited, New Zealand Press Association Limited, Reuters Founders Share Company Limited, Reuters Group PLC, PA Group Limited and NPA Nominees Limited

Reuters Trust Principles Support Agreement	Reuters Founders Share Company Limited and The Woodbridge Company Limited

Copies of all of these agreements and documents are available on our website and have also been filed with the SEC and the Canadian securities regulatory authorities. Additional information is provided in the “Dual Listed Company Structure” section in this annual report.

Reuters Trust Principles and Reuters Founders Share Company

Thomson Reuters is dedicated to upholding the Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Reuters Trust Principles are:

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

Reuters Founders Share Company was established in 1984 when Reuters Group PLC became a public company. The directors of Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Reuters Trust Principles are complied with.

The directors of Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors and one has even been imprisoned as a proponent of democracy. The directors are selected by a nomination committee and proposed to the board of Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board has two representatives and Reuters Founders Share Company’s board has five representatives, including its chairman. Other members are representatives of the press associations from the UK, Australia and New Zealand.

The number of directors has to be at least 14 and not more than 18. Directors have a minimum of two meetings per year. Directors receive reports on our activities in the different fields in which we operate and the directors meet with both our board and representatives of senior management. Through Reuters Founders Share Company’s chairman, regular contact is maintained with Thomson Reuters. The relationship is one of trust and confidence.

THOMSON REUTERS	ANNUAL REPORT 2008

The current directors, with their countries of residence and dates of initial appointment are:

Name	Country	Director since
Leonard Berkowitz	UK	1998
The Honourable Mrs. Anson Chan	China	2002
Sir Michael Checkland	UK	1994
Jiri Dienstbier	Czech Republic	2005
Uffe Ellemann-Jensen	Denmark	2001
John Fairfax	Australia	2005
Pehr Gyllenhammar (Chairman)	Sweden	1997
Alejandro Junco de la Vega	Mexico	2006
Joseph Lelyveld	USA	2004
Sir Christopher Mallaby	UK	1998
John McArthur	Canada	2001
Mammen Matthew	India	2002
The Right Hon. Baroness Noakes	UK	1998
Sir William Purves	UK	1998
Jaakko Rauramo	Finland	1999
Dr. Sachio Semmoto	Japan	2007

The directors are appointed for an initial term of five years and must retire on December 31 following the fifth anniversary following appointment or re-appointment. Directors are eligible for re-appointment for a further term of five years, subject to a maximum term of 15 years.

Amended Deed of Mutual Covenant

Thomson Reuters Corporation and Thomson Reuters PLC are parties to an Amended Deed of Mutual Covenant, under which each company and Reuters Founders Share Company has covenanted with English, Australian and New Zealand press associations to use its best endeavors to ensure that the Reuters Trust Principles are complied with in relation to Thomson Reuters.

Reuters Founders Shares

Each of Thomson Reuters Corporation and Thomson Reuters PLC has issued to Reuters Founders Share Company a Reuters Founders Share, which enables Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Reuters Trust Principles. The Reuters Founders Share entitles Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of either Thomson Reuters Corporation or Thomson Reuters PLC or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters Corporation or Thomson Reuters PLC. In general, votes cast by Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Reuters Founders Shares may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company. In addition, without the prior written consent of Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, or remove or amend provisions in our organizational documents relating to Reuters Founders Share Company and the Reuters Founders Shares.

Reuters Trust Principles Support Agreement

Under a Reuters Trust Principles Support Agreement Woodbridge has agreed to support the Reuters Trust Principles and to exercise its voting rights to give effect to this support and Reuters Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

ORGANIZATIONAL DOCUMENTS

The following is a summary of certain provisions of our organizational documents as required under applicable securities laws and related provisions of applicable corporate and securities laws. Copies of our organizational documents are available on our website and have also been filed with the SEC and the Canadian securities regulatory authorities.

Thomson Reuters Corporation, an Ontario, Canada corporation, is governed under the Business Corporations Act (Ontario), or OBCA. Thomson Reuters PLC, a public limited company registered in England and Wales, is governed under the UK Companies Acts 1985 and 2006.

Objects and Purposes

As a company incorporated under the OBCA, Thomson Reuters Corporation is not required to include specific objects or purposes in its articles of incorporation or by-laws. Thomson Reuters Corporation’s articles of incorporation do not place any restrictions on the business it may carry on or the powers it may exercise. Thomson Reuters PLC’s principal objects are to:

•	enter into, operate and carry into effect various agreements related to the DLC structure; and

•	carry on business as a general commercial company and to carry on any trade or business whatsoever.

The objects of Thomson Reuters PLC are set out in full in paragraph 4 of the Thomson Reuters PLC memorandum of association.

Certain Powers of Directors

The OBCA requires that a director of a corporation who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, must disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the contract or transaction unless the contract or transaction is one:

•	relating primarily to his or her remuneration as a director of the corporation or an affiliate;

•	for indemnity of or insurance for the directors as contemplated under the OBCA; or

•	with an affiliate.

THOMSON REUTERS	ANNUAL REPORT 2008

Under the articles of association of Thomson Reuters PLC, a director of Thomson Reuters PLC may not vote in respect of any transaction or arrangement with Thomson Reuters PLC in which he or she has an interest which may reasonably be regarded as likely to give rise to a conflict of interest other than in respect of any resolution concerning any of the following matters:

•
any transaction or arrangement in which he or she is interested by virtue of an interest in shares, debentures or other securities of Thomson Reuters PLC or otherwise in or through Thomson Reuters PLC;

•
the giving of any guarantee, security or indemnity in respect of: (a) money lent or obligations incurred by him or her or by any other person at the request of, or for the benefit of, Thomson Reuters PLC or any of its subsidiary undertakings; or (b) a debt or obligation of Thomson Reuters PLC or any of its subsidiary undertakings for which he or she has assumed responsibility in whole or in part (either alone or jointly with others) under a guarantee or indemnity or by the giving of security;

•
indemnification (including loans made in connection with it) by Thomson Reuters PLC in relation to the performance of his or her duties on behalf of Thomson Reuters PLC or any of its subsidiary undertakings;

•
any issue or offer of shares, debentures or other securities of Thomson Reuters PLC or any of its subsidiary undertakings in respect of which he or she is or may be entitled to participate in his or her capacity as a holder of any such securities or as an underwriter or sub-underwriter;

•
any transaction or arrangement concerning any other company in which he or she does not hold, directly or indirectly as shareholder, or through his or her direct or indirect holdings of financial instruments voting rights representing 1% or more of any class of shares in the capital of that company;

•
any arrangement for the benefit of employees of Thomson Reuters PLC or any of its subsidiary undertakings which does not accord to him or her any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

•	the purchase or maintenance of insurance for the benefit of directors of Thomson Reuters PLC or for the benefit of persons including directors of Thomson Reuters PLC.

Our organizational documents provide that our directors shall be paid such remuneration for their services as our board of directors may from time to time determine, with no requirement for a quorum of independent directors. Our corporate governance committee, comprised entirely of non-management directors, a majority of whom are independent directors, annually reviews the adequacy and form of our directors’ compensation and recommends to our board of directors a compensation model that is competitive and appropriately compensates our directors for the responsibilities and risks involved in being an effective director. Subject to applicable laws, our directors may exercise all the powers of Thomson Reuters Corporation and Thomson Reuters PLC to borrow money. This authority may be restricted through our organizational documents, although no such restrictions are in place.

Our directors are elected or appointed to hold office until the next annual meeting of shareholders or until they resign or their successor is elected or appointed. Our directors are not required to retire after reaching a particular age. Our board of directors does not believe it should establish term limits or mandatory retirement ages for its members as such limits may deprive Thomson Reuters and our shareholders of the contributions of members who have been able to develop, over time, valuable insights into Thomson Reuters, our strategy and business operations.

Our directors are not required to hold shares of Thomson Reuters Corporation or Thomson Reuters PLC pursuant to our organizational documents. However, directors are encouraged to hold Thomson Reuters Corporation common shares, Thomson Reuters PLC ordinary shares and/or deferred share units of Thomson Reuters Corporation having a value equal to five times their annual retainer within five years from the date of their initial appointment or election to our board.

Authorized Share Capital

For information about the authorized share capital of Thomson Reuters Corporation and Thomson Reuters PLC and the rights, privileges, restriction and conditions attaching to those shares, please see the “Description of Capital Structure” section of this annual report.

Capital Calls on Shares

If a shareholder of Thomson Reuters PLC fails to pay in full any call or installment of a call, our board of directors may serve a notice on such shareholder requiring payment of that unpaid amount, together with any interest which may have accrued thereon and any expenses incurred by Thomson Reuters PLC by reason of such non-payment. If such request is not complied with, any share in respect of which such notice has been given may be forfeited upon the approval of our board. Unless our board determines otherwise, no such shareholder is entitled to vote at any meeting of shareholders or to exercise any other rights in respect of any shares on which any call or other sum presently payable by such shareholder to Thomson Reuters PLC remains unpaid.

Under the OBCA, a corporation may not issue a share until the consideration for the share is fully paid and all shares issued by a corporation must be non-assessable. Accordingly, shareholders of Thomson Reuters Corporation have no liability to further capital calls.

Variation of Rights

The rights, privileges, restrictions or conditions attaching to any class of shares of Thomson Reuters Corporation or Thomson Reuters PLC may be amended with the approval of both:

•	a special resolution of shareholders approved as a Class Rights Action or Joint Electorate Action, as applicable; and

•	a special resolution of the holders of the class of shares that is being affected.

THOMSON REUTERS	ANNUAL REPORT 2008

Without the prior written consent of Reuters Founders Share Company we may not take certain fundamental corporate actions, including certain changes to our share capital or remove or amend provisions in our organizational documents relating to Reuters Founders Share Company and the Reuters Founders Shares.

Annual and Special Meetings of Shareholders

The OBCA requires Thomson Reuters Corporation to call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting and permits Thomson Reuters Corporation to call special meetings of shareholders at any time. Thomson Reuters Corporation is required to mail a notice of meeting and management information circular to holders of Thomson Reuters Corporation common shares and the Reuters Founders Shares not less than 21 days and not more than 50 days prior to the date of any annual or special meeting of shareholders.

An annual general meeting of Thomson Reuters PLC may be called by not less than 21 days’ notice in writing and all other general meetings may be called by not less than 14 days’ notice in writing. Pursuant to the Thomson Reuters PLC articles of association, notwithstanding that a general meeting has been called by a shorter notice than that specified above, such general meeting shall be deemed to have been duly called if it is so agreed:

•	in the case of an annual general meeting, by all the shareholders entitled to attend and vote thereat, including the holder of the Reuters Founders Share; and

•
in the case of any other general meeting, by a majority in number of the shareholders having a right to attend and vote thereat, being a majority together holding not less than 95% in nominal value of the shares giving that right, and by the holder of the Reuters Founders Share.

A quorum for the transaction of business at any meeting of shareholders of Thomson Reuters Corporation or Thomson Reuters PLC is either two persons present and each entitled to vote at the meeting or the holder of the Reuters Founders Shares. The holder of the special voting shares and the holder of the Reuters Founders Shares must also be present or represented by proxy at any meeting at which they are entitled to vote.
 The only persons who are entitled to attend any annual or special meeting of shareholders of Thomson Reuters are those entitled to vote at the meeting, our auditors and directors as well as others who are required by law to be present or those persons present at the invitation of the chairperson of the meeting or present with the consent of the meeting.

Limitations on the Rights to Own Securities

For information about limitations on the rights to own shares of Thomson Reuters Corporation or Thomson Reuters PLC, please see the “Exchange Controls” section of this annual report.

Change of Control Provisions

There are no provisions in our organizational documents which are designed to delay or prevent a change of control of Thomson Reuters Corporation or Thomson Reuters PLC.

Our organizational documents include provisions that are designed to ensure that holders of our common shares and ordinary shares are treated on an equivalent basis in the event of any take-over bid or similar transaction. For further information, please see the “Dual Listed Company Structure” section of this annual report.

In addition, the holder of the Reuters Founders Shares may exercise extraordinary voting powers to safeguard the Reuters Trust Principles. For further information, please see the “Reuters Trust Principles” and “Reuters Founders Share Company” section of this annual report.

Disclosure of Share Ownership

Canadian securities laws provide that if a person acquires beneficial ownership of voting or equity securities of a class of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, such person must issue a press release and, within two business days, file an early warning report containing certain prescribed information. The person must also issue a press release and file a report each time an additional 2% or more of the outstanding securities of the same class is acquired or there is a material change to the contents of the press release and report previously issued and filed.

Under the UK Disclosure and Transparency Rules of the Financial Services Authority, a shareholder must notify Thomson Reuters PLC of the percentage of the Thomson Reuters PLC voting rights it holds as a shareholder (or through its direct or indirect holding of applicable financial instruments) if the percentage of those voting rights reaches, exceeds or falls below 3% and every 1% threshold above 3% up to 100% as a result of the acquisition or disposal of shares (or applicable financial instruments) of Thomson Reuters PLC. The notification to Thomson Reuters PLC must be made as soon as possible, but not later than two trading days after the acquisition or disposal occurred. Thomson Reuters PLC must on receipt of the notification as soon as possible and in any event by not later than the end of the trading day following receipt of the notification make public all of the information contained in the notification.

The US Securities Exchange Act imposes reporting requirements on persons who acquire beneficial ownership of more than 5% of a class of an equity security registered under Section 12 of the US Securities Exchange Act. In general, these persons must file, within 10 days after such an acquisition, a report of beneficial ownership with the SEC containing the prescribed information. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Our directors, officers and other insiders are subject to insider reporting obligations under Canadian, UK and US securities laws.

THOMSON REUTERS	ANNUAL REPORT 2008

TAXATION

The purpose of this summary is to provide Thomson Reuters shareholders with general information related to Canadian, UK and US taxation considerations. This summary is not exhaustive of all possible Canadian, UK and US tax considerations applicable to an investment in Thomson Reuters shares. Accordingly, the following summary is of a general nature only and is not intended to constitute legal or income tax advice to shareholders. Shareholders should consult their own tax advisors regarding their own particular circumstances.

Certain Canadian Income Tax Considerations for Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada), referred to as the Tax Act (Canada), generally applicable as of the date hereof to a holder of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares who, at all relevant times, deals at arm’s length and is not affiliated with Thomson Reuters Corporation and Thomson Reuters PLC and holds the Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, as the case may be, as capital property (each referred to as a Holder) all within the meaning of the Tax Act (Canada). Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business or acquired in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Holder that is a “financial institution” for purposes of the “mark-to-market property” rules. This summary is also not applicable to a Holder of Thomson Reuters PLC ordinary shares in respect of which Thomson Reuters PLC is a “foreign affiliate” within the meaning of the Tax Act (Canada). Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the current provisions of the Tax Act (Canada) and the regulations thereunder, specific proposals to amend the Tax Act (Canada) (the “Proposed Amendments”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, and the administrative policies and assessing practices of the Canada Revenue Agency (CRA) published in writing prior to the date hereof. This summary does not take into account or anticipate any future changes in law, whether by way of judicial, legislative or governmental decision or action, including future changes that may be applied retroactively, nor does it take into account provincial, territorial or non-Canadian income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein.

This part of the summary is applicable only to Holders who, for purposes of the Tax Act (Canada) and at all relevant times, are resident in Canada.

Thomson Reuters Corporation Common Shares

DIVIDENDS

Dividends received on the Thomson Reuters Corporation common shares by a Holder that is an individual will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Thomson Reuters Corporation as eligible dividends in accordance with the provisions of the Tax Act (Canada). Dividends on the Thomson Reuters Corporation common shares received by a Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing the taxable income of the corporation. A “private corporation” (as defined in the Tax Act (Canada)), or any other corporation controlled by or for the benefit of an individual or a related group of individuals, will generally be liable to pay a 331/3% refundable tax under Part IV of the Tax Act (Canada) on dividends received on the Thomson Reuters Corporation common shares to the extent such dividends are deductible in computing its taxable income.

CAPITAL GAINS ON DISPOSITIONS

In general, the disposition or deemed disposition of a Thomson Reuters Corporation common share will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such share to the Holder immediately before the disposition. The general rules with respect to the taxation of capital gains and capital losses are described below. In addition, if the Holder is a corporation, any capital loss realized on a disposition or deemed disposition of a Thomson Reuters Corporation common share may in certain circumstances be reduced by the amount of any dividends which have been received on such share to the extent and under the circumstances prescribed by the Tax Act (Canada). Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Thomson Reuters PLC Ordinary Shares

DIVIDENDS

Dividends received on Thomson Reuters PLC ordinary shares by a Holder that is an individual will be included in computing the individual’s income for tax purposes and will not be subject to the gross-up and dividend tax credit rules which are applicable to dividends received from taxable Canadian corporations. A Holder that is a corporation will include dividends received on the Thomson Reuters PLC ordinary shares in computing its income for tax purposes and will not be entitled to deduct the amount of such dividends in computing its taxable income. A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act (Canada)) may be liable to pay an additional refundable tax of 62/3% in respect of its “aggregate investment income” for the year, including such dividends.

THOMSON REUTERS	ANNUAL REPORT 2008

CAPITAL GAINS ON DISPOSITIONS

In general, the disposition or deemed disposition of a Thomson Reuters PLC ordinary share will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such share to the Holder immediately before the disposition. The general rules with respect to the taxation of capital gains and capital losses are described below. The Holder may be entitled to claim a foreign tax credit or deduction in respect of any UK tax payable by the Holder on any gain realized on such disposition or deemed disposition under the Tax Act (Canada). Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

CURRENCY

For purposes of the Tax Act (Canada), all amounts, including dividends, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. The amount of capital gains and losses may be affected by virtue of changes in foreign currency exchange rates. For purposes of the Tax Act (Canada), amounts denominated in GBP generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.

PROPOSALS REGARDING FOREIGN INVESTMENT ENTITIES

The Minister of Finance (Canada) has introduced Proposed Amendments relating to the tax treatment of investments by Canadian residents in non-resident entities that are “foreign investment entities” (FIEs). These measures (FIE Proposals) were to be applicable to taxation years commencing after 2006. However, the January 27, 2009 Federal Budget announced that the Government of Canada will review the existing FIE Proposals in light of submissions that it has received before proceeding with measures in the area. Accordingly, no assurances can be given that the FIE Proposals will be enacted as currently proposed.

Under the existing FIE Proposals, a holder of an interest in a FIE, other than an “exempt interest”, will generally be required to include in computing income annually an imputed return calculated as a prescribed percentage of the holder’s “designated cost” of such interest, unless such holder can qualify for certain alternative methods of taxation. A corporation will not be a FIE at the end of a taxation year provided that either: (i) at such time, the “carrying value” of all of its “investment property” will not be greater than one-half of the “carrying value” of all its property; or (ii) throughout the relevant taxation year, its principal undertaking will have been the carrying on of a business that is not an “investment business”. In any event, in general, the existing FIE Proposals will not apply to the Thomson Reuters PLC ordinary shares so long as such shares qualify as an “arm’s length interest” under the existing FIE Proposals, are listed on a prescribed stock exchange (which currently includes the London Stock Exchange) and it is reasonable to conclude that the Holder has no tax avoidance motive in respect of the shares. Generally, the Thomson Reuters PLC ordinary shares would be an “arm’s length interest” of a Holder for purposes of the existing FIE Proposals at a particular time provided that: (i) it was reasonable to conclude that there were at least 150 persons each of whom held Thomson Reuters PLC ordinary shares having a total value of at least C$500; (ii) the aggregate fair market value of the Thomson Reuters PLC ordinary shares held by the Holder, together with persons with whom the Holder does not deal at arm’s length for purposes of the Tax Act (Canada), did not exceed 10% of the fair market value of all of the Thomson Reuters PLC ordinary shares held by any individual or entity at that time; and (iii) it was reasonable to conclude that the Thomson Reuters PLC ordinary shares could normally be acquired and sold by members of the public in the open market. Holders should consult their own tax advisors regarding the existing FIE Proposals generally in respect of the Thomson Reuters PLC ordinary shares, including the determination of whether or not they have a tax avoidance motive for the purposes of such proposals.

FOREIGN PROPERTY INFORMATION REPORTING

A Holder that is a “specified Canadian entity” for a taxation year and whose total cost amount of “specified foreign property” at any time in the year exceeds C$100,000 (as such terms are defined in the Tax Act (Canada)) will be required to file an information return for the year to disclose certain prescribed information. Subject to certain exceptions, a taxpayer resident in Canada will generally be a specified Canadian entity. Thomson Reuters PLC ordinary shares come within the definition of “specified foreign property”. Holders should consult their own tax advisors as to whether they must comply with these reporting requirements.

Treatment of Capital Gains and Capital Losses

One-half of the amount of any capital gain (referred to as a taxable capital gain) realized by a Holder in a taxation year must be included in computing the Holder’s income in that year, and one-half of the amount of any capital loss (referred to as an allowable capital loss) realized by a Holder in a taxation year generally may be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act (Canada).

Capital gains realized by an individual and certain trusts may result in the individual or trust paying alternative minimum tax under the Tax Act (Canada). Taxable capital gains of a “Canadian controlled private corporation” (as defined in the Tax Act (Canada)) may be subject to an additional refundable tax at a rate of 62/3%.

Thomson Reuters Corporation Common Shares – Non-Resident Holders

This part of the summary is applicable only to Holders who, for purposes of the Tax Act (Canada) and at all relevant times, are not resident in Canada, do not use or hold (and will not use or hold), and are not deemed to use or hold, the common shares in or in the course of carrying on a business in Canada and do not carry on an insurance business in Canada and elsewhere (Non-resident Holder).

Dividends

Dividends paid or credited by Thomson Reuters Corporation to a Non-resident Holder generally will be subject to Canadian withholding at the rate of 25%, subject to the application of the relevant income tax convention with Canada. If the Non-resident Holder is entitled to benefits under the Treaty, dividends on the common shares generally will be subject to Canadian withholding tax at the rate of 15%.

THOMSON REUTERS	ANNUAL REPORT 2008

Capital Gains on Dispositions

A Non-resident Holder will not be subject to tax under the Tax Act (Canada) in respect of any capital gain realized on the disposition of common shares provided that the common shares do not constitute “taxable Canadian property” for purposes of the Tax Act (Canada). Provided that the common shares are listed on a designated stock exchange (which includes the Toronto Stock Exchange and the New York Stock Exchange) immediately before the time of disposition, the common shares will generally not constitute taxable Canadian property to a Non-resident Holder at that time unless, at any time during the five-year period immediately preceding that time, 25% or more of the issued shares of any class or series of a class of the capital stock of Thomson Reuters Corporation was owned by the Non-resident Holder, by persons with whom the Non-resident Holder did not deal at arm’s length, or by the Non-resident Holder and any such persons. Common shares can be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act (Canada). In the event the common shares constitute “taxable Canadian property” to a particular Non-resident Holder, a capital gain realized on the disposition of such common shares will generally be exempt from tax under the Tax Act (Canada) if the Non-resident Holder is entitled to benefits under the Treaty.

Certain UK Tax Considerations for Shareholders of Thomson Reuters PLC

The following is a summary of certain limited aspects of the UK taxation treatment of certain holders of Thomson Reuters PLC ordinary shares. This summary is based on current UK tax law and the current published practice of HM Revenue and Customs (HMRC).

This summary applies only to Thomson Reuters PLC shareholders who hold their Thomson Reuters PLC ordinary shares as an investment and who are the absolute beneficial owners of those shares. This summary is a general guide only and does not deal with certain types of shareholders, such as intermediaries, brokers, persons holding or acquiring shares in the course of trade, persons who have or could be treated as having acquired their shares by reason of their employment, persons who hold their shares under an individual savings account, collective investment schemes and insurance companies.

Thomson Reuters PLC shareholders who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the UK, should consult their own tax advisors having regard to their particular circumstances.

DIVIDENDS

Under current UK tax law, Thomson Reuters PLC is not required to withhold tax at source from dividend payments it makes.

UK Resident Individuals

An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from Thomson Reuters PLC will be entitled to a tax credit which may be set off against the individual’s total income tax liability on the dividend. Such an individual shareholder’s liability to income tax is calculated on the aggregate of the dividend and the tax credit (the “gross dividend") which will be regarded as the top slice of the individual’s income. The tax credit will be equal to 10% of the “gross dividend” (i.e. the tax credit will be one-ninth of the amount of the dividend).

A UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit. A UK resident shareholder who is liable to income tax at the basic rate will be subject to income tax on the dividend at the rate of 10% of the gross dividend so that the tax credit will satisfy in full such shareholder’s liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5% but will be able to set the tax credit off against part of this liability. The effect of that set off of the tax credit is that such a shareholder will have to account for additional tax equal to one quarter of the net cash dividend received.

UK Resident Companies

A corporate shareholder resident in the UK for tax purposes will not normally be subject to corporation tax on any dividend received from Thomson Reuters PLC. Such corporate shareholders will not be able to claim repayment of the tax credit attaching to any dividend.

On December 9, 2008, HMRC and HM Treasury issued draft legislation for consultation in relation to the taxation of dividends (including those paid by a UK resident company) with a view to implementing these reforms in Finance Bill 2009. If implemented, dividends received by a UK company from another UK resident company would be taxable subject to a number of exemptions. It has been indicated that the draft legislation has been released at an earlier stage than is normal and that the clauses that ultimately appear in the Finance Bill are likely to differ from the draft clauses that have been published. In the current published draft of the legislation there are a number of exemptions. It is expected that generally one of these exemptions may apply to exempt a UK resident corporate shareholder from tax on the receipt of any dividend received from Thomson Reuters PLC in respect of the ordinary shares.

Non-Residents

Subject to certain exceptions for individuals who are Commonwealth citizens, residents of the Isle of Man or the Channel Islands, nationals of States which are part of the European Economic Area and certain others, the right of a shareholder who is not resident in the United Kingdom (for tax purposes) to a tax credit on dividends received from Thomson Reuters PLC will depend upon the existence and terms of any double tax treaty between the UK and the country in which that person is resident. Such shareholders should note, however, that in practice most shareholders will not be able to claim repayment in respect of tax credits or will be entitled to only a minimal repayment.

Persons who are not solely resident in the United Kingdom should consult their own tax advisers concerning their tax liabilities (in the United Kingdom and any other country) on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so, and whether any double taxation relief is due in any country in which they are subject to tax.

THOMSON REUTERS	ANNUAL REPORT 2008

CAPITAL GAINS ON DISPOSITIONS

UK Residents (Including Persons Ordinarily Resident in the UK)

A disposal of ordinary shares by a shareholder who is either resident or ordinarily resident in the UK for tax purposes may, depending on the shareholder’s circumstances and subject to any available exemptions and relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains.

Non-Residents

Subject as follows, a disposal of ordinary shares by a shareholder who is not UK resident or ordinarily resident in the UK for tax purposes should not give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains.

A disposal of ordinary shares by a shareholder who is not UK resident or ordinarily resident in the UK but who carries on a trade, profession or vocation in the UK through a permanent establishment, branch or agency and has used, held or acquired the ordinary shares for the purposes of such trade, profession or vocation or such permanent establishment, branch or agency, may, depending on the shareholder’s circumstances and subject to any available exemptions and relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains.

A shareholder who is an individual and who has ceased to be resident or ordinarily resident in the UK for tax purposes for a period of less than five complete tax years and who disposes of ordinary shares during that period may also be liable on the individual’s return to the UK to tax on any capital gain realised (subject to any available exemption or relief). This rule also applies to individuals who have not ceased to be resident or ordinarily resident in the UK but who, on or after March 16, 2005, have become non-UK resident pursuant to the application of a double taxation treaty.

Persons who are not solely resident in the United Kingdom should consult their own tax advisers concerning their tax liabilities (in the United Kingdom and any other country) on any disposal of ordinary shares, and whether any double taxation relief is due in any country in which they are subject to tax.

STAMP DUTY AND STAMP DUTY RESERVE TAX

An instrument of transfer of an ADS is not subject to UK stamp duty, provided that it is executed and retained outside the UK and does not relate to any matter or thing done, or to be done, in the UK. An agreement to transfer ADSs in the form of depositary receipts will not give rise to a liability to stamp duty reserve tax (SDRT).

Subject to an exemption for certain low value transactions, the conveyance or transfer on sale of ordinary shares (as opposed to ADSs) outside the CREST system will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). Stamp duty is normally the liability of the purchaser or transferee of the ordinary shares. An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration for the ordinary shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the ordinary shares.

Where ordinary shares are transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT may be payable at a rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the ordinary shares. Clearance service providers may opt, under certain circumstances, for the normal rates of stamp duty and SDRT to apply to a transfer of ordinary shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of the ordinary shares into the clearance system and the exemption for dealings in the ordinary shares while in the system.

Under the CREST system for paperless share transfers, deposits of ordinary shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise usually at the rate of 0.5% of the amount of value of the consideration. Paperless transfers of ordinary shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount of value of the consideration. CREST is obliged to collect SDRT from the purchaser of the ordinary shares on relevant transactions settled within the system.

A conveyance or transfer otherwise than on sale of the underlying ordinary shares represented by ADSs from the custodian of the depositary or the depositary to an ADS holder upon cancellation of the ADS will not be subject to ad valorem stamp duty or SDRT.

Certain US Income Tax Considerations for US Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC

The following discussion is a summary of the material US federal income tax consequences of the ownership and disposition of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares or ADSs by a US holder (as defined below). The summary only applies to a US holder who holds such shares as capital assets and does not take into account the specific circumstances of any particular US holder, some of which may be subject to special rules, such as dealers in securities, US holders who hold directly or indirectly 10% or more of the voting stock or US holders who elected to apply the provisions of the former income tax convention between the United States and the United Kingdom. The summary is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as appropriate, all of which are subject to change at any time, possibly with retrospective effect.

For the purposes of this discussion, a “US holder” is any beneficial owner of common shares, ordinary shares or ADSs that is (i) a citizen or resident for tax purposes of the US, (ii) a corporation organized under the laws of the US or any US State, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

THOMSON REUTERS	ANNUAL REPORT 2008

There is little or no guidance as to the proper characterization for US federal income tax purposes of the DLC structure. In the absence of any such guidance, Thomson Reuters intends to treat the DLC structure for US federal income tax purposes in accordance with its form and does not intend to re-characterize the DLC structure as a joint venture between Thomson Reuters PLC shareholders and Thomson Reuters Corporation shareholders, or as between Thomson Reuters PLC and Thomson Reuters Corporation themselves, or otherwise.

DIVIDENDS

The gross amount of any dividend paid by Thomson Reuters PLC or Thomson Reuters Corporation to a US holder generally will be subject to US federal income taxation. Such a dividend will not be eligible for the dividends-received deduction generally allowed to US corporations with respect to dividends from other US corporations. If a US holder elects to receive dividends in pound sterling or Canadian dollars, the amount of the dividend to be included in income will be the US dollar value of the pound sterling or Canadian dollar payments made, as applicable, determined at the spot pound sterling/US dollar rate or the spot Canadian dollar/US dollar rate, as applicable, on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars. Upon any subsequent exchange of such Canadian dollars or pounds sterling for U.S. dollars, a US holder will recognize foreign currency gain or loss, which is treated as ordinary income or loss, equal to the difference, if any, between the US holder’s tax basis for the Canadian dollars or pounds sterling, as applicable, and the amount of U.S. dollars received.

Qualified Dividend Income

An individual US holder’s “qualified dividend income” is subject to tax at a reduced rate of 15% provided that the common shares, ordinary shares or ADSs, as applicable, are held for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date and the holder meets other holding period requirements. It is not entirely clear whether US holders of Thomson Reuters PLC ordinary shares would be able to qualify for the reduced rate. A dividend distribution to a US holder of Thomson Reuters PLC’s ADSs or Thomson Reuters Corporation’s common shares should qualify for the reduced rate, assuming Thomson Reuters PLC or Thomson Reuters Corporation, as applicable, is not a “passive foreign investment company” (PFIC).

In any case, dividend distributions with respect to Thomson Reuters PLC or Thomson Reuters Corporation will not qualify for the reduced rate if Thomson Reuters PLC or Thomson Reuters Corporation, as applicable, is treated for the tax year in which dividends are paid (or for the prior year), as a PFIC for US federal income tax purposes. As discussed below, neither Thomson Reuters PLC nor Thomson Reuters Corporation believes it is or has been a PFIC. Accordingly, Thomson Reuters PLC and Thomson Reuters Corporation believe that dividends paid with respect to the common shares, ADSs, and possibly with respect to the ordinary shares, will be “qualified dividend income” and, subject to the US holder’s satisfaction of the holding period requirements described above, should be eligible for the reduced 15% US federal income tax rate. Dividends paid by Thomson Reuters PLC or Thomson Reuters Corporation generally will be foreign source passive income for US foreign tax credit purposes.

CAPITAL GAINS ON DISPOSITIONS

Subject to the PFIC rules discussed below, for US federal income tax purposes a US holder will recognize capital gain or loss upon the sale or other disposition of common shares, ordinary shares or ADSs equal to the difference between the amount realized and such holder’s tax basis in the common shares, ordinary shares or ADSs. Under current law, capital gain of a non-corporate US holder that is recognized in taxable years beginning before January 1, 2011 generally is taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss generally will be income or loss from sources within the US for US foreign tax credit purposes.

US PFIC Status

If a foreign company is a PFIC, based on either an income test or an asset test, then certain distributions and gains can be allocated rateably over a US shareholder’s holding period, with the effect that the amount allocated to the current taxable year and any taxable year before the company became a PFIC would be taxable as ordinary income in the current year and the amount allocated to other taxable years would be taxed at the highest rate in effect for that year on ordinary income. The tax is also subject to an interest charge to recover the deemed benefit from the deferred payment of the tax attributable to each such year. Each of Thomson Reuters PLC and Thomson Reuters Corporation reasonably believes that it is not and has not been a PFIC, and neither Thomson Reuters PLC nor Thomson Reuters Corporation reasonably anticipates that it will become a PFIC. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, the application of the PFIC rules to the DLC structure is uncertain and involves some risk that the IRS will consider Thomson Reuters PLC to be a PFIC.

Accordingly, neither Thomson Reuters PLC nor Thomson Reuters Corporation can assure US holders that the IRS would agree that each of Thomson Reuters PLC and Thomson Reuters Corporation is not and has not been a PFIC. Nor can either of Thomson Reuters PLC and Thomson Reuters Corporation assure US holders that it will not become a PFIC. A US holder is urged to consult its own tax advisor about the PFIC rules, including the consequences to such holder of making a mark-to-market election with respect to Thomson Reuters PLC ordinary shares and ADSs, or with respect to Thomson Reuters Corporation common shares, in the event that Thomson Reuters PLC or Thomson Reuters Corporation, as applicable, qualifies as a PFIC.

US Information Reporting and Backup Withholding

A US holder is generally subject to information reporting requirements with respect to dividends paid in the US on common shares, ordinary shares or ADSs and disposal proceeds realized from the sale, exchange, redemption or other disposal of common shares, ordinary shares or ADSs. In addition, a US holder is subject to backup withholding (currently at a rate of 28%) on dividends paid in the US on common shares, ordinary shares or ADSs and disposal proceeds realized from the sale, exchange, redemption or other disposal of common shares, ordinary shares or ADSs unless the US holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption. Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a US holder’s US federal income tax liability and may be refunded, provided that certain information is furnished to the IRS.

THOMSON REUTERS	ANNUAL REPORT 2008

EXCHANGE RATES

The following tables set forth, for the periods indicated, the average and the high and low noon buying rates expressed in Canadian dollars and British pounds sterling per US dollar. Average exchange rates have been calculated on the last trading day of each calendar month during the period. Information for 2009 is through March 20, 2009. As of March 20, 2009, US$1.00 = C$1.2413 and US$1.00 = £0.6969.

Canadian Dollars Per US Dollar

Year	Average	Month/Year	High	Low
2004	1.3018	September 2008	1.0756	1.0342
2005	1.2118	October 2008	1.2928	1.0514
2006	1.1344	November 2008	1.2675	1.1564
2007	1.0743	December 2008	1.2711	1.1933
2008	1.0662	January 2009	1.2652	1.1857
2009	1.2449	February 2009	1.2622	1.2199
		March 2009	1.2907	1.2413

British Pounds Sterling Per US Dollar

Year	Average	Month/Year	High	Low
2004	0.5461	September 2008	0.5711	0.5390
2005	0.5500	October 2008	0.6409	0.5560
2006	0.5436	November 2008	0.6791	0.6208
2007	0.4997	December 2008	0.6910	0.6442
2008	0.5447	January 2009	0.7268	0.6598
2009	0.6980	February 2009	0.7030	0.6739
		March 2009	0.7265	0.6969

CHARITABLE AND POLITICAL CONTRIBUTIONS

In 2008, we made a total of approximately $8.6 million of charitable cash contributions. Our donations included approximately $1.7 million to the Thomson Reuters Foundation. The Foundation was created by Reuters in 1982 and supports journalists from developing countries on a wide range of educational, humanitarian and environmental causes and projects. We have a policy of not making political contributions. None were made in 2008.

CREDITOR PAYMENT POLICY

Our policy is to pay suppliers in accordance with agreed-upon terms and conditions, provided that applicable terms and conditions have been complied with. As of December 31, 2008, we had an average of 34 days of purchases outstanding with our suppliers.

SIGNIFICANT SUBSIDIARIES

The following provides information about our significant subsidiaries as of December 31, 2008. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Under the DLC structure, our subsidiaries may be owned by Thomson Reuters Corporation or Thomson Reuters PLC. For additional information, please see the “Dual Listed Company Structure” section.

Subsidiary	Jurisdiction of incorporation/ formation
1602854 Ontario Ltd.	Ontario, Canada
3097052 Nova Scotia Company	Ontario, Canada
Information Holdings Inc.	Delaware, U.S.A.
International Thomson Reuters B.V.	The Netherlands
LiveNote Technologies Limited	England
LiveNote, Inc.	Delaware, U.S.A.
LN Holdings Limited	Bermuda
Physicians’ Desk Reference Inc.	Florida, U.S.A.
Reuters Canvas Holdings 1 Limited	Bermuda
Reuters Holdings Limited	England
Reuters International Holdings Sarl	Switzerland
Reuters Limited	England
Reuters SA	Switzerland
The Thomson Organisation Limited	England
Thomcorp Holdings Inc.	New York, U.S.A.
Thomson Financial Holdings Inc.	Delaware, U.S.A.
Thomson Financial LLC	Delaware, U.S.A.
Thomson Holdings Limited	England
Thomson Information & Publishing Holdings Limited	England
Thomson Information & Solutions (Holdings) Limited	England
Thomson Information & Solutions Limited	England
Thomson Organisation (No. 10)	England
Thomson Publishing Group Limited	England
Thomson Reuters (Healthcare) Inc.	Delaware, U.S.A.
Thomson Reuters (Legal) Inc.	Minnesota, U.S.A.
Thomson Reuters (Markets) Group
Overseas Holdings UK Limited	England
Thomson Reuters (Scientific) Inc.	Pennsylvania, U.S.A.
Thomson Reuters (Tax & Accounting) Inc.	Texas, U.S.A.
Thomson Reuters (TRI) Inc.	Delaware, U.S.A.
Thomson Reuters Applications Inc.	Delaware, U.S.A.
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters Global Resources	Ireland
Thomson Reuters Group Limited	England
Thomson Reuters Holdings A.G.	Switzerland
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings Inc.	Delaware, U.S.A.
Thomson Reuters Holdings SA	Luxembourg
Thomson Reuters Italia Holdings Spa	Italy
Thomson Reuters Netherlands Holdings BV	The Netherlands
Thomson Reuters No. 4 Inc.	Delaware, U.S.A.
Thomson Reuters No. 5 LLC	Delaware, U.S.A.
Thomson Reuters U.S. Holdings Inc.	Delaware, U.S.A.
Thomson Reuters U.S. Inc.	Delaware, U.S.A.
Thomson Reuters U.S.A. Inc.	Delaware, U.S.A.
Thomson UK Limited	England
TLRS (Holdings) Ltd.	England
TR (2008) Limited	England
TR Holdings Limited	Bermuda
TR Netherlands Holdings Cooperatief U.A.	The Netherlands
TR Organisation PLC	England
TR U.S. Inc.	Delaware, U.S.A.
TTC (1994) Limited	England
TTC Holdings Limited	Bermuda
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.

THOMSON REUTERS	ANNUAL REPORT 2008

INTEREST OF EXPERTS

Thomson Reuters Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Licensed Public Accountants (Toronto, Canada), who have prepared an independent auditors’ report dated March 26, 2009 in respect of our consolidated financial statements with accompanying notes as at and for the years ended December 31, 2008 and December 31, 2007, as well as a report on the effectiveness of internal control over financial reporting as of December 31, 2008. PricewaterhouseCoopers LLP has advised that they are independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board.

Thomson Reuters PLC’s auditors are PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm (London, United Kingdom).

Additional information on Thomson Reuters auditors is included in our management information circular dated March 26, 2009.

COMMUNICATIONS WITH EMPLOYEES

We use a number of communications vehicles to keep our employees informed about Thomson Reuters. Our intranet, theLink, includes a “Daily Briefing,” which provides an online multimedia information service covering news and events about our company and people. Our intranet also includes information about health and welfare benefits. Our CEO and other senior executives host webcasts, “town halls,” teleconference briefings and question and answer sessions for employees, and also meet informally with groups of employees around the world. Meetings are also held from time to time between management, employees’ union representatives and groups of employees.

EQUAL EMPLOYMENT OPPORTUNITIES

We are committed to providing equal employment opportunities for all persons regardless of race, color, religion, sex/gender (including pregnancy), age, marital status, sexual orientation, national origin, citizenship status, disability, veteran status, or any other classification protected by applicable laws. Our management is dedicated to ensuring the fulfillment of this policy with respect to hiring, discharge, compensation, promotion, classification, training, apprenticeship, referral for employment, or other terms, conditions and privileges of employment. We comply with applicable laws governing nondiscrimination in every location in which we have facilities. We are committed to reasonably accommodating qualified individuals with disabilities in order to provide employment opportunities for them. We are also committed to reasonably accommodating employees’ sincerely held religious practices.

FURTHER INFORMATION/DOCUMENTS ON DISPLAY

For more information about Thomson Reuters, please see our various filings and notifications posted on our website, www.thomsonreuters.com, the Canadian Securities Administrators’ SEDAR website, www.sedar.com, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov. In addition, you may review a copy of our filings with at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Information that we announce in the United Kingdom through RNS, a Regulatory Information Service, is available on our website as well as on SEDAR and EDGAR.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares, securities authorized for issuance under our equity compensation plans, is contained in our management information circular dated March 26, 2009, which has been prepared in connection with our upcoming annual meeting of shareholders to be held on May 13, 2009. Copies of our management information circular are available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, NY 10036, United States. Requests may also be sent by e-mail to: investor.relations@thomsonreuters.com.

Information required to be provided pursuant to Canadian Securities Administrators National Instrument Form 52-110F1 (Audit Committees) for Thomson Reuters Corporation is included the "Senior Management and Directors" section of this annual report.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There are no significant differences between our corporate governance practices and those required of domestic companies under NYSE listing standards. We also comply with all Nasdaq governance requirements, with the exception of one provision. Reuters previously received a waiver from Nasdaq (which applies to Thomson Reuters PLC as a successor) on the basis that compliance with the Nasdaq requirement that all shareholder meetings require a quorum of at least one-third of outstanding voting shares would be contrary to standard U.K. business practice. Thomson Reuters PLC’s Articles of Association provide, as is typical for English public companies, that a quorum shall consist of any two shareholders. Information regarding our compliance with the U.K. Combined Code is provided in our management information circular dated March 26, 2009.

Our Code of Business Conduct and Ethics, corporate governance guidelines and board committee charters are available on www.thomsonreuters.com as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by e-mail to our Investor Relations Department. Shareholders and other interested parties may contact the board or its nonmanagement or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.

We are required to file reports and other information with the SEC under the US Securities Exchange Act and regulations under that act. As a foreign private issuer, we are exempt from the rules under the US Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the US Securities Exchange Act.

THOMSON REUTERS	ANNUAL REPORT 2008

CROSS REFERENCE TABLES

For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2008 that addresses our disclosure requirements under applicable Canadian, UK and US laws and regulations.

The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations, an annual report on Form 40-F/20-F prepared in accordance with SEC requirements and an annual report prepared in accordance with UK laws and regulations. As indicated in the cross reference tables, some of our disclosures for U.K. and U.S. legal and regulatory reporting requirements are provided in our management information circular dated March 26, 2009, which has been prepared in connection with our upcoming annual general meeting of shareholders to be held on May 13, 2009. Certain other disclosures required by UK laws and regulations are included in Thomson Reuters PLC’s standalone financial statements for the year ended December 31, 2008, which we plan to make available in April 2009. The applicable disclosure from our management information circular and the Thomson Reuters PLC financial statements, as indicated in the cross reference tables, form a part of this annual report for the purposes of UK legal and regulatory reporting requirements.

The information that fulfills the requirements of the Business Review can be found in the pages referred to under “Business Review” in the UK Annual Report Cross Reference Table, which pages are incorporated into the Director’s Report for the purposes of UK legal and regulatory reporting requirements.

MIC = Management Information Circular
N/A = Not Applicable
TR PLC FS = Thomson Reuters PLC Financial Statements

ANNUAL INFORMATION FORM (FORM 51-102F2) CROSS REFERENCE TABLE

Page/Document
ITEM 1. COVER PAGE	Cover
ITEM 2. TABLE OF CONTENTS	Inside Cover
ITEM 3. CORPORATE STRUCTURE
3.1 Name, Address and Incorporation	116
3.2 Intercorporate Relationships	116-119, 134
ITEM 4. GENERAL DEVELOPMENT OF THE BUSINESS
4.1 Three Year History	26-33
4.2 Significant Acquisitions	21-22
ITEM 5. DESCRIBE THE BUSINESS
5.1 General	1-11
5.2 Risk Factors	12-17
5.3 Companies with Asset-backed Securities Outstanding	N/A
5.4 Companies With Mineral Projects	N/A
5.5 Companies with Oil and Gas Activities	N/A
ITEM 6. DIVIDENDS	122
ITEM 7. DESCRIPTION OF CAPITAL STRUCTURE
7.1 General Description of Capital Structure	119
7.2 Constraints	N/A
7.3 Ratings	124
ITEM 8. MARKET FOR SECURITIES
8.1 Trading Price and Volume	120-121
8.2 Prior Sales	122
ITEM 9. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSER	N/A
ITEM 10. DIRECTORS AND OFFICERS
10.1 Name, Occupation and Security Holding	110-115
10.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions	N/A
10.3 Conflicts of Interest	N/A
ITEM 11. PROMOTERS	N/A
ITEM 12. LEGAL PROCEEDINGS AND REGULATORY ACTIONS
12.1 Legal Proceedings	42
12.2 Regulatory Actions	42
ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42-43
ITEM 14. TRANSFER AGENTS AND REGISTRARS	124
ITEM 15. MATERIAL CONTRACTS	116-118, 124-125
ITEM 16. INTEREST OF EXPERTS
16.1 Names of Experts	135
16.2 Interests of Experts	135
ITEM 17. ADDITIONAL INFORMATION	135
ITEM 18. ADDITIONAL DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS	N/A

THOMSON REUTERS	ANNUAL REPORT 2008

UK ANNUAL REPORT CROSS REFERENCE TABLE

Page/Document
PART 1 DIRECTORS' REPORT
1.1	Directors	MIC
1.2	Principal activities	1-11
1.3	Dividends	122
1.4	Disclosure of information to auditors	TR PLC FS
1.5	Consistency with accounts	TR PLC FS
1.6	Third party indemnity provisions	N/A
1.7	Disclosures of a general nature
	(a) Asset values	TR PLC FS
	(b) Political donations and expenditure	134
	(c) Charitable donations	134
	(d) Financial instruments	TR PLC FS
	(e) Important events, future developments and research and development	1-59
	(f) Branches	N/A
1.8	Buyback programs	38, TR PLC FS
1.9	Employee policies and involvement	135
1.10	Policy and practice on payment of creditors	134
1.11	Disclosures by publicly traded companies
	(a) Share capital	119, TR PLC FS
	(b) Restrictions on transfers	N/A
	(c) Significant shareholders	123
	(d) Shareholders with special rights	N/A
	(e) Employee share plans	MIC
	(f) Restrictions on voting rights	N/A
	(g) Agreements restricting transfer or voting rights	N/A
	(h) Company rules governing directors, amendment of articles and directors' powers	126-128
	(i) Significant agreements affected by change of control	124-125
	(j) Compensation for loss of office	N/A
1.12	Business review
	(a) Principal risks and uncertainties	12-17
	(b) Key performance indicators	18-59
	(c) Explanation of amounts included in accounts	TR PLC FS
	(d) Main trends and factors likely to affect future performance	19, 27-33
	(e) Environmental, employee, social and community issues	10-11
	(f) Essential contracts or arrangements	116-118, 124-125
PART 2 DIRECTORS' REMUNERATION REPORT
2.1	Remuneration committee	MIC
2.2	Remuneration policy statement	MIC
2.3	Directors' contracts and compensation	MIC
2.4	Chairman and non-executive remuneration	MIC
2.5	Performance graph	MIC
2.6	Audited directors' remuneration	TR PLC FS
PART 3 LISTING RULES
3.1	Capitalized interest	TR PLC FS
3.2	Profit estimate / forecast	TR PLC FS
3.3	Related party transactions	42-43
3.4	Directors' long-term incentive plans	MIC
3.5	Waivers of emoluments by directors	N/A
3.6	Equity securities issued for cash	N/A
3.7	Parent participation in placing	N/A
3.8	Significant contracts	116-118, 124-125
3.9	Provisions of services by controlling shareholders	N/A
3.10	Waiver of dividends	N/A
3.11	Director Ownership Interests	111
3.12	Substantial Shareholders	123
3.13	Going concern statement	TR PLC FS
3.14	Buyback authority and programs	38, TR PLC FS
3.15	Combined Code compliance statement	MIC
3.16	Remuneration policy and directors' remuneration	MIC, TR PLC FS
3.17	Review by auditors	TR PLC FS

THOMSON REUTERS	ANNUAL REPORT 2008

Page/Document
PART 4 DISCLOSURE AND TRANSPARENCY RULES
4.1	Audited financial statements	TR PLC FS
4.2	Management report	TR PLC FS
4.3	Responsibility statement	TR PLC FS

FORM 40-F CROSS REFERENCE TABLE
Page/Document
	ANNUAL INFORMATION FORM	See AIF table
	AUDITED ANNUAL FINANCIAL STATEMENTS	61-108
	MANAGEMENT'S DISCUSSION AND ANALYSIS	18-59
	DISCLOSURE CONTROLS AND PROCEDURES	47
INTERNAL CONTROL OVER FINANCIAL REPORTING
	a. Changes in Internal Controls over Financial Reporting	47-48
	b. Management's Report on Internal Control over Financial Reporting	60
	c. Auditor's Report on Internal Control over Financial Reporting	61
	NOTICE PURSUANT TO REGULATION BTR	N/A
	AUDIT COMMITTEE FINANCIAL EXPERT	112
	CODE OF ETHICS	114
	PRINCIPAL ACCOUNTANT FEES AND SERVICES	112-113
	OFF-BALANCE SHEET ARRANGEMENTS	N/A
	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	41
	IDENTIFICATION OF THE AUDIT COMMITTEE	111-112

FORM 20-F CROSS REFERENCE TABLE

	PART I	Page/Document
	ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	N/A
	ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	N/A
ITEM 3. KEY INFORMATION
	ITEM 3A. Selected Financial Data	109
	ITEM 3B. Capitalization and Indebtedness	N/A
	ITEM 3C. Reasons for the Offer and Use of Proceeds	N/A
	ITEM 3D. Risk Factors	12-17
ITEM 4. INFORMATION ON THE COMPANY
	ITEM 4A. History and Development of the Company	116-119
	ITEM 4B. Business	1-11
	ITEM 4C. Organizational Structure	116-119, 134
	ITEM 4D. Property, Plants and Equipment	11
	ITEM 4A. UNRESOLVED STAFF COMMENTS	NONE
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	ITEM 5A. Operating Results	23-26
	ITEM 5B. Liquidity and Capital Resources	36-41
	ITEM 5C. Research and Development, Patents and Licenses, etc	N/A
	ITEM 5D. Trend Information	19, 27-33
	ITEM 5E. Off-Balance Sheet Arrangements	41
	ITEM 5F. Tabular Disclosure of Contractual Obligations	41
	ITEM 5G. Safe Harbor	48
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	ITEM 6A. Directors and Senior Management	110-115
	ITEM 6B. Compensation	MIC p. 20-23, 28-30, 32-33, 37-40(1)
	ITEM 6C. Board Practices	MIC p. 36, 40, 44-45
	ITEM 6D. Employees	11, 135
	ITEM 6E. Share Ownership	114, MIC p. 7-11, 30, 32, 39
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	ITEM 7A. Major Shareholders	123
	ITEM 7B. Related Party Transactions	42-43
	ITEM 7C. Interests of Experts and Counsel	N/A
ITEM 8. FINANCIAL INFORMATION
	ITEM 8A. Consolidated Statements and Other Financial Information	62-108
	ITEM 8B. Significant Changes	44

THOMSON REUTERS	ANNUAL REPORT 2008

Page/Document
ITEM 9. THE OFFER AND LISTING
ITEM 9A. Offer and Listing Details	120-122
ITEM 9B. Plan of Distribution	N/A
ITEM 9C. Markets	120
ITEM 9D. Selling Shareholders	N/A
ITEM 9E. Dilution	N/A
ITEM 9F. Expenses of the Issue	N/A
ITEM 10. ADDITIONAL INFORMATION
ITEM 10A. Share Capital	N/A
ITEM 10B. Memorandum and Articles of Association	126-128
ITEM 10C. Material Contracts	116-118, 124-125
ITEM 10D. Exchange Controls	119
ITEM 10E. Taxation	129-133
ITEM 10F. Dividends and Paying Agents	N/A
ITEM 10G. Statement by Experts	N/A
ITEM 10H. Documents on Display	135
ITEM 10I. Subsidiary Information	N/A
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	42
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	N/A
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	NONE
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	N/A
ITEM 15. CONTROLS AND PROCEDURES	47, 60-61
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	112
ITEM 16B. CODE OF ETHICS	114
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	112-113
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	N/A
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	38-39
PART III
ITEM 17. FINANCIAL STATEMENTS	61-108
ITEM 18. FINANCIAL STATEMENTS	N/A

(1)
Information regarding Thomas H. Glocer only, found on pages 20-23, 28-30 and 32-33 of the MIC, and all information on the directors compensation, found on pages 37-40 of the MIC, are incorporated by reference herein as part of our annual report on Form 20-F.

THOMSON REUTERS	ANNUAL REPORT 2008

CORPORATE INFORMATION

Corporate Headquarters

THOMSON REUTERS

3 Times Square
New York, New York 10036
United States
Tel: +1 646 223 4000

Registered Offices

THOMSON REUTERS CORPORATION

Suite 2076
Toronto Dominion Bank Tower
P.O. Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Canada
Tel: +1 416 360 8700

THOMSON REUTERS PLC

The Thomson Reuters Building
South Colonnade, Canary Wharf
London E14 5EP
United Kingdom
Tel: +44 20 7250 1122
Registered no. 06141013

www.thomsonreuters.com

Stock Exchange Listings

THOMSON REUTERS CORPORATION

Common Shares
•   Toronto Stock Exchange (TSX)
(symbol: TRI)
•   New York Stock Exchange (NYSE)
(symbol: TRI)

Series II Preference Shares
•   Toronto Stock Exchange
(symbol: TRI.PR.B)

THOMSON REUTERS PLC

Ordinary Shares
•   London Stock Exchange (LSE)
(symbol: TRIL)

American Depositary Shares (ADSs)
•   Nasdaq
(symbol: TRIN)

Transfer Agents and Registrars

THOMSON REUTERS CORPORATION
COMMON AND PREFERENCE SHARES
(TRI – TSX; TRI – NYSE)

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada

E-mail: service@computershare.com
Tel: +1 800 564 6253 (U.S./Canada)
Tel: +1 514 982 7555 (outside U.S./Canada)

www.computershare.com

THOMSON REUTERS PLC
ORDINARY SHARES
(TRIL – LSE)

Equiniti
Aspect House
Spencer Road, Lancing
West Sussex BN99 6DA
United Kingdom

Tel: +44 871 384 2030 (U.K.)
Tel: +44 12 1415 7047 (outside U.K.)

www.shareview.co.uk

THOMSON REUTERS PLC ADSs
(TRIN – NASDAQ)

Deutsche Bank Trust Company Americas c/o American Stock Transfer & Trust Company
Peck Slip Station, P.S. Box 2050
New York, New York 10272-2050
United States

E-mail: db@amstock.com
Tel: +1 866 249 2593 (U.S./Canada)
Tel: +1 718 921 8137 (outside U.S./Canada)

www.adr.db.com

Auditors

PricewaterhouseCoopers LLP

Further Information

Please visit www.thomsonreuters.com
for corporate and management news and more detailed information on individual Thomson Reuters businesses, products and services.

For investor relations queries,
please call +1 800 969 9974 or e-mail
investor.relations@thomsonreuters.com.

THOMSON REUTERS	ANNUAL REPORT 2008

Thomson Reuters

3 Times Square
New York, New York 10036
United States
tel: +1 646 223 4000

Thomson Reuters Corporation

Suite 2706
Toronto Dominion Bank Tower
P.O. Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Canada
tel: +1 416 360 8700

Thomson Reuters PLC

The Thomson Reuters Building
South Colonnade, Canary Wharf
London E14 5EP
United Kingdom
tel: +44 20 7250 1122
www.thomsonreuters.com

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THOMSON REUTERS PLC (Registrant)
	By:	/s/ Deirdre Stanley
		Name:	Deirdre Stanley
		Title:	Executive Vice President and General Counsel
Date: March 30, 2009

EXHIBIT INDEX TO FORM 20-F

Number	Description

1.1	Thomson Reuters PLC Memorandum of Association (incorporated by reference to Exhibit 3.1 from Thomson Reuters PLC’s Form 20-F filed on April 17, 2008)

1.2	Thomson Reuters PLC Articles of Association

2.1
Deposit Agreement, dated as of April 17, 2008, by and among Thomson Reuters PLC, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto)(incorporated by reference to Exhibit A from Thomson Reuters PLC’s Form F-6 registration statement dated April 17, 2008)

2.2
Summary Description of the Thomson Reuters PLC American Depositary Shares, evidenced by American Depositary Receipts (incorporated by reference to Exhibit 99.12 of Thomson Reuters PLC’s Form 20-F filed on April 17, 2008)

3.1	Thomson Reuters Corporation Voting Share Trust Deed (incorporated by reference to Exhibit 99.6 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

3.2	Thomson Reuters PLC Voting Share Trust Deed (incorporated by reference to Exhibit 99.7 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

3.3	Special Voting Share Agreement (incorporated by reference to Exhibit 99.8 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

4.1	Credit Agreement dated as of August 14, 2007 (incorporated by reference to Exhibit 99.1 from Thomson Reuters Corporation’s Form 6-K dated August 31, 2007)

4.2	Trust Indenture dated November 20, 2001(incorporated by reference to Exhibit 7.1 from Thomson Reuters PLC’s Form F-9 registration statement dated December 16, 2008)

4.3	Eighth Supplemental Indenture dated September 20, 2005 (incorporated by reference to Exhibit 7.2 from Thomson Reuters PLC’s Form F-9 registration statement dated December 16, 2008)

4.4	Eleventh Supplemental Indenture dated May 29, 2008 (incorporated by reference to Exhibit 7.3 from Thomson Reuters PLC’s Form F-9 registration statement dated December 16, 2008)

4.5	Equalization and Governance Agreement (incorporated by reference to Exhibit 99.3 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

4.6	Thomson Reuters Corporation Deed of Guarantee (incorporated by reference to Exhibit 99.4 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

4.7	Thomson Reuters PLC Deed of Guarantee (incorporated by reference to Exhibit 99.5 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

4.8	Reuters Trust Principles Support Agreement (incorporated by reference to Exhibit 99.9 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

4.9	Amended and Restated Deed of Mutual Covenant (incorporated by reference to Exhibit 99.10 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

4.10	Woodbridge Undertaking (incorporated by reference to Exhibit 99.11 from Thomson Reuters Corporation’s Form 6-K dated April 17, 2008)

4.11	Agreement dated November 26, 2008 between Thomas H. Glocer and Thomson Reuters

7.1	Computations of ratios of earnings to fixed charges

8.1	Subsidiaries of Thomson Reuters (set forth in the Thomson Reuters Annual Report for the year ended December 31, 2008)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002